Form 20-F
period 2002-12-31
GRUPO TELEVISA S A
filed 2003-06-30
CIK 912892

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

 [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR
 [X]  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______TO_______

                         COMMISSION FILE NUMBER 1-12610

                                   -----------
                              GRUPO TELEVISA, S.A.

             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)
                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)
                          AV. VASCO DE QUIROGA NO. 2000
                                COLONIA SANTA FE
                               01210 MEXICO, D.F.
                                     MEXICO
                    (Address of principal executive offices)

                                   -----------
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                    TITLE OF EACH CLASS                                              NAME OF EACH EXCHANGE ON WHICH REGISTERED
                    -------------------                                              -----------------------------------------
          A Shares, without par value ("A Shares")                              New York Stock Exchange  (for listing purposes only)
          L Shares, without par value ("L Shares")                              New York Stock Exchange (for listing purposes only)
     Dividend Premium Shares, without par value ("D Shares")                    New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"), each representing twenty Ordinary                           New York Stock Exchange
   Participation Certificates (Certificados de Participacion Ordinarios)
                                 ("CPOs")
CPOs, each representing one A Share, one L Share and one D Share                New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None.

                                (Title of Class)
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None.

 The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:
                             4,479,799,524 A Shares
                             2,184,297,425 L Shares
                             2,184,297,425 D Shares
         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and

                  (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                      PAGE
                                                   PART I
Item 1.     Identity of Directors, Senior Management and Advisers...................................     1
Item 2.     Offer Statistics and Expected Timetable.................................................     1
Item 3.     Key Information.........................................................................     1
                  Selected Financial Data...........................................................     1
                  Dividends.........................................................................     5
                  Exchange Rate Information.........................................................     5
                  Risk Factors......................................................................     7
                  Forward-Looking Statements........................................................    19
Item 4.     Information on the Company..............................................................    20
                  History and Development of the Company............................................    20
                  Significant Subsidiaries, etc.....................................................    20
                  Capital Expenditures..............................................................    21
                  Business Overview.................................................................    22
                  Property, Plant and Equipment.....................................................    54
Item 5.     Operating and Financial Review and Prospects............................................    56
Item 6.     Directors, Senior Management and Employees..............................................    92
Item 7.     Major Shareholders and Related Party Transactions.......................................   103
Item 8.     Financial Information...................................................................   112
Item 9.     Offer and Listing Details...............................................................   112
                  Trading History of CPOs and GDSs..................................................   112
                  Trading on the Mexican Stock Exchange.............................................   113
Item 10.    Other Information.......................................................................   118
                  Mexican Securities Market Law.....................................................   118
                  Bylaws............................................................................   120
                  Material Contracts................................................................   130
                  Legal Proceedings.................................................................   131
                  Exchange Controls.................................................................   132
                  Taxation..........................................................................   133
                  Documents on Display..............................................................   138
Item 11.    Quantitative and Qualitative Disclosures About Market Risk..............................   139
Item 12.    Description of Securities Other than Equity Securities..................................   143

                                                  PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.........................................   143
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds............   143
Item 15.    Controls and Procedures.................................................................   143

                                                  PART III

Item 16A.   Audit Committee Financial Expert........................................................   143
Item 16B.   Code of Ethics..........................................................................   143
Item 16C.   Principal Accountant Fees and Services..................................................   143

                                                  PART IV

Item 17.    Financial Statements....................................................................   143
Item 18.    Financial Statements....................................................................   143
Item 19.    Exhibits................................................................................   143

     We publish our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our financial statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex. As of December 31, 2002, the Interbank Rate was Ps.10.464 to U.S.$1.00. See "Key Information -- Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2002, unless otherwise indicated.

     Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2002 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.

                                     PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                  Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not applicable.

ITEM 3.       KEY INFORMATION

                             SELECTED FINANCIAL DATA

     The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2001 and 2002, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2000, 2001 and 2002 and the accompanying notes appearing elsewhere in this annual report. The data should also be read together with "Operating and Financial Review and Prospects."

     The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2002, which was Ps.10.464 per U.S. Dollar. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

     In December 2001, we entered into an agreement to sell our music recording operations to Univision Communications, Inc., or Univision, and we consummated this sale in April 2002. See "Information on the Company -- Business Overview -- Music Recording" and "-- Univision." We no longer engage in the music recording business, and under Mexican GAAP the results of our music recording segment through December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. See "Operating and Financial Review and Prospects -- Discontinued Operations" and Note 23 to our year-end financial statements.

                                                                           YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------------
                                        1998             1999            2000             2001           2002              2002
                                     ----------       ----------      ----------       ----------      ----------       ----------
                                     (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002 OR MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
INCOME STATEMENT DATA:
Net sales.......................     Ps. 20,332       Ps. 20,053      Ps. 21,582       Ps. 20,786      Ps. 21,559       U.S.$2,060
Operating income................          3,456            4,232           5,211            4,340           4,650              444
Integral cost of financing
   -- net(2)....................          2,942            1,090           1,055              437             613               59
Restructuring and
    non-recurring
    charges(3)..................          1,241              541           2,027              574             842               80
Income (loss) from
    continuing operations.......            387            1,570            (705)           1,510            (394)             (38)
Income (loss) from
    discontinued
    operations(4)...............          2,277              (31)             25               14           1,063              102
Cumulative effect of
    accounting
    change-net..................             --               --              --              (73)             --               --
Net income (loss)...............          1,029            1,279            (872)           1,422             738               71
(Loss) income from
    continuing operations
    per CPO(5)..................          (0.41)            0.44           (0.30)            0.51           (0.12)              --
Net income (loss) per
    CPO(5)......................           0.32             0.41           (0.30)            0.48            0.24               --
Weighted-average number of
    shares outstanding (in
    millions)(6)................          9,270            9,051           8,825            8,877           8,854               --
Shares outstanding (in
    millions, at year end)......          9,270            8,839           8,899            8,856           8,848               --
(U.S. GAAP)(7)
INCOME STATEMENT DATA:
Net sales.......................     Ps. 21,901       Ps. 21,606      Ps. 22,954       Ps. 21,830      Ps. 21,767       U.S.$2,080
Operating income................            928            3,257           4,615            2,435           3,011              288
Income from continuing
    operations..................          1,339            2,244           1,205            2,246             100               10
Cumulative effect of
    accounting change-net.......             --               --              --             (831)         (1,233)            (118)
Net income......................          2,302            2,752             200            1,375          (1,133)            (108)
Income from continuing
    operations per CPO(5).......           0.43             0.76            0.40             0.93            0.03               --
Net income per CPO(5)...........           0.76             0.92            0.06             0.48           (0.39)              --
Weighted-average number of
    shares outstanding (in
    millions)(6)(8).............          9,270            8,902           8,825            8,877           8,854               --
Shares outstanding (in
    millions, at year
    end)(6).....................          9,270            8,839           8,899            8,856           8,848               --
(MEXICAN GAAP)
 BALANCE SHEET DATA (END OF
  YEAR):
Cash and temporary
    investments.................     Ps.  7,606       Ps.  7,208      Ps.  8,328       Ps.  5,946      Ps.  8,787       U.S.$  840
Total assets....................         58,372           53,146          51,523           52,005          56,473            5,397
Current notes payable to
    banks and other notes
    payable(9)..................            220              946             382              354           1,240              118
Long-term debt(10)..............         12,357           10,474          11,999           13,551          13,345            1,275
Customer deposits and
    advances(11)................         10,328            9,696          10,941           11,417          11,753            1,123
Capital stock(12)...............          7,728            7,369           7,418            7,375           7,369              704
Total stockholders' equity
    (including minority
    interest)...................         28,146           24,863          19,408           19,796          21,324            2,038
(U.S. GAAP)(7)
 BALANCE SHEET DATA (END OF
 YEAR):
Property, plant and
    equipment, net..............     Ps. 15,748       Ps. 14,896      Ps. 14,849       Ps. 15,053      Ps. 15,201       U.S.$1,453
Total assets....................         55,198           50,906          48,675           54,115          56,424            5,392
Current notes payable to
    banks and other notes
    payable(9)..................            220              946             382              354           1,240              118
Long-term debt(10)..............         12,357           10,474          11,999           13,551          13,345            1,275
Total stockholders' equity
    (excluding minority
    interest)...................         18,295           17,415          17,396           18,920          17,657            1,687

                                                                            YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------------
                                        1998             1999            2000             2001            2002            2002
                                     ----------       ----------      ----------       ----------      ----------       ----------
                                     (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002 OR MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
OTHER FINANCIAL INFORMATION:
EBITDA(13)......................     Ps.  4,734       Ps.  5,500      Ps.  6,522       Ps.  5,694      Ps.  6,100       U.S.$  583
Capital expenditures............          1,261            1,025           1,655            1,406           1,415              135
(U.S. GAAP)(7)
OTHER FINANCIAL INFORMATION:
Cash (used for) provided
    by operating activities.....         (2,152)           1,225           1,276            1,924           5,684              543
Cash (used for) provided
    by financing activities.....         (1,856)          (3,437)            405            2,150             382               37
Cash provided by (used
    for) investing
    activities..................          9,171            2,397            (487)          (6,156)         (5,039)            (482)
OTHER DATA:
Average prime time
    audience share (TV
    broadcasting)(14)...........           78.6%            78.0%           73.7%            70.5%           72.4%              --
Average prime time rating
    (TV broadcasting)(14).......           41.2             43.0            41.0             39.1            39.6               --
Magazine circulation
    (millions of
    copies)(15).................            132              133             140              132             137               --
Number of employees (at
    year end)...................         15,400           14,700          14,600           13,700          12,600               --
Number of Innova
    subscribers (in
    thousands at year
    end)(16)....................            266              410             590              692             706               --
Number of Cablevision
    subscribers (in
    thousands at year
    end)(17)....................            275              390             403              452             412               --
Number of EsMas.com
    registered users (in
    thousands at year
    end)(18)....................             --               --             375              866           2,514               --

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Except per CPO, share, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Mexican Pesos in purchasing power as of December 31, 2002, unless otherwise indicated.

(2) Includes interest expense, interest income, foreign exchange gain or loss -- net, gain or loss from monetary position and monetary results classified as provisions for deferred income taxes. See Note 19 to our year-end financial statements.

(3)   See Note 20 to our year-end financial statements.

(4)   See Note 23 to our year-end financial statements.

(5) For further analysis of (loss) income from continuing operations per CPO and net income (loss) per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 24 (for the calculation under Mexican
      GAAP) and 27 (for the calculation under U.S. GAAP) to our year-end financial statements.

(6) We have three classes of common stock, A Shares, L Shares and D Shares. Some of our A Shares, and all of our L Shares and D Shares, are publicly traded in Mexico in the form of CPOs, each of which represents one A Share, one L Share and one D Share, and are publicly traded in the United States in the form of GDSs, each of which represents twenty CPOs. In all periods presented, the number of shares and CPOs outstanding gives effect to the March 1, 2000 10-for-1 stock split. As of December 31, 1998 and 1999, there were 2,271,150,000 CPOs and an additional 2,456,550,000 A
      Shares not in the form of CPOs authorized and issued. As of December 31, 2000 and 2001, there were 2,271,150,000 CPOs and an additional 2,319,550,000 A Shares not in the form of CPOs authorized and issued. As of December 31, 2002, there were 2,271,150,000 CPOs and an additional 2,319,593,117 A Shares not in the form of CPOs authorized and issued. See
      Note 14 to our year-end financial statements.

      For financial reporting purposes under Mexican GAAP only: (i) as of December 31, 1999, there were 2,161,908,350 CPOs and an additional 2,353,697,650 A Shares not in the form of CPOs authorized, issued and outstanding; (ii) as of December 31, 2000, there were 2,201,056,125 CPOs and an additional 2,295,458,982 A Shares not in the form of CPOs authorized, issued and outstanding; (iii) as of December 31, 2001, there were 2,186,933,525 CPOs and an additional 2,295,458,982 A Shares not in the form of CPOs authorized, issued and outstanding and (iv) as of December 31, 2002, there were 2,184,297,425 CPOs and an additional 2,295,502,099 A Shares not in the form of CPOs authorized, issued and outstanding. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican GAAP as of December 31, 2002 does not include 86,851,771 CPOs and an additional 24,091,018 A Shares not in the form of CPOs acquired by Televisa Comercial, S.A. de C.V., or Televisa Comercial (formerly Grupo Alameda, S.A. de C.V.), one of our wholly-owned subsidiaries. In April 2003, Televisa Comercial merged into another one of our wholly-owned subsidiaries, Televisa, S.A. de C.V. Substantially all of these CPOs and A Shares are currently held by the trust we created to implement our stock option plan and are included in the number of shares outstanding for legal purposes. See Notes 14 and 24 to our year-end financial statements.

      The number of shares authorized, issued and outstanding during the four-year period ended December 31, 2002 reflects the repurchase by us of an aggregate of 32,617,000 CPOs in the open market in 1999 and 2000 pursuant to our share repurchase program, the acquisition of 161,091,018 A Shares and 111,876,350 CPOs by Televisa Comercial in 2000, 2001 and 2002 (including repurchases in the open market), the cancellation of shares in the form of 57,640,775 CPOs and an additional 137,000,000 A Shares in October 2000 and the issuance of shares in the form of 57,640,775 CPOs in October 2000 in connection with the merger of Editorial Televisa, S.A. de C. V. with and into us. See Notes 2 and 14 to our year-end financial statements.

(7) See Note 27 to our year-end financial statements. In contrast to Mexican GAAP, the results of our music recording segment from prior and subsequent periods are not reflected as discontinued operations under U.S. GAAP, since we continue to have significant influence over Univision.

(8) The weighted average number of shares and CPOs outstanding under U.S. GAAP as of December 31, 1999 differs from the weighted average number of shares and CPOs outstanding as of this date under Mexican GAAP as a result of a difference in the accounting treatment of the 95,117,650 CPOs and an additional 102,882,350 A Shares that we acquired in connection with our acquisition of Televisa Comercial in June 1999. Under U.S. GAAP, these CPOs and additional A Shares have been classified as repurchased shares since January 1, 1999, the date from which we and Televisa Comercial were under common control with Grupo Televicentro, S.A. de C.V., or Televicentro. Under Mexican GAAP, these CPOs and A Shares have been classified as repurchased shares since June 30, 1999. See Notes 2, 24 and 27 to our year-end financial statements.

(9) Current notes payable to banks and other notes payable include Ps.27.3 million, Ps.61.9 million, Ps.62.8 million, Ps.13.5 million and Ps.7.1 million of other notes payable as of December 31, 1998, 1999, 2000, 2001 and 2002, respectively. See Note 9 to our year-end financial statements.

(10) Long-term debt includes the Ps.65.6 million, Ps.71.1 million, Ps.79.2 million and Ps.6.5 million of other notes payable as of December 31, 1998, 1999, 2000 and 2001, respectively. See "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 9 to our year-end financial statements.

(11) Prior to the fourth quarter of 1998, we sold advertising time on a multi-media basis, under a plan that required substantial upfront deposits from advertisers, but allowed advertisers to take advantage of rates fixed at the time of their deposits. We implemented a number of changes to our method of selling advertising over the last four years. As a result of these changes, we believe that customer deposits as of December 31, 1999, 2000, 2001 and 2002 are not fully comparable to those as of December 31, 1998.

(12) Net of amounts in respect of repurchased shares as of December 31, 2000, 2001 and 2002 in the amount of Ps.195.4 million, Ps.238.5 million and Ps.245.1 million, respectively.

(13) We evaluate our operating performance based on several factors, including EBITDA, our primary financial measure of operating income before non-cash depreciation of tangible assets and amortization of intangible assets of Televisa and its restricted and unrestricted subsidiaries. EBITDA is not a Mexican GAAP or U.S. GAAP measurement. We consider EBITDA an important indicator of the operational strength and performance of our businesses, including the ability to provide cash flows to service debt and fund capital expenditures. EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation of tangible assets and amortization of intangible assets. In addition, we believe EBITDA is commonly used by financial analysts and others in the media industry. However, EBITDA does not represent cash flow of Televisa and its restricted and unrestricted subsidiaries for the periods presented and should be considered in addition to, and not as a substitute for, gross profit, operating income, net income and other measures of financial performance reported in accordance with Mexican GAAP or U.S. GAAP. In addition, EBITDA should not be used as a substitute for our measures of changes in financial position. The following table sets forth a reconciliation of our EBITDA to net income (loss) under Mexican GAAP for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

                                                               YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------------
                                             1998          1999          2000         2001           2002
                                           ---------     ---------    ---------     ---------     ---------
EBITDA.................................    Ps. 4,734     Ps. 5,499    Ps. 6,522     Ps. 5,694     Ps. 6,100
Less:  Depreciation and amortization...        1,278         1,267        1,311         1,354         1,450
                                           ---------     ---------    ---------     ---------     ---------
Operating income.......................        3,456         4,232        5,211         4,340         4,650
Plus:  Other non-operating income......        7,113         1,926        1,628         1,208         2,535
 Less:  Other non-operating costs and
   expenses............................        9,540         4,879        7,711         4,126         6,447
                                           ---------     ---------    ---------     ---------     ---------
 Net income (loss).....................    Ps. 1,029     Ps. 1,279    Ps.  (872)    Ps. 1,422     Ps.   738
                                           =========     =========    =========     =========     =========

      Our EBITDA may not be comparable with EBITDA as defined by other companies, and is different than adjusted EBITDA as defined in our U.S.$100.0 million five-year term loan facility. See "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

(14) "Average prime time audience share" for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and "average rating" for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, "prime time" in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and "weekday prime time" is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see "Information on the Company -- Business Overview -- Television -- Television Broadcasting."

(15) The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(16) Innova, S. de R.L. de C.V., or Innova, our direct-to-home, or DTH satellite service in Mexico, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential subscribers for Innova's basic service package at the end of each year presented. Our share in the results of operations of Innova through December 31, 2000 was included in our income statement under the line item "Equity in losses of affiliates." For a description of Innova's business and results of operations and financial condition, see "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico" and Innova's year-end financial statements for the years ended December 31, 2000, 2001 and 2002, which begin on page F-67. Under Mexican GAAP, effective January 1, 2001, we no longer recognize equity in losses in respect of our investment in Innova in our income statement. See "Operating and Financial Review and Prospects -- Equity in Losses of Affiliates."

(17) Through April 2002, we operated our cable television business, Empresas Cablevision, S.A. de C.V., or Cablevision, through a joint venture with America Movil, S.A. de C.V., or America Movil. America Movil sold its 49% equity interest in Cablevision in connection with an offering in Mexico on April 11, 2002. See "Information on the Company -- Business Overview -- Cable Television." The figures set forth in this line item represent the total number of subscribers for Cablevision's basic service package at the end of each year presented. For a description of Cablevision's business and results of operations and financial condition, see "Operating and Financial Review and Prospects -- Results of Operations -- Cable Television" and "Information on the Company -- Business Overview -- Cable Television."

(18) We launched EsMas.com in May 2000. Since May 2000, the results of operations of EsMas.com have been included in the results of operations of our Other Businesses segment. See "Operating and Financial Review and Prospects -- Other Businesses --2002 vs. 2001" and "-- 2001 vs. 2000." For a description of EsMas.com, see "Information on the Company -- Business Overview -- Other Businesses -- EsMas.com." The figures set forth in this line item represents the number of registered users in each year presented. The term "registered user" means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by EsMas.com.

                                    DIVIDENDS

     In February 2003, the Board of Directors proposed, and our shareholders approved at our annual general shareholders' meeting in April 2003, the payment of a dividend in the aggregate amount of Ps.550 million. This dividend consists of 0.18936540977 Pesos per CPO, including dividends paid to the holders of A Shares and L Shares and the cumulative preferred dividend and premium paid to the holders of D Shares underlying each CPO, and 0.05260150265 Pesos per A Share not in the form of CPOs. We did not pay dividends on our A Shares, L Shares or D Shares in 1998, 1999, 2000, 2001 and 2002. The amount of any future dividend payments will be proposed on an annual basis by the Board of Directors based on our results of operations, financial condition, investments and other relevant factors.

     Decisions regarding the payment and amount of dividends are subject to approval by the holders of the A Shares, generally, but not necessarily, on the recommendation of the Board of Directors. Grupo Televicentro, S.A. de C.V., or Televicentro, owns a majority of the A Shares and, for so long as it continues to own a majority of such shares, it will have, as a result of such ownership, the ability to determine whether dividends are to be paid and the amount of such dividends. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders." In addition, the agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends.

                            EXCHANGE RATE INFORMATION

     Since November 1991, Mexico has had a free market for foreign exchange, and since December 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996, the Peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets with the Peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. More recently, the economic and financial crises in Argentina and Venezuela have resulted in volatility in the foreign exchange markets, have caused instability in the Latin American financial markets and could continue to have a negative impact on the value of the Peso. See "-- Risk Factors -- Risk Factors Related to Mexico -- Developments in Other Emerging Markets Countries or the United States May Affect Us and the Prices for Our Securities." We cannot assure you that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period end free market exchange rate for the purchase of U.S. Dollars, expressed in nominal Pesos per U.S. Dollar. All amounts are stated in Pesos per U.S. Dollar. As of June 25, 2003, the free market exchange rate for the purchase of U.S. Dollars as reported by the Board of Governors of the Federal Reserve Bank was Ps.10.48 per U.S. Dollar.

                                                                           EXCHANGE RATE(1)
                                                                           ----------------
                                                        HIGH             LOW          AVERAGE(2)      PERIOD END
                                                        ----             ---          ----------      ----------
YEAR ENDED DECEMBER 31,
     1998...................................            10.63            8.04             9.24            9.90
     1999...................................            10.60            9.24             9.56            9.48
     2000...................................            10.09            9.18             9.47            9.62
     2001...................................             9.97            8.95             9.33            9.16
     2002...................................            10.43            9.00             9.75           10.43
MONTH ENDED
     December 31, 2002......................            10.43           10.10            10.23           10.43
     January 31, 2003.......................            10.98           10.32            10.62           10.90
     February 28, 2003......................            11.06           10.77            10.95           11.03
     March 31, 2003.........................            11.24           10.66            10.91           10.78
     April 30, 2003.........................            10.77           10.31            10.59           10.31
     May 31, 2003...........................            10.42           10.11            10.25           10.34
     June 25, 2003..........................            10.74           10.24            10.51           10.48

(1) The free market exchange rate is the Noon Buying Rate for Pesos reported by the Board of Governors of the Federal Reserve Bank.

(2) Annual average rates reflect the average of month-end rates. Monthly average rates reflect the average of daily rates.

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as obtaining foreign programming and other goods, would be adversely affected. See "-- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Us and Others to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition."

                                  RISK FACTORS

     The following is a discussion of risks associated with our Company and an investment in our securities. Some of the risks of investing in our securities are general risks associated with doing business in Mexico. Other risks are specific to our business. The discussion below contains information about the Mexican government and the Mexican economy obtained from official statements of the Mexican government as well as other public sources. We have not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations or the price of our securities.

                         RISK FACTORS RELATED TO MEXICO

ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS

     Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations or business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico.

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

     Mexico has experienced a prolonged period of slow economic growth since 2001 primarily as a result of the downturn in the U.S. economy. In 2000, Mexico's gross domestic product, or GDP, increased 6.6%. According to Mexican government estimates, GDP decreased 0.3% in 2001 and increased 0.9% and 2.3% in 2002 and the three month period ended March 31, 2003, respectively. Inflation in 2000, 2001, 2002 and the three month period ended March 31, 2003 was 9.0%, 4.4%, 5.7% and 1.3%, respectively. GDP growth fell short of Mexican government estimates in 2002 due primarily to the slowdown in the growth of the U.S. economy, the reduction of investments, the increase in unemployment and a decrease in exports as a result of the 14.01% depreciation of the Peso as compared to the U.S. Dollar. According to Mexican government estimates, GDP in Mexico is expected to grow by approximately 2.25%, while inflation is expected to be less than 4.0%, in 2003. We cannot assure you that these estimates will prove to be accurate. During the first quarter of 2003, the Mexican economy continued to slow, in large part, as a result of the continued weakness of the U.S. economy, the uncertainty generated by the continued hostilities in the Middle East and the related potential impacts on oil prices and consumer confidence, uncertainty caused by the continuing threat of large scale international terrorist attacks and a decrease in consumption as a result of the recent depreciation of the Mexican Peso as compared to the U.S. Dollar. We believe that the economic slowdown has negatively affected and could continue to negatively affect our revenues.

     If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

         - demand for advertising may decrease both because consumers may reduce expenditures for our advertisers' products and because advertisers may reduce advertising expenditures; and

         - demand for publications, cable television, DTH satellite services, pay-per-view programming and other services and products may decrease because consumers may find it difficult to pay for these services and products.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR THE UNITED STATES MAY AFFECT US AND THE PRICES FOR OUR SECURITIES

     The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. In the past, economic crises in Asia, Russia, Brazil, other emerging markets and in other areas adversely affected the Mexican economy and thus, future economic developments in Mexico and other emerging markets, such as Argentina, as well as the recession in the United States, could adversely affect the Mexican economy in future periods. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including ours, or our business.

     In particular, Argentina's insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The former Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rua in December 2001. On May 15, 2003, a new president, Nestor Kirchner, took office in Argentina and is expected to retain the same economy minister and continue the fiscal and monetary policies initiated by President Duhalde. The recent devaluation of the Argentine peso may have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment have continued to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, this crisis may adversely affect Mexico, the price of our securities or our business.

     In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chavez was forced to resign from office by Venezuela's military commanders in an attempted coup d'etat. Although Mr. Chavez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. More recently, a nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, Mexico, the price of our securities or our business.

     In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The price of our securities has also historically been adversely affected by increases in interest rates in the United States and elsewhere.

THE SEPTEMBER 11, 2001 TERRORIST ATTACKS ON THE UNITED STATES, AND MORE RECENTLY THE UNITED STATES INVASION OF IRAQ, HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

     Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers' budgets. Historically, advertising in most forms of media correlates with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, as well as fluctuations in consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. Since those attacks, there have been terrorist attacks abroad and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a declaration of war against terrorism and the invasion of Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or worsen, if the weak economic conditions in the U.S. continue or worsen, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF US AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES AND/OR ADVERSELY AFFECT OUR FINANCIAL CONDITION

     Most of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

     Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities.

HIGH INFLATION RATES IN MEXICO MAY DECREASE DEMAND FOR OUR SERVICES WHILE INCREASING OUR COSTS

     Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, was 9.0% for 2000, 4.4% for 2001, 5.7% for 2002 and 1.3% for the three month period ended March 31, 2003. Nonetheless, at approximately 4.7% per annum (as measured from May 2002 to May 2003), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:

         - inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products;

         - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

         - if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 15.2%, 11.3%, 7.1% and 8.8% for 2000, 2001, 2002 and the
three month period ended March 31, 2003. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at high interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. Neither the Institutional Revolutionary Party nor the National Action Party succeeded in securing a majority in the Chamber of Deputies or the Senate, the two houses of the Mexican Congress. Although members of the National Action Party have governed several states and municipalities, the National Action Party had not previously governed on a federal level. President Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. This legislative deadlock could slow down the progress of reforms in Mexico. In addition, new legislative elections will be held in July 2003, which may further hinder President Fox's ability to implement his initiatives. The effects on the social and political situation in Mexico, as well as currency instability in Mexico, could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

MEXICAN ANTITRUST LAWS MAY LIMIT OUR ABILITY TO EXPAND THROUGH ACQUISITIONS OR JOINT VENTURES

     Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant joint ventures. In 2002, the Mexican Antitrust Commission did not approve the proposed merger of our radio subsidiary, Sistema Radiopolis, S.A. de C.V., or Sistema Radiopolis, with Grupo Acir Comunicaciones, S.A. de C.V., or Grupo Acir, and it may not approve any proposed future acquisition or joint venture that we may pursue. See "Information on the Company -- Business Overview -- Radio" and "-- Regulation."

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years. See Note 27 to our year-end financial statements.

               RISK FACTORS RELATED TO OUR PRINCIPAL SHAREHOLDERS

TELEVICENTRO HAS SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT AND THE INTERESTS OF TELEVICENTRO MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     Approximately 51.36% of our outstanding A Shares, the class of capital stock that is entitled to elect a majority of our Board of Directors and the only class of capital stock entitled to vote on other general corporate matters, is beneficially owned, directly or indirectly, by Televicentro and its shareholders. As our controlling shareholder, Televicentro controls our business through its power to elect a majority of our Board of Directors and to determine the outcome of almost all actions that require shareholder approval. For example, Televicentro has the ability to cause us to declare dividends. Televicentro's common stock is beneficially owned by the following holders:
Emilio Azcarraga Jean owns 55.29%, the SINCA Inbursa Trust owns 24.70% and the Investor Trust owns 20.01%. In March 2003, SINCA Inbursa transferred its rights and obligations under the SINCA Inbursa Trust and other agreements among Televicentro's shareholders to Promotora Inbursa, an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. Accordingly, Promotora Inbursa is currently the SINCA Inbursa Trust's sole beneficiary. The SINCA Inbursa Trust has agreed to vote its 24.70% stock interest in the same manner as Emilio Azcarraga Jean votes, as long as Mr. Azcarraga Jean owns at least 27.0% of the capital stock of Televicentro. Members of the Aramburuzabala family and the Fernandez family are the Investor Trust's sole beneficiaries. Through the Investor Trust, the Aramburuzabala family owns 16.21% and the Fernandez family owns 3.80% of Televicentro's capital stock. For so long as he continues to own a majority of Televicentro's capital stock, Mr. Azcarraga Jean will have the power to elect a majority of the Board of Directors of Televicentro. Other than some actions that require the approval of the other shareholders or their designees on Televicentro's Board of Directors, directors elected by Mr. Azcarraga Jean generally have the power to direct the voting of our capital stock beneficially owned by Televicentro. The disposition by Televicentro of our capital stock having an aggregate value in excess of U.S.$30 million in any 12-month period requires the approval of a supermajority of the directors on Televicentro's Board of Directors, including the directors elected by Televicentro's minority shareholders. In addition to their indirect ownership interest in our company through Televicentro, Mr. Azcarraga Jean and Ms. Maria Asuncion Aramburuzabala Larregui serve as our directors and directly and indirectly own some CPOs. Mr. Azcarraga Jean also serves as our Chairman of the Board, President, President of the Executive Committee and Chief Executive Officer. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders" and "Directors, Senior Management and Employees."

     The investment by the SINCA Inbursa Trust in Televicentro was authorized by a resolution of the Mexican Comision Federal de Competencia in July 1999. Pursuant to this resolution, the SINCA Inbursa Trust was required to withdraw its investment in Televicentro within a three year term that expired in August 2002. In July 2002, the Mexican Comision Federal de Competencia authorized an extension of the three year term until September 2005, provided that by September 2004, Promotora Inbursa (formerly SINCA Inbursa) shall have entered into arrangements to withdraw its investment in Televicentro on or prior to September 2005. Any such disposition may involve the sale of this interest to another shareholder of Televicentro or to a third party, and could possibly involve a secondary sale of our equity by or on behalf of Televicentro or its shareholders and/or other alternatives. Any sale of our equity securities by Televicentro or its shareholders could have an adverse effect on the market for our equity securities and/or result in a change of control of our ownership. In addition, upon the occurrence of a change of control, we would be required to make an offer to repurchase all of our outstanding publicly-held debt securities at a price of 101% of the principal amount plus accrued and unpaid interest, and we cannot assure you that we would have sufficient funds to repurchase these securities. If an offer to repurchase our debt securities is required to be made and we do not have available sufficient funds to repurchase such debt securities, an event of default would occur under our indentures, which, in turn, would result in the acceleration of the maturity of our publicly-held debt securities and other indebtedness. No assurances can be given that the disposition of Promotora Inbursa's interest, through the SINCA Inbursa Trust, will be completed in a timely manner and, if not, the consequences thereof. In addition, no assurances can be given that additional conditions will not be imposed by the Comision Federal de Competencia related to Promotora Inbursa's ownership or disposition of its interest in Televicentro.

     On April 29, 2003, our Board of Directors approved the acquisition of all the outstanding equity of Telespecialidades, S.A. de C.V., or Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro. The total consideration to be paid in connection with this acquisition will be approximately U.S.$83 million, which will be financed with cash on hand. At the time of the acquisition, Telespecialidades's net assets will consist principally of 4,773,849 shares of our capital stock in the form of 1,591,283 CPOs, which shares were previously owned by Televicentro, and tax loss carryforwards of approximately Ps.6,457 million. The terms of this acquisition have been approved by our Audit Committee. The completion of this acquisition is subject to a number of conditions. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders."

AS OUR CONTROLLING SHAREHOLDER, TELEVICENTRO MAY LIMIT OUR ABILITY TO RAISE CAPITAL, WHICH WOULD REQUIRE US TO SEEK OTHER FINANCING ARRANGEMENTS

     Televicentro has the voting power to prevent us from raising money through equity offerings. Televicentro has informed us that if we conduct a primary sale of our equity, it would consider exercising its pre-emptive rights to purchase a sufficient number of additional A Shares in order to maintain its majority interest in our equity securities. In the event that Televicentro is unwilling to subscribe for additional shares, we would need to raise money through a combination of debt or other financing, which we may not obtain, or if so, possibly not on favorable terms.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR BROADCAST OR OTHER CONCESSIONS

     Under Mexican law, we need concessions from the Secretaria de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems, as well as to operate our nationwide paging business. The expiration dates for the concessions for our television stations range from 2003 to 2012. Our concessions for Channels 2, 4, 5 and 9 expire in 2009. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law. This may not happen in the future and the current law may change or be superseded by new laws. If we are unable to renew our concessions for any of our significant stations before they expire, our business would be materially adversely affected. The SCT can revoke our concessions and the Mexican government can require us to forfeit our broadcast assets under the circumstances described under "Information on the Company -- Business Overview -- Regulation."

WE FACE COMPETITION IN EACH OF OUR MARKETS THAT WE EXPECT WILL INTENSIFY

     We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See "Information on the Company -- Business Overview -- Television -- Television Industry in Mexico" and "-- Television Broadcasting." In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies. Our future success will be affected by these changes, which we cannot predict. Developments may limit our access to new distribution channels, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.

THE SEASONAL NATURE OF OUR BUSINESS AFFECTS OUR REVENUE AND A SIGNIFICANT REDUCTION IN FOURTH QUARTER NET SALES COULD IMPACT OUR RESULTS OF OPERATIONS

     Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2000, 2001 and 2002, we recognized 29.2%, 28.8% and 29.5% of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

FUTURE ACTIVITIES WHICH WE MAY WISH TO UNDERTAKE IN THE UNITED STATES MAY BE AFFECTED BY OUR ARRANGEMENTS WITH UNIVISION AND MAY AFFECT OUR EQUITY INTEREST IN UNIVISION

     We have an agreement with Univision that requires us to grant Univision an exclusive right to broadcast our television programming in the U.S., with some exceptions, as described in "Information on the Company -- Business Overview -- Univision."

     We are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain Spanish-language television broadcasting ventures to the extent they relate to U.S. Spanish-language television broadcasting. Should Univision exercise these rights, Univision would reduce our share of potentially lucrative corporate opportunities involving these ventures. In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the United States, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and to create future channels available in the U.S. that feature our programming. See "Information on the Company -- Business Overview -- Univision." The current joint venture with Univision and any future venture we might pursue involving U.S. Spanish-language television broadcasting, with or without Univision as a partner, may compete directly with Univision to the extent such ventures seek viewership among Hispanic households in the United States. Direct competition between Univision and these ventures could have a material adverse effect on the financial condition and results of operations of the ventures and the value of our investment in Univision.

     In the past, we had disagreements with Univision over our ability to broadcast over the Internet programs to which Univision had rights in the United States. As part of the amendments in December 2001 to our arrangements with Univision, we agreed that for a five-year period, we and Univision each would have limited rights to transmit via the Internet certain limited programming. After a five-year period, the terms of our agreement with Univision in respect of these rights will revert to the provisions of our prior agreement. We continue to believe that these terms allow us to distribute internationally, including in the United States, on our Internet service originating from Mexico, programs to which Univision believes it has exclusive rights in the United States. Univision disagrees with our position. We cannot assure you as to whether, after the expiration of the five-year period described above, we would provide our television programming over the Internet for U.S. distribution. However, if we do provide our programming for U.S. distribution via the Internet, Univision may commence legal proceedings and we may not prevail in litigation.

     In addition, by operation of the ownership rules and policies of the U.S. Federal Communications Commission, or the FCC, our interest in Univision may limit our ability to invest in other U.S. media entities. See "Information on the Company -- Business Overview -- Regulation -- Television -- U.S. Regulation of Television Broadcast Stations."

WE HAVE EXPERIENCED SUBSTANTIAL LOSSES, PRIMARILY IN RESPECT OF OUR INVESTMENTS IN INNOVA AND MCOP, AND EXPECT TO CONTINUE TO EXPERIENCE SUBSTANTIAL LOSSES AS A RESULT OF OUR PARTICIPATION IN DTH JOINT VENTURES, WHICH WOULD ADVERSELY AFFECT OUR NET INCOME

     We have invested a significant amount, and will continue to invest significant additional amounts, to develop DTH satellite services primarily in Mexico and other countries throughout Latin America. In recent years, we have experienced substantial losses and substantial negative cash flow, and we expect to continue to experience substantial losses for at least the next several years, as a result of our participation in the DTH joint ventures, which would adversely affect our net income. See Notes 11 and 13 to our year-end financial statements. Under Mexican GAAP, effective January 2001 and December 2002, we no longer recognize equity in losses in respect of our investments in Innova and Sky Multi-Country Partners, or MCOP, respectively, in our income statement. See "Operating and Financial Review and Prospects -- Equity in Losses of Affiliates."

     Our DTH joint ventures face competition from other DTH satellite services and other means of television broadcast, including multi-channel, multi-point distribution systems and cable television systems. If we or our partners cannot invest the amounts necessary to fund our ventures' operations, we or our partners may be in breach of our agreements. If our ventures are unable to obtain independent financing, these ventures may ultimately fail, possibly resulting in a loss of our entire investment and in our being required to make payments under some of our guarantees of these ventures' obligations.

     We own a 60% interest in Innova, our DTH joint venture in Mexico. The balance of Innova's equity is owned by The News Corporation Limited, or News Corp., and Liberty Media International, or Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have control over the operations of Innova. The indentures that govern the terms of the notes issued by Innova in April 1997 contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.

     We own minority interests in the DTH joint ventures in Spain, Colombia and Chile. See "Information on the Company -- Business Overview -- DTH Joint Ventures." Although we have some governance rights, we do not control these joint ventures.

ONE OF INNOVA'S OWNERS, NEWS CORP., MAY ACQUIRE SIGNIFICANT INTERESTS IN DIRECTV, INNOVA'S DTH COMPETITOR IN MEXICO, AND PANAMSAT, AND WE CANNOT PREDICT WHAT EFFECT THIS WILL HAVE ON US OR INNOVA

     On March 18, 2003, DirecTV Latin America, LLC, or DLA, announced that it had filed a voluntary petition for bankruptcy protection, under chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court in Wilmington, Delaware. DLA cited its debt burden and high fixed costs and listed liabilities of US$1.6 billion as of the end of 2002. DLA also reported a loss of 54,000 net subscribers in the first quarter of 2003, or 7% of its subscriber base. DLA is a competitor of Innova's which provides DTH programming and services in Mexico through an affiliated Mexican operating company, DirecTV Mexico. According to its 2002 annual report, Hughes Electronics Corporation, or Hughes, owns approximately 75% of DLA and holds an indirect interest in DirecTV Mexico. On April 9, 2003, News Corp. announced that it reached a definitive agreement with General Motors Corporation, or General Motors, and Hughes in which News Corp. would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. If the agreement is consummated, a subsidiary of News Corp. will transfer its ownership interest in Hughes' common stock to Fox Entertainment Group, Inc., an 80.6% owned News Corp. subsidiary. The businesses contained in Hughes include a leading U.S. satellite broadcaster, DirecTV, which has more than 11 million subscribers; an 81% equity holding in satellite operator PanAmSat; and Hughes Network Systems, a provider of broadband satellite network solutions.

     This agreement is subject to a number of conditions including the receipt of required regulatory approvals in the United States and elsewhere, and no assurance can be given that this acquisition will be consummated, or, if consummated, that it will occur on the terms announced on April 9, 2003. Additionally, Innova's Social Part

Holders Agreement provides that neither we nor News Corp. may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to certain limited exceptions). If News Corp. were to consummate the proposed acquisition of an interest in Hughes while Hughes continued to own an interest in DirecTV, News Corp. would become an indirect owner of DirecTV Mexico, Innova's DTH competitor. Accordingly, under Innova's Social Part Holders Agreement any such acquisition of an indirect interest in the Mexican operations of DLA would require the consent of us and Innova.

     We cannot predict what impact either the DLA bankruptcy or, if consummated, News Corp.'s acquisition of an interest in Hughes, will have on the competitive environment for DTH in Mexico or on our or Innova's business, financial condition or results of operations. See "Item 4 -- Information on the Company -- Business Overview -- Competition."

     Increased competition could result in a loss of Innova's subscribers or pricing pressure, which may adversely affect our or Innova's business, financial condition or results of operations.

MCOP, OUR DTH JOINT VENTURE IN LATIN AMERICA OUTSIDE OF MEXICO AND BRAZIL, MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN AND IF IT CEASES OPERATIONS, IT WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION

     We indirectly hold a 30% equity interest in MCOP, our DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. The balance of MCOP's equity is owned by News Corp. and Globo Comunicacoes e Participacoes S.A., or Globopar, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. The financial condition of MCOP raises substantial doubt about its ability to continue as a going concern. MCOP has suffered substantial losses and substantial negative cash flow in recent years and we expect it to continue experiencing substantial losses for at least the next several years. MCOP recently shut down operations in Argentina and is currently expected to continue operations in Colombia and Chile. In addition, in October 2002 Globopar announced that it will reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in credit available to Brazilian companies. Globopar and certain of its subsidiaries are rescheduling their financial debt obligations and currently reviewing their business plans together with certain Steering Committees, comprised of institutional holders of Globopar's bank debt and bonds. As a result of Globopar's financial condition, since September 2002 Globopar has ceased providing financial support to MCOP. It is unclear whether Globopar can or will continue to make any capital contributions to MCOP. While we and our partners intend to continue operating MCOP in respect of its operations in Colombia and Chile in a restructured form, decisions as to the operations of MCOP, including the making of capital contributions, require the affirmative vote of 75% of the partners. We currently do not intend to dedicate resources and make funding available to these operations other than the amounts required to be paid under MCOP's transponder service agreement with PanAmSat, which is described below and elsewhere in this annual report, and since September 2002 we, News Corp. and Liberty Media have funded such payments through the making of loans. MCOP also intends to explore its various alternatives, including by entering into negotiations with the creditors and other parties with whom MCOP has arrangements in an effort to mitigate its costs and expenses.

     MCOP is currently delinquent in respect of a portion of its transponder payments to PanAmSat, and since November 2002 has been operating under a forbearance agreement with PanAmSat, which has been extended through July 31, 2003. Under the transponder service agreement, MCOP is obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. We, News Corp., Globopar and Liberty Media have guaranteed 30%, 30%, 30% and 10%, respectively, of MCOP's obligations under this agreement. MCOP was in compliance with its obligations until November 2002. Since then, we, News Corp. and Liberty Media have loaned to MCOP amounts equal to our respective guaranteed portion of the obligations, and MCOP has, in turn, paid to PanAmSat 70% of its obligations under this agreement. Pursuant to the forbearance agreement, MCOP or its guarantors, including us, has agreed to pay 70% of the service fee payments that are past due under the transponder service agreement plus any applicable late payment interest. The remaining service fees will continue to be due and payable by MCOP or its guarantors as specified in the transponder service agreement. If MCOP fails to pay any of the forbearance fees or any service fees for which PanAmSat has not granted forbearance rights, PanAmSat will be entitled to terminate the transponder service agreement and demand payment for all amounts due under the agreement. As one of four guarantors under the transponder service agreement, we are only liable for up to 30% of MCOP's obligations under the transponder service agreement. As of December 31, 2002, we had guaranteed payments in the aggregate amount of U.S.$120.4 million (undiscounted) over the life of the agreement, and we recognized a liability up to the amount of these guarantees in our consolidated balance sheet in an aggregate amount of approximately U.S.$75.7 million, which represents the present value of these payments as of that date. The partners of MCOP, other than Globopar, are currently in discussions with PanAmSat to address the Globopar situation and the status of MCOP's obligations. If MCOP defaults on its obligations to PanAmSat or these obligations were declared due or payable by PanAmSat, a substantial liability to PanAmSat could become immediately due and payable which would, in turn, have a material adverse effect on our financial condition. In addition, PanAmSat could terminate services and unless we found alternative transponder services, MCOP could not continue to provide services to Colombia and Chile.

     Globopar's announcement relating to its restructuring of its financial debt obligations may also affect the operations of DTH TechCo Partners, or TechCo, our U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. TechCo provides these services primarily to MCOP, Innova and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corp. and Liberty Media). TechCo depends on payments from MCOP, Innova and Sky Brasil to fund its operations. Since September 2002, Globopar has ceased providing financial support to TechCo and MCOP, and MCOP, in turn, has ceased making payments to TechCo, which payments we believe previously accounted for over 50% of TechCo's revenue. TechCo is obligated to make payments under its capital leases with various maturities between 2003 and 2007 for an aggregate amount of U.S.$60.8 million. We, News Corp., Globopar and Liberty Media indirectly hold an interest (in the same proportion as our interests in MCOP are held) in TechCo, and have guaranteed 36%, 36%, 36% and 12%, respectively, of certain of TechCo's obligations. As of December 31, 2002, we had guaranteed payments by TechCo in the aggregate amount of U.S.$21.9 million. We, News Corp. and Liberty Media have been funding TechCo's operating cash shortfall through loans, and we currently intend to continue to fund TechCo's shortfall in the form of loans. In addition, we are in discussions regarding how TechCo will be fully funded, although no assurances can be given that we will reach a satisfactory resolution as to how to provide continued funding for TechCo. If, as a result of its financial condition and restructuring, Globopar fails to make its contributions to TechCo and MCOP, MCOP and Sky Brasil continue to fail to make their required payments and we, News Corp. and Liberty Media decide not to make up the shortfall, then TechCo's ability to provide service to its customers, including Innova, and Innova's ability to provide services to its customers, could be compromised. In that case, if Innova is unable to obtain replacement services at comparable prices, it would be unable to provide a substantial portion of its programming services to its customers which would, in turn, have a material adverse effect on its business.

THE IMPOSITION OF A 10% EXCISE TAX ON REVENUES FROM TELECOMMUNICATIONS AND PAY TELEVISION SERVICES HAS ADVERSELY AFFECTED AND COULD CONTINUE TO ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In December 2001, the Mexican Congress passed a series of tax reforms, and in December 2002 it amended these tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from telecommunications and pay television services, including such services provided by Innova and Cablevision, are subject to a 10% excise tax. In addition, services provided by Skytel, our nationwide paging service, were subject to this tax in 2002 but are no longer subject to it beginning January 2003. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax, and in 2003 amparo proceedings were filed by Cablevision and Innova challenging the constitutionality of the December 2002 amendments. The 2002 amparo proceeding was denied with respect to Skytel, but Innova obtained a favorable ruling in respect of its 2002 amparo proceeding, although this ruling does not entitle Innova to any amounts paid for this tax in 2002. We cannot assure you that Innova will be able to recover any portion of the amounts paid for this excise tax during 2002. Resolution is still pending with respect to Cablevision's 2002 and Cablevision's and Innova's 2003 amparo proceedings. Nonetheless, Cablevision and Innova implemented rate increases in January 2002 in an effort to mitigate, in part, the impact of this tax on their results of operations and financial condition, whereas Skytel decided not to increase its rates. See "Information on the Company -- Business Overview -- Cable Television, " "-- DTH Joint Ventures -- Mexico" and "--Other Businesses -- Nationwide Paging." These rate increases adversely affected consumer demand and resulted in a loss of subscribers for Cablevision's services, and the imposition of the tax caused a decrease in net income attributable to those services provided by Cablevision, Innova and Skytel, as well as adversely impacted the ability of these businesses to attract new subscribers.

     We will continue to evaluate the potential impact of this tax on our results of operations and financial condition, as well as various measures we could implement to mitigate this impact. Neither Cablevision nor Innova have further increased rates in response to the tax in 2003. If Cablevision and Innova choose to further increase the rates they charge their customers, such rate increases could adversely affect our business, financial condition and results of operations.

                     RISK FACTORS RELATED TO OUR SECURITIES

ANY ACTIONS SHAREHOLDERS MAY WISH TO BRING CONCERNING OUR BYLAWS OR THE CPO TRUST MUST BE BROUGHT IN A MEXICAN COURT

     Our bylaws provide that you must bring any legal actions concerning our bylaws in courts located in Mexico City. The trust agreement governing the CPOs provides that you must bring any legal actions concerning the trust agreement in courts located in Mexico City. All parties to the trust agreement governing the CPOs, including the holders of CPOs, have agreed to submit these disputes only to Mexican courts.

WE ARE UNABLE TO FURNISH AUDITED FINANCIAL STATEMENTS FOR MCOP AND THEREFORE MAY BE PRECLUDED FROM ACCESSING THE CAPITAL MARKETS

         In light of continued losses by MCOP, a U.S. partnership in which we indirectly hold a 30% interest, and other factors, in our 2002 financial statements we recognized a loss of approximately U.S.$82.2 million (Ps.860.1 million) to reflect our aggregate guaranteed liability at December 31, 2002 in respect of transponder lease obligations of MCOP. Upon recognition of this liability, we believe that we will have no further legal or contractual exposure in the MCOP venture that has not already been recognized. Nonetheless, after giving effect to this recognized loss, under relevant SEC rules, financial statements for MCOP are required to be included in this annual report.

         One of our venture partners in MCOP, which indirectly holds a 30% interest, has informed us that it does not agree with certain accounting estimates required by the auditors for the preparation of stand-alone financial statements for MCOP under U.S. GAAP. Because any audited financial statements of MCOP would require the approval of holders representing 75% of the aggregate partnership interests, audited financial statements for MCOP are not available for inclusion in this annual report, and are not expected to become available.

         In order to provide meaningful and useful information regarding our investment in MCOP, and because we cannot include separate audited financial statements for MCOP, we have included supplemental disclosure in the footnotes to our audited consolidated financial statements. See Note 27(f) to our financial statements. We believe that the supplemental information included in this footnote will enable you to assess and understand the impact of our equity investees, including MCOP, in relationship to our consolidated financial statements on a U.S. GAAP basis, individually and in the aggregate.

         Nonetheless, because of the failure to include audited financial statements for MCOP as required under relevant SEC rules, this annual report on Form 20-F does not fully comply with Exchange Act regulations. Similarly, any registration statement which requires but does not include these financial statements would not fully comply with the Securities Act regulations. Accordingly, although we have no current intention to access the capital markets, unless and until we are fully compliant with these regulations, or unless we are able to obtain a waiver in respect of these requirements, we would be precluded from making offerings under effective registration statements.

         We are evaluating all alternatives regarding this situation, including seeking a waiver from the Securities and Exchange Commission of the requirement to file audited financial statements for MCOP. If we are unable to obtain this relief, we would then further discuss the issues involving MCOP's financial statements with our venture partners and MCOP's auditors. There can be no assurances that we will be successful in either obtaining a waiver or reaching an agreement with our equity partners and MCOP's independent auditors regarding MCOP's audited financial statements.

NON-MEXICANS MAY NOT HOLD A SHARES DIRECTLY AND MUST HAVE THEM HELD IN A TRUST AT ALL TIMES

     Non-Mexicans may not directly own A Shares, but may hold them indirectly through a CPO trust, which will control the voting of the A Shares. The CNBV authorization related to the CPO trust expires in 2008. If the CNBV does not renew this authorization upon its expiration, then we anticipate that we may have to apply to have the A Shares, L Shares and/or D Shares listed on the Mexican Stock Exchange. In this case, since non-Mexican holders currently cannot hold A Shares directly, they may be required to sell all of their A Shares to a Mexican national or a Mexican custodian or agent.

NON-MEXICAN HOLDERS OF OUR SECURITIES FORFEIT THEIR SECURITIES IF THEY INVOKE THE PROTECTION OF THEIR GOVERNMENT

     Pursuant to Mexican law, our bylaws provide that non-Mexican holders of CPOs and GDSs may not ask their government to interpose a claim against the Mexican government regarding their rights as shareholders. If non-Mexican holders of CPOs and GDSs violate this provision of our bylaws, they will automatically forfeit the A Shares, L Shares and D Shares underlying their CPOs and GDSs to the Mexican government.

NON-MEXICAN HOLDERS OF OUR SECURITIES HAVE LIMITED VOTING RIGHTS

     Non-Mexican holders of GDSs are not entitled to vote the A Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see "Other Information -- Bylaws -- Voting Rights and Shareholders' Meetings."

OUR ANTITAKEOVER PROTECTIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS OUR STOCK PRICE

     Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our shareholders' ability to approve transactions that may be in their best interests and discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price, and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see "Other Information -- Bylaws -- Antitakeover Protections."

GDS HOLDERS MAY FACE DISADVANTAGES WHEN ATTEMPTING TO EXERCISE VOTING RIGHTS AS COMPARED TO OTHER HOLDERS OF OUR SECURITIES

     In situations where we request that JPMorgan Chase Bank, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. If the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, it will either provide a proxy to a representative designated by us to exercise these voting rights or attend the relevant meeting and allow the shares underlying such GDSs to be counted for purposes of satisfying applicable quorum requirements. Alternatively, the technical committee may instruct the CPO Trustee to appoint a representative to represent and vote all shares underlying such GDSs in the same manner as the majority at the relevant meeting. This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.

THE INTERESTS OF OUR GDS HOLDERS WILL BE DILUTED IF WE ISSUE NEW SHARES AND THESE HOLDERS ARE UNABLE TO EXERCISE PREEMPTIVE RIGHTS FOR CASH

     Under Mexican law, our shareholders have preemptive rights. This means that in the event that we issue new shares for cash, our shareholders will have the right to purchase the number of shares necessary to maintain their existing ownership percentage. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued shares under the Securities Act of 1933, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders would be diluted in the event that we issue new shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional shares. We cannot assure you that we will register under the Securities Act any new shares that we issue for cash, and we do not intend to register any new A Shares we issue in connection with our Long Term Retention Plan. In that connection, in 2002 we did not register the 430.3 million A Shares authorized in connection with our Long Term Retention Plan. Accordingly, upon the issuance of all or a portion of the A Shares authorized in connection with our Long Term Retention Plan, the interests of GDS holders will be diluted. See "Directors, Senior Management and Employees -- Long Term Retention Plan" and "Other Information -- Bylaws -- Preemptive Rights." In addition, although the deposit agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible.

THE PROTECTIONS AFFORDED TO MINORITY SHAREHOLDERS IN MEXICO ARE DIFFERENT FROM THOSE IN THE UNITED STATES

     In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See "Other Information -- Mexican Securities Market Law" and "-- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections." Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or principal shareholders than it would be for shareholders of a U.S. company.

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States, and some of the experts named in this annual report also reside outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

                           FORWARD-LOOKING STATEMENTS

     This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

         -    projections of operating revenues, net income (loss), net income
              (loss) per share, capital expenditures, liquidity, dividends, capital structure or other financial items or ratios;

         - statements of our or our affiliates' and partners' plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

         - statements about our or our affiliates' and partners' future economic performance or that of Mexico or other countries in which we operate or have investments; and

         -    statements of assumptions underlying these statements.

     Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under "-- Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4.       INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     Grupo Televisa, S.A. is a sociedad anonima, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City under Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2089. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico. Our telephone number at that address is (52) (555) 261-2000.

     We are the largest media company in the Spanish-speaking world and a major player in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services in which we own interests in Mexico, Latin America and Spain. We also license our programming to other television, pay-per-view television and cable broadcasters throughout the world in many languages. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are also a major international distributor of Spanish-language magazines and other periodicals. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing and an Internet portal. We also own an unconsolidated equity interest in Univision, the leading Spanish-language television broadcaster in the United States.

     The programs shown on our networks are among the most-watched programs in Mexico. In 2001 and 2002, approximately 70% and 72% of all Mexicans watching television during prime time hours and over 73% and 74% watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and in 2001 and 2002, those operations generated approximately 63.0% and 64.0% of our total revenues.

                         SIGNIFICANT SUBSIDIARIES, ETC.

     The table below sets forth our significant subsidiaries as of December 31, 2002, as well as Innova, the joint venture through which we operate our DTH business in Mexico.

                                                                            JURISDICTION OF
                                                                            ORGANIZATION OR         PERCENTAGE
NAME OF SIGNIFICANT SUBSIDIARY OR JOINT VENTURE                              INCORPORATION         OWNERSHIP(1)
-----------------------------------------------                              -------------         ------------
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)..................              Mexico                100.0%
CVQ Espectaculos, S.A. de C.V.(2)(3)..............................              Mexico                100.0%
Editora Factum, S.A. de C.V.(4)...................................              Mexico                100.0%
   Empresas Cablevision, S.A. de C.V.(3)(5).......................              Mexico                 50.9%
       Cablevision, S.A. de C.V.(3)(6)............................              Mexico                 50.9%
   Galavision DTH, S. de R.L. de C.V.(7)..........................              Mexico                100.0%
       DTH, LLC(8)................................................              U.S.A.                100.0%
         Televisa MCOP Holdings, Inc.(8)..........................              U.S.A.                100.0%
Editorial Televisa, S.A. de C.V.(9)...............................              Mexico                100.0%
Factum Mas, S.A. de C.V.(10)......................................              Mexico                100.0%
   Sky DTH, S. de R.L. de C.V.(10)................................              Mexico                100.0%
       Innova, S. de R.L. de C.V.(11).............................              Mexico                 60.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(12)................              Mexico                100.0%
Sistema Radiopolis, S.A. de C.V.(3)(13)...........................              Mexico                 50.0%
Telesistema Mexicano, S.A. de C.V.(14)............................              Mexico                100.0%
   Televisa, S.A. de C.V.(15).....................................              Mexico                100.0%
Televisa Comercial, S.A. de C.V.(14)..............................              Mexico                100.0%
Television Independiente de Mexico, S.A. de C.V.(14)..............              Mexico                100.0%

(1) Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2) One of two direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3) While this direct subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended, or the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4) Direct subsidiary through which we own equity interests in and conduct our cable television and Internet businesses.

(5) For a description of America Movil's sale of its 49% equity interest in Cablevision in April 2002, see "Information on the Company -- Business Overview -- Cable Television -- Mexico City Cable System."

(6) Indirect subsidiary through which we hold the concession for, and conduct the operations of, our cable television business.

(7) Direct subsidiary through which we own equity interests in DTH joint ventures, excluding Innova.

(8) Indirect subsidiary through which we own a 30% interest in a DTH joint venture with operations in Colombia and Chile. We hold a 30% equity interest in MCOP through a non-consolidated joint venture with News Corp. and Globopar, each of which owns a 30% equity interest, and Liberty Media, which owns a 10% equity interest in MCOP. MCOP is not one of our subsidiaries, nor is MCOP a member of our consolidated group for financial reporting purposes. Through November 2002, our share in the results of operations of MCOP was included in our consolidated income statement under the line item "Equity in losses of affiliates." Under Mexican GAAP, effective December 2002, we no longer recognize equity in losses in respect of our investment in MCOP. See "Operating and Financial Review and Prospects -- Equity in Losses of Affiliates."

(9) Direct subsidiary through which we conduct the operations of our Publishing segment.

(10) One of two indirect subsidiaries through which we own a 60% equity interest in Innova.

(11) We hold a 60% equity interest in Innova through a non-consolidated joint venture with News Corp., which owns a 30% equity interest in Innova, and Liberty Media, which owns a 10% interest in Innova. Innova is not one of our subsidiaries, nor is Innova a member of our consolidated group for financial reporting purposes. Through December 31, 2000, our share in the results of operations of Innova was included in our consolidated income statement under the line item "Equity in losses of affiliates." For a more detailed discussion of the results of operations and financial condition of Innova, see Innova's year-end financial statements for the years ended December 31, 2000, 2001 and 2002, which begin on page F-67. Under Mexican GAAP, effective January 2001, we no longer recognize equity in losses in respect of our investment in Innova. See "Operating and Financial Review and Prospects -- Equity in Losses of Affiliates."

(12) Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(13) Direct subsidiary through which we conduct the operations of our Radio segment. As described under "Information on the Company -- Business Overview -- Radio -- Joint Venture; Proposed Acquisition," in October 2001, we entered into agreements with Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity interest in Sistema Radiopolis, with limited voting rights, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See "Operating and Financial Review and Prospects -- Results of Operations -- Radio" and "-- Minority Interest."

(14) One of three direct subsidiaries through which we conduct the operations of our Television Broadcasting, Programming for Pay Television and Programming Licensing segments. In April 2003, Televisa Comercial merged into another one of our wholly-owned subsidiaries, Televisa, S.A. de C.V.

(15) Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Programming for Pay Television and Programming Licensing segments.

                              CAPITAL EXPENDITURES

     The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2000, 2001 and 2002 and our projected capital expenditures for the year ended December 31, 2003. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2003, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Liquidity" and "-- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

                                                                         YEAR ENDED DECEMBER 31,(1)
                                                        ------------------------------------------------------------
                                                            2000            2001            2002            2003
                                                        ------------    ------------    ------------    ------------
                                                                         (MILLIONS OF U.S. DOLLARS)
Capital expenditures(2)............................     U.S.$  149.9    U.S.$  141.8    U.S.$  135.2    U.S.$  110.0
Investments in DTH joint ventures(3)...............            108.2           115.9            32.5            35.0
Investments in Internet-related businesses.........             58.4            11.4              --              --
Investment in Univision(4).........................               --           375.0              --              --
Investment in OCEN(5)..............................               --              --           104.7             4.8
Other acquisitions and investments(6)..............               --            15.0              --            88.0
                                                        ------------    ------------    ------------    ------------
   Total capital expenditures and investments......     U.S.$  316.5    U.S.$  659.1    U.S.$  272.4    U.S.$  237.8
                                                        ============    ============    ============    ============

(1) Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2000, 2001 and 2002 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in "Key Information -- Selected Financial Data," which is presented in constant Pesos of purchasing power as of December 31, 2002 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.10.464 to one U.S. Dollar, the Interbank Rate as of December 31, 2002, and (ii) certain data regarding capital expenditures set forth under "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

(2) Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$29.7 million in 2000, U.S.$40.2 million in 2001 and U.S.$18.8 million in 2002 for the expansion and improvement of our cable business.

(3) Includes investments made in the form of capital contributions and loans in all periods.

(4) In 2001, reflects an equity investment in Univision in the aggregate amount of U.S. $375.0 million. In 2002, we acquired in a non-cash transaction an additional stake in Univision valued at U.S.$235.1 million as consideration for selling our music recording business. See "-- Business Overview -- Television Broadcasting," "-- Univision" and Note 2 to our year-end financial statements.

(5) In 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, our live entertainment venture in Mexico, for U.S.$104.7 million, of which U.S.$37.7 million was paid in the first quarter of 2003. Additionally, in the first quarter of 2003, we made a capital contribution to OCEN of approximately U.S.$4.8 million. See "-- Business Overview -- Other Businesses -- Sports and Show Business Promotions" and Note 2 to our year-end financial statements.

(6) In 2001, reflects a U.S.$15.0 million minority investment in a programming production company. In 2003, we expect to acquire Telespecialidades, S.A. de C.V., or Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro, for an aggregate amount of U.S.$83.0 million. Telespecialidades's net assets at the time of acquisition will consist principally of shares of our capital stock in the form of CPOs, which shares were previously owned by Televicentro, and tax loss carryforwards. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders." Additionally, in 2003 we expect to invest approximately U.S.$5.0 million in our 50/50 programming for pay television joint venture with Univision, which operations commenced in the United States in the second quarter of 2003. See "-- Business Overview -- Univision" and Note 2 to our year-end financial statements.

     In December 2001, we made a U.S.$375.0 million equity investment in Univision. We used the net proceeds from borrowings made under a U.S.$276.0 million bridge loan facility to finance this equity investment. We repaid this bridge loan in full in March 2002 using a portion of the net proceeds from the issuance of the 8.5% Senior Notes due 2032, together with U.S.$99.0 million of cash on hand. See "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness." In October 2002, we acquired a 40% stake in OCEN, a subsidiary of Corporacion Interamericana de Entretenimiento, S.A de C.V., or CIE, which owns all of the assets related to CIE's live entertainment business unit in Mexico, for U.S.$104.7 million. See "Information on the Company -- Business Overview -- Other Businesses -- Sports and Show Business Promotions." In 2000, 2001 and 2002, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2003, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2003 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2003 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

                                BUSINESS OVERVIEW

     We are the largest media company in the Spanish-speaking world and a major player in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services in which we own interests in Mexico, Latin America and Spain. We also license our programming to other television, pay-per-view television and cable broadcasters throughout the world in many languages. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing and an Internet portal. We also own an unconsolidated equity interest in Univision, the leading Spanish-language television broadcaster in the United States.

     The programs shown on our networks are among the most-watched programs in Mexico. In 2001 and 2002, approximately 70% and 72% of all Mexicans watching television during prime time hours, 70% and 73% watching during weekday prime time hours and 73% and 74% watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and in 2001 and 2002, those operations generated approximately 63.0% and 64.0% of our total revenues.

                                BUSINESS STRATEGY

     We intend to use our position as the leading media company in the Spanish-speaking world and Mexico's dominant advertising medium to help maximize our financial performance and diversify our sources of cash flow. We intend to do so by increasing advertising revenues, continuing to improve operating margins and focusing on new and existing distribution business segments with high growth potential and high margins, as well as increasing international programming sales. Our strategy is to leverage our position as the largest producer of Spanish-language television programming in the world and the leading publisher of Spanish-language magazines by:

     CONTINUING TO CREATE AND PROMOTE HIGH QUALITY PROGRAMMING. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2001 and 2002, our networks aired over 93% and 92% of the 200 most watched television programs throughout Mexico. We plan to continue investing in innovative areas, such as high definition television. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These creative initiatives include improved production of our highly-rated telenovelas, the overhaul of our news division, new public affairs programming, comedy programs and game shows and the development of new formats for both our telenovela and non-telenovela programming. We have improved our scheduling to be better attuned to viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.

     INCREASING ADVERTISING REVENUES IN MEXICO THROUGH IMPROVED MARKETING EFFORTS. The rate of growth in advertising expenditures and rates for the Mexican television market have decelerated since 2000 due to the slowdown of the Mexican economy. However in 2002, we outperformed Mexican economic growth by increasing our television broadcasting revenues by 4.4% in real terms as compared to an increase of only 0.9% in GDP during the same period. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions." The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.

     Over the past five years we have improved our advertising plan, including by introducing a rate structure for television advertising that more closely ties individual program pricing to audience ratings, group demographics and advertiser demand, implementing differentiated pricing by quarter, reorganizing our sales force into teams focusing on each of our divisions and emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation. Our consolidated advertising revenues have increased, and we believe they will continue to increase, as compared to what they would have been under our prior advertising plan, due to new pricing strategies, and by targeting underserved industries and increasing our focus on local sales.

     We plan to continue expanding our customer base by targeting medium-sized and local Mexican companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we reduced the number of households reached by the Channel 4 Network throughout Mexico and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See "-- Television Broadcasting -- Channel 4 Network." We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television mediums, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television mediums. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.

     CONTINUING TO PURSUE HIGH GROWTH MEDIA CONTENT DISTRIBUTION BUSINESSES AND EXPAND PROGRAMMING SALES IN INTERNATIONAL MARKETS. We intend to maintain and enhance our position as the premier multi-media company in the Spanish-speaking world. We seek to continuously leverage our unique and exclusive content and programming, as well as our long-term associations with other global media conglomerates, to supply the increasing demand for leisure and entertainment programming in Mexico and throughout the world. We have enhanced our leadership in pay television markets and expanded strongly our programming sales, principally through Univision, to the rapidly growing Hispanic market in the U.S.

     DTH. We have established a presence as one of the premier DTH satellite service providers in the Spanish-speaking world. We believe that Ku-band DTH satellite services offer the greatest opportunity for rapid expansion of pay television services into cable households seeking to upgrade and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Our joint venture, Innova, is the dominant player in the Mexican DTH market with approximately 705,900 gross active residential subscribers as of December 31, 2002, as compared to approximately 692,000 gross active residential subscribers as of December 31, 2001 and over 590,000 gross active residential subscribers as of December 31, 2000.

     The key components of our DTH strategy include:

         - offering high quality and exclusive programming, including rights in Mexico to our four over-the-air broadcast channels and other channels produced by our partners;

         - capitalizing on our relationship with News Corp. and Liberty Media and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

         - capitalizing on the low penetration of pay television services in Mexico and elsewhere; and

         - providing superior digital Ku-band DTH satellite services and emphasizing customer service.

     Cable. With over 452,000 and 412,000 basic subscribers as of December 31, 2001 and December 31, 2002, Cablevision, the Mexico City cable system in which we own a 51% interest, is the largest cable television operator in Mexico in terms of number of subscribers and homes passed. Over 95,000 and 65,000 of Cablevision's basic subscribers as of December 31, 2001 and December 31, 2002, respectively, also subscribed for one of Cablevision's premium service packages. Cablevision's strategy consists of the following elements:

         - increasing its subscriber base, average monthly revenues per subscriber and penetration rate through the upgrade of its existing cable network into a broadband bidirectional network, continuing to offer high quality programming, marketing primarily its premium digital service packages, and introducing new multimedia products and services;

         - reducing its operating costs per subscriber and facilitating the control of unauthorized, or pirate, users;

         - increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer IP telephony services; and

         - continuing the roll out of digital set-top boxes and beginning the roll out of advanced digital set-top boxes subject to their availability and their ability to provide advanced interactive services such as smart card shopping services, picture-in-picture functions, electronic commerce from home, and video games.

     Cablevision also introduced a variety of new multimedia communications services over the past three years, such as interactive television and other enhanced program services, including television based Internet access services and high speed Internet access via personal computers through cable modems. Cablevision also intends to introduce video on demand, or VOD, services, e-commerce applications and, subject to the receipt of the requisite governmental approvals and the availability of certain technology, IP telephony services.

     U.S. Hispanic market. The U.S. Hispanic population, estimated to be 35.3 million people, or approximately 12.5% of the U.S. population according to the 2000 U.S. Census, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic percentage will double to approximately 25% of the U.S. population by the middle of this century. According to current U.S. Census estimates, there are approximately 37 million Hispanics living in the United States, which account for approximately 13% of the U.S. population. The Hispanic population represents estimated total consumer expenditures of U.S.$569 billion in 2003, or 7.9% of the total U.S. consumer expenditures, an increase of 165% since 1990. Hispanics are expected to account for U.S.$1 trillion of U.S. consumer spending, or 9.5% of the U.S. total consumer expenditures, by 2010, outpacing the expected growth in total U.S. consumer expenditures.

     During 2000, 2001 and 2002, substantially all of the 7:00 p.m. to 10:00 p.m. weekday prime time programming broadcast by Univision was produced by Televisa and we received U.S.$76.5 million, U.S.$75.5 million and U.S.$77.7 million in royalties, a significant increase over the U.S.$61.0 million and U.S.$45.4 million in royalties we received in 1999 and 1998. In 2003, we began receiving an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments. For a description of agreements we entered into with Univision in December 2001, including amendments to our program license agreement that increased our percentage royalties based on net time sales, see "-- Univision." We also publish and distribute Spanish-language magazines in the United States, and we believe that we can increase our distribution efforts in this area directly and through partnerships with others.

     FOCUSING ON OUR CORE BUSINESSES. Our core businesses consist of television broadcasting and production, programming for pay television and program licensing. In recent years we have sold and discontinued some of our non-core operations. In that connection, we sold our interests in Pegaso, our PCS joint venture, and our newspaper, Ovaciones, and sold our music recording operations and our subsidiary principally engaged in consumer product sales. We are continuing to evaluate strategic alternatives relating to our non-core assets. Under the terms of our U.S.$100.0 million five-year term loan facility and the indenture relating to our outstanding Senior Notes, all of the subsidiaries through which we hold our non-core assets, as well as the subsidiary through which we operate Bay City Television, our English-language television station on the border of San Diego and Tijuana, are "unrestricted subsidiaries" and we can transfer all or a portion of our interests in these subsidiaries or their assets. We are currently in the process of exploring various alternatives relating to these unrestricted subsidiaries, including entering into joint ventures with, or selling or spinning-off to our shareholders interests in, these subsidiaries. In the event of a spin-off of these subsidiaries, we may also distribute a substantial amount of cash in order to fund the capital requirements and acquisition strategies of the spun-off companies, which strategies may include further expansion into the U.S. Hispanic market. All or a portion of any such cash distribution would be funded through the incurrence of debt.

     We will continue to explore strategic opportunities to make investments and acquisitions in the future in our core businesses, as well as operations that complement these businesses.

     CONTINUING TO IMPROVE CASH FLOW MARGINS. Our cash flow margin (operating income before non-cash depreciation of tangible assets and amortization of intangible assets over net sales) has improved from 10.7% in 1995, and reached 28.3% during 2002. See Note (13) to "Key Information -- Selected Financial Data." We intend to continue to improve our margins by increasing revenues and maintaining our focus on cost containment, as well as through the elimination of under-performing assets and the discontinuation of businesses which in our view are not sufficiently profitable.

     Between 1995 and 2000, in addition to reducing the number of full- and part-time employees by 29.5%, we consolidated offices and facilities, shut down, ceased, downsized or sold non-essential operations, reduced promotional and real estate expenses, relocated some U.S. magazine operations to Mexico and took other actions to reduce costs and expenses.

     In response to the slowdown in Mexican GDP growth in 2001, we introduced a number of new cost-cutting initiatives. These initiatives include the introduction of stricter cost controls, the continued elimination of under-performing assets and further reductions in the number of employees. As a result of these initiatives, in April 2001 we ceased production of ECO, our international news program, and further reduced our workforce by 750 personnel. As of December 31, 2002, our total employee headcount was approximately 12,600 employees. We intend to continue to implement these cost-cutting initiatives throughout 2003, as well as to introduce new initiatives, such as a performance-based compensation policy for executives, and to continue increasing the awareness of our employees to cost containment programs.

TELEVISION

     TELEVISION INDUSTRY IN MEXICO

     General. There are nine commercial television stations operating in Mexico City and approximately 462 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City re-transmit programming originating from the Mexico City stations. We own and operate four of the television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 221 repeater stations and 32 local stations outside of Mexico City. See "-- Television Broadcasting." In addition, we own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which are affiliated with 87 and 89 stations, respectively, outside of Mexico City. TV Azteca also has a minority interest in CNI Channel 40, S.A. de C.V., or CNI Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 5 repeater stations, and Channel 22. In addition, there are 19 independent stations outside of Mexico City which are unaffiliated with any other stations. See "-- Competition."

     We estimate that approximately 19.6 million Mexican households have television sets, representing approximately 86% of the total households in Mexico as of December 31, 2002. We believe that approximately 96% of all households in Mexico City and the surrounding area have television sets.

     Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE Mexico, a privately owned market research firm based in Mexico City. IBOPE Mexico is one of the nine Latin American branch offices of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileno de Opinion Publica y Estadistica, or IBOPE, the largest research company in Brazil. IBOPE Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 24 other Mexican cities with a population over 400,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE Mexico reports that its television surveys have a margin of error of plus or minus 5%.

     As used in this annual report, "audience share" for a period means the number of television sets tuned into a particular program as a percentage of the number of households watching television during that period, without regard to the number of viewers. "Rating" for a period refers to the number of television sets tuned into a particular program as a percentage of the total number of all television households. "Average audience share" for a period refers to the average daily audience share during that period, and "average rating" for a period refers to the average daily rating during that period, with each rating point representing one percent of all television households. "Prime time" is 4:00 p.m. to 11:00 p.m., seven days a week, "weekday prime time" is 7:00 p.m. to 11:00 p.m., Monday through Friday, and "sign-on to sign-off" is 6:00 a.m. to midnight, seven days a week. The average ratings and average audience share for our television networks and local affiliates and programs relate to conventional over-the-air television stations only; cable services, multi-channel, multi-point distribution system and DTH satellite services, videocassettes and video games are excluded.

     PROGRAMMING

     Programming We Produce. We produce the most Spanish-language television programming in the world. In 2000, 2001 and 2002, we produced approximately 47,000 hours, 50,000 hours and 52,000 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations. As a result of new cost-cutting initiatives introduced in the first half of 2001, in April 2001 we ceased production of ECO, our international news program. See "-- Business Strategy -- Continuing to Improve Cash Flow Margins" and "Operating and Financial Review and Prospects -- Non-recurring Charges."

     We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children's programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast in a variety of languages throughout the world.

     Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See "-- Other Businesses -- Sports and Show Business Promotions." In 2000, we broadcast the 2000 Summer Olympic Games, as well as a wide variety of live and taped cultural events, musical concerts and other show business productions, many of which we promoted. In addition, in 2000, we had extensive coverage of the Mexican Presidential elections, one of the most competitive Presidential campaigns in Mexico's history. In 2002, we broadcast in Mexico certain matches of the Korea-Japan World Cup on our over-the-air channels and our cable system, but not on our DTH satellite system, and we achieved a 70% audience share, reflecting our dominant position in broadcasting major sports events.

     Our programming is produced primarily at our 24 studios in Mexico City. We also operate 16 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 34 studios and 23 fully equipped remote control units. See "-- Television Broadcasting -- Local Affiliates."

     In September 2001, we entered into a joint venture with Endemol, B.V., or Endemol, a leading international developer and producer of programming and other content for television and online platforms, to jointly develop, produce, acquire and license Spanish-language programming and the related formats for the production of such programming, including Endemol programming and formats, in Mexico and select countries in Central America. Endemol has agreed to license, on a first option basis, the rights to use its formats, including the format for Big Brother, which was licensed and became the first reality show produced in Mexico, to the joint venture, while we have agreed to develop programming based on these formats. As of December 31, 2002, we have committed to produce programming based on Endemol formats in an aggregate maximum amount of U.S.$54.8 million through 2006. We began broadcasting Big Brother on our over-the-air channels, cable and DTH satellite systems in March 2002 and approximately 58% of the national television audience watched the final episode in June 2002. We also produced other reality shows, including "Big Brother VIP" and "Operacion Triunfo."

     Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside of Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball and National Football League games. Foreign-produced programming represented approximately 39%, 38% and 37% of the programming broadcast on our four networks in 2000, 2001 and 2002, respectively. A substantial majority of the foreign-produced programming aired on our networks during those periods was aired on Channels 4 and 5, and the remainder was aired on Channel 9. We dub most of the foreign-produced programming into Spanish prior to broadcast.

     Talent Promotion. We operate Centro de Educacion Artistica, or CEA, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers' school as well as various contests and scholarships.

     TELEVISION BROADCASTING

     Through Channels 2, 4, 5 and 9 in Mexico City, we operate four television networks that can be viewed throughout Mexico on our affiliated television stations. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2002.

                                   WHOLLY OWNED
                                   MEXICO CITY        WHOLLY       MAJORITY    MINORITY
                                     ANCHOR           OWNED         OWNED       OWNED       INDEPENDENT     TOTAL
                                    STATIONS        AFFILIATES    AFFILIATES  AFFILIATES    AFFILIATES     STATIONS
                                 ---------------    ----------    ----------  ----------    ----------     --------
Channel 2................               1              124              2          --             1           128
Channel 4................               1               --             --          --            --             1
Channel 5................               1               59             --          --             6            66
Channel 9................               1               17             --          --            12            30
                                     ----             ----           ----        ----          ----          ----
    Subtotal.............               4              200              2          --            19           225
                                     ----             ----           ----        ----          ----          ----
Local Affiliates.........              --               18             --           1            13            32
                                     ----             ----           ----        ----          ----          ----
    Total................               4              218              2           1            32           257
                                     ====             ====           ====        ====          ====          ====

     The programs shown on our networks are among the most-watched television programs in Mexico. Based on IBOPE Mexico surveys during 2000, 2001 and 2002 our networks aired 189, 186 and 184 of the 200 most-watched television programs throughout Mexico and produced 14, 18 and 16 of the 25 most-watched television programs in Mexico, respectively. Most of the remaining top 25 programs in those periods were soccer games and special feature films which were aired on our networks.

     The following charts below compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2000 through December 2002, shown on a bi-monthly basis.

                             AVERAGE AUDIENCE SHARE
                          JANUARY 2000 -- DECEMBER 2002

AUDIENCE
                          Audience    Audience
             Audience      Share       Share
               Share      Weekday    Sign-on to
            Prime Time   Prime Time   Sign-off
             National     National    National
-----------------------------------------------
Jan-99         79.5%       79.1%       78.4%
Jan- 00        76.9%       75.5%       77.5%
Mar- 00        74.0%       73.9%       76.0%
May- 00        73.4%       72.9%       75.5%
Jul- 00        73.9%       74.1%       76.0%
Sep- 00        73.4%       73.5%       73.8%
Nov- 00        71.4%       73.0%       74.1%
Dec- 00        71.0%       71.9%       73.3%
Jan- 01        72.4%       74.8%       74.1%
Mar- 01        73.4%       75.0%       75.0%
May- 01        71.4%       72.0%       73.7%
Jul- 01        70.9%       70.1%       73.2%
Sep- 01        68.1%       67.9%       71.2%
Nov- 01        68.7%       66.3%       73.2%
Dec- 01        69.0%       65.2%       71.2%
Jan- 02        70.3%       68.1%       73.0%
Mar- 02        72.5%       71.3%       75.0%
May- 02        76.9%       77.9%       78.0%
Jul- 02        76.5%       77.5%       77.6%
Sep- 02        70.7%       71.2%       72.9%
Nov- 02        69.2%       70.1%       71.5%
Dec- 02        70.6%       73.0%       72.3%

                                 AVERAGE RATINGS
                          JANUARY 2000 -- DECEMBER 2002

RATINGS

                          Ratings      Ratings
              Ratings     Weekday    Sign-on to
             Prime Time  Prime Time  Sign-off
              National    National    National
-----------------------------------------------
Jan- 00         42.5        49.1       28.8
Mar- 00         41.9        47.6       29.5
May- 00         40.9        44.6       28.9
Jul- 00         40.6        46.1       29.4
Sep- 00         40.6        46.7       28.3
Nov- 00         40.4        47.7       28.4
Dec- 00         38.0        46.0       27.0
Jan- 01         42.2        50.1       28.7
Mar- 01         41.6        48.7       28.9
May- 01         38.2        43.5       27.2
Jul- 01         38.7        43.1       27.5
Sep- 01         38.1        44.0       27.6
Nov- 01         39.5        43.9       28.4
Dec- 01         36.7        39.7       26.5
Jan- 02         40.1        28.6       28.2
Mar- 02         39.8        29.3       28.3
May- 02         41.6        30.2       29.1
Jul- 02         42.3        31.0       29.7
Sep- 02         38.5        28.3       27.3
Nov- 02         39.5        28.4       27.3
Dec- 02         36.5        26.1       25.6

     Channel 2 Network. Channel 2, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2, which is known as "El Canal de las Estrellas," or The Channel of the Stars, is broadcast daily by satellite to Central and South America, Europe and North Africa. See "-- International Television Business." Channel 2's programming is broadcast on 128 television stations located throughout Mexico, 24 hours a day, seven days a week. We estimate that the Channel 2 Network reaches approximately 19.4 million households, representing 99% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2000, 2001 and 2002.

     The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

                                                            YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                        2000(1)     2001(1)    2002(1)
                                                        -------     -------    -------
Prime time hours...................................      33.7%       33.3%      32.7%
Weekday prime time hours...........................      36.8%       36.2%      35.2%
Sign-on to sign-off hours..........................      31.5%       31.8%      31.5%

(1)   Source: IBOPE Mexico national surveys.

     The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include telenovelas, news, entertainment, comedy and variety programs, movies, game shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 120 to 200 half-hour episodes. Substantially all of Channel 2's programming is aired on a first-run basis and virtually all of it, other than Spanish-language movies, is produced by us.

     In addition to its anchor station, the Channel 2 Network is affiliated with 127 stations that generally re-transmit the programming and advertising transmitted to them by Channel 2 without interruption, which stations are referred to as "repeater" stations.

     Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 17.8 million households, representing approximately 91% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering exciting new content.

     The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                         YEAR ENDED DECEMBER 31,
                                                                     --------------------------------
                                                                     2000(1)      2001(1)     2002(1)
                                                                     -------      -------     -------
Prime time hours.............................................         18.8%        18.4%       18.9%
Weekday prime time hours.....................................         18.2%        18.1%       18.3%
Sign-on to sign-off hours....................................         21.6%        21.0%       21.2%

(1)  Source: IBOPE Mexico national surveys.

     We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children's programming. The majority of Channel 5's programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English and dubbed or subtitled at our production facilities. In 2002, Channel 5 aired 19 of the top 20 rated movies, including the hits "The Mummy," "Men In Black" and "Titanic."

     Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 4.5 million households throughout Mexico, representing approximately 23% of television households in Mexico. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we reduced the number of households reached by this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television mediums, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television mediums. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.

     The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

                                                                         YEAR ENDED DECEMBER 31,
                                                                     --------------------------------
                                                                     2000(1)      2001(1)     2002(1)
                                                                     -------      -------     -------
Prime time hours.............................................         8.8%         6.8%         8.1%
Weekday prime time hours.....................................         9.3%         5.8%         8.2%
Sign-on to sign-off hours....................................        10.1%         9.2%        10.4%

(1)  Source: IBOPE Mexico national surveys.

     The Channel 4 Network targets young adults and housewives. Its programs consist primarily of news, comedy, sports, and entertainment shows produced by us, as well as a late night home shopping program, foreign-produced series, mini-series and movies, which are dubbed or subtitled in Spanish. In an attempt to attract a larger share of the Mexico City television audience, 4TV also began broadcasting two new local newscasts relating to the Mexico City metropolitan area.

     Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 29 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 14.5 million households, representing approximately 74% of households with television sets in Mexico. Channel 9 broadcasts in all of the 26 cities other than Mexico City that are covered by national surveys. The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                         YEAR ENDED DECEMBER 31,
                                                                     2000(1)      2001(1)     2002(1)
                                                                     -------      -------     -------
Prime time hours.............................................         12.5%        11.9%       12.7%
Weekday prime time hours.....................................          9.3%        10.3%       10.8%
Sign-on to sign-off hours....................................         12.2%        11.1%       11.2%

(1)   Source: IBOPE Mexico national surveys.

     The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.

     Local Affiliates. There are 32 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 13 stations are independent affiliated stations. These stations receive only part of their programming from Channels 4 and 9. See "-- Channel 4 Network." The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2000, 2001 and 2002, the local television stations owned by us produced 27,900 hours, 35,000 hours and 37,000 hours of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

     Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the FCC to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, which is licensed to Tijuana and serves the San Diego television market, is operated on our behalf by Entravision Communications Corporation, or Entravision, a U.S. broadcaster, pursuant to a joint marketing and programming agreement we have with Entravision whose initial term expires at the end of 2004. XETV's FCC cross-border permit was recently renewed for a five-year term expiring in June 2008. Fox's cross-border FCC permit expires in 2006, and the Fox affiliation agreement for XETV expires in 2008. In March 2002, we converted two of the additional border stations that we own and operate from English-language Fox Television network affiliates to stations broadcasting entirely in Spanish.

     Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. Our method of selling advertising attempts to maximize unit rates as opposed to upfront deposits. We also have differentiated pricing by quarter, with the highest rates applicable in the fourth quarter of a given year. In addition, sales force incentive compensation largely ties bonuses to total year-end results. For a description of our advertising sales plan, see "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting."

     We currently sell only a portion of our available television advertising time. We use our remaining available television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. to midnight for public service announcements and 30 minutes per day for public programming, in each case distributed in an equitable and proportionate manner, and to promote our products, including television, DTH satellite services, radio and cable programming, records, magazines, sports and special events. We sold approximately 70%, 56% and 56% of total available national advertising time on our networks during prime time broadcasts in 2000, 2001 and 2002, and approximately 44%, 35% and 42% of total available national advertising time during all time periods in those periods. See "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting," "-- Programming for Pay Television," "-- Publishing," "-- Cable Television" and "-- Radio."

     PROGRAMMING FOR PAY TELEVISION. We provide programming for cable and pay-per-view television in Mexico and in other countries in Latin America. We currently transmit this programming through our DTH satellite joint ventures in Mexico, Spain, Colombia and Chile and intend to transmit in the United States via the joint venture we recently entered into with Univision. The programs include telenovelas, movies, music videos, sports and news programs produced by us and programs produced by other parties. See "-- DTH Joint Ventures -- Programming." In 2000, 2001 and 2002, we produced approximately 10,400 hours, 5,900 hours and 4,400 hours of programming for broadcast on pay television services. The decrease in programming hours produced resulted primarily from our elimination of some under-performing programming in connection with our cost-cutting efforts. See "-- Programming -- Programming We Produce."

     In April 2003, we entered into a joint venture with Univision to operate and distribute a suite of Spanish-language television networks for digital cable and satellite delivery in the United States. The joint venture, which commenced operations in the second quarter of 2003, will initially distribute five cable networks, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See "-- Univision."

     PROGRAMMING LICENSING. We license our programs and our rights to programs produced by others to television stations in Mexico and other television broadcasters and pay television providers in the United States, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed over 68,000 hours, 64,000 hours and 60,000 hours of programming in 2000, 2001 and 2002. A substantial portion of the programming licensed by us in the United States is to Univision. See "-- Univision" and "Operating and Financial Review and Prospects -- Results of Operations -- Programming Licensing." As of December 31, 2002, we had approximately 166,000 half-hours of television programming in our library available for licensing.

     INTERNATIONAL TELEVISION BUSINESS. Our international television business focuses on:

         - our equity interest in the Univision network and stations in the United States;

         -    our participation in DTH satellite joint ventures;

         -    the expansion of our broadcast reach in other countries; and

         - the licensing of our programming to other broadcasters throughout the world.

     Expansion of Programming Reach. Our programs can be seen in the United States, Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through our cable and DTH satellite services.

PUBLISHING

     We believe that we are the largest publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

     EDITORIAL. With a total circulation of approximately 140 million copies in 2000, 132 million copies in 2001 and 137 million copies in 2002, we publish over 50 titles that are distributed in 18 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. See "-- Publishing Distribution." Our principal publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, and a weekly television guide, Tele Guia. TV y Novelas and Tele Guia, which had an average circulation during 2002 of approximately 472,000 and 195,000 per issue, respectively, are the first and second ranking magazines in Mexico by circulation according to our estimates. We also publish the following popular magazines: Eres, a bi-weekly magazine for teenagers; Vanidades, a bi-weekly magazine for women; Muy Interesante, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other principal publications in Latin America and the United States include Vanidades and TV y Novelas USA. Through a joint venture with The Hearst Corporation, we publish the Spanish-language editions of Cosmopolitan, Good Housekeeping, Harper's Bazaar and Popular Mechanics.

     We publish the Spanish-language edition of PC Magazine pursuant to a license agreement with Ziff-Davis Publishing Company, Automovil Panamericano, a popular automotive magazine, through a joint venture with Luike Motorpress, and Golf Digest pursuant to a license agreement with The New York Times Magazine Group. We also publish a Spanish-language edition of National Geographic in Latin America and the United States through a licensing agreement with The National Geographic Society.

     In 2002, we launched several new titles, some of which are Spanish-language versions of popular magazines, including Travel+Leisure, pursuant to a licensing agreement with American Express Publishing, Maxim, through a licensing agreement with Dennis Publishing, Electronic Gaming, pursuant to a licensing agreement with Ziff-Davis Publishing Company, Disney Witch, through a licensing agreement with the Walt Disney Company. We also launched a monthly cable guide for Cablevision, Contacto Digital, and Caras, a new lifestyle/socialite magazine.

     PUBLISHING DISTRIBUTION. We estimate that we distribute approximately 60%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., the largest publishing distribution network in Latin America. We believe that our distribution network reaches over 300 million Spanish-speaking people in 18 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also believe that our distribution network reaches over 20,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. Historically, our distribution network sold publications published primarily by our Publishing segment, and in 2002, over 64% of the publications distributed by this segment were published by our Publishing segment. Our distribution network recently began selling an increased number of publications published by joint ventures and independent publishers, as well as CDs, videos, lottery tickets and other consumer products.

CABLE TELEVISION

     THE CABLE TELEVISION INDUSTRY IN MEXICO. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See "-- Cable Television Services." We believe that as of December 31, 2002, there were approximately 53 cable operators in Mexico, serving approximately 2.3 million subscribers.

     MEXICO CITY CABLE SYSTEM. We own a 51% interest in Cablevision, the largest cable television operator in Mexico in terms of number of subscribers and homes passed, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2002, Cablevision had over 412,000 basic subscribers, as compared to approximately 452,000 and 403,000 basic subscribers as of December 31, 2001 and December 31, 2000, respectively. Over 95,000 and 65,000 of Cablevision's basic subscribers as of December 31, 2001 and December 31, 2002 also subscribed for one of Cablevision's premium service packages. Cablevision is currently the largest cable television operator and the only high-speed Internet access provider through cable modem in Mexico City.

     Through April 2002, we operated Cablevision through a joint venture with America Movil, Latin America's largest cellular communications provider and an affiliate of Telmex, which owned 49% of Cablevision. America Movil sold its 49% equity interest in Cablevision in April 2002 in connection with an offering on the Mexican Stock Exchange. CPOs, each representing two series A shares and one series B share of Cablevision, began trading on the Mexican Stock Exchange under the ticker symbol "CABLE" in April 2002.

     CABLE TELEVISION SERVICES. Cablevision's basic service package offers 49 channels, including Mexico City's nine over-the-air television channels. Other channels in the basic service package include E!Entertainment, the

Latin American MTV channel, ESPN International, Nickelodeon, the Latin American Discovery Channel, the Sony Channel, the Warner Channel and various sports-related and international film channels. Cablevision also currently offers five premium digital service packages ranging in price from Ps.322.00 to Ps.579.00, in each case, including the Ps.245.00 basic service fee. Cablevision previously offered seven analog premium service packages. Following the discontinuation of these packages on January 15, 2002, analog premium subscribers were converted to Cablevision's basic service package or one of its five premium digital service packages. Cablevision's five premium digital service packages offer up to 100 video channels and 50 audio channels, which provide access to a variety of additional channels, including CNN International, HBO, Cinemax, Cinecanal and Movie City, and 28 pay-per-view channels. At December 31, 2002, approximately 65,000 of Cablevision's over 412,000 basic subscribers also subscribed for one or more of its premium service packages.

     PAY-PER-VIEW CHANNELS. Cablevision currently offers 28 pay-per-view cable television channels in each of its five premium digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.

     CABLE TELEVISION REVENUES. Cablevision's revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. In an effort to expand its subscriber base and in response to competitive pressures from DTH satellite services, until January 2002 Cablevision had been offering its basic service package at reduced rates. In January 2002, Cablevision increased the monthly fee of its basic service package from Ps.199.00 to Ps.245.00, reflecting the imposition of a 10% excise tax on pay television services and an increase in the number of channels offered in the basic service package to 49. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Imposition of a 10% Excise Tax on Revenues From Telecommunications and Pay Television Services Has Adversely Affected and Could Continue to Adversely Affect Our Business, Financial Condition and Results of Operations." See "-- Cable Television Services." The Mexican government does not currently regulate the rates Cablevision charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate the Cablevision's rates in the future. If the SCT were to determine that the size and nature of Cablevision's market presence was significant enough so as to have an anti-competitive effect, then it could regulate the rates it charges for its various services.

     CABLE TELEVISION INITIATIVES. In an effort to expand its subscriber base and increase its average monthly revenues per subscriber, Cablevision began offering, on a limited basis, television based and high speed Internet access services through cable modems in 2000. Cablevision plans to offer the following multimedia communications services to its subscribers, subject to the expansion and upgrade of its existing network, the receipt of the requisite governmental approvals and, in the case of IP telephony, the availability of certain technology:

         - enhanced programming services, including VOD services and video games beginning in 2004; and

         -    IP telephony services beginning in 2004.

     In order to have access to these multimedia communications services, subscribers will need to have access to a cable network with bidirectional capability operating at a speed of at least 870 MHz, and a digital set-top box. In order to provide these new services, Cablevision is in the process of upgrading its existing cable network. Cablevision's cable network currently consists of more than 9,800 kilometers with over 1.4 million homes passed. In 2002, Cablevision expanded its network by over 320 kilometers. Over 50% of Cablevision's network runs at least at 750 MHz and approximately 36% of Cablevision's network has a bi-directional capability operating at a speed of at least 870 MHz. Cablevision currently expects that more than half of its current network will be operating at 870 MHz and have bidirectional capability by the beginning of 2004. Cablevision is also continuing the roll-out of digital set-top boxes, a process which began in the second half of 2000. We expect that the roll-out of these products and services will increase both Cablevision's subscriber base and its average monthly revenues per subscriber in the future.

RADIO

     RADIO STATIONS. We own and operate 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one FM radio station in Mexicali and repeater radio stations in each of Monterrey, San Luis Potosi and Veracruz. Some of our stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that reach the southern part of the United States. XEW-AM serves most of southern Mexico. We estimate that our radio stations reach approximately half of the population of Mexico. We are currently exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions. See "-- Joint Venture; Proposed Acquisition."

     According to International Research Associates Mexicana, S.A. de C.V., or INRA, in 2000, 2001 and 2002, XEW-AM ranked ninth, sixteenth and tenth among the 34 stations in the Mexico City metropolitan area AM market, and XEQ-FM ranked second, fifteenth and sixth among the 28 stations in the Mexico City metropolitan area FM market. INRA conducts daily door-to-door interviews in the Mexico City metropolitan area to determine radio listeners' preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent survey of this nature is routinely conducted in Mexico. INRA reports that the margin of error of its surveys is plus or minus 1.7%.

     Our radio stations use various program formats which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news.

     JOINT VENTURE; PROPOSED ACQUISITION. In October 2001, we entered into agreements with Grupo Prisa, a leading Spanish-language communications group. Under these agreements, Grupo Prisa acquired a 50% equity stake, with limited voting rights, in our radio subsidiary, Sistema Radiopolis, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. See "Operating and Financial Review and Prospects -- Results of Operations -- Radio" and "-- Minority Interest."

     Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture's Board of Directors. Except in the case of matters that require unanimous Board and/or shareholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture's organizational documents, among others, we control the outcome of most matters that require Board and/or shareholder approval. We also have the right to appoint the joint venture's Chief Financial Officer. Grupo Prisa has the right to nominate the joint venture's Chief Executive Officer, subject to our approval.

     In September 2000, we reached an agreement in principle with the controlling shareholders of Grupo Acir to merge our radio subsidiary, Sistema Radiopolis with Grupo Acir. As a result of the continued opposition to the proposed merger by the Mexican Antitrust Commission since December 2000, the merger agreement expired in January 2002. Neither party has any further obligations, financial or otherwise, under the agreement in principle. See "-- Mexican Antitrust Law."

     RADIO ADVERTISING. We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See "-- Television -- Television Broadcasting -- Advertising Sales Plan." In addition, we use some of our available radio advertising time to satisfy our legal obligation to provide up to 35 minutes per day of our broadcast time between 6:00 a.m. to midnight to the Mexican government for public service announcements and programming, distributed in an equitable and proportionate manner.

MUSIC RECORDING BUSINESS SOLD TO UNIVISION

     Until recently, we operated one of the largest music recording companies in Mexico. We owned several record labels, including Melody and Fonovisa, which produce cassettes and compact disc recordings of Mexican and other well known Spanish-language artists. In April 2002, we sold our music recording operations to Univision. See "Operating and Financial Review and Prospects -- Discontinued Operations" and "-- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

OTHER BUSINESSES

     ESMAS.COM. In May 2000, we launched EsMas.com, a Spanish-language horizontal Internet portal integrating several sites. The portal leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including e-mail, search engines, chat forums, e-cards, on-line radio stations, recruitment services, news bulletins and a downloadable service for customer assistance. We believe that EsMas.com has positioned itself as one of the leading Internet portals in Mexico. We are currently targeting users in Mexico and intend to explore targeting users in the rest of the world. Currently, we control 100% of the venture.

     In July 2001, we acquired submarino.com.mx (currently known as "EsMasCompras.com," the vertical shopping channel for EsMas.com), the leading Mexican e-shopping website in terms of the number of customers, repeat business rates and catalogue size, which features a wide selection of CDs, DVDs, books, toys and electronic goods. Prior to this acquisition, submarino.com.mx had been operating the vertical shopping channel for EsMas.com since November 2000. We may enter into future joint ventures or strategic alliances with regional Internet content and access providers, although we cannot give you any assurances in this regard.

     In connection with the series of transactions we entered into with Univision in December 2001, as described under "-- Univision," we amended our program license agreement such that, for a five-year period, we are permitted to show certain limited programming over the Internet. For a description of a possible dispute we may have with Univision after this five-year period regarding the broadcast of programming over the Internet, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements with Univision and May Affect Our Equity Interest in Univision."

     SPORTS AND SHOW BUSINESS PROMOTIONS. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See "-- Television -- Programming," "-- Cable Television -- Cable Television Services," "-- Pay-Per-View Channels" and "-- DTH Joint Ventures -- Mexico."

     Soccer. We own three of Mexico's professional soccer teams, America, Necaxa and Real San Luis, of which America and Necaxa are among the most popular and successful in Mexico. In 2002, America won the Premiere League championship, and Real San Luis won the minor league championship, enabling Real San Luis to compete in the Premiere League in 2003. Each team plays two 19 game regular seasons. The best teams of each season engage in post-season championship play. In 2000, 2001 and 2002, we broadcast 80, 84 and 111 hours, respectively, of our teams' home games.

     We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. America and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of the America, Necaxa and Real San Luis teams, as well as those of seven other Premiere League soccer teams.

     Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and nightclub shows of popular Mexican and international artists. In 2002, Azteca Stadium was the site of the annual Teleton, a charity fundraiser, which raised over Ps.217.8 million (nominal) for disabled children.

     In 2001, we entered into arrangements with Clear Channel, to establish a Mexico-focused live entertainment joint enterprise, En Vivo. In April 2002, we and Clear Channel expanded this venture to include the U.S. Hispanic market. In December 2002, we terminated the Mexican operations of En Vivo and our 50/50 venture with Clear Channel is now focused exclusively on the operations in the United States. Under this arrangement, we produce and promote worldwide tours of Spanish-speaking artists and other live events primarily targeting Spanish-speaking audiences in the United States.

     In October 2002, we acquired a 40% stake in OCEN, a subsidiary of CIE, for U.S.$104.7 million. OCEN owns all of the assets related to CIE's live entertainment business unit in Mexico. OCEN's business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets, food, beverage and souvenirs, and the organization of special and corporate events. We will continue to produce and promote events separately outside of Mexico. OCEN will have access to our media assets to promote its events throughout Mexico, and we will have the right of first refusal to broadcast on our over-the-air channels and Pay TV ventures movies and events produced and distributed by CIE.

     FEATURE FILM PRODUCTION AND DISTRIBUTION. We produce first-run Spanish-language feature films, some of which are among Mexico's top films based on box office receipts. We co-produced one feature film in 1999 and 2000. In 2001, we began co-production of nine feature films, and in 2002 we co-produced four feature films. We enter into co-production arrangements, primarily with U.S. film production companies, on a case by case basis. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurances can be given in this regard.

     We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2000, 2001 and 2002, we released one, two and five of our feature films through movie theaters, including films from our film library. We also distribute our feature films outside of Mexico.

     In December 1999, we entered into an agreement with CIE pursuant to which we have a first option to purchase rights in Mexico to distribute CIE's feature films in movie theatres and broadcast these films on our cable and television networks. We purchased the distribution rights in Mexico for 19 and 13 of CIE's feature films in 2001 and 2002.

     We distribute feature films produced by non-Mexican producers in Mexico. We are the exclusive distributor in Mexico of feature films produced by Warner Brothers. The agreement with Warner Brothers expires on December 31, 2003. Since February 1997, we have also been the exclusive distributor in Mexico of feature films produced by New Line Cinema under a license agreement that expires on December 31, 2003 and by Polygram under a license agreement that expires in 2008. In 2000, 2001 and 2002, we distributed 61, 57 and 53 feature films, including, in 2002, several U.S. box office hits, such as Lord of the Rings, Harry Potter II: The Chamber of Secrets, Scooby Doo and Ocean's Eleven. We also distribute independently produced non-Mexican and Mexican films in Mexico.

     At December 31, 2002, we owned or had rights to more than 560 Spanish-language films and 25 video movies. Many of these films and movies have been shown on our television networks, cable system and DTH services. We also licensed the rights to 19 films produced by third parties.

     DUBBING. We provide dubbing for television programs and films that we or others, including several major U.S. production companies, purchase. Dubbing services include script and dialogue translation, voice-over dubbing of narration and songs, preparation of sound tracks for international distribution, sound effects and transfers between different recording formats. Our dubbing facilities consist of 13 studios for recording dialogue, 6 post-production studios and 4 quality control rooms. These facilities are capable of producing 230 hours of dubbing per month. In 2000, 2001 and 2002, we produced over 1,750, 1,600 and 1,750 hours of dubbing in these facilities.

     NATIONWIDE PAGING. We own a 51% interest in a joint venture called "Skytel," which has a license to provide nationwide paging services in Mexico. A subsidiary of Mobile Telecommunications Technologies Corp., a U.S. paging company, indirectly owns the remaining 49% interest in Skytel. The license allows Skytel to provide paging services on the 901, 931 and 940 MHz frequencies. The expiration dates of the nationwide paging concessions are 2006 and 2019. As of December 31, 2002, Skytel had over 94,000 subscribers as compared to approximately 143,000 subscribers as of December 31, 2001. During 2002, our nationwide paging services were subject to a 10% excise tax, but these services became tax exempt again effective January 1, 2003. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Imposition of a 10% Excise Tax on Revenues From Telecommunications and Pay Television Services Has Adversely Affected and Could Continue to Adversely Affect Our Business, Financial Condition and Results of Operations."

     MUTUAL FUND VENTURE. In October 2002 we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish "Mas Fondos," the first mutual fund distribution company in Mexico. Mas Fondos sells mutual funds that are owned and managed by third parties to individual investors. Currently, Mas Fondos distributes 50 funds managed by five entities. The company operates under a license granted by the CNBV. We own a 51% interest in this joint venture, and we have the right to elect the majority of the members of its board of directors.

INVESTMENTS

     We have investments in several other businesses. See Note 5 to our year-end financial statements.

DTH JOINT VENTURES

     BACKGROUND. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.

     In October 1997, we and our partners formed Sky Multi-Country Partners, or MCOP, a U.S. partnership in which we, News Corp., and Globopar each indirectly hold a 30% interest and in which Liberty Media indirectly holds a 10% interest, to make investments in, and to supply programming and other services to, the Sky DTH platforms in Latin America outside of Mexico and Brazil. In addition, each of Televisa, News Corp., Globopar and Liberty Media indirectly holds an interest (in the same proportion as their interests in MCOP are held) in Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services, and TechCo, a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida.

     In October 2002, Globopar announced that it will reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in credit available to Brazilian companies. Globopar and certain of its subsidiaries are rescheduling their financial debt obligations and currently reviewing its business plans together with certain Steering Committees, comprised of institutional holders of Globopar's bank debt and bonds. For a description of the potential impact that Globopar's announcement may have on MCOP's and TechCo's operations, as well as our financial condition, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern and if It Ceases Operations, It Would Have a Material Adverse Effect on Our Financial Condition."

     Digital Ku-band DTH satellite services commenced operations in the fourth quarter of 1996 in Mexico and Brazil, in the third quarter of 1997 in Spain, in the fourth quarter of 1997 in Colombia, in the fourth quarter of 1998 in Chile and in the fourth quarter of 2000 in Argentina. We, directly and indirectly, own interests in DTH satellite joint ventures in Mexico, Spain, Colombia and Chile. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. No assurances can be given that the DTH joint ventures will be successful. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and MCOP, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income." For a description of capital contributions and loans we have made to date to those ventures, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity" and "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements With Innova -- Capital Contributions and Loans."

     We have also been developing channels exclusively for pay television broadcast. Through our relationship with News Corp., we expect that our DTH satellite service will continue to negotiate favorable terms for programming rights with both third parties in Mexico and with international suppliers from the United States, Europe and Latin America.

     On April 9, 2003, News Corp. announced that it reached a definitive agreement with General Motors and Hughes in which News Corp. would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. According to its 2002 annual report, Hughes owns approximately 75% of DLA and holds an indirect interest in DirecTV Mexico. We cannot predict what impact News Corp.'s acquisition of an interest in Hughes, if consummated, will have on the competitive environment for DTH in Mexico or on our or Innova's business, financial condition or results operations. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- One of Innova's Owners, News Corp., May Acquire Significant Interests in DirecTV, Innova's DTH Competitor in Mexico, and PanAmSat, and We Cannot Predict What Effect This Will Have on Us or Innova."

     MEXICO. We operate "Sky," our DTH satellite joint venture in Mexico, through Innova. We own 60% of this joint venture, and our partners are News Corp., which owns a 30% interest, and Liberty Media, which owns a 10% interest. As of December 31, 2002, Innova's DTH satellite pay television service had approximately 705,900 gross active residential subscribers, as compared to approximately 692,000 gross active residential subscribers as of December 31, 2001. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and its nationwide distribution network with more than 3,600 points of sale. SKY continues to offer the highest quality content in the Mexican pay television industry. Its programming packages combine the exclusivity of Televisa's over-the-air channels with other DTH exclusive channels produced by News Corporation.

     In 2002, Sky re-launched its programming packages by reducing the number of packages offered to five (Basic, Fun, Movie City, HBO and Universe), launched "Big Brother," Operacion Triunfo and "Big Brother VIP," shows produced by Endemol and us that were broadcast on a pay-TV exclusive basis 24 hours a day, and launched several new channels added to Sky's line-up including Eurochannel, Sky Local News (north and south), and Cosmopolitan TV, a channel focused on women. In addition, Sky broadcast several professional sporting events, including the Mexican 2002 Summer Soccer tournament and the soccer games of the America team during the "Copa Libertadores" tournament, the Pre-Libertadores Cup 2003 Selection tournament live, the 2002 U.S. Open tennis tournament, the Tyson vs. Lewis and Barrera vs. Morales fights, the exclusive pay TV live transmission of the 2002-2003 Mexican bullfight season and the Ultimate Fighting Championship.

     Sky currently offers 168 digital channels through five programming packages: Sky Basic (60 video channels); Sky Fun (78 video channels); Sky Movie City (91 video channels); Sky HBO (similar to Sky Movie City but with different movie channels including a total of 91 video channels) and Sky Universe (107 video channels); each with 32 audio channels and 29 pay-per-view channels, for a monthly fee of Ps.251.00, Ps.301.00, Ps.421.00, Ps.471.00, and Ps.611.00,
respectively. The subscriber receives a "prompt payment" discount if the monthly subscription payment is made within 12 days after the billing date.

     Programming package monthly fees for residential subscribers, net of a prompt payment discount, are the following: Sky Basic Ps.174.00, Sky Fun Ps.264.00, Sky Movie City Ps.374.00, Sky HBO Ps.424.00 and Sky Universe Ps.564.00. Monthly fees for each programming package do not reflect a one-time installation fee of Ps.1,099.00, which is reduced to Ps. 99.00 if the subscriber pays the monthly programming fees via an automatic debit to a credit card, and a monthly rental fee in the amount of Ps.125.00 for the decoder necessary to receive the service (or Ps.138.00 without the discount). In October 2002, Innova re-launched its programming packages by reducing the number of packages offered to five (Basic, Fun, Movie City, HBO and Universe), providing simpler choices to the subscriber. As part of this strategy Innova has distributed among the five packages twenty channels that were previously available as "a la carte" channels. Sky devotes twenty-four pay-per-view channels to family entertainment and movies and five channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis. Effective January 1, 2002, the pay television services we offer through Sky are subject to a 10% excise tax. See "Key Information - Risk Factors - Risk Factors Related to Our Business - The Imposition of a 10% Excise Tax on Revenues From Telecommunications and Pay Television Services Has Adversely Affected and Could Continue to Adversely Affect Our Business, Financial Condition and Results of Operations." In an attempt to mitigate the impact that this new 10% excise tax will likely have on its net sales, Innova increased the monthly fees for its various service packages in January 2002, reduced its budgeted corporate expenses and capital expenditures for 2002 and reduced the number of its employees. Although Innova obtained a favorable ruling in respect of the amparo proceeding that it filed in 2002 challenging the constitutionality of this excise tax, this ruling does not entitle Innova to any amounts paid for this tax in 2002. We cannot assure you that Innova will be able to recover any portion of the amounts paid for this excise tax during 2002. Innova has not increased prices for its services in 2003 and continues to maintain strict control over costs and expenses to mitigate the impact this tax, but Innova continues to review the steps it might implement to mitigate the effects of this tax, including increasing its rates.

     SPAIN. The Spanish DTH platform, "Via Digital," began broadcasting throughout Spain in September 1997 and as of December 31, 2001 and December 31, 2002, had over 800,000 and over 775,000 gross active subscribers and provided 57 video channels, 30 pay-per-view channels, 31 audio channels and 16 channels with interactive services. We currently provide programming for two of Via Digital's channels, although the terms of the license agreements relating to these two channels may be amended upon the completion of the merger between Via Digital and Canal Satelite Digital, the Spanish DTH platform controlled by Sogecable, as described below. The concession for the Spanish DTH platform expires in 2003.

     As a result of the sale of a portion of our interest in Via Digital and capital calls in which we did not participate, our interest in Via Digital has decreased from 10% at December 31, 2002 to a de minimus ownership stake as of May 31, 2003. Only one of our partners, Telefonica de Contenidos, or Telefonica, has participated in the capital calls by the shareholders of Via Digital and as a result, has an approximate 87% ownership interest in Via Digital as of May 31, 2003. On May 8, 2002, Sogecable, a Spanish public company which is controlled through a joint venture between Grupo Prisa and the French media conglomerate Canal Plus, entered into a merger agreement with Telefonica and offered to acquire all of the outstanding shares of Via Digital in exchange for shares of Sogecable at an agreed-upon exchange ratio. If we and the other shareholders of Via Digital accept this offer, we would have a de minimus ownership stake in Sogecable. In connection with this proposed exchange offer, we and our partners agreed to terminate Via Digital's joint venture agreement and if this exchange offer is consummated, we would not have the right to appoint any of the members of Sogecable's Board of Directors.

     COLOMBIA. The Colombian DTH platform commenced operations in December 1997 and as of December 31, 2001 and December 31, 2002, had over 39,000 and 35,000 gross active subscribers and provided 52 video channels, 24 pay-per-view channels and 45 audio channels. As of December 31, 2002, we owned a 25.60% interest in this venture on a fully diluted basis through MCOP, and our partners, Casa Editorial El Tiempo, S.A., Radio Cadena Nacional, S.A., RTI Comunicaciones de Colombia Ltda. and Pastrana Arango, owned 4.26%, 4.15%, 4.21% and 2.02%, respectively. We have veto rights over some extraordinary transactions requiring supermajority shareholder approval. The concession for the Colombian DTH platform does not have an expiration date.

     CHILE. The Chilean DTH platform commenced operations in October 1998 and, as of December 31, 2001 and December 31, 2002, had over 63,000 and over 56,000 gross active subscribers, respectively, and provided 68 video channels, 24 pay-per-view channels and 35 audio channels. As of December 31, 2002, we owned a 30% interest in this venture on a fully diluted basis through MCOP. As of December 31, 2002, we did not have any local partners in this joint venture. We have veto rights over some extraordinary transactions requiring supermajority shareholder approval. The concession for the Chilean DTH platform does not have an expiration date.

     PROGRAMMING. We and News Corp. are major sources of programming content for our DTH joint ventures and have granted our DTH joint ventures in Latin America and Mexico exclusive DTH satellite service broadcast rights to all of our and News Corp.'s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third-party agreements in the territories of our DTH joint ventures in Latin America and Mexico and excluding the Fox Sports (Americas) channel. In addition to sports, news and general entertainment programming, we provide our DTH joint ventures in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels, which are among the most popular television channels in Mexico. Our DTH satellite service in Mexico is the only pay television service that offers all the over-the-air broadcast signals from Mexico City as well as our channels from Guadalajara and Monterrey. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox Kids channel, Fox News and Canal Fox, one of the leading pay television channels in Mexico. Through its relationships with us and News Corp., we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America.

UNIVISION

     In December 1992, A. Jerrold Perenchio, a Los Angeles private investor, Corporacion Venezolana de Television (Venevision), C.A. and one of our subsidiaries acquired the businesses of Univision from Hallmark Cards, Inc. We currently own shares and warrants representing an approximate 14.8% equity interest in Univision, on a fully diluted basis. Information regarding Univision's business and the U.S. Hispanic market which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC, and from public documents originating with the U.S. Department of Justice.

         The operations of Univision, the leading Spanish-language media company in the United States, include the Univision Network, the most-watched Spanish-language television network in the United States, reaching 97% of U.S. Hispanic television households; Univision Television Group, or UTG, which owns and operates 19 full power and 9 low power television stations, or UTG O&Os, including full power stations in most of the top 15 U.S. Hispanic markets; the TeleFutura Network, the new 24-hour Spanish-language broadcast television network designed to counter-program traditional Spanish-language lineups and draw additional viewers to Spanish-language television, whose signal covers approximately 75% of all U.S. Hispanic households; TeleFutura Television Group, or TTG, which owns and operates 16 full power and 10 low power television stations, or TTG O&Os, including full power stations in many of the top 15 U.S. Hispanic markets; Galavision, the country's leading Spanish-language general entertainment basic cable network; Univision Music Group, the leading Spanish-language music recording and publishing company in terms of music record sales in the U.S., which includes a 50% interest in Disa Records, the second largest independent Spanish-language record label in the world; and Univision Online, Inc., which operates Univision's Internet portal, Univision.com. In addition to the UTG O&Os and the TTG O&Os, Univision relies on affiliation and carriage agreements with such non-owned program distribution outlets as full power and low power television stations, cable television systems, and direct broadcast satellites to achieve coverage by its two broadcast networks of the specified percentages of U.S. Hispanic households.

     Univision has entered into an agreement to acquire all of the voting securities of Hispanic Broadcasting Corporation, or HBC, the owner or operator of more than 60 radio stations in 18 geographic regions in the United States and the largest Spanish-language radio broadcaster in the U.S. At the time the proposed acquisition was announced, Univision owned an approximate 30% equity and 7% voting interest in Entravision, which owns and operates numerous U.S. radio and television stations including the majority of Univision's non-owned full power television station affiliates, and is HBC's principal competitor in Spanish-language radio in a number of markets. To settle a civil antitrust complaint brought by the U.S. Department of Justice in connection with the proposed HBC acquisition, Univision entered into a consent decree in March 2003 agreeing to exchange all of its Entravision common shares for nonvoting preferred stock prior to closing the HBC transaction; to reduce its equity interest in Entravision to 15% over three years and 10% over six years; and to relinquish its right to place directors on Entravision's Board, eliminate certain veto rights over important Entravision actions, and refrain from interfering in the conduct of Entravision's radio business. These measures are designed to preserve competition in the sale of advertising time on Spanish-language radio stations in six geographic markets where both HBC and Entravision own such stations. Univision's applications to acquire control of HBC remain pending at the FCC, where they have been vigorously opposed by third parties.

     Effective February 1, 2002, Univision entered into a time brokerage agreement with Raycom Media, Inc., or Raycom, to manage two television stations in Puerto Rico, WLII-TV 11 in San Juan and WSUR-TV 9 in Ponce, collectively branded as "Teleonce," on behalf of Raycom. In addition, Univision entered into an option agreement that expires on December 31, 2004 to acquire these stations for U.S.$190.0 million. If Univision exercises its option, it will be required to offer us the right to acquire a 15% interest in the Puerto Rico stations, and to offer Venevision the right to acquire a 10% interest in them.

     We and Venevision have agreed to supply programming to Univision under program license agreements that expire in December 2017. Under these program license agreements, as amended and restated in December 2001, we and Venevision granted Univision an exclusive license to broadcast in the United States, solely over the Univision, Galavision and TeleFutura Networks, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevision own the U.S. distribution rights, subject to some exceptions, including some co-productions. In exchange for these rights, Univision pays to us and Venevision programming royalties based upon combined net time sales. Univision must pay these royalties to us and

Venevision each year regardless of the amount of our and Venevision's programming used by Univision. See "Operating and Financial Review and Prospects -- Results of Operations -- Programming Licensing." In December 2001, we amended the program license agreement to increase our royalties. After giving effect to these amendments, we are now entitled, in addition to our existing 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to an incremental 3% programming royalty on net time sales on these networks to the extent such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the TeleFutura Network which we began receiving in 2003, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year to U.S.$12.5 million.

     Univision also has some rights regarding some special events and other television programming produced or co-produced by us and Venevision. We have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement and that this programming will be representative of the quality of programming that we produced during 2000. We have also agreed that a certain portion of the 8,531 hours of programming that we provide will be telenovelas. In 2002, Televisa programming represented approximately 32% and 20% of the Univision and TeleFutura Networks' non-repeat broadcast hours, respectively.

     Under an agreement we have with Univision, we are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain ventures relating to U.S. Spanish-language broadcasting.

     We also entered into several other transactions and arrangements with Univision in December 2001, including an agreement to establish a joint venture to introduce our satellite and cable pay-TV programming into the United States. We and Univision entered into definitive agreements to commence this joint venture's operations in April 2003. The joint venture company will initially distribute five cable networks, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the U.S. that feature our programming. The joint venture, which commenced operations in the second quarter of 2003, will be jointly controlled by Univision and us, and we have each agreed to contribute U.S.$20 million over the first three years of the venture. We cannot assure you that this venture will be profitable. In addition, we entered into certain arrangements with Univision regarding the stations it programs in Puerto Rico, including an agreement to enter into certain program license agreements, subject to existing contractual agreements.

     We have an international program rights agreement with Univision that, as amended in December 2001, requires Univision to grant us and Venevision the right to broadcast outside the United States programs produced by Univision for broadcast on the Univision or Galavision networks. We have the exclusive right to broadcast these programs in Mexico and Venevision has the exclusive right to broadcast these programs in Venezuela. We and Venevision each have an undivided right to broadcast these programs in all other territories (other than the United States, but including Puerto Rico), provided those programs were on the air as of October 2, 1996. The rights to these programs granted to us and Venevision will revert back to Univision when the relevant program license agreement terminates. For such programs produced after October 2, 1996, we and Venevision have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, but Univision retains all rights for the rest of the world. For such programs produced after September 26, 1996, we and Venevision have merchandising rights only in those territories. The rights to these programs granted to us and Venevision will revert back to Univision when we or Venevision, as the case may be, own less than an aggregate of 13,578,084 shares and warrants of Univision, unless our ownership interest changes as a result of a merger or other similar transaction involving Univision, in which case these rights will continue until the termination of the program license agreement. We and Venevision have been granted certain rights of first offer to broadcast in Mexico and Venezuela, respectively, programs that have not been shown on the Univision or Galavision networks. If Univision cannot reach an agreement with us or Venevision to license the broadcast in Mexico or Venezuela, respectively, programs that have aired on the TeleFutura Network, then it may not broadcast or license the broadcast of such programs by any other third party in Mexico or Venezuela.

     In December 2001, we made a U.S.$375.0 million equity investment in Univision for which we ultimately received 10,594,500 shares of Univision Class A Common Stock. In addition, in consideration for surrendering certain governance rights that we previously held under Univision's organizational documents, we received a warrant to purchase an additional 9,000,000 shares of Univision common stock. Because the exercise of the warrant is conditioned on compliance with the alien share ownership provisions of the U.S. Communications Act, we cannot assure you that the warrant may be exercised. We also sold our music recording operations to Univision in exchange for 6,000,000 shares of Univision Class A Common Stock and warrants to purchase 100,000 shares of Univision Class A Common Stock in April 2002. We currently own 39,289,534 shares and warrants of Univision, representing an approximate 14.8% equity stake, on a fully diluted basis. We have rights to require Univision to register for public sale the shares of Univision stock that we own.

     In addition, we are entitled to elect one director and one alternate director to Univision's Board of Directors. In 2002, we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of our Executive Committee of our Board, as our director of Univision, and Alfonso de Angoitia Noriega, our Executive Vice President and Chief Financial Officer, as our alternate director of Univision. Univision subsequently appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors.

COMPETITION

     We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.

TELEVISION BROADCASTING

     Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and multi-channel, multi-point, multi-channel distribution system and DTH satellite services. We generally compete with 200 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which are affiliated with 176 stations outside of Mexico City. As described under "-- Television -- Television Industry in Mexico," in 1998 TV Azteca acquired a minority interest in CNI Channel 40, a UHF channel that broadcasts in the Mexico City Metropolitan area. Based upon IBOPE Mexico surveys, during 2000, 2001 and 2002, the average audience share throughout Mexico of both the Channel 7 and 13 networks was 26.3%, 29.5% and 27.6% respectively, during prime time, and 24.6%, 27.0% and 25.6% respectively, during sign-on to sign-off hours. See "-- Television -- Television Industry in Mexico."

     In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 5 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See "-- Television -- Television Broadcasting."

     Our English- and Spanish-language border stations compete with English-and Spanish-language television stations in the United States, and our Spanish-language productions compete with other English-and Spanish-language programs broadcast in the United States.

     We are a major supplier of Spanish-language programming in the United States and throughout the world. We face competition from other international producers of Spanish-language programming and other types of programming.

PUBLISHING

     Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media. Competition for advertising is based on circulation levels, reader demographics and advertising rates.

CABLE TELEVISION

     Cable systems in Mexico are currently operated by approximately 53 cable television operators. Cablevision is currently the largest cable system operator in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevision also competes with several DTH satellite service providers in Mexico, including our DTH joint venture, Innova. See "-- Cable Television -- Pay-Per-View Channels" and "-- DTH Satellite Services." Cablevision also faces competition from MVS Multivision, S.A. de C.V., or Multivision, a multi-point, multi-channel distribution system, or MMDS, operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a headend similar to that of a cable system. Multivision has been in operation for more than 14 years and offers 23 channels to its subscribers, but it cannot broadcast Mexico's over-the-air channels, including Channels 2, 4, 5 and 9. Some of the channels that Multivision broadcasts compete directly with the Cablevision channels, as well as Cablevision's 28 pay-per-view channels. However, Multivision's share of the Mexican pay television has declined consistently since 1999. See "-- Television -- Programming -- Programming We Produce" and "-- Cable Television." Furthermore, since Cablevision operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevision presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevision is required to provide access to its cable network to the extent it has available capacity on its network.

     In addition, in connection with its Internet access services and other new products and multimedia communications services, we believe that Cablevision will face competition from several media and telecommunications companies throughout Mexico, including Internet service providers, DTH services and other personal communication and telephone companies, including us and our affiliates.

RADIO

     The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates 14 radio stations in Mexico, 12 of which are located in Mexico City, and Grupo Acir, which owns or operates 164 radio stations in Mexico, 7 of which are located in Mexico City.

     Competition for audience share in the radio broadcasting industry in Mexico occurs primarily in individual geographic markets. Our radio stations are located in highly competitive areas. However, the strength of the signals broadcast by a number of our stations enables them to reach a larger percentage of the radio audience outside the market areas served by their competitors.

NATIONWIDE PAGING

     Our nationwide paging business faces competition from other nationwide paging businesses and from local paging companies in particular cities throughout Mexico. In addition, we are also facing growing competition from cell phone companies, which now provide text messaging services.

FEATURE FILM PRODUCTION AND DISTRIBUTION

     Production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico. See "-- Other Businesses -- Feature Film Production and Distribution." Our films also compete with other forms of entertainment and leisure time activities.

DTH SATELLITE SERVICES

     Innova presently competes with, or expects to compete with, among others, DirecTV, cable systems (including Cablevision), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores and other entertainment and leisure activities generally.

     Innova's main DTH competitor in Mexico is DLA, which operates DirecTV Mexico and is controlled by a partnership among Hughes, Organizacion Cisneros and the Clarin Group of Argentina, according to press reports. DirecTV, as the system is commercially known, currently offers 75 video, 32 audio and 26 pay-per-view channels.

     On April 9, 2003, News Corp. announced that it reached a definitive agreement with General Motors and Hughes in which News Corp. would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. According to its 2002 annual report, Hughes owns approximately 75% of DLA and holds an indirect interest in DirecTV Mexico. We cannot predict what impact News Corp.'s acquisition of an interest in Hughes, if consummated, will have on the competitive environment for DTH in Mexico or on our or Innova's business, financial condition or results operations. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- One of Innova's Owners, News Corp., May Acquire Significant Interests in DirecTV, Innova's DTH Competitor in Mexico, and PanAmSat, and We Cannot Predict What Effect This Will Have on Us or Innova."

     Other entities have announced the formation of partnerships or ventures or obtained licenses to provide DTH satellite services in Latin America but are not yet operational.

     In the second half of 2003, our DTH satellite service in Spain will merge with its competitor, Canal Satelite Digital, which is controlled by Sogecable. See "-- DTH Joint Ventures." We believe that Canal Satelite Digital currently offers 107 channels (63 video, 22 pay-per-view and 22 with interactive services).

REGULATION

     Our business, activities and investments are subject to various Mexican and U.S. federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican and U.S. federal, state and local governmental authorities. The material Mexican and U.S. federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

TELEVISION

     Mexican Television Regulations

     Concessions. In order to own and operate a television station in Mexico, a broadcaster must obtain a concession, which must be published in the Official Gazette of the Federation, from the SCT to broadcast over a certain channel. Applications are submitted to the SCT and, after a formal review process of all competing applications and an objection period open to third parties, a concession is granted. Concessions may be granted for up to 30 years, with most concessions currently being granted for a term of 12 years. The SCT may void the grant of any concession or terminate or revoke the concession at any time, upon the occurrence of, among others, the following events:

         - failure to construct broadcasting facilities within a specified time period;

         - changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization;

         - direct or indirect transfer of the concession, the rights arising therefrom or ownership of the broadcasting facilities without prior governmental authorization;

         - transfer or encumbrance on, in whole or in part, of the concession, the rights arising therefrom, the broadcasting equipment or any assets dedicated to the concessionaire's activities, to a foreign government, company or individual, or the admission of any such person as a partner in the concessionaire's business;

         - failure to broadcast for more than 60 days without reasonable justification;

         - any amendment to the bylaws of the concessionaire that is in violation of applicable Mexican law; and

         -    any breach to the terms of the concession title.

     None of our concessions has ever been revoked or otherwise terminated.

     We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire's assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

     Concessions may be renewed for a term of up to 30 years (with 12 years currently being standard). The concession for Channels 2, 4, 5 and 9 in Mexico City expires in 2009. As of December 31, 2002, the expiration dates for the concessions for our other television stations range from 2003 to 2012. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

     Supervision of Operations. The SCT regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the SCT.

     Television programming is not censored under Mexican law, except that it is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national safety or against public order. Under Mexican regulations, the Secretaria de Gobernacion, or Mexican Ministry of the Interior, reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for adults and teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time. Signals with foreign produced programming require prior authorization of the Mexican Ministry of Government.

     Television programming is required to promote Mexico's cultural, social and ideological identity. Each concessionaire is also required to transmit each day, free of charge, up to 30 minutes of programming regarding cultural, educational, family counseling and other social matters using programming provided by the Mexican government. Historically, the Mexican government has not used a significant portion of this time. In addition, during political campaigns all registered political parties have the right to purchase time to broadcast political messages at commercial rates.

     Networks. There are no Mexican regulations regarding the ownership and operation of a television network, such as the Channel 2, 4, 5 and 9 networks, apart from the regulations applicable to operating a television station as described above.

     Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. Concessionaires may not broadcast misleading advertisements. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 10:00 p.m. and advertisements for tobacco products may be broadcast only after 9:00 p.m. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. The advertisements of some products and services, such as medicine, tobacco and alcohol, require approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries and other games.

     No more than 18% of broadcast time may be used for advertisements on any day. The SCT approves the minimum advertising rates. There are no restrictions on maximum rates.

     Broadcast Tax. Since 1969, radio and television stations have been subject to a tax which may be paid by granting the Mexican government the right to use 12.5% of all daily broadcast time. In October 2002, the 12.5% tax was replaced by the obligation to the Mexican government to provide up to 18 minutes per day of our television broadcast time and 35 minutes per day of our radio broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available under this tax.

     Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, cable television, radio, DTH satellite services and airlines. Under Mexico's Ley de Inversion Extranjera, or the Foreign Investment Law, the Ley Federal de Radio y Television, or the Radio and Television Law, and the Reglamento de la Ley de Inversion Extranjera, or the Foreign Investment Law Regulations, foreign investors may not vote the capital stock of Mexican broadcasting companies (other than through "neutral investment" mechanisms, such as through the CPOs held by certain of our shareholders). See "-- Satellite Communications -- Mexican Regulation of DTH Satellite Services."

U.S. TELEVISION BROADCAST AND SATELLITE CABLE NETWORK REGULATIONS

     Univision is subject to U.S. laws and regulations affecting the Univision and TeleFutura broadcast networks and the Galavision satellite cable network.

     Television Broadcast Network Restrictions. Under current FCC rules, there are no limits either on the number of broadcast networks that may be maintained by a network organization, or on the number of television stations that may be affiliated with a network organization. Mergers among any existing or future U.S. television broadcast networks are permitted by the FCC except among ABC, CBS, Fox or NBC, and television networks may acquire, or be acquired by or commonly controlled with, cable television systems.

     FCC rules restrict television networks' contractual relationships with their affiliated stations. These rules require that affiliates be permitted to reject network programs that they believe are unsuitable or contrary to the public interest, and to preempt network programs in favor of programs they deem to be of greater local or national importance. The rules bar networks from optioning station time, from requiring affiliates to clear time for the network that is already scheduled for other use, from controlling the advertising rates charged by affiliates during non-network programs, and from entering into certain territorially restrictive or exclusive arrangements with affiliates regarding the distribution of the network's programs. A rule preventing a network from representing its affiliates in the sale of non-network advertising time was permanently waived for Univision.

     Currently, the FCC is considering a petition filed by a number of network-affiliated stations alleging that certain practices of the top four English-language television broadcast networks are inconsistent with some of the FCC network rules. This proceeding could result in the reactivation of a dormant 1995 proceeding that had proposed modifications to the network rules, generally so as to permit greater freedom of contract between networks and affiliated stations.

     Satellite Cable Program Network Restrictions. Chiefly through its jurisdiction over cable system operators, the FCC regulates satellite cable program networks in a variety of ways, including, but not limited to, by preventing the ability of certain cable networks to discriminate against non-affiliated multi-channel video programming distributors in the sale or delivery of programming, limiting the number of commercial minutes that may be sold within children's programming, and imposing closed captioning requirements on programs transmitted to cable subscribers.

     Ownership Restrictions. There are no restrictions on non-U.S. ownership of U.S. television broadcast or satellite cable program networks.

U.S. REGULATION OF TELEVISION BROADCAST STATIONS

     The ownership and operation of U.S. television stations, including those owned by and/or affiliated with Univision, are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act of 1934, as amended, or the Communications Act. The FCC allots particular TV channels to specific communities, approves stations' technical parameters and operating equipment, issues, modifies, renews and revokes licenses, approves changes in licensee ownership or control, regulates the ownership and employment practices of licensees, and in certain limited respects controls the content of broadcast programming. The FCC collects annual regulatory fees and imposes penalties, including monetary fines and license revocation, for violations of the Communications Act or its rules.

     Ownership Matters. FCC rules limit the "attributable" interests that an individual or entity may hold in broadcast licensees. Generally, the officers, directors, general partners, parties who own or control a 5% or greater voting stock interest (20% if the holder is a qualified passive investor), and non-"insulated" limited partners and limited liability company members of a licensee or its parent hold "attributable" interests in the licensee. Also constituting "attributable" interests are the brokering of more than 15% of a television station's weekly program time by another TV station in the market, and the holding of equity and debt interests that together exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of total weekly programming or is a same-market media entity.

     Under FCC rules adopted in June 2003 of which only a summary has been released to date, an entity may hold "attributable" interests in U.S. television stations with an aggregate national audience reach of 45% of total U.S. television households. For purposes of this national audience reach cap (which stood at 35% prior to the recent FCC action), all potential viewers in each market in which an entity holds an "attributable" TV station interest are counted regardless of the station's actual audience ratings, but UHF television stations are attributed with only 50% of the television households in their markets. The FCC's June 2003 action temporarily retained this "UHF Discount," which benefits Univision since virtually all of its television stations operate in the UHF band.

     The FCC also limits television ownership at the local level, that is, within each individual market (as between different markets, only the national audience reach cap limits the ownership of television stations). The June 2003 FCC action liberalized the circumstances under which a single entity may own two stations in the same market, and for the first time permits common ownership of three same-market television stations in the largest markets, including some markets where Univision currently owns two stations.

     Beginning in 2002, common ownership of television stations and cable television systems in the same market has been allowed. Now also permitted for the first time, as a result of the FCC's June 2003 rule changes, will be common ownership of certain combinations of daily newspapers and radio and television broadcast stations, in markets with at least four television stations. An FCC rule limiting common ownership of radio and television stations in the same market was also liberalized in June 2003.

     There is no national limit on the number of U.S. radio stations in which a single entity may hold "attributable" interests. On the local level, "attributable" interests may be held in up to eight radio stations in a given market, depending on the total number of radio stations in that market. Although the FCC did not alter the local radio ownership limits in its June 2003 decision, it did decide to use a different methodology for defining a radio market for purposes of determining compliance with these limits. The new methodology will mean that certain existing commonly owned station groups will exceed the current limits. Although the FCC announced that these combinations will be "grandfathered," it intends to process currently pending station sale applications that remain pending when the new rules take effect under the revised market definition methodology. If Univision's pending applications to acquire the HBC radio stations do not comply with the radio ownership limits under the revised method of defining local radio markets, and fail to be granted in the current interim period before the effective date of the new rules, Univision could be adversely affected.

     The June 2003 FCC ownership changes remain highly controversial; some or all of these changes could be overturned by Congress (in which legislation to do so has been introduced) or by the federal courts.

     Alien Ownership. Under the Communications Act, broadcast licenses may not be granted to non-U.S. citizens (including their representatives), foreign governments or their representatives, or non-U.S. companies (collectively, "non-U.S. Persons"); to any entity having more than 20% of its equity owned or voted by non-U.S. Persons; or to any entity whose parent company is more than 25% owned by non-U.S. Persons. The 25% provision may be waived, but waivers are rare in the broadcast context.

     License Renewal. Television broadcasting licenses are subject to renewal, normally for an eight-year term, upon application to the FCC. A license renewal application will be granted, and no competing applications for the same frequency will be entertained, if the licensee has served the public interest, has committed no serious violations of the Communications Act or the FCC's rules, and has not committed other violations which together would constitute a pattern of abuse of such Act or rules. However, interested parties, including members of the public, may file petitions to deny license renewal applications, and the transferability of an applicant's license may be restricted during the pendency of its renewal application.

     Programming and Operation. The Communications Act requires broadcasters to serve the public interest. All licensees must present programming that is responsive to community problems, needs and interests, and maintain certain records demonstrating such responsiveness. By Act of Congress, television licensees must also present programming specifically designed to educate and inform children, must limit the number of commercial minutes and comply with other restrictions on commercial practices during children's programming, and must maintain and file records demonstrating compliance with these requirements. Complaints from viewers concerning a station's programming will be considered if directed to the FCC, and television broadcast licensees must file with their license renewal applications a summary of written complaints received from the public regarding violent programming. In addition, the FCC has approved the U.S. television industry's voluntary agreement generally to rate broadcast television and cable television programming for "sexual, violent or other indecent" content and to transmit the rating for any program that has been rated for such content when transmitting the program itself. Stations also must follow various rules regarding, among other things, political advertising, sponsorship identification, station-conducted contests, lottery and casino advertising, obscene and indecent broadcasts, the closed captioning of programming (including Spanish-language programming), the transmission of emergency information, and technical operations, including limits on radio frequency radiation. In addition, certain major modifications to a broadcast station's transmission facilities require prior FCC consent. FCC rules also require licensees to develop and implement recruitment practices designed to promote equal employment opportunities, and to comply with related record-keeping and reporting obligations.

     Failure to observe FCC rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of renewals for less than the standard eight-year renewal term or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     Digital Television Transition. The FCC has assigned each U.S. full power television station an additional 6 MHz of broadcast spectrum for the provision of a free digital video programming service. Broadcasters may utilize this spectrum to provide multiple video programming streams, and may also use some of the new spectrum for data transmission and other revenue-generating services, so long as such services do not detract from the free over-the-air program service. The broadcast licensee must pay the FCC 5% of any gross subscription and advertising revenues received from all ancillary or supplementary services. Assuming that certain penetration levels relating to the transmission and reception of digital television signals have been achieved, the FCC will generally require the termination of analog television transmissions and the return of one 6-MHz channel per licensed station by December 31, 2006.

     Univision's transition to digital television is expected to require significant expenditures, although the FCC has permitted lower-powered, and therefore less expensive, initial DTV facilities to be constructed. Moreover, although the FCC has attempted to assign digital television channels and power levels that will reasonably replicate each licensee's current coverage area (and thus its audience reach levels), there is no assurance that such replication will be fully achieved for any or all of the Univision television stations. In addition, there is no requirement that cable television systems retransmit both digital and analog television broadcast signals during the period when television licensees must transmit in both modes, or that in the post-transition period, cable television systems will be required to carry more than the primary video signal of each digital television station, although the FCC is currently considering these and related issues. Moreover, digital television receivers have not been widely purchased by consumers, and issues of cable compatibility, mandatory inclusion of DTV tuners in TV sets, control over navigational devices, and copy protection (digital rights management) have also delayed the deployment of digital television. In addition, it is widely expected that the 2006 analog termination deadline will be altered. For all these reasons, it is unclear whether, or when, audience levels for digital television broadcasts will equal current levels for analog television broadcasting.

     Although Univision obtained extensions of the May 1, 2002 digital television construction deadline for all of its full power television stations, many of these stations have now commenced digital operations. On the other hand, some of Univision's numerous low power television stations may be adversely affected by the digital television transition, since low power television is a secondary service whose stations may be displaced by full service digital television operations. However, most of Univision's low power television stations have been certified as eligible for Class A status, a new regulatory classification mandated by Congress that offers greater protection against displacement than low power television status.

     Cable Carriage. Most U.S. residents view television broadcast signals by means of cable television retransmissions of these signals. Cable television systems must devote up to one-third of their available channels to the carriage of local commercial television stations, and Univision has stated that its full power television stations rely on these "must-carry" rights to obtain cable carriage. However, there is presently no assurance of the extent to which these "must-carry" provisions or the related "retransmission consent" option will also encompass digital television transmissions, particularly while analog broadcasts continue. The FCC is currently examining the applicability of the mandatory carriage and retransmission consent provisions to digital television.

     Direct Broadcast Satellite Carriage. The Satellite Home Viewer Improvement Act of 1999 contemplates mandatory carriage of all local television stations by a DBS carrier in any market in which that carrier chooses to provide one or more local signals pursuant to the statutory copyright license; currently, two DBS carriers provide such local service in about sixty of the largest markets, including many Univision markets. Univision has stated that it intends to obtain DBS carriage for each of its eligible stations.

     Proposed Changes. Congress and the FCC are considering, and may in the future consider and adopt, new laws, regulations, policies and recommendations regarding a wide variety of matters that could, directly or indirectly, affect the ownership and operation of Univision. In addition to matters we have already noted, the FCC or Congress have considered, or are considering, for example, proposals to stimulate the market for digital television (including by altering the various deadlines related to the DTV transition, fining television stations or rescinding their DTV authorizations for non-compliance with the deadlines, or mandating software and hardware protection of digital content); authorize a tenfold increase in the maximum fines the FCC may impose; eliminate the "UHF Discount"; require that broadcast spectrum be shared with other users; regulate or monitor television advertising of adult-themed entertainment, or otherwise attempt to protect children from violent program content; prohibit advertisements for hard liquor on television; regulate interactive television; facilitate consumer complaints to the FCC regarding broadcasters; require television broadcast licensees to fulfill public service obligations on their digital channels; reinstate video description rules struck down by a federal court; and standardize and enhance program-related reporting and disclosure obligations. In addition, Congress recently enacted campaign reform legislation whose provisions, including limitations on political issue advertising on television, are being challenged by broadcasters and others in the federal courts.

RADIO

     The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2002, the expiration dates of our radio concessions ranged from 2003 to 2009. See "-- Television," "-- Radio -- Radio Stations" and "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

CABLE TELEVISION

     Concessions. Prior to June 1995, cable television operators had to obtain a cable television concession from the SCT in order to operate their networks and provide cable television services. Since the enactment of the Ley

Federal de Telecomunicaciones, or the Telecommunications Law, in 1995, cable television operators must now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevision's cable television concession expired in August 1999. On September 23, 1999, Cablevision obtained a telecommunications concession from the SCT, which expires in 2029, and the concession to transmit two over-the-air UHF restricted television channels, which expires in 2010. Pursuant to its public telecommunications concession, Cablevision can provide cable television, limited audio transmission services, specifically music programming, bidirectional Internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. The scope of Cablevision's public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:

         -   unauthorized interruption or termination of service;

         - interference by the concessionaire with services provided by other operators;

         - noncompliance with the terms and conditions of the public telecommunications concession;

         -   the concessionaire's refusal to interconnect with other operators;

         -   loss of the concessionaire's Mexican nationality;

         - unauthorized assignment, transfer or encumbrance, in whole or in part, of the concession or any rights or assets;

         -   the liquidation or bankruptcy of the concessionaire; and

         - ownership or control of the capital stock of the concessionaire by a foreign government.

     In addition, the SCT may establish under any public telecommunications concession further events which could result in revocation of the concession. Under current Mexican laws and regulations, upon the expiration or termination of a public telecommunications concession, the Mexican government has the right to purchase those assets of the concessionaire that are directly related to the concession, at market value.

     Cable television operators, including Cablevision, are subject to the Telecommunications Law, and since February 2000, have been subject to the Reglamento del Servicio de Television y Audio Restringidos, or Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks, which in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Federal Television and Radio Law and the Reglamento de la Ley Federal de Radio y Television y de la Industria Cinematografica, or the Federal Television, Radio and Film Industry Regulations.

     Under the applicable Mexican law, the Mexican government, through the SCT, may also temporarily seize or even expropriate all of a public telecommunications concessionaire's assets in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. The Mexican government is obligated by Mexican law to compensate the concessionaire, both for the value of the assets seized and related profits.

     Supervision of Operations. The SCT regularly inspects the operations of cable systems and cable television operators must file annual reports with the SCT.

     Under Mexican law, programming broadcast on Cablevision networks is not subject to judicial or administrative censorship. However, this programming is subject to various regulations, including prohibitions on foul language, programming which is against good manners and customs or programming which is against the national safety or against public order.

     Mexican law also requires cable television operators, including Cablevision, to broadcast programming that promotes Mexican culture, although cable television operators are not required to broadcast a specified amount of this type of programming.

     In addition to broadcasting programming that promotes Mexican culture, cable television operators must also set aside a specified number of their channels, which number is based on the total number of channels they transmit, to transmit programming provided by the Mexican government. Cablevision currently broadcasts programming provided by the Mexican government on three of its channels, Channel 11, Channel 22 and Channel 5, a channel used by the Mexican Congress.

     Restrictions on Advertising. Mexican law restricts the type of advertising which may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on Channels 2, 4, 5 and 9. See "-- Regulation -- Television -- Mexican Television Regulations -- Restrictions on Advertising."

     Government Participation. Pursuant to the terms of cable concessions, cable television operators, including Cablevision through September 23, 1999, were required to pay, on a monthly basis, absent a waiver from the Mexican government, up to 15% of revenues derived from subscriber revenues and substantially all other revenues, including advertising revenues, to the Mexican government in exchange for use of the cable concession. Most cable concessionaires, including Cablevision, obtained a waiver on an annual basis to pay 9% of their revenues as participation to the Mexican government, as opposed to 15%. Under the Federal Telecommunications Law and accompanying regulations, cable television operators with public telecommunications network concessions, including Cablevision, no longer have to pay the Mexican government any percentage of their revenues.

     Forfeiture of Assets. Under Mexican regulations, at the end of the term of a public telecommunications concession, assets of concessionaires may be purchased by the Mexican government at market value.

NON-MEXICAN OWNERSHIP OF PUBLIC TELECOMMUNICATIONS NETWORKS

     Under current Mexican law, non-Mexicans may currently own up to 49% of the outstanding voting stock of Mexican companies with a public telecommunications concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone services, provided, that the requisite approvals are obtained from the Comision Nacional de Inversiones Extranjeras, or the Foreign Investment Commission. In addition, non-Mexicans may acquire only non-voting or limited voting shares that are considered "neutral investments" under the Foreign Investment Law.

APPLICATION OF EXISTING REGULATORY FRAMEWORK TO INTERNET ACCESS AND IP TELEPHONY SERVICES

     When Cablevision begins offering IP telephony services, it may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

     To the extent that a cable television operator has any available capacity on its network, as a public telecommunications network, Mexican law requires the operator to offer third party providers access to its network. Cablevision currently does not have any capacity available on its network to offer to third party providers and does not expect that it will have capacity available in the future given the broad range of services it plans to provide over its network.

SATELLITE COMMUNICATIONS

     MEXICAN REGULATION OF DTH SATELLITE SERVICES. Concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites on May 24, 1996. In November 2000, we received a new concession to operate our DTH satellite service in Mexico using the PAS-9 satellite system, a foreign-owned satellite system. The concession expires in 2020.

     Like a public telecommunications network concession, a DTH concession may be revoked or terminated by the SCT prior to the end of its term in certain circumstances, which for a DTH concession include:

         - the failure to use the concession within 180 days after it was granted;

         -   a declaration of bankruptcy of the concessionaire;

         - a failure to comply with the obligations or conditions specified in the concession;

         -   assignments of, or encumbrances on, the concession; or

         -   a failure to pay to the government the required fees.

     At the termination of a concession, the Mexican government has the preemptive right to acquire the assets of a DTH satellite service concessionaire. In the event of a natural disaster, war or significant public disturbance, the Mexican government may temporarily seize and expropriate all assets related to a concession, but must compensate the concessionaire for such seizure. The Mexican government does not require fees based on DTH satellite service revenues of a satellite concessionaire.

     Under the Telecommunications Law, DTH satellite service concessionaires may freely set customer fees but must notify the SCT of the amount, except that if a concessionaire has substantial market power, the SCT may determine fees that may be charged by such concessionaire. The Telecommunications Law specifically prohibits cross-subsidies.

     Non-Mexican investors may currently own up to 49% of DTH satellite system concessionaires; provided that Mexican investors maintain control of the operation. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms such as the CPO trust.

     REGULATION OF DTH SATELLITE SERVICES IN SPAIN AND OTHER COUNTRIES. Our DTH joint ventures in Spain and our proposed DTH joint ventures in other countries in the Americas are and will be governed by laws, regulations and other restrictions of such countries, as well as treaties that such countries have entered into, regulating the delivery of communications signals to, or the uplink of signals from, such countries. In addition, the laws of Spain and some other countries establish restrictions on our ownership interest in some of these DTH joint ventures as well as restrictions on programming that may be broadcast by these DTH joint ventures.

MEXICAN ANTITRUST LAW

     Mexico's federal antitrust law, or Ley Federal de Competencia Economica, and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Economica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions. In addition, the federal antitrust law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant transactions, such as joint ventures.

     In September 2000, we reached an agreement in principal with the controlling shareholders of Grupo Acir to merge our radio subsidiary, Sistema Radiopolis with Grupo Acir. As a result of the continued opposition to the proposed merger by the Mexican Antitrust Commission since December 2000, the merger agreement expired in January 2002. Neither party has any further obligations, financial or otherwise, under the agreement in principal.

PROPERTY, PLANT AND EQUIPMENT

     BROADCASTING, OFFICE AND PRODUCTION FACILITIES. Our properties consist primarily of broadcasting, production and office facilities, most of which are located in Mexico. We own substantially all of these properties through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in 2 locations in Mexico City, 14 studios in San Angel and 10 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 34 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement which was renewed in 1993 for a term of 30 years and which we may extend for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 3.7 million square feet of space, of which over 3 million square feet are located in Mexico City and the surrounding areas, and the remainder of which is located outside of Mexico City and the surrounding areas.

     Our cable television, radio, dubbing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

     We also own or lease properties in the United States and Latin America in connection with our activities there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. In connection with our television and news activities, we own one property in San Diego, California and one property in Miami, Florida, and lease two properties, one in Beverly Hills, California and the other in San Diego, California. In connection with our publishing activities, we own one property in each of the following areas: Miami, Florida, Cali, Colombia, Barranquilla, Colombia, Lima, Peru, Buenos Aires, Argentina and Guayaquil, Ecuador. In the aggregate, these properties currently represent over 289,000 square feet of space, of which approximately 44,000 square feet are located in California, approximately 151,000 square feet are located in Florida, approximately 59,000 square feet are located in Colombia, approximately 30,000 square feet are located in Peru, approximately 3,800 square feet are located in Argentina and approximately 1,600 square feet are located in Ecuador.

     SATELLITES. We currently use transponder capacity on three satellites:
Telstar 7, which reaches Mexico, the United States and Canada, PAS-3R, which reaches North America, Western Europe, Latin America and the Caribbean, and Galaxy IVR, which reaches Mexico, the United States and Canada. Through September 2000, we used transponder capacity on Solidaridad II, at which point we began using transponder capacity on Telstar 7. Our rights to Telstar 7 expired in June 2003, at which point we began using transponder capacity on SatMex V. Our DTH joint ventures in Latin America are currently using transponder capacity on two satellites: PAS-6B for the DTH satellite services in Colombia and Chile and PAS-9 for the DTH satellite service in Mexico. PAS-9 provides coverage of Central America, Mexico, the Southern United States and the Caribbean. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 13 to our year-end financial statements.

     On September 20, 1996, PanAmSat agreed to provide us transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. In addition, the DTH joint venture in Spain is using 11 transponders on two Hispasat, state-owned satellites, the footprints of which cover all of Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 Mhz C-band transponders on Galaxy IVR, which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 Mhz Ku-band transponders on PAS-3R described above. For each of the 36 Mhz C-band transponders we pay an annual fee of approximately U.S.$3.7 million.

     On April 9, 2003, News Corp. announced that it reached a definitive agreement with General Motors and Hughes in which News Corp. would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. PanAmSat is 81% owned by Hughes. If News Corp. acquires 34% of Hughes, then News Corp. would indirectly own a significant interest in PanAmSat, our primary satellite service provider. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- One of Innova's Owners, News Corp., May Acquire Significant Interests in DirecTV, Innova's DTH Competitor in Mexico, and PanAmSat, and We Cannot Predict What Effect This Will Have on Us or Innova."

     With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by PanAmSat, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurances can be given in this regard.

     INSURANCE. We maintain comprehensive insurance coverage that covers our offices, equipment and other property, subject to some limitations, that result from a business interruption due to natural disasters or other similar events.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion together with our year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in "Key Information -- Risk Factors." In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information -- Risk Factors" before evaluating us and our business.

PREPARATION OF FINANCIAL STATEMENTS

     Our year-end financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 27 to our year-end financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2002. Note 27 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders' equity. Note 27 to our year-end financial statements also describes the differences in classification between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows.

     As described under "Information on the Company -- Business Overview -- Music Recording," in April 2002, we sold our music recording operations to Univision in exchange for 6,000,000 shares of Class A Common Stock of Univision and warrants to purchase 100,000 shares of Class A Common Stock of Univision. Under Mexican GAAP, the results of our music recording segment for the year ended December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. See "-- Discontinued Operations" and Note 23 to our year-end financial statements.

     In April 2003, the Mexican Institute of Public Accountants, or MIPA, issued Bulletin B-5, "Financial Information by Segments." Bulletin B-5 requires that Mexican companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments, and provides guidance for the measurement and disclosure of a company's operating segments, including information related to products or services, geographical areas and principal customers. Bulletin B-5 became effective in April 2003. Since the provisions of Bulletin B-5 are similar to those standards previously applied by us under International Accounting Standard No. 14, "Segment Reporting," which was applicable to Mexican companies pursuant to Bulletin A-8, we estimate that the adoption of Bulletin B-5 in 2003 will not have a significant impact on our financial statements.

     In March 2003, the MIPA issued Bulletin C-15, "Impairment and Disposition of Long-Lived Assets," which requires the recognition and measurement of the impairment of long-lived assets to be held and used, including goodwill, and the measurement of long-lived assets to be disposed of by sale. Bulletin C-15 is effective for periods beginning on January 1, 2004, with early adoption recommended. We are evaluating the impact that the adoption of Bulletin C-15 will have on our consolidated financial statements.

     In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 excludes the accounting for goodwill, an intangible asset which accounting is still covered by Mexican GAAP Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares." Bulletin C-8 provides a definition of research and development costs requiring that only development costs can be deferred to a future period. Furthermore, Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they can be classified as development costs. Under the provisions of Bulletin C-8, intangible assets with indefinite useful lives should not be amortized, but rather tested for impairment on an annual basis. Intangible assets with finite useful lives should continue to be amortized over their useful lives. The provisions of Bulletin C-8 became effective as of January 1, 2003. Beginning in 2003, in accordance with the provisions of Bulletin C-8 related to intangible assets with indefinite useful lives, we no longer amortize the carrying value of our trademarks and transmission rights in perpetuity. See Notes 4 and 7 to our year-end financial statements. We estimate that the adoption of the other provisions of Bulletin C-8 in 2003 will not have a significant impact on our consolidated financial statements.

     In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments." Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 became effective as of January 1, 2003. We estimate that the adoption of Bulletin C-9 in 2003 will not have a significant impact on our consolidated financial statements.

     Mexican GAAP requires that our financial statements recognize the effects of inflation. In particular, our financial statements reflect the:

         - restatement of Mexican non-monetary assets (other than transmission rights, inventories and equipment of non-Mexican origin), non-monetary liabilities and shareholders' equity using the NCPI;

         -   restatement of all inventories at net replacement cost;

         - restatement of equipment of non-Mexican origin using a specific index that reflects inflation in the country of origin and the exchange rate as of the latest balance sheet date;

         - recognition of gains and losses in purchasing power from holding monetary liabilities or assets in income;

         - restatement and presentation of all amounts in constant Pesos as of the most recent balance sheet date, December 31, 2002; and

         - restatement of the results of operations and balance sheet items of foreign operations, which are not integral to Mexican operations, at the rate of inflation in the applicable foreign country before translating them into Mexican Pesos.

CRITICAL ACCOUNTING POLICIES

     We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the accounting for programming, equity investments and the evaluation of long-lived assets. For a full description of these and other accounting policies, see Note 1 to our year-end financial statements.

     ACCOUNTING FOR PROGRAMMING. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the United States, Latin America, Asia, Europe and Africa. In order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 4 to our year-end financial statements.

     We estimate expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including our consolidated subsidiaries, equity investees and joint ventures, among other outlets. To the extent that a given future expected benefit period is shorter than we estimate, we may have to write-off capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

     We also purchase programming from, and enter into license arrangements with, various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico and/or our pay television and other media outlets. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico over our television networks and/or our pay television and other media outlets. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than we estimate, we may have to write off the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

     EQUITY INVESTMENTS. Over the past few years, we have made significant investments in DTH satellite and Internet ventures, both in Mexico and abroad, as well as in Univision. The majority of our investments are structured as equity investments. See Notes 1(f) and 2 to our year-end financial statements. As a result, the results of operations attributable to our investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as equity in income (losses) of affiliates in our consolidated income statement. See Note 5 to our year-end financial statements.

     In the past we have made significant capital contributions and loans to our DTH satellite and Internet ventures, and we expect that we will continue to make significant capital contributions and loans to at least some of our DTH satellite ventures. In the past, these ventures have generated, and we expect that they will continue to generate, significant operating losses and negative cash flow as they continue to build and expand their respective businesses. We periodically evaluate our investments in these ventures for impairment, taking into consideration the performance of these joint ventures as compared to projections related to net sales, expenditures and subscriber growth, strategic plans and future required cash contributions, among other factors. Nevertheless, given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, we cannot assure you that our future evaluations would not result in our recognizing an impairment charge for these investments.

     Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method accounting, taking into consideration both quantitative and qualitative factors, such as guarantees we have provided to these ventures, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, we periodically evaluate whether to continue to account for our various investments under the equity method.

     GOODWILL AND OTHER INTANGIBLE ASSETS. Under Mexican GAAP, goodwill and other intangibles are amortized on a straight-line basis over their estimated useful lives. We assess the recoverability of goodwill and intangibles whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. Estimates of future cash flow involve considerable management judgment. These estimates are based on historical data, anticipated market conditions and management plans.

     Under U.S. GAAP, effective January 1, 2002 we applied Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill, and certain other intangible assets deemed to have an indefinite useful life, are no longer being amortized, but are subject to annual impairment testing. The identification and measurement of impairment to goodwill and intangible assets with indefinite lives involves the estimation of fair values. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform valuation analyses with the assistance of third parties and consider relevant internal data, as well as other market information, that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Inherent in these estimates and assumptions is a certain level of risk, which we believe we have considered in our valuations. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles in addition to the amounts recognized in 2002.

     LONG-LIVED ASSETS. We present certain long-lived assets and capitalized costs in our consolidated balance sheet. We periodically evaluate these long-lived assets for impairment and recognize any such impairment to the extent that we believe the carrying value is no longer recoverable from future projected cash flows. The principal factor we take into consideration when performing an impairment analysis is the future projected cash flows related to a given long-lived asset. In the case of long-lived assets related to our Mexican operations, since inflation accounting requires us to restate the carrying value of these assets to give effect to inflation prior to performing our impairment analysis, we must also take into consideration the possible impact that inflation may have on the ability of these assets to generate future cash flow. In that connection, we consider, among other factors, assumptions regarding projected rates of inflation, currency fluctuations and future revenue growth. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(i), 7 and 21 to our year-end financial statements.

     DEFERRED INCOME TAXES. Under both Mexican and U.S. GAAP, we record deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, we adjust the deferred tax assets and liabilities through the provision for income taxes in the period of change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

EFFECTS OF DEVALUATION AND INFLATION

     The following table sets forth, for the periods indicated:

         - the percentage that the Peso devalued or appreciated against the U.S. Dollar;

         -   the Mexican inflation rate;

         -   the U.S. inflation rate; and

         -   the percentage change in Mexican GDP compared to the prior period.

                                                                         YEAR ENDED DECEMBER 31,
                                                                      ----------------------------
                                                                      2000        2001        2002
                                                                      ----        ----        ----
Devaluation (appreciation) of the Mexican Peso as compared to the
   U.S. Dollar(1)................................................      1.2%       (4.5)%      14.01%
Mexican inflation rate(2)........................................      9.0         4.4          5.7
U.S. inflation rate..............................................      3.4         1.6          2.4
Increase (decrease) in Mexican GDP(3)............................      6.6        (0.3)         0.9

(1) Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.9.495 per U.S. Dollar as of December 31, 1999; Ps.9.610 per U.S. Dollar as of December 31, 2000; Ps.9.178 per U.S. Dollar as of December 31, 2001; and Ps.10.464 per U.S. Dollar as of December 31, 2002.

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 85.6 in 1999; 93.2 in 2000;
      97.4 in 2001; and 102.9 in 2002.

(3) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI, and, in the case of GDP information for 2001 and 2002, as estimated by INEGI.

     The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

         - advertising and other revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay television services. Unless we increase our nominal advertising rates and the prices for our other products and services at a rate greater than the rate of inflation, our advertising and other revenues will remain flat or decline when expressed in constant Pesos.

         - U.S. Dollar-denominated revenues and operating costs and expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the U.S., the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. In 2000, 2001 and 2002 our U.S. Dollar-denominated revenues of U.S.$429 million, U.S.$427 million and U.S.$434 million exceeded our U.S. Dollar-denominated costs and expenses of U.S.$385 million, U.S.$377 million and U.S.$404 million, primarily due to the improvement of our Programming Licensing and Publishing Distribution segments. Nonetheless, in the past our U.S. Dollar-denominated costs and expenses have exceeded our U.S. Dollar-denominated revenues; therefore, we will continue to remain vulnerable to future devaluations of the Peso, which will increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.

         - depreciation and amortization expense. We restate our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation, as well as the devaluation of the Peso as compared to the U.S. Dollar, increases the carrying value of these assets, which in turn increases the related depreciation expense.

         - integral cost of financing. The devaluation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchanges losses and increased interest expense increase our integral cost of financing.

     During 2000, we completed a refinancing of our indebtedness, pursuant to which we reduced our borrowing costs, extended the maturities of our indebtedness and replaced a portion of our U.S. Dollar-denominated indebtedness with Peso-indexed denominated indebtedness. In addition, in December 2001, we refinanced all of the approximately U.S.$100.0 million of indebtedness then outstanding under our former U.S.$400.0 million term loan facility. In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. As a result of these refinancings, we reduced our exposure to the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates. See "-- Liquidity, Foreign Exchange and Capital Resources -- Refinancings," "-- Indebtedness" and Note 9 to our year-end financial statements.

     We also have entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In that connection, effective March 2002, we designated our investment in Univision as an effective hedge against our U.S. Dollar-denominated semi-annual interest payments with respect to both our U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 and our U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico," "Quantitative and Qualitative Disclosures About Market Risk" and Note 10 to our year-end financial statements.

SUMMARY OF BUSINESS SEGMENT RESULTS

     The following tables set forth the net sales and operating income (loss) of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2000, 2001 and 2002. Information regarding our business segments and unallocated corporate expenses is prepared in accordance with International Accounting Standard No. 14, "Segment Reporting," which is applicable to Mexican companies under Bulletin A-8. This standard requires us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with this standard, we currently classify our operations into eight business segments: Television Broadcasting, Programming for Pay Television, Programming Licensing, Publishing, Publishing Distribution, Cable Television, Radio and Other Businesses. See Note 26 to our year-end financial statements. Results attributable to our music recording operations, which we sold to Univision in April 2002, have been classified as discontinued operations. See "-- Discontinued Operations" and Note 23 to our year-end financial statements. Segment data from prior periods has been reclassified to reflect this classification.

                                                    YEAR ENDED DECEMBER 31,(1)(2)
                                      -------------------------------------------------------
                                          2000               2001                    2002
                                      ------------       ------------            ------------
                                         (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF
                                                         DECEMBER 31, 2002)
NET SALES
Television Broadcasting.............  Ps. 14,060.7       Ps. 13,445.4            Ps. 14,038.2
Programming for Pay Television......         529.5              543.6                   608.0
Programming Licensing...............       1,614.3            1,485.0                 1,405.2
Publishing(3).......................       1,831.4            1,695.7                 1,683.1
Publishing Distribution.............         955.0              948.2                 1,343.8
Cable Television....................         981.2            1,143.9                 1,108.2
Radio(4)............................         361.9              249.2                   187.1
Other Businesses(5).................       1,652.4            1,824.2                 1,548.9
                                      ------------       ------------            ------------
   Total Segment Net Sales..........      21,986.4           21,335.2                21,922.5
Intersegment Operations.............        (404.6)            (549.6)                 (363.2)
                                      ------------       ------------            ------------
   Total Consolidated Net Sales.....  Ps. 21,581.8       Ps. 20,785.6            Ps. 21,559.3
                                      ============       ============            ============

                                                    YEAR ENDED DECEMBER 31,(1)(2)
                                      -------------------------------------------------------
                                          2000               2001                    2002
                                      ------------       ------------            ------------
                                         (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF
                                                         DECEMBER 31, 2002)
OPERATING INCOME (LOSS)
Television Broadcasting(6)..........   Ps. 4,866.0       Ps. 4,251.9             Ps.  4,564.3
Programming for Pay Television(7)...         (95.8)              2.8                     60.3
Programming Licensing...............         383.7             307.3                    218.0
Publishing(3).......................         341.9             247.8                    243.6
Publishing Distribution.............          43.6               8.5                     (1.9)
Cable Television....................         156.7             250.6                    201.4
Radio(4)............................          46.0             (15.9)                   (45.7)
Other Businesses(5).................        (386.9)           (570.5)                  (446.2)
                                      ------------       ------------            ------------
   Total Segment Operating Income...       5,355.2           4,482.5                  4,793.8
Intersegment Corporate Expenses(8)..        (144.6)           (142.9)                  (143.5)
                                      ------------       ------------            ------------
   Total Consolidated Operating
    Incom                              Ps. 5,210.6       Ps. 4,339.6             Ps.  4,650.3
                                      ============       ============            ============

(1) Certain segment data set forth in these tables vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 26 to our year-end financial statements.

(2)   Total segment net sales, total consolidated net sales, operating income
      (loss) and total consolidated operating income do not reflect the results of operations of our Music Recording segment. As described under "Information on the Company -- Business Overview -- Music Recording," we sold our music recording operations to Univision in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our Music Recording segment for the year ended December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. See "-- Discontinued Operations" and Note 23 to our year-end financial statements.

(3) Through July 2000, includes Ps.92.0 million in revenues and an operating loss of Ps.8.7 million from the operations of Ovaciones. We sold Ovaciones in July 2000.

(4) As described under "Information on the Company -- Business Overview -- Radio -- Joint Venture; Proposed Acquisition," in October 2001, we entered into agreements with Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity stake, with limited voting rights, in our radio subsidiary, Sistema Radiopolis, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See "-- Results of Operations -- Radio" and "-- Minority Interest."

(5) Beginning in May 2000, includes the operations of EsMas.com, which accounted for Ps.24.1 million, Ps.100.3 million and Ps.90.0 million, or 1.5%, 5.5% and 5.8%, of the net sales of our Other Businesses segment for the years ended December 31, 2000, 2001 and 2002, respectively. The operations of EsMas.com generated operating losses in the amount of Ps.280.7 million, Ps.399.7 million and Ps.234.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(6) Reflects fixed costs related to the production of ECO in the amount of Ps.300.7 million and Ps.107.6 million for the years ended December 31, 2000 and 2001, respectively. We ceased production of ECO in April 2001. See "-- Television Broadcasting" and "-- Programming for Pay Television."

(7) Through April 2001, reflects production and programming costs and other direct operating costs and expenses related to ECO. See "-- Television Broadcasting" and "-- Programming for Pay Television."

(8) The segment operating income (loss) and total segment operating income data set forth in this annual report do not reflect corporate expenses in any period presented. Total consolidated operating income reflects corporate expenses in all periods presented. See Note 26 to our year-end financial statements.

SEASONALITY

     Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2000, 2001 and 2002, we recognized 29.2%, 28.8% and 29.5% of our net sales in the fourth quarter of the year. In 2000, our overall advertising net sales were less seasonal than in prior years as a result of political campaigns in connection with the Presidential election in the first half of 2000 and as a result of the 2000 Summer Olympics in the third quarter of 2000. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate with the amount of advertising sales.

RESULTS OF OPERATIONS

     The following tables set forth our results of operations data as a percentage of net sales:

                                                   YEAR ENDED DECEMBER 31,(1)(2)
                                                  ------------------------------
                                                   2000         2001        2002
                                                   ----         ----        ----
TOTAL NET SALES
Television Broadcasting.......................     63.9%        63.0%       64.0%
Programming for Pay Television................      2.4          2.5         2.8
Programming Licensing.........................      7.3          7.0         6.4
Publishing(3).................................      8.3          7.9         7.7
Publishing Distribution.......................      4.4          4.4         6.1
Cable Television..............................      4.5          5.4         5.1
Radio(4)......................................      1.7          1.2         0.8
Other Businesses(5)...........................      7.5          8.6         7.1
                                                  -----        -----       -----
   Total Segment Net Sales....................    100.0%       100.0%      100.0%
Intersegment Operations.......................     (1.9)        (2.6)       (1.7)
                                                  -----        -----       -----
   Total Consolidated Net Sales...............     98.1%        97.4%       98.3%
                                                  =====        =====       =====

                                                    YEAR ENDED DECEMBER 31,(1)
                                                  ------------------------------
                                                   2000         2001        2002
                                                   ----         ----        ----
TOTAL NET SALES
Cost of sales.................................     55.9%        58.2%       57.6%
Selling expenses..............................      7.2          7.6         7.8
Administrative expenses.......................      6.7          6.8         6.3
Depreciation and amortization.................      6.1          6.5         6.7
Operating income..............................     24.1         20.9        21.6
                                                  -----        -----       -----
    Total....................................     100.0%       100.0%      100.0%
                                                  =====        =====       =====

(1) Certain segment data set forth in these tables vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 26 to our year-end financial statements.

(2) Percentages for all periods have been reclassified to reflect the classification of the results of our Music Recording segment as discontinued operations. See footnote (2) to the tables set forth under the caption "-- Summary of Business Segment Results," "-- Discontinued Operations" and Note 23 to our year-end financial statements.

(3) See footnote (3) to the tables set forth under the caption "--Summary of Business Segment Results."

(4) See footnote (4) to the tables set forth under the caption "--Summary of Business Segment Results."

(5) See footnote (5) to the tables set forth under the caption "--Summary of Business Segment Results."

     TOTAL SEGMENT RESULTS

     2002 vs. 2001. Our net sales increased by Ps.773.7 million, or 3.7%, to Ps.21,559.3 million for the year ended December 31, 2002 from Ps.20,785.6 million for the year ended December 31, 2001. This increase reflects higher revenues in our Television Broadcasting, Publishing Distribution and Programming for Pay Television segments, and was partially offset by lower net sales in our Programming Licensing, Publishing, Cable Television, Radio and Other Businesses segments.

     Cost of sales increased by Ps.323.6 million, or 2.7%, to Ps.12,418.1 million for the year ended December 31, 2002 from Ps.12,094.5 million for the year ended December 31, 2001. This increase reflects higher costs in the Publishing Distribution, Television Broadcasting, Cable Television and Publishing segments. These increases were partially offset by lower costs in the Other Businesses, Programming for Pay Television, Programming Licensing and Radio segments.

     Selling expenses increased by Ps.111.5 million, or 7.1%, to Ps.1,685.6 million for the year ended December 31, 2002 from Ps.1,574.1 million for the year ended December 31, 2001. This increase reflects an increase in our Television Broadcasting, Programming for Pay Television, Programming Licensing, Publishing and Publishing Distribution segments as a result of increased promotional and advertising expenses, distribution costs and higher provision for doubtful trade accounts. This increase was partially offset by a decrease in the selling expenses of our Cable Television, Radio and Other Businesses segments.

     Administrative expenses decreased by Ps.67.8 million, or 4.8%, to Ps.1,355.6 million for the year ended December 31, 2002 from Ps.1,423.4 million for the year ended December 31, 2001. This decrease was primarily due to a decrease in personnel costs as a result of workforce reductions and layoffs, as well as reductions in other office facilities expenses, in connection with our continued cost-cutting efforts, and decreases in the administrative expenses of our Television Broadcasting, Programming Licensing, Publishing, Radio and Other Businesses segments. This decrease was partially offset by an increase in the administrative expenses of our Publishing Distribution and Cable Television segments.

     Depreciation and amortization expense increased by Ps.95.7 million, or 7.1%, to Ps.1,449.7 million for the year ended December 31, 2002 from Ps.1,354.0 million for the year ended December 31, 2001. This change primarily reflects increases in the depreciation and amortization expenses related to our Television Broadcasting and Cable Television segments, as well as amortization of deferred costs related to EsMas.com for the year ended December 31, 2002.

     For the foregoing reasons, our operating income increased by Ps.310.7 million, or 7.2%, to Ps.4,650.3 million for the year ended December 31, 2002 from Ps.4,339.6 million for the year ended December 31, 2001.

     2001 vs. 2000. Our net sales decreased by Ps.796.2 million, or 3.7%, to Ps.20,785.6 million for the year ended December 31, 2001 from Ps.21,581.8 million for the year ended December 31, 2000. This decrease primarily reflects decreases in the net sales of our Television Broadcasting, Programming Licensing, Publishing, Publishing Distribution and Radio segments. This decrease was partially offset by increases in the net sales of our Programming for Pay Television, Cable Television and Other Businesses segments.

     The decreases in the net sales of each of our Television Broadcasting, Publishing and Radio segments primarily reflect the adverse comparison to the year ended December 31, 2000, which included non-recurring revenues in the aggregate amount of approximately Ps.1,053.4 million attributable to advertising time and pages sold in connection with the Mexican presidential and congressional and other federal and local campaigns and the 2000 Summer Olympic Games. These decreases also reflected the economic slowdown in Mexico, which, in particular, adversely affected the television advertising spot market in 2001, particularly in the fourth quarter, and, in the case of our Programming Licensing, Publishing and Publishing Distribution segments, the effects of the 4.5% appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales during the year ended December 31, 2001.

     Cost of sales increased by Ps.41.7 million, or 0.3%, to Ps.12,094.5 million for the year ended December 31, 2001 from Ps.12,052.8 million for the year ended December 31, 2000. Cost of sales represented approximately 58.2% and 55.9% of our net sales for 2001 and 2000. This increase primarily reflects increases in the cost of sales of our Television Broadcasting segment, which increase reflects increased production and programming costs incurred primarily in the fourth quarter of 2001 related to the introduction of new programming for Channel 4 and increased news coverage following the terrorist attacks on September 11, 2001, as well as increases in the cost of sales of our Publishing Distribution, Cable Television and Other Businesses segments. This increase also reflects an increase in personnel costs as a result of a nominal 10.5% wage increase implemented in two stages in February and April of 2001. This increase was partially offset by decreases in the cost of sales of our Programming for Pay Television segment, which decrease primarily reflects decreased production and programming costs following the April 2001 discontinuation of ECO, our international news program, as well as decreases in the cost of sales of our Programming Licensing, Publishing and Radio segments due to lower net sales.

     Selling expenses increased by Ps.12.3 million, or 0.8%, to Ps.1,574.1 million for the year ended December 31, 2001 from Ps.1,561.8 million for the year ended December 31, 2000. This increase primarily reflects an increase in personnel costs as a result of the nominal 10.5% wage increase implemented in 2001 and an increase in the selling expenses of our Programming for Pay Television, Publishing, Publishing Distribution and Other Businesses segments as a result of increased promotional and advertising expenses and distribution costs. This increase was partially offset by a decrease in the selling expenses of our Television Broadcasting, Cable Television and Radio segments.

     Administrative expenses decreased by Ps.21.6 million, or 1.5%, to Ps.1,423.4 million for the year ended December 31, 2001 from Ps.1,445.0 million for the year ended December 31, 2000. This decrease was primarily due to a decrease in personnel costs as a result of workforce reductions and layoffs, as well as reductions in travel and other office facilities expenses, in connection with our continued cost-cutting efforts, and decreases in the administrative expenses of our Television Broadcasting, Programming Licensing, Publishing Distribution and Other Businesses segments. This decrease was partially offset by an increase in personnel costs as a result of the nominal 10.5% wage increase implemented in 2001 and by increases in administrative expenses relating to our Programming for Pay Television, Publishing, Cable Television and Radio segments.

     Depreciation and amortization expense increased by Ps.42.4 million, or 3.2%, to Ps.1,354.0 million for the year ended December 31, 2001 from Ps.1,311.6 million for the year ended December 31, 2000. This change primarily reflects increases in the depreciation and amortization expenses related to our Cable Television segment and EsMas.com for the year ended December 31, 2001.

     For the foregoing reasons, our operating income decreased by Ps.871.0 million, or 16.7%, to Ps.4,339.6 million for the year ended December 31, 2001 from Ps.5,210.6 million for the year ended December 31, 2000.

     TELEVISION BROADCASTING. Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English-language station on the Mexico/U.S. border. The contribution of Television Broadcasting's net sales was 64.0% of our total segment net sales in 2002, 63.0% in 2001, and 63.9% in 2000. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these periods. The contribution of local stations net sales to Television Broadcasting net sales was 12.5% in 2002, 10.9% in 2001 and 9.6% in 2000.

     Advertising Rates and Sales. The Mexican government does not restrict our ability to set our advertising rates. In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales. We have historically been flexible in setting rates and terms for our television advertising. Since April 1996, we have been implementing a strategy to revise the advertising rate structure for our television networks. Nominal rate increases have traditionally been much higher in prime time and weekday prime time hours as a result of high demand for advertising during these hours. During 2000, we increased our nominal advertising rates twice. During 2001, 2002 and the first half of 2003, we increased our nominal advertising rates on a quarterly basis, and we intend to continue to increase our nominal advertising rates on a quarterly basis throughout 2003. Unless we increase our nominal advertising rates by more than the rate of inflation, our net sales in Mexico will remain flat or decline when expressed in constant Pesos.

     During prime time broadcasts, we sold an aggregate of 1,336 hours of advertising time in 2002, 1,340 hours of advertising time in 2001 and 1,675 hours of advertising time in 2000. During sign-on to sign-off hours, we sold 2,555 hours of advertising time in 2002, 2,144 hours of advertising time in 2001 and 2,698 hours of advertising time in 2000. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal requirement to make broadcast time available to the Mexican government and to promote our programs, services and products and entities in which we have made investments.

     We sell commercial time on an advanced payment, upfront and scatter basis with the objective of maximizing unit rates as opposed to upfront deposits. Advertisers that elect the advanced payment or upfront options lock in prices for the upcoming year or quarter, regardless of future price changes. Advertisers that choose the advanced payment option make annual prepayments, with cash or notes, are charged the lowest rates for their commercial time and are given the highest priority in schedule placement. These advertisers are also given a first option in advertising during special programs. Upfront advertisers make commitments for a year or a quarter, without making advance payments, and have second priority in scheduling commercial time during regular and special programs. Scatter advertisers risk both higher prices and lack of access to choice commercial time slots. We offer no bonus commercial time as we did prior to the fourth quarter of 1998, but we do offer guarantees to advanced payment and upfront advertisers based on the growth level of their annual commitment. In addition, sales force incentive compensation, formerly tied exclusively to obtaining maximum upfront deposits, now largely ties bonuses to total year-end results.

     As of December 31, 2002 and December 31, 2001, we had received Ps.11,304.7 million (nominal) and Ps.10,480.0 million (nominal) of advertising deposits for television advertising during 2003 and 2002, representing U.S.$1,080.3 million and U.S.$1,142.0 million at the applicable year-end exchange rates. The deposits as of December 31, 2002 represented a 7.9% (nominal) increase, or 2.4% in real terms, as compared to year-end 2001, and the deposits at December 31, 2001 represented an 8.8% (nominal) increase.

     Approximately 62.6%, 60.6% and 53.6% of the advanced payment deposits as of each of December 31, 2002, December 31, 2001 and December 31, 2000 respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2002, December 31, 2001 and December 31, 2000 was 3.5 months, 4.0 months and 3.6 months.

     We no longer sell advertising on a multi-media basis as we did prior to the fourth quarter of 1998. Segments other than Television Broadcasting that sell advertising, specifically Programming for Pay Television, Publishing, Cable Television and Radio, currently have their own respective advertising sales forces that sell advertising primarily on a scatter basis.

     2002 vs. 2001. Television Broadcasting net sales, representing 63.0% and 64.0% of our total segment net sales for the years ended December 31, 2001 and 2002, respectively, increased by Ps.592.8 million, or 4.4%, to Ps.14,038.2 million for the year ended December 31, 2002 from Ps.13,445.4 million for the year ended December 31, 2001. This increase primarily reflects Ps.363.6 million related to the transmission of the World Cup in the second quarter of 2002 and a record increase of 19.5% in our local sales driven by Channel 4. Excluding the non-recurring revenues related to the World Cup, Television Broadcasting net sales would have increased by Ps.229.2 million, or 1.7%, to Ps.13,674.6 million for the year ended December 31, 2002 from Ps.13,445.4 million for the year ended December 31, 2001.

     Television Broadcasting operating income increased by Ps.312.4 million, or 7.3%, to Ps.4,564.3 million for the year ended December 31, 2002, from Ps.4,251.9 million for the year ended December 31, 2001. This increase was primarily due to the increase in net sales, partially offset by an increase in cost of sales, due to the transmission rights of the World Cup, an increase in selling expenses due to higher provision for doubtful trade accounts, as well as higher depreciation expense related to technical and transportation equipment. Excluding the results of the transmission of the World Cup, Television Broadcasting operating income would have increased by Ps.123.9 million, or 2.9%, to Ps.4,375.8 million for the year ended December 31, 2002, from Ps. 4,251.9 million for the year ended December 31, 2001.

     2001 vs. 2000. Television Broadcasting net sales, representing 63.0% and 63.9% of our total segment net sales for the years ended December 31, 2001 and 2000, respectively, decreased by Ps.615.3 million, or 4.4%, to Ps.13,445.4 million for the year ended December 31, 2001 from Ps.14,060.7 million for the year ended December 31, 2000. This decrease primarily reflects the adverse comparison to the year ended December 31, 2000, which included non-recurring revenues in the amount of approximately Ps.801.3 million in advertising sold in connection with the Mexican presidential and congressional and other federal and local campaigns and Ps.198.8 million in connection with the 2000 Summer Olympic Games, as well as the economic slowdown in Mexico, which adversely affected the television spot market throughout 2001, particularly in the fourth quarter, and the 0.3% decrease in Mexican GDP in 2001 as compared to 2000. This decrease was partially offset by an increase in advertising rates, in real terms, in each quarter of 2001.

     Television Broadcasting operating income decreased by Ps.614.1 million, or 12.6%, to Ps.4,251.9 million for the year ended December 31, 2001 from Ps.4,866.0 million for the year ended December 31, 2000. This decrease was primarily due to the decrease in net sales, as well as an increase in cost of sales, particularly in the fourth quarter, due to increased production and programming costs related to the introduction of new programming for Channel 4 and increased news coverage after the terrorist attacks on September 11, 2001. This decrease was partially offset by decreased production costs in connection with cost-cutting efforts introduced in April 2001, including a reduction in production costs related to telenovelas and special events and the closing of two production studios, and decreases in selling expenses and administrative expenses reflecting, in the case of administrative expenses, a decrease in personnel costs as a result of workforce reductions in connection with our cost-cutting efforts.

     Following the discontinuation of ECO in April 2001, fixed costs of ECO related to production studios and technical equipment in the amount of Ps.300.7 million and Ps.107.6 million for the years ended December 31, 2000 and 2001, respectively, are now reflected in the results of our Television Broadcasting segment. The operations related to these fixed costs are also reflected in the results of our Television Broadcasting segment. Programming costs related to ECO continued to be reflected in the results of our Programming for Pay Television segment through April 2001. See Note 26 to our year-end financial statements.

     PROGRAMMING FOR PAY TELEVISION. Programming for Pay Television net sales are derived primarily from revenues received from providing programming to pay television providers servicing Latin America, the United States and Europe, including other cable systems in Mexico and the DTH satellite joint ventures in which we have interests. Revenues from advertising time sold on programs provided to cable systems in Mexico are also reflected in this segment. Since the fourth quarter of 1998, Programming for Pay Television has sold advertising independently from our other media-related segments on a scatter basis.

     The contribution of Programming for Pay Television net sales to our total segment sales was 2.8% in 2002, 2.5% in 2001 and 2.4% in 2000.

     2002 vs. 2001. Programming for Pay Television net sales increased by Ps.64.4 million, or 11.9%, to Ps.608.0 million for the year ended December 31, 2002 from Ps.543.6 million for the year ended December 31, 2001. This increase was primarily due to higher revenues from signals sold to pay television systems in Mexico, partially offset by lower revenues from signals sold to pay television systems in Latin America and Spain, as well as lower advertising sales.

     Programming for Pay Television operating income increased by Ps.57.5 million to Ps.60.3 million for the year ended December 31, 2002, from Ps.2.8 million for the year ended December 31, 2001, primarily due to higher sales and lower programming costs as a result of the discontinuation of ECO in April 2001. As described above under "-- Television Broadcasting," since May 2001, fixed costs of ECO related to production studios and technical equipment are now reflected in the results of our Television Broadcasting segment, while programming costs related to ECO (through the date we ceased production) continue to be reflected in the results of our Programming for Pay Television segment. See Note 26 to our year-end financial statements. This increase was partially offset by higher signal costs and operating expenses due to an increase in the provision for doubtful trade accounts related to Latin America.

     2001 vs. 2000. Programming for Pay Television net sales increased by Ps.14.1 million, or 2.7%, to Ps.543.6 million for the year ended December 31, 2001 from Ps.529.5 million for the year ended December 31, 2000. This increase primarily reflects an increase in revenues from the license of signals to pay television providers in Mexico and abroad. This increase was partially offset by the decrease in advertising revenues and the adverse comparison to the year ended December 31, 2000, which included non-recurring revenues in the amount of approximately Ps.5.8 million in connection with the Mexican presidential and congressional and other federal and local campaigns and Ps.13.7 million in connection with the 2000 Summer Olympic Games and the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales during the year ended December 31, 2001.

     Programming for Pay Television operating results increased by Ps.98.6 million to operating income of Ps.2.8 million for the year ended December 31, 2001, as compared to an operating loss in the amount of Ps.95.8 million for the year ended December 31, 2000. This change primarily reflects a decrease in cost of sales as a result of a decrease in production and programming costs following the discontinuation of ECO in April 2001. This change was partially offset by increases in administrative and selling expenses.

     Excluding programming costs related to ECO for the years ended December 31, 2000 and 2001, Programming for Pay Television would have generated operating income in the amount of Ps.45.3 million for the year ended December 31, 2001, as compared to an operating income in the amount of Ps.27.1 million during the year ended December 31, 2000.

     PROGRAMMING LICENSING. Programming Licensing net sales consist primarily of revenues from program license agreements principally for our telenovelas, variety programs and programming produced by third parties. Approximately 55.3% in 2002, 50.8% in 2001 and 51.6% in 2000 of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2002, 2001 and 2000, we received U.S.$77.7 million, U.S.$75.6 million and U.S.$76.5 million in program royalties from Univision, related to the Univision and Galavision networks. In 2003, we began receiving from Univision an additional 12% in royalties from the net time sales of the TeleFutura network, subject to certain adjustments. We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries. For a description of a series of transactions we entered into with Univision in December 2001, including an amendment to our program license agreements, see "Information on the Company -- Business Overview -- Univision."

     The contribution of Programming Licensing's net sales to our total segment sales was 6.4% in 2002, 7.0% in 2001 and 7.3% in 2000.

     2002 vs. 2001. Programming Licensing net sales decreased by Ps.79.8 million, or 5.4%, to Ps.1,405.2 million for the year ended December 31, 2002 from Ps.1,485.0 million for the year ended December 31, 2001. This decrease was primarily due to lower export sales to Latin America due to the difficult economic conditions in that region, as well as in Europe. These decreases were partially offset by higher export sales to Asia and Africa.

     Programming Licensing operating income decreased by Ps.89.3 million, or 29.0%, to Ps.218.0 million for the year ended December 31, 2002 from Ps.307.3 million for the year ended December 31, 2001. This decrease was primarily due to the decrease in net sales, as well as an increase in selling expenses due to higher provision for doubtful trade accounts. This decrease was partially offset by decreases in cost of sales, primarily production costs, and administrative expenses.

     2001 vs. 2000. Programming Licensing net sales decreased by Ps.129.3 million, or 8.0%, to Ps.1,485.0 million for the year ended December 31, 2001 from Ps.1,614.3 million for the year ended December 31, 2000. This decrease was primarily due to the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign-currency denominated sales during the year ended December 31, 2001, particularly in the fourth quarter, a decrease in revenues from programming exports to Europe, Asia and Africa and a 1.2% decrease in royalties paid to us pursuant to our program license agreements with Univision due to the economic slowdown in the United States. This decrease was partially offset by an increase in revenues from programming exports to Latin America.

     Programming Licensing operating income decreased by Ps.76.4 million, or 19.9%, to Ps.307.3 million for the year ended December 31, 2001 from Ps.383.7 million for the year ended December 31, 2000. This decrease was primarily due to the decrease in net sales, partially offset by decreases in cost of sales, primarily production costs, and administrative expenses.

     PUBLISHING. Publishing net sales are primarily derived from the sale of advertising pages in our various magazines and through July 2000, our newspaper, Ovaciones, as well as magazine and periodical sales to distributors. Since the fourth quarter of 1998, Publishing sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement. In October 2000, we acquired the remaining 35% interest of the subsidiary through which we conduct the operations of our Publishing segment, Editorial Televisa, S.A. de C.V., or Editorial Televisa, from Laura Diez Barroso de Laviada, a member of the Azcarraga family and a former President of Publishing. See "Information on the Company -- Business Overview -- Publishing," "-- Minority Interest" and Notes 2 and 18 to our year-end financial statements.

     We sold our interest in Ovaciones to Alejandro Burillo Azcarraga, a former executive officer and principal shareholder, in July 2000. This sale was made as part of a series of transactions related to the sale by Mr. Burillo of his interest in Televicentro to the Aramburuzabala and Fernandez families. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders -- Sale of Mr. Burillo's Interest and Related Transactions," "-- Related Party Transactions -- Transactions and Arrangements with Our Directors and Officers" and Notes 2 and 18 to our year-end financial statements.

     The contribution of Publishing net sales to our total segment sales was 7.7% in 2002, 7.9% in 2001 and 8.3% in 2000. The percentage of Publishing's net sales derived from advertising sales was 42.8% in 2002, 42.8% in 2001 and 39.8% in 2000. The remainder of Publishing net sales in each period presented consisted of revenues from sales of publications to distributors.

     2002 vs. 2001. Publishing net sales decreased by Ps.12.6 million, or 0.7%, to Ps.1,683.1 million for the year ended December 31, 2002 from Ps.1,695.7 million for the year ended December 31, 2001. This decrease was primarily due to a decrease in the number of magazines sold in Mexico and abroad as a result of the recent economic slowdown in Mexico and abroad as well as a reduction in the number of advertising pages sold in the international market. This decrease was partially offset by an increase in the number of advertising pages sold in the domestic market due to the launch of new magazines, and by the translation effect on foreign-currency denominated sales.

     Publishing operating income decreased by Ps.4.2 million, or 1.7%, to Ps.243.6 million for the year ended December 31, 2002 from Ps.247.8 million for the year ended December 31, 2001. This decrease primarily reflects the decrease in net sales and marginal increases in cost of sales and selling expenses due to an increase in marketing and paper costs. This decrease was partially offset by a decrease in administrative expenses and amortization of new magazine design expenses.

     2001 vs. 2000. Publishing net sales decreased by Ps.135.7million, or 7.4%, to Ps.1,695.7 million for the year ended December 31, 2001 from Ps.1,831.4 million for the year ended December 31, 2000. This decrease was primarily due to a decrease in the number of magazines sold in Mexico and abroad as a result of price increases and the recent economic slowdown in Mexico and abroad and the effects of the appreciation of the Peso on foreign currency-denominated sales during the year ended December 31, 2001, particularly in the fourth quarter. This decrease also reflects the absence of revenues from Ovaciones subsequent to its sale in July 2000, the operations of which accounted for Ps.92.0 million of revenues during the year ended December 31, 2000. This decrease was partially offset by an increase in the number of advertising pages sold in Mexico and abroad and an increase in advertising rates.

     Excluding revenues attributable to the results of Ovaciones for the year ended December 31, 2000, Publishing net sales would have decreased by Ps.43.7 million, or 2.5%, to Ps.1,695.7 million for the year ended December 31, 2001 from Ps.1,739.4 million for the year ended December 31, 2000.

     Publishing operating income decreased by Ps.94.1 million, or 27.5%, to Ps.247.8 million for the year ended December 31, 2001 from Ps.341.9 million for the year ended December 31, 2000. This decrease primarily reflects the decrease in net sales and an increase in operating expenses due to an increase in personnel costs. This decrease was partially offset by a decrease in cost of sales due to a reduction in print runs of magazines, and the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign-currency denominated costs and expenses during the year ended December 31, 2001.

     PUBLISHING DISTRIBUTION. Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties. Of the total volume of magazines distributed, approximately 64.2% in 2002, 59.9% in 2001 and 62.2% in 2000 were published by our Publishing segment.

     The contribution of Publishing Distribution's net sales to our total segment sales was 6.1% in 2002 and 4.4% in 2001 and 2000.

     2002 vs. 2001. Publishing Distribution net sales increased by Ps.395.6 million, or 41.7%, to Ps.1,343.8 million for the year ended December 31, 2002 from Ps.948.2 million for the year ended December 31, 2001. This increase was primarily due to the integration of revenue from the acquisition of the operations in Chile in May 2002 and by the translation effect on foreign-currency denominated sales. Excluding the sales from the company acquired in Chile, Publishing Distribution net sales would have decreased 9.7%.

     Publishing Distribution operating result decreased by Ps.10.4 million to a loss of Ps.1.9 million for the year ended December 31, 2002 from an income of Ps.8.5 million for the year ended December 31, 2001. This change primarily reflects higher cost of sales and operating expenses associated with the distribution company acquired in Chile, partially offset by the increase in net sales. Excluding the operations in Chile, Publishing Distribution operating result would have decreased by Ps.20.0 million to a loss of Ps.11.5 million for the year ended December 31, 2002, from an income of Ps.8.5 million for the year ended December 31, 2001.

     2001 vs. 2000. Publishing Distribution net sales decreased by Ps.6.8 million, or 0.7%, to Ps.948.2 million for the year ended December 31, 2001 from Ps.955.0 million for the year ended December 31, 2000. This decrease was primarily due to a decrease in the volume of third-party magazines sold abroad, a decrease in the volume of magazines sold in Mexico and abroad that were published by our Publishing Segment and the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales during the year ended December 31, 2001, particularly in the fourth quarter. This decrease was partially offset by an increase in revenues from the sale of phone cards and tax forms abroad.

     Publishing Distribution operating income decreased by Ps.35.1 million, or 80.5%, to Ps.8.5 million for the year ended December 31, 2001 from Ps.43.6 million for the year ended December 31, 2000. This decrease primarily reflects the decrease in net sales and an increase in selling expenses as a result of higher distribution costs. This decrease was partially offset by a decrease in administrative expenses as a result of our continued cost-cutting efforts.

     CABLE TELEVISION. Cable Television net sales are derived from Cable Television services and advertising sales. Cable television service net sales generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees. Effective January 1, 2002, cable television and certain other services offered by Cablevision are subject to a 10% excise tax. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Imposition of a 10% Excise Tax on Revenues From Telecommunications and Pay Television Services Has Adversely Affected and Could Continue to Adversely Affect Our Business, Financial Condition and Results of Operations." In January 2002, Cablevision increased the rates for its basic service package from Ps.199.00 to Ps.245.00. This increase reflects the imposition of the 10% excise tax on pay television services and an increase in the number of channels offered in the basic service package to 49. See "Information on the Company -- Business Overview -- Cable Television -- Cable Television Services." Advertising net sales consist of revenues from the sale of local and national advertising on Cablevision. Since the fourth quarter of 1998, Cable Television sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well the type of programming in which the advertising is aired. Cable subscription and advertising rates are increased periodically in response to inflation and in accordance with market conditions.

     The contribution of Cable Television's net sales to our total segment sales was 5.1% in 2002, 5.4% in 2001 and 4.5% in 2000.

     2002 vs. 2001. Cable Television net sales decreased by Ps.35.7 million, or 3.1%, to Ps.1,108.2 million for the year ended December 31, 2002 from Ps.1,143.9 million for the year ended December 31, 2001. This decrease is attributable to the negative impact of the new 10% tax on telecommunications services, effective since January 1, 2002, the loss of subscribers during 2002 as compared to last year, and a decrease in advertising sales. The decrease in Cable Television sales was partially offset by a 23.1% and 10.3% increase in the basic and digital packages rates, respectively, as well as higher revenues from our cable modem service.

     Cable Television operating income decreased by Ps.49.2 million, or 19.6%, to Ps.201.4 million for the year ended December 31, 2002 from Ps.250.6 million for the year ended December 31, 2001. This decrease primarily reflects the decrease in net sales and higher signal and depreciation costs, due to the upgrading process in the network, and the acquisition of digital boxes. This decrease was partially offset by a decrease in selling expenses related to marketing costs.

     2001 vs. 2000. Cable Television net sales increased by Ps.162.7 million, or 16.6%, to Ps.1,143.9 million for the year ended December 31, 2001 from Ps.981.2 million for the year ended December 31, 2000. This increase was primarily due to an increase in the number of basic subscribers to approximately 452,000 as of December 31, 2001, as compared to over 403,000 as of December 31, 2000, as well as an increase in the number of digital subscribers to over 81,500 as of December 31, 2001, as compared to over 49,000 as of December 31, 2000. This increase was partially offset by a decrease in advertising revenues as a result of less advertising time sold.

     Cable Television operating income increased by Ps.93.9 million, or 59.9%, to Ps.250.6 million for the year ended December 31, 2001 from Ps.156.7 million for the year ended December 31, 2000. This increase primarily reflects the increase in net sales and a decrease in selling expenses, which was partially offset by an increase in cost of sales due to higher signal costs and additional costs associated with new subscribers and an increase in administrative expenses.

     RADIO. Radio net sales consist of advertising sold on our radio stations. Since the fourth quarter of 1998, our Radio segment has sold advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.

     The contribution of Radio net sales to our total segment sales was 0.8% in 2002, 1.2% in 2001 and 1.7% in 2000.

     As described under "Information on the Company -- Business Overview -- Radio -- Joint Venture; Proposed Acquisition," in October 2001, we entered into agreements with Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity stake, with limited voting rights, in our radio subsidiary, Sistema Radiopolis, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. A portion of the purchase price was paid in October 2001, and the remainder was paid in July 2002. Since we hold a controlling 50% full voting stake in this subsidiary, we continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See "-- Minority Interest."

     2002 vs. 2001. Radio net sales decreased by Ps.62.1 million, or 24.9%, to Ps.187.1 million for the year ended December 31, 2002 from Ps.249.2 million for the year ended December 31, 2001. This decrease primarily reflects a decrease in advertising revenues as a result of the slowdown in the growth of the Mexican economy and the radio industry during the year ended December 31, 2002.

     Radio operating loss increased Ps.29.8, or 187.1%, to Ps.45.7 million for the year ended December 31, 2002 from Ps.15.9 million for the year ended December 31, 2001. This change was primarily due to the decrease in net sales, which was partially offset by a decrease in cost of sales and operating expenses in connection with our continued cost-cutting efforts.

     2001 vs. 2000. Radio net sales decreased by Ps.112.7 million, or 31.1%, to Ps.249.2 million for the year ended December 31, 2001 from Ps.361.9 million for the year ended December 31, 2000. This decrease primarily reflects a decrease in advertising revenues as a result of the slowdown in the growth of the Mexican economy and the radio industry during the year ended December 31, 2001. This decrease also reflects the adverse comparison to the year ended December 31, 2000, which included approximately Ps.23.8 million in non-recurring advertising revenues in connection with the Mexican presidential and congressional and other federal and local campaigns and Ps.1.3 million in connection with the 2000 Summer Olympic Games.

     Radio generated an operating loss of Ps.15.9 million for the year ended December 31, 2001 as compared to operating income of Ps.46.0 million for the year ended December 31, 2000. This change was primarily due to the decrease in net sales, which was partially offset by a decrease in cost of sales and operating expenses in connection with our continued cost-cutting efforts and a decrease in selling expenses.

     OTHER BUSINESSES. Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, subscriber fees for nationwide paging services, the distribution of feature films, revenues from dubbing services and revenues from advertisers for advertising space on EsMas.com.

     In May 2000, we launched EsMas.com, our Spanish-language horizontal Internet portal. Total capital expenditures and investments in EsMas.com were U.S.$58.4 million in 2000 and U.S.$11.4 million in 2001. We did not make any significant expenditures and investments in EsMas.com in 2002. See "Information on the Company -- Business Overview -- Other Businesses."

     The contribution of Other Businesses net sales to our total segment sales was 7.1% in 2002, 8.6% in 2001 and 7.5% in 2000.

     2002 vs. 2001. Other Businesses net sales decreased by Ps.275.3 million, or 15.1%, to Ps.1,548.9 million for the year ended December 31, 2002 from Ps.1,824.2 million for the year ended December 31, 2001. This decrease was primarily due to lower sales attributable to our nationwide paging business and a decrease in revenues of En Vivo, our live entertainment operation which we launched in the first half of 2001, and EsMas.com, which we launched in May 2000. In November 2002, we acquired Clear Channel's 50% ownership interest in, and later suspended, En Vivo's Mexican operations following our acquisition of a 40% stake in OCEN. However, we and Clear Channel each continue to own 50% of the joint venture in the United States, which we jointly manage and operate. This decrease was partially offset by higher sales related to our sport events and feature film distribution businesses.

     Other Businesses operating loss decreased by Ps.124.3 million, or 21.8%, to Ps.446.2 million for the year ended December 31, 2002 from Ps.570.5 million for the year ended December 31, 2001. This decrease reflects the reduction in personnel costs and promotion expenses, primarily in our internet and paging businesses. This decrease was partially offset by the decrease in net sales.

     2001 vs. 2000. Other Businesses net sales increased by Ps.171.8 million, or 10.4%, to Ps.1,824.2 million for the year ended December 31, 2001 from Ps.1,652.4 million for the year ended December 31, 2000. This increase was primarily due to an increase in revenues attributable to our feature film distribution and sporting events businesses, an increase in revenues attributable to En Vivo and an increase in revenues attributable to the operation of EsMas.com. This increase was partially offset by a decrease in revenues attributable to our nationwide paging and dubbing businesses.

     Other Businesses operating loss increased by Ps.183.6 million, or 47.5%, to Ps.570.5 million for the year ended December 31, 2001 from Ps.386.9 million for the year ended December 31, 2000. This increase primarily reflects operating losses attributable to EsMas.com, and a decrease in the level of operations of our nationwide paging business, as well as increases in costs related to the distribution of feature films and En Vivo and selling expenses. This increase was partially offset by the increase in net sales, a decrease in cost of sales related to sporting events and a decrease in administrative expenses following the sale of our call center to Innova in June 2001. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements with Innova."

INTEGRAL COST OF FINANCING

     Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican GAAP, integral cost of financing reflects:

         -   interest income;

         - interest expense, including the restatement of our UDI-denominated notes, as described under "-- Liquidity, Foreign Exchange and Capital Resources -- Interest Expense;"

         - foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies (including gains or losses from derivative instruments); and

         - gain or loss attributable to holding monetary assets and liabilities exposed to inflation.

     Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated rises or falls. Effective March 1, 2002, we accounted for the semi-annual interest payments in respect of our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 as being hedged by our equity investment in Univision. See "Quantitative and Qualitative Disclosures About Market Risk" and Note 10 to our year-end financial statements.

     2002 vs. 2001. The expense attributable to integral cost of financing increased by Ps.176.1 million, or 40.3%, to Ps.613.0 million for the year ended December 31, 2002 from Ps.436.9 million for the year ended December 31, 2001. This increase reflects:

         - a Ps.728.0 million increase in net foreign exchange loss, primarily due to the 14.01% depreciation of the Mexican Peso as compared to the U.S. Dollar during the year ended December 31, 2002, versus a 4.5% appreciation of the Mexican Peso as compared to the U.S. Dollar during the year ended December 31, 2001, as well as a higher net liability foreign currency monetary position of the Company during the year ended December 31, 2002 as compared to the year ended December 31, 2001;

         - a Ps.388.8 million decrease in interest income, primarily as a result of a reduction in interest rates during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a higher average amount of temporary investments during the year ended December 31, 2002 as compared to the year ended December 31, 2001;

         - a Ps.96.9 million increase in interest expense, primarily as a result of a higher level of debt outstanding during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a reduction in interest rates attributable to certain of our debt during the year ended December 31, 2002 as compared to the year ended December 31, 2001; and

         - a Ps.18.6 million increase in the restatement of our Ps.3.0 billion (nominal) UDI-denominated debt notes, which we issued on April 14, 2000, primarily due to higher inflation during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

         The increases in integral cost of financing were partially offset by:

         - a Ps.795.2 million decrease in the foreign exchange loss incurred in connection with the principal amount of our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 being hedged by our equity investment in Univision;

         - a Ps.106.2 million decrease in loss attributable to foreign exchange contracts which were settled down in the fourth quarter of 2001;

         - a Ps.137.1 million decrease in loss from monetary position primarily as a result of a lower net asset monetary position during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by higher inflation in Mexico of 5.7% during the year ended December 31, 2002 as compared to 4.4% during the year ended December 31, 2001; and

         - a Ps.17.7 million gain attributable to interest swap contracts outstanding during the fourth quarter of 2002.

     2001 vs. 2000. The expense attributable to integral cost of financing decreased by Ps.618.0 million, or 58.6%, to Ps.436.9 million for the year ended December 31, 2001 from Ps.1,054.9 million for the year ended December 31, 2000. This decrease primarily reflects:

         - a Ps.262.6 million decrease in interest expense (excluding the restatement of the UDI-denominated debt notes) as a result of both the refinancing of our long-term indebtedness in the second quarter of 2000 and a decrease in interest rates during the year ended December 31, 2001 as compared to the year ended December 31, 2000;

         - a Ps.115.3 million increase in net foreign exchange gain (excluding losses attributable to foreign exchange contracts), which increase was due primarily to the 4.5% appreciation of the Peso as compared to the U.S. Dollar during the year ended December 31, 2001, versus a 1.2% depreciation of the Peso as compared to the U.S. Dollar during the year ended December 31, 2000;

         - a Ps.102.8 million decrease in non-recurring loss attributable to foreign exchange contracts and a Ps.120.3 million decrease in monetary loss primarily due to both the reduction in inflation and a decrease in net asset monetary position during the year ended December 31, 2001 as compared to the year ended December 31, 2000;

         - a Ps.7.6 million increase in interest income primarily as a result of a higher average cash position in our temporary investments during the year ended December 31, 2001 as compared to the year ended December 31, 2000; and

         - a Ps.9.3 million decrease in the restatement of our UDI-denominated debt notes, which amount reflects a decrease in interest expense payable to holders as a result of the restatement.

RESTRUCTURING AND NON-RECURRING CHARGES

     Restructuring and non-recurring charges increased by Ps.267.5 million, or 46.6%, to Ps.841.8 million for the year ended December 31, 2002 from Ps.574.3 million for the year ended December 31, 2001. This increase primarily reflects a Ps.325.4 million non-recurring charge taken in connection with the write-off of exclusive rights letters for soccer players, as well as a Ps.163.4 million non-recurring charge related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain arrangements between DirecTV and us to broadcast the 2002 World Cup, which amount is in dispute by the parties. This increase was partially offset by a reduction in restructuring charges due to fewer work force reductions in the year ended December 31, 2002 as compared to the year ended December 31, 2001.

     Restructuring and non-recurring charges decreased by Ps.1,452.5 million, or 71.7%, to Ps.574.3 million for the year ended December 31, 2001 from Ps.2,026.8 million for the year ended December 31, 2000. This decrease primarily reflects a Ps.1,547.0 million non-recurring charge taken in connection with our refinancing in the second quarter of 2000. This decrease was partially offset by a non-recurring charge in the amount of Ps.60.7 million taken in connection with the redemption of our Senior Discount Debentures in May 2001 and an increase of Ps.176.4 million in severance costs in connection with the termination of personnel as part of our continued cost-cutting efforts, which are described below.

     We recorded non-recurring charges in the amount of Ps.2,026.8 million in 2000. These charges primarily reflect a Ps.1,547.0 million charge taken in connection with our debt refinancing during the second quarter of 2000, as well as other charges taken in connection with work force reductions. See "-- Liquidity, Foreign Exchange and Capital Expenditures -- Refinancings" and Notes 9 and 20 to our year-end financial statements. We have taken various steps to reduce our costs and expenses, including reducing the number of our full- and part-time employees. As of December 31, 2000, our total employee headcount had been reduced to approximately 14,600. As a result of new cost-cutting initiatives introduced in the first half of 2001, in April 2001 we further reduced our workforce by 750 personnel, including 684 employees and 66 independent contractors. As of December 31, 2001 and 2002, our total employee headcount was approximately 13,700 and 12,550 employees.

     Other steps taken by us to reduce our costs and expenses include:

         - consolidating our offices and facilities and the shutdown or sale of non-essential operations;

         - relocating some of our U.S. magazine operations to Mexico to reduce printing costs;

         -   downsizing non-essential post-production studios;

         -   eliminating some of our underperforming programming;

         - reducing real estate rental, promotional and employee travel expenses, charitable donations and amenities; and

         -   reducing overtime payments.

     In response to the slowdown in Mexican GDP growth in the beginning of 2001, we introduced a number of new cost-cutting initiatives. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions." These initiatives include the introduction of stricter cost controls, the continued elimination of under-performing assets and further reductions in the number of employees. As a result of these initiatives, in April 2001 we ceased production of ECO, our international news program, and further reduced our employee headcount, as described above. Our budgeted operating costs and expenses for the year ended December 31, 2001 decreased on an annualized basis by approximately U.S.$60.6 million as a result of the implementation of these initiatives. We intend to continue to implement these cost-cutting initiatives throughout 2003, as well as introduce new initiatives, such as a performance-based compensation policy for executives (see "Directors, Senior Management and Employees -- Stock Option Plan" and "-- Long Term Retention Plan"), and to continue to increase the awareness of our employees to cost containment programs.

     In connection with our workforce reductions and other cost-cutting measures, we recorded non-recurring charges of Ps.346.6 million in 2002, Ps.513.7 million in 2001 and Ps.479.9 million in 2000, which consisted primarily of severance payments and other termination charges. We will continue to seek to cut costs and expenses and expect to take additional charges in the future, although we currently do not expect these cost and expense reductions or related charges to be as significant as in prior periods.

OTHER EXPENSE, NET

     In 2002, other expense, net increased by Ps.1,439.6 million, or 207.3%, to Ps.2,134.1 million for the year ended December 31, 2002, as compared to Ps.694.5 million for the year ended December 31, 2001. Other expense, net for the year ended December 31, 2002 primarily reflects:

         - a Ps.235.2 million increase in the amortization of goodwill, primarily in connection with the acquisition of shares of Univision in December 2001 and April 2002;

         - a Ps.844.0 million increase in the write-off of unamortized goodwill, resulting from the evaluation of the recoverability of certain long-lived assets; and

         - a Ps.330.8 million decrease in the net results on disposition of investments for the year ended December 31, 2002, as compared to the gain for the year ended December 31, 2001, which primarily included the gain on the sale of a 50% limited voting stake in our radio subsidiary in October 2001.

     Other expense-net for the year ended December 31, 2002 primarily reflects non-cash charges in connection with the amortization of goodwill in the amount of Ps.437.8 million and the write-off of unamortized goodwill in the amount of Ps.1,067.0 million, as well as fees and expenses for professional services, donations and a net loss in the disposition of certain investments and non-current assets for an aggregate amount of Ps.388.5 million.

     In 2001, other expense, net increased by Ps.166.8 million, or 31.6%, to Ps.694.5 million, as compared to Ps.527.7 million in 2000. Other expense, net for the year ended December 31, 2001 primarily reflects:

         - the amortization of goodwill in the amount of Ps.202.6 million and the write-off of unamortized goodwill in the amount of Ps.222.7 million primarily related to the impairment of goodwill attributable to Internet ventures;

         - a Ps.184.3 million charge primarily related to the write-off of a note receivable obtained by us in connection with the sale of a prior foreign subsidiary;

         -   Ps.105.5 million in fees and expenses for professional services;

         -   charitable donations in the amount of Ps.125.6 million; and

         - a Ps.96.6 million charge related to the disposition of property, plant and equipment, the write-off of certain obsolete equipment and exclusive rights letters for soccer players, and Ps.51.9 million in other items.

     The increase in other expense, net was partially offset by a net pre-tax gain in the amount of Ps.294.6 million primarily on the sale of a 50% limited voting stake in our radio subsidiary, Sistema Radiopolis, to Grupo Prisa.

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

     Income tax, assets tax and employees' profit sharing decreased by Ps.272.1 million to Ps.299.3 million for the year ended December 31, 2002 from a tax provision of Ps.571.4 million for the year ended December 31, 2001. This decrease primarily reflects a tax benefit resulting from an annual decrease in the corporate income tax rate starting in 2003 and continuing through 2005 when the corporate rate will be 32%, and applicable to Mexican companies in accordance with the Mexican Income Tax Law. The provision for income taxes primarily reflected the effect of recognizing assets tax (alternative minimum tax) rather than income tax for consolidation tax purposes in Mexico for the years ended December 31, 2002 and 2001, as well as income taxes attributable to our foreign subsidiaries for the year ended December 31, 2002.

     Income tax, assets tax and employees' profit sharing increased by Ps.204.5 million, or 55.7%, to Ps.571.4 million for the year ended December 31, 2001 from Ps.366.9 million for the year ended December 31, 2000. This increase reflects a Ps.2.9 million increase in employees' profit sharing and a Ps.490.0 million decrease in deferred income tax benefit for the year ended December 31, 2001 as compared to the year ended December 31, 2000. This increase was partially offset by a Ps.251.7 million decrease in current income and asset taxes for the year ended December 31, 2001 as compared to the year ended December 31, 2000.

     The statutory rate of Mexican corporate income tax was 35% in 2002, 2001 and 2000. The corporate income tax rate for 2003 is 34%. As discussed above, in accordance with the Mexican Income Tax Law, effective January 1, 2002, the corporate income tax of 35% in 2002 will decrease to 32%, which decrease will be implemented gradually over a three-year period commencing in January 2003. As a result, our deferred income tax liability decreased in 2002. We and our subsidiaries are also subject to an assets tax on the adjusted book value of some of our assets. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries. The assets tax rate is 1.8% for all periods and continues to be 1.8% as of the date of this annual report. Income tax and assets tax from continuing operations as a percentage of income before provisions was 27.8% in 2002, 20.8% in 2001 and 19.4% in 2000. See Note 22 to our year-end financial statements for the effective rate reconciliation for each of these periods.

     We had virtually no current Mexican income tax liability in 2002, 2001 and 2000. This was primarily the result of:

         - premiums, consent fees and other expenses paid in connection with our financial restructuring, which we completed in 2000;

         - the availability of pre-tax operating losses generated in previous periods;

         - timing differentials as a result of expensing inventory, which were partially offset by inflationary differentials; and

         - the application of a consolidated assets tax credit against consolidated income taxes payable.

     Substantially all of the Ps.295.3 million, Ps.548.7 million and Ps.310.4 million in current and deferred taxes we incurred in 2002, 2001 and 2000 consisted of:

         - Mexican asset taxes, which were offset in prior years under applicable legislation;

         -   foreign income taxes relating to non-Mexican operations; and

         - income taxes payable in respect of minority interests that third parties hold in our consolidated businesses. See Note 22 to our year-end financial statements.

     See Note 22 to our year-end financial statements for a description and quantification of the principal differences between the statutory tax rate and the effective income tax rate and our consolidated and unconsolidated loss carryforwards in 2002, 2001 and 2000.

     We recognized deferred income tax in 2000, 2001 and 2002 by using the comprehensive asset and liability method. The cumulative effect of recognizing deferred taxes under the comprehensive asset and liability method at January 1, 2000 increased our deferred tax liability and decreased our stockholders' equity by Ps.2,712.0 million (of which Ps.2,642.5 million impacted our majority stockholders' equity).

     As of December 31, 2002, we had tax loss carry-forwards from our unconsolidated Mexican subsidiaries in the amount of Ps.500.4 million and tax loss carry-forwards from our unconsolidated non-Mexican subsidiaries in the amount of Ps.1,259.4 million. The tax loss carry-forwards from our unconsolidated Mexican subsidiaries have expiration dates ranging from 2003 to 2011 and the tax loss carry-forwards from our unconsolidated non-Mexican subsidiaries have expiration dates ranging from 2003 to 2022. During 2000, we used consolidated operating tax loss carry-forwards in the amount of Ps.1,009.7 million. We did not have any consolidated operating tax loss carry-forwards available for use in 2001. During 2002, 2001 and 2000, we used unconsolidated operating tax loss carry-forwards in the amount of Ps.1,048.3 million, Ps.535.9 million, Ps.1,954.9 million. See Note 22 to our year-end financial statements.

     We, like other Mexican companies, are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income, calculated, on a subsidiary by subsidiary basis, on a statutory basis that differs from the calculation of taxable income under Mexican income tax law. We have also agreed to pay our employees a special bonus each year, which we record under selling and administrative expenses. In 2002, 2001 and 2000, our subsidiaries recognized little or no taxable income for purposes of calculating employees' profit sharing, largely as a result of inflationary differentials and temporary differences of expensing inventory. We recorded Ps.69.6 million, Ps.80.8 million and Ps.82.6 million in 2002, 2001 and 2000 under selling and administrative expenses for special bonuses paid to our employees.

EQUITY IN LOSSES OF AFFILIATES

     This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but over which we have no control. We recognize equity in losses of affiliates up to the amount of our initial investment and subsequent capital contributions, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by affiliates. In 2002, 2001 and 2000, this line item primarily reflected:

         - our investments in DTH satellite services in Mexico and other countries throughout Latin America; and

         -   our investment in Univision.

     Through July 2000, this line item also reflected our investment in Pegaso. We sold our interest in Pegaso to Alejandro Burillo Azcarraga, a former executive officer and principal shareholder, in July 2000. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders -- Sale of Mr. Burillo's Interest and Related Transactions," "-- Related Party Transactions -- Transactions and Arrangements with Our Directors and Officers" and Notes 2 and 18 to our year-end financial statements.

     Equity in results of affiliates increased by Ps.603.9 million to a loss of Ps.1,155.8 million for the year ended December 31, 2002 from a loss of Ps.551.9 million for the year ended December 31, 2001. This increase primarily reflects the recognition of approximately Ps.327.0 million of additional equity losses of Innova, our DTH joint venture in Mexico, and approximately Ps.434.8 million of additional equity losses of Sky Multi-Country Partners, our multi-country DTH joint venture with current operations in Colombia and Chile, as described below. These equity losses were slightly offset by the increase of the equity in income relating to our investment in Univision.

     Equity in results of affiliates decreased by Ps.1,386.8 million to a loss of Ps.551.9 million for the year ended December 31, 2001 from a loss of Ps.1,938.7 million for the year ended December 31, 2000.

     Losses on these investments in 2001 primarily reflect our decision to discontinue the recognition of additional losses with respect to our investment in Innova, as described below, which resulted in a Ps.1,132.1 million decrease in equity in losses of affiliates in 2001, a decrease in equity in losses with respect to our investments in DTH joint ventures in Spain and Latin America outside of Mexico, as well as the absence of equity in losses attributable to our investment in Pegaso, our former PCS joint venture, which we sold in July 2000. Losses on these investments in 2000 reflect equity in losses of Innova as a result of a non-recurring charge in the amount of approximately Ps.285.1 million taken in connection with the migration of subscribers to a single satellite and equity in losses of Pegaso in the amount of Ps.173.2 million.

     We expect that our DTH joint ventures will continue to experience substantial net losses and substantial negative cash flow over at least the next several years while they develop and expand their DTH satellite services. We do not consolidate the results of our DTH joint ventures because we do not control these joint ventures. Although we hold a majority equity position in Innova, we do not control this joint venture under the terms of its joint venture agreement. See "Information on the Company -- Business Overview -- DTH Joint Ventures" and Note 5 to our year-end financial statements.

     Through December 31, 2000, we recognized 60% of the losses of Innova as equity in losses of affiliates on our income statement. As a result of our recognition of these losses since Innova's inception in December 1996, as of December 31, 2000 our investment in Innova was represented by a net liability position on our consolidated balance sheet. Beginning in the first quarter of 2001, consistent with Mexican GAAP we discontinued the recognition of losses of Innova as equity in losses of affiliates in our income statement, primarily because our net liability position in Innova during 2001 exceeded the outstanding long-term debt incurred by this joint venture in connection with a transponder capital lease guaranteed by us and our existing commitments to provide Innova with additional funding through 2001. As of December 31, 2002 and 2001, this net liability position represented equity losses recognized in excess of our capital contributions and long-term loans to Innova, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by us. During the year ended December 31, 2002, we recognized additional equity in losses of Innova, which primarily reflected our additional funding to Innova in the first quarter of 2002, as well as the increase in the outstanding debt of Innova being guaranteed by us, as a result of the depreciation of the Mexican Peso as compared to the U.S. Dollar for the year ended December 31, 2002. As of December 31, 2002 and December 31, 2001, our investment in Innova was represented by a net liability position of Ps.853.0 million and Ps.1,829.8 million.

     During the years ended December 31, 2002 and 2001, our investment in Sky Multi-Country Partners has been represented by a net liability position on our consolidated balance sheet. This net liability position has represented equity losses recognized in excess of our capital contributions to Sky Multi-Country Partners, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by us. In the fourth quarter of 2002, as a result of the economic difficulties of this joint venture in South America, we recognized an additional equity loss of Ps.465.0 million to cover the outstanding total debt incurred by this joint venture being guaranteed by us. As of December 31, 2002 and December 31, 2001, our investment in Sky Multi-Country Partners was represented by a liability position of Ps.792.2 million and Ps.85.5 million.

     To the extent that we make additional funding to Innova and Sky Multi-Country Partners in excess of our net liability position, we will be required to recognize our equity in losses generated by Innova and Sky Multi-Country Partners up to the amount of any such excess under this line item. In addition, in the event that Innova or Sky Multi-Country Partners generates net income in the future, we will not be able to recognize our proportionate share of this net income unless we first recognize our proportionate share of any losses not previously recognized.

     We substantially increased our equity stake in Univision through a series of transactions that we entered into with Univision in December 2001. See "Information on the Company -- Business Overview -- Univision."

DISCONTINUED OPERATIONS

     As described under "Information on the Company -- Business Overview -- Music Recording," in December 2001, we entered into an agreement to sell our music recording operations to Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our music recording segment through December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. As consideration for the sale of this business, we received 6,000,000 shares and 100,000 warrants, which expire in 2017, to purchase shares of Univision common stock, which were recognized at their fair value as of the date of the agreement. As a result of this transaction, we recognized a gain on disposition of the music recording business of Ps.1,062.7 million, net of related costs, expenses and taxes, which were also reflected as discontinued operations. We may have to pay certain adjustments to Univision in connection with an audit of the Music Recording business by Univision, which is expected to be resolved by the parties in 2003. While we believe that the outcome of this audit will not have a material adverse effect on its financial position or future operating results, we cannot give you any assurances in this regard. See
Note 23 to our year-end financial statements.

MINORITY INTEREST

     The minority interest reflects the portion of the operating results attributable to the interest held by third parties in the businesses which are not wholly-owned by us, including our Cable Television, Radio and nationwide paging businesses, through September 2000, Editorial Televisa, and since October 2001, Sistema Radiopolis.

     Minority interest decreased by Ps.97.6 million to a gain of Ps.68.8 million for the year ended December 31, 2002 from a loss of Ps.28.8 million for the year ended December 31, 2001. This decrease primarily reflects a decrease in the net income of our Cable Television and nationwide paging businesses for the year ended December 31, 2002, as compared to the year ended December 31, 2001.

     Minority interest decreased by Ps.164.1 million, or 85.1%, to Ps.28.8 million for the year ended December 31, 2001 from Ps.192.9 million for the year ended December 31, 2000. This decrease primarily reflects a decrease in our interest in the net income of our nationwide paging business, the results of which are reflected in our Other Businesses segment. This decrease also reflects our acquisition of the remaining 35% equity stake outstanding in Editorial Televisa, the subsidiary through which we conduct the operations of our Publishing segment, in October 2000. Minority interest for the year ended December 31, 2001 primarily reflects that portion of the net income of our Cable Television segment attributable to the 49% interest then held by America Movil in this segment and that portion of the net income of our nationwide paging business attributable to the 49% interest held by a subsidiary of Mobile Telecommunications Technologies Corp. in this business. Beginning in October 2001, minority interest also reflects the portion of the operating results of Sistema Radiopolis attributable to the 50% non-voting interest held by Grupo Prisa in this subsidiary. See "Information on the Company -- Business Overview -- Radio -- Joint Venture; Proposed Acquisition" and "Operating and Financial Review and Prospects -- Results of Operations -- Radio."

CUMULATIVE EFFECT OF ACCOUNTING CHANGE-NET

     In the first quarter of 2001, we adopted the provisions of Mexican GAAP Bulletin C-2, "Financial Instruments," issued by MIPA. Before adopting Bulletin C-2, we recognized gain or losses on derivative financial instruments not designated as a hedge upon settlement of the related contracts. As a result of applying the provisions of Bulletin C-2, we accounted for our derivative financial instruments at fair value as of January 1, 2001, and recognized a cumulative loss in the amount of Ps.73.5 million (net of income tax benefit of Ps.39.5 million) in the consolidated income statement for the first quarter of 2001, the impact being primarily in connection with forward contracts not previously designated as a hedge. See Notes 1(p), 9 and 10 to our year-end financial statements.

NET INCOME (LOSS)

     We generated net income in the amount of Ps.737.8 million in 2002, as compared to net income of Ps.1,422.4 million in 2001. The net decrease of Ps.684.6 million reflected:

         -   a Ps.176.1 million increase in integral cost of financing;

         - a Ps.267.5 million increase in restructuring and non-recurring charges;

         -   a Ps.1,439.6 million increase in other expense-net; and

         -   a Ps.603.9 million increase in equity in losses from affiliates.

     This change was partially offset by a Ps.310.7 million increase in operating income, a Ps.272.1 million decrease in income taxes, a Ps.1,048.6 million increase in income from discontinued operations, a Ps.73.5 million decrease in cumulative loss effect from change in accounting principle, and a decrease of Ps.97.6 million in minority interest.

     During the year ended December 31, 2002, we recognized certain significant non-recurring charges that unfavorably affected net income for the year, as follows:

         - a non-cash charge of Ps.325.4 million in connection with the write-off of exclusive rights letters for soccer players;

         - a charge of Ps.163.4 million related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain broadcast arrangements and related expenses;

         - a non-cash charge of Ps.1,066.7 million in connection with the write-down and write-off of unamortized goodwill related to certain businesses acquired by us in prior years, which long-lived assets were evaluated for recoverability; and

         - a non-cash charge of Ps.465.0 million for the recognition of additional equity losses to cover the total outstanding capital lease debt balance of the Multi-Country DTH joint venture in South America being guaranteed by us.

     Had these significant non-recurring charges not been recognized by us in the year ended December 31, 2002, the net income for the year after the related income tax effect would have increased to Ps.2,590.8 million.

     We generated net income in the amount of Ps.1,422.4 million in 2001, as compared to a net loss in the amount of Ps.872.2 million in 2000. This change reflected:

         -   a Ps.618.0 million decrease in integral cost of financing;

         - a Ps.1,452.5 million decrease in restructuring and non-recurring charges, which decrease primarily reflects a Ps.1,547.0 million non-recurring charge taken in connection with our refinancing in the second quarter of 2000;

         - a Ps.1,386.9 million decrease in equity in losses of affiliates, which decrease primarily reflects our decision to discontinue the recognition of additional losses with respect to our investment in Innova, which resulted in a Ps.1,132.1 million decrease in equity in losses of affiliates in 2001 as described above; and

         -   a Ps.164.1 million decrease in minority interest.

     This change was partially offset by a Ps.871.0 million decrease in operating income, a Ps.166.8 million increase in other expense, net, net increases in the amount of Ps.204.5 million and Ps.73.5 million in provisions for income taxes and the cumulative loss effect of the accounting change, respectively, and a Ps.11.1 million decrease in income from discontinued operations.

U.S. GAAP RECONCILIATION

     For a discussion of the principal quantitative and disclosure differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2002, see Note 27 to our year-end financial statements.

NEW U.S. ACCOUNTING STANDARDS

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We do not expect that the application of the provisions of SFAS 143 will have a material impact on our consolidated financial statements.

     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of these statements, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless such debt meets the criteria of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002. Consequently, losses from extinguishments of debt that have been classified as extraordinary in 2000 and 2001 will be reclassified upon the adoption of this standard in 2003.

     In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the accounting for restructuring costs provided in EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability associated with an exit or disposal activity be recognized and measured at fair value only when incurred. In addition, one-time termination benefits should be recognized over the period employees will render service, if the service period required is beyond a minimum retention period. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not expect that the application of the provisions of SFAS 146 will have a material impact our consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon the issuance of a guarantee at its fair value. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Management is currently evaluating the impact that the initial recognition and initial measurement provisions of FIN 45 will have on our consolidated financial statements. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002; therefore, we have modified our disclosures herein as required.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which requires variable interest entities (commonly referred to as SPEs) to be consolidated by the primary beneficiary of the entity if certain criteria are met. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 become effective for us on January 1, 2003. Management is currently evaluating the impact that the provisions of FIN 46 will have on our consolidated financial statements.

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS 149 that relate to Statement

133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, paragraphs that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to both existing contracts and new contracts entered into after June 30, 2003. We do not expect that the application of SFAS 149 will have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We do not expect that the application of SFAS 150 will have a material impact on our consolidated financial statements.

LIQUIDITY, FOREIGN EXCHANGE AND CAPITAL RESOURCES

     LIQUIDITY. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. We received Ps.11,304.7 million (nominal) and Ps.10,480.0 million (nominal) in upfront deposits in the last quarter of 2002 and 2001, respectively. In addition, in the last quarter of 2002, the amount of upfront deposits represented by cash decreased as compared to the amount represented by non-interest bearing notes. See "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting."

     We expect to fund our cash needs during 2003, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2003 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2003 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

     CASH BASIS INCOME. Our cash basis income is defined in our Consolidated Statement of Changes in Financial Position in our year end financial statements as "net income adjusted for non-cash items." Non-cash items represent primarily depreciation and amortization, deferred income taxes and losses in affiliates, exclusive of changes in working capital.

     In 2002, we generated positive cash basis income of Ps.3,550.5 million, as compared to a positive cash basis income of Ps.4,044.8 million during 2001. This change was due primarily to the following decreases in cash basis income:

         -   a Ps.372.9 million increase in other expense, net;

         - a Ps.267.6 million increase in restructuring and non-recurring charges;

         - a Ps.176.1 million increase in integral cost of financing, which was due primarily to a decrease in interest income and an increase in interest expense;

         - a Ps.152.7 million increase in income and assets taxes and employees' profit sharing; and

         -   a Ps.227.9 million loss in other items.

     This change also reflects the following increases in cash basis income:

         -   a Ps.310.4 million increase in operating income; and

         - a Ps.392.5 million increase in non-cash items, which was due primarily to equity in losses of affiliates, the provision for doubtful trade accounts and deferred income taxes.

     In 2001, we generated positive cash basis income of Ps.4,044.8 million, as compared to a positive cash basis income of Ps.1,891.6 million during 2000. This change was due primarily to the following increases in cash basis income:

         - a Ps.1,452.5 million decrease in restructuring and non-recurring charges;

         - a Ps.618.0 million decrease in integral cost of financing, which was due primarily to a decrease in interest expense and loss from monetary position and a foreign exchange gain;

         - a Ps.248.8 million decrease in income and assets taxes and employees' profit sharing;

         - a Ps.231.1 million increase in non-cash items, which was due primarily to equity in losses of affiliates, disposition of investments, the provision for doubtful trade accounts, write-offs of doubtful accounts receivable and deferred income taxes; and

         -   a Ps.473.8 million increase in other income.

     The increases in our cash basis income in 2001 were offset by a Ps.871.0 million decrease in operating income.

     In 2000, we generated a positive cash basis income of Ps.1,891.6 million, as compared to a positive cash basis income of Ps.2,680.4 million in 1999. This change was due primarily to the following decreases in cash basis income:

         - a Ps.1,486.0 million increase in non-recurring charges, which primarily reflects a non-recurring charge in the amount of Ps.1,547.0 million taken in connection with our refinancing;

         - other expense, net of Ps.527.7 million in 2000, as compared to other income, net of Ps.792.6 million in 1999; and

         -   a Ps.173.1 million loss in other items.

     This change also reflects the following increases in cash basis income:

         -   a Ps.977.8 million increase in operating income; and

         - a Ps.1,212.8 million increase in non-cash items, which was due primarily to equity in losses of affiliates, disposition of investments, the provision for doubtful trade accounts, write-offs of doubtful accounts receivable and deferred income taxes.

     CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS, DISTRIBUTIONS AND OTHER SOURCES OF LIQUIDITY.

     During 2003, we expect to:

         - make aggregate capital expenditures for property, plant and equipment of approximately U.S.$110.0 million, which amount includes capital expenditures in the amount of U.S.$30.0 million for the expansion and improvement of our cable business;

         - invest an aggregate of U.S.$35.0 million in our DTH joint ventures in the form of capital contributions and/or long-term loans;

         - invest U.S.$4.8 million in OCEN, our live entertainment joint venture in Mexico, in the form of a capital contribution;

         - acquire all of the outstanding capital stock of Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro, for an aggregate amount of approximately U.S.$83.0 million; and

         - invest approximately U.S.$5.0 million in our 50/50 programming for pay television joint venture with Univision, which commenced operations in the United States in the second quarter of 2003.

     We may make additional expenditures in connection with acquisitions and investments in 2002, including in connection with our radio joint venture with Grupo Prisa. See "Information on the Company -- Business Overview -- Radio" and "-- Television Broadcasting." For a description of commitments we have made in connection with our joint venture with Endemol, see "Information on the Company -- Business Overview -- Television -- Programming."

     During 2002, we:

         - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$135.2 million, which amount included capital expenditures in the amount of U.S.$18.8 million for the expansion and improvement of our cable business, which was primarily funded by cash on hand and cash from operations at Cablevision, in which we own a 51% stake;

         - invested an aggregate of U.S.$32.5 million in our DTH joint ventures in the form of long-term loans and/or capital contributions;

         - sold our music recording operations to Univision in exchange for 6,000,000 shares of Univision common stock and warrants to purchase 100,000 shares of Univision common stock, for an aggregate fair value amount of U.S.$235.1 million;

         - acquired a 40% stake of the capital stock of OCEN for U.S.$104.7 million, of which U.S.$37.7 million was paid in the first quarter of 2003; and

         - contributed Ps.103.0 million (nominal) to fund our pension and seniority premium obligations.

     During 2001, we:

         - made an equity investment in Univision in the aggregate amount of U.S.$375.0 million;

         - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$141.8 million, which amount included capital expenditures in the amount of U.S.$40.2 million for the expansion and improvement of our Cable Television business;

         - invested an aggregate of U.S.$115.9 million in our DTH joint ventures in the form of long-term loans and/or capital contributions and U.S.$15.0 million in our minority investment in a programming production company; and

         - invested approximately U.S.$11.4 million in connection with our Internet-related business, including the digitalization of our content and the costs associated with the establishment and operation of EsMas.com.

     REFINANCINGS. During 2000, we completed a refinancing of our indebtedness. As a result of this refinancing, we reduced our borrowing costs, extended the maturities of our indebtedness and replaced a portion of our U.S.
Dollar-denominated indebtedness with Peso-indexed denominated indebtedness. In connection with this refinancing, on May 10, 2000, we completed:

         - an offer to purchase for cash our outstanding 11 3/8% Series A Senior Notes due 2003, or the Series A Senior Notes, 11 7/8% Series B Senior Notes due 2006, or the Series B Senior Notes, and 13 1/4% Senior Discount Debentures due 2008, or the Senior Discount Debentures; and

         - a solicitation of consents of certain amendments to the related indentures.

     We purchased approximately 81% of the aggregate principal amount of our Series A Senior Notes outstanding (excluding Series A Senior Notes held by or on behalf of us or our affiliates), approximately 97% of the aggregate principal amount of our Series B Senior Notes outstanding and approximately 94% of the aggregate principal amount at maturity of our Senior Discount Debentures outstanding. The total amount of funds paid by us as the total consideration for all of the Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures repurchased pursuant to the tender offer was approximately U.S.$920.1 million, which amount included premiums, consent fees, accrued interest payable and amounts payable in respect of certain Mexican withholding taxes in the amount of approximately U.S.$125.9 million. After giving effect to the amendments to the related indentures, substantially all of the restrictive covenants and certain of the events of default had been eliminated. See Note 9 to our year-end financial statements. Following the completion of this tender offer, in May 2001, we redeemed all of the remaining Senior Discount Debentures outstanding and terminated the related indenture. In addition, in the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. See "--Indebtedness" below and Note 9 to our year-end financial statements. For a description of the aggregate principal amount of Series A Senior Notes and Series B Senior Notes outstanding as of December 31, 2002, see "-- Indebtedness" below.

     On April 14, 2000, we issued Ps.3.0 billion (nominal) (approximately U.S.$316.0 million using the Interbank Rate as of April 14, 2000) of UDI-denominated notes pursuant to a medium-term note program in Mexico. For a description of the terms of this program and the aggregate principal amount of UDI-denominated notes outstanding as of December 31, 2002, see "-- Indebtedness" below. In addition, on May 5, 2000, we entered into a three-year U.S.$400.0 million term loan facility. We borrowed U.S.$400.0 million in a single drawing under this facility on May 8, 2000, the outstanding principal amount of which was payable in one lump sum in three years. We used the borrowings under this facility, together with the proceeds from the issuance of the UDI-denominated notes and cash on hand, to repurchase the Series A Senior Notes, the Series B Senior Notes and the Senior Discount Debentures pursuant to the tender offer. We also terminated a U.S.$100.0 million committed working capital facility with a syndicate of commercial banks on May 17, 2000. Finally, in August 2000, we issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005, which we registered through an exchange offer in the fourth quarter of 2000. For a description of the terms and the aggregate principal amount of 8 5/8% Senior Notes due 2005 outstanding as of December 31, 2002, see "-- Indebtedness" below. In connection with that refinancing, we recognized a pre-tax loss of approximately Ps.1,547.0 million, which is classified as a non-recurring charge in our income statement for the year ended December 31, 2000. See "-- Non-recurring Charges" and Notes 9 and 20 to our year-end financial statements.

     INDEBTEDNESS. The following table sets forth a description of our outstanding indebtedness as of December 31, 2002 on a historical, actual basis, and as adjusted to reflect (i) the repayment of the Series A Senior Notes, which matured in May 2003, and (ii) the prepayment in April 2003 of a long-term loan for approximately 23.6 million Euros, which originally matured in June 2003, as if such transactions occurred on December 31, 2002. Information in the following table is presented in constant Pesos in purchasing power as of December 31, 2002.

                                                                     DEBT OUTSTANDING(1)
                                         ---------------------------------------------------------------------------
                                              DECEMBER 31, 2002
                                              -----------------                                          MATURITY OF
       DESCRIPTION OF DEBT                  ACTUAL      PRO FORMA     INTEREST RATE(2)      CURRENCY        DEBT
       -------------------                 -------      ---------     ----------------      --------     -----------
LONG-TERM DEBT AND BRIDGE LOAN
Series A Senior Notes(3)...............  Ps.    721(4)  Ps.    --(4)        11.38%         U.S. Dollars      2003
Series B Senior Notes(3)...............          56            56           11.88%         U.S. Dollars      2006
8 5/8% Senior Notes(5)(6)..............       2,093         2,093           8.625%         U.S. Dollars      2005
8% Senior Notes(5)(7)..................       3,139         3,139            8.0%          U.S. Dollars      2011
8.5% Senior Notes(5)(8)................       3,139         3,139            8.5%          U.S. Dollars      2032
                                                                                           UDIs(Peso-
UDI-denominated notes..................       3,503         3,503            8.15%          Indexed)         2007
U.S.$100.0 million five-year term  loan                               London Interbank
  facility(9)..........................       1,046         1,046      LIBOR + 0.875%      U.S. Dollars   2005-2006
Banamex loan(10).......................         267           267     TIIE Rate + .45%    Mexican Pesos      2004
Banamex loan(11).......................          --           800           8.925%        Mexican Pesos   2004-2008
Serfin loan(12)........................         224           224     TIIE Rate + .30%    Mexican Pesos      2006
Other debt(13).........................         397           138           4.28%            Various      2003-2010
                                         ----------     ---------
 Total debt (including current
     maturities)......................       14,585        14,405             --               --          10.1(4)
                                                                                                           December
Less: current maturities...............       1,240           260             --             Various         2003
                                         ----------     ---------
   Total long-term debt................  Ps. 13,345     Ps.14,145
                                         ==========     =========

(1) U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.10.464 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2002.

(2) Excludes additional amounts payable in respect of Mexican withholding taxes. See "Other Information--Taxation--Mexican Taxation--Interest and Principal."

(3) Interest on the Series A Senior Notes and the Series B Senior Notes is payable semi-annually. The Series A Notes bear interest at an effective rate of 11.96% and the Series B Notes bear interest at and effective rate of 12.49%. The Series A Senior Notes and the Series B Senior Notes are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on the Series A Senior Notes and the Series B Senior Notes, as well as at our option in certain cases. See Note 9 to our year-end financial statements.

(4) Approximately U.S.$41.0 million of this indebtedness is effectively held on our behalf pursuant to a total return bond swap which is described under "Quantitative and Qualitative Disclosures About Market Risk -- Sensitivity and Fair Value Analyses." Following the completion of our refinancing in 2000, we repurchased additional Series A Senior Notes in the open market for approximately U.S.$4.0 million, which amount included premiums and accrued interest payable as of the date of repurchase. See Notes 9 and 10 to our year-end financial statements. In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. See Note (11) below.

(5) Interest is payable semi-annually on each of the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 bear interest at an effective rate of 9.07%, 8.41% and 8.94%, respectively. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make in respect of these notes, as well as at our option in certain cases. See Note 9 to our year-end financial statements.

(6) As described below, we registered substantially all of our 8 5/8% Senior Notes due 2005 through an exchange offer in January 2001.

(7) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.0% Senior Notes due 2011 on September 13, 2001. We applied the net proceeds from this issuance, together with cash on hand, to repay approximately U.S.$300.0 million of the U.S.$400.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility. As described below, we registered substantially all of these notes through an exchange offer in March 2002.

(8) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 on March 1, 2002. We applied a substantial portion of the net proceeds from this issuance to repay all of the U.S.$276.0 million of indebtedness then outstanding under our bridge loan facility. In July 2002, we registered all of our 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

(9) Reflects the incurrence of U.S.$100.0 million of indebtedness under a new U.S.$100.0 million five-year term loan facility on December 21, 2001, the proceeds of which were used to refinance the remaining U.S.$100.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility, which was subsequently terminated.

(10) Indebtedness outstanding under this loan as of December 31, 2002 reflects the refinancing of this loan in July 2000. Before the refinancing, this loan bore interest at the Mexican Interbank Rate basis plus additional basis points, calculated monthly, the average of which was 1.50 for the first six months of 2000. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders -- Loans from Banamex" and Note 9 to our year-end financial statements.

(11) In the second quarter of 2003, we entered into a long-term credit agreement with a Mexican bank for an aggregate principal amount of Ps.800.0 million, with two tranches of Ps.400.0 million each. The annual interest rate for the first tranche equals 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semiannual maturities of Ps.40.0 million each in 2004, two semiannual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

(12) The aggregate principal amount of this loan is payable in 20 equal quarterly installments beginning August 2001 and ending May 2006. Interest on this loan is payable on a quarterly basis.

(13) Includes outstanding indebtedness in the aggregate amount of Ps.397.0 million under the following bank loans, capital leases and other notes payable:

      - a bank loan in the amount of 23.6 million Euros (the equivalent of Ps.259.4 million), which was prepaid in the second quarter of 2003, and bore interest at an annual rate of EURIBOR. This indebtedness was incurred to finance the purchase of an additional 276,250 shares in connection with the recapitalization of Via Digital, the Spanish DTH venture in which we own an indirect interest, in January 2000;

      - Ps.41.8 million in capital lease obligations. These obligations bear interest at a variable annual rate between two and four basis points above LIBOR and have maturities ranging from 2003 to 2006;

      - Ps.93.3 million in other bank loans, which are denominated in U.S. Dollars. These bank loans bear interest at a variable annual rate between one and six points above LIBOR and have maturities ranging from 2004 and 2010; and

      - a bank loan, which is denominated in Colombian pesos, in the amount of Ps.2.4 million. This bank loan bears an annual interest rate of 8.0% and matures in 2003.

(14) Actual pro forma weighted average maturity of long-term debt as of December 31, 2002. After giving effect to redemption of the Series A Senior Notes in May 2003, as if such transaction occurred on December 31, 2002, the pro forma weighted average maturity of our long-term debt would have been 10.5 years.

     As described above under "-- Refinancings," on May 5, 2000, we entered into a U.S.$400.0 million term loan facility with a group of banks. We borrowed U.S.$400.0 million in a single drawing on May 8, 2000, the outstanding principal of which was payable in three years. We repaid approximately U.S.$300.0 million of the U.S.$400.0 million of indebtedness then outstanding under this term loan facility with a combination of the net proceeds from the issuance of U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, which is described below, and cash on hand. On December 21, 2001, we entered into a new U.S.$100.0 million five-year term loan facility, the terms of which are described below. We used all of the net proceeds from this facility to repay the remaining approximately U.S.$100.0 million of indebtedness then outstanding under our three-year U.S.$400.0 million term loan facility, which was subsequently terminated.

     As described above under "-- Refinancings," on April 14, 2000, we issued Ps.3.0 billion (nominal) of UDI-denominated notes pursuant to a medium-term note program in Mexico. Our UDI-denominated notes mature in 2007 and bear interest at an annual rate of 8.15%. The facility governing the medium-term note program pursuant to which we issued our UDI-denominated notes does not contain any financial or restrictive covenants.

     In July 2000, we refinanced our loan with Banamex. Pursuant to the terms of this refinanced loan, we are obligated to make principal payments on a quarterly basis and interest payments on a monthly basis. The terms of this refinanced loan require us to comply with certain covenants and maintain certain financial ratios similar to those under the U.S.$100.0 million five-year term loan facility summarized below. See Note 9 to our year-end financial statements.

     On May 15, 2001, we redeemed all of the remaining Senior Discount Debentures outstanding, which were originally due in 2008, following the completion of our tender offer. Pursuant to the related indenture, we redeemed these Senior Discount Debentures for U.S.$34.7 million, which amount represented 106.625% of their aggregate principal amount of approximately U.S.$32.5 million, plus premiums and amounts payable in respect of Mexican withholding taxes in the amount of approximately U.S.$2.2 million. Following this redemption, we terminated the related indenture. See Note 9 to our year-end financial statements.

     In August 2000, we issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005. Interest on the 8 5/8% Senior Notes due 2005 is payable semi-annually in February and August of each year, commencing in February 2001. In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011. Interest on the 8.0% Senior Notes due 2011 is payable semi-annually in March and September of each year, commencing in March 2002. In March 2002, we issued U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. Interest on the 8.5% Senior Notes due 2032 is payable semi-annually in March and September of each year, commencing in September 2002. The indenture related to the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 requires us to comply with certain covenants. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 are unsecured obligations, rank equally in right of payment with all of our future unsecured and subordinated indebtedness and are junior in right of payments to all existing and future liabilities of our subsidiaries. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on the these notes. In the fourth quarter of 2000, we registered substantially all of the 8 5/8% Senior Notes due 2005 pursuant to an exchange offer. We registered substantially all of the U.S. $300.00 million 8.0% Senior Notes due 2011 pursuant to an exchange offer in March 2002. In July 2002, we registered all of the 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

     As described above under "-- Refinancings," on December 21, 2001, we entered into a new U.S.$100.0 million five-year term loan facility. We borrowed U.S.$100.0 million in a single drawing on December 21, 2001, the principal of which is payable over five years in semi-annual installments, commencing on June 21, 2005. Borrowings under this facility bear interest at a rate of 0.875% per annum over LIBOR prior to December 21, 2004, and at a rate of 1.125% per annum over LIBOR thereafter. Interest in respect of principal amounts borrowed under this facility is payable in semi-annual installments.

     This facility contains restrictive covenants that limit our ability and the ability of our subsidiaries through which we conduct our television broadcasting, programming for pay television and program licensing businesses to:

         -   incur indebtedness;

         -   consummate transactions with affiliates;

         -   make dividend payments;

         -   issue and sell capital stock of restricted subsidiaries;

         -   consummate capital expenditures or investments; and

         - consummate mergers and consolidations, liquidations, dissolutions or transfers of assets.

     This facility also requires us to maintain: (a) total debt/EBITDA ratio not greater than 4.00 to 1.00; (b) EBITDA/cash interest ratio not less than 2.50 to 1.00; and (c) net worth not less than 75% of net worth as at December 31, 2000 and provides for indemnification in respect of certain Mexican withholding taxes, subject to customary exceptions and limitations.

     In connection with our acquisition of shares of preferred stock of Univision, as described under "Information on the Company -- Business Overview -- Univision," on December 21, 2001, we entered into a U.S.$276.0 million bridge loan facility. We borrowed U.S.$276.0 million in a single drawing on December 21, 2001, the principal of which was payable in one lump sum on December 20, 2002. We used all of the net proceeds from this bridge loan facility, together with approximately U.S.$99.0 million of cash on hand, to finance our acquisition of shares of preferred stock of Univision. See "Information on the Company -- Business Overview -- Univision." We repaid all of the U.S.$276.0 million of indebtedness outstanding under this bridge loan facility with a substantial portion of the net proceeds from the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 in March 2002.

     In the first quarter of 2002, we established a certificado bursatil facility program for the issuance of up to Ps.4.0 billion in Peso- or UDI-denominated debt securities. We currently anticipate that proceeds of any issuance of debt securities under this facility would be used to refinance then outstanding indebtedness.

     In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. The principal amount is divided into two tranches of Ps.400.0 million each, with an annual interest rate for the first tranche of 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semiannual maturities of Ps.40.0 million each in 2004, two semiannual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. The terms of this credit agreement require us to comply with certain covenants and maintain certain financial ratios similar to those under the U.S.$100.0 million five-year term loan facility summarized above. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

     In addition, in April 2003 we prepaid a long-term loan for approximately
23.6 million Euros, which originally matured in June 2003. The indebtedness was incurred to finance the purchase of an additional 276,250 shares in connection with the recapitalization of Via Digital in January 2000.

     INTEREST EXPENSE. Interest expense for 2002 was Ps.1,371.2, Ps.189.6 million of which was attributable to the restatement of our UDI-denominated notes due 2007.

     The following table sets forth our interest expense for the years indicated:

                                                                             YEAR ENDED DECEMBER 31,(1)(2)
                                                                   -----------------------------------------------
                                                                        2000             2001             2002
                                                                   -------------     ------------     ------------
                                                                               (MILLIONS OF U.S. DOLLARS)
Interest payable in U.S. Dollars..............................     U.S.$   58.2      U.S.$   59.7     U.S.$   76.2
Interest capitalized under our Senior Discount
     Debentures...............................................             25.0               1.5               --
Amounts currently payable under Mexican withholding
     taxes(3).................................................              2.3               1.5              3.9
                                                                   ------------      ------------     ------------
Total interest payable in U.S. Dollars........................     U.S.$   85.5      U.S.$   62.7     U.S.$   80.1
                                                                   ============      ============     ============
Peso equivalent of interest payable in U.S. Dollars...........     Ps.    942.5      Ps.    620.6     Ps.    797.8
Interest payable in Pesos.....................................            422.3             481.7            383.8
Restatement of UDI-denominated Notes due 2007.................            180.3             171.0            189.6
                                                                   ------------      ------------     ------------
       Total interest expense(4)............................       Ps.  1,545.1      Ps.  1,273.3     Ps.  1,371.2
                                                                   ============      ============     ============

(1) U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2002.

(2) Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)   See "Other Information--Taxation--Mexican Taxation--Interest and
      Principal."

(4) Total interest expense amounts in these periods exclude capitalized and hedged interest expense.

     GUARANTEES. We guarantee our proportionate share of our DTH joint ventures' minimum commitments for use on PanAmSat and other transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of approximately U.S.$276.5 million as of December 31, 2002, including U.S.$156.1 million for Innova and U.S.$120.4 million for MCOP. See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions" and Notes 5, 11 and 13 to our year end financial statements. In addition, we have guaranteed obligations of TechCo, a partnership that provides technical services to DTH joint ventures in Latin America in which we have a 30% interest and other entities in which we own an interest for direct loans and capital leases in an aggregate amount of approximately Ps.233.3 million, substantially all of which relates to guarantees related to DTH technical facilities. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern and if It Ceases Operations, It Would Have a Material Adverse Effect on Our Financial Condition" and Notes 9 and 13 to our year end financial statements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, guarantees related to our DTH joint venture transponder obligations, as described in "Information on the Company -- Business Overview -- DTH Joint Ventures" and "Major Shareholders and Related Party Transactions -- Related Party Transactions," and transmission rights obligations.

Contractual Obligations on the Balance Sheet

                                                                   PAYMENTS DUE BY PERIOD
                                    -------------------------------------------------------------------------------
                                                       LESS THAN 12    12-36 MONTHS    36-60 MONTHS     AFTER 60
                                                          MONTHS        JANUARY 1,      JANUARY 1,       MONTHS
                                                     JANUARY 1, 2003     2004 TO         2006 TO       SUBSEQUENT
                                                     TO DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    TO DECEMBER
                                         TOTAL            2003            2005             2007         31, 2007
                                    ---------------  ---------------  --------------  --------------  -------------
                                                               (THOUSANDS OF U.S. DOLLARS)
Long-term debt (1)...............   U.S.$ 1,393,835  U.S.$   118,490  U.S.$  266,987  U.S.$  405,512  U.S.$ 602,846

DTH joint ventures (2)...........           157,229            6,937          16,606          20,302        113,384

Transmission rights (3)..........            78,124           74,875           2,969             278              2

Total contractual obligations....   ---------------  ---------------  --------------  --------------  -------------
                                    U.S.$ 1,629,188  U.S.$   200,302  U.S.$  286,562  U.S.$  426,092  U.S.$ 716,232
                                    ===============  ===============  ==============  ==============  =============

----------------

(1) See "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 9 to our year-end financial statements.

(2) This liability reflects guarantees provided by us in respect of our proportionate share of the capital lease obligations (discounted) of Innova and MCOP. See "Item 4. Information on the Company--Business Overview--DTH Joint Ventures."

(3) This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are accounted for in our consolidated balance sheet as trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

     The following table summarizes the DTH joint ventures' obligations to third parties as of December 31, 2002:

                                                                      PAYMENTS DUE BY PERIOD
                                       -------------------------------------------------------------------------------
                                                          LESS THAN 12    12-36 MONTHS    36-60 MONTHS     AFTER 60
                                                             MONTHS        JANUARY 1,      JANUARY 1,       MONTHS
                                                        JANUARY 1, 2003     2004 TO         2006 TO       SUBSEQUENT
                                                        TO DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    TO DECEMBER
                                            TOTAL            2003            2005             2007         31, 2007
                                       ---------------  ---------------  --------------  --------------  -------------
                                                                  (THOUSANDS OF U.S. DOLLARS)
DTH joint ventures (1)..............    U.S.$   35,000   U.S.$   35,000  U.S.$       --  U.S.$       --  U.S.$      --

Capital expenditures commitments (2)            31,434           31,434              --              --             --

Capital lease (3)...................            21,896            6,273           9,291           6,332             --

Guarantees (4)......................            15,000               --          15,000              --             --

Other (5)...........................            55,195           14,095          27,400          13,700             --

                                        --------------  ---------------  --------------  --------------  -------------
Total contractual obligations.......    U.S.$  158,525   U.S.$   86,802  U.S.$   51,691  U.S.$   20,032  U.S.$      --
                                        ==============  ===============  ==============  ==============  =============

-----------

(1) We have commitments to make capital contributions or long-term loans in 2003 to Innova of up to U.S.$15 million and to our DTH joint ventures in Latin America, excluding Mexico, for up to U.S.$20 million.

(2) Our commitments for capital expenditures include U.S.$23,271, which are related to purchase commitments to acquire television technical equipment.

(3) We have guaranteed the obligations of certain capital leases of our DTH technical facilities.

(4) In connection with the disposal of our investment in PanAmSat in 1997, we granted collateral to secure certain indemnification obligations. After the expiration of applicable tax statutes of limitations, the collateral will be reduced a de minimus amount. The collateral agreement will terminate in approximately five years.

(5) In September 2001, we entered into a 50/50 programming joint venture with Endemol, a world leading content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2002, we have commitments to acquire from Endemol programming formats through this venture for up to U.S.$54.8 million through 2006.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

     The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our shareholders at our April 30, 2003 annual shareholders' meeting.

                                                                                                          FIRST
    NAME AND DATE OF BIRTH             PRINCIPAL OCCUPATION                BUSINESS EXPERIENCE           ELECTED
    ----------------------      ----------------------------------   -------------------------------     -------
Emilio Azcarraga Jean           Chairman of the Board, President     Member of the Boards of            December
 (02/21/68)                     and Chief Executive Officer and      Telefonos de Mexico, S.A. de         1990
                                President of the Executive           C.V. and Banco Nacional de
                                Committee of Grupo Televisa          Mexico, S.A. and Vice
                                                                     Chairman of the Board of
                                                                     Univision

Maria Asuncion                  Vice Chairwoman of the Board and     Chief Executive Officer of         July 2000
  Aramburuzabala Larregui       Member of the Executive              Tresalia Capital, S.A. de C.V.
  (05/02/63)                    Committee of Grupo Televisa and      and Member of the Boards of
                                Vice Chairwoman of the Board         Grupo Financiero Banamex,
                                and Member of the Executive          S.A. de C.V., Banco Nacional de
                                Committee of Grupo Modelo, S.A.      Mexico, S.A. and America
                                de C.V.                              Movil, S.A. de C.V.
In alphabetical order:

Alfonso de Angoitia Noriega     Executive Vice President and Chief   Alternate Member of the Board      April 1998
  (01/17/62)                    Financial Officer and Member of      of Univision and Partner,
                                the Executive Committee of Grupo     Mijares, Angoitia, Cortes y
                                Televisa                             Fuentes, S.C. (1994 - 1999)

Pedro Aspe Armella              Chairman of the Board and Chief      Member of the Board of The         April 2003
  (07/07/50)                    Executive Officer of Protego         McGraw Hill Companies and
                                Asesores, S.A. de C.V.               Xigmux and former Member of
                                                                     the Board of Vector Casa de
                                                                     Bolsa, S.A. de C.V.

Julio Barba Hurtado             Legal Advisor to the President and   Former Legal Advisor to            December
  (05/20/33)                    Member of the Executive              Televisa, S.A. de C.V.               1990
                                Committee of Grupo Televisa

Jose Antonio Baston Patino      Corporate Vice President of          Former Vice President of           April 1998
  (04/13/68)                    Television and Member of the         Operations of Grupo Televisa,
                                Executive Committee of Grupo         former General Director of
                                Televisa                             Programming of Grupo Televisa
                                                                     and former Member of the Board
                                                                     of Univision

Ana Patricia Botin O'Shea       Private Investor                     Chairman of the Board of           April 1999
  (10/04/60)                                                         Banesto - Spain and Member of
                                                                     the Board of Banco Santander
                                                                     Central Hispano

Manuel Jorge Cutillas Covani    Director of Bacardi Limited          Member of the Board of Bacardi     April 1994
  (03/01/32)                                                         Limited and former Chairman of
                                                                     the Board of Bacardi Limited

                                                                                                          FIRST
    NAME AND DATE OF BIRTH             PRINCIPAL OCCUPATION                BUSINESS EXPERIENCE           ELECTED
    ----------------------      ----------------------------------   -------------------------------     -------
Carlos Fernandez Gonzalez       Chief Executive Officer and Vice     Member of the Boards of            July 2000
  (09/29/66)                    Chairman of the Board of Grupo       Anheuser Busch Co., Grupo
                                Modelo, S.A. de C.V.                 Financiero Santander Mexicano,
                                                                     S.A. de C.V. and Emerson
                                                                     Electric, Co.

Bernardo Gomez Martinez         Deputy to the President of Grupo     Former President of the Mexican    April 1999
  (07/24/67)                    Televisa and Member of the           Chamber of Television and
                                Executive Committee of Grupo         Radio Broadcasters
                                Televisa

Claudio X. Gonzalez Laporte     Chairman of the Board and Chief      Member of the Boards of            April 1997
  (05/22/34)                    Executive Officer of Kimberly-       Kimberly-Clark Corporation,
                                Clark de Mexico, S.A. de C.V.        General Electric Co., Kellogg
                                                                     Company, Home Depot, Inc.,
                                                                     Alfa, S.A. de C.V., Grupo Carso,
                                                                     S.A. de C.V., America Movil,
                                                                     S.A. de C.V. and Investment
                                                                     Company of America, and
                                                                     former President of the Mexican
                                                                     Business Council

Roberto Hernandez Ramirez       Chairman of the Board of Banco       Former Chief Executive Officer     April 1992
  (03/24/42)                    Nacional de Mexico, S.A.             of Banco Nacional de Mexico,
                                                                     S.A. and Member of the Boards
                                                                     of Citigroup, Inc., Empresas
                                                                     ICA, Sociedad Controladora,
                                                                     S.A. de C.V., Grupo Modelo,
                                                                     S.A. de C.V., Gruma, S.A. de
                                                                     C.V., Grupo Financiero
                                                                     Banamex Accival, S.A. de C.V.,
                                                                     Avantel, S.A. and Munchener de
                                                                     Mexico, S.A. de C.V.

Enrique Krauze Kleinbort        Chief Executive Officer of           General Director of Editorial      April 1996
  (09/17/47)                    Editorial Clio Libros y Videos,      Clio Libros y Videos, S.A. de
                                S.A. de C.V.                         C.V.

German Larrea Mota Velasco      Chairman of the Board, Chief         Chairman of the Board and          April 1999
  (10/26/53)                    Executive Officer and President of   Chief Executive Officer of
                                Grupo Mexico, S.A. de C.V.           Asarco Incorporated, Southern
                                                                     Peru Copper Corporation, Grupo
                                                                     Ferroviario Mexicano, S.A. de
                                                                     C.V. and Empresarios
                                                                     Industriales de Mexico, S.A. de
                                                                     C.V. and former Member of the
                                                                     Boards of Banco Nacional de
                                                                     Mexico, S.A. and Bolsa
                                                                     Mexicana de Valores, S.A. de
                                                                     C.V.

Gilberto Perezalonso            Private Advisor                      Member of the Boards of Grupo      April 1998
  Cifuentes                                                          Gigante, S.A. de C.V. and
  (03/06/43)                                                         Southern Peru Copper
                                                                     Corporation and Director of the
                                                                     pension funds of Banco
                                                                     Nacional de Mexico, S.A.

                                                                                                          FIRST
    NAME AND DATE OF BIRTH             PRINCIPAL OCCUPATION                BUSINESS EXPERIENCE           ELECTED
    ----------------------      ----------------------------------   -------------------------------     -------
Alejandro Quintero Iniguez      Corporate Vice President of Sales    Shareholder and Member of the      April 1998
  (02/11/50)                    and Marketing and Member of the      board of Grupo TV Promo, S.A.
                                Executive Committee of Grupo         de C.V. and former Advisor to
                                Televisa                             former Mexican President
                                                                     Ernesto Zedillo

Fernando Senderos Mestre        Chairman of the Board and Chief      Member of the Boards of            April 1992
  (03/03/50)                    Executive Officer of Grupo Desc,     Telefonos de Mexico, S.A. de
                                S.A. de C.V.                         C.V., Alfa, S.A. de C.V.,
                                                                     Kimberly Clark de Mexico, S.A.
                                                                     de C.V., Industrias Penoles, S.A.
                                                                     de C.V. and Dana Corporation

Enrique F. Senior Hernandez     Executive Vice President and         Member of the Board of Pics        April 2001
  (08/03/43)                    Managing Director of Allen &         Retail Networks
                                Company Incorporated

Lorenzo H. Zambrano Trevino     Chairman of the Board and Chief      Member of the Boards of Alfa,      April 1999
  (03/27/44)                    Executive Officer of Cemex, S.A.     S.A. de C.V., Empresas ICA,
                                de C.V.                              Sociedad Controladora, S.A. de
                                                                     C.V., Fomento Economico
                                                                     Mexicano, S.A. de C.V. and
                                                                     Vitro, S.A. de C.V.
ALTERNATE DIRECTORS:

In alphabetical order:

Herbert Allen III               Executive Vice President and         Member of the Boards of Coca       April 2002
  (06/08/67)                    Managing Director of Allen &         Cola Femsa, S.A. de C.V.,
                                Company Incorporated                 Convera-Enterprise Software
                                                                     and Global Education Network

Juan Pablo Andrade Frich        Asset Manager of Tresalia Capital,   Member of the Board of             July 2000
  (06/05/64)                    S.A. de C.V. and Member of the       Televicentro
                                Executive Committee of Grupo
                                Televisa

Lucrecia Aramburuzabala         Private Investor                     Employee of Tresalia Capital,      July 2000
  Larregui                                                           S.A. de C.V. and Member of the
  (03/29/67)                                                         Boards of Grupo Modelo, S.A.
                                                                     de C.V. and Televicentro

Felix Araujo Ramirez            Vice President of Telesistema        Former Private Investor in         April 2002
  (03/20/51)                    Mexicano                             Promocion y Programacion de la
                                                                     Provincia, S.A. de C.V.,
                                                                     Promocion y Programacion del
                                                                     Valle de Lerma, S.A. de C.V.,
                                                                     Promocion y Programacion del
                                                                     Sureste, S.A. de C.V.,
                                                                     Teleimagen Profesional del
                                                                     Centro, S.A. de C.V. and
                                                                     Estragia Satelite, S.C.

Maximiliano Arteaga             Vice President of Operations,        Former Vice President of           April 2002
 Carlebach                      Technical Service and Television     Operations--Televisa
 (12/06/42)                     Production                           Chapultepec, former Vice
                                                                     President of Administration--
                                                                     Televisa San Angel and
                                                                     Chapultepec and former Vice
                                                                     President of Administration and
                                                                     Finance of Univisa, Inc.

                                                                                                          FIRST
    NAME AND DATE OF BIRTH             PRINCIPAL OCCUPATION                BUSINESS EXPERIENCE           ELECTED
    ----------------------      ----------------------------------   -------------------------------     -------
Joaquin Balcarcel Santa Cruz    Director--Legal Department of        Former associate at Martinez,      April 2000
  (01/04/69)                    Grupo Televisa                       Algaba, Estrella, De Haro y
                                                                     Galvan-Duque, S.C.

Juan Fernando Calvillo          Vice President of Internal Auditing  Member of the Board of Private     April 2002
  Armendariz                    of Grupo Televisa                    Banking of Vanguardia, S.A. de
  (12/27/41)                                                         C. V. and former Member of the
                                                                     Boards of Grupo Financiero
                                                                     Serfin, S.A. de C.V. and
                                                                     Serpaprosa, S.A. de C.V.

Rafael Carabias Principe        Vice President of Administration     Former Member of the Boards of     April 1999
  (11/13/44)                    of Grupo Televisa                    Promecap, S.C., Grupo
                                                                     Financiero del Sureste, S.A. and
                                                                     former Director of Corporate
                                                                     Finance of Scotiabank Inverlat,
                                                                     S.A.

Francisco Jose Chevez Robelo    Retired Partner of Chevez, Ruiz,     Former Partner of Chevez, Ruiz,    April 2003
  (07/03/29)                    Zamarripa y Cia, S.C.                Zamarripa y Cia, S.C.

Jose Luis Fernandez             Partner of Chevez, Ruiz, Zamarripa   Former Member of the Boards of     April 2002
  Fernandez                     y Cia., S.C.                         Alexander Forbes, S.A. de C.V.
  (05/18/59)                                                         and Afore Bital, S.A.

Salvi Folch Viadero             Vice President of Financial          Former Chief Executive Officer     April 2002
  (08/16/67)                    Planning of Grupo Televisa           and Chief Financial Officer of
                                                                     Comercio MAS, S.A. de C.V.
                                                                     and former Vice Chairman of
                                                                     Banking Supervision of the
                                                                     National Banking and Securities
                                                                     Commission

Leopoldo Gomez Gonzalez         Vice President of Newscasts of       Former Director of Information     April 2003
  Blanco                        Grupo Televisa                       to the President of Grupo
  (04/06/59)                                                         Televisa

Jose Antonio Lara del Olmo      Vice President--Tax of Grupo         Former Tax Director of Grupo       April 2003
  (09/02/70)                    Televisa                             Televisa and former Associate of
                                                                     Chevez, Ruiz, Zamarripa y Cia,
                                                                     S.C.

Jorge Lutteroth Echegoyen       Controller and Vice President of     Former Senior Partner of           April 2000
  (01/24/53)                    Grupo Televisa                       Coopers & Lybrand Despacho
                                                                     Roberto Casas Alatriste, S.C.

Juan Sebastian Mijares Ortega   Secretary of the Board, Secretary    Partner, Mijares, Angoitia,        July 2000
  (10/04/59)                    of the Executive Committee and       Cortes y Fuentes, S.C. (1994-
                                Vice President--Legal and            2000), Member and Secretary of
                                General Counsel of Grupo Televisa    the Board of Bank of Tokyo-
                                                                     Mitsubishi Bank-Mexico and
                                                                     Member of the Boards of Afore
                                                                     Banamex, S.A. de C.V. and
                                                                     Union de Telecomunicaciones
                                                                     de Iberoamerica, A.C.

Alberto Montiel Castellanos     Director of Montiel Font y           Former Tax Director of Wal-        April 2002
  (11/22/45)                    Asociados, S.C.                      Mart de Mexico, S.A. de C.V.

Raul Morales Medrano            Senior Manager of Chevez, Ruiz,      Senior Manager of Chevez,          April 2002
  (05/12/70)                    Zamarripa y Cia, S.C.                Ruiz, Zamarripa y Cia, S.C.

                                                                                                          FIRST
    NAME AND DATE OF BIRTH             PRINCIPAL OCCUPATION                BUSINESS EXPERIENCE           ELECTED
    ----------------------      ----------------------------------   -------------------------------     -------
Guillermo Nava Gomez Tagle      Vice President of Administration     Former Vice President of           April 1999
  (08/27/43)                    -- San Angel                         Corporate Finance of Grupo
                                                                     Televisa, former Vice President
                                                                     of Citibank-Colombia and
                                                                     former Finance Director of
                                                                     CIFRA

Alexandre Moreira Penna da      Vice President of Corporate          Former Managing Director of        April 2002
  Silva                         Finance of Grupo Televisa            JPMorgan Chase
  (12/25/54)

     Maria Asuncion Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernandez Gonzalez is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of Maria Asuncion Aramburuzabala Larregui.

     Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez indirectly beneficially own 16.21% and 3.80%, respectively, of the outstanding capital stock of Televicentro. They own their respective ownership stakes in Televicentro through a trust, known as the Investor Trust. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders." Pursuant to a shareholders' agreement among the Investor Trust and the other shareholders of Televicentro, for so long as the Investor Trust owns:

         - at least 2.5% but less than 10% of the outstanding capital stock of Televicentro, it will have the right to designate one member (and the corresponding alternate member) of Televisa's Board;

         - at least 10% but less than 20% of the outstanding capital stock of Televicentro, it will have the right to designate two members (and the corresponding alternate members) of Televisa's Board; or

         - 20% or more of the outstanding capital stock of Televicentro, it will have the right to designate three members (and the corresponding alternate members) of Televisa's Board.

     Pursuant to these provisions, at our 2003 annual shareholders' meeting, the Investor Trust designated Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez as its representatives, and Juan Pablo Andrade Frich and Lucrecia Aramburuzabala Larregui as its alternate representatives, respectively, on Televisa's Board. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders."

BOARD OF DIRECTORS

     General. The management of our business is vested in our Board of Directors. Our bylaws currently provide for a Board of Directors of at least five and no more than twenty members, at least 25% of which must be "independent directors" under Mexican law (as described below), and the same number of alternate directors. See "Other Information -- Mexican Securities Market Law." Under Mexican law, a person will not qualify as an "independent director" if he or she is, among others:

         -   one of our employees or managers;

         -   a controlling shareholder, in our case, Televicentro;

         - a partner or employee of a company which provides advisory services to us or any company which is part of the same economic group as we are, that receives 10% or more of its income from us;

         - a significant client, supplier, debtor or creditor, or member of the Board or executive officer of any such entities;

         - an employee of any association, foundation, or partnership that receives at least 15% of its total donations from us; or

         - any high level executive officer of a corporation in which one of our high level executives is a member of the Board of Directors of that corporation.

     Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican shareholders. A majority of the holders of the A Shares voting together currently have the right to elect up to sixteen of our directors and alternate directors, and a majority of the holders of the L Shares and D Shares each have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of L Shares or D Shares are also entitled to nominate a director and corresponding alternate director. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders' meeting, and each serves until a successor is elected and takes office. All of the current and alternate members of the Board of Directors were elected by our shareholders at our 2003 annual shareholders' special and general meetings, which were held on April 30, 2003.

     Quorum; voting. In order to have a quorum for a meeting of the Board of Directors, generally at least 50% of the directors or their corresponding alternates must be present. However, in the case of a meeting of the Board of Directors to consider certain proposed acquisitions of our capital stock, at least 75% of the directors or their corresponding alternates must be present. See "Other Information -- Bylaws -- Antitakeover Protections." In the event of a deadlock of our Board, our Chairman will have the deciding vote.

     Meetings; Actions Requiring Board Approval. Our bylaws provide that our Board must meet at least once a quarter, and that our Chairman, 25% of the Board, our Secretary or alternate Secretary or any statutory auditor may call for a Board meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve all transactions that deviate from our ordinary course of business, and involve, among others, (i) a related party,
(ii) any purchase or sale of 10% or more of our assets, (iii) the grant by us of guarantees in an amount or amounts exceeding 30% of our assets or (iv) other transactions representing more than 1% of our assets, in addition to any shareholder approval required by our bylaws or otherwise.

     Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member must also be a member or alternate member of our Board of Directors and is appointed for a one-year term at each annual general shareholders' meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcarraga Jean, Juan Pablo Andrade Frich, Alfonso de Angotia Noriega, Maria Asuncion Aramburuzabala Larregui, Julio Barba Hurtado, Jose Antonio Baston Patino, Bernardo Gomez Martinez and Alejandro Quintero Iniguez. In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Gilberto Perezalonso Cifuentes, who is the Chairman of this Committee, Juan Pablo Andrade Frich, Juan Fernando Calvillo Armendariz, Francisco Jose Chevez Robelo, Jorge Lutteroth Echegoyen and Alberto Montiel Castellanos. Both the Chairman and a majority of the members of the Audit Committee must be independent directors. Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

         - prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders' meeting;

         - render an opinion as to transactions and arrangements with related parties, which must be approved by our Board of Directors; and

         - propose independent experts to render opinions in connection with transactions that deviate from our ordinary course of business, and which involve, among others, (i) a related party, (ii) any purchase or sale of 10% or more of our assets, (iii) the grant by us of guarantees in an amount or amounts exceeding 30% of our assets or
             (iv) other transactions representing more than 1% of our assets.

EXECUTIVE OFFICERS

     The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

                                                                                                    FIRST
   NAME AND DATE OF BIRTH                 CURRENT POSITION             BUSINESS EXPERIENCE        APPOINTED
-----------------------------       ----------------------------   ---------------------------   ------------
Emilio Azcarraga Jean               Chairman of the Board,         Member of the Boards of        March 1997
  (02/21/68)                        President and Chief            Telefonos de Mexico, S.A.
                                    Executive Officer and          de C.V. and Banco Nacional
                                    President of the Executive     de Mexico, S.A. and Vice
                                    Committee of Grupo Televisa    Chairman of the Board of
                                                                   Univision
In alphabetical order:

Alfonso de Angoitia Noriega         Executive Vice President and   Member of the Board and of    May 2000
  (01/17/62)                        Chief Financial Officer        the Executive Committee of
                                                                   Grupo Televisa, Alternate
                                                                   Member of the Board of
                                                                   Univision and Partner,
                                                                   Mijares, Angoitia, Cortes y
                                                                   Fuentes, S.C. (1994 - 1999)

Felix Jose Araujo Ramirez           Vice President of              Former Private Investor in    January 1993
  (03/20/51)                        Telesistema Mexicano           Promocion y Programacion de
                                                                   la Provincia, S.A. de C.V.,
                                                                   Promocion y Programacion
                                                                   del Valle de Lerma, S.A. de
                                                                   C.V., Promocion y
                                                                   Programacion del Sureste,
                                                                   S.A. de C.V., Teleimagen
                                                                   Profesional del Centro,
                                                                   S.A. de C.V. and Estragia
                                                                   Satelite, S.C.

Maximiliano Arteaga Carlebach       Vice President of              Former Vice President of      March 2002
  (12/06/42)                        Operations, Technical          Operations-- Televisa
                                    Service and Television         Chapultepec, former Vice
                                    Production                     President of Administration
                                                                   -- Televisa San Angel and
                                                                   Chapultepec and former Vice
                                                                   President of Administration
                                                                   and Finance of Univisa, Inc.

Jose Antonio Baston Patino          Corporate Vice President of    Member of the Board and of    February 2001
  (04/13/68)                        Television                     the Executive Committee of
                                                                   Grupo Televisa, former Vice
                                                                   President of Operations of
                                                                   Grupo Televisa, former
                                                                   General Director of
                                                                   Programming of Grupo
                                                                   Televisa and former Member
                                                                   of the Board of Univision

Jean Paul Broc Haro                 Chief Executive Officer of     Former General Manager of     February 2003
  (08/08/62)                        Cablevision                    Programming for Pay
                                                                   Television of Grupo Televisa

   NAME AND DATE OF BIRTH                 CURRENT POSITION             BUSINESS EXPERIENCE        APPOINTED
----------------------------        ----------------------------   ---------------------------   ------------
Bernardo Gomez Martinez             Deputy to the President of     Member of the Board and of    July 1997
  (07/24/67)                          Grupo Televisa               the Executive Committee of
                                                                   Televisa and former
                                                                   President of the Mexican
                                                                   Chamber of Television and
                                                                   Radio Broadcasters

Eduardo Michelsen Delgado           Chief Executive Officer of     Former General Director--     January 2002
  (03/03/71)                        Editorial Televisa             Grupo Semana and former
                                                                   Project Director-- McKinsey
                                                                   & Co.

Jorge Eduardo Murguia Orozco        Vice President of Production   Former Administrative Vice    March 1992
  (01/25/50)                                                       President and former
                                                                   Director -- Human Resources
                                                                   -- Televisa, S.A. de C.V.

Alejandro Quintero Iniguez          Corporate Vice President of    Member of the Board and of    April 1998
  (02/11/50)                        Sales and Marketing of Grupo   the Executive Committee of
                                    Televisa                       Grupo Televisa, Shareholder
                                                                   and Member of the Board of
                                                                   Grupo TV Promo, S.A. de
                                                                   C.V. and former advisor to
                                                                   former Mexican President
                                                                   Ernesto Zedillo

Raul Rodriguez Gonzalez             Chief Executive Officer of     Former Media Advisor of       January 2002
  (06/20/59)                        Radio                          Grupo Prisa and former
                                                                   Chief Executive Officer of
                                                                   Gerencia de Medios, S.A.

Pablo Abel Vazquez Oria             Chief Executive Officer of     Former Chief Executive        May 2002
  (06/29/67)                        Innova                         Officer of Cablevision,
                                                                   former General Manager of
                                                                   national subsidiaries of
                                                                   Televisa and former General
                                                                   Manager of AhorraSi, S.A.
                                                                   de C.V.

COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 2002, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately Ps.149.7 million (nominal) (U.S.$14.3 million using the Interbank Rate, as reported by Banamex, as of December 31, 2002).

     We made Ps.33.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2002. Projected benefit obligations as of December 31, 2002 were approximately Ps.44.7 million.

STOCK OPTION PLAN

     In 1999, we adopted a stock option plan. Pursuant to the terms of our stock option plan, as amended, we may grant eligible participants, which consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. Our shareholders' meeting has authorized the allocation of up to 8% of our capital stock to this and any other plans we may establish from time to time for the benefit of our employees. See "-- Long Term Retention Plan." Pursuant to the stock option plan, the exercise or sale prices of the CPOs and/or CPO equivalents are based on then current market prices at the time the options are granted or the conditional sale agreement is executed. We have implemented the stock option plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock option plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock option plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock option plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock option plan, among others.

     The stock option plan has consisted of a series of conditional sales to plan participants of CPOs since its implementation in 1999. The conditional sale agreements in respect of approximately 53 million CPOs entered into by plan participants since the implementation of the stock option plan through the fourth quarter of 2001 were terminated for several reasons, including the failure of plan participants to pay the purchase price and the fact that the average closing price per CPO on the Mexican Stock Exchange fell below certain thresholds for a 15 trading day period.

     The latest stage of the stock option plan, which was implemented in the first quarter of 2003, consisted of conditional sales of approximately 57 million CPOs to plan participants. Conditional sale agreements currently in effect from the previous and current stages of the stock option plan reflect sales of approximately 87 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 - Ps.12.00 (or approximately U.S.$1.04 - U.S.$1.27) per CPO (adjusted upwards by a specified percentage ranging from 2% - 10%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30 million CPOs vested in February 2003 and approximately 15 million CPOs will vest in March 2004. Rights to the remaining approximately 42 million CPOs currently vest during the period between 2005 and 2008. Rights to purchase these CPOs currently expire during the period commencing in 2005 and ending in 2013. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of December 31, 2002, no CPOs had been transferred to plan participants. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired. See Notes 14 and 27 to our year-end financial statements.

     In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permit plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. While we anticipate that some of these sales will take place during or after 2003, we cannot give you any assurances as to the timing or terms of any such sales.

LONG TERM RETENTION PLAN

     At our general extraordinary and ordinary shareholders' meeting held on April 30, 2002, our shareholders authorized the creation and implementation of a Long Term Retention Plan, which supplements our existing stock option plan. At the meeting, our shareholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the shares are issued, a portion of the 8% of our capital stock previously authorized by our shareholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long Term Retention Plan. Approximately 430.3 million A Shares, as to which preemptive rights were previously offered to holders of our A Shares, are expected to be issued for subscription by one or more of these special purpose trusts. We estimate that all of the shares ultimately issued will become vested over a period of no less than 10 years. We intend to grant the first awards under the Long Term Retention Plan as stock options, conditional sales, restricted stock or other similar arrangements to key personnel and/or company employees in the second half of 2003, with vesting beginning no earlier than three years from the date of grant and expiration dates of no less than two years thereafter. The price to be paid by the trustee of the Trust will be Ps.9.35 per share. Pursuant to the resolutions adopted by our shareholders' meeting, we have not, and do not intend to, register these A Shares under the Securities Act. See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash."

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

     Share ownership of our directors, alternate directors and executive officers is set forth in the table under "Major Shareholders and Related Party Transactions." Except as set forth in this table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.

STATUTORY AUDITORS

     Under our bylaws, the holders of a majority of the outstanding A Shares elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the Annual Ordinary Shareholders' Meeting. In accordance with the Mexican Securities Market Law, holders of common stock or non-voting stock representing at least 10% of a company's capital stock shall have the right to appoint one statutory auditor. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors. The statutory auditors are also required to report to the shareholders at the annual shareholders' meeting regarding our financial statements and related matters, and must be invited to all Board and Audit Committee meetings, where they can attend but not vote. At our 2003 Annual Ordinary Shareholders' Meeting, Mario Salazar Erdmann was elected to serve as our statutory auditor until the acceptance of the election by his successor at the next annual shareholders' meeting and Jose Miguel Arrieta Mendez was elected as alternate statutory auditor.

EMPLOYEES AND LABOR RELATIONS

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002:

                                                                                 DECEMBER 31,
                                                                      -----------------------------------
                                                                       2000         2001            2002
                                                                      ------       ------          ------
TOTAL NUMBER OF EMPLOYEES........................................     14,603       13,684          12,550
CATEGORY OF ACTIVITY:
  Employees......................................................     14,523       13,621          12,514
  Executives.....................................................         80           63              36
GEOGRAPHIC LOCATION:
  Mexico.........................................................     13,573       12,544          11,169
  Latin America (other than Mexico)..............................        640          729             999
  United States..................................................        379          401             371
  Spain..........................................................         11           10              11

     As of December 31, 2000, 2001 and 2002, approximately half of our employees were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis. As of December 31, 2000, 2001 and 2002, we did not have a significant number of temporary employees.

     As a result of new cost-cutting initiatives introduced in the first half of 2001, in April 2001 we further reduced our workforce by 750 personnel, which personnel consisted of 684 employees and 66 independent contractors. In 2002, we reduced our workforce by an additional 1,134 employees. As of December 31, 2002, our total employee headcount was approximately 12,550 employees. See "Information on the Company -- Business Overview -- Business Strategy -- Improve Cash Flow Margins" and "Operating and Financial Review and Prospects -- Non-recurring Charges."

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, L Shares or D Shares as of May 31, 2003, unless otherwise indicated. Except as set forth below, we are not aware of any holder of more than 5% of any class of our shares.

                                                    SHARE BENEFICIALLY OWNED(1)(2)                               AGGREGATE
                             -------------------------------------------------------------------------------   PERCENTAGE OF
                                      A SHARES                   L SHARES                  D SHARES              OUTSTANDING
                             -------------------------------------------------------------------------------      SHARES
                                             PERCENTAGE                PERCENTAGE                 PERCENTAGE    BENEFICIALLY
     IDENTITY OF OWNER           NUMBER       OF CLASS     NUMBER       OF CLASS      NUMBER       OF CLASS        OWNED
----------------------------------------------------------------------------------------------------------------------------
Grupo Televicentro, S.A.
   de C.V. (3).............  2,349,826,492      51.36%    54,397,510       2.41%    54,397,510       2.41%         27.05%
Janus Capital Management
   LLC(4)..................    175,185,820       3.83%   175,185,820       7.77%   175,185,820       7.77%          5.78%
Capital Group
   International Inc.(5)...    215,951,440       4.72%   215,951,440       9.57%   215,951,440       9.57%          7.13%
Capital Research and
   Management Company(6)...    161,786,000       3.54%   161,786,000       7.17%   161,786,000       7.17%          5.34%

(1) Unless otherwise indicated, the information presented in this section and "Key Information -- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Has Substantial Influence Over Our Management and the Interests of Televicentro May Differ From Those of Other Shareholders" is based on the number of shares authorized, issued and outstanding as of May 31, 2003. As of this date, the total number of authorized and issued shares was 4,579,699,213 A Shares, of which 2,260,106,096 were in the form of CPOs and 2,319,593,117 were additional A Shares not in the form of CPOs. The number of shares authorized, issued and outstanding as of May 31, 2003 was 2,255,962,096 A Shares, L Shares and D Shares in the form of CPOs and an additional 2,319,593,117 A Shares not in the form of CPOs. The number of shares authorized, issued and outstanding reflects our repurchase in the open market of 4,144,000 CPOs as of May 31, 2003 pursuant to our share repurchase program. For financial reporting purposes under Mexican GAAP only, the number of shares authorized, issued and outstanding as of May 31, 2003 was 2,169,110,325 A Shares, L Shares and D Shares in the form of CPOs and an additional 2,295,502,099 A Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican GAAP as of May 31, 2003 does not include 86,851,771 CPOs and an additional 24,091,018 A Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust we created to implement our stock option plan. See Notes 2, 14 and 24 to our year-end financial statements.

(2) Except indirectly through Televicentro, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See "Directors, Senior Management and Employees -- Share Ownership of Directors and Officers." This information is based on information provided by directors and executive officers.

(3) Includes 1,591,283 CPOs owned by Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro. On April 29, 2003, our Board of Directors approved the acquisition of all the outstanding equity of Telespecialidades. The completion of this acquisition is subject to a number of conditions. See "-- Televicentro and the Principal Shareholders."

(4) Based solely on information included in Janus Capital Management LLC's (formerly Janus Capital Corporation) Report on Form 13G, dated February 14, 2003. According to this Report, Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC (Bay Isle) and an indirect 50.1% ownership stake in Enhanced Investment Technologies LLC (INTECH). As a result of this ownership structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated for purposes of this filing. Janus Capital, Bay Isle and INTECH are registered investment advisors, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients. As a result of its role as investment adviser or subadviser to these portfolios, Janus Capital may be deemed to be the beneficial owner of these shares. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in these portfolios and disclaim any ownership associated with such rights.

(5) Based solely on information included in the Report on Form 13F filed for the period ending March 31, 2003 by Capital Group International Inc., the parent company of Capital International Inc. ("CII"), Capital Guardian Trust Company ("CGTC"), Capital International S.A. ("CISA") and Capital International Limited ("CIL"). According to this report, CII has investment discretion and sole voting authority over 10,160,636 GDSs (the equivalent of 203,212,720 A Shares, L Shares and D Shares), CGTC has investment discretion and sole voting authority over 458,600 GDSs (the equivalent of 9,172,000 A Shares, L Shares and D Shares), CISA has investment discretion and sole voting authority over 68,700 GDSs (the equivalent of 1,374,000 A Shares, L Shares and D Shares), and CIL has investment discretion and sole voting authority over 109,636 GDSs (the equivalent of 2,192,720 A Shares, L Shares and D Shares. Capital Group International Inc. is an affiliate of Capital Research and Management Company.

(6) Based solely on information included in the Report on Form 13F for the period ending March 31, 2003 filed by Capital Research and Management Company, an affiliate of Capital Group International Inc.

TELEVICENTRO AND THE PRINCIPAL SHAREHOLDERS

          - BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES. Televicentro is a holding company, the only assets of which are cash and capital stock. Televicentro currently beneficially owns 2,295,428,982 A Shares and 52,806,227 A Shares, L Shares, and D Shares in the form of CPOs. In addition, 1,591,283 CPOs previously owned by Televicentro are currently owned by Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro. As described below, the Board of Directors approved the acquisition of all the outstanding equity of Telespecialidades for approximately U.S.$83 million. See "--Acquisition of Telespecialidades."

          - OWNERSHIP OF TELEVICENTRO'S EQUITY. The ownership of Televicentro's equity is currently as follows: Emilio Azcarraga Jean owns 55.29%, the SINCA Inbursa Trust owns 24.70% and the Investor Trust owns 20.01%.

               In March 2003, SINCA Inbursa transferred its rights and obligations under the SINCA Inbursa Trust and other agreements among Televicentro's shareholders to Promotora Inbursa, an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. Accordingly, Promotora Inbursa is currently the SINCA Inbursa Trust's sole beneficiary. The SINCA Inbursa Trust has agreed to vote its 24.70% stock interest in the same manner as Emilio Azcarraga Jean votes, as long as Mr. Azcarraga Jean owns at least 27.0% of the capital stock of Televicentro.

               Members of the Aramburuzabala family and the Fernandez family are the Investor Trust's sole beneficiaries. Through the Investor Trust, the Aramburuzabala family owns 16.21% and the Fernandez family owns 3.80% of Televicentro's capital stock.

               The investment by the SINCA Inbursa Trust in Televicentro was authorized by a resolution of the Mexican Comision Federal de Competencia in July 1999. Pursuant to this resolution, the SINCA Inbursa Trust was required to withdraw its investment in Televicentro within a three year term that expired in August 2002. In July 2002, the Mexican Comision Federal de Competencia authorized an extension of the three year term until September 2005, provided that by September 2004, Promotora Inbursa (formerly SINCA Inbursa) shall have entered into arrangements to withdraw its investment in Televicentro on or prior to September 2005. No assurances can be given that the disposition of Promotora Inbursa's interest, through the SINCA Inbursa Trust, will be completed in a timely manner and, if not, the consequences thereof. In addition, no assurances can be given that additional conditions will not be imposed by the Comision Federal de Competencia related to Promotora Inbursa's ownership or disposition of its interest in Televicentro. See "Key Information -- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Has Substantial Influence Over Our Management and the Interests of Televicentro May Differ From Those of Other Shareholders."

          - ACQUISITION OF TELESPECIALIDADES. On April 29, 2003, our Board of Directors approved the acquisition of all the outstanding equity of Telespecialidades, a company which is owned by all of the shareholders of Televicentro in the same proportion that they own Televicentro. The total consideration to be paid in connection with this acquisition will be approximately U.S.$83 million, which will be financed with cash on hand. At the time of the acquisition, Telespecialidades's net assets will consist principally of 4,773,849 shares of our capital stock in the form of 1,591,283 CPOs, which shares were previously owned by Televicentro, and tax loss carryforwards of approximately Ps.6,457 million. The terms of this acquisition have been approved by our Audit Committee. The completion of this acquisition is subject to a number of conditions.

          - SALE OF MR. BURILLO'S INTEREST AND RELATED TRANSACTIONS. In July 2000, Alejandro Burillo Azcarraga, who resigned as an executive officer of Televisa in October 1999, sold his equity stake in Televicentro to a group of investors led by Maria Asuncion Aramburuzabala Larregui. See Note 2 to our year end financial statements. This sale was part of a series of transactions under which:

          - we sold our interest in Ovaciones to Mr. Burillo in exchange for a U.S.$25 million short-term unsecured note;

          - we repurchased 58,238,668 A Shares for U.S.$59.4 million consisting of U.S.$34.4 million of cash and the U.S.$25 million short-term note received in connection with the Ovaciones sale. We canceled all of these A Shares in October 2000;

          - Emilio Azcarraga Jean and the SINCA Inbursa Trust increased their respective ownership positions in Televicentro, from 50.9% to 53.94% in the case of Emilio Azcarraga Jean, and from 24.0% to 25.44% in the case of the SINCA Inbursa Trust, and Mr. Burillo's stake in Televicentro was reduced to 20.62%;

          - Mr. Burillo sold his then 20.62% stake in Televicentro to the Investor Trust, whose beneficial owners are Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez; and

          - we sold our 12.1% equity interest in Pegaso to Mr. Burillo for U.S.$126 million in short-term unsecured notes, which were paid in full on August 28, 2000.

- OWNERSHIP POSITION OF EMILIO AZCARRAGA JEAN; VETO AND OTHER RIGHTS OF OTHER SHAREHOLDERS. Mr. Azcarraga Jean owns and has voting control over a majority of Televicentro's capital stock. An additional 24.70% of Televicentro's capital stock is also voted in the same way as Emilio Azcarraga Jean's votes. Pursuant to Televicentro's bylaws, Emilio Azcarraga Jean has the ability to elect four of Televicentro's seven directors and has the power to control the day-to-day operations of Televicentro. However, under Televicentro's bylaws and a shareholders agreement among the shareholders of Televicentro, certain actions require the approval of the SINCA Inbursa Trust and/or the Investor Trust, or their designees on Televicentro's Board of Directors or Executive Committee, as the case may be, including the following:

          - the acquisition or disposition by Televicentro of assets valued in excess of U.S.$30 million in the aggregate in any fiscal year, including our capital stock; and

          - the voting of shares of our capital stock in connection with certain actions to be taken by us, including public offerings of our capital stock, the issuance of convertible securities, issuing guarantees, certain acquisitions, asset sales and mergers and spin-offs, capital reductions, bankruptcy filings or concurso mercantil. See "Key Information -- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Has Substantial Influence Over Our Management and the Interests of Televicentro May Differ From Those of Other Shareholders."

     For so long as the SINCA Inbursa Trust and the Investor Trust maintain specified minimum percentage ownership interests in Televicentro, they will be permitted to appoint some of Televisa's directors, certain members of Televisa's Executive Committee and, if we do not meet certain performance tests, certain other members of management.

- VOTING OF OUR SHARES. Televicentro beneficially owns a majority of the outstanding A Shares, and Televicentro and its shareholders currently beneficially own, directly and indirectly, CPOs representing approximately 2.3% of the outstanding CPOs. Under the CPO trust, until 2008, the L Shares represented by CPOs held by Televicentro and our principal shareholders will be voted in the same manner as the majority of the L Shares held by others are voted at the relevant meeting.

- LIQUIDITY RIGHTS AND OTHER ARRANGEMENTS. Under Televicentro's bylaws and a shareholders agreement among the shareholders of Televicentro, these shareholders have agreed to the following arrangements:

          - Call option. If the minority shareholders exercise veto rights concerning those actions over which they have such rights, as described above, then Emilio Azcarraga Jean will have the ability to exercise a call option in respect of the Televicentro shares owned by the SINCA Inbursa Trust and the Investor Trust.

          - Pre-emptive rights; right of first offer. Televicentro's shareholders are given pre-emptive rights in connection with the issuance of capital stock of Televicentro and a right of first offer in connection with the sale of capital stock of Televicentro by any other shareholder, subject to some exceptions.

          - Tag-along rights. If Emilio Azcarraga Jean sells to a third party a sufficient number of shares of capital stock to reduce his ownership interest below a majority of Televicentro's capital stock, the SINCA Inbursa Trust and the Investor Trust will be entitled to sell their shares to such third party, subject to some exceptions.

          - Put option. The SINCA Inbursa Trust and the Investor Trust will have the ability to exercise a put option under which Emilio Azcarraga Jean would be required to purchase their shares of Televicentro capital stock under certain circumstances, which include, among others:

                         - if debt of Televisa or Televicentro is accelerated and remains unpaid, subject to some exceptions;

                         - if Emilio Azcarraga Jean ceases to control, directly or indirectly, Televicentro or Televisa, subject to some exceptions; or

                         - if Televicentro has not taken specified steps prior to July 2005 to create a public market for its capital stock.

- DRAG-ALONG RIGHTS. The SINCA Inbursa Trust and the Investor Trust will have the power to force the sale of Televicentro to a third party in the event that Emilio Azcarraga Jean does not repurchase their Televicentro shares following the exercise of their put option, if any, described above, or if Televicentro has not taken specified steps prior to July 2005 to create a public market for its capital stock.

- REGISTRATION RIGHTS. We agreed to cooperate with Televicentro and its shareholders to register any shares that they may wish to sell in connection with any public offering. Under this arrangement, we have agreed to indemnify Televicentro and its shareholders against some liabilities, including some liabilities under the Securities Act, and to contribute to payments Televicentro and its shareholders may be required to make in respect of these liabilities.

- INDEBTEDNESS. Televicentro has informed us that it currently has outstanding approximately U.S.$159.6 million of short-term secured debt payable to Banco Inbursa, S.A. Televicentro has also informed us that it has pledged 194,576,200 A Shares on a senior basis and an additional 54,397,510 A Shares, L Shares and D Shares in the form of CPOs (of which 1,591283 CPOs have been transferred to Telespecialidades and will be released from collateral prior to or in connection with our purchase of Telespecialidades) on a senior subordinated basis to secure this debt, but continues to retain the right to vote these shares absent a default or event of default. Televicentro intends to repay this debt through refinancings, dividends from us, if any, loans, additional capital contributions and/or the sale of CPOs. See "Key Information-- Risk Factors-- Risk Factors Related to Our Principal Shareholders-- Televicentro Has Substantial Influence Over Our Management and the Interests of Televicentro May Differ From Those of Other Shareholders."

RELATED PARTY TRANSACTIONS

     In 2000, 2001 and 2002 we engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. Exclusively for purposes of this discussion, the term "related party" includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries. Conflicts of interest are inherent in transactions with related parties. See Note 18 to our year-end financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

     RELATED PARTY TRANSACTIONS COMMITTEE. In April 2000 we established a Related Party Transactions Committee, whose functions were replaced by the Audit Committee in May 2002. Transactions and arrangements with related parties through April 2002 were subject to the prior approval of the Related Party Transactions Committee, and thereafter have been subject to the prior approval of the Audit Committee. In addition, any transaction or arrangement with a related party shall be made at arm's length and at rates no less or at least as favorable to those applicable to or offered by third parties. The current members of the Audit Committee are Gilberto Perezalonso Cifuentes, who is the Chairman of this Committee, Juan Pablo Andrade Frich, Juan Fernando Calvillo Armendariz, Francisco Jose Chevez Robelo, Jorge Lutteroth Echegoyen and Alberto Montiel Castellanos.

     TRANSACTIONS AND ARRANGEMENTS WITH INNOVA. In 2000, 2001 and 2002 we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transactions described below. We hold a 60% equity interest in Innova through a non-consolidated joint venture with News Corp. and Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. See Note 9 to Innova's year-end financial statements for all of the information that Innova must make publicly available in Mexico regarding transactions and arrangements with us.

     Capital Contributions and Loans. From Innova's inception through December 2002, we have made approximately U.S.$89.4 million in capital contributions and approximately U.S.$222.8 million in loans, which amount includes accrued interest in the amount of U.S.$36.9 million. Each of these loans bears interest at a fixed annual rate of 9.0% (excluding any applicable withholding taxes) and matures ten years from the date of the initial loan. The principal amounts of, plus any accrued interest in respect of, each of these loans is payable at maturity. We can require Innova to make periodic payments of principal and/or interest on any of these loans if we jointly agree with News Corp., Liberty Media and Innova to modify or accelerate the related payment dates. We have considered from time to time capitalizing a substantial portion of these loans, and we may do so in the future.

     Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico, subject to some preexisting agreements with third parties. Innova paid us approximately Ps.280.9 million for these rights in 2002. Innova currently pays the rates paid by third party providers of cable television and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.

     Advertising Services. In January 2001, we entered into an agreement with Innova, pursuant to which Innova pools most of its advertising time with advertising time on channels broadcast by us, Innova and Cablevision. Innova pays us 18% of the revenues from any advertising sales we make on its behalf pursuant to this agreement. Pursuant to this agreement, we also negotiate most of Innova's advertising contracts with third party advertisers, as well as provide other related and ancillary services, such as invoicing and collection services.

     Innova also purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2000, 2001 and 2002, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. There is no formal agreement relating to these advertising services.

     Call Center Agreement. Through June 2001 we, through one of our subsidiaries, operated a call center for, and provided customer services operations to, Innova. Innova paid us approximately Ps.52.2 million for these services through July 2001. Following the acquisition of the call center by Innova in July 2001, we no longer provide these services to Innova.

     Guarantees. We have guaranteed Innova's payments to PanAmSat for transponder services on PAS-9 in proportion to our respective ownership interest in Innova, which is currently 60%. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-9 satellite through September 2015. As of December 31, 2002, we had guaranteed payments in the amount of U.S.$156.1 million. If Innova does not pay these fees in a timely manner, we will be required to pay 60% of its obligations to PanAmSat.

     Tax Sharing Agreement. We have a tax sharing agreement with Innova, which sets forth certain of our rights and obligations, as well as those of Innova, with respect to Innova's liability for federal income and assets taxes imposed under Mexican tax laws. We received an authorization from Mexican tax authorities to include Innova's results in our consolidated tax return for purposes of determining our income and assets taxes. Tax profits or losses obtained by Innova are consolidated with our tax profits or losses up to 60% of our percentage ownership of Innova, which is currently 60%. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to us an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset taxes, our direct or indirect percentage ownership of Innova's capital stock, and with respect to income taxes, 60% of our direct or indirect percentage ownership in Innova's capital stock, as determined by applicable law.

     For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2002, see Note 18 to our year-end financial statements and Note 9 to Innova's year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and MCOP, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

     TRANSACTIONS AND ARRANGEMENTS WITH MCOP. In 2000, 2001 and 2002 we engaged in, and we expect that we will continue to engage in, transactions with MCOP, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in MCOP, our DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. The balance of MCOP's equity is owned by News Corp. and Globopar, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. Each of the partners also holds indirect interests, individually, in the same proportion as their interests in MCOP, in two service entities: (i) ServiceCo, a U.S. partnership formed to provide certain business and management services, and
(ii) TechCo, a U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Under an agreement among us, News Corp., Globopar and Liberty Media, all decisions relating to the business and affairs of MCOP and all decisions relating to MCOP's investment in any DTH platform must be approved by 75% of the partners. In addition, representation on the board is proportional to the parties' relative voting interests in MCOP.

     Capital Contributions and Loans. From MCOP's inception through December 2002, we have made approximately U.S.$137.6 million in capital contributions. Additionally, capital contributions of approximately U.S.$15.0 million were made on our behalf by News Corp. in 2001, which amount was reflected as a liability due to News Corp. in our consolidated balance sheets at December 31, 2001 and 2002. We currently do not intend to fund MCOP's operations other than the amounts required to be paid under the transponder service agreement with PanAmSat, which is expected to be made in the form of loans. In that connection, from January 1, 2003 through May 31, 2003 we made approximately U.S.$5.9 million in loans to MCOP.

     Programming. Pursuant to an agreement between us, News Corp., Globopar and Liberty Media, MCOP's initial programming line up was determined by a majority vote of a programming committee with the representation on the committee proportional to the parties' relative voting interest in MCOP. Each of the partners is required to offer its program services to the extent contractually available to MCOP on an exclusive basis. MCOP paid us approximately U.S.$0.9 million for these rights in 2002. MCOP currently pays the rates paid by third party providers of cable television and MMDS services for our various programming services. In addition, pursuant to the agreement, we cannot charge MCOP higher rates than the rates that we charge third party providers of cable television and MMDS services for our various programming services. In addition, each of the partners of MCOP has the right to require MCOP to carry that partner's channels on MCOP's platform.

     Guarantees. We have guaranteed MCOP's payments to PanAmSat for transponder services on PAS-6B in proportion to our respective ownership interest in MCOP, which is currently 30%. MCOP is obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. As of December 31, 2002, we had guaranteed payments in the aggregate amount of U.S.$120.4 million (undiscounted) over the life of the agreement, and we recognized a liability up to the amount of these guarantees in our consolidated balance sheet in an aggregate amount of approximately U.S.$75.7 million, which represents the present value of these payments as of that date. In addition, since Globopar's recent announcement that it will reorganize its financial debt obligations in respect of its bank debt and bonds, MCOP has been and is currently delinquent in respect of a portion of its obligations under the transponder service agreement with PanAmSat and has been operating under a forbearance agreement with PanAmSat which has been extended through July 31, 2003.

     For additional information concerning transactions with MCOP, see Notes 5, 11 and 13 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern and if It Ceases Operations, It Would Have a Material Adverse Effect on Our Financial Condition" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

     TRANSACTIONS AND ARRANGEMENTS WITH TECHCO. In 2000, 2001 and 2002 we engaged in, and we expect that we will continue to engage in, transactions with TechCo, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in TechCo, our U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. The balance of TechCo's equity is owned by News Corp. and Globo, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. [Under an agreement among us, News Corp., Globo and Liberty Media, all decisions relating to the business and affairs of TechCo and all decisions relating to TechCo's investment in any DTH platform must be approved by 75% of the partners. In addition, representation on the board is proportional to the parties' relative voting interests in TechCo.]

     Capital Contributions and Loans. From TechCo's inception through December 2002, we have made approximately U.S.$12.0 million in capital contributions. In addition, as a result of Globo's recent announcement that it will reorganize its financial debt obligations in respect of its bank debt and bonds, it has ceased providing financial support to TechCo. We, News Corp. and Liberty Media have been funding TechCo's operating cash shortfall through loans. In that connection, in April 2003 we made a loan to TechCo for U.S.$5.5 million. We currently intend continue to fund TechCo's shortfall in the form of loans.

     Guarantees. We have guaranteed 36% of TechCo's payments in respect of its capital lease obligations. TechCo is obligated to make payments under its capital leases with various maturities between 2003 and 2007 for an aggregate amount of U.S.$60.8 million in respect of its capital lease obligations. As of December 31, 2002, we had guaranteed payments by TechCo in the aggregate amount of U.S.$21.9 million.

     For additional information concerning transactions with TechCo, see Notes 5 and 13 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern and if It Ceases Operations, It Would Have a Material Adverse Effect on Our Financial Condition" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

     TRANSACTIONS AND ARRANGEMENTS WITH UNIVISION. In 2000, 2001 and 2002, we engaged in, and we expect that we will continue to engage in, transactions with Univision. We currently own shares and warrants representing an approximate 14.8% equity stake in Univision, on a fully diluted basis. We currently have the right to appoint a member of Univision's Board of Directors. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see "Information on the

Company -- Business Overview -- Programming Licensing," "-- Univision" and Note 18 to our year end financial statements.

     As described under "Information on the Company -- Business Overview -- Univision," we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of the Executive Committee of our Board, as our director, and Alfonso de Angoitia Noriega, our Executive Vice President and Chief Financial Officer, as our alternate director, of Univision. Univision appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors.

TRANSACTIONS AND ARRANGEMENTS WITH OUR DIRECTORS AND OFFICERS

     Transactions and Arrangements. In July 2000, we sold our interest in Pegaso and our newspaper, Ovaciones, to Mr. Alejandro Burillo Azcarraga, a former principal shareholder and executive officer. These sales were made pursuant to a series of transactions under which Mr. Burillo sold his interest in Televicentro, our controlling shareholder, to the Aramburuzabala and Fernandez families. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders -- Sale of Mr. Burillo's Interest and Related Transactions" and Note 2 to our year end financial statements for a description of these transactions.

     Loans. On February 5, 2000, we guaranteed a personal loan in the amount of U.S.$280,000 made by California Commerce Bank to Maximiliano Arteaga Carlebach, one of our executive officers. The aggregate principal amount of this loan, together with accrued interest, was repaid in full by Mr. Arteaga in January 2002.

     On May 31, 2000, we made a personal loan in the amount of U.S.$150,000 to Jorge Eduardo Murguia Orozco, one of our executive officers. This loan currently bears interest at the TIIE Rate plus 2%. The maturity date, after giving effect to an amendment on June 15, 2002, is October 30, 2004. As of June 30, 2003, approximately U.S.$70,000 of this loan was outstanding.

TRANSACTIONS AND ARRANGEMENTS WITH AFFILIATES AND RELATED PARTIES OF OUR DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS

     Loans from Banamex. From time to time in the past and in 2000, 2001 and 2002, Banamex made loans to us, Televicentro and several other of our affiliates, and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates on terms substantially similar to those offered by Banamex to third parties. Emilio Azcarraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernandez Ramirez, is the Chairman of the Board of Banamex. Mr. Hernandez is also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Trevino, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facility with Banamex, see "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

     Advertising Services. Two of our directors, Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board and Executive Committee of, as well as shareholders of, Grupo Modelo, S.A. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernandez Gonzalez also serves as the Chief Executive Officer of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2000, 2001 and 2002, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

     Several other members of our current Board serve as members of the Boards and/or shareholders of other companies. See "Directors, Senior Management and Employees." Some of these companies, including Banamex, Kimberly-Clark de Mexico, S.A. de C.V., Grupo Financiero Santander, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2000, 2001 and 2002, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iniguez, a member of the Board and the Executive Committee and our Corporate Vice President of Sales and Marketing, is a shareholder and member of the Boards of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, and TV Promo, S.A. de C.V., or TV Promo, companies which produce promotional campaigns and events for their and our clients. Grupo TV Promo and TV Promo have purchased and will continue to purchase advertising services from us in connection with these promotional campaigns. All of the companies described above paid and will continue to pay rates applicable to third party advertisers for these advertising services.

     Legal and Advisory Services. During 2000, 2001 and 2002, Mijares, Angoitia, Cortes y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., is one of our directors, a member of our Executive Committee, the Alternate Secretary of our Board and of our Executive Committee, an Executive Vice President and our Chief Financial Officer and is a member of the Related Party Transactions Committee. Juan Sebastian Mijares Ortega, another partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves as one of our alternate directors, the Secretary of our Board and of our Executive Committee, our Vice President -- General Counsel and is a member of the Related Party Transactions Committee. Neither Alfonso de Angoitia Noriega nor Juan Sebastian Mijares Ortega currently receives any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. Ricardo Maldonado Yanez, a partner from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves as the Alternate Secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 18 to our year-end financial statements.

     Other Transactions and Arrangements. Through October 2000, we owned a 65% interest in Editorial Televisa, the entity through which we conduct the operations of our Publishing segment. In October 2000, we acquired the remaining 35% minority interest in Editorial Televisa from Laura Diez Barroso de Laviada, the former President of our Publishing segment. Laura Diez Barroso de Laviada and Emilio Azcarraga Jean are cousins. See Note 2 to our year-end financial statements for a description of these transactions.

     Financial Advisory Services. During 2000, 2001 and 2002, Allen & Company Incorporated, an investment bank, provided us with financial advisory services, including in connection with the series of transactions that we entered into with Univision in December 2001, as described under "Information on the Company -- Business Overview -- Univision." Enrique F. Senior Hernandez, one of our directors, is an Executive Vice President and Managing Director of Allen & Company Incorporated. Herbert Allen III, one of our alternate directors, is also an Executive Vice President and Managing Partner of Allen & Company Incorporated. We believe that the fees we paid for these services, including those paid in connection with the transactions with Univision, were comparable to those that we would have paid another investment bank for similar services.

     During 2001 and 2002, Protego Asesores, S.A. de C.V., or Protego, an investment bank, provided some of our subsidiaries, including Cablevision, with financial advisory services. Pedro Aspe Armella, one of our directors, is the Chairman and Chief Executive Officer of Protego, and owns 80% of the shares of Protego. We believe that the fees we paid for these services were comparable to those that we would have paid another invesment bank for similar services.

ITEM 8.       FINANCIAL INFORMATION

     See "Item 18--Financial Statements" and pages F-1 through F-99, which are incorporated herein by reference.

ITEM 9.       OFFER AND LISTING DETAILS

                        TRADING HISTORY OF CPOs AND GDSs

     Since December 1993, the GDSs have been traded on the NYSE and the CPOs have been traded on the Mexican Stock Exchange. In July 2002, we removed Citibank, N.A. as the depositary for the GDSs and appointed JPMorgan Chase Bank pursuant to a new deposit agreement.

     The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange, giving effect to the March 1, 2000 10-for-1 stock split in all cases.

                                                                   NOMINAL PESOS PER CPO(1)
                                                                   ------------------------
                                                                   HIGH                LOW
                                                                   ----                ---
1998.....................................................       Ps.  18.74          Ps.   8.10

1999.....................................................       Ps.  33.11          Ps.  10.00

2000.....................................................       Ps.  40.50          Ps.  20.20

2001.....................................................       Ps.  25.90          Ps.  12.63
   First Quarter.........................................            25.90               15.50
   Second Quarter........................................            20.62               14.82
   Third Quarter.........................................            19.34               12.63
   Fourth Quarter........................................            19.85               13.49

2002.....................................................       Ps.  22.31          Ps.  12.44
   First Quarter.........................................            22.00               17.35
   Second Quarter........................................            22.31               17.90
   Third Quarter.........................................            18.41               12.69
   Fourth Quarter........................................            15.58               12.44
      December...........................................            15.58               14.36

2003.....................................................
   First Quarter.........................................       Ps.  15.64          Ps.  12.63
      January............................................            15.64               13.61
      February...........................................            13.88               12.70
      March..............................................            13.91               12.63
   Second Quarter (through May 31, 2003).................       Ps.  16.07          Ps.  13.75
      April..............................................            15.66               13.75
      May................................................            16.07               14.76

-------------

(1)  Source: Mexican Stock Exchange.

     The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE.

                                                                   U.S. DOLLARS PER GDS(1)
                                                                   ------------------------
                                                                   HIGH                LOW
                                                                   ----                ---
1998.....................................................       U.S.$42.69          U.S.$15.13

1999.....................................................       U.S.$71.38          U.S.$18.50

2000.....................................................       U.S.$86.25          U.S.$42.63

2001.....................................................       U.S.$53.50          U.S.$26.83
   First Quarter.........................................            53.50               32.47
   Second Quarter........................................            45.80               31.11
   Third Quarter.........................................            42.65               26.83
   Fourth Quarter........................................            43.46               28.40

2002.....................................................       U.S.$48.65          U.S.$24.30
   First Quarter.........................................            48.52               38.40
   Second Quarter........................................            48.65               35.99
   Third Quarter.........................................            37.00               25.20
   Fourth Quarter........................................            30.70               24.30
      December...........................................            30.70               27.60

2003.....................................................
   First Quarter.........................................       U.S.$29.95          U.S.$23.26
      January............................................            29.95               25.00
      February...........................................            25.45               23.35
      March..............................................            27.35               23.26
   Second Quarter (through May 31, 2003).................       U.S.$31.10          U.S.$25.61
      April..............................................            30.34               25.61
      May................................................            31.10               28.79

--------------

(1)  Source: NYSE.

     Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Economic and Political Developments in Mexico and Elsewhere May Adversely Affect Our Business." There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 31, 2003, approximately 90.5 million GDSs were held of record by 146 persons with United States addresses. Substantially all of the outstanding A Shares not held through CPOs are currently owned by Televicentro as described under "Major Shareholders and Related Party Transactions" and "Item 6 -- Directors, Senior Management and Employees -- Long Term Retention Plan."

                      TRADING ON THE MEXICAN STOCK EXCHANGE

                                    OVERVIEW

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anonima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exhange in order to suspend and/or resume trading in the issuer's shares.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

     Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico has been developed.

                  MARKET REGULATION AND REGISTRATION STANDARDS

     In 1946, the Comision Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comision Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations with variable capital, or sociedades anonimas de capital variable. The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican Securities Market Law empowers the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

     As of June 1, 2001, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as shareholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary shareholders' meeting, which was held on April 30, 2002. See "Other Information -- Bylaws -- Other Provisions -- Approval Rights and Other Minority Protections" and "-- Anti-takeover Protections."

     To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

     In March 2003, the CNBV issued general rules, or General CNBV Rules, applicable to issuers and other securities market participants. The General CNBV Rules, which repealed several previously enacted rules, or circulares, of the CNBV, now provide a single set of rules governing issuers and issuer activity, among other things.

     The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange. To be registered, issuers will be required to have, among other things:

          -    a minimum number of years of operating history;

          -    a minimum financial condition;

          - a minimum number of shares or CPOs to be publicly offered to public investors;

          -    a minimum price for the securities to be offered;

          - a minimum of 15% of the capital stock placed among public investors;

          - a minimum of 200 holders of shares or of shares represented by CPOs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering;

          - the following distribution of the securities offered pursuant to an offering in Mexico: (i) at least 50% of the total number of securities offered must be placed among investors who acquire less than 5% of the total number of securities offered; and (ii) no investor may acquire more than 40% of the total number of securities offered; and

          -    complied with certain corporate governance requirements.

     To maintain its registration, an issuer will be required to have, among other things:

          -    a minimum financial condition;

          - minimum operating conditions, including a minimum number of trades;

          -    a minimum trading price of its securities;

          -    a minimum of 12% of the capital stock held by public investors;

          - a minimum of 100 holders of shares or of shares represented by CPOs who are deemed to be public investors under the General CNBV Rules; and

          -    complied with certain corporate governance requirements.

     The CNBV has the authority to waive some of these requirements in some circumstances. Also, some of these requirements are applicable for each series of shares of the relevant issuer.

     The Mexican Stock Exchange will review annually compliance with the foregoing and other requirements, some of which may be further reviewed on a quarterly or semi-annual basis. The Mexican Stock Exchange must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose such plan, if the plan is not satisfactory to the Mexican Stock Exchange or if the issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV may suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general.

     Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Pursuant to the General CNBV Rules, the internal regulations of the Mexican Stock Exchange must be amended to include, among other things, the implementation of the Sistema Electronico de Envio y Difusion de Informacion, or the SEDI, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange, which will be similar to, but will replace, the existing EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Informacion Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

     The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the SEDI information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

          - the entering into or termination of joint venture agreements or agreements with key suppliers;

          -    the creation of new lines of businesses or services;

          - significant deviations in expected or projected operating performance;

          -    the restructuring or payment of significant indebtedness;

          -    material litigation or labor conflicts;

          -    changes in dividend policy;

          - the commencement of any insolvency, suspension or bankruptcy proceedings;

          -    changes in the directors; and

          - any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

     If there is unusual price volatility of the securities listed, the Mexican Stock Exchange must immediately request that the issuer inform the public as to the causes of such volatility or, if the issuer is unaware of such causes, make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify such information when it deems the information to be confusing. The Mexican Stock Exchange may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The Mexican Stock Exchange must immediately inform the CNBV of any requests made to issuers. The CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events under some circumstances, including where the information being offered is not related to transactions that have been completed.

     The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer:

          -    if the issuer does not adequately disclose a material event; or

          - upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

     The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than twenty business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through the SEDI, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.

     Likewise, if the securities of an issuer are traded on both the Mexican Stock Exchange and a foreign securities market, that issuer must file with the CNBV and the Mexican Stock Exchange on a simultaneous basis the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

     Pursuant to the Mexican Securities Market Law, shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer's capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. In addition, the Mexican Securities Market Law provides that the CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer. See "Other Information-- Mexican Securities Market Law."

     In addition, the Mexican Securities Market Law requires shareholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of any ownership changes in shares of the company that results in a transfer of shares representing a beneficial ownership interest of 10% or more, within ten business days following the transaction in question.

ITEM 10.      OTHER INFORMATION

                          MEXICAN SECURITIES MARKET LAW

     The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001, and have been implemented by governmental regulations. We amended our bylaws at our annual shareholders' meeting, which was held on April 30, 2002, to reflect some of these amendments, including amendments that:

          - established a Board with at least five and not more than twenty members and alternate members, of which 25% must qualify as "independent directors" under Mexican law;

          - adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and

          -    provide additional protections for minority shareholders.

     For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see "Directors, Senior Management and Employees -- Board of Directors," "-- Committees of the Board of Directors," and "-- Bylaws -- Other Provisions -- Share Repurchases" and "-- Appraisal Rights and Other Minority Protections."

     In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See "-- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections" and "-- Antitakeover Protections". The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing CPO structure will not be affected by this aspect of the Mexican Securities Market Law. However, in the case of primary issuances of additional A Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares must be convertible into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years.

     The Mexican Securities Market Law imposes some restrictions on shareholders of issuers listed on the Mexican Stock Exchange. Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer's capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions without specifying the names of the parties involved. The CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer.

     On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror's ownership to 10% or more, but not more than 30%, of the company's outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party's ownership interest in a public company by 5% or more of the company's outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock

Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to 30% or more, but not more than 50%, of the company's voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or
(ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to more than 50% of the company's voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority shareholders than those afforded by law. See "-- Bylaws -- Other Provisions -- Antitakeover Protections."

                                     BYLAWS

     Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see "Directors, Senior Management and Employees."

                            ORGANIZATION AND REGISTER

     Grupo Televisa is a sociedad anonima, or limited liability stock corporation, organized under the laws of Mexico in accordance with the Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, D.F., and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.

     We maintain a stock registry, and in accordance with Mexican law, we only recognize those holders listed in our stock registry as our shareholders. Our shareholders may hold their share in the form of physical certificates or through book-entries with institutions that have accounts with Indeval. The CPO Trustee is the holder of record for shares represented by CPOs. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the CNBV.

                    VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

     A SHARES, L SHARES AND D SHARES. Holders of A Shares have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders and have the right to appoint a majority of the members of the Board of Directors. Televicentro owns a majority of the A Shares and, for so long as it continues to own a majority of the A Shares, it will have, as a result of such ownership, the ability to determine the outcome of substantially all actions requiring shareholder approval. See "Key Information -- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Controls Our Company" and "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders -- Ownership Position of Emilio Azcarraga Jean; Veto and Other Rights of Other Shareholders" and "--Voting of Our Shares." Holders of L Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of L Shares are also entitled to vote at extraordinary general meetings on the following matters, including:

          -    our transformation from one type of company to another;

          -    any merger in which we are not the surviving entity; and

          - the cancellation from registration of the L Shares or the securities that represent the L Shares with the special section of the National Registry of Securities, or NRS.

     Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:

          -    our transformation from one type of company to another;

          -    any merger (even if we are the surviving entity);

          -    extension of our existence beyond our prescribed duration;

          - our dissolution before our prescribed duration (which is currently December 2089);

          -    a change in our corporate purpose;

          -    a change in our nationality; and

          - the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

     Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The Board of Directors determines whether a particular shareholder action requires a class vote. Generally, the determination of whether a particular shareholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for shareholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the statutory auditors or a Mexican court on behalf of those shareholders representing 10% of our capital stock could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, members of our Audit Commitee or our statutory auditors. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the D Shares or L Shares or the securities representing these shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Shareholders may be represented at any shareholders' meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law, as amended, and in our bylaws.

     The two directors and corresponding alternate directors elected by each of the holders of the L Shares and the D Shares are elected annually at a special meeting of those holders. Special meetings of holders of L Shares and D Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the securities an/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See "-- Other Provisions -- Appraisal Rights and Other Minority Protections."

     CPOS. Mexican national holders of CPOs are entitled to exercise voting rights with respect to the A Shares, L Shares and D Shares held in the CPO Trust. The CPO Trustee will vote these shares as directed by such Mexican nationals. Non-Mexican holders of CPOs may only vote the L Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the A Shares and D Shares held in the CPO Trust. Voting rights in respect of the A Shares and D Shares may only be exercised by the CPO Trustee, which must vote such A Shares and D Shares in the same manner as the majority of the outstanding A Shares and D Shares, as the case may be, held by Mexican nationals (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting.

     The CPO Trustee will vote any A Shares and D Shares as to which it receives no voting instructions in the same manner as the majority of the outstanding A Shares and D Shares, as the case may be, are voted at the relevant meeting. The CPO Trustee will vote any L Shares as to which it receives no voting instructions in the same manner as the majority of the outstanding L Shares that are voted in the relevant meeting. The CPO Trustee must receive voting instructions five business days prior to the shareholders meeting.

     Because the CPO Trustee must vote the A Shares and D Shares held by non-Mexicans in the CPO Trust in the same manner as the majority of the A Shares and D Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be), the A Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these A Shares or D Shares. Therefore, these appraisal rights will not be available to holders of CPOs (and GDRs (as defined below)).

     The majority of the outstanding A Shares are owned by Televicentro. Since the CPO Trustee will be required to vote the A Shares held by non-Mexicans in the same manner as the majority of shares held by Mexicans, the CPO Trustee will vote the A Shares in the same manner as the A Shares held by Televicentro. See "Key Information -- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Controls Our Company." The CPO Trustee will exercise such other corporate rights with respect to the underlying A Shares as may be directed by a technical committee which consists of members of the executive committee.

     Until December 2008, the L Shares represented by CPOs held by Televicentro will be voted in the same manner as the majority of the L Shares held by other holders of L Shares are voted at the relevant meeting. See "Major Shareholders and Related Party Transactions--Televicentro and the Principal Shareholders."

     GDRs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by the Depositary pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDRs. In July 2002, we removed Citibank, N.A. as the Depositary for the GDSs and appointed JPMorgan Chase Bank pursuant to a new Deposit Agreement. Each GDR evidences a specified number of GDSs, each GDS representing the right to receive twenty CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, one A Share, one L Share and one D Share held pursuant to the CPO Trust (such CPOs, or rights thereto, together with any securities, cash or property received by the Depositary or the Custodian in respect of such A Shares, L Shares and D Shares, the Deposited Securities). A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs.

     The Depositary will mail information on shareholders' meetings to all holders of GDRs. At least six business days prior to the relevant shareholders' meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs and the underlying A Shares, D Shares and L Shares represented by their GDSs. Since the CPO Trustee must also receive voting instructions five business days prior to the shareholders' meeting, the Depositary will endeavor to vote the CPOs, A Shares, D Shares and L Shares in accordance with any written instructions.

     Holders who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, L Shares and D Shares underlying the CPOs represented by their GDSs. Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares or D Shares represented by CPOs or attend shareholders' meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares and D Shares represented by CPOs held by Non-Mexican holders in the same manner as the majority of the A Shares and D Shares outstanding and held by Mexican holders (directly or through the CPO Trust, as the case may be) are voted at the relevant meeting.

     If the Depositary does not timely receive instructions from a non-Mexican holder of GDRs regarding the underlying L Shares, or a Mexican holder of GDRs regarding the underlying A Shares, L Shares and D Shares, in the case of CPO Holders' Meetings, the Depositary will count these votes to satisfy quorum requirements or, unless we in our sole discretion have given prior written notice to the Depositary to the contrary, vote them in the same manner as the majority of the CPOs are voted. In the case of shareholders' meetings, we may, subject to United

States securities laws, by written notice request the Depositary to give a discretionary proxy to the CPO Trustee or us, as the case may be, to vote the shares; provided, however, that no discretionary proxy shall be given if we do not make such written request, and the Depositary will not represent or vote, attempt to represent or exercise the right to vote that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant shareholders' meeting.

                                 DIVIDEND RIGHTS

     At our annual ordinary general shareholders' meeting, our Board of Directors submits our financial statements from the previous fiscal year to the holders of our A Shares for their approval. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends.`

     Decisions regarding the payment and amount of dividends are subject to approval by the holders of the A Shares, generally, but not necessarily, on the recommendation of our Board of Directors. Televicentro owns a majority of the A Shares, and for so long as it continues to own a majority of the A Shares, it will have, as a result of such ownership, the ability to determine whether dividends are to be paid and the amount of such dividends. See "Key Information--Dividends" and "-- Risk Factors -- Risk Factors Related to Our Principal Shareholders -- Televicentro Controls Our Company." As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares and L Shares, and until December 10, 2003 holders of D Shares will be entitled to a premium over the dividends paid in respect of the A Shares and L Shares. Holders of A Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.

                         PREFERENTIAL RIGHTS OF D SHARES

     Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps.0.0085443938 per D Share before any dividends are payable in respect of A Shares and L Shares. In addition, until December 10, 2003, annual dividends paid per D Share, including the D Share fixed preferred annual dividend, must be at least 160% of the annual dividends paid per A Share or per L Share. If we pay any dividends in addition to the D Share fixed preferred dividend, then, after giving effect to the premium dividend payable in respect of the D Shares, such dividends shall be allocated as follows:

          - first, to the payment of dividends with respect to the A Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend (but not the premium dividend payable until December 10, 2003); and

          - second, to the payment of dividends with respect to the A Shares, L Shares and D Shares, such that the dividend per share is equal.

     Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:

          -    accrued but unpaid dividends in respect of their D Shares; plus

          - the theoretical value of their D Shares as set forth in our bylaws. See "--Other Provisions-- Dissolution or Liquidation."

                         LIMITATION ON CAPITAL INCREASES

     Our bylaws require that any capital increase of a particular series of our capital stock be represented by new shares of that series of our capital stock in proportion to the number of such series outstanding. In addition, primary issuances of A Shares, D Shares and L Shares in the form of CPOs may be limited under the Mexican Securities Market Law, as amended. As a result of grandfathering provisions, our existing CPO structure will not be affected by the amendments to the law. However, in the case of primary issuances of additional A Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares may be required to be converted into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, as amended, the aggregate amount of shares with limited or non-voting rights of an issuer may not exceed 25% of the total shares held by public investors. See "-- Mexican Securities Market Law."

                                PREEMPTIVE RIGHTS

     In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder's existing proportionate holdings of shares of that series. Shareholders must exercise their preemptive rights within the time period fixed by our shareholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federacion and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share. U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our shareholders' meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series. See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- Preemptive Rights May Be Unavailable to Holders of Our GDSs."

                         LIMITATIONS ON SHARE OWNERSHIP

     Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Regulations. The Economics Ministry (formerly the Ministry of Commerce and Industrial Development) and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock.

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation's capital stock (a "foreign exclusion clause"). However, the Foreign Investment Law grants broad authority to the National Commission of Foreign Investment to allow foreign investors to own specified interests in the capital of Mexican enterprises.

     In order to comply with these restrictions, we have limited the ownership of our A Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Regulations, and trusts or stock investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our By-laws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Regulations. A holder that acquires A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares.

However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares and D Shares through CPOs on the basis that such shares constitute a "neutral investment" and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law.

     The total outstanding number of A Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.

     The Foreign Investment Law and Foreign Investment Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments.

     In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our By-laws and Mexican Federal Radio and Television Law from owning shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, L Shares, D Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that ownership of the A Shares, L Shares, D Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.

                             OWNERSHIP RESTRICTIONS

     We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs and GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO Deed. Non-Mexican states and governments are prohibited under our bylaws and Radio and Television Law from owning our shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

                      RESTRICTIONS ON CERTAIN TRANSACTIONS

     Under Televicentro's bylaws and a shareholders' agreement among the shareholders of Televicentro, the voting of shares of our capital stock in connection with certain actions to be taken by us, including public offerings of our capital stock, the issuance of convertible securities, the issuance of guarantees, certain acquisitions, asset sales and mergers and spin-offs, capital reductions, bankruptcy filings or reorganizations (concursos mercantiles) must be approved by the SINCA Inbursa Trust and/or the Investor Trust, or their designees on Televicentro's Board of Directors or Executive Committee. See "Major Shareholders and Related Party Transactions -- Televicentro and the Principal Shareholders -- Ownership Position of Emilio Azcarraga Jean; Veto and Other Rights of Other Shareholders."

                                OTHER PROVISIONS

     FORFEITURE OF SHARES. As required by Mexican law, our bylaws provide that for L Shares and CPOs, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

          - to be considered as Mexicans with respect to the L Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

          - not to invoke the protection of their own governments with respect to their ownership of L Shares and CPOs. Failure to comply is subject to a penalty of forfeiture of such a shareholder's capital interests in favor of Mexico.

     In the opinion of Mijares, Angoitia, Cortes y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in Televisa. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

     EXCLUSIVE JURISDICTION. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

     DURATION. Our corporate existence under our bylaws continues until 2089.

     DISSOLUTION OR LIQUIDATION. Upon any dissolution or liquidation of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders' meeting to wind up our affairs. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). Thereafter, a payment per share will be made to each of the holders of A Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all shareholders in proportion to their number of shares and amount paid.

     REDEMPTION. Our bylaws provide that we may redeem our shares with distributable profits without reducing our capital stock by way of a shareholder resolution at an extraordinary shareholders' meeting. In accordance with Mexican law:

          - any redemption shall be made on a pro-rata basis among all of our shareholders;

          - to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders' resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

          -    any redeemed shares must be cancelled.

     SHARE REPURCHASES. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our shareholders at a general ordinary shareholders' meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased shares remain in our possession or our capital stock if the repurchased shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. Any surplus is charged to the reserve for share repurchases. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares. Repurchased shares are considered treasury shares.

     Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased shares cannot be represented at any shareholders' meeting.

     Pursuant to the Mexican Securities Market Law, at our ordinary shareholders' meeting, which was held on April 30, 2002, we appointed two persons responsible for effecting share repurchases. This designation was ratified at our ordinary and extraordinary shareholders' meeting, which was held on April 30, 2003.

     CONFLICTS OF INTEREST. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict, with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board of Directors or any committee of our Board of Directors. We have established a Related Party Transactions Committee to review and approve transactions and arrangements with our principal shareholders, directors, executive officers and other related parties. In addition, pursuant to the Mexican Securities Market Law our Audit Committee must prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors. Members of our Board, members of our Audit Committee and our Statutory Auditor will be liable to our stockholders for breach of their duty of loyalty to the corporation to the extent that these persons approve transactions in which they have a conflict of interest. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Related Party Transactions Committee."

     APPRAISAL RIGHTS AND OTHER MINORITY PROTECTIONS. Whenever our shareholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any shareholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, L Shares or D Shares in an amount calculated in accordance with Mexican law. However, shareholders must exercise their appraisal rights within fifteen days after the shareholders' meeting at which the matter was approved. Because holders of L Shares and D Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See "--Voting Rights and Shareholders' Meetings."

     As described above under the caption "-- Mexican Securities Market Law," in accordance with recent amendments to the Mexican Securities Market Law we amended our bylaws to include a number of minority protections. These minority protections include provisions that permit:

          - holders of at least 10% of our outstanding capital stock to call a shareholders' meeting in which they are entitled to vote;

          - subject to the satisfaction of certain requirements under Mexican law, holders of at least 15% of our outstanding capital stock to bring an action for civil liabilities against our directors;

          - holders of at least 10% of our shares who are entitled to vote and are represented at a shareholders' meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed; and

          - subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any shareholder resolution.

     See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Protections Afforded to Minority Shareholders Under Mexican Law Are Different From Those in the United States." In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors. See "Directors, Senior Management and Key Employees -- Board of Directors" and "-- Committees of the Board of Directors."

     The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions helped to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements. See "-- Voting Rights and Shareholders' Meetings."

     As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

     In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules. We are also exempt from some of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.

                            ANTITAKEOVER PROTECTIONS

     GENERAL. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of A Shares and/or CPOs which, when coupled with A Shares and/or CPOs previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding A Shares (including A Shares underlying
CPOs), (ii) any competitor or group of competitors that wishes to acquire beneficial ownership of A Shares and/or CPOs which, when coupled with A Shares and/or CPOs previously beneficially owned by such competitor, group of competitors or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of A Shares and/or CPOs representing 10% or more of our outstanding A Shares (including A Shares underlying CPOs), and (iv) any competitor or group of competitors that wishes to acquire beneficial ownership of A shares and/or CPOs representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our shareholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire A Shares and/or CPOs in violation of these requirements will not be considered the beneficial owners of such shares under our bylaws. Accordingly, these holders will not be able to vote such A Shares and/or the capital stock underlying such CPOs or receive any dividends, distributions or other rights in respect of these shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the shares so acquired.

     Pursuant to our bylaws, a "competitor" is generally defined as any person or entity who, directly or indirectly, is engaged in any of the following businesses or activities: television production and broadcasting, pay television production, program licensing, direct-to-home satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A "competitor" is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

     BOARD NOTICES, MEETINGS, QUORUM REQUIREMENTS AND APPROVALS. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our shares it beneficially owns, (ii) the percentage of shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our shares, (iii) the number and class/type of shares it intends to acquire, (iv) the number and class/type of shares it intends to grant or share a common interest or right, (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vi) its ability to acquire our shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition, (viii) if it has obtained any financing from one of its related parties for the payment of the shares, (ix) the purpose of the intended acquisition, (x) if it intends to acquire additional shares in the future, which coupled with the current intended acquisition of shares and the A Shares and/or CPOs previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our voting shares, (xi) if it intends to acquire control of us in the future, (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors, and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

     Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted.

     With the exception of acquisitions that must be approved by the general extraordinary shareholder's meeting as described below in "Shareholder Notices, Meetings, Quorum Requirements and Approvals," any acquisition of A

Shares and/or CPOs representing at least 5% or 10%, as the case may be, of our outstanding capital stock or A Shares (including A Shares underlying CPOs), respectively, must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board is present. Such acquisitions must be approved by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

     SHAREHOLDER NOTICES, MEETINGS, QUORUM REQUIREMENTS AND APPROVALS. In the event (i) of a proposed acquisition of shares that would result in a "change of control," (ii) our Board cannot hold a Board meeting for any reason, (iii) the Board cannot reach a decision concerning an acquisition of A Shares and/or CPOs representing at least 5% or 10%, as the case may be, of our outstanding capital stock or A Shares (including A Shares underlying CPOs), (iv) the Board determines that the proposed acquisition must be approved by our shareholders at a general extraordinary shareholders' meeting, or (v) the potential acquiror is our competitor which intends to acquire A Shares and/or CPOs representing 5% or more of our capital stock and the Board fails to vote against the proposed acquisition, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding A Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding A Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding A Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding A Shares are present.

     Pursuant to our bylaws, a "change of control" is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding A Shares, (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies.

     In the event that the general extraordinary shareholders' meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary shareholders' meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary shareholders' meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of the A Shares at the offices of our Secretary.

     MANDATORY TENDER OFFERS IN THE CASE OF CERTAIN ACQUISITIONS. If either our Board of Directors or our shareholders at a general extraordinary shareholders' meeting, as the case may be, authorize an acquisition of A Shares and/or CPOs which increases the acquiror's ownership to 20% or more, but not more than 50%, of our outstanding A Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (x) the percentage of A Shares (including those A Shares underlying CPOs) intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our shareholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following:

          (i) the book value of the A Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors,

          (ii) the highest closing price of the A Shares, CPOs and/or GDSs on any stock exchange during any of the three hundred and sixty five
               (365) days preceding the date of the shareholders' resolution approving the acquisition; or

          (iii) the highest price paid for any A Shares, CPOs and/or GDSs at any time by the acquiror.

     All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or shareholders' meeting, as the case may be. All holders must be paid the same price for their A Shares and/or any shares underlying CPOs.

     The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority shareholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein. See "-- Mexican Securities Market Law."

     EXCEPTIONS. The provisions of our bylaws summarized above will not apply to
(i) transfers of A Shares and/or CPOs by operation of the laws of inheritance,
(ii) acquisitions of A Shares and/or CPOs by any person who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors, as well as by (A) entities controlled by such person, (B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any A Shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of A Shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

     AMENDMENTS TO THE ANTITAKEOVER PROVISIONS. Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States and some of the experts named in this annual report also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Key Information -- Risk Factors -- Risks Factors Related to Our Securities -- It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons

                               MATERIAL CONTRACTS

     We have been granted a number of concessions by the Mexican government that authorize us to broadcast our programming over our television and radio stations and our cable and DTH systems, as well as operate our nationwide paging business. These concessions are described under "Information on the Company Business-- Overview--Regulation." If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

     We operate our DTH satellite service in Mexico, Innova, through a joint venture with News Corp. and Liberty Media, and our DTH joint ventures in Latin America outside of Mexico and Brazil through a partnership with News Corp., Globopar and Liberty Media. See "Information on the Company Business Overview-- DTH Joint Ventures."

     We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S. $100 million term loan facility in December 2001and U.S. $300 million in aggregate principal amount of 8.5% Senior Notes due 2002. We redeemed all of our remaining Senior Discount Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, the indenture and supplemental indentures related to our 8 5/8% Senior Notes due 2005, our 8% Senior Notes due 2011 and our 8.5% Senior Notes due 2032, our working capital facility with Banamex, our five-year term U.S. $100.0 million loan facility and our Ps.800 million long-term credit agreement, see "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Refinancings" and "-- Indebtedness."

     Our transactions and arrangements with related parties are described under "Major Shareholders and Related Party Transactions -- Related Party Transactions."

     For a description of our material transactions and arrangements with Univision, see "Information on the Company -- Business Overview -- Univision."

     For a description of our joint venture agreement with Grupo Prisa, see "Information on the Company -- Business Overview -- Radio -- Joint Venture; Proposed Acquisition."

     For a description of our recent acquisition of OCEN, see "Information on the Company -- Business Overview -- Other Business -- Sports and Show Business Promotions."

                                LEGAL PROCEEDINGS

     Our United States music recording subsidiary, Fonovisa, Inc., made an estimated U.S.$10.0 million in payments over a ten-year period in an apparent violation of U.S. laws. As a result, we underreported taxable income. We have taken action to assure that these payments have stopped. In connection with this matter, we pled guilty to one count of filing a false corporate tax return for the fiscal year ended December 31, 1992 and paid a U.S.$700,000 fine in 2000. This matter did not have, and we do not expect that it will have, a material adverse effect on our financial condition or results of operations. In addition, we recently sold our music recording operations, including Fonovisa, to Univision in April 2002. We may have to pay certain working capital adjustments to Univision in connection with an audit of the music recording business, which is expected to be resolved by the parties in 2003. We do not expect that this matter will have a material adverse effect on our financial condition or results of operations. As a result of this sale, we are no longer engaged in the music recording business. See "Information on the Company -- Business Overview -- Music Recording."

     On June 21, 2002, DirecTV WC, Inc., or DirecTV, drew down on a U.S.$10.0 million letter of credit that we issued in connection with our license agreement with DirecTV relating to the 2002 Korea/Japan FIFA World Cup. DirecTV has claimed that we have breached certain black-out obligations in connection with our transmission of certain 2002 World Cup soccer matches. DirecTV simultaneously filed an arbitration claim for damages as a result of the alleged breach for an additional amount of U.S.$15.0 million. We believe that we have not violated the license agreement, and we continue to oppose the arbitration process and the claims asserted by DirecTV. Notwithstanding our opposition to the arbitration process, we have consented to participate in the proceedings, under objection, and we are currently in the process of discovery. We cannot give you any assurances as to the outcome of the arbitration process.

     In June 2003, we were notified by the Secretaria de Hacienda y Credito Publico, or the Mexican tax authority, of a federal tax claim made against us for approximately Ps.302.0 million plus approximately Ps.658.7 million of penalties and surcharges. The claim, which relates to an alleged assets tax liability for the year ended December 31, 1994, was originally brought by the Mexican tax authority in 1999, but was dismissed in 2002 on procedural grounds. We believe that this claim is without merit, and we intend to vigorously defend this claim, although no assurances can be given as to the outcome of this dispute.

     There are other various legal actions and other claims pending against us that are incidental to our ordinary course of our business. Our management does not consider these actions or claims to be material. See Note 13 to our year-end financial statements.

                                EXCHANGE CONTROLS

     For a description of exchange controls and exchange rate information, see "Key Information -- Exchange Rate Information."

                                    TAXATION

U.S. TAXES

     GENERAL. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the A Shares, L Shares and D Shares underlying the CPOs, in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder based on the holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S.
Holder:

          - that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our shares;

          - that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

          -    whose functional currency is not the U.S. Dollar.

     Also, this discussion does not consider:

          - the tax consequences to the shareholders, partners or beneficiaries of a U.S. Holder; or

          - special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or underlying A Shares, L Shares and D Shares, as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

     In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or underlying A Shares, L Shares and D Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

          - the Internal Revenue Code of 1986, as amended, applicable Treasury regulations and judicial and administrative interpretations, and

          - the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocol, collectively referred to herein as the "tax treaty,"

and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and

          - is also based, in part, on the representations of the depositary with respect to the GDSs and on the assumption that each obligation in the deposit agreement relating to the GDSs in the deposit agreement and any related agreements will be performed in accordance with its terms.

     As used in this section, the term "U.S. Holder" means a beneficial owner of CPOs, GDSs or underlying A Shares, L Shares and D Shares that is, for U.S. federal income tax purposes:

          -    a citizen or individual resident of the United States;

          - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. treasury regulations;

          - an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

          - a trust, in general, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending at the close of that year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year would be counted. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

     The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

          -    is not a resident of Mexico for purposes of the tax treaty;

          -    is an individual who has a substantial presence in the United
               States;

          - is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and

          - does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or underlying A Shares, L Shares and D Shares is effectively connected.

     For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of underlying A Shares, L Shares and D Shares represented by the GDSs and CPOs.

     DIVIDENDS. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as ordinary income to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. A U.S. Holder who is an individual may be eligible for reduced rates of taxation on any amount of such distributions treated as dividends. U.S. Holders will not be entitled to claim a dividends received deduction for these dividends. To the extent, if any, that the amount of a distribution exceeds our current and/or accumulated earnings and profits, the distribution will first reduce the U.S. Holder's adjusted tax basis in its CPOs, GDSs or underlying A Shares, L Shares and D Shares and, to the extent the distribution exceeds the U.S. Holder's adjusted tax basis, it will be treated as gain from the sale of the U.S. Holder's CPOs, GDSs or the underlying A Shares, L Shares and D Shares.

     The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, JPMorgan Chase Bank, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. Dividends distributed by us on CPOs, GDSs or shares underlying the CPOs generally will constitute foreign source "passive income" or, in the case of some U.S. Holders, "financial services income," for foreign tax credit purposes.

     Subject to certain limitations, a U.S. holder may be eligible to claim as a credit or deduction for purposes of computing its U.S. federal income tax liability the Mexican withholding tax properly withheld from dividend distributions. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions.

     Under rules enacted by the U.S. Congress in 1997 and other guidance released by the U.S. Treasury Department, foreign tax credits will not be allowed for withholding taxes imposed on some short-term or hedged positions in securities or on arrangements in which a U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

     Pro rata distributions of additional shares to our shareholders (including U.S. Holders of GDSs) generally will not be subject to U.S. federal income tax.

     Holders that are not U.S. Holders of CPOs, GDSs or underlying A Shares, L Shares and D Shares will not be subject to U.S. federal income or withholding tax on dividends paid with respect to the CPOs, GDSs or the underlying A Shares, L Shares and D Shares, unless the income is effectively connected with the conduct by the holder of a trade or business in the United States.

     CAPITAL GAINS. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the CPOs, GDSs or underlying A Shares, L Shares and D Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or underlying A Shares, L Shares and D Shares have been held for more than one year at the time of disposition.

     Such capital gains generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the tax treaty. If capital gains are subject to Mexican taxation under the tax treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors.

     Capital losses recognized on the sale or other taxable disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares generally will offset U.S. source income. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, L Shares and D Shares for CPOs by U.S. Holders will not be subject to U.S. federal income tax.

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our CPOs, GDSs or underlying A Shares, L Shares and D Shares unless:

          - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. In this case, the gain will generally be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" may also apply; or

          - the non-U.S. holder is an individual who holds CPOs, GDSs or underlying A Shares, L Shares and D Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements.

     U.S. BACKUP WITHHOLDING. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on underlying A Shares, L Shares and D Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares, unless the U.S.
Holder:

          -    is a corporation or comes within an exempt category; or

          - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

     The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund; provided, however, that certain required information is furnished to the U.S. Internal Revenue Service. A Non-U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.

MEXICAN TAXES

     GENERAL. The following is a summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares by a person that is not a resident of Mexico, as defined below.

     U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the tax treaty between the United States and Mexico. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or shares underlying the CPOs. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

     This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

          -    the Income Tax Law, Federal Tax Code, and

          -    the tax treaty.

     Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares.

     For Mexican income tax purposes, the following principles apply regarding residency:

          - a natural person may be treated as a resident of Mexico if he or she has established his or her home in Mexico, unless he or she resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes;

          - a legal entity is a resident of Mexico if it is established under Mexican law, or it has established in Mexico its main place of management;

          - a Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate otherwise; and

          - a permanent establishment in Mexico of a foreign individual or entity shall be required to pay taxes for income attributable to such permanent establishment.

     DIVIDENDS. Dividends, either in cash or in any other form, paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax.

     When dividends are paid from our "previously taxed net earnings account," or "cuenta de utilidad fiscal neta," we will not be required to pay any Mexican corporate income tax on the dividends. When such dividends are paid from our "reinvested net tax earnings account," or "cuenta de utilidad fiscal neta reinvertida," we will be required to pay a 5% Mexican corporate tax on the dividends multiplied by 1.5385. If dividends are not paid from either our "previously taxed net earnings account" or our "reinvested net tax earnings account" we will be required to pay a

34% Mexican corporate income tax on the dividends multiplied by 1.5152. As of January 1st, 2002, Mexican entities may no longer defer 5% of their corporate income tax on reinvested earnings. However, under applicable transition rules, when paying dividends, Mexican entities with a positive balance in their "reinvested net tax earnings account" corresponding to taxes deferred for earnings obtained in 1999, 2000 and 2001, must pay such deferred tax before comparing the dividend to the "previously taxed net earnings account."

     As a result of changes to the Mexican tax law effective January 1, 2002, the corporate income tax rate will be gradually reduced to 32%. For 2003 the applicable corporate income tax rate is 34% and will be reduced by 1% in each year until reaching 32% in 2005.

     SALES OR OTHER DISPOSITIONS. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, L Shares and D Shares for CPOs will not give rise to Mexican tax or transfer duties.

     Generally, the sale or other disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares will not be subject to any Mexican tax if:

          - the sale is carried out through the Mexican Stock Exchange (or a recognized securities market located in a country with which Mexico has entered into a tax treaty); and

          - the Ministry of Finance and Public Credit considers such securities to be publicly held.

     Sales or other dispositions of CPOs, GDSs or underlying A Shares, L Shares and D Shares made in other circumstances would be subject to Mexican income tax. However, under the tax treaty, any U.S. Holder that is eligible to claim the benefits of the tax treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the tax treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties.

     OTHER MEXICAN TAXES. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares. However, a gratuitous transfer of CPOs, GDSs or underlying A Shares, L Shares and D Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of GDSs, CPOs, or underlying A Shares, L Shares and D Shares.

                              DOCUMENTS ON DISPLAY

     For further information with respect to us and our CPOs and GDSs, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit to any filing we have made with the SEC is qualified in its entirety by the filed exhibit.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York, 10007 and Citicorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We furnish JPMorgan Chase Bank, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and include reconciliations of net income and stockholders' equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The deposit agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of shareholders' meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.

     As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the United States.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURES

     Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations and changes in the market value of investments. The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2002.

     RISK MANAGEMENT. We are exposed to market risks arising from changes in interest rates and foreign currency exchange rates, in both the Mexican and United States markets. Our risk management activities are monitored by our treasury department and reported to our Executive Committee.

     We monitor our exposure to interest rate risk by evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments. Foreign exchange risk is monitored by assessing our net monetary liability position in U.S. Dollars and our forecasted cash flow needs for anticipated U.S. Dollar investments and servicing our U.S. Dollar-denominated debt. Equity price risk is assessed by evaluating the long-term value of our investment in both domestic and foreign affiliates, versus comparable investments in the marketplace. We do not use derivative financial instruments to manage equity risk. We classify our equity investments, consisting primarily of investments in both domestic and foreign affiliates, as long-term assets.

     Historically, we have not undertaken any specific actions to cover our exposure to interest rate risk and, at December 31, 2000, 2001 and 2002, we were not a party to any interest rate risk management transactions. Over the years, we have selectively entered into contracts in order to manage our exposure to changes in the U.S. Dollar to Peso exchange rate, including the forward contracts discussed below. Even though our objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign exchange rate changes, we nonetheless incurred losses in connection with the forward exchange contracts described below as a result of the appreciation of the Peso as compared to the U.S. Dollar in 2001. We do not enter into foreign currency transactions for trading or speculative purposes.

     In June 1999, we entered into forward exchange contracts for notional amounts of U.S.$100.0 million and Ps.1,253.5 million (nominal) to hedge the U.S. Dollar semi-annual interest payments in respect of our Series A Senior Notes and Series B Senior Notes. Following the completion of the tender offer and consent solicitations for these notes, these forward exchange contracts hedged our U.S. Dollar semi-annual interest payments on our three-year U.S.$400.0 million term loan facility through 2001. As of December 31, 2001, no forward exchange contracts were outstanding. See Notes 1(p) and 9 to our year-end financial statements.

     In the third quarter of 1999, we entered into a total return bond swap agreement in respect of our Series A Senior Notes. Pursuant to this agreement, as amended, a financial institution purchased, in the open market at a premium, U.S.$41.0 million of our Series A Senior Notes. We received an up-front fee in an amount equal to 5.4% of the face amount of these securities. Depending upon market conditions, upon maturity, we are required to pay or receive an amount equal to the difference between the market value paid by the financial institution for these securities and the respective market value of Mexican Federal Government Bonds with an annual interest of 9.875% due in 2007. See Note 9 to our year-end financial statements.

     In July 1999, we entered into forward exchange contracts for notional amounts of U.S.$45.0 million and Ps.585.7 million (nominal) for purposes of hedging our anticipated investments in our DTH joint ventures. The terms of these contracts were for periods ranging from 14 to 26 months. As of December 31, 2001, none of these contracts were outstanding. See Notes 1(p) and 5 to our year-end financial statements.

     We did not enter into any new financial instruments during 2001. In connection with the Senior Notes due 2005, in the third quarter of 2002 we entered into currency option agreements with a financial institution on a notional amount of U.S.$100 million. Under these agreements and subject to the exercise of the options by us and the financial institution, as well as the payment of related premiums by us for approximately U.S.$5.9 million in April 2004, the parties will exchange related U.S. dollars and Mexican pesos at fixed exchange rates in October 2005. We have recorded the change in fair value of these agreements from inception through December 31, 2002 in the integral cost of financing (foreign exchange gain or loss). In addition, in October 2002 we entered into option agreements to exchange interest rates with a financial institution on a notional amount of U.S.$200 million, and received premiums in cash for an amount of approximately U.S.$1.7 million which are being amortized through the maturity of these Senior Notes. We have recorded the change in fair value of these agreements, together with the amortization of related premiums, from inception through December 31, 2002 in the integral cost of financing (interest expense). In February 2003, the financial institution declined to exercise these options and we recognized the benefit of unamortized premiums.

     In connection with the Senior Notes due 2011, in the fourth quarter of 2002 we entered into interest rate swap agreements with a financial institution on a notional amount of U.S.$100 million. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. We have recorded the change in fair value of these agreements from inception through December 31, 2002 in the integral cost of financing (interest expense).

     In the third quarter of 2002, we entered into agreements to sell share put options to a financial institution and received premiums in cash for approximately U.S.$1.4 million. Under these agreements and depending on market conditions we have a remaining potential obligation to purchase the equivalent of 30,006,360 shares of our common stock for an aggregate amount of approximately U.S.$12.9 million. These put options were exercisable only in April 2003. The financial institution may settle the put options by physical settlement of the options or by cash at our option. We have recorded the change in fair value of these agreements, together with related premiums, from inception through December 31, 2002 in other income or expense. These agreements were settled down by the financial institution in April 2003.

     Effective March 1, 2002, we designated our equity investment in Univision as an effective hedge of the U.S. Dollar semi-annual interest payment with respect to both our 8% Senior Notes due in 2011 and our 8.5% Senior Notes due 2032 (see Notes 1(c) and 9). For so long as we maintain our net investment in Univision as an effective hedge against these interest payment obligations, any foreign exchange gain or loss attributable to our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 will be credited or charged directly to equity (foreign currency translation) for Mexican GAAP purposes.

     SENSITIVITY AND FAIR VALUE ANALYSES. The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2001 and 2002. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. During 2002, interest rates in Mexico and the United States steadily declined and the Peso has significantly appreciated against the U.S. Dollar. Nevertheless, for purposes of the following sensitivity analyses, we have made conservative assumptions of expected near term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

                                                                             FAIR VALUE AT DECEMBER 31,
                                                                  -------------------------------------------------
                                                                      2001              2002            2002
                                                                  -------------     -----------     ---------------
                                                                      (MILLIONS OF PESOS IN PURCHASING POWER OF
                                                                                DECEMBER 31, 2002 OR
                                                                           MILLIONS AS OF U.S. DOLLARS)(a)
ASSETS:...................................................
     Temporary investments(b).............................         Ps. 5,432.4      Ps. 7,173.6     U.S.$   685.6

LIABILITIES:..............................................
     U.S. DOLLAR-DENOMINATED DEBT:........................
           Long-term debt securities(c)...................         Ps.   750.6      Ps.   804.9     U.S.$    76.9
           Five-year U.S.$100.0 million term loan(d)......               970.1          1,046.4             100.0
           Senior Notes due 2005(e).......................             2,080.5          2,247.7             214.8
           Senior Notes due 2011(f).......................             2,924.0          3,150.8             301.1
           Senior Notes due 2032(g) ......................                  --          3,032.2             289.8
     MEXICAN PESO-DENOMINATED DEBT:.......................
           UDI-denominated long-term loan facility(h).....             3,742.5          3,764.9             359.8
           Long-term notes payable to Mexican Bank(i).....               748.0            491.1              46.9

(a) Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.10.464 per U.S. Dollar, the Interbank Rate as of December 31, 2002.

(b) At December 31, 2002, our temporary investments consisted of fixed rate short-term deposits in commercial banks (primarily Peso- and U.S. Dollar-denominated in 2001 and 2002). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(c) At December 31, 2002, fair value exceeded the carrying value of those debt securities by approximately Ps.28.6 million (U.S.$2.7 million). The increase in the fair value of a hypothetical 10% increase in the estimated market price of those debt securities would amount to Ps.80.5 million (U.S.$7.7 million) at December 31, 2002.

(d) At December 31, 2002, fair value approximates the carrying value of amounts outstanding under this loan. A hypothetical 10% increase in U.S. interest rates would decrease the fair value of amounts outstanding under this loan by approximately Ps.5.3 million (U.S.$0.5 million) at December 31, 2002.

(e) At December 31, 2002, fair value exceeded carrying value of these notes by approximately Ps.154.9 million (U.S.$14.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.224.8 million (U.S.$21.5 million) at December 31, 2002.

(f) At December 31, 2002, fair value exceeded carrying value of these notes by approximately Ps.11.6 million (U.S.$1.1 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.315.1 million (U.S.$30.1 million) at December 31, 2002.

(g) At December 31, 2002, carrying value exceeded fair value of these notes by approximately Ps.107.0 million (U.S.$10.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.303.2 million (U.S.$29.0 million) at December 31, 2002.

(h) At December 31, 2002, fair value exceeded carrying value of amounts outstanding under this loan by approximately Ps.261.7 million (U.S.$25.0 million). At December 31, 2002, a hypothetical 10% increase in the Mexican inflation rate to 6.27% for the year 2003 would increase principal amounts outstanding under this UDI-denominated long term loan facility by approximately Ps.219.7 million. An inflation rate of 3.00% is forecasted by the Mexican government for 2003.

(i) At December 31, 2002, fair value approximates carrying value of these notes. At December 31, 2002, a hypothetical 10% increase in Mexican interest rates would decrease the fair value of these notes by approximately Ps.3.2 million (U.S.$0.3 million).

     We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------
                                                                              2001                    2002
                                                                         --------------         --------------
                                                                             (IN MILLIONS OF U.S. DOLLARS)
U.S. Dollar-denominated short-term investments and long-term notes
     receivable.................................................         U.S.$    567.8         U.S.$    577.3
U.S. Dollar-denominated senior debt securities and other notes
     payable....................................................                1,169.5                1,239.9
                                                                         --------------         --------------
                                                                                  601.7                  662.6
Derivative instruments, net.....................................                     --                    1.2
                                                                         --------------         --------------
     Net liability position.....................................         U.S.$    601.7         U.S.$    663.8
                                                                         ==============         ==============

     At December 31, 2002, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.33.4 million and an increase in other comprehensive loss of Ps.313.9 million. This depreciation rate is based on the December 31, 2003 forecast of the U.S. Dollar to Peso exchange rate for 2003 by the Mexican government for such year.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

     Within the 90-day period prior to the date of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14(c) and 15d-14(c) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     There have been no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

                                    PART III

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B.     CODE OF ETHICS

     Not applicable.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

                                     PART IV

ITEM 17.      FINANCIAL STATEMENTS

     Grupo Televisa has responded to Item 18 in lieu of Item 17.

ITEM 18.      FINANCIAL STATEMENTS

     See pages F-1 through F-99, which are incorporated herein by reference.

ITEM 19.      EXHIBITS

     Documents filed as exhibits to this registration statement appear on the following page.

 (a) Exhibits.

                              EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
-------                           -----------------------
 1.1--    English translation of Amended and Restated Bylaws (Estatutos
          Sociales) of the Registrant, dated as of April 30, 2003.

 2.1--    Indenture relating to the 11 3/8% Series A Senior Notes, dated as of
          May 13, 1996, between the Registrant, as Issuer, and Fleet National
          Bank, as Trustee (previously filed with the Securities and Exchange
          Commission as Exhibit 4.6 to the Registrant's Registration Statement on Form F-3 (File number 333-11310), as amended (the "Form F-3"), and incorporated herein by reference).

 2.2--    Indenture relating to the 11 7/8% Series B Senior Notes, dated as of
          May 13, 1996, between the Registrant, as Issuer, and Fleet National
          Bank, as Trustee (previously filed with the Securities and Exchange
          Commission as Exhibit 4.7 to the Form F-3 and incorporated herein by reference).

 2.3-- Supplemental Indenture relating to the 11 3/8% Series A Senior Notes, dated as of April 11, 2000, between the Registrant, as Issuer, and State Street Bank and Trust (as successor in interest to Fleet
          National Bank), as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 2.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1999 (the "1999 Form
          20-F") and incorporated herein by reference).

 2.4-- Supplemental Indenture relating to the 11 7/8% Series B Senior Notes, dated as of April 11, 2000, between the Registrant, as Issuer, and State Street Bank and Trust (as successor in interest to Fleet
          National Bank), as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 2.5 to the 1999 Form 20-F and incorporated herein by reference).

 2.5--    Indenture relating to Senior Debt Securities, dated as of August 8,
          2000, between the Registrant, as Issuer, and The Bank of New York, as
          Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant's Registration Statement on Form F-4
          (File number 333-12738), as amended (the "2000 Form F-4"), and incorporated herein by reference).

 2.6--    First Supplemental Indenture relating to the 8 5/8% Senior Notes due
          2005, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale a Luxembourg, S.A.
          (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the 2000 Form F-4 and incorporated herein by reference).

 2.7--    Second Supplemental Indenture relating to the 8 5/8% Senior Exchange
          Notes due 2005, dated as of January 19, 2001, between the Registrant, as Issuer, and the Bank of New York and Banque Internationale a Luxembourg, S.A. (previously filed with the Securities and Exchange
          Commission as Exhibit 4.3 to the 2000 Form F-4 and incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
-------                           -----------------------
 2.8--    Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and
          The Bank of New York and Banque Internationale a Luxembourg, S.A.
          (previously filed with the Securities and Exchange Commission as
          Exhibit 4.4 to the Registrant's Registration Statement on Form F-4
          (File number 333-14200) (the "2001 Form F-4") and incorporated herein by reference).

 2.9--    Fourth Supplemental Indenture relating to the 8.5% Senior Exchange
          Notes due 2032 between the Registrant, as Issuer, and The Bank of New
          York and Dexia Banque Internationale a Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant's Registration Statement on Form F-4 (the "2002 Form F-4") and incorporated herein by reference).

 2.10-- Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia
          Banque Internationale a Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

 2.11-- Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary and all holders and beneficial owners of the Global
          Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form F-6 (File number
          333-99195) (the "Form F-6") and incorporated herein by reference).

 4.1-- Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant's Registration
          Statement on Form F-4 (File number 33-69636), as amended, (the "1993
          Form F-4") and incorporated herein by reference).

 4.2-- Agreement of General Partnership of Sky Multi-Country Partners, dated as of October 24, 1997, among DTH USA, Inc., SESLA, Inc., Televisa
          MCOP Holdings, Inc. and TCI Multicountry DTH, Inc (previously filed with the Securities and Exchange Commission as Exhibit 10.3 to the Form F-3 and incorporated herein by reference).

 4.3--    Amended and Restated Collateral Trust Agreement, dated as of June 13,
          1997, as amended, among PanAmSat Corporation, Hughes Communications,
          Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and
          Trust Company (previously filed with the Securities and Exchange
          Commission as an Exhibit to the Registrant's Annual Report on Form
          20-F for the year ended December 31, 2001 (the "2001 Form 20-F") and incorporated herein by reference).

 4.4--    Amended and Restated Program License Agreement, dated as of December
          19, 2001, by and between Productora de Teleprogramas, S.A. de C.V. and Univision Communications Inc. ("Univision") (previously filed with the
          Securities and Exchange Commission as Exhibit 10.7 to the 2001 Form
          F-4 and incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
-------                           -----------------------
 4.5--    Participation Agreement, dated as of October 2, 1996, by and among
          Univision, Perenchio, the Registrant, Venevision and certain of their respective affiliates (previously filed with the Securities and
          Exchange Commission as Exhibit 10.8 to Univision's Registration
          Statement on Form S-1 (File number 333-6309) (the "Univision Form
          S-1") and incorporated herein by reference).

 4.6-- Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and among Univision, Venevision and the Registrant (previously filed with the Securities and Exchange
          Commission as Exhibit 10.9 to the 2001 Form F-4 and incorporated herein by reference).

 4.7--    Co-Production Agreement, dated as of March 27, 1998, between the
          Registrant and Univision Network Limited Partnership (previously filed with the Securities and Exchange Commission as an Exhibit to Univision's Annual Report on Form 10-K for the year ended December 31,
          1997 and incorporated herein by reference).

 4.8--    Summary of Termination of Joint Venture Agreement between the
          Registrant and America Movil, S.A. de C.V. (successor in interest to
          Telefonos de Mexico, S.A. de C.V.), dated as of April 7, 2002
          (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the 2001 Form 20-F and incorporated herein by reference).

 4.9--    Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L.
          de C.V., dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to the 1998 Form 20-F and incorporated herein by reference).

 4.10-- English translation of a summary of the provisions of Letter Agreement between Registrant and Grupo Televicentro, S.A. de C.V., dated as of December 10, 1993 (previously filed with the Securities and Exchange
          Commission as an Exhibit to the Form F-3 and incorporated herein by reference).

 4.11-- U.S.$100,000,000 Credit Agreement, dated as of December 21, 2001, among the Registrant, JPMorgan Chase Bank, J.P. Morgan Securities Inc.
          and Salomon Smith Barney Inc. (previously filed with the Securities and Exchange Commission as Exhibit 10.4 to the 2001 Form F-4 and incorporated herein by reference).

 4.12--   Summary of Joint Venture Agreement between the Registrant and
          Promotora de Informaciones, S.A., dated as of October 14, 2001
          (previously filed with the Securities and Exchange Commission as Exhibit 4.13 to the 2001 Form 20-F and incorporated herein by reference).

 8.1--    List of Subsidiaries of Registrant.

 12.1-- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 12.2-- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     (b) Financial Statement Schedules

     All financial statement schedules relating to the Registrant are omitted because they are not required or because the required information, if material, is contained in the audited year-end financial statements or notes thereto.

                                   SIGNATURE

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     Date:  June 30, 2003        GRUPO TELEVISA, S.A.

                                      By:  /s/ RAFAEL CARABIAS PRINCIPE
                                         --------------------------------
                                      Name:    Rafael Carabias Principe
                                      Title:   Vice President of Administration

                                      By:  /s/ JORGE LUTTEROTH ECHEGOYEN
                                           -------------------------------
                                      Name:    Jorge Lutteroth Echegoyen
                                      Title:   Controller and Vice President

                                 CERTIFICATIONS

I, Emilio Azcarraga Jean, certify that:

1.   I have reviewed this annual report on Form 20-F of Grupo Televisa, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:        /s/  EMILIO AZCARRAGA JEAN
       -----------------------------------
       Name:  Emilio Azcarraga Jean
       Title: Chairman, President and Chief Executive Officer

I, Alfonso de Angoitia Noriega, certify that:

1.   I have reviewed this annual report on Form 20-F of Grupo Televisa, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:       /s/  ALFONSO DE ANGOITIA NORIEGA
       ----------------------------------------
       Name:  Alfonso de Angoitia Noriega
       Title: Executive Vice President and Chief Financial Officer

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                              GRUPO TELEVISA, S.A.

                                                                                                                      PAGE
                                                                                                                      ----
Report of Independent Accountants.................................................................................     F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002......................................................     F-3

Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002............................     F-5

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2000, 2001 and 2002...     F-6

Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2000, 2001 and 2002.....     F-7

Notes to Consolidated Financial Statements for the Years Ended December 31, 2000, 2001 and 2002...................     F-9

Schedule II - Consolidated Valuation and Qualifying Accounts for the Years Ended December 31, 2000, 2001 and 2002..   F-66

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                           INNOVA, S. DE R.L. DE C.V.

                                                                                                                      PAGE
                                                                                                                      ----
Report of Independent Accountants..................................................................................  F-67

Consolidated Balance Sheets as of December 31, 2002 and 2001.......................................................  F-68

Consolidated Statements of Loss for the Years Ended December 31, 2002, 2001 and 2000...............................  F-69

Consolidated Statements of Changes in Stockholders' Deficit for the Years Ended December 31, 2002,
     2001 and 2000.................................................................................................  F-70

Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2002, 2001 and

     2000..........................................................................................................  F-71

Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000....................  F-72

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, D.F., February 26, 2003

To the Stockholders of Grupo Televisa, S.A.:

We have audited the accompanying consolidated balance sheets of Grupo Televisa, S.A. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years ended December 31, 2000, 2001 and 2002, and the financial statement schedule included in this Form 20-F. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 (p) to the consolidated financial statements, effective January 1, 2001, Grupo Televisa, S.A. and subsidiaries adopted the guidelines of the Bulletin C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants.

In our opinion, the financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Grupo Televisa, S.A. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years ended December 31, 2000, 2001 and 2002, and the determination of consolidated stockholders' equity at December 31, 2001 and 2002, to the extent summarized in Note 27 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

/s/ FELIPE PEREZ CERVANTES, C.P.C.
------------------------------------
by:  Felipe Perez Cervantes, C.P.C.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)
                                (NOTES 1 AND 2)

                                                                                          2001             2002
                                                                                     --------------   --------------
ASSETS
Current:
   Available:
     Cash.......................................................                     Ps.    513,376   Ps.  1,613,176
     Temporary investments......................................                          5,432,399        7,173,633
                                                                                     --------------   --------------
                                                                                          5,945,775        8,786,809

Trade notes and accounts receivable - net.......................     (Note 3)             9,268,759        9,563,636
Other accounts and notes receivable - net.......................                            952,628          867,851
Due from affiliated companies - net.............................     (Note 18)              435,247                -
Transmission rights, programs, production talent advances and
  films ........................................................     (Note 4)             2,700,553        3,420,102
Inventories.....................................................                            562,871          508,684
Other current assets............................................                            944,108          430,170
Current assets of discontinued operations.......................     (Note 23)              729,650                -
                                                                                     --------------   --------------
     Total current assets.......................................                         21,539,591       23,577,252

Transmission rights, programs, literary works and films.........     (Note 4)             5,215,428        4,837,440
Investments.....................................................     (Note 5)             5,342,799        3,033,092
Property, plant and equipment - net.............................     (Note 6)            14,736,497       15,343,222
Goodwill and trademarks - net...................................     (Note 7)             3,053,495        7,966,199
Deferred costs - net............................................     (Note 8)             1,726,481        1,357,716
Other assets....................................................     (Note 12)              350,102          358,550
Non-current assets of discontinued operations...................     (Note 23)               40,837                -
                                                                                     --------------   --------------
     Total assets...............................................                     Ps. 52,005,230   Ps. 56,473,471
                                                                                     ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)
                                (NOTES 1 AND 2)

                                                                                          2001             2002
                                                                                     --------------   --------------
LIABILITIES
Current:
   Current portion of long-term debt............................     (Note 9)        Ps.    353,889   Ps.  1,239,880
   Trade accounts payable.......................................                          2,083,571        2,228,507
   Customer deposits and advances...............................                         11,416,678       11,549,427
   Taxes payable................................................                            285,787          886,387
   Accrued interest.............................................                            220,092          307,468
   Other accrued liabilities....................................                            656,364          817,329
   Due to affiliated companies - net............................     (Note 18)                    -           58,712
   Current liabilities of discontinued operations...............     (Note 23)              179,824                -
                                                                                     --------------   --------------
     Total current liabilities..................................                         15,196,205       17,087,710
Long-term debt..................................................     (Note 9)            13,550,537       13,345,215
Customer deposits and advances..................................                                  -          203,668
Other long-term liabilities.....................................                            482,452          760,451
Deferred taxes..................................................     (Note 22)            1,830,814        2,035,860
DTH joint ventures..............................................     (Note 11)            1,109,246        1,645,242
Pension plans and seniority premiums............................     (Note 12)               39,477           70,838
                                                                                     --------------   --------------
     Total liabilities..........................................                         32,208,731       35,148,984
                                                                                     --------------   --------------
Commitments and contingencies...................................     (Note 13)

STOCKHOLDERS' EQUITY
Contributed capital:
   Capital stock, no par value:                                      (Note 14)
     Issued.....................................................                          7,613,820        7,613,827
     Repurchased................................................                           (238,529)        (245,121)
                                                                                     --------------   --------------
     Outstanding................................................                          7,375,291        7,368,706
   Additional paid-in capital...................................                            216,056          216,458
                                                                                     --------------   --------------
                                                                                          7,591,347        7,585,164
                                                                                     --------------   --------------
Earned capital:
   Retained earnings:                                                (Note 15)
     Legal reserve..............................................                          1,112,925        1,184,044
     Reserve for repurchase of shares...........................                          5,516,855        5,516,855
     Unappropriated earnings....................................                          8,876,211       10,196,964
                                                                                     --------------   --------------
                                                                                         15,505,991       16,897,863
   Accumulated other comprehensive loss.........................     (Note 16)           (5,754,643)      (5,035,952)
   Net income for the year......................................     (Note 15)            1,422,375          737,836
                                                                                     --------------   --------------
                                                                                         11,173,723       12,599,747
                                                                                     --------------   --------------
     Total majority interest....................................                         18,765,070       20,184,911
Minority interest...............................................     (Note 17)            1,031,429        1,139,576
                                                                                     --------------   --------------
     Total stockholders' equity.................................                         19,796,499       21,324,487
                                                                                     --------------   --------------
     Total liabilities and stockholders' equity.................                     Ps. 52,005,230   Ps. 56,473,471
                                                                                     ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002,
                             EXCEPT PER CPO AMOUNTS)
                                 (NOTES 1 AND 2)

                                                                        2000             2001             2002
                                                                  --------------    --------------   --------------
Net sales...................................       (Note 26)      Ps. 21,581,836    Ps. 20,785,582   Ps. 21,559,269
Cost of sales...............................                          12,052,840        12,094,542       12,418,087
                                                                  --------------    --------------   --------------
   Gross profit.............................                           9,528,996         8,691,040        9,141,182
                                                                  --------------    --------------   --------------
Operating expenses:
   Selling..................................                           1,561,791         1,574,068        1,685,546
   Administrative...........................                           1,444,955         1,423,332        1,355,619
                                                                  --------------    --------------   --------------
                                                                       3,006,746         2,997,400        3,041,165
                                                                  --------------    --------------   --------------
Depreciation and amortization...............                           1,311,655         1,354,040        1,449,687
                                                                  --------------    --------------   --------------
   Operating income.........................       (Note 26)           5,210,595         4,339,600        4,650,330
Integral cost of financing - net............       (Note 19)           1,054,852           436,918          612,972
Restructuring and non-recurring charges.....       (Note 20)           2,026,787           574,337          841,863
Other expense - net.........................       (Note 21)             527,656           694,486        2,134,077
                                                                  --------------    --------------   --------------
   Income before taxes......................                           1,601,300         2,633,859        1,061,418
                                                                  --------------    --------------   --------------
Income tax and assets tax...................       (Note 22)             310,424           548,711          295,251
Employees' profit sharing...................       (Note 22)              56,529            22,722            4,096
                                                                  --------------    --------------   --------------
                                                                         366,953           571,433          299,347
                                                                  --------------    --------------   --------------
   Income before equity in losses of affiliates,
     income from discontinued operations and
     cumulative loss effect of accounting
     change ................................                           1,234,347         2,062,426          762,071
Equity in losses of affiliates..............       (Note 5)           (1,938,734)         (551,871)      (1,155,818)
Income from discontinued operations - net...       (Note 23)              25,121            14,063        1,062,750
Cumulative loss effect of accounting
     change - net...........................       (Note 1 (p))                -           (73,402)               -
                                                                  --------------    --------------   --------------
   Consolidated net (loss) income...........                            (679,266)        1,451,216          669,003
Minority interest...........................       (Note 17)            (192,989)          (28,841)          68,833
                                                                  --------------    --------------   --------------
   Net (loss) income........................       (Note 15)      Ps.   (872,255)   Ps.  1,422,375   Ps.    737,836
                                                                  ==============    ==============   ==============
   Net (loss) income per CPO................       (Note 24)      Ps.      (0.30)   Ps.       0.48   Ps.       0.24
                                                                  ==============    ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)
                                 (NOTES 1 AND 2)

                                                 CONTRIBUTED CAPITAL                       EARNED CAPITAL
                                             ----------------------------  ----------------------------------------------
                                                                                            ACCUMULATED
                                                                                               OTHER             NET
                                                CAPITAL       ADDITIONAL      RETAINED     COMPREHENSIVE        INCOME
                                                 STOCK         PAID-IN        EARNINGS     (LOSS) INCOME        (LOSS)
                                               (NOTE 14)       CAPITAL        (NOTE 15)      (NOTE 16)        (NOTE 15)
                                             ----------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000                   Ps. 7,369,077   Ps.    7,117  Ps.16,469,608   Ps.(1,854,129)  Ps. 1,279,476
Appropriation of net income for 1999                    --             --      1,279,476              --      (1,279,476)
Repurchase of capital stock                        (46,252)            --       (584,866)             --              --
Capital stock repurchased by subsidiary
(Note 2)                                           (48,550)            --       (594,771)             --              --
Capital stock issued (Note 2)                      144,158        208,939             --              --              --
Decrease in minority interest                           --             --             --              --              --
Comprehensive loss                                      --             --             --      (3,081,693)       (872,255)
                                             ----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                     7,418,433        216,056     16,569,447      (4,935,822)       (872,255)
Appropriation of net loss for 2000                      --             --       (872,255)             --         872,255
Capital stock repurchased by subsidiary            (43,142)            --       (191,201)             --              --
Increase in minority interest                           --             --             --              --              --
Comprehensive (loss) income                             --             --             --        (818,821)      1,422,375
                                             ----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                     7,375,291        216,056     15,505,991      (5,754,643)      1,422,375
Appropriation of net income for 2001                    --             --      1,422,375              --      (1,422,375)
Shares issued                                            7            402             --              --              --
Capital stock repurchased by subsidiary             (6,592)            --        (30,503)             --              --
Increase in minority interest                           --             --             --              --              --
Comprehensive income                                    --             --             --         718,691         737,836
                                             ----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                 Ps. 7,368,706   Ps.  216,458  Ps.16,897,863   Ps.(5,035,952)  Ps.   737,836
                                             ============================================================================


                                                   TOTAL           MINORITY        TOTAL
                                                  MAJORITY         INTEREST    STOCKHOLDERS'
                                                  INTEREST        (NOTE 17)        EQUITY
                                             ------------------------------------------------
BALANCE AT JANUARY 1, 2000                   Ps.23,271,149     Ps. 1,591,362   Ps.24,862,511
Appropriation of net income for 1999                    --                --              --
Repurchase of capital stock                       (631,118)               --        (631,118)
Capital stock repurchased by subsidiary
(Note 2)                                          (643,321)               --        (643,321)
Capital stock issued (Note 2)                      353,097          (446,614)        (93,517)
Decrease in minority interest                           --           (63,740)        (63,740)
Comprehensive loss                              (3,953,948)          (69,501)     (4,023,449)
                                             ------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    18,395,859         1,011,507      19,407,366
Appropriation of net loss for 2000                      --                --              --
Capital stock repurchased by subsidiary           (234,343)               --        (234,343)
Increase in minority interest                           --            19,922          19,922
Comprehensive (loss) income                        603,554                --         603,554
                                             ------------------------------------------------
BALANCE AT DECEMBER 31, 2001                    18,765,070         1,031,429      19,796,499
Appropriation of net income for 2001                    --                --              --
Shares issued                                          409                --             409
Capital stock repurchased by subsidiary            (37,095)               --         (37,095)
Increase in minority interest                           --           108,147         108,147
Comprehensive income                             1,456,527                --       1,456,527
                                             ------------------------------------------------
BALANCE AT DECEMBER 31, 2002                 Ps.20,184,911     Ps. 1,139,576   Ps.21,324,487
                                             ================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)
                                 (NOTES 1 AND 2)

                                                                       2000              2001              2002
                                                                  --------------    --------------    --------------
Operating activities:
   Net (loss) income..........................................    Ps.   (872,255)   Ps.  1,422,375    Ps.    737,836
   Adjustments to reconcile net income to resources provided by
     (used for) operating activities:
     Equity in losses of affiliates...........................         1,938,734           551,871         1,155,818
     Minority interest........................................           192,989            28,841           (68,833)
     Depreciation and amortization............................         1,311,655         1,354,040         1,449,687
     Amortization and write-off of goodwill...................           222,741           425,104         1,504,505
     Other amortization.......................................           399,272           135,127            85,901
     Write-down of investment in Videovisa....................            28,650                 -                 -
     Deferred income tax and employees' profit sharing........          (631,876)         (178,572)         (603,357)
     Gain on disposition of affiliates........................          (970,496)                -            12,499
     Provision for doubtful accounts and write-off of
       receivables............................................           297,257           246,692           339,224
     Cumulative effect of accounting change...................                 -            73,402                 -
     Income from discontinued operations......................           (25,121)          (14,063)       (1,062,750)
                                                                  --------------    --------------    --------------
                                                                       1,891,550         4,044,817         3,550,530
                                                                  --------------    --------------    --------------
Changes in operating assets and liabilities:
   (Increase) decrease in:
     Trade notes and accounts receivable - net................           (18,970)         (730,595)         (567,648)
     Transmission rights, programs, films and production talent
       advances...............................................           119,352           649,081          (148,627)
     Inventories..............................................            16,971          (156,199)           54,187
     Other accounts and notes receivable and other current
       assets.................................................          (294,642)         (554,782)          532,262
   Increase (decrease) in:
     Customer deposits and advances...........................         1,245,476           475,628           336,417
     Trade accounts payable...................................           (60,645)         (149,264)          144,936
     Other liabilities, taxes payable and deferred taxes......          (771,778)         (744,425)        1,207,940
     Pension plans and seniority premiums.....................            25,386            29,562            18,310
                                                                  --------------    --------------    --------------
                                                                         261,150        (1,180,994)        1,577,777
                                                                  --------------    --------------    --------------
     Resources provided by continuing operations..............         2,152,700         2,863,823         5,128,307
     Resources provided by discontinued operations............            83,345            10,752                 -
                                                                  --------------    --------------    --------------
     Resources provided by operating activities...............         2,236,045         2,874,575         5,128,307
                                                                  --------------    --------------    --------------

Financing activities:
   Issuance of Senior Notes...................................         2,121,027         2,910,366         3,139,200
   Other decrease in debt-net.................................        (1,160,983)       (1,386,472)       (2,458,532)
   Capital stock repurchased..................................        (1,274,440)         (234,343)          (37,095)
   Shares issued..............................................           353,097                 -               409
   Minority interest..........................................          (703,342)           (8,919)          176,980
   Translation effect.........................................          (163,363)         (336,016)         (243,960)
                                                                  --------------    --------------    --------------
   Resources (used for) provided by financing activities......          (828,004)          944,616           577,002
                                                                  --------------    --------------    --------------

                                                                       2000              2001              2002
                                                                  --------------    --------------    --------------
Investing activities:
   Due from affiliated companies-- net........................           120,116           (17,588)          493,959
   Investments and goodwill...................................          (503,035)       (5,128,349)       (4,807,845)
   Disposition of investments.................................         1,588,204           243,098           721,381
   Investments in property, plant and equipment and deferred
     costs....................................................        (2,585,631)       (1,953,721)       (1,535,762)
   Disposition of property, plant and equipment and deferred
     costs....................................................           859,473           547,820           140,576
   Disposition of discontinued operations.....................                 -                 -         2,189,977
   Trademarks and other assets................................           232,400           107,494           (66,561)
                                                                  --------------    --------------    --------------
   Resources used for investing activities....................          (288,473)       (6,201,246)       (2,864,275)
                                                                  --------------    --------------    --------------
   Net increase (decrease) in cash and temporary investments..         1,119,568        (2,382,055)        2,841,034
   Cash and temporary investments at beginning of year........         7,208,262         8,327,830         5,945,775
                                                                  --------------    --------------    --------------
   Cash and temporary investments at end of year..............    Ps.  8,327,830    Ps.  5,945,775    Ps.  8,786,809
                                                                  ==============    ==============    ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002,
              EXCEPT PER CPO, PER SHARE AND EXCHANGE RATE AMOUNTS)

1.   ACCOUNTING POLICIES

     The principal accounting policies followed by Grupo Televisa, S.A. (the "Company") and its consolidated subsidiaries (collectively, the "Group") and observed in the preparation of these financial statements are summarized below.

a)   Basis of presentation

     The financial statements of the Group are presented on a consolidated basis and in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), and accordingly, include the recognition of the effects of inflation on financial information. The consolidated financial statements include the net assets and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All significant intercompany balances and transactions have been eliminated from the financial statements.

     The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b)   Members of the Group

     At December 31, 2002, the Group consisted of the Company and various subsidiaries, including the following:

                                                                       COMPANY'S
                                                                      OWNERSHIP (1)            BUSINESS SEGMENTS (2)
                                                                      -------------            ---------------------
Telesistema Mexicano, S.A. de C.V. and subsidiaries                       100%             Television broadcasting
                                                                                           Programming for pay television
                                                                                           Programming licensing
Television Independiente de Mexico, S.A. de C.V. and
  subsidiaries                                                            100%             Television broadcasting
Televisa Comercial, S.A. de C.V.                                          100%             Television broadcasting
Editorial Televisa, S.A. de C.V. and subsidiaries                         100%             Publishing
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries              100%             Publishing distribution
Empresas Cablevision, S.A. de C.V. and subsidiaries                        51%             Cable television (3)
Sistema Radiopolis, S.A. de C.V. and subsidiaries                          50%             Radio (see Note 2)
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries               100%             Other businesses
CVQ Espectaculos, S.A. de C.V. and subsidiaries                           100%             Other businesses
Galavision DTH, S. de R.L. de C.V.                                        100%             DTH (4)

------------------

(1) Percentage of equity interest directly held by the Company in the holding subsidiary.

(2)  See Note 26 for a description of each of the Company's business segments.

(3) In April 2002, the minority shareholder of Empresas Cablevision, S.A. de C.V. ("Cablevision"), the subsidiary through which the Group's cable television business is conducted, sold its 49% equity interest in Cablevision in connection with an offering of CPOs of Cablevision on the Mexican Stock Exchange.

(4) The Group has investments in joint ventures engaged in direct-to-home ("DTH") broadcast satellite pay television.

     The Group's television broadcasting, cable television, radio and nationwide paging businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. At December 31, 2002, the expiration dates of the Group's concessions were as follows:

             CONCESSIONS                                   EXPIRATION DATES
             -----------                                   ----------------
Television broadcasting..............................      Various from 2003 to 2012
Cable television.....................................      In 2029
Radio................................................      Various from 2003 to 2009
Nationwide paging....................................      In 2006 and 2019

     The Group's management expects that concessions expiring in 2003 will be renewed or granted by the Mexican Federal Government.

c)   Foreign currency translation

     Monetary assets and liabilities of Mexican companies denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Resulting exchange rate differences are recognized in income for the year, within integral cost of financing.

     Assets, liabilities and results of operations of non-Mexican subsidiaries are first converted to Mexican GAAP, including restating to recognize the effects of inflation based on the inflation of each foreign country, and then translated to Mexican pesos utilizing the exchange rate as of the balance sheet date at year-end. Resulting translation differences are recognized in equity as part of the other comprehensive income or loss. Financial statements of non-Mexican operations that are integral to Mexican operations are converted to Mexican GAAP and translated to Mexican pesos by utilizing the exchange rate of the balance sheet date at year-end for monetary assets and liabilities, with the related adjustment included in net income, and historical exchange rates for non-monetary items.

     Effective March 1, 2002, the Company designated its net investment in Univision as an effective hedge of its U.S.$300 million (Ps.3,139,200) Senior Notes due 2011 and its U.S.$300 million (Ps.3,139,200) Senior Notes due 2032 (see Note 9). Consequently, beginning March 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt, being hedged by the Company's net investment in shares of Univision, is credited or charged directly to equity (other comprehensive income or loss).

d)   Temporary investments

     The Group considers all highly liquid investments with original maturities of one year or less, consisting primarily of short-term promissory notes of Mexican financial institutions, to be temporary investments. Temporary investments are valued at market value.

     As of December 31, 2001 and 2002, temporary investments consisted of fixed short-term deposits in commercial banks (primarily Mexican Pesos and U.S. dollars), with an average yield of approximately 3.97% for U.S. dollar deposits and 12.55% for Mexican Peso deposits in 2001, and approximately 1.99% for U.S. dollar deposits and 7.56% for Mexican Peso deposits in 2002.

e) Transmission rights, programs, literary works, production talent advances, films and inventories

     Transmission rights, literary works and inventories of paper, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Programs, films and inventories of magazines are valued at the lesser of production cost, which consists of direct production costs and production overhead, or net realizable value.

     Transmission rights, programs, literary works, production talent advances, films and inventories are restated by using the National Consumer Price Index ("NCPI") factors, and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price or production cost, or replacement cost whichever is more representative. Cost of sales is determined based on restated costs, and calculated for the month in which such transmission rights, programs, literary works, production talent advances, films and inventories are matched with related revenues.

     Transmission rights and literary works are amortized over the lives of the contracts. Transmission rights in perpetuity, are amortized on a straight-line basis over the period of the expected benefit as determined based upon past experience, but not for more than 25 years.

     The Group's policy is to capitalize the production costs of programs which benefit more than one period and amortize them over the expected period of program revenues based on the Company's historic revenue patterns for similar productions.

     The Group makes payments to artists, producers, writers and actors for exclusive rights to their services in the Group's future programs for specified periods (production talent advances). Such payments will be included as direct or indirect costs of program production to be amortized starting with transmission.

f)   Investments

     Investments in companies in which the Group exercises significant influence or joint control are accounted for by the equity method. The Group recognizes equity in losses of affiliated companies up to the amount of its initial investment and subsequent capital contributions, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an affiliated company for which the Group had recognized equity losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its proportionate share of this net income until the Group first recognizes its proportionate share of previously unrecognized losses. Other investments are accounted for at cost.

g)   Property, plant and equipment

     Property, plant and equipment are recorded at acquisition cost, and thereafter are restated using the NCPI, except for equipment of non-Mexican origin, which is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date ("Specific Index").

     Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, 5 to 25 years for technical equipment and 5 to 20 years for other equipment.

h)   Goodwill, trademarks and other deferred costs

     Goodwill, trademarks and certain deferred costs are recognized at cost, and thereafter restated using the NCPI. They are amortized using the straight-line method over the following periods:

                                                                                                   YEARS
                                                                                       ---------------------------------
Goodwill............................................................................                20
Trademarks..........................................................................                40
Television network concession.......................................................                15
Licenses and software...............................................................       Various from 3 to 10
Internet development costs..........................................................                 3
Financing costs ....................................................................   Over the life of the related debt

i)   Evaluation of long-lived assets

     The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations as well as other economic and market variables (see Notes 7 and 21).

j)   Exclusive rights letters and players signing bonuses

     Through December 31, 2001, exclusive rights letters for soccer players, which entitled the holder to the players exclusive participation, were valued at cost, and gain or loss was recognized at the time the exclusive right was canceled, usually when a player was transferred. During 2002, in conjunction with new international regulations issued precluding the use of exclusive rights letters for hiring soccer players, the Group wrote-off all of its related assets which were previously accounted for as other non-current assets (see Note 20). Signing bonuses are valued at cost and are amortized over the short-term contract period.

k)   Customer deposits and advances

     Deposit and advance agreements for television advertising services provide that customers receive volume discounts, that are fixed for the contract period, for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day and type of programming.

     Customer deposits and advances are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances are restated to recognize the effects of inflation by using the NCPI.

l)   Stockholders' equity

     The capital stock and other stockholders' equity accounts (other than the result from holding non-monetary assets and the foreign currency translation adjustments) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican Pesos in purchasing power as of December 31, 2002.

m)   Revenue recognition

     The Group derives the majority of its revenues from media and entertainment related business activities both domestically and internationally. Revenues generally are recognized when the service is provided and collectibility is probable. A summary of revenue recognition policies by activity is as follows:

       - Advertising revenues, including deposits from customers for future advertising, are recognized at the time the advertising services are rendered.

       - Revenues from program services for pay television and licensed television programs are recognized when the programs are sold and become available for broadcast.

       - Revenues from magazine subscriptions are deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines and books are recognized when the merchandise is delivered, net of a provision for estimated returns.

       - Cable television subscription, pay per view and installation fees are recognized in the period in which the services are rendered.

       - Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

       - Revenues from nationwide paging are recognized when the paging services are rendered.

       - Motion picture production and distribution revenues are recognized as the films are exhibited.

       - Revenues from dubbing services are recognized in the period in which the services are rendered.

       - Advertising revenues from Internet operations are recognized based on the number of times in which such advertisement is shown on the Group's Internet portal and the number of times such advertisement is visited by a user.

n)   Pension plans, seniority premiums and indemnities

     Plans exist for pension and retirement payments for substantially all of the Group's Mexican employees, funded through irrevocable trusts. Payments to the trusts are determined in accordance with actuarial computations of funding requirements. Pension payments are made by the trust administrators.

     Increases or decreases in the seniority premium liability are made by the Group and are based upon actuarial calculations.

     Severance obligations to dismissed personnel are charged to income in the year in which they are incurred.

o)   Income tax

     The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. The cumulative effect of recognizing deferred taxes under the comprehensive asset and liability method at January 1, 2000, increased the deferred tax liability and decreased stockholders' equity by Ps.2,712,043 (of which Ps.2,642,542 impacted majority stockholders' equity).

p)   Derivative financial instruments

     The Group uses from time to time derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates and interest. All derivative financial instruments are recorded in the balance sheet at their fair value and changes in their fair value are recorded in each period in the income statement. The Group started accounting for all of its derivative financial instruments at fair value as of January 1, 2001, and recognized a cumulative effect loss of Ps.73,402 (net of income tax benefit of Ps.39,525) in the consolidated income statement for the year ended December 31, 2001.

q)   Comprehensive income

     Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity which are from non-owner sources (see Note 16).

r)   New accounting bulletins

     In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments". Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 became effective as of January 1, 2003. The Group estimates that adoption of Bulletin C-9 in 2003 will not have a significant impact on its consolidated financial statements.

     In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a definition of research and development costs requiring that only development costs can be deferred to future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are effective as of January 1, 2003; however, in accordance with Bulletin C-8, the specific procedures for testing impairment of intangible assets will be provided by the Mexican GAAP Bulletin C-15, which is expected to be issued by the MIPA in March 2003. Because the impairment test guidelines under Mexican GAAP have not been issued yet, the Group continues evaluating the impact that adoption of Bulletin C-8 will have on its consolidated financial statements.

s)   Prior years' financial statements

     The Group's financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2002, by using a restatement factor derived from the change in the NCPI, which for 2000 and 2001 was 1.1036 and 1.0570, respectively. Had the alternative weighted average factor allowed under Mexican GAAP been applied to restate the Group's financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2000 and 2001 would have been 1.1026 and 1.0597, respectively.

     The NCPI at the following dates was:

        December 31, 1999                         85.581
        December 31, 2000                         93.248
        December 31, 2001                         97.354
        December 31, 2002                        102.904

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the most recent year.

2.   ACQUISITIONS AND DISPOSITIONS

     In July 2000, in conjunction with a series of related transactions intended to change the shareholder structure of the Group's controlling company, the Group (i) sold to a former shareholder of the Group's controlling company its equity interest in Pegaso Telecomunicaciones, S.A. de C.V. ("Pegaso") for U.S.$126 million (Ps.1,364,824) in the form of short-term unsecured notes which matured and were paid in full on August 28, 2000, and its interest in the net assets related to the operations of its newspaper "Ovaciones" in exchange for a U.S.$25 million (Ps.270,799) short-term unsecured note; and (ii) through a subsidiary repurchased from its controlling company 58,238,668 Series A Shares, not traded as CPO units, for U.S.$59.4 million in the form of U.S.$34.4 million in cash and the U.S.$25 million note received in connection with the Ovaciones sale. As a result of the disposition of Pegaso and Ovaciones, the Group recognized a pre-tax gain on such disposals of Ps.99,159 as other income in the consolidated income statement for the year ended December 31, 2000 (see Note
21).

     In August 2000, the Company reached an agreement to acquire a 35% interest owned by a minority shareholder in Editorial Televisa, S.A. de C.V. ("Editorial Televisa"), the major subsidiary of the Group's publishing segment. This acquisition was completed on October 19, 2000, and was effected through a series of related transactions which included the merger of Editorial Televisa into the Company, pursuant to which the Company issued 172,922,325 shares of capital stock, in the form of 57,640,775 CPOs, for the benefit of such minority shareholder. This acquisition was accounted for as a purchase, recognizing a related goodwill of Ps.74,847 and an additional paid-in capital of Ps.208,939.

     In June 2001, the Group acquired a 30% equity interest in Argos Comunicacion, S.A. de C.V. ("Argos"), a company engaged in the production of television programming, for an aggregate cash purchase price of Ps.147,739, and recognized related goodwill in the amount of Ps.110,755 resulting from the excess of the purchase price over the carrying value of the net assets of Argos (see Note 7).

     In October 2001, the Company sold a 50% equity stake, with limited voting rights, in the Group's radio subsidiary, Sistema Radiopolis, S.A. de C.V., to Grupo Prisa, a Spanish communications group, for an aggregate purchase price of U.S.$50 million (Ps.492,503), (U.S.$15 million (Ps.147,751) of which was in the form of cash and U.S.$35 million (Ps.344,753) of which was in the form of notes receivable due in July 2002), and a U.S.$10 million (Ps.97,012) capital contribution made in July 2002. The Group recognized a pre-tax gain on this sale of approximately Ps.288,512, which represented the excess of the cash and non-cash proceeds over the 50% carrying value of the net assets of this radio subsidiary at the transaction date (see Note 21).

     In December 2001, the Group entered into a series of transactions with Univision Communications Inc. ("Univision") by which, among other things, the Group (i) acquired 375,000 non-voting preferred shares of Univision stock, for U.S.$375 million (Ps. 3,637,957) in cash, which converted upon the receipt of required U.S. regulatory approvals in February 2002, into 10,594,500 shares of Univision Class "A" Common Stock; (ii) received warrants (which expire in December 2017) to purchase, at an exercise price of U.S.$38.261 per share, 6,274,864 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "T" Common Stock which expire in December 2017, as a consideration for surrendering certain governance rights previously held by the Group in Univision; (iii) agreed to sell its music recording business to Univision, which sale was consummated in April 2002, in exchange for 6,000,000 shares of Univision Class "A" Common Stock and warrants (which expire in December 2017) to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class "A" Common Stock; and (iv) amended its program license agreement to provide Univision with exclusive rights to broadcast substantially all of the Group's programming in the United States solely over the Univision, Galavision and Telefutura networks, subject to some exceptions, in exchange for increased royalties. Following the conversion of the preferred shares described above into shares of Univision common stock, the Group recognized an excess of the purchase price of U.S.$375.0 million paid by the Group over the carrying value of the Univision stock acquired of approximately U.S.$321.8 million (Ps.3,366,916). Also, in connection with the sale of the music recording business described above, the Group recognized (i) an excess of the purchase price of U.S.$233.1 million (Ps.2,459,040) assigned to the shares of Univision common stock at the transaction date over the carrying value of the Univision stock acquired of approximately U.S.$197.6 million (Ps.2,055,601); (ii) an acquisition cost of U.S.$2.0 million (Ps.20,928) for the warrants to purchase 100,000 shares of Univision common stock, as being the fair value assigned to this investment at the transaction date; and (iii) a gain on disposal of the music recording business of Ps.1,061,057, net of related costs, expenses and income taxes. Any shares of Univision common stock owned by the Group and those shares of Univision common stock that may be purchased by the Group in connection with related warrants and warrant purchase agreements are intended to be held as equity securities accounted for under the equity method (see Notes 5, 10, 13, 23 and 26).

     In April 2002, the Group and Clear Channel Entertainment ("Clear Channel"), a leading producer and marketer of live entertainment, completed a series of transactions and agreements to formalize a live entertainment joint venture in the United States (Cardenas-Fernandez & Associates), in which each company had a 50% interest. The Group acquired a 50% interest of the businesses comprising Cardenas-Fernandez & Associates for an aggregate consideration of U.S.$4.0 million in cash, subject to working capital adjustments (as defined) and additional payments to be made by the Group under certain circumstances (see
Note 13). As a result, beginning the second quarter of 2002, the Group accounts for its interest in Cardenas-Fernandez & Associates by applying the equity method to the results of operations and net assets of this joint venture. Also, the Group recognized related goodwill as a result of this acquisition in the amount of Ps.25,163 resulting from the excess of the purchase price over the carrying value of the related net assets.

     In April 2002, the Group acquired an additional 50% interest in the capital stock of certain publishing distribution companies in Chile and Argentina, which were 50% owned by the Group before this acquisition, for an aggregate amount of U.S.$3.6 million (U.S.$2.7 million in cash and U.S.$0.9 million through an account payable due in April 2003), of which U.S.$3.1 million is related to the acquisition in Chile. Accordingly, beginning May 2002, these businesses became wholly-owned subsidiaries of the Company. The Group recognized related goodwill as a result of this acquisition in the amount of Ps.26,942 resulting from the excess of the purchase price over the carrying value of the related net assets of such companies.

     In August 2002, the Group sold all of its 21.99% minority interest in the capital stock of Red Televisiva Megavision, S.A. ("Megavision"), a broadcasting television company in Chile, for an aggregate amount of U.S.$4.2 million, of which U.S.$2.1 million were paid in cash and U.S.$2.1 million in the form of a receivable due in August 2003 and collateralized with the shares of Megavision previously owned by the Group. The Group recognized a pre-tax gain on this sale of approximately Ps.4,996, which represented the excess of the proceeds over the carrying value of the net investment in Megavision at the transaction date.

     On October 18, 2002, the Group and Corporacion Interamericana de Entretenimiento, S.A. de C.V. ("CIE"), the leading live entertainment company in Latin America, Spain and the Latin U.S. market, announced an agreement to form a strategic alliance under which the Group acquired a 40% interest in Ocesa Entretenimiento, S.A. de C.V. ("OCEN"), a newly formed subsidiary of CIE, which owns all the assets related to CIE's live entertainment business unit in Mexico, for a gross amount of approximately U.S.$107.2 million, of which approximately U.S.$67.0 million (Ps.676,823) was paid in cash in the fourth quarter of 2002, and the remaining balance of U.S.$40.2 million (Ps.420,653) will be paid in the first quarter of 2003. The Group recognized preliminary goodwill as a result of this minority interest acquisition in the amount of Ps.716,565 resulting from the excess of the purchase price over the estimated carrying value of the related net assets of OCEN. Under this agreement, the purchase price of this acquisition is subject to be adjusted based on a formula of EBITDA generated by OCEN (as defined) in a three-year period which will end on December 31, 2005. This acquisition was approved by the Mexican Antitrust Commission in December 2002. In the first quarter of 2003, the Group made an additional capital contribution to OCEN related to its 40% interest in this company for the amount of Ps.93,882 (see Notes 5 and 18).

     During 2002, the Group sold certain non-strategic businesses of the television broadcasting and publishing segments for an aggregate amount of Ps.8,715, which included a sale transaction with a Company's director for an amount of Ps.1,755, and recognized in other expense a pre-tax loss in disposition of these businesses of Ps.30,645 (see Note 21).

3.   TRADE NOTES AND ACCOUNTS RECEIVABLE

     Trade notes and accounts receivable as of December 31, 2001 and 2002, consisted of:

                                                                                  2001                2002
                                                                             --------------      --------------
Non-interest bearing notes received as customer deposits and advances.....   Ps.  7,070,940      Ps.  7,158,371
Accounts receivable, including value-added tax receivables related to
   advertising services...................................................        2,726,892           3,090,017
Allowance for doubtful accounts...........................................         (529,073)           (684,752)
                                                                             --------------      --------------
                                                                             Ps.  9,268,759      Ps.  9,563,636
                                                                             ==============      ==============

4. TRANSMISSION RIGHTS, PROGRAMS, LITERARY WORKS, PRODUCTION TALENT ADVANCES AND FILMS

     At December 31, 2001 and 2002, transmission rights, programs, literary works, production talent advances and films consisted of:

                                                                                  2001                2002
                                                                             ---------------     ---------------
Transmission rights ...................................................      Ps.   3,361,180     Ps.   3,819,337
Transmission rights in perpetuity......................................              590,116             548,066
Programs ..............................................................            2,729,383           2,464,227
Literary works.........................................................              991,809           1,163,737
Production talent advances ............................................              188,926             199,632
Films..................................................................               54,567              62,543
                                                                             ---------------     ---------------
                                                                                   7,915,981           8,257,542
                                                                             ---------------     ---------------
Non-current portion of :
Transmission rights ...................................................            2,224,427           1,881,270
Transmission rights in perpetuity......................................              590,116             548,066
Programs ..............................................................            1,382,700           1,197,189
Literary works.........................................................              991,809           1,163,737
Films..................................................................               26,376              47,178
                                                                             ---------------     ---------------
                                                                                   5,215,428           4,837,440
                                                                             ---------------     ---------------
Current portion of transmission rights, programs, films and production
   talent advances.....................................................      Ps.   2,700,553     Ps.   3,420,102
                                                                             ===============     ===============

5.   INVESTMENTS

     At December 31, 2001 and 2002, the Group had the following investments:

                                                                                                    OWNERSHIP %
                                                                                                   AS OF DECEMBER
                                                                2001               2002               31, 2002
                                                           --------------     --------------       --------------
ACCOUNTED FOR BY THE EQUITY METHOD:
DTH TechCo Partners (1).....................               Ps.    158,568     Ps.    175,413              30%
OCEN (see Note 2)...........................                           --            401,161              40%
Megavision (see Note 2).....................                       32,837                 --              --
Univision (2)...............................                      529,270          2,112,723              13.23%
Other.......................................                      148,022            165,267
                                                           --------------     --------------
                                                                  868,697          2,854,564
                                                           --------------     --------------

OTHER INVESTMENTS:
Deposits in escrow (3)......................                      835,439            156,960
Univision (2)...............................                    3,637,957             20,928
Other.......................................                          706                640
                                                           --------------     --------------
                                                                4,474,102            178,528
                                                           --------------     --------------
                                                           Ps.  5,342,799     Ps.  3,033,092
                                                           ==============     ==============

------------------

(1) General partnership engaged in providing technical services to DTH ventures in Latin America.

(2) The Group accounts for this investment under the equity method due to the Group's continued ability to exercise significant influence over Univision's operations. As of December 31, 2001 and 2002, the Group owned the following shares, share equivalents and warrants to acquire shares of Univision (see Note 2):

                                                                            2001                2002
                                                                         ----------          ----------
Class "T" common stock.......................................            13,593,034          13,593,034
Class "A" common stock.......................................                    --          16,594,500
                                                                         ----------          ----------
                                                                         13,593,034          30,187,534
                                                                         ----------          ----------
Preferred shares convertible into Class "A" common stock.....            10,594,500                  --
                                                                         ----------          ----------
Warrants to acquire Class "T" common stock (a)...............             2,727,136           2,727,136
Warrants to acquire Class "A" common stock (a)...............             6,274,864           6,374,864
                                                                         ----------          ----------
                                                                          9,002,000           9,102,000
                                                                         ----------          ----------
                                                                         33,189,534          39,289,534
                                                                         ==========          ==========

------------------

         (a) Substantially all of these warrants to acquire common stock of Univision at an exercise price of U.S.$38.261 per share, expire in December 2017. In 2002, the Group recognized the acquisition cost of 100,000 warrants for an amount of Ps.20,928 as other investments since the shares that may be purchased through these instruments are intended to be held by the Group as an equity investment in Univision (see Notes 2 and 10).

              Assuming the exercise of warrants at a price of U.S.$38.261 per share, the Group's ownership stake in Univision as of December 31, 2002, would have been approximately of 15.0% on a fully diluted basis. The quoted market price of Univision's common stock at December 31, 2002, was U.S.$24.50 per share.

(3) In connection with the disposal of the Group's investment in PanAmSat Corporation in 1997, the Group granted collateral to secure certain indemnification obligations which consisted, at December 31, 2001 and 2002, of short-term securities of U.S.$86.1 million (Ps.835,439) and U.S.$15.0 million (Ps.156,960), respectively. In December 2001, the Group applied approximately U.S.$14.0 million (Ps.136,137) of this investment to make certain tax payments (see Note 13). In August 2002, approximately U.S.$71.1 million of collateral was released to the Group and the amount required to be held in escrow was reduced to a minimum of U.S.$15.0 million, in cash or cash equivalents. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to diminimus. The collateral agreement will terminate in approximately five years.

     In 2000, 2001 and 2002, the Group recognized in the consolidated statements of income equity in losses of affiliates of Ps.1,938,734, Ps.551,871 and Ps.1,155,818, respectively, and in the consolidated other comprehensive income or loss (see Note 16): equity in the loss from holding non-monetary assets of affiliates of Ps.16,655, Ps.1,368 and Ps.15, respectively, equity in the translation (gain) loss effect of affiliates of (Ps.131,322), Ps.190,646 and Ps.106,969, respectively, and in 2002, equity in the gain on issuance of shares of associates of Ps.489,951.

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31, 2001 and 2002, consists of:

                                                                           2001                     2002
                                                                      --------------           -------------
Buildings....................................................         Ps.  6,500,145           Ps. 6,519,940
Buildings improvements.......................................              1,528,861               1,701,388
Technical equipment..........................................              9,155,196               9,737,672
Furniture and fixtures.......................................                528,668                 518,847
Transportation equipment.....................................                460,405                 949,051
Computer equipment...........................................                675,679                 788,565
                                                                      --------------           -------------
                                                                          18,848,954              20,215,463
Accumulated depreciation.....................................             (8,034,916)             (9,296,469)
                                                                      --------------           -------------
                                                                          10,814,038              10,918,994
Land.........................................................              3,471,500               3,457,256
Construction in progress.....................................                450,959                 966,972
                                                                      --------------           -------------
                                                                      Ps. 14,736,497           Ps.15,343,222
                                                                      ==============           =============

     At December 31, 2001 and 2002, the Group's Mexican subsidiaries had technical equipment, transportation equipment and computer equipment of non-Mexican origin totaling Ps.2,600,321 and Ps.3,197,969, respectively, net of accumulated depreciation (see Note 1(g)).

     Had the NCPI been applied to restate all of the Group's net equipment, the net balance of property, plant and equipment as of December 31, 2001 and 2002 would have been Ps.15,874,578 and Ps.16,154,041 respectively.

     Depreciation charged to income in 2000, 2001 and 2002 was Ps.1,028,951, Ps.974,821 and Ps.1,006,216 respectively.

     Included in property, plant and equipment are assets held under capital leases, net of accumulated depreciation, of Ps.95,914 and Ps.83,759 as of December 31, 2001 and 2002, respectively.

7.   GOODWILL AND TRADEMARKS

     The balances of goodwill and trademarks as of December 31, 2001 and 2002, were as follows:

                                                     GOODWILL                              TRADEMARKS
                                         -----------------------------------   -----------------------------------
                                               2001              2002               2001               2002
                                         ----------------   -----------------  ----------------   ----------------
Cost (1)............................     Ps.    3,824,899   Ps.    8,982,080   Ps.      454,283   Ps.      547,278
Accumulated amortization............           (1,120,493)        (1,421,394)          (105,194)          (141,765)
                                         ----------------   ----------------   ----------------   ----------------
                                         Ps.    2,704,406   Ps.    7,560,686   Ps.      349,089   Ps.      405,513
                                         ================   ================   ================   ================

----------------------

(1) As of December 31, 2002, includes goodwill recognized in connection with acquisitions of minority stakes in Univision and OCEN (see Note 2).

     Amortization of goodwill in 2000, 2001 and 2002 was Ps.229,426, Ps.202,615 and Ps.437,805, respectively, which was recorded in other expense, net (see Note
21).

     In 2001 and 2002, a write-off of unamortized goodwill for the amount of Ps.222,711 and Ps.1,066,700, respectively, was recognized in connection with the recoverability evaluation of certain long-lived assets of the

Group (see Note 21), primarily related to the operations of a television broadcasting subsidiary in San Diego and the Group's investment in Argos (see
Note 2).

     Amortization of trademarks in 2000, 2001 and 2002 was Ps.12,319, Ps.11,078 and Ps.14,740, respectively.

8.   DEFERRED COSTS

     The balance of deferred costs as of December 31, 2001 and 2002, consisted of:

                                                                            2001                   2002
                                                                       --------------         --------------
Television network concession...................................       Ps.  1,116,045         Ps.  1,116,045
Licenses and software...........................................              697,000                723,352
Internet........................................................              438,314                449,481
Deferred financing costs........................................              266,088                317,915
Other...........................................................              277,485                218,060
                                                                       --------------         --------------
                                                                            2,794,932              2,824,853
Accumulated amortization........................................           (1,068,451)            (1,467,137)
                                                                       --------------         --------------
                                                                       Ps.  1,726,481         Ps.  1,357,716
                                                                       ==============         ==============

     Amortization of deferred costs charged to income in 2000, 2001 and 2002, was Ps.669,657, Ps.503,267 and Ps.514,632, respectively, of which Ps.69,528,
Ps.60,332 and Ps.46,771, respectively, were recorded as other costs and expense, net (see Note 21), Ps.42,792, Ps.42,630 and Ps.32,340, respectively, were recorded as interest expense (see Note 19), and Ps.286,951, Ps.32,165 and Ps.6,790, respectively, were recorded as non-recurring charges in connection with the extinguishment of long-term debt (see Note 20).

9.   DEBT

     As of December 31, 2001 and 2002, debt outstanding was as follows:

                                                                                2001                      2002
                                                                           ---------------          ---------------
U.S. dollars:
  11.375% Series "A" Senior Notes due 2003 (1) (5).................        Ps.     667,900          Ps.     720,415
  11.875% Series "B" Senior Notes due 2006 (1) (5) ................                 51,833                   55,909
  8.625% Senior Notes due 2005 (2) (5) (6).........................              1,940,244                2,092,800
  8% Senior Notes due 2011 (3) (5) (6).............................              2,910,366                3,139,200
  8.50% Senior Notes due 2032 (4) (5) (6) .........................                     --                3,139,200
  U.S.$100 million syndicated loan (7) ............................                970,122                1,046,400
  U.S.$276 million bridge loan facility (4) .......................              2,677,537                       --
  Other, including capital leases (8)..............................                198,829                  109,449
                                                                           ---------------          ---------------
                                                                                 9,416,831               10,303,373
                                                                           ---------------          ---------------
Mexican pesos:
  UDI-denominated Notes due 2007 (9) ..............................              3,507,205                3,503,220
  Bank loans (10) .................................................                778,012                  515,363
                                                                           ---------------          ---------------
                                                                                 4,285,217                4,018,583
                                                                           ---------------          ---------------
Other currency debt (11)...........................................                202,378                  263,139
                                                                           ---------------          ---------------
       Total debt..................................................             13,904,426               14,585,095
Less: long-term maturities.........................................             13,550,537               13,345,215
                                                                           ---------------          ---------------
       Current portion of long-term debt...........................        Ps.     353,889          Ps.   1,239,880
                                                                           ===============          ===============

------------------------

(1) These securities are unsecured, unsubordinated obligations of the Company, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, and are senior in right of payment to all future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. Interest on the Series "A" and Series "B" Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 11.96% and 12.49% per annum, respectively, and is payable semi-annually. In the second quarter of 2000, as a result of consummated tender offers and consent solicitations for securities representing Series "A" Senior Notes, Series "B" Senior Notes and Senior Discount Debentures for an amount of approximately U.S.$924.1 million (Ps.10,235,924), which included premiums, consent fees, and accrued liabilities payable as of that date of approximately U.S.$126.1 million (Ps.1,397,245), the Company (a) extinguished approximately 89% of these securities outstanding; (b) eliminated substantially all of the restrictive covenants in connection with this debt; and (c) recognized a pre-tax loss of approximately Ps.1,546,945 which was classified as a non-recurring charge in the consolidated income statement for the year ended December 31, 2000. In the second quarter of 2001, the Company redeemed all of the remaining Senior Discount Debentures outstanding, which were originally due in 2008, at 106.625% of their principal amount of approximately U.S.$32.5 million, and the premiums for redeeming this debt together with related costs, were accounted for as a non-recurring charge of Ps.60,712 in the consolidated income statement for the year ended December 31, 2001 (see Note 20).

(2) In the third quarter of 2000, the Company issued these Senior Notes. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.07% per annum, and is payable semi-annually. In the fourth quarter of 2000, substantially all of these Senior Notes were exchanged for Senior Notes registered under the U.S. Securities Act.

(3) In the third quarter of 2001, the Company issued these Senior Notes, which were priced at 98.793% for a yield to maturity of 8.179%. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41% per annum, and is payable semi-annually.

(4) In the first quarter of 2002, the Company issued these Senior Notes, which were priced at 99.431% for a yield to maturity of 8.553%. A portion of the net proceeds of this offering were used to repay all of the amounts then outstanding under a U.S.$276 million (Ps.2,677,537) bridge loan facility with an original maturity in December 2002; consequently, the outstanding balance of this bridge loan facility as of December 31, 2001 was classified as "long-term" in the consolidated balance sheet as of that date. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.94% per annum, and is payable semi-annually.

(5) These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company.

(6) These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. The agreement of these Senior Notes contains certain covenants that limit the ability of the Company and its restricted subsidiaries engaged in television broadcasting, programming for pay television and programming licensing, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission.

(7) In the third quarter of 2001, the Company refinanced all of the amounts outstanding under a syndicated term loan agreement for the amount of U.S.$400 million, which was entered into by the Company in the second quarter of 2000 to fund, together with the net proceeds of the UDI-denominated Notes described below and cash on hand, the tender offers and related fees and expenses described above. This refinancing was made through a combination of the net proceeds from the issuance of U.S.$300 million Senior Notes due 2011 described above and, in December 2001, a U.S.$100 million syndicated term loan with international commercial banks. Amounts outstanding under this U.S.$100 million term loan are payable in four consecutive semi-annual installments beginning in June 2005 and ending in December 2006 (the first two installments of U.S.$20 million each and the last two installments of U.S.$30 million each), and bear an annual interest rate of LIBOR plus 0.875% for the first three years and 1.125% for the last two years (excluding the effect of the related Mexican withholding tax). Under the terms of this credit agreement, the Company and its restricted subsidiaries engaged in television broadcasting, programming for pay television and programming licensing are required to maintain (a) certain financial coverage ratios related to indebtedness, interest expense and stockholders' equity; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, capital expenditures or investments and liens.

(8) Includes notes payable to third parties other than banks of Ps.156,743 and Ps.109,448 as of December 31, 2001 and 2002, respectively, bearing annual interest rates which vary between one and eight points above LIBOR. The maturities of this debt at December 31, 2002 are various from 2003 to 2010. At December 31, 2001, also included U.S.$4.3 million (Ps.42,086) of long-term indebtedness which amount was fully paid at maturity in 2002.

(9) In the second quarter of 2000, the Company issued in the Mexican market Notes denominated in Mexican Investment Units ("Unidades De Inversion" or "UDIs") for an amount of Ps.$3,000,000 (nominal), representing 1,086,007,800 UDIs, with an annual interest rate of 8.15% and maturity in 2007. Interest on these notes is payable semi-annually. The balance as of December 31, 2001 and 2002 includes restatement of Ps.336,181 and Ps.503,220, respectively. The UDI value as of December 31, 2002, was of Ps.3.225778 per one UDI.

(10) Includes a long-term loan payable to a Mexican bank of Ps.443,646 and Ps.267,094 at December 31, 2001 and 2002, respectively, which was originally due in August 2000, and was refinanced by the Group in July 2000. Under such refinancing, the Company agreed to pay the principal amount of this loan in 16 equal quarterly installments beginning October 2000 and ending July 2004, bearing an annual interest rate of the Mexican interbank rate plus 45 basis points, payable on a monthly basis. The terms of this loan include certain financial ratios and covenants to be complied with by the Company and certain restricted subsidiaries similar to the covenants and financial ratios under the Company's U.S.$100 million term loan facility described above. Before this refinancing, this loan bore annual interest at the Mexican interbank rate plus 150 basis points for the first six months of 2000. The 2001 and 2002 balance also includes a long-term loan of Ps.304,418 and Ps.224,000, respectively, granted by a commercial Mexican bank in 2001 to refinance the redemption of the Senior Discount Debentures as described in Notes (2) and (3) above, with principal and interest thereof payable on a quarterly basis through May 2006, and annual interest rate equal to the Mexican interbank rate plus 30 basis points. The terms of this loan include certain financial ratios and covenants. The maturities of these loans at December 31, 2002 are various from 2003 to 2006.

(11) Includes at December 31, 2001 and 2002, a long-term loan for approximately
     23.6 million Euros (Ps.201,737 and Ps.259,381, respectively) with an annual interest rate of EURIBOR plus 0.80% payable on a quarterly basis, and a maturity in June 2003. This loan is collateralized by shares representing approximately 42% of the Group's minority interest in a DTH venture in Spain.

     In February 2000, the Company entered into arrangements under which it may issue unsecured short-term debt up to U.S.$200 million as a part of a Euro-Commercial Paper Program. As of December 31, 2002, no debt had been incurred by the Company under this program.

     MATURITIES OF DEBT

     Debt maturities for the years subsequent to December 31, 2002, excluding capital lease obligations, are as follows:

2003.......................................................  Ps.    1,222,574
2004.......................................................           193,919
2005.......................................................         2,587,298
2006.......................................................           725,990
2007.......................................................         3,512,392
Thereafter.................................................         6,308,185
                                                             ----------------
                                                             Ps.   14,550,358
                                                             ================

     Future minimum payments under capital leases for the years subsequent to December 31, 2002, are as follows:

2003......................................................   Ps.       17,306
2004......................................................              6,546
2005......................................................              5,991
2006......................................................              4,894
                                                             ----------------
Present value of net minimum payments (1).................   Ps.       34,737
                                                             ================

----------------------
(1)  Net of amount representing interest of Ps.5,539.

10.  FINANCIAL INSTRUMENTS

     The Group's financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable, accounts payable, debt and derivative instruments. For cash, temporary investments, accounts receivable and payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities and foreign currency contracts are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value. Other investments carried at cost in 2001 included preferred shares of Univision, and the carrying value of such shares approximated fair value. The fair value of warrants to purchase shares of Univision was based upon an option pricing model. The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 9) was estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of currency option, interest rate swap and share put option agreements is based on quotes obtained from financial institutions.

     In 1999, the Company entered into forward exchange contracts for a notional amount of U.S.$145 million and Ps.1,839,175 (nominal) for purposes of hedging both its U.S. dollar semi-annual interest payments on certain long-term debt for up to U.S.$100 million and its anticipated investment in DTH joint ventures for up to U.S.$45 million (see Note 11). As of December 31, 2001, none of these contracts were outstanding (see Note 19).

     In 1999, the Company entered into a total return bond swap agreement in respect of U.S.$41 million (Ps.429,024) of its Series "A" Senior Notes (see Note
9), which were purchased by a financial institution in the open market pursuant to this agreement. Under the terms of such agreement, the Company received an up-front fee of 5.4% of the amount of the purchased notes which is being amortized through the maturity of the Series "A" Senior Notes. Depending on market conditions, the total return bond swap calls for the Company to pay or receive, upon maturity of the notes, the difference between the price paid by the financial institution for the notes and the then market value of the Mexican Federal Government Bonds with an annual interest of 9.825% and due in 2007.

     In connection with the Senior Notes due 2005, in the third quarter of 2002, the Company entered into currency option agreements with a financial institution on a notional amount of U.S.$100 million. Under such agreements, and subject to the exercise of the options by the Company and the financial institution, as well as the payment of related premiums by the Company for an amount of approximately U.S.$5.9 million in April 2004, the parties will exchange related U.S. dollars and Mexican pesos at fixed exchange rates in October 2005. The Company has recorded the change in fair value of these agreements from inception to December 31, 2002, in the integral cost of financing (foreign exchange gain or loss). Also, in October 2002, the Company entered into option agreements to exchange interest rates with a financial institution on a notional amount of U.S.$200 million, and received premiums in cash for an amount of approximately U.S.$1.7 million which are being amortized through the maturity of these Senior Notes. The Company has recorded the change in fair value of these agreements together with the amortization of related premiums, from inception to December 31, 2002, in the integral cost of financing (interest expense). In February 2003, the financial institution declined to exercise these options and the Company recognized the benefit of unamortized premiums.

     In connection with the Senior Notes due 2011, in the fourth quarter of 2002, the Company entered into interest rate swap agreements with a financial institution on a notional amount of U.S.$100 million. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The Company has recorded the change in fair value of these agreements from inception to December 31, 2002, in the integral cost of financing (interest expense).

     In the third quarter of 2002, the Company entered into agreements to sell share put options to a financial institution, and received premiums in cash for an amount of approximately U.S.$1.4 million. Under these agreements and depending on market conditions the Company has a remaining potential obligation to purchase the equivalent of 30,006,360 shares of the Company's common stock for an aggregate amount of approximately U.S.$12.9 million. These put options are exercisable only in April 2003. The financial institution may settle the put options by physical settlement of the options or by cash at the option of the Company. The Company has recorded the change in fair value of these agreements together with related premiums, from inception to December 31, 2002, in other income or expense.

     The estimated fair values of the Group's financial instruments at December 31, 2001 and 2002 were as follows:

                                                                2001                             2002
                                                   ------------------------------   ------------------------------
                                                      CARRYING                         CARRYING
                                                        VALUE        FAIR VALUE          VALUE        FAIR VALUE
                                                   --------------  --------------   --------------  --------------
ASSETS:
  Univision preferred shares (see Note 5).......   Ps.  3,637,957  Ps.  3,637,957   Ps.         --  Ps.         --
  Univision warrants (see Note 5)...............               --       2,457,804           20,928       1,181,710
LIABILITIES:
  Senior Notes due 2005, 2011 and 2032..........        4,850,610       5,004,568        8,371,200       8,430,636
  Other long-term debt securities...............          719,734         750,603          776,324         804,875
  UDI-denominated long-term securities..........        3,507,205       3,742,539        3,503,220       3,764,908
  Long-term notes payable to Mexican banks......          748,065         748,065          491,094         491,094
  U.S.$100 million term loan....................          970,122         970,122        1,046,400       1,046,400
DERIVATIVE FINANCIAL INSTRUMENTS:
ASSETS:
  Interest rate swaps...........................               --              --            1,104           1,104
  Share put options.............................               --              --            4,495           4,495
LIABILITIES:
  Foreign currency options......................               --              --            3,123           3,123

11.  DTH JOINT VENTURE LIABILITIES

     DTH joint venture liabilities as of December 31, 2001 and 2002 included the liability positions resulting from the Group's investments in Innova, S. de R.L. de C.V. ("Innova") and Sky Multi-Country Partners ("SMCP"), and the equity in losses of these joint ventures recognized by the Group in excess of such investments and up to the amount of the guarantees made by the Group in connection with certain capital lease obligations of Innova and SMCP (see Notes 1 (f) and 13), as follows:

                                                                                   2001                2002
                                                                             ---------------     ----------------
Innova (1) ..............................................................    Ps.   1,028,285     Ps.      852,993
SMCP (2) ................................................................             80,961              792,249
                                                                             ---------------     ----------------
                                                                             Ps.   1,109,246     Ps.    1,645,242
                                                                             ===============     ================

------------------------

(1) Joint venture engaged in providing DTH broadcast satellite pay television services in Mexico, in which the Group has a 60% non-consolidated interest. The concession granted by the Mexican Federal Government for operating this joint venture expires in 2026. The Group's liability position in Innova as of December 31, 2001 and 2002, was net of long-term notes and interest receivable due from Innova of approximately U.S.$199.4 million (Ps.1,829,793) and U.S.$222.9 million (Ps.2,332,093), respectively, with principal and interest maturities between 2008 and 2012, bearing annual interest rate of 9.0%. Long-term loans provided to Innova by the Group in 2001 and 2002 amounted to approximately U.S.$79.7 million (Ps.833,772) and U.S.$17.7 million (Ps.185,213), respectively.

(2) General partnership engaged in providing DTH broadcast satellite pay television services in Latin America outside of Mexico and Brazil, in which the Group has a 30% interest. The concessions for operating the current SMCP operations in Colombia and Chile do not have expiration dates. In the fourth quarter of 2002, as a result of economic difficulties of this joint venture, which included the closing of the DTH operations in Argentina, the Group recognized the outstanding debt incurred by SMCP being guarantees by the Group. Capital contributions made to SMCP by the Group in 2001 and 2002 amounted to U.S.$36.2 million (Ps.360,266) and U.S.$14.8 million (Ps.154,920), respectively. Also, in 2001, News Corp. made equity contributions in this partnership on behalf of the Group of U.S.$15.0 million (Ps.145,518) (see Note 18).

12.  PENSION PLANS AND SENIORITY PREMIUMS

     Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans for substantially all of their employees. Additionally, the Group has a defined benefit pension plan for executives. All pension benefits are based on salary and years of service rendered.

     Under the provisions of the Mexican labor law, seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age, employees are no longer eligible for seniority premiums.

     Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age
65. The Group has used a 4% discount rate, 2% salary scale, and 5% return on assets rate for 2000, 2001 and 2002. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. No cash contributions to the trusts were made by the Group in 2000 and 2001. In the fourth quarter of 2002, the Group made a cash contribution of approximately Ps.103,046 to its pension and seniority premium plans. Plan assets were invested in a portfolio that primarily consisted of equity and debt securities (including shares of the Company) as of December 31, 2001 and 2002. Pension and seniority premium benefits are paid when they become due.

     The pension and seniority premium plan liability as of December 31, 2001 and 2002, was as follows:

                                                                                  2001                 2002
                                                                             ---------------      ---------------
Actuarial present value of benefit obligations:
   Vested benefit obligations............................................    Ps.     280,203      Ps.     318,110
   Nonvested benefit obligations.........................................            504,042              448,488
                                                                             ---------------      ---------------
   Accumulated benefit obligation........................................            784,245              766,598
   Benefit attributable to projected salaries............................            169,384              160,119
                                                                             ---------------      ---------------
   Projected benefit obligation..........................................            953,629              926,717
   Plan assets...........................................................           (744,768)            (695,760)
                                                                             ----------------     ---------------
   Projected benefit obligation in excess of plan assets.................            208,861              230,957
                                                                             ---------------      ---------------
Items to be amortized over a 18-year period:
   Transition obligation.................................................            332,162              296,710
   Unrecognized prior service cost.......................................             38,882               26,551
   Unrecognized net loss from experience differences.....................            104,304              155,873
                                                                             ---------------      ---------------
                                                                                     475,348              479,134
                                                                             ---------------      ---------------
Net projected asset......................................................           (266,487)            (248,177)
Adjustment needed to recognize minimum liability (with the recognition of
    an intangible asset included in other assets)........................            305,964              319,015
                                                                             ---------------      ---------------
Balance sheet liability .................................................    Ps.      39,477      Ps.      70,838
                                                                             ===============      ===============

     The net pension and seniority premium cost for 2000, 2001 and 2002 was Ps.89,247, Ps.106,031 and Ps.118,830, respectively.

13.  COMMITMENTS AND CONTINGENCIES

     At December 31, 2002, the Group's commitments for capital expenditures were approximately Ps.328,922, of which Ps.243,510 were related to purchase commitments to acquire television technical equipment.

     At December 31, 2002, the Group had commitments for making capital contributions in 2003 to Innova of up to U.S.$15 million and to its DTH ventures in Latin America, excluding Mexico, for up to U.S.$20 million.

     In September 2001, the Company entered into a 50/50 programming joint venture with Endemol, a world leading content developer and producer for television and online platforms based in The Netherlands, to produce and develop content for television and the Internet. As of December 31, 2002, the Group has commitments to acquire from Endemol programming formats through this venture for up to U.S.$54.8 million through 2006.

     The Company has guaranteed the obligations of certain consolidated subsidiaries for direct loans and capital leases in an aggregate amount of Ps.276,573, which are reflected in the December 31, 2002 balance sheet as liabilities. The Group has granted collateral in connection with certain indemnification obligations (see Note 5), which includes a deposit of U.S.$15.0 million of short-term securities as of December 31, 2002.

     Furthermore, the Company has guaranteed the obligations of certain related parties for direct loans in an aggregate amount of approximately Ps.233,258, approximately 98% of which relates to guarantees related to DTH technical facilities.

     Payments to be made by certain Mexican companies in the Group to employees in case of dismissal and under certain circumstances provided by the Mexican labor law will be expensed as incurred.

     At December 31, 2002, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

                                                               THOUSANDS OF
                                                               U.S. DOLLARS
                                                              ---------------
2003..............................................            U.S.$    18,543
2004..............................................                     17,735
2005..............................................                     17,667
2006..............................................                     15,642
2007 and thereafter...............................                     43,240
                                                              ---------------
                                                              U.S.$   112,827
                                                              ===============

     The Group has guaranteed its 60% proportionate share of Innova's minimum commitment for use of transponders over a period ending in 2015, which is estimated to be an aggregate of approximately U.S.$156.1 million (undiscounted) as of December 31, 2002.

     The Group has also guaranteed its 30% proportionate share of SMCP's minimum commitments for use of transponders over a period ending in 2014, which is estimated to be an aggregate of approximately U.S.$120.4 million (undiscounted) as of December 31, 2002.

     In connection with the Group's acquisition of its 50% interest in Cardenas-Fernandez & Associates (see Note 2), the Group is required, under certain circumstances, to make additional payments to the sellers of such interest of up to U.S.$3.5 million (Ps.36,624) during a three-year period which will end in April 2005.

     In conjunction with the Group's disposal of its former music recording business (see Note 2), the Group may have to pay certain adjustments to Univision in connection with an audit of the music recording business by Univision, which is expected to be resolved by the parties in 2003. While the Group's management believes that the outcome of this audit will not have a material adverse effect on its financial position or future operating results, no assurance can be given in this regard.

     The Company's former United States music recording subsidiary, Fonovisa, Inc. ("Fonovisa"), made an estimated U.S.$10 million in payments over a ten-year period in apparent violation of applicable U.S. laws. As a result, the Group underreported taxable income in prior years. In 2000, the Group pled guilty to one court in connection with this matter and paid a U.S.$0.7 million fine. Also, in the fourth quarter of 2001, Univisa, Inc. ("Univisa"), a former parent company of Fonovisa and a former U.S. subsidiary of the Company, received final proposed adjustments in connection with U.S. Internal Revenue Service audits for fiscal periods ended in 1995, 1996 and 1997. As a result of these audits, in December 2001, the Group made U.S. federal income tax and interest payments of approximately U.S.$14.0 million (Ps.136,137) related to taxes attributable to Univisa and Fonovisa (see Note 5). As of December 31, 2002, the Group has accrued Ps.74,209 representing the Group's estimate of state and other tax liabilities in connection with these matters. These matters did not have, and the Group does not expect that they will have, a material adverse effect on its financial condition or results of operations.

     There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group's management, none of these proceedings will have a material adverse effect on the Group's financial position or results of operations.

14.  CAPITAL STOCK AND STOCK OPTION PLAN

     CAPITAL STOCK

     At December 31, 2002, shares of capital stock consisted of:

                                                                             SERIES "D"
                                                                               SHARES
                                          SERIES "A"        SERIES "L"        (DIVIDEND            TOTAL
                                            SHARES            SHARES       PREMIUM SHARES)         SHARES
                                        --------------    --------------   ----------------   ----------------
Authorized............................   5,021,050,671     2,271,150,000      2,271,150,000      9,563,350,671
Unissued..............................     430,307,554                --                 --        430,307,554
                                        --------------    --------------   ----------------   ----------------
Issued................................   4,590,743,117     2,271,150,000      2,271,150,000      9,133,043,117
Repurchased by the Company............            (804)             (804)              (804)            (2,412)
Acquired by a subsidiary of the
  Company.............................    (110,942,789)      (86,851,771)       (86,851,771)      (284,646,331)
                                        --------------    --------------   ----------------   ----------------
Outstanding...........................   4,479,799,524     2,184,297,425      2,184,297,425      8,848,394,374
                                        ==============    ==============   ================   ================

     At December 31, 2001, there were 8,856,259,557 shares of capital stock outstanding, consisting of 4,482,392,507 Series "A" Shares, 2,186,933,525 Series "L" Shares and 2,186,933,525 Series "D" Shares.

     Series "L" Shares and Series "D" Shares have limited voting rights. The shares of capital stock issued include 2,271,150,000 Series "A" Shares, 2,271,150,000 Series "L" Shares and 2,271,150,000 Series "D" Shares that are represented, until at least December 2008, by 2,271,150,000 Ordinary Participation Certificates ("CPOs"), each CPO representing one Series "A" Share, one Series "L" Share and one Series "D" Share. Non-Mexican holders of CPOs do not have voting rights with respect to the Series "A" and "D" Shares.

     Under the Company's bylaws, the Company's Board of Directors consists of a minimum of five and a maximum of 20 members, of which the holders of Series "L" Shares and Series "D" Shares, each voting as a class, are entitled to elect two members and two members, respectively.

     Holders of Series "D" Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps.0.0085443938 per share) before any dividends are payable in respect of Series "A" Shares or Series "L" Shares. Until at least December 10, 2003, holders of Series "D" Shares are also entitled to a premium preference consisting of annual dividends per Series "D" Share of at least 160% of any annual dividend payable per Series "A" Share and Series "L" Share, including the preferred dividend.

     The Series "A", "L" and "D" Shares are perpetual in duration, and are not subject to be exchanged for shares of any other class of equity securities. If the Company is liquidated, Series "D" Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps.0.1708878756 per share) before any distribution is made in respect of Series "A" and Series "L" Shares.

     In September 2002, in connection with the approval of the Company's shareholders on April 30, 2002 to issue additional Series "A" Shares for a Long Term Retention Plan, which supplements the Company's existing stock option plan, in an aggregate amount of up to 4.5% of the Company's outstanding capital stock (430,350,671 Series "A" Shares) at the time the shares were issued (a portion of the 8% of the Company's capital stock previously authorized by the shareholders for these plans), and in conjunction with preemptive rights exercised by certain existing holders of Series "A" Shares, the Company increased its capital stock in the amount of Ps.409 by issuing additional 43,117 Series "A" Shares (not in the form of CPOs), of which Ps.402 were recognized as additional paid-in-capital. Following this capital stock increase, the remaining 430,307,554 unissued authorized Series "A" Shares may be subscribed and paid for by, or offered to plan participants through, one or more special purpose trusts.

     At December 31, 2002, the restated tax value of the Company's common stock was Ps.15,163,104.

     STOCK OPTION PLAN

     The Company adopted a stock option plan (the "Plan") that provides for the grant and sale of up to 8% of the Company's capital stock to key Company management. Pursuant to this Plan, through December 31, 2002 the Company had assigned approximately 83 million CPOs at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, which have been registered pursuant to a registration statement on Form S-8 under the Securities Act, can only be transferred to the plan participants when the conditions set forth in the Plan are satisfied. As of December 31, 2002, no shares of capital stock had been transferred to the plan participants.

15.  RETAINED EARNINGS

     In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2000 and 2002, the Company's stockholders approved increases to the legal reserve amounting to Ps.63,972 and Ps.71,119, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.

     Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be subject to a 34% income tax to be paid by the companies paying the dividends and applied to the result of multiplying the dividends paid by a factor of 1.5152.

     At December 31, 2002 cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.5,215,876. In addition, the payment of dividends is restricted under certain circumstances by the terms of the U.S. dollar loan facility agreement (see Note 9).

     As of December 31, 2002 the Company's stockholders had approved appropriating from retained earnings a reserve amounting to Ps.6,363,359 for the repurchase of shares, at the discretion of management. As of December 31, 2001 and 2002, this reserve has been used for an amount of Ps.261,639 and Ps.584,865, respectively, in connection with repurchases of shares made by the Company in prior years.

     In September 2002, the Company announced a share repurchase program of up to U.S.$400 million (Ps.4,185,600) over the next three years. Under the terms of the program, the Company may, at the discretion of management, acquire stock subject to legal, market and other conditions at the time of purchase. The Company started repurchasing shares in 2003, and as of February 26, 2003, 20,680,200 shares in the form of 6,893,400 CPOs had been repurchased by the Company under this program for an aggregate amount of Ps.91,440.

     In February 2003, the Board of Directors proposed a payment of dividends for an amount of approximately Ps.550,000, which is subject to the approval of the Company's stockholders in April 2003.

16.  COMPREHENSIVE (LOSS) INCOME

     Comprehensive (loss) income related to the majority interest for the years ended December 31, 2000, 2001 and 2002, was as follows:

                                                                   2000                 2001                 2002
                                                             -----------------    -----------------    -----------------
Net (loss) income .......................................    Ps.      (872,255)   Ps.     1,422,375    Ps.       737,836
                                                             -----------------    -----------------    -----------------
Other comprehensive loss, net:
     Foreign currency translation adjustments, net (1)...              (32,040)            (526,663)            (136,991)
     Result from holding non-monetary assets, net (2)....             (407,111)            (292,158)             365,731
     Cumulative effect of deferred taxes.................           (2,642,542)                  --                   --
     Gain on issuance of shares of associates............                   --                   --              489,951
                                                             -----------------    -----------------    -----------------
Total other comprehensive (loss) gain, net...............           (3,081,693)            (818,821)             718,691
                                                             -----------------    ------------------   -----------------
Comprehensive (loss) income..............................    Ps.    (3,953,948)   Ps.       603,554    Ps.     1,456,527
                                                             =================    =================    =================

-------------------------
(1) In 2002 include the foreign exchange loss of Ps.795,225 which was hedged by the Group`s net investment in Univision (see Note 1(c)).

(2) Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax benefit (provision) of Ps.219,216, Ps.171,167 and (Ps.190,839) for the years ended December 31, 2000, 2001 and 2002, respectively.

     The changes in components of accumulated other comprehensive loss for the years ended December 31, 2000, 2001 and 2002, were as follows:

                                                                  CUMULATIVE       CUMULATIVE      CUMULATIVE
                                  GAIN ON                        RESULT FROM       RESULT FROM      EFFECT OF        ACCUMULATED
                                ISSUANCE OF                        HOLDING           FOREIGN         DEFERRED           OTHER
                                 SHARES OF       ACCUMULATED     NON-MONETARY       CURRENCY          TAXES         COMPREHENSIVE
                                 ASSOCIATES    MONETARY RESULT      ASSETS         TRANSLATION     (NOTE 1(O))      (LOSS) INCOME
                               --------------  ---------------  --------------   --------------   --------------   --------------
Balance at December 31, 1999   Ps.    215,039  Ps.     (28,837) Ps. (1,457,496)  Ps.   (582,835)  Ps.         --   Ps. (1,854,129)
Current year change.........               --               --        (407,111)         (32,040)      (2,642,542)      (3,081,693)
                               --------------  ---------------  --------------   --------------   --------------   --------------
Balance at December 31, 2000          215,039          (28,837)     (1,864,607)        (614,875)      (2,642,542)      (4,935,822)
Current year change.........               --               --        (292,158)        (526,663)              --         (818,821)
                               --------------  ---------------  --------------   --------------   --------------   --------------
Balance at December 31, 2001          215,039          (28,837)     (2,156,765)      (1,141,538)      (2,642,542)      (5,754,643)
Current year change.........          489,951               --         365,731         (136,991)              --          718,691
                               --------------  ---------------  --------------   --------------   --------------   --------------
Balance at December 31, 2002   Ps.    704,990  Ps.     (28,837) Ps. (1,791,034)  Ps. (1,278,529)  Ps. (2,642,542)  Ps. (5,035,952)
                               ==============  ===============  ==============   ==============   ==============   ==============

     Cumulative result from holding non-monetary assets as of December 31, 2000, 2001 and 2002 is net of a deferred income tax benefit of Ps.219,216, Ps.390,383 and Ps.199,544, respectively.

17.  MINORITY INTEREST

     Minority interest at December 31, 2001 and 2002, consisted of:

                                                                                    2001               2002
                                                                                -------------     --------------
Capital stock.............................................................      Ps.   971,237     Ps.  1,026,175
Retained earnings.........................................................            376,077            461,607
Cumulative result from holding non-monetary assets........................           (272,886)          (212,144)
Accumulated monetary result...............................................             (6,926)            (4,388)
Cumulative effect of deferred income tax..................................            (64,914)           (62,841)
Net income (loss) for the year............................................             28,841            (68,833)
                                                                                -------------     --------------
                                                                                Ps. 1,031,429     Ps.  1,139,576
                                                                                =============     ==============

18.  TRANSACTIONS WITH RELATED PARTIES

     The principal transactions that the Group carried out with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, were as follows:

                                                                  2000               2001               2002
                                                            -----------------  -----------------  -----------------
Revenues:
    Royalties (Univision) (a).....................          Ps.       830,581  Ps.       754,146  Ps.       778,906
    Soccer transmission rights (Univision)........                     50,624             98,938             47,278
    Programming production and transmission
       rights  (Innova)...........................                    266,066            285,200            289,455
    Administrative services (b)...................                     97,062             68,265            115,594
    Interest income...............................                     58,984            122,039            170,878
    Advertising (c)...............................                    221,337            240,797            214,724
                                                            -----------------  -----------------  -----------------
                                                            Ps.     1,524,654  Ps.     1,569,385  Ps.     1,616,835
                                                            =================  =================  =================
    Customer deposits and advances (d)............          Ps.       485,176  Ps.       283,996  Ps.       270,359
                                                            =================  =================  =================
Costs:
    Donations.....................................          Ps.         3,240  Ps.        63,645  Ps.        55,389
    Advertising and transmission rights (Club de
       Futbol Atlante, S.A. de C.V. in 2000 (e),
       and Editorial Clio, Libros y Videos, S.A.
       de C.V. in 2000 and 2001)..................                     48,323             54,071                 --
    Administrative services (b)...................                      8,924             24,314             41,460
    Other.........................................                     11,904              1,890             51,517
                                                            -----------------  -----------------  -----------------
                                                            Ps.        72,391  Ps.       143,920  Ps.       148,366
                                                            =================  =================  =================

-------------------------
(a) The Group receives royalties from Univision for programming provided pursuant to program license agreements, as amended, through December 2001, that expire in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% as of December 31, 2000, 2001 and 2002.

(b) The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(c) Advertising services rendered to Pegaso in 2000 through the consummation of the sale of Pegaso and Ovaciones (see Note 2), to Innova in 2000, 2001 and 2002, and to Univision in 2002.

(d) Deposits and advances from Univision, Innova and Editorial Clio, Libros y Videos, S.A. de C.V. as of December 31, 2000, 2001 and 2002.

(e) Through the consummation of the sale of Pegaso and Ovaciones (see Note 2), following which Club de Futbol Atlante, S.A. de C.V. was no longer an affiliate of the Group.

     During 2000, 2001 and 2002, a professional services firm in which a current director and two alternate directors maintain interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.9,874, Ps.13,221 and Ps.9,406, respectively.

     During 2000, the Group consummated the sale of Pegaso and Ovaciones and the acquisition of a minority interest in its publishing business segment (see Note
2) with related parties who were terminated as executives and/or directors of the Group following these transactions.

     The balances of receivables, advances, deposits and (payables) between the Group and affiliates as of December 31, 2001 and 2002, were as follows:

                                                                                        2001              2002
                                                                                    -------------    -------------
CIE (see Note 2)..................................                                  Ps.        --    Ps.  (420,653)
Coyoacan Films, S.A. de C.V.......................                                         14,626           10,411
Editorial Clio, Libros y Videos, S.A. de C.V......                                         39,767           30,903
Grupo Televicentro, S.A. de C.V...................                                          5,003            4,746
Grupo Triple C, S.A. de C.V.......................                                         31,040           29,418
Innova (see Note 11)..............................                                        282,593          377,682
News Corp. (see Note 11)..........................                                       (145,518)        (156,960)
Telemercado Alameda, S. de R.L. de C.V............                                         36,062               14
Univision (see Note 5)............................                                         67,844           11,795
Other.............................................                                        103,830           53,932
                                                                                    -------------    -------------
                                                                                    Ps.   435,247    Ps.   (58,712)
                                                                                    =============    =============

     All significant account balances included in amounts due from affiliates bear interest. In 2000, 2001 and 2002, average interest rates of 17.92%, 19.55% and 14.56% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

19.  INTEGRAL COST OF FINANCING

     Integral cost of financing for the years ended December 31, consisted of:

                                                                    2000               2001               2002
                                                               --------------     --------------     --------------
Interest expense (1)..............................             Ps.  1,545,175     Ps.  1,273,308     Ps.  1,371,153
Interest income...................................                   (970,802)          (978,417)          (589,627)
Foreign exchange loss (gain), net (2).............                    180,824            (37,340)          (210,829)
Loss from monetary position (3)...................                    299,655            179,367             42,275
                                                               --------------     --------------     --------------
                                                               Ps.  1,054,852     Ps.    436,918     Ps.    612,972
                                                               ==============     ==============     ==============

-------------------------

(1) Interest expense in 2000, 2001 and 2002 includes Ps.180,363, Ps.171,040 and Ps.189,649, respectively, derived from the restatement of the Ps.3.0 billion (nominal) UDI-denominated debt securities issued in April 2000 (see
     Note 9).

(2) Net foreign exchange loss or gain in 2000 and 2001, includes losses of Ps.209,097 and Ps.106,268, respectively, derived from forward exchange contracts (see Note 10). Net foreign exchange gain in 2002 includes a net gain from foreign currency option contracts of Ps.2,898, and the gain of Ps.795,225 from foreign exchange loss attributable to certain long-term debt securities which are hedged by the Group's net investment in Univision (see Note 1(c)).

(3) The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. Includes monetary loss in 2000, 2001 and 2002 of Ps.463,186, Ps.197,398 and Ps.179,741, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax.

20.  RESTRUCTURING AND NON-RECURRING CHARGES

     The restructuring charges in 2000, 2001 and 2002 consisted principally of severance costs in connection with employees who were terminated. All associated costs have been expensed as incurred.

     In 2000 and 2001, the Company early extinguished a significant amount of its long-term debt outstanding (see Note 9), and recognized related premiums, consent fees, unamortized financing costs (see Note 8) and other expenses of Ps.1,546,945 and Ps.60,712, respectively, as non-recurring charges in the consolidated income statements.

     In 2002 the Company recognized a non-recurring charge of Ps.325,383 taken in connection with the write-off of exclusive rights letters for soccer players, as well as a Ps.163,431 non-recurring charge related to the drawdown by

DirecTV under a letter of credit posted by the Company in connection with certain arrangements between DirecTV and the Company to broadcast the 2002 World Cup, which amount is in dispute by the parties.

21.  OTHER EXPENSE - NET

     Other (income) expense is analyzed as follows:

                                                                  2000                2001              2002
                                                              --------------    --------------     --------------
(Gain) loss on disposition of investments, net
   (see Note 2)...................................            Ps.    (98,906)   Ps.   (294,619)    Ps.     36,172
Amortization of goodwill (see Note 7).............                   229,426           202,615            437,805
Costs incurred in DTH investments (1).............                   103,769            28,930             28,930
Provision for doubtful non-trade accounts and
   write-off of other receivables ................                        --           184,334             66,453
Write-off of goodwill (see Notes 2 and 7).........                        --           222,711          1,066,700
Donations (see Note 18)...........................                    59,140           125,593            113,466
Financial advisory and professional services (2)..                   153,945           105,489            106,040
Loss on disposition of fixed assets...............                    39,395            96,567            132,807
Penalties and surcharges..........................                        --                --             69,771
Uncredited foreign income tax.....................                        --                --             46,250
Miscellaneous other expense -- net................                    40,887            22,866             29,683
                                                              --------------    --------------     --------------
                                                              Ps.    527,656    Ps.    694,486     Ps.  2,134,077
                                                              ==============    ==============     ==============

-----------------------
(1) In 2000, these costs include lease payments of Ps.70,744, for unused satellite transponders intended for proposed DTH ventures, net of sublease payments received for transponders which were used by the Group's other DTH businesses; administrative costs and expenses of Ps.4,100, resulting from the Group's equity investment in DTH ventures in Spain and Latin America; and the amortization of DTH development costs of Ps.28,930 for each year.

(2) In 2000, 2001 and 2002, includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 13 and 18).

22.  INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

     The Company is authorized by the Mexican tax authorities to compute its income tax and assets tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 60% of their share ownership in such subsidiaries. The assets tax is computed on a fully consolidated basis.

     The Mexican corporate income tax rate in 2000, 2001 and 2002 was 35%. In accordance with the new Mexican Income Tax Law effective January 1, 2002, the 35% corporate income tax rate applicable to Mexican companies will be reduced annually starting in 2003, and continue to decrease until the corporate rate is 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate reduced the Group's deferred income tax liability in 2002.

     In 2000 and 2001, companies were allowed to pay the income tax liability computed at a 30% rate with the remaining 5% of the liability due when the taxable income of the year is distributed to shareholders.

     The income tax provision for the years ended December 31, 2000, 2001 and 2002, is comprised as follows:

                                                                 2000               2001               2002
                                                            --------------     --------------     --------------
Income tax and assets tax - current...............          Ps.    978,971     Ps.    727,283     Ps.    898,608
Income tax and assets tax - deferred..............                (668,547)          (178,572)          (603,357)
                                                            --------------     --------------     --------------
                                                            Ps.    310,424     Ps.    548,711     Ps.    295,251
                                                            ==============     ==============     ==============

     The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income tax and the assets tax.

                                                                                                %
                                                                                    --------------------------
                                                                                    2000       2001       2002
                                                                                    ----       ----       ----
Tax at the statutory rate on income before provisions......................          35         35         35
Differences in restatement (a) ............................................           4         (5)         7
Hedge......................................................................          --         --        (26)
Non-deductible items.......................................................           4          2          7
Special tax consolidation items............................................         (18)         9          2
Unconsolidated income tax..................................................         (11)       (30)        38
Minority interest..........................................................          (8)         9         (2)
Excess in tax provision of prior years.....................................          --         (4)       (17)
Changes in valuation allowances:
    Goodwill...............................................................           5          2         42
    Assets tax.............................................................          18          1         (7)
    Tax loss carryforwards.................................................         (30)        --         26
Effect of change in income tax rates.......................................          --         --        (25)
Foreign operations.........................................................          23          3        (51)
Discontinued operations....................................................          (3)        (3)        (1)
Cumulative effect of accounting change.....................................          --          2         --
                                                                                    ---        ---        ---
Provision for income tax and the assets tax................................          19         21         28
                                                                                    ===        ===        ===

---------------------
(a) This amount represents the effect of using different methods of calculating inflation adjustments for tax purposes and book purposes, which includes the net effect of differences between tax and accounting practices in calculating the inflation effects of customer deposits, interest expense and interest income.

     The Group has tax loss carryforwards at December 31, 2002, as follows:

                                                                         AMOUNT                  EXPIRATION
                                                                    --------------           -----------------
Operating tax loss carryforwards:
    Consolidated (1)............................................    Ps.         --                          --
    Unconsolidated:
       Mexican subsidiaries (2).................................           473,351           From 2003 to 2011
       Non-Mexican subsidiaries (3).............................         1,191,481           From 2003 to 2022
                                                                    --------------
                                                                         1,664,832

Capital tax loss carryforwards:
    Unconsolidated Mexican subsidiary (4).......................           343,143           From 2004 to 2007
                                                                    --------------
                                                                    Ps.  2,007,975
                                                                    ==============

---------------------
(1) During 2000, the Group used all of its consolidated operating tax loss carryforwards of Ps.1,009,706.

(2) During 2000, 2001 and 2002, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.1,954,924, Ps.535,897 and Ps.1,048,295, respectively.

(3) Approximately the equivalent of U.S.$113.9 million for subsidiaries in Spain, South America and the United States.

(4) These carryforwards can only be used in connection with capital gains to be generated by such subsidiary.

     The assets tax rate is 1.8%. The assets tax paid in excess of the income tax in the previous ten years can be credited in future years if the amount of the income tax in subsequent years is in excess of the assets tax. As of December 31, 2002, the Company had Ps.1,314,102 of assets tax subject to be credited and expiring between 2007 and 2010.

     The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

     The deferred taxes as of December 31, 2001 and 2002, were principally derived from the following temporary differences:

                                                                                 2001               2002
                                                                            --------------     --------------
ASSETS:
  Accrued liabilities.............................                          Ps.    535,897     Ps.    610,400
  Goodwill........................................                                 392,172            837,976
  Tax loss carryforwards..........................                                 573,982            285,773
  Allowance for doubtful accounts.................                                 189,839            281,584
  Customer advances...............................                                 843,831          1,188,965
  Other items.....................................                                  14,343                 --

LIABILITIES:

  Inventories.....................................                              (2,004,062)        (1,788,335)
  Property, plant and equipment -- net............                              (1,034,562)        (1,121,653)
  Other items.....................................                                (372,171)          (507,246)
  Innova..........................................                              (1,037,293)        (1,317,797)
                                                                            --------------     --------------
  Deferred-income taxes of Mexican companies......                              (1,898,024)        (1,530,333)
  Deferred tax of foreign subsidiaries............                                  99,480           (356,272)
  Assets tax......................................                               1,314,102          1,545,106
  Valuation allowances............................                              (1,318,286)        (1,963,339)
                                                                            --------------     --------------
  Deferred income tax liability...................                              (1,802,728)        (2,304,838)
  Deferred tax asset of discontinued operations...                                 (28,086)                --
  Effect of change of income tax rates............                                      --            268,978
                                                                            --------------     --------------
  Deferred tax liability of continuing operations.                          Ps. (1,830,814)    Ps. (2,035,860)
                                                                            ==============     ==============

     The change in the deferred income tax liability for the years ended December 31, 2000, 2001 and 2002, representing a charge (credit) Ps.652,843, Ps.241,716 and Ps.(205,046), respectively, was recorded against the following accounts:

                                                                  2000               2001                2002
                                                             -------------      --------------      --------------
Credits to the gain from monetary position.........          Ps.   220,955      Ps.     85,800      Ps.     98,742
Credits (charges) to the result from holding                       219,216             171,167            (190,839)
   non-monetary assets ............................
Credits (charges) to the provision for deferred                    205,361             (18,826)            423,616
   income tax .....................................
Credits (charges) to the discontinued operations...                  7,311               3,575            (536,565)
                                                             -------------      --------------      --------------
                                                             Ps.   652,843      Ps.    241,716      Ps.   (205,046)
                                                             =============      ==============      ==============

     Additionally, the provision for deferred income tax for the years ended December 31, 2000, 2001 and 2002 was credited by Ps.463,186, Ps.197,398 and
Ps.179,741, respectively, representing the effect on restatement of the non-monetary items included in the deferred tax calculation, which was originally accounted for in the result from monetary position and then reclassified to the provision for deferred income tax. Consequently, the provision for deferred tax for the years ended December 31, 2000, 2001 and 2002, was a benefit of Ps.668,547, Ps.178,572 and Ps.603,357, respectively.

     The provision for employees' profit sharing for the years ended December 31, 2000, 2001 and 2002, is comprised as follows:

                                                                  2000               2001               2002
                                                             --------------     --------------     --------------
Employees' profit sharing - current...............           Ps.     19,858     Ps.     22,722     Ps.      4,096
Employees' profit sharing - deferred..............                   36,671                 --                 --
                                                             --------------     --------------     --------------
                                                             Ps.     56,529     Ps.     22,722     Ps.      4,096
                                                             ==============     ==============     ==============

     The deferred employees' profit sharing asset as of December 31, 1999, of Ps.36,671, was reversed in 2000, since the employees of Mexican companies in the Group were assigned to companies which provide administrative services beginning January 1, 2001, and these companies do not have significant temporary differences between the carrying values of assets and liabilities and their related tax values.

23.  DISCONTINUED OPERATIONS

     In December 2001, in connection with a series of transactions the Group reached an agreement with Univision to sell its music recording business in the United States and Latin America, which sale was consummated in April 2002 (see
Note 2). Accordingly, the results of operations of the music recording business are reported as discontinued operations for all periods presented in these consolidated financial statements.

     Discontinued operations of the music recording segment are presented as follows:

                                                                   2000               2001              2002
                                                               -------------     --------------    --------------
Income from music recording operations............             Ps.    25,121     Ps.     14,063    Ps.      1,693
Gain on disposal of music recording operations, net
   of income taxes of Ps. 536,565 (1).............                        --                 --         1,061,057
                                                               -------------     --------------    --------------
                                                               Ps.    25,121     Ps.     14,063    Ps.  1,062,750
                                                               =============     ==============    ==============

-------------------------

(1) The costs and expenses related to the disposal of the Group's music recording operations, amounted to approximately Ps.861,418, which included fees of Ps.86,151 for financial advisory services provided to the Group by a professional services firm in which a current director of the Company maintains an interest, and advertising time for an aggregate amount of Ps.156,960 rendered and to be provided to Univision by the Group in a three-year period following this disposal (see Note 18).

     Summarized information on results of the discontinued music recording operations for the years ended December 31, 2000 and 2001, and for the period from January 1, 2002 through the closing date in March 2002, is as follows:

                                                                2000                 2001               2002
                                                           --------------       --------------     --------------
Net sales.........................................         Ps.  1,372,251       Ps.  1,044,488     Ps.    207,338
Cost of sales.....................................              1,025,817              773,635            151,394
Operating expenses................................                208,204              177,369             36,050
Depreciation and amortization.....................                  4,666                4,226                769
Operating income..................................                133,564               89,258             19,125
Income before income tax..........................                 84,828               75,150             11,844
Income taxes......................................                 59,707               61,087             10,151
Net income from discontinued operations...........                 25,121               14,063              1,693

     The results of the music recording segment reflected revenues, costs and expenses related to the production and distribution (in Mexico and abroad) of cassettes, compact disc recordings and records of Mexican and Latin American artists, principally under three record labels which were wholly-owned by the Group. Music recording segment revenues were derived primarily from sales of recorded music and royalty revenues from the licensing of recordings to third parties.

     The net assets of the discontinued music recording operations as of December 31, 2001 include:

                                                                                   2001
                                                                              --------------
Accounts receivable...............................                            Ps.    498,576
Inventories.......................................                                    48,306
Other current assets..............................                                   182,768
                                                                              --------------
Current assets of discontinued operations.........                                   729,650
                                                                              --------------

Property and equipment - net......................                                     8,396
Deferred costs - net..............................                                    31,873
Other assets......................................                                       568
                                                                              --------------
Non-current assets of discontinued operations.....                                    40,837
                                                                              --------------

Trade accounts payable............................                                    23,995
Other current liabilities.........................                                   155,806
Long-term liabilities.............................                                        23
                                                                              --------------
Liabilities of discontinued operations............                                   179,824
                                                                              --------------
Net assets of discontinued operations.............                            Ps.    590,663
                                                                              ==============

24.  EARNINGS PER CPO/SHARE

     During the years ended December 31, 2000, 2001 and 2002, the weighted average of outstanding shares, CPOs and Series "A" Shares (not in the form of CPO units) was as follows:

                                                              2000                2001                2002
                                                          -------------       -------------       -------------
Shares............................................        8,825,436,712       8,877,087,751       8,853,846,396
CPOs..............................................        2,166,316,311       2,193,876,256       2,186,138,824
Series "A" Shares (not in the form of CPO units)..        2,326,487,781       2,295,458,982       2,295,458,982

     (Loss) earnings per CPO and per Series "A" Share (not in the form of a CPO unit) for the years ended December 31, 2000, 2001 and 2002, are presented as follows:

                                              2000                        2001                         2002
                                   -------------------------   --------------------------   -------------------------
                                                  PER SERIES                  PER SERIES                   PER SERIES
                                       PER           "A"           PER           "A"             PER          "A"
                                       CPO          SHARE          CPO          SHARE            CPO         SHARE
                                   -----------    ----------   -----------   ------------   ------------   ----------
Continuing operations.........     Ps.   (0.30)   Ps.  (0.10)  Ps.    0.51   Ps.     0.17   Ps.    (0.12)  Ps.  (0.04)
Discontinued operations.......              --            --            --             --           0.36         0.12
Cumulative loss effect of
    accounting change.........              --            --         (0.03)         (0.01)            --           --
                                   -----------    ----------   -----------   ------------   ------------   ----------
Net (loss) income.............     Ps.   (0.30)   Ps.  (0.10)  Ps.    0.48   Ps.     0.16   Ps.     0.24   Ps.   0.08
                                   ===========    ==========   ===========   ============   ============   ==========

25.  FOREIGN CURRENCY POSITION

     The foreign currency position of monetary items of the Group at December 31, 2002, was as follows:

                                                           FOREIGN CURRENCY      YEAR-END
                                                                AMOUNTS        EXCHANGE RATE    MEXICAN PESOS
                                                           ----------------    -------------    -------------
                                                              (THOUSANDS)
ASSETS:
   U.S. dollars...............................                    637,477      Ps.   10.4640    Ps. 6,670,559
   Swedish crown..............................                    161,050             7.6200        1,227,201
   Euros......................................                     16,342            11.0050          179,844
   Chilean pesos..............................                  8,780,069             0.0145          127,311
   Colombian pesos............................                 31,895,278             0.0036          114,823
   Other currencies...........................                         --                 --           66,896

LIABILITIES:
   U.S. dollars...............................                  1,290,434      Ps.   10.4640    Ps.13,503,101
   Euros......................................                     25,074            11.0050          275,939
   Chilean pesos..............................                  7,901,793             0.0145          114,576
   Colombian pesos............................                 20,594,722             0.0036           74,141
   Other currencies...........................                         --                 --           48,656

     The foreign currency position of non-monetary items as of December 31, 2002, was as follows:

                                                           FOREIGN CURRENCY      YEAR-END
                                                                AMOUNTS        EXCHANGE RATE    MEXICAN PESOS
                                                           ----------------    -------------    -------------
                                                              (THOUSANDS)
PROPERTY, PLANT AND EQUIPMENT:
  U.S. dollars...................................                 227,930      Ps.   10.4640    Ps. 2,385,060
  Japanese yen...................................               9,188,226             0.0899          826,022
  Spanish pesetas................................               4,255,538             0.0560          238,310
  French francs..................................                  37,997             1.4100           53,576
  Colombian pesos................................               7,723,881             0.0036           27,806
  Pounds sterling................................                  19,964            17.0000          339,388
  Other currencies...............................                      --                 --           70,164

TRANSMISSION RIGHTS, PROGRAMS, LITERARY WORKS,
  PRODUCTION TALENT ADVANCES AND FILMS:
  U.S. dollars...................................                 323,913      Ps.   10.4640    Ps. 3,389,426
  Colombian pesos................................               6,288,289             0.0036           22,638
  Chilean pesos..................................               3,094,158             0.0145           44,865
  Peruvian nuevo sol.............................                   4,601             2.9769           13,697
  Other currencies...............................                      --               --             11,121

     Transactions incurred during 2002 in foreign currencies were as follows:

                                                                       U.S. DOLLAR
                                                                      EQUIVALENT OF
                                                                      OTHER FOREIGN
                                                                         CURRENCY       TOTAL U.S.         MEXICAN
                                                     U.S. DOLLAR       TRANSACTIONS       DOLLAR           PESOS(1)
                                                     ------------     -------------    -------------     ------------
                                                     (THOUSANDS)       (THOUSANDS)      (THOUSANDS)
INCOME:
  Revenues.................................          $    348,950      $     85,117    $     434,067     Ps.4,542,077
  Other income.............................                22,148               796           22,944          240,086
  Interest income..........................                25,580               749           26,329          275,507
                                                     ------------      ------------    -------------     ------------
                                                     $    396,678      $     86,662    $     483,340     Ps.5,057,670
                                                     ============      ============    =============     ============
PURCHASES, COSTS AND EXPENSES:
  Purchases of inventories.................          $    228,731      $      8,114     $    236,845     Ps.2,478,346
  Purchases of property and equipment......                56,203            13,814           70,017          732,658
  Other investments........................               147,523                --          147,523        1,543,681
  Other costs and expenses.................               215,727            85,757          301,484        3,154,728
  Interest expense.........................                82,300             1,166           83,466          873,388
                                                     ------------      ------------    -------------     ------------
                                                     $    730,484      $    108,851    $     839,335     Ps.8,782,801
                                                     ============      ============    =============     ============

------------------------
(1) Income statement amounts translated at the year-end exchange rate of Ps.10.4640 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

     As of December 31, 2002, the exchange rate was Ps.10.4640 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

     As of February 26, 2003, the exchange rate was Ps.11.0290 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

26.  SEGMENT DATA

     The Group's segment data is prepared in accordance with International Accounting Standard No. 14 (revised). Reportable segments are those that are based on the Group's method of internal reporting.

     The Group is organized on the basis of services and products. The Group's segments are strategic business units that offer different entertainment services and products. The Group's reportable segments are as follows:

     TELEVISION BROADCASTING

     The television broadcasting segment includes the production of television programming and nationwide broadcasting of Channels 2, 4, 5 and 9 (television networks), and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority- or minority-owned by the Group or otherwise affiliated with the Group's networks. Revenues are derived primarily from the sale of advertising time on the Group's television network and local television station broadcasts.

     PROGRAMMING FOR PAY TELEVISION

     The programming for pay television segment includes programming services for cable and pay-per-view television companies in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others. Programming for pay television revenues are derived from domestic and international programming services provided to the independent cable television systems in Mexico and the Group's DTH satellite and cable television businesses, and from the sale of advertising time on programs provided to pay television companies in Mexico.

     PROGRAMMING LICENSING

     The programming licensing segment consists of the domestic and international licensing of television programming. Programming licensing revenues are derived from domestic and international program licensing fees.

     PUBLISHING

     The publishing segment primarily consists of publishing Spanish-language magazines in Mexico, the United States and Latin America and, through June 2000, a newspaper in Mexico. Publishing revenues include subscriptions, sales of advertising space and magazine and newspaper sales to distributors.

     PUBLISHING DISTRIBUTION

     The publishing distribution segment consists of distribution of Spanish-language magazines, owned by either the Group or independent publishers, and other consumer products in Mexico and Latin America. Publishing distribution revenues are derived from magazine and other consumer products sales to retailers.

     CABLE TELEVISION

     The cable television segment includes the operation of a cable television system in the Mexico City metropolitan area and derives revenues principally from basic and premium services subscription and installation fees from cable subscribers, pay-per-view fees, and local and national advertising sales.

     RADIO

     The radio segment includes the operation of six radio stations in Mexico City and eleven other domestic stations owned by the Group. Revenues are derived by advertising and by the distribution of programs to nonaffiliated radio stations.

     OTHER BUSINESSES

     The other businesses segment includes the Group's domestic operations in sports and show business promotion, soccer, nationwide paging, feature film production and distribution, Internet and dubbing services for Mexican and multinational companies.

     The table below presents information by segment for the years ended December 31, 2000, 2001 and 2002.

                                                                                OPERATING
                                                                                  INCOME
                                                                                  (LOSS)
                                                                                  BEFORE      DEPRECIATION
                                                                               DEPRECIATION       AND          OPERATING
                                 TOTAL        INTERSEGMENT    CONSOLIDATED         AND        AMORTIZATION      INCOME
                                REVENUES        REVENUES        REVENUES       AMORTIZATION     EXPENSE         (LOSS)
                              -------------   ------------    -------------    ------------   ------------   ------------
2000:
Television broadcasting...    Ps.14,060,732   Ps. 112,072     Ps.13,948,660    Ps.5,749,187   Ps.  883,184   Ps.4,866,003
Programming for pay
  television..............          529,485        67,693           461,792         (60,594)        35,210        (95,804)
Programming licensing.....        1,614,281            --         1,614,281         397,098         13,440        383,658
Publishing................        1,831,432            --         1,831,432         384,273         42,347        341,926
Publishing distribution...          954,984        14,750           940,234          57,055         13,380         43,675
Cable television..........          981,207           623           980,584         240,836         84,151        156,685
Radio.....................          361,947         2,649           359,298          70,239         24,261         45,978
Other businesses..........        1,652,386       206,831         1,445,555        (171,289)       215,682       (386,971)
Eliminations and corporate
  expenses................         (404,618)     (404,618)               --        (144,555)            --       (144,555)
                              -------------   ------------    -------------    ------------   ------------   ------------
Consolidated total........    Ps.21,581,836   Ps.       --    Ps.21,581,836    Ps.6,522,250   Ps.1,311,655   Ps.5,210,595
                              =============   ============    =============    ============   ============   ============

2001:
Television broadcasting...    Ps.13,445,481   Ps.  148,820    Ps.13,296,661    Ps.5,102,620   Ps.  850,627   Ps.4,251,993
Programming for pay
television................          543,553         73,974          469,579          42,404         39,684          2,720
Programming licensing.....        1,484,983             --        1,484,983         321,997         14,844        307,153
Publishing................        1,695,725         18,954        1,676,771         295,214         47,383        247,831
Publishing distribution...          948,231         16,173          932,058          21,584         13,040          8,544
Cable television..........        1,143,932            566        1,143,366         350,146         99,532        250,614
Radio.....................          249,151         14,625          234,526           6,729         22,658        (15,929)
Other businesses..........        1,824,197        276,559        1,547,638        (304,177)       266,272       (570,449)
Eliminations and corporate
  expenses................         (549,671)      (549,671)              --        (142,877)            --       (142,877)
                              -------------   ------------    -------------    ------------   ------------   ------------
Consolidated total........    Ps.20,785,582   Ps.       --    Ps.20,785,582    Ps.5,693,640   Ps.1,354,040   Ps.4,339,600
                              =============   ============    =============    ============   ============   ============

2002:
Television broadcasting...    Ps.14,038,272   Ps.  100,658    Ps.13,937,614    Ps.5,482,451   Ps.  918,083   Ps.4,564,368
Programming for pay
television................          608,031         57,011          551,020         103,335         43,075         60,260
Programming licensing.....        1,405,174             --        1,405,174         229,457         11,468        217,989
Publishing................        1,683,111         14,658        1,668,453         271,160         27,565        243,595
Publishing distribution...        1,343,765         11,269        1,332,496          14,902         16,756         (1,854)
Cable television..........        1,108,200            480        1,107,720         324,350        122,886        201,464
Radio.....................          187,062         41,978          145,084         (29,269)        16,469        (45,738)
Other businesses..........        1,548,807        137,099        1,411,708        (152,854)       293,385       (446,239)
Eliminations and corporate
  expenses................         (363,153)      (363,153)              --        (143,515)            --       (143,515)
                              -------------   ------------    -------------    ------------   ------------   ------------
Consolidated total........    Ps.21,559,269   Ps.       --    Ps.21,559,269    Ps.6,100,017   Ps.1,449,687   Ps.4,650,330
                              =============   ============    =============    ============   ============   ============

     ACCOUNTING POLICIES

     The accounting policies of the segments are the same as those described in the Group's summary of significant accounting policies (see Note 1). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.

     In April 2001, the Group ceased production of ECO, an international news program that was produced and licensed by the Group's pay television segment. Following the discontinuation of ECO, fixed costs of ECO related to production studios and technical equipment in the amount of approximately Ps.300,693 and Ps.107,625 for the years ended December 31, 2000 and 2001, respectively, were reallocated, together with subsequent operations related to those fixed costs, to the segment where those assets are subsequently being utilized, the television broadcasting segment. Accordingly, the results of the Television broadcasting and Programming for pay television segments for the years ended December 31, 2000 and 2001 have been reclassified to conform to this presentation.

     INTERSEGMENT REVENUE

     Intersegment revenue consists of revenues derived from each of the segments principal activities as provided to other segments.

     The Group accounts for intersegment revenues as if the revenues were from third parties, that is, at current market prices.

     ALLOCATION OF GENERAL AND ADMINISTRATIVE EXPENSES

     Non-allocated corporate expenses include payroll for certain executives, related employee benefits and other general expenses.

     The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2000, 2001 and 2002.

                                                                                  SEGMENT          ADDITIONS TO
                                                           SEGMENT ASSETS       LIABILITIES       PROPERTY, PLANT
                                                            AT YEAR-END         AT YEAR-END        AND EQUIPMENT
                                                         -----------------   -----------------   -----------------
2000:
Continuing operations:
   Television operations(1).......................       Ps.    36,405,449   Ps.    17,223,602   Ps.     1,160,056
   Publishing.....................................               1,378,416             281,432               3,379
   Publishing distribution........................                 807,305             294,701               6,185
   Cable television...............................               2,038,536             146,155             318,199
   Radio..........................................                 975,092              22,606               4,284
   Other businesses...............................               4,008,474           2,320,565             132,582
                                                         -----------------   -----------------   -----------------
                                                                45,613,272          20,289,061           1,624,685
Discontinued operations:
   Music recording (see Note 23)..................                 820,097             229,170                 640
                                                         -----------------   -----------------   -----------------
          Total...................................       Ps.    46,433,369   Ps.    20,518,231   Ps.     1,625,325
                                                         =================   =================   =================
2001:
Continuing operations:
   Television operations(1).......................       Ps.    34,174,074   Ps.    16,142,545   Ps.       956,484
   Publishing.....................................               1,437,974             304,299              11,016
   Publishing distribution........................                 909,318             235,610               7,526
   Cable television...............................               1,813,860             273,694             403,444
   Radio..........................................               1,062,715              33,769               2,392
   Other businesses...............................               3,782,758           1,565,612              34,206
                                                         -----------------   -----------------   -----------------
                                                                43,180,699          18,555,529           1,415,068
Discontinued operations:
   Music recording (see Note 23)..................                 770,487             179,824                 617
                                                         -----------------   -----------------   -----------------
         Total....................................       Ps.    43,951,186   Ps.    18,735,353   Ps.     1,415,685
                                                         =================   =================   =================
2002:
Continuing operations:
   Television operations(1).......................       Ps.    37,070,853   Ps.    16,692,334   Ps.     1,103,693
   Publishing.....................................               1,512,407             133,069               3,504
   Publishing distribution........................                 927,755             358,132              14,839
   Cable television...............................               2,106,196             576,244             183,196
   Radio..........................................                 396,579              46,072              10,806
   Other businesses...............................               3,860,188           2,895,514              37,885
                                                         -----------------   -----------------   -----------------
         Total....................................       Ps.    45,873,978   Ps.    20,701,365   Ps.     1,353,923
                                                         =================   =================   =================

----------------------
(1) Segment assets and liabilities information is not maintained by the Group for each of the television broadcasting, programming for pay television and programming licensing segments. In management's opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.

     Segment assets reconcile to total assets as follows:

                                                                    2000               2001               2002
                                                               --------------     --------------     --------------
Segment assets....................................             Ps. 46,433,369     Ps. 43,951,186     Ps. 45,873,978
Non trade long-term receivables...................                     35,731              6,839              5,715
Investments attributable to:
   Television operations(1).......................                  1,588,866          1,406,568          7,565,604
   Other segments.................................                    200,336          3,729,799            453,652
   DTH ventures(2)................................                    448,647            267,684            362,175
Goodwill - net attributable to:
   Television operations..........................                  2,387,651          2,208,008          1,215,761
   Cable television...............................                         --            107,659                 --
   Publishing distribution........................                    310,861            262,525            263,895
   Other segments.................................                    117,221             64,962            732,691
                                                               --------------     --------------     --------------
Total assets......................................             Ps. 51,522,682     Ps. 52,005,230     Ps. 56,473,471
                                                               ==============     ==============     ==============

------------------------
(1) Includes goodwill attributable to equity investments of Ps.2,428, Ps.2,207 and Ps.5,266,965 in 2000, 2001 and 2002, respectively.

(2) Includes goodwill attributable to investments in DTH ventures of Ps.71,564, Ps.59,044 and Ps.81,374 in 2000, 2001 and 2002, respectively.

     Equity method income (loss) for the years ended December 31, 2000, 2001 and 2002 attributable to television operations, equity investments approximated Ps.96,719, Ps.37,893 and Ps.54,935, respectively.

     Segment liabilities reconcile to total liabilities as follows:

                                                                2000                2001                 2002
                                                          ----------------    ----------------     ----------------
Segment liabilities...............................        Ps.   20,518,231    Ps.   18,735,353     Ps.   20,701,365
Notes payable and long-term debt not attributable
  to segments.....................................              11,597,086          13,473,378           14,447,619
                                                          ----------------    ----------------     ----------------
Total liabilities.................................        Ps.   32,115,317    Ps.   32,208,731     Ps.   35,148,984
                                                          ================    ================     ================

     GEOGRAPHICAL SEGMENT INFORMATION

                                                                                                       ADDITIONS TO
                                                                                      SEGMENT           PROPERTY,
                                                                 TOTAL NET           ASSETS AT          PLANT AND
                                                                   SALES             YEAR-END           EQUIPMENT
                                                              ----------------    ---------------    ----------------
2000:
   Mexico.........................................            Ps.   18,433,326    Ps.  43,940,068    Ps.    1,606,448
   Other countries................................                   3,148,510          2,493,301              18,877
                                                              ----------------    ---------------    ----------------
                                                              Ps.   21,581,836    Ps.  46,433,369    Ps.    1,625,325
                                                              ================    ===============    ================
2001:
   Mexico.........................................            Ps.   17,927,532    Ps.  41,690,608    Ps.    1,383,568
   Other countries................................                   2,858,050          2,260,578              32,117
                                                              ----------------    ---------------    ----------------
                                                              Ps.   20,785,582    Ps.  43,951,186    Ps.    1,415,685
                                                              ================    ===============    ================
2002:
   Mexico.........................................            Ps.   18,224,236    Ps.  41,384,834    Ps.    1,328,714
   Other countries................................                   3,335,033          4,489,144              25,209
                                                              ----------------    ---------------    ----------------
                                                              Ps.   21,559,269    Ps.  45,873,978    Ps.    1,353,923
                                                              ================    ===============    ================

     Net sales are attributed to countries based on the location of customers.

27.      DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

         The Group's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between Mexican GAAP and U.S. GAAP are presented below, together with explanations of certain adjustments that affect net income (loss) and shareholders' equity as of and for the years ended December 31:

         RECONCILIATION OF NET INCOME (LOSS)

                                                                    2000              2001           2002
                                                                 ----------       ------------   -------------
Net (loss) income under Mexican GAAP ........................    Ps.(872,255)     Ps.1,422,375   Ps.   737,836
U.S. GAAP adjustments:
 (a) Capitalization of financing costs, net of depreciation..         29,009            66,780          16,846
 (b) Deferred costs, net of amortization ....................        (77,052)           16,164          23,202
 (c) Equipment restatement, net of amortization .............       (103,410)         (113,556)       (101,824)
 (d) Purchase accounting adjustments:
     Amortization of broadcast license and network
     affiliation agreements .................................        (94,475)          (91,474)             --
     Depreciation of fixed assets ...........................         (6,914)           (8,423)         (9,931)
     Amortization of other assets ...........................         (3,961)           (3,962)         (3,962)
     Amortization of goodwill on acquisition of Bay City ....         88,784            88,786              --
     Amortization of goodwill on acquisition of minority
     interest in Editorial Televisa .........................         (9,190)          (55,137)             --
     Amortization of negative goodwill on acquisition of
     additional interest in Univision .......................         17,395            17,395              --
 (e) Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill amortization .........             --                --         437,805
     Reversal of Mexican GAAP impairment of goodwill related
     to Bay City ............................................             --                --         784,800
     Reversal of Mexican GAAP amortization of intangible
     assets with indefinite lives ...........................             --                --          90,140
 (f) Equity method investees ................................        254,301          (558,827)       (695,803)
 (g) Adjustment to gain on sale of music recording business               --                --        (265,542)
 (h) Derivative financial instruments .......................        (27,126)        2,561,894      (1,176,984)
 (i) Pension plan costs and seniority premiums ..............         (4,491)           (2,482)          1,294
 (j) Employee stock option plan .............................        (99,810)           62,937           5,202
 (k) Production and film costs ..............................             --          (713,730)       (333,791)
 (l) Deferred income taxes and employee profit sharing:
     Deferred income taxes (1) ..............................         93,314          (636,801)        569,992
     Deferred employees profit sharing (1) ..................        764,332            42,759          23,542
 (m) Minority interest ......................................             --                --           8,052
 (n) Effects of inflation accounting on U.S. GAAP
     adjustments ............................................        251,062           111,598         (10,694)
                                                                 -----------      ------------   -------------
Net income before cumulative effect of change in
accounting principles .......................................        199,513         2,206,296         100,180
     Cumulative effect of change in accounting principles
     (In 2001: SoP 00-2(k), Ps.830,804 net of tax benefit of
     Ps.447,355; and in 2002: SFAS 141(d) and SFAS 142(e),
     Ps.1,232,761, net of write off of negative goodwill of
     Ps.313,090 and tax benefit of Ps.418,370) ..............             --          (830,804)     (1,232,761)
                                                                 -----------      ------------   -------------
 Net income (loss) under U.S. GAAP ..........................    Ps. 199,513      Ps.1,375,492   Ps.(1,132,581)
                                                                 ===========      ============   =============

(1) Net of inflation effects.

         RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                                                 2001             2002
                                                                            --------------   --------------
Total stockholders' equity under Mexican GAAP .........................     Ps. 19,796,499   Ps. 21,324,487
                                                                            --------------   --------------
U.S. GAAP adjustments:
 (a) Capitalization of financing costs, net of depreciation ...........           (817,945)        (801,099)
 (b) Deferred costs, net of amortization ..............................           (359,009)        (335,807)
 (c) Equipment restatement, net of depreciation .......................          1,039,444          574,000
 (d) Purchase accounting adjustments:
     Broadcast license and network affiliation agreements .............          1,326,376          131,032
     Fixed assets .....................................................             94,340           84,409
     Other assets .....................................................             55,574           51,741
     Goodwill on acquisition of Bay City ..............................         (1,304,095)      (1,810,447)
     Goodwill on acquisition of minority interest in Editorial Televisa          1,113,281        1,113,281
     Goodwill on acquisition of additional interests in Univision .....           (313,090)        (539,137)
 (e) Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill amortization ...................                 --          437,805
     Reversal of Mexican GAAP impairment of goodwill related to
     Bay City..........................................................                 --          784,800
     Reversal of Mexican GAAP amortization of intangible assets with
     indefinite lives .................................................                 --           90,140
     Impairment of goodwill of distribution segment ...................                 --         (335,392)
 (f) Equity method investees ..........................................           (172,422)        (868,225)
 (g) Adjustment to gain on sale of music recording business ...........                 --         (265,542)
 (h) Derivative financial instruments .................................          2,457,804        1,181,970
 (i) Pension plan and seniority premiums ..............................               (936)             358
 (j) Employee stock option plan .......................................           (135,460)        (123,101)
 (k) Production and film costs ........................................         (1,991,889)      (2,325,680)
 (l) Deferred income taxes and employee profit sharing:
     Deferred income taxes ............................................           (631,316)         600,952
     Deferred employees' profit sharing ...............................           (205,725)        (182,183)
 (m) Minority interest ................................................         (1,031,429)      (1,131,524)
                                                                            --------------   --------------
Total U.S. GAAP adjustments, net ......................................           (876,497)      (3,667,649)
                                                                            --------------   --------------
Total stockholders' equity under U.S. GAAP ............................     Ps. 18,920,002   Ps. 17,656,838
                                                                            ==============   ==============

         The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Mexican GAAP Modified Fifth Amendment to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirement of Regulation S-X of the Securities and Exchange Commission ("SEC").

         The reconciliation to U.S. GAAP does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Mexican GAAP Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" requires restating the financial statements for all periods prior to the most recent period by using a weighted-average factor which considers the inflation in Mexico and the other countries in which the Group and its subsidiaries operate and the currency exchange rate for the currency of each country as of the date of the most recent balance sheet. The consistent reporting currency requirements of the SEC rules require restatement of prior periods for general price level changes only, utilizing the NCPI, and supplemental condensed financial statements utilizing the NCPI are required for U.S. GAAP purposes. The Group utilized the NCPI to restate its financial statements for prior years because the use of the weighted-average factor prescribed by B-15 would not have produced a materially different result.

         (A) CAPITALIZATION OF FINANCING COSTS, NET OF DEPRECIATION

         Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses.

         U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

         (B) DEFERRED COSTS, NET OF AMORTIZATION

         Under Mexican GAAP, preoperating costs and certain development costs (including those related to web site development) are capitalized and subsequently amortized on a straight-line basis once the related venture commences operations, defined as the period when revenues are generated. In addition, other expenditures which are expected to generate significant and identifiable future benefits are also capitalized and amortized over the expected future benefit period.

         Under U.S. GAAP, preoperating, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, "Accounting for Web Site Development Costs". Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican GAAP, net of the reversal of any amortization which is reflected under Mexican GAAP.

         (C) EQUIPMENT RESTATEMENT, NET OF DEPRECIATION

         The Group restates equipment of non-Mexican origin using the Specific Index for determining the restated balances under Mexican GAAP. Under Regulation S-X of the SEC, the restatement of equipment of non-Mexican origin by the Specific Index under the provisions of the Modified Fifth Amendment to Bulletin B-10 is a deviation from the historical cost concept. The NCPI factors applied to restate equipment of non-Mexican origin were 8.96%, 4.40% and 5.70% in 2000, 2001 and 2002, respectively. The U.S. GAAP net income and stockholders' equity reconciliations reflect adjustments to restate equipment of non-Mexican origin by the NCPI and recalculate the depreciation expense on this basis. Consequently, the deficit from restatement adjustment recognized under Mexican GAAP related to fixed assets totaling Ps.343,984 and Ps.(363,620) for the years ended December 31, 2001 and 2002, respectively, has been reserved for U.S. GAAP purposes.

         (D) PURCHASE ACCOUNTING ADJUSTMENTS

         Under Mexican GAAP, the excess of the purchase price over the adjusted net book value of enterprises acquired is recorded as goodwill and amortized over a period not to exceed twenty years.

         Under U.S. GAAP, the purchase method of accounting, for acquisitions prior to June 1, 2001, requires the acquiring Group to record at fair value the assets acquired and liabilities assumed, including deferred income taxes on existing temporary differences. The difference between the purchase price and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. The U.S. GAAP adjustments for the years ended December 31, 2000 and 2001 reflect the difference in the amortization expense of goodwill and other purchase price adjustments resulting from the application of the purchase method for U.S. GAAP and the accounting under Mexican GAAP described above related to the acquisition of Bay City Television, Inc. ("Bay City") and Radio Television, S.A. de C.V. in July 1996. For U.S. GAAP purposes, the purchase price has been allocated, based on fair values primarily to the broadcast license and network affiliation agreement (Ps.2,197,910), programming and advertising contracts (Ps. 210,267), fixed assets (Ps.124,319), other assets (Ps.92,090) and goodwill (Ps.890,188). Such purchase price adjustments are amortized over the remaining estimated useful lives of the respective assets, which is 15 years for fixed assets and 3 years for programming contracts. Upon the adoption of the new accounting standard on goodwill and other intangible assets (described below) on January 1, 2002, the Group ceased amortizing the broadcast license and network affiliation agreement, as they are considered to have indefinite lives, and the amount allocated to goodwill. In addition, on January 1, 2002, the Group recorded a non-cash impairment charge relating to the broadcast license and network affiliation agreement (Ps.776,974, net of tax benefit of Ps.418,370) and the goodwill in Bay City (Ps.506,352) (described below).

         On October 19, 2000, the Group acquired all of the interest owned by a minority shareholder in its majority-owned subsidiary, Editorial Televisa, by issuing 172,922,325 shares of capital stock in the form of 57,640,775 CPOs. Under Mexican GAAP, this acquisition was accounted for as a purchase, and the related purchase price was determined using the carrying value of the Group's treasury shares at the acquisition date, with a related goodwill of Ps.74,847 and an additional paid-in capital of Ps.208,939 being recognized. Under U.S. GAAP, this acquisition was accounted for by the purchase method, and the related purchase price was determined by using the fair value of the shares issued by the Group as consideration for the minority interest acquired. The additional purchase price adjustment under U.S. GAAP was allocated to goodwill and amortized through December 31, 2001. Upon the adoption of the new accounting standard on goodwill and other intangible assets effective January 1, 2002 (described below), this amount is no longer amortized, but subject to an annual impairment test.

         In 1999, the Group exercised warrants to acquire an additional interest in Univision. The Group's influence and participation in the activities of Univision did not change. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the investment in income. Under U.S. GAAP, the additional investment in Univision was accounted for as a purchase with the difference between the investors' cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary and amortized over the remaining estimated useful lives of the underlying assets. The unamortized balance of negative goodwill that arose on this transaction was written off on January 1, 2002 and was reflected as part of "Cumulative effect of change in accounting principle" in the accompanying U.S. GAAP reconciliation, pursuant to the provisions of Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS 141").

         In addition, as described in Note 2, the Group also entered into a series of transactions with Univision in December 2001, by which, among other things, the Group acquired 375,000 non-voting preferred shares of Univision stock, which converted upon the receipt of required U.S. regulatory approval in February 2002, into 10,594,500 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "B" Common Stock, and 6,000,000 shares of Univision Class "A" Common Stock as partial consideration for the sale of its music recording business. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the additional investments as goodwill. Under U.S. GAAP, the additional investments were each accounted for as a purchase with the difference between the investors' cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary. Accordingly, under U.S. GAAP, the Group recognized goodwill on these acquisitions amounting to Ps.4,617,838, which is not amortized, but tested for impairment on an annual basis in accordance with new accounting standard on goodwill and other intangible assets (described below).

         Business combinations consummated after June 30, 2001, are accounted for under the provisions of SFAS 141. SFAS 141 requires separate recognition of intangible assets if they meet the legal or separability criteria and prescribes the initial recognition and measurement of goodwill and negative goodwill. The impact of applying SFAS 141 to business combinations consummated after June 30, 2001 is not significant.

         (E) GOODWILL AND OTHER INTANGIBLE ASSETS

         During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that, effective January 1, 2002, goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. The new rules also require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques.

         SFAS 142 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination, and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, to the extent the fair value of the intangible asset, determined based upon the estimated future cash inflows on a discounted basis attributable to the asset less estimated future cash outflows on a discounted basis, are less than the carrying amount, an impairment loss is recognized.

         The Group recorded a Ps.1,232,761 non-cash charge (net of a write off of negative goodwill of Ps.313,090 and tax benefit of Ps.418,370) for the impairment of goodwill and other intangible assets upon completion of its initial impairment reviews pursuant to the adoption of SFAS 142 on January 1, 2002. The charge is reflected as a cumulative effect of an accounting change in the accompanying U.S. GAAP reconciliation. The charge reduced the carrying value of goodwill in the Group's television broadcasting and publishing distribution segments by Ps.506,352 and Ps.262,525, respectively. The impairment in the Group's television broadcasting segment relates to the operations of Bay City, which have been adversely affected by an increase in operational costs resulting from the renewal of television network affiliation contract. The impairment in the Group's publishing distribution segment related primarily to the operations of Grupo Distribuidoras Intermex, S.A. de C.V. ("Distribuidoras Intermex"), as a result of increased competition and decreasing margins of its South-American operations. The fair value of Bay City and Distribuidoras Intermex, as separate reporting units, were determined using expected present value of future cash flows.

         The Company also performed its annual impairment review for goodwill and recorded an additional non-cash charge of Ps.281,900 to reduce the carrying value of goodwill in its television broadcasting segment (Ps.51,857), cable television segment (Ps.107,659) and other segments (Ps.122,384). These charges were recorded as a component of operating income (loss) in the accompanying U.S. GAAP reconciliation.

         The impairment charges are all non-cash in nature and do not affect the Group's liquidity or result in the non-compliance with respect to any debt covenants. The changes in the carrying amount of goodwill under U.S. GAAP for the year ended December 31, 2002, are as follows:

                                          BALANCE AS        WRITE-OFF                                                BALANCE AS OF
                                         OF JANUARY 1,     OF NEGATIVE        ALLOCATED           IMPAIRMENT          DECEMBER 31,
                                             2002            GOODWILL         GOODWILL              LOSSES               2002
                                             ----            --------         ---------             ------               ----
Consolidated subsidiaries:
  Television broadcasting ..........   Ps.  903,914       Ps.     --       Ps.   51,825        Ps.  (558,209)(3)     Ps.  397,530
  Publishing distribution ..........        262,525               --                 --             (262,525)(3)               --
  Publishing .......................      1,113,281               --                 --                   --            1,113,281
  Cable television .................        107,659               --                 --             (107,659)                  --
  Other segments ...................        124,006               --             97,011             (122,384)              98,633
Equity-method investees ............       (310,883)         313,090(1)       5,366,221(2)                --            5,368,428
                                       ------------       ----------       ------------        -------------         ------------
Total ..............................   Ps.2,200,502       Ps.313,090       Ps.5,515,057        Ps.(1,050,777)        Ps.6,977,872
                                       ============       ==========       ============        =============         ============

(1) Represents the write-off of negative goodwill in Univision on January 1, 2002 - refer to (d) and (e) above.

(2) Represents the goodwill arising on acquisition of additional interests in Univision (Ps.4,617,838) and OCEN (Ps.748,383) - refer to Note 2 and
         (d) above.

(3) Relates mainly to the impairment of goodwill in Bay City and Distribuidoras Intermex (described above).

         The following disclosure of what the Group's income before extraordinary items and cumulative change in accounting principle, net income, earnings per CPO and earnings per share would have been under U.S. GAAP, adjusted to exclude the amortization expense recognized in 2001 and 2000 related to goodwill, negative goodwill and intangible assets with indefinite lives, is required by SFAS 142:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                          2000            2001            2002
                                                                      -------------  --------------   -------------
Reported income before extraordinary items and cumulative effect
of change in accounting principle..................................   Ps. 1,205,036  Ps.  2,245,759   Ps.    100,180
Add back: Goodwill amortization....................................         149,832         168,966              --
Deduct: Negative goodwill amortization.............................         (17,395)        (17,395)             --
Add back: Amortization of acquired television network
concession, broadcast license, network affiliation agreements and trademarks, net of deferred tax of Ps.63,977 and Ps.62,718,
respectively.......................................................         118,814         116,476              --
                                                                      -------------  --------------   -------------

Adjusted income before extraordinary items and cumulative change
in accounting principle............................................   Ps. 1,456,287  Ps.  2,513,806   Ps.   100,180
                                                                      =============  ==============   =============

Reported net income (loss).........................................   Ps.   199,513  Ps.  1,375,492   Ps.(1,132,581)
Add back: Goodwill amortization....................................         149,832         168,966              --
Deduct: Negative goodwill amortization.............................         (17,395)        (17,395)             --
Add back: Amortization of acquired television network
concession, broadcast license, network affiliation agreements and trademarks, net of deferred tax of Ps.63,977 and Ps.62,718,
respectively.......................................................         118,814         116,476              --
                                                                      -------------  --------------   -------------
Adjusted net income (loss).........................................   Ps.   450,764  Ps.  1,643,539   Ps.(1,132,581)
                                                                      =============  ==============   =============

                                                              YEAR ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------------
                                          2000                          2001                          2002
                               -------------------------     --------------------------     ------------------------
                                                 PER                            PER                          PER
(in constant pesos)                PER        SERIES "A"         PER         SERIES "A"         PER       SERIES "A"
                                   CPO          SHARE            CPO           SHARE            CPO         SHARE
                               -----------   -----------     -----------    -----------     -----------  -----------
Reported earnings (loss) per
CPO and per share ...........  Ps.    0.06   Ps.    0.02     Ps.    0.48    Ps.    0.16     Ps.   (0.39)  Ps.  (0.13)
Add back: Goodwill
amortization.................         0.06          0.02            0.06           0.02              --           --
Add back: Amortization of
acquired television network
concession, broadcast
license, network
affiliation agreements and
trademarks, net of deferred
tax of Ps.63,977 and
Ps.62,718, respectively......         0.06          0.02            0.06           0.02              --           --
                               -----------   -----------     -----------    -----------     -----------  -----------
Adjusted earnings (loss) per
CPO and per share............  Ps.    0.18   Ps.    0.06     Ps.    0.60    Ps.    0.20     Ps.   (0.39)  Ps.  (0.13)
                               ===========   ===========     ===========    ===========     ===========  ===========

         The carrying value of intangible assets with indefinite lives as of December 31, 2002 amounted to Ps.608,591 (acquired television network concession), Ps.131,032 (broadcast license and network affiliation agreements) and Ps.420,252 (trademarks) under U.S. GAAP. The aggregate amortization expense for intangible assets, subject to amortization under U.S. GAAP, is estimated at Ps.99,846 for each of the next five fiscal years.

         (F) EQUITY METHOD INVESTEES

         The effect of applying U.S. GAAP to the Group's equity investees, particularly as it relates to Innova, SMCP, Univision and OCEN (acquired in 2002), has been included in the Group's U.S. GAAP reconciliation.

         The schedules below present, under U.S. GAAP, summarized statements of operations for the years ended December 31, 2002, 2001 and 2002, and balance sheet information as of December 31, 2002 and 2001 for the significant investments that were accounted for under the equity method.

STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31, 2002
                                                  --------------------------------------------------------------------------------
                                                                                                                         TOTAL
                                                                                                       OTHER EQUITY      EQUITY
                                                      INNOVA         UNIVISION           SMCP          INVESTMENTS     INVESTMENTS
                                                   ------------    -------------     -------------    -------------   ------------
Net sales .....................................   Ps. 3,315,976    Ps.11,419,289    Ps.   583,420     Ps. 6,890,211   Ps.22,208,896
Total expenses ................................       5,040,247        9,870,282        1,919,296         9,949,605      26,779,430
                                                  --------------   -------------    ----------------- --------------  -------------
(Loss) income before income taxes and
minority interest .............................      (1,724,271)       1,549,007       (1,335,876)       (3,059,394)     (4,570,534)
  Income taxes ................................          75,530          643,578               21            12,145         731,274
                                                  --------------   -------------    ----------------- --------------  -------------
(Loss) income before minority interest ........      (1,799,801)         905,429       (1,335,897)       (3,071,539)     (5,301,808)
  Minority interest ...........................              --               --               --            (2,185)         (2,185)
                                                  --------------   -------------    ----------------- --------------  -------------
U.S. GAAP net (loss) income ...................   Ps.(1,799,801)   Ps.   905,429    Ps.(1,335,897)    Ps.(3,073,724)  Ps.(5,303,993)
                                                  ==============   =============    ================= ==============  =============
Televisa's average percentage ownership in
investee ......................................              60%          13.07%              30%

Televisa's equity in net (losses) income of
equity investees, under U.S. GAAP .............   Ps.(1,079,881)   Ps.   118,358    Ps.  (873,859)(1) Ps.   (16,239)  Ps.(1,851,621)
                                                  ==============   =============    ================= ==============  =============


(1) Includes corporate consolidation adjustments of Ps.(473,090).


                                                                                 YEAR ENDED DECEMBER 31, 2001
                                                                ----------------------------------------------------------------
                                                                                                                       TOTAL
                                                                                                  OTHER EQUITY         EQUITY
                                                                   INNOVA          SMCP            INVESTMENTS       INVESTMENTS
                                                                ------------   -------------    --------------     -------------
Net sales ....................................................  Ps.3,140,996   Ps.   754,056     Ps.13,049,690     Ps.16,944,742
Total expenses ...............................................     4,025,372       2,296,705        11,743,580        18,065,657
                                                                ------------   -------------     -------------     -------------
(Loss) income before income taxes and minority
interest .....................................................      (884,376)     (1,542,649)        1,306,110        (1,120,915)
  Income taxes ...............................................        46,283           3,250         1,897,696         1,947,229
                                                                ------------   -------------     -------------     -------------
Loss before minority interest ................................      (930,659)     (1,545,899)         (591,586)       (3,068,144)
  Minority interest ..........................................            --              --               940               940
                                                                ------------   -------------     -------------     -------------
U.S. GAAP net loss ...........................................  Ps. (930,659)  Ps.(1,545,899)    Ps.  (590,646)    Ps.(3,067,204)
                                                                ============   =============     =============     =============

Televisa's percentage ownership in investee ..................            60%             30%

Televisa's equity in net losses of equity investees, under
U.S. GAAP ....................................................  Ps. (558,395)  Ps.  (463,770)    Ps.   (71,138)    Ps.(1,093,303)
                                                                ============   =============     =============     =============

                                                                                  YEAR ENDED DECEMBER 31, 2000
                                                              -------------------------------------------------------------------
                                                                                                                        TOTAL
                                                                                                  OTHER EQUITY          EQUITY
                                                                   INNOVA             SMCP         INVESTMENTS       INVESTMENTS
                                                              -------------      --------------   -------------     -------------
 Net sales.................................................   Ps. 2,559,520     Ps.   483,413    Ps. 13,390,512    Ps. 16,433,445
 Total expenses............................................       3,968,107         1,767,790        16,474,415        22,210,312
                                                              --------------    ---------------  ---------------   --------------
 Loss before income taxes .................................      (1,408,587)       (1,284,377)       (3,083,903)       (5,776,867)
   Income taxes............................................            (131)                -          (122,306)         (122,437)
                                                              --------------    ---------------  ---------------   --------------
 U.S. GAAP net loss........................................   Ps.(1,408,456)    Ps.(1,284,377)   Ps. (2,961,597)   Ps. (5,654,430)
                                                              ==============    ===============  ===============   ==============
 Televisa's percentage ownership in investee...............              60%               30%

 Televisa's equity in net losses of equity
 investees, under U.S. GAAP................................   Ps.  (845,074)    Ps.   (385,313)  Ps.   (436,651)   Ps. (1,667,038)
                                                              ==============    ===============  ===============   ==============

BALANCE SHEETS

                                                                                DECEMBER 31, 2002
                                              -------------------------------------------------------------------------------------
                                                                                                                          TOTAL
                                                                                                      OTHER EQUITY        EQUITY
                                                  INNOVA            UNIVISION           SMCP           INVESTMENTS     INVESTMENTS
                                              -------------       -------------     -------------     -------------   -------------
Current assets ...........................    Ps.   550,713       Ps. 4,028,200     Ps.  233,546       Ps.1,846,590   Ps. 6,659,049
Non-current assets .......................        3,129,053          31,787,832        2,142,316          1,749,925      38,809,126
                                              -----------------   --------------   ----------------- --------------  --------------
Total assets .............................    Ps. 3,679,766       Ps.35,816,032     Ps.2,375,862       Ps.3,596,515   Ps.45,468,175
                                              =================   ==============   ================= ==============  ==============

Current liabilities ......................    Ps. 1,311,253       Ps. 2,335,795     Ps.  784,162       Ps.  951,380   Ps. 5,382,590
Non-current liabilities ..................        9,219,266          16,963,044        2,655,564            508,159      29,346,033
Stockholders' (deficit) equity ...........       (6,850,753)         16,517,193       (1,063,864)         2,136,976      10,739,552
                                              -----------------   --------------   ----------------- --------------  --------------
Total liabilities and stockholders'
(deficit) equity .........................    Ps. 3,679,766       Ps.35,816,032     Ps.2,375,862       Ps.3,596,515   Ps.45,468,175
                                              =================   ==============   ================= ==============  ==============
Televisa's investment in and advances
to equity investees at cost plus equity
in undistributed (losses) earnings since
acquisition (net) ........................    Ps.(1,778,359)(2)   Ps. 2,185,830     Ps. (792,249)(3)   Ps.  715,554   Ps.   330,776
                                              =================   ==============   ================= ==============  ==============
Televisa's percentage ownership in investee              60%              13.23%             30%


(2)      Includes long-term notes and interest receivable of Ps.2,332,093

(3)      Includes corporate consolidation adjustments of Ps.(473,090)

                                                                                         DECEMBER 31, 2001
                                                               --------------------------------------------------------------------
                                                                                                                           TOTAL
                                                                                                     OTHER EQUITY         EQUITY
                                                                    INNOVA             SMCP           INVESTMENTS       INVESTMENTS
                                                               --------------      -------------     -------------     -------------
Current assets                                                 Ps.    434,026      Ps.  317,938     Ps. 6,923,335     Ps. 7,675,299
Non-current assets...........................................       3,665,113         2,689,727        25,724,721        32,079,561
                                                               -----------------   -------------    ----------------  -------------
Total assets.................................................  Ps.  4,099,139      Ps.3,007,665     Ps.32,648,056     Ps.39,754,860
                                                               =================   =============    ================  =============

Current liabilities..........................................  Ps.  1,039,616      Ps.  695,985     Ps. 3,162,368     Ps. 4,897,969
Non-current liabilities......................................       8,110,356         2,581,553        20,434,835        31,126,744
Stockholders' (deficit) equity...............................      (5,050,833)         (269,873)        9,050,853         3,730,147
                                                               -----------------   -------------    ----------------  -------------
Total liabilities and stockholders' (deficit) equity.........  Ps.  4,099,139      Ps.3,007,665     Ps.32,648,056     Ps.39,754,860
                                                               =================   =============    ================  =============
Televisa's investment in and advances to equity investees
at cost plus equity in undistributed (losses) earnings
since acquisition (net)......................................  Ps.(1,200,707)(4)   Ps.  (80,962)    Ps. 4,507,360(5)  Ps. 3,225,691
                                                               =================   =============    ================  =============
Televisa's percentage ownership in investee.................              60%                30%

(4)      Includes long-term notes and interest receivable of Ps.1,829,793.

(5) Includes investment in preferred shares convertible into Univision Class "A" common stock amounting to Ps.3,637,957.

         The Group owns a 60% interest in Innova. Despite the Group's majority interest, the investment is accounted for under the equity method due to the fact that one of the other venture partners has significant governance rights, including the right to block any transaction between the Group and Innova.

         The primary differences between Innova's Mexican GAAP and U.S. GAAP net earnings is due to satellite transponder and reorientation cost adjustments. Under Mexican GAAP, Innova established an accrual and recognized non-recurring losses for the redundant use of transponders as well as antenna reorientation costs in 2000. Under U.S. GAAP, the redundant satellite costs would not be accrued and along with the antenna reorientation costs, would be expensed as incurred. In 2001 and 2002, these expenditures were incurred. Under Mexican GAAP, there was no impact to net income as the accruals had been established the previous year. Under U.S. GAAP, the expenses were recognized when incurred in 2001 and 2002.

         In addition, in 2001 and 2002 for Mexican GAAP purposes, the Group decided to discontinue the recognition of equity losses with respect to its investment in Innova. Under U.S. GAAP, the Group will continue to equity account Innova's results of operations since the Group has guaranteed certain of its obligations and is committed to provide further financial support for Innova.

         In addition, under Mexican GAAP, the convertible preference shares of Univision were initially accounted for at cost, with the equity method applied from the date of conversion into Univision Class "A" and Class "B" Common Stock. Under U.S. GAAP, the equity method was applied retroactively to these shares upon conversion, in a manner consistent with the accounting for a "step" acquisition of a subsidiary.

         As described in Note 2, the Group acquired a 40% interest in OCEN during October 2002. The excess of the purchase price over the net book value of the assets acquired was allocated to goodwill under Mexican GAAP and is amortized over a period not to exceed twenty years. Under U.S. GAAP, the difference between the cost of the investment and the amount of underlying equity in net assets of the investee should be accounted as if the investee were a consolidated subsidiary. Accordingly, under U.S. GAAP, the Group reduced the total carrying value of fixed assets and other assets in OCEN by Ps.64,837 and Ps.13,727, respectively, and allocated the difference to goodwill (Ps.748,383). Such adjustments are amortized over the remaining estimated useful lives of the respective assets. The amount allocated to goodwill is not amortized but is reviewed for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock".

         (G) ADJUSTMENT TO GAIN ON SALE OF MUSIC RECORDING BUSINESS

         As described in Note 2 and in (d) above, the Group disposed of its music recording business to Univision in exchange for 6,000,000 shares of Univision Class "A" Common Stock and warrants to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class "A" Common Stock. The sale, which was consummated in April 2002, was accounted for at fair value under both Mexican and U.S. GAAP. The fair value of the proceeds exceeded the carrying value of music recording business and, under Mexican GAAP, the Group recognized 100% of the gain arising from the disposal of the business. Under U.S. GAAP however, although the fair value of the proceeds exceeded the carrying value of the assets by the same amount, the Group only recognized the portion of the gain that has effectively been sold to third parties. The U.S. GAAP adjustment therefore eliminates a portion of the gain recognized under Mexican GAAP attributable to the Group's interest in Univision, immediately after the transaction.

         (H) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

         The Group's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates and interest rates. These financial exposures are monitored and managed by the Group as an integral part of its overall risk management program. The Group's risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

         The Group uses currency option agreements to protect its exposure to changes in the exchange rates created by its U.S. dollar-denominated debt. The Group also uses derivative instruments to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates. The Group's specific goals are to (1) manage interest rate sensitivity by modifying the repricing or maturity characteristics of some of its debt and (2) lower (where possible) the cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of the Group's fixed-rate debt when that market value is compared with the cost of the borrowed funds.

         By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates the Group exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Group, which creates repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, does not assume repayment risk. The Group minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates and currency exchange rates. The Group manages the market risk associated with interest rate and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

         Derivative Financial Instruments

         Under Mexican GAAP, effective January 1, 2001 and in accordance with Bulletin C-2, "Financial Instruments", all financial instruments are recorded on the balance sheet at fair value and subsequent changes in fair value are recognized in current period earnings (see Note 1(p)). Prior to the adoption of Bulletin C-2, the accounting for forward contracts depended on whether they were for hedging purposes or speculative. For hedging transactions, unrealized gains or losses were deferred and included in the basis of the related hedged item. Gains or losses on speculative contracts were not recognized until settled.

         For U.S. GAAP reconciliation purposes only, as of January 1, 2001 the Group adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as "SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on the intended use of the derivative and the resulting designation. SFAS 133 requires that a Group formally document, designate and assess the effectiveness of the transactions that receive hedge accounting.

         Prior to the issuance of SFAS 133, there was no single authoritative source of accounting guidance for derivative financial instruments. The accounting for derivatives was influenced by the Group's motivation, the risks being managed, products being used, and the type of market for the product. Generally, derivatives were required to be marked-to-market unless they qualified for hedge accounting or synthetic instrument accounting.

      Since the Group did not designate the derivative instruments in effect at December 31, 2000 as a hedge upon the adoption of SFAS 133, there was no significant cumulative effect (transition adjustment) in either earnings or other comprehensive income during 2001. The U.S. GAAP net income adjustment for the year ended December 31, 2001 primarily reflects the reversal into earnings of the U.S. GAAP difference outstanding as of December 31, 2000 for speculative forward contracts upon the adoption of Bulletin C-2.

      As disclosed in Note 5, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican GAAP, the warrants have not been assigned a value since they are related to an equity investee and it is management's intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP, SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF 00-8, "Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services", they must be recorded at their fair value from the date of performance commitment.

      As disclosed in Note 10, in 2002, the Group entered into currency option agreements, option agreements to exchange interest rates, interest rate swap agreements and written put option agreements on its own shares. Under Mexican GAAP, the Group recorded these derivative instruments on the balance sheet at their fair value with changes in fair values taken directly to the income statement. The Group has not undertaken to qualify these contracts as hedges for U.S. GAAP purposes. Accordingly, no differences in accounting for derivative financial instruments under Mexican and U.S. GAAP have been included in the accompanying U.S. GAAP reconciliation.

      Hedge of Net Investment in Foreign Operation

      The Group manages the currency exposure related to the net assets of Univision through the U.S. dollar-denominated debt agreements that the Group enters into (its U.S.$300 million Senior Notes due 2011 and its U.S.$300 million Senior Notes due 2032). The Group generally hedges the total beginning-period amount of the net investment up to the total amount of hedging U.S. dollar-denominated debt and measures ineffectiveness of such hedge based upon the change in the spot foreign exchange rate. Gains and losses in Televisa's net investment in Univision are offset by exchange losses and gains in the Group's debt obligations, which are charged or credited to other comprehensive loss or income.

      As described in Note 1(c), under Mexican GAAP the Group designated its net investment in Univision as being a hedge of the U.S. dollar-denominated debt. However, this different designation has no significant effect in the U.S. GAAP reconciliation.

      For the year ended December 31, 2002, Ps.795,225 of net losses related to the foreign-currency-denominated debt agreements were included in the Group's cumulative translation adjustment.

      (I) PENSION PLAN AND SENIORITY PREMIUMS

      For U.S. GAAP purposes, pension plan costs and seniority premiums have been determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), which became effective for the Group on January 1, 1989, whereas, for Mexican GAAP purposes, the Group adopted Bulletin D-3, "Labor Obligations," effective January 1, 1993.

      Therefore, the difference between Mexican GAAP and U.S. GAAP is due to the difference in implementation dates. Such difference is determined by separate actuarial computations for each year under both SFAS 87 and Bulletin D-3.

      The components of net periodic pension and seniority premium plan cost as of December 31, calculated in accordance with SFAS 87, consist of the following:

                                                                     2000               2001               2002
                                                                --------------     --------------     --------------
Service cost..............................................      Ps.     75,985     Ps.     72,934     Ps.     73,857
Interest cost.............................................              35,705             36,704             36,296
Expected return on plan assets............................             (41,057)           (40,844)           (34,930)
Net amortization and deferral.............................              23,155             39,719             42,313
                                                                --------------     --------------     --------------
Net cost under U.S. GAAP..................................              93,788            108,513            117,536
Net cost under Mexican GAAP...............................              89,297            106,031            118,830
                                                                --------------     --------------     --------------
Reduction (increase) of net cost that would be recognized
under U.S. GAAP...........................................      Ps.      4,491     Ps.      2,482     Ps.     (1,294)
                                                                ==============     ==============     ==============

      Assumptions used in calculations of the pension obligation and seniority premiums as of year-end and net costs in the ensuing year were:

                                                                     2000             2001                2002
                                                                --------------     --------------     --------------
Weighted average discount rates...........................             4%                 4%                 4%
Rates of increase in compensation levels..................             2%                 2%                 2%
Expected long-term rates of return on assets..............             5%                 5%                 5%

      The pension and seniority premium plan liability as of December 31, 2001 and 2002, under SFAS 87, is as follows:

                                                                              2001                 2002
                                                                         --------------       --------------
Projected benefit obligation...............................              Ps.    954,565       Ps.    934,732
Plan assets................................................                    (744,768)            (695,760)
                                                                         --------------       --------------
Funded status..............................................                     209,797              238,972
                                                                         --------------       --------------
Unrecognized prior service cost............................                     153,132              112,876
Unrecognized net loss......................................                     137,400              240,331
                                                                         --------------       --------------
                                                                                290,532              353,207
                                                                         --------------       --------------
Prepaid pension asset......................................                     (80,735)            (114,235)
Additional minimum liability...............................                     121,148              184,715
                                                                         --------------       --------------
Balance sheet liability....................................              Ps.     40,413       Ps.     70,480
                                                                         ==============       ==============
Change in benefit obligation:
Projected benefit obligation at beginning of year..........              Ps.    950,316       Ps.    954,565
Service cost...............................................                      72,934               73,857
Interest cost..............................................                      36,704               36,296
Actuarial gain.............................................                        (633)             (52,354)
Benefits paid..............................................                    (104,756)             (77,632)
                                                                         --------------       --------------
Benefit obligation at end of year..........................              Ps.    954,565       Ps.    934,732
                                                                         ==============       ==============
Change in plan assets:
Fair value of plan assets at beginning of year.............              Ps.    849,549       Ps.    744,768
Actual return on plan assets...............................                     (83,825)            (114,422)
Plan asset contribution....................................                          --              103,046
Benefits paid..............................................                     (20,956)             (37,632)
                                                                         --------------       --------------
Fair value of plan assets at end of year...................              Ps.    744,768       Ps.    695,760
                                                                         ==============       ==============

      Included within plan assets at December 31, 2001 and 2002 are shares held by the trust in the Group with a fair value of Ps.439,316 and Ps.310,744, respectively.

      Under U.S. GAAP, SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" ("SFAS 106"), requires accrual of postretirement benefits, other than pensions, (such as health care benefits) during the years an employee provides services. The Group does not and is not required to provide postretirement benefits.

      SFAS No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), requires the accrual of certain employee benefits provided after employment but before retirement. The Group does not and is not required to provide postemployment benefits, which would be required to be accrued under SFAS 112.

      (J) EMPLOYEE STOCK OPTION PLAN

      As described in Note 14, in 1999, the Group adopted a stock option plan (the "Plan"), under which a specific number of awards to purchase CPOs are granted and sold to eligible employees. Pursuant to the Plan, ownership of the CPOs is not transferred until certain conditions are met. In accordance with the Plan, a trust administered by a Mexican financial institution is being used to implement the Plan (the "Trust"). Pursuant to each award granted, the participant could have purchased a number of CPOs, at prices ranging from Ps.11 to Ps.24. The technical committee of the Trust may also authorize anticipated sales in the open market by the trustee of a portion of the CPOs granted and sold to employees in order to settle the purchase price (a "cashless transaction").

      As of December 31, 2002, all of the CPOs assigned to eligible employees had been transferred to the Trust. During 2001 and 2002, the market price of the CPOs had not appreciated enough to make a cashless transaction attractive to employees and consequently, the Group amended the Plan (the "Amended Plan") in October 2001. Under the Amended Plan, all awards are granted at an exercise price ranging from approximately Ps.11.21 to Ps.12.00 or from U.S.$1.04 to U.S.$1.27 (Initial Price) per CPO, to be adjusted by a rate ranging from 2% to 10% per annum (depending upon whether the purchase price is paid in pesos or U.S. dollars) (Adjusted Price) accruing from the date of the contract to the date of exercise.

      Under the terms of the Plan, the awards vest within five years depending on certain variables. The Group will transfer the CPOs to the participant at the end of each vesting period if the participant settles the payment of the Initial Price or the Adjusted Price and continues as an employee of the Group or any of its subsidiaries.

      Under Mexican GAAP, the Group recognizes no compensation expense for their purchase plan. For U.S. GAAP purposes, the Group applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and its related interpretations to account for stock-based compensation, accruing the cost over the vesting/performance periods and adjusting costs for subsequent changes in fair market value of the shares from the measurement date. At December 31, 2002, the Group had granted approximately 82.8 million CPOs. Compensation cost charged (credited) against income was Ps.99,810, Ps.(62,937) and Ps.(5,202) in 2000, 2001 and 2002, respectively. Had the compensation cost of these plans been based on the fair value at date of grant using the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Group's net income and earnings per share would be the pro forma amounts shown in the following table:

                                                                 YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------
                                                           2000            2001            2002
                                                      --------------   ------------   --------------
Net income (loss) under U.S. GAAP
 As reported....................................      Ps.    199,513   Ps.1,375,492   Ps. (1,132,581)
 Deduct: Total stock-based employee compensation
 expense determined under fair value based method
 for all awards, net of related tax effects.....            (107,468)      (144,959)         (98,439)
                                                      --------------   ------------   --------------
 Pro forma......................................      Ps.     92,045   Ps.1,230,533   Ps. (1,231,020)
                                                      ==============   ============   ==============

Earnings (loss) per CPO under U.S. GAAP
 (constant pesos)
   As reported..................................      Ps.       0.06   Ps.     0.48   Ps.      (0.39)
   Pro forma....................................      Ps.       0.03   Ps.     0.41   Ps.      (0.42)

      The results may not be representative of the effects on the pro forma net income for the future.

      The Group determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                              DECEMBER 31,
                                                                ---------------------------------------
                                                                 2000             2001            2002
                                                                ------           ------          ------
Dividend yield..................................                   0%              0%               0%
Expected volatility.............................                  52%             52%              52%
Risk-free interest rate.........................                  21%             21%              21%
Expected life of options (in years).............                  3.5             1.7              3.2

      A summary of the changes of the stock awards for employees for the years ended December 31, is presented below (in constant pesos, except share amounts):

                                                     2000                           2001                          2002
                                           --------------------------    ----------------------------    --------------------------
                                                           Weighted-                      Weighted-                      Weighted-
                                                            average                        average                        average
                                                           exercise                       exercise                       exercise
                                             Shares          price          Shares          price         Shares           price
                                           ----------    ------------    -----------    -------------    ---------    -------------
Outstanding at beginning of year........       62,300    Ps.    14.14         62,300    Ps.     14.14       83,812    Ps.     11.61
Granted.................................           --              --         21,512            12.68           20            11.21
Exercised...............................           --              --             --               --           --               --
Forfeited...............................           --              --             --               --       (1,056)              --
                                           ----------                    -----------                     ---------
Outstanding at the end of the year......       62,300           10.69         83,812            12.78       82,776            11.41
                                           ==========                    ===========                     =========
Options exercisable at end of year......           --              --             --               --           --               --
                                           ==========                    ===========                     =========

      The weighted-average remaining contractual life of the awards is 4.8 years.

      (K) PRODUCTION AND FILM COSTS

      Effective January 1, 2001, the Group adopted the provisions of the American Institute of Certified Public Accountants Statements of Position 00-2, "Accounting by Producers or Distributors of Films" ("SoP 00-2"). SoP 00-2 supersedes SFAS 53. Although SoP 00-2 carries forward many of the requirements of SFAS 53, it differs in the areas of revenue recognition, costs for abandoned projects, limitations on ultimate revenues used, impairment guidance and advertising costs, as well as expanded disclosures. The Group recorded a one-time after-tax charge for the initial adoption of SoP 00-2 totaling approximately Ps.830,804, net of related tax benefit of Ps.447,355 in its cumulative effect of accounting change in the consolidated statement of income for the year ended December 31, 2001.

      The Group expects to amortize all of its unamortized film costs over the next year.

       Under Mexican GAAP, the Group capitalizes production costs related to programs, which benefit more than one period, and amortizes them proportionately over the projected program revenues that are based on the Group's historic revenue patterns for similar types of production. For Mexican GAAP purposes, royalty agreements that are not individual film-specific are considered in projecting program revenues to capitalize related production costs.

      Under U.S. GAAP, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not individual film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred.

      In addition, Mexican GAAP allows the capitalization of artist exclusivity contracts and literary works, whereas U.S. GAAP is generally more restrictive.

      (L) DEFERRED INCOME TAXES

      Under Mexican GAAP, the Group applies the provisions of Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing", which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.

      Under U.S. GAAP, SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      The components of the net deferred tax liability applying SFAS 109 consist of the following:

                                                                                         DECEMBER 31,
                                                                          ----------------------------------------
                                                                                 2001                  2002
                                                                          -------------------    -----------------
Net deferred income tax liability recorded under Mexican                  Ps.      (1,830,814)   Ps.    (2,035,860)
GAAP (see Note 22) .................................................      -------------------    -----------------
Impact of U.S. GAAP adjustments:
   Capitalization of financing costs................................                  286,281              280,384
   Deferred costs ..................................................                  125,654              117,533
   Equipment restatement  ..........................................                 (363,805)            (200,900)
   Purchase accounting adjustments .................................                 (516,704)             (93,513)
   Adjustment of gain on sale of music recording business ..........                       --               92,940
   Pension plan and seniority premiums .............................                      328                 (125)
   Gain from Univision warrants.....................................                 (860,231)            (413,689)
   Production and film costs........................................                  697,161              818,322
   Employee stock option plan ......................................                   47,411               43,085
   Valuation allowance .............................................                  (47,411)             (43,085)
                                                                          -------------------    -----------------
                                                                                     (631,316)             600,952
                                                                          -------------------    -----------------
Net deferred income tax liability under U.S. GAAP...................               (2,462,130)          (1,434,908)
Less:
Deferred income tax liability under Mexican GAAP....................               (1,830,814)          (2,035,860)
                                                                          -------------------    -----------------
Net deferred income tax adjustment required under U.S. GAAP.........      Ps.        (631,316)   Ps.       600,952
                                                                          ===================    =================

      Under U.S. GAAP, Ps.809,145 and Ps.1,857,669 of the net deferred income tax liability would have been reflected as a current asset at December 31, 2001 and 2002, respectively.

         The components of net deferred employees' profit sharing ("EPS") liability applying SFAS 109 consist of the following:

                                                                          DECEMBER 31,
                                                                 -------------------------------
                                                                       2001            2002
                                                                 --------------   --------------
DEFERRED EPS LIABILITY:
   Current:
     Inventories................................................ Ps.     (2,298)  Ps.     (1,809)
   Noncurrent:
     Property, plant and equipment..............................       (134,769)        (124,896)
     Deferred costs.............................................        (63,314)         (58,002)
     Pension plan and seniority premiums........................         (8,940)           4,446
     Other......................................................             --           (1,922)
                                                                 --------------   --------------
       Total deferred EPS liability.............................       (209,321)        (182,183)
                                                                 --------------   --------------
DEFERRED EPS ASSET:
   Current:
     Accrued expenses...........................................          3,596               --
                                                                 --------------   --------------
       Total deferred EPS asset.................................          3,596               --
                                                                 --------------   --------------
   Net deferred EPS liability under U.S. GAAP................... Ps.   (205,725)  Ps.   (182,183)
                                                                 ==============   ==============

         The provisions for income tax and assets tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

                                                       2000             2001           2002
                                                 --------------   --------------   --------------
Current:
  Mexican....................................... Ps.    891,560   Ps.    669,626   Ps.    892,157
  Foreign.......................................         87,411           57,657            6,451
                                                 --------------   --------------   --------------
                                                        978,971          727,283          898,608
                                                 --------------   --------------   --------------
Deferred:
  Mexican.......................................       (679,580)         113,423         (589,251)
  Foreign.......................................        (22,588)         (41,462)        (455,752)
                                                 --------------   --------------   --------------
                                                       (702,168)          71,961       (1,045,003)
                                                 --------------   --------------   --------------
                                                 Ps.    276,803   Ps.    799,249   Ps.   (146,395)
                                                 ==============   ==============   ==============

         For purposes of the U.S. GAAP reconciliations, the Group has charged Ps.1,099,877, Ps.35,089 and Ps.1,255,810 of the change for the years ended December 31, 2000, 2001 and 2002, respectively, in SFAS 109 deferred income tax and EPS liabilities to income, and has charged Ps.80,650 and Ps.162,906, respectively, of deferred income tax liability and deferred EPS directly to stockholders' equity relating to the result from holding non-monetary assets and translation effect of foreign subsidiaries.

         A roll-forward of the Group's Mexican GAAP valuation allowance for 2002 is as follows:

Balance at December 31, 2001..........................................            Ps. (1,318,286)

   Utilization of carryforwards.......................................                   366,903
   Increase in valuation allowance....................................                (1,011,956)
                                                                                  --------------
Balance at December 31, 2002..........................................            Ps. (1,963,339)
                                                                                  ==============

         (M) MINORITY INTEREST

         This adjustment represents the minority interest in the U.S. GAAP adjustment described in (k) above.

         In addition, under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

         (N) EFFECTS OF INFLATION ACCOUNTING ON U.S. GAAP ADJUSTMENTS

         In order to determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments.

         In addition, as disclosed in Notes 19 and 22, under Mexican GAAP Bulletin D-4, effective 2000, the monetary gain or loss generated by the monetary temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2001 and 2002, the Ps.111,598 and Ps.80,999, respectively, of monetary gain reflected within integral result of financing under Mexican GAAP has been reclassified to the deferred tax provision under U.S. GAAP.

         (O) OTHER

         Under U.S. GAAP, the cost of exclusive rights letters of soccer players would be amortized over the period of the expected benefit. The Group has not adjusted its net income reconciliation for 2000 and 2001 for this item because the impact would not be material. As noted in Note 20, the balance was written off under Mexican GAAP in 2002.

         ADDITIONAL DISCLOSURE REQUIREMENTS

         Presentation in the financial statements - Operating income

         Under Mexican GAAP, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily amortization of goodwill, the write-off of certain receivables, the write-off of program inventories, write-off of exclusive rights letters for soccer players, disputed or contractual letters of credit, certain financial advisory and professional fees, restructuring charges and employees' profit sharing expense (see Notes 20, 21 and 23). The differences relate primarily to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been Ps.4,381,756, Ps.3,277,307 and Ps.3,462,282 and operating income of the Publishing segment would have been Ps.290,417, Ps.201,694 and Ps.224,626 for the years ended December 31, 2000, 2001 and 2002, respectively.

         Presentation in the financial statements - Loss on extinguishment of debt

         As more fully explained in Notes 9 and 20, during 2000 and 2001, the Group extinguished a significant amount of its long-term debt securities outstanding and recognized related premiums, consent fees and other expenses of approximately Ps.1,546,957 and Ps.60,712, respectively, which under Mexican GAAP, are included within non-recurring charges. Under U.S. GAAP, such extinguishment net of a tax benefit of Ps.541,434 and Ps.21,249 respectively, would have been reflected as an extraordinary item in the consolidated income statement.

         Presentation in the financial statements - Discontinued operations

         As more fully disclosed in Note 23, under Mexican GAAP, the Group has reflected as a discontinued operation the Music Recording segment that it sold to Univision, its equity investee. Under U.S. GAAP, pursuant to Staff Accounting Bulletin 5-Z, the disposition of a business in which the seller retains an interest, either directly or indirectly, and over which it has continuing significant influence, is not presented as a discontinued operation. Summarized condensed balance sheet and results of operation information for the Music recording business is reflected in Note 23.

         To provide a better understanding of the differences in accounting standards, the table below presents the Group's condensed consolidated statements of operations for the three years ended December 31, 2000, 2001 and 2002 in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, as if the music recording business were presented as continuing operations, and after processing the adjustments in (a) to (o) above:

                                                                             YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------
                                                                      2000             2001             2002
                                                                 --------------   --------------   --------------
Net sales....................................................    Ps. 22,954,087   Ps. 21,830,070   Ps. 21,766,607
                                                                 --------------   --------------   --------------

Cost of providing services (exclusive of depreciation
  and amortization)..........................................        13,182,426       13,581,907       13,392,083
Selling and administrative expenses..........................         3,489,204        3,954,297        3,620,777
Depreciation and amortization................................         1,667,121        1,858,779        1,742,378
                                                                 --------------   --------------   --------------

Income from operations.......................................         4,615,336        2,435,087        3,011,369
Integral cost of financing - net.............................           791,547       (2,157,135)       1,798,090
Other income - net ........................................              59,511           43,529          933,613
                                                                 --------------   --------------   --------------
Income before income taxes, minority interest, equity in
  losses of affiliates and cumulative effect of change in
  accounting principle.......................................         3,883,300        4,635,751        2,146,892
  Income tax and assets tax..................................           818,237        1,267,848          271,976
                                                                 --------------   --------------   --------------
Income before minority interest, equity in losses of
affiliates and cumulative effect of change in accounting
principle....................................................         3,065,063        3,367,903        1,874,916
Minority interest............................................          (192,989)         (28,841)          76,885
Equity in losses of affiliates...............................        (1,667,038)      (1,093,303)      (1,851,621)
                                                                 --------------   --------------   --------------
Income before extraordinary items and cumulative effect of
change in accounting principle...............................         1,205,036        2,245,759          100,180
   Extraordinary items (in 2000 and 2001: loss on
      extinguishment of debt of Ps.1,546,957 and
      Ps.60,712, net of tax benefit of Ps.541,434 and
      Ps.21,249, respectively)...............................        (1,005,523)         (39,463)              --
                                                                 --------------   --------------   --------------
Income before cumulative effect of change in accounting
principle....................................................           199,513        2,206,296          100,180
   Cumulative effect of change in accounting principles
      (In 2001: SoP 00-2, Ps.830,804 net of tax benefit of
      Ps.447,355; and in 2002: SFAS 141 and SFAS 142,
      Ps.1,232,761, net of write-off of negative goodwill
      of Ps.313,090 and tax benefit of Ps.418,370 in 2002)...                --         (830,804)      (1,232,761)
                                                                 --------------   --------------   --------------
Net income (loss)............................................    Ps.    199,513   Ps.  1,375,492   Ps. (1,132,581)
                                                                 ==============   ==============   ==============

Weighted average common shares outstanding (in millions).....             8,825            8,877            8,854
                                                                 ==============   ==============   ==============

         Presentation in the financial statements - Earnings per CPO and per share

         As disclosed in Note 14, the Group has three classes of common stock, Series A, L and D. The Group's publicly traded securities are CPOs, which represent one share of each class of stock. All of the authorized and issued Series L and D shares and 227,115,000 of the Series A shares trade as CPO units. Holders of the Series D shares, and therefore holders of the CPOs, are entitled to an annual, cumulative and preferred dividend of approximately nominal Ps.0.009 per D share before any dividends are payable on the Series A and L shares. For purposes of U.S. GAAP, the "two-class" method, which first reduces net income by the amount of the dividend preference to the D shares, has been applied to calculate earnings per share.

         Earnings (loss) per CPO and per share under U.S. GAAP is presented in constant pesos for the years ended December 31, 2000, 2001 and 2002, as follows:

                                                  2000                          2001                           2002
                                       -------------------------     --------------------------     --------------------------
                                                         PER                            PER                            PER
                                           PER        SERIES "A"         PER         SERIES "A"         PER         SERIES "A"
                                           CPO          SHARE            CPO           SHARE            CPO           SHARE
                                       -----------   -----------     -----------    -----------     -----------    -----------
Continuing
   operations........................  Ps.    0.39   Ps.    0.13     Ps.    0.93    Ps.    0.31     Ps.    0.03    Ps.    0.01
Cumulative effect of
   change in accounting principles...           --            --           (0.45)         (0.15)          (0.42)         (0.14)
Discontinued operations............             --            --              --             --              --             --
Extraordinary item...................        (0.33)        (0.11)             --             --              --             --
                                       -----------   -----------     -----------    -----------     -----------    -----------
Net income (loss) per CPO/
   share.............................  Ps.    0.06   Ps.    0.02     Ps.    0.48    Ps.    0.16     Ps.   (0.39)   Ps.   (0.13)
                                       ===========   ===========     ===========    ===========     ===========    ===========

         Presentation in the financial statements - Consolidated balance sheets

         To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets as of December 31, 2001 and 2002, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after processing the adjustments in (a) and (o) above.

                                                                                            DECEMBER 31,
                                                                                  ------------------------------
                                                                                       2001             2002
                                                                                  --------------   -------------
ASSETS
Current assets:
Cash and cash equivalents....................................................     Ps.  5,945,775   Ps. 8,786,809
Trade notes and accounts receivable - net....................................          9,767,335       9,563,636
Other accounts and notes receivable - net....................................            952,628         867,851
Due from affiliated companies - net..........................................            435,247               -
Transmission rights, programs, production talent advances and films..........          2,700,553       3,420,102
Inventories..................................................................            611,177         508,684
Deferred taxes...............................................................            809,145       1,857,669
Other current assets.........................................................          1,126,876         430,170
                                                                                  --------------   -------------
     Total current assets....................................................         22,348,736      25,434,921

Non-current assets:
Transmission rights, programs, literary works and films......................          3,223,539       2,511,760
Investments..................................................................          4,507,360       2,901,384
Property, plant and equipment - net..........................................         15,060,732      15,200,532
Goodwill - net...............................................................          2,200,503       6,977,872
Intangible assets............................................................          2,283,058       1,159,875
Deferred costs - net.........................................................            759,877         488,719
Other assets.................................................................          3,731,362       1,749,292
                                                                                  --------------   -------------
      TOTAL ASSETS...........................................................     Ps. 54,115,167   Ps.56,424,355
                                                                                  --------------   -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt............................................            353,889       1,239,880
Trade accounts payable.......................................................          2,107,566       2,228,507
Customer deposits and advances...............................................         11,416,678      11,549,427
Taxes payable................................................................            285,787         886,387
Accrued interest.............................................................            220,092         307,468
Other accrued liabilities....................................................            812,193         817,329
Due to affiliated companies - net............................................                  -          58,712
                                                                                  --------------   -------------
      Total current liabilities..............................................         15,196,205      17,087,710

Non-current liabilities:
Long-term debt...............................................................         13,550,537      13,345,215
Customer deposits and advances...............................................                  -         203,668
Other long-term liabilities..................................................            482,452         760,451
Deferred taxes...............................................................          3,477,000       3,474,760
DTH joint ventures...........................................................          1,281,669       2,570,608
Pension plans and seniority premiums.........................................            175,873         193,581
                                                                                  --------------   -------------
      Total liabilities......................................................         34,163,736      37,635,993
                                                                                  --------------   -------------
Commitments and contingencies

Minority interest............................................................          1,031,429       1,131,524
                                                                                  --------------   -------------
Shareholders' equity
Capital stock................................................................          7,375,291       7,368,706
Additional paid-in capital...................................................            216,056         216,458
Comprehensive income:
  Retained earnings..........................................................         14,994,434      16,339,423
  Other comprehensive income.................................................         (5,041,271)     (5,135,168)
  Net income (loss)..........................................................          1,375,492      (1,132,581)
                                                                                  --------------   -------------
      Total shareholders' equity.............................................         18,920,002      17,656,838
                                                                                  --------------   -------------

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................     Ps. 54,115,167   Ps.56,424,355
                                                                                  --------------   -------------

     Cash flow information

     Mexican GAAP Bulletin B-12 issued by the MIPA specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, the inflation-adjusted statement of changes in financial position includes certain non-cash items such as monetary gains and losses, unrealized foreign currency translation gains or losses and net effect of foreign investment hedges. Under U.S. GAAP, Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95"), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2000, 2001 and 2002) of Mexican financial institutions, to be cash equivalents.

     The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS 95.

                                                                                  2000              2001              2002
                                                                              ------------     ------------      ------------
Operating activities:
Net income (loss) under U.S. GAAP...........................................    Ps.199,513      Ps.1,375,492     Ps.(1,132,581)
Adjustments to reconcile net income to cash provided by operating activities:
   Equity in losses of affiliates...........................................     1,667,038         1,093,303         1,851,621
   Minority interest from continuing operations.............................       192,989            28,841           (76,885)
   Depreciation and amortization............................................     1,667,121         1,858,779         1,742,378
   Provision for doubtful accounts and write-off of receivables.............       297,257           246,692           339,224
   Cumulative loss effect of accounting change..............................            --           830,804         1,232,761
   Deferred income tax and employees' profit sharing........................    (1,466,486)          476,557          (650,175)
   Derivative financial instruments.........................................       184,635        (2,561,894)        1,176,984
   Gain on disposal of investment...........................................       (98,906)         (294,619)         (759,343)
   Unrealized foreign exchange loss, net....................................      (129,716)         (250,958)          494,521
   Loss from monetary position..............................................      (580,887)         (290,965)         (158,999)
                                                                              ------------      ------------      ------------
                                                                                 1,932,558         2,512,032         4,059,506
                                                                              ------------      ------------      ------------
Changes in operating assets and liabilities:
Decrease (increase) in:
   Trade notes and accounts receivable and customer deposits and
   advances, net............................................................       505,262          (690,243)         (779,110)
   Inventories..............................................................       (17,212)         (155,246)           54,187
   Transmission rights, programs and films and production talent advances...      (271,477)        2,619,244           167,415
   Other accounts and notes receivable and other current assets.............      (439,577)         (645,972)          438,807
(Decrease) increase in:
   Trade accounts payable...................................................       186,596           (29,497)          277,322
   Other liabilities and taxes payable......................................      (348,973)       (1,739,969)        1,645,913
   Pension plans and seniority premiums.....................................       104,302          (326,942)         (258,762)
                                                                              ------------      ------------      ------------
                                                                                  (281,079)         (968,625)        1,545,772
                                                                              ------------      ------------      ------------
Cash provided by operating activities.......................................     1,651,479         1,543,407         5,605,278
                                                                              ------------      ------------      ------------
Financing activities:
   Issuance of Senior Notes.................................................     2,121,027         2,910,366         3,139,200
   Other changes in notes payable...........................................       (91,373)         (517,263)       (2,906,292)
   Shares issued............................................................       353,097                --               409
   Repurchase of shares.....................................................    (1,274,440)         (234,343)          (37,095)
   Minority interest........................................................      (703,343)           (8,919)          176,980
                                                                              ------------      ------------      ------------
Cash provided by financing activities.......................................       404,968         2,149,841           373,202
                                                                              ------------      ------------      ------------
Investing activities:
   Due from affiliated companies, net.......................................       198,322            23,438           637,878
   Proceeds from dispositions of investments................................     1,364,824           492,503         2,519,321
   Equity investments and other advances....................................    (1,138,602)       (5,181,758)       (5,302,356)
   Investments in property, plant and equipment.............................      (444,340)         (944,379)       (1,217,636)
   Deferred costs and other assets..........................................      (835,749)         (193,927)          603,014
                                                                              ------------      ------------      ------------
Cash used for investing activities..........................................      (855,545)       (5,804,123)       (2,759,779)
                                                                              ------------      ------------      ------------
Net increase (decrease) in cash and cash equivalents........................     1,200,902        (2,110,875)        3,218,701
Translation effect on cash and cash equivalents.............................       (35,876)          (99,140)          (65,832)
Effect of inflation on cash and cash equivalents............................       (45,458)         (172,040)         (311,835)
Cash and cash equivalents at beginning of year..............................     7,208,262         8,327,830         5,945,775
                                                                              ------------      ------------      ------------
Cash and cash equivalents at end of year....................................  Ps.8,327,830      Ps.5,945,775      Ps.8,786,809
                                                                              ============      ============      ============

         Net cash provided by (used for) operating activities reflects cash payments for interest and income taxes as follows:

                                                                       2000             2001            2002
                                                                   -------------    -------------   ------------
Interest.....................................................      Ps.   825,867    Ps.   994,334   Ps.1,081,897
Prepayment premium related to tender offers and consent
  solicitations..............................................          1,199,870               --             --
Prepayment of amortized discount related to tender offers....          1,987,398               --             --
Income taxes and/or assets tax...............................            944,879          555,422        694,189


     Supplemental disclosures about non-cash activities:

                                                                       2000             2001            2002
                                                                   -------------    -------------   ------------
Notes receivable related to customer deposits..........            Ps.6,421,210     Ps.7,070,947    Ps.7,158,341
Acquisition of minority interest.......................               1,199,870               --              --


         Recently issued accounting standards

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Management does not expect that the application of the provisions of SFAS 143 will have a material impact on the Group's consolidated financial statements.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result of these statements, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items, unless such debt meets the criteria of APB 30. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002. Consequently, losses from extinguishments of debt that have been classified as extraordinary in 2000 and 2001 will be reclassified upon the adoption of this standard in 2003.

         In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 nullifies the accounting for restructuring costs provided in EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability associated with an exit or disposal activity be recognized and measured at fair value only when incurred. In addition, one-time termination benefits should be recognized over the period employees will render service, if the service period required is beyond a minimum retention period. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not expect that the application of the provisions of SFAS 146 will have a material impact on the Group's consolidated financial statements.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee at its fair value. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Management is currently evaluating the impact that the recognition and initial measurement provisions of FIN 45 will have on the Group's consolidated financial statements. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002; therefore, the Group has modified its disclosures herein as required.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires variable interest entities (commonly referred to as SPEs) to be consolidated by the primary beneficiary of the entity if certain criteria are met. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 become effective for the Group on January 1, 2003. Management is currently evaluating the impact that the provisions of FIN 46 will have on the Group's consolidated financial statements.

                                                                     SCHEDULE II

                              GRUPO TELEVISA, S.A.

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)

                                                 BALANCE AT                                           BALANCE AT
                                                BEGINNING OF                                             END
                DESCRIPTION                        PERIOD          ADDITIONS         DEDUCTIONS       OF PERIOD
------------------------------------------      ------------      ------------      ------------     ------------
CONTINUING OPERATIONS:
     Reserve for damage, obsolescence or
       deterioration of inventory:
         Year ended December 31, 2000.....      Ps.   21,873      Ps.    2,347      Ps.  (11,326)    Ps.   12,894
         Year ended December 31, 2001.....            12,894                --            (2,626)          10,268
         Year ended December 31, 2002.....            10,268             1,739            (3,604)           8,403

     Allowances for doubtful accounts(1):
         Year ended December 31, 2000.....      Ps.  690,302      Ps.  206,014      Ps. (163,053)    Ps.  733,263
         Year ended December 31, 2001.....           733,263           207,875          (194,018)         747,120
         Year ended December 31, 2002.....           747,120           315,101          (145,513)         916,708

DISCONTINUED OPERATIONS:
     Reserve for damage, obsolescence or
       deterioration of inventory:
         Year ended December 31, 2000.....      Ps.   20,597      Ps.   26,464      Ps.  (10,959)    Ps.   36,102
         Year ended December 31, 2001.....            36,102            21,802           (52,156)           5,748
         Year ended December 31, 2002.....             5,748                --            (5,748)              --

     Allowances for doubtful accounts(1):
         Year ended December 31, 2000.....      Ps.   28,206      Ps.   15,927      Ps.   (6,125)    Ps.   38,008
         Year ended December 31, 2001.....            38,008             3,186            (4,775)          36,419
         Year ended December 31, 2002.....            36,419                --           (36,419)              --

(1) Include allowances for trade and non-trade doubtful accounts.

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, D. F., January 31, 2003, except for Note 13.c, for which the date is March 19, 2003.

To the Stockholders of
Innova, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Innova, S. de R.
L. de C. V. and its subsidiaries (collectively the "Group") as of December 31, 2002 and 2001, and the related consolidated statements of loss, of changes in stockholders' (deficit) and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C. V. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' (deficit) and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for each of the three years in the period ended December 31, 2002, and the determination of consolidated stockholders' (deficit) at December 31, 2002 and 2001 to the extent summarized in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ FELIPE PEREZ CERVANTES, C.P.C.
----------------------------------
Felipe Perez Cervantes, C.P.C.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                                          December 31,
                                                                                          ------------
                                                                                     2002               2001
                                                                                     ----               ----
Assets
------
CURRENT ASSETS:
Cash and cash equivalents                                                        Ps.   266,631     Ps.    45,180
Trade accounts receivable, net (Note 4)                                                103,782           128,123
Value added tax credit and other                                                         1,230             9,362
Spare parts                                                                             13,019             8,441
Prepaid advertising (Note 9)                                                           122,035           159,741
Other current assets                                                                    44,016            37,989
                                                                                 -------------     -------------

Total current assets                                                                   550,713           388,836

Property and equipment, net (Note 5)                                                 1,544,905         1,952,176
Satellite transponders, net (Note 6)                                                 1,240,997         1,215,450
Deferred costs, net (Note 7)                                                            82,398           106,633
Intangible assets, net (Note 8)                                                         12,956           110,462
Other non-current assets                                                                 9,574               770
                                                                                 -------------     -------------

Total assets                                                                     Ps. 3,441,543     Ps. 3,774,327
                                                                                 =============     =============

Liabilities and Stockholders' Deficit
-------------------------------------

CURRENT LIABILITIES:
Trade accounts payable                                                           Ps.    99,585     Ps.    85,956
Accrued expenses                                                                       268,498           252,474
Satellite reorientation reserve                                                              -            51,881
Satellite transponders obligation (Note 6)                                              52,812            44,085
Due to affiliated companies and other related parties (Note 9)                         433,420           349,626
Accrued interest                                                                       132,812           117,096
Asset tax                                                                               31,551            46,380
Deferred income                                                                        109,498           108,411
                                                                                 -------------     -------------

Total current liabilities                                                            1,128,176         1,055,909

NON-CURRENT LIABILITIES:
Senior notes (Note 10)                                                               3,924,000         3,637,930
Stockholders' loans (Note 11)                                                        3,242,793         2,720,201
Satellite transponders obligation (Note 6)                                           1,368,843         1,314,192
Accrued interest                                                                       682,451           346,547
Other liabilities                                                                        1,179               728
                                                                                 -------------     -------------

Total liabilities                                                                   10,347,442         9,075,507
                                                                                 -------------     -------------

Commitments and contingencies (Note 13)                                                      -                 -

STOCKHOLDERS' DEFICIT:
Contributed capital:
Capital stock (Note 14)                                                              1,913,116         1,913,116
                                                                                 -------------     -------------

Earned capital:
Accumulated losses (Note 17)                                                        (7,018,675)       (6,609,230)
Loss for the period                                                                 (1,768,863)         (409,445)
Deficit from restatement                                                               (31,343)         (195,606)
                                                                                 -------------     -------------

                                                                                    (8,818,881)       (7,214,281)
                                                                                 -------------     -------------

Supplementary liability for labor obligations                                             (134)              (15)

Total stockholders' deficit                                                         (6,905,899)       (5,301,180)
                                                                                 -------------     -------------

Total liabilities and stockholders' deficit                                      Ps. 3,441,543     Ps. 3,774,327
                                                                                 =============     =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF LOSS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                         Years ended December 31,
                                                                         ------------------------
                                                              2002                 2001                2000
                                                              ----                 ----                ----
Net sales                                               Ps.    3,432,872     Ps.    3,266,037     Ps.    2,560,159

Operating expenses:
Cost of sales                                                  1,062,761            1,222,857            1,358,609
Administrative expenses                                          121,474              151,415              118,229
Selling expenses                                                 832,751              818,777              777,518
Other operating expenses                                         481,787              403,578              536,814
                                                        ----------------     ----------------     ----------------

Total operating expenses                                       2,498,773            2,596,627            2,791,170

Depreciation and amortization                                    925,078              948,335              844,580
                                                        ----------------     ----------------     ----------------

Operating profit (loss)                                            9,021             (278,925)          (1,075,591)
                                                        ----------------     ----------------     ----------------

Integral results of financing (Note 3):
Interest expense                                                (983,057)            (903,853)            (742,589)
Interest income                                                   11,064               19,779               30,204
Foreign exchange (losses) gains, net                          (1,174,422)             371,001             (118,814)
Gain from monetary position                                      498,615              442,412              522,194
Other, net                                                             -                    -              (43,017)
                                                        ----------------     ----------------     ----------------

Total integral results of financing                           (1,647,800)             (70,661)            (352,022)

Other expenses - Net                                             (22,126)                   -                    -

Transponder services - Solidaridad 2 and
reorientation costs (Note 15)                                    (25,933)                   -             (430,916)
Restructuring charges (Note 16)                                   (6,495)             (13,576)                   -
                                                        ----------------     ----------------     ----------------

Loss before taxes                                             (1,693,333)            (363,162)          (1,858,529)

Provision for income and assets taxes
(Note 18)                                                        (75,530)             (46,283)                (130)
                                                        ----------------     ----------------     ----------------

Net loss                                                (Ps.   1,768,863)    (Ps.     409,445)    (Ps.   1,858,659)
                                                        ================     ================     ================

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                                            Supplementary
                                                                           Deficit            liability
                                                         Capital            from              for labor           Accumulated
                                                          stock          restatement         obligations            losses
                                                          -----          -----------         -----------            ------
Balance at December 31, 1999                         Ps.  1,913,116     (Ps.    40,445)     Ps.         -      (Ps.   3,749,968)

Transfer of net loss to accumulated losses                                                                           (1,000,603)

Comprehensive loss (Note 19)                                                   (26,665)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2000                              1,913,116            (67,110)                 -            (4,750,571)

Transfer of net loss to accumulated losses                                                                           (1,858,659)

Comprehensive loss (Note 19)                                                  (128,496)               (15)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2001                              1,913,116           (195,606)               (15)           (6,609,230)

Transfer of net loss to accumulated losses                                                                             (409,445)

Comprehensive loss (Note 19)                                                   164,263               (119)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2002                         Ps.  1,913,116     (Ps.    31,343)     (Ps.      134)     (Ps.   7,018,675)
                                                     ==============     ==============      =============      ================

                                                                            Total
                                                           Net           stockholders'
                                                          loss             deficit
                                                          ----             -------
Balance at December 31, 1999                         (Ps. 1,000,603)    (Ps. 2,877,900)

Transfer of net loss to accumulated losses                1,000,603                  -

Comprehensive loss (Note 19)                             (1,858,659)        (1,885,324)
                                                     --------------     --------------

Balance at December 31, 2000                             (1,858,659)        (4,763,224)

Transfer of net loss to accumulated losses                1,858,659                  -

Comprehensive loss (Note 19)                               (409,445)          (537,956)
                                                     --------------     --------------

Balance at December 31, 2001                               (409,445)        (5,301,180)

Transfer of net loss to accumulated losses                  409,445                  -

Comprehensive loss (Note 19)                             (1,768,863)        (1,604,719)
                                                     --------------     --------------

Balance at December 31, 2002                         (Ps. 1,768,863)    (Ps. 6,905,899)
                                                     ==============     ==============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                         Years ended December 31,
                                                                         ------------------------
Operating activities:                                         2002                2001                 2000
--------------------                                          ----                ----                 ----
Net loss                                                (Ps. 1,768,863)     (Ps.   409,445)      (Ps. 1,858,659)
Adjustments to reconcile net loss to
resources (used in) provided by operating activities:
   Depreciation and amortization                               925,078             948,335              833,122
   Impairment of fixed assets                                   30,776                   -               11,458
   Satellite reorientation reserve and
   maintenance reserve                                           7,082               4,884              210,190
   Transponder Services - Solidaridad 2                              -                   -              222,953
   Smart cards reserve                                               -                   -               32,647
                                                        --------------      --------------       --------------

                                                              (805,927)            543,774             (548,289)
                                                        --------------      --------------       --------------

Changes in operating assets and liabilities:
-------------------------------------------
Trade accounts receivable                                       24,341              53,991              (72,357)
Value added tax credit and other                                 8,132              13,879               (5,930)
Inventories and spare parts                                     (4,578)             (2,224)              32,857
Prepaid advertising and other current assets                    31,680            (166,664)              29,838
Deferred costs                                                  14,718               5,301                7,539
Intangible and other assets                                      5,863              (6,710)              53,905
Trade accounts payable                                          13,629             (41,267)              (6,981)
Accrued expenses and Satellite reorientation reserve           (57,768)           (374,069)             213,972
Due to affiliated companies and other related parties           83,794             105,499                  854
Transponder Services - Solidaridad 2                                 -            (222,953)                   -
Accrued interest                                               351,620             182,521               82,283
Deferred income                                                  1,087               5,339               33,003
Supplementary liability for labor obligations                     (119)                (15)                   -
Other                                                              451                 412             (214,569)
                                                        --------------      --------------       --------------

Resources (used in) provided by operating activities          (333,077)             96,814             (393,875)
                                                        --------------      --------------       --------------

Financing activities:
--------------------
Stockholders' loans                                            522,592           1,154,945              804,910
Senior notes                                                   286,070            (338,837)            (304,466)
Satellite transponders obligation                               63,378            (113,932)           1,472,209
Sale of restricted investments, net                                  -                   -              277,197
                                                        --------------      --------------       --------------

Resources provided by financing activities                     872,040             702,176            2,249,850
                                                        --------------      --------------       --------------

Investing activities:
--------------------
Investment in property and equipment                          (317,512)           (802,722)            (686,130)
Satellite transponders                                               -                   -           (1,432,546)
                                                        --------------      --------------       --------------

Resources used in investing activities                        (317,512)           (802,722)          (2,118,676)
                                                        --------------      --------------       --------------

Cash and cash equivalents:
Increase (decrease) for the period                             221,451              (3,732)            (262,701)
At the beginning of the period                                  45,180              48,912              311,613
                                                        --------------      --------------       --------------

At the end of the period                                 Ps.   266,631       Ps.    45,180        Ps.    48,912
                                                        ==============      ==============       ==============

The accompanying notes are an integral part of these consolidated financial statements.

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                               December 31, 2002)

NOTE 1 - THE COMPANY AND ITS PRINCIPAL OPERATIONS:

Description of business:

Innova, S. de R.L. de C.V. ("Innova" or the "Company"), a Mexican company with limited liability and variable capital, provides direct-to-home ("DTH") broadcast satellite pay television services in Mexico under the SKY brand name. Innova is a joint venture indirectly owned by Grupo Televisa, S. A. ("Televisa") (60%), The News Corporation Limited ("News Corporation") (30%) and Liberty Media International, Inc. ("LMI") (10%). The Company and its subsidiaries are collectively referred to as the Group.

The Group's business requires a concession (license granted by the Mexican federal government) to operate. On May 24, 1996, the Ministry of Communications and Transportation (the "SCT") ratified the concession granted to a wholly-owned subsidiary of the Company to offer DTH satellite broadcasting services in Mexico using domestic satellites. The concession is for a period of thirty years, beginning May 24, 1996, and renewable in accordance with Mexican Communications Law. On November 27, 2000, the SCT, granted to a wholly-owned subsidiary of the Company a concession to provide its broadcasting services using foreign satellites. The concession is for a 20-year period, effective November 27, 2000 and may be extended in accordance with Mexican Communications Law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("U.S. GAAP") is included in Note 21.

The principal accounting policies followed by the Group are as follows:

a. Basis of presentation -

The financial statements of the Group are presented on a consolidated basis. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior period amounts have been reclassified to conform with the current year basis of presentation.

b. Members of the Group -

At December 31, 2002, the Group consists of the Company and the following wholly-owned subsidiaries:

-  Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V.

-  Corporacion Novavision, S. de R. L. de C.V.

-  Corporacion Novaimagen, S. de R. L. de C.V.

-  Servicios Novasat, S.  de R.L. de C.V.

-  Servicios Corporativos de Telefonia, S. de R. L. de C.V. ("SECOTEL")

SECOTEL was formed in July 2001, when the Company purchased from Televisa the call center which was providing services to the Group (Note 8).

c. Cash and cash equivalents -

The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of overnight deposits, obligations of the Mexican Government, deposits and bonds in US financial institutions to be cash equivalents.

d. Property and equipment -

Property and equipment are recorded at acquisition cost and thereafter are restated using the National Consumer Price Index ("NCPI"), except for equipment of a non-Mexican origin, which are restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican peso against the currency of such country at the balance sheet date ("Specific Index"). Maintenance costs for technical equipment are reserved based on management estimates. Actual costs are applied against the applicable reserve when incurred. Repair and maintenance costs for computer equipment and integrated receiver/decoder ("IRDs") are expensed as incurred.

Installation costs of antennas, low noise block ("LNB") and accessories in subscribers' homes or businesses are capitalized in the line item antennas, LNBs and accessories, and are amortized over the useful life of the asset, which is three years.

When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in results of operations.

External costs incurred for internal use software are capitalized in computer equipment and depreciated over three years.

e. Spare parts -

Spare parts inventory are recorded at the lower of cost or net realizable value. The cost of spare parts utilized is charged to income when utilized.

f. Depreciation -

Depreciation of property and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Land, equipment in progress and advances to suppliers are not depreciated.

g. Preoperating expenses -

The Group deferred preoperating expenses incurred prior to the launch of its satellite pay television services in December 1996. Amortization was calculated using the straight-line method over a term of five years and was first recorded in December 1996, with the commencement of operations. The preoperating expenses were fully amortized in November 2001.

h. Seniority premiums and indemnities -

The Group established, in accordance with Mexican law, a seniority premium liability for its employees. The liability is calculated by an independent actuary using the projected unit credit method. The labor obligation is calculated using real rates of interest (net of inflation) and the resulting asset or liability is considered a non-monetary item. The seniority premium liability is unfunded. Seniority premium payments are charged to the liability at the time they are made.

Severance obligations to dismissed personnel are charged to income in the year in which they are incurred.

i. Foreign currency -

Monetary assets and liabilities denominated in foreign currencies are reported at the prevailing exchange rate at the balance sheet date. Exchange differences on monetary assets and liabilities are included in income for the period and reflected in the integral result of financing. Revenues and expenses denominated in foreign currencies are reported at the exchange rates in effect when recognized.

j. Revenue recognition -

Program service revenues are recognized on a monthly basis as DTH service is provided. Program service revenues paid in advance are deferred until earned.

Through September 30, 2000, the Group sold the DTH antenna, LNB and remote control to wholesale distributers, who inturn sold the unit to customers. Revenue was recognized upon the sale of the unit to the wholesale distributer. Beginning October 1, 2000, the Group began providing the DTH antenna, LNB and remote control to customers along with the IRD, but has retained title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. Rental revenues are recognized on a monthly basis.

Advertising revenues are recognized at the time the advertising services are rendered.

k. Capitalized financing costs -

The Group capitalizes the integral financing costs attributable to acquired assets during installation and preoperating expenses. Capitalized integral financing costs include interest costs, gains from monetary position and foreign exchange gains or losses, and are determined by reference to the Group's average interest cost for outstanding borrowings. No amounts were capitalized in 2002, 2001 and 2000.

l. Concentrations -

Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.110,827 in 2002, Ps.174,058 in 2001 and Ps.37,893 in 2000 (Note 4).

In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The use of these transponders is unprotected and, as a result, any long term disruption to one or more of the transmission signals could have a material adverse effect on the Group.

m. Comprehensive loss -

Comprehensive loss represents the net loss for the period presented in the income statement plus other results for the period reflected in stockholders' equity which are from non-owner sources (Note 19).

n. Evaluation of long-lived assets

The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations as well as other economic and market variables.

o. Income tax -

Beginning January 1, 2000, the Group adopted the guidelines of amended Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing", issued by the MIPA. Under Bulletin D-4, deferred income taxes are calculated using the comprehensive asset and liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

In accordance with the guidelines established in Bulletin D-4, the net accrued effect as of January 1, 2000 was recorded directly to stockholders' deficit. The accrued effect required the recognition of a net deferred tax asset and corresponding valuation allowance of Ps.2,170,028, at January 1, 2000, because available evidence did not indicate that there was a high probability of future taxable income to realize the deferred tax asset. Subsequent changes in deferred tax assets and liabilities and valuation allowances are recognized in income.

p. New accounting bulletins -

In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments". Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 is effective as of January 1, 2003, with earlier adoption permitted.

In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets", which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a definition of research and development costs requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives not be amortized, but be tested for impairment annually. Intangible assets with finite lives continue to be amortized over their economic life. Bulletin C-8 is required to be applied on January 1, 2003, although early adoption is recommended.

The Group is currently evaluating the impact of these Bulletins on its results of operation and financial position. However, the Group does not believe that the adoption of these Bulletins will have a material impact on its results of operations and financial position.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, ("Bulletin B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2002 in order to be comparable to financial information as of that date, as follows:

- The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2002 using the NCPI as of December 31, 2002.

- The statements of loss and changes in stockholders' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2002 using the NCPI for the month in which the transactions occurred.

The restatement of the financial statements has been applied in accordance with Bulletin B-10 guidelines as described below:

Restatement of non-monetary assets -

Property and equipment, except for equipment of non-Mexican origin, are restated using the NCPI. Equipment of non-Mexican origin is restated by the Specific Index. The Specific Index is derived from inflation in the country of the assets' origin and the foreign currency exchange rate of the Mexican Peso against the currency of such country.

Property and equipment in use at the beginning of the year is depreciated based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. Additions during the year are depreciated based on the restated value.

Restatement of satellite transponders -

Satellite transponders are restated using the Specific Index.

Restatement of stockholders' deficit -

Capital stock and other stockholders' deficit accounts (other than deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2002. The deficit / surplus from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

Integral results of financing -

The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2002, 2001 and 2000, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

Statement of changes in financial position -

Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units in accordance with the Third Amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations. The translation effects of operating assets and liabilities are included in the stated change of the related item.

Other accounts -

The following accounts are restated using the NCPI:

Preoperating expenses and related amortization
Debt issuance costs and related amortization
Leasehold improvements and related amortization
Intangible assets and related amortization

National Consumer Price Index (NCPI) -

Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2002, in accordance with the Third Amendment to Bulletin B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2002, 2001 and 2000 was 102.904, 97.354 and 93.248, respectively.

NOTE 4 - TRADE ACCOUNTS RECEIVABLE, NET:

Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRD's and from the sale of advertising. Balances as of December 31, consist of:

                                                                                     2002               2001
                                                                                     ----               ----
Trade accounts receivable                                                       Ps.   176,917      Ps.   212,898
Allowance for doubtful accounts                                                       (73,135)           (84,775)
                                                                                -------------      -------------

                                                                                Ps.   103,782      Ps.   128,123
                                                                                =============      =============

The allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000, was as follows:

                                                                 2002               2001               2000
                                                                 ----               ----               ----
Beginning balance                                            Ps.   84,775       Ps.    14,841      Ps.    13,114
Additions                                                         110,827             174,058             37,893
Write offs                                                       (122,467)           (104,124)           (36,166)
                                                             ------------       -------------      -------------

Ending balance                                               Ps.   73,135       Ps.    84,775      Ps.    14,841
                                                             ============       =============      =============

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Property and equipment, net as of December 31, consists of:

                                                                                    2002                  2001
                                                                                    ----                  ----
Integrated receiver/decoders                                                    Ps. 2,548,573      Ps. 2,793,895
Transmission equipment                                                                342,660            363,762
Antennas, LNBs and accessories                                                        554,516            344,803
Computer equipment                                                                    305,837            241,735
Furniture                                                                              19,514             17,957
Transportation equipment                                                               20,976             19,650
Buildings                                                                               2,036              2,036
                                                                                -------------      -------------

                                                                                    3,794,112          3,783,838
Accumulated depreciation                                                           (2,377,149)        (1,985,849)
                                                                                -------------      -------------

                                                                                    1,416,963          1,797,989
Land                                                                                    8,744              8,744
Equipment in progress                                                                 116,778            145,161
Advances to suppliers                                                                   2,420                282
                                                                                -------------      -------------

                                                                                Ps. 1,544,905      Ps. 1,952,176
                                                                                =============      =============

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was Ps.734,748, Ps.713,235 and Ps.651,244, respectively. The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.30,776 (which was included in "Transponder services -Solidaridad 2 and reorientation cost" line item) and Ps.11,458 (included in "Depreciation and amortization" line item) during the years ended December 31, 2002 and 2000, respectively. No impairment was needed during 2001.

As of April 2002, the Group stopped utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite. At that date, transmission equipment with a book value of Ps.38,342 associated with Solidaridad 2 was held by the Group and the Group decided to recognize an impairment charge amounting to Ps.30,776 for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.7,566 of transmission equipment that could be utilized by the PAS-9 satellite.

At December 31, 2002 and 2001, IRDs, transmission equipment, computer equipment and transportation equipment include restated assets which are of a non-Mexican origin of Ps.425,112 and Ps.711,061, respectively, net of accumulated depreciation. Computer equipment includes Ps.16,301 and Ps.42,815 of capitalized software costs as of December 31, 2002 and 2001, respectively.

NOTE 6 - SATELLITE TRANSPONDERS:

On February 8, 1999, the Group and PanAmSat Corporation ("PanAmSat") entered into a new agreement for satellite signal reception and retransmission service from 12 KU-band transponders on a new satellite ("PAS-9"), which became operational in September 2000. The service term for PAS-9 will end at the earlier of (a) the end of 15 years or (b) the date PAS-9 is taken out of service. The Group is committed to pay a monthly fee of U.S.$1.7 million. The Group received a credit against the initial service fees of U.S.$11.7 million paid under the new agreement.

The concession authorizing the use of PAS-9 was granted by the Federal Government through the SCT in November 2000. Under the terms of this concession, the Group is bound to offer the service of paid television via DTH satellite for a three-year term starting in November 2000, in the Municipalities or City Districts where 40% of the total population of the coverage area dwells in, as per the most recent census information available. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. The Group stopped using the services of Solidaridad 2 in early April 2002.

The Group recorded an asset equal to the net present value of the U.S.$1.7 million per month payments and the U.S.$11.7 million credit. The balance of the satellite transponders as of December 31, is as follows:

                                              2002                  2001
                                              ----                  ----
Satellite transponders                  Ps.   1,469,602       Ps.   1,334,030
Accumulated depreciation                       (228,605)             (118,580)
                                        ---------------       ---------------

                                        Ps.   1,240,997       Ps.   1,215,450
                                        ===============       ===============

Amortization of satellite transponders in 2002, 2001 and 2000 was Ps.97,974, Ps.88,935 and Ps.31,835, respectively.

The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                                    Total
                                                    -----
2003                                          Ps.     213,466
2004                                                  213,466
2005                                                  213,466
2006                                                  213,466
2007                                                  213,466
Thereafter                                          1,640,718
                                              ---------------

                                                    2,708,048

Less: amount representing interest                 (1,286,393)
                                              ---------------

                                              Ps.   1,421,655
                                              ===============

Interest expense recognized during the years ended December 31, 2002, 2001 and 2000 was Ps.159,760, Ps.163,534 and Ps.52,172, respectively.

The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                             December 31,
                                             ------------
                                      2002                  2001
                                      ----                  ----
Current portion                 Ps.      52,812       Ps.      44,085
Long-term portion                     1,368,843             1,314,192
                                ---------------       ---------------

                                Ps.   1,421,655       Ps.   1,358,277
                                ===============       ===============

The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's stockholders in relation to their respective ownership interests.

NOTE 7 - DEFERRED COSTS, NET:

Deferred costs, net as of December 31, consist of:

                                                2002                  2001
                                                ----                  ----
Preoperating expenses (a)                   Ps.        -         Ps.         -
Debt issuance costs (b)                           73,771                91,015
Leasehold improvements (c)                         8,627                15,618
                                            ------------         -------------

                                            Ps.   82,398         Ps.   106,633
                                            ============         =============

a. Preoperating expenses

Preoperating expenses specifically included the capitalization of advertising costs incurred prior to the launch of the Group's DTH service, which was also amortized over five years. Advertising expenses after the launch of the Group's DTH service have been expensed as incurred and amounted to Ps.204,004, Ps.226,837 and Ps.229,727 during the years ended December 31, 2002, 2001 and 2000 respectively.

Amortization of preoperating expenses in 2001 amounted to Ps.47,255 and Ps.51,551 in 2000. The preoperating expenses were fully amortized in November 2001.

b. Debt issuance costs

Debt issuance costs represent expenses incurred for the issuance of the Senior Notes during 1997. These costs are amortized on a straight-line basis over the term of the Senior Notes. Amortization expense of Ps.17,250 during each of 2002, 2001 and 2000 is included in interest expense.

c. Leasehold improvements

Amortization of leasehold improvements was Ps.9,517, Ps.6,082 and Ps.5,531 in 2002, 2001 and 2000, respectively.

NOTE 8 - INTANGIBLE AND OTHER ASSETS, NET:

Intangible assets, net are amortized using the straight-line method over a period of five years. Balances as of December 31, consist of:

                                       2002                    2001
                                       ----                    ----
Noncompetition agreement (a)        Ps.   174,287         Ps.   466,184
Call Center Operations (b)                 18,078                18,078
                                    -------------         -------------
                                          192,365               484,262
Accumulated amortization                 (179,409)             (373,800)
                                    -------------         -------------

                                    Ps.    12,956         Ps.   110,462
                                    =============         =============

(a) Consists mainly of a noncompetition agreement and certain rights for the use of transponders acquired in 1997, both of which were fully amortized in 2002.

(b) Consist mainly of software and other licenses for the Call Center operation that was acquired from Televisa in 2001.

NOTE 9 - TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

The principal transactions of the Group with affiliated companies and related parties are:

                                                                 2002                 2001                2000
                                                                 ----                 ----                ----
Borrowings and accrued interest from
            stockholders (Note 11)                           Ps.  3,925,244     Ps.    3,066,748    Ps.   1,718,375
Broadcasting services, Florida (a)                                   82,107               92,118             97,353
Programming (b)                                                     178,973              143,522            130,037
Special events programming (c) (i)                                  183,202              142,089             83,293
Advertising costs (d)                                               128,000              140,616            128,683
Royalties (e)                                                        44,223               95,432             72,619
Call Center services (f)                                                  -               71,672             71,163
Broadcasting services, Mexico City (g)                               38,532               36,252             37,977
Fixed asset acquisitions                                             11,739               23,067             44,800
Acquisition of smart cards                                           10,085               52,117             66,547
Finance costs (Note 11)                                             285,256              213,861             98,472
Management and administrative services                                7,242               20,513             12,946
Maintenance services                                                 12,603               11,244              9,426
Advertising revenue                                                  28,711               31,635                  -
Transmission services, income                                         7,172                6,436              6,907
Other                                                                 7,829                2,222              1,424

(a) The Group has an informal agreement with DTH TechCo Partners, an affiliate of both Televisa and News Corporation, for play-out, uplink and downlink of signals and compression services. Costs for these services are anticipated to be approximately U.S.$9.5 million annually.

(b) The Group purchases the rights to broadcast certain popular channels through affiliates of Televisa and News Corporation. Fees for this programming are based upon the number of subscribers.

(c) The Group purchases, on occasion, the rights to broadcast certain special events programming from Televisa and its affiliates.

(d) The Group purchases advertising time from Televisa on an as needed basis and creative services from DTH TechCo Partners.

(e) Royalties paid to an affiliate of News Corporation consist of license, security and access fees and charges for the use of certain technology. The monthly fees and charges are based on the total number of subscribers, new subscribers during the period and the number of IRD's purchased.

(f) Until June 30, 2001, the Group received call processing services and customer care from an affiliate of Televisa. As described in Note 2.b., the Group purchased the call center operations from Televisa for Ps.24,161. Due to the satellite repointing and price increases, costs during the first six months of 2001 increased significantly.

(g) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

The outstanding balances due to affiliates and other related parties, excluding stockholders' loans and accrued interest, as of December 31, are as follows:

                                                2002                2001
                                                ----                ----
Televisa and subsidiaries (h)               Ps.   377,804      Ps.   304,478
News Corporation and subsidiaries                  55,616             45,148
                                            -------------      -------------

                                            Ps.   433,420      Ps.   349,626
                                            =============      =============

(h) Amount includes the liability for the prepaid advertising to Televisa. On October 31, 2001 and November 15, 2001, the Group entered into one-year advertising agreements with a subsidiary of Televisa for Ps.110 million and Ps.18 million respectively, covering the period January 1, 2002 to December 31, 2002. In December 2002, the Group entered into another one-year advertising agreement amounting to Ps.120 million, covering the period January 1, 2003 to December 31, 2003. The prepaid advertising is amortized as the advertising is aired.

(i) The Company has an informal agreement with Televisa for the purchase of exclusive rights to exhibit and distribute through SKY certain of the professional Mexican Soccer League programming and Mexican Boxing programming during the 2001 through 2003 seasons, as follows:

  - Exclusive transmission rights and local block-out rights over 20% of the professional Mexican Soccer League programming during the summer and winter seasons of 2001 and 2002;

  - Exclusive transmission rights and local block-out rights over 10% of the professional Mexican Soccer League programming during the summer season of 2003; and

  - Exclusive transmission rights to all Mexican Boxing programming during the calendar years 2001 and 2002.

  In consideration for the right to distribute all of the licensed events, the Group will pay to Televisa a total license fee amounting to US$15 million pro rata during the term as follows:

  - US$6 million for all programing to be licensed during 2001;

  - US$6 million for all programing to be licensed during 2002; and

  - The remaining US$3 million for all programing to be licensed thereafter until the end of the summer soccer season for 2003.

NOTE 10 - SENIOR NOTES:

In 1997, the Group concluded an offering of senior debt securities, priced to yield gross proceeds of U.S.$375 million, which mature in April 2007 ("Senior Notes"). The Senior Notes bear interest at a rate of 12 7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. The Senior Notes, which are uncollateralized, unsubordinated indebtedness of the Group, contain certain covenants which, among other things, restrict the ability of the Company and certain subsidiaries to incur or guarantee additional indebtedness, make certain dividend, investment or other restricted payments, issue or sell stock of certain subsidiaries, enter into certain transactions with stockholders or affiliates, create liens, engage in sales-leaseback transactions, sell assets (except IRDs), or with respect to the Group, consolidate, merge, or sell all or substantially all of its assets. The indenture agreement required the Group to purchase and pledge as security for the benefit of the holders of the Senior Notes a portfolio of U.S. Government Securities for a three-year period which ended in March 2000.

NOTE 11 - STOCKHOLDERS' LOANS:

During 1999, the Group's stockholders agreed to make available to the Group up to U.S.$67.5 million in loans and up to U.S.$64.5 million in capital contributions. The loans and capital contributions were based on the monthly funding requirements of the Group, but were not to exceed the above maximums. On May 8, 2000, the Group signed an agreement which establishes that the stockholders would fund, in debt, on a pro rata basis, the amounts required under the Group's approved Business Plan; provided, however, that the aggregate amounts of such debt funding during 2000 would not exceed U.S.$72.2 million. The Group's stockholders' have provided debt funding in excess of the amounts contained in the agreement.

During 2002 and 2001, the Group borrowed a total of U.S.$29.5 million and U.S.$132.8 million, respectively, from its stockholders on a prorata basis. This amount was determined based on its cash flow needs.

Each stockholder loan, plus accrued interest, is payable in full ten years from the date of issuance. The maturity date of any individual loan may be accelerated or otherwise modified including by means of providing for periodic payments of interest or principle upon joint agreement of the stockholders and the Group. Each loan will bear interest at an annual rate of 9%. Interest paid to foreign companies will be net of the 15% withholding tax.

The Company expects that its stockholders will provide, if necessary, up to an aggregate amount of US$25 million to meet the Group's cash requirements during 2003.

The Group has received loans of U.S.$309.9 million as follows:

               Amounts in                 Amounts in
              thousands of               thousands of
                  U.S.                     Mexican
Year            Dollars                     Pesos
----            -------                     -----
1998           $    25,000             Ps.      261,600
1999                41,600                      435,302
2000                81,000                      847,584
2001               132,800                    1,389,619
2002                29,500                      308,688
               -----------             ----------------

               $   309,900             Ps.    3,242,793
               ===========             ================

NOTE 12 - FINANCIAL INSTRUMENTS:

The Group's financial instruments include cash and cash equivalents, trade accounts receivables, trade accounts payable, due to affiliated companies and other related parties, and debt. For cash and cash equivalents, trade accounts receivables, trade accounts payable, and due to affiliated companies and other related parties, the carrying amounts approximate fair value due to the short maturity of these instruments.

The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2002 and 2001 is as follows (amounts in thousands):

                          Carrying value                Fair value
                          --------------                ----------
December 31, 2002         U.S.$  375,000              U.S.$  330,000

December 31, 2001         U.S.$  375,000              U.S.$  360,000

The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

Management is unable to estimate the fair value of the stockholders' loans due to their nature.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system
    (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2003 commitment will approximate U.S.$11 million for royalties, licenses and maintenance of the foregoing systems. In 2002, 2001, and 2000, the Group incurred expenses of US$5.9 million, US$9.7 million and US$8.4 million, respectively.

    The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.3 million per year. The Group incurred expenses of US$3.9 million in 2002 and US$3.8 million in each of 2001 and 2000.

    The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.657.3 million, Ps.650.3 million and Ps.517.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

b. Since January 1st 2002, a 10% excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the Law regarding the excise tax. The respective judgment is pending. Notwithstanding that the Company has filed the aforementioned petition, it is currently paying the corresponding tax as per the provisions of the Legislative Decree.

c. Under Mexican Tax Law, the Company and its subsidiaries, on an individual basis, must pay the higher of the income tax or the assets tax as determined annually. The assets tax is equal to 1.8% of a company's assets less certain liabilities. The Company and most of its subsidiaries were exempt from the assets tax from their formation in 1996 through December 31, 1999.

    Article 5 of the Asset Tax Law specifies that foreign debt is excluded in determining the assets tax. In 2000, the Group filed a declaratory judgement with the Federal Tax Court seeking to be able to deduct foreign debt in calculating the assets tax based on the unconstitutionality of this provision of Article 5 as previously determined by the Supreme Court of Justice. The tax authorities had opposed the Group's declaratory judgement and issued a tax ruling that the Group must exclude foreign debt in determining the assets tax.

    The Group filed a petition challenging the constitutionality of this provision of Article 5 of the Asset Tax Law.

    In order to avoid incurring penalties or interest, the Group paid Ps.$45.2 million in monthly payments during 2002, Ps.43.2 million in March 2002, corresponding to the assets tax due for fiscal year 2001 and Ps.7.5 million for the months of January and February 2003.

    On March 19, 2003, the court issued a favorable ruling allowing to the Group to deduct foreign debt in calculating the assets tax. The Group is analyzing various alternatives available to it in order to recover the total assets tax payments of Ps.95.9 million made to date.

d. The Group entered into two related agreements with CSG Software, Inc. (CSG), on June 12, 2002 under which CSG will provide: a) A non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system, training and support services and, b) consulting services.

    Under the Software License and Service Agreement, the Group must pay US$3.4 million to CSG for a license capacity of up to 1,125,000 subscribers. However, the Group can purchase additional capacity according to the subscriber base growth at an additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which live production of the system begin, the annual cost for these service will be US$585,600. It is possible in accordance with the agreement to use the Kenan system from other DTH platform in case of merger, acquisition or combination of platforms. On December 27, 2002 the Group agreed to remove some applications of the Kenan software, reducing the total license fees in US$500,000. The Group expects that the new SMS will be placed in service in late August 2003.

    Under the Consulting Services agreement, CSG will provide management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently on operation, accordingly with a Implementation Planning and Analysis process
    (IPA), previously agreed with the Group. Total cost of US$4.4 million of these services, will be payable upon completion of certain agreed milestones.

e. On June 2002, the Group executed an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. It has also committed to purchase up to US$10.6 million in advertising from TV Azteca over three years and received rights to broadcast certain soccer matches and an option for exclusive broadcast rights after 2004. Prior to May 1, 2002, the Group was permitted to rebroadcast these channels at no cost.

NOTE 14 - CAPITAL STOCK:

The capital stock as of December 31, 2002 and 2001, is represented by three partnership interests of unequal value, distributed as follows:

Partnership
 interest       Subseries              Amount
 --------       ---------              ------
     1             A-1             Ps.  1,147,870
     1             B-1                    573,935
     1             B-2                    191,311

Series "A" is composed of a partnership interest initially representing 60% of the total capital stock. The Series "A" partnership interest may be subscribed to only by persons of Mexican nationality.

Series "B" is composed of a partnership interest initially representing 40% of the total capital stock. The Series "B" partnership interest is unrestricted as to ownership and therefore, may be acquired by Mexican investors and foreign natural and legal persons or by persons, companies or entities that are included in Article 2, Section III of the Foreign Investments Law.

During 1999, the Group received cash contributions of U.S.$29.4 million, U.S.$14.7 million and U.S.$4.9 million from Televisa, News Corporation and LMI, respectively.

Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (CUFIN). A 34% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by the 1.5152 factor. The applicable tax since 2003 will be payable by the Group, and it may be credited against income tax the Group is subject to in the fiscal year that the Group pay the dividends or in the subsequent two fiscal years. Dividends paid will not be subject to any tax withholding.

The ability of the Group to declare dividends is restricted by the Senior Note indenture.

NOTE 15 - TRANSPONDERS SERVICES AND REORIENTATION COSTS:

During 2000, the Group recognized a nonrecurring charge of Ps.430,916 relating to the redundant use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational, and for the increased costs to re-orientate customers' antennas to PAS-9 in a short period of time. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.30,776 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.14,182, was offset by the reversal of unutilized amounts raised in 2000 amounting to Ps.19,025, and reflected as a nonrecurring charge of Ps.25,933 in 2002.

NOTE 16 - RESTRUCTURING CHARGES:

The restructuring charges in 2002 and 2001 consisted of severance costs in connection with employee terminations.

NOTE 17 - ACCUMULATED LOSSES:

Under Mexican Corporate Law, interested third parties can request the dissolution of the Group if accumulated losses exceed two-thirds of capital stock. At December 31, 2002, the Group's accumulated losses exceeded its capital stock. Although the Group believes it is unlikely such action will occur, the Group, obtained from Televisa and News Corporation, a commitment to provide financial support to the Group for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

The recoverability of the Group's investment in DTH infrastructure and product development is dependent upon future events, including, but not limited to, the stability of the Mexican economic environment, obtaining adequate financing for the Group's development program, the continued operation of satellites owned by third parties, the competitive and market environment for pay television services in Mexico, and the achievement of a level of operating revenues that is sufficient to support the Group's cost structure.

NOTE 18 - PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

The Group expects to incur tax losses during the next several years. Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

At December 31, 2002, the Group had total tax loss carryforwards of Ps.7,217,541, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

 Year of
expiration               Amount
----------               ------
   2003              Ps.           5
   2004                            4
   2005                            8
   2006                      317,041
   2007                    1,231,387
   2008                    1,885,634
   2009                      673,364
   2010                      899,542
   2011                      703,156
   2012                    1,507,400
                     ---------------

                     Ps.   7,217,541
                     ===============

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                       2002               2001                2000
                                                       ----               ----                ----
Tax at the statutory rate 35% on loss
before taxes                                     (Ps.   592,667)    (Ps.    127,106)    (Ps.   650,485)
Differences in restatement                               89,834             (15,313)             8,853
Valuation allowance                                     581,927             302,962            414,150
Differences between tax and financial
accounting for cost of sales and purchases                    -                   -              2,786
Deferred advertising                                    (13,327)             (9,906)            (1,108)
Depreciation and amortization                           (43,071)             21,820              2,010
Debt issuance costs                                       3,490               3,689              3,852
Provisions                                              (11,065)           (159,283)           219,308
Deferred income                                          (7,316)            (10,729)             2,711
Other                                                    (7,805)             (6,134)            (2,077)
                                                  -------------      --------------      -------------

Provision for income tax                                      -                   -                  -
Assets tax                                              (75,530)            (46,283)              (130)
                                                  -------------      --------------      -------------

Total                                            (Ps.    75,530)    (Ps.     46,283)    (Ps.       130)
                                                  =============      ==============      =============

Deferred taxes at December 31, 2002 and 2001, were generated by the following temporary differences and tax loss carryforwards:

                                            2002                  2001
                                            ----                  ----
Prepaid expenses                     (Ps.      13,286)     (Ps.      10,319)
Property and equipment                        126,467               174,497
Other deferred costs                           36,733                29,441
Debt issuance costs                           (25,082)              (31,910)
Deferred income                                37,218                37,961
Accrued expenses                              162,000                62,483
Satellite transponders, net                    61,424                49,990
Tax loss carryforwards                      2,453,964             1,998,485
                                     ----------------       ---------------

                                            2,839,438             2,310,628

Valuation allowance                        (2,839,438)           (2,310,628)
                                     -----------------      ---------------

Deferred income tax                  Ps.   -                Ps.  -
                                     ================       ===============

Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2002 and 2001.

Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years.

The Group is also included in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining its income taxes and assets tax. Beginning January 1, 1999, 60% of the tax profit or loss obtained by the Group will be consolidated with the tax profit or loss of Televisa to the extent of Televisa's percentage ownership of the Group. Through December 31, 1998, Televisa recognized the total taxable loss of the Group to the extent of its percentage ownership.

The Group entered into a tax sharing agreement with Televisa under which the Group will, during the periods that the Group is a part of Televisa's consolidated tax group, pay Televisa the amount of income and asset taxes that Televisa is required to pay on behalf of the Group. No such amount will be payable until the Group's profit exceeds its tax loss carryforwards. Conversely, Televisa shall pay to the Group the portion of any tax refund allocable to the Group.

NOTE 19 - COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2002, 2001 and 2000, was as follows:

                                                                 2002               2001                2000
                                                                 ----               ----                ----
Loss per statements of loss                               (Ps.   1,768,863)    (Ps.   409,445)   (Ps.    1,858,659)
Result from holding non-monetary assets
for the year                                                       164,263           (128,496)             (26,665)
Supplementary liability for labor obligations                         (119)               (15)                   -
                                                           ---------------      -------------     ----------------

Comprehensive loss for the year                           (Ps.   1,604,719)    (Ps.   537,956)   (Ps.    1,885,324)
                                                           ===============      =============     ================

NOTE 20 - FOREIGN CURRENCY POSITION:

a. The foreign currency position of monetary items of the Group at December 31, 2002 and 2001, were as follows:

    2002:

                        Foreign currency                Year-end          Mexican pesos
Currency               amounts (thousands)            Exchange rate        (thousands)
--------               -------------------            -------------        -----------
Assets:
U.S. Dollars                  21,391                     10.464           Ps.   223,835

Liabilities:
U.S. Dollars                 935,999                     10.464               9,794,294

2001:

                        Foreign currency                Year-end          Mexican pesos
Currency               amounts (thousands)            Exchange rate        (thousands)
--------               -------------------            -------------        -----------
Assets:
U.S. Dollars                  70,640                      9.178           Ps.   648,334

Liabilities:
U.S. Dollars                 880,499                      9.178               8,081,220

b. The foreign currency position of non-monetary items of the Group at December 31, 2002 and 2001, were as follows:

    2002:

                                 Foreign currency                Year-end            Mexican pesos
Currency                        amounts (thousands)            Exchange rate          (thousands)
--------                        -------------------            -------------          -----------
Property and equipment:
U.S. Dollars                          35,562                      10.464             Ps.   372,121
Pounds Sterling                        7,521                      17.00                    127,857
Satellite transponders:
U.S. Dollars                         134,223                      10.464                 1,404,509

2001:

                                 Foreign currency                Year-end            Mexican Pesos
Currency                        amounts (thousands)            exchange rate          (thousands)
--------                        -------------------            -------------          -----------
Property and equipment:
U.S. Dollars                          36,651                       9.178             Ps.   336,383
Pounds Sterling                        5,969                      13.560                    80,940

Satellite transponders:
U.S. Dollars                         134,223                       9.178                 1,231,899

c. Transactions during 2002, 2001 and 2000 in foreign currencies included in the consolidated statements of loss were as follows:

    2002:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         --------------
Interest income                 U.S. Dollars                     74       10.464          Ps.        774
Costs and expenses:
Transponder expense             U.S. Dollars                 11,941       10.464                 124,951
Broadcasting                    U.S. Dollars                 12,663       10.464                 132,506
Programming                     U.S. Dollars                 58,800       10.464                 615,283
Royalty fees                    Pounds Sterling                 652       17.00                   11,084
Royalty fees                    U.S. Dollars                  3,605       10.464                  37,723
Other expenses                  U.S. Dollars                  3,552       10.464                  37,168
Interest expense                U.S. Dollars                 79,974       10.464                 836,848

2001:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         ---------------
Interest income                 U.S. Dollars                    235        9.178          Ps.      2,157
Costs and expenses:
Transponder expense             U.S. Dollars                 22,527        9.178                 206,753
Broadcasting                    U.S. Dollars                 13,581        9.178                 124,646
Programming                     U.S. Dollars                 59,281        9.178                 544,081
Royalty fees                    Pounds Sterling               2,177       13.560                  29,520
Royalty fees                    U.S. Dollars                  6,481        9.178                  59,483
Other expenses                  U.S. Dollars                  8,593        9.178                  78,867
Interest expense                U.S. Dollars                 72,052        9.178                 661,293

2000:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         ---------------
Interest income                 U.S. Dollars                    779        9.610          Ps.      7,486
Costs and expenses:
Transponder expense             U.S. Dollars                 23,835        9.610                 229,054
Inventory                       U.S. Dollars                 30,612        9.610                 294,181
Broadcasting                    U.S. Dollars                  9,000        9.610                  86,490
Programming                     U.S. Dollars                 47,500        9.610                 456,475
Royalty fees                    Pounds Sterling               2,063       14.588                  30,095
Royalty fees                    U.S. Dollars                  3,794        9.610                  36,460
Other expenses                  U.S. Dollars                  9,467        9.610                  90,978
Interest expense                U.S. Dollars                 54,452        9.610                 523,284

(1) For reference purposes only. Does not indicate the actual amounts presented in the consolidated statement of loss.

Paragraphs b) and c) are disclosed in accordance with the Fourth Amendment to Bulletin B-10 issued by the MIPA, which also provides that liabilities denominated in a foreign currency are translated using exchange rates in effect at the balance sheet date.

As of December 31, 2002 and 2001, the exchange rate between the Mexican Peso and the U.S. Dollar was Ps.10.464 and Ps.9.178 per U.S. dollar, respectively, which represents the interbank free market exchange rate as of those dates as published by Banco de Mexico, S.A. As of

                                      F-95
6

January 31, 2003, the exchange rate was Ps.10.864 per U.S. dollar, which represents the interbank free market exchange rate as of that date as published by Banco de Mexico, S.A.

NOTE 21 - DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Group's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP.

The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Modified Fifth Amendment to Bulletin B-10 for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent currency requirement of Regulation S-X of the Securities and Exchange Commission ("SEC").

The reconciliation to U.S. GAAP does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP that affect net loss and total stockholders' deficit are described below:

Deferred preoperating expenses and advertising costs

Under Mexican GAAP, it is acceptable to defer certain preoperating expenses and advertising costs and amortize these expenses over the life of the expected benefit. Under U.S. GAAP, these items are expensed as incurred.

Solidaridad 2 and satellite reorientation costs

Under Mexican GAAP, the Group recognized a non-recurring loss of Ps.430,916 during the year ended December 31, 2000 for the redundent use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational and for the increased costs to reorientate customer's antennas to PAS-9 in a short period of time.

Under U.S. GAAP, the Group continued to use the Solidaridad 2 satellite to provide services to its customers through the termination of the Solidaridad 2 agreement. Accordingly, the monthly payments cannot be recognized as a one time loss, and the Group must continue using the straight-line method in accounting for the agreement. The Group discontinued the use of Solidaridad 2 satellite on March 31, 2002. The satellite reorientation costs are expensed as incurred as a part of operating expenses.

Maintenance reserve and smart cards replacement

Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

Capitalization of financing costs

Mexican GAAP allows, but does not require, capitalization of integral financing costs attributable to acquired assets during installation and preoperating expenses. In 1996, the Group capitalized integral financing costs attributable to those assets. Capitalized integral financing costs include interest expense, gains from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction and installation of qualifying assets. In an inflationary economy, such as Mexico's, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses or the capitalization of financing costs on deferred expenses.

No interest costs were capitalized for the years ended December 31, 2002, 2001 and 2000.

Restatement of property and equipment

Effective January 1, 1997, the Group adopted the Fifth Amendment to Bulletin B-10 which eliminated the use of replacement costs for the restatement of property and equipment and instead, included an option of using the Specific Index for the restatement of equipment of non-Mexican origin. The Group has elected to apply the Specific Index option for determining the restated balances of equipment of non-Mexican origin under Mexican GAAP. For U.S. GAAP purposes, the use of an index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant currency.

Restructuring charges

In 2002 and 2001, the Group provided for restructuring costs related to expected employee terminations. Under Mexican GAAP, these costs are recorded as other expenses. For U.S. GAAP purposes, these costs have been expensed as incurred and classified in operating expenses.

Revenue recognition

In prior years, under Mexican GAAP, concession fees paid to the Mexican Government and to the actors and artists guild were recorded against revenues. From January 1, 2002, these fees are recorded in cost of sales, consistent with the accounting treatment under US GAAP. Revenues under Mexican GAAP for the years ended December 31, 2001 and 2000 have been restated to conform with classification in the current year. Accordingly, the accompanying condensed consolidated statement of loss contains no adjustment in respect of the classification of such expenses.

Through September 30, 2000, the Group sold and transferred title to the DTH antenna, LNB and accessories to wholesale and other distributors who then re-sold the units to the subscriber. Revenue was recognized upon the sale of the unit to the distributor.

Effective October 1, 2000, the Group began providing the antenna, LNB and accessories to new subscribers, together with the IRD, for a set monthly rental fee, retaining title and ownership of all the equipment. From that date, the Group also uses intermediate parties to perform certain customer acquisition and installation services on its behalf. Under Mexican GAAP, the Group records as revenue amounts received from these intermediate parties. Under US GAAP, the Group follows the guidance of Emerging Issues Task Force Summary No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", pursuant to which it has determined that it serves as principal in these transactions and that it should record as revenue amounts billed to the subscriber, as ultimate customer. The accompanying condensed consolidated statement of loss under US GAAP for the year ended December 31, 2002 therefore includes an adjustment to reflect as revenue the amounts billed to subscribers and not the amounts received from intermediate parties. The adjustments for the year ended December 31, 2001 and 2000 were not material.

In addition, under Mexican GAAP, initial non-refundable subscription fees are recognized upon activation of the new subscriber's DTH services. Under US GAAP, initial non-refundable subscription fees are recognized over the period that a new subscriber is expected to remain a customer (2002 and 2001 estimated to be 3 years). Customer acquisition costs directly attributable to the income are recognized over the same period under US GAAP. Those customer acquisition costs in excess of the initial non-refundable subscription fee revenues, are expensed as incurred.

Initial non-refundable subscription fees for the year ended December 31, 2002 amounted to Ps.144.9 million (Ps.165.8 million in 2001). Under US GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.195.0 million were recorded as of December 31, 2002 (Ps.135.9 million in 2001). In addition, customer acquisition costs which are expensed immediately under Mexican GAAP, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2002, deferred costs under US GAAP also amounted to Ps.195.0 million (Ps.135.9 million in 2001). Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.78.5 million (Ps.30.0 million in 2001). Deferred initial non-refundable subscription fee revenues and customer acquisition costs as of and for the year ended December 31, 2000 were not material.

The net impact on both operating loss and net loss of these US GAAP adjustments is nil in 2002, 2001 and 2000.

Deferred income taxes

Under Mexican GAAP, the Group follows the guidelines of amended Bulletin D-4 in accounting for income taxes. Bulletin D-4 is similar to U.S. GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes", in many respects.

SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets including benefits from tax loss carryforwards are recognized to the extent their realization is more likely than not.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2002 and 2001, are as follows:

                                                   2002                  2001
                                                   ----                  ----
Deferred income tax liabilities:
Current:
Prepaid expenses and other                  (Ps.      79,601)     (Ps.      10,319)
                                             ----------------      ---------------

Total current                                        (79,601)              (10,319)

Non-current:
Debt issuance costs                                  (25,082)              (31,910)
                                            -----------------      ---------------

Total deferred income tax liabilities               (104,683)              (42,229)
                                            -----------------      ---------------

Deferred income tax assets:
Current:
Satellite transponders, net                           71,576                49,990
Accrued expenses                                     157,932                40,730
Deferred income                                      103,533                37,961
                                            ----------------       ---------------

Total current                                        333,041               128,681

Non-current:
Other deferred costs                                  36,733                29,441
Property and equipment                               101,635               174,497
Tax loss carryforwards                             2,453,964             1,998,498
                                            ----------------       ---------------

Total deferred income tax assets                   2,925,373             2,331,117

Less: Valuation allowance                         (2,820,690)           (2,288,888)
                                            -----------------      ---------------

Net deferred income tax assets                       104,683                42,229
                                            ----------------       ---------------

Deferred income taxes                        Ps.           -       Ps.           -
                                            ================       ===============

In conformity with the Income Tax Law, the Group restates the tax basis of preoperating expenses and property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

Summary

Net loss for the years ended December 31, 2002, 2001 and 2000, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                     2002                2001               2000
                                                     ----                ----               ----
Net loss as reported under Mexican GAAP         (Ps. 1,768,863)      (Ps. 409,445)     (Ps. 1,858,659)
Deferred preoperating expenses                               -             46,667              50,958
Solidaridad 2 costs                                          -           (264,086)            264,086
Satellite reorientation costs                          (32,314)          (252,584)             89,594
Maintenance reserve                                      7,082             (6,535)              3,798
Smartcards replacement                                       -            (32,648)             32,648
Capitalization of financing costs                            -              1,850               1,221
Restatement  of property and equipment                    (992)           (18,592)              7,898
Restructuring charge                                    (4,714)             4,714                   -
                                                 -------------        -----------       -------------

Net loss in accordance with U.S. GAAP           (Ps. 1,799,801)      (Ps. 930,659)     (Ps. 1,408,456)
                                                 =============        ===========       =============

Stockholders' deficit as of December 31, 2002 and 2001, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                        2002                  2001
                                                        ----                  ----
Total stockholders' deficit under Mexican GAAP   (Ps.   6,905,899)     (Ps.   5,301,180)
U.S. GAAP adjustments:
Satellite reorientation costs                                   -                51,881
Maintenance reserve                                        11,967                 4,884
Restatement of property and equipment                      43,179               188,868
Restructuring charge                                            -                 4,714
                                                  ---------------       ---------------

Total U.S. GAAP adjustments                                55,146               250,347
                                                  ---------------       ---------------

Total stockholders' deficit under U.S. GAAP      (Ps.   6,850,753)     (Ps.   5,050,833)
                                                  ===============       ===============

A summary of the Group's statement of changes in stockholders' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2000                      (Ps.   4,120,159)
Supplementary liability for labor obligations                  (15)
Net loss for the year                                     (930,659)
                                                   ---------------

Balance at December 31, 2001                            (5,050,833)
Supplementary liability for labor obligations                 (119)
Net loss for the year                                   (1,799,801)
                                                   ---------------

Balance at December 31, 2002                      (Ps.   6,850,753)
                                                   ===============

A summary of the Group's stockholders' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                               2002                  2001
                                                               ----                  ----
Capital stock                                            Ps.   1,913,116        Ps.   1,913,116
Accumulated losses                                            (8,775,571)            (6,975,770)
Other comprehensive income:
        Excess from restatement                                   11,836                 11,836
        Supplementary liability for labor obligations               (134)                   (15)
                                                         ---------------        ---------------

Total stockholders' deficit under U.S. GAAP             (Ps.   6,850,753)      (Ps.   5,050,833)
                                                         ===============       ================

Included below are condensed consolidated financial statements of the Group as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, after giving effect to the U.S. GAAP adjustments.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2002)

                                                                        December 31,
                                                                        -----------
                                                                 2002                  2001
                                                                 ----                  ----
ASSETS
Current assets:
Cash and cash equivalents                                  Ps.      266,631      Ps.       45,180
Trade accounts receivables, net                                     103,782               128,123
Prepaid expenses and other                                          122,035               197,731
Other current assets                                                 58,265                62,992
                                                           ----------------      ----------------

Total current assets                                                550,713               434,026

Property and equipment, net                                       1,617,943             2,044,714
Satellite transponders, net                                       1,211,138             1,311,776
Deferred costs, net                                                 277,442               197,391
Intangible and other assets, net                                     22,530               111,232
                                                           ----------------      ----------------

Total assets                                               Ps.    3,679,766      Ps.    4,099,139
                                                           ================      ================

LIABILITIES
Current liabilities:
Trade accounts payable                                     Ps.       99,585      Ps.       85,956
Accrued expenses                                                    256,531               289,254
Satellite transponders obligation                                    52,812                44,085
Due to affiliated companies and other related parties               433,420               349,626
Other current liabilities                                           468,905               270,695
                                                           ----------------      ----------------

Total current liabilities                                         1,311,253             1,039,616

Non-current liabilities:
Senior notes                                                      3,924,000             3,637,930
Stockholder's loans                                               3,242,793             2,720,201
Satellite transponders obligation                                 1,368,843             1,314,192
Other non-current liabilities                                       683,630               438,033
                                                           ----------------      ----------------

Total liabilities                                                10,530,519             9,149,972
                                                           ----------------      ----------------

Commitments and contingencies                                    -                    -
Stockholders' deficit                                            (6,850,753)           (5,050,833)
                                                           ----------------      ----------------

Total liabilities and stockholders' deficit                Ps.    3,679,766      Ps.    4,099,139
                                                           ================      ================

CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2002)

                                                           Years ended December 31,
                                                           ------------------------
                                               2002                  2001                   2000
                                               ----                  ----                   ----
Revenues from programming services       Ps.   1,904,516       Ps.   1,998,665        Ps.   1,716,179
Revenues from rental of IRDs                     804,826               515,358                381,321
Other revenues                                   606,634               626,973                462,002
                                         ---------------       ---------------        ---------------

Net revenues                                   3,315,976             3,140,996              2,559,502

Operating expenses:
Cost of sales - programming services             557,832               780,028                624,543
Cost of sales - other                            388,033               560,745                799,972
Administrative expenses                          132,683               445,195                330,392
Selling expenses                                 832,751               858,242                816,414
Other operating expenses                         555,078               369,695                254,671
Depreciation and amortization                    926,070               918,410                784,503
                                         ---------------       ---------------        ---------------

Total operating expenses                       3,392,447             3,932,315              3,610,495
                                         ---------------       ---------------        ---------------

Operating loss                                   (76,471)             (791,319)            (1,050,993)

Integral results of financing                 (1,647,800)              (93,057)              (357,332)
                                         ---------------       ---------------        ---------------

Loss before tax                               (1,724,271)             (884,376)            (1,408,325)

Provision for income and assets taxes            (75,530)              (46,283)                  (131)
                                         ---------------       ---------------        ---------------

Net loss                                (Ps.   1,799,801)     (Ps.     930,659)      (Ps.   1,408,456)
                                         ===============       ===============        ===============

Cash Flows

Mexican GAAP Bulletin B-12, specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flow for the years ended December 31, 2002, 2001 and 2000, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2002, purchasing power.

                                                               2002                      2001                      2000
                                                         ----------------           ---------------          ----------------
Operating activities:
Net loss                                                 (Ps.   1,799,801)          (Ps.    930,659)         (Ps.   1,408,456)
Adjustments to reconcile net (loss)
to cash flows (used in)
operating activities:
Gain from monetary position                                      (498,615)                 (432,168)                 (495,772)
Unrealized exchange losses (gains)                              1,022,900                  (303,104)                   84,403
Allowance for doubtful accounts                                   110,827                   174,058                    37,893
Depreciation and amortization                                     926,070                   918,410                   773,046
Impairment of fixed assets                                         30,776                  -                           11,458
Other                                                            -                           37,563                  -

Changes in operating assets and liabilities:
Assets                                                           (116,385)                 (249,798)                 (132,912)
Liabilities                                                       629,954                   247,065                   395,889
                                                         ----------------           ---------------          ----------------

Cash flows provided by (used in)
 operating activities                                             305,726                  (538,633)                 (734,451)
                                                         ----------------           ---------------          ----------------

Financing activities:
Stockholders' loans                                               308,688                 1,288,311                   858,982
Satellite transponders obligation                                 (45,089)                  (29,909)                  -
                                                         ----------------           ---------------          ----------------

Cash flows provided by financing
activities                                                        263,599                 1,258,402                   858,982
                                                         ----------------           ---------------          ----------------

Investing activities:
Investment in property and equipment                             (337,081)                 (719,889)                 (643,468)
Sale of restricted investments                                   -                         -                          277,197
                                                         ----------------           ---------------          ----------------

Cash flows (used in) investing activities                        (337,081)                 (719,889)                 (366,271)
                                                         ----------------           ---------------          ----------------

Effects of inflation                                              (10,793)                   (3,612)                  (20,962)
                                                         ----------------           ---------------          ----------------

Increase (decrease) in cash and cash
equivalents                                                       221,451                    (3,732)                 (262,702)

Cash and cash equivalents, beginning
of period                                                          45,180                    48,912                   311,614
                                                         ----------------           ---------------          ----------------

Cash and cash equivalents, end of period                  Ps.     266,631            Ps.     45,180           Ps.      48,912
                                                         ================           ===============          ================

                                                               2002                      2001                      2000
                                                         ----------------           ---------------          ----------------
Interest and taxes paid:
Interest paid                                            Ps.      495,124           Ps.     510,433          Ps.      617,178
Income and asset taxes paid                                        88,868                       129                        48

Non-cash Investing and Financing Activities

Capital lease obligation of U.S.$133.9 million (Ps.1,432.6 million) was incurred when the Group entered into agreements with PanAmSat for the use of 12 KU-band transponders on the PAS-9 satellite in September 2000.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligation" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Group is required to adopt SFAS 143 effective January 1, 2003. The Group does not expect that the adoption of FAS 143 will have a material impact on its results of operations and financial position.

In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Group is currently evaluating the impact that the adoption of SFAS 145 will have on its results of operations and financial position. However, the Group does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exist costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exist or disposal activities initiated after December 31, 2002. The Group is currently evaluating the impact that the adoption of SFAS 146 will have on its results of operations and financial position. However, the Group does not believe that the adoption of SFAS 146 will have a material impact on its results of operations and financial position.