Form 20-F/A
period 2002-12-31
GRUPO TELEVISA S A
filed 2004-03-03
CIK 912892

=============================================================================


              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 20-F/A

                             (AMENDMENT NO. 1)

     |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 OR

          |X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
                            DECEMBER 31, 2002

                                    OR

        |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD
                  FROM _______________ TO _______________

                       COMMISSION FILE NUMBER 1-12610

                             ------------------

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

                             ------------------

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

      Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act:

                                   None.

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

                           4,479,799,524 A Shares
                           2,184,297,425 L Shares
                           2,184,297,425 D Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No
|_|

     Indicate by check which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

==============================================================================

                             TABLE OF CONTENTS

                                                                       PAGE

Explanatory Note.......................................................... 1

                                  PART IV

Item 18.     Financial Statements..........................................1
Item 19.     Exhibits......................................................1

EXPLANATORY NOTE

     This Amendment No. 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on June 30, 2003 is being filed to provide separate audited consolidated financial statements of Sky Multi-Country Partners, or MCOP, a U.S. partnership in which we indirectly hold a 30% interest, for the years ended December 31, 2002 and 2001 as required by Rule 3-09 of Regulation S-X. As described in our Annual Report on Form 20-F filed with the SEC on June 30, 2003, one of our venture partners in MCOP had informed us that it did not agree with certain accounting estimates required by the auditors for the preparation of stand-alone financial statements for MCOP under U.S. GAAP. These audited consolidated financial statements are now available and, accordingly, are being filed as part of this amendment.

     This amendment consists solely of a cover page, this explanatory note, the information required by "Item 18 -- Financial Statements" and "Item 19 -- Exhibits", a signature page and the prinicipal executive officer and principal financial officer certifications required to be included in this amendment. In accordance with Rule 12b-15 promulgated pursuant to Securities Exchange Act of 1934, the complete text of "Item 18 -- Financial Statements" and "Item 19 -- Exhibits", each as amended, are included in this amendment. However, with respect to the financial statements and financial schedules included in "Item 18 -- Financial Statements", other than the inclusion of the audited consolidated financial statements of MCOP and the Report of Independent Certified Public Accountants of MCOP and the Independent Auditors' Report of Sky Colombia S.A. relating to the audited consolidated financial statements, no changes have been made.

                                  PART IV

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-99 to our Annual Report on Form 20-F filed with the SEC on June 30, 2003, which are incorporated herein by reference.

     The following audited consolidated financial statements of MCOP and the Report of Independent Certified Public Accountants of MCOP and the Independent Auditors' Report of Sky Colombia S.A. relating to the audited consolidated financial statements are being filed pursuant to Rule 3-09 of Regulation S-X as part of this amendment:

               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                         SKY MULTI-COUNTRY PARTNERS

                                                                       PAGE
                                                                       ----

Report of Independent Certified Public Accountants of
     Sky Multi-Country Partners.......................................F-100

Independent Auditors' Report of Sky Colombia S.A......................F-101

Consolidated Balance Sheets as of December 31, 2002 and 2001..........F-102

Consolidated Statements of Operations and Comprehensive Loss
     for the Years Ended December 31, 2002, 2001 and 2000.............F-103

Consolidated Statements of Partners' Deficit for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-104

Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-105

Notes to Consolidated Financial Statements for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-107


ITEM 19.  EXHIBITS

     Documents filed as exhibits to this amendment appear on the following page.

     (a) Exhibits.


                               EXHIBIT INDEX

    EXHIBIT
    -------
    NUMBER                        DESCRIPTION OF EXHIBITS
    ------                        -----------------------

       1.1-- English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2003 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002 (the "2002 Form 20-F") and incorporated herein by reference).

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

       2.11-- Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary, and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form F-6 (File number 333-99195) (the "Form F-6") and incorporated herein by reference).

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

       4.10-- English translation of a summary of the provisions of Letter Agreement between the Registrant and Grupo Televicentro, S.A. de C.V., dated as of December 10, 1993 (previously filed with the Securities and Exchange Commission as an Exhibit to the Form F-3 and incorporated herein by reference).

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

       8.1-- List of Subsidiaries of Registrant (previously filed with the Securities and Exchange Commission as Exhibit 8.1 to the 2002 Form 20-F and incorporated herein by reference).

       12.1-- Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

       12.2-- Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

       13.1-- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

       13.2-- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     (b) Financial Statement Schedules

     All financial statement schedules relating to the Registrant are omitted because they are not required or because the required information, if material, is contained in the audited year-end financial statements or notes thereto.

                                 SIGNATURE

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Date:  March 3, 2004                  GRUPO TELEVISA, S.A.


                                      By:  /s/ RAFAEL CARABIAS PRINCIPE
                                         -------------------------------
                                      Name:   Rafael Carabias Principe
                                      Title:  Vice President of Administration

                                      By:  /s/ JORGE LUTTEROTH ECHEGOYEN
                                         -------------------------------
                                      Name:   Jorge Lutteroth Echegoyen
                                      Title:  Controller and Vice President

               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

                         SKY MULTI-COUNTRY PARTNERS

                                                                       PAGE
                                                                       ----

Report of Independent Certified Public Accountants of
     Sky Multi-Country Partners.......................................F-100

Independent Auditors' Report of Sky Colombia S.A......................F-101

Consolidated Balance Sheets as of December 31, 2002 and 2001..........F-102

Consolidated Statements of Operations and Comprehensive Loss
     for the Years Ended December 31, 2002, 2001 and 2000.............F-103

Consolidated Statements of Partners' Deficit for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-104

Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-105

Notes to Consolidated Financial Statements for the Years Ended
     December 31, 2002, 2001 and 2000.................................F-107

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Sky Multi-Country Partners

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of partners' deficit and of cash flows present fairly, in all material respects, the financial position of Sky Multi-Country Partners and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of
America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sky Colombia S.A., a majority owned subsidiary, which statements reflect total assets of 24% and 21% of the related consolidated totals as of December 31, 2002 and 2001, and total revenues of 15%, 11%, and 30% of the related consolidated totals for each of the three years in the period ended December 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sky Colombia S.A., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, since inception, the Partnership has incurred significant operating losses and generated negative cash flows from operating activities, and at December 31, 2002 has negative working capital and a partners' deficit of approximately $317.0 million and $299.0 million, respectively. Further, the partners have not renewed their written commitment to the Partnership to provide the necessary financial support to fund future operations and meet the Partnership's liquidity needs. These matters raise substantial doubt about the Partnership's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note
2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sky Multi-Country Partners is a member of a group of affiliated companies and, as disclosed in Note 4 to the consolidated financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PRICEWATERHOUSECOOPERS LLP



December 26, 2003

                        INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sky Colombia S.A.

We have audited the accompanying balance sheets of Sky Colombia S.A. as of December 31, 2002 and 2001, and the related statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and shareholders' deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE

December 26, 2003


                                           SKY MULTI-COUNTRY PARTNERS

                                           CONSOLIDATED BALANCE SHEETS
                                        AS OF DECEMBER 31, 2002 AND 2001
                                        (IN THOUSANDS OF U.S. DOLLARS)


                                                                                          2002             2001
                                                                                    ---------------- ---------------
ASSETS
Current assets:
    Cash and cash equivalents...................................................        $      358        $   2,173
    Trade accounts receivable, net of allowance for doubtful accounts of
        $2,981 and $3,597.......................................................
                                                                                             3,807            7,577
    Value added tax credits.....................................................               599            3,416
    Deferred marketing and installation costs, current portion..................             1,478            5,403
    Prepaid expenses and other current assets...................................             1,870            4,651
                                                                                    ---------------- ---------------
         Total current assets...................................................             8,112           23,220
Property and equipment, net.....................................................            20,965           42,847
Deferred marketing and installation costs, net of current portion...............               216            2,948
Other assets....................................................................               217              314
                                                                                    ---------------- ---------------
                                                                                         $  29,510        $  69,329
                                                                                    ================ ===============
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
    Current portion of long term debt and capital lease obligations.............          $257,124       $    8,593
    Accounts payable and accrued liabilities....................................            26,381           30,761
    Deferred revenue, current portion...........................................             4,191            8,599
    Due to related parties......................................................            37,366           21,566
                                                                                    ---------------- ---------------
         Total current liabilities..............................................           325,062           69,519
Long term debt and capital lease obligations....................................               813          261,278
Deferred revenue, net of current portion........................................               285            3,327
Other liabilities...............................................................             1,909            2,131
                                                                                    ---------------- ---------------
         Total liabilities......................................................           328,069          336,255
                                                                                    ---------------- ---------------
Commitments and contingencies (Note 8)
Partners' deficit...............................................................          (298,559)        (266,926)
                                                                                    ---------------- ---------------
                                                                                         $  29,510        $  69,329
                                                                                    ================ ===============





                 The accompanying notes are an integral part of these consolidated financial statements.


                                             SKY MULTI-COUNTRY PARTNERS

                            CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                           (IN THOUSANDS OF U.S. DOLLARS)

                                                                         2002            2001             2000
                                                                    --------------- ---------------- ---------------
Revenue..........................................................    $    55,784      $    80,022    $     43,134
                                                                    --------------- ---------------- ---------------
Direct costs:
  Programming, including $5,820, $5,955 and $5,848 of
    charges from affiliates in 2002, 2001 and 2000...............         31,061           49,619          32,285
  Transmission and satellite, including $23,116, $24,501
    and $26,174 of charges from affiliates in 2002, 2001
    and 2000.....................................................         26,465           32,490          33,545
  Depreciation and amortization..................................         12,995           32,516          27,045
  Other..........................................................         13,449           27,238           5,723
                                                                    --------------- ---------------- ---------------
                                                                          83,970          141,863          98,598
Selling, general and administrative expenses, including
  $4,646, $3,909, and $4,158 of charges from affiliate in
  2002, 2001 and 2000............................................         23,371           70,941          38,161
Impairment charge and write down of assets to estimated net
  realizable value...............................................              -          237,838               -
                                                                    --------------- ---------------- ---------------
         Total costs and expenses................................        107,341          450,642         136,759
                                                                    --------------- ---------------- ---------------
         Operating loss..........................................        (51,557)        (370,620)        (93,625)
Other income (expense):
   Interest income...............................................             75              234             603
   Interest expense..............................................        (25,056)         (26,684)        (28,468)
   Other, net....................................................        (23,660)          (3,094)         (4,262)
                                                                    --------------- ---------------- ---------------
         Loss before income taxes and minority interest..........       (100,198)        (400,164)       (125,752)
Income tax provision.............................................           (430)            (516)           (396)
                                                                    --------------- ---------------- ---------------
         Loss before minority interest...........................       (100,628)        (400,680)       (126,148)
Minority interest in losses of consolidated subsidiaries.........              -                -           3,401
                                                                    --------------- ---------------- ---------------
         Net loss................................................       (100,628)        (400,680)       (122,747)
Other comprehensive income (loss)................................         19,645          (23,265)         (2,711)
                                                                    --------------- ---------------- ---------------
Total comprehensive loss.........................................      $ (80,983)       $(423,945)   $   (125,458)
                                                                    =============== ================ ===============






                 The accompanying notes are an integral part of these consolidated financial statements.



                                                     SKY MULTI-COUNTRY PARTNERS

                                            CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                                   (IN THOUSANDS OF U.S. DOLLARS)

                                                                                                 LIBERTY
                                                                                TELEVISA          MULTI-
                                                                                  MCOP           COUNTRY
                                                                                HOLDINGS,          DTH,
                                        SESLA, INC.        DTH USA, INC.          INC.             INC.            TOTAL
                                     ------------------- ------------------- ---------------- --------------- ----------------
Balance, December 31, 1999.......... $         (1,732)   $         (1,732)   $      (1,732)   $       (579)   $     (5,775)
Capital contributions...............           35,237              35,237           35,237          11,744         117,455
Net loss............................          (36,824)            (36,824)         (36,824)        (12,275)       (122,747)
Other comprehensive loss............             (813)               (813)            (813)           (272)         (2,711)
                                     ------------------- ------------------- ---------------- --------------- ----------------
Balance, December 31, 2000..........           (4,132)             (4,132)          (4,132)         (1,382)        (13,778)
Capital contributions...............           51,239              51,239           51,239          17,080         170,797
Net loss............................         (120,204)           (120,204)        (120,204)        (40,068)       (400,680)
Other comprehensive loss............           (6,980)             (6,980)          (6,980)         (2,325)        (23,265)
                                     ------------------- ------------------- ---------------- --------------- ----------------
Balance, December 31, 2001..........          (80,077)            (80,077)         (80,077)        (26,695)       (266,926)
Capital contributions...............           14,805              14,805           14,805           4,935          49,350
Net loss............................          (30,188)            (30,188)         (30,188)        (10,064)       (100,628)
Other comprehensive income..........            5,893               5,893            5,893           1,966          19,645
                                     ------------------- ------------------- ---------------- --------------- ----------------
Balance, December 31, 2002.......... $        (89,567)   $        (89,567)   $     (89,567)   $    (29,858)   $   (298,559)
                                     =================== =================== ================ =============== ================







                 The accompanying notes are an integral part of these consolidated financial statements.




                                                     SKY MULTI-COUNTRY PARTNERS

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                                   (IN THOUSANDS OF U.S. DOLLARS)


                                                                    2002               2001              2000
                                                              -----------------  -----------------  ----------------
Cash flows from operating activities:
Net loss.....................................................   $    (100,628)     $    (400,680)    $    (122,747)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Depreciation and amortization.............................          12,995             32,516            27,045
   Bad debt expense..........................................           3,419              7,003                 -
   Impairment charges........................................               -            237,838                 -
   Other asset write-downs...................................           3,723              2,880                 -
   Minority interest in losses of consolidated subsidiaries..               -                  -            (3,401)
   Other.....................................................             854                  -               972
   (Increase) decrease in:
     Restricted cash.........................................               -                  -             3,199
     Trade accounts receivable...............................             709             (3,422)           (7,159)
     Value added tax credits.................................           6,165             (1,588)           (4,247)
     Prepaid expenses and other assets.......................           2,738               (797)           (1,040)
     Deferred marketing and installation costs...............              40              3,112            (4,469)
   Increase (decrease) in:
     Accounts payable and accrued liabilities................          (1,938)            11,142            14,648
     Deferred revenue........................................          (5,442)            (2,389)            5,940
     Due to related parties..................................          17,740                400            10,429
     Other liabilities.......................................            (213)             2,344                 -
                                                              -----------------  -----------------  ----------------
         Net cash used in operating activities...............         (59,838)          (111,641)          (80,830)
                                                              -----------------  -----------------  ----------------
Cash flows from investing activities:
Maturities (purchases) of short term investments.............               -              4,176            (1,922)
Proceeds from sale of assets.................................             631                  -                 -
Purchases of property and equipment..........................            (622)           (26,299)          (27,136)
                                                              -----------------  -----------------  ----------------
         Net cash provided by (used in) investing activities.               9            (22,123)          (29,058)
                                                              -----------------  -----------------  ----------------
Cash flows from financing activities:
Partners' contributions......................................          49,350            170,797           117,455
Capital contributions from minority interests................               -                  -               726
Proceeds from issuance of long term debt.....................               -                  -               700
Payments of long term debt and capital lease obligations.....         (11,825)           (14,745)           (7,442)
                                                              -----------------  -----------------  ----------------
         Net cash provided by financing activities...........          37,525            156,052           111,439
                                                              -----------------  -----------------  ----------------
Effect of exchange rate changes on cash and cash equivalents.          20,489            (21,255)           (1,227)
                                                              -----------------  -----------------  ----------------
Net (decrease) increase in cash and cash equivalents.........          (1,815)             1,033               324
Cash and cash equivalents, beginning of period...............           2,173              1,140               816
                                                              -----------------  -----------------  ----------------
Cash and cash equivalents, end of period.....................  $          358     $        2,173     $       1,140
                                                              =================  =================  ================




                                                     SKY MULTI-COUNTRY PARTNERS

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                                   (IN THOUSANDS OF U.S. DOLLARS)


                                                                             2002            2001           2000
                                                                         -------------- -------------- ---------------
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
    Interest..........................................................    $   20,076      $   26,095    $   25,917
                                                                         -------------- -------------- ---------------
    Taxes.............................................................    $      149      $      190    $      114
                                                                         -------------- -------------- ---------------
Supplemental Disclosure of Noncash Investing and
    Financing Activities:
    Capital lease obligations incurred for other property
      and equipment...................................................    $       16      $       19    $    1,990
                                                                         -------------- -------------- ---------------







                 The accompanying notes are an integral part of these consolidated financial statements.


                         SKY MULTI-COUNTRY PARTNERS

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000



1.   BUSINESS AND BASIS OF PRESENTATION

     Sky Multi-Country Partners (the "Partnership") is a Delaware general partnership formed on October 24, 1997 between SESLA, Inc., a subsidiary of The News Corporation Limited ("News"), DTH USA, Inc., a subsidiary of Globo Comunicacoes e Participacoes, Ltda. ("Globo"), Televisa MCOP Holdings, Inc., a subsidiary of Grupo Televisa, S.A. ("Televisa"), and Liberty Multi-Country DTH, Inc., a subsidiary of Liberty Media, Inc. ("Liberty Media"). News, Globo and Televisa each own a 30% interest in the Partnership and Liberty owns a 10% interest. All capital contributions are made in proportion to the Partners' ownership interest, except for Liberty, which is only required to make capital contributions in the aggregate of $27 million, plus 10% of the amount the Partnership is obligated to pay third parties for satellite capacity. The Partnership agreement provides that profits and losses are shared in proportion to the partners' respective ownership percentages and that the termination date of the Partnership is December 31, 2047.

     The Partnership was established to invest, develop, distribute and manage direct-to-home satellite transmission platforms through wholly owned subsidiaries in Chile and Argentina and its approximately 85% owned subsidiary in Colombia. The subsidiaries provide satellite-fed television, audio and related entertainment programming services.

     In September 2003, the Partnership increased its ownership interest in the Colombian subsidiary from 85% to 89%, by converting a portion of its outstanding debt to capital. During 2001 and 2002, the Partnership increased its ownership interest in the Colombian subsidiary from 75% to 84% and from 84% to 85%, respectively, through capital contributions in excess of its proportionate ownership interest immediately prior to the capital contribution. The Partnership has not recorded goodwill from these transactions as the Partnership is funding substantially all the losses and capital requirements of its Colombian subsidiary.

     In March 2001, the Partnership purchased the remaining 49% ownership interest in Sky Argentina for a nominal amount in accordance with the terms of its agreement with the former minority shareholder.

     During 2002, the Partnership ceased its Argentine programming operations and is currently in the process of liquidating this subsidiary. The Partnership currently expects to continue programming operations solely in Colombia and Chile.

2.   LIQUIDITY

     Since inception, the Partnership has incurred significant operating losses and generated negative cash flows from operating activities and, at December 31, 2002, has a working capital deficit of approximately $317.0 million and a partners' deficit of approximately $299.0 million. Going forward, the Partnership requires significant amounts of additional funds to support its future operations. Since September 2002, Globo has ceased providing financial support to the Partnership. Further, News, Televisa, and Liberty Media have not renewed their written commitment to continue to provide the necessary financial support to fund future operations and meet the Partnership's liquidity needs.

     As of December 31, 2002, as a result of continued losses, the Partnership's Colombian subsidiary was under technical dissolution under Colombian law because its net stockholder's equity was less than 50% of its paid in capital. In September 2003, the Partnership increased the capital of its Colombian subsidiary by converting $14.2 million of its outstanding debt into capital. Through this debt conversion, the stockholders of the Colombian subsidiary avoided technical dissolution and any action that could have been taken by the Colombian regulatory agencies.

     As described in Note 4, the Partnership receives satellite uplink/downlink and other related services from DTH TechCo Partners ("TechCo"), an affiliate of the Partnership, that is indirectly owned by News, Globo, Televisa, and Liberty Media. TechCo depends on payments from affiliates of Globo and Televisa, and the Partnership to fund its operations. Because of the Partnership's lack of liquidity, amounts due to TechCo have become delinquent and at December 31, 2002, the Partnership had recorded amounts due to TechCo of approximately $31.0 million. Should TechCo be unable to provide services to the Partnership, the Partnership would be unable to provide programming services to its customers.

     The above matters raise substantial doubt about the Partnership's ability to continue as a going concern. News, Televisa, and Liberty Media to date have continued to provide the necessary funding to maintain the Partnership's operations in Colombia and Chile as well as maintain the related uplink/downlink operations of TechCo. The Partnership continues in its efforts to expand its subscriber base in Colombia and Chile and the partners continue to explore strategic alternatives for the Partnership's operations in Latin America. There can be no assurance that the Partnership will continue to receive funding from any or all of its partners nor can there be assurance that TechCo will continue to provide uplink/downlink services to the Partnership. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION
     The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The interest of the majority owned subsidiaries' shareholders, other than the Partnership's, in the net losses of the majority owned subsidiaries is set forth as minority interest in the consolidated statements of operations.

     In certain circumstances, losses allocated to minority interest are in excess of the applicable minority interest balance. Such excess losses are absorbed by the Partnership.

     As a result of liquidation of the Partnership's programming operations in Argentina (see Note 6), in 2002 the Partnership's Argentine operations are reflected on a liquidation basis of accounting.

     REVENUE RECOGNITION
     Revenues are generated from sales of direct-to-home broadcast subscriptions, from equipment rentals, and from installation services. Installation revenue represents up front fees paid by the customer for equipment installation, certain promotional programming packages and, in certain instances, the sale of antennas. Installation revenue is deferred and recognized as revenue over the estimated life of the customer. As of December 31, 2002 and 2001, deferred installation revenue amounted to $1.9 million and $8.8 million, respectively.

     Subscription revenues and rental revenues are recognized in the period that services are delivered. As of December 31, 2002 and 2001, deferred subscription and rental revenue amounted to $2.6 million and $3.1 million, respectively, related to the payment for these services prior to their delivery date.

     Marketing and installation costs directly related to installation revenue, which include sales commissions, the cost of installing the equipment and in certain instances, the cost of the antennas, are deferred to the extent of installation revenue and recognized as expense over the estimated life of the customer. As of December 31, 2002 and 2001, deferred marketing and installation costs amounted to $1.3 million and $7.9 million, respectively.

     The Partnership classifies as current deferred revenue and marketing and installation costs expected to be recognized as revenue and direct costs, respectively, within one year.

     FOREIGN CURRENCY
     All of the Partnership's foreign operations except for Sky Sistemas Argentina S.R.L., have determined the local currency to be their functional currency. Accordingly, these subsidiaries translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of other comprehensive loss, a component of partners' deficit. Sky Sistemas Argentina S.R.L. has determined that the U.S. dollar is its functional currency.

     All of the amounts recorded as other comprehensive loss in the statement of partners' deficit represent cumulative translation losses as follows:


        Balance at December 31, 1999.............................................. $     (1,776)
        Loss on cumulative translation............................................       (2,711)
                                                                                   ----------------
        Balance at December 31, 2000..............................................       (4,487)
        Recognition of Argentinean cumulative translation losses..................      (20,817)
        Recognition of Chilean cumulative translation losses......................       (2,884)
        Recognition of Colombian cumulative translation gains.....................          436
                                                                                   ----------------
        Balance at December 31, 2001..............................................      (27,752)
        Effect of changes to the Argentinean cumulative translation losses (in
           liquidation)...........................................................       20,817
        Recognition of Chilean cumulative translation losses......................         (804)
        Recognition of Colombian cumulative translation losses....................         (368)
                                                                                   ----------------
        Balance at December 31, 2002.............................................. $     (8,107)
                                                                                   ================



     Gains and losses resulting from remeasurement into the functional currency of transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction gains and losses approximated $9.2 million for the year ended December 31, 2002 ($1.8 million and $2.0 million in 2001 and 2000, respectively).

     As a result of the liquidation of its programming subsidiary in Argentina in 2002, the Partnership recorded as a foreign exchange loss within other expenses in its statement of operations the cumulative translation losses related to Argentina, which had previously been recognized within partners' deficit. The amount of foreign exchange losses in connection with this matter amounted to $20.8 million in 2002.

     LONG-LIVED ASSETS
     The Partnership accounts for the impairment of long-lived assets to be held and used by evaluating the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying businesses when indications of impairment are present.

     Long-lived assets to be disposed of are evaluated in relation to the estimated fair value of such assets less costs to sell (see Note 6).

     PROPERTY AND EQUIPMENT
     Property and equipment is stated at cost. Depreciation and amortization (including amortization of assets under capital leases) are computed using the straight-line method over estimated useful lives as follows:

                                                                       Years
                                                                    ----------
        Satellite.................................................         -
        Communication, transmission and reception equipment.......         5
        Furniture, fixtures and all other equipment...............      3-10

     The cost of antennas expected to be leased to subscribers is included in property and equipment in the accompanying balance sheet. Prior to the write down in 2001 of capitalized satellite cost (see Note 6), the Partnership amortized such asset over a 15 year period.

     VALUE ADDED TAX CREDITS
     The Partnership's subsidiaries have earned certain value added tax credits. The value added tax credits arise from goods and services acquired by the Partnership's subsidiaries and are generally recovered by allocating these credits against value added tax payable on services provided by the Partnership's subsidiaries. The Partnership has classified as current those value added tax credits expected to be recovered within one year.

     The Partnership wrote down its unrecoverable value added tax credits in Argentina to reflect its Argentine programming assets at their net realizable value. This amount has been included within impairment charge and write down of assets to net realizable value in the accompanying 2001 statement of operations (see Note 6).

     ADVERTISING COSTS
     Advertising costs are expensed as incurred and totaled $2.6 million, $15.1 million and $5.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     GOODWILL
     Prior to its write down during 2001, goodwill represented the excess of the purchase price of ownership interests in the Partnership's subsidiaries over the estimated fair value of the proportionate share of net tangible and intangible assets acquired of the subsidiaries. Goodwill was amortized using the straight-line method over a 15 year period through December 31, 2001. Goodwill amortization for each of the years ended December 31, 2001 and 2000 approximated $573,000.

     During 2001, the Partnership wrote down approximately $7.4 million of goodwill related to its Colombian subsidiary due to continued funding requirements in excess of those previously contemplated. This amount has been included within impairment charge and write down of assets to net realizable value in the accompanying 2001 statement of operations.

     INCOME TAXES
     The Partnership is not subject to U.S. federal, state or local income taxes. Income taxes are the responsibility of the individual partners. The Partnership's subsidiaries are subject to income taxes in their respective countries.

     The Partnership accounts for its subsidiaries' income taxes using the liability method. The liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established when management believes that it is more likely than not that all or a portion of the Company's net deferred tax asset will not be recovered.

     USE OF ESTIMATES
     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CONCENTRATIONS OF CREDIT RISK
     Financial instruments, which potentially expose the Partnership to concentration of credit risk, consist mainly of trade receivables from subscribers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and to the Partnership's ability to stop providing the service to customers with past due accounts in a short period of time. However, the Partnership's operations are concentrated in various Latin American countries and the ability of customers to pay depends, in part, upon the general economic condition of these countries.

     CASH AND CASH EQUIVALENTS
     The Partnership considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

4.   RELATED PARTY TRANSACTIONS

     Sky Multi-Country Partners is a member of a group of affiliated companies and, as disclosed below, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

     In January 1998 the Partnership entered into a 10 year contract with TechCo, an affiliate of the Partnership that is indirectly owned by News, Globo, Televisa and Liberty Media, to provide satellite uplink/downlink and other related services. The contract specifies that TechCo will charge the Partnership all costs incurred for the provision of services plus 5.76%. For the years ending December 31, 2002, 2001 and 2000, the Partnership incurred costs of approximately $23.1 million, $24.5 million, and $26.2 million related to these services, respectively.

     During 2000, the Partnership entered into a note payable agreement with TechCo which provides for cash borrowings by the Partnership from TechCo. At December 31, 2002 and 2001, approximately $16.5 million and $14.1 million, respectively, was outstanding under the note payable with an annual interest rate of 5%. The note is payable in monthly installments until the full amount borrowed is fully paid. The Partnership has been making payments on the note payable at its discretion and is currently not in compliance with the terms of the note payable agreement. Accordingly, the note is classified as a current liability and is included in the due to related parties in the accompanying balance sheets at December 31, 2002 and 2001. Interest costs incurred on the note during 2002, 2001 and 2000 approximated $740,000, $637,000 and $399,000, respectively.

     Sky Entertainment ProgramCo Latin America, LLC and Sky Latin America Partners (previously known as Sky Latin America, LLC), affiliates of the Partnership indirectly owned by News, Globo, Televisa and Liberty Media, provided administrative and programming services totaling approximately $10.5 million, $9.9 million and $10.0 million during the years ending December 31, 2002, 2001 and 2000, respectively. Sky Latin America Partners provides all of the Partnership's U.S. based personnel and administrative services.

     Sky Latin America Partners made interest bearing cash advances to the Partnership during 2002 and 2001, which at December 31, 2002 and 2001 approximated $4.1 million and $1.5 million, respectively. The cash advances do not have any repayment terms and bear interest at 5%.
     Interest costs incurred on the cash advances during 2002 and 2001 approximated $109,000 and $54,000, respectively.

     As a result of cash advances made to Sky Latin America Partners and Techco, at December 31, 2002, the Partnership's Colombian subsidiary held approximately $1.3 million in notes receivable from Sky Latin America Partners. These notes bear interest at LIBOR (1.51% at December 31, 2002) and mature five years after inception. Principal and interest on the notes are due at maturity. Maturities on the notes range from October 31, 2007 to December 31, 2007. In May 2003, Sky Latin America Partners assigned these notes as well as additional amounts relating to advances in 2003, to the Partnership for a procurement fee of 0.05% or $9,000, in exchange for a reduction in an equal dollar amount of amounts due to Sky Latin America Partners by the Partnership. In December 2003, the Partnership paid off the outstanding amount due to its Colombian subsidiary.

     Corporacion Novavision S. de. R.L. de C.V., a related party indirectly owned by Televisa, News and Liberty Media, provided satellite up-link services totaling approximately $677,000, $659,000 and $671,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Amounts due to (from) related parties at December 31, 2002 and 2001 are as follows (in thousands):


                                                                            2002           2001
                                                                        -------------- --------------
     Due to DTH Techco Partners for note payable
         borrowings and accrued interest..............................  $    16,475    $    14,147
     Due to DTH Techco Partners for services..........................       14,525          5,554
     Due to Sky Latin America Partners for note payable
         borrowings and accrued interest..............................        4,076          1,497
     Due to (from) Sky Latin America Partners.........................          649           (136)
     Due to Sky Entertainment ProgramCo Latin America, LLC............        2,995            456
     Due from Sky Latin America Partners for notes receivable
         and accrued interest.........................................       (1,300)             -
     Other, net.......................................................          (54)            48
                                                                        -------------- --------------
                                                                        $    37,366    $    21,566
                                                                        ============== ==============


5.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):


                                                                               2002           2001
                                                                           -------------- --------------
     Communication, transmission and set top boxes,
          including assets under capital
          leases of $5,233 and $16,494................................     $   49,705     $   62,606
     Furniture, fixtures and all other equipment, including
          assets under capital leases of $1,296 and $610..............          5,884          7,902
                                                                           -------------- --------------
                                                                               55,589         70,508
     Accumulated depreciation and amortization........................        (34,624)       (27,661)
                                                                           -------------- --------------
                                                                           $   20,965     $   42,847
                                                                           ============== ==============


     Accumulated amortization for assets under capital leases approximates $3.1 million and $8.3 million at December 31, 2002 and 2001, respectively. Depreciation and amortization expense related to the Partnership's property and equipment for the years ended December 31, 2002, 2001 and 2000 amounted to $13.0 million, $31.9 million and $26.4 million, respectively.

6.   ASSET IMPAIRMENT CHARGES

     In December 2001, the Argentine peso was floated in the international currency markets, resulting in a devaluation of the peso to the U.S. dollar of more than 200% over the following six-month period. As a substantial portion of the Argentine operating expenses are U.S. dollar denominated, the devaluation had a significant negative impact on the continuing operations. Accordingly, in June 2002, following an evaluation of the viability of the business, the Partnership agreed to cease operations in Argentina and begin liquidation proceedings. In connection with these events, the Partnership determined that certain assets were not only impaired due to the effects of the peso's devaluation, but also in consideration of the liquidation proceedings undertaken in 2002, and recorded an impairment charge in 2001 of approximately $22.3 million.

     The Argentine impairment charges included approximately $8.9 million related to value added tax credits that were no longer deemed recoverable and approximately $13.4 million related to the write down of fixed assets to their estimated net realizable values. The Partnership's Argentine assets were valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell, taking into consideration recent appraisals, valuations, offers and bids, and the Partnership's estimate of future cash flows related to its Argentine operations.

     In connection with the economic events in Argentina and Latin America and continued losses of its business in Chile and Argentina, the Partnership reviewed its long-lived assets for impairment in December 2001. The review of these long-lived assets was based upon a comparison of the carrying values and the projected future undiscounted cash flows for each particular asset. In the event the undiscounted projected future cash flows were less than the carrying value for the respective asset, an impairment charge was recorded to reduce the carrying value of the particular long-lived asset to its estimated fair market value. In arriving at this estimate, consideration was given to historical performance, future cash flow projections and prevailing and anticipated economic and competitive conditions existing as of the balance sheet date. However, with respect to 2001, consideration was also given to certain events occurring subsequent to December 31, 2001 in estimating fair values of certain assets, namely the liquidation of operations in Argentina in June 2002 and continued economic deterioration of the major Latin America economies. As a result of this review, the Partnership recorded an asset impairment charge related to the impairment of goodwill and capitalized transponder obligations.

     In December 2001, the Partnership recorded an asset impairment charge of approximately $7.4 million for goodwill resulting from its original acquisition of its interest in its Colombian operations. The impairment was principally based on continued losses and funding requirements in excess of those previously contemplated.

     In December 2001, the Partnership recorded an asset impairment of $208.1 million relating to its capitalized transponder obligations of PAS 6B. The impairment considered historical losses and on-going cash flows deficits of the Partnership, the effect of the prolonged economic difficulties and uncertainties in the Latin America region on estimated future cash flow projections, as well as the effects of the Partnership's decision to liquidate its operations in Argentina in June 2002.

     In June 2003, the Partnership's satellite provider publicly announced an anomaly relating to the satellite on which the Partnership's leased transponders are located. The anomaly significantly reduced the available on-board fuel of the satellite. As a result of this development, the satellite provider estimated that the satellite would have fuel sufficient to maintain appropriate positioning until early 2008, as opposed to the original date of 2013. This anomaly does not affect the current performance of the satellite or of the Partnership's leased transponders, and is not expected to cause any other performance issues during its revised useful life. The Partnership will have no further obligation to the satellite provider when the satellite is taken out of service in 2008, but until then remains obligated under the terms of the original lease agreement. Upon termination of service, if prior to the original anticipated date of 2013, the Partnership would reduce the satellite transponder obligation by any remaining unpaid balance and record a gain for amounts it would no longer be obligated to pay. Should the satellite transponder agreement be terminated in 2008 the Partnership estimates that it would record a gain of approximately $168.2 million, however, there can be no assurance that the lease transponder agreement will be terminated in 2008.

7.   LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     In March 1999, sixteen satellite transponders were placed in service subject to a capital lease agreement executed by the Partnership in March 1998. The capital lease has an implicit rate of 9% and has a term for the useful life of the satellite transponders, estimated at 15 years at date of lease inception. The balance of the capital lease as of December 31, 2002 and 2001 included in the accompanying balance sheet is approximately $253.9 million and $256.6 million, respectively. Total accrued interest relating to this capital lease amounted to approximately $3.8 million and $3.6 million as of December 31, 2002 and 2001, respectively. The short term portion of the accrued interest is included within accounts payable and accrued liabilities in the accompanying balance sheets.

     The capital lease contains escalation clauses for the minimum lease payments for the first four years of the lease as well as payments contingent on the Partnership reaching certain monthly and annual revenue thresholds per transponder as described in the Transponder Service Agreement with the satellite provider ("the Agreement"). The Partnership did not have any contingent lease costs for the years ended December 31, 2002, 2001 and 2000.

     Compensation to the satellite provider is based on the greater of i) $3 million per transponder per year or ii) an amount based on annual gross revenue per transponder, as defined, plus a minimum service fee per transponder of $1 million in year 1 escalating to $2.25 million in year 5 and thereafter. Compensation to the satellite provider is for the remaining term of the Agreement and is net of any fees received by the satellite provider for the use of the transponders by other parties during the period. The capital lease payments are guaranteed by the Partners.

     Included in the Agreement are certain termination indemnity clauses which require the Partnership to compensate the satellite provider should certain termination events occur, including, among other things, failure to make payments and failure to cease any satellite activity as specified in the Agreement.

     As indicated in Note 2 to the consolidated financial statements, since September 2002, Globo had ceased to provide financial support to the Partnership. As a result News, Televisa and Liberty Media funded Globo's portion of the satellite transponder payment in September and October 2002. At December 31, 2002 the Partnership was in default with respect to terms of the Agreement for failing to make the satellite transponder payments for the months of November and December 2002. As of December 31, 2002, the Partnership accrued approximately $120,000 for the payments in default.

     In December 2002 the Partnership along with News, Televisa, Globo and Liberty Media entered into a Forbearance Agreement with the satellite provider. Pursuant to the terms of the Forbearance Agreement, the Partnership or its guarantors, which included News, Televisa and Liberty Media, have agreed to pay 70% of the service fee payments that are past due under the Agreement plus any applicable late payment interest during the forbearance period. In exchange, the satellite provider has agreed to provide satellite transponder service under the Agreement during the forbearance period. The remaining service fees will continue to be due and payable by the Partnership or its guarantors as specified in the Agreement. If the Partnership fails to pay any of the forbearance fees or any service fees for which the satellite provider has not granted forbearance rights, the satellite provider will be entitled to terminate the Agreement and demand payment for all amounts due under the Agreement.

     As a result of subsequent amendments to the Forbearance Agreement, the forbearance period currently extends through January 31, 2004. Because the partners have not provided a written commitment to the Partnership guaranteeing amounts due under the Agreement, the Partnership has classified as a current liability approximately $253.9 million, which represents the Partnership's total obligation under Agreement at December 31, 2002.

     The Partnership entered into other capital leases with balances at December 31, 2002 and 2001 of approximately $2.1 million and $5.8 million, respectively, for various other equipment. The Partnership also entered into loan agreements with various banks for loans with balances at December 31, 2002 and 2001 of approximately $1.9 million and $7.5 million, respectively. The capital leases and banks loans have various maturity terms from 2001 to 2004 with interest rates at December 31, 2002 of 12% to 27% for debt denominated in the subsidiaries' local currencies, and of 7% to 11% for debt denominated in U.S. dollars. As of December 31, 2002, aggregate annual maturities of long term debt and future annual minimum lease payments for capital leases are as follows (in thousands):

                                                                 CAPITAL LEASES-
                                                                     MINIMUM
                                                                 LEASE PAYMENTS       DEBT
                                                                ---------------  --------------
     2003...................................................    $   408,373      $    1,795
     2004...................................................            565             272
     2005...................................................              -               -
     2006...................................................              -               -
     Thereafter.............................................              -               -
                                                                ---------------  --------------
                                                                    408,938           2,067
     Less: Amount representing interest.....................       (152,904)           (164)
                                                                ---------------  --------------
        Present value of net minimum payments...............        256,034           1,903
     Less:  Current maturities..............................       (255,484)         (1,640)
                                                                ---------------  --------------
        Long term debt and capital lease obligations........    $       550      $      263
                                                                ===============  ==============


8.   COMMITMENTS AND CONTINGENCIES

     LICENSING  RIGHTS
     The Partnership had licensing agreements for the broadcasting rights of soccer tournaments in Chile which expired in 2002. The Chilean contract was entered into jointly with Fox Sports Latin America, Ltd.

     The amounts incurred for these licensing rights during 2002, 2001 and 2000 totaled $9.4 million, $16.3 million and $18.9 million, respectively, and are recorded as programming costs in the accompanying statements of operations.

     The Partnership is committed under non-cancelable operating lease agreements for the rental of its existing office facilities in Argentina, Chile and Colombia. Total rent expense for 2002, 2001 and 2000, amounted to $2.0 million, $4.0 million and $1.9 million, respectively. The total aggregate commitment under these agreements is as follows:

          2003....................................... $   3,444
          2004.......................................     3,516
          2005.......................................       163
          2006.......................................       163
          Thereafter through 2007....................       136
                                                      ---------------
                                                      $   7,422
                                                      ===============


     LITIGATION
     The Partnership is a defendant in a regulatory lawsuit in Colombia. The National Television Commission of Colombia (CNTV) is seeking fees in the amount of $1.7 million and pursuing a lien of the Company's assets in that amount. Management and its legal counsel are of the opinion that the Partnership will prevail in defending the lawsuit; however, a Colombian tribunal has ordered the Company to obtain a $1.7 million bond to avoid the lien. The Company is analyzing various alternatives including negotiating a settlement with CNTV as well as working with insurance companies to obtain the bond and avoid the lien.

     TAX MATTERS
     The Colombian tax authorities have informed the Partnership of several possible tax contingencies, which aggregate to $5.5 million. Management and its legal counsel, are vigorously defending these matters, and believe that the final disposition of such matters will not have a material adverse effect on the financial position and results of operations of the Partnership.

     The Partnership is involved in various other claims and legal actions arising from ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Partnership's financial position, results of operations or liquidity.

     OTHER
     See Note 4 for additional Partnership commitments with related parties.

9.   INCOME TAXES

     Foreign income taxes are provided in the accompanying consolidated statements of operations as follows (in thousands):

                                         2002           2001          2000
                                     -------------- ------------ -------------
     Current expense...............  $    (430)     $    (516)   $      (418)
     Deferred benefit..............          -              -             22
                                     -------------- ------------ -------------
        Income tax provision.......  $    (430)     $    (516)   $      (396)
                                     ============== ============ =============


     As of December 31, 2002 and 2001, deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities (in thousands):

                                                                       2002            2001
                                                                  --------------- ---------------
        Current assets..........................................  $      607      $      808
        Property and equipment and other long term assets.......      24,913          17,013
        Other liabilities.......................................         748           1,404
        Net operating loss carryforwards........................      44,096          39,364
                                                                  --------------- ---------------
        Deferred tax asset......................................      70,364          58,589
        Valuation allowance.....................................     (70,364)        (58,589)
                                                                  --------------- ---------------
        Net deferred tax asset..................................  $        -      $        -
                                                                  =============== ===============


     The net increase in the valuation allowance for the years ended December 31, 2002 and 2001 approximated $11.8 million and $16.8 million, respectively. The Partnership has net operating loss carryforwards in foreign countries (the "NOLs") of approximately $172.6 million. Approximately $90.6 million of the net operating loss carryforwards do not expire. The remaining net operating loss carryforwards expire in varying amounts through the year 2006. Based on the weight of available evidence, a valuation allowance has been provided to offset substantially all of the deferred tax asset amount at December 31, 2002 and 2001, respectively. In the opinion of management, it is more likely than not that substantially all of the deferred tax asset will not be realized.

10.  RISKS, UNCERTAINTIES AND GEOGRAPHIC INFORMATION

     The Partnership has operations in Colombia, Chile and Argentina. The Partnership's operations in these countries are subject to political, monetary, economic and regulatory risk, which can have a significant impact on the Partnership's financial position, results of operations and cash flows.

     All revenues are generated in the Partnerships foreign operations. Long-lived assets, net of accumulated depreciation, were primarily located in the Partnership's foreign operations and approximated $21.0 million and $42.8 million as of December 31, 2002 and 2001, respectively.

                                * * * * * *