Form 20-F
period 2003-12-31
GRUPO TELEVISA S A
filed 2004-06-30
CIK 912892

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

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM         TO
                         COMMISSION FILE NUMBER 1-12610
                                   -----------
                              GRUPO TELEVISA, S.A.
             (Exact name of Registrant as specified in its charter)

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
            A Shares, without par value ("A Shares")                   New York Stock Exchange (for listing purposes only)
            L Shares, without par value ("L Shares")                   New York Stock Exchange (for listing purposes only)
     Dividend Preferred Shares, without par value ("D Shares")         New York Stock Exchange (for listing purposes only)
      Global Depositary Shares ("GDSs"), each representing                           New York Stock Exchange
           twenty Ordinary Participation Certificates
           (Certificados de Participacion Ordinarios)
                           ("CPOs")
CPOs, each representing one A Share, one L Share and one D Share       New York Stock Exchange (for listing purposes only)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None.

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                     None.

 The number of outstanding Shares of each of the issuer's classes of capital or common stock as of December 31, 2003 was:
                            4,448,202,541 A Shares*
                            2,152,700,442 L Shares*
                            2,152,700,442 D Shares*

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



* Does not reflect the recapitalization of our capital stock, including a 25-for-1 stock split, that was approved in 2004 as described in "Key Information - The Recapitalization."

================================================================================

                                TABLE OF CONTENTS

                                                                                               PAGE
                                            PART I

Item 1.     Identity of Directors, Senior Management and Advisers............................     1
Item 2.     Offer Statistics and Expected Timetable..........................................     1
Item 3.     Key Information..................................................................     1
                Selected Financial Data......................................................     1
                The Recapitalization.........................................................     4
                Effect of the Recapitalization on CPOs.......................................     6
                Effect of the Recapitalization on GDSs.......................................     6
                Dividends....................................................................     7
                Exchange Rate Information....................................................     7
                Risk Factors.................................................................     9
                Forward-Looking Statements...................................................    21
Item 4.     Information on the Company.......................................................    22
                History and Development of the Company.......................................    22
                Capital Expenditures.........................................................    22
                Business Overview............................................................    23
                Significant Subsidiaries, etc................................................    55
                Property, Plant and Equipment................................................    56
Item 5.     Operating and Financial Review and Prospects.....................................    59
                Preparation of Financial Statements..........................................    59
                Results of Operations........................................................    59
Item 6.     Directors, Senior Management and Employees.......................................    95
                Stock Option Plan............................................................   103
                Long Term Retention Plan.....................................................   104
Item 7.     Major Shareholders and Related Party Transactions................................   107
Item 8.     Financial Information............................................................   117
Item 9.     Offer and Listing Details........................................................   117
                Trading History of CPOs and GDSs.............................................   117
                Trading on the Mexican Stock Exchange........................................   119
Item 10.    Other Information................................................................   123
                Mexican Securities Market Law................................................   123
                Bylaws.......................................................................   125
                Enforceability of Civil Liabilities..........................................   135
                Material Contracts...........................................................   135
                Legal Proceedings............................................................   136
                New York Stock Exchange Corporate Governance Standards.......................   136
                Exchange Controls............................................................   138
                Taxation.....................................................................   138
                Documents on Display.........................................................   144
Item 11.    Quantitative and Qualitative Disclosures About Market Risk.......................   145
Item 12.    Description of Securities Other than Equity Securities...........................   149

                                            PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies..................................   149
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.....   149
Item 15.    Controls and Procedures..........................................................   149

                                           PART III

Item 16A.   Audit Committee Financial Expert.................................................   149
Item 16B.   Code of Ethics...................................................................   149
Item 16C.   Principal Accountant Fees and Services...........................................   149

                                            PART IV

Item 17.    Financial Statements.............................................................   150
Item 18.    Financial Statements.............................................................   150
Item 19.    Exhibits ........................................................................   151

      We publish our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our financial statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex. As of December 31, 2003, the Interbank Rate was Ps.11.225 to U.S.$1.00. See "Key Information -- Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2003, unless otherwise indicated.

      Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2003 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

            Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable.


ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2002 and 2003, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2001, 2002 and 2003 and the accompanying notes appearing elsewhere in this annual report. The data should also be read together with "Operating and Financial Review and Prospects."

      The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2003, which was Ps.11.225 per U.S. Dollar. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

      In December 2001, we entered into an agreement to sell our music recording operations to Univision Communications, Inc., or Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our music recording segment through December 31, 2001, and from prior and subsequent periods have been classified as discontinued operations. See "Operating and Financial Review and Prospects -- Discontinued Operations" and Note 22 to our year-end financial statements.

      At a general extraordinary meeting and at special meetings of the shareholders of Grupo Televisa, S.A., or Televisa, held on April 16, 2004, our shareholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new Shares to our shareholders as part of a recapitalization of our capital stock, or Recapitalization, as described in the Information Statement, dated March 25, 2004, which was submitted to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004 and below under " -- The Recapitalization." Substantially all the conditions precedent to the Recapitalization have occurred and the physical settlement of the Shares being distributed as part of the Recapitalization is expected to be completed shortly. Except where otherwise indicated, all information in the Annual Report on Form 20-F reflects our capital structure as of December 31, 2003, without giving effect to the Recapitalization.

                                                                            YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------------------------
                                         1999            2000            2001            2002            2003           2003
                                      ---------       ---------       ---------       ---------       ---------       ---------
                                      (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003 OR MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
INCOME STATEMENT DATA:
Net sales............................ Ps. 20,850      Ps. 22,440      Ps. 21,612      Ps. 22,417      Ps. 23,563     U.S.$ 2,099
Operating income.....................      4,400           5,418           4,512           4,835           6,046             539
Integral cost of financing-net(2)....      1,133           1,097             454             637             614              55
Restructuring and non-recurring
  charges(3).........................        563           2,108             597             875             657              59
Income (loss) from continuing
  operations.........................      1,632            (733)          1,570            (410)          3,540             315
(Loss) income from discontinued
  operations(4)......................        (32)             26              15           1,105             (64)             (6)
Cumulative effect of accounting
  change-net.........................         --              --             (76)             --              --              --
Net income (loss)....................      1,330            (907)          1,479             767           3,597             320
Income (loss) from continuing
  operations per CPO(5)..............       0.46           (0.31)           0.54           (0.12)           1.23              --

Net income (loss) per CPO(5).........       0.43           (0.31)           0.51            0.24            1.23              --
Weighted-average number of shares
  outstanding (in millions)(5).......      9,051           8,825           8,877           8,854           8,794              --
Shares outstanding (in millions,
  at year end) (6)...................      8,839           8,899           8,856           8,848           8,754              --
(U.S. GAAP)(7)
INCOME STATEMENT DATA:
Net sales............................ Ps. 22,465      Ps. 23,867      Ps. 22,698      Ps. 22,632      Ps. 23,563     U.S.$ 2,099
Operating income.....................      3,387           4,799           2,550           3,131           5,850             521
Income from continuing
  operations.........................      2,333           1,253           2,294             104           2,804             250
Cumulative effect of accounting
  change-net.........................         --              --            (864)         (1,282)             --              --
Net income (loss)....................      2,861             208           1,430          (1,178)          2,804             250
Income from continuing operations
  per CPO(5).........................       0.79            0.42            0.96            0.03            0.96              --
Net income (loss) per CPO(5).........       0.96            0.06            0.48           (0.42)           0.96              --
Weighted-average number of Shares
  outstanding (in millions)(6)(8)....      8,902           8,825           8,877           8,854           8,794              --
Shares outstanding (in millions,
  at year end)(6)....................      8,839           8,899           8,856           8,848           8,754              --
(MEXICAN GAAP)
 BALANCE SHEET DATA (END OF YEAR):
Cash and temporary investments....... Ps.  7,495      Ps.  8,659      Ps.  6,182      Ps.  9,136      Ps. 12,264     U.S.$ 1,093
Total assets.........................     55,259          53,572          54,073          58,658          64,759           5,769
Current notes payable to banks and
  other notes payable(9).............        984             397             368           1,289             285              25
Long-term debt(10)...................     10,890          12,476          14,090          13,876          14,704           1,310
Customer deposits and advances.......     10,082          11,376          11,871          12,220          14,004           1,248
Capital stock(11)....................      7,662           7,713           7,668           7,662           7,588             676
Total stockholders' equity
  (including minority interest)......     25,852          20,180          20,583          22,172          27,526           2,452
(U.S. GAAP)(7)
 BALANCE SHEET DATA (END OF YEAR):
Property, plant and equipment, net... Ps. 15,488      Ps. 15,439      Ps. 15,652      Ps. 15,805      Ps. 15,235     U.S.$ 1,357
Total assets.........................     52,930          50,611          56,267          58,607          67,665           6,028
Current notes payable to banks and
  other notes payable(9).............        984             397             368           1,289             285              25
Long-term debt(10)...................     10,890          12,476          14,090          13,876          14,704           1,310
Total stockholders' equity
  (excluding minority interest)......     18,108          18,088          19,672          18,359          24,183           2,154

                                                                            YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------------------------
                                         1999            2000            2001            2002            2003           2003
                                         ----            ----            ----            ----            ----           ----
                                      (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003 OR MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
OTHER FINANCIAL INFORMATION:
Capital expenditures...............   Ps.  1,066      Ps.  1,721      Ps.  1,462      Ps.  1,471      Ps.  1,065     U.S.$    95
(U.S. GAAP)(7)
OTHER FINANCIAL INFORMATION:
Cash provided by operating
  activities.......................        1,274           1,327           1,605           5,828           4,945             441
Cash (used for) provided by
  financing activities.............       (3,574)            421           2,235             388          (1,320)           (118)
Cash provided by (used for)
  investing activities.............        2,492            (506)         (6,035)         (2,870)            (80)             (7)
OTHER DATA:
Average prime time audience share
  (TV broadcasting)(12)............         78.0%           73.7%           70.5%           72.4%           70.1%             --
Average prime time rating (TV
  broadcasting)(12)................         43.0            41.0            39.1            39.6            38.1              --
Magazine circulation (millions of
  copies)(13)......................          133             140             132             137             128              --
Number of employees (at year end)..       14,700          14,600          13,700          12,600          12,300              --
Number of Innova subscribers (in
  thousands at year end)(14).......          410             590             716             738             857              --
Number of Cablevision subscribers
  (in thousands at year end)(15)...          390             403             452             412             364              --
Number of EsMas.com registered
  users (in thousands at year
  end)(16).........................           --             375             866           2,514           3,085              --

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Except per CPO, share, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2003, unless otherwise indicated.

(2)   Includes interest expense, interest income, foreign exchange gain or loss
      - net, gain or loss from monetary position and monetary results classified as provisions for deferred income taxes. See Note 18 to our year-end financial statements.

(3)   See Note 19 to our year-end financial statements.

(4)   See Note 22 to our year-end financial statements.

(5) For further analysis of income (loss) from continuing operations per CPO and net income (loss) per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 23 (for the calculation under Mexican
      GAAP) and 26 (for the calculation under U.S. GAAP) to our year-end financial statements.

(6) As of December 31, 2003, we had three classes of common stock: A Shares, L Shares and D Shares. As of December 31, 2003, some of our A Shares, and all of our L Shares and D Shares, were publicly traded in Mexico in the form of CPOs, each of which represented one A Share, one L Share and one D Share, and were publicly traded in the United States in the form of GDSs, each of which was represented by 20 CPOs. From December 31, 1999 to December 31, 2002, there were 2,271,150,000 CPOs issued and outstanding, as of December 31, 2003, there were 2, 239,549,096 CPOs issued and outstanding. We also had additional A Shares not in the form of CPOs issued and outstanding. In that connection, as of December 31, 1999, 2000, 2001, 2002 and 2003, the following number of additional A Shares were issued and outstanding: 2,456,550,000, 2,319,550,000, 2,319,550,000,
      2,319,593,117 and 2,749,900,671, respectively. See Note 13 to our year-end financial statements.

      The number of CPOs and Shares authorized, issued and outstanding for financial reporting purposes under Mexican and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our stock option plan and our long-term retention plan are not considered issued and outstanding for financial reporting purposes. In that connection, as of December 31, 1999, 2000, 2001, 2002 and 2003, the following number of CPOs were issued and outstanding for financial reporting purposes: 2,161,908,350, 2,201,056,125, 2,186,933,525,
      2,184,297,425, and 2,152,700,442, respectively. The following additional A Shares were issued and outstanding for financial reporting purposes as of December 31, 1999, 2000, 2001, 2002 and 2003: 2,353,697,650,
      2,295,458,982, 2,295,458,982, 2,295,502,099, and 2,295,502,099,
      respectively. For further description of the foregoing, see Note 13 to our year-end financial statements and "Directors, Senior Management and Employees -- Stock Option Plan."

      The number of Shares authorized, issued and outstanding during the five-year period ended December 31, 2003 reflects: (i) the repurchase of 64,217,100 CPOs in the open market in 1999, 2000 and 2003, pursuant to our share repurchase program; (ii) the acquisition of 161,091,018 A Shares and 116,873,233 CPOs by certain of our subsidiaries which at December 31, 2003 had been merged into Televisa, S.A. de C.V., in 1999, 2000, 2001, 2002 and 2003 (including repurchases in the open market); (iii) the cancellation of 89,241,679 CPOs and 137,000,000 A Shares in 2000 and 2003; (iv) the
      issuance of 57,640,775 CPOs and 430,350,671 A Shares in 2000, 2002 and
      2003; (v) the resale of 5,000,000 CPOs in 2003 to one of the participants in our stock option plan; and (vi) the acquisition of 430,307,554 A Shares by the trust created in 2003 to implement our long-term retention plan. See Note 13 to our year-end financial statements.

(7) See Note 26 to our year-end financial statements. In contrast to Mexican GAAP, the results of our music recording segment from prior and subsequent periods are not reflected as discontinued operations under U.S. GAAP, since we continue to have significant influence over Univision.

(8) The weighted average number of Shares and CPOs outstanding under U.S. GAAP as of December 31, 1999 differs from the weighted average number of Shares and CPOs outstanding as of this date under Mexican GAAP as a result of a difference in the accounting treatment of the 95,117,650 CPOs and an additional 102,882,350 A Shares that we acquired in connection with our acquisition of Televisa Comercial, S.A. de C.V. in June 1999. Under U.S. GAAP, these CPOs and additional A Shares have been classified as repurchased Shares since January 1, 1999, the date from which we and Televisa Comercial were under common control with Grupo Televicentro, S.A. de C.V., or Televicentro. Under Mexican GAAP, these CPOs and A Shares have been classified as repurchased Shares since June 30, 1999. See Notes 2, 23 and 26 to our year-end financial statements.

(9) Current notes payable to banks and other notes payable include Ps.64.4 million, Ps.65.3 million, Ps.14.0 million and Ps.7.4 million of other notes payable as of December 31, 1999, 2000, 2001 and 2002, respectively. See Note 8 to our year-end financial statements.

(10) Long-term debt includes the Ps.74.6 million, Ps. 82.3 million and Ps. 6.8 million of other notes payable as of December 31, 1999, 2000 and 2001, respectively. See "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 8 to our year-end financial statements.

(11) Net of amounts in respect of repurchased Shares as of December 31, 2000, 2001, 2002 and 2003 in the amount of Ps.203.2 million, Ps.248.0 million, Ps.254.8 million and Ps.619.7 million, respectively.

(12) "Average prime time audience share" for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and "average rating" for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, "prime time" in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and "weekday prime time" is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see "Information on the Company -- Business Overview -- Television -- Television Broadcasting."

(13) The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(14) Innova, S. de R.L. de C.V., or Innova, our direct-to-home, or DTH, satellite service in Mexico, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. Our share in the results of operations of Innova through December 31, 2000 was included in our income statement under the line item "Equity in losses of affiliates." For a description of Innova's business and results of operations and financial condition, see "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico" and Innova's year-end financial statements for the years ended December 31, 2001, 2002 and 2003, which begin on page F-66. Under Mexican GAAP, effective January 1, 2001, we no longer recognize equity in losses in respect of our investment in Innova in our income statement. See "Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates." Beginning April 1, 2004, Innova was consolidated in our financial results.

(15) Through April 2002, we operated our cable television business, Empresas Cablevision, S.A. de C.V., or Cablevision, through a joint venture with America Movil, S.A. de C.V., or America Movil. America Movil sold its 49% equity interest in Cablevision in connection with an offering in Mexico on April 11, 2002. See "Information on the Company -- Business Overview -- Cable Television." The figures set forth in this line item represent the total number of subscribers for Cablevision's basic service package at the end of each year presented. For a description of Cablevision's business and results of operations and financial condition, see "Operating and Financial Review and Prospects -- Results of Operations -- Cable Television" and "Information on the Company -- Business Overview -- Cable Television."

(16) We launched Esmas.com in May 2000. Since May 2000, the results of operations of EsMas.com have been included in the results of operations of our Other Businesses segment. See "Operating and Financial Review and Prospects -- Results of Operations -- Other Businesses." For a description of EsMas.com, see "Information on the Company -- Business Overview -- Other Businesses -- EsMas.com." The figures set forth in this line item represents the number of registered users in each year presented. The term "registered user" means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by EsMas.com.

                              THE RECAPITALIZATION

      Substantially all of the conditions precedent to the Recapitalization have occurred and the physical settlement of the Shares being distributed as part of the Recapitalization is expected to be completed shortly. The Recapitalization will increase the number of our outstanding Shares by a factor of 39 but will not affect our total equity or dilute the equity interest of any shareholder. The Recapitalization comprises these steps:

      - a stock split in which each outstanding Share will be divided into 25 Shares of the same class;

      -     the creation of a new class of common or ordinary shares, the B
            Shares;

      - a stock dividend in which we will distribute, to holders of outstanding Shares, 14 new Shares (of various classes depending on the class held) for every 25 Shares outstanding after the stock split;

      - an increase in the number of Shares represented by each outstanding CPO, from three Shares to 117 Shares; and

      -     amendments to our bylaws related to these transactions.

THE STOCK SPLIT AND STOCK DIVIDEND

      As part of the Recapitalization, we will carry out a stock split in which each of our outstanding Shares is divided into 25 Shares of the same class. Following the stock split and the creation of the B Shares, we will increase our capital by incorporating approximately Ps. 906 million of retained earnings into capital stock and issuing approximately 132,560 million new Shares, equal to fourteen new Shares (of various classes, depending on the class held), for every 25 Shares outstanding after the split. We will not receive any consideration for the issuance of the new Shares.

      The following table summarizes the effect of the stock split and the stock dividend on a holder of one Share of each class of our capital stock:

   BEFORE THE        AFTER THE STOCK      14 NEW SHARES DISTRIBUTED
RECAPITALIZATION          SPLIT           PER 25 SHARES (POST-SPLIT)            AFTER THE RECAPITALIZATION
----------------          -----           --------------------------            --------------------------
one A Share          25 A Shares          four B Shares, five D Shares          25 A Shares, four B Shares, five
                                          and five L Shares                     D Shares and five L Shares

one D Share          25 D Shares          nine B Shares, five D Shares          nine B Shares, 30 D Shares

one L Share          25 L Shares          nine B Shares, five L Shares          nine B Shares, 30 L Shares

The following table summarizes the effect of the Recapitalization on the total number of Shares of each class of our capital stock, based on the number of Shares outstanding at April 16, 2004:

                         BEFORE THE RECAPITALIZATION                        AFTER THE RECAPITALIZATION
                         ---------------------------                        --------------------------
                              (% OF TOTAL         (% OF TOTAL                     (% OF TOTAL        (% OF TOTAL
              (MILLIONS)     CAPITAL STOCK)      VOTING STOCK)     (MILLIONS)    CAPITAL STOCK)     VOTING STOCK)
              ----------     --------------      -------------     ----------    --------------     -------------
SERIES A          4,989              52.69             100.00%       124,736             33.78             67.42
SERIES B              -                  -                  -         60,270             16.32             32.58
SERIES D          2,240              23.65                  -         92,134             24.95                 -
SERIES L          2,240              23.65                  -         92,134             24.95                 -
TOTAL             9,469             100.00%            100.00%       369,273            100.00%           100.00%

EFFECT OF THE RECAPITALIZATION ON A SHARES, D SHARES AND L SHARES

      The Recapitalization will not change the voting and economic rights of the A Shares, D Shares and L Shares, except in two respects. First, the number of directors (and corresponding alternate directors) that the holders of A Shares are entitled to designate will decrease by five, from sixteen to eleven, and the holders of the new B Shares will be entitled to designate five directors (and corresponding alternate directors). Second, the aggregate amount of the cumulative annual preferred dividend payable by the Company will increase as a result of the stock dividend, while the per share amount of the cumulative annual preferred dividend to which the holder of one D Share is entitled will decrease as a result of the stock split.

      For a description of the principal amendments to our bylaws that were adopted in connection with the Recapitalization, see "Other Information -- Bylaws."

EFFECT OF THE RECAPITALIZATION ON CPOS

      Our Shares trade in the form of CPOs, each currently representing one A Share, one D Share and one L Share. The Recapitalization will increase the number of Shares represented by each CPO from three Shares to 117 Shares. Following the Recapitalization, one CPO will represent 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares.

      While the dividend preference per D Share will decrease by a factor of 25 as a result of the stock split, the number of D Shares owned by a holder of one CPO will increase by a factor of 35. Accordingly, the amount of the preferred dividend on one CPO will increase by 40% (reflecting the 25-for-1 split and the distribution in the stock dividend of ten D Shares to each holder of one CPO).

      Amendments to the CPO Trust Agreement and the CPO Deed of Issuance related to the Recapitalization were approved by the CPO holders at a meeting on April 5, 2004.

EFFECT OF THE RECAPITALIZATION ON GDSS

      Our Shares also trade in the form of GDSs, each representing 20 CPOs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Following the Recapitalization, one GDS will continue to represent 20 CPOs, and each GDR will continue to represent the same number of GDSs as before the Recapitalization. No approval or other action was or will be required by holders of GDSs.

DELIVERY OF NEW SHARES

      We will deliver the shares issued in the Recapitalization to our shareholders, generally through S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, which is the clearing system for securities traded on the Mexican Stock Exchange. At that time, we also will deposit into the CPO Trust the new shares to be held by the CPO Trustee on behalf of holders of CPOs (including CPOs held in the form of GDSs).

      For shareholders who hold share certificates in physical form, delivery will be made at our offices.

THE B SHARES

       We will create a new class of capital stock, the B Shares, with no par value. The B Shares will be common or ordinary shares, like the A Shares, with no preferred dividend rights and no preference upon liquidation. Holders of the B Shares will have the right to elect five out of 20 members of our Board of Directors at a shareholders' meeting that must be held within the first four months after the end of each year, beginning in 2005.

       As is the case for the A Shares: (a) holders of B Shares will have the right to vote on all matters subject to shareholder approval at any general shareholders' meeting, (b) holders of B Shares will have the right to vote at special meetings of B Shares, on any matter subject to approval at such a meeting and (c) under Mexican law, non-Mexicans may not own B Shares directly or exercise any voting rights in respect of B Shares, but they may hold B Shares indirectly through the CPO Trust, which will control the voting of the B Shares.

MAJOR SHAREHOLDERS

     Prior to March 2004, our controlling shareholder was Grupo Televicentro, S.A. de C.V., or Televicentro. Televicentro's equity is currently owned through the Shareholder Trust, by the following trusts: a trust for the benefit of Emilio Azcarraga Jean, the Azcarraga Trust; a trust for the benefit of Promotora Inbursa S.A. de C.V., the Inbursa Trust; and a trust for the benefit of five individual members of the Aramburuzabala and Fernandez families, the Investor Trust. Promotora Inbursa is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. The interests of the Aramburuzabala family represent 16.21%, and the interests of the Fernandez family represent 3.80%, of Televicentro's capital stock. For a description of the arrangements with the Major Shareholders, see "Major Shareholders and Related Party Transactions". Before giving effect to the Recapitalization, Televicentro owns approximately 2,348 million A Shares and 53 million A Shares, L Shares and D Shares in the form of CPOs.

     In March 2004, the Televicentro shareholders contributed all their shares in Televicentro to a trust, the Shareholder Trust. Following the Recapitalization, Televicentro will distribute all its Shares and CPOs to the Shareholder Trust, or Televicentro Distribution, and, as a result, will cease to be one of our shareholders.

     For a description of the arrangements among our Major Shareholders following the Recapitalization, see "Major Shareholders and Related Party Transactions."

                                    DIVIDENDS

     Decisions regarding the payment and amount of dividends are subject to approval by a majority of the holders of the A Shares and, after giving effect to the Recapitalization, a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. The Azcarraga Trust controls the voting of the A Shares and, as a result of such control, the ability to determine whether dividends are to be paid and the amount of such dividends. See "Major Shareholders and Related Party Transactions -- The Major Shareholders." On March 25, 2004 the Company's Board of Directors approved a dividend policy under which we intend to pay an annual regular dividend of Ps.0.35 per CPO. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends subject to certain conditions.

     In addition, at our annual general shareholders' meeting held on April 16, 2004, our shareholders approved the payment of a special dividend of Ps.0.87 per CPO, which, when combined with the annual regular dividend, resulted in a total dividend payment of Ps.1.22 per CPO, for an aggregate payment amount of Ps. 3,850 million. This dividend payment included dividends paid to the holders of A Shares and L Shares and the cumulative preferred dividends paid to holders of D Shares underlying each CPO, and 0.41 Pesos per A Share not in the form of CPO's. This dividend was paid on May 21, 2004.

                            EXCHANGE RATE INFORMATION

     Since November 1991, Mexico has had a free market for foreign exchange, and since December 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. Recently, global terrorist attacks and a weaker U.S. economy, combined with the conflicts in the Middle East, have negatively affected international markets, may continue to impact the value of the Peso in the future. See " -- Risk Factors -- Risk Factors Related to Mexico -- Developments in Other Emerging Market Countries or the United States May Affect Us and the Prices for Our Securities." We cannot assure you that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in the city of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed as Ps. per U.S.$1.00. As of June 25, 2004, the noon buying rate for the purchase of U.S. Dollars was Ps.11.32 per U.S. Dollar.

                                                                            EXCHANGE RATE
                                                        --------------------------------------------------------
                                                        HIGH             LOW          AVERAGE(1)      PERIOD END
                                                        ----             ---          ----------      ----------
YEAR ENDED DECEMBER 31,
     1999...................................            10.60            9.24             9.56            9.48
     2000...................................            10.09            9.18             9.47            9.62
     2001...................................             9.97            8.95             9.33            9.16
     2002...................................            10.43            9.00             9.75           10.43
     2003...................................            11.41           10.11            10.80           11.24
MONTH ENDED
     December 31, 2003......................            11.41           11.17            11.25           11.24
     January 31, 2004.......................            11.10           10.81            10.92           11.01
     February 28, 2004......................            11.25           10.91            11.03           11.06
     March 31, 2004.........................            11.23           10.92            11.02           11.18
     April 30, 2004.........................            11.43           11.16            11.27           11.40
     May 31, 2004...........................            11.64           11.38            11.52           11.41
     June 25, 2004..........................            11.49           11.30            11.38           11.32

----------

     (1) Annual average rates reflect the average of noon buying rates on the last day of each month during the relevant period. Monthly average rates reflect the average of daily noon buying rates.

     The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this annual report on Form 20-F. Our inclusion of these exchange rates is not meant to suggest that the Peso amounts actually represent these U.S. Dollar amounts or that Peso amounts could have been converted into U.S. Dollars at any particular rate, if at all.

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as obtaining foreign programming and other goods, would be adversely affected. See " -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies and/or Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

                                  RISK FACTORS

     The following is a discussion of risks associated with our company and an investment in our securities. Some of the risks of investing in our securities are general risks associated with doing business in Mexico. Other risks are specific to our business. The discussion below contains information, among other things, about the Mexican government and the Mexican economy obtained from official statements of the Mexican government as well as other public sources. We have not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations or the price of our securities.

                         RISK FACTORS RELATED TO MEXICO

ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS

     Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico.

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

     Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico's gross domestic product, or GDP, decreased 0.1% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.7%, 1.3% and 1.3% in 2002, 2003 and the three month period ended March 31, 2004, respectively. Inflation in 2001, 2002, 2003 and the three month period ended March 31, 2004 was 4.4.%, 5.7%, 4.0% and 1.6%, respectively. Although these inflation rates tend to be lower than Mexico's historical inflation rates, Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. GDP growth fell short of Mexican government estimates in 2003; however, according to Mexican government estimates, GDP in Mexico is expected to grow by approximately 3.0% to 3.5%, while inflation is expected to be less than 4.0%, in 2004. We cannot assure you that these estimates will prove to be accurate.

     If the Mexican economy should fall into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

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

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR THE U.S. MAY AFFECT US AND THE PRICES FOR OUR SECURITIES


     In the past, economic crises in Asia, Russia, Brazil and other areas and slowdowns in the U.S. adversely affected the Mexican economy. Future economic developments in other markets, such as Argentina and Venezuela, as well as the adverse conditions in the U.S., could adversely affect the Mexican economy in future periods. The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or our business.

     In particular, Argentina's insolvency and default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The former Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest, after a series of interim presidents and administrations following the resignation of President Fernando de la Rua in December 2001. On May 15, 2003, a new president, Nestor Kirchner, took office in Argentina and was expected to retain the same economy minister and continue the fiscal and monetary policies initiated by President Duhalde. On May 12, 2004, President Kirchner announced several measures to cope with the current energy crisis in Argentina, which include substantial increases in the export tax for oil and gas, increases in gas rates for industrial customers and the creation of a state-owned energy company. The overall expected impact on the sector appears negative. The strong devaluation of the Argentine peso may continue to have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment continue to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, the energy crisis may adversely affect Mexico, the price of our securities or our business.

     In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chavez was forced to resign from office by Venezuela's military commanders in an attempted coup d'etat. Although Mr. Chavez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Economic predictions for 2004 have fallen; this has led to increasing social instability and new massive public demonstrations against President Chavez. President Chavez has agreed to permit a recall election to take place, the date of which has yet to be determined. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, including Mexico, the price of our securities or our business.

     Our operations, including demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it is preparing for "measured" increases in interest rates in 2004. As interest rates rise, the prices of our securities may fall.

THE SEPTEMBER 11, 2001 TERRORIST ATTACKS ON THE U.S. AND MORE RECENTLY THE U.S. INVASION OF IRAQ, HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS


     Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers' budgets. Historically, advertising in most forms of media has correlated with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. Since those attacks, there have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the U.S. and abroad. In response to these terrorist attacks and threats, the U.S. has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security and the invasion of Afghanistan and Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the U.S., there can be no assurance that there will not be other attacks or threats in the U.S. or abroad that will lead to a further economic contraction in the U.S. or any other major markets. In the short term, however, terrorist activity against the U.S. and the consequent response by the U.S. has contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the U.S. decline, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF OUR COMPANY AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES AND/OR WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS


     A portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

     Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities.

HIGH INFLATION RATES IN MEXICO MAY DECREASE DEMAND FOR OUR SERVICES WHILE INCREASING OUR COSTS


     Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, was 4.4% for 2001, 5.7% for 2002, 4.0% for 2003 and 1.6% for the three month period ended March 31, 2004. Nonetheless, at approximately 4.3% per annum (as measured from May 2003 to May 2004), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:

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

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 11.3%, 7.1%, 6.2% and 5.6% for 2001, 2002, 2003 and the
three month period ended March 31, 2004. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. President Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy combined with recent political events has slowed economic reform and progress. In elections in 2003, the political party of Mexico's President Vicente Fox lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox's ability to implement his economic reforms. During 2004, there will be elections for approximately one-third of Mexico's 32 states. National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico, as well as currency instability in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

MEXICAN ANTITRUST LAWS MAY LIMIT OUR ABILITY TO EXPAND THROUGH ACQUISITIONS OR JOINT VENTURES


     Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comision Federal de Competencia, or Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant joint ventures. In 2002, the Mexican Antitrust Commission did not approve the proposed merger of our radio subsidiary, Sistema Radiopolis, S.A. de C.V., or Sistema Radiopolis, with Grupo Acir Comunicaciones, S.A. de C.V., or Grupo Acir, and it may not approve any proposed future acquisition or joint venture that we may pursue. See "Information on the Company -- Business Overview -- Radio" and " -- Regulation."

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION


     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years. See Note 26 to our year-end financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

                 RISK FACTORS RELATED TO OUR MAJOR SHAREHOLDERS

EMILIO AZCARRAGA JEAN HAS SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT AND THE INTERESTS OF MR. AZCARRAGA JEAN MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS


     After giving effect to the Recapitalization and the Televicentro Distributions, Shares and CPOs held through the Shareholder Trust by the Azcarraga Trust, the Inbursa Trust and the Investor Trust will constitute approximately 49.71% of the outstanding A Shares, approximately 13.28% of the outstanding B Shares, and approximately 37.84% of the total number of outstanding A Shares and B Shares combined. The Azcarraga Trust will beneficially own 55.29% of the Shares held through the Shareholder Trust; the Inbursa Trust will beneficially own 24.70%; and the Investor Trust will beneficially own 20.01%, of which 16.21% will represent the interests of the Aramburuzabala family, and 3.80% represent the interests of the Fernandez family.

     The Shares held through the Shareholder Trust will be voted by the trustee as instructed by a Technical Committee comprising five members, three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust.

     Accordingly, except as described below, Emilio Azcarraga Jean controls the voting of the Shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcarraga Jean. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcarraga Jean will have the ability to direct the election of eleven out of 20 members of our Board.

     In accordance with the trust agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals as members of our Board, who will be designated as follows. Emilio Azcarraga Jean will be entitled to nominate two individuals. The Investor Trust will be entitled to nominate one individual so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares. Until the Inbursa Trust is entitled to release all its Shares from the Shareholder Trust, and so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it will be entitled to nominate two individuals.

     Because the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute only 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to our Board. However, the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute a higher proportion of the B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying B Shares.

     Mr. Azcarraga Jean has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of Shares held through the Shareholder Trust on matters specifically agreed upon in the Shareholder Trust Agreement, Consultation Matters, including increases or reductions in our capital stock; merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Company; related party transactions, extensions of credit or Share repurchases, in each case exceeding specified thresholds; and selection of the chairman of our Board of Directors, if different from Emilio Azcarraga Jean. See "Major Shareholders and Related Party Transactions -- the Televicentro Distribution"

OUR MAJOR SHAREHOLDERS MAY SELL SHARES IN THE FUTURE

     Except for the 2 million CPOs which will be released to the Fernandez family immediately upon the completion of the Recapitalization, the Shareholder Trust beneficiaries will not be permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust may release or sell any or all of its shares from the Shareholder Trust. The Inbursa Trust may release or sell up to two-thirds of its shares from July 1, 2005 through June 30, 2009 and any or all of its shares beginning July 1, 2009. The Azcarraga Trust may release or sell any or all of its shares from the Shareholder Trust beginning July 1, 2005, but upon any such release or sale, the Inbursa Trust may freely release or sell any or all of its shares. In addition, if either of the Inbursa Trust or the Investor Trust requests that shares be voted in a particular way on a Consultation Matter, and Mr. Azcarraga Jean declines to do so, such party may immediately release its shares from the Shareholder Trust and sell its shares into the market. Sales of such shares may have an adverse effect on the market for our equity securities and/or result in a change of control of our ownership.

AS OUR CONTROLLING SHAREHOLDER, EMILIO AZCARRAGA JEAN WILL HAVE THE ABILITY TO LIMIT OUR ABILITY TO RAISE CAPITAL, WHICH WOULD REQUIRE US TO SEEK OTHER FINANCING ARRANGEMENTS


     Emilio Azcarraga Jean has the voting power to prevent us from raising money through equity offerings. Mr. Azcarraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional A Shares in order to maintain such power. In the event that Mr. Azcarraga Jean is unwilling to subscribe for additional Shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other financing, which we may not obtain, or if so, possibly not on favorable terms.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR BROADCAST OR OTHER CONCESSIONS


     Under Mexican law, we need concessions from the Secretaria de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems, as well as to operate our nationwide paging business. The expiration dates for the concessions for our television stations range from 2004 to 2015. Our concessions for Channels 2, 4, 5 and 9 in Mexico City expire in 2009. Our cable telecommunications concessions expire in 2029. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law. This may not happen in the future and the current law may change or be superseded by new laws. If we are unable to renew our concessions for any of our significant stations before they expire, our business would be materially adversely affected. The SCT can revoke our concessions and the Mexican government can require us to forfeit our broadcast assets under the circumstances described under "Information on the Company -- Business Overview -- Regulation."

WE FACE COMPETITION IN EACH OF OUR MARKETS THAT WE EXPECT WILL INTENSIFY

     We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See "Information on the Company -- Business Overview -- Television -- Television Industry in Mexico" and " -- Television Broadcasting." In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies. Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay television market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay television customers and require us to make significant capital expenditures in new technologies. Developments may limit our access to new distribution channels, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.

THE SEASONAL NATURE OF OUR BUSINESS AFFECTS OUR REVENUE AND A SIGNIFICANT REDUCTION IN FOURTH QUARTER NET SALES COULD IMPACT OUR RESULTS OF OPERATIONS


     Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2001, 2002 and 2003, we recognized 28.8%, 29.5% and 29.8% of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

FUTURE ACTIVITIES WHICH WE MAY WISH TO UNDERTAKE IN THE U.S. MAY BE AFFECTED BY OUR ARRANGEMENTS WITH UNIVISION AND MAY AFFECT OUR EQUITY INTEREST IN UNIVISION


     We have an agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in the U.S., with some exceptions, as described in "Information on the Company -- Business Overview -- Univision."

     We are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain Spanish-language television broadcasting ventures to the extent they relate to U.S. Spanish-language television broadcasting. Should Univision exercise these rights, Univision would reduce our share of potentially lucrative corporate opportunities involving these ventures. In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the U.S., including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming, and to create future channels available in the U.S. that feature our programming. See "Information on the Company -- Business Overview -- Univision." The current joint venture with Univision and any future venture we might pursue involving U.S. Spanish-language television broadcasting, with or without Univision as a partner, may compete directly with Univision to the extent such ventures seek viewership among Hispanic households in the U.S. Direct competition between Univision and these ventures could have a material adverse effect on the financial condition and results of operations of the ventures and the value of our investment in Univision.

     In the past, we had disagreements with Univision over our ability to broadcast over the Internet programs to which Univision had rights in the U.S. As part of the amendments in December 2001 to our arrangements with Univision, we agreed that for a five-year period, ending December 2006, we and Univision each would have limited rights to transmit via the Internet certain limited programming. At the end of this period, the terms of our agreement with Univision in respect of these rights will revert to the provisions of our prior agreement. We continue to believe that these terms allow us to distribute internationally, including in the U.S., on our Internet service originating from Mexico, programs to which Univision believes it has exclusive rights in the U.S. If Univision disagrees with our position, we cannot assure you as to whether, after December 2006, we will provide our television programming over the Internet for U.S. distribution. However, if we do provide our programming for U.S. distribution via the Internet, Univision may commence legal proceedings and we may not prevail in litigation.

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

     We have invested a significant amount, and will continue to invest significant additional amounts, to develop DTH satellite services primarily in Mexico and other countries throughout Latin America. In recent years, we have experienced substantial losses and substantial negative cash flow, and we expect to continue to experience substantial losses for at least the next several years, as a result of our participation in the DTH joint ventures, which would adversely affect our net income. See Notes 10 and 12 to our year-end financial statements. Under Mexican GAAP, effective January 2001 and December 2002, we no longer recognize equity in losses in respect of our investments in Innova and Sky Multi-Country Partners, or MCOP, respectively, in our income statement. See "Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates."

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

     We own a 60% interest in Innova, our DTH joint venture in Mexico. The balance of Innova's equity is owned by The News Corporation Limited, or News Corp., and Liberty Media International Holdings, LLC, or Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indentures that govern the terms of the notes issued by Innova in April 1997 and September 2003 contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.

     We own minority interests in DTH joint ventures in Colombia and Chile through MCOP. See "Information on the Company -- Business Overview -- DTH Joint Ventures." Although we have some governance rights, we do not control these joint ventures.

INNOVA'S PRINCIPAL DTH COMPETITOR IN MEXICO AND MCOP'S PRINCIPAL DTH COMPETITOR IN LATIN AMERICA HAS RECENTLY UNDERGONE A BANKRUPTCY REORGANIZATION, AND WE CANNOT PREDICT THE EFFECT THIS WILL HAVE ON OUR BUSINESS


     DIRECTV Latin America, LLC, or DLA, provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico, and in Latin America through various other entities. On March 18, 2003, citing difficult economic and political conditions, high fixed costs and substantial debt levels, DLA announced that it had filed a voluntary petition for bankruptcy protection under chapter 11 of the U.S. Bankruptcy Code. DLA emerged from bankruptcy on February 24, 2004 pursuant to a plan of reorganization approved by the U.S. Bankruptcy Court in Wilmington Delaware.

     We cannot predict what impact the bankruptcy reorganization of DLA will have on the competitive environment for DTH in Mexico, Latin America or on Innova's or MCPO's or our business, financial condition or results of operations. See "Information on the Company -- Business Overview -- Competition." Increased competition could result in a loss of subscribers or pricing pressure, which may adversely affect our business, financial condition or results of operations.

ONE OF INNOVA'S AND MCOP'S OWNERS, NEWS CORP., HAS ACQUIRED AN INDIRECT INTEREST IN DIRECTV MEXICO, INNOVA'S DTH COMPETITOR IN MEXICO AND MCOP'S COMPETITOR IN OTHER COUNTRIES IN LATIN AMERICA, AND IN PANAMSAT, AND WE CANNOT PREDICT WHAT EFFECT THIS WILL HAVE ON US OR INNOVA OR MCOP

     In December 2003, News Corp. acquired a 34% equity interest in The DIRECTV Group, Inc., or DIRECTV (formerly Hughes Electronics Corporation), and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corp. Some of the businesses contained in DIRECTV include:

          - an 85.9% equity interest in DLA, which provides competing DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico; and

          - an 80.5% equity holding in satellite operator PanAmSat Corporation, or PanAmSat, our primary satellite service provider.

     Innova's Social Part Holders Agreement provides that neither we nor News Corp. may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to limited exceptions). As result of News Corp.'s acquisition of an interest in DIRECTV, News Corp. owns an indirect interest in DIRECTV Mexico, our DTH competitor. Accordingly, under Innova's Social Part Holders Agreement, this acquisition required our consent. In addition, we believe that this acquisition violates exclusivity provisions in our arrangements with MCOP. We are currently discussing this situation with News Corp. We cannot predict how this situation will be resolved.

     In April 2004, DIRECTV announced that it had executed a definitive agreement to sell PanAmSat, our primary satellite service provider, to Kohlberg Kravis Roberts & Co., or KKR.

     We cannot predict what impact News Corp.'s acquisition of an interest in DIRECTV or PanAmSat, or the pending sale of PanAmSat to KKR, will have on the competitive environment for DTH in Mexico, Latin America or on our business, financial condition or results of operations.

WE ARE EXPLORING A POSSIBLE TRANSACTION INVOLVING DIRECTV MEXICO AND OTHER DIRECTV OPERATORS IN LATIN AMERICA.

     We are exploring with our partners in Innova a possible transaction involving DIRECTV Mexico, as well as DIRECTV operations elsewhere in Latin America. Any such transaction could involve a material amount of debt or equity financing and significant subscriber acquisition costs. Any such transaction would be subject to a number of conditions, including reaching a definitive agreement. There has been no agreement reached to date on any transaction and it is uncertain whether any transaction will take place.

MCOP, OUR DTH JOINT VENTURE IN LATIN AMERICA OUTSIDE OF MEXICO AND BRAZIL, MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

     We indirectly hold a 30% equity interest in MCOP, our DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. The balance of MCOP's equity is owned by News Corp. and Globo Comunicacoes e Participacoes S.A., or Globopar, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. The financial condition of MCOP raises substantial doubt about its ability to continue as a going concern. MCOP has suffered substantial losses and substantial negative cash flow in recent years and we expect it to continue experiencing substantial losses for at least the next several years. MCOP shut down operations in Argentina in 2002 and is currently expected to continue operations in Colombia and Chile. In addition, in October 2002, Globopar announced that it will reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in the credit available to Brazilian companies. Globopar and some of its subsidiaries are rescheduling their financial debt obligations and currently reviewing their business plans together with holders of Globopar's bank debt and bonds, comprised of institutional holders of Globopar's bank debt and bonds. As a result of Globopar's financial condition, since September 2002, Globopar has ceased providing financial support to MCOP. It is unclear whether Globopar can or will continue to make any capital contributions to MCOP. While we and our partners intend to continue operating MCOP in respect of its operations in Colombia and Chile in a restructured form, decisions as to the operations of MCOP, including the making of capital contributions, require the affirmative vote of 75% of the partners. We currently do not intend to dedicate resources and make funding available to these operations other than the amounts required to be paid under MCOP's transponder service agreement with PanAmSat, which is described below and elsewhere in this annual report, and since September 2002 we, News Corp. and Liberty Media have funded such payments through the making of loans. MCOP also intends to explore its various alternatives, including entering into negotiations with the creditors and other parties with whom MCOP has arrangements in an effort to mitigate its costs and expenses.

     MCOP is currently delinquent in respect of a portion of its transponder payments to PanAmSat, and since November 2002 has been operating under a forbearance agreement with PanAmSat, which has been extended through July 31, 2004. Under the transponder service agreement, MCOP is obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. In 2003, it was announced that the PAS-6B satellite may cease operations entirely around 2008, as a result of a failure in certain systems of this satellite. MCOP may terminate the related transponder service agreement as a result. We, News Corp., Globopar and Liberty Media have guaranteed 30%, 30%, 30% and 10%, respectively, of MCOP's obligations under this agreement. MCOP was in compliance with its obligations until November 2002. Since then, we, News Corp. and Liberty Media have loaned to MCOP amounts equal to our respective guaranteed portion of the obligations, and MCOP has, in turn, paid to PanAmSat 70% of its obligations under this agreement. Pursuant to the forbearance agreement, MCOP or its guarantors, including us, has agreed to pay 70% of the service fee payments that are past due under the transponder service agreement plus any applicable late payment interest. The remaining service fees will continue to be due and payable by MCOP or its guarantors as specified in the transponder service agreement. If MCOP fails to pay any of the forbearance fees or any service fees for which PanAmSat has not granted forbearance rights, PanAmSat will be entitled to terminate the transponder service agreement and demand payment for all amounts due under the agreement. As one of four guarantors under the transponder service agreement, we are liable only for up to 30% of MCOP's obligations under the transponder service agreement. As of December 31, 2003, we guaranteed payments of approximately U.S.$44.1 million over the probable life of the agreement, and we recognized a liability up to the amount of these guarantees in our consolidated balance sheet in an aggregate amount of approximately U.S.$36.8 million, which represents the present value of these payments as of that date. The partners of MCOP, other than Globopar, are currently in discussions with PanAmSat to address the Globopar situation and the status of MCOP's obligations. If MCOP defaults on its obligations to PanAmSat or these obligations were declared due or payable by PanAmSat, a substantial liability to PanAmSat could become immediately due and payable which would, in turn, have a material adverse effect on our financial condition. In addition, PanAmSat could terminate services and unless we found alternative transponder services, MCOP could not continue to provide services to Colombia and Chile.

     Globopar's announcement relating to its restructuring of its financial debt obligations may also affect the operations of DTH TechCo Partners, or TechCo, our U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. TechCo provides these services primarily to MCOP, Innova and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corp. and Liberty Media). TechCo depends on payments from MCOP, Innova and Sky Brasil to fund its operations. Since September 2002, Globopar has ceased providing financial support to TechCo and MCOP, and MCOP, in turn, has ceased making payments to TechCo, which payments we believe previously accounted for over 50% of TechCo's revenue. TechCo is obligated to make payments under its capital leases with various maturities between 2003 and 2007 for an aggregate amount of U.S.$43.9 million. We, News Corp., Globopar and Liberty Media indirectly hold an interest (in the same proportion as our interests in MCOP are held) in TechCo, and have guaranteed 36%, 36%, 36% and 12%, respectively, of certain of TechCo's obligations. As of December 31, 2003, we had guaranteed payments by TechCo in the aggregate amount of U.S.$15.8 million. We, News Corp. and Liberty Media have been funding TechCo's operating cash shortfall through loans, and we currently intend to continue to fund TechCo's shortfall in the form of loans. In addition, we are in discussions regarding how TechCo will be fully funded, although no assurances can be given that we will reach a satisfactory resolution as to how to provide continued funding for TechCo. If, as a result of its financial condition and restructuring, Globopar fails to make its contributions to TechCo and MCOP, MCOP and Sky Brasil continue to fail to make their required payments and we, News Corp. and Liberty Media decide not to make up the shortfall, then TechCo's ability to provide service to its customers, including Innova, and Innova's ability to provide services to its customers, could be compromised. In that case, if Innova is unable to obtain replacement services at comparable prices, it would be unable to provide a substantial portion of its programming services to its customers which would, in turn, have a material adverse effect on its business.

WE EXPECT TO RECOGNIZE AN INCREASED INDEBTEDNESS, A CUMULATIVE LOSS EFFECT AND OTHER ADVERSE ACCOUNTING IMPACTS FROM ACCOUNTING CHANGE AS A RESULT OF THE CONSOLIDATION OF INNOVA BEGINNING APRIL 1, 2004 IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2004, AND POSSIBLY IN FUTURE YEARS

     As a result of the consolidation of Innova beginning April 1, 2004, we expect financial statements to be updated as follows:

     Our consolidated total assets will immediately increase by approximately Ps. 2,928.1 million beginning April 1, 2004. Our consolidated total liabilities will immediately increase by approximately Ps. 5,237.1 million beginning April 1, 2004, including an approximate Ps. 5,782.1 million increase in our aggregate consolidated debt. Our consolidated stockholders' equity will immediately decrease by approximately Ps. 2,309.0 million beginning April 1, 2004, as a result of the outstanding stockholders' deficit reflected in Innova's financial statements. We expect that our consolidated net sales, costs and operating expenses, and operating income before depreciation and amortization, will increase in the second, third and fourth quarters of 2004, as well as in 2005 and beyond. The adverse impacts on our financial statements, including the substantial increase in our consolidated debt, the decrease in our stockholder equity, and the increase in our consolidated costs and expenses, may have an adverse impact on the price of our securities.

     For a further description of the likely impact that the consolidation of Innova will have on our financial statements, see "Operating and Financial Review and Prospects -- Results of Operations -- Consolidation of Innova".

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

NON-MEXICANS MAY NOT HOLD A SHARES, B SHARES OR D SHARES DIRECTLY AND MUST HAVE THEM HELD IN A TRUST AT ALL TIMES

     Non-Mexicans may not directly own A Shares, B Shares or D Shares, but may hold them indirectly through a CPO trust, which will control the voting of the A Shares and B Shares. Under the terms of the CPO Trust, beginning in December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

NON-MEXICAN HOLDERS OF OUR SECURITIES FORFEIT THEIR SECURITIES IF THEY INVOKE THE PROTECTION OF THEIR GOVERNMENT


     Pursuant to Mexican law, our bylaws provide that non-Mexican holders of CPOs and GDSs may not ask their government to interpose a claim against the Mexican government regarding their rights as shareholders. If non-Mexican holders of CPOs and GDSs violate this provision of our bylaws, they will automatically forfeit the A Shares, B Shares, L Shares and D Shares underlying their CPOs and GDSs to the Mexican government.

NON-MEXICAN HOLDERS OF OUR SECURITIES HAVE LIMITED VOTING RIGHTS

     Non-Mexican holders of GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our Shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see "Other Information -- Bylaws -- Voting Rights and Shareholders' Meetings."

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

GDS HOLDERS MAY FACE DISADVANTAGES WHEN ATTEMPTING TO EXERCISE VOTING RIGHTS AS COMPARED TO OTHER HOLDERS OF OUR SECURITIES

     In situations where we request that JPMorgan Chase Bank, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For shareholders' meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under "Voting Rights and Shareholders' Meeting - Holders of CPOs." For CPO Holders' meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders' meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders' meeting.

     This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.

THE INTERESTS OF OUR GDS HOLDERS WILL BE DILUTED IF WE ISSUE NEW SHARES AND THESE HOLDERS ARE UNABLE TO

EXERCISE PREEMPTIVE RIGHTS FOR CASH


     Under Mexican law and our bylaws, our shareholders have preemptive rights. This means that in the event that we issue new Shares for cash, our shareholders will have a right to subscribe the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the Securities Act of 1933, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In that connection, in 2002 we did not register the 430.3 million A Shares authorized, issued and subscribed in connection with our Long Term Retention Plan. Accordingly, the voting rights of GDS holders were diluted. See "Directors, Senior Management and Employees -- Long Term Retention Plan" and "Other Information -- Bylaws -- Preemptive Rights." In addition, although the deposit agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible.

THE PROTECTIONS AFFORDED TO MINORITY SHAREHOLDERS IN MEXICO ARE DIFFERENT FROM THOSE IN THE U.S.

     In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See "Other Information -- Mexican Securities Market Law" and " -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections." Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the U.S. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or major shareholders than it would be for shareholders of a U.S. company.

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS


     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S., and some of the experts named in this annual report also reside outside of the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

                           FORWARD-LOOKING STATEMENTS

     This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the SEC on Form 6-K, in annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

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


     Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under " -- Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those listed above.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     Grupo Televisa, S.A. is a sociedad anonima, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City under Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2089. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico. Our telephone number at that address is (52) (55) 5261-2000.

     We are the largest media company in the Spanish-speaking world and a major player in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services in which we own interests in Mexico and Latin America. We also license our programming to other television, pay-per-view television and cable broadcasters throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are also a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, and an Internet portal. We also own an unconsolidated equity interest in Univision, the leading Spanish-language television broadcaster in the U.S.

     The programs shown on our networks are among the most-watched programs in Mexico. In 2002 and 2003, approximately 72% and 70% of all Mexicans watching television during prime time hours and over 74% and 72% watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and in 2002 and 2003, those operations generated approximately 64.0% and 64.4% of our total revenues.

                              CAPITAL EXPENDITURES

     The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2001, 2002 and 2003 and our projected capital expenditures for the year ended December 31, 2004. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2004, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Liquidity" and " -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

                                                                         YEAR ENDED DECEMBER 31,(1)
                                                        ------------------------------------------------------------

                                                            2001            2002            2003            2004
                                                            ----            ----            ----            ----
                                                                         (MILLIONS OF U.S. DOLLARS)
Capital expenditures(2)............................     U.S.$  141.8    U.S.$  135.2    U.S.$   94.9    U.S.  $110.0
Investments in DTH joint ventures(3)...............            115.9            32.5            20.6            17.0
Investments in Internet-related businesses.........             11.4              --              --              --
Investment in Univision(4).........................            375.0              --              --              --
Investment in OCEN(5)..............................               --           104.7             4.8              --
Other acquisitions and investments(6)..............             15.0              --            85.5             2.0
                                                        ------------    ------------    ------------    ------------
   Total capital expenditures and investments......     U.S.$  659.1    U.S.$  272.4    U.S.$  205.8    U.S.$  129.0
                                                        ============    ============    ============    ============

(1) Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2001, 2002 and 2003 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in "Key Information -- Selected Financial Data," which is presented in constant Pesos of purchasing power as of December 31, 2003 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.11.225 to one U.S. Dollar, the Interbank Rate as of December 31, 2003, and (ii) certain data regarding capital expenditures set forth under "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

(2) Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$40.2 million in 2001, U.S.$18.8 million in 2002 and U.S.$17.4 million in 2003 for the expansion and improvement of our cable business.

(3) Includes investments made in the form of capital contributions and loans in all periods.


(4) In 2001, reflects an equity investment in Univision in the aggregate amount of U.S. $375.0 million. In 2002, we acquired in a non-cash transaction an additional stake in Univision valued at U.S.$235.1 million as consideration for selling our music recording business. See " -- Business Overview -- Television Broadcasting," " -- Univision" and Note 2 to our year-end financial statements.

(5) In 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, our live entertainment venture in Mexico, for U.S.$104.7 million, of which U.S.$37.7 million was paid in the first quarter of 2003. Additionally, in the first quarter of 2003, we made a capital contribution to OCEN of approximately U.S.$4.8 million. See " -- Business Overview -- Other Businesses -- Sports and Show Business Promotions" and Note 2 to our year-end financial statements.

(6) In 2001, reflects a U.S.$15.0 million minority investment in a programming production company. In 2003, we acquired Telespecialidades, a company which was owned by the shareholders of Televicentro in the same proportion that they owned Televicentro, for an aggregate amount of U.S.$83.0 million. Telespecialidades's net assets at the time of acquisition consisted principally of Shares of our capital stock in the form of CPOs, which Shares were previously owned by Televicentro, and tax loss carryforwards. See "The Major Shareholders and Related Party Transactions -- Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Major Shareholders." Additionally, in 2003 we made additional capital contributions in the aggregate amount of U.S.$2.5 million and in 2004 we expect to make additional capital contributions in the amount of U.S.$2.0 million in our programming for pay television joint venture with Univision, which operations commenced in the U.S. in the second quarter of 2003. See " -- Business Overview -- Univision" and Note 2 to our year-end financial statements.

       In 2001, 2002, and 2003, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2004, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2004 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2004 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

                                BUSINESS OVERVIEW

     We are the largest media company in the Spanish-speaking world and a major player in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services in which we own interests in Mexico and Latin America. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, and an Internet portal. We also own an unconsolidated equity interest in Univision, the leading Spanish-language television broadcaster in the U.S..

     The programs shown on our networks are among the most-watched programs in Mexico. In 2002 and 2003, approximately 72% and 70% of all Mexicans watching television during prime time hours, 73% and 72% watching during weekday prime time hours and 74% and 72% watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and in 2002 and 2003, those operations generated approximately 64.0% and 64.4% of our total revenues.

BUSINESS STRATEGY

     We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and improving our sales and marketing efforts while improving our operating margins. We also intend to continue building our pay television platforms, expanding our publishing business, increasing our international programming sales and strengthening our position in the growing U.S. Hispanic market. We will also continue to analyze expansion through acquisitions.

     MAINTAINING OUR LEADING POSITION IN THE MEXICAN TELEVISION MARKET

     Continuing to produce high quality programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2002 and 2003, our networks aired over 92% and 88%, respectively, of the 200 most watched television programs in Mexico, according to the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileno de Opinion Publica y Estadistica, or IBOPE, the largest research company in Brazil. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, the overhaul of our news division, new comedy and game show formats and the development of reality shows. We have improved our scheduling to be better attuned to viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.

     Improving our sales and marketing efforts. The rate of growth in advertising expenditures and rates for the Mexican television market have decelerated since 2000 due to the slowdown of the Mexican economy. However, in 2002 and 2003, we outperformed Mexican economic growth by increasing our television broadcasting revenues in real terms by 4.4% and 5.4%, respectively, as compared to an increase of only 0.7% and 1.3% in GDP during the same periods. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions." The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.

     Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a rate structure for television advertising that more closely ties individual program pricing to audience ratings, group demographics and advertiser demand; (ii) implementing differentiated pricing by quarter; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation. Our advertising revenues have increased, and we believe they will continue to increase, due to new pricing strategies, and by targeting underserved industries and increasing our focus on local sales. Advertising revenues from local sales as a percentage of our television broadcasting revenues have increased steadily for the past four year. In 2003 local sales accounted for 13.2% of our Television Broadcasting revenues compared to 9.6%, 10.9% and 12.5% in the years 2000, 2001 and 2002.

     We plan to continue expanding our customer base by targeting medium-sized and local companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we reduced the number of households reached by the Channel 4 Network throughout Mexico and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See "Television -- Television Broadcasting -- Channel 4 Network." We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television mediums, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television mediums. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.

     Improving our operating margins. Our operating margin (operating income before depreciation of tangible assets and amortization of intangible assets over net sales) has increased from 10.7% in 1995, to 32.1% during 2003. We intend to continue improving our margins by increasing revenues and maintaining our focus on cost containment.

     In response to the slowdown in Mexican GDP growth in 2001, we introduced a number of cost-cutting initiatives. These initiatives include the creation of independent business units, the introduction of stricter cost controls, the continued elimination of under-performing assets, the introduction of a performance-based compensation policy for executives and further reductions in our number of employees. As of December 31, 2003 our total employee headcount was approximately 12,300 compared to 12,600 at December 31, 2002 and approximately 13,700 at December 31, 2001. We intend to continue implementing these cost-cutting initiatives throughout 2004.

     CONTINUE BUILDING OUR PAY TELEVISION PLATFORMS

     DTH. We believe that Ku-band DTH satellite services offer the greatest opportunity for rapid expansion of pay television services into cable households seeking to upgrade and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Our joint venture, Innova, is the dominant player in the Mexican DTH market with approximately 856,600 subscribers, of which 48,500 are commercial subscribers as of December 31, 2003.

     The key components of our DTH strategy include:

          - offering high quality and exclusive programming, including rights in Mexico to our four over-the-air broadcast channels and other channels produced by our partners, as well as special events, such as reality shows, and exclusive games or sports programming we produce or that we have exclusive rights;

          - capitalizing on our relationship with News Corp. and Liberty Media and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

          - capitalizing on the low penetration of pay television services in Mexico and elsewhere; and

          - providing superior digital Ku-band DTH satellite services and emphasizing customer service quality.


     Cable. With over 412,000 and 364,000 basic subscribers as of December 31, 2002 and December 31, 2003, Cablevision, the Mexico City cable system in which we own a 51% interest, is one of the largest cable television operators in Mexico in terms of number of subscribers and homes passed. Over 65,000 and 60,300 of Cablevision's basic subscribers as of December 31, 2002 and December 31, 2003, respectively, also subscribed for one of Cablevision's digital service packages. Cablevision's strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:

          -    continuing to offer high quality programming;

          - upgrading its existing cable network into a broadband bidirectional network;

          - switching its current analogue subscribers to digital service in order to stimulate new subscriptions and substantially reduce piracy;

          - increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer IP telephony services; and

          - continuing the roll out of digital set-top boxes and beginning the roll out of advanced digital set-top boxes subject to their availability and their ability to provide advanced interactive services.

     Cablevision has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed Internet access through cable modem. As of December 31, 2003, Cablevision had more than 8,600 cable modem customers compared to 5,800 at December 31, 2002. Cablevision recently began implementing a plan to substantially reduce subscriber piracy by switching its current analogue subscriber base to digital service. In addition, Cablevision intends to introduce video on demand, or VOD services and subject to the receipt of the requisite governmental approvals and the availability of certain technology, IP telephony services.

     EXPANDING OUR PUBLISHING BUSINESS

     With a total annual circulation of 128 million magazines, we believe we produce and distribute the most magazines in the Spanish-speaking world. Of the 51 titles published, 24 are fully-owned and produced in-house, with the remaining 27 titles licensed from and published through partners, including the Spanish-language editions of some of the most prestigious brands in the world. We distribute our magazines to over 19 countries including Mexico, the U.S. and Latin America. In 2002 and 2003, we implemented several initiatives aimed at increasing our circulation and advertising revenues of our publishing business including: (i) improving our magazine portfolio mix, (ii) enhancing our marketing efforts and reorganizing our sales force, and (iii) implementing new sales strategies. In 2003, revenues and operating margins of our Publishing business increased as a result of implementing these strategies.

     INCREASING OUR INTERNATIONAL PROGRAMMING SALES AND STRENGTHENING OUR POSITION IN THE GROWING U.S. HISPANIC MARKET

     We license our programs to television broadcasters and pay television providers in the U.S., Latin America, Asia, Europe and Africa. Excluding the U.S., in 2003, we licensed approximately 60,000 hours of programming in over 40 countries throughout the world. We intend to continue exploring ways of expanding our programming sales internationally.

     The U.S. Hispanic population, estimated to be 35.3 million people, or approximately 12.5% of the U.S. population according to the 2000 U.S. Census, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic percentage will double to approximately 25% of the U.S. population by the middle of this century. The Hispanic population represents estimated total consumer expenditures of U.S.$622 billion in 2003, or 8.3% of the total U.S. consumer expenditures, an increase of 190% since 1990. Hispanics are expected to account for U.S.$1 trillion of U.S. consumer spending, or 9.7% of the U.S. total consumer expenditures, by 2010, outpacing the expected growth in total U.S. consumer expenditures.

     We intend to leverage our unique and exclusive content, media assets and long-term associations with other media conglomerates to benefit from the growing demand for entertainment among the U.S. Hispanic population.

     We supply television programming for this market through Univision, the leading Spanish language media company in the U.S. During 2001, 2002 and 2003, most of the 7:00 p.m. to 10:00 p.m. weekday prime time programming broadcast by Univision and substantially all of the programming broadcast by Galavision was produced by Televisa. In exchange for this programming, during 2001, 2002 and 2003 Univision paid Televisa U.S.$75.6 million, U.S.$77.7 million and U.S.$96.1 million, respectively, in royalties, as compared to the U.S.$76.5 million and U.S.$61.0 million in royalties we received in 2000 and 1999. In 2003, we began receiving an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments. For a description of agreements we entered into with Univision in December 2001, including amendments to our program license agreement which increased our percentage royalties, see " -- Univision."

     In April 2003, we entered into a joint venture with Univision to operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the U.S. The joint venture, called "TuTV," and operated through TuTV LLC, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See " -- Univision."

     We own additional media and entertainment businesses in the U.S. that complement our television programming licensing businesses. We publish and sell magazines that target Spanish-speaking readers in the U.S. We believe we can increase our marketing, sales and distribution efforts in this region directly and through partnerships with others.

     In live entertainment, we have a joint venture with Clear Channel Entertainment, called "Vivelo", which produces and promotes tours of Spanish speaking artists as well as other live entertainment events targeting Spanish-speaking audiences in the U.S. In 2003, Vivelo promoted more than 90 concerts and events in the U.S., including a soccer game between two of Mexico's most popular soccer teams, "America" a premier league soccer team owned by Televisa, and "Las Chivas del Guadalajara". Vivelo intends to produce and promote a growing number of entertainment and sporting events in response to the increasing demand for entertainment among the U.S. Hispanic population.

     EXPANDING THROUGH ACQUISITIONS

     In October 2002, we acquired a 40% stake in OCEN, a subsidiary of CIE, which owns all the assets related to CIE's live entertainment business unit in Mexico. Through this acquisition, we became a shareholder of the leading live entertainment business in Mexico with several valuable assets including: 11 venues with a seating capacity of more than 230,000; Ticket Master, the leading ticket company in the country; several promotional ventures headed by OCESA; food, beverage and merchandising units; and Audiencias Cautivas, the largest producer in Mexico of corporate events. We will continue to analyze expanding our business through acquisitions or investments that add strategic and economic value to the Company.

TELEVISION

     TELEVISION INDUSTRY IN MEXICO

     General. There are nine television stations operating in Mexico City and approximately 455 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City re-transmit programming originating from the Mexico City stations. We own and operate four of the nine television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 221 repeater stations and 32 local stations outside of Mexico City. See " -- Television Broadcasting." We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which are affiliated with 87 and 89 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 7 repeater stations, and Channel 22. There are also 18 independent stations outside of Mexico City which are unaffiliated with any other stations. See " -- Competition -- Television Broadcasting."

     We estimate that approximately 20.1 million Mexican households have television sets, representing approximately 86% of the total households in Mexico as of May 31, 2004. We believe that approximately 96.8% of all households in Mexico City and the surrounding area have television sets.

     Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE Mexico, a privately owned market research firm based in Mexico City. IBOPE Mexico is one of the fifteen global branch offices of IBOPE. IBOPE Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 24 other Mexican cities with a population over 400,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE Mexico reports that its television surveys have a margin of error of plus or minus 5%.

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

     PROGRAMMING

     Programming We Produce. We produce the most Spanish-language television programming in the world. In 2001, 2002 and 2003, we produced approximately 50,000 hours, 52,000 hours and 53,000 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.

     We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children's programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

     Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See " -- Other Businesses -- Sports and Show Business Promotions." In 2002, we broadcast certain matches of the Korea-Japan World Cup in Mexico on our over-the-air channels and our cable system. In 2003, we had extensive coverage of the Mexican mid-term elections.

     Our programming is produced primarily at our 24 studios in Mexico City. We also operate 16 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 33 studios and 25 fully equipped remote control units. See " -- Television Broadcasting -- Local Affiliates."

     In September 2001, we entered into a joint venture with Endemol, B.V., or Endemol, a leading international developer and producer of programming and other content for television and online platforms, to jointly develop, produce, acquire and license Spanish-language programming and the related formats for the production of such programming, including Endemol programming and formats, in Mexico and select countries in Central America. Endemol has agreed to license, on a first option basis, the rights to use it formats, including the format for Big Brother, which was licensed and became the first reality show produced in Mexico, to the joint venture, while we have agreed to develop programming based on these formats. As of December 2003, we have commitments to acquire from Endemol programming formats through this venture for in the aggregate up to U.S.$40.6 million through 2006. We began broadcasting Big Brother on our over-the-air channels and DTH satellite systems in March 2002.

     Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside of Mexico. Most of this foreign programming is from the U.S. and includes television series, movies and sports events, including coverage of Major League Baseball games. Foreign-produced programming represented approximately 38%, 37% and 36% of the programming broadcast on our four networks in 2001, 2002 and 2003, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, and the remainder was aired on Channel 9.

     Talent Promotion. We operate Centro de Educacion Artistica, or CEA, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers' school as well as various contests and scholarships.

     TELEVISION BROADCASTING

     Through Channels 2, 4, 5 and 9 in Mexico City, we operate four television networks that can be viewed throughout Mexico on our affiliated television stations. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of May 31, 2004.

                           WHOLLY OWNED                          MAJORITY          MINORITY
                           MEXICO CITY       WHOLLY OWNED         OWNED             OWNED          INDEPENDENT           TOTAL
                         ANCHOR STATIONS      AFFILIATES        AFFILIATES        AFFILIATES        AFFILIATES         STATIONS
                         ---------------      ----------        ----------        ----------        ----------         --------
Channel 2 ......                 1               124                 2                --                 1               128
Channel 4 ......                 1                --                --                --                --                 1
Channel 5 ......                 1                61                --                --                 4                66
Channel 9 ......                 1                14                --                --                15                30
                               ---               ---               ---               ---               ---               ---
    Subtotal ...                 4               199                 2                --                20               225
                               ---               ---               ---               ---               ---               ---
Border Stations                 --                 1                --                --                --                 1
                               ---               ---               ---               ---               ---               ---
Local Affiliates                --                18                --                 1                13                32
                               ---               ---               ---               ---               ---               ---
    Total ......                 4               218                 2                 1                33               258
                               ===               ===               ===               ===               ===               ===



     The programs shown on our networks are among the most-watched television programs in Mexico. Based on IBOPE Mexico surveys during 2001, 2002 and 2003 our networks aired 186, 184 and 175 of the 200 most-watched television programs throughout Mexico and produced 18, 16 and 15 of the 25 most-watched television programs in Mexico, respectively. Most of the remaining top 25 programs in those periods were soccer games and special feature films which were aired on our networks.

     The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2001 through December 2003, shown on a bi-monthly basis.

                             AVERAGE AUDIENCE SHARE

                          JANUARY 2001 -- DECEMBER 2003

                                  (LINE GRAPH)

AUDIENCE

              Audience Share   Audience Share      Audience Share
                Prime Time     Weekday Prime    Sign-on to Sign-off
                 National      Time National          National
                 --------      -------------          --------
Jan- 01            72.4%           74.8%               74.1%
Mar- 01            73.4%           75.0%               75.0%
May- 01            71.4%           72.0%               73.7%
Jul- 01            70.9%           70.1%               73.2%
Sep- 01            68.2%           67.9%               71.2%
Nov- 01            68.7%           66.3%               72.0%
Dec- 01            69.0%           65.2%               72.6%
Jan- 02            70.3%           68.1%               73.0%
Mar- 02            72.5%           71.3%               75.0%
May- 02            76.9%           77.9%               78.0%
Jul- 02            76.5%           77.5%               77.6%
Sep- 02            70.7%           71.2%               72.9%
Nov- 02            69.2%           70.1%               71.5%
Dec- 02            70.6%           73.0%               72.3%
Jan- 03            72.0%           74.4%               72.6%
Mar- 03            69.6%           71.8%               71.5%
May- 03            69.9%           72.8%               72.0%
Jul- 03            70.4%           71.3%               71.8%
Sep- 03            69.8%           71.4%               71.3%
Nov- 03            70.3%           70.7%               73.1%
Dec- 03            68.1%           68.0%               71.1%


                                AVERAGE RATINGS

                          JANUARY 2001 -- DECEMBER 2003

                                  (LINE GRAPH)

RATINGS

                                   Ratings
                                   Weekday       Ratings Sign-on
               Ratings Prime      Prime Time      to Sign-off
               Time National       National         National
               -------------       --------         --------
Jan- 01             44.2             50.1             28.7
Mar- 01             41.6             48.7             28.9
May- 01             38.2             43.5             27.2
Jul- 01             38.7             43.1             27.5
Sep- 01             38.1             44.0             27.6
Nov- 01             39.5             43.9             28.4
Dec- 01             36.7             39.7             26.5
Jan- 02             40.1             44.9             28.2
Mar- 02             39.8             45.0             28.3
May- 02             41.6             47.9             29.1
Jul- 02             42.3             48.0             29.7
Sep- 02             38.5             43.7             27.3
Nov- 02             39.5             45.2             27.3
Dec- 02             36.5             42.6             25.6
Jan- 03             39.9             47.2             27.0
Mar- 03             38.7             46.2             27.5
May- 03             36.6             43.4             26.1
Jul- 03             38.2             44.0             27.1
Sep- 03             37.9             44.8             27.0
Nov- 03             38.7             45.0             27.8
Dec- 03             35.7             40.7             25.8

     Channel 2 Network. Channel 2, which is known as "El Canal de las Estrellas," or The Channel of the Stars, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2's programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout Mexico. The affiliate stations generally re-transmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as "repeater" stations. We estimate that the Channel 2 Network reaches approximately 19.9 million households, representing 99% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2001, 2002 and 2003.

     The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------

                                                                  2001(1)      2002(1)    2003(1)
                                                                  -------      -------    -------
Prime time hours.............................................      33.3%        32.7%      32.5%
Weekday prime time hours.....................................      36.2%        35.2%      36.5%
Sign-on to sign-off hours....................................      31.8%        31.5%      30.9%

      ----------

         (1) Source:  IBOPE Mexico national surveys.





     The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include telenovelas, news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 120 to 200 half-hour episodes. Substantially all of Channel 2's programming is aired on a first-run basis and virtually all of it, other than Spanish-language movies, is produced by us.

     Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 18.3 million households, representing approximately 91% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

     The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------

                                                                     2001(1)      2002(1)     2003(1)
                                                                     -------      -------     -------
Prime time hours.............................................         18.4%        18.9%       18.3%
Weekday prime time hours.....................................         18.1%        18.3%       18.1%
Sign-on to sign-off hours....................................         21.0%        21.2%       20.3%

      ----------

         (1) Source:  IBOPE Mexico national surveys.





     We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children's programming. The majority of Channel 5's programs are produced outside of Mexico, primarily in the U.S. Most of these programs are produced in English. In 2003, Channel 5 aired 46 of the 50 top rated movies, including the hits "Amores Perros," "The Mummy" and "Stuart Little."

     Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 4.6 million households, representing approximately 23.1% of television households in Mexico. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we reduced the number of households reached by this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television mediums, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television mediums.

     The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------
                                                                     2001(1)      2002(1)     2003(1)
                                                                     -------      -------     -------
Prime time hours.............................................         6.8%          8.1%         8.0%
Weekday prime time hours.....................................         5.8%          8.2%         8.1%
Sign-on to sign-off hours....................................         9.2%         10.4%        10.1%

     ----------

         (1) Source:  IBOPE Mexico national surveys.





     4TV targets young adults and stay-at-home parents. Its programs consist primarily of news, comedy, sports, and entertainment shows produced by us, as well as a late night home shopping program, foreign-produced series, mini-series and movies, which are dubbed or subtitled in Spanish. In an attempt to attract a larger share of the Mexico City television audience, 4TV also began broadcasting three new local newscasts relating to the Mexico City metropolitan area.

     Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 29 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 14.9 million households, representing approximately 74.1% of households with television sets in Mexico. Channel 9 broadcasts in all of the 26 cities other than Mexico City that are covered by national surveys. The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------
                                                                      2001(1)      2002(1)      2003(1)
                                                                      -------      -------      -------
Prime time hours.............................................          11.9%        12.7%        11.2%
Weekday prime time hours.....................................          10.3%        10.8%         9.2%
Sign-on to sign-off hours....................................          11.1%        11.2%        10.5%

     ----------

         (1)      Source:  IBOPE Mexico national surveys.





     The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.

     Local Affiliates. There are 32 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 13 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See " -- Channel 4 Network." The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2001, 2002 and 2003, the local television stations owned by us produced 35,000 hours, 37,000 hours and 40,000 hours of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

     Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the FCC to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market XETV is operated on our behalf by U.S. broadcaster Entravision Communications Corporation, or Entravision, pursuant to a joint marketing and programming agreement we have with Entravision, the initial term of which expires at the end of 2004. XETV's FCC cross-border permit was renewed in 2003 for a five-year term expiring in June 2008. Fox's cross-border FCC permit expires in 2006, and the Fox affiliation agreement for XETV expires in 2008. In March 2002, we converted two of the additional border stations that we own and operate from English-language Fox Television network affiliates to stations broadcasting entirely in Spanish.

     Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in three ways: advanced payment, upfront and scatter basis. We also have differentiated pricing by quarter, with the highest rates applicable in the fourth quarter of a given year. In addition, sales force incentive compensation largely ties bonuses to total year-end results. For a description of our advertising sales plan, see "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting."

     We currently sell only a portion of our available television advertising time. We use our remaining available television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. to midnight for public service announcements and 30 minutes per day for public programming, in each case distributed in an equitable and proportionate manner, and to promote our products, including television, DTH satellite services, radio and cable programming, magazines, sports and special events. We sold approximately 56%, 56% and 70% of total available national advertising time on our networks during prime time broadcasts in 2001, 2002 and 2003, and approximately 35%, 42% and 57% of total available national advertising time during all time periods in those periods. See "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting," " -- Programming for Pay Television," " -- Publishing," " -- Cable Television" and " -- Radio."

     PROGRAMMING FOR PAY TELEVISION. We produce or license a suite of Spanish- and English- language television channels for pay-television systems in Mexico, Latin America and the Caribbean, Europe and the U.S. These channels include programming such as general entertainment, telenovelas, movies and music related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.

     In 2001, 2002 and 2003, we produced approximately 5,900 hours, 4,400 hours and 4,000 hours of programming for broadcast on our pay television channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Pelicula, De Pelicula Clasico, Unicable, Cinema Golden Choice 1 & 2, Canal de Telenovelas, Canal de las Estrellas Latinoamerica and Galavision Europa.

     In April 2003, we entered into a joint venture with Univision to operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the U.S. The joint venture, called "TuTV," began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See " -- Univision." In May 2003, TuTV entered into a five-year distribution agreement with Echostar Communications Corporation to distribute three of TuTV's five channels. See " -- Univision."

     PROGRAMMING LICENSING. We license our programs and our rights to programs produced by others to television stations in Mexico and other television broadcasters and pay television providers in the U.S., Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 64,000 hours, 60,000 hours and 60,000 hours of programming in 2001, 2002 and 2003. Most of the programming licensed by us in the U.S. is to Univision. See " -- Univision" and "Operating and Financial Review and Prospects -- Results of Operations -- Programming Licensing." As of December 31, 2003, we had approximately 174,000 half-hours of television programming in our library available for licensing.

     Expansion of Programming Reach. Our programs can be seen in the U.S., Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through cable and DTH satellite services.


PUBLISHING

     We believe that we are the largest publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

     EDITORIAL. With a total circulation of approximately 132 million copies in 2001, 137 million copies in 2002 and 128 million copies in 2003, we publish 51 titles that are distributed in 20 countries, including the U.S., Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. See " -- Publishing Distribution." Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, and a weekly television guide, Tele Guia. We also publish the following popular magazines: Vanidades, a popular bi-weekly magazine for women; Eres, a bi-weekly magazine for teenagers; Conozca Mas, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the U.S. include Vanidades and TV y Novelas USA. Through a joint venture with Hearst Communications, Inc., we publish the Spanish-language editions of Cosmopolitan, Good Housekeeping, Harper's Bazaar and Popular Mechanics.

     We publish the Spanish-language edition of several magazines, including PC Magazine pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Dennis Publishing, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men's Health, pursuant to a license agreement with Rodale Press, Inc.; Automovil Panamericano, a popular automotive magazine, through a joint venture with Motorpress Iberica, S.A. and Muy Interesante and Padres e Hijos pursuant to a license agreement with GyJ Espana Ediciones, S.L.S. en C.; and Golf Digest, pursuant to a license agreement with The New York Times Company Magazine Group, Inc. We also publish a Spanish-language edition of National Geographic in Latin America and in the U.S. through a licensing agreement with National Geographic Society.

     In 2003, we launched several new titles, some of which are Spanish-language versions of popular English language magazines, including Ocean Drive, through a licensing agreement with Sobe News, Inc. and Disney Art Attack through a licensing agreement with Disney Consumer Products Latin America, Inc. In Colombia, we also launched Caras, a new lifestyle/society magazine, and, in Mexico, we introduced a sticker album.

     PUBLISHING DISTRIBUTION. We estimate that we distribute approximately 62%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., the largest publishing distribution network in Latin America. We believe that our distribution network reaches over 300 million Spanish-speaking people in 19 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the U.S., the Caribbean and elsewhere through independent distributors. In 2003, approximately 64% of the publications distributed by this segment in Mexico were published by our Publishing segment. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as videos, calling cards and other consumer products.

CABLE TELEVISION

     THE CABLE TELEVISION INDUSTRY IN MEXICO. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See " -- Cable Television Services." According to Mexico's cable television trade organization, Camara Nacional de la Industria de Television por Cable, or CANITEC, there were approximately 575 cable concessions in Mexico as of December 31, 2003, serving approximately 2.4 million subscribers.

     MEXICO CITY CABLE SYSTEM. We own a 51% interest in Cablevision, one of the largest cable television operators in Mexico in terms of number of subscribers and homes passed, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2003, Cablevision had over 364,000 basic subscribers, as compared to approximately 412,000 and 452,000 basic subscribers as of December 31, 2002 and December 31, 2001, respectively. As of December 31, 2001, 2002 and 2003, over 95,000, 65,000 and 60,300 subscribers, respectively, were subscribed to one of Cablevision's premium service packages. Cablevision is currently the largest cable television operator and one of the largest high-speed Internet access providers through cable modem in Mexico City.

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

     CABLE TELEVISION SERVICES. Cablevision's basic service package offers up to 53 channels, including Mexico City's nine over-the-air television channels. Other channels in the basic service package include E! Entertainment, the Latin American MTV channel, ESPN International, Nickelodeon, the Latin American Discovery Channel, the Sony Channel, the Warner Channel and various sports-related and international film channels. Cablevision also currently offers five premium digital service packages ranging in price from Ps.322.00 to Ps.579.00, in each case, including the Ps.245.00 basic service fee. Cablevision's five premium digital service packages offer up to 204 video channels and 50 audio channels, which provide access to a variety of additional channels, including CNN International, HBO, Cinemax, Cinecanal and Movie City, and 28 pay-per-view channels.

     PAY-PER-VIEW CHANNELS. Cablevision currently offers 28 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.

     CABLE TELEVISION REVENUES. Cablevision's revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees ranges in price from Ps.245.00 to Ps.579.00, See " -- Cable Television Services." The Mexican government does not currently regulate the rates Cablevision charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate the Cablevision's rates in the future. If the SCT were to determine that the size and nature of Cablevision's market presence was significant enough so as to have an anti-competitive effect, then it could regulate the rates it charges for its various services.

     In December 2001, the Mexican Congress passed a series of tax reforms, and in December 2002 it amended these tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from telecommunications and pay television services, including such services provided by Cablevision, were subject to a 10% excise tax. In February 2002, Cablevision and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax, and in 2003 amparo proceeding was filed by Cablevision challenging the constitutionality of the December 2002 amendments. The 2002 and 2003 amparo proceedings were denied with respect to Cablevision. Nonetheless, Cablevision implemented a rate increase in January 2002 in an effort to mitigate, in part, the impact of this tax on its results of operations and financial condition. This rate increase adversely affected consumer demand and resulted in a loss of subscribers for Cablevision's services, and the imposition of the tax caused a decrease in net income attributable to the services provided by Cablevision, as well as adversely impacted the ability of the Company to attract new subscribers.

     On October 30, 2003, the President of Mexico granted a tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1st, 2003 and applicable only over the tax payable from this date on. Therefore during the months of November and December of 2003 Cablevision recognized the amount of the 10% excise tax benefit as an income in its income statement.

     The 10% excise tax imposed on services rendered in connection with restricted television, which directly affected the services provided by Cablevision, was eliminated as of January 1st, 2004. From this date and going forward Cablevision recognizes this positive effect as part of its revenues, without any modification in price to its subscribers.

     CABLE TELEVISION INITIATIVES. In an effort to expand its subscriber base and increase its average monthly revenues per subscriber and substantially reduce piracy, Cablevision recently began switching its current analogue subscriber base to digital service. Cablevision continues to offer on a limited basis high-speed Internet access services through cable modems. In addition, subject to the expansion and upgrade of its existing network, the receipt of the requisite governmental approvals and in the case of IP telephony, the availability of certain technology, Cablevision plans to offer the following multimedia communications services to its subscribers:

         - enhanced programming services, including VOD services and video games; and

         -        IP telephony services.

     In order to provide these multimedia communications services, Cablevision requires a cable network with bidirectional capability operating at a speed of at least 870 MHz, and a digital set-top box. In order to provide these new services, Cablevision is in the process of upgrading its existing cable network. Cablevision's cable network currently consists of more than 10,040 kilometers with over 1.4 million homes passed. In 2003, Cablevision expanded its network by over 169 kilometers. As of December 31, 2003, 100% of Cablevision's network runs at least 450 MHz, approximately 68% of Cablevision's network runs at least at 750 MHz, and approximately 47% runs at least at 870 MHz, and approximately 49% of Cablevision's network has bi-directional capability.

RADIO

     RADIO STATIONS. Our radio business, Sistema Radiopolis, or Radiopolis, is operated under a joint venture with Grupo Prisa, S.A. a leading Spanish communications group. See "Operating and Financial Review and Prospects -- Results of Operations -- Radio", " -- Minority Interest" and Note 2 to our year-end financial statements. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture's board of directors. Except in the case of matters that require unanimous Board and/or shareholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture's organizational documents, among others, we control the outcome of most matters that require Board and/or shareholder approval. We also have the right to appoint the joint venture's Chief Financial Officer. The election of the Chief Executive Officer requires a unanimity from the joint venture's board of directors.

     Radiopolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one FM radio station in Mexicali and repeater radio stations in each of Monterrey, San Luis Potosi and Veracruz. Some Radiopolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that reach the southern part of the U.S. XEW-AM serves most of southern Mexico. In June 2004, Radiopolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico's leading radio networks, which added 41 affiliate stations (22 AM and 19 FM) to Radiopolis' existing network of 13 affiliates, expanding its total network, including owned and operated and affiliate stations to 71 stations. After giving effect to the transaction with Radiorama, we estimate that Radiopolis radio stations reach 33 cities in Mexico. We plan to continue exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

     According to Investigadores Internacionales Asociados, S.C., or INRA, in 2001, 2002 and 2003, XEW-AM ranked sixteenth, tenth and tenth among the 34 stations in the Mexico City metropolitan area AM market, and XEQ-FM ranked fifteenth, sixth and fifth among the 28 stations in the Mexico City metropolitan area FM market. INRA conducts daily door-to-door interviews in the Mexico City metropolitan area to determine radio listeners' preferences. Outside Mexico City, INRA conducts periodic surveys. Arbitron, a U.S.-based company, also carries out surveys in Mexico City and Guadalajara. We believe that no other independent survey of this nature is routinely conducted in Mexico.

     Our radio stations use various program formats which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news.

     In 2003, Radiopolis launched several new programs, including a three-edition newscast "Hoy x Hoy," featuring three leading Mexican journalists; one of Mexico's most popular sports radio programs, "PasionW/Estadio W," which has exclusive radio-broadcast rights to certain soccer games; and "Poder y Dinero," which covers politics and economic issues. Most of these new programs were rated among the top five in their genre and helped Radiopolis to increase its audience share in the markets they were broadcast. In addition to alliances with other local radio stations, such as with Radiorama, we also increased Radiopolis' geographical coverage through the exclusive nationwide broadcast of XEW-AM's programming over one of Sky channels, our Mexican DTH platform.

     RADIO ADVERTISING. We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See " -- Television -- Television Broadcasting -- Advertising Sales Plan." In addition, we use some of our available radio advertising time to satisfy our legal obligation to provide up to 35 minutes per day of our broadcast time between 6:00 a.m. to midnight to the Mexican government for public service announcements and programming, distributed in an equitable and proportionate manner.

OTHER BUSINESSES

     ESMAS.COM. In May 2000, we launched EsMas.com, a Spanish-language horizontal Internet portal integrating several sites. The portal leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including e-mail, search engines, chat forums, e-cards, on-line radio stations, recruitment services, news bulletins and a downloadable service for customer assistance. With a wide range of content channels, online and mobile services, and with more than 95 million page views, and over 2.5 million monthly unique users during 2003, we believe that EsMas.com has positioned itself as one of the leading Internet portals in Mexico. We are currently targeting users in Mexico and intend to explore targeting users in the rest of the world. Currently, we control 100% of the venture.

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

     In connection with the series of transactions we entered into with Univision in December 2001, as described under " -- Univision," we amended our program license agreement such that, for a five-year period, ending in December 2006, we are permitted to show certain limited programming over the Internet. For a description of a possible dispute we may have with Univision after this five-year period regarding the broadcast of programming over the Internet, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements with Univision and May Affect Our Equity Interest in Univision."

     SPORTS AND SHOW BUSINESS PROMOTIONS. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See " -- Television -- Programming," " -- Cable Television -- Cable Television Services," " -- Pay-Per-View Channels," " -- Radio -- Radio Stations," and " -- DTH Joint Ventures -- Mexico."

     Soccer. We own three of Mexico's soccer teams, two of which, America and Necaxa, play in the Premiere League and are among the most popular and successful teams in Mexico, and Real San Luis, which plays in Mexico's First-A Division League. In 2002, America won the Premiere League championship. Each team plays two 19 game regular seasons. The best teams of each season engage in post-season championship play. In 2001, 2002 and 2003, we broadcast 84, 111 and 112 hours, respectively, of our teams' home games.

     We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. America and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of the America and Necaxa teams, as well as those of seven other Premiere League soccer teams.

     Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and nightclub shows of popular Mexican and international artists. In 2003, Azteca Stadium was the site of the annual Teleton, a charity fundraiser, which raised over Ps.247.7 million (nominal) for disabled children.

     In 2001, we entered into arrangements with Clear Channel, to establish a Mexico-focused live entertainment joint enterprise, En Vivo. In April 2002, we and Clear Channel expanded this venture to include the U.S. Hispanic market. In December 2002, we terminated the Mexican operations of En Vivo and our 50/50 venture with Clear Channel, now called Vivelo, is focused exclusively on the operations in the U.S. Under this arrangement, we produce and promote tours of Spanish-speaking artists and other live events primarily targeting Spanish-speaking audiences in the U.S. In 2003, Vivelo promoted more than 90 concerts in the U.S. including Luis Miguel, Los Tigres del Norte and Mana, as well as the America vs Chivas soccer game.

     In October 2002, we acquired a 40% stake in OCEN, a subsidiary of CIE. OCEN owns all of the assets related to CIE's live entertainment business unit in Mexico. OCEN's business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets, food, beverage and souvenirs, and the organization of special and corporate events. As part of the agreement, OCEN has access to our media assets to promote its events throughout Mexico, and we have the right of first refusal to broadcast on our over-the-air channels and pay-TV ventures movies and events produced and distributed by CIE.

     FEATURE FILM PRODUCTION AND DISTRIBUTION. We produce first-run Spanish-language feature films, some of which are among Mexico's top films based on box office receipts. We co-produced nine, four and three feature films in 2001, 2002 and 2003, respectively. We have established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros and Plural Entertainment. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurances can be given in this regard.

     We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2001, 2002 and 2003, we released two, five and five, respectively, of our feature films through movie theaters, including El Tigre de Santa Julia, Amar te Duele, Nicotina and Ladies Night, among others. We also distribute our feature films outside of Mexico.

     In December 1999, we entered into an agreement with CIE pursuant to which we have a first option to purchase rights in Mexico to distribute CIE's feature films in movie theatres and broadcast these films on our cable and television networks. We purchased the distribution rights in Mexico for 19, 13 and 9 of CIE's feature films in 2001, 2002 and 2003, respectively.

     We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Brothers which we recently extended through 2004, we are the exclusive distributor in Mexico of feature films produced by Warner Brothers. Our license agreements with New Line Cinema and Polygram expired in 2003. In 2001, 2002 and 2003, we distributed 57, 53 and 53 feature films, including, in 2003, several U.S. box office hits, such as Lord of the Rings - The Two Towers, Matrix Reloaded and Matrix Revolutions. We also distribute independently produced non-Mexican and Mexican films in Mexico, such as My Big Fat Greek Wedding, Magdalene Sisters, The Brotherhood of the Wolf and Amores Perros.

     At December 31, 2003, we owned or had rights to approximately 590 Spanish-language films and 25 video movies. Many of these films and movies have been shown on our television networks, cable system and DTH services. We also licensed the rights to 19 films produced by third parties.

     NATIONWIDE PAGING. We own a 51% interest in a joint venture called "Skytel," which has a license to provide nationwide paging services in Mexico. A subsidiary of Mobile Telecommunications Technologies Corp., a U.S. paging company, indirectly owns the remaining 49% interest in Skytel. The concession allows Skytel to provide paging services on the 901, 931 and 940 MHz frequencies. The expiration dates of the nationwide paging concessions are 2006 and 2019. As of December 31, 2003, Skytel had over 58,000 subscribers as compared to approximately 94,000 subscribers as of December 31, 2002.

     In December 2001, the Mexican Congress passed a series of tax laws which were amended in December 2002. As a result of these tax reforms, subject to certain exceptions, revenues from telecommunications and pay television services, including such services provided by Skytel, were subject to a 10% excise tax until December 31, 2002 when the laws were amended. In February 2002, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax. The 2002 amparo proceeding was denied with respect to Skytel.

     MUTUAL FUND VENTURE. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish "Mas Fondos," the first mutual fund distribution company in Mexico. Mas Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors. Currently, Mas Fondos distributes 68 funds managed by seven entities. The company operates under a license granted by the Comision Nacional Bancaria y de Valores, or CNBV. On June 1, 2004, we sold a 5% interest of Mas Fondos to Grupo de Servicios Profesionales, S.A. de C.V, or Servicios Profesionales. As a result of this sale we will have a 46% interest in Mas Fondos. We received CNBV authorization for this transaction on June 28, 2004. For a description of the transaction, see "Major Shareholders and Related Party Transactions."

     DUBBING. Until recently, we provided dubbing services for television programs and films that we or others, including several major U.S. production companies, purchased. In November 2003, we divested our investment in our dubbing operations.

INVESTMENTS

     We have investments in several other businesses. See Note 5 to our year-end financial statements.

DTH JOINT VENTURES

     BACKGROUND. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.

     In October 1997, we and our partners formed MCOP, a U.S. partnership in which we, News Corp., and Globopar each indirectly hold a 30% interest and in which Liberty Media indirectly holds a 10% interest, to make investments in, and to supply programming and other services to, the Sky platforms in Latin America outside of Mexico and Brazil. In addition, each of Televisa, News Corp., Globopar and Liberty Media indirectly holds an interest (in the same proportion as their interests in MCOP are held) in Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services, and TechCo, a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida.

     In October 2002, Globopar announced that it will reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in credit available to Brazilian companies. Globopar and certain of its subsidiaries are rescheduling their financial debt obligations and currently reviewing its business plans together with certain holders of Globopar's bank debt and bonds. For a description of the potential impact that Globopar's announcement may have on MCOP's and TechCo's operations, as well as our financial condition, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern."

     Digital Ku-band DTH satellite services commenced operations for the first time in Mexico and Brazil in the fourth quarter of 1996, in Colombia in the fourth quarter of 1997, in Chile in the fourth quarter of 1998 and in Argentina in the fourth quarter of 2000. We currently, directly and indirectly, own interests in DTH satellite joint ventures in Mexico, Colombia and Chile. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. In July 2003, we exchanged our 10% minority interest in the Spanish company which operates Via Digital, a DTH venture in Spain, for de minimus ownership interest in Sogecable, a Spanish company which operates the leading DTH venture in Spain. No assurances can be given that the DTH joint ventures will be successful. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and MCOP, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income." For a description of capital contributions and loans we have made to date to those ventures, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity" and "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements With Innova -- Capital Contributions and Loans."

     We have also been developing channels exclusively for pay television broadcast. Through our relationship with News Corp., we expect that our DTH satellite service will continue to negotiate favorable terms for programming rights with both third parties in Mexico and with international suppliers from the U.S., Europe and Latin America.

     In December 2003, News Corp. acquired a 34% equity interest in DIRECTV, and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corp. Innova's Social Part Holders Agreement provides that neither we nor News Corp. may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to limited exceptions). As a result of News Corp.'s acquisition of an interest in DIRECTV, News Corp. has become an indirect owner of DIRECTV Mexico, Innova's DTH competitor. Accordingly, under Innova's Social Part Holders Agreement, this acquisition required our consent. In addition, we believe that this acquisition violates exclusivity provisions in our arrangements with MCOP. We cannot predict what impact News Corp.'s acquisition of an interest in DIRECTV or PanAmSat will have on the competitive environment for DTH in Mexico, Latin America or on our business, financial condition or results of operation. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- One of Innova's and MCOP's Owners, News Corp., Has Acquired Significant Interests in DirecTV, Innova's DTH Competitor in Mexico and MCOP's Competitor in other Countries in Latin America, and PanAmSat, and We Cannot Predict What Effect This Will Have on Us or Innova or MCOP." We are currently discussing this situation with News Corp. We cannot predict how this situation will be resolved.

     On April 20, 2004, PanAmSat and DIRECTV announced that they had signed a definitive agreement to sell PanAmSat to a group headed by KKR. We cannot predict how this sale may affect our arrangements with PanAmSat.

     MEXICO. We operate "Sky," our DTH satellite joint venture in Mexico, through Innova. We own 60% of this joint venture, and our partners are News Corp., which owns a 30% interest, and Liberty Media, which owns a 10% interest. As of December 31, 2003, Innova's DTH satellite pay television service had approximately 856,600 gross active subscribers, as compared to approximately 737,800 gross active subscribers as of December 31, 2002. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with more than 4,300 points of sale. Sky continues to offer the highest quality content in the Mexican pay television industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corporation.

     In 2003, Sky continued its exclusive broadcast of "Big Brother 2" and "Big Brother VIP 2," shows produced by Endemol and us, and launched several new channels added to Sky's line-up including "W Radio" channel, a news and entertainment radio program channel on a pay TV-exclusive basis; the Disney Channel, previously an exclusive DTH channel of DirecTV Mexico, 5 additional HBO channels (HBO Plus West, HBO Family East and West and MaxPrime East and West); Multicinema and Multipremiere movies channels and ZAZ, a channel offering primarily children's programming. In addition, Sky broadcast on an exclusive basis several professional sporting events, including certain matches of the Mexican 2002-2003 Closing Soccer Tournament and 2003-2004 Opening Soccer

Tournament; the pay TV-exclusive broadcast of the Cruz Azul team soccer matches in the "Copa Libertadores" Soccer Tournament, the Wimbledon and U.S. Open Tennis Tournaments; boxing matches; certain matches of the Mexican Baseball league; the 2002-2003 Mexican bullfight season and the Ultimate Fighting Championship. Sky also added the 2003 LPGA, U.S. PGA and U.S. Senior PGA Golf Tournaments.

     Sky currently offers 177 digital channels through five programming packages: Basic (63 video channels, 32 audio channels and 25 pay-per-view); Fun (80 video channels, 32 audio channels and 29 pay-per-view); Movie City (94 video channels, 32 audio channels and 29 pay-per-view) HBO/Max (98 video channels, 32 audio channels and 29 pay-per-view) and Universe (116 video channels, 32 audio channels and 29 pay-per-view) for a monthly fee of Ps.228.00, Ps.278.00, Ps.398.00, Ps.448.00, and Ps.588.00, respectively. The subscriber receives a "prompt payment"discount if the monthly subscription payment is made within 12 days after the billing date.

     Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.241.00, Movie City Ps.351.00, HBO/Max Ps.401.00 and Universe Ps.541.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee of Ps.899.00, which is reduced to Ps.199.00 if the subscriber pays the monthly programming fees via an automatic charge to a debit card or waived entirely if payment is charged directly to a credit card.

     Sky devotes 24 pay-per-view channels to family entertainment and movies and five channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

     In December 2001, the Mexican Congress passed a series of tax reforms, and in December 2002 it amended these tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from telecommunications and pay television services, including such services provided by Innova, were subject to a 10% excise tax. In February 2002, Innova and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax, and in 2003 amparo proceeding was filed by Innova challenging the constitutionality of the December 2002 amendments. Innova obtained a favorable ruling in respect of its 2002 amparo proceeding. Innova continues proceedings to recover the amounts paid for this tax in 2002, however we cannot assure you that Innova will be able to recover any portion of the amounts paid for this excise tax during 2002. Innova obtained a favorable ruling in respect of its 2003 amparo proceeding; however, it is not finally adjudicated. Consequently, we cannot assure you that Innova will obtain a final favorable resolution in this proceeding or that Innova will be able to recover the excise tax paid during 2003. Nonetheless, Innova implemented rate increase in January 2002 in an effort to mitigate, in part, the impact of this tax on its results of operations and financial condition. The imposition of the tax caused a decrease in net income attributable to the services provided by Innova, as well as adversely impacted the ability of the company to attract new subscribers.

     On October 30, 2003, the President of Mexico granted a tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1st, 2003 and applicable only over the tax payable from this date on. Therefore during the months of November and December of 2003 Innova recognized the amount of the 10% excise tax benefit as an income in its income statement.

     The 10% excise tax imposed on services rendered in connection with restricted television, including DTH, which affected directly the services rendered by Innova, was eliminated as of January 1st, 2004. From this date and going forward Innova recognizes this positive effect as part of its revenues, without any modification in price to its subscribers.

     In November 2003, Sky successfully implemented a new subscriber management system, or SMS, to support the growth of its subscriber base by managing client billing services. Currently this system is in service and fully operational.

     SPAIN. The Spanish DTH platform, "Via Digital," began broadcasting throughout Spain in September 1997. We provided programming for two of Via Digital's channels until March 2004.

     As a result of the sale of a portion of our interest in Via Digital and capital calls in which we did not participate, our interest in Via Digital decreased from 10% at December 31, 2002 to a de minimus ownership stake as of May 31, 2003. Only one of our partners, Telefonica de Contenidos, or Telefonica, participated in the capital calls by the shareholders of Via Digital and as a result, had an approximate 87% ownership interest in Via Digital as of May 31, 2003. On May 8, 2002, Sogecable, a Spanish public company which is controlled through a joint venture between Grupo Prisa and the French media conglomerate Canal Plus, entered into a merger agreement with Telefonica and offered to acquire all of the outstanding shares of Via Digital in exchange for shares of Sogecable at an agreed-upon exchange ratio. We and the other shareholders of Via Digital accepted this offer, resulting in a de minimus ownership stake in Sogecable upon the conclusion of the merger. In connection with this proposed exchange offer, we and our partners agreed to terminate Via Digital's joint venture agreement and as a result, we do not have the right to appoint any of the members of Sogecable's Board of Directors.

     Upon the consummation of the merger of Canal Satelite Digital and Via Digital in July 2003, we became minority shareholder with a de minimus ownership stake in Sogecable. In December 2003, we reached an agreement to license, as of March 2004, two pay TV channels to Sogecable's new "Digital+" combined service. This agreement expires in 2008.

     COLOMBIA. The Colombian DTH platform commenced operations in December 1997 and as of December 31, 2002 and December 31, 2003, had over 37,000 and 36,300 gross active subscribers and provided 73 video channels, 29 pay-per-view channels and 39 audio channels. As of December 31, 2003, we owned a 26.7% interest in this venture on a fully diluted basis through MCOP, and our partners, Casa Editorial El Tiempo, S.A., Radio Cadena Nacional, S.A., RTI Comunicaciones de Colombia Ltda. and Pastrana Arango, owned 3.18%, 3.10%, 3.14% and

1.50%, respectively. We have veto rights over some extraordinary transactions requiring supermajority shareholder approval. The concession for the Colombian DTH platform was granted in 1997 for 10 years and Sky Colombia has the right to renew 6 months prior to the expiration date.

     CHILE. Sky Chile, the Chilean DTH platform commenced operations in October 1998 and, as of December 31, 2002 and December 31, 2003, had over 56,000 and over 52,200 gross active subscribers, respectively, and provided 71 video channels, 30 pay-per-view channels and 39 audio channels. As of December 31, 2003, we owned a 30% interest in this venture on a fully diluted basis through MCOP. As of December 31, 2003, we did not have any local partners in this joint venture. We have veto rights over some extraordinary transactions requiring supermajority shareholder approval. The concession for the Chilean DTH platform was granted in 1998 for 10 years and Sky Chile has the right to renew 180 days prior to expiration.

     PROGRAMMING. We and News Corp. are major sources of programming content for our DTH joint ventures and have granted our DTH joint ventures in Latin America and Mexico exclusive DTH satellite service broadcast rights to all of our and News Corp.'s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third-party agreements in the territories of our DTH joint ventures in Latin America and Mexico and excluding the Fox Sports (Americas) channel. In addition to sports, news and general entertainment programming, we provide our DTH joint ventures in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels, which are among the most popular television channels in Mexico. Our DTH satellite service in Mexico is the only pay television service that offers all the over-the-air broadcast signals from Mexico City as well as our channels from Guadalajara and Monterrey. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay television channels in Mexico. Through its relationships with us and News Corp., we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the U.S., Europe and Latin America.

UNIVISION

     In December 1992, A. Jerrold Perenchio, a Los Angeles private investor, Corporacion Venezolana de Television (Venevision), C.A. and one of our subsidiaries acquired the businesses of Univision from Hallmark Cards, Inc. We currently own shares and warrants representing an approximate 10.7% equity interest in Univision, on a fully diluted basis. Information regarding Univision's business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.

     We currently have a number of programming and financial arrangements with Univision, the leading Spanish-language media company in the U.S. which owns and operates the Univision Network, the most-watched Spanish-language television network in the U.S.; the TeleFutura broadcast and Galavision satellite/cable television networks; several dozen full power and low power television broadcast stations; over 70 radio stations constituting the largest Spanish-language radio broadcasting company in the U.S.; and the Univision Music Group, the leading Spanish-language music recording and publishing company in terms of music record sales in the U.S.

     We and Venevision, a Venezuelan media company, have agreed to supply programming to Univision under program license agreements that expire in December 2017, under which we and Venevision granted Univision an exclusive license to broadcast in the United States, solely over the Univision, Galavision and TeleFutura Networks, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevision own the U.S. distribution rights, subject to some exceptions, including some co-productions. See "Operating and Financial Review and Prospects -- Results of Operations -- Programming Licensing." In December 2001, we amended the program license agreement to increase our royalties. After giving effect to these amendments, we are now entitled, in addition to our existing 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to an incremental 3% programming royalty on net time sales on these networks to the extent such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the TeleFutura Network which we began receiving in 2003, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year to U.S.$12.5 million. Univision also has some rights regarding some special events and other television programming produced or co-produced by us and Venevision. In exchange for programming royalties based upon combined net time sales regardless of the amount of our and Venevision's programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement and that this programming will be representative of the quality of programming that we produced during 2000. We have also agreed that a certain portion of the 8,531 hours of programming that we provide will be telenovelas. In 2003, Televisa programming represented approximately 34% and 19% of the Univision and TeleFutura Networks' non-repeat broadcast hours, respectively.

     Under an agreement we have with Univision, we are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain ventures relating to U.S. Spanish-language broadcasting.

     We also entered into several other transactions and arrangements with Univision in December 2001, including an agreement to establish a joint venture to introduce our satellite and cable pay-TV programming into the United States. We and Univision entered into definitive agreements to commence this joint venture's operations in April 2003. The joint venture company, called TuTV, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the U.S. that feature our programming. In May 2003, TuTV entered into a five-year distribution agreement with EchoStar Communications Corporation for three of the five existing channels. TuTV is jointly controlled by Univision and us, and we have each agreed to contribute U.S.$20 million over the first three years of the venture. We cannot assure you that this venture will be profitable.

     We have an international program rights agreement with Univision that, as amended in December 2001, requires Univision to grant us and Venevision the right to broadcast outside the United States programs produced by Univision for broadcast on the Univision or Galavision networks. We have the exclusive right to broadcast these programs in Mexico and Venevision has the exclusive right to broadcast these programs in Venezuela. We and Venevision each have an undivided right to broadcast these programs in all other territories (other than the United States, but including Puerto Rico), provided those programs were on the air as of October 2, 1996. The rights to these programs granted to us and Venevision will revert back to Univision when the relevant program license agreement terminates. For such programs produced after October 2, 1996, we and Venevision have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, but Univision retains all rights for the rest of the world. For such programs produced after September 26, 1996, we and Venevision have merchandising rights only in those territories. The rights to these programs granted to us and Venevision will revert back to Univision when we or Venevision, as the case may be, own less than an aggregate of 13,578,084 shares and warrants of Univision, unless our ownership interest changes as a result of a merger or other similar transaction involving Univision, in which case these rights will continue until the termination of the program license agreement. We and Venevision have been granted certain rights of first offer to broadcast in Mexico and Venezuela, respectively, programs that have not been shown on the Univision or Galavision networks. If Univision cannot reach an agreement with us or Venevision to license the broadcast in Mexico or Venezuela, respectively, of programs that have aired on the TeleFutura Network, then it may not broadcast or license the broadcast of such programs by any other third party in Mexico or Venezuela.

     In addition, we entered into agreements with Univision regarding two Puerto Rico television stations that Univision has an option to acquire and to which Univision currently provides programming. If Univision exercises its purchase option, it will be required to offer us the right to acquire a 15% interest in the Puerto Rico stations and to offer Venevision the right to acquire a 10% interest in the stations. Until May 2005, Univision has a right of first refusal with respect to Televisa programs that are not already subject to preexisting contractual commitments, and will pay performance and license fees to us for these programs. After May 2005, if Univision has exercised its option to acquire the stations, its rights will be exclusive in a manner similar to existing program rights agreements, and it will pay Televisa royalties for these rights. Similar arrangements exist between Univision and Venevision.

     In December 2001, we made a U.S.$375.0 million equity investment in Univision for which we ultimately received 10,594,500 shares of Univision Class A Common Stock. We currently own 39,289,534 shares and warrants of Univision, representing an approximate 10.7% equity stake, on a fully diluted basis. We have rights to require Univision to register for public sale the shares of Univision stock that we own.

     In addition, we are entitled to elect one director and one alternate director to Univision's Board of Directors. In 2002, we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and

President of our Executive Committee of our Board, as our director of Univision, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of Univision. Univision subsequently appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors.

COMPETITION

     We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.

     TELEVISION BROADCASTING

     Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and multi-channel, multi-point, multi-channel distribution system and DTH satellite services. We generally compete with 197 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which are affiliated with 176 stations outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V. owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2001, 2002 and 2003, the average audience share throughout Mexico of both the Channel 7 and 13 networks was 29.5%, 27.6% and 29.9% respectively, during prime time, and 27.0%, 25.6% and 28.2% respectively, during sign-on to sign-off hours. See
" -- Television -- Television Industry in Mexico."

     In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 7 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See " -- Television -- Television Broadcasting."

     Our English- and Spanish-language border stations compete with English-and Spanish-language television stations in the U.S., and our Spanish-language productions compete with other English-and Spanish-language programs broadcast in the U.S.

     We are a major supplier of Spanish-language programming in the U.S. and throughout the world. We face competition from other international producers of Spanish-language programming and other types of programming.

     PUBLISHING

     Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media. Competition for advertising is based on circulation levels, reader demographics and advertising rates.

     CABLE TELEVISION

     According to CANITEC, there were approximately 575 concessions in Mexico as of December 31, 2003, serving approximately 2.4 million subscribers. Cablevision is the largest cable system operator in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevision also competes with several DTH satellite service providers in Mexico, including our DTH joint venture, Innova. See " -- Cable Television -- Pay-Per-View Channels" and " -- DTH Satellite Services." Cablevision also faces competition from MVS Multivision, S.A. de C.V., or Multivision, a multi-point, multi-channel distribution system, or MMDS, operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a headend similar to that of a cable system. Multivision has been in operation for more than 15 years and offers 15 channels to its subscribers, but it cannot broadcast Mexico's over-the-air channels, including Channels 2, 4, 5 and 9. Some of the channels that Multivision broadcasts compete directly with the Cablevision channels, as well as Cablevision's 28 pay-per-view channels. Furthermore, since Cablevision operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevision presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevision is required to provide access to its cable network to the extent it has available capacity on its network.

     In addition, in connection with its Internet access services and other new products and multimedia communications services, Cablevision will face competition from several media and telecommunications companies throughout Mexico, including Internet service providers, DTH services and other personal communication and telephone companies, including us and our affiliates.

     RADIO

     The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 114 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, owns or operates approximately 160 radio stations in Mexico, 7 of which are located in Mexico City.

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

     FEATURE FILM PRODUCTION AND DISTRIBUTION

     Production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico. See " -- Other Businesses -- Feature Film Production and Distribution." Our films also compete with other forms of entertainment and leisure time activities.

     DTH SATELLITE SERVICES

     Innova presently competes with, or expects to compete with, among others, DirecTV Mexico, cable systems (including Cablevision), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores, internet and other entertainment and leisure activities generally.

     Innova's main DTH competitor in Mexico is DLA, which operates DirecTV Mexico. DirecTV, as the system is commercially known, currently offers 78 video, 32 audio and 16 pay-per-view channels.

     Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay television market in Mexico matures, Innova expects to face competition from an increasing number of sources, including emerging technologies that provide new services to pay television customers and require us to make significant capital expenditures in new technologies. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- One of Innova's and MCOP's Owners, News Corp., Has Acquired Significant Interests in DirecTV, Innova's DTH Competitor in Mexico and MCOP's Competitor in other Countries in Latin America, and PanAmSat, and We Cannot Predict What Effect This Will Have on Us or Innova or MCOP."

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

     Concessions may be renewed for a term of up to 30 years (with 12 years currently being standard). The concessions for Channels 2, 4, 5 and 9 in Mexico City expire in 2009. As of December 31, 2003, the expiration dates for the concessions for our other television stations range from 2004 to 2015. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

     Supervision of Operations. The SCT regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the SCT.

     Television programming is not censored under Mexican law, except that it is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under Mexican regulations, the Secretaria de Gobernacion, or Mexican Ministry of the Interior, reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for adults and teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.

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

     Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. Concessionaires may not broadcast misleading advertisements. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 10:00 p.m. As of January 20, 2004, advertisements for tobacco products are prohibited by amendment to the Ley General de Salud, or the Public Health Law. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. The advertisements of some products and services, such as medicine and alcohol, require approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries and other games.

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

     Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, cable television, radio and DTH satellite services. Under Mexico's Ley de Inversion Extranjera, or Foreign Investment Law, the Ley Federal de Radio y Television, or Radio and Television Law, and the Reglamento de la Ley de Inversion Extranjera, or Foreign Investment Law Regulations, foreign investors may not vote the capital stock of Mexican broadcasting companies (other than through "neutral investment" mechanisms, such as through the CPOs held by certain of our shareholders). See " -- Satellite Communications -- Mexican Regulation of DTH Satellite Services."

     REGULATION OF U.S. TELEVISION BROADCAST NETWORKS AND SATELLITE/CABLE
     NETWORKS

     Univision is subject to U.S. laws and regulations affecting the Univision and TeleFutura television broadcast networks and the Galavision satellite/cable network.

     Television Broadcast Network Restrictions. Under current FCC rules, there are no limits either on the number of broadcast networks that may be maintained by a television broadcast network organization, or on the number of television stations that may be affiliated with a network organization. Mergers among any existing or future U.S. television broadcast networks are permitted by the FCC except among ABC, CBS, Fox or NBC, and television broadcast networks may acquire, or be acquired by or commonly controlled with, cable television systems.

     FCC rules restrict television broadcast networks' contractual relationships with their affiliated stations. These rules require that affiliates be permitted to reject network programs that they believe are unsuitable or contrary to the public interest, and to preempt network programs in favor of programs they deem to be of greater local or national importance. The rules bar broadcast networks from optioning station time, from requiring affiliates to clear time for the network that is already scheduled for other use, from controlling the advertising rates charged by affiliates during non-network programs, and from entering into certain territorially restrictive or exclusive arrangements with affiliates regarding the distribution of the broadcast network's programs. A rule preventing a broadcast network from representing its affiliates in the sale of non-network advertising time was permanently waived for Univision.

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

     Satellite/Cable Network Restrictions. Chiefly through its jurisdiction over cable system operators, the FCC regulates satellite and cable networks in a variety of ways, including, but not limited to, by preventing the ability of certain cable networks to discriminate against non-affiliated multi-channel video programming distributors in the sale or delivery of programming, limiting the number of commercial minutes that may be sold within children's programming, and imposing closed captioning requirements on programs transmitted to cable subscribers.

     Ownership Restrictions. There are no restrictions on non-U.S. ownership of U.S. broadcast networks or satellite/cable networks.

     U.S. REGULATION OF BROADCAST STATIONS

     The ownership and operation of U.S. broadcast stations, including television and radio stations owned by and/or affiliated with Univision, are subject to the jurisdiction of the FCC, which acts under authority granted by the U.S. Communications Act. The FCC allots particular TV and radio channels to specific communities, approves stations' technical parameters and operating equipment, issues, modifies, renews and revokes licenses, approves changes in licensee ownership or control, regulates the ownership and employment practices of licensees, and in certain limited respects controls the content of broadcast programming. The FCC collects annual regulatory fees and imposes penalties, including monetary fines and license revocation, for violations of the Communications Act or its rules.

     Ownership Matters. FCC rules limit the "attributable" interests that an individual or entity may hold in broadcast licensees. Generally, the officers, directors, general partners, parties who own or control a 5% or greater voting stock interest (20% if the holder is a qualified passive investor), and non-"insulated" limited partners and limited liability company members of a licensee or its parent hold "attributable" interests in the licensee. Also constituting "attributable" interests are the brokering of more than 15% of a television station's weekly program time by another TV station in the market or of a radio station's weekly program time by another radio station in the market, and the holding of equity and debt interests that together exceed 33% of a licensee's total asset value, if the interest holder supplies more than 15% of total weekly programming hours or is an attributable same-market media entity.

     On June 2, 2003, the FCC adopted substantial changes to its broadcast ownership rules, which restrict the holdings that those with attributable interests in broadcast licensees may possess in various types of media properties. Before the new rules took effect, however, several parties appealed the FCC's order, and on September 3, 2003, the United States Court of Appeals for the Third Circuit, or Third Circuit, issued a stay of the new rules. On June 24, 2004, the Third Circuit issued a decision remanding some of the rules to the FCC for additional justification or modification. Although the court also affirmed some of the FCC's revised regulations, the stay nonetheless remains in effect for all of the revised rules pending FCC action on remand and further court review.

     Pursuant to legislation signed into law on January 23, 2004, an entity may hold "attributable" interests in U.S. television stations with an aggregate national audience reach of 39% of total U.S. television households. This law was a compromise between those desiring to maintain the pre-June 2003 limit of 35% and those supporting the FCC's June 2003 order, which would have raised the limit to 45%. For purposes of this national audience reach cap, all potential viewers in each market in which an entity holds an "attributable" TV station interest are counted regardless of the station's actual audience ratings, but UHF television stations are attributed with only 50% of the television households in their markets. The FCC's June 2003 action temporarily retained this "UHF Discount," which benefits Univision since virtually all of its television stations operate in the UHF band. In February 2004, the FCC sought public comment on whether the new law establishing a 39% national audience reach limitation restricts the FCC's authority to alter or eliminate the UHF Discount. Univision has filed comments urging the FCC to conclude that the law mandates retention of the UHF Discount. In its June 24, 2004 decision, the Third Circuit held that the new law mandating a 39% audience reach cap mooted the appeals before it on that issue. The court also found that it could not entertain challenges to the FCC's retention of the UHF Discount, but that the FCC itself could decide the scope of its authority to modify or eliminate the UHF Discount.

     The FCC also limits television ownership at the local level, that is, within each individual market (as between different markets, only the national audience reach cap limits the ownership of television stations). The June 2003 FCC action would have liberalized the circumstances under which a single entity may hold interests in two stations in the same market, and permitted for the first time common ownership of three same-market television stations in the largest markets, including some markets where Univision currently owns two stations. In its June 24, 2004 decision, the Third Circuit found that the justification for these changes was inadequate, and directed the FCC either to provide better support for strictly numerical limits that weight all television stations in each market as equal, or to modify the regulations to reflect actual market share. The court upheld the FCC's decision to maintain its prohibition on common ownership of any two of the top four stations in a given market.

     Since 2002, common ownership of television stations and cable television systems in the same market has been allowed. The Third Circuit upheld the FCC's June 2003 decision to repeal the ban on common ownership of broadcast stations and daily newspapers. However, at the same time, the court remanded for further proceedings the cross-media limits that would have replaced both the broadcast/newspaper cross-ownership ban and the former rule limiting common ownership of radio and television stations in the same market. The FCC's June 2003 action would have prohibited cross-media combinations only in markets with three or fewer television stations. The Third Circuit determined that the FCC had not provided adequate justification to support the specific combinations of newspaper, television and radio ownership that it proposed to allow. As a result, the existing cross-ownership restrictions remain in effect, pursuant to the court's stay.

     There is no national limit on the number of U.S. radio stations in which a single entity may hold "attributable" interests. On the local level, "attributable" interests may currently be held in up to eight radio stations in the largest markets, based on the total number of radio stations in the market. Although the FCC did not alter the local radio ownership limits in its June 2003 decision, it did decide to use a different methodology for defining a radio market for purposes of determining compliance with these limits. The new methodology would mean that certain existing commonly owned station groups would exceed the current numerical limits. The Third Circuit upheld the FCC's adoption of the new methodology for defining radio markets, but remanded the FCC's decision to retain its existing numerical limits, which do not consider the overall market share of co-owned stations. The FCC had announced in its June 2003 decision that combinations exceeding its limits under the new market definition would be "grandfathered," but could not be transferred intact, a concept that the Third Circuit upheld. The FCC had said that it would process station sale applications that are pending at the time the new rules take effect under the revised market definition methodology. The Third Circuit's remand of the limits themselves, and extension of its stay, however, means that new applications for station acquisitions are likely to be processed under the existing market definitions and numerical limits for an extended period.

     The outcome of the federal court litigation notwithstanding, some or all of these changes could be superseded by Congressional action (such legislation has been introduced).

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

     License Renewal. Television and radio broadcasting licenses are subject to renewal, normally for an eight-year term, upon application to the FCC. A license renewal application will be granted, and no competing applications for the same frequency will be entertained, if the licensee has served the public interest, has committed no serious violations of the Communications Act or the FCC's rules, and has not committed other violations which together would constitute a pattern of abuse of such Act or rules. However, interested parties, including members of the public, may file petitions to deny license renewal applications, and the transferability of an applicant's license may be restricted during the pendency of its renewal application.

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

     Digital Television Transition. The FCC has assigned each U.S. full power television station an additional 6 MHz of broadcast spectrum for the provision of a free digital video programming service. Broadcasters may utilize this spectrum to provide multiple video programming streams, and may also use some of the new spectrum for data transmission and other revenue-generating services, so long as such services do not detract from the free over-the-air program service. The broadcast licensee must pay the FCC 5% of any gross subscription and advertising revenues received from all ancillary or supplementary services. Univision's television stations have either timely commenced digital television, or DTV, operations pursuant to their FCC authorizations, or have received or requested extensions that would authorize their commencement of DTV operations at a future date. All broadcasters are required to operate exclusively in the digital mode and to surrender channels operating in analog mode no later than December 31, 2006, assuming that certain penetration levels pertaining to the transmission and reception of DTV signals have been achieved in each individual market by that date. Congress, however, has required the FCC to extend this deadline on a market-by-market basis if the requisite penetration levels have not been met by that time, and the FCC is currently considering precisely how it will determine when the required penetration levels have been achieved. It is widely expected that the actual transition to exclusively digital broadcasting will not occur until at least several years after December 31, 2006.

     The transition to digital television continues to require significant expenditures by licensees such as Univision, although the FCC has permitted lower-powered, and therefore less expensive, initial DTV facilities to be constructed. Moreover, although the FCC has attempted to assign DTV channels and power levels that will reasonably replicate each licensee's current coverage area (and thus its audience reach levels), there is no assurance that such replication will be fully achieved for any or all of the Univision television stations. In addition, there is no requirement that cable television systems retransmit both digital and analog television broadcast signals during the period when television licensees must transmit in both modes, or that in the post-transition period, cable television systems will be required to carry more than the primary video signal of each DTV station, although the FCC is currently considering these and related issues. Moreover, DTV receivers have not been widely purchased by consumers, and issues of cable compatibility, mandatory inclusion of DTV tuners in TV sets, control over navigational devices, and copy protection (digital rights management) have also delayed the deployment of DTV. In addition, uncertainty surrounds the analog termination date. For all these reasons, it is unclear whether, or when, audience levels for DTV broadcasts will equal current levels for analog television broadcasting.

     Cable Carriage. Most U.S. residents view television broadcast signals by means of cable television retransmissions of these signals. Cable television systems must devote up to one-third of their available channels to the carriage of local commercial television stations, and Univision has stated that its full power television stations rely on these "must-carry" rights to obtain cable carriage. Must-carry rights are not absolute, however, and the mere election of "must-carry" status may not secure carriage in every circumstance. There is also no assurance of the extent to which these "must-carry" provisions or the related "retransmission consent" option will encompass DTV transmissions, particularly while analog broadcasts continue. The FCC is currently examining the applicability of the mandatory carriage and retransmission consent provisions to digital television.

     Direct Broadcast Satellite Carriage. The Satellite Home Viewer Improvement Act of 1999 contemplates mandatory carriage of all local television stations by a direct broadcast satellite, or DBS, carrier in any market in which that carrier chooses to provide one or more local signals pursuant to the statutory copyright license; currently, two DBS carriers provide such local service in more than ninety of the largest markets, including most Univision markets. Univision has stated that it intends to obtain DBS carriage for each of its eligible stations.

     Proposed changes. Proposals for additional or revised regulations and requirements are pending before Congress and federal regulatory agencies on an ongoing basis. It cannot be predicted at this time whether new legislation, court action or FCC regulations, or changes in the interpretation or enforcement of current laws and regulations, will have an adverse impact on Univision's operations.

     RADIO

     The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2003, the expiration dates of our radio concessions ranged from 2004 to 2015. See " -- Television," " -- Radio -- Radio Stations" and "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

     CABLE TELEVISION

     Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevision's previous cable television concession expired in August 1999. On September 23, 1999, Cablevision obtained a telecommunications concession from the SCT, which expires in 2029, and the concession to transmit two over-the-air UHF restricted television channels, which expires in 2010. Pursuant to its public telecommunications concession, Cablevision can provide cable television, limited audio transmission services, specifically music programming, bidirectional Internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. The scope of Cablevision's public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:

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

     Restrictions on Advertising. Mexican law restricts the type of advertising which may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on over-the-air Channels 2, 4, 5 and
9. See " -- Regulation -- Television -- Mexican Television Regulations -- Restrictions on Advertising."

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

     SATELLITE COMMUNICATIONS

     Mexican Regulation of DTH Satellite Services. Concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites on May 24, 1996. In November 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the PAS-9 satellite system, a foreign-owned satellite system.

      Like a public telecommunications network concession, a DTH concession may be revoked or terminated by the SCT prior to the end of its term in certain circumstances, which for a DTH concession include:

      - the failure to use the concession within 180 days after it was granted;

      -     a declaration of bankruptcy of the concessionaire;

      - failure to comply with the obligations or conditions specified in the concession;

      -     unlawful assignments of, or encumbrances on, the concession; or

      -     failure to pay to the government the required fees.

      At the termination of a concession, the Mexican government has the preemptive right to acquire the assets of a DTH satellite service concessionaire. In the event of a natural disaster, war, significant public disturbance or for reasons of public need or interest, the Mexican government may temporarily seize and expropriate all assets related to a concession, but must compensate the concessionaire for such seizure. The Mexican government may collect fees based on DTH satellite service revenues of a satellite concessionaire.

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

      Regulation of DTH Satellite Services in Other Countries. Our current and proposed DTH joint ventures in other countries are and will be governed by laws, regulations and other restrictions of such countries, as well as treaties that such countries have entered into, regulating the delivery of communications signals to, or the uplink of signals from, such countries. In addition, the laws of some other countries establish restrictions on our ownership interest in some of these DTH joint ventures as well as restrictions on programming that may be broadcast by these DTH joint ventures.

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

SIGNIFICANT SUBSIDIARIES, ETC.

      The table below sets forth our significant subsidiaries as of December 31, 2003.

                                                                           JURISDICTION OF
                                                                           ORGANIZATION OR         PERCENTAGE
NAME OF SIGNIFICANT SUBSIDIARY                                              INCORPORATION         OWNERSHIP(1)
------------------------------                                              -------------         ------------
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)..................              Mexico                100.0%
CVQ Espectaculos, S.A. de C.V.(2)(3)..............................              Mexico                100.0%
Editora Factum, S.A. de C.V.(3)(4)................................              Mexico                100.0%
   Empresas Cablevision, S.A. de C.V.(3)(5).......................              Mexico                 51.0%

   Galavision DTH, S. de R.L. de C.V.(3)(6).......................              Mexico                100.0%
Editorial Televisa, S.A. de C.V.(3) (7)...........................              Mexico                100.0%
Factum Mas, S.A. de C.V.(3) (8)...................................              Mexico                100.0%
   Sky DTH, S. de R.L. de C.V.(8).................................              Mexico                100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(9).................              Mexico                100.0%
Grupo Radiopolis, S.A. de C.V. (10) ..............................              Mexico                100.0%
Sistema Radiopolis, S.A. de C.V.(3)(11)...........................              Mexico                 50.0%
Telesistema Mexicano, S.A. de C.V.(12)............................              Mexico                100.0%
   Televisa, S.A. de C.V.(13).....................................              Mexico                100.0%
Television Independiente de Mexico, S.A. de C.V.(12)..............              Mexico                100.0%

----------
(1) Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2) One of two direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3) While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4) Subsidiary through which we own equity interests in and conduct our cable television and Internet businesses.

(5) Direct subsidiary through which we conduct the operating of our Cable Television business. For a description of America Movil's sale of its 49% equity interest in this business in April 2002, see "Information on the Company -- Business Overview -- Cable Television -- Mexico City Cable System."

(6) Subsidiary through which we own equity interests in DTH joint ventures, excluding Innova.

(7) Subsidiary through which we conduct the operations of our Publishing segment.

(8) One of two subsidiaries through which we own a 60% equity interest in Innova.

(9) Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(10) Direct subsidiary through which we own most of our equity interest in Univision, as well as our 50% joint interest in TuTV, LLC.

(11) Direct subsidiary through which we conduct the operations of our Radio segment. As described under "Information on the Company -- Business Overview -- Radio," in October 2001, we entered into agreements with Promotora de Informaciones, S.A., or Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity interest in Sistema Radiopolis, with limited voting rights, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See "Operating and Financial Review and Prospects -- Results of Operations -- Radio" and " -- Minority Interest."

(12) One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Programming for Pay Television and Programming Licensing segments.

(13) Indirect subsidiary through which we conduct operations of our Television Broadcasting, Programming for Pay Television and Programming Licensing segments.

PROPERTY, PLANT AND EQUIPMENT

      Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, work shops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices facilities, through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in 2 locations in Mexico City, 14 studios in San Angel and 10 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 33 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, work shops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement which was renewed in 1993 for a term of 30 years and which may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.8 million square feet of space, of which over 3.5 million square feet are located in Mexico City and the surrounding areas, and approximately 1.3 million square feet are located outside of Mexico City and the surrounding areas.

      Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

      We also own or lease over a total of 480,616 square feet in properties in the U.S., Latin America and Spain in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the U.S., Latin America and Spain:

                                                              NUMBER OF
 OPERATIONS                                                  PROPERTIES           LOCATION
 ----------                                                  ----------           --------
 TELEVISION AND NEWS ACTIVITIES
          Owned properties.........................               1             San Diego, California

          Leased properties.........................              4             Madrid, Spain
                                                                                San Diego, California
                                                                                Miami, Florida
 PUBLISHING ACTIVITIES
          Owned properties.........................               1             Miami, Florida
          Leased properties.........................              3             Beverly Hills, California
                                                                                New York, New York
                                                                                San Juan, Puerto Rico
 PUBLISHING DISTRIBUTION AND OTHER
 ACTIVITIES
          Owned properties.........................               8             Alicante, Colombia
                                                                                Guayaquil, Ecuador
                                                                                Quito, Ecuador
                                                                                Buenos Aires, Argentina

          Leased properties*......................               16             Quito, Ecuador
                                                                                Cali, Colombia
                                                                                Bogota, Colombia
                                                                                Medellin, Colombia
                                                                                Lima, Peru
                                                                                Buenos Aires, Argentina
                                                                                Panama, Panama
                                                                                Chacao, Venezuela
                                                                                Santigo, Chile

*     Not including a network of 45 newsstands and point-of-sale arrangements.

      Satellites. We currently use transponder capacity on four satellites:
Satmex V, which reaches Mexico, the U.S., Latin America and the Caribbean, except Brazil; PAS-3R, which reaches North America, Western Europe, Latin America and the Caribbean; Solidaridad II, which reaches Mexico; and Galaxy IVR, which reaches Mexico, the U.S. and Canada. According to published reports, Galaxy IVR has experienced irreparable damage and is no longer usable. A new replacement for the Galaxy IVR, Galaxy 16, will be available within the next 25 months. The PAS-9 satellite is currently functioning and has 15 years remaining on its expected life. We do not have a replacement plan for PAS-9. According to published reports, certain systems on the PAS-6B satellite are no longer usable and the satellite is expected to cease operations entirely around January 2008. There is no replacement available for this satellite. We used transponder capacity on Telstar 7 from September 2000 until June 2003, when we began using transponder capacity on SatMex V. Our joint venture with Univision, TuTV, uses AMC-1, which reaches Mexico, the U.S. and Canada. Our DTH joint ventures in Latin America are currently using transponder capacity on two satellites: PAS-6B for the DTH satellite services in Colombia and Chile and PAS-9 for the DTH satellite service in Mexico. PAS-9 provides coverage of Central America, Mexico, the Southern U.S. and the Caribbean. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 13 to our year-end financial statements.

      PanAmSat and DIRECTV recently announced that they had signed a definitive agreement to sell PanAmSat to a group headed by KKR. We cannot predict how this sale may affect our arrangements with PanAmSat.

      On September 20, 1996, PanAmSat, our primary satellite service provider, agreed to provide us transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 Mhz C-band transponders on Galaxy IVR, which reaches Mexico, the U.S. and Canada, due to an exchange with three of the five 54 Mhz Ku-band transponders on PAS-3R described above. For each of the 36 Mhz C-band transponders we pay an annual fee of approximately U.S.$3.7 million.

      With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by PanAmSat, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurances can be given in this regard.

      Insurance. We maintain comprehensive insurance coverage for our offices, equipment and other property, subject to some limitations, that result from a business interruption due to natural disasters or other similar events.

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

                       PREPARATION OF FINANCIAL STATEMENTS

      Our year-end financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 26 to our year-end financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2003. Note 26 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders' equity. Note 26 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.

                              RESULTS OF OPERATIONS

      The following tables set forth our results of operations data as a percentage of net sales:

                                                YEAR ENDED DECEMBER 31,(1)(2)
                                               ------------------------------
                                               2001          2002        2003
                                               ----          ----        ----
SEGMENT NET SALES
Television Broadcasting..................      63.0%         64.0%        64.4%
Programming for Pay Television...........       2.5           2.8          2.9
Programming Licensing....................       7.0           6.4          6.8
Publishing...............................       7.9           7.7          7.5
Publishing Distribution..................       4.4           6.1          7.5
Cable Television.........................       5.4           5.1          4.1
Radio(3).................................       1.2           0.8          1.1
Other Businesses.........................       8.6           7.1          5.7
                                              -----         -----        -----
     Total Segment Net Sales.............     100.0%        100.0%       100.0%
Intersegment Operations..................      (2.6)         (1.7)        (1.3)
                                              -----         -----        -----
     Total Consolidated Net Sales........      97.4%         98.3%        98.7%
                                              =====         =====        =====

                                                     YEAR ENDED DECEMBER 31,(1)
                                                    ---------------------------
                                                    2001       2002       2003
                                                    -----      -----      -----
TOTAL NET SALES
Cost of sales .................................      58.2%      57.6%      54.7%
Selling expenses ..............................       7.6        7.8        7.2
Administrative expenses .......................       6.8        6.3        6.0
Operating income before depreciation and
amortization ..................................      27.4       28.3       32.1
                                                    -----      -----      -----
     Total ....................................     100.0%     100.0%     100.0%
                                                    =====      =====      =====

----------
(1) Certain segment data set forth in these tables vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 25 to our year-end financial statements.

(2) Percentages for 2001 and 2002 have been reclassified to reflect the classification of the results of our Music Recording segment as discontinued operations. See footnote (2) to the tables set forth under the caption " -- Summary of Business Segment Results," " -- Discontinued Operations" and Note 22 to our year-end financial statements.

(3) See footnote (3) to the tables set forth under the caption " -- Summary of Business Segment Results."

SUMMARY OF BUSINESS SEGMENT RESULTS

      The following tables set forth the net sales and operating income (loss) before depreciation and amortization of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2001, 2002 and 2003. Information regarding our business segments and unallocated corporate expenses for 2001 and 2002 was prepared in accordance with International Accounting Standard No. 14, "Segment Reporting" (IAS 14), which was applicable in those years to Mexican companies under Bulletin A-8. In 2003 we adopted the provisions of Bulletin B-5, "Financial Information by segments" issued by the MIPA, which provisions are similar to those standards previously applied by us under IAS 14. These standards require us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with these standards, we currently classify our operations into eight business segments: Television Broadcasting, Programming for Pay Television, Programming Licensing, Publishing, Publishing Distribution, Cable Television, Radio and Other Businesses. See " -- New Mexican Accounting Policies" and Note 25 to our year-end financial statements. Results attributable to our music recording operations, which we sold to Univision in April 2002, have been classified as discontinued operations. See " -- Discontinued Operations" and Note 22 to our year-end financial statements.

                                                           YEAR ENDED DECEMBER 31,(1)(2)
                                          --------------------------------------------------------
                                              2001                   2002                 2003
                                          ------------           -----------           -----------
                                            (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF
                                                             DECEMBER 31, 2003)
SEGMENT NET SALES
Television Broadcasting .........         Ps. 13,980.1           Ps.14,596.5           Ps.15,387.0
Programming for Pay Television ..                565.2                 632.2                 699.7
Programming Licensing ...........              1,544.0               1,461.1               1,630.2
Publishing ......................              1,763.2               1,750.1               1,787.8
Publishing Distribution .........                985.9               1,397.2               1,776.2
Cable Television ................              1,189.4               1,152.3                 986.5
Radio(3) ........................                259.1                 194.5                 249.3
Other Businesses ................              1,896.7               1,610.3               1,361.2
                                          ------------           -----------           -----------
     Total Segment Net Sales ....             22,183.6              22,794.2              23,877.9
Intersegment Operations .........               (571.5)               (377.6)               (314.7)
                                          ------------           -----------           -----------
     Total Consolidated Net Sales         Ps. 21,612.1           Ps.22,416.6           Ps.23,563.2
                                          ============           ===========           ===========

                                                                           YEAR ENDED DECEMBER 31,(1)(2)
                                                               --------------------------------------------------
                                                                  2001               2002                2003
                                                               ----------          ----------          ----------
                                                              (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF
                                                                               DECEMBER 31, 2003)
SEGMENT OPERATING INCOME (LOSS) BEFORE
DEPRECIATION AND AMORTIZATION
Television Broadcasting(4) ............................        Ps.5,305.4          Ps.5,700.4          Ps.6,540.2
Programming for Pay Television(5) .....................              44.1               107.4               154.3
Programming Licensing .................................             334.8               238.6               498.1
Publishing ............................................             307.0               281.9               346.2
Publishing Distribution ...............................              22.4                15.5                 8.6
Cable Television ......................................             364.1               337.3               301.4
Radio(3) ..............................................               7.0               (30.5)               22.5
Other Businesses ......................................            (316.2)             (158.8)             (150.8)
                                                               ----------          ----------          ----------
   Total Segment Operating Income Before Depreciation
   and Amortization ...................................           6,068.6             6,491.8             7,720.5
Corporate Expenses(6) .................................            (148.6)             (149.2)             (149.3)
                                                               ----------          ----------          ----------
   Total Consolidated Operating Income Before

   Depreciation and Amortization ......................        Ps.5,920.0          Ps.6,342.6          Ps.7,571.2
                                                               ==========          ==========          ==========

----------
(1) Certain segment data set forth in these tables vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 25 to our year-end financial statements.

(2) Total segment net sales, total consolidated net sales, total segment operating income before depreciation and amortization and total consolidated operating income before depreciation and amortization do not reflect the results of operations of our Music Recording segment. We sold our music recording operations to Univision in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our Music Recording segment for the year ended December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. See " -- Discontinued Operations" and Note 22 to our year-end financial statements.

(3) As described under "Information on the Company -- Business Overview -- Radio" in October 2001, we entered into agreements with Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity stake, with limited voting rights, in our radio subsidiary, Sistema Radiopolis, for U.S.$50.0 million, and made a U.S.$10.0 million capital contribution. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See " -- Results of Operations -- Radio," " -- Minority Interest" and Note 2 to our year-end financial statements.

(4) Reflects fixed costs related to the production of ECO, our discontinued international news program, in the amount of Ps.111.9 million for the years ended December 31, 2001. We ceased production of ECO in April 2001.

(5) Through April 2001, reflects production and programming costs and other direct operating costs and expenses related to ECO.

(6) The segment operating income (loss) before depreciation and amortization and total segment operating income before depreciation and amortization data set forth in this annual report do not reflect corporate expenses in any period presented. Total consolidated operating income before depreciation and amortization reflects corporate expenses in all periods presented. See Note 25 to our year-end financial statements.

SEASONALITY

      Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2001, 2002 and 2003, we recognized 28.8%, 29.5% and 29.8% of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate with the amount of advertising sales.

           RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

TOTAL SEGMENT RESULTS

      NET SALES

      Our net sales increased by Ps.1,146.6 million, or 5.1%, to Ps.23,563.2 million for the year ended December 31, 2003 from Ps.22,416.6 million for the year ended December 31, 2002. This increase reflects higher revenues in our Television Broadcasting, Programming Licensing, Programming for Pay Television, Publishing, Publishing Distribution and Radio segments and was partially offset by lower net sales in our Cable Television and Other Businesses segments.

      COST OF SALES AND OPERATING EXPENSES

      COST OF SALES

      Cost of sales decreased by Ps.22.8 million, or 0.2%, to Ps.12,889.1 million for the year ended December 31, 2003 from Ps.12,911.9 million for the year ended December 31, 2002. This decrease reflects lower costs in our Television Broadcasting, Programming Licensing, Publishing, Cable Television, Radio and Other Businesses segments. These decreases were partially offset by higher costs in our Publishing Distribution and Programming for Pay Television segments.

      SELLING EXPENSES

      Selling expenses decreased by Ps.59.7 million, or 3.4%, to Ps.1,692.9 million for the year ended December 31, 2003 from Ps.1,752.6 million for the year ended December 31, 2002. This decrease reflects lower selling expenses in our Programming for Pay Television, Programming Licensing, Cable Television and Other Businesses segments. This decrease was partially offset by an increase in the selling expenses of our Television Broadcasting, Publishing, Publishing Distribution and Radio segments.

      ADMINISTRATIVE EXPENSES

      Administrative expenses increased by Ps.0.5 million, to Ps.1,410.0 million for the year ended December 31, 2003 from Ps.1,409.5 million for the year ended December 31, 2002. This marginal increase was primarily due to an increase in our Television Broadcasting, Programming for Pay Television and Publishing Distribution segments and was partially offset by a decrease in the administrative expenses of our Programming Licensing, Publishing, Cable Television, Radio and Other Businesses segments primarily by lower personnel costs as a result of workforce reductions and layoffs, as well as reductions in other office facilities expenses, in connection with our continued cost-cutting efforts.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      For the foregoing reasons, our operating income before depreciation and amortization increased by Ps.1,228.6 million, or 19.4%, to Ps.7,571.2 million for the year ended December 31, 2003 from Ps.6,342.6 million for the year ended December 31, 2002.

TELEVISION BROADCASTING

      Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English-language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.2% in 2003, 12.5% in 2002 and 10.9% in 2001. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these periods.

      ADVERTISING RATES AND SALES

      We sell commercial time in three ways: advanced payment, upfront and scatter basis. Advertisers that elect the advanced payment or upfront options lock in prices for the upcoming year or quarter, regardless of future price changes. Advertisers that choose the advanced payment option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Upfront advertisers make commitments for a year or a quarter, without making advance payments, and have second priority in scheduling commercial time during regular and special programs. Scatter advertisers risk both higher prices and lack of access to choice commercial time slots. We offer guarantees to advanced payment and upfront advertisers based on the growth of their annual commitment. The largest portion of sales force incentive compensation ties bonuses to total year-end results.

      The Mexican government does not restrict our ability to set our advertising rates. In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales. We have historically been flexible in setting rates and terms for our television advertising. Nominal rate increases have traditionally been much higher in prime time and weekday prime time hours as a result of high demand for advertising during these hours. During 2002, 2003 and the first half of 2004, we increased our nominal advertising rates on a quarterly basis, and we intend to continue to increase our nominal advertising rates on a quarterly basis throughout 2004. During prime time broadcasts, we sold an aggregate of 1,660 hours of advertising time in 2003, 1,336 hours of advertising time in 2002 and 1,340 hours of advertising time in 2001. During sign-on to sign-off hours, we sold 3,491 hours of advertising time in 2003, 2,555 hours of advertising time in 2002 and 2,144 hours of advertising time in 2001. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal requirement to make broadcast time available to the Mexican government and to promote our programs, services and products and entities in which we have made investments.

      NET SALES

      Television Broadcasting net sales increased by Ps.790.5 million, or 5.4%, to Ps.15,387.0 million for the year ended December 31, 2003 from Ps.14,596.5 million for the year ended December 31, 2002. This increase is principally due to four factors: (i) the political advertising campaigns for the mid-term elections in Mexico during 2003; (ii) an increase of 11.5% in local sales, driven mainly by Channel 4TV; (iii) an increase in advertising time sold to existing clients; and (iv) the success of reality shows, primarily Big Brother. Excluding non-recurring revenues related to the political advertising campaigns in 2003 and the transmission of the Soccer World Cup in 2002, Television Broadcasting net sales would have increased by Ps.501.0 million, or 3.5% to Ps.14,719.5 million for the year ended December 31, 2003 from Ps.14,218.5 million for the year ended December 31, 2002.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Television Broadcasting operating income before depreciation and amortization increased by Ps.839.8 million, or 14.7%, to Ps.6,540.2 million for the year ended December 31, 2003 from Ps.5,700.4 million for the year ended December 31, 2002. This increase was primarily due to the increase in net sales and a decrease in cost of sales due to the transmission rights of the Soccer World Cup in 2002; partially offset by an increase in selling expenses due to higher commissions and promotional expenses. Excluding the results of the political advertising campaigns in 2003 and the transmission of the Soccer World Cup in 2002, Television Broadcasting operating income before depreciation and amortization would have increased by Ps.368.3 million or 6.7% to Ps.5,872.7 million for the year ended December 31, 2003, from Ps. 5,504.4 million for the year ended December 31, 2002.

      PROGRAMMING FOR PAY TELEVISION

      Programming for Pay Television net sales are derived primarily from revenues received from providing programming to pay television providers servicing Latin America, the U.S. and Europe, including other cable systems in Mexico and the DTH satellite joint ventures in which we have interests. Revenues from advertising time sold on programs provided to cable systems in Mexico are also reflected in this segment. Programming for Pay Television sells advertising independently from our other media-related segments on a scatter basis.

      NET SALES

      Programming for Pay Television net sales increased by Ps.67.5 million, or 10.7%, to Ps. 699.7 million for the year ended December 31, 2003 from Ps.632.2 million for the year ended December 31, 2002. This increase was primarily due to an increase in the number of pay television subscribers which resulted in higher revenues from signals sold, and higher advertising sales in Mexico, partially offset by lower revenues from signals sold to pay television systems in Latin America (other than Mexico) and Spain.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Programming for Pay Television operating income before depreciation and amortization increased by Ps.46.9 million, or 43.7%, to Ps.154.3 million for the year ended December 31, 2003, from Ps.107.4 million for the year ended December 31, 2002, primarily due to higher sales and lower operating expenses primarily due to lower commissions paid as a result of our new commission program. This increase was partially offset by higher signal costs sold to third parties.

PROGRAMMING LICENSING

      Programming Licensing net sales consist primarily of revenues from program license agreements principally for our telenovelas, variety programs and programming produced by third parties. Approximately 65.6% in 2003, 55.3% in 2002 and 50.8% in 2001 of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2003, 2002 and 2001, we received U.S.$96.1 million, U.S.$77.7 million and U.S.$75.6 million in program royalties from Univision, related to the Univision and Galavision networks. In 2003, we began receiving from Univision an additional 12% in royalties from the net time sales of the TeleFutura network, subject to certain adjustments. See "Information on the Company -- Business Overview -- Univision." We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries.

      NET SALES

      Programming Licensing net sales increased by Ps.169.1 million, or 11.6%, to Ps.1,630.2 million for the year ended December 31, 2003 from Ps.1,461.1 million for the year ended December 31, 2002. This increase was primarily due to higher royalties paid to us under the Program License Agreement celebrated with Univision in the amount of U.S.$96.1 million, for the year ended December 31, 2003 as compared to U.S.$77.7 million, for the year ended December 31, 2002, as well as an increase by the translation effect on foreign-currency denominated sales. These increases were partially offset by lower export sales mainly to Latin America and Europe.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Programming Licensing operating income before depreciation and amortization increased by Ps.259.5 million, or 108.8%, to Ps.498.1 million for the year ended December 31, 2003 from Ps.238.6 million for the year ended December 31, 2002. This increase was primarily due to the increase in net sales, as well as a decrease in cost of sales and operating expenses due to lower provision for doubtful trade accounts.

PUBLISHING

      Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Publishing sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.

      NET SALES

      Publishing net sales increased by Ps.37.7 million, or 2.2%, to Ps.1,787.8 million for the year ended December 31, 2003 from Ps.1,750.1 million for the year ended December 31, 2002. This increase was primarily due to an increase in the revenues of magazines sold in Mexico due to an increase in average price, as well as an increase in the number of advertising pages sold in Mexico and abroad, and the positive translation effect on foreign-currency denominated sales. These increases were partially offset by lower circulation of magazines sold abroad.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Publishing operating income before depreciation and amortization increased by Ps.64.3 million, or 22.8%, to Ps.346.2 million for the year ended December 31, 2003 from Ps.281.9 million for the year ended December 31, 2002. This increase primarily reflects the increase in net sales and a decrease in cost of sales, primarily due to reduced magazine returns in Mexico and a reduction in print runs of magazines in Mexico and abroad. This increase was partially offset by a marginal increase in operating expenses.

PUBLISHING DISTRIBUTION

      Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties. Of the total volume of magazines we distributed, approximately 63.7% in 2003, 64.2% in 2002 and 59.9% in 2001 were published by our Publishing segment.

      NET SALES

      Publishing Distribution net sales increased by Ps.379.0 million, or 27.1%, to Ps.1,776.2 million for the year ended December 31, 2003 from Ps.1,397.2 million for the year ended December 31, 2002. This increase was attributable to an increase in distribution sales abroad, primarily due to revenues from operations in Chile which were acquired in May 2002; the translation effect on foreign-currency denominated sales and the increase in distribution of magazines published by us and sold in Mexico. These increases were partially offset by lower sales of magazines published by third parties and sold in Mexico. Including the sales from the company acquired in Chile, from January to April 2002 on a pro forma basis as if we had acquired this business on January 1, 2002, Publishing Distribution net sales would have increased 8.5%.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Publishing Distribution operating income before depreciation and amortization decreased by Ps.6.9 million or 44.5%, to Ps.8.6 million for the year ended December 31, 2003 from Ps.15.5 million for the year ended December 31, 2002. This decrease primarily reflects higher cost of sales and operating expenses associated to the distribution company acquired in Chile and an increase in provision for doubtful trade accounts, partially offset by the increase in net sales. Including the operations in Chile, from January to April 2002, the Publishing Distribution operating income before depreciation and amortization would have decreased by Ps.13.2 million or 60.6%, to Ps.8.6 million for the year ended December 31, 2003, from Ps.21.8 million for the year ended December 31, 2002.

CABLE TELEVISION

      Cable Television net sales are derived from Cable Television services and advertising sales. Cable television service net sales generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees. In January 2002, Cablevision increased the rates for its basic service package from Ps.199.00 to Ps.245.00. This increase reflected the imposition of the 10% excise tax on pay television services and an increase in the number of channels offered in the basic service package to 49. See "Information on the Company -- Business Overview -- Cable Television -- Cable Television Revenues." Advertising net sales consist of revenues from the sale of local and national advertising on Cablevision. Cable Television sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well the type of programming in which the advertising is aired. Cable subscription and advertising rates are increased periodically in response to inflation and in accordance with market conditions.

      NET SALES

      Cable Television net sales decreased by Ps.165.8 million, or 14.4% to Ps.986.5 million for the year ended December 31, 2003 from Ps.1,152.3 million for the year ended December 31, 2002. This decrease is attributable to the decrease in the subscriber base during 2003, to more than 364,000, of which more than 60,000 were digital subscribers, at December 31, 2003, from a subscriber base of more than 412,000, of which approximately 65,000 were digital subscribers, at December 31, 2002, as well as a decrease in advertising sales. Cablevision began a process of gradually digitalizing its services last November 2003, the project is being implemented in stages over a period of up to two years.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Cable Television operating income before depreciation and amortization decreased by Ps.35.9 million, or 10.6%, to Ps.301.4 million for the year ended December 31, 2003 from Ps.337.3 million for the year ended December 31, 2002. This decrease primarily reflects the decrease in net sales and was partially offset by a decrease in cost of sales and operating expenses.

RADIO

      Radio net sales consist of advertising sold on our radio stations. Radio sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.

      NET SALES

      Radio net sales increased by Ps.54.8 million, or 28.2%, to Ps.249.3 million for the year ended December 31, 2003 from Ps.194.5 million for the year ended December 31, 2002. This increase primarily reflects an increase in advertising time sold, principally in newscasts and sporting events programs.

      OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION

      Radio operating result before depreciation and amortization increased by Ps.53.0 million or 173.8% to a gain of Ps.22.5 million for the year ended December 31, 2003 from a loss of Ps.30.5 million for the year ended December 31, 2002. This improvement was primarily due to the increase in net sales and lower cost of sales, partially offset by an increase in operating expenses.

OTHER BUSINESSES

      Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, subscriber fees for nationwide paging services, the distribution of feature films, revenues from dubbing services and revenues from advertisers for advertising space on EsMas.com.

      NET SALES

      Other Businesses net sales, representing 7.1% and 5.7% of our total segment net sales for the years ended December 31, 2002 and 2003, respectively, decreased by Ps.249.1 million, or 15.5%, to Ps.1,361.2 million for the year ended December 31, 2003 from Ps.1,610.3 million for the year ended December 31, 2002. This decrease was primarily due to lower sales attributable to our nationwide paging, feature film distribution, dubbing until November 2003, and live entertainment businesses. This decrease was partially offset by higher sales related to sport events production and internet businesses.

      OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION

      Other Businesses operating loss before depreciation and amortization decreased by Ps.8.0 million, or 5.0%, to Ps.150.8 million for the year ended December 31, 2003 from Ps.158.8 million for the year ended December 31, 2002. This decrease reflects the decrease in cost of sales and operating expenses primarily related to our nationwide paging and live entertainment businesses, partially offset by lower net sales.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization expense increased by Ps.18.0 million, or 1.2%, to Ps.1,525.3 million for the year ended December 31, 2003 from Ps.1,507.3 million for the year ended December 31, 2002. This change primarily reflects increases in the depreciation and amortization expenses related to our Internet business, Cable Television and Publishing Distribution segments.

INTEGRAL COST OF FINANCING

      Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican GAAP, integral cost of financing reflects:

      -     interest income;

      - interest expense, including the restatement of our UDI-denominated notes, as described under " -- Liquidity, Foreign Exchange and Capital Resources -- Interest Expense;"

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

      The expense attributable to integral cost of financing decreased by Ps.23.0 million, or 3.6%, to Ps.614.4 million for the year ended December 31, 2003 from Ps.637.4 million for the year ended December 31, 2002. This decrease reflects:

      - a Ps.332.0 million decrease in net foreign exchange loss, primarily due to the 7.3% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2003 versus a 14.0% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2002;

      - a Ps.36.8 million increase in interest income, primarily as a result of a higher average amount of temporary investments maintained during the year ended December 31, 2003 as compared to the year ended December 31, 2002, which was partially offset by a reduction of interest rates during the year ended December 31, 2003 as compared to the year ended December 31, 2002, and a decrease in interest income from Innova for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as a result of the Innova's capitalization in September 2003 of Ps.2.6 billion all of the amounts due then to us by Innova in connection with long-term loans provided by us;

      - a Ps.50.0 million decrease in interest expense, primarily related to our UDI denominated debt, due to lower inflation during the year ended December 31, 2003 (3.98%) as compared to the year ended December 31, 2002 (5.70%), as well as an increase in the net gain on interest rate swap contracts outstanding in the year ended December 31, 2003 as compared to the year ended December 31, 2002;

      - a Ps.357.8 million decrease in the favorable hedge effect of the foreign exchange loss incurred in the year ended December 31, 2003, as compared to the year ended December 31, 2002, in connection with our U.S.$600.0 million long-term debt securities maturing in 2011 and 2032, which principal amount has been hedged by our net investment in Univision since March 2002; and

      - a Ps.38.0 million increase in loss from monetary position primarily as a result of a higher net asset monetary position during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

      Restructuring and non-recurring charges decreased by Ps.218.1 million, or 24.9%, to Ps.657.2 million for the year ended December 31, 2003 from Ps.875.3 million for the year ended December 31, 2002. This decrease reflects:

      - a Ps.338.3 million non-recurring charge taken in the year ended December 31, 2002 in connection with the write-off of exclusive rights letters for soccer players;

      - a Ps.169.9 million non-recurring charge taken in the year ended December 31, 2002 related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain arrangements between DirecTV and us to broadcast the 2002 Soccer World Cup; and

      - a reduction in restructuring charges in connection with work force reductions in the year ended December 31, 2003 as compared to the year ended December 31, 2002.

      These decreases were partially offset by:

      - a Ps.284.2 million non-recurring charge taken in the year ended December 31, 2003, in connection with the payment of vested and unvested salary benefits to certain of our union employees, as a part of our continuing cost-cutting efforts; and

      - a Ps.164.6 million non-recurring charge taken in connection with an estimate for the disposal of certain long-lived assets and associated costs related to our nationwide paging business, based on the evaluation of the recoverability of the assets.

      We have taken various steps to reduce our costs and expenses, including reducing the number of our full- and part-time employees. As of December 31, 2001, 2002 and 2003, our total employee headcount was approximately 13,700, 12,600 and 12,300 employees. Other steps taken by us to reduce our costs and expenses include: consolidating our offices and facilities and the shutdown or sale of non-essential operations; relocating some of our U.S. magazine operations to Mexico to reduce printing costs; downsizing non-essential post-production studios; eliminating some of our underperforming programming; reducing real estate rental, promotional and employee travel expenses, charitable donations and amenities; and reducing overtime payments.

      We intend to continue to implement these cost-cutting initiatives throughout 2004, as well as introduce new initiatives, such as a performance-based compensation policy for executives (see "Directors, Senior Management and Employees -- Stock Option Plan" and " -- Long Term Retention Plan"), and to continue to increase the awareness of our employees to cost containment programs.

      In connection with our workforce reductions and other cost-cutting measures, we recorded non-recurring charges of Ps. 208.4 million in 2003 and Ps.
360.4 million in 2002, which consisted primarily of severance payments and other terminating charges. We will continue to seek to cut costs and expenses and expect to take additional charges in the future, although we currently do not expect these costs and expense reductions or related charges to be as significant as in prior periods.

OTHER EXPENSE, NET

      In 2003, other expense, net decreased by Ps.1,675.6 million, or 75.5%, to Ps.543.3 million for the year ended December 31, 2003, as compared to Ps.2,218.9 million for the year ended December 31, 2002. This decrease primarily reflects; a Ps. 995.2 million a decrease in the write-off of goodwill for the year ended December 31, 2003, as compared to the year ended December 31, 2002, as well as a gain of Ps.445.8 million on disposition of the remaining shares held by us in our former DTH venture in Spain for the year ended December 31, 2003. Other expense-net for the year ended December 31, 2003 primarily reflects non-cash charges in connection with the amortization of goodwill in the amount of Ps.460.7 million, the write-off of unamortized goodwill in the amount of Ps.112.1 million, a net gain in disposition of certain investments in the amount of Ps.395.4 million, as well as fees and expenses for professional services, donations and a net loss in disposition of certain non-current assets for an aggregate amount of Ps.425.7 million.

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

      The effective income and assets tax rate and employees' profit sharing decreased for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily reflecting the increased use of tax loss carry forwards in 2003 as compared to 2002, partially offset by an increase in consolidated assets tax, as a result of a higher assets tax base for the year ended December 31, 2003 as compared to the year ended December 31, 2002, and an increase in foreign income tax in 2003 as compared to 2002.

      The statutory rate of Mexican corporate income tax was 34% in 2003 and 35% in 2002. In accordance with the Ley del Impuesto Sobre la Renta, or Mexican Income Tax Law, effective January 1, 2002, the corporate income tax of 35% in 2002 will decrease to 32%, which decrease will be implemented gradually over a three-year period commencing in January 2003. As a result, our deferred income tax liability decreased in 2002. We and our subsidiaries are also subject to an assets tax on the adjusted book value of some of our assets. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries.

      The assets tax rate is 1.8% for all periods and continues to be 1.8% as of the date of this annual report. Income tax and assets tax from continuing operations as a percentage of income before provisions was 16.9% in 2003 and 27.8% in 2002. See Note 21 to our year-end financial statements for the effective rate reconciliation for each of these periods.

      See Note 21 to our year-end financial statements for a description and quantification of the principal differences between the statutory tax rate and the effective income tax rate and our consolidated and unconsolidated loss carryforwards in 2003, 2002 and 2001.

      We, like other Mexican companies, are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income, calculated, on a subsidiary by subsidiary basis, on a statutory basis that differs from the calculation of taxable income under Mexican income tax law. We have also agreed to pay our employees a special bonus each year, which we record under cost of sales and operating expenses. In 2003 and 2002 our subsidiaries recognized little or no taxable income for purposes of calculating employees' profit sharing, largely as a result of inflationary differentials and temporary differences of expensing inventory. We recorded Ps.31.8million and Ps.72.4 million in 2003 and 2002, respectively, under cost of sales and operating expenses for special bonuses paid to our employees.

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

      During the periods presented, line item primarily reflected:

      - our investments in DTH satellite services in Mexico and other countries throughout Latin America; and

      -     our investment in Univision.

      Equity in results of affiliates increased by Ps. 1,230.1 million to a gain of Ps. 28.3 million for the year ended December 31, 2003 from an equity loss of Ps. 1,201.8 million for the year ended December 31, 2002. This increase primarily reflects a decrease in equity losses of Innova in the year ended December 31, 2003, as compared to the year ended December 31, 2002; a reduction in our liability position in Sky Multi-Country Partners, "SMCP", as a result of the reduction in the estimated remaining lease obligation due to a reduction in the estimated useful life of the satellite transponders being leased by SMCP and guaranteed by us; and equity income from our investment in Univision. This change was partially offset by an increase in equity losses in TechCo for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

      We expect that our DTH joint ventures will continue to experience substantial net losses and substantial negative cash flow over at least the next several years while they develop and expand their DTH satellite services. See "Information on the Company -- Business Overview -- DTH Joint Ventures" and Notes 5 and 10 to our year-end financial statements. As described below under " -- Consolidation of Innova", as a result of certain changes in U.S. accounting standards and the adoption of such standards as permitted by Mexican GAAP, beginning April 1, 2004, we consolidate Innova into our financial statements. We have not and do not expect to consolidate any of our other DTH joint ventures into our financial statements.

      To the extent that we make additional funding to Innova and SMCP in excess of our net liability position, we will be required to recognize our equity in losses generated by Innova and SMCP up to the amount of any such excess under this line item. In addition, in the event that Innova or SMCP generates net income in the future, we will not be able to recognize our proportionate share of this net income unless we first recognize our proportionate share of any losses not previously recognized.

DISCONTINUED OPERATIONS

      In December 2001, we entered into an agreement to sell our music recording operations to Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our music recording segment through December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. As consideration for the sale of this business, we received 6,000,000 shares and 100,000 warrants, which expire in 2017, to purchase shares of Univision's common stock, which were recognized at their fair value as of the date of the agreement. As a result of this transaction, we recognized a gain on disposition of the music recording business of Ps.1,105.0 million, net of related costs, expenses and taxes in 2002 and additional net loss on disposition of this business of Ps.64.2 million in 2003, which were also reflected as discontinued operations in those years. We may have to pay certain adjustments to Univision in connection with an audit of the Music Recording business by Univision, which is expected to be resolved by the parties in 2004. While we believe that the outcome of this dispute will not have a material adverse effect on our financial position or future operating results, we cannot give you any assurances in this regard. See Note 22 to our year-end financial statements.

MINORITY INTEREST

      Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable Television, Radio and nationwide paging businesses, and, since October 2001, Sistema Radiopolis.

      Minority interest increased by Ps. 49.4 million to a gain of Ps. 121.0 million for the year ended December 31, 2003 from a gain of Ps. 71.6 million for the year ended December 31, 2002. This increase primarily reflected a net loss of our nationwide paging business in 2003 as compared to a net income in 2002, partially offset by decreases in the net loss of our Cable Television and Radio segments for the year ended December 31, 2003, as compared to the year ended December 31, 2002. See Note 16 to our year-end financial statement.

NET INCOME

      We generated net income in the amount of Ps.3,596.6 million in 2003, as compared to net income of Ps.767.2 million in 2002. The net increase of Ps.2,829.4 million reflected:

      -     a Ps.1,210.6 million increase in operating income;

      -     a Ps.23.0 million decrease in integral cost of financing;

      - a Ps.218.1 million decrease in restructuring and non-recurring charges;

      -     a Ps.1,675.6 million decrease in other expense-net;

      -     a Ps.1,230.1 million decrease in equity in losses from affiliates;
            and

      -     a Ps.49.4 million increase in minority interest.

This change was partially offset by a Ps.1,169.2 million decrease in income from discontinued operations, and a Ps.408.2 million increase in income taxes.

           RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

TOTAL SEGMENT RESULTS

      NET SALES

      Our net sales increased by Ps.804.5 million, or 3.7%, to Ps.22,416.6 million for the year ended December 31, 2002 from Ps.21,612.1 million for the year ended December 31, 2001. This increase reflects higher revenues in our Television Broadcasting, Publishing Distribution and Programming for Pay Television segments, and was partially offset by lower net sales in our Programming Licensing, Publishing, Cable Television, Radio and Other Businesses segments.

      COST OF SALES

      Cost of sales increased by Ps.336.4 million, or 2.7%, to Ps.12,911.9 million for the year ended December 31, 2002 from Ps.12,575.5 million for the year ended December 31, 2001. This increase reflects higher costs in the Publishing Distribution, Television Broadcasting, Cable Television and Publishing segments. These increases were partially offset by lower costs in the Other Businesses, Programming for Pay Television, Programming Licensing and Radio segments.

      SELLING EXPENSES

      Selling expenses increased by Ps.115.9 million, or 7.1%, to Ps.1,752.6 million for the year ended December 31, 2002 from Ps.1,636.7 million for the year ended December 31, 2001. This increase reflects an increase in our Television Broadcasting, Programming for Pay Television, Programming Licensing, Publishing and Publishing Distribution segments. This increase was partially offset by a decrease in the selling expenses of our Cable Television, Radio and Other Businesses segments.

      ADMINISTRATIVE EXPENSES

      Administrative expenses decreased by Ps.70.4 million, or 4.8%, to Ps.1,409.5 million for the year ended December 31, 2002 from Ps.1,479.9 million for the year ended December 31, 2001. This decrease was primarily due to a decrease in personnel costs as a result of workforce reductions and layoffs, as well as reductions in other office facilities expenses, in connection with our continued cost-cutting efforts, and decreases in the administrative expenses of our Television Broadcasting, Programming Licensing, Publishing, Radio and Other Businesses segments. This decrease was partially offset by an increase in the administrative expenses of our Publishing Distribution and Cable Television segments.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      For the foregoing reasons, our operating income before depreciation and amortization increased by Ps.422.6 million, or 7.1%, to Ps.6,342.6 million for the year ended December 31, 2002 from Ps.5,920.0 million for the year ended December 31, 2001.

TELEVISION BROADCASTING

      Advertising revenues from local sales as a percentage of our television broadcasting revenues have increased steadily for the past four year. In 2003 local sales accounted for 13.2% of our Television Broadcasting revenues compared to 9.6%, 10.9% and 12.5% in the years 2000, 2001 and 2002.

      NET SALES

      Television Broadcasting net sales, increased by Ps.616.4 million, or 4.4%, to Ps.14,596.5 million for the year ended December 31, 2002 from Ps.13,980.1 million for the year ended December 31, 2001. This increase primarily reflects Ps.378.0 million related to the transmission of the World Cup in the second quarter of 2002 and a record increase of 19.5% in our local sales driven by Channel 4. Excluding the non-recurring revenues related to the World Cup, Television Broadcasting net sales would have increased by Ps.238.4 million, or 1.7%, to Ps.14,218.5 million for the year ended December 31, 2002 from Ps.13,980.1 million for the year ended December 31, 2001.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Television Broadcasting operating income before depreciation and amortization increased by Ps.395.0 million, or 7.4%, to Ps.5,700.4 million for the year ended December 31, 2002, from Ps.5,305.4 million for the year ended December 31, 2001. This increase was primarily due to the increase in net sales, partially offset by an increase in cost of sales, due to the transmission rights of the World Cup and increase in selling expenses due to higher provision for doubtful trade accounts. Excluding the results of the transmission of the World Cup, Television Broadcasting operating income before depreciation and amortization would have increased by Ps.199.0 million, or 3.8%, to Ps.5,504.4 million for the year ended December 31, 2002, from Ps.5,305.4 million for the year ended December 31, 2001.

      Following the discontinuation of ECO, our international news program, in April 2001, fixed costs of ECO related to production studios and technical equipment in the amount of Ps.111.9 million for the year ended December 31 2001, are now reflected in the results of our Television Broadcasting segment. Programming costs related to ECO continued to be reflected in the results of our Programming for Pay Television segment through April 2001.

PROGRAMMING FOR PAY TELEVISION

      NET SALES

      Programming for Pay Television net sales increased by Ps.67.0 million, or 11.9%, to Ps.632.2 million for the year ended December 31, 2002 from Ps.565.2 million for the year ended December 31, 2001. This increase was primarily due to an increase in the number of pay television subscribers which resulted in higher revenues from signals sold, and higher advertising sales in Mexico, partially offset by lower revenues from signals sold to pay television systems in Latin America and Spain, as well as lower advertising sales.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Programming for Pay Television operating income before depreciation and amortization increased by Ps.63.3 million or 143.5%, to Ps.107.4 million for the year ended December 31, 2002, from Ps.44.1 million for the year ended December 31, 2001, primarily due to higher sales and lower programming costs as a result of the discontinuation of ECO in April 2001. Since May 2001, fixed costs of ECO related to production studios and technical equipment are now reflected in the results of our Television Broadcasting segment, while programming costs related to ECO (through the date we ceased production) continue to be reflected in the results of our

Programming for Pay Television segment. This increase was partially offset by higher signal costs and operating expenses due to an increase in the provision for doubtful trade accounts related to Latin America.

PROGRAMMING LICENSING

      Approximately 55.3% in 2002 and 50.8% in 2001 of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2002 and 2001, we received U.S.$77.7 million and U.S.$75.6 million in program royalties from Univision, related to the Univision and Galavision networks.

      NET SALES

      Programming Licensing net sales decreased by Ps.82.9 million, or 5.4%, to Ps.1,461.1 million for the year ended December 31, 2002 from Ps.1,544.0 million for the year ended December 31, 2001. This decrease was primarily due to lower export sales to Latin America due to the difficult economic conditions in that region, as well as in Europe. These decreases were partially offset by higher export sales to Asia and Africa.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Programming Licensing operating income before depreciation and amortization decreased by Ps.96.2 million, or 28.7%, to Ps.238.6 million for the year ended December 31, 2002 from Ps.334.8 million for the year ended December 31, 2001. This decrease was primarily due to the decrease in net sales, as well as an increase in selling expenses due to higher provision for doubtful trade accounts. This decrease was partially offset by decreases in cost of sales, primarily production costs, and administrative expenses.

PUBLISHING

      NET SALES

      Publishing net sales decreased by Ps.13.1 million, or 0.7%, to Ps.1,750.1 million for the year ended December 31, 2002 from Ps.1,763.2 million for the year ended December 31, 2001. This decrease was primarily due to a decrease in the number of magazines sold in Mexico and abroad as a result of the recent economic slowdown in Mexico and abroad as well as a reduction in the number of advertising pages sold in the international market. This decrease was partially offset by an increase in the number of advertising pages sold in the domestic market due to the launch of new magazines, and by the translation effect on foreign-currency denominated sales.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Publishing operating income before depreciation and amortization decreased by Ps.25.1 million, or 8.2%, to Ps.281.9 million for the year ended December 31, 2002 from Ps.307.0 million for the year ended December 31, 2001. This decrease primarily reflects the decrease in net sales and marginal increases in cost of sales and selling expenses due to an increase in marketing and paper costs. This decrease was partially offset by a decrease in administrative expenses.

PUBLISHING DISTRIBUTION

      Of the total volume of magazines we distributed, approximately 64.2% in 2002 and 59.9% in 2001 were published by our Publishing segment.

      NET SALES

      Publishing Distribution net sales increased by Ps.411.3 million, or 41.7%, to Ps.1,397.2 million for the year ended December 31, 2002 from Ps.985.9 million for the year ended December 31, 2001. This increase was primarily due to the integration of revenue from the acquisition of the operations in Chile in May 2002 and by the translation effect on foreign-currency denominated sales. Excluding the sales from the company acquired in Chile, Publishing Distribution net sales would have decreased 9.7%.

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Publishing Distribution operating income before depreciation and amortization decreased by Ps.6.9 million or 30.8%, to Ps.15.5 million for the year ended December 31, 2002 from Ps.22.4 million for the year ended December 31, 2001. This decrease primarily reflects higher cost of sales and operating expenses associated with the distribution company acquired in Chile, partially offset by the increase in net sales. Excluding the operations in Chile, Publishing Distribution operating income before depreciation and amortization would have decreased by Ps.18.4 million or 82.1%, to Ps.4.0 million for the year ended December 31, 2002, from Ps.22.4 million for the year ended December 31, 2001.

CABLE TELEVISION

      NET SALES

      Cable Television net sales decreased by Ps.37.1 million, or 3.1%, to Ps.1,152.3 million for the year ended December 31, 2002 from Ps.1,189.4 million for the year ended December 31, 2001. This decrease is attributable to the negative impact of the 10% tax on telecommunications services discussed in " -- Results of Operations for the Year Ended December 31, 2003 as compared to the Year Ended December 31, 2002."

      OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Cable Television operating income before depreciation and amortization decreased by Ps.26.8 million, or 7.4%, to Ps.337.3 million for the year ended December 31, 2002 from Ps.364.1 million for the year ended December 31, 2001. This decrease primarily reflects the decrease in net sales and was partially offset by a decrease in selling expenses related to marketing costs.

RADIO

      NET SALES

      Radio net sales decreased by Ps.64.6 million, or 24.9%, to Ps.194.5 million for the year ended December 31, 2002 from Ps.259.1 million for the year ended December 31, 2001. This decrease primarily reflects a decrease in advertising revenues as a result of the slowdown in the growth of the Mexican economy and the radio industry during the year ended December 31, 2002.

      OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION

      Radio operating result before depreciation and amortization decreased by Ps.37.5, or 535.7%, to a loss of Ps.30.5 million for the year ended December 31, 2002 from a gain of Ps.7.0 million for the year ended December 31, 2001. This change was primarily due to the decrease in net sales, which was partially offset by a decrease in cost of sales and operating expenses in connection with our continued cost-cutting efforts.

OTHER BUSINESSES

      NET SALES

      Other Businesses net sales decreased by Ps.286.4 million, or 15.1%, to Ps.1,610.3 million for the year ended December 31, 2002 from Ps.1,896.7 million for the year ended December 31, 2001. This decrease was primarily due to lower sales attributable to our nationwide paging business and a decrease in revenues of En Vivo, our live entertainment operation which we launched in the first half of 2001, and EsMas.com, which we launched in May 2000. In November 2002, we acquired Clear Channel's 50% ownership interest in, and later suspended, En Vivo's Mexican operations following our acquisition of a 40% stake in OCEN. However, we and Clear Channel each continue to own 50% of the joint venture in the U.S., which we jointly manage and operate. This decrease was partially offset by higher sales related to our sport events and feature film distribution businesses.

      Operating Loss before Depreciation and Amortization

       Other Businesses operating loss before depreciation and amortization decreased by Ps.157.4 million, or 49.8%, to Ps.158.8 million for the year ended December 31, 2002 from Ps.316.2 million for the year ended December 31, 2001. This decrease reflects the reduction in personnel costs and promotion expenses, primarily in our internet and paging businesses. This decrease was partially offset by the decrease in net sales.

DEPRECIATION AND AMORTIZATION

       Depreciation and amortization expense increased by Ps.99.5 million, or 7.1%, to Ps.1,507.3 million for the year ended December 31, 2002 from Ps.1,407.8 million for the year ended December 31, 2001. This change primarily reflects increases in the depreciation and amortization expenses related to our Television Broadcasting and Cable Television segments, as well as amortization of deferred costs related to EsMas.com for the year ended December 31, 2002.

INTEGRAL COST OF FINANCING

       Effective March 1, 2002, we accounted for the semi-annual interest payments in respect of our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 as being hedged by our equity investment in Univision. See "Quantitative and Qualitative Disclosures About Market Risk" and Note 10 to our year-end financial statements.

       The expense attributable to integral cost of financing increased by Ps.183.1 million, or 40.3%, to Ps.637.4 million for the year ended December 31, 2002 from Ps.454.3 million for the year ended December 31, 2001. This increase reflects:

         - a Ps.756.9 million increase in net foreign exchange loss, primarily due to the 14.0% depreciation of the Mexican Peso as compared to the U.S. Dollar during the year ended December 31, 2002, versus a 4.5% appreciation of the Mexican Peso as compared to the U.S. Dollar during the year ended December 31, 2001, as well as our higher net liability foreign currency monetary position during the year ended December 31, 2002 as compared to the year ended December 31, 2001;

         - a Ps.404.3 million decrease in interest income, primarily as a result of a reduction in interest rates during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a higher average amount of temporary investments during the year ended December 31, 2002 as compared to the year ended December 31, 2001;

         - a Ps.100.8 million increase in interest expense, primarily as a result of a higher level of debt outstanding during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a reduction in interest rates attributable to certain of our debt during the year ended December 31, 2002 as compared to the year ended December 31, 2001; and

         - a Ps.19.3 million increase in the restatement of our Ps.3.0 billion (nominal) UDI-denominated debt notes, which we issued on April 14, 2000, primarily due to higher inflation during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

       The increases in integral cost of financing were partially offset by:

         - a Ps.826.8 million decrease in the foreign exchange loss incurred in connection with the principal amount of our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 being hedged by our equity investment in Univision;

         - a Ps.110.4 million decrease in loss attributable to foreign exchange contracts which were settled down in the fourth quarter of 2001;

         - a Ps.142.6 million decrease in loss from monetary position primarily as a result of a lower net asset monetary position during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by higher inflation in Mexico of 5.7% during the year ended December 31, 2002 as compared to 4.4% during the year ended December 31, 2001; and

         - a Ps.18.4 million gain attributable to interest swap contracts outstanding during the fourth quarter of 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

         Restructuring and non-recurring charges increased by Ps.278.1 million, or 46.6%, to Ps.875.3 million for the year ended December 31, 2002 from Ps.597.2 million for the year ended December 31, 2001. This increase primarily reflects a Ps.338.3 million non-recurring charge taken in connection with the write-off of exclusive rights letters for soccer players, as well as a Ps.169.9 million non-recurring charge related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain arrangements between DirecTV and us to broadcast the 2002 World Cup, which amount is in dispute by the parties. This increase was partially offset by a reduction in restructuring charges due to fewer work force reductions in the year ended December 31, 2002 as compared to the year ended December 31, 2001.

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

         As a result of cost-cutting initiatives introduced in the first half of 2001, in April 2001 we reduced our workforce by 750 personnel, including 684 employees and 66 independent contractors.

         In connection with our workforce reductions and other cost-cutting measures, we recorded non-recurring charges of Ps. 360.4 million in 2002 and Ps.
534.1 million in 2001, which consisted primarily of severance payments and other termination charges.

OTHER EXPENSE, NET

         In 2002, other expense, net increased by Ps.1,496.8 million, or 207.3%, to Ps.2,218.9 million for the year ended December 31, 2002, as compared to Ps.722.1 million for the year ended December 31, 2001. Other expense, net for the year ended December 31, 2002 primarily reflects:

         - a Ps.244.6 million increase in the amortization of goodwill, primarily in connection with the acquisition of shares of Univision in December 2001 and April 2002;

         - a Ps.877.6 million increase in the write-off of unamortized goodwill, resulting from the evaluation of the recoverability of certain long-lived assets; and

         - a Ps.344.0 million decrease in the net results on disposition of investments for the year ended December 31, 2002, as compared to the gain for the year ended December 31, 2001, which primarily included the gain on the sale of a 50% limited voting stake in our radio subsidiary in October 2001.

       Other expense, net for the year ended December 31, 2002 primarily reflects non-cash charges in connection with the amortization of goodwill in the amount of Ps.455.2 million and the write-off of unamortized goodwill in the amount of Ps.1,109.4 million, as well as fees and expenses for professional services, donations and a net loss in the disposition of certain investments and non-current assets for an aggregate amount of Ps.403.9 million. The majority of the goodwill impairment charge in 2002 relates to Bay City which is part of the Television Broadcasting segment. Bay City's results have been adversely affected by the increase in operational costs primarily resulting from the start up of a local news center in the frame of its business strategy and the commitments assumed under a network affiliation agreement signed with Fox, as well as from increased competition.

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

         Income tax, assets tax and employees' profit sharing decreased by Ps.282.9 million to Ps.311.3 million for the year ended December 31, 2002 from a tax provision of Ps.594.2 million for the year ended December 31, 2001. This decrease primarily reflects a tax benefit resulting from an annual decrease in the corporate income tax rate starting in 2003 and continuing through 2005 when the corporate rate will be 32%, and applicable to Mexican companies in accordance with the Mexican Income Tax Law. The provision for income taxes primarily reflected the effect of recognizing assets tax (alternative minimum tax) rather than income tax for consolidation tax purposes in Mexico for the years ended December 31, 2002 and 2001, as well as income taxes attributable to our foreign subsidiaries for the year ended December 31, 2002.

         Income tax and assets tax from continuing operations as a percentage of income before provisions was 27.8% in 2002 and 20.8% in 2001. See Note 21 to our year-end financial statements for the effective rate reconciliation for each of these periods.

         See Note 21 to our year-end financial statements for a description and quantification of the principal differences between the statutory tax rate and the effective income tax rate and our consolidated and unconsolidated loss carryforwards in 2002 and 2001.

         We recognized deferred income tax in 2002 and 2001 by using the comprehensive asset and liability method.

         We, like other Mexican companies, are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income, calculated, on a subsidiary by subsidiary basis, on a statutory basis that differs from the calculation of taxable income under Mexican income tax law. We have also agreed to pay our employees a special bonus each year, which we record under cost of sales and operating expenses. In 2002 and 2001, our subsidiaries recognized little or no taxable income for purposes of calculating employees' profit sharing, largely as a result of inflationary differentials and temporary differences of expensing inventory. We recorded Ps.72.4 million and Ps.84.0 million in 2002 and 2001 under cost of sales and operating expenses for special bonuses paid to our employees.

EQUITY IN LOSSES OF AFFILIATES

         Equity in results of affiliates increased by Ps.628.0 million to a loss of Ps.1,201.8 million for the year ended December 31, 2002 from a loss of Ps.573.8 million for the year ended December 31, 2001. This increase primarily reflects the recognition of approximately Ps.340.0 million of additional equity losses of Innova, our DTH joint venture in Mexico, and approximately Ps.452.1 million of additional equity losses of SMCP, our multi-country DTH joint venture with current operations in Colombia and Chile, as described below. These equity losses were slightly offset by the increase of the equity in income relating to our investment in Univision.

         Through December 31, 2000, we recognized 60% of the losses of Innova as equity in losses of affiliates on our income statement. As a result of our recognition of these losses since Innova's inception in December 1996, as of December 31, 2000 our investment in Innova was represented by a net liability position on our consolidated balance sheet. Beginning in the first quarter of 2001, consistent with Mexican GAAP we discontinued the recognition of losses of Innova as equity in losses of affiliates in our income statement, primarily because our net liability position in Innova during 2001 exceeded the outstanding long-term debt incurred by this joint venture in connection with a transponder capital lease guaranteed by us and our existing commitments to provide Innova with additional funding through 2001. As of December 31, 2002 and 2001, this net liability position represented equity losses recognized in excess of our capital contributions and long-term loans to Innova, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by us. During the year ended December 31, 2002, we recognized additional equity in losses of Innova, which primarily reflected our additional funding to Innova in the first quarter of 2002, as well as the increase in the outstanding debt of Innova being guaranteed by us, as a result of the depreciation of the Mexican Peso as compared to the U.S. Dollar for the year ended December 31, 2002. As of December 31, 2002 and December 31, 2001, our investment in Innova was represented by a net liability position of Ps.886.9 million and Ps.1,902.6 million, respectively. Beginning April 1, 2004, we will consolidate Innova in our financial statements.

         During the years ended December 31, 2002 and 2001, our investment in SMCP was represented by a net liability position on our consolidated balance sheet. This net liability position has represented equity losses recognized in excess of our capital contributions to SMCP, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by us. In the fourth quarter of 2002, as a result of the economic difficulties of this joint venture in South America, we recognized an additional equity loss of Ps.483.5 million to cover the outstanding total debt incurred by this joint venture being guaranteed by us. As of December 31, 2002 and December 31, 2001, our investment in SMCP was represented by a liability position of Ps.823.7 million and Ps.88.9 million.

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

MINORITY INTEREST

         Minority interest decreased by Ps.101.6 million to a gain of Ps.71.6 million for the year ended December 31, 2002 from a loss of Ps.30.0 million for the year ended December 31, 2001. This decrease primarily reflects a decrease in the net income of our Cable Television and nationwide paging businesses for the year ended December 31, 2002, as compared to the year ended December 31, 2001.

         Minority interest for the year ended December 31, 2001 primarily reflected that portion of the net income of our Cable Television segment attributable to the 49% interest then held by America Movil in this segment and that portion of the net income of our nationwide paging business attributable to the 49% interest held by a subsidiary of Mobile Telecommunications Technologies Corp. in this business. Beginning in October 2001, minority interest also reflected the portion of the net income of our Radio segment attributable to the 50% non-voting interest held by Grupo Prisa in this segment. See "Information on the Company -- Business Overview -- Radio" and "Operating and Financial Review and Prospects -- Results of Operations -- Radio."

NET INCOME

       We generated net income in the amount of Ps.767.2 million in 2002, as compared to net income of Ps.1,478.9 million in 2001. The net decrease of Ps.711.7 million reflected:

         -        a Ps.183.1 million increase in integral cost of financing;

         - a Ps.278.1 million increase in restructuring and non-recurring charges;

         -        a Ps.1,496.8 million increase in other expense-net; and

         - a Ps.628.0 million increase in equity in losses from affiliates.

       This change was partially offset by a Ps.323.1 million increase in operating income , a Ps.282.9 million decrease in income taxes, a Ps.1,090.4 million increase in income from discontinued operations, a Ps.76.3 million decrease in cumulative loss effect from change in accounting principle, and a decrease of Ps.101.6 million in minority interest.

       During the year ended December 31, 2002, we recognized certain significant non-recurring charges that unfavorably affected net income for the year, as follows:

         - a non-cash charge of Ps.338.3 million in connection with the write-off of exclusive rights letters for soccer players;

         - a charge of Ps.169.9 million related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain broadcast arrangements and related expenses;

         - a non-cash charge of Ps.1,109.1 million in connection with the write-down and write-off of unamortized goodwill related to certain businesses acquired by us in prior years, which long-lived assets were evaluated for recoverability; and

         - a non-cash charge of Ps.483.5 million for the recognition of additional equity losses to cover the total outstanding capital lease debt balance of the Multi-Country DTH joint venture in South America being guaranteed by us.

         Had these significant non-recurring charges not been recognized by us in the year ended December 31, 2002, the net income for the year after the related income tax effect would have increased to Ps.2,693.8 million.

EFFECTS OF DEVALUATION AND INFLATION

         The following table sets forth, for the periods indicated:

         - the percentage that the Peso devalued or appreciated against the U.S. Dollar;

         -        the Mexican inflation rate;

         -        the U.S. inflation rate; and

         - the percentage change in Mexican GDP compared to the prior period.

                                                                      YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                   2001        2002        2003
                                                                   ----        ----        ----
(Appreciation) devaluation of the Mexican Peso
as compared to the U.S. Dollar(1)..........................        (4.5)%      14.0%        7.3%
Mexican inflation rate(2)..................................         4.4         5.7         4.0
U.S. inflation rate........................................         1.6         2.4         1.9
(Decrease) increase in Mexican GDP(3)......................        (0.1)        0.7         1.3


------------------

(1) Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.9.610 per U.S. Dollar as of December 31, 2000; Ps.9.178 per U.S. Dollar as of December 31, 2001; Ps.10.464 per U.S. Dollar as of December 31, 2002; and Ps.11.225 per U.S. Dollar as of December 31, 2003.

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 93.2 in 2000; 97.4 in 2001; 102.9 in 2002; and 107.0 in 2003.

(3) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI, and, in the case of GDP information for 2001, 2002 and 2003, as estimated by INEGI.

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

- U.S. Dollar-denominated revenues and operating costs and expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the U.S., the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our U.S. Dollar-denominated revenues and operating costs and expenses for 2001, 2002 and 2003.

                                                       YEAR ENDED DECEMBER 31,
                                                 -----------------------------------
                                                  2001          2002         2003
                                                  ----          ----         ----
                                                   (MILLIONS OF U.S. DOLLARS)
     Revenues................................    U.S.$427    U.S.$ 434    U.S.$ 414

     Operating costs and expenses............         377          404          417

                  In 2002 and 2001, our U.S. Dollar-denominated revenues exceeded our U.S. Dollar-denominated costs and expenses, primarily due to the improvement of our Programming Licensing and Publishing Distribution segments. However, in 2003 our U.S. Dollar-denominated costs and expenses exceeded, and they could continue to exceed in the future, our U.S. Dollar-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.

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

         In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. As a result of these refinancings, we reduced our exposure to the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates. See " -- Liquidity, Foreign Exchange and Capital Resources -- Refinancings," " -- Indebtedness" and Note 8 to our year-end financial statements.

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

         Inflation under Mexican GAAP. Mexican GAAP requires that our financial statements recognize the effects of inflation. In particular, our financial statements reflect the:

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

         - restatement and presentation of all amounts in constant Pesos as of the most recent balance sheet date, December 31, 2003; and

         - restatement of the results of operations and balance sheet items of foreign operations, which are not integral to Mexican operations, at the rate of inflation in the applicable foreign country before translating them into Mexican Pesos.

CONSOLIDATION OF INNOVA

         Effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities," as permitted by Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards." FIN 46, which became effective in 2004, addresses consolidation by business enterprises of variable interest entities, or VIEs. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is the "primary beneficiary" of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIEs activities, or is entitled to receive a majority of the VIEs residual returns, or both. We identified Innova as a variable interest entity, and us as the primary beneficiary of the investment in Innova, under the scope of FIN 46, and therefore, beginning April l, 2004, we began to include in our consolidated financial statements the assets, liabilities and activities of Innova. Before adopting FIN 46, we accounted for our investment in Innova by applying the equity method, and recognized equity in losses in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Innova.

         The consolidation of Innova beginning April 1, 2004, will have an impact on our financial statements beginning the second quarter of 2004, as follows:

         Our consolidated total assets will immediately increase by approximately Ps.2,928.1 million beginning April 1, 2004. Our consolidated total liabilities will immediately increase by approximately Ps.5,237.1 million beginning April 1, 2004, including an approximate Ps.5,782.1 million increase in our aggregate consolidated debt. Our consolidated stockholders' equity will immediately decrease by approximately Ps.2,309.0 million beginning April 1, 2004, as a result of the outstanding stockholders' deficit reflected in Innova's financial statements. We expect that our consolidated net sales, costs and operating expenses, and operating income before depreciation and amortization, will increase in the second, third and fourth quarters of 2004, as well as in 2005 and beyond. We expect to recognize at April 1, 2004 an approximate PS.966.8 million cumulative loss effect of accounting change, net of a related minority interest, in our consolidated statement of income for the year ending December 31, 2004, primarily in connection with the Innova's accumulated losses not recognized by us in the years 2001, 2002, 2003 and the first quarter of 2004.

U.S. GAAP RECONCILIATION

         For a discussion of the principal quantitative and disclosure differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2003, see Note 26 to our year-end financial statements.

NEW U.S. ACCOUNTING STANDARDS

         In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either
(a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R on February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 1, 2003, FIN 46-R was deferred to 2004. The Company expects that upon the adoption of FIN 46 and FIN 46-R, it will begin to consolidate Innova. Although such adoption may not impact net income, it will change the the income statement and balance sheet presentation.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations or financial condition.

NEW MEXICAN ACCOUNTING STANDARDS

         In May 2004, the Mexican Institute of Public Accountants, or MIPA, issued Bulletin B-7, "Business Acquisitions," which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by a single method, the purchase method, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill should not be amortized, but rather tested for impairment at least on an annual basis. Bulletin B-7 also provides guidelines for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Adoption of Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. We adopted the provisions of Bulletin B-7 effective January 1, 2004, and therefore, we no longer amortize our goodwill effective that date. Before 2004, our goodwill was amortized over a period of 20 years.

         In April 2004, the MIPA issued Bulletin C-10, "Derivative Financial Instruments and Hedge Operations." Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. We are evaluating the effect of the adoption of Bulletin C-10 in 2005 on our consolidated financial statements.

         Effective April 1, 2004, we adopted the guidelines of FIN 46, and identified Innova as a variable interest entity under the guidance of FIN 46, which is described under "New U.S. Accounting Standards," where we are the primary beneficiary of our investment in Innova. Adoption of FIN 46 is permitted under the scope of Mexican

GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards." As a result of the adoption of FIN 46, on April 1, 2004 we began to consolidate the assets, liabilities and accumulated comprehensive losses of Innova into our consolidated financial statements, and expect to recognize a cumulative loss effect of accounting change of approximately Ps.966.8 million, net of a related minority interest, in our consolidated statement of income for the year ending December 31, 2004. Before adopting FIN 46, we accounted for our investment in Innova by applying the equity method, and recognized equity losses in excess of our investment in Innova up to the amount of the guarantees made by us in connection with certain capital lease obligations incurred by Innova.

         In April 2003, the Mexican Institute of Public Accountants, or MIPA, issued Bulletin B-5, "Financial Information by Segments." Bulletin B-5 requires that Mexican companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments, and provides guidance for the measurement and disclosure of a company's operating segments, including information related to products or services, geographical areas and principal customers. Bulletin B-5 became effective in April 2003. Before that date, we presented segment data in accordance with International Accounting Standard No. 14, "Segment Reporting." The adoption of Bulletin B-5 did not have a significant impact on our financial statements.

         In March 2003, the MIPA issued Bulletin C-15, "Impairment and Disposition of Long-Lived Assets," which provides guidance the recognition and measurement of the impairment of long-lived assets to be held and used, including goodwill, and the measurement of long-lived assets to be disposed of by sale. Bulletin C-15 became effective for periods beginning on January 1, 2004. We have assessed the impact of this new accounting principle and determined that the adoption of Bulletin C-15 in 2004 is not expected to have a material effect on our consolidated financial statements.

         In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 excludes the accounting for goodwill, an intangible asset which accounting is still covered by Mexican GAAP Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares." Bulletin C-8 provides a definition of research and development costs requiring that only development costs can be deferred to a future period. Furthermore, Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they can be classified as development costs. Under the provisions of Bulletin C-8, intangible assets with indefinite useful lives should not be amortized, but rather tested for impairment on an annual basis. Intangible assets with finite useful lives should continue to be amortized over their useful lives. The provisions of Bulletin C-8 became effective as of January 1, 2003. In connection with the adoption of Bulletin C-8 in 2003, we no longer amortize the carrying value of our trademarks and our television network concession as they are deemed intangible assets with indefinite useful lives, but rather we test such assets for impairment at least on an annual basis. Before 2003, our trademarks and the television network concession were amortized over periods of 40 and 15 years, respectively. See Notes 2(i) and 7 to our year-end financial statements.

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

         ACCOUNTING FOR PROGRAMMING. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the U.S., Latin America, Asia, Europe and Africa. In order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 4 to our year-end financial statements.

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

         LONG-LIVED ASSETS. We present certain long-lived assets and capitalized costs in our consolidated balance sheet. We periodically evaluate these long-lived assets for impairment and recognize any such impairment to the extent that we believe the carrying value is no longer recoverable from future projected cash flows. The principal factor we take into consideration when performing an impairment analysis is the future projected cash flows related to a given long-lived asset. In the case of long-lived assets related to our Mexican operations, since inflation accounting requires us to restate the carrying value of these assets to give effect to inflation prior to performing our impairment analysis, we must also take into consideration the possible impact that inflation may have on the ability of these assets to generate future cash flow. In that connection, we consider, among other factors, assumptions regarding projected rates of inflation, currency fluctuations and future revenue growth. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(i), 7 and 20 to our year-end financial statements.

         DEFERRED INCOME TAXES. Under both Mexican and U.S. GAAP, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

LIQUIDITY, FOREIGN EXCHANGE AND CAPITAL RESOURCES

         LIQUIDITY. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2003, December 31, 2002 and December 31, 2001 we had received Ps.12,354.9 million (nominal), Ps.11,304.7 million (nominal) and Ps.10,480.0 million (nominal) of advertising deposits for television advertising during 2004, 2003 and 2002 representing U.S.$1,100.7 million ,U.S.$1,080.3 million U.S.$1,142.0 million at the applicable year-end exchange rates. The deposits as of December 31, 2003 represented a 9.3%

(nominal) increase, or 5.1% in real terms, as compared to year-end 2002, and the deposits at December 31, 2002 represented a 7.9% (nominal) increase or 2.4% in real terms as compared to year-end 2001. Approximately 62.0%, 62.6% and 60.6% of the advanced payment deposits as of each of December 31, 2003, December 31, 2002 and December 31, 2001 respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2003, December 31, 2002 and December 31, 2001 was 3.3 months, 3.5 months and 4.0 months. See "Operating and Financial Review and Prospects -- Results of Operations -- Television Broadcasting."

         We expect to fund our cash needs during 2004, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2004 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2004 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

         CASH BASIS INCOME. Our cash basis income is defined in our Consolidated Statement of Changes in Financial Position in our year end financial statements as "net income adjusted for non-cash items." Non-cash items represent primarily depreciation and amortization, deferred income taxes and equity in results of affiliates, exclusive of changes in working capital.

         In 2003, we generated positive cash basis income of Ps.5,006.0 million, as compared to a positive cash basis income of Ps.3,339.0 million during 2002. This change was due primarily to the following increases in cash basis income:

         -        a Ps.1,228.6 million increase in operating income;

         -        a Ps.310.4 million decrease in other expense, net;

         - a Ps.218.1 million decrease in restructuring and non-recurring charges; and

         - a Ps.23.0 million increase in integral cost of financing, which was due primarily to an increase in interest income and a decrease in interest expense.

     The increases in our cash basis income were partially offset by a Ps.113.1 million increase in income and assets taxes and employees' profit sharing.

     In 2002, we generated positive cash basis income of Ps.3,339.0 million, as compared to a positive cash basis income of Ps.3,949.2 million during 2001. This change was due primarily to the following decreases in cash basis income:

         -        a Ps.412.8 million increase in other expense, net:

         - a Ps.278.1 million increase in restructuring and non-recurring charges.

         - a Ps.183.1 million increase in integral cost of financing, which was due primarily to a decrease in interest income and an increase in interest expense; and

         - a Ps.158.8 million increase in income and assets taxes and employees' profit sharing.

           This change was partially offset by a Ps.422.6 million increase in operating income.

     In 2001, we generated positive cash basis income of Ps.3,949.2 million, as compared to a positive cash basis income of Ps.1,657.9 million during 2000. This change was due primarily to the following increases in cash basis income:

         - a Ps.1,510.2 million decrease in restructuring and non-recurring charges;

         -        a Ps.741.6 million decrease in other expense, net;

         - a Ps.642.5 million decrease in integral cost of financing, which was due primarily to a decrease in interest expense and loss from monetary position and a foreign exchange gain; and

         - a Ps.258.7 million decrease in income and assets taxes and employees' profit sharing.

         The increase in our cash basis income in 2001 were partially offset by a Ps.861.7 million decrease in operating income.

         CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS, DISTRIBUTIONS AND OTHER SOURCES OF LIQUIDITY. During 2004, we expect to:

- make aggregate capital expenditures for property, plant and equipment of approximately U.S.$110.0 million, which amount includes capital expenditures in the amount of U.S.$32.0 million for the expansion and improvement of our cable business; and

- invest an aggregate of U.S.$17.0 million in our Latin America DTH joint ventures in the form of long-term loans.

During 2003, we:

- made aggregate capital expenditures for property, plant and equipment of approximately U.S.$94.9 million, which amount includes capital expenditures in the amount of U.S.$17.4 million for the expansion and improvement of our cable business;

- invested an aggregate of U.S.$2.5 million in "TuTV" a 50% joint venture with Univision for distribution of our Spanish-speaking programming packages in the U.S.;

- invested an amount of approximately U.S.$4.8 million in OCESA Entretenimiento, the live entertainment company in which we hold a 40% stake;

- invested an aggregate of U.S.$20.6 million in our Latin America DTH joint ventures in the form of long-terms loans. Innova did not require shareholder funding in 2003 and does not expect to require shareholder funding in 2004; and

- contributed Ps.36.1 million (nominal) to fund our seniority premium obligations.

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

         - acquired a 40% stake of the capital stock of OCESA Entretenimiento, S.A. de C.V. for an amount of U.S.$104.7 million, of which U.S.$37.7 million was paid in 2003; and

         - contributed Ps.103.0 million (nominal) to fund our pension and seniority premium obligations.

         REFINANCINGS. During 2000, we completed a refinancing of our indebtedness which included the repurchase of a majority of the aggregate principal amounts of our Series A Senior Notes due May 2003, Series B Senior Notes due May 2006 and Senior Discount Debentures due May 2008, and the amendments to the related indentures. After giving effect to the amendments to the related indentures, substantially all of the restrictive covenants and certain of the events of default were eliminated. In May 2001, we redeemed all of the remaining Senior Discount Debentures outstanding and terminated the related indenture. In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. See " -- Indebtedness" below and
Note 9 to our year-end financial statements. For a description of the aggregate principal amount of Series B Senior Notes outstanding as of December 31, 2003, see " -- Indebtedness" below.

         In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011, which net proceeds and cash on hand were used to repay approximately U.S.$300.0 million of a U.S.$400.0 million term loan facility that we entered into with a group of banks in May 2000, which originally matured in 2004. In December 2001, we entered into a U.S.$100.0 million long-term loan facility, the proceeds of which were used to repay the remaining approximately U.S.$100.0 million of indebtedness then outstanding under our U.S.$400.0 million term loan facility, which was subsequently terminated. For a description of our 8% Senior Notes due 2011 and the U.S.$100.0 million long-term loan facility see " -- Indebtedness" below.

         In connection with our acquisition of shares of preferred stock of Univision, as described under "Information on the Company -- Business Overview -- Univision," on December 21, 2001, we entered into a U.S.$276.0 million bridge loan facility. We borrowed U.S.$276.0 million in a single drawing on December 21, 2001. We used all of the net proceeds from this bridge loan facility, together with approximately U.S.$99.0 million of cash on hand, to finance our acquisition of shares of preferred stock of Univision. See "Information on the Company -- Business Overview -- Univision." We repaid all of the U.S.$276.0 million of indebtedness outstanding under this bridge loan facility with a substantial portion of the net proceeds from the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 in March 2002. For a description of our 8.5% Senior Notes due 2032 see " -- Indebtedness" below.

         In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement see " -- Indebtedness" below.

     INDEBTEDNESS. The following table sets forth a description of our outstanding indebtedness as of December 31, 2003 on a historical, actual basis, and as adjusted to reflect (i) the incurrence in May 2004 of a Ps.1,162.5 million long-term loan, which will mature in 2009, and (ii) the prepayment in May 2004 of the U.S.$100 million syndicated long-term loan, which originally matured in 2005 and 2006 as if such transactions occurred on December 31, 2003. Information in the following table is presented in millions of constant Pesos in purchasing power as of December 31, 2003.


                                                                    DEBT OUTSTANDING(1)
                                        --------------------------------------------------------------------------
                                           DECEMBER 31, 2003
                                        ----------------------                                            MATURITY OF
DESCRIPTION OF DEBT                      ACTUAL      PRO FORMA    INTEREST RATE(2)       CURRENCY             DEBT
-------------------                      ------      ---------    ----------------       --------             ----

LONG-TERM DEBT AND BRIDGE LOAN

Series B Senior Notes(3).............  Ps.    60    Ps.     60         11.88%          U.S. Dollars           2006
8 5/8% Senior Notes(4)(5)............      2,245         2,245         8.625%          U.S. Dollars           2005
8% Senior Notes(4)(6)................      3,368         3,368          8.0%           U.S. Dollars           2011
8.5% Senior Notes(4)(7)..............      3,368         3,368          8.5%           U.S. Dollars           2032
                                                                                     UDIs (Peso-Indexed)

UDI-denominated notes................      3,640         3,640          8.15%                                 2007
U.S.$100.0 million five-year term                                 London Interbank
   loan facility(8)..................      1,123            --     LIBOR + 0.875%      U.S. Dollars        2005-2006
Banamex loan(9)......................        114           114    TIIE Rate + .45%    Mexican Pesos           2004
Banamex loan(10).....................        800           800         8.925%         Mexican Pesos        2004-2008
Banamex loan(11)                              --         1,162          9.70%         Mexican Pesos           2009
Serfin loan(12)......................        160           160    TIIE Rate + .30%    Mexican Pesos           2006
Other debt(13).......................        111           111          3.80%            Various           2004-2010
                                       ---------     ---------
   Total debt (including current
      maturities)....................     14,989        15,028            --                --              9.10(14)
Less:  current maturities............        285           285            --             Various         December 2004
                                       ---------     ---------
   Total long-term debt..............  Ps.14,704     Ps.14,743
                                       =========     =========

-------------------------------------

(1) U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.11.225 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2003.

(2) Excludes additional amounts payable in respect of Mexican withholding taxes. See "Other Information -- Taxation -- Mexican Taxes."

(3) Interest on the Series B Senior Notes is payable semi-annually. The Series B Notes bear interest at an effective rate of 12.49%. The Series B Senior Notes are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on the Series B Senior Notes, as well as at our option in certain cases. See Note 9 to our year-end financial statements.

(4) Interest is payable semi-annually on each of the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 bear interest at an effective rate of 9.07%, 8.41% and 8.94%, respectively. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011 and the 8.5% Senior Notes due 2032 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make in respect of these notes, as well as at our option in certain cases. See Note 9 to our year-end financial statements.

(5) As described below, we registered substantially all of our 8 5/8% Senior Notes due 2005 through an exchange offer in January 2001.

(6) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.0% Senior Notes due 2011 on September 13, 2001. We applied the net proceeds from this issuance, together with cash on hand, to repay approximately U.S.$300.0 million of the U.S.$400.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility. As described below, we registered substantially all of these notes through an exchange offer in March 2002.

(7) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 on March 1, 2002. We applied a substantial portion of the net proceeds from this issuance to repay all of the U.S.$276.0 million of indebtedness then outstanding under our bridge loan facility. In July 2002, we registered all of our 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

(8) Reflects the incurrence in December 2001 of U.S.$100.0 million of indebtedness under a U.S.$100.0 million term loan facility, with maturities in 2005 and 2006, the proceeds of which were used to refinance the remaining U.S.$100.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility, which was subsequently terminated. We prepaid this term loan facility in May 2004.

(9) Indebtedness outstanding under this loan as of December 31, 2003 reflects the refinancing of this loan in July 2000. Pursuant to the terms of this refinanced loan, we are obligated to make principal payments on a quarterly basis and interest payments on a monthly basis. The terms of this refinanced loan require us to comply with certain covenants and maintain certain financial ratios similar to those under the Ps.1,162.5 million credit agreement summarized below. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Shareholders -- Loans from Banamex" and Note 9 to our year-end financial statements.

(10) In the second quarter of 2003, we entered into a long-term credit agreement with a Mexican bank for an aggregate principal amount of Ps.800.0 million, with two tranches of Ps.400.0 million each. The annual interest rate for the first tranche equals 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semiannual maturities of Ps.40.0 million each in 2004, two semiannual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

(11) In May 2004, we entered into a long-term credit agreement with a Mexican Bank for an aggregate principal amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate of this indebtedness equals 9.70% and is payable on a monthly basis.

(12) The aggregate principal amount of this loan is payable in 20 equal quarterly installments beginning August 2001 and ending May 2006. Interest on this loan is payable on a quarterly basis.

(13) Includes outstanding indebtedness in the aggregate amount of Ps.111.0 million under the following bank loans, capital leases and other notes payable:

         - Ps.20.3 million in capital lease obligations. These obligations bear interest at a variable annual rate between six and thirteen basis points above LIBOR and have maturities ranging from 2004 to 2006; and,

         - Ps.90.7 million in other bank loans, which are denominated in U.S. Dollars. These bank loans bear interest at a variable annual rate between one and six points above LIBOR and have maturities ranging from 2004 and 2010.

(14) Actual pro forma weighted average maturity of long-term debt as of December 31, 2003. After giving effect to redemption of the Series A Senior Notes in May 2003, as if such transaction occurred on December 31, 2003, the pro forma weighted average maturity of our long-term debt would have been 10.0 years.

         In April, 2000, we issued UDI-denominated notes for an aggregate principal amount of 1,086,007,800 UDIs, pursuant to a medium-term note program in Mexico. Our UDI-denominated notes mature in 2007 and bear interest at an annual rate of 8.15%. The facility governing the medium-term note program pursuant to which we issued our UDI-denominated notes does not contain any financial or restrictive covenants. See Note 9 to our year-end financial statements.

         In May, 2001, we redeemed all of the remaining Senior Discount Debentures then outstanding, which were originally due in 2008. Pursuant to the related indenture, we redeemed these Senior Discount Debentures for U.S.$34.7 million, which amount represented 106.625% of their aggregate principal amount of approximately U.S.$32.5 million, plus premiums and amounts payable in respect of Mexican withholding taxes in the amount of approximately U.S.$2.2 million. Following this redemption, we terminated the related indenture. See Note 9 to our year-end financial statements.

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

         As described above under " -- Refinancings," in December, 2001, we entered into a U.S.$100.0 million term loan facility. We borrowed U.S.$100.0 million in a single drawing on December 21, 2001, the principal of which was payable over five years in semi-annual installments, commencing on June 21, 2005. Borrowings under this facility bore interest at a rate of 0.875% per annum over LIBOR. Interest in respect of principal amounts borrowed under this facility was payable in semi-annual installments. In May 2004, we prepaid any amounts outstanding under the U.S.$100.0 million term loan facility by using the net proceeds from a Ps.1,162.5 million long-term credit agreement that we entered into with a Mexican bank in May 2004, which terms are summarized below.

         The Ps.1,162.5 million long-term credit agreement contains restrictive covenants that limit our ability and the ability of our subsidiaries through which we conduct our television broadcasting, programming for pay television and program licensing businesses to:

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

         The Ps.1,162.5 million long-term credit agreement also requires us to maintain:

                  - a total debt/EBITDA ratio (as defined) not greater than 4.00 to 1.00;

                  - a EBITDA/cash interest ratio (as defined) not less than 2.50 to 1.00; and

                  - a net worth (as defined) not less than 75% of net worth as at December 31, 2000.

         In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. The principal amount is divided into two tranches of Ps.400.0 million each, with an annual interest rate for the first tranche of 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semiannual maturities of Ps.40.0 million each in 2004, two semiannual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. The terms of this credit agreement require us to comply with certain covenants and maintain certain financial ratios similar to those under the Ps.1,162.5 million long-term credit agreement summarized above. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

         In addition, in April 2003 we prepaid a long-term loan for approximately 23.6 million Euros, which originally matured in June 2003. This indebtedness was incurred to finance the recapitalization of Via Digital in January 2000.

         INTEREST EXPENSE. Interest expense for 2003 was Ps.1,375.7, Ps.139.3 million of which was attributable to the restatement of our UDI-denominated notes due 2007.

         The following table sets forth our interest expense for the years indicated:

                                                                           YEAR ENDED DECEMBER 31,(1)(2)
                                                                   ---------------------------------------------
                                                                     2001               2002           2003
                                                                     ----               ----           ----
                                                                           (MILLIONS OF U.S. DOLLARS)
Interest payable in U.S. Dollars..............................     U.S.$   59.7    U.S.$   76.2    U.S.$   70.2
Interest capitalized under our Senior Discount
     Debentures...............................................              1.5              --              --
Amounts currently payable under Mexican withholding
     taxes(3).................................................              1.5             3.9             3.4
                                                                   ------------    ------------    ------------
Total interest payable in U.S. Dollars........................     U.S.$   62.7    U.S.$   80.1    U.S.$   73.6
                                                                   ============    ============    ============
Peso equivalent of interest payable in U.S. Dollars...........     Ps.    645.2    Ps.    829.4    Ps.    812.1
Interest payable in Pesos.....................................            500.9           399.1           424.3
Restatement of UDI-denominated Notes due 2007.................            177.8           197.1           139.3
                                                                   ------------    ------------    ------------
         Total interest expense(4)............................     Ps.  1,323.9    Ps.  1,425.6    Ps.  1,375.7
                                                                   ============    ============    ============


--------------------------
(1) U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2003.

(2) Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)      See "Other Information -- Taxation -- Mexican Taxes."

(4) Total interest expense amounts in these periods exclude capitalized and hedged interest expense.

         GUARANTEES. We guarantee our proportionate share of our DTH joint ventures' minimum commitments for use on PanAmSat and other transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of approximately U.S.$187.9 million as of December 31, 2003, including U.S.$143.8 million related to Innova and U.S.$44.1 million related to MCOP. See "Major Shareholders and Related Party Transactions -- Related Party Transactions" and Notes 10 and 12 to our year end financial statements. In addition, we have guaranteed obligations of TechCo in which we have a 30% interest in an aggregate amount of approximately U.S.$15.8 million. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern" and Note 12 to our year end financial statements.

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

Contractual Obligations on the Balance Sheet

         The following table summarizes our contractual obligations on the balance sheet as of December 31, 2003:

                                                                  PAYMENTS DUE BY PERIOD
                                     ---------------------------------------------------------------------------------
                                                       LESS THAN 12      12-36 MONTHS    36-60 MONTHS       AFTER 60
                                                           MONTHS         JANUARY 1,      JANUARY 1,         MONTHS
                                                       JANUARY 1, 2004     2005 TO         2007 TO         SUBSEQUENT
                                                       TO DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    TO DECEMBER 31,
                                         TOTAL             2004              2006            2008             2008
                                     --------------     ------------     ------------    ------------    ---------------
                                                                (THOUSANDS OF U.S. DOLLARS)
Long-term debt (1)...............    U.S.$1,335,360     U.S.$ 25,407     U.S.$338,707    U.S.$368,672     U.S.$602,574

DTH joint ventures (2)...........           115,279           11,169           25,876          21,164           57,070

Transmission rights (3)..........           114,181           69,875           13,510          30,796               --
                                     --------------     ------------     ------------    ------------     ------------
Total contractual obligations....    U.S.$1,564,820     U.S.$106,451     U.S.$378,093    U.S.$420,632     U.S.$659,644
                                     ==============     ============     ============    ============     ============

--------------
(1) See "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 8 to our year-end financial statements.

(2) This liability reflects guarantees provided by us in respect of our proportionate share of the capital lease obligations (discounted) of Innova and MCOP. See "Information on the Company -- Business Overview -- DTH Joint Ventures."

(3) This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are accounted for in our consolidated balance sheet as trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

         The following table summarizes our contractual obligations off the balance sheet as of December 31, 2003:

                                                                    PAYMENTS DUE BY PERIOD
                                       ------------------------------------------------------------------------------
                                                       LESS THAN 12     12-36 MONTHS    36-60 MONTHS       AFTER 60
                                                          MONTHS          JANUARY 1,     JANUARY 1,         MONTHS
                                                      JANUARY 1, 2004      2005 TO        2007 TO        SUBSEQUENT TO
                                                      TO DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                           TOTAL           2004             2006            2008            2008
                                       ------------     -----------      -----------     ------------    -------------
                                                                 (THOUSANDS OF U.S. DOLLARS)
DTH joint ventures (1).............    U.S.$ 17,000     U.S.$17,000     U.S.$    --      U.S.$   --       U.S.$--

Capital expenditures commitments                                                                 --            --
    (2)............................          34,481          34,481              --

Capital lease (3)..................          15,812           5,947           6,688           3,177            --

Guarantees (4).....................          13,200              --          13,200              --            --

Other (5)..........................          42,600          15,500          27,100              --            --
                                       ------------     -----------     -----------      ----------       -------
Total contractual obligations......    U.S.$123,093     U.S.$72,928     U.S.$46,988      U.S.$3,177       U.S.$--
                                       ============     ===========     ===========      ==========       =======

-----------

(1) We have commitments to make long-term loans in 2004 to our DTH joint ventures in Latin America, excluding Mexico, for up to U.S.$17 million.

(2) Our commitments for capital expenditures include U.S.$15,143, which are related to purchase commitments to acquire television technical equipment.

(3) We have guaranteed the obligations of certain capital leases of our DTH technical facilities.

(4) In connection with the disposal of our investment in PanAmSat in 1997, we granted collateral to secure certain indemnification obligations. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimus amount. The collateral agreement will terminate in approximately four years. See Note 5 to our year-end financial statements.

(5) In September 2001, we entered into a 50/50 programming joint venture with Endemol, an international content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2003, we have commitments to acquire from Endemol programming formats through this joint venture up to in the aggregate U.S.$40.6 million through 2006.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

     The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our shareholders at our April 16, 2004 annual shareholders' meeting.

                                                                                                     FIRST
    NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE          ELECTED
    ----------------------            --------------------             -------------------          -------
Emilio Azcarraga Jean           Chairman of the Board,            Member of the Boards of           December
  (02/21/68)                    President and Chief Executive     Telefonos de Mexico, S.A. de      1990
                                Officer and President of the      C.V. and Banco Nacional de
                                Executive Committee of Grupo      Mexico, S.A. and Vice
                                Televisa                          Chairman of the Board of
                                                                  Univision

Maria Asuncion                  Vice Chairwoman of the Board      Chief Executive Officer of        July 2000
  Aramburuzabala Larregui       and Member of the Executive       Tresalia Capital, S.A. de
  (05/02/63)                    Committee of Grupo Televisa and   C.V. and Member of the Boards
                                Vice Chairwoman of the Board      of Grupo Financiero Banamex,
                                and Member of the Executive       S.A. de C.V., Banco Nacional
                                Committee of Grupo Modelo, S.A.   de Mexico, S.A. and America
                                de C.V.                           Movil, S.A. de C.V.
In alphabetical order:

Alfonso de Angoitia Noriega     Executive Vice President and      Former Chief Financial            April 1998
  (01/17/62)                    Member of the Executive Office    Officer of Grupo Televisa and
                                of the Chairman and Member of     Alternate Member of the Board
                                the Executive Committee of        of Univision and Partner,
                                Grupo Televisa                    Mijares, Angoitia, Cortes y
                                                                  Fuentes, S.C. (1994 - 1999)

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

Julio Barba Hurtado             Legal Advisor to the President    Former Legal Advisor to           December
  (05/20/33)                    and Member of the Executive       Televisa, S.A. de C.V.            1990
                                Committee of Grupo Televisa

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

Manuel Jorge Cutillas Covani    Director of Bacardi Limited       Member of the Board of            April 1994
  (03/01/32)                                                      Bacardi Limited and former
                                                                  Chairman of the Board of
                                                                  Bacardi Limited

                                                                                                     FIRST
    NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE          ELECTED
    ----------------------            --------------------             -------------------          -------
Carlos Fernandez Gonzalez       Chief Executive Officer and       Member of the Boards of           July 2000
  (09/29/66)                    Vice Chairman of the Board of     Anheuser Busch Co., Grupo
                                Grupo Modelo, S.A. de C.V.        Financiero Santander
                                                                  Mexicano, S.A. de C.V. and
                                                                  Emerson Electric, Co.

Bernardo Gomez Martinez         Executive Vice President and      Former President of the           April 1999
  (07/24/67)                    Member of the Executive Office    Mexican Chamber of Television
                                of the Chairman and Member of     and Radio Broadcasters and
                                the Executive Committee of        Deputy to the President of
                                Grupo Televisa Grupo Televisa


Claudio X. Gonzalez Laporte     Chairman of the Board and Chief   Member of the Boards of           April 1997
  (05/22/34)                    Executive Officer of              Kimberly-Clark Corporation,
                                Kimberly-Clark de Mexico, S.A.    General Electric Co., Kellogg
                                de C.V.                           Company, Home Depot, Inc.,
                                                                  Alfa, S.A. de C.V., Grupo
                                                                  Carso, S.A. de C.V., America
                                                                  Movil, S.A. de C.V. and
                                                                  Investment Company of
                                                                  America, and former President
                                                                  of the Mexican Business
                                                                  Council

Roberto Hernandez Ramirez       Chairman of the Board of Banco    Former Chief Executive            April 1992
  (03/24/42)                    Nacional de Mexico, S.A.          Officer of Banco Nacional de
                                                                  Mexico, S.A. and Member of
                                                                  the Boards of Citigroup,
                                                                  Inc., Empresas ICA, Sociedad
                                                                  Controladora, S.A. de C.V.,
                                                                  Grupo Modelo, S.A. de C.V.,
                                                                  Gruma, S.A. de C.V., Grupo
                                                                  Financiero Banamex Accival,
                                                                  S.A. de C.V., Avantel, S.A.
                                                                  and Munchener de Mexico, S.A.
                                                                  de C.V.

Enrique Krauze Kleinbort        Chief Executive Officer of        General Director of Editorial     April 1996
  (09/17/47)                    Editorial Clio Libros y Videos,   Clio Libros y Videos, S.A. de
                                S.A. de C.V.                      C.V.

German Larrea Mota Velasco      Chairman of the Board, Chief      Chairman of the Board and         April 1999
  (10/26/53)                    Executive Officer and President   Chief Executive Officer of
                                of Grupo Mexico, S.A. de C.V.     Asarco Incorporated, Southern
                                                                  Peru Copper Corporation,
                                                                  Grupo Ferroviario Mexicano,
                                                                  S.A. de C.V. and former
                                                                  Member of the Boards of Banco
                                                                  Nacional de Mexico, S.A. and
                                                                  Bolsa Mexicana de Valores,
                                                                  S.A. de C.V.

Gilberto Perezalonso Cifuentes  Private Advisor                   Member of the Boards of Grupo     April 1998
  (03/06/43)                                                      Gigante, S.A. de C.V. and
                                                                  Southern Peru
                                                                  Copper Corporation and
                                                                  Director of the
                                                                  pension funds of Banco
                                                                  Nacional de Mexico,
                                                                  S.A.

                                                                                                     FIRST
    NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE          ELECTED
    ----------------------            --------------------             -------------------          -------
Carlos Slim Domit               Chairman of the Board of Grupo    Vice Chairman of America          April 2004
  (02/28/67)                    Carso, S.A. de C.V. and           Telecom, S.A. de C.V. and
                                Telefonos de Mexico, S.A. de      Member of the Boards of Grupo
                                C.V. and President of Grupo       Condumex, S.A. de C.V.,
                                Sanborns, S.A. de C.V.            Phillip Morris Mexico, S.A.
                                                                  de C.V. and Sears Roebuck de
                                                                  Mexico, S.A. de C.V.

Alejandro Quintero Iniguez      Corporate Vice President of       Shareholder and Member of the     April 1998
  (02/11/50)                    Sales and Marketing and Member    board of Grupo TV Promo, S.A.
                                of the Executive Committee of     de C.V. and former Advisor to
                                Grupo Televisa                    former Mexican President
                                                                  Ernesto Zedillo

Fernando Senderos Mestre        Chairman of the Board and Chief   Member of the Boards of           April 1992
  (03/03/50)                    Executive Officer of Grupo        Telefonos de Mexico, S.A. de
                                Desc, S.A. de C.V.                C.V., Alfa, S.A. de C.V.,
                                                                  Kimberly Clark de Mexico,
                                                                  S.A. de C.V., Industrias
                                                                  Penoles, S.A. de C.V. and
                                                                  Dana Corporation

Enrique F. Senior Hernandez     Executive Vice President and      Member of the Board of Pics       April 2001
  (08/03/43)                    Managing Director of Allen &      Retail Networks and Member of
                                Company Incorporated              the Board of Coca Cola Femsa
                                                                  and Member of the Board of
                                                                  Cinemark

Lorenzo H. Zambrano Trevino     Chairman of the Board and Chief   Member of the Boards of Alfa,     April 1999
  (03/27/44)                    Executive Officer of Cemex,       S.A. de C.V., Empresas ICA,
                                S.A. de C.V.                      Sociedad Controladora, S.A.
                                                                  de C.V., Fomento Economico
                                                                  Mexicano, S.A. de C.V. and
                                                                  Vitro, S.A. de C.V.

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

Juan Pablo Andrade Frich        Asset Manager of Tresalia         Former Member of the Board of     July 2000
  (06/05/64)                    Capital, S.A. de C.V. and         Televicentro and Member of
                                Member of the Executive and       the Board of Empresas
                                Audit Committee of Grupo          Cablevision, S.A. de C.V.
                                Televisa

Lucrecia Aramburuzabala         Private Investor                  Employee of Tresalia Capital,     July 2000
  Larregui                                                        S.A. de C.V. and Member of
  (03/29/67)                                                      the Board of Grupo Modelo,
                                                                  S.A. de C.V.  and former
                                                                  Member of the Board of
                                                                  Televicentro

                                                                                                     FIRST
    NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE          ELECTED
    ----------------------            --------------------             -------------------          -------
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

Maximiliano Arteaga Carlebach   Vice President of Operations,     Former Vice President of          April 2002
  (12/06/42)                    Technical Service and             Operations -- Televisa
                                Television Production of Grupo    Chapultepec, former Vice
                                Televisa                          President of Administration
                                                                  -- Televisa San Angel
                                                                  and Chapultepec and
                                                                  former Vice President
                                                                  of Administration and
                                                                  Finance of Univisa,
                                                                  Inc.

Joaquin Balcarcel Santa Cruz    Vice President - Legal and        Former Director Legal             April 2000
  (01/04/69)                    General Counsel- Television       Department of Grupo Televisa
                                Division                          of Grupo
                                                                  Televisa and former
                                                                  associate at Martinez,
                                                                  Algaba, Estrella, De
                                                                  Haro y Galvan-Duque,
                                                                  S.C.


Juan Fernando Calvillo          Vice President of Internal        Member of the Board of            April 2002
  Armendariz                    Auditing and Member of the        Private Banking of
  (12/27/41)                    Audit Committee of Grupo          Vanguardia, S.A. de C. V. and
                                Televisa                          former Member of the Boards
                                                                  of Grupo Financiero Serfin,
                                                                  S.A. de C.V. and Serpaprosa,
                                                                  S.A. de C.V.

Rafael Carabias Principe        Vice President of                 Former Member of the Boards       April 1999
  (11/13/44)                    Administration of Grupo Televisa  of Promecap, S.C., Grupo
                                                                  Financiero del Sureste, S.A.
                                                                  and former Director of
                                                                  Corporate Finance of
                                                                  Scotiabank Inverlat, S.A.

Francisco Jose Chevez Robelo    Retired Partner of Chevez,        Member of the Board of            April 2003
  (07/03/29)                    Ruiz, Zamarripa y Cia, S.C. and   Empresas Cablevision, S.A. de
                                Member of the Audit Committee     C.V. and former Partner of
                                of Grupo Televisa                 Chevez, Ruiz, Zamarripa y
                                                                  Cia, S.C.

Jose Luis Fernandez Fernandez   Partner of Chevez, Ruiz,          Former Member of the Boards       April 2002
  (05/18/59)                    Zamarripa y Cia., S.C.            of Alexander Forbes, S.A. de
                                                                  C.V. and Afore Bital, S.A.

Salvi Folch Viadero             Chief Financial Officer of        Former Vice President of          April 2002
  (08/16/67)                    Grupo Televisa                    Financial Planning of Grupo
                                                                  Televisa, Chief Executive
                                                                  Officer and Chief Financial
                                                                  Officer of Comercio MAS, S.A.
                                                                  de C.V. and former Vice
                                                                  Chairman of Banking
                                                                  Supervision of the National
                                                                  Banking and Securities
                                                                  Commission

                                                                                                     FIRST
    NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE          ELECTED
    ----------------------            --------------------             -------------------          -------
Leopoldo Gomez Gonzalez Blanco  Vice President of Newscasts of    Former Director of                April 2003
  (04/06/59)                    Grupo Televisa                    Information to the President
                                                                  of Grupo Televisa

Jose Heredia Breton             Director of Retail Business of    Member of the Board of Banco      April 2004
   (16/06/61)                   Grupo Financiero Inbursa, S.A.    Inbursa, S.A. and Member of
                                                                  the Board of Aseguradora
                                                                  Inbursa, S.A. de C.V.

Jose Antonio Lara del Olmo      Vice President -- Tax of Grupo    Former Tax Director of Grupo      April 2003
  (09/02/70)                    Televisa                          Televisa and former Associate
                                                                  of Chevez, Ruiz, Zamarripa y
                                                                  Cia, S.C.

Jorge Lutteroth Echegoyen       Vice President Controller of      Former Senior Partner of          April 2000
  (01/24/53)                    Grupo Televisa                    Coopers & Lybrand Despacho
                                                                  Roberto Casas Alatriste, S.C.

Juan Sebastian Mijares          Secretary of the Board,           Partner, Mijares, Angoitia,       July 2000
  (10/04/59)                    Secretary of the Executive        Cortes y Fuentes, S.C. (1994
                                Committee and Vice President      -- - 2000), former Secretary
                                Member and Legal and Corporate     of the Board of Bank
                                General Counsel of Grupo          of Tokyo-Mitsubishi
                                Televisa                          Bank-Mexico and Member of the
                                                                  Boards of Afore Banamex, S.A.
                                                                  de C.V. and Organizacion de
                                                                  Telecomunicaciones
                                                                  Iberoamericanas, OTI, A.C.

Alberto Montiel Castellanos     Director of Montiel Font y        Former Tax Director of            April 2002
  (11/22/45)                    Asociados, S.C. and Member of     Wal-Mart de Mexico, S.A. de
                                the Audit Committee of Grupo      C.V.
                                Televisa

Raul Morales Medrano            Partner of Chevez, Ruiz,          Former Senior Manager of          April 2002
  (05/12/70)                    Zamarripa y Cia, S.C.             Chevez, Ruiz, Zamarripa y
                                                                  Cia, S.C.

Guillermo Nava Gomez Tagle      Vice President of                 Former Vice President of          April 1999
  (08/27/43)                    Administration --  Televisa San   Corporate Finance of Grupo
                                Angel                             Televisa, former Vice
                                                                  President of
                                                                  Citibank-Colombia and former
                                                                  Finance Director of CIFRA

Alexandre Moreira Penna da      Chief Executive Officer of        Former Vice President of          April 2002
  Silva                         Innova                            Corporate Finance of Grupo
  (12/25/54)                                                      Televisa and former Managing
                                                                  Director of JPMorgan Chase

         Maria Asuncion Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernandez Gonzalez is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of Maria Asuncion Aramburuzabala Larregui.

         Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez are beneficiaries of the Investor Trust, one of our Major Shareholders which, after giving effect to the Recapitalization, will own 5.12% of the Shares held in the Shareholder Trust. See "Major Shareholders and Related Party Transactions -- The Major Shareholders." Pursuant to the Shareholders Trust Agreement, the Investor Trust is entitled to nominate one individual to our Board of Directors so long as the Shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Shares. See "Major Shareholders and Related Party Transactions - The Major Shareholders" for a further discussion of the rights of the Investor Trust.

OUR BOARD OF DIRECTORS

         General. The management of our business is vested in our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be "independent directors" under Mexican law (as described below), and the same number of alternate directors. See "Other Information -- Mexican Securities Market Law." Under Mexican law, a person will not qualify as an "independent director" if he or she is, among others:

         -        one of our employees or managers;

         - a controlling shareholder, in our case, Televicentro, and, after the Recapitalization, the beneficiaries of the Shareholder Trust;

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

         Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican shareholders. At our annual shareholders' meeting, beginning 2005, a majority of the holders of the A Shares voting together will have the right to elect eleven of our directors and corresponding alternates, a majority of the holders of the B Shares voting together will have the right to elect five of our directors and corresponding alternates. At our special shareholders' meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of L Shares or D Shares are also entitled to nominate a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders' meeting, and each serves until a successor is elected and takes office. All of the current and alternate members of the Board of Directors were elected by our shareholders at our 2004 annual shareholders' special and general meetings, which were held on April 16, 2004.

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

     Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general shareholders' meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcarraga Jean, Juan Pablo Andrade Frich, Alfonso de Angoitia Noriega, Maria Asuncion Aramburuzabala Larregui, Julio Barba Hurtado, Jose Antonio Baston Patino, Bernardo Gomez Martinez and Alejandro Quintero Iniguez. In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Francisco Jose Chevez Robelo who is the Chairman of this Committee, Juan Pablo Andrade Frich, Juan Fernando Calvillo Armendariz and Alberto Montiel Castellanos. Both the Chairman and a majority of the members of the Audit Committee must be independent directors. Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

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


EXECUTIVE OFFICERS

     The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

                                                                                                     FIRST
  NAME AND DATE OF BIRTH               CURRENT POSITION               BUSINESS EXPERIENCE          APPOINTED
------------------------------      -----------------------------  ----------------------------   ------------
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

In alphabetical order:

Alfonso de Angoitia Noriega         Executive Vice President and   Former Chief Financial         May 2000
  (01/17/62)                        Member of the Executive        Officer of Grupo Televisa,
                                    Office of the Chairman and     Member of the Board and of
                                    Member of the Executive        the Executive Committee of
                                    Committee of Grupo Televisa    Grupo Televisa, Alternate
                                                                   Member of the Board of
                                                                   Univision and Partner,
                                                                   Mijares, Angoitia, Cortes y
                                                                   Fuentes, S.C. (1994 - 1999)

                                                                                                             FIRST
  NAME AND DATE OF BIRTH                   CURRENT POSITION                 BUSINESS EXPERIENCE            APPOINTED
------------------------------      -----------------------------      ----------------------------       ------------
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

Maximiliano Arteaga Carlebach       Vice President of                  Former Vice President of           March 2002
  (12/06/42)                        Operations, Technical              Operations -- Televisa
                                    Service and Television             Chapultepec, former Vice
                                    Production of Grupo Televisa       President of Administration
                                                                       -- Televisa San Angel and
                                                                       Chapultepec and former
                                                                       Vice President of
                                                                       Administration
                                                                       and Finance
                                                                       of Univisa,
                                                                       Inc.

Jose Antonio Baston Patino          Corporate Vice President of        Member of the Board and of         February 2001
  (04/13/68)                        Television of Grupo Televisa       the Executive Committee of
                                                                       Grupo Televisa, former Vice
                                                                       President of Operations of
                                                                       Grupo Televisa, former
                                                                       General Director of
                                                                       Programming of Grupo
                                                                       Televisa and former Member
                                                                       of the Board of Univision

Jean Paul Broc Haro                 Chief Executive Officer of         Former General Manager of          February 2003
  (08/08/62)                        Cablevision                        Programming for Pay
                                                                       Television of Grupo Televisa

Salvi Folch Viadero                 Chief Financial Officer            Former Vice President of           April 2002
   (08/16/67)                                                          Financial Planning of Grupo
                                                                       Televisa, Chief Executive
                                                                       Officer and Chief Financial
                                                                       Officer of Comercio MAS,
                                                                       S.A. de C.V. and former
                                                                       Vice Chairman of Banking
                                                                       Supervision of the National
                                                                       Banking and Securities
                                                                       Commission

Bernardo Gomez Martinez             Executive Vice President and       Former Deputy to the               July 1997
   (07/24/67)                       Member of the Executive            President of Grupo
                                    Office of the Chairman and         Televisa, member of the
                                    Member of the Executive            Board and of the Executive
                                    Committee of Grupo Televisa        Committee of Televisa and
                                                                       former President of the
                                                                       Mexican Chamber of
                                                                       Television and Radio
                                                                       Broadcasters

Eduardo Michelsen Delgado           Chief Executive Officer of         Former General Director --         January 2002
  (03/03/71)                        Editorial Televisa                 Grupo Semana and former
                                                                       Project Director --
                                                                       McKinsey & Co.

                                                                                                            FIRST
   NAME AND DATE OF BIRTH                 CURRENT POSITION                   BUSINESS EXPERIENCE           APPOINTED
------------------------------      -----------------------------      --------------------------------   ------------
Jorge Eduardo Murguia Orozco        Vice President of Production       Former Administrative Vice         March 1992
  (01/25/50)                        of Grupo Televisa                  President and former
                                                                       Director of Human Resources
                                                                       of Televisa

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

Raul Rodriguez Gonzalez             Chief Executive Officer            Former Media Advisor of            January 2002
  (06/20/59)                        Sistema Radiopolis                 Grupo Prisa and former
                                                                       Chief Executive Officer of
                                                                       Gerencia de Medios, S.A.

Alexandre Moreira Penna da Silva    Chief Executive Officer of         Former Vice President of           January 2004
  (12/25/54)                        Innova                             Corporate Finance of Grupo
                                                                       Televisa and former
                                                                       Managing Director of
                                                                       JPMorgan Chase


COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 2003, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps.193.4 million (U.S.$17.2 million using the Interbank Rate, as reported by Banamex, as of December 31, 2003).

     We made Ps.42.6 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2003. Projected benefit obligations as of December 31, 2003 were approximately Ps.46.8 million.

STOCK OPTION PLAN

     In 1999, we adopted a stock option plan. Pursuant to the terms of our stock option plan, as amended, we may grant eligible participants, who consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. Our shareholders have authorized the allocation of up to 8% of our capital stock to this and any other plans we may establish from time to time for the benefit of our employees. See " -- Long Term Retention Plan." Pursuant to the stock option plan, the exercise or sale prices of the CPOs and/or CPO equivalents are based on then current market prices at the time the options are granted or the conditional sale agreement is executed. We have implemented the stock option plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying Shares that are part of the stock option plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying Shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock option plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock option plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock option plan, among others.

     The stock option plan has been implemented in several stages since 1999, through a series of conditional sales to plan participants of CPOs. The conditional sale agreements entered into by plan participants since the implementation of the stock option plan through the fourth quarter of 2001 were terminated for several reasons, including the failure of plan participants to pay the purchase price and the fact that the average closing price per CPO on the Mexican Stock Exchange fell below certain thresholds for a 15 trading day period.

     As of May 31, 2004, allocations and conditional sale agreements have been made or executed with respect to approximately 110 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 - Ps.19.10 (approximately U.S.$1.04 - U.S.$1.71) per CPO (in certain cases, adjusted upwards by a specified percentage ranging from 2% - 10%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30 million CPOs vested in February 2003, approximately 17.5 million CPOs vested in March 2004 and approximately 17.5 will vest in March 2005. Rights to the remaining CPOs currently vest no later than 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired or are terminated. See Notes 13 and 26 to our year-end financial statements.

     In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of May 31, 2004, 34,132,840 CPOs transferred to plan participants have been sold in open market transactions, and it is expected that additional sales will take place during or after 2004.

LONG TERM RETENTION PLAN

     At our general extraordinary and ordinary shareholders' meeting held on April 30, 2002, our shareholders authorized the creation and implementation of a Long Term Retention Plan, which supplements our existing stock option plan. At the meeting, our shareholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our shareholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long Term Retention Plan. Approximately 430.3 million A Shares, as to which preemptive rights were previously offered to holders of our A Shares, were issued and have been subscribed by one of these special purpose trusts. As a result of the recapitalization described under "The Recapitalization" and other related transactions, such special purpose trust will have approximately 16.8 billion Shares, of which approximately 53% will be in the form of CPOs and the remaining 47% will be in the form of A, B, D and L Shares. We estimate that all of those Shares will become vested over a period of no less than 15 years. Pursuant to our Long Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unonized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our shareholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of the Company, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long Term Retention Plan, will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market.

     As of May 31, 2004, awards under the Long Term Retention Plan have been granted with respect to approximately 143 million Shares, either in the form of CPOs or Shares, at prices ranging from approximately Ps.13.45 - Ps.28.05 per CPO. Rights with respect to these securities vest during the period commencing in 2008 and ending in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by Government liquid securities). Pursuant to the resolutions adopted by our shareholders' meeting, we have not, and do not intend to, register Shares under the Securities Act that are allocated to the Long Term Retention Plan. See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash."

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

STATUTORY AUDITORS

     Under our bylaws, the holders of a majority of the outstanding A Shares and B Shares elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the Annual Ordinary Shareholders' Meeting. For such election, the vote of the majority of the outstanding A Shares is also required. In accordance with the Mexican Securities Market Law, holders of common stock or non-voting stock representing at least 10% of a company's capital stock shall have the right to appoint one statutory auditor. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors. The statutory auditors are also required to report to the shareholders at the annual shareholders' meeting regarding our financial statements and related matters, and must be invited to all Board and Audit and Executive Committee meetings, where they can attend but not vote. At our 2004 Annual Ordinary Shareholders' Meeting, Mario Salazar Erdmann was elected to serve as our statutory auditor until the acceptance of the election by his successor at the next annual shareholders' meeting and Jose Miguel Arrieta Mendez was elected as alternate statutory auditor.

EMPLOYEES AND LABOR RELATIONS

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003:

                                                      DECEMBER 31,
                                           ----------------------------------
                                            2001          2002          2003
                                           ------        ------        ------
TOTAL NUMBER OF EMPLOYEES .........        13,684        12,550        12,284
CATEGORY OF ACTIVITY:
  Employees .......................        13,621        12,514        12,248
  Executives ......................            63            36            36
GEOGRAPHIC LOCATION:
  Mexico ..........................        12,544        11,169        10,912
  Latin America (other than Mexico)           729           999         1,020
  U.S .............................           401           371           342
  Spain ...........................            10            11            10

     As of December 31, 2001, 2002 and 2003, approximately half of our employees were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

     As a result of new cost-cutting initiatives introduced in the first half of 2001, in April 2001 we further reduced our workforce by 750 personnel, which personnel consisted of 684 employees and 66 independent contractors. In 2002 and 2003, we reduced our workforce by an additional 1,134 and 266 employees, respectively. As of December 31, 2003, our total employee headcount was approximately 12,284 employees. See "Information on the Company -- Business Overview -- Business Strategy -- Continuing to Improve Cash Flow Margins" and "Operating and Financial Review and Prospects -- Restructuring and Non-recurring Charges."

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, L Shares or D Shares as of May 31, 2004, without giving effect to our Recapitalization. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares, without giving effect to our Recapitalization.


                                                                                                                   AGGREGATE
                                                   SHARE BENEFICIALLY OWNED(1)(2)                                  PERCENTAGE
                               --------------------------------------------------------------------------------       OF
                                        A SHARES                    L SHARES                   D SHARES           OUTSTANDING
                               --------------------------   ------------------------   ------------------------     SHARES
                                               PERCENTAGE                 PERCENTAGE                 PERCENTAGE   BENEFICIALLY
    IDENTITY OF OWNER             NUMBER        OF CLASS       NUMBER      OF CLASS      NUMBER       OF CLASS       OWNED
    -----------------             ------        --------       ------      --------      ------       --------       -----
Grupo Televicentro, S.A .
   de C.V(3) .............     2,348,235,209     47.13%      52,806,227     2.37%       52,806,227      2.37%       25.97%
Capital Research and
   Management Company(4) .       161,786,000      3.25%     161,786,000     7.25%      161,786,000      7.25%        5.14%
Janus Capital Management
   LLC(5) ................       143,861,820      2.89%     143,861,820     6.44%      143,861,820      6.44%        4.57%
Harris Associates L.P. (6)       140,959,680      2.83%     140,959,680     6.31%      140,959,680      6.31%        4.48%
Artisan Partners L.P. (7)        130,825,200      2.63%     130,825,200     5.86%      130,825,200      5.86%        4.15%
William H. Gates, III(8) .       126,944,000      2.55%     126,944,000     5.69%      126,944,000      5.69%        4.03%
Capital Group
   International Inc.(9) .       116,053,520      2.33%     116,053,520     5.20%      116,053,520      5.20%        3.69%


--------------------
(1) Unless otherwise indicated, the information presented in this section and is based on the number of Shares authorized, issued and outstanding as of May 31, 2004, without giving effect to the Recapitalization. As of this date, the total number of authorized and issued Shares was 4,989,449,767 A Shares, of which 2,239,549,096 were in the form of CPOs and 2,749,900,671 were additional A Shares not in the form of CPOs. The number of Shares authorized, issued and outstanding for legal purposes as of May 31, 2004 was 2,232,509,696 A Shares, L Shares and D Shares in the form of CPOs and an additional 2,749,900,671 A Shares not in the form of CPOs. The number of Shares authorized, issued and outstanding reflects our repurchase in the open market of 7,039,400 CPOs as of May 31, 2004 pursuant to our share repurchase program. For financial reporting purposes under Mexican GAAP only, the number of Shares authorized, issued and outstanding as of May 31, 2004 was 2,171,632,182 A Shares, L Shares and D Shares in the form of CPOs and an additional 2,295,476,879 A Shares not in the form of CPOs. The number of Shares authorized, issued and outstanding for financial reporting purposes under Mexican GAAP as of May 31, 2003 does not include: (i) 60,877,514 CPOs and an additional 24,116,238 A Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust we created to implement our stock option plan; and (ii) 430,307,554 A Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Notes 2 and 13 to our year-end financial statements.

(2) Except indirectly through Televicentro, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See "Directors, Senior Management and Employees -- Share Ownership of Directors and Officers." This information is based on information provided by directors and executive officers.

(3) Televicentro's equity is currently owned by our Major Shareholders. For a description of the current ownership of Televicentro's equity securities, as well as a description of the ownership of our securities by our Major Shareholders following the Recapitalization and the Televicentro Distribution, see "The Major Shareholders" below.

(4) Based solely on information included in the Report on Form 13F for the period ending March 31, 2004 filed by Capital Research and Management Company, an affiliate of Capital Group International Inc.

(5) Based solely on information included in Janus Capital Management LLC's (formerly Janus Capital Corporation) Report on Form 13G, dated February 16, 2004. According to this Report, Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC (Bay Isle) and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC

         (INTECH). As a result of this ownership structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated for purposes of this filing. Janus Capital, Bay Isle and INTECH are registered investment advisors, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients. As a result of its role as investment adviser or subadviser to these portfolios, Janus Capital may be deemed to be the beneficial owner of these Shares. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in these portfolios and disclaim any ownership associated with such rights.

(6) Based solely on information included in the Report on Form 13F for the period ending March 31, 2004 filed by Harris Associates.

(7) Based solely on information included in the Report on Form 13F for the period ending March 31, 2004 filed by Artisan Partners L.P.

(8) Based solely on information included in Mr. Gates' Report on Schedule 13G, dated July 16, 2003, filed as a group with Cascade Investment, L.L.C. , or Cascade, and the Bill & Melinda Gates Foundation. Cascade has sole voting power in respect of 4,859,800 GDSs and the Bill & Melinda Gates Foundation has sole voting power in respect of 1,487,400, GDSs. Mr. Gates has indicated that he may be deemed to beneficially own all the GDSs owned by Cascade as the sole member of Cascade and he may be deemed to beneficially own all the GDSs owned by the Bill & Melinda Gates foundation as the sole trustee of the foundation.

(9) Based solely on information included in the Report on Form 13F filed for the period ending March 31, 2004 by Capital Group International Inc., the parent company of Capital International Inc. ("CII"), Capital Guardian Trust Company ("CGTC"), Capital International S.A. ("CISA") and Capital International Limited ("CIL"). According to this report, CII has investment discretion and sole voting authority over 10,160,636 GDSs (the equivalent of 203,212,720 A Shares, L Shares and D Shares), CGTC has investment discretion and sole voting authority over 458,600 GDSs (the equivalent of 9,172,000 A Shares, L Shares and D Shares), CISA has investment discretion and sole voting authority over 68,700 GDSs (the equivalent of 1,374,000 A Shares, L Shares and D Shares), and CIL has investment discretion and sole voting authority over 109,636 GDSs (the equivalent of 2,192,720 A Shares, L Shares and D Shares. Capital Group International Inc. is an affiliate of Capital Research and Management Company.

THE MAJOR SHAREHOLDERS

         BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

         Televicentro is a holding company, the only assets of which are cash and capital stock. Televicentro currently beneficially owns approximately 2,348 million A Shares and 53 million A Shares, L Shares, and D Shares in the form of CPOs.

         CURRENT OWNERSHIP OF TELEVICENTRO'S EQUITY

         The ownership of Televicentro's equity is currently held through the Shareholder Trust, for the benefit of the Azcarraga Trust, the Inbursa Trust and the Investor Trust, as follows: the Azcarraga Trust 55.29%; the Inbursa Trust 24.70%; and the Investor Trust 20.01%. Interests of the Aramburuzabala family, through the Investor Trust, represent 16.21%, and the interests of the Fernandez family, through the Investor Trust represent 3.80%, of Televicentro's capital stock. Emilio Azcarraga Jean is the sole beneficiary of the Azcarraga Trust and has sole power to determine the investment and voting decisions made by the trust. Promotora Inbursa, S.A. de C.V., or Promotora Inbursa, is currently the sole beneficiary of the Inbursa Trust. The Investor Trust is a trust for the benefit of five individual members of the Aramburuzabala and Fernandez families. The principal business of the Investor Trust is to serve as the vehicle for its beneficiaries' investment in shares of Televicentro and, after giving effect to the Recapitalization, in Shares. The beneficiaries of the Investor Trust share the power to determine the investment and voting decisions made by the Investor Trust.

         Through the Azcarraga Trust, Mr. Azcarraga Jean owns and has voting control over a majority of Televicentro's capital stock. Pursuant to Televicentro's bylaws, Emilio Azcarraga Jean has the ability to elect four of Televicentro's seven directors and has the power to control the day-to-day operations of Televicentro. However, under Televicentro's bylaws and a shareholders agreement among the shareholders of Televicentro, certain actions require the approval of the Inbursa Trust and/or the Investor Trust, or their designees on Televicentro's Board of Directors or Executive Committee, as the case may be. Upon the occurrence of all the condicitons precedent to the Shareholder Trust, most of which have occurred, the shareholders agreement among the shareholders of Televicentro will be terminated.

         THE TELEVICENTRO DISTRIBUTION

         In March 2004, the Televicentro shareholders contributed all their Shares in Televicentro to the Shareholder Trust. Following completion of the Recapitalization, Televicentro will distribute all its Shares and CPOs to the Shareholder Trust (the "Televicentro Distribution") and, as a result, will cease to be a shareholder of Televisa. Thereafter, the Shares beneficially owned by the Inbursa Trust and the Investor Trust will be deposited in the CPO Trust in exchange for 200 million CPOs and 164 million CPOs, respectively. The Shareholder Trust will release two million CPOs to members of the Fernandez family, leaving the Investor Trust with 162 million CPOs.

        Televicentro currently owns approximately 2,348 million A Shares and 53 million A shares, L Shares and D shares in the form of CPOs. Following the Recapitalization, the Televicentro Distribution and related transactions, the beneficiaries of the Shareholders Trust will own Televisa shares (including Shares in the form of CPOs), as follows:

                               A SHARES              B SHARES           D SHARES          L SHARES          ALL SHARES
                          -------------------    ----------------   ----------------  ----------------   -----------------
Beneficial Owner           (MILLIONS)    (%)     (MILLIONS)  (%)    (MILLIONS)  (%)   (MILLIONS)  (%)    (MILLIONS)   (%)

Azcarraga Trust              52,970     42.47         48     0.08         77    0.08       77     0.08     53,172    14.40

Inbursa Trust                 4,995      4.00      4,395     7.29      6,993    7.59    6,993     7.59     23,375     6.33

Investor Trust                4,042      3.24      3,557     5.90      5,659    6.14    5,659     6.14     18,918     5.12

         Shares and CPOs held through the Shareholder Trust by the Azcarraga Trust, the Inbursa Trust and the Investor Trust will constitute approximately 49.71% of the outstanding A Shares, approximately 13.28% of the outstanding B Shares, and approximately 37.84% of the total number of outstanding A Shares and B Shares combined. These Shares will be held by the trustee of the Shareholder Trust, subject to an agreement that will provide for the voting and disposition of these Shares and CPOs.

         Following the Televicentro Distribution, the existing arrangements among the Televicentro shareholders, which are described in our annual report on Form 20-F for the fiscal year ended December 31, 2002, under "Major Shareholders and Related Party Transactions", will be terminated. These arrangements include a put option that, in certain circumstances, would have required Emilio Azcarraga Jean to purchase the shares of Televicentro capital stock owned by the Inbursa Trust and the Investor Trust.

THE SHAREHOLDER TRUST

         VOTING OF SHARES

         The Shares held through the Shareholder Trust will be voted by the trustee as instructed by a Technical Committee comprising five members -- three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, Emilio Azcarraga Jean will control the voting of the Shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcarraga Jean. The A Shares held through the Shareholder Trust after the Televicentro Distribution will constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, after the Televicentro Distribution, and so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcarraga Jean will have the ability to direct the election of eleven out of 20 members of our Board.

         In accordance with the trust agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals as members of our Board, who will be designated as follows. Emilio Azcarraga Jean will be entitled to nominate two individuals. The Investor Trust will be entitled to nominate one individual so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares. Until the Inbursa Trust is entitled to release all its Shares from the Shareholder Trust, and so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it will be entitled to nominate two individuals.

         Because the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute only 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to our Board. However, the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute a higher proportion of the B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying B Shares.

         Emilio Azcarraga Jean has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of Shares held through the Shareholder Trust on matters specifically set forth in the Shareholder Trust Agreement, including increases or reductions in the capital stock of Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa's board of directors, if different from Emilio Azcarraga Jean. If either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on such a matter, and Mr. Azcarraga Jean declines to do so, such party may immediately release its Shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than two percent of our total issued and outstanding Shares.

         RELEASE OF SHARES

         The beneficiaries of the Shareholder Trust will have only limited rights to transfer or pledge their trust interests without the consent of the other trust beneficiaries, but they may transfer freely to affiliated parties as defined in the Shareholder Trust Agreement.

         Except for 2 million CPOs which will be released to the Fernandez family immediately upon the completion of the Recapitalization, the Shareholder Trust beneficiaries will not be permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust may release or sell any or all of its Shares from the Shareholder Trust. The Inbursa Trust may release or sell up to two-thirds of its Shares from July 1, 2005 through June 30, 2009 and any or all of its Shares beginning July 1, 2009. The Azcarraga Trust may release or sell any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such release or sale, the Inbursa Trust may freely release or sell any or all of its Shares.

         In addition, as described above, if either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on any matter specifically set forth in the Shareholder Trust Agreement, and Mr. Azcarraga Jean declines to do so, such party may immediately release its Shares.

         RELATED PARTY TRANSACTIONS

         TRANSACTIONS AND ARRANGEMENTS WITH INNOVA. In 2001, 2002 and 2003 we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transactions described below. We hold a 60% equity interest in Innova through a non-consolidated joint venture with News Corp. and Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. See Note 9 to Innova's year-end financial statements for all of the information that Innova must make publicly available in Mexico regarding transactions and arrangements with us.

         Capital Contributions and Loans. From Innova's inception through September 2003, we had made approximately U.S.$89.4 million in capital contributions and approximately U.S.$185.9 million in loans and U.S.$48.6 million in accrued interest, or a total of U.S.$234.5 million capitalized in Innova. Effective as of September 9, 2003, we capitalized all outstanding loans and accrued interest to Innova, which were reflected as a contribution to Innova's capital.

         In May 2004, we entered into the following transactions with Innova and the other two equity owners of Innova, News Corp. and Liberty Media, which had the net effect of increasing Innova's net worth by $15 million but did not affect the relative ownership interests of any equity owner:

         - News Corp. contributed to Innova an account receivable of U.S.$15 million owed to News Corp. by Sky DTH, S. de R. L. de C.V., or Sky DTH;

         - We assigned to Sky DTH an account receivable of U.S.$15 million owed to us by Innova; and

         - Innova, Innova Holdings, News, Liberty Media and Sky DTH agreed that the obligation owed by Innova to Sky DTH and the obligation owed by Sky DTH to Innova would be set off against each other and cancelled.

         In connection with this transaction, we and the other equity owners also increased Innova's capital by a de minimus amount; we continue to indirectly own 60%, News Corp. continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova.

         Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico, subject to some preexisting agreements with third parties. Innova paid us approximately Ps.268.7 million for these rights in 2003. Innova currently pays the rates paid by third party providers of cable television and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.

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

         Innova also purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2001, 2002 and 2003, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid us Ps.122.3 million for advertising services in 2003.

         Guarantees. We have guaranteed Innova's payments to PanAmSat for transponder services on satellite PAS-9 in proportion to our respective ownership interest in Innova, which is currently 60%. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-9 satellite through September 2015. As of December 31, 2003, we had guaranteed payments in the amount of U.S.$143.8 million. If Innova does not pay these fees in a timely manner, we will be required to pay 60% of its obligations to PanAmSat.

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

         For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2003, see Note 17 to our year-end financial statements and Note 9 to Innova's year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and MCOP, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

         Possible Transactions. We are exploring with News Corp. and Liberty Media, our partners in Innova, a possible transaction involving DIRECTV Mexico, as well as elsewhere in Latin America. Any such transaction would be subject to a number of conditions, including reaching a definitive agreement. There has been no agreement reached to date on any transaction and it is uncertain whether any transaction will take place.

         TRANSACTIONS AND ARRANGEMENTS WITH MCOP. In 2001, 2002 and 2003 we engaged in, and we expect that we will continue to engage in, transactions with MCOP, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in MCOP, our DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. The balance of MCOP's equity is owned by News Corp. and Globopar, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. Each of the partners also holds indirect interests, individually, in the same proportion as their interests in MCOP, in two service entities: (i) ServiceCo, a U.S. partnership formed to provide certain business and management services; and (ii) TechCo, a U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Under an agreement among us, News Corp., Globopar and Liberty Media, all decisions relating to the business and affairs of MCOP and all decisions relating to

MCOP's investment in any DTH platform must be approved by 75% of the partners. In addition, representation on the board is proportional to the parties' relative voting interests in MCOP.

         Capital Contributions and Loans. From MCOP's inception through December 2003, we have made approximately U.S.$139.2 million in capital contributions. Additionally, capital contributions of approximately U.S.$15.0 million were made on our behalf by News Corp. in 2001, which amount was reflected as a liability due to News Corp. in our consolidated balance sheets at December 31, 2002 and 2003. We currently do not intend to fund MCOP's operations other than the amounts required to be paid under the transponder service agreement with PanAmSat, which is expected to be made in the form of loans. During 2003, we made loans to MCOP in the aggregate amount of U.S. $13.1 million. From January 1, 2004 through May 31, 2004 we made approximately U.S.$4.5 million in loans to MCOP in connection with the transponder service agreement with PanAmSat.

         Programming. Pursuant to an agreement between us, News Corp., Globopar and Liberty Media, MCOP's initial programming line up was determined by a majority vote of a programming committee with the representation on the committee proportional to the parties' relative voting interest in MCOP. Each of the partners is required to offer its program services to the extent contractually available to MCOP on an exclusive basis. MCOP paid us approximately U.S.$1.5 million for these rights in 2003. MCOP currently pays the rates paid by third party providers of cable television and MMDS services for our various programming services. In addition, pursuant to the agreement, we cannot charge MCOP higher rates than the rates that we charge third party providers of cable television and MMDS services for our various programming services. In addition, each of the partners of MCOP has the right to require MCOP to carry up to certain number of that partner's channels on MCOP's platform.

         Guarantees. We have guaranteed MCOP's payments to PanAmSat for transponder services on PAS-6B in proportion to our respective ownership interest in MCOP, which is currently 30%. MCOP is obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. However, as a result of the reduction in the estimated remaining useful life of the satellite transponders leased by MCOP, it is likely that MCOP will only be obligated to pay for this service through 2008, the year in which life of the PAS-6B satellite is currently estimated to terminate. As of December 31, 2003, we guaranteed payments of approximately U.S.$44.1 million over the probable life of the agreement, and we recognized a liability up to the amount of these guarantees in our consolidated balance sheet in an aggregate amount of approximately U.S.$36.8 million, which represents the present value of these payments as of that date.

         For additional information concerning transactions with MCOP, see Notes 10 and 12 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

         TRANSACTIONS AND ARRANGEMENTS WITH TECHCO. In 2001, 2002 and 2003 we engaged in, and we expect that we will continue to engage in, transactions with TechCo, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in TechCo, our U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. The balance of TechCo's equity is owned by News Corp. and Globo, each of which indirectly holds a 30% equity interest, and Liberty Media, which indirectly holds a 10% equity interest. Under an agreement among us, News Corp., Globo and Liberty Media, all decisions relating to the business and affairs of TechCo and all decisions relating to TechCo's investment in any DTH platform must be approved by 75% of the partners. In addition, representation on the board is proportional to the parties' relative voting interests in TechCo.

         Capital Contributions and Loans. From TechCo's inception through December 2003, we have made approximately U.S.$12.0 million in capital contributions and U.S. $7.5 million in loans. In addition, as a result of Globo's recent announcement that it will reorganize its financial debt obligations in respect of its bank debt and bonds, it has ceased providing financial support to TechCo. We, News Corp. and Liberty Media have been funding TechCo's operating cash shortfall through loans. In that connection, in March 2004 we made a loan to TechCo of approximately U.S.$4.5 million. We currently intend to continue to fund TechCo's shortfall in the form of loans.

         Guarantees. We have guaranteed 36% of TechCo's payments in respect of its capital lease obligations. TechCo is obligated to make payments under its capital leases with various maturities between 2004 and 2007 for an aggregate amount of U.S.$43.9 million in respect of its capital lease obligations. As of December 31, 2003, we had guaranteed payments by TechCo in the aggregate amount of U.S.$15.8 million.

         For additional information concerning transactions with TechCo, see Notes 5 and 12 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP, Our DTH Joint Venture in Latin America Outside of Mexico and Brazil, May Not Be Able to Continue as a Going Concern" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

         TRANSACTIONS AND ARRANGEMENTS WITH UNIVISION. In 2001, 2002 and 2003, we engaged in, and we expect that we will continue to engage in, transactions with Univision. We currently own shares and warrants representing an approximate 10.7% equity stake in Univision, on a fully diluted basis. We currently have the right to appoint a member of Univision's Board of Directors. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see "Information on the Company -- Business Overview -- Programming Licensing," " -- Univision" and Note 17 to our year end financial statements.

         As described under "Information on the Company -- Business Overview -- Univision," we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of the Executive Committee of our Board, as our director, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of Univision. Univision appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors.

         TRANSACTIONS AND ARRANGEMENTS WITH OUR DIRECTORS AND OFFICERS

         On June 1, 2004, Servicios Profesionales, a company controlled by Emilio Azcarraga Jean, purchased a 5% interest of Mas Fondos from Corporativo Vasco de Quiroga, S.A. de C.V., one of our subsidiaries and the controlling shareholder of Mas Fondos. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. We received CNBV authorization for this transaction on June 28, 2004. For additional information concerning Mas Fondos see "Information on the Company -- Business Overview -- Mutual Fund Venture".

         On May 31, 2000, we made a personal loan in the amount of U.S.$150,000 to Jorge Eduardo Murguia Orozco, one of our executive officers. The aggregate principal amount of this loan, together with accrued interest, was repaid in full by Mr. Murguia in June 2004.

         TRANSACTIONS AND ARRANGEMENTS WITH AFFILIATES AND RELATED PARTIES OF OUR DIRECTORS, OFFICERS AND MAJOR SHAREHOLDERS

         Fonovideo. In March 2004, we entered into a production services agreement with FV Productions LLC, which is currently controlled by Televicentro, for the production of a telenovela series. Under these arrangements, we will pay approximately U.S.$4.2 million for a telenovela series delivered in accordance with an agreed upon schedule.

         Acquisition of Telespecialidades. In June 2003, we purchased all the outstanding equity of Telespecialidades, a company which was owned by all of the shareholders of Televicentro in the same proportion that they owned Televicentro. The total consideration we paid in connection with this acquisition was approximately U.S.$83.0 million, which was financed with cash on hand. At the time of the acquisition, Telespecialidades's net assets consisted principally of 1,591,283 CPOs, which CPOs were previously owned by Televicentro, and tax loss carryforwards of approximately Ps.6,713.7 million. The terms of this acquisition were approved by our Audit Committee.

         Consulting Services. Instituto de Investigaciones Sociales, S.C. or Instituto de Investigaciones Sociales, a consulting firm which is controlled by Ariana Azcarraga De Surmont, the sister of Emilio Azcarraga Jean, has, from time to time during 2002 and 2003 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales has provided us with such services in 2004 and we expect to continue these arrangements through 2004.

         Loans from Banamex. From time to time in the past and in 2002, 2003 and 2004, Banamex made loans to us, Televicentro and several other of our affiliates, and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates on terms substantially similar to those offered by Banamex to third parties. Emilio Azcarraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernandez Ramirez, is the Chairman of the Board of Banamex. Mr. Hernandez is also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Trevino, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see "Operating and Financial Review and Prospects -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

         Advertising Services. Two of our directors, Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board and Executive Committee of, as well as shareholders of, Grupo Modelo, S.A. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernandez Gonzalez also serves as the Chief Executive Officer of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2001, 2002 and 2003, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

         Several other members of our current Board serve as members of the Boards and/or shareholders of other companies. See "Directors, Senior Management and Employees." Some of these companies, including Banamex, Kimberly-Clark de Mexico, S.A. de C.V., Grupo Financiero Santander, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2001, 2002 and 2003, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iniguez, a member of the Board and the Executive Committee and our Corporate Vice President of Sales and Marketing, is a shareholder and member of the Boards of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, and TV Promo, S.A. de C.V., or TV Promo, companies which produce promotional campaigns and events for their and our clients. Grupo TV Promo and TV Promo have purchased and will continue to purchase advertising services from us in connection with these promotional campaigns. All of the companies described above paid and will continue to pay rates applicable to third party advertisers for these advertising services.

         Legal and Advisory Services. During 2001, 2002 and 2003, Mijares, Angoitia, Cortes y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., is one of our directors, a member of our Executive Committee, the Alternate Secretary of our Board and of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Juan Sebastian Mijares Ortega, another partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves as one of our alternate directors, the Secretary of our Board, the Secretary of our Executive Committee, the Secretary of our Audit Committee, our Vice President -- Legal Corporate General Counsel and was a member of the Related Party Transactions Committee which was replaced by the Audit Committee. Neither Alfonso de Angoitia Noriega nor Juan Sebastian Mijares Ortega currently receives any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. Ricardo Maldonado Yanez, a partner from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves also as Alternate Secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 17 to our year-end financial statements.

         Financial Advisory Services. During 2001, 2002 and 2003, Allen & Company Incorporated, an investment bank, provided us with financial advisory services, including in connection with the series of transactions that we entered into with Univision in December 2001, as described under "Information on the Company -- Business Overview -- Univision." Enrique F. Senior Hernandez, one of our directors, is an Executive Vice President and Managing Director of Allen & Company Incorporated. Herbert Allen III, one of our alternate directors, is also an Executive Vice President and Managing Partner of Allen & Company Incorporated. We believe that the fees we paid for these services, including those paid in connection with the transactions with Univision, were comparable to those that we would have paid another investment bank for similar services.

         During 2001 and 2002, Protego Asesores, S.A. de C.V., or Protego, an investment bank, provided some of our subsidiaries, including Cablevision, with financial advisory services. Pedro Aspe Armella, one of our directors, is the Chairman and Chief Executive Officer of Protego, and owns 80% of the shares of Protego. We believe that the fees we paid for these services were comparable to those that we would have paid another investment bank for similar services.

ITEM 8. FINANCIAL INFORMATION

         See "Item 18 -- Financial Statements" and pages F-1 through F-99, which are incorporated herein by reference.

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

                                                                 NOMINAL PESOS PER CPO(1)
                                                               ----------------------------
                                                                 HIGH                LOW
                                                                 ----                ---
        1999.............................................      Ps. 33.11          Ps. 10.00

        2000.............................................      Ps. 40.50          Ps. 20.20

        2001.............................................      Ps. 25.90          Ps. 12.63
        First Quarter....................................          25.90              15.50
        Second Quarter...................................          20.62              14.82
        Third Quarter....................................          19.34              12.63
        Fourth Quarter...................................          19.85              13.49

        2002.............................................      Ps. 22.31          Ps. 12.44
        First Quarter....................................          22.00              17.35
        Second Quarter...................................          22.31              17.90
        Third Quarter....................................          18.41              12.69
        Fourth Quarter...................................          15.58              12.44
        December.........................................          15.58              14.36

        2003.............................................      Ps. 23.56          Ps. 12.63
        First Quarter....................................          15.64              12.63
        Second Quarter...................................          18.71              13.75
        Third Quarter....................................          21.71              17.53
        Fourth Quarter...................................          23.56              19.80
        December.........................................          23.41              21.18

        2004.............................................
        First Quarter....................................      Ps. 23.35          Ps. 22.22
        January..........................................          24.56              22.22
        February.........................................          24.51              23.10
        March............................................          26.35              22.57
        Second Quarter (through May 31, 2004)............      Ps. 26.74          Ps. 22.73
        April............................................          26.74              24.80
        May..............................................          25.72              22.73



------------
   (1)  Source:  Mexican Stock Exchange.

         The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE.

                                                                     U.S. DOLLARS PER GDS(1)
                                                                ------------------------------
                                                                  HIGH                 LOW
                                                                  ----                 ---
1999.....................................................       U.S.$71.38          U.S.$18.50

2000.....................................................       U.S.$86.25          U.S.$42.63

2001.....................................................       U.S.$53.50          U.S.$26.83
   First Quarter.........................................            53.50               32.47
   Second Quarter........................................            45.80               31.11
   Third Quarter.........................................            42.65               26.83
   Fourth Quarter........................................            43.46               28.40

2002.....................................................       U.S.$48.65          U.S.$24.30
   First Quarter.........................................            48.52               38.40
   Second Quarter........................................            48.65               35.99
   Third Quarter.........................................            37.00               25.20
   Fourth Quarter........................................            30.70               24.30
      December...........................................            30.70               27.60

2003.....................................................       U.S.$42.27          U.S.$23.26
   First Quarter.........................................            29.95               23.26
   Second Quarter........................................            35.45               25.61
   Third Quarter.........................................            39.85               33.55
   Fourth Quarter........................................            42.27               35.19
      December...........................................            41.20               37.60

2004.....................................................
   First Quarter.........................................       U.S.$47.34          U.S.$40.08
      January............................................            44.55               40.08
      February...........................................            44.91               41.80
      March..............................................            47.34               41.00
   Second Quarter (through May 28, 2004).................       U.S.$47.66          U.S.$39.23
      April..............................................            47.66               43.59
      May................................................            45.10               39.23

---------------------
(1)   Source:  NYSE.

         Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Economic and Political Developments in Mexico May Adversely Affect Our Business." There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 28, 2004, approximately
91.1 million GDSs were held of record by 137 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long Term Retention Plan, as described under "Major Shareholders and Related Party Transactions" and "Directors, Senior Management and Employees -- Long Term Retention Plan."

                      TRADING ON THE MEXICAN STOCK EXCHANGE

OVERVIEW

      The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anonima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer's shares.

      Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

      As of June 2, 2001, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as shareholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary shareholders' meeting, which was held on April 30, 2002. See "Other Information -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections" and "-- Antitakeover Protections."

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

      Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Pursuant to the General CNBV Rules, the internal regulations of the Mexican Stock Exchange must be amended to include, among other things, the implementation of the Sistema Electronico de Envio y Difusion de Informacion, or the SEDI, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange, which will be similar to, but will replace, the existing Sistema Electronico de Comunicacion con Emisores de Valores, or EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Informacion Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

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

      The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through the SEDI, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.

      Likewise, if the securities of an issuer are traded on both the Mexican Stock Exchange and a foreign securities market, that issuer must file with the CNBV and the Mexican Stock Exchange on a simultaneous basis the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

      Pursuant to the Mexican Securities Market Law, shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer's capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. In addition, the Mexican Securities Market Law provides that the CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer. See "Other Information -- Mexican Securities Market Law."

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

ITEM 10. OTHER INFORMATION

                          MEXICAN SECURITIES MARKET LAW

      The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001, and have been implemented by governmental regulations. We amended our bylaws at our annual shareholders' meeting, which was held on April 30, 2002, to reflect some of these amendments, including amendments that:

      - established a Board with at least five and not more than 20 members and alternate members, of which 25% must qualify as "independent directors" under Mexican law;

      - adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and

      -     provide additional protections for minority shareholders.

      For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see "Directors, Senior Management and Employees -- Board of Directors," " -- Committees of Our Board of Directors," and " -- Bylaws -- Other Provisions -- Share Repurchases" and " -- Appraisal Rights and Other Minority Protections."

      In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See " -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections" and " -- Antitakeover Protections." The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing CPO structure will not be affected by this aspect of the Mexican Securities Market Law.

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

      On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror's ownership to 10% or more, but not more than 30%, of the company's outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party's ownership interest in a public company by 5% or more of the company's outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to 30% or more, but not more than 50%, of the company's voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to more than 50% of the company's voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority shareholders than those afforded by law. See " -- Bylaws -- Other Provisions -- Antitakeover Protections."

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

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

      Holders of A Shares. Holders of A Shares have the right to vote on all matters subject to shareholder approval at any general shareholders' meeting and have the right, voting as a class, to appoint eleven members of our Board of Directors and the corresponding alternate directors. In addition to requiring approval by a majority of all Shares entitled to vote together on a particular corporate matter, certain corporate matters must be approved by a majority of the holders of A Shares voting separately. These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

      Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to shareholder approval at any general shareholders' meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the B Shares will be elected at a shareholders' meeting that must be held within the first four months after the end of each year beginning in 2005.

      Holders of D Shares and L Shares. Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:

      -     our transformation from one type of company to another;

      -     any merger (even if we are the surviving entity);

      -     extension of our existence beyond our prescribed duration;

      - our dissolution before our prescribed duration (which is currently December 2089);

      -     a change in our corporate purpose;

      -     a change in our nationality; and

      - the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the National Registry of Securities, or NRS, and with any other Mexican or foreign stock exchange in which such shares or securities are registered.


      Holders of L Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of L Shares are also entitled to vote at extraordinary general meetings on the following matters:

      -     our transformation from one type of company to another;

      -     any merger in which we are not the surviving entity; and

      - the cancellation from registration of the L Shares or the securities that represent the L Shares with the special section of the NRS.

      The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See "Other Provisions -- Appraisal Rights and Other Minority Protections."

      Other Rights of Shareholders. Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Generally, the determination of whether a particular shareholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for shareholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the statutory auditors or a Mexican court on behalf of those shareholders representing 10% of our capital stock could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

      General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, members of our Audit Committee or our statutory auditors. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the D Shares or L Shares or the securities representing these Shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Shareholders may be represented at any shareholders' meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law, as amended, and in our bylaws.

      Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the L Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the A Shares, B Shares and D Shares held in the CPO Trust. Voting rights in respect of these A Shares, B Shares and D Shares may only be exercised by the CPO Trustee. A Shares, B Shares and D Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, (a) will be voted at special meetings of A Shares, B Shares or D Shares, as the case may be, as instructed by the CPO Trust's Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and (b) will be voted at any general meeting where such series has the right to vote in the same manner as the majority of the outstanding A Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. L Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted, at special meetings of L Shares and at general extraordinary meetings where L Shares have voting rights, as instructed by the Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the shareholders' meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

      As described in "Major Shareholders and Related Party Transactions", A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Shareholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Shareholder Trust constitute 13.28% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.

      Holders of GDRs. Global Depositary Receipts, or GDRs evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive 20 CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.

      The Depositary will mail information on shareholders' meetings to all holders of GDRs. At least six business days prior to the relevant shareholders' meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares. Since the CPO Trustee must also receive voting instructions five business days prior to the shareholders' meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions. Holders that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

      Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D Shares represented by CPOs or attend shareholders' meetings. Under the terms of the CPO Trust Agreement, the

CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under " -- Holders of CPOs." If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant shareholders' meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant shareholders' meeting and, as a result, the underlying shares will be voted in the manner described under " -- Holders of CPOs" with respect to shares for which timely instructions as to voting are not given.

      If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders' meeting, the Depositary and the Custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the Depositary and the Custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders' meeting.

      Under the terms of the CPO Trust, beginning in December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the Shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the Shares, all of those Shares and deliver to the holder any proceeds derived from the sale.

DIVIDEND RIGHTS

      At our annual ordinary general shareholders' meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares voting together and a majority of the A Shares voting separately. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares and B Shares voting together and a majority of the A Shares voting separately, is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.

PREFERENTIAL RIGHTS OF D SHARES

      Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps. 0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:

      - first, to the payment of dividends with respect to the A Shares, the B Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend; and

      - second, to the payment of dividends with respect to the A Shares, B Shares, D Shares and L Shares, such that the dividend per share is equal.

      - Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:

      -     accrued but unpaid dividends in respect of their D Shares; plus

      - the theoretical value of their D Shares as set forth in our bylaws. See "Other Provisions -- Dissolution or Liquidation."

LIMITATION ON CAPITAL INCREASES

      Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder's existing Shares of that series. In addition, primary issuances of A Shares, B Shares, D Shares and L Shares in the form of CPOs may be limited under the Mexican Securities Market Law, as amended. As a result of grandfathering provisions, our existing CPO structure will not be affected by the amendments to the law. However, in the case of primary issuances of additional A Shares, B Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares may be required to be converted into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, as amended, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors. The vote of the holders of a majority of the A Shares is necessary to approve capital increases.

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

      U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our shareholders' meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.

LIMITATIONS ON SHARE OWNERSHIP

      Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Regulations. The Economics Ministry and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation's capital stock (a "foreign exclusion clause"). However, the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own specified interests in the capital of certain Mexican enterprises. In particular, the Foreign Investment Law provides that certain investments are considered "neutral investments" and are not included in the calculation of the foreign investment percentage for the relevant Mexican entity.

      In order to comply with these restrictions, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a "neutral investment" and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.

      The Foreign Investment Law and Foreign Investment Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments. In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our bylaws and Mexican Federal Radio and Television Law from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that ownership of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.

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

Failure to comply is subject to a penalty of forfeiture of such a shareholders' capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortes y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholders' rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Televisa. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

      Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

      Duration. Our corporate existence under our bylaws continues until 2089.

      Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders' meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps. 0.00683551495 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all shareholders in proportion to their number of Shares and amount paid.

      Redemption. Our bylaws provide that we may redeem our Shares with distributable profits without reducing our capital stock by way of a shareholder resolution at an extraordinary shareholders' meeting. In accordance with Mexican law and our bylaws:

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


      Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our Shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our shareholders at a ordinary general shareholders' meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased Shares remain in our possession or our capital stock if the repurchased Shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased Shares, if any. Any surplus is charged to the reserve for share repurchases. If the purchase price of the Shares is less than the theoretical value of the repurchased Shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased Shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased Shares cannot be represented at any shareholders' meeting.

      Conflicts of Interest. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict, with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board of Directors or any committee of our Board of Directors. In addition, pursuant to the Mexican Securities Market Law our Audit Committee must review and approve transactions and arrangements with our major shareholders, directors, executive officers and other related parties and prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors. Members of our Board, members of our Audit Committee and our Statutory Auditor could be liable to our shareholders for breach of their duty of loyalty to the corporation to the extent that these persons approve transactions in which they have a conflict of interest.

      Appraisal Rights and Other Minority Protections. Whenever our shareholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any shareholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, B Shares, D Shares or L Shares in an amount calculated in accordance with Mexican law. However, shareholders must exercise their appraisal rights within fifteen days after the shareholders' meeting at which the matter was approved. Because the holders of L Shares and D Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See " -- Voting Rights and Shareholders' Meetings."

      Because the CPO Trustee must vote at a general shareholders' meeting, the A Shares, B Shares and D Shares held by non-Mexicans in the CPO Trust in the same manner as the majority of the A Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be), the A Shares, B Shares and D Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to A Shares, B Shares or D Shares. The CPO Trustee will exercise such other corporate rights at special shareholders' meetings with respect to the underlying A Shares, B Shares and D Shares as may be directed by the Technical Committee of the CPO trust.

      Our bylaws include provisions that permit:

      - holders of at least 10% of our outstanding capital stock to call a shareholders' meeting in which they are entitled to vote;

      - subject to the satisfaction of certain requirements under Mexican law, holders of at least 15% of our outstanding capital stock to bring an action for civil liabilities against our directors;

      - holders of at least 10% of our Shares that are entitled to vote and are represented at a shareholders' meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and

      - subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any shareholder resolution.

      See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Protections Afforded to Minority Shareholders Under Mexican Law Are Different From Those in the United States." In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors. The protections afforded to minority shareholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders in Mexico also cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements. See " -- Voting Rights and Shareholders' Meetings." As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or Major Shareholders than it is for shareholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Security Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

ANTITAKEOVER PROTECTIONS

      General. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of common Shares (as defined below) which, when coupled with common Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding common Shares, (ii) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group of competitors or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of Shares representing 10% or more of our outstanding Shares, and (iv) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our shareholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be considered the beneficial owners of such Shares under our bylaws and will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, "Shares" are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs.

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

      Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns, (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares, (iii) the number and class/type of Shares it intends to acquire, (iv) the number and class/type of Shares it intends to grant or share a common interest or right, (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition, (viii) if it has obtained any financing from one of its related parties for the payment of the Shares, (ix) the purpose of the intended acquisition, (x) if it intends to acquire additional common Shares in the future, which coupled with the current intended acquisition of common Shares and the common Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our common Shares, (xi) if it intends to acquire control of us in the future, (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors, and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

      Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary shareholders' meeting as described below in "Shareholder Notices, Meetings, Quorum Requirements and Approvals," in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

      Shareholder Notices, Meetings, Quorum Requirements and Approvals. In the event (i) of a proposed acquisition of Shares that would result in a "change of control," (ii) that our Board cannot hold a Board meeting for any reason, (iii) of a proposed acquisition by a competitor and having certain characteristics, or
(iv) that the Board determines that the proposed acquisition must be approved by our shareholders at a general extraordinary shareholders' meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. Pursuant to our bylaws, a "change of control" is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares, (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary shareholders' meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary shareholders' meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary shareholders' meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common Shares at the offices of our Secretary.

      Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our shareholders at a general extraordinary shareholders' meeting, as the case may be, authorize an acquisition of common Shares which increases the acquiror's ownership to 20% or more, but not more than 50%, of our outstanding common Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of common Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our shareholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the common Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the common Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the shareholders' resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or shareholders' meeting, as the case may be. All holders must be paid the same price for their common Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority shareholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.

      Exceptions. The provisions of our bylaws summarized above will not apply to (i) transfers of common Shares and/or CPOs by operation of the laws of inheritance, (ii) acquisitions of common Shares and/or CPOs by any person who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors, as well as by (A) entities controlled by such person, (B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any common Shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of common Shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

Amendments to the Antitakeover Provisions. Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S. and some of the experts named in this annual report also reside outside of the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Key Information -- Risk Factors -- Risks Factors Related to Our Securities -- It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons."

                               MATERIAL CONTRACTS

      We have been granted a number of concessions by the Mexican government that authorize us to broadcast our programming over our television and radio stations and our cable and DTH systems, as well as operate our nationwide paging business. These concessions are described under "Information on the Company -- Business Overview -- Regulation." If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions."

      We operate our DTH satellite service in Mexico, Innova, through a joint venture with News Corp. and Liberty Media, and our DTH joint ventures in Latin America outside of Mexico and Brazil through a partnership with News Corp., Globopar and Liberty Media. See "Information on the Company -- Business Overview -- DTH Joint Ventures."

      We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S. $100 million term loan facility in December 2001and U.S.$300 million in aggregate principal amount of 8.5% Senior Notes due 2032. We redeemed all of our remaining Senior Discount Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican Bank for an aggregate principal amount of Ps.800.0 million. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, the indenture and supplemental indentures related to our 8 5/8% Senior Notes due 2005, our 8% Senior Notes due 2011 and our 8.5% Senior Notes due 2032, our working capital facility with Banamex, our five-year term U.S.$100.0 million loan facility and our Ps.800 million long-term credit agreement, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Refinancings" and " -- Indebtedness."

      On May 17, 2004 we entered into a long-term credit agreement with Banamex for an aggregate amount of Ps.1,162.5 million which matures in 2009. The annual interest rate is 9.70%. See "Operating and Financial Review and Prospects -- Indebtedness."

      Our transactions and arrangements with related parties are described under "Major Shareholders and Related Party Transactions -- Related Party Transactions."

      For a description of our material transactions and arrangements with Univision, see "Information on the Company -- Business Overview -- Univision."

      For a description of our joint venture agreement with Grupo Prisa, see "Information on the Company -- Business Overview -- Radio."

      For a description of our acquisition of OCEN, see "Information on the Company -- Business Overview -- Other Businesses -- Sports and Show Business Promotions."

                                LEGAL PROCEEDINGS

      On June 21, 2002, DTVLA WC, Inc., or DirecTV, drew down on a U.S.$10.0 million letter of credit that we issued in connection with our license agreement with DirecTV, relating to the 2002 Korea/Japan FIFA World Cup. DirecTV has claimed that we have breached certain black-out obligations in connection with our transmission of certain 2002 World Cup soccer matches. DirecTV simultaneously filed an arbitration claim for damages as a result of the alleged breach for an additional amount of U.S.$10.0 million. We believe that we have not violated the license agreement, and oppose the arbitration process and the claims asserted by DirecTV. In 2002, the United States District Court for the Central District of California ruled that this dispute must be resolved in arbitration and we appealed that decision to the Ninth Circuit Court of Appeals, which appeal is still pending. Notwithstanding our opposition to the arbitration process, we have consented to participate in the proceedings, under protest, and we are currently in the process of discovery. We cannot give you any assurances as to the outcome of the arbitration process.

      In June 2003, we were notified by the Secretaria de Hacienda y Credito Publico, or the Mexican tax authority, of a federal tax claim made against us for approximately Ps.302.0 million plus approximately Ps.658.7 million of penalties and surcharges. The claim, which relates to an alleged assets tax liability for the year ended December 31, 1994, was originally brought by the Mexican tax authority in 1999, but was dismissed in 2002 on procedural grounds. We believe that this claim is without merit, and we are vigorously defending against this claim, although no assurances can be given as to the outcome of this dispute.

      There are other various legal actions and other claims pending against us that are incidental to our ordinary course of our business. Our management does not consider these actions or claims to be material. See Note 13 to our year-end financial statements.

             NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS

      As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards. Pursuant to Rule 303.A11 of the NYSE listed company manual, we required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

      We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. See " -- Bylaws" for a more detailed description of our corporate governance practices.

      The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and the Mexican corporate governance standards that govern our practices.

           NYSE RULES                                   MEXICAN RULES
Listed companies must have a             The Mexican Securities Market Law requires
majority of independent directors        that listed companies have at least 25% of
                                         independent directors. Our board of directors
                                         is not required to make a determination as to
                                         the independence of the directors. The
                                         definition of independence under the Mexican
                                         Securities Market Law differs in some aspects
                                         from the one applicable to U.S. issuers under
                                         the NYSE standard and prohibits, among other
                                         relationships, an independent director from
                                         being an employee or officer of the company
                                         or a shareholder that may have influence over
                                         our officers, as well as certain
                                         relationships between the company and the
                                         independent director, entities in which the
                                         independent director is a partner, director
                                         or employee and family members of the
                                         independent director. In addition, our bylaws
                                         broadens the definition of independent
                                         director. Our bylaws provide for an executive
                                         committee of our board of directors. The
                                         executive committee is currently composed of
                                         eight members, and there are no Mexican rules
                                         applicable that require any of the members to
                                         be independent. The executive committee may
                                         generally exercise the powers of our board of
                                         directors, subject to certain exceptions. Our
                                         Chief Executive Officer is a member of our
                                         board of directors and the executive
                                         committee.

Listed companies must have a             Listed companies are not required to have a
nominating/corporate governance          nominating/corporate governance committee
committee composed entirely of
independent directors.

Listed companies must have a             The Mexican Code of Best Corporate Practices
compensation committee composed          recommends listed companies to have a
entirely of independent directors        compensation committee. While these rules are
                                         not legally binding, companies failing to
                                         comply with the Code's recommendation must
                                         disclose publicly why their practices differ
                                         from those recommended by the Code.

Listed companies must have an audit      The Mexican Securities Market Law requires
committee with a minimum of three        that listed companies must have an audit
members and must be independent.         committee. The Chairman and the majority of
                                         the members must be independent. We are not
                                         required to satisfy the audit committee
                                         requirements of Rule 10A-3 under the Exchange
                                         Act until July 31, 2005.

Non-management directors must meet       Our non-management directors are not required
at executive sessions without            to meet at executive sessions. The Mexican
management.                              Code of Best

                                         Corporate Practices does not expressly
                                         recommend executive sessions.

Listed companies must adopt and          Companies listed on the Mexican Stock
disclose a code of business conduct      Exchange are not required to adopt a code of
and ethics for directors, officers       ethics. However, we have recently adopted a
and employees, and promptly discuss      code of ethics which is available free of
any waivers of the code for              charge through our offices. See Item 16B
directors or executive officers.         "Code of Ethics" for directions on how to
                                         obtain a copy of our code of ethics. Waivers
                                         involving any of our executive officers or
                                         directors will be made only by our Board of
                                         Directors or a designated committee of the
                                         Board.

                                EXCHANGE CONTROLS

      For a description of exchange controls and exchange rate information, see "Key Information -- Exchange Rate Information."

                                    TAXATION

U.S. TAXES

      GENERAL. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the A Shares, B Shares, L Shares and D Shares underlying the CPOs, in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder based on the holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

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

      Also, this discussion does not consider:

      - the tax consequences to the shareholders, partners or beneficiaries of a U.S. Holder; or

      - special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or underlying A Shares, B Shares, L Shares and D Shares, as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

      In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

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

      As used in this section, the term "U.S. Holder" means a beneficial owner of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares that is, for U.S. federal income tax purposes:

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

      An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes by being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending at the close of that year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year would be counted. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

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

      - is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and

      - does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares is effectively connected.

      For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of underlying A Shares, B Shares, L Shares and D Shares represented by the GDSs and CPOs.

      DIVIDENDS. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions that are treated as dividends received from us in taxable years beginning before January 1,

2009 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a "qualified foreign corporation." We generally will be a "qualified foreign corporation" if either (i) we are eligible for benefits under the tax treaty or (ii) our ordinary Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the tax treaty and our GDSs are traded on the New York Stock Exchange, we presently are a "qualified foreign corporation", and we generally expect to be a "qualified foreign corporation" during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a "qualified foreign corporation" in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the ordinary Shares or GDSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code of 1986, as amended. Any days during which a U.S. Holder has diminished the U.S. Holder's risk of loss with respect to the ordinary Shares or GDSs (for example, by holding an option to sell such shares or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

      U.S. Holders will not be entitled to claim a dividends received deduction for these dividends. To the extent, if any, that the amount of a distribution exceeds our current and/or accumulated earnings and B Shares, the distribution will first reduce the U.S. Holder's adjusted tax basis in its CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares and, to the extent the distribution exceeds the U.S. Holder's adjusted tax basis, it will be treated as gain from the sale of the U.S. Holder's CPOs, GDSs or the underlying A Shares, B Shares, L Shares and D Shares.

      The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, JPMorgan Chase Bank, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. Dividends distributed by us on CPOs, GDSs or shares underlying the CPOs generally will constitute foreign source "passive income" or, in the case of some U.S. Holders, "financial services income," for foreign tax credit purposes. There are legislative proposals pending in the U.S. Congress that, if enacted, effective for taxable years beginning after December 31, 2006, would treat such dividends that constitute "financial services income" under current law as "general category income" along with other foreign source income that is not "passive income" for foreign tax credit purposes.

      Pro rata distributions of additional Shares to our shareholders (including U.S. Holders of GDSs) generally will not be subject to U.S. federal income tax.


      Holders that are not U.S. Holders of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares will not be subject to U.S. federal income or withholding tax on dividends paid with respect to the CPOs, GDSs or the underlying A Shares, B Shares, L Shares and D Shares, unless the income is effectively connected with the conduct by the holder of a trade or business in the United States.

      CAPITAL GAINS. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares have been held for more than one year at the time of disposition.

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

      Capital losses recognized on the sale or other taxable disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares generally will offset U.S. source income. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, B Shares, L Shares and D Shares for CPOs by U.S. Holders will not be subject to U.S. federal income tax.

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares unless:

      - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. In this case, the gain will generally be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" may also apply; or

      - the non-U.S. holder is an individual who holds CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements.

      U.S. BACKUP WITHHOLDING. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on underlying A Shares, B Shares, L Shares and D Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares, unless the U.S. Holder:

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

      TAX SHELTER DISCLOSURE REGULATIONS

      U.S. Treasury regulations directed at tax shelter activity require persons filing U.S. federal income tax returns to disclose certain information if they participate in a "reportable transaction." A transaction will be a "reportable transaction" if it is described in any of several categories of transactions, which include transactions that are the same or substantially similar to a transaction identified in a public IRS pronouncement as a tax avoidance transaction (a "listed transaction"), transactions that result in the incurrence of a loss or losses exceeding certain thresholds, transactions that result in the existence of significant book-tax differences, transactions that result in the taxpayer claiming a tax credit if the asset giving rise to the tax credit is held by the taxpayer for 45 days or less and transactions that are offered under conditions of confidentiality. Each holder of CPOs, GDSs, or underlying A Shares, B Shares, L Shares or D Shares should consult with their tax advisors concerning such possible disclosure obligations. There are legislative proposals pending in the U.S. Congress that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

MEXICAN TAXES

      GENERAL. The following is a summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares by a person that is not a resident of Mexico, as defined below.

      U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the tax treaty between the U.S. and Mexico. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or shares underlying the CPOs. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

      This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

      -     the Mexican Income Tax Law, Federal Tax Code, and

      -     the tax treaty.

      Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares.

      As of January 1, 2004, the following principles apply regarding residency, for Mexican income tax purposes:

      - a natural person may be treated as a resident of Mexico if he or she has established his or her home in Mexico, but if he or she has homes both in Mexico and abroad, such person's residence for tax purposes shall be considered to be in Mexico when such individual's center of vital interests is located in Mexico.

            The center of vital interests of an individual' is located in Mexico, among other cases, when more than 50% of that person's total income in a calendar year originates from a source of wealth located in Mexico or when the main center of that person's professional activities is located in Mexico;

      - a legal entity is a resident of Mexico if it is established under Mexican law, or it has established in Mexico its main place of management;

      - a Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate otherwise; and

      - a permanent establishment in Mexico of a foreign individual or entity shall be required to pay taxes in Mexico in accordance with applicable law for income attributable to such permanent establishment.

      DIVIDENDS. Dividends, either in cash or in any other form, paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax.

      When dividends are paid from our "previously taxed net earnings account," or "cuenta de utilidad fiscal neta," we will not be required to pay any Mexican corporate income tax on the dividends. When such dividends are paid from our "reinvested net tax earnings account," or "cuenta de utilidad fiscal neta reinvertida," we will be required to pay a 5% Mexican corporate tax on the dividends multiplied by 1.5385 (as applicable through 2004). If dividends are not paid from either our "previously taxed net earnings account" or our "reinvested net tax earnings account" we will be required to pay a 34% Mexican corporate income tax on the dividends multiplied by 1.4925. As of January 1, 2002, Mexican entities may no longer defer 5% of their corporate income tax on reinvested earnings. However, under applicable transition rules, when paying dividends, Mexican entities with a positive balance in their "reinvested net tax earnings account" corresponding to taxes deferred for earnings obtained in 1999, 2000 and 2001, must pay such deferred tax before comparing the dividend to the "previously taxed net earnings account."

      As a result of changes to the Mexican tax law effective January 1, 2002, the corporate income tax rate will be gradually reduced to 32%. For 2003 the applicable corporate income tax rate was 34%, 33% for 2004, and will be 32% in 2005.

      SALES OR OTHER DISPOSITIONS. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, B Shares, L Shares and D Shares for CPOs will not give rise to Mexican tax or transfer duties.

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

      Sales or other dispositions of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares made in other circumstances would be subject to Mexican income tax. However, under the tax treaty, any U.S. Holder that is eligible to claim the benefits of the tax treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the tax treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate residence certifications must be obtained by Holders eligible for tax treaty benefits.

      OTHER MEXICAN TAXES. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares. However, a gratuitous transfer of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of GDSs, CPOs, or underlying A Shares, B Shares, L Shares and D Shares.

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

      We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York, 10007 and Citicorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

      As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURES

      Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations, inflation and changes in the market value of investments. The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2003.

      RISK MANAGEMENT. We are exposed to market risks arising from changes in interest rates, inflation and foreign currency exchange rates, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.

      We monitor our exposure to interest rate risk by: (i) evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing our cash flow needs and financial ratios (interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer group and industry practices. This approach allows us to establish the optimal liability's interest rate "mix" between floating and fixed rate debt.

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

      In compliance with the procedures and controls established by our Risk Management Committee, in 2002 and 2003 we entered into certain derivative financial instrument transactions in order to manage our exposure to market risks resulting from changes in foreign exchange rates, interest rates and the price of our common stock. Our objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign exchange rate changes. As a result of the appreciation of the Peso against the U.S. dollar during 2001, we incurred losses in connection with certain forward exchange contracts entered into in 1999. We do not enter into foreign currency or interest rate transactions for trading or speculative purposes. See Note 9 to our year-end financial statements.

      We did not enter into any financial instruments during 2001. In connection with the Senior Notes due 2005, in the third quarter of 2002 we entered into currency option agreements with a financial institution on a notional amount of U.S.$100 million. Under these agreements, and subject to the exercise of the options by us and the financial institution, as well as the payment of related premiums by us for approximately U.S.$11.8 million in April 2004, the parties will exchange related U.S. dollars and Mexican pesos at fixed exchange rates in October 2005. We have recorded the change in fair value of these agreements from inception through December 31, 2003 in the integral cost of financing (foreign exchange gain or loss). In May 2004, we terminated this hedge early by pre-paying a net amount of U.S.$2.7 million. In addition, in October 2002, April 2003 and June 2003, we entered into option contracts to exchange interest rates with a financial institution on a notional amount of U.S.$200 million, and received premiums in cash for an amount of approximately U.S.$3.4 million which were being amortized through the maturity of these Senior Notes. We have recorded the change in fair value of these agreements, together with the amortization of related premiums, from inception through December 31, 2003 in the integral cost of financing (interest expense). In February and August 2003, the financial institution declined to exercise these options and we recognized the benefit of unamortized premiums. In February 2004, the financial institution exercised the option to enter into a interest rate swap to receive amounts based on a variable interest rate in exchange for amounts based on fixed interest rates over the life of the agreement.

      In connection with the Senior Notes due 2011, in the fourth quarter of 2002 we entered into an interest rate swap agreements with a financial institution on a notional amount of U.S.$100 million. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. We have recorded the change in fair value of these agreements from inception through December 31, 2003 in the integral cost of financing (interest expense). We terminated these arrangements in early June 2003, and recognized a net gain on these contracts in the amount of U.S.$5.5 million.

      In the third quarter of 2002 and the first quarter of 2003, we entered into agreements to sell share put options to a financial institution and received premiums in cash for approximately U.S.$2.2 million. These put options were exercisable in April and July 2003. We have recorded the change in fair value of these agreements together with related premiums, in other income or expense. These agreements expired unexercised by the financial institution in April and July 2003 and we recognized the benefit of unamortized premiums.

     Effective March 1, 2002, we designated our equity investment in Univision as an effective hedge of the U.S. Dollar principal amount with respect to both our 8% Senior Notes due in 2011 and our 8.5% Senior Notes due 2032 (see Notes 1(c) and 8 to our year-end financial statements). For so long as we maintain our net investment in Univision as an effective hedge against these principal amounts, any foreign exchange gain or loss attributable to our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 will be credited or charged directly to equity (other comprehensive income or loss: foreign currency translation) for Mexican GAAP purposes.

     In March 2004, we entered into several derivatives transactions to hedge certain risks related to our indebtedness:

o Inflation swaps. We entered into transactions to fix the inflation rate on the principal amount of the UDI denominated medium-term notes due 2007. On average we fixed the inflation rate at an annual rate of approximately 4.06%.

0 Currency coupon swaps. In connection with the Senior Notes due 2011 and 2032, we entered into several transactions that allow us to hedge the risk of currency fluctuations on the interest payments on the Senior Notes due 2011 and 2032 for a period of 5 years. As of May 31, 2004, such transactions correspond to interest payments on U.S.$315 million of the principal amount of the Senior Notes due 2011 and 2032.

      SENSITIVITY AND FAIR VALUE ANALYSES. The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2002 and 2003. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

                                                                              FAIR VALUE AT DECEMBER 31,
                                                                   ----------------------------------------------
                                                                      2002              2003             2003
                                                                   -----------      -----------     -------------
                                                                      (MILLIONS OF PESOS IN PURCHASING POWER OF
                                                                  DECEMBER 31, 2003 OR MILLIONS OF U.S. DOLLARS)(1)
ASSETS:
     Temporary investments(2).............................         Ps. 7,458.9      Ps.11,891.8     U.S.$ 1,059.4
LIABILITIES:
     U.S. DOLLAR-DENOMINATED DEBT:........................
           Long-term debt securities(3)...................         Ps.   836.9      Ps.    68.3     U.S.$     6.1
           Five-year U.S.$100.0 million term loan(4)......             1,088.0          1,034.1              92.1
           Senior Notes due 2005(5).......................             2,337.1          2,461.9             219.3
           Senior Notes due 2011(6).......................             3,276.1          3,926.5             349.8
           Senior Notes due 2032(7) ......................             3,152.8          3,550.2             316.3
     MEXICAN PESO-DENOMINATED DEBT:.......................
           UDI-denominated long-term loan facility(8).....             3,914.6          4,120.3             367.1
           Long-term notes payable to Mexican Bank(9).....               510.6            844.3              75.2

----------
(1) Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.11.225 per U.S. Dollar, the Interbank Rate as of December 31, 2003.

(2) At December 31, 2003, our temporary investments consisted of fixed rate short-term deposits in commercial banks (primarily Peso- and U.S. Dollar-denominated in 2002 and 2003). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3) At December 31, 2003, fair value exceeded the carrying value of those debt securities by approximately Ps.8.4 million (U.S.$0.7 million). The increase in the fair value of a hypothetical 10% increase in the estimated market price of those debt securities would amount to Ps.15.2 million (U.S.$1.4 million) at December 31, 2003.

(4) At December 31, 2003, carrying value exceeded the fair value of amounts outstanding under this loan by approximately Ps.88.4 million (U.S.$7.9 million). A hypothetical 10% increase in U.S. interest rates would increase the fair value of amounts outstanding under this loan by approximately Ps.15.0 million (U.S.$1.4 million) at December 31, 2003.

(5) At December 31, 2003, fair value exceeded carrying value of these notes by approximately Ps.216.9 million (U.S.$19.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.463.0 million (U.S.$41.2 million) at December 31, 2003.

(6) At December 31, 2003, fair value exceeded carrying value of these notes by approximately Ps.559.0 million (U.S.$49.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.951.7 million (U.S.$84.8 million) at December 31, 2003.

(7) At December 31, 2003, fair value exceeded carrying value of these notes by approximately Ps.182.7 million (U.S.$16.3 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.537.7 million (U.S.$47.9 million) at December 31, 2003.

(8) At December 31, 2003, fair value exceeded carrying value of amounts outstanding under this loan by approximately Ps.480.0 million (U.S.$42.8 million). At December 31, 2003, a hypothetical 10% increase in the Mexican inflation rate to 4.38% for the year 2004 would increase principal amounts outstanding under this UDI-denominated long term loan facility by approximately Ps.892.0 million (U.S.$79.5 million). An inflation rate of 3.00% is forecasted by the Mexican government for 2004.

(9) At December 31, 2003, fair value exceeded carrying value of these notes by approximately Ps.44.3 million (U.S.$3.9 million). At December 31, 2003, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.128.4 million (U.S.$11.5 million).

      We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------
                                                                              2002                    2003
                                                                         --------------         --------------
                                                                              (IN MILLIONS OF U.S. DOLLARS)
U.S. Dollar-denominated short-term investments and long-term notes
     receivable.................................................         U.S.$    577.3         U.S.$    373.0
U.S. Dollar-denominated senior debt securities and other notes
     payable....................................................                1,239.9                1,099.3
                                                                         --------------         --------------
                                                                                  662.6                  726.3
Derivative instruments, net.....................................                    1.2                    2.7
                                                                         --------------         --------------
     Net liability position.....................................         U.S.$    663.8         U.S.$    729.0
                                                                         ==============         ==============

      At December 31, 2003, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.72.4 million and an increase in other comprehensive loss of Ps.336.7 million. This depreciation rate is based on the December 31, 2004 forecast of the U.S. Dollar to Peso exchange rate for 2004 by the Mexican government for such year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

      There have been no significant changes in our internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

                                    PART III

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Francisco Jose Chevez Robelo is our audit committee financial expert. Mr. Francisco Jose Chevez Robelo is "independent" and meets the requisite qualifications as defined in Item 16A of Form 20-F, who serves on its audit committee.

ITEM 16B. CODE OF ETHICS

      We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

      You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

     Grupo Televisa, S.A.
     Avenida Vasco de Quiroga
     No. 2000,
     Colonia Santa Fe, 01210 Mexico, D.F., Mexico.
     Telephone:  (52) (55) 5261-2000.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2002 and 2003.

      The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2002 and 2003, and breaks down these amounts by category of service:

                                        2002               2003
                                   ------------        ------------
                                   (MILLIONS OF PESOS IN PURCHASING
                                    POWER AS OF DECEMBER 31, 2003)
                                   --------------------------------
Audit Fees......................   Ps.     34.3        Ps.     30.7
Audit-Related Fees..............            5.5                 1.8
Tax Fees........................            4.7                 6.4
Other Fees......................              -                   -
                                   ------------        ------------
Total...........................   Ps.     44.5        Ps.     38.9
                                   ============        ============

      "Audit Fees" are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

      "Audit-Related Fees" are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the financial statements of certain of our DTH joint ventures, assistance in financial due diligence in connection with the disposal of our Music Recording segment, as well as advisory services associated with our financial reporting.

      "Tax Fees" are fees for professional services rendered by the Company's independent auditor for tax compliance in connection with our subsidiaries and interests in the United States, as well as tax advice on actual or contemplated transactions.

      We have introduced procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers. The procedures require that all proposed engagements of PricewaterhouseCoopers for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

      Our audit committee is responsible, among other things, for the appointment, compensation and oversight of our external auditors. To assure the independence of our independent auditors, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

      During 2003, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-111, which are incorporated herein by reference.

ITEM 19. EXHIBITS

      Documents filed as exhibits to this annual report appear on the following page.

(a) Exhibits.

                                  EXHIBIT INDEX

    EXHIBIT
     NUMBER                    DESCRIPTION OF EXHIBITS
     ------                    -----------------------
      1.1-- English translation of Amended and Restated Bylaws (Estatutos
            Sociales) of the Registrant, dated as of April 16, 2004.

      2.1-- Indenture relating to the 11 7/8% Series B Senior Notes, dated as of
            May 13, 1996, between the Registrant, as Issuer, and Fleet National
            Bank, as Trustee (previously filed with the Securities and Exchange
            Commission as Exhibit 4.7 to the Form F-3 and incorporated herein by reference).

      2.2-- Supplemental Indenture relating to the 11 7/8% Series B Senior
            Notes, dated as of April 11, 2000, between the Registrant, as Issuer, and State Street Bank and Trust (as successor in interest to Fleet National Bank), as Trustee (previously filed with the
            Securities and Exchange Commission as Exhibit 2.5 to the 1999 Form
            20-F and incorporated herein by reference).

      2.3-- Indenture relating to Senior Debt Securities, dated as of August 8,
            2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange
            Commission as Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (File number 333-12738), as amended (the "2000 Form
            F-4"), and incorporated herein by reference).

      2.4-- First Supplemental Indenture relating to the 8 5/8% Senior Notes due
            2005, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale a Luxembourg,
            S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the 2000 Form F-4 and incorporated herein by reference).

      2.5-- Second Supplemental Indenture relating to the 8 5/8% Senior Exchange
            Notes due 2005, dated as of January 19, 2001, between the Registrant, as Issuer, and the Bank of New York and Banque
            Internationale a Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.3 to the 2000 Form
            F-4 and incorporated herein by reference).

      2.6-- Third Supplemental Indenture relating to the 8% Senior Notes due
            2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale a
            Luxembourg, S.A. (previously filed with the Securities and Exchange
            Commission as Exhibit 4.4 to the Registrant's Registration Statement on Form F-4 (File number 333-14200) (the "2001 Form F-4") and incorporated herein by reference).

      2.7-- Fourth Supplemental Indenture relating to the 8.5% Senior Exchange
            Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant's Registration Statement on

    EXHIBIT
     NUMBER                    DESCRIPTION OF EXHIBITS
     ------                    -----------------------
            Form F-4 (the "2002 Form F-4") and incorporated herein by
            reference).

      2.8-- Fifth Supplemental Indenture relating to the 8% Senior Notes due
            2011 between Registrant, as Issuer, and The Bank of New York and
            Dexia Banque Internationale a Luxembourg (previously filed with the
            Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form
            F-4 and incorporated herein by reference).

      2.9-- Form of Deposit Agreement between the Registrant, JPMorgan Chase
            Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts
            (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form F-6 (File number 333-99195) (the "Form F-6") and incorporated herein by reference).

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

    EXHIBIT
     NUMBER                    DESCRIPTION OF EXHIBITS
     ------                    -----------------------
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

      4.9-- Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de
            R.L. de C.V. , dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to the 1998
            Form 20-F and incorporated herein by reference).

     4.11-- U.S.$100,000,000 Credit Agreement, dated as of December 21, 2001, among the Registrant, JPMorgan Chase Bank, J.P. Morgan Securities
            Inc. and Salomon Smith Barney Inc. (previously filed with the
            Securities and Exchange Commission as Exhibit 10.4 to the 2001 Form
            F-4 and incorporated herein by reference).

    EXHIBIT
     NUMBER                    DESCRIPTION OF EXHIBITS
     ------                    -----------------------
     4.12-- Summary of Joint Venture Agreement between the Registrant and
            Promotora de Informaciones, S.A., dated as of October 14, 2001
            (previously filed with the Securities and Exchange Commission as
            Exhibit 4.13 to the 2001 Form 20-F and incorporated herein by reference).

     4.13-- Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust
            No. F/0553, Banco Nacional de Mexico, S.A., as trustee of Trust No.
            14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375,
            Emilio Azcarraga Jean, Promotora Inbursa, S.A. de C.V., Maria
            Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino
            Fernandez Rodriguez, Carlos Fernandez Gonzalez, Grupo Televisa, S.A.
            and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or
            13D/A in respect of various parties' to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

      8.1-- List of Subsidiaries of Registrant.

     12.1-- CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.

     12.2-- CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.

     13.1-- CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.

     13.2-- CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.

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

      Date: June 30, 2004        GRUPO TELEVISA, S.A.



                                       By:  /s/ Rafael Carabias Principe
                                            ------------------------------------

                                       Name:    Rafael Carabias Principe

                                       Title:   Vice President of Administration



                                       By:  /s/ Jorge Lutteroth Echegoyen
                                            ------------------------------------

                                       Name:    Jorge Lutteroth Echegoyen

                                       Title:   Controller and Vice President

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Registered Public Accounting Firm.......................................................        F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003..................................................        F-3

Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003........................        F-5

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31,
     2001, 2002 and 2003......................................................................................        F-6

Consolidated Statements of Changes in Financial Position for the Years Ended December 31,
     2001, 2002 and 2003......................................................................................        F-7

Notes to Consolidated Financial Statements for the Years Ended December 31, 2001,
     2002 and 2003............................................................................................        F-9


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                       INNOVA S. DE R.L. AND SUBSIDIARIES


Report of Independent Registered Public Accounting Firm.......................................................        F-66

Consolidated Balance Sheets as of December 31, 2002 and 2003..................................................        F-67

Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003........................        F-68

Consolidated Statements of Changes in Equity Owner's Deficit for the Years Ended December 31,
     2001, 2002 and 2003......................................................................................        F-69

Consolidated Statements of Changes in Financial Position for the Years Ended December 31,
     2001, 2002 and 2003......................................................................................        F-70

Notes to Consolidated Financial Statements for the Years Ended December 31, 2001,
     2002 and 2003............................................................................................        F-71

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                           SKY MULTI-COUNTRY PARTNERS


Report of Independent Certified Public Accountants of Sky Multi-Country Partners..............................        F-98

Independent Auditors' Report of Sky Colombia S.A..............................................................        F-99

Consolidated Balance Sheets as of December 31, 2002 and 2001..................................................        F-100

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended
     December 31, 2002, 2001 and 2000.........................................................................        F-101

Consolidated Statements of Partners' Deficit for the Years Ended
     December 31, 2002, 2001 and 2000.........................................................................        F-102

Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2002, 2001 and 2000.........................................................................        F-103

Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000...............        F-105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Mexico, D.F., February 25, 2004

To the Stockholders of Grupo Televisa, S.A.:

We have audited the accompanying consolidated balance sheets of Grupo Televisa, S.A. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Televisa, S.A. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years ended December 31, 2001, 2002 and 2003, and the determination of consolidated stockholders' equity at December 31, 2002 and 2003, to the extent summarized in Note 26 to the consolidated financial statements.



PRICEWATERHOUSECOOPERS




/s/ Felipe Perez Cervantes, C.P.C
----------------------------------------
FELIPE PEREZ CERVANTES, C.P.C

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)
                                 (NOTES 1 AND 2)


                                                                                          2002             2003
                                                                                     --------------   --------------
ASSETS
Current:
   Available:
     Cash.......................................................                     Ps.  1,677,324   Ps.    371,754
     Temporary investments......................................                          7,458,892       11,891,774
                                                                                     --------------   --------------
                                                                                          9,136,216       12,263,528

Trade notes and accounts receivable - net.......................     (Note 3)             9,879,900       10,603,054
Other accounts and notes receivable - net.......................                            902,361          893,216
Due from affiliated companies - net.............................     (Note 17)                2,987          442,440
Transmission rights and  programming............................     (Note 4)             3,556,102        3,535,090
Inventories.....................................................                            528,912          513,458
Other current assets............................................                            447,276          507,341
                                                                                     --------------   --------------
     Total current assets.......................................                          24,453,754      28,758,127

Transmission rights and programming ............................     (Note 4)             5,029,801        4,670,578
Investments.....................................................     (Note 5)             3,153,703        6,321,780
Property, plant and equipment - net.............................     (Note 6)            15,953,345       15,600,698
Goodwill and other intangible assets  - net.....................     (Note 7)             9,694,681        9,200,158
Other assets....................................................     (Note 11)              372,808          207,899
                                                                                     --------------   --------------
     Total assets...............................................                     Ps. 58,658,092   Ps. 64,759,240
                                                                                     ==============   ==============



        The accompanying notes are an integral part of these consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)
                                 (NOTES 1 AND 2)

                                                                                          2002             2003
                                                                                     --------------   --------------
LIABILITIES
Current:
   Current portion of long-term debt............................     (Note 8)        Ps.  1,289,184   Ps.    285,193
   Trade accounts payable.......................................                          2,317,961        2,348,579
   Customer deposits and advances...............................                         12,008,690       13,584,683
   Taxes payable................................................                            921,634        1,287,040
   Accrued interest.............................................                            319,694          315,165
   Other accrued liabilities....................................                            848,993        1,131,506
                                                                                     --------------   --------------
     Total current liabilities..................................                         17,706,156       18,952,166
Long-term debt..................................................     (Note 8)            13,875,887       14,704,222
Customer deposits and advances..................................                            211,767          419,560
Other long-term liabilities.....................................                            790,690          708,505
Deferred taxes..................................................     (Note 21)            2,116,816        1,154,456
DTH joint ventures..............................................     (Note 10)            1,710,665        1,294,004
Pension plans and seniority premiums............................     (Note 11)               73,655               --
                                                                                     --------------   --------------
     Total liabilities..........................................                         36,485,636       37,232,913
                                                                                     --------------   --------------
Commitments and contingencies...................................     (Note 12)

STOCKHOLDERS' EQUITY
Majority  interest:
   Capital stock, no par value:                                      (Note 13)
     Issued.....................................................                          7,916,621        8,207,441
     Repurchased................................................                           (254,870)        (619,722)
                                                                                     --------------   --------------
     Outstanding................................................                          7,661,751        7,587,719
   Additional paid-in capital...................................                            225,038        3,875,418
                                                                                     --------------   --------------
                                                                                          7,886,789       11,463,137
                                                                                     --------------   --------------
   Retained earnings:                                                (Note 14)
     Legal reserve..............................................                          1,231,128        1,269,487
     Reserve for repurchase of shares...........................                          5,736,233        5,284,975
     Unappropriated earnings....................................                         10,602,445        7,077,000
     Net income for the year....................................                            767,176        3,596,603
                                                                                     --------------   --------------
                                                                                         18,336,982       17,228,065
   Accumulated other comprehensive loss.........................     (Note 15)           (5,236,206)      (2,243,519)
                                                                                     --------------   --------------
                                                                                         13,100,776       14,984,546
                                                                                     --------------   --------------
     Total majority interest....................................                         20,987,565       26,447,683
Minority interest...............................................     (Note 16)            1,184,891        1,078,644
                                                                                     --------------   --------------
     Total stockholders' equity.................................                         22,172,456       27,526,327
                                                                                     --------------   --------------
     Total liabilities and stockholders' equity.................                     Ps. 58,658,092   Ps. 64,759,240
                                                                                     ==============   ==============


        The accompanying notes are an integral part of these consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003,
                             EXCEPT PER CPO AMOUNTS)
                                 (NOTES 1 AND 2)


                                                                        2001             2002             2003
                                                                  --------------    --------------   ---------------
Net sales...................................       (Note 25)      Ps. 21,612,121    Ps. 22,416,573   Ps. 23,563,213
Cost of sales...............................                          12,575,482        12,911,892       12,889,063
                                                                  --------------    --------------   ---------------
   Gross profit.............................                           9,036,639         9,504,681       10,674,150
                                                                  --------------    --------------   ---------------
Operating expenses:
   Selling..................................                           1,636,661         1,752,572        1,692,930
   Administrative...........................                           1,479,931         1,409,525        1,410,043
                                                                  --------------    --------------   ---------------
                                                                       3,116,592         3,162,097        3,102,973
                                                                  --------------    --------------   ---------------
Depreciation and amortization...............                           1,407,883         1,507,334        1,525,240
                                                                  --------------    --------------   ---------------
   Operating income.........................       (Note 25)           4,512,164         4,835,250        6,045,937
Integral cost of financing - net............       (Note 18)             454,292           637,347          614,527
Restructuring and non-recurring charges            (Note 19)             597,176           875,340          657,249
Other expense - net.........................       (Note 20)             722,102         2,218,938          543,256
                                                                  --------------    --------------   ---------------
   Income before taxes......................                           2,738,594         1,103,625        4,230,905
                                                                  --------------    --------------   ---------------
Income tax and assets tax...................       (Note 21)             570,530           306,991          713,959
Employees' profit sharing...................       (Note 21)              23,626             4,259            5,524
                                                                  --------------    --------------   ---------------
                                                                         594,156           311,250          719,483
                                                                  --------------    --------------   ---------------
   Income before equity in results of
     affiliates, results from discontinued
     operations and cumulative loss effect
     of accounting change...................                           2,144,438           792,375        3,511,422
Equity in (losses) earnings of affiliates
     - net..................................       (Note 5)             (573,816)       (1,201,779)          28,288
Income (loss) from discontinued operations
     - net..................................       (Note 22)              14,622         1,105,010          (64,157)
Cumulative loss effect of accounting
     change - net...........................       (Note 1(p))           (76,320)               --               --
                                                                  --------------    --------------   ---------------
   Consolidated net income..................                           1,508,924           695,606        3,475,553
Minority interest...........................       (Note 16)             (29,988)           71,570          121,050
                                                                  --------------    --------------   ---------------
   Net income...............................       (Note 14)      Ps.  1,478,936    Ps.    767,176   Ps.   3,596,603
                                                                  ==============    ==============   ===============
   Net income per CPO.......................       (Note 23)      Ps.       0.51    Ps.       0.24   Ps.       1.23
                                                                  ==============    ==============   ===============


        The accompanying notes are an integral part of these consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)
                                 (NOTES 1 AND 2)


                                                                            ACCUMULATED
                                                                               OTHER
                                  CAPITAL       ADDITIONAL      RETAINED    COMPREHENSIVE
                                    STOCK        PAID-IN        EARNINGS    (LOSS) INCOME
                                 (NOTE 13)       CAPITAL        (NOTE 14)     (NOTE 15)
                               -------------  -------------  -------------  -------------
BALANCE AT JANUARY 1, 2001     Ps. 7,713,427  Ps.   224,647  Ps.16,321,391  Ps.(5,132,095)
Repurchase of capital stock          (44,857)            --       (198,804)            --
Increase in minority interest             --             --             --             --
Comprehensive income (loss)               --             --      1,478,936       (851,381)
                               -------------  -------------  -------------  -------------
BALANCE AT DECEMBER 31, 2001       7,668,570        224,647     17,601,523     (5,983,476)
Shares issued                             35            391             --             --
Repurchase of capital stock           (6,854)            --        (31,717)            --
Increase in minority interest             --             --             --             --
Comprehensive income                      --             --        767,176        747,270
                               -------------  -------------  -------------  -------------
BALANCE AT DECEMBER 31, 2002       7,661,751        225,038     18,336,982     (5,236,206)
Dividends                                 --             --       (571,871)            --
Repurchase of capital stock         (460,029)            --     (4,192,346)            --
Sale of capital stock under
 stock option plan                    13,002             --         58,697             --
Shares issued                        372,995      3,650,380             --             --
Decrease in minority interest             --             --             --             --
Comprehensive income                      --             --      3,596,603      2,992,687
                               -------------  -------------  -------------  -------------
BALANCE AT DECEMBER 31, 2003   Ps. 7,587,719  Ps. 3,875,418  Ps.17,228,065  Ps.(2,243,519)
                               =============  =============  =============  =============



                                       TOTAL         MINORITY       TOTAL
                                      MAJORITY       INTEREST   STOCKHOLDERS'
                                      INTEREST      (NOTE 16)       EQUITY
                                 -------------   -------------  -------------
BALANCE AT JANUARY 1, 2001       Ps.19,127,370   Ps. 1,051,730  Ps.20,179,100
Repurchase of capital stock           (243,661)             --       (243,661)
Increase in minority interest               --          20,714         20,714
Comprehensive income (loss)            627,555              --        627,555
                                 -------------   -------------  -------------
BALANCE AT DECEMBER 31, 2001        19,511,264       1,072,444     20,583,708
Shares issued                              426              --            426
Repurchase of capital stock            (38,571)             --        (38,571)
Increase in minority interest               --         112,447        112,447
Comprehensive income                 1,514,446              --      1,514,446
                                 -------------   -------------  -------------
BALANCE AT DECEMBER 31, 2002        20,987,565       1,184,891     22,172,456
Dividends                             (571,871)             --       (571,871)
Repurchase of capital stock         (4,652,375)             --     (4,652,375)
Sale of capital stock under
 stock option plan                      71,699              --         71,699
Shares issued                        4,023,375              --      4,023,375
Decrease in minority interest               --        (106,247)      (106,247)
Comprehensive income                 6,589,290              --      6,589,290
                                 -------------   -------------  -------------
BALANCE AT DECEMBER 31, 2003     Ps.26,447,683   Ps. 1,078,644  Ps.27,526,327
                                 =============   =============  =============


        The accompanying notes are an integral part of these consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)
                                 (NOTES 1 AND 2)


                                                                        2001              2002             2003
                                                                  --------------    --------------    --------------
Operating activities:
   Net income.................................................    Ps.  1,478,936    Ps.    767,176    Ps.  3,596,603
   Adjustments to reconcile net income to resources
     provided by (used for) operating activities:
     Equity in losses  (earnings) of affiliates...............           573,816         1,201,779           (28,288)
     Minority interest........................................            29,988           (71,570)         (121,050)
     Depreciation and amortization............................         1,407,883         1,507,334         1,525,240
     Write-off of long-lived assets and other amortization....           582,509         1,653,648           747,224
     Deferred taxes...........................................          (185,673)         (627,349)         (332,068)
     Loss (gain) on disposition of affiliates.................                --            12,996          (445,824)
     Cumulative loss effect of accounting change..............            76,320                --                --
     (Income) loss  from discontinued operations..............           (14,622)       (1,105,010)           64,157
                                                                  --------------    --------------    --------------
                                                                       3,949,157         3,339,004         5,005,994
                                                                  --------------    --------------    --------------
Changes in operating assets and liabilities:
   (Increase) decrease in:
     Trade notes and accounts receivable - net................          (694,816)         (306,603)         (723,154)
     Transmission rights and programming......................           674,892          (154,537)          500,843
     Inventories..............................................          (162,410)           56,342            15,454
     Other accounts and notes receivable and other current
       assets.................................................          (385,172)          622,522           (50,920)
   Increase (decrease) in:
     Customer deposits and advances...........................           494,541           349,795         1,783,786
     Trade accounts payable...................................          (155,199)          150,699            30,618
     Other liabilities, taxes payable and deferred taxes......          (774,027)        1,255,974          (188,257)
     Pension plans and seniority premiums.....................            30,737            19,038            68,174
                                                                  --------------    --------------    --------------
                                                                        (971,454)        1,993,230         1,436,544
                                                                  --------------    --------------    --------------
     Resources provided by continuing operations..............         2,977,703         5,332,234         6,442,538
     Resources provided by discontinued operations............            11,180                --                --
                                                                  --------------    --------------    --------------
     Resources provided by operating activities...............         2,988,883         5,332,234         6,442,538
                                                                  --------------    --------------    --------------

Financing activities:
   Issuance of Senior Notes...................................         3,026,097         3,264,030                --
   Other decrease in debt-net.................................        (1,441,605)       (2,556,296)         (175,656)
   Repurchase of capital stock................................          (243,661)          (38,571)       (4,580,676)
   Series "A" Shares of capital stock issued..................                --               426         4,023,375
   Dividends paid.............................................                --                --          (571,871)
   Minority interest..........................................            (9,274)          184,017            14,803
   Translation effect.........................................          (349,378)         (253,660)         (307,523)
                                                                  --------------    --------------    --------------
   Resources  provided by (used for) financing activities.....           982,179           599,946        (1,597,548)
                                                                  --------------    --------------    --------------

                                                                        2001              2002             2003
                                                                  --------------    --------------    --------------
Investing activities:
   Due from affiliated companies -- net.......................           (18,287)          513,601          (439,453)
   Investments ...............................................        (5,182,298)        1,614,693          (609,708)
   Disposition of investments.................................           252,765           750,067           537,031
   Investments in property, plant and equipment...............        (1,471,339)       (1,407,761)       (1,052,221)
   Disposition of property, plant and equipment...............           569,604           108,764           414,445
   Disposition of discontinued operations.....................                --         2,277,061           (94,348)
   Goodwill and other intangible assets-net...................          (679,270)       (6,839,384)         (496,504)
   Other assets...............................................            80,986             4,786            23,080
                                                                  --------------    --------------    --------------
   Resources used for investing activities....................        (6,447,839)       (2,978,173)       (1,717,678)
                                                                  --------------    --------------    --------------
   Net (decrease) increase in cash and temporary investments..        (2,476,777)        2,954,007         3,127,312
   Cash and temporary investments at beginning of year........         8,658,986         6,182,209         9,136,216
                                                                  --------------    --------------    --------------
   Cash and temporary investments at end of year..............    Ps.  6,182,209    Ps.  9,136,216    Ps. 12,263,528
                                                                  ==============    ==============    ==============


        The accompanying notes are an integral part of these consolidated financial statements.

                      GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
   (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003,
              EXCEPT PER CPO, PER SHARE AND EXCHANGE RATE AMOUNTS)


1.   ACCOUNTING POLICIES

     The principal accounting policies followed by Grupo Televisa, S.A. (the "Company") and its consolidated subsidiaries (collectively, the "Group") and observed in the preparation of these consolidated financial statements are summarized below.

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

b)   Members of the Group

     At December 31, 2003, the Group consisted of the Company and various subsidiaries, including the following:

                                                                        COMPANY'S
                                                                       OWNERSHIP (1)          BUSINESS SEGMENTS (2)
                                                                       -------------          ---------------------
Telesistema Mexicano, S.A. de C.V. and subsidiaries                       100%             Television broadcasting
                                                                                           Programming for pay television
                                                                                           Programming licensing
Television Independiente de Mexico, S.A. de C.V. and subsidiaries         100%             Television broadcasting
Editorial Televisa, S.A. de C.V. and subsidiaries                         100%             Publishing
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries              100%             Publishing distribution
Empresas Cablevision, S.A. de C.V. and subsidiaries                        51%             Cable television (3)
Sistema Radiopolis, S.A. de C.V. and subsidiaries                          50%             Radio (see Note 2)
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries               100%             Other businesses
CVQ Espectaculos, S.A. de C.V. and subsidiaries                           100%             Other businesses
Galavision DTH, S. de R.L. de C.V.                                        100%             DTH (4)

------------
(1) Percentage of equity interest directly held by the Company in the holding subsidiary.

(2)  See Note 25 for a description of each of the Company's business segments.

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

     The Group's television broadcasting, cable television, radio and nationwide paging businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. At December 31, 2003, the expiration dates of the Group's concessions were as follows:

                      CONCESSIONS                                   EXPIRATION DATES
                      -----------                                   ----------------
         Television broadcasting..............................      Various from 2003 to 2012
         Cable television.....................................      In 2029
         Radio................................................      Various from 2004 to 2015
         Nationwide paging....................................      In 2006 and 2019


     There are some television broadcasting concessions which expired in October 2003, and are pending to be confirmed for renewal. The Group's management has complied with all applicable requirements and expects that renewal of these concessions will be confirmed in 2004 by the Mexican Federal Government.

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

     Effective March 2002, the Group designated its net investment in Univision as an effective hedge of its Senior Notes due 2011 and 2032 for an aggregate amount of U.S.$600 million (Ps.6,735,000) (see Note 8). Consequently, beginning March 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt, being hedged by the Group's net investment in shares of Univision, is credited or charged directly to equity (other comprehensive income or loss).

d)   Temporary investments

     The Group considers all highly liquid investments with original maturities of one year or less, to be temporary investments. Temporary investments are valued at market value.

     As of December 31, 2002 and 2003, temporary investments consisted of fixed short-term deposits in commercial banks (primarily Mexican Pesos and U.S. dollars), with an average yield of approximately 1.99% for U.S. dollar deposits and 7.56% for Mexican Peso deposits in 2002, and approximately 1.30% for U.S. dollar deposits and 7.07% for Mexican Peso deposits in 2003.

e)   Transmission rights and programming

     Programming is comprised by programs, literary works, production talent advances and films.

     Transmission rights and literary works are valued at the lesser of acquisition cost or net ralizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, or net realizable value.

     Transmission rights, programs, literary works, production talent advances and films are restated by using the National Consumer Price Index ("NCPI") factors, and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price or production cost, or replacement cost whichever is more representative. Cost of sales is determined based on restated costs, and calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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

f)   Inventories

     Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Inventories are restated by using the NCPI factors, and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price.

g)   Investments

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

h)   Property, plant and equipment

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

i)   Goodwill and other intangible assets

     Goodwill and other intangible assets are recognized at cost, and thereafter restated using the NCPI. Beginning January 1, 2003, in connection with the adoption of Bulletin C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants (the "MIPA"), the Group's trademarks and its television network concession are deemed intangible assets with indefinite useful lives, and ceased being amortized after December 31,2002. Additionally, in accordance with the provisions of Bulletin C-8, indefinite-lived intangibles are subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment exists. Before 2003, trademark and the television network concession were amortized over periods of 40 and 15 years, respectively. Had these intangible assets been amortized during 2003, the consolidated amortization expense for the year ended December 31, 2003, would have increased by an amount of Ps. 93,714 (see Note 7). Goodwill and other intangible assets with measurable lives are amortized using the straight-line method over the following periods:

                                                                  YEARS
                                                                  -----
Goodwill...........................................                 20
Licenses and software..............................        Various from 3 to 10
Internet development costs.........................                 3
Financing costs ...................................        Over the life of the
                                                               related debt


j)   Evaluation of long-lived assets

     The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation is based on current and projected income and cash flows from operations as well as other economic and market variables (see Notes 7 and 20). Beginning January 1, 2004, long-lived assets will be evaluated for impairment in accordance with the provisions of the new Bulletin C-15 "Impairment of the Value fo Long-Lived Assets and its Disposition" issued by the MIPA in March 2003.

     Bulletin C-15 provides guidance for the recognition and measurement of the impairment of long-lived assets to be held and used, and for the measurement of long-lived assets to be disposed by sale, abandonment or exchange. The Group has assessed the impact of this new accounting principle and determined that the adoption of Bulletin C-15 in 2004 is not expected to have a material effect on the Group's financial statements.

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

l)   Stockholders' equity

     The capital stock and other stockholders' equity accounts (other than the result from holding non-monetary assets and the foreign currency translation adjustments) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican Pesos in purchasing power as of December 31, 2003.

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

p)   Derivative financial instruments

     The Group uses from time to time derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates and interest. All derivative financial instruments are recorded in the balance sheet at their fair value and changes in their fair value are recorded in each period in the income statement. The Group adopted this accounting policy as of January 1, 2001, and recognized a cumulative effect loss of Ps.76,320 (net of income tax benefit of Ps.41,097) in the consolidated income statement for the year ended December 31, 2001.

q)   Comprehensive income

     Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity which are from non-owner sources (see Note 15).

r)   Prior years' financial statements

     The Group's financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2003, by using a restatement factor derived from the change in the NCPI, which for 2001 and 2002 was 1.0990 and 1.0398, respectively. Had the alternative weighted average factor allowed under Mexican GAAP been applied to restate the Group's financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2001 and 2002 would have been 1.1080 and 1.0515, respectively.

     The NCPI at the following dates was:

        December 31, 2001                         97.354
        December 31, 2002                        102.904
        December 31, 2003                        106.996

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the most recent year.

2.   ACQUISITIONS AND DISPOSITIONS

     In June 2001, the Group acquired a 30% equity interest in Argos Comunicacion, S.A. de C.V. ("Argos"), a company engaged in the production of television programming, for an aggregate cash purchase price of Ps.153,614 (see
Note 7).

     In October 2001, the Company sold a 50% equity stake, with limited voting rights, in the Group's radio subsidiary, Sistema Radiopolis, S.A. de C.V., to Grupo Prisa, a Spanish communications group, for an aggregate purchase price of U.S.$50 million (Ps.512,087), U.S.$15 million (Ps.153,626) of which was in the form of cash and U.S.$35 million (Ps.358,462) of which was in the form of notes receivable due in July 2002), and a U.S.$10 million (Ps.100,870) capital contribution made in July 2002. The Group recognized a pre-tax gain on this sale of approximately Ps.299,985, which represented the excess of the cash and non-cash proceeds over the 50% carrying value of the net assets of this radio subsidiary at the transaction date (see Note 20).

     In December 2001, the Group entered into a series of transactions with Univision Communications Inc. ("Univision") by which, among other things, the Group (i) acquired 375,000 non-voting preferred shares of Univision stock, for U.S.$375 million (Ps. 3,782,620) in cash, which converted upon the receipt of required U.S. regulatory approvals in February 2002, into 10,594,500 shares of Univision Class "A" Common Stock; (ii) received warrants (which expire in December 2017) to purchase, at an exercise price of U.S.$38.261 per share, 6,274,864 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "T" Common Stock which expire in December 2017, as a consideration for surrendering certain governance rights previously held by the Group in Univision; (iii) agreed to sell its music recording business to Univision, which sale was consummated in April 2002, in exchange for 6,000,000 shares of Univision Class "A" Common Stock and warrants (which expire in December 2017) to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class "A" Common Stock; and (iv) amended its program license agreement to provide Univision with exclusive rights to broadcast substantially all of the Group's programming in the United States solely over the Univision, Galavision and Telefutura networks, subject to some exceptions, in exchange for increased royalties. Following the conversion of the preferred shares described above into shares of Univision common stock, the Group recognized an excess of the purchase price of U.S.$375.0 million paid by the Group over the carrying value of the Univision stock acquired of approximately U.S.$321.8 million (Ps.3,500,801). Also, in connection with the sale of the music recording business described above, the Group recognized (i) an excess of the purchase price of U.S.$233.1 million (Ps.2,556,824) assigned to the shares of Univision common stock at the transaction date over the carrying value of the Univision stock acquired of approximately U.S.$197.6 million (Ps.2,137,342);
(ii) an acquisition cost of U.S.$2.0 million (Ps.21,760) for the warrants to purchase 100,000 shares of Univision common stock, as being the fair value assigned to this investment at the transaction date; and (iii) a gain on disposal of the music recording business of Ps.1,103,250, net of related costs, expenses and income taxes. Any shares of Univision common stock owned by the Group and those shares of Univision common stock that may be purchased by the Group in connection with related warrants and warrant purchase agreements are intended to be held as equity securities accounted for under the equity method (see Notes 5, 9, 12, 22 and 25).

     In April 2002, after completing a series of transactions and agreements, the Group acquired a 50% interest of a live entertainment joint venture in the United States (Vivelo, Inc., formerly Cardenas-Fernandez & Associates) for an aggregate consideration of U.S.$4.0 million (Ps.39,559) in cash, subject to working capital adjustments (as defined) and additional payments to be made by the Group under certain circumstances (see Note 12). As a result, beginning the second quarter of 2002, the Group accounts for its interest in Vivelo, Inc. by applying the equity method to the results of operations and net assets of this joint venture.

      In April 2002, the Group acquired an additional 50% interest in the capital stock of certain publishing distribution companies in Chile and Argentina, which were 50% owned by the Group before this acquisition, for an aggregate amount of U.S.$3.6 million (U.S.$2.7 million in cash and U.S.$0.9 million through an account payable due in April 2003), of which U.S.$3.1 million is related to the acquisition in Chile. Accordingly, beginning May 2002, these businesses became wholly-owned subsidiaries of the Company. The Group recognized related goodwill as a result of this acquisition in the amount of Ps.28,013 resulting from the excess of the purchase price over the carrying value of the related net assets of such companies.

     In August 2002, the Group sold all of its 21.99% minority interest in the capital stock of Red Televisiva Megavision, S.A. ("Megavision"), a broadcasting television company in Chile, for an aggregate amount of U.S.$4.2 million, of which U.S.$2.1 million were paid in cash and U.S.$2.1 million in the form of a receivable due in August 2003 and collateralized with the shares of Megavision previously owned by the Group. The Group recognized a pre-tax gain on this sale of approximately Ps.5,195, which represented the excess of the proceeds over the carrying value of the net investment in Megavision at the transaction date.

     In October 2002, the Group acquired a 40% interest in Ocesa Entretenimiento, S.A. de C.V. ("OCEN"), a subsidiary of Corporacion Interamericana de Entretenimiento, S.A. de C.V. ("CIE"), which owns all the assets related to CIE's live entertainment business unit in Mexico, for a gross amount of approximately U.S.$104.7 million, of which approximately U.S.$67.0 million (Ps.703,737) was paid in cash in the fourth quarter of 2002, and the remaining balance of U.S.$37.7 million (Ps.410,180) was paid in March 2003. The Group recognized goodwill as a result of this minority interest acquisition in the amount of Ps.719,006 resulting from the excess of the purchase price over the estimated carrying value of the related net assets of OCEN. Under this agreement, the purchase price of this acquisition is subject to be adjusted based on a formula of EBITDA generated by OCEN (as defined) in a three-year period which will end on December 31, 2005. In the first quarter of 2003, the Group made an additional capital contribution to OCEN related to its 40% interest in this company for the amount of Ps.53,415 (see Notes 5 and 17).

     During 2002, the Group sold certain non-strategic businesses of the television broadcasting and publishing segments for an aggregate amount of Ps.9,062, which included a sale transaction with a Company's director for an amount of Ps.1,825, and recognized in other expense a pre-tax loss in disposition of these businesses of Ps.31,864 (see Note 20).

     During 2003, the Group disposed its 10% minority interest in the capital stock of DTS Distribuidora de Television Digital, S.A. ("Via Digital"), a DTH venture in Spain. The disposal was effected by the Group through the sale of a portion of its interest in Via Digital with cash proceeds of approximately 27.5 million euros (Ps.397,078) and the exchange of its remaining investment in this venture for a diminimus interest in Sogecable S.A., a public pay television company in Spain. As a result of these transactions, the Group recognized a pre-tax gain of approximately 30.8 million euros (Ps.445,824), which represented the excess of the cash and non-cash proceeds over the carrying value of the Group's net investment in Via Digital at the transaction dates (see Note 20).

     In May 2003, The Company made initial capital contributions of U.S.$2.5 million (Ps.26,798) to TuTv, LLC, a 50% joint venture with Univision engaged in the distribution of the Company's Spanish-speaking programming packages in the United States.

     In June 2003, the Company completed the acquisition of all the outstanding equity of Telespecialidades, S.A. de C.V. ("Telespecialidades"), a company which was owned by all of the shareholders of Grupo Televicentro, S.A. de C.V. ("Televicentro"), the Group's controlling company. The total consideration paid in the third quarter of 2003 in connection with this acquisition was for the equivalent of U.S.$83 million (Ps.893,698), which was financed with cash on hand. At the time of acquisition, Telespecialidades net assets consisted principally of 4,773,849 shares of the Company's capital stock in the form of 1,591,283 CPOs, which securities were previously owned by Televicentro, and tax loss carryforwards for approximately Ps.6,713,683. Beginning June 30, 2003, the Group recognizes the Company's shares owned by Telespecialidades as a share repurchase.

3.   TRADE NOTES AND ACCOUNTS RECEIVABLE

     Trade notes and accounts receivable as of December 31, 2002 and 2003, consisted of:

                                                                                  2002                2003
                                                                             --------------      --------------
Non-interest bearing notes received as customer deposits and advances.....   Ps.  7,443,024      Ps.  8,042,676
Accounts receivable, including value-added tax receivables related to
   advertising services...................................................        3,148,858           3,334,883
Allowance for doubtful accounts...........................................         (711,982)           (774,505)
                                                                             --------------      --------------
                                                                             Ps.  9,879,900      Ps. 10,603,054
                                                                             ==============      ==============

4.   TRANSMISSION RIGHTS AND PROGRAMMING

     At December 31, 2002 and 2003, transmission rights and programming consisted of:

                                                                                  2002                2003
                                                                             ---------------     ---------------
Transmission rights ...................................................      Ps.   3,971,213     Ps.   4,151,298
Programming............................................................            4,614,690           4,054,370
                                                                             ---------------     ---------------
                                                                                   8,585,903           8,205,668
                                                                             ---------------     ---------------
Non-current portion of:
Transmission rights ...................................................            1,956,079           2,120,747
Programming ...........................................................            3,073,722           2,549,831
                                                                             ---------------     ---------------
                                                                                   5,029,801           4,670,578
                                                                             ---------------     ---------------
Current portion of transmission rights, and programming................      Ps.   3,556,102     Ps.   3,535,090
                                                                             ================    ===============


5.   INVESTMENTS

     At December 31, 2002 and 2003, the Group had the following investments:

                                                                                                     OWNERSHIP %
                                                                                                   AS OF DECEMBER
                                                               2002                2003               31, 2003
                                                          --------------      --------------       --------------
ACCOUNTED FOR BY THE EQUITY METHOD:
Univision (1)...............................              Ps.  2,196,736      Ps.  5,318,436             9.4%
OCEN (see Note 2)...........................                     417,113             457,697            40.0%
DTH TechCo Partners (2) ....................                     182,388              36,095            30.0%
Other.......................................                     171,839             175,940
                                                          --------------      --------------
                                                               2,968,076           5,988,168
                                                          --------------      --------------

OTHER INVESTMENTS:
Deposits in escrow (3)......................                     163,202             148,658
DTH Techco Partners (2).....................                           -              86,125
Univision (1)...............................                      21,760              21,760
Other.......................................                         665              77,069
                                                          --------------      --------------
                                                                 185,627             333,612
                                                          --------------      --------------
                                                          Ps.  3,153,703      Ps.  6,321,780
                                                          ==============      ==============

------------------------

(1) The Group accounts for this investment under the equity method due to the Group's continued ability to exercise significant influence over Univision's operations. As of December 31, 2002 and 2003, the Group owned 13,593,034 shares Class "T" and 16,594,500 shares Class "A" of common stock of Univision, as well as warrants to acquire 2,727,136 shares Class "T" and 6,374,864 shares Class "A" of common stock of Univision (see Note 2). Substantially all of these warrants can be exercised at a price of U.S.$38.261 per share, and expire in December 2017. In 2002, the Group recognized the acquisition cost of 100,000 warrants for an amount of Ps.21,760 as other investments since the shares that may be purchased through these instruments are intended to beheld by the Group as an equity investment in Univision (see Notes 2 and 9). In September 2003, Univision and Hispanic Broadcasting Corporation ("HBC"), a leading Spanish-language radio group in the United States, completed a proposed merger of their businesses following the approval of the U.S. Federal Communications Commission. As a result of this merger, the Group (i) decreased its ownership in Univision from approximately 14.7% to 10.9% on a fully diluted basis; and (ii) increased the carrying value of its investment in Univision by recognizing a net other comprehensive income of approximately U.S.$250.6 million (Ps.2,812,927) in the fourth quarter of 2003 (see Note 15). The Group's ownership stake in Univision as of December 31, 2003, was approximately of 10.7% on a fully diluted basis.

(2) General partnership engaged in providing technical services to DTH ventures in Latin America. During 2003, the Group provided funding to DTH TechCo Partners ("TechCo") for approximately U.S.$7.5 million (Ps.84,284) in the form of long-term notes with principal and interest maturities in 2008, bearing annual interest rate of LIBOR plus 2.5%. As of December 31, 2003, promissory notes and accrued interest receivable due from TechCo were of approximately U.S.$7.7 million (Ps.86,125).

(3) In connection with the disposal of a Group's investment in 1997, the Group granted collateral to secure certain indemnification obligations which consisted, at December 31, 2002 and 2003, of short-term securities of approximately U.S.$15.0 million (Ps.163,202) and U.S.$13.2 million (Ps.148,658), respectively. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to diminimus. The collateral agreement will terminate in approximately four years (see Note 12).



     In 2001, 2002 and 2003, the Group recognized in the consolidated statements of income equity in losses (earnings) of affiliates of Ps.573,816, Ps.1,201,779 and (Ps.28,288), respectively, and in the consolidated other comprehensive income or loss (see Note 15), equity in the loss (gain) from holding non-monetary assets of affiliates of Ps.1,422, Ps.16 and (Ps.63), respectively, equity in the translation loss (gain) effect of affiliates of Ps.198,227, Ps.111,223 and (Ps.154,679), respectively, and in 2002 and 2003, equity in the gain on issuance of shares of associates of Ps.509,434 and Ps.2,883,214, respectively.


6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31, 2002 and 2003, consists of:

                                                                           2002                     2003
                                                                      --------------          --------------
Buildings....................................................         Ps.  6,779,204          Ps.  7,160,757
Buildings improvements.......................................              1,769,044               1,634,628
Technical equipment..........................................             10,124,891              11,399,328
Furniture and fixtures.......................................                539,479                 562,691
Transportation equipment.....................................                986,790               1,084,767
Computer equipment...........................................                819,922                 916,240
                                                                      --------------          --------------
                                                                          21,019,330              22,758,411
Accumulated depreciation.....................................             (9,666,143)            (11,306,059)
                                                                      --------------          ---------------
                                                                          11,353,187              11,452,352
Land.........................................................              3,594,734               3,534,492
Construction in progress.....................................              1,005,424                 613,854
                                                                      --------------          --------------
                                                                      Ps. 15,953,345          Ps. 15,600,698
                                                                      ==============          ===============

     At December 31, 2002 and 2003, the Group's Mexican subsidiaries had technical equipment, transportation equipment and computer equipment of non-Mexican origin totaling Ps.2,746,581 and Ps.2,926,794, respectively, net of accumulated depreciation (see Note 1(h)).

     Had the NCPI been applied to restate all of the Group's net equipment, the net balance of property, plant and equipment as of December 31, 2002 and 2003 would have been Ps.16,796,406 and Ps.16,181,850, respectively.

     Depreciation charged to income in 2001, 2002 and 2003 was Ps.1,013,585, Ps.1,046,228 and Ps.1,281,436, respectively.

     Included in property, plant and equipment are assets held under capital leases, net of accumulated depreciation, of Ps.87,090 and Ps.6,892 as of December 31, 2002 and 2003, respectively.

7.   GOODWILL AND OTHER INTANGIBLE ASSETS - NET

     The balances of goodwill and other intangible assets as of December 31, 2002 and 2003, were as follows (see Note 1(i)):

                                   NET CARRYING AMOUNT                                   ACCUMULATED           NET CARRYING AMOUNT
                                    AS OF DECEMBER 31,        GROSS CARRYING           AMORTIZATION AND        AS OF DECEMBER 31,
                                           2002                   AMOUNT                 WRITE-OFF                   2003
                                  ------------------         -----------------         ----------------        ------------------
Goodwill.......................   Ps.      7,861,336        Ps.      9,521,017         Ps.   (1,953,030)       Ps.      7,567,987
Trademark......................              421,639                   600,571                 (156,097)                  444,474
Television network concession..              554,395                 1,160,425                 (606,030)                  554,395
Licenses and software..........              404,257                   942,350                 (594,894)                  347,456
Internet.......................              138,054                   467,663                 (467,663)                       --
Deferred financing cost........              171,611                   291,402                 (149,631)                  141,771
Other..........................              143,389                   198,816                  (54,741)                  144,075
                                  ------------------         -----------------         ----------------        ------------------
                                  Ps.      9,694,681         Ps.    13,182,244         Ps.   (3,982,086)       Ps.      9,200,158
                                  ==================         =================         =================       ==================


      Amortization of other intangible assets charged to income in 2001, 2002 and 2003, was Ps.534,798, Ps.550,422 and Ps.416,397, respectively, of which Ps.62,731, Ps.48,631 and Ps.2,524, respectively, were recorded as other cost and expenses, (see Note 20), Ps.44,325, Ps.33,626 and Ps.30,494, respectively, were recorded as interest expense (see Note 18) and Ps.33,444 and Ps.7,060 in 2001 and 2002, respectively, were recorded as non-recurring charges in connection with the extinguishment of long-term debt (see Note 19).

      The changes in the net carrying amount of goodwill for the year ended December 31, 2003, were follows:


                                                   FOREING CURRENCY                     ALLOCATED
                                  BALANCE AS OF      TRANSLATION     AMORTIZATION OF   (ADJUSTED)    WRITTE- OFF     BALANCE AS OF
                                DECEMBER 31, 2002    ADJUSTMENTS         GOODWILL       GOODWILL     OF GOODWILL   DECEMBER 31, 2003
                                -----------------    -----------         --------       --------     -----------   -----------------
Consolidated subsidiaries:
    Television broadcasting...    Ps.1,264,106        Ps.     --      Ps. (86,495)    Ps.      --    Ps.      --     Ps.1,177,611
    Publishing distribution...         274,390            12,807          (30,500)             --        (88,805)         167,892
    Other businesses..........          38,099                --           (3,532)             --         (1,150)          33,417
Equity-method investment......       6,284,741           294,527         (340,164)       (26,053)        (23,984)       6,189,067
                                  ------------        ----------      ------------    -----------    ------------    ------------
                                  Ps.7,861,336        Ps.307,334      Ps.(460,691)    Ps.(26,053)    Ps.(113,939)    Ps.7,567,987
                                  ============        ==========      ============    ===========    ============    ============

      Amortization of goodwill in 2001, 2002 and 2003 was Ps.210,672, Ps.455,214 and Ps.460,691, respectively, which was recorded in other expense (see Note 20).

      In 2001, 2002 and 2003, a write-off of unamortized goodwill for the amount of Ps.231,567, Ps.1,109,117 and Ps.113,939, respectively, was recognized in connection with the recoverability evaluation of certain long-lived assets of the Group (see Note 20). In 2002, the write-off of unamortized goodwill was a primary related to the operations of a television broadcasting subsidiary in San Diego and the Group's investment in Argos (see Note 2).

8.    DEBT

      As of December 31, 2002 and 2003, debt outstanding was as follows:

                                                                             2002                             2003
                                                                      --------------------             --------------------
U.S. dollars:
   11.375% Series "A" Senior Notes due 2003................           Ps.          749,062             Ps.               --
   11.875% Series "B" Senior Notes due 2006 (1) (5) .......                         58,132                           59,975
   8.625% Senior Notes due 2005 (2) (5) (6)................                      2,176,020                        2,245,000
   8% Senior Notes due 2011 (3) (5) (6)....................                      3,264,030                        3,367,500
   8.50% Senior Notes due 2032 (4) (5) (6) ................                      3,264,030                        3,367,500
   U.S.$100 million syndicated term loan (7) ..............                      1,088,010                        1,122,500
   Other, including capital leases (8).....................                        113,802                           91,836
                                                                      --------------------             --------------------
                                                                                10,713,086                       10,254,311
                                                                      --------------------             --------------------
Mexican pesos:
   UDI-denominated Notes due 2007 (9) .....................                      3,642,526                        3,640,302
   Ps.800 million term loan (10) ..........................                             --                          800,000
   Bank loans (11) ........................................                        535,856                          293,010
                                                                      --------------------             --------------------
                                                                                 4,178,382                        4,733,312
                                                                      --------------------             --------------------
Other currency debt (12)...................................                        273,603                            1,792
                                                                      --------------------             --------------------
           Total debt......................................                     15,165,071                       14,989,415
Less: long-term maturities.................................                     13,875,887                       14,704,222
                                                                      --------------------             --------------------
          Current portion of long-term debt................           Ps.        1,289,184             Ps.          285,193
                                                                      ====================             ====================

------------------------

(1) These securities are unsecured, unsubordinated obligations of the Company, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, and are senior in right of payment to all future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. Interest on the Series "B" Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 12.49% per annum, and is payable semi-annually.

(2) Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.07% per annum, and is payable semi-annually.

(3) In the third quarter of 2001, the Company issued these Senior Notes, which were priced at 98.793% for a yield to maturity of 8.179%. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41% per annum, and is payable semi-annually.

(4) In the first quarter of 2002, the Company issued these Senior Notes, which were priced at 99.431% for a yield to maturity of 8.553%. A portion of the net proceeds of this offering were used to repay all of the amounts then outstanding under a U.S.$276 million (Ps.2,784,009) bridge loan facility with an original maturity in December 2002. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.94% per annum, and is payable semi-annually.

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

(7) In the third quarter of 2001, the Company refinanced all of the amounts outstanding under a syndicated term loan agreement for the amount of U.S.$400 million. This refinancing was made through a combination of the net proceeds from the issuance of U.S.$300 million Senior Notes due 2011 described above and, in December 2001, a U.S.$100 million syndicated term loan with international commercial banks. Amounts outstanding under this U.S.$100 million term loan are payable in four consecutive semi-annual installments beginning in June 2005 and ending in December 2006 (the first two installments of U.S.$20 million each and the last two installments of U.S.$30 million each), and bear an annual interest rate of LIBOR plus 0.875% for the first three years and 1.125% for the last two years (excluding the effect of the related Mexican withholding tax). Under the terms of this credit agreement, the Company and its restricted subsidiaries engaged in television broadcasting, programming for pay television and programming licensing are required to maintain (a) certain financial coverage ratios related to indebtedness, interest expense and stockholders' equity; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, capital expenditures or investments and liens.

(8) Includes notes payable to banks, bearing annual interest rates which vary between 0.35 and 6.38 points above LIBOR. The maturities of this debt at December 31, 2003, are various from 2004 to 2010.

(9) Notes denominated in Mexican Investment Units ("Unidades de Inversion" or "UDIs"), representing 1,086,007,800 UDIs, with an annual interest rate of 8.15% and maturity in 2007. Interest on these notes is payable semi-annually. The balance as of December 31, 2002 and 2003 includes restatement of Ps.523,231 and Ps.640,302, respectively. The UDI value as of December 31, 2003, was of Ps.3.352003 per one UDI.

(10) In May, 2003, the Company entered into a long-term credit agreement with a Mexican bank for an aggregate amount of Ps.800,000, bearing an average annual interest rate of 8.925% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness, and payable on a 28-day basis. This indebtednnes has two semiannual maturities of Ps.40,000 each in 2004, two semiannual maturities of Ps.120,000 each in 2006 and two quarterly maturities of Ps.240,000 each in 2008. The net proceeds of this long-term loan were primarily used to pay amounts outstanding under the Series "A" Senior Notes which matured in May 2003. Under the terms of this credit agreement, the Company and certain restricted subsidiaries are required to maintain certain financial coverage ratios and are subject to certain restrictive covenants similar to the ratios and covenants under the Company's U.S.$100 million syndicated term loan described above.

(11) It includes a long-term loan payable to a Mexican bank with outstanding balances of Ps.277,715 and Ps.114,469 at December 31, 2002 and 2003, respectively, with equal quarterly installments ending July 2004, and bearing an annual interest rate of the Mexican interbank rate plus 45 basis points, payable on a monthly basis. The terms of this loan include certain financial ratios and covenants to be complied with by the Company and certain restricted subsidiaries similar to the covenants and financial ratios under the Company's U.S.$100 million term loan facility described above. The 2002 balance also includes a long-term loan of Ps.232,907 granted by a commercial Mexican bank in 2001 to refinance the redemption of the Company's Senior Discount Debentures then outstanding, with principal and interest thereof payable on a quarterly basis through May 2006, and annual interest rate equal to the Mexican interbank rate plus 30 basis points. The terms of this loan include certain financial ratios and covenants. The maturities of these loans at December 31, 2003 are various from 2004 to 2008.

(12) Included at December 31, 2002, a long-term loan for approximately 23.6 million Euros (Ps.269,695), with an annual interest rate of EURIBOR plus 0.80% payable on a quarterly basis. This loan was fully paid out in April 2003.



      In February 2000, the Company entered into arrangements under which it may issue unsecured short-term debt up to U.S.$200 million as a part of a Euro-Commercial Paper Program. As of December 31, 2003, no debt had been incurred by the Company under this program.

      MATURITIES OF DEBT

      Debt maturities for the years subsequent to December 31, 2003, excluding capital lease obligations, are as follows:

    2004............................................................................    Ps.     276,553
    2005............................................................................          2,772,317
    2006............................................................................          1,017,972
    2007............................................................................          3,651,649
    2008............................................................................            486,693
    Thereafter......................................................................          6,763,897
                                                                                        ---------------
                                                                                        Ps.  14,969,081
                                                                                        ===============

      Future minimum payments under capital leases for the years subsequent to December 31, 2003, are as follows:

    2004..........................................................................      Ps.       8,640
    2005..........................................................................                6,494
    2006..........................................................................                5,200
                                                                                        ---------------
    Present value of net minimum payments (1).....................................      Ps.      20,334
                                                                                        ===============



------------------------

(1)     Net of amount representing interest of Ps.3,647.


9.    FINANCIAL INSTRUMENTS

      The Group's financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable, accounts payable, debt and derivative instruments. For cash, temporary investments, accounts receivable and payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities and foreign currency contracts are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value. The fair value of warrants to purchase shares of Univision was based upon an option pricing model. The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note
8) was estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of currency option, interest rate swap and share put option agreements is based on quotes obtained from financial institutions.

      In connection with the Senior Notes due 2005, in the third quarter of 2002, the Company entered into currency option agreements with a financial institution on a notional amount of U.S.$100 million. Under such agreements, and subject to the exercise of the options by the parties, as well as the payment of related premiums by the Company, the parties would exchange related U.S. dollars and Mexican pesos at fixed exchange rates in October 2005. In February 2004, the Company declined to exercise these options and remains subject to pay related premiums for an aggregate amount of approximately U.S.$2.8 million in April 2004. The Company has recorded the change in fair value of these agreements in the integral cost of financing (foreign exchange gain or loss). Also, beginning in the fourth quarter of 2002, the Company entered into option agreements to exchange interest rates with a financial institution on a notional amount of U.S.$200 million, and received premiums in cash for an amount of approximately U.S.$3.4 million. The Company has recorded the change in fair value of these agreements together with the amortization of related premiums in the integral cost of financing (interest expense). During 2003, the financial institution declined to exercise these options and the Company recognized the benefit of unamortized premiums. In February 2004, the financial institution exercised the options and the Company entered into swap transactions to exchange interest rates of the Senior Notes due 2005.

      In connection with the Senior Notes due 2011, in the fourth quarter of 2002, the Company entered into an interest rate swap agreement with a financial institution on a notional amount of U.S.$100 million. This agreement involved the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The Company has recorded the change in fair value of this agreement in the integral cost of financing (interest expense). In June 2003, the Company decided to unwind this agreement and received an amount in cash of approximately U.S.$4.6 million, which was recognized as a benefit from this transaction.

      In the third quarter of 2002 and the first quarter of 2003, the Company entered into agreements to sell share put options to financial institutions, and received premiums in cash for an aggregate amount of approximately U.S.$2.2 million. Under these agreements and depending on market conditions the Company had a remaining potential obligation to purchase shares of the Company's common stock. In the second and third quarters of 2003, the financial institutions declined to exercise these options and the Company recognized the benefit of the premiums received under these agreements. The Company recorded the change in fair value of these agreements together with related premiums, in other income or expense.

      The estimated fair values of the Group's financial instruments at December 31, 2002 and 2003 were as follows:

                                                               2002                                        2003
                                                               ----                                        ----
                                                CARRYING VALUE           FAIR VALUE          CARRYING VALUE           FAIR VALUE
                                                --------------           ----------          --------------           ----------
ASSETS:
   Univision warrants (see Note 5)...........  Ps.        21,760         Ps. 1,228,701       Ps.       21,760       Ps.   2,072,573
LIABILITIES:
   Senior Notes due 2005, 2011 and 2032......          8,704,081             8,765,880              8,980,000             9,938,559
   Other long-term debt securities...........            807,194               836,881                 59,975                68,338
   UDI-denominated long-term securities......          3,642,526             3,914,620              3,640,302             4,120,285
   Long-term notes payable to Mexican banks..            510,622               510,622                800,000               844,313
   U.S.$100 million term loan................          1,088,010             1,088,010              1,122,500             1,034,114
DERIVATIVE FINANCIAL INSTRUMENTS:
ASSETS:
   Interest rate swaps.......................              1,148                 1,148                     --                    --
   Share put options.........................              4,674                 4,674                     --                    --
LIABILITIES:
   Foreign currency options..................              3,247                 3,247                 22,155                22,155
   Interest rate swaps.......................                 --                    --                  8,946                 8,946


10.   DTH JOINT VENTURE PROVISIONS

      DTH joint venture provisions as of December 31, 2002 and 2003 resulted from the Group's investments in Innova, S. de R.L. de C.V. ("Innova") and Sky Multi-Country Partners ("SMCP"), and the equity in losses of these joint ventures recognized by the Group in excess of such investments and up to the amount of the guarantees made by the Group in connection with certain capital lease obligations of Innova and SMCP (see Notes 1(g) and 12), are as follows:


                                      2002                       2003
                              ---------------------       ---------------------
Innova (1) ...............    Ps.           886,912      Ps.            881,036
SMCP (2)  ................                  823,753                     412,968
                              ---------------------       ---------------------
                              Ps.         1,710,665      Ps.          1,294,004
                              =====================      ======================

------------------------

(1) Joint venture engaged in providing DTH broadcast satellite pay television services in Mexico, in which the Group has a 60% non-consolidated interest. The concession granted by the Mexican Federal Government for operating this joint venture expires in 2026. The Group's liability position in Innova as of December 31, 2002, was net of long-term notes and interest receivable due from Innova of approximately U.S.$222.9 million (Ps.2,424,829), with principal and interest maturities between 2008 and 2012, bearing annual interest rate of 9.0%. Long-term loans provided to Innova by the Group in 2001 and 2002 amounted to approximately U.S.$79.7 million (Ps.866,927) and U.S.$17.7 million (Ps.192,578), respectively. In September 2003, the Group capitalized the long-term notes and interest receivable from Innova related to its 60% interest in this joint venture for an aggregate amount of U.S.$234.5 million (Ps.2,602,770).

(2) General partnership engaged in providing DTH broadcast satellite pay television services in Latin America outside of Mexico and Brazil, in which the Group has a 30% interest. The Group liability position in SMCP as of December 31, 2003, was net of long-term receivables due from SMCP of approximately U.S.$13.1 million (Ps.147,512), in connection with loans provided to SMCP by the Group in 2003. Capital contributions made to SMCP by the Group in 2001 and 2002 amounted to U.S.$36.2 million (Ps. 374,592) and U.S.$14.8 million (Ps.161,080), respectively. In 2001, News Corp. made equity contributions in this partnership on behalf of the Group of U.S.$15.0 million (Ps.151,305) (see Note 17). In the fourth quarter of 2003, a portion of the SMCP liability provision was reversed by the Group for an amount of approximately U.S.$38.9 million (Ps.436,893) in connection with the expected reduction of the SMCP lease obligation being guaranteed by the Group, resulting from a technical failure that shortened the remaining useful life of the satellite being leased by SMCP. This reversal was recognized by the Group as an equity gain in the consolidated income statement for the year ended December 31, 2003.

11.   PENSION PLANS AND SENIORITY PREMIUMS

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

      Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age
65. The Group has used a 4% discount rate, 2% salary scale, and 5% return on assets rate for 2001, 2002 and 2003. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. No cash contributions to the trusts were made by the Group in 2001. In the fourth quarter of 2002 and 2003, the Group made a cash contribution of approximately Ps.107,144 and Ps.36,068, respectively, to its pension and seniority premium plans. Plan assets were invested in a portfolio that primarily consisted of equity and debt securities (including shares of the Company) as of December 31, 2002 and 2003. Pension and seniority premium benefits are paid when they become due.

      The pension and seniority premium plan liability as of December 31, 2002 and 2003, was as follows:


                                                                        2002                        2003
                                                                 ------------------       ------------------
Actuarial present value of benefit obligations:
   Vested benefit obligations...............................     Ps.        330,760       Ps.        334,949
   Nonvested benefit obligations............................                466,322                  370,327
                                                                 ------------------       ------------------
   Accumulated benefit obligation...........................                797,082                  705,276
   Benefit attributable to projected salaries...............                166,486                  146,612
                                                                 ------------------       ------------------
   Projected benefit obligation.............................                963,568                  851,888
   Plan assets..............................................               (723,427)                (888,748)
                                                                 ------------------       ------------------
   Projected benefit obligation in excess of plan assets....                240,141                  (36,860)
                                                                 ------------------       ------------------
Items to be amortized over a 15-year period:
   Transition obligation....................................                308,509                  279,616
   Unrecognized prior service cost..........................                 27,607                  (79,875)
   Unrecognized net loss from experience differences........                162,071                  (46,728)
                                                                 ------------------       ------------------
                                                                            498,187                  153,013
                                                                 ------------------       ------------------
Net projected asset.........................................               (258,046)                (189,873)
Adjustment needed to recognize minimum liability
     (with the recognition of an intangible asset
     included in other assets)..............................                331,701                       --
                                                                 ------------------       ------------------
Balance sheet liability (asset).............................     Ps.         73,655       Ps.       (189,873)
                                                                 ==================       ==================

      The net pension and seniority premium cost for 2001, 2002 and 2003 was Ps.110,247, Ps.123,555 and Ps.123,406, respectively.


12.   COMMITMENTS AND CONTINGENCIES

       At December 31, 2003, the Group had commitments in an aggregate amount of Ps.387,044, of which Ps.169,984 related to purchase commitments to acquire television technical equipment, Ps.105,356 are construction commitments for building improvements and technical facilities, and Ps.111,704 are commitments for the aquisition of software and related services.

       At December 31, 2003, the Group had commitments for making long-term loans in 2004 to its DTH ventures in Latin America, excluding Mexico, for up to U.S.$17.0 million, and capital contributions to its joint venture for distributing Spanish-speaking programming in the United States for up to U.S.$2.0 million.

       In September 2001, the Company entered into a 50/50 programming joint venture with Endemol, a world leading content developer and producer for television and online platforms based in The Netherlands, to produce and develop content for television and the Internet. As of December 31, 2003, the Group has commitments to acquire from Endemol programming formats through this venture for up to U.S.$40.6 million through 2006.

       The Group has granted collateral in connection with certain indemnification obligations (see Note 5), which includes a deposit of U.S.$13.2 million of short-term securities as of December 31, 2003.

       In June 2003, the Company was notified by the Mexican tax authority, of a federal tax claim made against the Company for approximately Ps.960,657, including penalties and surcharges, for an alleged assets tax liability for the year 1994. The Company believes it has meritorious defense against this claim.

       Furthermore, the Group has guaranteed certain financing and lease obligations of TechCo (see Note 5) for an amount of approximately U.S.$15.8 million (undiscounted).

       Payments to be made by certain Mexican companies in the Group to employees in case of dismissal and under certain circumstances provided by the Mexican labor law will be expensed as incurred.

       At December 31, 2003, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

                                                   THOUSANDS OF
                                                   U.S. DOLLARS
                                                   -----------
       2004..............................          U.S.$17,847
       2005..............................               17,643
       2006..............................               15,618
       2007..............................               11,326
       2008 and thereafter...............               31,888
                                                   -----------
                                                   U.S.$94,322
                                                   ===========

       The Group has guaranteed its 60% proportionate share of Innova's minimum commitment for use of transponders over a period ending in 2015, which is estimated to be an aggregate of approximately U.S.$143.8 million (undiscounted) as of December 31, 2003.

       The Group has also guaranteed its 30% proportionate share of SMCP's minimum commitments for use of transponders over a period ending in 2008, which is estimated to be an aggregate of approximately U.S.$44.1 million (undiscounted) as of December 31, 2003.

       In connection with the Group's acquisition of its 50% interest in Vivelo, Inc., (see Note 2), the Group is required, under certain circumstances, to make additional payments to the sellers of such interest of up to U.S.$1.5 million (Ps.16,838) during a three-year period which will end in April 2005.

       In conjunction with the Group's disposal of its former music recording business (see Note 2), the Group may have to pay certain adjustments to Univision in connection with an audit of the music recording business by Univision, which is expected to be resolved by the parties in 2004. While the Group's management believes that the outcome of this audit will not have a material adverse effect on its financial position or future operating results, no assurance can be given in this regard.

       In the fourth quarter of 2001, a former U.S. subsidiary of the Company, received final proposed adjustments in connection with U.S. Internal Revenue Service audits for fiscal periods ended in 1995, 1996 and 1997. As a result of these audits, the Group made U.S. federal and state income tax and interest payments in 2001 and 2003 of approximately U.S.$14.0 million (Ps.141,550) and U.S.$1.8 million (Ps.19,387), respectively. As of December 31, 2003, the Group has accrued Ps.44,698 representing the Group's estimate of state and other tax liabilities in connection with these matters. These matters did not have, and the Group does not expect that they will have, a material adverse effect on its financial condition or results of operations.

       There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group's management, none of these proceedings will have a material adverse effect on the Group's financial position or results of operations.


13.   CAPITAL STOCK,  STOCK OPTION PLAN AND LONG-TERM RETENTION PLAN

      CAPITAL STOCK

       At December 31, 2002, there were 9,133,043,117 shares of capital stock issued, consisting of 4,590,743,117 Series "A" Shares, 2,271,150,000 Series "L" Shares and 2,271,150,000 Series "D" Shares; and 8,848,394,374 shares of capital stock outstanding, consisting of 4,479,799,524 Series "A" Shares, 2,184,297,425 Series "L" Shares and 2,184,297,425 Series "D" Shares.

      At December 31, 2003, shares of capital stock consisted of:

                                                                                        SERIES "D"
                                              SERIES "A"          SERIES "L"        SHARES (DIVIDEND         TOTAL
                                                SHARES              SHARES          PREMIUM SHARES)          SHARES
                                             ---------------    ---------------    -------------------    ---------------
Authorized and issued....................      4,989,449,767      2,239,549,096          2,239,549,096      9,468,547,959
Acquired  by a Company's trust...........       (430,307,554)                --                     --       (430,307,554)
Acquired by a subsidiary of the Company..       (110,939,672)       (86,848,654)           (86,848,654)      (284,636,980)
                                             ---------------    ---------------    -------------------    ---------------
Outstanding..............................      4,448,202,541      2,152,700,442          2,152,700,442      8,753,603,425
                                             ===============    ===============    ===================    ===============

      Series "L" Shares and Series "D" Shares have limited voting rights. At December 31, 2003, the shares of capital stock issued included 2,239,549,096 Series "A" Shares, 2,239,549,096 Series "L" Shares and 2,239,549,096 Series "D" Shares that are represented, until at least December 2008, by 2,239,549,096 Ordinary Participation Certificates ("CPOs"), each CPO representing one Series "A" Share, one Series "L" Share and one Series "D" Share. Non-Mexican holders of CPOs do not have voting rights with respect to the Series "A" and "D" Shares.

      Under the Company's bylaws, the Company's Board of Directors consists of a minimum of five and a maximum of 20 members, of which the holders of Series "L" Shares and Series "D" Shares, each voting as a class, are entitled to elect two members and two members, respectively.

       Holders of Series "D" Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps.0.0085443938 per share) before any dividends are payable in respect of Series "A" Shares or Series "L" Shares. Until December 10, 2003, holders of Series "D" Shares were also entitled to a premium preference consisting of annual dividends per Series "D" Share of at least 160% of any annual dividend payable per Series "A" Share and Series "L" Share, including the preferred dividend. Beginning December 10, 2003, holders of Series "A" and "L" Shares are entitled to receive the same dividends as holders of Series "D" Shares if shareholders declare dividends in addition to the preferred dividend that holders of Series "D" Shares are entitled to.

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

       In September 2002, in connection with the approval of the Company's shareholders on April 30, 2002 to issue additional Series "A" Shares for a Long-Term Retention Plan, which supplements the Company's existing stock option plan, in an aggregate amount of up to 4.5% of the Company's outstanding capital stock or 430,350,671 Series "A" Shares (a portion of the 8% of the Company's capital stock previously authorized by the shareholders for these plans), and in conjunction with preemptive rights exercised by certain existing holders of Series "A" Shares, the

Company increased its capital stock in the amount of Ps.426 by issuing additional 43,117 Series "A" Shares (not in the form of CPOs), of which Ps.391 were recognized as additional paid-in capital. In December 2003, the Company increased its capital stock in the amount of Ps.4,023,375 by issuing the remaining additional 430,307,554 Serie "A" shares (not in the form of CPOs), of which Ps.3,650,380 were recognized as additional paid-in capital. Following this capital stock increase, the 430,307,554 Series "A" shares were acquired by a Company's trust for the purpose of implementing the Company's Long-Term Retention Plan.

       In April and December 2003, the Company's stockholders approved the cancellation of 94,802,712 shares of capital stock in the form of 31,600,904 CPOs, which were repurchased by the Company in 2000 and 2003.

       At December 31, 2003, the restated tax value of the Company's common stock was Ps.19,621,859.

      STOCK OPTION PLAN

       The Company adopted a stock option plan (the "Plan") that provides, in conjunction with the long-term retention plan described below, for the grant and sale of up to 8% of the Company's capital stock to key Group management. Pursuant to this Plan, through December 31, 2003 the Company had assigned approximately 87 million CPOs at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, which have been registered pursuant to a registration statement on Form S-8 under the Securities Act, can only be transferred to the plan participants when the conditions set forth in the Plan are satisfied. During 2003, 15 million shares of capital stock in the form of 5 million CPOs were exercised pursuant to this Plan for the amount of Ps.71,699 and transferred to the Plan participants.

      LONG-TERM RETENTION PLAN

      In 2003, the Company designated a trust to implement a long-term retention plan (the "Retention Plan") which supplements the Company's existing stock option plan described above, and provides for the grant and sale of the Company's capital stock to key Group's employees. In December 2003, the designated trust acquired approximately 430.3 million Series "A" Shares (not in the form of CPOs) for the purposes of the Company's Retention Plan. Shares assigned to employees under the Retention Plan are estimated to be vested over a period of no less than 10 years from the time the awards are granted. As of December 31, 2003, no shares under the Retention Plan had been assigned to Group employees.


14.   RETAINED EARNINGS

      In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2002 and 2003, the Company's stockholders approved increases to the legal reserve amounting to Ps.73,947 and Ps.38,359, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.

        As of December 31, 2002 and 2003 the Company's stockholders had approved appropriating from retained earnings a reserve amounting to Ps.6,616,401 for the repurchase of shares, at the discretion of management. As of December 31, 2002 and 2003, this reserve has been used for an amount of Ps.880,168 and Ps.1,331,426, respectively, in connection with repurchases of shares made by the Company.

       In September 2002, the Company announced a share repurchase program of up to U.S.$400 million (Ps.4,352,040) over the next three years. Under the terms of the program, the Company may, at the discretion of management, acquire stock subject to legal, market and other conditions at the time of purchase. The Company started repurchasing shares in 2003, and as of December 31, 2003, 94,800,300 shares in the form of 31,600,100 CPOs had been repurchased by the Company under this program for an aggregate amount of Ps.533,431 (nominal Ps.520,187).

      Unappropiated earnings as of December 31, 2002 and 2003 are comprised by
(i) accumulated earnings from prior years for an amount of Ps.14,171,532 and Ps.14,328,478, respectively; (ii) cumulative charges in connection with the acquisition of shares of the Company made by subsidiaries and a trust of the Company for an amount of Ps.3,581,193 and Ps.7,216,705, respectively; and (iii) other unappropriated earnings for an amount of Ps.12,107.

      In April 2003, the Company's stockholders approved the payment of a dividend in the aggregate amount of Ps.571,871 (nominal Ps.550,000), which consisted of Ps.0.18936540977 (nominal) per CPO and Ps.0.05260150265 (nominal) per Series "A" Share (not in the form of a CPO), and was paid in June 2003.

      Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be subject to a 33% income tax to be paid by the companies paying the dividends and applied to the result of multiplying the dividends paid by a factor of 1.4925.

      At December 31, 2003, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.4,022,344. In addition, the payment of dividends is restricted under certain circumstances by the terms of the U.S. dollar loan facility agreement (see Note 8).

15. COMPREHENSIVE INCOME

      Comprehensive income related to the majority interest for the years ended December 31, 2001, 2002 and 2003, was as follows:

                                                                   2001                2002                2003
                                                             -----------------   -----------------   -----------------
Net income ..............................................    Ps.     1,478,936   Ps.       767,176   Ps.     3,596,603
                                                             -----------------   -----------------   -----------------
Other comprehensive (loss) income, net:
     Foreign currency translation adjustments, net (1)...             (547,605)           (142,438)           (152,850)
     Result from holding non-monetary assets, net (2)....             (303,776)            380,274             262,323
     Gain on issuance of shares of Univision (see note 5)                  --              509,434           2,883,214
                                                             -----------------   -----------------   -----------------
Total other comprehensive (loss) income, net.............             (851,381)            747,270           2,992,687
                                                             ------------------  -----------------   -----------------
Comprehensive income.....................................    Ps.       627,555   Ps.     1,514,446   Ps.     6,589,290
                                                             =================   =================   =================

(1) In 2002 and 2003 include the foreign exchange loss of Ps.826,847 and Ps.468,989, respectively which was hedged by the Group's net investment in Univision (see Note 1(c)).

(2) Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax benefit (provision) of Ps.177,974, (Ps.198,428) and (Ps.149,362) for the years ended December 31, 2001, 2002 and 2003, respectively.

      The changes in components of accumulated other comprehensive loss for the years ended December 31, 2001, 2002 and 2003, were as follows:

                                                                 CUMULATIVE        CUMULATIVE
                                    GAIN ON                      RESULT FROM       RESULT FROM      CUMULATIVE        ACCUMULATED
                                  ISSUANCE OF                      HOLDING           FOREIGN        EFFECT OF            OTHER
                                   SHARES OF     ACCUMULATED     NON-MONETARY        CURRENCY        DEFERRED        COMPREHENSIVE
                                  ASSOCIATES   MONETARY RESULT      ASSETS         TRANSLATION         TAXES         (LOSS) INCOME
                                 ------------  ---------------  -------------     -------------    -------------     -------------
Balance at December 31, 2000       Ps.223,590     Ps.(29,984)   Ps.(1,938,753)      Ps.(639,326)   Ps.(2,747,622)    Ps.(5,132,095)
Current year change........               --              --         (303,776)         (547,605)             -- )         (851,381)
                                 ------------     ----------    -------------     -------------    -------------     -------------
Balance at December 31, 2001          223,590        (29,984)      (2,242,529)       (1,186,931)      (2,747,622)       (5,983,476)
Current year change........           509,434             --          380,274          (142,438)              --           747,270
                                 ------------     ----------    -------------     -------------    -------------     -------------
Balance at December 31, 2002          733,024        (29,984)      (1,862,255)       (1,329,369)      (2,747,622)       (5,236,206)
Current year change........         2,883,214             --          262,323          (152,850)              --         2,992,687
                                 ------------     ----------    -------------     -------------    -------------     -------------
Balance at December 31, 2003     Ps.3,616,238     Ps.(29,984)   Ps.(1,599,932)    Ps.(1,482,219)   Ps.(2,747,622)    Ps.(2,243,519)
                                 ============     ==========    =============     =============    =============     =============

      Cumulative result from holding non-monetary assets as of December 31, 2001, 2002 and 2003 is net of a deferred income tax benefit of Ps.405,907, Ps.207,479 and Ps.58,117, respectively.

16.  MINORITY INTEREST

     Minority interest at December 31, 2002 and 2003, consisted of:

                                                                                     2002               2003
                                                                               ---------------    ---------------
Capital stock.............................................................      Ps. 1,066,981     Ps.  1,086,748
Retained earnings.........................................................            479,963            415,539
Cumulative result from holding non-monetary assets........................           (220,580)          (232,542)
Accumulated monetary result...............................................             (4,563)            (4,601)
Cumulative effect of deferred income tax..................................            (65,340)           (65,450)
Net income  for the year..................................................            (71,570)          (121,050)
                                                                               ---------------    ---------------
                                                                                Ps. 1,184,891     Ps.  1,078,644
                                                                               ===============    ===============

17. TRANSACTIONS WITH RELATED PARTIES

      The principal transactions that the Group carried out with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, were as follows:


                                                               2001                 2002                 2003
                                                         -----------------    -----------------    -----------------
Revenues:
    Royalties (Univision) (a).....................       Ps.       784,135    Ps.       809,879    Ps.     1,070,145
    Soccer transmission rights (Univision)........                 102,872               49,158               41,958
    Programming production and transmission
       rights  (b)................................                 296,541              300,965              307,790
    Administrative services (c)...................                  70,980              120,191               69,568
    Interest income...............................                 126,892              177,673              125,955
    Advertising (d)...............................                 250,372              223,262              207,490
                                                         -----------------    -----------------    -----------------
                                                         Ps.     1,631,792    Ps.     1,681,128    Ps.     1,822,906
                                                         =================    =================    =================
Costs:
    Donations.....................................       Ps.        66,176    Ps.        57,591    Ps.        69,472
    Administrative services (c)...................                  25,281               43,109               37,336
    Other.........................................                  58,186               53,566               56,773
                                                         -----------------    -----------------    -----------------
                                                         Ps.       149,643    Ps.       154,266    Ps.       163,581
                                                         =================    =================    =================

------------------------
(a) The Group receives royalties from Univision for programming provided pursuant to a program license agreements, that expire in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% in 2001, and 9% plus an incremental percentage of up to 3% over additional sales in 2002 and 2003.

(b) Services rendered to Innova in 2001 and 2002, and Innova and other affiliates in 2003.

(c) The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d) Advertising services rendered to Innova in 2001, 2002 and 2003, and to Univision in 2002 and 2003, and to OCEN in 2003.

      During 2001, 2002 and 2003, a professional services firm in which a current director and two alternate directors maintain interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.13,747, Ps.9,780 and Ps.8,072, respectively.

      The balances of receivables and (payables) between the Group and affiliates as of December 31, 2002 and 2003, were as follows:

                                                                          2002                 2003
                                                                    -------------        -------------
CIE (see Note 2)..................................                  Ps.  (437,380)       Ps.        --
Coyoacan Films, S.A. de C.V.......................                         10,825                9,872
Editorial Clio, Libros y Videos, S.A. de C.V......                         32,132               23,963
Grupo Triple C, S.A. de C.V.......................                         30,588               29,569
Innova (see Note 10)..............................                        392,700              365,537
News Corp. (see Note 10)..........................                       (163,202)            (168,375)
OCEN (see Note 2) ................................                             --               21,462
Univision (see Note 5)............................                         76,298               96,727
Other.............................................                         61,026               63,685
                                                                    -------------        -------------
                                                                    Ps.     2,987        Ps.   442,440
                                                                    =============        =============

      All significant account balances included in amounts due from affiliates bear interest. In 2001, 2002 and 2003, average interest rates of 19.55%, 14.56% and 7.07% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

      Customer deposits and advances as of December 31, 2002 and 2003 included deposits and advances from affiliates in an aggregate amount of Ps.281,110 and Ps.452,510, respectively, which were made by Univision, Innova and Editorial Clio, Libros y Videos, S.A. de C.V. as of December 31, 2002 and 2003, and CIE and OCEN as of December 31, 2003.

18. INTEGRAL COST OF FINANCING

      Integral cost of financing for the years ended December 31, consisted of:

                                                                    2001               2002              2003
                                                               --------------     --------------     --------------
Interest expense (1)..............................             Ps.  1,323,941     Ps.  1,425,677     Ps.  1,375,770
Interest income...................................                 (1,017,324)          (613,074)          (649,892)
Foreign exchange gain, net (2)....................                    (38,825)          (219,213)          (193,355)
Loss from monetary position (3)...................                    186,500             43,957             82,004
                                                               --------------     --------------     --------------
                                                               Ps.    454,292     Ps.    637,347     Ps.    614,527
                                                               ==============     ==============     ==============

------------------------

(1)   Interest expense in 2001, 2002 and 2003 includes Ps.177,841, Ps.197,190 and Ps.139,331, respectively, derived from the restatement of the Company's UDI-denominated debt securities (see Note 8).

(2) Net foreign exchange gain in 2001, includes losses of Ps.110,494, derived from forward exchange contracts. Net foreign exchange gain in 2002 and 2003 includes a net loss from foreign currency option contracts of Ps.3,013 and Ps.17,825, respectively. Foreign exchange loss in 2002 and 2003 of Ps.826,847 and Ps.468,989, respectively, were hedged by the Group's net investment in Univision and recognized in stockholders' equity as other comprehensive loss (see Notes 1(c) and 15).

(3) The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. Includes monetary loss in 2001, 2002 and 2003 of Ps.205,248, Ps.186,888 and Ps.135,642, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see
      Note 21).

19. RESTRUCTURING AND NON-RECURRING CHARGES

      The restructuring charges in 2001, 2002 and 2003 consisted principally of severance costs in connection with employees who were terminated. All associated costs have been expensed as incurred.

      In 2001, the Company early extinguished a significant amount of its long-term debt outstanding (see Note 8), and recognized related premiums, consent fees, unamortized financing costs (see Note 7) and other expenses of Ps.63,126 as non-recurring charges in the consolidated income statements.

      In 2002, the Company recognized a non-recurring charge of Ps.338,322 taken in connection with the write-off of exclusive rights letters for soccer players, as well as a Ps.169,930 non-recurring charge related to the drawdown by DirecTV under a letter of credit posted by the Company in connection with certain arrangements between DirecTV and the Company to broadcast the 2002 World Cup, which amount is in dispute by the parties.

      In 2003, the Company recognized a non-recurring charge of Ps.284,200 taken in connection with the payment of vested and non-vested salary benefits to certain Group's union employees, as a part of the Company's continuing cost-cutting efforts, as well as a non-recurring charge of Ps.164,576 taken in connection with an estimate for the disposal of certain long-lived assets and associated costs related to the Group's nationwide paging business based on the evaluation of the recoverability of the assets.

20. OTHER EXPENSE - NET

      Other (income) expense is analyzed as follows:

                                                                  2001                2002              2003
                                                              --------------    --------------     --------------
(Gain) loss on disposition of investments, net
   (see Note 2)...................................            Ps.   (306,335)   Ps.     37,610     Ps.   (444,155)
Amortization of goodwill (see Note 7).............                   210,672           455,214            460,691
Costs incurred in DTH investments (1).............                    30,080            30,080                 --
Provision for doubtful non-trade accounts and
   write-off of other receivables ................                   191,664            69,096             10,630
Write-off of goodwill (see Notes 2 and 7).........                   231,567         1,109,117            113,939
Donations (see Note 17)...........................                   130,587           117,978            161,903
Financial advisory and professional services (2)..                   109,684           110,257             51,320
Loss on disposition of fixed assets...............                   100,407           138,088            212,497
Penalties and surcharges..........................                        --            72,546                 --
Uncredited foreign income tax.....................                        --            48,089                 --
Miscellaneous other expense (income) - net........                    23,776            30,863            (23,569)
                                                              --------------    --------------     --------------
                                                              Ps.    722,102    Ps.  2,218,938     Ps.    543,256
                                                              ==============    ==============     ==============

(1) In 2001 and 2002, these costs include the amortization of DTH development costs of Ps.30,080 for each year.

(2) Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 12 and 17).

21. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

      The Company is authorized by the Mexican tax authorities to compute its income tax and assets tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 60% of their share ownership in such subsidiaries. The assets tax is computed on a fully consolidated basis.

      The Mexican corporate income tax rate in 2001 and 2002 was 35%, and in 2003 was 34%. In accordance with the Mexican Income Tax Law, the corporate income tax rate applicable to Mexican companies will be gradually reduced annually by 1% effective 2003 until it reaches 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate reduced the Group's deferred income tax liability in 2002 and 2003.

      In 2001, companies were allowed to pay the income tax liability computed at a 30% rate with the remaining 5% of the liability due when the taxable income of the year is distributed to shareholders. Effective 2002, this option is no longer allowed. At December 31, 2003, the amount of payments deferred of this provision of the income tax law totaled Ps.64,817.

      The income tax provision for the years ended December 31, 2001, 2002 and 2003, was comprised as follows:

                                                          2001               2002               2003
                                                     --------------     --------------     --------------
Income tax and assets tax - current...............   Ps.    756,203     Ps.    934,340     Ps.  1,046,027
Income tax and assets tax - deferred..............         (185,673)          (627,349)          (332,068)
                                                     --------------     --------------     --------------
                                                     Ps.    570,530     Ps.    306,991     Ps.    713,959
                                                     ==============     ==============     ==============

      The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income tax and the assets tax.

                                                                                               %
                                                                                  ----------------------------
                                                                                   2001      2002         2003
                                                                                  ------    ------        ----
Tax at the statutory rate on income before provisions......................           35        35          34
Differences in restatement (a) ............................................           (5)        7           2
Hedge......................................................................           --       (26)         (3)
Non-deductible items.......................................................            2         7           4
Special tax consolidation items............................................            9         2          (1)
Unconsolidated income tax..................................................          (30)       38           6
Minority interest..........................................................            9        (2)         11
Excess in tax provision of prior years.....................................           (4)      (17)          4
Changes in valuation allowances:
    Goodwill...............................................................            2        42          --
    Assets tax.............................................................            1        (7)          6
    Tax loss carryforwards.................................................           --        26          --
Effect of change in income tax rates.......................................           --       (25)          4
Foreign operations.........................................................            3       (51)        (18)
Discontinued operations....................................................           (3)       (1)         --
Cumulative effect of accounting change.....................................            2        --          --
Use of unconsolidated tax loss carryforwards (b)...........................           --        --         (32)
                                                                                  ------    ------        ----
Provision for income tax and the assets tax................................           21        28          17
                                                                                  ======    ======      ======

------------------------------

(a) This amount represents the effect of using different methods of calculating inflation adjustments for tax purposes and book purposes, which includes the net effect of differences between tax and accounting practices in calculating the inflation effects of customer deposits, interest expense and interest income.

(b) This amount represents the effect of the use of tax loss carryforwards arising from the acquisition of Telespecialidades in June 2003 (see Note
      2).

      The Group has tax loss carryforwards at December 31, 2003, as follows:

                                                                         AMOUNT                   EXPIRATION
                                                                    --------------              --------------
Operating tax loss carryforwards:
    Consolidated ...............................................      Ps.1,678,085                  2013
    Unconsolidated:
       Mexican subsidiaries (1).................................            56,615           From 2004 to 2013
       Non-Mexican subsidiaries (2).............................         1,114,497           From 2004 to 2023
                                                                    --------------
                                                                         2,849,197

Capital tax loss carryforwards:
    Unconsolidated Mexican subsidiary (3).......................           370,326           From 2009 to 2013
                                                                    --------------
                                                                    Ps.  3,219,523
                                                                    ==============

-------------------

(1) During 2001, 2002 and 2003, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.557,207, Ps.1,089,980 and Ps.6,415,855, respectively.

(2) Approximately the equivalent of U.S.$99.3 million for subsidiaries in Spain, South America and the United States.

(3) These carryforwards can only be used in connection with capital gains to be generated by such subsidiary.

      The assets tax rate is 1.8%. The assets tax paid in excess of the income tax in the previous ten years can be credited in future years if the amount of the income tax in subsequent years is in excess of the assets tax. As of December 31, 2003, the Company had Ps.1,794,261 of assets tax subject to be credited and expiring between 2007 and 2013.

      The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

      The deferred taxes as of December 31, 2002 and 2003, were principally derived from the following temporary differences:

                                                                                 2002               2003
                                                                            ---------------    ----------------
ASSETS:
  Accrued liabilities.............................                          Ps.    634,673     Ps.     503,173
  Goodwill........................................                                 871,298             833,197
  Tax loss carryforwards..........................                                 297,137             856,810
  Allowance for doubtful accounts.................                                 292,781             353,603
  Customer advances...............................                               1,236,244           1,452,949

LIABILITIES:
  Inventories.....................................                              (1,859,448)         (1,267,319)
  Property, plant and equipment -- net............                              (1,166,256)         (1,229,717)
  Other items.....................................                                (527,417)           (399,955)
  Innova..........................................                              (1,370,199)         (1,579,306)
                                                                            --------------     ---------------
  Deferred-income taxes of Mexican companies......                              (1,591,187)           (476,565)
  Deferred tax of foreign subsidiaries............                                (370,439)           (374,133)
  Assets tax......................................                               1,606,547           1,855,702
  Valuation allowances............................                              (2,041,411)         (2,248,239)
                                                                            --------------     ---------------
  Deferred income tax liability...................                              (2,396,490)         (1,243,235)
  Effect of change of income tax rates............                                 279,674              88,779
                                                                            --------------     ---------------
  Deferred tax liability -- net...................                          Ps. (2,116,816)    Ps.  (1,154,456)
                                                                            ==============     ===============

      The change in the deferred income tax liability for the years ended December 31, 2001, 2002 and 2003, representing a charge (credit) Ps.251,328, (Ps.213,200) and Ps.962,360, respectively, was recorded against the following accounts:

                                                                  2001                 2002               2003
                                                             --------------     --------------      --------------
Credits to the gain from monetary position........           Ps.     89,212     Ps.    102,668      Ps.   80,956
Credits (charges) to the result from holding
   non-monetary assets ...........................                  177,974           (198,428)           (149,362)
(Charges) credits  to the provision for deferred
   income tax ....................................                  (19,575)           440,461             196,426
Credits (charges) to the discontinued operations .                    3,717           (557,901)             30,191
Acquisition of Telespecialidades (see Note 2) ....                       --                 --             804,149
                                                             --------------     --------------      --------------
                                                             Ps.    251,328     Ps.   (213,200)     Ps.    962,360
                                                             ==============     ==============      ==============

      Additionally, the provision for deferred income tax for the years ended December 31, 2001, 2002 and 2003 was credited by Ps.205,248, Ps.186,888 and
Ps.135,642, respectively, representing the effect on restatement of the non-monetary items included in the deferred tax calculation, which was originally accounted for in the result from monetary position and then reclassified to the provision for deferred income tax (see Note 18). Consequently, the provision for deferred tax for the years ended December 31, 2001, 2002 and 2003, was a benefit of Ps.185,673, Ps.627,349 and Ps.332,068, respectively.

22. DISCONTINUED OPERATIONS

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

      Discontinued operations of the music recording segment are presented as follows:

                                                                   2001               2002              2003
                                                               -------------     --------------    ---------------
Income from music recording operations....................     Ps.    14,622     Ps.      1,760    Ps.         --
Gain (loss) on disposal of music recording operations, net
    of  an income tax provision of Ps. 557,902 and
    an income tax benefit of Ps.30,191 for the year
    ended December 31, 2002 and 2003, respectively  (1)...               --           1,103,250           (64,157)
                                                               -------------     --------------    ---------------
                                                               Ps.    14,622     Ps.  1,105,010    Ps.    (64,157)
                                                               =============     ==============    ===============

------------------------
(1) In 2002, the costs and expenses related to the disposal of the Group's music recording operations, amounted to approximately Ps.895,672, which included fees of Ps.89,577 for financial advisory services provided to the Group by a professional services firm in which a current director of the Company maintains an interest, and advertising time for an aggregate amount of Ps.163,202 rendered and to be provided to Univision by the Group in a three-year period following this disposal (see Note 17). In 2003, the Group incurred in additional costs and expenses related to this disposal for an amount of approximately Ps.94,348.

      Summarized information on results of the discontinued music recording operations for the year ended December 31, 2001, and for the period from January 1, 2002 through the closing date in March 2002, is as follows:

                                                                  2001                 2002
                                                                  ----                 ----
Net sales.........................................         Ps.  1,086,022       Ps.    215,583
Cost of sales.....................................                804,399              157,414
Operating expenses................................                184,422               37,484
Depreciation and amortization.....................                  4,394                  800
Operating income..................................                 92,807               19,885
Income before income tax..........................                 78,138               12,315
Income taxes......................................                 63,516               10,555
Net income from discontinued operations...........                 14,622                1,760

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

23.   EARNINGS PER CPO/SHARE

      During the years ended December 31, 2001, 2002 and 2003, the weighted average of outstanding shares, CPOs and Series "A" Shares (not in the form of CPO units) was as follows:

                                                              2001                2002               2003
                                                              ----                ----               ----
Shares............................................        8,877,087,751       8,853,846,396       8,794,461,912
CPOs..............................................        2,193,876,256       2,186,138,824       2,166,319,938
Series "A" Shares (not in the form of CPO units)..        2,295,458,982       2,295,458,982       2,295,502,099

      Earnings (loss) per CPO and per Series "A" Share (not in the form of a CPO unit) for the years ended December 31, 2001, 2002 and 2003, are presented as follows:

                                     2001                      2002                      2003
                              --------------------    -----------------------     --------------------
                                        PER SERIES                 PER SERIES               PER SERIES
                               PER          "A"          PER           "A"          PER         "A"
                               CPO         SHARE         CPO          SHARE         CPO        SHARE
                               ---         -----         ---          -----         ---        -----
Continuing operations ...     Ps.0.54     Ps.0.18     Ps. (0.12)    Ps. (0.04)    Ps.1.23     Ps.0.41
Discontinued operations .          --          --          0.36          0.12          --          --
Cumulative loss effect of
    accounting change ...       (0.03)      (0.01)           --            --          --          --
                              -------     -------     ---------     ---------     -------     -------
Net income .............      Ps.0.51     Ps.0.17     Ps.  0.24     Ps.  0.08     Ps.1.23     Ps.0.41
                              =======     =======     =========     =========     =======     =======

24.   FOREIGN CURRENCY POSITION

      The foreign currency position of monetary items of the Group at December 31, 2003, was as follows:

                      FOREIGN CURRENCY         YEAR-END
                          AMOUNTS            EXCHANGE RATE            MEXICAN PESOS
                      ----------------      ----------------         ---------------
                        (THOUSANDS)

ASSETS:
   U.S. dollars ...        415,988           Ps.  11.2250           Ps.  4,669,465
   Euros ..........          2,860                14.2500                   40,755
   Chilean pesos ..      9,093,212                 0.0189                  171,862
   Colombian pesos      24,034,000                 0.0040                   96,136
   Other currencies         16,423                     --                   33,093

LIABILITIES:
   U.S. dollars (1)      1,133,732           Ps.  11.2250           Ps. 12,726,142
   Euros ..........            708                14.2500                   10,089
   Chilean pesos ..      8,931,500                 0.0189                  168,805
   Colombian pesos      18,964,495                 0.0040                   75,858
   Other currencies          7,883                     --                   42,474



----------
(1) Includes U.S.$600 million (Ps.6,735,000) of long-term securities being hedged by the Group's net investment in Univision (see Note 1(c)).


      The foreign currency position of non-monetary items as of December 31, 2003, was as follows:

                                          FOREIGN         YEAR-END
                                          CURRENCY        EXCHANGE         MEXICAN
                                          AMOUNTS           RATE          PESOS (1)
                                          -------           ----          ---------
                                        (THOUSANDS)
PROPERTY, PLANT AND EQUIPMENT:

   U.S. dollars ....................        156,731     Ps.  11.2250     Ps.1,759,305
   Japanese yen ....................      4,480,979           0.1070          479,465
   Euros ...........................         16,341          14.2500          232,859
   Colombian pesos .................      7,951,415           0.0040           31,806
   Pounds sterling .................          1,214          20.3200           24,668
   Other currencies ................        467,071               --           40,289

TRANSMISSION RIGHTS AND PROGRAMMING:

   U.S. dollars ....................        352,772     Ps.  11.2250     Ps.3,959,866

   Colombian pesos .................      6,008,388           0.0040           24,034
   Chilean pesos ...................      3,779,229           0.0189           71,427
   Peruvian nuevo sol ..............          3,026           3.2404            9,805
   Other currencies ................          2,037               --           12,362

(1) Amounts translated at the year-end exchange rates for reference purposes only; does not indicate the actual amounts accounted for in the financial statements.

      Transactions incurred during 2003 in foreign currencies were as follows:

                                                        U.S. DOLLAR
                                                       EQUIVALENT OF
                                                       OTHER FOREIGN
                                                         CURRENCY      TOTAL U.S.     MEXICAN
                                         U.S. DOLLAR    TRANSACTIONS     DOLLAR      PESOS (1)
                                         -----------    ------------     ------      ---------
                                         (THOUSANDS)    (THOUSANDS)   (THOUSANDS)
INCOME:
   Revenues ..........................     $ 287,455     $ 126,768     $ 414,223     Ps.4,649,653
   Other income ......................        16,276        41,408        57,684          647,503
   Interest income ...................        18,883           602        19,485          218,719
                                           ---------     ---------     ---------     ------------
                                           $ 322,614     $ 168,778     $ 491,392     Ps.5,515,875
                                           =========     =========     =========     ============
PURCHASES, COSTS AND EXPENSES:

   Purchases of inventories ..........     $ 161,876     $   9,547     $ 171,423     Ps.1,924,223
   Purchases of property and equipment        12,670         2,728        15,398          172,843
   Investments .......................        27,979            --        27,979          314,064
   Costs and expenses ................       200,952       134,863       335,815        3,769,523
   Interest expense ..................        72,655           537        73,192          821,580
                                           ---------     ---------     ---------     ------------
                                           $ 476,132     $ 147,675     $ 623,807     Ps.7,002,233
                                           =========     =========     =========     ============

----------
(1) Income statement amounts translated at the year-end exchange rate of Ps.11.225 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

      As of December 31, 2003 the exchange rate was Ps.11.225 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

      As of February 25, 2004, the exchange rate was Ps.11.095 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

25.   SEGMENT DATA

      The Group's segment data is prepared in accordance with Bulletin B-5 "Financial Information by Segments" issued by the MIPA in April 2003. Before that date, segment data was prepared in accordance with International Accounting Standard No. 14. The adoption of Bulletin B-5 in 2003 did not have a significant impact on the Group's consolidated financial statements. Reportable segments are those that are based on the Group's method of internal reporting.

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

      PROGRAMMING LICENSING

      The programming licensing segment consists of the international licensing of television programming. Programming licensing revenues are derived from international program licensing fees.

      PUBLISHING

      The publishing segment primarily consists of publishing Spanish-language magazines in Mexico, the United States and Latin America. Publishing revenues include subscriptions, sales of advertising space and magazine sales to distributors.

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

      The table below presents information by segment for the years ended December 31, 2001, 2002 and 2003.

                                                                                    OPERATING
                                                                                      INCOME
                                                                                      (LOSS)
                                                                                      BEFORE         DEPRECIATION
                                                                                   DEPRECIATION          AND            OPERATING
                                 TOTAL         INTERSEGMENT      CONSOLIDATED           AND          AMORTIZATION         INCOME
                                REVENUES         REVENUES          REVENUES        AMORTIZATION        EXPENSE            (LOSS)
                                --------         --------          --------        ------------        -------            ------
2001:

Television broadcasting ..    Ps.13,980,141    Ps.  154,738      $ 13,825,403      Ps.5,305,526      Ps.  884,452      Ps.4,421,074
Programming for pay
  television .............          565,167          76,915           488,252            44,090            41,262             2,828
Programming licensing ....        1,544,033              --         1,544,033           334,801            15,434           319,367
Publishing ...............        1,763,156          19,708         1,743,448           306,953            49,267           257,686
Publishing distribution ..          985,937          16,816           969,121            22,442            13,559             8,883
Cable television .........        1,189,421             589         1,188,832           364,070           103,490           260,580
Radio ....................          259,059          15,207           243,852             6,997            23,559           (16,562)
Other businesses .........        1,896,736         287,556         1,609,180          (316,273)          276,860          (593,133)
Eliminations and corporate
  expenses ...............         (571,529)       (571,529)               --          (148,559)               --          (148,559)
                              -------------    ------------      ------------      ------------      ------------      ------------
Consolidated total .......    Ps.21,612,121    Ps.       --      $ 21,612,121      Ps.5,920,047      Ps.1,407,883      Ps.4,512,164
                              =============    ============      ============      ============      ============      ============


2002:

Television broadcasting ..    Ps.14,596,503    Ps.  104,661      $ 14,491,842      Ps.5,700,462      Ps.  954,591      Ps.4,745,871
Programming for pay
television ...............          632,209          59,278           572,931           107,444            44,788            62,656
Programming licensing ....        1,461,051              --         1,461,051           238,582            11,924           226,658
Publishing ...............        1,750,040          27,163         1,722,877           281,917            28,661           253,256
Publishing distribution ..        1,397,200          11,717         1,385,483            15,495            17,422            (1,927)
Cable television .........        1,152,268             499         1,151,769           337,247           127,773           209,474
Radio ....................          194,501          43,647           150,854           (30,433)           17,124           (47,557)
Other businesses .........        1,610,395         130,629         1,479,766          (158,908)          305,051          (463,959)
Eliminations and corporate
  expenses ...............         (377,594)       (377,594)               --          (149,222)               --          (149,222)
                              -------------    ------------      ------------      ------------      ------------      ------------
Consolidated total .......    Ps.22,416,573    Ps.       --      $ 22,416,573      Ps.6,342,584      Ps.1,507,334      Ps.4,835,250
                              =============    ============      ============      ============      ============      ------------

2003:

Television broadcasting ..    Ps.15,387,002    Ps.   70,112      $ 15,316,890      Ps.6,540,214      Ps.  923,148      Ps.5,617,066
Programming for pay
  television .............          699,677          55,877           643,800           154,316            39,613           114,703
Programming licensing ....        1,630,155              --         1,630,155           498,028             7,406           490,622
Publishing ...............        1,787,753           6,875         1,780,878           346,132            18,893           327,239
Publishing distribution ..        1,776,224           6,617         1,769,607             8,644            20,266           (11,622)
Cable television .........          986,507           4,872           981,635           301,423           180,509           120,914
Radio ....................          249,306          47,079           202,227            22,486            15,537             6,949
Other businesses .........        1,361,278         123,257         1,238,021          (150,759)          319,868          (470,627)
Eliminations and corporate
  expenses ...............         (314,689)       (314,689)               --          (149,307)               --          (149,307)
                              -------------    ------------      ------------      ------------      ------------      ------------
Consolidated total .......    Ps.23,563,213    Ps.       --      $ 23,563,213      Ps.7,571,177      Ps.1,525,240      Ps.6,045,937
                              =============    ============      ============      ============      ============      ============

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

      The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2001, 2002 and 2003.

                                                          SEGMENT          ADDITIONS TO
                                    SEGMENT ASSETS      LIABILITIES      PROPERTY, PLANT
                                     AT YEAR-END        AT YEAR-END        AND EQUIPMENT
                                    --------------     -------------     ---------------
2001:
Continuing operations:
   Television operations (1) ...     Ps.35,533,006     Ps.16,784,453     Ps.   994,519
   Publishing ..................         1,495,155           316,400            11,454
   Publishing distribution .....           945,477           244,979             7,825
   Cable television ............         1,885,988           284,577           419,487
   Radio .......................         1,104,974            35,112             2,487
   Other businesses                      3,933,179         1,627,869            35,566
                                     -------------     -------------     -------------
                                        44,897,779        19,293,390         1,471,338
Discontinued operations:
   Music recording (see Note 22)           801,126           186,974               642
                                     -------------     -------------     -------------
          Total ................     Ps.45,698,905     Ps.19,480,364     Ps. 1,471,980
                                     =============     =============     =============

2002:
Continuing operations:
   Television operations (1) ...     Ps.38,637,414     Ps.17,448,542     Ps. 1,147,581
   Publishing ..................         1,612,364           178,176             3,643
   Publishing distribution .....           966,549           374,275            15,429
   Cable television ............         2,189,958           599,168           190,481
   Radio .......................           412,366            47,921            11,236
   Other businesses ............         3,818,459         2,815,426            39,392
                                     -------------     -------------     -------------
         Total .................     Ps.47,637,110     Ps.21,463,508     Ps. 1,407,762
                                     =============     =============     =============
2003:
Continuing operations:
   Television operations (1) ...     Ps.42,178,645     Ps.19,130,544     Ps.   750,970
   Publishing ..................         1,859,246           364,131            10,625
   Publishing distribution .....           969,539           394,956            21,179
   Cable television ............         2,115,790           485,226           176,260
   Radio .......................           423,523            51,009            14,049
   Other businesses ............         3,322,730         1,892,333            79,138
                                     -------------     -------------     -------------
         Total .................     Ps.50,869,473     Ps.22,318,199     Ps. 1,052,221
                                     =============     =============     =============

----------
(1) Segment assets and liabilities information is not maintained by the Group for each of the television broadcasting, programming for pay television and programming licensing segments. In management's opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.

     Segment assets reconcile to total assets as follows:

                                                                     2001               2002                2003
                                                                     ----               ----                ----
Segment assets....................................             Ps. 45,698,905     Ps. 47,637,110     Ps. 50,869,473
Non trade long-term receivables...................                      7,111              5,942                 --
Investments attributable to:
   Television operations(1).......................                  1,462,500          7,866,450         10,976,209
   Other segments.................................                  3,878,115            471,692            543,418
   DTH ventures(2)................................                    278,328            376,577            350,954
Goodwill - net attributable to:
   Television operations..........................                  2,295,810          1,264,106          1,177,354
   Cable television...............................                    111,940                 --                 --
   Publishing distribution........................                    272,964            274,389            167,892
   Other segments.................................                     67,545            761,826            673,940
                                                               --------------     --------------     --------------
Total assets......................................             Ps. 54,073,218     Ps. 58,658,092     Ps. 64,759,240
                                                               ==============     ==============     ==============


----------
(1) Includes goodwill attributable to equity investments of Ps.2,295, Ps.5,476,406 and Ps.5,447,326 in 2001, 2002 and 2003, respectively.

(2) Includes goodwill attributable to investments in DTH ventures of Ps.61,392, Ps.84,610 and Ps.101,475 in 2001, 2002 and 2003, respectively.

     Equity method income for the years ended December 31, 2001, 2002 and 2003 attributable to television operations, equity investments approximated Ps.39,400, Ps.57,119 and Ps.116,207, respectively.

      Segment liabilities reconcile to total liabilities as follows:

                                                                2001                 2002                 2003
                                                                ----                 ----                 ----
Segment liabilities...............................        Ps.   19,480,364    Ps.   21,463,508     Ps.   22,318,199
Notes payable and long-term debt not
  attributable to segments........................              14,009,147          15,022,128           14,914,714
                                                          ----------------    ----------------     ----------------
Total liabilities.................................        Ps.   33,489,511    Ps.   36,485,636     Ps.   37,232,913
                                                          ================    ================     ================


     GEOGRAPHICAL SEGMENT INFORMATION

                                                                                                       ADDITIONS TO
                                                                                      SEGMENT           PROPERTY,
                                                                 TOTAL NET           ASSETS AT          PLANT AND
                                                                   SALES             YEAR-END           EQUIPMENT
                                                                   -----             --------           ---------
2001:

   Mexico.........................................            Ps.   18,640,421    Ps.  43,348,435    Ps.    1,438,586
   Other countries................................                   2,971,700          2,350,470              33,394
                                                              ----------------    ---------------    ----------------
                                                              Ps.   21,612,121    Ps.  45,698,905    Ps.    1,471,980
                                                              ================    ===============    ================
2002:

   Mexico.........................................            Ps.   18,948,923    Ps.  43,104,122    Ps.    1,381,550
   Other countries................................                   3,467,650          4,532,988              26,212
                                                              ----------------    ---------------    ----------------
                                                              Ps.   22,416,573    Ps.  47,637,110    Ps.    1,407,762
                                                              ================    ===============    ================
2003:

   Mexico.........................................            Ps.   19,461,254    Ps.  47,347,399    Ps.    1,005,575
   Other countries................................                   4,101,959          3,522,074              46,646
                                                              ----------------    ---------------    ----------------
                                                              Ps.   23,563,213    Ps.  50,869,473    Ps.    1,052,221
                                                              ================    ===============    ================


      Net sales are attributed to countries based on the location of customers.

26. DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP

      The Group's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between Mexican GAAP and U.S. GAAP are presented below, together with explanations of certain adjustments that affect net income and shareholders' equity as of and for the years ended December 31:

      RECONCILIATION OF NET INCOME (LOSS)

                                                                  2001               2002               2003
                                                            ---------------    ---------------    ---------------
Net income as reported under Mexican GAAP ...............   Ps.   1,478,936    Ps.     767,176    Ps.   3,596,603
U.S. GAAP adjustments:
 (a) Capitalization of financing costs, net of
     depreciation........................................            69,435             17,516             19,758
 (b) Deferred costs, net of amortization ................            16,807             24,125            205,082
 (c) Equipment restatement, net of amortization .........          (118,072)          (105,873)            64,573
 (d) Purchase accounting adjustments:
     Amortization of broadcast license and network
     affiliation agreements .............................           (95,111)                --             (6,100)
     Depreciation of fixed assets .......................            (8,758)           (10,326)           (10,326)
     Amortization of other assets .......................            (4,120)            (4,120)            (4,164)
     Amortization of goodwill on acquisition of Bay City             92,316                 --                 --
     Amortization of goodwill on acquisition of minority
     interest in Editorial Televisa .....................           (57,330)                --                 --
     Amortization of negative goodwill on acquisition of
     additional interests in Univision ..................            18,087                 --                 --
 (e) Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill amortization .....                --            455,214            460,691
     Reversal of Mexican GAAP impairment of goodwill ....                --            816,008             88,805
     Reversal of Mexican GAAP amortization of intangible
     assets with indefinite lives .......................                --             93,724                 --
 (f) Equity method investees ............................          (581,049)          (723,471)        (1,021,058)
 (g) Adjustment to gain on sale of music recording
     business ...........................................                --           (276,101)                --
 (h) Derivative financial instruments ...................         2,663,768         (1,223,787)         1,330,338
 (i) Pension plan costs and seniority premiums ..........            (2,581)             1,345               (372)
 (j) Employee stock option plan .........................            65,440              5,409           (466,993)
 (k) Production and film costs ..........................          (742,111)          (347,064)           648,860
 (l) Deferred income taxes and employee profit sharing:
     Deferred income taxes (1) ..........................          (662,123)           592,658         (2,175,610)
     Deferred employees profit sharing (1) ..............            44,459             24,478             80,216
 (m) Minority interest on U.S. GAAP adjustment (k) ......                --              8,372               (809)
 (n) Effects of inflation accounting on U.S. GAAP
     adjustments ........................................           116,036            (11,119)            (5,289)
                                                            ---------------    ---------------    ---------------
Net income before cumulative effect of change in
accounting principles ...................................         2,294,029            104,164          2,804,205
     Cumulative effect of change in accounting principles
     (In 2001: SoP 00-2(k), Ps.863,841 net of tax benefit
     of Ps.465,144; and in 2002: SFAS 141(d), and
     SFAS 142(e), Ps.1,281,782, net of write off of
     negative goodwill of Ps.325,540 and tax benefit of
     Ps.435,006) ........................................          (863,841)        (1,281,782)                --
                                                            ---------------    ---------------    ---------------
 Net income (loss) under U.S. GAAP ......................   Ps.   1,430,188    Ps.  (1,177,618)   Ps.   2,804,205
                                                            ===============    ===============    ===============

(1)   Net of inflation effects.

RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                                                2002              2003
                                                                           --------------    --------------
Total stockholders' equity under Mexican GAAP ..........................   Ps. 22,172,456    Ps. 27,526,327
                                                                           --------------    --------------
U.S. GAAP adjustments:
 (a) Capitalization of financing costs, net of depreciation ............         (832,955)         (813,197)
 (b) Deferred costs, net of amortization ...............................         (349,160)         (144,078)
 (c) Equipment restatement, net of depreciation ........................          596,825           370,384
 (d) Purchase accounting adjustments:
     Broadcast license and network affiliation agreements ..............          136,242           130,142
     Fixed assets ......................................................           87,766            77,440
     Other assets ......................................................           53,798            52,050
     Goodwill on acquisition of Bay City ...............................       (1,882,439)       (1,882,439)
     Goodwill on acquisition of minority interest in Editorial Televisa         1,157,551         1,157,551
     Goodwill on acquisition of additional interests in Univision ......         (560,576)         (560,576)
 (e) Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill amortization ....................          455,214           915,905
     Reversal of Mexican GAAP impairment of goodwill related to Bay City          816,008           816,008
     Reversal of Mexican GAAP amortization of intangible assets with
     indefinite lives ..................................................           93,724            93,724
     Impairment of goodwill of distribution segment ....................         (348,729)         (272,730)
 (f) Equity method investees ...........................................         (902,750)       (1,923,808)
 (g) Adjustment to gain on sale of music recording business ............         (276,101)         (276,101)
 (h) Derivative financial instruments ..................................        1,228,971         2,484,773
 (i) Pension plan and seniority premiums ...............................              372                --
 (j) Employee stock option plan ........................................         (127,996)         (580,428)
 (k) Production and film costs .........................................       (2,418,161)       (1,769,301)
 (l) Deferred income taxes and employee profit sharing:
     Deferred income taxes .............................................          624,849           (38,120)
     Deferred employees' profit sharing ................................         (189,428)         (109,212)
 (m) Minority interest .................................................       (1,176,519)       (1,071,081)
                                                                           --------------    --------------
Total U.S. GAAP adjustments, net .......................................       (3,813,494)       (3,343,094)
                                                                           --------------    --------------
Total stockholders' equity under U.S. GAAP .............................   Ps. 18,358,962    Ps. 24,183,233
                                                                           ==============    ==============

      A summary of the Group's statement of changes in stockholders' equity with balances determined under U.S. GAAP is as follows:

CHANGES IN U.S. GAAP STOCKHOLDERS' EQUITY


                                                          2002              2003
                                                     --------------    --------------

BALANCE AT JANUARY 1, ............................   Ps. 19,672,356    Ps. 18,358,962
Net (loss) income for the year ...................       (1,777,618)        2,804,205
Share issuance ...................................              426         4,023,375
Repurchase of capital stock ......................          (38,571)       (4,652,375)
Acquisition of Telespecialidades .................               --         1,374,997
Dividends ........................................               --          (571,871)
Sale of capital stock under stock option plan ....               --            71,699
Other comprehensive income:
         Gain on issuance of shares of associates                --         2,883,214
         Result from holding non-monetary assets .          171,580            54,267
         Foreign currency translation adjustment .         (269,211)         (163,240)
                                                     --------------    --------------
BALANCE AT DECEMBER 31 ...........................   Ps. 18,358,962    Ps. 24,183,233
                                                     ==============    ==============

      The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirement of Regulation S-X of the Securities and Exchange Commission ("SEC").

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

      (B) DEFERRED COSTS, NET OF AMORTIZATION

      Under Mexican GAAP, preoperating costs and certain development costs (including those related to web site development) are capitalized and subsequently amortized on a straight-line basis once the related venture commences operations, defined as the period when revenues are generated. In addition, other expenditures which are expected to generate significant and identifiable future benefit are also capitalized and amortized over the expected future benefit period.

      Under U.S. GAAP, preoperating, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, "Accounting for Web Site Development Costs". Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican GAAP, net of the reversal of any amortization which is reflected under Mexican GAAP. In 2003 there were no additional capitalizations under Mexican GAAP and therefore, the U.S. GAAP adjustment reflects the reversal of the Mexican GAAP amortization.

      (C) EQUIPMENT RESTATEMENT, NET OF DEPRECIATION

      The Group restates equipment of non-Mexican origin using the Specific Index for determining the restated balances under Mexican GAAP. Under Regulation S-X of the SEC, the restatement of equipment of non-Mexican origin by the Specific Index under the provisions of Bulletin B-10 is a deviation from the historical cost concept. The NCPI factors applied to restate equipment of non-Mexican origin were 4.40%, 5.70% and 3.98% in 2001, 2002 and 2003, respectively. The U.S. GAAP net income and stockholders' equity reconciliations reflect adjustments to reverse the Specific Index restatement recognized under Mexican GAAP and to restate equipment of non-Mexican origin by the NCPI and recalculate the depreciation expense on this basis. Consequently, the deficit from restatement adjustment recognized under Mexican GAAP related to fixed assets totaling Ps.(378,080) and Ps.(291,014) for the years ended December 31, 2002 and 2003, respectively, has been reversed for U.S. GAAP purposes.

      (D) PURCHASE ACCOUNTING ADJUSTMENTS

      Under Mexican GAAP, the excess of the purchase price over the adjusted net book value of enterprises acquired is recorded as goodwill and amortized over a period not to exceed twenty years.

      Under U.S. GAAP, the purchase method of accounting, for acquisitions prior to June 1, 2001, requires the acquiring Group to record at fair value the assets acquired and liabilities assumed, including deferred income taxes on existing temporary differences. The difference between the purchase price and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. The U.S. GAAP adjustments for the year ended December 31, 2001 reflects the difference in the amortization expense of goodwill and other purchase price adjustments resulting from the application of the purchase method for U.S. GAAP and the accounting under Mexican GAAP described above related to the acquisition of Bay City Television, Inc. ("Bay City") and Radiotelevision, S.A. de C.V. in July 1996. For U.S. GAAP purposes, the purchase price has been allocated, based on fair values primarily to the broadcast license and network affiliation agreement, programming and advertising contracts, fixed assets, other assets and goodwill. Such purchase price adjustments are amortized over the remaining estimated useful lives of the respective assets, which is 15 years for fixed assets and 3 years for programming contracts. Upon the adoption of the new accounting standard on goodwill and other intangible assets (described below) on January 1, 2002, the Group ceased amortizing the broadcast license and network affiliation agreement, as they were considered to have indefinite lives, and the amount allocated to goodwill. Notwithstanding, following new EITF Issue No. 03-9 Interaction of Paragraphs 11 and 12 of FASB Statement No. 142 Regarding Determination of the Useful Life and Amortization of an Intangible Asset, in 2003 the Company re-assessed the useful life of its network affiliation agreement and concluded that it constitutes a definite lived intangible. Consequently, in 2003 the Company restarted amortizing the remaining carrying value of its network affiliation agreement amounting to Ps.34,061 over the remaining life of the contract, which is 6 years. In addition, on January 1, 2002, the Group recorded a non-cash impairment charge relating to the broadcast license and network affiliation agreement (Ps.797,473, net of tax benefit of Ps.435,006) and the goodwill in Bay City (Ps.526,487) (described below).

      On October 19, 2000, the Group acquired all of the interest owned by a minority shareholder in its majority-owned subsidiary, Editorial Televisa, by issuing 172,922,325 shares of capital stock in the form of 57,640,775 CPOs. Under Mexican GAAP, this acquisition was accounted for as a purchase, and the related purchase price was determined using the carrying value of the Group's treasury shares at the acquisition date, with a related goodwill of Ps.77,823 and an additional paid-in capital of Ps.217,247 being recognized. Under U.S. GAAP, this acquisition was accounted for by the purchase method, and the related purchase price was determined by using the fair value of the shares issued by the Group as consideration for the minority interest acquired. The additional purchase price adjustment under U.S. GAAP was allocated to goodwill and amortized through December 31, 2001. Upon the adoption of the new accounting standard on goodwill and other intangible assets effective January 1, 2002 (described below), this amount is no longer amortized, but subject to an annual impairment test.

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

      In addition, as described in Note 2, the Group also entered into a series of transactions with Univision in December 2001, by which, among other things, the Group acquired 375,000 non-voting preferred shares of Univision stock, which converted upon the receipt of required U.S. regulatory approval in February 2002, into 10,594,500 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "B" Common Stock, and 6,000,000 shares of Univision Class "A" Common Stock as partial consideration for the sale of its music recording business. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the additional investments as goodwill. Under U.S. GAAP, the additional investments were each accounted for as a purchase with the difference between the investors' cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary. Accordingly, under U.S. GAAP, the Group recognized goodwill on these acquisitions amounting to Ps.4,801,466.

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

      The Group recorded a Ps.1,281,782 non-cash charge (net of a write off of negative goodwill of Ps.325,540 and tax benefit of Ps.435,006) for the impairment of goodwill and other intangible assets upon completion of its initial impairment reviews pursuant to the adoption of SFAS 142 on January 1, 2002. The charge is reflected as a cumulative effect of an accounting change in the accompanying U.S. GAAP reconciliation. The charge reduced the carrying value of goodwill in the Group's television broadcasting and publishing distribution segments by Ps.526,487 and Ps.272,964, respectively. The impairment in the Group's television broadcasting segment relates to the operations of Bay City, which have been adversely affected by an increase in operational costs resulting from the start up of a local news center in the frame of the Company's business strategy and the commitments assumed under the network affiliation agreement signed with Fox, as well as from increased competition. The impairment in the Group's publishing distribution segment related primarily to the operations of Grupo Distribuidoras Intermex, S.A. de C.V. ("Distribuidoras Intermex"), as a result of increased competition and decreasing margins of its South-American operations. The fair value of Bay City and Distribuidoras Intermex, as separate reporting units, were determined using expected present value of future cash flows.

      As a result of the annual impairment review of goodwill performed in 2002, the Company recorded an additional non-cash charge of Ps.293,110 to reduce the carrying value of goodwill in its television broadcasting segment (Ps.53,919), cable television segment (Ps.111,940) and other segments (Ps.127,250). These charges were recorded as a component of operating income (loss) in the accompanying U.S. GAAP reconciliation.

      The changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2002 and 2003, are as follows:

                             BALANCE AS OF      WRITE-OFF OF
                               JANUARY 1,         NEGATIVE           ALLOCATED           IMPAIRMENT         BALANCE AS OF
                                  2001            GOODWILL           GOODWILL              LOSSES          DECEMBER 31, 2002
                                  ----            --------           --------              ------          -----------------
Consolidated subsidiaries:
   Television broadcasting   Ps.    813.287    Ps.         --      Ps.     53,886      Ps.   (580,406)(3)   Ps.    286,767
   Publishing distribution          272,964                --                  --            (272,964)(3)               --
   Publishing ............        1,230,835                --                  --                  --            1,230,835
   Cable television ......          111,940                --                  --            (111,940)                  --
   Other segments ........           69,248                --             100,868            (127,250)              42,866
   Equity-method investees         (210,270)          325,540(1)        5,579,609(2)               --            5,694,879
                             --------------    --------------      --------------      --------------       --------------
                             Ps.  2,288,004    Ps.    325,540      Ps.  5,734,363      Ps. (1,092,560)      Ps.  7,255,347
                             ==============    ==============      ==============      ==============       ==============

----------

(1) Represents the write-off of negative goodwill in Univision on January 1, 2002 - refer to (d) and (e) above.

(2) Represents the goodwill arising on acquisitions of additional interests in Univision (Ps.4,801,466) and OCEN (Ps.778,142) - refer to Note 2 and (d) above.

(3) Relates mainly to the impairment of goodwill in Bay City and Grupo Distribuidoras Intermex (described above).

                                            TRANSLATION
                                             EFFECT OF
                             BALANCE AS OF  GOODWILL OF
                               JANUARY 1,     FOREIGN       ALLOCATED        IMPAIRMENT       BALANCE AS OF
                                 2003       SUBSIDIARIES    GOODWILL            LOSSES      DECEMBER 31, 2003
                             -------------  ------------    ------------    ------------    -----------------
Consolidated subsidiaries:
   Television broadcasting   Ps.  286,767   Ps.       --    Ps.       --    Ps.       --    Ps.  286,767
   Publishing ............      1,230,835             --              --              --       1,230,835
   Other segments ........         42,866             --              --          (1,150)         41,716
   Equity-method investees      5,694,879        294,527         (26,053)        (23,984)      5,939,369
                             ------------   ------------    ------------    ------------    ------------
                             Ps.7,255,347   PS.  294,527    Ps.  (26,053)   Ps.  (25,134)   Ps.7,498,687
                             ============   ============    ============    ============    ============

      The following disclosure of what the Group's income before extraordinary items and cumulative change in accounting principle, net income, earnings per CPO and earnings per share would have been under U.S. GAAP, adjusted to exclude the amortization expense recognized in 2001 related to goodwill, negative goodwill and intangible assets with indefinite lives, is required by SFAS 142:

                                                                              YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                     2001              2002              2003
                                                                --------------    --------------    --------------
Reported income before cumulative effect of change in
accounting principle ........................................   Ps.  2,294,029    Ps.    104,164    Ps.  2,804,205
Add back:  Goodwill amortization ............................          175,685                --                --
Deduct:  Negative goodwill amortization .....................          (18,087)               --                --
Add back:  Amortization of acquired television network
concession, broadcast license, network affiliation agreements
and trademarks, net of deferred tax of Ps.65,212 ............          121,108                --                --
                                                                --------------    --------------    --------------
Adjusted income before cumulative change in accounting
principle ...................................................   Ps.  2,572,735    Ps.    104,164    Ps.  2,804,205
                                                                ==============    ==============    ==============

Reported net income (loss) ..................................   Ps.  1,430,188    Ps. (1,177,618)   Ps.  2,804,205
Add back:  Goodwill amortization ............................          175,685                --                --
Deduct:  Negative goodwill amortization .....................          (18,087)               --                --
Add back:  Amortization of acquired television network
concession, broadcast license, network affiliation agreements
and trademarks, net of deferred tax of Ps.65,212 ............          121,108                --                --
                                                                --------------    --------------    --------------
Adjusted net income (loss) ..................................   Ps.  1,708,894    Ps. (1,177,618)   Ps.  2,804,205
                                                                ==============    ==============    ==============

                                                         YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------
                                       2001                       2002                       2003
                              -----------------------   ------------------------    -----------------------
                                               PER                        PER                       PER
(in constant pesos)              PER       SERIES "A"      PER        SERIES "A"       PER       SERIES "A"
                                 CPO          SHARE        CPO           SHARE         CPO         SHARE
                              ----------   ----------   ----------    ----------    ----------   ----------
Reported earnings (loss)
per CPO and per share .....   Ps.   0.48   Ps.   0.16   Ps.  (0.42)   Ps.  (0.14)   Ps.   0.96   Ps.   0.32
Add back:  Goodwill
amortization ..............         0.06         0.02           --            --            --           --
Add back:  Amortization of
acquired television network
concession, broadcast
license, network
affiliation agreements and
trademarks, net of deferred
tax of
Ps.65,212 .................         0.06         0.02           --            --            --           --
                              ----------   ----------   ----------    ----------    ----------   ----------
Adjusted earnings (loss)
per CPO and per share .....   Ps.   0.60   Ps.   0.20   Ps.  (0.42)   Ps.  (0.14)   Ps.   0.96   Ps.   0.32
                              ==========   ==========   ==========    ==========    ==========   ==========

      The carrying value of intangible assets as of December 31, 2002 and 2003 amounted to:

                                                         2002           2003
                                                     ------------   ------------
Trademarks(1)(2) .................................   Ps.  436,963   Ps.  459,799
Television network concession(1) .................        632,792        632,792
Network affiliation agreements(1) ................        102,181        102,181
Broadcast license ................................         34,061         27,961
                                                     ------------   ------------
Total intangible assets ..........................   Ps.1,205,997   Ps.1,222,733
                                                     ============   ============

(1)   Indefinite-lived

(2)   Includes translation effect

      The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.102,181 for each of the next five fiscal years.

      As mentioned in Note 1 i), under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over their estimated useful life. Bulletin C-8 was adopted starting January 1, 2003, and consequently, trademarks and the television network concession were recognized as having indefinite lives and were not longer amortized. Accordingly, amortization of these indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican GAAP.

      (F) EQUITY METHOD INVESTEES

      The effect of applying U.S. GAAP to the Group's equity investees, as it relates to Innova, SMCP, Univision and OCEN, has been included in the Group's U.S. GAAP reconciliation.

      The schedules below present, under U.S. GAAP, summarized statements of operations for the years ended December 31, 2003, 2002 and 2001, and balance sheet information as of December 31, 2003 and 2002 for the significant investments that were accounted for under the equity method.

      CONDENSED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31, 2001
                                                           --------------------------------------------------------------------
                                                                                                                      TOTAL
                                                                                                OTHER EQUITY         EQUITY
                                                               INNOVA             SMCP          INVESTMENTS        INVESTMENTS
                                                           --------------    --------------    --------------    --------------
Net sales ..............................................   Ps.  3,265,898    Ps.    784,041    Ps. 13,568,611    Ps. 17,618,550
Total expenses .........................................        4,185,441         2,388,034        12,210,563        18,784,038
                                                           --------------    --------------    --------------    --------------
(Loss) income before income taxes and minority interest.         (919,543)       (1,603,993)        1,358,048        (1,165,488)
                                                           --------------    --------------    --------------    --------------
Income tax provisions ..................................          (48,124)           (3,379)       (1,973,158)       (2,024,661)
                                                           --------------    --------------    --------------    --------------
Loss before minority interest ..........................         (967,667)       (1,607,372)         (615,110)       (3,190,149)
Minority interest ......................................               --                --               977               977
                                                           --------------    --------------    --------------    --------------
U.S. GAAP net loss .....................................   Ps.   (967,667)   Ps. (1,607,372)   Ps.   (614,133)   Ps. (3,189,172)
                                                           ==============    ==============    ==============    ==============

Televisa's equity in net (losses) income of equity
investees, under U.S. GAAP .............................   Ps.   (580,600)   Ps.   (482,212)   Ps.    (92,053)   Ps. (1,154,865)
                                                           ==============    ==============    ==============    ==============



                                                                  YEAR ENDED DECEMBER 31, 2002
                                    -----------------------------------------------------------------------------------------
                                                                                                  OTHER            TOTAL
                                                                                                  EQUITY           EQUITY
                                        INNOVA           UNIVISION          SMCP               INVESTMENTS       INVESTMENTS
                                    --------------    --------------   --------------        --------------    --------------
Net sales .......................   Ps.  3,447,836    Ps. 11,873,377   Ps.    606,620        Ps.  7,164,200    Ps. 23,092,033
Total expenses ..................        5,240,673        10,262,774        1,995,617            10,345,251        27,844,315
                                    --------------    --------------   --------------        --------------    --------------
(Loss) income before income taxes
and minority interest ...........       (1,792,837)        1,610,603       (1,388,997)           (3,181,051)       (4,752,282)
Income tax provisions ...........          (78,533)         (669,170)             (22)              (12,628)         (760,353)
                                    --------------    --------------   --------------        --------------    --------------
(Loss) income before minority
interest ........................       (1,871,370)          941,433       (1,389,019)           (3,193,679)       (5,512,635)
Minority interest ...............               --                --               --                (2,272)           (2,272)
                                    --------------    --------------   --------------        --------------    --------------
U.S. GAAP net (loss) income .....   Ps. (1,871,370)   Ps.    941,433   Ps. (1,389,019)       Ps. (3,195,951)   Ps. (5,514,907)
                                    ==============    ==============   ==============        ==============    ==============

Televisa's equity in net (losses)
income of equity investees, under
U.S. GAAP .......................   Ps. (1,122,822)   Ps.    123,064   Ps.   (908,608)(1)    Ps.    (16,884)   Ps. (1,925,250)
                                    ==============    ==============   ==============        ==============    ==============

(1)   Includes corporate consolidation adjustments of Ps.(491,902)

                                                                        YEAR ENDED DECEMBER 31, 2003
                                                     -------------------------------------------------------------------
                                                                                         OTHER EQUITY      TOTAL EQUITY
                                                         INNOVA          UNIVISION        INVESTMENTS      INVESTMENTS
                                                     --------------    --------------   --------------    --------------
Net sales ........................................   Ps.  3,745,848    Ps. 14,716,143   Ps.  3,560,685    Ps. 22,022,676
Total expenses ...................................        4,644,461        11,788,805        4,751,970        21,185,236
                                                     --------------    --------------   --------------    --------------
(Loss) income before income taxes and minority
interest .........................................         (898,613)        2,927,338       (1,191,285)          837,440
Income tax benefit (provision) ...................          117,050        (1,182,958)         (75,560)       (1,141,468)
                                                     --------------    --------------   --------------    --------------
(Loss) income before minority interest ...........         (781,563)        1,744,380       (1,266,845)         (304,028)
Minority interest ................................               --                --          (15,284)          (15,284)
                                                     --------------    --------------   --------------    --------------
U.S. GAAP net (loss) income ......................   Ps.   (781,563)   Ps.  1,744,380   Ps. (1,282,129)   Ps.   (319,312)
                                                     ==============    ==============   ==============    ==============

Televisa's equity in net (losses) income of equity
investees, under U.S. GAAP .......................   Ps.   (468,938)   Ps.    163,448   Ps.   (687,280)   Ps.   (992,770)
                                                     ==============    ==============   ==============    ==============

CONDENSED BALANCE SHEETS

                                                                              DECEMBER 31, 2002
                                           ---------------------------------------------------------------------------------------
                                                                                                        OTHER
                                                                                                        EQUITY        TOTAL EQUITY
                                                INNOVA           UNIVISION           SMCP            INVESTMENTS      INVESTMENTS
                                           --------------      --------------   --------------     ---------------   -------------
Current assets .........................   Ps.    572,612      Ps.  4,188,381   Ps.    242,833     Ps.  1,920,020   Ps.  6,923,846
Non-current assets .....................        3,253,480          33,051,875        2,227,505          1,819,511       40,352,371
                                           --------------      --------------   --------------     --------------   --------------
Total assets ...........................        3,826,092          37,240,256        2,470,338          3,739,531       47,276,217
                                           ==============      ==============   ==============     ==============   ==============

Current liabilities ....................        1,363,395           2,428,678          815,344            989,212        5,596,629
Non-current liabilities ................        9,585,870          17,637,579        2,761,163            528,366       30,512,978
Stockholders' (deficit) equity .........       (7,123,173)         17,173,999       (1,106,169)         2,221,953       11,166,610
                                           --------------      --------------   --------------     --------------   --------------
Total liabilities and stockholders'
(deficit) equity .......................   Ps.  3,826,092      Ps. 37,240,256   Ps.  2,470,338     Ps.  3,739,531   Ps. 47,276,217
                                           ==============      ==============   ==============     ==============   ==============

Televisa's investment in and advances
to equity investees at cost plus equity
in undistributed (losses) earnings since
acquisition (net) ......................   Ps. (1,849,075)(1)  Ps.  2,272,750   Ps.   (823,753)(2) Ps.    744,008   Ps.    343,930
                                           ==============      ==============   ==============     ==============   ==============

     (1)    Includes long-term notes and interest receivable of Ps.2,424,829.

     (2)    Includes corporate consolidation adjustments of Ps.(491,902).

                                                                              DECEMBER 31, 2003
                                                    -------------------------------------------------------------------
                                                                                                             TOTAL
                                                                                        OTHER EQUITY        EQUITY
                                                        INNOVA           UNIVISION       INVESTMENTS      INVESTMENTS
                                                    --------------    --------------   --------------    --------------
Current assets ..................................   Ps.    758,962    Ps.  5,843,353   Ps.  2,074,526    Ps.  8,676,841
Non-current assets ..............................        2,868,087        79,948,390        2,037,039        84,853,516
                                                    --------------    --------------   --------------    --------------
Total assets ....................................        3,627,049        85,791,743        4,111,565        93,530,357
                                                    ==============    ==============   ==============    ==============

Current liabilities .............................        1,431,891         3,239,905        5,290,969         9,962,765
Non-current liabilities .........................        5,761,811        25,270,921          610,061        31,642,793
Stockholders' (deficit) equity ..................       (3,566,653)       57,280,917       (1,789,465)       51,924,799
                                                    --------------    --------------   --------------    --------------
Total liabilities and stockholders' equity ......   Ps.  3,627,049    Ps. 85,791,743   Ps.  4,111,565    Ps. 93,530,357
                                                    ==============    ==============   ==============    ==============

Televisa's investment in and advances to equity
   investees at cost plus equity in undistributed
   (losses) earnings since acquisition (net) ....   Ps. (2,139,992)   Ps.  5,366,303   Ps.   (318,629)   Ps.  2,907,682
                                                    ==============    ==============   ==============    ==============

      The Group owns a 60% interest in Innova. Despite the Group's majority interest, the investment is accounted for under the equity method due to the fact that one of the other venture partner has significant governance rights, including the right to block any transaction between the Group and Innova.

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

      As described in Note 2, the Group acquired a 40% interest in OCEN during October 2002. The excess of the purchase price over the net book value of the assets acquired was allocated to goodwill under Mexican GAAP and is amortized over a period not to exceed twenty years. Under U.S. GAAP, the difference between the cost of the investment and the amount of underlying equity in net assets of the investee should be accounted as if the investee were a consolidated subsidiary. Accordingly, under U.S. GAAP, the Group reduced the total carrying value of fixed assets and other assets in OCEN by Ps.67,415 and Ps.14,273, respectively, and allocated the difference to goodwill (Ps.778,142). Such adjustments are amortized over the remaining estimated useful lives of the respective assets. The amount allocated to goodwill is not amortized but is reviewed for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock".

      (G) ADJUSTMENT TO GAIN ON SALE OF MUSIC RECORDING BUSINESS

      As described in Note 2 and in (d) above, the Group disposed of its music recording business to Univision in exchange for 6,000,000 shares of Univision Class "A" Common Stock and warrants to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class "A" Common Stock. The sale, which was consummated in April 2002, was accounted for at fair value under both Mexican and U.S. GAAP. The fair value of the proceeds exceeded the carrying value of music recording business and, under Mexican GAAP, the Group recognized a 100% of the gain arising on the disposal of the business. Under U.S. GAAP however, although the fair value of the proceeds exceeded the carrying value of the assets by the same amount, the Group only recognized the portion of the gain that has effectively been sold to third parties. The U.S. GAAP adjustment therefore eliminates a portion of the gain recognized under Mexican GAAP attributable to the Group's interest in Univision, immediately after the transaction.

      (H) DERIVATIVE FINANCIAL INSTRUMENTS

      The Group's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates, inflation and interest rates. These financial exposures are monitored and managed by the Group in the Risk Management Committee which reports to the Executive Committee. The Group's risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

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

      Under Mexican GAAP, effective January 1, 2001 and in accordance with Bulletin C-2, "Financial Instruments", all financial instruments are recorded on the balance sheet at fair value and subsequent changes in fair value are recognized in current period earnings (see Note 1(p)). Since the Group did not designate the derivative instruments in effect at December 31, 2000 as a hedge upon the adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as "SFAS 133"), there was no significant cumulative effect (transition adjustment) in either earnings or other comprehensive income during 2001. The U.S. GAAP net income adjustment for the year ended December 31, 2001 includes the reversal into earnings of the U.S. GAAP difference outstanding as of December 31, 2000 for speculative forward contracts upon the adoption of Bulletin C-2.

      As disclosed in Note 5, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican GAAP, the warrants have not been assigned a value since they are related to an equity investee and it is management's intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP, SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF Issue No. 00-8, "Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services", they must be recorded at their fair value from the date of performance commitment.

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

      The Group manages the currency exposure related to the net assets of Univision through the U.S. dollar-denominated debt agreements that the Group enters into (its U.S.$300 million Senior Notes due 2011 and its U.S.$300 million Senior Notes due 2032). The Group generally hedges the total beginning-period amount of the net investment up to the total amount of hedging U.S. dollar-denominated debt and measures ineffectiveness of such hedge based upon the change in the spot foreign exchange rate. Gains and losses in Group's net investment in Univision are offset by exchange losses and gains in the Group's debt obligations, which are charged or credited to other comprehensive loss or income.

      As described in Note 1(c), under Mexican GAAP the Group designated its net investment in Univision as being a hedge of the U.S. dollar-denominated debt. However, this different designation has no significant effect in the U.S. GAAP reconciliation.

      For the years ended December 31, 2002 and 2003, Ps.826,847 and Ps.468,989, respectively, of net losses related to the foreign-currency-denominated debt agreements were included in the Group's cumulative translation adjustment.

      (I) PENSION PLAN AND SENIORITY PREMIUMS

      For U.S. GAAP purposes, pension plan costs and seniority premiums have been determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), which became effective for the Group on January 1, 1989, whereas, for Mexican GAAP purposes, the Group adopted Bulletin D-3 "Labor Obligations," effective January 1, 1993. Therefore, the difference between Mexican GAAP and U.S. GAAP is due to the difference in implementation dates. Such difference is determined by separate actuarial computations for each year under both SFAS 87 and Bulletin D-3.

      The Company uses a December 31 measurement date for its plans.

      Components of Net Periodic Benefit Cost

      The components of net periodic pension and seniority premium plan cost as of December 31, calculated in accordance with SFAS 87, consist of the following:

                                                                2001           2002           2003
                                                            -----------    -----------    -----------
Service cost ............................................   Ps.  75,834    Ps.  76,794    Ps.  71,318
Interest cost ...........................................        38,164         37,739         37,564
Expected return on plan assets ..........................       (42,468)       (36,319)       (36,677)
Net amortization and deferral ...........................        41,298         43,996         51,573
                                                            -----------    -----------    -----------
Net cost under U.S. GAAP ................................       112,828        122,210        123,778
Net cost under Mexican GAAP .............................       110,247        123,555        123,406
                                                            -----------    -----------    -----------
Increase (reduction) of net cost that would be recognized
   under U.S. GAAP ......................................   Ps.   2,581    Ps.  (1,345)   Ps.     372
                                                            ===========    ===========    ===========

      Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost For Years Ended December 31

      The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuing year were:

                                                           2001    2002    2003
                                                           ----    ----    ----
Weighted average discount rate .........................      4%      4%      4%
Rate of increase in future compensation levels .........      2%      2%      2%
Expected long-term rates of return on plan assets ......      5%      5%      5%

      The long-term asset return rate is based on the annual recommendations of the Actuarial Commission of the Mexican Association of Consulting Actuaries
(AMAC), which in turn based its recommendation on historical averages of real interest rates of Treasury Bills (CETES) for the last twenty years. Such Association recommends an asset return between 0 and 400 basis point above discount rate used to estimate the benefit obligation. According to such recommendation, we used 4% as discount rate and 5% as asset return rate, this means 100 basis points higher than the discount rate.

      Obligations and Funded Status At December 31

      The pension and seniority premium plan liability as of December 31, 2002 and 2003, under SFAS 87, is as follows:

                                                              2002            2003
                                                          ------------    ------------
      Projected benefit obligation ....................   Ps.  971,902    Ps.  851,888
      Plan assets .....................................       (723,427)       (888,748)
                                                          ------------    ------------
      Funded status ...................................        248,475         (36,860)
                                                          ------------    ------------
      Unrecognized prior service cost .................        117,364          65,791
      Unrecognized net loss (gain) ....................        249,888         (28,931)
                                                          ------------    ------------
                                                               367,252          36,860
                                                          ------------    ------------
      Prepaid pension asset ...........................       (118,777)             --
      Additional minimum liability ....................        192,060              --
                                                          ------------    ------------
      Balance sheet liability .........................   Ps.   73,283    Ps.       --
                                                          ============    ============

      Change in benefit obligation:

      Projected benefit obligation at beginning of year   Ps.  992,523    Ps.  971,902
      Service cost ....................................         76,794          71,318
      Interest cost ...................................         37,740          37,564
      Actuarial gain ..................................        (54,436)       (133,390)
      Benefits paid ...................................        (80,719)        (95,506)
                                                          ------------    ------------
      Benefit obligation at end of year ...............   Ps.  971,902    Ps.  851,888
                                                          ============    ============

      Change in plan assets:

      Fair value of plan assets at beginning of year ..   Ps.  774,384    Ps.  723,427
      Actual return on plan assets ....................       (118,973)        189,362
      Plan asset contribution .........................        107,144          36,068
      Benefits paid ...................................        (39,128)        (60,109)
                                                          ------------    ------------
      Fair value of plan assets at end of year ........   Ps.  723,427    Ps.  888,748
                                                          ============    ============

      Plan Assets

      The Company's weighted average asset allocation by asset category as of December 31 was as follows:

                               2003        2002
                               ----        ----
Equity securities ....         54.3%       44.7%
Fixed rate instruments         45.7%       55.3%
                              ------      ------
Total ................        100.0%      100.0%
                              ======      ======

      Included within plan assets at December 31, 2002 and 2003 are shares held by the trust in the Group with a fair value of Ps.323,101 and Ps.482,466, respectively (44.7% and 54.3% of total plan assets, respectively).

      The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts. These investment guidelines require to invest a minimum of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated "AA" or better by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivatives.

      The Group has substantially funded its projected benefit obligation as of December 31, 2003; accordingly, the Group does not expect to make significant contributions to its plan assets in 2004.

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

      (J) EMPLOYEE STOCK OPTION PLAN

      As described in Note 14, the Group adopted a stock option plan, as amended (the "Plan"), under which a specific number of awards to purchase CPOs are granted and sold to eligible employees. Pursuant to the Plan, ownership of the CPOs is not transferred until certain conditions are met. In accordance with the Plan, a trust administered by a Mexican financial institution is being used to implement the Plan (the "Trust"). The technical committee of the Trust may also authorize anticipated sales in the open market by the trustee of a portion of the CPOs granted and sold to employees in order to settle the purchase price (a "cashless transaction").

      During 2001 and 2002, the market price of the CPOs had not appreciated enough to make a cashless transaction attractive to employees. Under the Plan, all awards are granted at an exercise price ranging from approximately Ps.11.21 to Ps.19.10 or from U.S.$1.04 to U.S.$1.71 (Initial Price) per CPO, to be adjusted by a rate ranging from 2% to 10% per annum (depending upon whether the purchase price is paid in pesos or U.S. dollars) (Adjusted Price) accruing from the date of the contract to the date of exercise.

      Under the terms of the Plan, the awards generally vest within five years depending on certain variables. The Group will transfer the CPOs to the participant at the end of each vesting period if the participant settles the payment of the Initial Price or the Adjusted Price and continues as an employee of the Group or any of its subsidiaries.

      Under Mexican GAAP, the Group recognizes no compensation expense for their purchase plan. For U.S. GAAP purposes, the Group applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and its related interpretations ("APB 25") to account for stock-based compensation. In accordance with APB 25, the Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.; compensation cost is accrued over the vesting/performance periods and adjusted for subsequent changes in fair market value of the shares from the measurement date.

      In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 and present the pro forma disclosures required by SFAS 123 as amended by SFAS 148.

      At December 31, 2002, the Group had granted approximately 82.8 million CPOs. Had the compensation cost of these plans been determined based on the fair value of the options at date of grant using the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Group's net income and earnings per share would be the pro forma amounts shown in the following table:

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                           2001               2002              2003
                                                           ----               ----              ----
Net income (loss) under U.S. GAAP
 As reported ....................................     Ps. 1,430,188      Ps.(1,177,618)     Ps.2,804,205
 Add:  Stock-based employee compensation expense
 included in reported net income (loss), net of
 related tax effects ............................           (65,440)            (5,409)           466,993
 Deduct:  Total stock-based employee compensation
 expense determined under fair value based method
 for all awards, net of related tax effects .....           (85,283)           (96,944)          (231,067)
                                                      -------------      ==-----------      -------------
 Pro forma ......................................     Ps. 1,279,465      Ps.(1,279,971)     Ps. 3,040,131
                                                      =============      =============      =============

Earnings (loss) per CPO under U.S. GAAP
(constant pesos)
  Basic and diluted, as reported ..................            0.48            (0.42)            0.96
  Basic and diluted, pro forma ....................            0.42            (0.45)            1.05

      The results may not be representative of the effects on the pro forma net income for the future.

      The Group determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                            DECEMBER 31,
                                        ----------------------
                                        2001    2002      2003
                                        ----    ----      ----
Dividend yield ....................      0%      0%       0%
Expected volatility ...............     52%     52%      52%
Risk-free interest rate ...........     21%     21%      21%
Expected life of options (in years)     1.7     3.2      1.2

      A summary of the changes of the stock awards for employees for the years ended December 31, is presented below (in constant pesos and thousands of CPOs):

                                               2001                   2002                   2003
                                       ---------------------  ----------------------  ---------------------
                                                    Weighted-               Weighted               Weighted
                                                     average                 average                average
                                                    exercise                exercise               exercise
                                         CPOs         price    CPOs           price     CPOs         price
                                         ----         -----    ----           -----     ----         -----
Outstanding at beginning of year .      62,300     Ps. 14.70   83,812      Ps. 12.07   82,776      Ps. 11.86
Granted ..........................      21,512         13.18       20          11.65    4,416          11.21
Exercised ........................          --            --       --             --   (5,000)         12.00
Forfeited ........................          --            --   (1,056)            --   (1,716)            --
                                       -------                -------                 -------
Outstanding at the end of the year      83,812         13.29   82,776          11.86   80,476          11.54
                                       =======                =======                 =======
Options exercisable at end of year          --            --       --             --   25,000          12.00
                                       =======                =======                 =======

      As of December 31, 2003, the weighted-average remaining contractual life of the awards is 1.2 years.

      (K) PRODUCTION AND FILM COSTS

      Effective January 1, 2001, the Group adopted the provisions of the American Institute of Certified Public Accountants Statements of Position 00-2, "Accounting by Producers or Distributors of Films" ("SoP 00-2"). SoP 00-2 supersedes SFAS 53. Although SoP 00-2 carries forward many of the requirements of SFAS 53, it differs in the areas of revenue recognition, costs for abandoned projects, limitations on ultimate revenues used, impairment guidance and advertising costs, as well as expanded disclosures. The Group recorded a one-time after-tax charge for the initial adoption of SoP 00-2 totaling approximately Ps.863,841, net of related tax benefit of Ps.465,144 in its cumulative effect of accounting change in the consolidated statement of income for the year ended December 31, 2001.

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

      In addition, Mexican GAAP, allows the capitalization of artist exclusivity contracts and literary works, whereas U.S. GAAP is generally more restrictive.

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

      The components of the net deferred tax liability applying SFAS 109 consist of the following:

                                                                                            DECEMBER 31,
                                                                                ------------------------------------
                                                                                      2002                 2003
                                                                                      ----                 ----
   Net deferred income tax liability recorded under Mexican
        GAAP (see Note 21) ............................................         Ps. (2,116,816)    Ps.   (1,154,456)
                                                                                --------------      ---------------
   Impact of U.S. GAAP adjustments:
      Capitalization of financing costs................................                291,533              276,487
      Deferred costs ..................................................                122,207               48,987
      Equipment restatement  ..........................................               (208,889)            (125,931)
      Purchase accounting adjustments .................................                (97,232)             (88,276)
      Adjustment of gain on sale of music recording business ..........                 96,636               93,874
      Pension plan and seniority premiums .............................                   (130)                  --
      Gain from Univision warrants.....................................               (430,139)            (844,823)
      Production and film costs........................................                850,863              601,562
      Employee stock option plan ......................................                 44,798              197,345
      Valuation allowance .............................................                (44,798)            (197,345)
                                                                                --------------      ---------------
                                                                                       624,849              (38,120)
                                                                                --------------      ---------------
   Net deferred income tax liability on U.S. GAAP......................             (1,491,967)          (1,192,576)
   Less:
   Deferred income tax liability under Mexican GAAP....................             (2,116,816)          (1,154,456)
                                                                                --------------      ---------------
   Net deferred income tax adjustment required under U.S. GAAP.........         Ps.    624,849      Ps.     (38,120)
                                                                                ==============      ===============



      The components of net deferred employees' profit sharing ("EPS") liability applying SFAS 109 consist of the following:

                                                                                             DECEMBER 31,
                                                                                     ---------------------------
                                                                                     2002                   2003
                                                                                     ----                   ----
   Deferred EPS liability:
      Current:
        Inventories ............................................                Ps.    (1,881)     Ps.         (877)
      Noncurrent:
        Property, plant and equipment...........................                     (129,863)             (121,523)
        Deferred costs..........................................                      (60,309)              (57,833)
        Pension plan and seniority premiums.....................                        4,623                74,148
        Other...................................................                       (1,998)               (3,127)
                                                                                --------------     ----------------
          Total deferred EPS liability..........................                Ps.  (189,428)     Ps.     (109,212)
                                                                                ==============     ================

      The provisions for income tax and assets tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

                       2001             2002             2003
                       ----             ----             ----
Current:
   Mexican ....    Ps. 696,253      Ps. 927,633     Ps.1,042,068
   Foreign ....         59,950            6,707            3,959
                   -----------      -----------     ------------
                       756,203          934,340        1,046,027
                   -----------      -----------     ------------
Deferred:
   Mexican ....         76,837         (612,682)       1,814,283
   Foreign ....        (43,110)        (473,875)            (932)
                   -----------      -----------     ------------
                        33,727       (1,086,557)       1,813,351
                   -----------      -----------     ------------
                   Ps. 789,930      Ps.(152,217)    Ps.2,859,378
                   ===========      ===========     ============


      For purposes of the U.S. GAAP, the Group has charged, (credited) Ps.36,484, Ps.1,305,747 and Ps.(582,753) of the change for the years ended December 31, 2001, 2002 and 2003 respectively, in SFAS 109 deferred income tax and EPS liabilities to income, and has charged (credited) Ps.83,857, Ps.169,384 and Ps.(82,958), respectively, of deferred income tax liability and deferred EPS directly to stockholders' equity relating to the result from holding non-monetary assets and translation effect of foreign subsidiaries.

      As disclosed in Note 2, in June 2003, the Company completed the acquisition of Telespecialidades from the shareholders of Televicentro, paying approximately U.S.$83 million. At the time of acquisition, Telespecialidades's net assets consisted principally of 4,773,849 shares of the Company as well as a deferred tax asset for net operating loss carryforwards of approximately Ps.6,713,683 and a related full valuation allowance. Under Mexican GAAP, the difference between the purchase price of U.S.$83 million (Ps.893,698) and the historical cost basis of the net assets acquired was recognized on the balance sheet as a deferred tax asset amounting to Ps.804,149. Subsequent incremental amounts realized in the 2003 tax return amounting to Ps.1,374,997 resulting from the use of these net loss carryforwards were recognized in the income statement. For U.S. GAAP purposes, since the Company and Telespecialidades were under common control, the transaction was accounted for on a historical cost basis with the difference between the purchase price and the historical cost basis of the net assets acquired being accounted for as an adjustment to shareholders' equity. In addition, the Company accounted for the utilization of the acquired net operating loss carryforwards as a capital contribution.

      A roll-forward of the Group's Mexican GAAP valuation allowance for 2003 is as follows:

 Balance at December 31, 2002..........................................     Ps. (2,041,411)
    Increase in valuation allowance....................................           (206,828)
                                                                            --------------
 Balance at December 31, 2003..........................................     Ps. (2,248,239)
                                                                            ==============


      (M) MINORITY INTEREST

      This adjustment represents the minority interest in part of the U.S. GAAP adjustment (k) described above for one non-wholly owned subsidiary.

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

      In addition, as disclosed in Notes 19 and 22, under Mexican GAAP Bulletin D-4, effective 2000, the monetary gain or loss generated by the monetary temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2001, 2002 and 2003, the Ps.116,036, Ps.84,220 and Ps.54,686, respectively, of monetary gain reflected within integral result of financing under Mexican GAAP has been reclassified to the deferred tax provision under U.S. GAAP.

      (O) OTHER

      Under U.S. GAAP, the cost of exclusive rights letters of soccer players would be amortized over the period of the expected benefit. The Group has not adjusted its net income reconciliation for 2001 and 2002 for this item because the impact would not be material. As noted in Note 20, the balance was written off under Mexican GAAP in 2002.

      ADDITIONAL DISCLOSURE REQUIREMENTS

      Presentation in the financial statements - Operating income

      Under Mexican GAAP, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily amortization of goodwill, the write-off of certain receivables, the write-off of program inventories, write-off of exclusive rights letters for soccer players, disputed or contractual letters of credit, certain financial advisory and professional fees, restructuring charges and employees' profit sharing expense (see Notes 20, 21 and 23). The differences relate primary to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been Ps.3,407,629, Ps.3,599,960 and Ps.6,975,593 and operating income of the Publishing segment would have been Ps.209,714, Ps.233,558 and Ps.336,012 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Presentation in the financial statements - Loss on extinguishment of debt


      As more fully explained in Notes 9 and 20, during 2001, the Group extinguished long-term debt securities and recognized related premiums, consent fees and other expenses of approximately Ps.41,033 (net of tax benefit of Ps.22,094) which under Mexican GAAP, are included within non-recurring charges. Under U.S. GAAP, on January 1, 2003 the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (issued in April 2002 and effective for fiscal years beginning after May 15, 2002). Upon the adoption of SFAS No. 145 the Company reclassified the extraordinary losses recognized on the extinguishments of debt in 2001 to income from continuing operations in its consolidated income statement.

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

      To provide a better understanding of the differences in accounting standards, the table below presents the Group's condensed consolidated statements of operations for the three years ended December 31, 2001, 2002 and 2003 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, as if the music recording business were presented as continuing operations, and after processing the adjustments in (a) to (n) above:

                                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------------------------------------
                                                                    2001                2002               2003
                                                                    ----                ----               ----
Net sales....................................................   Ps.   22,698,143  Ps.    22,632,156     Ps. 23,563,213
                                                                ----------------  -----------------     --------------

Cost of providing services (exclusive of depreciation and
   amortization).............................................         14,121,992         13,924,619         12,240,203
Selling and administrative expenses..........................          4,111,540          3,764,757          4,051,700
Depreciation and amortization................................          1,914,606          1,811,664          1,421,127
                                                                ----------------  -----------------     --------------

Income from operations.......................................          2,550,005          3,131,116          5,850,183
Integral result of financing - net...........................          2,201,817         (1,869,591)           710,522
Loss on extinguishment of debt...............................           (63,126)              --                 --
Other income (expense) - net ................................             45,260            970,738            (24,593)
                                                                ----------------  -----------------     --------------
Income before income taxes, minority interest, equity in
   losses of affiliates and cumulative effect of change in
   accounting principle......................................          4,733,956          2,232,263          6,536,112
Income tax and assets tax....................................         (1,255,074)          (282,791)        (2,859,378)
                                                                ----------------  -----------------     --------------
Income before minority interest, equity in losses of
   affiliates and cumulative effect of change in
   accounting principle......................................          3,478,882          1,949,472          3,676,734
Minority interest............................................            (29,988)            79,942            120,241
Equity in losses of affiliates...............................         (1,154,865)        (1,925,250)          (992,770)
                                                                ----------------  -----------------     --------------
Income before cumulative effect of change in accounting
   principle.................................................          2,294,029            104,164          2,804,205
Cumulative effect of change in accounting principles (In
   2001:  SoP 00-2, Ps.863,841 net of tax benefit of
   Ps.465,144; and in 2002:  SFAS 141 and SFAS 142,
   Ps.1,281,782, net of write off of negative goodwill of
   Ps.325,540 and tax benefit of Ps.435,006 in 2002).........           (863,841)        (1,281,782)             --
                                                                ----------------  -----------------     --------------
Net income (loss)............................................   Ps.    1,430,188  Ps.    (1,177,618)    Ps.  2,804,205
                                                                ================  =================     ==============
Weighted average common shares outstanding (in millions).....              8,877              8,854              8,794
                                                                ================  =================     ==============

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

      Earnings (loss) per CPO and per share under U.S. GAAP is presented in constant pesos for the years ended December 31, 2001, 2002 and 2003, as follows:

                                          2001                   2002                     2003
                                ----------------------     ---------------------    ---------------------
                                                PER                      PER                      PER
                                  PER       SERIES "A"      PER       SERIES "A"      PER       SERIES "A"
                                  CPO          SHARE        CPO         SHARE         CPO         SHARE
                                  ---          -----        ---         -----         ---         -----
Continuing
   operations................   Ps.0.96      Ps.0.32     Ps. 0.03     Ps. 0.01      Ps.0.96     Ps.0.32
Cumulative effect of change
   in accounting
   principles................     (0.48)       (0.16)       (0.45)       (0.15)          --          --
                                -------      -------     --------     --------      -------     -------
Net income (loss) per
   CPO/share.................   Ps.0.48      Ps.0.16     Ps.(0.42)    Ps.(0.14)     Ps.0.96     Ps.0.32
                                =======      =======     ========     ========      =======     =======



      Presentation in the financial statements - Consolidated balance sheets

      To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets as of December 31, 2002 and 2003, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after processing the adjustments in (a) and (n) above.

                                                                                    DECEMBER 31,
                                                                        ----------------------------------
                                                                             2002              2003
                                                                             ----              ----
ASSETS
Current assets:
Cash and cash equivalents .........................................     Ps.  9,136,217      Ps. 12,263,528
Trade notes and accounts receivable - net .........................          9,879,900          10,603,054
Other accounts and notes receivable - net .........................            902,361             893,216
Due from affiliated companies - net ...............................              2,987             442,440
Transmission rights and programing.................................          3,556,102           3,535,090
Inventories .......................................................            528,912             513,458
Deferred taxes ....................................................          1,931,539           2,428,197
Other current assets ..............................................            447,276             507,341
                                                                        --------------      --------------
Total current assets ..............................................         26,385,294          31,186,324
Non-current assets:
Transmission rights and programming................................          2,611,640           2,901,277
Investments .......................................................          3,016,758           6,223,749
Property, plant and equipment - net ...............................         15,804,981          15,235,324
Goodwill - net ....................................................          7,255,347           7,498,687
Intangible assets .................................................          1,205,997           1,222,733
Deferred costs - net ..............................................            508,153             489,227
Other assets ......................................................          1,818,852           2,907,925
                                                                        --------------      --------------
TOTAL ASSETS ......................................................     Ps. 58,607,022          67,665,246
                                                                        --------------      --------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt .................................          1,289,184             285,193
Trade accounts payable ............................................          2,317,961           2,348,579
Customer deposits and advances ....................................         12,008,690          13,584,683
Taxes payable .....................................................            921,634           1,287,040
Accrued interest ..................................................            319,694             315,165
Other accrued liabilities .........................................            848,993           1,131,506
                                                                        --------------      --------------
Total current liabilities .........................................         17,706,156          18,952,166

Non-current liabilities:
Long-term debt ....................................................         13,875,887          14,704,222
Customer deposits and advances ....................................            211,767             419,560
Other long-term liabilities .......................................            790,690             708,505
Deferred taxes ....................................................          3,612,934           3,729,984
DTH joint ventures ................................................          2,672,828           3,316,067
Pension plans and seniority premiums ..............................            201,279             580,428
                                                                        --------------      --------------
TOTAL LIABILITIES .................................................         39,071,541          42,410,932
                                                                        --------------      --------------

Commitments and contingencies

Minority interest .................................................          1,176,519           1,071,081
                                                                        --------------      --------------
TOTAL STOCKHOLDERS' EQUITY ........................................         18,358,962          24,183,233
                                                                        --------------      --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................     Ps. 58,607,022      Ps. 67,665,246
                                                                        --------------      --------------

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

      The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2001, 2002 and 2003) of Mexican financial institutions, to be cash equivalents.

      The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS 95.

                                                                                 2001               2002                 2003
                                                                                 ----               ----                 ----
Operating activities:
Net income (loss) under U.S. GAAP .......................................  Ps.  1,430,188      Ps. (1,177,618)     Ps.  2,804,205
Adjustments to reconcile net income to cash provided by operating activities:
   Equity in losses of affiliates .......................................       1,154,865           1,925,250             992,770
   Minority interest from continuing operations .........................          29,988             (79,942)           (120,241)
   Depreciation and amortization ........................................       1,914,606           1,811,664           1,421,127


   Cumulative loss effect of accounting change ..........................         863,841           1,281,782                  --
   Deferred income tax and employees' profit sharing ....................         495,507            (676,029)            388,328
   Derivative financial instruments .....................................      (2,663,768)          1,223,787          (1,330,338)
   Gain on disposal of investment .......................................        (306,334)           (789,538)           (445,824)
   Unrealized foreign exchange loss, net ................................        (260,937)            514,186             222,201
   Loss from monetary position ..........................................        (302,535)           (165,323)            (76,715)
                                                                           --------------      --------------      --------------
                                                                                2,355,421           3,868,219           3,855,513
                                                                           --------------      --------------      --------------
Changes in operating assets and liabilities:
Decrease (increase) in:
   Trade notes and accounts receivable and customer deposits and
     advances, net.......................................................        (461,188)           (457,378)            641,420
   Inventories ..........................................................        (161,419)             56,342              15,454
   Transmission rights, programs and films and production talent advances       2,723,398             174,072            (164,791)
   Other accounts and notes receivable and other current assets .........        (671,659)            456,256            (104,716)
(Decrease) increase in:
   Trade accounts payable ...............................................         (30,670)            288,350             146,510
   Other liabilities and taxes payable ..................................      (1,809,159)          1,711,363                 138
   Pension plans and seniority premiums .................................        (339,943)           (269,052)            555,767
                                                                           --------------      --------------      --------------
                                                                                 (750,640)          1,959,953           1,089,782
                                                                           --------------      --------------      --------------
Cash provided by operating activities ...................................       1,604,781           5,828,172           4,945,295
                                                                           --------------      --------------      --------------
Financing activities:
   Issuance of Senior Notes .............................................       3,026,097           3,264,030                  --
   Other changes in notes payable .......................................        (537,833)         (3,021,861)           (205,214)
   Shares issued ........................................................              --                 425           4,023,375
   Repurchase of shares .................................................        (243,661)            (38,571)         (4,580,676)
   Dividends ............................................................              --                  --            (571,871)
   Minority interest ....................................................          (9,274)            184,017              14,803
                                                                           --------------      --------------      --------------
Cash provided (used) by financing activities ............................       2,235,329             388,040          (1,319,583)
                                                                           --------------      --------------      --------------
Investing activities:
   Due from affiliated companies, net ...................................          24,370             663,243            (275,667)
   Proceeds from dispositions of investments ............................         512,087           2,619,502             397,078
   Equity investments and other advances ................................      (5,387,811)         (5,513,204)            667,290
   Investments in property, plant and equipment .........................        (981,932)         (1,266,055)           (649,093)
   Deferred costs and other assets ......................................        (201,638)            626,993            (219,468)
                                                                           --------------      --------------      --------------
Cash used for investing activities ......................................      (6,034,924)         (2,869,521)            (79,860)
                                                                           --------------      --------------      --------------
Net (decrease) increase in cash and cash equivalents ....................      (2,194,814)          3,346,691           3,545,852
Translation effect on cash and cash equivalents .........................        (103,082)            (68,450)            (51,141)
Effect of inflation on cash and cash equivalents ........................        (178,881)           (324,234)           (367,399)
Cash and cash equivalents at beginning of year ..........................       8,658,986           6,182,209           9,136,216
                                                                           --------------      --------------      --------------
Cash and cash equivalents at end of year ................................  Ps.  6,182,209      Ps.  9,136,216      Ps. 12,263,528
                                                                           ==============      ==============      ==============

      Net cash provided by (used for) operating activities reflects cash payments for interest and income taxes as follows:

                                                                        2001               2002                   2003
                                                                        ----               ----                   ----
Interest.....................................................      Ps.  1,033,874      Ps.    1,124,919      Ps.  1,047,112
Income taxes and/or assets tax...............................             577,508               721,793             480,364

     Supplemental disclosures about non-cash activities:

                                                                        2001               2002                 2003
                                                                        ----               ----                 ----
Note receivable related to customer deposits.................      Ps.  7,352,123      Ps.  7,443,204        Ps.  8,042,676

      Recently issued accounting standards

      In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R on February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 1, 2003, FIN 46-R was deferred to 2004. The Company expects that upon the adoption of FIN 46 and FIN 46-R, it will begin to consolidate Innova. Although such adoption may not impact net income, it will change the income statement and balance sheet presentation.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact which SFAS No. 150 may have on its consolidated results of operations or financial condition.

      Consolidated valuation and qualifying accounts

                                                BALANCE AT                                      BALANCE AT
                                               BEGINNING OF                                         END
               DESCRIPTION                        PERIOD        ADDITIONS      DEDUCTIONS        OF PERIOD
               -----------                        ------        ---------      ----------        ---------
CONTINUING OPERATIONS:
     Reserve for damage, obsolescence or
       deterioration of inventory:
         Year ended December 31, 2001.....    Ps.    13,407    Ps.       --    Ps. (2,731)    Ps.   10,676
         Year ended December 31, 2002.....           10,676           1,808        (3,747)           8,737
         Year ended December 31, 2003.....            8,737           2,692           (55)          11,374

     Allowances for doubtful accounts (1):

         Year ended December 31, 2001.....    Ps.   762,421    Ps.  216,141    Ps. (201,733)  Ps.  776,829
         Year ended December 31, 2002.....          776,829         327,631        (151,299)       953,161
         Year ended December 31, 2003.....          953,161         356,725        (423,247)       886,639

                                                BALANCE AT                                      BALANCE AT
                                               BEGINNING OF                                         END
               DESCRIPTION                        PERIOD        ADDITIONS      DEDUCTIONS        OF PERIOD
               -----------                        ------        ---------      ----------        ---------
DISCONTINUED OPERATIONS:
     Reserve for damage, obsolescence or
       deterioration of inventory:
         Year ended December 31, 2001.....    Ps.    37,538    Ps.   22,669    Ps.  (54,230)  Ps.    5,977
         Year ended December 31, 2002.....            5,977              --          (5,977)            --
         Year ended December 31, 2003.....               --              --              --             --

     Allowances for doubtful accounts (1):

         Year ended December 31, 2001.....    Ps.    39,519    Ps.    3,313    Ps.   (4,965)  Ps.   37,867
         Year ended December 31, 2002.....           37,867              --         (37,867)            --
         Year ended December 31, 2003.....               --              --              --             --


(1) Include allowances for trade and non-trade doubtful accounts.

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS



                                                               BALANCE AT BEGINNING                                   BALANCE AT END
                       DESCRIPTION                                  OF PERIOD           ADDITIONS       DEDUCTIONS      OF PERIOD
                       -----------                                  ---------           ---------       ----------      ---------
CONTINUING OPERATIONS:
      Reserve for damage, obsolescence or deterioration
         of inventory:
            Year ended December 31, 2001.................       Ps.       13,407     Ps.           --  Ps.   (2,731)  Ps.     10,676
            Year ended December 31, 2002.................                 10,676                1,808        (3,747)           8,737
            Year ended December 31, 2003.................                  8,737                2,692           (55)          11,374

      Allowances for doubtful accounts (1):
            Year ended December 31, 2001.................       Ps.      762,421     Ps.      216,141  Ps. (201,733)  Ps.    776,829
            Year ended December 31, 2002.................                776,829              327,631      (151,299)         953,161
            Year ended December 31, 2003.................                953,161              356,725      (423,247)         886,639


DISCONTINUED OPERATIONS:
      Reserve for damage, obsolescence or deterioration
         of inventory:
            Year ended December 31, 2001.................       Ps.       37,538     Ps.       22,669  Ps.  (54,230)  Ps.      5,977
            Year ended December 31, 2002.................                  5,977                   --        (5,977)              --
            Year ended December 31, 2003.................                     --                   --            --               --

      Allowances for doubtful accounts (1):
            Year ended December 31, 2001.................       Ps.       39,519     Ps.        3,313  Ps.   (4,965)  Ps.     37,867
            Year ended December 31, 2002.................                 37,867                   --       (37,867)              --
            Year ended December 31, 2003.................                     --                   --            --               --


(1) Include allowances for trade and non-trade doubtful accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, D. F., January 30, 2004

To the Equity Owners of
Innova, S. de R. L. de C.V.:

We have audited the accompanying consolidated balance sheets of Innova, S. de R.
L. de C.V. and its subsidiaries (collectively the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of loss, of changes in equity owners' deficit and of changes in financial position for each of the three years in the period ended December 31, 2003 all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C.V. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations, the changes in their equity owners' deficit and the changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for each of the three years in the period ended December 31, 2003, and the determination of consolidated equity owners' deficit at December 31, 2003 and 2002 to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Felipe Perez Cervantes, C.P.
----------------------------------
Felipe Perez Cervantes, C.P.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                                              December 31,
                                                                              ------------
                                                                          2003                 2002
                                                                          ----                 ----
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                            Ps.    493,569        Ps.   277,243
Trade accounts receivable, net (Note 4)                                     112,307              107,913
Value added tax credit and other                                              1,955                1,279
Spare parts                                                                  10,079               13,537
Prepaid advertising (Note 9)                                                125,000              126,892
Other current assets                                                         16,052               45,767
                                                                     --------------        -------------
Total current assets                                                        758,962              572,631

Property and equipment, net (Note 5)                                      1,397,679            1,606,392
Satellite transponders, net (Note 6)                                      1,253,439            1,290,389
Deferred costs, net (Note 7)                                                 58,207               85,677
Intangible assets, net (Note 8)                                               5,055                7,010
Other non-current assets                                                      3,191               16,417
                                                                     --------------        -------------
Total assets                                                         Ps.  3,476,533        Ps. 3,578,516
                                                                     ==============        =============
LIABILITIES AND EQUITY OWNERS' DEFICIT

CURRENT LIABILITIES:
Trade accounts payable                                               Ps.    147,605        Ps.   103,548
Accrued expenses                                                            254,633              278,875
Satellite transponders obligation (Note 6)                                   63,523               54,914
Due to affiliated companies and other related parties (Note 9)              426,280              450,670
Accrued interest                                                            120,367              138,098
Accrued taxes                                                                97,664               32,807
Deferred income                                                             137,957              113,856
                                                                     --------------        -------------
Total current liabilities                                                 1,248,029            1,172,768

NON-CURRENT LIABILITIES:
Senior notes (Note 10)                                                    4,355,300            4,080,175
Equity Owners' loans (Note 11)                                                   --            3,371,856
Satellite transponders obligation (Note 6)                                1,404,870            1,423,323
Accrued interest                                                                 --              709,613
Other liabilities                                                             1,641                1,226
                                                                     --------------        -------------
Total liabilities                                                         7,009,840           10,758,961
                                                                     --------------        -------------
Commitments and contingencies (Note 13)                                          --                   --

EQUITY OWNERS' DEFICIT:
Contributed capital:
Social Parts (Note 14)                                                    6,327,232            1,989,258
                                                                     --------------        -------------
Earned capital:
Accumulated losses (Note 16)                                             (9,136,974)          (7,298,019)
Loss for the period                                                        (798,653)          (1,838,955)
Excess (deficit) from restatement                                            75,187              (32,590)
                                                                     --------------        -------------
                                                                         (9,860,440)          (9,169,564)
                                                                     --------------        -------------
Supplementary liability for labor obligations                                   (99)                (139)
Total equity owners' deficit                                             (3,533,307)          (7,180,445)
                                                                     --------------        -------------
Total liabilities and equity owners' deficit                         Ps.  3,476,533        Ps. 3,578,516
                                                                     ==============        =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF LOSS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                        Years ended December 31,
                                                        ------------------------
                                                2003               2002              2001
                                                ----               ----              ----
Net sales                                   Ps. 3,820,738     Ps. 3,569,500     Ps. 3,396,025

Operating expenses:
Cost of sales                                   1,180,215         1,105,059         1,271,527
Administrative expenses                           124,997           126,309           157,441
Selling expenses                                  848,358           865,894           851,364
Other operating expenses                          475,665           500,962           419,640
                                           --------------    --------------    --------------
Total operating expenses                        2,629,235         2,598,224         2,699,972

Depreciation and amortization                     808,628           961,896           986,079
                                           --------------    --------------    --------------
Operating profit (loss)                           382,875             9,380          (290,026)
                                           --------------    --------------    --------------
Integral results of financing (Note 3):
Interest expense                                 (938,901)       (1,022,183)         (939,826)
Interest income                                    15,171            11,504            20,566
Foreign exchange (losses) gains, net             (587,758)       (1,221,164)          385,767
Gain from monetary position                       315,295           518,460           460,020
                                           --------------    --------------    --------------
Total integral results of financing            (1,196,193)       (1,713,383)          (73,473)

Other income (expenses) - Net                       3,478           (22,677)               --

Restructuring and non-recurring items
(Note 15)                                        (106,896)          (33,718)          (14,116)
                                           --------------    --------------    --------------
Loss before taxes and minority interest          (916,736)       (1,760,398)         (377,615)

Provision for income and asset taxes
(Note 17)                                         117,050           (78,536)          (48,126)
Minority interest                                   1,033               (21)               --
                                           --------------    --------------    --------------
Net loss                                   (Ps.   798,653)   (Ps. 1,838,955)   (Ps.   425,741)
                                           ==============    ==============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OWNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)


                                                                   Supplementary
                                                     Deficit        liability                                          Total
                                     Social            from          for labor     Accumulated       Net            equity owners'
                                     parts          restatement     obligations       losses         loss              deficit
                                     -----          -----------     -----------       ------         ----              -------
Balance at December 31, 2000    Ps.  1,989,258   (Ps.  69,781)      Ps.   --    (Ps. 4,939,644) (Ps.  1,932,634)    (Ps. 4,952,801)
Transfer of net loss to
  accumulated losses                                                                (1,932,634)       1,932,634                 --
Comprehensive loss (Note 18)                         (133,610)           (16)                          (425,741)          (559,367)
                                --------------   ------------      ---------    --------------  ---------------     --------------
Balance at December 31, 2001         1,989,258       (203,391)           (16)       (6,872,278)        (425,741)        (5,512,168)
Transfer of net loss to
  accumulated losses                                                                  (425,741)         425,741                 --
Comprehensive loss (Note 18)                          170,801           (123)                        (1,838,955)        (1,668,277)
                                --------------   ------------      ---------    --------------- ---------------     --------------
Balance at December 31, 2002         1,989,258        (32,590)          (139)       (7,298,019)      (1,838,955)        (7,180,445)
Capitalization of equity owners'
  loans (Note 11)                    4,337,974                                                                           4,337,974
Transfer of net loss to
  accumulated losses                                                                (1,838,955)       1,838,955                 --
Comprehensive loss (Note 18)                          107,777             40                           (798,653)          (690,836)
                                --------------    -----------      ---------    --------------   --------------      --------------
Balance at December 31, 2003    Ps.  6,327,232    Ps.  75,187      (Ps.   99)   (Ps. 9,136,974)  (Ps.   798,653)    (Ps. 3,533,307)
                                ==============    ===========      =========    ==============   ==============     ==============



The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                                             Years ended December 31,
                                                                             ------------------------
                                                                    2003               2002                 2001
                                                                    ----               ----                 ----
Operating activities:

Net loss                                                        (Ps. 798,653)      (Ps. 1,838,955)      (Ps.   425,741)
Adjustments to reconcile net loss to
resources provided by (used in) operating activities:
    Depreciation and amortization                                    808,628              961,896              986,079
    Maintenance reserve                                                4,635                7,365                5,078
    Impairment of fixed assets                                            --               32,000                   --
                                                                ------------       --------------       --------------
                                                                      14,610             (837,694)             565,416
                                                                ------------       --------------       --------------
Changes in operating assets and liabilities:

Trade accounts receivable                                             (4,394)              25,310               56,140
Value added tax credit and other                                        (676)               8,455               14,431
Spare parts                                                            3,458               (4,760)              (2,313)
Prepaid advertising and other current assets                          31,607               32,941             (173,297)
Deferred costs                                                        34,234               15,304                5,512
Intangible and other assets                                           45,367                6,096               (6,977)
Trade accounts payable                                                44,057               13,862              (42,909)
Accrued expenses and Satellite reorientation reserve                  40,615              (60,067)            (388,957)
Due to affiliated companies and other related parties                (24,390)              87,129              109,698
Transponder Services - Solidaridad 2                                      --                   --             (231,826)
Accrued interest                                                    (727,344)             365,614              189,785
Deferred income                                                       24,101                1,130                5,551
Supplementary liability for labor obligations                             40                 (124)                 (15)
Other                                                                    415                  469                  428
                                                                ------------       --------------       --------------
Resources (used in) provided by operating activities                (518,300)            (346,335)             100,667
                                                                ------------       --------------       --------------

Financing activities:

Capital contributions                                              4,337,974                   --                   --
Equity Owners' loans                                              (3,371,856)             543,391            1,200,912
Senior notes                                                         275,125              297,457             (352,323)
Satellite transponders obligation                                     (9,844)              65,900             (118,466)
                                                                ------------       --------------       --------------
Resources provided by financing activities                         1,231,399              906,748              730,123
                                                                ------------       --------------       --------------
Investing activities:

Investment in property and equipment, net                           (496,773)            (330,148)            (834,670)
                                                                ------------       --------------       --------------

Resources used in investing activities                              (496,773)            (330,148)            (834,670)
                                                                ------------       --------------       --------------

Cash and cash equivalents:
Increase (decrease) for the period                                   216,326              230,265               (3,880)
At the beginning of the period                                       277,243               46,978               50,858
                                                                ------------       --------------       --------------
At the end of the period                                         Ps. 493,569        Ps.   277,243        Ps.    46,978
                                                                ============       ==============       ==============

The accompanying notes are an integral part of these consolidated financial statements.

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
                                      2003)

NOTE 1 - THE COMPANY AND ITS PRINCIPAL OPERATIONS:

Innova, S. de R.L. de C.V. ("Innova" or the "Company"), a Mexican company with limited liability and variable capital, provides direct-to-home ("DTH") broadcast satellite pay television services in Mexico under the SKY brand name. Innova is a joint venture indirectly owned by Grupo Televisa, S. A. ("Televisa") (60%), The News Corporation Limited ("News Corporation") (30%) and Liberty Media International Holdings, LLC (formerly Liberty Media International, Inc.) ("LMI") (10%). The Company and its subsidiaries are collectively referred to as the Group.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("U.S. GAAP") is included in Note 20.

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

b.   Members of the Group -

     At December 31, 2003, the Group consists of the Company and the following wholly-owned subsidiaries:

     -   Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de
         C.V.

     -   Corporacion Novavision, S. de R. L. de C.V.

     -   Corporacion Novaimagen, S. de R. L. de C.V.

     -   Servicios Novasat, S. de R.L. de C.V.

     -   Servicios Corporativos de Telefonia, S. de R. L. de C.V. ("SECOTEL")

     SECOTEL was formed in July 2001, when the Company purchased the Call Center operation from an affiliate of Televisa (Note 8).

c.   Cash and cash equivalents -

     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of overnight deposits, obligations of the Mexican Government, deposits and bonds in U.S. financial institutions to be cash equivalents.

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

     Installation costs of antennas, low noise blocks ("LNBs") and accessories in subscribers' homes or businesses are capitalized in the line item antennas, LNBs and accessories, and are amortized over the estimated useful life of the asset, which is three years.

     When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in results of operations.

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

g.   Preoperating expenses -

     The Group deferred preoperating expenses incurred prior to the launch of its satellite pay television services in December 1996. Amortization was calculated using the straight-line method over a term of five years and amounted to Ps.49,136 in 2001. The preoperating expenses were fully amortized in November 2001.

h.   Seniority premiums and indemnities -

     Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company's noncontributory retirement plan for its employees, are recognized as expenses in the years in which the services are rendered, based on actuarial studies using the projected unit credit method.

     Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

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

      The Group provides the DTH antenna, LNB and remote control to customers along with the IRD, but has retained title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. Rental revenues are recognized on a monthly basis.

      Advertising revenues are recognized at the time the advertising services are rendered.

k.    Advertising costs -

      Advertising expenses are expensed as incurred and amounted to Ps.201,194, Ps.212,123 and Ps.235,865 during the years ended December 31, 2003, 2002 and 2001 respectively.

l.    Capitalized financing costs -

      The Group capitalized the integral financing costs attributable to acquired assets during installation and preoperating expenses. Capitalized integral financing costs include interest costs, gains from monetary position and foreign exchange gains or losses, and are determined by reference to the Group's average interest cost for outstanding borrowings. No amounts were capitalized in 2003, 2002 and 2001.

m.    Risk concentrations -

      Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.96,741 in 2003, Ps.115,238 in 2002 and Ps.180,986 in 2001
      (Note 4).

      In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The use of these transponders is unprotected and, as a result, any long term disruption to one or more of the transmission signals could have a material adverse effect on the Group.

n.    Comprehensive loss -

      Comprehensive loss represents the net loss for the period presented in the income statement plus other results for the period reflected in equity owners' deficit which are from non-owner sources (Note 18).

o.    Evaluation of long-lived assets -

      The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations as well as other economic and market variables.

p.    Income tax -

      The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

      The accrued effect required the recognition of a net deferred tax asset and corresponding valuation allowance, because available evidence did not indicate that there was a high probability of future taxable income to realize the deferred tax asset. Subsequent changes in deferred tax assets and liabilities and valuation allowances are recognized in income.

q.    New accounting bulletins -

      In January 2002, the MIPA issued Statement C-8, "Intangible Assets," effective as from January 1, 2003. This statement establishes criteria for the recognition of intangible assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. The adoption of Statement C-8 did not have any impact on the Group's consolidated financial statements.

      In January 2002, the MIPA issued Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. The adoption of this Statement did not have any impact on the Group's financial statements.

      On January 1, 2004 the provisions of Statement C-15, "Impairment of Long-Lived Assets and Their Disposal," issued by the MIPA, became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. In addition, it also prescribes guidelines for valuation of long-lived assets. The Group does not expect the adoption of this standard to have any effect on its financial statement.

      In 2003, the MIPA issued new Statement C-12, "Financial Instruments Qualifying as Liabilities, Capital or Both" ("Statement C-12"), which highlights the differences between liabilities and stockholders' equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition. The new Statement C-12 establishes the methodology for separating liabilities and stockholders' equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders' equity in the same proportion as the amounts of the components recognized as liabilities and stockholders' equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders' equity are charged directly to a capital account other than the income account for the year. Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12. The Group does not expect that the adoption of this Statement will have a material effect on the consolidated financial statements.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with Statement B-10, "Recognition of the Effects of Inflation on Financial Information," as amended ("Statement B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2003 in order to be comparable to financial information as of that date, as follows:

- The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2003 using the NCPI as of December 31, 2003.

- The statements of loss and changes in equity owners' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2003 using the NCPI for the month in which the transactions occurred.

The restatement of the financial statements has been applied in accordance with Statement B-10 guidelines as described below:

Restatement of non-monetary assets -

Property and equipment, except for equipment of non-Mexican origin, are restated using the NCPI. Equipment of non-Mexican origin, primarily satellite transponders, are restated using a Specific Index. The Specific Index is derived from inflation in the country of the assets' origin and the foreign currency exchange rate of the Mexican Peso against the currency of such country.

Property and equipment in use at the beginning of the year is depreciated based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. Additions during the year are depreciated based on the restated value.

Restatement of equity owners' deficit -

Social parts and other equity owners' deficit accounts (other than the excess / deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2003. The deficit / excess from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

Integral results of financing -

The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2003, 2002 and 2001, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

Statement of changes in financial position -

Statement B-12, "Statements of Changes in Financial Position" ("Statement B-12"), issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units in accordance with the Third Amendment to Statement B-10. Statement B-12 identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations. The translation effects of operating assets and liabilities are included in the stated change of the related item.

Other accounts -

The following accounts are restated using the NCPI:

Debt issuance costs and related amortization
Leasehold improvements and related amortization
Intangible assets and related amortization

National Consumer Price Index (NCPI) -

Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2003, in accordance with the Third Amendment to Statement B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2003, 2002 and 2001 was 106.996, 102.904 and 97.354 respectively.

NOTE 4 - TRADE ACCOUNTS RECEIVABLE, NET:

Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRD's and from the sale of advertising. Balances as of December 31, consist of:

                                                 2003             2002
                                                 ----             ----
Trade accounts receivable                    Ps. 182,568      Ps. 183,959
Allowance for doubtful accounts                  (70,261)         (76,046)
                                             -----------      -----------
                                             Ps. 112,307      Ps. 107,913
                                             ===========      ===========

The allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001, was as follows:

                                  2003            2002            2001
                                  ----            ----            ----
Beginning balance             Ps. 76,046      Ps. 88,149       Ps. 15,431
Additions                         96,741         115,238          180,986
Write offs                      (102,526)       (127,341)        (108,268)
                              ----------      ----------       ----------
Ending balance                Ps. 70,261      Ps. 76,046       Ps. 88,149
                              ==========      ==========       ==========

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Property and equipment, net as of December 31, consists of:

                                                 2003              2002
                                                 ----              ----
Integrated receiver/decoders                Ps. 2,652,723     Ps. 2,650,006
Transmission equipment                            379,729           356,298
Antennas, LNBs and accessories                    800,989           576,586
Computer equipment                                487,865           318,009
Furniture                                          20,327            20,291
Transportation equipment                           20,437            21,811
Buildings                                             851             2,117
                                             ------------     -------------

                                                4,362,921         3,945,118
Accumulated depreciation                       (3,010,723)       (2,471,760)
                                             ------------     -------------

                                                1,352,198         1,473,358
Land                                                1,350             9,092
Equipment in progress                              32,425           121,426
Advances to suppliers                              11,706             2,516
                                            -------------     -------------

                                            Ps. 1,397,679     Ps. 1,606,392
                                            =============     =============

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was Ps.693,826, Ps.763,991 and Ps.741,622, respectively.

The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.32,000 (which was included in "Transponder services - Solidaridad 2 and reorientation cost" line item) during the year ended December 31, 2002. As of April 2002, the Group ceased utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite. At that date, transmission equipment with a book value of Ps.39,868 associated with Solidaridad 2 was held by the Group and the Group decided to recognize an impairment charge amounting to Ps.32,000 for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.7,868 of transmission equipment that could be utilized by the PAS-9 satellite.

At December 31, 2003 and 2002, IRDs, transmission equipment, computer equipment and transportation equipment include restated assets which are of a non-Mexican origin of Ps.324,318 and Ps.442,031, respectively, net of accumulated depreciation. Computer equipment includes Ps.178,765 and Ps.16,950 of capitalized software costs as of December 31, 2003 and 2002, respectively.

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

The concession authorizing the use of PAS-9 was granted by the Federal Government through the SCT in November 2000. Under the terms of this concession, the Group is bound to offer the service of paid television via DTH satellite for a three-year term starting in November 2000, in the Municipalities or City Districts where 40% of the total population of the coverage area dwells, as per the most recent census information available. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. The Group stopped using the services of Solidaridad 2 in early April 2002.

The Group recorded an asset equal to the net present value of the U.S.$1.7 million per month payments and the U.S.$11.7 million credit. The balance of the satellite transponders as of December 31, is as follows:

                                                  2003                2002
                                                  ----                ----
Satellite transponders                       Ps.  1,611,565      Ps.  1,528,092
Accumulated depreciation                           (358,126)           (237,703)
                                             --------------      --------------
                                             Ps.  1,253,439      Ps.  1,290,389
                                             ==============      ==============

Amortization of satellite transponders in 2003, 2002 and 2001 was Ps.107,438, Ps.101,873 and Ps.92,474, respectively.

The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                                  Total
                                                  -----
2004                                         Ps.    228,990
2005                                                228,990
2006                                                228,990
2007                                                228,990
2008                                                228,990
Thereafter                                        1,531,053
                                             --------------

                                                  2,676,003

Less: amount representing interest               (1,207,610)
                                             --------------

                                             Ps.  1,468,393
                                             ==============

Interest expense recognized during the years ended December 31, 2003, 2002 and 2001 was Ps.169,866, Ps.166,118 and Ps.170,043, respectively.

The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                                        December 31,
                                                        ------------
                                                  2003               2002
                                                  ----               ----
Current portion                              Ps.     63,523     Ps.     54,914
Long-term portion                                 1,404,870          1,423,323
                                             --------------     --------------
Total obligations                            Ps.  1,468,393     Ps.  1,478,237
                                             ==============     ==============

The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's equity owners in relation to their respective ownership interests.

NOTE 7 - DEFERRED COSTS, NET:

Deferred costs, net as of December 31, consist of:

                                                  2003               2002
                                                  ----               ----
Debt issuance costs, net (a)                 Ps.     51,280     Ps.     76,707
Leasehold improvements, net (b)                       6,927              8,970
                                             --------------     --------------

                                             Ps.     58,207     Ps.     85,677
                                             ==============     ==============

a.    Debt issuance costs

                                                  2003               2002
                                                  ----               ----
Old Senior Notes (1)                         Ps.     42,268     Ps.    179,475
New Senior Notes (2)                                 39,427                 --
                                             --------------     --------------

                                                     81,695            179,475
Less:  Accumulated amortization                     (30,415)          (102,768)
                                             --------------     --------------

Total capitalized expenses, net              Ps.     51,280     Ps.     76,707
                                             ==============     ==============

(1) During 2003, the Group expensed as a non-recurring item, Ps.45,681 corresponding to the unamortized debt issuance costs in respect of noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes (Note 10). The remaining Ps.12,840 corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchanged, which will continue to be amortized over the remaining term of the Old Senior Notes.

(2)   Fees and expenses incurred for the issuance of the New Senior Notes (Note
      10), will be amortized over the term of the New Senior Notes.

      Amortization of debt issuance costs was Ps.16,397, Ps.17,936 and Ps.17,936 in 2003, 2002 and 2001, respectively.

b.    Leasehold improvements

Amortization of leasehold improvements was Ps.3,668, Ps.9,896 and Ps.6,324 in 2003, 2002 and 2001, respectively.

NOTE 8 - INTANGIBLE ASSETS, NET:

Intangible and other assets, net are amortized using the straight-line method over a period of five years. Balances as of December 31, consist of:

                                                   2003              2002
                                                   ----              ----
Noncompetition agreement (a)                 Ps.         --     Ps.    181,224
Call Center Operations (b)                            9,784              9,784
                                             --------------     --------------
                                                      9,784            191,008
Accumulated amortization                             (4,729)          (183,998)
                                             --------------     --------------

                                             Ps.      5,055     Ps.      7,010
                                             ==============     ==============

(a) Consists mainly of a noncompetition agreement and certain rights for the use of transponders acquired in 1997, both of which were fully amortized in 2002.

(b) Consist mainly of software and other licenses for the Call Center operation that was acquired from an affiliate of Televisa in 2001.

NOTE 9 - TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

The principal transactions of the Group with affiliated companies and related parties are:

                                                       2003               2002               2001
                                                       ----               ----               ----
Borrowings and accrued interest from
  equity owners (Note 11)                         Ps.         --     Ps.  4,081,469     Ps.  3,188,805
Broadcasting services, Florida (a)                        85,209             85,375             95,784
Programming (b)                                          204,846            186,096            149,234
Special events programming (c) (i)                       123,883            190,493            147,744
Advertising costs (d)                                    126,010            133,094            146,213
Royalties (e)                                             62,627             45,983             99,230
Call Center services (f)                                      --                 --             74,525
Broadcasting services, Mexico City (g)                    45,410             40,066             37,695
Fixed asset acquisitions                                      --             12,206             23,985
Acquisition of smart cards                                11,706             10,486             54,191
Finance costs (Note 11)                                  213,806            296,609            223,373
Management and administrative services                     2,166              7,530             21,329
Maintenance services                                       3,917             13,105             11,692
Advertising revenue                                       25,896             29,854             32,894
Transmission services, income                              6,106              7,457              6,692
Other                                                        662              8,141              2,310

(a) The Group has an agreement with DTH TechCo Partners, an affiliate of both Televisa and News Corporation, for play-out, uplink and downlink of signals and compression services. Costs for these services are anticipated to be approximately U.S.$8.0 million per year.

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

(e) Royalties paid to an affiliate of News Corporation consist of license, security and access fees and charges for the use of certain technology. The monthly fees and charges are based on the total number of smart cards, new subscribers during the period and the number of IRD's purchased.

(f) Until June 30, 2001, the Group received call processing services and customer care from an affiliate of Televisa. As described in Note 2.b., the Group purchased the call center operations from Televisa for Ps.25,123.

(g) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

The outstanding balances due to affiliates and other related parties, excluding equity owners' loans and accrued interest, as of December 31, are as follows:

                                                       2003               2002
                                                       ----               ----
Televisa and subsidiaries (h)                     Ps.    365,827     Ps.    392,841
News Corporation and subsidiaries                         60,453             57,829
                                                  --------------     --------------

                                                  Ps.    426,280     Ps.    450,670
                                                  ==============     ==============

(h) Amount includes the liability for the prepaid advertising to Televisa. On December, 2003, the Group entered into one-year advertising agreements with Televisa and subsidiaries for Ps.125,000, covering the period January 1, 2004 to December 31, 2004. In December 2002, the Group entered into one-year advertising agreement amounting to Ps.120,000, covering the period January 1, 2003 to December 31, 2003. The prepaid advertising is amortized as the advertising is aired.

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

      In consideration for the right to distribute all of the licensed events, the Group should pay Televisa a total license fee amounting to U.S.$15 million pro rata during the term, as follows:

      -     U.S.$6 million for all programming licensed during 2001;

      -     U.S.$6 million for all programming licensed during 2002; and

      - The remaining U.S.$3 million for all programming licensed thereafter until the end of the summer soccer season for 2003.

      During 2003, the Group entered into an agreement with Televisa amounting approximately U.S.$4.6 million for all programming licensed thereafter until the end of the winter soccer season for 2003 and approximately U.S.$4.9 million for all programming licensed of summer soccer season for 2004.

      The Group has engaged the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C. to advise them on various legal issues. Two of their partners, currently on leave from the partnership, serve as members of our Board. The fees paid to this law firm during 2003 and 2001 were Ps.437 and Ps. 148, respectively. We did not pay any legal fees in 2002.

NOTE 10 - SENIOR NOTES:

The Senior Notes consist of the following balances as of December 31:

                                                       2003               2002
                                                       ----               ----
New Senior Notes (a)                              Ps.  3,367,500     Ps.         --
Old Senior Notes (b)                                     987,800          4,080,175
                                                  --------------     --------------

                                                  Ps.  4,355,300     Ps.  4,080,175
                                                  ==============     ==============

(a) On September 19, 2003 the Group completed the offering of U.S.$300 million of its Senior Notes due 2013 ("New Senior Notes"). The New Senior Notes bear interest at a coupon rate of 9.375%, payable semiannually on March 19 and September 19 of each year, commencing March 19, 2004. Interest will be computed on the basis of a 360-day year or twelve 30-day months. The New Senior Notes are unsecured and unsubordinated indebtedness of the Group and contain certain covenants relating to the Group, including covenants with respect to: (i) limitations on additional indebtedness; (ii) limitations on liens; (iii) limitations on sales and leasebacks; (iv) limitations on restricted payments; (v) limitations on asset sales; and
      (vi) limitations on certain mergers, consolidations and similar transactions.

      The Group may, at its own option, redeem the New Senior Notes, in whole or in part, at any time on or after September 19, 2008 at the following redemption prices (expressed in percentages of the principal amount), plus accrued and unpaid interest, if any:

 If redeemed during the
   twelve-month period                       Redemption
commencing September 19,                     Percentage
-----------------------                      ----------
          2008                                104.6875
          2009                                103.1250
          2010                                101.5625
          2011                                100.0000

      In addition, on or before September 19, 2006, the Group may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of the New Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

      The net proceeds from the offering of the New Senior Notes were used to redeem on October 20, 2003 U.S.$287.0 million in principal amount of the Group's 12-7/8% Old Senior Notes due 2007 (see below), and to pay a redemption premium of U.S.$9.2 million, and fees and expenses relating to the transaction of U.S.$3.8 million (Note 7-a).

(b) In 1997, the Group concluded an offering of U.S.$375 million of its Senior Notes due 2007 ("Old Senior Notes"). The Old Senior Notes bear interest at a rate of 12-7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Old Senior Notes is payable semi-annually on April 1 and October 1 of each year and commenced on October 1, 1997. The Old Senior Notes are uncollateralized, unsubordinated indebtedness of the Group and contain certain covenants similar to the New Senior Notes.

      The U.S.$88 million in Old Senior Notes that were not exchanged will continue to accrue interest at 12-7/8% per annum, and remain outstanding in accordance with their original terms.

NOTE 11 - EQUITY OWNERS' LOANS:

Effective September 9, 2003, the Group's equity owners capitalized all outstanding principal amounts of the loans made by them to the Group totaling Ps.3,438,958 as well as the portion of accrued interest as of such date which amounted to Ps.899,016. After giving effect to the capitalization, the Group's equity owners, Televisa, News Corporation and Liberty Media, continue to indirectly own 60%, 30% and 10% of Innova, respectively.

The equity owners' loans, which were all made on a pro rata basis by the Group's equity owners, incurred interest at an annual rate of 9% and were payable in full ten years from the date of issuance. The maturity date of any individual loan could be accelerated or otherwise modified upon joint agreement of the equity owners and the Group.

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

The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2003 and 2002 is as follows (amounts in thousands):

                                                  Carrying value       Fair value
                                                  --------------       ----------
December 31, 2003          New Senior Notes       U.S.$  300,000     U.S.$  307,890
                           Old Senior Notes       U.S.$   88,000     U.S.$   89,100

December 31, 2002          Old Senior Notes       U.S$   375,000     U.S.$  330,000

The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

In 2002 management was unable to estimate the fair value of the equity owners' loans due to their nature.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2004 commitment will approximate U.S.$11.6 million for royalties, licenses and maintenance of the foregoing systems. In 2003, 2002, and 2001, the Group incurred expenses of U.S.$7.2 million, U.S.$5.9 million and U.S.$9.7 million, respectively.

      The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.0 million per year. The Group incurred expenses of U.S.$4.1 million in 2003, U.S.$3.9 million in 2002 and U.S.$3.8 million in 2001.

      The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.729,608, Ps.683,424 and Ps.676,234 for the years ended December 31, 2003, 2002 and 2001, respectively.

b.    The Group entered into two related agreements with CSG Software, Inc.
      (CSG), on June 12, 2002 under which CSG provides: a) A non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system, training and support services and, b) consulting services.

      Under the Software License and Service Agreement, the Group paid U.S.$2.9 million to CSG for a license capacity of up to 1,125,000 subscribers. However, the Group can purchase additional capacity according to the subscriber base growth at an additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which live production of the system begins, the annual cost for this service will be U.S.$585,600. It is possible in accordance with the agreement to use the Kenan system for other DTH platform in case of merger, acquisition or combination of platforms. The new SMS was placed in service on November 2003.

      Under the Consulting Services agreement, CSG provided management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently in operation, in accordance with a Implementation Planning and Analysis process (IPA), previously agreed with the Group. The total cost of these services is U.S.$4.4 million. As of December 31, 2003, U.S.$3.8 million were paid and the U.S.$0.6 million remaining will be payable upon completion of certain agreed milestones.

c. In January 2002, the Group executed an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. It has also committed to purchase up to U.S.$10.6 million in advertising from TV Azteca over three years and received rights to broadcast certain soccer matches and an option for exclusive broadcast rights after 2004. Prior to May 1, 2002, the Group was permitted to rebroadcast these over-the-air channels at no cost. The remaining commitment under this agreement amounted to U.S.$4.2 million on December 31, 2003.

d. Since January 1st 2002, a 10% federal excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the law regarding the excise tax. On August 15, 2003, the Group received a favorable resolution for the excise tax paid in 2002; such resolution generated a tax return which is in process. The resolution for the excise tax paid in 2003 is still pending (Note 15c).

NOTE 14 - SOCIAL PARTS:

The social parts as of December 31, 2003 and 2002, is represented by four and three partnership interests, respectively, of unequal value distributed as follows:

December 31, 2003:

Partnership Interest           Subseries              Amount
--------------------           ---------              ------
          1                       A-1             Ps.    880,752
          1                       B-1                    440,375
          1                       B-2                    146,792
          1                        C                   4,859,313

December 31, 2002:

Partnership Interest           Subseries              Amount
--------------------           ---------              ------
          1                       A-1             Ps.  1,193,555
          1                       B-1                    596,777
          1                       B-2                    198,926

As discussed in Note 11, effective September 9, 2003, the Group's equity owners capitalized all loans made by them. These loans were capitalized in exchange for a proportionate interest in Innova Holdings, S. de R. L. de C.V. ("Innova Holdings"), a newly created company. Innova Holdings is the holder of a 100% of Series "C" partnership interest, described below.

Series "A" is composed of a partnership interest initially representing 13.92% (60% in 2002) of the total social parts. The Series "A" partnership interest may be subscribed to only by persons of Mexican nationality.

Series "B" is composed of a partnership interest initially representing 9.28% (40% in 2002) of the total social parts. The Series "B" partnership interest is unrestricted as to ownership and therefore, may be acquired by Mexican investors and foreign natural and legal persons or by persons, companies or entities that are included in Article 2, Section III of the Foreign Investments Law.

Series "C" is composed of a partnership interest initially representing 76.80% of the social parts. The Series C interests are owned by Innova Holdings and have limited voting rights.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005 respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

The ability of the Group to declare dividends is restricted by the New and Old Senior Notes indentures.

In the event of a capital reduction, any excess of equity owners' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 15 - RESTRUCTURING AND NON-RECURRING ITEMS:

a. The restructuring charges in 2003, 2002 and 2001 consisted of severance costs in connection with employee terminations.

b. As a result of the restructuring of the Senior Notes, the Group recognized a nonrecurring loss in the amount of Ps.145,154 (net), which is mainly composed of the Premium on redemption payment and the unamortized cost of debt issuance corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7).

c. On October 30, 2003, the Federal Executive approved a temporary tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date up to December 31, 2003. Therefore, during the months of November and December 2003, the Group recorded, the derived effects of the tax incentive above mentioned amounting Ps.39,978, as a non-recurring charge.

d. During 2000, the Group recognized a nonrecurring charge of Ps.448,066 relating to the redundant use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational, and for the increased costs to re-orientate customers' antennas to PAS-9 in a short period of time. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.32,000 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.14,747, was offset by the reversal of unutilized amounts raised in 2000 amounting to Ps.19,782, and reflected as a nonrecurring charge of Ps.26,965 in 2002.

NOTE 16 - ACCUMULATED LOSSES:

Under Mexican Corporate Law, interested third parties can request the dissolution of the Group if accumulated losses exceed two-thirds of social parts. At December 31, 2003, the Group's accumulated losses exceeded its social parts. Although the Group believes it is unlikely such action will occur, the Group, obtained from Televisa and News Corporation, a commitment to provide financial support to the Group for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

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

NOTE 17 - PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

At December 31, 2003, the Group had total tax loss carryforwards of Ps.8,186,538, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

Year of Expiration                   Amount
------------------                   ------
       2004                    Ps.            5
       2005                                   8
       2006                             329,627
       2007                           1,280,271
       2008                           1,960,492
       2009                             700,095
       2010                             935,254
       2011                             731,074
       2012                           1,567,244
       2013                             682,468
                               ----------------

                               Ps.    8,186,538
                               ================

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                       2003                2002                2001
                                                       ----                ----                ----
Tax at the statutory rate 34% in 2003 (35%
in 2002 and 2001) on loss before taxes            (Ps.   311,690)     (Ps.   616,147)     (Ps.   132,165)
Differences in restatement                               127,429              93,409             (15,922)
Valuation allowance                                      226,293             604,980             315,019
Deferred advertising                                      (3,991)            (13,857)            (10,300)
Depreciation and amortization                             (9,986)            (44,785)             22,688
Debt issuance costs                                        7,830               3,629               3,836
Provisions                                               (28,625)            (11,506)           (165,622)
Deferred income                                           16,010              (7,607)            (11,156)
Other                                                    (23,270)             (8,116)             (6,378)
                                                  --------------      --------------      --------------
Provision for income tax                                      --                  --                  --
Assets tax                                               117,050             (78,536)            (48,126)
                                                  --------------      --------------      --------------
Total                                             Ps.    117,050      Ps.    (78,536)     Ps.    (48,126)
                                                  ==============      ==============      ==============

Deferred taxes at December 31, 2003 and 2002, were generated by the following temporary differences and tax loss carryforwards:

                                                       2003                2002
                                                       ----                ----
Prepaid expenses                                  (Ps.    17,674)     (Ps.    13,815)
Other deferred costs                                       5,608              38,195
Property and equipment                                    92,302             131,500
Deferred income                                           45,526              38,699
Accrued expenses                                         110,275             168,448
Satellite transponders, net                               70,935              63,869
Debt issuance costs                                      (13,131)            (26,080)
Tax loss carryforwards                                 2,701,558           2,551,632
                                                  --------------      --------------

                                                       2,995,399           2,952,448

Valuation allowance                                   (2,995,399)         (2,952,448)
                                                  --------------      --------------

Deferred income tax                               Ps.         --      Ps.         --
                                                  ==============      ==============

Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2003 and 2002.

Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years. In 2003, 2002 and 2001 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. The Group challenged these provisions of Mexico's asset tax law but at the same time, and in order to avoid penalties and interest payments in the event the Group could lose the appeal, the Group paid Ps.43,284 of tax on assets for the year ended December 31, 2001, Ps.45,189 for the year ended December 31, 2002, and Ps.7,531 for the months of January and February 2003. On March 19,
2003, the court issued a resolution in the Group's favor, allowing the Group to deduct debts payable to nonresidents from the asset tax basis. In addition, subsequent to March 19, 2003, the Group has recovered the amounts previously paid as described above.

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

NOTE 18 - COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2003, 2002 and 2001, was as follows:

                                                                      2003                2002                2001
                                                                      ----                ----                ----
Loss per consolidated statement of loss                          (Ps.   798,653)     (Ps. 1,838,955)     (Ps.   425,741)
Result from holding non-monetary assets for the year                    107,777             170,801            (133,610)
Supplementary liability for labor obligations                                40                (123)                (16)
                                                                 --------------      --------------      --------------

Comprehensive loss for the year                                  (Ps.   690,836)     (Ps. 1,668,277)     (Ps.   559,367)
                                                                 ==============      ==============      ==============

NOTE 19 - FOREIGN CURRENCY POSITION:
-----------------------------------

a. The foreign currency position of monetary items of the Group at December 31, 2003 and 2002, were as follows:

      2003:

                            Foreign currency      Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Assets:
U.S. Dollars                      42,331            11.225      Ps.   475,165

Liabilities:
U.S. Dollars                     574,056            11.225          6,443,779

      2002:

                            Foreign currency      Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Assets:
U.S. Dollars                      21,391            10.464      Ps.   223,835

Liabilities:
U.S. Dollars                     935,999            10.464          9,794,294

b. The foreign currency position of non-monetary items of the Group at December 31, 2003 and 2002, were as follows:

      2003:

                           Foreign currency       Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Property and equipment:
U.S. Dollars                    22,755              11.225          255,425
Pounds Sterling                  2,210              20.32            44,907
Yen                             37,031               0.1070           3,962
Canadian dollar                    277               8.91             2,468

Satellite transponders:
U.S. Dollars                   104,396              11.225        1,171,845

      2002:

                           Foreign currency        Year-end     Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Property and equipment:
U.S. Dollars                      32,674            10.464      Ps.   341,901
Pounds Sterling                    3,364            17.00              57,188
Yen                               46,674             0.0899             4,196
Canadian dollar                      360             6.69               2,408

Satellite transponders:
U.S. Dollars                     113,344            10.464          1,186,032

c. Transactions during 2003, 2002 and 2001 in foreign currencies included in the consolidated statements of loss were as follows:

      2003:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
                                      Currency        (thousands)  rate (1)   (thousands) (1)
                                      --------        -----------  --------   ---------------
Interest income                     U.S. Dollars         1,079      11.225    Ps.     12,112
Costs and expenses:
  Transponder expense               U.S. Dollars        20,400      11.225           228,990
  Broadcasting                      U.S. Dollars        12,536      11.225           140,717
  Programming                       U.S. Dollars        64,300      11.225           721,768
  Royalty fees                      U.S. Dollars         5,769      11.225            64,757
  Other expenses                    U.S. Dollars         9,163      11.225           102,855
  Interest expense                  U.S. Dollars        76,643      11.225           860,318

      2002:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
                                      Currency        (thousands)  rate (1)   (thousands) (1)
                                      --------        -----------  --------   ---------------
Interest income                     U.S. Dollars            74      10.464    Ps.        774
Costs and expenses:
  Transponder expense               U.S. Dollars        21,900      10.464           229,162
  Broadcasting                      U.S. Dollars        12,663      10.464           132,506
  Programming                       U.S. Dollars        58,800      10.464           615,283
  Royalty fees                     Pounds Sterling         652      17.00             11,084
  Royalty fees                      U.S. Dollars         3,605      10.464            37,723
  Other expenses                    U.S. Dollars         3,552      10.464            37,168
  Interest expense                  U.S. Dollars        79,974      10.464           836,848

      2001:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
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

As of December 31, 2003 and 2002, the exchange rate between the Mexican Peso and the U.S. Dollar was Ps.11.225 and Ps.10.464 per U.S. dollar, respectively, which represents the interbank free market exchange rate as of those dates as published by Banco de Mexico, S.A. As of January 30, 2004, the exchange rate was Ps.11.0843 per U.S. dollar, which represents the interbank free market exchange rate as of that date as published by Banco de Mexico, S.A.

NOTE 20 - DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

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

The principal differences between Mexican GAAP and U.S. GAAP that affect net loss and total equity owners' deficit are described below:

Deferred preoperating expenses and advertising costs

Under Mexican GAAP, it is acceptable to defer certain preoperating expenses and advertising costs and amortize these expenses over the life of the expected benefit. Under U.S. GAAP, these items are expensed as incurred. In 2001, the remaining capitalized amount under Mexican GAAP was fully amortized.

Solidaridad 2 and satellite reorientation costs

Under Mexican GAAP, the Group recognized a non-recurring loss of Ps.448,066 during the year ended December 31, 2000 for the redundent use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational and for the increased costs to reorientate customer's antennas to PAS-9 in a short period of time.

Under U.S. GAAP, the Group continued to use the Solidaridad 2 satellite to provide services to its customers through the termination of the Solidaridad 2 agreement. Accordingly, the monthly payments cannot be recognized as a one time loss, and the Group must continue using the straight-line method in accounting for the agreement. In addition, the satellite reorientation costs are expensed as incurred as a part of operating expenses.

The Group fully utilized the provision recognized under Mexican GAAP in 2001, but only discontinued the use of the Solidaridad Satelite on March 31, 2002. Accordingly, the monthly payment for the use of Solidaridad 2 were expensed as incurred under both Mexican and U.S. GAAP for the three months ended March 31, 2002.

Maintenance reserve and smart cards replacement

Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

Capitalization of financing costs

Mexican GAAP allows, but does not require, capitalization of integral financing costs attributable to acquired assets during installation and preoperating expenses. In 1996, the Group capitalized integral financing costs attributable to those assets as part of its preoperating expenses and was fully amortized in 2001. Capitalized integral financing costs include interest expense, gains from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction and installation of qualifying assets. In an inflationary economy, such as Mexico's, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses or the capitalization of financing costs on deferred expenses. These assets were fully amortized in 2001 under Mexican GAAP.

No interest costs were capitalized for the years ended December 31, 2003, 2002 and 2001.

Restatement of property and equipment

Effective January 1, 1997, the Group adopted the Fifth Amendment to Bulletin B-10 which eliminated the use of replacement costs for the restatement of property and equipment and instead, included an option of using the Specific Index for the restatement of equipment of non-Mexican origin. The Group has elected to apply the Specific Index option for determining the restated balances of equipment of non-Mexican origin under Mexican GAAP. For U.S. GAAP purposes, the use of an index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant currency. Hence for U.S. GAAP purposes, property and equipment are restated by the NCPI and the difference in depreciation expense and carrying value are recognized in the net income and equity owners' equity adjustments, respectively.

Revenue recognition

The Group provides the antenna, LNB and accessories to new subscribers, together with the IRD, for a set monthly rental fee, retaining title and ownership of all the equipment. The Group also uses intermediate parties to perform certain customer acquisition and installation services on its behalf. Under Mexican GAAP, the Group records as revenue amounts received from these intermediate parties. Under U.S. GAAP, the Group follows the guidance of Emerging Issues Task Force Summary No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," pursuant to which it has determined that it serves as principal in these transactions and that it should record as revenue amounts billed to the subscriber, as ultimate customer. The accompanying condensed consolidated statement of loss under U.S. GAAP for the years ended December 31, 2003 and 2002 therefore include an adjustment to reflect as revenue the amounts billed to subscribers and not the amounts received from intermediate parties. The adjustment for the year ended December 31, 2001 was not material.

In addition, under Mexican GAAP, initial non-refundable subscription fees are recognized upon activation of the new subscriber's DTH services. Under U.S. GAAP, initial non-refundable subscription fees are recognized over the period that a new subscriber is expected to remain a customer (estimated to be 3 years). Customer acquisition costs directly attributable to the income are recognized over the same period under U.S. GAAP. Those customer acquisition costs in excess of the initial non-refundable subscription fee revenues, are expensed as incurred.

Initial non-refundable subscription fees for the year ended December 31, 2003, 2002 and 2001 amounted to Ps.121,457, Ps.150,679 and Ps.172,492, respectively.
Under U.S. GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.199,127, Ps.202,807 and Ps.141,356 were recorded as of December 31, 2003, 2002 and 2001, respectively. In addition, customer acquisition costs which are expensed immediately under Mexican GAAP, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2003, 2002 and 2001, deferred costs under U.S. GAAP also amounted to Ps.199,127, Ps.202,807 and Ps.141,356, respectively. Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.129,653 (Ps.81,606 and Ps.31,144 in 2002 and 2001, respectively).

These U.S. GAAP adjustments did not have any impact on operating or net loss in 2003, 2002 or 2001.

Presentation in the financial statements - Restructuring and non-recurring items

Under Mexican GAAP, the Group recognizes various costs as "Restructuring and non-recurring items," which would be considered operating expenses under U.S. GAAP. Such costs primarily include severance costs in connection with employee terminations, the derived effects of the 10% excise tax on telecommunications, costs related to the redundant use of the Solidaridad 2 satellite and the increased costs to reorient customer's antennas to

PAS-9 in a short period of time (see Note 15).

In addition, during the year ended December 31, 2003, the provisions of Statement of Financial Accounting Standard ("SFAS") No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," became effective for the Group. As a result, the Group is not allowed to classify the loss on the restructuring of the Senior Notes as an extraordinary item, since the restructuring of the Senior Notes did not meet the criteria of Accounting Principles Board Opinion No. 30. Accordingly, the loss on restructuring of Senior Notes, which is comprised of the redemption premium on the Old Senior Notes (see Note 10) and the unamortized cost of debt issuance costs corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (see Note 7), are classified as part of income from continuing operations under U.S. GAAP.

Deferred income taxes

Under Mexican GAAP, the Group follows the guidelines of amended Bulletin D-4 in accounting for income taxes. Bulletin D-4 is similar to U.S. GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes," in many respects.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2003 and 2002, are as follows:

                                            2003            2002
                                       --------------  --------------
Deferred income tax liabilities:
Current:
Prepaid expenses and other             (Ps.    17,674) (Ps.    82,769)
                                       --------------  --------------
Total current                                 (17,674)        (82,769)

Non-current:
Debt issuance costs                           (13,131)        (26,080)
                                       --------------  --------------
Total deferred income tax liabilities         (30,805)       (108,849)
                                       --------------  --------------
Deferred income tax assets:
Current:
Satellite transponders, net                    70,935          74,428
Accrued expenses                              105,271         164,218
Deferred income                                45,526         107,654
                                       --------------  --------------
Total current                                 221,732         346,300

Non-current:
Other deferred costs                            5,608          38,195
Property and equipment                         92,302         105,680
Tax loss carryforwards                      2,701,558       2,551,632
                                       --------------  --------------
Total deferred income tax assets            3,021,200       3,041,807

Less:  Valuation allowance                 (2,990,395)     (2,932,958)
                                       --------------  --------------
Net deferred income tax assets                 30,805         108,849
                                       --------------  --------------
Deferred income taxes                   Ps.        --   Ps.        --
                                       ==============  ==============

In conformity with the Income Tax Law, the Group restates the tax basis of preoperating expenses and property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

Summary

Net loss for the years ended December 31, 2003, 2002 and 2001, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                              2003           2002           2001
                                          ------------  --------------  -------------
Net loss as reported under Mexican GAAP   (Ps. 798,653) (Ps. 1,838,955) (Ps.  425,741)
Deferred preoperating expenses                      --              --         48,524
Solidaridad 2 costs                                 --              --       (274,597)
Satellite reorientation costs                       --         (33,600)      (262,637)
Maintenance reserve                              2,721           7,364         (6,795)
Smartcards replacement                              --              --        (33,946)
Capitalization of financing costs                   --              --          1,923
Restatement of property and equipment           14,369          (1,031)       (19,332)
Restructuring charge                               --           (4,902)         4,902
                                          ------------  --------------  -------------
Net loss in accordance with U.S. GAAP     (Ps. 781,563) (Ps. 1,871,124) (Ps.  967,699)
                                          ============  ==============  =============

Equity owners' deficit as of December 31, 2003 and 2002, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                     2003             2002
                                                --------------  --------------
Total equity owners' deficit under Mexican GAAP  (Ps. 3,533,307) (Ps. 7,180,445)
U.S. GAAP adjustments:
Maintenance reserve                                      15,164          12,443
Restatement of property and equipment                   (48,510)         44,898
                                                 --------------  --------------
Total U.S. GAAP adjustments                             (33,346)         57,341
                                                 --------------  --------------
Total equity owners' deficit under U.S. GAAP     (Ps. 3,566,653) (Ps. 7,123,104)
                                                 ==============  ==============

A summary of the Group's statement of changes in equity owners' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2001                     (Ps. 5,251,857)
Supplementary liability for labor obligations              (123)
Net loss for the year                                (1,871,124)
                                                 --------------
Balance at December 31, 2002                         (7,123,104)
Capitalization of equity owners' loans                4,337,974
Supplementary liability for labor obligations                40
Net loss for the year                                  (781,563)
                                                 --------------
Balance at December 31, 2003                     (Ps. 3,566,653)
                                                ==============

A summary of the Group's stockholders' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                            2003            2002
                                                       --------------  --------------
Social parts                                           Ps.  6,327,232  Ps.  1,989,258
Accumulated losses                                         (9,906,093)     (9,124,530)
Other comprehensive income:
        Excess from restatement                                12,307          12,307
        Supplementary liability for labor obligations             (99)           (139)
                                                       --------------  --------------
Total equity owners' deficit under U.S. GAAP           (Ps. 3,566,653) (Ps. 7,123,104)
                                                       ==============  ==============

Included below are condensed consolidated financial statements of the Group as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, after giving effect to the U.S. GAAP adjustments.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

                                      2003           2002
                                  -------------  -------------
ASSETS
Current assets:
Cash and cash equivalents         Ps.   493,569  Ps.   277,243
Trade accounts receivables, net         112,307        107,913
Prepaid advertising                     125,000        126,891
Other current assets                     28,086         60,584
                                  -------------  -------------
Total current assets                    758,962        572,631

Property and equipment, net           1,442,627      1,682,337
Satellite transponders, net           1,159,880      1,259,341
Deferred costs, net                     257,334        288,484
Intangible and other assets, net          8,246         23,427
                                  -------------  -------------
Total assets                      Ps. 3,627,049  Ps. 3,826,220
                                  =============  =============

                                                                December 31,
                                                       -----------------------------
                                                            2003           2002
                                                       --------------  -------------
LIABILITIES
Current liabilities:
Trade accounts payable                                 Ps.    147,605  Ps.   103,548
Accrued expenses                                              239,468        266,433
Satellite transponders obligation                              63,523         54,914
Due to affiliated companies and other related parties         426,280        450,670
Other current liabilities                                     555,015        487,566
                                                       --------------  -------------
Total current liabilities                                   1,431,891      1,363,131

Non-current liabilities:
Senior notes                                                4,355,300      4,080,175
Equity owners' loans                                               --      3,371,856
Satellite transponders obligation                           1,404,870      1,423,323
Other non-current liabilities                                   1,641        710,839
                                                       --------------  -------------
Total Liabilities                                           7,193,702     10,949,324
                                                       --------------  -------------
Commitments and contingencies                                      --             --
Equity owners' deficit                                     (3,566,653)    (7,123,104)
                                                       --------------  -------------
Total liabilities and equity owners' deficit           Ps.  3,627,049  Ps. 3,826,220
                                                       ==============  =============

                    CONDENSED CONSOLIDATED STATEMENT OF LOSS
         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

                                                  Years ended December 31,
                                       ------------------------------------------------
                                            2003             2002              2001
                                       --------------   --------------   --------------
Revenues from programming services     Ps.  2,121,766   Ps.  1,980,316   Ps.  2,078,212
Revenues from rental of IRDs                  980,870          836,858          535,869
Other revenues                                643,212          630,778          651,927
                                       --------------   --------------   --------------
Net revenues                                3,745,848        3,447,952        3,266,008

Operating expenses:
Cost of sales - programming services          669,948          580,034          811,073
Cost of sales - other                         435,377          403,477          583,062
Administrative expenses                       124,997          137,964          462,914
Selling expenses                              848,358          865,894          892,400
Other operating expenses                      430,175          576,861          384,409
Depreciation and amortization                 794,259          962,928          954,963
                                       --------------   --------------   --------------
Total operating expenses                    3,303,114        3,527,158        4,088,821
                                       --------------   --------------   --------------
Operating profit (loss)                       442,734          (79,206)        (822,813)

Loss on debt restructuring                   (153,430)              --               --

Integral results of financing              (1,187,917)      (1,713,382)         (96,760)
                                       --------------   --------------   --------------
Loss before tax                              (898,613)      (1,792,588)        (919,573)

Provision for income and assets taxes         117,050          (78,536)         (48,126)
                                       --------------   --------------   --------------
Net loss                               (Ps.   781,563)  (Ps. 1,871,124)  (Ps.   967,699)
                                       ==============   ==============   ==============

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

Presented below are statements of cash flow for the years ended December 31, 2003, 2002 and 2001, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2003, purchasing power.

                                                            2003           2002           2001
                                                        ------------  --------------  ------------
Operating activities:
Net loss                                                (Ps. 781,563) (Ps. 1,871,124) (Ps. 967,699)
Adjustments to reconcile net (loss)
to cash flows (used in)
operating activities:
Gain from monetary position                                 (315,295)       (518,460)     (449,368)
Unrealized exchange losses (gains)                           231,618       1,063,611      (315,168)
Allowance for doubtful accounts                               96,741         115,238       180,985
Depreciation and amortization                                794,259         962,928       954,963
Impairment of fixed assets                                        --          32,000            --
Other                                                             --              --        39,058

Changes in operating assets and liabilities:
Assets                                                       (40,383)       (121,018)     (259,740)
Liabilities                                                  488,599         654,719       256,898
                                                        ------------  --------------  ------------

Cash flows provided by (used in) operating activities        473,976         317,894      (560,071)
                                                        ------------  --------------  ------------

Financing activities:
Equity owners' loans                                              --         320,974     1,339,585
Satellite transponders obligation                            (52,151)        (46,884)      (31,099)
Payments of Old Senior Notes                              (3,003,168)             --            --
Proceeds from New Senior Notes                             3,302,400              --            --
                                                        ------------  --------------  ------------

Cash flows provided by financing activities                  247,081         274,090     1,308,486
                                                        ------------  --------------  ------------
Investing activities:
Investment in property and equipment                        (474,399)       (350,497)     (748,541)
                                                        ------------  --------------  ------------

Cash flows (used in) investing activities                   (474,399)       (350,497)     (748,541)
                                                        ------------  --------------  ------------

Effects of inflation                                         (30,332)        (11,222)       (3,754)
                                                        ------------  --------------  ------------

Increase (decrease) in cash and cash equivalents             216,326         230,265        (3,880)

Cash and cash equivalents, beginning of period               277,243          46,978        50,858
                                                        ------------  --------------  ------------

Cash and cash equivalents, end of period                Ps.  493,569  Ps.    277,243  Ps.   46,978
                                                        ============  ==============  ============
Interest and taxes paid:
Interest paid                                           Ps.  541,281  Ps.    514,830  Ps.  530,748
Income and asset taxes paid                                      402          92,405           134

Non-cash Investing and Financing Activities

Capital lease obligation of U.S.$133.9 million (Ps.1,489,617) was incurred when the Group entered into agreements with PanAmSat for the use of 12 KU-band transponders on the PAS-9 satellite in September 2000.

Excluded from the Cash Flow Statement for 2003, is the capitalization of the equity owners' loans (Note 11).

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R effective February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 31, 2003, FIN 46-R was deferred to 2004. The partial adoption of FIN 46-R on February 1, 2003 did not have a material impact on the Company's results of operation and financial position. In addition, the Group does not expect that the full adoption of FIN 46-R will have a significant impact on the Company's results of operation and financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

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

DELOITTE & TOUCHE

December 26, 2003

                           SKY MULTI-COUNTRY PARTNERS

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                 2002            2001
                                                                              ---------       ---------
ASSETS
Current assets:
    Cash and cash equivalents ..........................................      $     358       $   2,173
    Trade accounts receivable, net of allowance for doubtful accounts of
        $2,981 and $3,597 ..............................................          3,807           7,577
    Value added tax credits ............................................            599           3,416
    Deferred marketing and installation costs, current portion .........          1,478           5,403
    Prepaid expenses and other current assets ..........................          1,870           4,651
                                                                              ---------       ---------
         Total current assets ..........................................          8,112          23,220
Property and equipment, net ............................................         20,965          42,847
Deferred marketing and installation costs, net of current portion ......            216           2,948
Other assets ...........................................................            217             314
                                                                              ---------       ---------
                                                                              $  29,510       $  69,329
                                                                              =========       =========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
    Current portion of long term debt and capital lease obligations ....      $ 257,124       $   8,593
    Accounts payable and accrued liabilities ...........................         26,381          30,761
    Deferred revenue, current portion ..................................          4,191           8,599
    Due to related parties .............................................         37,366          21,566
                                                                              ---------       ---------
         Total current liabilities .....................................        325,062          69,519
Long term debt and capital lease obligations ...........................            813         261,278
Deferred revenue, net of current portion ...............................            285           3,327
Other liabilities ......................................................          1,909           2,131
                                                                              ---------       ---------
         Total liabilities .............................................        328,069         336,255
                                                                              ---------       ---------
Commitments and contingencies (Note 8)
Partners' deficit ......................................................       (298,559)       (266,926)
                                                                              ---------       ---------
                                                                              $  29,510       $  69,329
                                                                              =========       =========





  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                    2002            2001            2000
                                                                 ---------       ---------       ---------
Revenue ...................................................      $  55,784       $  80,022       $  43,134
                                                                 ---------       ---------       ---------
Direct costs:
  Programming, including $5,820, $5,955 and $5,848 of
    charges from affiliates in 2002, 2001 and 2000 ........         31,061          49,619          32,285
  Transmission and satellite, including $23,116, $24,501
    and $26,174 of charges from affiliates in 2002, 2001
    and 2000 ..............................................         26,465          32,490          33,545
  Depreciation and amortization ...........................         12,995          32,516          27,045
  Other ...................................................         13,449          27,238           5,723
                                                                 ---------       ---------       ---------
                                                                    83,970         141,863          98,598
Selling, general and administrative expenses, including
  $4,646, $3,909, and $4,158 of charges from affiliate in
  2002, 2001 and 2000 .....................................         23,371          70,941          38,161
Impairment charge and write down of assets to estimated net
  realizable value ........................................             --         237,838              --
                                                                 ---------       ---------       ---------
         Total costs and expenses .........................        107,341         450,642         136,759
                                                                 ---------       ---------       ---------
         Operating loss ...................................        (51,557)       (370,620)        (93,625)
Other income (expense):
   Interest income ........................................             75             234             603
   Interest expense .......................................        (25,056)        (26,684)        (28,468)
   Other, net .............................................        (23,660)         (3,094)         (4,262)
                                                                 ---------       ---------       ---------
         Loss before income taxes and minority interest ...       (100,198)       (400,164)       (125,752)
Income tax provision ......................................           (430)           (516)           (396)
                                                                 ---------       ---------       ---------
         Loss before minority interest ....................       (100,628)       (400,680)       (126,148)
Minority interest in losses of consolidated subsidiaries ..             --              --           3,401
                                                                 ---------       ---------       ---------
         Net loss .........................................       (100,628)       (400,680)       (122,747)
Other comprehensive income (loss) .........................         19,645         (23,265)         (2,711)
                                                                 ---------       ---------       ---------
Total comprehensive loss ..................................      $ (80,983)      $(423,945)      $(125,458)
                                                                 =========       =========       =========




  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                 LIBERTY
                                                                 TELEVISA         MULTI-
                                                                   MCOP          COUNTRY
                                                                HOLDINGS,          DTH,
                               SESLA, INC.    DTH USA, INC.        INC.            INC.           TOTAL
                               -----------    -------------        ----            ----           -----
Balance, December 31, 1999      $  (1,732)      $  (1,732)      $  (1,732)      $    (579)      $  (5,775)
Capital contributions ....         35,237          35,237          35,237          11,744         117,455
Net loss .................        (36,824)        (36,824)        (36,824)        (12,275)       (122,747)
Other comprehensive loss .           (813)           (813)           (813)           (272)         (2,711)
                                ---------       ---------       ---------       ---------       ---------
Balance, December 31, 2000         (4,132)         (4,132)         (4,132)         (1,382)        (13,778)
Capital contributions ....         51,239          51,239          51,239          17,080         170,797
Net loss .................       (120,204)       (120,204)       (120,204)        (40,068)       (400,680)
Other comprehensive loss .         (6,980)         (6,980)         (6,980)         (2,325)        (23,265)
                                ---------       ---------       ---------       ---------       ---------
Balance, December 31, 2001        (80,077)        (80,077)        (80,077)        (26,695)       (266,926)
Capital contributions ....         14,805          14,805          14,805           4,935          49,350
Net loss .................        (30,188)        (30,188)        (30,188)        (10,064)       (100,628)
Other comprehensive income          5,893           5,893           5,893           1,966          19,645
                                ---------       ---------       ---------       ---------       ---------
Balance, December 31, 2002      $ (89,567)      $ (89,567)      $ (89,567)      $ (29,858)      $(298,559)
                                =========       =========       =========       =========       =========



  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                      2002            2001            2000
                                                                   ---------       ---------       ---------
Cash flows from operating activities:
Net loss ....................................................      $(100,628)      $(400,680)      $(122,747)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Depreciation and amortization ............................         12,995          32,516          27,045
   Bad debt expense .........................................          3,419           7,003              --
   Impairment charges .......................................             --         237,838              --
   Other asset write-downs ..................................          3,723           2,880              --
   Minority interest in losses of consolidated subsidiaries .             --              --          (3,401)
   Other ....................................................            854              --             972
   (Increase) decrease in:
     Restricted cash ........................................             --              --           3,199
     Trade accounts receivable ..............................            709          (3,422)         (7,159)
     Value added tax credits ................................          6,165          (1,588)         (4,247)
     Prepaid expenses and other assets ......................          2,738            (797)         (1,040)
     Deferred marketing and installation costs ..............             40           3,112          (4,469)
   Increase (decrease) in:
     Accounts payable and accrued liabilities ...............         (1,938)         11,142          14,648
     Deferred revenue .......................................         (5,442)         (2,389)          5,940
     Due to related parties .................................         17,740             400          10,429
     Other liabilities ......................................           (213)          2,344              --
                                                                   ---------       ---------       ---------
         Net cash used in operating activities ..............        (59,838)       (111,641)        (80,830)
                                                                   ---------       ---------       ---------
Cash flows from investing activities:

Maturities (purchases) of short term investments ............             --           4,176          (1,922)
Proceeds from sale of assets ................................            631              --              --
Purchases of property and equipment .........................           (622)        (26,299)        (27,136)
                                                                   ---------       ---------       ---------
         Net cash provided by (used in) investing activities               9         (22,123)        (29,058)
                                                                   ---------       ---------       ---------
Cash flows from financing activities:

Partners' contributions .....................................         49,350         170,797         117,455
Capital contributions from minority interests ...............             --              --             726
Proceeds from issuance of long term debt ....................             --              --             700
Payments of long term debt and capital lease obligations ....        (11,825)        (14,745)         (7,442)
                                                                   ---------       ---------       ---------
         Net cash provided by financing activities ..........         37,525         156,052         111,439
                                                                   ---------       ---------       ---------
Effect of exchange rate changes on cash and cash equivalents          20,489         (21,255)         (1,227)
                                                                   ---------       ---------       ---------
Net (decrease) increase in cash and cash equivalents ........         (1,815)          1,033             324
Cash and cash equivalents, beginning of period ..............          2,173           1,140             816
                                                                   ---------       ---------       ---------
Cash and cash equivalents, end of period ....................      $     358       $   2,173       $   1,140
                                                                   =========       =========       =========

                           SKY MULTI-COUNTRY PARTNERS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                      2002            2001            2000
                                                                   ---------       ---------       ---------
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
    Interest ................................................      $  20,076       $  26,095       $  25,917
                                                                   ---------       ---------       ---------
    Taxes ...................................................      $     149       $     190       $     114
                                                                   ---------       ---------       ---------
Supplemental Disclosure of Noncash Investing and
    Financing Activities:
    Capital lease obligations incurred for other property
      and equipment .........................................      $      16       $      19       $   1,990
                                                                   ---------       ---------       ---------




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

     All of the amounts recorded as other comprehensive loss in the statement of partners' deficit represent cumulative translation losses as follows:

        Balance at December 31, 1999 .........................................      $ (1,776)
        Loss on cumulative translation .......................................        (2,711)
                                                                                    --------
        Balance at December 31, 2000 .........................................        (4,487)
        Recognition of Argentinean cumulative translation losses .............       (20,817)
        Recognition of Chilean cumulative translation losses .................        (2,884)
        Recognition of Colombian cumulative translation gains ................           436
                                                                                    --------
        Balance at December 31, 2001 .........................................       (27,752)
        Effect of changes to the Argentinean cumulative translation losses (in
           liquidation) ......................................................        20,817
        Recognition of Chilean cumulative translation losses .................          (804)
        Recognition of Colombian cumulative translation losses ...............          (368)
                                                                                    --------
        Balance at December 31, 2002 .........................................      $ (8,107)
                                                                                    ========

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

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation and amortization (including amortization of assets under capital leases) are computed using the straight-line method over estimated useful lives as follows:

                                                                           Years
                                                                           -----
        Satellite .......................................................     --
        Communication, transmission and reception equipment .............      5
        Furniture, fixtures and all other equipment .....................   3-10

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

     Amounts due to (from) related parties at December 31, 2002 and 2001 are as follows (in thousands):

                                                                     2002           2001
                                                                   --------       --------
     Due to DTH Techco Partners for note payable
         borrowings and accrued interest ....................      $ 16,475       $ 14,147
     Due to DTH Techco Partners for services ................        14,525          5,554
     Due to Sky Latin America Partners for note payable
         borrowings and accrued interest ....................         4,076          1,497
     Due to (from) Sky Latin America Partners ...............           649           (136)
     Due to Sky Entertainment ProgramCo Latin America, LLC ..         2,995            456
     Due from Sky Latin America Partners for notes receivable
         and accrued interest ...............................        (1,300)            --
     Other, net .............................................           (54)            48
                                                                   --------       --------
                                                                   $ 37,366       $ 21,566
                                                                   ========       ========

5.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                     2002           2001
                                                                 --------       --------
     Communication, transmission and set top boxes,
          including assets under capital
          leases of $5,233 and $16,494 ....................      $ 49,705       $ 62,606
     Furniture, fixtures and all other equipment, including
          assets under capital leases of $1,296 and $610 ..         5,884          7,902
                                                                 --------       --------
                                                                   55,589         70,508
     Accumulated depreciation and amortization ............       (34,624)       (27,661)
                                                                 --------       --------
                                                                 $ 20,965       $ 42,847
                                                                 ========       ========

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

                                                       CAPITAL LEASES-
                                                           MINIMUM
                                                        LEASE PAYMENTS       DEBT
                                                        --------------       ----
     2003 ..........................................      $ 408,373       $   1,795
     2004 ..........................................            565             272
     2005 ..........................................             --              --
     2006 ..........................................             --              --
     Thereafter ....................................             --              --
                                                          ---------       ---------
                                                            408,938           2,067
     Less: Amount representing interest ............       (152,904)           (164)
                                                          ---------       ---------
        Present value of net minimum payments ......        256,034           1,903
     Less: Current maturities ......................       (255,484)         (1,640)
                                                          ---------       ---------
        Long term debt and capital lease obligations      $     550       $     263
                                                          =========       =========

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

     The Partnership is committed under non-cancelable operating lease agreements for the rental of its existing office facilities in Argentina, Chile and Colombia. Total rent expense for 2002, 2001 and 2000, amounted to $2.0 million, $4.0 million and $1.9 million, respectively. The total aggregate commitment under these agreements is as follows:

          2003.......................................                  $   3,444
          2004.......................................                      3,516
          2005.......................................                        163
          2006.......................................                        163
          Thereafter through 2007....................                        136
                                                                       ---------
                                                                       $   7,422
                                                                       =========


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

     OTHER

     See Note 4 for additional Partnership commitments with related parties.

9.   INCOME TAXES

     Foreign income taxes are provided in the accompanying consolidated statements of operations as follows (in thousands):

                                             2002           2001           2000
                                            -----          -----          -----
     Current expense ..............         $(430)         $(516)         $(418)
     Deferred benefit .............            --             --             22
                                            -----          -----          -----
        Income tax provision ......         $(430)         $(516)         $(396)
                                            =====          =====          =====


     As of December 31, 2002 and 2001, deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities (in thousands):

                                                                 2002           2001
                                                               --------       --------
        Current assets ..................................      $    607       $    808
        Property and equipment and other long term assets        24,913         17,013
        Other liabilities ...............................           748          1,404
        Net operating loss carryforwards ................        44,096         39,364
                                                               --------       --------
        Deferred tax asset ..............................        70,364         58,589
        Valuation allowance .............................       (70,364)       (58,589)
                                                               --------       --------
        Net deferred tax asset ..........................      $     --       $     --
                                                               ========       ========

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