Form 20-F
period 2004-12-31
GRUPO TELEVISA S A
filed 2005-06-13
CIK 912892

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

  [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                                       OR
  [X]   ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR
  [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________
                              TO _________________

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
              A Shares, without par value ("A Shares")                       New York Stock Exchange (for listing purposes only)
              B Shares, without par value ("B Shares")                       New York Stock Exchange (for listing purposes only)
              L Shares, without par value ("L Shares")                       New York Stock Exchange (for listing purposes only)
     Dividend Preferred Shares, without par value ("D Shares")               New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"), each representing twenty Ordinary                       New York Stock Exchange
 Participation Certificates (Certificados de Participacion Ordinarios)
                               ("CPOs")
 CPOs, each representing Twenty -Five A Shares, twenty-two B Shares          New York Stock Exchange (for listing purposes only)
             thirty-five L Shares and thirty-five D Shares

   Securities registered or to be registered pursuant to Section 12(g) of the
                                      Act:

                                     None.

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:
                                      None.

   The number of outstanding Shares of each of the issuer's classes of capital or common stock as of December 31, 2004 was:

                            114,608,385,240 A Shares
                             54,289,618,459 B Shares
                             86,369,789,326 L Shares
                             86,369,789,326 D Shares

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

================================================================================

                                TABLE OF CONTENTS

                                     PART 1

ITEM 1. Identity of Directors, Senior Management and Advisers...................................................          1

ITEM 2. Offer Statistics and Expected Timetable.................................................................          1

ITEM 3. Key Information.........................................................................................          1
             Selected Financial Data............................................................................          1
             The Recapitalization...............................................................................          4
             Dividends..........................................................................................          6
             Exchange Rate Information..........................................................................          7
             Risk Factors.......................................................................................          9
             Forward-Looking Statements.........................................................................         19

ITEM 4. Information on the Company..............................................................................         20
             History and Development of the Company.............................................................         20
             Capital Expenditures...............................................................................         20
             Business Overview..................................................................................         21

Item 5. Operating and Financial Review and Prospects............................................................         59
             Preparation of Financial Statements................................................................         59
             Results of Operations..............................................................................         59

ITEM 6. Directors, Senior Management and Employees..............................................................         95

ITEM 7. Major Shareholders and Related Party Transactions.......................................................        107

ITEM 8. Financial Information...................................................................................        114

ITEM 9. Offer and Listing Details...............................................................................        114
             Trading History of CPOs and GDSs...................................................................        114
             Trading on the Mexican Stock Exchange..............................................................        117

ITEM 10. Other Information......................................................................................        121
             Mexican Securities Market Law......................................................................        121
             Bylaws.............................................................................................        122
             Enforceability of Civil Liabilities................................................................        132
             Material Contracts.................................................................................        132
             Legal Proceedings..................................................................................        133
             New York Stock Exchange Corporate Governance Standards.............................................        134
             Exchange Controls..................................................................................        136
             Taxation...........................................................................................        136
             Documents on Display...............................................................................        141

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.............................................        142

ITEM 12. Description of Securities Other than Equity Securities.................................................        146

                                                       PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................        146

ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................        146

ITEM 15.  Controls and Procedures...............................................................................        146

                                                          PART III

ITEM 16A.  Audit Committee Financial Expert.....................................................................        146

ITEM 16B. Code of Ethics........................................................................................        146

ITEM 16C. Principal Accountant Fees and Services................................................................        146

ITEM 16D. Exemptions from the Listing Standards for Audit Committees............................................        148

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers...............................        148

                                                           PART IV

ITEM 17.  Financial Statements..................................................................................        148

ITEM 18.  Financial Statements..................................................................................        148

ITEM 19.  Exhibits..............................................................................................        148

We publish our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our financial statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex. As of December 31, 2004, the Interbank Rate was Ps. 11.1490 to U.S.$1.00. See "Key Information - Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2004, unless otherwise indicated.

      Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2004 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2003 and 2004, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2002, 2003 and 2004 and the accompanying notes appearing elsewhere in this annual report. The data should also be read together with "Operating and Financial Review and Prospects."

      The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex as of December 31, 2004, which was Ps. 11.1490 per U.S. Dollar. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

      In December 2001, we entered into an agreement to sell our music recording operations to Univision Communications, Inc., or Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP, the results of our music recording segment through December 31, 2001, and from prior and subsequent periods have been classified as discontinued operations. See "Operating and Financial Review and Prospects -- Discontinued Operations" and Note 22 to our year-end financial statements.

      Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which is applicable under Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

      At a general extraordinary meeting and at special meetings of the shareholders of Grupo Televisa, S.A., or Televisa, held on April 16, 2004, our shareholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our shareholders as part of the recapitalization of our capital stock, or the Recapitalization, as described in the Information Statement dated March 25, 2004, which was submitted to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004 and as described under "Key Information -- The Recapitalization." Except where otherwise indicated, all information in this annual report reflects our capital structure as of December 31, 2004, and gives effect to the Recapitalization.

                                                                     YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------
                                            2000        2001          2002         2003         2004         2004
                                         ----------  -----------   ----------   ----------   ----------  -----------
                                              (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004 OR
                                                                     MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
INCOME STATEMENT DATA:
Net sales .............................. Ps. 23,605  Ps.  22,734   Ps. 23,580   Ps. 24,786   Ps. 29,314  U.S.$ 2,629
Operating income .......................      5,700        4,746        5,086        6,360        8,558          768
Integral cost of financing-net(2) ......      1,154          477          670          646        1,516          136
Restructuring and non-recurring
    charges(3) .........................      2,217          628          921          691          395           35
(Loss) income from continuing
    operations .........................       (771)       1,652         (431)       3,723        5,570          500
Income (loss) from discontinued
    operations(4) ......................         27           16        1,162          (67)          --           --
Cumulative effect of accounting
    change-net .........................         --          (80)          --           --       (1,022)         (92)
Net (loss) income ......................       (955)       1,556          807        3,783        4,317          387
(Loss) income from continuing
   operations per CPO(5) ...............      (0.33)        0.57        (0.12)        1.34         1.83           --
Net (loss) income per CPO(5) ...........      (0.33)        0.54         0.28         1.32         1.48           --
Weighted-average number of shares
    outstanding (in millions)(5) .......    353,185      354,485      353,906      352,421      345,206           --
Shares outstanding (in millions,
    at year end)(6) ....................    222,475      221,400      221,210      218,840      341,638           --
(U.S. GAAP)(7)
INCOME STATEMENT DATA:
Net sales .............................. Ps. 25,105  Ps.  23,876   Ps. 23,807   Ps. 24,786   Ps. 29,314  U.S.$ 2,629
Operating income .......................      5,048        2,682        3,294        6,153        7,045          632
Income from continuing operations ......      1,318        2,413          110        2,950        3,473          312
Cumulative effect of accounting
    change-net .........................         --         (909)      (1,348)          --           --           --
Net income (loss) ......................        219        1,504       (1,239)       2,950        3,473          312
Income from continuing operations per
    CPO(5) .............................       0.44         1.01         0.04         1.01         1.19           --
Net income (loss) per CPO(5) ...........       0.06         0.51        (0.42)        1.01         1.19           --
Weighted-average number of Shares
    outstanding (in millions)(6) .......    353,185      354,485      353,906      352,421      345,206           --
Shares outstanding (in millions,
    at year end)(6) ....................    222,475      221,400      221,210      218,840      341,638           --
(MEXICAN GAAP)
 BALANCE SHEET DATA (END OF YEAR):
Cash and temporary investments ......... Ps.  9,109  Ps.   6,503   Ps.  9,610   Ps. 12,900   Ps. 16,641  U.S.$ 1,493
Total assets ...........................     56,352       56,879       61,703       68,121       73,884        6,627
Current notes payable to banks
    and other notes payable(8) .........        417          387        1,355          300        3,297          296
Long-term debt(9) ......................     13,123       14,822       14,597       15,467       18,944        1,699
Customer deposits and advances .........     11,966       12,487       12,854       14,731       15,303        1,373
Capital stock issued ...................      8,328        8,328        8,328        8,633        9,571          858
Total stockholders' equity (including
    minority interest) .................     21,227       21,652       23,323       28,955       27,604        2,476
(U.S. GAAP)(7)
 BALANCE SHEET DATA (END OF YEAR):
Property, plant and equipment, net ..... Ps. 16,240  Ps.  16,465   Ps. 16,626   Ps. 16,025    Ps.18,826  U.S.$ 1,689
Total assets ...........................     53,238       59,187       61,649       71,177       77,182        6,923
Current notes payable to banks and
    other notes payable(8) .............        417          387        1,355          300        3,297          296
Long-term debt(9) ......................     13,123       14,822       14,597       15,467       18,944        1,699
Total stockholders' equity (excluding
    minority interest) .................     19,027       20,693       19,312       25,438       24,491        2,197
(MEXICAN GAAP)
OTHER FINANCIAL INFORMATION:
Capital expenditures ................... Ps.  1,810  Ps.   1,538   Ps.  1,548   Ps.  1,120   Ps.  1,947  U.S.$   175
(U.S. GAAP)(7)
OTHER FINANCIAL INFORMATION:
Cash provided by operating activities ..      1,396        1,688        6,131        5,202        7,971          715
Cash provided by (used for) financing
    activities .........................        443        2,351          408       (1,388)      (1,543)        (138)
Cash used for investing activities .....       (532)      (6,348)      (3,273)      (2,272)        (813)         (73)
OTHER DATA (UNAUDITED):
Average prime time audience share (TV
    broadcasting)(10) ..................       73.7%        70.5%        72.4%        70.1%        68.9%          --
Average prime time rating (TV
    broadcasting)(10) ..................       41.0         39.1         39.6         38.1         36.7           --
Magazine circulation (millions of
    copies)(11) ........................        140          132          137          128          127           --
Number of employees (at year end) ......     14,600       13,700       12,600       12,300       14,100           --
Number of Innova subscribers (in
    thousands at year end)(12) .........        590          716          738          857        1,003           --

                                                                     YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------
                                           2000        2001          2002          2003         2004          2004
                                         -------     -------       --------     ---------     --------     ---------
                                              (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004 OR
                                                                     MILLIONS OF U.S. DOLLARS)(1)
Number of Cablevision subscribers (in
    thousands at year end)(13) .........     403         452            412           364          355           --
Number of EsMas.com registered
    users (in thousands at year
    end)(14) ...........................     375         866          2,514         3,085        3,665           --

              NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Except per CPO, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2004, unless otherwise indicated.

(2) Includes interest expense, interest income, foreign exchange gain or loss -- net, gain or loss from monetary position and monetary results classified as provisions for deferred income taxes. See Note 18 to our year-end financial statements.

(3)   See Note 19 to our year-end financial statements.

(4)   See Note 22 to our year-end financial statements.

(5) For further analysis of income (loss) from continuing operations per CPO and net income (loss) per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 23 (for the calculation under Mexican
      GAAP) and Note 26 (for the calculation under U.S. GAAP) to our year-end financial statements.

(6) As of December 31, 2004, after giving effect to the Recapitalization we had four classes of common stock: A shares, B shares, L shares and D shares. For purposes of this table, the weighted-average number of shares for all periods reflects the 25-for-one stock split and the 14-for-one stock dividend from the Recapitalization, and the number of shares outstanding for all periods reflects the 25-for-one stock split from the Recapitalization. As of December 31, 2004, for legal purposes, there were approximately 2,617 million CPOs issued and outstanding, each of which was represented by 25 A shares, 22 B shares, 35 L shares and 35 D shares and an additional number of approximately 58,927 million A shares and 2,357 million B shares (not in the form of CPO units). See Note 13 to our year-end financial statements.

      As of December 31, 2003, we had three classes of common stock: A Shares, L Shares and D Shares. As of December 31, 2003, some of our A Shares, and all of our L Shares and D Shares, were publicly traded in Mexico in the form of CPOs, each of which represented one A Share, one L Share and one D Share, and were publicly traded in the United States in the form of GDSs, each of which represents 20 CPOs. See Note 13 to our year-end financial statements.

      The number of CPOs and shares authorized, issued and outstanding for financial reporting purposes under Mexican and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our stock purchase plan and our long-term retention plan are not considered issued and outstanding for financial reporting purposes.

(7) See Note 26 to our year-end financial statements. In contrast to Mexican GAAP, the results of our music recording segment are not reflected as discontinued operations under U.S. GAAP, since we continue to have significant influence over Univision.

(8) Current notes payable to banks and other notes payable include Ps.68.7 million, Ps.14.8 million and Ps.7.7 million of other notes payable as of December 31, 2000, 2001 and 2002, respectively. As of December 31, 2003 and 2004, there are no other notes payable outstanding. See Note 8 to our year-end financial statements.

(9) Long-term debt includes the Ps.86.5 million and Ps.7.1 million of other notes payable as of December 31, 2000 and 2001, respectively. As of December 31, 2002, 2003 and 2004, there are no other long-term notes payable. See "Operating and Financial Review and Prospects-- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 8 to our year-end financial statements.

(10) "Average prime time audience share" for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and "average rating" for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, "prime time" in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and "weekday prime time" is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see "Information on the Company -- Business Overview -- Television -- Television Broadcasting."

(11) The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(12) Innova, S. de R.L. de C.V., or Innova, our direct-to-home, or DTH, satellite service in Mexico, referred to alternatively as Sky Mexico for segment reporting purposes, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. Our share in the results of operations of Innova through December 31, 2000 was included in our income statement under the line item "Equity in losses of affiliates." For a description of Innova's business and results of operations and financial condition, see "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico" and Innova's year-end financial statements for the years ended December 31, 2002 and 2003 included herein. Under Mexican GAAP, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in losses in respect of our investment in Innova in our income statement. See "Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates." Beginning April 1, 2004, Innova was consolidated in our financial results.

(13) The figures set forth in this line item represent the total number of subscribers for Cablevision's basic service package at the end of each year presented. For a description of Cablevision's business and results of operations and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Cable Television" and "Information on the Company -- Business Overview -- Cable Television."

(14) We launched EsMas.com in May 2000. Since May 2000, the results of operations of EsMas.com have been included in the results of operations of our Other Businesses segment. See "Operating and Financial Review and Prospects-- Results of Operations -- Other Businesses." For a description of EsMas.com, see "Information on the Company -- Business Overview -- Other Businesses -- EsMas.com." The figures set forth in this line item represent the number of registered users in each year presented. The term "registered user" means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by EsMas.com.

                              THE RECAPITALIZATION

      The Recapitalization increased the number of our outstanding Shares by a factor of 39 but did not affect our total equity or dilute the equity interest of any shareholder. The Recapitalization comprised these steps:

            - a stock split in which each outstanding Share was divided into 25 Shares of the same class;

            - the creation of a new class of common or ordinary shares, the B Shares;

            - a stock dividend in which we distributed to holders of outstanding Shares, 14 new Shares (of various classes depending on the class held) for every 25 Shares outstanding after the stock split;

            - an increase in the number of Shares represented by each outstanding CPO, from three Shares to 117 Shares; and

            -     amendments to our bylaws related to these transactions.

THE STOCK SPLIT AND STOCK DIVIDEND

      As part of the Recapitalization, we carried out a stock split in which each of our outstanding Shares was divided into 25 Shares of the same class. Following the stock split and the creation of the B Shares, we increased our capital by incorporating approximately Ps.906 million of retained earnings into capital stock and issuing approximately 132,560 million new Shares, equal to fourteen new Shares (of various classes, depending on the class held), for every 25 Shares outstanding after the split. We did not receive any consideration for the issuance of the new Shares.

     The following table summarizes the effect of the stock split and the stock dividend on a holder of one Share of each class of our capital stock:

   BEFORE THE             AFTER THE STOCK    14 NEW SHARES DISTRIBUTED
RECAPITALIZATION                SPLIT        PER 25 SHARES (POST-SPLIT)         AFTER THE RECAPITALIZATION
---------------           ---------------   ---------------------------     -------------------------------
One A Share                 25 A Shares    Four B Shares, Five D Shares     25 A Shares, Four B Shares, Five D
                                           and Five L Shares                Shares and Five L Shares

One D Share                 25 D Shares    Nine B Shares, Five D Shares     Nine B Shares, 30 D Shares

One L Share                 25 L Shares    Nine B Shares, Five L Shares     Nine B Shares, 30 L Shares

The following table summarizes the effect of the Recapitalization on the total number of Shares of each class of our capital stock, based on the number of Shares outstanding at April 16, 2004:

                            BEFORE THE RECAPITALIZATION                              AFTER THE RECAPITALIZATION
                -------------------------------------------------         -------------------------------------------------
                                  (% OF TOTAL         (% OF TOTAL                         (% OF TOTAL          (% OF TOTAL
                (MILLIONS)      CAPITAL STOCK)       VOTING STOCK)       (MILLIONS)     CAPITAL STOCK)        VOTING STOCK)
                ---------       -------------        -------------       ----------     -------------         -------------
Series A             4,989              52.69              100.00%          124,736             33.78               67.42
Series B                 -                  -                   -            60,270             16.32               32.58
Series D             2,240              23.65                   -            92,134             24.95                   -
Series L             2,240              23.65                   -            92,134             24.95                   -
Total                9,469             100.00%             100.00%          369,273            100.00%             100.00%

EFFECT OF THE RECAPITALIZATION ON A SHARES, D SHARES AND L SHARES

      The Recapitalization did not change the voting and economic rights of the A Shares, D Shares and L Shares, except in two respects. First, the number of directors (and corresponding alternate directors) that the holders of A Shares were entitled to designate decreased by five, from sixteen to eleven, and the holders of the new B Shares are entitled to designate five directors (and corresponding alternate directors). Second, the aggregate amount of the cumulative annual preferred dividend payable by the Company increased as a result of the stock dividend, while the per share amount of the cumulative annual preferred dividend to which the holder of one D Share is entitled decreased as a result of the stock split.

      For a description of the principal amendments to our bylaws that were adopted in connection with the Recapitalization, see "Other Information -- Bylaws."

EFFECT OF THE RECAPITALIZATION ON CPOS

      Prior to the Recapitalization, our Shares traded in the form of CPOs, each at that time represented one A Share, one D Share and one L Share. The Recapitalization increased the number of Shares represented by each CPO from three Shares to 117 Shares. Following the Recapitalization, one CPO represents 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares.

      While the dividend preference per D Share decreased by a factor of 25 as a result of the stock split, the number of D Shares owned by a holder of one CPO increased by a factor of 35. Accordingly, the amount of the preferred dividend on one CPO increased by 40% (reflecting the 25-for-1 split and the distribution in the stock dividend of ten D Shares to each holder of one CPO).

      Amendments to the CPO Trust Agreement and the CPO Deed of Issuance related to the Recapitalization were approved by the CPO holders at a meeting on April 5, 2004.

EFFECT OF THE RECAPITALIZATION ON GDSS

      Prior to the Recapitalization, our Shares also traded in the form of GDSs, each representing 20 CPOs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Following the Recapitalization, one GDS continues to represent 20 CPOs, and each GDR continues to represent the same number of GDSs as before the Recapitalization. No approval or other action was or will be required by holders of GDSs.

DELIVERY OF NEW SHARES

      We delivered the shares issued in the Recapitalization to our shareholders, generally through S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, which is the clearing system for securities traded on the Mexican Stock Exchange. At that time, we deposited into the CPO Trust the new shares to be held by the CPO Trustee on behalf of holders of CPOs (including CPOs held in the form of GDSs).

      For shareholders who hold share certificates in physical form, delivery was made at our offices.

THE B SHARES

      We created a new class of capital stock, the B Shares, with no par value. The B Shares are common or ordinary shares, like the A Shares, with no preferred dividend rights and no preference upon liquidation. Holders of the B Shares have the right to elect five out of 20 members of our Board of Directors at a shareholders' meeting that must be held within the first four months after the end of each year, beginning in 2005.

      As is the case for the A Shares: (a) holders of B Shares have the right to vote on all matters subject to shareholder approval at any general shareholders' meeting, (b) holders of B Shares have the right to vote at special meetings of B Shares, on any matter subject to approval at such a meeting and (c) under Mexican law, non-Mexicans may not own B Shares directly or exercise any voting rights in respect of B Shares, but they may hold B Shares indirectly through the CPO Trust, which will control the voting of the B Shares.

MAJOR SHAREHOLDERS

      Prior to March 2004, our controlling shareholder was Grupo Televicentro, S.A. de C.V., or Televicentro. Televicentro's equity in Televisa is currently owned through the Shareholder Trust, by the following trusts: a trust for the benefit of Emilio Azcarraga Jean, the Azcarraga Trust; a trust for the benefit of Promotora Inbursa S.A. de C.V., the Inbursa Trust; and a trust for the benefit of five individual members of the Aramburuzabala and Fernandez families, the Investor Trust. Promotora Inbursa is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. The interests of the Aramburuzabala family represented 16.21%, and the interests of the Fernandez family represented 3.80%, of Televicentro's capital stock. Before giving effect to the Recapitalization, Televicentro owned approximately 2,348 million A Shares and 53 million A Shares, 53 million D Shares and 53 million L Shares in the form of CPOs.

      In March 2004, the Televicentro shareholders contributed all their shares in Televicentro to a trust, the Shareholder Trust. Following the Recapitalization, Televicentro distributed all its Shares and CPOs to the Shareholder Trust, or Televicentro Distribution, and, as a result, ceased to be one of our shareholders.

      For a description of the arrangements among our Major Shareholders, see "Major Shareholders and Related Party Transactions."

                                    DIVIDENDS

      Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcarraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See "Major Shareholders and Related Party Transactions -- The Major Shareholders." On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company's Board of Directors approved a Ps.3,850 million cash distribution to shareholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to shareholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a General Shareholders' Meeting, our shareholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable General Shareholders' Meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, subject to certain conditions.

                           EXCHANGE RATE INFORMATION

      Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso was relatively stable from 1999 to 2001. In 2002 and 2003, the Peso declined in value against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in New York City for cable transfers for Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

                                                                            EXCHANGE RATE
                                                                            -------------
                                                        HIGH             LOW          AVERAGE(1)      PERIOD END
                                                        -----           -----         ---------       ----------
YEAR ENDED DECEMBER 31,
     2000...................................            10.09             9.18            9.47             9.62
     2001...................................             9.97             8.95            9.33             9.16
     2002...................................            10.43             9.00            9.75            10.43
     2003...................................            11.41            10.11           10.80            11.24
     2004...................................            11.64            10.81           11.31            11.15
MONTH ENDED
     January 31, 2005.......................            11.41            11.17           11.26            11.20
     February 28, 2005......................            11.21            11.04           11.14            11.09
     March 31, 2005.........................            11.33            10.98           11.16            11.18
     April 30, 2005.........................            11.23            11.04           11.12            11.04
     May 31, 2005...........................            11.03            10.88           10.97            10.91
     June 10, 2005..........................            10.88            10.81           10.85            10.87

-------------
(1) Annual average rates reflect the average of noon buying rates on the last day of each month during the relevant period. Monthly average rates reflect the average of daily noon buying rates.

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

      The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert

Pesos into U.S. Dollars or Other Currencies Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

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

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

      Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico's gross domestic product, or GDP, decreased 0.2% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.8%, 1.4%, 4.4% and 0.4% in 2002, 2003, 2004 and the three month period ended March 31, 2005, respectively. Inflation in 2002, 2003, 2004 and the three month period ended March 31, 2005 was 5.7%, 4.0%, 5.2% and 0.8%, respectively. Although these inflation rates tend to be lower than Mexico's historical inflation rates, Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. GDP growth fell short of Mexican government estimates in 2004; however, according to Mexican government estimates, GDP in Mexico is expected to grow by approximately 3.5% to 4.0%, while inflation is expected to be less than 4.0%, in 2005. We cannot assure you that these estimates will prove to be accurate.

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

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR IN THE U.S. MAY AFFECT US AND THE PRICES FOR OUR SECURITIES

      The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and in the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business.

      In particular, Argentina's continued insolvency and default on its public debt, could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of the foreign holders of Argentina's indebtedness have agreed to exchange their securities in connection with Argentina's restructuring, holders of a substantial amount of the country's indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect Mexico, the price of our securities or our business.

      In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of our securities or our business.

      Our operations, including demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it will continue implementing "measured" increases in interest rates in 2005. As interest rates rise, the prices of our securities may fall.

MILITARY OPERATIONS IN IRAQ AND ELSEWHERE HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

      Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers' budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Military operations in Iraq have depressed economic activity in the U.S. and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the U.S. and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the U.S., there can be no assurance that there will not be other attacks or threats in the U.S. or abroad that will lead to a further economic contraction in the U.S. or any other major markets. In the short term, however, terrorist activity against the U.S. and the U.S. military operations in Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the U.S. decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF OUR COMPANY AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS

      A portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

      Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.

HIGH INFLATION RATES IN MEXICO MAY DECREASE DEMAND FOR OUR SERVICES WHILE INCREASING OUR COSTS

      Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 0.8% for the three month period ended March 31, 2005. Nonetheless, at approximately 4.4% per annum (as measured from March 2004 to March 2005), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:

      - inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products;

      - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

      - if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Mexican pesos.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

      Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.2%, 6.8% and 9.1% for 2003, 2004 and for the three month period ended March 31, 2005, respectively. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Mexico's President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In the 2003 and 2004 elections, the political party of President Fox, the Partido Accion Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox's ability to implement his economic reforms. Presidential and federal congressional elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

      National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings of Andres Manuel Lopez Obrador, the mayor of Mexico City, have increased political uncertainty. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

MEXICAN ANTITRUST LAWS MAY LIMIT OUR ABILITY TO EXPAND THROUGH ACQUISITIONS OR JOINT VENTURES

      Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comision Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures. In 2002, the Mexican Antitrust Commission did not approve the proposed merger of our radio subsidiary Sistema Radiopolis, S.A. de C.V., or Sistema Radiopolis, with Grupo Acir Comunicaciones, S.A. de C.V., or Grupo Acir, and it may not approve possible future acquisitions or joint ventures that we may pursue. See "Information on the Company -- Business Overview -- Radio" and " "Information on the Company -- Business Overview -- Regulation."

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

      Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for the three most recent fiscal years since its filing. See Note 26 to our year-end financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

                 RISK FACTORS RELATED TO OUR MAJOR SHAREHOLDERS

EMILIO AZCARRAGA JEAN HAS SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT AND THE INTERESTS OF MR. AZCARRAGA JEAN MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS

      We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. As of March 31, 2005, approximately 49.87% of the outstanding A Shares, 13.35% of the outstanding B Shares, 13.90% of the outstanding D Shares and 13.90% of the outstanding L Shares of our Company are held through a trust, including shares in the form of CPOs, or the Shareholder Trust. The largest beneficiary of the Shareholder Trust is a trust for the benefit of Emilio Azcarraga Jean. As a result, Emilio Azcarraga Jean controls the voting of the Shares held through the Shareholder Trust. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote, because non-Mexican holders of Certificados de Participacion Ordinarios, or CPOs, and Global Depositary Shares, or GDSs, are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcarraga Jean will have the ability to direct the election of 11 out of 20 members of our Board as well as, prevent certain actions by the shareholders, including the timing and payment of dividends, if he so chooses. See "Major Shareholders and Related Party Transactions -- the Televicentro Distribution"

OUR MAJOR SHAREHOLDERS MAY SELL SHARES IN THE FUTURE

      Except for the 2 million CPOs which were released to the Fernandez family immediately upon the completion of the Recapitalization, the Shareholder Trust beneficiaries will not be permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust may release or sell any or all of its shares from the Shareholder Trust. The Inbursa Trust may release or sell up to two-thirds of its shares from July 1, 2005 through June 30, 2009 and any or all of its shares beginning July 1, 2009. The Azcarraga Trust may release or sell any or all of its shares from the Shareholder Trust beginning July 1, 2005, but upon any such release or sale, the Inbursa Trust may freely release or sell any or all of its shares. In addition, if either of the Inbursa Trust or the Investor Trust requests that shares be voted in a particular way on a Consultation Matter as defined in the Shareholders Trust, and Mr. Azcarraga Jean declines to do so, such party may immediately release its shares from the Shareholder Trust and sell its shares into the market. Sales of such shares may have an adverse effect on the market for our equity securities and/or result in a change of control of our ownership.

AS CONTROLLING SHAREHOLDER, EMILIO AZCARRAGA JEAN WILL HAVE THE ABILITY TO LIMIT OUR ABILITY TO RAISE CAPITAL, WHICH WOULD REQUIRE US TO SEEK OTHER FINANCING ARRANGEMENTS

      Emilio Azcarraga Jean has the voting power to prevent us from raising money through equity offerings. Mr. Azcarraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional A shares in order to maintain such power. In the event that Mr. Azcarraga Jean is unwilling to subscribe for additional Shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other form of financing, which we may not obtain, or if so, possibly not on favorable terms.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR BROADCAST OR OTHER CONCESSIONS; PROPOSED REVISIONS TO THE LEY FEDERAL DE RADIO Y TELEVISION, OR RADIO AND TELEVISION LAW, IF ADOPTED, COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS

      Under Mexican law, we need concessions from the Secretaria de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law. The SCT can revoke our concessions and the Mexican government can require us to forfeit our broadcast assets under the circumstances described under "Information on the Company -- Business Overview -- Regulation." This may not happen in the future and the current law may change or be superseded by new laws. In this regard, there is currently a proposal to enact a new Ley Federal de Radio y Television which is being discussed by a sub-commission of the Mexican Congress, that may be introduced to the Mexican Congress for discussion and, if it is so introduced, for approval. We cannot assure you that any proposal to enact a new Ley Federal de Radio y Television will be introduced to or adopted by the Mexican Congress, and, if it is, the terms of any such proposal and the impact it would have on our results of operations.

WE FACE COMPETITION IN EACH OF OUR MARKETS THAT WE EXPECT WILL INTENSIFY

      We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See "Information on the Company -- Business Overview -- Television -- Television Industry in Mexico" and "Information on the Company -- Business Overview -- Television Broadcasting." In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies. Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-television market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-television customers and require us to make significant capital expenditures in new technologies. Developments may limit our access to new distribution channels, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.

THE SEASONAL NATURE OF OUR BUSINESS AFFECTS OUR REVENUE AND A SIGNIFICANT REDUCTION IN FOURTH QUARTER NET SALES COULD IMPACT OUR RESULTS OF OPERATIONS

      Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2003 and 2004 we recognized 29.8% and 28.7% , respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

FUTURE ACTIVITIES WHICH WE MAY WISH TO UNDERTAKE IN THE U.S. MAY BE AFFECTED BY OUR ARRANGEMENTS WITH UNIVISION. THESE ACTIVITIES, AS WELL AS A CURRENT DISPUTE WE ARE HAVING WITH UNIVISION, MAY AFFECT OUR RELATIONSHIP WITH, AND OUR EQUITY INTEREST IN, UNIVISION

      We have a program license agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in the U.S., with some exceptions, as described in "Information on the Company -- Business Overview -- Univision."

      We are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain Spanish-language television broadcasting ventures to the extent they relate to U.S. Spanish-language television broadcasting. Should Univision exercise these rights, Univision would reduce our share of potentially lucrative corporate opportunities involving these ventures. In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the U.S., including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming, and to create future channels available in the U.S. that feature our programming. See "Information on the Company -- Business Overview -- Univision." The current joint venture with Univision and any future venture we might pursue involving U.S. Spanish-language television broadcasting, with or without Univision as a partner, may compete directly with Univision to the extent such ventures seek viewership among Hispanic households in the U.S. Direct competition between Univision and these ventures could have a material adverse effect on the financial condition and results of operations of our joint ventures and the value of our investment in Univision.

      We are currently involved in a dispute with Univision related to the program license agreement and other issues. In that regard, on May 9, 2005, we filed a complaint in the United States District Court Central District of California alleging, among other things, that Univision breached the program license agreement by failing to pay certain royalties and by making certain unauthorized edits of our programs. In connection with these claims, we are seeking monetary relief in an amount not less than U.S.$1.5 million, declaratory relief against Univision's ability to recover approximately U.S.$5 million of royalties previously paid to us, and an injunction against the alteration of our programs without our consent. We cannot assure you that we will prevail in the case we filed against Univision or any litigation Univision may initiate. In addition, effective as of May 9, 2005, Emilio Azcarraga Jean resigned as a director, and Alfonso de Angoitia Noriega resigned as an alternate director, of Univision. While we have the right to elect one director and one alternate director to the Univision board, we have not determined whether we will seek to elect replacements for Mr. Azcarraga Jean and Mr. de Angoitia Noriega. We cannot predict how our overall business relationship with Univision will be affected by this dispute.

      In addition, in the past, we had disagreements with Univision over our ability to broadcast over the Internet programs to which Univision had rights in the U.S. As part of the amendments in December 2001 to our arrangements with Univision, we agreed that for a five-year period, ending December 2006, we and Univision each would have limited rights to transmit via the Internet certain limited programming. At the end of this period, the terms of our agreement with Univision in respect of these rights will revert to the provisions of our prior agreement. We continue to believe that these terms allow us to distribute internationally, including in the U.S., on our Internet service originating from Mexico, programs to which Univision believes it has exclusive rights in the U.S. If Univision disagrees with our position, we cannot assure you as to whether, after December 2006, we will provide our television programming over the Internet for U.S. distribution. However, if we do provide our programming for U.S. distribution via the Internet, Univision may commence legal proceedings and we may not prevail in litigation.

      In addition, by operation of the ownership rules and policies of the U.S. Federal Communications Commission, or the FCC, our interest in Univision may limit our ability to invest in other U.S. media entities. See "Information on the Company -- Business Overview -- Regulation -- Television -- U.S. Regulation of Broadcast Stations."

WE HAVE EXPERIENCED SUBSTANTIAL LOSSES, PRIMARILY IN RESPECT OF OUR INVESTMENTS IN INNOVA AND SKY MULTI-COUNTRY PARTNERS, AND EXPECT TO CONTINUE TO EXPERIENCE SUBSTANTIAL LOSSES AS A RESULT OF OUR PARTICIPATION IN DTH JOINT VENTURES, WHICH WOULD ADVERSELY AFFECT OUR NET INCOME

      We have invested a significant amount to develop DTH satellite services primarily in Mexico and other countries throughout Latin America. Although our DTH joint venture in Mexico, Innova, referred to herein by its legal name, Innova, S. de R.L. de C.V., and, for segment reporting purposes, alternatively as Sky Mexico, achieved a net income for the first time in 2004 and generated positive cash flow in 2003 and 2004, we have, in the past, experienced substantial losses and substantial negative cash flow, and we may experience substantial losses over the next several years, as a result of our participation in the DTH joint ventures, which would adversely affect our net income. We cannot assure you that Innova will continue to generate net income in the upcoming years, principally due to the substantial capital expenditures and investments required to expand and improve its DTH service, the impact of any potential devaluation of the Peso versus the U.S. Dollar on Innova's financial structure, as well as the strong competition that exists in the pay-television industry in Mexico. See Notes 10 and 12 to our year-end financial statements. See "Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates."

      We own a 60% interest in Innova. The balance of Innova's equity is owned by News Corporation, or News Corp., and Liberty Media International Holdings Inc. or Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indenture that governs the terms of the notes issued by Innova in September 2003 and the credit agreement entered into in December 2004 both contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.

      We own minority interests in DTH joint ventures in Colombia and Chile through Sky Multi-Country Partners, or MCOP, a U.S. partnership in which we, News Corp., and Globo Comunicacoes e Participacoes S.A., or Globopar, a Brazilian multimedia company, supply programming and other services, to the Sky DTH platforms in Latin America outside Mexico and Brazil. See "Information on the Company -- Business Overview -- DTH Joint Ventures." Although we have some governance rights, we do not control these joint ventures.

      In October 2004, we, Innova, News Corp., Liberty Media and Globopar entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in (i) Innova being owned, at least, 57% by us and, at most, 43% by DIRECTV and DIRECTV Latin America, or DTVLA, and (ii) MCOP being wholly owned by DIRECTV.

MCOP'S INABILITY TO PROVIDE FINANCIAL SUPPORT TO TECHCO COULD COMPROMISE INNOVA'S ABILITY TO PROVIDE SERVICES TO ITS CUSTOMERS

      DTH TechCo Partners, or TechCo, is a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. TechCo provides these services primarily to MCOP, Innova and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corp. and Liberty Media). TechCo depends on payments from MCOP, Innova and Sky Brasil to fund its operations. Since September 2002, Globopar has ceased providing financial support to TechCo and MCOP, and MCOP, in turn, has ceased making payments to TechCo, which payments we believe previously accounted for over 50% of TechCo's revenue. TechCo is obligated to make payments under its capital leases with various maturities through 2007 for an aggregate amount of U.S.$27.4 million. We indirectly hold a 30% interest in TechCo, and have guaranteed 36% of certain of TechCo's obligations. As of December 31, 2004, we had guaranteed payments by TechCo in the aggregate amount of U.S.$9.9 million. We, News Corp., Liberty Media and, since October 2004, DIRECTV have been funding TechCo's operating cash shortfall through loans, and we currently intend to continue to fund TechCo's shortfall in the form of loans. In addition, we are in discussions regarding how TechCo will be fully funded, although no assurances can be given that we will reach a satisfactory resolution as to how to provide continued funding for TechCo. If MCOP and Sky Brasil continue to fail to make their required payments and we and DIRECTV decide not to make up the shortfall, then TechCo's ability to provide services to its customers, including Innova, and Innova's ability to provide services to its customers, could be compromised. In that case, if Innova is unable to obtain replacement services at comparable prices, it would be unable to provide a substantial portion of its programming services to its customers which would, in turn, have a material adverse effect on its business.

WE HAVE RECOGNIZED AN INCREASED INDEBTEDNESS, A CUMULATIVE LOSS EFFECT AND OTHER ADVERSE ACCOUNTING IMPACTS AS A RESULT OF THE CONSOLIDATION OF INNOVA SINCE APRIL 1, 2004 IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2004, AND THESE IMPACTS MAY CONTINUE IN FUTURE YEARS

      As a result of the consolidation of Innova beginning April 1, 2004, our financial statements have been updated as follows:

      Our consolidated total assets increased by approximately Ps.3,080.1 million beginning April 1, 2004. Our consolidated total liabilities increased by approximately Ps.5,508.9 million beginning April 1, 2004, including an approximately Ps.6,082.2 million increase in our aggregate consolidated debt. Our consolidated shareholders' equity decreased by approximately Ps.2,428.9 million beginning April 1, 2004, as a result of the outstanding shareholders' deficit reflected in Innova's financial statements. Our consolidated net sales, costs and operating expenses, and operating income before depreciation and amortization increased in the second, third and fourth quarters of 2004. The adverse impacts on our financial statements, including the substantial increase in our consolidated debt, the decrease in our shareholder's equity, and the increase in our consolidated costs and expenses, may have an adverse impact on the price of our securities.

      For a further description of the impact that the consolidation of Innova has had on our financial statements, see "Operating and Financial Review and Prospects -- Results of Operations -- Consolidation of Innova."

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

GDS HOLDERS MAY FACE DISADVANTAGES WHEN ATTEMPTING TO EXERCISE VOTING RIGHTS AS COMPARED TO OTHER HOLDERS OF OUR SECURITIES

      In situations where we request that JPMorgan Chase Bank, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For shareholders' meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under "Other Information -- Bylaws -- Voting Rights and Shareholders' Meeting - Holders of CPOs." For CPO Holders' meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders' meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders' meeting.

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

THE PROTECTIONS AFFORDED TO MINORITY SHAREHOLDERS IN MEXICO ARE DIFFERENT FROM THOSE IN THE U.S.

      In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See "Other Information -- Mexican Securities Market Law" and "Other Information -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections." Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the U.S. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or major shareholders than it would be for shareholders of a U.S. company.

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

      We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S., and some of the experts named in this annual report also reside outside of the U.S. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

                           FORWARD-LOOKING STATEMENTS

      This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the SEC on Form 6-K, in annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

      -     projections of operating revenues, net income (loss), net income
            (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

      - statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

      - our current and future plans regarding our Spanish-language horizontal Internet portal, EsMas.com;

      -     statements concerning our transactions with Univision;

      - statements concerning our recent series of transactions with DIRECTV and News Corp.;

      - statements about our future economic performance or that of Mexico or other countries in which we operate or have investments; and

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

      We are the largest media company in the Spanish-speaking world and a major participant in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our direct-to-home, or DTH, satellite services in which we own interests in Mexico and Latin America. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and an Internet portal. We also own an unconsolidated 10.7% equity interest, on a fully diluted basis, in Univision, the leading Spanish-language television broadcaster in the U.S.

      The programs shown on our networks are among the most-watched programs in Mexico. In 2003 and 2004, approximately 70% and 69%, respectively, of all Mexicans watching television during prime time hours, 72% and 70%, respectively, watching television during weekday prime time hours and 72% and 71%, respectively, of all Mexicans watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and those operations generated approximately 64.4% and 56.9% of our total revenues in 2003 and 2004, respectively. On April 1, 2004, we began consolidating Innova.

                              CAPITAL EXPENDITURES

      The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2002, 2003 and 2004 and our projected capital expenditures for the year ended December 31, 2005. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2005, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Liquidity" and "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

                                                                         YEAR ENDED DECEMBER 31,(1)
                                                       ------------------------------------------------------------
                                                            2002            2003            2004            2005
                                                       ------------    ------------      ----------      ----------
                                                                        (MILLIONS OF U.S. DOLLARS)
Capital expenditures(2)............................    U.S.$  135.2    U.S.$   94.9      U.S.$174.6      U.S.$210.0
Investments in DTH joint ventures(3)...............            32.5            20.6            12.5              --
Investment in OCEN(4)..............................           104.7             4.8              --              --
Other acquisitions and investments(5)..............              --            85.5            29.3              --
                                                       ------------    ------------      ----------      ----------
   Total capital expenditures and investments......    U.S.$  272.4    U.S.$  205.8      U.S.$216.4      U.S.$210.0
                                                       ============    ============      ==========      ==========

----------

(1) Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2002, 2003 and 2004 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to:
      (i) data regarding capital expenditures set forth in "Key Information -- Selected Financial Data," which is presented in constant Pesos of purchasing power as of December 31, 2004 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.11.1490 to one U.S. Dollar, the Interbank Rate as of December 31, 2004, and (ii) certain data regarding capital expenditures set forth under "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity."

(2) Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$18.8 million in 2002, U.S.$17.4 million in 2003 and U.S.$35.1 in 2004 for the expansion and improvement of our cable business.

(3) Includes investments made in the form of capital contributions and loans in all periods.

(4) In 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, our live entertainment venture in Mexico, for U.S.$104.7 million, of which U.S.$37.7 million was paid in the first quarter of 2003. Additionally, in the first quarter of 2003, we made a capital contribution to OCEN of approximately U.S.$4.8 million. See " -- Business Overview -- Other Businesses -- Sports and Show Business Promotions" and Note 2 to our year-end financial statements.

(5) In 2003, we acquired Telespecialidades, a company which was owned by our controlling shareholders, for an aggregate amount of U.S.$83.0 million. Telespecialidades's net assets at the time of acquisition consisted principally of Shares of our capital stock in the form of CPOs, which Shares were previously indirectly owned by our controlling shareholders, and tax loss carryforwards. Telespecialidades was merged into Televisa S.A. de C.V. on December 31, 2003. See "Major Shareholders and Related Party Transactions -- The Principal Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Major Shareholders." Additionally, in 2003 we made capital contributions in the aggregate amount of U.S.$2.5 million, and in 2004 we made additional capital contributions in the aggregate amount of U.S.$2.0 million in our pay television networks joint venture with Univision, which operations commenced in the U.S. in the second quarter of 2003. See "Information on the Company -- Business Overview -- Univision" and Note 2 to our year-end financial statements.

      In 2002, 2003 and 2004, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2005, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2005 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2005 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

                                BUSINESS OVERVIEW

      We are the largest media company in the Spanish-speaking world and a major participant in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services in which we own interests in Mexico and Latin America. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and an Internet portal. We also own an unconsolidated 10.7% equity interest, on a fully diluted basis, in Univision, the leading Spanish-language television broadcaster in the U.S.

      The programs shown on our networks are among the most-watched programs in Mexico. In 2003 and 2004, approximately 70% and 69%, respectively, of all Mexicans watching television during prime time hours, 72% and 70%, respectively, watching television during weekday prime time hours and 72% and 71%, respectively, of all Mexicans watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and those operations generated approximately 64.4% and 56.9% of our total revenues in 2003 and 2004, respectively. On April 1, 2004, we began consolidating Innova.

BUSINESS STRATEGY

      We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while improving our operating margins. We also intend to continue building our pay-television platforms, expanding our publishing business, increasing our international programming sales and strengthening our position in the growing U.S. Hispanic market. We will also continue to analyze expansion through acquisitions.

      MAINTAINING OUR LEADING POSITION IN THE MEXICAN TELEVISION MARKET

      Continuing to produce high quality programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In each of 2003 and 2004, our networks aired 88% of the 200 most-watched television programs in Mexico, according to the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileno de Opinion Publica y Estadistica, or IBOPE, the largest research company in Brazil. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, the overhaul of our news division, new comedy and game show formats and the development of reality shows. We have improved our scheduling to be better attuned to viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.

      Improving our sales and marketing efforts. The rate of growth in advertising expenditures and rates for the Mexican television market have decelerated since 2000 due to the slowdown of the Mexican economy. However, in 2003 and 2004, we outperformed Mexican economic growth by increasing our television broadcasting revenues in real terms by 5.4% and 5.7%, respectively, as compared to an increase of only 1.4% and 4.4%, respectively, in GDP in Mexico during the same periods. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions." The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.

      Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a rate structure for television advertising that more closely ties individual program pricing to audience ratings, group demographics and advertiser demand; (ii) implementing differentiated pricing by quarter; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation. Our new rate structure for television advertising, implemented in January 2005, is conducted on a cost per thousand basis, or CPM, which is a structure that adjusts advertising pricing per thousand viewers of the specific program during which the advertisement appears. We believe that, by giving our customers a choice between this new rate structure and our traditional rate structure of differentiated pricing by quarter, we have gained the flexibility to target underserved industries and increase our focus on local sales causing an increase in our advertising revenue. Advertising revenues from local sales as a percentage of our television broadcasting revenues have increased steadily for the past four years. During 2004, local sales accounted for 13.7% of our television broadcasting revenues compared to 10.9%, 12.5% and 13.2% in the years 2001, 2002 and 2003, respectively.

      We plan to continue expanding our advertising customer base by targeting medium-sized and local companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we reduced the number of households reached by the Channel 4 Network throughout Mexico and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See " -- Television -- Television Broadcasting -- Channel 4 Network." We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.

      Improving our operating margins. Our operating margin (operating income before depreciation of tangible assets and amortization of intangible assets over net sales) increased in 2004, ending the year at 36.3% compared to 32.1% for 2003. We intend to continue improving our margins by increasing revenues and controlling costs.

      In response to the slowdown in Mexican GDP growth in 2001, we introduced a number of cost-cutting initiatives. These initiatives included the creation of independent business units, the introduction of stricter cost controls, the continued elimination of under-performing assets, the introduction of a performance-based compensation policy for executives and further reductions in our number of employees. On a historical basis, at December 31, 2004, our total employee headcount (excluding Innova) was approximately 12,300 compared to approximately 12,300 at December 31, 2003 and approximately 12,600 at December 31, 2002. On a pro forma basis, giving effect to the consolidation of Innova, our total employee headcount would have been approximately 14,100 at December 31, 2004, approximately 14,200 at December 31, 2003 and approximately 14,400 at December 31, 2002. We intend to continue pursuing cost-cutting initiatives throughout 2005.

      CONTINUE BUILDING OUR PAY-TELEVISION PLATFORMS

      DTH. We believe that Ku-band DTH satellite services offer the greatest opportunity for rapid expansion of pay television services into cable households seeking to upgrade and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Our joint venture, Innova, is the dominant participant in the Mexican DTH market with approximately 1,002,500 subscribers, of which 60,700 were commercial subscribers as of December 31, 2004.

      The key components of our DTH strategy include:

      - offering high quality and exclusive programming, including rights in Mexico to our four over-the-air broadcast channels and other channels produced by our partners, as well as special events, such as reality shows, and games or sports programming we produce or with respect to which we have exclusive rights;

      - capitalizing on our relationship with News Corp. and Liberty Media and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

      - capitalizing on the low penetration of pay-television services in Mexico and elsewhere; and

      - providing superior digital Ku-band DTH satellite services and emphasizing customer service quality.

      Cable. With over 364,000 and 355,000 basic subscribers as of December 31, 2003 and 2004, respectively, Cablevision, the Mexico City cable system in which we own a 51% interest, is one of the largest cable television operators in Mexico in terms of number of subscribers and homes passed. Over 60,300 and 123,000 of Cablevision's basic subscribers as of December 31, 2003 and 2004, respectively, also subscribed to one of the Cablevison's digital service packages. Cablevision's strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:

      -     continuing to offer high quality programming;

      - upgrading its existing cable network into a broadband bidirectional network;

      - switching its current analog subscribers to digital service in order to stimulate new subscriptions and substantially reduce piracy;

      - increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, telephony services; and

      - continuing the roll out of digital set-top boxes and beginning the roll out of advanced digital set-top boxes subject to their availability and their ability to provide advanced interactive features.

      Cablevision has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed Internet access through cable modem. As of December 31, 2004, Cablevision had more than 26,500 cable modem customers compared to 8,600 at December 31, 2003. Cablevision is continuing with its plan to substantially reduce subscriber piracy by switching its current analog subscriber base to digital service. In addition, Cablevision intends to introduce video on demand, or VOD, services and, subject to the receipt of the requisite governmental approvals and the availability of certain technology, IP telephony services.

      EXPANDING OUR PUBLISHING BUSINESS

      With a total annual circulation of approximately 127 million magazines during 2004, we believe our subsidiary, Editorial Televisa S.A. de C.V., or Editorial Televisa, produces and distributes the most magazines in the Spanish-speaking world. Among the 60 titles published, 26 are fully-owned and produced in-house and the remaining 34 titles are licensed from world-renowned publishing houses, including the Spanish-language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to more than 20 countries, including Mexico, the U.S. and countries throughout Latin America. During 2003 and 2004, Editorial Televisa implemented an aggressive commercial strategy in order to increase its market share and advertising revenues market share. As a result of this strategy, according to IBOPE, our market share grew from 35% in 2003 to 45% in 2004. Additionally, a solid circulation strategy in the U.S. generated beneficial results. According to the Audit Bureau of Circulations, three of the top ten fastest growing magazines (in terms of circulation) in the U.S. are published and distributed by Editorial Televisa.

      Editorial Televisa's strategy regarding the U.S.-Hispanic market is to strengthen its portfolio and increase its market share. In November 2004, Editorial Televisa formed a strategic alliance with Hispanic Publishing Group, or HPG, under which Televisa acquired 51% of HPG, while HPG retained a 49% equity stake. Through this strategic alliance, Editorial Televisa added its first two English-language magazines for Hispanics in the U.S. to its publications: Hispanic Magazine, which has a monthly circulation of approximately 280,000 copies, and Hispanic Trends, which has a circulation per edition of approximately 75,000 copies. Hispanic Trends published six editions in 2004 and will publish seven editions in 2005. Hispanic Trends and Hispanic Magazine complement Televisa's U.S. strategy by permitting access to new general market advertisers interested in the U.S. Hispanic market. See " -- Publishing."

      Also, during 2004, Editorial Televisa continued with the initiative it launched in 2002 aimed at increasing its circulation and advertising revenues of our publishing business including: (i) improving magazine portfolio mix, (ii) enhancing marketing efforts and reorganizing our sales force, and (iii) implementing new sales strategies. As a result of successfully implementing these strategies, revenues and operating margins increased in 2004 as compared to 2003.

      INCREASING OUR INTERNATIONAL PROGRAMMING SALES AND STRENGTHENING OUR POSITION IN THE GROWING U.S. HISPANIC MARKET

      We license our programs to television broadcasters and pay-television providers in the U.S., Latin America, Asia, Europe and Africa. Excluding the U.S., in 2004, we licensed approximately 54,500 hours of programming in over 100 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

      The U.S. Hispanic population, estimated to be 35.3 million, or approximately 12.5% of the U.S. population according to the 2000 U.S. Census, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic population will double to approximately 25% of the U.S. population by the middle of this century. The Hispanic population accounted for estimated total consumer expenditures of U.S.$622 billion in 2003, or 8.3% of the total U.S. consumer expenditures, an increase of 190% since 1990. Hispanics are expected to account for U.S.$1 trillion of U.S. consumer spending, or 9.7% of the U.S. total consumer expenditures, by 2010, outpacing the expected growth in total U.S. consumer expenditures.

      We intend to leverage our unique and exclusive content, media assets and long-term associations with other media conglomerates to benefit from the growing demand for entertainment among the U.S. Hispanic population.

      We supply television programming for the U.S. Hispanic market through Univision, the leading Spanish-language media company in the U.S. During 2002, 2003 and 2004, most of the 7:00 p.m. to 10:00 p.m. weekday prime time programming broadcast by Univision and substantially all of the programming broadcast by Galavision, Inc., or Galavision (a wholly-owned subsidiary of Univision) was produced by Televisa. In exchange for this programming, during 2002, 2003 and 2004, Univision paid Televisa U.S.$77.7 million, U.S.$96.1 million and U.S.$105.0 million, respectively, in royalties. In 2003, Univision became obligated to remit to us an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5 million in respect of Telefutura for 2003, increasing by U.S.$2.5 million for each year to U.S.$12.5 million. For a description of agreements we entered into with Univision in December 2001, including amendments to our program license agreement which increased our percentage royalties, see " -- Univision."

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

      We own additional media and entertainment businesses in the U.S. that complement our television programming exports businesses. We also publish and sell magazines that target Spanish-speaking readers in the U.S. We believe we can increase our marketing, sales and distribution efforts in this region directly and through partnerships.

      In live entertainment, we have a joint venture with Clear Channel Entertainment, called "Vivelo," which produces and promotes tours of Spanish-speaking artists as well as other live entertainment events targeting Spanish-speaking audiences in the U.S. In 2004, Vivelo promoted more than 70 concerts and events in the U.S. Vivelo intends to produce and promote a growing number of entertainment and sporting events in response to the increasing demand for live entertainment among the U.S. Hispanic population.

      EXPANDING THROUGH ACQUISITIONS

      In October 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, a subsidiary of Corporacion Interamericana de Entretenimiento, S.A. de C.V., or CIE, which owns all the assets related to CIE's live entertainment business unit in Mexico. Through this acquisition, we became a shareholder of the leading live entertainment business in Mexico with several valuable assets including: 11 venues with a total seating capacity of more than 230,000; TicketMaster, the leading ticket company in Mexico; several promotional ventures headed by

OCEN; food, beverage and merchandising units; and Audiencias Cautivas, the largest producer in Mexico of corporate events. We will continue to analyze expanding our business through acquisitions or investments that add strategic and economic value to the Company.

TELEVISION

      TELEVISION INDUSTRY IN MEXICO

      General. There are nine television stations operating in Mexico City and approximately 455 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City re-transmit programming originating from the Mexico City stations. We own and operate four of the nine television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 221 repeater stations and 32 local stations outside of Mexico City. See " -- Television Broadcasting." We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 87 and 89 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 7 repeater stations, and Channel 22. There are also 17 independent stations outside of Mexico City which are unaffiliated with any other stations. See " -- Competition -- Television Broadcasting."

      We estimate that approximately 20.1 million Mexican households have television sets, representing approximately 86% of the total households in Mexico as of December 31, 2004. We believe that approximately 96.1% of all households in Mexico City and the surrounding area have television sets.

      Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE Mexico, a privately owned market research firm based in Mexico City. IBOPE Mexico is one of the 15 global branch offices of IBOPE. IBOPE Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 24 other Mexican cities with a population over 400,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE Mexico reports that its television surveys have a margin of error of plus or minus 5%.

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

      PROGRAMMING

      Programming We Produce. We produce the most Spanish-language television programming in the world. In 2002, 2003 and 2004, we produced approximately 52,000 hours, 53,000 hours and 54,800 hours , respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.

      We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children's programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

      Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See " -- Other Businesses -- Sports and Show Business Promotions." In 2002, we broadcast certain matches of the Korea-Japan World Cup in Mexico on our over-the-air channels and our cable system. In 2003, we had extensive coverage of the Mexican mid-term elections. In 2004, we broadcast the Olympic Games, the Copa America and the Euro Cup.

      Our programming is produced primarily at our 24 studios in Mexico City. We also operate 15 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 35 studios and 26 fully equipped remote control units. See " -- Television Broadcasting -- Local Affiliates."

      In 2001, we entered into a joint venture with Endemol, B.V., or Endemol, a leading international developer and producer of programming and other content for television and online platforms, to jointly develop, produce, acquire and license Spanish-language programming and the related formats for the production of such programming, including Endemol programming and formats, in Mexico and select countries in Central America. Endemol has agreed to license, on a first option basis, the rights to use its production formats, including the format for "Big Brother," which was the first reality show produced in Mexico, to the joint venture. As of December 2004, we have commitments to acquire from Endemol programming formats through this venture for an aggregate of up to U.S.$24.5 million through 2006. We began broadcasting "Big Brother" on our over-the-air channels and DTH satellite systems in March 2002.

      Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside of Mexico. Most of this foreign programming is from the U.S. and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 37%, 36% and 32% of the programming broadcast on our four television networks in 2002, 2003 and 2004, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.

      Talent Promotion. We operate Centro de Educacion Artistica, or CEA, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers' school as well as various contests and scholarships.

      TELEVISION BROADCASTING

      We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2004.

                       WHOLLY OWNED
                       MEXICO CITY     WHOLLY        MAJORITY       MINORITY
                         ANCHOR         OWNED         OWNED           OWNED      INDEPENDENT        TOTAL
                        STATIONS      AFFILIATES    AFFILIATES     AFFILIATES     AFFILIATES      STATIONS
                       ------------   ----------    ----------     ----------    -----------      --------
Channel 2 .........           1            124              2             --              1            128
Channel 4 .........           1             --             --             --             --              1
Channel 5 .........           1             61             --             --              5             67
Channel 9 .........           1             14             --             --             14             29
                        -------        -------        -------        -------        -------        -------
    Subtotal ......           4            199              2             --             20            225
                        -------        -------        -------        -------        -------        -------
Border Stations ...          --              1             --             --             --              1
                        -------        -------        -------        -------        -------        -------
Local Affiliates ..          --             18             --              1             14             33
                        -------        -------        -------        -------        -------        -------
    Total .........           4            218              2              1             34            259
                        =======        =======        =======        =======        =======        =======


      The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2002, 2003 and 2004 our networks aired 184, 175 and 176, respectively, of the 200 most watched television programs throughout Mexico and produced 16, 15 and 13, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.

      The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2002 through March 2005, shown on a bi-monthly basis.

                            AVERAGE AUDIENCE SHARE(1)

                           JANUARY 2002 -- MARCH 2005

                                  [LINE GRAPH]


                  Audience Share               Audience Share                 Audience Share
                Prime Time National      Weekday Prime Time National   Sign-on to Sign-off National
                -------------------      ---------------------------   ----------------------------
Jan- 02               69.1%                         68.1%                         73.0%
Mar- 02               71.0%                         71.3%                         75.0%
May- 02               76.7%                         77.9%                         78.0%
Jul- 02               76.2%                         77.5%                         77.6%
Sep- 02               69.0%                         71.2%                         72.9%
Nov- 02               67.8%                         70.1%                         71.5%
Dec- 02               70.3%                         73.0%                         72.3%
Jan- 03               72.8%                         74.4%                         72.6%
Mar- 03               69.0%                         71.8%                         71.5%
May- 03               70.1%                         72.8%                         72.0%
Jul- 03               70.1%                         71.3%                         71.8%
Sep- 03               70.3%                         71.4%                         71.3%
Nov- 03               70.5%                         70.7%                         73.1%
Dec- 03               67.6%                         68.0%                         71.1%
Jan- 04               68.4%                         68.7%                         70.5%
Mar- 04               70.6%                         71.1%                         72.0%
May- 04               68.7%                         70.0%                         71.9%
Jul- 04               69.2%                         70.6%                         71.7%
Sep- 04               68.8%                         69.0%                         71.3%
Nov- 04               66.8%                         67.1%                         70.3%
Dec- 04               68.1%                         68.1%                         70.7%
Jan- 05               69.2%                         69.6%                         70.5%
Mar- 05               69.0%                         71.2%                         71.3%


                               AVERAGE RATINGS(1)

                           JANUARY 2002 -- MARCH 2005

                                  [LINE GRAPH]


                                        Ratings
                                        Weekday          Ratings Sign-
                  Ratings Prime        Prime Time       on to Sign-off
                  Time National         National           National
                  -------------        ----------       ---------------
Jan- 02               44.1                44.9               28.2
Mar- 02               43.2                45.0               28.3
May- 02               45.4                47.9               29.1
Jul- 02               46.0                48.0               29.7
Sep- 02               41.4                43.7               27.3
Nov- 02               42.9                45.2               27.3
Dec- 02               40.7                42.6               25.6
Jan- 03               45.1                47.2               27.0
Mar- 03               43.2                46.2               27.5
May- 03               40.2                43.4               26.1
Jul- 03               41.9                44.0               27.1
Sep- 03               42.8                44.8               27.0
Nov- 03               43.6                45.0               27.8
Dec- 03               39.9                40.7               25.8
Jan- 04               43.5                44.8               27.3
Mar- 04               45.5                47.1               28.5
May- 04               40.4                41.8               26.9
Jul- 04               39.9                41.7               26.2
Sep- 04               39.9                41.0               25.8
Nov- 04               38.9                40.0               25.0
Dec- 04               37.6                38.4               23.9
Jan- 05               42.0                43.9               26.0
Mar- 05               41.7                44.0               26.8

----------

(1) Source: IBOPE Mexico national surveys.

      Channel 2 Network. Channel 2, which is known as "El Canal de las Estrellas," or "The Channel of the Stars," together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2's programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout Mexico. The affiliate stations generally re-transmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as "repeater" stations. We estimate that the Channel 2 Network reaches approximately 19.9 million households, representing 99% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2002, 2003 and 2004.

      The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 ----------------------------------
                                                                                 2002(1)      2003(1)       2004(1)
                                                                                 -------      -------       -------
Prime time hours.......................................................           32.7%        32.5%         31.0%
Weekday prime time hours...............................................           35.2%        36.5%         32.9%
Sign-on to sign-off hours..............................................           31.5%        30.9%         29.9%

----------
(1) Source: IBOPE Mexico national surveys.

      The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include soap operas (telenovelas), news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 120 to 200 half-hour episodes. Substantially all of Channel 2's programming is aired on a first-run basis and virtually all of it, other than Spanish-language movies, is produced by us.

      Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 18.3 million households, representing approximately 91% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

      The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                            YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                    2002(1)       2003(1)        2004(1)
                                                                    -------       -------        -------
Prime time hours.............................................        18.9%         18.3%          19.6%
Weekday prime time hours.....................................        18.3%         18.1%          19.8%
Sign-on to sign-off hours....................................        21.2%         20.3%          21.6%

----------
(1) Source: IBOPE Mexico national surveys.

      We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children's programming. The majority of Channel 5's programs are produced outside of Mexico, primarily in the U.S. Most of these programs are produced in English. In 2004, we aired 42 of the 50 top-rated movies.

      Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 4.6 million households, representing approximately 23.1% of television households in Mexico in 2004. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we reduced the number of households reached by this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non- television media.

      The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

                                                                             YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------
                                                                     2002(1)        2003(1)        2004(1)
                                                                     -------        -------        -------
Prime time hours..............................................         8.1%           8.0%          6.6%
Weekday prime time hours......................................         8.2%           8.1%          7.0%
Sign-on to sign-off hours.....................................        10.4%          10.1%          8.7%

----------
(1) Source: IBOPE Mexico national surveys.

      4TV targets young adults and stay-at-home parents. Its programs consist primarily of news, comedy, sports, and entertainment shows produced by us, as well as a late night home shopping program, foreign-produced series, mini-series and movies, which are dubbed or subtitled in Spanish. In an attempt to attract a larger share of the Mexico City television audience, in recent years, 4TV also began broadcasting three new local newscasts relating to the Mexico City metropolitan area.

      Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 14.9 million households, representing approximately 74.1% of households with television sets in Mexico. Channel 9 broadcasts in all of the 26 cities other than Mexico City that are covered by national surveys.

      The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                              2002(1)        2003(1)      2004(1)
                                                              -------        ------       -------
Prime time hours.................................              12.7%          11.2%        11.7%
Weekday prime time hours.........................              10.8%           9.2%         9.9%
Sign-on to sign-off hours........................              11.2%          10.5%        11.0%

----------
(1) Source: IBOPE Mexico national surveys.

      The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.

      Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See " -- Channel 4 Network." The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2002, 2003 and 2004, the local television stations owned by us produced 37,200 hours, 39,800 hours and 39,800 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

      Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the FCC to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market. XETV is operated on our behalf by U.S. broadcaster Entravision Communications Corporation, or Entravision, pursuant to a joint marketing and programming agreement we have with Entravision, the initial term of which expired in December 2004 and was extended to December 2005. XETV's FCC cross-border permit was renewed in 2003 for a five-year term expiring in June 2008. Fox's cross-border FCC permit expires in 2006, and the Fox affiliation agreement for XETV expires in 2008. In March 2002, we converted two of the additional border stations that we own and operate from English-language Fox Television network affiliates to stations broadcasting entirely in Spanish.

      Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in three ways: advanced payment, upfront and scatter basis. We also have differentiated pricing by calendar quarter, with the highest rates applicable in the fourth quarter of a given year. We have also recently implemented our CPM pricing system which adjusts advertising pricing per thousand viewers of the specific program during which the advertisement appears. In addition, sales force incentive compensation largely ties bonuses to total year-end results. For a description of our advertising sales plan, see "Operating and Financial Review and Prospects -- Results of Operations -- Total Segment Results -- Advertising Rates and Sales."

      We currently sell only a portion of our available television advertising time. We use our remaining available television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. to midnight for public service announcements and 30 minutes per day for public programming, in each case distributed in an equitable and proportionate manner, and to promote our products, including television, DTH satellite services, radio and cable programming, magazines, sports and special events. We sold approximately 56%, 70% and 66% of total available national advertising time on our networks during prime time broadcasts in 2002, 2003 and 2004, respectively, and approximately 42%, 57% and 55% of total available national advertising time during all time periods in 2002, 2003 and 2004, respectively. See "Operating and Financial Review and Prospects -- Results of Operations -- Total Segment Results -- Television Broadcasting," "Operating and Financial Review and Prospects -- Results of Operations -- Total Segment Results -- Pay Television Networks," "Operating and Financial Review and Prospects -- Total Segment Results -- Publishing," "Operating and Financial Review and Prospects -- Total Segment Results -- Cable Television" and "Operating and Financial Review and Prospects -- Total Segment Results -- Radio."

      PAY TELEVISION NETWORKS. We produce or license a suite of Spanish- and English-language television channels for pay-television systems in Mexico, Latin America and the Caribbean, Europe and the U.S. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.

      In 2002, 2003 and 2004, we produced approximately 4,400 hours, 4,000 hours and 4,800 hours, respectively, of programming for broadcast on our pay-television channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Pelicula, De Pelicula Clasico, Unicable, Cinema Golden Choice 1 & 2, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamerica and Galavision Europa.

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

      PROGRAMMING EXPORTS. We license our programs and our rights to programs produced by other television broadcasters and pay-television providers in the U.S., Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 60,000 hours, 60,000 hours and 54,500 hours of programming in 2002, 2003 and 2004, respectively. Most of the programming licensed by us in the U.S. is to Univision. See " -- Univision" and "Operating and Financial Review and Prospects -- Results of Operations -- Total Segment Results -- Programming Exports." As of December 31, 2004, we had approximately 181,800 half-hours of television programming in our library available for licensing.

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

      EDITORIAL. With a total circulation of approximately 137 million copies in 2002, 128 million copies in 2003 and 127 million copies in 2004, we publish 60 titles that are distributed in 20 countries, including the U.S., Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama, among others. See " -- Publishing Distribution." Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, and a weekly television guide, Tele Guia. We also publish the following popular magazines: Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Mas, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the U.S. include Vanidades and TV y Novelas USA and Caras.

      We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper's Bazaar and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine and EGM Electronic Gaming Monthly, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Dennis Publishing, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men's Health, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automovil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a license agreement with GyJ Espana Ediciones, S.L.S. en C.; Golf Digest, pursuant to a license agreement with The New York Times Company Magazine Group, Inc.; Ocean Drive, pursuant to a license agreement with Sobe News, Inc.; Disney Art Attack, Disney Princesas, Disney Winnie Pooh and W.I.T.C.H., pursuant to a license agreement with Disney Consumer Products Latin America, Inc.; and Travel + Leisure, pursuant to a license agreement with American Express Publishing Corporation. We also publish a Spanish-language edition of National Geographic in Latin America and in the U.S. through a licensing agreement with National Geographic Society.

      During 2004, we launched nine new titles, one of which is a Spanish-language version of a popular English language magazine, National Geographic Kids, pursuant to a license agreement with National Geographic Society. We also launched Mia, a lifestyle, health and self-improvement magazine for women, through a license agreement with GyJ Espana Ediciones, S.L.S. en C., and Pumas, the official magazine of the Mexican Premiere League soccer team known as Pumas, winner of two recent tournaments, pursuant to a license agreement with Club Universidad Nacional, A.C.

      PUBLISHING DISTRIBUTION. We estimate that we distribute approximately 60%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., the largest publishing distribution network in Latin America. We believe that our distribution network reaches over 300 million Spanish-speaking people in 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 22,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the U.S., the Caribbean and elsewhere through independent distributors. In 2003 and 2004, approximately 64% and 65%, respectively, of the publications distributed by this segment were published by our Publishing segment. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as videos, calling cards and other consumer products.

CABLE TELEVISION

      THE CABLE TELEVISION INDUSTRY IN MEXICO. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See " -- Cable Television Services." According to Mexico's cable television trade organization, Camara Nacional de la Industria de Television por Cable, or CANITEC, there were approximately 572 cable concessions in Mexico as of December 31, 2004, serving approximately 2.3 million subscribers.

      MEXICO CITY CABLE SYSTEM. We own a 51% interest in Cablevision, one of the largest cable television operators in Mexico in terms of number of subscribers and homes passed, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2003 and 2004, Cablevision had over 364,400 and 355,000 basic subscribers, respectively, as compared to approximately 412,400 as of December 31, 2002. As of December 31, 2002, 2003 and 2004, approximately 65,000, 60,300 and 123,000 subscribers, respectively, were digital subscribers. Cablevision is currently the largest cable television operator and one of the largest high-speed Internet access providers through cable modem in Mexico City.

      Through April 2002, we operated Cablevision through a joint venture with America Movil, Latin America's largest cellular communications provider and an affiliate of Telmex. America Movil sold its 49% equity interest in Cablevision in April 2002 in connection with an offering on the Mexican Stock Exchange. CPOs, each representing two series A shares and one series B share of Cablevision, began trading on the Mexican Stock Exchange under the ticker symbol "CABLE" in April 2002.

      CABLE TELEVISION SERVICES. Cablevision's basic service package offers up to 53 channels, including Mexico City's nine over-the-air television channels. Other channels in the basic service package include E! Entertainment, the Latin American MTV channel, ESPN International, Nickelodeon, the Latin American Discovery Channel, the Sony Channel, the Warner Channel and various sports-related and international film channels. Cablevision also currently offers five premium digital service packages ranging in price from Ps.322.00 to Ps.579.00, in each case, including the Ps.245.00 basic service fee. Cablevision's five premium digital service packages offer up to 207 channels, including 50 audio channels, which provide access to a variety of additional channels, including CNN International, HBO, Cinemax, Cinecanal and Movie City, and 28 pay-per-view channels.

      PAY-PER-VIEW CHANNELS. Cablevision currently offers 28 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.

      CABLE TELEVISION REVENUES. Cablevision's revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.245.00 to Ps.579.00. See " -- Cable Television Services." The Mexican government does not currently regulate the rates Cablevision charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevision's rates in the future. If the SCT were to determine that the size and nature of Cablevision's market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevision charges for its various services.

      For years 2002 and 2003, revenues from telecommunications and pay television services, including such services provided by Cablevision, were subject to a 10% excise tax. For those years, Cablevision filed amparo proceedings challenging the constitutionality of this excise tax. The 2002 and 2003 amparo proceedings were denied with respect to Cablevision.

      The 10% excise tax imposed on services rendered in connection with restricted television, which directly affected the services provided by Cablevision in 2002 and 2003, was eliminated as of January 1, 2004. From this date and going forward Cablevision recognizes this positive effect as part of its revenues, without any modification in price to its subscribers.

      CABLE TELEVISION INITIATIVES. In an effort to expand its subscriber base and increase its average monthly revenues per subscriber and substantially reduce piracy, in 2004, Cablevision began switching its current analog subscriber base to digital service. Cablevision continues to offer on a limited basis high-speed Internet access services through cable modems. In addition, subject to the expansion and upgrade of its existing network, the receipt of the requisite governmental approvals and, in the case of IP telephony, the availability of certain technology, Cablevision plans to offer the following multimedia communications services to its subscribers:

      - enhanced programming services, including VOD services and video games; and

      -     IP telephony services.

      In order to provide these multimedia communications services, Cablevision requires a cable network with bi-directional capability operating at a speed of at least 870 MHz and a digital set-top box. In order to provide these new services, Cablevision is in the process of upgrading its existing cable network. Cablevision's cable network currently consists of more than 10,576 kilometers with over 1.4 million homes passed. In 2004, Cablevision expanded its network by over 536 kilometers. As of December 31, 2004, 100% of Cablevision's network runs at least at 450 MHz, approximately 78% of Cablevision's network runs at least at 750 MHz, approximately 57% runs at least at 870 MHz, and approximately 71% of Cablevision's network has bi-directional capability.

RADIO

      RADIO STATIONS. Our radio business, Sistema Radiopolis, or Radiopolis, is operated under a joint venture with Grupo Prisa, S.A., a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture's board of directors. Except in the case of matters that require unanimous board and/or shareholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture's organizational documents, among others, we control the outcome of most matters that require board and/or shareholder approval. We also have the right to appoint Radiopolis' Chief Financial Officer. The election of Radiopolis' Chief Executive Officer requires a unanimity from the joint venture's board of directors.

      Radiopolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one FM radio station in Mexicali and repeater radio stations in each of Monterrey, San Luis Potosi and Veracruz. Some Radiopolis stations transmit powerful signals that reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that reach the southern part of the U.S. XEW-AM serves most of southern Mexico. In May 2004, a subsidiary of Radiopolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico's leading radio networks, that added 49 affiliate stations (31 AM and 18 FM) to Radiopolis' existing network, expanding its total network, including owned and operated and affiliate stations, to 82 stations. After giving effect to the transaction with Radiorama, we estimate that Radiopolis' radio stations reach 37 cities in Mexico. We plan to continue exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

      According to Investigadores Internacionales Asociados, S.C., or INRA, in 2002, 2003 and 2004, XEW-AM ranked, on average, tenth, tenth and fourteenth, respectively, among the 33 stations in the Mexico City metropolitan area AM market, and XEQ-FM ranked, on average, sixth, fifth and tenth, respectively, among the 27 stations in the Mexico City metropolitan area FM market during the same periods. XEBA ranked, on average, second, second and second, respectively, among 24 stations in the Guadalajara City metropolitan FM market during the same periods. INRA conducts daily door-to-door and automobile interviews in the Mexico City metropolitan area to determine radio listeners' preferences. Outside Mexico City, INRA conducts periodic surveys. Arbitron, a U.S.-based company, also carries out surveys in Mexico City and Guadalajara. We believe that no other independent survey of this nature is routinely conducted in Mexico.

      Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news.

      In 2003, Radiopolis launched several new programs, including a three-edition newscast "Hoy x Hoy," featuring three leading Mexican journalists; one of Mexico's most popular sports radio programs on one of its most popular stations, "Pasion W/Estadio W," which has exclusive radio-broadcast rights to certain soccer games; and "Poder y Dinero," which covers politics and economic issues. Most of these new programs were rated among the top five in their genre and helped Radiopolis to increase its audience share. In 2004, Radiopolis organized four significant musical events with leading artists in each musical format, gathering a record attendance of approximately 50,000 people at each event. These events have become among the most popular events among the musical radio stations in Mexico. The successful radio broadcasting of the Olympic games placed Radiopolis among the top radio networks in sports event broadcasting. In addition to alliances with other local radio stations, such as with Radiorama, we also increased Radiopolis' geographical coverage through the exclusive nationwide broadcast of XEW-AM's programming over one of Sky's channels, our Mexican DTH platform.

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

OTHER BUSINESSES

      ESMAS.COM. In May 2000, we launched EsMas.com, a Spanish-language horizontal Internet portal integrating several sites. The portal leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including e-mail, search engines, chat forums, e-cards, on-line radio stations, recruitment services, news bulletins and a downloadable service for customer assistance. With a wide range of content channels, online and mobile services, and with more than 103 million page views, and approximately 3.7 million monthly unique users in 2004, we believe that EsMas.com has positioned itself as one of the leading Internet portals in Mexico. We are currently targeting users in Mexico and intend to explore targeting users in the rest of the world. Currently, we control 100% of the venture.

      In connection with the series of agreements we entered into with Univision in December 2001, as described under " -- Univision," we amended our program license agreement such that, for a five-year period, ending in December 2006, we are permitted to show certain limited programming over the Internet. For a description of current litigation we filed against Univision, and a possible dispute we may have with Univision after the five-year period ending in December 2006 regarding the broadcast of programming over the Internet, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements with Univision. These Activities, as Well as a Current Dispute We Are Having With Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision."

      In April 2004, EsMas.com began to offer premium content short messages services, or SMS, to mobile phones, in order to take advantage of the growing appetite of the Mexican consumer for wireless information. EsMas.com has entered into service agreements to provide SMS content to the three largest mobile carriers of Mexico. During 2004, EsMas.com sent approximately 15.7 million messages to approximately 3.1 million mobile phone users. The offered service consists of text information of sports, news, events, sweepstakes, contests, downloading of photos and ring-tones. We believe that due to the Mexican public's affinity for the high quality and wide range of Televisa's programming content, EsMas.com has become the leading premium SMS content provider in Mexico and in Latin America.

      SPORTS AND SHOW BUSINESS PROMOTIONS. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See " -- Television --

Programming," " -- Cable Television -- Cable Television Services," "Cable Television -- Pay-Per-View Channels," " -- Radio -- Radio Stations," and " -- DTH Joint Ventures -- Mexico."

      Soccer. We own three of Mexico's soccer teams, two of which, America and Necaxa, play in the Premiere League and are among the most popular and successful teams in Mexico, and Real San Luis, which plays in Mexico's First-A Division League. In 2002 and 2005, America won the Premiere League championship. Each team plays two 17 game regular seasons. The best teams of each season engage in post-season championship play. In 2002, 2003 and 2004, we broadcast 111, 112 and 87 hours, respectively, of our teams' home games.

      We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. In addition, America, Atlante and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of the America and Necaxa teams, as well as those of eight other Premiere League soccer teams.

      Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and nightclub shows of popular Mexican and international artists. In 2004, Azteca Stadium was the site of the annual Teleton, a charity fundraiser, which raised over Ps.273.7 million for disabled children.

      We have a 50/50 venture with Clear Channel, now called Vivelo, which is now focused exclusively on the operations in the U.S. Under this arrangement, we produce and promote tours of Spanish-speaking artists and other live events primarily targeting Spanish-speaking audiences in the U.S. In 2003 and 2004, Vivelo promoted more than 90 and 70 concerts, respectively, in the U.S. including Chayanne, Alejandro Sanz and Alejandro Fernandez, as well as several Mexican professional soccer games.

      In October 2002, we acquired a 40% stake in OCEN, a subsidiary of CIE. OCEN owns all of the assets related to CIE's live entertainment business unit in Mexico. OCEN's business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets, food, beverages and souvenirs, and the organization of special and corporate events. As part of the agreement, OCEN has access to our media assets to promote its events throughout Mexico, and we have the right of first refusal to broadcast on our over-the-air channels and pay-TV ventures movies and events produced and distributed by CIE.

      FEATURE FILM PRODUCTION AND DISTRIBUTION. We produce first-run Spanish-language feature films, some of which are among Mexico's top films based on box office receipts. We co-produced four, three and two feature films in 2002, 2003 and 2004, respectively. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros. and Plural Entertainment. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurances can be given in this regard.

      We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2002, 2003 and 2004, we released five, five and one, respectively, of our feature films through movie theaters, including "Un Dia Sin Mexicanos." We also distribute our feature films outside of Mexico.

      We have a first option to purchase rights in Mexico to distribute CIE's feature films in movie theatres and broadcast these films on our cable and television networks. We purchased the distribution rights in Mexico for 13 and 9 of CIE's feature films in 2002 and 2003, respectively. We have not purchased any feature films from CIE in 2004.

      We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros. which we recently extended through 2005, we are the exclusive distributor in Mexico of feature films produced by Warner Bros. In 2002, 2003 and 2004, we distributed 53, 53 and 34 feature films, respectively, including, in 2004, several U.S. box office hits, such as Lord of the Rings -- Return of the King, Troy and Harry Potter and the Prisoner of the Azkaban. We also distribute independently produced non-Mexican and Mexican films in Mexico, such as Matando Cabos and Zapata.

      At December 31, 2004, we owned or had rights to approximately 595 Spanish-language films and 25 movies on video. Many of these films and movies have been shown on our television networks, cable system and DTH services. We also licensed the rights to two films produced by third parties.

      NATIONWIDE PAGING. We recently exited the nationwide paging business. On November 18, 2004, we sold our 51% interest in "Skytel," which is a nationwide paging service in Mexico and the transaction was authorized by the SCT on March 4, 2005.

      MUTUAL FUND VENTURE. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish "Mas Fondos," the first mutual fund distribution company in Mexico. Mas Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors. Currently, Mas Fondos distributes 68 funds managed by seven entities. The company operates under a license granted by the Comision Nacional Bancaria y de Valores, or CNBV. On June 1, 2004, we sold a 5% interest of Mas Fondos to Grupo de Servicios Profesionales, S.A. de C.V., or Servicios Profesionales. As a result of this sale we have a 46% interest in Mas Fondos. We received authorization for this transaction from the CNBV on June 28, 2004. For a description of the transaction, see "Major Shareholders and Related Party Transactions -- The Principal Shareholders and Related Party Transactions -- The Major Shareholders -- Transactions and Arrangements with our Directors and Officers."

      POTENTIAL GAMING BUSINESS. We recently obtained a permit from the Secretaria de Gobernacion, or Mexican Ministry of the Interior, to establish, among other things, up to 65 sportbooks and number draws throughout Mexico. If we actively pursue this business, we anticipate to start operations within the next 12 months. We are in the process of finalizing the business plan for this new venture.

INVESTMENTS

      We have investments in several other businesses. See Note 5 to our year-end financial statements.

DTH JOINT VENTURES

      Background. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.

      In October 1997, we and our partners formed MCOP, a U.S. partnership in which we, News Corp., and Globopar each indirectly held a 30% interest and in which Liberty Media indirectly held a 10% interest, to make investments in, and to supply programming and other services to, the Sky platforms in Latin America outside of Mexico and Brazil. In addition, until October 2004, each of Televisa, News Corp., Globopar and Liberty Media indirectly held an interest (in the same proportion as their interests in MCOP were then held) in Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services, and TechCo, a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida.

      Digital Ku-band DTH satellite services commenced operations for the first time in Mexico and Brazil in the fourth quarter of 1996, in Colombia in the fourth quarter of 1997, in Chile in the fourth quarter of 1998 and in Argentina in the fourth quarter of 2000. We currently, directly and indirectly, own interests in DTH satellite joint ventures in Mexico, Colombia and Chile. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. In July 2003, we exchanged our 10% minority interest in the Spanish company which operated Via Digital, a DTH venture in Spain, for a de minimis ownership interest in Sogecable, a Spanish company which operates the only DTH venture in Spain, Digital +. No assurances can be given that the DTH joint ventures will be successful. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and Sky Multi-Country Partners, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income." For a description of capital contributions and loans we have made to date to those ventures, see "Operating and Financial Review and Prospects -- Results of

Operations -- Liquidity, Foreign Exchange and Capital Resources -- Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity" and "Major Shareholders and Related Party Transactions -- The Principal Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions and Arrangements With Innova -- Capital Contributions and Loans."

      We have also been developing channels exclusively for pay-television broadcast. Through our relationship with News Corp., we expect that our DTH satellite service will continue to negotiate favorable terms for programming rights with both third parties in Mexico and with international suppliers from the U.S., Europe and Latin America.

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

      In October 2004, DIRECTV Mexico announced that it was shutting down its operations and we, Innova, News Corp., DIRECTV, Liberty Media and Globopar entered into a series of agreements relating to our DTH joint ventures. With respect to the DTH joint venture in Mexico:

            - Innova and DIRECTV Mexico entered into a purchase and sale agreement, pursuant to which Innova agreed to purchase DIRECTV Mexico's subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps.621.1 million. The promissory notes mature on the earlier of (i) the date five business days after the date Innova and DIRECTV Mexico finally determine the number of subscribers that successfully migrated from DIRECTV Mexico to Innova, measured as of a date approximately 16 to 22 months after the date of the agreements, or (ii) October 9, 2009;

            - Innova and DIRECTV Mexico entered into a letter agreement which provides for cash payments to be made (i) by Innova to DIRECTV Mexico if more than 180,000 subscribers successfully migrate to Innova, (ii) by DIRECTV Mexico to Innova if fewer than 70,000 subscribers successfully migrate to Innova, and
                  (iii) by DIRECTV Mexico to Innova to the extent Innova waives the applicable sign-up fees for migrating subscribers or certain migrated subscribers churn shortly after migration;

            - Innova, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted options to acquire up to a 15% equity interest in each of Innova and Innova Holdings in exchange for the two promissory notes referred above that were delivered to DIRECTV Mexico. The amount of equity to be received upon the exercise of each option depends on the successful migration and retention of DIRECTV Mexico's subscribers to Innova with a minimum migration of 175,000 subscribers required for the issuance of the full 15% equity interest. The options become exercisable when the DTH business operations of DIRECTV Mexico have finally ceased, Innova and DIRECTV Mexico have finally determined the number of subscribers that successfully migrated from DIRECTV Mexico to Innova, and certain other conditions have been satisfied. If the options become exercisable, the holder may exercise them by delivering to Innova and Innova Holdings the promissory notes for cancellation or by paying to Innova and Innova Holdings an amount in cash equal to the aggregate principal amount of the promissory notes. The options expire on October 8, 2009. If the options are terminated under certain limited circumstances related to regulatory challenges, or after a final determination that renders the options illegal, or expire unexercised, then within ten days of the expiration date, DIRECTV Mexico will be entitled to receive an aggregate cash payment (including any payments made under the notes described above) of up to approximately U.S.$137.7 million if 175,000 DIRECTV Mexico subscribers successfully migrate to Innova. Termination of the option is limited to certain limited events;

            - DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DIRECTV Latin America, or DTVLA) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above, and
                  (ii) the right to acquire News Corp.'s 30% interest in Innova;

            - DIRECTV and Liberty Media National Holdings LLC, or Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media's 10% interest in Innova for U.S.$88 million in cash, subject to customary closing conditions. DIRECTV has agreed that we may purchase two-thirds (2/3) of any equity interest in Innova sold by Liberty Media, on the terms and subject to the conditions set forth in the purchase agreement between DIRECTV and Liberty Media;

            - we entered into an amended and restated guaranty with PanAmSat, pursuant to which the proportionate share of Innova's transponder lease obligation guaranteed by us was reduced from 60% to 51%, until the full exercise of the options to News Corp. granted by Innova and Innova Holdings, at which point our guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time;

            - pursuant to the DTH agreement we entered into with News Corp., Innova, DIRECTV and DTVLA, with respect to certain DTH platforms owned or operated by News Corp. or DIRECTV or their affiliates and subject to certain restrictions, we have the right to require carriage of five of our channels on any such platform serving Latin America (including Puerto Rico but excluding Mexico, Brazil and countries in Central America), two of our channels on any such platform serving the United States or Canada, and one of our channels on any such platform serving areas other than the United States and Latin America;

            - we, News Corp., Innova, DIRECTV and DTVLA entered into a DTH agreement that, among other things, governs the rights of the parties with respect to DTVLA's announced shutdown of its Mexican DTH business, planned shutdown of its existing DTH business in certain countries in Central America, the carriage of certain of our programming channels by Innova and other DTH platforms of DIRECTV, DTVLA, News Corp. and their respective affiliates, and the waiver and potential release of certain claims between certain of the parties; and

            - we and Innova entered into a channel licensing agreement pursuant to which Innova will pay us a royalty fee to carry our over-the-air channels on its DTH service.

      If the transactions contemplated by these agreements are consummated, we will own an approximately 57% equity interest in Innova and DIRECTV and DTVLA will collectively own an approximately 43% equity interest in Innova.

      In connection with the October 2004 reorganization, with respect to the DTH joint ventures elsewhere in Latin America:

            - we entered into a purchase and sale agreement with DIRECTV, pursuant to which among other things, (i) DIRECTV acquired all of our direct equity interests in Sky Latin America Partners, or ServiceCo (a U.S. partnership formed to provide business and management services), (ii) subject to the satisfaction or waiver of certain conditions, including the resolution of an audit currently pending before the U.S. Internal Revenue Service related to MCOP, DIRECTV has agreed to purchase all of our indirect equity interests in MCOP, and (iii) DIRECTV has agreed to indemnify us for any and all losses arising out of our status as a partner in MCOP other than losses arising out of the pending tax audit;

            - DIRECTV also agreed to purchase each of News Corp.'s, Liberty Media's and Globopar's equity interests in TechCo (a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Luice, Florida), ServiceCo and MCOP; and

            - PanAmSat Corporation, or PanAmSat, unconditionally released us from any and all obligations related to the MCOP transponder lease.

      As a result of these transactions, ServiceCo is wholly owned by DIRECTV, TechCo is owned 70% by DIRECTV and 30% by us, and MCOP is owned 40% by DIRECTV, 30% by Globopar and 30% by us. If the transactions contemplated by the foregoing agreements are consummated, DIRECTV will acquire the remaining 60% in MCOP owned by us and by Globopar.

      The closing of these transactions is subject to certain regulatory approvals, including clearances from competition and telecommunications authorities in foreign jurisdictions, and other closing conditions. Therefore, we cannot assure you that these transactions will be consummated. In addition, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, has filed suit alleging fraud, self-dealing and violation of fiduciary duties against DIRECTV, News Corp. and others seeking, among other things, injunctive relief to preclude the consummation of these transactions. The timing and outcome of the final resolutions to these matters is uncertain. See "Other Information -- Legal Proceedings" for more information on this proceeding.

      Mexico. We operate "Sky," our DTH satellite joint venture in Mexico, through Innova. We own 60% of this joint venture, and our partners are News Corp., which owns a 30% interest, and Liberty Media, which owns a 10% interest. As of December 31, 2003 and 2004, Innova's DTH satellite pay-television service had approximately 856,600 and 1,002,500 gross active subscribers, respectively, as compared to approximately 737,800 gross active subscribers as of December 31, 2002. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with more than 3,100 points of sale. Sky continues to offer the highest quality and exclusive content in the Mexican pay-television industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.

      During 2004, Sky continued to enhance its programming content by adding special events on a pay-TV exclusive basis, including the reality shows Big Brother VIP3 and "Confianza Ciega" and several professional sporting events, including certain matches of the Mexican Closing Soccer Tournament and the Opening Soccer Tournament, the pay-TV exclusive broadcast of the America team soccer matches in the "Copa Libertadores" soccer tournament, the Wimbledon and U.S. Open tennis tournaments, boxing matches, certain matches of the Mexican baseball league, the LPGA, U.S. PGA and U.S. Senior PGA golf tournaments, an interactive mosaic channel of the Olympic Games at Athens and the NFL Sunday Ticket, previously an exclusive content of DIRECTV Mexico.

      During 2004, Sky also added several new channels to its line-up, including: Antena 3, a popular channel broadcast in Spain; the "Film Zone," a movies channel; TV Globo, a popular Brazilian channel, the "G Channel," an adult-oriented channel; the Cinecanal Classics, a classic movies channel; VH1, a music videos channel; and Universal channel, a movies channel. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers, including HBO, MaxPrime, Cinemax, The Discovery Channel, E! Entertainment, The Disney Channel, National Geographic, Canal Fox, Fox Sports, Fox News, MTV, VH1, Nickelodeon, TNT, CNN, The Cartoon Network, Boomerang, Playboy, BBC World and The Bloomberg Channel. Sky also has arrangements with the following studios to show films on an as-needed basis: DreamWorks, 20th Century Fox, Universal Studios International, Buenavista International, MGM, Paramount Pictures, Sony Pictures International, PWI Films, Inc., Warner Bros., and Independent Studios.

      Sky currently offers 192 digital channels through five programming packages: Basic (70 video channels, 32 audio channels and 31 pay-per-view); Fun (88 video channels, 32 audio channels and 37 pay-per-view); Movie City (102 video channels, 32 audio channels and 37 pay-per-view); HBO/Max (106 video channels, 32 audio channels and 37 pay-per-view); and Universe (123 video channels, 32 audio channels and 37 pay-per-view) for a monthly fee of Ps.228.00, Ps.278.00, Ps.398.00, Ps.448.00, and Ps.588.00, respectively. The subscriber receives a "prompt payment" discount if the monthly subscription payment is made within 12 days after the billing date.

      Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.241.00, Movie City Ps.351.00, HBO/Max Ps.401.00 and Universe Ps.541.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee of Ps.799.00, which is reduced to

Ps.699.00 if the subscriber pays the monthly programming fees via an automatic charge to a debit card or Ps.199.00 if payment is charged directly to a credit card.

      Sky devotes 24 pay-per-view channels to family entertainment and movies and seven channels are devoted to adult entertainment. In addition, Sky assigns six extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

      For years 2002 and 2003, revenues from telecommunications and pay television services, including such services provided by Innova, were subject to a 10% excise tax. For those years, Innova filed amparo proceedings challenging the constitutionality of this excise tax. Innova obtained a favorable ruling in respect of its 2002 amparo proceeding. Innova continues proceedings to recover the amounts paid for this tax in 2002. The 2003 amparo proceeding was denied with respect to Innova.

      Innova implemented a rate increase in January 2002 in an effort to mitigate, in part, the impact of this tax on its results of operations and financial condition. The imposition of the tax caused a decrease in net income attributable to the services provided by Innova, as well as adversely impacted the ability of the company to attract new subscribers.

      The 10% excise tax imposed on services rendered in connection with restricted television, including DTH, which affected directly the services rendered by Innova, was eliminated as of January 1, 2004. From this date and going forward Innova recognizes this positive effect as part of its revenues, without any modification in price to its subscribers.

      In November 2003, Sky successfully implemented a new subscriber management system, or SMS, to support the growth of its subscriber base by managing client billing services. Currently this system is in service and fully operational.

      Colombia. The Colombian DTH platform commenced operations in December 1997 and as of December 31, 2003 and December 31, 2004, had over 36,300 and 34,900 gross active subscribers, respectively, and provided 74 video channels, 29 pay-per-view channels and 40 audio channels. As of December 31, 2004, we owned a 27.1% interest in this venture on a fully diluted basis through MCOP, and our partners, Casa Editorial El Tiempo, S.A., Radio Cadena Nacional, S.A., RTI Comunicaciones de Colombia Ltda. and Pastrana Arango, owned 2.80%, 2.72%, 2.76% and 1.32%, respectively. The concession for the Colombian DTH platform was granted in 1997 for 10 years and Sky Colombia has the right to renew six months prior to the expiration date. We are not obligated to make any capital contributions or incur any obligations in respect of this venture and, if the proposed sale of our interest in MCOP to DIRECTV is completed, we will have no further ownership interest in the Columbian DTH platform.

      Chile. Sky Chile, the Chilean DTH platform, commenced operations in October 1998 and, as of December 31, 2003 and December 31, 2004, had over 52,200 and over 52,600 gross active subscribers, respectively, and provided 78 video channels, 30 pay-per-view channels and 41 audio channels. As of December 31, 2004, we owned a 30% interest in this venture on a fully diluted basis through MCOP. As of December 31, 2004, we did not have any local partners in this joint venture. The concession for the Chilean DTH platform was granted in 1998 for 10 years and Sky Chile has the right to renew 180 days prior to expiration. We are not obligated to make any capital contributions or incur any obligations in respect of this venture and, if the proposed sale of our interest in MCOP to DIRECTV is completed, we will have no further ownership interest in the Chilean DTH platform.

      Programming. We and News Corp. are major sources of programming content for our DTH joint ventures and have granted our DTH joint ventures in Latin America and Mexico exclusive DTH satellite service broadcast rights to all of our and News Corp.'s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements in the territories of our DTH joint ventures in Latin America and Mexico and excluding the Fox Sports (Americas) channel. In addition to sports, news and general entertainment programming, we provide our DTH joint ventures in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels, which are among the most popular television channels in Mexico. Our

DTH satellite service in Mexico is the only pay-television service that offers all the over-the-air broadcast signals from Mexico City as well as our channels from Guadalajara, Monterrey, Puebla and Veracruz. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay-television channels in Mexico. Through its relationships with us and News Corp., we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the U.S., Europe and Latin America.

UNIVISION

      In December 1992, A. Jerrold Perenchio, a Los Angeles private investor, Corporacion Venezolana de Television (Venevision), C.A. and one of our subsidiaries acquired the businesses of Univision from Hallmark Cards, Inc. We currently own 39,289,534 shares and warrants representing an approximate 10.7% equity interest in Univision, on a fully diluted basis. Information regarding Univision's business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.

      We currently have a number of programming and financial arrangements with Univision, the leading Spanish-language media company in the U.S. which owns and operates the Univision Network, the most-watched Spanish-language television network in the U.S.; the TeleFutura broadcast and Galavision satellite/cable television networks; several dozen full power and low power television broadcast stations; and 68 radio stations constituting the largest Spanish-language radio broadcasting company in the U.S.; and the Univision Music Group, the leading Spanish-language music recording and publishing company in terms of music record sales in the U.S.

      We and Venevision, a Venezuelan media company, have agreed to supply programming to Univision under program license agreements that expire in December 2017, under which we and Venevision granted Univision an exclusive license to broadcast in the United States, solely over the Univision, Galavision and TeleFutura Networks, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevision own the U.S. distribution rights, subject to some exceptions, including some co-productions. See "Operating and Financial Review and Prospects -- Results of Operations -- Programming Exports." We are entitled, in addition to our 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to an incremental 3% programming royalty on net time sales on these networks to the extent such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year up to U.S.$12.5 million. In exchange for programming royalties based upon combined net time sales regardless of the amount of our and Venevision's programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision" for a description of our current dispute with Univision relating to royalties under the program license agreement with Univision. In 2004, Televisa programming represented approximately 36% of Univision's and 23% of TeleFutura Networks' non-repeat broadcast hours, respectively.

      Under an agreement we have with Univision, we are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain ventures relating to U.S. Spanish-language television broadcasting.

      We and Univision entered into definitive agreements in April 2003 to commence a joint venture to introduce our satellite and cable pay-TV programming into the United States. The joint venture company, called TuTV, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the U.S. that feature our programming. In May 2003, TuTV entered into a five-year distribution agreement with EchoStar Communications Corporation for three of the five existing channels. TuTV is jointly controlled by Univision and us, and we have each agreed to contribute U.S.$20 million over the first three years of the venture. We cannot assure you that this venture will be profitable.

      We have an international program rights agreement with Univision that requires Univision to grant us and Venevision the right to broadcast, outside the United States, programs produced by Univision for broadcast on the Univision or Galavision networks. We have the exclusive right to broadcast these programs in Mexico and Venevision has the exclusive right to broadcast these programs in Venezuela. We and Venevision each have an undivided right to broadcast these programs in all other territories (other than the United States, but including Puerto Rico), provided those programs were on the air as of October 2, 1996. The rights to these programs granted to us and Venevision will revert back to Univision when the relevant program license agreement terminates. For such programs produced after October 2, 1996, we and Venevision have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, but Univision retains all rights for the rest of the world. For such programs produced after September 26, 1996, we and Venevision have merchandising rights only in those territories. The rights to these programs granted to us and Venevision will revert back to Univision when we or Venevision, as the case may be, own less than an aggregate of 13,578,084 shares and warrants of Univision, unless our ownership interest changes as a result of a merger or other similar transaction involving Univision, in which case these rights will continue until the termination of the program license agreement.

      In addition, we entered into arrangements with Univision regarding two Puerto Rico television stations that Univision had an option to acquire and to which Univision provides programming. Univision exercised this option in December of 2004, subject to FCC approval (where a third party challenged the transaction, in 2005, and the application remains pending), and, as a result, Univision is required to offer us the right to acquire a 15% interest in the Puerto Rico stations and to offer Venevision the right to acquire a 10% interest in the stations if the transaction is approved. Until May 2005, Univision has a right of first refusal with respect to Televisa programs that are not already subject to preexisting contractual commitments, and will pay performance and license fees to us for these programs. After May 2005, its rights will be exclusive in a manner similar to existing program rights agreements, and it will pay Televisa royalties for these rights. Similar arrangements exist between Univision and Venevision.

      In December 2001, we made a U.S.$375.0 million equity investment in Univision for which we ultimately received 10,594,500 shares of Univision Class A Common Stock. We have rights to require Univision to register for public sale the shares of Univision stock that we own.

      In addition, we are entitled to elect one director and one alternate director to Univision's Board of Directors. In 2002, we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of our Executive Committee of our Board, as our director of Univision, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of Univision. Univision subsequently appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors. Effective as of May 9, 2005, Mr. Azcarraga Jean and Mr. de Angoitia Noriega resigned as a director and alternate director, respectively, of Univision. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision."

COMPETITION

      We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.

TELEVISION BROADCASTING

      Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and multi-channel, multi-point, multi-channel distribution system and DTH satellite services. We generally compete with 197 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 176 stations outside of Mexico City. Televisora del

Valle de Mexico, S.A. de C.V. owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2002, 2003 and 2004, the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 27.6%, 29.9% and 31.1%, respectively, during prime time, and 25.6%, 28.2% and 28.7%, respectively, during sign-on to sign-off hours. See " -- Television -- Television Industry in Mexico."

      In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 7 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See " -- Television -- Television Broadcasting."

      Our English- and Spanish-language border stations compete with English-and Spanish-language television stations in the U.S., and our Spanish-language productions compete with other English- and Spanish-language programs broadcast in the U.S.

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

      CABLE TELEVISION

      According to the most recent information from CANITEC, there were approximately 572 cable concessions in Mexico as of December 31, 2004 serving approximately 2.3 million subscribers. Cablevision is the largest cable system operator in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevision also competes with Innova, our DTH joint venture. See " -- Cable Television -- Mexico City Cable System" and " -- DTH Satellite Services." Cablevision also faces competition from MVS Multivision, S.A. de C.V., or Multivision, a multi-point, multi-channel distribution system, or MMDS, operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a headend similar to that of a cable system. Multivision has been in operation for more than 15 years and offers 15 channels to its subscribers, but it cannot broadcast Mexico's over-the-air channels, including Channels 2, 4, 5 and 9. Some of the channels that Multivision broadcasts compete directly with the Cablevision channels, as well as Cablevision's 28 pay-per-view channels. Furthermore, since Cablevision operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevision presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevision is required to provide access to its cable network to the extent it has available capacity on its network.

      In addition, in connection with its Internet access services and other new products and multimedia communications services, Cablevision will face competition from several media and telecommunications companies throughout Mexico, including Internet service providers, DTH services and other personal communication and telephone companies, including us and our affiliates.

      RADIO

      The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 114 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 160 radio stations in Mexico, seven of which are located in Mexico City.

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

      DTH SATELLITE SERVICES

      Innova presently competes with, or expects to compete with, among others, cable systems (including Cablevision), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores, internet and other entertainment and leisure activities generally.

      Innova's main DTH competitor in Mexico used to be DTVLA, which operated DIRECTV Mexico. In October 2004, DTVLA announced that it was shutting down DIRECTV Mexico's operations and agreed to sell its subscriber list to Innova.

      Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-television market in Mexico matures, Innova expects to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-television customers and require us to make significant capital expenditures in new technologies.

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

      TELEVISION

   Mexican Television Regulations

      Concessions. In order to own and operate a television station in Mexico, a broadcaster must obtain a concession, which must be published in the Official Gazette of the Federation, from the SCT to broadcast over a certain channel. Applications are submitted to the SCT and, after a formal review process of all competing applications and an objection period open to third parties, a concession is granted. Concessions may be granted for up to 30 years. The SCT may void the grant of any concession or terminate or revoke the concession at any time, upon the occurrence of, among others, the following events:

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

            - transfer or encumbrance, in whole or in part, of the concession, the rights arising therefrom, the broadcasting equipment or any assets dedicated to the concessionaire's activities, to a foreign government, company or individual, or the admission of any such person as a partner in the concessionaire's business;

            - failure to broadcast for more than 60 days without reasonable justification;

            - any amendment to the bylaws of the concessionaire that is in violation of applicable Mexican law; and

            -     any breach to the terms of the concession title.

      None of our concessions has ever been revoked or otherwise terminated.

      We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire's assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions; Proposed Revisions to the Ley Federal de Radio y Television, or Radio and Television Law, if Adopted, Could Adversely Impact our Results of Operations."

      Concessions may be renewed for a term of up to 30 years. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions; Proposed Revisions to the Ley Federal de Radio y Television, or Radio and Television Law, if Adopted, Could Adversely Impact our Results of Operations."

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

   U.S. Regulation of Broadcast Stations

      The ownership and operation of U.S. broadcast stations, including television and radio stations owned by and/or affiliated with Univision, are subject to the jurisdiction of the FCC, which acts under authority granted by the U.S. Communications Act. The FCC allots particular TV and radio channels to specific communities, approves stations' technical parameters and operating equipment, issues, modifies, renews and revokes licenses, approves changes in licensee ownership or control, regulates the ownership and employment practices of licensees, and in certain limited respects controls the content of broadcast programming, including by imposing sanctions for the broadcast of obscene, indecent or profane material. The FCC collects annual regulatory fees and imposes penalties, including monetary fines and license revocation, for violations of the Communications Act or its rules.

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

      On June 2, 2003, the FCC adopted substantial changes to its broadcast ownership rules that would restrict the holdings that those with attributable interests in broadcast licensees may possess in various types of media properties. Before the new rules took effect, however, several parties appealed the FCC's order, and on September 3, 2003, the United States Court of Appeals for the Third Circuit, or Third Circuit, issued a stay of the new rules. On June 24, 2004, the Third Circuit issued a decision remanding some of the rules to the FCC for additional justification or modification, and affirming others. The FCC has declined to appeal this ruling to the U.S. Supreme Court, and on June 13, 2005 the Supreme Court declined to hear appeals filed by several third parties in the proceeding. In connection with its decision, the Third Circuit stayed the effective date of all of the FCC's revised rules, including those it had affirmed. In September 2004, in response to the FCC's Petition for Rehearing, the court lifted the stay as to several local radio market regulations and allowed them to take effect. With respect to the remaining rules, the FCC must now conduct additional proceedings in response to the Third Circuit's remand.

      Pursuant to legislation signed into law on January 23, 2004, an entity may hold "attributable" interests in U.S. television stations with an aggregate national audience reach of 39% of total U.S. television households. This law was a compromise between those desiring to maintain the pre-June 2003 limit of 35% and those supporting the FCC's June 2003 order, which would have raised the limit to 45%. For purposes of this national audience reach cap, all potential viewers in each market in which an entity holds an "attributable" TV station interest are counted regardless of the station's actual audience ratings, but UHF television stations are attributed with only 50% of the television households in their markets. The FCC's June 2003 action temporarily retained this "UHF Discount," which benefits Univision since virtually all of its television stations operate in the UHF band. In February 2004, the FCC sought public comment on whether the new law establishing a 39% national audience reach limitation restricts the FCC's authority to alter or eliminate the UHF Discount. Univision has filed comments urging the FCC to conclude that the law mandates retention of the UHF Discount. In its June 24, 2004 decision, the Third Circuit held that the new law mandating a 39% audience reach cap rendered moot the appeals before it on that issue. The court also found that it could not entertain challenges to the FCC's retention of the UHF Discount, but that the FCC itself could decide the scope of its authority to modify or eliminate the UHF Discount.

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

      There is no national limit on the number of U.S. radio stations in which a single entity may hold "attributable" interests. On the local level, "attributable" interests may currently be held in up to eight radio stations in the largest markets, based on the total number of radio stations in the market. Although the FCC did not alter the local radio ownership limits in its June 2003 decision, it did decide to use a different methodology for defining a radio market for purposes of determining compliance with these limits. Under the revised rule, the FCC will use markets defined by Arbitron, the principal market research firm providing radio ratings survey data, instead of the complex case-by-case determination based on signal overlap that previously applied. This new methodology means that certain existing commonly owned station groups now exceed the current numerical limits. The Third Circuit upheld the FCC's adoption of the new methodology for defining radio markets, but remanded the FCC's decision to retain its existing numerical limits, which do not consider the overall market share of co-owned stations. The FCC had announced in its June 2003 decision that combinations exceeding its limits under the new market definition would be "grandfathered," but could not be transferred intact, except to a qualified small business entity, a concept that the Third Circuit upheld. The FCC had said that it would process station sale applications pending at the time the new rules take effect under the revised market definition methodology. Following the lifting of the stay as to the local radio market rules, the FCC began to process applications under the new market definition in October 2004. The new rules also provide that any station subject to a joint sales agreement under which another radio station licensee in the same market brokers more than 15% of the brokered station's total weekly advertising time will be attributed to the licensee selling the advertising time as if that company held the license of such station(s).

      The FCC's action in response to the Third Circuit's remand notwithstanding, some or all of these changes could be superseded by Congressional action (such legislation has been introduced).

      Alien Ownership. Under the Communications Act, broadcast licenses may not be granted to non-U.S. citizens (including their representatives), foreign governments or their representatives, or non-U.S. companies (collectively, "non-U.S. Persons"); to any entity having more than 20% of its equity owned or voted by non-U.S. Persons; or to any entity whose parent company is more than 25% owned by non-U.S. Persons. The 25% provision may be waived, but waivers have been rare in the broadcast context.

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

      Programming and Operation. The Communications Act requires broadcasters to serve the public interest. All licensees must present programming that is responsive to community problems, needs and interests, and maintain certain records demonstrating such responsiveness. By Act of Congress, television licensees must also present programming specifically designed to educate and inform children, must limit the number of commercial minutes and comply with other restrictions on commercial practices during children's programming, and must maintain and file records demonstrating compliance with these requirements. The FCC also prohibits or restricts the broadcast of obscene, indecent or profane programming.

      Failure to observe FCC rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of renewals for less than the standard eight-year renewal term or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

      Digital Television Transition. The FCC has assigned each U.S. full power television station an additional 6 MHz of broadcast spectrum for the provision of a free digital video programming service. Broadcasters may utilize this spectrum to provide multiple video programming streams, and may also use some of the new spectrum for data transmission and other revenue-generating services, so long as such services do not detract from the free over-the-air program service. The broadcast licensee must pay the FCC 5% of any gross subscription and advertising revenues received from all ancillary or supplementary services. Univision's television stations have either timely commenced digital television, or DTV, operations pursuant to their FCC authorizations, or have received or requested extensions that would authorize their commencement of DTV operations at a future date. All broadcasters are required to operate exclusively in the digital mode and to surrender channels operating in analog mode no later than December 31, 2006, assuming that certain penetration levels pertaining to the transmission and reception of DTV signals have been achieved in each individual market by that date. Although Congress has required the FCC to extend this deadline on a market-by-market basis if the requisite penetration levels have not been met by that time, and the FCC is currently considering precisely how to make that determination, Congress is now weighing other options for terminating analog broadcasting including the possible imposition of a "hard" deadline.

      The transition to digital television continues to require significant expenditures by licensees such as Univision, although the FCC has permitted lower-powered, and therefore less expensive, initial DTV facilities to be constructed. Moreover, although the FCC has attempted to assign DTV channels and power levels that will reasonably replicate each licensee's current coverage area (and thus its audience reach levels), there is no assurance that such replication will be fully achieved for any or all of the Univision television stations. In addition, the FCC recently reaffirmed that cable television systems are not obligated to retransmit both digital and analog television broadcast signals during the period when television licensees must transmit in both modes, and that in the post-transition period, cable television systems will not be required to carry more than the primary video signal of each DTV station. Moreover, DTV receivers have not been widely purchased by consumers, and issues of cable compatibility, mandatory inclusion of DTV tuners in TV sets, control over navigational devices, and copy protection (digital rights management) have also delayed the deployment of DTV. In addition, uncertainty surrounds the analog termination date. For all these reasons, it is unclear whether, or when, audience levels for DTV broadcasts will equal current levels for analog television broadcasting.

      Cable Carriage. Most U.S. residents view television broadcast signals by means of cable television retransmissions of these signals. Cable television systems must devote up to one-third of their available channels to the carriage of local commercial television stations, and Univision has stated that its full power television stations rely on these "must-carry" rights to obtain cable carriage. Must-carry rights are not absolute, however, and the mere election of "must-carry" status may not secure carriage in every circumstance. As noted above, the FCC recently determined that cable systems will be required to carry only a single digital program stream per broadcast station and will not be compelled to carry both digital and analog channels.

      Direct Broadcast Satellite Carriage. The Satellite Home Viewer Improvement Act of 1999, as amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004, contemplates mandatory carriage of all local television stations by a direct broadcast satellite, or DBS, carrier in any market in which that carrier chooses to provide one or more local signals pursuant to the statutory copyright license and, by mid-2006, all such local stations must be accessible by subscribers through a single receiving antenna. Currently, two DBS carriers provide such local service in more than 90 of the largest markets, including most Univision markets. Univision has stated that it intends to obtain DBS carriage for each of its eligible stations.

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

      RADIO

      The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2004, the expiration dates of our radio concessions ranged from 2008 to 2016. See " -- Television," " -- Radio -- Radio Stations" and "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions; Proposed Revisions to the Ley Federal de Radio y Television, or Radio and Television Law, if Adopted, Could Adversely Impact Our Results of Operations."

      CABLE TELEVISION

      Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevision's previous cable television concession expired in August 1999. On September 23, 1999, Cablevision obtained a telecommunications concession from the SCT, which expires in 2029, and a concession to transmit the over-the-air UHF restricted television channel 46, which expires in 2010. Pursuant to its public telecommunications concession, Cablevision can provide cable television, limited audio transmission services, specifically music programming, bidirectional Internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. The scope of Cablevision's public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:

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

      Cable television operators, including Cablevision, are subject to the Telecommunications Law and, since February 2000, have been subject to the Reglamento del Servicio de Television y Audio Restringidos, or Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks which, in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Federal Television and Radio Law and the Reglamento de la Ley Federal de Radio y Television y de la Industria Cinematografica, or the Federal Television, Radio and Film Industry Regulations.

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

      SATELLITE COMMUNICATIONS

      Mexican Regulation of DTH Satellite Services. Concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites on May 24, 1996. On November 27, 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the PAS-9 satellite system, a foreign-owned satellite system.

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

      Non-Mexican investors may currently own up to 49% of full voting equity of DTH satellite system concessionaires; provided that Mexican investors maintain control of the operation. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms such as the CPO trust.

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

      MEXICAN ANTITRUST LAW

      Mexico's federal antitrust law, or Ley Federal de Competencia Economica, and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Economica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions. In addition, the federal antitrust law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant transactions, such as joint ventures. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures."

SIGNIFICANT SUBSIDIARIES, ETC.

      The table below sets forth our significant subsidiaries and Innova, a variable interest entity, as of December 31, 2004.

                                                              JURISDICTION OF
                                                              ORGANIZATION OR
NAME OF SIGNIFICANT SUBSIDIARY                                 INCORPORATION     PERCENTAGE OWNERSHIP(1)
-------------------------------------------------------       ---------------    -----------------------
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)........           Mexico                100.0%
CVQ Espectaculos, S.A. de C.V.(2)(3)....................           Mexico                100.0%
Editora Factum, S.A. de C.V.(3)(4)......................           Mexico                100.0%
  Empresas Cablevision, S.A. de C.V.(3)(5)..............           Mexico                 51.0%
  Galavision DTH, S. de R.L. de C.V.(3)(6)..............           Mexico                100.0%
Editorial Televisa, S.A. de C.V.(3)(7)..................           Mexico                100.0%
Factum Mas, S.A. de C.V.(3)(8)..........................           Mexico                100.0%
  Sky DTH, S. de R.L. de C.V.(8)........................           Mexico                100.0%
  Innova, S. de R.L. de C.V. (Innova).(3)(9)............           Mexico                 60.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(10)......           Mexico                100.0%
Campus America, S.A. de C.V.(11)........................           Mexico                100.0%
     Television Holdings USA, LLC(11)...................           USA                   100.0%
Sistema Radiopolis, S.A. de C.V.(3)(12).................           Mexico                 50.0%
Telesistema Mexicano, S.A. de C.V.(13)..................           Mexico                100.0%
  G - Televisa - D, S.A. de C.V.(14)....................           Mexico                100.0%
  Televisa, S.A. de C.V.(15)............................           Mexico                100.0%
Television Independiente de Mexico, S.A. de  C.V.(13) ..           Mexico                100.0%

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

(9) Variable interest entity through which we conduct the operations of our Sky Mexico segment.

(10) Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11) One of two subsidiaries through which we own most of our equity interest in Univision.

(12) Direct subsidiary through which we conduct the operations of our Radio segment. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See "Operating and Financial Review and Prospects -- Results of Operations -- Radio" and "Operating and Financial Review and Prospects -- Results of Operations -- Minority Interest."

(13) One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14) Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(15) Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

PROPERTY, PLANT AND EQUIPMENT

      Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in two locations in Mexico City, 14 studios in San Angel and 10 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 35 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement which was renewed in 1993 for a term of 30 years and which may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.7 million square feet of space, of which over 3.2 million square feet are located in Mexico City and the surrounding areas, and approximately 1.4 million square feet are located outside of Mexico City and the surrounding areas.

      Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

      We also own or lease over a total of 481,349 square feet in properties in the U.S., Latin America and Spain in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the U.S., Latin America and Spain.

                                                            NUMBER OF
                        OPERATIONS                          PROPERTIES         LOCATION
------------------------------------------------------      ----------   ----------------------
TELEVISION AND NEWS ACTIVITIES
  Owned properties....................................          1        San Diego, California
  Leased properties...................................          4        Madrid, Spain
                                                                         San Diego, California
                                                                         Miami, Florida
PUBLISHING ACTIVITIES
  Owned properties....................................          1        Miami, Florida
  Leased properties...................................          4        Beverly Hills,
                                                                         California
                                                                         Miami, Florida
                                                                         New York, New York
                                                                         San Juan, Puerto Rico
PUBLISHING DISTRIBUTION AND OTHER ACTIVITIES
  Owned properties....................................          8        Alicante, Colombia
                                                                         Guayaquil, Ecuador
                                                                         Quito, Ecuador
                                                                         Buenos Aires, Argentina
  Leased properties*..................................         16        Quito, Ecuador
                                                                         Cali, Colombia
                                                                         Bogota, Colombia
                                                                         Medellin, Colombia
                                                                         Lima, Peru
                                                                         Buenos Aires, Argentina
                                                                         Panama, Panama
                                                                         Chacao, Venezuela
                                                                         Santiago, Chile

----------
* Not including a network of 45 newsstands and point-of-sale arrangements.

      Satellites. We currently use transponder capacity on four satellites:
Satmex V, which reaches Mexico, the U.S., Latin America, except Brazil, and the Caribbean; PAS-3R, which reaches North America, Western Europe, Latin America and the Caribbean; Solidaridad II, which reaches Mexico; and Galaxy IVR, which reaches Mexico, the U.S. and Canada. According to published reports, Galaxy IVR has experienced irreparable damage and its period of operation is expected to last until approximately February 2007. A new replacement for the Galaxy IVR, Galaxy 17, will be launched in the third quarter of 2006, initiating its operations in the fourth quarter 2006. Sky, our DTH satellite joint venture in Mexico, uses transponder capacity from PAS-9. PAS-9 provides coverage of Central America, Mexico, the Southern U.S. and the Caribbean. The PAS-9 satellite is currently functioning and its period of operation is expected to last 15 years. We do not have a replacement plan for PAS-9. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 12 to our year-end financial statements.

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

      PanAmSat and DIRECTV announced the completion of the sale of PanAmSat on August 20, 2004, to affiliates of Kohlberg, Kravis, Roberts & Co. L.P., The Carlyle Group and Providence Equity Partners, Inc. To date, the sale has had no material effect on our relationship with PanAmSat, although we cannot predict our future relationship with PanAmSat.

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

                       PREPARATION OF FINANCIAL STATEMENTS

      Our year-end financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 26 to our year-end financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2004. Note 26 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders' equity. Note 26 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.

                              RESULTS OF OPERATIONS

      The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

                                                          YEAR ENDED
                                                      DECEMBER 31,(1)(2)
                                             -----------------------------------
                                              2002           2003          2004
                                             -----          -----          ----
SEGMENT NET SALES
Television Broadcasting..............         64.0%          64.4%          56.9%
Pay Television Networks...............         2.8            2.9            2.7
Programming Exports...................         6.4            6.8            6.4
Publishing............................         7.7            7.5            7.0
Publishing Distribution...............         6.1            7.5            5.2
Sky Mexico(3).........................           -              -           12.1
Cable Television......................         5.1            4.1            3.7
Radio.................................         0.8            1.1            1.0
Other Businesses......................         7.1            5.7            5.0
                                             -----          -----          -----
  Total Segment Net Sales.............       100.0%         100.0%         100.0%
Intersegment Operations...............        (1.7)          (1.3)          (2.4)
                                             -----          -----          -----
  Total Consolidated Net Sales........        98.3%          98.7%          97.6%
                                             =====          =====          =====

                                                                      YEAR ENDED
                                                                   DECEMBER 31,(1)
                                                            ------------------------------
                                                             2002       2003         2004
                                                            -----      -----         -----
TOTAL NET SALES
Cost of sales................................                57.6%      54.7%         50.6%
Selling expenses.............................                 7.8        7.2           7.5
Administrative expenses......................                 6.3        6.0           5.6
Operating income before depreciation and
  amortization...............................                28.3       32.1          36.3
                                                            -----      -----         -----
  Total......................................               100.0%     100.0%        100.0%
                                                            =====      =====         =====

----------

(1) Certain segment data set forth in these tables may vary from certain data set forth in our year-end consolidated financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 25 to our year-end financial statements.

(2) Percentages for 2002 have been reclassified to reflect the classification of the results of our Music Recording segment as discontinued operations. See footnote (2) to the tables set forth under the caption " -- Summary of Business Segment Results," " -- Discontinued Operations" and Note 22 to our year-end financial statements.

(3) Effective April 1, 2004, we began consolidating Sky Mexico, according with the Financial Accounting Standard Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which is applicable under Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

SUMMARY OF BUSINESS SEGMENT RESULTS

      The following tables set forth the net sales and operating income (loss) before depreciation and amortization of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2002, 2003 and 2004. Information regarding our business segments and unallocated corporate expenses for 2002 was prepared in accordance with International Accounting Standard No. 14, "Segment Reporting" (IAS 14), which was applicable in that year to Mexican companies under Bulletin A-8. In 2003, we adopted the provisions of Bulletin B-5, "Financial Information by Segments" issued by the MIPA, which provisions are similar to those standards previously applied by us under IAS 14. These standards require us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with these standards, we currently classify our operations into nine business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Publishing Distribution, Sky Mexico, Cable Television, Radio and Other Businesses. In 2004, we changed the names of two of our segments -- "Programming for Pay Television" to "Pay Television Networks" and "Programming Licensing" to "Programming Exports" -- in order to make the descriptions more accurate. See Note 25 to our year-end financial statements. Results attributable to our music recording operations, which we sold to Univision in April 2002, have been classified as discontinued operations. See " -- Discontinued Operations" and Note 22 to our year-end financial statements. Our results for 2004 include Sky Mexico as a segment. Effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) in accordance with Mexican GAAP Bulletin A-8 "Supplementary Application of International Accounting Standards." Before adopting FIN 46, we accounted for our investment in Sky Mexico by applying the equity method and recognized equity in losses in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky Mexico. See Note 1(g) to our year-end financial statements.

                                    YEAR ENDED DECEMBER 31,(1)(2)
                            -----------------------------------------------
                                2002               2003             2004
                            -------------      -----------      -----------
                            MILLIONS OF MEXICAN PESOS IN PURCHASING POWER
                                       AS OF DECEMBER 31, 2004
SEGMENT NET SALES
Television Broadcasting....   Ps.15,354.2      Ps.16,185.7      Ps.17,102.0
Pay Television Networks....         665.0            736.0            800.8
Programming Exports........       1,536.9          1,714.8          1,917.3
Publishing.................       1,840.9          1,880.6          2,093.4
Publishing Distribution....       1,469.7          1,868.4          1,574.0
Sky Mexico(3)..............            --               --          3,636.9
Cable Television...........       1,212.1          1,037.7          1,127.9
Radio......................         204.6            262.2            295.8
Other Businesses...........       1,694.0          1,431.9          1,497.5
                              -----------      -----------      -----------
  Total Segment Net Sales..      23,977.4         25,117.3         30,045.6
Intersegment Operations....        (397.2)          (331.0)          (731.3)
                              -----------      -----------      -----------
  Total Consolidated Net
     Sales.................   Ps.23,580.2      Ps.24,786.3      Ps.29,314.3
                              ===========      ===========      ===========

                                             YEAR ENDED DECEMBER 31,(1)(2)
                                     ---------------------------------------------
                                        2002             2003             2004
                                     -----------      ----------      ------------
                                     MILLIONS OF MEXICAN PESOS IN PURCHASING POWER
                                                AS OF DECEMBER 31, 2004
SEGMENT OPERATING INCOME (LOSS)
  BEFORE DEPRECIATION AND
  AMORTIZATION
Television Broadcasting.........     Ps.5,996.3       Ps.6,879.7      Ps.7,760.2
Pay Television Networks.........          113.0            162.3           298.5
Programming Exports.............          250.9            523.9           731.7
Publishing......................          296.5            364.1           424.7
Publishing Distribution.........           16.3              9.1           (25.4)
Sky Mexico(3)...................             --               --         1,338.5
Cable Television................          354.8            317.1           356.6
Radio...........................          (32.1)            23.7            31.7
Other Businesses................         (167.0)          (158.6)         (127.7)
                                     ----------       ----------     -----------
  Total Segment OIBDA...........        6,828.7          8,121.3        10,788.8
Corporate Expenses(4)...........         (156.9)          (157.1)         (156.0)
                                     ----------       ----------     -----------
  Total Consolidated OIBDA......     Ps.6,671.8       Ps.7,964.2     Ps.10,632.8
                                     ==========       ==========     ===========

----------------
(1) Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 25 to our year-end financial statements.

(2) Total segment net sales, total consolidated net sales, total segment operating income before depreciation and amortization and total consolidated operating income before depreciation and amortization do not reflect the results of operations of our Music Recording segment. We sold our music recording operations to Univision in April 2002. We no longer engage in the music recording business and under Mexican GAAP the results of our Music Recording segment have been classified as discontinued operations. See " -- Discontinued Operations" and Note 22 to our year-end financial statements.

(3) Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with the Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46), which is applicable under Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

(4) The segment operating income (loss) before depreciation and amortization, or OIBDA, and total segment operating income before depreciation and amortization data set forth in this annual report do not reflect corporate expenses in any period presented. Total consolidated operating income before depreciation and amortization reflects corporate expenses in all periods presented. See Note 25 to our year-end financial statements.

SEASONALITY

      Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2002, 2003 and 2004, we recognized 29.5%, 29.8%, and 28.7%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

           RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

TOTAL SEGMENT RESULTS

  NET SALES

      Our net sales increased by Ps.4,528.0 million, or 18.3%, to Ps.29,314.3 million for the year ended December 31, 2004 from Ps.24,786.3 million for the year ended December 31, 2003. This increase reflects the consolidation of Sky Mexico into our financial statements beginning in April 2004, as well as higher revenues in most of our businesses units. These increases were partially offset by a decrease in the revenues of the Publishing Distribution segment due to the change in the accounting treatment. See " -- Publishing Distribution" below for a description of this change in accounting treatment.

  COST OF SALES

      Cost of sales increased by Ps.1,275.7 million, or 9.4%, to Ps.14,833.8 million for the year ended December 31, 2004 from Ps.13,558.1 million for the year ended December 31, 2003. This increase principally reflects the consolidation of Sky Mexico beginning in April 2004, as well as increases in costs of sales in our Television Broadcasting, Publishing, Cable Television, Radio and Other Businesses segments. These increases were partially offset by lower costs in the Publishing Distribution segment as a result of the change in the accounting treatment and decreases in cost of sales in Pay Television Networks and Programming Exports segments.

  SELLING EXPENSES

      Selling expenses increased by Ps.420.2 million, or 23.6%, to Ps.2,201.0 million for the year ended December 31, 2004 from Ps.1,780.8 million for the year ended December 31, 2003. This increase principally was due to the consolidation of Sky Mexico, as well as higher selling expenses in our Publishing, Cable Television and Radio segments and increases in promotional and advertising expenses and personnel costs due to the restructuring of our sales force. These increases were partially offset by lower selling expenses in our Television Broadcasting, Pay Television Networks, Programming Exports, Publishing Distribution and Other Businesses segments.

  ADMINISTRATIVE EXPENSES

      Administrative expenses increased by Ps.163.5 million, or 11.0%, to Ps.1,646.7 million for the year ended December 31, 2004 from Ps.1,483.2 million for the year ended December 31, 2003. This increase reflects the consolidation of Sky Mexico, as well as increases in administrative expenses in our Television Broadcasting, Programming Exports, Publishing, Publishing Distribution and Cable Television segments. These increases were partially offset by a decrease in the administrative expenses in our Pay Television Networks, Radio and Other Businesses segments.

  OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      Operating income before depreciation and amortization increased by Ps.2,668.6 million, or 33.5%, to Ps.10,632.8 million for the year ended December 31, 2004 from Ps.7,964.2 million for the year ended December 31, 2003. This increase reflects the increase in our total net sales, partially offset by the increases in cost of sales and operating expenses.

      Excluding the effect of the consolidation of Sky Mexico and the change in accounting treatment of the Publishing Distribution segment on our operating results for the year ended December 31, 2004, our net sales would have increased by approximately 5.8% and our operating income before depreciation and amortization would have increased by approximately 11.6%.

  TELEVISION BROADCASTING

      Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.7% in 2004, 13.2% in 2003 and 12.5% in 2002. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these periods.

  ADVERTISING RATES AND SALES

      We sell commercial time in three ways: advanced payment, upfront and scatter basis. Advertisers that elect the advanced payment or upfront options lock in prices for the upcoming year or quarter, regardless of future price changes. Advertisers that choose the advanced payment option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Upfront advertisers make commitments for a year or a quarter, without making advance payments, and have second priority in scheduling commercial time during regular and special programs. Scatter advertisers, or advertisers who choose not to make advance or upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We offer guarantees to advanced payment and upfront advertisers based on the growth of their annual commitment. The largest portion of our sales force incentive compensation ties bonuses to total year-end results.

      The Mexican government does not restrict our ability to set our advertising rates. In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales. We have historically been flexible in setting rates and terms for our television advertising. Nominal rate increases have traditionally been much higher in prime time and weekday prime time hours as a result of high demand for advertising during these hours. During 2002, 2003, 2004 and the three months ended March 31, 2005, we increased our nominal advertising rates on a quarterly basis, and we intend to continue to increase our nominal advertising rates on a quarterly basis throughout 2005. During prime time broadcasts, we sold an aggregate of 1,587 hours of advertising time in 2004, 1,660 hours of advertising time in 2003, and 1,336 hours of advertising time in 2002. During sign-on to sign-off hours, we sold 3,357 hours of advertising time in 2004, 3,491 hours of advertising time in 2003, and 2,555 hours of advertising time in 2002. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal requirement to make broadcast time available to the Mexican government and to promote our programs, services and products and entities in which we have made investments.

  Net Sales

      Television Broadcasting net sales increased by Ps.916.3 million, or 5.7%, to Ps.17,102.0 million for the year ended December 31, 2004 from Ps.16,185.7 million for the year ended December 31, 2003. This increase is mainly attributable to the broadcast of the Olympic Games and other major sporting events and an increase of 9.8% in local sales driven mainly by Channel 4TV. Excluding the non-recurring revenues related to the political advertising campaigns in 2003, Television Broadcasting net sales would have increased 10.4%.

  Operating Income before Depreciation and Amortization

      Television Broadcasting operating income before depreciation and amortization increased by Ps.880.5 million, or 12.8%, to Ps.7,760.2 million for the year ended December 31, 2004 from Ps.6,879.7 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales and a marginal decrease in operating expenses. Cost of sales had a marginal increase in 2004 as compared to 2003 as a result of the incurrence of non-recurring costs related to sporting events, including charges related to transmission rights for the Olympic Games.

  PAY TELEVISION NETWORKS

      Pay Television Networks net sales are derived primarily from revenues received in exchange for providing programming to pay television providers servicing the U.S., Europe and Latin America, including other cable systems in Mexico and the DTH satellite joint ventures in which we have interests. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico are also reflected in this segment. Pay Television Networks sell advertising independently from our other media-related segments on a scatter basis.

  Net Sales

      Pay Television Networks net sales increased by Ps.64.8 million, or 8.8%, to Ps.800.8 million for the year ended December 31, 2004 from Ps.736.0 million for the year ended December 31, 2003. This increase was primarily due to higher advertising revenues and revenues from programs sold to pay television providers in Mexico, as well as higher revenues from programs sold to pay television providers in Latin America. These increases were partially offset by lower revenues from programs sold to pay television providers in Spain.

  Operating Income before Depreciation and Amortization

      Pay Television Networks operating income before depreciation and amortization increased by Ps.136.2 million, or 83.9%, to Ps.298.5 million for the year ended December 31, 2004, from Ps.162.3 million for the year ended December 31, 2003. This increase was primarily due to higher sales, a decrease in cost of sales due to lower signal and programming costs and lower operating expenses. Operating expenses decreased primarily due to a decrease in commissions and the provision for doubtful trade accounts.

  PROGRAMMING EXPORTS

      Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas, our variety programs and programming produced by third parties. Approximately 63.5% in 2004, 65.6% in 2003 and 55.3% in 2002 of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2004, 2003 and 2002, we received U.S.$105.0 million, U.S.$96.1 million, and U.S.$77.7 million, respectively, in program royalties from Univision, related to the Univision and Galavision networks. In 2003, we gained the right to receive from Univision an additional 12% in royalties from the net time sales of the TeleFutura network, subject to certain adjustments. See "Information on the Company -- Business Overview -- Univision." We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries.

  Net Sales

      Programming Exports net sales increased by Ps.202.5 million, or 11.8%, to Ps.1,917.3 million for the year ended December 31, 2004 from Ps.1,714.8 million for the year ended December 31, 2003. This increase was primarily due to higher royalties paid to us under our program license agreement with Univision, as well as an increase in export sales to Latin America. We received U.S.$105.0 million in royalties from Univision for the year ended December 31, 2004, as compared to U.S.$96.1 million for the year ended December 31, 2003. The increase in Programming Export net sales was partially offset by lower export sales to Europe, Asia and Africa.

  Operating Income before Depreciation and Amortization

      Programming Exports operating income before depreciation and amortization increased by Ps.207.8 million, or 39.7%, to Ps.731.7 million for the year ended December 31, 2004 from Ps.523.9 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales, as well as a marginal decrease in cost of sales and operating expenses due to lower provision for doubtful trade accounts. The impact of these changes was partially offset by an increase in commissions, personnel costs and costs related to consulting services.

  PUBLISHING

      Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.

  Net Sales

      Publishing net sales increased by Ps.212.8 million, or 11.3%, to Ps.2,093.4 million for the year ended December 31, 2004 from Ps.1,880.6 million for the year ended December 31, 2003. This increase was primarily due to an increase in advertising pages sold in Mexico and abroad and an increase in magazines sold abroad. These increases in revenue were partially offset by a negative translation effect on foreign-currency denominated sales.

  Operating Income before Depreciation and Amortization

      Publishing operating income before depreciation and amortization increased by Ps.60.6 million, or 16.6%, to Ps.424.7 million for the year ended December 31, 2004 from Ps.364.1 million for the year ended December 31, 2003. This increase primarily reflects the increase in net sales and was partially offset by increases (i) in cost of sales due to the increase in costs of supplies and
(ii) operating expenses attributable to higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.

  PUBLISHING DISTRIBUTION

      Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties. Of the total volume of magazines we distributed, approximately 65.4% in 2004, 63.7% in 2003 and 64.2% in 2002 were published by our Publishing segment.

      In the past, the agreements with our publishers provided that we did not bear any risk on inventory transferred to our publishers. Due to certain amendments to the terms and conditions under such agreements affecting the risk of loss provisions, in October 2004, we changed the accounting treatment of our Publishing Distribution segment's sales and cost of goods sold. As a result of this change, we now recognize the difference between sales and cost of sales in the Publishing Distribution segment as net sales. This accounting change does not have any impact on operating results before depreciation and amortization.

  Net Sales

      Publishing Distribution net sales decreased by Ps.294.4 million, or 15.8%, to Ps.1,574.0 million for the year ended December 31, 2004 from Ps.1,868.4 million for the year ended December 31, 2003. This decrease was primarily attributable to the change in the accounting treatment of sales described above, which reduced net sales by Ps.510.2 million in the fourth quarter of 2004, as well as a decrease in the distribution of magazines published by third parties and sold in Mexico and a negative translation effect on foreign-currency denominated sales. These decreases were partially offset by higher sales of magazines published by our Publishing segment and higher sales of magazines published by third parties and sold abroad.

      On a pro forma basis, giving effect to the accounting change described above for 2003 and 2004, Publishing Distribution net sales increased by Ps.13.1 million, or 3.7%, to Ps.368.7 million for the year ended December 31, 2004 from Ps.355.6 million for the year ended December 31, 2003.

  Operating Result before Depreciation and Amortization

      Publishing Distribution operating income before depreciation and amortization decreased by Ps.34.5 million, to a loss of Ps.25.4 million for the year ended December 31, 2004 from income of Ps.9.1 million for the year ended December 31, 2003. This decrease primarily reflects the decrease in net sales and higher operating expenses related to the distribution of magazines. The impact of these changes was partially offset by a decrease in cost of sales associated with the decrease in volume of magazines sold.

  SKY MEXICO

      Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements due to our adoption of the guidelines of the Financial Accounting Standard Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) in accordance with Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

  Net Sales

      On a pro forma basis, giving effect to the consolidation of Sky Mexico as if it occurred on January 1, 2003, Sky Mexico net sales increased by Ps.749.9 million, or 18.7%, to Ps.4,769.0 million for the year ended December 31, 2004 from Ps.4,019.1 million for the year ended December 31, 2003. This increase was primarily due to a 17.0% increase in its subscriber base, which as of December 31, 2004 reached 1,002,500 gross active subscribers (including 60,700 commercial subscribers) compared to 856,600 gross active subscribers (including 48,500 commercial subscribers) as of December 31, 2003.

  Operating Income before Depreciation and Amortization

      Sky Mexico operating income before depreciation and amortization increased by Ps.486.0 million, or 38.8%, to Ps.1,739.4 million for the year ended December 31, 2004 from Ps.1,253.4 million for the year ended December 31, 2003. This increase was due to the increase in net sales, partially offset by (i) higher programming and activations costs and (ii) an increase in operating expenses due to more free special events offered to subscribers, higher commissions and promotion expenses and higher call center costs.

  CABLE TELEVISION

      Cable Television net sales are derived from Cable Television services and advertising sales. Net sales for Cable Television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees. Net sales for Cable Television advertising consist of revenues from the sale of local and national advertising on Cablevision. Our Cable Television segment sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

  Net Sales

      Cable Television net sales increased by Ps.90.2 million, or 8.7%, to Ps.1,127.9 million for the year ended December 31, 2004 from Ps.1,037.7 million for the year ended December 31, 2003. This increase is attributable to the elimination of the excise tax on telecommunication services, as well as higher revenues from advertising, broadband services and subscription fees. The impact of these changes was partially offset by a 2.6% decrease in the subscriber base during 2004 to 355,000, of which more than 123,000 were digital subscribers at December 31, 2004, from a subscriber base of 364,400, of which approximately 60,300 were digital subscribers, at December 31, 2003.

  Operating Income before Depreciation and Amortization

      Cable Television operating income before depreciation and amortization increased by Ps.39.5 million, or 12.5%, to Ps.356.6 million for the year ended December 31, 2004 from Ps.317.1 million for the year ended December 31, 2003. This increase primarily reflects the increase in net sales, partially offset by an increase in (i) call center and personnel costs and (ii) advertising expenses.

  RADIO

      Radio net sales consist of advertising sold on our radio stations. Our Radio segment sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.

  Net Sales

      Radio net sales increased by Ps.33.6 million, or 12.8%, to Ps.295.8 million for the year ended December 31, 2004 from Ps.262.2 million for the year ended December 31, 2003. This increase primarily reflects an increase in advertising time sold especially in newscasts and sporting events programs.

  Operating Income before Depreciation and Amortization

      Radio operating income before depreciation and amortization increased by Ps.8.0 million, or 33.8%, to Ps.31.7 million for the year ended December 31, 2004 from Ps.23.7 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales, partially offset by increases in
(i) cost of sales related to the transmission of soccer games and programming costs, (ii) operating expenses due to higher commissions paid and (iii) the provision for doubtful trade accounts.

  OTHER BUSINESSES

      Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, subscriber fees for nationwide paging services until October 2004, the distribution of feature films, revenues from dubbing services until November 2003, and revenues from our internet businesses, which includes revenues from advertisers for advertising space on EsMas.com, and revenues related to our SMS messaging service. In the fourth quarter of 2004 we reached an agreement to sell our nationwide paging business and we completed sale in the first quarter of 2005.

  Net Sales

      Other Businesses net sales increased by Ps.65.6 million, or 4.6%, to Ps.1,497.5 million for the year ended December 31, 2004 from Ps.1,431.9 million for the year ended December 31, 2003. This increase was primarily due to higher revenues from our feature films distribution and internet businesses. These increases in revenues were partially offset by lower revenues related to our sport events production, nationwide paging and dubbing businesses.

  Operating Loss before Depreciation and Amortization

    Other Businesses operating loss before depreciation and amortization decreased by Ps.30.9 million, or 19.5%, to Ps.127.7 million for the year ended December 31, 2004 from Ps.158.6 million for the year ended December 31, 2003. This decrease reflects the increase in net sales and a decrease in operating expenses in our internet, nationwide paging and dubbing businesses. The impact of these changes was partially offset by an increase in cost of sales in the feature films distribution and sports events production businesses.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization expense increased by Ps.470.6 million, or 29.3%, to Ps.2,075.0 million for the year ended December 31, 2004 from Ps.1,604.4 million for the year ended December 31, 2003. This increase primarily reflects the depreciation expense of Sky Mexico and increases in the depreciation and amortization expenses related to our Television Broadcasting and Cable Television segments. The impact of these changes was partially offset by a decrease in amortization of deferred costs of EsMas.com.

NON OPERATING RESULTS

INTEGRAL COST OF FINANCING

      Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican GAAP, integral cost of financing reflects:

      -     interest income;

      - interest expense, including the restatement of our UDI-denominated notes, as described under " -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and " -- Liquidity, Foreign Exchange and Capital Resources -- Interest Expense";

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

      The expenses attributable to integral cost of financing increased by Ps.869.8 million, or 134.6%, to Ps.1,516.2 million for the year ended December 31, 2004 from Ps.646.4 million for the year ended December 31, 2003. This increase reflected:

      - a Ps.648.2 million increase in interest expense, primarily as a result of an increase in the average amount of debt, resulting from the consolidation of Sky Mexico's debt beginning in the second quarter of 2004;

      - a Ps.295.5 million loss resulting from a net foreign exchange loss in 2004 compared to a net foreign exchange gain in 2003, primarily in connection with a negative hedge effect in 2004 that arose from a 0.68% appreciation of the Mexican Peso against the U.S. Dollar during 2004. This compares to a favorable hedge effect in 2003, resulting from a 7.27% depreciation of the Mexican Peso against the U.S. Dollar during the year ended December 31, 2003; and

      - a Ps.27.1 million decrease in interest income, reflecting Sky Mexico's capitalization in September 2003 of all amounts due to us in connection with certain financing provided for this joint venture, which was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during 2004.

      These unfavorable variances were offset by a favorable Ps.101.0 million change resulting from a gain from monetary position compared to a loss from monetary position, primarily as a result of a higher net liability monetary position, as well as a higher inflation rate in 2004 (5.19%) compared with 2003 (3.98%).

RESTRUCTURING AND NON-RECURRING CHARGES

      Restructuring and non-recurring charges decreased by Ps.296.2 million, or 42.8%, to Ps.395.2 million for the year ended December 31, 2004 compared to Ps.691.4 million for the year ended December 31, 2003. This decrease primarily reflects certain non-recurring charges recognized by us in 2003 in connection with (i) the payment of salary benefits to union employees, (ii) a loss on the disposal of long-lived assets and associated costs related to the sale of our nationwide paging business and (iii) a reduction in restructuring charges in connection with work force reductions. Additionally, we recognized non-recurring charges in the third quarter of 2004 resulting from impairment adjustments made to the carrying value in our Publishing Distribution business.

      We have taken various steps to reduce our costs and expenses, including reducing the number of our full- and part-time employees. On a historical basis, on December 31, 2004 our total employee headcount was approximately 12,300, compared to approximately 12,300 at December 31, 2003 and approximately 12,600 at December 31, 2002. On a pro forma basis, giving effect to the consolidation of Innova, our total employee headcount would have been approximately 14,100 at December 31, 2004, approximately 14,200 at December 31, 2003 and approximately 14,400 at December 31, 2002. Other steps we have taken to reduce our costs and expenses include: consolidating our offices and facilities and shutting down or selling non-essential operations; relocating some of our U.S. magazine operations to Mexico to reduce printing costs; downsizing non-essential post-production studios; eliminating some of our underperforming programming; reducing real estate rental, promotional and employee travel expenses, charitable donations and amenities; and reducing overtime payments.

      We intend to continue to implement these cost-cutting initiatives throughout 2005, as well as introduce new initiatives, such as a performance-based compensation policy for executives (see "Directors, Senior Management and Employees -- Stock Purchase Plan" and "Directors, Senior Management and Employees -- Long Term Retention Plan"), and increasing employee awareness of our cost containment programs.

OTHER EXPENSE, NET

      Other expense, net decreased by Ps.56.5 million, or 9.9%, to Ps.515.0 million for the year ended December 31, 2004 as compared to Ps.571.5 million for the year ended December 31, 2003. This decrease primarily reflects: a reduction in the amortization of goodwill as we ceased amortizing this intangible asset beginning January 1, 2004 with the adoption of Mexican GAAP Bulletin B-7 related to business acquisitions, as well as a reduction in the loss on disposition of fixed assets. These decreases were partially offset by a loss on disposition of our 30% interest in a television programming production company in Spain in the second quarter of 2004 compared to a gain on disposition of our remaining minority interest in a DTH venture in Spain during the third quarter of 2003.

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

      Income tax increased by Ps.419.5 million, or 55.4%, to Ps.1,176.3 million for the year ended December 31, 2004 from Ps.756.8 million for the year ended December 31, 2003. This increase primarily reflects a higher income tax base in 2004. Our effective income tax rate was 19% for the year ended December 31, 2004 as compared to 17% for the year ended December 31, 2003.

      We are authorized by the Mexican tax authorities to compute our income tax and assets tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 60% of their share ownership in such subsidiaries for periods ended on or before December 31, 2004. Effective January 1, 2005, such percentage increased to 100%.

      We and our subsidiaries are also subject to an assets tax, at a tax rate of 1.8% on the adjusted book value of some of our assets. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries. The assets tax is computed on a fully consolidated basis.

      The Mexican corporate income tax rate in 2002, 2003 and 2004 was 35%, 34% and 33%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2005 will be 30%, and will be reduced annually by 1% until it reaches 28% in 2007. Consequently, the effect of this gradual decrease in the income tax rate reduced our deferred income tax liability in 2002, 2003 and 2004.

EQUITY IN RESULTS OF AFFILIATES

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

      Equity in income of affiliates increased by Ps.585.2 million to equity in income of affiliates of Ps.615.0 million for the year ended December 31, 2004 compared to Ps.29.8 million for the year ended December 31, 2003. This increase primarily reflects:

      - the reversal of previous reserves due to our release from our PAS 6B satellite transponder guarantee in connection with Sky Multi-Country Partners;

      - the absence of equity loss of Sky Mexico of approximately Ps.208.5 million;

      - a reduction in our equity loss of DTH TechCo Partners of Ps.115.9 million in 2004; and

      - an increase in our equity income relating to our investment in Univision.

MINORITY INTEREST

      Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky Mexico (since April 2004), Cable Television, Radio (since 2001) and nationwide paging (until the fourth quarter
2004) businesses.

      Minority interest increased by Ps.359.1 million to a charge of Ps.231.8 million for the year ended December 31, 2004 from a benefit of Ps.127.3 million for the year ended December 31, 2003. This increase primarily reflects the portion of net income attributable to the interest held by third parties in the Sky Mexico business beginning the second quarter of 2004.

NET INCOME

      We generated net income in the amount of Ps.4,316.7 million in 2004, as compared to net income of Ps.3,783.3 million in 2003. The net increase of Ps.533.4 million reflected:

      -     a Ps.2,198.0 million increase in operating income;

      - a Ps.296.2 million decrease in restructuring and non-recurring charges;

      -     a Ps.56.5 million decrease in other expense-net;

      -     a Ps.585.2 million increase in equity in earnings from affiliates;
            and

      -     a Ps.67.5 million decrease in loss from discontinued operations.

      This change was partially offset by a Ps.869.8 million increase in integral cost of financing, a Ps.419.5 million increase in income taxes, a Ps.1,021.6 million increase in cumulative loss effect of accounting change, and an increase of Ps.359.1 million in minority interest.

CAPITAL EXPENDITURES AND INVESTMENTS

      In the year ended December 31, 2004, we:

      - invested approximately U.S.$174.6 million in property, plant and equipment as capital expenditures, of which approximately U.S.$35.1 million and U.S.$57.6 million were related to our Cable Television and Sky Mexico segments, respectively;

      - we invested approximately U.S.$12.5 million in long term loans made to our Latin American DTH joint ventures; and

      - we contributed Ps.69.9 million (nominal) to fund our seniority premium obligations.

INDEBTEDNESS

      As of December 31, 2004, our consolidated long-term portion of debt amounted to Ps.18,943.8 million, including Ps.4,356.7 million from Sky Mexico, of which Ps.3,840.6 million is not guaranteed by the Company, and our consolidated current portion of debt was Ps.3,297.1 million, including Ps.981.0 million from Sky Mexico, which is not guaranteed by the Company. Additionally, as of December 31, 2004, Sky Mexico had long-term and current portions of a capital lease obligation totaling Ps.1,324.6 million and Ps.70.7 million, respectively. As of December 31, 2003, our consolidated long-term portion of debt amounted to Ps.15,467.5 million, and our consolidated current portion of debt was Ps.300.0 million.

           RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

TOTAL SEGMENT RESULTS

  NET SALES

      Our net sales increased by Ps.1,206.1 million, or 5.1%, to Ps.24,786.3 million for the year ended December 31, 2003 from Ps.23,580.2 million for the year ended December 31, 2002. This increase reflects higher revenues in our Television Broadcasting, Programming Exports, Pay Television Networks, Publishing, Publishing Distribution and Radio segments and was partially offset by lower net sales in our Cable Television and Other Businesses segments.

  COST OF SALES

      Cost of sales decreased by Ps.24.0 million, or 0.2%, to Ps.13,558.1 million for the year ended December 31, 2003 from Ps.13,582.1 million for the year ended December 31, 2002. This decrease reflects lower costs in our Television Broadcasting, Programming Exports, Publishing, Cable Television, Radio and Other Businesses segments. These decreases were partially offset by higher costs in our Publishing Distribution and Pay Television Networks segments.

  SELLING EXPENSES

      Selling expenses decreased by Ps.62.8 million, or 3.4%, to Ps.1,780.8 million for the year ended December 31, 2003 from Ps.1,843.6 million for the year ended December 31, 2002. This decrease reflects lower selling expenses in our Pay Television Networks, Programming Exports, Cable Television and Other Businesses segments. This decrease was partially offset by an increase in the selling expenses of our Television Broadcasting, Publishing, Publishing Distribution and Radio segments.

  ADMINISTRATIVE EXPENSES

      Administrative expenses increased by Ps.0.5 million, to Ps.1,483.2 million for the year ended December 31, 2003 from Ps.1,482.7 million for the year ended December 31, 2002. This marginal increase was primarily due to an increase in our Television Broadcasting, Pay Television Networks and Publishing Distribution segments and was partially offset by a decrease in the administrative expenses of our Programming Exports, Publishing, Cable Television, Radio and Other Businesses segments primarily by lower personnel costs as a result of workforce reductions and layoffs, as well as reductions in other office facilities expenses, in connection with our continued cost-cutting efforts.

  OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

      For the foregoing reasons, our operating income before depreciation and amortization increased by Ps.1,292.4 million, or 19.4%, to Ps.7,964.2 million for the year ended December 31, 2003 from Ps.6,671.8 million for the year ended December 31, 2002.

  TELEVISION BROADCASTING

  Net Sales

      Television Broadcasting net sales increased by Ps.831.5 million, or 5.4%, to Ps.16,185.7 million for the year ended December 31, 2003 from Ps.15,354.2 million for the year ended December 31, 2002. This increase is principally due to four factors: (i) the political advertising campaigns for the mid-term elections in Mexico during 2003; (ii) an increase of 11.5% in local sales, driven mainly by Channel 4TV; (iii) an increase in advertising time sold to existing clients; and (iv) the success of reality shows, primarily Big Brother. Excluding non-recurring revenues related to the political advertising campaigns in 2003 and the transmission of the Soccer World Cup in 2002, Television Broadcasting net sales would have increased by Ps.527.0 million, or 3.5% to Ps.15,483.6 million for the year ended December 31, 2003 from Ps.14,956.6 million for the year ended December 31, 2002.

  Operating Income before Depreciation and Amortization

      Television Broadcasting operating income before depreciation and amortization increased by Ps.883.4 million, or 14.7%, to Ps.6,879.7 million for the year ended December 31, 2003 from Ps.5,996.3 million for the year ended December 31, 2002. This increase was primarily due to the increase in net sales and a decrease in cost of sales due to the transmission rights of the Soccer World Cup in 2002; partially offset by an increase in selling expenses due to higher commissions and promotional expenses. Excluding the results of the political advertising campaigns in 2003 and the transmission of the Soccer World Cup in 2002, Television Broadcasting operating income before depreciation and amortization would have increased by Ps.387.4 million, or 6.7%, to Ps.6,177.5 million for the year ended December 31, 2003 from Ps.5,790.1 million for the year ended December 31, 2002.

  PAY TELEVISION NETWORKS

  Net Sales

      Pay Television Networks net sales increased by Ps.71.0 million, or 10.7%, to Ps.736.0 million for the year ended December 31, 2003 from Ps.665.0 million for the year ended December 31, 2002. This increase was primarily due to an increase in the number of pay television subscribers which resulted in higher revenues from programming sold, and higher advertising sales in Mexico, partially offset by lower revenues from programming sold to pay television systems in Latin America (other than Mexico) and Spain.

  Operating Income before Depreciation and Amortization

      Pay Television Networks operating income before depreciation and amortization increased by Ps.49.3 million, or 43.7%, to Ps.162.3 million for the year ended December 31, 2003, from Ps.113.0 million for the year ended

December 31, 2002, primarily due to higher sales and lower operating expenses primarily due to lower commissions paid as a result of our new commission program. This increase was partially offset by higher costs of programming sold to third parties.

  PROGRAMMING EXPORTS

  Net Sales

      Programming Exports net sales increased by Ps.177.9 million, or 11.6%, to Ps.1,714.8 million for the year ended December 31, 2003 from Ps.1,536.9 million for the year ended December 31, 2002. This increase was primarily due to higher royalties paid to us under the Program License Agreement entered into with Univision, as well as an increase by the translation effect on foreign-currency denominated sales. We received U.S.$96.1 million in royalties from Univision for the year ended December 31, 2003 as compared to U.S.$77.7 million for the year ended December 31, 2002. These increases were partially offset by lower export sales mainly to Latin America and Europe.

  Operating Income before Depreciation and Amortization

      Programming Exports operating income before depreciation and amortization increased by Ps.273.0 million, or 108.8%, to Ps.523.9 million for the year ended December 31, 2003 from Ps.250.9 million for the year ended December 31, 2002. This increase was primarily due to the increase in net sales, as well as a decrease in cost of sales and operating expenses due to lower provision for doubtful trade accounts.

  PUBLISHING

  Net Sales

      Publishing net sales increased by Ps.39.7 million, or 2.2%, to Ps.1,880.6 million for the year ended December 31, 2003 from Ps.1,840.9 million for the year ended December 31, 2002. This increase was primarily due to an increase in the revenues of magazines sold in Mexico due to an increase in average price, as well as an increase in the number of advertising pages sold in Mexico and abroad, and the positive translation effect on foreign-currency denominated sales. These increases were partially offset by lower circulation of magazines sold abroad.

  Operating Income before Depreciation and Amortization

      Publishing operating income before depreciation and amortization increased by Ps.67.6 million, or 22.8%, to Ps.364.1 million for the year ended December 31, 2003 from Ps.296.5 million for the year ended December 31, 2002. This increase primarily reflects the increase in net sales and a decrease in cost of sales, primarily due to reduced magazine returns in Mexico and a reduction in print runs of magazines in Mexico and abroad. This increase was partially offset by a marginal increase in operating expenses.

  PUBLISHING DISTRIBUTION

  Net Sales

      Publishing Distribution net sales increased by Ps.398.7 million, or 27.1%, to Ps.1,868.4 million for the year ended December 31, 2003 from Ps.1,469.7 million for the year ended December 31, 2002. This increase was attributable to an increase in distribution sales abroad, primarily due to revenues from operations in Chile which were acquired in May 2002; the translation effect on foreign-currency denominated sales; and the increase in distribution of magazines published by us and sold in Mexico. These increases were partially offset by lower sales of magazines published by third parties and sold in Mexico. Including the sales from the company acquired in Chile, from January to April 2002 on a pro forma basis as if we had acquired this business on January 1, 2002, Publishing Distribution net sales would have increased 8.5%.

  Operating Income before Depreciation and Amortization

      Publishing Distribution operating income before depreciation and amortization decreased by Ps.7.2 million, or 44.5%, to Ps.9.1 million for the year ended December 31, 2003 from Ps.16.3 million for the year ended December 31, 2002. This decrease primarily reflects higher cost of sales and operating expenses associated to the distribution company acquired in Chile and an increase in provision for doubtful trade accounts, partially offset by the increase in net sales. Including the operations in Chile, from January to April 2002, the Publishing Distribution operating income before depreciation and amortization would have decreased by Ps.13.9 million, or 60.6%, to Ps.9.1 million for the year ended December 31, 2003 from Ps.23.0 million for the year ended December 31, 2002.

  CABLE TELEVISION

  Net Sales

      Cable Television net sales decreased by Ps.174.4 million, or 14.4%, to Ps.1,037.7 million for the year ended December 31, 2003 from Ps.1,212.1 million for the year ended December 31, 2002. This decrease is attributable to the decrease in the subscriber base during 2003, to more than 364,400, of which more than 60,300 were digital subscribers, at December 31, 2003, from a subscriber base of approximately 412,400, of which approximately 65,000 were digital subscribers, at December 31, 2002, as well as a decrease in advertising sales. Cablevision began a process of gradually digitalizing its services last November 2003; the project is being implemented in stages over a period of up to two years.

  Operating Income before Depreciation and Amortization

      Cable Television operating income before depreciation and amortization decreased by Ps.37.7 million, or 10.6%, to Ps.317.1 million for the year ended December 31, 2003 from Ps.354.8 million for the year ended December 31, 2002. This decrease primarily reflects the decrease in net sales and was partially offset by a decrease in cost of sales and operating expenses.

  RADIO

  Net Sales

      Radio net sales increased by Ps.57.6 million, or 28.2%, to Ps.262.2 million for the year ended December 31, 2003 from Ps.204.6 million for the year ended December 31, 2002. This increase primarily reflects an increase in advertising time sold, principally in newscasts and sporting events programs.

  Operating Result before Depreciation and Amortization

      Radio operating result before depreciation and amortization increased by Ps.55.8 million, or 173.8%, to a gain of Ps.23.7 million for the year ended December 31, 2003 from a loss of Ps.32.1 million for the year ended December 31, 2002. This improvement was primarily due to the increase in net sales and lower cost of sales, partially offset by an increase in operating expenses.

  OTHER BUSINESSES

  Net Sales

      Other Businesses net sales decreased by Ps.262.1 million, or 15.5%, to Ps.1,431.9 million for the year ended December 31, 2003 from Ps.1,694.0 million for the year ended December 31, 2002. This decrease was primarily due to lower sales attributable to our nationwide paging, feature film distribution, dubbing until November 2003, and live entertainment businesses. This decrease was partially offset by higher sales related to sport events production and internet businesses.

  Operating Loss before Depreciation and Amortization

      Other Businesses operating loss before depreciation and amortization decreased by Ps.8.4 million, or 5.0%, to Ps.158.6 million for the year ended December 31, 2003 from Ps.167.0 million for the year ended December 31, 2002. This decrease reflects the decrease in cost of sales and operating expenses primarily related to our nationwide paging and live entertainment businesses, partially offset by lower net sales.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization expense increased by Ps.18.8 million, or 1.2%, to Ps.1,604.4 million for the year ended December 31, 2003 from Ps.1,585.6 million for the year ended December 31, 2002. This change primarily reflects increases in the depreciation and amortization expenses related to our internet business and to our Cable Television and Publishing Distribution segments.

INTEGRAL COST OF FINANCING

      Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican GAAP, integral cost of financing reflects:

      -     interest income;

      - interest expense, including the restatement of our UDI-denominated notes, as described under " -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and " -- Liquidity, Foreign Exchange and Capital Resources -- Interest Expense";

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

      The expense attributable to integral cost of financing decreased by Ps.24.0 million, or 3.6%, to Ps.646.4 million for the year ended December 31, 2003 from Ps.670.4 million for the year ended December 31, 2002. This decrease reflects:

      - a Ps.349.2 million decrease in net foreign exchange loss, primarily due to the 7.3% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2003 versus a 14.0% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2002;

      - a Ps.38.7 million increase in interest income, primarily as a result of a higher average amount of temporary investments maintained during the year ended December 31, 2003 as compared to the year ended December 31, 2002, which was partially offset by a reduction of interest rates during the year ended December 31, 2003 as compared to the year ended December 31, 2002, and a decrease in interest income from Innova for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as a result of Innova's capitalization in September 2003 of Ps.2.7 billion, comprising all of the amounts due then to us by Innova in connection with long-term loans provided by us;

      - a Ps.52.5 million decrease in interest expense, primarily related to our UDI-denominated debt, due to lower inflation during the year ended December 31, 2003 (3.98%) as compared to the year ended December 31, 2002 (5.70%), as well as an increase in the net gain on interest rate swap contracts outstanding in the year ended December 31, 2003 as compared to the year ended December 31, 2002;

      - a Ps.376.4 million decrease in the favorable hedge effect of the foreign exchange loss incurred in the year ended December 31, 2003, as compared to the year ended December 31, 2002, in connection with our U.S.$600.0 million long-term debt securities maturing in 2011 and 2032, which principal amount has been hedged by our net investment in Univision since March 2002; and

      - a Ps.40.0 million increase in loss from monetary position primarily as a result of a higher net asset monetary position during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

      Restructuring and non-recurring charges decreased by Ps.229.4 million, or 24.9%, to Ps.691.4 million for the year ended December 31, 2003 from Ps.920.8 million for the year ended December 31, 2002. This decrease reflects:

      - a Ps.355.9 million non-recurring charge taken in the year ended December 31, 2002 in connection with the write-off of exclusive rights letters for soccer players;

      - a Ps.178.7 million non-recurring charge taken in the year ended December 31, 2002 related to the drawdown by DirecTV under a letter of credit posted by us in connection with certain arrangements between DirecTV and us to broadcast the 2002 Soccer World Cup; and

      - a reduction in restructuring charges in connection with workforce reductions in the year ended December 31, 2003 as compared to the year ended December 31, 2002.

      These decreases were partially offset by:

      - a Ps.299.0 million non-recurring charge taken in the year ended December 31, 2003, in connection with the payment of vested and unvested salary benefits to certain of our union employees, as a part of our continuing cost-cutting efforts; and

      - a Ps.173.1 million non-recurring charge taken in connection with an estimate for the disposal of certain long-lived assets and associated costs related to our nationwide paging business, based on the evaluation of the recoverability of the assets.

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

      In connection with our workforce reductions and other cost-cutting measures, we recorded non-recurring charges of Ps.219.2 million in 2003 and Ps.379.1 million in 2002, which consisted primarily of severance payments and other terminating charges.

OTHER EXPENSE, NET

      In 2003, other expense, net decreased by Ps.1,762.6 million, or 75.5%, to Ps.571.5 million for the year ended December 31, 2003, as compared to Ps.2,334.1 million for the year ended December 31, 2002. This decrease primarily reflects: a Ps.1,046.9 million decrease in the write-off of goodwill for the year ended December 31, 2003, as compared to the year ended December 31, 2002, as well as a gain of Ps.468.9 million on disposition of the remaining shares held by us in our former DTH venture in Spain for the year ended December 31, 2003. Other expense, net for the year ended December 31, 2003 primarily reflects non-cash charges in connection with the amortization of goodwill in the amount of Ps.484.6 million, the write-off of unamortized goodwill in the amount of Ps.119.9 million, a net gain in disposition of certain investments in the amount of Ps.415.9 million, as well as fees and expenses for professional services, donations and a net loss in disposition of certain non-current assets for an aggregate amount of Ps.447.8 million.

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

      The effective income and assets tax rate and employees' profit sharing decreased for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily reflecting the increased use of tax loss carryforwards in 2003 as compared to 2002, partially offset by an increase in consolidated assets tax, as a result of a higher assets tax base for the year ended December 31, 2003 as compared to the year ended December 31, 2002, and an increase in foreign income tax in 2003 as compared to 2002.

      In accordance with the Ley del Impuesto Sobre la Renta, or Mexican Income Tax Law, the corporate income tax of 35% in 2002 decreased to 34% in 2003. As a result, our deferred income tax liability decreased in 2003. We and our subsidiaries are also subject to an assets tax on the adjusted book value of some of our assets. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries.

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

      We, like other Mexican companies, are required by law to pay our employees, in addition to their agreed compensation and benefits, profit-sharing in an aggregate amount equal to 10% of our taxable income, calculated, on a subsidiary by subsidiary basis, on a statutory basis that differs from the calculation of taxable income under Mexican income tax law. We have also agreed to pay our employees a special bonus each year, which we record under cost of sales and operating expenses. In 2003 and 2002 our subsidiaries recognized little or no taxable income for purposes of calculating employees' profit-sharing, largely as a result of inflationary differentials and temporary differences of expensing inventory. We recorded Ps.33.5 million and Ps.76.2 million in 2003 and 2002, respectively, under cost of sales and operating expenses for special bonuses paid to our employees.

EQUITY IN LOSSES OF AFFILIATES

      During the periods presented, this line item primarily reflected:

      - our investments in DTH satellite services in Mexico and other countries throughout Latin America; and

      -     our investment in Univision.

      Equity in results of affiliates increased by Ps.1,294.0 million to a gain of Ps.29.8 million for the year ended December 31, 2003 from an equity loss of Ps.1,264.2 million for the year ended December 31, 2002. This increase primarily reflects a decrease in equity losses of Innova in the year ended December 31, 2003, as compared to the year ended December 31, 2002; a reduction in our liability position in Sky Multi-Country Partners, or MCOP, as a result of the reduction in the estimated remaining lease obligation due to a reduction in the estimated useful life of the satellite transponders being leased by MCOP and guaranteed by us; and equity income from our investment in Univision. This change was partially offset by an increase in equity losses in TechCo for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

      We expect that our DTH joint ventures will continue to experience substantial net losses and substantial negative cash flow over at least the next several years while they develop and expand their DTH satellite services. See "Information on the Company -- Business Overview -- DTH Joint Ventures" and Notes 5 and 10 to our year-end financial statements. As a result of certain changes in U.S. accounting standards and the adoption of such standards as permitted by Mexican GAAP, beginning April 1, 2004, we consolidated Innova into our financial statements. We have not consolidated, and do not expect to consolidate, any of our other DTH joint ventures into our financial statements.

      To the extent that we make additional funding to Innova and MCOP in excess of our net liability position, we will be required to recognize our equity in losses generated by Innova and MCOP up to the amount of any such excess under this line item. In addition, in the event that Innova or MCOP generates net income in the future, we will not be able to recognize our proportionate share of this net income unless we first recognize our proportionate share of any losses not previously recognized.

DISCONTINUED OPERATIONS

      In December 2001, we entered into an agreement to sell our music recording operations to Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP the results of our music recording segment through December 31, 2001 and from prior and subsequent periods have been classified as discontinued operations. As consideration for the sale of this business, we received 6,000,000 shares and 100,000 warrants, which expire in 2017, to purchase shares of Univision's common stock, which were recognized at their fair value as of the date of the agreement. As a result of this transaction, we recognized a gain on disposition of the music recording business of Ps.1,162.4 million, net of related costs, expenses and taxes in 2002 and additional net loss on disposition of this business of Ps.67.5 million in 2003, which were also reflected as discontinued operations in those years. As part of this transaction, we paid certain working capital adjustments to Univision in connection with an audit of the Music Recording business by Univision, which was resolved by the parties in August 2004. See Note 22 to our year-end financial statements.

MINORITY INTEREST

      Minority interest increased by Ps.52.0 million to a gain of Ps.127.3 million for the year ended December 31, 2003 from a gain of Ps.75.3 million for the year ended December 31, 2002. This increase primarily reflected a net loss of our nationwide paging business in 2003 as compared to a net income in 2002, partially offset by decreases in the net loss of our Cable Television and Radio segments for the year ended December 31, 2003, as compared to the year ended December 31, 2002. See Note 16 to our year-end financial statement.

NET INCOME

      We generated net income in the amount of Ps.3,783.3 million in 2003, as compared to net income of Ps.807.0 million in 2002. The net increase of Ps.2,976.3 million reflected:

      -     a Ps.1,273.6 million increase in operating income;

      -     a Ps.24.0 million decrease in integral cost of financing;

      - a Ps.229.4 million decrease in restructuring and non-recurring charges;

      -     a Ps.1,762.6 million decrease in other expense, net;

      -     a Ps.1,294.0 million decrease in equity in losses from affiliates;
            and

      -     a Ps.52.0 million increase in minority interest.

      This change was partially offset by a Ps.1,229.9 million decrease in income from discontinued operations, and a Ps.429.4 million increase in income taxes.

EFFECTS OF DEVALUATION AND INFLATION

      The following table sets forth, for the periods indicated:

      - the percentage that the Peso devalued or appreciated against the U.S. Dollar;

      -     the Mexican inflation rate;

      -     the U.S. inflation rate; and

      -     the percentage change in Mexican GDP compared to the prior period.

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                     -----------------------
                                                                                               2002             2003        2004
                                                                                               ----             ----        ----
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar(1).......        14.0%             7.3%       (0.7)%
Mexican inflation rate(2)..............................................................         5.7              4.0         5.2
U.S. inflation rate....................................................................         2.4              1.9         3.3
Increase in Mexican GDP(3).............................................................         0.8              1.4         4.4

----------
(1) Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.9.178 per U.S. Dollar as of December 31, 2001; Ps.10.464 per U.S. Dollar as of December 31, 2002; Ps.11.225 per U.S. Dollar as of December 31, 2003; and Ps.11.149 per U.S. Dollar as of December 31, 2004.

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 97.4 in 2001; 102.9 in 2002;
      107.0 in 2003; and 112.5 in 2004.

(3) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI, and, in the case of GDP information for 2002, 2003 and 2004 as estimated by INEGI.

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

            - U.S. Dollar-denominated revenues and operating costs and expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the U.S., the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our U.S. Dollar-denominated revenues and operating costs and expenses for 2002, 2003 and 2004:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                      2002                 2003                 2004
                                                    --------             --------             --------
                                                                 (MILLIONS OF U.S. DOLLARS)
Revenues................................            U.S.$434             U.S.$414             U.S.$435
Operating costs and expenses............                 404                  417                  459

      In 2002, our U.S. Dollar-denominated revenues exceeded our U.S. Dollar-denominated costs and expenses, primarily due to the improvement of our Programming Exports and Publishing Distribution segments. However, in 2003 and 2004 our U.S. Dollar-denominated costs and expenses exceeded, and they could continue to exceed in the future, our U.S. Dollar-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.

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

      In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800 million. As a result of these refinancings, we reduced our exposure to the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates. See " -- Liquidity, Foreign Exchange and Capital Resources -- Refinancings," " -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" and Note 8 to our year-end financial statements.

      We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In that connection, effective March 2002, we designated our investment in Univision as an effective hedge against our U.S. Dollar-denominated semi-annual interest payments with respect to both our U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 and our U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico," "Quantitative and Qualitative Disclosures About Market Risk -- Market Risk Disclosures" and Note 10 to our year-end financial statements.

      Inflation under Mexican GAAP. Mexican GAAP requires that our financial statements recognize the effects of inflation. In particular, our financial statements reflect the:

      - restatement of Mexican non-monetary assets (other than transmission rights, inventories and equipment of non-Mexican origin), non-monetary liabilities and shareholders' equity using the NCPI; and

      -     restatement of all inventories at net replacement cost.

U.S. GAAP RECONCILIATION

      For a discussion of the principal quantitative and disclosure differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2004, see Note 26 to our year-end financial statements.

RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

      Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, "TOPIC 14:
Share-based payment" (SAB 107). SAB 107 addresses the interaction between SFAS 123(R) and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. We have not yet determined the method of adoption to be used and have not completed our evaluation of the effects of adopting SFAS 123R.

      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.

      In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143". FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We have not quantified the impact of adopting FIN 47, but we do not expect the adoption to have a material impact on our financial position or results of operations.

NEW MEXICAN ACCOUNTING STANDARDS

      In May 2004, the Mexican Institute of Public Accountants, or MIPA, issued Bulletin B-7, "Business Acquisitions," which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by a single method, the purchase method, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill should not be amortized, but rather tested for impairment at least on an annual basis. Bulletin B-7 also provides guidelines for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Adoption of Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. We adopted the provisions of Bulletin B-7 effective January 1, 2004, and therefore, we no longer amortize our goodwill effective that date. Before 2004, our goodwill was amortized over a period of 20 years. This change resulted in a favorable impact of approximately Ps.479.5 million in our financial statements for 2004.

      In April 2004, the MIPA issued Bulletin C-10, "Derivative Financial Instruments and Hedge Operations." Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative's fair value be recognized in current earnings unless specific hedge accounting criteria is met, in which case such changes will be recognized in current earnings or stockholders' equity (as accumulated other comprehensive income or loss), depending on the intended use of the derivative and the resulting designation. Bulletin C-10 requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005. The adoption of Bulletin C-10 in 2005 did not have a material effect on our consolidated financial statements.

      Effective April 1, 2004, we adopted the guidelines of FIN 46, and identified Innova as a variable interest entity under the guidance of FIN 46, which is described under "New U.S. Accounting Standards" above, where we are the primary beneficiary of our investment in Innova. Adoption of FIN 46 is permitted under the scope of Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards." As a result of the adoption of FIN 46, on April 1, 2004 we began to consolidate the assets, liabilities and accumulated comprehensive losses of Innova into our consolidated financial statements, and expect to recognize a cumulative loss effect of accounting change of approximately Ps.1,021.6 million, net of a related minority interest, in our consolidated statement of income for the year ending December 31, 2004. Before adopting FIN 46, we accounted for our investment in Innova by applying the equity method, and recognized equity losses in excess of our investment in Innova up to the amount of the guarantees made by us in connection with certain capital lease obligations incurred by Innova.

      In April 2004, the MIPA issued Bulletin C-10, "Derivative Financial Instruments and Hedge Operations." This Statement, besides detailing recording valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. The adoption of Bulletin C-10 in 2005 is not expected to have a material effect on our consolidated financial statements.

      In March 2003, the MIPA issued Bulletin C-15, "Impairment and Disposition of Long-Lived Assets," which provides guidance for the recognition and measurement of the impairment of long-lived assets to be held and used, including goodwill, and the measurement of long-lived assets to be disposed of by sale. Bulletin C-15 became effective for periods beginning on January 1, 2004 and did not have a material effect on our consolidated financial statements since we were already applying an accounting policy for the valuation of our long-lived assets, similar to the requirements of the Bulletin C-15.

      In January 2004, the MIPA issued a revised Bulletin D-3 "Labor Obligations," effective January 1, 2005, which requires, among other amendments, that severance obligations to dismissed personnel, other than those arising from restructurings, be recognized based upon actuarial calculations. The transition provisions of Bulletin D-3 allow for companies to fully charge the amount of the initial liability to the income statement as a change in accounting principle or alternatively, amortize the amount on a straight-line basis over the expected future employee relationship period. In connection with this amendment, as of January 1, 2005, we recognized a severance liability of Ps.252,403 and a cumulative loss effect of accounting change in the amount of Ps.176,682, net of an income tax benefit of Ps.75,721 for the first quarter of 2005. Through December 31, 2004, severance obligations to dismissed personnel were charged by us to income in the year in which they were incurred.

CRITICAL ACCOUNTING POLICIES

      We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the accounting for programming, equity investments and the evaluation of definite lived and indefinite lived long-lived assets. For a full description of these and other accounting policies, see Note 1 and Note 26 to our year-end financial statements.

      Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the United States, Latin America (including Mexico), Asia and Europe. Under Mexican GAAP, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 2 to our year-end financial statements.

      We estimate expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including our consolidated subsidiaries and equity investees, among other outlets. To the extent that a given future expected benefit period is shorter than we estimate, we may have to write-off capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

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

      Equity Investments. Some of our investments are structured as equity investments. See Notes 1(g) and 2 to our year-end financial statements. As a result, under both Mexican and U.S. GAAP, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as equity in income (losses) of affiliates in our consolidated income statement. See Note 5 to our year-end financial statements.

      In the past we have made significant capital contributions and loans to our joint ventures, and we, in the future, may make additional capital contributions and loans to at least some of our joint ventures. In the past, these ventures have generated, and they may continue to generate operating losses and negative cash flows as they continue to build and expand their respective businesses. We also monitor the value of our investment in Univision for indicators of impairment, including changes in market conditions and quoted market prices which may result in the inability to recover our carrying value.

      We periodically evaluate our investments in these joint ventures for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures and subscriber growth, strategic plans and future required cash contributions, and quoted market prices in the case of Univision, among other factors. In doing so, we evaluate whether any declines in value are other than temporary. We have taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, we cannot assure you that our future evaluations would not result in our recognizing additional impairment charges for these investments.

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

      Goodwill and Other Indefinite-lived Intangible Assets. Under Mexican GAAP, goodwill and other indefinite-lived intangibles, such as television broadcast licenses were amortized on a straight-line basis over their estimated useful lives through December 31, 2004 and 2003, respectively. We ceased amortizing our goodwill and other indefinite-lived intangible assets, beginning January 1, 2004 and 2003, respectively. We assess our goodwill and other indefinite-lived intangible assets for impairment using fair value measurement techniques under Mexican GAAP, which is similar to U.S. GAAP in this regard except that Mexican GAAP does not require a two-step impairment evaluation process, but rather, a direct comparison of fair value to carrying value.

      The identification and measurement of impairment to goodwill and intangible assets with indefinite lives involves the estimation of fair values. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform valuation analyses with the assistance of third parties and consider relevant internal data, as well as other market information, that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Inherent in these estimates and assumptions is a certain level of risk, which we believe we have considered in our valuations. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles in addition to the amounts recognized previously.

      Long-lived Assets. Under both Mexican and U.S. GAAP, we present certain long-lived assets and capitalized costs other than goodwill and other indefinite-lived intangible assets in our consolidated balance sheet. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset is no longer recoverable from future discounted projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(j), 7 and 20 to our year-end financial statements. Unlike U.S. GAAP, Mexican GAAP allows the reversal in subsequent periods of previously taken impairment charges.

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

LIQUIDITY, FOREIGN EXCHANGE AND CAPITAL RESOURCES

      Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2004, December 31, 2003 and December 31, 2002 we had received Ps.13,615.3 million (nominal), Ps.12,354.9 million (nominal) and Ps.11,304.7 million (nominal), respectively, of advertising deposits for television advertising during 2005, 2004 and 2003, respectively, representing U.S.$1.2 billion, U.S.$1.1 billion, and U.S.$1.1 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2004 represented a 10.2% (nominal) increase, or 4.3% in real terms, as compared to year-end 2003, and the deposits at December 31, 2003 represented a 9.3% (nominal) increase or 5.1% in real terms as compared to year-end 2002. Approximately 60.9%, 62.0% and 62.6% of the advanced payment deposits as of each of December 31, 2004, December 31, 2003 and December 31, 2002, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2004, December 31, 2003 and December 31, 2002 was 3.5 months, 3.3 months and 3.5 months, respectively. See " -- Results of Operations -- Total Segment Results -- Television Broadcasting."

      We expect to fund our cash needs during 2005, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2005 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2005 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

      Cash Basis Income. Our cash basis income is defined in our Consolidated Statement of Changes in Financial Position in our year end financial statements as "net income adjusted for non-cash items." Non-cash items represent primarily depreciation and amortization, deferred income taxes and equity in results of affiliates, exclusive of changes in working capital. The Mexican Pesos amounts in this section are expressed in millions of Mexican Pesos in purchasing power as of December 31, 2004.

      In 2004, we generated positive cash basis income of Ps.7,999.6 million, as compared to a positive cash basis income of Ps.5,265.8 million during 2003. This change was due primarily to the following increases in cash basis income:

      -     a Ps.2,668.6 million increase in operating income;

      - a Ps.539.2 million decrease in restructuring and non-recurring charges; and

      - a Ps.502.2 million decrease in income and assets taxes and employees' profit sharing.

      The increases in our cash basis income were partially offset by:

      - a Ps.838.1 million increase in integral cost of financing, which was due primarily to an increase in interest expense and foreign exchange loss; and

      -     a Ps.138.1 million increase in other expense, net.

      In 2003, we generated positive cash basis income of Ps.5,265.8 million, as compared to a positive cash basis income of Ps.3,512.3 million during 2002. This change was due primarily to the following increases in cash basis income:

      -     a Ps.1,292.4 million increase in operating income;

      -     a Ps.326.5 million decrease in other expense, net;

      - a Ps.229.4 million decrease in restructuring and non-recurring charges; and

      - a Ps.24.0 million decrease in integral cost of financing, which was due primarily to an increase in interest income and a decrease in interest expense.

      The increases in our cash basis income were partially offset by a Ps.118.8 million increase in income and assets taxes and employees' profit sharing.

      In 2002, we generated positive cash basis income of Ps.3,512.3 million, as compared to a positive cash basis income of Ps.4,154.1 million during 2001. This change was due primarily to the following decreases in cash basis income:

      -     a Ps.434.2 million increase in other expense, net;

      - a Ps.292.5 million increase in restructuring and non-recurring charges;

      - a Ps.192.6 million increase in integral cost of financing, which was due primarily to a decrease in interest income and an increase in interest expense; and

      - a Ps.167.0 million increase in income and assets taxes and employees' profit sharing.

      This change was partially offset by a Ps.444.5 million increase in operating income.

      Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.

      During 2005, we expect to:

      - make aggregate expenditures for property, plant and equipment of approximately U.S.$210.0 million, which amount includes capital expenditures in amount of U.S.$35.0 million for the expansion and improvements of our cable business and U.S.$115.0 million for the expansion and improvements of our DTH business, which is operated by Innova.

      During 2004, we:

      - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$174.6 million, which amount included capital expenditures in the amount of U.S.$35.1 million and U.S.$57.6 million related to our Cable Television and Sky Mexico segments, respectively;

      - invested an aggregate of U.S.$12.5 million in TechCo and MCOP in the form of long-term loans; and

      - contributed Ps.69.9 million (nominal) to fund our seniority premium obligations.

During 2003, we:

      - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$94.9 million, which amount included capital expenditures in the amount of U.S.$17.4 million for the expansion and improvement of our cable business;

      - invested an aggregate of U.S.$2.5 million in "TuTV," a 50% joint venture with Univision for distribution of our Spanish-speaking programming packages in the U.S.;

      - invested an amount of approximately U.S.$4.8 million in OCEN, the live entertainment company in which we hold a 40% stake;

      - invested an aggregate of U.S.$20.6 million in our Latin America DTH joint ventures in the form of long-terms loans. Innova did not require shareholder funding in 2003 or 2004; and

      - contributed Ps.36.1 million (nominal) to fund our seniority premium obligations.

      For a description of commitments we have made in connection with our joint venture with Endemol, see "Information on the Company -- Business Overview -- Television -- Programming."

      Refinancings. During 2000, we completed a refinancing of our indebtedness which included the repurchase of a majority of the aggregate principal amounts of our Series A Senior Notes due May 2003, Series B Senior Notes due May 2006 and Senior Discount Debentures due May 2008, and the amendments to the related indentures. After giving effect to the amendments to the related indentures, substantially all of the restrictive covenants and certain of the events of default were eliminated. In May 2001, we redeemed all of the remaining Senior Discount Debentures outstanding and terminated the related indenture. In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. See " -- Indebtedness" below and Note 9 to our year-end financial statements. For a description of the aggregate principal amount of Series B Senior Notes outstanding as of December 31, 2004, see " -- Indebtedness" below.

      In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011, which net proceeds and cash on hand were used to repay approximately U.S.$300.0 million of a U.S.$400.0 million term loan facility that we entered into with a group of banks in May 2000, which originally matured in 2004. In December 2001, we entered into a U.S.$100.0 million long-term loan facility, the proceeds of which were used to repay the remaining approximately U.S.$100.0 million of indebtedness then outstanding under our U.S.$400.0 million term loan facility, which was subsequently terminated. For a description of our 8% Senior Notes due 2011 and the U.S.$100.0 million long-term loan facility, see " -- Indebtedness" below.

      In connection with our acquisition of shares of preferred stock of Univision, as described under "Information on the Company -- Business Overview -- Univision," on December 21, 2001, we entered into a U.S.$276.0 million bridge loan facility. We borrowed U.S.$276.0 million in a single drawing on December 21, 2001. We used all of the net proceeds from this bridge loan facility, together with approximately U.S.$99.0 million of cash on hand, to finance our acquisition of shares of preferred stock of Univision. See "Information on the Company -- Business Overview -- Univision." We repaid all of the U.S.$276.0 million of indebtedness outstanding under this bridge loan facility with a substantial portion of the net proceeds from the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 in March 2002. For a description of our 8.5% Senior Notes due 2032, see " -- Indebtedness" below.

      In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement, see " -- Indebtedness" below.

      In October 2004, we entered into a seven-and-a-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. Net proceeds of this loan are intended to be used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount 8 5/8% Senior Notes due in August 2005.

      In March 2005, we issued U.S.$400 million aggregate principal amount of 6 5/8% Senior Notes due 2025. We applied the net proceeds from this issuance, as well as cash on hand, to fund our tender offers for any or all or our

U.S.$300 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. For a description of our 6 5/8% Senior Notes due 2025, see " -- Indebtedness" below.

      In May 2005, we reopened our 6 5/8% Senior Notes due 2025 for an additional U.S.$200 million for an aggregate principal amount of U.S.$600 million of 6 5/8% Senior Notes due 2025 outstanding.

      Indebtedness. The following table sets forth a description of our outstanding indebtedness as of December 31, 2004 on a historical, actual basis and as adjusted to reflect (a) the early redemption in January 2005 by Innova of U.S.$88 million of 12.875% Senior Notes due 2007 using a portion of the net proceeds from a bank loan from HSBC, which was incurred in December 2004, (b) the issuance of U.S.$400 million in aggregate principal amount of 6 5/8% Senior Notes due 2025 and the application of the net proceeds from this issuance, together with cash on hand, to fund our tender offers for any or all or our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007, (c) the prepayment of the Serfin loan in the aggregate principal amount of Ps.80 million in May 2005 and (d) the issuance of the U.S.$200 million aggregate principal amount of 6 5/8% Senior Notes due 2025 via a reopening of the note in May 2005, in each case, as if such transactions occurred on December 31, 2004. Information in following table is presented in millions of constant Mexican Pesos in purchasing power as of December 31, 2004:

                                                                                   DEBT OUTSTANDING(1)
                                                    -----------------------------------------------------------------------------
                                                          DECEMBER 31, 2004
                                                          -----------------
DESCRIPTION OF DEBT                                     ACTUAL      PRO FORMA
-------------------                                 (MILLIONS OF  (MILLIONS OF                                        MATURITY OF
                                                        PESOS)       PESOS)      INTEREST RATE (2)    DENOMINATION        DEBT
                                                    ------------   -----------   ----------------    -------------    -----------
CURRENT DEBT:

Notes Payable...................................    Ps.       22   Ps.      22              4.21%          Various         2005
8 5/8% Senior Notes due 2005(4)(5)...............          2,230         2,230             8.625%     U.S. Dollars         2005
Innova's 12 7/8% Senior Notes due 2007...........            981            --            12.875%     U.S. Dollars         2007
Serfin loan......................................             64            --    TIIE Rate +.30%    Mexican Pesos         2005
                                                    ------------   -----------
  Total Current Debt.............................          3,297         2,252
                                                    ============   ===========
LONG-TERM DEBT

Series B Senior Notes(3).........................   Ps.       60   Ps.      60            11.875%     U.S. Dollars         2006
8% Senior Notes(4)(6)............................          3,345           864               8.0%     U.S. Dollars         2011
8.5% Senior Notes(4)(7)..........................          3,345         3,345               8.5%     U.S. Dollars         2032
6 5/8% Senior Notes issued March 2005 (4)(8) ....             --         4,460             6.625%     U.S. Dollars         2025
6 5/8% Senior Notes issued May 2005 (4)(8)  .....             --         2,230             6.625%     U.S. Dollars         2025
Innova's HSBC Loan(14)...........................          1,012         1,012             10.55%    Mexican Pesos      2010 and
                                                                                                                           2011

Innova's 9 3/8% Senior Notes(9)..................          3,345         3,345             9.375%     U.S. Dollars         2013
UDI-denominated notes............................          3,839           914              8.15%      UDIs (Peso-         2007
                                                                                                          Indexed)

Banamex loan(10).................................          2,000         2,000             10.35%    Mexican Pesos    2010 and 2012
Banamex loan(11).................................            720           720             8.925%    Mexican Pesos      2006-2008
Banamex loan(12).................................          1,162         1,162              9.70%    Mexican Pesos         2009
Serfin loan(13)..................................             32            --    TIIE Rate +.30%    Mexican Pesos         2006
Other debt(15)...................................             84            84              3.73%          Various      2006-2010
                                                    ------------   -----------
  Total debt (including current
     maturities).................................         22,241        22,448                --                --        8.4(16)
                                                    ------------   -----------
Less: current maturities.........................          3,297         2,252                --           Various     December 2005
                                                    ------------   -----------
  Total long-term debt...........................   Ps.   18,944   Ps.  20,196
                                                    ============   ===========

----------
(1) U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.11.1490 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2004.

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

(4) Interest is payable semi-annually on each of the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior notes due 2025 bear interest at an effective rate of 9.07%, 8.41%, 8.94% and 6.97%, respectively. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior notes due 2025 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make in respect of these notes, as well as at our option in certain cases. See Note 9 to our year-end financial statements.

(5) As described below, we registered substantially all of our 8 5/8% Senior Notes due 2005 through an exchange offer in January 2001.

(6) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.0% Senior Notes due 2011 issued on September 13, 2001. We applied the net proceeds from this issuance, together with cash on hand, to repay approximately U.S.$300.0 million of the U.S.$400.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility. As described below, we registered substantially all of these notes through an exchange offer in March 2002.

(7) Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 issued on March 1, 2002. We applied a substantial portion of the net proceeds from this issuance to repay all of the U.S.$276.0 million of indebtedness then outstanding under our bridge loan facility. In July 2002, we registered all of our 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

(8) Reflects the issuance of U.S.$600.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025 issued in the amount of U.S.$400.0 million on March 18, 2005 and U.S.$200.0 million on May 26, 2005. We applied the net proceeds from the March 18 issuance, together with cash on hand, to fund our tender offers for any or all or our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. We may use the net proceeds from the May 26, 2005 issuance for general corporate purposes and may also apply it, subject to market conditions and other factors, to the repayment of some of our and/or our subsidiaries' outstanding indebtedness See Note 9 to our year-end financial statements.

(9) In September 2003, Innova completed the offering of these U.S.$300.0 million Senior Notes, bearing an interest at a coupon rate of 9.375%, payable semi-annually. These securities are unsecured and unsubordinated indebtedness of Innova and contain certain restrictive covenants for Innova on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. Innova may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. Additionally, on or before September 19, 2006, Innova may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of these Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

(10) In October 2004, the Company entered into a long-term credit agreement with a Mexican bank in the aggregate principal amount of Ps.2,000.0 million, which matures in 2010 (50%) and 2012 (50%). Interest on this loan is 10.35% per annum, and is payable on a monthly basis. The proceeds of this loan are intended to be used principally to prefund a portion of the Company's debt maturing in August 2005.

(11) In May 2003, we entered into a long-term credit agreement with a Mexican bank for an aggregate principal amount of Ps.800.0 million, with two tranches of Ps.400.0 million each. The annual interest rate for the first tranche equals 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semi-annual maturities of Ps.40.0 million each in 2004, two semi-annual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

(12) In May 2004, we entered into a long-term credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate of this indebtedness equals 9.70% and is payable on a monthly basis.

(13) The aggregate principal amount of this loan is payable in 20 equal quarterly installments beginning August 2001 and ending May 2006. Interest on this loan is payable on a quarterly basis.

(14) In December 2004, Innova entered into a long-term credit agreement with a Mexican bank in the aggregate principal amount of Ps.1,012.0 million, which amortizes in 2010 (50%) and 2011 (50%), and is guaranteed by us and News Corp. at 51% and 49%, respectively. Interest on this loan is 10.55% per annum, and is payable on a monthly basis. The net proceeds of this loan were used by Innova to prepay in January 2005 all of the outstanding amounts of the U.S.$88.0 million outstanding principal amount of Senior Notes due in 2007.

(15) Includes outstanding indebtedness in the aggregate amount of Ps.106.0 million under the following bank loans and capital leases:

- Ps.2.0 million in capital lease obligations. These obligations bear interest at a variable annual rate between 13% and 18% and have maturities ranging from 2005 to 2009; and

- Ps.104.0 million in other bank loans, which are denominated in U.S. Dollars. These bank loans bear interest at a variable annual rate between one and five points above LIBOR and have maturities ranging from 2005 and 2010.

(16) Actual weighted average maturity of long-term debt as of December 31, 2004.

      In April 2000, we issued UDI-denominated notes for an aggregate principal amount of 1,086,007,800 UDIs, pursuant to a medium-term note program in Mexico. Our UDI-denominated notes mature in 2007 and bear interest at an annual rate of 8.15%. The facility governing the medium-term note program pursuant to which we issued our UDI-denominated notes does not contain any financial or restrictive covenants. In March of 2005, as part of a refinancing plan, we launched a tender offer for any or all of our 8.15% UDI-denominated notes due 2007 through which approximately Ps.2,935 million (equivalent to approximately U.S.$262 million) in aggregate principal amount, representing approximately 76% of the outstanding principal amount of these notes, were tendered. See Note 8 to our year-end financial statements.

      In August 2000, we issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005. Interest on the 8 5/8% Senior Notes due 2005 is payable semi-annually in February and August of each year, commencing in February 2001. In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011. Interest on the 8.0% Senior Notes due 2011 is payable semi-annually in March and September of each year, commencing in March 2002. In March of 2005, as part of a refinancing plan, we consummated a tender offer for our Senior Notes due 2011 through which approximately U.S.$222 million in aggregate principal amount, representing approximately 74% of the outstanding principal amount of these notes, were tendered. In March 2002, we issued U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. Interest on the 8.5% Senior Notes due 2032 is payable semi-annually in March and September of each year, commencing in September 2002. In March 2005, we issued U.S.$400 million aggregate principal amount of 6 5/8% Senior Notes due 2025. Interest on the 6 5/8% Senior Notes due 2025 is payable semi-annually in March and September of each year, commencing September 2005. In May 2005, we reopened our 6 5/8% Senior Notes due 2025 by issuing an additional U.S.$200 million under the same terms and payable semi-annually on the same dates as the 6 5/8% Senior Notes due 2025 issued in March 2005. The indenture related to the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 requires us to comply with certain covenants. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior notes due 2025 are unsecured obligations, rank equally in right of payment with all of our future unsecured and subordinated indebtedness and are junior in right of payment to all existing and future liabilities of our subsidiaries. The 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on these notes. The 6 5/8% Senior Notes due 2025 are also redeemable at any time in whole or in part, at our option, by paying the greater of the principal amount of the notes and a "make-whole" amount, plus in each case accrued interest. We intend to register the 6 5/8% Senior Notes due 2025 pursuant to an exchange offer. In the fourth quarter of 2000, we registered substantially all of the 8 5/8% Senior Notes due 2005 pursuant to an exchange offer. We registered substantially all of the U.S.$300.0 million 8.0% Senior Notes due 2011 pursuant to an exchange offer in March 2002. In July 2002, we registered all of the 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

      As described above under " -- Refinancings," in December 2001, we entered into a U.S.$100.0 million term loan facility. We borrowed U.S.$100.0 million in a single drawing on December 21, 2001, the principal of which was payable over five years in semi-annual installments, commencing on June 21, 2005. Borrowings under this facility bore interest at a rate of 0.875% per annum over LIBOR. Interest in respect of principal amounts borrowed under this facility was payable in semi-annual installments. In May 2004, we prepaid any amounts outstanding under the U.S.$100.0 million term loan facility by using the net proceeds from a Ps.1,162.5 million long-term credit agreement that we entered into with a Mexican bank in May 2004, which terms are summarized below.

      The Ps.1,162.5 million long-term credit agreement contains restrictive covenants that limit our ability and the ability of our subsidiaries through which we conduct our television broadcasting, pay television networks and programming exports businesses to:

      -     incur indebtedness;

      -     make dividend payments;

      -     issue and sell capital stock of restricted subsidiaries; and

      - consummate mergers and consolidations, liquidations, dissolutions or transfers of assets.

      The Ps.1,162.5 million long-term credit agreement also requires us to maintain:

      - a total net debt/EBITDA ratio (as defined) not greater than 3.50 to 1.00; and

      - a EBITDA/cash interest ratio (as defined) not less than 1.50 to 1.00.

      In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. The principal amount is divided into two tranches of Ps.400.0 million each, with an annual interest rate for the first tranche of 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the "additional basis points"), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semi-annual maturities of Ps.40.0 million each in 2004, two semi-annual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. The terms of this credit agreement require us to comply with certain covenants and maintain certain financial ratios similar to those under the Ps.1,162.5 million long-term credit agreement summarized above. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003. In October 2004, we entered into a seven-and-a-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. The net proceeds of this financing are intended to be used principally to prefund a portion of our U.S.$200 million aggregate principal amount 8 5/8% Senior Notes due in August 2005.

      In addition, in April 2003 we prepaid a long-term loan for approximately
23.6 million Euros, which originally matured in June 2003. This indebtedness was incurred to finance the recapitalization of Via Digital in January 2000.

      Interest Expense. Interest expense for 2004 was Ps.2,095.4 million, Ps.172.1 million of which was attributable to the index restatement of our UDI-denominated notes due 2007.

      The following table sets forth our interest expense for the years indicated:

                                                                                         YEAR ENDED DECEMBER 31,(1)(2)
                                                                            -------------------------------------------------------
                                                                              2002                       2003               2004
                                                                            ----------                ---------          ----------
                                                                                        (MILLIONS OF U.S. DOLLARS)
Interest payable in U.S. Dollars..................................         U.S.$ 76.2                U.S.$ 70.2          U.S.$110.0

Amounts currently payable under Mexican withholding taxes(3)......                3.9                       3.4                 5.0
                                                                           ----------                ----------          ----------
Total interest payable in U.S. Dollars............................         U.S.$ 80.1                U.S.$ 73.6          U.S.$115.0
                                                                           ==========                ==========          ==========
Peso equivalent of interest payable in U.S. Dollars...............         Ps.  872.5                Ps.  854.3          Ps.1,334.8

Interest payable in Pesos.........................................              419.8                     446.3               588.5

Restatement of UDI-denominated Notes due 2007.....................              207.3                     146.5               172.1
                                                                           ----------                ----------          ----------
     Total interest expense(4)....................................         Ps.1,499.6                Ps.1,447.1          Ps.2,095.4
                                                                           ==========                ==========          ==========

----------

(1) U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2004.

(2) Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)   See "Other Information -- Taxation -- Mexican Taxes."

(4) Total interest expense amounts in these periods exclude capitalized and hedged interest expense.

      Guarantees. We guarantee our proportionate share of our DTH joint ventures' minimum commitments for use on PanAmSat and other transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of approximately U.S.$111.8 million as of December 31, 2004, related to Innova. In October 2004, in connection with the transactions with DIRECTV Mexico, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova's transponder lease obligation guaranteed by us was reduced from 60% to 51% and will remain at 51% until the options granted by Innova and Innova Holdings to News Corp. are exercised in full, at which point our obligations under the guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See "Information of the Company -- Business Overwiew -- DTH Joint Ventures." See "Major Shareholders and Related Party Transactions -- The Principal Shareholders and Related Party Transactions -- Related Party Transactions," See "Information of the Company -- Business Overwiew -- DTH Joint Ventures" and Notes 10 and 12 to our year-end financial statements. In addition, we have guaranteed obligations of TechCo in which we have a 30% interest in an aggregate amount of approximately U.S.$9.9 million. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and Sky Multi-Country Partners, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income" and Note 12 to our year-end financial statements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

CONTRACTUAL OBLIGATIONS ON THE BALANCE SHEET

      The following table summarizes our contractual obligations on the balance sheet as of December 31, 2004:

                                                                             PAYMENTS DUE BY PERIOD
                                   ------------------------------------------------------------------------------------------------
                                                       LESS THAN
                                                       12 MONTHS             12-36 MONTHS        36-60 MONTHS      AFTER 60 MONTHS
                                                   JANUARY 1, 2005 TO     JANUARY 1, 2006 TO  JANUARY 1, 2008 TO    SUBSEQUENT TO
                                        TOTAL      DECEMBER 31, 2005      DECEMBER 31, 2007   DECEMBER 31, 2009   DECEMBER 31, 2009
                                   --------------- ------------------     ------------------  ------------------  -----------------
                                                                    (THOUSANDS OF U.S. DOLLARS)
Series B Senior Notes              U.S.$     5,343  U.S.$        --        U.S.$  5,343            U.S.$     --    U.S.$       --
8.625% Senior Notes                        200,000           200,000                 --                      --                --
8% Senior Notes                            300,000                --                 --                      --           300,000
8.5% Senior Notes                          300,000                --                 --                      --           300,000
Innova's 12.875% Senior Notes               88,000            88,000                 --                      --                --
Innova's 9.375% Senior Notes               300,000                --                 --                      --           300,000
UDI-denominated Notes                      344,312                --            344,312                      --                --
Banamex loan II                             64,580                --             21,527                  43,053                --
Banamex loan III                           104,266                --                 --                 104,266                --
Banamex loan IV                            179,388                --                 --                      --           179,388
Serfin loan                                  8,610             5,740              2,870                      --                --
Innova's HSBC loan                          90,770                --                 --                      --            90,770
Other debt                                   9,609             1,990              3,404                   1,691             2,524
                                   ---------------  ----------------       ------------            ------------    --------------
Long-term debt...................        1,994,878           295,730            377,456                 149,010         1,172,682
Satellite transponder obligation           125,155             6,345             15,092                  18,974            84,744
Transmission rights(1)...........           82,564            48,824             33,723                      17                --
                                   ---------------  ----------------       ------------            ------------    --------------
Total contractual obligations      U.S.$ 2,202,597  U.S.$    350,899       U.S.$426,271            U.S.$168,001    U.S.$1,257,426
                                   ===============  ================       ============            ============    ==============

(1) This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

CONTRACTUAL OBLIGATIONS OFF THE BALANCE SHEET

      The following table summarizes our contractual obligations off the balance sheet as of December 31, 2004:

                                                                           PAYMENTS DUE BY PERIOD
                                  --------------------------------------------------------------------------------------------------
                                                         LESS THAN
                                                         12 MONTHS          12-36 MONTHS         36-60 MONTHS       AFTER 60 MONTHS
                                                    JANUARY 1, 2005 TO   JANUARY 1, 2006 TO   JANUARY 1, 2008 TO     SUBSEQUENT TO
                                                       DECEMBER 31,         DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                       TOTAL               2005                 2007                  2009               2009
                                  --------------    ------------------   ------------------   ------------------    ---------------
                                                                      (THOUSANDS OF U.S. DOLLARS)
DTH joint ventures(1)..........   U.S.$    7,000     U.S.$      7,000       U.S.$      --         U.S.$     --        U.S.$     --
Capital expenditures
  commitments(2)...............           62,108               62,108                  --                   --                  --
Capital lease(3)...............            9,865                3,344               6,521                   --                  --
Guarantees(4)..................           13,468                  875              12,593                   --                  --
Other(5).......................           24,483               12,200              12,283                   --                  --
                                  --------------     ----------------       -------------         ------------        ------------
Total contractual obligations..     U.S.$116,924     U.S.$     85,527       U.S.$  31,397         U.S.$     --        U.S.$     --
                                  ==============     ================       =============         ============        ============

----------
(1) We have commitments to make long-term loans in 2005 to our DTH technical facilities.

(2) Our commitments for capital expenditures include U.S.$53,764, which are related to commitments to Sky Mexico projects.

(3) We have guaranteed the obligations of certain capital leases of our DTH technical facilities.

(4) In connection with the disposal of our investment in PanAmSat in 1997, we granted collateral to secure certain indemnification obligations. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimis amount. The collateral agreement will terminate in approximately three years.

(5) In September 2001, we entered into a 50/50 programming joint venture with Endemol, an international content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2004, we have commitments to acquire from Endemol programming formats through this joint venture up to in the aggregate U.S.$24.5 million through 2006. ITEM 6.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

      The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our shareholders at our April 29, 2005 annual shareholders' meeting.

    NAME AND DATE OF BIRTH              PRINCIPAL OCCUPATION               BUSINESS EXPERIENCE           FIRST ELECTED
--------------------------------   ------------------------------   ----------------------------------   -------------
Emilio Azcarraga Jean (02/21/68)   Chairman of the Board,           Member of the Boards of Telefonos    December 1990
                                   President and Chief Executive    de Mexico, S.A. de C.V. and Banco
                                   Officer and President of the     Nacional de Mexico, S.A. and
                                   Executive Committee of Grupo     former Vice Chairman of the Board
                                   Televisa                         of Univision

Maria Asuncion Aramburuzabala      Vice Chairwoman of the Board     Chief Executive Officer of             July 2000
Larregui (05/02/63)                and Member of the Executive      Tresalia Capital, S.A. de C.V.
                                   Committee of Grupo Televisa      and Member of the Boards of Grupo
                                   and Vice Chairwoman of the       Financiero Banamex, S.A. de C.V.,
                                   Board and Member of the          Banco Nacional de Mexico, S.A.
                                   Executive Committee of Grupo     and America Movil, S.A. de C.V.
                                   Modelo, S.A. de C.V.

In alphabetical order:

Alfonso de Angoitia Noriega        Executive Vice President and     Former Chief Financial Officer of     April 1998
(01/17/62)                         Member of the Executive Office   Grupo Televisa and former
                                   of the Chairman and Member of    Alternate Member of the Board of
                                   the Executive Committee of       Univision and Partner, Mijares,
                                   Grupo Televisa                   Angoitia, Cortes y Fuentes, S.C.
                                                                    (1994-1999)

Pedro Aspe Armella (07/07/50)      Chairman of the Board and        Member of the Board of The McGraw     April 2003
                                   Chief Executive Officer of       Hill Companies and Xignux and
                                   Protego Asesores, S.A. de C.V.   former Member of the Board of
                                                                    Vector Casa de Bolsa, S.A. de C.V.

Julio Barba Hurtado (05/20/33)     Legal Advisor to the             Former Legal Advisor to Televisa,    December 1990
                                   President, Prosecretary to the   S.A. de C.V.
                                   Board and the Executive
                                   Committee of Grupo Televisa
                                   and Secretary to the Audit
                                   Committee of Grupo Televisa

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

Alberto Bailleres Gonzalez     Chairman of the Board of         Member of the Board of Directors    April 2005
(08/22/31)                     Directors of Grupo Bal.          of Valores Mexicanos, Casa de
                                                                Bolsa, S.A. de C.V., Desc., S.A.
                                                                de C.V., Fomento Economico
                                                                Mexicano, S.A. de C.V. (FEMSA),
                                                                Grupo Financiero BBVA Bancomer,
                                                                S.A. de C.V., Industrias Penoles,
                                                                S.A. de C.V., Grupo Nacional
                                                                Provincial, S.A., GNP Pensiones,
                                                                S.A. de C.V., Grupo Palacio de
                                                                Hierro, S.A. de C.V., Profuturo
                                                                GNP, S.A. de C.V., Aseguradora
                                                                Porvenir GNP, S.A. de C.V. and
                                                                President of the Board of
                                                                Governors of the Instituto
                                                                Tecnologico Autonomo de Mexico,
                                                                A.C. (ITAM)

Manuel Jorge Cutillas Covani   Director of Bacardi Limited      Member of the Board of Bacardi      April 1994
(03/01/32)                                                      Limited and former Chairman of
                                                                the Board of Bacardi Limited

Carlos Fernandez Gonzalez      Chief Executive Officer and      Member of the Boards of Anheuser    July 2000
(09/29/66)                     Vice Chairman of the Board of    Busch Co., Grupo Financiero
                               Grupo Modelo, S.A. de C.V.       Santander Mexicano, S.A. de C.V.
                                                                and Emerson Electric, Co.

Bernardo Gomez Martinez        Executive Vice President and     Former President of the Mexican     April 1999
(07/24/67)                     Member of the Executive Office   Chamber of Television and Radio
                               of the Chairman and Member of    Broadcasters and Deputy to the
                               the Executive Committee of       President of Grupo Televisa
                               Grupo Televisa

Claudio X. Gonzalez Laporte    Chairman of the Board and        Member of the Boards of             April 1997
(05/22/34)                     Chief Executive Officer of       Kimberly-Clark Corporation,
                               Kimberly-Clark de Mexico, S.A.   General Electric Co., Kellogg
                               de C.V.                          Company, Home Depot, Inc., Alfa,
                                                                S.A. de C.V., Grupo Carso, S.A.
                                                                de C.V., America Movil, S.A. de
                                                                C.V. and Investment Company of
                                                                America, and former President of
                                                                the Mexican Business Council

Roberto Hernandez Ramirez      Chairman of the Board of Banco   Former Chief Executive Officer of   April 1992
(03/24/42)                     Nacional de Mexico, S.A.         Banco Nacional de Mexico, S.A.
                                                                and Member of the Boards of
                                                                Citigroup, Inc., Empresas ICA,
                                                                Sociedad Controladora, S.A. de
                                                                C.V., Grupo Modelo, S.A. de C.V.,
                                                                Gruma, S.A. de C.V., Grupo
                                                                Financiero Banamex Accival, S.A.
                                                                de C.V., Avantel, S.A. and
                                                                Munchener de Mexico, S.A. de C.V.

Enrique Krauze Kleinbort         Chief Executive Officer of       General Director of Editorial        April 1996
(09/17/47)                       Editorial Clio Libros y          Clio Libros y Videos, S.A. de C.V.
                                 Videos, S.A. de C.V.

German Larrea Mota Velasco       Chairman of the Board, Chief     Chairman of the Board and Chief      April 1999
(10/26/53)                       Executive Officer and            Executive Officer of Asarco
                                 President of Grupo Mexico,       Incorporated, Southern Peru
                                 S.A. de C.V.                     Copper Corporation and Grupo
                                                                  Ferroviario Mexicano, S.A. de
                                                                  C.V. and former Member of the
                                                                  Boards of Banco Nacional de
                                                                  Mexico, S.A. and Bolsa Mexicana
                                                                  de Valores, S.A. de C.V.

Gilberto Perezalonso Cifuentes   Managing Director of Aerovias    Member of the Boards of Grupo        April 1998
(03/06/43)                       de Mexico, S.A. de C.V.          Gigante, S.A. de C.V. and
                                                                  Southern Peru Copper Corporation
                                                                  and Director of Afore Banamex
                                                                  S.A. de C.V.

Carlos Slim Domit (02/28/67)     Chairman of the Board of Grupo   Vice Chairman of America Telecom,    April 2004
                                 Carso, S.A. de C.V. and          S.A. de C.V. and Member of the
                                 Telefonos de Mexico, S.A. de     Boards of Grupo Condumex, S.A. de
                                 C.V. and President of Grupo      C.V., Phillip Morris Mexico, S.A.
                                 Sanborns, S.A. de C.V.           de C.V. and Sears Roebuck de
                                                                  Mexico, S.A. de C.V.

Alejandro Quintero Iniguez       Corporate Vice President of      Shareholder and Member of the        April 1998
(02/11/50)                       Sales and Marketing and Member   Board of Grupo TV Promo, S.A. de
                                 of the Executive Committee of    C.V. and former Advisor to former
                                 Grupo Televisa                   Mexican President Ernesto Zedillo

Fernando Senderos Mestre         Chairman of the Board and        Member of the Boards of Telefonos    April 1992
(03/03/50)                       Chief Executive Officer of       de Mexico, S.A. de C.V., Alfa,
                                 Grupo Desc, S.A. de C.V.         S.A. de C.V., Kimberly Clark de
                                                                  Mexico, S.A. de C.V., Industrias
                                                                  Penoles, S.A. de C.V. and Dana
                                                                  Corporation

Enrique F. Senior Hernandez      Executive Vice President and     Member of the Board of Pics          April 2001
(08/03/43)                       Managing Director of Allen &     Retail Networks and Member of the
                                 Company Incorporated             Board of Coca Cola Femsa and
                                                                  Member of the Board of Cinemark

Lorenzo H. Zambrano Trevino      Chairman of the Board and        Member of the Boards of Alfa,        April 1999
(03/27/44)                       Chief Executive Officer of       S.A. de C.V., Empresas ICA,
                                 Cemex, S.A. de C.V.              Sociedad Controladora, S.A. de
                                                                  C.V., Fomento Economico Mexicano,
                                                                  S.A. de C.V. and Vitro, S.A. de
                                                                  C.V.

ALTERNATE DIRECTORS:

In alphabetical order:

Herbert Allen III (06/08/67)       Executive Vice President and     Member of the Boards of Coca Cola    April 2002
                                   Managing Director of Allen &     Femsa, S.A. de C.V.,
                                   Company Incorporated             Convera-Enterprise Software and
                                                                    Global Education Network

Juan Pablo Andrade Frich           Asset Manager of Tresalia        Former Member of the Board of        July 2000
(06/05/64)                         Capital, S.A. de C.V. and        Televicentro and Member of the
                                   Member of the Executive and      Board of Empresas Cablevision,
                                   Audit Committee of Grupo         S.A. de C.V.
                                   Televisa

Lucrecia Aramburuzabala Larregui   Private Investor                 Employee of Tresalia Capital,        July 2000
(03/29/67)                                                          S.A. de C.V. and Member of the
                                                                    Board of Grupo Modelo, S.A. de
                                                                    C.V. and former Member of the
                                                                    Board of Televicentro

Felix Araujo Ramirez (03/20/51)    Vice President of Telesistema    Former Private Investor in           April 2002
                                   Mexicano                         Promocion y Programacion de la
                                                                    Provincia, S.A. de C.V.,
                                                                    Promocion y Programacion del
                                                                    Valle de Lerma, S.A. de C.V.,
                                                                    Promocion y Programacion del
                                                                    Sureste, S.A. de C.V., Teleimagen
                                                                    Profesional del Centro, S.A. de
                                                                    C.V. and Estrategia Satelite, S.C.

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

Joaquin Balcarcel Santa Cruz       Vice President -- Legal and      Former Director, Legal Department    April 2000
(01/04/69)                         General Counsel -- Television    of Grupo Televisa and former
                                   Division of Grupo Televisa       associate at Martinez, Algaba,
                                                                    Estrella, De Haro y Galvan-Duque,
                                                                    S.C.

Juan Fernando Calvillo             Vice President of Internal       Member of the Board of Private       April 2002
Armendariz (12/27/41)              Auditing and Executive           Banking of Vanguardia, S.A. de
                                   Secretary of the Audit           C.V. and former Member of the
                                   Committee of Grupo Televisa      Boards of Grupo Financiero
                                                                    Serfin, S.A. de C.V. and
                                                                    Serpaprosa, S.A. de C.V.

Rafael Carabias Principe           Vice President of                Former Member of the Boards of       April 1999
(11/13/44)                         Administration of Grupo          Promecap, S.C. and Grupo
                                   Televisa                         Financiero del Sureste, S.A. and
                                                                    former Director of Corporate
                                                                    Finance of Scotiabank Inverlat,
                                                                    S.A.

Francisco Jose Chevez Robelo     Retired Partner of Chevez,       Member of the Board of Empresas     April 2003
(07/03/29)                       Ruiz, Zamarripa y Cia, S.C.      Cablevision, S.A. de C.V. and
                                 and Chairman of the Audit        former Partner of Chevez, Ruiz,
                                 Committee of Grupo Televisa      Zamarripa y Cia, S.C.

Jose Luis Fernandez Fernandez    Partner of Chevez, Ruiz,         Former Member of the Boards of      April 2002
(05/18/59)                       Zamarripa y Cia., S.C.           Alexander Forbes, S.A. de C.V.
                                                                  and Afore Bital, S.A.

Salvi Folch Viadero (08/16/67)   Chief Financial Officer of       Former Vice President of            April 2002
                                 Grupo Televisa                   Financial Planning of Grupo
                                                                  Televisa, Chief Executive Officer
                                                                  and Chief Financial Officer of
                                                                  Comercio MAS, S.A. de C.V. and
                                                                  former Vice Chairman of Banking
                                                                  Supervision of the National
                                                                  Banking and Securities Commission

Leopoldo Gomez Gonzalez Blanco   Vice President of Newscasts of   Former Director of Information to   April 2003
(04/06/59)                       Grupo Televisa                   the President of Grupo Televisa

Jose Heredia Breton (06/16/61)   Director of Sociedad de          Member of the Board of Banco        April 2004
                                 Inversion de Capitales of        Inbursa, S.A., Member of the
                                 Grupo Financiero Inbursa, S.A    Board of Aseguradora Inbursa,
                                                                  S.A. de C.V. and former Director
                                                                  of Retail Business of Grupo
                                                                  Financiero Inbursa, S.A.

Jose Antonio Lara del Olmo       Vice President -- Tax of Grupo   Former Tax Director of Grupo        April 2003
(09/02/70)                       Televisa                         Televisa and former Associate of
                                                                  Chevez, Ruiz, Zamarripa y Cia,
                                                                  S.C.

Jorge Lutteroth Echegoyen        Vice President Controller of     Former Senior Partner of Coopers    April 2000
(01/24/53)                       Grupo Televisa                   & Lybrand Despacho Roberto Casas
                                                                  Alatriste, S.C.

Juan Sebastian Mijares           Vice President -- Legal and      Partner, Mijares, Angoitia,         July 2000
(10/04/59)                       Corporate General Counsel of     Cortes y Fuentes, S.C., Member
                                 Grupo Televisa                   and Secretary of the Board of
                                                                  Bank of Tokyo-Mitsubishi Bank-
                                                                  Mexico and Member of the Boards
                                                                  of Afore Banamex, S.A. de C.V.
                                                                  and Organizacion de
                                                                  Telecomunicaciones
                                                                  Iberoamericanas, OTI, A.C.

Alberto Montiel Castellanos      Director of Montiel Font y       Former Tax Director of Wal-Mart     April 2002
(11/22/45)                       Asociados, S.C. and Member of    de Mexico, S.A. de C.V.
                                 the Audit Committee of Grupo
                                 Televisa

Raul Morales Medrano             Partner of Chevez, Ruiz,         Former Senior Manager of Chevez,    April 2002
(05/12/70)                       Zamarripa y Cia, S.C.            Ruiz, Zamarripa y Cia, S.C.

Guillermo Nava Gomez Tagle         Vice President of            Former Vice President of           April 1999
(08/27/43)                         Administration -- Televisa   Corporate Finance of  Grupo
                                    --  San Angel               Televisa, former Vice President
                                                                of Citibank -- Colombia and
                                                                former Finance Director of CIFRA

Alexandre Moreira Penna Da Silva   Chief Executive Officer of   Former Vice President of           April 2002
(12/25/54)                         Innova                       Corporate Finance of Grupo
                                                                Televisa and former Managing
                                                                Director of JPMorgan Chase

      Maria Asuncion Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernandez Gonzalez is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of Maria Asuncion Aramburuzabala Larregui.

      Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez are beneficiaries of the Investor Trust, one of our Major Shareholders which owns 5.15% of the Shares held in the Shareholder Trust. See "Major Shareholders and Related Party Transactions -- The Major Shareholders." Pursuant to the Shareholders Trust Agreement, the Investor Trust is entitled to nominate one individual to our Board of Directors so long as the Shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Shares. See "Major Shareholders and Related Party Transactions -- The Major Shareholders" for a further discussion of the rights of the Investor Trust.

OUR BOARD OF DIRECTORS

      General. The management of our business is vested in our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be "independent directors" under Mexican law (as described below), and the same number of alternate directors. See "Other Information -- Mexican Securities Market Law." Under Mexican law, a person will not qualify as an "independent director" if he or she is, among others things:

      -     one of our employees or managers;

      - a controlling shareholder, in our case, the beneficiaries of the Shareholder Trust;

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

      Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican shareholders. At our annual shareholders' meeting on April 29, 2005 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special shareholders' meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders' meeting, and each serves until a successor is elected and takes office. All of the current and alternate members of the Board of Directors were elected by our shareholders at our 2005 annual shareholders' special and general meetings, which were held on April 29, 2005.

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

      Meetings; Actions Requiring Board Approval. Our bylaws provide that our Board must meet at least once a quarter, and that our Chairman, 25% of the Board, our Secretary or alternate Secretary or any statutory auditor may call for a Board meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve all transactions that deviate from our ordinary course of business, and involve, among others, (i) a related party transaction, (ii) any purchase or sale of 10% or more of our assets, (iii) the grant by us of guarantees in an amount or amounts exceeding 30% of our assets or
(iv) other transactions representing more than 1% of our assets, in addition to any shareholder approval required by our bylaws or otherwise.

      Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general shareholders' meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcarraga Jean, Juan Pablo Andrade Frich, Alfonso de Angoitia Noriega, Maria Asuncion Aramburuzabala Larregui, Julio Barba Hurtado, Jose Antonio Baston Patino, Bernardo Gomez Martinez and Alejandro Quintero Iniguez. In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Francisco Jose Chevez Robelo, who is the Chairman of this Committee, Juan Pablo Andrade Frich and Alberto Montiel Castellanos. Both the Chairman and a majority of the members of the Audit Committee must be independent directors. Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

      - prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders' meeting;

      - render an opinion as to transactions and arrangements with related parties, which must be approved by our Board of Directors; and

      - propose independent experts to render opinions in connection with transactions that deviate from our ordinary course of business, and which involve, among other things, (i) a related party, (ii) any purchase or sale of 10% or more of our assets, (iii) the grant by us of guarantees in an amount or amounts exceeding 30% of our assets or
            (iv) other transactions representing more than 1% of our assets.

EXECUTIVE OFFICERS

      The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

                                                                                                         FIRST
     NAME AND DATE OF BIRTH                CURRENT POSITION                BUSINESS EXPERIENCE         APPOINTED
--------------------------------   --------------------------------   ----------------------------   -------------
Emilio Azcarraga Jean (02/21/68)   Chairman of the Board, President   Member of the Boards of         March 1997
                                   and Chief Executive Officer and    Telefonos de Mexico, S.A. de
                                   President of the Executive         C.V. and Banco Nacional de
                                   Committee of Grupo Televisa        Mexico, S.A. and former Vice
                                                                      Chairman of the Board of
                                                                      Univision

In alphabetical order:
Alfonso de Angoitia Noriega        Executive Vice President and       Former Chief Financial           May 2000
(01/17/62)                         Member of the Executive Office     Officer of Grupo Televisa,
                                   of the Chairman and Member of      Member of the Board and of
                                   the Executive Committee of Grupo   the Executive Committee of
                                   Televisa                           Grupo Televisa, former
                                                                      Alternate Member of the
                                                                      Board of Univision and
                                                                      Partner, Mijares, Angoitia,
                                                                      Cortes y Fuentes, S.C.
                                                                      (1994-1999)

Felix Jose Araujo Ramirez          Vice President of Telesistema      Former Private Investor in     January 1993
(03/20/51)                         Mexicano                           Promocion y Programacion de
                                                                      la Provincia, S.A. de C.V.,
                                                                      Promocion y Programacion del
                                                                      Valle de Lerma, S.A. de
                                                                      C.V., Promocion y
                                                                      Programacion del Sureste,
                                                                      S.A. de C.V., Teleimagen
                                                                      Profesional del Centro, S.A.
                                                                      de C.V. and Estrategia
                                                                      Satelite, S.C.

Maximiliano Arteaga Carlebach      Vice President of Operations,      Former Vice President of        March 2002
(12/06/42)                         Technical Service and Television   Operations -- Televisa
                                   Production of Grupo Televisa       Chapultepec, former Vice
                                                                      President of Administration
                                                                      -- Televisa San Angel and
                                                                      Chapultepec and former Vice
                                                                      President of Administration
                                                                      and Finance of Univisa, Inc.

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

Jean Paul Broc Haro (08/08/62)   Chief Executive Officer of         Former General Manager of      February 2003
                                 Cablevision                        Pay Television Networks of
                                                                    Grupo Televisa

Salvi Folch Viadero (08/16/67)   Chief Financial Officer            Former Vice President of        April 2002
                                                                    Financial Planning of Grupo
                                                                    Televisa, Chief Executive
                                                                    Officer and Chief Financial
                                                                    Officer of Comercio MAS,
                                                                    S.A. de C.V. and former Vice
                                                                    Chairman of Banking
                                                                    Supervision of the National
                                                                    Banking and Securities
                                                                    Commission

Bernardo Gomez Martinez          Executive Vice President and       Former Deputy to the             July 1997
(07/24/67)                       Member of the Executive Office     President of Grupo Televisa,
                                 of the Chairman and Member of      member of the Board and of
                                 the Executive Committee of Grupo   the Executive Committee of
                                 Televisa                           Televisa and former
                                                                    President of the Mexican
                                                                    Chamber of Television and
                                                                    Radio Broadcasters

Eduardo Michelsen Delgado        Chief Executive Officer of         Former General Director --     January 2002
(03/03/71)                       Editorial Televisa                 Grupo Semana and former
                                                                    Project Director -- McKinsey
                                                                    & Co.

Jorge Eduardo Murguia Orozco     Vice President of Production of    Former Administrative Vice      March 1992
(01/25/50)                       Grupo Televisa                     President and former
                                                                    Director of Human Resources
                                                                    of Televisa

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

Raul Rodriguez Gonzalez          Chief Executive Officer Sistema    Former Media Advisor of        January 2002
(06/20/59)                       Radiopolis                         Grupo Prisa and former Chief
                                                                    Executive Officer of
                                                                    Gerencia de Medios, S.A.

Alexandre Moreira Penna Da       Chief Executive Officer of         Former Vice President of       January 2004
Silva (12/25/54)                 Innova                             Corporate Finance of Grupo
                                                                    Televisa and former Managing
                                                                    Director of JPMorgan Chase

COMPENSATION OF DIRECTORS AND OFFICERS

      For the year ended December 31, 2004, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps.309.2 million (U.S.$27.7 million using the Interbank Rate, as reported by Banamex, as of December 31, 2004).

      We made Ps.61.4 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2004. Projected benefit obligations as of March 31, 2005 were approximately Ps.47.6 million.

STOCK PURCHASE PLAN

      Pursuant to the terms of our stock purchase plan, as amended, we may grant eligible participants, who consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. Our shareholders have authorized the allocation of up to 8% of our capital stock to this and any other plans we may establish from time to time for the benefit of our employees. See " -- Long Term Retention Plan." Pursuant to the stock purchase plan, the exercise or sale prices of the CPOs and/or CPO equivalents are based on then current market prices at the time the options are granted or the conditional sale agreement is executed. We have implemented the stock purchase plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.

      The stock purchase plan has been implemented in several stages since 1999, through a series of conditional sales to plan participants of CPOs. The conditional sale agreements entered into by plan participants since the implementation of the stock purchase plan through the fourth quarter of 2001 were terminated for several reasons, including the failure of plan participants to pay the purchase price and the fact that the average closing price per CPO on the Mexican Stock Exchange fell below certain thresholds for a 15 trading day period.

      As of March 11, 2005, allocations and conditional sale agreements have been made or executed with respect to approximately 118 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 to Ps.19.10 (approximately U.S.$1.04 to U.S.$1.71) per CPO (in certain cases, adjusted upwards by a specified percentage ranging from 2% to 6%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30 million CPOs vested in February 2003, approximately 17.5 million CPOs vested in March 2004 and approximately 17.5 million vested in March 2005. Rights to the remaining CPOs currently vest no later than 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired or are terminated. See Notes 13 and 26 to our year-end financial statements.

      In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2004, approximately 16.5 million CPOs transferred to plan participants have been sold in open market transactions, and additional sales took place during the three months ended March 31, 2005 and will continue to take place during or after 2005.

LONG-TERM RETENTION PLAN

      At our general extraordinary and ordinary shareholders' meeting held on April 30, 2002, our shareholders authorized the creation and implementation of a Long-Term Retention Plan, which supplements our existing stock purchase plan. At the meeting, our shareholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our shareholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. One of these special purpose trusts currently owns approximately 143.5 million CPOs or CPO equivalents, of which approximately 53% are in the form of CPOs and the remaining 47% are in the form of A, B, D and L Shares. We estimate that all of those Shares will become vested over a period of no less than 18 years. Pursuant to our Long-Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our shareholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market.

      As of March 31, 2005, awards under the Long-Term Retention Plan have been granted with respect to approximately 52 million CPOs or CPO equivalents million Shares, either in the form of CPOs or Shares, at prices ranging from approximately Ps.13.45 to Ps.28.05 per CPO. Rights with respect to these securities vest during the period commencing in 2008 and ending in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by Government liquid securities). Pursuant to the resolutions adopted by our shareholders' meeting, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan. See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash."

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

      Share ownership of our directors, alternate directors and executive officers is set forth in the table under "The Principal Shareholders and Related Party Transactions." Except as set forth in this table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.

STATUTORY AUDITORS

      Under our bylaws, the holders of a majority of the outstanding A Shares and B Shares elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders' meeting. For such election, the vote of the majority of the outstanding A Shares is also required. In accordance with the Mexican Securities Market Law, holders of common stock or non-voting stock representing at least 10% of a company's capital stock shall have the right to appoint one statutory auditor. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors. The statutory auditors are also authorized to call ordinary or extraordinary general meetings, place items on the agenda for meetings of shareholders or the Board of Directors, attend meetings of shareholders, the Board of Directors or the audit committee and generally monitor our affairs. In addition, the statutory auditors are also required to report to the shareholders at the annual shareholders' meeting regarding our financial statements and related matters, and must be invited to all Board and Audit and Executive Committee meetings, where they can attend but not vote. At our 2005 Annual Ordinary Shareholders' Meeting, Mario Salazar Erdmann was elected to serve as our statutory auditor until the acceptance of the election by his successor at the next annual shareholders' meeting and Jose Miguel Arrieta Mendez was elected as alternate statutory auditor.

EMPLOYEES AND LABOR RELATIONS

      The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

                                                  YEAR ENDED DECEMBER 31,
                                              ------------------------------
                                               2002        2003        2004
                                              ------      ------      ------
TOTAL NUMBER OF EMPLOYEES...............      12,550      12,284      14,140
CATEGORY OF ACTIVITY:
  Employees.............................      12,514      12,248      14,104
  Executives............................          36          36          36
GEOGRAPHIC LOCATION:
  Mexico................................      11,169      10,912      12,769
  Latin America (other than Mexico).....         999       1,020         965
  U.S...................................         371         342         398
  Spain.................................          11          10           8

      As of December 31, 2002, 2003 and 2004, approximately half of our employees were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

      As a result of continuing the cost-cutting initiatives introduced in the first half of 2001, we reduced our workforce by 1,134 employees in 2002, 266 employees in 2003 and 23 employees in 2004. As of December 31, 2004 and 2003, our total employee headcount was approximately 12,300 and 12,300 employees, respectively. On a pro forma basis, after giving effect to the consolidation of Innova, our total employee headcount would have been approximately 14,100 at December 31, 2004 and approximately 14,200 at December 31, 2003. See "Information on the Company -- Business Overview -- Business Strategy -- Continuing to Improve Cash Flow Margins" and "Operating and Financial Review and Prospects -- Restructuring and Non-recurring Charges."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

            THE PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of April 30, 2005. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

                                                       SHARE BENEFICIALLY OWNED(1)(2)
                  -----------------------------------------------------------------------------------------------------------
                            A SHARES                   B SHARES                  D SHARES                  L SHARES
                  --------------------------  -------------------------  -------------------------  -------------------------
  IDENTITY OF                     PERCENTAGE                 PERCENTAGE                 PERCENTAGE                 PERCENTAGE
     OWNER            NUMBER       OF CLASS      NUMBER       OF CLASS      NUMBER       OF CLASS      NUMBER       OF CLASS
----------------  --------------  ----------  -------------  ----------  -------------  ----------  -------------  ----------
Azcarraga
   Trust(3)       52,991,825,693    42.62%       67,814,604     0.11%      107,886,870     0.12%      107,886,870     0.12%
Inbursa Trust(3)   4,972,649,700     4.00%    4,375,931,745     7.30%    6,961,709,595     7.60%    6,961,709,595     7.60%
Investor           4,042,279,411     3.25%    3,557,205,882     5.94%    5,659,191,176     6.18%    5,659,191,176     6.18%
   Trust(3)
   Capital
Research and
 Management
 Company(4)        3,799,350,000     3.06%    3,343,428,000     5.60%    5,319,090,000     5.83%    5,319,090,000     5.83%
AMVESCAP
  PLC(5)           3,472,909,500     2.80%    3,056,160,360     5.12%    4,862,073,300     5.33%    4,862,073,300     5.33%

                     AGGREGATE
                  PERCENTAGE OF
                    OUTSTANDING
                      SHARES
  IDENTITY OF      BENEFICIALLY
     OWNER             OWNED
----------------  -------------
  Azcarraga
   Trust(3)           14.50%
Inbursa Trust(3)       6.33%
   Investor            5.15%
   Trust(3)
   Capital
 Research and
 Management
 Company(4)            4.86%
 AMVESCAP
  PLC(5)               4.44%

----------

(1) Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of April 30, 2005. The number of shares issued and outstanding for legal purposes as of April 30, 2005 was 65,134,488,300 Series A Shares, 57,318,349,704 Series B Shares, 91,188,283,620 Series D Shares and 91,188,283,620 Series L Shares, in the form of CPOs, and an additional 58,926,488,375 Series A Shares, 2,357,097,692 Series B Shares, 63,595
      Series D Shares and 63,595 Series L Shares not in the form of CPOs. The number of shares issued and outstanding reflects our repurchase in the open market of 27,010,700 CPOs as of April 30, 2005 pursuant to our share repurchase program. For financial reporting purposes under Mexican GAAP only, the number of shares authorized, issued and outstanding as of April 30, 2005 was 61,817,280,475 Series A Shares, 54,399,206,818 Series B
      Shares, 86,544,192,665 Series D Shares and 86,544,192,665 Series L Shares in the form of CPOs, and an additional 52,915,723,965 Series A Shares, 76,537 Series B Shares, 63,541 Series D Shares and 63,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican GAAP as of April 30, 2005 does not include: (i) 56,177,437 CPOs and an additional 516,887,975 Series A Shares, 20,675,534 Series B Shares, 25 Series D Shares and 25 Series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 76,510,876 CPOs and an additional 5,493,876,435 Series A Shares, 2,336,345,621 Series B Shares, 29 Series D Shares and 29 Series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Notes 2 and 13 to our year-end financial statements.

(2) Except indirectly through the Shareholder Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See "Directors, Senior Management and Employees -- Share Ownership of Directors and Officers." This information is based on information provided by directors and executive officers.

(3) For a description of the Shareholder Trust, see " -- The Major Shareholders" below.

(4) Based solely on information included in the Report on Form 13F for the period ending March 31, 2005 filed by Capital Research and Management Company, an affiliate of Capital Group Companies Inc.

(5) Based solely on information included in the Report on Form 13F for the period ending March 31, 2005 filed by AMVESCAP PLC.

THE MAJOR SHAREHOLDERS

      Approximately 49.71% of the outstanding A Shares, 13.95% of the outstanding B Shares, 13.95% of the outstanding D Shares and 13.95% of the outstanding L Shares are held through a trust (the "Shareholder Trust"), including shares in the form of CPOs. The beneficiaries of the Shareholder Trust are a trust for the benefit of Emilio Azcarraga Jean (the "Azcarraga Trust"), a trust for the benefit of Promotora Inbursa, S.A. de C.V. (the "Inbursa Trust"), and a trust for the benefit of Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez and Carlos Fernandez Gonzalez (the "Investor Trust"). Promotora Inbursa, S.A. de C.V. is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V.

      The Azcarraga Trust beneficially owns 55.75% of the Televisa shares held through the Shareholder Trust; the Inbursa Trust beneficially owns 24.41%; and the Investor Trust beneficially owns 19.84%, of which 16.27% represents the interests of the Aramburuzabala family, and 3.56% represents the interests of the Fernandez family.

      The Televisa shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members -- three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, Emilio Azcarraga Jean will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcarraga Jean. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcarraga Jean will have the ability to direct the election of eleven out of 20 members of our Board and in addition, since he controls the majority of A Shares, certain key matters including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws require his vote in favor.

      Pursuant to Televisa's by-laws, holders of Series B shares are entitled to elect five out of 20 members of the Board of Directors. The Shareholder Trust regulates the manner in which shareholders participating in such trust are entitled to propose nominees as members of the Board of Directors to be elected by holders of Series B Shares. In accordance with the Shareholders Trust, the five nominees for which the trustee will vote the B Shares held by the Shareholders Trust are proposed by the shareholders participating in the Shareholders Trust, as follows (i) Emilio Azcarraga Jean is entitled to propose two nominees to be members of the Board of Directors elected by Series B Shares,
(ii) the Investors Trust is entitled to propose one nominee, so long as the shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, and (iii) until the Inbursa Trust is entitled to release all its Televisa shares from the Shareholder Trust, and so long as the shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, the Inbursa Trust will be entitled to propose two nominees. In the event that one of the nominees proposed by the Inbursa Trust is not elected to our Board of Directors, then so long as Mr. Azcarraga Jean has the ability to direct the election of 11 Board members, the A Shares held through the Shareholder Trust will be voted for one individual nominated by the Inbursa Trust to serve on our Board.

      Because the B Shares held through the Shareholder Trust constitute only 13.35% of the total B Shares outstanding, there can be no assurance that individuals nominated by the Shareholder Trust beneficiaries will be elected to our Board. However, the B Shares held through the Shareholder Trust constitute a higher proportion of the B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying B Shares.

      Emilio Azcarraga Jean has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Shareholder Trust Agreement, including increases or reductions in the capital stock of Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa's Board of Directors, if different from

Emilio Azcarraga Jean. If either of the Inbursa Trust or the Investor Trust requests that shares be voted in a particular way on such a matter, and Mr. Azcarraga Jean declines to do so, such party may immediately release its Televisa shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than 2% of the total capital stock of Televisa.

      RELEASE OF SHARES

      The beneficiaries of the Shareholder Trust will have only limited rights to transfer or pledge their trust interests without the consent of the other trust beneficiaries, but they may transfer freely to affiliated parties as defined in the Shareholder Trust Agreement.

      Except for two million CPOs which were released to the Fernandez family immediately upon the completion of the Recapitalization, the Shareholder Trust beneficiaries will not be permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust may release or sell any or all of its Shares from the Shareholder Trust. The Inbursa Trust may release or sell up to two-thirds of its Shares from July 1, 2005 through June 30, 2009 and any or all of its Shares beginning July 1, 2009. The Azcarraga Trust may release or sell any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such release or sale, the Inbursa Trust may freely release or sell any or all of its Shares.

      In addition, as described above, if either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on any matter specifically set forth in the Shareholder Trust Agreement, and Mr. Azcarraga Jean declines to do so, such party may immediately release its Shares.

      RELATED PARTY TRANSACTIONS

      Transactions and Arrangements With Innova. In 2002, 2003 and 2004, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transactions described below. We hold a 60% equity interest in Innova through a consolidated joint venture with News Corp. and Liberty Media. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Notes 1(g) and 10 to our year-end financial statements). Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. See Note 9 to Innova's year-end financial statements for all of the information that Innova must make publicly available in Mexico regarding transactions and arrangements with us.

      Capital Contributions and Loans. From Innova's inception through December 2004, we had made approximately U.S.$89.4 million in capital contributions and approximately U.S.$185.9 million in loans and U.S.$48.6 million in accrued interest, or a total of U.S.$234.5 million capitalized in Innova. Effective as of September 9, 2003, we capitalized all outstanding loans and accrued interest to Innova, which were reflected as a contribution to Innova's capital.

      In May 2004, we entered into the following transactions with Innova and the other two equity owners of Innova, News Corp. and Liberty Media, which had the net effect of increasing Innova's net worth by U.S.$15 million but did not affect the relative ownership interests of any equity owner:

      - News Corp. contributed to Innova an account receivable of U.S.$15 million owed to News Corp. by Sky DTH, S. de R. L. de C.V., or Sky DTH;

      - We assigned to Sky DTH an account receivable of U.S.$15 million owed to us by Innova; and

      - Innova, Innova Holdings, News Corp., Liberty Media and Sky DTH agreed that the obligation owed by Innova to Sky DTH and the obligation owed by Sky DTH to Innova would be set off against each other and cancelled.

      In connection with this transaction, we and the other equity owners also increased Innova's capital by a de minimis amount; we continue to indirectly own 60%, News Corp. continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova. In October 2004, we, Innova, News Corp., and Liberty Media entered into a series of transactions with each other and with DIRECTV, which, if consummated, would result in Innova being owned 57% by us and 43% by DIRECTV and DTVLA. See "Information on the Company -- Business Overview -- DTH Joint Ventures."

      Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico, subject to some preexisting agreements with third parties. Innova paid us approximately Ps.307.2 million, Ps.282.6 million and Ps.358.1 million for these rights in 2002, 2003 and 2004, respectively. Innova currently pays the rates paid by third party providers of cable television and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services. In October 2004, we entered into new channel licensing agreements with Innova pursuant to which Innova will pay us a royalty fee to carry our over-the-air channel on its DTH service.

      Advertising Services. In January 2001, we entered into an agreement with Innova, pursuant to which Innova pools most of its advertising time with advertising time on channels broadcast by us, Innova and Cablevision. Innova pays us 12% of the revenues from any advertising sales we make on its behalf pursuant to this agreement. Pursuant to this agreement, we also negotiate most of Innova's advertising contracts with third party advertisers, as well as provide other related and ancillary services, such as invoicing and collection services.

      Innova also purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2002, 2003 and 2004, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid us Ps.143.7 million, Ps.128.6 million and Ps.127.4 million for advertising services in 2002, 2003 and 2004, respectively.

      Guarantees. We have guaranteed a portion of Innova's payments to PanAmSat for transponder services on satellite PAS-9. Our guarantee is currently limited to 51% of Innova's obligations under the transponder lease and will be adjusted to equal our percentage ownership in Innova, after the options granted to News Corp. by Innova and Innova Holdings are exercised in full. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-9 satellite through September 2015. As of December 31, 2003 and 2004, we had guaranteed payments in the amount of U.S.$143.8 million and U.S.$111.8 million, respectively, which represented 60% and 51% of Innova's obligations to PanAmSat at the end of 2003 and 2004, respectively. In October 2004, in connection with the transactions with DIRECTV Mexico, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova's transponder lease obligation guaranteed by us was reduced from 60% to 51% and will remain at 51% until the options granted by Innova and Innova Holdings to News Corp. are exercised in full, at which point our obligations under the guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See "Information of the Company -- Business Overwiew -- DTH Joint Ventures." See "Major Shareholders and Related Party Transactions -- The Principal Shareholders and Related Party Transactions -- Related Party Transactions," See "Information of the Company -- Business Overwiew -- DTH Joint Ventures" and Notes 10 and 12 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to PanAmSat. We have also guaranteed 51% of Innova's payment obligation under the Ps.1,012 million credit agreement it entered into in December 2004 with HSBC.

      Tax Sharing Agreement. We have a tax sharing agreement with Innova, which sets forth certain of our rights and obligations, as well as those of Innova, with respect to Innova's liability for federal income and assets taxes imposed under Mexican tax laws. We received an authorization from Mexican tax authorities to include Innova's results in our consolidated tax return for purposes of determining our income and assets taxes. Tax profits or losses obtained by Innova are consolidated with our tax profits or losses up to 100% of our percentage ownership of Innova, which is currently 60%. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to us an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset and income taxes, our direct or indirect percentage ownership of Innova's capital stock.

      For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2004, see Note 17 to our year-end financial statements and Note 9 to Innova's year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova and Sky Multi-Country Partners, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in DTH Joint Ventures, Which Would Adversely Affect Our Net Income" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

      Transactions and Arrangements with MCOP. In 2002, 2003 and 2004, we engaged in, transactions with MCOP, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in MCOP, our DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. Until October 2004, the balance of MCOP's equity was owned by News Corp. and Globopar, each of which indirectly held a 30% equity interest, and Liberty Media, which indirectly held a 10% equity interest. Each of the partners also held indirect interests, individually, in the same proportion as their interests in MCOP, in two service entities: (i) ServiceCo, a U.S. partnership formed to provide certain business and management services; and (ii) TechCo, a U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Under an agreement among us and the partners of MCOP, all material decisions relating to the business and affairs of MCOP and all decisions relating to MCOP's investment in any DTH platform were required to be approved by 75% of the partners. In addition, representation on the board was proportional to the parties' relative voting interests in MCOP. In October 2004, we, Innova, News Corp., Liberty Media and Globopar entered into a series of agreements with each other and with DIRECTV relating to our DTH joint ventures which resulted in ServiceCo being wholly-owned by DIRECTV and which, if consummated, would result in MCOP being wholly owned by DIRECTV. See "Information on the Company -- Business Overview -- DTH Joint Ventures."

      Capital Contributions and Loans. From MCOP's inception through December 2004, we have made approximately U.S.$139.2 million in capital contributions. Additionally, capital contributions of approximately U.S.$15.0 million were made on our behalf by News Corp. in which amount was reflected as a liability due to News Corp. in our consolidated balance sheets at December 31, 2003. During 2003 and 2004, we made loans to MCOP in the aggregate amount of U.S.$13.1 million and U.S.$7.2 million respectively, in connection with the transponder service agreement with PanAmSat. We are not obligated to make any further capital contributions or loans to MCOP.

      Programming. MCOP paid us approximately U.S.$1.5 million for rights to carry certain of our program services in 2003 and U.S.$0.5 million in 2004. MCOP currently pays the rates paid by third party providers of cable television and MMDS services for our various programming services.

      Guarantees. Until October 2004, we had guaranteed MCOP's payments to PanAmSat for transponder services on PAS-6B in proportion to our respective ownership interest in MCOP, which is currently 30%. MCOP is obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. In October 2004, in conjunction with a series of agreements entered into by us with DIRECTV and News Corp., we were released from our satellite transponder guarantee, which, as of December 31, 2004, amounted to approximately Ps.345.6 million.

      For additional information concerning transactions with MCOP, see Note 10 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP's Inability to Provide Financial Support to TechCo Could Compromise Innova's Ability to Provide Services to its Customers" and "Business -- DTH Joint Ventures -- Mexico."

      Transactions and Arrangements with TechCo. In 2002, 2003 and 2004, we engaged in, and we expect that we will continue to engage in, transactions with TechCo, including, without limitation, the transactions described below. We indirectly hold a 30% equity interest in TechCo, our U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Until October 2004, the balance of TechCo's equity was owned by News Corp. and Globopar, each of which indirectly held a 30% equity interest, and Liberty Media, which indirectly held a 10% equity interest. In October 2004, DIRECTV acquired the 70% indirect interest in TechCo owned by News Corp., Globopar and Liberty Media. Under an agreement among us and the partners of TechCo, all decisions relating to the business and affairs of TechCo and all decisions relating to TechCo's investment in any DTH platform must be approved by 75% of the partners. In addition, representation on the board is proportional to the parties' relative voting interests in TechCo.

      Capital Contributions and Loans. From TechCo's inception through December 2004, we have made approximately U.S.$12.9 million in capital contributions. During 2003 and 2004, we made loans to TechCo in the aggregate amount of U.S.$7.5 million and U.S.$4.5 million, respectively, in connection with TechCo's operating cash shortfall. We do not anticipate to continue to fund TechCo's shortfall in the form of loans.

      Guarantees. We have guaranteed 36% of TechCo's payments in respect of its capital lease obligations. TechCo is obligated to make payments under its capital leases with various maturities between 2005 and 2007 for an aggregate amount of U.S.$27.4 million in respect of its capital lease obligations. As of December 31, 2003, we had guaranteed payments by TechCo in the aggregate amount of U.S.$15.8 million and as of December 31, 2004 we had guaranteed payments in the aggregate amount of U.S.$9.9 million.

      For additional information concerning transactions with TechCo, see Notes 5 and 12 to our year-end financial statements. See also "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- MCOP's Inability to Provide Financial Support to TechCo Could Compromise Innova's Ability to Provide Services to its Customers" and "Information on the Company -- Business Overview -- DTH Joint Ventures -- Mexico."

      Transactions and Arrangements With Univision. In 2002, 2003 and 2004, we engaged in, and we expect that we will continue to engage in, transactions with Univision. We currently own 39,289,534 shares and warrants representing an approximate 10.7% equity stake in Univision, on a fully diluted basis. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see "Information on the Company -- Business Overview -- Television -- Programming Exports," "Information on the Company -- Business Overview -- Univision" and Note 17 to our year end financial statements.

      As described under "Information on the Company -- Business Overview -- Univision," we currently have the right to appoint a member of Univision's Board of Directors. In 2002, we appointed Emilio Azcarraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of the Executive Committee of our Board, as our director, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of Univision. Univision subsequently appointed Mr. Azcarraga Jean as Vice-Chairman of its Board of Directors. Effective as of May 9, 2005, Mr. Azcarraga Jean and Mr. de Angoitia Noriega resigned as a director and alternate director, respectively, of Univision.

      TRANSACTIONS AND ARRANGEMENTS WITH OUR DIRECTORS AND OFFICERS

      On June 1, 2004, Servicios Profesionales, a company controlled by Emilio Azcarraga Jean, purchased a 5% interest of Mas Fondos from Corporativo Vasco de Quiroga, S.A. de C.V., one of our subsidiaries and the controlling shareholder of Mas Fondos. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. We received authorization for this transaction from the CNBV on June 28, 2004. For additional information concerning Mas Fondos see "Information on the Company -- Business Overview -- Other Business -- Mutual Fund Venture."

      On May 31, 2000, we made a personal loan in the amount of U.S.$150,000 to Jorge Eduardo Murguia Orozco, one of our executive officers. The aggregate principal amount of this loan, together with accrued interest, was repaid in full by Mr. Murguia in June 2004.

      Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions.

      TRANSACTIONS AND ARRANGEMENTS WITH AFFILIATES AND RELATED PARTIES OF OUR DIRECTORS, OFFICERS AND MAJOR SHAREHOLDERS

      Fonovideo. In March 2004, we entered into a production services agreement with FV Productions LLC, which is currently controlled by Televicentro, for the production of a telenovela series. Under these arrangements, we will pay approximately U.S.$4.2 million for each telenovela series delivered in accordance with an agreed upon schedule.

      Acquisition of Telespecialidades. In June 2003, we purchased all the outstanding equity of Telespecialidades, a company which was owned by all of the shareholders of Televicentro in the same proportion that they owned Televicentro. The total consideration we paid in connection with this acquisition was approximately U.S.$83.0 million, which was financed with cash on hand. At the time of the acquisition, Telespecialidades's net assets consisted principally of 1,591,283 CPOs, which CPOs were previously owned by Televicentro, and tax loss carryforwards of approximately Ps.7,062.2 million. The terms of this acquisition were approved by our Audit Committee. Telespecialidades was merged into Televisa, S.A. de C.V. on December 31, 2003.

      Consulting Services. Instituto de Investigaciones Sociales, S.C., or Instituto de Investigaciones Sociales, a consulting firm which is controlled by Ariana Azcarraga De Surmont, the sister of Emilio Azcarraga Jean, has, from time to time during 2002, 2003 and 2004 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales has provided us with such services in 2005 and we expect to continue these arrangements through 2005.

      Loans from Banamex. From time to time in the past and in 2002, 2003 and 2004, Banamex made loans to us, Televicentro and several other of our affiliates, and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates on terms substantially similar to those offered by Banamex to third parties. Emilio Azcarraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernandez Ramirez, is the Chairman of the Board of Banamex. Mr. Hernandez is also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Trevino, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

      Advertising Services. Two of our directors, Maria Asuncion Aramburuzabala Larregui and Carlos Fernandez Gonzalez, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board and Executive Committee of, as well as shareholders of, Grupo Modelo, S.A. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernandez Gonzalez also serves as the Chief Executive Officer of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2002, 2003, 2004 and the three months ended March 31, 2005, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

      Several other members of our current Board serve as members of the Boards and/or shareholders of other companies. See "Directors, Senior Management and Employees." Some of these companies, including Banamex, Kimberly-Clark de Mexico, S.A. de C.V., Grupo Financiero Santander, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2002, 2003, 2004 and the three months ended March 31, 2005, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iniguez, a member of the Board and the Executive Committee and our Corporate Vice President of Sales and Marketing, is a shareholder and member of the Boards of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, and TV Promo, S.A. de C.V., or TV Promo, companies which produce promotional campaigns and events for their and our clients. Grupo TV Promo and TV Promo have purchased and will continue to purchase advertising services from us in connection with these promotional campaigns. All of the companies described above paid and will continue to pay rates applicable to third party advertisers for these advertising services.

      Legal and Advisory Services. During 2002, 2003, 2004 and the three months ended March 31, 2005, Mijares, Angoitia, Cortes y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Juan Sebastian Mijares Ortega, another partner on leave of absence from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves as one of our alternate directors, our Vice President -- Legal and Corporate General Counsel and was a member of the Related Party Transactions Committee, which was replaced by the Audit Committee. Neither Alfonso de Angoitia Noriega nor Juan Sebastian Mijares Ortega currently receives any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. Ricardo Maldonado Yanez, a partner from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 17 to our year-end financial statements.

ITEM 8. FINANCIAL INFORMATION

      See "Item 18 -- Financial Statements" and pages F-1 through F-126, which are incorporated herein by reference.

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

                                                    NOMINAL PESOS PER CPO(1)
                                                    ------------------------
                                                      HIGH            LOW
                                                    --------        --------
2000.............................................   Ps.40.50        Ps.20.20

2001.............................................   Ps.25.90        Ps.12.63

2002.............................................   Ps.22.31        Ps.12.44
First Quarter....................................      22.00           17.35
Second Quarter...................................      22.31           17.90
Third Quarter....................................      18.41           12.69
Fourth Quarter...................................      15.58           12.44
 December........................................      15.58           14.36

2003.............................................   Ps.23.56        Ps.12.63
First Quarter....................................      15.64           12.63
Second Quarter...................................      18.71           13.75
Third Quarter....................................      21.71           17.53
Fourth Quarter...................................      23.56           19.80
 December........................................      23.41           21.18

2004.............................................   Ps.34.93        Ps.22.22
First Quarter....................................      26.35           22.22
Second Quarter...................................      26.74           22.73
Third Quarter....................................      30.15           24.82
Fourth Quarter...................................      34.93           30.24
 December........................................      34.86           32.71

2005 (through May 31, 2005)......................   Ps.36.27        Ps.29.20
First Quarter....................................      36.27           31.67
January..........................................      33.95           31.67
February.........................................      35.78           34.04
March............................................      36.27           31.91
Second Quarter (through May 31, 2005)............      34.27           29.20
 April...........................................      32.88           29.20
 May.............................................      34.27           30.75

----------

(1)   Source: Mexican Stock Exchange.

     The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE.

                                                                  U.S. DOLLARS PER GDS(1)
                                                                  -----------------------
                                                                     HIGH         LOW
                                                                  ----------   ----------
2000.....................................................         U.S.$86.25   U.S.$42.63

2001.....................................................         U.S.$53.50   U.S.$26.83

2002.....................................................         U.S.$48.65   U.S.$24.30
   First Quarter.........................................              48.52        38.40
   Second Quarter........................................              48.65        35.99
   Third Quarter.........................................              37.00        25.20
   Fourth Quarter........................................              30.70        24.30
      December...........................................              30.70        27.60

2003.....................................................         U.S.$42.27   U.S.$23.26
   First Quarter.........................................              29.95        23.26
   Second Quarter........................................              35.45        25.61
   Third Quarter.........................................              39.85        33.55
   Fourth Quarter........................................              42.27        35.19
      December...........................................              41.20        37.60

2004.....................................................         U.S.$62.65   U.S.$39.23
   First Quarter.........................................              47.34        40.08
   Second Quarter........................................              47.66        39.23
   Third Quarter.........................................              52.90        43.59
   Fourth Quarter........................................              62.65        53.24
   December..............................................              62.65        57.53

2005 (through May 31, 2005)..............................         U.S.$65.56   U.S.$52.75
   First Quarter.........................................              65.56        56.50
   January...............................................              60.41        56.55
   February..............................................              64.57        60.80
   March.................................................              65.56        56.50
   Second Quarter (through May 31, 2005).................              60.95        52.75
      April..............................................              58.88        52.75
      May................................................              60.95        55.77

----------

(1)   Source: NYSE.

      Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See "Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Economic and Political Developments in Mexico May Adversely Affect Our Business." There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 31, 2005, approximately
89.4 million GDSs were held of record by 136 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long Term Retention Plan, as described under "Major Shareholders and Related Party Transactions" and "Directors, Senior Management and Employees -- Long Term Retention Plan."

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

      As of June 2, 2001, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as shareholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary shareholders' meeting, which was held on April 30, 2002. See "Other Information -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections" and "Other Information -- Bylaws -- Antitakeover Protections."

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

      For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see "Directors, Senior Management and Employees -- Board of Directors," "Directors, Senior Management and Employees -- Our Board of Directors -- Committees of Our Board of Directors," and " -- Bylaws -- Other Provisions -- Share Repurchases" and "Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections."

      In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See " -- Bylaws -- Other Provisions -- Appraisal Rights and Other Minority Protections" and "Bylaws -- Antitakeover Protections." The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing CPO structure will not be affected by this aspect of the Mexican Securities Market Law.

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

      On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror's ownership to 10% or more, but not more than 30%, of the company's outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party's ownership interest in a public company by 5% or more of the company's outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to 30% or more, but not more than 50%, of the company's voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to more than 50% of the company's voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority shareholders than those afforded by law. See " -- Bylaws -- Antitakeover Protections."

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

      The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See " -- Other Provisions -- Appraisal Rights and Other Minority Protections."

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

      As described in "Major Shareholders and Related Party Transactions," A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Shareholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Shareholder Trust constitute 13.28% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.

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

DIVIDEND RIGHTS

      At our annual ordinary general shareholders' meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares voting together and a majority of the A Shares voting separately. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares and B Shares voting together, and a majority of the A Shares voting separately, is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.

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

      See "Key Information -- Risk Factors -- Risk Factors Related to Our Securities -- The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the U.S." In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors. The protections afforded to minority shareholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders in Mexico also cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements. See " -- Voting Rights and Shareholders' Meetings." As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or Major Shareholders than it is for shareholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Security Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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

                               MATERIAL CONTRACTS

      We have been granted a number of concessions by the Mexican government that authorize us to broadcast our programming over our television and radio stations and our cable and DTH systems. These concessions are described under "Information on the Company -- Business Overview -- Regulation." If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions; Proposed Revisions to the Ley Federal de Radio y Television, or Radio and Television Law, if Adopted, Could Adversely Impact our Results of Operations."

      We operate our DTH satellite service in Mexico, Innova, through a joint venture with News Corp. and Liberty Media, and our DTH joint ventures in Latin America outside of Mexico and Brazil through a partnership with News Corp., Globopar and Liberty Media. See "Information on the Company -- Business Overview -- DTH Joint Ventures."

      We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S.$100 million term loan facility in December 2001 and U.S.$300 million in aggregate principal amount of 8.5% Senior Notes due 2032. We redeemed all of our remaining Senior Discount

Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. Also, in March 2005, we completed a refinancing involving a tender offer for each of our outstanding U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011 and our outstanding Ps. 3.0 billion (nominal) as of April 14, 2000 of our UDI-denominated notes due 2007. As part of this refinancing, we also issued U.S.$400 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In May 2005, through a reopening of the same series of note, we issued an additional U.S.$200 million aggregate principal amount of 6 5/8% Senior Notes due 2025. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, the indenture and supplemental indentures related to our 8 5/8% Senior Notes due 2005, our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032 and our 6 5/8% Senior Notes due 2025, our facilities with a Mexican bank, our five-year term U.S.$100.0 million loan facility and our Ps.800 million long-term credit agreement, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Refinancings" and "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

      On May 17, 2004, we entered into a long-term credit agreement with a Mexican bank for an aggregate amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate is 9.70%. See "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

      On October 22, 2004, we entered into another long-term credit agreement with a Mexican bank for an aggregate amount of Ps.2,000.0 million which matures in 2012. The interest rate is 10.35%. For more information regarding this credit agreement, see "Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness."

      Our transactions and arrangements with related parties are described under "Major Shareholders and Related Party Transactions -- Related Party Transactions."

      For a description of our material transactions and arrangements with Univision,, see "Information on the Company -- Business Overview -- Univision."

                                LEGAL PROCEEDINGS

      In June 2003, we were notified by the Secretaria de Hacienda y Credito Publico, or the Mexican tax authority, of a federal tax assessment for approximately Ps.302.0 million plus approximately Ps.658.7 million of penalties and surcharges. The assessment, which relates to an alleged assets tax liability for the year ended December 31, 1994, was originally brought by the Mexican tax authority in 1999, but was dismissed in 2002 on procedural grounds. We believe that this claimed assessment is without merit, and we are vigorously defending against it before the appropriate judicial authority, although no assurances can be given as to the outcome of this dispute.

      On October 18, 2004, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, filed an action in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida against DTVLA, DIRECTV, DIRECTV International, Inc., DIRECTV Latin America Holdings, Inc. (together, the "DIRECTV Defendants"); News Corp. Ltd.; Televisa; Globopar; MCOP; and Innova. The complaint seeks an injunction based on allegations that the DIRECTV Defendants breached fiduciary and contractual duties to Darlene by entering into transactions with MCOP, Sky Brasil Servicos Ltda. and Innova in respect of their respective direct-to-home satellite services and that the remaining defendants aided and abetted the DIRECTV Defendant's alleged breaches of their contractual and fiduciary duties. The complaint also asserts claims for monetary damages against the DIRECTV Defendants and News Corp. based on fraud and tortious interference with contract. The action was removed to federal court by the DIRECTV Defendants. Darlene has moved to remand the case to state court; the DIRECTV Defendants have, in addition to opposing Darlene's motion, moved to stay the action pending arbitration on the grounds that disputes between the DIRECTV Defendants and Darlene are subject to arbitration under the relevant contracts. Darlene has recently purported to serve Televisa and Innova with the complaint by registered mail, although neither Televisa nor

Innova concede such service is proper. We believe Darlene's claims against us and Innova are without merit and intend to vigorously defend against these claims. News Corp. has agreed to indemnify us for any losses arising out of these claims.

      In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled "La Lupa," or "Catch the Clue." In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment was filed and the parties are currently in the process of arguing before the court the amounts that we will be liable to pay to plaintiffs. Although we currently believe that the ultimate amount of damages will not be material, no assurances can be given in this regard.

      For a description of a complaint we filed on May 9, 2005 in the United States District Court Central District of California against Univision alleging, among other things, that Univision breached the program license agreement we entered into with Univision by failing to pay certain royalties and by making certain unauthorized edits of our programs, see "Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Future Activities Which We May Wish to Undertake in the U.S. May Be Affected by Our Arrangements with Univision. These Activities, as Well as a Current Dispute We Are Having With Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision."

      On May 25, 2005, the Mexican Antitrust Commission notified us that, in response to a claim by a third party, it had commenced an investigation into alleged violations of the Mexican Antitrust law by two of our subsidiaries relating to the unilateral refusal by our subsidiaries to provide certain pay and free television signals to a cable provider in Piedras Negras. We believe that the claim by the third party is without merit, and intend to vigorously dispute this claim, although we cannot assure you as to the outcome of the procedure.

      There are other various legal actions and other claims pending against us that are incidental to the ordinary course of our business. Our management does not consider these actions or claims to be material. See Note 13 to our year-end financial statements.

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

            NYSE RULES                            MEXICAN RULES
Listed companies must have a majority  The Mexican Securities Market Law
of independent directors               requires that listed companies have at
                                       least 25% of independent directors. Our
                                       board of directors is not required to
                                       make a determination as to the
                                       independence of the directors.

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

Listed companies must have a            Listed companies are not required to
nominating/corporate governance         have a nominating/corporate governance
committee composed entirely of          committee
independent directors.

Listed companies must have a            The Mexican Code of Best Corporate
compensation committee composed         Practices recommends listed companies to
entirely of independent directors.      have a compensation committee. While
                                        these rules are not legally binding,
                                        companies failing to comply with the
                                        Code's recommendation must disclose
                                        publicly why their practices differ from
                                        those recommended by the Code.

Listed companies must have an audit     The Mexican Securities Market Law
committee with a minimum of three       requires that listed companies must have
members and must be independent.        an audit committee. The Chairman and the
                                        majority of the members must be
                                        independent. We are not required to
                                        satisfy the audit committee requirements
                                        of Rule 10A-3 under the Exchange Act
                                        until July 31, 2005.

Non-management directors must meet at   Our non-management directors are not
executive sessions without management.  required to meet at executive sessions.
                                        The Mexican Code of Best Corporate
                                        Practices does not expressly recommend
                                        executive sessions.

Listed companies must adopt and         Companies listed on the Mexican Stock
disclose a code of business conduct     Exchange are not required to adopt a
and ethics for directors, officers      code of ethics. However, we have
and employees, and promptly discuss     recently adopted a code of ethics which
any waivers of the code for directors   is available free of charge through our
or executive officers.                  offices. See Item 16B "Code of Ethics"
                                        for directions on how to obtain a copy
                                        of our code of ethics. Waivers involving
                                        any of our executive officers or
                                        directors will be made only by our Board
                                        of Directors or a designated committee
                                        of the Board.

                                EXCHANGE CONTROLS

      For a description of exchange controls and exchange rate information, see "Key Information -- Exchange Rate Information."

                                    TAXATION

U.S. TAXES

      GENERAL. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the A Shares, B Shares, L Shares and D Shares underlying the CPOs (referred to herein as the "Underlying Shares"), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

            - that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs);

            - that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

            -     whose functional currency is not the U.S. Dollar.

      Also, this discussion does not consider:

            - the tax consequences to the shareholders, partners or beneficiaries of a U.S. Holder; or

            - special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

      In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

      The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

            - the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and judicial and administrative interpretations, and

            - the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the "tax treaty,"

and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and

            - is also based, in part, on the representations of the depositary with respect to the GDSs and on the assumption that each obligation in the deposit agreement relating to the GDSs and any related agreements will be performed in accordance with their terms.

      As used in this section, the term "U.S. Holder" means a beneficial owner of CPOs, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:

            -     a citizen or individual resident of the United States;

            - a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

            - an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

            - a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person".

      If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds CPOs, GDSs or Underlying Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding CPOs, GDSs or Underlying Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of CPOs, GDSs or Underlying Shares.

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

            - is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and

            - does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.

      For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.

      DIVIDENDS. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2009 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a "qualified foreign corporation." We generally will be a "qualified foreign corporation" if either (i) we are eligible for benefits under the tax treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the tax treaty and the GDSs are listed on the New York Stock Exchange, we presently are a "qualified foreign corporation", and we generally expect to be a "qualified foreign corporation" during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a "qualified foreign corporation" in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the U.S. Internal Revenue Code of 1986, as amended. Any days during which a U.S. Holder has diminished the U.S. Holder's risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

      To the extent, if any, that the amount of a distribution exceeds our current and/or accumulated earnings and profits, the distribution will first reduce the U.S. Holder's adjusted tax basis in its Underlying Shares, CPOs or GDSs and, to the extent the distribution exceeds the U.S. Holder's adjusted tax basis, it will be treated as gain from the sale of the U.S. Holder's Underlying Shares, CPOs or GDSs.

      The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, JPMorgan Chase Bank, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source "passive income" or, in the case of some U.S. Holders, foreign source "financial services income" for taxable years beginning before December 31, 2006 and foreign source "general category income" for taxable years beginning after December 31, 2006.

      In general, pro rata distributions of additional shares with respect to the Underlying Shares that are part of a pro rata distribution to all of our shareholders generally (including U.S. Holders of GDSs) will not be subject to U.S. federal income tax.

      A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) will not be subject to U.S. federal income or withholding tax on a dividend paid with respect to the CPOs, GDSs or the Underlying Shares, unless the dividend is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

      CAPITAL GAINS. Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the CPOs, GDSs or Underlying Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition.

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

      Capital losses recognized on the sale or exchange of CPOs, GDSs or Underlying Shares generally will offset U.S. source income. Deposits and withdrawals of CPOs for GDSs and of Underlying Shares for CPOs by U.S. Holders will not be subject to U.S. federal income tax.

      A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax on gain recognized on a sale or exchange of CPOs, GDSs or Underlying Shares unless:

            - the gain is effectively connected with the beneficial owners's conduct of a trade or business in the United States; or

            - the beneficial owner is an individual who holds CPOs, GDSs or Underlying Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other requirements.

      U.S. BACKUP WITHHOLDING. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on Underlying Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or Underlying Shares, unless the U.S. Holder:

            -     is a corporation or comes within an exempt category; or

            - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

      The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund; provided, however, that certain required information is furnished to the U.S. Internal Revenue Service. A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.

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

            -     the Mexican Income Tax Law, the Mexican Federal Tax Code, and

            -     the tax treaty.

      Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares.

      As of January 1, 2004, the following principles apply regarding residency, for Mexican income tax purposes:

            - an individual is treated as a resident of Mexico if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a resident of Mexico if his center of vital interests is located in Mexico. This will be deemed to occur, among others, if either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source; or (ii) when the individual's center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident.

            - a legal entity is considered a resident of Mexico if it is incorporated under Mexican law or if it maintains the main administration of its head office or business or the effective location of its management in Mexico; and

            - a permanent establishment of a foreign person will be treated as a resident of Mexico, and that permanent establishment will be required to pay taxes in Mexico in accordance with applicable law for income attributable to such permanent establishment.

      DIVIDENDS. Dividends, either in cash or in any other form, paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax.

      When dividends are paid from our "previously taxed net earnings account," or "cuenta de utilidad fiscal neta," we will not be required to pay any Mexican corporate income tax on the dividends. If dividends are not paid from our "previously taxed net earnings account" we will be required to pay a 30% Mexican corporate income tax on the dividends multiplied by 1.4286.

      As a result of changes to the Mexican Income Tax Law effective January 1, 2005, the corporate income tax rate was reduced from 33% (effective in year
2004) to 28%. However, by means of an annual disposition the reduction is going to be gradual with rates of 30% for year 2005, 29% for year 2006, and 28% for year 2007.

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

      As of January 1, 2005 all income derived from the constitution of an usufruct or usage of shares and securities or the transfer of the rights concerning the usufruct of stock, as well as all income derived from other legal acts through which the right to perceive revenues generated by shares is transferred, should be considered as income as if it were obtained from the sale of shares.

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

      Televisa is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by Televisa with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York 10007 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Any filings we make electronically will be available to the public over the Internet at the SEC's website at www.sec.gov.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURES

      Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations, inflation and changes in the market value of investments. The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Mexican pesos in purchasing power as of December 31, 2004.

      RISK MANAGEMENT. We are exposed to market risks arising from changes in interest rates, inflation, foreign currency exchange rates and equity prices, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.

      We monitor our exposure to interest rate risk by: (i) evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing our cash flow needs and financial ratios (interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer group and industry practices. This approach allows us to establish the optimal liability's interest rate "mix" between variable and fixed rate debt.

      Foreign exchange risk is monitored by assessing our net monetary liability position in U.S. Dollars and our forecasted cash flow needs for anticipated U.S. Dollar investments and servicing our U.S. Dollar-denominated debt. Equity price risk is assessed by evaluating the long-term value of our investment in both domestic and foreign affiliates, versus comparable investments in the marketplace. We classify our equity investments, consisting of investments in both domestic and foreign affiliates, as long-term assets.

      In compliance with the procedures and controls established by our Risk Management Committee, in 2002, 2003 and 2004 and through April, 2005 we entered into certain derivative financial transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in foreign exchange rates, interest rates, inflation and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.

  FOREIGN CURRENCY, EXCHANGE RATE RISK

      In connection with the Senior Notes due 2005, in the third quarter of 2002 we entered into currency option agreements on a notional amount of U.S.$100.0 million. Under these agreements, and subject to the exercise of the options by us and the financial institution, as well as the payment of related premiums by us for approximately U.S.$11.8 million in April 2004, the parties will exchange U.S. Dollars and Mexican Pesos at fixed exchange rates in October 2005. In May 2004, we terminated this hedge early by pre-paying a net amount of U.S.$2.7 million. In addition, from June through February 2005, we entered into forward exchange contracts on a notional amount of U.S.$185 million to exchange U.S. Dollars and Mexican Pesos at fixed exchange rates in June and August 2005.

      Effective March 1, 2002, we designated our equity investment in Univision as an effective hedge of the U.S. Dollar principal amount with respect to both our 8% Senior Notes due 2011 and our 8.5% Senior Notes due 2032 (see Notes 1(c) and 8 to our year-end financial statements). As long as we maintain our net investment in Univision as an effective hedge against these principal amounts, any foreign exchange gain or loss attributable to our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 will be credited or charged directly to equity (other comprehensive income or loss: foreign currency translation) for Mexican GAAP purposes. In March 2005, in connection with the issuance of the Senior Notes due 2025 and the tender offer of the Senior Notes due 2011, we re-designated our net investment in Univision as an effective hedge of the U.S. Dollar principal amount of our Senior Notes due 2025. At March 31, 2005, the total principal amount of our long-term debt being hedged by our investment in Univision was of approximately U.S.$777.5 million.

   INTEREST RATE RISK

      In connection with the Senior Notes due 2005, in October 2002, April 2003 and June 2003, we entered into option contracts to exchange interest rates on a notional amount of U.S.$200.0 million, and received premiums in cash for an amount of approximately U.S.$3.4 million which were being amortized through the maturity of the Senior Notes due 2005. In February and August 2003, these options expired unexercised and we recognized the benefit of unamortized premiums. In February 2004, the financial institution exercised the option to enter into an interest rate swap to receive amounts based on a variable interest rate in exchange for amounts based on fixed interest rates over the life of the agreement. In July 2004, we terminated this hedge early by pre-paying a net amount of U.S.$0.9 million.

      In connection with the Senior Notes due 2011, in the fourth quarter of 2002 we entered into an interest rate swap agreement on a notional amount of U.S.$100.0 million. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. We terminated these arrangements in early June 2003, and recognized a net gain on these contracts in the amount of U.S.$5.5 million.

      In connection with the Senior Notes due 2011 and 2032, we entered into cross-currency interest rate swap agreements "coupon swaps" that allow us to hedge against Mexican Peso depreciation on the interest payments for a period of five years. As of March 31, 2005, such transactions correspond to interest payments of U.S.$600.0 million of the principal amount. As a result of the tender of the Senior Notes due 2011, we reclassified part of the "coupon swap" agreements to the recently issued Senior Notes due 2025. In April 2005, we entered into an additional U.S.$42 million of the principal amount. As of April 30, 2005, such transactions correspond to interest payments for a period of four years of U.S.$319.7 million of the principal amount of the Senior Notes due 2025.

      In March 2005, in connection with and ahead of the issuance of the Senior Notes due 2025, we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates on the pricing date for a notional amount of U.S.$300 million. This hedge expired at the same time we issued the Senior Notes resulting in a net gain of U.S.$2.5 million, thus reducing the reoffered yield of the Senior Notes due 2025 by approximately 0.05% to 6.75%.

  INFLATION RATE RISK

      We entered into inflation swap agreements to fix the inflation rate on the principal amount of the UDI-denominated medium-term notes due 2007 for a notional amount of 1,086 million UDIs. On average, we fixed the inflation rate at an annual rate of approximately 4.06%. In March 2005, in connection with the issuance of the Senior Notes due 2025 and as a result of the tender of the UDI-denominated Medium Term Notes due 2007, we terminated early the inflation swap agreements on the principal amount and received an amount equal to Ps.107.7 million.

  COMMON STOCK PRICE RISK

      In the third quarter of 2002, the first quarter of 2003, the fourth quarter of 2004 and February 2005 we entered into agreements to sell share put options on our common stock and received premiums in cash for approximately U.S.$2.8 million. These put options were exercisable in April and July 2003 and January 2005 and may be exercised in May, June, July, September and December of 2005. We have recorded the related premiums, in other income or expense. Several of these agreements expired unexercised by the financial institution in April and July 2003 and January 2005, and we recognized the benefit of unamortized premiums. We foresee that the outstanding agreements will also expire unexercised by the financial institution.

      We have recorded the change in value in each period of all the above mentioned agreements, together with the amortization of related premiums, from inception through December 31, 2004 in the income statement.

      SENSITIVITY AND FAIR VALUE ANALYSES. The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2003 and 2004. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

                                                          FAIR VALUE AT DECEMBER 31,
                                                 --------------------------------------------
                                                     2003           2004             2004
                                                 -----------     -----------     ------------
                                                 (MILLIONS OF PESOS IN PURCHASING POWER AS OF
                                                       DECEMBER 31, 2004 OR MILLIONS OF
                                                               U.S. DOLLARS)(1)
ASSETS:
  Temporary investments(2)..................     Ps.12,509.1     Ps.16,250.8     U.S.$1,457.6
LIABILITIES:
  U.S. DOLLAR-DENOMINATED DEBT:
     Long-term debt securities(3)...........     Ps.    71.8            66.0              5.9
     Five-year U.S.$100.0 million term
       loan.................................         1,087.8               -                -
     Senior Notes due 2005(4)...............         2,589.7         2,298.5            206.2
     Senior Notes due 2011(5)...............         4,130.3         3,874.5            347.5
     Senior Notes due 2032(6)...............         3,734.5         3,854.8            345.8
     Innova's Senior Notes due 2007(7) .....                           981.7             88.1
     Innova's Senior Notes due 2013(8) .....                         3,815.5            342.2
  MEXICAN PESO-DENOMINATED DEBT:
     UDI-denominated long-term loan
       facility(9)..........................         4,334.2         4,159.6            373.1
     Long-term notes payable to Mexican
       Bank(10).............................           888.1         5,031.9            451.3

--------------
(1) Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.11.1490 per U.S. Dollar, the Interbank Rate as of December 31, 2004.

(2) At December 31, 2004, our temporary investments consisted of fixed rate short-term deposits in commercial banks (primarily Peso- and U.S. Dollar-denominated in 2003 and 2004). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3) At December 31, 2004, fair value exceeded the carrying value of those debt securities by approximately Ps.6.4 million (U.S.$0.6 million). The increase in the fair value of a hypothetical 10% increase in the estimated market price of those debt securities would amount to Ps.13.0 million (U.S.$1.2 million) at December 31, 2004.

(4) At December 31, 2004, the carrying value exceeded the fair value of amounts outstanding under this loan by approximately Ps.68.7 million (U.S.$6.2 million). A hypothetical 10% increase in U.S. interest rates would increase the fair value of amounts outstanding under this loan by approximately Ps.298.5 million (U.S.$26.8 million) at December 31, 2004.

(5) At December 31, 2004, fair value exceeded the carrying value of these notes by approximately Ps.529.8 million (U.S.$47.5 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.917.2 million (U.S.$82.3 million) at December 31, 2004.

(6) At December 31, 2004, fair value exceeded the carrying value of these notes by approximately Ps.510.1 million (U.S.$47.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.895.5 million (U.S.$80.3 million) at December 31, 2004.

(7) At December 31, 2004, fair value exceeded the carrying value of these notes by approximately Ps.0.6 million (U.S.$0.01 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.98.8 million (U.S.$8.9 million) at December 31, 2004.

(8) At December 31, 2004, fair value exceeded the carrying value of these notes by approximately Ps.470.7 million (U.S.$42.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.852.3 million (U.S.$76.4 million) at December 31, 2004.

(9) At December 31, 2004, fair value exceeded carrying value of amounts outstanding under this loan by approximately Ps.320.9 million (U.S.$28.8 million). At December 31, 2004, a hypothetical 10% increase in the Mexican inflation rate to 5.7% for the year 2005 would increase principal amounts outstanding under this UDI-denominated long-term loan facility by approximately Ps.736.9 million (U.S.$66.1 million). An inflation rate of less than 4.0% is forecasted by the Mexican government for 2005. We entered into inflation swap agreements to fix the inflation rate on this UDI-denominated facility at an annual rate of approximately 4%, however, we terminated these derivative agreements in March 2005.

(10) At December 31, 2004, fair value exceeded carrying value of these notes by approximately Ps.137.4 million (U.S.$12.3 million). At December 31, 2004, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.640.6 million (U.S.$57.5 million).

      We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                               -----------------------------
                                                                                  2003              2004
                                                                               ----------        -----------
                                                                               (IN MILLIONS OF U.S. DOLLARS)
U.S. Dollar-denominated short-term investments and long-term notes receivable  U.S.$373.0        U.S.$582.6

U.S. Dollar-denominated senior debt securities and other  notes payable....       1,099.3           1,482.5
                                                                               ----------        ----------
                                                                                    726.3             899.9
Derivative instruments, net................................................           2.7              (8.0)
                                                                               ----------        ----------
  Net liability position...................................................    U.S.$729.0        U.S.$891.9
                                                                               ==========        ==========

      At December 31, 2004, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.122.3 million and an increase in other comprehensive loss of Ps.437.1 million. This depreciation rate is based on the December 31, 2004 forecast of the U.S. Dollar to Peso exchange rate for 2005 by the Mexican government for such year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

      You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

      Grupo Televisa, S.A.
      Avenida Vasco de Quiroga
      No. 2000,
      Colonia Santa Fe, 01210 Mexico, D.F., Mexico.
      Telephone: (52) (55) 5261-2000.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2003 and 2004.

      The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2003 and 2004, and breaks down these amounts by category of service:

                                                               2003                       2004
                                                          --------------             --------------
                                                          (IN MILLIONS OF PESOS IN PURCHASING POWER
                                                                  AS OF DECEMBER 31, 2004 )
                                                          -----------------------------------------
Audit Fees............................................    Ps.       32.3             Ps.       37.4
Audit-Related Fees....................................               1.9                          -
Tax Fees..............................................               6.7                        5.5
Other Fees............................................                 -                          -
                                                          --------------             --------------
Total.................................................    Ps.       40.9             Ps.       42.9
                                                          ==============             ==============

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

      During 2004, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to
Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

                         PURCHASES OF EQUITY SECURITIES

                                                                                       MAXIMUM NUMBER (OR
                                                                TOTAL NUMBER OF     APPROPRIATE MEXICAN PESO
                                                                     CPOS             VALUE) OF SHARES (OR
                              TOTAL NUMBER   AVERAGE PRICE   PURCHASED AS PART OF    UNITS) THAT MAY YET BE
                                OF CPOS        PAID PER       PUBLICLY ANNOUNCED      PURCHASED UNDER THE
       PURCHASE DATE           PURCHASED        CPO(1)        PLANS OR PROGRAMS       PLANS OR PROGRAMS (1)
---------------------------   ------------   -------------   --------------------   ------------------------
JANUARY 1 TO JANUARY 31                --    Ps.        --        31,600,100          Ps.   3,939,439,552

FEBRUARY 1 TO FEBRUARY 29              --               --        31,600,100                3,939,439,552

MARCH 1 TO MARCH 31                    --               --        31,600,100                3,939,439,552

APRIL 1 TO APRIL 30                    --               --        31,600,100                3,939,439,552

MAY 1 TO MAY 31                 7,039,400         23.19641        38,639,500                3,776,150,743

JUNE 1 TO JUNE 30               8,453,200         24.66161        47,092,700                3,567,681,222

JULY 1 TO JULY 31                      --               --        47,092,700                3,567,681,222

AUGUST 1 TO AUGUST 31                  --               --        47,092,700                3,567,681,222

SEPTEMBER 1 TO SEPTEMBER 30            --               --        47,092,700                3,567,681,222

OCTOBER 1 TO OCTOBER 31                --               --        47,092,700                3,567,681,222

NOVEMBER 1 TO NOVEMBER 30              --               --        47,092,700                3,567,681,222

DECEMBER 1 TO DECEMBER 31              --               --        47,092,700                3,567,681,222

TOTAL                          15,492,600    Ps.  23.99587        47,092,700          Ps.   3,567,681,222

(1) The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2) Our share repurchase program was announced in September of 2002 and is set to expire December 31, 2008. Our share repurchase program is limited to a total amount of U.S.$400 million.

(3) Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-126, which are incorporated herein by reference.

ITEM 19. EXHIBITS

      Documents filed as exhibits to this annual report appear on the following page.

(a) Exhibits.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBITS
------    -----------------------------------------------------------------
 1.1--    English translation of Amended and Restated Bylaws (Estatutos
          Sociales) of the Registrant, dated as of April 16, 2004
          (previously filed with the Securities Exchange Commission as
          Exhibit 1.1 to the Form 20-F and incorporated herein by
          reference).

 2.1-- Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant's
          Registration Statement on Form F-4 (File number 333-12738), as amended (the "2000 Form F-4"), and incorporated herein by reference).

 2.2--    First Supplemental Indenture relating to the 8 5/8% Senior
          Notes due 2005, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York and Banque
          Internationale a Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the 2000
          Form F-4 and incorporated herein by reference).

 2.3--    Second Supplemental Indenture relating to the 8 5/8% Senior
          Exchange Notes due 2005, dated as of January 19, 2001, between the Registrant, as Issuer, and the Bank of New York and Banque
          Internationale a Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.3 to the 2000
          Form F-4 and incorporated herein by reference).

 2.4-- Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale a
          Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant's
          Registration Statement on Form F-4 (File number 333-14200) (the
          "2001 Form F-4") and incorporated herein by reference).

 2.5--    Fourth Supplemental Indenture relating to the 8.5% Senior
          Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg
          (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant's Registration Statement on Form
          F-4 (the "2002 Form F-4") and incorporated herein by reference).

 2.6-- Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

 2.7-- Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg (previously filed with the Securities and Exchange Commission as

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBITS
------    -----------------------------------------------------------------
          Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

 2.8--    Seventh Supplemental Indenture relating to the 6 5/8% Senior
          Notes due 2025 between Registrant, as Issuer, and The Bank of New
          York and Dexia Banque Internationale a Luxembourg, dated March
          18, 2005.

 2.9--    Eighth Supplemental Indenture relating to the 6 5/8% Senior
          Notes due 2025 between Registrant, as Issuer, and The Bank of New
          York and Dexia Banque Internationale a Luxembourg, dated May 26,
          2005.

2.10--    Form of Deposit Agreement between the Registrant, JPMorgan
          Chase Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary
          Receipts (previously filed with the Securities and Exchange
          Commission as an Exhibit to the Registrant's Registration
          Statement on Form F-6 (File number 333-99195) (the "Form F-6") and incorporated herein by reference).

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

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBITS
------    -----------------------------------------------------------------
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

 4.8--    Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de
          R.L. de C.V., dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to the 1998 Form 20-F and incorporated herein by reference).

 4.9-- English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the registrant and Banamex (the "May
          2004 Credit Agreement") and the May 2004 Credit Agreement (in
          Spanish).

4.10-- English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish).

4.11-- English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the registrant and Banamex (the
          "Octoboer 2004 Credit Agreement") and the October Credit
          Agreement (in Spanish).

4.12-- Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de Mexico, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcarraga Jean, Promotora
          Inbursa, S.A. de C.V., Maria Asuncion Aramburuzabala Larregui,
          Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las
          Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez, Carlos
          Fernandez Gonzalez, Grupo Televisa, S.A. and Grupo Televicentro,
          S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties' to the Trust Agreement (File number
          005-60431) and incorporated herein by reference).

 8.1--    List of Subsidiaries of Registrant.

12.1--    CEO Certification pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002, dated June 13, 2005.

12.2--    CFO Certification pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002, dated June 13, 2005.

EXHIBIT
NUMBER                 DESCRIPTION OF EXHIBITS
------    ------------------------------------------------
13.1--    CEO Certification pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002, dated June 13, 2005.

13.2--    CFO Certification pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002, dated June 13, 2005.

      (b)Financial Statement Schedules

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

        Date: June 13, 2005         GRUPO TELEVISA, S.A.

                                    By: /s/ Rafael Carabias Principe
                                        -------------------------------------
                                    Name:  Rafael Carabias Principe
                                    Title: Vice President of Administration

                                    By: /s/ Jorge Lutteroth Echnegoyen
                                        -------------------------------------
                                    Name:  Jorge Lutteroth Echnegoyen
                                    Title: Controller and Vice President

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                                                              PAGE
                                                              -----
Report of Independent Registered Public Accounting Firm.....    F-2
Independent Auditor's Report of Univision Communications
  Inc. .....................................................    F-3
Consolidated Balance Sheets as of December 31, 2003 and
  2004......................................................    F-4
Consolidated Statements of Income for the Years Ended
  December 31, 2002, 2003 and 2004..........................    F-6
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 2002, 2003 and 2004......    F-7
Consolidated Statements of Changes in Financial Position for
  the Years Ended December 31, 2002, 2003 and 2004..........    F-8
Notes to Consolidated Financial Statements for the Years
  Ended December 31, 2002, 2003 and 2004....................    F-9

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
        INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm.....   F-80
Consolidated Balance Sheets as of December 31, 2002 and
  2003......................................................   F-81
Consolidated Statements of Loss for the Years Ended December
  31, 2002 and 2003.........................................   F-82
Consolidated Statements of Equity Owners' Deficit for the
  Years Ended December 31, 2002 and 2003....................   F-83
Consolidated Statements of Changes in Financial Position for
  the Years Ended December 31, 2002 and 2003................   F-84
Notes to Consolidated Financial Statements for the Years
  Ended December 31, 2002 and 2003..........................   F-85

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
               SKY MULTI-COUNTRY PARTNERS(1)
Unaudited Consolidated Balance Sheets as of December 31,
  2004 and 2003.............................................  F-112
Unaudited Consolidated Statements of Operations and
  Comprehensive Loss for the Years Ended December 31, 2004,
  2003 and 2002.............................................  F-113
Unaudited Consolidated Statements of Partners' Deficit for
  the Years Ended December 31, 2004, 2003 and 2002..........  F-114
Unaudited Consolidated Statements of Cash Flows for the
  Years Ended December 31, 2004, 2003 and 2002..............  F-115
Notes to Unaudited Consolidated Financial Statements for the
  Years Ended December 31, 2004 and 2003....................  F-116

---------------

(1) The accompanying unaudited consolidated financial statements of Sky Multi-Country Partners as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, 2003 and 2002 are presented herein as required by Rule 3-09(b) of Regulation S-X. The unaudited consolidated financial statements as of December 31, 2004 and 2003 and for the two years ended December 31, 2004 and 2003 were prepared by management of Sky Multi-Country Partners and they have not been subject to a review or audit. Therefore, we do not take any responsibility for the accuracy or presentation of these unaudited consolidated financial statements. The consolidated financial statements of Sky Multi-Country Partners for the year ended December 31, 2002 were audited and included in our Form 20-F for the year ended December 31, 2003, as required by Rule 3-09(b) of Regulation S-X.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, D.F., March 18, 2005

To the Stockholders of Grupo Televisa, S.A.:

     We have audited the accompanying consolidated balance sheets of Grupo Televisa, S.A. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position, for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Univision Communications, Inc. (Univision), an equity method investee. The Company's financial statements include an investment of Ps.5,758 million as of December 31, 2004, and an equity in earnings of Ps.271 million for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Univision, as of and for the year ended December 31, 2004, is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Notes 1(i) and 7 to the consolidated financial statements, effective January 1, 2004, the Company adopted the guidelines of Bulletin B-7 "Business Acquisitions", issued by the Mexican Institute of Public Accountants.

     As discussed in Notes 1(g) and 10 to the consolidated financial statements, effective April 1, 2004, the Company consolidates the financial information of Innova, S. de R.L. de C.V.

     In our opinion, based on our audits and the report of other auditors referred to in the first paragraph above, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Televisa, S.A. and its subsidiaries at December 31, 2003 and 2004, and the results of their operations, the changes in their stockholders' equity and changes in their financial position, for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Mexico.

     Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years ended December 31, 2002, 2003 and 2004, and the determination of consolidated stockholders' equity at December 31, 2003 and 2004, to the extent summarized in
Note 26 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

C.P.C. Jose Miguel Arrieta Mendez
Audit Partner

                          FINANCIAL STATEMENT OPINION
            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Univision Communications Inc.

     We have audited the accompanying consolidated balance sheets of Univision Communications Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule of Univision Communications Inc. and subsidiaries listed in index at Item 15(b). These financial statements and the schedule are the responsibility of management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univision Communications Inc. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Univision Communications Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal
Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

New York, New York
March 7, 2005

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2004
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)
                                (NOTES 1 AND 2)

                                                                             2003            2004
                                                                         -------------   -------------
                                                ASSETS
Current:
  Available:
     Cash............................................                    Ps.   391,051   Ps.   390,525
     Temporary investments...........................                       12,509,052      16,250,816
                                                                         -------------   -------------
                                                                            12,900,103      16,641,341
Trade notes and accounts receivable -- net...........  (Note 3)             11,153,437      11,229,979
Other accounts and notes receivable -- net...........                          939,581       1,134,122
Due from affiliated companies -- net.................  (Note 17)               465,406          76,414
Transmission rights and programming..................  (Note 4)              3,718,590       3,593,910
Inventories..........................................                          540,111         662,760
Other current assets.................................                          533,676         710,956
                                                                         -------------   -------------
     Total current assets............................                       30,250,904      34,049,482
Transmission rights and programming..................  (Note 4)              4,913,018       4,491,708
Investments..........................................  (Note 5)              6,649,931       6,757,722
Property, plant and equipment -- net.................  (Note 6)             16,410,499      19,159,567
Goodwill and other intangible assets -- net..........  (Note 7)              9,677,720       9,156,596
Other assets.........................................  (Note 11)               218,691         268,581
                                                                         -------------   -------------
     Total assets....................................                    Ps.68,120,763   Ps.73,883,656
                                                                         =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)
                                (NOTES 1 AND 2)

                                                                             2003            2004
                                                                         -------------   -------------
                                             LIABILITIES
Current:
  Current portion of long-term debt..................  (Note 8)          Ps.   299,997   Ps. 3,297,091
  Current portion of satellite transponder lease
     obligation......................................  (Note 8)                     --          70,743
  Trade accounts payable.............................                        2,539,151       2,135,250
  Customer deposits and advances.....................                       14,289,837      14,930,323
  Taxes payable......................................                        1,353,848       1,558,762
  Accrued interest...................................                          331,524         449,376
  Other accrued liabilities..........................                        1,121,578       1,270,755
                                                                         -------------   -------------
     Total current liabilities.......................                       19,935,935      23,712,300
Long-term debt.......................................  (Note 8)             15,467,489      18,943,799
Satellite transponder lease obligation...............  (Note 8)                     --       1,324,615
Customer deposits and advances.......................                          441,339         372,888
Other long-term liabilities..........................                          745,282         592,004
Deferred taxes.......................................  (Note 21)             1,214,381       1,334,022
DTH joint ventures...................................  (Note 10)             1,361,173              --
                                                                         -------------   -------------
     Total liabilities...............................                       39,165,599      46,279,628
                                                                         -------------   -------------
Commitments and contingencies........................  (Note 12)

                                         STOCKHOLDERS' EQUITY
Majority interest:
  Capital stock issued, no par value.................  (Note 13)         Ps. 8,633,472   Ps. 9,570,506
  Additional paid-in capital.........................                        4,076,581       4,076,581
                                                                         -------------   -------------
                                                                            12,710,053      13,647,087
                                                                         -------------   -------------
  Retained earnings:.................................  (Note 14)
     Legal reserve...................................                        1,335,383       1,524,548
     Reserve for repurchase of shares................                        5,559,308       5,559,308
     Unappropriated earnings.........................                       13,465,635      11,533,617
     Net income for the year.........................                        3,783,295       4,316,743
                                                                         -------------   -------------
                                                                            24,143,621      22,934,216
  Accumulated other comprehensive loss...............  (Note 15)            (2,359,974)     (2,562,063)
  Shares repurchased.................................  (Note 14)            (6,673,171)     (6,294,667)
                                                                         -------------   -------------
                                                                            15,110,476      14,077,486
                                                                         -------------   -------------
     Total majority interest.........................                       27,820,529      27,724,573
Minority interest....................................  (Note 16)             1,134,635        (120,545)
                                                                         -------------   -------------
     Total stockholders' equity......................                       28,955,164      27,604,028
                                                                         -------------   -------------
     Total liabilities and stockholders' equity......                    Ps.68,120,763   Ps.73,883,656
                                                                         =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004,
                            EXCEPT PER CPO AMOUNTS)
                                (NOTES 1 AND 2)

                                                                 2002            2003            2004
                                                             -------------   -------------   -------------
Net sales....................................   (Note 25)    Ps.23,580,172   Ps.24,786,332   Ps.29,314,253
Cost of sales................................                   13,582,122      13,558,108      14,833,751
                                                             -------------   -------------   -------------
  Gross profit...............................                    9,998,050      11,228,224      14,480,502
                                                             -------------   -------------   -------------
Operating expenses:
  Selling....................................                    1,843,544       1,780,806       2,201,043
  Administrative.............................                    1,482,691       1,483,236       1,646,619
                                                             -------------   -------------   -------------
                                                                 3,326,235       3,264,042       3,847,662
                                                             -------------   -------------   -------------
Depreciation and amortization................                    1,585,577       1,604,412       2,075,004
                                                             -------------   -------------   -------------
  Operating income...........................   (Note 25)        5,086,238       6,359,770       8,557,836
                                                             -------------   -------------   -------------
Integral cost of financing -- net............   (Note 18)          670,430         646,426       1,516,158
Restructuring and non-recurring charges......   (Note 19)          920,777         691,365         395,250
Other expense -- net.........................   (Note 20)        2,334,119         571,456         514,997
                                                             -------------   -------------   -------------
  Income before taxes........................                    1,160,912       4,450,523       6,131,431
                                                             -------------   -------------   -------------
Income tax and asset tax.....................   (Note 21)          322,926         751,019       1,169,822
Employees' profit sharing....................   (Note 21)            4,480           5,811           6,519
                                                             -------------   -------------   -------------
                                                                   327,406         756,830       1,176,341
                                                             -------------   -------------   -------------
  Income before equity in results of
     affiliates, results from discontinued
     operations and cumulative loss effect of
     accounting change.......................                      833,506       3,693,693       4,955,090
Equity in (losses) earnings of
  affiliates -- net..........................   (Note 5)        (1,264,161)         29,756         614,994
Income (loss) from discontinued
  operations -- net..........................   (Note 22)        1,162,369         (67,487)             --
Cumulative loss effect of accounting
  change -- net..............................  (Note 1(p))              --              --      (1,021,590)
                                                             -------------   -------------   -------------
  Consolidated net income....................                      731,714       3,655,962       4,548,494
Minority interest............................   (Note 16)           75,285         127,333        (231,751)
                                                             -------------   -------------   -------------
  Net income.................................   (Note 14)    Ps.   806,999   Ps. 3,783,295   Ps. 4,316,743
                                                             =============   =============   =============
  Net income per CPO.........................   (Note 23)    Ps.      0.28   Ps.      1.32   Ps.      1.48
                                                             =============   =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)
                                (NOTES 1 AND 2)

                                                                                       ACCUMULATED
                                          CAPITAL                                         OTHER
                                           STOCK        ADDITIONAL      RETAINED      COMPREHENSIVE      SHARES           TOTAL
                                           ISSUED        PAID-IN        EARNINGS      (LOSS) INCOME    REPURCHASED      MAJORITY
                                         (NOTE 13)       CAPITAL        (NOTE 14)       (NOTE 15)       (NOTE 14)       INTEREST
                                        ------------   ------------   -------------   -------------   -------------   -------------
BALANCE AT JANUARY 1, 2002............  Ps.8,327,518   Ps.  236,308   Ps.20,550,273   Ps.(6,294,035)  Ps.(2,296,005)  Ps.20,524,059
Shares issued.........................            39            409              --             --               --             448
Repurchase of capital stock...........            --             --              --             --          (40,572)        (40,572)
Increase in minority interest.........            --             --              --             --               --              --
Comprehensive income..................            --             --         806,999        786,059               --       1,593,058
                                        ------------   ------------   -------------   -------------   -------------   -------------
BALANCE AT DECEMBER 31, 2002..........     8,327,557        236,717      21,357,272     (5,507,976)      (2,336,577)     22,076,993
Dividends.............................            --             --        (601,555)            --               --        (601,555)
Share cancellation....................       (86,442)            --              --             --          561,150         474,708
Repurchase of capital stock...........            --             --        (346,077)            --       (5,022,478)     (5,368,555)
Sale of capital stock.................            --             --         (49,314)            --          124,734          75,420
Shares issued.........................       392,357      3,839,864              --             --               --       4,232,221
Decrease in minority interest.........            --             --              --             --               --              --
Comprehensive income..................            --             --       3,783,295      3,148,002               --       6,931,297
                                        ------------   ------------   -------------   -------------   -------------   -------------
BALANCE AT DECEMBER 31, 2003..........     8,633,472      4,076,581      24,143,621     (2,359,974)      (6,673,171)     27,820,529
Dividends.............................            --             --      (3,981,377)            --               --      (3,981,377)
Stock dividends.......................       937,034             --        (937,034)            --               --              --
Repurchase of capital stock...........            --             --        (128,604)            --         (686,818)       (815,422)
Sale of capital stock.................            --             --        (479,133)            --        1,065,322         586,189
Decrease in minority interest.........            --             --              --             --               --              --
Comprehensive income (loss)...........            --             --       4,316,743       (202,089)              --       4,114,654
                                        ------------   ------------   -------------   -------------   -------------   -------------
BALANCE AT DECEMBER 31, 2004..........  Ps.9,570,506   Ps.4,076,581   Ps.22,934,216   Ps.(2,562,063)  Ps.(6,294,667)  Ps.27,724,573
                                        ============   ============   =============   =============   =============   =============


                                          MINORITY         TOTAL
                                          INTEREST     STOCKHOLDERS'
                                         (NOTE 16)        EQUITY
                                        ------------   -------------
BALANCE AT JANUARY 1, 2002............  Ps.1,128,112   Ps.21,652,171
Shares issued.........................            --             448
Repurchase of capital stock...........            --         (40,572)
Increase in minority interest.........       118,285         118,285
Comprehensive income..................            --       1,593,058
                                        ------------   -------------
BALANCE AT DECEMBER 31, 2002..........     1,246,397      23,323,390
Dividends.............................            --        (601,555)
Share cancellation....................            --         474,708
Repurchase of capital stock...........            --      (5,368,555)
Sale of capital stock.................            --          75,420
Shares issued.........................            --       4,232,221
Decrease in minority interest.........      (111,762)       (111,762)
Comprehensive income..................            --       6,931,297
                                        ------------   -------------
BALANCE AT DECEMBER 31, 2003..........     1,134,635      28,955,164
Dividends.............................            --      (3,981,377)
Stock dividends.......................            --              --
Repurchase of capital stock...........            --        (815,422)
Sale of capital stock.................            --         586,189
Decrease in minority interest.........    (1,255,180)     (1,255,180)
Comprehensive income (loss)...........            --       4,114,654
                                        ------------   -------------
BALANCE AT DECEMBER 31, 2004..........  Ps. (120,545)  Ps.27,604,028
                                        ============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)
                                (NOTES 1 AND 2)

                                                                  2002            2003            2004
                                                              -------------   -------------   -------------
Operating activities:
  Consolidated net income...................................  Ps.   731,714   Ps. 3,655,962   Ps. 4,548,494
  Adjustments to reconcile net income to resources provided
    by (used for) operating activities:
    Equity in losses (earnings) of affiliates...............      1,264,161         (29,756)       (614,994)
    Depreciation and amortization...........................      1,585,577       1,604,412       2,075,004
    Write-off of long-lived assets and other amortization...      1,739,486         786,011         274,675
    Deferred taxes..........................................       (659,914)       (349,305)        572,359
    Loss (gain) on disposition of affiliates................         13,670        (468,966)        122,455
    (Income) loss from discontinued operations..............     (1,162,369)         67,487              --
    Cumulative loss effect of accounting change.............             --              --       1,021,590
                                                              -------------   -------------   -------------
                                                                  3,512,325       5,265,845       7,999,583
                                                              -------------   -------------   -------------
Changes in operating assets and liabilities:
  (Increase) decrease in:
    Trade notes and accounts receivable -- net..............       (322,518)       (760,692)         69,320
    Transmission rights and programming.....................       (162,559)        526,841         312,212
    Inventories.............................................         59,267          16,256        (108,818)
    Other accounts and notes receivable and other current
      assets................................................        654,836         (53,563)       (332,218)
  Increase (decrease) in:
    Customer deposits and advances..........................        367,952       1,876,379         539,303
    Trade accounts payable..................................        158,522         100,870        (605,452)
    Other liabilities, taxes payable and deferred taxes.....      1,321,169        (266,692)       (174,651)
    Pension plans and seniority premiums....................         20,026          71,713          63,507
                                                              -------------   -------------   -------------
                                                                  2,096,695       1,511,112        (236,797)
                                                              -------------   -------------   -------------
  Resources provided by operating activities................      5,609,020       6,776,957       7,762,786
                                                              -------------   -------------   -------------
Financing activities:
  Issuance of Senior Notes..................................      3,433,459              --              --
  Other (decrease) increase in debt -- net..................     (2,688,988)       (184,774)      1,880,331
  Repurchase and sale of capital stock......................        (40,572)     (4,818,427)       (229,233)
  Series "A" Shares of capital stock issued.................            448       4,232,221              --
  Dividends paid............................................             --        (601,555)     (3,981,377)
  Gain on issuance of shares of investee....................             --              --         107,870
  Minority interest.........................................        193,570          15,571         (51,422)
  Translation effect........................................       (266,829)       (323,510)        (48,716)
                                                              -------------   -------------   -------------
  Resources provided by (used for) financing activities.....        631,088      (1,680,474)     (2,322,547)
                                                              -------------   -------------   -------------
Investing activities:
  Due from affiliated companies -- net......................        540,261        (462,264)        (36,370)
  Investments...............................................      1,698,509        (641,357)       (239,193)
  Disposition of investments................................        789,001         564,907          36,291
  Investments in property, plant and equipment..............     (1,480,835)     (1,106,840)     (2,026,979)
  Disposition of property, plant and equipment..............        114,410         435,958         148,543
  Disposition of discontinued operations....................      2,395,259         (99,245)             --
  Goodwill and other intangible assets -- net...............     (7,194,403)       (522,276)         49,299
  Other assets..............................................          5,034          24,278         (98,451)
                                                              -------------   -------------   -------------
  Resources used for investing activities...................     (3,132,764)     (1,806,839)     (2,166,860)
                                                              -------------   -------------   -------------
  Net increase in cash and temporary investments............      3,107,344       3,289,644       3,273,379
  Net increase in cash and temporary investments of Innova's
    consolidation...........................................             --              --         467,859
  Cash and temporary investments at beginning of year.......      6,503,115       9,610,459      12,900,103
                                                              -------------   -------------   -------------
  Cash and temporary investments at end of year.............  Ps. 9,610,459   Ps.12,900,103   Ps.16,641,341
                                                              =============   =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
  (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004,
              EXCEPT PER CPO, PER SHARE AND EXCHANGE RATE AMOUNTS)

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

     The consolidated financial statements include the net assets and results of operations of all companies in which the Company has a controlling interest (subsidiaries). The consolidated financial statements also include the accounts of variable interest entities ("VIEs") in which the Group is deemed the primary beneficiary (see Notes 1(g) and 10). All significant intercompany balances and transactions have been eliminated from the financial statements.

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

  B)  MEMBERS OF THE GROUP

     At December 31, 2004, the Group consisted of the Company and various consolidated entities, including the following:

                                                   COMPANY'S
                                                  OWNERSHIP(1)    BUSINESS SEGMENTS(2)
                                                  ------------    --------------------
Telesistema Mexicano, S.A. de C.V. and
  subsidiaries..................................      100%       Television Broadcasting
                                                                 Pay Television Networks
                                                                 Programming Exports
Television Independiente de Mexico, S.A. de C.V.
  and subsidiaries..............................      100%       Television Broadcasting
Editorial Televisa, S.A. de C.V. and
  subsidiaries..................................      100%       Publishing
Grupo Distribuidoras Intermex, S.A. de C.V. and
  subsidiaries..................................      100%       Publishing Distribution
Innova, S. de R. L. de C.V. and subsidiaries
  (collectively, "Innova")(3)...................       60%       Sky Mexico
Empresas Cablevision, S.A. de C.V. and
  subsidiaries..................................       51%       Cable Television
Sistema Radiopolis, S.A. de C.V. and
  subsidiaries..................................       50%       Radio
Corporativo Vasco de Quiroga, S.A. de C.V. and
  subsidiaries..................................      100%       Other Businesses
CVQ Espectaculos, S.A. de C.V. and
  subsidiaries..................................      100%       Other Businesses

---------------

(1) Percentage of equity interest directly or indirectly held by the Company in the holding subsidiary.

(2) See Note 25 for a description of each of the Company's business segments.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

(3) Beginning April 1, 2004, the Group began to include in its consolidated financial statements the assets, liabilities and results of operations of Innova (see Notes 1(g) and 10).

     The Group's Television Broadcasting, Sky Mexico, Cable Television and Radio businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. At December 31, 2004, the expiration dates of the Group's concessions were as follows:

CONCESSIONS                                                      EXPIRATION DATES
-----------                                                  -------------------------
Television broadcasting...................................   In 2021
Sky Mexico................................................   In 2020 and 2026
Cable television..........................................   In 2029
Radio.....................................................   Various from 2005 to 2015

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

     Effective March 2002, the Group designated its net investment in Univision as an effective hedge of its Senior Notes due 2011 and 2032 for an aggregate amount of U.S.$600.0 million (Ps.6,689,400) (see Note 8). Consequently, beginning March 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt, being hedged by the Group's net investment in shares of Univision, is credited or charged directly to equity (other comprehensive income or loss).

  D)  TEMPORARY INVESTMENTS

     The Group considers all highly liquid investments with original maturities of one year or less, to be temporary investments. Temporary investments are valued at market value.

     As of December 31, 2003 and 2004, temporary investments consisted of fixed short-term deposits in commercial banks (primarily Mexican pesos and U.S. dollars), with an average yield of approximately 1.30% for U.S. dollar deposits and 7.07% for Mexican peso deposits in 2003, and approximately 1.42% for U.S. dollar deposits and 6.88% for Mexican peso deposits in 2004.

  E)  TRANSMISSION RIGHTS AND PROGRAMMING

     Programming is comprised of programs, literary works, production talent advances and films.

     Transmission rights and literary works are valued at the lesser of acquisition cost or net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, or net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

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

  F)  INVENTORIES

     Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Inventories are restated by using the NCPI factors and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price.

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

     Effective April 1, 2004, the Group adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." Adoption of FIN 46 is permitted under the scope of Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards." FIN 46, which became effective in 2004, requires the primary beneficiary of a variable interest entity ("VIE") to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The Group identified Innova as a VIE, and the Group as the primary beneficiary of the investment in Innova under the scope of FIN 46, and began to consolidate Innova's assets, liabilities and results of operations beginning April 1, 2004 (see Note 10). As of December 31, 2004, the Group does not have any other investments in entities it believes are VIEs for which the Company is the primary beneficiary. The Group will apply the consolidation requirements of FIN 46 in future periods if it owns any interest in any VIE or upon reconsideration whether it is the primary beneficiary of any VIE at each reporting date or whenever triggering events occur.

  H)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at acquisition cost and thereafter are restated to constant Mexican pesos using the NCPI, except for equipment of non-Mexican origin, which is restated using an

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date ("Specific Index").

     Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, 3 to 25 years for technical equipment and 5 to 20 years for other equipment.

  I)  GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets are recognized at cost and thereafter restated using the NCPI.

     Since January 1, 2003, the Group's trademarks and its television network concession have been deemed intangible assets with indefinite useful lives and ceased being amortized after December 31, 2002. Prior to 2003, trademarks and the television network concession were amortized over periods of 40 and 15 years, respectively.

     Since January 1, 2004, in connection with the Group's early adoption of Bulletin B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants ("MIPA"), the Group's goodwill has been deemed intangible asset with indefinite useful life and ceased being amortized after December 31, 2003. Prior to 2004, goodwill was amortized over periods of 20 years. Bulletin B-7 establishes the purchase method as the only method of accounting for the acquisition of a business, and changes the accounting treatment of goodwill, eliminating the amortization of goodwill and making it subject instead to annual impairment tests. Bulletin B-7 also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control. The adoption of these provisions in 2004 resulted in a reduction in the goodwill amortization charged to income for the year of approximately Ps.479,500.

     Indefinite-lived intangibles are subject to at least an annual assessment for impairment and, if circumstances indicate a possible impairment exists, a more frequent assessment. Other significant intangible assets with finite lives are amortized using the straight-line method over the following periods:

                                                                       YEARS
                                                         ---------------------------------
Licenses and software..................................  Various from 3 to 10
Financing costs........................................  Over the life of the related debt

  J)  IMPAIRMENT OF LONG-LIVED ASSETS

     Through December 31, 2003, the Group evaluated the recoverability of its long-lived assets to determine whether current events or circumstances warranted adjustment to the carrying value. Such evaluation was based on current and projected income and cash flows from operations as well as other economic and market variables (see Notes 7 and 20).

     Effective January 1, 2004, the Group adopted Bulletin C-15, "Impairment in the Value of Long-Lived Assets and their Disposal," issued by the MIPA, which establishes, among other things, the general criteria for the identification and, when applicable, the recording of impairment losses or decrease in the value of long-lived assets, tangible and intangible, including goodwill. In connection with the adoption of Bulletin C-15 in 2004, the Group did not recognize any cumulative loss effect of accounting change in its consolidated statement of income for the year ended December 31, 2004 (see Note 7).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  K)  CUSTOMER DEPOSITS AND ADVANCES

     Customer deposit and advance agreements for television advertising services provide that customers receive preferred prices, that are fixed for the contract period, for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day and type of programming.

     Customer deposits and advances are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances are restated to recognize the effects of inflation by using the NCPI.

  L)  STOCKHOLDERS' EQUITY

     The capital stock and other stockholders' equity accounts (other than the result from holding non-monetary assets account and the foreign currency translation adjustments account) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican pesos in purchasing power as of December 31, 2004.

  M)  REVENUE RECOGNITION

     The Group derives the majority of its revenues from media- and entertainment-related business activities both domestically and internationally. Revenues are recognized when the service is provided and collectibility is probable. A summary of revenue recognition policies by significant activity is as follows:

     - Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

     - Revenues from program services for pay television and licensed television programs are recognized when the programs are sold and become available for broadcast.

     - Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines and books are recognized when the merchandise is delivered, net of a provision for estimated returns.

     - Sky Mexico program service revenues, including advances from customers for future DTH program services and installation fees, are recognized at the time the DTH service is provided.

     - Cable television subscription, pay-per-view and installation fees are recognized in the period in which the services are rendered.

     - Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

     - Revenues from nationwide paging were recognized when the paging services were rendered.

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Increases or decreases in the seniority premium liability are made by the Group and are based upon actuarial calculations.

     Through December 31, 2004, severance obligations to dismissed personnel were charged to income in the year in which they were incurred. In January 2004, the MIPA issued a revised Bulletin D-3, "Labor Obligations," which requires, among other amendments, that severance obligations to dismissed personnel, other than those arising from restructurings, are recognized based upon actuarial calculations. In connection with this amendment to Bulletin D-3, which is effective on January 1, 2005, the Group estimated a severance liability of Ps.252,403 as of that date. The transition provisions of Bulletin D-3 allow for companies to fully charge the amount of the initial liability to the income statement as a change in accounting principle or alternatively, amortize the amount on a straight-line basis over the expected future employee relationship period. The Group recognized a severance liability of Ps.252,403, as of January 1, 2005, and a cumulative loss effect of accounting change in the amount of Ps.176,682, net of an income tax benefit of Ps.75,721, for the first quarter of 2005.

  O)  INCOME TAX

     The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

  P)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates, interest rates and inflation. According to Bulletin C-2 "Financial Instruments," derivative financial instruments that qualify for hedge accounting are recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the income statement. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the income statement.

     In April 2004, the MIPA issued Bulletin C-10, "Derivative Financial Instruments and Hedge Operations." Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative's fair value be recognized in current earnings unless specific hedge accounting criteria is met, in which case such changes will be recognized in current earnings or stockholders' equity (as accumulated other comprehensive income or loss) depending on the intended use of the derivative and the resulting designation. Bulletin C-10 requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. The Group is evaluating the effect of the adoption of Bulletin C-10 in 2005 in its consolidated financial statements.

  Q)  COMPREHENSIVE INCOME

     Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity which are from non-owner sources (see Note 15).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  R)  PRIOR YEARS' FINANCIAL STATEMENTS

     The Group's financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2004, by using a restatement factor derived from the change in the NCPI, which for 2002 and 2003 was 1.0937 and 1.0519, respectively. Had the alternative weighted average factor allowed under Mexican GAAP been applied to restate the Group's financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2002 and 2003 would have been 1.1089 and 1.0546, respectively.

     The NCPI at the following dates was:

December 31, 2001...........................................   97.354
December 31, 2002...........................................  102.904
December 31, 2003...........................................  106.996
December 31, 2004...........................................  112.550

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the most recent year.

2.  ACQUISITIONS AND DISPOSITIONS

     In February 2002, certain non-voting preferred shares of Univision stock acquired by the Group in December 2001, were converted into 10,594,500 shares of Univision Class "A" Common Stock. Following this conversion, the Group recognized an excess of the purchase price of U.S.$375.0 million paid by the Group over the carrying value of the Univision stock acquired of approximately U.S.$321.8 million (Ps.3,682,521) (see Notes 5, 9 and 22).

     In April 2002, the Group sold its Music Recording business to Univision in exchange for 6,000,000 shares of Univision Class "A" Common Stock and warrants (which expire in December 2017) to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class "A" Common Stock. In connection with the sale of this business, the Group recognized (i) an excess of the purchase price of U.S.$233.1 million (Ps.2,689,544) assigned to the shares of Univision common stock at the transaction date over the carrying value of the Univision stock acquired of approximately U.S.$197.6 million (Ps.2,248,287);
(ii) an acquisition cost of U.S.$2.0 million (Ps.22,890) for the warrants to purchase 100,000 shares of Univision common stock, as being the fair value assigned to this investment at the transaction date; and (iii) a gain (loss) on disposal of the music recording business of Ps.1,160,518 and (Ps.67,487), in 2002 and 2003, respectively, net of related costs, expenses and income taxes (see Notes 5, 9 and 22).

     In April 2002, the Group acquired an additional 50% interest in the capital stock of certain publishing distribution companies in Chile and Argentina, which were 50% owned by the Group before this acquisition, for an aggregate amount of U.S.$3.6 million (U.S.$2.7 million in cash and U.S.$0.9 million through an account payable due in April 2003), of which U.S.$3.1 million is related to the acquisition in Chile. Accordingly, beginning May 2002, these businesses became wholly-owned subsidiaries of the Company. The Group recognized related goodwill as a result of this acquisition in the amount of Ps.29,467 resulting from the excess of the purchase price over the carrying value of the related net assets of such companies.

     In August 2002, the Group sold all of its 21.99% minority interest in the capital stock of Red Televisiva Megavision, S.A. ("Megavision"), a broadcasting television company in Chile, for an aggregate amount of U.S.$4.2 million, of which U.S.$2.1 million was paid in cash and U.S.$2.1 million in the form of a receivable due in August 2003 and collateralized with the shares of Megavision previously owned by the Group. The Group recognized a pre-tax gain on this sale of approximately Ps.5,465, which represented

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
the excess of the proceeds over the carrying value of the net investment in Megavision at the transaction date.

     In October 2002, the Group acquired a 40% interest in Ocesa Entretenimiento, S.A. de C.V. ("OCEN"), a subsidiary of Corporacion Interamericana de Entretenimiento, S.A. de C.V. ("CIE"), which owns all the assets related to CIE's live entertainment business unit in Mexico, for a gross amount of approximately U.S.$104.7 million, of which approximately U.S.$67.0 million (Ps.740,267) was paid in cash in the fourth quarter of 2002, and the remaining balance of U.S.$37.7 million (Ps.431,472) was paid in March 2003. The Group recognized goodwill as a result of this minority interest acquisition in the amount of Ps.756,328 resulting from the excess of the purchase price over the estimated carrying value of the related net assets of OCEN. Under this agreement, the purchase price of this acquisition is subject to be adjusted based on a formula of EBITDA generated by OCEN (as defined) in a three-year period which will end on December 31, 2005. In the first quarter of 2003, the Group made an additional capital contribution to OCEN in the amount of Ps.56,188 (see Notes 5 and 17).

     During 2002, the Group sold certain non-strategic businesses of the television broadcasting and publishing segments for an aggregate amount of Ps.9,532, which included a sale transaction with a Company's director for an amount of Ps.1,920, and recognized in other expense a pre-tax loss in disposition of these businesses of Ps.33,518 (see Note 20).

     During 2003, the Group disposed its 10% minority interest in the capital stock of DTS Distribuidora de Television Digital, S.A. ("Via Digital"), a DTH venture in Spain. The disposal was effected by the Group through the sale of a portion of its interest in Via Digital with cash proceeds of approximately 27.5 million euros (Ps.417,690) and the exchange of its remaining investment in this venture for a de minimus interest in Sogecable S.A., a public pay television company in Spain. As a result of these transactions, the Group recognized a pre-tax gain of approximately 30.8 million euros (Ps.468,966), which represented the excess of the cash and non-cash proceeds over the carrying value of the Group's net investment in Via Digital at the transaction dates (see Note 20).

     In May 2003, The Company made initial capital contributions of U.S.$2.5 million (Ps.28,189) to TuTv, LLC, a 50% joint venture with Univision engaged in the distribution of the Company's Spanish-speaking programming packages in the United States.

     In June 2003, the Company completed the acquisition of all the outstanding equity of Telespecialidades, S.A. de C.V. ("Telespecialidades"), a company which was owned by the shareholders of Grupo Televicentro, S.A. de C.V. ("Televicentro"), the Group's controlling company. The total consideration paid in the third quarter of 2003 in connection with this acquisition was for the equivalent of U.S.$83.0 million (Ps.940,088), which was financed with cash on hand. At the time of acquisition, Telespecialidades net assets consisted principally of 4,773,849 shares of the Company's capital stock in the form of 1,591,283 CPOs, which securities were previously owned by Televicentro, and tax loss carryforwards for approximately Ps.7,062,177. Beginning June 30, 2003, the Group recognizes the Company's shares owned by Telespecialidades as a share repurchase.

     In April 2004, the Company sold its 30% minority interest in Grupo Europroducciones, S.A., a television programming producer in Spain, in the aggregate amount of approximately 7.5 million euros (Ps.116,246) in cash. As a result of this disposal, the Company recognized a net loss of approximately 8.0 million euros (Ps.122,455) as other expense in its consolidated statement of income for the year ended December 31, 2004.

     In November 2004, the Group sold its 51% interest in its nationwide paging service in Mexico. This transaction was approved by the Mexican regulatory authorities in March 2005. As a result of this disposal, the Group recognized a net loss of approximately Ps.5,105 as other expense in its consolidated statement of income for the year ended December 31, 2004.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     During the second half of 2004, the Group acquired certain companies in an aggregate amount of Ps.327,523 (Ps.230,636 in cash and Ps.96,887 through the capitalization of liabilities), which net assets at the time of acquisitions consisted principally of tax loss carryforwards in the amount of approximately Ps.3,134,191, of which Ps.2,519,154 were used by the Group in 2004 and Ps.615,037 are expected to be used by the Group in 2005. As a result of these acquisitions, the Group recognized in its consolidated statement of income for the year ended December 31, 2004, a net gain of approximately Ps.620,706 as an income tax benefit (see Note 21).

3.  TRADE NOTES AND ACCOUNTS RECEIVABLE

     Trade notes and accounts receivable as of December 31, 2003 and 2004, consisted of:

                                                              2003            2004
                                                          -------------   -------------
Non-interest bearing notes received as customer deposits
  and advances..........................................  Ps. 8,460,155   Ps. 8,557,396
Accounts receivable, including value-added tax
  receivables related to advertising services...........      3,507,990       3,794,584
Allowance for doubtful accounts.........................       (814,708)     (1,122,001)
                                                          -------------   -------------
                                                          Ps.11,153,437   Ps.11,229,979
                                                          =============   =============

4.  TRANSMISSION RIGHTS AND PROGRAMMING

     At December 31, 2003 and 2004, transmission rights and programming consisted of:

                                                                2003           2004
                                                            ------------   ------------
Transmission rights.......................................  Ps.4,366,784   Ps.4,182,509
Programming...............................................     4,264,824      3,903,109
                                                            ------------   ------------
                                                               8,631,608      8,085,618
                                                            ------------   ------------
Non-current portion of:
Transmission rights.......................................     2,230,831      2,153,763
Programming...............................................     2,682,187      2,337,945
                                                            ------------   ------------
                                                               4,913,018      4,491,708
                                                            ------------   ------------
Current portion of transmission rights, and programming...  Ps.3,718,590   Ps.3,593,910
                                                            ============   ============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

5.  INVESTMENTS

     At December 31, 2003 and 2004, the Group had the following investments:

                                                                              OWNERSHIP
                                                                               % AS OF
                                                                             DECEMBER 31,
                                                   2003           2004           2004
                                               ------------   ------------   ------------
ACCOUNTED FOR BY THE EQUITY METHOD:
Univision(1).................................  Ps.5,594,505   Ps.5,735,486       9.3%
OCEN (see Note 2)............................       481,455        500,159      40.0%
DTH TechCo Partners(2).......................        37,969           (806)     30.0%
Other........................................       185,073        153,970
                                               ------------   ------------
                                                  6,299,002      6,388,809
                                               ------------   ------------
OTHER INVESTMENTS:
Deposits in escrow(3)........................       156,375        140,404
DTH TechCo Partners(2).......................        90,595        140,285
Univision(1).................................        22,890         22,890
Other........................................        81,069         65,334
                                               ------------   ------------
                                                    350,929        368,913
                                               ------------   ------------
                                               Ps.6,649,931   Ps.6,757,722
                                               ============   ============

---------------

(1) The Group accounts for this investment under the equity method due to the Group's continued ability to exercise significant influence over Univision's operations. As of December 31, 2003 and 2004, the Group owned 16,594,500 shares Class "A" and 13,593,034 shares Class "T" of common stock of Univision, as well as warrants to acquire 6,374,864 shares Class "A" and 2,727,136 shares Class "T" of common stock of Univision (see Note 2). Substantially all of these warrants can be exercised at a price of U.S.$38.261 per share, and expire in December 2017. Any shares of Univision common stock owned by the Group and those shares of Univision common stock that may be purchased by the Group in connection with related warrants and warrant purchase agreements are intended to be held as equity securities accounted for under the equity method. The warrants to purchase 6,274,864 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "T" Common Stock are not accounted for at any cost since they were acquired by the Group as a consideration for surrendering certain governance rights previously held by the Group in Univision. In 2002, the Group recognized the acquisition cost of 100,000 warrants for an amount of Ps.22,890 as other investments since the shares that may be purchased through these instruments are intended to be held by the Group as an equity investment in Univision (see Notes 2 and 9). In September 2003, Univision and Hispanic Broadcasting Corporation ("HBC"), a leading Spanish-language radio group in the United States, completed a merger of their businesses. As a result of this merger, the Group (i) decreased its ownership in Univision from approximately 14.7% to 10.9% on a fully diluted basis; and (ii) increased the carrying value of its investment in Univision by recognizing a net other comprehensive income of approximately U.S.$250.6 million (Ps.2,958,940) in 2003 (see Note 15). The Group's ownership stake in Univision as of December 31, 2004, was approximately of 10.7% on a fully diluted basis. The quoted market price of Univision's common stock at December 31, 2003 and 2004, was U.S.$39.69 per share and U.S.$29.27 per share, respectively. The carrying value of the Group's net investment in Univision at December 31, 2004, which includes goodwill in the amount of Ps.5,552,363 (see Note 7), is in excess of the related quoted marked price as of that date. The Company believes

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
    that an impairment adjustment for a decline in the price of Univision's common stock at December 31, 2004 is not necessary since such decline is deemed temporary.

(2) General partnership engaged in providing technical services to DTH ventures in Latin America. During 2003 and 2004, the Group provided funding to DTH TechCo Partners ("TechCo") for approximately U.S.$7.5 million (Ps.88,659) and U.S.$4.5 million (Ps.49,693) in the form of long-term notes with principal and interest maturities in 2008, bearing annual interest rate of LIBOR plus 2.5%. As of December 31, 2003 and 2004, promissory notes and accrued interest receivable due from TechCo were approximately U.S.$7.7 million (Ps.90,596) and U.S.$12.6 million (Ps.140,285), respectively. Additionally, in the fourth quarter of 2004, the Group made a capital contribution to TechCo in the amount of U.S.$0.9 million (Ps.9,927).

(3) In connection with the disposal of a Group's investment in 1997, the Group granted collateral to secure certain indemnification obligations which consisted, at December 31, 2003 and 2004, of short-term securities of approximately U.S.$13.2 million (Ps.156,375) and U.S.$12.6 million (Ps.140,404), respectively. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimus amount. The collateral agreement will terminate in approximately three years (see Note
    12).

     In 2002, 2003 and 2004, the Group recognized in the consolidated statements of income equity in losses (earnings) of affiliates of Ps.1,264,161, (Ps.29,756), and (Ps.614,994), respectively, and in the consolidated other comprehensive income or loss (see Note 15), equity in the loss (gain) from holding non-monetary assets of affiliates of Ps.17, (Ps.66) and (Ps.12), respectively, equity in the translation loss (gain) effect of affiliates of Ps.116,996, (Ps.162,708) and Ps.145,464, respectively, and in 2003 and 2004, equity in the gain on issuance of shares of associates of Ps.3,032,876 and Ps.11,735, respectively.

6.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31, 2003 and 2004, consists of:

                                                              2003            2004
                                                          -------------   -------------
Buildings...............................................  Ps. 7,532,458   Ps. 7,555,707
Buildings improvements..................................      1,719,478       1,664,567
Technical equipment.....................................     11,991,044      13,888,627
Satellite transponders..................................             --       1,659,346
Furniture and fixtures..................................        591,899         567,453
Transportation equipment................................      1,141,075       1,118,352
Computer equipment......................................        963,800       1,154,406
                                                          -------------   -------------
                                                             23,939,754      27,608,458
Accumulated depreciation................................    (11,892,933)    (12,785,009)
                                                          -------------   -------------
                                                             12,046,821      14,823,449
Land....................................................      3,717,960       3,704,367
Construction in progress................................        645,718         631,751
                                                          -------------   -------------
                                                          Ps.16,410,499   Ps.19,159,567
                                                          =============   =============

     At December 31, 2003 and 2004, the Group's Mexican subsidiaries had technical equipment, transportation equipment and computer equipment of non-Mexican origin totaling Ps.3,078,718 and Ps.4,709,900, respectively, net of accumulated depreciation (see Note 1(h)).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Had the NCPI been applied to restate all of the Group's net equipment, the net balance of property, plant and equipment as of December 31, 2003 and 2004 would have been Ps.17,021,817 and Ps.19,787,889, respectively.

     Depreciation charged to income in 2002, 2003 and 2004 was Ps.1,100,536, Ps.1,347,953 and Ps.1,809,809, respectively, of which Ps.146,820 was recognized in 2003 as non-recurring charges in connection with the disposal of the nationwide paging business (see Note 19).

     Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with PanAmSat Corporation ("PanAmSat") for 12 KU-band transponders on PanAmSat's satellite PAS-9 (see Note 8). As of December 31, 2004, satellite transponders, net of accumulated depreciation, amounted to Ps.1,179,979.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS -- NET

     The balances of goodwill and other intangible assets as of December 31, 2003 and 2004, were as follows (see Note 1(i)):

                                        NET CARRYING                                    NET CARRYING
                                        AMOUNT AS OF                                    AMOUNT AS OF
                                        DECEMBER 31,   GROSS CARRYING    ACCUMULATED    DECEMBER 31,
                                            2003           AMOUNT       AMORTIZATION        2004
                                        ------------   --------------   -------------   ------------
Intangible assets with finite lives:
  Licenses and software...............  Ps.  365,492    Ps.1,019,750    Ps.  (740,004)  Ps.  279,746
  Deferred financing cost.............       149,130         396,578         (235,979)       160,599
  Other...............................       151,554         224,735         (109,457)       115,278
                                        ------------    ------------    -------------   ------------
                                             666,176    Ps.1,641,063    Ps.(1,085,440)       555,623
                                        ------------    ------------    -------------   ------------
Intangible assets with indefinite
  lives:
  Goodwill............................     7,960,826                                       7,520,966
  Trademarks..........................       467,546                                         496,835
  Television network concession.......       583,172                                         583,172
                                        ------------                                    ------------
                                           9,011,544                                       8,600,973
                                        ------------                                    ------------
                                        Ps.9,677,720                                    Ps.9,156,596
                                        ============                                    ============

     Amortization of intangible assets (other than goodwill) charged to income in 2002, 2003 and 2004, was Ps.578,993, Ps.438,011 and Ps.309,870, respectively, of which Ps.51,155 and Ps.2,655 in 2002 and 2003, respectively, were recorded as other cost and expenses (see Note 20), Ps.35,371, Ps.32,077 and Ps.31,726, respectively, were recorded as interest expense (see Note 18) and Ps.7,426 and Ps.12,949 in 2002 and 2004, respectively, were recorded as non-recurring charges in connection with the extinguishment of long-term debt (see Note 19).

     Amortization of goodwill in 2002 and 2003 was Ps.478,843 and Ps.484,605, respectively, which was recorded in other expense (see Note 20).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2004, were as follows:

                                                              FOREIGN
                             BALANCE AS OF                   CURRENCY      ALLOCATED                  BALANCE AS OF
                             DECEMBER 31,                   TRANSLATION   (ADJUSTED)    IMPAIRMENT    DECEMBER 31,
                                 2003        ACQUISITIONS   ADJUSTMENTS    GOODWILL     ADJUSTMENTS       2004
BUSINESS SEGMENTS:           -------------   ------------   -----------   -----------   -----------   -------------
Television broadcasting....  Ps.1,238,468     Ps.    --     Ps.      --   Ps.      --   Ps.      --   Ps.1,238,468
Publishing distribution....       176,607            --          (3,831)           --      (172,776)            --
Other businesses...........        35,322            --              --            --            --         35,322
Equity-method investees....     6,510,429            --        (139,390)     (106,742)      (17,121)     6,247,176
                             ------------     ---------     -----------   -----------   -----------   ------------
                             Ps.7,960,826     Ps.    --     Ps.(143,221)  Ps.(106,742)  Ps.(189,897)  Ps.7,520,966
                             ============     =========     ===========   ===========   ===========   ============
Trademarks (Publishing)....  Ps.  467,546     Ps.81,132     Ps. (11,740)  Ps.      --   Ps. (40,103)  Ps.  496,835
                             ============     =========     ===========   ===========   ===========   ============

     In 2002 and 2003, write-offs of unamortized goodwill in the amount of Ps.1,166,689 and Ps.119,853, respectively, were recognized in connection with the recoverability evaluation of certain long-lived assets of the Group (see
Note 20). In 2002, the write-off of unamortized goodwill was primarily related to the operations of a television broadcasting subsidiary in San Diego.

     During 2004, the Group tested for impairment the carrying value of goodwill and other intangible assets. As a result of such testing, impairment adjustments were made to goodwill related primarily to the Group's Publishing Distribution segment and trademarks in the amount of Ps.189,897 and Ps.40,103, respectively. For purposes of the goodwill impairment test, the fair value of the related reporting unit was estimated using the expected present value of future cash flows. These impairment adjustments were recognized in income as non-recurring charges for the year ended December 31, 2004.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

8.  DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

     As of December 31, 2003 and 2004, debt and satellite transponder lease obligation outstanding were as follows:

                                                              2003            2004
                                                          -------------   -------------
U.S. dollars:
  11.875% Series "B" Senior Notes due 2006(1)(3)........  Ps.    63,088   Ps.    59,569
  8.625% Senior Notes due 2005(2)(3)....................      2,361,534       2,229,800
  8% Senior Notes due 2011(2)(3)........................      3,542,300       3,344,700
  8.50% Senior Notes due 2032(2)(3).....................      3,542,300       3,344,700
  Innova's 12.875% Senior Notes due 2007(8).............             --         981,112
  Innova's 9.375% Senior Notes due 2013(4)..............             --       3,344,700
  U.S.$100 million syndicated term loan(7)..............      1,180,767              --
  Other(5)..............................................         96,603         105,119
                                                          -------------   -------------
                                                             10,786,592      13,409,700
                                                          -------------   -------------
Mexican pesos:
  UDI-denominated Notes due 2007(6).....................      3,829,263       3,838,729
  Long-term loans(7)....................................        841,526       3,882,460
  Innova's long-term loan(8)............................             --       1,012,000
  Other bank loans(9)...................................        308,220          96,000
                                                          -------------   -------------
                                                              4,979,009       8,829,189
                                                          -------------   -------------
Other currency debt.....................................          1,885           2,001
                                                          -------------   -------------
  Total debt............................................     15,767,486      22,240,890
  Less: Long-term debt maturities.......................     15,467,489      18,943,799
                                                          -------------   -------------
  Current portion of long-term debt.....................  Ps.   299,997   Ps. 3,297,091
                                                          =============   =============
Innova's satellite transponder lease obligation(10).....  Ps.        --   Ps. 1,395,358
Less: Long-term maturities..............................             --       1,324,615
                                                          -------------   -------------
Current portion of satellite transponder lease
  obligation............................................  Ps.        --   Ps.    70,743
                                                          =============   =============

---------------

 (1) These securities are unsecured, unsubordinated obligations of the Company, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future liabilities of the Company's subsidiaries.

 (2) These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. The agreement of these Senior Notes contains certain covenants that limit the ability of the Company and its restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

 (3) Interest on Series "B" Senior Notes due 2006, and Senior Notes due 2005, 2011 and 2032, including additional amounts payable in respect of certain Mexican withholding taxes, is 12.49%, 9.07%, 8.41% and 8.94% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company.

 (4) In September 2003, Innova completed the offering of these U.S.$300.0 million Senior Notes, bearing an interest at a coupon rate of 9.375%, payable semi-annually. These securities are unsecured and unsubordinated indebtedness of Innova and contain certain restrictive covenants for Innova on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. Innova may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. Additionally, on or before September 19, 2006, Innova may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of these Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

 (5) Includes notes payable to banks, bearing annual interest rates which vary between 0.35 and 2.00 points above LIBOR. The maturities of this debt at December 31, 2004, are various from 2005 to 2010.

 (6) Notes denominated in Mexican Investment Units ("Unidades de Inversion" or "UDIs"), representing 1,086,007,800 UDIs, with an annual interest rate of 8.15% and maturity in 2007. Interest on these notes is payable semi-annually. The balance as of December 31, 2003 and 2004 includes restatement of Ps.673,539 and Ps.838,729, respectively. The UDI value as of December 31, 2004, was of Ps.3.534716 per UDI.

 (7) In May 2003, May 2004 and October 2004, the Company entered into long-term credit agreements with a Mexican bank in an aggregate amount of Ps.800,000, Ps.1,162,500 and Ps.2,000,000, respectively, with maturities in 2004, 2006 and 2008; in 2009; and in 2010 and 2012, respectively, and bearing annual interest rates of 8.925% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness, 9.70% and 10.35%, respectively, and payable on a monthly basis. The net proceeds of the long-term loans were primarily used to pay amounts outstanding under the Series "A" Senior Notes which matured in May 2003, to prepay in 2004 all of the outstanding amounts of the U.S.$100 million syndicated long-term loan which originally matured in 2005 and 2006, and are intended to be used to refinance certain Company's debt maturing in 2005. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

 (8) In December 2004, Innova entered into a long-term credit agreement with a Mexican bank in the aggregate principal amount of Ps.1,012.0 million, which matures partially (50%) in 2010 and the remainder (50%) in 2011, and is guaranteed by the Company and News Corporation ("News Corp.") at 51% and 49%, respectively. Interest on this loan is 10.55% per annum, and is payable on a monthly basis. In January 2005, the net proceeds of this loan were used by Innova to prepay all of the outstanding amounts of the U.S.$88.0 million Senior Notes due in 2007. Accordingly, this U.S.$88.0 million long-term debt has been classified as short-term debt in the Group's consolidated balance sheet as of December 31, 2004.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

 (9) Includes a long-term loan payable to a Mexican bank with outstanding balances of Ps.120,411 at December 31, 2003, with equal quarterly installments ending July 2004, and bearing an annual interest rate of the Mexican interbank rate plus 45 basis points, payable on a monthly basis. The 2003 and 2004 balance also includes a long-term loan of Ps.168,305 and Ps.96,000, respectively, granted by a commercial Mexican bank in 2001 to refinance the redemption of the Company's Senior Discount Debentures then outstanding, with principal and interest thereof payable on a quarterly basis through May 2006 and annual interest rate equal to the Mexican interbank rate plus 30 basis points. The terms of this loan include certain financial ratios and covenants. The maturities of these loans at December 31, 2004 are various from 2005 to 2006.

(10) Innova is committed to pay a monthly fee of U.S.$1.7 million per month under an agreement entered into with PanAmSat Corporation in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite PAS-9, which became operational in September 2000. The service term for PAS-9 will end at the earlier of (a) the end of 15 years or (b) the date PAS-9 is taken out of service. The present value of Innova future obligations from the PAS-9 agreement was determined using the Innova incremental borrowing rate at the lease commencement date of 11.5% (see Note 6). Through September 2004, the obligations of Innova under the PAS-9 agreement were proportionately guaranteed by the Company and the other Innova equity owners in relation to their respective ownership interests. Beginning October 2004, this obligation is being guaranteed by the Company at 51% (see Note 12).

  SUBSEQUENT EVENT

     On March 18, 2005, the Company issued U.S.$400.0 million aggregate principal amount of 6.625% Senior Notes due 2025, which were priced at 98.081% for a yield to maturity of 6.802%. In connection with this financing, the Company entered into a derivative transaction to hedge against interest rate increases, netting the yield to maturity to approximately 6.74%. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97% per annum, and is payable semi-annually. The net proceeds of that offering, together with cash on hand, will be used to fund the Group's tender offers made on March 15, 2005 for any or all of the U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011 and the Mexican peso equivalent of the aggregate principal amount of 8.15% UDI-denominated Notes due 2007. The tender offers for the Senior Notes due 2011 and the UDI-denominated Notes due 2007 will expire on March 21, 2005 and March 23, 2005, respectively.

  MATURITIES OF DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

     Debt maturities for the years subsequent to December 31, 2004, are as follows:

2005........................................................  Ps. 3,297,091
2006........................................................        351,378
2007........................................................      3,856,872
2008........................................................        493,193
2009........................................................      1,168,115
Thereafter..................................................     13,074,241
                                                              -------------
                                                              Ps.22,240,890
                                                              =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Future minimum payments under satellite transponder lease obligation for the years subsequent to December 31, 2004, are as follows:

2005........................................................   Ps. 227,440
2006........................................................       227,440
2007........................................................       227,440
2008........................................................       227,440
2009........................................................       227,440
Thereafter..................................................     1,293,244
                                                              ------------
                                                                 2,430,444
Less: amount representing interest..........................     1,035,086
                                                              ------------
                                                              Ps.1,395,358
                                                              ============

9.  FINANCIAL INSTRUMENTS

     The Group's financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable, accounts payable, debt and derivative instruments. For cash, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value.

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The estimated fair values of the Group's financial instruments at December 31, 2003 and 2004 were as follows:

                                                    2003                             2004
                                       ------------------------------   ------------------------------
                                       CARRYING VALUE    FAIR VALUE     CARRYING VALUE    FAIR VALUE
                                       --------------   -------------   --------------   -------------
ASSETS:
  Univision warrants (see Note 5)....   Ps.   22,890    Ps. 2,613,757    Ps.   22,890    Ps. 1,470,419

LIABILITIES:
  Senior Notes due 2005, 2011 and
     2032............................      9,446,134       10,454,450       8,919,200       10,027,745
  Other long-term debt securities....         63,088           71,885       4,385,381        4,863,183
  UDI-denominated long-term
     securities......................      3,829,263        4,334,161       3,838,729        4,159,632
  Long-term notes payable to Mexican
     banks...........................        841,526          888,140       4,894,460        5,031,864
  U.S.$100 million term loan.........      1,180,767        1,087,793              --               --

DERIVATIVE FINANCIAL INSTRUMENTS:
ASSETS:
  UDI forwards(1)....................             --               --         101,543          141,902

LIABILITIES:
  Innova's interest rate swaps(2)....             --               --              --           11,807
  Foreign currency forwards(3).......         23,305           23,305          24,149           42,481
  Interest rate swaps(4).............          9,410            9,410          19,639           31,778

---------------

(1) In connection with the notes denominated in Mexican Investment Units ("Unidades de Inversion" or "UDIs"), during April, 2004, the Company entered into forward contracts with three financial institutions covering the total amount of UDIs payable at the maturity of the notes in 2007, through these contracts, the Company fixed the price of the UDI at Ps.3.41067 in exchange for payments of interest over the notional amount in pesos at an average rate of 4.06% with half-yearly payments. As of December 31, 2004, the Company recorded a net benefit of Ps.101,543 derived from the difference in the price of the UDI published by the Mexican Central Bank at that date and the price fixed in those contracts.

(2) In February 2004, Innova entered into coupon swap agreements to hedge a portion of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Innova receives semi-annual payments calculated based on the aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and Innova makes monthly payments calculated based on an aggregate notional amount of approximately Ps.3,282,225 at an annual rate of 10.25%. These transactions will terminate in September 2008.

(3) As of December 31, 2004, the Company entered into forward contracts with diverse financial institutions to buy U.S.$150.0 million of the Senior Notes due 2005 for hedge purposes. The average price fixed in these agreements is Ps.11.79 per U.S. dollar. As a result of the depreciation of the exchange rate of the U.S. dollar in relation to the Mexican peso, as of December 31, 2004, the Company recorded a loss for Ps.24,149 in the integral cost of financing (foreign exchange gain or loss), which was calculated by comparing the spot exchange rates at the beginning of each contract with the exchange rate of the balance sheet date at year-end.

(4) In connection with the Senior Notes due 2011, in the fourth quarter of 2002, the Company entered into an interest rate swap agreement with a financial institution in a notional amount of

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

    U.S.$100.0 million. This agreement involved the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The Company has recorded the change in value of this agreement in the integral cost of financing (interest expense). In June 2003, the Company decided to unwind this agreement and received an amount in cash of approximately U.S.$4.6 million, which was recognized as a benefit from this transaction.

     In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011 and 2032, during 2004, the Company entered into interest rate swap agreements with various financial institutions. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount of U.S.$550.0 million at an average annual rate of 8.27% and the Company makes semi-annual payments based on an aggregate notional amount of approximately Ps.6,177,000 at an average annual rate of 9.26%, without an exchange of the notional amount upon which the payments are based. As of December 31, 2004, the Company recorded a loss in the integral cost of financing (foreign exchange loss) derived of comparing the interest payable calculated at the exchange rate of the balance sheet date at year-end.

10.  DTH JOINT VENTURE PROVISIONS

     DTH joint venture provisions resulted from the Group's investments in Innova and Sky Multi-Country Partners ("SMCP"), and the equity in losses of these joint ventures recognized by the Group in excess of such investments and up to the amount of the guarantees made by the Group in connection with certain satellite transponder obligations of Innova and SMCP (see Notes 1(g) and 12). As of December 31, 2003 and 2004, DTH joint venture provisions were as follows:

                                                                2003           2004
                                                            ------------   ------------
Innova(1)(3)..............................................  Ps.  926,769   Ps.       --
SMCP(2)(3)................................................       434,404             --
                                                            ------------   ------------
                                                            Ps.1,361,173   Ps.       --
                                                            ============   ============

---------------

(1) Joint venture engaged in providing DTH broadcast satellite pay television services in Mexico, in which the Group has a 60% interest. During 2002 the Group provided long-term loans to Innova in the amount of approximately U.S.$17.7 million (Ps.202,574), bearing annual interest rate of 9.0%. In September 2003, the Group capitalized all of the amounts outstanding of long-term notes and interest receivable from Innova in connection with its 60% interest in this joint venture for an aggregate amount of U.S.$234.5 million (Ps.2,737,875). Through March 31, 2004, the Group accounted for its investment in Innova by applying the equity method, and recognized equity in losses in excess of its investment up to the amount of the guarantees made by the Group in connection with certain capital lease obligations of Innova. Beginning April 1, 2004, in accordance with the guidelines of the FIN 46, the Group began to include in its consolidated financial statements the assets, liabilities and results of operations of Innova, since the Group is considered the primary beneficiary of the risks and residual return of this variable interest entity (see Note 1 (g)). As a result of this accounting change, the Group recognized at April 1, 2004, a consolidated cumulative loss effect of Ps.1,021,590, net of income tax in the amount of Ps.309,093, in its consolidated statement of income for the year ended December 31, 2004, primarily in connection with Innova's accumulated losses not recognized by the Group in prior years and the first quarter of 2004.

(2) General partnership engaged in providing DTH broadcast satellite pay television services in Latin America outside of Mexico and Brazil, in which the Group has a 30% interest. The Group liability position in SMCP as of December 31, 2003, was net of long-term receivables due from SMCP of

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
    approximately U.S.$13.1 million (Ps.155,169), in connection with loans provided to SMCP by the Group in 2003. Capital contributions made to SMCP by the Group in 2002 amounted to U.S.$14.8 million (Ps.169,441). In 2001, News Corp. made equity contributions in this partnership on behalf of the Group in the amount of U.S.$15.0 million (Ps.177,115), and in 2004, News Corp. contributed this same amount due from the Group as additional paid-in capital in Innova, from which the Group recognized a gain on issuance of shares of Ps.107,870 as other accumulated comprehensive income for the year ended December 31, 2004 (see Notes 15 and 17). In the fourth quarter of 2003, a portion of the SMCP liability provision was reversed by the Group for an amount of approximately U.S.$38.9 million (Ps.459,571) in connection with the expected reduction of the SMCP lease obligation being guaranteed by the Group, resulting from a technical failure that shortened the remaining useful life of the satellite being leased by SMCP. This reversal was recognized by the Group as equity in earnings of affiliates in the consolidated income statement for the year ended December 31, 2003. During 2004, the Group provided funds to SMCP in the form of loans in the amount of approximately U.S.$7.2 million (Ps.80,273).

(3) In October 2004, in conjunction with a series of agreements entered into by the Group with DirecTV Group, Inc. ("DirecTV") and News Corp., the Group announced among other matters, that (a) DirecTV Mexico sold its subscriber list to Sky Mexico (see Note 12); (b) News Corp. received an option to purchase an equity stake in Sky Mexico; (c) the Group will acquire 2/3 of Liberty Media's 10% equity interest in Sky Mexico for a net amount of approximately U.S.$48.0 million, while News Corp. has agreed to acquire the remaining portion; and (d) the Group agreed to sell, subject to certain conditions, its 30% equity interest in SMCP, releasing the Group from its satellite transponder guarantee. As a result of these transactions, the Group's equity stake in Sky Mexico could be marginally reduced from 60% to 57%, and News Corp.'s stake could increase from 30% to 43%. Additionally, the Group executed new agreements for the transmission of the Group's channels on Sky Mexico and DirecTV Latin America, and Sky Mexico has the option to extend the DTH business in Central America and certain Caribbean countries. As a result of these agreements, in 2004, the Group cancelled the provision for its guarantee in connection with satellite transponders of SMCP in the amount of approximately Ps.345,641, and recognized the benefit as equity in earnings of affiliates in the year ended December 31, 2004.

11.  PENSION PLANS AND SENIORITY PREMIUMS

     Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans for substantially all of their employees. Additionally, the Group has a defined benefit pension plan for executives. All pension benefits are based on salary and years of service rendered.

     Under the provisions of the Mexican labor law, seniority premiums are payable based on salary and years of service, to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age employees are no longer eligible for seniority premiums.

     Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age
65. The Group has used a 4% discount rate, 2% salary scale, and 5% return on assets rate for 2002, 2003 and 2004. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. No cash contributions to the trusts were made by the Group in 2001. In the fourth quarter of 2003 and third quarter of 2004, the Group made a cash contribution of approximately Ps.37,940 and Ps.69,939, respectively, to its pension and seniority premium plans. Plan assets were invested in a portfolio that

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
primarily consisted of equity and debt securities (including shares of the Company) as of December 31, 2003 and 2004. Pension and seniority premium benefits are paid when they become due.

     The pension and seniority premium plan liability as of December 31, 2003 and 2004, was as follows:

                                                                2003          2004
                                                             -----------   -----------
SENIORITY PREMIUM PLAN
Actuarial present value of benefit obligations:
  Vested benefit obligations...............................  Ps. 137,270   Ps. 155,076
  Nonvested benefit obligations............................      120,930        66,622
                                                             -----------   -----------
  Accumulated benefit obligation...........................      258,200       221,698
  Benefit attributable to projected salaries...............       23,593        16,909
                                                             -----------   -----------
  Projected benefit obligation.............................      281,793       238,607
  Plan assets..............................................      301,585       354,251
                                                             -----------   -----------
  Plan assets in excess of projected benefit obligation....       19,792       115,644
                                                             -----------   -----------
Items to be amortized over a 12-year period:
  Transition obligation....................................      154,455       134,521
  Unrecognized prior service cost..........................      (65,534)     (106,339)
  Unrecognized net loss from experience differences........      140,274        70,400
                                                             -----------   -----------
                                                                 229,195        98,582
                                                             -----------   -----------
Net projected asset........................................      248,987       214,226
                                                             -----------   -----------
PENSION PLAN
Actuarial present value of benefit obligations:
  Vested benefit obligations...............................  Ps. 215,066   Ps. 225,671
  Nonvested benefit obligations............................      268,621       271,451
                                                             -----------   -----------
  Accumulated benefit obligation...........................      483,687       497,122
  Benefit attributable to projected salaries...............      130,629       130,190
                                                             -----------   -----------
  Projected benefit obligation.............................      614,316       627,312
  Plan assets..............................................      633,296       763,201
                                                             -----------   -----------
  Plan assets in excess of projected benefit obligation....       18,980       135,889
                                                             -----------   -----------
Items to be amortized over a 19-year period:
  Transition obligation....................................      139,675       131,915
  Unrecognized prior service cost..........................      (18,487)      (16,092)
  Unrecognized net loss from experience differences........     (189,428)     (329,718)
                                                             -----------   -----------
                                                                 (68,240)     (213,895)
                                                             -----------   -----------
Net projected liability....................................      (49,260)      (78,006)
                                                             -----------   -----------
Total labor assets in the balance sheet (other non-current
  assets)..................................................  Ps. 199,727   Ps. 136,220
                                                             ===========   ===========

     The net pension and seniority premium cost for 2002, 2003 and 2004 was Ps.129,968, Ps.129,812 and Ps.84,775, respectively.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

12.  COMMITMENTS AND CONTINGENCIES

     At December 31, 2004, the Group had commitments in an aggregate amount of Ps.692,439, of which Ps.599,418 related to commitments to Sky Mexico projects, Ps.45,142 were construction commitments for building improvements and technical facilities, Ps.32,527 were commitments for the acquisition of software and related services, and Ps.15,352 related to purchase commitments to acquire television technical equipment.

     In September 2001, the Company entered into a 50/50 programming joint venture with Endemol, a world leading content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2004, the Group has commitments to acquire from Endemol programming formats through this venture for up to U.S.$24.5 million through 2006.

     At December 31, 2004, the Group made a commitment to acquire a subscriber list from DirecTV for its Sky Mexico business, subject to certain conditions, for up to Ps.621,112, which amount will be recognized as a liability in 2005, as the subscribers on the list become official subscribers under the terms of the related agreement (see Note 10).

     The Group has granted collateral in connection with certain indemnification obligations (see Note 5), which includes a deposit of U.S.$12.6 million of short-term securities as of December 31, 2004.

     In June 2003, the Company was notified by the Mexican tax authority, of a federal tax claim made against the Company for approximately Ps.960,657, including penalties and surcharges, for an alleged asset tax liability for the year 1994. The Company believes it has meritorious defense against this claim.

     The Company has guaranteed approximately Ps.516,120, representing 51% of Innova's obligation for a long-term credit agreement (see Note 8).

     Furthermore, the Group has guaranteed certain financing and lease obligations of TechCo (see Note 5) for an amount of approximately U.S.$9.9 million (undiscounted). At December 31, 2004, the Group had commitments for capital contributions and/or providing funds in the form of long-term loans in 2005 to TechCo, for up to U.S.$7.0 million.

     At December 31, 2004, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

                                                              THOUSANDS OF
                                                              U.S. DOLLARS
                                                              ------------
2005........................................................  U.S.$18,264
2006........................................................       15,837
2007........................................................       11,362
2008........................................................        7,555
2009 and thereafter.........................................       24,333
                                                              -----------
                                                              U.S.$77,351
                                                              ===========

     In October 2004, in conjunction with a series of agreements entered into by the Company with DirecTV and News Corp., the Company entered into an amended and restated guarantee related to Innova's minimum commitment for use of transponders over a period ending 2015, pursuant to which the proportionate share of Innova's transponder lease obligation guaranteed by the Company was reduced from 60% to 51%, and will remain at 51% until the Group's percentage ownership of Innova is adjusted. This guarantee is estimated to be an aggregate of approximately U.S.$111.8 million (undiscounted) as of December 31, 2004 (see Notes 8 and 10).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     In the fourth quarter of 2001, a former U.S. subsidiary of the Company received final proposed adjustments in connection with U.S. Internal Revenue Service audits for fiscal periods ended in 1995, 1996 and 1997. As a result of these audits, the Group made U.S. federal and state income tax and interest payments in 2001 and 2003 of approximately U.S.$14.0 million (Ps.148,898) and U.S.$1.8 million (Ps.20,393), respectively. As of December 31, 2004, the Group has accrued Ps.37,148 representing the Group's estimate of state and other tax liabilities in connection with these matters. These matters did not have, and the Group does not expect that they will have, a material adverse effect on its financial condition or results of operations.

     There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group's management, none of these proceedings will have a material adverse effect on the Group's financial position or results of operations.

13.  CAPITAL STOCK, STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN

 CAPITAL STOCK

     The Company has four classes of capital stock: Series "A" Shares, Series "B" Shares, Series "D" Shares and Series "L" Shares, with no par value. The Series "A" Shares and Series "B" Shares are common shares. The Series "D" Shares are limited-voting and preferred dividend shares, with a preference upon liquidation. The Series "L" Shares are limited-voting shares.

     At December 31, 2004, shares of capital stock and CPOs consisted of (in thousands):

                                     REPURCHASED                     ACQUIRED BY A
                       AUTHORIZED      BY THE       ACQUIRED BY A    SUBSIDIARY OF
                       AND ISSUED      COMPANY     COMPANY'S TRUST    THE COMPANY    OUTSTANDING
                       -----------   -----------   ---------------   -------------   -----------
Series "A" Shares....  124,736,245     (387,315)      (7,406,648)     (2,333,895)    114,608,387
Series "B" Shares....   60,269,683     (340,837)      (4,019,585)     (1,619,642)     54,289,619
Series "D" Shares....   92,133,721     (542,241)      (2,677,881)     (2,543,811)     86,369,788
Series "L" Shares....   92,133,721     (542,241)      (2,677,881)     (2,543,811)     86,369,788
                       -----------   ----------      -----------      ----------     -----------
Total shares.........  369,273,370   (1,812,634)     (16,781,995)     (9,041,159)    341,637,582
                       -----------   ----------      -----------      ----------     -----------
Shares in the form of
  CPOs(1)(2).........  307,989,156   (1,812,634)      (8,951,772)     (8,503,596)    288,721,153
                       -----------   ----------      -----------      ----------     -----------
CPOs(1)(2)...........    2,632,386      (15,493)         (76,511)        (72,680)      2,467,702
                       ===========   ==========      ===========      ==========     ===========

---------------

(1) The Company's shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates ("CPOs"), each CPO representing 117 shares comprised of 25 Series "A" Shares, 22 Series "B" Shares, 35 Series "D" Shares and 35 Series "L" Shares; and in the United States in the form of Global Depositary Shares ("GDS"), each GDS representing twenty CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series "A", Series "B" and Series "D" Shares.

(2) In connection with the Company's Recapitalization in July 2004, the Company issued 312,880,056 additional CPOs by combining 7,822,001,400 Series "A" Shares, 6,883,361,232 Series "B" Shares, 10,950,801,960 Series "D" Shares
    and 10,950,801,960 Series "L" Shares, not in the form of CPOs, which were owned by certain shareholders. Additionally, in October 2004, the Company issued 79,956,795 additional CPOs by combining 1,998,919,875 Series "A" Shares, 1,759,049,490 Series "B" Shares, 2,798,487,825 Series "D" Shares and 2,798,487,825 Series "L" Shares, not in the form of CPOs, which were acquired by a Company's trust (equivalent to 76,510,876 CPOs) and a Company's subsidiary (equivalent to 3,445,919 CPOs).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Under the Company's bylaws, the Company's Board of Directors consists of 20 members, of which the holders of Series "A" Shares, Series "B" Shares, Series "D" Shares and Series "L" Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.

     Holders of Series "D" Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034177575 per share) before any dividends are payable in respect of Series "A" Shares, Series "B" Shares or Series "L" Shares. Holders of Series "A" Shares, Series "B" Shares and Series "L" Shares are entitled to receive the same dividends as holders of Series "D" Shares if shareholders declare dividends in addition to the preferred dividend that holders of Series "D" Shares are entitled to. If the Company is liquidated, Series "D" Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps.0.00683551495 per share) before any distribution is made in respect of Series "A", Series "B" Shares and Series "L" Shares.

     In September 2002, in connection with the approval of the Company's shareholders on April 30, 2002 to issue additional Series "A" Shares for the Long-Term Retention Plan, which supplements the Company's existing stock purchase plan, in an aggregate amount of up to 4.5% of the Company's outstanding capital stock or 10,758,766,775 Series "A" Shares (a portion of the 8% of the Company's capital stock previously authorized by the shareholders for these plans), and in conjunction with preemptive rights exercised by certain existing holders of Series "A" Shares, the Company increased its capital stock in the amount of Ps.448 by issuing an additional 1,077,925 Series "A" Shares (not in the form of CPOs), of which Ps.409 were recognized as additional paid-in capital. In December 2003, the Company increased its capital stock in the amount of Ps.4,232,221 by issuing the remaining additional 10,757,688,850 Series "A" Shares (not in the form of CPOs), of which Ps.3,839,864 were recognized as additional paid-in capital. Following this capital stock increase, the 10,757,688,850 Series "A" Shares were acquired by a Company's trust for the purpose of implementing the Company's Long-Term Retention Plan.

     In April and December 2003, the Company's stockholders approved the cancellation of 2,370,067,800 shares of capital stock in the form of 31,600,904 CPOs, which were repurchased by the Company in 2000 and 2003.

     In April 2004, the Company's stockholders approved a restructuring of the Company's capital stock (the "Recapitalization"), which comprised the following:
(i) a 25-for-one stock split, which became effective on July 26, 2004 (all the Company's share and per share data in these financial statements are presented on a post-split basis); (ii) the creation of the Series "B" Shares; (iii) a 14-for-25 stock dividend in the amount of Ps.937,034 (nominal of Ps.906,114); and (iv) an increase in the number of shares represented by each outstanding CPO. The Recapitalization increased the number of the Company's shares by a factor of 39 on a pre-split basis but did not affect the Company's total equity or dilute the equity interest of any shareholder.

     At December 31, 2004, the restated tax value of the Company's common stock was Ps.21,098,844. In the event of any capital reduction in excess of the tax value of the Company's common stock, such excess will be treated as dividends for income tax purposes (see Note 14).

 STOCK PURCHASE PLAN

     The Company adopted a stock purchase plan (the "Plan") that provides, in conjunction with the long-term retention plan described below, for the grant and sale of up to 8% of the Company's capital stock to key Group employees. Pursuant to this Plan, through December 31, 2004, the Company had assigned approximately 118 million CPOs at market prices, subject to certain conditions, including vesting

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of the United States, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied. During 2003 and 2004, 5.0 million CPOs and approximately 42.5 million CPOs, respectively, were exercisable pursuant to this Plan in the amount of Ps.75,420 and Ps.586,088, respectively, and transferred to the Plan participants. In October 2004, those Series "B", Series "D" and Series "L" Shares, together with certain Series "A" Shares previously held by the trust, were exchanged by 3.4 million CPOs.

 LONG-TERM RETENTION PLAN

     In 2003, the Company designated a trust to implement a long-term retention plan (the "Retention Plan") which supplements the Company's existing stock purchase plan described above, and provides for the grant and sale of the Company's capital stock to key Group employees. In December 2003, the designated trust acquired approximately 10,757.6 million Series "A" Shares (not in the form of CPOs) for the purposes of the Company's Retention Plan. As a result of the Recapitalization described above and other related transactions, the trust designated for the implementation of the Retention Plan received a number of Series "B", Series "D" and Series "L" Shares against the delivery of the same number of Series "A" Shares. In October 2004, those Series "B", Series "D" and Series "L" Shares, together with certain Series "A" Shares previously held by the trust, were exchanged by approximately 76.5 million CPOs. Shares assigned to employees under the Retention Plan are estimated to be vested over a period comprised between 2008 and 2023. As of December 31, 2004, the Company had assigned approximately 50.0 million CPOs, at prices which vary between Ps.13.45 and Ps.28.05 per CPO, subject to certain conditions.

14.  RETAINED EARNINGS

     In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2003 and 2004, the Company's stockholders approved increases to the legal reserve amounting to Ps.40,350 and Ps.189,165, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.

     As of December 31, 2004 the Company's stockholders had approved appropriating from retained earnings a reserve amounting to Ps.6,959,847 for the repurchase of shares, at the discretion of management. As of December 31, 2004, this reserve has been used for an amount of Ps.1,400,539, in connection with the cancellation of shares repurchased by the Company.

     In September 2002, the Company announced a share repurchase program of up to U.S.$400 million (Ps.4,577,946) over the next three years. Under the terms of the program, the Company may, at the discretion of management, acquire stock subject to legal, market and other conditions at the time of purchase. In connection with this program, the Company repurchased shares in the form of CPOs in the years ended December 31, 2003 and 2004, as follows:

                                                           2003             2004(1)
                                                     ----------------   ----------------
Number of shares repurchased.......................     2,370,007,500      1,813,102,200
Number of CPOs repurchased.........................        31,600,100         15,496,600
Amount repurchased.................................        Ps.561,120         Ps.390,106

---------------

(1) During 2004, the Company resold 4,000 CPOs in the amount of Ps.101.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Unappropriated earnings as of December 31, 2003 and 2004 are comprised of
(i) accumulated earnings from prior years for an amount of Ps.15,072,242 and Ps.13,747,961, respectively; (ii) cumulative charges in connection with the acquisition of shares of the Company made by subsidiaries and a subsequently cancelled or sold in an amount of Ps.1,619,343 and Ps.2,227,080, respectively; and (iii) other unappropriated earnings in an amount of Ps.12,736.

     In April 2003, the Company's stockholders approved the payment of a dividend in the aggregate amount of Ps.601,555 (nominal Ps.550,000), which consisted of Ps.0.18936540977 (nominal) per CPO and Ps.0.05260150265 (nominal) per Series "A" Share (not in the form of a CPO), and was paid in cash in June 2003.

     In April 2004, the Company's stockholders approved the payment of a dividend in the aggregate amount of Ps.3,981,377 (nominal Ps.3,850,000), which consisted of nominal Ps.1.21982800845 per CPO and nominal Ps.0.40660933615 per former Series "A" Share (not in the form of a CPO), and was paid in cash in May 2004.

     In April 2004, in connection with the Recapitalization of the Company (see
Note 13), the Company's stockholders approved a stock dividend in the amount of Ps.937,034 (nominal Ps.906,114).

     Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be subject to a 42.86%, 40.85% or 38.89% income tax to be paid by the companies paying the dividends in 2005, 2006 or 2007, respectively.

     At December 31, 2004, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.2,440,488. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican peso loan agreements (see Note 8).

15.  COMPREHENSIVE INCOME

     Comprehensive income related to the majority interest for the years ended December 31, 2002, 2003 and 2004, was as follows:

                                                  2002           2003           2004
                                              ------------   ------------   ------------
Net income..................................  Ps.  806,999   Ps.3,783,295   Ps.4,316,743
                                              ------------   ------------   ------------
Other comprehensive (loss) income -- net:
  Foreign currency translation adjustments,
     net(1).................................      (149,833)      (160,783)      (194,180)
  Result from holding non-monetary assets,
     net(2).................................       400,014        275,909       (127,514)
  Gain on issuance of shares of investees
     (see Notes 5 and 10)...................       535,878      3,032,876        119,605
                                              ------------   ------------   ------------
Total other comprehensive income
  (loss) -- net.............................       786,059      3,148,002       (202,089)
                                              ------------   ------------   ------------
Comprehensive income........................  Ps.1,593,058   Ps.6,931,297   Ps.4,114,654
                                              ============   ============   ============

---------------

(1) The amounts for 2002, 2003 and 2004 include the foreign exchange (loss) gain of (Ps.869,767), (Ps.493,333) and Ps.42,643, respectively, which were hedged by the Group's net investment in Univision (see Note 1(c)).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

(2) Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax (provision) benefit of (Ps.208,728), (Ps.157,115) and Ps.54,829 for the years ended December 31, 2002, 2003 and 2004, respectively.

     The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2002, 2003 and 2004, were as follows:

                                                        CUMULATIVE      CUMULATIVE
                            GAIN ON                     RESULT FROM     RESULT FROM      CUMULATIVE       ACCUMULATED
                          ISSUANCE OF    ACCUMULATED   HOLDING NON-       FOREIGN         EFFECT OF          OTHER
                           SHARES OF      MONETARY       MONETARY        CURRENCY      DEFERRED INCOME   COMPREHENSIVE
                           INVESTEES       RESULT         ASSETS        TRANSLATION         TAXES        (LOSS) INCOME
                          ------------   -----------   -------------   -------------   ---------------   -------------
Balance at January 1,
  2002..................  Ps.  235,196   Ps.(31,540)   Ps.(2,358,903)  Ps.(1,248,542)   Ps.(2,890,246)   Ps.(6,294,035)
Current year change.....       535,878           --          400,014        (149,833)              --          786,059
                          ------------   ----------    -------------   -------------    -------------    -------------
Balance at December 31,
  2002..................       771,074      (31,540)      (1,958,889)     (1,398,375)      (2,890,246)      (5,507,976)
Current year change.....     3,032,876           --          275,909        (160,783)              --        3,148,002
                          ------------   ----------    -------------   -------------    -------------    -------------
Balance at December 31,
  2003..................     3,803,950      (31,540)      (1,682,980)     (1,559,158)      (2,890,246)      (2,359,974)
Current year change.....       119,605           --         (127,514)       (194,180)              --         (202,089)
                          ------------   ----------    -------------   -------------    -------------    -------------
Balance at December 31,
  2004..................  Ps.3,923,555   Ps.(31,540)   Ps.(1,810,494)  Ps.(1,753,338)   Ps.(2,890,246)   Ps.(2,562,063)
                          ============   ==========    =============   =============    =============    =============

     Cumulative result from holding non-monetary assets as of December 31, 2002, 2003 and 2004 is net of a deferred income tax benefit of Ps.218,249, Ps.61,134 and Ps.115,963, respectively.

16.  MINORITY INTEREST

     Minority interest at December 31, 2003 and 2004, consisted of:

                                                               2003          2004(1)
                                                           ------------   -------------
Capital stock............................................  Ps.1,143,159   Ps. 3,668,943
Retained earnings........................................       437,108      (3,725,526)
Cumulative result from holding non-monetary assets.......      (244,612)       (240,055)
Accumulated monetary result..............................        (4,840)         (6,773)
Cumulative effect of deferred income taxes...............       (68,847)        (48,885)
Net (loss) income for the year...........................      (127,333)        231,751
                                                           ------------   -------------
                                                           Ps.1,134,635   Ps.  (120,545)
                                                           ============   =============

---------------

(1) Beginning April 1, 2004, the minority interest of Innova is recognized in the Group's consolidated minority interest.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

17.  TRANSACTIONS WITH RELATED PARTIES

     The principal transactions that the Group carried out with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, were as follows:

                                                  2002           2003           2004
                                              ------------   ------------   ------------
Revenues:
  Royalties (Univision)(a)..................  Ps.  851,918   Ps.1,125,694   Ps.1,098,418
  Soccer transmission rights (Univision)....        51,710         44,136         71,209
  Programming production and transmission
     rights(b)..............................       316,587        323,767        218,952
  Administrative services(c)................       126,430         73,179         51,896
  Interest income...........................       186,896        132,493            896
  Advertising(d)............................       234,851        218,260        108,388
                                              ------------   ------------   ------------
                                              Ps.1,768,392   Ps.1,917,529   Ps.1,549,759
                                              ============   ============   ============
Costs:
  Donations.................................  Ps.   60,580   Ps.   73,078   Ps.   92,217
  Administrative services(c)................        45,347         39,274          5,453
  Other.....................................        56,347         59,720         74,629
                                              ------------   ------------   ------------
                                              Ps.  162,274   Ps.  172,072   Ps.  172,299
                                              ============   ============   ============

---------------

(a) The Group receives royalties from Univision for programming provided pursuant to a program license agreement that expires in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% plus an incremental percentage of up to 3% over additional sales in 2002, 2003 and 2004.

(b) Services rendered to Innova in 2002, Innova and other affiliates in 2003, and Innova for the three months ended March 31, 2004, Endemol and other affiliates in 2004.

(c) The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d) Advertising services rendered to Innova in 2002, 2003 and for the three months ended March 31, 2004, to OCEN in 2003, 2004, and to Univision in 2002, 2003 and 2004.

     Other transactions with related parties carried out by the Group in the normal course of business include the following:

          (a) A consulting firm owned by a relative of one of the Group's director, which has, from time to time, provided consulting services and research in connection with the effects of the Group's programming on its viewing audience.

          (b) From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. One of the Group's directors is a member of the board of this bank and another of the Group's directors is the Chairman of the board of this bank. Also, other members of the Group's Board serve as board members of this bank.

          (c) Two of the Group's directors and one of the Group's alternate directors are members of the board as well as shareholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
     promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.

          (d) Several other members of the Group's current board serve as members of the boards and/or shareholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.

          (e) During 2002, 2003 and 2004, a professional services firm in which a current director and two alternate directors maintain interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.10,288, Ps.8,491 and Ps.18,565, respectively.

     The balances of receivables and (payables) between the Group and affiliates as of December 31, 2003 and 2004, were as follows:

                                                                 2003          2004
                                                              -----------   ----------
TechCo. ....................................................  Ps.      --   Ps.(15,577)
Innova (see Note 10)........................................      384,511           --
News Corp. (see Note 10)....................................     (177,115)     (57,289)
OCEN (see Note 2)...........................................       22,576       (7,284)
Univision (see Note 5)......................................      101,748       87,248
Other.......................................................      133,686       69,316
                                                              -----------   ----------
                                                              Ps. 465,406   Ps. 76,414
                                                              ===========   ==========

     All significant account balances included in amounts due from affiliates bear interest. In 2002, 2003 and 2004, average interest rates of 14.56%, 7.07% and 6.9% were charged respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

     Customer deposits and advances as of December 31, 2003 and 2004 included deposits and advances from affiliates in an aggregate amount of Ps.475,999 and Ps.377,834, respectively, which were made by Univision, Editorial Clio, Libros y Videos, S.A. de C.V. and OCEN as of December 31, 2003 and 2004, and Innova as of December 31, 2003.

18.  INTEGRAL COST OF FINANCING

     Integral cost of financing for the years ended December 31, consisted of:

                                                  2002           2003           2004
                                              ------------   ------------   ------------
Interest expense(1).........................  Ps.1,499,681   Ps.1,447,183   Ps.2,095,384
Interest income.............................      (644,898)      (683,626)      (656,511)
Foreign exchange (gain) loss, net(2)........      (230,592)      (203,392)        92,109
Loss (gain) from monetary position(3).......        46,239         86,261        (14,824)
                                              ------------   ------------   ------------
                                              Ps.  670,430   Ps.  646,426   Ps.1,516,158
                                              ============   ============   ============

---------------

(1) Interest expense in 2002 and 2003 includes Ps.207,426 and Ps.146,563, respectively, derived from the restatement of the Company's UDI-denominated debt securities, and in 2004 includes Ps.202,484 derived from the UDI index restatement of Company's UDI-denominated debt securities and a net gain from related derivative contracts of Ps.30,375 (see Notes 8 and 9).

(2) Net foreign exchange gain in 2002 and 2003 includes a net loss from foreign currency option contracts of Ps.3,169 and Ps.18,750, respectively, and net foreign exchange loss in 2004 includes a net loss from

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
    foreign currency derivative contracts of Ps.96,261. A foreign exchange loss in 2002 and 2003 of Ps.869,767 and Ps.493,333, respectively, and a foreign exchange gain in 2004 of Ps.42,643, were hedged by the Group's net investment in Univision and recognized in stockholders' equity as other comprehensive loss (see Notes 1(c) and 15).

(3) The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2002, 2003 and 2004 of Ps.196,589, Ps.142,683 and Ps.181,744, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see Note 21).

19.  RESTRUCTURING AND NON-RECURRING CHARGES

     Restructuring and non-recurring charges for the years ended December 31, are analyzed as follows:

                                                      2002         2003         2004
                                                   ----------   ----------   ----------
Restructuring charges:
  Severance costs................................  Ps.332,881   Ps.198,805   Ps.146,320
Non-recurring charges:
  Write-off of exclusive rights letters for
     soccer players..............................     355,883           --           --
  Drawdown by DirecTV under a letter of
     credit(1)...................................     178,750           --           --
  Payment of vested and non-vested salary
     benefits(2).................................          --      298,952           --
  Estimate for the disposal the Group's
     nationwide
     paging business (see Notes 2 and 6).........          --      173,119           --
  Impairment adjustments(3)......................          --           --      230,000
  Other..........................................      53,263       20,489       18,930
                                                   ----------   ----------   ----------
                                                   Ps.920,777   Ps.691,365   Ps.395,250
                                                   ==========   ==========   ==========

---------------

(1) Letter of credit posted by the Company in connection with the broadcasting of the 2002 World Cup.

(2) Benefits paid to certain of the Group's union employees.

(3) In connection with the carrying value of goodwill and trademarks (see Note
    7).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

20.  OTHER EXPENSE -- NET

     Other (income) expense for the years ended December 31, is analyzed as follows:

                                                    2002          2003          2004
                                                ------------   -----------   ----------
Loss (gain) on disposition of investments, net
  (see Note 2)................................  Ps.   39,562   Ps.(467,210)  Ps.133,824
Amortization of goodwill (see Note 7).........       478,843       484,605           --
Amortization of DTH development costs.........        31,642            --           --
Provision for doubtful non-trade accounts and
  write-off of other receivables..............        72,683        11,182       37,769
Write-off of goodwill (see Notes 2 and 7).....     1,166,689       119,853           --
Donations (see Note 17).......................       124,102       170,307      165,337
Financial advisory and professional
  services(1).................................       115,980        53,984       66,915
Loss on disposition of fixed assets...........       145,256       223,527       66,369
Penalties and surcharges......................        76,312            --           --
Unaccredited foreign income tax...............        50,585            --           --
Miscellaneous other expense (income) -- net...        32,465       (24,792)      44,783
                                                ------------   -----------   ----------
                                                Ps.2,334,119   Ps. 571,456   Ps.514,997
                                                ============   ===========   ==========

---------------

(1) Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 12 and 17).

21.  INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

     The Company is authorized by the Mexican tax authorities to compute its income tax and asset tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to a certain percentage of their share ownership in such subsidiaries, which was 60% through December 31, 2004, and will be 100% beginning January 1, 2005. The asset tax is computed on a fully consolidated basis.

     The Mexican corporate income tax rate in 2002, 2003 and 2004 was 35%, 34% and 33%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2005 will be 30%, and will be gradually reduced annually by 1% until it reaches 28% in 2007. Consequently, the effect of this gradual decrease in the income tax rate reduced the Group's deferred income tax liability in 2002, 2003 and 2004.

     Through 2001, companies were allowed to pay the income tax liability computed at a 30% rate with the remaining 5% of the liability due when the taxable income of the year is distributed to shareholders. At December 31, 2004, the amount of payments deferred under this provision of the income tax law totaled Ps.80,553.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The income tax provision for the years ended December 31, 2002, 2003 and 2004, was comprised as follows:

                                                  2002           2003           2004
                                               -----------   ------------   ------------
Income tax and asset tax -- current..........  Ps. 982,840   Ps.1,100,324   Ps.  597,463
Income tax and asset tax -- deferred.........     (659,914)      (349,305)       572,359
                                               -----------   ------------   ------------
                                               Ps. 322,926   Ps.  751,019   Ps.1,169,822
                                               ===========   ============   ============

     The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income tax and the asset tax.

                                                                      %
                                                              ------------------
                                                              2002   2003   2004
                                                              ----   ----   ----
Tax at the statutory rate on income before provisions.......   35     34     33
Differences in inflation adjustments for tax and book
  purposes..................................................    7      2      2
Hedge.......................................................  (26)    (3)    --
Non-deductible items........................................    7      4      3
Special tax consolidation items.............................    2     (1)    --
Unconsolidated income tax...................................   38      6      2
Minority interest...........................................   (2)    11     (4)
Excess in tax provision of prior years......................  (17)     4     (2)
Changes in valuation allowances:
  Goodwill..................................................   42     --     --
  Asset tax.................................................   (7)     6      4
Tax loss carryforwards......................................   26     --      5
Effect of change in income tax rates........................  (25)     4     --
Foreign operations..........................................  (51)   (18)    (9)
Discontinued operations.....................................   (1)    --     --
Recoverable income tax from repurchase of shares............   --     --     (5)
Use of unconsolidated tax loss carryforwards(a).............   --    (32)   (10)
                                                              ---    ---    ---
Provision for income tax and the asset tax..................   28     17     19
                                                              ===    ===    ===

---------------

(a) In 2003 and 2004, this amount represents the effect of the use of tax loss carryforwards arising from the acquisition of Telespecialidades in June 2003 and certain other subsidiaries in the second half of 2004 (see Note 2).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The Group has tax loss carryforwards at December 31, 2004, as follows:

                                                         AMOUNT         EXPIRATION
                                                      ------------   -----------------
Operating tax loss carryforwards:
  Unconsolidated:
     Mexican subsidiaries(1)........................  Ps.  824,832   From 2005 to 2014
     Non-Mexican subsidiaries(2)....................     1,181,203   From 2005 to 2024
                                                      ------------
                                                         2,006,035
Capital tax loss carryforwards:
  Unconsolidated Mexican subsidiary(3)..............       469,074   From 2009 to 2014
                                                      ------------
                                                      Ps.2,475,109
                                                      ============

---------------

(1) During 2002, 2003 and 2004, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.1,146,559, Ps.6,748,889 and Ps.2,116,096, respectively.

(2) Approximately the equivalent of U.S.$105.9 million for subsidiaries in Spain, South America and the United States.

(3) These carryforwards can only be used in connection with capital gains to be generated by such subsidiary.

     The asset tax rate is 1.8%. The asset tax paid in excess of the income tax in the previous ten years can be credited in future years if the amount of the income tax in subsequent years is in excess of the assets tax. As of December 31, 2004, the Company had Ps.1,250,616 of asset tax subject to be credited and expiring between 2007 and 2013.

     The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The deferred taxes as of December 31, 2003 and 2004, were principally derived from the following temporary differences:

                                                              2003            2004
                                                          -------------   -------------
ASSETS:
  Accrued liabilities...................................  Ps.   529,292   Ps.   570,084
  Goodwill..............................................        876,447         853,023
  Tax loss carryforwards................................        901,285         996,397
  Allowance for doubtful accounts.......................        371,958         414,232
  Customer advances.....................................      1,528,369       1,504,999

LIABILITIES:
  Inventories...........................................     (1,333,103)       (732,271)
  Property, plant and equipment -- net..................     (1,293,549)     (1,238,913)
  Other items...........................................       (420,716)     (1,256,371)
  Innova................................................     (1,661,285)     (1,568,519)
                                                          -------------   -------------
Deferred-income taxes of Mexican companies..............       (501,302)       (457,339)
Deferred income taxes of foreign subsidiaries...........       (393,553)       (301,537)
Asset tax...............................................      1,952,028       1,250,616
Valuation allowances....................................     (2,364,941)     (2,223,528)
Recoverable income tax from repurchase of shares........             --         214,345
                                                          -------------   -------------
Deferred income tax liability...........................     (1,307,768)     (1,517,443)
Effect of change of income tax rates....................         93,387         183,421
                                                          -------------   -------------
Deferred income tax liability -- net....................  Ps.(1,214,381)  Ps.(1,334,022)
                                                          =============   =============

     The change in the deferred income tax liability for the years ended December 31, 2002, 2003 and 2004, representing a (credit) charge (Ps.224,267), Ps.1,012,314 and (Ps.119,641), respectively, was recorded against the following accounts:

                                                  2002           2003          2004
                                               -----------   ------------   -----------
Credits to the gain from monetary position...  Ps. 107,997   Ps.   85,158   Ps.  59,925
(Charges) credits to the result from holding
  non-monetary assets........................     (208,728)      (157,115)       54,829
Credits (charges) to the provision for
  deferred income tax........................      463,325        206,622      (754,103)
(Charges) credits to the discontinued
  operations.................................     (586,861)        31,758            --
Credits to the cumulative effect accounting
  change.....................................           --             --       309,093
Acquisition of companies (see Note 2)........           --        845,891       210,615
                                               -----------   ------------   -----------
                                               Ps.(224,267)  Ps.1,012,314   Ps.(119,641)
                                               ===========   ============   ===========

     Additionally, the provision for deferred income tax for the years ended December 31, 2002, 2003 and 2004 was credited by Ps.196,589, Ps.142,683 and
Ps.181,744, respectively, representing the effect on restatement of the non-monetary items included in the deferred tax calculation, which was originally accounted for in the result from monetary position and then reclassified to the provision for deferred income tax (see Note 18). Consequently, the total (benefit) provision for deferred income tax and asset

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
tax for the years ended December 31, 2002, 2003 and 2004, was of (Ps.659,914), (Ps.349,305) and Ps.572,359, respectively.

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

     Discontinued operations of the music recording segment are presented as follows:

                                                                 2002          2003
                                                             ------------   ----------
Income from music recording operations.....................  Ps.    1,851   Ps.     --
Gain (loss) on disposal of music recording operations, net
  of an income tax provision (benefit) of Ps.586,861 and
  (Ps.31,758) for 2002 and 2003, respectively(1)...........     1,160,518      (67,487)
                                                             ------------   ----------
                                                             Ps.1,162,369   Ps.(67,487)
                                                             ============   ==========

---------------

(1) In 2002, the costs and expenses related to the disposal of the Group's music recording operations, amounted to approximately Ps.942,165, which included fees of Ps.94,227 for financial advisory services provided to the Group by a professional services firm in which a current director of the Company maintains an interest, and advertising time for an aggregate amount of Ps.171,673 rendered and to be provided to Univision by the Group in a three-year period following this disposal (see Note 17). In 2003, the Group incurred approximately Ps.99,245 in additional costs and expenses related to this disposal.

     Summarized information on results of the discontinued music recording operations for the period from January 1, 2002 through the closing date in March 2002, is as follows:

                                                                 2002
                                                              ----------
Net sales...................................................  Ps.226,773
Cost of sales...............................................     165,585
Operating expenses..........................................      39,430
Depreciation and amortization...............................         841
Operating income............................................      20,917
Income before income tax....................................      12,954
Income taxes................................................      11,103
Net income from discontinued operations.....................       1,851

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

23.  EARNINGS PER CPO/SHARE

     The information included in this Note has been adjusted to retroactively reflect the capital stock restructuring which is more fully described in Note 13.

     During the years ended December 31, 2002, 2003 and 2004, the weighted average of outstanding total shares, CPOs and Series "A", Series "B", Series "D" and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

                                                   2002          2003          2004
                                                -----------   -----------   -----------
Total Shares..................................  353,905,831   352,421,221   345,205,994
CPOs..........................................    2,186,139     2,166,320     2,293,867
Shares not in the form of CPO units:
Series "A" Shares.............................   57,386,475    57,387,552    55,524,135
Series "B" Shares.............................    8,214,835     8,214,835     5,305,998
Series "D" Shares.............................   11,255,911    11,255,911     6,645,321
Series "L" Shares.............................   11,255,911    11,255,911     6,645,321

     Earnings (loss) per CPO and per each Series "A", Series "B", Series "D" and Series "L" Share (not in the form of a CPO unit) for the years ended December 31, 2002, 2003 and 2004, are presented as follows:

                                    2002                  2003                    2004
                             -------------------   ------------------   ------------------------
                                                                                     PER EACH
                                          PER                   PER                 SERIES "A",
                                         SERIES               SERIES                 "B", "D"
                                          "A"                   "A"                   AND "L"
                             PER CPO     SHARE     PER CPO     SHARE    PER CPO        SHARE
                             --------   --------   --------   -------   --------   -------------
Continuing operations......  Ps.(0.12)  Ps.   --   Ps. 1.34   Ps.0.01   Ps. 1.83      Ps.0.01
Discontinued operations....      0.40         --      (0.02)       --         --           --
Cumulative loss effect of
  accounting change........        --         --         --        --      (0.35)          --
                             --------   --------   --------   -------   --------      -------
Net income.................  Ps. 0.28   Ps.   --   Ps. 1.32   Ps.0.01   Ps. 1.48      Ps.0.01
                             ========   ========   ========   =======   ========      =======

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

24.  FOREIGN CURRENCY POSITION

     The foreign currency position of monetary items of the Group at December 31, 2004, was as follows:

                                            FOREIGN CURRENCY
                                                AMOUNTS          YEAR-END
                                              (THOUSANDS)      EXCHANGE RATE   MEXICAN PESOS
                                            ----------------   -------------   -------------
ASSETS:
  U.S. dollars............................        653,794       Ps.11.1490     Ps. 7,289,149
  Euros...................................         10,070          15.2500           153,568
  Chilean pesos...........................      7,185,750           0.0200           143,715
  Colombian pesos.........................     14,633,913           0.0046            67,316
  Other currencies........................         40,384               --            87,404

LIABILITIES:
  U.S. dollars(1).........................      1,513,640       Ps.11.1490     Ps.16,875,572
  Euros...................................            339          15.2500             5,170
  Chilean pesos...........................      8,161,300           0.0200           163,226
  Colombian pesos.........................     12,342,391           0.0046            56,775
  Other currencies........................         57,964               --            72,485

---------------

(1) Includes U.S.$600.0 million (Ps.6,689,400) of long-term securities being hedged by the Group's net investment in Univision (see Note 1(c)).

     The foreign currency position of non-monetary items as of December 31, 2004, was as follows:

                                           FOREIGN CURRENCY
                                               AMOUNTS          YEAR-END
                                             (THOUSANDS)      EXCHANGE RATE   MEXICAN PESOS(1)
                                           ----------------   -------------   ----------------
PROPERTY, PLANT AND EQUIPMENT:
  U.S. dollars...........................       274,151        Ps.11.1490       Ps.3,056,509
  Japanese yen...........................     3,873,145            0.1090            422,173
  Euros..................................        13,455           15.2500            205,189
  Colombian pesos........................     8,046,502            0.0046             37,014
  Pounds sterling........................         3,077           21.5200             66,217
  Other currencies.......................       507,649                --             60,317
TRANSMISSION RIGHTS AND PROGRAMMING:
  U.S. dollars...........................       368,086        Ps.11.1490       Ps.4,103,791
  Colombian pesos........................     3,622,056            0.0046             16,661
  Chilean pesos..........................     3,254,560            0.0200             65,091
  Peruvian nuevo sol.....................         3,526            3.3959             11,974
  Other currencies.......................         2,593                --             14,967

---------------

(1) Amounts translated at the year-end exchange rates for reference purposes only; does not indicate the actual amounts accounted for in the financial statements.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Transactions incurred during 2004 in foreign currencies were as follows:

                                              U.S. DOLLAR
                                          EQUIVALENT OF OTHER
                                           FOREIGN CURRENCY
                            U.S. DOLLAR      TRANSACTIONS       TOTAL U.S. DOLLAR
                            (THOUSANDS)       (THOUSANDS)          (THOUSANDS)      MEXICAN PESOS(1)
                            -----------   -------------------   -----------------   ----------------
INCOME:
  Revenues................   $312,423          $122,689             $435,112         Ps. 4,851,064
  Other income............      3,816             2,213                6,029                67,217
  Interest income.........      6,354               276                6,630                73,918
                             --------          --------             --------         -------------
                             $322,593          $125,178             $447,771         Ps. 4,992,199
                             ========          ========             ========         =============
PURCHASES, COSTS AND
  EXPENSES:
  Purchases of
     inventories..........   $297,455          $ 20,140             $317,595         Ps. 3,540,867
  Purchases of property
     and equipment........     41,145            13,161               54,306               605,458
  Investments.............     18,797                --               18,797               209,568
  Costs and expenses......    261,502           132,871              394,373             4,396,865
  Interest expense........    113,827               323              114,150             1,272,658
                             --------          --------             --------         -------------
                             $732,726          $166,495             $899,221        Ps. 10,025,416
                             ========          ========             ========         =============

---------------

(1) Income statement amounts translated at the year-end exchange rate of Ps.11.149 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

     As of December 31, 2004 the exchange rate was Ps.11.149 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

     As of March 18, 2005, the exchange rate was Ps.11.1645 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de Mexico, S.A.

25.  SEGMENT DATA

     Reportable segments are those that are based on the Group's method of internal reporting.

     The Group is organized on the basis of services and products. The Group's segments are strategic business units that offer different entertainment services and products. The Group's reportable segments are as follows:

  TELEVISION BROADCASTING

     The television broadcasting segment includes the production of television programming and nationwide broadcasting of Channels 2, 4, 5 and 9 ("television networks"), and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group's networks. Revenues are derived primarily from the sale of advertising time on the Group's television network and local television station broadcasts.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  PAY TELEVISION NETWORKS

     The pay television networks segment includes programming services for cable and pay-per-view television companies in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others. Pay television network revenues are derived from domestic and international programming services provided to the independent cable television systems in Mexico and the Group's DTH satellite and cable television businesses, and from the sale of advertising time on programs provided to pay television companies in Mexico.

  PROGRAMMING EXPORTS

     The programming exports segment consists of the international licensing of television programming. Programming exports revenues are derived from international program licensing fees.

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

  SKY MEXICO

     The Sky Mexico segment includes direct-to-home ("DTH") broadcast satellite pay television services in Mexico. Sky Mexico's revenues are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.

  CABLE TELEVISION

     The cable television segment includes the operation of a cable television system in the Mexico City metropolitan area and derives revenues principally from basic and premium services subscription and installation fees from cable subscribers, pay-per-view fees, and local and national advertising sales.

  RADIO

     The radio segment includes the operation of six radio stations in Mexico City and eleven other domestic stations owned by the Group. Revenues are derived by advertising and by the distribution of programs to non-affiliated radio stations.

  OTHER BUSINESSES

     The other businesses segment includes the Group's domestic operations in sports and show business promotion, soccer, nationwide paging (through October
2004), feature film production and distribution, Internet operations and dubbing services for Mexican and multinational companies (through October 2003).

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The table below presents information by segment for the years ended December 31, 2002, 2003 and 2004.

                                                                            OPERATING INCOME
                                                                             (LOSS) BEFORE     DEPRECIATION AND
                                             INTERSEGMENT   CONSOLIDATED    DEPRECIATION AND     AMORTIZATION     OPERATING INCOME
                            TOTAL REVENUES     REVENUES       REVENUES        AMORTIZATION         EXPENSE             (LOSS)
                            --------------   ------------   -------------   ----------------   ----------------   ----------------
2002:
Television Broadcasting...  Ps.15,354,178    Ps. 110,093    Ps.15,244,085    Ps. 5,996,362      Ps. 1,004,142      Ps. 4,992,220
Pay Television Networks...        665,026         62,355          602,671          113,021             47,113             65,908
Programming Exports.......      1,536,891             --        1,536,891          250,966             12,543            238,423
Publishing................      1,840,881         16,032        1,824,849          296,551             30,149            266,402
Publishing Distribution...      1,469,726         12,325        1,457,401           16,299             18,326             (2,027)
Cable Television..........      1,212,080            525        1,211,555          354,753            134,405            220,348
Radio.....................        204,597         45,913          158,684          (32,013)            18,013            (50,026)
Other Businesses..........      1,693,987        149,951        1,544,036         (167,156)           320,886           (488,042)
Eliminations and corporate
  expenses................       (397,194)      (397,194)              --         (156,968)                --           (156,968)
                            -------------    -----------    -------------    -------------      -------------      -------------
Consolidated total........  Ps.23,580,172    Ps.      --    Ps.23,580,172    Ps. 6,671,815      Ps. 1,585,577      Ps. 5,086,238
                            =============    ===========    =============    =============      =============      =============
2003:
Television Broadcasting...  Ps.16,185,710    Ps.  73,751    Ps.16,111,959    Ps. 6,879,704      Ps.   971,067      Ps. 5,908,637
Pay Television Networks...        735,996         58,777          677,219          162,326             41,669            120,657
Programming Exports.......      1,714,773             --        1,714,773          523,880              7,790            516,090
Publishing................      1,880,552          1,700        1,878,852          364,099             19,874            344,225
Publishing Distribution...      1,868,424          6,960        1,861,464            9,093             21,318            (12,225)
Cable Television..........      1,037,715          5,125        1,032,590          317,069            189,879            127,190
Radio.....................        262,247         49,523          212,724           23,653             16,343              7,310
Other Businesses..........      1,431,939        135,188        1,296,751         (158,585)           336,472           (495,057)
Eliminations and corporate
  expenses................       (331,024)      (331,024)              --         (157,057)                --           (157,057)
                            -------------    -----------    -------------    -------------      -------------      -------------
Consolidated total........  Ps.24,786,332    Ps.      --    Ps.24,786,332    Ps. 7,964,182      Ps. 1,604,412      Ps. 6,359,770
                            =============    ===========    =============    =============      =============      =============
2004:
Television Broadcasting...  Ps.17,101,942    Ps. 409,905    Ps.16,692,037    Ps. 7,760,194      Ps. 1,039,112      Ps. 6,721,082
Pay Television Networks...        800,784        112,141          688,643          298,522             20,779            277,743
Programming Exports.......      1,917,307             --        1,917,307          731,724              7,194            724,530
Publishing................      2,093,365          4,979        2,088,386          424,733             23,506            401,227
Publishing Distribution...      1,573,979          8,121        1,565,858          (25,381)            22,960            (48,341)
Sky Mexico................      3,636,946         42,994        3,593,952        1,338,579            566,889            771,690
Cable Television..........      1,127,924          3,524        1,124,400          356,551            282,237             74,314
Radio.....................        295,766         49,353          246,413           31,746             18,903             12,843
Other Businesses..........      1,497,520        100,263        1,397,257         (127,853)            93,424           (221,277)
Eliminations and corporate
  expenses................       (731,280)      (731,280)              --         (155,975)                --           (155,975)
                            -------------    -----------    -------------    -------------      -------------      -------------
Consolidated total........  Ps.29,314,253    Ps.      --    Ps.29,314,253    Ps.10,632,840      Ps. 2,075,004      Ps. 8,557,836
                            =============    ===========    =============    =============      =============      =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2002, 2003 and 2004.

                                                                                   ADDITIONS TO
                                      SEGMENT ASSETS AT   SEGMENT LIABILITIES   PROPERTY, PLANT AND
                                          YEAR-END            AT YEAR-END            EQUIPMENT
                                      -----------------   -------------------   -------------------
2002:
Continuing operations:
  Television operations(1)..........    Ps.40,643,005        Ps.18,354,261         Ps.1,207,150
  Publishing........................        1,696,059              187,425                3,832
  Publishing Distribution...........        1,016,721              393,703               16,230
  Cable Television..................        2,303,634              630,270              200,367
  Radio.............................          433,771               50,408               11,819
  Other Businesses..................        4,016,667            2,961,569               41,437
                                        -------------        -------------         ------------
Total...............................    Ps.50,109,857        Ps.22,577,636         Ps.1,480,835
                                        =============        =============         ============
2003:
Continuing operations:
  Television operations(1)..........    Ps.44,368,054        Ps.20,123,572         Ps.  789,951
  Publishing........................        1,955,756              383,033               11,177
  Publishing Distribution...........        1,019,866              415,457               22,279
  Cable Television..................        2,225,616              510,413              185,409
  Radio.............................          445,507               53,657               14,778
  Other Businesses..................        3,495,206            1,990,560               83,246
                                        -------------        -------------         ------------
Total...............................    Ps.53,510,005        Ps.23,476,692         Ps.1,106,840
                                        =============        =============         ============
2004:
Continuing operations:
  Television operations(1)..........    Ps.46,293,559        Ps.20,589,421         Ps.  835,419
  Publishing........................        1,986,695              288,756               53,293
  Publishing Distribution...........        1,002,582              368,404               33,481
  Sky Mexico........................        4,525,728            7,245,750              655,664
  Cable Television..................        2,024,446              324,682              400,433
  Radio.............................          455,730               54,652                8,946
  Other Businesses..................        3,316,228              555,658               39,743
                                        -------------        -------------         ------------
Total...............................    Ps.59,604,968        Ps.29,427,323         Ps.2,026,979
                                        =============        =============         ============

---------------

(1) Segment assets and liabilities information is not maintained by the Group for each of the television broadcasting, pay television networks and programming exports segments. In management's opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Segment assets reconcile to total assets as follows:

                                               2002            2003            2004
                                           -------------   -------------   -------------
Segment assets...........................  Ps.50,109,857   Ps.53,510,005   Ps.59,604,968
Non-trade long-term receivables..........          6,250              --              --
Investments attributable to:
  Television operations(1)...............      8,274,782      11,545,962      11,501,608
  Other segments.........................        496,177         571,626         677,867
  DTH ventures(2)........................        396,124         369,172         150,333
Goodwill -- net attributable to:
  Television operations..................      1,329,723       1,238,468       1,238,470
  Publishing Distribution................        288,632         176,607              --
  Other segments.........................        801,371         708,923         710,410
                                           -------------   -------------   -------------
Total assets.............................  Ps.61,702,916   Ps.68,120,763   Ps.73,883,656
                                           =============   =============   =============

---------------

(1) Includes goodwill attributable to equity investments of Ps.5,760,675, Ps.5,730,086 and Ps.5,572,086 in 2002, 2003 and 2004, respectively.

(2) Includes goodwill attributable to investments in DTH ventures of Ps.89,002 and Ps.106,742 in 2002 and 2003, respectively.

     Equity method income for the years ended December 31, 2002, 2003 and 2004 attributable to television operations, equity investments approximated Ps.60,084, Ps.122,239 and Ps.255,076, respectively.

     Segment liabilities reconcile to total liabilities as follows:

                                               2002            2003            2004
                                           -------------   -------------   -------------
Segment liabilities......................  Ps.22,577,636   Ps.23,476,692   Ps.29,427,323
Notes payable and long-term debt not
  attributable to segments...............     15,801,896      15,688,907      16,852,305
                                           -------------   -------------   -------------
Total liabilities........................  Ps.38,379,532   Ps.39,165,599   Ps.46,279,628
                                           =============   =============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  GEOGRAPHICAL SEGMENT INFORMATION

                                                                                ADDITIONS TO
                                                              SEGMENT ASSETS   PROPERTY, PLANT
                                            TOTAL NET SALES    AT YEAR-END      AND EQUIPMENT
                                            ---------------   --------------   ---------------
2002:
  Mexico..................................   Ps.19,932,524    Ps.45,341,571     Ps.1,453,262
  Other countries.........................       3,647,648        4,768,286           27,573
                                             -------------    -------------     ------------
                                             Ps.23,580,172    Ps.50,109,857     Ps.1,480,835
                                             =============    =============     ============
2003:
  Mexico..................................   Ps.20,471,449    Ps.49,805,107     Ps.1,057,773
  Other countries.........................       4,314,883        3,704,898           49,067
                                             -------------    -------------     ------------
                                             Ps.24,786,332    Ps.53,510,005     Ps.1,106,840
                                             =============    =============     ============
2004:
  Mexico..................................   Ps.24,803,269    Ps.51,595,242     Ps.1,969,604
  Other countries.........................       4,510,984        8,009,726           57,375
                                             -------------    -------------     ------------
                                             Ps.29,314,253    Ps.59,604,968     Ps.2,026,979
                                             =============    =============     ============

     Net sales are attributed to countries based on the location of customers.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

26.  DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP

     The Group's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The differences between Mexican GAAP and U.S. GAAP are presented below, together with explanations of certain adjustments that affect net income and shareholders' equity as of and for the years ended December 31:

  RECONCILIATION OF NET (LOSS) INCOME

                                                          2002            2003            2004
                                                      -------------   -------------   -------------
Net income as reported under Mexican GAAP...........  Ps.   806,999   Ps. 3,783,295   Ps. 4,316,743
U.S. GAAP adjustments:
(a)  Capitalization of financing costs, net of
     depreciation...................................         18,425          20,784          23,855
(b)  Deferred costs, net of amortization............         25,377         215,727          36,279
(c)  Equipment restatement, net of depreciation.....       (111,369)         67,925          69,814
(d)  Purchase accounting adjustments:
     Amortization of broadcast license and network
     affiliation agreements.........................             --          (6,417)         (6,417)
     Depreciation of fixed assets...................        (10,862)        (10,862)        (10,862)
     Amortization of other assets...................         (4,334)         (4,380)         (4,279)
(e)  Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill
     amortization...................................        478,843         484,605              --
     Reversal of Mexican GAAP impairment of
     goodwill.......................................        858,365          93,415         172,776
     Reversal of Mexican GAAP amortization of
     intangible assets with indefinite lives........         98,589              --              --
(f)  Equity method investees:
     Innova.........................................       (823,445)       (312,305)      1,303,180
     SMCP...........................................             --        (802,690)       (454,575)
     Univision......................................         64,612          40,936              --
     Others.........................................         (2,192)             --              --
(g)  Adjustment to gain on sale of music recording
     business.......................................       (290,433)             --              --
(h)  Derivative financial instruments...............     (1,287,311)      1,399,393      (1,020,376)
(i)  Pension plan and seniority premiums............          1,414            (391)         22,958
(j)  Employee stock option plans....................          5,691        (491,234)     (1,102,943)
(k)  Production and film costs......................       (365,079)        682,541         (66,087)
(l)  Deferred income taxes and employee profit
     sharing:
     Deferred income taxes(1).......................        623,422      (2,288,542)        327,761
     Deferred employees' profit sharing(1)..........         25,749          84,380         (66,503)
(m)  Maintenance reserve............................             --              --           1,449
(n)  Minority interest on U.S. GAAP adjustments.....          8,807            (851)        (25,747)
(o)  Effects of inflation accounting on U.S. GAAP
     adjustments....................................        (11,696)         (5,564)        (44,456)
                                                      -------------   -------------   -------------
Net income before cumulative effect of change in
  accounting principles.............................        109,572       2,949,765       3,472,570
Cumulative effect of change in accounting principles
  (SFAS 141(d), and SFAS 142(e), Ps.1,348,317, net
  of write off of negative goodwill of Ps.1342,438
  and tax benefit of Ps.457,586)....................     (1,348,317)             --              --
                                                      -------------   -------------   -------------
Net (loss) income under U.S. GAAP...................  Ps.(1,238,745)  Ps. 2,949,765   Ps. 3,472,570
                                                      =============   =============   =============

---------------

(1) Net of inflation effects.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                              2003            2004
                                                          -------------   -------------
Total stockholders' equity under Mexican GAAP...........  Ps.28,955,164   Ps.27,604,028
                                                          -------------   -------------
U.S. GAAP adjustments:
     Capitalization of financing costs, net of
(a)  accumulated depreciation...........................       (855,408)       (831,553)
(b)  Deferred costs, net of amortization................       (151,557)       (115,278)
(c)  Equipment restatement, net of depreciation.........        389,610         427,289
(d)  Purchase accounting adjustments:
     Broadcast license and network affiliation
     agreements.........................................        136,897         130,480
     Fixed assets.......................................         81,460          70,598
     Other assets.......................................         54,752          49,215
     Goodwill on acquisition of Bay City................     (1,980,153)     (1,980,153)
     Goodwill on acquisition of minority interest in
     Editorial Televisa.................................      1,217,637       1,217,637
     Goodwill on acquisition of additional interests in
     Univision..........................................       (589,674)       (589,674)
(e)  Goodwill and other intangible assets:
     Reversal of Mexican GAAP goodwill amortization.....        963,448         963,448
     Reversal of Mexican GAAP impairment of goodwill....        858,365       1,034,972
     Reversal of Mexican GAAP amortization of intangible
     assets with indefinite lives.......................         98,589          98,589
     Impairment of goodwill of Publishing Distribution
     segment............................................       (286,887)       (286,887)
(f)  Equity method investees:
     Innova.............................................     (1,324,334)             --
     SMCP...............................................       (802,690)     (1,262,559)
     Univision..........................................        105,547         105,547
     Others.............................................         (2,192)         (2,192)
     Adjustment to gain on sale of music recording
(g)  business...........................................       (290,433)       (290,433)
(h)  Derivative financial instruments...................      2,613,753       1,490,806
(i)  Pension plan and seniority premiums................             --          22,958
(j)  Employee stock option plans........................       (610,557)     (1,655,385)
(k)  Production and film costs..........................     (1,861,142)     (1,927,229)
     Deferred income taxes and employee's profit
(l)  sharing:
     Deferred income taxes..............................        (40,099)        291,944
     Deferred employees' profit sharing.................       (114,881)       (181,384)
(m)  Maintenance reserve................................             --          17,400
(n)  Minority interest..................................     (1,126,679)         88,723
                                                          -------------   -------------
Total U.S. GAAP adjustments, net........................     (3,516,628)     (3,113,121)
                                                          -------------   -------------
Total stockholders' equity under U.S. GAAP..............  Ps.25,438,536   Ps.24,490,907
                                                          =============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     A summary of the Group's statement of changes in stockholders' equity with balances determined under U.S. GAAP is as follows:

  CHANGES IN U.S. GAAP STOCKHOLDERS' EQUITY

                                                                  2003            2004
                                                              -------------   -------------
Balance at January 1,.......................................  Ps.19,311,939   Ps.25,438,536
Net income for the year.....................................      2,949,765       3,472,570
Share issuance..............................................      4,232,220              --
Repurchase of capital stock.................................     (4,893,870)       (815,422)
Acquisition of Telespecialidades............................      1,446,370              --
Dividends...................................................       (601,555)     (3,981,377)
Sale of capital stock under long-term retention plans.......         75,420         586,189
Other comprehensive income:
  Gain on issuance of shares of associates..................      3,032,876         119,605
  Result from holding non-monetary assets...................         57,084        (155,366)
  Foreign currency translation adjustment...................       (171,713)       (173,828)
                                                              -------------   -------------
Balance at December 31,.....................................  Ps.25,438,536   Ps.24,490,907
                                                              =============   =============

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     U.S. GAAP requires the capitalization of interest during construction on qualifying assets. With price level restated financial statements, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not monetary gain on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

  (b) Deferred costs, net of amortization

     Under Mexican GAAP, certain development costs (including those related to web site development) and other deferred costs are capitalized and subsequently amortized on a straight-line basis once the related venture commences operations, defined as the period when revenues are generated. In addition, other expenditures which are expected to generate significant and identifiable future benefit are also capitalized and amortized over the expected future benefit period.

     Under U.S. GAAP, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, "Accounting for Web Site Development Costs". Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican GAAP, net of the reversal of any amortization which is reflected under Mexican GAAP. In 2003 and 2004, there were no additional capitalizations under Mexican GAAP and therefore, the U.S. GAAP adjustment reflects the reversal of the Mexican GAAP amortization. For the years ended December 31, 2002 and 2004, the U.S. GAAP net income adjustment reflects the net impact of reversing the amounts capitalized under Mexican GAAP and any related amortization recorded under Mexican GAAP.

  (c) Equipment restatement, net of depreciation

     The Group restates equipment of non-Mexican origin using the Specific Index for determining the restated balances under Mexican GAAP. Under Regulation S-X of the SEC, the restatement of equipment of non-Mexican origin by the Specific Index under the provisions of Bulletin B-10 is a deviation from the historical cost concept. The NCPI factors applied to restate equipment of non-Mexican origin were 5.70%, 3.98% and 5.20% in 2002, 2003 and 2004, respectively. The U.S. GAAP net income and stockholders' equity reconciliations reflect adjustments to reverse the Specific Index restatement recognized under Mexican GAAP and to restate equipment of non-Mexican origin by the NCPI and recalculate the depreciation expense on this basis. Consequently, the deficit from restatement adjustment recognized in stockholders' equity under Mexican GAAP related to fixed assets totaling Ps.(306,120) and Ps.18,893 for the years ended December 31, 2003 and 2004, respectively, has been reversed for U.S. GAAP purposes.

  (d) Purchase accounting adjustments

     Under Mexican GAAP, the excess of the purchase price over the adjusted net book value of enterprises acquired is recorded as goodwill and amortized over a period not to exceed twenty years.

     Under U.S. GAAP, the purchase method of accounting, for acquisitions prior to June 1, 2001, requires the acquiring Group to record at fair value the assets acquired and liabilities assumed, including deferred income taxes on existing temporary differences. The difference between the purchase price and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. The U.S. GAAP adjustments prior to the adoption of SFAS 142 described below, reflected the difference in the amortization expense of goodwill and other purchase price adjustments resulting from the application of the purchase method for U.S. GAAP and the accounting under Mexican GAAP described above related to the acquisition of Bay City Television, Inc. ("Bay City") and Radiotelevision, S.A. de C.V. in July 1996. For U.S. GAAP

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
purposes, the purchase price has been allocated, based on fair values primarily to the broadcast license and network affiliation agreement, programming and advertising contracts, fixed assets, other assets and goodwill. Such purchase price adjustments are amortized over the remaining estimated useful lives of the respective assets, which is 15 years for fixed assets and 20 for other assets. Upon the adoption of the new accounting standard on goodwill and other intangible assets (described below) on January 1, 2002, the Group ceased amortizing the broadcast license and network affiliation agreement, as they were considered to have indefinite lives, as well as the amount allocated to goodwill. Notwithstanding, following new EITF Issue No. 03-9 Interaction of Determination of the Useful Life and Amortization of an Intangible Asset, in 2003 the Company re-assessed the useful life of its network affiliation agreement and concluded that it constitutes a definite lived intangible. Consequently, in 2003 the Company restarted amortizing the remaining carrying value of its network affiliation agreement amounting to Ps.35,829 over the remaining life of the contract, which is 6 years. In addition, on January 1, 2002, the Group recorded a non-cash impairment charge relating to the broadcast license and network affiliation agreement (Ps.838,868, net of tax benefit of Ps.457,586) and the goodwill in Bay City (Ps.553,816) (described below).

     On October 19, 2000, the Group acquired all of the interest owned by a minority shareholder in its majority-owned subsidiary, Editorial Televisa, by issuing 172,922,325 shares of capital stock in the form of 57,640,775 CPOs. Under Mexican GAAP, this acquisition was accounted for as a purchase, and the related purchase price was determined using the carrying value of the Group's treasury shares at the acquisition date, with a related goodwill of Ps.81,863 and an additional paid-in capital of Ps.228,524 being recognized. Under U.S. GAAP, this acquisition was accounted for by the purchase method, and the related purchase price was determined by using the fair value of the shares issued by the Group as consideration for the minority interest acquired. The additional purchase price adjustment under U.S. GAAP was allocated to goodwill and amortized through December 31, 2001. Upon the adoption of the new accounting standard on goodwill and other intangible assets effective January 1, 2002 (described below), this amount is no longer amortized, but subject to an annual impairment test.

     In 1999, the Group exercised warrants to acquire an additional interest in Univision. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the investment in income. Under U.S. GAAP, the additional investment in Univision was accounted for as a purchase with the difference between the investors' cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for as goodwill and amortized over the remaining estimated useful lives of the underlying assets. The unamortized balance of negative goodwill totaling Ps.342,438 that arose on this transaction was written off on January 1, 2002 and was reflected as part of "Cumulative effect of change in accounting principle" in the accompanying U.S. GAAP reconciliation, pursuant to the provisions of Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS 141").

     In addition, as described in Note 2, the Group also entered into a series of transactions with Univision by which, among other things, the Group acquired 375,000 non-voting preferred shares of Univision stock, which converted in February 2002, into 10,594,500 shares of Univision Class "A" Common Stock and 2,725,136 shares of Univision Class "B" Common Stock, and 6,000,000 shares of Univision Class "A" Common Stock as partial consideration for the sale of its music recording business. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the additional investments as goodwill. Under U.S. GAAP, the additional investments were each accounted for as a purchase with the difference between the investors' cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for as goodwill. Accordingly, under U.S. GAAP, the Group recognized goodwill on these acquisitions amounting to Ps.5,050,700.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

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

     The Group recorded a Ps.1,348,317 non-cash charge (net of a write off of negative goodwill of Ps.342,438 and tax benefit of Ps.457,586) for the impairment of goodwill and other intangible assets upon completion of its initial impairment reviews pursuant to the adoption of SFAS 142 on January 1, 2002. The charge is reflected as a cumulative effect of an accounting change in the accompanying U.S. GAAP reconciliation. The charge reduced the carrying value of goodwill in the Group's Television Broadcasting and Publishing Distribution segments by Ps.553,816 and Ps.287,133, respectively. The impairment in the Group's Television Broadcasting segment relates to the operations of Bay City, were adversely affected by an increase in operational costs resulting from the start up of a local news center in the frame of the Company's business strategy and the commitments assumed under the network affiliation agreement signed with Fox, as well as from increased competition. The impairment in the Group's Publishing Distribution segment related primarily to the operations of Grupo Distribuidoras Intermex, S.A. de C.V. ("Distribuidoras Intermex"), as a result of increased competition and decreasing margins of its South American operations. The fair values of Bay City and Distribuidoras Intermex, as separate reporting units, were determined using expected present value of future cash flows.

     The changes in the carrying amount of goodwill by segment under U.S. GAAP for the years ended December 31, 2003 and 2004, are as follows:

                                                  TRANSLATION
                                                   EFFECT OF
                                                  GOODWILL OF    DISPOSALS AND
                                 BALANCE AS OF      FOREIGN          OTHER       IMPAIRMENT     BALANCE AS OF
                                JANUARY 1, 2003   SUBSIDIARIES     MOVEMENTS       LOSSES     DECEMBER 31, 2003
                                ---------------   ------------   -------------   ----------   -----------------
Consolidated subsidiaries:
  Television Broadcasting.....   Ps.  301,653      Ps.     --     Ps.     --     Ps.     --     Ps.  301,653
  Publishing..................      1,294,725              --             --             --        1,294,725
  Other segments..............         45,091              --             --         (1,210)          43,881
Equity method investees.......      5,990,489         309,815        (27,405)       (25,229)       6,247,670
                                 ------------      ----------     ----------     ----------     ------------
                                 Ps.7,631,958      Ps.309,815     Ps.(27,405)    Ps.(26,439)    Ps.7,887,929
                                 ============      ==========     ==========     ==========     ============

                                                 TRANSLATION
                                                  EFFECT OF
                                                 GOODWILL OF    DISPOSALS AND
                                BALANCE AS OF      FOREIGN          OTHER       IMPAIRMENT     BALANCE AS OF
                               JANUARY 1, 2004   SUBSIDIARIES     MOVEMENTS       LOSSES     DECEMBER 31, 2004
                               ---------------   ------------   -------------   ----------   -----------------
Consolidated subsidiaries:
  Television Broadcasting....   Ps.  301,653     Ps.      --     Ps.      --    Ps.     --     Ps.  301,653
  Publishing.................      1,294,725              --              --            --        1,294,725
  Other segments.............         43,881              --              --            --           43,881
Equity method investees......      6,247,670        (139,390)       (106,742)      (17,121)       5,984,417
                                ------------     -----------     -----------    ----------     ------------
                                Ps.7,887,929     Ps.(139,390)    Ps.(106,742)   Ps.(17,121)    Ps.7,624,676
                                ============     ===========     ===========    ==========     ============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The U.S. GAAP net carrying value of intangible assets as of December 31, 2003 and 2004 amounted to:

                                                                2003           2004
                                                            ------------   ------------
Trademarks(1)(2)..........................................  Ps.  483,666   Ps.  512,957
Television network concession(1)..........................       665,639        665,639
Network affiliation agreements(1).........................       107,485        107,485
Broadcast license.........................................        29,412         22,995
                                                            ------------   ------------
Total intangible assets...................................  Ps.1,286,202   Ps.1,309,076
                                                            ============   ============

---------------

(1) Indefinite-lived

(2) Includes translation effect, impairment adjustments and acquisitions (see
    Note 7)

     The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.107,485 for each of the next five fiscal years.

     As described in Note 1 (i), under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over their estimated useful life. Bulletin C-8 was adopted starting January 1, 2003, and consequently, trademarks and the television network concession were recognized as having indefinite lives and were no longer amortized. Accordingly, amortization of these indefinite-lived intangible assets ceased in 2002 for U.S. GAAP and in 2003 for Mexican GAAP.

     In addition, as described in Note 1 (i), under Mexican GAAP, effective January 1, 2004, with the adoption of Bulletin B-7 goodwill is no longer amortized but subject to an annual impairment test. As a result, the U.S. GAAP net income reconciliation for the year ended December 31, 2004 no longer includes a reconciling item for goodwill amortization. In addition, as described in Note 7, in 2004, the Group recognized for Mexican GAAP purposes impairment charges totaling Ps.172,776 related to the Publishing Distribution segment. Given that the Publishing Distribution segment impairment charge had been previously been recognized for U.S. GAAP purposes upon adoption of SFAS 142 in 2002, this Mexican GAAP impairment adjustment has been reversed in the U.S. GAAP 2004 net income reconciliation.

  (f) Equity method investees

     The effect of applying U.S. GAAP to the Group's equity investees, as it relates to Innova (through March 31, 2004), SMCP (through October 2004), Univision and other minor investees, has been included in the Group's U.S. GAAP reconciliation.

     The schedules below present, under U.S. GAAP, summarized statements of operations for the years ended December 31, 2002, 2003 and 2004, and balance sheet information as of December 31, 2004 and 2003 for the significant investments that were accounted for under the equity method.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     CONDENSED STATEMENTS OF OPERATIONS

                                                       YEAR ENDED DECEMBER 31, 2002
                              -------------------------------------------------------------------------------
                                                                                OTHER EQUITY    TOTAL EQUITY
                                 INNOVA         UNIVISION        SMCP(1)         INVESTMENTS     INVESTMENTS
                              -------------   -------------   -------------     -------------   -------------
Net sales...................  Ps. 3,626,806   Ps.12,489,700   Ps.   638,108     Ps. 7,536,079   Ps.24,290,693
Total expenses..............      5,512,706      10,795,494       2,099,205        10,882,252      29,289,657
                              -------------   -------------   -------------     -------------   -------------
(Loss) income before income
  taxes and minority
  interest..................     (1,885,900)      1,694,206      (1,461,097)       (3,346,173)     (4,998,964)
Income tax provisions.......        (82,609)       (703,905)            (23)          (13,283)       (799,820)
                              -------------   -------------   -------------     -------------   -------------
(Loss) income before
  minority interest.........     (1,968,509)        990,301      (1,461,120)       (3,359,456)     (5,798,784)
Minority interest...........             --              --              --            (2,390)         (2,390)
                              -------------   -------------   -------------     -------------   -------------
U.S. GAAP net (loss)
  income....................  Ps.(1,968,509)  Ps.   990,301   Ps.(1,461,120)    Ps.(3,361,846)  Ps.(5,801,174)
                              =============   =============   =============     =============   =============
Televisa's equity in net
  (losses) income of equity
  investees, under U.S.
  GAAP......................  Ps.(1,181,105)  Ps.   129,452   Ps.  (955,772)(1) Ps.   (17,761)  Ps.(2,025,186)
                              =============   =============   =============     =============   =============

---------------

(1) Includes corporate consolidation adjustments of Ps.(517,436)

                                              YEAR ENDED DECEMBER 31, 2003
                              ------------------------------------------------------------
                                                             OTHER EQUITY    TOTAL EQUITY
                                 INNOVA        UNIVISION      INVESTMENTS     INVESTMENTS
                              ------------   -------------   -------------   -------------
Net sales...................  Ps.3,940,287   Ps.15,480,029   Ps. 3,745,513   Ps.23,165,829
Total expenses..............     4,885,546      12,400,738       4,998,635      22,284,919
                              ------------   -------------   -------------   -------------
(Loss) income before income
  taxes and minority
  interest..................      (945,259)      3,079,291      (1,253,122)        880,910
Income tax benefit
  (provision)...............       123,126      (1,244,363)        (79,482)     (1,200,719)
                              ------------   -------------   -------------   -------------
(Loss) income before
  minority interest.........      (822,133)      1,834,928      (1,332,604)       (319,809)
Minority interest...........            --              --         (16,077)        (16,077)
                              ------------   -------------   -------------   -------------
U.S. GAAP net (loss)
  income....................  Ps. (822,133)  Ps. 1,834,928   Ps.(1,348,681)  Ps.  (335,886)
                              ============   =============   =============   =============
Televisa's equity in net
  (losses) income of equity
  investees, under U.S.
  GAAP......................  Ps. (493,280)  Ps.   171,932   Ps.  (722,955)  Ps.(1,044,303)
                              ============   =============   =============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                                                    YEAR ENDED DECEMBER 31, 2004
                                            --------------------------------------------
                                                            OTHER EQUITY   TOTAL EQUITY
                                              UNIVISION     INVESTMENTS     INVESTMENTS
                                            -------------   ------------   -------------
Net sales.................................  Ps.19,922,538   Ps.5,480,254   Ps.25,402,792
Total expenses............................     15,234,862      5,820,984      21,055,846
                                            -------------   ------------   -------------
Income (loss) before income taxes and
  minority interest.......................      4,687,676       (340,730)      4,346,946
Income tax (provision)....................     (1,834,836)      (162,811)     (1,997,647)
                                            -------------   ------------   -------------
Income (loss) before minority interest....      2,852,840       (503,541)      2,349,299
Minority interest.........................             --         (3,019)         (3,019)
                                            -------------   ------------   -------------
U.S. GAAP net income (loss)...............  Ps. 2,852,840   Ps. (506,560)  Ps. 2,346,280
                                            =============   ============   =============
Televisa's equity in net income (losses)
  of equity investees, under U.S. GAAP....  Ps.   271,359   Ps. (138,443)  Ps.   132,916
                                            =============   ============   =============

    CONDENSED BALANCE SHEETS

                                                                  AS OF DECEMBER 31, 2003
                                               -------------------------------------------------------------
                                                                               OTHER EQUITY    TOTAL EQUITY
                                                  INNOVA         UNIVISION      INVESTMENTS     INVESTMENTS
                                               -------------   -------------   -------------   -------------
Current assets...............................  Ps.   798,358   Ps. 6,146,670   Ps. 2,182,210   Ps. 9,127,238
Non-current assets...........................      3,016,964      84,098,351       2,142,777      89,258,092
                                               -------------   -------------   -------------   -------------
Total assets.................................  Ps. 3,815,322   Ps.90,245,021   Ps. 4,324,987   Ps.98,385,330
                                               =============   =============   =============   =============
Current liabilities..........................      1,506,218       3,408,082       5,565,612      10,479,912
Non-current liabilities......................      6,060,895      26,582,684         641,728      33,285,307
Stockholders' (deficit) equity...............     (3,751,791)     60,254,255      (1,882,353)     54,620,111
                                               -------------   -------------   -------------   -------------
Total liabilities and stockholders' equity...  Ps. 3,815,322   Ps.90,245,021   Ps. 4,324,987   Ps.98,385,330
                                               =============   =============   =============   =============
Televisa's investment in and advances to
  equity investees at cost plus equity in
  undistributed (losses) earnings since
  acquisition (net)..........................  Ps.(2,251,075)  Ps. 5,644,857   Ps.  (335,168)  Ps. 3,058,614
                                               =============   =============   =============   =============

                                                                        AS OF DECEMBER 31, 2004
                                                             ---------------------------------------------
                                                                             OTHER EQUITY    TOTAL EQUITY
                                                               UNIVISION      INVESTMENTS     INVESTMENTS
                                                             -------------   -------------   -------------
Current assets.............................................  Ps. 7,410,562   Ps. 1,507,825   Ps. 8,918,387
Non-current assets.........................................     84,313,666       1,846,063      86,159,729
                                                             -------------   -------------   -------------
Total assets...............................................  Ps.91,724,228   Ps. 3,353,888   Ps.95,078,116
                                                             =============   =============   =============
Current liabilities........................................      3,250,101       5,128,885       8,378,986
Non-current liabilities....................................     28,406,615         933,457      29,340,072
Stockholders' (deficit) equity.............................     60,067,512      (2,708,454)     57,359,058
                                                             -------------   -------------   -------------
Total liabilities and stockholders' equity.................  Ps.91,724,228   Ps. 3,353,888   Ps.95,078,116
                                                             =============   =============   =============
Televisa's investment in and advances to equity investees
  at cost plus equity in undistributed earnings since
  acquisition (net)........................................  Ps. 5,611,634   Ps.    92,488   Ps. 5,704,122
                                                             =============   =============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

  INNOVA

     The primary difference between Innova's Mexican GAAP and U.S. GAAP net earnings is due to satellite transponder and reorientation cost adjustments, the recognition of the derivative financial instruments, the recognition of revenue and the adjustment to depreciation expense for the inflation restatement of fixed assets of non-Mexican origin. Under Mexican GAAP, Innova established an accrual and recognized non-recurring losses for the redundant use of transponders as well as antenna reorientation costs. Under U.S. GAAP, the redundant satellite costs would not be accrued and along with the antenna reorientation costs, would be expensed as incurred. In addition, under Mexican GAAP, Innova restates its equipment of non-Mexican origin using the Specific Index while for U.S. GAAP, this equipment is restated to constant currency using the change in the NCPI.

     In addition, for Mexican GAAP purposes, prior to 2002, the Group decided to discontinue the recognition of equity losses with respect to its investment in Innova. Under U.S. GAAP, the Group continued to equity account Innova's results of operations since the Group has guaranteed certain of its obligations and is committed to provide further financial support for Innova. Hence, the U.S. GAAP net income reconciliation adjustments for 2002 and 2003 also reflect the difference in the equity in earnings recognized under Mexican GAAP and U.S. GAAP for Innova. In 2004, Innova was consolidated under Mexican GAAP and consequently, all previously unrecognized losses were recognized under Mexican GAAP as a cumulative effect adjustment. The U.S. GAAP net income adjustment for 2004 reflects the reversal of the Mexican GAAP cumulative effect adjustment since as explained above, all equity method losses had continued to be recognized on a U.S. GAAP basis.

  SMCP

     As mentioned in Note 10, during 2003 and 2004, under Mexican GAAP, the Group ceased recognizing additional equity losses in SMCP since its investment balance had already recognized losses up to the amount of its expected proportional guarantee of SMCP's satellite transponder obligation. Due to a series of events which are more fully described in Note 10, during 2003 and 2004, the Group has reversed for Mexican GAAP purposes, its estimated liability related to the guarantee. Under U.S. GAAP, the Group continued to account for SMCP under the equity method of accounting through October 2004 when it announced its intention to dispose of its interest in the investment. Consequently, the U.S. GAAP adjustment reflects the reversal of the benefit recognized under Mexican GAAP in 2003 and 2004, in addition to the continued recognition of the equity method losses.

     UNIVISION

     Under Mexican GAAP, the convertible preference shares of Univision received in 2002 were initially accounted for at cost, with the equity method applied from the date of conversion into Univision Class "A" and Class "B" Common Stock. Under U.S. GAAP, the equity method was applied retroactively to these shares upon conversion, in a manner consistent with the accounting for a "step" acquisition of a subsidiary. In addition, the U.S. GAAP adjustments for 2002 and 2003 reflect the reversal of the Mexican GAAP amortization of goodwill and 2002 also reflects the reversal of the Mexican GAAP amortization of other indefinite lived intangibles of the equity investee. No adjustments were necessary for 2004 as goodwill and indefinite lived intangibles are no longer amortized for Mexican GAAP purposes.

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

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

     The Group uses currency option agreements to protect its exposure to changes in the exchange rates created by its U.S. dollar-denominated debt. The Group also uses derivative financial instruments to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates. The Group's specific goals are to (1) manage interest rate sensitivity by modifying the repricing or maturity characteristics of some of its debt and (2) lower (where possible) the cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of the Group's fixed-rate debt when that market value is compared with the cost of the borrowed funds.

     By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the Group exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Group, which creates repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, does not assume repayment risk. The Group minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates and currency exchange rates. The Group manages the market risk associated with interest rate and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     As further described in Note 9, during 2002, 2003 and 2004, the Group entered into currency option agreements, UDI forward contracts, interest rate option agreements, interest rate swap agreements, currency swap agreements and written put option agreements on its own shares. Under Mexican GAAP, the Group recorded these derivative instruments, which qualify for hedge accounting, on the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the income statement. However, for U.S. GAAP purposes, these derivative instruments do not qualify for hedge accounting, and as such, they should be recorded on the balance sheet at their fair value with changes in fair values taken directly to the income statement.

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

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

Gains and losses in Group's net investment in Univision are offset by exchange losses and gains in the Group's debt obligations, which are charged or credited to other comprehensive income or loss.

     As described in Note 5, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican GAAP, the warrants have not been assigned a value since they are related to an equity investee and it is management's intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP, SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF Issue No. 00-8, "Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services", they must be recorded at their fair value from the date of performance commitment.

     As described in Note 1(c), under Mexican GAAP the Group designated its net investment in Univision as being a hedge of the U.S. dollar-denominated debt. However, this different designation has no significant effect in the U.S. GAAP reconciliation.

     For the years ended December 31, 2003 and 2004, Ps.493,333 and Ps.(42,643), respectively, of net losses (gains) related to the foreign-currency-denominated debt agreements were included in the Group's cumulative translation adjustment.

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

     COMPONENTS OF NET PERIODIC BENEFIT COST

     The components of net periodic pension and seniority premium plan cost as of December 31, calculated in accordance with SFAS 87, consist of the following:

                                                      2002         2003         2004
                                                   ----------   ----------   ----------
Service cost.....................................  Ps. 80,780   Ps. 75,020   Ps. 64,285
Interest cost....................................      39,698       39,514       34,441
Expected return on plan assets...................     (38,204)     (38,581)     (44,554)
Net amortization and deferral....................      46,280       54,250        7,645
                                                   ----------   ----------   ----------
Net cost under U.S. GAAP.........................     128,554      130,203       61,817
Net cost under Mexican GAAP......................     129,968      129,812       84,775
                                                   ----------   ----------   ----------
(Reduction) increase of net cost that would be
  recognized under U.S. GAAP.....................  Ps. (1,414)  Ps.    391   Ps.(22,958)
                                                   ==========   ==========   ==========

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

     The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuing year were:

                                                              2002   2003   2004
                                                              ----   ----   ----
Weighted average discount rate..............................   4%     4%     4%
Rate of increase in future compensation levels..............   2%     2%     2%
Expected long-term rates of return on plan assets...........   5%     5%     5%

     The long-term asset return rate is based on the annual recommendations of the Actuarial Commission of the Mexican Association of Consulting Actuaries
(AMAC), which in turn based its recommendation on historical average real interest rates of Treasury Bills (CETES) for the last twenty years. AMAC recommends an asset return between 0 and 400 basis points above discount rate used to estimate the benefit obligation. According to such recommendation, the Group used a 4% discount rate and a 5% asset return rate, which is 100 basis points higher than the discount rate.

     OBLIGATIONS AND FUNDED STATUS AT DECEMBER 31

     The pension and seniority premium plan liability as of December 31, 2003 and 2004, under SFAS 87, is as follows:

                                                               2003           2004
                                                           ------------   -------------
Projected benefit obligation.............................  Ps.  896,109   Ps.   865,919
Plan assets..............................................      (934,881)     (1,117,452)
                                                           ------------   -------------
Funded status............................................       (38,772)       (251,533)
                                                           ------------   -------------
Unrecognized prior service cost..........................      (294,130)       (266,436)
Unrecognized net loss....................................       133,175         358,791
                                                           ------------   -------------
                                                               (160,955)         92,355
                                                           ------------   -------------
Prepaid pension asset....................................      (199,727)       (159,178)
                                                           ------------   -------------
Balance sheet liability..................................  Ps. (199,727)  Ps.  (159,178)
                                                           ============   =============
Change in benefit obligation:
Projected benefit obligation at beginning of year........  Ps.1,013,548   Ps.   896,109
Service cost.............................................        75,020          64,285
Interest cost............................................        39,514          34,441
Actuarial gain...........................................      (131,509)        (85,183)
Benefits paid............................................      (100,464)        (43,733)
                                                           ------------   -------------
Projected benefit obligation at end of year..............  Ps.  896,109   Ps.   865,919
                                                           ============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                                                               2003           2004
                                                           ------------   -------------
Change in plan assets:
Fair value of plan assets at beginning of year...........  Ps.  760,898   Ps.   934,881
Actual return on plan assets.............................       199,191         197,530
Plan asset contributions.................................        37,940          69,939
Benefits paid............................................       (63,148)        (84,898)
                                                           ------------   -------------
Fair value of plan assets at end of year.................  Ps.  934,881   Ps. 1,117,452
                                                           ============   =============

     PLAN ASSETS

     The Company's weighted average asset allocation by asset category as of December 31 was as follows:

                                                              2003    2004
                                                              -----   -----
Equity securities...........................................   54.3%   63.4%
Fixed rate instruments......................................   45.7%   36.6%
                                                              -----   -----
Total.......................................................  100.0%  100.0%
                                                              =====   =====

     Included within plan assets at December 31, 2003 and 2004 are shares held by the trust in the Group with a fair value of Ps.507,510 and Ps.724,139, respectively (54.3% and 63.4% of total plan assets, respectively).

     The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts. These investment guidelines require to invest a minimum of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated "AA" or better by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments.

     The Group has substantially funded its projected benefit obligation as of December 31, 2004, accordingly, the Group does not expect to make significant contributions to its plan assets in 2005.

  (j) Employee stock option plans

     STOCK PURCHASE PLAN

     As described in Note 13, the Group adopted a stock purchase plan, as amended (the "Purchase Plan"), under which a specific number of awards to purchase CPOs are granted and sold to eligible employees. Pursuant to the Purchase Plan, ownership of the CPOs is not transferred until certain conditions are met. In accordance with the Purchase Plan, a trust administered by a Mexican financial institution is being used to implement the Plan (the "Trust"). The technical committee of the Trust may also authorize anticipated sales in the open market by the trustee of a portion of the CPOs granted and sold to employees in order to settle the purchase price (a "cashless transaction").

     Under the Purchase Plan, all awards are granted at an exercise price ranging from approximately Ps.11.21 to Ps.19.10 or from U.S.$1.04 to U.S.$1.71 (Initial Price) per CPO, in certain cases, to be adjusted by a rate ranging from 2% to 6% per annum (depending upon whether the purchase price is paid in pesos or U.S. dollars) (Adjusted Price) accruing from the date of the contract to the date of exercise.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Under the terms of the Purchase Plan, the awards generally vest within five years depending on certain variables. The Group will transfer the CPOs to the participant at the end of each vesting period if the participant settles the payment of the Initial Price or the Adjusted Price and continues as an employee of the Group or any of its subsidiaries.

     LONG-TERM RETENTION PLAN

     As described in Note 13, the Group adopted a long-term retention plan (the "Retention Plan"), which supplements the Group's existing Purchase Plan, under which a specific number of awards to purchase CPOs or CPO equivalents are granted and sold to eligible employees. Pursuant to the Retention Plan, ownership of the CPOs is not transferred until certain conditions are met. In accordance with the Retention Plan, a trust administered by a Mexican financial institution is being used to implement the Plan.

     Under the Retention Plan, all awards were granted at an exercise price ranging from approximately Ps.13.45 to Ps.28.05 per CPO, and the awards are estimated to vest over a period comprised between 2008 and 2023.

     Under Mexican GAAP, the Group recognizes no compensation expense for its employee stock plans. For U.S. GAAP purposes, the Group applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and its related interpretations ("APB 25") to account for stock-based compensation. In accordance with APB 25, the Company recognizes compensation expense for its employee stock plans using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. Compensation cost is accrued over the vesting/performance periods and adjusted for subsequent changes in fair market value of the shares from the measurement date.

     The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 and present the pro forma disclosures required by SFAS 123 as amended by SFAS 148.

     At December 31, 2002, 2003 and 2004, the Group had granted approximately 83 million, 83 million and 170 million CPOs, respectively, under its employee stock plans. Had the compensation cost of these plans been determined based on the fair value of the options at date of grant using the provisions of

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

SFAS No. 123, "Accounting for Stock-Based Compensation", the Group's net income and earnings per share would be the pro forma amounts shown in the following table:

                                                       YEAR ENDED DECEMBER 31,
                                             -------------------------------------------
                                                 2002            2003           2004
                                             -------------   ------------   ------------
Net (loss) income under U.S. GAAP
  As reported..............................  Ps.(1,238,745)  Ps.2,949,765   Ps.3,472,570
  Add:  Stock-based employee compensation
     expense included in reported net
     (loss) income, net of related tax
     effects...............................         (5,691)       491,234      1,102,943
  Deduct:  Total stock-based employee
     compensation expense determined under
     fair value based method for all
     awards, net of related tax effects....       (101,975)      (243,061)      (588,293)
                                             -------------   ------------   ------------
  Pro forma................................  Ps.(1,346,411)  Ps.3,197,938   Ps.3,987,220
                                             =============   ============   ============
(Loss) earnings per CPO under U.S. GAAP
  (constant pesos)
     Basic and diluted, as reported........          (0.42)          1.01           1.19
     Basic and diluted, pro forma..........          (0.46)          1.10           1.37

     The results may not be representative of the effects on the pro forma net income for the future.

     The Group determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                                     DECEMBER 31,
                                                              2002       2003       2004
                                                              ----   ------------   ----
Dividend yield..............................................    0%       3.5%       3.8%
Expected volatility.........................................   52%        52%        50%
Risk-free interest rate.....................................  8.5%       6.3%       8.6%
Expected life of options (in years).........................  3.2        1.2        3.1

     A summary of the changes of the stock awards for employees for the years ended December 31, is presented below (in constant pesos and thousands of CPOs):

     STOCK PURCHASE PLAN

                                 2002                        2003                         2004
                       -------------------------   -------------------------   --------------------------
                                WEIGHTED-AVERAGE            WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                        CPOS     EXERCISE PRICE     CPOS     EXERCISE PRICE     CPOS      EXERCISE PRICE
                       ------   ----------------   ------   ----------------   -------   ----------------
Outstanding at
  beginning of
  year...............  83,812       Ps.12.70       82,776       Ps.12.48        80,476       Ps.12.14
Granted..............      20          12.25        4,416          11.79        32,699          19.10
Exercised............      --             --       (5,000)         12.62       (41,533)         11.97
Forfeited............  (1,056)            --       (1,716)            --          (380)            --
                       ------                      ------                      -------
Outstanding at the
  end of the year....  82,776          12.48       80,476          12.14        71,262          14.69
                       ======                      ======                      =======
Options exercisable
  at end of year.....      --             --       25,000          12.62           995          10.95
                       ======                      ======                      =======

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     As of December 31, 2004, the weighted-average remaining contractual life of the awards under the stock purchase plan is 1.1 years.

     LONG-TERM RETENTION PLAN

                                                                       2004
                                                              -----------------------
                                                                            WEIGHTED-
                                                                CPOS OR      AVERAGE
                                                                  CPO       EXERCISE
                                                              EQUIVALENTS     PRICE
                                                              -----------   ---------
Outstanding at beginning of year............................        --      Ps.   --
Granted.....................................................    52,667         15.55
Exercised...................................................        --            --
Forfeited...................................................        --            --
                                                                ------
Outstanding at the end of the year..........................    52,667         15.55
                                                                ======
Options exercisable at end of year..........................        --
                                                                ======

     As of December 31, 2004, the weighted-average remaining contractual life of the awards under the long-term retention plan is 5.1 years.

  (k) Production and film costs

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

     Under U.S. GAAP, the Group follows the provisions of the American Institute of Certified Public Accountants Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SoP 00-2"). Pursuant to SoP 00-2, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not individual film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. The Group expects to amortize all of its unamortized film costs over the next year.

     In addition, Mexican GAAP allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization.

  (l) Deferred income taxes

     Under Mexican GAAP, the Group applies the provisions of Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing", which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.

     Under U.S. GAAP, SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The components of the net deferred tax liability applying SFAS 109 consist of the following:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                              2003            2004
                                                          -------------   -------------
Net deferred income tax liability recorded under Mexican
  GAAP (see Note 21)....................................  Ps.(1,214,381)  Ps.(1,334,022)
                                                          -------------   -------------
Impact of U.S. GAAP adjustments:
  Capitalization of financing costs.....................        290,839         249,466
  Deferred costs........................................         51,530          34,583
  Equipment restatement.................................       (132,468)       (128,187)
  Purchase accounting adjustments.......................        (92,858)        (75,089)
  Adjustment of gain on sale of music recording
     business...........................................         98,747          87,130
  Pension plan and seniority premiums...................             --          (6,887)
  Derivative financial instruments......................       (888,676)       (447,242)
  Production and film costs.............................        632,788         578,170
  Employee long-term retention plan.....................        207,589         496,615
  Valuation allowance...................................       (207,589)       (496,615)
                                                          -------------   -------------
                                                                (40,098)        291,944
                                                          -------------   -------------
Net deferred income tax liability on U.S. GAAP..........     (1,254,479)     (1,042,078)
                                                          -------------   -------------
Less:
Deferred income tax liability under Mexican GAAP........     (1,214,381)     (1,334,022)
                                                          -------------   -------------
Net deferred income tax adjustment required under U.S.
  GAAP..................................................  Ps.   (40,098)  Ps.   291,944
                                                          -------------   -------------

     The components of net deferred employees' profit sharing ("EPS") liability applying SFAS 109 consist of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2004
                                                             -----------   -----------
Deferred EPS liability:
  Current:
     Inventories...........................................  Ps.    (923)  Ps.    (877)
  Noncurrent:
     Property, plant and equipment.........................     (127,831)     (118,529)
     Deferred costs........................................      (60,835)      (57,668)
     Pension plan and seniority premiums...................       77,997        (2,299)
     Other.................................................       (3,289)       (2,011)
                                                             -----------   -----------
       Total deferred EPS liability........................  Ps.(114,881)  Ps.(181,384)
                                                             ===========   ===========

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The provisions for income tax and assets tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

                                                   2002            2003          2004
                                               -------------   ------------   ----------
Current:
  Mexican....................................  Ps.   975,785   Ps.1,096,160   Ps.593,406
  Foreign....................................          7,055          4,164        4,057
                                               -------------   ------------   ----------
                                                     982,840      1,100,324      597,463
                                               -------------   ------------   ----------
Deferred:
  Mexican....................................       (644,485)     1,908,458      (65,779)
  Foreign....................................       (498,473)          (980)       1,284
                                               -------------   ------------   ----------
                                                  (1,142,958)     1,907,478      (64,495)
                                               -------------   ------------   ----------
                                               Ps.  (160,118)  Ps.3,007,802   Ps.532,968
                                               =============   ============   ==========

     For purposes of the U.S. GAAP, the Group has charged (credited) Ps.1,373,526, Ps. (613,003) and Ps.265,538 of the change for the years ended December 31, 2002, 2003, and 2004 respectively, in SFAS 109 deferred income tax and EPS liabilities to income, and has charged (credited) Ps.178,176, Ps.87,264 and Ps.(4,281), respectively, of deferred income tax liability and deferred EPS directly to stockholders' equity relating to the result from holding non-monetary assets and translation effect of foreign subsidiaries.

     As disclosed in Note 2, in June 2003, the Company completed the acquisition of Telespecialidades from the shareholders of Televicentro, paying approximately U.S.$83 million. At the time of acquisition, Telespecialidades's net assets consisted principally of 4,773,849 shares of the Company as well as a deferred tax asset for net operating loss carryforwards of approximately Ps.7,062,177 and a related full valuation allowance. Under Mexican GAAP, the difference between the purchase price of U.S.$83 million Ps.(940,088) and the historical cost basis of the net assets acquired was recognized on the balance sheet as a deferred tax asset amounting to Ps.845,891. Subsequent incremental amounts realized in the 2003 tax return amounting to Ps.1,446,370 resulting from the use of these net loss carryforwards were recognized in the income statement. For U.S. GAAP purposes, since the Company and Telespecialidades were under common control, the transaction was accounted for on a historical cost basis with the difference between the purchase price and the historical cost basis of the net assets acquired being accounted for as an adjustment to shareholders' equity. In addition, the Company accounted for the utilization of the acquired net operating loss carryforwards as a capital contribution.

     A roll-forward of the Group's valuation allowance for 2004 is as follows:

  Balance at December 31, 2003..............................  Ps.(2,364,941)
     Decrease in valuation allowance........................        141,413
                                                              -------------
  Balance at December 31, 2004..............................  Ps.(2,223,528)
                                                              =============

(m) Maintenance reserve

     Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

(n) Minority interest

     This adjustment represents the allocation to the minority interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

     In addition, under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

(o) Effects of inflation accounting on U.S. GAAP adjustments

     In order to determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments.

     In addition, as disclosed in Notes 18 and 21, under Mexican GAAP Bulletin D-4, effective 2000, the monetary gain or loss generated by the monetary temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2002, 2003 and 2004, the Ps.88,592, Ps.57,525 and Ps.121,819, respectively, of monetary gain reflected within integral result of financing under Mexican GAAP has been reclassified to the deferred tax provision under U.S. GAAP.

     ADDITIONAL DISCLOSURE REQUIREMENTS

     Presentation in the financial statements -- Operating income

     Under Mexican GAAP, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily amortization of goodwill, the write-off of certain receivables, the write-off of program inventories, write-off of exclusive rights letters for soccer players, disputed or contractual letters of credit, certain financial advisory and professional fees, restructuring charges and employees' profit sharing expense (see Notes 19, 20 and 22). The differences relate primarily to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been Ps.3,786,827, Ps.7,337,682 and Ps.6,494,764 and operating income of the Publishing segment would have been Ps.245,682, Ps.353,454 and Ps.406,423 for the years ended December 31, 2002, 2003 and 2004, respectively.

     Presentation in the financial statements -- Discontinued operations

     As more fully disclosed in Note 22, under Mexican GAAP, in 2002 and 2003, the Group has reflected as a discontinued operation the Music Recording segment that it sold to Univision, its equity investee. Under U.S. GAAP, pursuant to Staff Accounting Bulletin 5-Z, the disposition of a business in which the seller retains an interest, either directly or indirectly, and over which it has continuing significant influence, is not presented as a discontinued operation. Summarized condensed results of operation information for the Music recording business for the year ended December 31, 2002 is reflected in Note 22.

     To provide a better understanding of the differences in accounting standards, the table below presents the Group's condensed consolidated statements of operations for the three years ended December 31, 2002, 2003 and 2004 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
statements of operations, as if the music recording business were presented as continuing operations, and after reflecting the adjustments described in (a) to
(n) above:

                                                      YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------
                                               2002            2003            2004
                                           -------------   -------------   -------------
Net sales................................  Ps.23,806,946   Ps.24,786,332   Ps.29,314,253
Cost of providing services (exclusive of
  depreciation and amortization).........     14,647,418      12,875,567      14,876,880
Selling and administrative expenses......      3,960,178       4,262,016       5,325,395
Depreciation and amortization............      1,905,704       1,494,895       2,067,064
                                           -------------   -------------   -------------
Income from operations...................      3,293,646       6,153,854       7,044,914
Integral result of financing -- net......     (1,966,638)        747,404      (2,549,264)
Other income (expense) -- net............      1,021,128         (25,870)       (532,968)
                                           -------------   -------------   -------------
Income before income taxes, minority
  interest, equity in earnings or losses
  of affiliates and cumulative effect of
  change in accounting principles........      2,348,136       6,875,388       4,130,120
Income tax and assets tax -- current and
  deferred...............................       (297,470)     (3,007,802)       (721,290)
                                           -------------   -------------   -------------
Income before minority interest, equity
  in earnings or losses of affiliates and
  cumulative effect of change in
  accounting principles..................      2,050,666       3,867,586       3,597,152
Minority interest........................         84,092         126,482        (257,498)
Equity in (losses) earnings of
  affiliates.............................     (2,025,186)     (1,044,303)        132,916
                                           -------------   -------------   -------------
Income before cumulative effect of change
  in accounting principles...............        109,572       2,949,765       3,472,570
Cumulative effect of change in accounting
  principles (SFAS 141 and SFAS 142,
  Ps.1,348,317, net of write off of
  negative goodwill of Ps.342,438 and tax
  benefit of Ps.457,588 in 2002).........     (1,348,317)             --              --
                                           -------------   -------------   -------------
Net (loss) income........................  Ps.(1,238,745)   Ps.2,949,765    Ps.3,472,570
                                           =============   =============   =============
Weighted average common shares
  outstanding (in millions)..............        353,906         352,421         345,206
                                           =============   =============   =============

     Presentation in the financial statements -- Earnings per CPO and per share

     As disclosed in Note 13, the Group has four classes of capital stock, Series "A", Series "B", Series "L" and Series "D". Holders of the Series "D" shares, and therefore holders of the CPOs, are entitled to an annual, cumulative and preferred dividend of approximately nominal Ps.0.00034177575 per Series "D" share before any dividends are payable on the Series "A" , Series "B" or Series "L" shares. For purposes of U.S. GAAP, the "two-class" method, which first reduces net income by the amount of the dividend preference to the Series "D" shares, has been applied to calculate earnings per share.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Earnings (loss) per CPO and per share under U.S. GAAP is presented in constant pesos for the years ended December 31, 2002, 2003 and 2004, as follows:

                                                                                          2004
                                                                                 -----------------------
                                                2002                2003                        PER
                                         ------------------   ----------------                SERIES
                                                      PER                PER                 "A", "B",
                                                    SERIES             SERIES                 "D" AND
                                                      "A"      PER       "A"       PER          "L"
                                         PER CPO     SHARE     CPO      SHARE      CPO         SHARE
                                         --------   -------   ------   -------   -------   -------------
Continuing operations..................  Ps. 0.04     Ps.--   Ps.1.01  Ps.0.01   Ps.1.19     Ps. 0.01
Cumulative effect of change in
  accounting principles................     (0.46)       --       --        --        --           --
                                         --------   -------   ------   -------   -------      -------
Net (loss) income per CPO/share........  Ps.(0.42)    Ps.--   Ps.1.01  Ps.0.01   Ps.1.19     Ps. 0.01
                                         ========   =======   ======   =======   =======      =======

     Presentation in the financial statements -- Consolidated balance sheets

     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets as of December 31, 2003 and 2004, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) and (n) above.

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2003            2004
                                                              -------------   -------------
ASSETS
Current assets:
Cash and cash equivalents...................................  Ps.10,457,667   Ps.15,906,455
Other investments...........................................      2,442,436         734,886
Trade notes and accounts receivable -- net..................     11,153,437      11,229,979
Other accounts and notes receivable -- net..................        939,581       1,134,122
Due from affiliated companies -- net........................        465,406          76,414
Transmission rights and programming.........................      3,718,589       3,593,910
Inventories.................................................        540,112         662,760
Deferred taxes..............................................      2,554,240       3,732,917
Other current assets........................................        533,676         710,956
                                                              -------------   -------------
Total current assets........................................     32,805,144      37,782,399
Non-current assets:
Transmission rights and programming.........................      3,051,876       2,564,479
Investments.................................................      6,546,811       6,966,681
Property, plant and equipment -- net........................     16,026,159      18,825,903
Goodwill -- net.............................................      7,887,929       7,624,676
Intangible assets -- net....................................      1,286,202       1,309,076
Deferred costs -- net.......................................        514,622         440,345
Other assets................................................      3,058,871       1,668,196
                                                              -------------   -------------
TOTAL ASSETS................................................  Ps.71,177,614   Ps.77,181,755
                                                              =============   =============

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2003            2004
                                                              -------------   -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt...........................  Ps.   299,997   Ps. 3,297,091
Current portion of satellite transponder lease obligation...             --          70,743
Trade accounts payable......................................      2,470,489       2,135,250
Customer deposits and advances..............................     14,289,837      14,930,323
Taxes payable...............................................      1,353,848       1,558,762
Accrued interest............................................        331,525         449,376
Other accrued liabilities...................................      1,190,240       1,253,355
                                                              -------------   -------------
Total current liabilities...................................     19,935,936      23,694,900
Non-current liabilities:
Long-term debt..............................................     15,467,489      18,943,799
Satellite transponder lease obligation......................             --       1,324,615
Customer deposits and advances..............................        441,338         372,888
Other long-term liabilities.................................        745,282         592,004
Deferred taxes..............................................      3,923,600       4,956,379
DTH joint ventures..........................................      3,488,197       1,262,559
Pension plans and seniority premiums........................        610,557       1,632,427
                                                              -------------   -------------
TOTAL LIABILITIES...........................................     44,612,399      52,779,571
                                                              -------------   -------------
Commitments and contingencies:
Minority interest...........................................      1,126,679         (88,723)
                                                              -------------   -------------
TOTAL STOCKHOLDERS' EQUITY..................................     25,438,536      24,490,907
                                                              -------------   -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  Ps.71,177,614   Ps.77,181,755
                                                              =============   =============

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

     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2002, 2003 and 2004) of Mexican financial institutions, to be cash equivalents.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS 95.

                                                       2002            2003            2004
                                                   -------------   -------------   -------------
Operating activities:
Net (loss) income under U.S. GAAP................  Ps.(1,238,745)  Ps. 2,949,765   Ps. 3,472,570
Adjustments to reconcile net income to cash
  provided by operating activities:
  Equity in losses of affiliates.................      2,025,186       1,044,303        (132,916)
  Minority interest from continuing operations...        (84,092)       (126,482)        257,498
  Depreciation and amortization..................      1,905,704       1,494,895       2,067,064
  Cumulative loss effect of accounting change....      1,348,316              --              --
  Deferred income tax and employees' profit
     sharing.....................................       (711,120)        408,485           2,008
  Derivative financial instruments...............      1,287,311      (1,399,393)      1,020,376
  Gain on disposal of investment.................       (830,521)       (468,966)        122,455
  Unrealized foreign exchange loss, net..........        540,876         233,735         (71,408)
  Loss from monetary position....................       (173,904)        (80,697)        180,848
                                                   -------------   -------------   -------------
                                                       4,069,011       4,055,645       6,918,495
                                                   -------------   -------------   -------------
Changes in operating assets and liabilities:
Decrease (increase) in:
  Trade notes and accounts receivable and
     customer deposits and advances, net.........       (481,120)        674,715          51,963
  Inventories....................................         59,267          16,256        (109,295)
  Transmission rights, programs and films and
     production talent advances..................        183,108        (173,345)        382,103
  Other accounts and notes receivable and other
     current assets..............................        479,939        (110,152)       (406,282)
(Decrease) increase in:
  Trade accounts payable.........................        303,318         154,115        (408,352)
  Other liabilities and taxes payable............      1,800,196             145         184,132
  Pension plans and seniority premiums...........       (283,018)        584,616       1,357,767
                                                   -------------   -------------   -------------
                                                       2,061,690       1,146,350       1,052,036
                                                   -------------   -------------   -------------
Cash provided by operating activities............      6,130,701       5,201,995       7,970,531
                                                   -------------   -------------   -------------
Financing activities:
  Issuance of Senior Notes.......................      3,433,459              --              --
  Other changes in notes payable.................     (3,178,720)       (215,866)      2,646,720
  Shares issued..................................            447       4,232,220              --
  Repurchase of shares...........................        (40,573)     (4,818,450)       (229,233)
  Gain on issuance of shares of investee.........             --              --         107,870
  Dividends......................................             --        (601,556)     (3,981,377)
  Minority interest..............................        193,569          15,572         (86,699)
                                                   -------------   -------------   -------------
Cash provided (used) by financing activities.....        408,182      (1,388,080)     (1,542,719)
                                                   -------------   -------------   -------------

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                                                       2002            2003            2004
                                                   -------------   -------------   -------------
Investing activities:
  Other investments..............................       (254,671)     (2,187,765)      1,707,575
  Due from affiliated companies, net.............        697,671        (289,976)        (53,716)
  Proceeds from dispositions of investments......      2,755,474         417,689        (285,780)
  Equity investments and other advances..........     (5,799,383)        701,928              --
  Investments in property, plant and equipment...     (1,331,773)       (682,786)     (1,976,390)
  Deferred costs and other assets................        659,539        (230,860)       (204,933)
                                                   -------------   -------------   -------------
Cash used for investing activities...............     (3,273,143)     (2,271,770)       (813,244)
                                                   -------------   -------------   -------------
Net increase in cash and cash equivalents........      3,265,740       1,542,145       5,614,568
Translation effect on cash and cash
  equivalents....................................        (72,003)        (53,796)          6,177
Effect of inflation on cash and cash
  equivalents....................................       (341,064)       (386,470)       (639,816)
Net increase in cash and temporary investments of
  Innova's consolidation.........................             --              --         467,859
Cash and cash equivalents at beginning of year...      6,503,115       9,355,788      10,457,667
                                                   -------------   -------------   -------------
Cash and cash equivalents at end of year.........  Ps. 9,355,788   Ps.10,457,667   Ps.15,906,455
                                                   =============   =============   =============

     Net cash provided by (used for) operating activities reflects cash payments for interest and income taxes as follows:

                                                  2002           2003           2004
                                              ------------   ------------   ------------
Interest....................................  Ps.1,183,311   Ps.1,101,465   Ps.1,637,407
Income taxes and/or assets tax..............       759,260        505,299        719,810

     Supplemental disclosures about non-cash activities:

                                                  2002           2003           2004
                                              ------------   ------------   ------------
Note receivable related to customer           Ps.7,829,566   Ps.8,460,155   Ps.8,557,396
  deposits..................................

     Recently issued accounting standards

     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

     Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES
on the modified prospective method. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, "TOPIC 14:
Share-based payment" (SAB 107). SAB 107 addresses the interaction between SFAS 123(R) and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. We have not yet determined the method of adoption to be used and have not completed our evaluation of the effects of adopting SFAS 123R.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.

     In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations -- an interpretation of FASB Statement No. 143". FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We have not quantified the impact of adopting FIN 47, but we do not expect the adoption to have a material impact on our financial position or results of operations.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

     Consolidated valuation and qualifying accounts

                                            BALANCE AT
                                           BEGINNING OF                               BALANCE AT
DESCRIPTION                                   PERIOD      ADDITIONS    DEDUCTIONS    END OF PERIOD
-----------                                ------------   ----------   -----------   -------------
CONTINUING OPERATIONS:
  Reserve for damage, obsolescence or
     deterioration of inventory:
     Year ended December 31, 2002........  Ps.   11,230   Ps.  1,902   Ps.  (3,942)  Ps.    9,190
     Year ended December 31, 2003........         9,190        2,832           (58)        11,964
     Year ended December 31, 2004........        11,964        1,688        (5,252)         8,400
  Allowances for doubtful accounts(1):
     Year ended December 31, 2002........  Ps.  817,153   Ps.344,638   Ps.(159,153)  Ps.1,002,638
     Year ended December 31, 2003........     1,002,638      375,242      (445,217)       932,663
     Year ended December 31, 2004........       932,663      521,747      (253,429)     1,200,981
DISCONTINUED OPERATIONS:
  Reserve for damage, obsolescence or
     deterioration of inventory:
     Year ended December 31, 2002........  Ps.    6,287   Ps.     --   Ps.  (6,287)  Ps.       --
     Year ended December 31, 2003........            --           --            --             --
     Year ended December 31, 2004........            --           --            --             --
  Allowances for doubtful accounts(1):
     Year ended December 31, 2002........  Ps.   39,833   Ps.     --   Ps. (39,833)  Ps.       --
     Year ended December 31, 2003........            --           --            --             --
     Year ended December 31, 2004........            --           --            --             --

---------------

(1) Include allowances for trade and non-trade doubtful accounts.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Mexico, D.F., January 30, 2004, except for the restatement to December 31, 2004 constant pesos for which the date is March 11, 2005.

To the Equity Owners of
Innova, S. de R. L. de C. V.:

     We have audited the accompanying consolidated balance sheets of Innova, S. de R. L. de C. V. and its subsidiaries (collectively the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of loss, of changes in equity owners' deficit and of changes in financial position for the years then ended, all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C. V. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations, the changes in the equity owners' deficit and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

     Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for the years ended December 31, 2003 and 2002, and the determination of consolidated equity owner's deficit at December 31, 2003 and 2002 to the extent summarized in Note 20 to the consolidated financial statements.

                                          PRICEWATERHOUSECOOPERS

                                          /s/  FELIPE PEREZ CERVANTES, C.P.C.
                                          --------------------------------------
                                          Felipe Perez Cervantes, C.P.

                 INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN
                   PURCHASING POWER AS OF DECEMBER 31, 2004)

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                   2003            2002
                                                              --------------   -------------
                                           ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  Ps.    519,189   Ps.   291,634
Trade accounts receivable, net (Note 4).....................         118,137         113,515
Value-added tax credit and other............................           2,056           1,345
Spare parts.................................................          10,602          14,240
Prepaid advertising (Note 9)................................         131,489         133,479
Other current assets........................................          16,885          48,145
                                                              --------------   -------------
Total current assets........................................         798,358         602,358
Property and equipment, net (Note 5)........................       1,470,230       1,689,777
Satellite transponders, net (Note 6)........................       1,318,503       1,357,371
Deferred costs, net (Note 7)................................          61,228          90,124
Intangible assets, net (Note 8).............................           5,317           7,374
Other non-current assets....................................           3,357          17,269
                                                              --------------   -------------
Total assets................................................  Ps.  3,656,993   Ps. 3,764,273
                                                              ==============   =============

                           LIABILITIES AND EQUITY OWNERS' DEFICIT
CURRENT LIABILITIES:
Trade accounts payable......................................  Ps.    155,267   Ps.   108,923
Accrued expenses............................................         267,847         293,351
Satellite transponders obligation (Note 6)..................          66,820          57,765
Due to affiliated companies and other related parties (Note
  9)........................................................         448,408         474,064
Accrued interest............................................         126,615         145,262
Accrued taxes...............................................         102,734          34,510
Deferred income.............................................         145,118         119,766
                                                              --------------   -------------
Total current liabilities...................................       1,312,809       1,233,641
NON-CURRENT LIABILITIES:
Senior notes (Note 10)......................................       4,581,377       4,291,971
Equity owners' loans (Note 11)..............................              --       3,546,884
Satellite transponders obligation (Note 6)..................       1,477,795       1,497,206
Accrued interest............................................              --         746,448
Other liabilities...........................................           1,726           1,290
                                                              --------------   -------------
Total liabilities...........................................       7,373,707      11,317,440
                                                              --------------   -------------
Commitments and contingencies (Note 13).....................              --              --
EQUITY OWNERS' DEFICIT:
Contributed capital:
Social parts (Note 14)......................................       6,655,668       2,092,516
                                                              --------------   -------------
Earned capital:
Accumulated losses (Note 16)................................      (9,611,501)     (7,677,087)
Loss for the period.........................................        (840,110)     (1,934,414)
Excess (deficit) from restatement...........................          79,333         (34,036)
                                                              --------------   -------------
                                                                 (10,372,278)     (9,645,537)
                                                              --------------   -------------
Supplementary liability for labor obligations...............            (104)           (146)
                                                              --------------   -------------
Total equity owners' deficit................................      (3,716,714)     (7,553,167)
                                                              --------------   -------------
Total liabilities and equity owners' deficit................  Ps.  3,656,993   Ps. 3,764,273
                                                              ==============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                 INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
                  (EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN
                   PURCHASING POWER AS OF DECEMBER 31, 2004)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                  2003            2002
                                                              -------------   -------------
Net sales...................................................  Ps. 4,019,067   Ps. 3,754,787
Operating expenses:
Cost of sales...............................................      1,241,478       1,162,421
Administrative expenses.....................................        131,485         132,866
Selling expenses............................................        892,395         910,841
Other operating expenses....................................        500,356         526,966
                                                              -------------   -------------
Total operating expenses....................................      2,765,714       2,733,094
Depreciation and amortization...............................        850,603       1,011,827
                                                              -------------   -------------
Operating profit............................................        402,750           9,866
                                                              -------------   -------------
Integral results of financing (Note 3):
Interest expense............................................       (987,638)     (1,075,243)
Interest income.............................................         15,959          12,101
Foreign exchange losses, net................................       (618,268)     (1,284,553)
Gain from monetary position.................................        331,661         545,372
                                                              -------------   -------------
Total integral results of financing.........................     (1,258,286)     (1,802,323)
Other income (expenses) -- Net..............................          3,659         (23,854)
Restructuring and non-recurring items (Note 15).............       (112,445)        (35,468)
                                                              -------------   -------------
Loss before taxes and minority interest.....................       (964,322)     (1,851,779)
Provision for income and asset taxes (Note 17)..............        123,125         (82,613)
Minority interest...........................................          1,087             (22)
                                                              -------------   -------------
Net loss....................................................  Ps.  (840,110)  Ps.(1,934,414)
                                                              =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                 INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OWNERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                  (EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN
                   PURCHASING POWER AS OF DECEMBER 31, 2004)

                                                          SUPPLEMENTARY
                                                            LIABILITY                                    TOTAL EQUITY
                                           DEFICIT FROM     FOR LABOR      ACCUMULATED                     OWNERS'
                            SOCIAL PARTS   RESTATEMENT     OBLIGATIONS       LOSSES        NET LOSS        DEFICIT
                            ------------   ------------   -------------   -------------   -----------   --------------
Balance at December 31,
  2001....................  Ps.2,092,516   Ps.(213,706)      Ps. (17)     Ps.(7,229,246)  Ps.(447,841)  Ps.(5,798,294)
Transfer of net loss to
  accumulated losses......                                                     (447,841)      447,841              --
Comprehensive loss (Note
  18).....................                     179,670          (129)                      (1,934,414)     (1,754,873)
                            ------------   -----------       -------      -------------   -----------   -------------
Balance at December 31,
  2002....................     2,092,516       (34,036)         (146)        (7,677,087)   (1,934,414)     (7,553,167)
Capitalization of equity
  owners' loans (Note
  11).....................     4,563,152                                                                    4,563,152
Transfer of net loss to
  accumulated losses......                                                   (1,934,414)    1,934,414              --
Comprehensive loss (Note
  18).....................                     113,369            42                         (840,110)       (726,699)
                            ------------   -----------       -------      -------------   -----------   -------------
Balance at December 31,
  2003....................  Ps.6,655,668   Ps.  79,333       Ps.(104)     Ps.(9,611,501)  Ps.(840,110)  Ps.(3,716,714)
                            ============   ===========       =======      =============   ===========   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                 INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  (EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN
                   PURCHASING POWER AS OF DECEMBER 31, 2004)

                                                            YEARS ENDED DECEMBER 31,
                                                           ---------------------------
                                                              2003           2002
                                                           -----------   -------------
Operating activities:
Net loss.................................................  Ps.(840,110)  Ps.(1,934,414)
Adjustments to reconcile net loss to resources provided
  by (used in) operating activities:
  Depreciation and amortization..........................      850,603       1,011,827
  Maintenance reserve....................................        4,876           7,747
  Impairment of fixed assets.............................           --          33,661
                                                           -----------   -------------
                                                                15,369        (881,179)
                                                           -----------   -------------
Changes in operating assets and liabilities:
Trade accounts receivable................................       (4,622)         26,624
Value-added tax credit and other.........................         (711)          8,894
Spare parts..............................................        3,637          (5,007)
Prepaid advertising and other current assets.............       33,248          34,652
Deferred costs...........................................       36,011          16,099
Intangible and other assets..............................       47,722           6,412
Trade accounts payable...................................       46,344          14,582
Accrued expenses.........................................       42,723         (63,185)
Due to affiliated companies and other related parties....      (25,656)         91,652
Accrued interest.........................................     (765,099)        384,592
Deferred income..........................................       25,352           1,189
Supplementary liability for labor obligations............           42            (130)
Other....................................................          437             493
                                                           -----------   -------------
Resources used in operating activities...................     (545,203)       (364,312)
                                                           -----------   -------------
Financing activities:
Capital contributions....................................    4,563,152              --
Equity owners' loans.....................................   (3,546,884)        571,597
Senior notes.............................................      289,406         312,897
Satellite transponders obligation........................      (10,355)         69,320
                                                           -----------   -------------
Resources provided by financing activities...............    1,295,319         953,814
                                                           -----------   -------------
Investing activities:
Investment in property and equipment, net................     (522,561)       (347,285)
                                                           -----------   -------------
Resources used in investing activities...................     (522,561)       (347,285)
                                                           -----------   -------------
Cash and cash equivalents:
Increase for the period..................................      227,555         242,217
At the beginning of the period...........................      291,634          49,417
                                                           -----------   -------------
At the end of the period.................................  Ps. 519,189   Ps.   291,634
                                                           ===========   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31,
                                     2004)

NOTE 1 -- THE COMPANY AND ITS PRINCIPAL OPERATIONS:

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

     The Group's business requires a concession (license granted by the Mexican federal government) to operate. On May 24, 1996, the Ministry of Communications and Transportation (the "SCT") ratified the concession granted to a wholly-owned subsidiary of the Company to offer DTH satellite broadcasting services in Mexico using domestic satellites. The concession is for a period of thirty years, beginning May 24, 1996, and renewable in accordance with Mexican Communications Law. On November 27, 2000, the SCT granted to a wholly-owned subsidiary of the Company a concession to provide its broadcasting services using foreign satellites. The concession is for a 20-year period, effective November 27, 2000 and may be extended in accordance with Mexican Communications Law.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

  D.  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at acquisition cost and thereafter are restated using the National Consumer Price Index ("NCPI"), except for equipment of a non-Mexican origin, which are restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican peso against the currency of such country at the balance sheet date ("Specific Index"). Maintenance costs for technical equipment are reserved based on management estimates. Actual costs are applied against the applicable reserve when incurred. Repair and maintenance costs for computer equipment and integrated receiver/decoders ("IRDs") are expensed as incurred.

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

  G.  SENIORITY PREMIUMS AND INDEMNITIES

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

  H.  FOREIGN CURRENCY

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

  I.  REVENUE RECOGNITION

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

  J.  ADVERTISING COSTS

     Advertising expenses are expensed as incurred and amounted to Ps.211,637 and Ps.223,134 during the years ended December 31, 2003 and 2002, respectively.

  K.  CAPITALIZED FINANCING COSTS

     The Group capitalized the integral financing costs attributable to acquired assets during installation and preoperating expenses. Capitalized integral financing costs include interest costs, gains from monetary position and foreign exchange gains or losses, and are determined by reference to the Group's average interest cost for outstanding borrowings. No amounts were capitalized in 2003 and 2002.

  L.  RISK CONCENTRATIONS

     Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.101,762 in 2003 and Ps.121,219 in 2002 (Note 4).

     In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The use of these transponders is unprotected and, as a result, any long-term disruption to one or more of the transmission signals could have a material adverse effect on the Group.

  M.  COMPREHENSIVE LOSS

     Comprehensive loss represents the net loss for the period presented in the income statement plus other results for the period reflected in equity owners' deficit which are from non-owner sources (Note 18).

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

  P.  NEW ACCOUNTING BULLETINS

     In January 2002, the MIPA issued Statement C-8 "Intangible Assets" effective as of January 1, 2003. This statement establishes criteria for the recognition of intangible assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. The adoption of Statement C-8 did not have any impact on the Group's consolidated financial statements.

     In January 2002, the MIPA issued Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. The adoption of this Statement did not have any impact on the Group's financial statements.

     On January 1, 2004 the provisions of Statement C-15 "Impairment of Long-Lived Assets and Their Disposal" issued by the MIPA became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. In addition, it also prescribes guidelines for valuation of long-lived assets. The Group does not expect the adoption of this standard to have any effect on its financial statement.

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

The Group does not expect that the adoption of this Statement will have a material effect on the consolidated financial statements.

NOTE 3 -- EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

     The consolidated financial statements of the Group have been prepared in accordance with Statement B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, ("Statement B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2004 in order to be comparable to financial information as of that date, as follows:

     - The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2004 using the NCPI as of December 31, 2004.

     - The statements of loss and changes in equity owners' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2004 using the NCPI for the month in which the transactions occurred.

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

  RESTATEMENT OF EQUITY OWNERS' DEFICIT

     Social parts and other equity owners' deficit accounts (other than the excess/deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2004. The deficit/excess from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

  INTEGRAL RESULTS OF FINANCING

     The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2003 and 2002, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

  STATEMENT OF CHANGES IN FINANCIAL POSITION

     Statement B-12, "Statements of Changes in Financial Position" ("Statement B-12"), issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units in accordance with the Third Amendment to Statement B-10. Statement B-12 identifies the generation and application of resources as

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations. The translation effects of operating assets and liabilities are included in the stated change of the related item.

  OTHER ACCOUNTS

     The following accounts are restated using the NCPI:

        Debt issuance costs and related amortization
        Leasehold improvements and related amortization
        Intangible assets and related amortization

  NATIONAL CONSUMER PRICE INDEX (NCPI)

     Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2004, in accordance with the Third Amendment to Statement B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2004, 2003 and 2002 was 112.550, 106.996 and 102.904, respectively.

NOTE 4 -- TRADE ACCOUNTS RECEIVABLE, NET:

     Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRDs and from the sale of advertising. Balances as of December 31, consist of:

                                                                 2003         2002
                                                              ----------   ----------
Trade accounts receivable...................................  Ps.192,045   Ps.193,508
Allowance for doubtful accounts.............................     (73,908)     (79,993)
                                                              ----------   ----------
                                                              Ps.118,137   Ps.113,515
                                                              ==========   ==========

     The allowance for doubtful accounts for the years ended December 31, 2003 and 2002, was as follows:

                                                                 2003          2002
                                                              -----------   -----------
Beginning balance...........................................  Ps.  79,993   Ps.  92,724
Additions...................................................      101,762       121,219
Write offs..................................................     (107,847)     (133,950)
                                                              -----------   -----------
Ending balance..............................................  Ps.  73,908   Ps.  79,993
                                                              ===========   ===========

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

NOTE 5 -- PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net as of December 31, consists of:

                                                                2003           2002
                                                            ------------   ------------
Integrated receiver/decoders..............................  Ps.2,790,422   Ps.2,787,564
Transmission equipment....................................       399,440        374,793
Antennas, LNBs and accessories............................       842,567        606,516
Computer equipment........................................       513,189        334,516
Furniture.................................................        21,382         21,344
Transportation equipment..................................        21,498         22,943
Buildings.................................................           895          2,227
                                                            ------------   ------------
                                                               4,589,393      4,149,903
Accumulated depreciation..................................    (3,167,005)    (2,600,065)
                                                            ------------   ------------
                                                               1,422,388      1,549,838
Land......................................................         1,420          9,564
Equipment in progress.....................................        34,108        127,728
Advances to suppliers.....................................        12,314          2,647
                                                            ------------   ------------
                                                            Ps.1,470,230   Ps.1,689,777
                                                            ============   ============

     Depreciation expense for the years ended December 31, 2003 and 2002 was Ps.729,836 and Ps.803,642, respectively.

     The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.33,661 (which was included in "Restructuring and non-recurring items" line item) during the year ended December 31, 2002. As of April 2002, the Group ceased utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite. At that date, transmission equipment with a book value of Ps.41,937 associated with Solidaridad 2 was held by the Group and the Group decided to recognize an impairment charge amounting to Ps.33,661 for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.8,276 of transmission equipment that could be utilized by the PAS-9 satellite.

     At December 31, 2003 and 2002, IRDs, transmission equipment, computer equipment and transportation equipment include restated assets which are of a non-Mexican origin of Ps.341,150 and Ps.464,976, respectively, net of accumulated depreciation. Computer equipment includes Ps.188,043 and Ps.17,830 of capitalized software costs as of December 31, 2003 and 2002, respectively.

NOTE 6 -- SATELLITE TRANSPONDERS:

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

     The Group recorded an asset equal to the net present value of the U.S.$1.7 million per month payments and the U.S.$11.7 million credit. The balance of the satellite transponders as of December 31, is as follows:

                                                                2003           2002
                                                            ------------   ------------
Satellite transponders....................................  Ps.1,695,219   Ps.1,607,413
Accumulated depreciation..................................      (376,716)      (250,042)
                                                            ------------   ------------
                                                            Ps.1,318,503   Ps.1,357,371
                                                            ============   ============

     Amortization of satellite transponders in 2003 and 2002 was Ps.113,014 and Ps.107,160, respectively.

     The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                                                 TOTAL
                                                              ------------
2004........................................................    Ps.240,877
2005........................................................       240,877
2006........................................................       240,877
2007........................................................       240,877
2008........................................................       240,877
Thereafter..................................................     1,610,525
                                                              ------------
                                                                 2,814,910
Less: amount representing interest..........................    (1,270,295)
                                                              ------------
                                                              Ps.1,544,615
                                                              ============

     Interest expense recognized during the years ended December 31, 2003 and 2002 was Ps.178,682 and Ps.174,740, respectively.

     The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                2003           2002
                                                            ------------   ------------
Current portion...........................................  Ps.   66,820   Ps.   57,765
Long-term portion.........................................     1,477,795      1,497,206
                                                            ------------   ------------
                                                            Ps.1,544,615   Ps.1,554,971
                                                            ============   ============

     The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's equity owners' in relation to their respective ownership interests.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

NOTE 7 -- DEFERRED COSTS, NET:

     Deferred costs, net as of December 31, consist of:

                                                                2003        2002
                                                              ---------   ---------
Debt issuance costs, net(a).................................  Ps.53,941   Ps.80,688
Leasehold improvements, net(b)..............................      7,287       9,436
                                                              ---------   ---------
                                                              Ps.61,228   Ps.90,124
                                                              =========   =========

  A.  DEBT ISSUANCE COSTS

                                                                 2003         2002
                                                              ----------   -----------
Old Senior Notes(1).........................................  Ps. 44,468   Ps. 188,791
New Senior Notes(2).........................................      41,467            --
                                                              ----------   -----------
                                                                  85,935       188,791
Less: Accumulated amortization..............................     (31,994)     (108,103)
                                                              ----------   -----------
Total capitalized expenses, net.............................  Ps. 53,941   Ps.  80,688
                                                              ==========   ===========

---------------

(1) During 2003, the Group expensed as a non-recurring item, Ps.48,052 corresponding to the unamortized debt issuance costs in respect of noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes (Note 10). The remaining Ps.13,507 corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchanged, which will continue to be amortized over the remaining term of the Old Senior Notes.

(2) Fees and expenses incurred for the issuance of the New Senior Notes (Note
    10), will be amortized over the term of the New Senior Notes.

          Amortization of debt issuance costs was Ps.17,248 and Ps.18,867 in 2003 and 2002, respectively.

  B.  LEASEHOLD IMPROVEMENTS

     Amortization of leasehold improvements was Ps.3,858 and Ps.10,410 in 2003 and 2002, respectively.

NOTE 8 -- INTANGIBLE ASSETS, NET:

     Intangible and other assets, net are amortized using the straight-line method over a period of five years. Balances as of December 31, consist of:

                                                                2003         2002
                                                              ---------   -----------
Noncompetition agreement(a).................................  Ps.    --   Ps. 190,631
Call Center Operations(b)...................................     10,292        10,292
                                                              ---------   -----------
                                                                 10,292       200,923
Accumulated amortization....................................     (4,975)     (193,549)
                                                              ---------   -----------
                                                              Ps. 5,317   Ps.   7,374
                                                              =========   ===========

---------------

(a) Consists mainly of a noncompetition agreement and certain rights for the use of transponders acquired in 1997, both of which were fully amortized in 2002.

(b) Consist mainly of software and other licenses for the Call Center operation that was acquired from an affiliate of Televisa in 2001.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

NOTE 9 -- TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

     The principal transactions of the Group with affiliated companies and related parties are:

                                                                2003          2002
                                                             ----------   ------------
Borrowings and accrued interest from equity owners' (Note
  11)......................................................  Ps.     --   Ps.4,293,332
Broadcasting services, Florida(a)..........................      89,632         89,807
Programming(b).............................................     215,479        195,756
Special events programming(c)(h)...........................     130,317        200,381
Advertising costs(d).......................................     132,551        140,003
Royalties(e)...............................................      65,878         48,370
Broadcasting services, Mexico City(f)......................      47,767         42,146
Fixed asset acquisitions...................................          --         12,840
Acquisition of smart cards.................................      12,314         11,030
Finance costs (Note 11)....................................     224,904        312,006
Management and administrative services.....................       2,278          7,921
Maintenance services.......................................       4,120         13,785
Advertising revenue........................................      27,240         31,404
Transmission services, income..............................       6,423          7,844
Other......................................................         696          8,564

---------------

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

(e) Royalties paid to an affiliate of News Corporation consist of license, security and access fees and charges for the use of certain technology. The monthly fees and charges are based on the total number of smart cards, new subscribers during the period and the number of IRDs purchased.

(f) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

     The outstanding balances due to affiliates and other related parties, excluding equity owners' loans and accrued interest, as of December 31, are as follows:

                                                                 2003         2002
                                                              ----------   ----------
Televisa and subsidiaries(g)................................  Ps.384,817   Ps.413,233
News Corporation and subsidiaries...........................      63,591       60,831
                                                              ----------   ----------
                                                              Ps.448,408   Ps.474,064
                                                              ==========   ==========

(g) Amount includes the liability for the prepaid advertising to Televisa. On December, 2003, the Group entered into one-year advertising agreements with Televisa and subsidiaries for Ps.131,489, covering

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES the period January 1, 2004 to December 31, 2004. In December 2002, the Group entered into a one-year advertising agreement amounting to Ps.126,229, covering the period January 1, 2003 to December 31, 2003. The prepaid advertising is amortized as the advertising is aired.

(h) The Company has an informal agreement with Televisa for the purchase of exclusive rights to exhibit and distribute through SKY certain of the professional Mexican Soccer League programming and Mexican Boxing programming during the 2001 through 2003 seasons, as follows:

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

    In consideration for the right to distribute all of the licensed events, the Group should pay Televisa a total license fee amounting to U.S.$15.0 million pro rata during the term, as follows:

     - U.S.$6.0 million for all programming licensed during 2001;

     - U.S.$6.0 million for all programming licensed during 2002; and

     - The remaining U.S.$3.0 million for all programming licensed thereafter until the end of the summer soccer season for 2003.

    During 2003, the Group entered into an agreement with Televisa amounting to approximately U.S.$4.6 million for all programming licensed thereafter until the end of the winter soccer season for 2003 and approximately U.S.$4.9 million for all programming licensed of summer soccer season for 2004.

    The Group has engaged the law firm of Mijares, Angoitia, Cortes y Fuentes,
    S. C. to advise them on various legal issues. Two of their partners, currently on leave from the partnership, serve as members of the Group's Board and an active partner in such firm serves as Secretary of the Group's Board and Secretary of the Group's Executive Committee. The fees paid to such law firm during 2003 was Ps.460. In 2002 no legal fees were paid.

NOTE 10 -- SENIOR NOTES:

     The Senior Notes consist of the following balances as of December 31:

                                                                2003           2002
                                                            ------------   ------------
New Senior Notes(a).......................................  Ps.3,542,302   Ps.       --
Old Senior Notes(b).......................................     1,039,075      4,291,971
                                                            ------------   ------------
                                                            Ps.4,581,377   Ps.4,291,971
                                                            ============   ============

---------------

(a) On September 19, 2003 the Group completed the offering of U.S.$300 million of its Senior Notes due 2013 ("New Senior Notes"). The New Senior Notes bear interest at a coupon rate of 9.375%, payable semiannually on March 19 and September 19 of each year, commencing March 19, 2004. Interest will be computed on the basis of a 360-day year or twelve 30-day months. The New Senior Notes are unsecured and unsubordinated indebtedness of the Group and contain certain covenants relating to the Group, including covenants with respect to: (i) limitations on additional indebtedness; (ii) limitations on liens; (iii) limitations on sales and leasebacks; (iv) limitations on restricted

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES payments; (v) limitations on asset sales; and (vi) limitations on certain mergers, consolidations and similar transactions.

    The Group may, at its own option, redeem the New Senior Notes, in whole or in part, at any time on or after September 19, 2008 at the following redemption prices (expressed in percentages of the principal amount), plus accrued and unpaid interest, if any:

IF REDEEMED DURING THE
TWELVE-MONTH PERIOD                                            REDEMPTION
COMMENCING SEPTEMBER 19,                                       PERCENTAGE
------------------------                                       ----------
2008........................................................    104.6875
2009........................................................    103.1250
2010........................................................    101.5625
2011........................................................    100.0000

     In addition, on or before September 19, 2006, the Group may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of the New Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

     The net proceeds from the offering of the New Senior Notes were used to redeem on October 20, 2003 U.S.$287.0 million in principal amount of the Group's 12 7/8% Old Senior Notes due 2007 (see below), and to pay a redemption premium of U.S.$9.2 million, and fees and expenses relating to the transaction of U.S.$3.8 million (Note 7-a).

(b) In 1997, the Group concluded an offering of U.S.$375 million of its Senior Notes due 2007 ("Old Senior Notes"). The Old Senior Notes bear interest at a rate of 12 7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Old Senior Notes is payable semi-annually on April 1 and October 1 of each year and commenced on October 1, 1997. The Old Senior Notes are uncollateralized, unsubordinated indebtedness of the Group and contain certain covenants similar to the New Senior Notes.

     The U.S.$88 million in Old Senior Notes that were not exchanged will continue to accrue interest at 12 7/8% per annum, and remain outstanding in accordance with their original terms.

NOTE 11 -- EQUITY OWNERS' LOANS:

     Effective September 9, 2003, the Group's equity owners capitalized all outstanding principal amounts of the loans made by them to the Group totaling Ps.3,617,469 as well as the portion of accrued interest as of such date which amounted to Ps.945,683. After giving effect to the capitalization, the Group's equity owners Televisa, News Corporation and Liberty Media, continue to indirectly own 60%, 30% and 10% of Innova, respectively.

     The equity owners' loans, which were all made on a pro rata basis by the Group's equity owners, incurred interest at an annual rate of 9% and were payable in full ten years from the date of issuance. The maturity date of any individual loan could be accelerated or otherwise modified upon joint agreement of the equity owners and the Group.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

NOTE 12 -- FINANCIAL INSTRUMENTS:

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

     The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2003 and 2002 is as follows (amounts in thousands):

                                                          CARRYING VALUE    FAIR VALUE
                                                          --------------   ------------
December 31, 2003....................  New Senior Notes    U.S.$300,000    U.S.$307,890
                                       Old Senior Notes    U.S.$ 88,000    U.S.$ 89,100
December 31, 2002....................  Old Senior Notes    U.S.$375,000    U.S.$330,000

     The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

     In 2002 management was unable to estimate the fair value of the equity owners' loans due to their nature.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES:

     a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2004 commitment will approximate U.S.$11.6 million for royalties, licenses and maintenance of the foregoing systems. In 2003 and 2002, the Group incurred expenses of U.S.$7.2 million and U.S.$5.9 million, respectively.

     The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.0 million per year. The Group incurred expenses of U.S.$4.1 million in 2003 and U.S.$3.9 million in 2002.

     The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.767,480 and Ps.718,899 for the years ended December 31, 2003 and 2002, respectively.

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

     Under the Consulting Services agreement, CSG provided management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently in operation, in accordance with an Implementation Planning and Analysis process
(IPA), previously agreed with the Group. The total cost of these services is U.S.$4.4 million. As of December 31, 2003, U.S.$3.8 million were paid and the U.S.$0.6 million remaining will be payable upon completion of certain agreed milestones.

     c. On January 2002, the Group executed an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. It has also committed to purchase up to U.S.$10.6 million in advertising from TV Azteca over three years and received rights to broadcast certain soccer matches and an option for exclusive broadcast rights after 2004. Prior to May 1, 2002, the Group was permitted to rebroadcast these over-the-air channels at no cost. The remaining commitment under this agreement amounted to U.S.$4.2 million on December 31, 2003.

     d. Since January 1, 2002, a 10% federal excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the law regarding the excise tax. On August 15, 2003, the Group received a favorable resolution for the excise tax paid in 2002; such resolution generated a tax return which is in process. The resolution for the excise tax paid in 2003 is still pending (Note 15-c).

NOTE 14 -- SOCIAL PARTS:

     The social parts as of December 31, 2003 and 2002, is represented by four and three partnership interests, respectively, of unequal value distributed as follows:

 DECEMBER 31, 2003:
--------------------
PARTNERSHIP INTEREST   SUBSERIES      AMOUNT
--------------------   ---------   ------------
     1                  A-1        Ps.  926,563
     1                  B-1             463,282
     1                  B-2             154,427
     1                   C            5,111,396

 DECEMBER 31, 2002:
--------------------
PARTNERSHIP INTEREST   SUBSERIES      AMOUNT
--------------------   ---------   ------------
     1                  A-1        Ps.1,255,510
     1                  B-1             627,755
     1                  B-2             209,251

     As discussed in Note 11, effective September 9, 2003, the Group's equity owners capitalized all loans made by them. These loans were capitalized in exchange for a proportionate interest in Innova Holdings, S. de R. L. de C. V. ("Innova Holdings"), a newly created company. Innova Holdings is the holder of a 100% of Series "C" partnership interest, described below.

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

     Series "C" is composed of a partnership interest initially representing 76.80% of the social parts. The Series C interest are owned by Innova Holdings and have limited voting rights.

     Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 or 2005, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

     The ability of the Group to declare dividends is restricted by the New and Old Senior Notes indentures.

     In the event of a capital reduction, any excess of equity owners' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 15 -- RESTRUCTURING AND NON-RECURRING ITEMS:

     a. The restructuring charges in 2003 and 2002 consisted of severance costs in connection with employee terminations.

     b. As a result of the restructuring of the Senior Notes, the Group recognized a nonrecurring loss in the amount of Ps.152,687 (net), which is mainly composed of the Premium on redemption payment, and the unamortized cost of debt issuance corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7).

     c. On October 30, 2003, the Federal Executive approved a temporary tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date up to December 31, 2003. Therefore, during the months of November and December 2003, the Group recorded, the derived effects of the tax incentive above mentioned amounting to Ps.42,053, as a non-recurring charge.

     d. During 2000, the Group recognized a nonrecurring charge of Ps.471,324 relating to the redundant use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational, and for the increased costs to re-orientate customers' antennas to PAS-9 in a short period of time. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.33,661 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.15,512, was offset by the reversal of unutilized amounts raised in 2000 amounting to Ps.20,809, and reflected as a nonrecurring charge of Ps.28,364 in 2002.

NOTE 16 -- ACCUMULATED LOSSES:

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

     The recoverability of the Group's investment in DTH infrastructure and product development is dependent upon future events, including, but not limited to, the stability of the Mexican economic

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES environment, obtaining adequate financing for the Group's development program, the continued operation of satellites owned by third parties, the competitive and market environment for pay television services in Mexico, and the achievement of a level of operating revenues that is sufficient to support the Group's cost structure.

NOTE 17 -- PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

     Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

     At December 31, 2003, the Group had total tax loss carryforwards of Ps.8,611,489, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

YEAR OF EXPIRATION                                               AMOUNT
------------------                                            ------------
2004........................................................  Ps.        5
2005........................................................             9
2006........................................................       346,737
2007........................................................     1,346,728
2008........................................................     2,062,258
2009........................................................       736,436
2010........................................................       983,802
2011........................................................       769,023
2012........................................................     1,648,597
2013........................................................       717,894
                                                              ------------
                                                              Ps.8,611,489
                                                              ============

     The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                                2003          2002
                                                             -----------   -----------
Tax at the statutory rate 34% in 2003 (35% in 2002) on loss
  before taxes.............................................  Ps.(327,869)  Ps.(648,130)
Differences in restatement.................................      134,044        98,258
Valuation allowance........................................      238,040       636,383
Deferred advertising.......................................       (4,198)      (14,576)
Depreciation and amortization..............................      (10,504)      (47,110)
Debt issuance costs........................................        8,236         3,817
Provisions.................................................      (30,111)      (12,103)
Deferred income............................................       16,840        (8,002)
Other......................................................      (24,478)       (8,537)
                                                             -----------   -----------
Provision for income tax...................................           --            --
Assets tax.................................................      123,125       (82,613)
                                                             -----------   -----------
Total......................................................  Ps. 123,125   Ps. (82,613)
                                                             ===========   ===========

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

     Deferred taxes at December 31, 2003 and 2002, were generated by the following temporary differences and tax loss carryforwards:

                                                              2003            2002
                                                          -------------   -------------
Prepaid expenses........................................  Ps.   (18,591)  Ps.   (14,532)
Other deferred costs....................................          5,899          40,178
Property and equipment..................................         97,092         138,326
Deferred income.........................................         47,889          40,708
Accrued expenses........................................        115,998         177,192
Satellite transponders, net.............................         74,617          67,184
Debt issuance costs.....................................        (13,812)        (27,434)
Tax loss carryforwards..................................      2,841,769       2,684,083
                                                          -------------   -------------
                                                              3,150,861       3,105,705
Valuation allowance.....................................     (3,150,861)     (3,105,705)
                                                          -------------   -------------
Deferred income tax.....................................  Ps.        --   Ps.        --
                                                          =============   =============

     Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2003 and 2002.

     Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years. In 2003 and 2002 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. The Group challenged these provisions of Mexico's asset tax law but at the same time, and in order to avoid penalties and interest payments in the event the Group could lose the appeal, the Group paid Ps.47,535 of tax on assets for the year ended December 31, 2002, and Ps.7,922 for the months of January and February 2003. On March 19, 2003, the court issued a resolution in the Group's favor, allowing the Group to deduct debts payable to nonresidents from the asset tax basis. In addition, subsequent to March 19, 2003, the Group has recovered the amounts previously paid as described above.

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

NOTE 18 -- COMPREHENSIVE LOSS:

     Comprehensive loss for the years ended December 31, 2003 and 2002, was as follows:

                                                              2003           2002
                                                           -----------   -------------
Loss per consolidated statements of loss.................  Ps.(840,110)  Ps.(1,934,414)
Result from holding non-monetary assets for the year.....      113,369         179,670
Supplementary liability for labor obligations............           42            (129)
                                                           -----------   -------------
Comprehensive loss for the year..........................  Ps.(726,699)  Ps.(1,754,873)
                                                           ===========   =============

NOTE 19 -- FOREIGN CURRENCY POSITION:

     a. The foreign currency position of monetary items of the Group at December 31, 2003 and 2002, were as follows:

  2003:

                                            FOREIGN CURRENCY     YEAR-END
CURRENCY                                        AMOUNTS        EXCHANGE RATE   MEXICAN PESOS
--------                                    ----------------   -------------   -------------
                                              (THOUSANDS)
Assets:
U.S. Dollars..............................       42,331           11.225       Ps.   475,165
Liabilities:
U.S. Dollars..............................      574,056           11.225           6,443,779

  2002:

                                            FOREIGN CURRENCY     YEAR-END
CURRENCY                                        AMOUNTS        EXCHANGE RATE   MEXICAN PESOS
--------                                    ----------------   -------------   -------------
                                              (THOUSANDS)
Assets:
U.S. Dollars..............................       21,391           10.464       Ps.   223,835
Liabilities:
U.S. Dollars..............................      935,999           10.464           9,794,294

     b. The foreign currency position of non-monetary items of the Group at December 31, 2003 and 2002, were as follows:

  2003:

                                             FOREIGN CURRENCY     YEAR-END
CURRENCY                                         AMOUNTS        EXCHANGE RATE   MEXICAN PESOS
--------                                     ----------------   -------------   -------------
                                               (THOUSANDS)                       (THOUSANDS)
Property and equipment:
U.S. Dollars...............................       22,755           11.225       Ps.  255,425
Pounds Sterling............................        2,210           20.32              44,907
Yen........................................       37,031            0.1070             3,962
Canadian dollar............................          277            8.91               2,468
Satellite transponders:
U.S. Dollars...............................      104,396           11.225          1,171,845

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

  2002:

                                             FOREIGN CURRENCY     YEAR-END
CURRENCY                                         AMOUNTS        EXCHANGE RATE   MEXICAN PESOS
--------                                     ----------------   -------------   -------------
                                               (THOUSANDS)                       (THOUSANDS)
Property and equipment:
U.S. Dollars...............................       32,674           10.464       Ps.  341,901
Pounds Sterling............................        3,364           17.00              57,188
Yen........................................       46,674            0.0899             4,196
Canadian dollar............................          360            6.69               2,408
Satellite transponders:
U.S. Dollars...............................      113,344           10.464          1,186,032

     c. Transactions during 2003 and 2002 in foreign currencies included in the consolidated statements of loss were as follows:

  2003:

                                            FOREIGN CURRENCY     YEAR-END
                               CURRENCY         AMOUNTS        EXCHANGE RATE   MEXICAN PESOS(1)
                               --------     ----------------   -------------   ----------------
                                              (THOUSANDS)                        (THOUSANDS)
Interest income............  U.S. Dollars         1,079           11.225         Ps.  12,112
Costs and expenses:
Transponder expense........  U.S. Dollars        20,400           11.225             228,990
Broadcasting...............  U.S. Dollars        12,536           11.225             140,717
Programming................  U.S. Dollars        64,300           11.225             721,768
Royalty fees...............  U.S. Dollars         5,769           11.225              64,757
Other expenses.............  U.S. Dollars         9,163           11.225             102,855
Interest expense...........  U.S. Dollars        76,643           11.225             860,318

  2002:

                                          FOREIGN CURRENCY       YEAR-END
                           CURRENCY           AMOUNTS        EXCHANGE RATE(1)   MEXICAN PESOS(1)
                           --------       ----------------   ----------------   ----------------
                                            (THOUSANDS)                           (THOUSANDS)
Interest income.......  U.S. Dollars               74             10.464          Ps.     774
Costs and expenses:
Transponder expense...  U.S. Dollars           21,900             10.464              229,162
Broadcasting..........  U.S. Dollars           12,663             10.464              132,506
Programming...........  U.S. Dollars           58,800             10.464              615,283
Royalty fees..........  Pounds Sterling           652             17.00                11,084
Royalty fees..........  U.S. Dollars            3,605             10.464               37,723
Other expenses........  U.S. Dollars            3,552             10.464               37,168
Interest expense......  U.S. Dollars           79,974             10.464              836,848

---------------

(1) For reference purposes only. Does not indicate the actual amounts presented in the consolidated statement of loss.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

NOTE 20 -- DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

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

     The principal differences between Mexican GAAP and U.S. GAAP that affect net loss and total equity owners' deficit are described below:

  SATELLITE REORIENTATION COSTS

     Under Mexican GAAP, the Group recognized a non-recurring loss during the year ended December 31, 2000 for the increased costs to reorientate customers' antennas to PAS-9 from Solidaridad 2 Satellite in a short period of time. Under U.S. GAAP, the satellite reorientation costs are expensed as incurred as a part of operating expenses.

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

     Initial non-refundable subscription fees for the year ended December 31, 2003 and 2002 amounted to Ps.127,762 and Ps.158,500, respectively. Under U.S. GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.209,463 and Ps.213,334 were recorded as of December 31, 2003 and 2002, respectively. In addition, customer acquisition costs which are expensed immediately under Mexican GAAP, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2003 and 2002, deferred costs under U.S. GAAP also amounted to Ps.209,463 and Ps.213,334, respectively. Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.136,383 (Ps.85,842 in 2002).

     These U.S. GAAP adjustments did not have any impact on operating or net loss in 2003 and 2002.

  PRESENTATION IN THE FINANCIAL STATEMENTS -- RESTRUCTURING AND NON-RECURRING ITEMS

     Under Mexican GAAP, the Group recognizes various cost as "Restructuring and non-recurring items", which would be considered operating expenses under U.S. GAAP. Such cost primarily include severance costs in connection with employee termination, the derived effects of the 10% excise tax on telecommunications, costs related to the redundant use of the Solidaridad 2 satellite and the increased costs to reorientate customer's antennas to PAS 9 in a short period of time (Note 15).

     In addition, during the year ended December 31, 2003 the provisions of Statement of Financial Accounting Standard ("SFAS") No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" became effective for the Group. As a result, the Group is not allowed to classify the loss on the restructuring of the Senior Notes as an extraordinary item, since the restructuring of the Senior Notes did not meet the criteria of Accounting Principles Board Opinion No. 30. Accordingly, the loss on restructuring of Senior Notes, which is comprised of the redemption premium on the Old Senior Notes (Note 10) and the unamortized cost of debt issuance costs corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7), are classified as part of income from continuing operations under U.S. GAAP.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

     The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2003 and 2002, are as follows:

                                                              2003            2002
                                                          -------------   -------------
Deferred income tax liabilities:
Current:
Prepaid expenses and other..............................  Ps.   (18,591)  Ps.   (87,065)
                                                          -------------   -------------
Total current...........................................        (18,591)        (87,065)
Non-current:
Debt issuance costs.....................................        (13,813)        (27,434)
                                                          -------------   -------------
Total deferred income tax liabilities...................        (32,404)       (114,499)
                                                          -------------   -------------
Deferred income tax assets:
Current:
Satellite transponders, net.............................         74,617          78,291
Accrued expenses........................................        110,736         172,742
Deferred income.........................................         47,889         113,242
                                                          -------------   -------------
Total current...........................................        233,242         364,275
Non-current:
Other deferred costs....................................          5,899          40,178
Property and equipment..................................         97,093         111,166
Tax loss carryforwards..................................      2,841,792       2,684,083
                                                          -------------   -------------
Total deferred income tax assets........................      3,178,026       3,199,702
Less: Valuation allowance...............................     (3,145,622)     (3,085,203)
                                                          -------------   -------------
Net deferred income tax assets..........................         32,404         114,499
                                                          -------------   -------------
Deferred income taxes...................................  Ps.        --   Ps.        --
                                                          =============   =============

     In conformity with the Income Tax Law, the Group restates the tax basis of preoperating expenses and property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

  SUMMARY

     Net loss for the years ended December 31, 2003 and 2002, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                              2003           2002
                                                           -----------   -------------
Net loss as reported under Mexican GAAP..................  Ps.(840,110)  Ps.(1,934,414)
Satellite reorientation costs............................           --         (35,344)
Maintenance reserve......................................        2,862           7,746
Restatement of property and equipment....................       15,116          (1,085)
Restructuring charge.....................................           --          (5,153)
                                                           -----------   -------------
Net loss in accordance with U.S. GAAP....................  Ps.(822,132)  Ps.(1,968,250)
                                                           ===========   =============

     Equity owners' deficit as of December 31, 2003 and 2002, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                              2003            2002
                                                          -------------   -------------
Total equity owners' deficit under Mexican GAAP.........  Ps.(3,716,714)  Ps.(7,553,167)
U.S. GAAP adjustments:
Maintenance reserve.....................................         15,952          13,090
Restatement of property and equipment...................        (51,026)         47,229
                                                          -------------   -------------
Total U.S. GAAP adjustments.............................        (35,074)         60,319
                                                          -------------   -------------
Total equity owners' deficit under U.S. GAAP............  Ps.(3,751,788)  Ps.(7,492,848)
                                                          =============   =============

     A summary of the Group's statement of changes in equity owners' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2002................................   Ps.(7,492,848)
Capitalization of equity owners' loans......................       4,563,150
Supplementary liability for labor obligations...............              42
Net loss for the year.......................................        (822,132)
                                                               -------------
Balance at December 31, 2003................................   Ps.(3,751,788)
                                                               =============

     A summary of the Group's equity owners' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                              2003            2002
                                                         --------------   -------------
Social parts...........................................  Ps.  6,655,668   Ps. 2,092,516
Accumulated losses.....................................     (10,420,298)     (9,598,164)
Other comprehensive income:
  Excess from restatement..............................          12,946          12,946
  Supplementary liability for labor obligations........            (104)           (146)
                                                         --------------   -------------
Total equity owners' deficit under U.S. GAAP...........  Ps. (3,751,788)  Ps.(7,492,848)
                                                         ==============   =============

     Included below are condensed consolidated financial statements of the Group as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, after giving effect to the U.S. GAAP adjustments.

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31,
                                     2004)

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2003            2002
                                                              -------------   -------------
                                          ASSETS
Current assets:
Cash and cash equivalents...................................  Ps.   519,189   Ps.   291,634
Trade accounts receivables, net.............................        118,137         113,515
Prepaid advertising.........................................        131,489         133,479
Other current assets........................................         29,543          63,730
                                                              -------------   -------------
Total current assets........................................        798,358         602,358
Property and equipment, net.................................      1,517,512       1,769,665
Satellite transponders, net.................................      1,220,088       1,324,711
Deferred costs, net.........................................        270,692         303,459
Intangible and other assets, net............................          8,674          24,643
                                                              -------------   -------------
Total assets................................................  Ps. 3,815,324   Ps. 4,024,836
                                                              =============   =============

                                        LIABILITIES
Current liabilities:
Trade accounts payable......................................  Ps.   155,267   Ps.   108,923
Accrued expenses............................................        251,894         280,263
Satellite transponders obligation...........................         66,820          57,765
Due to affiliated companies and other related parties.......        448,408         474,064
Other current liabilities...................................        583,825         512,870
                                                              -------------   -------------
Total current liabilities...................................      1,506,214       1,433,885
Non-current liabilities:
Senior notes................................................      4,581,377       4,291,971
Equity owners' loans........................................             --       3,546,884
Satellite transponders obligation...........................      1,477,795       1,497,206
Other non-current liabilities...............................          1,726         747,738
                                                              -------------   -------------
Total liabilities...........................................      7,567,112      11,517,684
                                                              -------------   -------------
Commitments and contingencies...............................             --              --
Equity owners' deficit......................................     (3,751,788)     (7,492,848)
                                                              -------------   -------------
Total liabilities and equity owners' deficit................  Ps. 3,815,324   Ps. 4,024,836
                                                              =============   =============

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED STATEMENT OF LOSS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31,
                                     2004)

                                                            YEARS ENDED DECEMBER 31,
                                                          -----------------------------
                                                              2003            2002
                                                          -------------   -------------
Revenues from programming services......................  Ps. 2,231,904   Ps. 2,083,111
Revenues from rental of IRDs............................      1,031,785         880,298
Other revenues..........................................        676,600         663,521
                                                          -------------   -------------
Net revenues............................................      3,940,289       3,626,930
Operating expenses:
Cost of sales -- programming services...................        704,724         610,143
Cost of sales -- other..................................        457,977         424,421
Administrative expenses.................................        131,485         145,125
Selling expenses........................................        892,395         910,841
Other operating expenses................................        452,504         606,804
Depreciation and amortization...........................        835,488       1,012,912
                                                          -------------   -------------
Total operating expenses................................      3,474,573       3,710,246
                                                          -------------   -------------
Operating profit (loss).................................        465,716         (83,316)
Loss on debt restructuring..............................       (161,394)             --
Integral results of financing...........................     (1,249,580)     (1,802,321)
                                                          -------------   -------------
Loss before tax.........................................       (945,258)     (1,885,637)
Provision for income and assets taxes...................        123,126         (82,613)
                                                          -------------   -------------
Net loss................................................  Ps.  (822,132)  Ps.(1,968,250)
                                                          =============   =============

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

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

     Presented below are statements of cash flow for the years ended December 31, 2003 and 2002, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2004, purchasing power.

                                                              2003            2002
                                                          -------------   -------------
Operating activities:
Net loss................................................  Ps.  (822,132)  Ps.(1,968,250)
Adjustments to reconcile net (loss) to cash flows (used
  in) operating activities:
Gain from monetary position.............................       (331,661)       (545,372)
Unrealized exchange losses..............................        243,641       1,118,521
Allowance for doubtful accounts.........................        101,763         121,220
Depreciation and amortization...........................        835,488       1,012,912
Impairment of fixed assets..............................             --          33,965
Changes in operating assets and liabilities:
Assets..................................................        (42,479)       (127,305)
Liabilities.............................................        513,959         688,704
                                                          -------------   -------------
Cash flows provided by operating activities.............        498,579         334,395
                                                          -------------   -------------
Financing activities:
Equity owners' loans....................................             --         337,635
Satellite transponders obligation.......................        (54,858)        (49,318)
Payments of Old Senior Notes............................     (3,159,058)             --
Proceeds from New Senior Notes..........................      3,473,823              --
                                                          -------------   -------------
Cash flows provided by financing activities.............        259,907         288,317
                                                          -------------   -------------
Investing activities:
Investment in property and equipment....................       (499,024)       (368,691)
                                                          -------------   -------------
Cash flows used in investing activities.................       (499,024)       (368,691)
                                                          -------------   -------------
Effects of inflation....................................        (31,907)        (11,804)
                                                          -------------   -------------
Increase in cash and cash equivalents...................        227,555         242,217
Cash and cash equivalents, beginning of period..........        291,634          49,417
                                                          -------------   -------------
Cash and cash equivalents, end of period................  Ps.   519,189   Ps.   291,634
                                                          =============   =============
Interest and taxes paid:
Interest paid...........................................  Ps.   569,378   Ps.   541,554
Income and asset taxes paid.............................            423          97,202

  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligation of U.S.$133.9 million (Ps.1,566,941) was incurred when the Group entered into agreements with PanAmSat for the use of 12 KU-band transponders on the PAS-9 satellite in September 2000.

     Excluded from the Cash Flows Statement for 2003, is the capitalization of the equity owners loans (Note 11).

                  INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

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

     In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

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

                           SKY MULTI-COUNTRY PARTNERS

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2004 AND 2003
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                 2004          2003
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................   $   7,705     $   6,546
  Trade accounts receivable, net of allowance for doubtful
     accounts of $232 and $2,484............................       3,199         4,610
  Value-added tax credits...................................          --           627
  Deferred marketing and installation costs, current
     portion................................................         442           961
  Prepaid expenses and other current assets.................       3,640           334
                                                               ---------     ---------
     Total current assets...................................      14,986        13,078
Property and equipment, net.................................       5,764        11,345
Other assets................................................       1,751           348
                                                               ---------     ---------
                                                               $  22,501     $  24,771
                                                               =========     =========

                           LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
  Current portion of long-term debt and capital lease
     obligations............................................   $  17,112     $ 244,049
  Accounts payable and accrued liabilities..................       7,556        32,967
  Deferred revenue..........................................       4,158         3,870
  Due to related parties....................................      78,468        62,393
  Due to Partners...........................................      88,417        29,411
                                                               ---------     ---------
     Total current liabilities..............................     195,711       372,690
Long term debt and capital lease obligations................     208,483         1,319
                                                               ---------     ---------
     Total liabilities......................................     404,194       374,009
                                                               ---------     ---------
Commitments and contingencies (Note 7)......................          --            --
                                                               ---------     ---------
Partners' deficit...........................................    (381,693)     (349,238)
                                                               ---------     ---------
                                                               $  22,501     $  24,771
                                                               =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

     UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               2004          2003          2002
                                                            -----------   -----------   -----------
                                                            (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Revenue...................................................   $ 43,531      $ 40,031      $  55,784
                                                             --------      --------      ---------
Direct costs:
  Programming.............................................     11,771        13,170         31,061
  Transmission and satellite..............................     23,274        23,131         26,465
  Depreciation and amortization...........................      4,968         8,314         12,995
  Other...................................................      8,234         8,250         13,449
                                                             --------      --------      ---------
                                                               48,247        52,865         83,970
Selling, general and administrative expenses..............     13,089        12,930         23,371
                                                             --------      --------      ---------
       Total costs and expenses...........................     61,336        65,795        107,341
                                                             --------      --------      ---------
       Operating loss.....................................    (17,805)      (25,764)       (51,557)
Other income (expense):
  Interest income.........................................         --            --             75
  Interest expense........................................    (26,922)      (25,683)       (25,056)
  Other, net..............................................     13,643           355        (23,660)
                                                             --------      --------      ---------
     Loss before income taxes.............................    (31,084)      (51,092)      (100,198)
Income tax provision......................................       (897)         (741)          (430)
                                                             --------      --------      ---------
       Net loss...........................................    (31,981)      (51,833)      (100,628)
Other comprehensive (loss) income.........................       (474)        1,154         19,645
                                                             --------      --------      ---------
Total comprehensive loss..................................   $(32,455)     $(50,679)     $ (80,983)
                                                             ========      ========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

             UNAUDITED CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                    TELEVISA     LIBERTY
                                                                      MCOP        MULTI-
                                SESLA,     DIRECT TV    DTH USA,    HOLDINGS,    COUNTRY
                                 INC.      GROUP INC.     INC.        INC.      DTH, INC.      TOTAL
                               ---------   ----------   ---------   ---------   ----------   ---------
Balance, December 31, 2002...  $ (89,567)   $     --    $ (89,567)  $ (89,567)   $(29,858)   $(298,559)
Capital contributions........         --          --           --          --          --           --
Net loss.....................    (15,550)         --      (15,550)    (15,550)     (5,183)     (51,833)
Other comprehensive income...        346          --          346         346         116        1,154
                               ---------    --------    ---------   ---------    --------    ---------
Balance, December 31, 2003...   (104,771)         --     (104,771)   (104,771)    (34,925)    (349,238)
Capital contributions........         --          --           --          --          --           --
Net loss.....................     (7,068)         --       (7,068)     (7,068)     (2,355)     (23,559)
Other comprehensive loss.....       (147)         --         (147)       (147)        (50)        (491)
                               ---------    --------    ---------   ---------    --------    ---------
Balance, October 8, 2004.....   (111,986)         --     (111,986)   (111,986)    (37,330)    (373,288)
Transfer of Ownership........         --     (37,330)          --          --      37,330           --
Capital contributions........         --          --           --          --          --           --
Net loss.....................     (2,527)       (841)      (2,527)     (2,527)         --       (8,422)
Other comprehensive income...          6          (1)           6           6          --           17
                               ---------    --------    ---------   ---------    --------    ---------
Balance, December 31, 2004...  $(114,507)   $(38,172)   $(114,507)  $(114,507)   $     --    $(381,693)
                               =========    ========    =========   =========    ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               2004          2003          2002
                                                            -----------   -----------   -----------
                                                            (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Cash flow from operating activities:
Net loss..................................................   $(31,981)     $(51,833)     $(100,628)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization...........................      4,968         8,314         12,995
  Bad debt expense........................................      2,252          (497)         3,419
  Write-off of Argentine net liabilities..................    (12,448)           --             --
  Other asset write-downs.................................         --            --          3,723
  Other...................................................      1,577         1,744            854
  (Increase) decrease in:
     Trade accounts receivable............................       (841)         (306)           709
     Value added tax credits..............................        627           (28)         6,165
     Prepaid expenses and other assets....................     (3,834)        1,405          2,738
     Deferred marketing and installation costs............        519           733             40
  Increase (decrease) in:
     Accounts payable, accrued liabilities and accrued
       interest...........................................      1,412         6,586         (1,938)
     Deferred revenue.....................................        288          (606)        (5,442)
     Due to partners and related parties..................     60,461        54,438         17,740
     Other liabilities....................................         --        (1,909)          (213)
                                                             --------      --------      ---------
       Net cash provided by (used in) operating
          activities......................................     23,000        18,041        (59,838)
                                                             --------      --------      ---------
Cash flows from investing activities:
Proceeds from sale of assets..............................         --            --            631
Purchases of property and equipment.......................       (719)         (439)          (622)
                                                             --------      --------      ---------
       Net cash (used in) provided by investing
          activities......................................       (719)         (439)             9
                                                             --------      --------      ---------
Cash flows from financing activities:
Partners' contributions...................................         --            --         49,350
Proceeds from issuance of long term debt..................       (875)           --             --
Payments of long term debt and capital lease
  obligations.............................................    (19,773)      (12,569)       (11,825)
                                                             --------      --------      ---------
       Net cash (used in) provided by financing
          activities......................................    (20,648)      (12,569)        37,525
                                                             --------      --------      ---------
Effect of exchange rate changes on cash and cash
  equivalents.............................................       (474)        1,154         20,489
                                                             --------      --------      ---------
Net increase (decrease) in cash and cash equivalents......      1,159         6,187         (1,815)
Cash and cash equivalents, beginning of period............      6,546           358          2,173
                                                             --------      --------      ---------
Cash and cash equivalents, end of period..................   $  7,705      $  6,545      $     358
                                                             ========      ========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           SKY MULTI-COUNTRY PARTNERS

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.  DESCRIPTION OF THE BUSINESS

     Sky Multi-Country Partners (the "Partnership") is a Delaware general partnership formed on October 24, 1997 between SESLA, Inc., a subsidiary of The News Corporation Limited ("News"), DTH USA, Inc., a subsidiary of Globo Comunicacoes e Participacoes, Ltda. ("Globo"), Televisa MCOP Holdings, Inc., a subsidiary of Grupo Televisa, S.A. ("Televisa"), and Liberty Multi-Country DTH, Inc., a subsidiary of Liberty Media, Inc. ("Liberty Media"). The Partnership was established to invest, develop, distribute and manage direct-to-home ("DTH") satellite transmission platforms providing satellite-fed television, audio and related entertainment programming services to subscribers in Latin America under the Sky brand. As of December 31, 2004, the Partnership was providing DTH services to approximately 53,000 and 34,000 subscribers in Chile and Colombia, respectively.

     Prior to October 8, 2004, News, Globo and Televisa each owned a 30% interest of the Partnership with Liberty owning the remaining 10% interest. In accordance with the Partnership agreement, Partnership capital, profits and losses were to be shared in proportion to the partners' respective ownership percentages. All capital contributions made prior to October 8, 2004 were made in proportion to the Partners' ownership interest, except for Liberty, which was only required to make capital contributions in the aggregate of $27 million, plus 10% of the amount the Partnership was obligated to pay third parties for satellite capacity.

     Pursuant to a series of purchase and sale agreements among News, Globo, Televisa, and Liberty that were signed on October 8, 2004 (the "Sky Transactions"), the DIRECTV Group ("DIRECTV") indirectly acquired News' 30% interest in the Partnership through its acquisition of SESLA, Inc. In addition, DIRECTV directly acquired Liberty's 10% interest in the Partnership from Liberty Multi-Country DTH, Inc. DIRECTV also agreed to acquire all of Globo's and Televisa's interests in the Partnership at a later date, subject to the satisfaction or waiver of certain conditions, including the successful resolution by Globo and Televisa of an audit currently pending before the U.S. Internal Revenue Service related to the Partnership.

     On October 11, 2004, DIRECTV announced a reorganization of its Latin America platforms, which is designed to consolidate its Latin American DTH platforms and its newly acquired Sky DTH platforms into a single platform in each of the major territories served. As part of this reorganization, the Partnership's subscribers in Chile are expected to migrate to DIRECTV's platform in 2005. In Colombia, the Partnership's subscribers are also expected to migrate to DIRECTV's platform in 2005, subject to obtaining required regulatory approvals.

2.  LIQUIDITY

     Since inception, the Partnership has incurred significant operating losses and generated negative cash flows from operating activities and as a result had a working capital deficit of approximately $180.7 million and a partners' deficit of approximately $381.7 million as of December 31, 2004. In addition, the Partnership's Colombian and Chilean DTH platforms continue to generate operating losses, and will require additional funding to support operations and working capital requirements. Accordingly, as the Partnership's only source of income is the operations of the Colombian and Chilean DTH platforms, additional funding will be required in order to support continued operations.

     In Colombia and Chile, the local subsidiaries' operations have at times been unable to support their operating costs and therefore have required funding to cover such deficiencies. Financial support to these local subsidiaries has been provided by the Partnership in various forms, including equity contributions, capitalization of intercompany balances and intercompany loans. In Colombia, the local subsidiary has at times been under technical dissolution as defined by Colombian law because its net stockholder's equity

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

has been less than 50% of its paid in capital. To avoid technical dissolution and possible actions from the Colombian regulatory agencies, the Partnership has increased the capital of its Colombian subsidiary by converting portions of its outstanding debt into capital. (Also see Notes 7 and 10.)

     As discussed in Note 4, the Partnership receives satellite uplink/downlink and other related services from DTH TechCo Partners ("TechCo"), an affiliate of the Partnership, that prior to October 8, 2004, was 30% owned by each of News, Globo and Televisa and 10% owned by Liberty. Following the Sky Transactions described in Note 1, TechCo is owned 70% by DIRECTV and 30% by Televisa. TechCo depends on timely payment of invoices from the Partnership and affiliated platforms operating in Brazil and Mexico to fund its operations. The Partnership annually represents approximately 52% of such invoices. Because of the Partnership's lack of liquidity, approximately $67.60 million due to TechCo as of December 31, 2004 was delinquent and unpaid. The shortfalls in TechCo's funding created by the Partnership's inability to remit payments on a timely basis has been funded by TechCo's partners, however, should TechCo be unable to provide services to the Partnership in the future, the Partnership would be unable to provide programming services to its customers.

     During 2002, the Partnership's Argentinean DTH platform ceased operations and was placed in liquidation following the deterioration of Argentina's economy and the significant devaluation of the peso in December 2001. The Partnership launched this platform in late 2000, with the expectation that future positive cash flows from operations would contribute to funding the Partnership's obligations. However, given the significant impact of the Argentine economic crisis in 2002, the Partnership determined that the long-term viability of this platform could not be assured.

     The above matters raise substantial doubt about the Partnership's ability to continue as a going concern. As discussed in Note 4, prior to October 8, 2004, News, Televisa, and Liberty Media had directly or indirectly provided the necessary funding to maintain the Partnership's operations in Colombia and Chile as well as providing the necessary financial support of the operations of TechCo. In addition, as stated in Note 1 and Note 12, the Partnership is currently in the process of being reorganized, which could also have a significant effect on the Partnership's long-term viability. Therefore, there can be no assurance that the reorganization will prove to be successful, that the level of cash flow generated from the business will be adequate to fund operations or that the Partnership will provide financial support adequate to cover cash flow deficiencies, or that TechCo will continue to provide uplink/downlink services to the Partnership. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The following companies represent the significant subsidiaries of the Partnership:

ENTITY                                                             TYPE              OWNERSHIP
------                                                             ----              ---------
Argentina
  Sky Argentina SCA..................................   DTH Platform in Liquidation    100%
                                                                                     Broadcast
  Sky Sistemas Argentina S.R.L.......................   ...........................  Facility

Chile
  Sky Chile Television Directa al Hogar Ltda. .......   Holding Company                100%
  Sky Chile Television Directa al Hogar Ltda. y CIA
     CPA.............................................   DTH Platform                   100%

Columbia
  Sky Columbia SA....................................   DTH Platform                    94%

U.S.
  Sky Argentina DTH Management LLC...................   Holding Company                100%
  Sky Argentina DTH Holdings LLC.....................   Holding Company                100%
  Sky Chile DTH Holdings LLC.........................   Holding Company                100%

Cayman Islands
  Multi-Country DTH Holdings Ltd. ...................   Holding Company                100%

     The interest of the majority owned subsidiaries' shareholders, other than the Partnership's, in the net losses and net assets of the majority owned subsidiaries is set forth as minority interest in the consolidated statements of operations and consolidated balance sheets, respectively. In certain circumstances, losses allocated to minority interest are in excess of the applicable minority interest balance. Such excess losses are absorbed by the Partnership.

     As a result of liquidation of the Partnership's programming operations in Argentina (see Note 1), the Partnership's Argentine operations are reflected on a liquidation basis of accounting.

  REVENUE RECOGNITION

     Revenues are generated from sales of DTH broadcast subscriptions, equipment rentals, and installation services. Installation revenue represents up-front fees paid by the customer for equipment installation, certain promotional programming packages and, in certain instances, the sale of antennas. Installation revenue is deferred and recognized as revenue over the estimated life of the customer. As of December 31, 2004 and 2003, deferred installation revenue amounted to $0.4 million and $0.9 million, respectively.

     Subscription revenues and rental revenues are recognized in the period that services are delivered. As of December 31, 2004 and 2003, deferred subscription and rental revenue amounted to $1.9 million and

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

$1.6 million, respectively, resulting from the timing of invoicing for these services prior to their delivery date.

     Marketing and installation costs directly related to installation revenue, which include sales commissions, the cost of installing the equipment and in certain instances, the cost of the antennas, are deferred to the extent of installation revenue and recognized as expense over the estimated life of the customer. As of December 31, 2004 and 2003, deferred marketing and installation costs amounted to $0.4 million and $1.0 million, respectively.

     The Partnership classifies deferred revenue and marketing and installation costs expected to be recognized as revenue and direct costs, respectively, within one year as current.

  FOREIGN CURRENCY

     All of the Partnership's foreign operations, except for Sky Sistemas Argentina S.R.L., have determined the local currency to be their functional currency. Accordingly, these subsidiaries translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates, while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of other comprehensive loss, a component of partners' deficit. Sky Sistemas Argentina S.R.L has determined the U.S. dollar as its functional currency.

     All of the amounts recorded as other comprehensive loss in the statement of partners' deficit represent cumulative translation losses as follows:

     Balance at December 31, 2002...........................  $(8,107)
     Recognition of Chilean cumulative translation losses...      155
     Recognition of Colombian cumulative translation
      losses................................................      999
                                                              -------
     Balance at December 31, 2003...........................  $(6,953)
     Recognition of Chilean cumulative translation losses...     (177)
     Recognition of Colombian cumulative translation
      losses................................................     (297)
                                                              -------
     Balance at December 31, 2004...........................  $(7,427)
                                                              =======

     Gains and losses resulting from remeasurement into the functional currency of transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction gains and losses approximated $0.3 million for the year ended December 31, 2004 ($0.1 million in 2003).

  LONG-LIVED ASSETS

     The Partnership accounts for the impairment of long-lived assets to be held and used by evaluating the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying businesses when indications of impairment are present.

     Long-lived assets to be disposed of are evaluated in relation to the estimated fair value of such assets less costs to sell.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation and amortization (including amortization of assets under capital leases) are computed using the straight-line method over estimated useful lives as follows:

                                                               YEARS
                                                               -----
     Satellite..............................................     --
     Communication, transmission and reception equipment....   5-10
     Furniture, fixtures and all other equipment............   3-10

     The cost of antennas expected to be leased to subscribers is included in property and equipment in the accompanying balance sheet. Prior to the write down in 2001 of capitalized satellite cost (see Note 5), the Partnership amortized such asset over a 15-year period.

  VALUE ADDED TAX CREDITS

     The Partnership's subsidiaries have earned certain value added tax credits. The value added tax credits arise from goods and services acquired by the Partnership's subsidiaries and are generally recovered by allocating these credits against value added tax payable on services provided by the Partnership's subsidiaries. The Partnership has classified value added tax credits expected to be recovered within one year as current.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled $1.7 million for each of the years ended December 31, 2004 and 2003.

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

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

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

4.  RELATED PARTY TRANSACTIONS

     Sky Multi-Country Partners is a member of a group of affiliated companies and, as disclosed below, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

     Amounts due to affiliated and related parties at December 31, 2004 and 2003 are as follows (in thousands):

                                                               2004      2003
                                                              -------   -------
Due to DTH TechCo Partners
  Services..................................................  $46,504   $31,726
  Note Payable..............................................   15,685    15,685
  Interest on Note Payable..................................    2,349     1,565
  Equipment.................................................    3,042     3,076
                                                              -------   -------
                                                               67,580    52,052
Due to Sky Latin America Partners
  Note Payable..............................................    2,722     2,722
  Interest on Note Payable..................................      354       218
  Services..................................................    1,040       953
  Programming...............................................    5,236     5,690
                                                              -------   -------
                                                                9,352     9,583
Due to Innova...............................................    1,334       758
Other.......................................................      202        --
                                                              -------   -------
                                                              $78,468   $62,393
                                                              =======   =======

     In 1998, the Partnership entered into a 10-year contract with TechCo to provide satellite uplink/downlink and other related services. The contract specifies that TechCo charge the Partnership all costs incurred for the provision of services plus 5.76%. For the years ending December 31, 2004 and 2003, the Partnership incurred costs of approximately $21.6 million, and $20.9 million related to these services, respectively.

     In 1999, the Partnership recorded a note payable to TechCo for approximately $3.0 million for certain uplink equipment paid by TechCo on behalf of the Partnership.

     During 2000, the Partnership entered into a note payable agreement with TechCo, which provides for cash borrowings by the Partnership from TechCo with an annual interest rate of 5%. The note is payable in monthly installments until the full amount borrowed is fully paid. The Partnership has been making

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

payments on the note payable at its discretion and is currently not in compliance with the terms of the note payable agreement. Accordingly, the note is classified as a current liability and is included in the amount due to related parties in the accompanying balance sheets at December 31, 2004 and 2003. Interest costs incurred on the note during both 2004 and 2003 was approximately $0.8 million.

     Sky Latin America Partners (previously known as Sky Latin America, LLC), affiliated with the Partnership through common ownership, provided administrative and programming services totaling approximately $4.7 million and $5.9 million during the years ending December 31, 2004 and 2003, respectively. Sky Latin America Partners provides all of the Partnership's U.S. based personnel and administrative and certain programming related services. Sky Latin America Partners also made interest bearing cash advances to the Partnership during 2002 and 2001, which at December 31, 2004 and 2003 approximated $3.1 million and $2.9 million, respectively. The cash advances do not have any repayment terms and bear interest at 5%. Interest costs incurred on the cash advances during 2004 and 2003 approximated $0.1 million and $0.2 million, respectively.

     Corporacion Novavision S.R.L., a related party indirectly owned by Televisa, News and Liberty Media, provided satellite up-link services totaling approximately $0.5 and $0.6 million for the years ended December 31, 2004 and 2003, respectively.

5.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                2004       2003
                                                              --------   --------
Communication, transmission and set top boxes, including
  assets under capital leases of $3,329 and $4,566..........  $ 45,267   $ 46,346
Furniture, fixtures and all other equipment.................     5,439      4,982
                                                              --------   --------
                                                                50,706     51,328
Accumulated depreciation and amortization...................   (44,942)   (39,983)
                                                              --------   --------
                                                              $  5,764   $ 11,345
                                                              ========   ========

     Accumulated amortization for assets under capital leases approximates $0 million and $0.1 million at December 31, 2004 and 2003, respectively. Depreciation and amortization expense related to the Partnership's property and equipment for the years ended December 31, 2004, and 2003 amounted to $4.9 million, and $8.3 million, respectively.

     In December 2001, the Partnership recorded an asset impairment of $208.1 million relating to its capitalized transponder obligations, reducing its carrying value to $0. The impairment considered historical losses and on-going cash flow deficits of the Partnership, the effects of prolonged economic difficulties and uncertainties in the Latin American region on estimated future cash flow projections, as well as the effects of the Partnership's decision to liquidate its operations in Argentina.

6.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     In March 1999, sixteen satellite transponders were placed in service subject to a capital lease agreement executed by the Partnership in March 1998. The capital lease has an implicit rate of 9% and has a term for the useful life of the satellite transponders, estimated at 15 years at date of lease inception. The balance of the capital lease as of December 31, 2004 and 2003 included in the accompanying balance sheet is approximately $224.2 million and $239.2 million, respectively.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

     The capital lease contains escalation clauses for the minimum lease payments for the first four years of the lease as well as payments contingent on the Partnership reaching certain monthly and annual revenue thresholds per transponder as described in the Transponder Service Agreement with the satellite provider ("the Agreement"). The Partners guarantee the capital lease payments based on their attributable ownership.

     Included in the Agreement are certain termination indemnity clauses which require the Partnership to compensate the satellite provider should certain termination events occur, including, among other things, failure to make payments and failure to cease any satellite activity as specified in the Agreement.

     The Partnership was not in compliance with the terms of the Agreement from November 1, 2002 through October 8, 2004, because it did not make full payments on the satellite transponder obligation. In order to cure the default, on December 2002 the Partnership along with News, Televisa, Globo and Liberty entered into a Forbearance Agreement with the satellite provider which extended the forbearance period through January 31, 2004. However, pursuant to the Sky Transactions (see Note 1) and subject to the satisfaction or waiver of certain conditions. PanAmSat entered into a Termination and Release of Guaranty Agreement, which among other things, terminates Televisa's, Globo's and Liberty's PanAmSat guaranty. Also, in connection with the Sky Transactions, DIRECTV made current all past due payments. Accordingly, the Partnership is no longer in default of the Agreement as of December 31, 2004. While the Partnership was in default of the Agreement, it classified the total obligation under the Agreement as a current liability and accrued for possible default penalties. Accordingly, the accompanying financial statements reflect accrual of approximately $1.5 million for possible default penalties as of December 31, 2003.

     In June 2003, PanAmSat publicly announced an anomaly on the satellite that significantly reduced the available on-board fuel estimates of the satellite. As a result of this development, PanAmSat estimated that the satellite would have fuel sufficient to maintain appropriate positioning until early 2008, as opposed to the original date of 2013. This anomaly does not affect the current performance of the satellite or of the Partnership's leased transponders, and is not expected to cause any other performance issues during its revised useful life. Although the Partnership will have no further obligation to PanAmSat when the satellite is taken out of service in 2008, it remains obligated under the terms of the original lease agreement until service is terminated. Upon termination of service, if prior to the original anticipated date of 2013, the Partnership would reduce the satellite transponder obligation by any remaining unpaid balance and record a gain for amounts it would no longer be obligated to pay. Should the satellite transponder agreement be terminated in 2008, the Partnership estimates that it would record a gain of approximately $170.0 million; however, there can be no assurance that the lease transponder agreement would be terminated in 2008.

     The Partnership entered into other capital leases for various other equipment with balances at December 31, 2004 and 2003 of approximately $0.7 million and $0.8 million, respectively. The Partnership also entered into loan agreements with various banks for loans with balances at December 31, 2004 and 2003 of approximately $0.7 million and $0.8 million, respectively. The capital leases and banks loans have various maturity terms from 2005 to 2006 with interest rates at December 31, 2004 of 15% to 16% for debt denominated in the subsidiaries' local currencies, and of 6% to 7% for debt denominated in U.S. dollars.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

     As of December 31, 2004, aggregate annual maturities of long term debt and future annual minimum lease payments for capital leases are as follows (in thousands):

                                                           CAPITAL LEASES --
                                                             MINIMUM LEASE
                                                               PAYMENTS
                                                           -----------------
                                                           SATELLITE   OTHER   DEBT
                                                           ---------   -----   -----
2005.....................................................  $  36,000   $ 328   $ 312
2006.....................................................     36,000     459     411
2007.....................................................     36,000      --      --
2008.....................................................     36,000      --      --
Thereafter...............................................    186,000      --      --
                                                           ---------   -----   -----
                                                             330,000     787     723
Less: Amount representing interest.......................   (105,835)    (80)     --
                                                           ---------   -----   -----
  Present value of net minimum payments..................    224,165     707     723
Less: Current maturities.................................    (16,494)   (306)   (312)
                                                           ---------   -----   -----
  Long term debt and capital lease obligations...........  $ 207,671   $ 401   $ 411
                                                           =========   =====   =====

     In December 2003, the Partnership's Colombian subsidiary refinanced $1.4 million of its debt and capital lease obligations. Under the new agreement the payment terms were extended through 2006 and the interest rates were increased by 0.5% in 2005 and 2006. As discussed in Note 10, the Partnership paid off the outstanding amounts of these obligations and debt for approximately $1.4 million in May 2005.

7.  COMMITMENTS AND CONTINGENCIES

     As discussed in Note 2, the Partnership has increased its ownership interest in the Colombian subsidiary over time by converting a portion of its outstanding debt to capital or through capital contributions in excess of its proportionate ownership interest. As of December 31, 2004, the Partnership owns 90.4% of its Colombian subsidiary. The Partnership has not recorded goodwill from these transactions as the Partnership is funding substantially all the losses and capital requirements of its Colombian subsidiary. As discussed in
Note 10, the Partnership acquired the remaining ownership of its Colombian subsidiary in May 2005 for a nominal amount.

     The Partnership is committed under non-cancelable operating lease agreements for the rental of its existing office facilities in Chile and Colombia. Total rent expense amounted to $1.2 million in both 2004 and 2003. The total aggregate commitment under these agreements is $0.3 million in 2005.

  LITIGATION

     The Partnership is a defendant in a regulatory lawsuit in Colombia. The National Television Commission of Colombia (CNTV) is seeking fees in the amount of $2.1 million. Management and its legal counsel are of the opinion that the Partnership will prevail in defending the lawsuit; however, a Colombian tribunal ordered the Company to obtain a $2.1 million bond to avoid any attachment of the Company's assets. The Company is committed to make payments of $0.4 million and $0.2 million in 2005 and 2006, respectively.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

  TAX MATTERS

     The Colombian tax authorities have informed the Partnership of several possible tax contingencies, which aggregate $0.5 million. Management and its legal counsel, are vigorously defending these matters, and believe that the final disposition of such matters will not have a material adverse effect on the financial position and results of operations of the Partnership.

  OTHER

     The Partnership is involved in various other claims and legal actions arising from ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Partnership's financial position, results of operations or liquidity.

8.  INCOME TAXES

     Foreign income taxes are provided in the accompanying consolidated statements of operations as follows (in thousands):

                                                              2004    2003
                                                              -----   -----
Current expense.............................................  $(897)  $(741)
Deferred benefit............................................     --      --
                                                              -----   -----
  Income tax provision......................................  $(897)  $(741)
                                                              =====   =====

9.  RISKS, UNCERTAINTIES AND GEOGRAPHIC INFORMATION

     The Partnership has operations in Colombia and Chile. The Partnership's operations in these countries are subject to political, monetary, economic and regulatory risk, which can have a significant impact on the Partnership's financial position, results of operations and cash flows.

     All revenues are generated in the Partnerships foreign operations. Long-lived assets, net of accumulated depreciation, located in the foreign operations approximate $5.8 million and $11.3 million as of December 31, 2004 and 2003, respectively. Long-lived assets net of accumulated depreciation, considered to be located in the United States primarily represent the satellite transponders under capital lease with a carrying amount of $0 as of December 31, 2004 and 2003, since this asset is considered impaired (see Note 5).

10.  SUBSEQUENT EVENTS

     In January 2005, the Partnership's Colombian subsidiary substantially ceased selling and marketing its services and took certain related actions aimed at minimizing cash flow expenditures pending confirmation of regulatory approval of the combination of the Partnerships DTH platform with DIRECTV's Colombian DTH platform.

     In February 2005, the Partnership's Chilean subsidiary acquired the broadcast rights of the DIRECTV service in Chile and certain related assets from VTR GlobalCom S.A., VTR Banda Ancha S.A. and VTR Galaxy Chile S.A. (collectively "VTR") for approximately $1.9 million. VTR was acting as DIRECTV's local representative under a local operating agreement that provided VTR the exclusive right to sell the DIRECTV service to subscribers in Chile. Funding for this acquisition was provided by DIRECTV in the form of a note payable, bearing interest at LIBOR plus 6%, with a limit of 12%. The note is convertible up to a maximum of 7% of the equity of the Partnership's Chilean subsidiary at the discretion of DIRECTV.

                           SKY MULTI-COUNTRY PARTNERS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

     In March 2005, DIRECTV contributed approximately $5.4 million to the Partnership, which was used to pay TechCo for services rendered after October 8, 2004. Amounts payable by the Partnership to TechCo for services rendered prior to October 8, 2004 remain outstanding and past due.

     In May 2005, the Partnership acquired the remaining ownership interest in its Colombian subsidiary for a nominal amount. In accordance with this agreement, the Partnership paid the outstanding bank debt due of approximately $1.4 million to local Colombian banks.