Form 20-F/A
period 2004-12-31
GRUPO TELEVISA S A
filed 2005-07-07
CIK 912892

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 20-F/A

                                 Amendment No.1

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

                                EXPLANATORY NOTE

     We are filing this Amendment No. 1 to our Annual Report on Form 20-F filed on June 13, 2005 to provide additional information in Item 16E,"Purchases of Equity Securities by the Issuer and Affiliated Purchasers" relating to purchases of our equity securities by the special purpose trust formed in connection with our stock purchase plan. In addition, this Amendment No. 1 corrects certain information on pages F-6 and F-73. Other than the foregoing items and conforming changes related thereto, and the correction of certain minor typographical errors and ommissions, no part of the annual report on Form 20-F filed on June 13, 2005 is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Annual Report on Form 20-F on June 13, 2005.

                                ADDITIONAL NOTE

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

                   PURCHASES OF EQUITY SECURITIES BY TELEVISA

                                                                                       MAXIMUM NUMBER (OR
                                                                TOTAL NUMBER OF     APPROPRIATE MEXICAN PESO
                                                                     CPOS                  VALUE) OF
                              TOTAL NUMBER   AVERAGE PRICE   PURCHASED AS PART OF     CPOs THAT MAY YET BE
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


             PURCHASES OF EQUITY SECURITIES BY SPECIAL PURPOSE TRUST
                FORMED IN CONNECTION WITH STOCK PURCHASE PLAN(1)

CPOS

                                                                                                         MAXIMUM NUMBER (OR
                                                                                                        APPROPRIATE MEXICAN
                                                                         TOTAL NUMBER OF CPOs         PESO VALUE) OF CPOs THAT
                             TOTAL NUMBER OF  AVERAGE PRICE PAID PER     PURCHASED AS PART OF        MAY YET BE PURCHASED UNDER
      PURCHASE DATE           CPOs PURCHASED          CPO(2)           THE STOCK PURCHASE PLAN       THE STOCK PURCHASE PLAN(3)
---------------------------  ---------------  ----------------------   -----------------------       --------------------------
JANUARY 1 TO JANUARY 31                   --  Ps.                 --                20,164,300
FEBRUARY 1 TO FEBRUARY 29                 --                      --                20,164,300
MARCH 1 TO MARCH 31                       --                      --                20,164,300
APRIL 1 TO APRIL 30                  450,000                25.29066                20,614,300
MAY 1 TO MAY 31                    2,711,700                23.98855                23,326,000
JUNE 1 TO JUNE 30                 11,917,600                24.95660                35,243,600
JULY 1 TO JULY 31                  7,114,300                25.72790                42,357,900
AUGUST 1 TO AUGUST 31              1,205,500                26.76700                43,563,400
SEPTEMBER 1 TO SEPTEMBER 30               --                      --                43,563,400
OCTOBER 1 TO OCTOBER 31                   --                      --                43,563,400
NOVEMBER 1 TO NOVEMBER 30            161,200                34.06610                43,724,600
DECEMBER 1 TO DECEMBER 31          1,353,700                33.29560                45,078,300
TOTAL                             24,914,000  Ps.           25.67716                45,078,300


A SHARES

                                                                                                 MAXIMUM NUMBER (OR
                                                                        TOTAL NUMBER OF       APPROPRIATE MEXICAN PESO
                              TOTAL NUMBER                                  A SHARES         VALUE) OF A SHARES THAT MAY
                              OF A SHARES       AVERAGE PRICE        PURCHASED AS PART OF    YET BE PURCHASED UNDER THE
      PURCHASE DATE            PURCHASED      PAID PER A SHARE(2)   THE STOCK PURCHASE PLAN   STOCK PURCHASE PLAN (3)
---------------------------   ------------    -------------------   -----------------------  ---------------------------
JANUARY 1 TO JANUARY 31             --        Ps.           --                           --
FEBRUARY 1 TO FEBRUARY 29           --                      --                           --
MARCH 1 TO MARCH 31            630,500(4)              0.20513(4)                   630,500
APRIL 1 TO APRIL 30                 --                      --                      630,500
MAY 1 TO MAY 31                     --                      --                      630,500
JUNE 1 TO JUNE 30                   --                      --                      630,500
JULY 1 TO JULY 31                   --                      --                      630,500
AUGUST 1 TO AUGUST 31                                       --                      630,500
SEPTEMBER 1 TO SEPTEMBER 30         --                      --                      630,500
OCTOBER 1 TO OCTOBER 31        130,000(5)              0.20513(5)                   760,500
NOVEMBER 1 TO NOVEMBER 30           --                      --                      760,500
DECEMBER 1 TO DECEMBER 31           --                      --                      760,500
TOTAL                          760,500        Ps.      0.20513                      760,500

------------------------
(1) See "Directors, Senior Management and Employees - Stock Purchase Plan" for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2) The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3) Since the number of additional shares that may be issued pursuant to our Stock Purchase Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Stock Purchase Plan.

(4) As a result of the recapitalization described under "Key Information - The Recapitalization," for every 25 A shares purchased by the special purpose trust between March 1 and March 31, the special purpose trust also received four B shares, five D shares and five L shares, for a total of 100,880 B shares, 126,100 D shares, and 126,100 L shares.

(5) In addition to the 130,000 A shares purchased between October 1 and October 31, 2004 by the special purpose trust, the special purpose trust concurrently purchased 20,800 B shares, 26,000 D shares, and 26,000 L shares at the same per share price paid for the A shares.


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

(a) Exhibits.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBITS
------    -----------------------------------------------------------------
 1.1--    English translation of Amended and Restated Bylaws (Estatutos
          Sociales) of the Registrant, dated as of April 16, 2004
          (previously filed with the Securities Exchange Commission as
          Exhibit 1.1 to the Registrant's Annual Report Form 20-F for the year ended December 31, 2003 and incorporated herein by reference).

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

 2.8--    Seventh Supplemental Indenture relating to the 6 5/8% Senior
          Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg, dated March 18, 2005
          (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004 (the "2004 Form 20-F") and incorporated herein by reference).

 2.9--    Eighth Supplemental Indenture relating to the 6 5/8% Senior
          Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale a Luxembourg, dated May 26, 2005
          (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

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

 4.2--    Agreement of General Partnership of Sky Multi-Country
          Partners, dated as of October 24, 1997, among DTH USA, Inc., SESLA,
          Inc., Televisa MCOP Holdings, Inc. and TCI Multicountry DTH, Inc
          (previously filed with the Securities and Exchange Commission as Exhibit 10.3 to the Registrant's Registration Statement on Form F-3
          (File number 333-11310), as amended, and incorporated herein by reference).


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

 4.8--    Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de
          R.L. de C.V. ("Innova"), dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova's Annual Report on Form 20-F for the year ended December 31,
          2004 and incorporated herein by reference).

 4.9-- English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the registrant and Banamex (the "May
          2004 Credit Agreement") and the May 2004 Credit Agreement (in
          Spanish) (previously filed with the Securities and Exchange
          Commission as Exhibit 4.9 to the 2004 Form 20-F and incorporated herein by reference).

4.10-- English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish)
          (previously filed with the Securities and Exchange Commission as Exhibit 4.10 to the 2004 Form 20-F and incorporated herein by reference).

4.11-- English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the registrant and Banamex (the
          "Octoboer 2004 Credit Agreement") and the October Credit
          Agreement (in Spanish) (previously filed with the Securities and
          Exchange Commission as Exhibit 4.11 to the 2004 Form 20-F and incorporated herein by reference).

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

 8.1-- List of Subsidiaries of Registrant (previously filed with the Securities and Exchange Commission as Exhibit 8.1 to the 2004 Form
          20-F and incorporated herein by reference).

12.1--    CEO Certification pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002, dated July 7, 2005.

12.2--    CFO Certification pursuant to Section 302 of the
          Sarbanes-Oxley Act of 2002, dated July 7, 2005.

EXHIBIT
NUMBER                 DESCRIPTION OF EXHIBITS
------    ------------------------------------------------
13.1--    CEO Certification pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002, dated July 7, 2005.

13.2--    CFO Certification pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002, dated July 7, 2005.

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

        Date: July 7, 2005          GRUPO TELEVISA, S.A.

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
                                (NOTES 1 AND 2)


                                                               2002            2003            2004
                                                           -------------   -------------   -------------
Net sales....................................  (Note 25)   Ps.23,580,172   Ps.24,786,332   Ps.29,314,253
Cost of sales................................                 13,582,122      13,558,108      14,833,751
                                                           -------------   -------------   -------------
  Gross profit...............................                  9,998,050      11,228,224      14,480,502
                                                           -------------   -------------   -------------
Operating expenses:
  Selling....................................                  1,843,544       1,780,806       2,201,043
  Administrative.............................                  1,482,691       1,483,236       1,646,619
                                                           -------------   -------------   -------------
                                                               3,326,235       3,264,042       3,847,662
                                                           -------------   -------------   -------------
Depreciation and amortization................                  1,585,577       1,604,412       2,075,004
                                                           -------------   -------------   -------------
  Operating income...........................  (Note 25)       5,086,238       6,359,770       8,557,836
                                                           -------------   -------------   -------------
Integral cost of financing -- net............  (Note 18)         670,430         646,426       1,516,158
Restructuring and non-recurring charges......  (Note 19)         920,777         691,365         395,250
Other expense -- net.........................  (Note 20)       2,334,119         571,456         514,997
                                                           -------------   -------------   -------------
  Income before taxes........................                  1,160,912       4,450,523       6,131,431
                                                           -------------   -------------   -------------
Income tax and asset tax.....................  (Note 21)         322,926         751,019       1,169,822
Employees' profit sharing....................  (Note 21)           4,480           5,811           6,519
                                                           -------------   -------------   -------------
                                                                 327,406         756,830       1,176,341
                                                           -------------   -------------   -------------
  Income before equity in results of
     affiliates, results from discontinued
     operations and cumulative loss effect of
     accounting change.......................                    833,506       3,693,693       4,955,090
Equity in (losses) earnings of affiliates --
  net........................................  (Note 5)       (1,264,161)         29,756         614,994
Income (loss) from discontinued
  operations -- net..........................  (Note 22)       1,162,369         (67,487)             --
Cumulative loss effect of accounting
  change -- net..............................  (Note 10)              --              --      (1,021,590)
                                                           -------------   -------------   -------------
  Consolidated net income....................                    731,714       3,655,962       4,548,494
Minority interest............................  (Note 16)          75,285         127,333        (231,751)
                                                           -------------   -------------   -------------
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


                                                      YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------
                                               2002            2003            2004
                                           -------------   -------------   -------------
Net sales................................  Ps.23,806,946   Ps.24,786,332   Ps.29,314,253
Cost of providing services (exclusive of
  depreciation and amortization).........     14,647,418      12,875,567      14,876,880
Selling and administrative expenses......      3,960,178       4,262,016       5,325,395
Depreciation and amortization............      1,905,704       1,494,895       2,067,064
                                           -------------   -------------   -------------
Income from operations...................      3,293,646       6,153,854       7,044,914
Integral result of financing -- net......     (1,966,638)        747,404      (2,549,264)
Other income (expense) -- net............      1,021,128         (25,870)       (365,530)
                                           -------------   -------------   -------------
Income before income taxes, minority
  interest, equity in earnings or losses
  of affiliates and cumulative effect of
  change in accounting principles........      2,348,136       6,875,388       4,130,120
Income tax and assets tax -- current and
  deferred...............................       (297,470)     (3,007,802)       (532,968)
                                           -------------   -------------   -------------
Income before minority interest, equity
  in earnings or losses of affiliates and
  cumulative effect of change in
  accounting principles..................      2,050,666       3,867,586       3,597,152
Minority interest........................         84,092         126,482        (257,498)
Equity in (losses) earnings of
  affiliates.............................     (2,025,186)     (1,044,303)        132,916
                                           -------------   -------------   -------------
Income before cumulative effect of change
  in accounting principles...............        109,572       2,949,765       3,472,570
Cumulative effect of change in accounting
  principles (SFAS 141 and SFAS 142,
  Ps.1,348,317, net of write off of
  negative goodwill of Ps.342,438 and tax
  benefit of Ps.457,588 in 2002).........     (1,348,317)             --              --
                                           -------------   -------------   -------------
Net (loss) income........................  Ps.(1,238,745)   Ps.2,949,765    Ps.3,472,570
                                           =============   =============   =============
Weighted average common shares
  outstanding (in millions)..............        353,906         352,421         345,206
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