Form 20-F
period 2005-12-31
GRUPO TELEVISA S A
filed 2006-06-30
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-12610

Grupo Televisa, S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

A Shares, without par value (“A Shares”)	New York Stock Exchange (for listing purposes only)
B Shares, without par value (“B Shares”)	New York Stock Exchange (for listing purposes only)
L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)
Dividend Preferred Shares, without par value (“D Shares”)	New York Stock Exchange (for listing purposes only)
Global Depositary Shares (“GDSs”), each representing twenty Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”)	New York Stock Exchange
CPOs, each representing twenty-five A Shares, twenty-two B Shares thirty-five L Shares and thirty-five D Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2005 was:
114,245,852,915 A Shares
53,970,590,013 B Shares
85,862,244,071 L Shares
85,862,244,071 D Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

- i -

Item 18.	Financial Statements	146
Item 19.	Exhibits	146
EX-2.8: NINTH SUPPLEMENTAL INDENTURE
EX-4.7: PROGRAM LICENSE AGREEMENT
EXEX-4.9: ENGLISH TRANSLATION OF INVESTMENT AGREEMENT
EX-4.13: SUMMARY OF PS 2,100.0 MILLION CREDIT AGREEMENT
EX-4.14: SUMMARY OF PS 1,400.0 MILLION CREDIT AGREEMENT
EX-8.1: SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

- ii -

     We publish our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.
     Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2005 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.

- iii -

Part I
Item 1. Identity of Directors, Senior Management and Advisers
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
Selected Financial Data
     The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2004 and 2005, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2003, 2004 and 2005 and the accompanying notes appearing elsewhere in this annual report. The data should also be read together with “Operating and Financial Review and Prospects.”
     The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banco Nacional de México, S.A. (“Banamex”) as of December 31, 2005, which was Ps.10.6265 per U.S. Dollar. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
     Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with the Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which is applicable under Mexican GAAP Bulletin A-8, “Supplementary Application of International Accounting Standards.”
     At a general extraordinary meeting and at special meetings of the shareholders of Grupo Televisa, S.A., or Televisa held on April 16, 2004, our shareholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our shareholders as part of the recapitalization of our capital stock, or the Recapitalization, as described in the Information Statement dated March 25, 2004, which was submitted to the Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004 and as described under “— The Recapitalization.” Except where otherwise indicated, all information in this annual report reflects our capital structure as of December 31, 2005.

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(Millions of Pesos in purchasing power as of December 31, 2005 or millions of U.S. Dollars)(1)
(Mexican GAAP)
Income Statement Data:
Net sales	Ps.	23,492	Ps.	24,366	Ps.	25,612	Ps.	30,291	Ps.	32,481	U.S.$3,057
Operating income		4,904		5,256		6,572		8,843		10,803	1,017
Integral cost of financing, net(2)		493		692		668		1,567		1,782	168
Restructuring and non-recurring charges(3)		649		952		714		408		230	22
Income (loss) from continuing operations		1,707		(445)		3,847		5,756		7,716	726
Income (loss) from discontinued operations(4)		17		1,201		(70)		—		—	—
Cumulative effect of accounting change, net		(83)		—		—		(1,056)		(506)	(48)
Net income		1,608		834		3,909		4,461		6,126	576
Income (loss) from continuing operations per CPO(5)		0.59		(0.12)		1.38		1.89		2.28	—
Net income per CPO(5)		0.56		0.29		1.36		1.53		2.11	—
Weighted-average number of shares outstanding (in millions)(5)		354,485		353,906		352,421		345,206		341,158	—
Cash Dividend per CPO		—		—		0.21		1.30		1.38	—
Shares outstanding (in millions, at year end)(6)		221,400		221,210		218,840		341,638		339,941	—
(U.S. GAAP)(7)
Income Statement Data:
Net sales	Ps.	24,672	Ps.	24,600	Ps.	25,612	Ps.	30,291	Ps.	32,481	U.S.$3,057
Operating income		2,771		3,404		6,566		8,101		10,009	942
Income from continuing operations		2,493		114		3,240		4,410		6,825	642
Cumulative effect of accounting change, net		(939)		(1,393)		—		—		—	—
Net income (loss)		1,554		(1,280)		3,240		4,410		6,825	642
Income from continuing operations per CPO(5)		1.04		0.04		1.12		1.49		2.34	—
Net income (loss) per CPO(5)		0.53		(0.43)		1.12		1.49		2.34	—
Weighted-average number of Shares outstanding (in millions)(6)		354,485		353,906		352,421		345,573		341,158	—
Shares outstanding (in millions, at year end)(6)		221,400		221,210		218,840		341,638		339,941	—
(Mexican GAAP)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	6,720	Ps.	9,930	Ps.	13,330	Ps.	17,196	Ps.	14,778	U.S.$1,391
Total assets		58,775		63,759		70,391		76,385		74,852	7,044
Current notes payable to banks and other notes payable(8)		400		1,400		310		3,407		340	32
Long-term debt(9)		15,316		15,083		15,982		19,575		18,137	1,707
Customer deposits and advances		12,903		13,282		15,222		15,813		18,046	1,698
Capital stock issued		8,606		8,606		8,921		9,889		9,889	931
Total stockholders’ equity (including minority interest)		22,374		24,100		29,920		28,524		29,864	2,810
(U.S. GAAP)(7)
Balance Sheet Data (end of year):
Property, plant and equipment, net	Ps.	17,014	Ps.	17,180	Ps.	16,559	Ps.	19,453	Ps.	19,308	U.S.$1,817
Total assets		61,160		63,704		73,549		85,099		82,179	7,733
Current notes payable to banks and other notes payable(8)		400		1,400		310		3,407		340	32
Long-term debt(9)		15,316		15,083		15,982		19,575		18,137	1,707
Total stockholders’ equity (excluding minority interest)		21,383		19,956		26,286		27,018		28,333	2,666
(Mexican GAAP)
Other Financial Information:
Capital expenditures	Ps.	1,589	Ps.	1,600	Ps.	1,157	Ps.	2,012	Ps.	2,639	U.S.$248
(U.S. GAAP)(7)
Other Financial Information:
Cash provided by operating activities		1,744		6,335		6,836		7,077		10,265	966
Cash provided by (used for) financing activities		2,429		422		(2,880)		(540)		(9,278)	(873)
Cash used for investing activities		(6,560)		(3,382)		(2,362)		(735)		(2,216)	(209)
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(10)		70.5%		72.4%		70.1%		68.9%		68.5%	—
Average prime time rating (TV broadcasting)(10)		39.1		39.6		38.1		36.7		36.5	—
Magazine circulation (millions of copies)(11)		132		137		128		127		145	—
Number of employees (at year end)		13,700		12,600		12,300		14,100		15,100	—
Number of Innova subscribers (in thousands at year end)(12)		716		738		857		1,003		1,251	—
Number of Cablevisión subscribers (in thousands at year end)(13)		452		412		364		355		422	—
Number of EsMas.com registered users (in thousands at year end)(14)		866		2,514		3,085		3,665		4,212	—

Notes to Selected Consolidated Financial Information:

(1)	Except per CPO, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2005, unless otherwise indicated.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net and gain or loss from monetary position. See Note 17 to our year-end financial statements.

(3)	See Note 18 to our year-end financial statements.

(4)	See Note 1(s) to our year-end financial statements.

(5)	For further analysis of income (loss) from continuing operations per CPO and net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 21 (for the calculation under Mexican GAAP) and Note 24 (for the calculation under U.S. GAAP) to our year-end financial statements.

(6)	As of December 31, 2004 and 2005, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. As of December 31, 2003, we had three classes of common stock: A Shares, D Shares and L Shares. For purposes of this table, the weighted-average number of shares for all periods reflects the 25-for-one stock split and the 14-for-one stock dividend from the 2004 Recapitalization, and the number of shares outstanding for all periods reflects the 25-for-one stock split from the 2004 Recapitalization. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDS, each GDS representing 20 CPOs. Effective on March 22, 2006, each GDS is represented by five CPOs.
The number of CPOs and shares issued and outstanding for financial reporting purposes under Mexican and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our Stock Purchase Plan and our Long-Term Retention Plan are not considered outstanding for financial reporting purposes.
As of December 31, 2005, for legal purposes, there were approximately 2,586 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,927 million A Shares and 2,357 million B Shares (not in the form of CPO units). See Note 12 to our year-end financial statements.

(7)	See Note 24 to our year-end financial statements.

(8)	Current notes payable to banks and other notes payable include Ps.15.3 million and Ps.8.0 million of other notes payable as of December 31, 2001 and 2002, respectively. As of December 31, 2003, 2004 and 2005, there are no other notes payable outstanding. See Note 8 to our year-end financial statements.

(9)	As of December 31, 2002, 2003, 2004 and 2005, there are no other long-term notes payable. See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our year-end financial statements.

(10)	“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see “Information on the Company — Business Overview — Television — Television Broadcasting.”

(11)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(12)	Innova, S. de R.L. de C.V., or Innova, our direct to home, or DTH satellite service in Mexico, referred to alternatively as Sky Mexico for segment reporting purposes, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. Our share in the results of operations of Innova through December 31, 2000 was included in our income statement under the line item “Equity in results of affiliates.” For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Joint Ventures — Mexico.” Under Mexican GAAP, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in results in respect of our investment in Innova in our income statement. See “Operating and Financial Review and Prospects — Results of Operations — Equity in Earnings of Affiliates.” Since April 1, 2004, Innova has been consolidated in our financial results.

(13)	The figures set forth in this line item represent the total number of subscribers for Cablevisión’s basic service package at the end of each year presented. For a description of Cablevisión’s business and results of operations and financial condition, see “ Operating and Financial Review and Prospects — Results of Operations — Cable Television” and “Information on the Company — Business Overview — Cable Television.”

(14)	We launched EsMas.com in May 2000. Since May 2000, the results of operations of EsMas.com have been included in the results of operations of our Other Businesses segment. See “Operating and Financial Review and Prospects— Results of Operations — Other Businesses.” For a description of EsMas.com, see “Information on the Company — Business Overview — Other Businesses — Total Segment Results — EsMas.com.” The figures set forth in this line item represent the number of registered users in each year presented. The term “registered user” means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by EsMas.com.
The Recapitalization
     The Recapitalization increased the number of our outstanding Shares by a factor of 39 but did not affect our total equity or dilute the equity interest of any shareholder. The Recapitalization comprised these steps:
•	a stock split in which each outstanding Share was divided into 25 Shares of the same class;

•	the creation of a new class of common or ordinary shares, the B Shares;

•	a stock dividend in which we distributed to holders of outstanding Shares, 14 new Shares (of various classes depending on the class held) for every 25 Shares outstanding after the stock split;

•	an increase in the number of Shares represented by each outstanding CPO, from three Shares to 117 Shares; and

•	amendments to our bylaws related to these transactions.
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
     The following table summarizes the effect of the stock split and the stock dividend on a holder of one Share of each class of our capital stock:

Before the	After the Stock	14 New Shares Distributed
Recapitalization	Split	Per 25 Shares (post-split)	After the Recapitalization
One A Share	25 A Shares	Four B Shares, Five D Shares and Five L Shares	25 A Shares, Four B Shares, Five D Shares and Five L Shares

One D Share	25 D Shares	Nine B Shares, Five D Shares	Nine B Shares, 30 D Shares

One L Share	25 L Shares	Nine B Shares, Five L Shares	Nine B Shares, 30 L Shares
     The following table summarizes the effect of the Recapitalization on the total number of Shares of each class of our capital stock, based on the number of Shares outstanding at April 16, 2004:

	Before the Recapitalization			After the Recapitalization
		(% of total	(% of total		(% of total	(% of total
	(millions)	capital stock)	voting stock)	(millions)	capital stock)	voting stock)
Series A	4,989	52.69	100.00%	124,736	33.78	67.42
Series B	—	—	—	60,270	16.32	32.58
Series D	2,240	23.65	—	92,134	24.95	—
Series L	2,240	23.65	—	92,134	24.95	—
Total	9,469	100.00%	100.00%	369,273	100.00%	100.00%
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

     For a description of the principal amendments to our bylaws that were adopted in connection with the Recapitalization, see “Additional Information — Bylaws.”
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
Delivery of New Shares
     We delivered the shares issued in the Recapitalization to our shareholders, generally through S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, which is the clearing system for securities traded on the Mexican Stock Exchange. At that time, we deposited into the CPO Trust the new shares to be held by the CPO Trustee on behalf of holders of CPOs (including CPOs held in the form of GDSs).
     For shareholders who hold share certificates in physical form, delivery was made at our offices.
The B Shares
     We created a new class of capital stock, the B Shares, with no par value. The B Shares are common or ordinary shares, like the A Shares, with no preferred dividend rights and no preference upon liquidation. Holders of the B Shares have the right to elect five out of 20 members of our Board of Directors at a shareholders’ meeting that must be held within the first four months after the end of each year, beginning in 2005.
     As is the case for the A Shares: (a) holders of B Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting, (b) holders of B Shares have the right to vote at special meetings of B Shares, on any matter subject to approval at such a meeting and (c) under Mexican law, non-Mexicans may not own B Shares directly or exercise any voting rights in respect of B Shares, but they may hold B Shares indirectly through the CPO Trust, which will control the voting of the B Shares.
Dividends
     Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — The Major Shareholders.” In February 2003, the Board of Directors proposed, and our shareholders approved at our annual general shareholders’ meeting in April 2003, the payment of a dividend in the aggregate amount of Ps.550 million, which consisted of a Ps.0.18936540977 dividend per CPO and a Ps.0.05260150265 dividend per A Share not in the form of CPOs. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company’s Board of Directors approved a Ps.3,850 million cash distribution to shareholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to shareholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a general shareholders’ meeting, our shareholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. On April 28, 2006 at a general shareholders’ meeting, our shareholders approved a cash distribution to shareholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable general shareholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, subject to certain conditions.
Exchange Rate Information
     Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso was relatively stable from 1999 to 2001. In 2002 and 2003, the Peso declined in value against the U.S. Dollar and appreciated in 2004 and 2005. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.
     The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in New York City for cable transfers for Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	High	Low	Average(1)	Period End
Period
2001	9.972	8.946	9.334	9.156
2002	10.425	9.001	9.663	10.425
2003	11.406	10.113	10.793	11.242
2004	11.635	10.805	11.290	11.154
2005	11.411	10.413	10.894	10.628
December	10.773	10.414	10.627	10.628
2006:
January	10.643	10.437	10.542	10.440
February	10.529	10.432	10.484	10.454
March	10.948	10.462	10.749	10.898
April	11.160	10.856	11.049	11.089
May	11.305	10.841	11.091	11.288
June (through June 27)	11.460	11.282

(1)	Annual average rates reflect the average of the exchange rates on the last day of each month during the relevant period.
     The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this annual report on Form 20-F.
     The Mexican economy has had balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “— Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies Which Could Adversely Affect Our Business, Financial Condition or Results of Operations.”
     On June 27, 2006 the noon buying rate was Ps.11.418 to U.S.$1.00.

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
Mexico Has Experienced Adverse Economic Conditions
     Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or Mexican GDP, decreased 0.2% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 1.4%, 4.2% and 3.0% in 2003, 2004 and 2005, respectively. Inflation in 2003, 2004 and 2005 was 4.0%, 5.2% and 3.3%, respectively. Although these inflation rates tend to be lower than Mexico’s historical inflation rates, Mexico’s level of inflation may be higher than the annual inflation rates of its main trading partners, including the United States. Mexican GDP growth fell short of Mexican government estimates in 2005; however, according to Mexican government estimates, Mexican GDP is expected to grow by approximately 3.2% to 3.7%, while inflation is expected to be less than 4.0%, in 2006. We cannot assure you that these estimates will prove to be accurate.
     If the Mexican economy should fall into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:
•	demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures; and

•	demand for publications, cable television, DTH satellite services, pay-per-view programming and other services and products may decrease because consumers may find it difficult to pay for these services and products.
Developments in Other Emerging Market Countries or in the U.S. May Affect Us and the Prices for Our Securities
     The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business.
     In 2003, Argentina went through an economic downturn and faced insolvency and a possible default on its public debt. The majority of the foreign holders of Argentina’s indebtedness agreed to exchange their securities in connection with Argentina’s restructuring, and in 2005 Argentina was able to raise funds in the international capital markets. To the extent that the Argentine government is unsuccessful in preventing a future economic decline, a crisis may adversely affect Mexico, the price of our securities or our business.

     In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of securities or our business.
     Our operations, including the demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. The Federal Reserve Bank of the United States has signaled that it will continue implementing “measured” increases in interest rates in 2006. As interest rates rise, the prices of our securities may fall.
Military Operations in Iraq and Elsewhere Have Negatively Affected Industry and Economic Conditions Globally, and These Conditions Have Had, and May Continue to Have, a Negative Effect on Our Business
     Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Military operations in Iraq have depressed economic activity in the United States and globally, including the Mexican economy. There have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004 and in London on July 7, 2005, as well as ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction in the United States or any other major markets. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the United States decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.
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
High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
     Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.0% for 2003, 5.2% for 2004 and 3.3% for 2005. Although Mexico’s current level of inflation is close to the annual inflation rates of its main trading partners, an adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products;

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms; and

•	if the rate of Mexican inflation exceeds the rate of depreciation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.
High Interest Rates in Mexico Could Increase Our Financing Costs
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.2%, 6.8% and 9.2% for 2003, 2004 and 2005, respectively. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
     Mexico’s President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In the 2003 and 2004 elections, the political party of President Fox, the Partido Acción Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms. Presidential and federal congressional elections in Mexico are scheduled to be held on July 2, 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.
     Recent polls indicate that the candidate Andrés Manuel López Obrador of the Partido de la Revolución Democrática, or the Democratic Revolution Party (a left-wing party), Felipe Calderón Hinojosa of the Partido Acción Nacional or National Action Party (a right-wing party) and Roberto Madrazo Pintado of the Partido Revolucionario Institucional are very close to each other in the presidential race. Uncertainty of the outcome of the presidential elections and the effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
     National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. Once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn, may adversely affect our business, financial condition and results of operations.
Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures
     Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures. In 2002, the Mexican Antitrust Commission did not approve the proposed merger of our radio subsidiary Sistema Radiópolis, S.A. de C.V., or Sistema Radiópolis, with Grupo Acir Comunicaciones, S.A. de C.V., or Grupo Acir, and it may not approve possible future acquisitions or joint ventures that we may pursue. See “Information on the Company — Business Overview — Radio” and “Information on the Company — Business Overview — Regulation.”
Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue
     Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue. On December 30, 2005, Mexico’s Federal Congress enacted a new federal statute that, upon its effectiveness 180 days from its enactment, will amend and restate the existing Mexican Securities Market Law in its entirety. The new Mexican Securities Market Law enhances disclosure requirements and corporate governance standards for Mexican listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practices committees (comprised, in the case of companies such as us, of independent directors), institutional investors and safe harbors from public offering requirements. The new law also provides minority shareholders of Mexican listed companies with improved information rights and legal remedies. In order to comply with the new legal regime applicable to and governing public issuers in Mexico upon the effectiveness of the new Mexican Securities Market Law, we will be required, by December 2006, to amend our by-laws and form a corporate practices committee. We cannot predict what impact this will have upon our business at this time.
     Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, has been recently amended by Congress. The amendments to the Mexican Antitrust Law recently approved by the Mexican Federal Congress are in full force and effect as of June 29, 2006. The amendments include, among other things, the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor. We cannot predict what impact such amendments will have upon our business at this time.
     Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. We do not foresee that they will have a negative impact on our results of operations, but no assurances can be made in this regard. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the amendments are unconstitutional and, therefore null and void. This complaint is still on review by the Supreme Court of Justice and has not yet been resolved. We can give no assurances on the outcome of this complaint.
Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information
     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for the three most recent fiscal years. See Note 24 to our year-end financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

Risk Factors Related to Our Major Shareholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Shareholders
     We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. As of December 31, 2005, approximately 44.26% of the outstanding A Shares, 2.58% of the outstanding B Shares, 2.69% of the outstanding D Shares and 2.69% of the outstanding L Shares of our company are held through a trust, including shares in the form of Certificados de Participación Ordinarios, or CPOs, or the Shareholder Trust. The largest beneficiary of the Shareholder Trust is a trust for the benefit of Emilio Azcárraga Jean. As a result, Emilio Azcárraga Jean controls the voting of the Shares held through the Shareholder Trust. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote, because non-Mexican holders of CPOs and Global Depositary Shares, or GDSs, are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the shareholders, including the timing and payment of dividends, if he so chooses. See “Major Shareholders and Related Party Transactions — The Major Shareholders.”
As Controlling Shareholder, Emilio Azcárraga Jean Will Have the Ability to Limit Our Ability to Raise Capital, Which Would Require Us to Seek Other Financing Arrangements
     Emilio Azcárraga Jean has the voting power to prevent us from raising money through equity offerings. Mr. Azcárraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional A Shares in order to maintain such power. In the event that Mr. Azcárraga Jean is unwilling to subscribe for additional shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other forms of financing, which we may not obtain, or if so, possibly not on favorable terms.
Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
     Under Mexican law, we need concessions from the Secretaría de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law. The SCT can revoke our concessions and the Mexican government can require us to forfeit our broadcast assets under the circumstances described under “Information on the Company — Business Overview — Regulation.” This may not happen in the future and the current law may change or be superseded by new laws. In this regard, certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. We do not foresee that such amendments will have a negative impact on our results of operations, but no assurances can be made in this regard. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the amendments are unconstitutional and, therefore null and void. This complaint is still on review by the Supreme Court of Justice and has not yet been resolved. We can give no assurances on the outcome of this complaint.
We Face Competition in Each of Our Markets That We Expect Will Intensify
     We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television Broadcasting.” In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies. Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-television market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-television customers and require us to make significant capital expenditures in new technologies. Developments may limit our access to new distribution channels, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
     Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympics and political elections. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2003, 2004 and 2005 we recognized 29.8%, 28.7% and 29.7%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.
Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Interest in, Univision
     We have a program license agreement with Univision Communications, Inc. or Univision, whereby we have granted Univision an exclusive right to broadcast our television programming in the United States, with some exceptions, as described in “Information on the Company — Business Overview — Univision.”
     Under an agreement with Univision we are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain Spanish-language television broadcasting ventures to the extent they relate to United States Spanish-language television broadcasting. Should Univision exercise these rights, Univision would reduce our share of potentially lucrative corporate opportunities involving these ventures. In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the United States, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming, and to create future channels available in the United States that feature our programming. See “Information on the Company — Business Overview — Univision.” The current joint venture with Univision and any future venture we might pursue involving United States Spanish-language television broadcasting, with or without Univision as a partner, may compete directly with Univision to the extent such ventures seek viewership among Hispanic households in the United States. Direct competition between Univision and these ventures could have a material adverse effect on the financial condition and results of operations of our joint ventures and the value of our investment in Univision. This agreement and our obligations thereunder terminate (subject to a limited exception) when we no longer own a specified number of shares of Class T common stock of Univision, including as a result of a sale of our Univision shares pursuant to Univision’s recent agreement to sell Univision.
     On May 9, 2005, Televisa filed its original complaint against Univision, asserting three claims for relief, including breach of the Second Amended and Restated Program Licensing Agreement, dated December 19, 2001, as amended, declaratory relief and copyright infringement. The factual averments of the original complaint were focused on and limited to Univision’s refusal to pay Televisa royalties relating to advertising revenues on certain programs such as Premio Lo Nuestro and Univision’s improper editing of Spanish language programming licensed to it by Televisa under the program license agreement for broadcast in the United States. By its First Amended Complaint, filed June 16, 2005, Televisa added factual averments relating to Univision’s obligation under the program license agreement to provide Televisa with both free and paid advertising on its networks and added a claim for Univision’s violation of a letter agreement between Televisa and its subsidiaries (including Televisa, S.A. de C.V.) and Univision, dated December 19, 2001, as amended, relating to the broadcast of soccer games. In April 2006, Televisa filed a Second Amended Complaint adding new factual averments, including Univision’s failure to pay royalties on the value of advertising provided to its subsidiaries and affiliates, Univision’s announced decision to begin withholding royalties based on revenues obtained from affiliated stations (denominated “national advertising sales agency commissions” by Univision), Univision’s announced decision to exclude from its royalty calculation for Televisa revenues received by Univision for advertising on programs allegedly related to shows such as Premio Lo Nuestro (sometimes referred to as “shoulder programming”), various other breaches of Univision’s obligation to pay royalties under the program license agreement, Univision’s failure to provide audited certifications of its calculation of royalties in violation of the program license agreement, and Univision’s failure to cooperate with auditors retained by Televisa to audit the royalty calculations for the years 2003 and 2004 (all of which were also asserted previously in support of Televisa’s Affirmative Defenses contained in its Answer to Univision’s Counterclaims) and Univision’s failure to include in its royalty calculations for Televisa amounts received by its affiliated stations for national and local advertising. We cannot predict how our overall business relationship with Univision will be affected by this dispute.
     On February 16, 2006, and based on the complaint, the amendment to the complaint and other breaches found during an audit performed on Univision and Galavision for years 2003 and 2004, we served a notice of material breaches under the program license agreement and the Soccer Agreement. On June 2, 2006, we served notice to Univision of our right to terminate the program license agreement and the soccer letter agreement based on the uncured material breaches, as well as material breaches that are not, by their nature, susceptible to being cured.

     In addition, effective as of May 9, 2005, Emilio Azcárraga Jean resigned as a director, and Alfonso de Angoitia Noriega resigned as an alternate director, of Univision. We have the right to elect one director and one alternate director to the Univision Board of Directors and, in April 2006, we designated Ricardo Maldonado Yañez, Secretary to our Board of Directors, as our director on the Univision Board of Directors.
     In addition, we have had disagreements with Univision over our ability to offer over the Internet programs to which Univision has broadcast rights in the United States. As part of the amendments in December 2001 to our arrangements with Univision, we agreed that for a five-year period, ending December 2006, we would have limited rights in the United States to transmit via the Internet certain programming. At the end of this period, certain rights we held under our prior agreements with Univision will be reinstated. We continue to believe that these rights us to make our Internet service originating from Mexico available globally, including making available to U.S. audiences via the Internet programs to which Univision has broadcast rights in the United States. Univision disagrees that we have such rights to distribute to U.S. audiences via the Internet of such programs and the issue may be subject of litigation. Under our program license agreement with Univision, Univision does not have the right to broadcast over the Internet programs licensed to Univision in the United States.
     Additionally, by operation of the ownership rules and policies of the U.S. Federal Communications Commission, or the FCC, our interest in Univision may limit our ability to invest in other U.S. media entities. See “Information on the Company — Business Overview — Regulation — Television — U.S. Regulation of Broadcast Stations.”
     In February 2006, Univision announced that its board had decided to engage in a process to explore strategic alternatives to enhance shareholder value, including the sale or merger of Univision with another entity. Our board of directors held a meeting on April 27, 2006 and authorized Emilio Azcárraga, Chairman of the Board, President and Chief Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with Univision which, if successful, would involve an increase in our minority shareholding of Univision. In May 2006, Televisa, pursuant to such authority, and a number of private equity and investment entities decided to work together for the purpose of making such a plan or proposal. In June 2006, Univision announced that it had entered into a definitive agreement with another group pursuant to which that group is to acquire Univision on the terms and subject to the conditions of the agreement. This transaction involving the acquisition of Univision has significant implications for our obligations to Univision under our existing agreements with Univision, and we cannot predict how our overall business relationship with Univision will be affected by the transaction.
We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income
     We have invested a significant amount to develop DTH satellite services primarily in Mexico. Although Innova, our DTH joint venture in Mexico, referred to herein, for segment reporting purposes, as Sky Mexico, achieved net income for the first time in 2004 and generated positive cash flow in 2003, 2004 and 2005, we have, in the past, experienced substantial losses and substantial negative cash flow, and we may experience substantial losses over the next several years, as a result of our participation in Innova, which would adversely affect our net income. We cannot assure you that Innova will continue to generate net income in the upcoming years, principally due to the substantial capital expenditures and investments required to expand and improve its DTH service, the impact of any potential devaluation of the Peso versus the U.S. Dollar on Innova’s financial structure, as well as the strong competition that exists in the pay-television industry in Mexico. See Notes 1(b) and 11 to our year-end financial statements. See “Operating and Financial Review and Prospects — Results of Operations — Equity in Earnings of Affiliates.”

     We own a 58.7% interest in Innova, our DTH joint venture in Mexico. The balance of Innova’s equity is indirectly owned by DIRECTV (which is 37% owned by News Corp.) through its subsidiaries News DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indenture that governs the terms of the notes issued by Innova in September 2003 and the credit agreements entered into in March and April 2006, as well as the credit agreement we entered into in July 2005, contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.
     In connection with a letter agreement entered into in October 2004, we and DIRECTV Holdings entered into an agreement in February 2005 under which we acquired the right to buy additional interests in Innova from DIRECTV Holdings, which, was consummated on April 27, 2006, resulting in us indirectly owning 58.7% of Innova and, DIRECTV indirectly owning 41.3% of Innova. We paid approximately U.S.$59 million for the additional equity stake in Innova. See “Information on the Company — Business Overview — DTH Joint Ventures.”
We Have Recognized an Increased Indebtedness, a Cumulative Loss Effect and other Adverse Accounting Impacts as a Result of the Consolidation of Innova since April 1, 2004 in our Consolidated Financial Statements for the Year Ending December 31, 2004 and These Impacts Continued in 2005 and May Continue in Future Years
     As a result of the consolidation of Innova beginning April 1, 2004, our financial statements have been updated as follows:
     Our consolidated total assets increased by approximately Ps.3,133.6 million beginning April 1, 2004. Our consolidated total liabilities increased by approximately Ps.5,604.7 million beginning April 1, 2004, including an approximately Ps.6,188.0 million increase in our aggregate consolidated debt and satellite transponder lease obligation. Our consolidated shareholders’ equity decreased by approximately Ps.2,471.1 million beginning April 1, 2004, as a result of the outstanding shareholders’ deficit reflected in Innova’s financial statements. Our consolidated net sales, costs and operating expenses, and operating income before depreciation and amortization increased in the second, third and fourth quarters of 2004, and for the year ended December 31, 2005. The adverse impacts on our financial statements, including the substantial increase in our consolidated debt, the decrease in our shareholder’s equity, and the increase in our consolidated costs and expenses, may have an adverse impact on the price of our securities.
     For a further description of the impact that the consolidation of Innova has had on our financial statements, see “Operating and Financial Review and Prospects — Results of Operations — Sky Mexico.”
We Have Evaluated the Possibility of Potential Losses in Innova in Case of Business Interruption Due to the Loss of Transmission and Loss of the Use of Satellite Transponders, Which Would Adversely Affect Our Net Income
     Media and telecom companies, including Innova, rely on satellite transmissions to conduct their day to day business. Any unforeseen and sudden loss of transmission or non-performance of the satellite for Innova (satellite operator) can cause huge losses to Innova’s business. The unforeseen loss of transmission may be caused due to the satellite’s loss of the orbital slot or the reduction in the satellite’s functional life.
     The size of the business interruption impact for Innova in the case of a satellite loss exceeds the capability of the insurance market to adequately cover this risk. In order to reduce the possibility of unforeseen loss of transmission and the financial impact, Innova is currently analyzing alternatives, such as switching its transmissions to newer satellites, diversifying the transponder service and creating a backup transmission system. We cannot predict the extent of losses to Innova in the case of satellite loss or the effectiveness of any proposed alternative.

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
Non-Mexican Holders of Our Securities Have Limited Voting Rights
     Non-Mexican holders of GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our Shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Shareholders’ Meetings.”
Our Antitakeover Protections May Deter Potential Acquirors and May Depress Our Stock Price
     Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our shareholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our shareholders might otherwise receive a premium for their Shares over the then current market price, and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information — Bylaws — Antitakeover Protections.”
GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities
     In situations where we request that JPMorgan Chase Bank, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For shareholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information — Bylaws — Voting Rights and Shareholders’ Meetings — Holders of CPOs.” For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
     This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.
The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash
     Under Mexican law and our bylaws, our shareholders have preemptive rights. This means that in the event that we issue new Shares for cash, our shareholders will have a right to subscribe the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the Securities Act of 1933, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In that connection, in 2002 we did not register the 430.3 million A Shares authorized, issued and subscribed in connection with our Long Term Retention Plan. Accordingly, the voting rights of GDS holders were diluted. See “Directors, Senior Management and Employees — Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights.” In addition, although the deposit agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible.
The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the U.S.
     In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See “Additional Information — Mexican Securities Market Law” and “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections.” Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the U.S. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or major shareholders than it would be for shareholders of a U.S. company.
     The new Mexican Securities Market Law provides additional protection to minority shareholders, such as (i) providing shareholders of a public company representing 5% or more of the capital stock of the public company, an action for liability against the members and secretary of the Board and relevant management of the public company, and (ii) establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority shareholders and their interests in an issuer or its operations.

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons
     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S., and some of the experts named in this annual report also reside outside of the U.S. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Forward-Looking Statements
     This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the SEC on Form 6-K, in annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:
•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	our current and future plans regarding our Spanish-language horizontal Internet portal, EsMas.com;

•	statements concerning our current and future plans regarding our investment in the Spanish television channel “La Sexta”;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our transactions with and involving Univision;

•	statements concerning our recent series of transactions with The DIRECTV Group, Inc., or DIRECTV, and News Corporation, or News Corp.;

•	statements about our future economic performance or that of Mexico or other countries in which we operate or have investments; and

•	statements of assumptions underlying these statements.
     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under “— Risk Factors,” include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company
History and Development of the Company
     Grupo Televisa, S.A. is a sociedad anónima, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2089. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 México, D.F., México. Our telephone number at that address is (52) (55) 5261-2000.
     We are the largest media company in the Spanish-speaking world and a major participant in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our direct-to-home, or DTH, satellite services or through other cable and satellite providers in Mexico, Latin America, Europe, Asia, Africa, the United States, Canada and Australia. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and an Internet portal. We also own an unconsolidated 11.4% equity interest, on a fully diluted basis, in Univision, the leading Spanish-language television broadcaster in the United States.
     The programs shown on our networks are among the most-watched programs in Mexico. In 2004 and 2005, approximately 69% and 68%, respectively, of all Mexicans watching over-the-air television during prime time hours, 70% and 69%, respectively, of all Mexicans watching over-the-air television during weekday prime time hours and 71% and 70%, respectively, of all Mexicans watching over the air television from sign-on to sign-off watched our networks or stations. Our television broadcasting operations represent our primary source of revenues, and those operations generated approximately 56.9% and 55.4% of our total revenues in 2004 and 2005, respectively.
Capital Expenditures
     The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2003, 2004 and 2005 and our projected capital expenditures for the year ended December 31, 2006. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2006, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

	Year Ended December 31,(1)
	2003	2004	2005	2006
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$94.9	U.S.$174.6	U.S.$248.3	U.S.$300.0
Investments in DTH joint ventures(3)	20.6	12.5	—	—
Investment in OCEN(4)	4.8	—	—	—
Other acquisitions and investments(5)(6)	85.5	29.3	69.4	272.4

Total capital expenditures and investments	U.S.$205.8	U.S.$216.4	U.S.$317.7	U.S.$572.4

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2003, 2004 and 2005 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data,” which is presented in constant Pesos of purchasing power as of December 31, 2005 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.10.6265 to one U.S. Dollar, the Interbank Rate as of December 31, 2005, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(2)	Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$17.4 million in 2003, U.S.$35.1 million in 2004, and U.S.$51.1 million in 2005 for the expansion and improvement of our cable business; and U.S.57.6 million in 2004 and U.S.$109.2 million in 2005 for the expansion and improvement of our SKY Mexico segment.

(3)	Includes investments made in the form of capital contributions and loans in all periods.

(4)	In 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, our live entertainment venture in Mexico, for U.S.$104.7 million, of which U.S.$37.7 million was paid in the first quarter of 2003. Additionally, in the first quarter of 2003, we made a capital contribution to OCEN of approximately U.S.$4.8 million. See “— Business Overview — Other Businesses — Sports and Show Business Promotions” and Note 2 to our year-end financial statements.

(5)	In 2003, we acquired Telespecialidades, a company which was owned by our controlling shareholders, for an aggregate amount of U.S.$83.0 million. Telespecialidades’s net assets at the time of acquisition consisted principally of Shares of our capital stock in the form of CPOs, which Shares were previously indirectly owned by our controlling shareholders, and tax loss carryforwards. Telespecialidades was merged into Televisa S.A. de C.V. on December 31, 2003. See “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Shareholders.” Additionally, in 2003 and 2004, we made capital contributions in the aggregate amount of U.S.$2.5 million and U.S.$2.0 million, respectively, in our pay television joint venture with Univision, which operations commenced in the U.S. in the second quarter of 2003. In November 2005, we acquired Comtelvi, S. de R.L. de C.V. (“Comtelvi”) from a third party for an aggregate amount of U.S.$39.1 million. At the time of acquisition, Comtelvi had structured note investments and other financial instrument assets and liabilities, as well as tax losses of approximately Ps.3,311.5 million that were used by us in the fourth quarter of 2005. Additionally, in 2005 we made capital contributions of approximately U.S.$1.4 million (1.2 million Euros) to Gestora de Inversiones Audiovisuales La Sexta, S.A.U. (“La Sexta”), representing the 40% interest in our Spanish Television broadcasting venture, which commenced operations in Spain in March 2006. See “Information on the Company — Business Overview — Univision” and Note 2 to our year-end financial statements.

(6)	In the first quarter of 2006, we completed the acquisition of certain operating assets, consisting primarily of trademarks, intellectual property rights and other publishing assets owned by Editora Cinco, a publishing company in Mexico and Latin America, for an aggregate amount of approximately U.S.$15.0 million. In the second quarter of 2006, we acquired the minority interest in Innova that was formerly owned by Liberty Media for an amount of approximately U.S.$58.7 million to increase the interest in our Sky Mexico business to 58.7%. Our projected total investment in La Sexta for 2006 is approximately 84.2 million Euros (approximately U.S.$108.0 million). In addition, we estimate that we will invest approximately U.S.$90.7 million in connection with other potential investments and acquisitions of our different business segments for the year ending December 31, 2006.
     In 2003, 2004 and 2005, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2006, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2006 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2006 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview
     We are the largest media company in the Spanish-speaking world and a major participant in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our DTH satellite services or through other cable and satellite providers in Mexico, Latin America, Europe, Asia, Africa, the United States, Canada and Australia. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and an Internet portal. We also own an unconsolidated 11.4% equity interest, on a fully diluted basis, in Univision, the leading Spanish-language television broadcaster in the United States.
     The programs shown on our networks are among the most-watched programs in Mexico. In 2004 and 2005, approximately 69% and 68%, respectively, of all Mexicans watching television during prime time hours, 70% and 69%, respectively, of all Mexicans watching television during weekday prime time hours and 71% and 70%, respectively, of all Mexicans watching from sign-on to sign-off watched our networks or stations. Our television broadcasting operations represent our primary source of revenues, and those operations generated approximately 56.9% and 55.4% of our total revenues in 2004 and 2005, respectively.
Business Strategy
     We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while improving our operating margins. By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue building our pay-television platforms, expanding our publishing business, increasing our international programming sales and strengthening our position in the growing U.S.-Hispanic market. We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions in Mexico and abroad.
     Maintaining our leading position in the Mexican television market
     Continuing to produce high quality programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2004 and 2005, our networks aired 88% and 81%, respectively, of the 200 most-watched television programs in Mexico, according to the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.
     Improving our sales and marketing efforts. In 2003, 2004 and 2005, we outperformed Mexican economic growth by increasing our television broadcasting revenues in real terms by 5.4%, 5.7% and 5.1%, respectively, as compared to increases of only 1.4%, 4.2% and 3.0%, respectively, in Mexican GDP during the same periods. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexico Has Experienced Adverse Economic Conditions.” The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.
     Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing two new rate structures for television advertising that more closely ties individual program pricing to audience ratings, group demographics and advertiser demand; (ii) implementing differentiated pricing by quarter, by channel and by time of day; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation. We offer three different pricing alternatives to our customers: (i) our traditional fixed price per second plan, (ii) a cost per thousand viewers, or CPM, price plan and (iii) a cost per rating point plan. We believe that, by offering our customers several different pricing plans to choose from as well as differentiated pricing by quarter, we have gained the flexibility to target underserved industries and increase our focus on local sales causing an increase in our advertising revenue. Advertising revenues from local sales as a percentage of our television broadcasting revenues have increased over the past four years. During 2005, local sales accounted for 13.7% of our television broadcasting revenues compared to 13.2% and 13.7% in the years 2003 and 2004, respectively.
     We plan to continue expanding our advertising customer base by targeting medium-sized and local companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we targeted the reach of the Channel 4 Network throughout Mexico and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See “— Television — Television Broadcasting — Channel 4 Network.” We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.
     Improving our operating margins. Our operating margin (operating income before depreciation of tangible assets and amortization of intangible assets over net sales) increased in 2005, ending the year at 40.7% compared to 36.3% for 2004. We intend to continue improving our margins by increasing revenues and controlling costs. We also intend to maintain a disciplined management of costs and expenses throughout 2006.
     Continue building our pay television platforms
     DTH. We believe that Ku-band DTH satellite services offer the greatest opportunity for rapid expansion of pay television services into cable households seeking to upgrade and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Our joint venture, Innova, is the only participant in the Mexican DTH market with approximately 1,250,600 subscribers, of which 70,100 were commercial subscribers as of December 31, 2005.
     The key components of our DTH strategy include:
•	offering high quality and exclusive programming, including rights in Mexico to our four over-the-air broadcast channels and other channels produced by our partners, as well as special events, such as reality shows, and games or sports programming we produce or with respect to which we have exclusive rights;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-television services in Mexico and elsewhere; and

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality.
     Cable. With over 355,000 and 422,100 basic subscribers as of December 31, 2004 and 2005, respectively, and approximately 1,441,900 homes passed as of December 31, 2005, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the largest cable television operators in Mexico. Approximately 123,000 and 283,200 of Cablevisión’s basic subscribers as of December 31, 2004 and 2005, respectively, also subscribed to one of the Cablevisión’s digital service packages. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:

•	continuing to offer high quality programming;

•	upgrading its existing cable network into a broadband bidirectional network;

•	switching its current analog subscribers to digital service in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•	increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, telephony services; and

•	continuing the roll out of digital set-top boxes and the roll out, which began in the third quarter of 2005, of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability.
     Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed Internet access through cable modem. As of December 31, 2005, Cablevisión had 61,000 cable modem customers compared to 26,500 at December 31, 2004. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión is continuing with its plan to switch its current analog subscriber base to the digital service. In addition, Cablevisión intends to introduce video on demand, or VOD, services and, subject to the receipt of the requisite governmental approvals, IP telephony services.
     Expanding our publishing business
     With a total annual circulation of approximately 145 million magazines during 2005, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, produces and distributes the most magazines in the Spanish-speaking world. Among the 68 titles (excluding the recently acquired titles in the arts and craft segment formerly published by Editora Cinco) published, 27 are fully owned and produced in-house and the remaining 41 titles are licensed from world-renowned publishing houses, including the Spanish-language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to more than 20 countries, including Mexico, the United States and countries throughout Latin America. During the last three years, Editorial Televisa implemented an aggressive commercial strategy in order to increase its market share and advertising revenues market share in Mexico. As a result of this strategy, according to IBOPE, Editorial Televisa’s market share grew from 45% in 2004 to 48% in 2005. Additionally, a solid circulation strategy in the United States generated beneficial results. According to the Audit Bureau of Circulation (an independent audit service for printed publications), three of the top ten fastest growing magazines (measured in terms of circulation) in the United States are published and distributed by Editorial Televisa.
     In December 2005, our publishing division acquired 100% of the publishing assets of Editora Cinco, the leading publisher in the arts and crafts segment in Colombia with strong brands in the feminine and general interests segments. Through this acquisition, Editorial Televisa has strengthened its portfolio of products and its relationship with its strategic partners Hearst Communications, Inc., or Hearst, by becoming the licensee of the Spanish-language edition of Seventeen in Mexico and other Spanish-speaking Latin American countries, and GyJ España Ediciones, S.L.S. en C., by becoming the licensee of the Spanish-language edition of Muy Interesante in Colombia.
     During 2005, we launched ten new titles of which three are fully-owned (namely, Celebrity, a fashion magazine, Poder, a fortnightly business magazine, and Universo Big Bang, a weekly children’s magazine); two are custom publishing (namely, Prestige and Blau, two automotive magazines for Daimler Chrysler de México, S.A. de C.V. and Volkswagen de México, S.A. de C.V., respectively, produced through our joint venture with Motorpress Iberica, S.A.); and five are licensed from world-renowned publishing houses (namely, the Spanish version of ESPN magazine pursuant to a license agreement with ESPN Magazine, LLC, Tu Dinero, a personal finance magazine, pursuant to a license agreement with Julie Stav, Inc., Rebelde, a teen magazine based on the popular music group, pursuant to a license agreement with Televisa, S.A. de C.V., Sync pursuant to a license agreement with Ziff-Davis Media, Inc., and Yo Soy Tigre, the official magazine of the Mexican Premiere League soccer team known as Tigres, pursuant to a license agreement with Sinergia Deportiva, S.A. de C.V.

     Increasing our international programming sales and strengthening our position in the growing U.S.- Hispanic market
     We license our programs to television broadcasters and pay-television providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2005, we licensed approximately 52,900 hours of programming in over 50 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
     The U.S.-Hispanic population, estimated to be 41.3 million, or approximately 14% of the U.S. population according to U.S. Census estimates published July 1, 2004, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic population will double to approximately 20% of the U.S. population by the year 2020. The Hispanic population accounted for estimated disposable income in 2006 of U.S.$822 billion, or 8.6% of the total U.S. disposable income, an increase of 64% since 2000. Hispanics are expected to account for U.S.$1.0 trillion of U.S. consumer spending, or 9.7% of the U.S. total disposable income, by 2010, outpacing the expected growth in total U.S. consumer expenditures.
     We intend to leverage our unique and exclusive content, media assets and long-term associations with other media conglomerates to benefit from the growing demand for entertainment among the U.S.-Hispanic population.
     We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. During 2004 and 2005, Televisa provided 36% and 39% of Univision Network’s non-repeat broadcast hours, including most of its 7:00 p.m. to 10:00 p.m. weekday prime time programming, 23% of TeleFutura Network’s non-repeat broadcast hours and substantially all of the programming broadcast on Galavision Network. In exchange for this programming, during 2003, 2004 and 2005, Univision paid Televisa U.S.$96.1 million, U.S.$105.0 million and U.S.$109.8 million, respectively, in royalties. In 2003, Univision became bound to pay an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments and credits, establishing a minimum annual royalty of U.S.$5.0 million in respect of TeleFutura for 2003, with the minimum annual royalty increasing by U.S.$2.5 million for each year up to U.S.$12.5 million. For a description of our arrangements with Univision, see “— Univision.”
     In April 2003, we entered into a joint venture, TuTV, with Univision to operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. TuTV currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. In 2005, channels distributed by TuTV reached approximately 1.28 million viewers through EchoStar, DIRECTV, Cox, Charter and other smaller systems. See “— Univision.”
     We own additional media and entertainment businesses in the United States that complement our television programming exports businesses.
     We publish and sell magazines that target Spanish-speaking readers in the United States. Editorial Televisa’s strategy regarding the U.S.-Hispanic market is to strengthen its portfolio and increase its market share. In November 2004, Editorial Televisa formed a strategic alliance with Hispanic Publishing Group, or HPG, under which Televisa acquired 51% of Hispanic Publishing Associates LLC, or HPA. In June 2005, Editorial Televisa acquired an additional 26.73% membership interest in HPA and, in February 2006, Editorial Televisa acquired from HPG the remaining 22.27% membership interest in the HPA. Through HPA, Editorial Televisa added its first two English-language magazines for Hispanics in the United States to its publications: Hispanic Magazine, which has a monthly circulation of approximately 280,000 copies, and Hispanic Trends, which has a circulation per edition of approximately 75,000 copies. Hispanic Trends published seven editions in 2005 and will publish seven editions in 2006. Hispanic Trends and Hispanic Magazine complement Televisa’s U.S. strategy by permitting access to new general market advertisers interested in the U.S.-Hispanic market. In 2005, we launched two new titles for the U.S.-Hispanic market, ESPN Deportes, the Spanish-language edition of ESPN The Magazine and Tu Dinero, for the U.S.-Hispanic market.

     Developing new businesses and expanding through acquisitions.
     We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions.
     In 2004, we began to leverage our content and brands in the wireless market by enabling cellular customers in Mexico to download images, text services, ring tones, and other interactive services related to our programming. In 2005, we made these services available in new territories, including the United States, Ecuador, Chile, and Bolivia.
     In May 2005, we obtained a permit from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico, referred to as the Gaming Permit. We plan to open ten bingo and sports books halls during 2006. We plan to open the remaining 55 bingo and sports books halls over the course of eight years. In April 2006, the first bingo and sports book hall was opened in the city of Puebla, Puebla, under the commercial name of “Play City.”
     In November 2005, Televisa and EMI, the world’s largest independent music company, entered into a 50/50 joint venture to create a new record company in Mexico, Televisa EMI Music, which will develop and market music by stars of Televisa’s popular telenovela programs. Televisa EMI Music will also produce television-advertised compilation albums, which will be manufactured and distributed by EMI’s infrastructure. In addition, in a move aimed at capitalizing on the growing U.S. Latin market, Televisa has become a partner in the existing EMI Music U.S. Latin operations, EMI Televisa Music, which is based in Miami.
     In November 2005, we launched Tarabu — the first legal, online digital music store in Latin America. Tarabu today offers more than 350,000 songs under leading global labels. We are currently promoting Tarabu through our internet portal, and we are using all of our business segments to drive Tarabu’s future sales growth.
     In November 2005, the government of Spain granted a concession for a free-to-air analogue television channel and two free-to-air digital television channels to a consortium that includes Televisa, Grupo Arbol (Globomedia) and The Mediapro group. As a result, Televisa holds a 40% participation interest in the concessionaire called Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta, and GAMP Audiovisual, S.A. holds the remaining 60%. With this venture we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets and programming. The new channel, which is commercially known as La Sexta, began airing on March 27, 2006.
     Additionally, as part of the framework agreement with our partners to (i) complete funding the La Sexta business plan, in its entirety, for the next three years, and (ii) to participate in the capital stock of Imagina Media Audiovisual, S.L. (“Imagina”), a holding company that holds all of the shares of the Mediapro group holding company and the Grupo Arbol group holding company, we received:
•	a call option under which we may subscribe, at a price of 80.0 million Euros, a percentage of the capital stock of Imagina that will be determined as a result of the application of a formula related to the enterprise value of Imagina at the time of exrecise of the option by Televisa,

•	an exclusivity period of up to 120 days to acquire up to 20% of the capital stock of Imagina,

•	a right to match an offer from a third party to subscribe or acquire stock of Imagina for a period of 137 days after the exclusivity period ends, and

•	a right of first refusal until June 30, 2011 to acquire a certain percentage of the capital stock of Imagina.
     Also, as part of the framework agreement and in exchange for the call option and rights granted in connection with the Imagina investment, we agreed to grant Inversiones Mediapro Arbol S.L., an indirect, wholly owned subsidiary of Imagina, a loan for up to 80.0 million Euros to be used exclusively for equity contributions by The Mediapro group and the Grupo Arbol group in La Sexta, provided, that in the event we exercise the call option, or a third party acquires a portion of the capital stock of Imagina, Imagina and its shareholders have undertaken that the amounts outstanding under the loan will be either credited towards the subscription price or repaid with the proceeds from the acquisition by the third party.
In March 2006, Corporativo Vasco de Quiroya, S.A. de C.V. acquired 100% of the shares of Cable TV Internacional, S.A. de C.V. for a purchase price of approximately U.S.$68.0 million. The transaction is subject to customary closing conditions.
Television
     Television Industry in Mexico
     General. There are nine television stations operating in Mexico City and approximately 455 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City re-transmit programming originating from the Mexico City stations. We own and operate four of the nine television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting.” We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 87 and 89 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 7 repeater stations, and Channel 22. There are also 18 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting.”
     We estimate that approximately 20.5 million Mexican households have television sets, representing approximately 86.0% of the total households in Mexico as of December 31, 2005. We believe that approximately 96.1% of all households in Mexico City and the surrounding area have television sets.
     Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE Mexico, a privately owned market research firm based in Mexico City. IBOPE Mexico is one of the 15 global branch offices of IBOPE. IBOPE Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 25 other Mexican cities with a population over 500,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE Mexico reports that its television surveys have a margin of error of plus or minus 5%.
     As used in this annual report, “audience share” for a period means the number of television sets tuned into a particular program as a percentage of the number of households watching over-the-air television during that period, without regard to the number of viewers. “Rating” for a period refers to the number of television sets tuned into a particular program as a percentage of the total number of all television households. “Average audience share” for a period refers to the average daily audience share during that period, and “average rating” for a period refers to the average daily rating during that period, with each rating point representing one percent of all television households. “Prime time” is 4:00 p.m. to 11:00 p.m., seven days a week, “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday, and “sign-on to sign-off” is 6:00 a.m. to midnight, seven days a week. The average ratings and average audience share for our television networks and local affiliates and programs relate to conventional over-the-air television stations only; cable services, multi-channel, multi-point distribution system and DTH satellite services, videocassettes and video games are excluded.
     Programming
     Programming We Produce. We produce the most Spanish-language television programming in the world. In 2003, 2004 and 2005, we produced approximately 53,000 hours, 54,800 hours and 57,500 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.
     We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.
     Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions.” In 2003, we had extensive coverage of the Mexican mid-term elections. In 2004, we broadcast the Olympic Games, the Copa América and the Euro Cup. In 2005, we broadcast certain matches of the CONCACAF Gold Cup, the FIFA Confederations Cup and the FIFA under 17 World Championship.
     Our programming is produced primarily at our 26 studios in Mexico City. We also operate 15 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 37 studios and 26 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates.”
     In 2001, we entered into a joint venture with Endemol, B.V., or Endemol, a leading international developer and producer of programming and other content for television and online platforms, to jointly develop, produce, acquire and license Spanish-language programming and the related formats for the production of such programming, including Endemol programming and formats, in Mexico and select countries in Central America. Endemol has agreed to license, on a first option basis, the rights to use its production formats, including the format for “Big Brother,” which was the first reality show produced and broadcast in Mexico, to the joint venture. As of December 31, 2005, we have commitments to acquire from Endemol programming formats through this venture for approximately U.S.$11.1 million through 2006 with an option to extend the date for completion of the commitment until December 31, 2007.
     Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside of Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 36%, 32% and 33% of the programming broadcast on our four television networks in 2003, 2004 and 2005, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.
     Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.
     Television Broadcasting
     We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2005.

	Wholly Owned	Wholly	Majority	Minority
	Mexico City	Owned	Owned	Owned	Independent	Total
	Anchor Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	124	2	—	1	128
Channel 4	1	—	—	—	—	1
Channel 5	1	61	—	—	4	66
Channel 9	1	14	—	—	14	29
Subtotal	4	199	2	—	19	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	218	2	1	33	258

     The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2003, 2004 and 2005, our networks aired 175, 176 and 162, respectively, of the 200 most watched television programs throughout Mexico and produced 15, 13 and 17, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.

     The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2003 through December 2005, shown on a bi-monthly basis.
Average Audience Share(1)
January 2003 — December 2005
Average Ratings(1)
January 2003 - December 2005

(1) Source: IBOPE Mexico national surveys.

     Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas,” or “The Channel of the Stars,” together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout Mexico. The affiliate stations generally re-transmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 20.3 million households, representing 99% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2003, 2004 and 2005.
     The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2003(1)	2004(1)	2005(1)
Prime time hours	32.5%	31.0%	31.8%
Weekday prime time hours	36.5%	32.9%	36.2%
Sign-on to sign-off hours	30.9%	29.9%	30.3%

(1)	Source: IBOPE Mexico national surveys.
     The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include soap operas (telenovelas), news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 120 to 200 half-hour episodes. Substantially all of Channel 2’s programming is aired on a first-run basis and virtually all of it, other than Spanish-language movies, is produced by us.
     Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 18.8 million households, representing approximately 92% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.
     The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2003(1)	2004(1)	2005(1)
Prime time hours	18.3%	19.6%	17.4%
Weekday prime time hours	18.1%	19.8%	15.9%
Sign-on to sign-off hours	20.3%	21.6%	20.1%

(1)	Source: IBOPE Mexico national surveys.
     We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2005, we aired 41 of the 50 top-rated movies.
     Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 4.7 million households, representing approximately 23.1% of television households in Mexico in 2005. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we targeted the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

     The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2003(1)	2004(1)	2005(1)
Prime time hours	8.0%	6.6%	6.0%
Weekday prime time hours	8.1%	7.0%	6.3%
Sign-on to sign-off hours	10.1%	8.7%	7.6%

(1)	Source: IBOPE Mexico national surveys.
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
     Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 14.8 million households, representing approximately 72.1% of households with television sets in Mexico. Channel 9 broadcasts in all of the 25 cities other than Mexico City that are covered by national surveys.
     The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2003(1)	2004(1)	2005(1)
Prime time hours	11.2%	11.7%	13.4%
Weekday prime time hours	9.2%	9.9%	10.6%
Sign-on to sign-off hours	10.5%	11.0%	12.2%

(1)	Source: IBOPE Mexico national surveys.
     The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.
     Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network.” The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2003, 2004 and 2005, the local television stations owned by us produced 39,800 hours, 39,800 hours and 38,900 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
     Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the FCC to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market. XETV is operated on our behalf by U.S. broadcaster Entravision Communications Corporation, or Entravision, pursuant to a joint marketing and programming agreement we have with Entravision, the initial term of which expired in December 2004 and was extended to June 2006. We are in the process of negotiating an extension to July 2006. XETV’s FCC cross-border permit was renewed in 2003 for a five-year term expiring in June 2008. Fox’s cross-border FCC permit expires in 2006, and the Fox affiliation agreement for XETV expires in 2008. In March 2002, we converted two of the additional border stations that we own and operate from English-language Fox Television network affiliates to stations broadcasting entirely in Spanish.

     Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in different pricing alternatives to our customers: (i) our traditional fixed price per second plan, (ii) a CPM price plan and (iii) a cost per rating point plan. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Advertising Rates and Sales.”
     We currently sell only a portion of our available television advertising time. We use our remaining available television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. to midnight for public service announcements and 30 minutes per day for public programming, in each case distributed in an equitable and proportionate manner, and to promote our products, including television, DTH satellite services, radio and cable programming, magazines, sports and special events. We sold approximately 70%, 66% and 66% of total available national advertising time on our networks during prime time broadcasts in 2003, 2004 and 2005, respectively, and approximately 57%, 55% and 56% of total available national advertising time during all time periods in 2003, 2004 and 2005, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting,” “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Pay Television Networks, ” “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Publishing,” “ Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable Television” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Radio.”
     Pay Television Networks. We produce or license a suite of Spanish- and English-language television channels for pay-television systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.
     In 2003, 2004 and 2005, we produced approximately 4,100 hours, 6,400 hours and 7,900 hours, respectively, of programming and videos, for broadcast on our pay-television channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica and Canal de las Estrellas Europa.
     TuTV, which operates and distributes a suite of Spanish-language television channels in the United States, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See “— Univision.” In May 2003, TuTV entered into a five-year distribution agreement with EchoStar Communications Corporation to distribute three of TuTV’s five channels. See “— Univision.”
     Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-television providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 60,000 hours, 54,500 hours and 52,900 hours of programming in 2003, 2004 and 2005, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports.” As of December 31, 2005, we had approximately 191,200 half-hours of television programming in our library available for licensing.
     Expansion of Programming Reach. Our programs can be seen in the United States, Canada, Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through cable and DTH satellite services.
Publishing
     We believe that we are the largest publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

     Editorial. With a total circulation of approximately 145 million copies in 2005, we publish 68 titles that are distributed in 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Publishing Distribution.” Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, and a weekly television guide, Tele Guía. We also publish the following popular magazines: Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades and TV y Novelas USA and Caras.
     We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine and EGM Electronic Gaming Monthly, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Dennis Publishing, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante, Padres e Hijos and Mia pursuant to a license agreement with GyJ España Ediciones, S.L.C. en C.; Golf Digest, pursuant to a License Agreement with The New York Times Company Magazine Group, Inc.; Ocean Drive, pursuant to a license agreement with Sobe News, Inc.; Disney Princesas, Disney Winnie Pooh and W.I.T.C.H., pursuant to a license agreement with Disney Consumer Products Latin America, Inc.; and Travel + Leisure, pursuant to a license agreement with American Express Publishing Corporation. We also publish a Spanish-language edition of National Geographic and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society.
     During 2005, we launched ten new titles of which: three are fully-owned (namely, Celebrity, a fashion magazine, Poder, a fortnightly business magazine, and Universo Big Bang, a weekly children’s magazine); two are custom publishing for third parties (namely, Prestige and Blau, two automotive magazines for Daimler Chrysler de México, S.A. de C.V. and Volkswagen de México, S.A. de C.V., respectively, produced through our joint venture with Motorpress Iberica, S.A.); and five are licensed from world-renowned publishing houses (namely, the Spanish version of ESPN magazine pursuant to a license agreement with ESPN Magazine, LLC, Tu Dinero, a personal finance magazine, pursuant to a license agreement with Julie Stav, Inc., Rebelde, a teen magazine based on the popular music group, pursuant to a license agreement with Televisa, S.A. de C.V., Sync pursuant to a license agreement with Ziff-Davis Media, Inc., and Yo Soy Tigre, the official magazine of the Mexican Premiere League soccer team known as Tigres, pursuant to a license agreement with Sinergia Deportiva, S.A. de C.V. In addition, we entered into a license agreement with Marvel Enterprises, Inc. for the publication of comic books with Marvel characters in the Spanish language. In 2005, we stopped publishing two of our owned titles, specifically, Yo and Pink.
     In December 2005, our publishing division acquired 100% of the publishing assets of Editora Cinco, the leading publisher in the arts and crafts segment in Colombia with strong brands in the feminine and general interests segments. Through this acquisition, Editorial Televisa has strengthened its portfolio of products and its relationship with its strategic partners Hearst, by becoming the licensee of the Spanish-language edition of Seventeen in Mexico and other Spanish-speaking Latin American countries, and GyJ España Ediciones, S.L.S. en C., by becoming the licensee of the Spanish-language edition of Muy Interesante in Colombia.
     Publishing Distribution. We estimate that we distribute approximately 62%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., the largest publishing distribution network in Latin America. We believe that our distribution network reaches over 300 million Spanish-speaking people in 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2004 and 2005, approximately 65% and 68%, respectively, of the publications distributed by this segment were published by our Publishing segment. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as videos, calling cards and other consumer products.

Cable Television
     The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Cable Television Services.” According to Mexico’s cable television trade organization, Cámara Nacional de la Industria de Televisión por Cable, or CANITEC, there were approximately 571 cable concessions in Mexico as of December 31, 2005, serving approximately 3.2 million subscribers.
     Mexico City Cable System. We own a 51% interest in Cablevisión, one of the largest cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2004 and 2005, Cablevisión had over 355,000 and 422,100 basic subscribers, respectively, as compared to approximately 364,400 as of December 31, 2003. As of December 31, 2003, 2004 and 2005, approximately 60,300, 123,000 and 283,200 subscribers, respectively, were digital subscribers.
     Through April 2002, we operated Cablevisión through a joint venture with América Móvil, Latin America’s largest cellular communications provider and an affiliate of Telmex. América Móvil sold its 49% equity interest in Cablevisión in April 2002 in connection with an offering on the Mexican Stock Exchange. CPOs, each representing two series A shares and one series B share of Cablevisión, began trading on the Mexican Stock Exchange under the ticker symbol “CABLE” in April 2002.
     Cable Television Services. Cablevisión’s basic service package offers up to 67 channels, including Mexico City’s over-the-air television channels, which as of May 19, 2005 were reduced from nine to eight due to the interruption of transmissions by Channel 40. Other channels in the basic service package include E! Entertainment, the Latin American MTV channel, ESPN International, Nickelodeon, the Latin American Discovery Channel, the Sony Channel, the Warner Channel, sports-related channels, international film channels and 20 audio channels. Cablevisión also currently offers five premium digital service packages ranging in price from Ps.340.00 to Ps.615.00, in each case, including the Ps.260.00 basic service fee. Cablevisión’s five premium digital service packages offer up to 216 channels, including 50 audio channels, which provide access to a variety of additional channels, including CNN International, HBO, Cinemax, Cinecanal and Movie City, and 28 pay-per-view channels.
     Pay-Per-View Channels. Cablevisión currently offers 28 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.
     Cable Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.260.00 to Ps.615.00. See “— Cable Television Services.” The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.
     For years 2002 and 2003, revenues from telecommunications and pay television services, including such services provided by Cablevisión, were subject to a 10% excise tax. For those years, Cablevisión filed amparo proceedings challenging the constitutionality of this excise tax. The 2002 and 2003 amparo proceedings were denied with respect to Cablevisión.
     The 10% excise tax imposed on services rendered in connection with restricted television, which directly affected the services provided by Cablevisión in 2002 and 2003, was eliminated as of January 1, 2004. From this date and going forward Cablevisión recognizes this positive effect as part of its revenues.
     Cable Television Initiatives. In an effort to expand its subscriber base and increase its average monthly revenues per subscriber and substantially reduce piracy, in 2004, Cablevisión began switching its current analog subscriber base to digital service. Cablevisión continues to offer on a limited basis high-speed Internet access services through cable modems. In addition, subject to the expansion and upgrade of its existing network, the receipt of the requisite governmental approvals and, in the case of IP telephony, the availability of certain technology, Cablevisión plans to offer the following multimedia communications services to its subscribers:
•	enhanced programming services, including VOD services and video games; and

•	IP telephony services.
     In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 10,700 kilometers with over 1.4 million homes passed. In 2005, Cablevisión expanded its network by over 180 kilometers. As of December 31, 2005, 100% of Cablevisión’s network runs at least at 450 MHz, approximately 79% of Cablevisión’s network runs at least at 750 MHz, approximately 58% runs at least at 870 MHz, and approximately 71% of Cablevisión’s network has bi-directional capability.
     In 2005, Cablevisión agreed to purchase from Televisa certain rights to the Soccer World Cup. Cablevisión obtained the right to air 30 games of the World Cup on a non-exclusive basis for standard definition, and on an exclusive basis for high definition television. The cost of the standard definition broadcast rights was US$7.0 million and the cost of the high definition broadcast rights was 22,500 Euros, however Cablevisión will recuperate approximately U.S.$6.1 million from the sublicense of these rights to other cable operators systems in Mexico.
Radio
     Radio Stations. Our radio business, Sistema Radiópolis, or Radiópolis, is operated under a joint venture with Grupo Prisa, S.A., a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors. Except in the case of matters that require unanimous board and/or shareholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or shareholder approval. We also have the right to appoint Radiópolis’ Chief Financial Officer. The election of Radiópolis Chief Executive Officer requires a unanimity from the joint venture’s board of directors.
     Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one FM radio station in Mexicali and repeater radio stations in each of Monterrey, San Luis Potosí and Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM and most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 41 affiliate stations (22 AM and 19 FM) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 78 stations. After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations will reach 38 cities in Mexico. Our programs aired through our radio stations network reach approximately 70% percent of Mexico’s population. We plan to continue exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.
     According to Investigadores Internacionales Asociados, S.C., or INRA, in 2003, 2004 and 2005, XEW-AM ranked, on average, tenth, twelve and ninth, respectively, among the 34 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, tenth, eleventh and tenth, respectively, among the 29 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and second, respectively, among 26 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. Arbitron, a U.S.-based company, also carries out surveys in Mexico City and Guadalajara. We believe that no other independent surveys of this nature are routinely conducted in Mexico.

     Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news. We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), Estadio W (Sports), Ke Buena (Mexican music), 40 Principales (Pop music) and Besame Radio (Spanish ballads). W Radio, KE Buena and 40 Principales formats are also broadcast though the Internet. In addition to alliances with other local radio stations, such as Radiorama, Radiópolis’ geographical coverage has increased through W Radio AM offering their respective broadcasts nationwide on pay-TV through an exclusive channel offered on Sky Mexico, our Mexican DTH platform.
     In 2003, Radiópolis launched several new programs, including a three-edition newscast “Hoy x Hoy,” featuring three leading Mexican journalists; one of Mexico’s most popular sports radio programs on one of its most popular stations, “Pasión W/Estadio W,” which has exclusive radio-broadcast rights to certain soccer games; and “Poder y Dinero,” which covers politics and economic issues. Most of these new programs were rated among the top five in their genre and helped Radiópolis to increase its audience share.
     The successful radio broadcasting of the 2004 Olympic games placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico. In addition to alliances with other local radio stations, such as with Radiorama, we also increased Radiópolis’ geographical coverage through the exclusive nationwide broadcast of XEW-AM’s programming over one of Sky’s channels, our Mexican DTH platform.
     In 2004, Radiópolis organized four significant musical events with leading artists in each musical format, gathering a record attendance of approximately 50,000 people at each event. Radiópolis organized a live performance in November 2005 at the Estadio Azteca in Mexico City that had a record attendance of approximately 90,000 people. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
     Radio Advertising. We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See “— Television — Television Broadcasting — Advertising Sales Plan.” In addition, we use some of our available radio advertising time to satisfy our legal obligation to provide up to 30 minutes per day of our broadcast time, and an additional 35 minutes per day of our broadcast time between 6:00 a.m. to midnight to the Mexican government for public service announcements and programming, in each case distributed in an equitable and proportionate manner.
Other Businesses
     Esmas.com. In May 2000, we launched Esmas.com, a Spanish-language horizontal Internet portal integrating several sites. The portal leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, recruitment services and news bulletins. With a wide range of content channels, online and mobile services, and with more than 135 million page views, and approximately 6.0 million monthly unique users in 2005, we believe that Esmas.com has positioned itself as one of the leading Internet portals in Mexico. We are currently targeting users in Mexico and intend to explore targeting users in the rest of the world. Currently, we control 100% of the venture.
     In connection with the series of agreements we entered into with Univision in December 2001, as described under “— Univision,” we amended our program license agreement such that, for a five-year period, ending in December 2006, we agreed to limit our rights to transmit in the United States over the Internet. For a description of current litigation we filed against Univision, and our rights after the five-year period ending in December 2006 regarding the broadcast of programming over the Internet, see “Key Information — Risk Factors — Risk Factors Related to Our Business — Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision.”
     In April 2004, Esmas.com began to offer premium content short messages services, or PSMS, to mobile phones, in order to take advantage of the growing appetite of the Mexican consumer for wireless information. Esmas.com has entered into service agreements to provide PSMS content to the three largest mobile carriers of Mexico. During 2005, Esmas.com sent approximately 250 million messages to approximately 7.7 million mobile phone users. The offered service consists of text information of sports, news, events, sweepstakes, contests, downloading of photos and ring-tones. We believe that due to the Mexican public’s affinity for the high quality and wide range of Televisa’s programming content, Esmas.com has become the leading premium PSMS content provider in Mexico and in Latin America.
     Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming,” “— Cable Television — Cable Television Services,” “Cable Television — Pay-Per-View Channels,” “— Radio — Radio Stations,” and “— DTH Joint Ventures — Mexico.”
     Soccer. We own three of Mexico’s soccer teams. These teams currently play in the Premiere League and are among the most popular and successful teams in Mexico. In 2005, América, one of our teams, won the Premiere League championship played during the first season of 2005. Each team plays two 17 game regular seasons per year. The best teams of each regular season engage in post-season championship play. In 2003, 2004 and 2005, we broadcast 112, 87 and 95 hours, respectively, of our teams’ home games.
     We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. In addition, América, Atlante and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of the teams (América and Necaxa), as well as those of eight other Premiere League soccer teams.
     Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and nightclub shows of popular Mexican and international artists.
     Live Entertainment. In 2005 we sold to Clear Channel Entertainment our participation in the Vívelo joint venture, which produced and promoted tours of Spanish-speaking artists, as well as other live entertainment events, targeting Spanish-speaking audiences in the United States. We may consider re-entering the live entertainment business in the United States, although no assurances can be given in this regard.
     Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced three, two and two feature films in 2003, 2004 and 2005, respectively. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros. and Plural Entertainment. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurances can be given in this regard.
     We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2003, 2004 and 2005, we released five, one and two, respectively, of our feature films through movie theaters, including La Última Noche and Puños Rosas. We also distribute our feature films outside of Mexico.
     We have a first option to purchase rights in Mexico to distribute feature films of Corporación Interamericana de Entretenimiento (“CIE”) in movie theatres and broadcast these films on our cable and television networks. We purchased the distribution rights in Mexico for 9 of CIE’s feature films in 2003. We have not purchased any feature films from CIE in 2004 or 2005.
     We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros. which we recently extended through 2007, we are the exclusive distributor in Mexico of feature films produced by Warner Bros. In 2003, 2004 and 2005, we distributed 53, 47 and 52 feature films, respectively, including, in 2005, several U.S. box office hits, such as Harry Potter and the Goblet of Fire, Batman Begins and Constantine. We also distribute independently produced non-Mexican and Mexican films in Mexico, such as 7 Dias and Million Dollar Baby.
     At December 31, 2005, we owned or had rights to approximately 617 Spanish-language films and 144 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services. We also licensed the rights to two films produced by third parties.

     Nationwide Paging. We exited the nationwide paging business. On November 18, 2004, we sold our 51% interest in “Skytel,” which is a nationwide paging service in Mexico and the transaction was authorized by the SCT on March 4, 2005.
     Gaming Business. In May 2005, we obtained the Gaming Permit. We plan to open ten bingo and sports books halls during 2006. We plan to open the remaining 55 bingo and sports books halls over the course of eight years. On April, 2006, the first bingo and sports book hall was opened in the city of Puebla, Puebla, under the commercial name of “PlayCity.”
Investments
     OCEN. In October 2002, we acquired a 40% stake in OCEN, a subsidiary of CIE. OCEN owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets, food, beverages and souvenirs, and the organization of special and corporate events. As part of the agreement, OCEN has access to our media assets to promote its events throughout Mexico, and we have the right of first refusal to broadcast on our over-the-air channels and pay-TV ventures movies and events produced and distributed by CIE. During 2005, OCEN acquired 51% of the Company named As Deporte, which produces marathons and athletic competitions, among other sporting events, for U.S.$1.6 million and sold 60% of the Company named Audiencias Cautivas, producer in Mexico of corporate events, for U.S.$2 million.
     Mutual Fund Venture. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish “Más Fondos,” the first mutual fund distribution company in Mexico. Más Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors. Currently, Más Fondos distributes 83 funds managed by eight entities. The company operates under a license granted by the Comisión Nacional Bancaria y de Valores, or CNBV. On June 1, 2004, Corporativo Vasco de Quiroga, S.A. de C.V., one of our subsidiaries and the controlling shareholder of Más Fondos, sold a 5% interest of Más Fondos to Grupo de Servicios Profesionales, S.A. de C.V., or Servicios Profesionales, a company controlled by Emilio Azcárraga Jean. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. As a result of this sale we have a 46% interest in Más Fondos. We received authorization for this transaction from the CNBV on June 28, 2004. For a description of the transaction, see “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Transactions and Arrangements With Our Directors and Officers.”
     Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Vuela, pursuant to which we made a capital contribution in the amount of U.S.$25.0 million. We are not obligated to make any further capital contributions to Vuela. Concesionaria Vuela Compañía de Aviación, S.A. de C.V. has obtained a concession to own, manage and operate a low-cost carrier airline in Mexico, which is called Volaris. Volaris began operations in March 2006. Our partners in this venture are Sinca Inbursa, S.A. de C.V., The Discovery Americas I, L.P., a private equity fund managed by Protego Asesores Financieros and Discovery Capital Corporation, and Grupo TACA, one of the leading airline operators in Latin America. We provide the in-flight entertainment for Volaris.
     La Sexta. In November 2005, the government of Spain granted a concession for a free-to-air analogue television channel and two free-to-air digital television channels to a consortium that includes Televisa, Grupo Arbol (Globomedia) and The Mediapro group. As a result, Televisa holds a 40% participation interest in the concessionaire, Gestora de Inversiones Audiovisuales La Sexta, S.A., and GAMP Audiovisual, S.A. holds the remaining 60%. With this venture we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets and programming. The new channel, La Sexta, began airing on March 27, 2006.
     Additionally, as part of the framework agreement with our partners to (i) complete funding the La Sexta business plan, in its entirety, for the next three years, and (ii) to participate in the capital stock of Imagina Media Audiovisual, S.L. (“Imagina”), a holding company that holds all of the shares of the Mediapro group holding company and the Grupo Arbol group holding company, we received:

•	a call option under which we may subscribe, at a price of 80 million Euros, a percentage of the capital stock of Imagina that will be determined as a result of the application of a formula related to the enterprise value of Afinia at the time of exercise of the option by Televisa,

•	an exclusivity period of up to 120 days to acquire up to 20% of the capital stock of Imagina,

•	a right to match an offer from a third party to subscribe or acquire stock of Imagina for a period of 137 days after the exclusivity period ends, and

•	a right of first refusal until June 30, 2011 to acquire a certain percentage of the capital stock of Imagina.
     Also, as part of the framework agreement and in exchange for the call option and rights granted in connection with the Imagina investment, we agreed to grant Inversiones Mediapro Arbol S.L., an indirect, wholly owned subsidiary of Imagina, a loan for up to 80.0 million Euros to be used exclusively for equity contributions by The Mediapro group and the Grupo Arbol group in La Sexta, provided, that in the event we exercise the call option, or a third party acquires a portion of the capital stock of Imagina, Imagina and its shareholders have undertaken that the amounts outstanding under the loan will be either credited towards the subscription price or repaid with the proceeds from the acquisition by the third party.
     WALMEX. In January 2006, we entered into an agreement with Wal-Mart de México, or WALMEX, pursuant to which we will install and operate WALMEX’s new in-store television advertising system. Under the agreement, we will install during 2006 an average of 15 to 20 liquid-crystal display screens in each of WALMEX’s Bodega Aurrerá and Supercenter stores. We will produce a private television network for WALMEX and will sell advertising to promote the products of WALMEX suppliers at the point-of-purchase. We view this venture as an opportunity to better serve our advertising clients by complementing their mass-media advertising campaigns with this new alternative.
     We have investments in several other businesses. See Note 5 to our year-end financial statements.
DTH Joint Ventures
     Background. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.
     In October 1997, we and our partners formed MCOP, a U.S. partnership in which we, News Corp., and Globopar each indirectly held a 30% interest and in which Liberty Media indirectly held a 10% interest, to make investments in, and to supply programming and other services to, the Sky platforms in Latin America outside of Mexico and Brazil. DIRECTV purchased all of our equity interests in MCOP in November 2005. In addition, until October 2004, each of Televisa, News Corp., Globopar and Liberty Media indirectly held an interest (in the same proportion as their interests in MCOP were then held) in Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services, and TechCo, a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. DIRECTV purchased all of our equity interests in TechCo in October 2005.
     Digital Ku-band DTH satellite services commenced operations for the first time in Mexico and Brazil in the fourth quarter of 1996, in Colombia in the fourth quarter of 1997, in Chile in the fourth quarter of 1998 and in Argentina in the fourth quarter of 2000. We indirectly own interests in DTH satellite joint ventures in Mexico only. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. No assurances can be given that the DTH joint ventures we currently run or that we may own in the future will be successful. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income.” For a description of capital contributions and loans we have made to date to those ventures, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity” and “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Innova — Capital Contributions and Loans.”
     We have also been developing channels exclusively for pay-television broadcast. Through our relationship with News Corp. and DIRECTV, we expect that our DTH satellite service will continue to negotiate favorable terms for programming rights with both third parties in Mexico and with international suppliers from the United States, Europe and Latin America and elsewhere.
     In December 2003, News Corp. acquired a 34% equity interest in DIRECTV, and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corp. Innova’s Social Part Holders Agreement provides that neither we nor News Corp. may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico and other countries in Central America and the Caribbean (subject to limited exceptions).
     In October 2004, DIRECTV Mexico announced that it was shutting down its operations and we, Innova, News Corp., DIRECTV, Liberty Media and Globopar entered into a series of agreements relating to our DTH joint ventures. With respect to the DTH joint venture in Mexico:
•	Innova and DIRECTV Mexico entered into a purchase and sale agreement, pursuant to which Innova agreed to purchase DIRECTV Mexico’s subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps.621.1 million;

•	Innova and DIRECTV Mexico entered into a letter agreement which provided for cash payments to be made by Innova or DIRECTV Mexico based on the number of subscribers successfully migrating to Innova, the applicable sign-up fees for migrating subscribers, or certain migrated subscribers churning shortly after migration, among other specified payments under the agreement;

•	Innova, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted options to acquire up to a 15% equity interest in each of Innova and Innova Holdings, dependent upon the number of subscribers successfully migrating to Innova; in exchange for the two promissory notes referred above that were delivered to DIRECTV Mexico;

•	DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DTVLA) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above, and (ii) the right to acquire News Corp.’s 30% interest in Innova and Innova Holdings;

•	DIRECTV and Liberty Media International, Inc., or Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media’s 10% interest in Innova and Innova Holdings for U.S.$88 million in cash. DIRECTV agreed that we may purchase two-thirds (2/3) of any equity interest in Innova and Innova Holdings sold by Liberty Media;

•	pursuant to the DTH agreement we entered into with News Corp., Innova, DIRECTV and DTVLA, with respect to certain DTH platforms owned or operated by News Corp. or DIRECTV or their affiliates and subject to certain restrictions, we have the right to require carriage of five of our channels on any such platform serving Latin America (including Puerto Rico but excluding Mexico, Brazil and countries in Central America), two of our channels on any such platform serving the United States or Canada, and one of our channels on any such platform serving areas other than the United States and Latin America;

•	we, News Corp., Innova, DIRECTV and DTVLA entered into a DTH agreement that, among other things, governs the rights of the parties with respect to DTVLA’s announced shutdown of its Mexican DTH business, planned shutdown of its existing DTH business in certain countries in Central America, the carriage of certain of our programming channels by Innova and other DTH platforms of DIRECTV, DTVLA, News Corp. and their respective affiliates, and the waiver and potential release of certain claims between certain of the parties; and

•	we and Innova entered into a channel licensing agreement pursuant to which Innova will pay us a royalty fee to carry our over-the-air channels on its DTH service.
     In connection with the October 2004 reorganization, with respect to the DTH joint ventures elsewhere in Latin America:
•	we entered into a purchase and sale agreement with DIRECTV, pursuant to which, among other things, (i) DIRECTV acquired all of our direct equity interests in ServiceCo, (ii) DIRECTV agreed to purchase all of our indirect equity interests in MCOP, and (iii) DIRECTV has agreed to indemnify us for any and all losses arising out of our status as a partner in MCOP;

•	DIRECTV also agreed to purchase each of News Corp.’s, Liberty Media’s and Globopar’s equity interests in TechCo (a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Luice, Florida), ServiceCo and MCOP; and

•	PanAmSat Corporation, or PanAmSat, unconditionally released us from any and all obligations related to the MCOP transponder lease.
     In February 2006, DIRECTV notified us that the DTH business operations of DIRECTV Mexico have ceased and the following transactions were completed:
•	DIRECTV Holdings exercised its right to acquire News Corp.’s 30% interest in Innova and DTVLA exercised the right to purchase the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 12% of the outstanding equity of each of such entities pursuant to the previously disclosed option agreement;

•	DTVLA exercised an option to purchase 12% of Innova and Innova Holdings which was based on the number of subscribers successfully migrating to Innova, by delivering to Innova and Innova Holdings the two promissory notes issued in connection with Innova’s purchase of DIRECTV Mexico’s subscriber list for cancellation in October 2004;

•	DIRECTV Mexico made cash payments to Innova totaling approximately $2.7 million pursuant to a letter agreement entered into by both parties in October 2004 in connection with the purchase of the DIRECTV Mexico’s subscriber list. The payments were made due to certain ineligible subscribers, applicable sign-up costs, and other costs under the side letter;

•	DIRECTV Holdings purchased all of Liberty Media’s 10% interest in Innova. As described below, we exercised the right to acquire two-thirds of this 10% equity interest acquired from Liberty Media; and

•	we entered into an amended and restated guaranty with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation guaranteed by us was to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova. As a result of our acquisition of two-thirds of the equity interests that DIRECTV acquired from Liberty Media; the guarantee has been readjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova.
     On April 27, 2006 we acquired two-thirds of the equity interests that DIRECTV acquired from Liberty Media, therefore we and DIRECTV own 58.7% and 41.3%, respectively, of Innova’s equity.
     DIRECTV also purchased all of our equity interests in TechCo in October 2005 and in MCOP in November 2005. As a result of these transactions, both TechCo and MCOP are wholly owned by DIRECTV.

     Mexico. We operate “Sky,” our DTH satellite joint venture in Mexico, through Innova. We indirectly own 58.7% of this joint venture. As of December 31, 2003, 2004 and 2005, Innova’s DTH satellite pay-television service had approximately 856,600, 1,002,500 and 1,250,600 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with more than 3,300 points of sale. In addition to the above, Innova also experienced growth during 2005 due to new subscribers migrating from DIRECTV Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-television industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
     During 2004, Sky continued to enhance its programming content by adding special events on a pay-TV exclusive basis, including the reality show Big Brother 3-R and several professional sporting events, including certain matches of the Mexican Closing Soccer Tournament and the Opening Soccer Tournament, the pay-TV exclusive broadcast of certain soccer matches of the “Copa Libertadores” soccer tournament, the U.S. Open tennis tournament, boxing matches, certain matches of the Mexican baseball league, the LPGA, U.S. PGA and U.S. Senior PGA golf tournaments and the NFL Sunday Ticket, previously an exclusive content of DIRECTV Mexico. Additionally, in May 2005, Sky launched 12 easy-to-find Mosaic-channels (for example, “TV Nacional,” “Niños,” “Deportes,” “Música”) to improve its service and give its customers an easier and faster way to navigate through Sky’s programming by genre.
     During 2005, Sky also added several new channels to its line-up, including: Discovery Home and Health Channel, and FX channel (a men’s lifestyle oriented channel). In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers, including HBO, MaxPrime, Cinemax, Movie City, Cinecanal, The Discovery Channel, E! Entertainment, The Disney Channel, National Geographic, Canal Fox, Fox Sports, Fox News, MTV, VH1, Nickelodeon, TNT, CNN, The Cartoon Network, ESPN, Playboy and The Bloomberg Channel. Sky also has arrangements with the following studios to show films on an as-needed basis: DreamWorks, 20th Century Fox, Universal Studios International, Buenavista International, MGM, Paramount Pictures, Warner Bros., and Independent Studios.
     In 2005, Sky agreed to purchase from Televisa certain rights to the 2006 Soccer World Cup. Sky has the rights to air all 64 games of the World Cup, out of which 34 will be exclusively available to Sky subscribers. The cost of these rights plus production costs is expected to be U.S.$19.0 million.
     Sky currently offers 218 digital channels through five programming packages: Basic (70 video channels, 50 audio channels and 30 pay-per-view); Fun (106 video channels, 50 audio channels and 36 pay-per-view); Movie City (114 video channels, 50 audio channels and 36 pay-per-view); HBO/Max (118 video channels, 50 audio channels and 36 pay-per-view); and Universe (132 video channels, 50 audio channels and 36 pay-per-view) for a monthly fee of Ps.228.00, Ps.288.00, Ps.410.00, Ps.468.00, and Ps.608.00, respectively. The subscriber receives a “prompt payment” discount if the monthly subscription payment is made within 12 days after the billing date.
     Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.251.00, Movie City Ps.371.00, HBO/Max Ps.421.00 and Universe Ps.561.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee of Ps.1,199.00, which is reduced to Ps.899.00 if the subscriber pays the monthly programming fees via an automatic charge to a debit card or Ps.199.00 if payment is charged directly to a credit card.
     Sky devotes 24 pay-per-view channels to family entertainment and movies and seven channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.
     In order to more effectively compete against cable operators in the Mexican Pay-TV market, in September 2005, Sky launched the “Multiple Box” concept, which allows its current and new subscribers to have up to 4 cable boxes in their homes with independent programming on each TV. The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each cable box.
     In November 2003, Sky successfully implemented a new subscriber management system to support the growth of its subscriber base by managing client billing services. Currently this system is in service and fully operational.
     Colombia. Prior to November 2005, through our interest in MCOP, we owned a 25.8% interest in a Colombian DTH platform which commenced operations in December 1997. Our partners in this venture were Casa Editorial El Tiempo, S.A., Radio Cadena Nacional, S.A., RTI Comunicaciones de Colombia Ltda. and Pastrana Arango, who owned 2.80%, 2.72%, 2.76% and 1.32%, respectively. Since the sale of our interest in MCOP to DIRECTV in November 2005, we are no longer obligated to make any capital contributions or incur any obligations in respect of this venture and we have no further ownership interest in the Colombian DTH platform.
     Chile. Prior to November 2005, through our interest in MCOP, we owned a 30% interest in Sky Chile, the Chilean DTH platform which commenced operations in October 1998. Since the sale of our interest in MCOP to DIRECTV in November 2005, we are no longer obligated to make any capital contributions or incur any obligations in respect of this venture and we have no further ownership interest in the Chilean DTH platform.
     Programming. We and News Corp. are major sources of programming content for our DTH joint ventures and have granted our DTH joint ventures in Latin America and Mexico exclusive DTH satellite service broadcast rights to all of our and News Corp.’s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements in the territories of our DTH joint ventures in Latin America and Mexico. In addition to sports, news and general entertainment programming, we provide our DTH joint ventures in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels, which are among the most popular television channels in Mexico. Our DTH satellite service in Mexico is the only pay-television service that offers all the over-the-air broadcast signals from Mexico City as well as our channels from Guadalajara, Monterrey, Puebla and Veracruz. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay-television channels in Mexico. Through its relationships with us and News Corp., we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America.
Univision
     In December 1992, A. Jerrold Perenchio, a Los Angeles private investor, Corporación Venezolana de Televisión, C.A., or Venevisión, and one of our subsidiaries acquired the businesses of Univision from Hallmark Cards, Inc. We currently own 39,289,534 shares and warrants representing an approximate 11.4% equity interest in Univision, on a fully diluted basis. Information regarding Univision’s business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.
     We currently have a number of programming and financial arrangements with Univision, the leading Spanish-language media company in the United States which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States; the TeleFutura broadcast and Galavision satellite/cable television networks; several dozen full power and low power television broadcast stations; and 68 radio stations constituting the largest Spanish-language radio broadcasting company in the United States and the Univision Music Group, the leading Spanish-language music recording and publishing company in terms of music record sales in the United States.
     We and Venevisión, a Venezuelan media company, have agreed to supply programming to Univision under program license agreements that expire in December 2017 (unless earlier terminated), under which we and Venevisión granted Univision an exclusive license to broadcast in the United States, solely over the Univision Network, Galavision Network and TeleFutura Network, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevisión own the United States distribution rights, subject to some exceptions, including some co-productions. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports.” We are entitled, in addition to our 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to an incremental 3% programming royalty on net time sales on these networks to the extent such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year up to U.S.$12.5 million. In exchange for programming royalties based upon combined net time sales regardless of the amount of our and Venevisión’s programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement. See “Key Information — Risk Factors — Risk Factors Related to Our Business — Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision” for a description of our current dispute with Univision relating to royalties under the program license agreement with Univision and our recent notice that we believe we have the right to terminate the program license agreement due to uncured and uncurable material breaches. In 2005, Televisa programming represented approximately 23% of Univision and 39% of TeleFutura Networks’ non-repeat broadcast hours, respectively.
     Under an agreement we have with Univision, we are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain ventures relating to U.S. Spanish-language television broadcasting. This agreement and our obligations thereunder terminate (subject to a limited exception) when we no longer own a specified number of shares of Class T common stock of Univision, including as a result of a sale of our Univision shares pursuant to Univision’s recent agreement to sell Univision. See “Key Information — Risk Factors — Risk Factors Related to our Business — Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Interest in, Univision.”
     We and Univision entered into definitive agreements in April 2003 to commence a joint venture to introduce our satellite and cable pay-TV programming into the United States. The joint venture company, TuTV, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the United States that feature our programming. In May 2003, TuTV entered into a five-year distribution agreement with EchoStar Communications Corporation for three of the five existing channels. TuTV is jointly controlled by Univision and us, and we have each agreed to contribute U.S.$20 million over the first three years of the venture. We cannot assure you when or if this venture will be profitable.
     We have an international program rights agreement with Univision that requires Univision to grant us and Venevisión the right to broadcast, outside the United States, programs produced by Univision for broadcast on the Univision Network or Galavision Network. We have the exclusive right to broadcast these programs in Mexico, and Venevisión has the exclusive right to broadcast these programs in Venezuela. We and Venevisión each have an undivided right to broadcast these programs in all other territories (other than the United States, but including Puerto Rico), provided those programs were on the air as of October 2, 1996. The rights to these programs granted to us and Venevisión will revert back to Univision when the relevant program license agreement terminates. For such programs produced after October 2, 1996, we and Venevisión have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, but Univision retains all rights for the rest of the world. For such programs produced after September 26, 1996, we and Venevisión have merchandising rights only in those territories. The rights to these programs granted to us and Venevisión will revert back to Univision when we or Venevisión, as the case may be, own less than an aggregate of 13,578,084 shares and warrants of Univision, unless our ownership interest changes as a result of a merger or other similar transaction involving Univision, in which case these rights will continue until the termination of the program license agreement.
     In addition, we entered into arrangements with Univision regarding two Puerto Rico television stations that Univision had an option to acquire and to which Univision provides programming. Univision exercised this option in December 2004, and, upon its receipt of FCC approval, Univision was required to offer us the right to acquire a 15% interest in the Puerto Rico stations and to offer Venevisión the right to acquire a 10% interest in the stations. We did not exercise this option. In addition, we recently entered into a program license agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in Puerto Rico, with some exceptions. We are entitled to a 12% programming royalty on the net time sales in respect to the Puerto Rico Stations. The terms and conditions of this agreement are similar to the program license agreement that we executed with Univision for the territory of the United States.
     In December 2001, we made a U.S.$375.0 million equity investment in Univision for which we ultimately received 10,594,500 shares of Univision Class A Common Stock. We have rights to require Univision to register for public sale the shares of Univision stock that we own.
     In addition, we are entitled to elect one director and one alternate director to Univision’s Board of Directors. In 2002, we appointed Emilio Azcárraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of our Executive Committee of our Board, as our director of Univision, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of Univision. Univision subsequently appointed Mr.

Azcárraga Jean as Vice-Chairman of its Board of Directors. Effective as of May 9, 2005, Mr. Azcárraga Jean and Mr. de Angoitia Noriega resigned as a director and alternate director, respectively, of Univision. In April 2006, we designated Ricardo Maldonado Yañez, Secretary to our Board of Directors, as our director on the Univision board. We have not determined whether we will seek to elect a replacement alternate director to the Univision Board of Directors. See “Key Information — Risk Factors — Risk Factors Related to Our Business — Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision.”
Competition
     We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
     Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and multi-channel, multi-point, multi-channel distribution system and DTH satellite services. We generally compete with 197 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 176 stations outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V. owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2003, 2004 and 2005, the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 29.9%, 31.1% and 31.5%, respectively, during prime time, and 28.2%, 28.7% and 29.8%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico.”
     In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 7 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Television Broadcasting.”
     Our English- and Spanish-language border stations compete with English- and Spanish-language television stations in the United States, and our Spanish-language productions compete with other English- and Spanish-language programs broadcast in the United States.
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
     Cable Television
     According to the most recent information from CANITEC, there were approximately 571 cable concessions in Mexico as of December 31, 2005 serving approximately 3.2 million subscribers. Cablevisión is the largest cable system operator in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevisión also competes with Innova, our DTH joint venture. See “— Cable Television — Mexico City Cable System” and “— DTH Satellite Services.” Cablevisión also faces competition from MVS Multivisión, S.A. de C.V., or Multivisión, a multi-point, multi-channel distribution system, or MMDS, operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a headend similar to that of a cable system. Multivisión has been in operation for more than 15 years and offers 15 channels to its subscribers. Some of the channels that Multivisión broadcasts compete directly with the Cablevisión channels, as well as Cablevisión’s 28 pay-per-view channels. Furthermore, since Cablevisión operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevisión presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevisión is required to provide access to its cable network to the extent it has available capacity on its network.
     In addition, in connection with its Internet access services and other new products and multimedia communications services, Cablevisión will face competition from several media and telecommunications companies throughout Mexico, including Internet service providers, DTH services and other personal communication and telephone companies, including us and our affiliates.
     Radio
     The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 100 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 160 radio stations in Mexico, seven of which are located in Mexico City.
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
     Feature Film Production and Distribution
     Production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico. See “— Other Businesses — Feature Film Production and Distribution.” Our films also compete with other forms of entertainment and leisure time activities.
     DTH Satellite Services
     Innova presently competes with, or expects to compete with, among others, cable systems (including Cablevisión), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores, internet and other entertainment and leisure activities generally.
     Innova’s main DTH competitor in Mexico used to be DTVLA, which operated DIRECTV Mexico. In October 2004, DTVLA announced that it was shutting down DIRECTV Mexico’s operations and agreed to sell its subscriber list to Innova.
     Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-television market in Mexico matures, Innova expects to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-television customers and require us to make significant capital expenditures in new technologies.
     Other entities have obtained licenses to provide DTH satellite services in Mexico but have never started operations.

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
     Television
     Mexican Television Regulations
     Concessions. In order to own and operate a television station in Mexico, a broadcaster must obtain a concession, which must be published in the Official Gazette of the Federation, from the SCT to broadcast over a certain channel. Applications are submitted to the SCT and, after a formal review process of all competing applications and an objection period open to third parties, a concession is granted. Concessions may be granted for up to 30 years. The SCT may void the grant of any concession or terminate or revoke the concession at any time, upon the occurrence of, among others, the following events:
•	failure to construct broadcasting facilities within a specified time period;

•	changes in the location of the broadcasting facilities or changes in the frequency assigned without prior governmental authorization;

•	direct or indirect transfer of the concession, the rights arising therefrom or ownership of the broadcasting facilities without prior governmental authorization;

•	transfer or encumbrance, in whole or in part, of the concession, the rights arising therefrom, the broadcasting equipment or any assets dedicated to the concessionaire’s activities, to a foreign government, company or individual, or the admission of any such person as a partner in the concessionaire’s business;

•	failure to broadcast for more than 60 days without reasonable justification;

•	any amendment to the bylaws of the concessionaire that is in violation of applicable Mexican law; and

•	any breach to the terms of the concession title.
     None of our concessions has ever been revoked or otherwise terminated.
     We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire’s assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions.”
     Concessions may be renewed for a term of up to 30 years. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions.”

     Supervision of Operations. The SCT regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the SCT.
     Television programming is not censored under Mexican law, except that it is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under Mexican regulations, the Secretaría de Gobernación, or the Mexican Ministry of the Interior, reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for adults and teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.
     Television programming is required to promote Mexico’s cultural, social and ideological identity. Each concessionaire is also required to transmit each day, free of charge, up to 30 minutes of programming regarding cultural, educational, family counseling and other social matters using programming provided by the Mexican government. Historically, the Mexican government has not used a significant portion of this time. In addition, during political campaigns all registered political parties have the right to purchase time to broadcast political messages at commercial rates.
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
     Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, cable television, radio and DTH satellite services. Under Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, the Ley Federal de Radio y Televisión, or the Radio and Television Law, and the Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Law Regulations, foreign investors may not vote the capital stock of Mexican broadcasting companies (other than through “neutral investment” mechanisms, such as through the CPOs held by certain of our shareholders). See “— Satellite Communications — Mexican Regulation of DTH Satellite Services.”
     Regulation of U.S. Television Broadcast Networks and Satellite/Cable Networks
     Univision is subject to U.S. laws and regulations affecting the Univision and TeleFutura television broadcast networks and the Galavision satellite/cable network.

     Television Broadcast Network Restrictions. Under current FCC rules, there are no limits either on the number of broadcast networks that may be maintained by a television broadcast network organization, or on the number of television stations that may be affiliated with a network organization. Mergers among any existing or future U.S. television broadcast networks are permitted by the FCC except among ABC, CBS, Fox or NBC, and television broadcast networks may acquire, or be acquired by or commonly controlled with, cable television systems. FCC rules restrict television broadcast networks’ contractual relationships with their affiliated stations.
     Satellite/Cable Network Restrictions. Chiefly through its jurisdiction over cable system operators, the FCC regulates satellite and cable networks in a variety of ways, including, but not limited to, by preventing the ability of certain cable networks to discriminate against non-affiliated multi-channel video programming distributors in the sale or delivery of programming, limiting the number of commercial minutes that may be sold within children’s programming, and imposing closed captioning requirements on programs transmitted to cable subscribers.
     Ownership Restrictions. There are no restrictions on non-U.S. ownership of U.S. broadcast networks or satellite/cable networks.
     U.S. Regulation of Broadcast Stations
     The ownership and operation of U.S. broadcast stations, including television and radio stations owned by and/or affiliated with Univision, are subject to the jurisdiction of the FCC, which acts under authority granted by the U.S. Communications Act of 1934, or the Communications Act. The FCC allots particular TV and radio channels to specific communities, approves stations’ technical parameters and operating equipment, issues, modifies, renews and revokes licenses, approves changes in licensee ownership or control, regulates the ownership and employment practices of licensees, and in certain limited respects controls the content of broadcast programming, including by imposing sanctions for the broadcast of obscene, indecent or profane material. The FCC collects annual regulatory fees and imposes penalties, including monetary fines and license revocation, for violations of the Communications Act or its rules.
     Ownership Matters. FCC rules limit the “attributable” interests that an individual or entity may hold in broadcast licensees. Generally, the officers, directors, general partners, parties who own or control a 5% or greater voting stock interest (20% if the holder is a qualified passive investor), and non-“insulated” limited partners and limited liability company members of a licensee or its parent hold “attributable” interests in the licensee. Also constituting “attributable” interests are the brokering of more than 15% of a television station’s weekly program time by another TV station in the market or of a radio station’s weekly program time by another radio station in the market, and the holding of equity and debt interests that together exceed 33% of a licensee’s total asset value, if the interest holder supplies more than 15% of total weekly programming hours or is an attributable same-market media entity.
     On June 2, 2003, the FCC adopted substantial changes to its broadcast ownership rules to restrict the holdings that those with attributable interests in broadcast licensees may possess in various types of media properties. Before the new rules took effect, however, several parties appealed the FCC’s order, and on September 3, 2003, the United States Court of Appeals for the Third Circuit, or the Third Circuit, issued a stay of the new rules. On June 24, 2004, the Third Circuit issued a decision remanding some of the rules to the FCC for additional justification or modification, and affirming others. The FCC declined to appeal this ruling to the U.S. Supreme Court, and on June 13, 2005 the Supreme Court declined to hear appeals filed by several third parties in the proceeding. In connection with its decision, the Third Circuit stayed the effective date of all of the FCC’s revised rules, including those it had affirmed. In September 2004, in response to the FCC’s Petition for Rehearing, the court lifted the stay as to several local radio market regulations and allowed them to take effect. With respect to the remaining rules, the FCC must now conduct additional proceedings in response to the Third Circuit’s remand.
     Pursuant to legislation signed into law on January 23, 2004, an entity may hold “attributable” interests in U.S. television stations with an aggregate national audience reach of 39% of total U.S. television households. This law was a compromise between those desiring to maintain the pre-June 2003 limit of 35% and those supporting the FCC’s June 2003 order, which would have raised the limit to 45%. For purposes of this national audience reach cap, all potential viewers in each market in which an entity holds an “attributable” TV station interest are counted regardless of the station’s actual audience ratings, but UHF television stations are attributed with only 50% of the television households in their markets. The FCC’s June 2003 action temporarily retained this “UHF Discount,”

which benefits Univision since virtually all of its television stations operate in the UHF band. In February 2004, the FCC sought public comment on whether the new law establishing a 39% national audience reach limitation restricts the FCC’s authority to alter or eliminate the UHF Discount. Univision filed comments urging the FCC to conclude that the law mandates retention of the UHF Discount. In its June 24, 2004 decision, the Third Circuit held that the new law mandating a 39% audience reach cap rendered moot the appeals before it on that issue. The court also found that it could not entertain challenges to the FCC’s retention of the UHF Discount, but that the FCC itself could decide the scope of its authority to modify or eliminate the UHF Discount. The FCC proceeding is currently pending.
     The FCC also limits television ownership at the local level, that is, within each individual market (as between different markets, only the national audience reach cap limits the ownership of television stations). The June 2003 FCC action would have liberalized the circumstances under which a single entity may hold interests in two stations in the same market, and permitted for the first time common ownership of three same-market television stations in the largest markets, including some markets where Univision currently owns two stations. In its June 24, 2004 decision, the Third Circuit found that the justification for these changes was inadequate, and directed the FCC either to provide better support for strictly numerical limits that weight all television stations in each market as equal, or to modify the regulations to reflect actual market share. The court upheld the FCC’s decision to maintain its prohibition on common ownership of any two of the top four stations in a given market.
     Since 2002, common ownership of television stations and cable television systems in the same market has been allowed. The Third Circuit upheld the FCC’s June 2003 decision to repeal the ban on common ownership of broadcast stations and daily newspapers. However, at the same time, the court remanded for further proceedings the cross-media limits that would have replaced both the broadcast/newspaper cross-ownership ban and the former rule limiting common ownership of radio and television stations in the same market. The FCC’s June 2003 action would have prohibited cross-media combinations only in markets with three or fewer television stations. The Third Circuit determined that the FCC had not provided adequate justification to support the specific combinations of newspaper, television and radio ownership that it proposed to allow. As a result, the existing cross-ownership restrictions remain in effect, pursuant to the court’s stay.
     There is no national limit on the number of U.S. radio stations in which a single entity may hold “attributable” interests. On the local level, “attributable” interests may currently be held in up to eight radio stations in the largest markets, based on the total number of radio stations in the market. Although the FCC did not alter the local radio ownership limits in its June 2003 decision, it did decide to use a different methodology for defining a radio market for purposes of determining compliance with these limits. Under the revised rule, the FCC will use markets defined by Arbitron, the principal market research firm providing radio ratings survey data, instead of the complex case-by-case determination based on signal overlap that previously applied. This new methodology means that certain existing commonly owned station groups now exceed the current numerical limits. The Third Circuit upheld the FCC’s adoption of the new methodology for defining radio markets, but remanded the FCC’s decision to retain its existing numerical limits, which do not consider the overall market share of co-owned stations. The FCC had announced in its June 2003 decision that combinations exceeding its limits under the new market definition would be “grandfathered,” but could not be transferred intact, except to a qualified small business entity, a concept that the Third Circuit upheld. The FCC had said that it would process station sale applications pending at the time the new rules take effect under the revised market definition methodology. Following the lifting of the stay as to the local radio market rules, the FCC began to process applications under the new market definition in October 2004. The new rules also provide that any station subject to a joint sales agreement under which another radio station licensee in the same market brokers more than 15% of the brokered station’s total weekly advertising time will be attributed to the licensee selling the advertising time as if that company held the license of such station(s).
     The FCC’s action in response to the Third Circuit’s remand notwithstanding, some or all of these changes could be superseded by Congressional action (such legislation has been introduced).
     Alien Ownership. Under the Communications Act, broadcast licenses may not be granted to non-U.S. citizens (including their representatives), foreign governments or their representatives, or non-U.S. companies (collectively, “non-U.S. Persons”); to any entity having more than 20% of its equity owned or voted by non-U.S. Persons; or to any entity whose parent company is more than 25% owned by non-U.S. Persons. The 25% provision may be waived, but waivers have been rare in the broadcast context.

     License Renewal. Television and radio broadcasting licenses are subject to renewal, normally for an eight-year term, upon application to the FCC. A license renewal application will be granted, and no competing applications for the same frequency will be entertained, if the licensee has served the public interest, has committed no serious violations of the Communications Act or the FCC’s rules, and has not committed other violations which together would constitute a pattern of abuse of such Act or rules. However, interested parties, including members of the public, may file petitions to deny license renewal applications, and the transferability of an applicant’s license may be restricted during the pendency of its renewal application.
     Programming and Operation. The Communications Act requires broadcasters to serve the public interest. All licensees must present programming that is responsive to community problems, needs and interests, and maintain certain records demonstrating such responsiveness. By Act of Congress, television licensees must also present programming specifically designed to educate and inform children, must limit the number of commercial minutes and comply with other restrictions on commercial practices during children’s programming, and must maintain and file records demonstrating compliance with these requirements. The FCC also prohibits or restricts the broadcast of obscene, indecent or profane programming.
     Failure to observe FCC rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of renewals for less than the standard eight-year renewal term or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.
     Digital Television Transition. The FCC has assigned each U.S. full power television station an additional 6 MHz of broadcast spectrum for the provision of a free digital video programming service. Broadcasters may utilize this spectrum to provide multiple video programming streams, and may also use some of the new spectrum for data transmission and other revenue-generating services, so long as such services do not detract from the free over-the-air program service. The broadcast licensee must pay the FCC 5% of any gross subscription and advertising revenues received from all ancillary or supplementary services. Univision’s television stations have either timely commenced digital television, or DTV, operations pursuant to their FCC authorizations, or have received or requested extensions that would authorize their commencement of DTV operations at a future date. In February 2006, the U.S. Congress adopted a firm deadline of February 17, 2009 for all broadcasters to operate exclusively in digital mode and to surrender channels operating in analog mode. This supersedes the previous December 31, 2006 statutory deadline of December 31, 2006, which had assumed that certain penetration levels for the transmission and reception of DTV signals would be achieved in each market by that date. The new deadline does not provide for any further extension, but does provide U.S.$1.5 billion in subsidies to assist consumers in purchasing converter boxes that will allow analog television receivers to digital broadcasts.
     The digital television transition has required licensees such as Univision to incur substantial costs to build new DTV facilities, but it remains unclear what impact this conversion, and the cessation of analog broadcasting, will have on its overall viewership. Although the FCC has attempted to assign DTV channels and power levels that will reasonably replicate each licensee’s analog coverage area (and thus its audience reach levels), there is no assurance that such replication will be fully achieved for any or all of the Univision television stations. In addition, the FCC recently reaffirmed that cable television systems are not obligated to retransmit both digital and analog television broadcast signals during the remaining period when television licensees must transmit in both modes, and that in the post-transition period, cable television systems will not be required to carry more than the primary video signal of each DTV station.
     Cable Carriage. Most U.S. residents view television broadcast signals by means of cable television retransmissions of these signals. Cable television systems must devote up to one-third of their available channels to the carriage of local commercial television stations, and Univision has stated that its full power television stations rely on these “must-carry” rights to obtain cable carriage. Must-carry rights are not absolute, however, and the mere election of “must-carry” status may not secure carriage in every circumstance. As noted above, the FCC recently determined that cable systems will be required to carry only a single digital program stream per broadcast station and will not be compelled to carry both digital and analog channels.
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
     Proposed Changes. Proposals for additional or revised regulations and requirements are pending before Congress and Federal regulatory agencies on an ongoing basis. It cannot be predicted at this time whether new legislation, court action or FCC regulations, or changes in the interpretation or enforcement of current laws and regulations, will have an adverse impact on Univision’s operations.
     Radio
     The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2005, the expiration dates of our radio concessions ranged from 2008 to 2016. See “— Television,” “— Radio — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions.”
     Cable Television
     Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión’s previous cable television concession expired in August 1999. On September 23, 1999, Cablevisión obtained a telecommunications concession from the SCT, which expires in 2029, and a concession to transmit the over-the-air UHF restricted television channel 46, which expires in 2010. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional Internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:
•	unauthorized interruption or termination of service;

•	interference by the concessionaire with services provided by other operators;

•	noncompliance with the terms and conditions of the public telecommunications concession;

•	the concessionaire’s refusal to interconnect with other operators;

•	loss of the concessionaire’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance, in whole or in part, of the concession or any rights or assets;

•	the liquidation or bankruptcy of the concessionaire; and

•	ownership or control of the capital stock of the concessionaire by a foreign government.
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
     Cable television operators, including Cablevisión, are subject to the Telecommunications Law and, since February 2000, have been subject to the Reglamento del Servicio de Televisión y Audio Restringidos, or the

Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks which, in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Federal Television and Radio Law and the Reglamento de la Ley Federal de Radio y Televisión y de la Industria Cinematográfica, or the Federal Television, Radio and Film Industry Regulations.
     Under the applicable Mexican law, the Mexican government, through the SCT, may also temporarily seize or even expropriate all of a public telecommunications concessionaire’s assets in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. The Mexican government is obligated by Mexican law to compensate the concessionaire, both for the value of the assets seized and related profits.
     Supervision of Operations. The SCT regularly inspects the operations of cable systems and cable television operators must file annual reports with the SCT.
     Under Mexican law, programming broadcast on Cablevisión networks is not subject to judicial or administrative censorship. However, this programming is subject to various regulations, including prohibitions on foul language, programming which is against good manners and customs or programming which is against the national safety or against public order.
     Mexican law also requires cable television operators, including Cablevisión, to broadcast programming that promotes Mexican culture, although cable television operators are not required to broadcast a specified amount of this type of programming.
     In addition to broadcasting programming that promotes Mexican culture, cable television operators must also set aside a specified number of their channels, which number is based on the total number of channels they transmit, to transmit programming provided by the Mexican government. Cablevisión currently broadcasts programming provided by the Mexican government on three of its channels, Channel 11, Channel 22 and Channel 5, a channel used by the Mexican Congress.
     Restrictions on Advertising. Mexican law restricts the type of advertising which may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on over-the-air Channels 2, 4, 5 and 9. See “— Regulation — Television — Mexican Television Regulations — Restrictions on Advertising.”
     Government Participation. Pursuant to the terms of cable concessions, cable television operators, including Cablevisión through September 23, 1999, were required to pay, on a monthly basis, absent a waiver from the Mexican government, up to 15% of revenues derived from subscriber revenues and substantially all other revenues, including advertising revenues, to the Mexican government in exchange for use of the cable concession. Most cable concessionaires, including Cablevisión, obtained a waiver on an annual basis to pay 9% of their revenues as participation to the Mexican government, as opposed to 15%. Under the Federal Telecommunications Law and accompanying regulations, cable television operators with public telecommunications network concessions, including Cablevisión, no longer have to pay the Mexican government any percentage of their revenues.
     Forfeiture of Assets. Under Mexican regulations, at the end of the term of a public telecommunications concession, assets of concessionaires may be purchased by the Mexican government at market value.
     Non-Mexican Ownership of Public Telecommunications Networks
     Under current Mexican law, non-Mexicans may currently own up to 49% of the outstanding voting stock of Mexican companies with a public telecommunications concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone services, provided, that the requisite approvals are obtained from the Comisión Nacional de Inversiones Extranjeras, or the Foreign Investment Commission.

     Application of Existing Regulatory Framework to Internet Access and IP Telephony Services
     When Cablevisión begins offering IP telephony services, it may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.
     To the extent that a cable television operator has any available capacity on its network, as a public telecommunications network, Mexican law requires the operator to offer third party providers access to its network. Cablevisión currently does not have any capacity available on its network to offer to third party providers and does not expect that it will have capacity available in the future given the broad range of services it plans to provide over its network.
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
     Like a public telecommunications network concession, a DTH concession may be revoked or terminated by the SCT prior to the end of its term in certain circumstances, which for a DTH concession include:
•	the failure to use the concession within 180 days after it was granted;

•	a declaration of bankruptcy of the concessionaire;

•	failure to comply with the obligations or conditions specified in the concession;

•	unlawful assignments of, or encumbrances on, the concession; or

•	failure to pay to the government the required fees.
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

Mexican Gaming Regulations
     Pursuant to Mexico’s Federal Law of Games and Draws, or Ley Federal de Juegos y Sorteos (“Gaming Law”), and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos (“Gaming Regulations”), the Secretaría de Gobernación, or Mexican Ministry of the Interior, has the authority to permit the operation of all manner of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations.
     In 2004, the Chamber of Deputies of the Mexican Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the enactment of the Gaming Regulations was unconstitutional and, therefore, null and void. This complaint is still under review by the Supreme Court of Justice and has not yet been resolved. We can give no assurances on the outcome of this complaint and, if the Gaming Regulations are declared null and void, on how such a resolution may affect the Gaming Permit granted by the Secretaría de Gobernación in our favor.
     Mexican Antitrust Law
     Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, which has been recently amended by the Mexican Federal Congress, and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions. In addition, the federal antitrust law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant transactions, such as joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures” and “ — Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue.”
     The amendments to the Mexican Antitrust Law have been published in the Official Gazette of the Federation, and are in full force as of June 29, 2006 and include, among other things, the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization, and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor.
          Under the amendment, the review process of mergers and acquisitions by the Mexican Antitrust Commission, is modified by:
•	Raising the thresholds to make a concentration a reportable transaction.

•	Empowering the Mexican Antitrust Commission to issue a waiting order before a reported transaction may be closed, if such order is issued within ten business days from the date the transaction is reported to the Antitrust Commission.

•	Requiring the Mexican Antitrust Commission to rule upon a reported transaction that the filing party deems that it does not notoriously restrain competition (attaching the necessary evidence), within 15 business days from the filing date.
          Additionally, the amendments provide for a significant enhancement of the Mexican Antitrust Commission authority:
•	An overreaching authority to determine whether competition, effective competition, market power and competition conditions in a specific market exist or not, either such determination is required under the antitrust law or if required under any other statute that requires a determination of market conditions.

•	To issue binding opinions in competition matters whether required by specific statutes, if required by other federal authorities. Such opinions shall also be issued in connection with decrees, regulations, governmental determinations and other governmental acts (such as public bid rules) which may have an anticompetitive effect.

•	It must issue an opinion related to effective competition conditions in a specific market or to the market power of a given agent in a market.

•	Issue an opinion related to the granting of concessions, licenses or permits or the transfer of equity interests in concessionaries or licensees, are to be obtained if so required by the relevant statues or the bid rules.

•	The authority to perform visits to economic agents with the purpose of obtaining evidence of violations to the law, including the ability to obtain evidence of the incurrence of a vertical or horizontal restraint. In all cases, the Mexican Antitrust Commission must obtain a judicial subpoena in order to proceed with the visits. Any agent that is subject to such order is bound to allow such visits and to cooperate fully with the Mexican Antitrust Commission.
          The amendments also provide for changes in the investigation process of possible illegal conducts.
Significant Subsidiaries, etc.
     The table below sets forth our significant subsidiaries and Innova, a variable interest entity, as of December 31, 2005.

	Jurisdiction of
	Organization or
Name of Significant Subsidiary	Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A. de C.V.(3)(5)	Mexico	51.0%
Galavision DTH, S. de R.L. de C.V.(3)(6)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(3) (7)	Mexico	100.0%
Factum Mas, S.A. de C.V.(3) (8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(8)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova).(9)	Mexico	60.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(10)	Mexico	100.0%
Campus América, S.A. de C.V. (11)	Mexico	100.0%
Television Holdings USA, LLC(11)	USA	100.0%
Sistema Radiópolis, S.A. de C.V.(3)(12)	Mexico	50.0%
Telesistema Mexicano, S.A. de C.V.(13)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(14)	Mexico	100.0%
Televisa, S.A. de C.V.(15)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)(13)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of two direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	Subsidiary through which we own equity interests in and conduct our cable television and Internet businesses.

(5)	Direct subsidiary through which we conduct the operating of our Cable Television business. For a description of América Móvil’s sale of its 49% equity interest in this business in April 2002, see “Information on the Company — Business Overview — Cable Television — Mexico City Cable System.”

(6)	Subsidiary through which we own equity interests in DTH joint ventures, excluding Innova.

(7)	Subsidiary through which we conduct the operations of our Publishing segment.

(8)	One of two subsidiaries through which we own our equity interest in Innova.

(9)	Variable interest entity through which we conduct the operations of our Sky Mexico segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	One of two subsidiaries through which we own most of our equity interest in Univision.

(12)	Direct subsidiary through which we conduct the operations of our Radio segment. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Radio” and “Operating and Financial Review and Prospects — Results of Operations — Minority Interest.”

(13)	One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(15)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.
Property, Plant and Equipment
     Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in two locations in Mexico City, 16 studios in San Angel and 10 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 35 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement which was renewed in 1993 for a term of 30 years and which may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.7 million square feet of space, of which over 3.2 million square feet are located in Mexico City and the surrounding areas, and approximately 1.4 million square feet are located outside of Mexico City and the surrounding areas.
     Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.
     We also own or lease over a total of 481,375 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	1	San Diego, California
Leased properties	5	Madrid, Spain San Diego, California Miami, Florida Zug, Switzerland

Publishing activities
Owned properties	1	Miami, Florida
Leased properties	19	Beverly Hills, California
Miami, Florida
New York, New York
Medellín, Colombia
Cali, Colombia
Quito, Ecuador
Lima, Perú
Santiago, Chile
Caracas, Venezuela
Los Angeles, California
Austin, Texas
San Juan, Puerto Rico
Guaynabo, Puerto Rico
		Bogotá, Columbia

Publishing distribution and other activities
Owned properties	7	Bogotá, Colombia Cali, Colombia Baranquilla, Colombia Guayaquil, Ecuador Miami, Florida Lima, Perú
Leased properties	8	Quito, Ecuador Baranquilla, Colombia Bogotá, Colombia Medellín, Colombia Lima, Perú Buenos Aires, Argentina Panamá, Panamá Santiago, Chile
     Satellites. We currently use transponder capacity on five satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; PAS-3R, which reaches North America, Western Europe, Latin America and the Caribbean; Solidaridad II, which reaches Mexico; and Galaxy IVR, which reaches Mexico, the U.S. and Canada. According to published reports, Galaxy IVR has experienced irreparable damage and its period of operation is expected to last until approximately February 2007. A new replacement for the Galaxy IVR, Galaxy 16, has been successfully launched on June 17, 2006, and the start of operations is estimated to be in the fourth quarter of 2006. The PAS-9 satellite is currently functioning and its period of operation is expected to last 15 years. We are evaluating alternatives to replace PAS-9. PAS-9 provides coverage of Central America, Mexico, the Southern United States and the Caribbean. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 11 to our year-end financial statements.
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

     On December 2005, we signed an extension with PanAmSat, for the use of three transponders on PAS-3R satellite until 2009 and 2012 and two transponders in Galaxy IVR (to be replaced by Galaxy 16) satellite until 2016.
     PanAmSat and DIRECTV announced the completion of the sale of PanAmSat on August 20, 2004, to affiliates of Kohlberg, Kravis, Roberts & Co. L.P., The Carlyle Group and Providence Equity Partners, Inc.
     On June 19, 2006, the U.S. Federal Comunication Commision (FCC) announced that it has approved the merger of Intelsat, Ltd., or Intelsat, with PanAmSat Holding Corporation, or PanAmSat. Intelsat and PanAmSat announced that they are planning to complete the merger transaction on July 3, 2006. Previously, on August 29, 2005, Intelsat and PanAmSat announced the merger of both companies by means of an acquisition of PanAmSat by Intelsat, creating a world-class communications solution provider. The proposed merger has not has had a material effect on our relationship with PanAmSat, although we cannot predict our future relationship with the new company.
     With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by the new Intelsat company, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurances can be given in this regard.
     Insurance. We maintain comprehensive insurance coverage for our offices, equipment and other property, subject to some limitations, that result from a business interruption due to natural disasters or other similar events, however, we do not maintain business interruption insurance for our DTH business in case of loss of satellite transmission.

Item 5. Operating and Financial Review and Prospects
     You should read the following discussion together with our year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information — Risk Factors.” In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under “Key Information — Risk Factors” before evaluating us and our business.
     We began to consolidate Innova, our DTH joint venture in Mexico, effective April 1, 2004. Accordingly, our financial results for the year ended December 31, 2005 may not be directly comparable to our financial results for the year ended December 31, 2004 and our financial results for the year ended December 31, 2004 may not be directly comparable to our financial results for the year ended December 31, 2003.
Preparation of Financial Statements
     Our year-end financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 24 to our year-end financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2004. Note 24 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 24 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
Results of Operations
     The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended
	December 31,(1)
	2003	2004	2005
Segment Net Sales
Television Broadcasting	64.4%	56.9%	55.4%
Pay Television Networks	2.9	2.7	3.3
Programming Exports	6.8	6.4	5.6
Publishing	7.5	7.0	7.5
Publishing Distribution	7.5	5.2	1.2
Sky Mexico(2)	—	12.1	17.9
Cable Television	4.1	3.7	4.2
Radio	1.1	1.0	1.0
Other Businesses	5.7	5.0	3.9

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(1.3)	(2.4)	(3.1)

Total Consolidated Net Sales	98.7%	97.6%	96.9%

	Year Ended
	December 31,(1)
	2003	2004	2005
Total Net Sales
Cost of sales	54.7%	50.6%	45.4%
Selling expenses	7.2	7.5	8.2
Administrative expenses	6.0	5.6	5.7
Operating income before depreciation and amortization	32.1	36.3	40.7

Total	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our year-end consolidated financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 23 to our year-end financial statements.

(2)	Effective April 1, 2004, we began consolidating Sky Mexico, which is applicable under Mexican GAAP Bulletin A-8, “Supplementary Application of International Accounting Standards.”
Summary of Business Segment Results
     The following tables set forth the net sales and operating income (loss) before depreciation and amortization of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2003, 2004 and 2005. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the MIPA, which contains provisions that are similar to the standards previously applied by us under International Accounting Standard No. 14, “Segment Reporting.” These standards require us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with these standards, we currently classify our operations into nine business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Publishing Distribution, Sky Mexico, Cable Television, Radio and Other Businesses. In 2004, we changed the names of two of our segments — “Programming for Pay Television” to “Pay Television Networks” and “Programming Licensing” to “Programming Exports” — in order to make the descriptions more accurate. See “— New Mexican Financial Reporting Standards” and Note 1(t) to our year-end financial statements. Our results for 2004 and 2005 include Sky Mexico as a segment. Effective April 1, 2004, we adopted the guidelines of FIN 46 in accordance with Mexican GAAP Bulletin A-8 “Supplementary Application of International Accounting Standards.” Before adopting FIN 46, we accounted for our investment in Sky Mexico by applying the equity method and recognized equity in results in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky Mexico. See Note 1(g) to our year-end financial statements.

	Year Ended December 31,(1)
	2003		2004		2005
	Millions of Pesos in purchasing power
	as of December 31, 2005
Segment Net Sales
Television Broadcasting	Ps.	16,725.2	Ps.	17,671.9	Ps.	18,570.8
Pay Television Networks		760.5		827.5		1,111.2
Programming Exports		1,771.9		1,981.2		1,875.9
Publishing		1,943.2		2,163.1		2,505.5
Publishing Distribution(2)		1,930.7		1,626.4		402.2
Sky Mexico(3)		—		3,758.3		5,986.5
Cable Television		1,072.3		1,165.5		1,405.1
Radio		271.0		305.6		344.7
Other Businesses		1,479.7		1,547.4		1,324.3

Total Segment Net Sales		25,954.5		31,046.9		33,526.2
Intersegment Operations		(342.1)		(755.7)		(1,045.2)

Total Consolidated Net Sales	Ps.	25,612.4	Ps.	30,291.2	Ps.	32,481.0

	Year Ended December 31,(1)
	2003		2004		2005
	Millions of Pesos in purchasing
	power as of December 31, 2005
Segment Operating Income (Loss) Before Depreciation and Amortization
Television Broadcasting	Ps.	7,109.0	Ps.	8,018.8	Ps.	8,852.6
Pay Television Networks		167.7		308.5		518.1
Programming Exports		541.3		756.1		668.7
Publishing		376.2		438.9		480.1
Publishing Distribution		9.4		(26.2)		6.6
Sky Mexico(3)		—		1,383.2		2,516.8
Cable Television		327.6		368.4		489.6
Radio		24.4		32.8		52.2
Other Businesses		(163.7)		(132.1)		(180.4)

Total Segment OIBDA(4)		8,391.9		11,148.4		13,404.3
Corporate Expenses(4)		(162.3)		(161.2)		(182.5)

Total Consolidated OIBDA	Ps.	8,229.6	Ps.	10,987.2	Ps.	13,221.8

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 23 to our year-end financial statements.

(2)	Effective October 1, 2004, we changed our accounting treatment of net sales and cost of sales. We recognized sales as the marginal revenue from the products we distribute.

(3)	Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with FIN 46, which is applicable under Mexican GAAP Bulletin A-8, “Supplementary Application of International Accounting Standards.”

(4)	The segment operating income (loss) before depreciation and amortization, or OIBDA, and total segment operating income before depreciation and amortization data set forth in this annual report do not reflect corporate expenses in any period presented. Total consolidated operating income before depreciation and amortization reflects corporate expenses in all periods presented. See Note 23 to our year-end financial statements.
Seasonality
     Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2003, 2004 and 2005, we recognized 29.8%, 28.7% and 29.7%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2005
Compared to the Year Ended December 31, 2004
Total Segment Results
  Net Sales
     Our net sales increased by Ps.2,189.8 million, or 7.2%, to Ps.32,481.0 million for the year ended December 31, 2005 from Ps.30,291.2 million for the year ended December 31, 2004. This increase reflects a revenue growth in our Sky Mexico segment (which we began to consolidate in our financial statements beginning April 2004) and higher revenues in our Television Broadcasting, Publishing, Pay Television Networks, Cable Television and Radio segments. These increases were partially offset by (i) a decrease in our Publishing Distribution segment due to a change in the accounting treatment of sales and cost of goods sold by which, beginning in October 2004, we recognized sales as the marginal revenue from the products we distribute and (ii) lower sales in our Programming Exports and Other Businesses segments.
  Cost of Sales
     Cost of sales decreased by Ps.575.7 million, or 3.8%, to Ps.14,752.4 million for the year ended December 31, 2005 from Ps.15,328.1 million for the year ended December 31, 2004. This decrease was due to lower costs in the Publishing Distribution segment as a result of the accounting change described above, and decreases in Programming Exports and Other Businesses segments. These decreases were partially offset by higher cost of sales in our Sky Mexico, Television Broadcasting, Pay Television Networks, Publishing, Cable Television and Radio segments.
  Selling Expenses
     Selling expenses increased by Ps.391.0 million, or 17.2%, to Ps.2,665.4 million for the year ended December 31, 2005 from Ps.2,274.4 million for the year ended December 31, 2004. This increase was attributable to higher selling expenses in our Sky Mexico, Television Broadcasting, Pay Television Networks, Publishing, Cable Television and Radio segments resulting from increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Programming Exports, Publishing Distribution and Other Businesses segments.
  Administrative Expenses
     Administrative expenses increased by Ps.139.9 million, or 8.2%, to Ps.1,841.4 million for the year ended December 31, 2005 from Ps.1,701.5 million for the year ended December 31, 2004. This increase reflects the administrative expense increase in our Television Broadcasting, Sky Mexico, Pay Television Networks, Programming Exports, Publishing and Cable Television segments and was partially offset by a decrease in the administrative expenses of our Publishing Distribution, Radio and Other Businesses segments.
  Operating Income before Depreciation and Amortization
     Operating income before depreciation and amortization increased by Ps.2,234.6 million, or 20.3%, to Ps.13,221.8 million for the year ended December 31, 2005 from Ps.10,987.2 million for the year ended December 31, 2004. This increase reflects the increase in our total net sales and decrease in cost of sales, which was partially offset by the increases in operating expenses.
  Television Broadcasting
     Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.7% in each of 2005 and 2004 and 13.2% in 2003. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these periods.
  Advertising Rates and Sales
     We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We offer three different pricing alternatives to our customers: (i) our traditional fixed price per second plan, (ii) a cost per thousand viewers, or CPM, price plan and (iii) a cost per rating point plan.
     The Mexican government does not restrict our ability to set our advertising rates. In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales. We have historically been flexible in setting rates and terms for our television advertising. Nominal rate increases have traditionally varied across the daytime and have not been the same price increases for all programs, with higher increments in certain programs as a result of high demand for advertising during these hours.
     During 2003, 2004 and 2005, we increased our nominal advertising rates on a quarterly basis, and we intend to continue to increase our nominal advertising rates on a quarterly basis throughout 2006. During prime time broadcasts, we sold an aggregate of 1,574 hours of advertising time in 2005, 1,587 hours of advertising time in 2004, and 1,660 hours of advertising time in 2003. During sign-on to sign-off hours, we sold 3,425 hours of advertising time in 2005, 3,357 hours of advertising time in 2004, and 3,491 hours of advertising time in 2003. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal requirement to make broadcast time available to the Mexican government and to promote our programs, services and products and entities in which we have made investments.
  Net Sales
     Television Broadcasting net sales increased by Ps.898.9 million, or 5.1%, to Ps.18,570.8 million for the year ended December 31, 2005 from Ps.17,671.9 million for the year ended December 31, 2004. This increase was attributable to higher advertising revenues, driven mainly by our telenovelas and reality television programs, as well as by higher local sales.
  Operating Income before Depreciation and Amortization
     Television Broadcasting operating income before depreciation and amortization increased by Ps.833.8 million, or 10.4%, to Ps.8,852.6 million for the year ended December 31, 2005 from Ps.8,018.8 million for the year ended December 31, 2004. This increase was primarily due to the increase in net sales, partially offset by an increase in operating expenses driven by higher promotional and advertising expenses and personnel costs and a marginal increase in cost of sales.
  Pay Television Networks
     Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay television providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite joint venture in which we have interests. Pay television networks net sales also include the revenues from TuTV, our pay-television joint venture in the United States with Univision, in this segment. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising independently from our other media-related segments on a scatter basis.

  Net Sales
     Pay Television Networks net sales increased by Ps.283.7 million, or 34.3%, to Ps.1,111.2 million for the year ended December 31, 2005 from Ps.827.5 million for the year ended December 31, 2004. This increase reflects (i) the sales of TuTV, our pay-television joint venture with Univision, (ii) higher revenues by signals sold in Mexico and Latin America, and (iii) an increase in advertising sales in Mexico.
  Operating Income before Depreciation and Amortization
     Pay Television Networks operating income before depreciation and amortization increased by Ps.209.6 million, or 67.9%, to Ps.518.1 million for the year ended December 31, 2005, from Ps.308.5 million for the year ended December 31, 2004. This increase was primarily due to higher sales, which was partially offset by (i) an increase in cost of sales primarily due to costs of programs produced by us and the consolidation of TuTV and (ii) an increase in operating expenses primarily due to higher commissions and provision for doubtful trade accounts.
  Programming Exports
     Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. Approximately 64.7% in 2005, 63.5% in 2004 and 65.6% in 2003 of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2005, 2004 and 2003, we received U.S.$109.8 million, U.S.$105.0 million, and U.S.$96.1 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network. In 2003, Univision became bound to pay an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments and credits, establishing a minimum annual royalty of U.S.$5 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million for each year up to U.S.$12.5 million. See “Information on the Company — Business Overview — Univision.” We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries.
  Net Sales
     Programming Exports net sales decreased by Ps.105.3 million, or 5.3%, to Ps.1,875.9 million for the year ended December 31, 2005 from Ps.1,981.2 million for the year ended December 31, 2004. This decrease was primarily due to a negative translation effect on foreign-currency denominated sales and lower export sales to Europe. These decreases were partially offset by higher royalties paid to us under the Program License Agreement with Univision in the amount of U.S.$109.8 million in 2005 as compared to U.S.$105.0 million in 2004, as well as an increase in export sales to Asia and Africa.
  Operating Income before Depreciation and Amortization
     Programming Exports operating income before depreciation and amortization decreased by Ps.87.4 million, or 11.6%, to Ps.668.7 million for the year ended December 31, 2005 from Ps.756.1 million for the year ended December 31, 2004. This decrease was primarily due to the decrease in net sales, as well as an increase in operating expenses due to higher personnel costs and promotional and advertising expenses. This decrease was partially offset by a decrease in cost of sales primarily due to lower programming costs.
  Publishing
     Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
  Net Sales
     Publishing net sales increased by Ps.342.4 million, or 15.8%, to Ps.2,505.5 million for the year ended December 31, 2005 from Ps.2,163.1 million for the year ended December 31, 2004. This increase was primarily due to an increase in magazine circulation and advertising pages sold in Mexico and abroad, which was partially offset by the negative translation effect of foreign-currency denominated sales.
  Operating Income before Depreciation and Amortization
     Publishing operating income before depreciation and amortization increased by Ps.41.2 million, or 9.4%, to Ps.480.1 million for the year ended December 31, 2005 from Ps.438.9 million for the year ended December 31, 2004. This increase primarily reflects the increase in net sales and was partially offset by increases in cost of sales due to the increase in costs of supplies and operating expenses attributable to an increase in promotional and advertising expenses, as well as higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.
  Publishing Distribution
     Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties. Of the total volume of magazines we distributed, approximately 68.0% in 2005, 65.4% in 2004 and 63.7% in 2003 were published by our Publishing segment.
     In the past, the agreements with our publishers provided that we did not bear any risk on inventory transferred to our publishers. Due to certain amendments to the terms and conditions under such agreements affecting the risk of loss provisions, in October 2004, we changed the accounting treatment of our Publishing Distribution segment’s sales and cost of goods sold. As a result of this change, we now recognize the marginal contribution from the products in the Publishing Distribution segment as net sales. This accounting change does not have any impact on operating results before depreciation and amortization.
  Net Sales
     Publishing Distribution net sales decreased by Ps.1,224.2 million, or 75.3%, to Ps.402.2 million for the year ended December 31, 2005 from Ps.1,626.4 million for the year ended December 31, 2004. This decrease was primarily attributable to the change in the accounting treatment of net sales described above and the negative translation effect of foreign-currency denominated sales. These decreases were partially offset by higher distribution sales in Mexico and abroad, of magazines published by the Company, and higher circulation in Mexico of magazines published by third parties.
     On a pro forma basis, giving effect to the accounting change described above for 2004, Publishing Distribution net sales increased by Ps.21.1 million, or 5.5%, to Ps.402.2 million for the year ended December 31, 2005 from Ps.381.1 million for the year ended December 31, 2004.
  Operating Result before Depreciation and Amortization
     Publishing Distribution operating result before depreciation and amortization increased by Ps.32.8 million, to Ps.6.6 million of income for the year ended December 31, 2005 from a loss of Ps.26.2 million for the year ended December 31, 2004. This increase was attributable to a decrease in cost of sales driven by the accounting change described above, as well as a decrease in operating expenses related to lower provision for doubtful trade accounts. This increase was partially offset by the decrease in net sales.
  Sky Mexico
     Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements due to our adoption of the guidelines of FIN 46 in accordance with Mexican GAAP Bulletin A-8, “Supplementary Application of International Accounting Standards.”

  Net Sales
     On a pro forma basis, giving effect to the consolidation of Sky Mexico as if it occurred on January 1, 2004, Sky Mexico net sales increased by Ps.1,058.5 million or 21.5% to Ps.5,986.5 million for the year ended December 31, 2005 from Ps.4,928.0 million for the year ended December 31, 2004. This increase was primarily due to (i) a 24.7% increase in its subscriber base which, as of December 31, 2005, reached 1,250,600 gross active subscribers (including 70,100 commercial subscribers) compared to 1,002,500 gross active subscribers as of December 31, 2004 (including 60,700 commercial subscribers) and (ii) higher revenues from pay-per-view events, primarily non-recurring sports events broadcasted on an exclusive basis.
  Operating Income before Depreciation and Amortization
     Sky Mexico operating income before depreciation and amortization increased by Ps.719.4 million, or 40.0%, to Ps.2,516.8 million for the year ended December 31, 2005 from Ps.1,797.4 million for the year ended December 31, 2004. This increase was due to the increase in net sales, which was partially offset by (i) higher programming and activation costs, (ii) higher repair of equipment costs associated with our larger subscriber base, and (iii) an increase in operating expenses due to more free special events offered to the subscribers.
  Cable Television
     Cable Television net sales are derived from Cable Television services and advertising sales. Net sales for Cable Television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees. Net sales for Cable Television advertising consist of revenues from the sale of advertising on Cablevisión. As of July 1, 2005, we appointed Maximedios Alternativos, S.A. de C.V. as Cablevisión’s sales agent for advertising time. See “Major Shareholders and Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Shareholders.” Rates are based on the day and time the advertising is aired, as well the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.
  Net Sales
     Cable Television net sales increased by Ps.239.6 million, or 20.6%, to Ps.1,405.1 million for the year ended December 31, 2005 from Ps.1,165.5 million for the year ended December 31, 2004. This increase was primarily due to an 18.9% increase in the subscriber base during 2005 to approximately 422,100 (of which 283,200 were digital subscribers at December 31, 2005) from a subscriber base of 355,000 (of which 123,000 were digital subscribers at December 31, 2004). The increase was also attributable in part to an 130.4% increase in our broadband subscriber base to approximately 61,000 at December 31, 2005 compared with 26,500 at December 31, 2004 and a 6% price increase for Cablevisión video service packages that became effective on March 1, 2005.
  Operating Income before Depreciation and Amortization
     Cable Television operating income before depreciation and amortization increased by Ps.121.2 million, or 32.9%, to Ps.489.6 million for the year ended December 31, 2005 from Ps.368.4 million for the year ended December 31, 2004. This increase primarily reflects the increase in net sales, which was partially offset by (i) an increase in cost of sales due to higher signal costs associated with the subscriber base growth and (ii) an increase in operating expenses primarily in personnel costs and advertising expenses.
  Radio
     Radio net sales consist of advertising sold on our radio stations. Our Radio segment sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.

  Net Sales
     Radio net sales increased by Ps.39.1 million, or 12.8%, to Ps.344.7 million for the year ended December 31, 2005 from Ps.305.6 million for the year ended December 31, 2004. This increase primarily reflects an increase in advertising time sold particularly in newscasts and sporting events programs, as well as an increase in sales generated by our affiliation agreement with Radiorama, S.A. de C.V., or Radiorama.
  Operating Income before Depreciation and Amortization
     Radio operating income before depreciation and amortization increased by Ps.19.4 million, or 59.1%, to Ps.52.2 million for the year ended December 31, 2005 from Ps.32.8 million for the year ended December 31, 2004. This increase was primarily due to the increase in net sales, which was partially offset by an increase in cost of sales related to programming costs and promotional and advertising expenses and an increase in operating expenses due to higher commissions paid.
  Other Businesses
     Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, subscriber fees for nationwide paging services until October 2004, the distribution of feature films, revenues from dubbing services until November 2003, and revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com, and revenues related to our PSMS messaging service. In the fourth quarter of 2004 we reached an agreement to sell our nationwide paging business and we completed sale in the first quarter of 2005.
  Net Sales
     Other Businesses net sales decreased by Ps.223.1 million, or 14.4%, to Ps.1,324.3 million for the year ended December 31, 2005 from Ps.1,547.4 million for the year ended December 31, 2004. This decrease was primarily due to lower sales related to our soccer business, feature films distribution and nationwide paging business (which we sold in October 2004). These decreases were partially offset by an increase in our internet business which included an increase in sales related to our PSMS messaging service.
  Operating Loss before Depreciation and Amortization
     Other Businesses operating loss before depreciation and amortization increased by Ps.48.3 million, or 36.6%, to Ps.180.4 million for the year ended December 31, 2005 from Ps.132.1 million for the year ended December 31, 2004. This increase reflects the decrease in net sales mentioned above. The decrease in net sales was partially offset by a decrease in cost of sales and operating expenses in our soccer business, feature films distribution and nationwide paging businesses.
Depreciation and Amortization
     Depreciation and amortization expense increased by Ps.274.8 million, or 12.8%, to Ps.2,419.0 million for the year ended December 31, 2005 from Ps.2,144.2 million for the year ended December 31, 2004. This change primarily reflects an increase in our Sky Mexico and Cable Television segments, partially offset by a decrease in the depreciation and amortization expenses related to our Television Broadcasting and Other Businesses segments.
Non Operating Results
  Integral Cost of Financing, Net
     Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican GAAP, integral cost of financing reflects:
•	interest income;

•	interest expense, including the restatement of our UDI-denominated notes, as described under “— Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and “— Liquidity, Foreign Exchange and Capital Resources — Interest Expense”;

•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies (including gains or losses from derivative instruments); and

•	gain or loss attributable to holding monetary assets and liabilities exposed to inflation.
     Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies.
     We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
     The expenses attributable to integral cost of financing increased by Ps.215.4 million, or 13.7%, to Ps.1,782.1 million for the year ended December 31, 2005 from Ps.1,566.7 million for the year ended December 31, 2004. This increase primarily reflected a Ps.632.4 million increase in net foreign exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us. We entered into the coupon swap to reduce our exchange rate exposure for up to five years with respect to a portion of our outstanding U.S. Dollar-denominated indebtedness. However, the Peso appreciated 4.69% against the U.S. Dollar in 2005 compared with a 0.68% appreciation of the Peso against the U.S. Dollar in 2004. This increase was partially offset by (i) a Ps.30.7 million decrease in interest expense due primarily to a net decrease in the average amount of our total consolidated debt, (ii) a Ps.253.7 million increase in interest income in connection with a higher average amount of temporary investments and higher interest rates in 2005 as compared with the prior year, and (iii) a Ps.132.6 million increase in gain from monetary position resulting primarily from a higher net liability position in 2005 as compared with 2004, which was partially offset by lower annual inflation in 2005 (3.3%) compared with 2004 (5.2%).
Restructuring and Non-recurring Charges
     Restructuring and non-recurring charges decreased by Ps.178.5 million, or 43.7%, to Ps.229.9 million for the year ended December 31, 2005 compared to Ps.408.4 million for the year ended December 31, 2004. This decrease primarily reflects the recognition in 2004 of non-recurring impairment adjustments to the carrying value of certain goodwill and trademarks, as well as a decrease in 2005 of restructuring charges in connection with work-force reductions. These favorable variances were partially offset by certain non-recurring expenses incurred in connection with the prepayment in March 2005 of a portion of our UDI-denominated Notes due 2007 and our Senior Notes due 2011.
Other Expense, Net
     Other expense, net decreased by Ps.68.0 million, or 12.8%, to Ps.464.2 million for the year ended December 31, 2005 as compared with Ps.532.2 million for the year ended December 31, 2004. This decrease primarily reflects a decrease in donations and lower advisory and professional service expenses.
Income Tax, Assets Tax and Employees’ Profit Sharing
     Income tax decreased by Ps.444.3 million, or 36.6%, to Ps.771.2 million for the year ended December 31, 2005 from Ps.1,215.5 million for the year ended December 31, 2004. This decrease reflects an increase in consolidated deferred income tax, primarily in conjunction with the benefit from cumulative tax-loss carryforwards recognized by Sky Mexico at December 31, 2005, as a result of the expected taxable income position of Sky Mexico for the next few years.
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
     The Mexican corporate income tax rate in 2003, 2004 and 2005 was 34%, 33% and 30%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2006 will be 29%, and in the subsequent years will be 28%. Consequently, the effect of this gradual decrease in the income tax rate reduced our deferred income tax provision in 2003 and 2005.
Equity in Earnings of Affiliates
     This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but over which we have no control. We recognize equity in results of affiliates up to the amount of our initial investment and subsequent capital contributions, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by affiliates.
     Equity in earnings of affiliates decreased by Ps.475.3 million, or 74.8%, to equity in income of affiliates of Ps.160.2 million for the year ended December 31, 2005 compared to Ps.635.5 million for the year ended December 31, 2004. This decrease primarily reflects the absence of the equity in income recognized in 2004 due to the reversal of previous equity losses recognized in excess of our investment in Sky Multi-Country Partners, or MCOP, in connection with the release of our guarantee of satellite transponder payments of MCOP. The decrease was also the result of a reduction in equity in income of Univision and OCEN, our live-entertainment venture with CIE.
Cumulative Loss Effect of Accounting Changes, Net
     In 2005, cumulative effect of accounting change, net reflected (i) the cumulative loss effect of Ps.323.7 million in connection with the accrual for share-based compensation expense at December 31, 2005, for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-Term Retention Plan, as a result of the adoption, as of that date, of the International Financial Reporting Standard 2, “Share-Based Payment,” issued by the International Accounting Standards Board, and (ii) the cumulative loss effect of Ps.182.4 million, net of an income-tax benefit of Ps.78.2 million, at January 1, 2005, in connection with the adoption, as of that date, of the guidelines for recognition of severance payments in revised Bulletin D-3, “Labor Obligations,” issued by the Mexican Institute of Public Accountants, or MIPA.
     In 2004, cumulative effect of accounting change, net reflected the cumulative loss effect of Ps.1,055.6 million, net of an income-tax benefit of Ps.319.4 million, in connection with the consolidation of Sky Mexico in our financial statements beginning April 1, 2004, as a result of the adoption, as of that date, of FIN 46.
Minority Interest
     Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky Mexico (since April 2004), Cable Television, Radio (since 2001) and nationwide paging (until the fourth quarter 2004) businesses.
     Minority interest in consolidated net income increased by Ps.844.5 million to Ps.1,084.0 million for the year ended December 31, 2005 from Ps.239.5 million for the year ended December 31, 2004. This increase primarily reflects the portion of net income attributable to the interest held by minority shareholders in Sky Mexico, which we began consolidating in our financial statements in April 2004.

Net Income
     We generated net income in the amount of Ps.6,125.5 million in 2005, as compared to net income of Ps.4,460.6 million in 2004. The net increase of Ps.1,664.9 million reflected:
•	a Ps.1,959.8 million increase in operating income;

•	a Ps.178.5 million decrease in restructuring and non-recurring charges;

•	a Ps.68.0 million decrease in other expense, net;

•	a Ps.444.3 million decrease in income taxes; and

•	a Ps.549.5 million decrease in cumulative loss effect of accounting changes, net.
     These changes were partially offset by:
•	a Ps.215.4 million increase in integral cost of financing, net;

•	a Ps.475.3 million decrease in equity in earnings of affiliates, net; and

•	a Ps.844.5 million increase in minority interest.
Capital Expenditures and Investments
     In the year ended December 31, 2005, we:
•	made aggregate capital expenditures for property, plant and equipment of approximately U.S.$248.3 million, which amount includes capital expenditures in the amount of U.S.$51.1 million and U.S.$109.2 million for the expansion and improvement of our Cable Television and Sky Mexico segments, respectively;

•	invested a capital contribution of U.S.$25.0 million in Volaris, a new, low-cost-carrier airline with a concession to operate in Mexico, and made a capital contribution of U.S.$1.4 million related to our Spanish venture, La Sexta; and

•	contributed Ps.5.0 million (nominal) to fund our seniority premium obligations.
Indebtedness
     As of December 31, 2005, our consolidated long-term portion of debt amounted to Ps.18,137.2 million, and our consolidated current portion of debt was Ps.340.5 million. Additionally, as of December 31, 2005, Sky Mexico had long-term and current portions of a capital lease obligation totaling Ps.1,186.9 million and Ps.75.6 million, respectively. As of December 31, 2004, our consolidated long-term portion of debt amounted to Ps.19,575.1 million, and our consolidated current portion of debt was Ps.3,407.0 million.

Results of Operations for the Year Ended December 31, 2004
Compared to the Year Ended December 31, 2003
Total Segment Results
Net Sales
     Our net sales increased by Ps.4,678.8 million, or 18.3%, to Ps.30,291.2 million for the year ended December 31, 2004 from Ps.25,612.4 million for the year ended December 31, 2003. This increase reflects the consolidation of Sky Mexico into our financial statements beginning in April 2004, as well as higher revenues in most of our businesses units. These increases were partially offset by a decrease in the revenues of the Publishing Distribution segment due to the change in the accounting treatment. See “— Publishing Distribution” below for a description of this change in accounting treatment.
Cost of Sales
     Cost of sales increased by Ps.1,318.1 million, or 9.4%, to Ps.15,328.1 million for the year ended December 31, 2004 from Ps.14,010.0 million for the year ended December 31, 2003. This increase principally reflects the consolidation of Sky Mexico beginning in April 2004, as well as increases in costs of sales in our Television Broadcasting, Publishing, Cable Television, Radio and Other Businesses segments. These increases were partially offset by lower costs in the Publishing Distribution segment as a result of the change in the accounting treatment and decreases in cost of sales in Pay Television Networks and Programming Exports segments.
Selling Expenses
     Selling expenses increased by Ps.434.3 million, or 23.6%, to Ps.2,274.4 million for the year ended December 31, 2004 from Ps.1,840.1 million for the year ended December 31, 2003. This increase principally was due to the consolidation of Sky Mexico, as well as higher selling expenses in our Publishing, Cable Television and Radio segments and increases in promotional and advertising expenses and personnel costs due to the restructuring of our sales force. These increases were partially offset by lower selling expenses in our Television Broadcasting, Pay Television Networks, Programming Exports, Publishing Distribution and Other Businesses segments.
Administrative Expenses
     Administrative expenses increased by Ps.168.8 million, or 11.0%, to Ps.1,701.5 million for the year ended December 31, 2004 from Ps.1,532.7 million for the year ended December 31, 2003. This increase reflects the consolidation of Sky Mexico, as well as increases in administrative expenses in our Television Broadcasting, Programming Exports, Publishing, Publishing Distribution and Cable Television segments. These increases were partially offset by a decrease in the administrative expenses in our Pay Television Networks, Radio and Other Businesses segments.
Operating Income before Depreciation and Amortization
     Operating income before depreciation and amortization increased by Ps.2,757.6 million, or 33.5%, to Ps.10,987.2 million for the year ended December 31, 2004 from Ps.8,229.6 million for the year ended December 31, 2003. This increase reflects the increase in our total net sales, partially offset by the increases in cost of sales and operating expenses.
     Excluding the effect of the consolidation of Sky Mexico and the change in accounting treatment of the Publishing Distribution segment on our operating results for the year ended December 31, 2004, our net sales would have increased by approximately 5.8% and our operating income before depreciation and amortization would have increased by approximately 11.6%.

Television Broadcasting
Net Sales
     Television Broadcasting net sales increased by Ps.946.7 million, or 5.7%, to Ps.17,671.9 million for the year ended December 31, 2004 from Ps.16,725.2 million for the year ended December 31, 2003. This increase is mainly attributable to the broadcast of the Olympic Games and other major sporting events and an increase of 9.8% in local sales driven mainly by Channel 4TV. Excluding the non-recurring revenues related to the political advertising campaigns in 2003, Television Broadcasting net sales would have increased 10.4%.
Operating Income before Depreciation and Amortization
     Television Broadcasting operating income before depreciation and amortization increased by Ps.909.8 million, or 12.8%, to Ps.8,018.8 million for the year ended December 31, 2004 from Ps.7,109.0 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales and a marginal decrease in operating expenses. Cost of sales had a marginal increase in 2004 as compared to 2003 as a result of the incurrence of non-recurring costs related to sporting events, including charges related to transmission rights for the Olympic Games.
Pay Television Networks
Net Sales
     Pay Television Networks net sales increased by Ps.67.0 million, or 8.8%, to Ps.827.5 million for the year ended December 31, 2004 from Ps.760.5 million for the year ended December 31, 2003. This increase was primarily due to higher advertising revenues and revenues from channels sold to pay television providers in Mexico, as well as higher revenues from channels sold to pay television providers in Latin America. These increases were partially offset by lower revenues from channels sold to pay television providers in Spain.
Operating Income before Depreciation and Amortization
     Pay Television Networks operating income before depreciation and amortization increased by Ps.140.8 million, or 83.9%, to Ps.308.5 million for the year ended December 31, 2004, from Ps.167.7 million for the year ended December 31, 2003. This increase was primarily due to higher sales, a decrease in cost of sales due to lower signal and programming costs and lower operating expenses. Operating expenses decreased primarily due to a decrease in commissions and the provision for doubtful trade accounts.
Programming Exports
Net Sales
     Programming Exports net sales increased by Ps.209.3 million, or 11.8%, to Ps.1,981.2 million for the year ended December 31, 2004 from Ps.1,771.9 million for the year ended December 31, 2003. This increase was primarily due to higher royalties paid to us under our program license agreement with Univision, as well as an increase in export sales to Latin America. We received U.S.$105.0 million in royalties from Univision for the year ended December 31, 2004, as compared to U.S.$96.1 million for the year ended December 31, 2003. The increase in Programming Export net sales was partially offset by lower export sales to Europe, Asia and Africa.
Operating Income before Depreciation and Amortization
     Programming Exports operating income before depreciation and amortization increased by Ps.214.8 million, or 39.7%, to Ps.756.1 million for the year ended December 31, 2004 from Ps.541.3 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales, as well as a marginal decrease in cost of sales and operating expenses due to lower provision for doubtful trade accounts. The impact of these changes was partially offset by an increase in commissions, personnel costs and costs related to consulting services.

Publishing
Net Sales
     Publishing net sales increased by Ps.219.9 million, or 11.3%, to Ps.2,163.1 million for the year ended December 31, 2004 from Ps.1,943.2 million for the year ended December 31, 2003. This increase was primarily due to an increase in advertising pages sold in Mexico and abroad and an increase in magazines sold abroad. These increases in revenue were partially offset by a negative translation effect on foreign-currency denominated sales.
Operating Result before Depreciation and Amortization
     Publishing operating income before depreciation and amortization increased by Ps.62.7 million, or 16.6%, to Ps.438.9 million for the year ended December 31, 2004 from Ps.376.2 million for the year ended December 31, 2003. This increase primarily reflects the increase in net sales and was partially offset by increases (i) in cost of sales due to the increase in costs of supplies and (ii) operating expenses attributable to higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.
Publishing Distribution
Net Sales
     Publishing Distribution net sales decreased by Ps.304.3 million, or 15.8%, to Ps.1,626.4 million for the year ended December 31, 2004 from Ps.1,930.7 million for the year ended December 31, 2003. This decrease was primarily attributable to the change in the accounting treatment of sales described above, which reduced net sales by Ps.527.2 million in the fourth quarter of 2004, as well as a decrease in the distribution of magazines published by third parties and sold in Mexico and a negative translation effect on foreign-currency denominated sales. These decreases were partially offset by higher sales of magazines published by our Publishing segment and higher sales of magazines published by third parties and sold abroad.
     On a pro forma basis, giving effect to the accounting change described above for 2003 and 2004, Publishing Distribution net sales increased by Ps.13.6 million, or 3.7%, to Ps.381.1 million for the year ended December 31, 2004 from Ps.367.5 million for the year ended December 31, 2003.
Operating Result before Depreciation and Amortization
     Publishing Distribution operating income before depreciation and amortization decreased by Ps.35.6 million, to a loss of Ps.26.2 million for the year ended December 31, 2004 from income of Ps.9.4 million for the year ended December 31, 2003. This decrease primarily reflects the decrease in net sales and higher operating expenses related to the distribution of magazines. The impact of these changes was partially offset by a decrease in cost of sales associated with the decrease in volume of magazines sold.
Sky Mexico
Net Sales
     On a pro forma basis, giving effect to the consolidation of Sky Mexico as if it occurred on January 1, 2003, Sky Mexico net sales increased by Ps.775.0 million, or 18.7%, to Ps.4,928.0 million for the year ended December 31, 2004 from Ps.4,153.0 million for the year ended December 31, 2003. This increase was primarily due to a 17.0% increase in its subscriber base, which as of December 31, 2004 reached 1,002,500 gross active subscribers (including 60,700 commercial subscribers) compared to 856,600 gross active subscribers (including 48,500 commercial subscribers) as of December 31, 2003.

Operating Income before Depreciation and Amortization
     Sky Mexico operating income before depreciation and amortization increased by Ps.502.2 million, or 38.8%, to Ps.1,797.4 million for the year ended December 31, 2004 from Ps.1,295.2 million for the year ended December 31, 2003. This increase was due to the increase in net sales, partially offset by (i) higher programming and activations costs and (ii) an increase in operating expenses due to more free special events offered to subscribers, higher commissions and promotion expenses and higher call center costs.
Cable Television
Net Sales
     Cable Television net sales increased by Ps.93.2 million, or 8.7%, to Ps.1,165.5 million for the year ended December 31, 2004 from Ps.1,072.3 million for the year ended December 31, 2003. This increase is attributable to the elimination of the excise tax on telecommunication services, as well as higher revenues from advertising, broadband services and subscription fees. The impact of these changes was partially offset by a 2.6% decrease in the subscriber base during 2004 to 355,000, of which more than 123,000 were digital subscribers at December 31, 2004, from a subscriber base of 364,400, of which approximately 60,300 were digital subscribers, at December 31, 2003.
Operating Income before Depreciation and Amortization
     Cable Television operating income before depreciation and amortization increased by Ps.40.8 million, or 12.5%, to Ps.368.4 million for the year ended December 31, 2004 from Ps.327.6 million for the year ended December 31, 2003. This increase primarily reflects the increase in net sales, partially offset by an increase in (i) call center and personnel costs and (ii) advertising expenses.
Radio
Net Sales
     Radio net sales increased by Ps.34.6 million, or 12.8%, to Ps.305.6 million for the year ended December 31, 2004 from Ps.271.0 million for the year ended December 31, 2003. This increase primarily reflects an increase in advertising time sold especially in newscasts and sporting events programs.
Operating Income before Depreciation and Amortization
     Radio operating income before depreciation and amortization increased by Ps.8.4 million, or 33.8%, to Ps.32.8 million for the year ended December 31, 2004 from Ps.24.4 million for the year ended December 31, 2003. This increase was primarily due to the increase in net sales, partially offset by increases in (i) cost of sales related to the transmission of soccer games and programming costs, (ii) operating expenses due to higher commissions paid and (iii) the provision for doubtful trade accounts.
Other Businesses
Net Sales
     Other Businesses net sales increased by Ps.67.7 million, or 4.6%, to Ps.1,547.4 million for the year ended December 31, 2004 from Ps.1,479.7 million for the year ended December 31, 2003. This increase was primarily due to higher revenues from our feature films distribution and internet businesses. These increases in revenues were partially offset by lower revenues related to our sport events production, nationwide paging and dubbing businesses.
Operating Loss before Depreciation and Amortization
     Other Businesses operating loss before depreciation and amortization decreased by Ps.31.6 million, or 19.5%, to Ps.132.1 million for the year ended December 31, 2004 from Ps.163.7 million for the year ended December 31,

2003. This decrease reflects the increase in net sales and a decrease in operating expenses in our internet, nationwide paging and dubbing businesses. The impact of these changes was partially offset by an increase in cost of sales in the feature films distribution and sports events production businesses.
Depreciation and Amortization
     Depreciation and amortization expense increased by Ps.486.3 million, or 29.3%, to Ps.2,144.2 million for the year ended December 31, 2004 from Ps.1,657.9 million for the year ended December 31, 2003. This increase primarily reflects the depreciation expense of Sky Mexico and increases in the depreciation and amortization expenses related to our Television Broadcasting and Cable Television segments. The impact of these changes was partially offset by a decrease in amortization of deferred costs of EsMas.com.
Integral Cost of Financing, Net
     The expenses attributable to integral cost of financing increased by Ps.898.7 million, or 134.5%, to Ps.1,566.7 million for the year ended December 31, 2004 from Ps.668.0 million for the year ended December 31, 2003. This increase reflected:
•	a Ps.669.8 million increase in interest expense, primarily as a result of an increase in the average amount of debt, resulting from the consolidation of Sky Mexico’s debt beginning in the second quarter of 2004;

•	a Ps.305.4 million loss resulting from a net foreign exchange loss in 2004 compared to a net foreign exchange gain in 2003, primarily in connection with a negative hedge effect in 2004 that arose from a 0.68% appreciation of the Peso against the U.S. Dollar during 2004. This compares to a favorable hedge effect in 2003, resulting from a 7.27% depreciation of the Peso against the U.S. Dollar during the year ended December 31, 2003; and

•	a Ps.28.0 million decrease in interest income, reflecting Sky Mexico’s capitalization in September 2003 of all amounts due to us in connection with certain financing provided for this joint venture, which was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during 2004.
     These unfavorable variances were offset by a favorable Ps.104.5 million change resulting from a gain from monetary position compared to a loss from monetary position, primarily as a result of a higher net liability monetary position, as well as a higher inflation rate in 2004 (5.19%) compared with 2003 (3.98%).
Restructuring and Non-recurring Charges
     Restructuring and non-recurring charges decreased by Ps.306.0 million, or 42.8%, to Ps.408.4 million for the year ended December 31, 2004 compared to Ps.714.4 million for the year ended December 31, 2003. This decrease primarily reflects certain non-recurring charges recognized by us in 2003 in connection with (i) the payment of salary benefits to union employees, (ii) a loss on the disposal of long-lived assets and associated costs related to the sale of our nationwide paging business and (iii) a reduction in restructuring charges in connection with work force reductions. Additionally, we recognized non-recurring charges in the third quarter of 2004 resulting from impairment adjustments made to the carrying value in our Publishing Distribution business.
Other Expense, Net
     Other expense, net decreased by Ps.58.3 million, or 9.9%, to Ps.532.2 million for the year ended December 31, 2004 as compared to Ps.590.5 million for the year ended December 31, 2003. This decrease primarily reflects a reduction in the amortization of goodwill as we ceased amortizing this intangible asset beginning January 1, 2004 with the adoption of Mexican GAAP Bulletin B-7 related to business acquisitions, as well as a reduction in the loss on disposition of fixed assets. These decreases were partially offset by a loss on disposition of our 30% interest in a television programming production company in Spain in the second quarter of 2004 compared to a gain on disposition of our remaining minority interest in a DTH venture in Spain during the third quarter of 2003.

Income Tax and Assets Tax
     Income tax increased by Ps.433.4 million, or 55.4%, to Ps.1,215.5 million for the year ended December 31, 2004 from Ps.782.1 million for the year ended December 31, 2003. This increase primarily reflects a higher income tax base in 2004. Our effective income tax rate was 19% for the year ended December 31, 2004 as compared to 17% for the year ended December 31, 2003.
Equity in Earnings of Affiliates
     Equity in earnings of affiliates increased by Ps.604.7 million to Ps.635.5 million for the year ended December 31, 2004 compared to Ps.30.8 million for the year ended December 31, 2003. This increase primarily reflects:
•	the reversal of previous reserves due to our release from our PAS 6B satellite transponder guarantee in connection with Sky Multi-Country Partners;

•	the absence of equity loss of Sky Mexico of approximately Ps.215.4 million;

•	a reduction in our equity loss of DTH TechCo Partners of Ps.119.8 million in 2004; and

•	an increase in our equity income relating to our investment in Univision.
Minority Interest
     Minority interest increased by Ps.371.1 million to a charge of Ps.239.5 million for the year ended December 31, 2004 from a benefit of Ps.131.6 million for the year ended December 31, 2003. This increase primarily reflects the portion of net income attributable to the interest held by third parties in the Sky Mexico business beginning the second quarter of 2004.
Net Income
     We generated net income in the amount of Ps.4,460.6 million in 2004, as compared to net income of Ps.3,909.4 million in 2003. The net increase of Ps.551.2 million reflected:
•	a Ps.2,271.3 million increase in operating income;

•	a Ps.306.0 million decrease in restructuring and non-recurring charges;

•	a Ps.58.3 million decrease in other expense, net;

•	a Ps.604.7 million increase in equity in earnings from affiliates; and

•	a Ps.69.7 million decrease in loss from discontinued operations.
     These changes were partially offset by a Ps.898.7 million increase in integral cost of financing, net, a Ps.433.4 million increase in income taxes, a Ps.1,055.6 million increase in cumulative loss effect of accounting changes, net, and an increase of Ps.371.1 million in minority interest.
Effects of Devaluation and Inflation
     The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2003	2004	2005
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar(1)	7.3%	(0.7)%	(4.7)%
Mexican inflation rate(2)	4.0	5.2	3.3
U.S. inflation rate	1.9	3.3	3.4
Increase in Mexican GDP(3)	1.4	4.2	3.0

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.464 per U.S. Dollar as of December 31, 2002; Ps.11.225 per U.S. Dollar as of December 31, 2003; Ps.11.149 per U.S. Dollar as of December 31, 2004; and Ps.10.6265 per U.S. Dollar as of December 31, 2005.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 102.9 in 2002; 107.0 in 2003; 112.5 in 2004; and 116.3 in 2005.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2003, 2004 and 2005 as estimated by INEGI.
     The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Advertising and other revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay television services.

•	U.S. Dollar-denominated revenues and operating costs and expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our U.S. Dollar-denominated revenues and operating costs and expenses for 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	(Millions of U.S. Dollars)
Revenues	U.S.$414	U.S.$435	U.S.$385
Operating costs and expenses	411	443	393
     On a consolidated basis, in 2004 and 2005 our U.S. Dollar-denominated costs and expenses exceeded, and they could continue to exceed in the future, our U.S. Dollar-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.
•	Depreciation and amortization expense. We restate our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation, as well as the devaluation of the Peso as compared to the U.S. Dollar, increases the carrying value of these assets, which in turn increases the related depreciation expense.

•	Integral cost of financing. The devaluation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchanges losses, derivatives used to hedge foreign exchange risk and increased interest expense increase our integral cost of financing.
     In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800 million. As a result of these refinancings, we reduced our exposure to the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates. See “— Liquidity, Foreign Exchange and Capital Resources — Refinancings,” “— Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our year-end financial statements.
     We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In that connection, effective March 2002, we designated our investment in Univision as an effective hedge against our U.S. Dollar-denominated semi-annual interest payments with respect to both our U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 and our U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. See “Key Information — Risk Factors — Risk Factors Related to Mexico,” “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our year-end financial statements.
     Inflation under Mexican GAAP. Mexican GAAP requires that our financial statements recognize the effects of inflation. In particular, our financial statements reflect the:
•	restatement of Mexican non-monetary assets (other than transmission rights, inventories and equipment of non-Mexican origin), non-monetary liabilities and shareholders’ equity using the NCPI; and

•	restatement of all inventories at net replacement cost.
U.S. GAAP Reconciliation
     For a discussion of the principal quantitative and disclosure differences between Mexican GAAP and U.S. GAAP as they relate to us through December 31, 2005, see Note 24 to our year-end financial statements.
Recently Issued U.S. Accounting Standards
     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. We opted for the early adoption of SFAS 123 (R) using the modified retrospective application method which resulted in the restatement of prior years.
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.
     In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 will not have a material impact on our financial position or results of operations.
     On February 16, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of SFAS No. 155 will not have a material impact on our results of operations and financial condition.
     On March 29, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (SFAS 156), which requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose the fair value method or the amortization method, as measurement methods for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years that begin after September 15, 2006. Earlier adoption is permitted as of the beginning of a Company’s fiscal year, provided the Company has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of SFAS No. 156 will not have a material impact on our results of operations and financial position.
New Mexican Financial Reporting Standards
     Beginning June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”), assumed the responsibility for setting accounting and reporting standards in Mexico. In accordance with this responsibility, and after a due exposure process, in November 2005, the CINIF issued nine Financial Reporting Standards (“Normas de Información Financiera” or “NIFs”) that became effective on January 1, 2006. The new NIFs are comprised by NIF A-1 through NIF A-8, and NIF B-1, “Accounting Changes and Error Corrections.” NIF A-1 through NIF A-8 include a revised conceptual framework to develop Mexican accounting and reporting standards and achieve the convergence with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Under this revised conceptual framework, the hierarchy of Mexican NIFs is set up as follows: (i) NIF and NIF Interpretations (“INIF”) issued by the CINIF; (ii) Bulletins of Mexican GAAP issued by the Mexican Institute of Public Accountants that have not been modified, replaced or superseded by new NIFs; and (iii) those IFRS issued by the IASB recognized on a supplementary basis when no general or specific guidance is provided by Mexican GAAP Bulletins and/or NIFs. NIF A-1 through NIF A-8 are primarily standards of a general nature, and they are not expected to have a significant effect on our year-end consolidated financial statements.
     The new NIF B-1 applies to all voluntary changes in accounting principles and changes required by new accounting pronouncements in the case that the pronouncement does not include specific transition provisions, requires retrospective application to prior periods’ financial statements of accounting changes, and provides rules to determine the period-specific effects of an accounting change. NIF B-1 also provides guidance for the revision of previously issued financial statements to reflect the correction of an error. Through December 31, 2005, Mexican GAP Bulletin A-7, “Comparability,” required that changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

Critical Accounting Policies
     We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the accounting for programming, equity investments and the evaluation of definite lived and indefinite lived long-lived assets. For a full description of these and other accounting policies, see Note 1 and Note 24 to our year-end financial statements.
     Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the United States, Latin America (including Mexico), Asia and Europe. Under Mexican GAAP, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our year-end financial statements.
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

Liquidity, Foreign Exchange and Capital Resources
     Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2005, December 31, 2004 and December 31, 2003, we had received Ps.14,232.7 million (nominal), Ps.13,615.3 million (nominal) and Ps.12,354.9 million (nominal), respectively, of advertising deposits for television advertising during 2006, 2005 and 2004, respectively, representing U.S.$1.3 billion, U.S.$1.2 billion, and U.S.$1.1 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2005 represented a 4.5% (nominal) increase, or 2.0% in real terms, as compared to year-end 2004, and deposits as of December 31, 2004 represented a 10.2% (nominal) increase, or 4.3% in real terms, as compared to year-end 2003. Approximately 57.5%, 60.9% and 62.0% of the advanced payment deposits as of each of December 31, 2005, December 31, 2004 and December 31, 2003, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2005, December 31, 2004 and December 31, 2003 was 3.1 months, 3.5 months and 3.3 months, respectively.
     We expect to fund our cash needs during 2006, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2006 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2006 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
     Cash Basis Income. Our cash basis income is defined in our Consolidated Statement of Changes in Financial Position in our year end financial statements as “net income adjusted for non-cash items.” Non-cash items represent primarily depreciation and amortization, deferred income taxes and equity in results of affiliates, exclusive of changes in working capital. The Peso amounts in this section are expressed in millions of Pesos in purchasing power as of December 31, 2005.
     In 2005, we generated positive cash basis income of Ps.9,455.5 million, as compared to a positive cash basis income of Ps.8,304.9 million during 2004. This change was due primarily to the following increases in cash basis income:
•	a Ps.2,234.6 million increase in operating income; and

•	a Ps.112.8 million decrease in other expense, net.
     The increases in our cash basis income were partially offset by:
•	a Ps.973.6 million increase in income and assets taxes and employees’ profit sharing;

•	a Ps.200.1 million increase in integral cost of financing, which was due primarily to an increase in foreign exchange loss; and

•	a Ps.23.1 million increase in restructuring and non-recurring charges.
     In 2004, we generated positive cash basis income of Ps.8,304.9 million, as compared to a positive cash basis income of Ps.5,441.3 million during 2003. This change was due primarily to the following increases in cash basis income:
•	a Ps.2,757.6 million increase in operating income;

•	a Ps.557.6 million decrease in income and assets taxes and employees’ profit sharing; and

•	a Ps.557.1 million decrease in restructuring and non-recurring charges.
     The increases in our cash basis income were partially offset by:
•	a Ps.865.9 million increase in integral cost of financing, which was due primarily to an increase in interest expense and foreign exchange loss; and

•	a Ps.142.8 million increase in other expense, net.
     In 2003, we generated positive cash basis income of Ps.5,441.3 million, as compared to a positive cash basis income of Ps.3,629.4 million during 2002. This change was due primarily to the following increases in cash basis income:
•	a Ps.1,335.4 million increase in operating income;

•	a Ps.337.4 million decrease in other expense, net;

•	a Ps.237.1 million decrease in restructuring and non-recurring charges; and

•	a Ps.24.8 million decrease in integral cost of financing, which was due primarily to an increase in interest income and a decrease in interest expense.
     The increases in our cash basis income were partially offset by a Ps.122.8 million increase in income and assets taxes and employees’ profit sharing.
     Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
     During 2006, we expect to:
•	make aggregate expenditures for property, plant and equipment of approximately U.S.$300.0 million, which amount includes capital expenditures in amount of U.S.$52.0 million, U.S.$90.0 million, U.S.$45.0 million and approximately U.S.$19 million for the expansion and improvements of our Cable Television segment, Sky Mexico segment and gaming business, and in-store television advertising systems for 19 Wal-Mart de México stores, respectively; and

•	make aggregate investments of approximately U.S.$272.4 million, which amount includes investments of approximately U.S.$108.0 million, U.S.$58.7 million and U.S.$15.0 million related to La Sexta, two-thirds of the former Liberty Media's stake in Innova, and the acquisition of certain operating assets of a publishing company in Mexico and Latin America, respectively, as well as U.S.$90.7 million in connection with other potential investments and acquisitions of our different business segments.
     During 2005, we:
•	made aggregate capital expenditures for property, plant and equipment of approximately U.S.$248.3 million, which amount includes capital expenditures in the amount of U.S.$51.1 million and U.S.$109.2 million for the expansion and improvement of our Cable Television and Sky Mexico segments, respectively;

•	invested a capital contribution of U.S.$25.0 million in Volaris, a new, low-cost-carrier airline with a concession to operate in Mexico, and made a capital contribution of U.S.$1.4 million related to our Spanish venture, La Sexta; and

•	contributed Ps.5.0 million (nominal) to fund our seniority premium obligations.

     During 2004, we:
•	made aggregate capital expenditures for property, plant and equipment of approximately U.S.$174.6 million, which amount includes capital expenditures in the amount of U.S.$35.1 million and U.S.$57.6 million for the expansion and improvement of our Cable Television and Sky Mexico segments, respectively;

•	invested an aggregate of U.S.$12.5 million in our Latin America DTH joint ventures in the form of long-terms loans and/or capital contribution; and

•	contributed Ps.69.9 million (nominal) to fund our seniority premium obligations.
     For a description of commitments we have made in connection with our joint venture with Endemol, see “Information on the Company — Business Overview — Television — Programming.”
     Refinancings. During 2000, we completed a refinancing of our indebtedness which included the repurchase of a majority of the aggregate principal amounts of our Series A Senior Notes due May 2003, Series B Senior Notes due May 2006 and Senior Discount Debentures due May 2008, and the amendments to the related indentures. After giving effect to the amendments to the related indentures, substantially all of the restrictive covenants and certain of the events of default were eliminated. In May 2001, we redeemed all of the remaining Senior Discount Debentures outstanding and terminated the related indenture. In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. In May 2006, we repaid all of the remaining Series B Senior Notes with cash on hand. See “— Indebtedness” below and Note 9 to our year-end financial statements. For a description of the aggregate principal amount of Series B Senior Notes outstanding as of December 31, 2005, see “— Indebtedness” below.
     In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011, which net proceeds and cash on hand were used to repay approximately U.S.$300.0 million of a U.S.$400.0 million term loan facility that we entered into with a group of banks in May 2000, which originally matured in 2004. In December 2001, we entered into a U.S.$100.0 million long-term loan facility, the proceeds of which were used to repay the remaining approximately U.S.$100.0 million of indebtedness then outstanding under our U.S.$400.0 million term loan facility, which was subsequently terminated. For a description of our 8% Senior Notes due 2011 and the U.S.$100.0 million long-term loan facility, see “— Indebtedness” below.
     In connection with our acquisition of shares of preferred stock of Univision, as described under “Information on the Company — Business Overview — Univision,” on December 21, 2001, we entered into a U.S.$276.0 million bridge loan facility. We borrowed U.S.$276.0 million in a single drawing on December 21, 2001. We used all of the net proceeds from this bridge loan facility, together with approximately U.S.$99.0 million of cash on hand, to finance our acquisition of shares of preferred stock of Univision. See “Information on the Company — Business Overview — Univision.” We repaid all of the U.S.$276.0 million of indebtedness outstanding under this bridge loan facility with a substantial portion of the net proceeds from the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 in March 2002. For a description of our 8.5% Senior Notes due 2032, see “— Indebtedness” below.
     In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement, see “— Indebtedness” below.
     In October 2004, we entered into a seven-and-a-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. Net proceeds of this loan were used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due in August 2005.
     In March 2005, we issued U.S.$400.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025. We applied the net proceeds from this issuance, as well as cash on hand, to fund our tender offers for any or all or our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839.0 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. For a description of our 6 5/8% Senior Notes due 2025, see “— Indebtedness” below.
     In May 2005, we reopened our 6 5/8% Senior Notes due 2025 for an additional U.S.$200.0 million for an aggregate principal amount of U.S.$600.0 million of 6 5/8% Senior Notes due 2025 outstanding.
     In April 2006, Innova successfully completed a cash tender offer to purchase Innova ´s U.S.$300.0 million 9.375% Senior Notes due 2013 tendering 96.25% of the notes. This tender offer was funded by entering into two bank loans due in 2016 denominated in Pesos for a notional amount of Ps.3,500 at an average fixed interest rate for the first three years of 8.84%.
     Indebtedness. As of December 31, 2005, our consolidated long-term portion of debt amounted to Ps.18,137.2 million, and our consolidated current portion of debt was Ps.340.5 million. Additionally, as of December 31, 2005, Sky Mexico had long-term and current portions of a capital lease obligation totaling Ps.1,186.9 million and Ps.75.6 million, respectively. As of December 31, 2004, our consolidated long-term portion of debt amounted to Ps.19,575.1 million, and our consolidated current portion of debt was Ps.3,407.0 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2005 on a historical, actual basis. Information in following table is presented in millions of constant Pesos in purchasing power as of December 31, 2005:

	Debt Outstanding(1)
	December 31, 2005
Description of Debt	Actual		Interest Rate(2)	Denomination	Maturity of Debt
Long-term debt
Series B Senior Notes(3)	Ps.	57	11.875%	U.S. Dollars	2006
8% Senior Notes(4)(5)		802	8.0%	U.S. Dollars	2011
8.5% Senior Notes(4)(6)		3,188	8.5%	U.S. Dollars	2032
6 5/8% Senior Notes(4)(7)		6,376	6.625%	U.S. Dollars	2025
Innova’s 9 3/8% Senior Notes(8)		3,188	9.375%	U.S. Dollars	2013
UDI-denominated notes		941	8.15%	UDIs (Peso- Indexed)	2007

Banamex loan(9)		2,000	10.35%	Pesos	2010 and 2012
Banamex loan(10)		720	8.925%	Pesos	2006-2008
Banamex loan(11)		1,162	9.70%	Pesos	2009
Other debt(12)		44	5.61%	Various	2006-2010

Total debt (including current maturities)		18,478	—	—	13.80 years(13)
Less: current maturities		341	—	Various	December 2006

Total long-term debt	Ps.	18,137

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.10.6265 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2005.

(2)	Excludes additional amounts payable in respect of Mexican withholding taxes. See “Additional Information — Taxation — Mexican Taxes.”

(3)	Interest on the Series B Senior Notes is payable semi-annually. The Series B Notes bear interest at an effective rate of 12.49%. The Series B Senior Notes are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on the Series B Senior Notes, as well as at our option in certain cases. See Note 8 to our year-end financial statements.

(4)	Interest is payable semi-annually on each of the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025. The 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 bear interest at an effective rate of 9.07%, 8.41%, 8.94% and 6.97%, respectively. The 8.0% Senior Notes due 2011, the 8.5% Senior Notes

due 2032 and the 6 5/8% Senior Notes due 2025 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make in respect of these notes, as well as at our option in certain cases. See Note 8 to our year-end financial statements.

(5)	Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.0% Senior Notes due 2011 issued on September 13, 2001. We applied the net proceeds from this issuance, together with cash on hand, to repay approximately U.S.$300.0 million of the U.S.$400.0 million of indebtedness then outstanding under our prior U.S.$400.0 million term loan facility. As described below, we registered substantially all of these notes through an exchange offer in March 2002.

(6)	Reflects the issuance of U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032 issued on March 1, 2002. We applied a substantial portion of the net proceeds from this issuance to repay all of the U.S.$276.0 million of indebtedness then outstanding under our bridge loan facility. In July 2002, we registered all of our 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.

(7)	Reflects the issuance of U.S.$400.0 million and U.S.$200.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025 issued on March 18, 2005 and May 23, 2005, respectively. We applied the U.S.$400.0 million proceeds, together with cash on hand, to fund our tender offers for any or all of our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. The net proceeds of the U.S.$200.0 million issuance were used for general corporate purposes, including the prepayment of some of our company’s outstanding indebtedness. See Note 8 to our year-end financial statements.

(8)	In September 2003, Innova completed the offering of these U.S.$300.0 million Senior Notes, bearing an interest at a coupon rate of 9.375%, payable semi-annually. These securities are unsecured and unsubordinated indebtedness of Innova and contain certain restrictive covenants for Innova on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. On April 25, 2006 Innova completed a cash tender offer to purchase any and all of its 9.375% Senior Notes, and 96.25% of the Notes were tendered at a price of 112.329, which represented a total amount of US$324.3 million that Innova paid in connection with the tender offer on April 28, 2006. Innova entered into two bank loans, both of them in Mexican pesos and guaranteed by us, in order to pay for the above transaction. Currently there are only US$11.3 million outstanding of Innova’s 9.375% Senior Notes, which Innova may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any.

(9)	In October 2004, we entered into a long-term credit agreement with Banamex in the aggregate principal amount of Ps.2,000.0 million, which matures in 2010 (50%) and 2012 (50%). Interest on this loan is 10.35% per annum, and is payable on a monthly basis. The proceeds of this loan are intended to be used principally to prefund a portion of our debt maturing in August 2005.

(10)	In May 2003, we entered into a long-term credit agreement with Banamex for an aggregate principal amount of Ps.800.0 million, with two tranches of Ps.400.0 million each. The annual interest rate for the first tranche equals 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the “additional basis points”), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semi-annual maturities of Ps.40.0 million each in 2004, two semi-annual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003.

(11)	In May 2004, we entered into a long-term credit agreement with Banamex for an aggregate principal amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate of this indebtedness equals 9.70% and is payable on a monthly basis.

(12)	Includes outstanding indebtedness in the aggregate amount of Ps.44.0 million under the following bank loans and capital leases:
•	Ps.1.0 million in capital lease obligations. These obligations bear interest at a variable annual rate between 13% and 17% and have maturities ranging from 2006 to 2009; and

•	Ps.43.0 million in other bank loans, which are denominated in U.S. Dollars. These bank loans bear interest at a variable annual rate between 0.11 and 1.25 points above LIBOR and have maturities ranging from 2006 and 2010.

(13)	Actual weighted average maturity of long-term debt as of December 31, 2005.
     In April 2000, we issued UDI-denominated notes for an aggregate principal amount of 1,086,007,800 UDIs, pursuant to a medium-term note program in Mexico. Our UDI-denominated notes mature in 2007 and bear interest at an annual rate of 8.15%. The facility governing the medium-term note program pursuant to which we issued our

UDI-denominated notes does not contain any financial or restrictive covenants. In March 2005, as part of a refinancing plan, we launched a tender offer for any or all of our 8.15% UDI-denominated notes due 2007 through which approximately Ps.2,935.0 million (equivalent to approximately U.S.$262.0 million) in aggregate principal amount, representing approximately 76% of the outstanding principal amount of these notes, were tendered. See Note 8 to our year-end financial statements.
     In September 2001, we issued U.S.$300.0 million aggregate principal amount of 8.0% Senior Notes due 2011. Interest on the 8.0% Senior Notes due 2011 is payable semi-annually in March and September of each year, commencing in March 2002. In March 2005, as part of a refinancing plan, we consummated a tender offer for our Senior Notes due 2011 through which approximately U.S.$222.0 million in aggregate principal amount, representing approximately 74.0% of the outstanding principal amount of these notes, were tendered. An additional $5.5 million of the outstanding principal amount were repurchased through open market transactions between June 2005 and January 2006. In March 2002, we issued U.S.$300.0 million aggregate principal amount of 8.5% Senior Notes due 2032. Interest on the 8.5% Senior Notes due 2032 is payable semi-annually in March and September of each year, commencing in September 2002. In March 2005, we issued U.S.$400.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025. Interest on the 6 5/8% Senior Notes due 2025 is payable semi-annually in March and September of each year, commencing September 2005. In May 2005, we reopened our 6 5/8% Senior Notes due 2025 by issuing an additional U.S.$200.0 million under the same terms and payable semi-annually on the same dates as the 6 5/8% Senior Notes due 2025 issued in March 2005. The indenture related to the 8 5/8% Senior Notes due 2005, the 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 requires us to comply with certain covenants. The 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 are unsecured obligations, rank equally in right of payment with all of our future unsecured and subordinated indebtedness and are junior in right of payment to all existing and future liabilities of our subsidiaries. The 8.0% Senior Notes due 2011, the 8.5% Senior Notes due 2032 and the 6 5/8% Senior Notes due 2025 are redeemable by us in the event of certain changes in the law affecting the Mexican withholding tax treatment of certain payments we make on these notes. The 6 5/8% Senior Notes due 2025 are also redeemable at any time in whole or in part, at our option, by paying the greater of the principal amount of the notes and a “make-whole” amount, plus in each case accrued interest. In August 2005, we registered all of the U.S.$600.0 million 6 5/8% Senior Notes due 2025 pursuant to an exchange offer. We registered substantially all of the U.S.$300.0 million 8.0% Senior Notes due 2011 pursuant to an exchange offer in March 2002. In July 2002, we registered all of the 8.5% Senior Notes due 2032 pursuant to an exchange offer. See Note 9 to our year-end financial statements.
     As described above under “— Refinancings,” in December 2001, we entered into a U.S.$100.0 million term loan facility. We borrowed U.S.$100.0 million in a single drawing on December 21, 2001, the principal of which was payable over five years in semi-annual installments, commencing on June 21, 2005. Borrowings under this facility bore interest at a rate of 0.875% per annum over LIBOR. Interest in respect of principal amounts borrowed under this facility was payable in semi-annual installments. In May 2004, we prepaid any amounts outstanding under the U.S.$100.0 million term loan facility by using the net proceeds from a Ps.1,162.5 million long-term credit agreement that we entered into with a Mexican bank in May 2004, which terms are summarized below.
     The Ps.1,162.5 million long-term credit agreement contains restrictive covenants that limit our ability and the ability of our subsidiaries through which we conduct our television broadcasting, pay television networks and programming exports businesses to:
•	incur indebtedness;

•	make dividend payments;

•	issue and sell capital stock of restricted subsidiaries; and

•	consummate mergers and consolidations, liquidations, dissolutions or transfers of assets.
     The Ps.1,162.5 million long-term credit agreement also requires us to maintain:
•	a total net debt/EBITDA ratio (as defined) not greater than 3.50 to 1.00; and

•	a EBITDA/cash interest ratio (as defined) not less than 1.50 to 1.00.
     In the second quarter of 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. The principal amount is divided into two tranches of Ps.400.0 million each, with an annual interest rate for the first tranche of 9.35% plus additional basis points from 0 to 45 based on the maintenance of certain financial coverage ratios related to indebtedness (the “additional basis points”), and an annual interest rate for the second tranche equal to the Mexican interbank rate plus 40 basis points plus additional basis points. Interest due in connection with this credit agreement is payable on a 28-day basis. This indebtedness has two semi-annual maturities of Ps.40.0 million each in 2004, two semi-annual maturities of Ps.120.0 million each in 2006 and two quarterly maturities of Ps.240.0 million each in 2008. The terms of this credit agreement require us to comply with certain covenants and maintain certain financial ratios similar to those under the Ps.1,162.5 million long-term credit agreement summarized above. This credit agreement was subsequently amended to reflect a fixed annual interest rate of 8.50% plus additional basis points for the second tranche beginning in the third quarter of 2003. In October 2004, we entered into a seven-and-a-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. The net proceeds of this financing were used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount 8 5/8% Senior Notes due in August 2005.
     In addition, in April 2003 we prepaid a long-term loan for approximately 23.6 million Euros, which originally matured in June 2003. This indebtedness was incurred to finance the recapitalization of Vía Digital in January 2000.
     Interest Expense. Interest expense for 2005 was Ps.2,134.5 million, Ps.31.8 million of which was attributable to the index restatement of our UDI-denominated notes due 2007.
     The following table sets forth our interest expense for the years indicated:

	Year Ended December 31,(1)(2)
	2003		2004		2005
			(Millions of U.S. Dollars)
Interest payable in U.S. Dollars	U.S.$	70.2	U.S.$	110.0	U.S.$	118.0
Amounts currently payable under Mexican withholding taxes(3)		3.4		5.0		6.3

Total interest payable in U.S. Dollars	U.S.$	73.6	U.S.$	115.0	U.S.$	124.3

Peso equivalent of interest payable in U.S. Dollars	Ps.	882.8	Ps.	1,379.3	Ps.	1,377.7
Interest payable in Pesos		461.2		608.1		725.0
Restatement of UDI-denominated Notes due 2007		151.4		177.8		31.8

Total interest expense(4)	Ps.	1,495.4	Ps.	2,165.2	Ps.	2,134.5

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2005.

(2)	Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)	See “Additional Information — Taxation — Mexican Taxes.”

(4)	Total interest expense amounts in these periods exclude capitalized and hedged interest expense.
     Guarantees. We guarantee our proportionate share of our DTH joint ventures’ minimum commitments for use on PanAmSat and other transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of approximately U.S.$101.4 million as of December 31, 2005, related to Innova. In October 2005, in a series of related transactions, our company disposed of our 30% interest in DTH Techco Partners (Techco), and was released of any obligation in connection with a guarantee granted by the group in respect of certain of Techco’s indebtedness. As a result of this disposal, the group recognized a pretax loss of approximately Ps.160,141 as other expense, which primarily consisted of the aggregate amount of the carrying value of our company’s net investment in Techco, which included all of the outstanding amounts receivable in connection with long-term loans made by the group to Techco.
     In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation guaranteed by us was adjusted from 51.0% to 52.8%. In April, 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Information on the Company — Business Overview — DTH Joint Ventures,” “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Related Party Transactions,” “Information on the Company — Business Overwiew — DTH Joint Ventures” and Note 11 to our year-end financial statements.
Contractual Obligations and Commercial Commitments
     Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.
Contractual Obligations on the Balance Sheet
     The following table summarizes our contractual obligations on the balance sheet as of December 31, 2005:

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After 60 Months
			January 1, 2006 to		January 1, 2007 to		January 1, 2009 to		Subsequent to
	Total		December 31, 2006		December 31, 2008		December 31, 2010		December 31, 2010
			(Thousands of U.S. Dollars)
Series B Senior Notes	U.S.$	5,343	U.S.$	5,343	U.S.$	—	U.S.$	—	U.S.$	—
8% Senior Notes		75,484		3,533		—		—		71,951
8.5% Senior Notes		300,000		—		—		—		300,000
6.625% Senior Notes		600,000		—		—		—		600,000
Innova’s 9.375% Senior Notes		300,000		—		—		—		300,000
UDI-denominated Notes		88,559		—		88,559		—		—
Banamex loan II		67,755		22,585		45,170		—		—
Banamex loan III		109,393		—		—		109,393		—
Banamex loan IV		188,209		—		—		94,104		94,105
Other debt		4,089		577		921		2,591		—

Long-term debt		1,738,832		32,038		134,650		206,088		1,366,056
Satellite transponder obligation		118,810		7,115		16,922		21,274		73,499
Transmission rights(1)		80,496		54,029		19,791		6,676		—

Total contractual obligations	U.S.$	1,938,138	U.S.$	93,182	U.S.$	171,363	U.S.$	234,038	U.S.$	1,439,555

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.
   Contractual Obligations off the Balance Sheet
     The following table summarizes our contractual obligations off the balance sheet as of December 31, 2005:

	Payments Due by Period
			Less than
			12 Months		12-36 Months		36-60 Months		After 60 Months
			January 1, 2006 to		January 1, 2007 to		January 1, 2009 to		Subsequent to
	Total		December 31, 2006		December 31, 2008		December 31, 2010		December 31, 2010
			(Thousands of U.S. Dollars)
Capital expenditures commitments(1)	U.S.$	18,099	U.S.$	18,099	U.S.$	—	U.S.$	—	U.S.$	—
Guarantees(2)		12,534		—		12,534		—		—
Other(3)		11,056		11,056		—		—		—

Total contractual obligations	U.S.$	41,689	U.S.$	29,155	U.S.$	12,534	U.S.$	—	U.S.$	—

(1)	Our commitments for capital expenditures include U.S.$13,631, which are related to commitments to Sky Mexico projects.

(2)	In connection with the disposal of our investment in PanAmSat in 1997, we granted collateral to secure certain indemnification obligations. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimis amount. The collateral agreement will terminate in approximately two years.

(3)	In 2001, we entered into a 50/50 programming joint venture with Endemol, an international content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2005, we have commitments to acquire from Endemol programming formats through this joint venture up to in the aggregate U.S.$11.1 million through 2006.

Item 6. Directors, Senior Management and Employees
Board of Directors
     The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our shareholders at our April 28, 2006 annual shareholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Boards of Teléfonos de México, S.A. de C.V. and Banco Nacional de México, S.A. and former Vice Chairman of the Board of Univision	December 1990

In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa and former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	April 1998

María Asunción Aramburuzabala Larregui (05/02/63)	Vice Chairwoman of the Board and Member of the Executive Committee of Grupo Modelo, S.A. de C.V.	Chief Executive Officer of Tresalia Capital, S.A. de C.V. and Member of the Boards of Grupo Financiero Banamex, S.A. de C.V., Banco Nacional de México, S.A. and América Móvil, S.A. de C.V.	July 2000

Pedro Aspe Armella (07/07/50)	Chairman of the Board and Chief Executive Officer of Protego Asesores, S.A. de C.V.	Member of the Boards of The McGraw-Hill Companies and Xignux and former Member of the Board of Vector Casa de Bolsa, S.A. de C.V.	April 2003

Julio Barba Hurtado (05/20/33)	Legal Advisor to the President, Prosecretary to the Board and the Executive Committee of Grupo Televisa and Secretary to the Audit Committee of Grupo Televisa	Former Legal Advisor to Televisa, S.A. de C.V.	December 1990

José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television and Member of the Executive Committee of Grupo Televisa	Former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alberto Bailleres González (08/22/31)	President of Grupo Bal	Member of the Boards of Valores Mexicanos, Casa de Bolsa, S.A. de C.V., Desc., S.A. de C.V., Fomento Económico Mexicano, S.A. de C.V. (FEMSA), Grupo Financiero BBVA Bancomer, S.A. de C.V., Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A., Grupo Palacio de Hierro, S.A. de C.V., Profuturo GNP, S.A. de C.V., Aseguradora Porvenir GNP, S.A. de C.V. and President of the Board of Governors of the Instituto Tecnológico Autónomo de México, A.C. (ITAM)	April 2005

Manuel Jorge Cutillas Covani (03/01/32)	Director of Grupo Televisa	Member of the Board of Bacardi Limited and former Chairman of the Board of Bacardi Limited	April 1994

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, S.A. de C.V.	Member of the Boards of Anheuser Busch Co., Grupo Financiero Santander Mexicano, S.A. de C.V. and Emerson Electric, Co.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former President of the Mexican Chamber of Television and Radio Broadcasters and Deputy to the President of Grupo Televisa	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board and Chief Executive Officer of Kimberly-Clark de México, S.A. de C.V.	Member of the Boards of Kimberly-Clark Corporation, General Electric Co., Kellogg Company, Home Depot, Inc., Alfa, S.A. de C.V., Grupo Carso, S.A. de C.V., América Móvil, S.A. de C.V. and Investment Company of America, and former President of the Mexican Business Council	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México, S.A.	Former Chief Executive Officer of Banco Nacional de México, S.A. and Member of the Boards of Citigroup, Inc., Gruma, S.A. de C.V., Grupo Financiero Banamex Accival, S.A. de C.V., and the Nature Conservancy and World Monuments Fund	April 1992

Enrique Krauze Kleinbort (09/17/47)	Chief Executive Officer of Editorial Clío Libros y Videos, S.A. de C.V.	General Director of Editorial Clío Libros y Videos, S.A. de C.V.	April 1996

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board, Chief Executive Officer and President of Grupo México, S.A. de C.V.	Chairman of the Board and Chief Executive Officer of Asarco Incorporated, Southern Peru Copper Corporation and Grupo Ferroviario Mexicano, S.A. de C.V. and former Member of the Boards of Banco Nacional de México, S.A. and Bolsa Mexicana de Valores, S.A. de C.V.	April 1999

Gilberto Pérezalonso Cifuentes (03/06/43)	Chief Executive Officer of Corporación GEO, S.A. de C.V. and Member of the Audit Committee of Grupo Televisa	Member of the Boards of Grupo Gigante, S.A. de C.V., Southern Peru Copper Corporation and Afore Banamex, S.A.	April 1998

Carlos Slim Domit (02/28/67)	Chairman of the Board of Grupo Carso, S.A. de C.V. and Teléfonos de México, S.A. de C.V. and President of Grupo Sanborns, S.A. de C.V.	Vice Chairman of America Telecom, S.A. de C.V. and Member of the Boards of Grupo Condumex, S.A. de C.V., Phillip Morris Mexico, S.A. de C.V. and Sears Roebuck de Mexico, S.A. de C.V.	April 2004

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V. and former Advisor to former Mexican President Ernesto Zedillo	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and Chief Executive Officer of Desc, S.A. de C.V.	Member of the Boards of Teléfonos de México, S.A. de C.V., Alfa, S.A. de C.V., Kimberly Clark de México, S.A. de C.V. and Industrias Peñoles, S.A. de C.V.	April 1992

Enrique F. Senior Hernández (08/03/43)	Executive Vice President and Managing Director of Allen & Company Incorporated	Member of the Board of Pics Retail Networks and Member of the Board of Coca Cola Femsa and Member of the Board of Cinemark	April 2001

Lorenzo H. Zambrano Treviño (03/27/44)	Chairman of the Board and Chief Executive Officer of Cemex, S.A. de C.V.	Member of the Boards of Alfa, S.A. de C.V., Empresas ICA, Sociedad Controladora, S.A. de C.V., Fomento Económico Mexicano, S.A. de C.V. and Vitro, S.A. de C.V.	April 1999

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alternate Directors:

In alphabetical order:
Herbert Allen III (06/08/67)	Executive Vice President and Managing Director of Allen & Company Incorporated	Member of the Boards of Coca Cola Femsa, S.A. de C.V., Convera-Enterprise Software and Global Education Network	April 2002

Juan Pablo Andrade Frich (06/05/64)	Asset Manager of Tresalia Capital, S.A. de C.V. and Member of the Executive and Audit Committee of Grupo Televisa	Former Member of the Board of Televicentro and Member of the Board of Empresas Cablevisión, S.A. de C.V.	July 2000

Lucrecia Aramburuzabala Larregui (03/29/67)	Private Investor	Employee of Tresalia Capital, S.A. de C.V. and Member of the Board of Grupo Modelo, S.A. de C.V. and former Member of the Board of Televicentro	July 2000

Félix Araujo Ramírez (03/20/51)	Vice President of Telesistema Mexicano	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	April 2002

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Operations, Technical Service and Television Production of Grupo Televisa	Former Vice President of Operations — Televisa Chapultepec, former Vice President of Administration — Televisa San Angel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Director, Legal Department and Vice President — Legal General Counsel Television Division of Grupo Televisa and former associate at Martínez, Algaba, Estrella, De Haro y Galván-Duque, S.C.	April 2000

Juan Fernando Calvillo Armendáriz (12/27/41)	Vice President of Internal Auditing and Executive Secretary of the Audit Committee of Grupo Televisa	Member of the Board of Private Banking of Vanguardia, S.A. de C. V. and former Member of the Boards of Grupo Financiero Serfin, S.A. de C.V. and Serpaprosa, S.A. de C.V.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Rafael Carabias Príncipe (11/13/44)	Chief Financial Officer of Gestora de Inversiones Audiovisuales La Sexta, S.A.	Former Member of the Boards of Promecap, S.C. and Grupo Financiero del Sureste, S.A., former Director of Corporate Finance of Scotiabank Inverlat, S.A. and former Vice President of Administration of Grupo Televisa	April 1999

Francisco José Chévez Robelo (07/03/29)	Retired Partner of Chévez, Ruiz, Zamarripa y Cía, S.C. and Chairman of the Audit Committee of Grupo Televisa	Member of the Board of Empresas Cablevisión, S.A. de C.V. and former Partner of Chévez, Ruiz, Zamarripa y Cía, S.C.	April 2003

José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Member of the Boards of Alexander Forbes, S.A. de C.V. and Afore Bital, S.A.	April 2002

Salvi Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio MAS, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	Vice President of Newscasts of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

José Heredia Bretón (06/16/61)	Director of Sociedad de Inversión de Capitales of Grupo Financiero Inbursa, S.A.	Member of the Board of Banco Inbursa, S.A. , Member of the Board of Aseguradora Inbursa, S.A. de C.V. and former Director of Retail Business of Grupo Financiero Inbursa, S.A.	April 2004

José Antonio Lara del Olmo (09/02/70)	Vice President — Tax of Grupo Televisa	Former Tax Director of Grupo Televisa and former Associate of Chévez, Ruiz, Zamarripa y Cía, S.C.	April 2003

Jorge Lutteroth Echegoyen (01/24/53)	Vice President Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C.	April 2000

Alberto Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit Committee of Grupo Televisa	Former Tax Director of Wal-Mart de México, S.A. de C.V.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia, S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia, S.C.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Guillermo Nava Gómez Tagle (08/27/43)	Vice President of Administration — Televisa San Angel	Former Vice President of Corporate Finance of Grupo Televisa, former Vice President of Citibank — Colombia and former Finance Director of CIFRA	April 1999

Alexandre Moreira Penna Da Silva (12/25/54)	Chief Executive Officer of Innova	Former Vice President of Corporate Finance of Grupo Televisa and former Managing Director of JPMorgan Chase	April 2002
     María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernández González is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of María Asunción Aramburuzabala Larregui.
     María Asunción Aramburuzabala Larregui and Carlos Fernández González were beneficiaries of the Investor Trust, which before August 17, 2005 was one of our major shareholders through the ownership of 5.15% of the total issued and outstanding Shares. These Shares were then held in the Shareholder Trust. See “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — The Major Shareholders.” Pursuant to the Shareholder Trust agreement, the Investor Trust was entitled to nominate one individual to our Board of Directors so long as the Shares it held through the Shareholder Trust constituted more than 2% of the total issued and outstanding Shares. See “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — The Major Shareholders” for a further discussion of the rights of the Investor Trust.
Our Board of Directors
     General. The management of our business is vested in our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be “independent directors” under Mexican law (as described below), and the same number of alternate directors. See “Additional Information — Mexican Securities Market Law.” Under Mexican law, a person will not qualify as an “independent director” if he or she is, among other things:
•	one of our employees or managers;

•	a controlling shareholder, in our case, the beneficiaries of the Shareholder Trust;

•	a partner or employee of a company which provides advisory services to us or any company which is part of the same economic group as we are, that receives 10% or more of its income from us;

•	a significant client, supplier, debtor or creditor, or member of the Board or executive officer of any such entities;

•	an employee of any association, foundation, or partnership that receives at least 5% of its total donations from us; or

•	any high level executive officer of a corporation in which one of our high level executives is a member of the Board of Directors of that corporation.
     Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican shareholders. At our annual shareholders’ meeting on April 28, 2006 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special shareholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders’ meeting, and each serves until a successor is elected and takes office. All of the current and alternate members of the Board of Directors were elected by our shareholders at our 2006 annual shareholders’ special and general meetings, which were held on April 28, 2006.
     Quorum; Voting. In order to have a quorum for a meeting of the Board of Directors, generally at least 50% of the directors or their corresponding alternates must be present. However, in the case of a meeting of the Board of Directors to consider certain proposed acquisitions of our capital stock, at least 75% of the directors or their corresponding alternates must be present. See “Additional Information — Bylaws — Antitakeover Protections.” In the event of a deadlock of our Board, our Chairman will have the deciding vote.
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
     Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general shareholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez, José Antonio Bastón Patiño Julio Barba Hurtado,and Alejandro Quintero Iñiguez. In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Francisco José Chévez Robelo, who is the Chairman of this Committee, Gilberto Pérezalonso Cifuentes and Alberto Montiel Castellanos. In accordance with U.S. securities laws, the members of the Audit Committee must be independent directors. Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:
•	prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders’ meeting;

•	render an opinion as to transactions and arrangements with related parties, which must be approved by our Board of Directors; and

•	propose independent experts to render opinions in connection with transactions that deviate from our ordinary course of business, and which involve, among other things, (i) a related party, (ii) any purchase or sale of 10% or more of our assets, (iii) the grant by us of guarantees in an amount or amounts exceeding 30% of our assets or (iv) other transactions representing more than 1% of our assets.
Executive Officers
     The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

Name and Date of Birth	Current Position	Business Experience	First Appointed
Emilio Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Boards of Teléfonos de México, S.A. de C.V. and Banco Nacional de México, S.A. and former Vice Chairman of the Board of Univision	March 1997

Name and Date of Birth	Current Position	Business Experience	First Appointed
In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa, Member of the Board and of the Executive Committee of Grupo Televisa, former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	January 2004

Félix José Araujo Ramírez (03/20/51)	Vice President of Telesistema Mexicano	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Operations, Technical Service and Television Production of Grupo Televisa	Former Vice President of Operations — Televisa Chapultepec, former Vice President of Administration — Televisa San Angel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	February 2001

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión	Former General Manager of Pay Television Networks of Grupo Televisa	February 2003

Salvi Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio MAS, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Name and Date of Birth	Current Position	Business Experience	First Appointed
Bernardo Gómez Martínez (07/24/67)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy to the President of Grupo Televisa, member of the Board and of the Executive Committee of Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Eduardo Michelsen Delgado (03/03/71)	Chief Executive Officer of Editorial Televisa	Former General Director — Grupo Semana and former Project Director — McKinsey & Co.	January 2002

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Televisa	March 1992

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, Shareholder and Member of the Board of Grupo TV Promo, S.A. de C.V. and former advisor to former Mexican President Ernesto Zedillo	April 1998

Raúl Rodríguez González (06/20/59)	Chief Executive Officer Sistema Radiópolis	Former Media Advisor of Grupo Prisa and former Chief Executive Officer of Gerencia de Medios, S.A.	January 2002

Alexandre Moreira Penna Da Silva (12/25/54)	Chief Executive Officer of Innova	Former Vice President of Corporate Finance of Grupo Televisa and former Managing Director of JPMorgan Chase	January 2004
Compensation of Directors and Officers
     For the year ended December 31, 2005, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps.361.8 million (U.S.$34.0 million using the Interbank Rate, as reported by Banamex, as of December 31, 2005).
     We made Ps.74.9 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2005. Projected benefit obligations as of December 31, 2005 were approximately Ps.50.6 million.
Use of Certain Assets and Services
     We maintain an overall security program for Mr. Azcárraga, other top executives, their families, in some cases, and for other specific employees and service providers, as permitted under our “Política de Seguridad” policy, due to business-related security concerns. We refer to the individuals described above as Key Personnel. Our security program includes the use of our personnel, assets and services to accomplish security objectives.
     According to this program, we require, under certain circumstances, that certain authorized Key Personnel use aircrafts, either owned or leased by us, for non-business, as well as business travel for our benefit rather than as a personal benefit. The use of such aircrafts is carried out in accordance with, among others, our “Política de Seguridad” policy, which establishes guidelines under which authorized Key Personnel may use such aircrafts for personal purposes. If the use of such aircrafts for personal purposes exceeds the specified number of hours, the relevant Key Personnel must reimburse us for the cost of operating the aircrafts during the excess time of use. The aggregate amount of compensation set forth in “—Compensation” does include the cost to us of providing this service.
     In addition, certain Key Personnel is provided with security systems and equipment for their residences and/or automobiles and with security advice and personal protection services at their residences. The use of these security services is provided in accordance with our “Política de Seguridad” policy. The cost of these systems and services are incurred as a result of business-related concerns and are not considered for their personal benefit. As a result, the Company has not included such cost in “—Compensation.”
Stock Purchase Plan
     Pursuant to the terms of our stock purchase plan, as amended, we may grant eligible participants, who consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. Our shareholders have authorized the allocation of up to 8% of our capital stock to this and any other plans we may establish from time to time for the benefit of our employees. See “— Long-Term Retention Plan.” Pursuant to the stock purchase plan, the exercise or sale prices of the CPOs and/or CPO equivalents are based on then current market prices at the time the options are granted or the conditional sale agreement is executed. We have implemented the stock purchase plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.
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
     As of March 11, 2005, allocations and conditional sale agreements have been made or executed with respect to approximately 118 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 to Ps.19.10 (approximately U.S.$1.04 to U.S.$1.71) per CPO (in certain cases, adjusted upwards by a specified percentage ranging from 2% to 6%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30.0 million CPOs vested in February 2003, approximately 17.5 million CPOs vested in March 2004, approximately 17.5 million CPOs vested in March 2005, approximately 9.5 million CPOs vested in July 2005, and approximately 18.7 million vested in March 2006. Rights to the remaining CPOs currently vest no later than 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired or are terminated. See Notes 12 and 24 to our year-end financial statements.
     In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2005, approximately 40 million CPOs transferred to employee plan participants have been sold in open market transactions. Additional sales took place during the three months ended March 31, 2006 will continue to take place during or after 2006.
Long-Term Retention Plan
     At our general extraordinary and ordinary shareholders’ meeting held on April 30, 2002, our shareholders authorized the creation and implementation of a Long-Term Retention Plan, which supplements our existing stock purchase plan. At the meeting, our shareholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our shareholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. One of these special purpose trusts currently owns approximately 143.5 million CPOs or CPO equivalents, of which approximately 53% are in the form of CPOs and the remaining 47% are in the form of A, B, D and L Shares. We estimate that all of those CPOs and CPOs equivalents will become granted and/or vested in periods between 2008 and 2023. Pursuant to our Long-Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our shareholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market.
     As of December 31, 2005, awards under the Long-Term Retention Plan have been granted or reserved with respect to approximately 54.4 million CPOs or CPO equivalents, either in the form of CPOs or Shares, of which rights with respect to approximately 46.8 million CPOs or CPO equivalents shall vest between 2008 and 2010 at a price of approximately Ps.13.45 per CPO. The remaining 7.6 million CPOs or CPO equivalents may be exercised at a price of approximately Ps.28.05 per CPO in periods commencing in 2008 and ending in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by Government liquid securities). Pursuant to the resolutions adopted by our shareholders’ meeting, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan. See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash.”
Share Ownership of Directors and Officers
     Share ownership of our directors, alternate directors and executive officers is set forth in the table under “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions.” Except as set forth in this table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.
Statutory Auditors
     Under our bylaws, the holders of a majority of the outstanding A Shares and B Shares elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders’ meeting. For such election, the vote of the majority of the outstanding A Shares is also required. In accordance with the Mexican Securities Market Law, holders of common stock or non-voting stock representing at least 10% of a company’s capital stock shall have the right to appoint one statutory auditor. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors. The statutory auditors are also authorized to call ordinary or extraordinary general meetings, place items on the agenda for meetings of shareholders or the Board of Directors, attend meetings of shareholders, the Board of Directors or the audit committee and generally monitor our affairs. In addition, the statutory auditors are also required to report to the shareholders at the annual shareholders’ meeting regarding our financial statements and related matters, and must be invited to all Board and Audit and Executive Committee meetings, where they can attend but not vote. At our 2005 Annual Ordinary Shareholders’ Meeting, Mario Salazar Erdmann was elected to serve as our statutory auditor until the acceptance of the election by his successor at the next annual shareholders’ meeting and José Miguel Arrieta Méndez was elected as alternate statutory auditor.
Employees and Labor Relations
     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	Year Ended December 31,
	2003	2004	2005
Total number of employees	12,284	14,140	15,076
Category of activity:
Employees	12,248	14,104	15,042
Executives	36	36	34
Geographic location:
Mexico	10,912	12,769	13,680
Latin America (other than Mexico)	1,020	965	954
U.S	342	398	435
Spain	10	8	7

     As of December 31, 2003, 2004 and 2005, approximately half of our employees were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.
     On a pro forma basis, after giving effect to the consolidation of Innova, our total employee headcount would have been approximately 14,200 at December 31, 2003.

Item 7. Major Shareholders and Related Party Transactions
The Principal Shareholders and Related Party Transactions
     The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2006. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Share Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	42.90%	67,814,604	0.11%	107,886,870	0.12%	107,886,870	0.12%	14.65%
Inbursa Trust(3)	1,657,549,900	1.34%	1,458,643,912	2.46%	2,320,569,860	2.57%	2,320,569,860	2.57%	2.13%
Investor Trust(3)	—	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%
Morgan Stanley Investment Management Inc.(4)	3,435,215,250	2.8%	3,022,989,420	5.1%	4,809,301,350	5.3%	4,809,301,350	5.3%	4.4%
MFS Investment Management(5)	3,266,224,500	2.6%	2,874,277,560	4.9%	4,572,714,300	5.1%	4,572,714,300	5.1%	4.2%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2006. The number of shares issued and outstanding for legal purposes as of May 31, 2006 was 64,551,410,550 series A Shares, 56,805,241,284 series B Shares, 90,371,974,770 series D Shares and 90,371,974,770 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican GAAP only, the number of shares authorized, issued and outstanding as of May 31, 2006 was 61,683,238,475 series A Shares, 54,281,249,858 series B Shares, 86,356,533,865 series D Shares and 86,356,533,865 series L Shares in the form of CPOs, and an additional 52,915,848,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican GAAP as of May 31, 2006 does not include: (i) 38,558,047 CPOs and an additional 516,887,975 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 76,168,836 CPOs and an additional 5,493,876,435 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Notes 2 and 12 to our year-end financial statements.

(2)	Except indirectly through the Shareholder Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers.” This information is based on information provided by directors and executive officers.

(3)	For a description of the Shareholder Trust, see “— The Major Shareholders” below.

(4)	Based solely on information included in the Report on Form 13F filed on March 31, 2006 by Morgan Stanley Investment Management, Inc.

(5)	Based solely on information included in the Report on Form 13F filed on March 31, 2006 by MFS Investment Management.

The Major Shareholders
     Approximately 44.26% of the outstanding A Shares, 2.58% of the outstanding B Shares, 2.69% of the outstanding D Shares and 2.69% of the outstanding L Shares are held through the Shareholder Trust, including shares in the form of CPOs. The beneficiaries of the Shareholder Trust are a trust for the benefit of Emilio Azcárraga Jean (the “Azcárraga Trust”), and a trust for the benefit of Promotora Inbursa, S.A. de C.V. (the “Inbursa Trust”). Promotora Inbursa, S.A. de C.V. is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V.
     On August 17, 2005, a trust for the benefit of María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, Maria de las Nieves Fernández González, Antonino Fernández Rodríguez and Carlos Fernández González (the “Investor Trust”) released its Shares held in the Shareholder Trust, which represented 19.84% of the Shares held then through the Shareholder Trust. On July 1, 2005 the Inbursa Trust released 15,514,667,113 Shares from the Shareholders Trust, which represent two-thirds of the Shares it held through the Shareholders Trust before July 1, 2005.
     The Azcárraga Trust beneficially owns 87.29% of the Televisa shares held through the Shareholder Trust and the Inbursa Trust beneficially owns 12.71% of the Televisa shares held through the Shareholder Trust.
     The Televisa shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members — three appointed by the Azcárraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. On August 17, 2005, the Investor Trust released all of its shares held in the Shareholder Trust. Accordingly, the Investor Trust is no longer entitled to appoint a member of the Technical Committee. Therefore, decisions by the Technical Committee shall be approved by members appointed by the Azcárraga Trust and the Inbursa Trust. Accordingly, except as described below, Emilio Azcárraga Jean will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcárraga Jean. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcárraga Jean will have the ability to direct the election of eleven out of 20 members of our Board and in addition, since he controls the majority of A Shares, certain key matters including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws require his vote in favor.
     Pursuant to Televisa’s bylaws, holders of Series B shares are entitled to elect five out of 20 members of the Board of Directors. The Shareholder Trust regulates the manner in which shareholders participating in such trust are entitled to propose nominees as members of the Board of Directors to be elected by holders of Series B Shares. In accordance with the Shareholders Trust, the five nominees for which the trustee will vote the B Shares held by the Shareholders Trust are proposed by the shareholders participating in the Shareholders Trust, as follows (i) Emilio Azcárraga Jean is entitled to propose two nominees to be members of the Board of Directors elected by Series B Shares; (ii) the Investors Trust was entitled to propose one nominee, so long as the shares it held through the Shareholder Trust constituted more than 2% of the total issued and outstanding Televisa shares, however, on August 17, 2005, the Investor Trust released all of its shares held through the Shareholder Trust; and (iii) until the Inbursa Trust is entitled to release all its Televisa shares from the Shareholder Trust, and so long as the shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, the Inbursa Trust will be entitled to propose two nominees. In the event that one of the nominees proposed by the Inbursa Trust is not elected to our Board of Directors, then so long as Mr. Azcárraga Jean has the ability to direct the election of 11 Board members, the A Shares held through the Shareholder Trust will be voted for one individual nominated by the Inbursa Trust to serve on our Board.
     Because the B Shares held through the Shareholder Trust constitute only 2.58% of the total B Shares outstanding, there can be no assurance that individuals nominated by the Shareholder Trust beneficiaries will be elected to our Board.
     Pursuant to the arrangements constituting the Shareholder Trust, Emilio Azcárraga Jean agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Shareholder Trust agreement, including increases or reductions in the capital stock of

Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa’s Board of Directors, if different from Emilio Azcárraga Jean. Due to the Investor Trust releasing all the Shares it held through the Shareholder Trust on August 17, 2005, Emilio Azcárraga Jean is no longer obligated to consult on these matters with the Investor Trust. If the Inbursa Trust requests that shares be voted in a particular way on such a matter, and Mr. Azcárraga Jean declines to do so, the Inbursa Trust may immediately release its Televisa shares from the Shareholder Trust. These consultation rights will terminate if the Inbursa Trust ceases to be party to the Shareholder Trust or if it owns less than 2% of the total capital stock of Televisa.
     The beneficiaries of the Shareholder Trust will have only limited rights to transfer or pledge their trust interests without the consent of the other trust beneficiaries, but they may transfer freely to affiliated parties as defined in the Shareholder Trust Agreement.
     Except for two million CPOs which were released to the Fernández family immediately upon the completion of the Recapitalization, the Shareholder Trust beneficiaries were not permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust was permitted to release or sell any or all of its Shares from the Shareholder Trust. On August 17, 2005 the Investor Trust released all its Shares held in the Shareholder Trust. On January 13, 2006, a group of shareholders led by María Asunción Aramburuzabala Larregui, sold approximately 60 million of our CPOs which were formerly held by the Investor Trust.
     Beginning on July 1, 2005, the Inbursa Trust was allowed to release or sell up to two-thirds of its Shares held in the Shareholder Trust and beginning on July 1, 2009 it will be allowed to release or sell its remaining Shares held in the Shareholder Trust. On July 1, 2005 the Inbursa Trust released 15,514,667,113 Shares from the Shareholders Trust which represented two-thirds of the Shares it held through the Shareholders Trust before July 1, 2005.
     In addition, as described above, if the Inbursa Trust requests that Shares be voted in a particular way on any matter specifically set forth in the Shareholder Trust Agreement, and Mr. Azcárraga Jean declines to do so, the Inbursa Trust may immediately release its Shares.
Related Party Transactions
     Transactions and Arrangements With Innova. In 2003, 2004 and 2005, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transactions described below. We hold a 58.7% equity interest in Innova through a consolidated joint venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our year-end financial statements). Although we hold a majority of Innova’s equity, DIRECTV, has significant governance rights, including the right to block any transaction between us and Innova. See Note 9 to Innova’s year-end financial statements for all of the information that Innova must make publicly available in Mexico regarding transactions and arrangements with us.
     Capital Contributions and Loans. In May 2004, we entered into the following transactions with Innova and the other two equity owners of Innova at the time, News Corp. and Liberty Media, which had the net effect of increasing Innova’s net worth by U.S.$15 million but did not affect the relative ownership interests of any equity owner:
•	News Corp. contributed to Innova an account receivable of U.S.$15 million owed to News Corp. by Sky DTH, S. de R.L. de C.V., or Sky DTH;

•	We assigned to Sky DTH an account receivable of U.S.$15 million owed to us by Innova; and

•	Innova, Innova Holdings, News Corp., Liberty Media and Sky DTH agreed that the obligation owed by Innova to Sky DTH and the obligation owed by Sky DTH to Innova would be set off against each other and cancelled.
     In connection with this transaction, we and the other equity owners also increased Innova’s capital by a de minimis amount. See “Information on the Company — Business Overview — DTH Joint Ventures.”

     Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico, subject to some preexisting agreements with third parties. Innova paid us approximately Ps.292.0 million, Ps.370.0 million and Ps.389.2 million for these rights in 2003, 2004 and 2005, respectively. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services. In October 2004, we entered into new channel licensing agreements with Innova pursuant to which Innova will pay us a royalty fee to carry our over-the-air channel on its DTH service.
     In 2005 Innova, agreed to purchase from Televisa certain rights to the 2006 Soccer World Cup. Innova has the rights to air all 64 games of the World Cup, out of which 34 will be exclusively available to Sky subscribers. The cost of these rights plus production costs is expected to be U.S.$19.0 million.
     Advertising Services. Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2003, 2004 and 2005, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps.132.9 million, Ps.131.6 million and Ps.137.4 million for advertising services in 2003, 2004 and 2005, respectively.
     Guarantees. We have guaranteed a portion of Innova’s payments to PanAmSat for transponder services on satellite PAS-9. Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-9 satellite through September 2015. As of December 31, 2004 and 2005, we had guaranteed payments in the amount of U.S.$111.8 million and U.S.$101.4 million, respectively, which represented 51% of Innova’s obligations to PanAmSat at the end of each of 2004 and 2005. See “Information on the Company — Business Overview — DTH Joint Ventures.” See “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Related Party Transactions.” See Note 11 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to PanAmSat. We have also guaranteed 100% of Innova’s payment obligation under both the Ps.2.1 billion, 10-year bank loan with Banamex, as well as the Ps. 1.4 billion, 10-year bank loan with Banco Santader Serfin, S.A., or Santader.
     In July 2005, we entered into a long-term credit agreement with Innova in the aggregate principal amount of Ps.1,012,000, with a partial maturity (50%) in 2010 and the remainder in 2011, and interest of 10.55% per annum payable on a monthly basis. The proceeds from the credit agreement were used to prepay all of the outstanding amounts under a long-term credit agreement entered into in December 2004 between Innova and a Mexican bank in the same principal amount, and with the same maturity and interest conditions. In November 2005, Innova prepaid Ps.512 million of this loan at par and no penalty was incurred.
     Tax Sharing Agreement. We have a tax sharing agreement with Innova, which sets forth certain of our rights and obligations, as well as those of Innova, with respect to Innova’s liability for federal income and assets taxes imposed under Mexican tax laws. We received an authorization from Mexican tax authorities to include Innova’s results in our consolidated tax return for purposes of determining our income and assets taxes. Tax profits or losses obtained by Innova are consolidated with our tax profits or losses up to 100% of our percentage ownership of Innova, which is currently 58.7%. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to us an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset and income taxes, our direct or indirect percentage ownership of Innova’s capital stock.
     For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2005, see Note 16 to our year-end financial statements and Note 9 to Innova’s year-end financial statements. See also “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income” and “Information on the Company — Business Overview — DTH Joint Ventures — Mexico.”

     Transactions and Arrangements with MCOP. In November 2005, DIRECTV purchased all of our equity interest in MCOP, a DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. Prior to that sale, in 2003, 2004 and 2005, we engaged in various transactions with MCOP, including, without limitation, the transactions described below. See “Information on the Company — Business Overview — DTH Joint Ventures — Mexico.”
     Capital Contributions and Loans. From MCOP’s inception through December 2004, we have made approximately U.S.$139.2 million in capital contributions. Additionally, capital contributions of approximately U.S.$15.0 million were made on our behalf by News Corp. in which amount was reflected as a liability due to News Corp. in our consolidated balance sheets at December 31, 2003. During 2003 and 2004, we made loans to MCOP in the aggregate amount of U.S.$13.1 million and U.S.$7.2 million respectively, in connection with the transponder service agreement with PanAmSat. We are not obligated to make any further capital contributions or loans to MCOP and we no longer own an equity interest in MCOP.
     Programming. MCOP paid us approximately U.S.$1.5 million for rights to carry certain of our program services in 2003 and U.S.$0.5 million in 2004. MCOP currently pays the rates paid by third party providers of cable television and MMDS services for our various programming services.
     Guarantees. Until October 2004, we had guaranteed MCOP’s payments to PanAmSat for transponder services on PAS-6B in proportion to our respective ownership interest in MCOP, which was 30%. MCOP was obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. In October 2004, in conjunction with a series of agreements entered into by us with DIRECTV and News Corp., we were released from our satellite transponder guarantee, which, as of December 31, 2004, amounted to approximately Ps.357.2 million.
     For additional information concerning transactions with MCOP, see Note 2 to our year-end financial statements.
     Transactions and Arrangements with TechCo. In October 2005, DIRECTV purchased all of our equity interest in TechCo, our U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Prior to such sale, in 2003, 2004 and 2005, we engaged in transactions with TechCo, including, without limitation, the transactions described below.
     Capital Contributions and Loans. From TechCo’s inception through December 2004, we have made approximately U.S.$12.9 million in capital contributions. During 2003 and 2004, we made loans to TechCo in the aggregate amount of U.S.$7.5 million and U.S.$4.5 million, respectively, in connection with TechCo’s operating cash shortfall. We will not continue to fund TechCo’s shortfall in the future.
     Guarantees. We have guaranteed 36% of TechCo’s payments in respect of its capital lease obligations. TechCo was obligated to make payments under its capital leases with various maturities between 2005 and 2007 for an aggregate amount of U.S.$27.4 million in respect of its capital lease obligations. As of December 31, 2004, we had guaranteed payments by TechCo in the aggregate amount of U.S.$9.9 million.
     For additional information concerning transactions with TechCo, see Notes 2 and 5 to our year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico.”
     Transactions and Arrangements With Univision. In 2003, 2004 and 2005, we engaged in, and we expect that we will continue to engage in, transactions with Univision. We currently own 39,289,534 shares and warrants representing an approximate 11.4% equity stake in Univision, on a fully diluted basis. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see “Information on the Company — Business Overview — Television —Programming Exports,” “Information on the Company — Business Overview — Univision” and Note 16 to our year end financial statements.
     As described under “Information on the Company — Business Overview — Univision,” we currently have the right to appoint a member of Univision’s Board of Directors. In 2002, we appointed Emilio Azcárraga Jean, our Chairman of the Board, Chief Executive Officer, President and President of the Executive Committee of our Board, as our director, and Alfonso de Angoitia Noriega, our Executive Vice President, as our alternate director of

Univision. Univision subsequently appointed Mr. Azcárraga Jean as Vice-Chairman of its Board of Directors. Effective as of May 9, 2005, Mr. Azcárraga Jean and Mr. de Angoitia Noriega resigned as a director and alternate director, respectively, of Univision. In April 2006, we designated Ricardo Maldonado Yañez, Secretary to our Board of Directors, as our director on the Univision Board of Directors. We have not determined whether we will seek to elect a replacement alternate director to the Univision Board of Directors.
   Transactions and Arrangements With Our Directors and Officers
     On June 1, 2004, Servicios Profesionales, a company controlled by Emilio Azcárraga Jean, purchased a 5% interest of Más Fondos from Corporativo Vasco de Quiroga, S.A. de C.V., one of our subsidiaries and the controlling shareholder of Más Fondos. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. We received authorization for this transaction from the CNBV on June 28, 2004. For additional information concerning Más Fondos see “Information on the Company — Business Overview — Investments — Mutual Fund Venture.”
     On May 31, 2000, we made a personal loan in the amount of U.S.$150,000 to Jorge Eduardo Murguía Orozco, one of our executive officers. The aggregate principal amount of this loan, together with accrued interest, was repaid in full by Mr. Murguía in June 2004.
     Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions.
   Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Shareholders
     Production Services. FV Productions, LLC., a television production company owned by Ultra Enterprises, Inc. and Politzer Productions, Corp., provides, from time to time, production services as required by Televisa, S.A. de C.V. Ultra Enterprises, Inc. is currently controlled by Grupo Televicentro, S.A. de C.V., or Televicentro, where Mr. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, acts as a shareholder. FV Productions, LLC has provided Televisa the following production services: (i) during 2004, production services for the production of a telenovela entitled “Inocente de Ti”, which consisted of 135 episodes and had a cost of U.S.$5,640,482.76; and (ii) during 2004 and ending in 2005, production services for the production of a telenovela entitled “El Amor no Tiene Precio”, which consisted of 279 episodes and had a cost of U.S.$11,280,007.00. As of today Televisa is negotiating with FV Productions, LLC the production of a new telenovela. We believe that the fees paid by Televisa to FV Productions, LLC for the referred production services are comparable to those paid to third parties for these types of services. In addition, in June 2004, Televicentro granted Televisa a call option to require Televicentro to sell and Televisa granted Televicentro a put option to require Televisa to purchase, shares representing all of the outstanding equity interest of Ultra Enterprises, Inc. owned by Televicentro or by its subsidiary TVC Holdings USA, LLC at the time of exercise of the option. The options may be exercised at any time prior to June 30, 2009 for a price equal to 3.6 times the average of the operating income before depreciation and amortization of Ultra Enterprises, Inc. for the two years prior to the exercise of the option.
     Acquisition of Telespecialidades. In June 2003, we purchased all the outstanding equity of Telespecialidades, a company which was owned by all of the shareholders of Televicentro in the same proportion that they owned Televicentro. The total consideration we paid in connection with this acquisition was approximately U.S.$83.0 million, which was financed with cash on hand. At the time of the acquisition, Telespecialidades’s net assets consisted principally of 1,591,283 CPOs, which CPOs were previously owned by Televicentro, and tax loss carryforwards of approximately Ps.7,297.5 million. The terms of this acquisition were approved by our Audit Committee. Telespecialidades was merged into Televisa, S.A. de C.V. on December 31, 2003.
     Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2003, 2004 and 2005 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. has provided us with such services in 2005 and we expect to continue these arrangements through 2006.
     Loans from Banamex. From time to time in the past and in 2003, 2004 and 2005, Banamex made loans to us, Televicentro and several other of our affiliates, and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the

Board of Banamex. Mr. Hernández is also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Treviño, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
     Advertising Services. Two of our directors, María Asunción Aramburuzabala Larregui and Carlos Fernández González, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board and Executive Committee of, as well as shareholders of, Grupo Modelo, S.A. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2003, 2004 and 2005, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
     Several other members of our current Board serve as members of the Boards and/or shareholders of other companies. See “Directors, Senior Management and Employees.” Some of these companies, including Banamex, Kimberly-Clark de México, S.A. de C.V., Grupo Financiero Santander, S.A. de C.V. and Teléfonos de México, S.A. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2003, 2004 and 2005, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A. and our Corporate Vice President of Sales and Marketing, is a shareholder and member of the Board of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V. and TV Promo International, Inc. have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo and/or TV Promo, other than dividends to which he may be entitled to receive as shareholder, as the case may be. During 2005, TV Promo purchased unsold advertising from Televisa for a total of $144.7 million Pesos.
     Agency Services. As of July 2005, Maximedios Alternativos, S.A. de C.V., or Maximedios, a Mexican company, was appointed as sales agent of Televisa for the sale of in-store television advertising, airplane screen advertising, sponsorship of our soccer teams, as well as pay-tv advertising sales (which includes Innova, Televisa Networks, and Cablevision). Televisa, Innova, Televisa Networks and Cablevision, respectively pay Maximedios 15% of the revenues from advertising sales made on their behalf and Televisa pays Maximedios 15% of the revenues from airplane screen sales and in-store advertising and 5% of the revenues from sponsorships. Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A. and our Corporate Vice President of Sales and Marketing jointly with other members of his family, are majority shareholders and members of the Board of Grupo TV Promo, S.A. de C.V. and Producción y Creatividad Musical, S.A. de C.V., companies that have a majority interest in Maximedios. Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as indirect shareholder. During 2005, Televisa and the aforementioned affiliates, paid Maximedios the amount of $19 million Pesos, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.
     Legal and Advisory Services. During 2003, 2004 and 2005, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President

and was a member of the Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 16 to our year-end financial statements.

Item 8. Financial Information
     See “Item 18 — Financial Statements” and pages F-1 through F-62, which are incorporated herein by reference.
Item 9. The Offer and Listing
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

	Nominal Pesos per CPO(1)
	High		Low
2001	Ps.	25.90	Ps.	12.63

2002	Ps.	22.31	Ps.	12.44

2003	Ps.	23.56	Ps.	12.63
First Quarter		15.64		12.63
Second Quarter		18.71		13.75
Third Quarter		21.71		17.53
Fourth Quarter		23.56		19.80
December		23.41		21.18

2004	Ps.	34.93	Ps.	22.22
First Quarter		26.35		22.22
Second Quarter		26.74		22.73
Third Quarter		30.15		24.82
Fourth Quarter		34.93		30.24
December		34.86		32.71

2005	Ps.	44.13	Ps.	29.20
First Quarter		36.27		31.67
Second Quarter		34.27		29.20
Third Quarter		39.23		33.40
Fourth Quarter		44.13		36.51
December		44.13		41.67

2006 (through June 27, 2006)	Ps.	49.72	Ps.	37.67
First Quarter		44.96		40.49
January		44.96		42.30
February		44.24		41.32
March		43.48		40.49
Second Quarter (through June 27, 2006)		49.72		37.67
April		48.37		43.16
May		49.72		43.12
June (through June 27, 2006)		43.49		37.67

(1)	Source: Mexican Stock Exchange.

     The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High		Low
2001	U.S.$	13.375	U.S.$	6.7075

2002	U.S.$	12.1625	U.S.$	6.075

2003	U.S.$	10.5675	U.S.$	5.815
First Quarter		7.4875		5.815
Second Quarter		8.8625		6.4025
Third Quarter		9.9625		8.3875
Fourth Quarter		10.5675		8.7975
December		10.3		9.4

2004	U.S.$	15.6625	U.S.$	9.8075
First Quarter		11.835		10.02
Second Quarter		11.915		9.8075
Third Quarter		13.225		10.8975
Fourth Quarter		15.6625		13.31
December		15.6625		14.3825

2005	U.S.$	20.775	U.S.$	13.1875
First Quarter		16.39		14.125
Second Quarter		15.2375		13.1875
Third Quarter		18.165		15.5825
Fourth Quarter		20.775		16.7025
December		20.775		19.935

2006 (through June 27, 2006)	US$	22.87	US$	16.38
First Quarter		21.3475		18.77
January		21.3475		20.0275
February		21.085		19.615
March		19.90		18.77
Second Quarter (through June 27, 2006)		22.87		16.38
April		21.86		19.86
May		22.87		19.07
June (through June 27, 2006)		19.36		16.38

(1)	Source: NYSE.
     Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business.” There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of June 27, 2006, approximately 380,531,798 million GDSs were held of record by 113 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long Term Retention Plan, as described under “Major Shareholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan.”

Trading on the Mexican Stock Exchange
Overview
     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares.
     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.
     Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico has been developed.
Market Regulation and Registration Standards
     In 1946, the Comisión Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comisión Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations with variable capital, or sociedades anónimas de capital variable. The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican Securities Market Law empowers the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.
     As of June 2, 2001, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as shareholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary shareholders’ meeting, which was held on April 30, 2002. See “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections” and “Additional Information — Bylaws — Antitakeover Protections.”
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
     The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange. To be registered, issuers will be required to have, among other things:
•	a minimum number of years of operating history;

•	a minimum financial condition;

•	a minimum number of shares or CPOs to be publicly offered to public investors;

•	a minimum price for the securities to be offered;

•	a minimum of 15% of the capital stock placed among public investors;

•	a minimum of 200 holders of shares or of shares represented by CPOs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering;

•	the following distribution of the securities offered pursuant to an offering in Mexico: (i) at least 50% of the total number of securities offered must be placed among investors who acquire less than 5% of the total number of securities offered; and (ii) no investor may acquire more than 40% of the total number of securities offered; and

•	complied with certain corporate governance requirements.
     To maintain its registration, an issuer will be required to have, among other things:
•	a minimum financial condition;

•	minimum operating conditions, including a minimum number of trades;

•	a minimum trading price of its securities;

•	a minimum of 12% of the capital stock held by public investors;

•	a minimum of 100 holders of shares or of shares represented by CPOs who are deemed to be public investors under the General CNBV Rules; and

•	complied with certain corporate governance requirements.
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
     Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Pursuant to the General CNBV Rules, the internal regulations of the Mexican Stock Exchange must be amended to include, among other things, the implementation of the Sistema Electrónico de Envío y Difusión de Información, or the SEDI, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange, which will be similar to, but will replace, the existing Sistema Electrónico de Comunicación con Emisores de Valores, or EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Información Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.
     The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the SEDI information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:
•	the entering into or termination of joint venture agreements or agreements with key suppliers;

•	the creation of new lines of businesses or services;

•	significant deviations in expected or projected operating performance;

•	the restructuring or payment of significant indebtedness;

•	material litigation or labor conflicts;

•	changes in dividend policy;

•	the commencement of any insolvency, suspension or bankruptcy proceedings;

•	changes in the directors; and

•	any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.
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
     The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer:
•	if the issuer does not adequately disclose a material event; or

•	upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

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
     Pursuant to the Mexican Securities Market Law, shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. In addition, the Mexican Securities Market Law provides that the CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer. See “Additional Information — Mexican Securities Market Law.”
     In addition, the Mexican Securities Market Law requires shareholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of any ownership changes in shares of the company that results in a transfer of shares representing a beneficial ownership interest of 10% or more, within ten business days following the transaction in question.

Item 10. Additional Information
Mexican Securities Market Law
     The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001, and have been implemented by governmental regulations. We amended our bylaws at our annual shareholders’ meeting, which was held on April 30, 2002, to reflect some of these amendments, including amendments that:
•	established a Board with at least five and not more than 20 members and alternate members, of which 25% must qualify as “independent directors” under Mexican law;

•	adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and

•	provide additional protections for minority shareholders.
     For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see “Directors, Senior Management and Employees — Board of Directors,” “Directors, Senior Management and Employees — Our Board of Directors — Committees of Our Board of Directors,” and “— Bylaws — Other Provisions — Share Repurchases” and “— Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections.”
     In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See “— Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections” and “Bylaws — Antitakeover Protections.” The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing CPO structure will not be affected by this aspect of the Mexican Securities Market Law.
     The Mexican Securities Market Law imposes some restrictions on shareholders of issuers listed on the Mexican Stock Exchange. Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions without specifying the names of the parties involved. The CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer.
     On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror’s ownership to 10% or more, but not more than 30%, of the company’s outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party’s ownership interest in a public company by 5% or more of the company’s outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to 30% or more, but not more than 50%, of the company’s voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to more than 50% of the company’s voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority shareholders than those afforded by law. See “— Bylaws — Antitakeover Protections.”
     On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law became effective on June 28, 2006 and in some cases will allow an additional period of 180 days (late December 2006) for issuers to incorporate in their by-laws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to shareholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (vii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.
     The new Mexican Securities Market Law does not substantially modify the reporting obligations of issuers of equity securities listed in the Mexican Stock Exchange. The new Mexican Securities Market Law reinforces insider trading restrictions and specifically includes, within such restrictions, trading in options and derivatives the underlying security of which is issued by such entity. Among other changes, the new Mexican Securities Market Law provides for a course of action available to anyone who traded (as a counterparty) with someone in possession of privileged information to seek the appropriate indemnification.
     Pursuant to both the current and the new Mexican Securities Market Law:
•	members of a listed issuer’s board of directors,

•	shareholders controlling 10% or more of a listed issuer’s outstanding share capital,

•	advisors,

•	groups controlling 25% or more of a listed issuer’s outstanding share capital and

•	other insiders
must inform the CNBV of any transactions undertaken with securities of a listed issuer.
     In addition, under both the current and the new Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.
     The new Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico. Under the new law, tender offers may be voluntary or mandatory. All tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering shareholders. Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares. In calculating the intended purchase amount, convertible securities, warrants and derivatives the underlying security of which are such shares must be considered. The new law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid in connection with non-compete or similar obligations. The new law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.
     The new Mexican Securities Market Law ratifies that public companies may insert provisions in their by-laws pursuant to which the acquisition of control of the company, by the company’s shareholders or third parties, may be prevented, if such provisions (i) are approved by shareholders without the negative vote of shareholders representing 5% or more of the outstanding shares, (ii) do not exclude any shareholder or group of shareholders, and (iii) do not restrict, in an absolute manner, the change of control.
Bylaws
     Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Directors, Senior Management and Employees.”
Organization and Register
     Televisa is a sociedad anónima, or limited liability stock corporation, organized under the laws of Mexico in accordance with the Mexican Companies Law. Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, D.F., and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.
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
Voting Rights and Shareholders’ Meetings
     Holders of A Shares. Holders of A Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right, voting as a class, to appoint eleven members of our Board of Directors and the corresponding alternate directors. In addition to requiring approval by a majority of all Shares entitled to vote together on a particular corporate matter, certain corporate matters must be approved by a majority of the holders of A Shares voting separately. These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.
     Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the B Shares will be elected at a shareholders’ meeting that must be held within the first four months after the end of each year beginning in 2005.
     Holders of D Shares and L Shares. Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:
•	our transformation from one type of company to another;

•	any merger (even if we are the surviving entity);

•	extension of our existence beyond our prescribed duration;

•	our dissolution before our prescribed duration (which is currently December 2089);

•	a change in our corporate purpose;

•	a change in our nationality; and

•	the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the National Registry of Securities, or NRS, and with any other Mexican or foreign stock exchange in which such shares or securities are registered.
     Holders of L Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of L Shares are also entitled to vote at extraordinary general meetings on the following matters:
•	our transformation from one type of company to another;

•	any merger in which we are not the surviving entity; and

•	the cancellation from registration of the L Shares or the securities that represent the L Shares with the special section of the NRS.
     The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See “— Other Provisions — Appraisal Rights and Other Minority Protections.”
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
     General shareholders’ meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, members of our Audit Committee or our statutory auditors. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the D Shares or L Shares or the securities representing these Shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Shareholders may be represented at any shareholders’ meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law, as amended, and in our bylaws.
     Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the L Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the A Shares, B Shares and D Shares held in the CPO Trust. Voting rights in respect of these A Shares, B Shares and D Shares may only be exercised by the CPO Trustee. A Shares, B Shares and D Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, (a) will be voted at special meetings of A Shares, B Shares or D Shares, as the case may be, as instructed by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and (b) will be voted at any general meeting where such series has the right to vote in the same manner as the majority of the outstanding A Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. L Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted, at special meetings of L Shares and at general extraordinary meetings where L Shares have voting rights, as instructed by the Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the shareholders’ meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.
     As described in “Major Shareholders and Related Party Transactions,” A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Shareholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Shareholder Trust constitute 13.28% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.
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
     The Depositary will mail information on shareholders’ meetings to all holders of GDRs. At least six business days prior to the relevant shareholders’ meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares. Since the CPO Trustee must also receive voting instructions five business days prior to the shareholders’ meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions. Holders that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.
     Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D

Shares represented by CPOs or attend shareholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs.” If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant shareholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant shareholders’ meeting and, as a result, the underlying shares will be voted in the manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.
     If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the Depositary and the Custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the Depositary and the Custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
     Under the terms of the CPO Trust, beginning in December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the Shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the Shares, all of those Shares and deliver to the holder any proceeds derived from the sale.
Dividend Rights
     At our annual ordinary general shareholders’ meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares voting together and a majority of the A Shares voting separately. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares and B Shares voting together, and a majority of the A Shares voting separately, is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.
Preferential Rights of D Shares
     Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps. 0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:
•	first, to the payment of dividends with respect to the A Shares, the B Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend; and

•	second, to the payment of dividends with respect to the A Shares, B Shares, D Shares and L Shares, such that the dividend per share is equal.
     Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:
•	accrued but unpaid dividends in respect of their D Shares; plus

•	the theoretical value of their D Shares as set forth in our bylaws. See “Other Provisions — Dissolution or Liquidation.”
Limitation on Capital Increases
     Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder’s existing Shares of that series. In addition, primary issuances of A Shares, B Shares, D Shares and L Shares in the form of CPOs may be limited under the Mexican Securities Market Law, as amended. As a result of grandfathering provisions, our existing CPO structure will not be affected by the amendments to the law. However, in the case of primary issuances of additional A Shares, B Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares may be required to be converted into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, as amended, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors. The vote of the holders of a majority of the A Shares is necessary to approve capital increases.
Preemptive Rights
     In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder’s existing proportionate holdings of shares of that series. Shareholders must exercise their preemptive rights within the time period fixed by our shareholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federación and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.
     U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our shareholders’ meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.
Limitations on Share Ownership
     Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Regulations. The Economics Ministry and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock (a “foreign exclusion clause”). However, the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own specified interests in the capital of certain Mexican enterprises. In particular, the Foreign Investment Law provides that certain investments are considered “neutral investments” and are not included in the calculation of the foreign investment percentage for the relevant Mexican entity.

     In order to comply with these restrictions, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a “neutral investment” and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.
     The Foreign Investment Law and Foreign Investment Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments. In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our bylaws and Mexican Federal Radio and Television Law from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.
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
Other Provisions
     Forfeiture of Shares. As required by Mexican law, our bylaws provide that for L Shares and CPOs, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:
•	to be considered as Mexicans with respect to the L Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•	not to invoke the protection of their own governments with respect to their ownership of L Shares and CPOs.
Failure to comply is subject to a penalty of forfeiture of such a shareholders’ capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholders’ rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Televisa. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.
     Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.
     Duration. Our corporate existence under our bylaws continues until 2089.

     Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps. 0.00683551495 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all shareholders in proportion to their number of Shares and amount paid.
     Redemption. Our bylaws provide that we may redeem our Shares with distributable profits without reducing our capital stock by way of a shareholder resolution at an extraordinary shareholders’ meeting. In accordance with Mexican law and our bylaws:
•	any redemption shall be made on a pro-rata basis among all of our shareholders;

•	to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders’ resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

•	any redeemed shares must be cancelled.
     Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our Shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our shareholders at a ordinary general shareholders’ meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased Shares remain in our possession or our capital stock if the repurchased Shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased Shares, if any. Any surplus is charged to the reserve for share repurchases. If the purchase price of the Shares is less than the theoretical value of the repurchased Shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased Shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased Shares cannot be represented at any shareholders’ meeting.
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
     Appraisal Rights and Other Minority Protections. Whenever our shareholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any shareholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, B Shares, D Shares or L Shares in an amount calculated in accordance with Mexican law. However, shareholders must exercise their appraisal rights within fifteen days after the shareholders’ meeting at which the matter was approved. Because the holders of L Shares and D Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See “— Voting Rights and Shareholders’ Meetings.”
     Because the CPO Trustee must vote at a general shareholders’ meeting, the A Shares, B Shares and D Shares held by non-Mexicans in the CPO Trust in the same manner as the majority of the A Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be), the A Shares, B Shares and D Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to A Shares, B Shares or D Shares. The CPO Trustee will exercise such other corporate rights at special shareholders’ meetings with respect to the underlying A Shares, B Shares and D Shares as may be directed by the Technical Committee of the CPO trust.
     Our bylaws include provisions that permit:
•	holders of at least 10% of our outstanding capital stock to call a shareholders’ meeting in which they are entitled to vote;

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 15% of our outstanding capital stock to bring an action for civil liabilities against our directors;

•	holders of at least 10% of our Shares that are entitled to vote and are represented at a shareholders’ meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any shareholder resolution.
     See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the U.S.” In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors. The protections afforded to minority shareholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders in Mexico also cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Shareholders’ Meetings.” As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or Major Shareholders than it is for shareholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Security Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.
Antitakeover Protections
     General. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of common Shares (as defined below) which, when coupled with common Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding common Shares, (ii) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group of competitors or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of Shares representing 10% or more of our outstanding Shares, and (iv) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our shareholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be considered the beneficial owners of such Shares under our bylaws and will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs.
     Pursuant to our bylaws, a “competitor” is generally defined as any person or entity who, directly or indirectly, is engaged in any of the following businesses or activities: television production and broadcasting, pay television production, program licensing, direct-to-home satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A “competitor” is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.
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
     Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary shareholders’ meeting as described below in “Shareholder Notices, Meetings, Quorum Requirements and Approvals,” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.
     Shareholder Notices, Meetings, Quorum Requirements and Approvals. In the event (i) of a proposed acquisition of Shares that would result in a “change of control,” (ii) that our Board cannot hold a Board meeting for any reason, (iii) of a proposed acquisition by a competitor and having certain characteristics, or (iv) that the Board determines that the proposed acquisition must be approved by our shareholders at a general extraordinary shareholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares, (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary shareholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary shareholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary shareholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common Shares at the offices of our Secretary.
     Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, authorize an acquisition of common Shares which increases the acquiror’s ownership to 20% or more, but not more than 50%, of our outstanding common Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of common Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our shareholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the common Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the common Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the shareholders’ resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or shareholders’ meeting, as the case may be. All holders must be paid the same price for their common Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority shareholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.
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

Enforceability of Civil Liabilities
     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S. and some of the experts named in this annual report also reside outside of the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See “Key Information — Risk Factors — Risks Factors Related to Our Securities — It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons.”
Material Contracts
     We have been granted a number of concessions by the Mexican government that authorize us to broadcast our programming over our television and radio stations and our cable and DTH systems. These concessions are described under “Information on the Company — Business Overview — Regulation.” If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions.”
     We operate our DTH satellite service in Mexico, Innova, through our DTH joint venture partners in Latin America, excluding Mexico and Brazil, through a partnership with DIRECTV. See “Information on the Company — Business Overview — DTH Joint Ventures.”
     We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S.$100 million term loan facility in December 2001 and U.S.$300 million in aggregate principal amount of 8.5% Senior Notes due 2032. We redeemed all of our remaining Senior Discount Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. Also, in March 2005, we completed a refinancing involving a tender offer for each of our outstanding U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011 and our outstanding Ps. 3.0 billion (nominal) as of April 14, 2000 of our UDI-denominated notes due 2007. As part of this refinancing, we also issued U.S.$400 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In May 2005, through a reopening of the same series of note, we issued an additional U.S.$200 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In addition, we repaid all of the remaining Series B Senior Notes due 2005. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032 and our 6 5/8% Senior Notes due 2025, our facilities with a Mexican bank, our five-year term U.S.$100.0 million loan facility and our Ps.800 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
     On May 17, 2004, we entered into a long-term credit agreement with a Mexican bank for an aggregate amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate is 9.70%. See “Operating and Financial

Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
     On October 22, 2004, we entered into another long-term credit agreement with a Mexican bank for an aggregate amount of Ps.2,000.0 million which matures in 2012. The interest rate is 10.35%. For more information regarding this credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
     Our transactions and arrangements with related parties are described under “Major Shareholders and Related Party Transactions — The Principal Shareholders and Related Party Transactions — Related Party Transactions.”
     For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision.”
Legal Proceedings
     In June 2003, we were notified by the Secretaría de Hacienda y Crédito Público, or the Mexican tax authority, of a federal tax assessment for approximately Ps.302.0 million plus approximately Ps.658.7 million of penalties and surcharges. We challenged the assessment before the Mexican Federal Tax Court. The first instance resolution is currently pending. The assessment, which relates to an alleged assets tax liability for the year ended December 31, 1994, was originally brought by the Mexican tax authority in 1999, but was dismissed in 2002 on procedural grounds. We challenged the assessment before the Federal Tax Court. Currently the first instance resolution is pending. We believe that this claimed assessment is without merit, and we are vigorously defending against it before the appropriate judicial authority, although no assurances can be given as to the outcome of this dispute. We have not accounted for any provisions in connection with this matter.
     On October 18, 2004, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, filed an action in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida against DTVLA, DIRECTV, DIRECTV International, Inc., DIRECTV Latin America Holdings, Inc. (together, the “DIRECTV Defendants”); News Corp. Ltd.; Televisa; MCOP; Innova and Globo Communicacoes e Participacoes, S.A. The complaint seeks an injunction based on allegations that the DIRECTV Defendants breached fiduciary and contractual duties to Darlene by entering into transactions with MCOP, Sky Brasil Servicos Ltda. and Innova in respect of their respective direct-to-home satellite services and that the remaining defendants aided and abetted the DIRECTV Defendant’s alleged breaches of their contractual and fiduciary duties. The complaint also asserts claims for monetary damages against the DIRECTV Defendants and News Corp. based on fraud and tortious interference with contract. The DIRECTV Defendants moved to stay the action pending arbitration on the grounds that disputes between the DIRECTV Defendants and Darlene are subject to arbitration under their relevant contracts. On November 3, 2005, the motion to stay was granted and the judge essentially stayed all proceedings pending the arbitration among Darlene, DIRECTV and DTVLA. We believe Darlene’s claims against us and Innova are without merit and intend to vigorously defend against these claims. News Corp. has agreed to indemnify us for any losses arising out of these claims.
     In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled “La Lupa,” or “Catch the Clue.” In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment was filed and the parties are currently in the process of arguing before the court the amounts that we will be liable to pay to plaintiffs. Although we currently believe that the ultimate amount of damages will not be material, no assurances can be given in this regard.
     We have been named as a defendant in a first amended complaint dated February 23, 2006 purportedly filed by Welk Group Inc. (“Welk”) in California Superior Court. The complaint alleges that plaintiff owns rights to three sound recordings that we (and others) supposedly used without permission as background music (i) in certain episodes of three of our television shows (El Chavo del 8, El Chapulin Colorado and Chespirito) and (ii) possibly in ring tones and video games. The plaintiff has also named our distributors in the United States (Univision, Galavision and Xenon Pictures), as well as Roberto Gomez Bolaños, the original producer of the shows, as defendants. Plaintiff seeks to recover “all gains, direct and indirect profits” from defendants’ alleged wrongful conduct. We believe that the claim by Welk is without merit, and intend to vigorously dispute this claim, although we cannot assure you as to the outcome of the claim.
      On May 9, 2005, Televisa filed its original complaint against Univision, asserting three claims for relief, including breach of the Second Amended and Restated Program Licensing Agreement, dated December 19, 2001, as amended, declaratory relief and copyright infringement. The factual averments of the original complaint were focused on and limited to Univision’s refusal to pay Televisa royalties relating to advertising revenues on certain programs such as Premio Lo Nuestro and Univision’s improper editing of Spanish language programming licensed to it by Televisa under the program license agreement for broadcast in the United States. By its First Amended Complaint, filed June 16, 2005, Televisa added factual averments relating to Univision’s obligation under the program license agreement to provide Televisa with both free and paid advertising on its networks and added a claim for Univision’s violation of a letter agreement between Televisa and its subsidiaries (including Televisa, S.A. de C.V.) and Univision, dated December 19, 2001, as amended, relating to the broadcast of soccer games. In April 2006, Televisa filed a Second Amended Complaint adding new factual averments, including Univision’s failure to pay royalties on the value of advertising provided to its subsidiaries and affiliates, Univision’s announced decision to begin withholding royalties based on revenues obtained from affiliated stations (denominated “national advertising sales agency commissions” by Univision), Univision’s announced decision to exclude from its royalty calculation for Televisa revenues received by Univision for advertising on programs allegedly related to shows such as Premio Lo Nuestro (sometimes referred to as “shoulder programming”), various other breaches of Univision’s obligation to pay royalties under the program license agreement, Univision’s failure to provide audited certifications of its calculation of royalties in violation of the program license agreement, and Univision’s failure to cooperate with auditors retained by Televisa to audit the royalty calculations for the years 2003 and 2004 (all of which were also asserted previously in support of Televisa’s Affirmative Defenses contained in its Answer to Univision’s Counterclaims) and Univision’s failure to include in its royalty calculations for Televisa amounts received by its affiliated stations for national and local advertising. We cannot predict how our overall business relationship with Univision will be affected by this dispute.
     On February 16, 2006, and based on the complaint, the amendment to the complaint and other breaches found during an audit performed on Univision and Galavision for years 2003 and 2004, we served a notice of material breaches under the program license agreement and the Soccer Agreement. On June 2, 2006, we served notice to Univision of our right to terminate the program license agreement and the soccer letter agreement based on the uncured material breaches that are not, by their nature, susceptible to being cured. We cannot predict how our overall business relationship with Univision will be affected by this dispute. See “Key Information — Risk Factors — Risk Factors Related to Our Business — Future Activities Which We May Wish to Undertake in the United States May Be Affected by Our Arrangements With Univision. These Activities, as Well as a Current Dispute We Are Having With Univision and Univision’s Recent Agreement to Sell Univision, May Affect Our Relationship With, and Our Equity Interest in, Univision.”
     On May 25, 2005, the Mexican Antitrust Commission notified us that, in response to a claim by a third party, it had commenced an investigation into alleged violations of the Mexican Antitrust law by two of our subsidiaries relating to the unilateral refusal by our subsidiaries to provide certain pay and free television signals to a cable provider in Piedras Negras. On May 9, 2006, the Mexican Antitrust Commision notified us that it had resolved that two of our subsidiaries have committed violations to the Mexican Antitrust Laws. On June 20, 2006, we filed a request for review of the Mexican Antitrust Commision ruling at the Mexican Antitrust Commision. We believe that the ruling issued by the Mexican Antitrust Commision is not justified and intend to vigorously dispute this ruling, although we cannot assure you as to the outcome of the procedure.
     There are other various legal actions and other claims pending against us that are incidental to the ordinary course of our business. Our management does not consider these actions or claims to be material. See Note 11 to our year-end financial statements.

New York Stock Exchange Corporate Governance Standards
     As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards. Pursuant to Rule 303.A11 of the NYSE listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.
     We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. See “— Bylaws” for a more detailed description of our corporate governance practices.
     The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and the Mexican corporate governance standards that govern our practices.

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our board of directors is not required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a shareholder that may have influence over our officers, as well as certain relationships between the company and the independent director, entities in which the independent director is a partner, director or employee and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of eight members, and there are no Mexican rules applicable that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are not required to have a nominating/corporate governance committee.

NYSE rules	Mexican rules
Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Code’s recommendation must disclose publicly why their practices differ from those recommended by the Code.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly discuss any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have recently adopted a code of ethics which is available free of charge through our offices. See Item 16B “Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.
Exchange Controls
     For a description of exchange controls and exchange rate information, see “Key Information — Exchange Rate Information.”
Taxation
U.S. Taxes
     General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the A Shares, B Shares, L Shares and D Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:
•	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs);

•	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

•	whose functional currency is not the U.S. Dollar.

     Also, this discussion does not consider:
•	the tax consequences to the shareholders, partners or beneficiaries of a U.S. Holder; or

•	special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
     In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.
     The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:
•	the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and judicial and administrative interpretations, and

•	the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “tax treaty,”
and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and
•	is also based, in part, on the representations of the depositary with respect to the GDSs and on the assumption that each obligation in the deposit agreement relating to the GDSs and any related agreements will be performed in accordance with their terms.
     As used in this section, the term “U.S. Holder” means a beneficial owner of CPOs, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”
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
     The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:
•	is not a resident of Mexico for purposes of the tax treaty;

•	is an individual who has a substantial presence in the United States;

•	is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and

•	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.
     For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.
     Dividends. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2011 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the tax treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the tax treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the U.S. Internal Revenue Code of 1986, as amended. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
     To the extent, if any, that the amount of a distribution exceeds our current and/or accumulated earnings and profits, the distribution will first reduce the U.S. Holder’s adjusted tax basis in its Underlying Shares, CPOs or GDSs and, to the extent the distribution exceeds the U.S. Holder’s adjusted tax basis, it will be treated as gain from the sale of the U.S. Holder’s Underlying Shares, CPOs or GDSs.
     The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, JPMorgan Chase Bank, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “financial services income” for taxable years beginning before December 31, 2006 and foreign source “general category income” for taxable years beginning after December 31, 2006.

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
     Capital Gains. Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the CPOs, GDSs or Underlying Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition.
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
     A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax on gain recognized on a sale or exchange of CPOs, GDSs or Underlying Shares unless:
•	the gain is effectively connected with the beneficial owners’s conduct of a trade or business in the United States; or

•	the beneficial owner is an individual who holds CPOs, GDSs or Underlying Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other requirements.
     U.S. Backup Withholding. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on Underlying Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or Underlying Shares, unless the U.S. Holder:
•	is a corporation or comes within an exempt category; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.
     The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund; provided, however, that certain required information is furnished to the U.S. Internal Revenue Service. A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.

Mexican Taxes
     General. The following is a general summary of the principal tax consequences under the Mexican Income Tax Law, Fiscal Tax Code and rules as currently in effect (the “Mexican Income Tax Law”) of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares by a person that is not a resident of Mexico for tax purposes, as defined below.
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
     This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the Mexican Income Tax Law as in effect on the date of this annual report, which are subject to change, including:
•	the Mexican Income Tax Law, the Mexican Federal Tax Code and their respective regulations,

•	rules issued by the Mexican tax authorities, and

•	the tax treaty.
     Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares.
     According to the Mexican Income Tax Law:
•	an individual is a Mexican tax resident if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a Mexican tax resident if his center of vital interests is located in Mexico. This will be deemed to occur if, among other circumstances, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source; or (ii) when the individual’s center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican tax resident.

•	a legal entity is considered a Mexico tax resident if it is incorporated under Mexican law or if it maintains the main administration of its head office or business or the effective location of its management in Mexico; and

•	a foreign person with a permanent establishment in Mexico will be required to pay taxes in Mexico in accordance with the Mexican Income Tax Law for income attributable to such permanent establishment.
     Dividends. Dividends, either in cash or in any other form, paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax.
     When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2005, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.4286. If this is the case during 2006, we will be required to pay a 29% CIT on the dividends multiplied by 1.4085.
     Sales or Other Dispositions. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, B Shares, L Shares and D Shares for CPOs will not give rise to Mexican tax or transfer duties.

     Generally, the sale or other disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares will not be subject to any Mexican income tax if the sale is carried out through the Mexican Stock Exchange (or a recognized securities market located in a country with which Mexico has entered into a tax treaty) fulfilling the requirements established in the Mexican Income Tax Law.
     Sales or other dispositions of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares made in other circumstances would be subject to Mexican income tax. However, under the tax treaty, any U.S. Holder that is eligible to claim the benefits of the tax treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the tax treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.
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
     Televisa is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by Televisa with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York 10007 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at www.sec.gov.
     We furnish JPMorgan Chase Bank, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and include reconciliations of net income and stockholders’ equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The deposit agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of shareholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.

     As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Market Risk Disclosures
     Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations, inflation and changes in the market value of investments. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2005.
     Risk Management. We are exposed to market risks arising from changes in interest rates, inflation, foreign currency exchange rates and equity prices, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.
     We monitor our exposure to interest rate risk by: (i) evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing our cash flow needs and financial ratios (interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer group and industry practices. This approach allows us to establish the optimal liability’s interest rate “mix” between variable and fixed rate debt.
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
     In compliance with the procedures and controls established by our Risk Management Committee, in 2003, 2004 and 2005 we entered into certain derivative financial transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in foreign exchange rates, interest rates, inflation and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.
   Foreign Currency, Exchange Rate Risk
     In connection with the Senior Notes due 2005, in the third quarter of 2002 we entered into currency option agreements on a notional amount of U.S.$100.0 million. Under these agreements, and subject to the exercise of the options by us and the financial institution, as well as the payment of related premiums by us for approximately U.S.$11.8 million in April 2004, the parties will exchange U.S. Dollars and Pesos at fixed exchange rates in October 2005. In May 2004, we terminated this hedge early by pre-paying a net amount of U.S.$2.7 million. In addition, from June through February 2005, we entered into forward exchange contracts on a notional amount of U.S.$185.0 million to exchange U.S. Dollars and Pesos at fixed exchange rates in June and August 2005. These contracts were settled on or before their maturity dates.
     In addition, from November 2005 through January 2006, we entered into forward exchange contracts on a notional amount of U.S.$120.0 million to exchange U.S. Dollars and Pesos at a fixed exchange rate in June 2006 in order to cover our U.S. dollars cash flow requirements.
     Effective March 1, 2002, we designated our equity investment in Univision as an effective hedge of the U.S. Dollar principal amount with respect to both our 8% Senior Notes due 2011 and our 8.5% Senior Notes due 2032 (see Notes 1(c) and 8 to our year-end financial statements). As long as we maintain our net investment in Univision as an effective hedge against these principal amounts, any foreign exchange gain or loss attributable to our 8% Senior Notes due 2011 and 8.5% Senior Notes due 2032 will be credited or charged directly to equity (other comprehensive income or loss: foreign currency translation) for Mexican GAAP purposes. In March 2005, in connection with the issuance of the Senior Notes due 2025 and the tender offer of the Senior Notes due 2011, we re-designated our net investment in Univision as an effective hedge of the U.S. Dollar principal amount of our Senior Notes due 2025. At December 31, 2005, the total principal amount of our long-term debt being hedged by our investment in Univision was of approximately U.S.$775.5 million.
   Interest Rate Risk
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
     In connection with the Senior Notes due 2011, 2025 and 2032 and Innova’s Senior Notes due 2013, we entered into cross-currency interest rate swap agreements (“coupon swaps”) that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the recently issued Senior Notes due 2025. During the second quarter of 2005, we entered into an additional U.S.$242.0 million of the principal amount. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such coupon swaps for one year on a principal amount of U.S.$890.0 million. During the first quarter of 2006, as a result of the cash tender offer of Senior Notes due 2013, Innova terminated U.S.$288.75 million of the principal amount of the “cupon swaps” early to match the notional amount of notes tendered. As of May 31, 2006, such cross-currency interest rate swap agreements correspond to interest payments on U.S.$900.98 million of the principal amount.
     During March and April 2005, in connection with and ahead of the issuance and reopening of the Senior Notes due 2025, we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates on the pricing date for a notional amount of U.S.$500.0 million. This hedge resulted in a net loss of U.S.$1.7 million dollars.
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
   Common Stock Price Risk
     In the third quarter of 2002, the first quarter of 2003, the fourth quarter of 2004 and February 2005 we entered into agreements to sell share put options on our common stock and received premiums in cash for approximately U.S.$2.8 million. These put options were exercisable in April and July 2003 and January, May, June, July, September and December 2005. We have recorded the related premiums, in other income or expense. All of these agreements expired unexercised by the financial institutions and we recognized the benefit of unamortized premiums.
     We have recorded the change in value in each period of all the above mentioned agreements, together with the amortization of related premiums, from inception through December 31, 2005 in the income statement.

   Sensitivity and Fair Value Analyses.
     The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2004 and 2005. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2004		2005		2005
	(Millions of Pesos in purchasing power as of
	December 31, 2005 or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps.	16,792.4	Ps.	14,233.4	U.S.$	1,339.4
Liabilities:
U.S. Dollar-denominated debt:
Long-term debt securities(3)		68.2		58.1		5.5
Senior Notes due 2005		2,375.1		—		—
Senior Notes due 2011(4)		4,003.6		896.0		84.3
Senior Notes due 2032(5)		3,983.2		3,806.4		358.2
Innova’s Senior Notes due 2007		1,014.4		—		—
Innova’s Senior Notes due 2013(6)		3,942.6		3,519.5		331.2
Senior Notes due 2025(8)		—		6,578.1		619.0

Peso-denominated debt:
UDI-denominated long-term loan facility(9)		4,298.3		1,002.8		94.4
Long-term notes payable to Mexican Banks(7)		5,199.6		3,964.1		373.0

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.10.6265 per U.S. Dollar, the Interbank Rate as of December 31, 2005.

(2)	At December 31, 2005, our temporary investments consisted of fixed rate short-term deposits in commercial banks (primarily Peso- and U.S. Dollar-denominated in 2004 and 2005). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)	At December 31, 2005, fair value exceeded the carrying value of those debt securities by approximately Ps.1.4 million (U.S.$0.1 million). The increase in the fair value of a hypothetical 10% increase in the estimated market price of those debt securities would amount to Ps.7.2 million (U.S.$0.7 million) at December 31, 2005.

(4)	At December 31, 2005, fair value exceeded the carrying value of these notes by approximately Ps.93.9 million (U.S.$8.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.183.5 million (U.S.$17.3 million) at December 31, 2005.

(5)	At December 31, 2005, fair value exceeded the carrying value of these notes by approximately Ps.618.5 million (U.S.$58.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.999.1 million (U.S.$94.0 million) at December 31, 2005.

(6)	At December 31, 2005, fair value exceeded the carrying value of these notes by approximately Ps.331.5 million (U.S.$31.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.683.5 million (U.S.$64.3 million) at December 31, 2005.

(7)	At December 31, 2005, fair value exceeded the carrying value of these notes by approximately Ps.81.6 million (U.S.$7.7 million). At December 31, 2005, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.478.1 million (U.S.$45.0 million) at December 31, 2005.

(8)	At December 31, 2005, fair value exceeded the carrying value of these notes by approximately Ps.202.2 million (U.S.$19.0 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.860.1 million (U.S.$80.9 million) at December 31, 2005.

(9)	At December 31, 2005, fair value exceeded carrying value of amounts outstanding under this loan by approximately Ps.61.7 million (U.S.$5.8 million). At December 31, 2005, a hypothetical 10% increase in the Mexican inflation rate to 3.6% for the year 2005 would increase principal amounts outstanding under this UDI-denominated long-term loan facility by approximately Ps.162.0 million (U.S.$15.2 million). An inflation rate of less than 4.0% is forecasted by the Mexican government for 2006. We entered into inflation swap agreements to fix the inflation rate on this UDI-denominated facility at an annual rate of approximately 4%, however, we terminated these derivative agreements in March 2005.
     We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2004		2005
	(In millions of U.S. Dollars)
U.S. Dollar-denominated short-term investments and long-term notes receivable	U.S.$	582.6	U.S.$	682.9
U.S. Dollar-denominated senior debt securities and other notes payable		1,482.5		1,563.5

		899.9		880.6
Derivative instruments, net		(8.0)		(8.0)

Net liability position	U.S.$	891.9	U.S.$	872.6

     At December 31, 2005, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.51.6 million and an increase in other comprehensive loss of Ps.412.0 million. This depreciation rate is based on the December 31, 2005 forecast of the U.S. Dollar to Peso exchange rate for 2006 by the Mexican government for such year.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
     There have been no significant changes in our internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Item 16A. Audit Committee Financial Expert
     Our board of directors has determined that Mr. Francisco José Chévez Robelo is our audit committee financial expert. Mr. Francisco José Chévez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F, who serves on its audit committee.

Item 16B. Code of Ethics
     We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.
     You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:
Grupo Televisa, S.A.
Avenida Vasco de Quiroga
No. 2000,
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2004 and 2005.
     The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2004 and 2005, and breaks down these amounts by category of service:

	2004		2005
	(in millions of Pesos in purchasing power
	as of December 31, 2005)
Audit Fees	Ps.	38.6	Ps.	39.8
Audit-Related Fees		–		3.5
Tax Fees		5.7		3.7
Other Fees		–		11.5

Total	Ps.	44.3	Ps.	58.5

     “Audit Fees” are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.
     “Audit-Related Fees” are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, as well as advisory services associated with our financial reporting.
     “Tax Fees” are fees for professional services rendered by the Company’s independent auditor for tax compliance in connection with our subsidiaries and interests in the United States, as well as tax advice on actual or contemplated transactions.
     “Other Fees” are fees charged by our independent auditor for performing reviews of royalty compliance for certain revenue reported in our Programming Exports segment.
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
     During 2004 and 2005, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Purchases of Equity Securities by Televisa

					Maximum Number (or
				Total Number of	Appropriate Mexican Peso
				CPOs	Value) of CPOs
	Total Number			Purchased as part of	that May Yet Be
	of CPOs	Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased	Paid per CPO(1)		Plans or Programs	Plans or Programs (1)
January 1 to January 31	1,592,900	Ps.	32.186468	48,685,600	Ps.	3,021,017,874
February 1 to February 29	90,400		34.954558	48,776,000		3,017,857,978
March 1 to March 31	4,231,400		32.701047	53,007,400		2,879,486,737
April 1 to April 30	5,603,400		31.552905	58,610,800		2,702,683,249
May 1 to May 31	7,134,900		31.463152	65,745,700		2,478,196,900
June 1 to June 30				65,745,700		2,478,196,900
July 1 to July 31	821,100		34.914656	66,566,800		2,449,528,440
August 1 to August 31	8,018,300		34.484304	74,585,100		2,173,022,994
September 1 to September 30	1,177,000		34.298937	75,762,100		2,132,653,136
October 1 to October 31				75,762,100		2,132,653,136
November 1 to November 30	868,400		40.759666	76,630,500		2,097,257,468
December 1 to December 31	1,620,000		42.356154	78,250,500		2,028,640,510

Total	31,157,800	Ps.	33.495540	78,250,500	Ps.	2,028,640,510

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)	Our share repurchase program was announced in September of 2002 and is set to expire December 31, 2008. Our share repurchase program is limited to a total amount of U.S.$400 million.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican Peso
					Value) of CPOs
	Total Number			Total Number of CPOs	that May Yet Be
	of CPOs	Average Price		Purchased as part of	Purchased Under the
Purchase Date	Purchased	Paid per CPO (2)		the Stock Purchase Plan	Stock Purchase Plan(3)
January 1 to January 31	650,000	Ps.	32.945860	45,728,300
February 1 to February 29				45,728,300
March 1 to March 31	250,000		32.43858	45,978,300
April 1 to April 30				45,978,300
May 1 to May 31	1,510,000		31.65265	47,488,300
June 1 to June 30	3,600,000		32.64060	51,088,300
July 1 to July 31	850,000		34.86641	51,938,300
August 1 to August 31	1,290,000		34.84124	53,228,300
September 1 to September 30	350,000		37.46426	53,578,300
October 1 to October 31	240,000		39.33220	53,818,300
November 1 to November 30	335,000		41.62134	54,153,300
December 1 to December 31	1,200,000		42.41697	55,353,300

Total	10,275,000	Ps.	34.72540	55,353,300

(1)	See “Directors, Senior Management and Employees – Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Stock Purchase Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Stock Purchase Plan.
Part III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See pages F-1 through F-62, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following

(a) Exhibits.
EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
1.1—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 16, 2004 (previously filed with the Securities Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report Form 20-F for the year ended December 31, 2003 and incorporated herein by reference).

2.1—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended (the “2000 Form F-4”), and incorporated herein by reference).

2.2—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

2.4—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

Exhibit
Number	Description of Exhibits
2.5—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004” Form 20-F”) and incorporated herein by reference).

2.7—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005.

2.9—	Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-99195) (the “Form F-6”) and incorporated herein by reference).

4.1—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, (the “1993 Form F-4”) and incorporated herein by reference).

4.2—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 (the “2001 Form 20-F”) and incorporated herein by reference).

4.3—	Amended and Restated Program License Agreement, dated as of December 19, 2001, by and between Productora de Teleprogramas, S.A. de C.V. and Univision Communications Inc. (“Univision”) (previously filed with the Securities and Exchange Commission as Exhibit 10.7 to the 2001 Form F-4 and incorporated herein by reference).

Exhibit
Number	Description of Exhibits
4.4—	Participation Agreement, dated as of October 2, 1996, by and among Univision, Perenchio, the Registrant, Venevision and certain of their respective affiliates (previously filed with the Securities and Exchange Commission as Exhibit 10.8 to Univision’s Registration Statement on Form S-1 (File number 333-6309) (the “Univision Form S-1”) and incorporated herein by reference).

4.5—	Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and among Univision, Venevision and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 10.9 to the 2001 Form F-4 and incorporated herein by reference).

4.6—	Co-Production Agreement, dated as of March 27, 1998, between the Registrant and Univision Network Limited Partnership (previously filed with the Securities and Exchange Commission as an Exhibit to Univision’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

4.7—	Program License Agreement, dated as of May 31, 2005, between Registrant and Univision.

4.8—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.9—	English translation of investment agreement, dated as of March 26, 2006, between Registrant and M/A and Gestora de Inversiones Audiovisuales La Sexta, S.A.

4.10—	English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the Registrant and Banamex (the “May 2004 Credit Agreement”) and the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.9 to the 2004 Form 20-F and incorporated herein by reference).

4.11—	English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.10 to the 2004 Form 20-F and incorporated herein by reference).

4.12—	English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the Registrant and Banamex (the “October 2004 Credit Agreement”) and the October Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the 2004 Form 20-F and incorporated herein by reference).

4.13—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex.

4.14—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April

Exhibit
Number	Description of Exhibits
2006 Credit Agreement”) and the April Credit Agreement (in Spanish).

4.15—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, María de las Nieves Fernández González, Antonino Fernández Rodríguez, Carlos Fernández González, Grupo Televisa, S.A. and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

8.1—	List of Subsidiaries of Registrant.

12.1—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

12.2—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

13.1—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.

13.2—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2006.
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

Date June 30, 2006	GRUPO TELEVISA, S.A.

	By:	/s/ Salvi Folch Viadero

	Name:	Salvi Folch Viadero
	Title:	Chief Financial Officer

	By:	/s/ Joaquín Balcárcel Santa Cruz

	Name:	Joaquín Balcárcel Santa Cruz
	Title:	Vice President — Legal and General Counsel

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
GRUPO TELEVISA, S.A. AND SUBSIDIARES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
México, D.F., June 23, 2006
To the Stockholders of Grupo Televisa, S.A.:
We have audited the accompanying consolidated balance sheets of Grupo Televisa, S.A. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for the years ended December 31, 2003, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Univision Communications, Inc. (“Univision”), an equity method investee. The Company’s consolidated financial statements include the investment in Univision of Ps.5,950 million and Ps.5,682 million as of December 31, 2004 and 2005, respectively, and an equity in earnings of Univision in the consolidated income statements of the Company of Ps.280 million and Ps.192 million for the years ended December 31, 2004 and 2005, respectively. The financial statements of Univision were audited by other auditors, and our opinion expressed herein, insofar as it relates to that investment, is based solely on the report of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
As discussed in Note 1(i) to the consolidated financial statements, effective January 1, 2004, the Company adopted the guidelines of Bulletin B-7 “Business Acquisitions” issued by the Mexican Institute of Public Accountants. The adoption of this Bulletin resulted in a decrease in the amortization of goodwill charged to income of approximately Ps.495 million and Ps.451 million in 2004 and 2005, respectively.
As discussed in Note 1(g) to the consolidated financial statements, effective April 1, 2004, the Company consolidated the financial information of Innova, S. de R.L. de C.V.
In our opinion, based on our audits and the report of other auditors, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Televisa, S.A. and its subsidiaries at December 31, 2004 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position, for the years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in Mexico.
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years ended December 31, 2003, 2004 and 2005, and the determination of consolidated stockholders’ equity at December 31, 2004 and 2005, to the extent summarized in note 24 to the consolidated financial statements.
PricewaterhouseCoopers, S.C.
José Miguel Arrieta Méndez, C.P.C.

FINANCIAL STATEMENT OPINON
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Univision Communications Inc.
     We have audited the accompanying consolidated balance sheets of Univision Communications Inc. and subsidiaries (an equity investee of Grupo Televisa, S.A.) as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein). Our audits also included the financial statement schedule of Univision Communications Inc. and subsidiaries listed in index at Item 15(b) (not presented separately herein). These financial statements and the schedule are the responsibility of management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univision Communications Inc. and subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Univision Communications Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
New York, New York
March 10, 2006

GRUPO TELEVISA, S.A.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005)
(Notes 1 and 2)

		2004		2005
ASSETS
Current:
Available:
Cash		Ps.	403,540	Ps.	544,582
Temporary investments			16,792,407		14,233,372

			17,195,947		14,777,954
Trade notes and accounts receivable, net	(Note 3)		11,604,240		13,896,300
Other accounts and notes receivable, net			1,210,593		570,610
Due from affiliated companies, net	(Note 16)		78,961		—
Transmission rights and programming	(Note 4)		3,713,684		3,120,501
Inventories			684,848		638,280
Other current assets			734,650		578,068

Total current assets			35,222,923		33,581,713
Transmission rights and programming, noncurrent	(Note 4)		4,641,403		3,920,967
Investments	(Note 5)		6,982,937		7,587,509
Property, plant and equipment, net	(Note 6)		19,798,098		19,728,547
Intangible assets and deferred charges, net	(Note 7)		9,461,758		10,013,273
Other assets			277,532		19,728

Total assets		Ps.	76,384,651	Ps.	74,851,737

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005)
(Notes 1 and 2)

		2004		2005
LIABILITIES
Current:
Current portion of long-term debt	(Note 8)	Ps.	3,406,973	Ps.	340,457
Current portion of satellite transponder lease obligation	(Note 8)		73,101		75,604
Trade accounts payable			2,206,412		2,954,723
Customer deposits and advances			15,427,906		15,538,229
Taxes payable			1,610,711		1,055,793
Accrued interest			464,352		334,609
Other accrued liabilities			1,313,105		1,580,931
Due to affiliated companies, net	(Note 16)		—		455,903

Total current liabilities			24,502,560		22,336,249
Long-term debt, net of current portion	(Note 8)		19,575,139		18,137,240
Satellite transponder lease obligation, net of current portion	(Note 8)		1,368,760		1,186,933
Customer deposits and advances, noncurrent			385,315		2,508,200
Other long-term liabilities			611,734		461,374
Deferred taxes	(Note 20)		1,417,155		165,657
Pension plans, seniority premiums and severance indemnities	(Note 10)		—		192,160

Total liabilities			47,860,663		44,987,813

Commitments and contingencies	(Note 11)

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value	(Note 12)		9,889,463		9,889,463
Additional paid-in capital			4,212,442		4,212,442

			14,101,905		14,101,905

Retained earnings:	(Note 13)
Legal reserve			1,575,357		1,798,387
Reserve for repurchase of shares			5,744,583		5,744,583
Unappropriated earnings			11,917,996		11,834,150
Net income for the year			4,460,607		6,125,542

			23,698,543		25,502,662
Accumulated other comprehensive loss	(Note 14)		(2,647,449)		(3,546,369)
Shares repurchased	(Note 13)		(6,504,449)		(7,045,146)

			14,546,645		14,911,147

Total majority interest			28,648,550		29,013,052
Minority interest	(Note 15)		(124,562)		850,872

Total stockholders’ equity			28,523,988		29,863,924

Total liabilities and stockholders’ equity		Ps.	76,384,651	Ps.	74,851,737

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005, except per CPO amounts)
(Notes 1 and 2)

		2003		2004		2005
Net sales	(Note 23)	Ps.	25,612,386	Ps.	30,291,209	Ps.	32,481,041
Cost of sales (excluding depreciation and amortization)			14,009,959		15,328,115		14,752,396
Operating expenses (excluding depreciation and amortization):
Selling			1,840,155		2,274,397		2,665,461
Administrative			1,532,668		1,701,496		1,841,428
Depreciation and amortization			1,657,882		2,144,158		2,418,969

Operating income	(Note 23)		6,571,722		8,843,043		10,802,787
Integral cost of financing, net	(Note 17)		667,969		1,566,687		1,782,030
Restructuring and non-recurring charges	(Note 18)		714,406		408,423		229,902
Other expense, net	(Note 19)		590,501		532,160		464,220

Income before taxes			4,598,846		6,335,773		8,326,635

Income tax and asset tax	(Note 20)		776,048		1,208,809		751,243
Employees’ profit sharing	(Note 20)		6,005		6,736		19,907

			782,053		1,215,545		771,150

Income before equity in earnings of affiliates, loss from discontinued operations and cumulative loss effect of accounting changes			3,816,793		5,120,228		7,555,485
Equity in earnings of affiliates, net	(Note 5)		30,747		635,490		160,158
Loss from discontinued operations, net	(Note 1(s))		(69,736)		—		—
Cumulative loss effect of accounting changes, net	(Note 1(b)(n)(r))		—		(1,055,636)		(506,080)

Consolidated net income			3,777,804		4,700,082		7,209,563
Minority interest	(Note 15)		131,577		(239,475)		(1,084,021)

Net income	(Note 13)	Ps.	3,909,381	Ps.	4,460,607	Ps.	6,125,542

Net income per CPO	(Note 21)	Ps.	1.36	Ps.	1.53	Ps.	2.11

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005)
(Notes 1 and 2)

								Accumulated
	Capital							Other
	Stock		Additional		Retained			Comprehensive		Shares	Total		Minority		Total
	Issued		Paid-In		Earnings			(Loss) Income		Repurchased	Majority		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)			(Note 14)		(Note 13)	Interest		(Note 15)		Equity
Balance at January 1, 2003	Ps.	8,605,090	Ps.	244,606	Ps.	22,069,045	Ps.	(5,691,541)	Ps.	(2,414,449)	Ps.	22,812,751	Ps.	1,287,935	Ps.	24,100,686
Dividends		—		—		(621,603)		—		—		(621,603)		—		(621,603)
Share cancellation		(89,322)		—		—		—		579,852		490,530		—		490,530
Repurchase of capital stock		—		—		(357,610)		—		(5,189,864)		(5,547,474)		—		(5,547,474)
Sale of capital stock		—		—		(50,958)		—		128,891		77,933		—		77,933
Shares issued		405,433		3,967,836		—		—		—		4,373,269		—		4,373,269
Decrease in minority interest		—		—		—		—		—		—		(115,487)		(115,487)
Comprehensive income		—		—		3,909,381		3,252,916		—		7,162,297		—		7,162,297

Balance at December 31, 2003		8,921,201		4,212,442		24,948,255		(2,438,625)		(6,895,570)		28,747,703		1,172,448		29,920,151
Dividends		—		—		(4,114,065)		—		—		(4,114,065)		—		(4,114,065)
Stock dividends		968,262		—		(968,262)		—		—		—		—		—
Repurchase of capital stock		—		—		(132,891)		—		(709,706)		(842,597)		—		(842,597)
Sale of capital stock		—		—		(495,101)		—		1,100,827		605,726		—		605,726
Decrease in minority interest		—		—		—		—		—		—		(1,297,010)		(1,297,010)
Comprehensive income (loss)		—		—		4,460,607		(208,824)		—		4,251,783		—		4,251,783

Balance at December 31, 2004		9,889,463		4,212,442		23,698,543		(2,647,449)		(6,504,449)		28,648,550		(124,562)		28,523,988
Dividends		—		—		(4,305,789)		—		—		(4,305,789)		—		(4,305,789)
Repurchase of capital stock		—		—		—		—		(1,194,424)		(1,194,424)		—		(1,194,424)
Sale of capital stock		—		—		(339,168)		—		653,727		314,559		—		314,559
Increase in minority interest		—		—		—		—		—		—		975,434		975,434
Stock-based compensation		—		—		323,534		—		—		323,534		—		323,534
Comprehensive income (loss)		—		—		6,125,542		(898,920)		—		5,226,622		—		5,226,622

Balance at December 31, 2005	Ps.	9,889,463	Ps.	4,212,442	Ps.	25,502,662	Ps.	(3,546,369)	Ps.	(7,045,146)	Ps.	29,013,052	Ps.	850,872	Ps.	29,863,924

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005)
(Notes 1 and 2)

	2003		2004		2005
Operating activities:
Consolidated net income	Ps.	3,777,804	Ps.	4,700,082	Ps.	7,209,563
Adjustments to reconcile net income to resources provided by (used for) operating activities:
Equity in earnings of affiliates		(30,747)		(635,490)		(160,158)
Depreciation and amortization		1,657,882		2,144,158		2,418,969
Write-off of long-lived assets and other amortization		812,206		283,829		97,544
Deferred taxes		(360,946)		630,108		(787,777)
(Gain) loss on disposition of affiliates		(484,595)		126,536		171,264
Loss from discontinued operations		69,736		—		—
Cumulative loss effect of accounting changes		—		1,055,636		506,080

		5,441,340		8,304,859		9,455,485

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade notes and accounts receivable, net		(786,044)		71,630		(2,292,060)
Transmission rights and programming		544,399		322,617		976,787
Inventories		16,798		(112,444)		46,568
Other accounts and notes receivable and other current assets		(55,348)		(381,964)		796,565
Increase (decrease) in:
Customer deposits and advances		1,938,913		557,276		2,233,208
Trade accounts payable		104,232		(625,630)		748,311
Other liabilities, taxes payable and deferred taxes		(275,580)		(180,471)		(742,530)
Pension plans and seniority premiums		74,103		65,623		74,652

		1,561,473		(283,363)		1,841,501

Resources provided by operating activities		7,002,813		8,021,496		11,296,986

Financing activities:
Issuance of Senior Notes due 2025		—		—		6,375,900
Prepayments of Senior Notes and UDIs denominated Notes		—		—		(5,679,629)
Other increase in debt		1,208,978		4,323,363		—
Other decrease in debt		(1,399,910)		(2,380,366)		(5,380,010)
Repurchase and sale of capital stock		(4,979,011)		(236,873)		(879,865)
Series “A” Shares of capital stock issued		4,373,268		—		—
Dividends paid		(621,603)		(4,114,064)		(4,305,789)
Gain on issuance of shares of investee		—		111,465		—
Minority interest		16,090		(53,136)		(108,587)
Translation effect		(334,291)		(50,339)		112,208

Resources used for financing activities		(1,736,479)		(2,399,950)		(9,865,772)

Investing activities:
Due from affiliated companies, net		(477,670)		(37,582)		534,864
Investments		(662,731)		(247,165)		(1,201,361)
Disposition of investments		583,734		37,500		105,015
Investments in property, plant and equipment		(1,143,728)		(2,094,532)		(2,738,095)
Disposition of property, plant and equipment		450,487		153,494		317,008
Disposition of discontinued operations		(102,553)		—		—
Investment in goodwill and other intangible assets		(568,002)		(219,671)		(1,658,611)
Disposition of goodwill and other intangible assets		28,320		270,613		674,928
Other assets		25,087		(101,732)		117,045

Resources used for investing activities		(1,867,056)		(2,239,075)		(3,849,207)

Net increase (decrease) in cash and temporary investments		3,399,278		3,382,471		(2,417,993)
Net increase in cash and temporary investments upon Innova’s consolidation		—		483,451		—
Cash and temporary investments at beginning of year		9,930,747		13,330,025		17,195,947

Cash and temporary investments at end of year	Ps.	13,330,025	Ps.	17,195,947	Ps.	14,777,954

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2003, 2004 and 2005
(In thousands of Mexican pesos in purchasing power as of December 31, 2005, except per CPO, per share and exchange rate amounts)
1. Accounting policies
     The principal accounting policies followed by Grupo Televisa, S.A. (the “Company”) and its consolidated subsidiaries (collectively, the “Group”) and observed in the preparation of these consolidated financial statements are summarized below.
a) Basis of presentation
     The financial statements of the Group are presented on a consolidated basis and in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) through December 31, 2005 (see Note 1(t)), and accordingly, include the recognition of the effects of inflation on financial information.
     The consolidated financial statements include the net assets and results of operations of all companies in which the Company has a controlling interest (subsidiaries). The consolidated financial statements also include the accounts of variable interest entities (“VIEs”) in which the Group is deemed the primary beneficiary (see Note 1(b)). All significant intercompany balances and transactions have been eliminated from the financial statements.
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
b) Members of the Group
     At December 31, 2005, the Group consisted of the Company and various consolidated entities, including the following:

	Company’s
Consolidated Entity	Ownership (1)	Business Segment (2)
		Television Broadcasting
Telesistema Mexicano, S. A. de C. V. and subsidiaries, including Televisa, S. A. de C. V.	100%	Pay Television Networks
		Programming Exports
Televisión Independiente de México, S. A. de C. V. and subsidiaries	100%	Television Broadcasting
Campus América, S. A. de C. V. and subsidiaries, including TuTv, LLC (“TuTv”) (3)	100%	Television Broadcasting
		Pay Television Networks
Editorial Televisa, S. A. de C. V. and subsidiaries	100%	Publishing
Grupo Distribuidoras Intermex, S. A. de C. V. and subsidiaries	100%	Publishing Distribution
Innova Holdings, S. de R. L. de C. V. and Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky Mexico”) (3)	60%	Sky Mexico
Empresas Cablevisión, S. A. de C. V. and subsidiaries	51%	Cable Televisión
Sistema Radiópolis, S. A. de C. V. and subsidiaries	50%	Radio
Corporativo Vasco de Quiroga, S. A. de C. V. and subsidiaries	100%	Other Businesses
CVQ Espectáculos, S. A. de C. V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the holding entity.

(2)	See Note 23 for a description of each of the Group’s business segments.

(3)	Mexican GAAP does not provide specific guidance on the accounting for the consolidation of VIEs. Effective April 1, 2004, the Group adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” as permitted under the scope of Mexican GAAP Bulletin A-8, “Supplementary Application of International Accounting Standards” (“Bulletin A-8”). FIN 46, which became effective in

2004, requires the primary beneficiary of a variable interest entity to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In accordance with the guidelines of FIN 46, the Group identified Sky Mexico and TuTv as VIEs and the Group as the primary beneficiary of the investment in each of these entities, and began to include in its consolidated financial statements the assets, liabilities and results of operations of Sky Mexico and TuTv. As a result of adoption of FIN 46 on April 1, 2004, the Group recognized at that date a consolidated cumulative loss effect of Ps.1,055,637, net of income tax in the amount of Ps.319,394, in its consolidated statement of income for the year ended December 31, 2004, primarily in connection with Sky Mexico’s accumulated losses not recognized by the Group in prior periods and the first quarter of 2004. Before April 1, 2004, the Group accounted for its investment in Sky Mexico by applying the equity method, and recognized equity in losses in excess of its investment up to the amount of the guarantees made by the Group in connection with certain capital lease obligations of Sky Mexico (see Note 1(g)).
     The Group’s Television Broadcasting, Sky Mexico, Cable Television and Radio businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. At December 31, 2005, the expiration dates of the Group’s concessions were as follows:

Expiration Dates
Television Broadcasting	In 2021
Sky Mexico	In 2020 and 2026
Cable Television	In 2029
Radio	Various from 2006 to 2015
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
     The Group had designated its net investment in Univision as an effective hedge of its Senior Notes due 2011 and 2032 for an aggregate amount of U.S.$600 million. In March 2005, in connection with the issuance of a portion of its Senior Notes due 2025 and the prepayment of a portion of its Senior Notes due 2011, the Group redesignated its net investment in Univision as an effective hedge of U.S.$400 million of its Senior Notes due 2025 (see Note 8). Consequently, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt, is credited or charged directly to equity (other comprehensive income or loss). As of December 31, 2004 and 2005, the total principal amount of the Group’s long-term debt being hedged by the Group’s net investment in Univision was of U.S.$600 million (Ps.6,912,338) and approximately U.S.$775.5 million (Ps.8,240,681), respectively.
d) Temporary investments
     The Group considers all highly liquid investments with original maturities of one year or less, to be temporary investments. Temporary investments are valued at market value.
     As of December 31, 2004 and 2005, temporary investments consisted of fixed short-term deposits in commercial banks (primarily Mexican pesos and U.S. dollars), with an average yield of approximately 1.42% for U.S. dollar deposits and 6.88% for Mexican peso deposits in 2004, and approximately 3.30% for U.S. dollar deposits and 9.60% for Mexican peso deposits in 2005.

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
     The Group’s policy is to capitalize the production costs of programs which benefit more than one period and amortize them over the expected period of program revenues based on the Company’s historic revenue patterns for similar productions.
     Transmission rights, programs, literary works, production talent advances and films are restated by using the National Consumer Price Index (“NCPI”) factors, and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price or production cost, or replacement cost whichever is more representative. Cost of sales is determined based on restated costs, and calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.
     Transmission rights and literary works are amortized over the lives of the contracts. Transmission rights in perpetuity, are amortized on a straight-line basis over the period of the expected benefit as determined based upon past experience, but not exceeding 25 years.
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
     Other investments are accounted for at cost, including held-to-maturity securities, which are those long-term investments that the Group has the ability and intent to hold until maturity (see Note 5).
h) Property, plant and equipment
     Property, plant and equipment are recorded at acquisition cost and thereafter are restated to constant Mexican pesos using the NCPI, except for equipment of non-Mexican origin, which is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date (“Specific Index”).
     Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, 3 to 25 years for technical equipment and 5 to 20 years for other equipment.
i) Intangible assets and deferred financing costs
     Intangible assets and deferred financing costs are recognized at cost and thereafter restated using the NCPI.

     Intangible assets are composed of goodwill, publishing trademarks, television network concession, licenses and software, subscriber list and other items. Goodwill, publishing trademarks and television network concession are intangible assets with indefinite lives and are not amortized. Indefinite-lived intangibles are assessed annually for impairment or more frequently, if circumstances indicate a possible impairment exists. Licenses and software, subscriber list and other items are intangible assets with finite lives and are amortized, on a straight-line basis, over their estimated useful lives, which range from three to 10 years. Financing costs are deferred and amortized over the period of the related debt (see Note 7).
     Since January 1, 2004, in connection with the Group’s early adoption of Bulletin B-7, “Business Acquisitions”, issued by the MIPA, the Group’s goodwill ceased being amortized. In connection with the adoption of Bulletin B-7, the Group’s annual amortization expense related to goodwill decreased by approximately Ps.495,480 in 2004 and Ps.451,195 in 2005.
j) Impairment of long-lived assets
     Through December 31, 2003, the Group evaluated the recoverability of its long-lived assets to determine whether current events or circumstances warranted adjustment to the carrying value. Such evaluation was based on current and projected income and cash flows from operations as well as other economic and market variables (see Notes 7 and 19).
     As of January 1, 2004, the Group adopted the provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal,” issued by the MIPA. Bulletin C-15 establishes the general criteria for the identification and, when applicable, the recording of impairment losses or decrease in the value of long-lived assets, tangible and intangible, including goodwill (see Note 7). To determine whether an impairment exists, the carrying value of the reporting unit is compared with its fair value. Fair values estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.
k) Customer deposits and advances
     Customer deposit and advance agreements for television advertising services provide that customers receive preferential prices, that are fixed for the contract period, for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day, rating and type of programming.
     Customer deposits and advances are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances are restated to recognize the effects of inflation by using the NCPI.
l) Stockholders’ equity
     The capital stock and other stockholders’ equity accounts (other than the result from holding non-monetary assets account and the foreign currency translation adjustments account) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican pesos in purchasing power as of December 31, 2005.
m) Revenue recognition
     The Group derives the majority of its revenues from media and entertainment -related business activities both domestically and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for pay television and licensed television programs are recognized when the programs are sold and become available for broadcast.

•	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines and books are recognized when the merchandise is delivered, net of a provision for estimated returns.

•	The marginal revenue from publishing distribution is recognized upon distribution of the products.

•	Sky Mexico program service revenues, including advances from customers for future DTH program services and installation fees, are recognized at the time the DTH service is provided.

•	Cable television subscription, pay-per-view and installation fees are recognized in the period in which the services are rendered.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.
n) Pension plans, seniority premiums and indemnities
     Plans exist for pension and retirement payments for substantially all of the Group’s Mexican employees, funded through irrevocable trusts. Payments to the trusts are determined in accordance with actuarial computations of funding requirements. Pension payments are made by the trust administrators.
     Increases or decreases in the seniority premium liability are based upon actuarial calculations.
     Through December 31, 2004, severance obligations to dismissed personnel were charged to income in the year in which they were incurred. In January 2004, the MIPA issued a revised Bulletin D-3, “Labor Obligations,” which requires, among other amendments, that severance obligations to dismissed personnel (severance indemnities), other than those arising from restructurings, are recognized based upon actuarial calculations. In connection with this amendment to Bulletin D-3, which became effective on January 1, 2005, the Group recognized a severance liability of Ps.260,779 as of that date, and a cumulative loss effect of accounting change in the amount of Ps.182,545, net of an income tax benefit of Ps.78,234, for the year ended December 31, 2005.
o) Income tax
     The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.
p) Derivative financial instruments
     The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates, interest rates and inflation. Through December 31, 2004, the Group accounted for derivatives according to Bulletin C-2, “Financial Instruments.” Under Bulletin C-2, derivative financial instruments that qualified for hedge accounting were recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value were recorded in each period in the income statement. Derivative financial instruments that do not qualify for hedge accounting were recorded in the balance sheet at their fair value and changes in the fair value were recorded in each period in the income statement.
     Effective January 1, 2005, the Group adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedge Operations,” issued by the MIPA. Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings unless specific hedge accounting criteria is met, in which case such changes will be recognized in current earnings or stockholders’ equity (as accumulated other comprehensive income or loss) depending on the intended use of the derivative and the resulting designation. Bulletin C-10 also requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of these provisions in 2005 did not have a significant impact in the Group’s financial statements. As of December 31, 2005, none of the Group’s derivatives qualified for hedge accounting.
q) Comprehensive income
     Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
r) Stock-based compensation
     In 2005, the Group adopted the guidelines of the International Financial Reporting Standard 2 (“IFRS 2”), “Share-based payment,” issued by the International Accounting Standards Board. IFRS 2 requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). Before adopting IFRS 2, the Group recognized these equity benefits in consolidated stockholders’ equity, when such benefits became vested. In connection with the adoption of IFRS 2, the Group recognized a non-taxable cumulative loss effect of accounting change at December 31, 2005, in the amount of Ps.323,534, which was reflected in its consolidated statement of income for the year then ended. Adoption of IFRS 2 is required under the scope of Mexican GAAP Bulletin A-8.
s) Prior years’ financial statements
     The Group’s financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2005, by using a restatement factor derived from the change in the NCPI, which for 2003 and 2004 was 1.0870 and 1.0333, respectively. Had the alternative weighted average factor allowed under Mexican GAAP been applied to restate the Group’s financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2003 and 2004 would have been 1.0902 and 1.0332, respectively.
     The NCPI at the following dates was:

December 31, 2002	102.904
December 31, 2003	106.996
December 31, 2004	112.550
December 31, 2005	116.301
     Certain reclassifications have been made in prior years’ financial statements to conform to classifications used in the most recent year.
     In 2003, the Group incurred in additional costs and expenses in the amount of Ps.69,736, net of an income tax benefit of Ps.32,816, in connection with the 2002 disposal of its former music recording business, which was reported as discontinued operations.
t) New Mexican Financial Reporting Standards
     Beginning June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”), assumed the responsibility for setting accounting and reporting standards in Mexico. In accordance with this responsibility, and after a due exposure process, in November 2005 the CINIF issued nine Financial Reporting Standards (“Normas de Información Financiera” or “NIFs”) that became effective on January 1, 2006. The new NIFs are comprised by NIF A-1 through NIF A-8, and NIF B-1, “Accounting Changes and Error Corrections.” NIF A-1 through NIF A-8 include a revised conceptual framework to develop Mexican accounting and reporting standards and achieve the convergence with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Under this revised conceptual framework, the hierarchy of Mexican NIFs is set up as follows: (i) NIF and NIF Interpretations (“INIF”) issued by the CINIF; (ii) Bulletins of Mexican GAAP issued by the MIPA that have not been modified, replaced or superseded by new NIF; and (iii) those IFRS issued by the IASB recognized on a supplementary basis when no general or specific guidance is provided by Mexican GAAP Bulletins and/or NIFs. NIF A-1 through NIF A-8 are primarily standards of a general nature, and they are not expected to have a significant effect on the Group’s consolidated financial statements.

     The new NIF B-1 applies to all voluntary changes in accounting principles and changes required by new accounting pronouncements in the case that the pronouncement does not include specific transition provisions, requires retrospective application to prior periods’ financial statements of accounting changes, and provides rules to determine the period-specific effects of an accounting change. NIF B-1 also provides guidance for the revision of previously issued financial statements to reflect the correction of an error. Through December 31, 2005, Mexican GAAP Bulletin A-7, “Comparability,” required that changes in accounting principles to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.
2. Acquisitions and dispositions
     In October 2002, the Group acquired a 40% interest in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. (“CIE”), which is engaged in the CIE’s live entertainment business in Mexico, in a gross amount of approximately U.S.$104.7 million, and recognized related goodwill in the amount of Ps.781,534 resulting from the excess of the purchase price over the estimated carrying value of the related net assets of OCEN. In the first quarter of 2003, the Group made an additional capital contribution to OCEN in the amount of Ps.58,061 (see Notes 5 and 16). In December 2005, CIE paid to the Group an amount of Ps.49,195 as an adjustment to the purchase price paid by the Group in connection with certain conditions of this acquisition. Also, under the terms of the acquisition agreement, the purchase price paid by the Group is subject to be adjusted based on a formula of EBITDA (as defined) generated by OCEN in the three-year period ended December 31, 2005. This adjustment is expected to be settled by the parties in the first half of 2006 (see Note 7).
     During 2003, the Group disposed of its 10% minority interest in the capital stock of DTS Distribuidora de Televisión Digital, S.A. (“Vía Digital”), a DTH venture in Spain. The disposal was effected by the Group through the sale of a portion of its interest in Vía Digital for cash proceeds of approximately 27.5 million euros (Ps.431,610) and the exchange of its remaining investment in this venture for a de minimus interest in Sogecable S.A., a public pay television company in Spain. As a result of these transactions, the Group recognized a pre-tax gain of approximately 30.8 million euros (Ps.484,595), which represented the excess of the cash and non-cash proceeds over the carrying value of the Group’s net investment in Vía Digital at the transaction dates (see Note 19).
     In May 2003 and January 2004, the Company made initial capital contributions of U.S.$2.5 million (Ps.29,128) and U.S.$1.0 million (Ps.11,521) to TuTv, a 50% joint venture with Univision engaged in the distribution of the Company’s Spanish-speaking programming packages in the United States.
     In June 2003, the Company completed the acquisition of all the outstanding equity of Telespecialidades, S. A. de C. V. (“Telespecialidades”), a company which was owned by the shareholders of Grupo Televicentro, S.A. de C.V. (“Televicentro”), the Group’s former controlling company. The total consideration paid in the third quarter of 2003 in connection with this acquisition was for the equivalent of U.S.$83.0 million (Ps.971,418), which was financed with cash on hand. At the time of acquisition, Telespecialidades net assets consisted principally of 4,773,849 shares of the Company’s capital stock in the form of 1,591,283 CPOs, which securities were previously owned by Televicentro, and tax loss carryforwards for approximately Ps.7,297,538. Following this acquisition, the Group recognized the Company’s shares owned by Telespecialidades as a share repurchase.
     In April 2004, the Company sold its 30% minority interest in Grupo Europroducciones, S. A., a television programming producer in Spain, in the aggregate amount of approximately 7.5 million euros (Ps.120,120) in cash. As a result of this disposal, the Company recognized a net loss of approximately 8.0 million euros (Ps.126,536) as other expense in its consolidated statement of income for the year ended December 31, 2004.
     In October 2004, in conjunction with a series of agreements entered into by and among the Group, the DIRECTV Group, Inc. (“DIRECTV”) and News Corp., the Group announced that (a) DIRECTV Mexico agreed to sell its subscriber list to Sky Mexico; (b) News Corp. received an option to purchase an equity stake in Sky Mexico; (c) the Group would have the right to acquire two-thirds of Liberty Media’s 10% equity interest in Sky Mexico; and (d) the Group agreed to sell, subject to certain conditions, its 30% equity interest in Sky Multi-Country Partners (“SMCP”), and was released of its satellite transponder guarantee in SMCP. Some of these agreements were amended subsequently. In November 2005, the Group concluded the disposition of its 30% interest in SMCP, and no gain or loss was recognized by the Group on this disposal since no carrying value was outstanding for such investment. In February 2006, affiliates of DIRECTV completed the acquisition of equity interests in Sky Mexico, which were formerly held by News Corp. and Liberty Media. This acquisition included the capitalization of the purchase price of the list of subscribers sold by DIRECTV México to Sky México in the aggregate amount of Ps.621,112. As a result of these transactions, the Group’s equity stake in Sky Mexico was reduced from 60% to 52.7%, and DIRECTV became the owner of the remaining 47.3% stake. If the Group exercises its right to acquire two-thirds of the equity interest that DIRECTV acquired from Liberty Media, the Group would have to pay an amount of approximately U.S.$58.7 million (Ps.623,421), and the Group and DIRECTV would own 58.7% and 41.3%, respectively, of Sky Mexico ´s equity.
     In November 2004, the Group sold its 51% interest in its nationwide paging service in Mexico. This transaction was approved by the Mexican regulatory authorities in March 2005. As a result of this disposal, the Group recognized a net loss of approximately Ps.5,275 as other expense in its consolidated statement of income for the year ended December 31, 2004.
     During the second half of 2004, the Group acquired certain companies in an aggregate amount of Ps.338,438 (Ps.238,322 in cash and Ps.100,116 through the capitalization of liabilities), which net assets at the time of acquisitions consisted principally of tax loss carryforwards in the amount of approximately Ps.3,238,644, of which Ps.2,603,110 and Ps.425,158 were used by the Group in 2004 and 2005, respectively (see Note 20).
     In October 2005, the Group acquired 40% of the outstanding capital stock of Gestora de Inversiones Audiovisuales La Sexta, S.A.U. (“La Sexta”) for an aggregate amount of approximately 1.2 million euros (Ps.15,321). In November 2005, the government of Spain granted a concession to La Sexta for a free-to-air television channel. La Sexta started operations in March 2006.
     In October 2005, in a series of related transactions, the Group disposed its 30% interest in DTH TechCo Partners (“TechCo”), and was released of any obligation in connection with a guarantee granted by the Group in respect of certain TechCo’s indebtedness. As a result of this disposal, the Group recognized a pretax loss of approximately Ps.160,141 as other expense, which primarily consisted of the aggregate amount of the carrying value of the Group’s net investment in TechCo, which included all of the outstanding amounts receivable in connection with long-term loans made by the Group to TechCo (see Notes 5 and 19).
     In October 2005, the Group agreed to participate with a 25% interest in Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), a new low-cost carrier airline with a concession to operate in Mexico. In December 2005, the Group made an initial capital contribution in Volaris of U.S.$25.0 million (Ps.270,840), and began to account for this investment by applying the equity method (see Note 5). Volaris started operations in March 2006.
     In November 2005, the Group completed the acquisition of all of the outstanding equity of Comtelvi, S. de R. L. de C.V. (“Comtelvi”), an entity owned by a third party that at the time of acquisition had structured note investments and other financial instrument assets and liabilities, as well as tax losses of approximately Ps.3,311,527 that were used by the Group in the fourth quarter of 2005 (see Note 20). The total consideration paid in connection with this acquisition was the equivalent of U.S.$39.1 million (Ps.424,419), which was financed with cash on hand.
     In December 2005, the Group entered into a series of agreements to acquire certain operating assets, which were owned by Editora Cinco, S.A., a Colombian publisher, comprising primarily a group of more than 70 magazine publishing trademarks and related rights in Mexico, Colombia, Chile and the United States, in an aggregate amount of approximately U.S.$14.4 million (Ps.153,150). This acquisition was completed by the Group in February 2006.
3. Trade notes and accounts receivable
     Trade notes and accounts receivable as of December 31, 2004 and 2005, consisted of:

	2004		2005
Non-interest bearing notes received as customer deposits and advances	Ps.	10,553,476	Ps.	12,299,271
Accounts receivable, including value-added tax receivables related to advertising services		2,210,158		2,693,762
Allowance for doubtful accounts		(1,159,394)		(1,096,733)

	Ps.	11,604,240	Ps.	13,896,300

4. Transmission rights and programming
     At December 31, 2004 and 2005, transmission rights, and programming consisted of:

	2004		2005
Transmission rights	Ps.	4,321,899	Ps.	3,399,876
Programming		4,033,188		3,641,592

		8,355,087		7,041,468

Non-current portion of:
Transmission rights		2,225,541		1,618,079
Programming		2,415,862		2,302,888

		4,641,403		3,920,967

Current portion of transmission rights and programming	Ps.	3,713,684	Ps.	3,120,501

5. Investments
     At December 31, 2004 and 2005, the Group had the following investments:

					Ownership %
					as of December
	2004		2005		31, 2005
Accounted for by the equity method:
Univision (a)	Ps.	5,926,633	Ps.	5,658,406	9.9%
OCEN (see Note 2)		516,828		500,747	40.0%
DTH TechCo Partners (b)		(833)		—	30.0%
Volaris (see Note 2)		—		240,465	25.0%
Other		159,101		97,536

		6,601,729		6,497,154

Other investments:
Held-to-maturity securities (see Note 1 (g))(c)		—		893,855
Deposits in escrow (d)		145,083		133,194
TechCo (b)		144,960		—
Univision (a)		23,653		23,653
Other		67,512		39,653

		381,208		1,090,355

	Ps.	6,982,937	Ps.	7,587,509

(a)	The Group accounts for this investment under the equity method due to the Group’s continued ability to exercise significant influence over Univision’s operations. As of December 31, 2004 and 2005, the Group owned 16,594,500 shares Class “A” and 13,593,034 shares Class “T” of common stock of Univision, as well as warrants to acquire 6,374,864 shares Class “A” and 2,727,136 shares Class “T” of common stock of Univision. Substantially all of these warrants can be exercised at a price of U.S.$38.261 per share, and expire in December 2017 (see Note 9). Any shares of Univision’s common stock owned by the Group and those shares of Univision’s common stock that may be purchased by the Group in connection with related warrants and warrant purchase agreements are intended to be held as equity securities accounted for under the equity method. The warrants to purchase 6,274,864 shares of Univision’s Class “A” Common Stock and 2,725,136 shares of Univision’s Class “T” Common Stock are not accounted for at any cost since they were acquired by the Group as a consideration for surrendering certain governance rights previously held by the Group in Univision. The warrants to purchase 100,000 shares of Univision’s Class “A” Common Stock are accounted at acquisition cost and classified as other investments since the shares that may be purchased through these instruments are intended to be held by the Group as an equity investment in Univision (see Note 9). In September 2003, Univision and Hispanic Broadcasting Corporation (“HBC”), a leading Spanish-language radio group in the United States, completed a merger of their businesses. As a result of this merger, the Group (i) decreased its ownership in Univision from approximately 14.7% to 10.9% on a fully diluted basis; and (ii) increased the carrying value of its investment in Univision by recognizing a net other comprehensive income of approximately U.S.$250.6 million (Ps.3,057,553) in 2003 (see Note 14). The Group’s ownership stake in Univision as of December 31, 2005, was approximately 11.4% on a fully diluted basis. The carrying value of the Group’s net investment in Univision at December 31, 2005, also included goodwill in the amount of Ps.5,478,928 (see Note 7). The quoted market price of Univision’s common stock at December 31, 2005, and March 16, 2006, was U.S.$29.39 per share and U.S.$33.76 per share, respectively.

(b)	General partnership engaged in providing technical services to DTH ventures in Latin America through September 2005. During 2004, the Group provided funding to TechCo for approximately U.S.$4.5 million (Ps.51,349) in the form of long-term notes with principal and interest maturities in 2008, bearing annual interest at LIBOR plus 2.5%. As of December 31, 2004, promissory notes and accrued interest receivable due from TechCo were approximately U.S.$12.6 million (Ps.144,960). Additionally, in the fourth quarter of 2004, the Group made a capital contribution to TechCo in the amount of U.S.$0.9 million (Ps.10,258). In October 2005, this investment was disposed by the Group (see Note 2).

(c)	Held-to-maturity securities represent structured notes and corporate fixed income securities with maturities in 2008. These investments are stated at cost.

(d)	In connection with the disposal of an investment of the Group in 1997, the Group granted collateral to secure certain indemnification obligations which consisted, at December 31, 2004 and 2005, of short-term securities of approximately U.S.$12.6 million (Ps.145,083) and U.S.$12.5 million (Ps.133,194), respectively. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimus amount. The collateral agreement will terminate in approximately two years (see Note 11).
     In 2003, 2004 and 2005, the Group recognized, in the consolidated statements of income, equity in earnings of affiliates of (Ps.30,747), (Ps.635,490), and (Ps.160,158), respectively, and in the consolidated other comprehensive income or loss (see Note 15), equity in the (gain) loss from holding non-monetary assets of affiliates of (Ps.68), (Ps.12) and Ps.889, respectively, equity in the translation (gain) loss effect of affiliates of (Ps.168,131), Ps.150,312 and Ps.290,379, respectively, and in 2004 and 2005, equity in the (gain) loss on issuance of shares of associates of (Ps.12,126) and Ps.189,400, respectively.
6. Property, plant and equipment
     Property, plant and equipment as of December 31, 2004 and 2005, consists of:

	2004		2005
Buildings	Ps.	7,807,516	Ps.	7,964,833
Buildings improvements		1,720,042		1,582,373
Technical equipment		17,810,157		17,970,490
Satellite transponders		1,714,647		1,636,152
Furniture and fixtures		596,442		500,070
Transportation equipment		1,172,949		1,105,876
Computer equipment		1,488,757		1,413,731

		32,310,510		32,173,525
Accumulated depreciation		(16,993,039)		(17,174,543)

		15,317,471		14,998,982
Land		3,827,822		3,820,812
Construction in progress		652,805		908,753

	Ps.	19,798,098	Ps.	19,728,547

     At December 31, 2004 and 2005, the Group’s Mexican subsidiaries had technical, transportation and computer equipment of non-Mexican origin totaling Ps.4,866,867 and Ps.4,482,419, respectively, net of accumulated depreciation (see Note 1(h)).
     Had the NCPI been applied to restate all of the Group’s net equipment, the net balance of property, plant and equipment as of December 31, 2004 and 2005 would have been Ps.20,447,360 and Ps.20,743,474, respectively.
     Depreciation charged to income in 2003, 2004 and 2005 was Ps.1,392,876, Ps.1,870,125 and Ps.2,084,345, respectively, of which Ps.151,713 was recognized in 2003 as non-recurring charges in connection with the disposal of the nationwide paging business (see Note 18).
     Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with PanAmSat Corporation (“PanAmSat”) for 12 KU-band transponders on PanAmSat’s satellite PAS-9 (see Note 8). As of December 31, 2004 and 2005, satellite transponders, net of accumulated depreciation, amounted to Ps.1,219,304 and Ps.1,054,409, respectively.

7. Intangible assets and deferred charges, net
     The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2004						2005
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	7,771,617					Ps.	7,200,018
Publishing trademarks						513,393						455,038
Television network concession						602,608						602,608
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,053,735	Ps.	(764,666)		289,069	Ps.	1,134,044	Ps.	(793,578)		340,466
Subscriber list		—		—		—		570,047		(137,249)		432,798
Other intangible assets		232,224		(113,105)		119,119		195,791		(72,937)		122,854
Deferred financing costs (see Note 8)		409,795		(243,843)		165,952		1,059,585		(200,094)		859,491

	Ps.	1,695,754	Ps.	(1,121,614)	Ps.	9,461,758	Ps.	2,959,467	Ps.	(1,203,858)	Ps.	10,013,273

     Amortization of intangible assets with finite lives (other than goodwill) and deferred financing costs charged to income in 2003, 2004 and 2005, was Ps.452,609, Ps.320,197 and Ps.424,729, respectively, of which Ps.2,744 in 2003, were recorded as other cost and expenses (see Note 19), Ps.33,146, Ps.32,783 and Ps.48,074 in 2003, 2004 and 2005, respectively, were recorded as interest expense (see Note 17) and Ps.13,381 and Ps.42,031 in 2004 and 2005, respectively, were recorded as non-recurring charges in connection with the extinguishment of long-term debt (see Note 18).
     The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2005, were as follows:

					Foreign
	Balance as of				Currency		Adjusted				Balance as of
	December 31,				Translation		Goodwill/		Impairment		December 31,
	2004		Acquisitions		Adjustments		Trademarks		Adjustments		2005
Business Segments:
Television Broadcasting	Ps.	1,279,742	Ps.	20,566	Ps.	—	Ps.	—	Ps.	—	Ps.	1,300,308
Publishing Distribution		—		23,670		—		—		—		23,670
Other Businesses		36,499		—		—		—		—		36,499
Equity-method investees		6,455,376		—		(258,471)		(357,364)		—		5,839,541

	Ps.	7,771,617	Ps.	44,236	Ps.	(258,471)	Ps.	(357,364)	Ps.	—	Ps.	7,200,018

Trademarks (Publishing)	Ps.	513,393	Ps.	—	Ps.	(3,979)	Ps.	(46,937)	Ps.	(7,439)	Ps.	455,038

     During 2005, the goodwill related to the Group’s 40% investment in OCEN was adjusted in the amount of Ps.357,364 as a result of post-acquisition adjustments, a portion of which was paid to the Group in December 2005 (Ps.49,195) and the remaining will be settled in the second quarter of 2006 (see Notes 2 and 16).

8. Long-term debt and satellite transponder lease obligation
     Long-term debt and satellite transponder lease obligation outstanding as of December 31, were as follows:

	2004		2005
U.S.$5.3 million 11.875% Series “B” Senior Notes due 2006 (1)	Ps.	61,554	Ps.	56,777
U.S.$200.0 million 8.625% Senior Notes due 2005 (2)		2,304,112		—
U.S.$300.0 in 2004 and U.S.$75.5 million in 2005 8% Senior Notes due 2011(2) (3)		3,456,169		802,131
U.S.$300.0 million 8.50% Senior Notes due 2032 (2)		3,456,169		3,187,950
U.S.$600.0 million 6.625% Senior Notes due 2025 (2) (3)		—		6,375,900
U.S.$88.0 million 12.875% Senior Notes due 2007 (4)		1,013,810		—
U.S.$300.0 million 9.375% Senior Notes due 2013 (5)		3,456,169		3,187,950
Other U.S. dollar debt (6)		108,622		42,062
8.15% UDI-denominated Notes due 2007 (3) (7)		3,966,662		941,071
Mexican peso long-term loans (8)		4,011,851		3,882,460
Sky Mexico’s long-term loan (4)		1,045,727		—
Other Mexican peso bank loans (9)		99,199		446
Other currency debt		2,068		950

Total long-term debt		22,982,112		18,477,697
Less: Current portion		3,406,973		340,457

Long-term debt, net of current portion	Ps.	19,575,139	Ps.	18,137,240

Satellite transponder lease obligation (10)	Ps.	1,441,861	Ps.	1,262,537
Less: Current portion		73,101		75,604

Satellite transponder lease obligation, net of current portion	Ps.	1,368,760	Ps.	1,186,933

(1)	These securities are unsecured, unsubordinated obligations of the Company, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future liabilities of the Company’s subsidiaries. Interest on these securities, including additional amounts payable in respect of certain Mexican withholding taxes, is 12.49% per annum and is payable semi-annually.

(2)	These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2005, 2011, 2025 and 2032, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.07%, 8.41%, 6.97% and 8.94% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission (the “SEC”).

(3)	In March and May 2005, the Company issued these Senior Notes in the aggregate amount of U.S.$400.0 million and U.S.$200.0 million, respectively, which were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The net proceeds of the U.S.$400.0 million issuance, together with cash on hand, were used to fund the Group’s tender offers made and expired in March 2005 for any or all of the Senior Notes due 2011 and the Mexican peso equivalent of UDI-denominated Notes due 2007, and prepaid principal amount of these securities in the amount of approximately U.S.$222.0 million and Ps.2,935,097 (nominal), respectively, representing approximately 74% and 76% of the outstanding principal amount of these securities, respectively. The net proceeds of the U.S.$200.0 million issuance were used for corporate purposes, including the prepayment of some of the Group’s outstanding indebtedness.

(4)	In January 2005, Sky Mexico prepaid all of the outstanding amounts of these Senior Notes by using the net proceeds of a long-term credit agreement entered into in December 2004 by Sky Mexico with a Mexican bank in the aggregate principal amount of Ps.1,045,727 (Ps.1,012,000 nominal), with a partial maturity (50%) in 2010 and the remainder in 2011, and interest of 10.55% per annum payable on a monthly basis. In July 2005, Sky Mexico prepaid all of the outstanding amounts of the Ps.1,045,727 loan with the net proceeds of a long-term credit agreement entered into by Sky Mexico with the Company in the same principal amount, and with the same maturity and interest conditions.

(5)	In September 2003, Innova completed the offering of these unsecured and unsubordinated Senior Notes, which indentures contain certain restrictive covenants for Innova on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.8580%, and is payable semi-annually. Innova may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. Additionally, on or before September 19, 2006, Innova may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of these Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

(6)	Includes notes payable to banks, bearing annual interest rates which vary between 0.11 and 1.25 points above LIBOR. The maturities of this debt at December 31, 2005, are various from 2006 to 2010.

(7)	Notes denominated in Mexican Investment Units (“Unidades de Inversión” or “UDIs”), representing 1,086,007,800 UDIs and 258,711,400 UDIs at December 31, 2004 and 2005, respectively. Interest on these notes is payable semi-annually. The balance as of December 31, 2004 and 2005 includes restatement of Ps.866,681 and Ps.226,404, respectively. The UDI value as of December 31, 2005, was of Ps.3.637532 per UDI.

(8)	In May 2003, May 2004 and October 2004, the Company entered into long-term credit agreements with a Mexican bank in an aggregate amount of Ps.800,000, Ps.1,162,500 and Ps.2,000,000, respectively, with various maturities from 2004 to 2012. Interest on these loans is, in a range of 8.925% to 10.35% per annum, and is payable on a monthly basis. The net proceeds of these loans were primarily used to pay, prepay and refinance amounts outstanding under certain Company’s debt with original maturities from 2003 to 2006. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(9)	The 2004 balance also include a long-term loan of Ps.99,199, granted by a commercial Mexican bank in 2001 to refinance the redemption of the Company’s Senior Discount Debentures then outstanding, with principal and interest thereof payable on a quarterly basis through May 2006 and annual interest rate equal to the Mexican interbank rate plus 30 basis points. The terms of this loan include certain financial ratios and covenants. In May 2005, the Group prepaid all of the outstanding amounts of a Ps.80.0 million long-term loan, which originally matured in 2006.

(10)	Sky Mexico is committed to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with PanAmSat Corporation in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite PAS-9, which became operational in September 2000. The service term for PAS-9 will end at the earlier of (a) the end of 15 years or (b) the date PAS-9 is taken out of service. The present value of Sky Mexico future obligations from the PAS-9 agreement was determined using the Sky Mexico incremental borrowing rate at the lease commencement date of 11.5% (see Note 6). Through September 2004, the obligations of Sky Mexico under the PAS-9 agreement were proportionately guaranteed by the Company and the other Sky Mexico equity owners in relation to their respective ownership interests. Beginning October 2004, this obligation is being guaranteed by the Company at 51% (see Note 11).

Maturities of debt and satellite transponder lease obligation
     Debt maturities for the years subsequent to December 31, 2005, are as follows:

2006	Ps.	340,457
2007		946,024
2008		484,836
2009		1,163,171
2010		1,026,822
Thereafter		14,516,387

	Ps.	18,477,697

     Future minimum payments under satellite transponder lease obligation for the years subsequent to December 31, 2005, are as follows:

2006	Ps.	216,781
2007		216,781
2008		216,781
2009		216,781
2010		216,781
Thereafter		1,012,621

		2,096,526
Less: amount representing interest		833,989

	Ps.	1,262,537

9. Financial instruments
     The Group’s financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable held-to-maturity securities, accounts payable, debt and derivative financial instruments. For cash, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value.
     The fair value of warrants to purchase shares of Univision was based upon an option pricing model. The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 8) was estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, and currency option, interest rate swap and share put option agreements was based on quotes obtained from financial institutions.

     The estimated fair values of the Group’s financial instruments at December 31, 2004 and 2005 were as follows:

	2004				2005
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Univision warrants (see Note 5)	Ps.	23,653	Ps.	1,519,424	Ps.	23,653	Ps.	1,318,326
Held-to-maturity securities (see Note 5)		—		—		893,855		884,113
Liabilities:
Senior Notes due 2005, 2011, 2025 and 2032	Ps.	9,216,450	Ps.	10,361,940	Ps.	10,365,981	Ps.	11,280,616
Other long-term debt securities		4,531,533		5,025,258		3,244,727		3,577,637
UDI-denominated long-term securities		3,966,662		4,298,260		941,071		1,002,817
Long-term notes payable to Mexican banks		5,057,578		5,199,561		3,882,460		3,964,110
Derivative financial instruments:
Assets:
UDI forwards (a)	Ps.	104,927	Ps.	146,631	Ps.	—	Ps.	—
Liabilities:
Sky Mexico’s interest rate swaps (b)	Ps.	—	Ps.	12,200	Ps.	73,522	Ps.	73,522
Foreign currency forwards (c)		24,954		43,897		3,366		3,366
Interest rate swaps (d)		20,294		32,837		300,481		300,481

(a)	In connection with the notes denominated in Mexican Investment Units (“Unidades de Inversión” or “UDIs”), during April, 2004, the Company entered into forward contracts with three financial institutions covering the total amount of UDIs payable at the maturity of the notes in 2007. Through these contracts, the Company fixed the price of the UDI at Ps.3.41067 in exchange for payments of interest over the notional amount in pesos at an average rate of 4.06% with half-yearly payments. As of December 31, 2004, the Company recorded a net benefit of Ps.104,927 derived from the difference in the price of the UDI published by the Mexican Central Bank at that date and the price fixed in these contracts. In March 2005, in connection with the issuance of the Senior Notes due 2025 and as a result of the tender offer of the UDI-denominated Notes due 2007, the Company terminated early these contracts and recorded an additional net benefit of Ps.6,302, in the year ended December 31, 2005.

(b)	In February 2004, Sky Mexico entered into coupon swap agreements to hedge a portion of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Sky Mexico receives semi-annual payments calculated based on the aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and Sky Mexico makes monthly payments calculated based on an aggregate notional amount of approximately Ps.3,282,225 at an annual rate of 10.25%. These transactions will terminate in September 2008. As of December 31, 2005, Sky Mexico recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange loss).

(c)	In 2004 and 2005, the Company entered into forward contracts with diverse financial institutions to buy U.S.$185.0 million of the Senior Notes due 2005 for hedge purposes. The average price fixed in these agreements was Ps.11.73 per U.S. dollar. In the years ended December 31, 2004 and 2005, as a result of the depreciation of the exchange rate of the U.S. dollar in relation to the Mexican peso, the Company recorded a loss for these transactions of Ps.24,954 and Ps.148,955, respectively, in the integral cost of financing (foreign exchange gain or loss). In addition, as of December 31, 2005, the Group had entered into forward exchange contracts to cover cash flow requirements on a notional amount of U.S.$85.0 million to exchange U.S. dollars and Mexican pesos at an average exchange rate of Ps.10.85 per U.S. dollar in 2006.

(d)	In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011, 2025 and 2032, during 2004 and 2005, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican peso depreciation on interest payments for a period of five years. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount of U.S.$550.0 million and U.S.$890.0 million as of December 31, 2004 and 2005, respectively, at an average annual rate of 8.27% and 7.37%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of approximately Ps.6,177,191 and Ps.9,897,573 as of December 31, 2004 and 2005, respectively, at an average annual rate of 9.26% and 8.28% respectively, without an exchange of the notional amount upon which the payments are based. As of December 31, 2004, the Company recorded a loss in the integral cost of financing (foreign exchange loss) derived of comparing the interest payable calculated at the exchange rate of the balance sheet date at year-end. In the year ended December 31, 2005, the Company recorded a loss of Ps.368,345 in the integral cost of financing (foreign exchange loss) derived of the change in fair value of these transactions. In November 2005, the Group entered into option contracts that allow the counterparty to extend the maturity of the swap agreements for one additional year on the notional amount of U.S.$890.0 million.
10. Pension plans, seniority premiums and severance indemnities
     Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans for substantially all of their employees. Additionally, the Group has a defined benefit pension plan for executives. All pension benefits are based on salary and years of service rendered.
     Under the provisions of the Mexican labor law, seniority premiums are payable based on salary and years of service, to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age employees are no longer eligible for seniority premiums.
     Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group has used a 4% discount rate, 2% salary scale, and 5% return on assets rate for 2003, 2004 and 2005. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. In the third quarter of 2004 and 2005, the Group made a cash contribution of approximately Ps. 69,939 (nominal) and Ps. 4,996 (nominal), respectively, to its seniority premium plans. Plan assets were invested in a portfolio that primarily consisted of equity and debt securities (including shares of the Company) as of December 31, 2004 and 2005. Pension and seniority premium benefits are paid when they become due.
     The pension plan, seniority premium and severance indemnity liability (see Note 1(n)) as of December 31, 2004 and 2005, was as follows:

	2004		2005
Seniority premiums:
Actuarial present value of benefit obligations:
Vested benefit obligations	Ps.	160,244	Ps.	153,110
Nonvested benefit obligations		68,843		79,691

Accumulated benefit obligation		229,087		232,801
Benefit attributable to projected salaries		17,473		18,484

Projected benefit obligation		246,560		251,285
Plan assets		366,057		450,594

Projected benefit obligation in excess of plan assets		119,497		199,309

Items to be amortized over a 12-year period:
Transition obligation		139,004		118,424
Unrecognized prior service cost		(109,883)		(108,879)
Unrecognized net loss (gain) from experience differences		72,747		(8,361)

		101,868		1,184

Net projected asset		221,365		200,493

Pension plans:
Actuarial present value of benefit obligations:
Vested benefit obligations		233,192		273,862
Nonvested benefit obligations		280,498		295,036

Accumulated benefit obligation		513,690		568,898
Benefit attributable to projected salaries		134,529		144,218

Projected benefit obligation		648,219		713,116
Plan assets		788,636		975,350

Projected benefit obligation in excess of plan assets		140,417		262,234

Items to be amortized over a 19-year period:
Transition obligation		136,311		123,959
Unrecognized prior service cost		(16,628)		(14,727)
Unrecognized net loss from experience differences		(340,706)		(473,084)

		(221,023)		(363,852)

Net projected liability		(80,606)		(101,618)

	2004		2005
Severance indemnities:
Actuarial present value of benefit obligations:
Vested benefit obligations		—		—
Nonvested benefit obligations		—		265,862

Accumulated benefit obligation		—		265,862
Benefit attributable to projected salaries		—		25,173

Projected benefit obligation		—		291,035
Plan assets		—		—

Net projected liability		—		(291,035)

Total labor assets (liabilities)	Ps.	140,759	Ps.	(192,160)

     The net pension and seniority premium cost for 2003, 2004 and 2005 was Ps. 134,138, Ps. 87,600 and Ps. 89,728, respectively.
11. Commitments and contingencies
     At December 31, 2005, the Group had commitments in an aggregate amount of Ps. 192,330, of which Ps. 144,850 were commitments related to Sky Mexico projects, Ps. 35,072 were commitments for the acquisition of software and related services, and Ps. 12,408 were commitments to acquire television technical equipment.
     In 2001, the Company entered into a 50/50 programming joint venture with Endemol, a world leading content developer and producer for television and online platforms based in the Netherlands, to produce and develop content for television and the Internet. As of December 31, 2005, the Group had commitments to acquire from Endemol programming formats through this venture for up to U.S.$11.1 million (Ps. 117,485) through 2006.
     In the second half of 2005, the Group entered into a series of agreements with EMI Group PLC (“EMI”), a world leading recording music company, by which (i) a 50/50 joint venture music company (“Televisa EMI Music”) was created in Mexico in October 2005; and (ii) the Group became a 50/50 partner of EMI’s U.S. Latin music operations (“EMI Televisa Music”) beginning September 1, 2005. In accordance with the terms of such agreements, and under certain specific circumstances, (i) in the case of Televisa EMI Music, either party will have the right to acquire the other party’s interest in Televisa EMI Music in accordance with an agreed formula, and (ii) in the case of EMI Televisa Music, the Group may require EMI to purchase or EMI may require the Group to sell its 50% interest in the U.S. venture operations. These joint ventures did not require any significant capital funding by the Group during 2005. The Group may fund up to 50% of certain working capital requirements of EMI Televisa Music during 2006, in the form of long-term loans.
     The Group has granted collateral in connection with certain indemnification obligations (see Note 5), which includes a deposit of approximately U.S.$12.5 million (Ps. 133,194) of short-term securities as of December 31, 2005.
     In June 2003, the Company was notified by the Mexican tax authority of a federal tax claim made against the Company for approximately Ps. 960,657, including penalties and surcharges, for an alleged asset tax liability for the year 1994. The Company believes it has meritorious defense against this claim.
     At December 31, 2005, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

Thousands of
U.S. dollars
2006	U.S.$14,866
2007	14,418
2008	13,067
2009	10,898
2010 and thereafter	24,404

U.S.$77,653

     In October 2004, in conjunction with a series of agreements entered into by the Company with DirecTV and News Corp., the Company entered into an amended and restated guarantee related to Sky Mexico’s minimum commitment for use of transponders over a period ending 2015, pursuant to which the proportionate share of Sky Mexico’s transponder lease obligation guaranteed by the Company was reduced from 60% to 51%, and will remain at 51% until the Group’s percentage ownership of Sky Mexico is adjusted. This guarantee is estimated to be an aggregate of approximately U.S. $101.4 million (undiscounted) as of December 31, 2005 (see Notes 8 and 9).
     In the fourth quarter of 2001, a former U.S. subsidiary of the Company received final proposed adjustments in connection with U.S. Internal Revenue Service audits for fiscal periods ended in 1995, 1996 and 1997. As a result of these audits, the Group made U.S. federal and state income tax and interest payments in 2001 and 2003 of approximately U.S.$14.0 million (Ps. 153,860) and U.S.$1.8 million (Ps. 21,073), respectively. As of December 31, 2005, the Group has accrued Ps. 34,777 representing the Group’s estimate of state and other tax liabilities in connection with these matters. These matters did not have, and the Group does not expect that they will have, a material adverse effect on its financial condition or results of operations.
     There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group’s management, none of these proceedings will have a material adverse effect on the Group’s financial position or results of operations.
12. Capital Stock, Stock Purchase Plan and Long-term Retention Plan
Capital Stock
     The Company has four classes of capital stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, with no par value. The Series “A” Shares and Series “B” Shares are common shares. The Series “D” Shares are limited-voting and preferred dividend shares, with a preference upon liquidation. The Series “L” Shares are limited-voting shares.
     The Company’s shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates (“CPOs”), each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares (“GDS”), each GDS representing 20 CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series “A”, Series “B” and Series “D” Shares. In March 2006, the Company announced a proposed change from 20 to five CPOs representing each GDS, which is expected to be effective on March 22, 2006.
     At December 31, 2005, shares of capital stock and CPOs consisted of (in thousands):

	Authorized	Repurchased	Acquired by	Acquired by a
	and	by the	the Company’s	Company’s
	Issued (1)	Company (2)	Trust (3)	Subsidiary (4)	Outstanding
Series “A” Shares	124,736,244	(1,166,260)	(7,406,648)	(1,917,483)	114,245,853
Series “B” Shares	60,269,683	(1,026,309)	(4,019,585)	(1,253,198)	53,970,590
Series “D” Shares	92,133,722	(1,632,764)	(2,677,881)	(1,960,833)	85,862,244
Series “L” Shares	92,133,722	(1,632,764)	(2,677,881)	(1,960,833)	85,862,244

Total shares	369,273,371	(5,458,097)	(16,781,995)	(7,092,347)	339,940,931

Shares in the form of CPOs (5)	307,989,072	(5,458,097)	(8,951,772)	(6,554,784)	287,024,418

CPOs (5)	2,632,385	(46,650)	(76,511)	(56,024)	2,453,200

(1)	In April 2004, the Company’s stockholders approved a restructuring of the Company’s capital stock (the “Recapitalization”), which comprised the following: (i) a 25-for-one stock split, which became effective on July 26, 2004 (all the Company’s share and per share data in these financial statements are presented on a post-split basis); (ii) the creation of the Series “B” Shares; (iii) a 14-for-25 stock dividend in the amount of Ps. 968,262 (nominal of Ps. 906,114); and (iv) an increase in the number of shares represented by each outstanding CPO. The Recapitalization increased the number of the Company’s shares by a factor of 39 on a pre-split basis but did not affect the Company’s total equity or dilute the equity interest of any shareholder.

(2)	In 2003, 2004 and 2005 the Company repurchased 2,370,007, 1,813,102 and 3,645,463 shares, respectively, in the form of 31,600, 15,497 and 31,158 CPOs, respectively, in the amount of Ps. 579,821, Ps. 403,107 and Ps. 1,065,165, respectively, in connection with a three-year share repurchase program of up to U.S.$400.0 million, exercised at the discretion of management and subject to legal, market and other conditions. In April and December 2003, the Company’s stockholders approved the cancellation of 2,370,068 shares of capital stock in the form of 31,601 CPOs, which were primarily repurchased under this program. In 2004, the Company resold 468 shares in the form of 4 CPOs, repurchased under this program, in the amount of Ps. 105.

(3)	In December 2003, in connection with the approval of the Company’s shareholders to issue additional Series “A” Shares for the Long-Term Retention Plan described below, the Company increased its capital stock in the amount of Ps. 4,373,269 by issuing additional 10,757,689 Series “A” Shares, not in the form of CPOs, of which Ps. 3,967,836 were recognized as additional paid-in capital. Following this capital stock increase, the 10,757,689 Series “A” Shares were acquired by a Company’s trust for the purpose of implementing the Company’s Long-Term Retention Plan.

(4)	In connection with the Company’s Stock Purchase Plan described below.

(5)	In the second half of 2004, the Company issued 392,837 additional CPOs by combining 9,820,921 Series “A” Shares, 8,642,411 Series “B” Shares, 13,749,290 Series “D” Shares and 13,749,290 Series “L” Shares, not in the form of CPOs, which were owned by certain shareholders (equivalent to 312,880 CPOs), and were acquired by a Company’s trust (equivalent to 76,511 CPOs) and a Company’s subsidiary (equivalent to 3,446 CPOs). Additionally, in April 2005, the Company issued 4 additional CPOs by combining 107 Series “A” Shares, 94 Series “B” Shares, 150 Series “D” Shares and 150 Series “L” Shares, not in the form of CPOs, which were acquired by a Group’s trust for a pension plan.
     Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.
     Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps. 0.00034177575 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if shareholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps. 0.00683551495 per share) before any distribution is made in respect of Series “A”, Series “B” Shares and Series “L” Shares.
     At December 31, 2005, the restated tax value of the Company’s common stock was Ps. 21,864,415. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 14).
Stock Purchase Plan
     The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant and sale of up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2005, the Company had assigned approximately 118.2 million CPOs at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of the United States, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied. During 2003, 2004 and 2005, 5.0 million CPOs, approximately 42.5 million CPOs, and approximately 26.9 million CPOs, respectively, were exercised pursuant to this Plan in the amount of Ps. 77,934, Ps. 605,621 and Ps. 312,879, respectively, and transferred to the Plan participants. In October 2004, those Series “B”, Series “D” and Series “L” Shares, together with certain Series “A” Shares, not in the form of CPOs and previously held by the trust, were exchanged by 3.4 million CPOs.
Long-term Retention Plan
     In 2003, the Company designated a trust to implement a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. In December 2003, the designated trust acquired approximately 10,757.7 million Series “A” Shares (not in the form of CPOs) for the purposes of the Company’s Retention Plan. As a result of the Recapitalization described above and other related transactions, the trust designated for the implementation of the Retention Plan received a number of Series “B”, Series “D” and Series “L” Shares against the delivery of the same number of Series “A” Shares. In October 2004, certain Series “A”, Series “B”, Series “D” and Series “L” Shares, held by the trust, were exchanged for approximately 76.5 million CPOs.
     As of December 31, 2005, the designated trust owned approximately 143.4 million CPOs or CPOs equivalents, including approximately 7.6 million CPOs or CPOs equivalents that have been reserved to a group of employees, and may be granted at a price of approximately Ps. 28.05 per CPO, subject to certain conditions, in vesting periods between 2008 and 2023. As of December 31, 2005, the Company had assigned under the Retention Plan approximately 46.8 million CPOs, at an exercise price of Ps. 13.45 per CPO, subject to certain conditions. Shares assigned to employees under the Retention Plan are estimated to be vested over a period between 2008 and 2010.
     The Group determined the stock-based compensation expense, as required by IFRS 2 (see Note 1(r)), by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following weighted-average assumptions:

December 31, 2005
Dividend yield	3.0%
Expected volatility(1)	22.34%
Risk-free interest rate	8.2%
Expected life of awards (in years)	4.1 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPO.
     A summary of the stock awards for employees as of December 31, 2005, is presented below (in constant pesos and thousands of CPOs):

	Stock Purchase Plan		Long-term Retention Plan
		Weighted-Average		Weighted-Average
	CPOs	Exercise Price	CPOs	Exercise Price
Granted	120,490	13.40	47,823	13.45
Exercised	(69,988)	13.13	—	—
Forfeited	(2,320)	13.40	(1,039)	13.45

Outstanding at end of year	48,182	15.41	46,784	13.45

Exercisable at end of year	4,472	11.45	—	—

     As of December 31, 2005, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and the Long-term Retention Plan is 0.8 and 3.1 years, respectively.
13. Retained earnings
     In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2003, 2004 and 2005, the Company’s stockholders approved increases to the legal reserve amounting to Ps. 41,695, Ps. 195,469 and Ps. 223,030, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
     In prior years the Company’s stockholders approved appropriating from retained earnings a reserve amounting to Ps. 7,191,798 for the repurchase of shares, at the discretion of management. Through December 31, 2005, this reserve has been used in an amount of Ps. 1,447,215, in connection with the cancellation of shares repurchased by the Company.
     Unappropriated earnings as of December 31, 2004 and 2005 are comprised of (i) accumulated earnings from prior years for an amount of Ps. 14,206,139 and Ps. 14,137,927, respectively; (ii) cumulative charges in connection with the acquisition of shares of the Company made by subsidiaries and a subsequently cancelled or sold in an amount of Ps. 2,301,303 and Ps. 2,316,937, respectively; and (iii) other unappropriated earnings in an amount of Ps. 13,160.
     In April 2003, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps. 621,603 (nominal Ps. 550,000), which consisted of Ps. 0.18936540977 (nominal) per CPO and Ps. 0.05260150265 (nominal) per Series “A” Share (not in the form of a CPO), and was paid in cash in June 2003.
     In April 2004, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps. 4,114,065 (nominal Ps. 3,850,000), which consisted of nominal Ps. 1.21982800845 per CPO and nominal Ps. 0.40660933615 per former Series “A” Share (not in the form of a CPO), and was paid in cash in May 2004.

     In April 2004, in connection with the Recapitalization of the Company (see Note 12), the Company’s stockholders approved a stock dividend in the amount of Ps. 968,262 (nominal Ps. 906,114).
     In April 2005, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps. 4,305,789 (nominal Ps. 4,214,750), which consisted of nominal Ps. 1.35 per CPO and nominal Ps. 0.01153846153 per former Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), and was paid in cash in May 2005.
     Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be subject to a 40.85% or 38.89% income tax to be paid by the companies paying the dividends in 2006 or 2007, respectively.
     At December 31, 2005, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps. 1,783,763. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican peso loan agreements (see Note 8).
14. Comprehensive income
     Comprehensive income related to the majority interest for the years ended December 31, 2003, 2004 and 2005, was as follows:

	2003		2004		2005
Net income	Ps.	3,909,381	Ps.	4,460,607	Ps.	6,125,542
Other comprehensive (loss) income, net:
Foreign currency translation adjustments, net (1)		(166,141)		(200,651)		(178,171)
Result from holding non-monetary assets, net (2)		285,104		(131,764)		(531,349)
Gain (loss) on equity accounts of investees (see Note 5)(3)		3,133,953		123,591		(189,400)

Total other comprehensive income (loss), net		3,252,916		(208,824)		(898,920)

Comprehensive income	Ps.	7,162,297	Ps.	4,251,783	Ps.	5,226,622

(1)	The amounts for 2003, 2004 and 2005 include the foreign exchange (loss) gain of (Ps. 509,774), Ps. 44,064 and Ps. 416,856, respectively, which were hedged by the Group’s net investment in Univision (see Notes 1(c) and 17).

(2)	Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax (provision) benefit of (Ps. 162,351), Ps. 56,656 and Ps. 212,665 for the years ended December 31, 2003, 2004 and 2005, respectively.

(3)	Represents the gains or losses on the dilution of investments in equity investees and the recognition of the components of other comprehensive income recorded by the equity investees.
     The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2003, 2004 and 2005, were as follows:

						Cumulative		Cumulative
	Gain on					Result from		Result from		Cumulative		Accumulated
	Issuance of			Accumulated		Holding Non-		Foreign		Effect of		Other
	Shares of			Monetary		Monetary		Currency		Deferred		Comprehensive
	Investees			Result		Assets		Translation		Income Taxes		(Loss) Income
Balance at January 1, 2003	Ps.	796,771	Ps.	(32,591)	Ps.	(2,024,173)	Ps.	(1,444,979)	Ps.	(2,986,569)	Ps.	(5,691,541)
Current year change		3,133,953		—		285,104		(166,141)		—		3,252,916

Balance at December 31, 2003		3,930,724		(32,591)		(1,739,069)		(1,611,120)		(2,986,569)		(2,438,625)
Current year change		123,591		—		(131,763)		(200,652)		—		(208,824)

Balance at December 31, 2004		4,054,315		(32,591)		(1,870,832)		(1,811,772)		(2,986,569)		(2,647,449)
Current year change		(189,400)		—		(531,349)		(178,171)		—		(898,920)

Balance at December 31, 2005	Ps.	3,864,915	Ps.	(32,591)	Ps.	(2,402,181)	Ps.	(1,989,943)	Ps.	(2,986,569)	Ps.	(3,546,369)

     Cumulative result from holding non-monetary assets as of December 31, 2003, 2004 and 2005 is net of a deferred income tax benefit of Ps. 63,171, Ps. 119,828 and Ps. 332,493, respectively.

15. Minority interest
     Minority interest at December 31, 2004 and 2005, consisted of:

	2004		2005
Capital stock	Ps.	3,791,218	Ps.	3,790,762
Retained earnings		(3,849,687)		(3,662,595)
Cumulative result from holding non-monetary assets		(248,055)		(305,124)
Accumulated monetary result		(6,999)		(850)
Cumulative effect of deferred income taxes		(50,514)		(55,342)
Net income for the year		239,475		1,084,021

	Ps.	(124,562)	Ps.	850,872

16. Transactions with related parties
     The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, were as follows:

	2003		2004		2005
Revenues:
Royalties (Univision) (a)	Ps.	1,163,210	Ps.	1,135,025	Ps.	1,107,178
Soccer transmission rights (Univision)		45,607		73,582		91,647
Programming production and transmission rights (b)		334,557		226,249		93,202
Administrative services (c)		75,618		53,626		73,738
Interest income		136,909		926		1,245
Advertising (d)		225,534		112,000		32,396

	Ps.	1,981,435	Ps.	1,601,408	Ps.	1,399,406

Costs:
Donations	Ps.	75,513	Ps.	95,290	Ps.	106,171
Administrative services (c)		40,583		5,635		26,607
Other		61,710		77,116		233,304

	Ps.	177,806	Ps.	178,041	Ps.	366,082

(a)	The Group receives royalties from Univision for programming provided pursuant to a program license agreement that expires in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% plus an incremental percentage of up to 3% over additional sales in 2003, 2004 and 2005.

(b)	Services rendered to Innova and other affiliates in 2003, Innova for the three months ended March 31, 2004, and Endemol and other affiliates in 2004 and 2005.

(c)	The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d)	Advertising services rendered to Innova in 2003 and for the three months ended March 31, 2004, and to OCEN and Univision in 2003, 2004 and 2005.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(a)	A consulting firm owned by a relative of one of the Group’s directors, which has, from time to time, provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience.

(b)	From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. One of the Group’s directors is a member of the board of this bank and another of the Group’s directors is the Chairman of the board of this bank. Also, other members of the Group’s Board serve as board members of this bank.

(c)	Two of the Group’s directors and one of the Group’s alternate directors are members of the board as well as shareholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.

(d)	Several other members of the Group’s current board serve as members of the boards and/or shareholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.

(e)	During 2003, 2004 and 2005, a professional services firm in which a current director and two alternate directors maintain interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps. 8,774, Ps. 19,184 and Ps. 17,717, respectively.
     The balances of receivables and (payables) between the Group and affiliates as of December 31, 2004 and 2005, were as follows:

	2004		2005
DIRECTV (payable in connection with the acquisition of a subscriber list, see Notes 2 and 7)	Ps.	—	Ps.	(704,868)
CIE (see Note 2)		—		191,277
News Corp. (see Note 2)		(59,198)		(46,314)
OCEN (see Notes 2 and 7)		(7,527)		3,642
Univision (see Note 5)		90,156		88,976
Other		55,530		11,384

	Ps.	78,961	Ps.	(455,903)

     All significant account balances included in amounts due from affiliates bear interest. In 2003, 2004 and 2005, average interest rates of 7.07%, 6.9% and 9.6% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
     Customer deposits and advances as of December 31, 2004 and 2005 included deposits and advances from affiliates in an aggregate amount of Ps. 390,426 and Ps. 127,913, respectively, which were made by Univision, Editorial Clío, Libros y Videos, S.A. de C.V., OCEN and CIE.
17. Integral cost of financing
     Integral cost of financing for the years ended December 31, consisted of:

	2003		2004		2005
Interest expense (1)	Ps.	1,495,413	Ps.	2,165,217	Ps.	2,134,499
Interest income		(706,409)		(678,391)		(932,124)
Foreign exchange (gain) loss, net (2)		(210,170)		95,179		727,547
Loss (gain) from monetary position (3)		89,135		(15,318)		(147,892)

	Ps.	667,969	Ps.	1,566,687	Ps.	1,782,030

(1)	Interest expense in 2003 includes Ps. 151,448, derived from the restatement of the Company’s UDI-denominated debt securities, and in 2004 and 2005 includes Ps. 209,232 and Ps. 38,077, respectively, derived from the UDI index restatement of Company’s UDI-denominated debt securities and a net gain from related derivative contracts of Ps. 31,387 and Ps. 6,302, respectively (see Notes 8 and 9).

(2)	Net foreign exchange gain in 2003 includes a net loss from foreign currency option contracts of Ps. 19,375 and net foreign exchange loss in 2004 and 2005 includes a net loss from foreign currency derivative contracts of Ps. 99,468 and Ps. 712,259, respectively. A foreign exchange loss in 2003 of Ps. 509,774, and a foreign exchange gain in 2004 and 2005 of Ps. 44,064 and Ps. 416,856, respectively, were hedged by the Group’s net investment in Univision and recognized in stockholders’ equity as other comprehensive loss (see Notes 1(c) and 14).

(3)	The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2003, 2004 and 2005 of Ps. 147,438, Ps. 187,800 and Ps. 133,220, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see Note 20).

18. Restructuring and non-recurring charges
     Restructuring and non-recurring charges for the years ended December 31, are analyzed as follows:

	2003		2004		2005
Restructuring charges:
Severance costs	Ps.	205,430	Ps.	151,196	Ps.	41,352
Non-recurring charges:
Payment of vested and non-vested salary benefits (1)		308,915		—		—
Loss on disposal of nationwide paging business (see Notes 2 and 6)		178,889		—		—
Impairment adjustments (2)		—		237,665		7,439
Expenses of debt placement (3)		—		—		181,111
Other		21,172		19,562		—

	Ps.	714,406	Ps.	408,423	Ps.	229,902

(1)	Benefits paid to certain of the Group’s union employees.

(2)	During 2004, the Group tested for impairment the carrying value of goodwill and other intangible assets. As a result of such testing, impairment adjustments were made to goodwill related primarily to the Group’s Publishing Distribution segment and publishing trademarks in the amount of Ps. 196,225 and Ps. 41,440, respectively. For purposes of the goodwill impairment test, the fair value of the related reporting unit was estimated using appraised valuations by experts.

(3)	Related with Senior Notes due 2011 and Notes denominated in Mexican Investment Units (UDIs) due 2007 (see Note 8).
19. Other expense, net
     Other (income) expense for the years ended December 31, is analyzed as follows:

	2003		2004		2005
(Gain) loss on disposition of investments, net (see Note 2)	Ps.	(482,781)	Ps.	138,284	Ps.	172,286
Amortization of goodwill (see Note 1(i))		500,755		—		—
Provision for doubtful non-trade accounts and write-off of other receivables		11,555		39,028		14,925
Write-off of goodwill (see Note 2) (1)		123,847		—		—
Donations (see Note 16)		175,983		170,847		120,048
Financial advisory and professional services (2)		55,783		69,145		72,479
Loss on disposition of fixed assets		230,976		68,581		111,090
Other (income) expense, net		(25,617)		46,275		(26,608)

	Ps.	590,501	Ps.	532,160	Ps.	464,220

(1)	In 2003, write-offs of unamortized goodwill in the amount of Ps. 123,847, were recognized in connection with the recoverability evaluation of certain long-lived assets of the Group.

(2)	Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 12 and 16).
20. Income tax, asset tax and employees’ profit sharing
     The Company is authorized by the Mexican tax authorities to compute its income tax and asset tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to a certain percentage of their share ownership in such subsidiaries, which was 60% through December 31, 2004, and 100% beginning January 1, 2005. The asset tax is computed on a fully consolidated basis.
     The Mexican corporate income tax rate in 2003, 2004 and 2005 was 34%, 33% and 30%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2006 will be 29%, and in subsequent years will be 28%. Consequently, the effect of this gradual decrease in the income tax rate reduced the Group’s deferred income tax liability in 2003, 2004 and 2005.

     The income tax provision for the years ended December 31, 2003, 2004 and 2005, was comprised as follows:

	2003		2004		2005
Income tax and asset tax, current	Ps.	1,136,994	Ps.	578,701	Ps.	1,539,020
Income tax and asset tax, deferred		(360,946)		630,108		(787,777)

	Ps.	776,048	Ps.	1,208,809	Ps.	751,243

     The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income tax and the asset tax.

		%
	2003	2004	2005
Tax at the statutory rate on income before provisions	34	33	30
Differences in inflation adjustments for tax and book purposes	2	2	1
Hedge	(3)	—	1
Non-deductible items	4	3	—
Special tax consolidation items	(1)	—	(2)
Unconsolidated income tax	6	2	—
Minority interest	11	(4)	(2)
Excess in tax provision of prior years	4	(2)	(1)
Changes in valuation allowances:
Asset tax	6	4	—
Tax loss carryforwards	—	5	(1)
Effect of change in income tax rates	4	—	—
Foreign operations	(18)	(9)	(5)
Recoverable income tax from repurchase of shares	—	(5)	—
Use of unconsolidated tax losses (a)	(32)	(10)	(12)

Provision for income tax and the asset tax	17	19	9

(a)	In 2003 and 2004, this amount represents the effect of the use of tax loss carryforwards arising from the acquisition of Telespecialidades in June 2003, and certain other subsidiaries in the second half of 2004. In 2005, this amount represents the effect of the use of tax losses in connection with the acquisition of Comtelvi (see Note 2).
     The Group has tax loss carryforwards at December 31, 2005, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries (1)	Ps.	3,762,178	From 2006 to 2015
Non-Mexican subsidiaries (2)		936,277	From 2006 to 2024

		4,698,455

Capital tax loss carryforwards:
Unconsolidated Mexican subsidiary (3)		388,320	From 2009 to 2015

	Ps.	5,086,775

(1)	During 2003, 2004 and 2005, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps. 6,973,809, Ps. 2,186,619 and Ps. 447,651, respectively. In 2005, that amount includes the operating tax loss carryforwards related to the minority interest of Sky Mexico.

(2)	Approximately the equivalent of U.S.$88.1 million for subsidiaries in Spain, South America and the United States.

(3)	These carryforwards can only be used in connection with capital gains to be generated by such subsidiary.
     The asset tax rate is 1.8%. The asset tax paid in excess of the income tax in the previous ten years can be credited in future years if the amount of the income tax in subsequent years is in excess of the assets tax. As of December 31, 2005, the Company had Ps. 1,089,203 of asset tax subject to be credited and expiring between 2007 and 2013.

     The deferred taxes as of December 31, 2004 and 2005, were principally derived from the following temporary differences:

	2004		2005
Assets:
Accrued liabilities	Ps.	784,965	Ps.	806,837
Goodwill		881,452		801,307
Tax loss carryforwards		1,573,582		1,245,149
Allowance for doubtful accounts		428,037		412,697
Customer advances		1,604,641		1,378,988
Other items		324,868		221,434
Liabilities:
Inventories		(756,675)		(216,332)
Property, plant and equipment, net		(1,178,787)		(999,494)
Prepaid expenses		(1,650,498)		(1,299,000)
Innova		(1,620,793)		(1,322,182)

Deferred income taxes of Mexican companies		390,792		1,029,404
Deferred income taxes of foreign subsidiaries		54,586		(56,313)
Asset tax		1,475,108		1,384,233
Valuation allowances (a)		(3,527,175)		(2,555,530)

Deferred income tax liability		(1,606,689)		(198,206)
Effect of change of income tax rates		189,534		32,549

Deferred income tax liability, net	Ps.	(1,417,155)	Ps.	(165,657)

(a)	Reflects valuation allowances of foreign subsidiaries of Ps. 366,171 and Ps. 280,883 at December 31, 2004 and 2005, respectively.
     A roll forward of the Group’s valuation allowance for 2005 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,939,753)	Ps.	(705,970)	Ps.	(881,452)	Ps.	(3,527,175)
Increases		—		(72,173)		—		(72,173)
Decreases		963,673		—		80,145		1,043,818

Balance at end of year	Ps.	(976,080)	Ps.	(778,143)	Ps.	(801,307)	Ps.	(2,555,530)

     The change in the deferred income tax liability for the year ended December 31, 2005, representing a charge of Ps. 1,251,498, was recorded against the following accounts:

Charge to the gain from monetary position (1)	Ps.	(87,509)
Credit to the result from holding non-monetary assets		212,665
Credit to the provision for deferred income tax		787,777
Credit to the cumulative effect of accounting changes		75,721
Acquisition of companies (see Note 2)		262,844

	Ps.	1,251,498

(1)	Net of Ps. 133,220, representing the effect on restatement of the non-monetary items included in the deferred tax calculation.
     The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

21. Earnings per CPO/Share
     During the years ended December 31, 2003, 2004 and 2005, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2003	2004	2005
Total Shares	352,421,221	345,205,994	341,158,189
CPOs	2,166,320	2,293,867	2,463,608
Shares not in the form of CPO units:
Series “A” Shares	57,387,552	55,524,135	52,915,759
Series “B” Shares	8,214,835	5,305,998	108
Series “D” Shares	11,255,911	6,645,321	113
Series “L” Shares	11,255,911	6,645,321	113
     Earnings (loss) per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2003, 2004 and 2005, are presented as follows:

	2003				2004				2005
											Per Each
											Series “A”,
											“B”, “D”
			Per Series				Per Series				and “L”
	Per CPO		“A” Share		Per CPO		“A” Share		Per CPO		Share
Continuing operations	Ps.	1.38	Ps.	0.01	Ps.	1.89	Ps.	0.02	Ps.	2.28	Ps.	0.02
Discontinued operations		(0.02)		—		—		—		—		—
Cumulative loss effect of accounting changes		—		—		(0.36)		—		(0.17)		—

Net income	Ps.	1.36	Ps.	0.01	Ps.	1.53	Ps.	0.02	Ps.	2.11	Ps.	0.02

22. Foreign currency position
     The foreign currency position of monetary items of the Group at December 31, 2005, was as follows:

	Foreign Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	650,314	Ps.	10.6265	Ps.	6,910,562
Euros	98,855		12.5864		1,244,232
Chilean pesos	8,230,648		0.0207		170,374
Other currencies					181,738
Liabilities:
U.S. dollars (1)	1,589,904	Ps.	10.6265	Ps.	16,895,115
Chilean pesos	9,436,425		0.0207		195,334
Other currencies					158,698

(1)	Includes U.S.$775.5 million (Ps. 8,240,681) of long-term securities being hedged by the Group’s net investment in Univision (see Note 1(c)).

     The foreign currency position of non-monetary items as of December 31, 2005, was as follows:

	Foreign Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos (1)
Property, plant and equipment:
U.S. dollars	315,036	Ps.	10.6265	Ps.	3,347,728
Japanese yen	3,970,094		0.0910		361,279
Euros	14,949		12.5864		188,153
Other currencies					141,361
Transmission rights and programming:
U.S. dollars	382,054	Ps.	10.6265	Ps.	4,059,893
Other currencies					133,638

(1)	Amounts translated at the year-end exchange rates for reference purposes only; does not indicate the actual amounts accounted for in the financial statements.
     Transactions incurred during 2005 in foreign currencies were as follows:

		U.S. Dollar
		Equivalent of
		other Foreign
		Currency	Total U.S.
	U.S. Dollar	Transactions	Dollar
	(Thousands)	(Thousands)	(Thousands)	Mexican Pesos (1)
Income:
Revenues	$340,192	$44,923	$385,115	Ps.	4,092,424
Other income	4,384	886	5,270		56,002
Interest income	17,095	164	17,259		183,403

	$361,671	$45,973	$407,644	Ps.	4,331,829

Purchases, costs and expenses:
Purchases of inventories	$215,433	$13,219	$228,652	Ps.	2,429,770
Purchases of property and equipment	85,020	2,346	87,366		928,395
Investments	64,847	1,631	66,478		706,429
Costs and expenses	303,263	43,516	346,779		3,685,047
Interest expense	123,424	222	123,646		1,313,924

	$791,987	$60,934	$852,921	Ps.	9,063,565

(1)	Income statement amounts translated at the year-end exchange rate of Ps. 10.6265 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).
     As of December 31, 2005 the exchange rate was Ps. 10.6265 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
     As of March 16, 2006, the exchange rate was Ps. 10.6460 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
23. Segment data
     Reportable segments are those that are based on the Group’s method of internal reporting.
     The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. The Group’s reportable segments are as follows:
Television Broadcasting
     The television broadcasting segment includes the production of television programming and nationwide broadcasting of Channels 2, 4, 5 and 9 (“television networks”), and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks. Revenues are derived primarily from the sale of advertising time on the Group’s television network and local television station broadcasts.
Pay Television Networks
     The pay television networks segment includes programming services for cable and pay-per-view television companies in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others. Pay television network revenues are derived from domestic and international programming services provided to the independent cable television systems in Mexico and the Group’s DTH satellite and cable television businesses, and from the sale of advertising time on programs provided to pay television companies in Mexico.
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
Sky Mexico
     The Sky Mexico segment includes direct-to-home (“DTH”) broadcast satellite pay television services in Mexico. Sky Mexico’s revenues are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
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
Other Businesses
     The other businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, nationwide paging (through October 2004), feature film production and distribution, Internet operations and dubbing services for Mexican and multinational companies (through October 2003).

     The table below presents information by segment for the years ended December 31, 2003, 2004 and 2005.

							Operating
							Income (Loss)
							Before		Depreciation
							Depreciation		and
	Total		Intersegment		Consolidated		and		Amortization		Operating
	Revenues		Revenues		Revenues		Amortization		Expense		Income (Loss)
2003:
Television Broadcasting	Ps.	16,725,131	Ps.	76,209	Ps.	16,648,922	Ps.	7,108,984	Ps.	1,003,430	Ps.	6,105,554
Pay Television Networks		760,525		60,736		699,789		167,736		43,058		124,678
Programming Exports		1,771,921		—		1,771,921		541,339		8,049		533,290
Publishing		1,943,225		1,757		1,941,468		376,233		20,536		355,697
Publishing Distribution		1,930,693		7,192		1,923,501		9,396		22,028		(12,632)
Cable Television		1,072,299		5,296		1,067,003		327,636		196,207		131,429
Radio		270,987		51,173		219,814		24,441		16,888		7,553
Other Businesses		1,479,661		139,693		1,339,968		(163,870)		347,686		(511,556)
Eliminations and corporate expenses		(342,056)		(342,056)		—		(162,291)		—		(162,291)

Consolidated total	Ps.	25,612,386	Ps.	—	Ps.	25,612,386	Ps.	8,229,604	Ps.	1,657,882	Ps.	6,571,722

2004:
Television Broadcasting	Ps.	17,671,898	Ps.	423,566	Ps.	17,248,332	Ps.	8,018,817	Ps.	1,073,742	Ps.	6,945,075
Pay Television Networks		827,472		115,878		711,594		308,471		21,472		286,999
Programming Exports		1,981,205		—		1,981,205		756,110		7,434		748,676
Publishing		2,163,131		5,145		2,157,986		438,888		24,289		414,599
Publishing Distribution		1,626,435		8,392		1,618,043		(26,227)		23,725		(49,952)
Sky Mexico		3,758,154		44,427		3,713,727		1,383,190		585,782		797,408
Cable Television		1,165,514		3,641		1,161,873		368,434		291,643		76,791
Radio		305,623		50,998		254,625		32,804		19,533		13,271
Other Businesses		1,547,428		103,604		1,443,824		(132,113)		96,538		(228,651)
Eliminations and corporate expenses		(755,651)		(755,651)		—		(161,173)		—		(161,173)

Consolidated total	Ps.	30,291,209	Ps.	—	Ps.	30,291,209	Ps.	10,987,201	Ps.	2,144,158	Ps.	8,843,043

2005:
Television Broadcasting	Ps.	18,570,795	Ps.	548,423	Ps.	18,022,372	Ps.	8,852,616	Ps.	1,017,747	Ps.	7,834,869
Pay Television Networks		1,111,176		293,042		818,134		518,074		25,914		492,160
Programming Exports		1,875,916		—		1,875,916		668,682		4,520		664,162
Publishing		2,505,499		38,571		2,466,928		480,067		26,069		453,998
Publishing Distribution		402,193		10,223		391,970		6,601		21,760		(15,159)
Sky Mexico		5,986,527		31,945		5,954,582		2,516,798		945,011		1,571,787
Cable Television		1,405,145		2,884		1,402,261		489,560		313,994		175,566
Radio		344,733		51,245		293,488		52,200		19,441		32,759
Other Businesses		1,324,209		68,819		1,255,390		(180,371)		44,513		(224,884)
Eliminations and corporate expenses		(1,045,152)		(1,045,152)		—		(182,471)		—		(182,471)

Consolidated total	Ps.	32,481,041	Ps.	—	Ps.	32,481,041	Ps.	13,221,756	Ps.	2,418,969	Ps.	10,802,787

Accounting policies
     The accounting policies of the segments are the same as those described in the Group’s summary of significant accounting policies (see Note 1). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.
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

     The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2003, 2004 and 2005.

			Segment		Additions to
	Segment Assets		Liabilities at		Property, Plant
	at Year-End		Year-End		and Equipment
2003:
Continuing operations:
Television operations (1)	Ps.	45,846,708	Ps.	20,794,230	Ps.	816,278
Publishing		2,020,936		395,798		11,550
Publishing Distribution		1,053,855		429,303		23,021
Cable Television		2,299,789		527,424		191,588
Radio		460,354		55,445		15,271
Other Businesses		3,611,691		2,056,900		86,020

Total	Ps.	55,293,333	Ps.	24,259,100	Ps.	1,143,728

2004:
Continuing operations:
Television operations (1)	Ps.	47,875,058	Ps.	21,314,279	Ps.	863,261
Publishing		2,052,906		298,379		55,069
Publishing Distribution		1,035,995		380,682		34,597
Sky México		4,676,557		7,487,229		677,515
Cable Television		2,091,915		335,503		413,778
Radio		470,918		56,473		9,244
Other Businesses		3,426,748		574,176		41,068

Total	Ps.	61,630,097	Ps.	30,446,721	Ps.	2,094,532

2005:
Continuing operations:
Television operations (1)	Ps.	46,279,220	Ps.	22,193,129	Ps.	875,176
Publishing		2,063,554		347,080		10,576
Publishing Distribution		916,661		426,295		5,790
Sky México		4,553,301		5,976,590		1,187,381
Cable Television		2,333,206		469,382		556,656
Radio		513,739		69,654		13,323
Other Businesses		3,404,529		259,394		89,193

Total	Ps.	60,064,210	Ps.	29,741,524	Ps.	2,738,095

(1)	Segment assets and liabilities information is not maintained by the Group for each of the Television Broadcasting, Pay Television Networks and Programming Exports segments. In management’s opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.
     Segment assets reconcile to total assets as follows:

	2003		2004		2005
Segment assets	Ps.	55,293,333	Ps.	61,630,097	Ps.	60,064,210
Investments attributable to:
Television operations (1)		11,930,754		11,884,922		12,235,964
Other segments		590,677		700,458		850,858
DTH ventures (2)		381,475		155,343		—
Goodwill — net attributable to:
Television operations		1,279,743		1,279,745		1,300,316
Publishing distribution		182,493		—		23,670
Other segments		732,549		734,086		376,719

Total assets	Ps.	70,391,024	Ps.	76,384,651	Ps.	74,851,737

(1)	Includes goodwill attributable to equity investments of Ps. 5,921,053, Ps. 5,757,787 and Ps. 5,499,313 in 2003, 2004 and 2005, respectively.

(2)	Includes goodwill attributable to investments in DTH ventures of Ps. 110,299 in 2003.

     Equity method income for the years ended December 31, 2003, 2004 and 2005 attributable to television operations, equity investments approximated Ps. 126,313, Ps. 263,577 and Ps. 179,225, respectively.
     Segment liabilities reconcile to total liabilities as follows:

	2003		2004		2005
Segment liabilities	Ps.	24,259,100	Ps.	30,446,721	Ps.	29,741,524
Notes payable and long-term debt not attributable to segments		16,211,771		17,413,942		15,246,289

Total liabilities	Ps.	40,470,871	Ps.	47,860,663	Ps.	44,987,813

Geographical segment information

					Additions to
			Segment Assets		Property, Plant
	Total Net Sales		at Year-End		and Equipment
2003:
Mexico	Ps.	21,153,701	Ps.	51,464,962	Ps.	1,093,026
Other countries		4,458,685		3,828,371		50,702

	Ps.	25,612,386	Ps.	55,293,333	Ps.	1,143,728

2004:
Mexico	Ps.	25,629,888	Ps.	53,353,431	Ps.	2,035,245
Other countries		4,661,321		8,276,666		59,287

	Ps.	30,291,209	Ps.	61,630,097	Ps.	2,094,532

2005:
Mexico	Ps.	28,717,614	Ps.	53,664,187	Ps.	2,708,402
Other countries		3,763,427		6,400,023		29,693

	Ps.	32,481,041	Ps.	60,064,210	Ps.	2,738,095

     Net sales are attributed to countries based on the location of customers.

24. Differences between Mexican and U.S. GAAP
     The Group’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican GAAP and U.S. GAAP are presented below, together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31.
     As more fully described in adjustment k) below, effective January 1, 2005, the Group adopted the provisions of SFAS 123 (R). The Group previously applied Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to employees”, and related Interpretations, and provided the required pro-forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) The Group elected to adopt the modified retrospective application method as provided by SFAS 123(R), and accordingly, the U.S. GAAP net income and stockholders’ equity amounts for the prior periods presented in this Note, have been restated to reflect the fair value method of expensing prescribed by SFAS 123(R).
     Reconciliation of net (loss) income

	2003		2004		2005
Net income as reported under Mexican GAAP	Ps.	3,909,381	Ps.	4,460,607	Ps.	6,125,542
U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of depreciation		21,477		24,650		9,391
(b) Deferred costs, net of amortization		222,916		37,488		(3,735)
(c) Deferred debt refinancing costs, net of amortization		—		—		(560,043)
(d) Equipment restatement, net of depreciation		70,188		72,141		(480,636)
(e) Purchase accounting adjustments:
Amortization of broadcast license and network affiliation agreements		(6,631)		(6,631)		(6,631)
Depreciation of fixed assets		(11,224)		(11,224)		(11,224)
Amortization of other assets		(4,526)		(4,422)		(4,663)
(f) Goodwill and other intangible assets:
Reversal of Mexican GAAP goodwill amortization		500,755		—		—
Reversal of Mexican GAAP impairment of goodwill		96,528		178,534		—
(g) Equity method investees:
Innova		(322,713)		1,346,611		—
SMCP		(829,441)		(469,725)		1,304,636
Univision		42,300		—		—
(i) Derivative financial instruments		1,446,031		(1,054,382)		(200,251)
(j) Pension plan and seniority premiums		(404)		23,723		33,545
(k) Employee stock based compensation		(300,296)		(318,424)		43,678
(l) Production and film costs		705,288		(68,289)		305,753
(m) Deferred income taxes and employee profit sharing:
Deferred income taxes (1)		(2,364,812)		338,684		249,048
Deferred employees’ profit sharing (1)		87,192		(68,719)		71,308
(n) Maintenance reserve		—		1,497		4,950
(o) Minority interest on U.S. GAAP adjustments		(879)		(26,605)		(10,410)
(p) Effects of inflation accounting on U.S. GAAP adjustments		(21,575)		(105,989)		(45,565)

Net income under U.S. GAAP	Ps.	3,239,555	Ps.	4,349,525	Ps.	6,824,693

(1) Net of inflation effects

     Reconciliation of stockholders’ equity

	2004		2005
Total stockholders’ equity under Mexican GAAP	Ps.	28,523,988	Ps.	29,863,924

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(859,266)		(849,875)
(b) Deferred costs, net of amortization		(119,119)		(122,854)
(c) Deferred debt refinancing costs, net of amortization		—		(560,043)
(d) Equipment restatement, net of depreciation		441,529		367,186
(e) Purchase accounting adjustments:
Broadcast license and network affiliation agreements		134,828		128,197
Fixed assets		72,951		61,727
Other assets		50,854		48,966
Goodwill on acquisition of Bay City		(1,023,339)		(1,023,339)
Goodwill on acquisition of minority interest in Editorial Televisa		1,258,217		1,258,217
Goodwill on acquisition of additional interests in Univision		(609,327)		(609,327)
(f) Goodwill and other intangible assets:
Reversal of Mexican GAAP goodwill amortization		745,766		745,766
Reversal of Mexican GAAP amortization of intangible assets with indefinite lives		101,874		101,874
(g) Equity method investees:
SMCP		(1,304,636)		—
Univision		109,065		109,065
Others		(2,265)		(2,265)
(h) Adjustment to gain on sale of music recording business		(300,112)		(300,112)
(i) Derivative financial instruments		1,540,490		1,294,674
(j) Pension plan and seniority premiums		23,723		57,268
(l) Production and film costs		(1,991,458)		(1,685,705)
(m) Deferred income taxes and employee’s profit sharing:
Deferred income taxes		301,674		436,960
Deferred employees’ profit sharing		(187,429)		(116,121)
(n) Maintenance reserve		17,980		22,930
(o) Minority interest		91,680		(894,164)

Total U.S. GAAP adjustments, net		(1,506,320)		(1,530,975)

Total stockholders’ equity under U.S. GAAP	Ps.	27,017,668	Ps.	28,332,949

     A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2004		2005
Changes in U.S. GAAP stockholders’ equity
Balance at January 1,	Ps.	26,917,228	Ps.	27,017,668
Net income for the year		4,349,525		6,824,693
Repurchase of capital stock		(842,597)		(1,194,424)
Dividends		(4,114,064)		(4,305,789)
Sale of capital stock under long-term retention plans		605,726		314,559
Stock based compensation		318,424		279,856
Other comprehensive income:
Changes in other comprehensive income of equity investees		123,591		(189,400)
Result from holding non-monetary assets		(160,544)		(238,818)
Foreign currency translation adjustment		(179,621)		(175,396)

Balance at December 31,	Ps.	27,017,668	Ps.	28,332,949

     The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirement of Regulation S-X of the Securities and Exchange Commission (“SEC”).
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
     Mexican GAAP Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” requires restating the financial statements for all periods prior to the most recent period by using a weighted-average factor which considers the inflation in Mexico and the other countries in which the Group and its subsidiaries operate and the currency exchange rate for the currency of each country as of the date of the most recent balance sheet. The consistent reporting currency requirements of the SEC rules require restatement of prior periods for general price level changes only, utilizing the NCPI, and supplemental condensed financial statements utilizing the NCPI are required for U.S. GAAP purposes. The Group utilized the NCPI to restate its financial statements for prior years because the use of the weighted-average factor prescribed by B-15 would not have produced a materially different result.
     (a) Capitalization of financing costs, net of depreciation
     Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses.
     U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In neither instance does U.S. GAAP allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under both U.S. GAAP and Mexican GAAP for each of the periods represented. The U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003.
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
     Under U.S. GAAP, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, “Accounting for Web Site Development Costs”. Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican GAAP, net of the reversal of any amortization which is reflected under Mexican GAAP. For the years ended December 31, 2003, 2004 and 2005, the U.S. GAAP net income adjustment reflects the net impact of reversing the amounts capitalized under Mexican GAAP and any related amortization recorded under Mexican GAAP.
     (c) Deferred debt refinancing costs, net of amortization
     As described in Note 8, in March and May 2005, the Group issued Senior Notes due 2025 to fund the Group’s tender offers made for any or all of the Senior Notes due 2011 and the Mexican peso equivalent of UDI-denominated Notes due 2007. In conjunction therewith, premiums paid to the old creditors were capitalized and are being amortized as an adjustment of interest expense over the remaining term of the new debt instrument using the interest method.

     For U.S. GAAP purposes, premiums paid by the debtor to the creditor are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. The adjustment to U.S. GAAP net income during 2005 reflects the reversal of the amounts capitalized under Mexican GAAP, net of the related amortization.
     (d) Equipment restatement, net of depreciation
     The Group restates equipment of non-Mexican origin using the Specific Index for determining the inflation accounting restated balances under Mexican GAAP.
     Under Regulation S-X of the SEC, for U.S. GAAP purposes, the restatement of equipment of non-Mexican origin by the Specific Index method is a deviation from the historical cost concept. The U.S. GAAP net income and stockholders’ equity reconciliations reflect adjustments to reverse the Specific Index restatement recognized under Mexican GAAP and to restate equipment of non-Mexican origin by the change in the NCPI and recalculate the depreciation expense on this basis. In addition, the deficit from restatement adjustment recognized in stockholders’ equity under Mexican GAAP related to fixed assets totaling Ps.19,523 and Ps.406,293 for the years ended December 31, 2004 and 2005, respectively, has been reversed for U.S. GAAP purposes.
     In addition, the 2005 U.S. GAAP adjustment includes a catch-up adjustment of Ps.367,866 of depreciation expense of non-Mexican origin equipment, related to prior years. Individually, the amount related for each of the prior periods presented herein was not significant.
     (e) Purchase accounting adjustments
     Until December 31, 2003 , under Mexican GAAP, the Company recorded the excess of the purchase price over the adjusted net book value of enterprises acquired as goodwill and amortized it over a period not to exceed twenty years.
     Under U.S. GAAP, the purchase method of accounting, requires the acquiring Group to record at fair value the assets acquired and liabilities assumed, including deferred income taxes on existing temporary differences. The difference between the purchase price and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. The following historical transactions reflect differences in the application of purchase accounting under Mexican GAAP versus U.S. GAAP.
     In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radiotelevisión, S.A. de C.V. and under Mexican GAAP, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license and network affiliation agreements, programming and advertising contracts, fixed assets, other assets and residual goodwill. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. Upon the adoption SFAS 142 (described below) on January 1, 2002, the Group ceased amortizing the broadcast license, as it was considered to have indefinite life, as well as the amount allocated to goodwill. Therefore, the U.S. GAAP adjustment for each of the periods presented represents the difference in amortization of goodwill for Mexican GAAP purposes (through 2003) and the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes.
     In 1999, the Group exercised warrants to acquire an additional interest in Univision. Under Mexican GAAP, the Group recognized the excess of its underlying equity in the net assets of Univision over the cost of the investment in income. Under U.S. GAAP, the additional investment in Univision was accounted for as a purchase with the difference between the Group’s cost versus the underlying equity in the net assets of Univision (the investee) at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary and amortized over the remaining estimated useful lives of the underlying assets. Therefore, the 2003 U.S. GAAP adjustment reflects the reversal of the Mexican GAAP goodwill amortization since for U.S. GAAP purposes, the goodwill no longer was amortized upon adoption of SFAS 142 in 2002.
     In 2001, the Group entered into a series of transactions with Univision by which, among other things, the Group acquired 375,000 non-voting preferred shares of Univision stock, which converted in February 2002, into 10,594,500 shares of Univision Class “A” Common Stock and 2,725,136 shares of Univision Class “B” Common Stock, and 6,000,000 shares of Univision Class “A” Common Stock as partial consideration for the sale of its music recording business. Under Mexican GAAP, the Group recognized the cost of the additional investments over the excess of its underlying equity in the net assets of Univision as goodwill. Under U.S. GAAP, the additional investments were each accounted for as a purchase with the difference between the investors’ cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary. Therefore, the 2003 U.S. GAAP adjustment reflects the reversal of the Mexican GAAP goodwill amortization since for U.S. GAAP purposes, the goodwill no longer was amortized upon adoption of SFAS 142 in 2002.

     In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa, by issuing shares of capital stock. Under Mexican GAAP, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date (which were used to effect the transaction), with a related goodwill of Ps.84,591 and an additional paid-in capital of Ps.236,140 being recognized. Under U.S. GAAP, this acquisition was accounted for by the purchase method, with the purchase price being the fair value of the shares issued by the Group as consideration for the minority interest acquired. The additional purchase price adjustment under U.S. GAAP was allocated to goodwill and amortized through December 31, 2001but subject to an annual impairment test and the U.S. GAAP 2003 net income adjustment reflects the reversal of the goodwill amortization recorded under Mexican GAAP in that year.
     (f) Goodwill and other intangible assets
     As described in Note 1 (i), under Mexican GAAP, effective January 1, 2004, with the adoption of Bulletin B-7 goodwill is no longer amortized but subject to an annual impairment test. As a result, the U.S. GAAP net income reconciliation for the years ended December 31, 2004 and 2005 no longer include a reconciling item for goodwill amortization.
     In addition, as described in Note 7, in 2004, the Group recognized for Mexican GAAP purposes impairment charges totaling Ps.178,534 related to the Publishing Distribution segment. Given that the Publishing Distribution segment impairment charge had been previously been recognized for U.S. GAAP purposes upon adoption of SFAS 142 in 2002, this Mexican GAAP impairment adjustment has been reversed in the U.S. GAAP 2004 net income reconciliation.
     The carrying amount of goodwill by segment under U.S. GAAP for the years ended December 31, 2004 and 2005, are as follows:

	2004		2005
Consolidated subsidiaries:
Television Broadcasting	Ps.	311,706	Ps.	332,272
Publishing		1,337,874		1,361,544
Other segments		45,344		45,344
Equity method investees		6,183,860		5,568,025

	Ps.	7,878,784	Ps.	7,307,185

The U.S. GAAP net carrying value of intangible assets as of December 31, 2004 and 2005 amounted to:

	2004		2005
Trademarks (1) (2)	Ps.	530,052	Ps.	471,697
Television network concession (1)		687,823		687,823
Network affiliation agreements (1)		111,067		111,067
Licenses and software		289,069		340,466
Subscriber list		—		432,798
Deferred financing costs		165,952		299,448
Broadcast license		23,761		17,130

Total intangible assets	Ps.	1,807,724	Ps.	2,360,429

(1)	Indefinite-lived

(2)	Includes translation effect, impairment adjustments and acquisitions (see Note 7)
     The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.397,842 for each of the next five fiscal years.

     (g) Equity method investees
     The effect of applying U.S. GAAP to the Group’s equity investees, as it relates to Innova (through March 31, 2004), SMCP (through October 2004), Univision and other minor investees, has been included in the Group’s U.S. GAAP reconciliation.
     The schedules below present, under U.S. GAAP, summarized statements of operations for the years ended December 31, 2003, 2004 and 2005, and balance sheet information as of December 31, 2004 and 2005 for the significant investments that were accounted for under the equity method. For each of the periods presented, only investments which exceeded the 10% threshold test under Rule 4-08 of Regulation S-X were separately disclosed:
     Condensed Statement of Operations

	Year ended December 31, 2003
					Other
					Equity		Total Equity
	Innova		Univision		Investments		Investments
Net sales	Ps.	4,071,605	Ps.	15,995,932	Ps.	3,870,340	Ps.	23,937,877
Total expenses		5,048,367		12,814,017		5,165,225		23,027,609

(Loss) income before income taxes and minority interest.		(976,762)		3,181,915		(1,294,885)		910,268
Income tax benefit (provision)		127,230		(1,285,834)		(82,131)		(1,240,735)

(Loss) income before minority interest		(849,532)		1,896,081		(1,377,016)		(330,467)
Minority interest		—		—		(16,613)		(16,613)

U.S. GAAP net (loss) income	Ps.	(849,532)	Ps.	1,896,081	Ps.	(1,393,629)	Ps.	(347,080)

Televisa’s equity in net (losses) income of equity investees, under U.S. GAAP	Ps.	(509,720)	Ps.	177,662	Ps.	(747,048)	Ps.	(1,079,106)

	Year ended December 31, 2004
			Other
			Equity		Total Equity
	Univision		Investments		Investments
Net sales	Ps.	20,586,496	Ps.	5,662,895	Ps.	26,249,391
Total expenses		15,742,594		6,014,980		21,757,574

Income (loss) before income taxes and minority interest.		4,843,902		(352,085)		4,491,817
Income tax benefit (provision)		(1,895,986)		(168,237)		(2,064,223)

Income (loss) before minority interest		2,947,916		(520,322)		2,427,594
Minority interest		—		(3,120)		(3,120)

U.S. GAAP net income (loss)	Ps.	2,947,916	Ps.	(523,442)	Ps.	2,424,474

Televisa’s equity in net income (losses) of equity investees, under U.S. GAAP	Ps.	280,403	Ps.	(143,057)	Ps.	137,346

	Year ended December 31, 2005
			Other
			Equity		Total Equity
	Univision		Investments		Investments
Net sales	Ps.	20,748,571	Ps.	3,388,358	Ps.	24,136,929
Total expenses		16,825,458		3,573,392		20,398,850

Income (loss) before income taxes and minority interest.		3,923,113		(185,034)		3,738,079
Income tax benefit (provision)		(1,934,055)		(40,029)		(1,974,084)

Income (loss) before minority interest		1,989,058		(225,063)		1,763,995
Minority interest		—		—		—

U.S. GAAP net income (loss)	Ps.	1,989,058	Ps.	(225,063)	Ps.	1,763,995

Televisa’s equity in net income (losses) of equity investees, under U.S. GAAP (1)	Ps.	191,855	Ps.	(31,697)	Ps.	160,158

Condensed Balance Sheets

	As of December 31, 2004
			Other Equity		Total Equity
	Univision		Investments		Investments
Current assets	Ps.	7,657,534	Ps.	1,558,076	Ps.	9,215,610
Non-current assets		87,123,587		1,907,587		89,031,174

Total assets	Ps.	94,781,121	Ps.	3,465,663	Ps.	98,246,784

Current liabilities		3,358,417		5,299,815		8,658,232
Non-current liabilities		29,353,322		964,566		30,317,888
Stockholders’ (deficit) equity		62,069,382		(2,798,718)		59,270,664

Total liabilities and stockholders’ equity	Ps.	94,781,121	Ps.	3,465,663	Ps.	98,246,784

Televisa’s investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition (net)	Ps.	6,145,765	Ps.	(565,361)	Ps.	5,580,404

	As of December 31, 2005
			Other Equity		Total Equity
	Univision		Investments		Investments
Current assets	Ps.	6,732,950	Ps.	2,471,525	Ps.	9,204,475
Non-current assets		79,642,812		1,708,310		81,351,122

Total assets	Ps.	86,375,762	Ps.	4,179,835	Ps.	90,555,597

Current liabilities		9,665,025		1,302,882		10,967,907
Non-current liabilities		22,612,288		276,536		22,888,824
Stockholders’ (deficit) equity		54,098,449		2,600,417		56,698,866

Total liabilities and stockholders’ equity	Ps.	86,375,762	Ps.	4,179,835	Ps.	90,555,597

Televisa’s investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition (net)	Ps.	5,767,472	Ps.	837,931	Ps.	6,605,403

     Innova
     The primary difference between Innova’s Mexican GAAP and U.S. GAAP net earnings is due to satellite transponder and reorientation cost adjustments, and the adjustment to depreciation expense for the inflation restatement of fixed assets of non-Mexican origin. Under Mexican GAAP, Innova established an accrual and recognized non-recurring losses for the redundant use of transponders as well as antenna reorientation costs. Under U.S. GAAP, the redundant satellite costs would not be accrued and along with the antenna reorientation costs, would be expensed as incurred. In addition, under Mexican GAAP, Innova restates its equipment of non-Mexican origin using the Specific Index while for U.S. GAAP, this equipment is restated to constant currency using the change in the NCPI.
     In addition, for Mexican GAAP purposes, prior to 2002, the Group decided to discontinue the recognition of equity losses with respect to its investment in Innova. Under U.S. GAAP, the Group continued to equity account Innova’s results of operations since the Group has guaranteed certain of its obligations and is committed to provide further financial support for Innova. Hence, the U.S. GAAP net income reconciliation adjustment for 2003 also reflects the difference in the equity in earnings recognized under Mexican GAAP and U.S. GAAP for Innova. In 2004, Innova was consolidated under Mexican GAAP and consequently, all previously unrecognized losses were recognized under Mexican GAAP as a cumulative effect adjustment. The U.S. GAAP net income adjustment for 2004 reflects the reversal of the Mexican GAAP cumulative effect adjustment since as explained above, all equity method losses had continued to be recognized on a U.S. GAAP basis. There is no net income adjustment for 2005 since the results of Innova are consolidated and any U.S. GAAP adjustments related to Innova are now included in the individual line item adjustments in the U.S. GAAP reconciliation.
     SMCP
     As mentioned in Note 5, during 2004 and 2005, under Mexican GAAP, the Group ceased recognizing additional equity losses in SMCP since its investment balance had already recognized losses up to the amount of its expected proportional guarantee of SMCP’s satellite transponder obligation. Due to a series of events which are more fully described in Note 5, during 2004, the Group has reversed for Mexican GAAP purposes, its estimated liability related to the guarantee. Under U.S. GAAP, the Group continued to account for SMCP under the equity method of accounting through October 2004 when it announced its intention to dispose of its interest in the investment. Consequently, the 2004 U.S. GAAP adjustment reflects the reversal of the benefit recognized under Mexican GAAP in 2004, in addition to the continued recognition of the equity method losses through October 2004. In November 2005, the Company concluded the disposition of its minority interest in SMCP; no gain or loss was recognized on the disposal under Mexican GAAP since the carrying value was zero. The 2005 U.S. GAAP net income adjustment reflects a gain on disposal of this investment equal to the full amount of the carrying value of the investment which was below zero, and is recorded in the caption “other (expense) income, net” in the consolidated statement of operations.
     Univision
     The U.S. GAAP adjustment to net income for 2003 reflects the reversal of the Mexican GAAP amortization of goodwill. No U.S. GAAP adjustments to net income were necessary for 2004 and 2005 as goodwill and indefinite lived intangibles are no longer amortized for Mexican GAAP purposes. The carrying value per share of the Group’s investment in Univision under U.S. GAAP as of December 31, 2004 and 2005, was U.S. $34.73 and U.S. $34.79, respectively.
     (h) Adjustment to gain on sale of music recording business
     As described in Note 5 and in (d) above, the Group disposed of its music recording business to Univision in exchange for 6,000,000 shares of Univision Class “A” Common Stock and warrants to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class “A” Common Stock. The sale, which was consummated in April 2002, was accounted for at fair value under both Mexican and U.S. GAAP. The fair value of the proceeds exceeded the carrying value of music recording business and, under Mexican GAAP, the Group recognized a 100% of the gain arising on the disposal of the business. Under U.S. GAAP however, although the fair value of the proceeds exceeded the carrying value of the assets by the same amount, the Group only recognized the portion of the gain equal to the percentage ownership that has effectively been sold to third parties. The U.S. GAAP equity adjustment therefore eliminates a portion of the gain recognized under Mexican GAAP attributable to the Group’s interest in Univision, immediately after the transaction.
     (i) Derivative financial instruments
     As described in Note 9, the Group entered into certain derivative instruments to hedge its exposure to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates, inflation and interest rates. During 2003 and 2004, under Mexican GAAP, the Group recorded these derivative instruments, which qualify for hedge accounting, on the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the income statement. However, for U.S. GAAP purposes, these derivative instruments do not qualify for hedge accounting, and as such, they should be recorded on the balance sheet at their fair value with changes in fair values taken directly to the income statement. As described in Note 1 (p), effective January 1, 2005, the Group adopted the provision of Bulletin C-10, which requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings or stockholders’ equity (as accumulated other comprehensive income or loss) depending on the intended use of the derivative and the resulting designation. As of December 31, 2005, none of the Group’s derivatives qualify for hedge accounting. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and Mexican GAAP and therefore no U.S. GAAP equity adjustment related to the accounting for derivatives as of December 31, 2005.
     In addition, as described in Note 5, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican GAAP, the warrants have not been assigned a value since they are related to an equity investee and it is management’s intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF Issue No. 00-8, “Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services”, they must be recorded at their fair value from the date of performance commitment. The change in the fair value of the warrants is reflected within the U.S. GAAP net income adjustment for 2003, 2004 and 2005.
     At December 31, 2005, the U.S. GAAP stockholders’ equity adjustment reflects the fair value of the warrants. The U.S. GAAP net income adjustment reflects the change in the fair value of the warrants and the reversal of the additional expense recorded under Mexican GAAP for the adoption of Bulletin C-10.
     (j) Pension plan and seniority premiums
     For U.S. GAAP purposes, pension plan costs and seniority premiums have been determined in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), which became effective for the Group on January 1, 1989, whereas, for Mexican GAAP purposes, the Group adopted Bulletin D-3 “Labor Obligations,” effective January 1, 1993. Therefore, the difference between Mexican GAAP and U.S. GAAP is due to the difference in implementation dates. The U.S. GAAP adjustment is determined by separate actuarial computations for each year under both SFAS 87 and Bulletin D-3.
     The Company uses a December 31 measurement date for its plans.
Components of Net Periodic Benefit Cost
     The components of net periodic pension and seniority premium plan cost as of December 31, calculated in accordance with SFAS 87, consist of the following:

	2003		2004		2005
Service cost	Ps.	77,520	Ps.	66,427	Ps.	61,959
Interest cost		40,831		35,589		34,147
Expected return on plan assets		(39,867)		(46,039)		(55,575)
Net amortization and deferral		56,058		7,900		(14,604)

Net cost under U.S. GAAP		134,542		63,877		25,927
Net cost under Mexican GAAP		134,138		87,600		59,472

Increase (reduction) of net cost that would be recognized under U.S. GAAP	Ps.	404	Ps.	(23,723)	Ps.	(33,545)

Weighted-average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31
     The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuing year were:

	2003	2004	2005
Weighted average discount rate	4%	4%	4%
Rate of increase in future compensation levels	2%	2%	2%
Expected long-term rates of return on plan assets	5%	5%	5%

     The long-term asset return rate is based on the annual recommendations of the Actuarial Commission of the Mexican Association of Consulting Actuaries (AMAC), which in turn based its recommendation on historical average real interest rates of Treasury Bills (CETES) for the last twenty years. AMAC recommends an asset return between 0 and 400 basis point above discount rate used to estimate the benefit obligation. According to such recommendation, the Group used 4% as discount rate and 5% as asset return rate, a 100 basis points higher than the discount rate.
     Obligations and Funded Status At December 31
     The pension and seniority premium plan liability, and the severance indemnities as of December 31, 2004 and 2005, under SFAS 87, is as follows:

	2004		2005
Projected benefit obligation	Ps.	894,779	Ps.	964,401
Plan assets		(1,154,693)		(1,425,944)

Funded status		(259,914)		(461,543)

Unrecognized prior service cost		(275,316)		(58,807)
Unrecognized net loss		370,748		364,207

		95,432		305,400

Prepaid pension asset		(164,482)		(156,143)
Severance indemnities — projected benefit obligation		—		291,035

Balance sheet asset (liability)	Ps.	(164,482)	Ps.	134,892

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	925,974	Ps.	894,779
Service cost		66,427		61,959
Interest cost		35,589		34,147
Actuarial gain		(88,021)		901
Benefits paid		(45,190)		(27,385)

Projected benefit obligation at end of year	Ps.	894,779	Ps.	964,401

	2003		2004
Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	966,038	Ps.	1,154,693
Actual return on plan assets		204,113		282,910
Plan asset contributions		72,270		5,068
Benefits paid		(87,728)		(16,727)

Fair value of plan assets at end of year	Ps.	1,154,693	Ps.	1,425,944

     Plan Assets
     The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2004	2005
Equity securities	63.4%	65.9%
Fixed rate instruments	36.6%	34.1%

Total	100.0%	100.0%

Included within plan assets at December 31, 2004 and 2005 are shares held by the trust in the Group with a fair value of Ps.748,272 and Ps.919,739, respectively.
     The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts. These investment guidelines require to invest a minimum of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or better by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments.
     The Group has substantially funded its projected benefit obligation as of December 31, 2005, accordingly, the Group does not expect to make significant contributions to its plan assets in 2006.
     (k) Employee stock based compensation
     Prior to January 1, 2005, under Mexican GAAP, the Group recognized no compensation expense for its employee stock plans. In 2005, the Group adopted the guidelines of the International Financial Reporting Standard 2 (IFRS 2), which requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees.
     During 2005, the Group early adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), utilizing the modified retrospective application method for all periods presented. Prior to the early adoption of SFAS 123(R), for U.S. GAAP purposes, the Group applied Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”, and its related interpretations (“APB 25”) to account for stock-based compensation. In accordance with APB 25, the Company recognized compensation expense for its employee stock plans using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. Compensation cost is accrued over the vesting/performance periods and adjusted for subsequent changes in fair market value of the shares from the measurement date.
The table below presents the amounts as previously reported and the effect of the adjustments described above on the U.S. GAAP net income for the years ended December 31, 2003 and 2004 and the U.S. GAAP stockholders’ equity as of December 31, 2004.

	Year Ended December 31,
	2003		2004
Net income under U.S. GAAP
As previously reported	Ps.	3,048,072	Ps.	3,588,300
Add: Adoption of SFAS 123(R) utilizing the modified retrospective method		(300,296)		(318,424)
Deduct: Amount previously recorded pursuant to APB 25		491,779		1,079,649

Net income as adjusted	Ps.	3,239,555	Ps.	4,349,525

Earnings per CPO under U.S. GAAP (constant pesos)
Basic and diluted, as previously reported		1.04		1.23
Basic and diluted, as adjusted		1.12		1.49

Stockholders’ equity under U.S. GAAP
As previously reported	Ps.	26,286,326	Ps.	25,307,115
Add: Adoption of SFAS 123(R) utilizing the modified retrospective method		—		—
Deduct: Amount previously recorded pursuant to APB 25		630,902		1,710,553

Stockholders’ equity as adjusted	Ps.	26,917,228	Ps.	27,017,668

     As of December 31, 2005, the U.S. GAAP adjustment relates to those awards granted between January 1, 1995, and November 7, 2002, and unvested at the date of the adoption of FAS 123 (R). These awards were out-of -scope under IFRS 2, but were considered for purposes of applying FAS 123 (R).
     Under SFAS 123(R), fair value for stock options is calculated using the Black-Scholes method at the time the options are granted. That amount is then amortized over the vesting period of the option. The following assumptions were used in valuing the options:

	December 31,
	2003	2004	2005
Dividend yield	3.00%	3.00%	3.00%
Expected volatility	33.95%	28.25%	28.25%
Risk-free interest rate	8.73%	8.36%	8.36%
Expected life of options (in years)	2.3	3.0	3.0
     The Group estimates expected volatility using historical stock values of the Group’s CPO for the equivalent term.
A summary of the changes of the stock awards for employees for the years ended December 31, is presented below (in constant pesos and thousands of CPOs):
     Stock Purchase Plan

	2003			2004			2005
		Weighted-			Weighted-
		average			average			Weighted-
		exercise			exercise			average
	CPOs	price		CPOs	price		CPOs	exercise price
Outstanding at beginning of year	82,776	Ps.	12.90	80,476	Ps.	12.54	71,262	Ps.	15.18
Granted	4,416		12.18	32,699		19.74	599		13.27
Exercised	(5,000)		13.04	(41,533)		12.37	(23,455)		11.61
Canceled/forfeited	(1,716)		–	(380)		–	(224)		–

Outstanding at the end of the year	80,476		12.54	71,262		15.18	48,182		13.32

Options exercisable at end of year	25,000		13.04	995		11.31	4,472		11.61

Weighted average remaining life	1.34			1.24			0.8

     Long-Term Retention Plan

	2004			2005
		Weighted-
		average			Weighted-
		exercise			average
	CPOs	price		CPOs	exercise price
Outstanding at beginning of year	–	Ps.	–	45,109	13.45
Granted	45,109		13.90	2,715	13.45
Exercised	–		–	–	–
Canceled/forfeited	–		–	(1,039)	–

Outstanding at the end of the year	45,109		13.90	46,785	13.45

Options exercisable at end of year	–		–	–	–

Weighted average remaining life	4.1			3.1

In addition to the CPOs described above, the Long-Term Retention Plan includes approximately 7.6 million CPOs or CPOs equivalents that have been reserved to a group of employees, and may be granted at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2008 and 2023.
A summary of the status of nonvested awards as of December 31, and changes for the period then ended is presented below (in constant pesos and thousands of CPOs):
     Stock Purchase Plan

	2003			2004			2005
		Weighted-			Weighted-
		average			average			Weighted-
		exercise			exercise			average
	CPOs	price		CPOs	price		CPOs	exercise price
Nonvested at January 1	82,776	Ps.	–	55,476	Ps.	–	70,267	Ps.	–
Granted	4,416		12.18	32,699		19.74	599		13.42
Vested	(30,000)		13.04	(17,528)		12.37	(26,932)		11.61
Forfeited	(1,716)		–	(380)		–	(224)		–

Vested at the end of the year	55,476		13.04	70,267		11.31	43,710		11.61

     Long-Term Retention Plan

	2004			2005
		Weighted-
		average			Weighted-
		exercise			average
	CPOs	price		CPOs	exercise price
Nonvested at January 1	–	Ps.	–	45,109	Ps.	13.45
Granted	45,109		13.90	2,715		13.45
Vested	–		–	–		–
Forfeited	–		–	(1,039)		–

Vested at the end of the year	45,109		13.90	46,785		13.45

     (l) Production and film costs
     Under Mexican GAAP, the Group capitalizes production costs related to programs, which benefit more than one period, and amortizes them proportionately over the projected program revenues that are based on the Group’s historic revenue patterns for similar types of production. For Mexican GAAP purposes, royalty agreements that are not individual film-specific are considered in projecting program revenues to capitalize related production costs.
     Under U.S. GAAP, the Group follows the provisions of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SoP 00-2”). Pursuant to SoP 00-2, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not individual film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican GAAP allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization.

     (m) Deferred income taxes
     Under Mexican GAAP, the Group applies the provisions of Bulletin D-4, “Accounting for Income Tax, Assets Tax and Employees’ Profit Sharing”, which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.
     Under U.S. GAAP, SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
     The components of the net deferred tax (liability) asset applying SFAS 109 consist of the following:

	December 31,
	2004		2005
Net deferred income tax liability recorded under Mexican GAAP on Mexican GAAP balances (see Note 20)	Ps.	(1,417,155)	Ps.	(165,657)
Reclassification of non-current taxes related to non-wholly owned subsidiaries (Innova)		1,620,793		1,322,182

Net deferred income tax amount under SFAS 109 applied to Mexican GAAP balances		203,638		1,156,525

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		257,780		237,965
Deferred costs		35,735		34,399
Equipment restatement		(132,459)		(102,812)
Purchase accounting adjustments		(77,591)		(66,890)
Adjustment of gain on sale of music recording business		90,034		84,032
Pension plan and seniority premiums		(7,117)		(16,035)
Derivative financial instruments		(462,147)		(362,509)
Production and film costs		597,439		471,998
Deferred premiums, net of amortization		—		156,812

		301,674		436,960

Net deferred income tax asset on U.S. GAAP		505,312		1,593,485
Less:
Deferred income tax amount under SFAS 109 applied to Mexican GAAP balances		203,638		1,156,525

Net deferred income tax adjustment required under U.S. GAAP	Ps.	301,674	Ps.	436,960

For purposes of the U.S. GAAP, the change in the deferred income tax liability for the year ended December 31, 2005, representing a charge of Ps.1,088,173 was recorded against the following accounts:

	2005
Credit to the provision for deferred income tax	Ps.	726,426
Credit to the result from holding non-monetary assets		98,903
Acquired net operating loss carryforward (1)		262,844

	Ps.	1,088,173

(1)	Utilized in the same year

     The components of net deferred employees’ profit sharing (“EPS”) liability applying SFAS 109 consist of the following:

	December 31,
	2004		2005
Deferred EPS liability:
Current:
Inventories	Ps.	(906)	Ps.	2,047
Noncurrent:
Property, plant and equipment		(122,479)		(115,402)
Deferred costs		(59,590)		(57,514)
Pension plan and seniority premiums		(2,376)		75,378
Other		(2,078)		(20,630)

Total deferred EPS liability	Ps.	(187,429)	Ps.	(116,121)

     The provisions for income tax and assets tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

	2003		2004		2005
Current:
Mexican	Ps.	1,359,983	Ps.	517,325	Ps.	1,041,207
Foreign		4,303		4,192		199,202

		1,364,286		521,517		1,240,409

Deferred:
Mexican		1,744,770		27,886		(728,415)
Foreign		(1,013)		1,327		(1,989)

		1,743,757		29,213		(726,426)

	Ps.	3,108,043	Ps.	550,730	Ps.	513,983

     As disclosed in Note 2, in June 2003, the Company completed the acquisition of Telespecialidades from the shareholders of Televicentro, paying approximately U.S.$83 million. At the time of acquisition, Telespecialidades’s net assets consisted principally of shares of the Company as well as a deferred tax asset for net operating loss carryforwards and a related full valuation allowance. Under Mexican GAAP, the difference between the purchase price and the historical cost basis of the net assets acquired was recognized on the balance sheet as a deferred tax asset. For U.S. GAAP purposes, since the Company and Telespecialidades were under common control, the transaction was accounted for on a historical cost basis with the difference between the purchase price and the historical cost basis of the net assets acquired being accounted for as an adjustment to shareholders’ equity. In addition, the Company accounted for the utilization of the acquired net operating loss carryforwards as a capital contribution.
     (n) Maintenance reserve
     Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.
     (o) Minority interest
     This adjustment represents the allocation to the minority interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.
     In addition, under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

     (p) Effects of inflation accounting on U.S. GAAP adjustments
     In order to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP specific adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments.
     In addition, as disclosed in Notes 17 and 20, under Mexican GAAP Bulletin D-4, effective 2000, the monetary gain or loss generated by the monetary temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2003, 2004 and 2005, the Ps.59,442, Ps.125,879 and Ps.45,711, respectively, of monetary gain reflected within integral result of financing under Mexican GAAP has been reclassified to the deferred tax provision under U.S. GAAP.
     Additional disclosure requirements
     Presentation in the financial statements – Operating income
     Under Mexican GAAP, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily amortization of goodwill, the write-off of certain receivables, the write-off of program inventories, write-off of exclusive rights letters for soccer players, disputed or contractual letters of credit, certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Notes 18 and 19). The differences relate primary to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been Ps.7,770,248, Ps.7,238,685 and Ps.8,221,541 and operating income of the Publishing segment would have been Ps.340,830, Ps.395,678 and Ps.431,703 for the years ended December 31, 2003, 2004 and 2005, respectively.
     To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2003, 2004 and 2005 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, as if the music recording business were presented as continuing operations, and after reflecting the adjustments described in (a) to (n) above:

	Year ended December 31,
	2003		2004		2005
Net sales	Ps.	25,612,386	Ps.	30,291,209	Ps.	32,481,041
Cost of providing services (exclusive of depreciation and amortization)		13,304,674		15,372,682		14,408,148
Selling and administrative expenses		4,196,748		4,740,728		5,057,637
Depreciation and amortization		1,544,715		2,076,822		3,006,572

Income from operations		6,566,252		8,100,977		10,008,684
Integral result of financing, net		756,487		(2,634,224)		(2,636,947)
Other (expense) income net		(26,732)		(377,712)		901,212

Income before income taxes, minority interest and equity in earnings or losses of affiliates		7,296,007		5,089,041		8,272,949
Income tax and assets tax – current and deferred		(3,108,043)		(550,730)		(513,983)

Income before minority interest and equity in earnings or losses of affiliates		4,187,964		4,538,311		7,758,966
Minority interest		130,697		(266,080)		(1,094,431)
Equity in (losses) earnings of affiliates		(1,079,106)		137,346		160,158

Net income	Ps.	3,239,555	Ps.	4,409,577	Ps.	6,824,693

Weighted average common shares outstanding (in millions)		352,421		345,573		341,158

     Presentation in the financial statements – Earnings per CPO and per share
     As disclosed in Note 12, the Group has four classes of capital stock, Series “A”, Series “B”, Series “L” and Series “D”. Holders of the Series “D” shares, and therefore holders of the CPOs, are entitled to an annual, cumulative and preferred dividend of approximately nominal Ps.0.00034177575 per Series “D” share before any dividends are payable on the Series “A” , Series “B” or Series “L” shares. For purposes of U.S. GAAP, the “two-class” method, which first reduces net income by the amount of the dividend preference to the Series “D” shares, has been applied to calculate earnings per share.
     Earnings per CPO and per share under U.S. GAAP is presented in constant pesos for the years ended December 31, 2003, 2004 and 2005, as follows:

	2003				2004				2005
							Per				Per
							Series “A”,				Series “A”,
			Per				“B”, “D”				“B”, “D”
	Per		Series “A”		Per		and “L”		Per		and “L”
	CPO		Share		CPO		Share		CPO		Share
Continuing operations	Ps.	1.12	Ps.	0.01	Ps.	1.49	Ps.	0.01	Ps.	2.34	Ps.	0.02
Cumulative effect of change in accounting principles		—		—		—		—		—		—

Net income per CPO/share.	Ps.	1.12	Ps.	0.01	Ps.	1.49	Ps.	0.01	Ps.	2.34	Ps.	0.02

     Presentation in the financial statements – Consolidated balance sheets
     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets as of December 31, 2004 and 2005, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) and (n) above.

	December 31,
	2004		2005
ASSETS
Current assets:
Cash and cash equivalents	Ps.	16,436,569	Ps.	14,665,377
Other investments		759,378		112,577
Trade notes and accounts receivable, net		11,604,240		13,896,300
Other accounts and notes receivable, net		1,210,593		570,610
Due from affiliated companies		145,686		295,279
Transmission rights and programming		3,713,684		3,120,501
Inventories		684,848		638,280
Current deferred taxes		4,251,651		3,894,445
Other current assets		734,650		578,068

Total current assets		39,541,299		37,771,437
Non-current assets:
Transmission rights and programming		2,649,945		2,235,262
Investments		6,885,040		6,605,403
Property, plant and equipment, net		19,453,314		19,307,585
Goodwill, net		7,878,784		7,307,185
Intangible assets, net		1,807,724		2,360,429
Deferred taxes		4,821,096		4,175,050
Derivate financial instruments		1,564,143		2,214,426
Other assets		497,192		201,886

Total assets	Ps.	85,098,537	Ps.	82,178,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	3,406,973	Ps.	340,457
Current portion of satellite transporder lease obligation		73,101		75,604
Trade accounts payable		2,206,412		2,954,723
Customer deposits and advances		15,427,906		15,538,229
Taxes payable		1,610,711		1,055,793
Current deferred taxes		1,650,498		1,299,000
Accrued interest		464,352		334,609
Other accrued liabilities		1,295,126		1,558,001
Due from affiliated companies		66,725		751,182

Total current liabilities		26,201,804		23,907,598
Non-current liabilities:
Long-term debt		19,575,139		18,137,240
Satellite transponder lease obligation		1,368,760		1,186,933
Customer deposits and advances		385,315		2,508,200
Other long-term liabilities		2,232,527		1,783,556
Deferred taxes		7,104,368		5,293,131
DTH joint ventures		1,304,636		—
Pension plans and seniority premiums		—		134,892

Total liabilities		58,172,549		52,951,550

Commitments and contingencies
Minority interest		(91,680)		894,164

Total stockholders’ equity		27,017,668		28,332,949

Total liabilities and stockholders’ equity	Ps.	85,098,537	Ps.	82,178,663

     Cash flow information
     Mexican GAAP Bulletin B-12 issued by the MIPA specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, the inflation-adjusted statement of changes in financial position includes certain non-cash items such as monetary gains and losses, unrealized foreign currency translation gains or losses and net effect of foreign investment hedges. Under U.S. GAAP, Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (“SFAS 95”), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2003, 2004 and 2005) of Mexican financial institutions, to be cash equivalents.

     The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS 95.

	2003		2004		2005
Operating activities:
Net income under U.S. GAAP	Ps.	3,239,555	Ps.	4,349,525	Ps.	6,824,693
Adjustments to reconcile net income to cash provided by operating activities:
Equity in losses (income) of affiliates		1,079,106		(137,345)		(160,158)
Minority interest from continuing operations		(130,697)		266,080		1,094,431
Depreciation and amortization		1,544,715		2,076,822		3,006,572
Impairment adjustments		—		59,131		7,439
Deferred debt refinancing costs, net of amortization		—		—		560,043
Pension plans and seniority premiums		134,542		63,877		316,962
Deferred income tax		194,808		97,932		(726,426)
(Gain) loss on disposal of investment		(484,595)		126,536		(1,133,372)
Unrealized foreign exchange loss, net		241,525		(73,788)		(609,050)
Employee stock option plans		300,296		318,424		279,857
Maintenance reserve		—		(1,497)		(4,950)
(Gain) loss from monetary position		(238,633)		155,130		(178,302)

		5,880,622		7,300,827		9,277,739

Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable and customer deposits and advances, net		697,201		53,695		(438,775)
Inventories		16,798		(112,937)		46,568
Transmission rights, programs and films and production talent advances		(179,122)		394,837		662,668
Other accounts and notes receivable and other current assets		(113,823)		(419,822)		696,400
(Decrease) increase in:
Trade accounts payable		159,251		(421,961)		827,734
Other liabilities and taxes payable		374,879		282,211		(807,310)

		955,184		(223,977)		987,285

Cash provided by operating activities		6,835,806		7,076,850		10,265,024

Financing activities:
Issuance of Senior Notes due 2025		—		—		6,655,800
Prepayments of Senior Notes and UDI-denominated Notes		—		—		(5,440,227)
Other changes in notes payable		(223,086)		2,734,926		(4,502,536)
Derivative financial instruments		(1,446,031)		1,054,382		(696,612)
Shares issued		4,373,269		—		—
Repurchase and sale of capital stock issued		(4,979,011)		(236,871)		(879,865)
Gain on issuance of shares of investee		—		111,465		—
Dividends paid		(621,603)		(4,114,065)		(4,305,789)
Minority interest		16,091		(89,588)		(108,588)

Cash used by financing activities		(2,880,371)		(539,751)		(9,277,817)

Investing activities:
Other investments		(2,260,677)		1,764,483		622,308
Due from affiliated companies, net		(299,640)		(55,506)		535,044
Equity investments and other advances		1,156,930		(295,304)		517,407
Investments in property, plant and equipment		(719,953)		(1,937,324)		(2,432,331)
Intangible assets and other assets		(238,554)		(211,763)		(1,458,068)

Cash used for investing activities		(2,361,894)		(735,414)		(2,215,640)

Net increase (decrease) in cash and cash equivalents		1,593,541		5,801,685		(1,228,433)
Translation effect on cash and cash equivalents		(55,589)		6,383		(12,646)
Effect of inflation on cash and cash equivalents		(399,350)		(661,139)		(530,113)
Net increase in cash and temporary investments of Innova’s consolidation		—		483,450		—
Cash and cash equivalents at beginning of year		9,667,588		10,806,190		16,436,569

Cash and cash equivalents at end of year	Ps.	10,806,190	Ps.	16,436,569	Ps.	14,665,377

150

     Net cash provided by (used for) operating activities reflects cash payments for interest and income taxes as follows:

	2003		2004		2005
Interest	Ps.	1,138,173	Ps.	1,691,977	Ps.	1,997,036
Income taxes and/or assets tax		522,139		743,799		535,638
     Supplemental disclosures about non-cash activities:

	2003		2004		2005
Note receivable related to customer deposits	Ps.	8,742,107	Ps.	10,553,476	Ps.	12,299,271
     Recently issued accounting standards
          In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. The Group has opted for the early adoption of SFAS 123 (R) using the modified retrospective application method which resulted in the restatement of prior years. The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The modified retrospective method also allowed companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective.
          In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.
          In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position or results of operations.
          On February 16, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of SFAS No. 155 will not have a material impact on our results of operations and financial condition.
          On March 29, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (SFAS 156), which requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose the fair value method or the amortization method, as measurement methods for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years that begin after September 15, 2006. Earlier adoption is permitted as of the beginning of a Company’s fiscal year, provided the Company has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of SFAS No. 156 will not have a material impact on our results of operations and financial position.
     Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning of						End
Description	Period		Additions		Deductions		of Period
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventory:
Year ended December 31, 2003	Ps.	9,496	Ps.	2,927	Ps.	(60)	Ps.	12,363
Year ended December 31, 2004		12,363		1,744		(5,427)		8,680
Year ended December 31, 2005		8,680		2,342		—		11,022

Allowances for doubtful accounts (1):
Year ended December 31, 2003	Ps.	1,036,053	Ps.	387,748	Ps.	(460,055)	Ps.	963,746
Year ended December 31, 2004		963,746		539,135		(261,875)		1,241,006
Year ended December 31, 2005		1,241,006		310,974		(343,912)		1,208,068

(1)	Include allowances for trade and non-trade doubtful accounts.
25. Subsequent events
In the first quarter of 2006, the Group approved additional investments to be made in La Sexta (see Note 2) during 2006, in the aggregate amount of 84.2 million Euros (approximately U.S.$108 million).
In the second quarter of 2006, the Group exercised its option to acquire two-thirds of the equity interest in Sky Mexico that DirecTV acquired from Liberty Media (see Note 2). This acquisition amounted to approximately U.S.$58.7 million, and was financed with cash on hand. After this acquisition, the Group’s interest in Sky Mexico is 58.7%, and the remaining interest of 41.3% is owned by DirecTV.
In April 2006, Sky Mexico offered to purchase up to 100% of its U.S.$300 million 9.375% Senior Notes due 2013 (see Note 8). The offer ended in April 2006 with the tender of 96.25% of such Senior Notes in the aggregate amount of approximately U.S.$324.3 million. This transaction and the related fees and expenses, were financed primarily with two 10-year bank loans entered into by Sky Mexico and guaranteed by the Company in the aggregate principal amount of Ps.3,500,000.
In April 2006, the Company’s stockholders approved (i) the payment of a dividend in the aggregate nominal amount of Ps.1,087,049, which consisted of nominal Ps.0.35 per CPO and nominal Ps.0.00299145 per share, not in the form of a CPO, which was paid in cash in May 2006; and (ii) the cancellation of approximately 5,888.5 million shares of capital stock in the form of approximately 50.3 million CPOs, which were repurchased by the Company in 2004, 2005 and 2006.