Form 20-F
period 2006-12-31
GRUPO TELEVISA, S.A.B.
filed 2007-06-26
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-12610

Grupo Televisa, S.A.B.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

A Shares, without par value (“A Shares”)	New York Stock Exchange (for listing purposes only)
B Shares, without par value (“B Shares”)	New York Stock Exchange (for listing purposes only)
L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)
Dividend Preferred Shares, without par value (“D Shares”)	New York Stock Exchange (for listing purposes only)
Global Depositary Shares (“GDSs”), each representing five Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”)	New York Stock Exchange
CPOs, each representing twenty-five A Shares, twenty-two B Shares thirty-five L Shares and thirty-five D Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2006 was:
113,784,603,865 A Shares
53,564,690,849 B Shares
85,216,495,401 L Shares
85,216,495,401 D Shares
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

     Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2006 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.
Part I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2005 and 2006, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2004, 2005 and 2006 and the accompanying notes appearing elsewhere in this annual report. Unless otherwise indicated, all Peso information is stated in Pesos in purchasing power as of December 31, 2006. The data should also be read together with “Operating and Financial Review and Prospects”.
     The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A. (“Banamex”) as of December 31, 2006, which was Ps.10.8025 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
     Our year-end financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), or Mexican FRS that became effective on January 1, 2006, which differ in some significant respects from U.S. GAAP. Note 24 to our year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2006, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2004, 2005 and 2006 and stockholders’ equity at December 31, 2005 and 2006. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity, net income and other items as reported under Mexican FRS and U.S. GAAP. See “— Risk Factors — Risk Factors Related to Mexico — Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information”.
     Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with the Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, or FIN 46, which is applicable under Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”.
     At a general extraordinary meeting and at special meetings of the stockholders of Grupo Televisa, S.A.B., or Televisa, held on April 16, 2004, our stockholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our stockholders as part of the recapitalization of our capital stock, or the Recapitalization, as described in the Information Statement dated March 25, 2004, which was submitted to the Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004. Except where otherwise indicated, all information in this annual report reflects our capital structure as of December 31, 2006.

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(millions of Pesos in purchasing power as of December 31, 2006
	or millions of U.S. Dollars)(1)
(Mexican GAAP/FRS)
Income Statement Data:
Net sales	Ps.	25,354	Ps.	26,650	Ps.	31,519	Ps.	33,798	Ps.	37,932	U.S.$3,511
Operating income		5,469		6,838		9,201		11,241		13,749	1,273
Integral cost of financing, net(2)		720		695		1,630		1,854		1,100	102
Restructuring and non-recurring charges(3)		991		743		425		239		614	57
(Loss) income from continuing operations		(463)		4,003		5,989		8,028		9,174	849
Income (loss) from discontinued operations		1,250		(73)		—		—		—	—
Cumulative effect of accounting change, net		—		—		(1,098)		(527)		—	—
Net income		868		4,067		4,641		6,374		8,586	795
(Loss) income from continuing operations per CPO(4)		(0.12)		1.44		1.97		2.37		2.96	—
Net income per CPO(4)		0.30		1.41		1.60		2.19		2.96	—
Weighted-average number of shares outstanding (in millions)(4)(5)		353,906		352,421		345,206		341,158		339,776	—
Cash dividend per CPO(4)		—		0.22		1.35		1.44		0.36	—
Shares outstanding (in millions, at year end)(5)		221,210		218,840		341,638		339,941		337,782	—
(U.S. GAAP)(6)
Income Statement Data:
Net sales	Ps.	25,597	Ps.	26,650	Ps.	31,519	Ps.	33,798	Ps.	37,932	U.S.$3,511
Operating income		3,542		6,832		8,429		10,414		13,558	1,255
Income from continuing operations		119		3,371		4,526		7,101		8,007	741
Cumulative effect of accounting change, net		(1,449)		—		—		—		—	—
Net (loss) income		(1,332)		3,371		4,526		7,101		8,007	741
Income from continuing operations per CPO(4)		0.04		1.17		1.55		2.43		2.76	—
Net (loss) income per CPO(4)		(0.45)		1.17		1.55		2.43		2.76	—
Weighted-average number of shares outstanding (in millions)(4)(5)		353,906		352,421		345,206		341,158		339,776	—
Shares outstanding (in millions, at year end)(5)		221,210		218,840		341,638		339,941		337,782	—
(Mexican GAAP/FRS)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	10,332	Ps.	13,870	Ps.	17,893	Ps.	15,377	Ps.	15,811	U.S.$1,464
Total assets		66,343		73,244		79,481		78,222		83,030	7,686
Current portion of long-term debt and other notes payable(7)		1,457		323		3,545		354		986	91
Long-term debt, net of current portion(8)		15,694		16,630		20,368		18,872		17,795	1,647
Customer deposits and advances		13,820		15,839		16,454		18,778		17,162	1,589
Capital stock issued		8,955		9,283		10,290		10,290		10,126	937
Total stockholders’ equity (including minority interest)		25,077		31,132		29,680		31,074		36,604	3,388
(U.S. GAAP)(6)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps.	10,059	Ps.	11,244	Ps.	17,103	Ps.	15,260	Ps.	14,901	U.S. $1,379
Total assets		66,286		76,530		88,548		85,510		88,446	8,188
Current portion of long-term debt and other notes payable(7)		1,457		323		3,545		354		986	91
Long-term debt, net of current portion(8)		15,694		16,630		20,368		18,872		17,795	1,647
Total stockholders’ equity (excluding minority interest)		20,765		27,351		28,113		29,481		34,469	3,191
(Mexican GAAP/FRS)
Other Financial Information:
Capital expenditures(9)	Ps.	1,665	Ps.	1,204	Ps.	2,094	Ps.	2,746	Ps.	3,225	U.S.$299
(U.S. GAAP)(6)
Other Financial Information:
Net cash provided by operating activities		6,592		7,113		7,364		10,098		12,600	1,166

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	(millions of Pesos in purchasing power as of December 31, 2006
	or millions of U.S. Dollars)(1)
Net cash provided by (used for) financing activities	439	(2,997)	(678)	(9,071)	(4,453)	(412)
Net cash used for investing activities	(3,519)	(2,458)	(649)	(2,305)	(7,918)	(733)
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(10)	72.4%	70.1%	68.9%	68.5%	69.5%	—
Average prime time rating (TV broadcasting)(10)	39.6	38.1	36.7	36.5	35.5	—
Magazine circulation (millions of copies)(11)	137	128	127	145	155	—
Number of employees (at year end)	12,600	12,300	14,100	15,100	16,200	—
Number of Innova subscribers (in thousands at year end)(12)	738	857	1,003	1,251	1,430	—
Number of Cablevisión subscribers (in thousands at year end)(13)	412	364	355	422	497	—
Number of Esmas.com registered users (in thousands at year end)(14)	2,514	3,085	3,665	4,212	4,447	—

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2006, unless otherwise indicated.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and gain or loss from monetary position. See Note 17 to our year-end financial statements.

(3)	See Note 18 to our year-end financial statements.

(4)	For further analysis of income (loss) from continuing operations per CPO and net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 21 (for the calculation under Mexican FRS) and Note 24 (for the calculation under U.S. GAAP) to our year-end financial statements.

(5)	As of December 31, 2004, 2005 and 2006, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. For purposes of this table, the weighted-average number of shares for all periods reflects the 25-for-one stock split and the 14-for-one stock dividend from the 2004 Recapitalization, and the number of shares outstanding for all periods reflects the 25-for-one stock split from the 2004 Recapitalization. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDS, each GDS representing 5 CPOs. Before March 22, 2006, each GDS represented 20 CPOs.

The number of CPOs and shares issued and outstanding for financial reporting purposes under Mexican GAAP/FRS and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican GAAP/FRS and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our Stock Purchase Plan and our Long-Term Retention Plan are not considered outstanding for financial reporting purposes.

As of December 31, 2006, for legal purposes, there were approximately 2,528 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,927 million A Shares and 2,357 million B Shares (not in the form of CPO units). See Note 12 to our year-end financial statements.

(6)	See Note 24 to our year-end financial statements.

(7)	See Note 8 to our year-end financial statements.

(8)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our year-end financial statements.

(9)	Capital expenditures are those investments made by us in property, plant and equipment, which amounts are first translated from Mexican Pesos into U.S. dollars at historical exchange rates, and the resulting aggregate U.S. dollar amount is then translated to Mexican Pesos at year-end exchange rate for convenience purposes only; the aggregate amount of capital expenditures in Mexican Pesos does not indicate the actual amounts accounted for in our consolidated financial statements.

(10)	“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see “Information on the Company — Business Overview— Television — Television Broadcasting”.

(11)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(12)	Innova, our direct to home, or DTH satellite service in Mexico, referred to alternatively as Sky Mexico for segment reporting purposes, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Joint Ventures — Mexico”. Under Mexican FRS, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in results in respect of our investment in Innova in our income statement, as we recognized equity in losses of Innova up to the amount of our initial investment and subsequent capital contributions in Innova. See “Operating and Financial Review and Prospects — Results of Operations — Equity in Earnings of Affiliates”. Since April 1, 2004, Innova has been consolidated in our financial results.

(13)	The figures set forth in this line item represent the total number of subscribers of Cablevisión at the end of each year presented. For a description of Cablevisión’s business and results of operations and financial condition, see “Operating and Financial Review and Prospects — Results of Operations — Cable Television” and “Information on the Company — Business Overview — Cable Television”.

(14)	The results of operations of Esmas.com are included in the results of operations of our Other Businesses segment. See “Operating and Financial Review and Prospects — Results of Operations — Other Businesses”. For a description of Esmas.com, see “Information on the Company — Business Overview — Other Businesses — Esmas.com”. The figures set forth in this line item represent the number of registered users in each year presented. The term “registered user” means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by Esmas.com.
Dividends
     Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. In February 2003, the Board of Directors proposed, and our stockholders approved at our annual general stockholders’ meeting in April 2003, the payment of a dividend in the aggregate amount of Ps.550 million, which consisted of a Ps.0.18936540977 dividend per CPO and a Ps.0.05260150265 dividend per A Share not in the form of CPOs. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company’s Board of Directors approved a Ps.3,850 million cash distribution to stockholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to stockholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a general stockholders’ meeting, our stockholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. On April 28, 2006 at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. On April 27, 2007, at a General Stockholders Meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable general stockholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, subject to certain conditions.
Exchange Rate Information
     Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso was relatively stable from 1999 to 2001. In 2002 and 2003, the Peso declined in value against the U.S. Dollar and appreciated in 2004, 2005 and 2006. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.
     The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in New York City for cable transfers for Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2002	10.425	9.0005	9.663	10.425
2003	11.406	10.113	10.7925	11.242
2004	11.635	10.805	11.2897	11.154
2005	11.411	10.413	10.8938	10.6275
2006	11.46	10.4315	10.7055	10.7995
2007:
January	11.092	10.765	10.9559	11.0381
February	11.1575	10.917	10.995	11.1575
March	11.1846	11.013	11.1144	11.0427
April	11.0305	10.924	10.9802	10.9295
May	10.931	10.738	10.822	10.738
June (through June 22)	10.979	10.712	10.838	10.795

(1)	Annual average rates reflect the average of the exchange rates on the last day of each month during the relevant period.
     The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this annual report on Form 20-F.
     The Mexican economy has had balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “— Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.
     On June 22, 2007, the noon buying rate was Ps.10.795 per U.S.$1.00.

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
Risk Factors Related to Mexico
Economic and Political Developments in Mexico May Adversely Affect Our Business
     Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.
Mexico Has Experienced Adverse Economic Conditions
     Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased 4.2%, 2.8% and 4.8% in 2004, 2005 and 2006, respectively. Inflation in 2004, 2005 and 2006 was 5.2%, 3.3% and 4.1%, respectively. Although these inflation rates tend to be lower than Mexico’s historical inflation rates, Mexico’s level of inflation may be higher than the annual inflation rates of its main trading partners, including the United States. Mexican GDP growth fell short of Mexican government estimates in 2006; however, according to Mexican government estimates, Mexican GDP is expected to grow by approximately 3.0% to 3.4%, while inflation is expected to be less than 4.0%, in 2007. We cannot assure you that these estimates will prove to be accurate.
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
Developments in Other Emerging Market Countries or in the U.S. May Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations
     The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business. In recent years, for example, prices of Mexican debt securities dropped substantially as a result of developments in Russia, Asia and Brazil.
     Our operations, including the demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. As a result, an economic downturn in the United States could have a significant adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations.
     Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as natural disasters, terrorist attacks and acts of war.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations
     A portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.
     Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 13 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.
High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
     Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 5.2% for 2004, 3.3% for 2005 and 4.1% in 2006. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:
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
High Interest Rates in Mexico Could Increase Our Financing Costs
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.8%, 9.2% and 7.2% for 2004, 2005 and 2006, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
     Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress.
     Presidential and federal congressional elections in Mexico were held in Mexico on July 2, 2006. Felipe Calderón Hinojosa, a member of the incumbent party, the Partido Acción Nacional, or the National Action Party, was elected president in a highly contested election. As a result of the federal congressional elections, the Mexican Congress is not controlled by any specific political party. Therefore, the National Action Party will face opposition in Congress.
     Additionally, as a result of the election of Felipe Calderón and new representatives to the Mexican Congress, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.
     National politicians are currently focused on crucial reforms regarding fiscal and labor laws and policies, gas, electricity and oil, which have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the

Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures
     Mexico’s Ley Federal de Competencia Económica or Federal Antitrust Law, and related regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions.
     In addition, the Federal Antitrust Law and related regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures. There can be no assurance that in the future the Mexican Antitrust Commission will authorize our proposed complementary businesses or joint ventures and acquisitions, which may adversely affect our business strategy, financial condition and results of operations.
Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue
     Existing laws and regulations, including among others, tax laws, could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue. Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, has been amended by Congress. The amendments to the Mexican Federal Antitrust Law approved by the Mexican Federal Congress have been in full force and effect as of June 29, 2006. The amendments include, among other things, the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor. We cannot predict what impact such amendments will have upon our business at this time.
     Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Ley Federal de Radio y Televisión and to the Ley Federal de Telecomunicaciones unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in Article 28 of the Ley Federal de Radio y Televisión, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same concession spectrum without having to submit a bid therefore and Article 16 of the Ley Federal de Radio y Televisión, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance in connection with their obligations within the concession.
     Although the Supreme Court of Justice has already resolved, we cannot determine the full extent of the impact that this resolution may have on our operations until the court publishes its final opinion.
Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information
     A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, our financial statements are prepared in accordance with Mexican FRS, which differ from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including our company, must incorporate the effects of inflation directly in accounting records and in their published financial statements. Thus, financial statements and reported earnings of Mexican companies may differ from those of companies in other countries with the same financial performance. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP. See Note 24 to our financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

Risk Factors Related to Our Major Stockholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders
     We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. As of May 31, 2007, approximately 45.02% of the outstanding A Shares, 2.66% of the outstanding B Shares, 2.78% of the outstanding D Shares and 2.78% of the outstanding L Shares of our company are held through a trust, including shares in the form of CPOs, or the Stockholder Trust. The largest beneficiary of the Stockholder Trust is a trust for the benefit of Emilio Azcárraga Jean. As a result, Emilio Azcárraga Jean controls the voting of the Shares held through the Stockholder Trust. The A Shares held through the Stockholder Trust constitute a majority of the A Shares whose holders are entitled to vote, because non-Mexican holders of CPOs and GDSs, are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the stockholders, including the timing and payment of dividends, if he so chooses. See “Major Stockholders and Related Transactions — The Major Stockholders”.
As Controlling Stockholder, Emilio Azcárraga Jean Will Have the Ability to Limit Our Ability to Raise Capital, Which Would Require Us to Seek Other Financing Arrangements
     Emilio Azcárraga Jean has the voting power to prevent us from raising money through equity offerings. Mr. Azcárraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional A Shares in order to maintain such power. In the event that Mr. Azcárraga Jean is unwilling to subscribe for additional shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other forms of financing, which we may not obtain, or if so, possibly not on favorable terms.
Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
     Under Mexican law, we need concessions from the Secretaría de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title. Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Ley Federal de Radio y Televisión and to the Ley Federal de Telecomunicaciones unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in Article 28 of the Ley Federal de Radio y Televisión, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same concession spectrum without having to submit a bid therefore and Article 16 of the Ley Federal de Radio y Televisión, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance in connection with their obligations within the concession.
     Although the Supreme Court of Justice has already resolved, we cannot determine the full extent of the impact that this resolution may have on our operations until the court publishes its final opinion.

We Face Competition in Each of Our Markets That We Expect Will Intensify
     We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. We expect increased competition from Univision, as a result of the recent divestiture of our equity interest in Univision and the termination of a certain participation agreement by and among Televisa, Univision, certain principals of Univision, and Venevision, or the Participation Agreement in connection with the acquisition of Univision by private equity investors. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Television Broadcasting”. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies, including online and digital networks. Our principal competitors in the gaming industry are Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.
     The telecommunications industry in Mexico is becoming highly competitive, and we face significant competition from recent entrants. Cable operators, who were already authorized to provide by-directional data and internet broadband services and who have been recently authorized by the Mexican government to also provide voice services, including Voice over Internet Protocol, or “VoIP services”, pose a risk to us. As the cable operators’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from growing.
     On October 2, 2006, the federal government enacted a new set of regulations known as Convergence Regulations (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas). The Convergence Regulations allow certain concessionaires of telecommunication services to provide other services not included in their original concessions. Cable television providers will now be allowed to provide internet and telephone services. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V. or Telmex, will now be allowed to provide cable television services. We believe that we may face significant competition from new entrance providing telephony services, including cable television providers. See “Information on the Company — Business Overview — Cable Television”.
     In November 2006, the Mexican Federal Power Commission or CFE (Comisión Federal de Electricidad), announced that they obtained an authorization from the Mexican government, through the Ministry of Communications and Transportation, to use their power lines and infrastructure to provide telecommunication services using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. We believe that this action will result in a significant reduction in the lease prices for infrastructure, as the CFE owns approximately 14,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the CFE authorization to render telecommunication services could affect us, as well as the overall telecommunications landscape in Mexico.
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
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
     Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympics and political elections. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2004, 2005 and 2006 we recognized 28.7%, 29.7% and 28.3%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

Current Litigation We Are Engaged In With Univision and the Recent Sale of Univision May Affect Our Relationship With Univision
     We have a Second Amended and Restated Program Licensing Agreement, or PLA with Univision pursuant to which we have granted Univision an exclusive right to broadcast our television programming in the United States, subject to certain exceptions, as described in “Information on the Company — Business Overview — Univision”.
     In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the United States, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming, and to create future channels available in the United States that feature our programming. See “Information on the Company — Business Overview — Univision”.
     During 2005, Televisa, S.A. de C.V., a subsidiary of Televisa, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California, or District Court Action, alleging that Univision had breached the PLA as well as the December 19, 2001 letter agreement between Televisa, S.A. de C.V. and Univision relating to soccer broadcast rights, or the Soccer Agreement, among other claims. Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa, S.A. de C.V. and Televisa. Univision also claimed that Televisa had breached other agreements between the parties, including the Participation Agreement and a Telefutura Production Services Agreement. In addition, Univision claimed that Televisa breached a Guaranty dated December 19, 2001, by which, among other things, Televisa guaranteed that Televisa’s affiliates (including Televisa, S.A. de C.V.) would produce a specified minimum number of novelas.
     During 2006, Televisa, S.A. de C.V. and Televisa answered the counterclaims, denying them and asserting affirmative defenses based on Univision’s alleged breaches of the agreements, including the PLA, the Guaranty and the Soccer Agreement. Televisa, S.A. de C.V. also amended its complaint again, adding Televisa as a plaintiff. In their amended complaint, Televisa, S.A. de C.V. and Televisa asked for a declaration by the court that they had the right to suspend their performance under and to terminate the PLA, the Guaranty and the Soccer Agreement as a result of Univision’s alleged material breaches of those agreements. Univision filed amended counterclaims, seeking, among other things, a declaration by the court that Televisa, S.A. de C.V. and Televisa do not have the right to terminate or suspend performance of their obligations under the PLA or the Soccer Agreement. Also, in 2006, Televisa, S.A. de C.V. filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa, S.A. de C.V. may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was voluntarily stayed by Televisa. In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa, S.A. de C.V. may not transmit or permit others to transmit any television programming into the United States by means of the Internet, while Televisa, S.A. de C.V. has added a claim asserting that it has such rights.
     During 2005 and 2006, after Televisa filed the District Court Action and commenced an audit of Univision’s payment performance under the PLA, Univision made payments to Televisa, S.A. de C.V. and its consolidated entities under protest of certain of the disputed royalties and of other license fees that Univision alleges have been overcharged, in the aggregate amount of approximately U.S.$16 million, and is seeking recovery of these amounts via its counterclaims. Televisa has recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets.
     In June 2007, in the District Court Action, the court reset the discovery cut-off date for August 27, 2007, and the trial date for January 15, 2008. Televisa and its consolidated entities, including Televisa, S.A. de C.V., cannot predict how their overall business relationship with Univision will be affected by this dispute. Televisa believes the counterclaims and affirmative defenses asserted by Univision are without merit and is defending them vigorously.
     In February 2006, Univision announced that its board had decided to engage in a process to explore strategic alternatives to enhance stockholder value. Our board of directors held a meeting on April 27, 2006 and authorized Emilio Azcárraga, Chairman of the Board, President and Chief Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with Univision which, if successful, would involve an increase in our minority shareholding of Univision. In May 2006, Televisa, pursuant to such authority, and a number of private equity and investment entities decided to work together for the purpose of making such a plan or proposal.
     In June 2006, Univision announced that it had entered into a definitive agreement with another group to acquire Univision on the terms and subject to the conditions of such agreement. That acquisition of Univision was completed in March 2007. As a result of the closing of the acquisition of Univision, all of Televisa’s shares and warrants in Univision have been cancelled and have been converted into cash in an aggregate amount of approximately US$1,094.4 million. In addition, we lost our right to designate a member to the board of directors of Univision. Accordingly, our former designee to the board of directors of Univision, Ricardo Maldonado Yañez, resigned from the board. We cannot predict how our overall business relationship with Univision will be affected by the acquisition of Univision.
We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and May Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income
     We have invested a significant amount to develop DTH satellite services primarily in Mexico. Although Innova, our DTH joint venture in Mexico, referred to herein, for segment reporting purposes, as Sky Mexico, has generated positive cash flow in 2004, 2005 and 2006, we have, in the past, experienced substantial losses and substantial negative cash flow, and we may experience substantial losses over the next several years, as a result of our participation in Innova, which would adversely affect our net income. We cannot assure you that Innova will continue to generate net income in the upcoming years, principally due to the substantial capital expenditures and investments required to expand and improve its DTH service, the impact of any potential devaluation of the Peso versus the U.S. Dollar on Innova’s financial structure, as well as the strong competition that exists in the pay-television industry in Mexico. See Notes 1(b) and 11 to our year-end financial statements. See “Operating and Financial Review and Prospects”.
     We own a 58.7% interest in Innova, our DTH joint venture in Mexico. The balance of Innova’s equity is indirectly owned by DIRECTV (which is 39% owned by News Corp.) through its subsidiaries News DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indenture that governs the terms of the notes issued by Innova in September 2003 and the credit agreements entered into in March and April 2006, as well as the credit agreement we entered into in July 2005, contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.
     In connection with a letter agreement entered into in October 2004, we and DIRECTV Holdings entered into an agreement in February 2005 under which we acquired the right to buy additional interests in Innova from DIRECTV Holdings, which, was consummated on April 27, 2006, resulting in us indirectly owning 58.7% of Innova and DIRECTV indirectly owning 41.3% of Innova. We paid approximately U.S.$59 million for the additional equity stake in Innova. See “Information on the Company — Business Overview — DTH Joint Ventures”.
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
Risk Factors Related to Our Securities
Any Actions Stockholders May Wish to Bring Concerning Our Bylaws or the CPO Trust Must Be Brought in a Mexican Court
     Our bylaws provide that you must bring any legal actions concerning our bylaws in courts located in Mexico City. The trust agreement governing the CPOs provides that you must bring any legal actions concerning the trust agreement in courts located in Mexico City. All parties to the trust agreement governing the CPOs, including the holders of CPOs, have agreed to submit these disputes only to Mexican courts.

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
Non-Mexican Holders of Our Securities Forfeit Their Securities if They Invoke the Protection of Their Government
     Pursuant to Mexican law, our bylaws provide that non-Mexican holders of CPOs and GDSs may not ask their government to interpose a claim against the Mexican government regarding their rights as stockholders. If non-Mexican holders of CPOs and GDSs violate this provision of our bylaws, they will automatically forfeit the A Shares, B Shares, L Shares and D Shares underlying their CPOs and GDSs to the Mexican government.
Non-Mexican Holders of Our Securities Have Limited Voting Rights
     Non-Mexican holders of GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our Shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings.”
Our Antitakeover Protections May Deter Potential Acquirors and May Depress Our Stock Price
     Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our stockholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their Shares over the then current market price, and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information — Bylaws — Antitakeover Protections.”
GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities
     In situations where we request that JPMorgan Chase Bank, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings — Holders of CPOs.” For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
     This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash
     Under Mexican law and our bylaws, our stockholders have preemptive rights. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the Securities Act of 1933, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In that connection, in 2002 we did not register the 430.3 million A Shares authorized, issued and subscribed in connection with our Long Term Retention Plan. Accordingly, the voting rights of GDS holders were diluted. See “Directors, Senior Management and Employees — Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights.” In addition, although the deposit agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible.
The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.
     In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we amended our bylaws to increase the protections afforded to our minority stockholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See “Additional Information — Mexican Securities Market Law” and “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections.” Notwithstanding these amendments, under Mexican law, the protections afforded to minority stockholders are different from those in the U.S. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice, it may be more difficult for our minority stockholders to enforce their rights against us or our directors or major stockholders than it would be for stockholders of a U.S. company.
     The new Mexican Securities Market Law provides additional protection to minority stockholders, such as (i) providing stockholders of a public company representing 5% or more of the capital stock of the public company, an action for liability against the members and secretary of the Board and relevant management of the public company, and (ii) establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority stockholders and their interests in an issuer or its operations.
It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons
     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S., and some of the parties named in this annual report also reside outside of the U.S. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Forward-Looking Statements
     This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the SEC on Form 6-K, in annual report to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:
•	projections of capital expenditures, dividends, or other financial information;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	our current and future plans regarding our online and wireless content venture, Televisa Digital;

•	statements concerning our current and future plans regarding our investment in the Spanish television channel “La Sexta”;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our current and future plans regarding the introduction of fixed telephony service by Cablevisión;

•	statements concerning our transactions with and involving Univision Communications, Inc., or Univision;

•	statements concerning our series of transactions with The DIRECTV Group, Inc., or DIRECTV, and News Corporation, or News Corp.;

•	statements about our future economic performance or that of the United Mexican States, or Mexico, or other countries in which we operate or have investments; and

•	statements or assumptions underlying these statements.
     Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors”, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.
     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company
History and Development of the Company
     Grupo Televisa, S.A.B. is a sociedad anónima bursátil, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2105. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 México, D.F., México. Our telephone number at that address is (52) (55) 5261-2000.
     Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We have interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.
Capital Expenditures
     The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2004, 2005 and 2006 and our projected capital expenditures for the year ended December 31, 2007. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2006, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

	Year Ended December 31,(1)
	2004		2005		2006
	(Actual)		(Actual)		(Actual)
	(millions of U.S. Dollars)
Capital expenditures(2)	U.S. $	174.6	U.S. $	248.3	U.S. $	298.5
Investments in DTH joint ventures(3)		12.5		—		—
La Sexta(4)		—		1.4		132.4
Other acquisitions and investments(5)(6)		29.3		68.0		437.7

Total capital expenditures and investments	U.S. $	216.4	U.S. $	317.7	U.S. $	868.6

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2004, 2005 and 2006 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in constant Pesos of purchasing power as of December 31, 2006 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.10.8025 to one U.S. Dollar, the Interbank Rate as of December 31, 2006, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)	Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$35.1 million in 2004, U.S.$51.1 million in 2005 and U.S.$75.9 million in 2006 for the expansion and improvement of our cable business; and U.S.$57.6 million in 2004, U.S.$109.2 million in 2005 and U.S.$91.2 million in 2006 for the expansion and improvement of our SKY Mexico segment.

(3)	Includes investments made in the form of capital contributions and loans in all periods.

(4)	In 2005 we made capital contributions of approximately U.S.$1.4 million (1.2 million Euros). During 2006, we made additional capital contributions related to our 40% interest in La Sexta in the amount of approximately U.S.$132.4 million (104.6 million Euros). Our projected total investment in La Sexta for 2007 is approximately U.S.$101.0 million (76.5 million Euros).

(5)	Additionally, in 2004 and 2005, we made capital contributions in the aggregate amount of U.S.$2.0 million in our pay television joint venture with Univision. In November 2005, we acquired Comtelvi, S. de R.L. de C.V., or Comtelvi, from a third party for an aggregate amount of U.S.$39.1 million. At the time of acquisition, Comtelvi had structured note investments and other financial instrument assets and liabilities, as well as tax losses of approximately Ps.3,445.7 million that were used by us in the fourth quarter of 2005. See “— Business Overview — Univision” and Note 2 to our year-end financial statements.

(6)	In the first quarter of 2006, we completed the acquisition of certain operating assets, consisting primarily of trademarks, intellectual property rights and other publishing assets owned by Editora Cinco, a publishing company in Mexico and Latin America, for an aggregate amount of approximately U.S.$15.0 million. In the second quarter of 2006, we acquired part of the minority interest in Innova that was formerly owned by Liberty Media for an amount of approximately U.S.$58.7 million to increase the interest in our Sky Mexico business to 58.7%.
     In 2004, 2005 and 2006, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2007, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2007 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2007 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
Business Overview
     Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We have interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.
Business Strategy
     We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while improving our operating margins. By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue building our pay-television platforms, expanding our publishing business, increasing our international programming sales and strengthening our position in the growing U.S.-Hispanic market. We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.
Maintaining Our Leading Position in the Mexican Television Market
     Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2005 and 2006, our networks aired 81% and 84%, respectively, of the 200 most-watched television programs in Mexico, according to the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.
     Improving Our Sales and Marketing Efforts. In 2005 and 2006, we outperformed Mexican economic growth by increasing our television broadcasting revenues in real terms by 5.1% and 8.5%, respectively, as compared to increases of 2.8% and 4.8%, respectively, in Mexican GDP during the same periods. See “Key Information — Risk Factors — Risk Factors Related to Mexico —

Mexico Has Experienced Adverse Economic Conditions”. The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.
     Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a cost per rating point basis pricing system; (ii) implementing differentiated pricing by quarter, by channel and by time of day; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation.
     We plan to continue expanding our advertising customer base by targeting medium-sized and local companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we targeted the reach of the Channel 4 Network throughout Mexico City and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See “— Television — Television Broadcasting — Channel 4 Network”. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
     Improving Our Consolidated Operating Income Margin. Our consolidated operating income margin (consolidated operating income over consolidated net sales) increased in 2006, ending the year at 36.2% compared to 33.3% for 2005. We intend to continue improving our consolidated operating income margin by increasing revenues and controlling costs and expenses.
Continue Building Our Pay Television Platforms
     DTH. We believe that Ku-Band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky Mexico, our joint venture with DIRECTV. Innova is the only DTH company in Mexico, with approximately 1,430,100 subscribers, of which 91,100 were commercial subscribers as of December 31, 2006.
     The key components of our DTH strategy include:
•	offering high quality and exclusive programming content, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the 2006 FIFA World Cup, the Spanish Soccer League and a variety of Mexican Soccer League games, reality shows and other programs produced by us, or with respect to which we have exclusive rights;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-television services in Mexico;

•	exploring alternatives to expand our DTH services in Central America and the Caribbean;

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and

•	we plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions.
     Cable. With a subscriber base of over 422,100 (of which 283,200 were digital subscribers) and 496,500 (all of which were digital subscribers) basic subscribers as of December 31, 2005 and 2006, respectively, and approximately 1,519,413 homes passed as of December 31, 2006, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the largest cable television operators in Mexico. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:
•	continuing to offer high quality programming;

•	upgrading its existing cable network into a broadband bidirectional network;

•	increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP and telephony services;

•	continuing the roll out of digital set-top boxes and the roll out, which began in the third quarter of 2005, of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions.
     Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed Internet access through cable modem. As of December 31, 2006, Cablevisión had 96,000 cable modem customers compared to 61,000 at December 31, 2005. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión has concluded its plan to switch its analog subscriber base to the digital service. In addition, Cablevisión introduced VOD services and, in May 2007 received governmental approval to introduce IP and telephony services. Cablevisión expects to launch its fixed telephony service in the third quarter of 2007, subject to the availability of VoIP technology which shall comply with the standards of data transmission over cable networks.
Expanding Our Publishing Business
     With a total annual circulation of approximately 155 million magazines during 2006, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the largest Spanish-speaking publishing company in the world, in number of magazines distributed. Editorial Televisa publishes 78 titles, some of which have different editions for each different market. Among the 78 titles, 51 are fully owned and produced in-house and the remaining 27 titles are licensed from world-renowned publishing houses, including the Spanish-language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to more than 20 countries, including Mexico, the United States and countries throughout Latin America. During the last three years, Editorial Televisa implemented an aggressive commercial strategy in order to increase its market share and advertising revenues. As a result of this strategy, according to IBOPE, Editorial Televisa’s market share in Mexico grew to 49% in 2006. According to Simmons (an independent research company), five of the top ten Hispanic market magazines in the United States are published and distributed by Editorial Televisa. We believe that Editorial Televisa leads at least 14 of the other 20 markets in which we compete, in terms of readership.
     In December 2005, our publishing division acquired 100% of the publishing assets of Editora Cinco, the leading publisher in the arts and crafts segment in Colombia with strong brands in the feminine and general interests segments.
     During 2006, we launched seven new titles of which four are fully-owned (namely, the Colombian edition of Poder y Negocios, a fortnightly business magazine, TVyNovelas Ecuador, a fortnightly entertainment magazine, Bike and Motociclismo Panamericano) and three are licensed from third parties (namely, the Spanish version of OK magazine, pursuant to a license agreement with Northern & Shell PLC, Chivas, the official magazine of the Mexican Premiere League soccer team known as Chivas, pursuant to a license agreement with Chivas de Corazón, S.A. de C.V., and Atención Médica, a medical magazine, pursuant to a license agreement with Intersistemas, S.A. de C.V.).
Increasing Our International Programming Sales and Strengthening Our Position in the Growing U.S.-Hispanic Market
     We license our programs to television broadcasters and pay-television providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2006, we licensed 48,927 hours of programming in over 108 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
     The U.S.-Hispanic population, estimated to be 42.7 million, or approximately 14% of the U.S. population according to U.S. Census estimates published July 1, 2005, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic population will double to approximately 20% of the U.S. population by the year 2020. The Hispanic population accounted for estimated disposable income in 2006 of U.S.$822 billion, or 8.6% of the total U.S. disposable income, an increase of 64% since 2000. Hispanics are expected to account for U.S.$1.0 trillion of U.S. consumer spending, or 9.7% of the U.S. total disposable income, by 2010, outpacing the expected growth in total U.S. consumer expenditures.

     We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.
     We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. During 2006, Televisa provided 42% of Univision Network’s non-repeat broadcast hours, including most of its 7:00 p.m. to 10:00 p.m. weekday prime time programming, 19% of TeleFutura Network’s non-repeat broadcast hours and substantially all of the programming broadcast on Galavision Network. In exchange for this programming, during 2004, 2005 and 2006, Univision paid Televisa U.S.$105.0 million, U.S.$109.8 million and U.S.$126.9 million, respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.
     In March 2007, at the closing of the acquisition of Univision, all of Televisa’s shares and warrants in Univision were cancelled and converted into cash in an aggregate amount of approximately U.S.$1,094.4 million. As a result of such conversion, we no longer hold an equity interest in Univision. We are also no longer bound by most of the provisions of the Participation Agreement, which had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest, except in the case that we enter into certain transactions involving direct broadcast satellite or direct to home satellite to the U.S. market. Subject to certain restrictions which may continue to bind Televisa by reason of the PLA and other limited exceptions, we can now engage in certain business opportunities in the growing U.S. Hispanic marketplace relating to programming or otherwise without offering Univision participation in such opportunities. See “— Univision”.
     We maintain a joint venture, TuTv, with Univision through which we operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. TuTv currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. In 2006, channels distributed by TuTv reached approximately 1.5 million subscribers through EchoStar, DIRECTV (PR), Cox, Charter and other smaller systems. See “— Univision”.
Developing New Businesses and Expanding through Acquisitions
     We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions and investments in Mexico, the United States and elsewhere. Any such acquisition or investment, which could be funded using cash on hand, our equity securities and/or the issuance of debt securities, could be substantial in size.
     In the second half of 2005, we entered into a series of agreements with EMI Group PLC, or EMI, a world leading music recording company, by which a 50/50 joint venture music company, Televisa EMI Music, was created in Mexico, and we became a 50/50 partner of EMI’s U.S. Latin music operations, or EMI Televisa Music, beginning September 1, 2005. These joint ventures did not require any significant capital funding by us during 2005 and 2006. Additionally, we may fund up to 50% of certain working capital requirements of EMI Televisa Music during 2007, in the form of long-term loans.
     In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta, a consortium that included Televisa, holding a 40% equity interest, and Grupo Arbol and the Mediapro Group controlling the remaining 60%, indirectly, through their interest in GAMP Audiovisual, S.A., or GAMP. In November 2006, GAMP entered into a purchase agreement with Gala Capital Market, S.L., or Gala, whereby Gala acquired from GAMP a 9% interest in La Sexta.
     As part of the agreement with our partners to (i) complete funding the La Sexta business plan in its entirety for the first three years of operations, and (ii) to acquire part of the capital stock of Imagina Media Audiovisual, S.L., or Imagina (formerly “Grupo Afinia”), an entity which resulted from the merger between the Mediapro Group and Grupo Arbol, we received, among other rights, a call option under which we had the right to subscribe, at a price of 80.0 million Euros, a percentage of the capital stock of Imagina that was to be determined by the application of a formula related to the enterprise value of Imagina at the time of the exercise of the call option.
     In exchange for the call option and certain other rights granted in connection therewith, we agreed to grant Inversiones Mediapro Arbol S.L., or Mediapro Arbol, an indirect, wholly owned subsidiary of Imagina, a credit facility for up to 80.0 million Euros to be used exclusively for equity contributions by Imagina to La Sexta; provided, among other obligations, that if a third party acquired a portion of the capital stock of Imagina, and any borrowings had been made thereunder, the Credit Facility would be cancelled and any outstanding amount would have to be repaid to us with the proceeds from the acquisition by the third party.

     In March 2007, Torreal Sociedad de Capital de Riesgo de Regimen Simplificado, S.A., or Torreal, acquired a 20% stake in Imagina. As a result of such acquisition, (i) the Credit Facility has been cancelled and no repayment of the Credit Facility was necessary because no borrowings had been made thereunder and (ii) our partners may elect to terminate the call option granted to us in connection with the possible Imagina investment if they pay us a termination fee.
     With the investment in La Sexta, we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets and programming. La Sexta began broadcasting on March 27, 2006.
     In 2006 we launched our gaming business. We opened 5 bingo and sports books halls under the brand name “Play City”. We plan to open 65 bingo and sports books halls over the course of eight years. In addition, we recently launched Multijuegos, an online lottery with access to a nationwide network of electronic terminals. The bingo and sports books halls and Multijuegos are operated under a permit from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico, referred to as the Gaming Permit.
     In 2006, we implemented the following internet services as part of Televisa Digital, our online and wireless content venture:
•	Video-on-demand service With this service, internet users can download Televisa and third party video content from the internet either free with advertising sponsorship or through payment. The service will target to build the largest Hispanic video library in Latin America, Canada and the United States with television programs, movies, and music videos, among others.

•	Live online television service With this service our internet users worldwide, except in the United States, can watch a live stream of Televisa’s four broadcast channels, which is enhanced by a 15-day time-shifting archive.

•	Short-video streaming Within our web pages we launched a new short-clip streaming service with more than 1,500 videos, each less than 5 minutes long. Currently, we are streaming 1.7 million videos per week.

•	Tarabu Tarabu is the leading Mexican online and wireless digital music store in Latin America. Tarabu utilizes proprietary technology and offers more than 500,000 songs from most of the major labels. Through this website we also cross-promote the artists of our joint venture record label, EMI Televisa Music, post music content, generate social networks and foster interactivity with some of our television programs.

•	Esmas Player This desktop application enables users to manage their music, image, and video libraries and access our podcasting, video, music, and live television services through a simple user interface. Approximately 3.4 million users downloaded the Esmas Player from the Esmas website during 2006.
     In March 2006, our subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V. or CVQ, acquired a 50% interest in Televisión Internacional, S.A. de C. V., or TVI, in the amount of Ps.769.4 million, which was substantially paid in cash. We agreed to pay an additional purchase price adjustment in the second quarter of 2006 in the amount of Ps.18.6 million. In addition, as part of the agreement, we agreed to provide funding to TVI in the form of a loan in the amount of Ps. 240.6 million, which has been converted into capital stock. The ownership structure of TVI was not changed after the capitalization of the loan.
     TVI, a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey, serves more than 147,000 cable television subscribers, 53,000 high-speed internet subscribers and 1,300 telephone lines.
     CVQ notified the Mexican Antitrust Commission of its intent to acquire a 50% interest in TVI, and after appealing the decision of such authority at the first stage of the process on February 23, 2007, the Mexican Antitrust Commission authorized the intended acquisition, subject to compliance with certain conditions in order to avoid restraints on competition. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.
     In November 2006, we invested U.S.$258.0 million dollars in long-term notes convertible, at our option, into 99.99% of the equity of Alvafig S.A. de C.V., which holds 49% of the equity of Cablemás, S.A. de C.V., or Cablemás. Cablemás operates in 48 cities. As of December 31, 2006, Cablemás cable network served 709,309 cable television subscribers, 176,182 high-speed internet subscribers and 25,089 IP-telephony lines, with approximately two million homes passed. The Company has notified the Mexican Antitrust Commission of its intent to convert the long term notes into equity. The Commission’s resoluton is currently pending.
     We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures and other collaborative projects and investments.
Television
Television Industry in Mexico
     General. There are ten television stations operating in Mexico City and approximately 457 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City re-transmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 84 and 92 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 8 repeater stations, and Channel 22. There are also 20 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.
     We estimate that approximately 20.9 million Mexican households have television sets, representing approximately 86.1% of the total households in Mexico as of December 31, 2006. We believe that approximately 96.1% of all households in Mexico City and the surrounding area have television sets.
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
Programming
     Programming We Produce. We produce the most Spanish-language television programming in the world. In 2004, 2005 and 2006, we produced approximately 54,800 hours, 57,500 hours and 64,700 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.
     We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world. In 2006, we successfully co-produced a new primetime sitcom entitled “Amor Mio”, which captured 39.9% of the viewers across Mexico upon its debut and 36.0% during its broadcast in Mexico.
     Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See “— Other

Businesses — Sports and Show Business Promotions”. In 2004, we broadcast the Olympic Games, the Copa América and the Euro Cup. In 2005, we broadcast certain matches of the CONCACAF Gold Cup, the FIFA Confederations Cup and the FIFA under 17 World Championship. In 2006, we broadcast the 2006 FIFA World Cup.
     Our programming is produced primarily at our 26 studios in Mexico City. We also operate 15 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 37 studios and 26 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.
     In 2001, we entered into a joint venture with Endemol, B.V., or Endemol, a leading international developer and producer of programming and other content for television and online platforms, to jointly develop, produce, acquire and license Spanish-language programming and the related formats for the production of such programming, including Endemol programming and formats, in Mexico and select countries in Central America. Endemol agreed to license, on a first option basis, the rights to use its production formats, including the format for “Big Brother”, which was the first reality show produced and broadcast in Mexico, to the joint venture. As of today, the term of such joint venture has concluded and we will continue to consider entering into future business arrangements with Endemol, although no assurances can be given in this regard.
     Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside of Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 32%, 33% and 40% of the programming broadcast on our four television networks in 2004, 2005 and 2006, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.
     Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.
Television Broadcasting
     We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2006.

	Wholly
	Owned
	Mexico City	Wholly	Majority	Minority
	Anchor	Owned	Owned	Owned	Independent	Total
	Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	124	2	—	1	128
Channel 4	1	—	—	—	—	1
Channel 5	1	61	—	—	4	66
Channel 9	1	14	—	—	14	29
Subtotal	4	199	2	—	19	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	218	2	1	33	258

     The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2004, 2005 and 2006, our networks aired 177, 162 and 168, respectively, of the 200 most watched television programs throughout Mexico and produced 13, 17 and 22, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.
     The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2004 through December 2006, shown on a bi-monthly basis.

Average Audience Share
January 2004 — December 2006(1)

(1)	Source: IBOPE Mexico national surveys.
Average Ratings
January 2004 — December 2006(1)

(1)	Source: IBOPE Mexico national surveys.
     Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout Mexico. The affiliate stations generally re-transmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 20.7 million households, representing 99% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2004, 2005 and 2006.
     According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a new license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television, which is estimated to end by the year 2021. Also, six repeaters of the Channel 2 network located in Guadalajara, Monterrey, and four cities along the border with the United States of America have obtained similar licenses. As of December 2005, these DTV stations are in place and fully operational.
     The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2004(1)	2005(1)	2006(1)
Prime time hours	31.0%	31.8%	32.8%
Weekday prime time hours	32.9%	36.2%	37.3%
Sign-on to sign-off hours	29.9%	30.3%	31.8%

(1)	Source: IBOPE Mexico national surveys.
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
     Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 19.4 million households, representing approximately 92% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

     According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a new license to transmit DTV services in Channel 50 as its second channel during the transition period estimated to end by the year 2021. Also, three repeaters of the Channel 5 network had obtained similar license. As of December 2005, these DTV stations are in place and fully operational.
     The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2004(1)	2005(1)	2006(1)
Prime time hours	19.6%	17.4%	16.9%
Weekday prime time hours	19.8%	15.9%	14.9%
Sign-on to sign-off hours	21.6%	20.1%	19.1%

(1)	Source: IBOPE Mexico national surveys.
     We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2006, we aired 41 of the 50 top-rated movies.
     Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.0 million households, representing approximately 23.9% of television households in Mexico in 2006. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
     According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 4 obtained a new license to transmit DTV services in Channel 49 as its second channel during the transition period estimated to end by the year 2021. As of December 2005, this DTV station is installed, and fully operational.
     The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2004(1)	2005(1)	2006(1)
Prime time hours	6.6%	6.0%	6.1%
Weekday prime time hours	7.0%	6.3%	6.5%
Sign-on to sign-off hours	8.7%	7.6%	7.5%

(1)	Source: IBOPE Mexico national surveys.
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
     Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 15.3 million households, representing approximately 72.8% of households with television sets in Mexico. Channel 9 broadcasts in 26 of the 27 cities other than Mexico City that are covered by national surveys.
     According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a new license to transmit DTV services in Channel 44 as its second channel during the transition period estimated to end by the year 2021. As of January 2007, this DTV station is in place and fully operational.
     The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2004(1)	2005(1)	2006(1)
Prime time hours	11.7%	13.4%	13.7%
Weekday prime time hours	9.9%	10.6%	11.4%
Sign-on to sign-off hours	11.0%	12.2%	12.6%

(1)	Source: IBOPE Mexico national surveys.
     The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.
     Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2004, 2005 and 2006, the local television stations owned by us produced 39,800 hours, 38,900 hours and 43,300 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
     According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, four of the 18 local stations wholly owned have obtained new licenses to transmit DTV services in their service area during the transition period estimated to end by year 2021. These four DTV stations are in place and fully operational.
     Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the FCC to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market. XETV is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by Televisa. XETV’s FCC cross-border permit was renewed in 2003 for a five-year term expiring in June 2008. Fox’s cross-border FCC permit was renewed in December 2006 for a five-year term expiring November 1, 2011, and the Fox affiliation agreement for XETV expires in 2008.
     Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell advertising to our customers on a cost per rating point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Advertising Rates and Sales”.
     We currently sell only a portion of our available television advertising time. We use our remaining available television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. to midnight for public service announcements and 30 minutes per day for public programming, in each case distributed in an equitable and proportionate manner, and to promote our products, including television, DTH satellite services, radio and cable programming, magazines, sports and special events. We sold approximately 66%, 66% and 63% of total available national advertising time on our networks during prime time broadcasts in 2004, 2005 and 2006, respectively, and approximately 55%, 56% and 52% of total available national advertising time during all time periods in 2004, 2005 and 2006, respectively. See “Operating and Financial

Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”, “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Pay Television Networks”, “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Publishing”, “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable Television” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Radio”.
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
     In 2004, 2005 and 2006, we produced approximately 6,400 hours, 7,900 hours and 10,100 hours, respectively, of programming and videos, for broadcast on our pay-television channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica and Canal de las Estrellas Europa, Canal 2 Delay-2hrs and Clasico TV.
     TuTV, which operates and distributes a suite of Spanish-language television channels in the United States, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See “— Univision”. In May 2003, TuTv entered into a five-year distribution agreement with EchoStar Communications Corporation to distribute three of TuTv’s five channels. See “— Univision”.
     Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-television providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 54,500 hours, 52,900 hours and 48,927 hours of programming in 2004, 2005 and 2006, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2006, we had approximately 198,974 half-hours of television programming in our library available for licensing.
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
     With a total circulation of approximately 155 million copies in 2006, we publish 78 titles that are distributed in 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, and a weekly television guide, Tele Guía. We also publish the following popular magazines: Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades and TV y Novelas U.S.A. and Caras.
     We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine and EGM Electronic Gaming Monthly, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Dennis Publishing, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, pursuant to a license agreement with Rodale Press, Inc.; ESPN Magazine pursuant to a license agreement with ESPN Magazine, LLC; Tu Dinero, a personal finance magazine pursuant to a license agreement with Julie Stav, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a license agreement with GyJ España Ediciones, S.L.C. en C.; Ocean Drive, pursuant to a license agreement with Sobe News, Inc.; Disney Princesas, Disney Winnie Pooh, Power Rangers and W.I.T.C.H., pursuant to a license agreement with Disney Consumer Products Latin America, Inc.; Nick pursuant to a license agreement with MTV Networks Latin America, Inc. and Travel + Leisure, pursuant to a license agreement with American Express Publishing Corporation. We also publish a Spanish-language edition of National Geographic and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society.
     During 2006, we launched seven new titles of which: four are fully-owned (namely, Poder y Negocios, a fortnightly business magazine — Colombian Edition, TVyNovelas Ecuador, a fortnightly entertainment magazine, Bike and Motociclismo Panamericano); and three are licenses (namely, the Spanish version of OK magazine pursuant to a license agreement with Northern & Shell PLC, Chivas, the official magazine of the Mexican Premiere League soccer team known as Chivas pursuant to a license agreement with Chivas de Corazón, S.A. de C.V., Atención Médica, a medical magazine pursuant to a license agreement with Intersistemas, S.A. de C.V.
     In December 2005, our publishing division acquired 100% of the publishing assets of Editora Cinco, the leading publisher in the arts and crafts segment in Colombia with strong brands in the feminine and general interests segments.
Publishing Distribution
     We estimate that we distribute approximately 60%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., the largest publishing distribution network in Latin America. We believe that our distribution network reaches over 300 million Spanish-speaking people in 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2005 and 2006, approximately 68% and 75%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as videos, calling cards and other consumer products.
Cable Television
     The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Cable Television Services”. According to Mexico’s cable television trade organization, Cámara Nacional de la Industria de Televisión por Cable, or CANITEC, there were approximately 953 cable concessions in Mexico as of December 31, 2006, serving approximately 3.8 million subscribers.
     Mexico City Cable System. We own a 51% interest in Cablevisión, one of the largest cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2005 and 2006, Cablevisión had over 422,100 and 496,500 basic subscribers, respectively. As of December 31, 2004, 2005 and 2006, approximately 123,000, 283,200 and 496,500 subscribers, respectively, were digital subscribers. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange under the ticker symbol “CABLE”.
     Cable Television Services. Cablevisión’s basic service package offers up to 75 channels, including Mexico City’s over-the-air television channels, which as of May 19, 2005 were reduced from nine to eight due to the interruption of transmissions by Channel 40. Other channels in the basic service package include E! Entertainment, the Latin American MTV channel, ESPN International, Nickelodeon, the Latin American Discovery Channel, the Sony Channel, the Warner Channel, sports-related channels, international film channels and 20 audio channels. Cablevisión also currently offers five premium digital service packages ranging in price from Ps.360.00 to Ps.635.00, in each case, including the Ps.275.00 basic service fee. Cablevisión’s five premium digital service packages offer up to 218 channels, including 50 audio channels, which provide access to a variety of additional channels, including CNN International, HBO, Cinemax, Cinecanal and Movie City, and 22 pay-per-view channels.

     Pay-Per-View Channels. Cablevisión currently offers 22 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.
     Cable Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.275.00 to Ps.635.00. See “— Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.
     Cable Television Initiatives. In an effort to expand its subscriber base and increase its average monthly revenues per subscriber and substantially reduce piracy, in 2004, Cablevisión began switching its current analog subscriber base to digital service. Cablevisión continues to offer on a limited basis high-speed Internet access services through cable modems.
     In addition, subject to the expansion and upgrade of its existing network, the receipt of the requisite governmental approvals and, in the case of IP telephony, the availability of VoIP technology which shall comply with the standards of data transmission over cable networks, Cablevisión plans to offer the following multimedia communications services to its subscribers:
•	enhanced programming services, including video games; and

•	IP and/or telephony services.
     In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. Subject to the availability of certain technology, Cablevisión intends to introduce its fixed telephony service in the third quarter of 2007.
     In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 11,100 kilometers with over 1.5 million homes passed. In 2006, Cablevisión expanded its network by over 400 kilometers. As of December 31, 2006, 100% of Cablevisión’s network runs at least at 450 MHz, approximately 53% of Cablevisión’s network runs at least at 750 MHz, approximately 14% runs at least at 870 MHz, and approximately 72% of Cablevisión’s network has bi-directional capability.
Radio
     Radio Stations. Our radio business, Sistema Radiópolis, or Radiópolis, is operated under a joint venture with Grupo Prisa, S.A., a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors. Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval. We also have the right to appoint Radiópolis’s Chief Financial Officer. The election of Radiópolis’s Chief Executive Officer requires a unanimity from the joint venture’s board of directors.
     Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali and repeater radio stations of XEW-AM in San Luis Potosí and Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM and most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 41 affiliate stations (22 AM and 19 FM) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 76 stations. After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 38 cities in Mexico. Our programs aired through our radio stations network reach approximately 70% percent of Mexico’s population. We plan to continue exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

     According to Investigadores Internacionales Asociados, S.C., or INRA, in 2004, 2005 and 2006, XEW-AM ranked, on average, twelve, ninth and eighth, respectively, among the 34 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, tenth, eleventh and sixth, respectively, among the 29 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and first, respectively, among 26 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.
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
     The successful exclusive radio broadcasting of the 2004 Olympic games and 2006 Soccer World Cup placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.
     During the last four years, Radiópolis has organized 14 massive live musical events with leading artists in both musical formats, gathering a record attendance of approximately 50,000 people at each event. The last seven events were performed at the Estadio Azteca in Mexico City before an average attendance of approximately 70,000 people. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
     Radio Advertising. We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See “— Television — Television Broadcasting — Advertising Sales Plan”. In addition, we use some of our available radio advertising time to satisfy our legal obligation to provide up to 30 minutes per day of our broadcast time, and an additional 35 minutes per day of our broadcast time between 6:00 a.m. to midnight to the Mexican government for public service announcements and programming, in each case distributed in an equitable and proportionate manner.
Other Businesses
     Televisa Digital. Televisa Digital is our online and wireless content venture. This venture includes Esmas, our Spanish-language horizontal Internet portal; Esmas Móvil, our wireless value added service unit; Gyggs, our social networking site; and Esmas Player, our new media business unit that operates our music on demand, video on demand, live TV and media manager for our users. Televisa Digital leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, recruitment services and news bulletins. With a wide range of content channels, online and mobile services, and with more than 165 million page views, and approximately 4.4 million monthly unique users in 2006, we believe that Televisa Digital has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 55% of our traffic is from Mexico and the rest comes from the U.S. and Latin America. Currently, we control 100% of the venture.
     In connection with the series of agreements we entered into with Univision in December 2001, as described under “— Univision,” we amended the previous Program License Agreement such that, for a five-year period ending in December 2006, we agreed to limit our rights to transmit over the Internet our programming to which Univision had television rights in the United States. For a description of current litigation we filed against Univision relating to our rights with respect to Internet distribution, see “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision and the Recent Sale of Univision May Affect Our Relationship With Univision.”
     In April 2004, Esmas.com began to offer premium content short message services, or PSMS, to mobile phones, in order to take advantage of the growing appetite of the Mexican consumer for wireless information. Esmas.com has entered into service agreements to provide PSMS content to the three largest mobile carriers of Mexico. During 2006, Esmas.com sent approximately 220 million messages to approximately 9.5 million mobile phone users.
     The offered service consists of text information of sports, news, events, sweepstakes, contests, downloading of photos and ring-tones. We believe that due to the Mexican public’s affinity for the high quality and wide range of Televisa’s programming content, Esmas.com has become the leading premium PSMS content provider in Mexico and in Latin America.

     Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming”, “— Cable Television — Cable Television Services”, “Cable Television — Pay-Per-View Channels”, “— Radio — Radio Stations”, and “— DTH Joint Ventures — Mexico”.
     Soccer. We own three of Mexico’s soccer teams. These teams currently play in the Premiere League and are among the most popular and successful teams in Mexico. In 2005, América, one of our teams, won the Premiere League championship played during the first season of 2005. Each team plays two 17 game regular seasons per year. The best teams of each regular season engage in post-season championship play. In 2004, 2005 and 2006, we broadcasted 87, 95 and 113 hours, respectively, of our teams’ home games.
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
     Live Entertainment. In 2005 we sold to Clear Channel Entertainment our participation in the Vívelo joint venture, which produced and promoted tours of Spanish-speaking artists, as well as other live entertainment events, targeting Spanish-speaking audiences in the United States. We may consider re-entering the live entertainment business in the United States, although no assurance can be given in this regard.
     Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced three feature films in 2003, two in 2004, two in 2005 and none in 2006. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros. and Plural Entertainment. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.
     We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2004, 2005 and 2006, we released one, two and two, respectively, of our feature films through movie theaters, including La Última Noche and Puños Rosas. We also distribute our feature films outside of Mexico.
     We have a first option to purchase rights in Mexico to distribute feature films of CIE in movie theatres and broadcast these films on our cable and television networks. We purchased the distribution rights in Mexico for 9 of CIE’s feature films in 2003. We have not purchased any feature films from CIE in 2004, 2005 or 2006.
     We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros. which we recently extended through 2007, we are the exclusive distributor in Mexico of feature films produced by Warner Bros. In 2003, 2004, 2005, and 2006 we distributed 53, 47, 52 and 40 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico.
     At December 31, 2006, we owned or had rights to approximately 678 Spanish-language films and 164 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services. We also licensed the rights to two films produced by third parties.
     Nationwide Paging. We exited the nationwide paging business. On November 18, 2004, we sold our 51% interest in “Skytel”, which is a nationwide paging service in Mexico and the transaction was authorized by the SCT on March 4, 2005.
     Gaming Business. In May 2005, we obtained the Gaming Permit from the Secretaría de Gobernación and in 2006 we launched our gaming business. As of December 31, 2005, we had 5 bingo and sports books halls open and operating under the brand name “Play City”. We plan to open 65 bingo and sports books halls in total over the course of eight years. In addition, we recently launched Multijuegos, an online lottery with access to a nationwide network of electronic terminals. Our principal competitors in the gaming industry are CIE and Grupo Caliente.

Investments
     OCEN. In October 2002, we acquired a 40% stake in Ocesa Entretenimiento, S. A. de C. V. , or OCEN, a subsidiary of CIE. OCEN owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets, food, beverages and souvenirs, and the organization of special and corporate events. As part of the agreement, OCEN has access to our media assets to promote its events throughout Mexico, and we have the right of first refusal to broadcast on our over-the-air channels and pay-TV ventures movies and events produced and distributed by CIE. During 2005, OCEN acquired 51% of a company named As Deporte, which produces marathons and athletic competitions, among other sporting events, for U.S.$1.6 million and sold 60% of a company named Audiencias Cautivas, producer in Mexico of corporate events, for U.S.$2 million.
     Mutual Fund Venture. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish “Más Fondos”, the first mutual fund distribution company in Mexico. Más Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors. Currently, Más Fondos distributes 138 funds managed by eleven entities. The company operates under a license granted by the CNBV. On June 1, 2004, CVQ one of our subsidiaries, sold a 5% interest of Más Fondos to Grupo de Servicios Profesionales, S.A. de C.V., or Servicios Profesionales, a company controlled by Emilio Fernando Azcárraga Jean. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. As a result of the sale, we had a 46% interest. We received authorization for this transaction from the CNBV on June 28, 2004. We currently have a 40.84% interest in Más Fondos. For a description of the transaction, see “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements with Our Directors and Officers”.
     Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Vuela, pursuant to which we made a capital contribution in the amount of U.S.$25.0 million. During 2006, we made capital contributions of U.S.$7.5 million in Volaris related our 25% interest in Vuela. We are not obligated to make any further capital contributions to Vuela. Vuela has obtained a concession to own, manage and operate a low-cost carrier airline in Mexico, which is called Volaris. Volaris began operations in March 2006. Our partners in this venture are Sinca Inbursa, S.A. de C.V., The Discovery Americas I, L.P., a private equity fund managed by Protego Asesores Financieros and Discovery Capital Corporation, and Grupo TACA, one of the leading airline operators in Latin America. We provide the in-flight entertainment for Volaris.
     La Sexta. In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that included Televisa, holding a 40% equity interest, and Grupo Arbol and the Mediapro Group controlling the remaining 60%, indirectly, through their interest in GAMP. In November 2006, GAMP entered into a purchase agreement with Gala, whereby Gala acquired from GAMP a 9% interest in La Sexta.
     As part of the agreement with our partners to (i) complete funding the La Sexta business plan in its entirety for the first three years of operations, and (ii) to acquire part of the capital stock of Imagina (formerly “Grupo Afinia”), an entity which resulted from the merger between the Mediapro Group and Grupo Arbol, we received, among other rights, a call option under which we had the right to subscribe, at a price of 80.0 million Euros, a percentage of the capital stock of Imagina that was to be determined by the application of a formula related to the enterprise value of Imagina at the time of the exercise of the call option.
     In exchange for the call option and certain other rights granted in connection therewith, we agreed to grant Mediapro Arbol, an indirect, wholly owned subsidiary of Imagina, a credit facility for up to 80.0 million Euros to be used exclusively for equity contributions by Imagina to La Sexta; provided, among other obligations, that if a third party acquired a portion of the capital stock of Imagina, and any borrowings had been made thereunder, the Credit Facility would be cancelled and any outstanding amount would have to be repaid to us with the proceeds from the acquisition by the third party.
     In March 2007, Torreal acquired a 20% stake in Imagina. As a result of such acquisition, (i) the Credit Facility has been cancelled and no repayment of the Credit Facility was necessary because no borrowings had been made thereunder and (ii) our partners may elect to terminate the call option granted to us in connection with the possible Imagina investment if they pay us a termination fee.
     With the investment in La Sexta, we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets and programming. La Sexta began broadcasting on March 27, 2006.
     For a description of our commitments of capital contributions in 2007 and 2008 related to this investment, See “Operating and Financial Review and Prospects — Contractual Obligations and Commercial Commitments — Contractual Obligations Off the Balance Sheet.”

Walmex. In January 2006, we entered into an agreement with Wal-Mart de México, or Walmex, pursuant to which we will deploy, in almost 300 of their stores, a digital signage network considered by Walmex to be the first of its kind in Mexico. Digital signage is a form of out-of-home advertising in which content and messages are displayed on an electronic screen, typically with the goal of delivering targeted messages to specific locations at specific times. During 2006 we installed more than 6,000 liquid-crystal display, or LCD, screens at Walmex “Bodega Aurrera” and “Supercenter” format stores, with an average of 21 LCD displays in each Bodega Aurrera and 29 LCD displays in each Supercenter nationwide. The network uses IP to broadcast, at every venue, tailor- made content we produce for the shopping centers. All the content is designed and produced by Televisa specifically for this kind of point-of-purchase private television network which includes news, entertainment, and the production of the advertisement spots for Walmex’s suppliers. We view this venture as an opportunity to better serve our clients by complementing their mass-media campaigns with this out-of-home advertisement alternative.
     TVI. In March 2006, our subsidiary CVQ, acquired a 50% interest in TVI, in the amount of Ps.769.4 million, which was substantially paid in cash. We agreed to pay an additional purchase price adjustment in the second quarter of 2006 in the amount of Ps.18.6 million. In addition, as part of the agreement, we agreed to provide funding to TVI in the form of a loan in the amount of Ps. 240.6 million, which has been converted into capital stock. The ownership structure of TVI was not changed after the capitalization of the loan.
     TVI, a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey, serves more than 147,000 cable television subscribers, 53,000 high-speed internet subscribers and 1,300 telephone lines.
     CVQ notified the Mexican Antitrust Commission of its intent to acquire a 50% interest in TVI, and after appealing the decision of such authority at the first stage of the process on February 23, 2007, the Mexican Antitrust Commission authorized the intended acquisition, subject to compliance with certain conditions in order to avoid restraints on competition. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.
     Alvafig. In November 2006, we invested U.S.$258.0 million dollars in long-term notes convertible, at our option, into 99.99% of the equity of Alvafig S.A. de C.V., which holds 49% of the equity of Cablemás, S.A. de C.V., or Cablemás. Cablemás operates in 48 cities. As of December 31, 2006, Cablemás cable network served 709,309 cable television subscribers, 176,182 high-speed internet subscribers and 25,089 IP-telephony lines, with approximately two million homes passed. The Company has notified the Mexican Antitrust Commission of its intent to convert the long term notes into equity. The Commission's resolution is currently pending.
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
     Digital Ku-band DTH satellite services commenced operations for the first time in Mexico and Brazil in the fourth quarter of 1996, in Colombia in the fourth quarter of 1997, in Chile in the fourth quarter of 1998 and in Argentina in the fourth quarter of 2000. We indirectly own interests in DTH satellite joint ventures in Mexico only. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. No assurance can be given that the DTH joint venture we currently run or that we may own in the future will be successful. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and May Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income”.

For a description of capital contributions and loans we have made to date to those ventures, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity” and “Major Stockholders and Related Party Transactions — Related Party Transactions — Capital Contributions and Loans”.
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
     In October 2004, DIRECTV Mexico announced that it was shutting down its operations and we, Innova, News Corp., DIRECTV, Liberty Media and Globopar entered into a series of agreements relating to our DTH joint ventures. With respect to the DTH joint venture in Mexico:
•	Innova and DIRECTV Mexico entered into a purchase and sale agreement, pursuant to which Innova agreed to purchase DIRECTV Mexico’s subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps.641.5 million;

•	Innova and DIRECTV Mexico entered into a letter agreement which provided for cash payments to be made by Innova or DIRECTV Mexico based on the number of subscribers successfully migrating to Innova, the applicable sign-up fees for migrating subscribers, or certain migrated subscribers churning shortly after migration, among other specified payments under the agreement;

•	Innova, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted options to acquire up to a 15% equity interest in each of Innova and Innova Holdings, dependent upon the number of subscribers successfully migrating to Innova; in exchange for the two promissory notes referred above that were delivered to DIRECTV Mexico;

•	DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DTVLA) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above, and (ii) the right to acquire News Corp.’s 30% interest in Innova and Innova Holdings;

•	DIRECTV and Liberty Media International, Inc., or Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media’s 10% interest in Innova and Innova Holdings for U.S.$88 million in cash. DIRECTV agreed that we may purchase two-thirds ( 2/3) of any equity interest in Innova and Innova Holdings sold by Liberty Media;

•	pursuant to the DTH agreement we entered into with News Corp., Innova, DIRECTV and DTVLA, with respect to certain DTH platforms owned or operated by News Corp. or DIRECTV or their affiliates and subject to certain restrictions, we have the right to require carriage of five of our channels on any such platform serving Latin America (including Puerto Rico but excluding Mexico, Brazil and countries in Central America), two of our channels on any such platform serving the United States or Canada, and one of our channels on any such platform serving areas other than the United States and Latin America;

•	we, News Corp., Innova, DIRECTV and DTVLA entered into a DTH agreement that, among other things, governs the rights of the parties with respect to DTVLA’s announced shutdown of its Mexican DTH business, planned shutdown of its existing DTH business in certain countries in Central America, the carriage of certain of our programming channels by Innova and other DTH platforms of DIRECTV, DTVLA, News Corp. and their respective affiliates, and the waiver and potential release of certain claims between certain of the parties; and

•	we and Innova entered into a channel licensing agreement pursuant to which Innova will pay us a royalty fee to carry our over-the-air channels on its DTH service.

     In connection with the October 2004 reorganization, with respect to the DTH joint ventures elsewhere in Latin America:
•	we entered into a purchase and sale agreement with DIRECTV, pursuant to which, among other things, (i) DIRECTV acquired all of our direct equity interests in ServiceCo, (ii) DIRECTV agreed to purchase all of our indirect equity interests in MCOP, and (iii) DIRECTV has agreed to indemnify us for any and all losses arising out of our status as a partner in MCOP;

•	DIRECTV also agreed to purchase each of News Corp.’s, Liberty Media’s and Globopar’s equity interests in TechCo (a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida), ServiceCo and MCOP; and

•	PanAmSat Corporation, or PanAmSat, unconditionally released us from any and all obligations related to the MCOP transponder lease.
     In February 2006, DIRECTV notified us that the DTH business operations of DIRECTV Mexico have ceased and the following transactions were completed:
•	DIRECTV Holdings exercised its right to acquire News Corp.’s 30% interest in Innova and DTVLA exercised the right to purchase the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 12% of the outstanding equity of each of such entities pursuant to the previously disclosed option agreement;

•	DTVLA exercised an option to purchase 12% of Innova and Innova Holdings which was based on the number of subscribers successfully migrating to Innova, by delivering to Innova and Innova Holdings the two promissory notes issued in connection with Innova’s purchase of DIRECTV Mexico’s subscriber list for cancellation in October 2004;

•	DIRECTV Mexico made cash payments to Innova totaling approximately U.S.$2.7 million pursuant to a letter agreement entered into by both parties in October 2004 in connection with the purchase of the DIRECTV Mexico’s subscriber list. The payments were made due to certain ineligible subscribers, applicable sign-up costs, and other costs under the side letter;

•	DIRECTV Holdings purchased all of Liberty Media’s 10% interest in Innova. As described below, we exercised the right to acquire two-thirds of this 10% equity interest acquired from Liberty Media; and

•	we entered into an amended and restated guaranty with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation guaranteed by us was to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova. As a result of our acquisition of two-thirds of the equity interests that from Liberty Media, the guarantee has been readjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova.
     On April 27, 2006 we acquired two-thirds of the equity interests that DIRECTV acquired from Liberty Media, therefore we and DIRECTV own 58.7% and 41.3%, respectively, of Innova’s equity.
     DIRECTV also purchased all of our equity interests in TechCo in October 2005 and in MCOP in November 2005. As a result of these transactions, both TechCo and MCOP are wholly owned by DIRECTV.
     Mexico. We operate “Sky”, our DTH satellite joint venture in Mexico, through Innova. We indirectly own 58.7% of this joint venture. As of December 31, 2004, 2005 and 2006, Innova’s DTH satellite pay-television service had approximately 1,002,500, 1,250,600 and 1,430,100 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with more than 3,300 points of sale. In addition to the above, Innova also experienced growth during 2005, due to new subscribers migrating from DIRECTV Mexico, and during 2006, due to exclusive broadcasting of 34 out of the 64 matches of the 2006 Soccer World Cup. Sky continues to offer the highest quality and exclusive content in the Mexican pay-television industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
     During 2006, Sky also added new exclusive content such as over 50% of 2006 Soccer World Cup matches, every game of the Spanish soccer league, the reality show “El Bar,” the NFL Sunday ticket, the Major League Baseball, as well as several new channels to its line-up, including Sky One (an exclusive channel produced by Sky for its subscribers base), TCM and MGM (movie channels), Fox Life, and MTV Hits and MTV Jams (musical video channels). In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers, including HBO, MaxPrime, Cinemax, Movie City, Cinecanal, E! Entertainment, The Disney Channel, National Geographic, Canal Fox, Fox Sports, Fox News, MTV, VH1, Nickelodeon, TNT, CNN, The Cartoon Network and ESPN. Sky also has arrangements with the following studios to show films on an as-needed basis: 20th Century Fox, Universal Studios International, Buenavista International, MGM, Warner Bros., and Independent Studios.
     In 2005, Sky purchased from Televisa certain rights to the 2006 Soccer World Cup. Sky aired all of the 64 games of the World Cup, out of which 34 were exclusively available to Sky subscribers. The cost of these rights plus production costs were U.S.$19.0 million.
     Sky currently offers 222 digital channels through five programming packages: Basic (77 video channels, 50 audio channels and 26 pay-per-view); Fun (113 video channels, 50 audio channels and 33 pay-per-view); Movie City (121 video channels, 50 audio channels and 33 pay-per-view); HBO/Max (125 video channels, 50 audio channels and 33 pay-per-view); and Universe (139 video channels, 50 audio channels and 33 pay-per-view) for a monthly fee of Ps.228.00, Ps.288.00, Ps.428.00, Ps.478.00 and Ps.618.00, respectively. The subscriber receives a “prompt payment” discount if the monthly subscription payment is made within 12 days after the billing date.
     Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.251.00, Movie City Ps.381.00, HBO/Max Ps.431.00 and Universe Ps.571.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee of Ps.999.00, which is reduced to Ps.799.00 if the subscriber pays the monthly programming fees via an automatic charge to a debit card or Ps.299.00 if payment is charged directly to a credit card.
     Sky devotes 24 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.
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
     Programming. We and News Corp. are major sources of programming content for our DTH joint venture and have granted our DTH joint venture exclusive DTH satellite service broadcast rights to all of our and News Corp.’s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other limited exceptions. In addition to sports, news and general entertainment programming, we provide our DTH joint venture in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels, which are among the most popular television channels in Mexico. Our DTH satellite service in Mexico is the only pay-television service that offers all the over-the-air broadcast signals from Mexico City as well as our channels from Guadalajara, Monterrey, Puebla and Veracruz. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay-television channels in Mexico. Through its relationships with us and News Corp., we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America.
Univision
     We have a number of programming and financial arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States; the TeleFutura broadcast and Galavision satellite/cable television networks; several dozen full power and low power television broadcast stations; and 68 radio stations constituting the largest Spanish-language radio broadcasting company in the United States and the Univision Music Group, the leading Spanish-language music recording and publishing company in terms of music record sales in the United States. Information regarding Univision’s business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.
     Until recently, we owned shares and warrants representing an approximate 11.3% equity interest in Univision, on a fully diluted basis. On March 29, 2007, Univision was acquired by a group of investors, and, as a result, all of Televisa’s shares and warrants in Univision have been cancelled and have been converted into cash in an aggregate amount of approximately US$1,094.4 million. As a result of the closing of the acquisition of Univision, we lost our right to designate a member to the board of directors of Univision. Accordingly, our former designee to the board of directors of Univision, Ricardo Maldonado Yañez, resigned from the board.
     We and Venevisión, a Venezuelan media company, have agreed to supply programming to Univision under program license agreements, including the PLA, that expire in December 2017 (unless earlier terminated), under which we and Venevisión granted Univision an exclusive license to broadcast in the United States, solely over the Univision Network, Galavision Network and TeleFutura Network, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevisión own the United States distribution rights, subject to exceptions, including certain co-productions. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. We are entitled, in addition to our 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to a 12% programming royalty on net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year up to U.S.$12.5 million. In exchange for programming royalties based upon combined net time sales regardless of the amount of our and Venevisión’s programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement. See “Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision and the Recent Sale of Univision May Affect Our Relationship With Univision” for a description of our current disputes with Univision relating to royalties under the PLA and relating to our Internet distribution rights, and our claim in such disputes that we believe we have the right to terminate the PLA due to uncured and uncurable material breaches. In 2006, Televisa programming represented approximately 45% of Univision’s and 19% of TeleFutura Networks’ non-repeat broadcast hours, respectively. The PLA, by its terms, survives the Univision Merger.
     We and Univision entered into definitive agreements in April 2003 to commence a joint venture to introduce our satellite and cable pay-TV programming into the United States. The joint venture company, TuTv, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the United States that feature our programming. In May 2003, TuTv entered into a five-year distribution agreement with EchoStar Communications Corporation for three of the five existing channels. TuTv is jointly controlled by Univision and us. Over the first three years of the venture, we contributed the amount of U.S.$3,500,000.
     We have an international program rights agreement with Univision that requires Univision to grant us and Venevisión the right to broadcast, outside the United States, programs produced by Univision for broadcast on the Univision Network or Galavision Network under this agreement. We have the exclusive right to broadcast, among others, programs produced before October 2, 1996 (“Grandfathered Program”) in Mexico, and Venevisión has the exclusive right to broadcast these programs in Venezuela. We and Venevisión each have an undivided right to broadcast the Grandfathered Programs in all other territories (other than the United States, but including Puerto Rico). As for programs other than Grandfathered Programs (“New Programs”), we and Venevisión have the exclusive broadcast and related merchandising rights for Mexico and Venezuela respectively, but Univision retains all rights for the rest of the world. The rights to the Grandfathered Programs and New Programs granted to us and Venevisión will continue until the termination of the relevant program license agreement and will revert back to Univision.
     In May 31, 2005, we entered into a program license agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in Puerto Rico, with some exceptions. We are entitled to a 12% programming royalty on the net time sales in respect to the Puerto Rico Stations. The terms and conditions of this agreement are similar to the program license agreement that we executed with Univision for the territory of the United States. We also had an option to acquire a 10% interest in these stations, but we decided not to exercise this option.
     As a result of the closing of the acquisition of Univision, we are no longer bound by the provisions of the Participation Agreement, except in the case that we enter into certain transactions involving direct broadcast satellite or direct-to-home satellite to the U.S. market. The Participation Agreement had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest. Subject to compliance with the limited restrictions of the surviving terms of the Participation Agreement and the terms of the PLA, we can now engage in business opportunities in the growing U.S. Hispanic marketplace relating to programming and other businesses without offering Univision participation in such opportunities. We cannot predict how our overall business relationship with Univision will be affected by the recent acquisition of Univision by an investor acquiring group. We are engaged in litigation with Univision, as described in “Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision and the Recent Sale of Univision May Affect Our Relationship With Univision” and “Legal Proceedings.” The Company expects to explore with Univision the possibility of a resolution of issues between them in the litigation potentially including possible joint endeavors or interests. There is no assurance that any such agreement will be reached. See “Information on the Company – Business Overview— Business Strategy — Developing New Businesses and Expanding Through Acquisitions.”
Competition
     We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
     Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and multi-channel, multi-point, multi-channel distribution system and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 176 stations outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V. owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2004, 2005 and 2006 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 31.1%, 31.5% and 30.5%, respectively, during prime time, and 28.7%, 29.8% and 29.0%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.
     In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 8 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Television Broadcasting”.
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
Cable Television
     According to the most recent information from CANITEC, there were approximately 953 cable concessions in Mexico as of December 31, 2006 serving approximately 3.8 million subscribers. Cablevisión is the largest cable system operator in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevisión also competes with Innova, our DTH joint venture. See “— Cable Television — Mexico City Cable System” and “— DTH Satellite Services”. Cablevisión also faces competition from MVS Multivisión, S.A. de C.V., or Multivisión, a multi-point, multi-channel distribution system, or MMDS, operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a headend similar to that of a cable system. Multivisión has been in operation for more than 15 years and offers 15 channels to its subscribers. Some of the channels that Multivisión broadcasts compete directly with the Cablevisión channels, as well as Cablevisión’s 22 pay-per-view channels. Furthermore, since Cablevisión operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevisión presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevisión is required to provide access to its cable network to the extent it has available capacity on its network.
     In addition, in connection with Internet access services and other new products and multimedia communications services, cable operators, such as Cablevisión, who were already authorized to provide bi-directional data and Internet broadband services, have been recently authorized by the Mexican government to also provide voice services, including “Voice over Internet Protocol”, or VoIP services.
     On October 2, 2006, the Mexican government enacted a new set of regulations known as the Convergence Regulations. The Convergence Regulations allow certain concessionaires of telecommunication services to provide other services not included in their original concessions. Cable television providers will now be allowed to provide internet and telephone services. In addition, telephone operators, such as Telmex, will now be allowed to provide cable television services. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. See “Key Information — Risk Factors — Risk Factors Related to our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.
     In addition, in November 2006, the CFE announced that it had obtained an authorization from the Mexican government, through the Ministry of Communications and Transportation to use their power lines and infrastructure to provide telecommunication services using the new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. We believe that this action will result in a significant reduction in the lease prices for infrastructure, as the CFE owns approximately 14,000 kilometers of power that could be used to transmit voice, data and video.
     As a result of the aforementioned, Cablevisión will face competition from several media and telecommunications companies throughout Mexico, including Internet service providers, DTH services and other personal communications and telephone companies, including us and our affiliates.
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
Feature Film Production and Distribution
     Production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico. See “— Other Businesses — Feature Film Production and Distribution”. Our films also compete with other forms of entertainment and leisure time activities.
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
Gaming Business
     Our principal competitors in the gaming industry are CIE and Grupo Caliente.
Regulation
     Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts Fox television network programming in the San Diego television market, is also subject to certain regulatory requirements of the U.S. Federal Communications Commission, or FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.
Television
Mexican Television Regulations
     Concessions. Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Ley Federal de Radio y Televisión and to the Ley Federal de Telecomunicaciones unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in Article 28 of the Ley Federal de Radio y Televisión, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same concession spectrum without having to submit a bid therefore and Article 16 of the Ley Federal de Radio y Televisión, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the SCT, a certification of compliance in connection with their obligations within the concession.
     Either the SCT and the Federal Telecommunications Commission shall provide notice in the Diaro Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.
     The bidders shall comply with the following requirements:
•	Proof of Mexican nationality.
•	Submission of a business plan;
•	Submission of technical specifications and descriptions;
•	Submission of a plan for coverage;
•	Submission of an investment program;
•	Submission of a financial program;
•	Submission of plans for technical development and actualization;
•	Submission of plans for production and programming;
•	Receipt of a guaranty to ensure the continuation of the process until the concession is granted or denied; and
•	A request for a favorable opinion from the Mexican Antitrust Commission.
     Before granting the concession, the Federal Telecommunications Commission shall review the plans and programs submitted and the goals expressed by the bidder for consistency, as well as the results of the call for bids through the public auction. Within 30 days of the determination of a winning bid, such bidder has to provide proof of the required payment.
     Concessions may be granted for a term of up to 20 years.
     If the SCT determines that (i) the bidders’ applications do not guarantee the best conditions for the rendering of radio and television services, or (ii) that the offered payment proposals are not sufficient, or, that (iii) the submitted applications do not fulfill the requirements established under the bidding call or the bidding bases, it may terminate the bidding process and not grant the concession to any of the applicants.
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
     We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire’s assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.
     In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

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
     Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, cable television, radio and DTH satellite services. Under Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, the Ley Federal de Radio y Televisión, or the Radio and Television Law, and the Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Law Regulations, foreign investors may not vote the capital stock of Mexican broadcasting companies (other than through “neutral investment” mechanisms, such as through the CPOs held by certain of our stockholders). See “— Satellite Communications — Mexican Regulation of DTH Satellite Services”.
Radio
     The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2006, the expiration dates of our radio concessions ranged from 2008 to 2016. See “— Television”, “— Radio — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Cable Television
     Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit the over-the-air UHF restricted television channel 46 expires in 2010. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional Internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:
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
     Cable television operators, including Cablevisión, are subject to the Telecommunications Law and, since February 2000, have been subject to the Reglamento del Servicio de Televisión y Audio Restringidos, or the Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks which, in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Ley Federal de Radio y Televisión and the Reglamento de la Ley Federal de Radio y Televisión.
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
     Restrictions on Advertising. Mexican law restricts the type of advertising which may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on over-the-air Channels 2, 4, 5 and 9. See “— Regulation — Television — Mexican Television Regulations — Restrictions on Advertising”.
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
Mexican Gaming Regulations
     Pursuant to Mexico’s Federal Law of Games and Draws, or Ley Federal de Juegos y Sorteos, or Gaming Law, and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations, the Secretaría de Gobernación, or Mexican Ministry of the Interior, has the authority to permit the operation of all manner of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations.
     In 2004, the Chamber of Deputies of the Mexican Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the enactment of the Gaming Regulations was unconstitutional and, therefore, null and void. In January 2007, the Supreme Court of Justice declared the Gaming Regulations constitutional.
Mexican Antitrust Law
     Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, which has been recently amended by the Mexican Federal Congress, and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions. In addition, the federal antitrust law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant transactions, such as joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures” and “ — Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
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
Significant Subsidiaries, etc.
     The table below sets forth our significant subsidiaries and Innova, a variable interest entity, as of December 31, 2006.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V.(3)(5)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(6)	Mexico	100.0%
Factum Mas, S.A. de C.V.(3)(7)(8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(7)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(10)	Mexico	100.0%
Campus América, S.A. de C.V.(11)	Mexico	100.0%
Linking Media, S.A. de C.V.(12)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(3)(13)	Mexico	50.0%
Telesistema Mexicano, S.A. de C.V.(14)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(15)	Mexico	100.0%
Televisa, S.A. de C.V.(16)	Mexico	100.0%
Televisa Juegos, S.A. de C.V.(3)(17)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)(14)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of three direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	Subsidiary through which we own equity interests in and conduct our Cable Television.

(5)	Indirect subsidiary through which we conduct the operating of our Cable Television business. For a description of América Móvil’s sale of its 49% equity interest in this business in April 2002, see “— Cable Television — Mexico City Cable System”.

(6)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(7)	One of two subsidiaries through which we own our equity interest in Innova.

(8)	Direct subsidiary through which we own equity interests in and conduct our Internet business.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky Mexico segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	Campus leases real property to Apuestas Internacionales, S.A. de C.V., Sistema Radiópolis, S.A. de C.V. and Cablevisión, S.A. de C.V., all of which are subsidiaries of Grupo Televisa. Campus also leases real property to Club de Futbol America, a professional soccer team, for its training facilities.

(12)	Grupo Televisa held a majority of its ownership stake of Univision Communications Inc. through Linking. Due to the sale of its shares of Univision, Linking currently has no operations.

(13)	Direct subsidiary through which we conduct the operations of our Radio segment. Since we hold a controlling 50% full voting stake in this subsidiary and have the right to elect a majority of the members of its Board of Directors, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican FRS. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Radio” and “Operating and Financial Review and Prospects — Results of Operations — Minority Interest”.

(14)	One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(15)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(16)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(17)	Direct subsidiary through which we conduct the operations of our Gaming Business.
     On June 29, 2007, shareholders will vote on the merger of Campus América, S.A. de C.V., and Linking Media, S.A. de C.V. with and into Grupo Televisa, S.A.B. The main purpose of the merger will be to simplify the corporate structure of Grupo Televisa, reducing unnecessary administrative costs. The merger will have no effect on the securities of Grupo Televisa, including its CPOs.
Property, Plant and Equipment
     Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in two locations in Mexico City, 16 studios in San Angel and 10 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 35 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement which was renewed in 1993 for a term of 30 years and which may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.4 million square feet of space, of which over 3.1 million square feet are located in Mexico City and the surrounding areas, and approximately 1.3 million square feet are located outside of Mexico City and the surrounding areas.
     Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

     We also own or lease over a total of 545,253 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	1	San Diego, California
Leased properties	5	Madrid, Spain (2)
		San Diego, California (1)
		Miami, Florida (1)
		Zug, Switzerland (1)

Publishing activities
Owned properties	1	Miami, Florida (1)
Leased properties	13	Beverly Hills, California (1)
		New York, New York (1)
		Medellín, Colombia (2)
		Cali, Colombia (2)
		Quito, Ecuador (2)
		Lima, Perú (1)
		Santiago, Chile (1)
		Chacao, Venezuela (1)
		San Juan, Puerto Rico (1)

Publishing distribution and other activities
Owned properties	5	Buenos Aires, Argentina (1)
		Baranquilla, Colombia (1)
		Guayaquil, Ecuador (3)
Leased properties	5	Quito, Ecuador (1)
		Guayaquil, Ecuador (1)
		Buenos Aires, Argentina (1)
		Panamá, Panamá (1)
		Santiago, Chile (1)
     Satellites. We currently use transponder capacity on five satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Intelsat 3-R (formerly PAS 3-R), which reaches North America, Western Europe, Latin America and the Caribbean; Solidaridad II, which reaches Mexico; and Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada. The Intelsat 9 (formerly PAS-9) satellite is currently functioning and its period of operation is expected to last 15 years (life expectancy through 2019). With Intelsat, we are evaluating alternatives to replace Intelsat 9. Intelsat 9 provides coverage of Central America, Mexico, the Southern United States and the Caribbean. Intelsat 9 is currently evaluating the launch of a back-up satellite for such satellite. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 11 to our year-end financial statements.
     On September 20, 1996, PanAmSat, our primary satellite service provider, agreed to provide U.S. transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 MHz C-band transponders on Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 MHz Ku-band transponders on PAS-3R described above. For each of the 36 MHz C-band transponders we pay an annual fee of approximately U.S.$3.7 million.
     On December 2005, we signed an extension with PanAmSat, for the use of three transponders on PAS-3R satellite until 2009 and 2012 and two transponders in Galaxy IVR (replaced by Galaxy 16) satellite until 2016.
     PanAmSat and DIRECTV announced the completion of the sale of PanAmSat on August 20, 2004, to affiliates of Kohlberg, Kravis, Roberts & Co. L.P., The Carlyle Group and Providence Equity Partners, Inc.

     On June 19, 2006, the U.S. Federal Communications Commission (FCC) announced that it has approved the merger of Intelsat, Ltd., or Intelsat, with PanAmSat Holding Corporation, or PanAmSat. Intelsat and PanAmSat announced the conclusion of their merger transaction on July 3, 2006. Previously, on August 29, 2005, Intelsat and PanAmSat announced the merger of both companies by means of an acquisition of PanAmSat by Intelsat, creating a world-class communications solution provider. As of today, the merger has not had a material effect on our relationship with PanAmSat, although we cannot predict our future relationship with the new company.
     On August 14, 2006, Televisa’s main network broadcast operation was successfully relocated from satellite Galaxy IVR to Galaxy 16. Televisa’s broadcast was formerly conducted through Galaxy IVR, which experienced an irreparable damage that shortened its expected operational life.
     On February 1, 2007, Intelsat renamed some of their satellite fleet recently acquired with the merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R respectively. Intelsat kept the name of Galaxy 16.
     With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by the new Intelsat company, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.
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
     We began to consolidate Innova, our DTH joint venture in Mexico, effective April 1, 2004. Accordingly, our financial results for the year ended December 31, 2005 may not be directly comparable to our financial results for the year ended December 31, 2004.
Preparation of Financial Statements
     Our year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 24 to our year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2006. Note 24 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 24 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
Results of Operations
     The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2004	2005	2006
Operating Segment Net Sales
Television Broadcasting	56.9%	55.4%	53.8%
Pay Television Networks	2.7	3.3	3.4
Programming Exports	6.4	5.6	5.4
Publishing	7.0	7.5	7.4
Publishing Distribution	5.2	1.2	1.1
Sky Mexico(2)	12.1	17.9	19.1
Cable Television	3.7	4.2	5.1
Radio	1.0	1.0	1.1
Other Businesses	5.0	3.9	3.6

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(2.4)	(3.1)	(2.8)

Total Consolidated Net Sales	97.6%	96.9%	97.2%

Total Net Sales
Cost of Sales(3)	50.6%	45.4%	42.7%
Selling Expenses(3)	7.5	8.2	7.9
Administrative Expenses(3)	5.6	5.7	6.1
Depreciation and Amortization	7.1	7.4	7.1

Consolidated Operating Income	29.2	33.3	36.2

Total	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our year-end consolidated financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 23 to our year-end financial statements.

(2)	Effective April 1, 2004, we began consolidating Sky Mexico, which is applicable under Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”.

(3)	Excluding depreciation and amortization.

Summary of Business Segment Results
     The following table sets forth the net sales and operating segment income (loss) of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2004, 2005 and 2006. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the MIPA, which contains provisions that are similar to the standards previously applied by us under International Accounting Standard No. 14, “Segment Reporting”. These standards require us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with these standards, we currently classify our operations into nine business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Publishing Distribution, Sky Mexico, Cable Television, Radio and Other Businesses. In 2004, we changed the names of two of our segments — “Programming for Pay Television” to “Pay Television Networks” and “Programming Licensing” to “Programming Exports” — in order to make the descriptions more accurate. See “— New Mexican Financial Reporting Standards” and Note 1(t) to our year-end financial statements. Our results for 2004, 2005 and 2006, include Sky Mexico as a segment. Effective April 1, 2004, we adopted the guidelines of FIN 46 in accordance with Mexican FRS NIF A-8 “Supplementary Financial Reporting Standards”. Before adopting FIN 46, we accounted for our investment in Sky Mexico by applying the equity method and recognized equity in results in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky Mexico. See Note 1(g) to our year-end financial statements.

	Year Ended December 31,(1)
	2004		2005		2006
	(millions of Pesos in purchasing power as of December) 31, 2006
Operating Segment Net Sales
Television Broadcasting	Ps.	18,388.2	Ps.	19,323.5	Ps.	20,972.1
Pay Television Networks		861.0		1,156.2		1,329.0
Programming Exports		2,061.5		1,952.0		2,110.9
Publishing		2,250.8		2,607.1		2,885.5
Publishing Distribution(2)		1,692.4		418.5		433.5
Sky Mexico(3)		3,910.5		6,229.2		7,452.7
Cable Television		1,212.8		1,462.1		1,984.7
Radio		318.0		358.7		444.6
Other Businesses		1,610.1		1,377.8		1,408.1

Total Segment Net Sales		32,305.3		34,885.1		39,021.1
Intersegment Operations		(786.3)		(1,087.5)		(1,089.3)

Total Consolidated Net Sales	Ps.	31,519.0	Ps.	33,797.6	Ps.	37,931.8

Operating Segment Income (Loss)
Television Broadcasting	Ps.	8,343.8	Ps.	9,211.4	Ps.	10,598.0
Pay Television Networks		320.9		539.1		682.3
Programming Exports		786.8		695.8		869.3
Publishing		456.6		499.5		555.8
Publishing Distribution		(27.3)		6.9		18.0
Sky Mexico(3)		1,439.3		2,618.8		3,555.5
Cable Television		383.4		509.4		816.8
Radio		34.1		54.3		94.6
Other Businesses		(137.4)		(187.6)		(311.4)

Total Operating Segment Income(4)		11,600.2		13,947.6		16,878.9
Corporate Expenses(4)		(167.7)		(189.9)		(450.9)
Depreciation and Amortization		(2,231.0)		(2,517.1)		(2,679.1)
Total Consolidated Operating Income(5)	Ps.	9,201.5	Ps.	11,240.6	Ps.	13,748.9

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 23 to our year-end financial statements.

(2)	Effective October 1, 2004, we changed certain key terms of substantially all our contracts with publishers for the distribution of magazines, books and newspapers. As a result, we changed our accounting treatment in our Publishing Distribution segment’s net sales and cost of sales, and began recognizing our net sales as the marginal revenue from the products we distribute. Before October 2004, we recognized revenue on a gross basis.

(3)	Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with FIN 46, which is applicable under Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”.

(4)	The operating segment income (loss), and total operating segment income data set forth in this annual report do not reflect corporate expenses or depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(5)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 23 to our year-end financial statements.
Seasonality
     Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2004, 2005 and 2006, we recognized 28.7%, 29.7% and 28.3%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005
Total Segment Results
Net Sales
     Our net sales increased by Ps.4,134.2 million, or 12.2%, to Ps.37,931.8 million for the year ended December 31, 2006 from Ps.33,797.6 million for the year ended December 31, 2005. This increase reflects a revenue growth in all of our business segments, partially offset by a decrease in our feature films distribution and internet businesses.
Cost of Sales
     Cost of sales increased by Ps.832.5 million, or 5.4%, to Ps.16,182.8 million for the year ended December 31, 2006 from Ps.15,350.3 million for the year ended December 31, 2005. This increase was due to higher costs in the Television Broadcasting, Sky Mexico, Cable Television, Publishing, Radio, Pay Television Networks, Publishing Distribution and Other Businesses segments. These increases were partially offset by lower cost of sales in our Programming Exports segment.
Selling Expenses
     Selling expenses increased by Ps.243.3 million, or 8.8%, to Ps.3,016.8 million for the year ended December 31, 2006 from Ps.2,773.5 million for the year ended December 31, 2005. This increase was attributable to higher selling expenses in our Publishing, Television Broadcasting, Sky Mexico, Programming Exports, Cable Television, Radio, Pay Television Networks and Other Businesses segments, as a result of increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Publishing Distribution segment.
Administrative Expenses
     Administrative expenses increased by Ps.388.1 million, or 20.3%, to Ps.2,304.2 million for the year ended December 31, 2006, from Ps.1,916.1 million for the year ended December 31, 2005. This increase reflects the administrative expense growth in our Sky Mexico, Cable Television, Television Broadcasting, Publishing, Radio, Publishing Distribution and Other Businesses segments, as well as the increase in corporate expenses due to the adoption of the guidelines of the International Financial Reporting Standard 2, “Share-based Payment” at the end of 2005, for which we recognized in 2006 a share-based compensation expense of approximately Ps.235.0 million. These increases were partially offset by lower administrative expenses in our Pay Television Networks and Programming Exports segments.
Television Broadcasting
     Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.7% in 2005 and 13.5% in 2006. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.
     Television Broadcasting net sales, representing 55.4% and 53.8% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.1,648.6 million, or 8.5%, to Ps.20,972.1 million for the year ended December 31, 2006 from Ps.19,323.5 million for the year ended December 31, 2005. This increase was attributable to the broadcast of the 2006 FIFA World Cup, political advertising related to the presidential election in Mexico and higher ratings in our telenovelas.
     Television Broadcasting operating segment income increased by Ps.1,386.6 million, or 15.1%, to Ps.10,598.0 million for the year ended December 31, 2006 from Ps.9,211.4 million for the year ended December 31, 2005. This increase was due to the increase in net sales, partially offset by an increase in cost of sales due to the transmission rights of the 2006 FIFA World Cup and an increase in operating expenses driven by higher commissions paid and provision for doubtful trade accounts.

Advertising Rates and Sales
     We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell advertising to our customers on a cost per rating point basis.
     The Mexican government does not restrict our ability to set our advertising rates. In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales. We have historically been flexible in setting rates and terms for our television advertising. Nominal rate increases have traditionally varied across daytime hours, and the same price increases have not been implemented for all programs, with higher increases in certain programs as a result of high demand for advertising during certain hours.
     During 2005 and 2006, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,574 hours of advertising time in 2005 and 1,493 hours in 2006. During sign-on to sign-off hours, we sold 3,425 hours of advertising time in 2005 and 3,216 hours in 2006. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal requirement to make broadcast time available to the Mexican government and to promote our programs, services and products and entities in which we have made investments.
     As of December 31, 2005 and December 31, 2006, we had received Ps.14,232.7 million (nominal) and Ps.15,946.0 million (nominal), respectively, of advertising deposits for television advertising time during 2006 and 2007, representing approximately U.S.$1,339.4 million and U.S.$1,476.1 million at the applicable year-end exchange rates. Approximately 57.5% and 61.9% of these deposits as of December 31, 2005 and 2006, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2005 and 2006 was 3.1 months and 3.6 months, respectively.
Pay Television Networks
     Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay television providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite joint venture in which we have an interest. Pay television networks net sales also include the revenues from TuTv, our pay-television joint venture in the United States with Univision, in this segment. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising independently from our other media-related segments on a scatter basis.
     Pay Television Networks net sales, representing 3.3% and 3.4% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.172.8 million, or 14.9%, to Ps.1,329.0 million for the year ended December 31, 2006 from Ps.1,156.2 million for the year ended December 31, 2005. This increase reflects higher revenues from signals sold in Mexico and Latin America, higher sales of TuTv, and an increase in advertising sales in Mexico.
     Pay Television Networks operating segment income increased by Ps.143.2 million, or 26.6%, to Ps.682.3 million for the year ended December 31, 2006, from Ps.539.1 million for the year ended December 31, 2005, primarily due to higher sales and a decrease in operating expenses, partially offset by an increase in cost of sales mainly by costs of programs produced by us and higher costs from transmission rights of programs produced by third parties.
Programming Exports
     Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2005 and 2006, approximately 64.7% and 67.0%, respectively, of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2005 and 2006, we received U.S.$109.8 million and U.S.$126.9 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network. In 2003, Univision became bound to pay an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments and credits, establishing a minimum annual royalty of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million for each subsequent year up to U.S.$12.5 million. See “Information on the

Company – Business Overview— Univision”. We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries.
     Programming Exports net sales, representing 5.6% and 5.4% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.158.9 million, or 8.1%, to Ps.2,110.9 million for the year ended December 31, 2006, from Ps.1,952.0 million for the year ended December 31, 2005. This increase was primarily due to higher royalties paid to us under the Program License Agreement entered into with Univision in the amount of U.S.$126.9 million, for the year ended December 31, 2006, as compared to U.S.$109.8 million, for the year ended December 31, 2005, as well as an increase in export sales to Latin America and Europe. These increases were partially offset by lower export sales to Asia and Africa and a negative translation effect on foreign-currency denominated sales.
     Programming Exports operating segment income increased by Ps.173.5 million, or 24.9%, to Ps.869.3 million for the year ended December 31, 2006 from Ps.695.8 million for the year ended December 31, 2005. This increase was primarily due to the increase in net sales, as well as a decrease in cost of sales primarily due to lower programming costs. This increase was partially offset by an increase in operating expenses primarily due to higher market research and advertising expenses.
Publishing
     Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
     Publishing net sales, representing 7.5% and 7.4% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.278.4 million, or 10.7%, to Ps.2,885.5 million for the year ended December 31, 2006 from Ps.2,607.1 million for the year ended December 31, 2005. This increase reflects sales of Editora Cinco (which we began to consolidate beginning January 2006) in the amount of Ps.129.3 million, and higher revenues from magazine circulation and advertising pages sold both in Mexico and abroad, partially offset by a negative translation effect on foreign-currency denominated sales.
     Publishing operating segment income increased by Ps.56.3 million, or 11.3%, to Ps.555.8 million for the year ended December 31, 2006, from Ps.499.5 million for the year ended December 31, 2005. This increase primarily reflects the increase in net sales and was partially offset by increases in cost of sales and operating expenses due to the consolidation of Editora Cinco, as well as increases in costs of supplies, promotional and advertising expenses as well as higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.
Publishing Distribution
     Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties.
     Of the total volume of magazines we distributed, approximately, 68.0% in 2005 and 75.0% in 2006 were published by our Publishing segment.
     Publishing Distribution net sales, representing 1.2% and 1.1% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.15.0 million, or 3.6%, to Ps.433.5 million for the year ended December 31, 2006, from Ps.418.5 million for the year ended December 31, 2005. This increase was primarily attributable to higher distribution sales abroad of magazines published by us and by third parties, and was partially offset by lower circulation in Mexico of magazines published by third parties and the negative translation effect of foreign-currency denominated sales.
     Publishing Distribution operating segment income increased by Ps.11.1 million, or 160.9%, to Ps.18.0 million for the year ended December 31, 2006 from Ps.6.9 million for the year ended December 31, 2005. This increase was attributable to the increase in net sales as well as a decrease in operating expenses, driven by lower provision for doubtful trade accounts; partially offset by higher cost of sales primarily due to higher charges related to the distribution of magazines.

Sky Mexico
     Sky Mexico net sales representing 17.9% and 19.1% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.1,223.5 million or 19.6% to Ps.7,452.7 million for the year ended December 31, 2006, from Ps.6,229.2 million for the year ended December 31, 2005. This increase was primarily due to a 14.4% increase in its subscriber base, which as of December 31, 2006 reached 1,430,100 gross active subscribers (including 91,100 commercial subscribers) compared to 1,250,600 gross active subscribers as of December 31, 2005 (of which 70,100 were commercial subscribers) and higher advertising revenues.
     Sky Mexico operating segment income increased by Ps.936.7 million or 35.8% to Ps.3,555.5 million for the year ended December 31, 2006, from Ps.2,618.8 million for the year ended December 31, 2005. This increase was due to the increase in net sales, partially offset by higher programming and activation costs, associated with our larger subscriber base as well as an increase in operating expenses due to higher promotion and personnel expenses.
Cable Television
     Cable Television net sales are derived from Cable Television services and advertising sales. Net sales for Cable Television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees. Net sales for Cable Television advertising consist of revenues from the sale of advertising on Cablevisión. As of July 1, 2005, we appointed Maximedios Alternativos, S.A. de C.V. as Cablevisión’s sales agent for advertising time. See “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders”. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.
     Cable Television net sales, representing 4.2% and 5.1% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.522.6 million, or 35.7%, to Ps.1,984.7 million for the year ended December 31, 2006 from Ps.1,462.1 million for the year ended December 31, 2005. This increase was primarily due to a 17.6% increase in the subscriber base during 2006, to 496,500, all of which were digital subscribers at December 31, 2006, from a subscriber base of 422,100, of which 283,200 were digital subscribers, at the same date of 2005; also we had a 57.5% increase in our broadband subscriber base to 96,000 at December 31, 2006, compared with 61,000 at December 31, 2005, and a 6% rate increase in Cablevisión video service packages effective March 1, 2006.
     Cable Television operating segment income increased by Ps.307.4 million, or 60.3%, to Ps.816.8 million for the year ended December 31, 2006, from Ps.509.4 million for the year ended December 31, 2005. This increase primarily reflects the increase in net sales, partially offset by an increase in cost of sales due to higher signal costs associated with the subscriber base growth, and an increase in operating expenses primarily in personnel costs as well as maintenance and advertising expenses.
Radio
     Radio net sales consist of advertising sold on our radio stations. Our Radio segment sells advertising independently from our other media-related segments on a scatter basis. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Given the size of our Radio segment relative to our consolidated results, starting January 1, 2007, we are classifying the results of operations of our Radio segment in our Other Businesses segment.
     Radio net sales, representing 1.0% and 1.1% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.85.9 million, or 23.9%, to Ps.444.6 million for the year ended December 31, 2006 from Ps.358.7 million for the year ended December 31, 2005. This increase primarily reflects an increase in advertising time sold primarily due to the broadcast of the 2006 FIFA World Cup and political advertising related to the presidential election in Mexico. These increases were partially offset by lower sales generated by our affiliation agreement with Radiorama.
     Radio operating segment income increased by Ps.40.3 million or 74.2% to Ps.94.6 million for the year ended December 31, 2006 from Ps.54.3 million for the year ended December 31, 2005. This increase was primarily due to the increase in net sales, partially offset by an increase in cost of sales related to programming costs and promotional and advertising expenses, and an increase in operating expenses due to higher commissions paid and personnel expenses.

Other Businesses
     Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, subscriber fees for nationwide paging services until October 2004, the distribution of feature films, and revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com, and revenues related to our PSMS messaging service. In the fourth quarter of 2004 we reached an agreement to sell our nationwide paging business and we completed the sale in the first quarter of 2005.
     Other Businesses net sales, representing 3.9% and 3.6% of our total segment net sales for the years ended December 31, 2005 and 2006, respectively, increased by Ps.30.3 million, or 2.2%, to Ps.1,408.1 million for the year ended December 31, 2006, from Ps.1,377.8 million for the year ended December 31, 2005. This increase was primarily due to higher sales related to our sport events productions and our gaming business. This increase was partially offset by lower sales in our feature films distribution business as well as in our internet business due to lower sales related to our SMS messaging service.
     Other Businesses operating segment loss increased by Ps.123.8 million, or 66.0%, to Ps.311.4 million for the year ended December 31, 2006, from Ps.187.6 million for the year ended December 31, 2005. This increase reflects an increase in cost of sales and operating expenses related to our gaming business, partially offset by the increase in net sales and lower cost of sales in our feature films distribution and internet businesses.
Depreciation and Amortization
     Depreciation and amortization expense increased by Ps.162.0 million, or 6.4%, to Ps.2,679.1 million for the year ended December 31, 2006, from Ps.2,517.1 million for the year ended December 31, 2005. This change was due to higher depreciation expense for decoders in connection with the increase in the subscriber bases in our Sky Mexico and Cable Television segments, installation of new digital decoder equipment, as well as an increase in depreciation expenses in our Other Businesses segment related to our new gaming business.
Non Operating Results
Integral Cost of Financing, Net
     Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
•	interest income;

•	interest expense, including the restatement of our Mexican Investment Units (Unidades de Inversión) or UDI-denominated notes;

•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies (including gains or losses from derivative instruments ); and

•	gain or loss attributable to holding monetary assets and liabilities exposed to inflation.
     Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies.
     We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
     The expense attributable to the integral cost of financing decreased by Ps.754.6 million, or 40.7%, to Ps.1,099.7 million for the year ended December 31, 2006 from Ps.1,854.3 million for the year ended December 31, 2005. This decrease reflected primarily a Ps.566.5 million decrease in net foreign-exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the cross-currency interest rate swap agreements, or coupon swaps, we entered into; 1.66% depreciation of the Mexican Peso against the U.S. dollar in 2006 compared with a 4.69% appreciation of the Mexican Peso against the U.S. dollar in 2005; a Ps.283.5 million decrease in interest expense, primarily due to both a lower average amount of outstanding debt and a reduction in the weighted-average interest rate; and a Ps.124.4 million increase in interest income primarily in connection with a higher average amount of temporary investments.
     These favorable variances were partially offset by a Ps.219.8 million increase in loss from monetary position resulting primarily from a higher net monetary asset position, and a higher annual inflation rate in 2006 (4.05%) compared with 2005 (3.3%).
Restructuring and Non-recurring Charges
     Restructuring and non-recurring charges increased by Ps.375.2 million to Ps.614.4 million for the year ended December 31, 2006, compared to Ps.239.2 million for the year ended December 31, 2005. This increase reflected primarily the recognition of certain non-recurring expenses incurred in connection with the tender offer made by Sky Mexico in the second quarter of 2006 for most of its Senior Notes due 2013.
Other Expense, Net
     Other expense, net, decreased by Ps.272.0 million, or 56.3%, to Ps.211.0 million for the year ended December 31, 2006, as compared with Ps.483.0 million for the year ended December 31, 2005. This decrease reflected primarily the absence of loss on disposition of both investments and fixed assets in 2006, which effect was partially offset by an increase in advisory and professional services. In 2006, other expense, net, primarily includes donations and advisory and professional services.
Income Tax, Assets Tax and Employees’ Profit Sharing
     Income taxes and employees’ profit sharing increased by Ps.1,244.8 million, to Ps.2,047.2 million for the year ended December 31, 2006, from Ps.802.4 million for the year ended December 31, 2005. This increase reflected both a higher income tax base and a higher effective income tax rate.
     We are authorized by the Mexican tax authorities to compute our income tax and assets tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries (through December 31, 2004, such percentage was 60%).
     We and our Mexican subsidiaries are also subject to an assets tax, at a tax rate of 1.8% through December 31, 2006, on the adjusted book value of some of our assets. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries. The assets tax is computed on a fully consolidated basis. As of January 1, 2007, the rate was lowered to 1.25% and the asset base to which the rate is applied has increased. The rate will now be applied to gross assets versus an adjusted book value of assets.
     The Mexican corporate income tax rate in 2004, 2005 and 2006 was 33%, 30% and 29%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2007 and subsequent years will be 28%.
Equity in Earnings of Affiliates
     This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but over which we have no control. We recognized equity in losses of affiliates up to the amount of our initial investment and subsequent capital contributions, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by affiliates.
     Equity in results of affiliates, net, decreased by Ps.768.9 million to an equity in losses of affiliates of Ps.602.2 million for the year ended December 31, 2006, compared with an equity in earnings of affiliates of Ps.166.7 million for the year ended December 31, 2005. This decrease reflected primarily an equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, which began operations in March 2006. In addition, beginning July 1, 2006, we reclassified our investment in Univision as a current available-for-sale financial asset. Therefore, this line item does not reflect any results from our investment in Univision since that date.
Cumulative Loss Effect of Accounting Changes, Net
     In 2005, cumulative loss of accounting change of Ps.526.6 million, reflected (i) the cumulative loss effect of Ps.336.7 million, in connection with the initial accrual of share-based compensation expense for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-term Retention Plan, in accordance with the guidelines of IFRS 2, “Share-based

Payment”, issued by the International Accounting Standards Board; and (ii) the cumulative loss effect of Ps.189.9 million, net of income taxes, in connection with the initial accrual of certain severance payments, in accordance with the guidelines of revised Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants.
Minority Interest
     Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky Mexico (since April 2004), Cable Television, Radio (since 2001) and nationwide paging (until the fourth quarter of 2004) businesses.
     Minority interest in consolidated net income decreased by Ps.539.8 million, or 47.9%, to Ps.588.2 million for the year ended December 31, in 2006, from Ps.1,128.0 million from the year ended December 31, 2005. This decrease reflected primarily a lower portion of net income attributable to the interest held by minority equity owners in the Sky Mexico business.
Net Income
     We generated net income in the amount of Ps.8,586.2 million in 2006, as compared to net income of Ps.6,373.8 million in 2005. The net increase of Ps.2,212.4 million reflected:
•	a Ps.2,508.3 million increase in operating income;

•	a Ps.754.6 million decrease in integral cost of financing, net;

•	a Ps.272.0 million decrease in other expense, net;

•	a Ps.526.6 million decrease in cumulative loss of accounting change; and

•	a Ps.539.8 million decrease in minority interest.
These changes were partially offset by:
•	a Ps.375.2 million increase in restructuring and non-recurring charges;

•	a Ps.1,244.8 million increase in income tax and employees’ profit sharing; and

•	a Ps.768.9 million decrease in equity in results of affiliates, net.
Results of Operations for the Year Ended December 31, 2005
Compared to the Year Ended December 31, 2004
Total Segment Results
Net Sales
     Our net sales increased by Ps.2,278.6 million, or 7.2%, to Ps.33,797.6 million for the year ended December 31, 2005, from Ps.31,519.0 million for the year ended December 31, 2004. This increase reflects a revenue growth in our Sky Mexico segment (which we began to consolidate in our financial statements beginning April 2004) and higher revenues in our Television Broadcasting, Publishing, Pay Television Networks, Cable Television and Radio segments. These increases were partially offset by (i) a decrease in our Publishing Distribution segment due to a change in the accounting treatment of sales and cost of goods sold by which, beginning in October 2004, we recognized sales as the marginal revenue from the products we distribute and (ii) lower sales in our Programming Exports and Other Businesses segments.
Cost of Sales
     Cost of sales decreased by Ps.599.1 million, or 3.8%, to Ps.15,350.3 million for the year ended December 31, 2005, from Ps.15,949.4 million for the year ended December 31, 2004. This decrease was due to lower costs in the Publishing Distribution segment as a result of the accounting change described above, and decreases in Programming Exports and Other Businesses segments. These decreases were partially offset by higher cost of sales in our Sky Mexico, Television Broadcasting, Pay Television Networks, Publishing, Cable Television and Radio segments.
Selling Expenses
     Selling expenses increased by Ps.406.9 million, or 17.2%, to Ps.2,773.5 million for the year ended December 31, 2005, from Ps.2,366.6 million for the year ended December 31, 2004. This increase was attributable to higher selling expenses in our Sky Mexico, Television Broadcasting, Pay Television Networks, Publishing, Cable Television and Radio segments resulting from increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Programming Exports, Publishing Distribution and Other Businesses segments.
Administrative Expenses
     Administrative expenses increased by Ps.145.6 million, or 8.2%, to Ps.1,916.1 million for the year ended December 31, 2005, from Ps.1,770.5 million for the year ended December 31, 2004. This increase reflects the administrative expense increase in our Television Broadcasting, Sky Mexico, Pay Television Networks, Programming Exports, Publishing and Cable Television segments and was partially offset by a decrease in the administrative expenses of our Publishing Distribution, Radio and Other Businesses segments.
Television Broadcasting
     Television Broadcasting net sales increased by Ps.935.3 million, or 5.1%, to Ps.19,323.5 million for the year ended December 31, 2005, from Ps.18,388.2 million for the year ended December 31, 2004. This increase was attributable to higher advertising revenues, driven mainly by our telenovelas and reality television programs, as well as by higher local sales.
     Television Broadcasting operating segment income increased by Ps.867.6 million, or 10.4%, to Ps.9,211.4 million for the year ended December 31, 2005, from Ps.8,343.8 million for the year ended December 31, 2004. This increase was primarily due to the increase in net sales, partially offset by an increase in operating expenses driven by higher promotional and advertising expenses and personnel costs and a marginal increase in cost of sales.
Pay Television Networks
     Pay Television Networks net sales increased by Ps.295.2 million, or 34.3%, to Ps.1,156.2 million for the year ended December 31, 2005, from Ps.861.0 million for the year ended December 31, 2004. This increase reflects (i) the sales of TuTv, our pay-television joint venture with Univision, (ii) higher revenues by signals sold in Mexico and Latin America, and (iii) an increase in advertising sales in Mexico.
     Pay Television Networks operating segment income increased by Ps.218.2 million, or 67.9%, to Ps.539.1 million for the year ended December 31, 2005, from Ps.320.9 million for the year ended December 31, 2004. This increase was primarily due to higher sales, which was partially offset by (i) an increase in cost of sales primarily due to costs of programs produced by us and the consolidation of TuTv and (ii) an increase in operating expenses primarily due to higher commissions and provision for doubtful trade accounts.
Programming Exports
     Programming Exports net sales decreased by Ps.109.5 million, or 5.3%, to Ps.1,952.0 million for the year ended December 31, 2005, from Ps.2,061.5 million for the year ended December 31, 2004. This decrease was primarily due to a negative translation effect on foreign-currency denominated sales and lower export sales to Europe. These decreases were partially offset by higher royalties paid to us under the Program License Agreement with Univision in the amount of U.S.$109.8 million in 2005 as compared to U.S.$105.0 million in 2004, as well as an increase in export sales to Asia and Africa.
     Programming Exports operating segment income decreased by Ps.91.0 million, or 11.6%, to Ps.695.8 million for the year ended December 31, 2005 from Ps.786.8 million for the year ended December 31, 2004. This decrease was primarily due to the decrease in net sales, as well as an increase in operating expenses due to higher personnel costs and promotional and advertising expenses. This decrease was partially offset by a decrease in cost of sales primarily due to lower programming costs.

Publishing
     Publishing net sales increased by Ps.356.3 million, or 15.8%, to Ps.2,607.1 million for the year ended December 31, 2005, from Ps.2,250.8 million for the year ended December 31, 2004. This increase was primarily due to an increase in magazine circulation and advertising pages sold in Mexico and abroad, which was partially offset by the negative translation effect of foreign-currency denominated sales.
     Publishing operating segment income increased by Ps.42.9 million, or 9.4%, to Ps.499.5 million for the year ended December 31, 2005, from Ps.456.6 million for the year ended December 31, 2004. This increase primarily reflects the increase in net sales and was partially offset by increases in cost of sales due to the increase in costs of supplies and operating expenses attributable to an increase in promotional and advertising expenses, as well as higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.
Publishing Distribution
     In the past, the agreements with our publishers provided that we did not bear any risk on inventory transferred to our publishers. Due to certain amendments to the terms and conditions under such agreements affecting the risk of loss provisions, in October 2004, we changed the accounting treatment of our Publishing Distribution segment’s sales and cost of goods sold. As a result of this change, we now recognize the marginal contribution from the products in the Publishing Distribution segment as net sales. This accounting change does not have any impact on the operating segment’s results.
     Publishing Distribution net sales decreased by Ps.1,273.9 million, or 75.3%, to Ps.418.5 million for the year ended December 31, 2005, from Ps.1,692.4 million for the year ended December 31, 2004. This decrease was primarily attributable to the change in the accounting treatment of net sales described above and the negative translation effect of foreign-currency denominated sales. These decreases were partially offset by higher distribution sales in Mexico and abroad, of magazines published by the Company, and higher circulation in Mexico of magazines published by third parties.
     On a pro forma basis, giving effect to the accounting change described above for 2004, Publishing Distribution net sales increased by Ps.22.0 million, or 5.5%, to Ps.418.5 million for the year ended December 31, 2005, from Ps.396.5 million for the year ended December 31, 2004.
     Publishing Distribution operating segment income increased by Ps.34.2 million, to an income of Ps.6.9 million for the year ended December 31, 2005, from a loss of Ps.27.3 million for the year ended December 31, 2004. This increase was attributable to a decrease in cost of sales driven by the accounting change described above, as well as a decrease in operating expenses related to lower provision for doubtful trade accounts. This increase was partially offset by the decrease in net sales.
Sky Mexico
     Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements due to our adoption of the guidelines of FIN 46 in accordance with Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”.
     On a pro forma basis, giving effect to the consolidation of Sky Mexico as if it occurred on January 1, 2004, Sky Mexico net sales increased by Ps.1,101.5 million or 21.5% to Ps.6,229.2 million for the year ended December 31, 2005, from Ps.5,127.7 million for the year ended December 31, 2004. This increase was primarily due to (i) a 24.7% increase in its subscriber base which, as of December 31, 2005, reached 1,250,600 gross active subscribers (including 70,100 commercial subscribers) compared to 1,002,500 gross active subscribers as of December 31, 2004, (including 60,700 commercial subscribers) and (ii) higher revenues from pay-per-view events, primarily non-recurring sports events broadcasted on an exclusive basis.
     Sky Mexico operating segment income increased, on a pro forma basis, by Ps.748.4 million, or 40.0%, to Ps.2,618.8 million for the year ended December 31, 2005 from Ps.1,870.4 million for the year ended December 31, 2004. This increase was due to the increase in net sales, which was partially offset by (i) higher programming and activation costs, (ii) higher repair of equipment costs associated with our larger subscriber base, and (iii) an increase in operating expenses due to more free special events offered to the subscribers.
Cable Television
     Cable Television net sales increased by Ps.249.3 million, or 20.6%, to Ps.1,462.1 million for the year ended December 31, 2005, from Ps.1,212.8 million for the year ended December 31, 2004. This increase was primarily due to an 18.9% increase in the subscriber base during 2005 to approximately 422,100 (of which 283,200 were digital subscribers at December 31, 2005) from a subscriber base of 355,000 (of which 123,000 were digital subscribers at December 31, 2004). The increase was also attributable in part to an 130.4% increase in our broadband subscriber base to approximately 61,000 at December 31, 2005, compared with 26,500 at December 31, 2004, and a 6% price increase for Cablevisión video service packages that became effective on March 1, 2005.
     Cable Television operating segment income increased by Ps.126.0 million, or 32.9%, to Ps.509.4 million for the year ended December 31, 2005, from Ps.383.4 million for the year ended December 31, 2004. This increase primarily reflects the increase in net sales, which was partially offset by (i) an increase in cost of sales due to higher signal costs associated with the subscriber base growth and (ii) an increase in operating expenses primarily in personnel costs and advertising expenses.
Radio
     Radio net sales increased by Ps.40.7 million, or 12.8%, to Ps.358.7 million for the year ended December 31, 2005, from Ps.318.0 million for the year ended December 31, 2004. This increase primarily reflects an increase in advertising time sold particularly in newscasts and sporting events programs, as well as an increase in sales generated by our affiliation agreement with Radiorama, S.A. de C.V., or Radiorama.
     Radio operating segment income increased by Ps.20.2 million, or 59.1%, to Ps.54.3 million for the year ended December 31, 2005, from Ps.34.1 million for the year ended December 31, 2004. This increase was primarily due to the increase in net sales, which was partially offset by an increase in cost of sales related to programming costs and promotional and advertising expenses and an increase in operating expenses due to higher commissions paid.
Other Businesses
     Other Businesses net sales decreased by Ps.232.3 million, or 14.4%, to Ps.1,377.8 million for the year ended December 31, 2005, from Ps.1,610.1 million for the year ended December 31, 2004. This decrease was primarily due to lower sales related to our soccer business, feature films distribution and nationwide paging business (which we sold in October 2004). These decreases were partially offset by an increase in our internet business which included an increase in sales related to our PSMS messaging service.
     Other Businesses operating segment loss increased by Ps.50.2 million, or 36.6%, to Ps.187.6 million for the year ended December 31, 2005, from Ps.137.4 million for the year ended December 31, 2004. This increase reflects the decrease in net sales mentioned above. The decrease in net sales was partially offset by a decrease in cost of sales and operating expenses in our soccer business, feature films distribution and nationwide paging businesses.
Depreciation and Amortization
     Depreciation and amortization expense increased by Ps.286.1 million, or 12.8%, to Ps.2,517.1 million for the year ended December 31, 2005, from Ps.2,231.0 million for the year ended December 31, 2004. This change primarily reflects an increase in our Sky Mexico and Cable Television segments, which was due to an increase in their subscriber bases, partially offset by a decrease in the depreciation and amortization expenses related to our Television Broadcasting and Other Businesses segments.
Non Operating Results
Integral Cost of Financing, Net
     Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
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
     The expense attributable to integral cost of financing increased by Ps.224.1 million, or 13.7%, to Ps.1,854.3 million for the year ended December 31, 2005, from Ps.1,630.2 million for the year ended December 31, 2004. This increase primarily reflected a Ps.658.0 million increase in net foreign exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us. We entered into the coupon swap to reduce our exchange rate exposure for up to five years with respect to a portion of our outstanding U.S. Dollar-denominated indebtedness. However, the Peso appreciated 4.69% against the U.S. Dollar in 2005 compared with a 0.68% appreciation of the Peso against the U.S. Dollar in 2004. This increase was partially offset by (i) a Ps.31.9 million decrease in interest expense due primarily to a net decrease in the average amount of our total consolidated debt, (ii) a Ps.264.0 million increase in interest income in connection with a higher average amount of temporary investments and higher interest rates in 2005 as compared with the prior year, and (iii) a Ps.138.0 million increase in gain from monetary position resulting primarily from a higher net liability position in 2005 as compared with 2004, which was partially offset by lower annual inflation in 2005 (3.3%) compared with 2004 (5.2%).
Restructuring and Non-recurring Charges
     Restructuring and non-recurring charges decreased by Ps.185.8 million, or 43.7%, to Ps.239.2 million for the year ended December 31, 2005, compared to Ps.425.0 million for the year ended December 31, 2004. This decrease primarily reflects the recognition in 2004 of non-recurring impairment adjustments to the carrying value of certain goodwill and trademarks, as well as a decrease in 2005 of restructuring charges in connection with work-force reductions. These favorable variances were partially offset by certain non-recurring expenses incurred in connection with the prepayment in March 2005 of a portion of our UDI-denominated notes due 2007 and our Senior Notes due 2011.
Other Expense, Net
     Other expense, net decreased by Ps.70.7 million, or 12.8%, to Ps.483.0 million for the year ended December 31, 2005, as compared with Ps.553.7 million for the year ended December 31, 2004. This decrease primarily reflects a decrease in donations and lower advisory and professional service expenses.
Income Tax, Assets Tax and Employees’ Profit Sharing
     Income tax decreased by Ps.462.4 million, or 36.6%, to Ps.802.4 million for the year ended December 31, 2005, from Ps.1,264.8 million for the year ended December 31, 2004. This decrease reflects an increase in consolidated deferred income tax, primarily in conjunction with the benefit from cumulative tax-loss carryforwards recognized by Sky Mexico at December 31, 2005, as a result of the expected taxable income position of Sky Mexico for the next few years.
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
     We and our subsidiaries are also subject to an assets tax, at a tax rate of 1.8% on the adjusted book value of some of our assets through December 31, 2006. In some cases, income tax paid in excess of asset tax can be individually credited against any assets tax payable by us and our subsidiaries. The assets tax is computed on a fully consolidated basis. As of January 1, 2007, the assets tax rate was 1.25%.
     The Mexican corporate income tax rate in 2003, 2004 and 2005, was 34%, 33% and 30%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in 2006 was 29%, and in 2007 and subsequent years will be 28%.

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
     Equity in earnings of affiliates decreased by Ps.494.5 million, or 74.8%, to equity in income of affiliates of Ps.166.7 million for the year ended December 31, 2005, compared to Ps.661.2 million for the year ended December 31, 2004. This decrease primarily reflects the absence of the equity in income recognized in 2004 due to the reversal of previous equity losses recognized in excess of our investment in Sky Multi-Country Partners, or MCOP, in connection with the release of our guarantee of satellite transponder payments of MCOP. The decrease was also the result of a reduction in equity in income of Univision and OCEN, our live-entertainment venture with CIE.
Cumulative Loss Effect of Accounting Changes, Net
     In 2005, cumulative effect of accounting change, net reflected (i) the cumulative loss effect of Ps.336.7 million in connection with the accrual for share-based compensation expense at December 31, 2005, for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-Term Retention Plan, as a result of the adoption, as of that date, of the International Financial Reporting Standard 2, “Share-Based Payment”, issued by the International Accounting Standards Board, and (ii) the cumulative loss effect of Ps.189.9 million, net of an income-tax benefit of Ps.81.4 million, at January 1, 2005, in connection with the adoption, as of that date, of the guidelines for recognition of severance payments in revised Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants, or MIPA.
     In 2004, cumulative effect of accounting change, net reflected the cumulative loss effect of Ps.1,098.4 million, net of an income-tax benefit of Ps.332.3 million, in connection with the consolidation of Sky Mexico in our financial statements beginning April 1, 2004, as a result of the adoption, as of that date, of FIN 46.
Minority Interest
     Minority interest in consolidated net income increased by Ps.878.8 million to Ps.1,128.0 million for the year ended December 31, 2005, from Ps.249.2 million for the year ended December 31, 2004. This increase primarily reflects the portion of net income attributable to the interest held by minority stockholders in Sky Mexico, which we began consolidating in our financial statements in April 2004.

Net Income
     We generated net income in the amount of Ps.6,373.8 million in 2005, as compared to net income of Ps.4,641.4 million in 2004. The net increase of Ps.1,732.4 million reflected:
•	a Ps.2,039.1 million increase in operating income;

•	a Ps.185.8 million decrease in restructuring and non-recurring charges;

•	a Ps.70.7 million decrease in other expense, net;

•	a Ps.462.4 million decrease in income taxes; and

•	a Ps.571.8 million decrease in cumulative loss effect of accounting changes, net.
These changes were partially offset by:
•	a Ps.224.1 million increase in integral cost of financing, net;

•	a Ps.494.5 million decrease in equity in earnings of affiliates, net; and

•	a Ps.878.8 million increase in minority interest.
Effects of Devaluation and Inflation
     The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended
	December 31,
	2004	2005	2006
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	(0.7)%	(4.7)%	1.7%
Mexican inflation rate(2)	5.2	3.3	4.1
U.S. inflation rate	3.3	3.4	3.3
Increase in Mexican GDP(3)	4.2	2.8	4.8

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.11.1490 per U.S. Dollar as of December 31, 2004; Ps.10.6265 per U.S. Dollar as of December 31, 2005; and Ps.10.8025 per U.S. Dollar as of December 31, 2006.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 112.5 in 2004; 116.3 in 2005; and 121.0 in 2006.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2004, 2005 and 2006, as estimated by INEGI.
     The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay television services.

•	U.S. Dollar-denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our U.S. Dollar-denominated revenues and operating costs and expenses for 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(millions of U.S. Dollars)
Revenues	U.S.$435	U.S.$385	U.S.$470
Operating costs and expenses	443	393	529
     On a consolidated basis, in 2004, 2005 and 2006, our U.S. Dollar-denominated costs and expenses exceeded, and they could continue to exceed in the future, our U.S. Dollar-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.
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
     We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In connection with our net investment in shares of Univision, we designated as an effective hedge of foreign exchange exposure a portion of the U.S. dollar principal amount with respect to our outstanding Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$775.5 million and U.S.$971.9 million as of December 31, 2005 and 2006, respectively (see Notes 1(c), 5 and 9 to our year-end financial statements). As long as we maintained our net investment in shares of Univision, a hedge of the designated principal amounts of our debt was effective, and any foreign exchange gain or loss attributable to this hedging long-term debt was credited or charged directly to equity (accumulated other comprehensive result) for Mexican FRS purposes. On March 29, 2007, we sold our investment in shares of Univision, and the hedge of the designated principal amount of our Senior Notes was discontinued on that date. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “— Market Risk Disclosures” and Note 9 to our year-end financial statements.
     Inflation Under Mexican FRS. Mexican FRS requires that our financial statements recognize the effects of inflation. In particular, our financial statements reflect the:
•	restatement of Mexican non-monetary assets (other than transmission rights, inventories and equipment of non-Mexican origin), non-monetary liabilities and stockholders’ equity using the NCPI; and

•	restatement of all inventories at net replacement cost.
U.S. GAAP Reconciliation
     For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2006, see Note 24 to our year-end financial statements.

Recently Issued U.S. Accounting Standards
     SFAS No. 155, “Accounting for certain hybrid financial instruments-and amendment of FASB Statements Nos. 133 and 140” was issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     SFAS No. 156, “Accounting for servicing of financial assets-an amendment of FASB Statement No. 140” was issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     SFAS No. 157 “Fair Value Measurements” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     On July 13, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 will be applicable to us on January 1, 2007. We are evaluating the requirements and the impact that this Statement may have on the consolidated financial statements.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company beginning in the 2008 first quarter. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
New Mexican Financial Reporting Standards
     Beginning in June 2004, the Mexican Board for Research and Development of Financial Reporting Standards, or Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, assumed the responsibility for setting financial reporting standards in Mexico. Before that date, the Mexican Institute of Public Accountants, or MIPA, was responsible for issuing accounting principles generally accepted in Mexico. In November 2005, the CINIF issued the first Mexican FRS, which became effective in January 2006, and included a new conceptual framework to achieve the convergence with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. Under this revised conceptual framework, the hierarchy of Mexican FRS is set up as follows: (i) NIF and NIF Interpretations; (ii) Bulletins of Mexican FRS issued by the MIPA that have not been modified, replaced or superseded by new NIF; and (iii) those IFRS issued by the IASB and recognized as supplementary in Mexico when no general or specific guidance is provided by Mexican FRS. The provisions of the new conceptual framework issued by the CINIF did not have a significant effect on our consolidated financial statements.
     In November 2005, The CINIF issued NIF B-1, “Accounting Changes and Error Corrections”, which became effective on January 1, 2006. NIF B-1 applies to all voluntary changes in accounting principles and changes required by new accounting pronouncements in the case that the pronouncement does not include specific transition provisions, requires retrospective application to prior periods’ financial statements of accounting changes, and provides rules to determine the period-specific effects of an accounting change. NIF B-1 also provides guidance for the revision of previously issued financial statements to reflect the correction of an error. Through December 31, 2005, Mexican FRS Bulletin A-7, “Comparability”, required that changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.
     In December 2006, the CINIF issued four new standards: (i) NIF B-3, “Statement of Income”, which indicates the sections and captions that should be included in an income statement, classifying income, costs and expenses into ordinary and non-ordinary, considering two approaches to present ordinary costs and expenses: by function or by nature, and eliminating from the statement of income the cumulative effect of accounting change; (ii) NIF B-13, “Events After the Date of Financial Statements”, which sets forth a revised accounting treatment for events subsequent to the date of financial statements, indicating if these events should be recognized or disclosed in such financials; (iii) NIF C-13, “Related Parties”, which provides amended guidance for disclosure of transactions with related parties; and (iv) NIF D-6, “Capitalization of the Integral Financing Result”, which establishes the guidelines for capitalization of the financing integral result attributable to those assets that require a long-term period for acquisition before their intended use. The provisions of these new NIF became effective on January 1, 2007, and are not expected to have a significant effect on the Televisa’s consolidated financial statements.
Critical Accounting Policies
     We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments and the evaluation of definite lived and indefinite lived long-lived assets. For a full description of these and other accounting policies, see Note 1 and Note 24 to our year-end financial statements.
     Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the United States, Latin America (including Mexico), Asia and Europe. Under Mexican FRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our year-end financial statements.
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
     Equity Investments. Some of our investments are structured as equity investments. See Notes 1(g) and 2 to our year-end financial statements. As a result, under both Mexican FRS and U.S. GAAP, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as equity in income (losses) of affiliates in our consolidated income statement. See Note 5 to our year-end financial statements.
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
     Goodwill and Other Indefinite-lived Intangible Assets. Under Mexican FRS, goodwill and other indefinite-lived intangibles, such as television broadcast licenses were amortized on a straight-line basis over their estimated useful lives through December 31, 2004 and 2003, respectively. We ceased amortizing our goodwill and other indefinite-lived intangible assets, beginning January 1, 2004 and 2003, respectively. We assess our goodwill and other indefinite-lived intangible assets for impairment using fair value measurement techniques under Mexican FRS, which is similar to U.S. GAAP in this regard except that Mexican FRS does not require a two-step impairment evaluation process, but rather, a direct comparison of fair value to carrying value.
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
     Long-lived Assets. Under both Mexican FRS and U.S. GAAP, we present certain long-lived assets and capitalized costs other than goodwill and other indefinite-lived intangible assets in our consolidated balance sheet. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset is no longer recoverable from future discounted projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(j), 7 and 20 to our year-end financial statements. Unlike U.S. GAAP, Mexican FRS allows the reversal in subsequent periods of previously taken impairment charges.
     Deferred Income Taxes. Under both Mexican FRS and U.S. GAAP, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.
Liquidity, Foreign Exchange and Capital Resources
     Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2006, December 31, 2005, and December 31, 2004, we had received Ps.15,946.0 million (nominal), Ps.14,232.7 million (nominal), and Ps.13,615.3 million (nominal) respectively, of advertising deposits for television advertising during 2007, 2006 and 2005, respectively, representing U.S.$1.5 billion, U.S.$1.3 billion, and U.S.$1.2 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2006, represented a 12.0% (nominal) increase, or 8.3% in real terms, as compared to year-end 2005, and deposits as of December 31, 2005 represented a 4.5% (nominal) increase, or 2.0% in real terms, as compared to year-end 2004. Approximately 61.9%, 57.5% and 60.9% of the advanced payment deposits as of each of December 31, 2006, December 31, 2005, and December 31, 2004, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2006, December 31, 2005, and December 31, 2004, was 3.6 months, 3.1 months and 3.5 months, respectively.
     We expect to fund our operating cash needs during 2007, other than cash needs in connection with any potential investments and acquisitions, through a combination of financing, cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2007 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2007 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
     Net income adjusted for non-cash items. Non-cash items represent primarily depreciation and amortization, deferred income taxes, stock-based compensation and equity in results of affiliates, exclusive of changes in working capital. The Peso amounts in this section are expressed in millions of Pesos in purchasing power as of December 31, 2006.
     In 2006, we generated positive net income adjusted for non-cash items of Ps.14,088.2 million, as compared to a positive net income adjusted for non-cash items of Ps.9,838.7 million during 2005. This change was due primarily to the following:
•	a Ps.2,905.3 million increase in operating income;

•	a Ps.820.7 million decrease in income and assets taxes and employees’ profit sharing;

•	a Ps.752.7 million decrease in integral cost of financing, which was due primarily to a decrease in foreign exchange loss and interest expense; and

•	a Ps.75.0 million decrease in other expense, net.
     The increases in our net income adjusted for non-cash items were partially offset by:
•	a Ps.304.2 million increase in restructuring and non-recurring charges.
     In 2005, we generated positive net income adjusted for non-cash items of Ps.9,838.7 million, as compared to a positive net income adjusted for non-cash items of Ps.8,641.5 million during 2004. This change was due primarily to the following:
•	a Ps.2,325.2 million increase in operating income; and

•	a Ps.117.2 million decrease in other expense, net.
     The increases in our net income adjusted for non-cash items were partially offset by:
•	a Ps.1,012.9 million increase in income and assets taxes and employees’ profit sharing;

•	a Ps.208.2 million increase in integral cost of financing, which was due primarily to an increase in foreign exchange loss; and

•	a Ps.24.1 million increase in restructuring and non-recurring charges.
     In 2004, we generated positive net income adjusted for non-cash items of Ps.8,641.5 million, as compared to a positive net income adjusted for non-cash items of Ps.5,661.9 million during 2003. This change was due primarily to the following:
•	a Ps.2,869.3 million increase in operating income;

•	a Ps.580.1 million decrease in income and assets taxes and employees’ profit sharing; and

•	a Ps.579.7 million decrease in restructuring and non-recurring charges.
     The increases in our net income adjusted for non-cash items were partially offset by:
•	a Ps.901.1 million increase in integral cost of financing, which was due primarily to an increase in interest expense and foreign exchange loss; and

•	a Ps.148.4 million increase in other expense, net.
Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
     During 2006, we:
•	made aggregate capital expenditures totaling U.S.$298.5 million, including U.S.$75.9 million for our cable television segment, U.S.$91.2 million for Sky Mexico, U.S.$22.5 million for gaming, and U.S.$108.9 million in our television broadcasting and other business segments;

•	made investments related to our 40% interest in La Sexta for an aggregate amount of U.S.$132.4 million (€104.6 million), and capital contributions of U.S.$7.5 million in Volaris related to our 25% interest in this venture;

•	acquired a 50% interest in TVI, a cable television company in Mexico, in the amount of Ps.769.4 million, which was substantially paid in cash, and provided funding to TVI in the form of a loan in the amount of Ps. 240.6 million; and

•	invested U.S.$258 million in long-term notes convertible, at our option, into 99.99% of the equity of Alvafig S.A. de C.V., which holds 49% of the equity of Cablemás the second largest cable operator in Mexico, with a coupon rate of 8% in the first year and 10% in the four remaining years.
     During 2005, we:
•	made aggregate capital expenditures for property, plant and equipment of approximately U.S.$248.3 million, which amount includes capital expenditures in the amount of U.S.$51.1 million and U.S.$109.2 million for the expansion and improvement of our Cable Television and Sky Mexico segments, respectively;

•	invested a capital contribution of U.S.$25.0 million in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., or Vuela, which owns and operates Volaris, a new, low-cost-carrier airline with a concession to operate in Mexico, and made a capital contribution of U.S.$1.4 million (€1.2 million), related to our Spanish venture, La Sexta; and

•	contributed Ps.5.0 million (nominal) to fund our seniority premium obligations.
     For a description of commitments we have made in connection with our joint venture with Endemol, see “Information on the Company – Business Overview— Television — Programming”.
     Refinancings. In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement, see “— Indebtedness” below.
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
     In April 2006, Innova successfully completed a cash tender offer to purchase its U.S.$300.0 million 9.375% Senior Notes due 2013 tendering 96.25% of the notes. This tender offer was funded by entering into two bank loans due in 2016 denominated in Pesos for a notional amount of Ps.3,500 at an average fixed interest rate for the first three years of 8.84%.
     In May 2007, we issued Ps.4,500 million aggregate principal amount of 8.49% Senior Notes due 2037. We used the net proceeds from the issuance to replenish our cash position following the payment, with cash on hand, of approximately Ps.992.9 million of our 8.15 UDI-denominated notes that matured in April 2007 and for the repurchase of our shares. We intend to use the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of our shares, subject to market conditions and other factors. See Note 25 to our year-end financial statements.
     Indebtedness. As of December 31, 2006, our consolidated long-term portion of debt amounted to Ps.18,781.7 million, and our consolidated current portion of debt was Ps.986.4 million. As of December 31, 2005, our consolidated long-term portion of debt amounted to Ps.19,226.6 million, and our consolidated current portion of debt was Ps.354.3 million. As of December 31, 2004, our consolidated long-term portion of debt amounted to Ps.23,913.7million, and our consolidated current portion of debt was Ps.3,545.1 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2006, on a historical, actual basis. Information in following table is presented in millions of constant Pesos in purchasing power as of December 31, 2006:

	Debt Outstanding(1)
	December 31,
	2006	Interest		Maturity
Description of Debt	Actual	Rate(2)	Denomination	of Debt
Long-term debt
8% Senior Notes(2)(3)	777.3	8.0%	U.S. Dollars	2011
8.5% Senior Notes(2)	3,240.8	8.5%	U.S. Dollars	2032
6 5/8% Senior Notes(2)(3)	6,481.5	6.625%	U.S. Dollars	2025
Innova’s 9 3/8% Senior Notes(4)	121.5	9.375%	U.S. Dollars	2013
UDI-denominated notes(3)(5)	980.2	8.15%	UDIs (Peso-Indexed)	2007
Banamex loan(6)	2,000.0	10.35%	Pesos	2010 and 2012
Banamex loan(6)	480.0	8.925%	Pesos	2008
Banamex loan(6)	1,162.5	9.70%	Pesos	2009
Innova’s Santander Serfin loan(4)	1,400.0	8.98%	Pesos	2016
Innova’s Banamex loan(4)	2,100.0	8.74%	Pesos	2016
Other debt(7)	37.9	6.18%	Various	2007-2010

Total debt (including current maturities)	18,781.7	—	—	13.40 years(8)
Less: current maturities	986.4	—	Various	December 2007

Total long-term debt	17,795.3

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.10.8025 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2006.

(2)	These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2025 and 2032, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.97% and 8.94% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the SEC.

(3)	In March and May 2005, the Company issued these Senior Notes in the aggregate amount of U.S.$400.0 million and U.S.$200.0 million, respectively, which were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The net proceeds of the U.S.$400.0 million issuance, together with cash on hand, were used to fund the Group’s tender offers made and expired in March 2005 for any or all of the Senior Notes due 2011 and the Mexican Peso equivalent of UDI-denominated Notes due 2007, and prepaid principal amount of these securities in the amount of approximately U.S.$222.0 million and Ps.2,935,097 (nominal), respectively, representing approximately 74% and 76% of the outstanding principal amount of these securities, respectively. The net proceeds of the U.S.$200.0 million issuance were used for corporate purposes, including the prepayment of some of the Group’s outstanding indebtedness.

(4)	These Senior Notes are unsecured and unsubordinated obligations of Sky Mexico. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.8580%, and is payable semi-annually. The indentures of these Senior Notes contain certain restrictive covenants for Sky Mexico on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. Sky Mexico may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. Additionally, on or before September 19, 2006, Sky Mexico may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of these Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest. In March and April 2006, Sky Mexico entered into two 10-year loans with Mexican banks in the aggregate principal amount of

Ps.3,500,000 to fund, together with cash on hand, a tender offer and consent solicitation made in March 2006 and expired in April 2006 for any or all of the Senior Notes due 2013, and prepaid a principal amount of approximately U.S.$288.7 million or 96.2% of these securities. The total aggregate amount paid by Sky Mexico in connection with this tender offer was of approximately U.S.$324.3 million, which included related consents and accrued and unpaid interest. The 10-year Sky Mexico’s indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years, and the Mexican interbank interest rate or “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(5)	Notes denominated in UDIs, representing 258,711,400 UDIs at December 31, 2005 and 2006, respectively. Interest on these notes is payable semi-annually. The balance as of December 31, 2005 and 2006 includes restatement of Ps.235,581 and Ps.265,578, respectively. The UDI value as of December 31, 2006, was of Ps.3.788954 per UDI. The 8.15% UDI-denominated notes matured on April 13, 2007.

(6)	Includes, in 2005 and 2006, outstanding balances of long-term loans in the principal amount of Ps.800,000, Ps.1,162,500 and Ps.2,000,000, respectively, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities through 2012. Interest on these loans is, in a range of 8.925% to 10.35% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(7)	Includes secured notes payable to banks, bearing annual interest rates which vary between 0.11 and 1.25 points above LIBOR. The maturities of this debt at December 31, 2006 are various from 2007 to 2010.

(8)	Actual weighted average maturity of long-term debt as of December 31, 2006.
     Interest Expense. Interest expense for 2006 was Ps.1,937.6 million, Ps.39.8 million of which was attributable to the index restatement of our UDI-denominated notes due 2007.
     The following table sets forth our interest expense for the years indicated:

	Year Ended December 31,(1)(2)
	2004		2005		2006
	(millions of U.S. Dollars)
Interest payable in U.S. Dollars	U.S.	$110.0	U.S.	$118.0	U.S.	$95.6
Amounts currently payable under Mexican withholding taxes(3)		5.0		6.3		4.2

Total interest payable in U.S. Dollars	U.S.	$115.0	U.S.	$124.3	U.S.	$99.8

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,435.2	Ps.	1,433.6	Ps.	1,114.5
Interest payable in Pesos		632.8		754.3		783.3
Restatement of UDI-denominated Notes due 2007		185.0		33.1		39.8

Total interest expense(4)	Ps.	2,253.0	Ps.	2,221.0	Ps.	1,937.6

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2006.

(2)	Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.

(4)	Total interest expense amounts in these periods exclude capitalized and hedged interest expense.
     Guarantees. We guarantee our proportionate share of our DTH joint ventures’ minimum commitments for use on PanAmSat and other transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of approximately U.S.$104.8 million as of December 31, 2006, related to Innova. In October 2005, in a series of related transactions, we disposed of our 30% interest in DTH Techco Partners, or Techco, and was released of any obligation in connection with a guarantee granted by the group in respect of certain of Techco’s indebtedness.

     In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation guaranteed by us was adjusted from 51.0% to 52.8%. In April 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Major Stockholders and Related Party Transactions — Related Party Transactions”, “Information on the Company – Business Overview— DTH Joint Ventures” and Note 11 to our year-end financial statements.
Contractual Obligations and Commercial Commitments
     Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.
Contractual Obligations on the Balance Sheet
     The following table summarizes our contractual obligations on the balance sheet as of December 31, 2006 (these amounts do not include interest):

	Payments Due by Period
				Less Than
				12 Months		12-36 Months	36-60 Months		After
				January 1,		January 1,	January 1,		60 Months
				2007 to		2008 to	2010 to		Subsequent to
				December 31,		December 31,	December 31,		December 31,
	Total			2007		2009	2011		2011
						(thousands of U.S. Dollars)
8% Senior Notes	U.S.	$71,951	U.S.	$	U.S.	$	U.S.	$71,951	U.S.	$
8.5% Senior Notes		300,000								300,000
6.625% Senior Notes		600,000								600,000
Innova’s 9.375% Senior Notes		11,251								11,251
UDI-denominated Notes		90,742		90,742
Banamex loan II		44,434				44,434
Banamex loan III		107,610				107,610
Banamex loan IV		185,142						92,571		92,571
Innova’s Banamex loan		194,400								194,400
Innova’s Santander Serfín loan		129,600								129,600
Other debt		3,513		567		422		2,524

Long-term debt		1,738,643		91,309		152,466		167,046		1,327,822
Satellite transponder obligation		111,696		7,978		18,973		23,854		60,891
Transmission rights(1)		84,208		53,734		27,842		2,632

Total contractual obligations	U.S.	$1,934,547	U.S.	$153,021	U.S.	$199,281	U.S.	$193,532	U.S.	$1,388,713

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet
     The following table summarizes our contractual obligations off the balance sheet as of December 31, 2006:

	Payments Due by Period
		Less Than
		12 Months	12-36 Months	36-60 Months	After
		January 1,	January 1,	January 1,	60 Months
		2007 to	2008 to	2010 to	Subsequent to
		December 31,	December 31,	December 31,	December 31,
	Total	2007	2009	2011	2011
		(thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S. $63,486	U.S. $14,707	U.S. $24,375	U.S. $10,678	U.S. $13,726
Capital expenditures commitments(2)	23,765	23,765	—	—	—
Guarantees(3)	11,426	11,426	—	—	—
Lease commitments(4)	161,403	9,769	17,149	15,598	118,887
Other(5)	141,932	101,003	40,929	—	—

Total contractual obligations	U.S. $402,012	U.S. $160,670	U.S. $82,453	U.S. $26,276	U.S. $132,613

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)	Our commitments for capital expenditures include U.S.$7,900, which are related to improvements to leasehold facilities of our Gaming operations.

(3)	In connection with the disposal of our investment in PanAmSat in 1997, we granted collateral to secure certain indemnification obligations. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimis amount. The collateral agreement is expected to be terminated in 2007.

(4)	Our minimum lease commitments for facilities under operating lease contracts, which are primarily related to our Gaming Business, and which relate to leases with maturities between 2021 and 2046. See Note 11 to our year-end financial statements.

(5)	We have commitments of capital contributions in 2007 and 2008 related to our 40% equity interest in La Sexta in the aggregate amount of approximately 76.5 million euros (U.S.$101,003) and 31.0 million euros (U.S.$40,929), respectively.

Item 6. Directors, Senior Management and Employees
Board of Directors
     The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 27, 2007 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A., former Member of the Board of Teléfonos de México, S.A.B. de C.V. and former Vice Chairman of the Board of Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa and former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	April 1998

María Asunción Aramburuzabala Larregui (05/02/63)	Chief Executive Officer of Tresalia Capital, S.A. de C.V.	Vice Chairwoman of the Board and Member of the Executive Committee of Grupo Modelo, S.A.B. de C.V. and Member of the Boards of Grupo Financiero Banamex, S.A. de C.V., Banco Nacional de México, S.A. and América Móvil, S.A.B. de C.V.	July 2000

Pedro Aspe Armella (07/07/50)	Chairman of the Board and Chief Executive Officer of Evercore/Protego Asesores, S.A. de C.V.	Member of the Boards of The McGraw-Hill Companies and Xignux and former Member of the Board of Vector Casa de Bolsa, S.A. de C.V.	April 2003

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Board, Member of the Executive Committee and Secretary to the Audit and Corporate Practices Committee of Grupo Televisa	Former Assistant Secretary of the Board and Legal Advisor to Televisa, S.A. de C.V.	December 1990

José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television and Member of the Executive Committee of Grupo Televisa	Former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	April 1998

Alberto Bailleres González (08/22/31)	President of Grupo Bal, S.A. de C.V.	Member of the Boards of Valores Mexicanos, Casa de Bolsa, S.A. de C.V., Desc., S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), Grupo Financiero BBVA Bancomer, S.A. de C.V., Industrias Peñoles, S.A.B. de C.V., Grupo Nacional Provincial, S.A.B., Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo GNP, S.A. de C.V., Aseguradora Porvenir GNP, S.A. de C.V. and President of the Board of Governors of the Instituto Tecnológico Autónomo de México, A.C. (ITAM)	April 2005

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Manuel Jorge Cutillas Covani (03/01/32)	Director of Grupo Bacardi Limited	Member of the Board of Bacardi Limited and former Chairman of the Board of Bacardi Limited	April 1994

José Antonio Fernández Carbajal (2/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano, S.A.B. de C.V. and Coca-Cola Femsa, S.A.B. de C.V.	Member of the Boards of BBVA Bancomer, S.A., Grupo Industrial Saltillo, S.A.B. de C.V., Industrias Peñoles, S.A.B. de C.V., and Grupo Industrial Bimbo, S.A.B. de C.V.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, S.A.B. de C.V.	Member of the Boards of Anheuser-Busch Companies, Inc., Grupo Financiero Santander, S.A.B. de C.V. and Emerson Electric, Co. Member of the Board and Partner of Finacless Mexico, S.A.B. de C.V. and Partner and CEO of Tenedora San Carlos, S.A. de C.V.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former President of the Mexican Chamber of Television and Radio Broadcasters and Deputy to the President of Grupo Televisa	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board and Chief Executive Officer of Kimberly-Clark de México, S.A.B. de C.V.	Member of the Boards of Kimberly-Clark Corporation, General Electric Co., Kellogg Company, Home Depot, Inc., Alfa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V. and Investment Company of America, and former President of the Mexican Business Council	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México, S.A.	Former Chief Executive Officer of Banco Nacional de México, S.A. and Member of the Boards of Citigroup, Inc., Gruma, S.A.B. de C.V., Grupo Financiero Banamex Accival, S.A. de C.V., and the Nature Conservancy and World Monuments Fund	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros y Videos, S.A. de C.V.	Director and Partner of Editorial Vuelta, S.A. de C.V.	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board, Chief Executive Officer and President of Grupo México, S.A.B. de C.V.	Chairman of the Board and Chief Executive Officer of Southern Copper Corporation and Grupo Ferroviario Mexicano, S.A. de C.V., former Chairman of the Board and former Chief Executive Officer of Asarco Incorporated and former Member of the Boards of Banco Nacional de México, S.A. and Bolsa Mexicana de Valores, S.A. de C.V.	April 1999

Gilberto Pérezalonso Cifuentes (03/06/43)	Member of the Audit and Corporate Practice Committee of Grupo Televisa	Former Chief Executive Officer of Aerovias de Mexico, S.A. de C.V., and former Chief Executive Officer of Corporación GEO, S.A.B. de C.V. Former Member of the Boards of Grupo Gigante, S.A.B. de C.V. Southern Peru Copper Corporation and Afore Banamex, S.A. Member of the Boards of Consorcio Aeroméxico S.A.B de C.V. and Telefónica Móviles México	April 1998

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Stockholder of Grupo TV Promo, S.A. de C.V. and former Advisor to former Mexican President Ernesto Zedillo	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Fernando Senderos Mestre (03/03/50)	Chairman of the Board and Chief Executive Officer of DESC, S.A.B. de C.V.	Member of the Boards of Teléfonos de México, S.A.B. de C.V., Alfa, S.A.B. de C.V., Kimberly-Clark de México, S.A.B. de C.V. and Industrias Peñoles, S.A.B. de C.V.	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Executive Vice President and Managing Director of Allen & Company LLC	Member of the Boards of Pics Retail Networks, Coca-Cola Femsa, S.A.B. de C.V., Cinemark USA Inc. and Non Traditional Media	April 2001

Lorenzo H. Zambrano Treviño (03/27/44)	Chairman of the Board and Chief Executive Officer of Cemex, S.A.B. de C.V.	Member of the Boards of Alfa, S.A.B. de C.V., IBM, Citigroup, Allianz, Grupo Financiero Bancomer, S.A. de C.V. Empresas ICA, Sociedad Controladora, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. and Vitro, S.A.B. de C.V.	April 1999

Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Juan Pablo Andrade Frich (06/05/64)	Asset Manager of Tresalia Capital, S.A. de C.V.	Former Member of the Boards of Televicentro and Empresas Cablevisión, S.A.B. de C.V.	July 2000

Lucrecia Aramburuzabala Larregui de Fernandez (03/29/67)	Private Investor	Former employee of Tresalia Capital, S.A. de C.V. and Member of the Board of Grupo Modelo, S.A.B. de C.V. and former Member of the Board of Televicentro	July 2000

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television, Former Legal Director of Grupo Televisa and former associate at Martínez, Algaba, Estrella, De Haro y Galván-Duque, S.C.	April 2000

Rafael Carabias Príncipe (11/13/44)	Chief Financial Officer of Gestora de Inversiones Audiovisuales La Sexta, S.A.	Former Member of the Boards of Promecap, S.C. and Grupo Financiero del Sureste, S.A., former Director of Corporate Finance of Scotiabank Inverlat, S.A. and former Vice President of Administration of Grupo Televisa	April 1999

Francisco José Chévez Robelo (07/03/29)	Retired Partner of Chévez, Ruiz, Zamarripa y Cía., S.C. and Chairman of the Audit and Corporate Practices Committee of Grupo Televisa and Empresas Cablevisión, S.A.B.	Member of the Board of Empresas Cablevisión, S.A.B. de C.V. and former Partner of Chévez, Ruíz, Zamarripa y Cía., S.C.	April 2003

José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruíz, Zamarripa y Cía., S.C.	Former Member of the Boards of Alexander Forbes, S.A. de C.V. and Afore Bital, S.A.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	Vice President of Newscasts of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C.	April 2000

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión, S.A.B.	Former Tax Vice President of Grupo Televisa and Former Tax Director of Wal-Mart de México, S.A.B. de C.V.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C.	April 2002
     María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernández González is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of María Asunción Aramburuzabala Larregui.
     María Asunción Aramburuzabala Larregui and Carlos Fernández González were beneficiaries of the Investor Trust, which before August 17, 2005 was one of our major stockholders through the ownership of 5.15% of the total issued and outstanding Shares. These Shares were then held in the Stockholder Trust. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. Pursuant to the Stockholder Trust agreement, the Investor Trust was entitled to nominate one individual to our Board of Directors so long as the Shares it held through the Stockholder Trust constituted more than 2% of the total issued and outstanding Shares. See “Major Stockholders and Related Party Transactions — The Major Stockholders” for a further discussion of the rights of the Investor Trust.

Our Board of Directors
     General. The management of our business is vested in our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be “independent directors” under Mexican law (as described below), with the same number of alternate directors. The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:
•	our principals, employees or managers, as well as the statutory auditors, or comisarios, of our subsidiaries, including those individuals who have occupied any of the described positions within a period of 12 months preceding the appointment;

•	individuals who have significant influence over our decision making processes;

•	controlling stockholders, in our case, the beneficiaries of the Stockholder Trust;

•	partners or employees of any company which provides advisory services to us or any company which is part of the same economic group as we are and that receives 10% or more of its income from us;

•	significant clients, suppliers, debtors or creditors, or members of the Board or executive officers of any such entities; or

•	spouses, family relatives up to the fourth degree, or cohabitants of any of the aforementioned individuals.
     Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 27, 2007 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30 day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors, without the approval of the stockholders meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2007 annual stockholders’ special and general meetings, which were held on April 27, 2007.
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
     Meetings; Actions Requiring Board Approval. Our bylaws provide that our Board must meet at least once a quarter, and that our Chairman, 25% of the Board, our Secretary or alternate Secretary or the Chairman of the Audit and Corporate Practices Committee may call for a Board meeting.
     Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among other matters:
•	our general strategy;

•	with input from the Audit and Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements and those of our subsidiaries, (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets; or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors; and (vi) accounting policies, within GAAP;

•	creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the stockholders or the Board;
•	matters related to antitakeover provisions provided for in our bylaws; and

•	the exercise of our general powers in order to comply with our corporate purpose.
     Duty of Care and Duty of Loyalty. The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care requires our directors to act in good faith and in the best interests of the company. In carrying out this duty, our directors are required to obtain the necessary information from the Chief Executive Officer, the executive officers, the external auditors or any other person to act in the best interests of the company. Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violating their duty of care.
     The duty of loyalty requires our directors to preserve the confidentiality of information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is breached if a stockholder or group of stockholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also breached, among other things, by (i) failing to disclose to the Audit and Corporate Practices Committee or the external auditors any irregularities that the director encounters in the performance of his or her duties; or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.
     Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.
     Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by us, or by stockholders representing 5% or more of our capital stock, and criminal actions only may be brought by the Mexican Ministry of Finance, after consulting with the Mexican National Banking and Securities Commission. As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which could not be subject to reasonable doubt, (iii) selected the most adequate alternative in good faith or if the negative effects of such decision could not have been foreseeable, and (iv) complied with stockholders’ resolutions provided the resolutions do not violate applicable law.
     The members of the board are liable to our stockholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws.
     In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our Board of Directors, which shall act through an Audit and Corporate Practices Committee for such purposes, and to our external auditor. The Audit and Corporate Practices Committee (together with the Board of Directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Companies Law.
     Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and Gilberto Pérezalonso Cifuentes. These members were elected at our ordinary stockholders’ meeting held on April 27, 2007 and Board of Directors Meeting held on October 27, 2006. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and the board of directors appoints the remaining members.
     The Audit and Corporate Practices Committee is responsible for, among other things: (i) supervising our external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the Board of Directors of our internal controls and their adequacy, (iv) requesting reports of our Board of Directors and executive officers whenever it deems appropriate, (v) informing the Board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the stockholders, directors, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling stockholders’ meetings, (viii) supervising the activities of our Chief Executive Officer, (ix) providing an annual report to the Board of Directors, (x) providing opinions to our Board of Directors, (xi) requesting and obtaining opinions from independent third parties and (xii) assisting the Board in the preparation of annual reports and other reporting obligations.
     The Chairman of the Audit and Corporate Practices Committee, shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include, among other things (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with stockholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.
     Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general stockholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez, José Antonio Bastón Patiño, Julio Barba Hurtado, and Alejandro Quintero Iñiguez.
Executive Officers
     The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A., former Member of the Board of Teléfonos de México, S.A.B. de C.V. and former Vice Chairman of the Board of Univision	March 1997

In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa, Member of the Board and of the Executive Committee of Grupo Televisa, former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	January 2004

Félix José Araujo Ramírez (03/20/51)	President of Telesistema Mexicano, S.A. de C.V.; Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Operations, Technical Service and Television Production of Grupo Televisa	Former Vice President of Operations — Televisa Chapultepec, former Vice President of Administration — Televisa San Angel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

Name and Date of Birth	Principal Position	Business Experience	First Appointed
José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	February 2001

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión	Former General Manager of Pay Television Networks of Grupo Televisa	February 2003

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy to the President of Grupo Televisa, member of the Board and of the Executive Committee of Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Eduardo Michelsen Delgado (03/03/71)	Chief Executive Officer of Editorial Televisa and Vice President of Editorial Televisa International	Former Vice President of Operations of Editorial Televisa International Former General Director – Grupo Semana Former Project Director – McKinsey & Co.	January 2002

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Televisa	March 1992

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, Stockholder and Member of the Board of Grupo TV Promo, S.A. de C.V. and former advisor to former Mexican President Ernesto Zedillo	April 1998

Francisco Javier Mérida Guzmán (07/31/67)	Chief Executive Officer of Sistema Radiópolis	Former General Director of Cadena SER Former National Sales Manager of Cadena SER	October 2006

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer of Innova	Former Vice President of Corporate Finance of Grupo Televisa and former Managing Director of JPMorgan Chase	January 2004
Compensation of Directors and Officers
     For the year ended December 31, 2006, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps. 402 million (U.S.$36.5 million using the Interbank Rate, as reported by Banamex, as of December 31, 2006).
     We made Ps.92.1 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2006. Projected benefit obligations as of December 31, 2006 were approximately Ps.56.3 million.
     In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long Term Retention Plan. See —"Stock Purchase Plan'' and "Long Term Retentions Plan."
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
     According to this program, we require, under certain circumstances, that certain authorized Key Personnel use aircrafts, either owned or leased by us, for non-business, as well as business travel for our benefit rather than as a personal benefit. The use of such aircrafts is carried out in accordance with, among others, our “Política de Seguridad” policy, which establishes guidelines under which authorized Key Personnel may use such aircrafts for personal purposes. If the use of such aircrafts for personal purposes exceeds the specified number of hours, the relevant Key Personnel must reimburse us for the cost of operating the aircrafts during the excess time of use. The aggregate amount of compensation set forth in “— Compensation of Directors and Officers” does include the cost to us of providing this service.
     In addition, certain Key Personnel is provided with security systems and equipment for their residences and/or automobiles and with security advice and personal protection services at their residences. The use of these security services is provided in accordance with our “Política de Seguridad” policy. The cost of these systems and services are incurred as a result of business-related concerns and are not considered for their personal benefit. As a result, the Company has not included such cost in “— Compensation of Directors and Officers”.
Stock Purchase Plan
     Pursuant to the terms of our stock purchase plan, as amended, we may grant eligible participants, who consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. Our stockholders have authorized the allocation of up to 8% of our capital stock to this and any other plans we may establish from time to time for the benefit of our employees. See “— Long-Term Retention Plan”. Pursuant to the stock purchase plan, the exercise or sale prices of the CPOs and/or CPO equivalents are based on then current market prices at the time the options are granted or the conditional sale agreement is executed. We have implemented the stock purchase plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.
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
     As of March 2004, allocations and conditional sale agreements have been made or executed with respect to approximately 118 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 to Ps.19.10 (approximately U.S.$1.01 to U.S.$1.73) per CPO (in certain cases, adjusted upwards by a specified percentage ranging from 2% to 6%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30.0 million CPOs vested in February 2003, approximately 17.5 million CPOs vested in March 2004, approximately 17.5 million CPOs vested in March 2005, approximately 9.5 million CPOs vested in July 2005, approximately 18.7 million vested in March 2006, approximately 10.7 million vested in July 2006, approximately 3.7 million vested in November 2006 and approximately 0.7 million vested in March 2007. Rights to the remaining CPOs currently vest no later than 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired or are terminated. See Notes 12 and 24 to our year-end financial statements, included elsewhere in this annual report.
     In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2006, approximately 69 million CPOs transferred to employee plan participants have been sold in open market transactions. Additional sales took place during the three-months ended March 31, 2007, and will continue to take place during or after 2007.
Long-Term Retention Plan
     At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, which supplements our existing stock purchase plan. At the meeting, our stockholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our stockholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. One of these special purpose trusts currently owns approximately 133.8 million CPOs or CPO equivalents, of which approximately 50% are in the form of CPOs and the remaining 50% are in the form of A, B, D and L Shares. During 2006, approximately 9.7 million CPOs were early vested. We estimate that the remaining CPOs and CPOs equivalents will become granted and/or vested in periods between 2008 and 2023. Pursuant to our Long-Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our stockholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market. As of December 31, 2006, approximately 1.9 million CPOs transferred to employee plan participants have been sold in the open market. Additional sales took place during the three months ended on March 31, 2007, and will continue to take place during or after 2007.
     In April 2007, the Board of Directors, with the input from the Audit and Corporate Practices Committee, reviewed the compensation of our Chief Executive Officer and determined to include our Chief Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future. See “—Compensation of Directors and Officers.” As a consequence thereof, as of May 2007, the Chief Executive Officer was awarded, under the Long-Term Retention Plan, approximately 5.5 million CPOs or CPO equivalents, either in the form of CPOs or shares, to be exercised at a price of approximately Ps.60.65 per CPO (subject to adjustments depending on the result of operations of the Company). The CPOs granted to the Chief Executive Officer may be exercised in 2010, 2011 and 2012. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.
     As of May 2007, awards under the Long-Term Retention Plan have been granted or reserved with respect to approximately 51.3 million CPOs or CPO equivalents, either in the form of CPOs or Shares, of which rights with respect to approximately 37.7 million CPOs or CPO equivalents shall vest between 2008 and 2010 at a price of approximately Ps.13.45 per CPO and rights with respect to approximately 6 million CPOs or CPO equivalents shall vest between 2010 and 2012 as described in the above paragraph. The remaining 7.6 million CPOs or CPO equivalents may be exercised at a price of approximately Ps.28.05 per CPO in periods commencing in 2008 and ending in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by Government liquid securities). Pursuant to the resolutions adopted by our stockholders’ meeting, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.
Share Ownership of Directors and Officers
     Share ownership of our directors, alternate directors and executive officers is set forth in the table under “Major Stockholders and Related Party Transactions — Related Party Transactions”. Except as set forth in this table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.
Employees and Labor Relations
     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2006:

	Year Ended December 31,
	2004	2005	2006
Total number of employees	14,140	15,076	16,205
Category of activity:
Employees	14,104	15,042	16,170
Executives	36	34	35
Geographic location:

	Year Ended December 31,
	2004	2005	2006
Mexico	12,769	13,680	14,629
Latin America (other than Mexico)	965	954	1,131
U.S	398	435	437
Spain	8	7	8
     As of December 31, 2004, 2005 and 2006, approximately half of our employees were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7. Major Stockholders and Related Party Transactions
     The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2007. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Share Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	43.7%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.1%
Inbursa Trust(3)	1,657,549,900	1.4%	1,458,643,912	2.5%	2,320,569,860	2.7%	2,320,569,860	2.7%	2.2%
Investor Trust(3)	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0%
Morgan Stanley Investment Management Inc.(4)	3,677,147,625	3.0%	3,235,889,910	5.6%	5,148,006,675	5.9%	5,148,006,675	5.9%	4.9%
Capital Research and Management Co. (5)	3,250,400,000	2.7%	2,860,352,000	5.0%	4,550,560,000	5.2%	4,550,560,000	5.2%	4.3%
Cascade Investment, L.L.C.(6)	3,173,600,000	2.6%	2,792,768,000	4.9%	4,443,040,000	5.1%	4,443,040,000	5.1%	4.2%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2007. The number of shares issued and outstanding for legal purposes as of May 31, 2007 was 62,461,173,050 series A Shares, 54,965,832,284 series B Shares, 87,445,642,270 series D Shares and 87,445,642,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of May 31, 2006 was 60,007,307,400 series A Shares, 52,806,430,512 series B Shares, 84,010,230,360 series D Shares and 84,010,230,360 series L Shares in the form of CPOs, and an additional 52,915,848,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of May 31, 2007 does not include: (i) 31,319,122 CPOs and an additional 516,887,975 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 66,835,504 CPOs and an additional 5,493,876,435 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Notes 2 and 12 to our year-end financial statements.

(2)	Except indirectly through the Stockholder Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See “Management — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Stockholder Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the Report on Form 13F filed on March 31, 2007 by Morgan Stanley Investment Management, Inc.

(5)	Based solely on information included in the Report on Form 13F filed on March 31, 2007 by Capital Research and Management Co.

(6)	Based solely on information included in the Report on Form 13F filed on March 31, 2007 by Cascade Investment, LLC.
The Major Stockholders
     Approximately 45.02% of the outstanding A Shares, 2.66% of the outstanding B Shares, 2.78% of the outstanding D Shares and 2.78% of the outstanding L Shares are held through the Stockholder Trust, including shares in the form of CPOs. The beneficiaries of the Stockholder Trust are a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, and a trust for the benefit of Promotora Inbursa, S.A. de C.V., or the Inbursa Trust. Promotora Inbursa, S.A. de C.V. is an indirect subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V.
     On August 17, 2005, a trust for the benefit of María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, Maria de las Nieves Fernández González, Antonino Fernández Rodríguez and Carlos Fernández González (the “Investor Trust”) released its Shares held in the Stockholder Trust, which represented 19.84% of the Shares held then through the Stockholder

Trust. On July 1, 2005 the Inbursa Trust released 15,514,667,113 Shares from the Stockholder Trust, which represent two-thirds of the Shares it held through the Stockholder Trust before July 1, 2005.
     The Azcárraga Trust beneficially owns 87.29% of the Televisa shares held through the Stockholder Trust and the Inbursa Trust beneficially owns 12.71% of the Televisa shares held through the Stockholder Trust.
     The Televisa shares held through the Stockholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members — three appointed by the Azcárraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. On August 17, 2005, the Investor Trust released all of its shares held in the Stockholder Trust. Accordingly, the Investor Trust is no longer entitled to appoint a member of the Technical Committee. Therefore, decisions by the Technical Committee shall be approved by members appointed by the Azcárraga Trust and the Inbursa Trust. Accordingly, except as described below, Emilio Azcárraga Jean will control the voting of the shares held through the Stockholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Stockholder Trust for individuals designated by Mr. Azcárraga Jean. The A Shares held through the Stockholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcárraga Jean will have the ability to direct the election of eleven out of 20 members of our Board and in addition, since he controls the majority of A Shares, certain key matters including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws require his vote in favor.
     Pursuant to Televisa’s bylaws, holders of Series B shares are entitled to elect five out of 20 members of the Board of Directors. The Stockholder Trust regulates the manner in which stockholders participating in such trust are entitled to propose nominees as members of the Board of Directors to be elected by holders of Series B Shares. In accordance with the Stockholder Trust, the five nominees for which the trustee will vote the B Shares held by the Stockholder Trust are proposed by the stockholdrers participating in the Stockholders Trust, as follows (i) Emilio Azcárraga Jean is entitled to propose two nominees to be members of the Board of Directors elected by Series B Shares; (ii) the Investors Trust was entitled to propose one nominee, so long as the shares it held through the Stockholder Trust constituted more than 2% of the total issued and outstanding Televisa shares, however, on August 17, 2005, the Investor Trust released all of its shares held through the Stockholder Trust; and (iii) until the Inbursa Trust is entitled to release all its Televisa shares from the Stockholder Trust, and so long as the shares it holds through the Stockholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, the Inbursa Trust will be entitled to propose two nominees. In the event that one of the nominees proposed by the Inbursa Trust is not elected to our Board of Directors, then so long as Mr. Azcárraga Jean has the ability to direct the election of 11 Board members, the A Shares held through the Stockholder Trust will be voted for one individual nominated by the Inbursa Trust to serve on our Board.
     Because the B Shares held through the Stockholder Trust constitute only 2.66% of the total B Shares outstanding, there can be no assurance that individuals nominated by the Stockholder Trust beneficiaries will be elected to our Board.
     Pursuant to the arrangements constituting the Stockholder Trust, Emilio Azcárraga Jean agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Stockholder Trust on matters specifically set forth in the Stockholder Trust agreement, including increases or reductions in the capital stock of Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa’s Board of Directors, if different from Emilio Azcárraga Jean. Due to the Investor Trust releasing all the Shares it held through the Stockholder Trust on August 17, 2005, Emilio Azcárraga Jean is no longer obligated to consult on these matters with the Investor Trust. If the Inbursa Trust requests that shares be voted in a particular way on such a matter, and Mr. Azcárraga Jean declines to do so, the Inbursa Trust may immediately release its Televisa shares from the Stockholder Trust. These consultation rights will terminate if the Inbursa Trust ceases to be party to the Stockholder Trust or if it owns less than 2% of the total capital stock of Televisa.
     The beneficiaries of the Stockholder Trust will have only limited rights to transfer or pledge their trust interests without the consent of the other trust beneficiaries, but they may transfer freely to affiliated parties as defined in the Stockholder Trust Agreement.
     Except for two million CPOs which were released to the Fernández family immediately upon the completion of the Recapitalization, the Stockholder Trust beneficiaries were not permitted to release shares from the trust before July 1, 2005. Beginning July 1, 2005, the Investor Trust was permitted to release or sell any or all of its Shares from the Stockholder Trust. On August 17, 2005 the Investor Trust released all its Shares held in the Stockholder Trust. On January 13, 2006, a group of stockholders led by

María Asunción Aramburuzabala Larregui, sold approximately 60 million of our CPOs which were formerly held by the Investor Trust.
     Beginning on July 1, 2005, the Inbursa Trust was allowed to release or sell up to two-thirds of its Shares held in the Stockholder Trust and beginning on July 1, 2009 it will be allowed to release or sell its remaining Shares held in the Stockholder Trust. On July 1, 2005 the Inbursa Trust released 15,514,667,113 Shares from the Stockholders Trust which represented two-thirds of the Shares it held through the Stockholders Trust before July 1, 2005.
     In addition, as described above, if the Inbursa Trust requests that Shares be voted in a particular way on any matter specifically set forth in the Stockholder Trust Agreement, and Mr. Azcárraga Jean declines to do so, the Inbursa Trust may immediately release its Shares.
Related Party Transactions
     Transactions and Arrangements With Innova. In 2004, 2005 and 2006, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transactions described below. We hold a 58.7% equity interest in Innova through a consolidated joint venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our year-end financial statements). Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova.
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
     In connection with this transaction, we and the other equity owners also increased Innova’s capital by a de minimis amount. See “— Information on the Company – Business Overview— DTH Joint Ventures”.
     Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico, subject to some preexisting agreements with third parties. Innova paid us approximately Ps.385.0 million, Ps.405.0 million and Ps.658.6 million for these rights in 2004, 2005 and 2006, respectively. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services. In October 2004, we entered into new channel licensing agreements with Innova pursuant to which Innova will pay us a royalty fee to carry our over-the-air channel on its DTH service.
     In 2005 Innova, purchased from Televisa certain rights to the 2006 Soccer World Cup, including the rights to air all 64 games of the World Cup, out of which 34 were exclusively available to Sky subscribers. The cost of these rights plus production costs amounted to U.S.$19.0 million.
     Advertising Services. Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2004, 2005 and 2006, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps.136.9 million, Ps.143.0 million and Ps.150.0 million for advertising services in 2004, 2005 and 2006, respectively.

     Guarantees. We have guaranteed a portion of Innova’s payments to PanAmSat for transponder services on satellite IS-9 (formerly PAS-9). Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the IS-9 satellite through September 2015. As of December 31, 2004, 2005 and 2006, we had guaranteed payments in the amount of U.S.$111.8 million, U.S.$101.4 million and U.S.$104.8 million respectively, which represented 51% of Innova’s obligations to PanAmSat at the end of each of 2004 and 2005 and 58.7% of Innova’s obligations to PanAmSat at the end of 2006. See “Information on the Company – Business Overview— DTH Joint Ventures”. See Note 11 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to PanAmSat. We have also guaranteed 100% of Innova’s payment obligation under both the Ps.2.1 billion, 10-year bank loan with Banamex, as well as the Ps. 1.4 billion, 10-year bank loan with Banco Santander Serfin, S.A., or Santander.
     In July 2005, we entered into a long-term credit agreement with Innova in the aggregate principal amount of Ps.1,012,000, with a partial maturity (50%) in 2010 and the remainder in 2011, and interest of 10.55% per annum payable on a monthly basis. The proceeds from the credit agreement were used to prepay all of the outstanding amounts under a long-term credit agreement entered into in December 2004 between Innova and a Mexican bank in the same principal amount, and with the same maturity and interest conditions. In November 2005, Innova prepaid Ps.512 million of this loan at par and no penalty was incurred. In November 2006, Innova prepaid the Ps.500 million outstanding amount of this loan. No penalties were incurred and the payment was done with Innova’s cash on hand.
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
     For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2005, see Note 16 to our year-end financial statements and Note 9 to Innova’s year-end financial statements. See also “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and Expect to Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income” and “— Overview — DTH Joint Ventures — Mexico”.
     Transactions and Arrangements With MCOP. In November 2005, DIRECTV purchased all of our equity interest in MCOP, a DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil. Prior to that sale, in 2003, 2004 and 2005, we engaged in various transactions with MCOP, including, without limitation, the transactions described below. See “Information on the Company — Business Overview — DTH Joint Ventures — Mexico”.
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
     Guarantees. Until October 2004, we had guaranteed MCOP’s payments to PanAmSat for transponder services on PAS-6B in proportion to our respective ownership interest in MCOP, which was 30%. MCOP was obligated to pay a monthly service fee of U.S.$3.0 million to PanAmSat for satellite signal reception and retransmission service from transponders on the PAS-6B satellite through 2014. In October 2004, in conjunction with a series of agreements entered into by us with DIRECTV and News Corp., we were released from our satellite transponder guarantee, which, as of December 31, 2004, amounted to approximately Ps.371.7 million.

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
     Guarantees. Until October 2005, we guaranteed 36% of TechCo’s payments in respect of its capital lease obligations. TechCo was obligated to make payments under its capital leases with various maturities between 2005 and 2007 for an aggregate amount of U.S.$27.4 million in respect of its capital lease obligations. As of December 31, 2004, we had guaranteed payments by TechCo in the aggregate amount of U.S.$9.9 million.
     For additional information concerning transactions with TechCo, see Note 2 to our year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico”.
     Transactions and Arrangements With Univision. In 2004, 2005 and 2006 we engaged in, and we expect that we will continue to engage in, certain transactions with Univision. Until recently, we owned 39,289,534 shares and warrants representing an approximate 11.3% equity stake in Univision, on a fully diluted basis. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”, “— Information on the Company – Business Overview— Univision” and Note 16 to our year end financial statements.
     In April 2006, we designated Ricardo Maldonado Yañez, Secretary to our Board of Directors, as a director of Univision. As of the closing of the acquisition of Univision on March 29, 2007, we lost our right to designate a member to the board of directors of Univision. Accordingly, Ricardo Maldonado Yañez resigned from the Univision board of directors.
     Transactions and Arrangements With Vuela. Pursuant to a license agreement between Televisa and Vuela, we granted Vuela the right to broadcast some of our television programs in the audio and video systems installed in Vuela’s aircrafts, facilities, and vehicles. Under this license agreement Vuela pays Televisa a monthly royalty in the amount of Ps.100,000. In addition, Televisa entered into an agreement with Vuela pursuant to which Televisa sells airplane screen advertising to be aired in the audio and video systems installed in Vuela’s aircrafts. Televisa pays Vuela a monthly fixed consideration of Ps.100,000 and a variable consideration of 15% of the revenues obtained by Televisa from such airplane screen sales. During 2006, Televisa paid Vuela the amount of Ps.389,935 as variable consideration under such agreement. We believe that such amount is comparable to those paid to third parties in these types of transactions.
     We entered into a lease agreement with Vuela pursuant to which Vuela leases approximately 2000 meters of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City. Under this lease agreement, Vuela pays Televisa a monthly fixed consideration of U.S.$8,000 and an additional variable consideration of approximately U.S.$7,500 depending on the total fraction actually used by Vuela during each month. We believe that such amounts are comparable to those paid to third parties in these types of transactions.
     Transactions and Arrangements With Our Directors and Officers. On June 1, 2004, Servicios Profesionales, a company controlled by Emilio Azcárraga Jean, purchased a 5% interest of Más Fondos from Corporativo Vasco de Quiroga, S.A. de C.V., one of our subsidiaries at that time. The total consideration that Servicios Profesionales paid in connection with this acquisition was Ps.500,000. We received authorization for this transaction from the CNBV on June 28, 2004. For additional information concerning Más Fondos see “— Information on the Company – Business Overview— Investments — Mutual Fund Venture”.
     On May 31, 2000, we made a personal loan in the amount of U.S.$150,000 to Jorge Eduardo Murguía Orozco, one of our executive officers. The aggregate principal amount of this loan, together with accrued interest, was repaid in full by Mr. Murguía in June 2004.
     Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “—Directors, Senior Management and Employees—Stock Purchase Plan” and “—Long-Term Retention Plan.”

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders
     Production Services. FV Productions, LLC., a television production company owned by Ultra Enterprises, Inc. and Ultra Enterprises II, LLC, provides, from time to time, production services as required by Televisa, S.A. de C.V. Ultra Enterprises, Inc. and Ultra Enterprises II, LLC are currently controlled by Grupo Televicentro, S.A. de C.V., or Televicentro, where Mr. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, acts as a stockholder. FV Productions, LLC has provided Televisa the following production services: (i) during 2004, production services for the production of a telenovela entitled “Inocente de Ti”, which consisted of 135 episodes and had a cost of U.S.$5,640,482.76; (ii) during 2004 and ending in 2005, production services for the production of a telenovela entitled “El Amor no Tiene Precio”, which consisted of 279 episodes and had a cost of U.S.$11,280,007.00; and (iii) during 2006 and ending in 2007, production services for the production of a telenovela entitled “Las Dos Caras de Ana”, which consisted of 120 episodes and had a cost of U.S.$7,711,682.00. As of today, FV Productions, LLC provides Televisa production services for the production of a telenovela entitled “Quiero Contigo”, which consists of 120 episodes and has a cost of U.S.$7.2 million. We believe that the fees paid by Televisa to FV Productions, LLC for the referred production services are comparable to those paid to third parties for these types of services. In addition, in June 2004, Televicentro granted Televisa a call option to require Televicentro to sell and Televisa granted Televicentro a put option to require Televisa to purchase, shares representing all of the outstanding equity interest of Ultra Enterprises, Inc. owned by Televicentro or by its subsidiary TVC Holdings U.S.A, LLC at the time of exercise of the option. The options may be exercised at any time prior to June 30, 2009 for a price equal to 3.6 times the average of the operating income before depreciation and amortization of Ultra Enterprises, Inc. for the two years prior to the exercise of the option.
     Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2004, 2005 and 2006 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. has provided us with such services in 2006 and we expect to continue these arrangements through 2007.
     Loans from Banamex. From time to time in the past and in 2003, 2004, 2005 and 2006, Banamex made loans to us, Televicentro and several other of our affiliates, including Innova, and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates, including Innova, on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the Board of Banamex. Mr. Hernández is also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Treviño, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.
     Advertising Services. Two of our directors, María Asunción Aramburuzabala Larregui and Carlos Fernández González, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board of, as well as stockholders of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2004, 2005 and 2006, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
     Several other members of our current Board serve as members of the Boards and/or stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V. and Teléfonos de México, S.A.B. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2004, 2005 and 2006, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V. and TV Promo International, Inc. have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2006, TV Promo purchased unsold advertising from Televisa for a total of Ps.160.7 million.
     Agency Services. As of July 2005, Maximedios Alternativos, S.A. de C.V., or Maximedios, a Mexican company, was appointed as sales agent of Televisa for the sale of in-store television advertising, airplane screen advertising, sponsorship of our soccer teams, as well as pay-tv advertising sales (which includes Innova, Televisa Networks, and Cablevision). Televisa, Innova, Televisa Networks and Cablevision, respectively pay Maximedios 15% of the revenues from advertising sales made on their behalf and Televisa pays Maximedios 15% of the revenues from airplane screen sales and in-store advertising and 5% of the revenues from sponsorships. Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing jointly with other members of his family, are majority stockholders and members of the Board of Grupo TV Promo, S.A. de C.V. and Producción y Creatividad Musical, S.A. de C.V., companies that have a majority interest in Maximedios.
     Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as indirect stockholder. During 2005 and 2006, Televisa and the aforementioned affiliates, paid Maximedios the amount of Ps.19.8 million and Ps.109.8 million, respectively, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.
     Legal and Advisory Services. During 2004, 2005 and 2006, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 16 to our year-end financial statements.
Potential Sale of Property. We recently entered into a Letter of Intent with Icon Servicios Administrativos, S. de R.L. de C.V., or Icon, related to a possible sale to Icon of a portion of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City for a purchase price preliminarily estimated to be approximately U.S.$80 million. A stockholder of Icon is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcárraga Jean, our Chief Executive Officer and Chairman of the Board. This potential sale is subject to a number of closing conditions and regulatory approvals as well as obtaining a third party appraisal, and no assurances can be given that this potential sale will be consummated.

Item 8. Financial Information
     See “Item 18 — Financial Statements” and pages F-1 through F-63, which are incorporated herein by reference.
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

	Nominal Pesos per CPO(1)
	High		Low
2002	Ps.	22.31	Ps.	12.44
2003	Ps.	23.56	Ps.	12.63
2004	Ps.	34.93	Ps.	22.22
First Quarter		26.35		22.22
Second Quarter		26.74		22.73
Third Quarter		30.15		24.82
Fourth Quarter		34.93		30.24
December		34.86		32.71
2005	Ps.	44.13	Ps.	29.20
First Quarter		36.27		31.67
Second Quarter		34.27		29.20
Third Quarter		39.23		33.40
Fourth Quarter		44.13		36.51
December		44.13		41.67
2006	Ps.	60.88	Ps.	37.67
First Quarter		44.96		40.49
Second Quarter		49.72		37.67
Third Quarter		47.00		39.89
Fourth Quarter		60.88		46.17
December		60.88		57.88
2007 (through June 22, 2007)	Ps.	68.10	Ps.	58.50
First Quarter		66.68		58.50
January		64.98		58.50
February		66.68		61.10
March		65.90		58.99
Second Quarter (through June 22, 2007)		68.10		58.64
April		68.10		61.50
May		65.44		60.34
June (through June 22, 2007)		62.06		58.64

(1)	Source: Mexican Stock Exchange.

     The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High		Low
2002	U.S.$	12.1625	U.S.$	6.075
2003	U.S.$	10.5675	U.S.$	5.815
2004	U.S.$	15.6625	U.S.$	9.8075
First Quarter		11.835		10.02
Second Quarter		11.915		9.8075
Third Quarter		13.225		10.8975
Fourth Quarter		15.6625		13.31
December		15.6625		14.3825
2005	U.S.$	20.775	U.S.$	13.1875
First Quarter		16.39		14.125
Second Quarter		15.5225		13.1875
Third Quarter		18.165		15.5825
Fourth Quarter		20.775		16.7025
December		20.775		19.935
2006	U.S.$	28.20	U.S.$	16.38
First Quarter		21.35		18.77
Second Quarter		22.87		16.38
Third Quarter		21.51		18.11
Fourth Quarter		28.20		21.13
December		28.20		26.65
2007 (through June 22, 2007)	U.S.$	31.14	U.S.$	26.35
First Quarter		30.12		26.35
January		29.48		27.00
February		30.12		27.23
March		29.82		26.35
Second Quarter (through June 22, 2007)		31.14		26.76
April		31.14		28.05
May		30.36		27.90
June (through June 22, 2007)		28.87		26.76

(1)	Source: NYSE.
     Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business.” There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of June 13, 2007, approximately 367,756,285 GDSs were held of record by 113 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan.”

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
     In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as stockholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary stockholders’ meeting, which was held on April 30, 2002. See “Additional Information 3/4 Bylaws 3/4 Other Provisions 3/4 Appraisal Rights and Other Minority Protections” and “Additional Information 3/4 Bylaws 3/4 Antitakeover Protections.”
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
     Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on the Mexican Stock Exchange must disclose any transactions through or outside of the Mexican Stock Exchange that result in exceeding 10% ownership stake of an issuer’s capital stock. These stockholders must also inform the CNBV of the results of these transactions the day after their completion. See “Additional Information — Mexican Securities Market Law.”
     Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more, shall disclose such transactions. The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of any ownership changes in shares of the company.

Item 10. Additional Information
Mexican Securities Market Law
     On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror’s ownership to 10% or more, but not more than 30%, of the company’s outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party’s ownership interest in a public company by 5% or more of the company’s outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to 30% or more, but not more than 50%, of the company’s voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to more than 50% of the company’s voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority stockholders than those afforded by law. See “— Bylaws — Antitakeover Protections.”
     On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law became effective on June 28, 2006 and in some cases allowed an additional period of 180 days (late December 2006) for issuers to incorporate in their by-laws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to stockholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (vii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.
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
     Pursuant to the new Mexican Securities Market Law:
•	members of a listed issuer’s board of directors,

•	stockholders controlling 10% or more of a listed issuer’s outstanding share capital,

•	advisors,

•	groups controlling 25% or more of a listed issuer’s outstanding share capital and

•	other insiders
must inform the CNBV of any transactions undertaken with securities of a listed issuer.
     In addition, under the new Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.
     The new Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico. Under the new law, tender offers may be voluntary or mandatory. All tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering stockholders. Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares. In calculating the intended purchase amount, convertible securities, warrants and derivatives the underlying security of which are such shares must be considered. The new law also permits the payment of certain amounts to controlling stockholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid in connection with non-compete or similar obligations. The new law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior stockholders of the issuer.
     The new Mexican Securities Market Law ratifies that public companies may insert provisions in their by-laws pursuant to which the acquisition of control of the company, by the company’s stockholders or third parties, may be prevented, if such provisions (i) are approved by stockholders without the negative vote of stockholders representing 5% or more of the outstanding shares, (ii) do not exclude any stockholder or group of stockholders, and (iii) do not restrict, in an absolute manner, the change of control.
Bylaws
     Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, and Audit and Corporate Practices Committee, see “Directors, Senior Management and Employees.”
Organization and Register
     Televisa is a sociedad anónima bursátil, or limited liability stock corporation, organized under the laws of Mexico in accordance with the Mexican Companies Law. Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, D.F., and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.
     We maintain a stock registry, and in accordance with Mexican law, we only recognize those holders listed in our stock registry as our stockholders. Our stockholders may hold their share in the form of physical certificates or through book-entries with institutions that have accounts with Indeval. The CPO Trustee is the holder of record for Shares represented by CPOs. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the CNBV.
Voting Rights and Stockholders’ Meetings
     Holders of A Shares. Holders of A Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint eleven members of our Board of Directors and the corresponding alternate directors. In addition to requiring approval by a majority of all Shares entitled to vote together on a particular corporate matter, certain corporate matters must be approved by a majority of the holders of A Shares voting separately. These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.
     Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the B Shares will be elected at a stockholders’ meeting that must be held within the first four months after the end of each year beginning in 2006.
     Holders of D Shares and L Shares. Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:
•	our transformation from one type of company to another;

•	any merger (even if we are the surviving entity);

•	extension of our existence beyond our prescribed duration;

•	our dissolution before our prescribed duration (which is currently December);

•	a change in our corporate purpose;

•	a change in our nationality; and

•	the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the National Registry of Securities, or NRS, and with any other Mexican or foreign stock exchange in which such shares or securities are registered.
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
     The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See “— Other Provisions — Appraisal Rights and Other Minority Protections.”
     Other Rights of Stockholders. Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Generally, the determination of whether a particular stockholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for stockholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the Audit Committee, the Corporate Practices Committee, or a Mexican court on behalf of those stockholders representing 10% of our capital stock could call a special meeting. A negative determination would be subject to judicial challenge by an affected stockholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed stockholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.
     General stockholders’ meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, its Secretary, or members of our Audit and Corporate Practices Committee. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the D Shares or L Shares or the securities representing these Shares with the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Stockholders may be represented at any stockholders’ meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law and in our bylaws.
     Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying their

CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the L Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the A Shares, B Shares and D Shares held in the CPO Trust. Voting rights in respect of these A Shares, B Shares and D Shares may only be exercised by the CPO Trustee. A Shares, B Shares and D Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, (a) will be voted at special meetings of A Shares, B Shares or D Shares, as the case may be, as instructed by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and (b) will be voted at any general meeting where such series has the right to vote in the same manner as the majority of the outstanding A Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. L Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted, at special meetings of L Shares and at general extraordinary meetings where L Shares have voting rights, as instructed by the Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the stockholders’ meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.
     As described in “Major Stockholders and Related Party Transactions,” A Shares held through the Stockholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Stockholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Stockholder Trust constitute 2.66% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.
     Holders of GDRs. Global Depositary Receipts, or GDRs evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.
     The Depositary will mail information on stockholders’ meetings to all holders of GDRs. At least six business days prior to the relevant stockholders’ meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares. Since the CPO Trustee must also receive voting instructions five business days prior to the stockholders’ meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions. Holders that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.
     Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D Shares represented by CPOs or attend stockholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs.” If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the underlying shares will be voted in the manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.
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
Dividend Rights
     At our annual ordinary general stockholders’ meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares voting together and a majority of the A Shares voting separately. Once our stockholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our stockholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares and B Shares voting together, and a majority of the A Shares voting separately, is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.
Preferential Rights of D Shares
     Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps. 0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:
•	first, to the payment of dividends with respect to the A Shares, the B Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend; and

•	second, to the payment of dividends with respect to the A Shares, B Shares, D Shares and L Shares, such that the dividend per share is equal.
     Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:
•	accrued but unpaid dividends in respect of their D Shares; plus

•	the theoretical value of their D Shares as set forth in our bylaws. See “— Other Provisions — Dissolution or Liquidation.”
Limitation on Capital Increases
     Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder’s existing Shares of that series. In addition, primary issuances of A Shares, B Shares, D Shares and L Shares in the form of CPOs may be limited under the Mexican Securities Market Law. As a result of grandfathering provisions, our existing CPO structure will not be affected by the amendments to the law. However, in the case of primary issuances of additional A Shares, B Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares may be required to be converted into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors. The vote of the holders of a majority of the A Shares is necessary to approve capital increases.
Preemptive Rights
     In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder’s existing proportionate holdings of shares of that series. Stockholders must exercise their preemptive rights within the time period fixed by our stockholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federación and in a newspaper of general circulation in Mexico City. Under Mexican law, stockholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.

     U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our stockholders’ meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.
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
     In order to comply with these restrictions, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a stockholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a “neutral investment” and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.
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

Other Provisions
     Forfeiture of Shares. As required by Mexican law, our bylaws provide that for L Shares and CPOs, our non-Mexican stockholders formally agree with the Foreign Affairs Ministry:
•	to be considered as Mexicans with respect to the L Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•	not to invoke the protection of their own governments with respect to their ownership of L Shares and CPOs.
     Failure to comply is subject to a penalty of forfeiture of such a stockholders’ capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholders’ rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Televisa. If the stockholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.
     Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in federal courts located in Mexico City.
     Duration. Our corporate existence under our bylaws continues until 2105.
     Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps. 0.00683551495 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.
     Redemption. Our bylaws provide that we may redeem our Shares with distributable profits without reducing our capital stock by way of a stockholder resolution at an extraordinary stockholders’ meeting. In accordance with Mexican law and our bylaws:
•	any redemption shall be made on a pro-rata basis among all of our stockholders;

•	to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the stockholders’ resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

•	any redeemed shares must be cancelled.
     Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our Shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our stockholders at a ordinary general stockholders’ meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased Shares remain in our possession or our capital stock if the repurchased Shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased Shares, if any. Any surplus is charged to the reserve for share repurchases. If the purchase price of the Shares is less than the theoretical value of the repurchased Shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased Shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased Shares cannot be represented at any stockholders’ meeting.
     Conflicts of Interest. Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict, with our interests may be liable for damages. The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as has been described in Item 6. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Audit and Corporate Practices Committee, must review and approve transactions and arrangements with related parties. See “Directors, Senior Management and Employees – Our Board of Directors – Meetings; Actions Requiring Board Approval.”
     Appraisal Rights and Other Minority Protections. Whenever our stockholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any stockholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, B Shares, D Shares or L Shares in an amount calculated in accordance with Mexican law. However, stockholders must exercise their appraisal rights within fifteen days after the stockholders’ meeting at which the matter was approved. Because the holders of L Shares and D Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See “— Voting Rights and Stockholders’ Meetings.”
     Because the CPO Trustee must vote at a general stockholders’ meeting, the A Shares, B Shares and D Shares held by non-Mexicans in the CPO Trust in the same manner as the majority of the A Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be), the A Shares, B Shares and D Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to A Shares, B Shares or D Shares. The CPO Trustee will exercise such other corporate rights at special stockholders’ meetings with respect to the underlying A Shares, B Shares and D Shares as may be directed by the Technical Committee of the CPO trust.
     The Mexican Securities Market Law and our bylaws include provisions that permit:
•	holders of at least 10% of our outstanding capital stock to request our Chairman of the Board or of the Audit and Corporate Practices Committee to call a stockholders’ meeting in which they are entitled to vote;

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 5% of our outstanding capital stock to bring an action for civil liabilities against our directors;

•	holders of at least 10% of our Shares that are entitled to vote and are represented at a stockholders’ meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any stockholder resolution.
     See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.” In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee, a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Stockholders’ Meetings.” As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Security Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.
Antitakeover Protections
     General. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of common Shares (as defined below) which, when coupled with common Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding common Shares, (ii) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group of competitors or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of Shares representing 10% or more of our outstanding Shares, and (iv) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be considered the beneficial owners of such Shares under our bylaws and will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs.
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
     Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns, (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares, (iii) the number and class/type of Shares it intends to acquire, (iv) the number and class/type of Shares it intends to grant or share a common interest or right, (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its stockholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition, (viii) if it has obtained any financing from one of its related parties for the payment of the Shares, (ix) the purpose of the intended acquisition, (x) if it intends to acquire additional common Shares in the future, which coupled with the current intended acquisition of common Shares and the common Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our common Shares, (xi) if it intends to acquire control of us in the future, (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors, and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.
     Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary stockholders’ meeting as described below in “Stockholder Notices, Meetings, Quorum Requirements and Approvals,” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.
     Stockholder Notices, Meetings, Quorum Requirements and Approvals. In the event (i) of a proposed acquisition of Shares that would result in a “change of control,” (ii) that our Board cannot hold a Board meeting for any reason, (iii) of a proposed acquisition by a competitor and having certain characteristics, or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. Pursuant to our bylaws, a

“change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares, (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common Shares at the offices of our Secretary.
     Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our stockholders at a general extraordinary stockholders’ meeting, as the case may be, authorize an acquisition of common Shares which increases the acquiror’s ownership to 20% or more, but not more than 50%, of our outstanding common Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of common Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our stockholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the common Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the common Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the stockholders’ resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or stockholders’ meeting, as the case may be. All holders must be paid the same price for their common Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority stockholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.
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
     We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S.$100 million term loan facility in December 2001 and U.S.$300 million in aggregate principal amount of 8.5% Senior Notes due 2032. We redeemed all of our remaining Senior Discount Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. Also, in March 2005, we completed a refinancing involving a tender offer for each of our outstanding U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011 and our outstanding Ps. 3.0 billion (nominal) as of April 14, 2000 of our UDI-denominated notes due 2007. As part of this refinancing, we also issued U.S.$400 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In May 2005, through a reopening of the same series of note, we issued an additional U.S.$200 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In addition, we repaid all of the remaining Series B Senior Notes due 2005. In April 2007, we paid all of the remaining UDI-denominated notes, which matured in April 2007. In May 2007 we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, and our 8.49% Senior Notes due 2037, our facilities with a Mexican bank, our five-year term U.S.$100.0 million loan facility and our Ps.800 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
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
     Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions.”
     For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision.”
Legal Proceedings
     In June 2003, we were notified by the Secretaría de Hacienda y Crédito Público, or the Mexican tax authority, of a federal tax assessment for approximately Ps.302 million plus approximately Ps.658.7 million of penalties and surcharges. The assessment, which relates to an alleged assets tax liability for the year ended December 31, 1994, was originally brought by the Mexican tax authority in 1999, but was dismissed in 2002 on procedural grounds. We challenged the assessment before the Federal Tax Court. On August 31,

2006 the Federal Tax Court confirmed the assessment in the first instance. We challenged the resolution of the Federal Tax Court before the Collegiate Administrative Tribunals. Currently the second instance resolution is pending. We believe that this claimed assessment is without merit, and we are vigorously defending against it before the appropriate judicial authority, although no assurances can be given as to the outcome of this dispute. We have not accounted for any provisions in connection with this matter.
     In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment was filed and the parties are currently in the process of arguing before the court the amounts that we will be liable to pay to plaintiffs. Although we currently believe that the ultimate amount of damages will not be material, no assurances can be given in this regard.
     We have been named as a defendant in a first amended complaint dated February 23, 2006 purportedly filed by Welk Group Inc., or Welk, in California Superior Court. The complaint alleges that plaintiff owns rights to three sound recordings that we (and others) supposedly used without permission as background music (i) in certain episodes of three of our television shows (El Chavo del 8, El Chapulin Colorado and Chespirito) and (ii) possibly in ring tones and video games. The plaintiff has also named our distributors in the United States (Univision, Galavision and Xenon Pictures), as well as Roberto Gomez Bolaños, the original producer of the shows, as defendants. Plaintiff seeks to recover “all gains, direct and indirect profits” from defendants’ alleged wrongful conduct. We believe that the claim by Welk is without merit, and intend to vigorously dispute this claim, although we cannot assure you as to the outcome of the claim.
     On October 18, 2004, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, filed an action in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida against DTVLA, DIRECTV, DIRECTV International, Inc., DIRECTV Latin America Holdings, Inc. (together, the “DIRECTV Defendants”); News Corp. Ltd.; Televisa; MCOP; Innova and Globo Communicacoes e Participacoes, S.A. The complaint sought an injunction based on allegations that the DIRECTV Defendants breached fiduciary and contractual duties to Darlene by entering into transactions with MCOP, Sky Brasil Servicos Ltda. and Innova in respect of their respective direct-to-home satellite services and that the remaining defendants aided and abetted the DIRECTV Defendant’s alleged breaches of their contractual and fiduciary duties. The complaint also asserted claims for monetary damages against the DIRECTV Defendants and News Corp. based on fraud and tortuous interference with contract. The DIRECTV Defendants moved to stay the action pending arbitration on the grounds that disputes between the DIRECTV Defendants and Darlene were subject to arbitration under their relevant contracts. On November 3, 2005, the motion to stay was granted and the judge essentially stayed all proceedings pending the arbitration among Darlene, DIRECTV and DTVLA. On January 1, 2007 Darlene filed a notice of voluntary dismissal of action therefore terminating the above-mentioned proceeding.
     During 2005, Televisa, S.A. de C.V., a subsidiary of Televisa, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California alleging that Univision breached the PLA, and the Soccer Agreement, among other claims. Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa, S.A. de C.V. and Televisa. Univision also claimed that Televisa had breached other agreements between the parties, including the Participation Agreement and a Telefutura Production Services Agreement. In addition, Univision claimed that Televisa breached a Guaranty dated December 19, 2001, by which, among other things, Televisa guaranteed that Televisa’s affiliates (including Televisa, S.A. de C.V.) would produce a specified minimum number of novelas.
     During 2006, Televisa, S.A. de C.V. and Televisa answered the counterclaims, denying them and asserting affirmative defenses based on Univision’s alleged breaches of the agreements, including the PLA, the Guaranty and the Soccer Agreement. Televisa, S.A. de C.V. also amended its complaint again, adding Televisa as a plaintiff. In their amended complaint, Televisa, S.A. de C.V. and Televisa asked for a declaration by the court that they had the right to suspend their performance under and to terminate the PLA, the Guaranty and the Soccer Agreement as a result of Univision’s alleged material breaches of those agreements. Univision filed amended counterclaims, seeking, among other things, a declaration by the Court that Televisa, S.A. de C.V. and Televisa do not have the right to terminate or suspend performance of their obligations under the PLA or the Soccer Agreement. Also, in 2006, Televisa, S.A. de C.V. filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa, S.A. de C.V. may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was voluntarily stayed by Televisa. In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa, S.A. de C.V. may not transmit or permit others to transmit any television programming into the United States by means of the Internet, while Televisa, S.A. de C.V. has added a claim asserting that it has such rights.

     During 2005 and 2006, after Televisa filed the District Court Action and commenced an audit of Univision’s payment performance under the PLA, Univision made payments to us and Televisa, S.A. de C.V. under protest of certain of the disputed royalties and of other license fees that Univision alleges have been overcharged, in the aggregate amount of approximately U.S.$16 million, and is seeking recovery of these amounts via its counterclaims. We have recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets.
     In June 2007, in the District Court Action, the court reset the discovery cut-off date in the case for August 27, 2007, and the trial date for January 15, 2008. Televisa believes the counterclaims and affirmative defenses asserted by Univision are without merit and is defending them vigorously.
     The Company expects to explore with Univision the possibility of a resolution of issues between them in the litigation potentially including possible joint endeavors or interests. There is no assurance that any such agreement will be reached.
     See “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision and the Recent Sale of Univision May Affect Our Relationship With Univision”.
     On May 25, 2005, the Mexican Antitrust Commission notified us that, in response to a claim by a third party, it had commenced an investigation into alleged violations of the Mexican Antitrust law by two of our subsidiaries relating to their unilateral refusal to provide certain pay and free television signals to a cable provider in Piedras Negras, Coahuila. On May 9, 2006, the Mexican Antitrust Commission notified us that it had determined that the two subsidiaries had committed violations of the Mexican Antitrust Laws. On June 20, 2006, we filed a request for review of the ruling at the Mexican Antitrust Commission. On September 18, 2006, the Commission revoked its prior decision, ruling that neither of our subsidiaries had engaged in monopolistic practices. This decision is final and binding.
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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from

NYSE rules	Mexican rules
being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Code’s recommendation must disclose publicly why their practices differ from those recommended by the Code.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See Item 16B “Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.
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
•	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs);

•	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

•	whose functional currency is not the U.S. Dollar.
     Also, this discussion does not consider:
•	the tax consequences to the stockholders, partners or beneficiaries of a U.S. Holder; or

•	special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
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
     The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, JPMorgan Chase Bank, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “financial services income” for taxable years beginning on or before December 31, 2006 and foreign source “general category income” for taxable years beginning after December 31, 2006.

     In general, pro rata distributions of additional shares with respect to the Underlying Shares that are part of a pro rata distribution to all of our stockholders generally (including U.S. Holders of GDSs) will not be subject to U.S. federal income tax.
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
     A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax on gain recognized on a sale or exchange of CPOs, GDSs or Underlying Shares unless:
•	the gain is effectively connected with the beneficial owners’ conduct of a trade or business in the United States; or

•	the beneficial owner is an individual who holds CPOs, GDSs or Underlying Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other requirements.
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
Federal Mexican Taxation
     General. The following is a general summary of the principal tax consequences under the Mexican Income Tax Law, Federal Tax Code and rules as currently in effect (the “Mexican Tax Legislation”), all of which are subject to change or interpretation, and under the U.S.-Mexico Tax Treaty, of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares by a person that is not a resident of Mexico for tax purposes, as defined below.
     U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the tax treaty between the U.S. and Mexico. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or underlying shares. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

     This discussion does not constitute, and shall not be considered as, legal or tax advice to holders.
     According to the Mexican Tax Legislation:
•	an individual is a Mexican tax resident if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a Mexican tax resident if his center of vital interests is located in Mexico. This will be deemed to occur if, among other circumstances, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source; or (ii) when the individual’s center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican tax resident.

•	a legal entity is considered a Mexico tax resident if it maintains the main administration of its head office, business, or the effective location of its management in Mexico.

•	a foreign person with a permanent establishment in Mexico will be required to pay taxes in Mexico in accordance with the Mexican Tax Legislation for income attributable to such permanent establishment; and

•	a foreign person without a permanent establishment in Mexico will be required to pay taxes in Mexico in respect of revenues proceeding from sources of wealth located in national territory.
     Dividends. Dividends, either in cash or in any other form, paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax.
     When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2007, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 28% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.3889.
     Sales or Other Dispositions. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, B Shares, L Shares and D Shares for CPOs will not give rise to Mexican tax or transfer duties.
     Generally, the sale or other disposition of CPOs, GDSs or underlying A Shares, L Shares and D Shares will not be subject to any Mexican income tax if the sale is carried out through the Mexican Stock Exchange (or a recognized securities market located in a country with which Mexico has entered into a tax treaty) fulfilling the requirements established in the Mexican Tax Legislation.
     Sales or other dispositions of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares made in other circumstances would be subject to Mexican income tax. However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the tax treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the tax treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.
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
     We furnish JPMorgan Chase Bank, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and include reconciliations of net income and stockholders’ equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The deposit agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of stockholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.
     As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Market Risk Disclosures
     Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations, inflation and changes in the market value of investments. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2006.
     Risk Management. We are exposed to market risks arising from changes in interest rates, inflation, foreign currency exchange rates and equity prices, in both the Mexican and foreign markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.
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
     In compliance with the procedures and controls established by our Risk Management Committee, in 2004, 2005 and 2006 we entered into certain derivative financial transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in foreign exchange rates, interest rates, inflation and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.
Foreign Currency, Exchange Rate Risk
     In connection with the Senior Notes due 2005, from June 2004 through February 2005, we entered into forward exchange contracts on a notional amount of U.S.$185.0 million to exchange U.S. Dollars and Pesos at fixed exchange rates in June and August 2005. These contracts were settled on or before their maturity dates.

     In addition, from November 2005 through January 2006, we entered into forward exchange contracts on a notional amount of U.S.$120.0 million to exchange U.S. Dollars and Pesos at a fixed exchange rate in June 2006 in order to cover our U.S. dollars cash flow requirements.
     In connection with our net investment in shares of Univision, we designated as an effective hedge of foreign exchange exposure a portion of the U.S. dollar principal amount with respect to our outstanding Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$775.5 million and U.S.$971.9 million as of December 31, 2005 and 2006, respectively (see Notes 1(c), 5 and 9 to our year-end financial statements). As long as we maintained our net investment in shares of Univision, a hedge of the designated principal amounts of our debt was effective, and any foreign exchange gain or loss attributable to this hedging long-term debt was credited or charged directly to equity (accumulated other comprehensive result) for Mexican FRS purposes. On March 29, 2007, we cashed out our investment in shares of Univision, and the hedge of the designated principal amount of our Senior Notes was discontinued on that date.
Interest Rate Risk
     In connection with the Senior Notes due 2011, 2025 and 2032 and Innova’s Senior Notes due 2013, we entered into cross-currency interest rate swap agreements, or coupon swaps, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the recently issued Senior Notes due 2025. During the second quarter of 2005, we entered into an additional U.S.$242.0 million of the principal amount. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such coupon swaps for one year on a principal amount of U.S.$890.0 million. During the first quarter of 2006, as a result of the cash tender offer of Senior Notes due 2013, Innova terminated U.S.$288.75 million of the principal amount of the “coupon swaps” early to match the notional amount of notes tendered. As of May 31, 2006, such cross-currency interest rate swap agreements correspond to interest payments on U.S.$900.98 million of the principal amount.
     During March and April 2005, and May 2007, in connection with and ahead of the issuance and reopening of the Senior Notes due 2025, and ahead of the issuance of the Senior Notes due 2037, we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono interest rates on the pricing date for a notional amount of U.S.$500.0 million and $2,000.00 million Pesos, respectively. These hedges resulted in a net loss of U.S.$1.7 million dollars and a net gain of $45.1 million Pesos, respectively.
     In connection with Innova’s variable rate bank loans guaranteed by Televisa, in December 2006, we entered into a forward starting interest rate swap agreement on a notional amount of Ps.1,400 million. These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based. These agreements allow us to fix the interest payments for a period of seven years starting on April, 2009.
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
Common Stock Price Risk
     From 2002 to 2005 we entered into agreements to sell share put options on our common stock and received premiums in cash for approximately U.S.$2.8 million. We have recorded the related premiums, in other income or expense. All of these agreements expired unexercised by the financial institutions and we recognized the benefit of unamortized premiums.
     We have recorded the change in value in each period of all the above mentioned agreements, together with the amortization of related premiums, from inception through December 31, 2005 in the income statement.

Sensitivity and Fair Value Analyses
     The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2005 and 2006. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2005		2006		2006
	(millions of Pesos in purchasing power as of
	December 31, 2006 or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps	. 14,810.3	Ps	. 15,134.9	U.S.$1,401.0
Liabilities:
U.S. Dollar-denominated debt:
Long-term debt securities		60.5		—	—
Senior Notes due 2011(3)		932.4		849.0	78.6
Senior Notes due 2032(4)		3,960.7		4,034.7	373.5
Innova’s Senior Notes due 2013(5)		3,662.1		128.2	11.9
Senior Notes due 2025(7)		6,844.8		6,795.1	629.0
Peso-denominated debt:
UDI-denominated long-term loan facility(8)		1,043.5		996.5	92.2
Long-term notes payable to Mexican Banks(6)		4,124.8		7,323.6	677.9

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.10.8025 per U.S. Dollar, the Interbank Rate as of December 31, 2006.

(2)	At December 31, 2006, our temporary investments consisted of fixed rate short-term deposits in commercial banks (primarily Peso- and U.S. Dollar-denominated in 2005 and 2006). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)	At December 31, 2006, fair value exceeded the carrying value of these notes by approximately Ps.71.7 million (U.S.$6.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.156.6 million (U.S.$14.5 million) at December 31, 2006.

(4)	At December 31, 2006, fair value exceeded the carrying value of these notes by approximately Ps.794.0 million (U.S.$73.5 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,197.5 million (U.S.$110.8 million) at December 31, 2006.

(5)	At December 31, 2006, fair value exceeded the carrying value of these notes by approximately Ps.6.7 million (U.S.$0.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.19.5 million (U.S.$2.0 million) at December 31, 2006.

(6)	At December 31, 2006, fair value exceeded the carrying value of these notes by approximately Ps.181.2 million (U.S.$16.8 million). At December 31, 2006, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.913.5 million (U.S.$84.6 million) at December 31, 2006.

(7)	At December 31, 2006, fair value exceeded the carrying value of these notes by approximately Ps.313.6 million (U.S.$29.0 million). An increase in the fair value of these notes due to a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.993.1 million (U.S.$91.9 million) at December 31, 2006.

(8)	At December 31, 2006, fair value exceeded carrying value of amounts outstanding under this loan by approximately Ps.16.3 million (U.S.$1.5 million). At December 31, 2006, a hypothetical 10% increase in the Mexican inflation rate to 3.6% for the year 2006 would increase principal amounts outstanding under this UDI-denominated long-term loan facility by approximately Ps.115.90 million (U.S.$10.7 million). An inflation rate of less than 4.0% is forecasted by the Mexican government for 2006. We entered into inflation swap agreements to fix the inflation rate on this UDI-denominated facility at an annual rate of approximately 4%, however, we terminated these derivative agreements in March 2005.

     We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2005	2006
	(in millions of U.S. Dollars)
U.S. Dollar-denominated short-term investments and long-term notes receivable	U.S.$682.9	U.S. $2,462.5
U.S. Dollar-denominated senior debt securities and other notes payable	1,563.5	1,289.0

	880.6	(1,173.5)
Derivative instruments, net	(8.0)	(6.3)

Net liability (asset) position	U.S.$872.6	U.S.$(1,179.8)

     At December 31, 2006, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a gain in earnings of Ps.495.4 million and a decrease in other comprehensive loss of Ps.141.9 million. This depreciation rate is based on the December 31, 2006 forecast of the U.S. Dollar to Peso exchange rate for 2007 by the Mexican government for such year.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Based on the evaluation as of December 31, 2006, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
     The Company’s management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.
     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     PricewaterhouseCoopers, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, as stated in their report which is included herein.

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
Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga
No. 2000,
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2005 and 2006.
     The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2005 and 2006, and breaks down these amounts by category of service:

	2005		2006
	(in millions of Pesos in purchasing power
	as of December 31, 2006)
Audit Fees	Ps.	41.4	Ps.	51.8
Audit-Related Fees		3.6		0.9
Tax Fees		3.9		4.8
Other Fees		12.0		21.7

Total	Ps.	60.9	Ps.	79.2

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

     “Other Fees” are fees charged by our independent auditor primarily for performing royalty compliance reviews for certain revenue reported in our Programming Exports segment, and due diligence reviews in connection with potential acquisitions and business combinations in Spain.
     We have procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers. The procedures require that all proposed engagements of PricewaterhouseCoopers for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
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
     During 2005 and 2006, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers]
     The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):
Purchases of Equity Securities by Televisa(3)

					Maximum Number (or
				Total Number of	Appropriate Mexican Peso
				CPOs	Value) of CPOs
	Total Number			Purchased as part of	that May Yet Be
	of CPOs	Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased	Paid per CPO(1)		Plans or Programs	Plans or Programs (2)
January 1 to January 31	2,244,100		42.490840	80,494,600	Ps.	1,933,286,837
February 1 to February 29	—		—	80,494,600		1,933,286,837
March 1 to March 31	1,434,300		41.386854	81,928,900		1,873,925,671
April 1 to April 30	—		—	81,928,900		1,873,925,671
May 1 to May 31	—		—	81,928,900		1,873,925,671
June 1 to June 30	—		—	81,928,900		1,873,925,671
July 1 to July 31	7,670,000		41.264132	89,598,900		1,557,429,764
August 1 to August 31	21,373,900		41.631392	110,972,800		667,604,567
September 1 to September 30	15,052,700		44.488780	126,025,500		2,293,676,390
October 1 to October 31	3,400,000		46.962657	129,425,500		2,134,003,451
November 1 to November 30	3,310,100		54.644110	132,735,600		1,953,125,988
December 1 to December 31	2,900,000		59.676881	135,635,600		1,780,063,039
Total	57,385,100	Ps.	44.337741	135,635,600	Ps.	1,780,063,039

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)	Our share repurchase program was announced in September of 2002 and is set to expire December 31, 2008. Our share repurchase program is limited to a total amount of U.S.$400 million. The total amount of our share repurchase program was updated in accordance with the resolution of the Grupo Televisa S.A.B.’s general stockholders meeting, held on April 28, 2006.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican Peso
				Total Number of	Value) of CPOs
	Total Number			CPOs	that May Yet Be
	of CPOs	Average Price		Purchased as part of	Purchased Under the
Purchase Date	Purchased	Paid per CPO (2)		the Stock Purchase Plan	Stock Purchase Plan(3)
January 1 to January 31	725,700	Ps.	42.801465	56,079,000
February 1 to February 29	150,000		41.624000	56,229,000
March 1 to March 31	325,000		41.609883	56,554,000
April 1 to April 30	20,000		43.150000	56,574,000
May 1 to May 31	—		—	56,574,000
June 1 to June 30	—		—	56,574,000
July 1 to July 31	1,100,000		41.236002	57,674,000
August 1 to August 31	1,128,300		40.830454	58,802,300
September 1 to September 30	—		—	58,802,300
October 1 to October 31	1,000		46.500000	58,803,300
November 1 to November 30	—		—	58,803,300
December 1 to December 31	360,000		59.634361	59,163,300
Total	3,810,000	Ps.	43.211105	59,163,300

(1)	See “Directors, Senior Management and Employees – Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Stock Purchase Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Stock Purchase Plan.
Part III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See pages F-1 through F-63, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following
(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of December 21, 2006.

2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended (the “2000 Form F-4”), and incorporated herein by reference).

2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).

2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007.

2.10	—	Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-99195) (the “Form F-6”) and incorporated herein by reference).

4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, (the “1993 Form F-4”) and incorporated herein by reference).

4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 (the “2001 Form 20-F”) and incorporated herein by reference).

4.3	—	Amended and Restated Program License Agreement, dated as of December 19, 2001, by and between Productora de Teleprogramas, S.A. de C.V. and Univision Communications Inc. (“Univision”) (previously filed with the Securities and Exchange Commission as Exhibit 10.7 to the 2001 Form F-4 and incorporated herein by reference).

4.4	—	Participation Agreement, dated as of October 2, 1996, by and among Univision, Perenchio, the Registrant, Venevision and certain of their respective affiliates (previously filed with the Securities and Exchange Commission as Exhibit 10.8 to

Exhibit
Number		Description of Exhibits
Univision’s Registration Statement on Form S-1 (File number 333-6309) (the “Univision Form S-1”) and incorporated herein by reference).

4.5	—	Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and among Univision, Venevision and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 10.9 to the 2001 Form F-4 and incorporated herein by reference).

4.6	—	Co-Production Agreement, dated as of March 27, 1998, between the Registrant and Univision Network Limited Partnership (previously filed with the Securities and Exchange Commission as an Exhibit to Univision’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

4.7	—	Program License Agreement, dated as of May 31, 2005, between Registrant and Univision (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.8	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.9	—	English translation of investment agreement, dated as of March 26, 2006, between Registrant and M/A and Gestora de Inversiones Audiovisuales La Sexta, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.10	—	English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the Registrant and Banamex (the “May 2004 Credit Agreement”) and the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.9 to the 2004 Form 20-F and incorporated herein by reference).

4.11	—	English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.10 to the 2004 Form 20-F and incorporated herein by reference).

4.12	—	English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the Registrant and Banamex (the “October 2004 Credit Agreement”) and the October Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the 2004 Form 20-F and incorporated herein by reference).

4.13	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.14	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.15	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., Grupo Televisa, S.A.B. and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 26, 2007.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 26, 2007.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 26, 2007.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 26, 2007.
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
Date June 26, 2007

GRUPO TELEVISA, S.A.B.

By:	/s/ Salvi Folch Viadero

Name: Title:	Salvi Folch Viadero Chief Financial Officer

By:	/s/ Joaquín Balcárcel Santa Cruz
Name: Title:	Joaquín Balcárcel Santa Cruz Vice President — Legal and General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:
We have completed an integrated audit of Grupo Televisa, S.A.B.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.
Consolidated financial statements
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements listed in the index appearing under Item 18 present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Univision Communications Inc. (“Univision”), which was accounted for as an equity method investment until June 30, 2006 and as an available-for-sale financial asset thereafter. The consolidated financial statements of Grupo Televisa, S.A.B. (the “Company”) include the investment in Univision of Ps.5,912 million as of December 31, 2005, and an equity in earnings of Univision in the consolidated income statements of the Company of Ps.291 million and Ps.200 million for the years ended December 31, 2004 and 2005, respectively. The financial statements of Univision were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to that investment, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting standards used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.
As discussed in Note 1(b) to the consolidated financial statements, effective April 1, 2004, the Company consolidated the financial information of Innova, S. de R.L. de C.V.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, S.C.
C.P.C. José Miguel Arrieta Méndez
Audit Partner

México, D. F.
June 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Univision Communications Inc.
We have audited the consolidated balance sheets of Univision Communications Inc. and subsidiaries (an equity investee of Grupo Televisa, S.A.) as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2005 and 2004 (not presented separately herein). These financial statements are the responsibility of Univision’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univision Communications Inc. and subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
New York, New York
March 10, 2006

GRUPO TELEVISA, S.A.B.
Consolidated Balance Sheets
As of December 31, 2005 and 2006
(In thousands of Mexican pesos in purchasing power as of December 31, 2006)
(Notes 1 and 2)

		2005		2006
ASSETS

Current:
Available:
Cash		Ps.	566,655	Ps.	675,840
Temporary investments			14,810,279		15,134,908

			15,376,934		15,810,748
Trade notes and accounts receivable, net	(Note 3)		14,459,545		13,597,569
Other accounts and notes receivable, net			593,738		1,488,340
Due from affiliated companies	(Note 16)		336,273		184,814
Transmission rights and programming	(Note 4)		3,246,981		3,053,174
Inventories			664,151		772,890
Available-for-sale investment	(Note 5)		—		11,821,932
Other current assets			601,498		771,083

Total current assets			35,279,120		47,500,550
Transmission rights and programming, noncurrent	(Note 4)		4,079,892		3,428,848
Investments	(Note 5)		7,895,046		5,710,663
Property, plant and equipment, net	(Note 6)		20,528,184		20,975,939
Intangible assets and deferred charges, net	(Note 7)		10,419,131		5,390,082
Other assets			20,528		24,408

Total assets		Ps.	78,221,901	Ps.	83,030,490

LIABILITIES
Current:
Current portion of long-term debt	(Note 8)	Ps.	354,256	Ps.	986,368
Current portion of satellite transponder lease obligation	(Note 8)		78,668		86,176
Trade accounts payable			3,074,484		3,450,753
Customer deposits and advances			16,168,025		16,893,604
Taxes payable			1,098,587		1,179,477
Accrued interest			348,171		262,064
Due to affiliated companies	(Note 16)		810,655		38,133
Other accrued liabilities			1,645,009		2,047,737

Total current liabilities			23,577,855		24,944,312
Long-term debt, net of current portion	(Note 8)		18,872,379		17,795,330
Satellite transponder lease obligation, net of current portion	(Note 8)		1,235,042		1,120,415
Customer deposits and advances, noncurrent			2,609,862		268,200
Other long-term liabilities			480,074		522,047
Deferred taxes	(Note 20)		172,371		1,488,778
Pension plans, seniority premiums and severance indemnities	(Note 10)		199,949		287,035

Total liabilities			47,147,532		46,426,117

Commitments and contingencies	(Note 11)
STOCKHOLDERS’ EQUITY
Capital stock issued, no par value	(Note 12)		10,290,302		10,126,212
Additional paid-in capital			4,383,180		4,383,180

			14,673,482		14,509,392

Retained earnings:	(Note 13)
Legal reserve			1,871,279		2,058,060
Reserve for repurchase of shares			5,977,422		4,459,258
Unappropriated earnings			12,313,812		16,715,254
Net income for the year			6,373,822		8,586,188

			26,536,335		31,818,760
Accumulated other comprehensive loss, net	(Note 14)		(3,690,105)		(3,703,701)
Shares repurchased	(Note 13)		(7,330,702)		(7,603,171)

			15,515,528		20,511,888

Total majority interest			30,189,010		35,021,280
Minority interest	(Note 15)		885,359		1,583,093

Total stockholders’ equity			31,074,369		36,604,373

Total liabilities and stockholders’ equity		Ps.	78,221,901	Ps.	83,030,490

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B.
Consolidated Statements of Income
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands of Mexican pesos in purchasing power as of December 31, 2006, except per CPO amounts)
(Notes 1 and 2)

		2004		2005		2006
Net sales	(Note 23)	Ps.	31,518,972	Ps.	33,797,563	Ps.	37,931,841
Cost of sales (excluding depreciation and amortization)			15,949,394		15,350,340		16,182,882
Operating expenses (excluding depreciation and amortization):
Selling			2,366,583		2,773,497		3,016,828
Administrative			1,770,461		1,916,065		2,304,171
Depreciation and amortization			2,231,065		2,517,015		2,679,066

Operating income	(Note 23)		9,201,469		11,240,646		13,748,894
Integral cost of financing, net	(Note 17)		1,630,188		1,854,259		1,099,691
Restructuring and non-recurring charges	(Note 18)		424,977		239,220		614,354
Other expense, net	(Note 19)		553,730		483,037		211,041

Income before income taxes and employees’ profit sharing			6,592,574		8,664,130		11,823,808

Income taxes	(Note 20)		1,257,804		781,692		2,016,671
Employees’ profit sharing	(Note 20)		7,009		20,714		30,502

			1,264,813		802,406		2,047,173

Income before equity in results of affiliates and cumulative loss of accounting change			5,327,761		7,861,724		9,776,635
Equity in earnings (losses) of affiliates, net	(Note 5)		661,247		166,649		(602,206)
Cumulative loss of accounting change, net	(Note 1(b)(n)(r))		(1,098,423)		(526,592)		—

Consolidated net income			4,890,585		7,501,781		9,174,429
Minority interest	(Note 15)		(249,181)		(1,127,959)		(588,241)

Net income	(Note 13)	Ps.	4,641,404	Ps.	6,373,822	Ps.	8,586,188

Net income per CPO	(Note 21)	Ps.	1.60	Ps.	2.19	Ps.	2.96

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands of Mexican pesos in purchasing power as of December 31, 2006)
(Notes 1 and 2)

								Accumulated
	Capital							Other
	Stock		Additional		Retained			Comprehensive		Shares	Total		Minority		Total
	Issued		Paid-In		Earnings			Loss		Repurchased	Majority		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)			(Note 14)		(Note 13)	Interest		(Note 15)		Equity
Balance at January 1, 2004	Ps.	9,282,794	Ps.	4,383,180	Ps.	25,959,456	Ps.	(2,537,465)	Ps.	(7,175,060)	Ps.	29,912,905	Ps.	1,219,971	Ps.	31,132,876
Dividends		—		—		(4,280,816)		—		—		(4,280,816)		—		(4,280,816)
Stock dividends		1,007,508		—		(1,007,508)		—		—		—		—		—
Repurchase of capital stock		—		—		(138,276)		—		(738,472)		(876,748)		—		(876,748)
Sale of repurchase shares		—		—		(515,169)		—		1,145,445		630,276		—		630,276
Decrease in minority interest		—		—		—		—		—		—		(1,349,582)		(1,349,582)
Comprehensive income (loss)		—		—		4,641,404		(217,291)		—		4,424,113		—		4,424,113

Balance at December 31, 2004		10,290,302		4,383,180		24,659,091		(2,754,756)		(6,768,087)		29,809,730		(129,611)		29,680,119
Dividends		—		—		(4,480,311)		—		—		(4,480,311)		—		(4,480,311)
Repurchase of capital stock		—		—		—		—		(1,242,838)		(1,242,838)		—		(1,242,838)
Sale of repurchase shares		—		—		(352,915)		—		680,223		327,308		—		327,308
Increase in minority interest		—		—		—		—		—		—		1,014,970		1,014,970
Stock-based compensation		—		—		336,648		—		—		336,648		—		336,648
Comprehensive income (loss)		—		—		6,373,822		(935,349)		—		5,438,473		—		5,438,473

Balance at December 31, 2005		10,290,302		4,383,180		26,536,335		(3,690,105)		(7,330,702)		30,189,010		885,359		31,074,369
Dividends		—		—		(1,119,749)		—		—		(1,119,749)		—		(1,119,749)
Share cancellation		(164,090)		—		(1,518,164)		—		1,682,254		—		—		—
Repurchase of capital stock		—		—		—		—		(3,107,697)		(3,107,697)		—		(3,107,697)
Sale of repurchase shares		—		—		(586,984)		—		1,152,974		565,990		—		565,990
Increase in minority interest		—		—		—		—		—		—		697,734		697,734
Benefit from capital contribution of minority interest in Sky Mexico		—		—		371,627		—		—		371,627		—		371,627
Loss on minority interest acquisition of Sky Mexico		—		—		(685,540)		—		—		(685,540)		—		(685,540)
Stock-based compensation		—		—		235,047		—		—		235,047		—		235,047
Comprehensive income (loss)		—		—		8,586,188		(13,596)		—		8,572,592		—		8,572,592

Balance at December 31, 2006	Ps.	10,126,212	Ps.	4,383,180	Ps.	31,818,760	Ps.	(3,703,701)	Ps.	(7,603,171)	Ps.	35,021,280	Ps.	1,583,093	Ps.	36,604,373

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B.
Consolidated Statements of Changes in Financial Position
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands of Mexican pesos in purchasing power as of December 31, 2006)
(Notes 1 and 2)

	2004		2005		2006
Operating activities:
Consolidated net income	Ps.	4,890,585	Ps.	7,501,781	Ps.	9,174,429
Adjustments to reconcile net income to resources provided by (used for) operating activities:
Equity in (earnings) losses of affiliates		(661,247)		(166,649)		602,206
Depreciation and amortization		2,231,065		2,517,015		2,679,066
Write-off of long-lived assets and other amortization		295,333		101,498		170,476
Deferred taxes		655,647		(819,707)		1,245,815
Loss (gain) on disposition of affiliates		131,665		178,205		(18,848)
Stock-based compensation		—		—		235,047
Cumulative loss effect of accounting changes		1,098,423		526,592		—

		8,641,471		9,838,735		14,088,191

Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable, net		74,533		(2,384,961)		861,976
Transmission rights and programming		335,693		1,016,378		749,871
Inventories		(117,001)		48,455		(108,739)
Other accounts and notes receivable and other current assets		(397,446)		828,851		(1,064,187)
Increase (decrease) in:
Customer deposits and advances		579,864		2,323,724		(1,616,083)
Trade accounts payable		(650,988)		778,642		376,269
Other liabilities, taxes payable and deferred taxes		(187,786)		(772,626)		540,377
Pension plans and seniority premiums		68,283		77,678		87,086

		(294,848)		1,916,141		(173,430)

Resources provided by operating activities		8,346,623		11,754,876		13,914,761

Financing activities:
Issuance of Senior Notes due 2025		—		6,634,328		—
Prepayments of Senior Notes and UDIs denominated Notes		—		(5,909,836)		—
Prepayments of Senior Notes due 2013		—		—		(3,195,625)
Other increase in debt		4,498,598		—		3,500,000
Other decrease in debt		(2,476,846)		(5,598,073)		(856,431)
Repurchase and sale of capital stock		(246,474)		(915,528)		(2,541,707)
Dividends paid		(4,280,816)		(4,480,311)		(1,119,749)
Gain on issuance of shares of investee		115,983		—		—
Gain on valuation of available-for-sale investments		—		—		(578,656)
Loss on minority interest acquisition of Sky Mexico		—		—		(685,540)
Benefit from capital contribution of minority interest in Sky Mexico		—		—		371,627
Minority interest		(55,290)		(112,988)		109,493
Translation effect		(52,380)		116,756		16,575

Resources used for financing activities		(2,497,225)		(10,265,652)		(4,980,013)

Investing activities:
Due from affiliated companies, net		(39,105)		556,543		(621,063)
Investments		(257,183)		(1,250,054)		(4,726,247)
Disposition of investments		39,020		109,271		6,933,725
Investments in property, plant and equipment		(2,179,428)		(2,849,075)		(3,304,323)
Disposition of property, plant and equipment		159,715		329,857		513,378
Investment in goodwill and other intangible assets		(228,575)		(1,725,838)		(1,180,338)
Disposition of goodwill and other intangible assets		281,582		702,284		5,709,746
Available-for-sale investment in shares of Univision		—		—		(11,821,932)
Other assets		(105,855)		121,789		(3,880)

Resources used for investing activities		(2,329,829)		(4,005,223)		(8,500,934)

Net increase (decrease) in cash and temporary investments		3,519,569		(2,515,999)		433,814
Net increase in cash and temporary investments upon Sky Mexico’s consolidation		503,046		—		—
Cash and temporary investments at beginning of year		13,870,318		17,892,933		15,376,934

Cash and temporary investments at end of year	Ps.	17,892,933	Ps.	15,376,934	Ps.	15,810,748

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands of Mexican pesos in purchasing power as of December 31, 2006, except per CPO, per share and exchange rate amounts)
1. Accounting Policies
     The principal accounting policies followed by Grupo Televisa, S.A.B. (the “Company”) and its consolidated entities (collectively, the “Group”) and observed in the preparation of these consolidated financial statements are summarized below.
a) Basis of Presentation
     The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”), and accordingly, include the recognition of the effects of inflation on financial information.
     In June 2004, the CINIF assumed the responsibility for setting accounting and reporting standards in Mexico. Before that date the Mexican Institute of Public Accountants (“MIPA”) was responsible for issuing accounting principles generally accepted in Mexico (“Mexican GAAP”). In November 2005, the CINIF issued the first Mexican FRS, which became effective in January 2006, and included a new conceptual framework to achieve the convergence with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Under this revised conceptual framework, the hierarchy of Mexican FRS is set up as follows: (i) Financial Reporting Standards (“Normas de Información Financiera” or “NIF”) and NIF Interpretations; (ii) Bulletins of Mexican GAAP issued by the MIPA that have not been modified, replaced or superseded by new NIF; and (iii) those IFRS issued by the IASB and recognized as supplementary in Mexico when no general or specific guidance is provided by Mexican FRS. The provisions of the new conceptual framework issued by the CINIF did not have a significant effect on the Group’s consolidated financial statements.
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
     The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     These consolidated financial statements were authorized for issuance on June 19, 2007, by the Group’s Vice President Controller Office.
b) Members of the Group
     At December 31, 2006, the Group consisted of the Company and various consolidated entities, including the following:

	Company’s
Consolidated Entities	Ownership(1)	Business Segments(2)
Telesistema Mexicano, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V.	100%	Television Broadcasting
		Pay Television Networks
		Programming Exports
Televisión Independiente de México, S.A. de C.V. and subsidiaries	100%	Television Broadcasting
Campus América, S.A. de C.V. and subsidiaries, including TuTv, LLC	100%	Television Broadcasting
(“TuTv”)(3)		Pay Television Networks
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Publishing Distribution
Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky Mexico”)(3)	58.7%	Sky Mexico
Empresas Cablevisión, S. A. B. de C.V. and subsidiaries	51%	Cable Television
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Radio
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries	100%	Other Businesses
CVQ Espectáculos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the holding entity.

(2)	See Note 23 for a description of each of the Group’s business segments.

(3)	The Group adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” as permitted under the scope of Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards.” FIN 46, which became effective in 2004, requires the primary beneficiary of a VIE to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In accordance with the guidelines of FIN 46, the Group identified Sky Mexico and TuTv as VIEs and the Group as the primary beneficiary of the investment in each of these entities, and on April 1, 2004, began to include in its consolidated financial statements the assets, liabilities and results of operations of Sky Mexico and TuTv. As a result of adoption of FIN 46, the Group recognized a consolidated cumulative loss effect of Ps.1,098,423, net of income tax in the amount of Ps.332,340, in its consolidated statement of income for the year ended December 31, 2004. TuTv is a 50% joint venture with Univision Communications Inc. (“Univision”), engaged in the distribution of the Group’s Spanish-speaking programming packages in the United States.
     The Group’s Television Broadcasting, Sky Mexico, Cable Television and Radio businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, require a permission granted by the Mexican Federal Government for a fixed term. At December 31, 2006, the expiration dates of the Group’s concessions and permission were as follows:

Expiration Dates
Television Broadcasting	In 2021
Sky Mexico	In 2020 and 2026
Cable Television	In 2029
Radio	Various from 2008 to 2016
Gaming	In 2030
c) Foreign Currency Translation
     Monetary assets and liabilities of Mexican companies denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Resulting exchange rate differences are recognized in income for the year, within integral cost of financing.
     Assets, liabilities and results of operations of non-Mexican subsidiaries are first converted to Mexican FRS, including restating to recognize the effects of inflation based on the inflation of each foreign country, and then translated to Mexican pesos utilizing the exchange rate as of the balance sheet date at year-end. Resulting translation differences are recognized in equity as part of the other comprehensive income or loss. Financial statements of non-Mexican operations that are integral to Mexican operations are converted to Mexican FRS and translated to Mexican pesos by utilizing the exchange rate of the balance sheet date at year-end for monetary assets and liabilities, with the related adjustment included in net income, and historical exchange rates for non-monetary items.
     In connection with its net investment in shares of Univision, the Group has designated as an effective hedge of foreign exchange exposure the outstanding principal amount of a portion of its U.S.-dollar-denominated Senior Notes due 2011, 2025 and 2032, which total principal amount was of U.S.$775.5 million and U.S.$971.9 million as of December 31, 2005 and 2006, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt, is credited or charged directly to equity (other comprehensive income or loss) (see Notes 5 and 9).
d) Temporary Investments
     The Group considers all highly liquid investments with original maturities of one year or less, to be temporary investments. Temporary investments are valued at market value.

     As of December 31, 2005 and 2006, temporary investments consisted of fixed short-term deposits in commercial banks (primarily Mexican pesos and U.S. dollars), with an average yield of approximately 3.30% for U.S. dollar deposits and 9.60% for Mexican peso deposits in 2005, and approximately 4.69% for U.S. dollar deposits and 7.38% for Mexican peso deposits in 2006.
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
     The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns for similar productions.
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
     Investments in debt securities that the Group has the ability and intent to hold to maturity are classified as investments “held-to-maturity,” and reported at amortized cost. Investments in debt securities not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (see Note 5).
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

     Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, from 5 to 20 years for buildings improvements, from 3 to 17 years for technical equipment and from 3 to 10 years for other property and equipment.
i) Intangible Assets and Deferred Financing Costs
     Intangible assets and deferred financing costs are recognized at cost and thereafter restated using the NCPI.
     Intangible assets are composed of goodwill, publishing trademarks, television network concession, licenses and software, subscriber list and other items. Goodwill, publishing trademarks and television network concession are intangible assets with indefinite lives and are not amortized. Indefinite-lived intangibles are assessed annually for impairment or more frequently, if circumstances indicate a possible impairment exists. Licenses and software, subscriber list and other items are intangible assets with finite lives and are amortized, on a straight-line basis, over their estimated useful lives, which range principally from three to 20 years.
     Deferred financing costs consist of fees and expenses incurred in connection with the issuance of long-term debt. These financing costs are amortized over the period of the related debt (see Note 7).
j) Impairment of Long-lived Assets
     The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 7), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its fair value. Fair values estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.
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
     Customer deposits and advances for television advertising services are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances are restated to recognize the effects of inflation by using the NCPI.
l) Stockholders’ Equity
     The capital stock and other stockholders’ equity accounts (other than the result from holding non-monetary assets account and the foreign currency translation adjustments account) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican pesos in purchasing power as of December 31, 2006.
m) Revenue Recognition
     The Group derives the majority of its revenues from media and entertainment-related business activities both domestically and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for pay television and licensed television programs are recognized when the programs are sold and become available for broadcast.

•	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	The revenue from publishing distribution is recognized upon distribution of the products.

•	Sky Mexico program service revenues, including advances from customers for future DTH program services and installation fees, are recognized at the time the DTH service is provided.

•	Cable television subscription, pay-per-view and installation fees are recognized in the period in which the services are rendered.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.
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
     Through December 31, 2004, severance indemnities to dismissed personnel were charged to income in the year in which they were incurred. Beginning January 1, 2005, severance indemnities to dismissed personnel, other than those arising from restructurings, are recognized based upon actuarial calculations. In connection with this accounting change, resulting from the provisions of revised Mexican GAAP Bulletin D-3, “Labor Obligations,” the Group recognized a severance liability of Ps.271,349 as of that date, and a cumulative loss effect of accounting change in the amount of Ps.189,944, net of an income tax benefit of Ps.81,405, for the year ended December 31, 2005.
o) Income Taxes and Employees’ Profit Sharing
     The income tax, the asset tax and the employees’ profit sharing are recognized in income as they are incurred.
     The recognition of deferred income taxes is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.
p) Derivative Financial Instruments
     Effective January 1, 2005, the Group adopted the provisions of Mexican GAAP Bulletin C-10, “Derivative Financial Instruments and Hedge Operations”. Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings unless specific hedge accounting criteria is met, in which case such changes will be recognized in current earnings or stockholders’ equity (as accumulated other comprehensive result) depending on the intended use of the derivative and the resulting designation. Bulletin C-10 also requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of these provisions in 2005 did not have a significant impact in the Group’s financial statements. As of December 31, 2005 and 2006, none of the Group’s derivatives qualified for hedge accounting.

q) Comprehensive Income
     Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
r) Stock-based Compensation
     In 2005, the Group adopted the guidelines of the IFRS 2, “Share-based payment,” issued by the IASB. IFRS 2 requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). Before adopting IFRS 2, the Group recognized these equity benefits in consolidated stockholders’ equity, when such benefits became vested. In connection with the adoption of IFRS 2, the Group recognized a non-taxable cumulative loss of accounting change at December 31, 2005, in the amount of Ps.336,648, which was reflected in its consolidated statement of income for the year then ended. Adoption of IFRS 2 is required under the scope of Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”. The Group recognized a stock-based compensation expense of Ps.235,047 for the year ended December 31, 2006, which was accounted for in consolidated income as a corporate expense.
s) Prior Years’ Financial Statements
     The Group’s financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2006, by using a restatement factor derived from the change in the NCPI, which for 2004 and 2005 was 1.0752 and 1.0405, respectively. Had the alternative weighted average factor allowed under Mexican FRS been applied to restate the Group’s financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2004 and 2005 would have been 1.0746 and 1.0407, respectively.
     The NCPI at the following dates was:

December 31, 2003	106.996
December 31, 2004	112.550
December 31, 2005	116.301
December 31, 2006	121.015
     Reclassifications have been made to the 2004 and 2005 consolidated financial statements to make them comparable with the 2006 presentation.
t) New Mexican FRS
     In November 2005, the CINIF issued the NIF B-1, “Accounting Changes and Error Corrections,” which became effective on January 1, 2006. NIF B-1 applies to all voluntary changes in accounting principles and changes required by new accounting pronouncements in the case that the pronouncement does not include specific transition provisions, requires retrospective application to prior periods’ financial statements of accounting changes, and provides rules to determine the period-specific effects of an accounting change. NIF B-1 also provides guidance for the revision of previously issued financial statements to reflect the correction of an error. Through December 31, 2005, former Mexican GAAP Bulletin A-7, “Comparability,” required that changes in accounting principles to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.
     In December 2006, the CINIF issued four new standards: (i) NIF B-3, “Statement of Income,” which indicates the sections and captions that should be contained in a statement of income, classifying income, costs and expenses in ordinary and non-ordinary, considering two approaches to present ordinary costs and expenses: by function or by nature, and eliminating from the statement of income the cumulative effect of accounting change; (ii) NIF B-13, “Events After the Date of Financial Statements,” which sets forth a revised accounting treatment for events subsequent to the date of financial statements, indicating if these events should be recognized or disclosed in such financials; (iii) NIF C-13, “Related Parties,” which provides an amended guidance for disclosure of transactions with related parties; and (iv) NIF D-6, “Capitalization of the Integral Financing Result,” which establishes the guidelines for capitalization of integral financing result attributable to those assets that require a long-term period for acquisition before their intended use. The provisions of these new NIF became effective on January 1, 2007, and are not expected to have a significant effect on the Group’s consolidated financial statements.

2. Acquisitions, Investments and Dispositions
     In 2004, the Company sold its 30% minority interest in Grupo Europroducciones, S. A., a television programming producer in Spain, in the aggregate amount of approximately 7.5 million euros (Ps.124,989) in cash. As a result of this disposal, the Company recognized a net loss of approximately 8.0 million euros (Ps.131,665) as other expense in its consolidated statement of income for the year ended December 31, 2004.
     In October 2004, in conjunction with a series of agreements entered into by and among the Group, The DIRECTV Group, Inc. (“DIRECTV”) and News Corporation (“News Corp.”), the Group announced that (a) DIRECTV Mexico agreed to sell its subscriber list to Sky Mexico; (b) News Corp. received an option to purchase an equity stake in Sky Mexico; (c) the Group would have the right to acquire two-thirds of the Liberty Media Corp. (“Liberty Media”) 10% equity interest in Sky Mexico; and (d) the Group agreed to sell, subject to certain conditions, its 30% equity interest in Sky Multi-Country Partners (“SMCP”), and was released of its satellite transponder guarantee in SMCP. In November 2005, the Group concluded the disposition of its 30% interest in SMCP, and no gain or loss was recognized by the Group on this disposal since no carrying value was outstanding for such investment. In February 2006, affiliates of DIRECTV completed the acquisition of equity interests in Sky Mexico, which were formerly held by News Corp. and Liberty Media. This acquisition included the capitalization of the purchase price of the list of subscribers sold by DIRECTV Mexico to Sky Mexico in the aggregate amount of Ps.641,538. As a result of these transactions, the Group’s equity stake in Sky Mexico was reduced from 60% to 52.7%, and DIRECTV became the owner of the remaining 47.3% stake. In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky Mexico that DIRECTV acquired from Liberty Media. This minority interest acquisition amounted to approximately U.S.$58.7 million (Ps.674,535), and was financed with cash on hand. After this transaction, the Group (i) increased its equity stake in Sky Mexico from 52.7% to 58.7%, and DIRECTV became the owner of the remaining 41.3% (see Note 11); and (ii) recognized the excess of the purchase price over the carrying value of this minority interest as a capital distribution made to DIRECTV in the amount of Ps.685,540.
     In November 2004, the Group sold its 51% interest in its nationwide paging service in Mexico. This transaction was approved by the Mexican regulatory authorities in March 2005. As a result of this disposal, the Group recognized a net loss of approximately Ps.5,489 as other expense in its consolidated statement of income for the year ended December 31, 2004.
     During the second half of 2004, the Group acquired certain companies in an aggregate amount of Ps.352,156 (Ps.247,982 in cash and Ps.104,174 through the capitalization of liabilities), which net assets at the time of acquisitions consisted principally of tax loss carryforwards in the amount of approximately Ps.3,369,913, of which Ps.2,708,619 and Ps.442,390 were used by the Group in 2004 and 2005, respectively (see Note 20).
     In 2004, the Group provided funding to DTH TechCo Partners (“TechCo”), a general partnership that provided technical services to DTH ventures in Latin America through September 2005, in the aggregate amount of approximately U.S.$5.4 million (Ps.64,104), in the form of long-term notes receivable (U.S.$4.5 million) and as a capital contribution (U.S.$0.9 million). In October 2005, in a series of related transactions, the Group disposed its 30% interest in TechCo, and was released of any obligation in connection with a guarantee granted by the Group in respect of certain TechCo’s indebtedness. As a result of this disposal, the Group recognized a pretax loss of approximately Ps.166,632 as other expense, which primarily consisted of the aggregate amount of the carrying value of the Group’s net investment in TechCo, which included all of the outstanding amounts receivable in connection with long-term loans made by the Group to TechCo (see Note 19).
     In October 2005, the Group acquired 40% of the outstanding capital stock of Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”) for an aggregate amount of approximately 1.2 million euros (Ps.15,942). In November 2005, the government of Spain granted a concession to La Sexta to operate for 10 years a free-to-air television channel, which started operations in March 2006. During 2006, the Group made additional capital contributions related to its 40% interest in La Sexta in the amount of approximately 104.6 million euros (Ps.1,479,559). The Group’s investment in La Sexta is accounted for using the equity method (see Notes 5 and 11).
     In October 2005, the Group agreed to participate with a 25% interest in Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), a low-cost carrier airline with a concession to operate in Mexico. In 2005 and 2006, the Group made initial capital contributions in Volaris in the amount of U.S.$25.0 million (Ps.281,818) and U.S.$7.5 million (Ps.84,241), respectively. The Group’s investment in Volaris is accounted for using the equity method (see Note 5). Volaris started operations in March 2006.
     In November 2005, the Group completed the acquisition of all of the outstanding equity of Comtelvi, S. de R. L. de C.V. (“Comtelvi”), an entity owned by a third party that at the time of acquisition had structured note investments and other financial instrument assets and liabilities, as well as tax losses of approximately Ps.3,445,750 that were used by the Group in the fourth quarter of 2005 (see Note 20). The total consideration paid in connection with this acquisition was the equivalent of U.S.$39.1 million (Ps.441,622).
     In December 2005, the Group entered into a series of agreements to acquire certain operating assets, which were owned by Editora Cinco, S.A., a Colombian publisher, comprising primarily a group of magazine publishing trademarks and related rights in Mexico, Colombia, Chile and the United States, in an aggregate amount of approximately U.S.$15.0 million (Ps.166,201), of which U.S.$13.6 million (Ps.149,205) are related to trademarks. This acquisition was completed by the Group in February 2006. In the first quarter of 2006, the Group allocated the purchase price to these intangible assets, including goodwill, based upon a preliminary valuation. Upon completion of a final valuation, the Group recorded a related impairment charge of approximately U.S.$8.2 million (Ps.90,078) in consolidated income for the year ended December 31, 2006 (see Notes 7).
     In March 2006, the Group acquired a 50% interest in Televisión Internacional, S. A. de C. V. (“TVI”), a cable television company in Mexico, in the amount of Ps.769,383, which was substantially paid in cash. An additional purchase price adjustment was agreed with to be paid by the Group in the second quarter of 2006 in the amount of Ps.18,588. The aggregate purchase price exceeded the Group’s proportionate share of TVI’s underlying net assets acquired by approximately Ps.719,501 at the time of acquisition. The Group allocated the excess purchase price to its proportionate share of TVI’s tangible (Ps.77,639) and intangible (Ps.239,020) assets and recognized a goodwill in the amount of Ps.402,842, based upon a preliminary valuation. The Group expects to complete its final valuation and purchase price allocation in the first half of 2007. This transaction is subject to certain conditions required by the Mexican regulatory authorities (see Note 5 and 7).
     In November 2006, the Group invested U.S.$258 million (Ps.2,837,331) in debentures issued by Alvafig, S.A. de C.V. (“Alvafig”) and convertible into 99.99% of the equity of Alvafig, which holds 49% of the equity of Cablemás, S.A. de C.V. (“Cablemás”). These debentures have a five-year maturity with an annual interest of 8% in the first year and 10% in the remaining four years, which is payable on a quarterly basis. Cablemás is the second largest cable operator in Mexico operating in 48 cities. The conversion of these debentures into equity of Alvafig is subject to approval by the Mexican regulatory authorities (see Note 5).
3. Trade Notes and Accounts Receivable
     Trade notes and accounts receivable as of December 31, 2005 and 2006, consisted of:

	2005		2006
Non-interest bearing notes received as customer deposits and advances	Ps	.12,797,785	Ps	.11,957,311
Accounts receivable, including value-added tax receivables related to advertising services		2,802,946		2,672,873
Allowance for doubtful accounts		(1,141,186)		(1,032,615)

	Ps	.14,459,545	Ps	.13,597,569

4. Transmission Rights and Programming
     At December 31, 2005 and 2006, transmission rights and programming consisted of:

	2005		2006
Transmission rights	Ps	.3,914,500	Ps	.3,586,580
Programming		3,412,373		2,895,442

		7,326,873		6,482,022

Non-current portion of:
Transmission rights		2,060,483		1,880,148
Programming		2,019,409		1,548,700

		4,079,892		3,428,848

Current portion of transmission rights and programming	Ps	.3,246,981	Ps	.3,053,174

5. Investments
     At December 31, 2005 and 2006, the Group had the following investments:

					Ownership %
					as of December 31,
	2005		2006		2006
Accounted for by the equity method:
Univision(a)	Ps.	5,887,752	Ps.	—	9.75%
Ocesa Entretenimiento, S. A. de C. V. (“OCEN”)(b)		521,043		503,868	40.0%
La Sexta (see Notes 2 and 11)		—		729,735	40.0%
Volaris (see Note 2)		250,212		257,298	25.0%
TVI(c)		—		97,733	50.0%
Other		101,489		95,913

		6,760,496		1,684,547

Other investments:
Convertible debentures due 2011(d)		—		2,837,331
Held-to-maturity debt securities (see Note 1(g))(e)		931,252		906,175
Deposit in escrow(f)		138,593		—
Warrants to acquire shares of Univision common stock(a)		24,612		—
TVI(c)		—		256,727
Other		40,093		25,883

		1,134,550		4,026,116

	Ps.	7,895,046	Ps.	5,710,663

(a)	Through June 30, 2006, this investment was accounted for under the equity method. Beginning in the third quarter of 2006, the Group announced its intention to have its shares and warrants of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. Accordingly, beginning July 1, 2006, the Group (i) classified its investment in shares of Univison common stock as a current available-for-sale financial asset; (ii) discontinued the recognition of any equity method result related to this investment; (iii) recorded this financial asset at fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity as accumulated other comprehensive result; and (iv) this financial asset is being hedged by the Group’s outstanding Senior Notes due 2011, 2025 and 2032, in the aggregate amount of approximately U.S.$971.9 million (see Notes 1 (c), 9 and 11). As of December 31, 2005 and 2006, the Group owned 16,594,500 shares Class “A” and 13,593,034 shares Class “T” of common stock of Univision. As of December 31, 2005 and 2006, the Group also owned warrants to acquire 6,374,864 shares Class “A” and 2,727,136 shares Class “T” of common stock of Univision, most of which had an exercise price of U.S.$38.261 per share, and expired in December 2017 (see Note 9). The warrants to purchase 9,000,000 shares of Univision common stock were assigned a zero value since they were acquired by the Group as a non-cash consideration for surrendering certain governance rights previously held by the Group in Univision. The warrants to acquire 100,000 shares of Univision common stock were accounted for at acquisition cost and classified as other investments. At December 31, 2006, the carrying value of the 100,000 warrants was written off since the exercise price was greater than the tender offer price. The carrying value of the Group’s net investment in Univision at December 31, 2005, also included goodwill in the amount of Ps.5,701,000 (see Note 7), which in 2006 has been reclassified to become part of the basis of the available-for-sale financial asset. The proposed merger was concluded by Univision on March 29, 2007, and the 30,107,534 shares of Univision common stock owned by the Group were converted, like all shares of Univision common stock, into cash at U.S.$36.25 per share. Also, under the terms of the merger agreement, all of the Group’s warrants to acquire shares of Univision common stock were cancelled. The aggregate cash amount received by the Group in connection with the closing of this merger was of approximately U.S.$1,094.4 million (Ps.11,821,932 at the year-end exchange rate).

(b)	OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S. A. de C. V. (“CIE”), and is engaged in the live entertainment business in Mexico. In the third quarter of 2006, OCEN paid dividends to the Group related to its 40% interest in the aggregate amount of Ps.102,573 (see Notes 7 and 16).

(c)	Cable television company with a license to operate in the city of Monterrey and surrounding areas, which expires in 2026. In March 2006, in connection with the acquisition of a 50% interest in this venture, the Group provided funding to TVI in the form of a short-term loan in the principal amount of Ps.240,589, with an annual interest rate equal to the Mexican inter-bank rate plus 150 basis points, and maturity in March 2007. The accrued interest receivable from this loan was of Ps.16,138, as of December 31, 2006 (see Note 2).

(d)	Available-for-sale debt securities that are convertible into 2,838 million shares, or 99.99%, of authorized common stock of Alvafig. The Group can convert all or a portion of these debentures into shares of Alvafig common stock (i) when a non-compliance occur with any payment obligation set up in the debenture issuance agreement; or (ii) at any time after the first anniversary of the debt issuance and prior to maturity. The debentures cannot be called before maturity by the issuer, and are secured by substantially all of the outstanding shares of common stock of Alvafig, which are held by a designated trust. This investment is classified as an available-for-sale debt security, and is recorded at fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity as accumulated other comprehensive result (see Note 2).

(e)	Held-to-maturity securities represent structured notes and corporate fixed income securities with maturities in 2008. These investments are stated at cost.

(f)	In connection with the disposal of an investment of the Group in 1997, the Group granted collateral to secure certain indemnification obligations which consisted, at December 31, 2005 and 2006, of short-term securities of approximately U.S.$12.5 million (Ps.138,593 ) and U.S.$11.4 million (Ps.123,429), respectively. After the expiration of applicable tax statutes of limitations, the collateral will be reduced to a de minimus amount. The Group classified this deposit in escrow as temporary investments in its consolidated balance sheet as of December 31, 2006, since the collateral agreement is expected to be terminated in 2007 (see Note 11).
     In 2004, 2005 and 2006, the Group recognized, in the consolidated statements of income, equity in earnings (losses) of affiliates of Ps.661,247, Ps.166,649, and Ps.(602,206), respectively, and in the consolidated other comprehensive income or loss (see Note 14), equity in the gain (loss) from holding non-monetary assets of affiliates of Ps.12, Ps.(925), and Ps.(6,902), respectively, equity in the translation (loss) gain effect of affiliates of Ps.(156,404), Ps.(302,149) and Ps.557,524, respectively, and in 2005 and 2006, equity in the (loss) gain on issuance of shares of associates of Ps.(197,076) and Ps.55,831, respectively.
6. Property, Plant and Equipment
     Property, plant and equipment as of December 31, 2005 and 2006, consists of:

	2005		2006
Buildings	Ps.	8,287,664	Ps.	8,394,388
Buildings improvements		1,646,510		1,632,675
Technical equipment		18,698,870		20,118,867
Satellite transponders		1,702,468		1,694,099
Furniture and fixtures		520,339		576,030
Transportation equipment		1,150,699		1,263,059
Computer equipment		1,471,032		1,594,073

		33,477,582		35,273,191
Accumulated depreciation		(17,870,662)		(19,449,494)

		15,606,920		15,823,697
Land		3,975,677		3,988,747
Construction in progress		945,587		1,163,495

	Ps.	20,528,184	Ps.	20,975,939

     At December 31, 2005 and 2006, the Group’s Mexican subsidiaries had technical, transportation and computer equipment of non-Mexican origin totaling Ps.4,664,100 and Ps.4,840,985, respectively, net of accumulated depreciation (see Note 1(h)).
     Had the NCPI been applied to restate all of the Group’s net equipment, the net balance of property, plant and equipment as of December 31, 2005 and 2006 would have been Ps.21,584,248 and Ps.21,234,629, respectively.
     Depreciation charged to income in 2004, 2005 and 2006 was Ps.1,945,925, Ps.2,168,828 and Ps.2,349,901, respectively.
     Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”, formerly PanAmSat Corporation) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). As of December 31, 2005 and 2006, satellite transponders, net of accumulated depreciation, amounted to Ps.1,097,146 and Ps.978,813, respectively.

7. Intangible Assets and Deferred Charges, Net
     The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2005						2006
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	7,491,849					Ps.	2,184,945
Publishing and TVI trademarks						473,482						580,905
Television network concession						627,033						627,033
Concession TVI						—						141,778
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,180,009	Ps.	(825,743)		354,266	Ps.	814,611	Ps.	(458,416)		356,195
Subscriber list		593,152		(142,812)		450,340		642,196		(291,099)		351,097
Other intangible assets		203,727		(75,894)		127,833		526,660		(192,255)		334,405
Deferred financing costs (see Note 8)		1,102,532		(208,204)		894,328		1,046,591		(232,867)		813,724

	Ps.	3,079,420	Ps.	(1,252,653)	Ps.	10,419,131	Ps.	3,030,058	Ps.	(1,174,637)	Ps.	5,390,082

     Amortization of intangible assets with finite lives (other than goodwill) and deferred financing costs charged to income in 2004, 2005 and 2006, was Ps.333,175, Ps.441,944 and Ps.409,563, respectively, of which Ps.34,112, Ps.50,023 and Ps.48,043 in 2004, 2005 and 2006, respectively, were recorded as interest expense (see Note 17) and Ps.13,923, Ps.43,735 and Ps.32,355 in 2004, 2005 and 2006, respectively, were recorded as non-recurring charges in connection with the extinguishment of long-term debt (see Note 18).
     The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2006, were as follows:

					Foreign
	Balance as of				Currency						Balance as of
	December 31,				Translation		Adjustments/		Impairment		December 31,
	2005		Acquisitions		Adjustments		Reclassifications		Adjustments		2006
Goodwill:
Television Broadcasting	Ps.	1,353,012	Ps.	—	Ps.	—	Ps.	(340)	Ps.	—	Ps.	1,352,672
Publishing Distribution		24,630		—		—		(975)		—		23,655
Other Businesses		37,978		—		—		—		—		37,978
Equity-method investees(1)		6,076,229		402,842		—		(5,708,431)		—		770,640

	Ps.	7,491,849	Ps.	402,842	Ps.	—	Ps.	(5,709,746)	Ps.	—	Ps.	2,184,945

Trademarks(2):
Publishing	Ps.	473,482	Ps.	149,260	Ps.	43	Ps.	—	Ps.	(90,078)	Ps.	532,707
TVI		—		48,198		—		—		—		48,198

	Ps.	473,482	Ps.	197,458	Ps.	43	Ps.	—	Ps.	(90,078)	Ps.	580,905

(1)	See Note 5.

(2)	See Notes 2 and 18.

8. Long-term Debt and Satellite Transponder Lease Obligation
     Long-term debt and satellite transponder lease obligation outstanding as of December 31, were as follows:

	2005		2006
U.S.$5.3 million 11.875% Series “B” Senior Notes due 2006	Ps.	59,078	Ps.	—
U.S.$75.5 million in 2005 and U.S.$72 million in 2006 of 8% Senior Notes due 2011(1)(2)		834,643		777,251
U.S.$300 million 8.50% Senior Notes due 2032(1)		3,317,164		3,240,750
U.S.$600 million 6.625% Senior Notes due 2025(1)(2)		6,634,328		6,481,500
U.S.$300 million in 2005 and U.S.$11.3 million in 2006 of 9.375% Senior Notes due 2013(3)		3,317,164		121,539
Other U.S. dollar debt(4)		43,767		37,532
8.15% UDI-denominated Notes due 2007(2)(5)		979,214		980,246
Mexican peso long-term loans(3)(6)		4,039,824		7,142,460
Other Mexican peso bank loans		464		—
Other currency debt		989		420

Total long-term debt		19,226,635		18,781,698
Less: Current portion		354,256		986,368

Long-term debt, net of current portion	Ps.	18,872,379	Ps.	17,795,330

Satellite transponder lease obligation(7)	Ps.	1,313,710	Ps.	1,206,591
Less: Current portion		78,668		86,176

Satellite transponder lease obligation, net of current portion	Ps.	1,235,042	Ps.	1,120,415

(1)	These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2025 and 2032, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.97% and 8.94% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission (the “SEC”).

(2)	In March and May 2005, the Company issued these Senior Notes in the aggregate amount of U.S.$400.0 million and U.S.$200.0 million, respectively, which were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The net proceeds of the U.S.$400.0 million issuance, together with cash on hand, were used to fund the Group’s tender offers made and expired in March 2005 for any or all of the Senior Notes due 2011 and the Mexican peso equivalent of UDI-denominated Notes due 2007, and prepaid principal amount of these securities in the amount of approximately U.S.$222.0 million and Ps.2,935,097 (nominal), respectively, representing approximately 74% and 76% of the outstanding principal amount of these securities, respectively. The net proceeds of the U.S.$200.0 million issuance were used for corporate purposes, including the prepayment of some of the Group’s outstanding indebtedness.

(3)	These Senior Notes are unsecured and unsubordinated obligations of Sky Mexico. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.8580%, and is payable semi-annually. The indentures of these Senior Notes contain certain restrictive covenants for Sky Mexico on additional indebtedness, liens, sales and leasebacks, restricted payments, asset sales, and certain mergers, consolidations and similar transactions. Sky Mexico may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. Additionally, on or before September 19, 2006, Sky Mexico may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of these Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest. In March and April 2006, Sky Mexico entered into two 10-year loans with Mexican banks in the aggregate principal amount of Ps.3,500,000 to fund, together with cash on hand, a tender offer and consent solicitation made in March 2006 and expired in April 2006 for any or all of the Senior Notes due 2013, and prepaid a principal amount of approximately U.S.$288.7 million or 96.2% of these securities. The total aggregate amount paid by Sky Mexico in connection with this tender offer was of approximately U.S.$324.3 million, which included related consents and accrued and unpaid interest. The 10-year Sky Mexico’s indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years, and the Mexican interbank interest rate or “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(4)	Includes notes payable to banks, bearing annual interest rates which vary between 0.11 and 1.25 points above LIBOR. The maturities of this debt at December 31, 2006 are various from 2007 to 2010.

(5)	Notes denominated in Mexican Investment Units (“Unidades de Inversión” or “UDIs”), representing 258,711,400 UDIs at December 31, 2005 and 2006. Interest on these notes is payable semi-annually. The balance as of December 31, 2005 and 2006 includes restatement of Ps.235,581 and Ps.265,578, respectively. The UDI value as of December 31, 2006, was of Ps.3.788954 per UDI.

(6)	Includes in 2005 and 2006, outstanding balances of long-term loans in the principal amount of Ps.800,000, Ps.1,162,500 and Ps.2,000,000, respectively, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities through 2012. Interest on these loans is, in a range of 8.925% to 10.35% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. The 2006 balance also includes the Sky Mexico long-term loans discussed in paragraph (3) above.

(7)	Sky Mexico is committed to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat Corporation (formerly PanAmSat Corporation) February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The service term for IS-9 will end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. The obligations of Sky Mexico under the IS-9 agreement are proportionately guaranteed by the Company and the other Sky Mexico equity owners in relation to their respective ownership interests (see Notes 6 and 11).
     In January 2005, Sky Mexico prepaid all of the outstanding amounts of its U.S.$88 million 12.875% Senior Notes originally due in 2007, by using the net proceeds of a long-term credit agreement entered into in December 2004 by Sky Mexico with a Mexican bank in the aggregate principal amount of Ps.1,088,114 (Ps.1,012,000 nominal) with a partial maturity (50%) in 2010 and the reminder in 2011, and interest of 10.55% per annum payable on a monthly basis. In July 2005, Sky Mexico prepaid all of the outstanding amounts of such loan with the net proceeds of a long-term credit agreement entered into by Sky Mexico with the Company in the same principal amount and with the same maturity and interest conditions.
Maturities of Debt and Satellite Transponder Lease Obligation
     Debt maturities for the years subsequent to December 31, 2006, are as follows:

2007	Ps.	986,368
2008		483,835
2009		1,163,188
2010		1,027,267
2011		777,251
Thereafter		14,343,789

	Ps.	18,781,698

     Future minimum payments under satellite transponder lease obligation for the years subsequent to December 31, 2006, are as follows:

2007	Ps.	220,371
2008		220,371
2009		220,371
2010		220,371
2011		220,371
Thereafter		809,023

		1,910,878
Less: amount representing interest		704,287

	Ps.	1,206,591

9.  Financial Instruments
     The Group’s financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable, the available-for-sale investment in Univision classified as a current financial asset beginning July 1, 2006 (see Note 5), debt securities classified as held-to-maturity and available-for-sale investments, accounts payable, debt and derivative financial instruments. For cash, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The available-for-sale investment in Univision and the debt securities classified as available-for-sale investments are recorded at fair value. The fair value of the Group’s long-term debt securities are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value.
     The fair value of warrants to purchase shares of common stock of Univision was based upon an option pricing model. The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 8) was estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, and currency option, interest rate swap and share put option agreements was based on quotes obtained from financial institutions.
     The carrying and estimated fair values of the Group’s financial instruments at December 31, 2005 and 2006 were as follows:

	2005				2006
	Carrying Value		Fair Value		Carrying Value		Fair Value
Non-derivative financial instruments:
Assets:
Available-for-sale investment in Univision (see Note 5)	Ps.	—	Ps.	—	Ps.	11,821,932	Ps.	11,821,932
Univision warrants (see Note 5)		24,612		1,371,760		—		—
Held-to-maturity securities (see Note 5)		930,085		919,948		3,980,140		3,980,140
Liabilities:
Senior Notes due 2011, 2025 and 2032	Ps.	10,786,135	Ps.	11,737,842	Ps.	10,499,501	Ps.	11,678,800
Other long-term debt securities		3,376,242		3,722,646		121,539		128,203
UDI-denominated long-term securities		979,214		1,043,463		980,246		996,533
Long-term notes payable to Mexican banks		4,039,824		4,124,783		7,142,460		7,323,626
Derivative financial instruments:
Assets:
Sky Mexico’s interest rate swaps(a)	Ps.	—	Ps.	—	Ps.	710	Ps.	710
Liabilities:
Sky Mexico’s interest rate swaps(a)	Ps.	76,502	Ps.	76,502	Ps.	—	Ps.	—
Foreign currency forwards(b)		3,502		3,502		—		—
Interest rate swaps(c)		312,660		312,660		315,634		315,634

(a)	In February 2004, Sky Mexico entered into coupon swap agreements to hedge a portion of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Sky Mexico receives semi-annual payments calculated based on the aggregate notional amount of U.S.$11.3 million at an annual rate of 9.375%, and Sky Mexico makes monthly payments calculated based on an aggregate notional amount of approximately Ps.123,047 at an annual rate of 10.25%. These transactions will terminate in September 2008. As of December 31, 2006, Sky Mexico recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange loss).

(b)	In 2004 and 2005, the Company entered into forward contracts with diverse financial institutions to buy U.S.$185.0 million of the Senior Notes due 2005 for hedge purposes. The average price fixed in these agreements was Ps.11.73 per U.S. dollar. In the years ended December 31, 2004 and 2005, as a result of the depreciation of the exchange rate of the U.S. dollar in relation to the Mexican peso, the Company recorded a loss for these transactions of Ps.154,992 in 2005, in the integral cost of financing (foreign exchange gain or loss). In addition, as of December 31, 2005, the Group had entered into forward exchange contracts to cover cash flow requirements on a notional amount of U.S.$85.0 million to exchange U.S. dollars and Mexican pesos at an average exchange rate of Ps.10.85 per U.S. dollar in 2006.

(c)	In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011, 2025 and 2032, during 2004 and 2005, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican peso depreciation on interest payments for a period of five years. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$890 million as of December 31, 2005 and 2006, at an average annual rate of 7.37%, and the Company makes semi-annual payments based on an aggregate notional amount of approximately Ps.9,897,573 as of December 31, 2005 and 2006, at an average annual rate of 8.28%, without an exchange of the notional amount upon which the payments are based. In the years ended December 31, 2005 and 2006, the Company recorded a loss of Ps.383,275 and Ps. 88,233, respectively, in the integral cost of financing (foreign exchange loss) derived of the change in fair value of these transactions. In November 2005, the Group entered into option contracts that allow the counterparty to extend the maturity of the swap agreements for one additional year on the notional amount of U.S.$890.0 million.
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
     Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for 2004, 2005 and 2006. The Group used a 5%, 5% and 9.67% return on assets rate for 2004, 2005 and 2006, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. In 2004 and 2005, the Group made cash contributions of approximately Ps.69,939 (nominal) and Ps.4,996 (nominal), respectively, to its seniority premium plans. Plan assets were invested in a portfolio that primarily consisted of debt and equity securities (including shares of the Company) as of December 31, 2005 and 2006. Pension and seniority premium benefits are paid when they become due.
     The pension plan, seniority premium and severance indemnity liability (see Note 1(n)) as of December 31, 2005 and 2006, was as follows:

	2005		2006

Seniority premiums:
Actuarial present value of benefit obligations:
Vested benefit obligations	Ps.	159,316	Ps.	140,341
Non-vested benefit obligations		82,921		100,999

Accumulated benefit obligation		242,237		241,340
Benefit attributable to projected salaries		19,233		18,963

Projected benefit obligation		261,470		260,303
Plan assets		468,857		528,489

Plan assets in excess of projected benefit obligation		207,387		268,186

Items to be amortized over an average 9-year period:
Transition obligation		123,224		101,957
Unrecognized prior service cost		(113,292)		(111,533)
Unrecognized net gain from experience differences		(8,700)		(89,095)

		1,232		(98,671)

Net projected asset		208,619		169,515

Pension plans:
Actuarial present value of benefit obligations:
Vested benefit obligations		284,962		306,640
Non-vested benefit obligations		306,994		339,987

Accumulated benefit obligation		591,956		646,627
Benefit attributable to projected salaries		150,063		157,277

Projected benefit obligation		742,019		803,904
Plan assets		1,014,882		1,209,151

Plan assets in excess of projected benefit obligation		272,863		405,247

Items to be amortized over an average 18-year period:
Transition obligation		128,983		116,167
Unrecognized prior service cost		(15,324)		(13,349)
Unrecognized net gain from experience differences		(492,259)		(621,270)

		(378,600)		(518,452)

Net projected liability		(105,737)		(113,205)

Severance indemnities:
Actuarial present value of benefit obligations:
Vested benefit obligations		—		—
Non-vested benefit obligations		276,638		330,065

Accumulated benefit obligation		276,638		330,065
Benefit attributable to projected salaries		26,193		26,896

Projected benefit obligation		302,831		356,961

Plan assets		—		—

Projected benefit obligation in excess of plan assets		(302,831)		(356,961)

Items to be amortized over an average 6-year period:
Unrecognized net loss from experience difference		—		13,616

Net projected liability		(302,831)		(343,345)

Total labor liabilities	Ps.	(199,949)	Ps.	(287,035)

     The net pension, seniority premium and severance indemnities cost for 2004, 2005 and 2006 was Ps.91,151, Ps.93,365 and Ps.73,825, respectively.
11. Commitments and Contingencies
     At December 31, 2006, the Group had commitments in an aggregate amount of Ps.256,725, of which Ps.85,345 were commitments related to gaming operations, Ps.79,027 were commitments to acquire television technical equipment, Ps.37,237, were commitments for the acquisition of software and related services, and Ps.55,116 were construction commitments for building improvements and technical facilities.
     In the second half of 2005, the Group entered into a series of agreements with EMI Group PLC (“EMI”), a world leading recording music company, by which (i) a 50/50 joint venture music company (“Televisa EMI Music”) was created in Mexico in October 2005; and (ii) the Group became a 50/50 partner of EMI’s U.S. Latin music operations (“EMI Televisa Music”) beginning September 1, 2005. In accordance with the terms of such agreements, and under certain specific circumstances, (i) in the case of Televisa EMI Music, either party will have the right to acquire the other party’s interest in Televisa EMI Music in accordance with an agreed formula, and (ii) in the case of EMI Televisa Music, the Group may require EMI to purchase or EMI may require the Group to sell its 50% interest in the U.S. venture operations. These joint ventures did not require any significant capital funding by the Group during 2005 and 2006. The Group may fund up to 50% of certain working capital requirements of EMI Televisa Music during 2007, in the form of long-term loans.
     The Group has granted collateral in connection with certain indemnification obligations (see Note 5), which includes a deposit of approximately U.S.$11.4 million (Ps.123,429) of short-term securities as of December 31, 2006.

     At December 31, 2006, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

	Thousands of
	U.S. Dollars
2007	U.S.$	14,707
2008		13,477
2009		10,898
2010		5,938
2011 and thereafter		18,466

	U.S.$	63,486

     The Group has guaranteed a 58.7% of Sky Mexico’s minimum commitments for use of satellite transponders over a period ending in 2015. As of December 31, 2006, this guarantee is estimated to be an aggregate of approximately U.S.$104.8 million (undiscounted) as of December 31, 2006 (see Notes 2, 8 and 9).
     The Company has guaranteed the obligation of Sky Mexico for direct loans in an aggregate amount of Ps.3,500,000, which are reflected in the December 31, 2006 balance sheet as liabilities (see Note 8).
     The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2046. The Group’s Gaming business started operations in the second quarter of 2006. As of December 31, 2006, minimum annual lease commitments (undiscounted) are as follows:

2007	Ps.	105,532
2008		94,105
2009		91,140
2010		86,035
2011		82,467
Thereafter		1,284,281

	Ps.	1,743,560

     At December 31, 2006, the Group had commitments of capital contributions in 2007 and 2008 related to its 40% equity interest in La Sexta in the aggregate amount of approximately 76.5 million euros and 31.0 million euros, respectively (see Notes 2 and 5). Also, in connection with this investment and the framework agreement entered into by the Group in March 2006 with the Mediapro group and the Arbol group (the controlling partners of the company that holds a 51% equity interest in La Sexta), the Group received: (i) a call option under which the Group may subscribe, at a price of 80 million euros, a percentage of the capital stock of Imagina Media Audiovisual, S. A. (“Imagina”), the parent company that holds all of the shares of the Mediapro group and the Arbol group, that will be determined as a result of the application of a formula related to the enterprise value of Imagina at the time of exercise of the option by the Group; (ii) an exclusivity to acquire up to 20% of the capital stock of Imagina for a period that ended in December 2006; (iii) a right to match an offer from a third party to subscribe or acquire stock of Imagina for a period of 137 days after the ending of the exclusivity period; and (iv) a right of first refusal until June 2011 to acquire a certain percentage of the capital stock of Imagina. Additionally, as part of the framework agreement and in exchange for the call option and rights granted in connection with the Imagina investment, the Group agreed to grant Inversiones Mediapro Arbol, S.L., a wholly-owned subsidiary of Imagina, a line of credit for up to 80 million euros to be used exclusively for equity contributions by the Mediapro group and the Arbol group in La Sexta, provided that, in the event the Group exercise the call option, or a third party acquires a portion of the capital stock of Imagina, Imagina and its stockholders have undertaken that the amounts outstanding under the line of credit will be either credited towards the subscription price or repaid with the proceeds from the acquisition by the third party. At December 31, 2006, the line of credit granted by the Group had not been used by Inversiones Mediapro Arbol, S. L.
     In June 2003, the Company was notified by the Mexican tax authority of a federal tax claim made against the Company for approximately Ps. 960,657, including penalties and surcharges, for an alleged asset tax liability for the year 1994. The Company believes it has meritorious defense against this claim.
     As of December 31, 2006, the Group has accrued Ps.23,333 representing the Group’s estimate of state income tax and other tax liabilities in connection with audits of a former U.S. subsidiary of the Company for fiscal periods ended in 1995, 1996 and 1997.

These matters did not have, and the Group does not expect that they will have, a material adverse effect on its financial condition or results of operations.
     During 2006 and 2007, the Group filed petitions with Mexican Federal Courts in response to assertions made by the Mexican tax authorities that the Group owed income taxes in connection with certain acquisition of exclusivity rights of soccer players from foreign entities in 1999, 2000, 2001 and 2002. The Group believes it has certain meritorious defenses on these claims and sufficient amounts for the account of such income taxes have been provided.
     There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group’s management, none of these proceedings will have a material adverse effect on the Group’s financial position or results of operations.
Univision
     During 2005, Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California alleging that Univision breached the Second Amended and Restated Program License Agreement entered into as of December 19, 2001 (the “PLA”) between Televisa Internacional, S.A. de C.V., a predecessor company, and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights (the “Soccer Agreement”), among other claims (“District Court Action”). Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa and the Company. Univision also claimed that the Company had breached other agreements between the parties, including a Participation Agreement entered into as of October 2, 1996 and a Telefutura Production Services Agreement. In addition, Univision claimed that the Company breached a Guaranty dated December 19, 2001, by which, among other things, the Company guaranteed that the Company’s affiliates (including Televisa) would produce a specified minimum number of novellas.
     During 2006, Televisa and the Company answered the counterclaims, denying them and asserting affirmative defenses based on Univision’s alleged breaches of the agreements, including the PLA, the Guaranty and the Soccer Agreement. Televisa also amended its complaint again, adding the Company as a plaintiff. In their amended complaint, Televisa and the Company asked for a declaration by the court that they had the right to suspend their performance under and to terminate the PLA, the Guaranty and the Soccer Agreement as a result of Univision’s alleged material breaches of those agreements. Univision filed amended counterclaims, seeking, among other things, a declaration by the Court that Televisa and the Company do not have the right to terminate or suspend performance of their obligations under the PLA or the Soccer Agreement. Also, in 2006, Televisa filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was stayed. In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet.
     During 2005 and 2006, in connection with the Company’s complaint in the District Court Action, Univision made payments to the Group under protest of the disputed royalties and of other license fees that Univision alleges have been overcharged, in the aggregate amount of approximately U.S.$16 million, and is seeking recovery of these amounts via its counterclaims. The Group has recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets (see Note 16).
     In June 2007, the U.S. District Court for the Central District of California reset the discovery cut-off date in the case for August 27, 2007, and the trial date for January  18, 2008 in the District Court Action. The Group cannot predict how its overall business relationship with Univision will be affected by this dispute. The Group believes the counterclaims and affirmative defenses made by Univision are without merit and will defend vigorously.
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

     The Company’s shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates (“CPOs”), each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares (“GDS”), each GDS representing five CPOs (before March 22, 2006 each GDS was represented by 20 CPOs). Non-Mexican holders of CPOs do not have voting rights with respect to the Series “A”, Series “B” and Series “D” Shares.
     At December 31, 2006, shares of capital stock and CPOs consisted of (in thousands):

	Authorized	Repurchased	Acquired by a	Acquired by a
	and	by the	Company’s	Company’s
	Issued (1)	Company (2)	Trust (3)	Subsidiary (4)	Outstanding
Series “A” Shares	123,478,024	(1,342,667)	(7,164,764)	(1,185,988)	113,784,605
Series “B” Shares	59,162,449	(1,181,547)	(3,806,726)	(609,484)	53,564,692
Series “D” Shares	90,372,213	(1,879,735)	(2,339,243)	(936,741)	85,216,494
Series “L” Shares	90,372,213	(1,879,735)	(2,339,243)	(936,741)	85,216,494

Total shares	363,384,899	(6,283,684)	(15,649,976)	(3,668,954)	337,782,285

Shares in the form of CPOs(5)	302,100,601	(6,283,684)	(7,819,754)	(3,131,390)	284,865,773

CPOs(5)	2,582,056	(53,707)	(66,835)	(26,764)	2,434,750

(1)	In April 2004, the Company’s stockholders approved a restructuring of the Company’s capital stock (the “Recapitalization”), which comprised the following: (i) a 25-for-one stock split, which became effective on July 26, 2004 (all the Company’s share and per share data in these financial statements are presented on a post-split basis); (ii) the creation of the Series “B” Shares; (iii) a 14-for-25 stock dividend in the amount of Ps. 1,007,508 (nominal of Ps. 906,114); and (iv) an increase in the number of shares represented by each outstanding CPO. The Recapitalization increased the number of the Company’s shares by a factor of 39 on a pre-split basis but did not affect the Company’s total equity or dilute the equity interest of any stockholder.

(2)	In 2004, 2005 and 2006, the Company repurchased 1,813,102 thousand, 3,645,463 thousand, and 6,714,057 thousand shares, respectively, in the form of 15,497 thousand, 31,158 thousand, and 57,385 thousand CPOs, respectively, in the amount of Ps. 419,446, Ps. 1,108,338 and Ps. 2,595,366, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and exercised at the discretion of management. In 2004, the Company resold 468 thousand shares in the form of four thousand CPOs, repurchased under this program, in the amount of Ps. 109. In April 2006, the Company’s stockholders approved (i) the cancellation of 5,888,469.6 thousand shares of capital stock in the form of 50,328.8 thousand CPOs, which were repurchased by the Company under this program in 2004, 2005 and 2006; and (ii) up to 15% of the outstanding shares of the Company’s common stock as the amount of shares that can be repurchased by the Company.

(3)	In connection with the Company’s Long-Term Retention Plan described below.

(4)	In connection with the Company’s Stock Purchase Plan described below.

(5)	In 2004 and 2005, the Company issued an aggregate of 392,841 thousand additional CPOs by combining Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, not in the form of CPOs, which were owned by certain stockholders (312,880 thousand CPOs) or acquired primarily by trusts designated for purposes of the Group’s stock purchase plans (79,961 thousand CPOs).
     On December 21, 2006, the Company’s stockholders approved certain changes to the Company’s bylaws to conform with applicable regulations for Mexican public companies in accordance with the new Mexican Stock Market law, which became effective in June 2006. These changes included, among others, the creation of a corporate practice committee, additional duties for the audit committee, more specific responsibilities for members of the board of directors and the corporate executive officer, and a new name for the nature of company under which the Company’s is incorporated, which changed from “Sociedad Anónima” or “S.A.” (limited liability company) to “Sociedad Anónima Bursátil” or “S.A.B.” (public limited liability company).
     Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.
     Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps. 0.00034177575 per share) before any dividends are payable in respect of Series “A”

Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps. 0.00683551495 per share) before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.
     At December 31, 2006, the restated tax value of the Company’s common stock was Ps. 22,457,650. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).
Stock Purchase Plan
     The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant and sale of up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2006, the Company had assigned approximately 117.5 million CPOs, at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of the United States, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied. During 2004, 2005 and 2006, approximately 42.5 million CPOs, 26.9 million CPOs, and 33.1 million CPOs, respectively, were exercised pursuant to this Plan in the amount of Ps. 630,168, Ps. 325,561 and Ps. 427,858, respectively, and transferred to the Plan participants. In 2004, those Series “B”, Series “D” and Series “L” Shares, together with certain Series “A” Shares, not in the form of CPOs and previously held by the designated Plan trust, were exchanged for approximately 3.4 million CPOs.
Long-term Retention Plan
     The Company adopted a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2005 and 2006, the Company had assigned approximately 46.8 million CPOs and 47.4 million CPOs, respectively, at an exercise price of Ps.13.45 per CPO, subject to certain conditions, including a vesting period between 2008 and 2010. During 2006, approximately 9,675 thousand CPOs were early exercised pursuant to this Retention Plan in the amount of Ps. 113,686.
     As of December 31, 2006, the designated Retention Plan trust owned approximately 133.8 million CPOs or CPOs equivalents, including approximately 7.6 million CPOs or CPOs equivalents that have been reserved to a group of employees, and may be granted at a price of approximately Ps. 28.05 per CPO, subject to certain conditions, in vesting periods between 2008 and 2023. In 2004, as a result of the Recapitalization described above and other related transactions, the designated Retention Plan trust received a number of Series “B”, Series “D” and Series “L” Shares against the delivery of the same number of Series “A” Shares. Also, in 2004, certain Series “A”, Series “B”, Series “D” and Series “L” Shares, held by the Retention Plan trust, were exchanged for approximately 76.5 million CPOs.
     Beginning in 2005, in connection with the Company’s Plan and Retention Plan, the Group determined the stock-based compensation expense, as required by IFRS 2 (see Note 1(r)), by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock		Long-term
	Purchase Plan		Retention Plan
Arrangements:
Year of grant	2003	2004	2004
Number of CPOs granted	2,360	32,918	46,784
Contractual life	3-5 years	1-3 years	4-6 years
Assumptions:
Dividend yield	3.00%	3.00%	3.00%
Expected volatility(1)	31.88%	21.81%	22.12%
Risk-free interest rate	9.35%	6.52%	8.99%
Expected life of awards (in years)	4.01 years	2.62 years	4.68 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPO.

     A summary of the stock awards for employees as of December 31, 2005 and 2006, is presented below (in constant pesos and thousands of CPOs):

	2005		2006
		Weighted-		Weighted-
		Average		Average
	CPOs	Exercise Price	CPOs	Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	71,262	14.36	48,182	14.99
Granted	599	13.81	—	—
Exercised	(23,455)	11.42	(29,050)	12.39
Forfeited	(224)	14.28	(716)	13.07

Outstanding at beginning of year	48,182	14.99	18,416	16.30

Exercisable at end of year	4,472	16.87	8,492	15.80

Long — Term Retention Plan:
Outstanding at beginning of year	45,109	13.45	46,784	12.10
Granted	2,714	12.10	1,340	11.75
Exercised	—	—	—	—
Forfeited	(1,039)	12.10	(734)	11.75

Outstanding at beginning of year	46,784	12.10	47,390	11.75

Exercisable at end of year	—	—	9,675	11.75

     As of December 31, 2006, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and the Long-term Retention Plan is 0.3 and 2.10 years, respectively.
13. Retained Earnings
     In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2004, 2005 and 2006, the Company’s stockholders approved increases to the legal reserve amounting to Ps.203,392, Ps.232,070 and Ps.186,781, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
     In prior years the Company’s stockholders approved appropriating from retained earnings a reserve amounting to Ps.7,483,296 for the repurchase of shares, at the discretion of management. Through December 31, 2006, this reserve has been used in an amount of Ps.3,024,038, in connection with the cancellation of shares repurchased by the Company.
     Unappropriated earnings as of December 31, 2005 and 2006 are comprised of (i) accumulated earnings from prior years for an amount of Ps.14,710,965 and Ps.19,778,257, respectively; (ii) cumulative charges in connection with the acquisition of shares of the Company made by subsidiaries and a subsequently cancelled or sold in an amount of Ps.2,410,847 and Ps.2,762,784, respectively; and (iii) other unappropriated earnings in an amount of Ps.13,694, and other cumulative charges in an amount of Ps.300,219, respectively.
     In April 2004, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,280,816 (nominal Ps.3,850,000), which consisted of nominal Ps.1.21982800845 per CPO and nominal Ps.0.40660933615 per Share of former Series “A,” not in the form of a CPO, and was paid in cash in May 2004.
     In April 2004, in connection with the Recapitalization of the Company (see Note 12), the Company’s stockholders approved a stock dividend in the amount of Ps.1,007,508 (nominal Ps.906,114).
     In April 2005, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,480,311 (nominal Ps.4,214,750), which consisted of nominal Ps.1.35 per CPO and nominal Ps.0.01153846153 per Share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2005.
     In April 2006, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.1,119,749 (nominal Ps.1,087,049), which consisted of nominal Ps.0.35 per CPO and nominal Ps.0.00299145 per Share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2006.
     Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be taxable by multiplying such dividends by a 1.3889 factor and applying to the resulting amount the income tax rate of 28%.
     At December 31, 2006, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.49,976. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican peso loan agreements (see Note 8).
14. Comprehensive Income (Loss)
     Comprehensive income (loss) related to the majority interest for the years ended December 31, 2004, 2005 and 2006, was as follows:

	2004		2005		2006
Net income	Ps.	4,641,404	Ps.	6,373,822	Ps.	8,586,188

Other comprehensive (loss) income, net:
Foreign currency translation adjustments, net(1)		(208,784)		(185,393)		574,099
Result from holding non-monetary assets, net(2)		(137,107)		(552,880)		(64,870)
Result from available for-sale investments, net(3)		—		—		(578,656)
Gain (loss) on equity accounts of investees, net(4)		128,600		(197,076)		55,831

Total other comprehensive loss, net		(217,291)		(935,349)		(13,596)

Comprehensive income	Ps.	4,424,113	Ps.	5,438,473	Ps.	8,572,592

(1)	The amounts for 2004, 2005 and 2006 include the foreign exchange gain (loss) of, Ps.45,850, Ps.433,752 and Ps.(572,738), respectively, which were hedged in connection with the Group’s net investment in Univision as a foreign entity investment through June 30, 2006 (see Notes 1(c), 5 and 17).

(2)	Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax (provision) benefit of Ps.58,952, Ps.221,285 and Ps.30,300 for the years ended December 31, 2004, 2005 and 2006, respectively.

(3)	The amount for 2006 includes a foreign exchange loss of Ps.(97,668), net of foreign exchange gain of Ps.539,563, which was hedged in connection with the Group’s available-for-sale investment in Univision beginning July 1, 2006 (see Notes 1(c), 5 and 17); loss on monetary position of Ps.(434,153); and other fair value loss of Ps.(46,835).

(4)	Represents the gains or losses on the dilution of investments in equity investees and the recognition of the components of other comprehensive income recorded by the equity investees.
     The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2004, 2005 and 2006, were as follows:

	Gain				Result from			Cumulative		Cumulative		Cumulative
	(Loss) on				Available-			Result from		Result from		Effect of		Accumulated
	Equity			Accumulated	For-Sale			Holding Non-		Foreign		Deferred		Other
	Accounts of			Monetary	Financial			Monetary		Currency		Income		Comprehensive
	Investees			Result	Assets			Assets		Translation		Taxes		Loss
Balance at January 1, 2004	Ps.	4,090,044	Ps.	(33,912)	Ps.	—	Ps.	(1,809,554)	Ps.	(1,676,422)	Ps.	(3,107,621)	Ps.	(2,537,465)
Current year change		128,600		—		—		(137,107)		(208,784)		—		(217,291)

Balance at December 31, 2004		4,218,644		(33,912)		—		(1,946,661)		(1,885,206)		(3,107,621)		(2,754,756)
Current year change		(197,076)		—		—		(552,880)		(185,393)		—		(935,349)

Balance at December 31, 2005		4,021,568		(33,912)		—		(2,499,541)		(2,070,599)		(3,107,621)		(3,690,105)
Current year change		55,831		—		(578,656)		(64,870)		574,099		—		(13,596)

Balance at December 31, 2006	Ps.	4,077,399	Ps.	(33,912)	Ps.	(578,656)	Ps.	(2,564,411)	Ps.	(1,496,500)	Ps.	(3,107,621)	Ps.	(3,703,701)

     Cumulative result from holding non-monetary assets as of December 31, 2004, 2005 and 2006 is net of a deferred income tax benefit of Ps.124,685, Ps.345,970 and Ps.376,270, respectively.

15. Minority Interest
     Minority interest at December 31, 2005 and 2006, consisted of:

	2005		2006
Capital stock	Ps.	3,944,409	Ps.	3,820,887
Retained earnings		(3,811,048)		(2,435,414)
Cumulative result from holding non-monetary assets		(317,491)		(332,534)
Accumulated monetary result		(885)		(502)
Cumulative effect of deferred income taxes		(57,585)		(57,585)
Net income for the year		1,127,959		588,241

	Ps.	885,359	Ps.	1,583,093

16. Transactions with Related Parties
     The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, were as follows:

	2004		2005		2006
Revenues:
Royalties (Univision)(a)	Ps.	1,181,030	Ps.	1,152,054	Ps.	1,413,430
Soccer transmission rights (Univision)		76,564		95,362		96,062
Programming production and transmission rights(b)		235,419		96,980		35,139
Administrative services(c)		55,800		76,727		53,588
Interest income		963		1,295		16,524
Advertising(d)		116,540		33,709		87,643

	Ps.	1,666,316	Ps.	1,456,127	Ps.	1,702,386

Costs:
Donations	Ps.	99,152	Ps.	110,474	Ps.	102,064
Administrative services(c)		5,863		27,686		11,212
Other		80,242		242,760		76,942

	Ps.	185,257	Ps.	380,920	Ps.	190,218

(a)	The Group receives royalties from Univision for programming provided pursuant to a program license agreement that expires in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% plus an incremental percentage of up to 3% over additional sales in 2004, 2005 and 2006.

(b)	Services rendered to Innova for the three months ended March 31, 2004, and Endemol and other affiliates in 2004, 2005 and 2006.

(c)	The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d)	Advertising services rendered to Innova for the three months ended March 31, 2004, to Univision in 2004, to OCEN in 2004, 2005 and 2006, and Volaris in 2006.
     Other transactions with related parties carried out by the Group in the normal course of business include the following:
     (1) A consulting firm owned by a relative of one of the Group’s directors, which has, from time to time, provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience.
     (2) From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Group’s Board serve as board members of this bank.
     (3) Two of the Group’s directors and one of the Group’s alternate directors are members of the board as well as stockholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.
     (4) Several other members of the Group’s current board serve as members of the boards and/or stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
     (5) During 2004, 2005 and 2006, a professional services firm in which a current director maintains interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.19,962, Ps.18,435 and Ps.16,631, respectively.
     (6) A television production company, indirectly controlled by a company where a member of the board and executive of the Company is a stockholder, provided production services to the Group in 2004, 2005 and 2006, in the amount of U.S.$5.6 million, U.S.$11.3 million and U.S.$8.1 million, respectively.
     (7) During 2005 and 2006, the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps. 19,770 and Ps. 109,843, respectively.
     The balances of receivables and (payables) between the Group and affiliates as of December 31, 2005 and 2006, were as follows:

	2005		2006
Receivables:
CIE (see Notes 5 and 7)	Ps.	199,030	Ps.	—
Univision (see Note 5)		92,582		104,205
Editorial Clío, Libros y Videos, S.A. de C.V.		14,857		6,922
Volaris (see Note 2)		—		33,129
OCEN (see Notes 5 and 7)		3,790		1,954
Other		26,014		38,604

	Ps.	336,273	Ps.	184,814

Payables:
DIRECTV (payable in connection with the acquisition of a subscriber list, see Notes 2 and 7)	Ps.	(733,438)	Ps.	—
News Corp. (see Note 2)		(48,191)		(23,513)
Other		(29,026)		(14,620)

	Ps.	(810,655)	Ps.	(38,133)

     All significant account balances included in amounts due from affiliates bear interest. In 2004, 2005 and 2006, average interest rates of 6.9%, 9.6% and 7.5% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
     Customer deposits and advances as of December 31, 2005 and 2006, included deposits and advances from affiliates and other related parties, which were primarily made by Univision (see Note 11), OCEN, Editorial Clío, Libros y Videos, S.A. de C.V., and CIE in 2005 and 2006, and Volaris in 2006, in an aggregate amount of Ps. 133,098 and Ps. 287,124, respectively.
17. Integral Cost of Financing
     Integral cost of financing for the years ended December 31, consisted of:

	2004		2005		2006
Interest expense(1)	Ps.	2,252,978	Ps.	2,221,015	Ps.	1,937,591
Interest income		(705,888)		(969,905)		(1,094,266)
Foreign exchange loss, net(2)		99,037		757,036		190,516
(Gain) loss from monetary position(3)		(15,939)		(153,887)		65,850

	Ps.	1,630,188	Ps.	1,854,259	Ps.	1,099,691

(1)	Interest expense in 2004, 2005 and 2006, includes Ps. 217,713, Ps. 39,620 and Ps. 39,843, respectively, derived from the UDI index restatement of Company’s UDI-denominated debt securities and a net gain from related derivative contracts of Ps. 32,659 and Ps. 6,557, in 2004 and 2005, respectively (see Notes 8 and 9).

(2)	Net foreign exchange loss in 2004, 2005 and 2006, includes a net loss from foreign currency derivative contracts of Ps. 103,500, Ps. 741,128 and Ps. 57,745, respectively. A foreign exchange gain in 2004 and 2005 of Ps. 45,850 and Ps. 433,752, respectively, and a foreign exchange loss of Ps. 33,175 in 2006, were hedged by the Group’s net investment in Univision and recognized in stockholders’ equity as other comprehensive loss (see Notes 1(c) and 14).

(3)	The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2004, 2005 and 2006 of Ps.195,412, Ps.138,620 and Ps.107,607, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see Note 20).
18. Restructuring and Non-recurring Charges
     Restructuring and non-recurring charges for the years ended December 31, are analyzed as follows:

	2004		2005		2006
Restructuring charges:
Severance costs	Ps.	157,324	Ps.	43,028	Ps.	45,282
Non-recurring charges:
Impairment adjustments(1)		247,298		7,740		90,078
Expenses of debt placement(2)		13,923		188,452		478,994
Other		6,432		—		—

	Ps.	424,977	Ps.	239,220	Ps.	614,354

(1)	During 2004, the Group tested for impairment the carrying value of goodwill and other intangible assets. As a result of such testing, impairment adjustments were made to goodwill related primarily to the Group’s Publishing Distribution segment and publishing trademarks in the amount of Ps. 204,178 and Ps. 43,120, respectively. During 2006, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment. As a result of such testing, an impairment adjustment was made to these intangible assets of Ps.90,078. For purposes of the goodwill impairment test, the fair value of the related reporting unit was estimated using appraised valuations by experts.

(2)	Related to Senior Notes due 2011 and Notes denominated in Mexican UDIs due 2007 in 2005 and Senior Notes due 2013 in 2006 (see Note 8).
19. Other Expense, Net
     Other expense (income) for the years ended December 31, is analyzed as follows:

	2004		2005		2006
Loss (gain) on disposition of investments, net (see Note 2)	Ps.	143,889	Ps.	179,269	Ps.	(18,848)
Provision for doubtful non-trade accounts and write-off of other receivables		40,610		15,530		—
Donations (see Note 16)		177,772		124,914		130,110
Financial advisory and professional services(1)		71,948		75,417		99,149
Loss on disposition of fixed assets		71,361		115,593		—
Other expense (income), net		48,150		(27,686)		630

	Ps.	553,730	Ps.	483,037	Ps.	211,041

(1)	Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 12 and 16).
20. Income Taxes and Employees’ Profit Sharing
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
     The Mexican corporate income tax rate in 2004, 2005 and 2006 was 33%, 30% and 29%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in subsequent years will be 28%.
     The income tax provision for the years ended December 31, 2004, 2005 and 2006, was comprised as follows:

	2004		2005		2006
Income tax and asset tax, current	Ps.	602,157	Ps.	1,601,399	Ps.	770,856
Income tax and asset tax, deferred		655,647		(819,707)		1,245,815

	Ps.	1,257,804	Ps.	781,692	Ps.	2,016,671

     The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income tax and the asset tax.

	%
	2004	2005	2006
Tax at the statutory rate on income before provisions	33	30	29
Differences in inflation adjustments for tax and book purposes	2	1	—
Hedge	—	1	—
Non-deductible items	3	—	—
Special tax consolidation items	—	(2)	—
Unconsolidated income tax	2	—	—
Minority interest	(4)	(2)	—
Excess in tax provision of prior years	(2)	(1)	—
Changes in valuation allowances:
Asset tax	4	—	3
Tax loss carryforwards	5	(1)	3
Foreign operations	(9)	(5)	(2)
Recoverable income tax from repurchase of shares	(5)	—	—
Use of tax losses(a)	(10)	(12)	(16)

Provision for income tax and the asset tax	19	9	17

(a)	In 2004, this amount represents the effect of the use of tax loss carryforwards arising from the acquisition of certain other subsidiaries in the second half of 2004. In 2005, this amount represents the effect of the use of tax losses in connection with the acquisition of Comtelvi (see Note 2). In 2006, this amount represents the effect of the use of tax deductions related to certain transactions made by the Group inconnection with a corporate reorganization.
     The Group has tax loss carryforwards at December 31, 2006, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries(1)	Ps.	4,226,569	From 2007 to 2016
Non-Mexican subsidiaries(2)		991,454	From 2007 to 2025

		5,218,023
Capital tax loss carryforwards:
Unconsolidated Mexican subsidiaries(3)		403,658	From 2007 to 2010

	Ps.	5,621,681

(1)	During 2004, 2005 and 2006, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps. 2,275,247, Ps. 465,795 and Ps. 3,161,005, respectively. In 2005 and 2006, that amount includes the operating tax loss carryforwards related to the minority interest of Sky Mexico.

(2)	Approximately the equivalent of U.S.$91.8 million for subsidiaries in Spain, South America and the United States.

(3)	These carryforwards can only be used in connection with capital gains to be generated by such subsidiaries.

     The asset tax rate was 1.8% in 2004, 2005 and 2006. In 2007, the asset tax rate decreased from 1.8% to 1.25%; however, those asset tax deductions that were permitted in prior years are not longer allowed beginning 2007. The asset tax paid in excess of the income tax in the previous ten years can be credited in future years if the amount of the income tax in subsequent years is in excess of the assets tax. As of December 31, 2006, the Company had Ps. 1,111,591 of asset tax subject to be credited and expiring between 2007 and 2013.
     The deferred taxes as of December 31, 2005 and 2006, were principally derived from the following temporary differences:

	2005		2006

Assets:
Accrued liabilities	Ps.	839,540	Ps.	647,742
Goodwill		833,786		778,200
Tax loss carryforwards		1,295,617		1,296,464
Allowance for doubtful accounts		429,424		274,974
Customer advances		1,434,881		1,194,001
Other items		230,409		165,163
Liabilities:
Inventories		(225,100)		(618,652)
Property, plant and equipment, net		(1,040,005)		(1,072,480)
Prepaid expenses		(1,351,651)		(1,246,859)
Innova		(1,375,773)		(890,301)

Deferred income taxes of Mexican companies		1,071,128		528,252
Deferred income taxes of foreign subsidiaries		(58,595)		(115,354)
Asset tax		1,440,339		1,402,658
Valuation allowances(a)		(2,659,111)		(3,304,334)

Deferred income tax liability		(206,239)		(1,488,778)
Effect of change of income tax rates		33,868		—

Deferred income tax liability, net	Ps.	(172,371)	Ps.	(1,488,778)

(a)	Reflects valuation allowances of foreign subsidiaries of Ps. 292,268 and Ps. 344,792 at December 31, 2005 and 2006, respectively.
     A roll forward of the Group’s valuation allowance for 2006 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,015,642)	Ps.	(809,683)	Ps.	(833,786)	Ps.	(2,659,111)
Increases		(398,901)		(301,908)		—		(700,809)
Decreases		—		—		55,586		55,586

Balance at end of year	Ps.	(1,414,543)	Ps.	(1,111,591)	Ps.	(778,200)	Ps.	(3,304,334)

     The change in the deferred income tax liability for the year ended December 31, 2006, representing a credit of Ps. 1,316,407 was recorded against the following accounts:

Charge to the gain from monetary position(1)	Ps.	100,892
Credit to the result from holding non-monetary assets		(30,300)
Charge to the provision for deferred income tax		1,245,815

	Ps.	1,316,407

(1)	Net of Ps. 107,607, representing the effect on restatement of the non-monetary items included in the deferred tax calculation.
     The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

21. Earnings per CPO/Share
     During the years ended December 31, 2004, 2005 and 2006, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2004	2005	2006
Total Shares	345,205,994	341,158,189	339,776,222
CPOs	2,293,867	2,463,608	2,451,792
Shares not in the form of CPO units:
Series “A” Shares	55,524,135	52,915,759	52,915,849
Series “B” Shares	5,305,998	108	187
Series “D” Shares	6,645,321	113	239
Series “L” Shares	6,645,321	113	239
     Earnings (loss) per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2004, 2005 and 2006, are presented as follows:

	2004				2005				2006
			Per Each				Per Each				Per Each
	Per		Series “A”, “B”,		Per		Series “A”, “B”,		Per		Series “A”, “B”,
	CPO		“D” and “L” Share		CPO		“D” and “L” Share		CPO		“D” and “L” Share
Continuing operations	Ps.	1.97	Ps.	0.02	Ps.	2.37	Ps.	0.02	Ps.	2.96	Ps.	0.03
Cumulative loss of accounting change		(0.37)		—		(0.18)		—		—		—

Net income	Ps.	1.60	Ps.	0.02	Ps.	2.19	Ps.	0.02	Ps.	2.96	Ps.	0.03

22. Foreign Currency Position
     The foreign currency position of monetary items of the Group at December 31, 2006, was as follows:

	Foreign
	Currency
	Amounts	Year-End		Mexican
	(Thousands)	Exchange Rate		Pesos
Assets:
U.S. dollars(1)	2,424,404	Ps.	10.8025	Ps.	26,189,624
Euros	96,971		14.2626		1,383,059
Chilean pesos	8,989,901		0.0202		181,596
Colombian pesos	26,860,038		0.0048		128,928
Other currencies					133,606
Liabilities:
U.S. dollars(2)	1,311,638	Ps.	10.8025	Ps.	14,168,970
Euros	9,810		14.2626		139,916
Chilean pesos	10,068,233		0.0202		203,378
Colombian pesos	27,710,309		0.0048		133,009
Other currencies					92,805

(1)	Includes assets in the amount of U.S.$1,094.4 million and U.S.$262.7 million, related to the available-for-sale investment in shares of Univision and the investment in convertible debentures of Alvafig, respectively, which foreign exchange result is recognized as a gain or loss in accumulated other comprehensive result (see Note 1(c)).

(2)	Includes liabilities in the amount of U.S.$971.9 million, related to the Senior Notes due in 2011, 2025 and 2032, which are partially hedging the available-for-sale investment in shares of Univision (see Note 1(c)).

     The foreign currency position of non-monetary items as of December 31, 2006, was as follows:

	Foreign
	Currency
	Amounts	Year-End		Mexican
	(Thousands)	Exchange Rate		Pesos(1)
Property, plant and equipment:
U.S. dollars	393,405	Ps.	10.8025	Ps.	4,249,758
Japanese yen	3,676,743		0.0908		333,848
Euros	17,017		14.2626		242,707
Other currencies					199,484
Transmission rights and programming:
U.S. dollars	315,959	Ps.	10.8025	Ps.	3,413,147

(1)	Amounts translated at the year-end exchange rates for reference purposes only; does not indicate the actual amounts accounted for in the financial statements.
     Transactions incurred during 2006 in foreign currencies were as follows:

		U.S. Dollar
		Equivalent
		of other
		Foreign
		Currency	Total
	U.S. Dollar	Transactions	U.S. Dollar	Mexican
	(Thousands)	(Thousands)	(Thousands)	Pesos(1)
Income:
Revenues	$404,824	$64,910	$469,734	Ps.	5,074,302
Other income	9,662	4,146	13,808		149,161
Interest income	39,377	4,275	43,652		471,551

	$453,863	$73,331	$527,194	Ps.	5,695,014

Purchases, costs and expenses:
Purchases of inventories	$254,217	$24,026	$278,243	Ps.	3,005,720
Purchases of property and equipment	82,440	11,831	94,271		1,018,362
Investments	339,355	138,175	477,530		5,158,517
Costs and expenses	383,267	65,579	448,846		4,848,664
Interest expense	98,442	128	98,570		1,064,802

	$1,157,721	$239,739	$1,397,460	Ps.	15,096,065

(1)	Income statement amounts translated at the year-end exchange rate of Ps. 10.8025 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).
     As of December 31, 2006 the exchange rate was Ps.10.8025 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
     As of April 2, 2007, the exchange rate was Ps.11.0270 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
23. Segment Information
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
Pay Television Networks
     The pay television networks segment includes programming services for cable and pay-per-view television companies in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others. Pay television network revenues are derived from domestic and international programming services provided to independent cable television systems in Mexico and the Group’s DTH satellite and cable television businesses, and from the sale of advertising time on programs provided to pay television companies in Mexico.
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
Other Businesses
     The other businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, nationwide paging (through October 2004), feature film production and distribution, Internet operations and, beginning in the second quarter of 2006, gaming operations.

     The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2004, 2005 and 2006.

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Profit (Loss)
2004:
Television Broadcasting	Ps.	18,388,175	Ps.	440,734	Ps.	17,947,441	Ps.	8,343,836
Pay Television Networks		861,011		120,575		740,436		320,974
Programming Exports		2,061,507		—		2,061,507		786,757
Publishing		2,250,807		5,354		2,245,453		456,677
Publishing Distribution		1,692,358		8,732		1,683,626		(27,290)
Sky Mexico		3,910,479		46,227		3,864,252		1,439,253
Cable Television		1,212,755		3,789		1,208,966		383,367
Radio		318,011		53,065		264,946		34,134
Other Businesses		1,610,148		107,803		1,502,345		(137,468)

Segment totals		32,305,251		786,279		31,518,972		11,600,240
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(786,279)		(786,279)		—		(167,706)
Depreciation and amortization expense		—		—		—		(2,231,065)

Consolidated total	Ps.	31,518,972	Ps.	—	Ps.	31,518,972	Ps.	9,201,469 (1)

2005:
Television Broadcasting	Ps.	19,323,506	Ps.	570,651	Ps.	18,752,855	Ps.	9,211,431
Pay Television Networks		1,156,214		304,920		851,294		539,072
Programming Exports		1,951,951		—		1,951,951		695,785
Publishing		2,607,052		40,134		2,566,918		499,525
Publishing Distribution		418,495		10,638		407,857		6,869
Sky Mexico		6,229,173		33,240		6,195,933		2,618,809
Cable Television		1,462,098		3,001		1,459,097		509,403
Radio		358,706		53,322		305,384		54,316
Other Businesses		1,377,882		71,608		1,306,274		(187,682)

Segment totals		34,885,077		1,087,514		33,797,563		13,947,528
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,087,514)		(1,087,514)		—		(189,867)
Depreciation and amortization expense		—		—		—		(2,517,015)

Consolidated total	Ps.	33,797,563	Ps.	—	Ps.	33,797,563	Ps.	11,240,646 (1)

2006:
Television Broadcasting	Ps.	20,972,085	Ps.	558,579	Ps.	20,413,506	Ps.	10,597,965
Pay Television Networks		1,329,044		279,037		1,050,007		682,251
Programming Exports		2,110,923		—		2,110,923		869,289
Publishing		2,885,448		18,997		2,866,451		555,785
Publishing Distribution		433,533		11,450		422,083		17,999
Sky Mexico		7,452,730		90,426		7,362,304		3,555,478
Cable Television		1,984,743		4,857		1,979,886		816,823
Radio		444,569		42,829		401,740		94,565
Other Businesses		1,408,086		83,145		1,324,941		(311,316)

Segment totals		39,021,161		1,089,320		37,931,841		16,878,839
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,089,320)		(1,089,320)		—		(450,879)
Depreciation and amortization expense		—		—		—		(2,679,066)

Consolidated total	Ps.	37,931,841	Ps.	—	Ps.	37,931,841	Ps.	13,748,894 (1)

(1)	Consolidated totals represents consolidated operating income.
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
     The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2004, 2005 and 2006.

					Additions to
	Segment		Segment		Property,
	Assets		Liabilities		Plant and
	at Year-End		at Year-End		Equipment
2004:
Continuing operations:
Television operations(1)	Ps.	49,815,530	Ps.	22,178,189	Ps.	898,251
Publishing		2,136,114		310,473		57,301
Publishing Distribution		1,077,986		396,112		35,999
Sky Mexico		4,866,107		7,790,701		704,976
Cable Television		2,176,705		349,102		430,549
Radio		490,005		58,762		9,619
Other Businesses		3,565,641		597,448		42,733

Total	Ps.	64,128,088	Ps.	31,680,787	Ps.	2,179,428

2005:
Continuing operations:
Television operations(1)	Ps.	48,296,624	Ps.	23,234,275	Ps.	910,648
Publishing		2,147,308		361,262		11,005
Publishing Distribution		952,747		442,505		6,025
Sky Mexico		4,738,175		6,219,153		1,235,508
Cable Television		2,427,776		488,407		579,218
Radio		534,605		72,520		13,863
Other Businesses		3,737,771		465,158		92,808

Total	Ps.	62,835,006	Ps.	31,283,280	Ps.	2,849,075

2006:
Continuing operations:
Television operations(1)	Ps.	57,845,063	Ps.	23,414,660	Ps.	1,108,412
Publishing		2,106,095		351,786		35,184
Publishing Distribution		966,616		456,556		15,964
Sky Mexico		6,212,452		5,416,342		1,000,911
Cable Television		2,940,073		736,171		829,343
Radio		496,507		90,455		18,298
Other Businesses		4,568,076		837,940		296,211

Total	Ps.	75,134,882	Ps.	31,303,910	Ps.	3,304,323

(1)	Segment assets and liabilities information is not maintained by the Group for each of the Television Broadcasting, Pay Television Networks and Programming Exports segments. In management’s opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.

     Segment assets reconcile to total assets as follows:

	2005		2006
Segment assets	Ps.	62,835,006	Ps.	75,134,882
Investments attributable to:
Television operations(1)		12,731,912		1,674,503
Other segments		885,345		4,057,367
Goodwill — net attributable to:
Television operations		1,353,021		1,352,642
Publishing distribution		24,629		23,689
Other segments		391,988		787,407

Total assets	Ps.	78,221,901	Ps.	83,030,490

(1)	Includes goodwill attributable to equity investments of Ps. 5,722,211 and Ps.39,616 in 2005 and 2006, respectively.
     Equity method income (loss) for the years ended December 31, 2004, 2005 and 2006 attributable to television operations, equity investments approximated Ps.274,260, Ps.186,489 and Ps.(607,259), respectively.
     Segment liabilities reconcile to total liabilities as follows:

	2005		2006
Segment liabilities	Ps.	31,283,280	Ps.	31,303,910
Notes payable and long-term debt not attributable to segments		15,864,252		15,122,207

Total liabilities	Ps.	47,147,532	Ps.	46,426,117

Geographical segment information

					Additions to
	Total		Segment Assets		Property, Plant
	Net Sales		at Year-End		and Equipment

2004:
Mexico	Ps.	26,668,718	Ps.	55,515,952	Ps.	2,117,738
Other countries		4,850,254		8,612,136		61,690

	Ps.	31,518,972	Ps.	64,128,088	Ps.	2,179,428

2005:
Mexico	Ps.	29,881,597	Ps.	56,175,843	Ps.	2,818,179
Other countries		3,915,966		6,659,163		30,896

	Ps.	33,797,563	Ps.	62,835,006	Ps.	2,849,075

2006:
Mexico	Ps.	33,532,875	Ps.	69,584,295	Ps.	3,268,797
Other countries		4,398,966		5,550,587		35,526

	Ps.	37,931,841	Ps.	75,134,882	Ps.	3,304,323

     Net sales are attributed to countries based on the location of customers.

24. Differences between Mexican FRS and U.S. GAAP
     The Group’s consolidated financial statements are prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and shareholders’ equity as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.
     Reconciliation of net income

	2004		2005		2006
Net income as reported under Mexican FRS	Ps.	4,641,404	Ps.	6,373,822	Ps.	8,586,188
U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of depreciation		25,649		9,772		66,267
(b) Deferred costs, net of amortization		39,007		(3,886)		18,455
(c) Deferred debt refinancing costs, net of amortization		—		(582,743)		30,259
(d) Equipment inflation restatement, net of depreciation		75,065		(500,117)		(116,669)
(e) Purchase accounting adjustments:
Amortization of network affiliation agreements		(6,900)		(6,900)		(6,900)
Depreciation of fixed assets		(11,679)		(11,679)		(11,679)
Amortization of other assets		(4,601)		(4,852)		(4,822)
Amortization of subscribers list		—		—		(100,405)
(f) Goodwill and other intangible assets:
Reversal of Mexican FRS impairment of goodwill		185,770		—		—
(g) Equity method investees:
Innova		1,401,192		—		—
SMCP		(488,764)		1,357,516		—
(i) Derivative financial instruments(1)		(1,207,403)		(255,780)		(1,347,150)
(j) Pension plan and seniority premiums		24,685		34,905		—
(k) Employee stock-based compensation		(331,330)		45,448		—
(l) Production and film costs		(71,057)		318,146		271,106
(m) Deferred income taxes and employees’ profit sharing:
Deferred income taxes (1)		352,411		259,142		74,461
Deferred employees’ profit sharing (1)		(71,504)		74,198		9,968
(n) Maintenance reserve		1,558		5,151		(2,645)
(o) Reversal of hedge accounting for investment in Univision		—		—		539,563
(p) Minority interest on U.S. GAAP adjustments		(27,683)		(10,832)		1,093

Net income under U.S. GAAP	Ps.	4,525,820	Ps.	7,101,311	Ps.	8,007,090

(1)	Net of inflation effects

Reconciliation of stockholders’ equity

	2005		2006
Total stockholders’ equity under Mexican FRS	Ps.	31,074,369	Ps.	36,604,373

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(884,322)		(818,055)
(b) Deferred costs, net of amortization		(127,834)		(109,379)
(c) Deferred debt refinancing costs, net of amortization		(582,743)		(552,484)
(d) Equipment inflation restatement, net of depreciation		382,069		258,689
(e) Purchase accounting adjustments:
Broadcast license and network affiliation agreements		133,393		126,493
Fixed assets		64,229		52,550
Other assets		50,951		45,811
Goodwill on acquisition of Bay City		(1,064,817)		(1,064,817)
Goodwill on acquisition of minority interest in Editorial Televisa		1,309,215		1,309,215
Subscribers list		—		502,023
Goodwill on acquisition of minority interest in Innova		—		83,112
(f) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		775,993		135,294
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		106,003		106,003
(g) Equity method investees:
Others		(2,357)		(2,357)
(h) Univision investment:
Equity method adjustment		113,486		—
Goodwill on acquisition of additional interests		(634,024)		—
Adjustment to gain on sale of music recording business		(312,276)		—
(i) Derivative financial instruments		1,347,150		—
(j) Pension plan and seniority premiums		59,589		617,123
(l) Production and film costs		(1,754,030)		(1,482,924)
(m) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		454,671		374,901
Deferred employees’ profit sharing		(120,828)		(110,860)
(n) Maintenance reserve		23,859		21,214
(p) Minority interest		(930,406)		(1,627,047)

Total U.S. GAAP adjustments, net		(1,593,029)		(2,135,495)

Total stockholders’ equity under U.S. GAAP	Ps.	29,481,340	Ps.	34,468,878

     A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2005		2006
Balance at January 1,	Ps.	28,112,748	Ps.	29,481,340
Net income for the year		7,101,311		8,007,090
Repurchase of capital stock		(1,242,838)		(3,107,697)
Dividends		(4,480,311)		(1,119,749)
Sale of capital stock under stock-based compensation plan		327,308		565,990
Stock based compensation		291,200		235,047
Benefit from capital contribution of minority interest in Sky México		—		371,627
Other comprehensive income:
Changes in other comprehensive income of equity investees		(197,077)		576,369
Net unrealized loss on available-for-sale financial asset, net of tax		—		(1,446,642)
Result from holding non-monetary assets, net of tax		(248,496)		(69,702)
Foreign currency translation adjustment		(182,505)		573,781
Adjustment to initially adopt FASB Statement 158, net of tax(1)		—		401,424

Balance at December 31,	Ps.	29,481,340	Ps.	34,468,878

(1)	2006 Comprehensive Income does not include the adjustment to initially adopt FASB Statement 158.

     The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Mexican FRS Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirement of Regulation S-X of the Securities and Exchange Commission (“SEC”).
     The reconciliation to U.S. GAAP does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.
     Mexican FRS Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” requires restating the financial statements for all periods prior to the most recent period by using a weighted-average factor which considers the inflation in Mexico and the other countries in which the Group and its subsidiaries operate and the currency exchange rate for the currency of each country as of the date of the most recent balance sheet. The consistent reporting currency requirements of the SEC rules require restatement of prior periods for general price level changes only, utilizing the NCPI, and supplemental condensed financial statements utilizing the NCPI are required for U.S. GAAP purposes. The Group utilized the NCPI to restate its financial statements for prior years because the use of the weighted-average factor prescribed by B-15 would not have produced a materially different result.
     (a) Capitalization of financing costs, net of depreciation
     Mexican FRS allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses.
     U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In neither instance does U.S. GAAP allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods represented. The U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then.
     (b) Deferred costs, net of amortization
     Under Mexican FRS, certain development costs (including those related to web site development) and other deferred costs are capitalized and subsequently amortized on a straight-line basis once the related venture commences operations, defined as the period when revenues are generated. In addition, other expenditures which are expected to generate significant and identifiable future benefit are also capitalized and amortized over the expected future benefit period.
     Under U.S. GAAP, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, “Accounting for Web Site Development Costs”. Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican FRS, net of the reversal of any amortization which is reflected under Mexican FRS.

     (c) Deferred debt refinancing costs, net of amortization
     As described in Note 8, in March and May 2005, the Group issued Senior Notes due 2025 to fund the Group’s tender offers made for any or all of the Senior Notes due 2011 and the Mexican peso equivalent of UDI-denominated Notes due 2007. In conjunction therewith, under Mexican FRS, premiums paid to the old creditors were capitalized and are being amortized as an adjustment of interest expense over the remaining term of the new debt instrument.
     For U.S. GAAP purposes, premiums paid by the debtor to the old creditors are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. The adjustment to U.S. GAAP net income during 2005 reflects the reversal of the amounts capitalized under Mexican FRS, net of the related amortization while the 2006 adjustment reflects the reversal of amortization expense recorded under Mexican FRS.
     (d) Equipment inflation restatement, net of depreciation
     The Group restates equipment of non-Mexican origin using the Specific Index for determining the price-level accounting restated balances under Mexican FRS.
     Under Regulation S-X of the SEC, for U.S. GAAP purposes, the restatement of equipment of non-Mexican origin by the Specific Index method is a deviation from the historical cost concept. The U.S. GAAP net income and stockholders’ equity reconciliations reflect adjustments to reverse the Specific Index restatement recognized under Mexican FRS and to restate equipment of non-Mexican origin by the change in the NCPI and recalculate the depreciation expense on this basis. In addition, the result from holding non-monetary assets adjustment recognized in stockholders’ equity under Mexican FRS related to fixed assets totaling Ps.422,761 and Ps.6,711 for the years ended December 31, 2005 and 2006, respectively, has been reversed for U.S. GAAP purposes.
     In addition, the 2005 U.S. GAAP net income adjustment includes a catch-up adjustment of Ps.382,776, of depreciation expense of non-Mexican origin equipment, related to prior years. Individually, the amount related for each of the prior periods presented herein was not significant.
     (e) Purchase accounting adjustments
     Until December 31, 2003, under Mexican FRS, the Company recorded the excess of the purchase price over the adjusted net book value of enterprises acquired as goodwill and amortized it over a period not to exceed twenty years. Effective January 1, 2004, under Mexican FRS, goodwill is no longer amortized but subject to annual impairment tests.
     Under U.S. GAAP, the purchase method of accounting requires the acquiring Group to record at fair value the assets acquired and liabilities assumed, including deferred income taxes. The difference between the purchase price and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. The following historical transactions reflect differences in the application of purchase accounting under Mexican FRS versus U.S. GAAP as it relates to consolidated subsidiaries.
     In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radiotelevisión, S.A. de C.V. and under Mexican FRS, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license and network affiliation agreements, programming and advertising contracts, fixed assets, other assets and residual goodwill. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. Upon the adoption of SFAS 142 on January 1, 2002, the Group ceased amortizing the broadcast license, as it was considered to have an indefinite life, as well as the amount allocated to goodwill. The U.S. GAAP net income adjustment for each of the periods presented represents the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes.
     In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date (which were used to effect the transaction), with a related goodwill of Ps.84,591 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being the fair value of the shares issued by the Group as consideration for the minority interest acquired. The purchase price adjustment under U.S. GAAP was allocated to goodwill. There is no net income adjustment related to this transaction as goodwill is no longer amortized for either Mexican FRS and U.S. GAAP purposes. Therefore, the U.S. GAAP stockholders’ equity adjustment for each of the periods represents (i) the total amount of goodwill measured and recorded under U.S. GAAP versus Mexican FRS; (ii) as well as the difference in amortization of goodwill for Mexican FRS purposes from 2002 through December 31, 2003.
     In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Innova that DIRECTV acquired from Liberty Media. This minority interest acquisition amounted to approximately U.S.$58.7 million (Ps.674,535). After this transaction, the Group (i) increased its equity stake in Innova from 52.7% to 58.7% (see Note 11); and (ii) under Mexican FRS, recognized the excess of the purchase price over the carrying value of this minority interest totaling Ps.685,540 within stockholders’ equity, as transactions between shareholders are not subject to purchase accounting. Under U.S. GAAP, the acquisition of minority interest should be accounted for using the purchase method of accounting. The Group has recognized an intangible asset related to the subscribers list that should be amortized on a straight-line basis over its estimated subscriber period. For the difference between the purchase price, and the fair value of the net assets acquired, including identifiable intangible assets, the Group has recorded goodwill in the amount of Ps.83,112. The 2006 U.S. GAAP net income adjustment reflects only the amortization of the subscribers list recognized for U.S. GAAP purposes.
     (f) Goodwill and other intangible assets
     In 2004, the Group recognized for Mexican FRS purposes impairment charges totaling Ps.185,770 related to the Publishing Distribution segment. Given that the Publishing Distribution segment impairment charge had been previously recognized for U.S. GAAP purposes upon adoption of SFAS 142 in 2002, this Mexican FRS impairment adjustment has been reversed in the 2004 U.S. GAAP net income reconciliation.
     The carrying amount of goodwill by segment under U.S. GAAP for the years ended December 31, 2005 and 2006, are as follows:

	2005		2006
Consolidated subsidiaries:
Television Broadcasting	Ps.	325,222	Ps.	324,882
Publishing		1,340,173		1,339,198
Other segments		66,489		149,601
Equity method investees (1)		5,834,058		834,068

	Ps.	7,565,942	Ps.	2,647,749

     The U.S. GAAP net carrying value of intangible assets as of December 31, 2005 and 2006 amounted to:

	2005		2006
Trademarks (2) (3)	Ps.	490,816	Ps.	598,238
Television network concession (2)		715,702		715,702
TVI concession(4)		—		141,778
Network affiliation agreements (2)		115,569		115,569
Licenses and software		354,266		356,195
Subscriber list		450,340		853,120
Deferred financing costs		311,585		261,240
Broadcast license		17,824		10,924
Lease hold improvements		—		147,388
Other TVI		—		77,639

	Ps.	2,456,102	Ps.	3,277,793

(1)	Beginning July 1, 2006, the Group’s investment in Univision both for Mexican FRS and U.S. GAAP purposes, no longer qualifies for accounting under the equity method since the Group’s ability to exercise significant influence over operating and financial policies of Univision no longer exists. The carrying value of the Group’s net investment in Univision at December 31, 2005 included goodwill in the amount of Ps. 5,395,406, which in 2006 has been reclassified to become part of the basis of the available-for-sale financial asset.

(2)	Indefinite-lived

(3)	Includes translation effect, impairment adjustments and acquisitions (see Note 7)

(4)	Represents a cable television company with a license to operate in the city of Monterrey and surrounding areas. The license expires in 2026. The Group acquired a 50% interest in this venture.
     The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.413,967 for each of the next five fiscal years.
     (g) Equity method investees
     The effect of applying U.S. GAAP to the Group’s equity investees, as it relates to Innova (through March 31, 2004), SMCP (through October 2004), Univision and other minor investees, has been included in the Group’s U.S. GAAP reconciliation.
     The 2005 income statement adjustment represents the reversal of the amount recorded in the 2004 balance sheet related to SMCP. This equity method investment was sold in 2005, with a gain equaling the difference in the carrying value of the investment upon disposal.
     The schedules below present, under U.S. GAAP, summarized statements of operations for the years ended December 31, 2004 and 2005, and balance sheet information as of December 31, 2005 for the significant investments that were accounted for under the equity method. For each of the periods presented, only investments which exceeded the 10% threshold test under Rule 4-08 of Regulation S-X were separately disclosed. Amounts of equity method investees for 2006 were not significant and hence, not presented below.
Condensed Statement of Operations

	Year ended December 31, 2004
			Other
			Equity		Total Equity
	Univision		Investments		Investments
Net sales	Ps.	21,420,908	Ps.	5,892,423	Ps.	27,313,331
Total expenses		16,380,673		6,258,779		22,639,452

Income (loss) before income taxes and minority interest		5,040,235		(366,356)		4,673,879
Income tax provision		(1,972,834)		(175,056)		(2,147,890)

Income (loss) before minority interest		3,067,401		(541,412)		2,525,989
Minority interest		—		(3,246)		(3,246)

U.S. GAAP net income (loss)	Ps.	3,067,401	Ps.	(544,658)	Ps.	2,522,743

Televisa’s equity in net income (losses) of equity investees, under U.S. GAAP	Ps.	291,768	Ps.	(148,855)	Ps.	142,913

	Year ended December 31, 2005
			Other
			Equity		Total Equity
	Univision		Investments		Investments
Net sales	Ps.	21,589,552	Ps.	3,525,695	Ps.	25,115,247
Total expenses		17,507,427		3,718,229		21,225,656

Income (loss) before income taxes and minority interest		4,082,125		(192,534)		3,889,591
Income tax provision		(2,012,446)		(41,652)		(2,054,098)

Income (loss) before minority interest		2,069,679		(234,186)		1,835,493
Minority interest		—		—		—

U.S. GAAP net income (loss)	Ps.	2,069,679	Ps.	(234,186)	Ps.	1,835,493

Televisa’s equity in net income (losses) of equity investees, under U.S. GAAP	Ps.	199,631	Ps.	(32,981)	Ps.	166,650

Condensed Balance Sheets
	As of December 31, 2005
			Other Equity		Total Equity
	Univision		Investments		Investments
Current assets	Ps.	7,005,850	Ps.	2,571,701	Ps.	9,577,551
Non-current assets		82,870,894		1,777,551		84,648,445

Total assets	Ps.	89,876,744	Ps.	4,349,252	Ps.	94,225,996

Current liabilities	Ps.	10,056,768	Ps.	1,355,690	Ps.	11,412,458
Non-current liabilities		23,528,809		287,745		23,816,554
Stockholders’ equity		56,291,167		2,705,817		58,996,984

Total liabilities and stockholders’ equity	Ps.	89,876,744	Ps.	4,349,252	Ps.	94,225,996

Televisa’s investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition (net)	Ps.	6,001,239	Ps.	909,312	Ps.	6,910,551

As noted in Note 5, the Group ceased applying equity method over Univision in July 1, 2006, and therefore, there were no investments as of December 31, 2006 which exceeded the 10% threshold test under Rule 4-08 of Regulation S-X.
     (h) Univision
     Equity method adjustment
     Under Mexican FRS, effective January 1, 2004, goodwill is no longer amortized but subject to an annual impairment test. For U.S. GAAP purposes, goodwill is no longer amortized upon adoption of SFAS 142 in 2002. As a result, the U.S. GAAP stockholders’ equity adjustment reflects the reversal of the Mexican FRS goodwill amortization from the date of acquisition through December 31, 2003.
     Goodwill on acquisition of additional interests
     In 2001, the Group entered into a series of transactions with Univision by which, among other things, the Group acquired 375,000 non-voting preferred shares of Univision stock, which converted in February 2002, into 10,594,500 shares of Univision Class “A” Common Stock and 2,725,136 shares of Univision Class “B” Common Stock, and 6,000,000 shares of Univision Class “A” Common Stock as partial consideration for the sale of its music recording business. Under Mexican FRS, the Group recognized the cost of the additional investments over the excess of its underlying equity in the net assets of Univision as goodwill. Under U.S. GAAP, the additional investments were each accounted for as a purchase with the difference between the investors’ cost and underlying equity in the net assets of the investee at the date of acquisition being accounted for in a manner similar to a consolidated subsidiary and therefore goodwill was recognized. Therefore, the U.S. GAAP equity adjustment for each of the periods presented represents the difference in the amount of goodwill recognized, less the amortization of goodwill for Mexican FRS purposes from 2002 through December 31, 2003.
     Adjustment to gain on sale of music recording business
     As described in Note 5, the Group disposed of its music recording business to Univision in exchange for 6,000,000 shares of Univision Class “A” Common Stock and warrants to purchase, at an exercise price of U.S.$38.261 per share, 100,000 shares of Univision Class “A” Common Stock. The sale, which was consummated in April 2002, was accounted for at fair value under both Mexican FRS and U.S. GAAP. The fair value of the proceeds exceeded the carrying value of music recording business and, under Mexican FRS, the Group recognized a 100% of the gain arising on the disposal of the business. Under U.S. GAAP however, although the fair value of the proceeds exceeded the carrying value of the assets by the same amount, the Group only recognized the portion of the gain equal to the percentage ownership that has effectively been sold to third parties. The U.S. GAAP equity adjustment therefore eliminates a portion of the gain recognized under Mexican FRS attributable to the Group’s interest in Univision, immediately after the transaction.
     Available-for-sale financial asset in 2006
     Beginning July 1, 2006, the Group’s investment in Univision both for Mexican FRS and U.S. GAAP purposes, no longer qualifies for accounting under the equity method since the Group’s ability to exercise significant influence over operating and financial policies of Univision no longer exists. Therefore, the Group has reclassified its carrying value in Univision, consisting of its investment in shares, and warrants to acquire shares of Univison common stock, goodwill and other cumulative U.S. GAAP adjustments described above, as a current available-for-sale equity security and as the beginning cost basis upon the change in the investment to “available for sale”. Subsequently, the carrying value is adjusted to fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity within accumulated other comprehensive income (see Notes 5 and 14). As a result, the U.S. GAAP stockholders’ equity reconciliation as of December 31, 2006 no longer includes a reconciling item for goodwill as the carrying value of the investment is the same under U.S. GAAP and Mexican FRS although there is a difference in accumulated other comprehensive income due to the difference in the carrying value of the investments upon reclassification to available for sale.
     (i) Derivative financial instruments
As described in Note 9, the Group entered into certain derivative instruments to hedge its exposure to a variety of market risks, including risks related to the effects of changes in foreign currency exchange rates, inflation and interest rates. During 2004, under Mexican FRS, the Group recorded these derivative instruments, which qualify for hedge accounting, on the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value were recorded in each period in the income statement. However, for U.S. GAAP purposes, these derivative instruments do not qualify for hedge accounting, and as such, they should be recorded on the balance sheet at their fair value with changes in fair values taken directly to the income statement. As described in Note 1 (p), effective January 1, 2005, the Group adopted the provision of Bulletin C-10, which requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings or stockholders’ equity (as accumulated other comprehensive income or loss) depending on the intended use of the derivative and the resulting designation. As of December 31, 2005 and 2006, none of the Group’s derivatives qualify for hedge accounting. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and Mexican FRS and therefore no U.S. GAAP equity adjustment related to the accounting for derivatives as of December 31, 2005 and 2006.

     In addition, as described in Note 5, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican FRS, the warrants have not been assigned a value since they are related to an equity investee and it is management’s intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF Issue No. 00-8, “Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services”, they must be recorded at their fair value from the date of performance commitment. The change in the fair value of the warrants is reflected within the U.S. GAAP net income adjustment for 2004 and 2005.
     During 2006, as described in Note 5, the Group announced its intention to have its shares and warrants to acquire shares of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. As of December 31, 2006, the Group’s warrants to acquire shares of Univision’s common stock have zero fair value since the per share exercise price of the warrants exceed the U.S.$36.25 per share amount to be received under the merger agreement. As a result, U.S. GAAP stockholders’ equity reconciliation as of December 31, 2006 no longer includes a reconciling item for derivative instruments.
     For the year ended December 31, 2006, the U.S. GAAP net income adjustment reflects the reversal of the carrying value of the warrants.
     (j) Pension plan and seniority premiums
     For U.S. GAAP purposes, periodic pension plan costs and periodic seniority premiums costs have been determined in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), which became effective for the Group on January 1, 1989, whereas, for Mexican FRS purposes, the Group adopted Bulletin D-3, “Labor Obligations,” effective January 1, 1993. The differing implementation dates resulted in a difference in amortization periods between Mexican FRS and U.S. GAAP. In 2006, the Company revised the Mexican FRS remaining amortization periods and therefore is no longer a U.S GAAP difference. The U.S. GAAP adjustment is determined by separate actuarial computations for each year under both SFAS 87 and Bulletin D-3.
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS 87, 88, 106, and 132(R)”. SFAS 158 requires, as of December 31, 2006, the Group to recognize the overfunded or underfunded status of a defined benefit postretirement plan, including pension plans, as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Group adopted the recognition provisions of SFAS 158 and has recognized the effects of adoption within its financial statements as of December 31, 2006.
     In addition, SFAS 158 requires, for fiscal years ending after December 15, 2008, that companies measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. The Group has early adopted this provision and has used December 31, 2006 as the measurement date for all of its plans.
     Components of Net Periodic Benefit Cost
     The components of net periodic pension and seniority premium plan cost as of December 31, calculated in accordance with SFAS 87, consist of the following:

	2004		2005		2006
Service cost	Ps.	69,119	Ps.	64,470	Ps.	65,931
Interest cost		37,032		35,531		38,382
Expected return on plan assets		(47,905)		(57,827)		(78,088)
Net amortization and deferral		8,220		(15,196)		6,261

Net cost under U.S. GAAP		66,466		26,978		32,486
Net cost under Mexican FRS		91,151		61,883		32,486

Reduction of net cost that would be recognized under U.S. GAAP	Ps.	(24,685)	Ps.	(34,905)	Ps.	—

Weighted-average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31
     The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuing year were:

	2004	2005	2006
Weighted average discount rate	4%	4%	4%
Rate of increase in future compensation levels	2%	2%	2%
Expected long-term rates of return on plan assets	5%	5%	9%
     The long-term asset return rate is based on the annual recommendations of the Actuarial Commission of the Mexican Association of Consulting Actuaries (AMAC), which in turn based its recommendation on historical average real interest rates of Treasury Bills (CETES) for the last twenty years. AMAC recommends an asset return between 0 and 400 basis points above discount rate used to estimate the benefit obligation. According to such recommendation, the Group used 4% as discount rate and 5% as asset return rate, 100 basis points higher than the discount rate.
     Obligations and Funded Status at December 31
     The pension and seniority premium plan liability, and the severance indemnities as of December 31, 2005 and 2006, under SFAS 87, is as follows:

	2005		2006
Projected benefit obligation	Ps.	1,003,489	Ps.	1,064,207
Plan assets		(1,483,739)		(1,737,640)

Funded status		(480,250)		(673,433)

Unrecognized prior service cost		(61,191)		—
Unrecognized net loss		378,969		—

		317,778		—

Prepaid pension asset		(162,472)		(673,433)
Severance indemnities — projected benefit obligation		302,831		343,345

Balance sheet liability (asset)	Ps.	140,359	Ps.	(330,088)

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	931,046	Ps.	1,003,489
Service cost		64,470		65,931
Interest cost		35,531		38,382
Actuarial gain		938		(25,725)
Benefits paid		(28,496)		(17,870)

Projected benefit obligation at end of year	Ps.	1,003,489	Ps.	1,064,207

	2005		2006
Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	1,201,495	Ps.	1,483,739
Actual return on plan assets		294,377		293,811
Plan asset contributions		5,273		—
Benefits paid		(17,406)		(39,910)

Fair value of plan assets at end of year	Ps.	1,483,739	Ps.	1,737,640

     Plan Assets
     The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2005	2006
Equity securities	65.9%	72.5%
Fixed rate instruments	34.1%	27.5%

Total	100.0%	100.0%

     Included within plan assets at December 31, 2005 and 2006 are shares held by the trust in the Group with a fair value of Ps.957,018 and Ps.1,259,447, respectively.
     The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts. These investment guidelines required, at the onset of the plan, an initial investment of a minimum of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or better by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments.
     The Group has substantially funded its projected benefit obligation as of December 31, 2006, accordingly, the Group does not expect to make significant contributions to its plan assets in 2007.
     The table below shows the effects within the statement of financial position of adopting SFAS 158.

	Before				After
	Application				Application
	of SFAS 158		Adjustments		of SFAS 158
Consolidated Balance Sheet Data

Prepaid pension plans and seniority premiums	Ps.	—	Ps.	330,088	Ps.	330,088

Other assets		88,116,251		—		88,116,251

Total assets	Ps.	88,116,251	Ps.	330,088	Ps.	88,446,339

Deferred income taxes	Ps.	5,428,054	Ps.	156,110	Ps.	5,584,164

Pension plans and seniority premiums		227,446		(227,446)		—

Other liabilities		46,766,250		—		46,766,250

Total liabilities		52,421,750		(71,336)		52,350,414

Minority interest		1,627,047		—		1,627,047

Total stockholders’ equity		34,067,454		401,424		34,468,878

Total liabilities and stockholders’ equity	Ps.	88,116,251	Ps.	330,088	Ps.	88,446,339

     The amounts recognized in accumulated other comprehensive income as of December 31, 2006 are as follows:

Net gain, net of income tax	Ps.	437,690
Prior service costs, net of income tax		(36,266)

	Ps.	401,424

     (k) Employee stock-based compensation
     Prior to January 1, 2005, under Mexican FRS, the Group recognized no compensation expense for its employee stock plans. In 2005, the Group adopted the guidelines of the International Financial Reporting Standard 2 (IFRS 2), “Share Based Payment,” which requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees.
     During 2005, the Group early adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), “Share Based Payment,” utilizing the modified retrospective application method for all periods presented. Prior to the early adoption of SFAS 123(R), for U.S. GAAP purposes, the Group applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations (“APB 25”) to account for stock-based compensation. In accordance with APB 25, the Company recognized compensation expense for its employee stock plans using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. Compensation cost is accrued over the vesting period and adjusted for subsequent changes in fair market value of the shares from the measurement date.
     As of December 31, 2005, the U.S. GAAP net income adjustment relates to the reversal of compensation expense recorded in 2006 for Mexican FRS purposes upon the adoption of IFRS 2, that was previously expensed under SFAS 123 (R) as part of the modified retrospective application method. This is partially offset by additional compensation expense of those awards granted between January 1, 1995, and November 7, 2002, and unvested at the date of the adoption of SFAS 123 (R), which were out-of-scope under IFRS 2, but were considered for purposes of applying SFAS 123 (R). As of December 31, 2005, these awards were fully vested. Therefore, there is no U.S. GAAP net income adjustment recorded in 2006 for employee stock-based compensation.
     See Note 12 for details regarding outstanding stock awards, as well as the assumptions used in calculating the fair value of these awards.
     The compensation expense recorded for these plans for U.S. GAAP purposes for the fiscal years ended December 31, 2004, 2005 and 2006 amounted to Ps.331,330, Ps. 291,199 and Ps.120,309, respectively.
     At December 31, 2006, there was Ps.432,863 of unrecognized compensation expense related to these plans, which is expected to be recognized over a period of 2 years.
     The aggregate intrinsic value of options outstanding and vested was 3.5 years and Ps. 3,826,784, respectively, at December 31, 2006.
     (l) Production and film costs
     Under Mexican FRS, the Group capitalizes production costs related to programs, which benefit more than one period, and amortizes them proportionately over the projected program revenues that are based on the Group’s historic revenue patterns for similar types of production. For Mexican FRS purposes, royalty agreements that are not individual film-specific are considered in projecting program revenues to capitalize related production costs.

     Under U.S. GAAP, the Group follows the provisions of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SoP 00-2”). Pursuant to SoP 00-2, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not individual film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican FRS allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization and subsequent write-offs.
     (m) Deferred income taxes and employees' profit sharing
     Under Mexican FRS, the Group applies the provisions of Bulletin D-4, “Accounting for Income Tax, Assets Tax and Employees’ Profit Sharing”, which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.
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
     The components of the net deferred tax liability applying SFAS 109 consist of the following:

	December 31,
	2005		2006
Net deferred income tax liability recorded under Mexican FRS on Mexican FRS balances (see Note 20)	Ps.	(172,371)	Ps.	(1,488,778)
Reclassification of non-current taxes related to non-wholly owned subsidiaries (Innova)		1,375,772		890,301

Net deferred income tax amount under SFAS 109 applied to Mexican FRS balances		1,203,401		(598,477)

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		247,610		229,056
Deferred costs		35,793		30,626
Equipment inflation restatement		(106,979)		(72,433)
Purchase accounting adjustments		(69,601)		(62,961)
Adjustment of gain on sale of music recording business		87,438		—
Pension plan and seniority premiums		(16,685)		(172,795)
Derivative financial instruments		(377,202)		—
Production and film costs		491,129		415,219
Maintenance reserve		—		(5,940)
Subscriber list		—		(140,566)
Deferred premiums, net of amortization		163,168		154,695

		454,671		374,901

Net deferred income tax asset (liability) under U.S. GAAP		1,658,072		(223,576)
Less:
Deferred income tax amount under SFAS 109 applied to Mexican FRS balances		1,203,401		(598,477)

Net deferred income tax adjustment required under U.S. GAAP	Ps.	454,671	Ps.	374,901

For purposes of the U.S. GAAP, the change in the deferred income tax liability for the year ended December 31, 2006, representing a charge of Ps.1,881,648 was recorded against the following accounts:

	2006
Charge to the provision for deferred income tax	Ps.	(1,757,717)
Credit to the result from holding non-monetary assets		32,179
Charge to the provision for deferred income tax to initially adopt FASB Statement 158		(156,110)

	Ps.	(1,881,648)

          The components of net deferred employees’ profit sharing (“EPS”) liability applying SFAS 109 consist of the following:

	December 31,
	2005		2006
Deferred EPS liability:
Current:
Inventories	Ps.	2,130	Ps.	2,047
Noncurrent:
Property, plant and equipment		(120,080)		(113,264)
Deferred costs		(59,845)		(57,291)
Pension plan and seniority premiums		78,433		76,152
Other		(21,466)		(18,504)

Total deferred EPS liability	Ps.	(120,828)	Ps.	(110,860)

     The provisions for income tax and asset tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

	2004		2005		2006
Current:
Mexican	Ps.	538,293	Ps.	1,083,409	Ps.	92,228
Foreign		4,362		207,276		193,157

		542,655		1,290,685		285,385

Deferred:
Mexican		29,016		(757,939)		1,754,658
Foreign		1,381		2,070		3,059

		30,397		(755,869)		1,757,717

	Ps.	573,052	Ps.	534,816	Ps.	2,043,102

     Effects of inflation accounting on U.S. GAAP adjustments
     In order to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP specific adjustments described above, it is necessary to recognize the effects of applying the Mexican FRS inflation accounting provisions (described in Note 1) to such adjustments.
     In addition, as disclosed in Notes 17 and 20, under Mexican FRS, the monetary gain or loss generated by the monetary deferred tax temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2004, 2005 and 2006, the Ps.130,981, Ps.47,564 and Ps.6,715, respectively, of monetary gain reflected within integral result of financing under Mexican FRS has been reclassified to the deferred tax provision under U.S. GAAP.
     (n) Maintenance reserve
     Under Mexican FRS, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.
     (o) Reversal of hedge accounting for investment in Univision
     Through June 30, 2006, the investment in Univision was accounted for under the equity method due to the Group’s intention to hold its shares of Univision common stock as a permanent investment, and the Group’s ability to exercise significant influence over Univision’s operations. The Group managed the currency exposure related to the net assets of Univision through the U.S. dollar-denominated debt agreements that the Group enters into (its U.S.$300 million Senior Notes due 2011 and its U.S.$300 million Senior Notes due 2032). The Group hedged the total beginning-period amount of the net investment up to the total amount of hedging U.S. dollar-denominated debt and measures ineffectiveness of such hedge based upon the change in the spot foreign exchange rate. Gains and losses in Group’s net investment in Univision both for Mexican FRS and U.S. GAAP purposes, were offset by exchange losses and gains in the Group’s debt obligations, which are charged or credited to other comprehensive income or loss.
     Beginning July 1, 2006, the Group has classified its investment in shares of Univision common stock, both for Mexican FRS and U.S. GAAP purposes, as a current available-for-sale equity security and has re-designated this financial asset under Mexican FRS, as being hedged by the Group’s outstanding Senior Notes due 2011, 2025 and 2032, in the aggregate amount of approximately U.S.$971.9 million (see Note 5). Therefore, gains and losses in the Group’s net investment in Univision continued to be offset by exchange losses and gains in the Group’s debt obligations, which are charged or credited to other comprehensive income or loss under Mexican FRS.
     Under U.S. GAAP, a nonderivative financial instrument (in this case a U.S. dollar denominated debt) cannot be designated as a hedging instrument in a foreign currency cash flow hedge of an available-for-sale investment. Therefore, the 2006 U.S. GAAP net income reconciliation includes the reversal of the exchange losses and gains in the Group’s debt obligations, from the date that equity method accounting, for the Univision investment, was discontinued, which were charged or credited to other comprehensive income or loss under Mexican FRS. There is no equity adjustment at December 31, 2006.
     (p) Minority interest
     This adjustment represents the allocation to the minority interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.
     In addition, under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

     Additional disclosure requirements
     Presentation in the financial statements – Operating income
     Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily amortization of goodwill, the write-off of certain receivables, the write-off of program inventories, write-off of exclusive rights letters for soccer players, disputed or contractual letters of credit, certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Notes 18 and 19). The differences relate primarily to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been Ps.7,532,083, Ps.8,554,776 and Ps.12,032,027 and operating income of the Publishing segment would have been Ps.411,716, Ps.449,201 and Ps.431,165 for the years ended December 31, 2004, 2005 and 2006, respectively.
     To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2004, 2005 and 2006 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (p) above:

	Year ended December 31,
	2004		2005		2006
Net sales	Ps.	31,518,972	Ps.	33,797,563	Ps.	37,931,841
Cost of providing services (exclusive of depreciation and amortization)		15,995,768		14,992,139		15,914,421
Selling and administrative expenses		4,932,879		5,262,633		5,544,317
Depreciation and amortization		2,161,000		3,128,435		2,915,217

Income from operations		8,429,325		10,414,356		13,557,886
Integral result of financing, net		(2,803,480)		(2,743,828)		(2,207,078)
Other (expense) income, net		(393,021)		937,739		(111,262)

Income before income taxes, minority interest and equity in earnings or losses of affiliates		5,232,824		8,608,267		11,239,546
Income tax and assets tax – current and deferred		(573,052)		(534,816)		(2,043,102)

Income before minority interest and equity in earnings or losses of affiliates		4,659,772		8,073,451		9,196,444
Minority interest		(276,865)		(1,138,790)		(587,148)
Equity in earnings (losses) of affiliates		142,913		166,650		(602,206)

Net income	Ps.	4,525,820	Ps.	7,101,311	Ps.	8,007,090

Weighted average common shares outstanding (in millions)		345,206		341,158		339,776

Presentation in the financial statements — Earnings per CPO and per share
     As disclosed in Note 12, the Group has four classes of capital stock, Series “A”, Series “B”, Series “L” and Series “D”. Holders of the Series “D” shares, and therefore holders of the CPOs, are entitled to an annual, cumulative and preferred dividend of approximately nominal Ps.0.00034177575 per Series “D” share before any dividends are payable on the Series “A”, Series “B” or Series “L” shares. Series “A” and Series “B” shares, not in the form of a CPO, and CPOs all participate in income available to common shareholders. Due to this, for purposes of U.S. GAAP, the “two-class” method has been used to present both basic and diluted earnings per share.
     Earnings per CPO and per share under U.S. GAAP are presented in constant pesos for the years ended December 31, 2004, 2005 and 2006, as follows:

	2004				2005				2006
			Series “A”				Series “A”				Series “A”
			and “B”				and “B”				and “B”
	CPO		Shares		CPO		Shares		CPO		Shares
Basic EPS
Income from continuing operations available to common shareholders		3,552,769		814,647		5,984,597		1,101,231		6,760,300		1,246,779
Net income available to common shareholders		3,552,769		814,647		5,984,597		1,101,231		6,760,300		1,246,779
Weighted average number of common shares outstanding		2,293,867		60,830,133		2,463,608		52,915,867		2,451,792		52,916,036
Basic earnings per share (continuing operations)	Ps.	1.55	Ps.	0.01	Ps.	2.43	Ps.	0.02	Ps.	2.76	Ps.	0.02
Basic earnings per share (net income)	Ps.	1.55	Ps.	0.01	Ps.	2.43	Ps.	0.02	Ps.	2.76	Ps.	0.02

Diluted EPS
Dilutive Potential Shares		64,150		—		63,064		—		47,354		—
Total Diluted weighted average common shares outstanding		2,358,017		60,830,133		2,526,672		52,915,867		2,499,146		52,916,036
Diluted earnings per share (continuing operations)	Ps.	1.51	Ps.	0.01	Ps.	2.37	Ps.	0.02	Ps.	2.71	Ps.	0.02
Diluted earnings per share (net income)	Ps.	1.51	Ps.	0.01	Ps.	2.37	Ps.	0.02	Ps.	2.71	Ps.	0.02

     Presentation in the financial statements – Consolidated balance sheets
     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets as of December 31, 2005 and 2006, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (p) above.

	December 31,
	2005		2006
ASSETS
Current assets:
Cash and cash equivalents	Ps.	15,259,794	Ps.	14,901,209
Other investments		117,140		909,539
Trade notes and accounts receivable, net		14,459,545		13,597,569
Other accounts and notes receivable, net		593,738		1,488,340
Due from affiliated companies		307,247		441,541
Transmission rights and programming		3,246,981		3,053,174
Inventories		664,151		772,890
Available-for-sale investments		–		11,821,932
Current deferred taxes		4,052,295		2,344,365
Other current assets		601,498		771,083

Total current assets		39,302,389		50,101,642
Non-current assets:
Transmission rights and programming		2,325,862		1,945,924
Investments		6,910,551		1,708,073
Property, plant and equipment, net		20,090,160		20,469,123
Goodwill, net		7,565,942		2,647,749
Intangible assets, net		2,456,102		3,277,793
Deferred taxes		4,344,273		4,152,222
Derivative financial instruments		2,304,181		3,743,506
Prepaid pension and seniority premiums		—		330,088
Other assets		210,069		70,219

Total assets	Ps.	85,509,529	Ps.	88,446,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	354,256	Ps.	986,368
Current portion of satellite transponder lease obligation		78,668		86,176
Trade accounts payable		3,074,484		3,450,753
Customer deposits and advances		16,168,025		16,893,604
Taxes payable		1,098,587		1,179,477
Current deferred taxes		1,351,652		1,246,859
Accrued interest		348,171		262,064
Other accrued liabilities		1,621,150		2,026,523
Due from affiliated companies		781,629		38,133

Total current liabilities		24,876,622		26,169,957
Non-current liabilities:
Long-term debt		18,872,379		17,795,330
Satellite transponder lease obligation		1,235,042		1,120,415
Customer deposits and advances		2,609,862		268,200
Other long-term liabilities		1,855,847		1,412,348
Deferred taxes		5,507,672		5,584,164
Pension plans and seniority premiums		140,359		—

Total liabilities		55,097,783		52,350,414

Commitments and contingencies
Minority interest		930,406		1,627,047

Total stockholders’ equity		29,481,340		34,468,878

Total liabilities and stockholders’ equity	Ps.	85,509,529	Ps.	88,446,339

     Cash flow information
     Mexican FRS Bulletin B-12 issued by the MIPA specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, the inflation-adjusted statement of changes in financial position includes certain non-cash items such as monetary gains and losses, unrealized foreign currency translation gains or losses and net effect of foreign investment hedges. Under U.S. GAAP, Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (“SFAS 95”), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2004, 2005 and 2006) of Mexican financial institutions, to be cash equivalents.
     The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS 95.

	2004		2005		2006
Operating activities:
Net income under U.S. GAAP	Ps.	4,525,820	Ps.	7,101,311	Ps.	8,007,090
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (income) loss of affiliates		(142,913)		(166,650)		602,206
Minority interest from continuing operations		276,865		1,138,790		587,148
Depreciation and amortization		2,161,000		3,128,435		2,915,217
Amortization of deferred debt refinancing		—		—		(30,259)
Impairment adjustments		61,528		7,741		90,078
Pension plans and seniority premiums		66,466		329,809		—
Deferred income tax		101,901		(755,869)		1,757,717
Loss (gain) on disposal of investment		131,665		(1,179,310)		(18,848)
Unrealized foreign exchange gain, net		(76,779)		(633,736)		(327,345)
Employee stock option plans		331,330		291,200		235,047
Maintenance reserve		(1,558)		(5,151)		2,645
Loss (income) from monetary position		161,419		(185,529)		(56,422)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable and customer deposits and advances, net		55,871		(456,559)		(1,317,735)
Inventories		(117,515)		48,455		(108,739)
Transmission rights, programs and films and production talent advances		410,841		689,527		477,525
Other accounts and notes receivable and other current assets		(436,838)		724,626		(1,110,745)
(Decrease) increase in:
Trade accounts payable		(439,064)		861,285		499,658
Other liabilities and taxes payable		293,650		(840,032)		309,089
Pension plan and seniority premiums		—		—		87,086

Net cash provided by operating activities		7,363,689		10,098,343		12,600,413

Financing activities:
Issuance of Senior Notes due 2025		—		6,925,573		—
Prepayments of Senior Notes and UDIs denominated Notes		—		(5,660,730)		—
Prepayment of Senior Notes due 2013		—		—		(2,924,600)
Other increase in debt		—		—		3,500,000
Deferred debt refinancing costs		—		582,743		—
Other changes in notes payable		2,845,776		(4,685,031)		—
Derivative financial instruments		1,097,118		(724,847)		(1,476,605)
Repurchase of capital stock		(876,748)		(1,242,838)		(3,107,697)
Sale of repurchased shares		630,276		327,308		565,990
Dividends paid		(4,280,816)		(4,480,311)		(1,119,749)
Minority interest		(93,217)		(112,989)		109,493

Net cash used by financing activities		(677,611)		(9,071,122)		(4,453,168)

Investing activities:
Other investments		1,836,001		647,531		(796,962)
Due from affiliated companies, net		(57,756)		556,730		(862,246)
Equity investments and other advances		(191,290)		538,379		(2,605,902)
Investments in property, plant and equipment		(2,015,848)		(2,530,918)		(2,783,265)
Intangible assets and other assets		(220,346)		(1,517,166)		(870,004)
	—
Net cash used for investing activities		(649,239)		(2,305,444)		(7,918,379)

Net increase (decrease) in cash and cash equivalents		6,036,839		(1,278,223)		228,866
Translation effect on cash and cash equivalents		6,642		(13,159)		6,966
Effect of inflation on cash and cash equivalents		(687,936)		(551,600)		(594,417)
Net increase in cash and temporary investments of Innova’s consolidation		503,045		—		—
Cash and cash equivalents at beginning of year		11,244,186		17,102,776		15,259,794

Cash and cash equivalents at end of year	Ps.	17,102,776	Ps.	15,259,794	Ps.	14,901,209

     Net cash provided by (used for) operating activities reflects cash payments for interest and income taxes as follows:

	2004		2005		2006
Interest	Ps.	1,760,556	Ps.	2,077,980	Ps.	1,825,717
Income taxes and/or assets tax		773,947		557,348		1,091,387

     Supplemental disclosures about non-cash activities:

	2004		2005		2006
Note receivable related to customer deposits	Ps.	10,981,229	Ps.	12,797,785	Ps.	11,957,311

     Recently issued accounting standards
     SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements Nos. 133 and 140” was issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     SFAS No. 156, “Accounting for servicing of financial assets-an amendment of FASB Statement No. 140” was issued on March 2006. This Statement amends SFAS Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of SFAS 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     SFAS No. 157, “Fair Value Measurements,” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     On July 13, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 will be applicable to us on January 1, 2007. We are evaluating the requirements and the impact that this Interpretation may have on the consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company beginning in the 2008 first quarter. We do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements.
     In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes in an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.
     Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning						End
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventory:
Year ended December 31, 2004	Ps.	12,864	Ps.	1,815	Ps.	(5,647)	Ps.	9,032
Year ended December 31, 2005		9,032		2,437		—		11,469
Year ended December 31, 2006		11,469		—		(4,753)		6,716

Allowances for doubtful accounts (1):
Year ended December 31, 2004	Ps.	1,002,809	Ps.	560,987	Ps.	(272,490)	Ps.	1,291,306
Year ended December 31, 2005		1,291,306		323,578		(357,851)		1,257,033
Year ended December 31, 2006		1,257,033		571,057		(621,838)		1,206,252

(1)	Include allowances for trade and non-trade doubtful accounts.

25. Subsequent events
     In April 2007, the Company’s stockholders approved (i) the payment of a dividend for an aggregate nominal amount of up to Ps.4,400,924, which consisted of nominal Ps.1.45 per CPO and nominal Ps.0.01239316239 per share, not in the form of a CPO, which was paid in cash in May 2006; and (ii) the cancellation of approximately 8,275.8 million shares of capital stock in the form of approximately 70.7 million CPOs, which were repurchased by the Company in 2006 and 2007.
     In May 2007, we issued Ps.4,500 million aggregate principal amount of 8.49% Senior Notes due 2037. We used the net proceeds from this issuance to replenish our cash position following the payment, with cash on hand, of approximately Ps.992.9 million of our 8.15 UDI-denominated notes that matured in April 2007 and for the repurchase of our shares. We intend to use the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of our shares, subject to market conditions and other factors. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes is 8.93% per annum, and is payable semi-annually. The Company may, at its own option, redeem these Senior Notes, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of the Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable Mexican Government Bonds. Also, these Senior Notes will be redeemable at the option of the Company in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities. The agreement of these Senior Notes contains certain covenants similar to those applicable to the Company’s outstanding Senior Notes due 2011, 2025 and 2032. These Senior Notes are intended to be registered in June 2007 with the U.S. Securities and Exchange Commission.
     In the period from January 1 through June 15, 2007, the Group made additional equity investments related to its 40% interest in La Sexta, in the aggregate amount of 42.8 million Euros.