Form 20-F
period 2007-12-31
GRUPO TELEVISA, S.A.B.
filed 2008-06-25
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-12610

Grupo Televisa, S.A.B.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
A Shares, without par value (“AShares”)	New York Stock Exchange (for listing purposes only)
B Shares, without par value (“B Shares”)	New York Stock Exchange (for listing purposes only)
L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)
Dividend Preferred Shares, without par value (“D Shares”)	New York Stock Exchange (for listing purposes only)
Global Depositary Shares (“GDSs”), each representing	New York Stock Exchange
five Ordinary Participation Certificates (Certificados de
Participación Ordinarios) (“CPOs”)
CPOs, each representing twenty-five A Shares, twenty-two
B Shares thirty-five L Shares and thirty-five D Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2007 was:
112,113,216,990 A Shares
52,093,870,399 B Shares
82,876,553,776 L Shares
82,876,553,776 D Shares
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
Large accelerated filer ☑           Accelerated filer ☐           Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐           International Financial Reporting Standards as issued           Other ☑
           by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

We publish our financial statements in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), or Mexican FRS, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2007 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2006 and 2007, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for the years ended December 31, 2005, 2006 and 2007 and the accompanying notes appearing elsewhere in this annual report. Unless otherwise indicated, all Peso information is stated in Pesos in purchasing power as of December 31, 2007. The data should also be read together with “Operating and Financial Review and Prospects”.
The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2007, which was Ps.10.9222 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
Our year-end financial statements have been prepared in accordance with Mexican FRS, which became effective on January 1, 2006 and which differ in some significant respects from U.S. GAAP. Prior to 2006, Mexican generally accepted accounting principles, or Mexican GAAP, were followed. The adoption of Mexican FRS did not have a significant effect on our consolidated financial statements. Note 23 to our year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2007, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2005, 2006 and 2007 stockholders’ equity at December 31, 2006 and 2007. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity, net income and other items as reported under Mexican FRS and U.S. GAAP. See “— Risk Factors — Risk Factors Related to Mexico — Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information”.
Effective April 1, 2004, we began consolidating Sky, in accordance with the Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities”, or FIN 46(R), which is applicable under Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards.”
At a general extraordinary meeting and at special meetings of the stockholders of Grupo Televisa, S.A.B., or Televisa held on April 16, 2004, our stockholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our stockholders as part of the recapitalization of our capital stock, or the Recapitalization, as described in the Information Statement dated March 25, 2004, which was submitted to the Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004. Except where otherwise indicated, all information in this annual report reflects our capital structure as of December 31, 2007.

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(Millions of Pesos in purchasing power as of December 31, 2007 or millions of U.S. Dollars)(1)
(Mexican GAAP/FRS)
Income Statement Data:
Net sales	Ps.	27,652	Ps.	32,704	Ps.	35,068	Ps.	39,358	Ps.	41,562	U.S.$	3,805
Operating income		7,095		9,547		11,663		14,266		14,481		1,326
Integral cost of financing, net(2)		721		1,691		1,924		1,141		410		38
Income from continuing operations		4,153		6,214		8,330		9,519		9,018		826
Loss from discontinued operations		(76)		—		—		—		—		—
Cumulative effect of accounting change, net		—		(1,139)		(546)		—		—		—
Net income		4,220		4,815		6,613		8,909		8,082		740
Income from continuing operations per CPO(3)		1.49		2.04		2.46		3.07		2.84		—
Net income per CPO(3)		1.46		1.66		2.27		3.07		2.84		—
Weighted-average number of shares outstanding (in millions)(3)(4)		352,421		345,206		341,158		339,776		333,653		—
Cash dividend per CPO(3)		0.23		1.41		1.49		0.37		1.50		—
Shares outstanding (in millions, at year end)(4)		218,840		341,638		339,941		337,782		329,960		—
(U.S. GAAP)(5)
Income Statement Data:
Net sales	Ps.	27,652	Ps.	32,704	Ps.	35,068	Ps.	39,358	Ps.	41,562	U.S.$	3,805
Operating income		7,089		8,746		10,806		14,068		14,322		1,311
Income from continuing operations		3,498		4,696		7,368		8,308		8,233		754
Net income		3,498		4,696		7,368		8,308		8,233		754
Income from continuing operations per CPO(3)		1.21		1.61		2.44		2.76		2.86		—
Net income per CPO(3)		1.21		1.61		2.44		2.76		2.86		—
Weighted-average number of Shares outstanding (in millions)(3)(4)		352,421		345,206		341,158		339,776		333,653		—
Shares outstanding (in millions, at year end)(4)		218,840		341,638		339,941		337,782		329,960		—
(Mexican GAAP/FRS)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	14,391	Ps.	18,566	Ps.	15,955	Ps.	16,405	Ps.	27,305	U.S.$	2,500
Total assets		75,997		82,469		81,162		86,186		98,703		9,037
Current portion of long-term debt and other notes payable(6)		335		3,678		367		1,023		489		45
Long-term debt, net of current portion(7)		17,255		21,134		19,581		18,464		24,433		2,237
Customer deposits and advances		16,434		17,073		19,484		17,807		19,810		1,814
Capital stock issued		9,632		10,677		10,677		10,507		10,268		940
Total stockholders’ equity (including minority interest)		32,302		30,796		32,242		38,015		40,650		3,722
(U.S. GAAP)(5)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps.	11,667	Ps.	17,746	Ps.	15,833	Ps.	15,461	Ps.	25,480	U.S.$	2,333
Total assets		79,407		91,877		88,724		91,806		103,809		9,504
Current portion of long-term debt and other notes payable(6)		335		3,678		367		1,023		489		45
Long-term debt, net of current portion(7)		17,255		21,134		19,582		18,464		24,433		2,237
Total stockholders’ equity (excluding minority interest)		28,379		29,170		30,589		35,799		36,580		3,349
(Mexican GAAP/FRS)
Other Financial Information:
Capital expenditures(8)	Ps.	1,249	Ps.	2,173	Ps.	2,849	Ps.	3,346	Ps.	3,878	U.S.$	355
(U.S. GAAP)(5)
Other Financial Information:
Cash provided by operating activities		7,380		7,641		10,478		13,074		11,966		1,096
Cash used for financing activities		(3,110)		(703)		(9,412)		(4,621)		(1,254)		(115)
Cash used for investing activities		(2,550)		(673)		(2,392)		(8,216)		(294)		(27)
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(9)		70.1%		68.9%		68.5%		69.5%		69.0%		—
Average prime time rating (TV broadcasting)(9)		38.1		36.7		36.5		35.5		33.4		—
Magazine circulation (millions of copies)(10)		128		127		145		155		165		—
Number of employees (at year end)		12,300		14,100		15,100		16,200		17,800		—
Number of Innova subscribers (in thousands at year end)(11)		857		1,003		1,251		1,430		1,585		—
Number of Cablevisión RGUs (in thousands at year end)(12)		373		381		475		583		695		—
Number of Esmas.com registered users (in thousands at year end)(13)		3,085		3,665		4,212		4,447		4,500		—
Notes to Selected Consolidated Financial Information:

(1)
Except per Certificado de Participación Ordinario, or CPO, ratio, average audience share, average rating, magazine circulation, employee, subscriber, Revenue Generating Units, or RGUs, and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2007, unless otherwise indicated.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and gain or loss from monetary position. See Note 18 to our year-end financial statements.

(3)
For further analysis of income (loss) from continuing operations per CPO and net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 20 (for the calculation under Mexican FRS) and Note 23 (for the calculation under U.S. GAAP) to our year-end financial statements.

(4)
As of December 31, 2004, 2005, 2006 and 2007, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. For purposes of this table, the weighted-average number of shares for the year ended December 31, 2003, and the number of shares outstanding as of December 31, 2003, have been adjusted to conform to the 2004, 2005, 2006 and 2007 presentation. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of GDSs, each GDS representing 5 CPOs. Before March 22, 2006, each GDS represented 20 CPOs.

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

As of December 31, 2007, for legal purposes, there were approximately 2,461.2 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 12 to our year-end financial statements.

(5)	See Note 23 to our year-end financial statements.

(6)	See Note 8 to our year-end financial statements.

(7)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our year-end financial statements.

(8)
Capital expenditures are those investments made by us in property, plant and equipment, which amounts are first translated from Mexican Pesos into U.S. Dollars, and the resulting aggregate U.S. Dollar amount is then translated to Mexican Pesos at year-end exchange rate for convenience purposes only; the aggregate amount of capital expenditures in Mexican Pesos does not indicate the actual amounts accounted for in our consolidated financial statements.

(9)
“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see “Information on the Company — Business Overview— Television — Television Broadcasting”.

(10)
The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(11)
Innova, S. de R.L. de C.V., or Innova, our direct-to-home, or DTH, satellite service in Mexico, referred to alternatively as Sky for segment reporting purposes, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”. Under Mexican FRS, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in results in respect of our investment in Innova in our income statement, as we recognized equity in losses of Innova up to the amount of our initial investment and subsequent capital contributions in Innova. See “Operating and Financial Review and Prospects — Results of Operations — Equity in Earnings of Affiliates, Net”. Since April 1, 2004, Innova has been consolidated in our financial results.

(12)
RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión (pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión given that this business provides other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

(13)
The results of operations of Esmas.com are included in the results of operations of our Other Businesses segment. See “Operating and Financial Review and Prospects — Results of Operations — Other Businesses”. For a description of Esmas.com, see “Information on the Company — Business Overview — Other Businesses — Televisa Digital”. The figures set forth in this line item represent the number of registered users in each year presented. The term “registered user” means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by Esmas.com.

Dividends
Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. The amounts in this section are presented in nominal historical figures and therefore have not been restated in constant currency units due to a change in Mexican FRS whereby beginning January 1, 2008 we are no longer required to recognize the effects of inflation on our results. In February 2003, the Board of Directors proposed, and our stockholders approved at our annual general stockholders’ meeting in April 2003, the payment of a dividend in the aggregate amount of Ps.550.0 million, which consisted of a Ps.0.18936540977 dividend per CPO and a Ps.0.05260150265 dividend per A Share not in the form of CPOs. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company’s Board of Directors approved a Ps.3,850.0 million cash distribution to stockholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to stockholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a general stockholders’ meeting, our stockholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. On April 28, 2006 at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. On April 27, 2007, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable general stockholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, under certain conditions.

Exchange Rate Information
Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso was relatively stable from 1999 to 2001. In 2003, the Peso declined in value against the U.S. Dollar and appreciated in 2004, 2005, 2006 and 2007. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.
The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in New York City for cable transfers for Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2003	11.4063	10.1130	10.7950	11.2420
2004	11.6350	10.8050	11.2897	11.1540
2005	11.4110	10.4135	10.8938	10.6275
2006	11.4600	10.4315	10.9048	10.7995
2007	11.2692	10.6670	10.9277	10.9169
2008:
January	10.9730	10.8190	10.9057	10.8190
February	10.8236	10.6730	10.7679	10.7263
March	10.8490	10.6300	10.7328	10.6300
April	10.6005	10.4605	10.5244	10.5322
May	10.5701	10.3055	10.4381	10.3390
June (through June 24)	10.4365	10.2735	10.3352	10.2925

(1)	Annual average rates reflect the average of the daily exchange rate during the relevant period.
The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.
The Mexican economy has had balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “— Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.
On June 24, 2008, the noon buying rate was 10.2925 per U.S.$1.00.

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
Mexico Has Experienced Adverse Economic Conditions
Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased 3.1%, 4.9% and 3.2% in 2005, 2006 and 2007, respectively. Inflation in 2005, 2006 and 2007 was 3.3%, 4.1% and 3.8%, respectively. Although these inflation rates tend to be lower than Mexico’s historical inflation rates, Mexico’s level of inflation may be higher than the annual inflation rates of its main trading partners, including the United States. Mexican GDP growth fell short of Mexican government estimates in 2007; however, according to Mexican government estimates, Mexican GDP is expected to grow by approximately 2.6% to 2.7%, while inflation is expected to be less than 4.0%, in 2008. We cannot assure you that these estimates will prove to be accurate.
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

•
demand for publications, cable television, DTH satellite services, pay-per-view programming, telecommunication services and other services and products may decrease because consumers may find it difficult to pay for these services and products.

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
Our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. As a result, an economic downturn in the United States could have a significant adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations.
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

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations
A significant portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.
Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 14 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.
High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.3% for 2005, 4.1% for 2006 and 3.8% in 2007. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.
High Interest Rates in Mexico Could Increase Our Financing Costs
Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 9.2%, 7.2% and 7.2% for 2005, 2006 and 2007, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress.
The Mexican Congress is not controlled by any specific political party. Therefore, Felipe Calderón Hinojosa and his party, the Partido Acción Nacional, or the National Action Party, have faced opposition in Congress during the first year and a half of Felipe Calderón’s term.
Changes in laws, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

National politicians are currently focused on crucial reforms regarding labor and energy laws which have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures
Mexico’s Ley Federal de Competencia Económica or Federal Antitrust Law, and related regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. See “Information on the Company — Business Overview — Investments — Alvafig”.
In addition, the Federal Antitrust Law and related regulations or conditions imposed by the Comisión Federal de Competencia, or Mexican Antitrust Commission, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of the Mexican Antitrust Commission, is required for us to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future the Mexican Antitrust Commission will authorize certain acquisitions or joint ventures related to our complementary businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.
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
Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Ley Federal de Radio y Televisión and to the Ley Federal de Telecomunicaciones unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Ley Federal de Radio y Televisión, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Ley Federal de Radio y Televisión, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with their obligations under the concession. As a result of the Supreme Court’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Ley Federal de Telecomunicaciones to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire. Additionally, some members of the Mexican Congress have expressed their intent to propose a new Ley Federal de Radio y Televisión, which could affect, among other things, the framework for granting or renewing concessions.
In 2007, the Mexican Federal Congress published an amendment to the Political Constitution of the United Mexican States, or Mexican Constitution, pursuant to which, among other things, the Federal Electoral Institute (Instituto Federal Electoral, or IFE) has, during certain periods, the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). For a description of Official Television Broadcast Time and Official Radio Broadcast Time, see “Information on the Company — Business Overview — Business Strategy — Maintaining our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Advertising”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods (referred to in this annual report as the Constitutional Amendment).

The IFE and the political parties must comply with certain requirements included in the Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled, to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day, shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the Constitutional Amendment and as such criteria is reflected in applicable law.
In addition to the foregoing, pursuant to the Constitutional Amendment political parties are forbidden to purchase or acquire advertising time directly or through third parties, from radio or television stations; likewise, third parties shall not acquire advertising time from radio or television stations for the broadcasting of advertisements which may influence the electoral preferences of Mexican citizens, nor in favor or against political parties or candidates to offices elected by popular vote.
We believe we have been operating our business in compliance with the provisions of the Constitutional Amendment; however, we have filed legal actions contesting certain provisions of such Constitutional Amendment.
We cannot predict what impact the Constitutional Amendment will have upon our radio and television businesses at this time, nor can we predict the outcome of the legal actions brought by the Company against such Constitutional Amendment. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.
Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information
A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, our financial statements are prepared in accordance with Mexican FRS, which differ from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. Thus, financial statements and reported earnings of Mexican companies may differ from those of companies in other countries with the same financial performance. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP. See Note 23 to our financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information in our interim financial results.
Risk Factors Related to Our Major Stockholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders
We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. As of May 31, 2008, approximately 45.48% of the outstanding A Shares, 2.71% of the outstanding B Shares, 2.83% of the outstanding D Shares and 2.83% of the outstanding L Shares of our company are held through a trust, or the Stockholder Trust, including shares in the form of CPOs, or the Stockholder Trust. The largest beneficiary of the Stockholder Trust is a trust for the benefit of Emilio Azcárraga Jean. As a result, Emilio Azcárraga Jean controls the voting of the shares held through the Stockholder Trust. The A Shares held through the Stockholder Trust constitute a majority of the A Shares whose holders are entitled to vote, because non-Mexican holders of CPOs and GDSs, are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the stockholders, including the timing and payment of dividends, if he so chooses. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.
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

Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations and our cable and DTH satellite systems. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title; however, in connection with our television and radio concessions, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire. See “ — Risk Factors Related to Mexico — Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
We Face Competition in Each of Our Markets That We Expect Will Intensify
We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. We expect increased competition from Univision Communications, Inc., or Univision, as a result of the recent divestiture of our equity interest in Univision and the termination of a certain participation agreement by and among Televisa, Univision, certain principals of Univision, and Venevisión, or the Participation Agreement in connection with the acquisition of Univision by private equity investors. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Television Broadcasting”. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies, including online and digital networks. Our principal competitors in the gaming industry are Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.
The telecommunications industry in Mexico is becoming highly competitive, and we face significant competition. Cable operators, who were already authorized to provide bidirectional data and internet broadband services and who have been recently authorized by the Mexican government to also provide voice services, including Voice over Internet Protocol, or VoIP services, pose a risk to us. As the cable operators’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from growing.
On October 2, 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas). The Convergence Regulations allow certain concessionaires of telecommunication services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V. or Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services or cable television services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.
In November 2006, the Mexican Federal Power Commission, or CFE (Comisión Federal de Electricidad), announced that it had obtained an authorization from the Mexican government, through the Ministry of Communications and Transportation, to use their power lines and infrastructure to provide telecommunication services to cable operators using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. We believe that this action will result in a significant reduction in the lease prices for infrastructure, as the CFE owns approximately 21,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the CFE authorization to render telecommunication services could affect us, as well as the overall telecommunications landscape in Mexico.

Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment, telecommunications and broadcast industries could further intensify competitive pressures. As the pay television, or pay-TV, market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-TV customers and require us to make significant capital expenditures in new technologies and exclusive content. Developments may limit our access to new distribution channels and exclusive content, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympics and political elections. We typically recognize a disproportionately large percentage of our television broadcasting advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2005, 2006 and 2007 we recognized 31.5%, 29.4% and 31.9% respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.
Current Litigation We Are Engaged In With Univision May Affect Our Relationship With Univision
In May 2005, Televisa, S.A. de C.V., or Televisa, a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California, or the Court, alleging that Univision breached the Program License Agreement, or PLA, as amended, among Televisa Internacional, S.A. de C.V. and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights, or the Soccer Agreement, among other claims (the “District Court Action”). Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa and the Company. Univision also claimed that the Company had breached other agreements between the parties, including a Participation Agreement entered into as of October 2, 1996 and a Telefutura Production Services Agreement. In addition, Univision claimed that the Company breached a Guaranty dated December 19, 2001, by which, among other things, the Company guaranteed that the Company’s affiliates (including Televisa) would produce a specified minimum number of telenovelas.
During 2006, Televisa and the Company answered the counterclaims, denying them and asserting affirmative defenses based on Univision’s alleged breaches of the agreements, including the PLA, the Guaranty and the Soccer Agreement. Televisa also amended its complaint again, adding the Company as a plaintiff. In their amended complaint, Televisa and the Company asked for a declaration by the court that they had the right to suspend their performance under and to terminate the PLA, the Guaranty and the Soccer Agreement as a result of Univision’s alleged material breaches of those agreements. Univision filed amended counterclaims, seeking, among other things, a declaration by the Court that Televisa and the Company do not have the right to terminate or suspend performance of their obligations under the PLA or the Soccer Agreement. Also, in 2006, Televisa filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa may transmit or permit others to transmit any television programming into the United States from Mexico by means of the internet. That lawsuit was stayed. In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the internet (“Univision Internet Counterclaim”).
During 2006 and 2007, in connection with the Company’s complaint in the District Court Action, Univision made payments to the Company under protest of the disputed royalties and of other license fees that Univision alleges have been overcharged and is seeking recovery of these amounts via its counterclaims. The Company has recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets (see Note 16 to our year-end financial statements).
After a continuance motion, in June 2007, the Court, among other things, reset the trial date of the District Court Action for January 18, 2008. After an additional continuance motion, in October 2007, the Court reset the trial date in the District Court Action for March 18, 2008.
In October 2007, Univision filed a motion for summary judgment whereby it sought a judgment from the Court that Televisa’s claimed breaches of the PLA between Univision and Televisa were not material, and, therefore the PLA was not subject to termination by Televisa. On December 21, 2007, the Court issued an order denying Univision’s motion for summary judgment.

On January 11, 2008, Univision filed a motion to continue the trial date to October 2008. Televisa opposed Univision’s motion. On February 5, 2008, the Court denied Univision’s motion to continue the trial date, and rescheduled the trial in the District Court Action for April 29, 2008.
On April 7, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company under protest and its claim for a judicial declaration that, on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the internet, and Televisa dismissed its claim that Univision engaged in unauthorized, significant edits to certain programs licensed to Univision under the PLA and thereby infringed Televisa’s copyrights and breached the PLA with respect to such programs.
On April 22, 2008, the Court in the District Court Action conducted a final pre-trial conference. During the final pre-trial conference, the Court confirmed that the trial would commence on April 29, 2008. Further, the Court ordered that the trial of the Univision Internet Counterclaim will be bifurcated and tried to the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
On April 28, 2008, at the request of Televisa and Univision, the Court reset the trial date in the District Court Action for July 1, 2008. On June 12, 2008, at the request of Televisa and Univision, the Court further postponed the trial date for October 14, 2008.
We cannot predict how this dispute will affect our overall business relationship with Univision and our overall business. The Company believes the remaining counterclaims and affirmative defenses made by Univision are without merit and will defend its position vigorously.
We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and May Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income
We have invested a significant amount to develop DTH satellite services primarily in Mexico. Although Innova, our DTH joint venture in Mexico, referred to herein, for segment reporting purposes, as Sky, has generated positive cash flow in 2005, 2006 and 2007, we have, in the past, experienced substantial losses and substantial negative cash flow, and we may experience substantial losses over the next several years, as a result of our participation in Innova, which would adversely affect our net income. We cannot assure you that Innova will continue to generate net income in the upcoming years, principally due to the substantial capital expenditures and investments required to expand and improve its DTH service, the impact of any potential devaluation of the Peso versus the U.S. Dollar on Innova’s financial structure, as well as the strong competition that exists in the pay-TV industry in Mexico. See Notes 1(b) and 11 to our year-end financial statements. See “Operating and Financial Review and Prospects”.
Televisa Does Not Maintain Complete Control Over the Operations of Innova
We own a 58.7% interest in Innova, our DTH joint venture in Mexico. The balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV (48% owned by Liberty) through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indenture that governs the terms of the notes issued by Innova in September 2003 and the credit agreements entered into by Corporación Novavisión, S. de R.L. de C.V., a subsidiary of Innova, in December 2007, contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.
In connection with a letter agreement entered into in October 2004, we and DIRECTV Holdings entered into an agreement in February 2005 under which we acquired the right to buy additional interests in Innova from DIRECTV Holdings, which was consummated on April 27, 2006, resulting in us indirectly owning 58.7% of Innova and DIRECTV indirectly owning 41.3% of Innova. We paid approximately U.S.$59 million for the additional equity stake in Innova. See “Information on the Company — Business Overview — DTH Joint Ventures”.
We Have Evaluated the Possibility of Potential Losses in Innova in Case of Business Interruption Due to the Loss of Transmission and Loss of the Use of Satellite Transponders, Which Would Adversely Affect Our Net Income
Media and telecom companies, including Innova, rely on satellite transmissions to conduct their day-to-day business. Any unforeseen and sudden loss of transmission or non-performance of the satellite for Innova (satellite operator) can cause huge losses to Innova’s business. The unforeseen loss of transmission may be caused due to the satellite’s loss of the orbital slot or the reduction in the satellite’s functional life.

The size of the business interruption impact for Innova in the case of a satellite loss exceeds the capability of the insurance market to adequately cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova has entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, and continues to analyze alternatives to reduce the risk until the new satellite is launched and fully operational. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.
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

GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities
In situations where we request that The Bank of New York, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings — Holders of CPOs.” For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
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

Forward-Looking Statements
This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the SEC on Form 6-K, in annual report to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include, but are not limited to:
•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	our current and future plans regarding our online and wireless content division, Televisa Digital;

•	statements concerning our current and future plans regarding our investment in the Spanish television channel Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our current and future plans regarding the introduction of fixed telephony service by Cablevisión;

•	statements concerning our transactions with and/or litigation involving Univision;

•	statements concerning our series of transactions with DIRECTV and News Corporation, or News Corp.;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements concerning our plans to build and launch a new transponder satellite;

•	statements about our acquisition of Editorial Atlántida, S.A., or Editorial Atlántida;

•	statements about our recent acquisition of shares of companies owning the majority of the assets of Bestel, S.A. de C.V., or Bestel;

•
statements about our future economic performance or statements concerning general economic, political or social conditions in the United Mexican States, or Mexico, or other countries in which we operate or have investments; and

•	statements or assumptions underlying these statements.
Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.
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
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information, future developments or other factors.

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
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2007 our broadcast television channels had an average sign-on to sign-off audience share of 70.9%. We produce pay television channels with national and international feeds, which reach more than 18.2 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2007, we exported 60,308 hours of programming to over 60 countries. We distribute our content in the United States through Univision.
We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 165 million magazines publishing 92 titles in more than 20 countries.
We own 58.7% of Sky, a DTH satellite television provider in Mexico. We are also a shareholder in two Mexican cable companies, Cablevisión and Televisión Internacional, S.A. de C.V., or TVI, and own 99.99% of the capital stock of Alvafig, S.A. de C.V., or Alvafig, a company holding an equity stake in Cablemás, S.A. de C.V., or Cablemás, a large cable operator in Mexico.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors and a nationwide lottery, a 50% stake in a radio company that reaches 70% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.
We also own an unconsolidated equity stake in La Sexta, a free-to-air television channel in Spain, and in OCESA, one of the leading live entertainment companies in Mexico.
Capital Expenditures
The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2005, 2006 and 2007 and our projected capital expenditures for the year ended December 31, 2008. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2008, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

	Year Ended December 31,(1)
	2005		2006		2007		2008
	(Actual)		(Actual)		(Actual)		(Forecast)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	248.3	U.S.$	298.5	U.S.$	355.1	U.S.$	360.0
La Sexta(3)		1.4		132.4		89.9		64.8
Other acquisitions and investments(4)(5)		68.0		437.7		416.2		112.0

Total capital expenditures and investments	U.S.$	317.7	U.S.$	868.6	U.S.$	861.2	U.S.$	536.8

(1)
Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2005, 2006 and 2007 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in constant Pesos of purchasing power as of December 31, 2007 and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.10.9222 to one U.S. Dollar, the Interbank Rate as of December 31, 2007, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)
Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$51.1 million in 2005, U.S.$75.9 million in 2006 and U.S.$78.7 million in 2007 for the expansion and improvement of our cable business; U.S.$109.2 million in 2005, U.S.$91.2 million in 2006 and U.S.$122.3 million in 2007 for the expansion and improvement of our Sky segment and U.S.$22.5 million in 2006 and U.S.$41.4 million in 2007 for our gaming business.

(3)
In 2005 and 2006 we made capital contributions related to our 40% interest in La Sexta in the amount of U.S.$1.4 and U.S.$132.4 million, respectively (€1.2 million and €104.6 million). During 2007, we made additional capital contributions of U.S.$89.9 million (€65.9 million). Our projected total investment in La Sexta for 2008 is U.S.$64.8 million (€44.4 million).

(4)
In November 2005, we acquired Comtelvi, S. de R.L. de C.V., or Comtelvi, from a third party for an aggregate amount of U.S.$39.1 million. At the time of acquisition, Comtelvi had structured note investments and other financial instrument assets and liabilities, as well as tax losses of Ps.3,575.3 million that were used by us in the fourth quarter of 2005. See Note 2 to our year-end financial statements.

(5)
In the first quarter of 2006, we completed the acquisition of certain operating assets, consisting primarily of trademarks, intellectual property rights and other publishing assets owned by Editora Cinco, S.A., or Editora Cinco, a publishing company in Mexico and Latin America, for an aggregate amount of U.S.$15.0 million. In the second quarter of 2006, we acquired part of the minority interest in Innova that was formerly owned by Liberty Media International, Inc., or Liberty Media, for an amount of U.S.$58.7 million to increase the interest in our Sky business to 58.7%. In the fourth quarter of 2006, we invested U.S.$258.0 million in long-term notes convertible into 99.99% of the equity of Alvafig, the holding company of a 49% interest in Cablemás, a large cable operator in Mexico. In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina for an aggregate amount of U.S.$78.8 million. In the fourth quarter of 2007, we acquired the majority of the assets of Bestel, a privately held, facilities-based telecommunications business in Mexico for an amount of U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In the first quarter of 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire shares representing approximately 11% of Cablemás’ aggregate capital stock. In 2008, we project to make additional capital contributions in Volaris, our 25% interest in a low-cost carrier airline in Mexico, in the amount of up to U.S.$12.0 million.

In 2005, 2006 and 2007, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2008, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2008 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2008 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
Business Overview
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2007 our broadcast television channels had an average sign-on to sign-off audience share of 70.9%. We produce pay television channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2007, we exported 60,308 hours of programming to over 60 countries. We distribute our content in the United States through Univision.

We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 165 million magazines publishing 92 titles in more than 20 countries.
We own 58.7% of Sky, a DTH satellite television provider in Mexico. We are also a shareholder in two Mexican cable companies, Cablevisión and TVI, and own 99.99% of the capital stock of Alvafig, a company holding an equity stake in Cablemás, a large cable operator in Mexico.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors and a nationwide lottery, a 50% stake in a radio company that reaches 70% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.
We also own an unconsolidated equity stake in La Sexta, a free-to-air television channel in Spain, and in OCESA, one of the leading live entertainment companies in Mexico.
Business Strategy
We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins.
By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue expanding our pay-TV networks business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing Sky, our DTH platform, strengthen our position in the cable and telecommunications industry, continue developing our publishing business and become an important player in the gaming industry.
We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.
Maintaining Our Leading Position in the Mexican Television Market
Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2006 and 2007, our networks aired 84% and 73%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.
As a result of the strategic alliance agreement entered into with NBC Universal’s Telemundo, we will distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In April 2008, we began broadcasting Telemundo’s original programming on Channel 9. In addition, later this year we will distribute, via Sky and Cablevisión, a new pay television channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”.
Improving Our Sales and Marketing Efforts. Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a cost per rating point basis pricing system; (ii) implementing differentiated pricing by quarter, by channel and by time of day; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation.

Maintaining High Operating Segment Income Margins. Our television broadcasting operating segment income margin for 2006 and 2007 was 50.5% and 49.6%, respectively. We intend to continue maintaining high television broadcasting operating segment income margins by increasing revenues and controlling costs and expenses.
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
We currently sell only a portion of our available television advertising time. We use a portion of our television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our television products. We sold approximately 66%, 63% and 59% of total available national advertising time on our networks during prime time broadcasts in 2005, 2006 and 2007, respectively, and approximately 56%, 52% and 50% of total available national advertising time during all time periods in 2005, 2006 and 2007, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Continue Building Our Pay Television Platforms
DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our joint venture with DIRECTV. Innova is a DTH company in Mexico, with approximately 1,585,100 subscribers, of which 103,100 were commercial subscribers as of December 31, 2007.
In December 2007, Innova and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will provide back up for both platforms, and will also double Sky’s current capacity. Innova plans to use this extra capacity for High Definition, or HD, and other value-added services. The satellite will be manufactured by Orbital Sciences Corporation and is expected to launch in the fourth quarter of 2009. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.
The key components of our DTH strategy include:
•
offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the 2006 FIFA World Cup, the Spanish Soccer League and a variety of Mexican Soccer League games, reality shows and other programs produced by us, or with respect to which we have exclusive rights;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-TV services in Mexico;

•	expanding our DTH services in Central America and the Caribbean;

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.

Pay Television Networks. Through our 14 pay-TV brands and 31 national and international feeds, we reached more than 18.2 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2007. Our pay-TV channels include three music, four movie, and seven variety and entertainment channels. Through TuTV, our joint venture with Univision, we distribute five pay-TV channels within the United States. These channels, whose content includes film, music and lifestyle programming, reached more than 1.8 million households in 2007.
Cable. With a subscriber base of over 496,500 and 551,400 basic subscribers (all of which were digital subscribers), as of December 31, 2006 and 2007, respectively, and over 1.56 million homes passed as of December 31, 2007, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the most important cable television operators in Mexico. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:
•	continuing to offer high quality programming;
•	upgrading its existing cable network into a broadband bidirectional network;
•	maintaining its 100% digital service in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;
•	increasing the penetration of its high-speed and bidirectional internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;
•
continuing the roll out of digital set-top boxes and the roll out, which began in the third quarter of 2005, of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.
Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2007, Cablevisión had 146,000 cable modem customers compared to 96,000 at December 31, 2006. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión has concluded its plan to switch its analog subscriber base to the digital service. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007 received governmental approval to introduce telephony services. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and as of December 31, 2007, it had 9,000 IP telephone lines in service. By the end of 2008, Cablevisión plans to offer the service in every area in which its network is bidirectional.
Expanding Our Publishing Business
With a total annual circulation of approximately 165 million magazines during 2007, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 92 titles, some of which have different editions for each different market. Among the 92 titles, 62 are fully owned and produced in-house and the remaining 30 titles are licensed from world-renowned publishing houses, including the Spanish-language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to more than 20 countries, including Mexico, the United States and countries throughout Latin America. During the last three years, Editorial Televisa implemented an aggressive commercial strategy in order to increase its market share and advertising revenues. As a result of this strategy, according to IBOPE Mexico, Editorial Televisa’s market share in Mexico grew to 49% in 2007. According to Simmons (an independent research company), five of the top ten Hispanic market magazines in the United States are published and distributed by Editorial Televisa. We believe that Editorial Televisa leads at least 15 of the 20 markets in which we compete in terms of readership.
In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina, for approximately U.S.$78.8 million. Editorial Atlántida publishes a total of 11 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.
During 2007, we launched five new titles of which two are fully-owned (namely, Cinemania, a monthly movies magazine, and Lola, Erase Una Vez, a telenovela-themed magazine) and three are licensed from third parties (namely, the Spanish version of National Geographic Traveler, pursuant to a license agreement with National Geographic Society, the Spanish language version of Woman’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc.).

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market
We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2007, we licensed 60,308 hours of programming in over 60 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40% equity interest therein; Grupo Arbol and the Mediapro Group, which control a 51% equity interest, indirectly, through their interest in GAMP Audiovisual, S.A., or GAMP; and as of November 2006, Gala Capital Market, S.L. or Gala, which holds a 9% equity interest which it acquired from GAMP. La Sexta began broadcasting on March 27, 2006. With our investment in La Sexta, we expect to capitalize on the size of and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets. For a description of our arrangements with La Sexta, see “— Investments — La Sexta”.
The U.S.-Hispanic population, estimated to be 45.5 million, or approximately 15.1% of the U.S. population according to U.S. Census estimates published May 1, 2008, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for half of the U.S. population gains between 2000 and 2007. The U.S. Census Bureau projects that the Hispanic population will double to approximately 20% of the U.S. population by the year 2020. The Hispanic population accounted for estimated disposable income in 2006 of U.S.$822 billion, or 8.6% of the total U.S. disposable income, an increase of 64% since 2000. Hispanics are expected to account for U.S.$1.0 trillion of U.S. consumer spending, or 9.7% of the U.S. total disposable income, by 2010, outpacing the expected growth in total U.S. consumer expenditures.
We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.
We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. During 2007, Televisa provided 36% of Univision Network’s non-repeat broadcast hours, including most of its 7:00 p.m. to 10:00 p.m. weekday prime time programming, 15% of TeleFutura Network’s non-repeat broadcast hours and substantially all of the programming broadcast on Galavision Network. In exchange for this programming, during 2005, 2006 and 2007, Univision paid Televisa U.S.$109.8 million, U.S.$126.9 million and U.S.$138.0 million, respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.
In March 2007, at the closing of the acquisition of Univision, all of Televisa’s shares and warrants in Univision were cancelled and converted into cash in an aggregate amount of U.S.$1,094.4 million. As a result of such conversion, we no longer hold an equity interest in Univision. We are also no longer bound by the provisions of the Participation Agreement, except in the case that we enter into certain transactions involving direct broadcast satellite or DTH satellite to the U.S. market. The Participation Agreement had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest. Subject to certain restrictions which may continue to bind Televisa by reason of the PLA, and other limited exceptions, we can now engage in certain business opportunities in the growing U.S. Hispanic marketplace relating to programming or otherwise without offering Univision participation in such opportunities. See “— Univision”.
We maintain a joint venture, TuTv, with Univision through which we operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. TuTv currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. In 2007, channels distributed by TuTv reached approximately 1.8 million subscribers through EchoStar Communications Corporation, DIRECTV (PR), Cox, Charter and other smaller systems. See “— Univision”.

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
In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of April 30, 2008, we had opened 16 bingo and sports books halls, under the brand name “Play City”. We plan to open 65 bingo and sports books halls over the course of the next five years. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of more than 5,500 electronic terminals. The bingo and sports books halls and Multijuegos are operated under a permit from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico, referred to as the Gaming Permit.
In March 2006, our subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V. or CVQ, acquired a 50% interest in TVI in the amount of Ps.798.3 million, which was substantially paid in cash. We agreed to pay additional purchase price adjustments of Ps.19.3 million in the second quarter of 2006, Ps.19.2 million in the first quarter of 2007, and Ps.19.4 million in the first quarter of 2008. No additional purchase price adjustments are required under the agreement. In addition, as part of the agreement, we agreed to provide funding to TVI in the form of a loan in the nominal amount of Ps.240.6 million, which has been converted into capital stock. The ownership structure of TVI was not changed after the capitalization of the loan.
TVI is a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey. As of December 31, 2007, TVI had 784,948 homes passed, served more than 164,800 cable television subscribers, 71,400 high-speed internet subscribers and 16,300 telephone lines.
CVQ notified the Mexican Antitrust Commission of its intent to acquire a 50% interest in TVI, and after appealing the decision of such authority at the first stage of the process on February 23, 2007, the Mexican Antitrust Commission authorized the intended acquisition, subject to compliance with certain conditions. We believe that as of this date, CVQ has complied on a regular basis with all of such conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.
In November 2006, we invested U.S.$258.0 million in long-term notes, convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, which holds 49% of the voting equity of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire limited voting shares of Cablemás equity, convertible into ordinary voting shares, which represent approximately 11% of Cablemás aggregate capital stock. Cablemás operates in 48 cities. As of December 31, 2007, the Cablemás cable network served more than 797,000 cable television subscribers, 220,400 high-speed internet subscribers and 41,000 IP-telephony lines, with approximately 2,200,000 homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. These conditions include, among others, that we make available certain channels to pay-TV operators on non-discriminatory terms and that our pay-TV platforms carry upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services. On May 13, 2008, the Mexican Antitrust Commission announced that the Company has complied with the conditions imposed by the Mexican Antitrust Commission, authorizing the conversion by the Company of the convertible long-term notes issued by Alvafig into 99.99% of its capital stock. Notwithstanding the aforementioned, the Company must comply with the Mexican Antitrust Commission’s conditions on a continued basis. On May 16, 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig.
In December 2007, our indirect majority-owned subsidiary, Cablestar, S.A. de C.V., or Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablemás, TVI and Cablevisión, which hold 15.4%, 15.4% and 69.2% of the equity stock of Cablestar, respectively, entered into five year term loan facilities for U.S.$50.0 million, U.S.$50.0 million and U.S.$225.0 million, respectively. These loans are intended to be syndicated during the life of the facility. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.

We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures and other collaborative projects and investments.
Television
Television Industry in Mexico
General. There are ten television stations operating in Mexico City and approximately 457 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 84 and 92 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de México, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 8 repeater stations, and Channel 22. There are also 20 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.
We estimate that approximately 22.1 million Mexican households have television sets, representing approximately 91.0% of the total households in Mexico as of December 31, 2007. We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.
Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE Mexico, a privately owned market research firm based in Mexico City. IBOPE Mexico is one of the 15 global branch offices of IBOPE Mexico. IBOPE Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 25 other Mexican cities with a population over 500,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE Mexico reports that its television surveys have a margin of error of plus or minus 5%.
As used in this annual report, “audience share” for a period means the number of television sets tuned into a particular program as a percentage of the number of households watching over-the-air television during that period without regard to the number of viewers. “Rating” for a period refers to the number of television sets tuned into a particular program as a percentage of the total number of all television households. “Average audience share” for a period refers to the average daily audience share during that period, and “average rating” for a period refers to the average daily rating during that period with each rating point representing one percent of all television households. “Prime time” is 4:00 p.m. to 11:00 p.m., seven days a week, “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday, and “sign-on to sign-off” is 6:00 a.m. to midnight, seven days a week. The average ratings and average audience share for our television networks and local affiliates and programs relate to conventional over-the-air television stations only; cable services, multi-channel, multi-point distribution system and DTH satellite services, videocassettes and video games are excluded.
Programming
Programming We Produce. We produce the most Spanish-language television programming in the world. In 2005, 2006 and 2007, we produced approximately 57,500 hours, 64,700 hours and 68,800 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.
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

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games of our and other teams and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2005, we broadcast certain matches of the CONCACAF Gold Cup, the FIFA Confederations Cup and the FIFA under 17 World Championship. In 2006, we broadcast the 2006 FIFA World Cup. In 2007, we broadcast the 2007 FIFA under-20 World Cup, certain matches of the CONCACAF Gold Cup, and the Copa America.
Our programming is produced primarily at our 29 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 36 studios and 32 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.
Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 33%, 40% and 49% of the programming broadcast on our four television networks in 2005, 2006 and 2007, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.
Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.
Television Broadcasting
We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2007.

	Wholly
	Owned
	Mexico City	Wholly	Majority	Minority
	Anchor	Owned	Owned	Owned	Independent	Total
	Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	124	2	—	1	128
Channel 4	1	—	—	—	—	1
Channel 5	1	61	—	—	4	66
Channel 9	1	14	—	—	14	29
Subtotal	4	199	2	—	19	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	218	2	1	33	258

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2005, 2006 and 2007, our networks aired 162, 168 and 146, respectively, of the 200 most watched television programs throughout Mexico and produced 17, 22 and 16, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.
The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2005 through December 2007, shown on a bimonthly basis.
Average Audience Share
January 2005 — December 2007(1)

(1)	Source: IBOPE Mexico national surveys.

Average Ratings
January 2005 — December 2007(1)

(1)	Source: IBOPE Mexico national surveys.
Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 21.8 million households, representing 98.6% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2005, 2006 and 2007.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television, which is estimated to end by the year 2021. Also, six repeaters of the Channel 2 network located in Guadalajara, Monterrey, and four cities along the border with the United States of America have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.
The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)
Prime time hours	31.8%	32.8%	29.9%
Weekday prime time hours	36.2%	37.3%	33.6%
Sign-on to sign-off hours	30.3%	31.8%	29.7%

(1)	Source: IBOPE Mexico national surveys.
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
Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 20.3 million households, representing approximately 91.9% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit DTV services in Channel 50 as its second channel during the transition period estimated to end by the year 2021. Also, two repeaters of the Channel 5 network had obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.
The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)
Prime time hours	17.4%	16.9%	18.7%
Weekday prime time hours	15.9%	14.9%	16.6%
Sign-on to sign-off hours	20.1%	19.1%	20.6%

(1)	Source: IBOPE Mexico national surveys.

We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2007, we aired 21 of the 50 top-rated movies.
Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.0 million households, representing approximately 22.7% of television households in Mexico in 2007. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 4 obtained a license to transmit DTV services in Channel 49 as its second channel during the transition period estimated to end by the year 2021. As of December 2005, this DTV station is installed and fully operational.
The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)
Prime time hours	6.0%	6.1%	7.3%
Weekday prime time hours	6.3%	6.5%	8.1%
Sign-on to sign-off hours	7.6%	7.5%	8.6%

(1)	Source: IBOPE Mexico national surveys.
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
Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately one-third of which are located in central Mexico. We estimate that Channel 9 reaches approximately 16.0 million households, representing approximately 72.4% of households with television sets in Mexico. Channel 9 broadcasts in all of the 26 cities other than Mexico City that are covered by national surveys.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period estimated to end by the year 2021. As of January 2007, this DTV station is in place and fully operational. Also, as disclosed above, in April 2008, we began broadcasting Telemundo’s original programming on Channel 9.
The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)
Prime time hours	13.4%	13.7%	13.1%
Weekday prime time hours	10.6%	11.4%	10.7%
Sign-on to sign-off hours	12.2%	12.6%	12.1%

(1)	Source: IBOPE Mexico national surveys.

The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, news and re-runs of popular programs from Channel 2.
Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2005, 2006 and 2007, the local television stations owned by us produced 38,900 hours, 43,300 hours and 48,100 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, six of the 18 local stations wholly owned have obtained licenses to transmit DTV services in their service area during the transition period estimated to end by year 2021. These six DTV stations are in place and fully operational.
Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs, as an affiliate of the Fox Television network under an affiliation agreement with Fox, and under renewable permits issued by the U.S. Federal Communications Commission, or FCC, to the station and to Fox Television that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market. XETV is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by Televisa. XETV’s FCC cross-border permit was renewed in 2003 for a five-year term expiring in June 2008. Fox’s cross-border FCC permit was renewed in December 2006 for a five-year term expiring November 1, 2011. The Fox affiliation agreement for XETV expires in 2008. We have been informed by Fox about its intention not to extend the term of the agreement. We are considering possible actions to be taken by the Company, including litigation against Fox for breach of contract.
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
We currently sell only a portion of our available television advertising time. We use a portion of our television advertising time to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time, and our remaining available television advertising time to promote, among other things, our television products. We sold approximately 66%, 63% and 59% of total available national advertising time on our networks during prime time broadcasts in 2005, 2006 and 2007, respectively, and approximately 56%, 52% and 50% of total available national advertising time during all time periods in 2005, 2006 and 2007, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Pay Television Networks. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2007, we had over 18.2 million subscribers worldwide.

In 2005, 2006 and 2007, we produced approximately 7,900 hours, 10,100 hours and 10,100 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs and Clasico TV.
TuTv, which operates and distributes a suite of Spanish-language television channels in the United States, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See “— Univision”. In May 2003, TuTv entered into a five-year distribution agreement with EchoStar Communications Corporation to distribute three of TuTv’s five channels. The term of such agreement was extended in 2007, and it will expire in May 2009. See “— Univision”.
Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 52,900 hours, 48,927 hours and 60,308 hours of programming in 2005, 2006 and 2007, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2007, we had approximately 208,378 half-hours of television programming in our library available for licensing.
Expansion of Programming Reach. Our programs can be seen in the United States, Canada, Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.
Publishing
Publishing
We believe we are the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.
With a total circulation of approximately 165 million copies in 2007, we publish 92 titles that are distributed in 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, Vanidades, a popular bi-weekly magazine for women; Caras, a fortnightly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.
We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine and EGM Electronic Gaming Monthly, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Alpha Media Group, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, pursuant to a license agreement with Rodale Press, Inc.; ESPN Magazine pursuant to a license agreement with ESPN Magazine, LLC; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; Disney Princesas, Disney Winnie Pooh, Disney Hadas, Power Rangers and W.I.T.C.H., pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and Nick pursuant to a license agreement with MTV Networks Latin America, Inc. We also publish a Spanish-language edition of National Geographic and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society.
In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina, for approximately U.S.$78.8 million. Editorial Atlántida publishes a total of 11 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.

During 2007, we launched five new titles of which two are fully-owned (namely, Cinemania, a monthly movies magazine, and Lola, Erase Una Vez, a telenovela-themed magazine) and three are licensed from third parties (namely, the Spanish version of National Geographic Traveler, pursuant to a license agreement with National Geographic Society, the Spanish language version of Woman’s Health and Runner’s World pursuant to a license agreement with Rodale, Inc.).
Publishing Distribution
We estimate that we distribute approximately 60%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 80,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2006 and 2007, 75% and 70.7%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards and other consumer products.
Cable and Telecom
The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Digital Cable Television Services”. According to Mexico’s cable television trade organization, Cámara Nacional de la Industria de Televisión por Cable, or CANITEC, there were approximately 1,150 cable concessions in Mexico as of December 31, 2007, serving approximately 4 million subscribers.
Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2006 and 2007, Cablevisión had over 496,500 and 551,400 basic subscribers, respectively. As of December 31, 2005, 2006 and 2007, approximately 283,200, 496,500 and 551,400 subscribers, respectively, were digital subscribers. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange under the ticker symbol “CABLE”.
Digital Cable Television Services. Cablevisión is the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service in a 100% bundled portfolio. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión 100% digital cable service offers five main programming packages options ranging in price from Ps.289.00 to Ps.635.00 (VAT included), which include up to 262 linear channels: 198 video channels (this comprises 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 26 pay-per-view channels.
Pay-Per-View Channels. Cablevisión currently offers 26 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.
Cable Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.289.00 to Ps.635.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.
Cable Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:
•	enhanced programming services, including video games; and
•	IP telephony services.

In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2008 plans to offer the service in every area in which its network is bidirectional.
In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 12,086 kilometers with over 1.56 million homes passed. In 2007, Cablevisión expanded its network by over 400 kilometers. As of December 31, 2007, 17.17% of Cablevisión’s network runs at least at 450 MHz, approximately 5.96% of Cablevisión’s network runs at least at 550 MHz, approximately 15.82% of Cablevisión’s network runs at least at 750 MHz, approximately 46.5% runs at least at 870 MHz, approximately 14.54% of Cablevisión’s network runs at least at 1 GHz, and approximately 80.13% of Cablevisión’s network has bidirectional capability.
In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablemás, TVI and Cablevisión, which hold 15.4%, 15.4% and 69.2% of the equity stock of Cablestar, respectively, entered into five year term loan facilities for U.S.$50.0 million, U.S.$50.0 million and U.S.$225.0 million, respectively. These loans are intended to be syndicated during the life of the facilities. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.
Other Businesses
Televisa Digital. Televisa Digital is our online and wireless content division. This venture includes Esmas, our Spanish-language horizontal internet portal; Esmas Móvil, our wireless value added service unit; Gyggs, our social networking site; and Esmas Player, our new media business unit that operates our music on demand, video on demand, live TV and media manager for our users. Televisa Digital leverages our unique and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, recruitment services and news bulletins. With a wide range of content channels, online and mobile services, and with more than 165 million page views, and approximately 7.5 million monthly unique users in 2007, we believe that Esmas.com has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 55% of our traffic is from Mexico and the rest comes from the U.S. and Latin America. Currently, we control 100% of the venture.
In connection with the series of agreements we entered into with Univision in December 2001, as described under “— Univision”, we amended the previous PLA such that, for a five-year period ending in December 2006, we agreed to limit our rights to transmit over the internet our programming to which Univision had television rights in the United States. For a description of current litigation we filed against Univision relating to our rights with respect to internet distribution, see “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Relationship With Univision.”
Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S., Latin America and Spain. Esmas.com sent approximately 220 million and 170 million messages to approximately 9.5 million and 9.0 million mobile phone users, respectively.
The offered service consists of text information of sports, news, events, sweepstakes, contests, downloading of photos and ring-tones. We believe that due to the Mexican public’s affinity for the high quality and wide range of Televisa’s programming content, Esmas.com has become one of the leading Premium Short Message Service, or PSMS, content providers in Mexico and in Latin America.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming”, “— Cable and Telecom — Digital Cable Television Services”, “— Cable and Telecom — Pay-Per-View Channels”, “— Radio Stations”, and “— DTH Joint Ventures — Mexico and Central America”.
Soccer. We have title to some of Mexico’s professional soccer teams. These teams currently play in the Mexican First Division and are among the most popular and successful teams in Mexico. In 2005, América, one of our teams, won the Mexican First Division championship played during the first season of 2005. Each team plays two 17 game regular seasons per year. The best teams of each regular season engage in post-season championship play.
We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. In addition, América and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of certain Mexican First Division soccer teams.
Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and nightclub shows of popular Mexican and international artists.
Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced two feature films in 2005, none in 2006 and four in 2007, and have co-produced one feature film between January and March 2008. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros. and Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.
We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2005 and 2006, we released two and two, respectively, of our feature films through movie theaters, including La Última Noche and Puños Rosas. We also distribute our feature films outside of Mexico.
We have a first option to purchase rights in Mexico to distribute feature films of CIE in movie theatres and broadcast these films on our cable and television networks. We have not purchased any feature films from CIE in 2005, 2006 or 2007.
We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros. which we extended in 2007 until December 31, 2009, we are the exclusive distributor in Mexico of feature films produced by Warner Bros. In 2005, 2006, 2007 and up to March 2008 we distributed 52, 40, 49 and 14 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.
At December 31, 2007, we owned or had rights to approximately 744 Spanish-language films and 186 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services.
Gaming Business. In May 2005, we obtained the Gaming Permit from the Secretaría de Gobernación and in 2006 we launched our gaming business. As of April 30, 2008, we had 16 bingo and sports books halls open and operating under the brand name “Play City”. We plan to open 65 bingo and sports books halls in total over the course of the next five years. In addition, in 2007 we launched Multijuegos, an online lottery with access to a nationwide network of electronic terminals. Our principal competitors in the gaming industry are, with respect to bingo and sports books halls, CIE and Grupo Caliente and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.
Radio Stations. Our radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, is operated under a joint venture with Grupo Prisa, S.A., a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors. Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval. We also have the right to appoint Radiópolis’s Chief Financial Officer. The election of Radiópolis’s Chief Executive Officer requires a unanimous vote from the joint venture’s board of directors.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali and repeater radio stations of XEW-AM in San Luis Potosí and Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 41 affiliate stations (22 AM and 19 FM) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 90 stations (including 13 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 38 cities in Mexico. Our programs aired through our radio stations network reach approximately 70% percent of Mexico’s population. We plan to continue exploring expanding the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.
According to Investigadores Internacionales Asociados, S.C., or INRA, in 2005, 2006 and 2007, XEW-AM ranked, on average, ninth, eighth and tenth, respectively, among the 34 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, eleventh, sixth and seventh, respectively, among the 29 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, first and second, respectively, among 26 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.
Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news. We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), Estadio W (Sports), Ke Buena (Mexican music), 40 Principales (Pop music) and Besame Radio (Spanish ballads). W Radio, Ke Buena and 40 Principales formats are also broadcast through the internet.
The successful exclusive radio broadcasting of the 2006 Soccer World Cup placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.
During the last four years, Radiópolis has organized 16 massive live musical events with leading artists in both musical formats, gathering a record attendance of approximately 90,000 people during the last nine events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
Radio Advertising. We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See” — Television — Television Broadcasting — Advertising Sales Plan”. In addition, we use some of our available radio advertising time to satisfy our legal obligation to the Mexican government to provide up to 35 minutes per day of our broadcast time, between 6:00 a.m. and midnight for public service announcements, and 30 minutes per day for official programming (referred to in this annual report as “Official Radio Broadcast Time”).
Investments
OCEN. In October 2002, we acquired a 40% stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and souvenirs, the organization of special and corporate events and the booking and management of Latin singers. As part of the agreement, OCEN has access to our media assets to promote its events throughout Mexico, and we have the right of first refusal to broadcast on our over-the-air channels and pay-TV ventures movies and events produced and distributed by CIE.
During 2005, OCEN acquired for U.S.$1.6 million, 51% of a company named As Deporte, S.A. de C.V., the principal marathon and athletic competition producer in Mexico, and promoter of other sporting events, such as the Ironman competition. Additionally, OCEN sold, for U.S.$2.0 million, 60% of a company named Creatividad y Espectaculos, S.A. de C.V., or Audiencias Cautivas, a corporate events producer in Mexico.
During 2007, OCEN promoted more than 4,270 events and managed 14 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that has helped establish OCEN as a principal live entertainment company in Mexico.
Mutual Fund Venture. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish “Más Fondos”, the first mutual fund distribution company in Mexico. Más Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors, and currently distributes 151 funds managed by twelve entities. The company operates under a license granted by the CNBV. We currently have a 40.84% interest in Más Fondos.

Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., (jointly, “Vuela”), pursuant to which we made a capital contribution in the amount of U.S.$25.0 million. During 2006, we made capital contributions of U.S.$7.5 million, and in 2008 we will make capital contributions of up to U.S.$12.0 million. We are not obligated to make any further capital contributions to Vuela. Vuela has obtained a concession to own, manage and operate a low-cost carrier airline in Mexico, which is called Volaris. Volaris began operations in March 2006. Our partners in this venture are Sinca Inbursa, S.A. de C.V., The Discovery Americas I, L.P., a private equity fund managed by Protego Asesores Financieros and Discovery Capital Corporation, and Grupo TACA, one of the leading airline operators in Latin America. We provide the in-flight entertainment for Volaris. For a description of the transaction, see “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Our Directors and Officers”.
La Sexta. In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40% equity interest therein; Grupo Arbol and the Mediapro Group, which control a 51% equity interest, indirectly, through their interest in GAMP; and as of November 2006, Gala, which holds a 9% equity interest which it acquired from GAMP.
As part of the agreement with our partners to (i) complete funding the La Sexta business plan in its entirety for the first three years of operations, and (ii) to acquire part of the capital stock of Imagina (formerly, “Grupo Afinia”), an entity which resulted from the merger between the Mediapro Group and Grupo Arbol, we received, among other rights, a call option under which we had the right to subscribe, at a price of €80.0 million, a percentage of the capital stock of Imagina that was to be determined by the application of a formula related to the enterprise value of Imagina at the time of the exercise of the call option.
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
In March 2007, Torreal Sociedad de Capital de Riesgo de Regimen Simplificado, S.A., acquired a 20% stake in Imagina. As a result of such acquisition, (i) the credit facility has been cancelled, and no repayment of the credit facility was necessary because no borrowings had been made thereunder; and (ii) our partners decided to terminate the call option granted to us in connection with the possible Imagina investment and paid a €29 million termination fee.
With the investment in La Sexta, we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets. La Sexta began broadcasting on March 27, 2006.
During 2008, we will make additional capital contributions of €44.4 million. We are not obligated and do not expect to have to make any additional contributions in the near future.
During the period from January 1, 2008 through June 13, 2008, we made additional capital contributions related to our 40% interest in La Sexta in the aggregate amount of €24.8 million.
For a description of our commitments of capital contributions in 2007 and 2008 related to this investment, See “Operating and Financial Review and Prospects — Contractual Obligations and Commercial Commitments — Contractual Obligations Off the Balance Sheet.”
Walmex. In January 2006, we entered into an agreement with Wal-Mart de México, or Walmex, pursuant to which we deployed, in almost 300 of their stores, a digital signage network which is a form of in-store advertising in which content and messages are displayed on liquid-crystal displays, or LCD screens, typically with the goal of delivering targeted messages to specific locations at specific times. The network uses IP to broadcast, at every venue, tailor made content we produce specifically for this kind of point-of-purchase private television network which includes news, entertainment, and the production of the advertisement spots for Walmex’s suppliers.

TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, in the amount of Ps.798.3 million, which was substantially paid in cash. We agreed to pay additional purchase price adjustments based on the terms of the purchase agreement. These purchase price adjustments were for Ps.19.3 million in the second quarter of 2006, Ps.19.2 million in the first quarter of 2007 and Ps.19.4 million in the first quarter of 2008. No additional purchase price adjustments are required under the agreement. In addition, as part of the agreement, we agreed to provide funding to TVI in the form of a loan in the nominal amount of Ps. 240.6 million, which has been converted into capital stock. The ownership structure of TVI was not changed after the capitalization of the loan.
TVI is a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey. As of December 31, 2007, it had 784,948 homes passed, served more than 164,800 cable television subscribers, 71,400 high-speed internet subscribers and 16,300 telephone lines.
CVQ notified the Mexican Antitrust Commission of its intent to acquire a 50% interest in TVI, and after appealing the decision of such authority at the first stage of the process on February 23, 2007, the Mexican Antitrust Commission authorized the intended acquisition, subject to compliance with certain conditions. We believe that as of the date of this annual report, CVQ has complied on a regular basis with all of such conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.
Alvafig. In November 2006, we invested U.S.$258.0 million in long-term notes convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, which holds 49% of the voting equity of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire limited voting shares of Cablemás equity, convertible into ordinary voting shares, which represent approximately 11% of Cablemás aggregate capital stock. Cablemás operates in 48 cities. As of December 31, 2007, the Cablemás cable network served more than 797,000 cable television subscribers, 220,400 high-speed internet subscribers and 41,000 IP-telephony lines, with approximately 2,200,000 homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. These conditions include, among others, that we make available certain channels to pay-TV operators on non-discriminatory terms and that our pay-TV platforms carry upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services. On May 13, 2008, the Mexican Antitrust Commission announced that the Company has complied with the conditions imposed by the Mexican Antitrust Commission, authorizing the conversion by the Company of the convertible long-term notes issued by Alvafig into 99.99% of its capital stock. Notwithstanding the aforementioned, the Company must comply with the Mexican Antitrust Commission’s conditions on a continued basis. On May 16, 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig.
We have investments in several other businesses. See Note 5 to our year-end financial statements.
DTH Joint Ventures
Background. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.
In October 1997, we and our partners formed MCOP, a U.S. partnership in which we, News Corp., and Globopar each indirectly held a 30% interest and in which Liberty Media indirectly held a 10% interest, to make investments in, and to supply programming and other services to, the Sky platforms in Latin America outside of Mexico and Brazil. DIRECTV purchased all of our equity interests in MCOP in November 2005. In addition, until October 2004, each of Televisa, News Corp., Globopar and Liberty Media indirectly held an interest (in the same proportion as their interests in MCOP were then held) in Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services, and DTH Techco Partners, or TechCo, a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. DIRECTV purchased all of our equity interests in TechCo in October 2005.
Digital Ku-band DTH satellite services commenced operations for the first time in Mexico and Brazil in the fourth quarter of 1996, in Colombia in the fourth quarter of 1997, in Chile in the fourth quarter of 1998 and in Argentina in the fourth quarter of 2000. We indirectly own interests in DTH satellite joint ventures in Mexico and Central America. In July 2002, we ceased operations in Argentina. We do not own any equity interest in the venture in Brazil. No assurance can be given that the DTH joint venture we currently run or that we may own in the future will be successful. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and May Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income”.

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
We have also been developing channels exclusively for pay-TV broadcast. Through our relationship with DIRECTV, we expect that our DTH satellite service will continue to negotiate favorable terms for programming rights with both third parties in Mexico and with international suppliers from the United States, Europe and Latin America and elsewhere.
In December 2003, News Corp. acquired a 34% equity interest in DIRECTV, and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corp. Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor DIRECTV may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico and other countries in Central America and the Caribbean (subject to limited exceptions).
In October 2004, DIRECTV Mexico announced that it was shutting down its operations and we, Innova, News Corp., DIRECTV, Liberty Media and Globopar entered into a series of agreements relating to our DTH joint ventures. With respect to the DTH joint venture in Mexico:
•
Innova and DIRECTV Mexico entered into a purchase and sale agreement, pursuant to which Innova agreed to purchase DIRECTV Mexico’s subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps.665.7 million;

•
Innova and DIRECTV Mexico entered into a letter agreement which provided for cash payments to be made by Innova or DIRECTV Mexico based on the number of subscribers successfully migrating to Innova, the applicable sign-up fees for migrating subscribers, or certain migrated subscribers churning shortly after migration, among other specified payments under the agreement;

•
Innova, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted options to acquire up to a 15% equity interest in each of Innova and Innova Holdings, dependent upon the number of subscribers successfully migrating to Innova, in exchange for the two promissory notes referred above that were delivered to DIRECTV Mexico;

•
DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DTVLA) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above and (ii) the right to acquire News Corp.’s 30% interest in Innova and Innova Holdings;

•
DIRECTV and Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media’s 10% interest in Innova and Innova Holdings for U.S.$88.0 million in cash. DIRECTV agreed that we may purchase two-thirds ( 2/3) of any equity interest in Innova and Innova Holdings sold by Liberty Media;

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

In connection with the October 2004 reorganization, with respect to the DTH joint ventures elsewhere in Latin America:
•
we entered into a purchase and sale agreement with DIRECTV, pursuant to which, among other things, (i) DIRECTV acquired all of our direct equity interests in ServiceCo, (ii) DIRECTV agreed to purchase all of our indirect equity interests in MCOP and (iii) DIRECTV has agreed to indemnify us for any and all losses arising out of our status as a partner in MCOP;

•
DIRECTV also agreed to purchase each of News Corp.’s, Liberty Media’s and Globopar’s equity interests in TechCo (a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida), ServiceCo and MCOP; and

•	PanAmSat Corporation (now Intelsat Corporation) unconditionally released us from any and all obligations related to the MCOP transponder lease.
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
•
we entered into an amended and restated guaranty with PanAmSat Corporation (now Intelsat Corporation) pursuant to which the proportionate share of Innova’s transponder lease obligation guaranteed by us was to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova. As a result of our acquisition of two-thirds of the equity interests that from Liberty Media, the guarantee has been readjusted to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova.

On April 27, 2006 we acquired two-thirds of the equity interests that DIRECTV acquired from Liberty Media, therefore we and DIRECTV own 58.7% and 41.3%, respectively, of Innova’s equity.
DIRECTV also purchased all of our equity interests in TechCo in October 2005 and in MCOP in November 2005. As a result of these transactions, both TechCo and MCOP are wholly owned by DIRECTV.
On March 27, 2008 News Corp. and Liberty Media announced the closing of a series of transactions, including a transaction in which Liberty obtained a controlling stake in DIRECTV whereby News Corp. transferred to Liberty its 41% interest in DIRECTV’s outstanding shares. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Have Experienced Substantial Losses, Primarily in Respect of Our Investments in Innova, and May Continue to Experience Substantial Losses as a Result of Our Participation in Innova, Which Would Adversely Affect Our Net Income”.

Mexico and Central America. We operate “Sky”, our DTH satellite joint venture in Mexico, through Innova. We indirectly own 58.7% of this joint venture. As of December 31, 2005, 2006 and 2007, Innova’s DTH satellite pay-TV service had approximately 1,250,600, 1,430,100 and 1,585,100 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with more than 3,300 points of sale. In addition to the above, Innova also experienced growth during 2005, due to new subscribers migrating from DIRECTV Mexico, during 2006, due to exclusive broadcasting of 34 out of the 64 matches of the 2006 Soccer World Cup and during 2007, due to new subscribers from operations in Costa Rica and The Dominican Republic. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
During 2007, Sky offered exclusive content such as one out of every four soccer matches from the Mexican First Division Tournament, every game of the Spanish soccer league, the NFL Sunday ticket, the Major League Baseball and the NBA PASS. SKY also added new channels to its lineup, including five interactive channels providing information to its subscribers, such as weather, sports highlights, and others, as well as Baby First, a channel created specifically for babies and toddlers, the Channel 13 delay and two movie channels, City Vibe and City Mix. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers, including HBO, MaxPrime, Cinemax, Movie City, Cinecanal, E! Entertainment, The Disney Channel, National Geographic, Canal Fox, Fox Sports, Fox News, MTV, VH1, Nickelodeon, TNT, CNN, The Cartoon Network and ESPN. Sky also has arrangements with the following studios to show films on an as-needed basis: 20th Century Fox, Universal Studios International, Buenavista International, Sony Pictures, Warner Bros., and Independent Studios.
In 2005, Sky purchased from Televisa certain rights to the 2006 Soccer World Cup. Sky aired all of the 64 games of the World Cup, out of which 34 were exclusively available to Sky subscribers. The cost of these rights plus production costs were U.S.$19.0 million.
Sky currently offers 222 digital channels through five programming packages: Basic (82 video channels, 50 audio channels and 22 pay-per-view); Fun (117 video channels, 50 audio channels and 29 pay-per-view); Movie City (125 video channels, 50 audio channels and 29 pay-per-view); HBO/Max (128 video channels, 50 audio channels and 29 pay-per-view); and Universe (143 video channels, 50 audio channels and 29 pay-per-view) for a monthly fee of Ps.228.00, Ps.302.00, Ps.428.00, Ps.478.00 and Ps.618.00, respectively. The subscriber receives a “prompt payment” discount if the monthly subscription payment is made within 12 days after the billing date.
Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.267.00, Movie City Ps.381.00, HBO/Max Ps.431.00 and Universe Ps.571.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee of Ps.999.00, which is reduced to Ps.849.00 if the subscriber pays the monthly programming fees via an automatic charge to a debit card or for free if payment is charged directly to a credit card.
Sky devotes 20 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.
In order to more effectively compete against cable operators in the Mexican Pay-TV market, in September 2005, Sky launched the “Multiple Box” concept, which allows its current and new subscribers to have up to 4 boxes in their homes with independent programming on each TV.
The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.
Programming. We and News Corp. are major sources of programming content for our DTH joint venture and have granted our DTH joint venture exclusive DTH satellite service broadcast rights to all of our and News Corp.’s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other limited exceptions. In addition to sports, news and general entertainment programming, we provide our DTH joint venture in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay-TV channels in Mexico. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. As a result of the Mexican Antitrust Commission’s rulings, when a competing DTH satellite service commences operations in Mexico, we are required, subject to certain conditions, to grant to that new DTH operator broadcast rights to some of our channels. In the short term, competing DTH satellite pay-TV services may commence operations in Mexico. We cannot predict when such services will commence operations or if they will comply with all requirements for us to provide them with our channels.

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
We previously owned shares and warrants representing an approximate 11.3% equity interest in Univision, on a fully diluted basis. On March 29, 2007, Univision was acquired by a group of investors, and, as a result, all of Televisa’s shares and warrants in Univision have been cancelled and have been converted into cash in an aggregate amount of approximately U.S.$1,094.4 million. As a result of the closing of the acquisition of Univision, we lost our right to designate a member to the board of directors of Univision. Accordingly, our former designee to the board of directors of Univision, Ricardo Maldonado Yaez, resigned from the board.
We and Venevisión, a Venezuelan media company, have agreed to supply programming to Univision under program license agreements, including the PLA, that expire in December 2017 (unless earlier terminated), under which we and Venevisión granted Univision an exclusive license to broadcast in the United States, solely over the Univision Network, Galavision Network and TeleFutura Network, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we or Venevisión own the United States distribution rights, subject to exceptions, including certain co-productions. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. We are entitled, in addition to our 9% programming royalty on net time sales in respect of the Univision and Galavision Networks, to a 12% programming royalty on net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million each year up to U.S.$12.5 million. In exchange for programming royalties based upon combined net time sales regardless of the amount of our and Venevisión’s programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the agreement. See “Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Relationship With Univision” for a description of our current disputes with Univision relating to royalties under the PLA and relating to our internet distribution rights, and our claim in such disputes that we believe we have the right to terminate the PLA due to uncured and uncurable material breaches. In 2007, Televisa programming represented approximately 36% of Univision’s and 15% of TeleFutura Networks’ non-repeat broadcast hours, respectively. The PLA, by its terms, survives the Univision merger.
We and Univision entered into definitive agreements in April 2003 to commence a joint venture to introduce our satellite and cable pay-TV programming into the United States. The joint venture company, TuTv, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the United States that feature our programming. In May 2003, TuTv entered into a five-year distribution agreement with EchoStar Communications Corporation for three of the five existing channels. The term of such agreement was extended in 2007, and it will expire in May 2009. TuTv is jointly controlled by Univision and us.
We have an international program rights agreement with Univision that requires Univision to grant us and Venevisión the right to broadcast, outside the United States, programs produced by Univision for broadcast on the Univision Network or Galavision Network under this agreement. We have the exclusive right to broadcast, among others, programs produced before October 2, 1996 (the “Grandfathered Programs”) in Mexico, and Venevisión has the exclusive right to broadcast these programs in Venezuela. We and Venevisión each have an undivided right to broadcast the Grandfathered Programs in all other territories (other than the United States, but including Puerto Rico). As for programs other than Grandfathered Programs (“New Programs”), we and Venevisión have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, respectively, but Univision retains all rights for the rest of the world. The rights to the Grandfathered Programs and New Programs granted to us and Venevisión will continue until the termination of the relevant program license agreement and will revert back to Univision.
In May 31, 2005, we entered into a program license agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in Puerto Rico with some exceptions. We are entitled to a 12% programming royalty on the net time sales in respect to the Puerto Rico Stations. The terms and conditions of this agreement are similar to the program license agreement that we executed with Univision for the territory of the United States. We also had an option to acquire a 10% interest in these stations, but we decided not to exercise this option.

As a result of the closing of the acquisition of Univision, we are no longer bound by the provisions of the Participation Agreement, except in the case that we enter into certain transactions involving direct broadcast satellite or DTH satellite to the U.S. market. The Participation Agreement had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest. Subject to compliance with the limited restrictions of the surviving terms of the Participation Agreement and the terms of the PLA, we can now engage in business opportunities in the growing U.S. Hispanic marketplace relating to programming and other businesses without offering Univision participation in such opportunities. We cannot predict how our overall business relationship with Univision will be affected by the recent acquisition of Univision by an investor acquiring group. We are engaged in litigation with Univision, as described in “Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Relationship With Univision”, and “Additional Information — Legal Proceedings”. The Company expects to explore with Univision the possibility of a resolution of issues between them in the litigation potentially including possible joint endeavors or interests. There is no assurance that any such agreement will be reached. See “Information on the Company — Business Overview— Business Strategy — Developing New Businesses and Expanding Through Acquisitions.”
Competition
We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 176 stations outside of Mexico City. Televisora del Valle de México owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2005, 2006 and 2007 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 31.5%, 30.5% and 31.0%, respectively, during prime time, and 29.8%, 29.0% and 29.1%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.
In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 8 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Television Broadcasting”.
Our English and Spanish-language border stations compete with English and Spanish-language television stations in the United States, and our Spanish-language productions compete with other English and Spanish-language programs broadcast in the United States.
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

Cable and Telecom
According to the most recent information from CANITEC, there were approximately 1,150 cable concessions in Mexico as of December 31, 2007 serving approximately 4 million subscribers. Cablevisión is one of the largest cable system operators in Mexico City and one of seven cable system operators in the areas surrounding Mexico City. Cablevisión also competes with Innova, our DTH joint venture. See “— Cable and Telecom — Mexico City Cable System” and “— DTH Satellite Services”. Cablevisión also faces competition from MVS Multivisión, S.A. de C.V., or Multivisión, a MMDS operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a head end similar to that of a cable system. Multivisión has been in operation for more than 15 years and offers 15 channels to its subscribers. Some of the channels that Multivisión broadcasts compete directly with the Cablevisión channels, as well as Cablevisión’s 26 pay-per-view channels. Furthermore, since Cablevisión operates under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where Cablevisión presently operates. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevisión is required to provide access to its cable network to the extent it has available capacity on its network.
In addition, in connection with internet access services and other new products and multimedia communications services, cable operators, such as Cablevisión, who were already authorized to provide bidirectional data and internet broadband services, have been authorized by the Mexican government to also provide voice services, including VoIP services.
On October 2, 2006, the Mexican federal government enacted a new set of regulations known as the Convergence Regulations. The Convergence Regulations allow certain concessionaires of telecommunication services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services. In addition, telephone operators, such as Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. See “Key Information — Risk Factors — Risk Factors Related to our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.
In addition, in November 2006, the CFE announced that it had obtained an authorization from the Mexican government, through the Ministry of Communications and Transportation, to use their power lines and infrastructure to provide telecommunication services to cable operators using a new technology model known as PLC and BPL. We believe that this action will result in a significant reduction in the lease prices for infrastructure, as the CFE owns approximately 21,000 kilometers of power lines that could be used to transmit voice, data and video.
As a result of the aforementioned, Cablevisión will face competition from several media and telecommunications companies throughout Mexico, including internet service providers, DTH services and other personal communications and telephone companies, including us and our affiliates.
Radio
The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 100 radio stations throughout Mexico, 14 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 160 radio stations in Mexico, seven of which are located in Mexico City.
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
Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include internet, data and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or telecommunication players entering into video services would require us to make significant capital expenditures in new technologies.
We are aware that other entities have obtained concessions to provide DTH satellite services in Mexico and may commence operations in the short term. Potential joint ventures with foreign DTH platforms could also accelerate competition in Mexico’s DTH and pay-TV market.
Gaming Business
Our principal competitors in the gaming industry are, with respect to bingo and sports halls, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.
Regulation
Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts Fox television network programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.
Television
Mexican Television Regulations
Concessions. Mexico’s federal antitrust law has been amended by Congress. The amendments to the Mexican Federal Antitrust Law approved by the Mexican Federal Congress have been in full force and effect as of June 29, 2006. The amendments include, among other things, the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor. As of the date of this annual report, such amendments have not had a material adverse impact upon our business; however, we cannot predict how these amendments will impact our business in the future.
Certain amendments to the existing Ley Federal de Radio y Televisión and the Ley Federal de Telecomunicaciones have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Ley Federal de Radio y Televisión and to the Ley Federal de Telecomunicaciones unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Ley Federal de Radio y Televisión, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Ley Federal de Radio y Televisión, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the SCT a certification of compliance with their obligations under the concession. As a result of the Supreme Court’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Ley Federal de Telecomunicaciones to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire. Additionally, some members of the Mexican Congress have expressed their intent to propose a new Ley Federal de Radio y Televisión, which could affect, among other things, the framework for granting or renewing concessions. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. Also, either the SCT or the Federal Telecommunications Commission shall provide notice in the Diario Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.
The bidders shall comply with the following requirements:
•	proof of Mexican nationality;
•	submission of a business plan;
•	submission of technical specifications and descriptions;
•	submission of a plan for coverage;
•	submission of an investment program;
•	submission of a financial program;
•	submission of plans for technical development and actualization;
•	submission of plans for production and programming;
•	receipt of a guaranty to ensure the continuation of the process until the concession is granted or denied; and
•	a request for a favorable opinion from the Mexican Antitrust Commission.
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
In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.
Supervision of Operations. The SCT regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the SCT.
Television programming is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under Mexican regulations, the Secretaría de Gobernación, or the Mexican Ministry of the Interior, reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for adults and teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.
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
No more than 18% of broadcast time may be used for advertisements on any day. The SCT approves the minimum advertising rates. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

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
Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, cable television, radio and DTH satellite services and certain telecommunications services. Under Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, the Radio and Television Law, and the Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Law Regulations, foreign investors may not vote the capital stock of Mexican broadcasting companies (other than through “neutral investment” mechanisms, such as through the CPOs held by certain of our stockholders). See “— Satellite Communications — Mexican Regulation of DTH Satellite Services”.
Radio
The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. As of December 31, 2007, the expiration dates of our radio concessions ranged from 2008 to 2016. See “— Television”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.
Cable Television
Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit the over-the-air UHF restricted television channel 46 expires in 2010. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. In addition, in May 2007 the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming. A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:
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
Application of Existing Regulatory Framework to Internet Access and IP Telephony Services
Cablevisión may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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
Mexican Antitrust Law
Mexico’s federal antitrust law and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions or joint ventures. In addition, the federal antitrust law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures” and “ — Changes in Existing Mexican Laws and Regulations or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
The most recent amendments to the Mexican Antitrust Law, in full force as of June 29, 2006, include among other things the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization, and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor.
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

•
To issue binding opinions in competition matters whether required by specific statutes, or required by other federal authorities. Such opinions shall also be issued in connection with decrees, regulations, governmental determinations and other governmental acts (such as public bid rules) which may have an anticompetitive effect.

•	To issue an opinion related to effective competition conditions in a specific market or to the market power of a given agent in a market.
•
To issue an opinion related to the granting of concessions, licenses or permits or the transfer of equity interests in concessionaries or licensees, are to be obtained if so required by the relevant statues or the bid rules.

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

Mexican Electoral Amendment
In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution, pursuant to which, among other things, the IFE has the exclusive right to manage and use the Official Broadcast Time during pre-campaign and campaign periods and also during election day. For a description of Official Television Broadcast Time and Official Radio Broadcast Time, see “— Business Overview — Maintaining Our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “— Business Overview — Other Businesses — Radio Advertising”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns.
The IFE and the political parties must comply with certain requirements included in the Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled, to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day, shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the Constitutional Amendment and as such criteria are reflected in applicable law.
In addition to the foregoing, pursuant to the Constitutional Amendment political parties are forbidden to purchase or acquire advertising time directly or through third parties, from radio or television stations; likewise, third parties shall not acquire advertising time from radio or television stations for the broadcasting of advertisements which may influence the electoral preferences of Mexican citizens, nor in favor or against political parties or candidates to offices elected by popular vote.
We believe we have been operating our business in compliance with the provisions of the Constitutional Amendment; however, we have filed legal actions contesting certain provisions of such Constitutional Amendment.
We cannot predict what impact the Constitutional Amendment will have upon our radio and television businesses at this time, nor can we predict the outcome of the legal actions brought by the Company against such Constitutional Amendment. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.
Significant Subsidiaries
The table below sets forth our significant subsidiaries and Innova, a consolidated variable interest entity, as of December 31, 2007.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A.B de C.V.(3)(5)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(6)	Mexico	100.0%
Factum Mas, S.A. de C.V.(3)(7) )(8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(7)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(10)	Mexico	100.0%
Paxia, S.A. de C.V.(3)(11)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2)(3)(12)	Mexico	50.0%
Telesistema Mexicano, S.A. de C.V.(13)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(14)	Mexico	100.0%
Televisa, S.A. de C.V.(15)	Mexico	100.0%
Televisa Juegos, S.A. de C.V.(2)(3)(16)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)(13)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of four direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)
While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	Subsidiary through which we own equity interests in and conduct the operations of our Cable and Telecom segment.

(5)	Indirect subsidiary through which we conduct the operations of our Cable and Telecom segment.

(6)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(7)	One of two subsidiaries through which we own our equity interest in Innova.

(8)	Direct subsidiary through which we own equity interests in and conduct our Internet business.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	Direct subsidiary through which we maintain 99.99% of the capital stock of Alvafig, a holding company with an interest of 49% in Cablemás, a large cable operator in Mexico.

(12)	Direct subsidiary through which we conduct the operations of our Radio business.

(13)	One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(15)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.
On June 29, 2007, shareholders voted on the merger of Campus América, S.A. de C.V., and Linking Media, S.A. de C.V. with and into Grupo Televisa, S.A.B. The main purpose of the merger was to simplify the corporate structure of Grupo Televisa, reducing unnecessary administrative costs. The merger did not have an effect on the securities of Grupo Televisa, including its CPOs.
Property, Plant and Equipment
Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in two locations in Mexico City, 16 studios in San Angel and 13 studios located in Chapultepec. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 39 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.6 million square feet of space, of which over 3.2 million square feet are located in Mexico City and the surrounding areas, and approximately 1.4 million square feet are located outside of Mexico City and the surrounding areas.
Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 557,866 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	2	San Diego, California(1)
Leased properties		Buenos Aires, Argentina(1)
	4	Madrid, Spain(2)
		San Diego, California(1) Zug, Switzerland(1)
Publishing activities
Owned properties	8	Miami, Florida(1)
		Santiago, Chile(1)
		Quito, Ecuador(1)
		Guayaguil, Ecuador(1)
		Cali, Colombia(1)
		Alicate, Colombia(1)
		Buenos Aires, Argentina(2)
Leased properties	10	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(3)
		Quito, Ecuador(1)
		Caracas, Venezuela(1)
		San Juan, Puerto Rico(1)
Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)
Leased properties	80	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(1)
		Panamá, Panamá(2)
		Santiago, Chile (45)
		Armenia, Colombia(1)
		Barranquilla, Colombia(3)
		Bogota, Colombia(3)
		Bucaramanga, Colombia(1)
		Cali, Colombia(5)
		Cartagena, Colombia(1)
		Colombia, Colombia(2)
		Ibage, Colombia(1)
		Manizales, Colombia(1)
		Medellín, Colombia(4)
		Pasto, Colombia(1)
		Pompayan, Colombia(1)
		Pereira, Colombia(1)
		Santa Martha, Colombia(1)
		Sincelejo, Colombia,(1)
		Villavicencio, Colombia(1)
		Lima, Peru(1)
DTH
Leased properties	1	San José, Costa Rica(1)
Telephony
Leased properties	6	San Antonio, Texas(3)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)

Satellites. We currently use transponder capacity on four satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Intelsat 3-R (formerly PAS 3-R), which reaches North America, Western Europe, Latin America and the Caribbean; and Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada. The Intelsat 9 (formerly PAS-9) satellite is currently functioning and its period of operation is expected to last 15 years (life expectancy through 2019). With Intelsat, we are evaluating alternatives to replace Intelsat 9. Intelsat 9 provides coverage of Central America, Mexico, the Southern United States and the Caribbean. Intelsat will launch a back-up satellite for our DTH joint venture operations in the fourth quarter of 2009, and we estimate that it will start operations in the first quarter of 2010. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 11 to our year-end financial statements.
On September 20, 1996, PanAmSat, our primary satellite service provider, agreed to provide U.S. transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 MHz C-band transponders on Galaxy 16 (formerly, Galaxy IVR), which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 MHz Ku-band transponders on PAS-3R described above. For each of the 36 MHz C-band transponders we pay an annual fee of approximately U.S.$3.7 million.
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
On June 19, 2006, the FCC announced that it has approved the merger of Intelsat, Ltd., or Intelsat, with PanAmSat Holding Corporation, or PanAmSat. Intelsat and PanAmSat announced the conclusion of their merger transaction on July 3, 2006. Previously, on August 29, 2005, Intelsat and PanAmSat announced the merger of both companies by means of an acquisition of PanAmSat by Intelsat, creating a world-class communications solution provider. As of today, the merger has not had a material effect on our relationship with PanAmSat, although we cannot predict our future relationship with the new company.
On August 14, 2006, Televisa’s main network broadcast operation was successfully relocated from satellite Galaxy IVR to Galaxy 16. Televisa’s broadcast was formerly conducted through Galaxy IVR, which experienced an irreparable damage that shortened its expected operational life.
On February 1, 2007, Intelsat renamed some of their satellite fleet recently acquired with the merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Innova and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will be manufactured by Orbital Sciences Corporation and is expected to launch in the fourth quarter of 2009.
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
Preparation of Financial Statements
Our year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 23 to our year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2007. Note 23 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 23 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
As required by Mexican FRS, our financial statements were adjusted through December 31, 2007, to reflect changes in purchasing power of the Peso due to inflation. These changes were based on the NCPI. Beginning on January 1, 2008, and under certain circumstances, we are no longer required by Mexican FRS to recognize the effects of inflation in our books and records, except those recognized through December 31, 2007.
Results of Operations
The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2005	2006	2007
Operating Segment Net Sales
Television Broadcasting	55.4%	53.8%	49.7%
Pay Television Networks	3.3	3.4	4.3
Programming Exports	5.6	5.4	5.3
Publishing	7.5	7.4	7.8
Publishing Distribution	1.2	1.1	1.1
Sky	17.9	19.1	19.7
Cable and Telecom	4.2	5.1	6.1
Other Businesses	4.9	4.7	6.0

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(3.1)	(2.8)	(2.6)

Total Consolidated Net Sales	96.9%	97.2%	97.4%

Total Net Sales
Cost of Sales(2)	45.4%	42.7%	43.6%
Selling Expenses(2)	8.2	7.9	7.9
Administrative Expenses(2)	5.7	6.1	5.9
Depreciation and Amortization	7.4	7.1	7.8

Consolidated Operating Income	33.3	36.2	34.8

Total	100.0%	100.0%	100.0%

(1)
Certain segment data set forth in these tables may vary from certain data set forth in our year-end consolidated financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our year-end financial statements.

(2)	Excluding depreciation and amortization.

Summary of Business Segment Results
The following table sets forth the net sales and operating segment income (loss) of each of our business segments and intersegment sales and corporate expenses for the years ended December 31, 2005, 2006 and 2007. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the Mexican Institute of Public Accountants, or MIPA, which contains provisions that are similar to the standards previously applied by us under International Accounting Standard No. 14, “Segment Reporting”. These standards require us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with these standards, we currently classify our operations into eight business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Publishing Distribution, Sky, Cable and Telecom, and Other Businesses. In 2007 we changed the names of two of our segments — “Sky Mexico” to “Sky”, because we began operations in Central America, and “Cable Television” to “Cable and Telecom” due to the consolidation of Bestel, a telecommunication company, into this segment. The Company’s Radio business was presented as a separate reportable segment in 2005 and 2006. Beginning in 2007 “Radio” was classified into the “Other Businesses” segment since its operations are no longer significant to the Company’s consolidated financial statements taken as a whole. In 2004, we changed the names of two of our segments — “Programming for Pay Television” to “Pay Television Networks” and “Programming Licensing” to “Programming Exports” — in order to make the descriptions more accurate. See “— Recently Issued Mexican Financial Reporting Standards” and Note 1(t) to our year-end financial statements. Our results for 2005, 2006 and 2007, include Sky as a segment. Effective April 1, 2004, we adopted the guidelines of FIN 46(R) in accordance with Mexican FRS NIF A-8, “Supplementary Financial Reporting Standards”. Before adopting FIN 46(R), we accounted for our investment in Sky by applying the equity method and recognized equity in results in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky. See Note 1(g) to our year-end financial statements.

	Year Ended December 31,(1)
	2005		2006		2007
	(Millions of Pesos in purchasing power as of December 31, 2007)
Operating Segment Net Sales
Television Broadcasting	Ps.	20,049.8	Ps.	21,760.4	Ps.	21,213.2
Pay Television Networks		1,199.7		1,379.0		1,852.0
Programming Exports		2,025.3		2,190.3		2,262.1
Publishing		2,705.1		2,993.9		3,311.9
Publishing Distribution		434.2		449.8		479.2
Sky		6,463.3		7,732.9		8,402.2
Cable and Telecom		1,517.1		2,059.4		2,611.6
Other Businesses		1,801.9		1,922.3		2,560.4

Total Segment Net Sales		36,196.4		40,488.0		42,692.6
Intersegment Operations		(1,128.4)		(1,130.3)		(1,131.1)

Total Consolidated Net Sales	Ps.	35,068.0	Ps.	39,357.7	Ps.	41,561.5

Operating Segment Income (Loss)
Television Broadcasting	Ps.	9,557.6	Ps.	10,996.3	Ps.	10,518.1
Pay Television Networks		559.4		707.9		1,150.2
Programming Exports		721.9		902.0		1,032.0
Publishing		518.4		576.7		624.4
Publishing Distribution		7.1		18.7		28.5
Sky		2,717.2		3,689.1		4,037.9
Cable and Telecom		528.6		847.5		947.2
Other Businesses		(138.4)		(224.9)		(266.0)

Total Operating Segment Income(2)		14,471.8		17,513.3		18,072.3
Corporate Expenses(2)		(197.0)		(467.8)		(368.3)
Depreciation and Amortization		(2,611.6)		(2,779.8)		(3,223.1)

Total Consolidated Operating Income(3)	Ps.	11,663.2	Ps.	14,265.7	Ps.	14,480.9

(1)
Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our year-end financial statements.

(2)
The operating segment income (loss), and total operating segment income data set forth in this annual report do not reflect corporate expenses or depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(3)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 22 to our year-end financial statements.

Seasonality
Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2005, 2006 and 2007, we recognized 29.7%, 28.3% and 29.9%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.
Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006
Total Segment Results
Net Sales
Our net sales increased by Ps.2,203.8 million, or 5.6%, to Ps.41,561.5 million for the year ended December 31, 2007 from Ps.39,357.7 million for the year ended December 31, 2006. This increase reflects a revenue growth in our Sky, Cable and Telecom, Pay Television Networks, Publishing, Programming Exports, Publishing Distribution and Other Businesses segments, partially offset by a decrease in our Television Broadcasting segment in our 2007 results due to the inclusion of the political campaigns and Soccer World Cup advertising in our 2006 results.
Cost of Sales
Cost of sales increased by Ps.1,336.8 million, or 8.0%, to Ps.18,128.0 million for the year ended December 31, 2007 from Ps.16,791.2 million for the year ended December 31, 2006. This increase was due to higher costs in our Cable and Telecom, Sky, Publishing, Publishing Distribution, Pay Television Networks and Other Businesses segments. These increases were partially offset by lower cost of sales in our Television Broadcasting and Programming Exports segments.
Selling Expenses
Selling expenses increased by Ps.147.3 million, or 4.7%, to Ps.3,277.5 million for the year ended December 31, 2007 from Ps.3,130.2 million for the year ended December 31, 2006. This increase was attributable to higher selling expenses in our Publishing, Cable and Telecom, Pay Television Networks and Other Businesses segments, as a result of increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Programming Exports, Sky, Publishing Distribution and Television Broadcasting segments.
Administrative Expenses
Administrative expenses increased by Ps.61.2 million, or 2.6%, to Ps.2,452.0 million for the year ended December 31, 2007, from Ps.2,390.8 million for the year ended December 31, 2006. This increase reflects the administrative expense growth in our Cable and Telecom, Publishing, Sky, Television Broadcasting, Pay Television Networks, Publishing Distribution and Other Businesses segments. These increases were partially offset by lower administrative expenses in our Programming Exports segment as well as a decrease in corporate expenses due to a reduction in share-based compensation expense, which amounted to Ps.140.5 million in 2007, compared with Ps.243.9 million in 2006.

Television Broadcasting
Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.5% in 2006 and 13.3% in 2007. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.
Television Broadcasting net sales, representing 53.8% and 49.7% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, decreased by Ps.547.2 million, or 2.5%, to Ps.21,213.2 million for the year ended December 31, 2007 from Ps.21,760.4 million for the year ended December 31, 2006. This decrease was attributable to the broadcast in 2006 of the FIFA World Cup, political advertising related to the presidential election in Mexico and an unexpected slowdown in consumer spending in Mexico, which led to a decline in advertising revenues during 2007.
Television Broadcasting operating segment income decreased by Ps.478.2 million, or 4.3%, to Ps.10,518.1 million for the year ended December 31, 2007 from Ps.10,996.3 million for the year ended December 31, 2006. This decrease was due to a decrease in net sales, partially offset by a decrease in cost of sales due to the transmission rights of the FIFA World Cup in 2006 and a decrease in operating expenses driven by lower provision for doubtful trade accounts.
Advertising Rates and Sales
We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged the lowest rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell advertising to our customers on a cost per rating point basis.
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
During 2006 and 2007, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,493 hours of advertising time in 2006 and 1,416 hours in 2007. During sign-on to sign-off hours, we sold 3,216 hours of advertising time in 2006 and 3,050 hours in 2007. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our television products.
As of December 31, 2006 and December 31, 2007, we had received Ps.15,946.0 million (nominal) and Ps.16,085.0 million (nominal), respectively, of advertising deposits for television advertising time during 2007 and 2008, representing approximately U.S.$1,476.1 million and U.S.$1,472.7 million at the applicable year-end exchange rates. Approximately 61.9% and 67.9% of these deposits as of December 31, 2006 and 2007, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2006 and 2007 was 3.6 months.
Pay Television Networks
Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay television providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite joint venture in which we have an interest. Pay television networks net sales also include the revenues from TuTv, our pay-TV joint venture in the United States with Univision, in this segment. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising independently from our other media-related segments on a scatter basis.
Pay Television Networks net sales, representing 3.4% and 4.3% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.473.0 million, or 34.3%, to Ps.1,852.0 million for the year ended December 31, 2007 from Ps.1,379.0 million for the year ended December 31, 2006. This increase reflects higher revenues from signals sold in Mexico and Latin America, higher sales of TuTv, and an increase in advertising sales in Mexico.

Pay Television Networks operating segment income increased by Ps.442.3 million, or 62.5%, to Ps.1,150.2 million for the year ended December 31, 2007, from Ps.707.9 million for the year ended December 31, 2006, primarily due to higher sales. This increase was partially offset by an increase in cost of sales, mainly in costs of programs produced by us and an increase in operating expenses due to higher promotional and advertising expenses.
Programming Exports
Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2006 and 2007, 67.0% and 68.1%, respectively, of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2006 and 2007, we received U.S.$126.9 million and U.S.$138.0 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network. In 2003, Univision became bound to pay an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments and credits, establishing a minimum annual royalty of U.S.$5.0 million in respect of TeleFutura for 2003, increasing by U.S.$2.5 million for each subsequent year up to U.S.$12.5 million. See “Information on the Company — Business Overview — Univision”. We also license programming to broadcasters in Latin America, the Middle East, Russia and other countries.
Programming Exports net sales, representing 5.4% and 5.3% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.71.8 million, or 3.3%, to Ps.2,262.1 million for the year ended December 31, 2007, from Ps.2,190.3 million for the year ended December 31, 2006. This increase was primarily due to higher royalties paid to us under the PLA entered into with Univision in the amount of U.S.$138.0 million for the year ended December 31, 2007 as compared to U.S.$126.9 million for the year ended December 31, 2006, as well as an increase in export sales to Europe, Asia and Africa. These increases were partially offset by lower export sales to Latin America and a negative translation effect on foreign-currency denominated sales.
Programming Exports operating segment income increased by Ps.130.0 million, or 14.4%, to Ps.1,032.0 million for the year ended December 31, 2007 from Ps.902.0 million for the year ended December 31, 2006. This increase was primarily due to the increase in net sales, as well as a decrease in cost of sales due to lower programming costs and operating expenses, primarily due to a decrease in the provision for doubtful trade accounts and market research.
Publishing
Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
Publishing net sales, representing 7.4% and 7.8% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.318.0 million, or 10.6%, to Ps.3,311.9 million for the year ended December 31, 2007 from Ps.2,993.9 million for the year ended December 31, 2006. This increase was driven by a greater number of advertising pages sold as well as higher revenues from magazine circulation in Mexico and abroad, including incremental revenues generated by the acquisition in the second half of 2007 of Editorial Atlántida, a publishing company in Argentina. This increase was partially offset by a negative translation effect on foreign-currency denominated sales.
Publishing operating segment income increased by Ps.47.7 million, or 8.3%, to Ps.624.4 million for the year ended December 31, 2007, from Ps.576.7 million for the year ended December 31, 2006. This increase reflects higher sales that were partially offset by higher cost of sales and operating expenses, due to the acquisition of Editorial Atlántida, as well as an increase in costs of supplies and personnel, promotional and advertising expenses.
Publishing Distribution
Publishing Distribution net sales are primarily derived from the distribution of magazines published by us, our joint ventures or independent publishers and pursuant to licenses and other arrangements with third parties.

Of the total volume of magazines we distributed, approximately, 75.0% in 2006 and 70.7% in 2007 were published by our Publishing segment.
Publishing Distribution net sales, representing 1.1% of our total segment net sales for the years ended December 31, 2006 and 2007, increased by Ps.29.4 million, or 6.5%, to Ps.479.2 million for the year ended December 31, 2007, from Ps.449.8 million for the year ended December 31, 2006. The increase was attributable to higher distribution in Mexico and abroad of magazines published by the Company, as well as an increase of distribution sales of magazines published by third parties and sold abroad. These increases were partially offset by the negative translation effect on foreign-currency denominated sales.
Publishing Distribution operating segment income increased by Ps.9.8 million, or 52.4%, to Ps.28.5 million for the year ended December 31, 2007 from Ps.18.7 million for the year ended December 31, 2006. These results reflect higher sales and lower operating expenses, driven by lower provision for doubtful trade accounts that were partially offset by an increase in cost of sales, primarily due to higher charges related to the distribution of magazines.
Sky
Sky net sales are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Sky net sales representing 19.1% and 19.7% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.669.3 million or 8.7% to Ps.8,402.2 million for the year ended December 31, 2007, from Ps.7,732.9 million for the year ended December 31, 2006. This increase was primarily due to a 10.8% increase in its subscriber base, which as of December 31, 2007 reached 1,585,100 gross active subscribers (including 103,100 commercial subscribers) compared to 1,430,100 gross active subscribers as of December 31, 2006 of which 91,100 were commercial subscribers, as well as the launch of operations in Central America in 2007. This increase was partially offset by lower advertising revenues primarily due to the absence of Soccer World Cup advertising in 2006.
Sky operating segment income increased by Ps.348.8 million or 9.5% to Ps.4,037.9 million for the year ended December 31, 2007, from Ps.3,689.1 million for the year ended December 31, 2006. This increase was due to the increase in net sales and lower promotional expenses, partially offset by higher programming costs associated with the increase of our subscriber base.
Cable and Telecom
Cable and Telecom net sales are derived from Cable Television services and advertising sales. Net sales for Cable Television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription (beginning in the third quarter of 2007). The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales for Cable Television advertising consist of revenues from the sale of advertising on Cablevisión. From July 2005 to October 2007, Maximedios Alternativos, S.A. de C.V. was Cablevisión’s sales agent for advertising time. See “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders”. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.
Cable and Telecom net sales, representing 5.1% and 6.1% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.552.2 million, or 26.8%, to Ps.2,611.6 million for the year ended December 31, 2007 from Ps.2,059.4 million for the year ended December 31, 2006. This increase was primarily due to (i) a 10.8% increase in the number of video subscribers, which, as of December 31, 2007, reached 539,662 subscribers, compared with 486,825 subscribers reported as of December 31, 2006; (ii) the acquisition of the majority of the assets of Bestel, a telecommunication company, in December 2007; (iii) a 52% increase in broadband subscribers to 145,973 as of December 31, 2007 compared with 96,035 reported as of December 31, 2006; (iv) the addition of 9,015 telephony subscribers during the year; (v) a 3% average rate increase effective March 1, 2007; and (vi) higher advertising sales.
Cable and Telecom operating segment income increased by Ps.99.7 million, or 11.8%, to Ps.947.2 million for the year ended December 31, 2007, from Ps.847.5 million for the year ended December 31, 2006. These results reflect higher sales that were partially offset by an increase in cost of sales, primarily due to higher signal and personnel costs, and costs associated with the acquisition of the majority of the assets of Bestel as well as promotional and advertising expenses.

Other Businesses
Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com, and revenues related to our PSMS messaging service, gaming (beginning in the second quarter of 2006), and radio.
Other Businesses net sales, representing 4.7% and 6.0% of our total segment net sales for the years ended December 31, 2006 and 2007, respectively, increased by Ps.638.1 million, or 33.2%, to Ps.2,560.4 million for the year ended December 31, 2007, from Ps.1,922.3 million for the year ended December 31, 2006. This increase was primarily due to higher sales related to our gaming, feature-film distribution, and internet businesses. This increase was partially offset by lower sales in our radio and sport events production businesses in 2007, primarily due to political campaigns and the Soccer World Cup in 2006.
Other Businesses operating segment loss increased by Ps.41.1 million, or 18.3%, to Ps.266.0 million for the year ended December 31, 2007, from Ps.224.9 million for the year ended December 31, 2006. This increase reflects higher cost of sales and operating expenses related to our gaming and internet businesses, partially offset by higher total segment sales and lower costs in our radio and sport events production.
Depreciation and Amortization
Depreciation and amortization expense increased by Ps.443.3 million, or 15.9%, to Ps.3,223.1 million for the year ended December 31, 2007, from Ps.2,779.8 million for the year ended December 31, 2006. This change was due to higher depreciation expense for decoders in connection with the increase in the subscriber bases in our Sky and Cable and Telecom segments, installation of new digital decoder equipment, the depreciation expense derived of our telecommunication company, as well as an increase in depreciation expenses in our Other Businesses segment related to our gaming business.
Non-operating Results
Other Expense, Net
Other expense, net, increased by Ps.65.3 million, or 7.4%, to Ps.953.4 million for the year ended December 31, 2007, compared with Ps.888.1 million for the year ended December 31, 2006. This increase reflected primarily a loss on disposition of shares in connection with the sale of our interest in Univision during the first quarter of 2007, as well as an impairment adjustment to reduce the carrying value of goodwill in our Television Broadcasting segment, donations, and professional services in connection with certain litigation and other matters. See “Additional Information — Legal Proceedings”. These unfavorable variances were partially offset by income derived from the cancellation of an option to acquire an equity stake in the parent company of the controlling partners of La Sexta, and the absence of non-recurring expenses incurred in connection with the tender offer made by Sky in 2006 for most of its Senior Notes due 2013.
The impairment adjustment to goodwill in our Television Broadcasting segment relates to the operations of a U.S. television station, which was adversely affected in 2007 by a decrease in operational margins.
Integral Cost of Financing
Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
•	interest expense, including the restatement of our UDI denominated notes in 2006;
•	interest income;
•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies (including gains or losses from derivative instruments); and
•	gain or loss attributable to holding monetary assets and liabilities exposed to inflation.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
The expenses attributable to the integral cost of financing decreased by Ps.730.8 million, or 64%, to Ps.410.2 million for the year ended December 31,2007 from Ps.1,141 million for the year ended December 31, 2006. This decrease reflected primarily a Ps.709.3 million increase in interest income primarily in connection with a higher average amount of temporary, held to-maturity and available-for-sale investments; and a favorable impact of Ps.413.6 million in net foreign exchange results, driven primarily by a higher average amount of our net foreign-currency asset position. These favorable variances were partially offset by a Ps.166.6 million increase in interest expense, due mainly to a higher average amount of our outstanding debt; and a Ps.225.5 million increase in loss from monetary position, resulting from a higher net monetary asset position.
Equity in Losses of Affiliates, Net
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
Equity in losses of affiliates, net, increased by Ps.124.5 million, or 19.9%, to Ps.749.3 million for the year ended December 31, 2007, compared with Ps.624.8 million for the year ended December 31, 2006. This increase reflected primarily the absence of equity in earnings of Univision, which we recognized through June 2006, a reduction of equity in earnings of OCEN, a live-entertainment venture in Mexico, and EMI Televisa Music, a music joint venture in the United States. These unfavorable variances were partially offset by a reduction in equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, which began operations in March 2006.
Income Taxes
Income taxes increased by Ps.1,257.1 million, or 60.1%, to Ps.3,349.6 million for the year ended December 31, 2007, from Ps.2,092.5 million for the year ended December 31, 2006. This increase reflected primarily a higher effective income tax rate.
We are authorized by the Mexican tax authorities to compute our income tax and asset tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
We and our Mexican subsidiaries were also subject to an asset tax, at a tax rate of 1.25% through December 31, 2007, on the adjusted gross value of some of our assets. The asset tax was computed on a fully consolidated basis. The Mexican corporate income tax rate in 2005, 2006 and 2007 was 30%, 29% and 28%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in the subsequent years will be 28%. On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexican asset tax and is applied along with Mexican regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the flat tax. The flat tax is calculated on a cash flow basis. As of December 31, 2007, this tax law change did not have an effect on the Company’s deferred tax position, and the Company does not expect to have a significant financial impact as a consequence of this new flat tax in the near future.
Minority Interest Net Income
Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky (since April 2004), Cable and Telecom, and Radio businesses.
Minority interest net income increased by Ps.325.5 million, or 53.3%, to Ps.935.9 million in 2007, from Ps.610.4 million in 2006. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by minority stockholders in our Cable and Telecom segment.

Majority Interest Net Income
We generated majority interest net income in the amount of Ps.8,082.5 million in 2007, a decrease of 9.3% as compared to net income of Ps.8,908.9 million in 2006. The net decrease of Ps.826.4 million reflected:
•	a Ps.65.3 million increase in other expense, net;
•	a Ps.124.5 million increase in equity in earnings of affiliates, net;
•	a Ps.1,257.1 million increase in income taxes; and
•	a Ps.325.5 million increase in minority interest net income.
These changes were partially offset by:
•	a Ps.215.2 million increase in operating income; and
•	a Ps.730.8 million decrease in integral cost of financing, net.
Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005
Total Segment Results
Net Sales
Our net sales increased by Ps.4,289.7 million, or 12.2%, to Ps.39,357.7 million for the year ended December 31, 2006 from Ps.35,068.0 million for the year ended December 31, 2005. This increase reflects a revenue growth in all of our business segments, partially offset by a decrease in our feature films distribution and internet businesses.
Cost of Sales
Cost of sales increased by Ps.863.8 million, or 5.4%, to Ps.16,791.2 million for the year ended December 31, 2006 from Ps.15,927.4 million for the year ended December 31, 2005. This increase was due to higher costs in the Television Broadcasting, Sky, Cable and Telecom, Publishing, Pay Television Networks, Publishing Distribution and Other Businesses segments. These increases were partially offset by lower cost of sales in our Programming Exports segment.
Selling Expenses
Selling expenses increased by Ps.252.5 million, or 8.8%, to Ps.3,130.2 million for the year ended December 31, 2006 from Ps.2,877.7 million for the year ended December 31, 2005. This increase was attributable to higher selling expenses in our Publishing, Television Broadcasting, Sky, Programming Exports, Cable and Telecom, Pay Television Networks and Other Businesses segments, as a result of increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Publishing Distribution segment.
Administrative Expenses
Administrative expenses increased by Ps.402.7 million, or 20.3%, to Ps.2,390.8 million for the year ended December 31, 2006, from Ps.1,988.1 million for the year ended December 31, 2005. This increase reflects the administrative expense growth in our Sky, Cable and Telecom, Television Broadcasting, Publishing, Publishing Distribution and Other Businesses segments, as well as the increase in corporate expenses due to the adoption of the guidelines of the International Financial Reporting Standard 2, “Share-based Payment”, at the end of 2005, for which we recognized in 2006 a share-based compensation expense of Ps.243.9 million. These increases were partially offset by lower administrative expenses in our Pay Television Networks and Programming Exports segments.

Television Broadcasting
Television Broadcasting net sales increased by Ps.1,710.6 million, or 8.5%, to Ps.21,760.4 million for the year ended December 31, 2006 from Ps.20,049.8 million for the year ended December 31, 2005. This increase was attributable to the broadcast of the 2006 FIFA World Cup, political advertising related to the presidential election in Mexico and higher ratings in our telenovelas.
Television Broadcasting operating segment income increased by Ps.1,438.7 million, or 15.1%, to Ps.10,996.3 million for the year ended December 31, 2006 from Ps.9,557.6 million for the year ended December 31, 2005. This increase was due to the increase in net sales, partially offset by an increase in cost of sales due to the transmission rights of the 2006 FIFA World Cup and an increase in operating expenses driven by higher commissions paid and provision for doubtful trade accounts.
Pay Television Networks
Pay Television Networks net sales increased by Ps.179.3 million, or 14.9%, to Ps.1,379.0 million for the year ended December 31, 2006 from Ps.1,199.7 million for the year ended December 31, 2005. This increase reflects higher revenues from signals sold in Mexico and Latin America, higher sales of TuTv, and an increase in advertising sales in Mexico.
Pay Television Networks operating segment income increased by Ps.148.5 million, or 26.6%, to Ps.707.9 million for the year ended December 31, 2006, from Ps.559.4 million for the year ended December 31, 2005, primarily due to higher sales and a decrease in operating expenses, partially offset by an increase in cost of sales mainly by costs of programs produced by us and higher costs from transmission rights of programs produced by third parties.
Programming Exports
Programming Exports net sales increased by Ps.165.0 million, or 8.1%, to Ps.2,190.3 million for the year ended December 31, 2006, from Ps.2,025.3 million for the year ended December 31, 2005. This increase was primarily due to higher royalties paid to us under the PLA entered into with Univision in the amount of U.S.$126.9 million, for the year ended December 31, 2006, as compared to U.S.$109.8 million, for the year ended December 31, 2005, as well as an increase in export sales to Latin America and Europe. These increases were partially offset by lower export sales to Asia and Africa and a negative translation effect on foreign-currency denominated sales.
Programming Exports operating segment income increased by Ps.180.1 million, or 24.9%, to Ps.902.0 million for the year ended December 31, 2006 from Ps.721.9 million for the year ended December 31, 2005. This increase was primarily due to the increase in net sales, as well as a decrease in cost of sales primarily due to lower programming costs. This increase was partially offset by an increase in operating expenses primarily due to higher market research and advertising expenses.
Publishing
Publishing net sales increased by Ps.288.8 million, or 10.7%, to Ps.2,993.9 million for the year ended December 31, 2006 from Ps.2,705.1 million for the year ended December 31, 2005. This increase reflects sales of Editora Cinco (which we began to consolidate beginning January 2006) in the amount of Ps.134.2 million, and higher revenues from magazine circulation and advertising pages sold both in Mexico and abroad, partially offset by a negative translation effect on foreign-currency denominated sales.
Publishing operating segment income increased by Ps.58.3 million, or 11.3%, to Ps.576.7 million for the year ended December 31, 2006, from Ps.518.4 million for the year ended December 31, 2005. This increase primarily reflects the increase in net sales and was partially offset by increases in cost of sales and operating expenses due to the consolidation of Editora Cinco, as well as increases in costs of supplies, promotional and advertising expenses as well as higher personnel and distribution services costs resulting from an increase in subscriptions to our magazines.
Publishing Distribution
Publishing Distribution net sales increased by Ps.15.6 million, or 3.6%, to Ps.449.8 million for the year ended December 31, 2006, from Ps.434.2 million for the year ended December 31, 2005. This increase was primarily attributable to higher distribution sales abroad of magazines published by us and by third parties, and was partially offset by lower circulation in Mexico of magazines published by third parties and the negative translation effect of foreign-currency denominated sales.

Publishing Distribution operating segment income increased by Ps.11.6 million, or 163.4%, to Ps.18.7 million for the year ended December 31, 2006 from Ps.7.1 million for the year ended December 31, 2005. This increase was attributable to the increase in net sales as well as a decrease in operating expenses, driven by lower provision for doubtful trade accounts; partially offset by higher cost of sales primarily due to higher charges related to the distribution of magazines.
Sky
Sky net sales, increased by Ps.1,269.6 million or 19.6% to Ps.7,732.9 million for the year ended December 31, 2006, from Ps.6,463.3 million for the year ended December 31, 2005. This increase was primarily due to a 14.4% increase in its subscriber base, which as of December 31, 2006 reached 1,430,100 gross active subscribers (including 91,100 commercial subscribers) compared to 1,250,600 gross active subscribers as of December 31, 2005 (of which 70,100 were commercial subscribers) and higher advertising revenues.
Sky operating segment income increased by Ps.971.9 million or 35.8% to Ps.3,689.1 million for the year ended December 31, 2006, from Ps.2,717.2 million for the year ended December 31, 2005. This increase was due to the increase in net sales, partially offset by higher programming and activation costs, associated with our larger subscriber base as well as an increase in operating expenses due to higher promotion and personnel expenses.
Cable and Telecom
Cable and Telecom net sales increased by Ps.542.3 million, or 35.7%, to Ps.2,059.4 million for the year ended December 31, 2006 from Ps.1,517.1 million for the year ended December 31, 2005. This increase was primarily due to a 17.5% increase in the number of video subscribers, which, as of December 31, 2006, reached 486,825 subscribers compared with 414,450 subscribers reported as of December 31, 2005. We also had a 57.5% increase in our broadband subscriber base to 96,035 at December 31, 2006, compared with 60,986 at December 31, 2005, and a 6% rate increase in Cablevisión video service packages effective March 1, 2006.
Cable and Telecom operating segment income increased by Ps.318.9 million, or 60.3%, to Ps.847.5 million for the year ended December 31, 2006, from Ps.528.6 million for the year ended December 31, 2005. This increase primarily reflects the increase in net sales, partially offset by an increase in cost of sales due to higher signal costs associated with the subscriber base growth, and an increase in operating expenses primarily in personnel costs as well as maintenance and advertising expenses.
Other Businesses
Other Businesses net sales increased by Ps.120.4 million, or 6.7%, to Ps.1,922.3 million for the year ended December 31, 2006, from Ps.1,801.9 million for the year ended December 31, 2005. This increase was primarily due to higher sales related to our radio, due to the broadcast of the 2006 FIFA World Cup and political advertising, sport events productions and our gaming business. This increase was partially offset by lower sales in our feature films distribution business as well as in our internet business due to lower sales related to our SMS messaging service.
Other Businesses operating segment loss increased by Ps.86.5 million, or 62.5%, to Ps.224.9 million for the year ended December 31, 2006, from Ps.138.4 million for the year ended December 31, 2005. This increase reflects an increase in cost of sales and operating expenses related to our gaming business, partially offset by the increase in net sales in our radio business and lower cost of sales in our feature films distribution and internet businesses.
Depreciation and Amortization
Depreciation and amortization expense increased by Ps.168.2 million, or 6.4%, to Ps.2,779.8 million for the year ended December 31, 2006, from Ps.2,611.6 million for the year ended December 31, 2005. This change was due to higher depreciation expense for decoders in connection with the increase in the subscriber bases in our Sky and Cable and Telecom segments, installation of new digital decoder equipment, as well as an increase in depreciation expenses in our Other Businesses segment related to our new gaming business.

Non-Operating Results
Other Expense, Net
Other expense, net, increased by Ps.117.2 million, or 15.2%, to Ps.888.1 million for the year ended December 31, 2006, compared with Ps.770.9 million for the year ended December 31, 2005. This increase reflected primarily the recognition of certain non-recurring expenses incurred in connection with the tender offer made by Sky in the second quarter of 2006 for most of its Senior Notes due 2013 and an increase in advisory and professional services. This increase was partially offset by the absence of loss on disposition of both investments and fixed assets in 2006. In 2006, other expense, net, primarily included expenses of debt placement, donations and advisory and professional services.
Integral Cost of Financing
The expense attributable to the integral cost of financing decreased by Ps.782.9 million, or 40.7%, to Ps.1,141.0 million for the year ended December 31, 2006 from Ps.1,923.9 million for the year ended December 31, 2005. This decrease reflected primarily a Ps.587.8 million decrease in net foreign-exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the cross-currency interest rate swap agreements, or coupon swaps, we entered into; 1.66% depreciation of the Mexican Peso against the U.S. Dollar in 2006 compared with a 4.69% appreciation of the Mexican Peso against the U.S. Dollar in 2005; a Ps.294.1 million decrease in interest expense, primarily due to both a lower average amount of outstanding debt and a reduction in the weighted-average interest rate; and a Ps.129.0 million increase in interest income primarily in connection with a higher average amount of temporary investments.
These favorable variances were partially offset by a Ps.228.0 million increase in loss from monetary position resulting primarily from a higher net monetary asset position, and a higher annual inflation rate in 2006 (4.05%) compared with 2005 (3.3%).
Equity in Results of Affiliates, Net
Equity in results of affiliates, net, decreased by Ps.797.7 million to an equity in losses of affiliates of Ps.624.8 million for the year ended December 31, 2006, compared with an equity in earnings of affiliates of Ps.172.9 million for the year ended December 31, 2005. This decrease reflected primarily an equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, which began operations in March 2006. In addition, beginning July 1, 2006, we reclassified our investment in Univision as a current available-for-sale financial asset. Therefore, this line item does not reflect any results from our investment in Univision since that date.
Income Taxes
Income taxes increased by Ps.1,281.4 million, to Ps.2,092.5 million for the year ended December 31, 2006, from Ps.811.1 million for the year ended December 31, 2005. This increase reflected both a higher income tax base and a higher effective income tax rate. We are authorized by the Mexican tax authorities to compute our income tax and asset tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries (through December 31, 2004, such percentage was 60%).
We and our Mexican subsidiaries were also subject to an asset tax, at a tax rate of 1.8% through December 31, 2006, on the adjusted book value of some of our assets. The asset tax is computed on a fully consolidated basis. As of January 1, 2007, the rate was lowered to 1.25% and the asset base to which the rate is applied increased. The rate has now been applied to gross assets versus an adjusted book value of assets.
Cumulative Loss of Accounting Change, Net
In 2005, the cumulative loss of accounting change of Ps.546.4 million, reflected (i) the cumulative loss effect of Ps.349.4 million, in connection with the initial accrual of share-based compensation expense for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-term Retention Plan, in accordance with the guidelines of IFRS 2, “Share-based Payment”, issued by the International Accounting Standards Board; and (ii) the cumulative loss effect of Ps.197.0 million, net of income taxes, in connection with the initial accrual of certain severance payments, in accordance with the guidelines of revised Bulletin D-3, “Labor Obligations”, issued by the MIPA.

Minority Interest Net Income
Minority interest in consolidated net income decreased by Ps.560.0 million, or 47.9%, to Ps.610.4 million for the year ended December 31, in 2006, from Ps.1,170.4 million from the year ended December 31, 2005. This decrease reflected primarily a lower portion of net income attributable to the interest held by minority equity owners in the Sky business.
Majority Interest Net Income
We generated majority interest net income in the amount of Ps.8,908.9 million in 2006, an increase of 34.7% as compared to net income of Ps.6,613.4 million in 2005. The net increase of Ps.2,295.5 million reflected:
•	a Ps.2,602.5 million increase in operating income;
•	a Ps.782.9 million decrease in integral cost of financing, net;
•	a Ps.546.4 million decrease in cumulative loss of accounting change; and
•	a Ps.560.0 million decrease in minority interest.
These changes were partially offset by:
•	a Ps.117.2 million increase in other expense, net;
•	a Ps.1,281.4 million increase in income taxes; and
•	a Ps.797.7 million decrease in equity in results of affiliates, net.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended
	December 31,
	2005	2006	2007
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	(4.7)%	1.7%	1.1%
Mexican inflation rate(2)	3.3	4.1	3.8
U.S. inflation rate	3.4	2.5	4.1
Increase in Mexican GDP(3)	3.1	4.9	3.2

(1)
Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.6265 per U.S. Dollar as of December 31, 2005; Ps.10.8025 per U.S. Dollar as of December 31, 2006; and Ps.10.9222 per U.S. Dollar as of December 31, 2007.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 116.3 in 2005; 121.0 in 2006; and 125.6 in 2007.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2007, as estimated by INEGI.

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

•
U.S. Dollar-denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our U.S. Dollar-denominated revenues and operating costs and expenses for 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007
	(Millions of U.S. Dollars)
Revenues	U.S.$385	U.S.$470	U.S.$570
Operating costs and expenses	393	529	615
On a consolidated basis, in 2005, 2006 and 2007, our U.S. Dollar-denominated costs and expenses exceeded, and they could continue to exceed in the future, our U.S. Dollar-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our U.S. Dollar-denominated costs and expenses.
•
Depreciation and Amortization Expense. Prior to January 1, 2008, we restated our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation, as well as the devaluation of the Peso as compared to the U.S. Dollar, increased the carrying value of these assets, which in turn increased the related depreciation expense.

•
Integral Cost of Financing. The devaluation of the Peso as compared to the U.S. Dollar generated foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchanges losses, derivatives used to hedge foreign exchange risk and increased interest expense increased our integral cost of financing.

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In connection with our net investment in shares of Univision, we designated as an effective hedge of foreign exchange exposure a portion of the U.S. Dollar principal amount with respect to our outstanding Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$971.9 million as of December 31, 2006 (see Notes 1(c), 2 and 9 to our year-end financial statements). As long as we maintained our net investment in shares of Univision, a hedge of the designated principal amounts of our debt was effective, and any foreign exchange gain or loss attributable to this hedging long-term debt was credited or charged directly to equity (accumulated other comprehensive result) for Mexican FRS purposes. On March 29, 2007, we sold our investment in shares of Univision, and the hedge of the designated principal amount of our Senior Notes was discontinued on that date. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our year-end financial statements.
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

U.S. GAAP Reconciliation
For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2007, see Note 23 to our year-end financial statements.
Recently Issued U.S. Accounting Standards
SFAS No. 157, “Fair Value Measurements,” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. FASB Staff Position 157-2 delays the effective date of SFAS No. 157, “Fair Value Measurements,” for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of SFAS No. 157 for the above types of items to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our financial position, results of operations and disclosures.
In February 2007, the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. We are currently evaluating the impact this statement will have on our financial position, results of operations and disclosures, should we elect to measure certain financial instruments at fair value.
In December 2007, the FASB published SFAS No. 141(R), which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, sets forth the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No 141(R) will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, and earlier adoption is prohibited. We will adopt this pronouncement on January 1, 2009.
In December 2007, the FASB published SFAS No. 160 on “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” This statement addresses the reporting of minority interests in the results of the parent and provides guidance for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements. SFAS No. 160 will be effective for fiscal years and interim periods after December 15, 2008, and earlier adoption is prohibited. The presentation and disclosure requirements of SFAS No. 160 must be applied retrospectively for all periods presented. We will adopt this pronouncement on January 1, 2009. We are currently evaluating the impact this statement will have on our financial position, results of operations and disclosures.

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of SFAS No. 161 is not expected to have a material impact on our results of operations and financial condition.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” Any effect of applying the provisions of this Statement shall be reported as a change in accounting principles in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” An entity shall follow the disclosure requirements of that Statement, and additionally, disclose the accounting principles that were used before and after the application of the provisions of this Statement and the reason why applying this Statement resulted in a change in accounting principles. The adoption of SFAS No. 162 is not expected to have a material impact on the results of operations and financial condition.
Recently Issued Mexican Financial Reporting Standards
Beginning in June 2004, the Mexican Board for Research and Development of Financial Reporting Standards, or Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, assumed the responsibility for setting Financial Reporting Standards in Mexico, or Mexican FRS. Before that date, the MIPA was responsible for issuing accounting principles generally accepted in Mexico. Mexican FRS are comprised of: (i) Financial Reporting Standards, or Normas de Información Financiera, or NIF, and NIF Interpretations, or Interpretaciones a las NIF, or INIF, issued by the CINIF; (ii) Bulletins of Generally Accepted Accounting Principles in Mexico, or Mexican GAAP, issued through May 2004 by the MIPA that have not been modified, replaced or superseded by new NIF; and (iii) International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, that are supplementary in Mexico when no general or specific guidance is provided by either NIF or applicable Bulletins of Mexican GAAP.
In August 2007, the CINIF issued three new standards that became effective as of January 1, 2008, as follows:
NIF B-10, Effects of Inflation, establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only and does not provide standards for valuation of any assets or liabilities. NIF B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26% in a cumulative three-year period. NIF B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by NIF B-10. Since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the Mexican companies in Televisa ceased recognizing the effects of inflation in financial statements beginning January 1, 2008. In addition, effective January 1, 2008, Televisa classified in retained earnings the outstanding balances of cumulative loss from holding non-monetary assets and accumulated monetary loss in the aggregate amount of approximately Ps.2,672.5 million, in accordance with the guidelines provided by NIF B-10.
NIF D-3, Benefits to Employees, replaces the previous Mexican GAAP Bulletin D-3, Labor Obligations, and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. NIF D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize any actual gain or loss in income, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). NIF D-3 eliminates the recognition of an additional liability determined on the actual computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. NIF D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actual gain or loss. Additionally, NIF D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees. The provisions of NIF D-3 are not expected to have a significant effect on our consolidated financial statements.

NIF D-4, Income Taxes, replaces the previous Mexican GAAP Bulletin D-4, Accounting for Income Tax, Asset Tax and Employees’ Profit Sharing, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. NIF D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore under the scope of NIF D-3. NIF D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, NIF D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. The provisions of NIF D-4 are not expected to have a significant effect on Televisa’s consolidated financial statements. In accordance with the guidelines provided by NIF D-4, effective January 1, 2008, Televisa classified in retained earnings the outstanding balance of cumulative loss effect of deferred income taxes in the amount of approximately Ps.3,224.4 million.
In November 2007, the CINIF issued two standards that became effective as of January 1, 2008, as follows:
NIF B-2, Statement of Cash Flows, requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. NIF B-2 also requires that a statement of cash flows report the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows. The effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by NIF B-2.
NIF B-15, Translation of Foreign Currencies, replaces the previous Mexican GAAP Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations, and introduces the concepts of accounting currency, functional currency and reporting currency. NIF B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. NIF B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by NIF B-15. The provisions of NIF B-15 are not expected to have a significant effect on our consolidated financial statements.
In December 2007, the CINIF issued the INIF 8, Effects of the Flat Rate Business Tax. This interpretation became effective in October 2007, and requires a company to evaluate the effects of the new Flat Rate Business Tax that became effective in Mexico beginning in January 2008, on its deferred income tax asset or liability position for the fourth quarter of 2007, based on projected results of operations for periods beginning in 2008. The provisions of INIF 8 did not have a significant effect on our consolidated financial statements.
Critical Accounting Policies
We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, and deferred income taxes. For a full description of these and other accounting policies, see Note 1 and Note 23 to our year-end financial statements.`
Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as the United States, Latin America (including Mexico), Asia and Europe. Under Mexican FRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then capitalize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our year-end financial statements.

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
Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as guarantees we have provided to these ventures, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, we periodically evaluate whether to continue to account for our various investments under the equity method.
Goodwill and Other Indefinite-lived Intangible Assets.  Under Mexican FRS, we ceased amortizing our goodwill and other indefinite-lived intangible assets, beginning January 1, 2004 and 2003, respectively. We assess our goodwill and other indefinite-lived intangible assets for impairment using fair value measurement techniques under Mexican FRS, which is similar to U.S. GAAP in this regard. However, Mexican FRS does not require a two-step impairment evaluation process for goodwill but rather, a direct comparison of fair value to carrying value.
The identification and measurement of impairment to goodwill and intangible assets with indefinite lives involves the estimation of fair values. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform valuation analyses with the assistance of third parties and consider relevant internal data, as well as other market information, which is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Inherent in these estimates and assumptions is a certain level of risk, which we believe we have considered in our valuations. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles in addition to the amounts recognized previously.

Long-lived Assets.  Under both Mexican FRS and U.S. GAAP, we present certain long-lived assets and capitalized costs other than goodwill and other indefinite-lived intangible assets in our consolidated balance sheet. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset is no longer recoverable from future discounted projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(j), 7 and 17 to our year-end financial statements. Unlike U.S. GAAP, Mexican FRS allows the reversal in subsequent periods of previously taken impairment charges.
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
We adopted Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) under the U.S. GAAP Financial Accounting Standards Board (“FASB”) issued in July 2006, which interprets FASB Statement of Financial Accounting Standards No. 109, effective as of January 1, 2007. FIN 48 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on our overall financial position or results of operations.
Liquidity, Foreign Exchange and Capital Resources
Liquidity.  We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2007, December 31, 2006, and December 31, 2005, we had received Ps.16,085.0 million (nominal), Ps.15,946.0 million (nominal) and Ps.14,232.7 million (nominal), respectively, of advertising deposits for television advertising during 2008, 2007 and 2006, respectively, representing U.S.$1.5 billion, U.S.$1.5 billion, and U.S.$1.3 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2007, represented a 0.9% (nominal) increase, or 3.2% decrease in real terms, as compared to year-end 2006, and deposits as of December 31, 2006 represented a 12% (nominal) increase, or 8.3% in real terms, as compared to year-end 2005. Approximately 67.9%, 61.9% and 57.5% of the advanced payment deposits as of each of December 31, 2007, December 31, 2006, and December 31, 2005, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2007 and December 31, 2006, was 3.6 months and at December 31, 2005, was 3.1 months.
We expect to fund our operating cash needs during 2008, other than cash needs in connection with any potential investments and acquisitions, through a combination of financing, cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2008 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2008 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
Net income adjusted for non-cash items.  Non-cash items represent primarily depreciation and amortization, deferred income taxes, stock-based compensation and equity in results of affiliates, exclusive of changes in working capital. The Peso amounts in this section are expressed in millions of Pesos in purchasing power as of December 31, 2007.
In 2007, we generated positive net income adjusted for non-cash items of Ps.13,839.5 million, as compared to a positive net income adjusted for non-cash items of Ps.14,617.8 million during 2006. This change was due primarily to a Ps.2,907.8 million increase in income and asset taxes. This decrease in our net income adjusted for non-cash items was partially offset by:
•	a Ps.555.1 million increase in operating income;
•	a Ps.729.2 million decrease in integral cost of financing, which was due primarily to an increase in interest income and in foreign exchange gain; and
•	a Ps.845.2 million decrease in other expense, net.

In 2006, we generated positive net income adjusted for non-cash items of Ps.14,617.8 million, as compared to a positive net income adjusted for non-cash items of Ps.10,208.6 million during 2005. This change was due primarily to the following:
•	a Ps.3,014.5 million increase in operating income;
•	a Ps.861.7 million decrease in income and asset taxes; and
•	a Ps.780.9 million decrease in integral cost of financing, which was due primarily to a decrease in foreign exchange loss and interest expense.
The increases in our net income adjusted for non-cash items were partially offset by a Ps.247.9 million increase in other expense, net.
In 2005, we generated positive net income adjusted for non-cash items of Ps.10,208.6 million, as compared to a positive net income adjusted for non-cash items of Ps.8,966.3 million during 2004. This change was due primarily to the following:
•	a Ps.2,412.6 million increase in operating income; and
•	a Ps.96.6 million decrease in other expense, net.
The increases in our net income adjusted for non-cash items were partially offset by:
•	a Ps.1,050.9 million increase in income and asset taxes; and
•	a Ps.216.0 million increase in integral cost of financing, which was due primarily to an increase in foreign exchange loss.
Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
During 2008, we expect to:
•
make aggregate expenditures for property, plant and equipment of approximately U.S.$360.0 million, which amount includes capital expenditures in the amount of approximately U.S.$85.0 million, U.S.$120.0 million and U.S.$50.0 million for the expansion and improvements of our Cable and Telecom, Sky and gaming segments, respectively;

•	make investments related to our 40% interest in La Sexta for an aggregate amount of €44.4 million (U.S.$64.8 million);
•	make an additional investment of U.S.$100.0 million in Alvafig to increase its interest in the capital stock of Cablemás; and
•	make additional capital contributions in Volaris, our 25% interest in a low-cost carrier airline in Mexico for up to U.S.$12.0 million.
During 2007, we:
•
made aggregate capital expenditures totaling U.S.$355.1 million, including U.S.$78.7 million for our Cable and Telecom segment, U.S.$122.3 million for Sky, U.S.$41.4 million for gaming, and U.S.$112.7 million in our Television Broadcasting and Other Business segments;

•	made investments related to our 40% interest in La Sexta for an aggregate amount of €65.9 million (U.S.$89.9 million);
•	acquired Editorial Atlántida, a leading publishing company in Argentina, for approximately U.S.$78.8 million; and
•
acquired in December 2007 shares of companies that hold the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico by our indirect majority-owned subsidiary, Cablestar for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million.

During 2006, we:
•
made aggregate capital expenditures totaling U.S.$298.5 million, including U.S.$75.9 million for our cable television segment, U.S.$91.2 million for Sky, U.S.$22.5 million for gaming, and U.S.$108.9 million in our Television Broadcasting and Other Business segments;

•
made investments related to our 40% interest in La Sexta for an aggregate amount of U.S.$132.4 million (€104.6 million), and capital contributions of U.S.$7.5 million in Volaris related to our 25% interest in this venture;

•
acquired a 50% interest in TVI, a cable television company in Mexico, in the amount of Ps.798.3 million, which was substantially paid in cash, and provided funding to TVI in the form of a loan in the nominal amount of Ps. 240.6 million; and

•
invested U.S.$258.0 million in long-term notes convertible, at our option, into 99.99% of the equity of Alvafig, which held, at such time, 49% of the equity of Cablemás, a large cable operator in Mexico, with a coupon rate of 8% in the first year and 10% in the four remaining years.

Refinancings.  In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement, see “— Indebtedness” below.
In October 2004, we entered into a seven and one-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. Net proceeds of this loan were used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due in August 2005.
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
In April 2006, Innova successfully completed a cash tender offer to purchase its U.S.$300.0 million 9.375% Senior Notes due 2013 tendering 96.25% of the notes. This tender offer was funded by entering into two bank loans due in 2016 denominated in Pesos for a notional amount of Ps.3,500.0 million at an average fixed interest rate for the first three years of 8.84%.
In May 2007, we issued Ps.4,500 million aggregate principal amount of 8.49% Senior Notes due 2037. We used the net proceeds from the issuance to replenish our cash position following the payment, with cash on hand, of Ps.992.9 million of our 8.15% UDI-denominated notes that matured in April 2007 and for the repurchase of our shares. We used the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of our shares, subject to market conditions and other factors. See Note 8 to our year-end financial statements.
In May 2008, we issued U.S.$500.0 million Senior Notes due 2018. We intend to use the net proceeds for general corporate purposes, including to repay outstanding indebtedness and repurchase our shares, among other uses, in each case, subject to market conditions and other factors.

Indebtedness.  As of December 31, 2007, our consolidated long-term portion of debt amounted to Ps.24,922.0 million, and our consolidated current portion of debt was Ps.488.6 million. As of December 31, 2006, our consolidated long-term portion of debt amounted to Ps.19,487.7 million, and our consolidated current portion of debt was Ps.1,023.5 million. As of December 31, 2005, our consolidated long-term portion of debt amounted to Ps.19,949.4 million, and our consolidated current portion of debt was Ps.367.6 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2007, on a historical, actual basis. Information in the following table is presented in millions of constant Pesos in purchasing power as of December 31, 2007:

	Debt Outstanding(1)
	December 31,
	2007	Interest		Maturity
Description of Debt	Actual	Rate(2)	Denomination	of Debt
Long-term debt
8% Senior Notes(2)(3)	785.8	8.0%	U.S. Dollars	2011
8.5% Senior Notes(2)	3,276.7	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)(3)	6,553.3	6.625%	U.S. Dollars	2025
8.49% Senior Notes(7)	4,500.0	8.490%	Pesos	2037
Innova’s 9.375% Senior Notes(4)(8)	122.9	9.375%	U.S. Dollars	2013
Banamex loan due 2009(8)	1,162.5	9.70%	Pesos	2009
Banamex loan due 2010 and 2012(8)	2,000.0	10.35%	Pesos	2010 and 2012
JPMorgan Chase Bank, N.A. loan(5)	2,457.4	5.330%	U.S. Dollars	2012
Santander Serfin loan(4)(8)	1,400.0	8.98%	Pesos	2016
Banamex loan due 2008(8)	480.0	8.925%	Pesos	2008
Banamex loan due 2016(4)(8)	2,100.0	8.74%	Pesos	2016
Other debt(6)	83.4	4.95%	Various	2008-2022

Total debt (including current maturities)	24,922.0	—	—	15.2 years	(9)
Less: current maturities	488.6	—	Various	December 2008

Total long-term debt	24,433.4

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.10.9222 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2007.

(2)
These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2025, 2032 and 2037, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.97%, 8.94% and 8.93% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively. The indenture governing these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the SEC.

(3)
In March and May 2005, the Company issued these Senior Notes in the aggregate amount of U.S.$400.0 million and U.S.$200.0 million, respectively, which were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The net proceeds of the U.S.$400.0 million issuance, together with cash on hand, were used to fund the Company’s tender offers made for any or all of the Senior Notes due 2011 and the UDI-denominated Notes due 2007, and prepay a portion of the outstanding principal amount of these securities in the amount of U.S.$222.0 million and Ps.3,045,427 (nominal Ps.2,935,097), respectively. The net proceeds of the U.S.$200.0 million issuance were used for corporate purposes, including the prepayment of some of the Company’s outstanding indebtedness.

(4)
These Senior Notes are unsecured and unsubordinated obligations of Sky. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.8580%, and is payable semi-annually. Sky may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. In March and April 2006, Sky entered into two 10-year loans with Mexican banks in the aggregate principal amount of Ps.3,500,000 to fund, together with cash on hand, a tender offer and consent solicitation made for any or all of the Senior Notes due 2013, and prepaid a principal amount of U.S.$288.7 million or 96.2% of these securities. The total aggregate amount paid by Sky in connection with this tender offer was U.S.$324.3 million, which included related consents and accrued and unpaid interest. The 10-year Sky indebtedness is guaranteed by the Company and includes a nominal Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years, and the Mexican interbank interest rate of “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(5)
In December 2007, Cablevisión entered into a 5-year term loan facility in the aggregate principal amount of U.S.$225.0 million in connection with the financing for the acquisition of Letseb and Bestel USA, Inc. This loan is intended to be syndicated during the life of the facility. Annual interest on this loan facility is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.375% to 0.625% depending on a leverage ratio. Under the terms of the loan facility, Cablevisión and subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(6)	Includes notes payable to banks, bearing annual interest rates in a range of 0.11 to 1.25 points above LIBOR. The maturities of these notes are between 2008 and 2022.

(7)
In May 2007, the Company issued these Senior Notes in the aggregate principal amount of Ps.4,500,000. The net proceeds from this issuance were used to replenish the Company’s cash position following the payment, with cash on hand, of Ps.992,900 of our outstanding 8.15% UDI-denominated Notes that matured in April 2007 and for the repurchase of the Company’s shares. The Company used the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of the Company’s shares, subject to market conditions and other factors. The Company may, at its own option, redeem these Senior Notes, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of the Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable Mexican Government Bonds.

(8)
Includes in 2006 and 2007, outstanding balances of long-term loans in the principal amount of Ps.480,000, Ps.1,162,460 and Ps.2,000,000, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities through 2012. Interest on these loans ranges from 8.925% to 10.350% per annum and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. The balance in 2006 and 2007 also includes the Sky long-term loans discussed in paragraph (3) above in the aggregate principal amount of Ps.3,500,000.

(9)	Actual weighted average maturity of long-term debt as of December 31, 2007.
Interest Expense.  Interest expense for 2007 was Ps.2,177.0 million, Ps.13.0 million of which was attributable to the restatement of our UDI-denominated notes due 2007.
The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Mexican Pesos):

	Year Ended December 31,(1)(2)
	2005		2006		2007
Interest payable in U.S. Dollars	U.S.$	118.0	U.S.$	95.6	U.S.$	87.2
Amounts currently payable under Mexican withholding taxes(3)		6.3		4.2		3.7

Total interest payable in U.S. Dollars	U.S.$	124.3	U.S.$	99.8	U.S.$	90.9

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,487.5	Ps.	1,156.4	Ps.	1,014.4
Interest payable in Pesos		782.7		812.7		1,149.6
Restatement of UDI-denominated Notes Due 2007		34.3		41.3		13.0

Total interest expense(4)	Ps.	2,304.5	Ps.	2,010.4	Ps.	2,177.0

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period and restated to Pesos in purchasing power as of December 31, 2007.

(2)	Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps.

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.

(4)	Total interest expense amounts in these periods exclude capitalized and hedged interest expense.

Guarantees.  We guarantee our proportionate share of our DTH joint ventures’ minimum commitments for use on PanAmSat (now Intelsat Corporation) IS-9 satellite’s transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of U.S.$92.8 million as of December 31, 2007, related to Innova. In October 2005, in a series of related transactions, we disposed of our 30% interest in Techco and were released of any obligation in connection with a guarantee granted by us in respect of certain of Techco’s indebtedness.
In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation on satellite 1S-9 (formerly PAS-9) guaranteed by us was adjusted from 51.0% to 52.8%. In April 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Major Stockholders and Related Party Transactions — Related Party Transactions”, “Information on the Company – Business Overview— DTH Joint Ventures” and Note 11 to our year-end financial statements.
Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations on the balance sheet as of December 31, 2007 (these amounts do not include interest):

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After
			January 1,		January 1,		January 1,		60 Months
			2008 to		2009 to		2011 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2008		2010		2012		2012
	(Thousands of U.S. Dollars)
8% Senior Notes due 2011	U.S.$	71,951	U.S.$	—	U.S.$	—	U.S.$	71,951	U.S.$	—
8.5% Senior Notes due 2032		300,000								300,000
6.625% Senior Notes due 2025		600,000								600,000
8.49% Senior Notes due 2037		412,005								412,005
Innova’s 9.375% Senior Notes due 2013		11,251								11,251
Banamex loan due 2008		43,947		43,947
Banamex loan due 2009		106,431				106,431
Banamex loan due 2010 and 2012		183,114				91,557		91,557
JPMorgan Chase Bank, N.A. loan due 2012		225,000						225,000
Banamex loan due 2016		192,269								192,269
Santander Serfin loan due 2016		128,179								128,179
Other debt		7,631		792		3,622		296		2,921

Long-term debt		2,281,778		44,739		201,610		388,804		1,646,625
Satellite transponder obligation		103,718		8,944		21,275		26,747		46,752
Transmission rights(1)		259,146		81,222		67,443		75,902		34,579

Total contractual obligations	U.S.$	2,644,642	U.S.$	134,905	U.S.$	290,328	U.S.$	491,453	U.S.$	1,727,956

(1)
This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet
The following table summarizes our contractual obligations off the balance sheet as of December 31, 2007:

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After 60
			January 1,		January 1,		January 1,		Months
			2008 to		2009 to		2011 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2008		2010		2012		2012
	(Thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S.$	50,075	U.S.$	14,665	U.S.$	16,944	U.S.$	9,480	U.S.$	8,986
Agreement with Intelsat Corporation(2)		138,600		—		138,600		—		—
Capital expenditures commitments(3)		15,900		15,900		—		—		—
Lease commitments(4)		61,609		15,954		25,516		9,087		11,052
Other(5)		64,773		64,773		—		—		—

Total contractual obligations	U.S.$	330,957	U.S.$	111,292	U.S.$	181,060	U.S.$	18,567	U.S.$	20,038

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)	Agreement of Sky and Sky Brasil with Intelsat Corporation to build and launch a new 24-transponder satellite in the fourth quarter of 2009. See Note 11 to our year-end financial statements.

(3)	Our commitments for capital expenditures include U.S.$7,640, which are related to improvements to leasehold facilities of our gaming operations.

(4)
Our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2046. See Note 11 to our year-end financial statements.

(5)	We have commitments of capital contributions in 2008 related to our 40% equity interest in La Sexta in the aggregate amount of €44.4 million (U.S.$64,773).

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

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A., former Member of the Board of Teléfonos de México, S.A.B. de C.V. and former Vice Chairman of the Board of Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa and former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	April 1998

María Asunción Aramburuzabala Larregui (05/02/63)	Chief Executive Officer of Tresalia Capital, S.A. de C.V.	Partner and Vice Chairwoman of the Board and Member of the Executive Committee of Grupo Modelo, S.A.B. de C.V. and Grupo Televisa, S.A.B. and Member of the Boards of Grupo Financiero Banamex, S.A. de C.V., Banco Nacional de México, S.A. and América Móvil, S.A.B. de C.V.	July 2000

Pedro Aspe Armella (07/07/50)	Co-Chairman of the Board of Evercore Partners	Member of the Boards of The McGraw-Hill Companies and Xignux, Chairman of the Board of Volaris and former Member of the Board of Vector Casa de Bolsa, S.A. de C.V.	April 2003

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Board, Member of the Executive Committee and Secretary to the Audit and Corporate Practices Committee of Grupo Televisa	Former Assistant Secretary of the Board and Legal Advisor to Televisa, S.A. de C.V.	December 1990

José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television and Member of the Executive Committee of Grupo Televisa	Former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alberto Bailleres González (08/22/31)	President of Grupo Bal, S.A. de C.V.	Member of the Boards of Valores Mexicanos, Casa de Bolsa, S.A. de C.V., Desc., S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), Grupo Financiero BBVA Bancomer, S.A. de C.V., Industrias Peoles, S.A.B. de C.V., Grupo Nacional Provincial, S.A.B., Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo GNP, S.A. de C.V., Aseguradora Porvenir GNP, S.A. de C.V. and President of the Board of Governors of the Instituto Tecnológico Autónomo de México, A.C. (ITAM)	April 2004

Manuel Jorge Cutillas Covani (03/01/32)	Former President and Chief Executive Officer of Grupo Bacardi Limited	Member of the Board of Bacardi Limited and former Chairman of the Board of Grupo Bacardi Limited	April 1994

José Antonio Fernández Carbajal (2/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano, S.A.B. de C.V. and Chairman of the Board of Coca-Cola Femsa, S.A.B. de C.V.	Member of the Boards of BBVA Bancomer, S.A., Grupo Industrial Saltillo, S.A.B. de C.V., Industrias Peoles, S.A.B. de C.V., and Grupo Industrial Bimbo, S.A.B. de C.V.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, S.A.B. de C.V.	Member of the Boards of Anheuser-Busch Companies, Inc., Grupo Financiero Santander, S.A.B. de C.V. and Emerson Electric, Co. Member of the Board and Partner of Finaccess Mexico, S.A.B. de C.V. and Partner and CEO of Tenedora San Carlos, S.A. de C.V.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former President of the Mexican Chamber of Television and Radio Broadcasters and Deputy to the President of Grupo Televisa	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México, S.A.B. de C.V.	Member of the Boards of Kimberly-Clark Corporation, General Electric Co., Kellogg Company, Home Depot, Inc., Alfa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V. and Investment Company of America, former President of the Mexican Business Council and former Chief Executive Officer of Kimberly-Clark de Mexico, S.A.B. de C.V.	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México, S.A.	Former Chief Executive Officer of Banco Nacional de México, S.A. and Member of the Boards of Citigroup, Inc., Gruma, S.A.B. de C.V., Grupo Financiero Banamex Accival, S.A. de C.V., and the Nature Conservancy and World Monuments Fund	April 1992

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros y Videos, S.A. de C.V.	Director and Partner of Editorial Vuelta, S.A. de C.V.	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México, S.A.B. de C.V.	Chairman of the Board and Chief Executive Officer of Southern Copper Corporation and Grupo Ferroviario Mexicano, S.A. de C.V., former Chairman of the Board and former Chief Executive Officer of Asarco Incorporated, former Member of the Boards of Banco Nacional de México, S.A. and Bolsa Mexicana de Valores, S.A. de C.V., and former President of Grupo México, S.A.B. de C.V.	April 1999

Gilberto Pérezalonso Cifuentes (03/06/43)	Member of the Audit and Corporate Practices Committee of Grupo Televisa	Former Chief Executive Officer of Aerovias de Mexico, S.A. de C.V., and former Chief Executive Officer of Corporación GEO, S.A.B. de C.V. Former Member of the Boards of Grupo Gigante, S.A.B. de C.V. Southern Peru Copper Corporation and Afore Banamex, S.A. Member of the Boards of Consorcio Aeroméxico S.A.B de C.V. and Telefónica Móviles México, S.A. de C.V.	April 1998

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Stockholder of Grupo TV Promo, S.A. de C.V. and former Advisor to former Mexican President Ernesto Zedillo	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of DESC, S.A. de C.V., Dine, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly DESC, S.A. de C.V.)	Member of the Boards of Teléfonos de México, S.A.B. de C.V., Alfa, S.A.B. de C.V., Kimberly-Clark de México, S.A.B. de C.V. and Industrias Peoles, S.A.B. de C.V. and former Chief Executive Officer of DESC, S.A. de C.V.	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Pics Retail Networks, Coca-Cola Femsa, S.A.B. de C.V., Cinemark USA Inc. and Non Traditional Media and former Executive Vice President of Allen & Company, LLC	April 2001

Lorenzo H. Zambrano Trevio (03/27/44)	Chairman of the Board and Chief Executive Officer of Cemex, S.A.B. de C.V.	Member of the Boards of Alfa, S.A.B. de C.V., IBM, Citigroup, Allianz, Grupo Financiero Bancomer, S.A. de C.V. Empresas ICA, Sociedad Controladora, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. and Vitro, S.A.B. de C.V.	April 1999

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Juan Pablo Andrade Frich (06/05/64)	Asset Manager of Tresalia Capital, S.A. de C.V.	Former Member of the Boards of Televicentro, S.A. de C.V. and Empresas Cablevisión, S.A.B. de C.V.	July 2000

Lucrecia Aramburuzabala Larregui de Fernandez (03/29/67)	Private Investor	Former employee of Tresalia Capital, S.A. de C.V. and Member of the Board of Grupo Modelo, S.A.B. de C.V. and former Member of the Board of Televicentro, S.A. de C.V.	July 2000

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television, Former Legal Director of Grupo Televisa and former associate at Martínez, Algaba, Estrella, De Haro y Galván-Duque, S.C.	April 2000

Rafael Carabias Príncipe (11/13/44)	Chief Financial Officer of Gestora de Inversiones Audiovisuales La Sexta, S.A.	Former Member of the Boards of Promecap, S.C. and Grupo Financiero del Sureste, S.A., former Director of Corporate Finance of Scotiabank Inverlat, S.A. and former Vice President of Administration of Grupo Televisa	April 1999

Francisco José Chévez Robelo (07/03/29)	Retired Partner of Chévez, Ruiz, Zamarripa y Cía., S.C. and Chairman of the Audit and Corporate Practices Committee of Grupo Televisa and Empresas Cablevisión, S.A.B. de C.V.	Member of the Board of Empresas Cablevisión, S.A.B. de C.V. and former Partner of Chévez, Ruíz, Zamarripa y Cía., S.C.	April 2003

José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.	Former Member of the Boards of Alexander Forbes, S.A. de C.V. and Afore Bital, S.A.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	Vice President of Newscasts of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C.	April 2000

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión, S.A.B. de C.V.	Former Tax Vice President of Grupo Televisa and Former Tax Director of Wal-Mart de México, S.A.B. de C.V.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C.	April 2002
María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui are sisters. Carlos Fernández González is the husband of Lucrecia Aramburuzabala Larregui and the brother-in-law of María Asunción Aramburuzabala Larregui.
María Asunción Aramburuzabala Larregui and Carlos Fernández González were beneficiaries of the Investor Trust (as defined in “Major Stockholders and Related Party Transactions — The Major Stockholders”), which, before August 17, 2005, was one of our major stockholders through the ownership of 5.15% of the total issued and outstanding Shares. These Shares were then held in the Stockholder Trust. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. Pursuant to the Stockholder Trust agreement, the Investor Trust was entitled to nominate one individual to our Board of Directors so long as the Shares it held through the Stockholder Trust constituted more than 2% of the total issued and outstanding Shares. See “Major Stockholders and Related Party Transactions — The Major Stockholders” for a further discussion of the rights of the Investor Trust.
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

•	individuals who have significant influence over our decision making processes;
•	controlling stockholders, in our case, the beneficiaries of the Stockholder Trust;
•	partners or employees of any company which provides advisory services to us or any company that is part of the same economic group as we are and that receives 10% or more of its income from us;
•	significant clients, suppliers, debtors or creditors, or members of the Board or executive officers of any such entities; or
•	spouses, family relatives up to the fourth degree, or cohabitants of any of the aforementioned individuals.

Election of Directors.  A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 27, 2007 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30 day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2007 annual stockholders’ special and general meetings, which were held on April 27, 2007.
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
•
with input from the Audit and Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions; (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; and (vi) accounting policies within GAAP;

•
creation of special committees and granting them the power and authority, provided that the committees will not have the authority, which by law or under our bylaws is expressly reserved for the stockholders or the Board;

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

Executive Officers
The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A., former Member of the Board of Teléfonos de México, S.A.B. de C.V. and former Vice Chairman of the Board of Univision	March 1997

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Chief Financial Officer of Grupo Televisa, Member of the Board and of the Executive Committee of Grupo Televisa, former Alternate Member of the Board of Univision and Partner, Mijares, Angoitia, Cortés y Fuentes, S.C. (1994-1999)	January 2004

Félix José Araujo Ramírez (03/20/51)	President of Telesistema Mexicano, S.A. de C.V.; Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Operations, Technical Service and Television Production of Grupo Televisa	Former Vice President of Operations — Televisa Chapultepec, former Vice President of Administration — Televisa San Angel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	Corporate Vice President of Television of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, former Vice President of Operations of Grupo Televisa, former General Director of Programming of Grupo Televisa and former Member of the Board of Univision	February 2001

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión	Former General Manager of Pay Television Networks of Grupo Televisa	February 2003

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy to the President of Grupo Televisa, member of the Board and of the Executive Committee of Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Eduardo Michelsen Delgado (03/03/71)	Chief Executive Officer of Editorial Televisa	Former Vice President of Operations of Editorial Televisa International, former General Director of Grupo Semana and former Project Director for McKinsey & Co.	March 2001

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Televisa	March 1992

Alejandro Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing of Grupo Televisa	Member of the Board and of the Executive Committee of Grupo Televisa, Stockholder and Member of the Board of Grupo TV Promo, S.A. de C.V. and former advisor to former Mexican President Ernesto Zedillo	April 1998

Francisco Javier Mérida Guzmán (07/31/67)	Chief Executive Officer of Sistema Radiópolis	Former Chief Executive Officer and National Sales Manager of Cadena SER	October 2006

Alexandre Moreira Penna Da Silva (12/25/54)	Chief Executive Officer of Innova	Former Vice President of Corporate Finance of Grupo Televisa and former Managing Director of JPMorgan Chase	January 2004
Compensation of Directors and Officers
For the year ended December 31, 2007, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps.407 million (U.S.$37.3 million using the Interbank Rate, as reported by Banamex, as of December 31, 2007).
We made Ps.86 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2007. Projected benefit obligations as of December 31, 2007 were approximately Ps.60 million.
In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long-Term Retention Plan. See “— Stock Purchase Plan” and “— Long-Term Retention Plan” below.
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
As of March 2004, allocations and conditional sale agreements have been made or executed with respect to approximately 118 million CPOs, generally at exercise prices ranging from approximately Ps.11.21 to Ps.19.10 (approximately U.S.$1.01 to U.S.$1.73) per CPO (in certain cases, adjusted upwards by a specified percentage ranging from 2% to 6%, depending upon whether the purchase price is paid in Pesos or in U.S. Dollars, generally from the date of the relevant conditional sale agreement through the date of payment(s)). Pursuant to the related conditional sale agreements, rights to approximately 30.0 million CPOs vested in February 2003, approximately 17.5 million CPOs vested in March 2004, approximately 17.5 million CPOs vested in March 2005, approximately 9.5 million CPOs vested in July 2005, approximately 18.7 million vested in March 2006, approximately 10.7 million vested in July 2006, approximately 3.7 million vested in November 2006, approximately 0.7 million vested in March 2007, 7.1 million vested in July 2007, 0.1 million vested in February 2008, and 0.7 million vested in March 2008. Rights to the remaining CPOs currently vest no later than 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. Any CPOs not transferred to plan participants pursuant to the relevant conditional sale agreement may be allocated to other existing or future plan participants, provided that the rights of the original plan participants to purchase these CPOs have expired or are terminated. See Notes 12 and 23 to our year-end financial statements.
In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2007, approximately 74.1 million stock purchase plan CPOs transferred to employee plan participants, have been sold in open market transactions. Additional sales took place during the three-months ended March 31, 2008, and will continue to take place during or after 2008.

Long-Term Retention Plan
At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, which supplements our existing stock purchase plan. At the meeting, our stockholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our stockholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. One of these special purpose trusts currently owns approximately 133.8 million CPOs or CPO equivalents, of which approximately 50% are in the form of CPOs and the remaining 50% are in the form of A, B, D and L Shares. During 2006, approximately 9.7 million CPOs were early vested. During the three-month period ended March 31, 2008, approximately 12.1 million CPOs were vested. We estimate that the remaining CPOs and CPOs equivalents will become granted and/or vested in periods between 2008 and 2023. Pursuant to our Long-Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our stockholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market. As of December 31, 2007 approximately 4.9 million Long-Term Retention Plan CPOs that were transferred to employee plan participants were sold in the open market. During the three-month period ended March 31, 2008, approximately 3.2 million Long-Term Retention Plan CPOs from the Long-Term Retention Plan CPOs that vested in January 2008 were sold in the open market. Additional sales will continue to take place during or after 2008.
In April 2007, the Board of Directors, with the input from the Audit and Corporate Practices Committee, reviewed the compensation of our Chief Executive Officer and determined to include our Chief Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future. See “— Compensation of Directors and Officers”. As a consequence thereof, as of May 2007, the Chief Executive Officer was awarded, under the Long-Term Retention Plan, approximately 5.5 million CPOs or CPO equivalents, either in the form of CPOs or shares, to be exercised at a price of approximately Ps.60.65 per CPO (subject to adjustments depending on the result of operations of the Company). The CPOs granted to the Chief Executive Officer may be exercised in 2010, 2011 and 2012. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.
As of May 2007, awards under the Long-Term Retention Plan have been granted or reserved with respect to approximately 51.3 million CPOs or CPO equivalents, either in the form of CPOs or Shares, of which rights with respect to approximately 37.7 million CPOs or CPO equivalents shall vest between 2008 and 2010 at a price of approximately Ps.13.45 per CPO and rights with respect to approximately 6 million CPOs or CPO equivalents shall vest between 2010 and 2012 as described in the above paragraph at a weighted-average price of approximately Ps.56.93 per CPO. The remaining 7.6 million CPOs or CPO equivalents may be exercised at a price of approximately Ps.28.05 per CPO in periods commencing in 2008 and ending in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by government liquid securities). Pursuant to the resolutions adopted by our stockholders’ meeting, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.
At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved the implementation of the second stage of the Long-Term Retention Plan. The shareholders approved grants of up to 25 million CPOs per year, or CPO equivalents, under this stage of the Long-Term Retention Plan. The price at which the CPOs will be transferred to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are transferred, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are transferred, less dividends, operating income before depreciation and amortization, or OIBDA (including OIBDA affected by acquisitions), and liquidity discounts, among others.

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
Employees and Labor Relations
The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2007:

	Year Ended December 31,
	2005	2006	2007
Total number of employees	15,076	16,205	17,810
Category of activity:
Employees	15,042	16,170	17,777
Executives	34	35	33
Geographic location:
Mexico	13,680	14,629	15,871
Latin America (other than Mexico)	954	1,131	1,473
U.S	435	437	466
Spain	7	8	0
As of December 31, 2005, 2006 and 2007, approximately 42%, 41% and 39% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7. Major Stockholders and Related Party Transactions
The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2008. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	44.1%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.3%
Inbursa Trust(3)	1,657,549,900	1.4%	1,458,643,912	2.6%	2,320,569,860	2.7%	2,320,569,860	2.7%	2.2%
Davis Advisers(4)	4,759,684,375	4.0%	4,188,522,250	7.4%	6,663,558,125	7.8%	6,663,558,125	7.8%	6.4%
Dodge & Cox, Inc.(5)	4,528,824,000	3.8%	3,985,365,120	7.1%	6,340,353,600	7.4%	6,340,353,600	7.4%	6.1%
AIM Trimark Investments(6)	3,821,137,500	3.2%	3,362,601,000	6.0%	5,349,592,500	6.2%	5,349,592,500	6.2%	5.1%
Fidelity Management & Research(7)	3,106,817,750	2.6%	2,733,999,620	4.9%	4,349,544,850	5.1%	4,349,544,850	5.1%	4.2%

(1)
Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2008. The number of shares issued and outstanding for legal purposes as of May 31, 2008 was 61,227,485,550 series A Shares, 53,880,187,284 series B Shares, 85,718,479,770 series D Shares and 85,718,479,770 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of May 31, 2008 was 59,193,648,400 series A Shares, 52,090,410,592 series B Shares, 82,871,107,760 series D Shares and 82,871,107,760 series L Shares in the form of CPOs, and an additional 52,915,848,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of May 31, 2008 does not include: (i) 25,906,797 CPOs and an additional 516,887,975 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 55,446,689 CPOs and an additional 5,493,876,435 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Note 12 to our year-end financial statements.

(2)
Except indirectly through the Stockholder Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Stockholder Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Form 13F filed on March 31, 2008 by Davis Advisers.

(5)	Based solely on information included in the report on Form 13F filed on March 31, 2008 by Dodge & Cox, Inc.

(6)	Based solely on information included in the report on Form 13F filed on March 31, 2008 by AIM Trimark Investments.

(7)	Based solely on information included in the report on Form 13F filed on March 31, 2008 by Fidelity Management & Research.
The Major Stockholders
Approximately 45.48% of the outstanding A Shares, 2.71% of the outstanding B Shares, 2.83% of the outstanding D Shares and 2.83% of the outstanding L Shares are held through the Stockholder Trust, including shares in the form of CPOs. The beneficiaries of the Stockholder Trust are a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, and a trust for the benefit of Promotora Inbursa, S.A. de C.V., or the Inbursa Trust. Promotora Inbursa, S.A. de C.V. is an indirect subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V.

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
The Azcárraga Trust beneficially owns 87.29% of the Televisa shares held through the Stockholder Trust, and the Inbursa Trust beneficially owns 12.71% of the Televisa shares held through the Stockholder Trust.
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
Pursuant to Televisa’s bylaws, holders of Series B shares are entitled to elect five out of 20 members of the Board of Directors. The Stockholder Trust regulates the manner in which stockholders participating in such trust are entitled to propose nominees as members of the Board of Directors to be elected by holders of Series B Shares. In accordance with the Stockholder Trust, the five nominees for which the trustee will vote the B Shares held by the Stockholder Trust are proposed by the stockholders participating in the Stockholder Trust, as follows (i) Emilio Azcárraga Jean is entitled to propose two nominees to be members of the Board of Directors elected by Series B Shares; (ii) the Investors Trust was entitled to propose one nominee, so long as the shares it held through the Stockholder Trust constituted more than 2% of the total issued and outstanding Televisa shares, however, on August 17, 2005, the Investor Trust released all of its shares held through the Stockholder Trust; and (iii) until the Inbursa Trust is entitled to release all its Televisa shares from the Stockholder Trust, and so long as the shares it holds through the Stockholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, the Inbursa Trust will be entitled to propose two nominees. In the event that one of the nominees proposed by the Inbursa Trust is not elected to our Board of Directors, then so long as Mr. Azcárraga Jean has the ability to direct the election of 11 Board members, the A Shares held through the Stockholder Trust will be voted for one individual nominated by the Inbursa Trust to serve on our Board.
Because the B Shares held through the Stockholder Trust constitute only 2.71% of the total B Shares outstanding, there can be no assurance that individuals nominated by the Stockholder Trust beneficiaries will be elected to our Board.
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
Beginning on July 1, 2005, the Inbursa Trust was allowed to release or sell up to two-thirds of its Shares held in the Stockholder Trust and beginning on July 1, 2009 it will be allowed to release or sell its remaining Shares held in the Stockholder Trust. On July 1, 2005 the Inbursa Trust released 15,514,667,113 Shares from the Stockholders Trust, which represented two-thirds of the Shares it held through the Stockholders Trust before July 1, 2005.
In addition, as described above, if the Inbursa Trust requests that Shares be voted in a particular way on any matter specifically set forth in the Stockholder Trust Agreement, and Mr. Azcárraga Jean declines to do so, the Inbursa Trust may immediately release its Shares.
Related Party Transactions
Transactions and Arrangements With Innova.  In 2005, 2006 and 2007, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transaction described below. We hold a 58.7% equity interest in Innova through a consolidated joint venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our year-end financial statements). Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova.
Capital Contributions and Loans
Programming.  Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico. Innova paid us Ps.420.2 million, Ps.683.4 million and Ps.791.4 million for these rights in 2005, 2006 and 2007, respectively. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.
In 2005 Innova, purchased from Televisa certain rights to the 2006 Soccer World Cup, including the rights to air all 64 games of the World Cup, out of which 34 were exclusively available to Sky subscribers. The cost of these rights plus production costs amounted to U.S.$19.0 million.
Advertising Services.  Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2005, 2006 and 2007, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps.148.4 million, Ps.155.6 million and Ps.176.7 million for advertising services in 2005, 2006 and 2007, respectively.
Guarantees.  We have guaranteed a portion of Innova’s payments to Intelsat Corporation (formerly PanAmSat Corporation) for transponder services on satellite IS-9 (formerly PAS-9). Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the IS-9 satellite through September 2015. As of December 31, 2005, 2006 and 2007, we had guaranteed payments in the amount of U.S.$101.4 million and U.S.$104.8 million and U.S.$92.8 million respectively, which represented 51% of Innova’s obligations to PanAmSat at the end of each of 2005 and 2006 and 58.7% of Innova’s obligations to Intelsat Corporation (formerly PanAmSat Corporation) at the end of 2006 and at the end of 2007. See “Information on the Company – Business Overview— DTH Joint Ventures”. See Note 11 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to Intelsat. We have also guaranteed 100% of Corporación Novavision, S. de R.L. de C.V.’s payment obligation under both the Ps.2.1 billion, 8.3-year bank loan with Banamex, as well as the Ps.1.4 billion, 8.3-year bank loan with Banco Santander Serfin, S.A.

In July 2005, we entered into a long-term credit agreement with Innova in the aggregate principal amount of Ps.1,012,000, with a partial maturity (50%) in 2010 and the remainder in 2011, and interest of 10.55% per annum payable on a monthly basis. The proceeds from the credit agreement were used to prepay all of the outstanding amounts under a long-term credit agreement entered into in December 2004 between Innova and a Mexican bank in the same principal amount, and with the same maturity and interest conditions. In November 2005, Innova prepaid Ps.512 million of this loan at par and no penalty was incurred. In November 2006, Innova prepaid the Ps.500.0 million outstanding amount of this loan. No penalties were incurred and the payment was done with Innova’s cash on hand.
Tax Sharing Agreement.  We have a tax sharing agreement with Innova, which sets forth certain of our rights and obligations, as well as those of Innova, with respect to Innova’s liability for federal income and asset taxes imposed under Mexican tax laws. We received an authorization from Mexican tax authorities to include Innova’s results in our consolidated tax return for purposes of determining our income and asset taxes. Tax profits or losses obtained by Innova are consolidated with our tax profits or losses up to 100% of our percentage ownership of Innova, which is currently 58.7%. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to us an amount in respect of its federal income and asset taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset and income taxes, our direct or indirect percentage ownership of Innova’s capital stock.
For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2005, see Note 16 to our year-end financial statements and Note 9 to Innova’s year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”.
Transactions and Arrangements with MCOP.  In November 2005, DIRECTV purchased all of our equity interest in MCOP, a DTH non-consolidated joint venture in Latin America outside of Mexico and Brazil.
Transactions and Arrangements with TechCo.  In October 2005, DIRECTV purchased all of our equity interest in TechCo, our U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. Prior to such sale, in 2003, 2004 and 2005, we engaged in transactions with TechCo, including, without limitation, the transaction described below.
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
For additional information concerning transactions with TechCo, see Note 2 to our year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”.
Transactions and Arrangements With Univision.  In 2005, 2006 and 2007 we engaged in, and we expect that we will continue to engage in, certain transactions with Univision. Until March 2007, we owned 39,289,534 shares and warrants representing an approximate 11.3% equity stake in Univision, on a fully diluted basis. For a description of programming and other agreements between us and Univision, as well as royalties paid to us by Univision pursuant to programming agreements, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”, “Information on the Company – Business Overview— Univision” and Note 16 to our year end financial statements.
In April 2006, we designated Ricardo Maldonado Yaez, Secretary to our Board of Directors, as a director of Univision. As of the closing of the acquisition of Univision on March 29, 2007, we lost our right to designate a member to the board of directors of Univision. Accordingly, Ricardo Maldonado Yaez resigned from the Univision board of directors.
Transactions and Arrangements With Vuela. In 2007, Editorial Televisa, our subsidiary, entered into an agreement with Vuela pursuant to which Vuela distributes five different magazines edited and produced by Editorial Televisa. Under this agreement, Vuela distributes these magazines at no cost to its clients, in boarding terminals at airports located in the Mexican territory and on its airplanes. Televisa pays Vuela 10% of the net advertising sales generated by these magazines. We believe that such percentage is comparable to the amounts paid to third parties in similar types of transactions.
Pursuant to a license agreement between Televisa and Vuela, we granted Vuela the right to broadcast some of our television programs in the audio and video systems installed in Vuela’s aircrafts, facilities, and vehicles. Under this license agreement Vuela pays Televisa a monthly royalty in the amount of Ps.100,000. In addition, Televisa entered into an agreement with Vuela pursuant to which Televisa sells airplane screen advertising to be aired in the audio and video systems installed in Vuela’s aircrafts. Televisa pays Vuela a monthly fixed consideration of Ps.100,000 and a variable consideration of 15% of the revenues obtained by Televisa from such airplane screen sales. During 2007, Televisa paid Vuela the amount of Ps.597,853.80 as variable consideration under such agreement. We believe that such amount is comparable to those paid to third parties in these types of transactions.

We entered into a lease agreement with Vuela pursuant to which Vuela leases approximately 2,000 meters of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City. Under this lease agreement, Vuela pays Televisa a monthly fixed consideration of U.S.$8,538 and an additional variable consideration of approximately U.S.$10,673 depending on the total fraction actually used by Vuela during each month. We believe that such amounts are comparable to those paid to third parties in these types of transactions.
Transactions and Arrangements With Our Directors and Officers. We invested Ps.55 million (approximately U.S.$5 million) in the equity of Centros de Conocimiento Tecnológico, or CCT, a company that builds, owns and operates technological schools in Mexico and in which Claudio X. Gonzalez Laporte and Carlos Fernandez Gonzalez, two of our directors, own a minority interest. We currently hold 15% of the equity of CCT.
Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees — Stock Purchase Plan” and “—Long-Term Retention Plan.”
Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders
Production Services.  FV Productions, LLC., a television production company owned by Ultra Enterprises, Inc. and Ultra Enterprises II, LLC, provides, from time to time, production services as required by Televisa, S.A. de C.V. Ultra Enterprises, Inc. and Ultra Enterprises II, LLC are currently controlled by Grupo Televicentro, S.A. de C.V., or Televicentro, where Mr. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, acts as a sole stockholder. FV Productions, LLC has provided Televisa the following production services: (i) during 2004, production services for the production of a telenovela entitled “Inocente de Ti”, which consisted of 135 episodes and had a cost of U.S.$5,640,482.76; (ii) during 2004 and ending in 2005, production services for the production of a telenovela entitled “El Amor no Tiene Precio”, which consisted of 279 episodes and had a cost of U.S.$11,280,007.00; (iii) during 2006 and ending in 2007, production services for the production of a telenovela entitled “Las Dos Caras de Ana”, which consisted of 120 episodes and had a cost of U.S.$7,711,682.00 and (iv) during 2007, production services for the production of the telenovela entitled “Bajo Las Riendas del Amor”, which consists of 150 episodes and had a cost of U.S.$14,041,532. We believe that the fees paid by Televisa to FV Productions, LLC for the referred production services are comparable to those paid to third parties for these types of services. In addition, in June 2004, Televicentro granted Televisa a call option to require Televicentro to sell and Televisa granted Televicentro a put option to require Televisa to purchase, shares representing all of the outstanding equity interest of Ultra Enterprises, Inc. owned by Televicentro or by its subsidiary TVC Holdings U.S.A., LLC at the time of exercise of the option. The options may be exercised at any time prior to June 30, 2009 for a price equal to 3.6 times the average of the operating income before depreciation and amortization of Ultra Enterprises, Inc. for the two years prior to the exercise of the option.
Consulting Services.  Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2005, 2006 and 2007 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. has provided us with such services in 2007, and we expect to continue these arrangements through 2008.
Distribution Services.  Until 2007, Intermex, our subsidiary, distributed magazines edited and produced by Compañía Editorial Cinemania, S.A. de C.V., a company in which the brother-in-law of Emilio Azcarraga Jean has a 30% participation. Compañía Editorial Cinemania, S.A. de C.V. paid Intermex 42% of the net sales of the magazines, based on the sale price of the magazines. We believe that such percentage is comparable to those paid to third parties in this type of transaction.
Loans from Banamex.  From time to time in the past and in 2003, 2004, 2005, 2006 and 2007, Banamex made loans to us, Televicentro and several other of our affiliates and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates, including Innova and its subsidiary, Corporación Novavisión, S. de R.L. de C.V., on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the Board of Banamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Trevio, one of our directors, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services.  Two of our directors, María Asunción Aramburuzabala Larregui and Carlos Fernández González, and one of our alternate directors, Lucrecia Aramburuzabala Larregui, are members of the Board of, as well as stockholders of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer of Grupo Modelo. Alfonso de Angoitia Noriega, Director of the Company, is also a member of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2005, 2006 and 2007, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
During 2007, Editorial Televisa, our subsidiary, entered into advertising agreements with Comercializadora IMU, S.A. de C.V., or IMU, a company controlled by the brother-in-law of Emilio Azcárraga Jean, whereby IMU provides advertising services to Editorial Televisa by promoting magazines edited by Editorial Televisa, at billboards installed at bus stops. Editorial Televisa pays IMU the amount of Ps.8.8 million for such services. Likewise, Editorial Televisa entered into an advertising agreement with IMU whereby Editorial Televisa promotes IMU’s products and/or services in the magazines it edits. IMU pays Televisa the amount of Ps.4.4 million for such services. We believe that the terms and conditions of these advertising agreements are on arm’s length basis.
Several other members of our current Board serve as members of the Boards and/or stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., FEMSA and Teléfonos de México, S.A.B. de C.V., among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2005, 2006 and 2007, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V. and TV Promo International, Inc. have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2006 and 2007, TV Promo purchased unsold advertising from Televisa for a total of Ps.166.7 million and Ps. 160.0 million, respectively.
Agency Services.  From July 2005 to October 2007, Maximedios Alternativos, S.A. de C.V., or Maximedios, a Mexican company, was Televisa’s sales agent for the sale of in-store television advertising, airplane screen advertising, sponsorship of our soccer teams, as well as pay-TV advertising sales (which includes Innova, Televisa Networks, and Cablevisión). Televisa, Innova, Televisa Networks and Cablevisión, respectively paid Maximedios 15% of the revenues from advertising sales made on their behalf and Televisa paid Maximedios 15% of the revenues from airplane screen sales and in-store advertising and 5% of the revenues from sponsorships. Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing jointly with other members of his family, are majority stockholders and members of the Board of Grupo TV Promo, S.A. de C.V. and Producción y Creatividad Musical, S.A. de C.V., companies that have a majority interest in Maximedios.

Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as indirect stockholder. During 2006 and 2007, Televisa and the aforementioned affiliates, paid Maximedios the amount of Ps.114.0 million and Ps.49.6 million, respectively, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.
Legal and Advisory Services.  During 2005, 2006 and 2007, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 16 to our year-end financial statements.
Potential Sale of Property. During 2006 and 2007, Maximiliano Arteaga Carlebach, Vice President of Operations of Televisa, purchased from Televisa two lots we owned in the residential zone of Playas del Conchal, in Alvarado, Veracruz, for Ps. 2.5 million in the aggregate.
We recently entered into a purchase agreement with Icon Servicios Administrativos, S. de R.L. de C.V., or Icon, related to a sale to Icon of a portion of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City for a purchase price preliminarily estimated to be approximately U.S.$80.0 million. A stockholder of Icon is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcárraga Jean, our Chief Executive Officer and Chairman of the Board. This sale is still subject to a number of closing conditions and regulatory approvals as well as obtaining a third party appraisal.

Item 8. Financial Information
See “Item 18 — Financial Statements” and pages F-1 through F-55, which are incorporated herein by reference.
Item 9. The Offer and Listing
Trading History of CPOs and GDSs
Since December 1993, the GDSs have been traded on the NYSE and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank as the depository for the GDSs and appointed The Bank of New York pursuant to a new deposit agreement.
The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange, giving effect to the March 1, 2000 10-for-1 stock split in all cases.

	Nominal Pesos per CPO(1)
	High		Low
2003	Ps.	23.56	Ps.	12.63
2004	Ps.	34.93	Ps.	22.22
2005	Ps.	44.13	Ps.	29.20
2006	Ps.	60.88	Ps.	37.67
First Quarter		44.96		40.49
Second Quarter		49.72		37.67
Third Quarter		47.00		39.89
Fourth Quarter		60.88		46.17
December		60.88		58.22
2007	Ps.	68.10	Ps.	48.29
First Quarter		66.68		58.99
Second Quarter		68.10		57.19
Third Quarter		62.06		52.50
Fourth Quarter		57.43		48.29
December		54.29		51.66
2008 (through June 24, 2008)		57.35		44.81
First Quarter		52.91		44.81
January		50.90		44.81
February		49.93		45.32
March		52.91		45.76
Second Quarter (through June 24, 2008)		57.35		47.68
April		54.35		48.72
May		57.35		51.74
June (through June 24, 2008)		54.37		47.68

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High		Low
2003	U.S.$	10.5675	U.S.$	5.815
2004	U.S.$	15.6625	U.S.$	9.8075
2005	U.S.$	20.775	U.S.$	13.1875
2006	U.S.$	28.20	U.S.$	16.38
First Quarter		21.35		18.77
Second Quarter		22.87		16.38
Third Quarter		21.51		18.11
Fourth Quarter		28.20		21.13
December		28.20		26.65
2007	U.S.$	31.14	U.S.$	22.04
First Quarter		30.12		26.35
Second Quarter		31.14		26.35
Third Quarter		28.89		23.48
Fourth Quarter		26.59		22.04
December		25.47		23.72
2008 (through June 24, 2008)	U.S.$	27.68	U.S.$	20.85
First Quarter		24.77		20.85
January		23.77		20.85
February		23.16		21.07
March		24.77		20.97
Second Quarter (through June 24, 2008)		27.68		23.90
April		26.04		23.32
May		27.68		24.91
June (through June 24, 2008)		26.30		23.90

(1)	Source: NYSE.
Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business.” There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of June 23, 2008, approximately 333,861,439 GDSs were held of record by 114 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan.”
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
In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as stockholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary stockholders’ meeting, which was held on April 30, 2002. See “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections” and “Additional Information — Bylaws —Antitakeover Protections.”
To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities, or NRS, maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.
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
Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the B Shares will be elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

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
As described in “Major Stockholders and Related Party Transactions,” A Shares held through the Stockholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Stockholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Stockholder Trust constitute 2.71% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.
Holders of GDRs. Global Depositary Receipts, or GDRs evidencing GDSs are issued by The Bank of New York, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.
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
Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D Shares represented by CPOs or attend stockholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs.” If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the underlying shares will be voted in the same manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.

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
Limitations on Share Ownership
Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Law Regulations. The Economics Ministry and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Law Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock (a “foreign exclusion clause”). However, the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own specified interests in the capital of certain Mexican enterprises. In particular, the Foreign Investment Law provides that certain investments, which comply with certain conditions, are considered “neutral investments” and are not included in the calculation of the foreign investment percentage for the relevant Mexican entity.
In order to comply with these restrictions, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Law Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Law Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a stockholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a “neutral investment” and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.
The Foreign Investment Law and Foreign Investment Law Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments. In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our bylaws and Mexican Federal Radio and Television Law from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.

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
We operate our DTH satellite service in Mexico and Central America through a partnership with DIRECTV. See “Information on the Company — Business Overview — DTH Joint Ventures.”
We completed a refinancing of our indebtedness in 2000, which refinancing involved a tender offer for our outstanding Series A Senior Notes, Series B Senior Notes and Senior Discount Debentures and the amendment of the related indentures, as well as the issuance of Ps.3.0 billion (nominal) as of April 14, 2000 of UDI-denominated notes. We also amended our working capital facility with Banamex in July 2000. We issued U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due 2005 in August 2000, U.S.$300.0 million aggregate principal amount of 8% Senior Notes due 2011 in September 2001, refinanced approximately U.S.$100.0 million of our indebtedness through a five-year U.S.$100.0 million term loan facility in December 2001 and U.S.$300.0 million in aggregate principal amount of 8.5% Senior Notes due 2032. We redeemed all of our remaining Senior Discount Debentures and terminated the related indentures in May 2001. In addition, in May 2003, we repaid all of the remaining Series A Senior Notes, which matured in May 2003, with the net proceeds from a long-term credit agreement that we entered into with a Mexican bank for an aggregate principal amount of Ps.800.0 million. Also, in March 2005, we completed a refinancing involving a tender offer for each of our outstanding U.S.$300.0 million aggregate principal amount of 8.00% Senior Notes due 2011 and our outstanding Ps. 3.0 billion (nominal) as of April 14, 2000 of our UDI-denominated notes due 2007. As part of this refinancing, we also issued U.S.$400.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In May 2005, through a reopening of the same series of note, we issued an additional U.S.$200.0 million aggregate principal amount of 6 5/8% Senior Notes due 2025. In addition, we repaid all of the remaining Series B Senior Notes due 2005. In April 2007, we paid all of the remaining UDI-denominated notes, which matured in April 2007. In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, the UDI-denominated notes, our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, and our 6.0% Senior Notes due 2018, our facilities with a Mexican bank, our five-year term U.S.$100.0 million loan facility and our Ps.800.0 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
On May 17, 2004, we entered into a long-term credit agreement with Banamex for an aggregate amount of Ps.1,162.5 million, which matures in 2009. The annual interest rate is 9.70%. See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
On October 22, 2004, we entered into another long-term credit agreement with Banamex for an aggregate amount of Ps.2,000.0 million which matures in 2012. The interest rate is 10.35%. For more information regarding this credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness.”
In December 2007, our subsidiary, Innova, and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16. The agreement contemplates payment of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that will be paid in two installments, the first in the fourth quarter of 2009, and the second in the fourth quarter of 2010, as well as a monthly service fee of U.S.$150,000 commencing on the service start date.

In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablemás, TVI and Cablevisión, which hold 15.4%, 15.4% and 69.2% of the equity stock of Cablestar, respectively, entered into five year term loan facilities for U.S.$50.0 million, U.S.$50.0 million and U.S.$225.0 million, respectively. These loans are intended to be syndicated during the life of the facility. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.
Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.
For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision.”
Legal Proceedings
In June 2003, the Company was notified by the Mexican tax authority of a federal tax claim made against the Company for approximately Ps. 996 million, including inflationary effects, penalties and surcharges, for an alleged asset tax liability for the year 1994. In the fourth quarter of 2007, the Company settled this tax liability according to the tax amnesty provided in the Law on Transitional Federal Revenue for fiscal year 2007; therefore, there is no longer a tax liability for the Company.
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
We were named as a defendant in a first amended complaint dated February 23, 2006 purportedly filed by Welk Group Inc., or Welk, in California Superior Court. The complaint alleged that plaintiff owns rights to three sound recordings that we (and others) supposedly used without permission as background music (i) in certain episodes of three of our television shows (El Chavo del 8, El Chapulin Colorado and Chespirito) and (ii) possibly in ring tones and video games. The plaintiff also named our distributors in the United States (Univision, Galavision and Xenon Pictures), as well as Roberto Gomez Bolaños, the original producer of the shows, as defendants. Plaintiff sought to recover “all gains, direct and indirect profits” from defendants’ alleged wrongful conduct. On November 29, 2007, parties reached an amicable resolution of the matter and executed an out-of-court settlement. As a result, all of plaintiff’s claims have been dismissed with prejudice. The terms of the settlement agreement are confidential.
On October 18, 2004, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, filed an action in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida against DTVLA, DIRECTV, DIRECTV International, Inc., DIRECTV Latin America Holdings, Inc. (together, the “DIRECTV Defendants”); News Corp. Ltd.; Televisa; MCOP; Innova and Globo Communicacoes e Participacoes, S.A. The complaint sought an injunction based on allegations that the DIRECTV Defendants breached fiduciary and contractual duties to Darlene by entering into transactions with MCOP, Sky Brasil and Innova in respect of their respective DTH satellite services and that the remaining defendants aided and abetted the DIRECTV Defendant’s alleged breaches of their contractual and fiduciary duties. The complaint also asserted claims for monetary damages against the DIRECTV Defendants and News Corp. based on fraud and tortuous interference with contract. The DIRECTV Defendants moved to stay the action pending arbitration on the grounds that disputes between the DIRECTV Defendants and Darlene were subject to arbitration under their relevant contracts. On November 3, 2005, the motion to stay was granted and the judge essentially stayed all proceedings pending the arbitration among Darlene, DIRECTV and DTVLA. On January 1, 2007 Darlene filed a notice of voluntary dismissal of action therefore terminating the above-mentioned proceeding.
In May 2005, Televisa, S.A. de C.V., or Televisa, a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California, or the Court, alleging that Univision breached the PLA, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights, or the Soccer Agreement, among other claims. Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa and the Company. Univision also claimed that the Company had breached other agreements between the parties, including a Participation Agreement entered into as of October 2, 1996 and a Telefutura Production Services Agreement. In addition, Univision claimed that the Company breached a Guaranty dated December 19, 2001, by which, among other things, the Company guaranteed that the Company’s affiliates (including Televisa) would produce a specified minimum number of telenovelas.

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
During 2006 and 2007, in connection with the Company’s complaint in the District Court Action, Univision made payments to the Company under protest of the disputed royalties and of other license fees that Univision alleges have been overcharged and is seeking recovery of these amounts via its counterclaims. The Company has recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets (see Note 16 to our year-end financial statements).
After a continuance motion, in June 2007, the Court, among other things, reset the trial date of the District Court Action for January 18, 2008. After an additional continuance motion, in October 2007, the Court reset the trial date in the District Court Action for March 18, 2008.
In October 2007, Univision filed a motion for summary judgment whereby it sought a judgment from the Court that Televisa’s claimed breaches of the PLA between Univision and Televisa were not material, and, therefore, the PLA was not subject to termination by Televisa. On December 21, 2007, the Court issued an order denying Univision’s motion for summary judgment.
On January 11, 2008, Univision filed a motion to continue the trial date to October 2008. Televisa opposed Univision’s motion. On February 5, 2008, the Court denied Univision’s motion to continue the trial date, and rescheduled the trial in the District Court Action for April 29, 2008.
On April 7, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company under protest and its claim for a judicial declaration that, on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the internet, and Televisa dismissed its claim that Univision engaged in unauthorized, significant edits to certain programs licensed to Univision under the PLA and thereby infringed Televisa’s copyrights and breached the PLA with respect to such programs.
On April 22, 2008, the Court in the District Court Action conducted a final pre-trial conference. During the final pre-trial conference, the Court confirmed that the trial would commence on April 29, 2008. Further, the Court ordered that the trial of the Univision Internet Counterclaim will be bifurcated and tried to the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
On April 28, 2008, at the request of Televisa and Univision, the Court reset the trial date in the District Court Action for July 1, 2008. On June 12, 2008, at the request of Televisa and Univision, the Court further postponed the trial date for October 14, 2008.
We cannot predict how this dispute will affect our overall business relationship with Univision and our overall business. The Company believes the remaining counterclaims and affirmative defenses made by Univision are without merit and will defend its position vigorously.
See “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Relationship With Univision”.
There are other various legal actions and other claims pending against us that are incidental to the ordinary course of our business. Our management does not consider these actions or claims to be material. See Note 11 to our year-end financial statements.

New York Stock Exchange Corporate Governance Standards
As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards. Pursuant to Rule 303. A11 of the NYSE listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.
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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Code’s recommendation must disclose publicly why their practices differ from those recommended by the Code.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See Item 16B “Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.

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

In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code § 1986, as amended (referred to herein as the “Code”).
The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:
•	the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations, and
•
the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.–Mexico Tax Treaty,” and

•	is subject to changes to those laws and the U.S.–Mexico Tax Treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis, and
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
The application of the U.S.–Mexico Tax Treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:
•	is not a resident of Mexico for purposes of the U.S.–Mexico Tax Treaty;
•	is an individual who has a substantial presence in the United States;
•	is entitled to the benefits of the U.S.–Mexico Tax Treaty under the limitation on benefits provision contained in Article 17 of the U.S.–Mexico Tax Treaty; and
•	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.
For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.

Dividends. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2011 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.–Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.–Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
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
The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, The Bank of New York, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “general category income”.
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
Such capital gains generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the U.S.–Mexico Tax Treaty. If capital gains are subject to Mexican taxation under the U.S.–Mexico Tax Treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors.
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

A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax on gain recognized on a sale or exchange of CPOs, GDSs or Underlying Shares unless:
•	the gain is effectively connected with the beneficial owner’s conduct of a trade or business in the United States; or
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
The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided, however, that certain required information is timely furnished to the U.S. Internal Revenue Service. A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.
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
U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the U.S.-Mexico Tax Treaty. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or underlying shares. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.
This discussion does not constitute, and shall not be considered as, legal or tax advice to holders.
According to the Mexican Tax Legislation:
•
an individual is a Mexican tax resident if the individual has established his permanent home in Mexico. When an individual, in addition to his permanent home in Mexico, has a permanent home in another country, the individual will be a Mexican tax resident if his center of vital interests is located in Mexico. This will be deemed to occur if, among other circumstances, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source or (ii) when the individual’s center of professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which her/his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless otherwise proven, a Mexican national is considered a Mexican tax resident;

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

When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2008, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 28% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.3889.
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
Sales or other dispositions of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares made in other circumstances would be subject to Mexican income tax. However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the U.S.-Mexico Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for U.S.-Mexico Tax Treaty benefits.
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
Televisa is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by Televisa with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at www.sec.gov.
We furnish The Bank of New York, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican FRS, and include reconciliations of net income and stockholders’ equity to U.S. GAAP. The historical financial statements included in these reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The Deposit Agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of stockholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.
As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Disclosures
Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations, inflation and changes in the market value of investments. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2007.
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
In compliance with the procedures and controls established by our Risk Management Committee, in 2005, 2006 and 2007 we entered into certain derivative financial transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in foreign exchange rates, interest rates, inflation and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.
Foreign Currency, Exchange Rate Risk
From November 2005 through January 2006, we entered into forward exchange contracts on a notional amount of U.S.$120.0 million to exchange U.S. Dollars and Pesos at a fixed exchange rate in June 2006 in order to cover our U.S. Dollar cash flow requirements.
Interest Rate Risk
In connection with the Senior Notes due 2011, 2025 and 2032 and Sky’s Senior Notes due 2013, we entered into cross-currency interest rate swap agreements, or coupon swaps, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the recently issued Senior Notes due 2025. During the second quarter of 2005, we entered into an additional U.S.$242.0 million of the principal amount. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such coupon swaps for one year on a principal amount of U.S.$890.0 million. In January 2008, we terminated part of these option contracts early for a notional amount of U.S.$200.0 million and with no material additional gain or loss. During the first quarter of 2006, as a result of the cash tender offer of Senior Notes due 2013, Sky terminated U.S.$288.75 million of the principal amount of the “coupon swaps” early to match the notional amount of notes tendered. As of May 31, 2008, such cross-currency interest rate swap agreements correspond to interest payments on U.S.$900.98 million of the principal amount.
As of May 31, 2008, and December 31, 2007 and 2006, the net fair value of the cross-currency interest rate swap agreements including the option contracts was a liability of U.S$21.9 million, U.S$18.1 million and U.S.$29.2 million, respectively. The increase in the potential loss in fair value for such instruments from a hypothetical 5% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$7.0 million, U.S.$9.9 million and U.S.$13.4 million at May 31, 2008, and December 31, 2007 and 2006, respectively.
During March and April 2005, May 2007 and November 2007 in connection with and ahead of the issuance and reopening of the Senior Notes due 2025 and ahead of the issuance of the Senior Notes due 2037 and the Senior Notes due 2018 we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono interest rates on the pricing date of the Notes for a notional amount of U.S.$500.0 million, Ps.2,000.00 million and U.S.$150.0 million, respectively. These hedges resulted in an accumulated net loss of U.S.$3.4 million and a net gain of Ps.45.1 million.

In connection with Sky’s variable rate bank loans guaranteed by Televisa, in December 2006, we entered into forward starting interest rate swap agreements on a notional amount of Ps.1,400 million. These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based. These agreements will allow us to fix the coupon payments for a period of seven years at an interest rate of 8.415% starting on April 2009.
As of May 31, 2008 and December 31, 2007, the net fair value of the interest rate swap was an asset of Ps.34 million and, Ps34.1 million, respectively. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.39.3 million, and Ps.35.4 million at May 31, 2008 and December 31, 2007, respectively. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rates Swaps Yield Curve.
In December 2007, in connection with the Empresas Cablevisión variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$225.0 million. This agreement involves the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange is Ps.2,435.0 million with an interest rate of 8.365% for the coupon payments.
As of May 31, 2008 and December 31, 2007, the net fair value of the cross-currency swap was a (liability) asset of U.S.$(15.3) million and U.S.$1.8 million, respectively. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately U.S.$5.3 million and U.S.$4.4 million at May 31, 2008 and December 31, 2007, respectively. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rates Swap Yield Curve.
Sensitivity and Fair Value Analyses
The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2006 and 2007. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 5%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2006		2007		2007
	(Millions of Pesos in purchasing power as of December 31, 2007 or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps.	15,703.8	Ps.	26,461.4	U.S.$	2,422.7
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2011(3)		880.9		861.3		78.9
Senior Notes due 2032(4)		4,186.4		4,046.1		370.4
Innova’s Senior Notes due 2013(5)		133.0		132.7		12.2
Senior Notes due 2025(6)		7,050.5		6,747.5		617.8
J.P. Morgan Chase Bank, N.A. Loan due 2012(7)		—		2,456.5		224.9
Peso-denominated debt:
Senior Notes due 2037(8)		—		4,280.6		391.9
Long-term notes payable to Mexican Banks(9)		7,598.9		7,403.8		677.9
Derivative financial instruments(10)		326.8		219.0		20.0

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.10.9222 per U.S. Dollar, the Interbank Rate as of December 31, 2007.

(2)
At December 31, 2007, our temporary investments consisted of fixed rate short-term deposits, structured notes and corporate fixed income securities (primarily Peso- and U.S. Dollar-denominated in 2006 and 2007). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)
At December 31, 2007, fair value exceeded the carrying value of these notes by Ps.75.4 million (U.S.$6.9 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.161.6 million (U.S.$14.8 million) at December 31, 2007.

(4)
At December 31, 2007, fair value exceeded the carrying value of these notes by Ps.769.4 million (U.S.$70.4 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,174.0 million (U.S.$107.5 million) at December 31, 2007.

(5)
At December 31, 2007, fair value exceeded the carrying value of these notes by Ps.9.8 million (U.S.$0.9 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.23.1 million (U.S.$2.1 million) at December 31, 2007.

(6)
At December 31, 2007, fair value exceeded the carrying value of these notes by Ps.194.2 million (U.S.$17.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.868.9 million (U.S.$79.5 million) at December 31, 2007.

(7)
At December 31, 2007, carrying value exceeded the fair value of these notes by Ps.1.0 million (U.S.$0.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.244.6 million (U.S.$22.4 million) at December 31, 2007.

(8)
At December 31, 2007, carrying value exceeded the fair value of these notes by Ps.219.4 million (U.S.$20.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.208.6 million (U.S.$19.1 million) at December 31, 2007.

(9)
At December 31, 2007, fair value exceeded the carrying value of these notes by Ps.261.3 million (U.S.$23.9 million). At December 31, 2007, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.1,001.7 million (U.S.$91.7 million) at December 31, 2007.

(10)	Given the nature of these derivative instruments, an increase of 10% in the interest and or exchange rates would not have a significant impact on the fair value of these financial instruments.
We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2006		2007
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily short-term investments and long-term notes receivable	U.S.$	2,199.9	U.S.$	2,130.1
U.S. Dollar-denominated monetary liabilities, primarily senior debt securities and other notes payable		1,276.4		1,725.0

		(923.5)		(405.1)
Derivative instruments, net		6.3		4.7

Net asset position	U.S.$	(917.2)	U.S.$	(400.4)

At December 31, 2007, a hypothetical 5.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a gain in earnings of Ps.218.7 million. This depreciation rate is based on the December 31, 2007 forecast of the U.S. Dollar to Peso exchange rate for 2008 by the Mexican government for such year.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Based on the evaluation as of December 31, 2007, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
The Company’s management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There was no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
PricewaterhouseCoopers, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report which is included herein.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Francisco José Chévez Robelo is our audit committee financial expert. Mr. Francisco José Chévez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics
We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.
You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:
Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2006 and 2007.
The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2006 and 2007, and breaks down these amounts by category of service:

	2006		2007
	(in millions of Pesos in purchasing power
	as of December 31, 2007)
Audit Fees	Ps.	53.8	Ps.	54.6
Audit-Related Fees		14.5		3.8
Tax Fees		5.0		7.1
Other Fees		8.9		0.2

Total	Ps.	82.2	Ps.	65.7

“Audit Fees” are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.
“Audit-Related Fees” are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, advisory services associated with our financial reporting, and due diligence reviews in connection with potential acquisitions and business combinations.
“Tax Fees” are fees for professional services rendered by the Company’s independent auditor for tax compliance in connection with our subsidiaries and interests in the United States, as well as tax advice on actual or contemplated transactions.
“Other Fees” are fees charged by our independent auditor primarily for performing royalty compliance reviews in 2006 for certain revenue reported in our Programming Exports segment.
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

During 2006 and 2007, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Purchases of Equity Securities by Televisa(3)

					Maximum Number (or
				Total Number of	Appropriate Mexican Peso
				CPOs	Value) of CPOs
	Total Number			Purchased as part of	that May Yet Be
	of CPOs	Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased	Paid per CPO(1)		Plans or Programs	Plans or Programs(2)
January 1 to January 31	1,829,000		60.781037	137,464,600	Ps.	1,668,894,542
February 1 to February 29	2,700,000		63.355787	140,164,600		1,497,833,918
March 1 to March 31	9,799,400		62.136777	149,964,000		888,930,781
April 1 to April 30	5,698,400		64.364994	155,662,400		17,962,627,860
May 1 to May 31	9,876,000		62.924817	165,538,400		17,341,182,352
June 1 to June 30	11,100,000		59.819166	176,638,400		16,677,189,637
July 1 to July 31	2,550,000		58.156673	179,188,400		16,528,890,127
August 1 to August 31	5,815,000		54.979506	185,003,400		16,209,184,262
September 1 to September 30	4,646,500		55.973979	189,649,900		15,949,101,159
October 1 to October 31	3,150,000		53.401222	192,799,900		15,780,887,309
November 1 to November 30	7,375,500		50.823180	200,175,400		15,406,040,894
December 1 to December 31	2,649,900		52.808291	202,825,300		15,266,104,241
Total	67,189,700	Ps.	58.854755	202,825,300	Ps.	15,266,104,241

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)
Our share repurchase program was announced in September of 2002 and is set to expire December 31, 2008. Our share repurchase program is limited to a total amount of U.S.$400 million. The total amount of our share repurchase program was updated in accordance with the resolution of the Grupo Televisa S.A.B.’s general stockholders meeting, held on April 27, 2007.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican Peso
					Value) of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	350,000	Ps.	59.7301	59,513,300
February 1 to February 29	750,000		63.2971	60,263,300
March 1 to March 31	938,300		61.6196	61,201,600
April 1 to April 30	1,830,000		64.7597	63,031,600
May 1 to May 31	1,360,000		63.0424	64,391,600
June 1 to June 30	1,300,000		60.1698	65,691,600
July 1 to July 31	260,000		57.7627	65,951,600
August 1 to August 31	100,000		55.2000	66,051,600
September 1 to September 30	395,000		55.2544	66,446,600
October 1 to October 31	—		0.0000	66,446,600
November 1 to November 30	—		0.0000	66,446,600
December 1 to December 31	200,000		52.0463	66,646,600
Total	7,483,300	Ps.	61.6623	66,646,600

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

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
Item 18. Financial Statements
See pages F-1 through F-55, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following
(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2008.
2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended (the “2000 Form F-4”), and incorporated herein by reference).
2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).
2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).
2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).
2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).
2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).
2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).
2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).
2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2006 Form 20-F and incorporated herein by reference).
2.10	—	Form of Eleventh Supplemental Indenture related to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrants’s Registration Statement on Form F-4/A (File number 333-144460) (the 2007 Form F-4/A) and incorporated herein by reference).
2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008
2.12	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) (the “2007 Form F-6”) and incorporated herein by reference).
4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, (the “1993 Form F-4”) and incorporated herein by reference).
4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 (the “2001 Form 20-F”) and incorporated herein by reference).

Exhibit
Number		Description of Exhibits
4.3	—	Amended and Restated Program License Agreement, dated as of December 19, 2001, by and between Productora de Teleprogramas, S.A. de C.V. and Univision Communications Inc. (“Univision”) (previously filed with the Securities and Exchange Commission as Exhibit 10.7 to the 2001 Form F-4 and incorporated herein by reference).
4.4	—	Participation Agreement, dated as of October 2, 1996, by and among Univision, Perenchio, the Registrant, Venevision and certain of their respective affiliates (previously filed with the Securities and Exchange Commission as Exhibit 10.8 to Univision’s Registration Statement on Form S-1 (File number 333-6309) (the “Univision Form S-1”) and incorporated herein by reference).
4.5	—	Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and among Univision, Venevision and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 10.9 to the 2001 Form F-4 and incorporated herein by reference).
4.6	—	Co-Production Agreement, dated as of March 27, 1998, between the Registrant and Univision Network Limited Partnership (previously filed with the Securities and Exchange Commission as an Exhibit to Univision’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).
4.7	—	Program License Agreement, dated as of May 31, 2005, between Registrant and Univision (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).
4.8	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).
4.9	—	English translation of investment agreement, dated as of March 26, 2006, between Registrant and M/A and Gestora de Inversiones Audiovisuales La Sexta, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).
4.10	—	English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the Registrant and Banamex (the “May 2004 Credit Agreement”) and the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.9 to the 2004 Form 20-F and incorporated herein by reference).
4.11	—	English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.10 to the 2004 Form 20-F and incorporated herein by reference).
4.12	—	English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the Registrant and Banamex (the “October 2004 Credit Agreement”) and the October Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the 2004 Form 20-F and incorporated herein by reference).
4.13	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).
4.14	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).
4.15	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., Grupo Televisa, S.A.B. and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).
4.16	—	Full-Time Transponder Service Agreement, dated as of November _____, 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda.
4.17	—	Credit Agreement, dated as of December 19, 2007, by and among Empresas Cablevisión, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger.
8.1	—	List of Subsidiaries of Registrant.
12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.

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
Date June 25, 2008

GRUPO TELEVISA, S.A.B.

By:	/s/ Salvi Folch Viadero

Name: Salvi Folch Viadero
Title: Chief Financial Officer

By:	/s/ Jorge Lutteroth Echegoyen

Name: Jorge Lutteroth Echegoyen
Title: Vice President — Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position, present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2007 in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.
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
PricewaterhouseCoopers, S.C.
C.P.C. José Miguel Arrieta Méndez
Audit Partner

México, D. F.
June 24, 2008

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2006 and 2007
(In thousands of Mexican pesos in purchasing power as of December 31, 2007)
(Notes 1 and 2)

	Notes	2006		2007
ASSETS
Current:
Cash		Ps.	701,245	Ps.	843,531
Temporary investments			15,703,829		26,461,365

			16,405,074		27,304,896
Trade notes and accounts receivable, net	3		14,108,702		17,294,674
Other accounts and notes receivable, net			1,544,287		2,590,330
Due from affiliated companies	16		191,761		195,023
Transmission rights and programming	4		3,167,943		3,154,681
Inventories			801,943		833,996
Available-for-sale investment			12,266,318		—
Other current assets			800,068		653,260

Total current assets			49,286,096		52,026,860
Transmission rights and programming	4		3,557,738		5,252,748
Investments	5		5,959,873		8,115,584
Property, plant and equipment, net	6		21,764,425		25,171,331
Intangible assets and deferred charges, net	7		5,592,695		8,098,667
Other assets			25,325		38,286

Total assets		Ps.	86,186,152	Ps.	98,703,476

LIABILITIES
Current:
Current portion of long-term debt	8	Ps.	1,023,445	Ps.	488,650
Current portion of satellite transponder lease obligation	8		89,415		97,696
Trade accounts payable			3,580,467		4,457,519
Customer deposits and advances			17,528,635		17,145,053
Taxes payable			1,223,814		684,497
Accrued interest			271,915		307,814
Due to affiliated companies	16		39,566		127,191
Other accrued liabilities			2,124,712		2,173,926

Total current liabilities			25,881,969		25,482,346
Long-term debt, net of current portion	8		18,464,257		24,433,387
Satellite transponder lease obligation, net of current portion	8		1,162,531		1,035,134
Customer deposits and advances			278,282		2,665,185
Other long-term liabilities			541,671		2,849,369
Deferred taxes	19		1,544,741		1,272,834
Pension plans, seniority premiums and severance indemnities	10		297,824		314,921

Total liabilities			48,171,275		58,053,176

Commitments and contingencies	11
STOCKHOLDERS’ EQUITY
Capital stock issued, no par value	12		10,506,856		10,267,570
Additional paid-in capital			4,547,944		4,547,944

			15,054,800		14,815,514

Retained earnings:	13
Legal reserve			2,135,423		2,135,423
Reserve for repurchase of shares			4,626,882		1,240,869
Unappropriated earnings			17,343,579		21,713,378
Net income for the year			8,908,943		8,082,463

			33,014,827		33,172,133
Accumulated other comprehensive loss, net	14		(3,808,377)		(3,009,468)
Shares repurchased	12		(7,888,974)		(7,939,066)

			21,317,476		22,223,599

Total majority interest			36,372,276		37,039,113
Minority interest	15		1,642,601		3,611,187

Total stockholders’ equity			38,014,877		40,650,300

Total liabilities and stockholders’ equity		Ps.	86,186,152	Ps.	98,703,476

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Income
For the Years Ended December 31, 2005, 2006 and 2007
(In thousands of Mexican pesos in purchasing power as of December 31, 2007, except per CPO amounts)
(Notes 1 and 2)

	Notes	2005		2006		2007
Net sales	22	Ps.	35,068,013	Ps.	39,357,699	Ps.	41,561,526
Cost of sales (excluding depreciation and amortization)			15,927,359		16,791,197		18,128,007
Selling expenses (excluding depreciation and amortization)			2,877,753		3,130,230		3,277,526
Administrative expenses (excluding depreciation and amortization)			1,988,090		2,390,785		2,452,027
Depreciation and amortization	6 and 7		2,611,629		2,779,772		3,223,070

Operating income	22		11,663,182		14,265,715		14,480,896
Other expense, net	17		770,899		888,070		953,352
Integral cost of financing, net	18		1,923,961		1,141,028		410,214
Equity in (earnings) losses of affiliates, net	5		(172,913)		624,843		749,299

Income before income taxes			9,141,235		11,611,774		12,368,031
Income taxes	19		811,076		2,092,478		3,349,641

Income before cumulative loss of accounting change			8,330,159		9,519,296		9,018,390
Cumulative loss of accounting change, net	1(n)(r)		546,386		—		—

Consolidated net income			7,783,773		9,519,296		9,018,390
Minority interest net income	15		1,170,359		610,353		935,927

Majority interest net income	13	Ps.	6,613,414	Ps.	8,908,943	Ps.	8,082,463

Majority interest net income per CPO	20	Ps.	2.27	Ps.	3.07	Ps.	2.84

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Mexican pesos in purchasing power as of December 31, 2007)
(Notes 1 and 2)

								Accumulated
	Capital							Other
	Stock		Additional		Retained			Comprehensive		Shares	Total		Minority		Total
	Issued		Paid-In		Earnings			Loss		Repurchased	Majority		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)			(Note 14)		(Note 12)	Interest		(Note 15)		Equity
Balance at January 1, 2005	Ps.	10,677,114	Ps.	4,547,944	Ps.	25,586,027	Ps.	(2,858,311)	Ps.	(7,022,500)	Ps.	30,930,274	Ps.	(134,482)	Ps.	30,795,792
Dividends		—		—		(4,648,726)		—		—		(4,648,726)		—		(4,648,726)
Repurchase of capital stock		—		—		—		—		(1,289,552)		(1,289,552)		—		(1,289,552)
Sale of repurchase shares		—		—		(366,181)		—		705,792		339,611		—		339,611
Increase in minority interest		—		—		—		—		—		—		1,053,123		1,053,123
Stock-based compensation		—		—		349,302		—		—		349,302		—		349,302
Comprehensive income (loss)		—		—		6,613,414		(970,514)		—		5,642,900		—		5,642,900

Balance at December 31, 2005		10,677,114		4,547,944		27,533,836		(3,828,825)		(7,606,260)		31,323,809		918,641		32,242,450
Dividends		—		—		(1,161,839)		—		—		(1,161,839)		—		(1,161,839)
Share cancellation		(170,258)		—		(1,575,231)		—		1,745,489		—		—		—
Repurchase of capital stock		—		—		—		—		(3,224,515)		(3,224,515)		—		(3,224,515)
Sale of repurchase shares		—		—		(609,049)		—		1,196,312		587,263		—		587,263
Increase in minority interest		—		—		—		—		—		—		723,960		723,960
Benefit from capital contribution of minority interest in Sky		—		—		385,596		—		—		385,596		—		385,596
Loss on minority interest acquisition of Sky		—		—		(711,311)		—		—		(711,311)		—		(711,311)
Stock-based compensation		—		—		243,882		—		—		243,882		—		243,882
Comprehensive income		—		—		8,908,943		20,448		—		8,929,391		—		8,929,391

Balance at December 31, 2006		10,506,856		4,547,944		33,014,827		(3,808,377)		(7,888,974)		36,372,276		1,642,601		38,014,877
Dividends		—		—		(4,506,492)		—		—		(4,506,492)		—		(4,506,492)
Share cancellation		(239,286)		—		(3,386,013)		—		3,625,299		—		—		—
Repurchase of capital stock		—		—		—		—		(3,948,331)		(3,948,331)		—		(3,948,331)
Sale of repurchase shares		—		—		(173,169)		—		272,940		99,771		—		99,771
Increase in minority interest		—		—		—		—		—		—		1,968,586		1,968,586
Stock-based compensation		—		—		140,517		—		—		140,517		—		140,517
Comprehensive income		—		—		8,082,463		798,909		—		8,881,372		—		8,881,372

Balance at December 31, 2007	Ps.	10,267,570	Ps.	4,547,944	Ps.	33,172,133	Ps.	(3,009,468)	Ps.	(7,939,066)	Ps.	37,039,113	Ps.	3,611,187	Ps.	40,650,300

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Financial Position
For Years Ended December 31, 2005, 2006 and 2007
(In thousands of Mexican pesos in purchasing power as of December 31, 2007)
(Notes 1 and 2)

	2005		2006		2007
Operating activities:
Consolidated net income	Ps.	7,783,773	Ps.	9,519,296	Ps.	9,018,390
Adjustments to reconcile net income to resources provided by operating activities:
Equity in (earnings) losses of affiliates		(172,913)		624,843		749,299
Depreciation and amortization		2,611,629		2,779,772		3,223,070
Impairment of long-lived assets and other amortization		105,314		176,884		541,996
Deferred taxes		(850,520)		1,292,645		(358,122)
Loss on disposition of available-for sale investment in Univision		—		—		565,862
Loss (gain) on disposition of affiliates		184,904		(19,556)		(41,527)
Stock-based compensation		—		243,882		140,517
Cumulative loss of accounting change		546,386		—		—

		10,208,573		14,617,766		13,839,485

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade notes and accounts receivable, net		(2,474,612)		894,378		(3,090,936)
Transmission rights and programming		1,054,584		778,059		(1,878,256)
Inventories		50,276		(112,827)		(32,053)
Other accounts and notes receivable and other current assets		860,008		(1,104,190)		(443,962)
Increase (decrease) in:
Customer deposits and advances		2,411,073		(1,676,832)		1,840,116
Trade accounts payable		807,911		390,413		840,911
Other liabilities, taxes payable and deferred taxes		(801,669)		560,690		519,488
Pension plans, seniority premiums and severance indemnities		80,598		90,360		17,097

		1,988,169		(179,949)		(2,227,595)

Resources provided by operating activities		12,196,742		14,437,817		11,611,890

Financing activities:
Issuance of Senior Notes due 2025		6,883,712		—		—
Issuance of Senior Notes due 2037		—		—		4,500,000
Empresas Cablevisión’s long-term loan due 2012		—		—		2,457,495
Prepayments of Senior Notes and UDIs denominated Notes		(6,131,987)		—		(1,017,093)
Prepayments of Senior Notes due 2013		—		(3,315,749)		—
Other increase in debt		—		3,631,565		50,051
Other decrease in debt		(5,808,505)		(888,623)		(675,234)
Repurchase and sale of capital stock		(949,941)		(2,637,252)		(3,848,560)
Dividends paid		(4,648,726)		(1,161,839)		(4,506,492)
Gain on valuation of available-for-sale investments		—		(565,862)		—
Loss on minority interest acquisition of Sky		—		(711,311)		—
Benefit from capital contribution of minority interest in Sky		—		385,596		—
Minority interest		(117,236)		113,607		1,032,659
Translation effect		121,145		17,202		32,877

Resources used for financing activities		(10,651,538)		(5,132,666)		(1,974,297)

Investing activities:
Due from affiliated companies, net		577,463		(644,409)		32,636
Investments		(1,297,043)		(4,938,453)		(3,385,342)
Disposition of investments		113,379		7,194,364		700,689
Investments in property, plant and equipment		(2,956,172)		(3,428,532)		(3,915,439)
Disposition of property, plant and equipment		342,256		532,676		704,310
Investments in goodwill and other intangible assets		(1,790,712)		(1,224,707)		(3,310,968)
Disposition of goodwill and other intangible assets		728,683		5,924,375		—
Available-for-sale investment in shares of Univision		—		(12,266,318)		12,266,318
Acquisition of Telecom net assets		—		—		(1,975,666)
Other assets		126,367		(4,026)		7,430

Resources (used for) provided by investing activities		(4,155,779)		(8,855,030)		1,123,968

Net (decrease) increase in cash and temporary investments		(2,610,575)		450,121		10,761,561
Net increase in cash and temporary investments upon Telecom acquisition		—		—		138,261
Cash and temporary investments at beginning of year		18,565,528		15,954,953		16,405,074

Cash and temporary investments at end of year	Ps.	15,954,953	Ps.	16,405,074	Ps.	27,304,896

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2005, 2006 and 2007
(In thousands of Mexican pesos in purchasing power as of December 31, 2007, except per CPO, per share and exchange rate amounts)
1. Accounting Policies
The principal accounting policies followed by Grupo Televisa, S.A.B. (the “Company”) and its consolidated entities (collectively, the “Group”) and observed in the preparation of these consolidated financial statements are summarized below.
(a) Basis of Presentation
The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”), and include the recognition of the effects of inflation on financial information.
Mexican FRS are comprised of: (i) Financial Reporting Standards (“Normas de Información Financiera” or “NIF”) and NIF Interpretations (“Interpretaciones a las NIF” or “INIF”) issued by the CINIF; (ii) Bulletins of generally accepted accounting principles in Mexico (“Mexican GAAP”) issued through May 2004 by the Mexican Institute of Public Accountants (“MIPA”) that have not been modified, replaced or superseded by new NIF; and (iii) International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) that are supplementary in Mexico when no general or specific guidance is provided by either NIF or applicable Bulletins of Mexican GAAP.
The consolidated financial statements include the net assets and results of operations of all companies in which the Company has a controlling interest (subsidiaries). The consolidated financial statements also include the accounts of variable interest entities in which the Group is deemed the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. See Note 1(b) for further discussion of all variable interest entities. All significant intercompany balances and transactions have been eliminated from the financial statements.
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
These consolidated financial statements were authorized for issuance on June 20, 2008, by the Group’s Chief Financial Officer.

(b) Members of the Group
At December 31, 2007, the Group consisted of the Company and various consolidated entities, including the following:

	Company’s
Consolidated Entities	Ownership(1)	Business Segments(2)
Telesistema Mexicano, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V.	100%	Television Broadcasting, Pay Television Networks and Programming Exports
Televisión Independiente de México, S.A. de C.V. and subsidiaries	100%	Television Broadcasting
TuTv, LLC (“TuTv”)(3)	50%	Pay Television Networks
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Publishing Distribution
Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky”)(3)	58.7%	Sky
Empresas Cablevisión, S. A. B. de C.V. (“Empresas Cablevisión”) and subsidiaries	51%	Cable and Telecom
Paxia, S.A. de C.V., including its investment in Alvafig, S.A. de C.V. (“Alvafig”)(3)	100%	Cable and Telecom
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries	100%	Other Businesses
CVQ Espectáculos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the holding entity.

(2)	See Note 22 for a description of each of the Group’s business segments.

(3)
The Group has identified Sky, TuTv and Alvafig as variable interest entities and the Group as the primary beneficiary of the investment in each of these entities. The Group has 58.7% interest in Sky, a satellite television provider. TuTv is a 50% joint venture with Univision Communications Inc. (“Univision”), engaged in the distribution of the Group’s Spanish-speaking programming packages in the United States. Alvafig is a holding company owning 49% of the equity in Cablemás, S.A. de C.V. (“Cablemás”), the second largest cable operator in Mexico (see Notes 2 and 5).

The Group’s Television Broadcasting, Sky, Cable and Telecom, and Radio businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term. Additionally, the Group’s Sky business in certain Central American and Caribbean countries requires concessions granted by local regulatory authorities for a fixed term and subject to renewal. At December 31, 2007, the expiration dates of the Group’s concessions and permit were as follows:

Businesses	Expiration Dates
Television Broadcasting	In 2021
Sky	Various from 2020 to 2027
Cable and Telecom	Various from 2018 to 2030
Radio	Various from 2008 to 2016
Gaming	In 2030
(c) Foreign Currency Translation
Monetary assets and liabilities of Mexican companies denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Resulting exchange rate differences are recognized in income for the year, within integral cost of financing.
Assets, liabilities and results of operations of non-Mexican subsidiaries are first converted to Mexican FRS, including restating to recognize the effects of inflation based on the inflation of each foreign country, and then translated to Mexican pesos utilizing the exchange rate as of the balance sheet date at year-end. Resulting translation differences are recognized in equity as part of the other comprehensive income or loss. Assets and liabilities of non-Mexican operations that are integral to Mexican operations are converted to Mexican FRS and translated to Mexican pesos by utilizing the exchange rate of the balance sheet date at year-end for monetary assets and liabilities, with the related adjustment included in net income, and historical exchange rates for non-monetary items.

In connection with its investment in shares of Univision, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S.-dollar-denominated Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$971.9 million as of December 31, 2006. The investment in shares of Univision was disposed by the Group in March 2007, and through that date any foreign exchange gain or loss attributable to this long-term debt was credited or charged directly to equity (other comprehensive income or loss) (see Notes 2 and 9).
(d) Temporary Investments
The Group considers all highly liquid investments with original maturities of one year or less, to be temporary investments. Temporary investments are valued at market value.
As of December 31, 2006 and 2007, temporary investments consisted of fixed short-term deposits, structured notes and corporate fixed income securities (primarily U.S. dollars and Mexican pesos), with an average yield of approximately 4.69% for U.S. dollar deposits and 7.38% for Mexican peso deposits in 2006, and approximately 5.34% for U.S. dollar deposits and 7.18% for Mexican peso deposits in 2007.
(e) Transmission Rights and Programming
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
(f) Inventories
Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Inventories are restated by using the NCPI factors and specific costs for some of these assets, which are determined by the Group on the basis of last purchase price.
(g) Investments
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
Investments in debt securities that the Group has the ability and intent to hold to maturity are classified as investments “held-to-maturity,” and reported at amortized cost. Investments in debt securities not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (see Notes 5 and 14).
Other investments are accounted for at cost.

(h) Property, Plant and Equipment
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
Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, from 5 to 20 years for buildings improvements, from 3 to 20 years for technical equipment and from 3 to 10 years for other property and equipment.
(i) Intangible Assets and Deferred Financing Costs
Intangible assets and deferred financing costs are recognized at cost and thereafter restated using the NCPI.
Intangible assets are composed of goodwill, publishing trademarks, television network concession, licenses and software, subscriber list and other items. Goodwill, publishing trademarks and television network concession are intangible assets with indefinite lives and are not amortized. Indefinite-lived intangibles are assessed annually for impairment or more frequently, if circumstances indicate a possible impairment exists. Licenses and software, subscriber list and other items are intangible assets with finite lives and are amortized, on a straight-line basis, over their estimated useful lives, which range principally from 3 to 20 years.
Deferred financing costs consist of fees and expenses incurred in connection with the issuance of long-term debt. These financing costs are amortized over the period of the related debt (see Note 7).
(j) Impairment of Long-lived Assets
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
(k) Customer Deposits and Advances
Customer deposit and advance agreements for television advertising services provide that customers receive preferential prices that are fixed for the contract period, for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day, rating and type of programming.
Customer deposits and advances for television advertising services are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances are restated to recognize the effects of inflation by using the NCPI.
(l) Stockholders’ Equity
The capital stock and other stockholders’ equity accounts (other than the result from holding non-monetary assets account and the foreign currency translation adjustments account) include the effect of restatement, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated to the most recent period end. The restatement represents the amount required to maintain the contributions, share repurchases and accumulated results in Mexican pesos in purchasing power as of December 31, 2007.
(m) Revenue Recognition
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

•	The revenue from publishing distribution is recognized upon distribution of the products.
•	Sky program service revenues, including advances from customers for future DTH program services and installation fees, are recognized at the time the DTH service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•	Revenues from telecommunications and data services are recognized in the period in which these services are provided.
•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.
(n) Pension Plans, Seniority Premiums and Severance Indemnities
Plans exist for pension and retirement payments for substantially all of the Group’s employees, funded through an irrevocable trust. Payments to the trust are determined in accordance with actuarial computations of funding requirements. Pension payments are made by the trust administrators.
Increases or decreases in the seniority premium liability are based upon actuarial calculations.
Beginning January 1, 2005, severance indemnities to dismissed personnel, other than those arising from restructurings, are recognized based upon actuarial calculations. Before that date, severance indemnities to dismissed personnel were charged to income in the year in which they were incurred. In connection with this accounting change, the Group recognized a cumulative loss effect of accounting change in the amount of Ps.197,084, net of an income tax benefit of Ps.84,465, for the year ended December 31, 2005.
(o) Income Taxes
The income taxes and the asset tax are recognized in income as they are incurred.
The recognition of deferred income taxes is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.
(p) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative financial instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2005, 2006 and 2007, none of the Group’s derivatives qualified for hedge accounting.

(q) Comprehensive Income
Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
(r) Stock-based Compensation
In 2005, the Group adopted the guidelines of the IFRS 2, “Share-based payment,” issued by the IASB. IFRS 2 requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). Before adopting IFRS 2, the Group recognized these equity benefits in consolidated stockholders’ equity, when such benefits became vested. In connection with the adoption of IFRS 2, the Group recognized a non-taxable cumulative loss of accounting change at December 31, 2005, in the amount of Ps.349,302, which was reflected in its consolidated statement of income for the year then ended. Adoption of IFRS 2 is required under the scope of Mexican FRS NIF A-8, Supplementary Financial Reporting Standards. The Group recognized a stock-based compensation expense of Ps.243,882 and Ps.140,517 for the years ended December 31, 2006 and 2007, respectively, which was accounted for in consolidated income as an administrative expense.
(s) Prior Years’ Financial Statements
The Group’s financial statements for prior years have been restated to Mexican pesos in purchasing power as of December 31, 2007, by using a restatement factor derived from the change in the NCPI, which for 2005 and 2006 was 1.0796 and 1.0375, respectively. Had the alternative weighted average factor allowed under Mexican FRS been applied to restate the Group’s financial statements for prior years, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor for 2005 and 2006 would have been 1.0821 and 1.0400, respectively.

The NCPI at December 31 was:
2004	112.550
2005	116.301
2006	121.015
2007	125.564
Beginning in January 2007, the Group adopted the provisions of Mexican FRS NIF B-3, Statement of Income, and INIF 4, Presentation of the Employees’ Profit Sharing in the Statement of Income. Accordingly, the Group’s consolidated statements of income for the years ended December 31, 2005 and 2006 have been reclassified to conform to the presentation required by these provisions, and included the reclassification of restructuring and non-recurring charges and statutory employees’ profit sharing that were previously reported as separate lines into the other expense, net line.
(t) Recently Issued Mexican FRS
In August 2007, the CINIF issued three new standards that became effective as of January 1, 2008, as follows:
NIF B-10, Effects of Inflation, establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, and does not provide standards for valuation of any assets or liabilities. NIF B-10 provides criteria for identifying both inflationary and non- inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. NIF B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by NIF B-10. Since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the Mexican companies in the Group ceased recognizing the effects of inflation in financial statements beginning January 1, 2008. In addition, effective January 1, 2008, the Group classified in retained earnings the outstanding balances of cumulative loss from holding non-monetary assets and accumulated monetary loss in the aggregate amount of Ps.2,672,502, in accordance with the guidelines provided by NIF B-10 (see Note 14).

NIF D-3, Benefits to Employees, replaces the previous Mexican GAAP Bulletin D-3, Labor Obligations, and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. NIF D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). NIF D-3 eliminates the recognition of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. NIF D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, NIF D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees. The provisions of NIF D-3 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF D-4, Income Taxes, replaces the previous Mexican GAAP Bulletin D-4, Accounting for income tax, asset tax and employees’ profit sharing, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. NIF D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, now is under the scope of NIF D-3. NIF D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, NIF D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. The provisions of NIF D-4 are not expected to have a significant effect on the Group’s consolidated financial statements. Effective January 1, 2008, the Group classified in retained earnings the outstanding balance of cumulative loss effect of deferred income taxes in the amount of Ps.3,224,437, in accordance with the guidelines provided by NIF D-4 (see Note 14).
In November 2007, the CINIF issued two standards that became effective as of January 1, 2008, as follows:
NIF B-2, Statement of Cash Flows, requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method). Restatement of financial statements for years provided before 2008 is not required by NIF B-2.
NIF B-15, Translation of Foreign Currencies, replaces the previous Mexican GAAP Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations, and introduces the concepts of accounting currency, functional currency and reporting currency. NIF B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. NIF B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by NIF B-15. The provisions of NIF B-15 are not expected to have a significant effect on the Group’s consolidated financial statements.
In December 2007, the CINIF issued the INIF 8, Effects of the Flat Rate Business Tax. This Interpretation became effective in October 2007, and requires a company to evaluate the effects of the new Flat Rate Business Tax that became effective in Mexico beginning in January 2008, on its deferred income tax asset or liability position for the fourth quarter of 2007, based on projected results of operations for periods beginning in 2008. The provisions of INIF 8 did not have a significant effect on the Group’s consolidated financial statements.
2. Acquisitions, Investments and Dispositions
In October 2005, in a series of related transactions, the Group disposed its 30% interest in DTH TechCo Partners (“TechCo”), a general partnership that provided technical services to DTH ventures in Latin America through September 2005, and was released of any obligation in connection with a guarantee granted by the Group in respect of certain TechCo’s indebtedness. As a result of this disposal, the Group recognized a pretax loss of approximately Ps.172,896 as other expense, which primarily consisted of the aggregate amount of the carrying value of the Group’s net investment in TechCo, which included amounts receivable in connection with long-term loans made by the Group to TechCo (see Note 17).

In October 2005, the Group acquired 40% of the outstanding capital stock of Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”) for an aggregate amount of approximately €1.2 million euros (Ps.16,541). In November 2005, the government of Spain granted a concession to La Sexta to operate for 10 years a free-to-air television channel, which started operations in March 2006. During 2006 and 2007, the Group made additional capital contributions related to its 40% interest in La Sexta in the amount of approximately €104.6 million euros (Ps.1,535,176) and €65.9 million euros (Ps.1,004,697), respectively. The Group’s investment in La Sexta is accounted for using the equity method. Also, in connection with this investment and the framework agreement entered into by the Company in March 2006 with the MediaPro Group and the Grupo Árbol (the controlling partners of the company that holds a majority equity interest in La Sexta), the Group received, among other rights: (i) a call option under which the Group could subscribe, at a price of €80 million euros, a certain percentage of the capital stock of Imagina Media Audiovisual, S. A. (“Imagina”), the parent company that holds all of the shares of the MediaPro Group and the Grupo Árbol; and (ii) a right of first refusal until June 2011 to acquire a certain percentage of the capital stock of Imagina. During 2007, a third party acquired a 20% stake in Imagina. As a result of this acquisition, Imagina paid the Company €29 million euros (Ps.462,083) as a termination fee for the cancellation of the call option to subscribe a certain percentage of the capital stock of Imagina (see Notes 5, 11 and 17).
In October 2005, the Group agreed to participate with a 25% interest in Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), a low-cost carrier airline with a concession to operate in Mexico. In 2005 and 2006, the Group made initial capital contributions in Volaris in the amount of U.S.$25.0 million (Ps.292,412) and U.S.$7.5 million (Ps.87,408), respectively. The Group’s investment in Volaris is accounted for using the equity method (see Note 5).
In November 2005, the Group completed the acquisition of all of the outstanding equity of Comtelvi, S. de R. L. de C.V. (“Comtelvi”), an entity owned by a third party that at the time of acquisition had structured note investments and other financial instrument assets and liabilities, as well as tax losses of approximately Ps.3,575,276 that were used by the Group in the fourth quarter of 2005 (see Note 19). The total consideration paid in connection with this acquisition was the equivalent of U.S.$39.1 million (Ps.458,223).
In December 2005, the Group entered into a series of agreements to acquire certain operating assets, which were owned by Editora Cinco, S.A., a Colombian publisher, comprising primarily a group of magazine publishing trademarks and related rights in Mexico, Colombia, Chile and the United States, in an aggregate amount of approximately U.S.$15.0 million (Ps.172,448).
In February 2006, affiliates of The DIRECTV Group, Inc. (“DIRECTV”) completed the acquisition of equity interests in Sky, which were formerly held by News Corporation (“News Corp.”) and Liberty Media Corp. (“Liberty Media”). This acquisition included the capitalization of the purchase price of the list of subscribers sold by DIRECTV Mexico to Sky in the aggregate amount of Ps.665,653. As a result of these transactions, the Group’s equity stake in Sky was reduced from 60% to 52.7%, and DIRECTV became the owner of the remaining 47.3% stake. In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky that DIRECTV acquired from Liberty Media. This minority interest acquisition amounted to approximately U.S.$58.7 million (Ps.699,891), and was financed with cash on hand. After this transaction, the Group (i) increased its equity stake in Sky from 52.7% to 58.7%, and DIRECTV became the owner of the remaining 41.3%; and (ii) recognized the excess of the purchase price over the carrying value of this minority interest as a capital distribution made to DIRECTV in the amount of Ps.711,311.
In March 2006, the Group acquired a 50% interest in Televisión Internacional, S. A. de C. V. (“TVI”), a cable television company with a license to operate in the city of Monterrey and surrounding areas, which expires in 2026, in the amount of Ps.798,304, which was substantially paid in cash. In conjunction with this transaction, the Group provided TVI with a short-term financing at the acquisition date in the principal nominal amount of Ps.240,589, with an annual interest rate equal to the Mexican inter-bank rate plus 150 basis points, and maturity in March 2007, and paid a first purchase price adjustment in the second quarter of 2006, in the amount of Ps.19,287. Also, during the first half of 2007, the Group (i) paid a second purchase price adjustment in the amount of Ps.19,155; (ii) recognized a final third purchase price adjustment to be paid in 2008, subject to certain conditions, in the amount of Ps.18,417; and (iii) capitalized all of the amounts receivable from TVI in the aggregate amount of Ps.269,028, in connection with the short-term financing provided at the acquisition date. In the third quarter of 2007, the Group completed a final valuation of this acquisition and recognized a related goodwill in the amount of Ps.405,264. This transaction was approved by the Mexican regulatory authorities in 2007 (see Notes 5 and 7).

Beginning in the third quarter of 2006, the Group announced its intention to have its investment in shares and warrants of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. Accordingly, the Group (i) classified its investment in shares of Univision common stock as a current available-for-sale financial asset; (ii) discontinued the recognition of any equity method result related to this investment; (iii) recorded this financial asset at fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity as accumulated other comprehensive income or loss; and (iv) this financial asset was hedged by the Group’s outstanding Senior Notes due 2011, 2025 and 2032, in the aggregate amount of approximately U.S.$971.9 million. As of December 31, 2006, the Group owned 16,594,500 shares Class “A” and 13,593,034 shares Class “T” of common stock of Univision, as well as warrants to acquire 6,374,864 shares Class “A” and 2,727,136 shares Class “T” of common stock of Univision, most of which had an exercise price of U.S.$38.261 per share and expired in December 2017. Most of the warrants to acquire shares of Univision common stock did not have a carrying value at December 31, 2006, since the exercise price was greater than the tender offer price. The proposed merger was concluded by Univision on March 29, 2007, and the 30,187,534 shares of Univision common stock owned by the Group were converted, like all shares of Univision common stock, into cash at U.S.$36.25 per share. Also, under the terms of the merger agreement, all of the Group’s warrants to acquire shares of Univision common stock were cancelled. The aggregate cash amount received by the Group in connection with the closing of this merger was of approximately U.S.$1,094.4 million (Ps.12,385,515). As a result of this disposition, the Group recognized in consolidated income for the year ended December 31, 2007, a non-cash loss of Ps.669,473 (see Notes 1 (c), 9, 11,14 and 17).
In November 2006, the Group invested U.S.$258 million (Ps.2,943,986) in convertible debentures of Alvafig, S.A. de C.V. (“Alvafig”), which holds 49% of the voting equity of Cablemás. These debentures are convertible into 99.99% of the equity of Alvafig and have a five-year maturity. Annual interest on these debentures is 8% in the first year and 10% in the remaining four years, and is payable on an annual basis. Cablemás is the second largest cable operator in Mexico operating in 48 cities. The conversion of these debentures into equity of Alvafig is subject to approval by the Mexican regulatory authorities and the compliance with certain regulatory requirements. The debentures cannot be called before maturity by the issuer, and are secured by substantially all of the outstanding shares of common stock of Alvafig. In February 2008, the Group made an additional investment of U.S.$100 million (Ps.1,082,560) in convertible debentures of Alvafig, which proceeds were used by this entity to increase its interest in the outstanding equity of Cablemás to approximately 54.6%, and retain a 49% of the voting equity of Cablemás (see Notes 1 (b) and 5).
In August 2007, the Group acquired substantially all of the outstanding shares of capital stock of Editorial Atlántida, S.A. (“Atlántida”), a leading magazine publishing company in Argentina, in the aggregate amount of approximately U.S.$78.8 million (Ps.885,377), which was paid in cash. The Group completed a purchase price allocation of this transaction and recognized a related goodwill in the amount of Ps.668,338 (see Note 7).
In August 2007, the Group announced an agreement signed by Cablestar, S.A. de C.V. (“Cablestar”), an indirect subsidiary of the Company and Empresas Cablevisión, to acquire the majority of the assets of Bestel, S.A. de C.V. (“Bestel”), a Mexican facilities-based telecommunications company engaged in providing data and long-distance services solutions to carriers and other telecommunications service providers through a fiber-optic network of approximately 8,000 kilometers that covers the most important cities and economic regions of Mexico and crosses directly into the United States in the cities of San Antonio, Texas and San Diego, California. In December 2007, after obtaining the approval from the Mexican regulatory authorities, Cablestar completed this transaction by acquiring, at an aggregate purchase price of U.S.$256 million (Ps.2,772,352), all of the outstanding equity of Letseb, S.A. de C.V. (“Letseb”) and Bestel USA, Inc. (“Bestel USA”), the companies that owned the majority of assets of Bestel. In connection with this acquisition: (i) Cablestar made an additional capital contribution to Letseb in the amount of U.S.$69 million (Ps.747,236), which was used by Letseb to pay certain pre-acquisition liabilities; (ii) the Company granted a guarantee to a third-party creditor for any amounts payable in connection with a Letseb’s long-term liability in the amount of U.S.$80 million; (iii) Empresas Cablevisión issued long-term debt to finance this acquisition in the amount of U.S.$225 million (Ps.2,457,495); (iv) Cablemás and TVI made capital contributions for an aggregate amount of U.S.$100 million related to their aggregate 30.8% minority interest in Cablestar; and (v) Cablestar recognized an excess of the purchase price over the carrying value of the acquired net assets in the amount of approximately Ps.1,552,054, based upon a preliminary valuation. The Group expects to complete a final valuation and purchase price allocation of this transaction in the first half of 2008 (see Notes 7 and 8).
3. Trade Notes and Accounts Receivable
Trade notes and accounts receivable as of December 31, consisted of:

	2006		2007
Non-interest bearing notes received from customers as deposits and advances	Ps.	12,406,785	Ps.	14,753,180
Accounts receivable, including value-added tax receivables related to advertising services		2,773,345		3,507,639
Allowance for doubtful accounts		(1,071,428)		(966,145)

	Ps.	14,108,702	Ps.	17,294,674

4. Transmission Rights and Programming
At December 31, transmission rights and programming consisted of:

	2006		2007
Transmission rights	Ps.	3,721,400	Ps.	5,439,918
Programming		3,004,281		2,967,511

		6,725,681		8,407,429

Non-current portion of:
Transmission rights		1,950,823		3,626,320
Programming		1,606,915		1,626,428

		3,557,738		5,252,748

Current portion of transmission rights and programming	Ps.	3,167,943	Ps.	3,154,681

5. Investments
At December 31, the Group had the following investments:

					Ownership%
					as of December 31,
	2006		2007		2007
Accounted for by the equity method:
Cablemás(a)	Ps.	2,978,532	Ps.	3,208,265	49%
La Sexta (see Note 2)		757,166		1,238,576	40%
Ocesa Entretenimiento, S. A. de C. V. (“OCEN”)(b)		522,808		448,158	40%
Volaris (see Note 2)		266,970		202,949	25%
TVI (see Note 2)		101,407		324,508	50%
Other		99,518		132,758

		4,726,401		5,555,214

Other investments:
Held-to-maturity debt securities (see Note 1(g))(c)		940,238		2,525,204
TVI (see Note 2)		266,378		—
Other		26,856		35,166

		1,233,472		2,560,370

	Ps.	5,959,873	Ps.	8,115,584

(a)
The Group has identified Alvafig as a variable interest entity, and the Group as the primary beneficiary of the investment in this entity. Hence, the assets of Alvafig, consisting of a 49% equity interest in Cablemás (including goodwill of Ps.1,870,393), as well as its liabilities and results of operations have been included in the consolidated financial statements of the Company (see Notes 1 (b) and 2).

(b)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. (“CIE”), and is engaged in the live entertainment business in Mexico. In the third quarter of 2006, and in the second and third quarter of 2007, OCEN paid dividends to the Group in the aggregate amount of Ps.106,429 and Ps.94,382 respectively (see Note 16).

(c)	Held-to-maturity securities represent structured notes and corporate fixed income securities with long-term maturities. These investments are stated at cost.

The Group recognized equity in comprehensive income (loss) of affiliates for the years ended December 31, 2005, 2006 and 2007, as follows:

	2005		2006		2007
Equity in earnings (losses) of affiliates, net	Ps.	172,913	Ps.	(624,843)	Ps.	(749,299)
Equity in other comprehensive (loss) income of affiliates:
Foreign currency translation adjustments, net		(313,807)		578,481		171,297
Result from holding non-monetary assets, net		(960)		(7,161)		2,151
(Loss) gain on equity accounts, net		(204,485)		57,930		5,382

	Ps.	(346,339)	Ps.	4,407	Ps.	(570,469)

6. Property, Plant and Equipment, Net
Property, plant and equipment as of December 31, consisted of:

	2006		2007
Buildings	Ps.	8,709,933	Ps.	9,178,003
Buildings improvements		1,694,047		1,715,965
Technical equipment(1)		20,875,135		26,330,386
Satellite transponders		1,757,780		1,789,890
Furniture and fixtures		597,683		672,426
Transportation equipment		1,310,538		1,411,444
Computer equipment		1,653,994		2,162,639

		36,599,110		43,260,753
Accumulated depreciation		(20,180,600)		(22,750,195)

		16,418,510		20,510,558
Land		4,138,684		4,232,721
Construction in progress		1,207,231		428,052

	Ps.	21,764,425	Ps.	25,171,331

(1)	In 2007 includes telecommunications facilities in connection with the acquisition of Letseb and Bestel USA (see Note 2).
At December 31, 2006 and 2007, the Group’s Mexican subsidiaries had technical, transportation and computer equipment of non-Mexican origin totaling Ps.5,022,958 and Ps.5,029,332, respectively, net of accumulated depreciation (see Note 1(h)).
Had the NCPI been applied to restate all of the Group’s net equipment, the net balance of property, plant and equipment as of December 31, 2006 and 2007 would have been Ps.22,032,839 and Ps.25,190,443, respectively.
Depreciation charged to income in 2005, 2006 and 2007 was Ps.2,250,354, Ps.2,438,234 and Ps.2,793,310, respectively.
Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”, formerly PanAmSat Corporation) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). As of December 31, 2006 and 2007, satellite transponders, net of accumulated depreciation, amounted to Ps.1,015,607 and Ps.914,832, respectively.

7. Intangible Assets and Deferred Charges, Net
The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2006						2007
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	2,267,077					Ps.	3,978,277
Publishing and TVI trademarks						602,741						806,278
Television network concession						650,603						650,603
TVI concession						147,108						262,925
Telecom concession						—						29,113
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	845,232	Ps.	(475,648)		369,584	Ps.	1,026,841	Ps.	(632,998)		393,843
Subscriber list Sky		615,449		(302,041)		313,408		749,945		(461,509)		288,436
Subscriber list TVI		50,887		—		50,887		52,495		(13,011)		39,484
Leasehold improvements		280,282		(71,825)		208,457		821,257		(138,663)		682,594
Other intangible assets		266,175		(127,657)		138,518		294,035		(157,214)		136,821
Deferred financing costs (see Note 8)		1,085,933		(241,621)		844,312		1,107,744		(277,451)		830,293

	Ps.	3,143,958	Ps.	(1,218,792)	Ps.	5,592,695	Ps.	4,052,317	Ps.	(1,680,846)	Ps.	8,098,667

Amortization of intangible assets with finite lives (other than goodwill) and deferred financing costs charged to income in 2005, 2006 and 2007, was Ps.458,557, Ps.424,958 and Ps.478,063, respectively, of which Ps.51,903, Ps.49,849 and Ps.48,303 in 2005, 2006 and 2007, respectively, were recorded as interest expense (see Note 18) and Ps.45,379 and Ps.33,571 in 2005 and 2006, respectively, were recorded as other expense in connection with the extinguishment of long-term debt (see Note 17).
The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2007, were as follows:

					Foreign
	Balance as of				Currency						Balance as of
	December 31,				Translation		Adjustments/		Impairment		December 31,
	2006		Acquisitions		Adjustments		Reclassifications		Adjustments		2007
Goodwill:
Television Broadcasting(1)	Ps.	1,403,519	Ps.	—	Ps.	—	Ps.	—	Ps.	(493,693)	Ps.	909,826
Cable and Telecom		—		1,552,054		—		—		—		1,552,054
Publishing Distribution		24,544		668,338		(2,773)		—		—		690,109
Other Businesses		39,406		—		—		—		—		39,406
Equity-method investees(2)		799,608		269,028		—		(281,754)		—		786,882

	Ps.	2,267,077	Ps.	2,489,420	Ps.	(2,773)	Ps.	(281,754)	Ps.	(493,693)	Ps.	3,978,277

Trademarks(3):
Publishing	Ps.	552,731	Ps.	141,093	Ps.	1,242	Ps.	—	Ps.	—	Ps.	695,066
Telecom		—		21,860		—		—		—		21,860
TVI		50,010		39,342		—		—		—		89,352

	Ps.	602,741	Ps.	202,295	Ps.	1,242	Ps.	—	Ps.	—	Ps.	806,278

(1)	See Note 17.

(2)	See Note 5.

(3)	See Note 2.

8. Long-term Debt and Satellite Transponder Lease Obligation
Long-term debt and satellite transponder lease obligation outstanding as of December 31, were as follows:

	2006		2007
U.S. dollar debt:
8% Senior Notes due 2011(1)(2)	Ps.	806,468	Ps.	785,863
8.50% Senior Notes due 2032(1)		3,362,570		3,276,660
6.625% Senior Notes due 2025(1)(2)		6,725,139		6,553,320
9.375% Senior Notes due 2013(3)(8)		126,108		122,886
JPMorgan Chase Bank loan facility(4)		—		2,457,495
Other(5)		38,943		33,032
Mexican peso debt:
8.49% Senior Notes due 2037(1)(6)		—		4,500,000
8.15% UDI-denominated Notes due 2007(2)(6)(7)		1,017,093		—
Bank loans(3)(8)		7,410,945		7,142,460
Other currency debt		436		50,321

Total long-term debt		19,487,702		24,922,037
Less: Current portion		1,023,445		488,650

Long-term debt, net of current portion	Ps.	18,464,257	Ps.	24,433,387

Satellite transponder lease obligation(9)	Ps.	1,251,946	Ps.	1,132,830
Less: Current portion		89,415		97,696

Satellite transponder lease obligation, net of current portion	Ps.	1,162,531	Ps.	1,035,134

(1)
These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2025, 2032 and 2037, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.97%, 8.94% and 8.93% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. The Senior Notes due 2011 and 2032 were priced at 98.793% and 99.431%, respectively, for a yield to maturity of 8.179% and 8.553%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission (the “SEC”).

(2)
In March and May 2005, the Company issued these Senior Notes in the aggregate amount of U.S.$400.0 million and U.S.$200.0 million, respectively, which were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The net proceeds of the U.S.$400.0 million issuance, together with cash on hand, were used to fund the Group’s tender offers made for any or all of the Senior Notes due 2011 and the UDI-denominated Notes due 2007, and prepay a portion of the outstanding principal amount of these securities in the amount of approximately U.S.$222.0 million and Ps.3,045,427 (nominal Ps.2,935,097), respectively. The net proceeds of the U.S.$200.0 million issuance were used for corporate purposes, including the prepayment of some of the Group’s outstanding indebtedness.

(3)
These Senior Notes are unsecured and unsubordinated obligations of Sky. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.8580%, and is payable semi-annually. Sky may, at its own option, redeem these Senior Notes, in whole or in part, at any time on or after September 19, 2008 at redemption prices from 104.6875% to 101.5625% between September 19, 2008 through September 18, 2011, or 100% commencing on September 19, 2011, plus accrued and unpaid interest, if any. In March and April 2006, Sky entered into two 10-year loans with Mexican banks in the aggregate principal amount of Ps.3,500,000 to fund, together with cash on hand, a tender offer and consent solicitation made for any or all of the Senior Notes due 2013, and prepaid a principal amount of approximately U.S.$288.7 million or 96.2% of these securities. The total aggregate amount paid by Sky in connection with this tender offer was of approximately U.S.$324.3 million, which included related consents and accrued and unpaid interest. The 10-year Sky indebtedness is guaranteed by the Company and includes a nominal Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years, and the Mexican interbank interest rate of “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(4)
In December 2007, Empresas Cablevisión entered into a 5-year term loan facility in the aggregate principal amount of U.S.$225 million in connection with the financing for the acquisition of Letseb and Bestel USA (see Note 2). This loan is intended to be syndicated during the life of the facility. Annual interest on this loan facility is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.375% to 0.625% depending on a leverage ratio. Under the terms of the loan facility, Empresas Cablevisión and subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(5)	Includes notes payable to banks, bearing annual interest rates in a range of 0.11 to 1.25 points above LIBOR. The maturities of these notes are between 2008 and 2010.

(6)
In May 2007, the Company issued these Senior Notes in the aggregate principal amount of Ps.4,500,000. The net proceeds from this issuance were used to replenish the Group’s cash position following the payment, with cash on hand, of approximately Ps.992,900 of our outstanding 8.15% UDI-denominated Notes that matured in April 2007 and for the repurchase of the Company’s shares. The Group intends to use the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of the Company’s shares, subject to market conditions and other factors. The Company may, at its own option, redeem these Senior Notes, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of the Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable Mexican Government Bonds.

(7)
Notes denominated in Mexican Investment Units (“Unidades de Inversión” or “UDIs”), representing 258,711,400 UDIs at December 31, 2006. Interest on these notes was payable semi-annually. The balance as of December 31, 2006 includes restatement of Ps.275,561.

(8)
Includes in 2006 and 2007, outstanding balances of long-term loans in the principal amount of Ps.480,000, Ps.1,162,460 and Ps.2,000,000, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities from 2008 through 2012. Interest on these loans is, in a range of 8.925% to 10.350% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. The balance in 2006 and 2007 also includes the Sky long-term loans discussed in paragraph (3) above mentioned in the aggregate principal amount of Ps.3,500,000.

(9)
Sky is committed to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat Corporation (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The service term for IS-9 will end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. The obligations of Sky under the IS-9 agreement are proportionately guaranteed by the Company and the other Sky equity owners in relation to their respective ownership interests (see Notes 6 and 11).

Maturities of Debt and Satellite Transponder Lease Obligation
Debt maturities for the years subsequent to December 31, 2007, are as follows:

2008	Ps.	488,650
2009		1,167,321
2010		1,034,705
2011		787,412
2012		3,459,190
Thereafter		17,984,759

	Ps.	24,922,037

Future minimum payments under satellite transponder lease obligation for the years subsequent to December 31, 2007, are as follows:

2008	Ps.	222,813
2009		222,813
2010		222,813
2011		222,813
2012		222,813
Thereafter		595,174

		1,709,239
Less: amount representing interest		576,409

	Ps.	1,132,830

9. Financial Instruments
The Group’s financial instruments recorded on the balance sheet include cash, temporary investments, accounts and notes receivable, the available-for-sale investment in Univision classified as a current financial asset as of December 31, 2006 (see Note 2), debt securities classified as held-to-maturity investments, accounts payable, debt and derivative financial instruments. For cash, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The available-for-sale investment in Univision and the debt securities classified as available-for-sale investments are recorded at fair value. The fair value of the Group’s long-term debt securities are based on quoted market prices. Escrow deposits (see Note 5) bear interest at market rates and the carrying value approximates fair value.

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
The carrying and estimated fair values of the Group’s financial instruments at December 31, were as follows:

	2006				2007
	Carrying Value		Fair Value		Carrying Value		Fair Value
Non-derivative financial instruments:
Assets:
Available-for-sale investment in Univision (see Note 2)	Ps.	12,266,318	Ps.	12,266,318	Ps.	—	Ps.	—
Held-to-maturity securities (see Note 5)		1,185,767		1,185,767		2,525,204		2,525,204
Liabilities:
Senior Notes due 2011, 2025 and 2032	Ps.	10,894,177	Ps.	12,117,806	Ps.	10,615,843	Ps.	11,654,879
Senior Notes due 2037		—		—		4,500,000		4,280,581
Other long-term debt securities		126,108		133,022		122,886		132,717
UDI-denominated long-term securities		1,017,093		1,033,993		—		—
Long-term notes payable to Mexican banks		7,410,945		7,598,921		7,142,460		7,403,793
Syndicated loan facility		—		—		2,457,495		2,456,471
Derivative financial instruments:
Assets:
Sky’s interest rate swaps(a)	Ps.	737	Ps.	737	Ps.	36,040	Ps.	36,040
Sky’s foreign currency forwards(b)		—		—		999		999
Interest rate cross currency swaps(c)		—		—		19,397		19,397
Liabilities:
Interest rate treasury lock(d)	Ps.	—	Ps.	—	Ps.	77,595	Ps.	77,595
Interest rate swaps(e)		327,499		327,499		197,891		197,891

(a)
In February 2004, Sky entered into coupon swap agreements to hedge a portion of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Sky receives semi-annual payments calculated based on the aggregate notional amount of U.S.$11.3 million at an annual rate of 9.375%, and Sky makes monthly payments calculated based on an aggregate notional amount of approximately Ps.123,047 at an annual rate of 10.25%. These transactions will terminate in September 2008. As of December 31, 2006 and 2007, Sky recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange loss).

(b)
As of December 31, 2007, Sky had foreign currency forward contracts to cover a portion of its foreign currency cash flow requirements for an aggregate amount of U.S.$15 million to exchange U.S. dollars and Mexican pesos in 2008 at an average exchange rate of Ps.10.89 per U.S.$1.00 dollar.

(c)
In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into cross currency swaps agreements to hedge interest rate risk and foreign currency exchange risk on such long-term debt.

(d)
In the third quarter of 2007, the Company entered into interest rate lock agreements to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by changes in interest rates. Under these agreements, the Company agrees to pay or receive an amount equal to the difference between the net present value of the cash flows for a notional principal amount of indebtedness based on the existing yield of a U.S. treasury bond at the date when the agreements are established and at the date when the agreements are settled.

The notional amounts of the agreements are not exchanged. Interest rate lock agreements are reflected at fair value in the Group’s consolidated balance sheet and the related gains or losses on these agreements are recognized in income as integral cost of financing (interest expense). At December 31, 2007, the Company had outstanding interest rate lock agreements for an aggregate U.S.$150.0 million notional principal amount of indebtedness.

(e)
In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011, 2025 and 2032, during 2004 and 2005, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican peso depreciation on interest payments for a period of five years. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$890 million as of December 31, 2006 and 2007, at an average annual rate of 7.37%, and the Company makes semi-annual payments based on an aggregate notional amount of approximately Ps.9,897,573 as of December 31, 2006 and 2007, at an average annual rate of 8.28%, without an exchange of the notional amount upon which the payments are based. In the years ended December 31, 2006 and 2007, the Company recorded a loss and (gain) of Ps.91,550 and Ps.(1,440), respectively, in the integral cost of financing (foreign exchange loss) derived of the change in fair value of these transactions. In November 2005, the Group entered into option contracts that allow the counterparty to extend the maturity of the swap agreements for one additional year on the notional amount of U.S.$890.0 million.

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
Pension and seniority premium amounts are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for 2005, 2006 and 2007. The Group used a 5%, 5.4% and 9.3% return on assets rate for 2005, 2006 and 2007, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2006 and 2007, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.
The pension plan, seniority premium and severance indemnity liability (see Note 1(n)) as of December 31, was as follows:

	2006		2007
Pension plans:
Actuarial present value of benefit obligations:
Vested benefit obligations	Ps.	318,167	Ps.	329,413
Non-vested benefit obligations		352,767		374,373

Accumulated benefit obligation		670,934		703,786
Benefit attributable to projected salaries		163,189		168,381

Projected benefit obligation		834,123		872,167
Plan assets		1,254,603		1,153,205

Plan assets in excess of projected benefit obligation		420,480		281,038

Items to be amortized over a period from 5 to 18 years:
Transition obligation		120,534		107,436
Unrecognized prior service cost		(13,851)		(11,828)
Unrecognized net gain		(644,624)		(435,665)

		(537,941)		(340,057)

Net projected liability		(117,461)		(59,019)

Seniority premiums:
Actuarial present value of benefit obligations:
Vested benefit obligations		145,616		148,016
Non-vested benefit obligations		104,796		95,142

Accumulated benefit obligation		250,412		243,158
Benefit attributable to projected salaries		19,676		18,783

Projected benefit obligation		270,088		261,941
Plan assets		548,355		475,525

Plan assets in excess of projected benefit obligation		278,267		213,584

Items to be amortized over a period from 5 to 8 years:
Transition obligation		105,790		83,912
Unrecognized prior service cost		(115,726)		(106,446)
Unrecognized net gain		(92,444)		(7,569)

		(102,380)		(30,103)

	2006		2007
Net projected asset		175,887		183,481

Severance indemnities:
Actuarial present value of benefit obligations:
Non-vested benefit obligations		342,472		386,180

Accumulated benefit obligation		342,472		386,180
Benefit attributable to projected salaries		27,907		27,521

Projected benefit obligation		370,379		413,701
Plan assets		—		—

Projected benefit obligation in excess of plan assets		(370,379)		(413,701)

Items to be amortized over a period from 5 to 6 years:
Unrecognized net loss (gain)		14,129		(25,682)

Net projected liability		(356,250)		(439,383)

Total labor liabilities	Ps.	(297,824)	Ps.	(314,921)

The components of net periodic pension, seniority premium and severance indemnity plan cost (income) as of December 31, consist of the following:

	2005		2006		2007
Service cost	Ps.	89,698	Ps.	96,435	Ps.	97,878
Interest cost		47,212		52,896		55,804
Expected return on plan assets		(60,251)		(81,152)		(168,141)
Net amortization and deferral		20,216		8,421		(9,280)

Net cost (income)	Ps.	96,875	Ps.	76,600	Ps.	(23,739)

11. Commitments and Contingencies
At December 31, 2007, the Group had commitments in an aggregate amount of Ps.173,664, of which Ps.83,446 were commitments related to gaming operations, Ps.45,557 were commitments to acquire television technical equipment, Ps.40,042, were commitments for the acquisition of software and related services, and Ps.4,619 were construction commitments for building improvements and technical facilities.
In the second half of 2005, the Group entered into a series of agreements with EMI Group PLC (“EMI”), a world leading recording music company, by which (i) a 50/50 joint venture music company (“Televisa EMI Music”) was created in Mexico in October 2005; and (ii) the Group became a 50/50 partner of EMI’s U.S. Latin music operations (“EMI Televisa Music”) beginning September 1, 2005. In accordance with the terms of such agreements, and under certain specific circumstances, (i) in the case of Televisa EMI Music, either party will have the right to acquire the other party’s interest in Televisa EMI Music in accordance with an agreed formula, and (ii) in the case of EMI Televisa Music, the Group may require EMI to purchase or EMI may require the Group to sell its 50% interest in the U.S. venture operations. These joint ventures did not require any significant capital funding by the Group during 2006 and 2007. The Group may fund up to 50% of certain working capital requirements of EMI Televisa Music during 2008, in the form of long-term loans.
At December 31, 2007, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

	Thousands of
	U.S. Dollars
2008	U.S.$	14,665
2009		11,006
2010		5,938
2011		4,740
2012 and thereafter		13,726

	U.S.$	50,075

The Group has guaranteed a 58.7% of Sky minimum commitments for use of satellite transponders over a period ending in 2015. As of December 31, 2007, this guarantee is estimated to be an aggregate of approximately U.S.$92.8 million (undiscounted) as of December 31, 2007 (see Notes 2, 8 and 9).

The Company has guaranteed the obligation of Sky for direct loans in an aggregate amount of Ps.3,500,000, which are reflected in the December 31, 2007 balance sheet as liabilities (see Note 8).
The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2046. The Group’s Gaming business started operations in the second quarter of 2007. As of December 31, 2007, non-cancellable annual lease commitments (undiscounted) are as follows:

2008	Ps.	174,250
2009		148,242
2010		130,453
2011		75,160
2012		24,086
Thereafter		120,709

	Ps.	672,900

At December 31, 2007, the Group had commitments of capital contributions to be made in 2008 related to its 40% equity interest in La Sexta in the aggregate amount of approximately €44.4 million euros (Ps.707,465) (see Notes 2 and 5).
In June 2003, the Company was notified by the Mexican tax authority of a federal tax claim made against the Company for an alleged asset tax liability for the year 1994. As of December 31, 2007, the Company accrued Ps.71,313 to settle this claim in accordance with a tax amnesty provided by the Mexican tax law.
During 2006 and 2007, the Group filed petitions with Mexican Federal Courts in response to assertions made by the Mexican tax authorities that the Group owed withheld income taxes in connection with the acquisition of exclusivity rights of certain soccer players from foreign entities in 1999, 2000, 2001 and 2002. As of December 31, 2007, the Group accrued Ps.16,796 to settle this caim in accordance with a tax amnesty provided by the Mexican tax law (see Note 17).
There are other various legal actions and other claims pending against the Group incidental to its businesses and operations. In the opinion of the Group’s management, none of these proceedings will have a material adverse effect on the Group’s financial position or results of operations.
In November 2007, Sky and Sky Brasil Servicos Ltda. (“Sky Brasil”) reached an agreement with Intelsat Corporation, and an affiliate, to build and launch a new 24-transponder satellite (“IS-16”) for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year service life. The IS-16, which is expected to be launched in the fourth quarter of 2009, will provide back up for both platforms, and will also double Sky’s current capacity. The agreement considers the payment related to Sky of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that will be paid in two installments, the first one of U.S.$27.7 million in the fourth quarter of 2009, and the second one of U.S.$110.9 million in the fourth quarter of 2010. The agreement also considers the payment related to Sky of a monthly service fee of U.S.$150 thousand to be paid from the start of service date through September 2015.
Univision
In May 2005, Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California (the “Court”) alleging that Univision breached the Second Amended and Restated Program License Agreement entered into as of December 19, 2001 (the “PLA”) between Televisa Internacional, S.A. de C.V., a predecessor company, and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights (the “Soccer Agreement”), among other claims (“District Court Action”). Univision filed related answers denying all allegations and asserting affirmative defenses, as well as related counterclaims against Televisa and the Company. Univision also claimed that the Company had breached other agreements between the parties, including a Participation Agreement entered into as of October 2, 1996 and a Telefutura Production Services Agreement. In addition, Univision claimed that the Company breached a Guaranty dated December 19, 2001, by which, among other things, the Company guaranteed that the Company’s affiliates (including Televisa) would produce a specified minimum number of novellas.

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
During 2005, 2006 and 2007, in connection with the Company’s complaint in the District Court Action, Univision made payments to the Group under protest of the disputed royalties and of other license fees that Univision alleges have been overcharged, and is seeking recovery of these amounts via its counterclaims. The Group has recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets (see Note 16).
After a continuance motion, in June 2007, the Court, among other things, reset the trial date for January 18, 2008 in the District Court Action. After an additional continuance motion, in October 2007, the Court reset the trial date in the District Court Action for March 18, 2008.
In October 2007, Univision filed a motion for summary judgment whereby it sought a judgment from the Court that its claimed breaches of the long-term PLA between Univision and Televisa were not material and therefore the PLA was not subject to termination by Televisa. On December 21, 2007, the Court issued its order denying Univision’s motion for summary judgment.
On January 11, 2008, Univision filed a motion to continue the trial to October 2008. Televisa opposed Univision’s motion. On February 5, 2008, the Court denied Univision’s motion to continue the trial date, and rescheduled the trial in the District Court Action for April 29, 2008.
On April 6, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company on the protest and its claim for a judicial declaration that, on or after December 19, 2006, Televisa would not transmit or permit others to transmit any television programming into the United States by means of the internet.
On April 22, 2008, the Court in the District Court Action conducted a final pre-trial conference. During the final pre-trial conference, the Court confirmed that the trial would commence on April 29, 2008. Further, the Court ordered that the trial of the Univision Internet Counterclaim will be bifurcated and tried by the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
On April 28, 2008, at the request of Televisa and Univision, the Court reset the trial date in the District Court Action for July 1, 2008. On June 12, 2008, at the request of Televisa and Univision, the Court further postponed the trial date for October 14, 2008.
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

At December 31, 2007, shares of capital stock and CPOs consisted of (in millions):

	Authorized	Repurchased	Acquired by a	Acquired by a
	and	by the	Company’s	Company’s
	Issued(1)	Company(2)	Trust(3)	Subsidiary(4)	Outstanding
Series “A” Shares	121,709.7	(1,254.1)	(7,164.8)	(1,177.6)	112,113.2
Series “B” Shares	57,606.3	(1,103.6)	(3,806.7)	(602.2)	52,093.8
Series “D” Shares	87,896.5	(1,755.7)	(2,339.2)	(925.0)	82,876.6
Series “L” Shares	87,896.5	(1,755.7)	(2,339.2)	(925.0)	82,876.6

Total shares	355,109.0	(5,869.1)	(15,649.9)	(3,629.8)	329,960.2

Shares in the form of CPOs	293,824.8	(5,869.1)	(7,819.8)	(3,092.2)	277,043.7

CPOs	2,511.3	(50.2)	(66.8)	(26.4)	2,367.9

(1)	As of December 31, 2007, the authorized and issued capital stock amounted to Ps.10,267,570 (nominal Ps.2,427,353).

(2)
In 2005, 2006 and 2007, the Company repurchased 3,645.5 million, 6,714.1 million and 7,861.2 million shares in the form of 31.2 million, 57.4 million and 67.2 million CPOs, respectively, in the amount of Ps.1,150,000, Ps.2,692,926 and Ps.4,049,902, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and exercised at the discretion of management. In April 2006, the Company’s stockholders approved (i) the cancellation of 5,888.5 million shares of capital stock in the form of 50.3 million CPOs, which were repurchased by the Company under this program in 2004, 2005 and 2006; and (ii) up to 15% of the outstanding shares of the Company’s common stock as the amount of shares that can be repurchased by the Company. In April 2007, the Company’s stockholders approved (i) the cancellation of 8,275.8 million shares of capital stock in the form of 70.7 million CPOs, which were repurchased by the Company in 2006 and 2007.

(3)	In connection with the Company’s Long-Term Retention Plan described below.

(4)	In connection with the Company’s Stock Purchase Plan described below.
On December 21, 2006, the Company’s stockholders approved certain changes to the Company’s bylaws to conform with applicable regulations for Mexican public companies in accordance with the Mexican Stock Market law, which became effective in June 2006. These changes included, among others, the creation of a corporate practice committee, additional duties for the audit committee, more specific responsibilities for members of the board of directors and the corporate executive officer, and a new name for the nature of company under which the Company’s is incorporated, which changed from “Sociedad Anónima” or “S.A.” (limited liability company) to “Sociedad Anónima Bursátil” or “S.A.B.” (public limited liability company).
Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.
Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equivalent to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034177575 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps.0.00683551495 per share) before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.
At December 31, 2007, the restated tax value of the Company’s common stock was Ps.23,186,027. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).
Stock Purchase Plan
The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant of options to sell up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2007, the Company had assigned approximately 117.4 million CPOs, at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of the United States, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied. During 2005, 2006 and 2007, approximately 26.9 million CPOs, 33.1 million CPOs, and 7.8 million CPOs, respectively, were exercised pursuant to this Plan in the amount of Ps.337,799, Ps.443,941 and Ps.123,653, respectively, and transferred to the Plan participants.

Long-term Retention Plan
The Company adopted a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2006 and 2007, the Company had assigned approximately 47.4 million CPOs and 52.5 million CPOs, respectively, at a weighted-average price of Ps.13.45 per CPO and Ps.18.39 per CPO, respectively, subject to certain conditions, including a vesting period between 2008 and 2012. During 2006, approximately 9,675 thousand CPOs were early exercised pursuant to this Retention Plan in the amount of Ps.117,959.
As of December 31, 2007, the designated Retention Plan trust owned approximately 133.8 million CPOs or CPOs equivalents, including approximately 7.6 million CPOs or CPOs equivalents that have been reserved to a group of employees, and may be granted at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2009 and 2023. In 2004, as a result of the Recapitalization described above and other related transactions, the designated Retention Plan trust received a number of Series “B”, Series “D” and Series “L” Shares against the delivery of the same number of Series “A” Shares.
Beginning in 2005, in connection with the Company’s Plan and Retention Plan, the Group determined the stock-based compensation expense, as required by IFRS 2 (see Note 1(r)), by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock		Long-term
	Purchase Plan		Retention Plan
Arrangements:
Year of grant	2003	2004	2004	2007
Number of CPOs granted	2,360	32,918	46,784	5,971
Contractual life	3-5 years	1-3 years	4-6 years	3-5 years
Assumptions:
Dividend yield	3.00%	3.00%	3.00%	3.00%
Expected volatility(1)	31.88%	21.81%	22.12%	21.98%
Risk-free interest rate	9.35%	6.52%	8.99%	7.54%
Expected life of awards (in years)	4.01 years	2.62 years	4.68 years	3.68 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPO.
A summary of the stock awards for employees as of December 31, is presented below (in constant pesos and thousands of CPOs):

	2006		2007
		Weighted-		Weighted-
		Average		Average
	CPOs	Exercise Price	CPOs	Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	48,182	14.99	18,416	16.30
Granted	—	—	40	10.30
Exercised	(29,050)	12.39	(5,074)	15.85
Forfeited	(716)	13.07	(66)	10.30

Outstanding at beginning of year	18,416	16.30	13,316	15.74

Exercisable at end of year	8,492	15.80	11,236	16.24

Long-Term Retention Plan:
Outstanding at beginning of year	46,784	12.10	47,390	11.75
Granted	1,340	11.75	5,971	56.93
Exercised	—	—	(4,851)	11.73
Forfeited	(734)	11.75	(856)	10.30

Outstanding at beginning of year	47,390	11.75	47,654	14.00

Exercisable at end of year	9,675	11.75	4,824	10.30

As of December 31, 2007, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and the Long-term Retention Plan is 0.5 and 1.32 years, respectively.
13. Retained Earnings
In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2005 and 2006, the Company’s stockholders approved increases to the legal reserve amounting to Ps.240,794 and Ps.193,802, respectively. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
In prior years the Company’s stockholders approved appropriating from retained earnings a reserve amounting to Ps.7,764,593 for the repurchase of shares, at the discretion of management. Through December 31, 2007, this reserve has been used in an amount of Ps.6,523,724, in connection with the cancellation of shares repurchased by the Company.
In April 2005, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,648,726 (nominal Ps.4,214,750), which consisted of nominal Ps.1.35 per CPO and nominal Ps.0.01153846153 per share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2005.
In April 2006, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.1,161,839 (nominal Ps.1,087,049), which consisted of nominal Ps.0.35 per CPO and nominal Ps.0.00299145 per share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2006.
In April 2007, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,506,492 (nominal Ps.4,384,719), which consisted of nominal Ps.1.45 per CPO and nominal Ps.0.01239316239 per share of series “A”, “B”, “D” and “L”, not in the form of a CPO, and was paid in cash in May 2007.
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
At December 31, 2007, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.1,081,163. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican peso loan agreements (see Note 8).

14. Comprehensive Income (Loss)
Comprehensive income related to the majority interest for the years ended December 31, 2005, 2006 and 2007, was as follows:

	2005		2006		2007
Net income	Ps.	6,613,414	Ps.	8,908,943	Ps.	8,082,463

Other comprehensive (loss) income, net:
Foreign currency translation adjustments, net(1)		(192,360)		595,682		204,174
Result from holding non-monetary assets, net(2)		(573,669)		(67,302)		23,491
Result from available for-sale investments, net(3)		—		(565,862)		565,862
(Loss) gain on equity accounts of investees, net(4)		(204,485)		57,930		5,382

Total other comprehensive (loss) income, net		(970,514)		20,448		798,909

Comprehensive income	Ps.	5,642,900	Ps.	8,929,391	Ps.	8,881,372

(1)
The amounts for 2005 and 2006 include the foreign exchange gain (loss) of, Ps.450,057 and Ps.(594,267), respectively, which relate to the hedge of the Group’s net investment in Univision as a foreign entity investment through June 30, 2006 (see Notes 1(c) and 18).

(2)
Represents the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax (provision) benefit of Ps.229,603, Ps.31,439 and Ps.(7,523) for the years ended December 31, 2005, 2006 and 2007, respectively.

(3)
The amount for 2006 includes a foreign exchange loss of Ps.(617,148); a foreign exchange gain of Ps.559,845, which relates to the hedge of the Group’s investment in Univision as an available-for-sale investment beginning in July 2006; a loss on monetary position of Ps.(433,492); and a fair value loss effect of Ps.(75,067). In 2007, the net amount of Ps.565,862 was applied to consolidated income as other expense, net (see Note 18).

(4)	Represents the gains or losses on the dilution of investments in equity investees, as well as other comprehensive income recognized by equity investees.

The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2005, 2006 and 2007, were as follows:

	Gain				Result from			Cumulative		Cumulative		Cumulative
	(Loss) on				Available-			Result from		Result from		Effect of		Accumulated
	Equity			Accumulated	For-Sale			Holding Non-		Foreign		Deferred		Other
	Accounts of			Monetary	Financial			Monetary		Currency		Income		Comprehensive
	Investees			Result	Assets			Assets		Translation		Taxes		Loss
Balance at January 1, 2005	Ps.	4,377,223	Ps.	(35,186)	Ps.	—	Ps.	(2,019,836)	Ps.	(1,956,075)	Ps.	(3,224,437)	Ps.	(2,858,311)
Current year change		(204,485)		—		—		(573,669)		(192,360)		—		(970,514)

Balance at December 31, 2005		4,172,738		(35,186)		—		(2,593,505)		(2,148,435)		(3,224,437)		(3,828,825)
Current year change		57,930		—		(565,862)		(67,302)		595,682		—		20,448

Balance at December 31, 2006		4,230,668		(35,186)		(565,862)		(2,660,807)		(1,552,753)		(3,224,437)		(3,808,377)
Current year change		5,382		—		565,862		23,491		204,174		—		798,909

Balance at December 31, 2007	Ps.	4,236,050	Ps.	(35,186)	Ps.	—	Ps.	(2,637,316)	Ps.	(1,348,579)	Ps.	(3,224,437)	Ps.	(3,009,468)

Cumulative result from holding non-monetary assets as of December 31, 2005, 2006 and 2007 is net of a deferred income tax benefit of Ps.358,975, Ps.390,414 and Ps.382,891, respectively.
15. Minority Interest
Minority interest at December 31, consisted of:

	2006		2007
Capital stock(1)	Ps.	3,964,514	Ps.	1,398,744
(Accumulated losses) retained earnings(1)		(2,526,961)		1,665,069
Cumulative result from holding non-monetary assets		(345,034)		(389,720)
Accumulated monetary result		(521)		(161)
Cumulative effect of deferred income taxes		(59,750)		1,328
Net income for the year		610,353		935,927

	Ps.	1,642,601	Ps.	3,611,187

(1)	During 2007 Sky capitalized accumulated losses.
16. Transactions with Related Parties
The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2005		2006		2007
Revenues:
Royalties (Univision)(a)	Ps.	1,195,360	Ps.	1,466,561	Ps.	—
Soccer transmission rights (Univision)		98,947		99,673		—
Programming production and transmission rights(b)		100,625		36,460		98,836
Administrative services(c)		79,611		55,602		65,586
Interest income		1,344		17,145		—
Advertising(d)		34,976		90,938		80,122

	Ps.	1,510,863	Ps.	1,766,379	Ps.	244,544

Costs:
Donations	Ps.	114,627	Ps.	105,901	Ps.	98,029
Administrative services(c)		28,727		11,633		30,101
Other		251,885		79,834		263,714

	Ps.	395,239	Ps.	197,368	Ps.	391,844

(a)
The Group receives royalties from Univision for programming provided pursuant to a program license agreement that expires in December 2017. Royalties are determined based upon a percentage of combined net sales of Univision, which was 9% plus an incremental percentage of up to 3% over additional sales. Univision was no longer considered a related party during 2007 (see Note 2).

(b)	Services rendered to Endemol and other affiliates in 2005, 2006 and 2007.

(c)
The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d)	Advertising services rendered to OCEN in 2005, 2006 and 2007, and Volaris in 2006 and 2007.

Other transactions with related parties carried out by the Group in the normal course of business include the following:
(1) A consulting firm owned by a relative of one of the Group’s directors, which has, from time to time, provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2006 and 2007 amounted to Ps.19,281 and Ps.20,816, respectively.
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
(4) Several other members of the Company’s current board serve as members of the boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.
(5) During 2005, 2006 and 2007, a professional services firm in which a current director maintains interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.19,128, Ps.17,256 and Ps.21,831, respectively.
(6) A television production company, indirectly controlled by a company where a member of the board and executive of the Company is a stockholder, provided production services to the Group in 2005, 2006 and 2007, in the amount of Ps.123,202, Ps.84,229 and Ps.153,364, respectively.
(7) During 2006 and 2007 the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps.113,972 and Ps.49,614, respectively.
(8) During 2005, 2006 and 2007, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.156,225, Ps.166,741 and Ps.160,000, respectively.
The balances of receivables and (payables) between the Group and affiliates as of December 31, were as follows:

	2006		2007
Receivables:
Grupo TV Promo, S.A. de C.V.	Ps.	—	Ps.	103,500
Univision (see Note 2)		108,122		—
Editorial Clío, Libros y Videos, S.A. de C.V.		7,182		9,241
Volaris (see Note 2)		34,374		10,859
OCEN (see Note 5)		2,027		28,666
Other		40,056		42,757

	Ps.	191,761	Ps.	195,023

Payables:
TechCo (see Note 2)	Ps.	(4,229)	Ps.	(71,159)
News Corp. (see Note 2)		(24,397)		(50,303)
Other		(10,940)		(5,729)

	Ps.	(39,566)	Ps.	(127,191)

All significant account balances included in amounts due from affiliates bear interest. In 2005, 2006 and 2007, average interest rates of 9.6%, 7.5% and 7.7% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
Customer deposits and advances as of December 31, 2006 and 2007, included deposits and advances from affiliates and other related parties, which were primarily made by Univision (see Note 11), OCEN, Editorial Clío, Libros y Videos, S.A. de C.V., and Volaris in 2006 and 2007, in an aggregate amount of Ps.297,917 and Ps.161,286, respectively.
17. Other Expense, Net
Other expense (income) for the years ended December 31, is analyzed as follows:

	2005		2006		2007
Loss (gain) on disposition of investments, net (see Note 2)	Ps.	172,896	Ps.	—	Ps.	669,473
Donations (see Note 16)		129,609		135,001		150,224
Financial advisory and professional services(1)		78,252		102,876		191,495
Employees’ profit sharing(2)		21,493		31,649		20,821
Loss on disposition of fixed assets		119,938		—		37,989
Restructuring severance costs		44,645		46,984		27,736
Impairment adjustments(3)		—		93,464		493,693
Expenses of debt placement(4)		195,536		496,999		—
Termination fee income for the cancellation of a call option (see Note 2)		—		—		(462,083)
Other expense (income), net(5)		8,530		(18,903)		(175,996)

	Ps.	770,899	Ps.	888,070	Ps.	953,352

(1)
Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 12 and 16).

(2)
The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employees’ profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

(3)
During 2006 and 2007, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment, and goodwill of certain business of its Television Broadcasting segment, respectively. As a result of such testing, an impairment adjustment was made to trademarks in 2006, and goodwill in 2007, of Ps.93,464 and Ps.493,693, respectively.

(4)	In 2005, these expenses were related to Senior Notes due 2011 and Notes denominated in Mexican UDIs due 2007, and in 2006, these expenses were related to Senior Notes due 2013 (see Note 8).

(5)
In 2007, includes primarily a cancellation of a provision for certain contingencies in connection with the acquisition of exclusivity rights of certain soccer players from foreign entities (see Note 11).

18. Integral Cost of Financing
Integral cost of financing for the years ended December 31, consisted of:

	2005		2006		2007
Interest expense(1)	Ps.	2,304,503	Ps.	2,010,425	Ps.	2,176,998
Interest income		(1,006,364)		(1,135,400)		(1,844,653)
Foreign exchange loss (gain), net(2)		785,493		197,678		(215,897)
(Gain) loss from monetary position(3)		(159,671)		68,325		293,766

	Ps.	1,923,961	Ps.	1,141,028	Ps.	410,214

(1)
Interest expense in 2005, 2006 and 2007, includes Ps.41,109, Ps.41,341 and Ps.13,034, respectively, derived from the UDI index restatement of Company’s UDI-denominated debt securities and a net gain from related derivative contracts of Ps.6,803, in 2005, (see Notes 8 and 9).

(2)
Includes in 2005, 2006 and 2007 a net loss (gain) from foreign currency derivative contracts of Ps.768,987, Ps.59,916 and Ps.(39,087), respectively. A foreign exchange (gain) loss in 2005, 2006 and 2007 of Ps.(450,057), Ps.34,422, and Ps.211,520, respectively, related to the hedge of the Group’s net investment in Univision, was recognized in 2005 and 2006 in consolidated stockholders’ equity as other comprehensive income or loss, and in 2007 in consolidated income as other expense, net (see Notes 1(c) and 14).

(3)
The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2005, 2006 and 2007 of Ps.143,831, Ps.111,652 and Ps.135,548, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see Note 19).

19. Income Taxes
The Company is authorized by the Mexican tax authorities to compute its income tax and asset tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to a certain percentage of their share ownership in such subsidiaries, which was 100% as of December 31, 2006, and 2007. The asset tax is computed on a fully consolidated basis.
The Mexican corporate income tax rate in 2005, 2006 and 2007 was 30%, 29% and 28%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in subsequent years will be 28%.
The income tax provision for the years ended December 31, 2005, 2006 and 2007 was comprised as follows:

	2005		2006		2007
Income tax and asset tax, current	Ps.	1,661,596	Ps.	799,833	Ps.	3,707,763
Income tax and asset tax, deferred		(850,520)		1,292,645		(358,122)

	Ps.	811,076	Ps.	2,092,478	Ps.	3,349,641

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income tax and the asset tax.

	%	%	%
	2005	2006	2007
Tax at the statutory rate on income before provisions	30	29	28
Differences in inflation adjustments for tax and book purposes	1	—	2
Hedge	1	—	—
Special tax consolidation items	(2)	—	—
Unconsolidated income tax	—	—	1
Minority interest	(2)	—	(4)
Excess in tax provision of prior years	(1)	—	—
Changes in valuation allowances:
Asset tax	—	3	3
Tax loss carryforwards	(1)	3	—
Foreign operations	(5)	(2)	(5)
Equity in losses (earnings) of affiliates, net	—	1	2
Use of tax losses(a)	(12)	(16)	—

Provision for income tax and the asset tax	9	18	27

(a)
In 2005, this amount represents the effect of the use of tax losses in connection with the acquisition of Comtelvi (see Note 2). In 2006, this amount represents the effect of the use of tax deductions related to certain transactions made by the Group in connection with a corporate reorganization.

The Group has tax loss carryforwards at December 31, 2007, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries(1)	Ps.	2,899,932	From 2008 to 2017
Non-Mexican subsidiaries(2)		1,707,733	From 2008 to 2028

		4,607,665
Capital tax loss carryforwards:
Unconsolidated Mexican subsidiaries(3)		112,743	From 2008 to 2010

	Ps.	4,720,408

(1)
During 2005, 2006 and 2007, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.483,304, Ps.3,279,827 and Ps.3,438,922, respectively. In 2005, 2006 and 2007, the carryforward amount includes the operating tax loss carryforwards related to the minority interest of Sky.

(2)	Approximately for the equivalent of U.S.$156.4 million related to losses from subsidiaries in Europe, South America and the United States.

(3)	These carryforwards can only be used in connection with capital gains to be generated by such subsidiaries.
The asset tax rate was 1.8% in 2005 and 2006. In 2007, the asset tax rate decreased from 1.8% to 1.25%; however, those asset tax deductions that were permitted in prior years are not longer allowed beginning 2007.
The deferred taxes as of December 31, 2006 and 2007, were principally derived from the following temporary differences:

	2006		2007
Assets:
Accrued liabilities	Ps.	672,091	Ps.	700,449
Goodwill		807,453		945,687
Tax loss carryforwards		1,345,198		843,549
Allowance for doubtful accounts		285,310		286,933
Customer advances		1,238,883		901,333
Other items		171,371		148,517
Liabilities:
Inventories		(641,907)		(401,788)
Property, plant and equipment, net		(1,112,795)		(961,509)
Prepaid expenses		(1,293,728)		(1,403,224)
Sky		(923,767)		(525,164)

Deferred income taxes of Mexican companies		548,109		534,783
Deferred income taxes of foreign subsidiaries		(119,690)		547,532
Asset tax		1,455,384		1,477,037
Valuation allowances(a)		(3,428,544)		(3,832,186)

Deferred income tax liability, net	Ps.	(1,544,741)	Ps.	(1,272,834)

(a)	Reflects valuation allowances of foreign subsidiaries of Ps.357,753 and Ps.565,912 at December 31, 2006 and 2007, respectively.
A roll forward of the Group’s valuation allowance for 2007 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,467,715)	Ps.	(1,153,376)	Ps.	(807,453)	Ps.	(3,428,544)
Increases		—		(323,661)		(138,234)		(461,895)
Decreases		58,253		—		—		58,253

Balance at end of year	Ps.	(1,409,462)	Ps.	(1,477,037)	Ps.	(945,687)	Ps.	(3,832,186)

The change in the deferred income tax liability for the year ended December 31, 2007, representing a charge of Ps.271,907 was recorded against the following accounts:

Charge to the gain from monetary position(1)	Ps.	79,582
Credit to the stockholder’s equity		(890)
Charge to the result from holding non-monetary assets		7,523
Credit to the provision for deferred income tax		(358,122)

	Ps.	(271,907)

(1)	Net of Ps.135,548, representing the effect on restatement of the non-monetary items included in the deferred tax calculation.
On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the IETU or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and the following years. Although the IETU is defined as a minimum tax it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2007, this tax law change did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay the new tax in the near future.
20. Earnings per CPO/Share
During the years ended December 31, 2005, 2006 and 2007, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2005	2006	2007
Total Shares	341,158,189	339,776,222	333,652,535
CPOs	2,463,608	2,451,792	2,399,453
Shares not in the form of CPO units:
Series “A” Shares	52,915,759	52,915,849	52,915,849
Series “B” Shares	108	187	187
Series “D” Shares	113	239	239
Series “L” Shares	113	239	239
Earnings (loss) per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2005, 2006 and 2007, are presented as follows:

	2005				2006				2007
			Per Each				Per Each				Per Each
			Series “A”, “B”,				Series “A”, “B”,				Series “A”, “B”,
	Per		“D” and “L”		Per		“D” and “L”		Per		“D” and “L”
	CPO		Share		CPO		Share		CPO		Share
Continuing operations	Ps.	2.46	Ps.	0.02	Ps.	3.07	Ps.	0.03	Ps.	2.84	Ps.	0.02
Cumulative loss of accounting change		(0.19)		—		—		—		—		—

Majority interest net income	Ps.	2.27	Ps.	0.02	Ps.	3.07	Ps.	0.03	Ps.	2.84	Ps.	0.02

21. Foreign Currency Position
The foreign currency position of monetary items of the Group at December 31, 2007, was as follows:

	Foreign
	Currency	Year-End		Mexican
	Amounts	Exchange Rate		Pesos
	(Thousands)
Assets:
U.S. dollars	2,110,165	Ps.	10.9222	Ps.	23,047,644
Euros	93,731		15.9339		1,493,499
Argentinean pesos	73,230		3.4684		253,990
Chilean pesos	8,849,926		0.0219		193,813
Colombian pesos	18,060,219		0.0054		97,525
Other currencies					127,209
Liabilities:
U.S. dollars	1,758,217	Ps.	10.9222	Ps.	19,203,597
Euros	8,367		15.9339		133,321
Argentinean pesos	54,438		3.4684		188,814
Chilean pesos	11,711,578		0.0219		256,484
Colombian pesos	22,999,781		0.0054		124,199
Other currencies					47,210

The foreign currency position of non-monetary items of the Group as of December 31, 2007, was as follows:

	Foreign
	Currency	Year-End		Mexican
	Amounts	Exchange Rate		Pesos(1)
	(Thousands)
Property, plant and equipment:
U.S. dollars	346,300	Ps.	10.9222	Ps.	3,782,358
Japanese yen	3,232,850		0.0977		315,849
Euros	16,726		15.9339		266,510
Other currencies					387,212
Transmission rights and programming:
U.S. dollars	481,416	Ps.	10.9222	Ps.	5,258,122

(1)	Amounts translated at the year-end exchange rates for reference purposes only; does not indicate the actual amounts accounted for in the financial statements.
Transactions incurred during 2007 in foreign currencies were as follows:

		U.S. Dollar
		Equivalent of other
		Foreign Currency	Total	Mexican
	U.S. Dollar	Transactions	U.S. Dollar	Pesos(1)
	(Thousands)	(Thousands)	(Thousands)
Income:
Revenues	$488,760	$81,529	$570,289	Ps.	6,228,811
Other income	15,632	47,473	63,105		689,245
Interest income	84,380	4,655	89,035		972,458

	$588,772	$133,657	$722,429	Ps.	7,890,514

Purchases, costs and expenses:
Purchases of inventories	$178,048	$13,695	$191,743	Ps.	2,094,255
Purchases of property and equipment	76,348	18,063	94,411		1,031,176
Investments	409,466	96,168	505,634		5,522,636
Costs and expenses	453,656	67,806	521,462		5,695,512
Interest expense	88,689	286	88,975		971,803

	$1,206,207	$196,018	$1,402,225	Ps.	15,315,382

(1)
Income statement amounts translated at the year-end exchange rate of Ps.10.9222 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

As of December 31, 2007, the exchange rate was Ps.10.9222 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
As of June 20, 2008, the exchange rate was Ps.10.2772 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

22. Segment Information
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
Sky
The Sky segment includes direct-to-home (“DTH”) broadcast satellite pay television services in Mexico. Sky revenues are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Cable and Telecom
The Cable and Telecom segment includes the operation of a cable television system in the Mexico City metropolitan area, and beginning in December 2007, the operation of telecommunications facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and crosses directly into the United States in the cities of San Antonio, Texas and San Diego, California. The cable business derives revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, internet services subscription and telephone services subscription (beginning in the third quarter of 2007), as well as from local and national advertising sales. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses
The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, Internet, gaming (beginning in the second quarter of 2006), and radio (beginning in the first quarter of 2007). The Group’s Radio business was presented as a separate reportable segment in 2005 and 2006, and was classified into the Other Businesses segment since its operations are no longer significant to the Group’s consolidated financial statements taken as a whole.
The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2005, 2006 and 2007.

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Profit (Loss)
2005:
Television Broadcasting	Ps.	20,049,877	Ps.	592,102	Ps.	19,457,775	Ps.	9,557,689
Pay Television Networks		1,199,676		316,382		883,294		559,336
Programming Exports		2,025,325		—		2,025,325		721,939
Publishing		2,705,051		41,642		2,663,409		518,302
Publishing Distribution		434,226		11,038		423,188		7,127
Sky		6,463,328		34,490		6,428,838		2,717,250
Cable and Telecom		1,517,058		3,114		1,513,944		528,551
Other Businesses		1,801,866		129,626		1,672,240		(138,379)

Segment totals		36,196,407		1,128,394		35,068,013		14,471,815
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,128,394)		(1,128,394)		—		(197,004)
Depreciation and amortization expense		—		—		—		(2,611,629)

Consolidated total	Ps.	35,068,013	Ps.	—	Ps.	35,068,013	Ps.	11,663,182 (1)

2006:
Television Broadcasting	Ps.	21,760,426	Ps.	579,576	Ps.	21,180,850	Ps.	10,996,343
Pay Television Networks		1,379,003		289,526		1,089,477		707,897
Programming Exports		2,190,272		—		2,190,272		901,965
Publishing		2,993,912		19,711		2,974,201		576,677
Publishing Distribution		449,830		11,881		437,949		18,676
Sky		7,732,878		93,825		7,639,053		3,689,128
Cable and Telecom		2,059,350		5,040		2,054,310		847,527
Other Businesses		1,922,296		130,709		1,791,587		(224,898)

Segment totals		40,487,967		1,130,268		39,357,699		17,513,315
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,130,268)		(1,130,268)		—		(467,828)
Depreciation and amortization expense		—		—		—		(2,779,772)

Consolidated total	Ps.	39,357,699	Ps.	—	Ps.	39,357,699	Ps.	14,265,715 (1)

2007:
Television Broadcasting	Ps.	21,213,175	Ps.	456,133	Ps.	20,757,042	Ps.	10,518,063
Pay Television Networks		1,851,969		487,718		1,364,251		1,150,226
Programming Exports		2,262,137		620		2,261,517		1,032,022
Publishing		3,311,867		16,918		3,294,949		624,360
Publishing Distribution		479,223		13,104		466,119		28,540
Sky		8,402,151		80,124		8,322,027		4,037,860
Cable and Telecom		2,611,613		3,063		2,608,550		947,178
Other Businesses		2,560,444		73,373		2,487,071		(265,939)

Segment totals		42,692,579		1,131,053		41,561,526		18,072,310
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,131,053)		(1,131,053)		—		(368,344)
Depreciation and amortization expense		—		—		—		(3,223,070)

Consolidated total	Ps.	41,561,526	Ps.	—	Ps.	41,561,526	Ps.	14,480,896 (1)

(1)	Consolidated totals represent consolidated operating income.

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
The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2005, 2006 and 2007.

					Additions to
	Segment		Segment		Property,
	Assets		Liabilities		Plant and
	at Year-End		at Year-End		Equipment
2005:
Continuing operations:
Television operations(1)	Ps.	50,112,094	Ps.	24,107,651	Ps.	944,879
Publishing		2,228,025		374,842		11,419
Publishing Distribution		988,561		459,139		6,251
Sky		4,916,283		6,452,931		1,281,951
Cable and Telecom		2,519,036		506,766		600,991
Other Businesses		4,432,975		557,889		110,681

Total	Ps.	65,196,974	Ps.	32,459,218	Ps.	2,956,172

2006:
Continuing operations:
Television operations(1)	Ps.	60,019,459	Ps.	24,294,817	Ps.	1,150,077
Publishing		2,185,263		365,010		36,507
Publishing Distribution		1,002,951		473,718		16,564
Sky		6,445,978		5,619,942		1,038,535
Cable and Telecom		3,050,590		763,844		860,518
Other Businesses		5,254,961		963,293		326,331

Total	Ps.	77,959,202	Ps.	32,480,624	Ps.	3,428,532

2007:
Continuing operations:
Television operations(1)	Ps.	60,211,587	Ps.	26,298,566	Ps.	1,149,261
Publishing		3,012,529		673,078		156,341
Publishing Distribution		1,183,543		605,032		65,568
Sky		8,893,874		6,178,789		1,338,938
Cable and Telecom		7,806,023		4,706,581		851,379
Other Businesses		5,502,059		832,827		353,952

Total	Ps.	86,609,615	Ps.	39,294,873	Ps.	3,915,439

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

Segment assets reconcile to total assets as follows:

	2006		2007
Segment assets	Ps.	77,959,202	Ps.	86,609,615
Investments attributable to:
Television operations(1)		1,737,448		3,781,767
Cable and Telecom		2,992,310		3,583,173
Other segments		1,252,119		772,648
Goodwill net attributable to:
Television operations		1,403,488		909,792
Publishing		24,579		690,144
Cable and Telecom		—		1,780,024
Other Businesses		817,006		576,313

Total assets	Ps.	86,186,152	Ps.	98,703,476

(1)	Includes goodwill attributable to equity investments of Ps.41,105 and Ps.22,004 in 2006 and 2007, respectively.
Equity method income (loss) for the years ended December 31, 2005, 2006 and 2007 attributable to television operations, equity investments approximated Ps.193,499, Ps.(630,086) and Ps.(768,457), respectively.
Segment liabilities reconcile to total liabilities as follows:

	2006		2007
Segment liabilities	Ps.	32,480,624	Ps.	39,294,873
Notes payable and long-term debt not attributable to segments		15,690,651		18,758,303

Total liabilities	Ps.	48,171,275	Ps.	58,053,176

Geographical segment information:

					Additions to
	Total		Segment Assets		Property, Plant
	Net Sales		at Year-End		and Equipment
2005:
Mexico	Ps.	31,004,846	Ps.	58,287,493	Ps.	2,924,115
Other countries		4,063,167		6,909,481		32,057

	Ps.	35,068,013	Ps.	65,196,974	Ps.	2,956,172

2006:
Mexico	Ps.	34,793,376	Ps.	72,199,969	Ps.	3,391,671
Other countries		4,564,323		5,759,233		36,861

	Ps.	39,357,699	Ps.	77,959,202	Ps.	3,428,532

2007:
Mexico	Ps.	36,532,710	Ps.	71,194,036	Ps.	3,779,583
Other countries		5,028,816		15,415,579		135,856

	Ps.	41,561,526	Ps.	86,609,615	Ps.	3,915,439

Net sales are attributed to geographical segment based on the location of customers.
23. Differences between Mexican FRS and U.S. GAAP
The Group’s consolidated financial statements are prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and stockholders’ equity as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007.

Reconciliation of Net Income

	2005		2006		2007
Majority interest net income as reported under Mexican FRS	Ps.	6,613,414	Ps.	8,908,943	Ps.	8,082,463

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of depreciation		10,139		68,758		92,713
(b) Deferred costs, net of amortization		(4,032)		19,149		97,672
(c) Deferred debt refinancing costs, net of amortization		(604,648)		31,396		31,420
(d) Equipment inflation restatement, net of depreciation		(518,917)		(121,055)		(43,042)
(e) Purchase accounting adjustments:
Amortization of network affiliation agreements		(7,159)		(7,159)		(7,159)
Depreciation of fixed assets		(12,118)		(12,118)		(12,118)
Amortization of other assets		(5,034)		(5,003)		(5,006)
Amortization of subscribers list		—		(104,179)		(156,268)
Impairment of goodwill		—		—		493,693
(g) Equity method investees:
Sky Multi-Country Partners (“SMCP”)		1,408,545		—		—
Cablemás		—		—		(25,057)
(h) Univision investment:
Sale of investment		—		—		(298,336)
Hedge accounting		—		559,845		—
(i) Derivative financial instruments(1)		(265,395)		(1,397,789)		—
(j) Pension plan and seniority premiums		36,217		—		—
(k) Employee stock-based compensation		47,156		—		—
(l) Production and film costs		330,105		281,297		23,895
(m) Deferred income taxes and employees’ profit sharing:
Deferred income taxes(1)		268,883		77,260		(5,905)
Deferred employees’ profit sharing(1)		76,987		10,342		(33,252)
(n) Maintenance reserve		5,345		(2,744)		(3,949)
(o) Minority interest on U.S. GAAP adjustments		(11,239)		1,134		1,632

Total U.S. GAAP adjustments, net		754,835		(600,866)		150,933

Net income under U.S. GAAP	Ps.	7,368,249	Ps.	8,308,077	Ps.	8,233,396

(1)	Net of inflation effects
Reconciliation of Stockholders’ Equity

	2006		2007
Total stockholders’ equity under Mexican FRS	Ps.	38,014,877	Ps.	40,650,300

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(848,806)		(756,093)
(b) Deferred costs, net of amortization		(113,490)		(15,818)
(c) Deferred debt refinancing costs, net of amortization		(573,252)		(541,832)
(d) Equipment inflation restatement, net of depreciation		268,413		—
(e) Purchase accounting adjustments:
Broadcast license and network affiliation agreements		131,248		124,089
Fixed assets		54,525		42,407
Other assets		47,533		45,463
Goodwill on acquisition of Bay City		(1,104,843)		(611,150)
Goodwill on acquisition of minority interest in Editorial Televisa		1,358,428		1,358,428
Subscribers list		520,894		364,626
Goodwill on acquisition of minority interest in Sky		86,236		86,236
(f) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		140,380		140,380
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		109,988		109,988
(g) Equity method investees:
OCEN		(2,446)		(2,446)
Cablemás		—		(25,057)
(j) Pension plan and seniority premiums		640,321		395,842
(l) Production and film costs		(1,538,667)		(1,514,772)
(m) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		388,994		514,647
Deferred employees’ profit sharing		(115,027)		(148,279)
(n) Maintenance reserve		22,011		18,062
(o) Minority interest		(1,688,208)		(3,655,162)

Total U.S. GAAP adjustments, net		(2,215,768)		(4,070,441)

Total stockholders’ equity under U.S. GAAP	Ps.	35,799,109	Ps.	36,579,859

A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2006		2007
Balance at January 1,	Ps.	30,589,544	Ps.	35,799,109
Net income for the year		8,308,077		8,233,396
Repurchase of capital stock		(3,224,515)		(3,948,331)
Dividends		(1,161,839)		(4,506,492)
Sale of capital stock under stock-based compensation plan		587,263		99,771
Stock based compensation		243,882		140,517
Benefit from capital contribution of minority interest in Sky		385,596		—
Other comprehensive income:
Changes in other comprehensive income of equity investees		598,035		5,382
Net unrealized loss on available-for-sale financial asset, net of tax		(1,466,475)		565,862
Result from holding non-monetary assets, net of tax		(72,322)		(138,776)
Foreign currency translation adjustment		595,350		505,446
Pension and post retirement adjustment		416,513		(176,025)

Balance at December 31,	Ps.	35,799,109	Ps.	36,579,859

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
(a) Capitalization of Financing Costs, Net of Accumulated Depreciation
Prior to 2007, Mexican FRS allowed, but did not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses. As from January 1, 2007, the Group applies NIF D-6, “Capitalization of financing costs,” which is similar to the provisions set forth under U:S GAAP.
U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In neither instance does U.S. GAAP allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods presented. Rather, the U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then.

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
Under U.S. GAAP, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefit is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with EITF Issue No. 00-2, “Accounting for Web Site Development Costs.” Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican FRS, net of the reversal of any amortization which is reflected under Mexican FRS.
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
For U.S. GAAP purposes, premiums paid by the debtor to the old creditors are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. The adjustment to U.S. GAAP net income during 2005 reflects the reversal of the amounts capitalized under Mexican FRS, net of the related amortization while the 2006 and 2007 adjustments reflects the reversal of amortization expense recorded under Mexican FRS in such periods.
(d) Equipment Inflation Restatement, Net of Depreciation
The Group restates equipment of non-Mexican origin using the Specific Index for determining the price-level accounting restated balances under Mexican FRS.
Under Regulation S-X of the SEC, for U.S. GAAP purposes, the restatement of equipment of non-Mexican origin by the Specific Index method is a deviation from the historical cost concept. The U.S. GAAP net income and stockholders’ equity reconciliations reflect adjustments to reverse the Specific Index restatement recognized under Mexican FRS and to restate equipment of non-Mexican origin by the change in the NCPI and recalculate the depreciation expense on this basis. In addition, the result from holding non-monetary assets adjustment recognized in stockholders’ equity under Mexican FRS related to fixed assets totaling Ps.6,963 and (Ps.225,371) for the years ended December 31, 2006 and 2007, respectively, has been reversed for U.S. GAAP purposes.
In addition, the 2005 U.S. GAAP net income adjustment includes a catch-up adjustment of Ps.397,165, of depreciation expense of non-Mexican origin equipment, related to prior years. Individually, the amount related to each prior period was not significant.
(e) Purchase Accounting Adjustments
In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radiotelevisión, S.A. de C.V. and under Mexican FRS, recognizing the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license, network affiliation agreements, programming and advertising contracts, fixed assets and other assets. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. Upon the adoption of SFAS No. 142 on January 1, 2002, the Group ceased amortizing the broadcast license, as it was considered to have an indefinite life, as well as the amount allocated to goodwill. The U.S. GAAP net income adjustment for each of the periods presented herein represents the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes. In addition, in 2007 and for Mexican FRS purposes, the Group recorded an impairment of goodwill for an amount of Ps. 493,693 (which had a net balance after impairment of Ps.611,150). Therefore, the 2007 U.S. GAAP net income and stockholders’ equity reconciliation reflects the reversal of such impairment, since for U.S. GAAP purposes, the carrying value of goodwill was lower than Mexican FRS (due to the previous purchase price allocation to intangible assets and fixed assets).

In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with a related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group. The purchase price adjustment under U.S. GAAP was allocated to goodwill. There is no net income adjustment as goodwill is no longer amortized for either Mexican FRS and U.S. GAAP purposes. The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects (i) the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS; (ii) net of the difference in amortization of goodwill since under Mexican FRS, amortization continued through December 31, 2003 versus January 1, 2002 for U.S. GAAP purposes.
In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky that DIRECTV acquired from Liberty Media. This minority interest acquisition amounted to approximately U.S.$58.7 million (Ps.699,891). After this transaction, the Group (i) increased its equity stake in Sky from 52.7% to 58.7% (see Note 11); and (ii) under Mexican FRS, recognized the excess of the purchase price over the carrying value of this minority interest totaling Ps.711,311 within stockholders’ equity. Under U.S. GAAP, the acquisition of minority interest should be accounted for using the purchase method of accounting. The Group has recognized an intangible asset related to the subscribers list that should be amortized on a straight-line basis over its estimated subscriber period. For the difference between the purchase price, and the fair value of the net assets acquired, including identifiable intangible assets, the Group has recorded goodwill in the amount of Ps.86,236. The 2006 and 2007 U.S. GAAP net income adjustment reflects only the amortization of the subscribers list recognized for U.S. GAAP purposes.
(f) Goodwill and Other Intangible Assets
The carrying amount of goodwill by segment under U.S. GAAP as of December 31, 2006 and 2007, are as follows:

	2006		2007
Consolidated subsidiaries:
Television Broadcasting	Ps.	337,094	Ps.	337,094
Cable and Telecom(1)		—		1,552,054
Publishing		1,389,538		2,055,103
Other segments		155,224		155,224
Equity method investees		865,422		852,696

	Ps.	2,747,278	Ps.	4,952,171

The U.S. GAAP net carrying value of intangible assets as of December 31, 2006 and 2007 amounted to:

	2006		2007
Trademarks(2)(3)	Ps.	620,726	Ps.	824,263
Television network concession(2)		742,605		742,605
TVI concession(4)		147,108		262,925
Telecom concession		—		29,113
Network affiliation agreements(2)		119,913		119,913
Licenses and software		369,584		393,843
Subscriber list		885,189		705,027
Deferred financing costs		271,060		288,462
Broadcast license		11,335		4,176
Leasehold improvements		152,928		682,594
Other		80,557		108,522

	Ps.	3,401,005	Ps.	4,161,443

(1)	In 2007, the Group acquired the majority of the assets of Bestel. As a result of such acquisition, the Group recorded goodwill of Ps.1,552,054.

(2)	Indefinite-lived.

(3)	Includes translation effect, impairment adjustments and acquisitions (see Note 7).

(4)	Represents a cable television company with a license to operate in the city of Monterrey and surrounding areas. The license expires in 2026. The Group acquired a 50% interest in this venture.

The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.429,528 for each of the next five fiscal years.
(g) Equity Method Investees
SMCP
The 2005 income statement adjustment represents the reversal of the cumulative carrying amount difference recorded through December 31, 2004 related to SMCP. This equity method investment was sold in 2005.
Cablemás
As described in Note 2, in November 2006, the Group invested U.S.$258 million (Ps.2,943,986) in convertible debentures of Alvafig, an entity created to hold a 49% equity interest in Cablemás. The Group has identified Alvafig as a variable interest entity, and the Group as the primary beneficiary of the investment in this entity. Hence, the assets of Alvafig, consisting of a 49% equity interest in Cablemás, as well as its liabilities and results of operations have been included in the consolidated financial statements of the Group.
For Mexican FRS purposes, Cablemás has recorded a reversal of a goodwill impairment loss previously recognized, as a result of changes in economic conditions affecting its investment. Under U.S. GAAP, reversal of goodwill impairment losses is not allowed. Therefore, the 2007 U.S. GAAP net income and stockholders’ equity adjustment reflects the reversal of the amount of impairment reversed for Mexican FRS purposes.
(h) Univision
Available-for-sale financial asset in 2006
As described in Note 2, beginning July 1, 2006, the Group’s investment in Univision, for both Mexican FRS and U.S. GAAP purposes, no longer qualified for accounting under the equity method since the Group’s ability to exercise significant influence over operating and financial policies of Univision no longer existed.
Therefore, under both Mexican FRS and U.S. GAAP, the Group reclassified its carrying value in Univision as a current available-for-sale equity security. Subsequently, the carrying value was adjusted to fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity within accumulated other comprehensive income (see Notes 2 and 14).
Reversal of Hedge Accounting for Investment in Univision in 2006
As mentioned above, through June 30, 2006, the investment in Univision was accounted for under the equity method. The Group managed the currency exposure related to the net assets of Univision through the U.S. dollar-denominated debt agreements, which the Group entered into (its U.S.$300 million Senior Notes due 2011 and its U.S.$300 million Senior Notes due 2032). The Group hedged the total beginning-period amount of the net investment up to the total amount of hedging U.S. dollar-denominated debt and measured the ineffectiveness of such hedge based upon the change in the spot foreign exchange rate. Gains and losses in the Group’s net investment in Univision, for both Mexican FRS and U.S. GAAP purposes, were offset by exchange losses and gains in the Group’s debt obligations, which were charged or credited to other comprehensive income or loss.
Beginning July 1, 2006, the Group classified its investment in shares of Univision common stock, for both Mexican FRS and U.S. GAAP purposes, as a current available-for-sale equity security and re-designated this financial asset under Mexican FRS as being hedged by the Group’s outstanding Senior Notes due 2011, 2025 and 2032, in the aggregate amount of approximately U.S.$971.9 million (see Note 2). Therefore, gains and losses in the Group’s net investment in Univision continued to be offset by exchange losses and gains in the Group’s debt obligations, which were charged or credited to other comprehensive income or loss under Mexican FRS.

Under U.S. GAAP, a non-derivative financial instrument (in this case a U.S. dollar denominated debt) cannot be designated as a hedging instrument in a foreign currency cash flow hedge of an available-for-sale investment. Therefore, the 2006 U.S. GAAP net income reconciliation includes the reversal of the exchange gains and losses related to the Group’s debt obligations, which were charged or credited to other comprehensive income or loss under Mexican FRS from the date that equity method accounting was discontinued through December 31, 2006. There was no equity adjustment at December 31, 2006.
Sale of investment in 2007
On March 29, 2007, the Group sold its investment in Univision. Upon the sale, under Mexican FRS the entire balance previously recorded in accumulated other comprehensive income when the investment was accounted for under the equity method related to (i) the foreign exchange gains and losses, (ii) the Group’s share of amounts reported in other comprehensive income or loss in the financial statements of Univision, and (iii) the foreign exchange losses and gains in the Group’s debt obligations recorded as part of the hedge accounting described above, remained in stockholders’ equity rather than being reclassified into earnings.
For U.S. GAAP purposes, upon the sale of the investment, those amounts should be reclassified into the income statement. Therefore, the 2007 U.S. GAAP net income reconciliation includes the reclassification into earnings of those items recorded in other comprehensive income under Mexican FRS. There was no equity adjustment at December 31, 2007.
(i) Derivative Financial Instruments
As described in Note 2, the Group received warrants for 9,000,000 Class A Common Shares of Univision in 2001 in exchange for the relinquishing of certain governance rights related to its investment in Univision. Under Mexican FRS, the warrants have not been assigned a value since they are related to an equity investee and it is management’s intent not to dispose of such warrants, but rather to exercise such warrants prior to their expiration. Under U.S. GAAP SFAS 133, due to the cashless exercise feature of the warrants, the warrants are considered derivative financial instruments. In accordance with EITF Issue No. 00-8, “Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with providing Goods or Services”, they must be recorded at their fair value from the date of performance commitment. The change in the fair value of the warrants is reflected within the U.S. GAAP net income adjustment for 2005.
During 2006, as described in Note 2, the Group announced its intention to have its shares and warrants to acquire shares of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. As of December 31, 2006, the Group’s warrants to acquire shares of Univision’s common stock have zero fair value since the per share exercise price of the warrants exceed the U.S.$36.25 per share amount to be received under the merger agreement. As a result, U.S. GAAP stockholders’ equity reconciliation as of December 31, 2006 no longer includes a reconciling item for derivative instruments.
For the year ended December 31, 2006, the U.S. GAAP net income adjustment reflects the reversal of the carrying value of the warrants.
(j) Pension Plan and Seniority Premiums
For U.S. GAAP purposes, periodic pension plan costs and periodic seniority premiums costs have been determined in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which became effective for the Group on January 1, 1989, whereas, for Mexican FRS purposes, the Group adopted Bulletin D-3, “Labor Obligations,” effective January 1, 1993. The differing implementation dates resulted in a difference in amortization periods between Mexican FRS and U.S. GAAP. In 2006, the Company revised the Mexican FRS remaining amortization periods and therefore there is no longer a U.S GAAP difference relating to periodic plan costs. The U.S. GAAP adjustment for 2005 is determined by separate actuarial computations for each year under both SFAS No. 87 and Bulletin D-3.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106, and 132(R)”. SFAS No. 158 requires, as of December 31, 2006, the Group to recognize the overfunded or underfunded status of a defined benefit postretirement plan, including pension plans, as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Group adopted the recognition provisions of SFAS No. 158 and has recognized the effects of adoption within its financial statements as of December 31, 2006.

In addition, SFAS No. 158 requires, for fiscal years ending after December 15, 2008, that companies measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. The Group has early adopted this provision and has used December 31, 2006 as the measurement date for all of its plans.
The components of net periodic pension and seniority premium plan cost for the year ended December 31, calculated in accordance with SFAS No. 87, consist of the following:

	2005		2006		2007
Service cost	Ps.	89,698	Ps.	96,435	Ps.	97,878
Interest cost		47,212		52,896		55,804
Expected return on plan assets		(60,251)		(81,152)		(168,141)
Net amortization and deferral		(16,001)		8,421		(9,280)

Net cost under U.S. GAAP		60,658		76,600		(23,739)
Net cost under Mexican FRS		96,875		76,600		(23,739)

Reduction of net cost that would be recognized under U.S. GAAP	Ps.	(36,217)	Ps.	—	Ps.	—

Obligations and Funded Status at December 31
The pension and seniority premium plan liability, and the severance indemnities as of December 31, 2006 and 2007, under SFAS 158, is as follows:

	2006		2007
Projected benefit obligation	Ps.	1,104,212	Ps.	1,134,108
Plan assets		(1,802,958)		(1,628,730)

Funded status		(698,746)		(494,622)

Prepaid pension asset		(698,746)		(494,622)
Severance indemnities — projected benefit obligation		356,250		413,701

Balance sheet asset	Ps.	(342,496)	Ps.	(80,921)

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	1,041,211	Ps.	1,104,212
Service cost		96,435		69,709
Interest cost		52,896		42,245
Actuarial gain		(67,788)		(54,529)
Benefits paid		(18,542)		(27,529)

Projected benefit obligation at end of year	Ps.	1,104,212	Ps.	1,134,108

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	1,539,513	Ps.	1,802,958
Actual return on plan assets		304,855		(140,779)
Benefits paid		(41,410)		(33,449)

Fair value of plan assets at end of year	Ps.	1,802,958	Ps.	1,628,730

Plan Assets
The Company’s weighted average asset allocation by asset category as of December 31 was as follows:

	2006	2007
Equity securities	72.5%	68.8%
Fixed rate instruments	27.5%	31.2%

Total	100.0%	100.0%

Included within plan assets at December 31, 2006 and 2007 are shares of the Group held by the trust with a fair value of Ps.1,306,790 and Ps.1,121,446, respectively.
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

The Group has substantially funded its projected benefit obligation as of December 31, 2007, accordingly, the Group does not expect to make significant contributions to its plan assets in 2008.
The table below shows the effects within the statement of financial position of adopting SFAS No. 158 at December 31, 2006.

	Before				After
	Application				Application
	of SFAS No. 158		Adjustments		of SFAS No. 158
Consolidated Balance Sheet Data
Prepaid pension plans and seniority premiums	Ps.	—	Ps.	342,496	Ps.	342,496
Other assets		91,463,087		—		91,463,087

Total assets	Ps.	91,463,087	Ps.	342,496	Ps.	91,805,583

Deferred income taxes	Ps.	5,632,095	Ps.	161,978	Ps.	5,794,073
Pension plans and seniority premiums		235,995		(235,995)		—
Other liabilities		48,524,193		—		48,524,193

Total liabilities		54,392,283		(74,017)		54,318,266
Minority interest		1,688,208		—		1,688,208
Total stockholders’ equity		35,382,596		416,513		35,799,109

Total liabilities and stockholders’ equity	Ps.	91,463,087	Ps.	342,496	Ps.	91,805,583

The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31 related to pension and post-retirement plans (net of income tax):

	2006		2007
Accumulated other comprehensive income as of beginning of year (net of income tax)	Ps.	—	Ps.	416,513
Increase / (decrease) due to adoption of SFAS No. 158		401,424		—
Net gain/(loss)		—		(72,646)
Amortization of net (gain)/loss		—		(22,561)
Amortization of prior service cost		—		7,790
Inflation adjustment		15,089		—

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	416,513	Ps.	329,096

The amounts recognized in accumulated other comprehensive income as of December 31, are as follows:

	2006		2007
Prior service costs, net of income tax	Ps.	(37,630)	Ps.	(29,840)
Net actuarial gains, net of income tax		454,143		358,936

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	416,513	Ps.	329,096

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

During 2005, the Group adopted SFAS No. 123(R), “Share Based Payment,” utilizing the modified retrospective application method for all periods presented. Prior to the early adoption of SFAS No. 123(R), for U.S. GAAP purposes, the Group applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations (“APB 25”) to account for stock-based compensation. In accordance with APB 25, the Company recognized compensation expense for its employee stock plans using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. Compensation cost is accrued over the vesting period and adjusted for subsequent changes in fair market value of the shares from the measurement date as these plans were classified as variable plans for APB 25 purposes.
As of December 31, 2005, the U.S. GAAP net income adjustment relates to the reversal of compensation expense recorded in 2006 for Mexican FRS purposes upon the adoption of IFRS 2, that was previously expensed under SFAS No. 123(R) as part of the modified retrospective application method. This is partially offset by additional compensation expense of those awards granted between January 1, 1995, and November 7, 2002, and unvested at the date of the adoption of SFAS No. 123(R), which were out-of-scope under IFRS 2, but were considered for purposes of applying SFAS No. 123(R). As of December 31, 2005, these awards were fully vested. Therefore, there is no U.S. GAAP net income adjustment recorded in 2006 and 2007 for employee stock-based compensation.
See Note 12 for details regarding outstanding stock awards, as well as the assumptions used in calculating the fair value of these awards.
The compensation expense recorded for these plans for U.S. GAAP purposes for the years ended December 31, 2005, 2006 and 2007 amounted to Ps.302,145, Ps.243,882, and Ps.140,517, respectively.
At December 31, 2007, there was Ps.227,016 of unrecognized compensation expense related to these plans, which is expected to be recognized over a period of 5 years.
The weighted average remaining contractual term of options outstanding is approximately 4 years, as of December 31, 2007.
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
(m) Deferred Income Taxes and Employees’ Profit Sharing
Under Mexican FRS, the Group applies the provisions of Bulletin D-4, “Accounting for Income Tax, Assets Tax and Employees’ Profit Sharing”, which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.
Under U.S. GAAP, SFAS No. 109, “Accounting for Income Taxes,” requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The components of the net deferred tax liability applying SFAS No. 109 consist of the following:

	December 31,		December 31,
	2006		2007
Net deferred income tax liability recorded under Mexican FRS on Mexican FRS balances (see Note 19)	Ps.	(1,544,741)	Ps.	(1,272,834)
Reclassification of non-current taxes related to non-wholly owned subsidiaries (Sky)		923,767		525,164

Net deferred income tax amount under SFAS No. 109 applied to Mexican FRS balances		(620,974)		(747,670)

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		237,666		211,706
Deferred costs		31,778		4,429
Equipment inflation restatement		(75,156)		—
Purchase accounting adjustments		(65,328)		(59,349)
Pension plan and seniority premiums		(179,290)		(110,836)
Production and film costs		430,827		424,136
Maintenance reserve		(6,163)		(5,057)
Subscriber list		(145,850)		(102,095)
Deferred debt refinancing costs, net of amortization		160,510		151,713

		388,994		514,647

Net deferred income tax liability under U.S. GAAP		(231,980)		(233,023)
Less:
Deferred income tax amount under SFAS No. 109 applied to Mexican FRS balances		(620,974)		(747,670)

Net deferred income tax adjustment required under U.S. GAAP	Ps.	388,994	Ps.	514,647

For purposes of the U.S. GAAP, the change in the deferred income tax liability for the year ended December 31, 2007, representing a charge of Ps.1,043 was recorded against the following accounts:

Charge to the provision for deferred income tax	Ps.	(125,968)
Credit to the result from holding non-monetary assets		55,581
Credit to the stockholders’ equity		69,344

	Ps.	(1,043)

The components of net deferred employees’ profit sharing (“EPS”) liability applying SFAS No. 109 consist of the following:

	December 31,		December 31,
	2006		2007
Deferred EPS liability:
Current:
Inventories	Ps.	2,124	Ps.	2,047
Noncurrent:
Property, plant and equipment		(117,522)		(110,669)
Deferred costs		(59,444)		(57,143)
Pension plan and seniority premiums		79,015		33,984
Other		(19,200)		(16,498)

Total deferred EPS liability	Ps.	(115,027)	Ps.	(148,279)

The provisions for income tax and asset tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

	2005		2006		2007
Current:
Mexican	Ps.	1,124,134	Ps.	95,694	Ps.	3,111,895
Foreign		215,068		200,418		197,265

		1,339,202		296,112		3,309,160

Deferred:
Mexican		(786,430)		1,820,616		124,799
Foreign		2,148		3,174		1,169

		(784,282)		1,823,790		125,968

	Ps.	554,920	Ps.	2,119,902	Ps.	3,435,128

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets SFAS No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies income tax-related interest and penalties as income taxes in the financial statements.
The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.
The Group classifies income tax related interest and penalties as income taxes in the financial statements.
The following tax years remain open to examination and adjustment by the Group’s four major tax jurisdictions:

Mexico	2003 and all following years
United States of America	2004 and all following years for federal tax examinations, and 2003 and all following years for state tax examinations
Argentina	2002 and all following years
Chile	2003 and all following years
Effects of inflation accounting on U.S. GAAP adjustments
In order to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP specific adjustments described above, it is necessary to recognize the effects of applying the Mexican FRS inflation accounting provisions (described in Note 1) to such adjustments.
In addition, as disclosed in Notes 18 and 19, under Mexican FRS, the monetary gain or loss generated by the monetary deferred tax temporary differences are reflected within the integral cost of financing while those related to the non-monetary items are reflected within the deferred tax provision. For U.S. GAAP purposes, the Group has historically followed the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2005 and 2006, the Ps.49,352 and Ps.6,967, respectively, of monetary gain reflected within integral result of financing under Mexican FRS has been reclassified to the deferred tax provision under U.S. GAAP.
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
Additional disclosure requirements
Presentation in the Financial Statements — Operating Income
Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Note 17). The differences relate primarily to the Television Broadcasting and Publishing segments. Operating income of the Television Broadcasting segment would have been, Ps.8,876,350, Ps.12,484,311 and Ps.12,701,655 and operating income of the Publishing segment would have been Ps.466,086, Ps.447,372 and Ps.1,248,720 for the years ended December 31, 2005, 2006 and 2007, respectively.

To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2005, 2006 and 2007 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (o) above:

	Year Ended December 31,
	2005		2006		2007
Net sales	Ps.	35,068,013	Ps.	39,357,699	Ps.	41,561,526
Cost of providing services (exclusive of depreciation and amortization)		15,555,693		16,512,644		18,108,061
Selling and administrative expenses		5,460,455		5,752,728		5,826,861
Depreciation and amortization		3,246,033		3,024,800		3,304,581

Income from operations		10,805,832		14,067,527		14,322,023
Integral result of financing, net		(2,846,969)		(2,290,042)		(250,909)
Other income (expense), net		972,989		(115,444)		(693,939)

Income before income taxes, minority interest and equity in earnings or losses of affiliates		8,931,852		11,662,041		13,377,175
Income tax and assets tax — current and deferred		(554,920)		(2,119,902)		(3,435,128)

Income before minority interest and equity in earnings or losses of affiliates		8,376,932		9,542,139		9,942,047
Minority interest		(1,181,596)		(609,219)		(934,295)
Equity in earnings (losses) of affiliates		172,913		(624,843)		(774,356)

Net income	Ps.	7,368,249	Ps.	8,308,077	Ps.	8,233,396

Weighted average common shares outstanding (in millions)		341,158		339,776		333,653

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
Earnings per CPO and per share under U.S. GAAP are presented in constant pesos for the years ended December 31, 2005, 2006 and 2007, as follows:

	2005				2006				2007
			Series “A”				Series “A”				Series “A”
			and “B”				and “B”				and “B”
	CPO		Shares		CPO		Shares		CPO		Shares
Basic EPS
Income from continuing operations available to common shareholders		6,000,075		1,101,231		6,760,300		1,246,779		6,865,699		1,305,558
Net income available to common shareholders		6,000,075		1,101,231		6,760,300		1,246,779		6,865,699		1,305,558
Weighted average number of common shares outstanding		2,463,608		52,915,867		2,451,792		52,916,036		2,399,453		52,916,036
Basic earnings per share (continuing operations)	Ps.	2.44	Ps.	0.02	Ps.	2.76	Ps.	0.02	Ps.	2.86	Ps.	0.02

Basic earnings per share (net income)	Ps.	2.44	Ps.	0.02	Ps.	2.76	Ps.	0.02	Ps.	2.86	Ps.	0.02

Diluted EPS
Dilutive Potential Shares		63,064		—		47,354		—		40,018		—
Total Diluted weighted average common shares outstanding		2,526,672		52,915,867		2,499,146		52,916,036		2,439,471		52,916,036
Diluted earnings per share (continuing operations)	Ps.	2.37	Ps.	0.02	Ps.	2.71	Ps.	0.02	Ps.	2.81	Ps.	0.02

Diluted earnings per share (net income)	Ps.	2.37	Ps.	0.02	Ps.	2.71	Ps.	0.02	Ps.	2.81	Ps.	0.02

Presentation in the Financial Statements — Consolidated Balance Sheets
To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheet as of December 31, 2006 and 2007, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (o) above:

	December 31,		December 31,
	2006		2007
ASSETS
Current assets:
Cash and cash equivalents	Ps.	15,461,345	Ps.	25,479,541
Other investments		943,728		1,825,355
Trade notes and accounts receivable, net		14,108,702		17,294,674
Other accounts and notes receivable, net		1,544,287		2,590,330
Due from affiliated companies		458,139		195,023
Transmission rights and programming		3,167,943		3,154,681
Inventories		801,943		833,996
Available-for-sale investments		12,266,318		—
Current deferred taxes		2,432,490		2,313,598
Other current assets		800,068		653,260

Total current assets		51,984,963		54,340,458
Non-current assets:
Transmission rights and programming		2,019,071		3,737,976
Investments		4,750,812		7,322,304
Property, plant and equipment, net		21,238,557		24,457,649
Goodwill, net		2,747,278		4,952,171
Intangible assets, net		3,401,005		4,161,443
Deferred taxes		4,308,304		3,906,544
Financial instruments		940,238		765,777
Prepaid pension and seniority premiums		342,496		80,921
Other assets		72,859		83,745

Total assets	Ps.	91,805,583	Ps.	103,808,988

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	1,023,445	Ps.	488,650
Current portion of satellite transponder lease obligation		89,415		97,696
Trade accounts payable		3,580,467		4,457,519
Customer deposits and advances		17,528,635		17,145,053
Taxes payable		1,223,814		684,497
Current deferred taxes		1,293,728		1,579,727
Accrued interest		271,915		307,814
Other accrued liabilities		2,102,700		2,155,864
Due from affiliated companies		39,566		127,191

Total current liabilities		27,153,685		27,044,011
Non-current liabilities:
Long-term debt		18,464,257		24,433,387
Satellite transponder lease obligation		1,162,531		1,035,134
Customer deposits and advances		278,282		2,665,185
Other long-term liabilities		1,465,438		3,374,533
Deferred taxes		5,794,073		5,021,717

Total liabilities		54,318,266		63,573,967

Commitments and contingencies
Minority interest		1,688,208		3,655,162

Total stockholders’ equity		35,799,109		36,579,859

Total liabilities and stockholders’ equity	Ps.	91,805,583	Ps.	103,808,988

Cash flow information
Mexican FRS Bulletin B-12 issued by the MIPA specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, the inflation-adjusted statement of changes in financial position includes certain non-cash items such as monetary gains and losses, unrealized foreign currency translation gains or losses and net effect of foreign investment hedges. Under U.S. GAAP, SFAS No. 95, “Statement of Cash Flows,” a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican pesos and U.S. dollars in 2005, 2006 and 2007) of Mexican financial institutions, to be cash equivalents.
The following is a cash flow statement on a U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS No. 95:

	2005		2006		2007
Operating activities:
Net income under U.S. GAAP	Ps.	7,368,249	Ps.	8,308,077	Ps.	8,233,396
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (income) loss of affiliates		(172,913)		624,843		774,356
Minority interest from continuing operations		1,181,596		609,219		934,295
Depreciation and amortization		3,246,033		3,024,800		3,304,581
Amortization of deferred debt refinancing		—		(31,396)		(31,420)
Impairment adjustments		8,032		93,464		—
Pension plans and seniority premiums		342,207		—		—
Deferred income tax		(784,282)		1,823,790		125,968
(Gain) loss on disposal of investment		(1,223,640)		(19,556)		822,671
Unrealized foreign exchange gain, net		(657,558)		(339,650)		139,064
Employee stock option plans		302,146		243,882		140,517
Maintenance reserve		(5,345)		2,744		3,949
(Income) loss from monetary position		(192,502)		(58,543)		542,533
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade notes and accounts receivable and customer deposits and advances, net		(473,721)		(1,367,269)		(1,651,317)
Inventories		50,276		(112,827)		(32,053)
Transmission rights, programs and films and production talent advances		715,446		495,475		(1,882,412)
Other accounts and notes receivable and other current assets		751,864		(1,152,498)		(528,894)
Increase (decrease) in:
Trade accounts payable		893,661		518,440		937,012
Other liabilities and taxes payable		(871,609)		320,708		116,801
Pension plan and seniority premiums		—		90,360		17,094

Net cash provided by operating activities		10,477,940		13,074,063		11,966,141

Financing activities:
Issuance of Senior Notes due 2025		7,185,905		—		—
Issuance of Senior Notes due 2037		—		—		4,500,000
Issuance of Senior Notes due 2012		—		—		2,481,521
Prepayments of Senior Notes and UDIs denominated Notes		(5,873,517)		—		—
Prepayment of Senior Notes due 2013		—		(3,034,536)		—
Other increase (decrease) in debt		—		3,631,565		(1,054,007)
Deferred debt refinancing costs		604,648		—		—
Other changes in notes payable		(4,861,141)		—		—
Financial instruments		(752,094)		(1,532,111)		140,398
Repurchase of capital stock		(1,289,552)		(3,224,515)		(3,948,331)
Sale of repurchased shares		339,611		587,263		99,771
Dividends paid		(4,648,726)		(1,161,839)		(4,506,492)
Minority interest		(117,236)		113,607		1,032,659

Net cash used for financing activities		(9,412,102)		(4,620,566)		(1,254,481)

	2005		2006		2007
Investing activities:
Other investments		671,872		(826,920)		(915,818)
Due from affiliated companies, net		577,657		(894,658)		262,170
Equity investments and other advances		558,616		(2,703,858)		(4,746,807)
Investments in property, plant and equipment		(2,626,055)		(2,887,888)		(2,977,154)
Available-for-sale investment in shares of Univision		—		—		11,821,932
Acquisitions of Telecom net assets		—		—		(1,975,666)
Intangible assets and other assets		(1,574,196)		(902,707)		(1,762,332)

Net cash used for investing activities		(2,392,106)		(8,216,031)		(293,675)

Net (decrease) increase in cash and cash equivalents		(1,326,268)		237,466		10,417,985
Translation effect on cash and cash equivalents		(13,654)		7,228		22,086
Net increase in cash and temporary investments upon Telecom acquisition		—		—		138,261
Effect of inflation on cash and cash equivalents		(572,337)		(616,759)		(560,136)
Cash and cash equivalents at beginning of year		17,745,669		15,833,410		15,461,345

Cash and cash equivalents at end of year	Ps.	15,833,410	Ps.	15,461,345	Ps.	25,479,541

Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

	2005		2006		2007
Interest	Ps.	2,156,091	Ps.	1,894,346	Ps.	1,905,621
Income taxes and/or assets tax		578,299		1,132,412		2,955,115
Supplemental disclosures about non-cash activities:

	2005		2006		2007
Note receivable related to customer deposits	Ps.	13,278,854	Ps.	12,406,786	Ps.	14,753,180
Recently issued accounting standards
SFAS No. 157, “Fair Value Measurements,” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. FASB Staff Position 157-2 delays the effective date of SFAS 157, “Fair Value Measurements,” for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of Statement 157 for the above types of items to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Group is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the financial position, results of operations and disclosures.
In February 2007, the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact this statement will have on the financial position, results of operations and disclosures, should the Group elect to measure certain financial instruments at fair value.

In December 2007, the FASB published SFAS No. 141(R), which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, sets forth the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, and earlier adoption is prohibited. The Group will adopt this pronouncement on January 1, 2009.
In December 2007, the FASB published SFAS No. 160 on “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements. SFAS No. 160 will be effective for fiscal years and interim periods after December 15, 2008, and earlier adoption is prohibited. The presentation and disclosure requirements of SFAS No. 160 must be applied retrospectively for all periods presented. The Group will adopt this pronouncement on January 1, 2009. The Group is currently evaluating the impact this statement will have on the financial position, results of operations and disclosures.
On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” an amendment to FASB Statement No. 133. This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of FASB 161 is not expected to have a material impact on the results of operations and financial condition.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” Any effect of applying the provisions of this Statement shall be reported as a change in accounting principles in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” An entity shall follow the disclosure requirements of that Statement, and additionally, disclose the accounting principles that were used before and after the application of the provisions of this Statement and the reason why applying this Statement resulted in a change in accounting principles. The adoption of SFAS No. 162 is not expected to have a material impact on the results of operations and financial condition.
Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning						End
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventories:
Year ended December 31, 2005	Ps.	9,371	Ps.	2,529	Ps.	—	Ps.	11,900
Year ended December 31, 2006		11,900		—		(4,932)		6,968
Year ended December 31, 2007		6,968		15,578		(3,165)		19,381

Allowances for doubtful accounts(1):
Year ended December 31, 2005	Ps.	1,339,846	Ps.	335,741	Ps.	(371,302)	Ps.	1,304,285
Year ended December 31, 2006		1,304,285		592,523		(645,213)		1,251,595
Year ended December 31, 2007		1,251,595		154,955		(303,684)		1,102,866

(1)	Include allowances for trade and non-trade doubtful accounts.

24. Subsequent Events
On April 30, 2008, the Company’s stockholders approved (i) the payment of a dividend for an aggregate amount of up to Ps.2,276,340, which consisted of Ps.0.75 per CPO and Ps.0.00641025641 per share, not in the form of a CPO, which was paid in cash in May 2008; and (ii) the cancellation of approximately 7,146.1 million shares of capital stock in the form of approximately 61.1 million CPOs, which were repurchased by the Company in 2007 and 2008.
In May 2008, the Company issued U.S.$500 million aggregate principal amount of 6% Senior Notes due 2018. The Group intends to use the net proceeds from this issuance for general corporate purposes, including the repayment of the Company’s outstanding indebtedness and the repurchase of the Company’s shares, among other uses, in each case, subject to market conditions and other factors. The indenture of these Senior Notes contains certain covenants similar to those applicable to the Company’s Senior Notes due 2011, 2025, 2032 and 2037. The Senior Notes due 2018 are intended to be registered in the third quarter of 2008 with the U.S. Securities and Exchange Commission (see Note 8).
On May 13, 2008, the Mexican Antitrust Commission announced that the Group complied with all of the required regulatory conditions, and therefore, authorized the conversion of debentures issued by Alvafig and held by the Group into 99.99% of the capital stock of Alvafig. As a result of this conversion, which was effected by the Group and Alvafig in May 2008, Alvafig became an indirect subsidiary of the Company (see Note 2).
During the period from January 1, 2008 through June 13, 2008, the Group made additional capital contributions related to its 40% interest in La Sexta in the aggregate amount of €24.8 million.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2008.
2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008
4.16	—
Full-Time Transponder Service Agreement, dated as of November __, 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda.

4.17	—
Credit Agreement, dated as of December 19, 2007, by and among Empresas Cablevisión, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger.

8.1	—	List of Subsidiaries of Registrant.
12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.
13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 25, 2008.