Form 20-F
period 2008-12-31
GRUPO TELEVISA, S.A.B.
filed 2009-06-30
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2008 was:
111,778,295,865 A Shares
51,799,139,809 B Shares
82,407,664,201 L Shares
82,407,664,201 D Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑
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
Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2008 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.
In this Annual Report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2007 and 2008, the related consolidated statements of income and of changes in stockholders’ equity for the years ended December 31, 2006, 2007 and 2008, the related consolidated statements of changes in financial position for the years ended December 31, 2006 and 2007, and of cash flows for the year ended December 31, 2008, and the accompanying notes appearing elsewhere in this annual report. Beginning on January 1, 2008, we were no longer required by Mexican FRS to recognize the effects of inflation in our financial statements. Accordingly, our financial information through December 31, 2007 is stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the year ended December 31, 2008 is not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the year ended December 31, 2008 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. The data should also be read together with “Operating and Financial Review and Prospects”.
The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2008, which was Ps.13.8400 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
Our year-end financial statements have been prepared in accordance with Mexican FRS, which became effective on January 1, 2006, and differ in some significant respects from U.S. GAAP. Prior to 2006, Mexican generally accepted accounting principles, or Mexican GAAP, were followed. The adoption of Mexican FRS did not have a significant effect on our consolidated financial statements. Note 23 to our year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2008, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2006, 2007 and 2008 and stockholders’ equity at December 31, 2007 and 2008. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity, net income and other items as reported under Mexican FRS and U.S. GAAP. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information”.

Effective December 2007, we began consolidating Letseb, S.A. de C.V. and Bestel USA, Inc., together, Bestel in accordance with Mexican FRS, and in June 2008 we began consolidating Cablemás, S.A. de C.V., or Cablemás in accordance with Mexican FRS. Bestel and Cablemás are both under the “Cable and Telecom” segment.
Beginning on September 30, 2008, we reported the “Publishing Distribution” segment under the “Other Businesses” segment since this operation was no longer significant to our consolidated financial statements taken as a whole. We have restated our segment results for the prior periods to reflect this change in segment reporting.

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(Millions of Pesos or millions of U.S. Dollars)(1)
(Mexican GAAP/FRS)
Income Statement Data:
Net sales	Ps.	32,704	Ps.	35,068	Ps.	39,358	Ps.	41,562	Ps.	47,972	U.S.	$3,466
Operating income		9,547		11,663		14,266		14,481		15,128		1,093
Integral cost of financing, net(2)		1,691		1,924		1,141		410		831		60
Income from continuing operations		6,214		8,330		9,519		9,018		8,731		631
Cumulative effect of accounting change, net		(1,139)		(546)		—		—		—		—
Net income		4,815		6,613		8,909		8,082		7,804		564
Income from continuing operations per CPO(3)		2.04		2.46		3.07		2.84		2.77		—
Net income per CPO(3)		1.66		2.27		3.07		2.84		2.77		—
Weighted-average number of shares outstanding (in millions)(3)(4)		345,206		341,158		339,776		333,653		329,580		—
Cash dividend per CPO(3)		1.41		1.49		0.37		1.50		0.75		—
Shares outstanding (in millions, at year end)(4)		341,638		339,941		337,782		329,960		328,393		—
(U.S. GAAP)(5)
Income Statement Data:
Net sales	Ps.	32,704	Ps.	35,068	Ps.	39,358	Ps.	41,562	Ps.	47,972	U.S.$	3,466
Operating income		8,746		10,806		14,068		14,322		14,673		1,060
Income from continuing operations		4,696		7,368		8,308		8,233		8,130		587
Net income		4,696		7,368		8,308		8,233		8,130		587
Income from continuing operations per CPO(3)		1.61		2.44		2.76		2.86		2.82		—
Net income per CPO(3)		1.61		2.44		2.76		2.86		2.82		—
Weighted-average number of shares outstanding (in millions)(3)(4)		345,206		341,158		339,776		333,653		329,580		—
Shares outstanding (in millions, at year end)(4)		341,638		339,941		337,782		329,960		328,393		—
(Mexican GAAP/FRS)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	18,566	Ps.	15,955	Ps.	16,405	Ps.	—	Ps.	—	U.S.$	—
Cash and cash equivalents		—		—		—		25,480		35,106		2,537
Temporary investments		—		—		—		1,825		6,798		491
Total assets		82,469		81,162		86,186		98,703		122,852		8,877
Current portion of long-term debt and other notes payable(6)		3,678		367		1,023		489		2,283		165
Long-term debt, net of current portion(7)		21,134		19,581		18,464		25,307		36,680		2,650
Customer deposits and advances		17,073		19,484		17,807		19,810		18,688		1,350
Capital stock issued		10,677		10,677		10,507		10,268		10,061		727
Total stockholders’ equity (including minority interest)		30,796		32,242		38,015		40,650		47,252		3,414
(U.S. GAAP)(5)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps.	17,746	Ps.	15,833	Ps.	15,461	Ps.	25,480	Ps.	33,583	U.S.$	2,427
Total assets		91,877		88,724		91,806		103,728		127,966		9,246
Current portion of long-term debt and other notes payable(6)		3,678		367		1,023		489		2,283		165
Long-term debt, net of current portion(7)		21,134		19,582		18,464		25,307		36,680		2,650
Total stockholders’ equity (excluding minority interest)		29,170		30,589		35,799		36,580		41,539		3,001
(Mexican FRS)
Cash Flow Data(14):
Net Cash provided by operating activities	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	22,258	U.S.$	1,608
Net Cash used for investing activities		—		—		—		—		(11,361)		(821)
Net Cash used for financing activities		—		—		—		—		(1,886)		(136)
Increase in cash and cash equivalents		—		—		—		—		9,143		661
(U.S. GAAP)(5)
Cash Flow Data:
Cash provided by operating activities		7,641		10,478		11,542		12,107		19,851		1,434
Cash (used for) provided by financing activities		(703)		(9,412)		(3,088)		(1,395)		522		38
Cash used for investing activities		(673)		(2,392)		(8,216)		(294)		(12,884)		(931)
(Mexican GAAP/FRS)
Other Financial Information:
Capital expenditures(8)	Ps.	2,173	Ps.	2,849	Ps.	3,346	Ps.	3,878	Ps.	6,627	U.S.$	479
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(9)		68.9%		68.5%		69.5%		69.0%		71.2%		—
Average prime time rating (TV broadcasting)(9)		36.7		36.5		35.5		33.4		35.2		—
Magazine circulation (millions of copies)(10)		127		145		155		165		174		—
Number of employees (at year end)		14,100		15,100		16,200		17,800		22,500		—
Number of Innova subscribers (in thousands at year end)(11)		1,003		1,251		1,430		1,585		1,760		—
Number of Cablevisión RGUs (in thousands at year end)(12)		381		475		583		695		844		—
Number of Cablemás RGUs (in thousands at year end)(12)(13)		—		—		—		—		1,170		—

Notes to Selected Consolidated Financial Information:
(1)
Except per Certificado de Participación Ordinario, or CPO, average audience share, average rating, magazine circulation, employee, subscriber, Revenue Generating Units, or RGUs, and registered user data. Amounts in Mexican Pesos for the years ended December 31, 2004, 2005, 2006 and 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and through December 31, 2007, gain or loss from monetary position. See Note 18 to our year-end financial statements.

(3)
For further analysis of income (loss) from continuing operations per CPO and net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 20 (for the calculation under Mexican FRS) and Note 23 (for the calculation under U.S. GAAP) to our year-end financial statements.

(4)
As of December 31, 2004, 2005, 2006, 2007 and 2008, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of GDSs, each GDS representing 5 CPOs. Before March 22, 2006, each GDS represented 20 CPOs.

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

As of December 31, 2008, for legal purposes, there were approximately 2,438.1 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 12 to our year-end financial statements.

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

(9)
“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. The Mexican subsidiary of IBOPE is referred to as IBOPE Mexico in this annual report. For further information regarding audience share and ratings information and IBOPE Mexico, see “Information on the Company — Business Overview— Television — Television Broadcasting”.

(10)
The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(11)
Sky commenced operations in Mexico in 1996, and in Central America in 2007. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”. Under Mexican GAAP, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in results in respect of our investment in Innova in our consolidated income statement, as we recognized equity in losses of Innova up to the amount of our initial investment and subsequent capital contributions in Innova. Since April 1, 2004, Innova has been consolidated in our financial results.

(12)
An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión and Cablemás (pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión and Cablemás given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

(13)	Beginning June 2008, we started to consolidate Cablemás, a significant cable operator in Mexico, operating in 49 cities.

(14)
Through December 31, 2007, under Mexican FRS, the changes in financial position for operating, financing and investing activities, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” became effective on a prospective basis. Therefore, we have included the new statement of cash flows for the year ended December 31, 2008. See Note 1 to our year-end financial statements for further detail regarding this change. Due to the adoption of Mexican FRS NIF B-2, “Statement of Cash Flows”, 2008 information is not directly comparable to 2007 and prior years. The criteria for determining net cash provided by, or used for, operating, investing and financing activities under the new Mexican FRS NIF B-2, “Statement of Cash Flows” is different from that used in prior years.

Dividends
Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. The amounts in this section are presented in nominal historical figures and therefore have not been restated in constant currency units due to a change in Mexican FRS whereby beginning on January 1, 2008 we were no longer required to recognize the effects of inflation on our results. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company’s Board of Directors approved a Ps.3,850.0 million cash distribution to stockholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to stockholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a general stockholders’ meeting, our stockholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. On April 28, 2006 at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. On April 27, 2007, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable general stockholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, under certain conditions.

Exchange Rate Information
Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.
The following table sets forth, for the periods indicated, the high, low, average and period end Mexican Official FIX Rate, or FIX Rate, published by the Mexican Central Bank, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2004	11.6328	10.8172	11.2871	11.1495
2005	11.4018	10.4097	10.8895	10.6344
2006	11.4809	10.4303	10.9034	10.8116
2007	11.2676	10.6639	10.9274	10.9157
2008	13.9183	9.9180	11.1455	13.8325
2009:
January	14.3097	13.3458	13.8921	14.3097
February	15.0698	14.1392	14.5966	15.0698
March	15.3650	14.0502	14.6695	14.1517
April	13.9108	13.0511	13.4367	13.8443
May	13.3500	12.8695	13.1621	13.1667
June (through June 29)	13.6507	13.1550	13.3499	13.1812
(1)	Annual average rates reflect the average of the daily exchange rate during the relevant period.
The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.
The Mexican economy has had balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.
On June 29, 2009 the FIX Rate was Ps.13.1812 per U.S.$1.00.

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
Mexico Has Experienced and is Currently Experiencing Adverse Economic Conditions, Which Could have a Negative Impact on Our Results of Operations and Financial Condition
Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased 5.1%, 3.3% and 1.3% in 2006, 2007 and 2008, respectively. Mexican GDP growth fell short of Mexican government estimates in 2008; however, according to Mexican government estimates, Mexican GDP is expected to fall by approximately 4.35%. We cannot assure you that these estimates will prove to be accurate.
The Mexican economy is currently in a recession. Mexico has been adversely affected by the global economic crisis that started in the summer of 2007. The country’s main economic indicators have been negatively affected, including a rise in unemployment, higher inflation and a devaluation of the Peso against the U.S. dollar. This current global economic downturn and/or any future economic downturn, including downturns in the United States, could affect our financial condition and results of operations. We cannot predict what impact this crisis will have. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, DTH satellite services, pay-per-view programming, telecommunication services and other services and products may decrease because consumers may find it difficult to pay for these services and products.
More recently, Mexico was impacted by the H1N1 influenza crisis, which affected the Mexican economy. Due to the increased amount of cases of this virus, the Mexican government closed all public and private educational facilities across the country for two weeks and the Mexico City government cancelled all economic activities in the city for almost one week. Among other consequences, Mexico’s tourism industry was materially affected. Even though Mexico successfully overcame this health crisis, there is no way of anticipating how any additional outbreaks of the influenza virus and/or any other health crises could affect the Mexican economy.
Developments in Other Emerging Market Countries or in the U.S. May Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations
The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business. In recent years, for example, prices of Mexican debt securities dropped substantially as a result of developments in Russia, Asia, Brazil and the U.S.
Our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Currently, the economic downturn in the United States has had a significant adverse effect on the Mexican economy and other economies globally, which in turn, could affect our financial condition and results of operations.

Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, which are currently experiencing a decline as a result of the recession. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and the recession. As a global media company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability. Although Mexico, the U.S. and other governments have taken steps to increase liquidity in the financial markets, there can be no assurance that such measures will improve the overall business environment in which we operate and we cannot predict the severity or duration of the recession or the impact the recession could have on our results of operations and financial condition.
The Ongoing Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties
The global financial markets continue to be unstable, and many companies have limited access to funding. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.
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
Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 15 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.
High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.1% for 2006, 3.8% in 2007, 6.5% in 2008 and is expected to be less than 6% in 2009. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs
Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.2%, 7.2% and 7.7% for 2006, 2007 and 2008, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
The Mexican economy is in a recession mainly due to the global economic crisis. This continuing weakness in the Mexican economy has slowed economic reform and progress.
The Mexican Congress is not controlled by any specific political party. Therefore, Felipe Calderón Hinojosa and his party, the Partido Acción Nacional, or the National Action Party, have faced opposition in Congress during the first two and a half years of Felipe Calderón’s term.
Changes in laws, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic and political situation, which in turn, may adversely affect our business, financial condition and results of operations.
National politicians are currently focused on federal and local elections to be held in early July 2009, in which new members will be elected to the Cámara de Diputados, or the Chamber of Representatives, local Congress of some states, and Governors of six states, among other offices. The new members of Congress will focus on important legal reforms, which have not been and may not be approved, including additional labor reforms. See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency, which in turn, could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures
Mexico’s Ley Federal de Competencia Económica, or Mexico’s Federal Antitrust Law, and related regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. See “Information on the Company — Business Overview — Investments — Alvafig”.
In addition, Mexico’s Federal Antitrust Law and related regulations or conditions imposed by the Comisión Federal de Competencia, or Mexican Antitrust Commission, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of the Mexican Antitrust Commission, is required for us to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future the Mexican Antitrust Commission will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.
Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue
Existing laws and regulations, including among others, tax laws, could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue.
Certain amendments to the existing Ley Federal de Radio y Televisión, or Radio and Televison Law, and the Ley Federal de Telecomunicaciones, or Telecommunications Law, have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid to offer such services pursuant to a concession and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with their obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice’s ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions.

In 2007, the Mexican Federal Congress published an amendment to the Political Constitution of the United Mexican States, or Mexican Constitution, pursuant to which, among other things, the Federal Electoral Institute (Instituto Federal Electoral, or IFE) has, during certain periods, the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). For a description of Official Television Broadcast Time and Official Radio Broadcast Time, see “Information on the Company — Business Overview — Business Strategy — Maintaining our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods (referred to in this annual report as the Constitutional Amendment).
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
At this time we are unable to determine whether the Constitutional Amendment has had an impact on the results of our radio and television businesses and we are unable to predict, what impact, if any the Constitutional Amendment may have on our operating results in the future. We cannot predict the outcome of the legal actions brought by the Company against the Constitutional Amendment. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.
Article 15-A of the Ley del Seguro Social, Social Security Law, could materially adversely affect our financial condition and results of operations. Such Article 15-A, as will be amended once the amendments approved by the Mexican Congress are enacted, provides that a company that obtains third party personnel services from personnel services’ providers and which receive such personnel services in any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers’ for the benefit of their respective employees. Such Article 15-A, as amended, will also establish the obligation that the Company sends a list to the Instituto Mexicano del Seguro Social, Social Security Mexican Institute, of all agreements entered into with personnel services’ providers.
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

Risk Factors Related to Our Major Stockholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders
We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of our company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 44.2% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the stockholders, including the timing and payment of dividends, if he so chooses. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.
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
Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2016 except for the concessions of 3 radio stations, which renewal applications were timely filed before the SCT but are still pending due to the Supreme Court’s ruling on the amendments to the Radio and Television Law. (See ” — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). We are unable to predict when we will obtain the renewal to such concessions. The expiration dates of our Cable and Telecommunications concessions range from 2013 to 2038 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit over-the-air UHF restricted television channel 46 expires in 2010 (the “Channel 46 Concession”). We have filed for a renewal of the Channel 46 Concession and such renewal is currently pending. We are unable to predict when we will obtain the renewal of such concession. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title; however, in connection with our television and radio concessions, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire.
Under Mexican law, we need a permit, or Gaming Permit, from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to operate our gaming business. The operation of our gaming business may be terminated or interrupted if the Mexican Government does not renew or revokes our Gaming Permit. The Gaming Permit was granted to us on May 25, 2005 and the expiration date is May 24, 2030. We are unable to predict if we will obtain a renewal of the Gaming Permit.

See “ — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
We Face Competition in Each of Our Markets That We Expect Will Intensify
We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. We expect increased competition from Univision Communications, Inc., or Univision, as a result of the divestiture of our equity interest in Univision and the termination of a certain participation agreement by and among Televisa, Univision, certain principals of Univision, and Venevision, or the Participation Agreement in connection with the acquisition of Univision by private equity investors. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Television Broadcasting”. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies, including online and digital networks. Our principal competitors in the gaming industry are Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.
The telecommunications industry in Mexico has become highly competitive and we face significant competition. Cable operators, who were already authorized to provide bidirectional data and internet broadband services and who have been recently authorized by the Mexican government to also provide voice services, including Voice over Internet Protocol, or VoIP services, pose a risk to us. As the cable operators’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from growing.
On October 2, 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas). The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V. or Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services or cable television services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.
In January 2007, the Mexican Federal Power Commission, or CFE (Comisión Federal de Electricidad), obtained a concession from the Mexican government, through the SCT, to lease and provide use of their power lines and infrastructure to telecommunications operators using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. We believe that this action will result in a significant reduction in the lease prices for infrastructure, as the CFE owns approximately 21,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the CFE authorization to render these services could affect us, as well as the overall telecommunications landscape in Mexico, as the CFE has not yet provided these services to telecommunications operators. We are expecting a public bid for a pair of dark fibers within CFE’s fiber-optic infrastructure within the following months; both CFE and SCT have announced that they are working together in order to define the technical conditions, the basis and process of the public bid, as well as the type and scope of the corresponding agreement though there is no assurance that such public bid will be held. We expect that we and our competitors will participate in the bidding process, however there is no assurance that we will win such bid.
At the end of 2008, DISH, a new competitor in the DTH market, launched its services in Mexico. We are uncertain as to how DISH’s entry into the DTH market could affect our DTH business.
At the beginning of 2009, TV Azteca began offering HiTV, a television service which consists of the transmission of digital television channels through the technology known as Digital Terrestrial Television (DTT) in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the release issued by the SCT for the transition to digital television. HiTV currently offers approximately 20 channels and charges for the decoder box, a fact which may constitute a pay television service. The SCT and the Mexican Federal Telecommunications Commission, or Cofetel, are currently reviewing the legality of this service since the mirror concessions should be used to replicate the analog channel signals. We are uncertain as to how this service may affect our pay-TV business in the event it is considered legal. In addition, the decoder box that TV Azteca is utilizing to allow viewers to access their HiTV channels also allows the viewers access to the Company’s digital over the air networks without the Company’s permission.

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
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympic Games and political elections. We typically recognize a disproportionately large percentage of our television broadcasting advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2006, 2007 and 2008 we recognized 29.4%, 31.9% and 31.3% respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.
Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States
In May 2005, Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California (the “Court”), alleging that Univision breached the Program License Agreement (the “PLA”), as amended, between Televisa Internacional, S.A. de C.V. and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights (the “Soccer Agreement”), among other claims (the “District Court Action”). Univision filed related answers as well as related counterclaims against Televisa and the Company.
In 2006, Televisa filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was stayed based on the agreement of the parties to do so (the “Televisa Internet Claim”).
In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim” and jointly with the Televisa Internet Claim, the “Internet Claim”).
On April 7, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company under protest and the Univision Internet Counterclaim.
On April 22, 2008, the Court in the District Court Action conducted the final pre-trial conference during which the Court ordered that the trial of the Univision Internet Counterclaim be bifurcated and tried by the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
After several continuances, the trial in the District Court Action commenced on January 6, 2009.
On January 22, 2009, the Company and Univision announced an amendment to the PLA. In connection with this amendment, Televisa and Univision agreed to dismiss all claims in the District Court Action with the exception of the Univision Internet Counterclaim. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company. Notwithstanding the foregoing, the Company cannot predict whether future royalty payments will in fact increase. In addition, the Company recognized as income certain payments from Univision that had previously been recorded as customer deposits and advances.
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez that commenced on June 9, 2009. A hearing for closing arguments before the Court is scheduled for July 8, 2009.
We cannot predict how the outcome of this trial will affect our business relationship with Univision with respect to Internet rights in the United States.

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
We Have Evaluated the Possibility of Potential Losses in Innova in Case of Business Interruption Due to the Loss of Transmission and Loss of the Use of Satellite Transponders, Which Would Adversely Affect Our Net Income
Media and telecom companies, including Innova, rely on satellite transmissions to conduct their day-to-day business. Any unforeseen and sudden loss of transmission or non-performance of the satellite for Innova can cause huge losses to Innova’s business. The unforeseen loss of transmission may be caused due to the satellite’s loss of the orbital slot or the reduction in the satellite’s functional life.
The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova has entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.
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
Non-Mexicans May Not Hold A Shares, B Shares or D Shares Directly and Must Have Them Held in a Trust at All Times
Non-Mexicans may not directly own A Shares, B Shares or D Shares, but may hold them indirectly through a CPO trust, which will control the voting of the A Shares and B Shares. Under the terms of the CPO Trust, as of December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.
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
GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities
In situations where we request that The Bank of New York Mellon, the depositary, ask holders for voting instructions, holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities underlying their GDSs. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings — Holders of CPOs.” For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.
The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash
Under Mexican law and our bylaws, our stockholders have preemptive rights. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights.”

The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.
In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, in December 2006 we amended our bylaws to increase the protections afforded to our minority stockholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards. See “Additional Information — Mexican Securities Market Law” and “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections.” Notwithstanding these amendments, under Mexican law, the protections afforded to minority stockholders are different from those in the U.S. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice, it may be more difficult for our minority stockholders to enforce their rights against us or our directors or major stockholders than it would be for stockholders of a U.S. company.
The Mexican Securities Market Law provides additional protection to minority stockholders, such as (i) providing stockholders of a public company representing 5% or more of the capital stock of the public company, an action for liability against the members and secretary of the Board and relevant management of the public company, and (ii) establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority stockholders and their interests in an issuer or its operations.
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

Forward-Looking Statements
This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the Securities and Exchange Commission, or SEC, on Form 6-K, in annual report to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include, but are not limited to:
•	projections of operating revenues, net income (loss), net income (loss) per CPO/share, capital expenditures, dividends, capital structure or other financial items or ratios;
•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
•	our current and future plans regarding our online and wireless content division, Televisa Interactive Media, or TIM;
•	statements concerning our current and future plans regarding our investment in the Spanish television channel Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta;
•	statements concerning our current and future plans regarding our gaming business;
•	statements concerning our current and future plans regarding the fixed telephony service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión;
•	statements concerning our transactions with and/or litigation involving Univision;
•	statements concerning our series of transactions with DIRECTV, and News Corporation, or News Corp.;
•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;
•	statements concerning our plans to build and launch a new transponder satellite;
•	statements about our acquisition of shares of companies owning the majority of the assets of Bestel and Cablemás;
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
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2008 our broadcast television channels had an average sign-on to sign-off audience share of 72.3%. We produce pay television channels with national and international feeds, which reach more than 21 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2008, we exported 64,803 hours of programming to approximately 60 countries.
We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 174 million magazines publishing 189 titles in approximately 20 countries.
We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in three Mexican cable companies, Cablevisión, Cablemás, S.A. de C.V., or Cablemás and Televisión Internacional, S.A. de C.V., or TVI. We own 58.3% of Cablemás through our 99.99% participation in the capital stock of Alvafig, S.A. de C.V., or Alvafig, which holds an equity interest in Cablemás.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that reaches 74% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.
We also own an unconsolidated equity stake in La Sexta, a free-to-air television channel in Spain, and in Operadora de Centros de Espectáculos, S.A. de C.V., or OCESA, one of the leading live entertainment companies in Mexico.
Capital Expenditures
The table below sets forth our actual capital expenditures, investments and acquisitions for the years ended December 31, 2006, 2007 and 2008 and our projected capital expenditures for the year ended December 31, 2009. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2009, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

	Year Ended December 31,(1)
	2006		2007		2008		2009
	(Actual)		(Actual)		(Actual)		(Forecast)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.	$298.5	U.S.	$355.1	U.S.	$478.8	U.S.	$500.0
La Sexta(3)		132.4		89.9		63.4		57.8
Other acquisitions and investments(4)		437.7		416.2		137.0		—

Total capital expenditures and investments	U.S.	$868.6	U.S.	$861.2	U.S.	$679.2	U.S.	$557.8

(1)
Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2006, 2007 and 2008 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in Mexican Pesos and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.13.84 to one U.S. Dollar, the Interbank Rate as of December 31, 2008, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)
Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$75.9 million in 2006, U.S.$78.7 million in 2007 and U.S.$183.3 million in 2008 for the expansion and improvement of our cable business; U.S.$91.2 million in 2006, U.S.$122.3 million in 2007 and U.S.$114.0 million in 2008 for the expansion and improvement of our Sky segment and U.S.$22.5 million in 2006, U.S.$41.4 million in 2007 and U.S.$39.6 million in 2008 for our gaming business.

(3)
In 2006, 2007 and 2008 we made capital contributions related to our 40% interest in La Sexta in the amount of U.S.$132.4 million (€104.6 million), U.S.$89.9 million (€65.9 million) and U.S.$63.4 million (€44.4 million), respectively.

(4)
In the first quarter of 2006, we completed the acquisition of certain operating assets, consisting primarily of trademarks, intellectual property rights and other publishing assets owned by Editora Cinco, S.A., or Editora Cinco, a publishing company in Mexico and Latin America, for an aggregate amount of U.S.$15.0 million. In the second quarter of 2006, we acquired part of the minority interest in Innova that was formerly owned by Liberty Media International, Inc., or Liberty Media, for an amount of U.S.$58.7 million to increase the interest in our Sky business to 58.7%. In the fourth quarter of 2006, we invested U.S.$258.0 million in long-term notes convertible into 99.99% of the equity of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás, a significant cable operator in Mexico. In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina for an aggregate amount of U.S.$78.8 million. In the fourth quarter of 2007, we acquired the majority of the assets of Bestel, a privately held, facilities-based telecommunications business in Mexico for an amount of U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In 2008, we invested: U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire shares representing approximately 11% of Cablemás’ aggregate capital stock; U.S.$25.0 million in Spot Runner; and made additional capital contributions in Volaris, our 25% interest in a low-cost carrier airline in Mexico, in the amount of U.S.$12.0 million.

In 2006, 2007 and 2008, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2009, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2009 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2009 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
Business Overview
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2008 our broadcast television channels had an average sign-on to sign-off audience share of 72.3%. We produce pay television channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2008, we exported 64,803 hours of programming to approximately 60 countries.
We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 174 million magazines publishing 189 titles in approximately 20 countries.
We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in three Mexican cable companies, Cablevisión, Cablemás and TVI. We own 58.3% of Cablemás through our 99.99% participation in the capital stock of Alvafig, which holds an equity interest in Cablemás.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that reaches 74% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.
We also own an unconsolidated equity stake in La Sexta, a free-to-air television channel in Spain, and in OCESA, one of the leading live entertainment companies in Mexico.

Business Strategy
We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins. We have been able to withstand the economic downturn as well as the depreciation of the Mexican Peso as a result, in part, of our cost cutting plan, which we put into effect in the last quarter of 2008. For more information on our cost cutting plan see “Operating and Financial Review and Prospects.”
By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue expanding our pay-TV networks business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, strengthen our position in the cable and telecommunications industry, continue developing our publishing business and become an important player in the gaming industry.
We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.
Maintaining Our Leading Position in the Mexican Television Market
Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2007 and 2008, our networks aired 73% and 69%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.
In April 2008, we began broadcasting more than 1,000 hours per year of Telemundo’s original programming on Channel 9. We currently and through December 2011, pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2012, we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming. In addition, later this year we will distribute, via Sky and Cablevisión, a new pay television channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with NBC Universal’s Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides Televisa Telemundo’s original content, including its highly popular telenovelas currently broadcast on Televisa’s Channel 9, on all of Televisa’s digital platforms including: esmas.com, the leading entertainment portal in Mexico; Tvolucion.com, our online video on demand streaming service; and EsmasTv.com, our as aired online television service. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through Televisa’s mobile business unit Esmas Movil, the leading mobile premium content provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including, broadcast TV, PayTV and emerging digital platforms.
Improving Our Sales and Marketing Efforts. Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a cost per rating point basis pricing system; (ii) implementing differentiated pricing by quarter, by channel and by time of day; (iii) reorganizing our sales force into teams focusing on each of our divisions; (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation; and (v) continuing to provide our customers with increased opportunities for product integration.
Maintaining High Operating Segment Income Margins. Our television broadcasting operating segment income margin for 2007 and 2008 was 49.6% and 48.9%, respectively. We intend to continue maintaining high television broadcasting operating segment income margins by increasing revenues and controlling costs and expenses.

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
We currently sell only a portion of our available television advertising time. We use a portion of our television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our television products. We sold approximately 63%, 59% and 62% of total available national advertising time on our networks during prime time broadcasts in 2006, 2007 and 2008, respectively, and approximately 52%, 50% and 49% of total available national advertising time during all time periods in 2006, 2007 and 2008, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Continue Building Our Pay Television Platforms
DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our joint venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 1.76 million subscribers, of which 128,900 were commercial subscribers as of December 31, 2008.
In December 2007, Innova and Sky Brasil Servicos Ltda., or Sky Brasil, reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will provide back up for both platforms, and will also double Sky’s current capacity. Innova plans to use this extra capacity for High Definition, or HD, and other value-added services. The satellite will be manufactured by Orbital Sciences Corporation and is expected to launch in the first semester of 2010. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.
The key components of our DTH strategy include:
•
offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as selected matches of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL and the Golf Channel;

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
Pay Television Networks. Through our 14 pay-TV brands and 31 national and international feeds, we reached more than 21 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2008. Our pay-TV channels include three music, four movie, and seven variety and entertainment channels. Through TuTV, our joint venture with Univision, we distribute five pay-TV channels within the United States. These channels, whose content includes film, music and lifestyle programming, reached more than 1.8 million households in 2008.

Cable. We are a shareholder in three Mexican cable companies, Cablevisión, Cablemás and TVI. With a subscriber base of over 590,690 cable television subscribers (all of which were digital subscribers), as of December 31, 2008 and over 1.7 million homes passed as of December 31, 2008, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the most important cable television operators in Mexico. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:
•	continuing to offer high quality programming;
•	continuing to upgrade its existing cable network into a broadband bidirectional network;
•	maintaining its 100% digital service in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;
•	increasing the penetration of its high-speed and bidirectional internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;
•
continuing the roll out of digital set-top boxes and the roll out, which began in the third quarter of 2005, of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.
Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2008, Cablevisión had 199,731 cable modem customers compared to 145,973 at December 31, 2007. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión has concluded its plan to switch its analog subscriber base to the digital service. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007 received governmental approval to introduce telephony services. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and as of December 31, 2008, it had 54,068 IP telephone lines in service. As of December 31, 2008, Cablevisión has offered the service in every area in which its network is bidirectional.
As of May 2009, we owned 58.3% of the capital stock and 49% of the voting stock of Cablemás. Cablemás operates in 49 cities. As of December 31, 2008, the Cablemás cable network served more than 851,172 cable television subscribers, 242,708 high-speed internet subscribers and 76,112 IP-telephony lines, with approximately 2,512,570 homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. The initial two conditions that have already been met, and that going forward must be complied with on a continuous basis, were to make available, subject to certain conditions, our over the air channels to pay-TV operators on non-discriminatory terms (“must offer”) and that our pay-TV platforms carry upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met and that have to be met, which we are complying with on a timely basis, including the termination of the Stockholder Trust which took place on June 17, 2009.
In March 2006, our subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V. or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2008, TVI had 1,232,260 homes passed, served more than 226,400 cable television subscribers, 88,049 high-speed internet subscribers and 34,734 telephone lines.
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

Expanding Our Publishing Business
With a total annual circulation of approximately 174 million magazines during 2008, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 189 titles, some of which have different editions for each different market. Among the 189 titles, 115 are wholly-owned and produced in-house and the remaining 74 titles are licensed from world-renowned publishing houses, including the Spanish-language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to approximately 20 countries, including Mexico, the United States and countries throughout Latin America. We believe that Editorial Televisa leads at least 18 of the 20 markets in which we compete in terms of readership.
In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina, for approximately U.S.$78.8 million. Editorial Atlántida publishes a total of 11 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.
During 2008, we launched three new titles, Gente y la Actualidad, a lifestyle and celebrity magazine which is wholly-owned and Esquire, a men’s lifestyle magazine, and Patito Feo, a telenovela-themed magazine, which are licensed from third parties.
Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market
We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2008, we licensed 64,803 hours of programming in approximately 60 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40% equity interest therein; Grupo Arbol and the Mediapro Group, which control a 51% equity interest, indirectly, through their interest in GAMP Audiovisual, S.A., or GAMP; and as of November 2006, Gala Capital Market, S.L. or Gala, which holds a 9% equity interest which it acquired from GAMP. La Sexta began broadcasting on March 27, 2006. Through our investment in La Sexta, we believe we are able to capitalize on the size of Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets. For a description of our arrangements with La Sexta, see “— Investments — La Sexta”.
The U.S.-Hispanic population, estimated to be 46.9 million, or approximately 15.1% of the U.S. population according to U.S. Census estimates published May 14, 2009, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for half of the U.S. population gains between 2000 and 2008. The U.S. Census Bureau projects that the Hispanic population will be approximately 21% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.0 trillion of U.S. consumer spending, or 9.7% of the U.S. total disposable income, by 2010, outpacing the expected growth in total U.S. consumer expenditures.
We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.
We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. During 2008, Televisa provided 39.3% of Univision Network’s non-repeat broadcast hours and 19.5% of TeleFutura Network’s non-repeat broadcast hours. In exchange for this programming, during 2006, 2007 and 2008, Univision paid Televisa U.S.$126.9 million, U.S.$138.0 million and U.S.$146.5 million, respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.
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

We maintain a joint venture, TuTv, with Univision through which we operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. In May 2003, TuTv entered into a five-year distribution agreement with DISH Network Corporation, formerly EchoStar Communications Corporation, the third largest provider of Latino pay-TV programming in the U.S., for three of the five existing channels. In October 2008, TuTv extended this agreement through December 2012, and in relation to the extension launched the Mexican regional music network Bandamax as well as one more channel for a total of four. TuTv currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. In 2008, channels distributed by TuTv reached approximately 1.8 million subscribers through EchoStar Communications Corporation, DIRECTV Puerto Rico, Cox, Time Warner and other smaller systems. See "— Univision”.
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
In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of March 31, 2009, we had opened 23 bingo and sports books halls, under the brand name “Play City”. We plan to continue opening bingo and sports books halls over the course of the next four years, to result in a total of 65. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 5,000 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico. In the first quarter of 2009, we negotiated an orderly termination of the existing contract with Scientific Games, our technology partner for the operations of our online lottery business, and started negotiating new agreements by which Multijuegos will obtain from Scientific Games a license for the lottery software and all the electronic terminals, communications equipment and hardware of the lottery system to operate directly the same. We expect to enter into such new agreements during 2009.
In November 2006, we invested U.S.$258.0 million in long-term notes, convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes convertible into 99.99% of the equity of Alvafig, which proceeds were used by Alvafig to increase its interest in Cablemás. On May 16, 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig. On February 20, 2009, Alvafig subscribed and paid 28,052,881 limited voting shares of Cablemás, for a consideration of Ps.557,200,000. With this capital increase, Alvafig reached its current ownership stock in Cablemás of 58.3%.
In December 2007, our indirect majority-owned subsidiary, Cablestar, S.A. de C.V., or Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which hold 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.
We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures and other collaborative projects and investments.
Television
Television Industry in Mexico
General. There are ten television stations operating in Mexico City and approximately 458 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 85 and 93 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de México, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 9 repeater stations, and Channel 22. There are also 20 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.

We estimate that approximately 22.9 million Mexican households have television sets, representing approximately 90.9% of the total households in Mexico as of December 31, 2008. We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.
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
Programming
Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2006, 2007 and 2008, we produced approximately 64,700 hours, 68,800 hours and 72,900 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.
We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.
Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2006, we broadcast the 2006 FIFA World Cup. In 2007, we broadcast the 2007 FIFA under-20 World Cup, certain matches of the CONCACAF Gold Cup, and the Copa America. In 2008, we broadcast the 2008 Olympic Games held in Beijing, China, and the 2008 FIFA Beach Soccer World Cup.
Our programming is produced primarily at our 29 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 42 studios and 36 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.
Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 40%, 49% and 45% of the programming broadcast on our four television networks in 2006, 2007 and 2008, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.
Television Broadcasting
We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2008.

	Wholly
	Owned
	Mexico City	Wholly	Majority	Minority
	Anchor	Owned	Owned	Owned	Independent	Total
	Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	123	2	—	1	127
Channel 4	1	—	—	—	—	1
Channel 5	1	62	—	—	4	67
Channel 9	1	14	—	—	14	29
Subtotal	4	199	2	—	19	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	218	2	1	33	258

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2006, 2007 and 2008, our networks aired 168, 146 and 137, respectively, of the 200 most watched television programs throughout Mexico and produced 22, 16 and 17, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.
The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2006 through December 2008, shown on a bimonthly basis.

Average Audience Share
January 2006 — December 2008(1)

(1) Source: IBOPE Mexico national surveys.
Average Ratings
January 2006 — December 2008(1)

(1) Source: IBOPE Mexico national surveys.

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 22.5 million households, representing 98.4% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2006, 2007 and 2008.
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
The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)
Prime time hours	32.8%	29.9%	34.1%
Weekday prime time hours	37.3%	33.6%	38.3%
Sign-on to sign-off hours	31.8%	29.7%	32.1%

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

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 21 million households, representing approximately 91.8% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.
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
The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)
Prime time hours	16.9%	18.7%	18.1%
Weekday prime time hours	14.9%	16.6%	16.1%
Sign-on to sign-off hours	19.1%	20.6%	19.6%

(1) Source: IBOPE Mexico national surveys.
We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2008, we aired 32 of the 50 top-rated movies.
Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.2 million households, representing approximately 22.9% of television households in Mexico in 2008. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
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
The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)
Prime time hours	6.1%	7.3%	7.2%
Weekday prime time hours	6.5%	8.1%	8.4%
Sign-on to sign-off hours	7.5%	8.6%	9.0%

(1) Source: IBOPE Mexico national surveys.

4TV targets young adults and stay-at-home parents. Its programs consist primarily of news, comedy, sports, and entertainment shows produced by us, as well as a late night home shopping program, foreign-produced series, mini-series and movies, which are dubbed or subtitled in Spanish. In an attempt to attract a larger share of the Mexico City television audience, in recent years, 4TV also began broadcasting two new local newscasts relating to the Mexico City metropolitan area.
Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately 39% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 16.6 million households, representing approximately 72.4% of households with television sets in Mexico. Channel 9 broadcasts in 26 of the 27 cities other than Mexico City that are covered by national surveys.
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
The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)
Prime time hours	13.7%	13.1%	11.8%
Weekday prime time hours	11.4%	10.7%	11.1%
Sign-on to sign-off hours	12.6%	12.1%	11.7%

(1) Source: IBOPE Mexico national surveys.
The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, telenovelas produced by third parties, news and re-runs of popular programs from Channel 2. In April 2008, we began broadcasting more than 1,000 hours per year of Telemundo’s original programming on Channel 9. See “Business Strategy — Maintaining Our Leading Position in the Mexican Television Market — Continuing to Produce High Quality Programming”.
Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2006, 2007 and 2008, the local television stations owned by us produced 43,300 hours, 48,100 hours and 49,500 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
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
Border Stations. We currently own a television station on the Mexico/U.S. border that broadcasts English-language programs. The station changed its affiliation effective August 1st, 2008, and became the CW affiliate for the San Diego market, under an affiliation agreement with The CW Network LLC, or CW Network. The CW Network was formed as a joint venture between Warner Bros. Entertainment and CBS Corporation. Our television station broadcasts under renewable permits issued by the U.S. Federal Communications Commission, or FCC, to the station and to the CW that authorize electronic cross-border programming transmissions. The station, XETV, is licensed to Tijuana and serves the San Diego television market. XETV is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by Televisa. XETV’s FCC cross-border permit was renewed on June 30, 2008 for a five-year term expiring on June 30, 2013. The CW’s cross-border FCC permit began on August 8, 2008 for a five-year term and will expire on August 8, 2013.

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
We currently sell only a portion of our available television advertising time. We use a portion of our television advertising time to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time, and our remaining available television advertising time to promote, among other things, our television products. We sold approximately 63%, 59% and 62% of total available national advertising time on our networks during prime time broadcasts in 2006, 2007 and 2008, respectively, and approximately 52%, 50% and 49% of total available national advertising time during all time periods in 2006, 2007 and 2008, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Pay Television Networks. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2008, we had over 21 million subscribers worldwide.
In 2006, 2007 and 2008, we produced approximately 10,100 hours, 10,100 hours and 13,200 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs and Clasico TV.
TuTv, which operates and distributes a suite of Spanish-language television channels in the United States, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. See “— Univision”. In May 2003, TuTv entered into a five-year distribution agreement with DISH Network Corporation, formerly EchoStar Communications Corporation for three of the five existing channels. In October 2008, TuTv extended this agreement through December 2012, and in relation to the extension launched the Mexican regional music network Bandamax as well as one more channel for a total of four. See “— Univision”.
Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 48,927 hours, 60,308 hours and 64,803 hours of programming in 2006, 2007 and 2008, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2008, we had approximately 217,736 half-hours of television programming in our library available for licensing.
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
With a total circulation of approximately 174 million copies in 2008, we publish 189 titles that are distributed in approximately 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine and EGM Electronic Gaming Monthly, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Alpha Media Group, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, pursuant to a license agreement with Rodale Press, Inc.; ESPN Magazine pursuant to a license agreement with ESPN Magazine, LLC; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; Disney Princesas, Disney Winnie Pooh, Disney Hadas, Power Rangers and W.I.T.C.H., pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and Nick pursuant to a license agreement with MTV Networks Latin America, Inc. We also publish a Spanish-language edition of National Geographic and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish a Spanish-language edition of OK! pursuant to a license agreement with Northern & Shell Luxembourg Branch as well as several comics pursuant to a license agreement with Marvel Characters, B.V.
During 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina. Editorial Atlántida publishes a total of 11 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.
During 2007, we launched five new titles, Cinemania, a monthly movies magazine, and Lola, Erase Una Vez, a telenovela-themed magazine which are wholly-owned; the Spanish version of National Geographic Traveler, pursuant to a license agreement with National Geographic Society, and the Spanish language version of Woman’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc. which are licensed from third parties. During 2008, we launched three new titles, Gente y la Actualidad, a lifestyle and celebrity magazine which is wholly-owned and Esquire, a men’s lifestyle magazine, and Patito Feo, a telenovela-themed magazine, which are licensed from third parties.
Cable and Telecom
Cablevisión
The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Digital Cable Television Services”. According to Mexico’s cable television trade organization, Cámara Nacional de la Industria de Televisión por Cable, or CANITEC, there were approximately 1,250 cable concessions in Mexico as of December 31, 2008, serving approximately 4.5 million subscribers.
Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. See Note 24 to our year-end financial statements. As of December 31, 2008, Cablevisión had over 590,690 cable television subscribers all of which were digital subscribers. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange under the ticker symbol “CABLE”.
Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service in a 100% bundled portfolio. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión’s 100% digital cable service offers five main programming packages ranging in price from Ps.289.00 to Ps.635.00 (VAT included), which as of June 30, 2009 include up to 274 linear channels: 197 video channels (this comprises 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 21 pay-per-view channels.
Pay-Per-View Channels. Cablevisión currently offers 21 pay-per-view cable television channels in each of its digital service packages. Pay-per-view channels show films and special events programs, including sports and musical events.

Cablevisión Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.289.00 to Ps.635.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.
Cablevisión Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:
•	enhanced programming services, including video games, video on demand, high definition, impulse pay per view;
•	Broadband internet services; and
•	IP telephony services.
In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2008 offered the service in every area in which its network is bidirectional, which represents 82% of its total network.
In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 12,000 kilometers with over 1,699,996 million homes passed. In 2008, Cablevisión expanded its network by over 869 kilometers. As of December 31, 2008, 16.53% of Cablevisión’s network runs at least at 450 MHz, approximately 7.82% of Cablevisión’s network runs at least at 550 MHz, approximately 17.36% of Cablevisión’s network runs at least at 750 MHz, approximately 51.51% runs at least at 870 MHz, approximately 6.77% of Cablevisión’s network runs at least at 1 GHz, and approximately 82% of Cablevisión’s network has bidirectional capability.
Cablemás.
Cablemás Cable System. As of May 2009, we owned 58.3% of the capital stock and 49% of the voting stock of Cablemás. Cablemás operates in 49 cities. As of December 31, 2008, the Cablemás cable network served more than 851,172 cable television subscribers, 242,708 high-speed internet subscribers and 76,112 IP-telephony lines, with approximately 2,512,570 homes passed.
As of March 31, 2009 Cablemás’ cable network consisted of 15,935 kilometers of cable. Cablemás is in the final stage of converting its existing cable network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to transmit video, data and voice at high-speeds. Currently, 85% of Cablemás’ cable network has bidirectional capability, of which 92% was operating at or greater than 550 MHz and 79% was operating at or greater than 750 MHz.
Cablemás Revenues. Cablemás has experienced strong organic growth due to successful implementation of its business strategy, introduction of new products and services and wide acceptance of its bundling offerings.
Cablemás’ overall strategy is to increase its penetration levels in each of its markets, through greater value-added services in pay TV, in its active participation in the consolidation of the industry, and through the continued and successful roll-out of Triple-Play services. Cablemás considers itself one of the fastest growing cable television companies in Mexico. Its installed network and its access to subscribers’ homes provide opportunities to achieve sales of inter-related services, including video, data (internet) and telephony, as demand for value-added packages develops.
Cablemás’ investments to increase its networks’ bandwidth and make them bidirectional have allowed it to provide additional products which have enhanced its product offerings. These include:
•	Digital signal, Video-on-Demand, and high-definition programming among others, for cable television
•	Broadband internet services; and
•	IP telephony services.

These additional products have allowed Cablemás to increase the average revenue generated per subscriber at no substantial incremental cost and at an economic advantage to consumers.
Cablemás Services. Since its beginning as a cable system concessionaire Cablemás has grown to offer cable television services, high-speed internet access and telephony services. Currently, Cablemás offers four types of video packages to its customers, which include: “Minibasic” (U.S.$10), “Basic” (U.S.$26), “Superbasic” (U.S.$36) and “Premium” (basic or superbasic rate plus up to U.S.$20). Cablemás packages include up to 80 video channels. In addition to the above, Cablemás offers high speed internet services ranging from 128 kbps (U.S.$17) to 2 Mbps (U.S.$50) and telephony services, which are offered in 100 minute packages (U.S.$14) up to 1400 minute packages (U.S.$46).
TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. Under the terms of the Purchase Agreement, we paid Ps.798.3 million, substantially in cash and additional purchase price adjustments. These purchase price adjustments were for Ps.19.3 million in the second quarter of 2006, Ps.19.2 million in the first quarter of 2007 and Ps.19.4 million in the first quarter of 2008. No additional purchase price adjustments are required under the agreement. In addition, as part of the agreement, we agreed to provide funding to TVI in the form of a loan in the nominal amount of Ps. 240.6 million, which has been converted into capital stock. The ownership structure of TVI was not changed after the capitalization of the loan.
As of December 31, 2008, TVI had 1,232,260 homes passed, served more than 226,400 cable television subscribers, 88,049 high-speed internet subscribers and 34,734 telephone lines.
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
Bestel. In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which hold 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.
Other Businesses
Publishing Distribution. We estimate that we distribute approximately 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2007 and 2008, 70.7% and 63.9%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards and other consumer products.
Televisa Interactive Media. TIM is the Company’s online and wireless content division. This venture includes Esmas, our Spanish-language horizontal internet portal; Esmas Móvil, our wireless value added service unit; Gyggs, our social networking site; Tvolucion.com, Televisa’s online video on demand streaming service; EsmasTV.com, Televisa’s as aired online TV service; and Esmas Player, our media business unit that operates our music on demand, video on demand, live TV and media manager for our users. TIM leverages Televisa’s and third party premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, culture, shopping, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, recruitment services and news bulletins.

With a wide range of content channels, online and mobile services, and with an average of approximately 259 million page views per month and more than 18 million monthly unique users in 2008, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 73% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.
In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides Televisa original content, including its highly popular telenovelas currently broadcast on Televisa’s Channel 9, on all of Televisa’s digital platforms including: esmas.com. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through Televisa’s mobile business unit Esmas Movil, the leading mobile premium content cell phone provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including, broadcast TV, PayTV and emerging digital platforms.
In connection with the series of agreements we entered into with Univision in December 2001, as described under “— Univision”, we amended the previous PLA such that, for a five-year period ending in December 2006, we agreed to limit our rights to transmit over the internet our programming to which Univision had television rights in the United States. For a description of current litigation we filed against Univision relating to our rights with respect to internet distribution, see “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States”.
Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S., Latin America and Spain. Esmas.com sent more than 157 million premium messages to more than approximately 7 million mobile phone users per year in 4 years of operation. The offered service consists of text information of sports, news, events, sweepstakes, contests, downloading of photos and ring tones. We believe that due to the Mexican public’s affinity for the high quality and wide range of Televisa’s programming content, Esmas.com has become one of the leading Premium Short Message Service, or PSMS, content providers in Mexico and in Latin America.
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
Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced zero feature films in 2006, four in 2007 and four in 2008. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.
We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2005 and 2006, we released two and two, respectively, of our feature films through movie theaters, including La Última Noche and Puños Rosas and in 2008 we released two feature films through movie theaters. We also distribute our feature films outside of Mexico.

We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros. which we extended in 2007 until December 31, 2009, we are the exclusive distributor in Mexico of feature films produced by Warner Bros. In 2006, 2007, 2008 and up to March 2009 we distributed 40, 49, 43 and 13 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.
At December 31, 2008, we owned or had rights to approximately 790 Spanish-language films and 187 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services.
Gaming Business. In May 2005, we obtained the Gaming Permit from the Mexican Ministry of the Interior and in 2006 we launched our gaming business. As of March 31, 2009, we had 23 bingo and sports books halls open and operating under the brand name “Play City”. We plan to continue opening bingo and sports books halls over the course of the next four years, to result in a total of 65. In addition, in 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 5,000 electronic terminals. Our principal competitors in the gaming industry are, with respect to bingo and sports books halls, CIE and Grupo Caliente and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional. In the first quarter of 2009, we negotiated an orderly termination of the existing contract with Scientific Games, our technology partner for the operations of our online lottery business, and started negotiating new agreements by which Multijuegos will obtain from Scientific Games a license for the lottery software and all the electronic terminals, communications equipment and hardware of the lottery system to operate directly the same. We expect to enter into such new agreements during 2009.
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
Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM station in San Luis Potosí and one AM station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 41 affiliate stations (22 AM and 19 FM) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 102 stations (including 11 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 55 cities in Mexico. Our programs aired through our radio stations network reach approximately 74% percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.
According to Investigadores Internacionales Asociados, S.C., or INRA, in 2006, 2007 and 2008, XEW-AM ranked, on average, eighth, tenth and thirteenth, respectively, among the 34 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, sixth, seventh and sixth, respectively, among the 29 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, first, second and second, respectively, among 26 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.
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
The successful exclusive radio broadcasting of the 2006 Soccer World Cup and 2008 Olympic Games placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last four years, Radiópolis has organized 16 massive live musical events with leading artists in both musical formats, gathering a record attendance of approximately 175,000 people during the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
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
Investments
OCEN. In October 2002, we acquired a 40% stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and souvenirs, the organization of special and corporate events and the booking and management of Latin singers. OCEN owns 51% of a company named As Deporte, S.A. de C.V., the principal marathon and athletic competition producer in Mexico, and promoter of other sporting events in Mexico, such as the Ironman competition.
During 2007 and 2008, OCEN promoted more than 4,270 and 3,721 events, respectively, and managed 14 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as a principal live entertainment company in Mexico.
Mutual Fund Venture. In October 2002, we entered into a joint venture with a group of investors, including Manuel Robleda, former president of the Mexican Stock Exchange, to establish “Más Fondos”, the first mutual fund distribution company in Mexico. Más Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors, and distributes 153 funds managed by 11 entities. The company operates under a license granted by the CNBV. We currently have a 40.84% interest in Más Fondos.
Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., (jointly, “Vuela”), pursuant to which we made a capital contribution in the amount of U.S.$25.0 million. During 2006, we made capital contributions of U.S.$7.5 million, in 2008 we made capital contributions of U.S.$12.0 million, and in 2009 we have made capital contributions of up to U.S.$5.0 million to date. We are not obligated to make any further capital contributions to Vuela. Vuela has obtained a concession to own, manage and operate a low-cost carrier airline in Mexico, which is called Volaris. Volaris began operations in March 2006. Our partners in this venture are Sinca Inbursa, S.A. de C.V., The Discovery Americas I, L.P., a private equity fund managed by Protego Asesores Financieros and Discovery Capital Corporation, and Grupo TACA, one of the leading airline operators in Latin America. We provide the in-flight entertainment for Volaris. For a description of the transaction, see “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Our Directors and Officers”.
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

In exchange for the call option and certain other rights granted in connection therewith, we agreed to grant Mediapro Arbol, an indirect, wholly owned subsidiary of Imagina, a credit facility for up to €80.0 million to be used exclusively for equity contributions by Imagina to La Sexta; provided, among other obligations, that if a third party acquired a portion of the capital stock of Imagina, and any borrowings had been made thereunder, the credit facility would be cancelled and any outstanding amount would have to be repaid to us with the proceeds from the acquisition by the third party.
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
During 2008, we made additional capital contributions of €44.4 million. During 2009, we have made additional capital contributions of €24.2 million to date and have committed to make additional capital contributions of €17.2 million subject to certain conditions. In 2010, we have committed to make additional capital contributions of €15.8 million subject to certain conditions.
For a description of our commitments of capital contributions in 2007 and 2008 related to this investment, See “Operating and Financial Review and Prospects — Results of Operations — Contractual Obligations and Commercial Commitments — Contractual Obligations Off the Balance Sheet”.
Alvafig. In November 2006, we invested U.S.$258.0 million in long-term notes convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes convertible into 99.99% of the equity of Alvafig, which proceeds were used by Alvafig to increase its interest in Cablemás. On May 16, 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig. Cablemás operates in 49 cities. As of December 31, 2008, the Cablemás cable network served more than 851,172 cable television subscribers, 242,708 high-speed internet subscribers and 76,112 IP-telephony lines, with approximately 2,512,760 homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. The initial two conditions that have already been met, and that going forward must be complied with on a continuous basis, were to make available, subject to certain conditions, our over the air channels to pay-TV operators on non-discriminatory terms (“must offer”) and that our pay-TV platforms carry upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met and that have to be met, which we are complying with on a timely basis, including the termination of the Stockholder Trust which took place on June 17, 2009.
We have investments in several other businesses. See Notes 2 and 5 to our year-end financial statements.
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

In December 2003, News Corp. acquired a 34% equity interest in DIRECTV, and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corp. Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor DIRECTV may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).
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
On March 27, 2008 News Corp. and Liberty Media announced the closing of a series of transactions, including a transaction in which Liberty obtained a controlling stake in DIRECTV whereby News Corp. transferred to Liberty its 41% interest in DIRECTV’s outstanding shares. As of December 2008, after a series of transactions Liberty increased its economic ownership in DIRECTV to 53%.
Mexico and Central America. We operate “Sky”, our DTH satellite joint venture in Mexico, through Innova. We indirectly own 58.7% of this joint venture. As of December 31, 2006, 2007 and 2008, Innova’s DTH satellite pay-TV service had approximately 1,430,100, 1,585,100 and 1,759,801 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with approximately 1,500 points of sale. In addition to the above, Innova also experienced growth during 2006, due to exclusive broadcasting of 34 out of the 64 matches of the 2006 Soccer World Cup, during 2007, due to new subscribers from operations in Costa Rica and The Dominican Republic and during 2008, due to continuing growth in Central America and the addition of Nicaragua, Guatemala and Panama operations. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
During 2008, Sky offered exclusive content such as one out of every four soccer matches from the Mexican First Division Tournament, every game of the Spanish soccer league, two matches of the English Premier League every weekend, the NFL Sunday ticket, Major League Baseball and NBA PASS. Sky also added new channels to its lineup, including five interactive channels providing information to its subscribers, such as weather, sports highlights, and others, as well as Baby First, a channel created specifically for babies and toddlers, the Channel 13 delay and two movie channels, City Vibe and City Mix. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers, including HBO, MaxPrime, Cinemax, Movie City, Cinecanal, E! Entertainment, The Disney Channel, National Geographic, Canal Fox, Fox Sports, Fox News, MTV, VH1, Nickelodeon, TNT, CNN, The Cartoon Network and ESPN. Sky also has arrangements with the following studios to show films on an as-needed basis: 20th Century Fox, Universal Studios International, Buenavista International, Sony Pictures, Warner Bros., and Independent Studios.
Sky currently offers 228 digital channels through five programming packages: Basic (82 video channels, 50 audio channels and 22 pay-per-view); Fun (123 video channels, 50 audio channels and 29 pay-per-view); Movie City (132 video channels, 50 audio channels and 29 pay-per-view); HBO/Max (136 video channels, 50 audio channels and 29 pay-per-view); and Universe (149 video channels, 50 audio channels and 29 pay-per-view) for a monthly fee of Ps.228.00, Ps.302.00, Ps.428.00, Ps.478.00 and Ps.618.00, respectively. The subscriber receives a “prompt payment” discount if the monthly subscription payment is made within 12 days after the billing date.
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
In order to more effectively compete against cable operators in the Mexican Pay-TV market, in September 2005, Sky launched the “Multiple Set-Top Box” concept, which allows its current and new subscribers to have up to four set-top boxes in their homes with independent programming on each TV. Sky also launched SKY+, a PVR set-top box, which enables its subscribers to record up to 120 hours of their favorite programs by programming dates and hours or selecting the program directly from the program guide.
The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

Programming. We and News Corp. are major sources of programming content for our DTH joint venture and have granted our DTH joint venture exclusive DTH satellite service broadcast rights to all of our and News Corp.’s existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other limited exceptions. In addition to sports, news and general entertainment programming, we provide our DTH joint venture in Mexico with exclusive DTH satellite service broadcast rights to our four over-the-air broadcast channels. Our DTH satellite service also has exclusive DTH broadcast rights in Mexico to Fox News and Canal Fox, one of the leading pay-TV channels in Mexico. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, DISH, a new competitor in the DTH market, launched its services in Mexico and we are uncertain as to how DISH’s entry into the DTH market could affect our DTH business. At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 20 channels, including Televisa’s digital over the air networks. The SCT and Cofetel are currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business.
Univision
We have a number of programming arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States and the TeleFutura broadcast and Galavision satellite/cable television networks. Information regarding Univision’s business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.
We previously owned shares and warrants representing an approximate 11.3% equity interest in Univision, on a fully diluted basis. On March 29, 2007, Univision was acquired by a group of investors, and, as a result, all of Televisa’s shares and warrants in Univision were cancelled and converted into cash in an aggregate amount of approximately U.S.$1,094.4 million. As a result of the closing of the acquisition of Univision, we lost our right to designate a member to the board of directors of Univision. Accordingly, our former designee to the board of directors of Univision, Ricardo Maldonado Yáñez, resigned from the board.
We have agreed to supply programming to Univision under a program license agreement or PLA that expires in December 2017 (unless earlier terminated), under which we granted Univision an exclusive license to broadcast in the United States, solely on the Univision Network, Galavision Network and TeleFutura Network, substantially all Spanish-language television programming, including programming with Spanish subtitles, for which we own the United States television broadcast rights, subject to exceptions, including certain co-productions, soccer games, and certain non-episodic and non-continuing programs. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. On January 22, 2009, the Company and Univision entered into an amendment to and restatement of the PLA. The amended and restated PLA, which still runs through 2017, includes a simplified royalty calculation. We are entitled to a royalty of 9.36% of a defined royalty base plus 2.02% of any excess of that royalty base over US$1.55 billion. The royalty base generally includes, on an accrual basis, net advertising revenue, net subscriber fee revenue, national representation commissions, joint marketing and sales agreements income and other revenues from the Univision Network, Galavision Network and Telefutura Network and Univision’s owned and operated television stations and Puerto Rico stations. In exchange for these programming royalties, regardless of the amount of our programming used by Univision, we have agreed that we will provide Univision with 8,531 hours of programming per year for the term of the PLA. See “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States” for a description of our current disputes with Univision relating to our internet distribution rights. During 2008, Televisa provided 39.3% of Univision Network’s non-repeat broadcast hours and 19.5% of TeleFutura Network’s non-repeat broadcast hours. The foregoing description of the PLA is qualified in its entirety by the text of the PLA, as amended, which is incorporated by reference as exhibits 4.4, 4.5 and 4.18 hereto.
We and Univision entered into definitive agreements in April 2003 to commence a joint venture to introduce our satellite and cable pay-TV programming into the United States. The joint venture company, TuTv, commenced operations in the second quarter of 2003. It currently distributes five channels, including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming, and will create future channels available in the United States that feature our programming. In May 2003, TuTv entered into a five-year distribution agreement with DISH Network Corporation, formerly EchoStar Communications Corporation, the third largest provider of Latino pay-TV programming in the U.S., for three of the five existing channels. In October 2008, TuTv extended this agreement through December 2012, and in relation to the extension launched the Mexican regional music network Bandamax as well as one more channel for a total of four. TuTv is jointly controlled by Univision and Televisa.
We have an international program rights agreement with Univision that requires Univision to grant us and Venevision the right to broadcast, outside the United States, programs produced by Univision for broadcast on the Univision Network or Galavision Network under this agreement. We have the exclusive right to broadcast, among others, certain programs that were being produced on October 2, 1996 (the “Grandfathered Programs”) in Mexico and Venevision has the exclusive right to broadcast these programs in Venezuela. We and Venevision each, have an undivided right to broadcast the Grandfathered Programs in all other territories (other than the United States, but including Puerto Rico). As for programs other than Grandfathered Programs (“New Programs”), we and Venevision have the exclusive broadcast and related merchandising rights for Mexico and Venezuela, respectively, but Univision retains all rights for the rest of the world. The rights to the Grandfathered Programs and New Programs granted to us will continue until the termination of the PLA and will then revert back to Univision.

The PLA entered into by the Company and Univision in January 2009 superseded the program license agreement with Univision whereby we granted Univision an exclusive right to broadcast our television programming in Puerto Rico, subject to some exceptions.
As a result of the closing of the acquisition of Univision, we are no longer bound by the provisions of the Participation Agreement, except in the case that we enter into certain transactions involving direct broadcast satellite or DTH satellite to the U.S. market. The Participation Agreement had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest. Subject to compliance with the limited restrictions of the surviving terms of the Participation Agreement and the terms of the PLA, we can now engage in business opportunities in the growing U.S. Hispanic marketplace relating to programming and other businesses without offering Univision participation in such opportunities. We are still engaged in litigation with Univision, as described in “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States”, and “Additional Information — Legal Proceedings”.
In addition, on September 5, 2008, Televisa filed a Complaint for Declaratory Relief against Univision before the Superior Court of the State of California, for the County of Los Angeles, seeking a declaration of its rights vis-a-vis Univision with respect to the United States broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa (the “Soccer Complaint”). In the Soccer Complaint, Televisa sought a declaration that it has the legal right to broadcast in the United States, or license to third parties to broadcast in the United States, the home games of the Mexican League First Division soccer teams owned by Televisa. On September, 2008 Univision filed a Cross-Complaint against Televisa, alleging among other causes of action, a claim for declaratory relief that it retained the exclusive U.S. broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa under the terms of the Program License Agreement. On October 9, 2008, pursuant to an agreement between Televisa and Univision and an Order of the Court, Televisa submitted its Complaint for Declaratory Relief and Univision’s cause of action for declaratory relief to a private referee pursuant to a California code provision. Trial was held on November 11-12 2008, before the private referee, the Honorable Richard Neal (Ret.) of JAMS. On December 18, 2008 Justice Neal filed a Decision in Televisa’s favor whereby he resolved that Televisa was entitled to a declaration and judgment that Univision’s broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa expired on December 19, 2008 (the “Statement of Decision”). Univision dismissed with prejudice the other claims raised in its Cross-Complaint against Televisa. On June 4, 2009, Honorable Ernest M. Hiroshige, Judge of the Superior Court of the State of California, for the County of Los Angeles, adjudged and decreed a final judgment consistent with the Statement of Decision, in favor of Televisa.
Competition
We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 178 stations outside of Mexico City. Televisora del Valle de México owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2006, 2007 and 2008 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 30.5%, 31.0% and 28.8%, respectively, during prime time, and 29.0%, 29.1% and 27.7%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.
In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 9 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Television Broadcasting”.
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
Cable and Telecom
According to the most recent information from CANITEC, there were approximately 1,250 cable concessions in Mexico as of December 31, 2008 serving approximately 4.5 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH joint venture. See “— DTH Satellite Services”. Cablevisión also faces competition from MVS Multivisión, S.A. de C.V., or Multivisión, a MMDS operator, in Mexico City and the surrounding areas. MMDS, commonly called wireless cable, is a microwave transmission system which operates from a head end similar to that of a cable system. Multivisión has been in operation for more than 15 years and offers 15 channels to its subscribers. Some of the channels that Multivisión broadcasts compete directly with the Cablevisión channels, as well as Cablevisión’s 21 pay-per-view channels. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems and MMDS systems in areas where they presently operate. In addition, pursuant to the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent it has available capacity on its network.
In addition, in connection with internet access services and other new products and multimedia communications services, cable operators, who were already authorized to provide bidirectional data and internet broadband services, have been authorized by the Mexican government to also provide voice services, including VoIP services.
On October 2, 2006, the Mexican federal government enacted a new set of regulations known as the Convergence Regulations. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services. In addition, telephone operators, such as Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. See “Key Information — Risk Factors — Risk Factors Related to our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.
In addition, in January 2007, the CFE obtained a concession from the Mexican government, through the Ministry of Communications and Transportation, to use their power lines and infrastructure to provide telecommunication services to cable operators using a new technology model known as PLC and BPL. We are uncertain as to how the CFE authorization to render these services could affect us, as well as the overall telecommunications landscape in Mexico, as the CFE has not yet provided these services to telecommunications operators. We are expecting a public bid for a pair of dark fibers within CFE’s fiber-optic infrastructure within the following months; both CFE and SCT have announced that they are working together in order to define the technical conditions, the basis and process of the public bid, as well as the type and scope of the corresponding agreement though there is no assurance that such public bid will be held.
As a result of the aforementioned, Cablevisión, Cablemás and TVI will face competition from several media and telecommunications companies throughout Mexico, including internet service providers, DTH services and other personal communications and telephone companies, including us and our affiliates.
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
DTH Satellite Services
Innova presently competes with, or expects to compete with, among others, cable systems (including Cablevisión), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, other DTH concessions, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores, internet and other entertainment.
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
On October 2008, DISH Mexico, a joint venture between MVS and DISH, a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. DISH currently operates in Guanajuato, Morelos, Nuevo Leon, Puebla, Queretaro, Guadalajara, Toluca and San Luis Potosi.
At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 20 channels, including Televisa’s digital over the air networks. The SCT and Cofetel are currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business.
Gaming Business
Our principal competitors in the gaming industry are, with respect to bingo and sports halls, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.
Regulation
Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts CW Network television programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television
Mexican Television Regulations
Concessions. Mexico’s Federal Antitrust Law has been amended by Congress. The amendments to Mexico’s Federal Antitrust Law approved by the Mexican Federal Congress have been in full force and effect as of June 29, 2006. The amendments include, among other things, the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor. As of the date of this annual report, such amendments have not had a material adverse impact upon our business; however, we cannot predict how these amendments will impact our business in the future.
Certain amendments to the existing Radio and Television Law and the Telecommunications Law have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the SCT a certification of compliance with their obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionnaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. Also, either the SCT or the Federal Telecommunications Commission shall provide notice in the Diario Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.
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

Television concessions may be granted for a term of up to 20 years.
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
The SCT may void the grant of any television concession or terminate or revoke the concession at any time, upon the occurrence of, among others, the following events:
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
In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016 except for the concessions of 3 radio stations, which renewal applications were timely filed before the SCT but are still pending due to the Supreme Court’s ruling on the amendments to the Radio and Television Law. (See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). We are unable to predict when we will obtain the renewal to such concessions. Our cable telecommunications concessions expire in 2029 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.
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
No more than 18% of broadcast time may be used for advertisements on any day. The SCT approves the minimum advertising rates. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
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
Radio
The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. The expiration dates of our radio concessions range from 2015 to 2016 except for the concessions of 3 radio stations, which renewal applications were timely filed before the SCT but are still pending due to the Supreme Court’s ruling on the amendments to the Radio and Television Law. (See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). We are unable to predict when we will obtain the renewal to such concessions. See “— Television”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Cable Television
Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its Channel 46 Concession, which expires in 2010. We have filed for a renewal of the Channel 46 Concession and such renewal is currently pending. We are unable to predict when we will obtain the renewal of such concession. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. In addition, in May 2007 the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.
Cablemás operates under 46 concessions which cover 14 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2013 to 2038.
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
Cable television operators, including Cablevisión and Cablemás, are subject to the Telecommunications Law and, since February 2000, have been subject to the Reglamento del Servicio de Televisión y Audio Restringidos, or the Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks which, in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Radio and Television Law and the Reglamento de la Ley Federal de Radio y Televisión.
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
Under Mexican law, programming broadcast on Cablevisión and Cablemás networks is not subject to judicial or administrative censorship. However, this programming is subject to various regulations, including prohibitions on foul language, programming which is against good manners and customs or programming which is against the national safety or against public order.

Mexican law also requires cable television operators, including Cablevisión and Cablemás, to broadcast programming that promotes Mexican culture, although cable television operators are not required to broadcast a specified amount of this type of programming.
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
Government Participation. Pursuant to the terms of cable concessions, cable television operators through September 23, 1999, were required to pay, on a monthly basis, absent a waiver from the Mexican government, up to 15% of revenues derived from subscriber revenues and substantially all other revenues, including advertising revenues, to the Mexican government in exchange for use of the cable concession. Most cable concessionaires, including Cablevisión, obtained a waiver on an annual basis to pay 9% of their revenues as participation to the Mexican government, as opposed to 15%. Under the Federal Telecommunications Law and accompanying regulations, cable television operators with public telecommunications network concessions, including Cablevisión, no longer have to pay the Mexican government any percentage of their revenues.
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
Application of Existing Regulatory Framework to Internet Access and IP Telephony Services
Cablevisión and Cablemás may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.
To the extent that a cable television operator has any available capacity on its network, as a public telecommunications network, Mexican law requires the operator to offer third party providers access to its network. Cablevisión and Cablemás currently do not have any capacity available on its network to offer to third party providers and do not expect that they will have capacity available in the future given the broad range of services they plan to provide over their networks.
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
Mexican Gaming Regulations
Pursuant to Mexico’s Federal Law of Games and Draws, or Ley Federal de Juegos y Sorteos, or Gaming Law, and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations, the Secretaría de Gobernación, or Mexican Ministry of the Interior, has the authority to permit the operation of all manner of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations. We were granted a Gaming Permit on May 25, 2005, which expires on May 24, 2030.
In 2004, the Chamber of Deputies of the Mexican Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the enactment of the Gaming Regulations was unconstitutional and, therefore, null and void. In January 2007, the Supreme Court of Justice declared the Gaming Regulations constitutional.
Mexican Antitrust Law
Mexico’s Federal Antitrust Law and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions or joint ventures. In addition, Mexico’s Federal Antitrust Law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures” and “ — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
The most recent amendments to Mexico’s Federal Antitrust Law, in full force as of June 29, 2006, include among other things the following newly regulated activities: predatory pricing, exclusivity discounts, cross subsidization, and any acts by an agent that result in cost increases or in the creation of obstacles in the production process of its competitors or the demand of the goods or services offered by such competitor.

Under the amendment, the review process of mergers and acquisitions by the Mexican Antitrust Commission, is modified by:
•	Raising the thresholds to make a concentration a reportable transaction.
•
Empowering the Mexican Antitrust Commission to issue a waiting order before a reported transaction may be closed, if such order is issued within ten business days from the date the transaction is reported to the Mexican Antitrust Commission.

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
Mexican Electoral Amendment
In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution, pursuant to which, among other things, the IFE has the exclusive right to manage and use the Official Broadcast Time. For a description of Official Television Broadcast Time and Official Radio Broadcast Time, see “Information of the Company — Business Overview — Business Strategy — Maintaining Our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information of the Company — Business Overview — Other Businesses — Radio Stations”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.
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
At this time, the Constitutional Amendment has not resulted in an economic impact upon our radio and television business that can be determined; nonetheless this may not be the case in the future. We cannot predict the outcome of the legal actions brought by the Company against the Constitutional Amendment. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.
Significant Subsidiaries
The table below sets forth our significant subsidiaries and Innova, a consolidated variable interest entity, as of December 31, 2008.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A.B de C.V.(3)(5)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(6)	Mexico	100.0%
Factum Más, S.A. de C.V.(3)(7)(8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(3)(7)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(3)(10)	Mexico	100.0%
Paxia, S.A. de C.V.(3)(11)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2)(3)(12)	Mexico	50.0%
Telesistema Mexicano, S.A. de C.V.(13)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(14)	Mexico	100.0%
Televisa, S.A. de C.V.(15)	Mexico	100.0%
Televisa Juegos, S.A. de C.V.(2)(3)(16)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)(13)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of four direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)
While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	Subsidiary through which we own equity interests in and conduct the operations of our Cable and Telecom segment.

(5)	Indirect subsidiary through which we conduct the operations of our Cable and Telecom segment.

(6)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(7)	One of two subsidiaries through which we own our equity interest in Innova.

(8)	Direct subsidiary through which we own equity interests in and conduct our Internet business.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	Direct subsidiary through which we maintain 99.99% of the equity of Alvafig, a holding company with a 58.3% interest in the total capital stock of Cablemás, at May 31, 2009.

(12)	Direct subsidiary through which we conduct the operations of our Radio business.

(13)	One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(15)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.
Property, Plant and Equipment
Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in three locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec and 3 studios in Santa Fe. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 42 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 4.9 million square feet of space, of which over 3.4 million square feet are located in Mexico City and the surrounding areas, and approximately 1.5 million square feet are located outside of Mexico City and the surrounding areas.
Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.
We also own or lease over a total of 534,859 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	2	San Diego, California(1)
Leased properties		Buenos Aires, Argentina(1)
	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	7	Miami, Florida(1)
		Santiago, Chile(1)
		Quito, Ecuador(1)
		Guayaguil, Ecuador(1)
		Caracas Venezuela (1)
		Buenos Aires, Argentina(2)

Leased properties	9	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		Quito, Ecuador(1)
		Caracas, Venezuela(1)
		San Juan, Puerto Rico(1)

	Number of
Operations	Properties	Location
Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)

Leased properties	81	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Santiago, Chile (44)
		Armenia, Colombia(1)
		Barranquilla, Colombia(3)
		Bogota, Colombia(3)
		Bucaramanga, Colombia(1)
		Cali, Colombia(5)
		Cartagena, Colombia(1)
		Colombia, Colombia(2)
		Ibage, Colombia(1)
		Manizales, Colombia(1)
		Medellín, Colombia(4)
		Pasto, Colombia(1)
		Pompayan, Colombia(1)
		Pereira, Colombia(1)
		Santa Martha, Colombia(1)
		Sincelejo, Colombia,(1)
		Villavicencio, Colombia(1)
		Lima, Peru(2)

DTH
Leased properties	5	San José, Costa Rica(1)
		Guatemala (1)
		Nicaragua (1)
		Panama (1) Dominicana (1)

Telephony
Leased properties	7	San Antonio, Texas(3)
		Dallas, Texas (2)
		McAllen, Texas (1)
		Mission, Texas (1)
Satellites. We currently use transponder capacity on five satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Solidaridad II, which reaches only Mexico; Intelsat 3-R (formerly PAS 3-R), which reaches North America, Western Europe, Latin America and the Caribbean; and Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada. The Intelsat 9 (formerly PAS-9) satellite is currently functioning and its period of operation is expected to last 15 years (life expectancy through 2019). With Intelsat, we are evaluating alternatives to replace Intelsat 9. Intelsat 9 provides coverage of Central America, Mexico, the Southern United States and the Caribbean. Intelsat will launch a back-up satellite for our DTH joint venture operations in the first quarter of 2010, and we estimate that it will start operations in the first quarter of 2010 as well. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 11 to our year-end financial statements.
On September 20, 1996, PanAmSat (now Intelsat), our primary satellite service provider, agreed to provide U.S. transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 MHz C-band transponders on Galaxy 16 (formerly, Galaxy IVR), which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 MHz Ku-band transponders on PAS-3R described above. For each of the 36 MHz C-band transponders we pay an annual fee of approximately U.S.$3.7 million.
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
On February 1, 2007, Intelsat renamed some of their satellite fleet recently acquired with the merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Innova and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will be manufactured by Orbital Sciences Corporation and is expected to launch in the first semester of 2010.
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
Item 5. Operating and Financial Review and Prospects
You should read the following discussion together with our year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information — Risk Factors”. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under “Key Information — Risk Factors” before evaluating us and our business.
Preparation of Financial Statements
Our year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 23 to our year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2008. Note 23 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 23 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
As required by Mexican FRS, beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information. Accordingly, our financial statements as of December 31, 2006 and 2007 and for the years ended on those dates are stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the year ended December 31, 2008 is not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the year ended December 31, 2008 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. In discussing results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007, we have provided below in the discussion of line items a percentage increase in certain 2007 line items that reflects the impact the inflation adjustment had when applying inflation accounting to that line item in 2007.

Results of Operations
The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2006	2007	2008
Segment Net Sales
Television Broadcasting	53.7%	49.7%	43.7%
Pay Television Networks	3.4	4.3	4.5
Programming Exports	5.4	5.3	5.0
Publishing	7.4	7.8	7.5
Sky	19.1	19.7	18.7
Cable and Telecom	5.1	6.1	13.5
Other Businesses	5.9	7.1	7.1

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(2.8)	(2.6)	(2.3)

Total Consolidated Net Sales	97.2%	97.4%	97.7%

Net Sales
Cost of Sales(2)	42.7%	43.6%	44.9%
Selling Expenses(2)	7.9	7.9	8.2
Administrative Expenses(2)	6.1	5.9	6.4
Depreciation and Amortization	7.1	7.8	9.0
Consolidated Operating Income	36.2	34.8	31.5

Total Net Sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results
The following table sets forth the net sales and operating segment income (loss) of each of our business segments and intersegment sales, corporate expenses and depreciation and amortization for the years ended December 31, 2006, 2007 and 2008. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the Mexican Institute of Public Accountants, or MIPA. This standard requires us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with this standard, we currently classify our operations into seven business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Sky, Cable and Telecom, and Other Businesses. In 2007, we changed the names of two of our segments — “Sky Mexico” to “Sky”, because we began operations in Central America, and “Cable Television” to “Cable and Telecom” due to the consolidation of Bestel, a telecommunication company, into this segment. The Company’s “Radio” and “Publishing Distribution” businesses were presented as separate reportable segments in 2006 and 2007. Beginning in 2007 “Radio” was classified into the “Other Businesses” segment and beginning in the third quarter of 2008 “Publishing Distribution” was classified into the “Other Businesses” segment since its operations were no longer significant to the Company’s consolidated financial statements taken as a whole. See “— Recently Issued Mexican Financial Reporting Standards” and Note 1(t) to our year-end financial statements. We have restated our segment results for the prior periods to reflect these changes in segment reporting. Our results for 2008, include Cablemás, a significant cable operator in Mexico into the “Cable and Telecom” segment. Effective June 1, 2008, we began consolidating the assets, liabilities and results of operations of Cablemás in our consolidated financial statements. See Note 2 to our year end financial statements. In discussing results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007, we have provided below in the discussion of line items a percentage increase in certain 2007 line items that reflects the impact the inflation adjustment had when applying inflation accounting to that line item in 2007.

	Year Ended December 31,(1)
	2006		2007		2008
	(Millions of Pesos)
Segment Net Sales
Television Broadcasting	Ps.	21,760.4	Ps.	21,213.2	Ps.	21,460.7
Pay Television Networks		1,379.0		1,852.0		2,212.5
Programming Exports		2,190.3		2,262.1		2,437.2
Publishing		2,993.9		3,311.9		3,700.4
Sky		7,732.9		8,402.2		9,162.2
Cable and Telecom		2,059.4		2,611.6		6,623.4
Other Businesses		2,372.1		3,039.6		3,498.5
Total Segment Net Sales		40,488.0		42,692.6		49,094.9
Intersegment Operations		(1,130.3)		(1,131.1)		(1,122.6)

Total Consolidated Net Sales	Ps.	39,357.7	Ps.	41,561.5	Ps.	47,972.3

Operating Segment Income (Loss)
Television Broadcasting	Ps.	10,996.3	Ps.	10,518.1	Ps.	10,504.9
Pay Television Networks		707.9		1,150.2		1,378.2
Programming Exports		902.0		1,032.0		1,076.8
Publishing		576.7		624.4		648.6
Sky		3,689.1		4,037.9		4,416.8
Cable and Telecom		847.5		947.2		2,134.8
Other Businesses		(206.2)		(237.5)		(242.9)

Total Operating Segment Income(2)		17,513.3		18,072.3		19,917.2
Corporate Expenses(2)		(467.8)		(368.3)		(478.3)
Depreciation and Amortization		(2,779.8)		(3,223.1)		(4,311.1)

Total Consolidated Operating Income(3)	Ps.	14,265.7	Ps.	14,480.9	Ps.	15,127.8

(1)
Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our year-end financial statements.

(2)
The operating segment income (loss), and total operating segment income data set forth in this annual report do not reflect corporate expenses and depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(3)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 22 to our year-end financial statements.

Seasonality
Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2006, 2007 and 2008, we recognized 28.3%, 29.9% and 30.2%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.
Results of Operations for the Year Ended December 31, 2008
Compared to the Year Ended December 31, 2007
Total Segment Results
Net Sales
Our net sales increased by Ps.6,410.8 million, or 15.4%, to Ps.47,972.3 million for the year ended December 31, 2008 from Ps.41,561.5 million for the year ended December 31, 2007. This increase reflects a revenue growth in our Cable and Telecom, Sky, Publishing, Pay Television Networks, Television Broadcasting, Programming Exports and Other Businesses segments. These increases were partially offset by a 2007 inflation effect of 3.2%.
Cost of Sales
Cost of sales increased by Ps.3,428.0 million, or 18.9%, to Ps.21,556.0 million for the year ended December 31, 2008 from Ps.18,128.0 million for the year ended December 31, 2007. This increase was due to higher costs in our Cable and Telecom, Publishing, Sky, Television Broadcasting, Programming Exports, Pay Television Networks and Other Businesses segments. These increases were partially offset by a 2007 inflation effect of 2.4%.
Selling Expenses
Selling expenses increased by Ps.641.7 million, or 19.6%, to Ps.3,919.2 million for the year ended December 31, 2008 from Ps.3,277.5 million for the year ended December 31, 2007. This increase was attributable to higher selling expenses in our Cable and Telecom, Sky, Television Broadcasting, Publishing, Pay Television Networks, Programming Exports and Other Businesses segments, as a result of increases in promotional and advertising expenses and commissions paid. These increases were partially offset by a 2007 inflation effect of 2.3%.
Administrative Expenses
Administrative expenses increased by Ps.606.2 million, or 24.7%, to Ps.3,058.2 million for the year ended December 31, 2008 from Ps.2,452.0 million for the year ended December 31, 2007. This increase reflects the administrative expense growth in our Cable and Telecom, Television Broadcasting, Publishing, Pay Television Networks, Sky and Programming Exports segments; as well as an increase in corporate expenses due to higher share-based compensation expense, which amounted to approximately Ps.222.0 million in 2008, compared with Ps.140.5 million in 2007. These increases were partially offset by lower administrative expenses in our Other Businesses segment and by a 2007 inflation effect of 2.6%.
Television Broadcasting
Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.3% in 2007 and 13.0% in 2008. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.
Television Broadcasting net sales, representing 49.7% and 43.7% of our total segment net sales for the years ended December 31, 2007 and 2008, respectively, increased by Ps.247.5 million, or 1.2%, to Ps.21,460.7 million for the year ended December 31, 2008 from Ps.21,213.2 million for the year ended December 31, 2007. This increase was attributable to strong ratings primarily in prime time and by our broadcast of the 2008 Olympic Games. These increases were partially offset by a 2007 inflation effect of 3.5%.

Television Broadcasting operating segment income had a marginal decrease by Ps.13.2 million, or 0.1%, to Ps.10,504.9 million for the year ended December 31, 2008 from Ps.10,518.1 million for the year ended December 31, 2007. This decrease was due to the increase in cost of sales due to the production and broadcast costs of the 2008 Olympic Games and an increase in operating expenses driven by higher commissions paid and personnel expenses, as well as a 2007 inflation effect of 5.0%, which was partially offset by the increase in net sales.
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
During 2007 and 2008, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,416 hours of advertising time in 2007 and 1,473 hours in 2008. During sign-on to sign-off hours, we sold 3,050 hours of advertising time in 2007 and 3,033 hours in 2008. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our television products.
As of December 31, 2007 and December 31, 2008, we had received Ps.16,085.0 million (nominal) and Ps.16,881.6 million (nominal), respectively, of advertising deposits for television advertising time during 2008 and 2009, representing approximately U.S.$1,472.7 million and U.S.$1,219.8 million at the applicable year-end exchange rates. Approximately 67.9% and 67.8% of these deposits as of December 31, 2007 and 2008, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2007 and 2008 was 3.6 months and 4.0 months, respectively.
Pay Television Networks
Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay television providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite joint venture in which we have an interest. Pay television networks net sales also include the revenues from TuTv, our pay-TV joint venture in the United States with Univision. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising independently from our other media-related segments on a scatter basis.
Pay Television Networks net sales, representing 4.3% and 4.5% of our total segment net sales for the years ended December 31, 2007 and 2008, respectively, increased by Ps.360.5 million, or 19.5%, to Ps.2,212.5 million for the year ended December 31, 2008 from Ps.1,852.0 million for the year ended December 31, 2007. This increase reflects higher revenues from signals sold in Mexico, Latin America and Spain and an increase in advertising sales. This increase was partially offset by a 2007 inflation effect of 2.4%.
Pay Television Networks operating segment income increased by Ps.228.0 million, or 19.8%, to Ps.1,378.2 million for the year ended December 31, 2008, from Ps.1,150.2 million for the year ended December 31, 2007, primarily due to higher sales that were partially offset by an increase in cost of sales mainly by costs of programs produced by the Company and third parties and an increase in operating expenses due to higher promotional and advertising expenses and commissions paid and by a 2007 inflation effect of 2.4%.

Programming Exports
Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2007 and 2008, 68.1% and 68.4%, respectively, of net sales for this segment were attributable to programming licensed under our program license agreement with Univision. In 2007 and 2008, we received U.S.$138.0 million and U.S.$146.5 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network.
Programming Exports net sales, representing 5.3% and 5.0% of our total segment net sales for the years ended December 31, 2007 and 2008, respectively, increased by Ps.175.1 million, or 7.7%, to Ps.2,437.2 million for the year ended December 31, 2008 from Ps.2,262.1 million for the year ended December 31, 2007. This increase was primarily due to higher royalties paid to us under the Program License Agreement entered into with Univision in the amount of U.S.$146.5 million, for the year ended December 31, 2008 as compared to U.S.$138.0 million, for the year ended December 31, 2007, as well as an increase in export sales to Latin America and a positive translation effect on foreign-currency denominated sales. These increases were partially offset by lower export sales to Europe, Asia and Africa and by a 2007 inflation effect of 2.4%.
Programming Exports operating segment income increased by Ps.44.8 million, or 4.3%, to Ps.1,076.8 million for the year ended December 31, 2008 from Ps.1,032.0 million for the year ended December 31, 2007. This increase was primarily due to the increase in net sales, and was partially offset by an increase in cost of sales due to higher programming costs and operating expenses, primarily due to an increase in personnel expenses and by a 2007 inflation effect of 2.5%.
Publishing
Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
Publishing net sales, representing 7.8% and 7.5% of our total segment net sales for the years ended December 31, 2007 and 2008, respectively, increased by Ps.388.5 million, or 11.7%, to Ps.3,700.4 million for the year ended December 31, 2008 from Ps.3,311.9 million for the year ended December 31, 2007. The annual increase was driven by higher revenues from magazine circulation and advertising pages sold abroad partly due to the consolidation of Editorial Atlántida, a publishing company in Argentina, beginning September 2007; a greater number of advertising pages sold in Mexico, and a positive translation effect on foreign-currency denominated sales. This increase was partially offset by a 2007 inflation effect of 1.3%.
Publishing operating segment income increased by Ps.24.2 million, or 3.9%, to Ps.648.6 million for the year ended December 31, 2008 from Ps.624.4 million for the year ended December 31, 2007. This increase reflects higher sales and a 2007 inflation effect of 0.1% which, were partially offset by higher cost of sales and operating expenses, due to the consolidation of Editorial Atlántida, as well as an increase in costs of supplies and personnel.
Sky
Sky net sales are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Sky net sales, representing 19.7% and 18.7% of our total segments net sales for the years ended December 31, 2007 and 2008 respectively, increased by Ps.760.0 million or 9.0% to Ps.9,162.2 million for the year ended December 31, 2008 from Ps.8,402.2 million for the year ended December 31, 2007. This increase was primarily due to an increase in its subscriber base in Mexico, a growth of Sky operations in Central America and higher advertising revenues. This increase was partially offset by a 2007 inflation effect of 2.4%. As of December 31, 2008 the number of gross active subscribers increased to 1,759,800 (including 128,900 commercial subscribers) compared with 1,585,100 (including 103,100 commercial subscribers) as of December 31, 2007.
Sky operating segment income increased by Ps.378.9 million or 9.4% to Ps.4,416.8 million for the year ended December 31, 2008 from Ps.4,037.9 million for the year ended December 31, 2007. This increase was due to the increase in net sales and was partially offset by higher programming costs associated with the increase of our subscriber base and an increase in commissions paid, promotional and personnel expenses, as well as a 2007 inflation effect of 2.4%.

Cable and Telecom
Cable and Telecom net sales are derived from Cable Television services and advertising sales. Net sales for Cable Television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Beginning June 2008, we began to consolidate the financials of Cablemás, a significant cable operator in Mexico operating in 49 cities into our financial statements. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales for Cable Television advertising consist of revenues from the sale of advertising on Cablevisión and Cablemás. From July 2005 to October 2007, Maximedios Alternativos, S.A. de C.V. was Cablevisión’s sales agent for advertising time. See “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders”. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.
Cable and Telecom net sales, representing 6.1% and 13.5% of our total segment net sales for the years ended December 31, 2007 and 2008, respectively, increased by Ps.4,011.8 million, or 153.6%, to Ps.6,623.4 million for the year ended December 31, 2008 from Ps.2,611.6 million for the year ended December 31, 2007. This increase was primarily due to i) a 21.3% increase in sales of Cablevisión, driven mainly by a 21.6% increase in RGUs; ii) the consolidation of Cablemás starting June 2008, which represented incremental revenue of Ps.1,871.0 million; and iii) the consolidation of Bestel starting December 2007, which experienced growth in sales of Ps.1,685.5 million. This increase was partially offset by a 2007 inflation effect of 5.1%.
Cable and Telecom operating segment income increased by Ps.1,187.6 million, or 125.4%, to Ps.2,134.8 million for the year ended December 31, 2008 from Ps.947.2 million for the year ended December 31, 2007. These results reflect higher sales, including operating segment income of Ps.638.0 million from the consolidation of Cablemás and an increase in Bestel’s operating segment income of Ps.285.9 million, that were partially offset by an increase in cost of sales due primarily due to higher signal and personnel costs as well as promotional and advertising expenses and a 2007 inflation effect of 4.6%.
The following table sets forth the breakdown of subscribers as of December 31, 2008:

	Cablevisión	Cablemás
Video	590,690	851,172
Broadband	199,731	242,708
Telephony	54,068	76,112
RGUs	844,489	1,169,992
Other Businesses
Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com, and revenues related to our PSMS messaging service, gaming, radio and publishing distribution (beginning third quarter 2008).
Other Businesses net sales, representing 7.1% of our total segment net sales for both years ended December 31, 2007 and 2008, increased by Ps.458.9 million, or 15.1%, to Ps.3,498.5 million for the year ended December 31, 2008 from Ps.3,039.6 million for the year ended December 31, 2007. This increase was primarily due to higher sales related to our gaming, feature-film distribution, and radio businesses. This increase was partially offset by lower sales in our sport events production, internet and publishing distribution businesses and by a 2007 inflation effect of 2.2%.
Other Businesses operating segment loss increased by Ps.5.4 million, or 2.3%, to Ps.242.9 million for the year ended December 31, 2008 from Ps.237.5 million for the year ended December 31, 2007. This increase reflects higher cost of sales and operating expenses related to our publishing distribution and feature—film distribution businesses and lower sales in our sport events production and internet businesses; these were partially offset by higher total segment sales and a decrease in the cost of sales of our sport events production business, lower operating expenses in our gaming and radio businesses and by a 2007 inflation effect of 3.9%.

Depreciation and Amortization
Depreciation and amortization expense increased by Ps.1,088.0 million, or 33.8%, to Ps.4,311.1 million for the year ended December 31, 2008 from Ps.3,223.1 million for the year ended December 31, 2007. This change primarily reflects an increase in our Cable and Telecom (due to the consolidation of Cablemás and Bestel), Television Broadcasting, Sky and Other Businesses segments. This increase was partially offset by a 2007 inflation effect of 2.8%.
Non-operating Results
Other Expense, Net
Other expense, net, decreased by Ps.1.3 million, or 0.1%, to Ps.952.1 million for the year ended December 31, 2008, compared with Ps.953.4 million for the year ended December 31, 2007. This decrease primarily reflected the absence of a loss on disposition of shares in connection with the sale of our interest in Univision during the first quarter of 2007, as well as U.S.$19 million in other income resulting from the January 2009 litigation settlement with Univision. These favorable variances were partially offset by: i) the absence of other income derived from the cancellation in 2007 of an option to acquire an equity stake in the parent company of the controlling partners of La Sexta; ii) an increase in professional services in connection with certain litigation; iii) higher non-cash impairment adjustments made to the carrying value of trademarks in our Publishing segment and goodwill of certain businesses in our Television Broadcasting segment; and iv) a 2007 inflation effect of 2.6%. In 2008 other expense, net, included primarily impairment adjustments to intangible assets, professional services in connection with certain litigation, donations and other income derived from a litigation settlement in January 2009.
Integral Cost of Financing
Integral cost of financing significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
•	interest expense, including gains or losses from derivative instruments and the restatement of our UDI denominated notes through 2007;
•	interest income;
•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies, including gains or losses from derivative instruments; and
•
gain or loss attributable to holding monetary assets and liabilities exposed to inflation through 2007, as we discontinued recognizing the effects of inflation in financial information effective January 1, 2008.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
The net expense attributable to integral cost of financing increased by Ps.420.7 million, to Ps.830.9 million for the year ended December 31, 2008 from Ps.410.2 million for the year ended December 31, 2007. This increase reflected primarily a Ps.639.4 million increase in interest expense, due primarily to a higher principal amount of long-term debt in 2008; and a Ps.544.9 million decrease in interest income explained mainly by a reduction of interest rates applicable to foreign currency temporary investments in 2008. These variances were partially offset by a Ps.469.8 million increase in foreign exchange gain resulting principally from a gain derived from foreign currency swap contracts, which effect was partially offset by the impact in 2008 of the depreciation of the Mexican Peso against the U.S. dollar on our net U.S. dollar liability position; and the absence in 2008 of a Ps.293.8 million loss from monetary position recognized in 2007, as we ceased recognizing the effects of inflation in financial information effective January 1, 2008.
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
Equity in losses of affiliates is comprised mainly by the equity in losses of La Sexta, our 40% interest in a free-to-air television channel in Spain, and Volaris, our 25% interest in a low-cost carrier airline with a concession to operate in Mexico. Equity in losses of affiliates, net, increased by Ps.300.6 million, or 40.1%, to Ps.1,049.9 million in 2008 compared with Ps.749.3 million in 2007. This increase reflected primarily an increase in equity in losses of La Sexta and Volaris. This variance was partially offset by an increase in equity in income of OCEN, our 40% interest in a live entertainment business in Mexico.

Income Taxes
Income taxes increased by Ps.214.6 million, or 6.4%, to Ps.3,564.2 million in 2008 from Ps.3,349.6 million in 2007. This increase reflected a higher corporate income tax base.
We are authorized by the Mexican tax authorities to compute our income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
We and our Mexican subsidiaries were also subject to an asset tax, at a tax rate of 1.25% through December 31, 2007, on the adjusted gross value of some of our assets. The asset tax was computed on a fully consolidated basis in 2007. The Mexican corporate income tax rate in 2006, 2007 and 2008 was 29%, 28% and 28%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in the subsequent years will be 28%. On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduced a flat tax, which replaced Mexican asset tax and is applied along with Mexican regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax. The flat tax is calculated on a cash flow basis. As of December 31, 2007 and 2008, this tax law change did not have an effect on the Company’s deferred tax position, and the Company does not expect to have to pay the flat tax in the near future.
Minority Interest Net Income
Minority interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky, Cable and Telecom, and Radio businesses.
Minority interest net income decreased by Ps.8.9 million, or 1.0%, to Ps.927.0 million in 2008, from Ps.935.9 million in 2007. This decrease primarily reflected a portion of consolidated net income attributable to interests held by minority stockholders in our Cable and Telecom segment, which was partially offset by a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment and by a 2007 inflation effect of 2.2%.
Majority Interest Net Income
We generated net income in the amount of Ps.7,803.7 million in 2008, a decrease of 3.4% as compared to net income of Ps.8,082.5 million in 2007. The net decrease of Ps.278.8 million reflected:
•	a Ps.420.7 million increase in integral cost of financing, net;
•	a Ps.300.6 million increase in equity in earnings of affiliates, net and
•	a Ps.214.6 million increase in income taxes.
These changes were partially offset by:
•	a Ps.646.9 million increase in operating income;
•	a Ps.1.3 million decrease in other expense, net; and
•	a Ps.8.9 million decrease in minority interest.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006
Total Segment Results
Net Sales
Our net sales increased by Ps.2,203.8 million, or 5.6%, to Ps.41,561.5 million for the year ended December 31, 2007 from Ps.39,357.7 million for the year ended December 31, 2006. This increase reflects a revenue growth in our Sky, Cable and Telecom, Pay Television Networks, Publishing, Programming Exports and Other Businesses segments, partially offset by a decrease in our Television Broadcasting segment in our 2007 results due to the inclusion of the political campaigns and Soccer World Cup advertising in our 2006 results.
Cost of Sales
Cost of sales increased by Ps.1,336.8 million, or 8.0%, to Ps.18,128.0 million for the year ended December 31, 2007 from Ps.16,791.2 million for the year ended December 31, 2006. This increase was due to higher costs in our Cable and Telecom, Sky, Publishing, Pay Television Networks and Other Businesses segments. These increases were partially offset by lower cost of sales in our Television Broadcasting and Programming Exports segments.
Selling Expenses
Selling expenses increased by Ps.147.3 million, or 4.7%, to Ps.3,277.5 million for the year ended December 31, 2007 from Ps.3,130.2 million for the year ended December 31, 2006. This increase was attributable to higher selling expenses in our Publishing, Cable and Telecom, Pay Television Networks and Other Businesses segments, as a result of increases in promotional and advertising expenses and commissions paid. These increases were partially offset by lower selling expenses in our Programming Exports, Sky and Television Broadcasting segments.
Administrative Expenses
Administrative expenses increased by Ps.61.2 million, or 2.6%, to Ps.2,452.0 million for the year ended December 31, 2007, from Ps.2,390.8 million for the year ended December 31, 2006. This increase reflects the administrative expense growth in our Cable and Telecom, Publishing, Sky, Television Broadcasting, Pay Television Networks and Other Businesses segments. These increases were partially offset by lower administrative expenses in our Programming Exports segment as well as a decrease in corporate expenses due to a reduction in share-based compensation expense, which amounted to Ps.140.5 million in 2007, compared with Ps.243.9 million in 2006.
Television Broadcasting
Television Broadcasting net sales decreased by Ps.547.2 million, or 2.5%, to Ps.21,213.2 million for the year ended December 31, 2007 from Ps.21,760.4 million for the year ended December 31, 2006. This decrease was attributable to the broadcast in 2006 of the FIFA World Cup, political advertising related to the presidential election in Mexico and an unexpected slowdown in consumer spending in Mexico, which led to a decline in advertising revenues during 2007.
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
Pay Television Networks
Pay Television Networks net sales increased by Ps.473.0 million, or 34.3%, to Ps.1,852.0 million for the year ended December 31, 2007 from Ps.1,379.0 million for the year ended December 31, 2006. This increase reflects higher revenues from signals sold in Mexico and Latin America, higher sales of TuTv, and an increase in advertising sales in Mexico.
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

Programming Exports
Programming Exports net sales increased by Ps.71.8 million, or 3.3%, to Ps.2,262.1 million for the year ended December 31, 2007, from Ps.2,190.3 million for the year ended December 31, 2006. This increase was primarily due to higher royalties paid to us under the PLA entered into with Univision in the amount of U.S.$138.0 million for the year ended December 31, 2007 as compared to U.S.$126.9 million for the year ended December 31, 2006, as well as an increase in export sales to Europe, Asia and Africa. These increases were partially offset by lower export sales to Latin America and a negative translation effect on foreign-currency denominated sales.
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
Publishing
Publishing net sales increased by Ps.318.0 million, or 10.6%, to Ps.3,311.9 million for the year ended December 31, 2007 from Ps.2,993.9 million for the year ended December 31, 2006. This increase was driven by a greater number of advertising pages sold as well as higher revenues from magazine circulation in Mexico and abroad, including incremental revenues generated by the acquisition in the second half of 2007 of Editorial Atlántida, a publishing company in Argentina. This increase was partially offset by a negative translation effect on foreign-currency denominated sales.
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
Sky
Sky net sales increased by Ps.669.3 million or 8.7% to Ps.8,402.2 million for the year ended December 31, 2007, from Ps.7,732.9 million for the year ended December 31, 2006. This increase was primarily due to a 10.8% increase in its subscriber base, which as of December 31, 2007 reached 1,585,100 gross active subscribers (including 103,100 commercial subscribers) compared to 1,430,100 gross active subscribers as of December 31, 2006 of which 91,100 were commercial subscribers, as well as the launch of operations in Central America in 2007. This increase was partially offset by lower advertising revenues primarily due to the absence of Soccer World Cup advertising in 2006.
Sky operating segment income increased by Ps.348.8 million or 9.5% to Ps.4,037.9 million for the year ended December 31, 2007, from Ps.3,689.1 million for the year ended December 31, 2006. This increase was due to the increase in net sales and lower promotional expenses, partially offset by higher programming costs associated with the increase of our subscriber base.
Cable and Telecom
Cable and Telecom net sales increased by Ps.552.2 million, or 26.8%, to Ps.2,611.6 million for the year ended December 31, 2007 from Ps.2,059.4 million for the year ended December 31, 2006. This increase was primarily due to (i) a 10.8% increase in the number of video subscribers, which, as of December 31, 2007, reached 539,662 subscribers, compared with 486,825 subscribers reported as of December 31, 2006; (ii) the acquisition of the majority of the assets of Bestel, a telecommunication company, in December 2007; (iii) a 52% increase in broadband subscribers to 145,973 as of December 31, 2007 compared with 96,035 reported as of December 31, 2006; (iv) the addition of 9,015 telephony subscribers during the year; (v) a 3% average rate increase effective March 1, 2007; and (vi) higher advertising sales.
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

Other Businesses
Other Businesses net sales increased by Ps.667.5 million, or 28.1%, to Ps.3,039.6 million for the year ended December 31, 2007, from Ps.2,372.1 million for the year ended December 31, 2006. This increase was primarily due to higher sales related to our gaming, feature-film distribution, internet and publishing distribution businesses. This increase was partially offset by lower sales in our radio and sport events production businesses in 2007, primarily due to political campaigns and the Soccer World Cup in 2006.
Other Businesses operating segment loss increased by Ps.31.3 million, or 15.2%, to Ps.237.5 million for the year ended December 31, 2007, from Ps.206.2 million for the year ended December 31, 2006. This increase reflects higher cost of sales and operating expenses related to our gaming and internet businesses, partially offset by higher total segment sales and lower costs in our radio and sport events production.
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
Integral Cost of Financing
The expenses attributable to the integral cost of financing decreased by Ps.730.8 million, or 64%, to Ps.410.2 million for the year ended December 31, 2007 from Ps.1,141.0 million for the year ended December 31, 2006. This decrease reflected primarily a Ps.709.3 million increase in interest income in connection with a higher average amount of temporary, held-to-maturity and available-for-sale investments; and a favorable impact of Ps.413.6 million in net foreign exchange results, driven primarily by a higher average amount of our net foreign-currency asset position. These favorable variances were partially offset by a Ps.166.6 million increase in interest expense, due mainly to a higher average amount of our outstanding debt; and a Ps.225.5 million increase in loss from monetary position, resulting from a higher net monetary asset position.
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
Minority Interest Net Income
Minority interest net income increased by Ps.325.5 million, or 53.3%, to Ps.935.9 million for the year ended December 31, 2007, from Ps.610.4 million for the year ended December 31, 2006. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by minority stockholders in our Cable and Telecom segment.
Majority Interest Net Income
We generated majority interest net income in the amount of Ps.8,082.5 million in 2007, a decrease of 9.3% as compared to net income of Ps.8,908.9 million in 2006. The net decrease of Ps.826.4 million reflected:
•	a Ps.65.3 million increase in other expense, net;

•	a Ps.124.5 million increase in equity in earnings of affiliates, net;

•	a Ps.1,257.1 million increase in income taxes; and

•	a Ps.325.5 million increase in minority interest net income.
These changes were partially offset by:
•	a Ps.215.2 million increase in operating income; and

•	a Ps.730.8 million decrease in integral cost of financing, net.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended
	December 31,
	2006	2007	2008
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	1.7%	1.1%	26.7%
Mexican inflation rate(2)	4.1	3.8	6.5
U.S. inflation rate	2.5	4.1	0.1
Increase in Mexican GDP(3)	5.1	3.3	1.3

(1)
Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.6265 per U.S. Dollar as of December 31, 2005; Ps.10.8025 per U.S. Dollar as of December 31, 2006; Ps.10.9222 per U.S. Dollar as of December 31, 2007; and Ps.13.84 per U.S. Dollar as of December 31, 2008.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 116.3 in 2005; 121.0 in 2006; 125.6 in 2007; and 133.8 in 2008.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2008 as estimated by INEGI.
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

•
Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	(Millions of U.S. Dollars)
Revenues	U.S.	$470	U.S.	$570	U.S.	$683
Operating costs and expenses		529		615		685
On a consolidated basis, in 2006, 2007 and 2008, our foreign currency-denominated costs and expenses exceeded, and they could continue to exceed in the future, our foreign currency-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our foreign currency-denominated costs and expenses.
•
Depreciation and Amortization Expense. Prior to January 1, 2008, we restated our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation, as well as the devaluation of the Peso as compared to the U.S. Dollar, increased the carrying value of these assets, which in turn, increased the related depreciation expense.

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

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In connection with our net investment in shares of Univision, we designated as an effective hedge of foreign exchange exposure a portion of the U.S. Dollar principal amount with respect to our outstanding Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$971.9 million as of December 31, 2006 (see Notes 1(c), 2 and 9 to our year-end financial statements). As long as we maintained our net investment in shares of Univision, a hedge of the designated principal amounts of our debt was effective, and any foreign exchange gain or loss attributable to this hedging long-term debt was credited or charged directly to equity (accumulated other comprehensive result) for Mexican FRS purposes. On March 29, 2007, we sold our investment in shares of Univision, and the hedge of the designated principal amount of our Senior Notes was discontinued on that date. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our year-end financial statements.

Inflation Under Mexican FRS. Through December 31, 2007 Mexican FRS required that our financial statements recognize the effects of inflation. In particular, our financial statements through December 31, 2007 reflect the:
•	restatement of Mexican non-monetary assets (other than transmission rights, inventories and equipment of non-Mexican origin), non-monetary liabilities and stockholders’ equity using the NCPI; and
•	restatement of all inventories at net replacement cost.
U.S. GAAP Reconciliation
For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2008, see Note 23 to our year-end financial statements.
Recently Issued U.S. Accounting Standards
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS No 141(R) will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008. An earlier adoption is prohibited. We have adopted this pronouncement on January 1, 2009 to be applied in any future business combination.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish new standards that will govern the accounting for and reporting of (i) noncontrolling interest in partially owned consolidated subsidiaries and (ii) the loss of control of subsidiaries. SFAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” which amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS 140. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The adoption of this interpretation is not expected to have a material impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This standard amends and is intended to improve financial reporting under SFAS 133 by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements. SFAS 161 requires disclosure of how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how disclosure of derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement expands derivative disclosure required by SFAS 133. We adopted SFAS 161 effective January 1, 2009. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. GAAP standards.
This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this interpretation is not expected to have a material impact on our consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”) which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” Any effect of applying the provisions of this Statement shall be reported as a change in accounting principles in accordance with SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). An entity shall follow the disclosure requirements of that statement, and additionally, disclose the accounting principles that were used before and after the application of the provisions of this statement and the reason why applying this statement resulted in a change in accounting principles. The adoption of SFAS 162 is not expected to have a material impact on the results of operations and financial condition.
In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. We are currently evaluating the impact the adoption of FSP APB 14-1 will have on our financial position, results of operations and disclosures.
In November 2008, the FASB issued FSP SFAS No. 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities.” Enhanced disclosures pursuant to FSP SFAS No. 140-4 and FIN 46(R)-8 will be required of all public entities effective for periods ending after December 15, 2008. The adoption of FSP SFAS No. 140-4 and FIN 46(R)-8 is not expected to have a material impact on the results of operations and financial condition.
In December 2008, the FASB issued FSP No. 132 (R)-1 “Employers disclosures about Postretirement Benefit Plan Assets” which amends FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132 (R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The technical amendment to SFAS 132(R) is effective upon issuance of this FSP. We do not expect the adoption of this statement will materially impact our consolidated financial statements.
In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly” (“FSP SFAS 157-4”). FSP SFAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate when a transaction is not orderly. It also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability regardless of the valuation techniques(s) used, the objective of fair value measurement remains the same. FSP SFAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. We do not expect the adoption of this statement will materially impact our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), the objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We do not expect the adoption of this statement will materially impact our consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (i) eliminating the qualifying special-purpose entity concept, (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. Calendar year-end companies will have to apply SFAS 166 to new transfers of financial assets occurring from January 1, 2010. We are currently evaluating the impact this statement will have on our financial position, results of operations and disclosures.
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). This guidance represents a significant change to the previous accounting rules and it is anticipated it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering; therefore, FIN 46(R) consolidation conclusions will need to be reassessed for all entities. The amendments include: (i) eliminating the scope exception for qualifying special-purpose entities, (ii) eliminating the quantitative model for determining which party should consolidate and replacing it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (iii) requiring a company to continually reassessed whether it should consolidate an entity subject to FIN 46(R), (iv) requiring an assessment of whether an entity is subject to the standard due to a troubled debt restructuring and (v) requiring extensive new disclosures. SFAS 167 is effective for a company’s first reporting period beginning after November 15, 2009. We are currently evaluating the impact this statement will have on our financial position, results of operations and disclosures.
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
In December 2008, the CINIF issued five new standards that became effective as of January 1, 2009, as follows:
NIF B-7, “Business Acquisitions,” replaces the previous Mexican FRS Bulletin B-7, “Business Acquisitions,” and confirms the use of the purchase method for recognition of business acquisitions. The purchase method under the provisions of NIF B-7 is based on (i) identifying that a business is being acquired; (ii) identifying the acquiring entity; (iii) determining the acquisition date; (iv) recognizing identifiable assets, assumed liabilities and non-controlling interests in the acquired business; (v) a valuation at fair value of the consideration paid for the acquired business; and (vi) recognizing a related goodwill or, in certain instances, an excess of acquired net assets over purchase price. The provisions of NIF B-7 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF B-8, “Consolidated or Combined Financial Statements,” replaces the previous Mexican FRS Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares.” NIF B-8 defines a special purpose entity (“SPE”) and establishes that a SPE should be considered a subsidiary of an entity if such entity exercises control over the SPE. NIF B-8 requires that existing voting rights, which can be exercised or converted by an entity, be considered when analyzing if control is exercised by such entity. NIF B-8 introduces new terminology for majority and minority interests: controlling and noncontrolling interests, respectively. NIF B-8 also requires that a valuation of a noncontrolling interest in financial statements be determined based on the fair value of net assets of the subsidiary and related goodwill at the time of acquisition. The provisions of NIF B-8 are not expected to have a significant effect on the Group’s consolidated financial statements.

NIF C-7, “Investments in Associates and Other Permanent Investments,” replaces the applicable provisions in previous Mexican FRS Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares.” NIF C-7 establishes that an associate is an entity or SPE, on which other entity exercises a significant influence, as defined, and is accounted for by applying the equity method. NIF C-7 requires that existing voting rights, which can be exercised or converted by an entity, be considered when analyzing if significant influence is exercised by such entity. NIF C-7 also establishes a specific procedure and a limit for recognizing losses incurred by an associate. The provisions of NIF C-7 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF C-8, “Intangible Assets,” replaces the previous Mexican FRS Bulletin C-8, “Intangible Assets” and includes certain new provisions including principally: (i) intangible assets are defined as those identifiable non-monetary assets, without physical substance, which are able to generate future economic benefits controlled by an entity; (ii) intangible assets are to be first measured at acquisition cost, as they may be individually acquired, acquired as a part of a business acquisition or internally generated; (iii) subsequent payments in connection with in-progress research and development projects are to be expensed if they are related to the research phase or capitalized if certain criteria is met: (iv) guidance on the accounting treatment for exchange of intangible assets; (v) a consideration that intangible assets may have a useful life over 20 years; and (vi) a new concept of preoperating costs is introduced. The provisions of NIF C-8 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF D-8, “Share-based Payments,” requires the recognition of an incurred cost or expense, either in income or as a capitalized item and its related effect in liabilities or stockholders’ equity, for share-based payments, including those share options granted to employees. NIF D-8 substitutes the guidelines provided by IFRS 2, “Share-based payment,” which were applied by the Group on a supplementary basis through December 31, 2008, as required by Mexican FRS. The provisions of NIF D-8 are not expected to have a significant effect on the Group’s consolidated financial statements.
Critical Accounting Policies
We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involve complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, and deferred income taxes. For a full description of these and other accounting policies, see Note 1 and Note 23 to our year-end financial statements.`
Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia and Europe. Under Mexican FRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in the year of its initial broadcast and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our year-end financial statements.
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
Goodwill and Other Indefinite-lived Intangible Assets. We assess our goodwill and other indefinite-lived intangible assets for impairment using fair value measurement techniques under Mexican FRS. Mexican FRS does not require a two-step impairment evaluation process for goodwill but rather, a direct comparison of fair value to carrying value.
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
A hypothetical ten percent decrease in the expected cash flows would not result in an impairment of goodwill, and therefore, would not impact our financial position. This sensitivity analysis does not represent management’s expectations of the changes in expected cash flows, but is provided as a hypothetical scenario to assess the sensitivity of the impairment of goodwill to changes in expected cash flows.
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
Financial Instruments Measured at Fair Value. Under Mexican FRS, the fair value of financial instruments is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities and derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use matrix or model pricing to determine an appropriate fair value. In determining fair values, we consider various factors, including time value, volatility factors and underlying options, warrants and derivatives.
The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices. When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variable terms of the instruments and the credit risk and in defining the applicable interest rate to discount those cash flows.
As of December 31, 2008, our derivatives that were fair valued using discounted cash flows techniques amounted to Ps.1,758,498.
For a further discussion on the effect of a change in interest rates and foreign exchange rates on our derivatives portfolio see “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.
Fair Value. We adopted the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.
SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities) and
•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
In February 2008, the FASB approved FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), that permits companies to partially defer the effective date of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP FAS 157-2 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP FAS 157-2, we have decided to defer the adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in our financial statements on a nonrecurring basis.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. Our fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.
All fair value adjustments at December 31, 2008 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, we separate our financial instruments into two categories: temporary investments and derivative financial instruments. Fair values as of December 31, 2008 were calculated as follows:

	U.S. GAAP		Quoted prices in		Internal models		Internal models
	Balance at		active markets		with significant		with significant
	December 31,		for identical		observable		unobservable
	2008		assets (Level 1)		inputs (Level 2)		inputs (Level 3)
Assets:
Temporary investments	Ps.	8,321,286	Ps.	7,407,689	Ps.	913,597	Ps.	—
Derivative financial instruments		2,363,148		—		2,363,148		—
Total	Ps.	10,684,434	Ps.	7,407,689	Ps.	3,276,745	Ps.	—

Liabilities
Derivative financial instruments	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—
Total	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—
Temporary Investments. Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock and other financial instruments denominated in U.S. dollars and Mexican Pesos. See Note 1(d) to our year-end financial statements.
Our temporary investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include mostly fixed short-term deposits, equities and corporate fixed income securities denominated in U.S. dollars and Mexican Pesos. Such instruments are classified in Level 1 or Level 2 depending on the observability of the significant inputs.
For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. Such instruments are classified in Level 2.
Derivative Financial Instruments. Derivative financial instruments include swaps, forwards and options. See Note 9 to our year-end financial statements.
Our derivative portfolio is entirely over-the-counter (OTC). Our derivatives are valued using industry standard valuation models; projecting the Group’s future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.
When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.
There were no recurring liabilities measured at fair value in our consolidated financial statements as of December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133 to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Group as of January 1, 2008. We have not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS 159 has not impacted our results of operations and financial position.
Liquidity, Foreign Exchange and Capital Resources
Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2008, December 31, 2007, and December 31, 2006, we had received Ps.16,881.6 million (nominal), Ps.16,085.0 million (nominal) and Ps.15,946.0 million (nominal), respectively, of advertising deposits for television advertising during 2009, 2008 and 2007, respectively, representing U.S.$1.2 billion, U.S.$1.5 billion, and U.S.$1.5 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2008, represented a 5.0% (nominal) increase, or 4.0% increase in real terms, as compared to year-end 2007, and deposits as of December 31, 2007, represented a 0.9% (nominal) increase, or 3.2% decrease in real terms, as compared to year-end 2006. Approximately 67.8%, 67.9% and 61.9% of the advanced payment deposits as of each of December 31, 2008, December 31, 2007, and December 31, 2006, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2008 was 4.0 months, and at December 31, 2007 and December 31, 2006, was 3.6 months.
Effective January 1, 2008, Mexican FRS requires a statement of cash flows in place of a statement of changes in financial position as part of a full set of financial statements. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. Since a restatement of prior years’ financials is not required by Mexican FRS, we present consolidated statements of changes in financial position for the years ended December 31, 2006 and 2007, and consolidated statements of cash flows for the year ended December 31, 2008. Accordingly, the financial information in 2008 is not directly comparable to the financial information from prior years.
During the year ended December 31, 2008, we had a net increase in cash and cash equivalents of Ps.9,626.5 million, which included cash and cash equivalents of Ps.483.9 million of Cablemás upon consolidation of this subsidiary into our financial reports as of June 2008, as compared to a net increase in cash and cash equivalents of Ps.10,018.2 million during the year ended December 31, 2007 which included cash and cash equivalents of Ps.138.3 million of Bestel upon acquisition of this business in December 2007.
Net cash provided by operating activities for the year ended December 31, 2008, amounted to Ps.22,257.8 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.4,311.1 million; net unrealized foreign exchange loss of Ps.4,982.0 million; interest expense of Ps.2,529.2 million; and equity in losses of affiliates of Ps.1,049.9 million. Income taxes paid for the year ended December 31, 2008 amounted to Ps.2,657.5 million.
Net cash used for investing activities for the year ended December 31, 2008, amounted to Ps.11,361.5 million, and was primarily used for investments in property, plant and equipment of Ps.5,191.4 million; temporary investments of Ps.3,685.3 million; investments of Ps.1,982.1 million; and investments in goodwill and other intangible assets of Ps.1,489.2 million; which effect was partially offset by cash provided by a disposition of held-to-maturity investments of Ps.875.0 million.
Net cash used for financing activities for the year ended December 31, 2008, amounted to Ps.1,885.5 million, and was primarily used for dividends and repurchase of capital stock of Ps.3,342.5 million; interest paid of Ps.2,407.2 million; prepayment and repayment of debt and lease payments of Ps.700.6 million; derivative financial instruments of Ps.346.1 million; and dividends to minority interests of Ps.332.0 million; which effect was partially offset by cash provided by the issuance of 6.0% Senior Notes due 2018 of Ps.5,241.6 million.

We expect to fund our operating cash needs during 2009, other than cash needs in connection with any potential investments and acquisitions, through a combination of financing, cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2009 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2009 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
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
Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
During 2009, we expect to:
•
make aggregate capital expenditures for property, plant and equipment totaling U.S.$500 million, of which U.S.$220 million, U.S.$145 million and U.S.$35 million are for the expansion and improvements of our Cable and Telecom, Sky and Gaming businesses, respectively, and the remaining U.S.$100 million is for our Television Broadcasting and other businesses; and

•	make investments related to our 40% interest in La Sexta for an aggregate amount of €41.4 million.
During 2008, we:
•
made aggregate capital expenditures totaling U.S.$478.8 million, of which U.S.$183.3 million, U.S.$114 million and U.S.$39.6 million correspond to our Cable and Telecom, Sky and Gaming businesses, respectively, and U.S.$141.9 million to our Television Broadcasting and other businesses;

•	made investments related to our 40% interest in La Sexta for an aggregate amount of €44.4 million (U.S.$63.4 million); and
•	made investments in Cablemás, for an aggregate amount of U.S.$100.0 million, in Spot Runner, for an aggregate amount of U.S.$25.0 million, and in Volaris, for an aggregate amount of U.S.$12.0 million.

During 2007, we:
•
made aggregate capital expenditures totaling U.S.$355.1 million, including U.S.$78.7 million for our Cable and Telecom segment, U.S.$122.3 million for Sky, U.S.$41.4 million for gaming, and U.S.$112.7 million in our Television Broadcasting and other businesses;

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

Refinancings. In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used by us to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan. For a description of the terms of the Ps.1,162.5 million long-term credit agreement, see “— Indebtedness” below. In May 2009, the Company repaid this loan at its original maturity in the principal amount of Ps.1,162.5 million. See Note 24 to our year-end financial statements.
In October 2004, we entered into a seven and one-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. Net proceeds of this loan were used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount of 8 5/8% Senior Notes due in August 2005.
In March 2005, we issued U.S.$400.0 million aggregate principal amount of 6.625% Senior Notes due 2025. We applied the net proceeds from this issuance, as well as cash on hand, to fund our tender offers for any or all or our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. For a description of our 6.625% Senior Notes due 2025, see “— Indebtedness” below.
In May 2005, we reopened our 6.625% Senior Notes due 2025 for an additional U.S.$200.0 million for an aggregate principal amount of U.S.$600.0 million of 6.625% Senior Notes due 2025 outstanding.
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
In May 2008, we issued U.S.$500.0 million Senior Notes due 2018. We used the net proceeds from the issuance for general corporate purposes, including to repay outstanding indebtedness and repurchase our shares, among other uses, in each case, subject to market conditions and other factors.
Indebtedness. As of December 31, 2008, our consolidated long-term portion of debt amounted to Ps.38,963.1 million, and our consolidated current portion of debt was Ps.2,283.2 million. As of December 31, 2007, our consolidated long-term portion of debt amounted to Ps.25,795.8 million, and our consolidated current portion of debt was Ps.488.6 million. As of December 31, 2006, our consolidated long-term portion of debt amounted to Ps.19,487.7 million, and our consolidated current portion of debt was Ps.1,023.5 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2008, on a historical, actual basis. Information in the following table is presented in millions of Pesos as of December 31, 2008:

	Debt Outstanding(1)
	December 31,
	2008	Interest		Maturity
Description of Debt	Actual	Rate(2)	Denomination	of Debt
Long-term debt
8% Senior Notes(2)	995.8	8.0%	U.S. Dollars	2011
6% Senior Notes(2)	6,920.0	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	4,152.0	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	8,304.0	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,500.0	8.49%	Pesos	2037
9.375% Senior Notes(3)	2,417.8	9.375%	U.S. Dollars	2015
JPMorgan Chase Bank, N.A. loan(4)	3,114.0	2.088%	U.S. Dollars	2012
JPMorgan Chase Bank, N.A. loan(4)	692.0	3.750%	U.S. Dollars	2012
Inbursa, S.A. loan due 2009(5)	1,162.5	9.700%	Pesos	2009
Inbursa, S.A. loan due 2010 and 2012(5)	2,000.0	10.35%	Pesos	2010 and 2012
Santander Serfin loan 2016(5)	1,400.0	8.98%	Pesos	2016
Banamex loan due 2016(5)	2,100.0	8.74%	Pesos	2016
Other debt(6)	1,205.0	6.03%	Various	2009-2022

Total debt (including current maturities)	38,963.1	—	—	12.6	(7)
Less: current maturities	2,283.2	—	Various	December 2009

Total long-term debt	36,679.9

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.13.84 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2008.

(2)
These Senior Notes due 2011, 2018, 2025, 2032 and 2037, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million and Ps.4,500,000, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032 and 2037, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94% and 8.93% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025 and 2037, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018 and 2032 were priced at 98.793%, 99.280% and 99.431%, respectively, for a yield to maturity of 8.179%, 6.097% and 8.553%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the SEC.

(3)
These U.S.$174.7 million Senior Guaranteed Notes are unsecured obligations of Cablemás and its restricted subsidiaries and are guaranteed by such restricted subsidiaries, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Cablemás and its restricted subsidiaries, and are junior in right of payment to all of the existing and future secured indebtedness of Cablemás and its restricted subsidiaries to the extent of the value of the assets securing such indebtedness, interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.858%, and is payable semi-annually. Cablemás may redeem these Senior Notes, in whole or in part, at any time up before November 15, 2010, at redemption prices plus accrued and unpaid interest. The agreement of these Senior Notes contains covenants relating to Cablemás and its restricted subsidiaries, including covenants with respect to limitations on indebtedness, payments, dividends, investments, sale of assets, and certain mergers and consolidations. In July 2008, Cablemás prepaid a portion of these Senior Notes in the principal amount of U:S.$0.3 million in connection with a tender offer to purchase these Senior Notes at a purchase price of 101% plus related accrued and unpaid interest.

(4)
In December 2007, Empresas Cablevisión and Cablemás entered into a 5-year term loan facilities with a U.S. bank in the aggregate principal amount of U.S.$225 million and U.S.$50 million, respectively, in connection with the financing for the acquisition of Bestel. Annual interest on these loan facilities is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.475% to 0.800% depending on a leverage ratio. At December 31, 2008, the applicable leverage ratio for Empresas Cablevisión and Cablemás was 0.525% and 0.600%, respectively. Under the terms of the loan facilities, Empresas Cablevisión and its subsidiaries and Cablemás and its subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(5)
Includes in 2008, outstanding balance of long-term loans in the principal amount of Ps.2,000,000 and, Ps.1,162,460, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities from 2009 through 2012. Interest on these loans is, in a range of 8.925% to 10.350% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. The balance in 2008 also includes two 10-year loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500,000. This 10-year Sky indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years ending in March and April 2009, respectively, and the Mexican interbank interest rate of “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(6)
Includes Ps. 1,107,200 in connection with a non-interest bearing promissory note in the principal amount of U.S.$80 million with a maturity date of August 2009, which amount was originally recognized by the Group, and guaranteed by the Company, as a long-term liability in connection with the acquisition of Bestel in December 2007. In 2008, this liability was replaced under similar terms by a U.S.$80 million non-interest bearing promissory note payable to a foreign financial institution. In March 2009, the Company entered into a purchase agreement with the holder of the promissory note. Includes notes payables to banks, bearing annual interest rates ranging from 1.25 to 1.50 basis points above LIBOR. The maturities of these notes are between 2009 and 2022.

(7)	Actual weighted average maturity of long-term debt as of December 31, 2008.
Interest Expense. Interest expense for the years ended December 31, 2006, 2007 and 2008 was Ps.2,010.4 million, Ps.2,177.0 million and Ps.2,816.4 million, respectively.
The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Mexican Pesos):

	Year Ended December 31,(1)(2)
	2006		2007		2008
Interest payable in U.S. Dollars	U.S.$	95.6	U.S.$	87.2	U.S.$	124.4
Amounts currently payable under Mexican withholding taxes(3)		4.2		3.7		4.6

Total interest payable in U.S. Dollars	U.S.$	99.8	U.S.$	90.9	U.S.$	129.0

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,156.4	Ps.	1,014.4	Ps.	1,432.7
Interest payable in Pesos		812.7		1,149.6		1,383.7
Restatement of UDI-denominated Notes Due 2007		41.3		13.0		—

Total interest expense	Ps.	2,010.4	Ps.	2,177.0	Ps.	2,816.4

(1)
U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period, and the Peso amounts for the years ended December 31, 2006 and 2007 were restated to Pesos in purchasing power as of December 31, 2007. We discontinued recognizing the effects of inflation in financial information effective January 1, 2008.

(2)
Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps. Interest expense in these periods also includes gains or losses from related derivative instruments

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Guarantees. We guarantee our proportionate share of our DTH joint ventures’ minimum commitments for use on PanAmSat (now Intelsat Corporation) IS-9 satellite’s transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of U.S.$80.8 million as of December 31, 2008, related to Innova. In October 2005, in a series of related transactions, we disposed of our 30% interest in Techco and were released of any obligation in connection with a guarantee granted by us in respect of certain of Techco’s indebtedness.
In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation on satellite 1S-9 (formerly PAS-9) guaranteed by us was adjusted from 51.0% to 52.8%. In April 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Major Stockholders and Related Party Transactions — Related Party Transactions”, “Information on the Company — Business Overview— DTH Joint Ventures” and Note 11 to our year-end financial statements.
Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations on the balance sheet as of December 31, 2008 (these amounts do not include interest):

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After
			January 1,		January 1,		January 1,		60 Months
			2009 to		2010 to		2012 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2009		2011		2013		2013
	(Thousands of U.S. Dollars)
8% Senior Notes due 2011	U.S.$	71,951	U.S.$	—	U.S.$	71,951	U.S.$	—	U.S.$	—
8.5% Senior Notes due 2032		300,000								300,000
6.625% Senior Notes due 2025		600,000								600,000
8.49% Senior Notes due 2037		325,145								325,145
8.625% Senior Notes due 2018		500,000								500,000
9.375% Senior Notes due 2015		174,700								174,700
Inbursa loan due 2009		83,993		83,993
Inbursa loan due 2010 and 2012		144,509				72,254		72,255
JPMorgan Chase Bank, N.A. loan due 2012		225,000						225,000
JPMorgan Chase Bank, N.A. loan due 2012		50,000						50,000
Credit Suisse due 2009		80,000		80,000
Santander Serfin loan due 2016		101,156								101,156
Banamex loan due 2016		151,734								151,734
Other debt		7,062		976		3,471		329		2,286

Long-term debt		2,815,250		164,969		147,676		347,584		2,155,021
Accrued interest		31,776		31,776
Satellite transponder obligation		94,773		10,029		23,855		29,992		30,897
Transmission rights(1)		291,443		73,214		87,372		87,957		42,900

Total contractual obligations	U.S.$	3,233,242	U.S.$	279,988	U.S.$	258,903	U.S.$	465,533	U.S.$	2,228,818

(1)
This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet
The following table summarizes our contractual obligations off the balance sheet as of December 31, 2008:

	Payments Due by Period
		Less Than
		12 Months	12-36 Months	36-60 Months	After 60
		January 1,	January 1,	January 1,	Months
		2009 to	2010 to	2012 to	Subsequent to
		December 31,	December 31,	December 31,	December 31,
	Total	2009	2011	2013	2013
	(Thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S.$37,570	U.S.$11,726	U.S.$12,118	U.S.$7,500	U.S.$6,226
Agreement with Intelsat Corporation(2)	147,900	—	141,300	3,600	3,000
Capital expenditures commitments(3)	18,780	18,780	—	—	—
Lease commitments(4)	56,725	17,160	23,555	5,481	10,529
Interest on debt(5)	2,619,267	159,870	358,272	331,438	1,769,687
Interest on satellite transponder obligation	41,319	10,370	16,946	10,810	3,193
Other(6)	79,939	57,858	22,081	—	—

Total contractual obligations	U.S.$3,001,500	U.S.$275,764	U.S.$574,272	U.S.$358,829	U.S.$1,792,635

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)	Agreement of Sky and Sky Brasil with Intelsat Corporation to build and launch a new 24-transponder satellite in the first semester of 2010. See Note 11 to our year-end financial statements.

(3)	Our commitments for capital expenditures include U.S.$5,988, which are related to improvements to leasehold facilities of our gaming operations.

(4)
Our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 11 to our year-end financial statements.

(5)	Interest to be paid in future years on outstanding debt as of December 31, 2008, was estimated based on contractual interest rates and exchange rates as of that date.

(6)
We have commitments of capital contributions in 2009 and 2010, subject to certain conditions, related to our 40% equity interest in La Sexta in the aggregate amount of €41.4 million (U.S.$57,858 million) and €15.8 million (U.S.$22,081 million), respectively.

Item 6. Directors, Senior Management and Employees
Board of Directors
The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 30, 2009 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A.	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Grupo Modelo, S.A.B. de C.V.	April 1997

Pedro Carlos Aspe Armella (07/07/50)	Co-Chairman of Evercore Partners Partners	Member of the Board of The McGraw-Hill Companies	April 2003

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary to the Audit and Corporate Practices Committee of Grupo Televisa and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television, Vice President of Operations	April 1998

Alberto Bailléres González (08/22/31)	President of Grupo Bal, S.A. de C.V.	Member of the Boards of Industrias Peñoles, Grupo Nacional Provincial, Grupo Profuturo, GNP Afore, GNP Pensiones, Valores Mexicanos, Casa de Bolsa, Grupo Palacio de Hierro, BBVA Bancomer, Fomento Económico Mexicano, Grupo Kuo, Grupo Dine and President of the Board of Governors of ITAM	April 2004

Francisco José Chévez Robelo (07/03/29)	Retired Partner of Chévez, Ruiz, Zamarripa y Cía., S.C. and Chairman of the Audit and Corporate Practices Committee of Grupo Televisa and Empresas Cablevisión, S.A.B. de C.V.	Member of the Board of Empresas Cablevisión, S.A.B. de C.V. and former Partner of Chévez, Ruíz, Zamarripa y Cía., S.C.	April 2003

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Manuel Jorge Cutillas Covani (03/01/32)	Former President and Chief Executive Officer of Grupo Bacardi Limited	Member of the Board of Bacardi Limited and former Chairman of the Board of Grupo Bacardi Limited	April 1992

José Antonio Fernández Carbajal (2/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano, S.A.B. de C.V. and Coca-Cola FEMSA, S.A.B. de C.V.	Vice Chairman of the Board of ITESM and member of the Boards of Grupo Financiero BBVA Bancomer, Industrias Peñoles, Grupo Industrial Bimbo, CEMEX, Controladora Vuela Compañía de Aviación and Chairman of the Advisory Board México of the Woodrow Wilson Center and México Institute Co.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, S.A.B. de C.V., Member of the Board and Partner of Fnaccess México, S.A.B. de C.V., Partner and Chief Executive Officer of Tendora San Carlos, S.A. de C.V.	Member of the Boards of Emerson Electric Co, Grupo Financiero, Santander, S.A.B. de C.V. and Anheuser-Busch Companies, Inc.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former President of the Mexican Chamber of Television and Radio Broadcasters and Deputy to the President of Grupo Televisa	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México, S.A.B. de C.V.	Member of the Boards of Grupo Alfa, Grupo Carso, Grupo Mexico, Investment Company of America, Grupo Inbrusa and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México, S.A.	Member of the Boards of Grupo Financiero Banamex Accival, Citigroup, Inc., and Grupo Industrial Maseca, S.A. de C.V.	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros, y Videos, S.A. de C.V. and of Editorial Vuelta, S.A. de C.V.	Member and Chairman of the Boards of Editorial Clío, Libros y Videos, S.A. de C.V. and of Quadrant, S.A. de C.V. and President of the Board of Directors of Productora Contadero, S.A. de C.V.	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board, President and Chief Executive Officer of Grupo México, S.A.B. de C.V.	Chairman of the Board of Southern Copper Corporation and Grupo Ferroviario Mexicano, S.A. de C.V.	April 1999

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Chairman of Western Asset Claymore Inflation Linked Securities & Income Fund and Western Asset/Claymore Inflation Linked Opportunities Fund; Director of Hamilton Lane Advisors, LLC and Pan American Silver Corp.	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/1965)	Chief Executive Officer, member of the Board and President of the Executive Committee of Empresas Polar	Member of the Boards of Universidad Metropolitana, Group of Fifty (G-50), the MIT Dean’s Advisory Council, the World Economic Forum, the Young Global Leaders and an Ashoka fellow; Former member of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial.	April 2009

Alejandro Jesus Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, S.A. de C.V., Dine, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V.	Member of the Boards of Grupo Alfa, Grupo Carso, Kimberly-Clark de México and Industrias Peñoles	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alternate Directors:
In alphabetical order: Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, Former Legal Director of Grupo Televisa.	April 2000

Rafael Carabias Príncipe (11/13/44)	Chief Financial Officer of Gestora de Inversiones Audiovisuales La Sexta, S.A.	Former Member of the Boards of Promecap, S.C. and Grupo Financiero del Sureste, S.A., former Director of Corporate Finance of Scotiabank Inverlat, S.A. and former Vice President of Administration of Grupo Televisa	April 1999

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Member of the Boards of Directors of Sport City Universidad, S.A. de C.V., Club de Golf Los Encinos, S.A. and Global Assurance Brokers Agente de Seguros de Fianzas, S.A. de C.V.	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	Vice President of News of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C.	April 2000

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión, S.A.B. de C.V.	Former Tax Vice President of Grupo Televisa and Former Tax Director of Wal-Mart de México, S.A.B. de C.V.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C.	April 2002

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

•	individuals who have significant influence over our decision making processes;
•	controlling stockholders, in our case, the beneficiary of the Azcárraga Trust;
•	partners or employees of any company which provides advisory services to us or any company that is part of the same economic group as we are and that receives 10% or more of its income from us;
•	significant clients, suppliers, debtors or creditors, or members of the Board or executive officers of any such entities; or
•	spouses, family relatives up to the fourth degree, or cohabitants of any of the aforementioned individuals.
Our bylaws prohibit the appointment of individuals to our Board of Directors who: (i) are members of the board of directors or other management boards of a company (other than the Company or its subsidiaries) that has one or more concessions to operate telecommunication networks in Mexico; or (ii) directly or indirectly, are shareholders or partners of companies (other than the Company or its subsidiaries), that have one or more concessions to operate telecommunication networks in Mexico, with the exception of ownership stakes that do not allow such individuals to appoint one or more members of the management board or any other operation or decision making board.
Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 30, 2009 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30 day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2009 annual stockholders’ special and general meetings, which were held on April 30, 2009.
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
•
with input from the Audit and Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions; (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; and (vi) accounting policies within Mexican FRS;

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

Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was elected at our ordinary stockholders’ meetings held in April 2007 and 2008, and in our latest annual shareholders meeting held on April 30, 2009. The other members were elected at our Board of Directors Meetings held on October 27, 2006 and April 30, 2009. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and the board of directors appoints the remaining members.
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
The Chairman of the Audit and Corporate Practices Committee, shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include, among other things (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, (vii) compliance with stockholders’ and directors’ resolutions, (viii) observations with respect to relevant directors and officers, (ix) the transactions entered into with related parties and (x) the remunerations paid to directors and officers.
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
Executive Officers
The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México, S.A.	March 1997

In alphabetical order: Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Grupo Modelo, S.A.B. de C.V.	January 2004

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional	Former Private Investor in Promoción y Programación de la Provincia, S.A. de C.V., Promoción y Programación del Valle de Lerma, S.A. de C.V., Promoción y Programación del Sureste, S.A. de C.V., Teleimagen Profesional del Centro, S.A. de C.V. and Estrategia Satélite, S.C.	January 1993

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Technical Operations, Services & Television Production of Grupo Televisa	Former Vice President of Operations — Televisa Chapultepec, former Vice President of Administration — Televisa San Angel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television, Vice President of Operations	November 2008 April 1999

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión	Former Chief Executive Officer of Pay Television Networks of Grupo Televisa and former Technical and Operations Director of Pay Television Networks of Grupo Televisa	February 2003

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy to the President of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Eduardo Michelsen Delgado (03/03/71)	Chief Executive Officer and Vice President of Televisa Publishing & Interactive Media	Former Chief Executive Officer of Editorial Televisa International, former Vice President of Editorial Televisa Mexico, Former Vice President of Operations of Editorial Televisa International, former Chief Executive Officer of Grupo Semana and former Project Director for McKinsey & Co., Partner and Council Member of PSC Profit Supply Center LLC and Operadora de Servicios Mega, S.A. de C.V.	January 2008

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Televisa	March 1992

Alejandro Jesus Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	January 1998

Francisco Javier Mérida Guzmán (07/31/67)	Chief Executive Officer of Sistema Radiópolis	Former Chief Executive Officer and National Sales Manager of Cadena SER Málaga	September 2006

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer Corporación Novavision	Former Vice President of Corporate Finance of Grupo Televisa and former Managing Director of JPMorgan Chase Bank, N.A.	January 2004

Compensation of Directors and Officers
For the year ended December 31, 2008, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps.455 million (U.S.$32.9 million using the Interbank Rate, as reported by Banamex, as of December 31, 2008).
We made Ps.75 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2008. Projected benefit obligations as of December 31, 2008 were approximately Ps.98 million.
In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long-Term Retention Plan. See “— Stock Purchase Plan” and "— Long-Term Retention Plan” below.
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

Pursuant to the related conditional sale agreements, rights to approximately 0.7 million vested in March 2007, 7.1 million vested in July 2007, 0.1 million vested in February 2008, and 0.7 million vested in March 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan special purpose trust. See Notes 12 and 23 to our year-end financial statements.
In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2008, approximately 77.2 million stock purchase plan CPOs transferred to employee plan participants, have been sold in open market transactions. Additional sales took place during the three-months ended March 31, 2009, and will continue to take place during or after 2009.
Long-Term Retention Plan
At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, which supplements our existing stock purchase plan. At the meeting, our stockholders also authorized the issuance of A Shares in an aggregate amount of up to 4.5% of our capital stock at the time the A Shares are issued, a portion of the 8% of our capital stock previously authorized by our stockholders for these plans, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. One of these special purpose trusts currently owns approximately 144.6 million CPOs or CPO equivalents, of which approximately 51% are in the form of CPOs and the remaining 49% are in the form of A, B, D and L Shares. During 2006, approximately 9.7 million CPOs were early vested. During January 2008 and 2009, approximately 12.1 and 11.7 million CPOs were vested respectively. We estimate that the remaining CPOs and CPOs equivalents will become granted and/or vested in periods between 2009 and 2023. Pursuant to our Long-Term Retention Plan, we may grant eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our stockholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market. As of December 31, 2008 approximately 11.9 million Long-Term Retention Plan CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2009.
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
As of May 2007, awards under the Long-Term Retention Plan have been granted or reserved with respect to approximately 51.3 million CPOs or CPO equivalents, either in the form of CPOs or Shares, of which rights with respect to approximately 37.7 million CPOs or CPO equivalents shall vest between 2008 and 2010 at a price of approximately Ps.13.45 per CPO and rights with respect to approximately 6 million CPOs or CPO equivalents shall vest between 2010 and 2012 as described in the above paragraph at a weighted-average price of approximately Ps.56.93 per CPO. As of May 2009, the remaining 4.8 million CPOs or CPO equivalents may be exercised at a price of approximately Ps.28.05 per CPO in periods that commenced in 2013 and will end in 2023 (in certain cases, adjusted upwards by a specified percentage similar to the interest rate generated by government liquid securities). Pursuant to the resolutions adopted by our stockholders’ meeting, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.

At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. The price at which the CPOs will be transferred to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are transferred, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are assigned and less dividends, operating income before depreciation and amortization, or OIBDA (including OIBDA affected by acquisitions) and liquidity discounts, among others.
Share Ownership of Directors and Officers
Share ownership of our directors, alternate directors and executive officers is set forth in the table under “Major Stockholders and Related Party Transactions — Related Party Transactions”. Except as set forth in such table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.
Employees and Labor Relations
The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2008:

	Year Ended December 31,
	2006	2007	2008
Total number of employees	16,205	17,810	22,528
Category of activity:
Employees	16,170	17,777	22,488
Executives	35	33	40
Geographic location:
Mexico	14,629	15,871	20,571
Latin America (other than Mexico)	1,131	1,473	1,529
U.S	437	466	428
Other Countries	8	0	0
As of December 31, 2006, 2007 and 2008, approximately 41%, 39% and 35% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7. Major Stockholders and Related Party Transactions
The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2009. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	44.2%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.4%
Inbursa Trust(4)	1,657,549,900	1.4%	1,458,643,912	2.6%	2,320,569,860	2.7%	2,320,569,860	2.7%	2.2%
Dodge & Cox, Inc.(5)	4,015,136,500	3.3%	3,533,320,120	6.3%	5,621,191,100	6.6%	5,621,191,100	6.6%	5.4%
Davis Selected Advisers(6)	3,401,313,750	2.8%	2,993,156,100	5.3%	4,761,839,250	5.6%	4,761,839,250	5.6%	4.6%
Cascade Investment, LLC(7)	2,645,050,000	2.2%	2,327,644,000	4.2%	3,703,070,000	4.3%	3,703,070,000	4.3%	3.6%
Oppenheimer Funds, Inc.(8)	2,546,551,875	2.1%	2,240,965,650	4.0%	3,565,172,625	4.2%	3,565,172,625	4.2%	3.4%
Total	119,874,826,425	—	55,991,635,176	—	85,327,736,865	—	85,327,736,865	—	—

(1)
Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2009. The number of shares issued and outstanding for legal purposes as of May 31, 2009 was 60,948,213,050 series A Shares, 53,634,427,484 series B Shares, 85,327,498,270 series D Shares and 85,327,498,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of May 31, 2009 was 59,121,480,075 series A Shares, 52,026,902,466 series B Shares, 82,770,072,105 series D Shares and 82,770,072,105 series L Shares in the form of CPOs, and an additional 52,915,848,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of May 31, 2009 does not include: (i) 73,069,319 CPOs and an additional 6,010,764,410 series A Shares, 2,357,021,155 series B Shares, 54 series D Shares and 54 series L Shares not in the form of CPOs acquired by the trust we created to implement our Long-Term Retention Plan. See Note 12 to our year-end financial statements.

(2)
Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)
Until June 17, 2009, a trust for the benefit of Promotora Inbursa, S.A. de C.V. an indirect subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V., or the Inbursa Trust, held 1,657,549,900 Series A Shares, 1,458,643,912 Series B Shares, 2,320,569,860 Series L Shares and 2,320,569,860 Series D Shares, all in the form of CPOs, which represented 2.2% of outstanding shares of the Company, through the Stockholder Trust. “See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries, the Inbursa Trust and the Azcárraga Trust.

(5)	Based solely on information included in the report on Form 13F filed on March 31, 2009 by Dodge & Cox.

(6)	Based solely on information included in the report on Form 13F filed on March 31, 2009 by Davis Selected Advisers, L.P.

(7)	Based solely on information included in the report on Form 13D filed on April 30, 2009 by Cascade Investment, L.L.C.

(8)	Based solely on information included in the report on Form 13F filed on March 31, 2009 by Oppenheimer Funds, Inc.
The Major Stockholders
Approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 44.2% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust.

The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.
Pursuant to Televisa’s bylaws, holders of Series B shares are entitled to elect five out of 20 members of the Board of Directors.
Because the Azcárraga Trust only holds a limited number of B Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.
Related Party Transactions
Transactions and Arrangements With Innova. In 2006, 2007 and 2008, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transaction described below. We hold a 58.7% equity interest in Innova through a consolidated joint venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our year-end financial statements). Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova.
Capital Contributions and Loans
Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico. Innova paid us Ps.683.4 million, Ps.791.4 million and Ps.713.9 million for these rights in 2006, 2007 and 2008, respectively. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.
Advertising Services. Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2006, 2007 and 2008, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps.155.6 million, Ps.176.7 million and Ps.192.1 million for advertising services in 2006, 2007 and 2008, respectively.
Guarantees. We have guaranteed a portion of Innova’s payments to Intelsat Corporation (formerly PanAmSat Corporation) for transponder services on satellite IS-9 (formerly PAS-9). Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the IS-9 satellite through September 2015. As of December 31, 2006, 2007 and 2008, we had guaranteed payments in the amount of U.S.$104.8 million, U.S.$92.8 million and U.S.$80.8 million, respectively, which represented 51% of Innova’s obligations to PanAmSat at the end of 2006 and 58.7% of Innova’s obligations to Intelsat Corporation at the end of 2007 and at the end of 2008. See “Information on the Company — Business Overview— DTH Joint Ventures”. See Note 11 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to Intelsat. We have also guaranteed 100% of Corporación Novavision, S. de R.L. de C.V.’s payment obligation under both the Ps.2.1 billion, 8.3-year bank loan with Banamex, as well as the Ps.1.4 billion, 8.3-year bank loan with Banco Santander, S.A.
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

Tax Sharing Agreement. We have a tax sharing agreement with Innova, which sets forth certain of our rights and obligations, as well as those of Innova, with respect to Innova’s liability for federal income and asset taxes imposed under Mexican tax laws. We received an authorization from Mexican tax authorities to include Innova’s results in our consolidated tax return for purposes of determining our income. Tax profits or losses obtained by Innova are consolidated with our tax profits or losses up to 100% of our percentage ownership of Innova, which is currently 58.7%. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to us an amount in respect of its federal income that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to income taxes, our direct or indirect percentage ownership of Innova’s capital stock.
For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2008, see Note 16 to our year-end financial statements and Note 9 to Innova’s year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”.
Transactions and Arrangements With Univision. In 2006, 2007 and 2008 we engaged in certain transactions with Univision. Until the March 29, 2007 acquisition of Univision, we owned 39,289,534 shares and warrants representing an approximate 11.3% equity stake in Univision, on a fully diluted basis. Upon consummation of the acquisition, all of our shares were converted into cash and our warrants were cancelled. As a result, Univision was no longer a related party. For a description of programming and other agreements between us and Univision, royalties paid to us by Univision pursuant to programming agreements, as well as our relationship with, including ownership interest in Univision, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”, “Information on the Company — Business Overview— Univision” and Note 16 to our year end financial statements.
In April 2006, we designated Ricardo Maldonado Yáñez, Secretary to our Board of Directors, as a director of Univision. As of the closing of the acquisition of Univision on March 29, 2007, we lost our right to designate a member to the board of directors of Univision. Accordingly, Ricardo Maldonado Yáñez resigned from the Univision board of directors.
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
Pursuant to a license agreement between Televisa and Vuela, we granted Vuela the right to broadcast some of our television programs in the audio and video systems installed in Vuela’s aircrafts, facilities, and vehicles. Under this license agreement, Vuela pays Televisa a monthly royalty in the amount of Ps.100,000 for Televisa content. In addition, Televisa entered into an agreement with Vuela pursuant to which Televisa sells airplane screen advertising to be aired in the audio and video systems installed in Vuela’s aircrafts. Televisa pays Vuela a monthly fixed consideration of Ps.100,000 and a variable consideration of 15% of the revenues obtained by Televisa from such airplane screen sales. During 2008, Televisa paid Vuela the amount of Ps.1,200,000 as variable consideration under such agreement. We believe that such amount is comparable to those paid to third parties in these types of transactions.
In January 2008, we entered into a lease agreement with Vuela that expired in February 28, 2009, pursuant to which Vuela leased approximately 2,000 meters of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City. Under this lease agreement, Vuela paid Televisa a monthly fixed consideration of U.S.$8,538.83 and an additional variable consideration of approximately U.S.$10,673.54 depending on the total fraction actually used by Vuela during each month. In addition in 2008, Vuela was charged a one-time fee of $U.S.25,637.50 for real estate used during the preceding 10 months in 2007. We believe that such amounts are comparable to those paid to third parties in these types of transactions.
Transactions and Arrangements with TVI. In December 2007, in connection with the acquisition of Bestel, TVI issued an interest bearing promissory note in the principal amount of U.S.$50 million with a maturity date of December 2012, in favor of JPMorgan Chase Bank, N.A. The interest rate on the promissory note is LIBOR plus the applicable margin, which is determined by the leverage ratio. On June 2, 2009, JPMorgan Chase Bank, N.A. and the Company entered into an Assignment and Assumption Agreement, whereby Grupo Televisa, S.A.B assumed from JPMorgan Chase Bank, N.A. the entire $50.0 million loan facility with TVI. TVI entered into this loan facility in December 2007, in connection with the financing of the acquisition of the majority of the assets of Bestel by our indirect majority-owned subsidiary, Cablestar. TVI holds 15.4% of the equity of Cablestar.

Transactions and Arrangements with Letseb. In December 2007, in connection with the acquisition of Bestel, Letseb issued a non-interest bearing promissory note in the principal amount of U.S.$80 million with a maturity date of August 2009, in favor of Consultoría Empresarial Segura, S.A. de C.V. or CES, which was guaranteed by the Company. In 2008, CES sold such promissory note to Credit Suisse acting through its Cayman Islands Branch or Credit Suisse, and as a result, the promissory note was replaced by a U.S.$80 million non-interest bearing promissory note payable to Credit Suisse with the same maturity date, which was also guaranteed by the Company. In March 2009, the Company entered into a purchase agreement with Credit Suisse, pursuant to which it acquired the U.S.$80 million non-interest bearing promissory note.
Transactions and Arrangements With Our Directors and Officers. In 2007, we invested Ps.55 million (approximately U.S.$5 million) in the equity of Centros de Conocimiento Tecnológico, or CCT, a company that builds, owns and operates technological schools in Mexico and in which Claudio X. Gonzalez Laporte and Carlos Fernandez Gonzalez, two of our directors, own a minority interest. We currently hold 15% of the equity of CCT.
Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees — Stock Purchase Plan” and “—Long-Term Retention Plan”.
Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders
Production Services. FV Productions, LLC., a television production company owned by Ultra Enterprises, Inc. and Ultra Enterprises II, LLC, provided, from time to time, production services as required by Televisa, S.A. de C.V. Ultra Enterprises, Inc. and Ultra Enterprises II, LLC are currently controlled by Grupo Televicentro, S.A. de C.V., or Televicentro, where Mr. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, acts as a sole stockholder. FV Productions, LLC has provided Televisa the following production services: (i) during 2006 and ending in 2007, production services for the production of a telenovela entitled “Las Dos Caras de Ana”, which consisted of 120 episodes and had a cost of U.S.$7,711,682.00; and (ii) during 2007, production services for the production of the telenovela entitled “Bajo Las Riendas del Amor”, which consists of 150 episodes and had a cost of U.S.$8,951,916. We believe that the fees paid by Televisa to FV Productions, LLC for the referred production services are comparable to those paid to third parties for these types of services. On December 31, 2008, FV Productions, LLC transferred the ownership of its production facilities in Miami to Sunny Isle LLC, a wholly owned subsidiary of the Company as payment in kind for a debt held by Sunny Isle of U.S.$4,813,885. In addition, in June 2004, Televicentro granted Televisa a call option to require Televicentro to sell and Televisa granted Televicentro a put option to require Televisa to purchase, shares representing all of the outstanding equity interest of Ultra Enterprises, Inc. owned by Televicentro or by its subsidiary TVC Holdings U.S.A., LLC at the time of exercise of the option. The options may be exercised at any time prior to June 30, 2009 for a price equal to 3.6 times the average of the operating income before depreciation and amortization of Ultra Enterprises, Inc. for the two years prior to the exercise of the option. Televisa does not intend to exercise its call option and has not received any notice from Televicentro expressing its intent to exercise its put option.
Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2006, 2007 and 2008 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. has provided us with such services in 2008, and we expect to continue these arrangements through 2009.
Distribution Services. Until 2007, Intermex, our subsidiary, distributed magazines edited and produced by Compañía Editorial Cinemania, S.A. de C.V., a company in which the brother-in-law of Emilio Azcárraga Jean had at that time a 30% participation. Compañía Editorial Cinemania, S.A. de C.V. paid Intermex 42% of the net sales of the magazines, based on the sale price of the magazines. We believe that such percentage was comparable to those paid to third parties in this type of transaction.
Loans from Banamex. From time to time in the past and in 2006, 2007 and 2008, Banamex made loans to us, Televicentro and several other of our affiliates and we expect that this will continue to be the case in the future. These loans were made to us, Televicentro and our affiliates, including Innova and its subsidiary, Corporación Novavisión, S. de R.L. de C.V., on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the Board of Banamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Treviño, a former director, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services. Two of our directors, Alfonso de Angoitia Noriega and Carlos Fernández González, are members of the Board of, as well as in the case of Mr. Fernández, stockholder of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer and Chairman of the board of directors of Grupo Modelo. Alfonso de Angoitia Noriega also serves as the Chairman of the Finance Committee of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2006, 2007 and 2008, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
During 2007 and 2008, Editorial Televisa, our subsidiary, entered into advertising agreements with Comercializadora IMU, S.A. de C.V., or IMU, a company controlled by the brother-in-law of Emilio Azcárraga Jean, whereby IMU provides advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa, at billboards installed at bus stops and Editorial Televisa promotes IMU’s products and/or services in the magazines it publishes. Under such agreement, Editorial Televisa paid IMU Ps.4.4 million and Ps.111,650.0 for such services in 2007 and 2008, respectively and IMU paid Televisa Ps.4.4 million and Ps.111,650.0 for such services in 2007 and 2008, respectively. In addition, Editorial Televisa and IMU entered into separate advertising services agreements in 2007 and 2008, whereby IMU provided advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa at billboards installed at bus stops. Editorial Televisa paid Ps. 4.4 million and Ps. 4.4 million for such services in 2007 and 2008, respectively. We believe that the terms and conditions of these advertising agreements are on arm’s length basis.
Several other members of our current Board serve as members of the Boards and/or stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2006, 2007 and 2008, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V. and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo, S.A. de C.V. and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V., Radar Servicios Especializados de Mercadotecnia, S.A. de C.V. and TV Promo International, Inc. (jointly, Grupo TV Promo) have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V. and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2007 and 2008, Grupo TV Promo purchased unsold advertising from Televisa for a total Ps.189.9 million and Ps.234.3 million, respectively.
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
Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as indirect stockholder. During 2007 and 2008, Televisa and the aforementioned affiliates, paid Maximedios the amount of Ps.49.6 million and Ps.8.7 million, respectively, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.

Legal and Advisory Services. During 2006, 2007 and 2008, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. See Note 16 to our year-end financial statements.
Sale of Property. During 2006, 2007 and 2008, Maximiliano Arteaga Carlebach, Vice President of Operations of Televisa, purchased from Televisa three lots we owned in the residential zone of Playas del Conchal, in Alvarado, Veracruz, for Ps. 7.5 million in the aggregate.
During 2007, we entered into a purchase agreement with Icon Servicios Administrativos, S. de R.L. de C.V., or Icon, related to a sale to Icon of a portion of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City for a purchase price preliminarily estimated to be approximately U.S.$80.0 million. On October 2008, the real estate related to the sale, was modified to a portion of the land located in front of our principal headquarters in Santa Fe and the purchase price changed to U.S.$45.6 million. The transaction is still subject to a number of conditions. A stockholder of Icon is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcárraga Jean, our Chief Executive Officer and Chairman of the Board.
During 2008, Televisa purchased land to be used to create sets for the filming of certain programs for a purchase price of U.S. $ 22.0 million. The sellers of this land are Ariana Cristina Azcárraga de Surmont and Carla Laura Magdalena Azcárraga Jean, sisters of Mr. Emilio Azcárraga Jean, our Chief Executive Officer and Chairman of the Board.
Item 8. Financial Information
See “Financial Statements” and pages F-1 through F-63, which are incorporated herein by reference.
Item 9. The Offer and Listing
Trading History of CPOs and GDSs
Since December 1993, the GDSs have been traded on the NYSE and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.
The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange, giving effect to the March 1, 2000 10-for-1 stock split in all cases.

	Nominal Pesos per CPO(1)
	High		Low
2004	Ps.	34.93	Ps.	22.22
2005	Ps.	44.13	Ps.	29.20
2006	Ps.	60.88	Ps.	37.67
2007	Ps.	68.10	Ps.	48.29
First Quarter		66.68		58.99
Second Quarter		68.10		57.19
Third Quarter		62.06		52.50
Fourth Quarter		57.43		48.29
December		54.29		51.66
2008		57.35		36.19
First Quarter		52.91		44.81
Second Quarter		57.35		47.68
Third Quarter		52.76		43.29
Fourth Quarter		48.55		36.19
December		43.75		38.04
2009 (through June 29, 2009)		48.17		33.91
First Quarter		44.31		33.91
January		44.31		39.31
February		40.95		35.37
March		40.87		33.91
Second Quarter (through June 29, 2009)		48.17		39.39
April		44.35		39.39
May		46.95		42.76
June (through June 29, 2009)		48.17		43.15

(1) Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High		Low
2004	U.S.$	15.6625	U.S.$	9.8075
2005	U.S.$	20.775	U.S.$	13.1875
2006	U.S.$	28.20	U.S.$	16.38
2007	U.S.$	31.14	U.S.$	22.04
First Quarter		30.12		26.35
Second Quarter		31.14		26.35
Third Quarter		28.89		23.48
Fourth Quarter		26.59		22.04
December		25.47		23.72
2008	U.S.$	27.68	U.S.$	13.21
First Quarter		24.77		20.85
Second Quarter		27.68		23.09
Third Quarter		25.96		19.92
Fourth Quarter		22.19		13.21
December		16.39		14.32
2009 (through 29, 2009)		18.20		10.92
First Quarter		16.66		10.92
January		16.66		13.99
February		14.39		11.69
March		14.62		10.92
Second Quarter (through 29, 2009)		18.20		14.16
April		17.13		14.16
May		17.84		15.76
June (through 29, 2009)		18.20		16.11

(1) Source: NYSE.
Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 31, 2009, approximately 326,465,783 GDSs were held of record by 119 persons with U.S. addresses. Before giving effect to the Recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan”.

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
Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.
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
In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as stockholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary stockholders’ meeting, which was held on April 30, 2002. See “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections” and “Additional Information — Bylaws —Antitakeover Protections”.
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
Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on the Mexican Stock Exchange must disclose any transactions through or outside of the Mexican Stock Exchange that result in exceeding 10% ownership stake of an issuer’s capital stock. These stockholders must also inform the CNBV of the results of these transactions the day after their completion. See “Additional Information — Mexican Securities Market Law”.

Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more, shall disclose such transactions. The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of any ownership changes in shares of the company. Moreover, recent amendments to the CNBV regulations for issuers, require issuers to disclose to the CNBV on an annual basis on or before June 30 of each year: (i) the name and ownership percentage of any Board members and relevant officers that maintain 1% or more of the capital stock of an issuer, (ii) the names and ownership percentage of any other individual or entity that maintains 5% or more of the capital stock of an issuer (regardless of whether such stockholder is an officer or director) and (iii) the names and ownership percentage of the 10 (ten) stockholders with the largest direct ownership stake in an issuer (regardless of the ownership percentage or whether such stockholder is an officer, director, related party or private investor with no relationship to the issuer). Based on the foregoing, Mexican Securities Regulations require that (i) Board members and relevant officers that maintain 1% or more of the capital stock of an issuer and (ii) any other individual or entity that maintains 5% or more of the capital stock of an entity, provide this information to the relevant issuer on or before May 15 of each year.

Item 10. Additional Information
Mexican Securities Market Law
On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror’s ownership to 10% or more, but not more than 30%, of the company’s outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party’s ownership interest in a public company by 5% or more of the company’s outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to 30% or more, but not more than 50%, of the company’s voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to more than 50% of the company’s voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority stockholders than those afforded by law. See “— Bylaws — Antitakeover Protections”.
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
Bylaws
Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, and Audit and Corporate Practices Committee, see “Directors, Senior Management and Employees”.
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
The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See “— Other Provisions — Appraisal Rights and Other Minority Protections”.
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
As described in “Major Stockholders and Related Party Transactions,” A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Azcárraga Trust generally will determine how the A Shares underlying our CPOs are voted.
Holders of GDRs. Global Depositary Receipts, or GDRs evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.
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
Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D Shares represented by CPOs or attend stockholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs”. If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the underlying shares will be voted in the same manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.
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
Limitation on Appointment of Directors. Our bylaws prohibit the appointment of individuals to our Board of Directors: who (i) are members of the board of directors or other management boards of a company (other than the Company or its subsidiaries) that has one or more concessions to operate telecommunication networks in Mexico; or (ii) directly or indirectly, are shareholders or partners of companies (other than the Company or its subsidiaries), that have one or more concessions to operate telecommunication networks in Mexico, with the exception of ownership stakes that do not allow such individuals to appoint one or more members of the management board or any other operation or decision making board.
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
Preferential Rights of D Shares
Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps. 0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:
•	first, to the payment of dividends with respect to the A Shares, the B Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend; and
•	second, to the payment of dividends with respect to the A Shares, B Shares, D Shares and L Shares, such that the dividend per share is equal.
Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:
•	accrued but unpaid dividends in respect of their D Shares; plus
•	the theoretical value of their D Shares as set forth in our bylaws. See “— Other Provisions — Dissolution or Liquidation”.
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
U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our stockholders’ meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.
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
The Foreign Investment Law and Foreign Investment Law Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments. In addition to the limitations established by the Foreign Investment Law, the Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our bylaws and the Radio and Television Law from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.

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

Conflicts of Interest. Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict, with our interests may be liable for damages. The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as has been described in Item 6. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Audit and Corporate Practices Committee, must review and approve transactions and arrangements with related parties. See “Directors, Senior Management and Employees — Our Board of Directors — Meetings; Actions Requiring Board Approval”.
Appraisal Rights and Other Minority Protections. Whenever our stockholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any stockholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, B Shares, D Shares or L Shares in an amount calculated in accordance with Mexican law. However, stockholders must exercise their appraisal rights within fifteen days after the stockholders’ meeting at which the matter was approved. Because the holders of L Shares and D Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See “— Voting Rights and Stockholders’ Meetings”.
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
See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S”. In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee, a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Stockholders’ Meetings”. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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
Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns, (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares, (iii) the number and class/type of Shares it intends to acquire, (iv) the number and class/type of Shares it intends to grant or share a common interest or right, (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its stockholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition, (viii) if it has obtained any financing from one of its related parties for the payment of the Shares, (ix) the purpose of the intended acquisition, (x) if it intends to acquire additional common Shares in the future, which coupled with the current intended acquisition of common Shares and the common Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our common Shares, (xi) if it intends to acquire control of us in the future, (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.
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
Enforceability of Civil Liabilities
We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S. and some of the experts named in this annual report also reside outside of the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See “Key Information — Risk Factors — Risks Factors Related to Our Securities — It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons”.

Material Contracts
We have been granted a number of concessions by the Mexican government that authorize us to broadcast our programming over our television and radio stations and our cable and DTH systems. These concessions are described under “Information on the Company — Business Overview — Regulation”. If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.
We operate our DTH satellite service in Mexico and Central America through a partnership with DIRECTV. See “Information on the Company — Business Overview — DTH Joint Ventures”.
In April 2007, we paid all of the remaining UDI-denominated notes, which matured in April 2007. In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. For a description of the material terms of the amended indentures related to the Series A Senior Notes and Series B Senior Notes, our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, and our 6.0% Senior Notes due 2018, our facilities with a Mexican bank, our five-year term U.S.$100.0 million loan facility and our Ps.800.0 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.
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
In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which hold 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. Bestel focuses on providing data and long-distance services solutions to carriers and other telecommunications service providers in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas and San Diego, California in the United States. This enables the company to provide connectivity between the United States and Mexico.
Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.
For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.
Legal Proceedings
In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment (the “Final Motion”) was filed. At the present day, the Final Motion has been resolved and the amount of liability set by the Court is Ps.138,097,002.99. Even though the Company has a certain amount of liability after the Final Motion, that amount is not definitive and we have and will continue to strongly oppose the amount of liability set by the Court. An appeal has been filed by the Company against the Court’s ruling at the Final Motion. Although we currently believe that the ultimate amount of damages will not be material, no assurances can be given in this regard.

In May 2005, Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California (the “Court”), alleging that Univision breached the PLA, as amended, between Televisa Internacional, S.A. de C.V. and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights (the “Soccer Agreement”), among other claims (the “District Court Action”). Univision filed related answers as well as related counterclaims against Televisa and the Company.
In 2006, Televisa filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was stayed based on the agreement of the parties to do so (the “Televisa Internet Claim”).
In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim” and jointly with the Televisa Internet Claim, the “Internet Claim”).
During 2006 and 2007, in connection with the Company’s complaint in the District Court Action, Univision made payments under protest to the Company of a portion of the disputed royalties and of other license fees that, Univision alleged, had been overpaid, and also sought recovery of these amounts in its counterclaims. At that time, the Company recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets.
On April 7, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company under protest and the Univision Internet Counterclaim.
On April 22, 2008, the Court in the District Court Action conducted the final pre-trial conference during which the Court ordered that the trial of the Univision Internet Counterclaim be bifurcated and tried by the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
After several continuances, the trial in the District Court Action commenced on January 6, 2009.
On January 22, 2009, the Company and Univision announced an amendment to the PLA. In connection with this amendment, Televisa and Univision agreed to dismiss all claims in the District Court Action with the exception of the Univision Internet Counterclaim. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company. Notwithstanding the foregoing, the Company cannot predict whether future royalty payments will in fact increase. In addition, the Company recognized as income certain payments from Univision that had previously been recorded as customer deposits and advances.
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez that commenced on June 9, 2009. A hearing for closing arguments before the Court is scheduled for July 8, 2009.
We cannot predict how the outcome of this trial will affect our business relationship with Univision with respect to Internet rights in the United States.
See “Key Information — Risk Factors — Risk Factors Related to Our Business — Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States”.
In addition, on September 5, 2008, Televisa filed a Complaint for Declaratory Relief against Univision before the Superior Court of the State of California, for the County of Los Angeles, seeking a declaration of its rights vis-a-vis Univision with respect to the United States broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa (the “Soccer Complaint”).
In the Soccer Complaint, Televisa sought a declaration that it has the legal right to broadcast in the United States, or license to third parties to broadcast in the United States, the home games of the Mexican League First Division soccer teams owned by Televisa.

On September, 2008 Univision filed a Cross-Complaint against Televisa, alleging among other causes of action, a claim for declaratory relief that it retained the exclusive U.S. broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa under the terms of the Program License Agreement.
On October 9, 2008, pursuant to an agreement between Televisa and Univision and an Order of the Court, Televisa submitted its Complaint for Declaratory Relief and Univision’s cause of action for declaratory relief to a private referee pursuant to a California code provision.
Trial was held on November 11-12 2008, before the private referee, the Honorable Richard Neal (Ret.) of JAMS. On December 18, 2008 Justice Neal filed a Decision in Televisa’s favor whereby he resolved that Televisa was entitled to a declaration and judgment that Univision’s broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa expired on December 19, 2008 (the “Statement of Decision”).
Univision dismissed with prejudice the other claims raised in its Cross-Complaint against Televisa.
On June 4, 2009, Honorable Ernest M. Hiroshige, Judge of the Superior Court of the State of California, for the County of Los Angeles, adjudged and decreed a final judgment consistent with the Statement of Decision, in favor of Televisa.
Exchange Controls
For a description of exchange controls and exchange rate information, see “Key Information — Exchange Rate Information”.
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

In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (referred to herein as the “Code”).
The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:
•	the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations, and
•
the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.—Mexico Tax Treaty,” and

•	is subject to changes to those laws and the U.S.—Mexico Tax Treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis, and

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
The application of the U.S.—Mexico Tax Treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:
•	is not a resident of Mexico for purposes of the U.S.—Mexico Tax Treaty;
•	is an individual who has a substantial presence in the United States;
•	is entitled to the benefits of the U.S.—Mexico Tax Treaty under the limitation on benefits provision contained in Article 17 of the U.S.—Mexico Tax Treaty; and
•	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.
For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.
Dividends. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2011 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.—Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.—Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

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
The U.S. Dollar value of any dividends paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, The Bank of New York Mellon, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any dividends paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “general category income”.
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
Such capital gains generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the U.S.—Mexico Tax Treaty. If capital gains are subject to Mexican taxation under the U.S.—Mexico Tax Treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors.
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
Federal Mexican Taxation
General. The following is a general summary of the principal tax consequences under the Mexican Income Tax Law, Flat Rate Business Tax Law, Federal Tax Code and rules as currently in effect (the “Mexican Tax Legislation”), all of which are subject to change or interpretation, and under the U.S.-Mexico Tax Treaty, of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, L Shares and D Shares by a person that is not a resident of Mexico for tax purposes, as defined below.
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
When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2009, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 28% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.3889.

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
We furnish The Bank of New York Mellon, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican FRS, and include reconciliations of net income and stockholders’ equity to U.S. GAAP. The historical financial statements included in these reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The Deposit Agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of stockholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.
As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Disclosures
Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2008.
Risk Management. We are exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.
We monitor our exposure to interest rate risk by: (i) evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing our cash flow needs and financial ratios (interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer group and industry practices. This approach allows us to establish the optimal interest rate “mix” between variable and fixed rate debt.
Foreign currency exchange risk is monitored by assessing our net monetary liability position in U.S. Dollars and our forecasted cash flow needs for anticipated U.S. Dollar investments and servicing our U.S. Dollar-denominated debt. Equity price risk is assessed by evaluating the long-term value of our investment in both domestic and foreign affiliates, versus comparable investments in the marketplace. We classify our equity investments in affiliates, both domestic and foreign, as long-term assets.
In compliance with the procedures and controls established by our Risk Management Committee, in 2006, 2007 and 2008 we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, inflation rates and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.
Foreign Currency Exchange Rate Risk and Interest Rate Risk
From November 2005 through January 2006, we entered into forward exchange contracts on a notional amount of U.S.$120.0 million to exchange U.S. Dollars and Pesos at a fixed exchange rate in June 2006 in order to cover our U.S. Dollar cash flow requirements.
In connection with the Senior Notes due 2011, 2025 and 2032 and Sky’s Senior Notes due 2013, in 2004 we entered into cross-currency interest rate swap agreements, or “coupon swaps”, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the recently issued Senior Notes due 2025. During the second quarter of 2005, we entered into additional “coupon swaps” with a notional amount of U.S.$242.0 million. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such “coupon swaps” for an additional year on a notional amount of U.S.$890.0 million. In January 2008, we terminated part of these option contracts early with respect to a notional amount of U.S.$200.0 million and with no material additional gain or loss. During the first quarter of 2006, as a result of the cash tender offer of Senior Notes due 2013, Sky terminated part of the “coupon swaps” early with respect to the notional amount of U.S.$288.75 million to match the principal amount of notes tendered. Finally, the remaining option contracts on a notional amount of U.S.$690.0 expired unexercised by the financial institution in March 2009, and we recognized the benefit of unamortized premiums. As of May 31, 2009, the outstanding cross-currency interest rate swap agreements have a notional amount corresponding to U.S.$200 million of the principal amount of the Notes.
As of May 31, 2009, the net fair value of the cross-currency interest rate swap agreements including the option contracts was an asset (liability) of U.S$1 million, U.S$5.4 million as of December 31, 2008 and U.S.$(18.1) million as of December 31, 2007. As of May 31, 2009, the increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$1.4 million, U.S.$5.8 million as of December 31, 2008 and U.S.$19.7 million as of December 31, 2007.

During March and April 2005, May 2007 and November 2007 in connection with and ahead of the issuance and reopening of the Senior Notes due 2025 and ahead of the issuance of the Senior Notes due 2037 and the Senior Notes due 2018 we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono interest rates on the pricing date of the Notes for a notional amount of U.S.$500.0 million, Ps.2,000.0 million and U.S.$150.0 million, respectively. These hedges resulted in an accumulated net loss of U.S.$3.4 million and a net gain of Ps.45.1 million.
In connection with Sky’s variable rate bank loans guaranteed by Televisa, in December 2006, we entered into forward starting interest rate swap agreements on a notional amount of Ps.1,400 million. These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.415% starting in April 2009.
As of May 31, 2009, the net fair value of the interest rate swap was a (liability) asset of Ps.(36.1) million and Ps.3.5 million as of December 31, 2008. As of May 31, 2009, the potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.39 million and Ps.37.4 million as of December 31, 2008. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.
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
As of May 31, 2009, the net fair value of the cross-currency swap was an asset of U.S.$30.8 million and U.S.$48.3 million as of December 31, 2008. As of May 31, 2009, the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$22.1 million, and U.S.$20.5 million as of December 31, 2008.
In connection with the Senior Notes due 2015 in 2005, 2006 and 2007, Cablemás entered into a forward and a cross-currency interest rate swap agreement on a notional amount of U.S.$175.0 million, as amended, with a U.S. financial institution to hedge against Peso depreciation on the interest payments and the nominal final exchange. In 2005, Cablemás entered into a swaption agreement that allow their counterparty in December 2010 to float the coupon payments in the cross currency interest rate swap and through 2015. Cablemás recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss).
As of May 31, 2009, the net fair value forward and cross-currency interest rate swap agreement, including the swaption contracts, was an asset of U.S$40.9 million and U.S.$66.9 million as of December 31, 2008. As of May 31, 2009, the increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange for the forward and cross-currency interest rate swap agreement rate and a hypothetical 50 bps adverse change in market interest rates for the swaption agreement would be approximately U.S.$19.8 million and U.S.$18.1 million as of December 31, 2008. The swaption sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rates Swap Yield Curve.
In December 2007, in connection with the Cablemás variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$50.0 million. This agreement involves the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange is Ps.541.3 million with an interest rate of 8.51% for the coupon payments.
As of May 31, 2009, the net fair value of the cross-currency swap was an asset of U.S.$6.8 million and U.S.$10.1 million as of December 31, 2008. As of May 31, 2009, the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange would be approximately U.S.$4.9 million and U.S.$4.6 million as of December 31, 2008.

Sensitivity and Fair Value Analyses
The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2007 and 2008. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%, 10%, 10% and 10%, respectively. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2007		2008		2008
	(Millions of Pesos or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps.	1,825.4	Ps.	6,798.3	U.S.$	491.2
Derivative financial instruments		—		2,363.1		170.7
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2011(3)		861.3		1,055.7		76.3
Senior Notes due 2018(4)		0		5,977.2		431.9
Senior Notes due 2032(5)		4,046.1		3,913.2		282.7
Sky’s Senior Notes due 2013		132.7		0		0
Senior Notes due 2025(6)		6,747.5		6,767.8		489.0
JPMorgan Chase Bank, N.A. loan due 2012(7)		2,456.5		3,251.7		234.9
Senior Notes due 2015(8)		—		2,070.3		149.6
Peso-denominated debt:
Senior Notes due 2037(9)		4,280.6		4,129.7		298.4
Long-term notes payable to Mexican banks(10)		7,403.8		6,846.3		494.7
Derivative financial instruments		219.0		604.6		43.7

(1)
Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.13.8400 per U.S. Dollar, the Interbank Rate as of December 31, 2008. Amounts in Mexican Pesos for the year ended December 31, 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)
At December 31, 2008, our temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso- and U.S. Dollar-denominated in 2007 and 2008). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)
At December 31, 2008, fair value exceeded the carrying value of these notes by Ps.59.9. million (U.S.$4.3 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.165.4 million (U.S.$12.0 million) at December 31, 2008.

(4)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.942.8 million (U.S.$68.1 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes the carrying value would exceed the fair value by to approximately Ps.345.1 million (U.S.$24.9 million) at December 31, 2008.

(5)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.238.8 million (U.S.$17.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.152.5 million (U.S.$11.0 million) at December 31, 2008.

(6)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.1,536.2 million (U.S.$110.9 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.859.5 million (U.S.$62.1 million) at December 31, 2008.

(7)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.554.3 million (U.S.$40.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would amount the fair value by approximately Ps.229.2 million (U.S.$16.5 million) at December 31, 2008.

(8)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.347.5 million (U.S.$25.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would exceed the fair value by approximately Ps.140.5 million (U.S.$10.2 million) at December 31, 2008.

(9)
At December 31, 2008, carrying value exceeded the fair value of these notes by Ps.370.3 million (U.S.$26.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.42.6 million (U.S.$3.1 million) at December 31, 2008.

(10)
At December 31, 2008, fair value exceeded the carrying value of these notes by Ps.183.7 million (U.S.$13.1 million). At December 31, 2008, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.868.1 million (U.S.$62.7 million) at December 31, 2008.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2007		2008
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, temporary investments and held-to-maturity debt securities (1)	U.S.$	2,130.1	U.S.$	2,182.5
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable (2)		1,725.0		2,547.1

		405.1		(364.6)
Derivative instruments, liabilities, net		(4.7)		(0.3)

Net asset (liability) position	U.S.$	400.4	U.S.$	(364.9)

(1)	In 2007 and 2008, include U.S. Dollar equivalent amounts of U.S.$125.7 million and U.S.$155.2 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2007 and 2008, include U.S. Dollar equivalent amounts of U.S.$12.7 million and U.S.$40.4 million, respectively, related to other foreign currencies, primarily Euros.
At December 31, 2008, a hypothetical 10.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.505.1 million. This depreciation rate is based on the December 31, 2008 forecast of the U.S. Dollar to Peso exchange rate for 2009 by the Mexican government for such year.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Based on the evaluation as of December 31, 2008, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, as stated in their report which is included herein.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2007 and 2008.
The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2007 and 2008, and breaks down these amounts by category of service:

	2007		2008
	(in millions of Pesos)(1)
Audit Fees	Ps.	54.6	Ps.	65.8
Audit-Related Fees		3.8		3.5
Tax Fees		7.1		8.1
Other Fees		0.2		0.9

Total	Ps.	65.7	Ps.	78.3

(1)
Amounts in Mexican Pesos for the year ended December 31, 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

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
“Other Fees” are fees charged by our independent auditor primarily for performing.
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

During 2007 and 2008, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Purchases of Equity Securities by Televisa(3)

					Maximum Number (or
				Total Number of	Appropriate Mexican Peso
				CPOs	Value) of CPOs
	Total Number			Purchased as part of	that May Yet Be
	of CPOs	Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased	Paid per CPO(1)		Plans or Programs	Plans or Programs(2)
January 1 to January 31	5,682,100	Ps.	48.4634	208,507,400	Ps.	14,990,730,256
February 1 to February 29	1,251,500		48.8746	209,758,900		14,929,563,934
March 1 to March 31	3,481,000		48.0234	213,239,900		14,762,394,541
April 1 to April 30	500,000		52.6013	213,739,900		18,000,000,000
May 1 to May 31	1,146,000		54.5478	214,885,900		17,937,488,248
June 1 to June 30	385,100		53.2709	215,271,000		17,916,973,616
July 1 to July 31	395,500		45.9803	215,666,500		17,898,788,402
August 1 to August 31	4,210,000		48.8206	219,876,500		17,693,253,592
September 1 to September 30	4,960,300		47.8171	224,836,800		17,456,066,220
October 1 to October 31	1,050,000		36.7828	225,886,800		17,417,444,355
November 1 to November 30	—			225,886,800		17,417,444,355
December 1 to December 31	—			225,886,800		17,417,444,355
Total	23,061,500	Ps.	48.2434	225,886,800	Ps.	17,417,444,355

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)
Our share repurchase program was announced in September of 2002. The total amount of our share repurchase program was updated in accordance with the resolution of the Grupo Televisa S.A.B.’s general stockholders meeting, held on April 30, 2008.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	100,000	Ps.	44.2175	66,746,600
February 1 to February 29	150,000		47.6747	66,896,600
March 1 to March 31	—			66,896,600
April 1 to April 30	—			66,896,600
May 1 to May 31	—			66,896,600
June 1 to June 30	250,000		49.2408	67,146,600
July 1 to July 31	480,600		46.8393	67,627,200
August 1 to August 31	237,700		44.5246	67,864,900
September 1 to September 30	—			67,864,900
October 1 to October 31	—			67,864,900
November 1 to November 30	100,000		38.2465	67,964,900
December 1 to December 31	—			67,964,900
Total	1,318,300	Ps.	46.1217	67,964,900

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

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

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	100,000	Ps.	45.23000	100,000
February 1 to February 29	—		—	100,000
March 1 to March 31	375,000		47.3175	475,000
April 1 to April 30	20,000		52.0000	495,000
May 1 to May 31	260,000		54.1844	755,000
June 1 to June 30	2,011,500		50.3292	2,766,500
July 1 to July 31	50,000		48.5123	2,816,500
August 1 to August 31	—		—	2,816,500
September 1 to September 30	310,000		44.7563	3,126,500
October 1 to October 31	—		—	3,126,500
November 1 to November 30	80,000		36.9650	3,206,500
December 1 to December 31	—		—	3,206,500
Total	3,206,500	Ps.	46.24044	3,206,500

(1)	See “Directors, Senior Management and Employees — Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)
Since the number of additional shares that may be issued pursuant to our Long-Term Retention Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Long-Term Retention Plan.

Item 16G. Corporate Governance
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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.
Part III
Item 17. Financial Statements
We have responded to Item 18 in lieu of Item 17.
Item 18. Financial Statements
See pages F-1 through F-63, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following
(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009.

2.1	—
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

Exhibit
Number		Description of Exhibits
2.11	—
Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 20-F”) and incorporated herein by reference).

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

2.13	—
Form of Thirteenth Supplemental Indenture related to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrants’s Registration Statement on Form F-4 (File number 333-152184) (the 2008 Form F-4) and incorporated herein by reference).

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

Exhibit
Number		Description of Exhibits
4.11	—
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
Full-Time Transponder Service Agreement, dated as of November  _____  , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commision as Exhibit 4.16 to the 2007 20-F and incorporated herein by reference).

4.17	—
Credit Agreement, dated as of December 19, 2007, by and among Empresas Cablevisión, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger (previously filed with the Securities and Exchange Commission as Exhibit 4.17 to the 2007 20-F and incorporated herein by reference).

4.18	—
Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

23.1	—	Consent of PricewaterhouseCoopers S.C.
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
Date June 30, 2009

GRUPO TELEVISA, S.A.B.
By:	/s/ Salvi Folch Viadero
	Name:	Salvi Rafael Folch Viadero
	Title:	Chief Financial Officer

By:	/s/ Jorge Lutteroth Echegoyen
	Name:	Jorge Lutteroth Echegoyen
	Title:	Vice President -- Controller

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
GRUPO TELEVISA, S.A.B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity, of changes in financial position and of cash flows, present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2007 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, as well as the changes in their financial position for each of the two years ended in the period ended December 31, 2007, and their cash flows for the year ended December 31, 2008, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1(a) to the consolidated financial statements, effective January 1, 2008, the Company discontinued the recognition of the effects of inflation in its financial information, in accordance with Mexican Financial Reporting Standards. As a retroactive application to the prior years’ financials is not permitted by such standards, the accompanying consolidated financial statements as of December 31, 2007 and for the years ended December 31, 2006 and 2007 are restated in Mexican Pesos in purchasing power as of December 31, 2007.
As discussed in Note 1(a) to the consolidated financial statements, effective January 1, 2008, the Company is required by Mexican Financial Reporting Standards to present a statement of cash flows in place of a statement of changes in financial position. As a restatement of prior years’ financials is not permitted by such standards, the Company presents consolidated statements of changes in financial position for the years ended December 31, 2006 and 2007, and a consolidated statement of cash flows for the year ended December 31, 2008.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, S.C.
C. P. C. José Miguel Arrieta Méndez
Audit Partner
México, D. F.,
June 30, 2009

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2007 and 2008
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	Notes	2007		2008
ASSETS
Current:
Cash and cash equivalents		Ps.	25,479,541	Ps.	35,106,060
Temporary investments			1,825,355		6,798,271

			27,304,896		41,904,331
Trade notes and accounts receivable, net	3		17,294,674		18,199,880
Other accounts and notes receivable, net			2,536,803		2,231,562
Due from affiliated companies	16		195,023		161,821
Transmission rights and programming	4		3,154,681		3,343,448
Inventories			833,996		1,612,024
Other current assets			653,260		1,105,871

Total current assets			51,973,333		68,558,937
Derivative financial instruments	9		53,527		2,316,560
Transmission rights and programming	4		5,252,748		6,324,761
Investments	5		8,115,584		3,348,610
Property, plant and equipment, net	6		25,853,925		30,798,398
Intangible assets and deferred charges, net	7		7,416,073		11,433,783
Other assets			38,286		70,756

Total assets		Ps.	98,703,476	Ps.	122,851,805

LIABILITIES
Current:
Current portion of long-term debt	8	Ps.	488,650	Ps.	2,283,175
Current portion of satellite transponder lease obligation	8		97,696		138,806
Trade accounts payable			4,457,519		6,337,436
Customer deposits and advances			17,145,053		18,098,643
Taxes payable			684,497		830,073
Accrued interest			307,814		439,777
Employee benefits			255,574		199,993
Due to affiliated companies	16		127,191		88,622
Other accrued liabilities			1,833,939		2,293,806

Total current liabilities			25,397,933		30,710,331
Long-term debt, net of current portion	8		25,307,163		36,679,889
Derivative financial instruments	9		84,413		604,650
Satellite transponder lease obligation, net of current portion	8		1,035,134		1,172,857
Customer deposits and advances			2,665,185		589,369
Other long-term liabilities			1,975,593		3,225,482
Deferred income taxes	19		1,272,834		2,265,161
Retirement and termination benefits	10		314,921		352,390

Total liabilities			58,053,176		75,600,129

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY
Capital stock issued, no par value	12		10,267,570		10,060,950
Additional paid-in capital			4,547,944		4,547,944

			14,815,514		14,608,894

Retained earnings:	13
Legal reserve			2,135,423		2,135,423
Reserve for repurchase of shares			1,240,869		—
Unappropriated earnings			21,713,378		19,595,259
Net income for the year			8,082,463		7,803,652

			33,172,133		29,534,334
Accumulated other comprehensive (loss) income, net	14		(3,009,468)		3,184,043
Shares repurchased	12		(7,939,066)		(5,308,429)

			22,223,599		27,409,948

Total majority interest			37,039,113		42,018,842
Minority interest	15		3,611,187		5,232,834

Total stockholders’ equity			40,650,300		47,251,676

Total liabilities and stockholders’ equity		Ps.	98,703,476	Ps.	122,851,805

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Income
For the Years Ended December 31, 2006, 2007 and 2008
(In thousands of Mexican Pesos, except per CPO amounts)
(Notes 1 and 2)

	Notes	2006		2007		2008
Net sales	22	Ps.	39,357,699	Ps.	41,561,526	Ps.	47,972,278
Cost of sales (excluding depreciation and amortization)			16,791,197		18,128,007		21,556,025
Selling expenses (excluding depreciation and amortization)			3,130,230		3,277,526		3,919,163
Administrative expenses (excluding depreciation and amortization)			2,390,785		2,452,027		3,058,168
Depreciation and amortization	6 and 7		2,779,772		3,223,070		4,311,115

Operating income	22		14,265,715		14,480,896		15,127,807

Other expense, net	17		888,070		953,352		952,139
Integral cost of financing, net	18		1,141,028		410,214		830,882
Equity in losses of affiliates, net	5		624,843		749,299		1,049,934

Income before income taxes			11,611,774		12,368,031		12,294,852

Income taxes	19		2,092,478		3,349,641		3,564,195

Consolidated net income			9,519,296		9,018,390		8,730,657

Minority interest net income	15		610,353		935,927		927,005

Majority interest net income	13	Ps.	8,908,943	Ps.	8,082,463	Ps.	7,803,652

Majority interest net income per CPO	20	Ps.	3.07	Ps.	2.84	Ps.	2.77

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2006, 2007 and 2008
(In thousands of Mexican Pesos)
(Notes 1 and 2)

							Accumulated
	Capital						Other
	Stock		Additional		Retained		Comprehensive			Shares	Total		Minority		Total
	Issued		Paid-In		Earnings		(Loss) Income			Repurchased	Majority		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)		(Note 14)			(Note 12)	Interest		(Note 15)		Equity
Balance at January 1, 2006	Ps.	10,677,114	Ps.	4,547,944	Ps.	27,533,836	Ps.	(3,828,825)	Ps.	(7,606,260)	Ps.	31,323,809	Ps.	918,641	Ps.	32,242,450
Dividends		—		—		(1,161,839)		—		—		(1,161,839)		—		(1,161,839)
Share cancellation		(170,258)		—		(1,575,231)		—		1,745,489		—		—		—
Repurchase of capital stock		—		—		—		—		(3,224,515)		(3,224,515)		—		(3,224,515)
Sale of repurchase shares		—		—		(609,049)		—		1,196,312		587,263		—		587,263
Increase in minority interest		—		—		—		—		—		—		723,960		723,960
Benefit from capital contribution of minority interest in Sky		—		—		385,596		—		—		385,596		—		385,596
Loss on minority interest acquisition of Sky		—		—		(711,311)		—		—		(711,311)		—		(711,311)
Stock-based compensation		—		—		243,882		—		—		243,882		—		243,882
Comprehensive income		—		—		8,908,943		20,448		—		8,929,391		—		8,929,391

Balance at December 31, 2006		10,506,856		4,547,944		33,014,827		(3,808,377)		(7,888,974)		36,372,276		1,642,601		38,014,877
Dividends		—		—		(4,506,492)		—		—		(4,506,492)		—		(4,506,492)
Share cancellation		(239,286)		—		(3,386,013)		—		3,625,299		—		—		—
Repurchase of capital stock		—		—		—		—		(3,948,331)		(3,948,331)		—		(3,948,331)
Sale of repurchase shares		—		—		(173,169)		—		272,940		99,771		—		99,771
Increase in minority interest		—		—		—		—		—		—		1,968,586		1,968,586
Stock-based compensation		—		—		140,517		—		—		140,517		—		140,517
Comprehensive income		—		—		8,082,463		798,909		—		8,881,372		—		8,881,372

Balance at December 31, 2007		10,267,570		4,547,944		33,172,133		(3,009,468)		(7,939,066)		37,039,113		3,611,187		40,650,300
Reclassification of cumulative balances to retained earnings (see Note 14)		—		—		(5,896,939)		5,896,939		—		—		—		—
Dividends		—		—		(2,229,973)		—		—		(2,229,973)		—		(2,229,973)
Share cancellation		(206,620)		—		(3,275,032)		—		3,481,652		—		—		—
Repurchase of capital stock		—		—		—		—		(1,251,148)		(1,251,148)		—		(1,251,148)
Sale of repurchase shares		—		—		(261,553)		—		400,133		138,580		—		138,580
Increase in minority interest		—		—		—		—		—		—		1,621,647		1,621,647
Stock-based compensation		—		—		222,046		—		—		222,046		—		222,046
Comprehensive income		—		—		7,803,652		296,572		—		8,100,224		—		8,100,224

Balance at December 31, 2008	Ps.	10,060,950	Ps.	4,547,944	Ps.	29,534,334	Ps.	3,184,043	Ps.	(5,308,429)	Ps.	42,018,842	Ps.	5,232,834	Ps.	47,251,676

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Financial Position
For the Years Ended December 31, 2006 and 2007
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	2006		2007
Operating activities:
Consolidated net income	Ps.	9,519,296	Ps.	9,018,390
Adjustments to reconcile net income to resources provided by operating activities:
Equity in losses of affiliates		624,843		749,299
Depreciation and amortization		2,779,772		3,223,070
Impairment of long-lived assets and other amortization		176,884		541,996
Deferred income taxes		1,292,645		(358,122)
Loss on disposition of available-for sale investment in Univision		—		565,862
Gain on disposition of affiliates		(19,556)		(41,527)
Stock-based compensation		243,882		140,517

		14,617,766		13,839,485

Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable, net		894,378		(3,090,936)
Transmission rights and programming		778,059		(1,878,256)
Inventories		(112,827)		(32,053)
Other accounts and notes receivable and other current assets		(1,104,190)		(443,962)
(Decrease) increase in:
Customer deposits and advances		(1,676,832)		1,840,116
Trade accounts payable		390,413		840,911
Other liabilities, taxes payable and deferred taxes		560,690		519,488
Retirement and termination benefits		90,360		17,097

		(179,949)		(2,227,595)

Resources provided by operating activities		14,437,817		11,611,890

Financing activities:
Issuance of Senior Notes due 2037		—		4,500,000
Empresas Cablevisión’s long-term loan due 2012		—		2,457,495
Prepayments of Senior Notes and UDIs denominated Notes		—		(1,017,093)
Prepayments of Senior Notes due 2013		(3,315,749)		—
Other increase in debt		3,631,565		50,051
Other decrease in debt		(888,623)		(675,234)
Repurchase and sale of capital stock		(2,637,252)		(3,848,560)
Dividends paid		(1,161,839)		(4,506,492)
Gain on valuation of available-for-sale investments		(565,862)		—
Loss on minority interest acquisition of Sky		(711,311)		—
Benefit from capital contribution of minority interest in Sky		385,596		—
Minority interest		113,607		1,032,659
Translation effect		17,202		32,877

Resources used for financing activities		(5,132,666)		(1,974,297)

Investing activities:
Due from affiliated companies, net		(644,409)		32,636
Investments		(4,938,453)		(3,385,342)
Disposition of investments		7,194,364		700,689
Investments in property, plant and equipment		(3,428,532)		(3,915,439)
Disposition of property, plant and equipment		532,676		704,310
Investments in goodwill and other intangible assets		(1,224,707)		(3,310,968)
Disposition of goodwill and other intangible assets		5,924,375		—
Available-for-sale investment in shares of Univision		(12,266,318)		12,266,318
Acquisition of Telecom net assets		—		(1,975,666)
Other assets		(4,026)		7,430

Resources (used for) provided by investing activities		(8,855,030)		1,123,968

Net increase in cash, cash equivalents and temporary investments		450,121		10,761,561
Net increase in cash, cash equivalents and temporary investments upon Telecom acquisition		—		138,261
Cash, cash equivalents and temporary investments at beginning of year		15,954,953		16,405,074

Cash, cash equivalents and temporary investments at end of year	Ps.	16,405,074	Ps.	27,304,896

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2008
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	2008
Operating activities:
Income before income taxes	Ps.	12,294,852
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Equity in losses of affiliates		1,049,934
Depreciation and amortization		4,311,115
Impairment of long-lived assets and other amortization		669,222
Provision for doubtful accounts and write-off of receivables		337,478
Retirement and termination benefits		5,467
Write-down of held-to-maturity debt security		405,111
Stock-based compensation		222,046
Derivative financial instruments		(895,734)
Interest expense		2,529,221
Unrealized foreign exchange loss, net		4,981,960

		25,910,672

Increase in trade notes and accounts receivable, net		(1,094,389)
Increase in transmission rights and programming		(1,186,991)
Increase in inventories		(375,153)
Increase in other accounts and notes receivable and other current assets		(391,399)
Increase in trade accounts payable		1,577,231
Decrease in customer deposits and advances		(1,187,734)
Increase in other liabilities, taxes payable and deferred taxes		1,744,395
Decrease in retirement and termination benefits		(81,314)
Income taxes paid		(2,657,525)

		(3,652,879)

Net cash provided by operating activities		22,257,793

Investing activities:
Temporary investments		(3,685,272)
Due from affiliated companies, net		(89,826)
Investments		(1,982,100)
Disposition of investments		109,529
Disposition of held-to-maturity investments		874,999
Investments in property, plant and equipment		(5,191,446)
Disposition of property, plant and equipment		91,815
Investments in goodwill and other intangible assets		(1,489,174)

Net cash used for investing activities		(11,361,475)

Financing activities:
Issuance of Senior Notes due 2018		5,241,650
Prepayment of Senior Notes due 2013 (Sky)		(122,886)
Repayment of Mexican Peso debt		(480,000)
Satellite transponder lease payments		(97,696)
Other increase in debt		1,231
Interest paid		(2,407,185)
Repurchase and sale of capital stock		(1,112,568)
Dividends paid		(2,229,973)
Minority interest		(332,029)
Derivative financial instruments		(346,065)

Net cash used for financing activities		(1,885,521)

Effect of exchange rate changes on cash and cash equivalents		131,854

Net increase in cash and cash equivalents		9,142,651
Cash and cash equivalents of Cablemás upon consolidation		483,868
Cash and cash equivalents at beginning of year		25,479,541

Cash and cash equivalents at end of year	Ps.	35,106,060

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2006, 2007 and 2008
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts)
1. Accounting Policies
The principal accounting policies followed by Grupo Televisa, S.A.B. (the “Company”) and its consolidated entities (collectively, the “Group”) and observed in the preparation of these consolidated financial statements are summarized below.
(a) Basis of Presentation
The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”).
Effective January 1, 2008, the Group discontinued recognizing the effects of inflation in its financial statements in accordance with Mexican FRS. Mexican FRS requires that a company discontinue, or start, recognizing the effects of inflation in financial statements when general inflation applicable to a specific entity is up to, or above 26%, in a cumulative three-year period. The cumulative inflation in Mexico measured by the National Price Consumer Index (“NCPI”) for the three-year period ended December 31, 2007 and 2008 was 11.6% and 15%, respectively. Accordingly, the consolidated financial statements of the Group as of December 31, 2007, and for the years ended December 31, 2006 and 2007, include the effects of inflation through December 31, 2007, and are stated in thousands of Mexican Pesos in purchasing power as of that date.
The consolidated financial statements include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). The consolidated financial statements also include the accounts of variable interest entities, in which the Group is deemed the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. See Note 1(b) for further discussion of all variable interest entities. All significant intercompany balances and transactions have been eliminated from the financial statements.
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
Effective January 1, 2008, Mexican FRS requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. Restatement of financial statements for years provided before 2008 is not permitted by Mexican FRS; therefore, the Group presents consolidated statements of changes in financial position for the two years ended December 31, 2006 and 2007.
These consolidated financial statements were authorized for issuance on June 22, 2009, by the Group’s Chief Financial Officer.

(b) Members of the Group
At December 31, 2008, the Group consisted of the Company and various consolidated entities, including the following:

	Company’s
Consolidated Entities	Ownership(1)	Business Segments(2)
Telesistema Mexicano, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V.	100%	Television Broadcasting Pay Television Networks Programming Exports
Televisión Independiente de México, S.A. de C.V. and subsidiaries	100%	Television Broadcasting
TuTv, LLC (“TuTv”)(3)	50%	Pay Television Networks
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R. L. de C.V. and subsidiaries (“Sky”)(3)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (“Empresas Cablevisión”)	51%	Cable and Telecom
Cablemás, S.A. de C.V. and subsidiaries (“Cablemás”)	54.5%	Cable and Telecom
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries	100%	Other Businesses
CVQ Espectáculos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the holding entity.

(2)	See Note 22 for a description of each of the Group’s business segments.

(3)
At December 31, 2008, the Group had identified Sky and TuTv as variable interest entities and the Group as the primary beneficiary of the investment in each of these entities. The Group has a 58.7% interest in Sky, a satellite television provider. TuTv is a 50% joint venture with Univision Communications Inc. (“Univision”), engaged in the distribution of the Group’s Spanish-speaking programming packages in the United States.

The Group’s Television Broadcasting, Sky, Cable and Telecom, and Radio businesses require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term. Additionally, the Group’s Sky business in certain Central American and Caribbean countries requires concessions granted by local regulatory authorities for a fixed term and subject to renewal. At December 31, 2008, the expiration dates of the Group’s concessions and permit were as follows:

Businesses	Expiration Dates
Television Broadcasting	In 2021
Sky	Various from 2016 to 2033
Cable and Telecom	Various from 2013 to 2038
Radio(1)	Various from 2008 to 2016
Gaming	In 2030

(1)
Concessions for three of the Group’s Radio stations in Guadalajara and Mexicali expired in 2008 and 2009, and renewal is still pending before the Mexican regulatory authorities as certain related regulations of the applicable law are being reviewed by the Mexican Federal Government. The Group’s management expects that concessions for these three stations will be renewed or granted by the Mexican Federal Government. The concessions for the Group’s remaining Radio stations will expire between 2015 and 2016.

(c) Foreign Currency Translation
Monetary assets and liabilities of Mexican companies denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Resulting exchange rate differences are recognized in income for the year, within integral cost of financing.

Through December 31, 2007, assets, liabilities and results of operations of non-Mexican subsidiaries and affiliates were first converted to Mexican FRS, including restating to recognize the effects of inflation based on the inflation of each foreign country, and then translated to Mexican Pesos utilizing the exchange rate as of the balance sheet date at year-end. Resulting translation differences were recognized in consolidated stockholders’ equity as part of the accumulated other comprehensive income or loss. Assets and liabilities of non-Mexican operations that were integral to Mexican operations were converted to Mexican FRS and translated to Mexican Pesos by utilizing the exchange rate of the balance sheet date at year-end for monetary assets and liabilities, with the related adjustment included in net income, and historical exchange rates for non-monetary items.
Beginning on January 1, 2008, for non-Mexican subsidiaries and affiliates operating in a local currency environment, assets and liabilities are translated into Mexican Pesos at year-end exchange rates, and results of operations and cash flows are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated as a separate component of accumulated other comprehensive income or loss in consolidated stockholders’ equity. Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the balance sheet date for monetary assets and liabilities, and historical exchange rates for nonmonetary items, with the related adjustment included in the consolidated statement of income as integral result of financing.
In connection with its former investment in shares of Univision, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S.-dollar-denominated Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$971.9 million as of December 31, 2006. The investment in shares of Univision was disposed of by the Group in March 2007, and through that date any foreign exchange gain or loss attributable to this long-term debt was credited or charged directly to equity (other comprehensive income or loss) (see Notes 2 and 9).
(d) Cash, Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with a maturity of three months or less at the balance sheet date.
Temporary investments consist of highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock and/or other financial instruments. Temporary investments are valued at fair value.
As of December 31, 2007 and 2008, highly liquid and temporary investments primarily consisted of fixed short-term deposits, structured notes and corporate fixed income securities denominated in U.S. dollars and Mexican Pesos, with an average yield of approximately 5.34% for U.S. dollar deposits and 7.18% for Mexican Peso deposits in 2007, and approximately 2.45% for U.S. dollar deposits and 7.40% for Mexican Peso deposits in 2008.
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
Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost, and through December 31, 2007, were restated by using the NCPI factors, and specific costs for some of these assets, which were determined by the Group on the basis of the last purchase price or production cost, or replacement cost whichever was more representative. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues, and through December 31, 2007, was determined based on restated costs.

Transmission rights and literary works are amortized over the lives of the contracts. Transmission rights in perpetuity, are amortized on a straight-line basis over the period of the expected benefit as determined based upon past experience, but not exceeding 25 years.
(f) Inventories
Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Inventories were restated through December 31, 2007 by using the NCPI factors and specific costs for some of these assets, which were determined by the Group on the basis of the last purchase price.
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
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset.
For financial assets classified as held-to-maturity, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.
Other investments are accounted for at cost.
(h) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost and were restated through December 31, 2007 to constant Mexican Pesos using the NCPI, except for equipment of non-Mexican origin, which was restated through that date by using an index which reflected the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date (“Specific Index”).
Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, from 5 to 20 years for building improvements, from 3 to 20 years for technical equipment and from 3 to 10 years for other property and equipment.
(i) Intangible Assets and Deferred Financing Costs
Intangible assets and deferred financing costs are recognized at cost and were restated through December 31, 2007 by using the NCPI.
Intangible assets are composed of goodwill, publishing trademarks, television network concessions, licenses and software, subscriber lists and other items. Goodwill, publishing trademarks and television network concessions are intangible assets with indefinite lives and are not amortized. Indefinite-lived intangibles are assessed annually for impairment or more frequently, if circumstances indicate a possible impairment exists. Licenses and software, subscriber lists and other items are intangible assets with finite lives and are amortized, on a straight-line basis, over their estimated useful lives, which range principally from 3 to 20 years.

Deferred financing costs consist of fees and expenses incurred in connection with the issuance of long-term debt. These financing costs are amortized over the period of the related debt (see Note 7).
(j) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 7), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its fair value. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.
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
Customer deposits and advances for television advertising services are considered non-monetary items since they are non-refundable and are applied at rates in effect when they were received. Accordingly, these deposits and advances were restated to recognize the effects of inflation through December 31, 2007 by using the NCPI.
(l) Stockholders’ Equity
The capital stock and other stockholders’ equity accounts (other than the result from holding non-monetary assets account and the foreign currency translation adjustments account) include the effect of restatement through December 31, 2007, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated. The restatement represented the amount required to maintain the contributions, share repurchases and accumulated results in Mexican Pesos in purchasing power as of December 31, 2007.
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

•	The revenue from publishing distribution is recognized upon distribution of the products.
•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services and installation fees, are recognized at the time the DTH service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•	Revenues from telecommunications and data services are recognized in the period in which these services are provided.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.
(n) Retirement and Termination Benefits
Plans exist for pension and other retirement payments for substantially all of the Group’s employees (retirement benefits), funded through irrevocable trusts. Payments to the trusts are determined in accordance with actuarial computations of funding requirements. Pension and other retirement payments are made by the trust administrators. Increases or decreases in the liability for retirement benefits are based upon actuarial calculations.
Seniority premiums and severance indemnities to dismissed personnel (termination benefits), other than those arising from restructurings, are recognized based upon actuarial calculations.
Beginning January 1, 2008, Mexican FRS requires (i) the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss; (ii) shorter amortization periods for items to be amortized; and (iii) the recognition of any employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees. Also, effective January 1, 2008, Mexican FRS no longer requires the recognition of (i) a transition asset or liability other than benefits granted in a plan amendment (prior service cost or benefit); (ii) an additional liability determined on the actuarial computation of benefits without consideration of salary increases; and (iii) a related intangible asset derived from the recognition of such additional liability.
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
A valuation allowance is provided for those deferred income tax assets for which it is more likely than not that the related benefits will not be realized.
Effective January 1, 2008, the Group classified in retained earnings the outstanding balance of cumulative loss effect of deferred income taxes in the amount of Ps.3,224,437, as required by Mexican FRS (see Note 14).
(p) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2006 and 2007, none of the Group’s derivatives qualified for hedge accounting. During the year ended December 31, 2008, certain derivatives qualified for hedge accounting (see Note 9).

(q) Comprehensive Income
Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
(r) Stock-based Compensation
In accordance with Mexican FRS, the Group has adopted and follows the guidelines of the IFRS 2, Share-based payment, issued by the International Accounting Standards Board. IFRS 2 requires accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). The Group recognized a stock-based compensation expense of Ps.243,882, Ps.140,517 and Ps.222,046 for the years ended December 31, 2006, 2007 and 2008, respectively, which was accounted for in consolidated income as administrative expense.
(s) Prior Years’ Financial Statements
The Group’s financial statements for 2006 have been restated to Mexican Pesos in purchasing power as of December 31, 2007, by using a restatement factor derived from the change in the NCPI, which was 1.0375. Had the alternative weighted average factor allowed under Mexican FRS been applied to restate the Group’s financial statements for 2006, which included the results of Mexican and non-Mexican subsidiaries, the restatement factor would have been 1.0400.

The NCPI at December 31 was:
2005	116.301
2006	121.015
2007	125.564
Certain reclassifications have been made to prior years’ financial information to conform to the December 31, 2008 presentation.
(t) Recently Issued Mexican FRS
In December 2008, the CINIF issued five new standards (“NIF”) that became effective as of January 1, 2009, as follows:
NIF B-7, Business Acquisitions, replaces the previous Mexican FRS Bulletin B-7, Business Acquisitions, and confirms the use of the purchase method for recognition of business acquisitions. The purchase method, under the provisions of NIF B-7, is based on (i) identifying that a business is being acquired; (ii) identifying the acquiring entity; (iii) determining the acquisition date; (iv) recognizing identifiable assets, assumed liabilities and non-controlling interests in the acquired business; (v) a valuation at fair value of the consideration paid for the acquired business; and (vi) recognizing a related goodwill or, in certain instances, an excess of acquired net assets over purchase price. The provisions of NIF B-7 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF B-8, Consolidated or Combined Financial Statements, replaces the previous Mexican FRS Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. NIF B-8 defines a special purpose entity (“SPE”) and establishes that an SPE should be considered a subsidiary of an entity if such entity exercises control over the SPE. NIF B-8 requires that existing voting rights, which can be exercised or converted by an entity, be considered when analyzing if control is exercised by such entity. NIF B-8 introduces new terminology for majority and minority interests: controlling and noncontrolling interests, respectively. NIF B-8 also requires that a valuation of a noncontrolling interest in financial statements be determined based on the fair value of net assets of the subsidiary and related goodwill at the time of acquisition. The provisions of NIF B-8 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF C-7, Investments in Associates and Other Permanent Investments, replaces the applicable provisions in previous Mexican FRS Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. NIF C-7 establishes that an associate is an entity or SPE, on which other entity exercises a significant influence, as defined, and is accounted for by applying the equity method. NIF C-7 requires that existing voting rights, which can be exercised or converted by an entity, be considered when analyzing if significant influence is exercised by such entity. NIF C-7 also establishes a specific procedure and a limit for recognizing losses incurred by an associate. The provisions of NIF C-7 are not expected to have a significant effect on the Group’s consolidated financial statements.
NIF C-8, Intangible Assets, replaces the previous Mexican FRS Bulletin C-8, Intangible Assets, and includes certain new provisions, including principally: (i) intangible assets are defined as those identifiable non-monetary assets, without physical substance, which are able to generate future economic benefits controlled by an entity; (ii) intangible assets are to be first measured at acquisition cost, as they may be individually acquired, acquired as a part of a business acquisition or internally generated; (iii) subsequent payments in connection with in-progress research and development projects are to be expensed if they are related to the research phase or capitalized if certain criteria is met: (iv) guidance on the accounting treatment for exchange of intangible assets; (v) a consideration that intangible assets may have a useful life over 20 years; and (vi) a new concept of preoperating costs is introduced. The provisions of NIF C-8 are not expected to have a significant effect on the Group’s consolidated financial statements.

NIF D-8, Share-based Payments, requires the recognition of an incurred cost or expense, either in income or as a capitalized item, and its related effect in liabilities or stockholders’ equity, for share-based payments, including those share options granted to employees. NIF D-8 substitutes the guidelines provided by IFRS 2, Share-based payment, which were applied by the Group on a supplementary basis through December 31, 2008, as required by Mexican FRS. The provisions of NIF D-8 are not expected to have a significant effect on the Group’s consolidated financial statements.
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
In March 2006, the Group acquired a 50% interest in Televisión Internacional, S.A. de C.V. (“TVI”), a cable television company with a license to operate in the city of Monterrey and other areas in northern Mexico, which expires in 2026, in the amount of Ps.798,304, which was substantially paid in cash. In conjunction with this transaction, the Group (i) provided TVI with a short-term financing at the acquisition date in the principal nominal amount of Ps.240,589, with an annual interest rate equal to the Mexican inter-bank rate plus 150 basis points, and maturity in March 2007; and (ii) paid a first purchase price adjustment in the second quarter of 2006, in the amount of Ps.19,287. Also, during the first half of 2007, the Group (i) paid a second purchase price adjustment in the amount of Ps.19,155; (ii) recognized a final third purchase price adjustment paid in 2008, subject to certain conditions, in the amount of Ps.19,447; and (iii) capitalized all of the amounts receivable from TVI in the aggregate amount of Ps.269,028, in connection with the short-term financing provided at the acquisition date. In the third quarter of 2007, the Group completed a final valuation of this acquisition and recognized related goodwill in the amount of Ps.405,264. This transaction was approved by the Mexican regulatory authorities in 2007 (see Notes 5 and 7).
Beginning in the third quarter of 2006, the Group announced its intention to have its investment in shares and warrants of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. Accordingly, the Group (i) classified its investment in shares of Univision common stock as a current available-for-sale financial asset; (ii) discontinued the recognition of any equity method result related to this investment; (iii) recorded this financial asset at fair value, with unrealized gains and losses included in the Group’s consolidated stockholders’ equity as accumulated other comprehensive income or loss; and (iv) this financial asset was hedged by the Group’s outstanding Senior Notes due 2011, 2025 and 2032, in the aggregate amount of approximately U.S.$971.9 million. As of December 31, 2006, the Group owned 16,594,500 shares Class “A” and 13,593,034 shares Class “T” of common stock of Univision, as well as warrants to acquire 6,374,864 shares Class “A” and 2,727,136 shares Class “T” of common stock of Univision, most of which had an exercise price of U.S.$38.261 per share and expired in December 2017. Most of the warrants to acquire shares of Univision common stock did not have a carrying value at December 31, 2006, since the exercise price was greater than the tender offer price. The proposed merger was concluded by Univision on March 29, 2007, and the 30,187,534 shares of Univision common stock owned by the Group were converted, like all shares of Univision common stock, into cash at U.S.$36.25 per share. Also, under the terms of the merger agreement, all of the Group’s warrants to acquire shares of Univision common stock were cancelled. The aggregate cash amount received by the Group in connection with the closing of this merger was of approximately U.S.$1,094.4 million (Ps.12,385,515). As a result of this disposition, the Group recognized in consolidated income for the year ended December 31, 2007, a non-cash loss of Ps.669,473 (see Notes 1 (c), 11, 16 and 17).

In November 2006, the Group invested U.S.$258 million (Ps.2,943,986) in convertible debentures of Alvafig, S.A. de C.V. (“Alvafig”), which holds a 49% interest in the voting equity of Cablemás, a significant cable operator in Mexico operating in 49 cities. These debentures matured in 2011, and were secured by substantially all of the outstanding shares of common stock of Alvafig. Annual interest on these debentures was 8% in the first year and 10% in the remaining four years, and was payable on an annual basis. The conversion of these debentures into equity of Alvafig was subject to approval by the Mexican regulatory authorities and the compliance with certain regulatory requirements. In February 2008, the Group made an additional investment of U.S.$100 million (Ps.1,082,560) in convertible debentures of Alvafig, which proceeds were used by this entity to increase its interest in the outstanding equity of Cablemás to approximately 54.6%, and retained a 49% of the voting equity of Cablemás. In May 2008, the Mexican regulatory authorities announced that the Group complied with all of the required regulatory conditions and authorized the conversion of debentures into 99.99% of the capital stock of Alvafig. Following this conversion, Alvafig ceased to be a variable interest entity where the Group was the primary beneficiary of the investment in this entity, and became an indirect subsidiary of the Company. Beginning in June 2008, Alvafig has a controlling interest in Cablemás and the Group began consolidating the assets, liabilities and results of operations of Cablemás in its consolidated financial statements. Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. In February 2009, the Group made an additional capital contribution in Cablemás for an amount of Ps.557,200, and increased its interest in this subsidiary from 54.5% to 58.3% (see Notes 1(b) and 5).
In August 2007, the Group acquired substantially all of the outstanding shares of capital stock of Editorial Atlántida, S.A. (“Atlántida”), a leading magazine publishing company in Argentina, in the aggregate amount of approximately U.S.$78.8 million (Ps.885,377), which was paid in cash. The Group completed a purchase price allocation of this transaction and recognized a related goodwill in the amount of Ps.665,960 (see Note 7).
In August 2007, the Group announced an agreement signed by Cablestar, S.A. de C.V. (“Cablestar”), an indirect subsidiary of the Company and Empresas Cablevisión, to acquire the majority of the assets of Bestel, S.A. de C.V. (“Bestel”), a Mexican facilities-based telecommunications company engaged in providing data and long-distance services solutions to carriers and other telecommunications service providers through a fiber-optic network of approximately 8,000 kilometers that covers the most important cities and economic regions of Mexico and crosses directly into the United States in the cities of San Antonio, Texas and San Diego, California. In December 2007, after obtaining the approval from the Mexican regulatory authorities, Cablestar completed this transaction by acquiring, at an aggregate purchase price of U.S.$256 million (Ps.2,772,352), all of the outstanding equity of Letseb, S.A. de C.V. (“Letseb”) and Bestel USA, Inc. (“Bestel USA”), the companies that owned the majority of assets of Bestel. In connection with this acquisition: (i) Cablestar made an additional capital contribution to Letseb in the amount of U.S.$69 million (Ps.747,236), which was used by Letseb to pay certain pre-acquisition liabilities; (ii) the Company granted a guarantee to a third-party creditor for any amounts payable in connection with Letseb’s long-term liability in the amount of U.S.$80 million; (iii) Empresas Cablevisión issued long-term debt to finance this acquisition in the amount of U.S.$225 million (Ps.2,457,495); (iv) Cablemás and TVI made capital contributions for an aggregate amount of U.S.$100 million related to their aggregate 30.8% minority interest in Cablestar; and (v) Cablestar recognized an excess purchase price that was preliminary allocated to goodwill in the amount of Ps.1,552,054 as of December 31, 2007. In April 2008, the parties agreed a purchase price adjustment in accordance with the terms of the related acquisition agreement, and accordingly, the Group made an additional payment in the aggregate amount of U.S$18.7 million (Ps.199,216). In December 2008, the Group completed a final valuation and purchase price allocation of these transactions and recognized Ps.728,884 of concessions, Ps.11,199 of trademarks, Ps.281,000 of a subscriber list, a write-down of Ps.221,999 relating to technical equipment, and a related goodwill in the amount of Ps.818,317, net of an impairment adjustment of Ps.132,500 as of December 31, 2008 (see Notes 7, 8 and 17).

3. Trade Notes and Accounts Receivable, Net
Trade notes and accounts receivable as of December 31, consisted of:

	2007		2008
Non-interest bearing notes received from customers as deposits and advances	Ps.	14,753,180	Ps.	14,383,384
Accounts receivable, including value-added tax receivables related to advertising services		3,507,639		4,838,999
Allowance for doubtful accounts		(966,145)		(1,022,503)

	Ps.	17,294,674	Ps.	18,199,880

4. Transmission Rights and Programming
At December 31, transmission rights and programming consisted of:

	2007		2008
Transmission rights	Ps.	5,439,918	Ps.	5,764,887
Programming		2,967,511		3,903,322

		8,407,429		9,668,209

Non-current portion of:
Transmission rights		3,626,320		4,069,777
Programming		1,626,428		2,254,984

		5,252,748		6,324,761

Current portion of transmission rights and programming	Ps.	3,154,681	Ps.	3,343,448

5. Investments
At December 31, the Group had the following investments:

					Ownership%
					as of December 31,
	2007		2008		2008
Accounted for by the equity method:
Cablemás, including goodwill of Ps.1,870,393 (see Note 2)	Ps.	3,208,265	Ps.	—	—
Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”)(a)		1,238,576		1,296,950	40%
Ocesa Entretenimiento, S.A. de C.V. (“OCEN”)(b)		448,158		457,598	40%
Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”)(c)		202,949		80,381	25%
TVI (see Note 2)		324,508		367,856	50%
Other		132,758		96,192

		5,555,214		2,298,977

Other investments:
Held-to-maturity debt securities (see Note 1(g))(d)		2,525,204		809,115
Other		35,166		240,518

		2,560,370		1,049,633

	Ps.	8,115,584	Ps.	3,348,610

(a)
La Sexta is a free-to-air television channel in Spain, which started operations in March 2006. During 2006, 2007 and 2008, the Group made additional capital contributions related to its 40% interest in La Sexta in the amount of approximately €104.6 million euros (Ps.1,535,176), €65.9 million euros (Ps.1,004,697) and €44.4 million euros (Ps.740,495), respectively. During 2007, a third party acquired a 20% stake in Imagina Media Audiovisual, S.A. (“Imagina”), the parent company of the companies that hold a majority equity interest in La Sexta. As a result of this acquisition, Imagina paid the Company €29 million euros (Ps.462,083) as a termination fee for the cancellation of a call option to subscribe at a price of €80 million euros, a certain percentage of the capital stock of Imagina (see Notes 11 and 17).

(b)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. (“CIE”), and is engaged in the live entertainment business in Mexico. In 2006, 2007 and in the third quarter of 2008, OCEN paid dividends to the Group in the aggregate amount of Ps.106,429, Ps.94,382 and Ps.56,000, respectively (see Note 16).

(c)
Volaris is a low-cost carrier airline with a concession to operate in Mexico. In 2006, 2008 and January 2009, the Group made additional capital contributions related to its 25% interest in Volaris in the amount of U.S.$7.5 million (Ps.87,408), U.S.$12 million (Ps.125,856), and U.S.$5 million (Ps.69,000), respectively.

(d)
Held-to-maturity securities represent structured notes and corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. During the year ended December 31, 2008, the Group recognized a write-down of Ps.405,111 on a held-to-maturity debt security reducing the carrying amount of this security to zero. As of December 31, 2008, the aggregate carrying value of held-to-maturity securities, exceeded the fair value of such securities by Ps.53,118. This variance was due to overall increases in market interest rates subsequent to purchase; therefore, the Group has not recognized any impairment losses for these securities (see Note 9).

The Group recognized equity in comprehensive income (loss) of affiliates for the years ended December 31, 2006, 2007 and 2008, as follows:

	2006		2007		2008
Equity in losses of affiliates, net	Ps.	(624,843)	Ps.	(749,299)	Ps.	(1,049,934)
Equity in other comprehensive income (loss) of affiliates:
Foreign currency translation adjustments, net		578,481		171,297		244,122
Result from holding non-monetary assets, net		(7,161)		2,151		—
Gain (loss) on equity accounts, net		57,930		5,382		(58,109)

	Ps.	4,407	Ps.	(570,469)	Ps.	(863,921)

6. Property, Plant and Equipment, Net
Property, plant and equipment as of December 31, consisted of:

	2007		2008
Buildings	Ps.	9,178,003	Ps.	9,364,648
Buildings improvements		1,715,965		1,813,972
Technical equipment(1)		26,330,386		34,293,372
Satellite transponders		1,789,890		1,789,890
Furniture and fixtures		672,426		849,074
Transportation equipment		1,411,444		1,657,389
Computer equipment		2,162,639		2,480,803
Leasehold improvements		821,257		1,168,194

		44,082,010		53,417,342
Accumulated depreciation		(22,888,858)		(28,551,534)

		21,193,152		24,865,808
Land		4,232,721		4,867,621
Construction in progress		428,052		1,064,969

	Ps.	25,853,925	Ps.	30,798,398

(1)	In 2008 includes technical equipment in connection with the consolidation of Cablemás beginning on June 1, 2008 (see Note 2).

Depreciation charged to income in 2006, 2007 and 2008 was Ps.2,438,234, Ps.2,793,310 and Ps.3,867,182, respectively.
Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”, formerly PanAmSat Corporation) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). As of December 31, 2007 and 2008, satellite transponders, net of accumulated depreciation, amounted to Ps.914,832 and Ps.795,506, respectively.
7. Intangible Assets and Deferred Charges, Net
The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2007						2008
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	3,978,277					Ps.	6,288,658
Publishing and TVI trademarks						806,278						785,468
Television network concession						650,603						650,603
TVI concession						262,925						262,925
Telecom concession(1)						29,113						783,290
Sky concession						—						96,042
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,026,841	Ps.	(632,998)		393,843	Ps.	1,456,410	Ps.	(822,708)		633,702
Subscriber lists(1)		802,440		(474,520)		327,920		1,206,278		(687,103)		519,175
Other intangible assets		294,035		(157,214)		136,821		622,680		(97,752)		524,928
Deferred financing costs (see Note 8)		1,107,744		(277,451)		830,293		1,213,559		(324,567)		888,992

	Ps.	3,231,060	Ps.	(1,542,183)	Ps.	7,416,073	Ps.	4,498,927	Ps.	(1,932,130)	Ps.	11,433,783

(1)	See Note 2.
Amortization of intangible assets with finite lives (other than goodwill) and deferred financing costs charged to income in 2006, 2007 and 2008, was Ps.424,958, Ps.478,063 and Ps.503,560, respectively, of which Ps.49,849, Ps.48,303 and Ps.58,724 in 2006, 2007 and 2008, respectively, was recorded as interest expense (see Note 18) and Ps.33,571 and Ps.903 in 2006 and 2008, respectively, was recorded as other expense in connection with the extinguishment of long-term debt (see Note 17).
The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2008, were as follows:

					Foreign
	Balance as of				Currency				Impairment		Balance as of
	December 31,				Translation		Adjustments/		Adjustments		December 31,
	2007		Acquisitions		Adjustments		Reclassifications		(See Note 17)		2008
Goodwill:
Television Broadcasting	Ps.	909,826	Ps.	—	Ps.	—	Ps.	—	Ps.	(427,095)	Ps.	482,731
Cable and Telecom		1,552,054		558,812		—		2,281,148		(132,500)		4,259,514
Publishing Distribution		690,109		—		5,824		(2,379)		—		693,554
Other Businesses		39,406		—		—		—		—		39,406
Equity-method investees (See Note 5)		786,882		—		—		26,571		—		813,453

	Ps.	3,978,277	Ps.	558,812	Ps.	5,824	Ps.	2,305,340	Ps.	(559,595)	Ps.	6,288,658

Trademarks (see Note 2):
Publishing	Ps.	695,066	Ps.	—	Ps.	15,612	Ps.	2,379	Ps.	(50,000)	Ps.	663,057
Telecom		21,860		11,199		—		—		—		33,059
TVI		89,352		—		—		—		—		89,352

	Ps.	806,278	Ps.	11,199	Ps.	15,612	Ps.	2,379	Ps.	(50,000)	Ps.	785,468

8. Long-term Debt and Satellite Transponder Lease Obligation
Long-term debt and satellite transponder lease obligations outstanding as of December 31, were as follows:

	2007		2008

U.S. dollar debt:
8% Senior Notes due 2011 (1)	Ps.	785,863	Ps.	995,802
6% Senior Notes due 2018 (1)		—		6,920,000
6.625% Senior Notes due 2025 (1)		6,553,320		8,304,000
8.50% Senior Notes due 2032 (1)		3,276,660		4,152,000
9.375% Senior Notes due 2013 (Sky) (2)		122,886		—
9.375% Senior Guaranteed Notes due 2015(Cablemás) (3)		—		2,417,848
Bank loan facility (Empresas Cablevisión) (4)		2,457,495		3,114,000

Bank loan facility (Cablemás) (4)		—		692,000
Other (5)		906,808		1,154,200
Mexican Peso debt:
8.49% Senior Notes due 2037 (1)		4,500,000		4,500,000
Bank loans (6)		7,142,460		6,662,460
Other currency debt		50,321		50,754

Total long-term debt		25,795,813		38,963,064
Less: Current portion		488,650		2,283,175

Long-term debt, net of current portion	Ps.	25,307,163	Ps.	36,679,889

Satellite transponder lease obligation(7)	Ps.	1,132,830	Ps.	1,311,663
Less: Current portion		97,696		138,806

Satellite transponder lease obligation, net of current portion	Ps.	1,035,134	Ps.	1,172,857

(1)
These Senior Notes due 2011, 2018, 2025, 2032 and 2037, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million and Ps.4,500,000, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032 and 2037, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94% and 8.93% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025 and 2037, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018 and 2032 were priced at 98.793%, 99.280% and 99.431%, respectively, for a yield to maturity of 8.179%, 6.097% and 8.553%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. Substantially all of these Senior Notes are registered with the U.S. Securities and Exchange Commission (the “SEC”).

(2)
In September 2008, Sky prepaid all of the outstanding Senior Notes due 2013, in the principal amount of U.S.$11.3 million. The total aggregate amount paid by Sky in connection with this prepayment was U.S.$12.6 million, including related accrued interest and a premium of 4.6875%.

(3)
These U.S.$174.7 million Senior Guaranteed Notes are unsecured obligations of Cablemás and its restricted subsidiaries and are guaranteed by such restricted subsidiaries, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Cablemás and its restricted subsidiaries, and are junior in right of payment to all of the existing and future secured indebtedness of Cablemás and its restricted subsidiaries to the extent of the value of the assets securing such indebtedness, interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.858%, and is payable semi-annually. Cablemás may redeem these Senior Notes, in whole or in part, at any time up before November 15, 2010, at redemption prices plus accrued and unpaid interest. The agreement of these Senior Notes contains covenants relating to Cablemás and its restricted subsidiaries, including covenants with respect to limitations on indebtedness, payments, dividends, investments, sale of assets, and certain mergers and consolidations. In July 2008, Cablemás prepaid a portion of these Senior Notes in the principal amount of U.S.$0.3 million in connection with a tender offer to purchase these Senior Notes at a purchase price of 101% plus related accrued and unpaid interest.

(4)
In December 2007, Empresas Cablevisión and Cablemás entered into a 5-year term loan facilities with a U.S. bank in the aggregate principal amount of U.S.$225 million and U.S.$50 million, respectively, in connection with the financing for the acquisition of Letseb and Bestel USA (see Note 2). Annual interest on these loan facilities is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.475% to 0.800% depending on a leverage ratio. At December 31, 2008, the applicable leverage ratio for Empresas Cablevisión and Cablemás was 0.525% and 0.600%, respectively. Under the terms of the loan facilities, Empresas Cablevisión and its subsidiaries and Cablemás and its subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(5)
Includes Ps.873,776 in 2007 and Ps.1,107,200 in 2008 in connection with a non-interest bearing promissory note in the principal amount of U.S.$80 million with a maturity in August 2009, which amount was originally recognized by the Group, and guaranteed by the Company, as a long-term liability in connection with the acquisition of Letseb and Bestel USA in December 2007 (see Note 2). In 2008, this liability was replaced under similar terms by a U.S.$80 million non-interest bearing promissory note payable to a foreign financial institution. In March 2009, the Company entered into a purchase agreement with the holder of the promissory note, and acquired such note in the amount of U.S.$78.6 million. This line also includes in 2007 and 2008, outstanding balances of notes payable to banks with maturities between 2009 and 2010, bearing annual interest rates of 1.25 and 1.50 points above LIBOR.

(6)
Includes in 2007 and 2008, outstanding balances of long-term loans in the principal amount of Ps.3,642,460 and, Ps.3,162,460, respectively, in connection with certain credit agreements entered into by the Company with a Mexican bank, with various maturities from 2009 through 2012. Interest on these loans ranges from 8.925% to 10.350% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. The balance in 2007 and 2008 also includes two 10-year loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500,000. This 10-year Sky indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% for the first three years ending in March and April 2009, respectively, and the Mexican interbank interest rate of “TIIE” plus 24 basis points for the remaining seven years. Interest on these two 10-year loans is payable on a monthly basis.

(7)
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

Maturities of Debt and Satellite Transponder Lease Obligation
Debt maturities for the years subsequent to December 31, 2008, are as follows:

2009	Ps.	2,283,175
2010		1,046,368
2011		997,478
2012		4,807,834
2013		2,725
Thereafter		29,825,484

	Ps.	38,963,064

Future minimum payments under satellite transponder lease obligation for the years subsequent to December 31, 2008, are as follows:

2009	Ps.	282,336
2010		282,336
2011		282,336
2012		282,336
2013		282,336
Thereafter		471,835

		1,883,515
Less: amount representing interest		571,852

	Ps.	1,311,663

9. Financial Instruments
The Group’s financial instruments recorded on the balance sheet include cash and cash equivalents, temporary investments, accounts and notes receivable, debt securities classified as held-to-maturity investments, accounts payable, debt and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.
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
The carrying and estimated fair values of the Group’s non-derivative financial instruments at December 31, were as follows:

	2007				2008
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	1,825,355	Ps.	1,825,355	Ps.	6,798,271	Ps.	6,798,271
Held-to-maturity securities (see Note 5)		2,525,204		2,525,204		809,115		755,997
Liabilities:
Senior Notes due 2011, 2018, 2025 and 2032	Ps.	10,615,843	Ps.	11,654,879	Ps.	20,371,802	Ps.	17,713,899
Senior Notes due 2037		4,500,000		4,280,581		4,500,000		4,129,740
Senior Guaranteed Notes due 2015 (Cablemás)		—		—		2,417,848		2,070,282
Other long-term debt securities		122,886		132,717		—		—
Long-term notes payable to Mexican banks		7,142,460		7,403,793		6,662,460		6,846,264
Bank loan facility (Empresas Cablevisión)		2,457,495		2,456,471		3,114,000		2,658,286
Bank loan facility (Cablemás)		—		—		692,000		593,439
The notional amounts, carrying values (based on estimated fair values), and maturity dates of the Group’s derivative financial instruments at December 31, were as follows:

	2007					2008
	Notional					Notional
	Amount					Amount
Derivative Financial Instruments:	(Thousands)	Carrying Value			Maturity Date	(Thousands)	Carrying Value			Maturity Date
Assets:
Hedge and trading derivatives:
Sky’s interest rate swaps(a)	U.S.$11,250/Ps.123,047 and Ps. 1,400,000	Ps.	36,040		September 2008 and April 2016	Ps.1,400,000	Ps.	3,472		April 2016

Sky’s foreign currency forward(b)	U.S.$15,000/ Ps.162,293		999		March 2008	—		—		—

Cablemás forward and cross-currency swaps(c)	—		—		—	U.S.$175,000/Ps.1,880,375 and U.S.$175,000/ Ps.1,914,850		1,464,295		November 2015

Cross-currency interest rate swaps(d)	—		—		—	U.S.$889,736/ Ps.9,897,573		78,904		March 2009 and March 2010

Credit default swaps(d)	—		—		—	U.S.$24,500		7,913		October and December 2009

Cash Flow Hedges:
Empresas Cablevisión’s cross-currency swaps(f)	U.S.$225,000/ Ps.2,435,040		19,397		December 2012	U.S. $225,000/ Ps.2,435,040		668,945		December 2012

Cablemás cross-currency swap(g)	—		—		—	U.S.$50,000/ Ps.541,275		139,619		December 2012

		Ps.	56,436	(1)			Ps.	2,363,148	(1)

Liabilities:
Hedge and trading derivatives:
Interest rate treasury lock(h)	U.S.$150,000	Ps.	77,595		May 2008	—	Ps.	—		—

Cablemás forward and swaption(c)	—		—		—	U.S.$175,000 Ps.1,914,850		600,819		November 2015

Cross-currency interest rate swaps(d)	U.S.$889,736/Ps.9,897,573 and U.S.$890,000/ Ps.9,900,748		197,891		March 2009 and March 2010	U.S.$690,000/ Ps.7,735,198		3,831		March 2010

		Ps.	275,486	(2)			Ps.	604,650

(1)
Includes short-term derivative financial instruments of Ps.2,909 and Ps.46,588 in 2007 and 2008, respectively, which were included in other accounts and notes receivables, net in the consolidated balance sheet.

(2)	Includes short-term derivative financial instruments of Ps.191,073 in 2007, which were included in other accrued liabilities in the consolidated balance sheet.

(a)
In February 2004, Sky entered into coupon swap agreements to hedge U.S.$.300.0 million of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Sky received semi-annual payments calculated based on the aggregate notional amount of U.S.$11.3 million at an annual rate of 9.375%, and Sky made monthly payments calculated based on an aggregate notional amount of Ps.123,047 at an annual rate of 10.25%. These transactions were terminated in September 2008. Sky recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange loss). In December 2006, Sky entered into a derivative transaction agreement from April 2009 through April 2016 to hedge the variable interest rate exposure resulting from a Mexican Peso loan of a total principal amount of Ps.1,400,000 million. Under this transaction, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. Sky recorded the change in fair value of this transaction in the integral cost of financing (interest expense).

(b)
As of December 31, 2007, Sky had foreign currency forward contracts to cover a portion of its foreign currency cash flow requirements for an aggregate amount of U.S.$15.0 million to receive U.S. dollars in exchange for Mexican Pesos, in 2008 at an average exchange rate of Ps.10.89 per U.S.$1.00 dollar. This transaction was terminated in March 2008. Sky recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss).

(c)
In 2005, 2006 and 2007, Cablemás entered into a forward, interest-only cross-currency swaps and swaption agreements, as amended, with a U.S. financial institution to hedge U.S.$175.0 million of its U.S. dollar foreign exchange and interest rate exposure related to its Senior Guaranteed Notes due 2015. Under these transactions, (i) in 2015, Cablemás will receive and make payments in the aggregate notional amounts of U.S.$175.0 million and Ps.1,880,375, respectively; (ii) Cablemás makes semi-annual payments calculated based on a notional amount of U.S.$175.0 million at an annual rate of 2.88%; (iii) Cablemás receives semi-annual payments calculated based on the aggregate notional amount of U.S.$175.0 million at an annual rate of 9.375%, and Cablemás makes monthly payments calculated based on an aggregate notional amount of Ps.1,914,850 at an annual rate of 9.07% through December 2010 if the option of a related swaption agreement is exercised by the counterparty, and through 2015 if such option is not exercised; and (iv) if the counterparty exercises an option under a related swaption agreement, Cablemás would receive monthly payments based on the aggregate notional amount of Ps.1,914,850 at an annual rate of 7.57%, and Cablemás would make monthly payments calculated based on the same notional amount at an annual interest rate of a 28-day TIIE (Mexican Interbank Interest Rate). Cablemás recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss).

(d)
In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011, 2025 and 2032, during 2004 and 2005, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican Peso depreciation on interest payments for a period of five years. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$889.7 million as of December 31, 2007 and 2008, at an average annual rate of 7.37%, and the Company makes semi-annual payments based on an aggregate notional amount of approximately Ps.9,897,573 as of December 31, 2007 and 2008, at an average annual rate of 8.28%, without an exchange of the notional amount upon which the payments are based. In the years ended December 31, 2006, 2007 and 2008, the Company recorded a loss (gain) of Ps.91,550, Ps.(1,440) and Ps.(96,878), respectively, in the integral cost of financing (foreign exchange loss) derived of the change in fair value of these transactions. In November 2005, the Group entered into option contracts that allow the counterparty to extend the maturity of the swap agreements for one additional year on the notional amount of U.S.$890 million. In January 2008, the Group terminated part of these option contracts early for a notional amount of U.S.$200 million, with no significant additional gain or loss. In March 2009, the Group terminated the remaining option contracts early for a notional amount of U.S.$690 million, with no significant additional gain or loss.

(e)
The Group entered into credit default swap agreements to hedge the unfavorable effect of credit risk associated with certain long-term investments with a maturity in October 2011 and January 2012 for a notional amount of U.S.$20.0 million and U.S.$4.5 million, respectively. These agreements expire in the fourth quarter of 2009.

(f)
In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into a cross-currency swaps agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Empresas Cablevisión receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 42.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.3650%, and principal amount payments in Mexican Pesos. At the final exchange, Empresas Cablevisión will receive a principal amount of U.S.$225 million, in exchange for Ps.2,435,040. At December 31, 2008, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded the change in fair value as a gain of Ps.649,548, together with an unrealized foreign exchange loss of Ps.656,505, related to the long-term debt, in consolidated stockholders’ equity as accumulated other comprehensive income or loss.

(g)
In December 2007, in connection with the issuance of its U.S.$50 million long-term debt, Cablemás entered into a cross-currency swaps agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Cablemás receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 52.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.51%, and principal amount payments in Mexican Pesos. At the final exchange, Cablemás will receive a principal amount of U.S.$50 million, in exchange for Ps.541,275. At December 31, 2008, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded the change in fair value as a gain of Ps.169,893, together with an unrealized foreign exchange loss of Ps.173,360, related to the long-term debt, in consolidated stockholders’ equity as accumulated other comprehensive income or loss.

(h)
In 2007, the Company entered into interest rate lock agreements to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by changes in interest rates. Under these agreements, the Company agreed to pay or receive an amount equal to the difference between the net present value of the cash flows for a notional principal amount of indebtedness based on the existing yield of a U.S. treasury bond at the date when the agreements are established and at the date when the agreements are settled. Interest rate lock agreements are reflected at fair value in the Group’s consolidated balance sheet and the related gains or losses on these agreements are recognized in income as integral cost of financing (interest expense). At December 31, 2007, the Company had outstanding interest rate lock agreements for an aggregate U.S.$150.0 million notional principal amount of indebtedness. These transactions were terminated in May 2008.

10. Retirement and Termination Benefits
Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans and other retirement benefits for substantially all of their employees. Additionally, the Group has a defined benefit pension plan for executives. All pension benefits are based on salary and years of service rendered.
Under the provisions of the Mexican labor law, seniority premiums are payable based on salary and years of service, to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age employees are no longer eligible for seniority premiums.
Retirement and termination benefits are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for 2006, 2007 and 2008. The Group used a 5.4%, 9.3% and 20.4% return on assets rate for 2006, 2007 and 2008, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2007 and 2008, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.

The reconciliation between defined benefit obligations and net projected (liability) asset as of December 31, as follows:

	2007				Seniority		Severance		2008
	Total		Pensions		Premiums		Indemnities		Total
Vested benefit obligations	Ps.	477,429	Ps.	97,211	Ps.	340	Ps.	—	Ps.	97,551
Unvested benefit obligations		1,070,380		1,000,900		273,703		470,314		1,744,917

Defined benefit obligations		1,547,809		1,098,111		274,043		470,314		1,842,468
Fair value of plan assets		1,628,730		1,024,239		380,350		—		1,404,589

Status of the plans		80,921		(73,872)		106,307		(470,314)		(437,879)
Unrecognized prior service cost for transition liability		191,348		94,866		60,250		1,004		156,120
Unrecognized prior service cost for plan amendments		(118,274)		132,145		(83,992)		919		49,072
Net actuarial (gain) loss		(468,916)		(134,388)		9,533		5,152		(119,703)

Net projected (liability) asset in the consolidated balance sheet	Ps.	(314,921)	Ps.	18,751	Ps.	92,098	Ps.	(463,239)	Ps.	(352,390)

As of December 31, items subject to amortization for retirement and termination benefits are to be amortized over periods of 4 to 23 years and 3 to 4 years, respectively.
The components of net periodic pension, seniority premium and severance indemnities cost (income) for the years ended December 31, 2006, 2007 and 2008 consist of the following:

	2006		2007		2008
Service cost	Ps.	96,435	Ps.	97,878	Ps.	115,598
Interest cost		52,896		55,804		124,719
Prior service cost		—		—		3,947
Expected return on plan assets		(81,152)		(168,141)		(321,805)
Net amortization and deferral		8,421		(9,280)		83,008

Net cost (income)	Ps.	76,600	Ps.	(23,739)	Ps.	5,467

The Group’s defined benefit obligations, plan assets, funded status and balance sheet balances as of December 31, 2007 and 2008 associated with retirement and termination benefits, are presented as follows:

	2007				Seniority		Severance		2008
	Total		Pensions		Premiums		Indemnities		Total
Defined benefit obligations
Beginning of year	Ps.	1,474,590	Ps.	872,167	Ps.	261,941	Ps.	413,701	Ps.	1,547,809
Service cost		97,878		53,525		24,436		37,637		115,598
Interest cost		55,804		71,766		20,031		32,922		124,719
Actuarial gain		(52,934)		(67,573)		(19,401)		(66,947)		(153,921)
Transition liability		—		140,197		2,384		—		142,581
Benefit paid		(27,529)		(12,560)		(20,080)		(10,910)		(43,550)
Acquisition of companies		—		40,589		4,732		63,911		109,232

End of year		1,547,809		1,098,111		274,043		470,314		1,842,468

Fair value of plan assets
Beginning of year		1,802,958		1,153,205		475,525		—		1,628,730
Actuarial return on plan assets		168,141		222,409		99,396		—		321,805
Actuarial loss		(308,920)		(345,492)		(171,321)		—		(516,813)
Contributions		—		5,984		2,362		—		8,346
Benefits paid		(33,449)		(11,867)		(25,612)		—		(37,479)

End of year		1,628,730		1,024,239		380,350		—		1,404,589

Under (over) funded status of the plans	Ps.	80,921	Ps.	(73,872)	Ps.	106,307	Ps.	(470,314)	Ps.	(437,879)

The weighted average asset allocation by asset category as of December 31 was as follows:

	2007	2008
Equity Securities (1)	68.8%	62.6%
Fixed rate instruments	31.2%	37.4%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2007 and 2008 are shares of the Group held by the trust with a fair value of Ps.1,121,446 and Ps.879,029, respectively.
The changes in the net projected liability (asset) as of December 31, are as follows:

	2007				Seniority		Severance		2008
	Total		Pensions		Premiums		Indemnities		Total
Beginning net projected liability (asset)	Ps.	346,300	Ps.	59,019	Ps.	(183,481)	Ps.	439,383	Ps.	314,921
Net periodic (income) cost		(23,739)		(93,494)		86,254		12,707		5,467
Net actuarial gain		(13,560)		(280)		(1,155)		(39,780)		(41,215)
Contributions		—		(5,984)		(2,362)		—		(8,346)
Benefits paid		5,920		(693)		5,532		(10,910)		(6,071)
Acquisition of companies		—		22,681		3,114		61,839		87,634

End net projected liability (asset)	Ps.	314,921	Ps.	(18,751)	Ps.	(92,098)	Ps.	463,239	Ps.	352,390

The retirement and termination benefits at December 31, and actuarial adjustments for the year ended December 31, are summarized as follows:

	2004		2005		2006		2007		2008
Pensions
Defined benefit obligations	Ps.	699,847	Ps.	769,913	Ps.	834,123	Ps.	872,167	Ps.	1,098,111
Plan assets		851,448		1,053,033		1,254,603		1,153,205		1,024,239
Status of the plans		151,601		283,120		420,480		281,038		(73,872)
Actuarial adjustments (1)		(367,843)		(510,763)		(644,624)		(435,665)		(134,388)
Seniority Premiums
Defined benefit obligations	Ps.	266,197	Ps.	271,299	Ps.	270,088	Ps.	261,941	Ps.	274,043
Plan assets		395,212		486,482		548,355		475,525		380,350
Status of the plans		129,015		215,183		278,267		213,584		106,307
Actuarial adjustments (1)		78,540		(9,027)		(92,444)		(7,569)		9,533
Severance Indemnities
Defined benefit obligations	Ps.	—	Ps.	314,215	Ps.	370,379	Ps.	413,701	Ps.	470,314
Plan assets		—		—		—		—		—
Status of the plans		—		(314,215)		(370,379)		(413,701)		(470,314)
Actuarial adjustments (1)		—		—		14,129		(25,682)		5,152

(1)	On defined benefit obligations and plan assets.
11. Commitments and Contingencies
At December 31, 2008, the Group had commitments in an aggregate amount of Ps.259,911, of which Ps.82,869 were commitments related to gaming operations, Ps.22,421 were commitments to acquire television technical equipment, Ps.152,100 were commitments for the acquisition of software and related services, and Ps.2,521 were construction commitments for building improvements and technical facilities.

At December 31, 2008, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

	Thousands of
	U.S. Dollars
2009	U.S.$	11,726
2010		6,658
2011		5,460
2012		4,740
2013 and thereafter		8,986

	U.S.$	37,570

The Group has guaranteed 58.7% of Sky’s minimum commitments for use of satellite transponders over a period ending in 2015. This guarantee is estimated to be in the aggregate amount of approximately U.S.$80.8 million (undiscounted) as of December 31, 2008 (see Notes 2, 8 and 9).
The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected in the December 31, 2008 balance sheet as long-term debt (see Note 8).
The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047. As of December 31, 2008, non-cancellable annual lease commitments (undiscounted) are as follows:

2009	Ps.	237,498
2010		205,780
2011		120,223
2012		58,801
2013		17,053
Thereafter		145,722

	Ps.	785,077

At December 31, 2008, the Group had commitments of capital contributions to be made in 2009 and 2010 related to its 40% equity interest in La Sexta in the amount of €41.4 million (Ps.800,759) and €15.8 million (Ps.305,604), respectively (see Note 5).
In November 2007, Sky and Sky Brasil Servicos Ltda. (“Sky Brasil”) reached an agreement with Intelsat Corporation, and an affiliate, to build and launch a new 24-transponder satellite (“IS-16”) for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year service life. The IS-16, which is expected to be launched in the first semester of 2010, will provide back up for both platforms, and will also double Sky’s current capacity. The agreement requires the payment related to Sky of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that will be paid in two installments, the first one of U.S.$27.7 million in the first semester of 2010, and the second one of U.S.$110.9 million in the first semester of 2011. The agreement also contemplates the payment related to Sky of a monthly service fee of U.S.$150 thousand to be paid from the start of service date through September 2015.
In accordance with a tax amnesty provided by the Mexican tax law, the Group made payments in 2008 to the Mexican tax authority in the aggregate amount of Ps.88,109 to settle (i) a claim made for an alleged asset tax liability for the year ended December 31, 1994; and (ii) assertions made for withheld income taxes in connection with the acquisition of exclusivity rights of certain soccer players from foreign entities between 1999 and 2002. These payments were accrued by the Group as of December 31, 2007 (see Note 17).
Univision
In May 2005, Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, filed a complaint (which was subsequently amended) in the U.S. District Court for the Central District of California (the “Court”), alleging that Univision breached the Program License Agreement (the “PLA”), as amended, between Televisa Internacional, S.A. de C.V. and Univision, as well as the December 19, 2001 letter agreement between Televisa and Univision relating to soccer broadcast rights (the “Soccer Agreement”), among other claims (the “District Court Action”). Univision filed related answers as well as related counterclaims against Televisa and the Company.

In 2006, Televisa filed a separate lawsuit in the Los Angeles Superior Court, State of California seeking a judicial determination that on or after December 19, 2006, Televisa may transmit or permit others to transmit any television programming into the United States from Mexico by means of the Internet. That lawsuit was stayed based on the agreement of the parties to do so (the “Televisa Internet Claim”). In October 2006, Univision added a new counterclaim in the District Court Action for a judicial declaration that on or after December 19, 2006, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim” and jointly with the Televisa Internet Claim, the “Internet Claim”).
During 2006 and 2007, in connection with the Company’s complaint in the District Court Action, Univision made payments under protest to the Company of a portion of the disputed royalties and of other license fees that, Univision alleged, had been overpaid, and also sought recovery of these amounts in its counterclaims. At that time, the Group recognized these payments made by Univision as customer deposits and advances in its consolidated balance sheets (see Note 16).
On April 7, 2008, Univision dismissed without prejudice its counterclaims against Televisa with the exception of its claim for recoupment of disputed royalty payments made to the Company under protest and the Univision Internet Counterclaim.
On April 22, 2008, the Court in the District Court Action conducted the final pre-trial conference during which the Court ordered that the trial of the Univision Internet Counterclaim be bifurcated and tried by the Court after the conclusion of the jury trial regarding Televisa’s claims and Univision’s recoupment counterclaim.
After several continuances, the trial in the District Court Action commenced on January 6, 2009 and this phase of the litigation was settled.
On January 22, 2009, the Company and Univision announced an amendment to the PLA. In connection with this amendment, Televisa and Univision agreed to dismiss all claims in the District Court Action with the exception of the Univision Internet Counterclaim. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company, as well as a provision for certain yearly minimum guaranteed advertising of U.S.$66.5 million to be provided by Univision, at no cost, for the promotion of the Group’s businesses commencing in 2009. The Group recognized Ps.61,537 as revenue of the Programming Exports segment and Ps.236,032 as other income in the consolidated statement of income for the year ended December 31, 2008, in connection with certain payments from Univision that had previously been recorded as customer deposits and advances. Likewise, Univision paid the Company, as part of the settlement, an amount of U.S.$3.5 million (Ps.48,440), which was also recorded by the Group as other income in the consolidated statement of income for the year ended December 31, 2008 (see Note 17).
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez that commenced on June 9, 2009. A hearing for closing arguments before the Court is scheduled for July 8, 2009.
We cannot predict how the outcome of this trial will affect our business relationship with Univision with respect to Internet rights in the United States.
In addition, on September 5, 2008, Televisa filed a Complaint for Declaratory Relief against Univision before the Superior Court of the State of California, for the County of Los Angeles, seeking a declaration of its rights vis-a-vis Univision with respect to the United States broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa (the “Soccer Complaint”).
In the Soccer Complaint, Televisa sought a declaration that it has the legal right to broadcast in the United States, or license to third parties to broadcast in the United States, the home games of the Mexican League First Division soccer teams owned by Televisa.
On September, 2008 Univision filed a Cross-Complaint against Televisa, alleging among other causes of action, a claim for declaratory relief that it retained the exclusive U.S. broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa under the terms of the Program License Agreement.
On October 9, 2008, pursuant to an agreement between Televisa and Univision and an Order of the Court, Televisa submitted its Complaint for Declaratory Relief and Univision’s cause of action for declaratory relief to a private referee pursuant to a California code provision.

Trial was held on November 11-12 2008, before the private referee, the Honorable Richard Neal (Ret.) of JAMS. On December 18, 2008 Justice Neal filed a Decision in Televisa’s favor whereby he resolved that Televisa was entitled to a declaration and judgment that Univision’s broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa expired on December 19, 2008 (the “Statement of Decision”).
Univision dismissed with prejudice the other claims raised in its Cross-Complaint against Televisa.
On June 4, 2009, Honorable Ernest M. Hiroshige, Judge of the Superior Court of the State of California, for the County of Los Angeles, adjudged and decreed a final judgment consistent with the Statement of Decision, in favor of Televisa.
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
The Company’s shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates (“CPOs”), each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares (“GDS”), each GDS representing five CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series “A”, Series “B” and Series “D” Shares.
At December 31, 2008, shares of capital stock and CPOs consisted of (in millions):

	Authorized	Repurchased	Acquired by a	Acquired by a
	and	by the	Company’s	Company’s
	Issued(1)	Company(2)	Trust(3)	Subsidiary(4)	Outstanding
Series “A” Shares	120,182.8	(303.7)	(6,941.4)	(1,159.5)	111,778.2
Series “B” Shares	56,262.6	(267.3)	(3,610.1)	(586.1)	51,799.1
Series “D” Shares	85,758.8	(425.1)	(2,026.4)	(899.6)	82,407.7
Series “L” Shares	85,758.8	(425.1)	(2,026.4)	(899.6)	82,407.7

Total shares	347,963.0	(1,421.2)	(14,604.3)	(3,544.8)	328,392.7

Shares in the form of CPOs	286,678.7	(1,421.2)	(6,774.1)	(3,007.2)	275,476.2

CPOs	2,450.2	(12.1)	(57.9)	(25.7)	2,354.5

(1)	As of December 31, 2008, the authorized and issued capital stock amounted to Ps.10,060,950 (nominal Ps.2,378,506).

(2)
In 2006, 2007 and 2008, the Company repurchased 6,714.1 million, 7,861.2 million and 2,698.2 million shares in the form of 57.4 million, 67.2 million and 23.1 million CPOs, respectively, in the amount of Ps.2,692,926, Ps.4,049,902 and Ps.1,112,569, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and exercised at the discretion of management. In April 2006, 2007 and 2008, the Company’s stockholders approved the cancellation of 5,888.5 million, 8,275.8 million and 7,146.1 million shares of capital stock, respectively, in the form of 50.3 million, 70.7 million and 61.1 million CPOs, respectively, which were repurchased by the Company under this program.

(3)	In connection with the Company’s Long-Term Retention Plan described below.

(4)	In connection with the Company’s Stock Purchase Plan described below.

On December 21, 2006, the Company’s stockholders approved certain changes to the Company’s bylaws to conform to applicable regulations for Mexican public companies in accordance with the Mexican Stock Market Law, which became effective in June 2006. These changes included, among others, the creation of a corporate practices committee, additional duties for the audit committee, more specific responsibilities for members of the board of directors and the corporate executive officer, and a new name for the nature of the company under which the Company is incorporated, which changed from “Sociedad Anónima” or “S.A.” (limited liability company) to “Sociedad Anónima Bursátil” or “S.A.B.” (public limited liability company).
Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.
Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034177575 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps.0.00683551495 per share) before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.
At December 31, 2008, the restated tax value of the Company’s common stock was Ps.24,543,376. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).
Stock Purchase Plan
The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant of options to sell up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2008, the Company had assigned approximately 117.4 million CPOs, at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.
During 2006, 2007 and 2008, approximately 33.1 million CPOs, 7.8 million CPOs, and 2.0 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Plan in the amount of Ps. 443,941, Ps.123,653 and Ps.24,306, respectively.
Long-term Retention Plan
The Company adopted a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2007 and 2008, the Company had assigned approximately 52.5 million CPOs and 76.3 million CPOs or CPOs equivalent, respectively, at exercise prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and exercise periods between 2008 and 2012. During 2006, approximately 9.7 million CPOs were early vested and transferred to participants to be exercised pursuant to this Retention Plan in the amount of Ps.117,959. In 2008 and January 2009, approximately 12.1 million CPOs and 11.7 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Retention Plan in the amounts of Ps.119,460 and Ps.112,009, respectively.
As of December 31, 2008, the designated Retention Plan trust owned approximately 5.7 million CPOs or CPOs equivalents, that have been reserved to a group of employees, and may be granted at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2013 and 2023.

In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense, as required by IFRS 2 (see Note 1(r)), by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock		Long Term
	Purchase Plan		Retention Plan
Arrangements:
Year of grant	2003	2004	2004	2007	2008
Number of CPOs or CPOs equivalent granted	2,360	32,918	46,784	5,971	24,760
Contractual life	3-5 years	1-3 years	4-6 years	3-5 years	3 years
Assumptions:
Dividend yield	3.00%	3.00%	3.00%	3.00%	3.00%
Expected volatility(1)	31.88%	21.81%	22.12%	21.98%	33.00%
Risk-free interest rate	9.35%	6.52%	8.99%	7.54%	8.87%
Expected life of awards (in years)	4.01 years	2.62 years	4.68 years	3.68 years	2.84 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPOs.
A summary of the stock awards for employees as of December 31, is presented below (in constant Pesos and thousands of CPOs):

	2007		2008
	CPOs	Weighted-	CPOs or	Weighted-
	or CPOs	Average	CPOs	Average
	equivalent	Exercise Price	equivalent	Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	18,416	16.30	13,316	14.13
Granted	40	10.30	134	15.20
Exercised	(5,074)	15.85	(3,112)	13.67
Forfeited	(66)	10.30	(127)	10.58

Outstanding at beginning of year	13,316	14.13	10,211	13.96

Exercisable at end of year	11,236	16.24	10,169	13.99

Long-Term Retention Plan:
Outstanding at beginning of year	47,390	11.75	47,654	14.00
Granted	5,971	56.93	24,760	25.98
Exercised	(4,851)	11.73	(7,041)	10.05
Forfeited	(856)	10.30	(930)	9.55

Outstanding at beginning of year	47,654	14.00	64,443	18.29

Exercisable at end of year	4,824	10.30	9,927	9.55

As of December 31, 2008, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and the Long-term Retention Plan is 0.00 and 1.12 years, respectively.

13. Retained Earnings
In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. In 2006, the Company’s stockholders approved increases to the legal reserve amounting to Ps.193,802. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2007 and 2008. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
In prior years the Company’s stockholders approved appropriating from retained earnings a reserve for the repurchase of shares, at the discretion of management. In 2006, 2007 and 2008, this reserve was used, in connection with the cancellation of shares repurchased by the Company.
In April 2006, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.1,161,839 (nominal Ps.1,087,049), which consisted of nominal Ps.0.35 per CPO and nominal Ps.0.00299145 per share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2006.
In April 2007, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,506,492 (nominal Ps.4,384,719), which consisted of nominal Ps.1.45 per CPO and nominal Ps.0.01239316239 per share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2007.
In April 2008, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.2,229,973, which consisted of nominal Ps.0.75 per CPO and nominal Ps.0.00641025641 per share of series “A”, “B”, “D” and “L”, not in the form of a CPO, and was paid in cash in May 2008.
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
At December 31, 2008, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.2,314,078. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican Peso loan agreements (see Note 8).

14. Comprehensive Income
Comprehensive income related to the majority interest for the years ended December 31, 2006, 2007 and 2008, was as follows:

	2006		2007		2008
Net income	Ps.	8,908,943	Ps.	8,082,463	Ps.	7,803,652

Other comprehensive income (loss), net:
Foreign currency translation adjustments, net(1)		595,682		204,174		358,599
Result from holding non-monetary assets, net(2)		(67,302)		23,491		—
Result from available for-sale investments, net(3)		(565,862)		565,862		—
Gain (loss) on equity accounts of investees, net(4)		57,930		5,382		(58,109)
Cumulative result from hedge derivative contracts, net(5)		—		—		(3,918)

Total other comprehensive income, net		20,448		798,909		296,572

Comprehensive income	Ps.	8,929,391	Ps.	8,881,372	Ps.	8,100,224

(1)
The amount for 2006 included a foreign exchange loss of Ps.594,267, which was related to the hedge for the Group’s net investment in Univision recognized as a foreign entity investment through June 30, 2006 (see Notes 1(c) and 18). The amount for 2008, is presented net of income taxes of Ps.148,010.

(2)
Represented the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of deferred tax benefit (provision) of Ps.31,439 and Ps.(7,523), for the years ended December 31, 2006 and 2007, respectively (see Note 1(a)).

(3)
The amount for 2006 included a foreign exchange loss of Ps.617,148; a foreign exchange gain of Ps.559,845, which was related to the hedge for the Group’s investment in Univision recognized as an available-for-sale investment beginning in July 2006; a loss on monetary position of Ps.433,492; and a fair value loss effect of Ps.75,067. In 2007, the net amount of Ps.565,862, was applied to consolidated income as other expense, net (see Note 18).

(4)	Represents the gains or losses on the dilution of investments in equity investees, as well as other comprehensive income recognized by equity investees.

(5)	Net of an income tax benefit of Ps.1,524.

The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2006, 2007 and 2008, were as follows:

	Gain		Cumulative						Cumulative			Cumulative	Cumulative
	(Loss) on		Result				Result from		Result from			Result from	Effect of		Accumulated
	Equity		from Hedge		Accumulated		Available-For-Sale		Holding			Foreign	Deferred		Other
	Accounts of		Derivative		Monetary		Financial		Non-Monetary			Currency	Income		Comprehensive
	Investees		Contracts		Result		Assets		Assets			Translation	Taxes		(Loss) Income
Balance at January 1, 2006	Ps.	4,172,738	Ps.	—	Ps.	(35,186)	Ps.	—	Ps.	(2,593,505)	Ps.	(2,148,435)	Ps.	(3,224,437)	Ps.	(3,828,825)
Current year change		57,930		—		—		(565,862)		(67,302)		595,682		—		20,448

Balance at December 31, 2006		4,230,688		—		(35,186)		(565,862)		(2,660,807)		(1,552,753)		(3,224,437)		(3,808,377)
Current year change		5,382		—		—		565,862		23,491		204,174		—		798,909

Balance at December 31, 2007		4,236,050		—		(35,186)		—		(2,637,316)		(1,348,579)		(3,224,437)		(3,009,468)
Reclassifications to retained earnings		—		—		35,186		—		2,637,316		—		3,224,437		5,896,939
Current year change		(58,109)		(3,918)		—		—		—		358,599		—		296,572

Balance at December 31, 2008	Ps.	4,177,941	Ps.	(3,918)	Ps.	—	Ps.	—	Ps.	—	Ps.	(989,980)	Ps.	—	Ps.	3,184,043

Cumulative result from holding non-monetary assets as of December 31, 2006 and 2007 was net of a deferred income tax benefit of Ps. 390,414 and Ps.382,891, respectively.
In conjunction with certain provisions of Mexican FRS that became effective on January 1, 2008, related to reclassifying to retained earnings certain outstanding balances that were recognized in accumulated other comprehensive result in accordance with previous accounting guidelines, the Group reclassified to retained earnings the outstanding balances of cumulative loss from holding non-monetary assets, accumulated monetary loss and cumulative effect of deferred income taxes in the aggregate amount of Ps.5,896,939.

15. Minority Interest
Minority interest at December 31, consisted of:

	2007		2008
Capital stock(1)	Ps.	2,453,757	Ps.	2,867,182
Retained earnings(1)		609,488		1,442,234
Cumulative result from holding non-monetary assets(2)		(389,720)		—
Accumulated monetary result(2)		407		—
Cumulative effect of deferred income taxes(2)		1,328		—
Cumulative result from hedge derivative contracts, net(3)		—		(3,587)
Net income for the year		935,927		927,005

	Ps.	3,611,187	Ps.	5,232,834

(1)	Effective June 1, 2008, the Group began to consolidate the assets and liabilities of Cablemás.

(2)	These accounts were reclassified to retained earnings on January 1, 2008 (see Note 14).

(3)	Net of an income tax benefit of Ps.1,395.
16. Transactions with Related Parties
The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2006		2007		2008
Revenues:
Royalties (Univision)(a)	Ps.	1,466,561	Ps.	—	Ps.	—
Soccer transmission rights (Univision)		99,673		—		—
Programming production and transmission rights(b)		36,460		98,836		69,911
Administrative services(c)		55,602		65,586		80,297
Interest income		17,145		—		—
Advertising(d)		90,938		80,122		60,647

	Ps.	1,766,379	Ps.	244,544	Ps.	210,855

Costs:
Donations	Ps.	105,901	Ps.	98,029	Ps.	72,617
Administrative services(c)		11,633		30,101		16,577
Other		79,834		263,714		4,540

	Ps.	197,368	Ps.	391,844	Ps.	93,734

(a)
The Group receives royalties from Univision for programming provided pursuant to a program license agreement, as amended, that expires in December 2017. Effective 2007, Univision is no longer a related party (see Notes 2 and 11).

(b)	Services rendered to Endemol in 2006 and 2007 and other affiliates in 2006, 2007 and 2008.

(c)
The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(d)	Advertising services rendered to OCEN and Volaris in 2006, 2007 and 2008.

Other transactions with related parties carried out by the Group in the normal course of business include the following:
(1)
A consulting firm owned by a relative of one of the Group’s directors, which has, from time to time, provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2006, 2007 and 2008 amounted to Ps.19,281, Ps.20,816 and Ps.20,811, respectively.

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

(5)
During 2006, 2007 and 2008, a professional services firm in which a current director maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.17,256, Ps.21,831 and Ps.15,550, respectively.

(6)
A television production company, indirectly controlled by a company where a member of the board and executive of the Company is a stockholder, provided production services to the Group in 2006, 2007 and 2008, in the amount of Ps.84,229, Ps.153,364 and Ps.973, respectively.

(7)
During 2006, 2007 and 2008 the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps.172,033, Ps.189,852 and Ps.234,296, respectively.

(8)
During 2006, 2007 and 2008, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.172,033, Ps.189,852 and Ps.234,296, respectively.

The balances of receivables and (payables) between the Group and affiliates as of December 31, were as follows:

	2007		2008
Receivables:
Grupo TV Promo, S.A. de C.V.	Ps.	103,500	Ps.	—
Editorial Clío, Libros y Videos, S.A. de C.V.		9,241		6,524
Volaris (see Note 5)		10,859		40,197
OCEN (see Note 5)		28,666		10,393
TVI (see Note 2)		4,381		31,403
EMI Televisa Music, Inc.		41		27,198
Other		38,335		46,106

	Ps.	195,023	Ps.	161,821

Payables:
Productora y Comercializadora de Televisión, S.A. de C.V.	Ps.	—	Ps.	(60,909)
TechCo		(71,159)		(26,940)
News Corp. (see Note 2)		(50,303)		—
Other		(5,729)		(773)

	Ps.	(127,191)	Ps.	(88,622)

All significant account balances included in amounts due from affiliates bear interest. In 2006, 2007 and 2008, average interest rates of 7.5%, 7.7% and 8.2% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
Customer deposits and advances as of December 31, 2007 and 2008, included deposits and advances from affiliates and other related parties, which were primarily made by OCEN, Editorial Clío, Libros y Videos, S.A. de C.V., and Volaris, in an aggregate amount of Ps.161,286 and Ps.76,207, respectively.

17. Other Expense, Net
Other expense for the years ended December 31, is analyzed as follows:

	2006		2007		2008
Loss on disposition of investments, net (see Note 2)	Ps.	—	Ps.	669,473	Ps.	12,931
Donations (see Note 16)		135,001		150,224		78,856
Financial advisory and professional services(1)		102,876		191,495		21,532
Employees’ profit sharing(2)		31,649		20,821		27,345
Loss on disposition of fixed assets		—		37,989		45,394
Impairment adjustments(3)		93,464		493,693		609,595
Expenses of debt placement(4)		496,999		—		—
Termination fee income for the cancellation of a call option (see Note 5)		—		(462,083)		—
Other expense (income), net(5)		28,081		(148,260)		156,486

	Ps.	888,070	Ps.	953,352	Ps.	952,139

(1)
Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters, net in 2008 of Ps.284,472 related to other income from a litigation settlement (see Notes 2, 11 and 16).

(2)
The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employees’ profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

(3)
During 2006, 2007 and 2008, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment, as well as goodwill of certain businesses of its Television Broadcasting and Cable and Telecom segments. As a result of such testing, impairment adjustments were made to trademarks in 2006, goodwill in 2007, and trademarks and goodwill in 2008, of Ps.93,464, Ps. 493,693 and Ps.609,595, respectively (see Note 7).

(4)	In 2006, these expenses were related to Senior Notes due 2013 (see Note 8).

(5)
In 2007, includes primarily a cancellation of a provision for certain contingencies in connection with the acquisition of exclusivity rights of certain soccer players from foreign entities (see Note 11).

18. Integral Cost of Financing
Integral cost of financing for the years ended December 31, consisted of:

	2006		2007		2008
Interest expense(1)	Ps.	2,010,425	Ps.	2,176,998	Ps.	2,816,369
Interest income		(1,135,400)		(1,844,653)		(1,299,789)
Foreign exchange loss (gain), net(2)		197,678		(215,897)		(685,698)
Loss from monetary position(3)		68,325		293,766		—

	Ps.	1,141,028	Ps.	410,214	Ps.	830,882

(1)
Interest expense in 2006 and 2007, includes Ps.41,341 and Ps.13,034, respectively, derived from the UDI index restatement of Company’s UDI-denominated debt securities, and a net loss from related derivative contracts of Ps.1,741, in 2008, (see Notes 8 and 9).

(2)
Includes in 2006, 2007 and 2008 a net loss (gain) from foreign currency derivative contracts of Ps.59,916, Ps.(39,087) and Ps.(889,562), respectively. A foreign exchange loss in 2006 and 2007 of Ps.34,422 and Ps.211,520, respectively, related to the hedge for the Group’s net investment in Univision, was recognized in 2006 in consolidated stockholders’ equity as other comprehensive income or loss, and in 2007 in consolidated income as other expense, net (see Notes 1(c) and 14).

(3)
The gain or loss from monetary position represented the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2006 and 2007 of Ps.111,652 and Ps.135,548, respectively, arising from temporary differences of non-monetary items in calculating deferred income tax (see Notes 1(a) and 19).

19. Income Taxes
The Company is authorized by the Mexican tax authorities to compute its income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
The Mexican corporate income tax rate in 2006, 2007 and 2008 was 29%, 28% and 28%, respectively. In accordance with the current Mexican Income Tax Law, the corporate income tax rate in subsequent years will be 28%.
In October 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. The asset tax was computed on a fully consolidated basis through December 31, 2007. In general, Mexican companies are subject to paying the greater of the IETU or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and the following years. Although the IETU is defined as a minimum tax it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2007 and 2008, this tax law change did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay the new tax in the near future.
The income tax provision for the years ended December 31, 2006, 2007 and 2008 was comprised as follows:

	2006		2007		2008
Income taxes, current	Ps.	799,833	Ps.	3,707,763	Ps.	3,146,339
Income taxes, deferred		1,292,645		(358,122)		417,856

	Ps.	2,092,478	Ps.	3,349,641	Ps.	3,564,195

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2006	2007	2008
Tax at the statutory rate on income before provisions	29	28	28
Differences in inflation adjustments for tax and book purposes	—	2	1
Unconsolidated income tax	—	1	1
Minority interest	—	(4)	—
Changes in valuation allowances:
Asset tax	3	3	(3)
Tax loss carryforwards	3	—	—
Foreign operations	(2)	(5)	4
Equity in losses of affiliates, net	1	2	2
Use of tax losses(a)	(16)	—	—
Flat rate business tax	—	—	(4)

Provision for income tax and the asset tax	18	27	29

(a)	In 2006, this amount represents the effect of the use of tax deductions related to certain transactions made by the Group in connection with a corporate reorganization.

The Group has tax loss carryforwards at December 31, 2008, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries(1)	Ps.	2,775,709	From 2009 to 2018
Non-Mexican subsidiaries(2)		2,730,550	From 2009 to 2028

		5,506,259
Capital tax loss carryforwards:
Unconsolidated Mexican subsidiaries(3)		102,073	From 2009 to 2010

	Ps.	5,608,332

(1)
During 2006, 2007 and 2008, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.3,279,827, Ps.3,438,922 and Ps.699,845, respectively. In 2006, 2007 and 2008, the carryforward amount includes the operating tax loss carryforwards related to the minority interest of Sky.

(2)	Approximately for the equivalent of U.S.$197.3 million related to losses from subsidiaries in Europe, South America and the United States.

(3)	These carryforwards can only be used in connection with capital gains to be generated by such subsidiaries.
In 2006, the asset tax rate was 1.8%. In 2007, the asset tax rate decreased from 1.8% to 1.25%; however, those asset tax deductions that were permitted in prior years were no longer allowed in 2007.
The asset tax was calculated on a fully consolidated basis through December 31, 2007.
The deferred taxes as of December 31, 2007 and 2008, were principally derived from the following temporary differences:

	2007		2008
Assets:
Accrued liabilities	Ps.	700,449	Ps.	775,913
Goodwill		945,687		1,062,680
Tax loss carryforwards		843,549		805,779
Allowance for doubtful accounts		286,933		339,977
Customer advances		901,333		802,919
Other items		148,517		269,670
Liabilities:
Inventories		(401,788)		(259,418)
Property, plant and equipment, net		(961,509)		(1,520,432)
Prepaid expenses		(1,403,224)		(1,539,708)
Sky		(525,164)		(465,294)

Deferred income taxes of Mexican companies		534,783		272,086
Deferred income taxes of foreign subsidiaries		547,532		(81,575)
Asset tax		1,477,037		891,094
Flat rate business tax		—		40,095
Valuation allowances(a)		(3,832,186)		(3,386,861)

Deferred income tax liability, net	Ps.	(1,272,834)	Ps.	(2,265,161)

(a)	Reflects valuation allowances of foreign subsidiaries of Ps.565,913 and Ps.627,308 at December 31, 2007 and 2008, respectively.

A roll forward of the Group’s valuation allowance for 2008 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,409,462)	Ps.	(1,477,037)	Ps.	(945,687)	Ps.	(3,832,186)
Increases		—		—		(116,993)		(116,993)
Decreases		(23,625)		585,943		—		562,318

Balance at end of year	Ps.	(1,433,087)	Ps.	(891,094)	Ps.	(1,062,680)	Ps.	(3,386,861)

The change in the deferred income tax liability for the year ended December 31, 2008, representing a credit of Ps.992,327 was recognized as follows:

Charge to the stockholder’s equity	Ps.	145,091
Charge to the provision for deferred income tax		417,856
Initial consolidation of Cablemás		429,380

	Ps.	992,327

20. Earnings per CPO/Share
During the years ended December 31, 2006, 2007 and 2008, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2006	2007	2008
Total Shares	339,776,222	333,652,535	329,579,613
CPOs	2,451,792	2,399,453	2,364,642
Shares not in the form of CPO units:
Series “A” Shares	52,915,849	52,915,849	52,915,849
Series “B” Shares	187	187	187
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239
Earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2006, 2007 and 2008, are presented as follows:

	2006				2007				2008
			Per Each				Per Each				Per Each
			Series “A”, “B”,				Series “A”, “B”,				Series “A”, “B”,
	Per		“D” and “L”		Per		“D” and “L”		Per		“D” and “L”
	CPO		Share		CPO		Share		CPO		Share
Continuing operations	Ps.	3.07	Ps.	0.03	Ps.	2.84	Ps.	0.02	Ps.	2.77	Ps.	0.02
Discontinued operations		—		—		—		—		—		—

Majority interest net income	Ps.	3.07	Ps.	0.03	Ps.	2.84	Ps.	0.02	Ps.	2.77	Ps.	0.02

21. Foreign Currency Position
The foreign currency position of monetary items of the Group at December 31, 2008, was as follows:

	Foreign
	Currency	Year-End		Mexican
	Amounts	Exchange Rate		Pesos
	(Thousands)
Assets:
U.S. dollars	2,161,532	Ps.	13.8400	Ps.	29,915,603
Euros	116,134		19.3420		2,246,264
Argentinean Pesos	86,755		4.0081		347,723
Chilean Pesos	11,094,589		0.0217		240,753
Colombian Pesos	20,296,250		0.0061		123,807
Venezuelan Bolivar	38,596		6.4372		248,450
Other Currencies					71,865
Liabilities:
U.S. dollars	2,552,121	Ps.	13.8400	Ps.	35,321,355
Euros	16,986		19.3420		328,543
Argentinean Pesos	69,936		4.0081		280,311
Chilean Pesos	14,820,831		0.0217		321,612
Colombian Pesos	25,468,821		0.0061		155,360
Brasilean real	37,434		5.9758		223,698
Other currencies					85,908

Transactions incurred during 2008 in foreign currencies were as follows:

			U.S. Dollar
			Equivalent of other
			Foreign Currency		Total		Mexican
	U.S. Dollar		Transactions		U.S. Dollar		Pesos(1)
	(Thousands)		(Thousands)		(Thousands)
Income:
Revenues	U.S.$	531,142	U.S.$	151,937	U.S.$	683,079	Ps.	9,453,813
Other income		31,134		7,677		38,811		537,144
Interest income		51,296		5,780		57,076		789,932

	U.S.$	613,572	U.S.$	165,394	U.S.$	778,966	Ps.	10,780,889

Purchases, costs and expenses:
Purchases of inventories	U.S.$	203,897	U.S.$	13,467	U.S.$	217,364	Ps.	3,008,318
Purchases of property and equipment		256,866		6,400		263,266		3,643,601
Investments		155,743		61,995		217,738		3,013,494
Costs and expenses		352,527		42,177		394,704		5,462,703
Interest expense		119,183		385		119,568		1,654,821

	U.S.$	1,088,216	U.S.$	124,424	U.S.$	1,212,640	Ps.	16,782,937

Net	U.S.$	(474,644)	U.S.$	40,970	U.S.$	(433,674)	Ps.	(6,002,048)

(1)
Income statement amounts translated at the year-end exchange rate of Ps.13.84 for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

As of December 31, 2008, the exchange rate was Ps.13.84 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
As of June 22, 2009, the exchange rate was Ps.13.3518 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
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
Cable and Telecom
The Cable and Telecom segment includes the operation of a cable and telecommunication system in the Mexico City metropolitan area (Cablevisión); beginning in December 2007, the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and crosses directly into the United States in the cities of San Antonio, Texas and San Diego, California (Bestel); and beginning in June 2008, the operation of cable and telecommunication networks covering 49 cities of Mexico (Cablemás). The cable and telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription (beginning in third quarter of 2007), as well as from local and national advertising sales. The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses
The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, internet, gaming (beginning in the second quarter of 2006), radio (beginning in the first quarter of 2007) and publishing distribution (beginning in the third quarter of 2008). The Group’s Radio business was presented as a separate reportable segment in 2006, and the Publishing Distribution business was presented as a separate reportable segment in 2006 and 2007. Radio and Publishing Distribution were classified into the Other Businesses segment in 2007 and 2008, respectively, since their operations became no longer significant to the Group’s consolidated financial statements taken as a whole.
The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2006, 2007 and 2008.

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income (Loss)
2006:
Television Broadcasting	Ps.	21,760,426	Ps.	579,576	Ps.	21,180,850	Ps.	10,996,343
Pay Television Networks		1,379,003		289,526		1,089,477		707,897
Programming Exports		2,190,272		—		2,190,272		901,965
Publishing		2,993,912		19,711		2,974,201		576,677
Sky		7,732,878		93,825		7,639,053		3,689,128
Cable and Telecom		2,059,350		5,040		2,054,310		847,527
Other Businesses		2,372,126		142,590		2,229,536		(206,222)

Segment totals		40,487,967		1,130,268		39,357,699		17,513,315
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,130,268)		(1,130,268)		—		(467,828)
Depreciation and amortization expense		—		—		—		(2,779,772)

Consolidated total	Ps.	39,357,699	Ps.	—	Ps.	39,357,699	Ps.	14,265,715 (1)

2007:
Television Broadcasting	Ps.	21,213,175	Ps.	456,133	Ps.	20,757,042	Ps.	10,518,063
Pay Television Networks		1,851,969		487,718		1,364,251		1,150,226
Programming Exports		2,262,137		620		2,261,517		1,032,022
Publishing		3,311,867		16,918		3,294,949		624,360
Sky		8,402,151		80,124		8,322,027		4,037,860
Cable and Telecom		2,611,613		3,063		2,608,550		947,178
Other Businesses		3,039,667		86,477		2,953,190		(237,399)

Segment totals		42,692,579		1,131,053		41,561,526		18,072,310
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,131,053)		(1,131,053)		—		(368,344)
Depreciation and amortization expense		—		—		—		(3,223,070)

Consolidated total	Ps.	41,561,526	Ps.	—	Ps.	41,561,526	Ps.	14,480,896 (1)

2008:
Television Broadcasting	Ps.	21,460,653	Ps.	296,012	Ps.	21,164,641	Ps.	10,504,876
Pay Television Networks		2,212,502		692,388		1,520,114		1,378,152
Programming Exports		2,437,237		26,410		2,410,827		1,076,769
Publishing		3,700,361		14,436		3,685,925		648,626
Sky		9,162,172		8,010		9,154,162		4,416,783
Cable and Telecom		6,623,367		6,271		6,617,096		2,134,813
Other Businesses		3,498,615		79,102		3,419,513		(242,812)

Segment totals		49,094,907		1,122,629		47,972,278		19,917,207
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,122,629)		(1,122,629)		—		(478,285)
Depreciation and amortization expense		—		—		—		(4,311,115)

Consolidated total	Ps.	47,972,278	Ps.	—	Ps.	47,972,278	Ps.	15,127,807 (1)

(1)	Consolidated totals represent consolidated operating income.

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
The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2006, 2007 and 2008.

					Additions to
	Segment		Segment		Property,
	Assets		Liabilities		Plant and
	at Year-End		at Year-End		Equipment
2006:
Continuing operations:
Television operations(1)	Ps.	60,019,459	Ps.	24,294,817	Ps.	1,150,077
Publishing		2,185,263		365,010		36,507
Sky		6,445,978		5,619,942		1,038,535
Cable and Telecom		3,050,590		763,844		860,518
Other Businesses		6,257,912		1,437,011		342,895

Total	Ps.	77,959,202	Ps.	32,480,624	Ps.	3,428,532

2007:
Continuing operations:
Television operations(1)	Ps.	60,211,587	Ps.	26,298,566	Ps.	1,149,261
Publishing		3,012,529		673,078		156,341
Sky		8,893,874		6,178,789		1,338,938
Cable and Telecom		7,806,023		4,706,581		851,379
Other Businesses		6,685,602		1,437,859		419,520

Total	Ps.	86,609,615	Ps.	39,294,873	Ps.	3,915,439

2008:
Continuing operations:
Television operations(1)	Ps.	74,632,445	Ps.	27,221,506	Ps.	1,126,784
Publishing		3,571,663		875,531		82,747
Sky		10,692,386		6,814,814		1,273,819
Cable and Telecom		19,024,327		11,037,061		2,144,334
Other Businesses		5,272,716		1,616,955		563,762

Total	Ps.	113,193,537	Ps.	47,565,867	Ps.	5,191,446

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

Segment assets reconcile to total assets as follows:

	2007		2008
Segment assets	Ps.	86,609,615	Ps.	113,193,537
Investments attributable to:
Television operations(1)		3,781,767		2,086,163
Cable and Telecom		3,583,173		430,699
Other Businesses		772,648		879,292
Goodwill net attributable to:
Television operations		909,792		482,697
Publishing		690,144		693,590
Cable and Telecom		1,780,024		4,280,513
Other Businesses		576,313		805,314

Total assets	Ps.	98,703,476	Ps.	122,851,805

(1)	Includes goodwill attributable to equity investments of Ps.22,004 and Ps.47,544 in 2007and 2008, respectively.
Equity method loss for the years ended December 31, 2006, 2007 and 2008 attributable to television operations, equity investments approximated Ps.(630,086), Ps.(768,457) and Ps. (952,347), respectively.
Segment liabilities reconcile to total liabilities as follows:

	2007		2008
Segment liabilities	Ps.	39,294,873	Ps.	47,565,867
Notes payable and long-term debt not attributable to segments		18,758,303		28,034,262

Total liabilities	Ps.	58,053,176	Ps.	75,600,129

Geographical segment information:

					Additions to
	Total		Segment Assets		Property, Plant
	Net Sales		at Year-End		and Equipment
2006:
Mexico	Ps.	34,793,376	Ps.	72,199,969	Ps.	3,391,671
Other countries		4,564,323		5,759,233		36,861

	Ps.	39,357,699	Ps.	77,959,202	Ps.	3,428,532

2007:
Mexico	Ps.	36,532,710	Ps.	71,194,036	Ps.	3,779,583
Other countries		5,028,816		15,415,579		135,856

	Ps.	41,561,526	Ps.	86,609,615	Ps.	3,915,439

2008:
Mexico	Ps.	41,176,318	Ps.	91,024,558	Ps.	5,029,480
Other countries		6,795,960		22,168,979		161,966

	Ps.	47,972,278	Ps.	113,193,537	Ps.	5,191,446

Net sales are attributed to geographical segment based on the location of customers.

23. Differences between Mexican FRS and U.S. GAAP
The Group’s consolidated financial statements are prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and stockholders’ equity as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008.
Reconciliation of Net Income

	2006		2007		2008
Majority interest net income as reported under Mexican FRS	Ps.	8,908,943	Ps.	8,082,463	Ps.	7,803,652

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of depreciation		68,758		92,713		105,205
(b) Deferred costs, net of amortization		19,149		97,672		15,818
(c) Deferred debt refinancing costs, net of amortization		31,396		31,420		31,574
(d) Equipment inflation restatement, net of depreciation		(121,055)		(43,042)		—
(e) Purchase accounting adjustments:
Amortization of network affiliation agreements		(7,159)		(7,159)		(4,176)
Depreciation of fixed assets		(12,118)		(12,118)		(12,118)
Amortization of other assets		(5,003)		(5,006)		(5,006)
Amortization of subscribers list		(104,179)		(156,268)		(156,268)
Impairment of goodwill		—		493,693		427,095
(g) Equity method investees:
Cablemás		—		(25,057)		—
(h) Univision investment:
Sale of investment		—		(298,336)		—
Hedge accounting		559,845		—		—
(i) Derivative financial instruments(1)		(1,397,789)		—		—
(k) Production and film costs		281,297		23,895		(133,983)
(l) Deferred income taxes and employees’ profit sharing:
Deferred income taxes(1)		77,260		(5,905)		49,565
Deferred employees’ profit sharing(1)		10,342		(33,252)		19,065
(m) Maintenance reserve		(2,744)		(3,949)		(18,062)
(n) Minority interest on U.S. GAAP adjustments		1,134		1,632		7,465

Total U.S. GAAP adjustments, net		(600,866)		150,933		326,174

Net income under U.S. GAAP	Ps.	8,308,077	Ps.	8,233,396	Ps.	8,129,826

(1)	Net of inflation effects in 2006 and 2007. Effective January 1, 2008, the Group discontinued recognizing the effects of inflation (see Note 1(a)).
Reconciliation of Stockholders’ Equity

	2007		2008
Total stockholders’ equity under Mexican FRS	Ps.	40,650,300	Ps.	47,251,676

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(756,093)		(650,888)
(b) Deferred costs, net of amortization		(15,818)		—
(c) Deferred debt refinancing costs, net of amortization		(541,832)		(510,258)
(e) Purchase accounting adjustments:
Broadcast license and network affiliation agreements		124,089		119,913
Fixed assets		42,407		30,289
Other assets		45,463		40,457
Goodwill on acquisition of Bay City		(611,150)		(184,055)
Goodwill on acquisition of minority interest in Editorial Televisa		1,358,428		1,358,428
Subscribers list		364,626		208,358
Goodwill on acquisition of minority interest in Sky		86,236		86,236
(f) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		140,380		140,380
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		109,988		109,988
(g) Equity method investees:
OCEN		(2,446)		(2,446)
Cablemás		(25,057)		(25,057)
(j) Pension plan and seniority premiums		395,842		(85,489)
(k) Production and film costs		(1,514,772)		(1,648,755)
(l) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		514,647		698,985
Deferred employees’ profit sharing		(148,279)		(129,214)
(m) Maintenance reserve		18,062		—
(n) Minority interest		(3,655,162)		(5,269,344)

Total U.S. GAAP adjustments, net		(4,070,441)		(5,712,472)

Total stockholders’ equity under U.S. GAAP	Ps.	36,579,859	Ps.	41,539,204

A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2007		2008
Balance at January 1,	Ps	. 35,799,109	Ps	. 36,579,859
Net income for the year		8,233,396		8,129,826
Repurchase of capital stock		(3,948,331)		(1,251,148)
Dividends		(4,506,492)		(2,229,973)
Sale of capital stock under stock-based compensation plan		99,771		138,580
Stock based compensation		140,517		222,046
Other comprehensive income:
Changes in other comprehensive income of equity investees		5,382		(58,109)
Net unrealized loss on available-for-sale financial asset, net of tax		565,862		—
Result from holding non-monetary assets, net of tax		(138,776)		—
Foreign currency translation, net of tax		505,446		358,599
Pension and post retirement, net of tax		(176,025)		(350,476)

Balance at December 31,	Ps	. 36,579,859	Ps	. 41,539,204

Through December 31, 2007, the reconciliation to U.S. GAAP included a reconciling item for the effect of applying the option provided by the Mexican FRS Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirement of Regulation S-X of the Securities and Exchange Commission (“SEC”). Effective January 1, 2008, the Group discontinued recognizing the effects of inflation (see Note 1(a)).
The reconciliations to U.S. GAAP for the years ended December 31, 2006 and 2007 do not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS Bulletin B-10 because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.
Through December 31, 2007, assets, liabilities and results of operations of non-Mexican subsidiaries and affiliates were first converted to Mexican FRS, restated in order to recognize the effects of inflation based on the inflation of each foreign country, and then translated to Mexican Pesos utilizing the exchange rate as of the balance sheet date at year-end. The results arising from such translation differences were recognized in consolidated stockholders’ equity as part of the accumulated other comprehensive income or loss. Assets and liabilities of non-Mexican operations that were integral to Mexican operations were converted to Mexican FRS and translated to Mexican Pesos by utilizing the exchange rate of the balance sheet date at year-end for monetary assets and liabilities, with the related adjustment included in net income, and historical exchange rates for non-monetary items.
Beginning on January 1, 2008, for non-Mexican subsidiaries and affiliates operating in a local currency environment, assets and liabilities are translated into Mexican Pesos at year-end exchange rates, and results of operations and cash flows are translated at average exchange rates prevailing during the year. The results arising from such translation adjustments are accumulated as a separate component of accumulated other comprehensive income or loss in consolidated stockholders’ equity. Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the balance sheet date for monetary assets and liabilities, and historical exchange rates for nonmonetary items, with the related adjustment included in the consolidated statement of income as integral result of financing.

(a) Capitalization of Financing Costs, Net of Accumulated Depreciation
Prior to 2007, Mexican FRS allowed, but did not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized included interest costs, gains from monetary position and foreign exchange losses. Since January 1, 2007, the Group has been applying NIF D-6, “Capitalization of financing costs,” which is similar to the provisions set forth under U.S. GAAP.
U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In both instances U.S. GAAP does not allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods presented. Rather, the U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then.
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
(c) Deferred Debt Refinancing Costs, Net of Amortization
In March and May 2005, the Group issued Senior Notes due 2025 to fund the Group’s tender offers made for any or all of the Senior Notes due 2011, and the Mexican Peso equivalent of UDI-denominated Notes due 2007. In conjunction therewith, under Mexican FRS, premiums paid to the old noteholders were capitalized and are being amortized as an adjustment of interest expense over the remaining term of the new debt instrument.
For U.S. GAAP purposes, premiums paid by the debtor to the old creditors are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. The adjustment to U.S. GAAP net income reflects the reversal of amortization expense recorded under Mexican FRS in such periods.
(d) Equipment Inflation Restatement, Net of Depreciation
Through December 31, 2007, the Group restated equipment of non-Mexican origin using the Specific Index for determining the price-level accounting restated balances under Mexican FRS. Effective January 1, 2008, the Group discontinued recognizing the effects of inflation (see Note 1(a)).
Under Regulation S-X of the Securities Act, for U.S. GAAP purposes, the restatement of equipment of non-Mexican origin by the Specific Index method is a deviation from the historical cost concept. The U.S. GAAP net income and stockholders’ equity reconciliations through December 31, 2007 reflect adjustments to reverse the Specific Index restatement recognized under Mexican FRS and to restate equipment of non-Mexican origin by the change in the NCPI and recalculate the depreciation expense on this basis. In addition, the result from holding non-monetary assets adjustment recognized in stockholders’ equity under Mexican FRS related to fixed assets totaling Ps.6,963 and (Ps.225,371) for the years ended December 31, 2006 and 2007, respectively, has been reversed for U.S. GAAP purposes. As of December 31, 2007, related equipment was completely depreciated for Mexican FRS purposes; consequently, such adjustment is no longer applicable for U.S. GAAP purposes.

(e) Purchase Accounting Adjustments
In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radiotelevisión, S.A. de C.V. and under Mexican FRS, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license, network affiliation agreements, programming and advertising contracts, fixed assets and other assets. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. The U.S. GAAP net income adjustment for each of the periods presented herein represents the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes. In addition, in 2007 and 2008 for Mexican FRS purposes, the Group recorded an impairment of goodwill for an amount of Ps.493,693 and Ps.427,095 respectively (which had a net balance after impairment of Ps.611,150 and Ps. 184,055, respectively). Therefore, the 2007 and 2008, U.S. GAAP net income and stockholders’ equity reconciliation reflects the reversal of such impairment, since for U.S. GAAP purposes, the carrying value of goodwill was lower than Mexican FRS (due to the previous purchase price allocation to intangible assets and fixed assets).
In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group. The incremental purchase price adjustment under U.S. GAAP was allocated to goodwill. There is no net income adjustment as goodwill is no longer amortized for either Mexican FRS or U.S. GAAP purposes. The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS.
In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky that DIRECTV acquired from Liberty Media. This minority interest acquisition amounted to approximately U.S.$58.7 million (Ps.699,891). After this transaction, the Group (i) increased its equity stake in Sky from 52.7% to 58.7% (see Note 2); and (ii) under Mexican FRS, recognized the excess of the purchase price over the carrying value of this minority interest totaling Ps.711,311 within stockholders’ equity. Under U.S. GAAP, the acquisition of minority interest should be accounted for using the purchase method of accounting. The Group has recognized an intangible asset related to the subscribers’ list that should be amortized on a straight-line basis over its estimated subscriber period. In addition, the difference between the purchase price and the fair value of the net assets acquired, including identifiable intangible assets, was recorded as goodwill in the amount of Ps.86,236. The U.S. GAAP net income adjustment reflects only the amortization of the subscribers’ list recognized for U.S. GAAP purposes.
(f) Goodwill and Other Intangible Assets
The carrying amount of goodwill by segment under U.S. GAAP as of December 31, 2007 and 2008, are as follows:

	2007		2008
Consolidated subsidiaries:
Television Broadcasting	Ps.	337,094	Ps.	337,094
Cable and Telecom (1)		1,552,054		4,259,514
Publishing		2,055,103		2,058,548
Other segments		155,224		155,224
Equity method investees		852,696		879,267

	Ps.	4,952,171	Ps.	7,689,647

The U.S. GAAP net carrying value of intangible assets as of December 31, 2007 and 2008 amounted to:

	2007		2008
Trademarks (2)(3)	Ps.	824,263	Ps.	803,452
Television network concession (2)		742,605		742,605
TVI concession		262,925		262,925
Telecom concession (4)		29,113		783,290
Sky concession		—		96,042
Network affiliation agreements (2)		119,913		119,913
Licenses and software (5)		393,843		633,702
Subscriber list		705,027		740,251
Deferred financing costs		288,462		378,734
Other		112,698		512,212

	Ps.	3,478,849	Ps.	5,073,126

(1)	Includes Cablemás in 2008. See Note 7.

(2)	Indefinite-lived.

(3)	Includes translation effect, impairment adjustments and acquisitions (see Note 7).

(4)	In 2008, the increase in Telecom concessions was mainly due to the acquisition of Bestel and the resulting recognition of the telecom concession valued at Ps. 728,884 (see Note 2).

(5)	In 2008, the increase in Licenses and software was mainly in the Cable and Telecom segment (see Note 7).
The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.650,881 for each of the next five fiscal years.

(g) Equity Method Investees
Cablemás
As described in Note 2, in November 2006, the Group invested U.S.$258 million (Ps.2,943,986) in convertible debentures of Alvafig, an entity created to hold a 49% equity interest in Cablemás. The Group has identified Alvafig as a variable interest entity, and the Group as the primary beneficiary of the investment in this entity. Hence, the assets of Alvafig, consisting of a 49% equity interest in Cablemás, as well as its liabilities and results of operations were included in the consolidated financial statements of the Group for the years ended December 31, 2006 and 2007.
In February 2008, the Group made an additional investment of U.S.$100 million (Ps.1,082,560) in convertible debentures of Alvafig, which proceeds were used by this entity to increase its interest in the outstanding equity of Cablemás to approximately 54.6%, and retained a 49% of the voting equity of Cablemás. In May 2008, the Mexican regulatory authorities announced that the Group complied with all of the required regulatory conditions and authorized the conversion of debentures into 99.99% of the capital stock of Alvafig. Following this conversion, Alvafig ceased to be a variable interest entity where the Group was the primary beneficiary of the investment in this entity, and became an indirect subsidiary of the Company. Beginning in June 2008, Alvafig has a controlling interest in Cablemás and the Group began consolidating the assets, liabilities and results of operations of Cablemás in its consolidated financial statements. The Group is in the process of finalizing its purchase price allocation, which is expected to be completed in 2009. Amounts are not expected to differ significantly from amounts previously recorded.
Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. For Mexican FRS purposes in 2007, Cablemás recorded a reversal of a goodwill impairment loss previously recognized, as a result of changes in economic conditions affecting its investment. Under U.S. GAAP, reversal of goodwill impairment losses is not allowed. Therefore, the 2007 U.S. GAAP net income and stockholders’ equity adjustment reflects the reversal of the amount of impairment reversed for Mexican FRS purposes.
(h) Univision
Reversal of Hedge Accounting for Investment in Univision in 2006
Through June 30, 2006, the investment in Univision was accounted for under the equity method. The Group managed the currency exposure related to the net assets of Univision through the U.S. dollar-denominated debt agreements, which the Group entered into (its U.S.$300 million Senior Notes due 2011 and its U.S.$300 million Senior Notes due 2032). The Group hedged the total beginning-period amount of the net investment up to the total amount of hedging U.S. dollar-denominated debt and measured the ineffectiveness of such hedge based upon the change in the spot foreign exchange rate. Gains and losses in the Group’s net investment in Univision, for both Mexican FRS and U.S. GAAP purposes, were offset by exchange losses and gains in the Group’s debt obligations, which were charged or credited to other comprehensive income or loss.
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

Sale of investment in 2007
On March 29, 2007, the Group sold its investment in Univision. Upon the sale, under Mexican FRS the entire balance previously recorded in accumulated other comprehensive income when the investment was accounted for under the equity method related to (i) the foreign exchange gains and losses, (ii) the Group’s share of amounts reported in other comprehensive income or loss in the financial statements of Univision, and (iii) the foreign exchange losses and gains in the Group’s debt obligations recorded as part of the hedge accounting described in Note 14, remained in stockholders’ equity rather than being reclassified into earnings.
For U.S. GAAP purposes, upon the sale of the investment, those amounts should be reclassified into the income statement. Therefore, the 2007 U.S. GAAP net income reconciliation includes the reclassification into earnings of those items recorded in other comprehensive income under Mexican FRS. There was no equity adjustment at December 31, 2007.
(i) Derivative Financial Instruments
During 2006, as described in Note 2, the Group announced its intention to have its shares and warrants to acquire shares of Univision common stock cashed out in connection with the merger contemplated by a related agreement entered into by Univision and an acquiring investor group. As of December 31, 2006, the Group’s warrants to acquire shares of Univision’s common stock have zero fair value since the per share exercise price of the warrants exceeds the U.S.$36.25 per share amount to be received under the merger agreement.
For the year ended December 31, 2006, the U.S. GAAP net income adjustment reflects the reversal of the carrying value of the warrants. Such warrants had not been valued under Mexican FRS.
(j) Pension Plan and Seniority Premiums
The components of net periodic pension and seniority premium plan cost for the year ended December 31, calculated in accordance with SFAS No. 87 (see Note 10).
Plan Assets or Liability at December 31
The pension and seniority premium plan liability and the severance indemnities as of December 31, 2007 and 2008, under SFAS 158, is as follows:

	2007		2008
Projected benefit obligation	Ps.	1,134,108	Ps.	1,372,154
Plan assets(1)		(1,628,730)		(1,404,589)

Funded status		(494,622)		(32,435)

Prepaid pension asset		(494,622)		(32,435)
Severance indemnities — projected benefit obligation		413,701		470,314

Balance sheet (asset) liability	Ps.	(80,921)	Ps.	437,879

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	1,104,212	Ps.	1,134,108
Service cost		69,709		77,961
Interest cost		42,245		91,797
Actuarial gain		(54,529)		(86,884)
Acquisition		—		45,231
Plan amendments(2)		—		142,581
Benefits paid		(27,529)		(32,640)

Projected benefit obligation at end of year	Ps.	1,134,108	Ps.	1,372,154

(1)	See Note 10.

(2)
The terms of a pension plan for certain Group’s employees were modified in the first quarter 2008 increasing the pension salary for each participant without exceeding a percentage of such pension salary.

Plan Assets
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
The Group does not expect to make significant contributions to its plan assets in 2009.
The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31 related to pension and post-retirement plans (net of income tax):

	2007		2008
Accumulated other comprehensive income as of beginning of year (net of income tax)	Ps.	461,031	Ps.	285,006
Net gain		(161,254)		(286,793)
Amortization of net gain		(22,561)		(68,098)
Amortization of prior service cost		7,790		8,333

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	285,006	Ps.	(61,552)

The amounts recognized in accumulated other comprehensive income as of December 31, are as follows:

	2007		2008
Prior service costs, net of income tax	Ps.	(52,614)	Ps.	(147,738)
Net actuarial gains, net of income tax		337,620		86,186

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	285,006	Ps.	(61,552)

(k) Production and Film Costs
Under Mexican FRS, the Group capitalizes production costs related to programs, which benefit more than one period, and amortizes them proportionately over the projected program revenues that are based on the Group’s historic revenue patterns for similar types of production. For Mexican FRS purposes, royalty agreements that are not film-specific are considered in projecting program revenues to capitalize related production costs.
Under U.S. GAAP, the Group follows the provisions of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SoP 00-2”). Pursuant to SoP 00-2, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican FRS allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization and subsequent write-offs.

(l) Deferred Income Taxes and Employees’ Profit Sharing
Under Mexican FRS, the Group applies the provisions of NIF D-4, “Income Taxes”, which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.
U.S. GAAP, SFAS No. 109, “Accounting for Income Taxes,” requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.
The components of the net deferred tax liability applying SFAS No. 109 consist of the following:

	December 31,		December 31,
	2007		2008
Net deferred income tax liability recorded under Mexican FRS on Mexican FRS balances (see Note 19)	Ps.	(1,272,834)	Ps.	(2,265,161)
Reclassification of non-current taxes related to non-wholly owned subsidiaries (Sky)		525,164		465,294

Net deferred income tax amount under SFAS No. 109 applied to Mexican FRS balances		(747,670)		(1,799,867)

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		211,706		182,248
Deferred costs		4,429		—
Purchase accounting adjustments		(161,444)		(111,724)
Pension plan and seniority premiums		(110,836)		23,937
Production and film costs		424,136		461,652
Maintenance reserve		(5,057)		—
Deferred debt refinancing costs		151,713		142,872

		514,647		698,985

Net deferred income tax liability under U.S. GAAP		(233,023)		(1,100,882)
Less:
Deferred income tax amount under SFAS No. 109 applied to Mexican FRS balances		(747,670)		(1,799,867)

Net deferred income tax adjustment required under U.S. GAAP	Ps.	514,647	Ps.	698,985

For purposes of the U.S. GAAP, the change in the deferred income tax liability for the year ended December 31, 2008, representing a credit of Ps.867,859 was recorded against the following accounts:

Charge to the provision for deferred income tax	Ps.	(428,161)
Initial consolidation of Cablemás		(429,380)
Charge to the stockholders’ equity		(10,318)

	Ps.	(867,859)

The components of net deferred employees’ profit sharing (“EPS”) liability applying SFAS No. 109 consist of the following:

	December 31,		December 31,
	2007		2008
Deferred EPS liability:
Current:
Inventories	Ps.	2,047	Ps.	2,047
Noncurrent:
Property, plant and equipment		(110,669)		(101,101)
Deferred costs		(57,143)		(55,850)
Pension plan and seniority premiums		33,984		44,876
Other		(16,498)		(19,186)

Total deferred EPS liability	Ps.	(148,279)	Ps.	(129,214)

The provisions for income tax and asset tax from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31 are as follows:

	2006		2007		2008
Current:
Mexican	Ps.	95,694	Ps.	3,111,895	Ps.	2,917,021
Foreign		200,418		197,265		169,448

		296,112		3,309,160		3,086,469

Deferred:
Mexican		1,820,616		124,799		428,161
Foreign		3,174		1,169		—

		1,823,790		125,968		428,161

	Ps.	2,119,902	Ps.	3,435,128	Ps.	3,514,630

Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), was issued in July 2006 and interprets SFAS No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations. The Company classifies income tax-related interest and penalties as income taxes in the financial statements.
The Group classifies income tax related interest and penalties as income taxes in the financial statements.
The following tax years remain open to examination and adjustment by the Group’s six major tax jurisdictions:

Mexico	2004 and all following years
United States of America	2005 and all following years for federal tax examinations, and 2004 and all following years for state tax examinations
Argentina	2003 and all following years
Chile	2003 and all following years
Colombia	2007 and all following years, and 2004 and all following years for companies having a tax loss
Switzerland	2006 and all following years
Effects of inflation accounting on U.S. GAAP adjustments
In order to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP specific adjustments described above, it was necessary to recognize through December 31, 2007 the effects of applying the Mexican FRS inflation accounting provisions to such adjustments. Effective January 1, 2008, the Group discontinued recognizing the effects of inflation (see Note 1(a)). Accordingly, no adjustment was necessary as of December 31, 2008.
In addition, as disclosed in Notes 18 and 19, under Mexican FRS, the monetary gain or loss generated by the monetary deferred tax temporary differences were reflected through December 31, 2007 within the integral cost of financing while those related to the non-monetary items were reflected within the deferred tax provision. For U.S. GAAP purposes, the Group followed through December 31, 2007 the provisions of EITF Issue No. 93-9 and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2006 and 2007, the Ps.79,582 and Ps.104,685, respectively, of monetary gain reflected within integral result of financing under Mexican FRS has been reclassified to the deferred tax provision under U.S. GAAP.

(m) Maintenance Reserve
Under Mexican FRS, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred. As of December 31, 2008, related accrual was completely utilized for Mexican FRS purposes.
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
Additional disclosure requirements
Presentation in the Financial Statements — Operating Income
Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Note 17). The differences relate primarily to the Television Broadcasting and Sky segments. Operating income of the Television Broadcasting segment would have been Ps.12,484,311, Ps.12,701,655 and Ps.12,680,515 and operating income of the Sky segment would have been Ps.3,582,205, Ps.3,877,643 and Ps.4,242,453 for the years ended December 31, 2006, 2007 and 2008, respectively.
To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2006, 2007 and 2008 under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (n) above:

	Year Ended December 31,
	2006		2007		2008
Net sales	Ps.	39,357,699	Ps.	41,561,526	Ps.	47,972,278
Cost of providing services (exclusive of depreciation and amortization)		16,512,644		18,108,061		21,708,070
Selling and administrative expenses		5,752,728		5,826,861		7,163,629
Depreciation and amortization		3,024,800		3,304,581		4,427,287

Income from operations		14,067,527		14,322,023		14,673,292
Integral result of financing, net		(2,290,042)		(250,909)		(740,584)
Other expense, net		(115,444)		(693,939)		(318,778)

Income before income taxes, minority interest and equity in earnings or losses of affiliates		11,662,041		13,377,175		13,613,930
Income tax and assets tax — current and deferred		(2,119,902)		(3,435,128)		(3,514,630)

Income before minority interest and equity in earnings or losses of affiliates		9,542,139		9,942,047		10,099,300
Minority interest		(609,219)		(934,295)		(919,540)
Equity in losses of affiliates		(624,843)		(774,356)		(1,049,934)

Net income	Ps.	8,308,077	Ps.	8,233,396	Ps.	8,129,826

Weighted average common shares outstanding (in millions)		339,776		333,653		329,580

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

Earnings per CPO and per share under U.S. GAAP are presented in constant Pesos for the years ended December 31, 2006, 2007 and 2008, as follows:

	2006				2007				2008
			Series “A”				Series “A”				Series “A”
			and “B”				and “B”				and “B”
	CPO		Shares		CPO		Shares		CPO		Shares
Basic EPS
Income from continuing operations available to common shareholders		6,760,300		1,246,779		6,865,699		1,305,558		6,673,204		1,305,066
Net income available to common shareholders		6,760,300		1,246,779		6,865,699		1,305,558		6,673,204		1,305,066
Weighted average number of common shares outstanding		2,451,792		52,916,036		2,399,453		52,916,036		2,364,642		52,916,036
Basic earnings per share (continuing operations)	Ps.	2.76	Ps.	0.02	Ps.	2.86	Ps.	0.02	Ps.	2.82	Ps.	0.02

Basic earnings per share (net income)	Ps.	2.76	Ps.	0.02	Ps.	2.86	Ps.	0.02	Ps.	2.82	Ps.	0.02

Diluted EPS
Dilutive potential shares		47,354		—		40,018		—		41,675		—
Total diluted weighted average common shares outstanding		2,499,146		52,916,036		2,439,471		52,916,036		2,406,317		52,916,036
Diluted earnings per share (continuing operations)	Ps.	2.71	Ps.	0.02	Ps.	2.81	Ps.	0.02	Ps.	2.77	Ps.	0.02

Diluted earnings per share (net income)	Ps.	2.71	Ps.	0.02	Ps.	2.81	Ps.	0.02	Ps.	2.77	Ps.	0.02

Presentation in the Financial Statements — Consolidated Balance Sheets
To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheet as of December 31, 2007 and 2008, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (o) above:

	December 31,		December 31,
	2007		2008
ASSETS
Current assets:
Cash and cash equivalents	Ps.	25,479,541	Ps.	33,583,045
Temporary investments		1,825,355		8,321,286
Trade notes and accounts receivable, net		17,294,674		18,199,880
Other accounts and notes receivable, net		2,536,803		2,231,562
Due from affiliated companies		195,023		161,821
Transmission rights and programming		3,154,681		3,343,448
Inventories		833,996		1,612,024
Current deferred taxes		2,313,598		2,598,374
Other current assets		653,260		1,105,871

Total current assets		54,286,931		71,157,311
Non-current assets:
Derivative financial instruments		53,527		2,316,560
Transmission rights and programming		3,737,976		4,676,006
Investments		7,322,304		3,321,107
Property, plant and equipment, net		25,140,243		30,177,799
Goodwill, net		4,952,171		7,689,647
Intangible assets, net		3,478,849		5,073,126
Deferred taxes		3,906,544		3,443,548
Financial instruments		765,777		—
Other assets		83,745		111,213

Total assets	Ps.	103,728,067	Ps.	127,966,317

	December 31,		December 31,
	2007		2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	488,650	Ps.	2,283,175
Current portion of satellite transponder lease obligation		97,696		138,806
Trade accounts payable		4,457,519		6,337,436
Customer deposits and advances		17,145,053		18,098,643
Taxes payable		684,497		830,073
Current deferred taxes		1,579,727		1,539,708
Accrued interest		307,814		439,777
Other accrued liabilities		1,815,877		2,293,806
Due from affiliated companies		127,191		88,622

Total current liabilities		26,704,024		32,050,046
Non-current liabilities:
Long-term debt		25,307,163		36,679,889
Derivative financial instruments		84,413		604,650
Satellite transponder lease obligation		1,035,134		1,172,857
Customer deposits and advances		2,665,185		589,369
Other long-term liabilities		2,500,757		3,690,776
Deferred taxes		5,021,717		5,732,310
Pension and seniority premiums		174,653		637,872

Total liabilities		63,493,046		81,157,769

Commitments and contingencies
Minority interest		3,655,162		5,269,344

Total stockholders’ equity		36,579,859		41,539,204

Total liabilities and stockholders’ equity	Ps.	103,728,067	Ps.	127,966,317

Cash flow information
Through December 31, 2007, Mexican FRS Bulletin B-12 issued by the MIPA specified the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources were determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, the inflation-adjusted statement of changes in financial position included certain non-cash items such as monetary gains and losses, unrealized foreign currency translation gains or losses and net effect of foreign investment hedges. Effective January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” requires a statement of cash flows as a part of a full set of financial statements in place of a statement of changes in financial position. Under NIF B-2, restatement of financial statements for years provided before 2008 is not required; therefore, under Mexican FRS, the Group presents statements of changes in financial position for the years ended December 31, 2006 and 2007. Under U.S. GAAP, SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican Pesos and U.S. dollars in 2006, 2007 and 2008) of Mexican financial institutions, to be cash equivalents.
The following is a statement of cash flows under U.S. GAAP basis in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by SFAS No. 95:

	2006		2007		2008
Operating activities:
Net income under U.S. GAAP	Ps.	8,308,077	Ps.	8,233,396	Ps.	8,129,826
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses of affiliates		624,843		774,356		1,049,934
Minority interest from continuing operations		609,219		934,295		919,540
Depreciation and amortization		3,024,800		3,304,581		4,427,287
Amortization of deferred debt refinancing		(31,396)		(31,420)		(31,574)
Impairment adjustments		93,464		—		182,500
Pension plans and seniority premiums		76,600		(23,739)		5,467
Deferred income tax		1,823,790		125,968		428,161
(Gain) loss on disposal of investment		(19,556)		822,671		—
Write-down of held-to-maturity debt security		—		—		405,111
Derivative financial instruments		(1,532,111)		140,398		(895,734)
Unrealized foreign exchange gain, net		(339,650)		139,064		4,981,960
Employee stock option plans		243,882		140,517		222,046
Maintenance reserve		2,744		3,949		18,062
(Income) loss from monetary position		(58,543)		542,533		—
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade notes and accounts receivable and customer deposits and advances, net		(1,367,269)		(1,651,317)		(1,395,961)
Inventories		(112,827)		(32,053)		(375,153)
Transmission rights, programs and films and production talent advances		495,475		(1,882,412)		(1,053,008)
Other accounts and notes receivable and other current assets		(1,152,498)		(528,894)		(391,399)
Increase (decrease) in:
Trade accounts payable		518,440		937,012		1,577,231
Other liabilities and taxes payable		320,708		116,801		1,727,626
Pension plan and seniority premiums		13,760		40,833		(81,314)

Net cash provided by operating activities		11,541,952		12,106,539		19,850,608

Financing activities:
Issuance of Senior Notes due 2037		—		4,500,000		—
Issuance of Senior Notes due 2012		—		2,481,521		—
Issuance of Senior Notes due 2018		—		—		5,241,650
Prepayment of Senior Notes due 2013 (Sky)		(3,034,536)		—		(122,886)
Repayment of Mexican peso debt		—		—		(480,000)
Satellite transponder lease payments		—		—		(97,696)
Other increase (decrease) in debt		3,631,565		(1,054,007)		1,231
Derivative financial instruments		—		—		(346,065)
Repurchase of capital stock		(3,224,515)		(3,948,331)		(1,112,568)
Sale of repurchased shares		587,263		99,771		—
Dividends paid		(1,161,839)		(4,506,492)		(2,229,973)
Minority interest		113,607		1,032,659		(332,029)

Net cash (used for) provided by financing activities		(3,088,455)		(1,394,879)		521,664

Investing activities:
Temporary investments		(826,920)		(915,818)		(5,208,287)
Due from affiliated companies, net		(894,658)		262,170		(89,826)
Investments		(2,829,030)		(5,184,797)		(1,982,100)
Disposition of investments		125,172		437,990		109,529
Disposition of held-to-maturity investments		—		—		874,999
Investments in property, plant and equipment		(2,887,888)		(2,977,154)		(5,099,631)
Proceeds from sale of shares of Univision		—		11,821,932		—
Acquisitions, net of cash acquired		—		(1,975,666)		—
Investment in goodwill and other intangible assets		(902,707)		(1,762,332)		(1,489,174)

Net cash used for investing activities		(8,216,031)		(293,675)		(12,884,490)

Net increase in cash and cash equivalents		237,466		10,417,985		7,487,782
Effect of exchange rate changes on cash and cash equivalents		7,228		22,086		131,854
Net increase in cash and cash equivalents upon acquisitions		—		138,261		483,868
Effect of inflation on cash and cash equivalents		(616,759)		(560,136)		—
Cash and cash equivalents at beginning of year		15,833,410		15,461,345		25,479,541

Cash and cash equivalents at end of year	Ps.	15,461,345	Ps.	25,479,541	Ps.	33,583,045

Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

	2006		2007		2008
Interest	Ps.	1,894,346	Ps.	1,905,621	Ps.	2,529,221
Income taxes and/or assets tax		1,132,412		2,955,115		2,657,525

Supplemental disclosures about non-cash activities:

	2006		2007		2008
Note receivable related to customer deposits	Ps.	12,406,786	Ps.	14,753,180	Ps.	14,383,384
Adoption of new accounting principles
Fair Value Measurements SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value of as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities)
•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
In February 2008, the FASB approved FASB Staff Position (“FSP”) No. SFAS 157-2, “Effective Date of FASB Statement No. 157 (“FSP No. SFAS 157-2”), which permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. SFAS 157-2 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP No. SFAS 157-2, the Group has decided to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.
During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The Group’s fair value measurement policies are consistent with the guidance in FSP No. SFAS 157-3.

The provisions of SFAS No. 157 were adopted by the Group on January 1, 2008. All fair value adjustments at December 31, 2008 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: temporary investments and derivative financial instruments. Fair values as of December 31, 2008 were calculated as follows:

			Quoted prices in		Internal models		Internal models
			active markets for		with significant		with significant
	U.S. GAAP Balance		identical		observable		unobservable
	at December 31,		Assets		Inputs		Inputs
	2008		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	8,321,286	Ps.	7,407,689	Ps.	913,597	Ps.	—
Derivative financial instruments		2,363,148		—		2,363,148		—

Total	Ps.	10,684,434	Ps.	7,407,689	Ps.	3,276,745	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—

Total	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—

Temporary Investments. Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock and other financial instruments denominated in U.S. dollars and Mexican Pesos (Note 1(d)).
Temporary investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include mostly fixed short-term deposits, equities and corporate fixed income securities denominated in U.S. dollars and Mexican Pesos. Such instruments are classified in Level 1 or Level 2 depending on the observability of the significant inputs.
For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. Such instruments are classified in Level 2.
Derivative Financial Instruments. Derivative Financial Instruments include swaps, forwards and options (Note 9).
The Group’s derivative portfolio is entirely over-the-counter (“OTC”). The Group’s derivatives are valued using industry standard valuation models; projecting the Group’s future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.
When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.
There were no recurring liabilities measured at fair value in the Group’s consolidated financial statements as of December 31, 2008.
The Fair Value Option for Financial Assets and Financial Liabilities SFAS No. 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Group as of January 1, 2008. The Group has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Group’s results of operations and financial position.
FIN 46(R)-8
On December 31, 2008, the Group adopted for US GAAP purposes, FIN 46(R)-8 which requires additional disclosures about its involvement with consolidated VIEs.

The table below presents the assets and liabilities of VIEs which have been consolidated on the Group’s balance sheet at December 31, 2008, and the Group’s maximum exposure to loss resulting from its involvement with consolidated VIEs as of December 31, 2008.
The Group’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Group’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.

(In thousands of Mexican Pesos)	Sky		TuTv
As of December 31, 2008
Current assets	Ps.	7,324,426	Ps.	117,654
Non-current assets		3,811,724		2,214

Total Assets	Ps.	11,136,150	Ps.	119,868

Current liabilities	Ps.	2,584,873	Ps.	44,759
Non-current liabilities		4,684,520		—

Total Liabilities	Ps.	7,269,393	Ps.	44,759

Maximum loss exposure	Ps.	6,536,920	Ps.	59,934

The Group did not provide any additional financial support to these VIEs during 2008. Further, the Group does not have any contractual commitments or obligations to provide additional financial support to these VIEs.
Recently issued accounting standards
Business Combination SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141 (R)”), which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS No. 141 (R) will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008. An earlier adoption is prohibited. The Group has adopted this pronouncement on January 1, 2009 to be applied in any future business combination.
Noncontrolling Interests in Consolidated Financial Statements SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish new standards that govern the accounting for and reporting of (i) noncontrolling interest in partially owned consolidated subsidiaries and (ii) the loss of control of subsidiaries. SFAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The adoption of this pronouncement is not expected to have a material impact on the Group’s consolidated financial statements.
Accounting for Transfers of Financing Transactions FSP FAS 140-3
In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” which amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS140”) to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS 140. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
Disclosures about Derivatives Instruments and Hedging Activities SFAS No. 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This standard amends and is intended to improve financial reporting under SFAS No. 133 by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements. SFAS 161 requires disclosure of how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement expands derivative disclosure required by SFAS 133. The Group adopted SFAS 161 effective January 1, 2009. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
Determination of the Useful Life of Intangible Assets FSP 142-3
In April 2008, the FASB issued FASB Staff Position FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends SFAS No. 142, “Goodwill and Other Intangible Assets,” to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. GAAP standards.
This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this interpretation is not expected to have a material impact on the group’s consolidated financial statements.
The Hierarchy of Generally Accepted Accounting Principles SFAS No. 162
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”) which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” Any effect of applying the provisions of this Statement shall be reported as a change in accounting principles in accordance with SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). An entity shall follow the disclosure requirements of that statement, and additionally, disclose the accounting principles that were used before and after the application of the provisions of this statement and the reason why applying this statement resulted in a change in accounting principles. The adoption of SFAS 162 is not expected to have a material impact on the results of operations and financial condition.
Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) FSP APB 14-1
In May 2008, the FASB issued FSP No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. The Group is currently evaluating the impact FSP APB 14-1 will have on the Group’s financial position, results of operations and disclosures.
Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities FSP SFAS No. 140-4 and
FIN 46(R)-8
In November 2008, the FASB issued FSP SFAS No. 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities.” Enhanced disclosures pursuant to FSP SFAS No. 140-4 and FIN 46(R)-8 will be required of all public entities effective for periods ending after December 15, 2008. The adoption of FSP SFAS No. 140-4 and FIN 46(R)-8 is not expected to have a material impact on the Group’s results of operations and financial condition.

Employers’ Disclosures about Postretirement Benefit Plan Assets FSP FAS 132(R)-1
In December 2008, the FASB issued FSP No. 132 (R)-1 “Employers disclosures about Postretirement Benefit Plan Assets” (SFAS 132 (R)”), which amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The technical amendment to Statement 132(R) is effective upon issuance of this FSP. The Group does not expect that the adoption of this statement will materially impact the Group’s consolidate financial statements.
Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly FSP SFAS 157-4
In April 2009, the FASB issued FSP SFAS 157-4 “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly” (“FSP SFAS 157-4”). FSP SFAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate when a transaction is not orderly. It also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability regardless of the valuation techniques(s) used, the objective of fair value measurement remains the same. FSP SFAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this interpretation is not expected to have a material impact in the Group’s consolidated financial statements.
Subsequent Events SFAS 165
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), the objective of this statement is to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Group does not expect the adoption of this statement will materially impact the consolidated financial statements.
Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 SFAS 166
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (i) eliminating the qualifying special-purpose entity concept, (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. Calendar year-end companies will have to apply SFAS 166 to new transfers of financial assets occurring from January 1, 2010. The Group is currently evaluating the impact this statement will have on the Group’s financial position, results of operations and disclosures.
Amendments to FASB Interpretation No. 46(R) SFAS 167
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). This guidance represents a significant change to the previous accounting rules and it is anticipated it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering; therefore, FIN 46(R) consolidation conclusions will need to be reassessed for all entities. The amendments include: (i) eliminating the scope exception for qualifying special-purpose entities, (ii) eliminating the quantitative model for determining which party should consolidate and replacing it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (iii) requiring a company to continually reassess whether it should consolidate an entity subject to FIN 46(R), (iv) requiring an assessment of whether an entity is subject to the standard due to a troubled debt restructuring and (v) requiring extensive new disclosures. SFAS 167 is effective for a company’s first reporting period beginning after November 15, 2009. The Group is currently evaluating the impact this statement will have on the Group’s financial position, results of operations and disclosures.

Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning						End
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventories:
Year ended December 31, 2006	Ps.	11,900	Ps.	—	Ps.	(4,932)	Ps.	6,968
Year ended December 31, 2007		6,968		15,578		(3,165)		19,381
Year ended December 31, 2008		19,381		35,678		(9,519)		45,540
Allowances for doubtful accounts(1):
Year ended December 31, 2006	Ps.	1,304,285	Ps.	592,523	Ps.	(645,213)	Ps.	1,251,595
Year ended December 31, 2007		1,251,595		154,955		(303,684)		1,102,866
Year ended December 31, 2008		1,102,866		637,476		(427,242)		1,313,100

(1)	Includes allowances for trade and non-trade doubtful accounts.

24. Subsequent Events
On April 30, 2009, the Company’s stockholders approved (i) the payment of a dividend for an aggregate amount of up to Ps.5,204,575, which consisted of Ps.1.75 per CPO and Ps.0.014957264957 per share, not in the form of a CPO, which was paid in cash in May 2009; and (ii) the cancellation of approximately 1,421.2 million shares of capital stock in the form of approximately 12.1 million CPOs, which were repurchased by the Company in 2008 and 2009.
In April 2009, Sky paid a dividend to its equity owners in the aggregate amount of Ps.2,000,000, of which Ps.826,669 was paid to its minority equity owners.
In May 2009, the Company repaid a loan at its original maturity in the principal amount of Ps.1,162,460.
On June 2, 2009, the Company entered into an agreement with a U.S. financial institution to assume a loan facility with TVI in the aggregate principal amount of U.S.$50 million. TVI entered into this 5-year term loan facility in December 2007, in connection with the financing of the acquisition of the majority of the assets of Bestel (see Note 2).
On June 3, 2009, the stockholders of Empresas Cablevisión made a capital contribution in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,699,652, of which Ps.1,812,675 was contributed by minority stockholders.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009.

2.11	—
Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 20-F”) and incorporated herein by reference).

4.16	—
Full-Time Transponder Service Agreement, dated as of November  _____  , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commision as Exhibit 4.16 to the 2007 20-F and incorporated herein by reference).

4.17	—
Credit Agreement, dated as of December 19, 2007, by and among Empresas Cablevisión, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger (previously filed with the Securities and Exchange Commission as Exhibit 4.17 to the 2007 20-F and incorporated herein by reference).

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

23.1	—	Consent of PricewaterhouseCoopers S.C.