Form 20-F
period 2009-12-31
GRUPO TELEVISA, S.A.B.
filed 2010-06-23
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-12610
Grupo Televisa, S.A.B.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
A Shares, without par value (“A Shares”)	New York Stock Exchange (for listing purposes only)
B Shares, without par value (“B Shares”)	New York Stock Exchange (for listing purposes only)
L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)
Dividend Preferred Shares, without par value (“D Shares”)	New York Stock Exchange (for listing purposes only)
Global Depositary Shares (“GDSs”), each representing five Ordinary Participation Certificates	New York Stock Exchange
(Certificados de Participación Ordinarios) (“CPOs”)
CPOs, each representing twenty-five A Shares, twenty-two	New York Stock Exchange (for listing purposes only)
B Shares thirty-five L Shares and thirty-five D Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009 was:
111,529,976,540 A Shares
51,580,618,803 B Shares
82,060,017,146 L Shares
82,060,017,146 D Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2009 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.
In this Annual Report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2005, 2006, 2007, 2008 and 2009 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2008 and 2009, the related consolidated statements of income and of changes in stockholders’ equity for the years ended December 31, 2007, 2008 and 2009, the related consolidated statements of changes in financial position for the year ended December 31, 2007, and of cash flows for the years ended December 31, 2008 and 2009, and the accompanying notes appearing elsewhere in this annual report. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our consolidated financial statements in accordance with Mexican FRS. Accordingly, our financial information through December 31, 2007 is stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the years ended December 31, 2008 and December 31, 2009 is not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the years ended December 31, 2008 and December 31, 2009 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. This data should also be read together with “Operating and Financial Review and Prospects”.
The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2009, which was Ps.13.0800 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
Our year-end financial statements have been prepared in accordance with Mexican FRS, which became effective beginning on January 1, 2006, and differ in some significant respects from U.S. GAAP. Prior to 2006, Mexican generally accepted accounting principles, or Mexican GAAP, were followed. The adoption of Mexican FRS did not have a significant effect on our consolidated financial statements. Note 23 to our year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2009, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2007, 2008 and 2009 and stockholders’ equity at December 31, 2008 and 2009. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity, net income and other items as reported under Mexican FRS and U.S. GAAP. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Differences Between Mexican FRS and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information”.

In 2007, we changed the names of two of our segments — “Sky Mexico” to “Sky”, because we began operations in Central America and the Dominican Republic, and “Cable Television” to “Cable and Telecom” due to the consolidation of Bestel, a telecommunications company, into this segment.
Effective December 2007, we began consolidating Letseb, S.A. de C.V. and its subsidiaries and Bestel USA, Inc., collectively Bestel, in accordance with Mexican FRS; in June 2008, we began consolidating Cablemás, S.A. de C.V. and its subsidiaries, collectively Cablemás, in accordance with Mexican FRS; and in October 2009, we began consolidating Televisión Internacional, S.A. de C.V. and its subsidiaries, collectively TVI, in accordance with Mexican FRS. Bestel, Cablemás and TVI are under the “Cable and Telecom” segment.
Beginning on September 30, 2008, we reported the “Publishing Distribution” segment under the “Other Businesses” segment since this operation was no longer significant to our consolidated financial statements taken as a whole. We have restated our segment results for the prior periods to reflect this change in segment reporting.

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009
	(Millions of Pesos or millions of U.S. Dollars)(1)
(Mexican GAAP/FRS)
Income Statement Data:
Net sales	Ps.	35,068	Ps.	39,358	Ps.	41,562	Ps.	47,972	Ps.	52,353	U.S.$	4,003
Operating income		11,663		14,266		14,481		15,128		15,157		1,159
Integral cost of financing, net(2)		1,924		1,141		410		831		2,973		227
Income from continuing operations		8,330		9,519		9,018		8,731		6,583		503
Cumulative effect of accounting change, net		(546)		—		—		—		—		—
Controlling interest net income		6,613		8,909		8,082		7,804		6,007		459
Income from continuing operations per CPO(3)		2.46		3.07		2.84		2.77		2.14		—
Controlling interest net income per CPO(3)		2.27		3.07		2.84		2.77		2.14		—
Weighted-average number of shares outstanding (in millions)(3)(4)		341,158		339,776		333,653		329,580		329,304		—
Cash dividend per CPO(3)		1.49		0.37		1.50		0.75		3.10		—
Shares outstanding (in millions, at year end)(4)		339,941		337,782		329,960		328,393		327,231		—
(U.S. GAAP)(5)
Income Statement Data:
Net sales	Ps.	35,068	Ps.	39,358	Ps.	41,562	Ps.	47,972	Ps.	52,353	U.S.$	4,003
Operating income		10,806		14,068		14,322		14,492		13,008		994
Income from continuing operations		8,550		8,917		9,167		9,049		5,561		425
Consolidated net income		8,550		8,917		9,167		9,049		5,561		425
Net income attributable to the noncontrolling interest		1,182		609		934		919		575		44
Net income attributable to the controlling interest		7,368		8,308		8,233		8,130		4,986		381
Income from continuing operations per CPO(3)		2.44		2.76		2.86		2.82		1.98		—
Net income attributable to the controlling interest per CPO(3)		2.44		2.76		2.86		2.82		1.98		—
Weighted-average number of shares outstanding (in millions)(3)(4)		341,158		339,776		333,653		329,580		329,304		—
Shares outstanding (in millions, at year end)(4)		339,941		337,782		329,960		328,393		327,231		—
(Mexican GAAP/FRS)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	15,955	Ps.	16,405	Ps.	—	Ps.	—	Ps.	—	U.S.$	—
Cash and cash equivalents		—		—		25,480		33,583		29,941		2,289
Temporary investments		—		—		1,825		8,321		8,902		681
Total assets		81,162		86,186		98,703		122,852		126,568		9,676
Current portion of long-term debt and other notes payable(6)		367		1,023		489		2,270		1,433		110
Long-term debt, net of current portion(7)		19,581		18,464		25,307		36,631		41,983		3,210
Customer deposits and advances		19,484		17,807		19,810		18,688		20,913		1,599
Capital stock issued		10,677		10,507		10,268		10,061		10,020		766
Total stockholders’ equity (including noncontrolling interest)		32,242		38,015		40,650		47,252		44,472		3,400
(U.S. GAAP)(5)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps.	15,833	Ps.	15,461	Ps.	25,480	Ps.	33,583	Ps.	29,941	U.S.$	2,289
Total assets		88,724		91,806		103,728		127,966		131,344		10,042
Current portion of long-term debt and other notes payable(6)		367		1,023		489		2,270		1,433		110
Long-term debt, net of current portion(7)		19,581		18,464		25,307		36,631		41,983		3,210
Controlling interest stockholders’ equity		30,589		35,799		36,580		41,539		37,357		2,856
Noncontrolling interest stockholders’ equity		965		1,688		3,655		5,269		6,339		485
Total stockholders’ equity		31,554		37,487		40,235		46,808		43,696		3,341
(Mexican FRS)
Cash Flow Data(15):
Net Cash provided by operating activities	Ps.	—	Ps.	—	Ps.	—	Ps.	22,258	Ps.	15,136	U.S.$	1,157
Net Cash used in investing activities		—		—		—		(12,884)		(11,052)		(845)
Net Cash used in financing activities		—		—		—		(1,886)		(7,641)		(584)
Increase (decrease) in cash and cash equivalents		—		—		—		7,620		(3,663)		(280)
(U.S. GAAP)(5)
Cash Flow Data:
Net cash provided by operating activities		10,478		11,542		12,107		19,851		12,328		942
Net cash (used in) provided by financing activities		(9,412)		(3,088)		(1,395)		522		(4,833)		(369)
Net cash used in investing activities		(2,392)		(8,216)		(294)		(12,884)		(11,052)		(845)
(Decrease) increase in cash and cash equivalents		(1,326)		237		10,418		7,488		(3,558)		(272)
(Mexican GAAP/FRS)
Other Financial Information:
Capital expenditures(8)	Ps.	2,849	Ps.	3,346	Ps.	3,878	Ps.	6,627	Ps.	6,531	U.S.$	499
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(9)		68.5%		69.5%		69.0%		71.2%		69.8%		—
Average prime time rating (TV broadcasting)(9)		36.5		35.5		33.4		35.2		34.8		—
Magazine circulation (millions of copies)(10)		145		155		165		174		153		—
Number of employees (at year end)		15,100		16,200		17,800		22,500		24,300		—
Number of Sky subscribers (in thousands at year end)(11)		1,251		1,430		1,585		1,760		1,960		—
Number of Cablevisión RGUs (in thousands at year end)(12)		475		583		695		844		1,016		—
Number of Cablemás RGUs (in thousands at year end)(12)(13)		—		—		—		1,170		1,348		—
Number of TVI RGUs (in thousands at year end)(12)(14)		—		—		—		—		425		—

Notes to Selected Consolidated Financial Information:

(1)
Except per Certificado de Participación Ordinario, or CPO, average audience share, average rating, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs. Amounts in Mexican Pesos for the years ended December 31, 2005, 2006, and 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and through December 31, 2007, gain or loss from monetary position. See Note 18 to our year-end financial statements.

(3)
For further analysis of income from continuing operations per CPO and net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 20 (for the calculation under Mexican FRS) and Note 23 (for the calculation under U.S. GAAP) to our year-end financial statements. In April and December 2009, our stockholders approved the payment of a dividend of Ps. 1.75 and Ps. 1.35 per CPO, respectively.

(4)
As of December 31, 2005, 2006, 2007, 2008 and 2009, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of GDSs, each GDS representing 5 CPOs. Before March 22, 2006, each GDS represented 20 CPOs.

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

As of December 31, 2009, for legal purposes, there were approximately 2,424.8 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 12 to our year-end financial statements.

(5)	See Note 23 to our year-end financial statements.

(6)	See Note 8 to our year-end financial statements.

(7)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our year-end financial statements.

(8)
Capital expenditures are those investments made by us in property, plant and equipment, which U.S. Dollar equivalent amounts set forth in “Information on the Company — Capital Expenditures” are translated into Mexican Pesos at the year-end exchange rate for convenience purposes only. The aggregate amount of capital expenditures in Mexican Pesos does not indicate the actual amounts accounted for in our consolidated financial statements.

(9)
“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. The Mexican subsidiary of IBOPE is referred to as IBOPE Mexico in this annual report. For further information regarding audience share and ratings information and IBOPE Mexico, see “Information on the Company — Business Overview — Television — Television Broadcasting”.

(10)
The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(11)
Sky commenced operations in Mexico in 1996, and in Central America and the Dominican Republic in 2007. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”.

(12)
An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión and Cablemás (pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás and TVI given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

(13)	Beginning June 2008, we started to consolidate Cablemás, a significant cable operator in Mexico, operating in 49 cities.

(14)	Beginning October 2009, we started to consolidate TVI, a leading provider of triple-play services in northern Mexico.

(15)
Through December 31, 2007, under Mexican FRS, the changes in financial position for operating, financing and investing activities, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” became effective on a prospective basis. Therefore, we have included the statement of cash flows for the years ended December 31, 2008 and 2009. See Note 1 to our year-end financial statements for further detail regarding this change. Due to the adoption of Mexican FRS NIF B-2, “Statement of Cash Flows”, the 2008 and 2009 information is not directly comparable to the information for the year ended 2007 and prior years. The criteria for determining net cash provided by, or used in, operating, investing and financing activities under the new Mexican FRS NIF B-2, “Statement of Cash Flows” is different from that used in prior years.

Dividends
Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. The amounts in this section are presented in nominal historical figures and therefore have not been restated in constant currency units due to a change in Mexican FRS whereby beginning on January 1, 2008 we discontinued recognizing the effects of inflation on our results. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. Also, on May 21, 2004, the Company’s Board of Directors approved a Ps.3,850.0 million cash distribution to stockholders, equivalent to Ps.1.219 per CPO, which included the annual regular dividend of Ps.0.35 per CPO, that is the dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to the Series D shares. On February 22, 2005, our Board of Directors approved a cash distribution to stockholders, equivalent to Ps.1.35 per CPO, equivalent to approximately Ps.4,250.0 million. On April 29, 2005, at a general stockholders’ meeting, our stockholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which is in addition to our ordinary dividend of

Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO. On April 28, 2006 at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. On April 27, 2007, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. In addition to the dividend payment approved by our stockholders on April 30, 2009, and based on the proposal by our Board of Directors, on December 10, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4.0 billion, which includes the payment of an extraordinary dividend of Ps.1.0 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO, equivalent to Ps.0.011538461538 per share. The dividend payment approved on December 10, 2009 would have generally been paid in April 2010. We do not expect payment of any additional dividends during 2010. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted and approved at the applicable general stockholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, under certain conditions.
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

Period	High	Low	Average(1)	Period End
2005	11.4018	10.4097	10.8895	10.6344
2006	11.4809	10.4303	10.9034	10.8116
2007	11.2676	10.6639	10.9274	10.9157
2008	13.9183	9.9180	11.1455	13.8325
2009	15.3650	12.5969	13.4983	13.0659
2010 (June 17, 2010)	13.1819	12.1575	12.6662	12.5925
January	13.0098	12.6478	12.8019	13.0098
February	13.1753	12.7769	12.9424	12.7769
March	12.7454	12.3306	12.5737	12.3306
April	12.7259	12.1575	12.4019	12.2626
May	13.1819	12.2605	12.7428	12.9146
June (through June 17, 2010)	12.9288	12.5878	12.7572	12.5925

(1)	Annual average rates reflect the average of the daily exchange rate during the relevant period.
The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.

In the past, the Mexican economy has had balance of payment deficits and decreases in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.
On June 17, 2010 the FIX Rate was Ps. 12.5925 per U.S.$1.00.
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
Mexico Has Experienced and is Currently Experiencing Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition
Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased 3.3% and 1.5% in 2007 and 2008, respectively, and decreased by 6.5% in 2009. Mexican GDP growth fell short of Mexican government estimates in 2009; however, according to Mexican government estimates, Mexican GDP is expected to increase by approximately 4.0% in 2010. We cannot assure you that these estimates will prove to be accurate.
Mexico has been adversely affected by the global economic crisis that started in the summer of 2007. The country’s main economic indicators have been negatively affected, including a rise in unemployment, decline of interest rates, higher inflation and a devaluation of the Peso against the U.S. Dollar. This current global economic downturn and/or any future economic downturn, including downturns in the United States and Europe, could affect our financial condition and results of operations. We cannot predict what impact this crisis will have. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products.
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

Our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Economic downturns in the United States often have a significant adverse effect on the Mexican economy and other economies globally, which in turn, could affect our financial condition and results of operations.
Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. As a global media company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability. Although Mexico, the U.S. and other governments have taken steps to increase liquidity in the financial markets, there can be no assurance that such measures will improve the overall business environment in which we operate and we cannot predict the severity or duration of the economic downturn or the impact the economic downturn could have on our results of operations and financial condition.
The Ongoing Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties
The global financial markets continue to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the levels of public debt of, and the weakness of the economies in, Italy, the Republic of Ireland, Greece, Portugal, and Spain, in particular. It is uncertain how long the effects of the global financial markets will persist and how much impact this will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any such countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.
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
Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 15 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, and is expected to be 5.2% in 2010. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.
High Interest Rates in Mexico Could Increase Our Financing Costs
Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.2%, 7.7%, and 5.5% for 2007, 2008, and 2009, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
The Mexican Congress is not controlled by any specific political party. Therefore, Felipe Calderón Hinojosa and his party, the Partido Acción Nacional, or the National Action Party, have faced opposition in Congress during the first three and a half years of his term.
Changes in laws, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic and political situation, which in turn, may adversely affect our business, financial condition and results of operations.
In July 2009, new members were elected to the Cámara de Diputados, or the Chamber of Representatives, local Congress of some states, and Governors of six states, among other offices. As a result of these elections, the Partido Revolucionario Institucional or PRI, acquired a significant majority in the Chamber of Representatives. The lack of party alignment between the Chamber of Representatives and the President could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy. It is also possible that political uncertainty may adversely affect Mexico’s economic situation. The new members of Congress have focused on important legal reforms, which have not been and may not be approved, including labor reforms. See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency. We cannot ascertain, at this time, how any material adverse effect on Mexican economic policy, Mexico’s economic situation, the stability of Mexico’s currency or market conditions may affect our business or the prices for our securities.
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
In addition, Mexico’s Federal Antitrust Law and related regulations or conditions imposed by the Comisión Federal de Competencia, CFC, or Mexican Antitrust Commission, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future the Mexican Antitrust Commission will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.

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
Certain amendments to the existing Ley Federal de Radio y Televisión, or Radio and Television Law, and the Ley Federal de Telecomunicaciones, or Telecommunications Law, have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid to offer such services pursuant to a concession and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with their obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice’s ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions.
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
The IFE and the political parties must comply with certain requirements included in the Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled, to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the Constitutional Amendment and as such criteria is reflected in applicable law.

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
At this time, the Constitutional Amendment has not had an impact on the results of our radio and television businesses, however we are unable to predict what impact, if any, the Constitutional Amendment may have on our operating results in the future. We cannot predict the outcome of the legal actions brought by the Company against the Constitutional Amendment. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.
Article 15-A of the Ley del Seguro Social, Social Security Law, could materially adversely affect our financial condition and results of operations. Such Article 15-A, amended in July 2009, provides that a company that obtains third party personnel services from personnel services’ providers and which receives such personnel services on any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services’ providers for the benefit of their respective employees. Such Article 15-A, as amended, also establishes the obligation that the Company sends a list to the Instituto Mexicano del Seguro Social, Social Security Mexican Institute, of all agreements entered into with personnel services’ providers.
In October 2009, the Mexican Congress approved a tax bill that became effective as of January 1, 2010. The approved tax bill amends and provides for additional changes to several provisions contained within the Mexican tax laws related to income tax, value added tax and excise tax. The corporate income tax rate was increased from 28% to 30% for the years 2010 through 2012 and will be reduced to 29% and 28% in 2013 and 2014, respectively. New rules for the tax consolidation regime were approved. The deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax will be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received. The payment of this tax has to be made in installments: 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year. This procedure applies for the deferred income tax resulting from the tax consolidation regime prior to and from 2010, so taxpayers have to pay in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004. We believe that the new provisions for the tax consolidation regime have a retroactive application that impacts our results negatively and, thus, we are challenging the constitutionality of these new provisions. Effective January 1, 2010, revenues from telecommunications and pay television services (except access to Internet services, interconnection services between public networks of telecommunications and public telephone services) are subject to a 3% excise tax. Effective January 1, 2010, the excise tax rate on gaming (including bets and drawings) was increased from 20% to 30%. These changes and additional changes to the Mexican tax laws directly affect our consolidated results, our businesses including Pay Television Networks, Sky and Cable and Telecom segments, and the gaming business within our Other Businesses segment. The general value added tax rate was increased from 15% to 16%, and the rate on the border region was increased from 10% to 11%.
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

Risk Factors Related to Our Major Stockholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders
We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of our company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 44.4% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board, as well as prevent certain actions by the stockholders, including the timing and payment of dividends, if he so chooses. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.
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
Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2016 except for the concessions of 3 radio stations, which renewal applications were timely filed before the SCT but are still pending due to the Supreme Court’s ruling on the amendments to the Radio and Television Law. (See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). We are unable to predict when we will obtain the renewal to such concessions. The expiration dates of our Cable and Telecommunications concessions range from 2013 to 2038 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit an over-the-air UHF restricted television service through channel 46 which expires on November 17, 2010 (the “Channel 46 Concession”). We have filed for a renewal of the Channel 46 Concession and in February 2010 the SCT notified Cablevisión that it will not be renewed; however, we are contesting the resolution of the SCT. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title; however, in connection with our television and radio concessions, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire.

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
See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
We Face Competition in Each of Our Markets That We Expect Will Intensify
We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. We expect increased competition from Univision Communications, Inc., or Univision, as a result of the divestiture of our equity interest in Univision and the termination of a certain participation agreement or the Participation Agreement by and among Televisa, Univision, certain principals of Univision, and Venevision, in connection with the acquisition of Univision by private equity investors. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Television Broadcasting”. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies, including online and digital networks. Our principal competitors in the gaming industry are Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.
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
On October 2, 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations, or Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V. or Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services or cable television services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.
At the end of 2008, DISH, a competitor in the DTH market, launched its services in Mexico.
At the beginning of 2009, TV Azteca began offering HiTV, a television service which consists of the transmission of digital television channels through the technology known as Digital Terrestrial Television, or DTT,  in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the release issued by the SCT for the transition to digital television. HiTV currently offers approximately 20 channels and charges for the decoder box, a fact which we believe constitutes a pay television service. The SCT and the Mexican Federal Telecommunications Commission, or Cofetel, are currently reviewing the legality of this service since the mirror concessions should be used to replicate the analog channel signals. We are uncertain as to how this service may affect our pay-TV business in the event it is considered legal. In addition, the decoder box that TV Azteca is utilizing to allow viewers to access their HiTV channels also allows the viewers access to the Company’s digital over the air networks without the Company’s permission.

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
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympic Games and political elections. We typically recognize a disproportionately large percentage of our television broadcasting advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2007, 2008 and 2009 we recognized 31.9%, 31.3%, and 31.3% respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.
Current Litigation We Are Engaged In With Univision May Affect Our Exploitation of Certain Internet Rights in the United States
On January 22, 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, and Univision. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company, as well as a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$66.5 million for fiscal year 2009, to be provided by Univision, at no cost, for the promotion of the Group’s businesses commencing in 2009. Notwithstanding the foregoing, the Company cannot predict whether future royalty payments will in fact increase.
In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in the U.S. District Court for the Central District of California (the “District Court Action”), with the exception of a counterclaim filed by Univision in October 2006, whereby it sought a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim”).
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez (the “Judge”) commencing on June 9, 2009. On July 17, 2009, the Judge issued a written decision following trial in favor of Univision. By judgment entered on August 3, 2009, the Judge held: “Under the 2001 PLA between Univision and Televisa, Televisa is prohibited from making Programs, as that term is defined in the PLA, available to viewers in the United States via the Internet.” Televisa filed a notice of appeal of the judgment on August 17, 2009 and filed its opening brief on February 12, 2010. Univision filed its opposition brief to Televisa’s appeal on March 17, 2010 and Televisa filed its reply brief on April 5, 2010. The Court will decide whether to schedule oral argument and when to render a decision. The Judge’s ruling does not grant Univision the right to distribute Televisa’s content over the Internet, and this decision has no effect on the Group’s current business as the Group does not derive any revenues from the transmission of video content over the Internet in the United States.
The Company cannot predict how the outcome of this litigation will affect the Group’s business relationship with Univision with respect to Internet distribution rights in the United States.
Televisa Does Not Maintain Complete Control Over the Operations of Innova
We own a 58.7% interest in Innova, our DTH joint venture in Mexico, Central America and the Dominican Republic. The balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova.

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
The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil which was launched in the first quarter of 2010. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.
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

Our Antitakeover Protections May Deter Potential Acquirors and May Depress Our Stock Price
Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our stockholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their Shares over the then current market price, and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information — Bylaws — Antitakeover Protections.”
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
The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash
Under Mexican law and our bylaws, our stockholders have preemptive rights. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights.”

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
The Ley del Mercado de Valores, or the Mexican Securities Market Law, provides additional protection to minority stockholders, such as (i) providing stockholders of a public company representing 5% or more of the capital stock of the public company, an action for liability against the members and secretary of the Board and relevant management of the public company, and (ii) establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority stockholders and their interests in an issuer or its operations.
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
Forward-Looking Statements
This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in periodic reports to the Securities and Exchange Commission, or SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include, but are not limited to:
•	projections of operating revenues, net income (loss), net income (loss) per CPO/share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	our current and future plans regarding our online and wireless content division, Televisa Interactive Media, or TIM;

•	statements concerning our current and future plans regarding our investment in the Spanish television channel Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our current and future plans regarding the fixed telephony service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión;

•	statements concerning our transactions with and/or litigation involving Univision;

•	statements concerning our series of transactions with DIRECTV, and News Corporation, or News Corp.;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements concerning our plans to build and launch a new transponder satellite;

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

Capital Expenditures
The table below sets forth our actual capital expenditures, permanent investments and acquisitions for the years ended December 31, 2007, 2008 and 2009 and our projected capital expenditures for the year ended December 31, 2010. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2010, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

	Year Ended December 31,(1)
	2007		2008		2009		2010
	(Actual)		(Actual)		(Actual)		(Forecast)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	355.1	U.S.$	478.8	U.S.$	499.3	U.S.$	971.0
La Sexta(3)		89.9		63.4		49.0		30.8
Other acquisitions and investments(4)		416.2		137.0		10.5		—

Total capital expenditures and investments	U.S.$	861.2	U.S.$	679.2	U.S.$	558.8	U.S.$	1,001.8

(1)
Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2007, 2008 and 2009 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in Mexican Pesos and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps. 13.08 to one U.S. Dollar, the Interbank Rate as of December 31, 2009, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)
Reflects capital expenditures for property, plant and equipment, as well as general capital expenditures, in all periods presented. Also includes U.S.$78.7 million in 2007, U.S.$183.3 million in 2008 and U.S.$239.0 million in 2009 for the expansion and improvement of our Cable and Telecom business; U.S.$122.3 million in 2007, U.S.$114.0 million in 2008 and U.S.$128.8 million in 2009 for the expansion and improvement of our Sky business and, U.S.$41.4 million in 2007, U.S.$39.6 million in 2008 and U.S.$17.5 million in 2009 for our Gaming business. The forecast amount for 2010 includes an accrual of U.S.$111 million related to our investment in a new 24-transponder satellite that was launched in the first quarter of 2010, which will be paid in cash in 2011, as well as capital expenditures in connection with the expansion and growth of our Telecom and Sky segments. The forecast amount for 2010 does not include any amounts to be invested in connection with Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. See “ — Investments — Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V.” Likewise, the forecast amount does not include any amounts to be invested in connection with the Investment and Securities Subscription Agreement entered into with NII Holdings, Inc., or NII. See “ — Developing New Businesses and Expanding Through Acquisitions.”

(3)
In 2007, 2008 and 2009 we made capital contributions related to our interest in La Sexta (40% in 2007 and 2008, and 40.5% in 2009) in the amount of U.S.$89.9 million (€65.9 million), U.S.$63.4 million (€44.4 million) and U.S.$49 million (€35.7 million), respectively.

(4)
In the second half of 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina for an aggregate amount of U.S.$78.8 million. In the fourth quarter of 2007, we acquired the majority of the assets of Bestel, a privately held, facilities-based telecommunications business in Mexico for an amount of U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire shares representing approximately 11% of Cablemás’ aggregate capital stock; we invested U.S.$25.0 million in Spot Runner, an advertising company; and made additional capital contributions in Volaris, the low-cost carrier airline in Mexico, in the amount of U.S.$12.0 million. In 2009, we made investments in Volaris, for an aggregate amount of U.S.$5.0 million, and in other companies in which we hold a noncontrolling interest for an aggregate amount of U.S.$5.5 million.

In 2007, 2008 and 2009, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2010, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2010 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2010 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. As of December 31, 2009, our broadcast television channels had an average sign-on to sign-off audience share of 70.8%. We produce pay television channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. As of December 31, 2009, we had exported 65,449 hours of programming to approximately 57 countries.
We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 153 million magazines publishing 178 titles in approximately 20 countries.
We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in three Mexican cable companies, Cablevisión, Cablemás and TVI. We own 51% of Cablevision, 50% of TVI and 58.3% of Cablemás.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that as of December 31, 2009 reached 75% of the Mexican territory, a feature film production and distribution company, soccer teams and a stadium in Mexico.
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

Maintaining Our Leading Position in the Mexican Television Market
Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2008 and 2009, our networks aired 69% and 68%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.
In April 2008, we began broadcasting more than 1,000 hours per year of Telemundo’s original programming on Channel 9. We currently and through December 2011, pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2012, we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming. In addition, since 2010 we distribute, via Sky and Cablevisión, a new pay television channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with NBC Universal’s Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides Televisa Telemundo’s original content, including its highly popular telenovelas currently broadcast on Televisa’s Channel 9, on all of Televisa’s digital platforms including Esmas.com,. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through Televisa’s mobile business unit Esmas Móvil, the leading mobile premium content provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including, broadcast TV, PayTV and emerging digital platforms.
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
Maintaining High Operating Segment Income Margins. Our television broadcasting operating segment income margin for 2008 and 2009 was 48.9% and 47.9%, respectively. We intend to continue maintaining high television broadcasting operating segment income margins by increasing revenues and controlling costs and expenses.
Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell advertising to our customers on a cost per rating point basis, whereby our television advertisers are billed for actual minutes used, and the amount billed per minute is based on the price per rating point and actual ratings delivered. This pricing alternative allows an advertiser to purchase advertising time based on the actual ratings of the television programs during which its advertisements are aired. We do not have commitments with advertisers to achieve a certain rating upon broadcast and therefore do not provide any future price adjustments if a certain rating is not met. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Advertising Rates and Sales”.

We currently sell only a portion of our available television advertising time. We use a portion of our television advertising time to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our television products. We sold approximately 59%, 62%, and 57% of total available national advertising time on our networks during prime time broadcasts in 2007, 2008 and 2009, respectively, and approximately 50%, 49%, and 47% of total available national advertising time during all time periods in 2007, 2008 and 2009, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Continue Building Our Pay Television Platforms
DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our joint venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 1.96 million subscribers, of which 144,326 were commercial subscribers as of December 31, 2009.
Following the merger with PanAmSat, Intelsat, our primary satellite service provider, renamed the satellites PAS-9 and PAS-3R as IS-9 and IS-3R, respectively. Intelsat recently reported that IS-9 is estimated to have its end of life reduced to October, 2012, and that it anticipates a replacement satellite, IS-21, to start service in the fourth quarter of 2012.
In December 2007, Innova and Sky Brasil Servicos Ltda., or Sky Brasil, reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will provide back up for both platforms, and will also double Sky’s current capacity. Innova plans to use this extra capacity for High Definition, or HD, and other value-added services. The satellite was manufactured by Orbital Sciences Corporation and was launched in the first quarter of 2010. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.
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

Pay Television Networks. Through our 16 pay-TV brands and 31 national and international feeds, we reached more than 23 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2009. Our pay-TV channels include, among others, three music, four movie, seven variety and entertainment channels, one recently launched 24 hour news channel, Foro TV and one recently launched sports channel, Televisa Deportes Network, or TDN, which was launched in July 2009 and offers 24-hour-a-day programming 365 days a year. TDN features more than eight hours a day of proprietary content, including exceptional editorial content, story coverage, commentary and transmission of national and international soccer tournaments, American football, basketball, baseball, golf, wrestling, boxing and extreme sports. The content is available in standard definition and includes the exclusive transmission and retransmission of certain matches of the Mexican first division soccer tournament, as well as additional matches broadcast simultaneously; the Spanish soccer cup, including exclusive transmission of two matches per week; Noticiero Televisa Deportes; the 2010 soccer World Cup; the UFC Ultimate Fighting Championship; and much more. This pay-TV sports channel resulted from a licensing agreement that Televisa has entered into with Barra Deportiva, S.A. de C.V., the new independent producer formed from the association of Televisa and Deportes y Medios Panamericana, S.A. de C.V. owned by Estadio W. We hold a 49% full voting stake in Barra Deportiva, S.A. de C.V. Through TuTV, our joint venture with Univision, we distribute five pay-TV channels within the United States. These channels, whose content includes film, music and lifestyle programming, reached more than 1.9 million households in 2009.
Cable. We are a shareholder in three Mexican cable companies, Cablevisión, Cablemás and TVI. With a subscriber base of over 632,061 cable television subscribers (all of which were digital subscribers), as of December 31, 2009 and over 1.9 million homes passed as of December 31, 2009, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the most important cable television operators in Mexico. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:
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
Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2009, Cablevisión had 250,550 cable modem customers compared to 199,731 at December 31, 2008. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión has concluded its plan to switch its analog subscriber base to the digital service. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007 received governmental approval to introduce telephony services. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and as of December 31, 2009, it had 133,829 IP telephone lines in service. As of December 31, 2009, Cablevisión has offered the service in every area in which its network is bidirectional.
As of May 2010, we owned 58.3% of the capital stock and 49% of the voting stock of Cablemás. Cablemás operates in 49 cities. As of December 31, 2009, the Cablemás cable network served more than 912,825 cable television subscribers, 289,006 high-speed internet subscribers and 146,406 IP-telephony lines, with approximately 2.73 million homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. The initial two conditions that have already been met, and that going forward must be complied with on a continuous basis, are: (1) to make available, subject to certain conditions, our over the air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry, upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met and that have to be met, which we believe we are complying with on a timely basis, including the termination of the Stockholder Trust which took place on June 17, 2009.

In March 2006, our subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V., or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2009, TVI had 1.0 million homes passed, served more than 237,062 cable television subscribers, 112,105 high-speed internet subscribers and 75,779 telephone lines.
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
Expanding Our Publishing Business
With a total approximate circulation of 153 million magazines during 2009, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 178 titles; 113 are wholly-owned and produced in-house and the 65 remaining titles are licensed from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to approximately 20 countries, including Mexico, the United States and countries throughout Latin America.
We believe that Editorial Televisa leads at least 18 of the 20 markets in which we compete in terms of readership.
Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market
We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2009, we licensed 65,449 hours of programming in approximately 57 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40.517% equity interest therein; Grupo Globomedia and the Mediapro Group, which control a 51.658% equity interest, indirectly, through their interest in GAMP Audiovisual, S.A., or GAMP; and as of November 2006, Gala Desarrollos Comerciales, S.L. or Gala, which holds a 7.825% equity interest which it acquired from GAMP. La Sexta began broadcasting on March 27, 2006. Through our investment in La Sexta, we believe we are able to capitalize on the size of Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets. For a description of our arrangements with La Sexta, see “— Investments — La Sexta”.
The U.S.-Hispanic population, estimated to be 48.4 million, or approximately 15.8% of the U.S. population according to U.S. Census estimates published May 14, 2009, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for half of the U.S. population gains between 2000 and 2009. The U.S. Census Bureau projects that the Hispanic population will be approximately 21% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.3 trillion of U.S. consumer spending, or 9.9% of the U.S. total disposable income, by 2014, outpacing the expected growth in total U.S. consumer expenditures.
We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2007, 2008, 2009, Univision paid us U.S.$138.0 million, U.S.$146.5 million and U.S.$143.0 million, respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.
In March 2007, at the closing of the acquisition of Univision, all of our shares and warrants in Univision were cancelled and converted into cash in an aggregate amount of U.S.$1,094.4 million. As a result of such conversion, we no longer hold an equity interest in Univision. We are also no longer bound by the provisions of certain participation agreement by and among Televisa, Univision, certain principals of Univision, and Venevision, or the Participation Agreement, except in the case that we enter into certain transactions involving direct broadcast satellite or DTH satellite to the U.S. market. The Participation Agreement had formerly restricted our ability to enter into certain transactions involving Spanish-language television broadcasting and a Spanish-language television network in the U.S. without first offering Univision the opportunity to acquire a 50% economic interest. Subject to certain restrictions which may continue to bind us by reason of the 2001 Program License Agreement, or PLA, between Televisa Internacional, S.A. de C.V. and Univision, and other limited exceptions, we can now engage in certain business opportunities in the growing U.S. Hispanic marketplace relating to programming or otherwise without offering Univision participation in such opportunities. See “— Univision”.
We maintain a joint venture, TuTv, with Univision through which we operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. In May 2003, TuTv entered into a five-year distribution agreement with DISH Network Corporation, formerly EchoStar Communications Corporation, the third largest provider of Latino pay-TV programming in the U.S., for three of the five existing channels. In October 2008, TuTv extended this agreement through December 2012, and in relation to the extension launched the Mexican regional music network Bandamax as well as one more channel for a total of four. TuTv currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming. In 2009, channels distributed by TuTv reached approximately 1.9 million subscribers through EchoStar Communications Corporation, DIRECTV Puerto Rico, Cox, Time Warner and other smaller systems. See “— Univision”.
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
We plan to continue growing our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2009, we had 26 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening bingo and sports books halls over the course of the next three years, to result in a total of 65. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 6,000 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico. In the first quarter of 2009, we negotiated an orderly termination of the existing contract with Scientific Games, our technology partner for the operations of our online lottery business, and on June 30, 2009 entered into new agreements by which Multijuegos obtained from Scientific Games a license for the lottery software and all the electronic terminals, communications equipment and hardware of the lottery system to operate directly the same.
On August 30, 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance will operate through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products will be an integral part of the activities of TCP. As part of this alliance, on October 8, 2009, TCP entered into, among others, a commercial supply agreement with Genomma Lab. We will make available our different media platforms in the United States and Puerto Rico to TCP, which will provide Genomma Lab’s brands with significant advertising in the targeted markets corresponding to Genomma Lab’s business model. This will enable Genomma Lab to expand the extensive success of its brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 50 million consumers with an estimated purchasing power of over $870 billion annually while leveraging Televisa’s reach and name recognition in the Hispanic market. The transaction was closed on October 8, 2009 and we launched operations in March 2010.

On February 15, 2010, we entered into an Investment and Securities Subscription Agreement, or Investment Agreement with NII pursuant to which we will acquire a 30% equity interest in Comunicaciones Nextel de Mexico, S.A. de C.V., or Nextel Mexico, for an aggregate purchase price of $1.44 billion. Under the Investment Agreement, we will be granted an option to acquire an additional 7.5% equity interest in Nextel Mexico that will be exercisable on either the third or fourth anniversary of completion of the initial investment. NII will continue to hold the remaining equity interests in Nextel Mexico. Under the Investment Agreement, the parties agreed to form a consortium to participate together in an auction of licenses authorizing the use of certain frequency bands for wireless communication services in Mexico, which is currently being conducted by the Comisión Federal de Telecomunicaciones, or The Federal Telecommunications Commission, in Mexico. Completion of the transactions contemplated by the Investment Agreement including the acquisition by Televisa of the equity interest is conditioned upon, among other things, the consortium’s success in acquiring spectrum in the auction and receiving the necessary licenses to use such spectrum.
On March 18, 2010, Telefónica Móviles de México, S.A. de C.V., Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Mexican Federal Power Commission, or CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession to operate a public telecommunications network using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, will pay Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services in approximately 18 months, and expects to invest close to an additional Ps.1.3 billion during the term of the lease to get the network ready for service. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.
We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures and other collaborative projects and investments.
Television
Television Industry in Mexico
General. There are ten television stations operating in Mexico City and approximately 458 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 219 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 85 and 93 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de México, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 9 repeater stations, and Channel 22. There are also 21 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.
We estimate that approximately 23.1 million Mexican households have television sets, representing approximately 91.2% of the total households in Mexico as of December 31, 2009. We believe that approximately 97.7% of all households in Mexico City and the surrounding area have television sets.

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
Programming
Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2007, 2008 and 2009, we produced approximately 68,800 hours, 72,900, and 71,300 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite joint ventures, including programming produced by our local stations.
We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.
Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2007, we broadcast the 2007 FIFA Under-20 World Cup, certain matches of the CONCACAF Gold Cup, and the Copa America. In 2008, we broadcast the 2008 Olympic Games held in Beijing, China, and the 2008 FIFA Beach Soccer World Cup. In 2009, we broadcast the 2009 Confederations Cup, the 2009 FIFA Beach Soccer World Cup, the 2009 CONCACAF Gold Cup, the 2009 FIFA Under-17 World Cup and the 2009 FIFA Under-20 World Cup.
Our programming is produced primarily at our 30 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 41 studios and 35 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.
Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 49%, 45%, and 44% of the programming broadcast on our four television networks in 2007, 2008 and 2009, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.
Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Broadcasting
We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2009.

	Wholly
	Owned
	Mexico City	Wholly	Majority	Minority
	Anchor	Owned	Owned	Owned	Independent	Total
	Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	123	2	—	1	127
Channel 4	1	—	—	—	—	1
Channel 5	1	62	—	—	4	67
Channel 9	1	14	—	—	13	28
Subtotal	4	199	2	—	18	223
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	218	2	1	32	257

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE Mexico surveys during 2007, 2008 and 2009, our networks aired 146, 137, and 136, respectively, of the 200 most watched television programs throughout Mexico and produced 16, 17, and 16, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were aired on our networks.

The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2007 through December 2009, shown on a bimonthly basis.
Average Audience Share
January 2007 — December 2009(1)

(1)	Source: IBOPE Mexico national surveys.
Average Ratings
January 2007 — December 2009(1)

(1)	Source: IBOPE Mexico national surveys.

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 22.8 million households, representing 98.5% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2007, 2008 and 2009.
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
The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)
Prime time hours	29.9%	34.1%	33.9%
Weekday prime time hours	33.6%	38.3%	36.6%
Sign-on to sign-off hours	29.7%	32.1%	31.7%

(1)	Source: IBOPE Mexico national surveys.
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
Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 21.2 million households, representing approximately 91.8% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit DTV services in Channel 50 as its second channel during the transition period estimated to end by the year 2021. Also, two repeaters of the Channel 5 Network had obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.

The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)
Prime time hours	18.7%	18.1%	18.6%
Weekday prime time hours	16.6%	16.1%	17.1%
Sign-on to sign-off hours	20.6%	19.6%	20.3%

(1)	Source: IBOPE Mexico national surveys.
We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2009, we aired 27 of the 50 top-rated movies.
Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.3 million households, representing approximately 22.8% of television households in Mexico in 2009. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 4 obtained a license to transmit DTV services in Channel 49 as its second channel during the analog to digital transition period estimated to end by the year 2021. As of December 2005, this DTV station has been installed and fully operational.
The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)
Prime time hours	7.3%	7.2%	6.2%
Weekday prime time hours	8.1%	8.4%	7.5%
Sign-on to sign-off hours	8.6%	9.0%	8.3%

(1)	Source: IBOPE Mexico national surveys.
4TV targets young adults and stay-at-home parents. Its programs consist primarily of news, comedy, sports, and entertainment shows produced by us, as well as a late night home shopping program, foreign-produced series, mini-series and movies, which are dubbed or subtitled in Spanish. 4TV has succeeded in attracting a larger share of the Mexico City television audience by broadcasting two local newscasts relating to the Mexico City metropolitan area.
Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 27 repeater stations, approximately 39% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 16.8 million households, representing approximately 72.8% of households with television sets in Mexico. Channel 9 broadcasts in 26 of the 27 cities other than Mexico City that are covered by national surveys.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period estimated to end by the year 2021. As of January 2007, this DTV station has been operational. Also, as disclosed above, in April 2008, we began broadcasting Telemundo’s original programming on Channel 9.
The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)
Prime time hours	13.1%	11.8%	11.2%
Weekday prime time hours	10.7%	11.1%	11.1%
Sign-on to sign-off hours	12.1%	11.7%	10.6%

(1)	Source: IBOPE Mexico national surveys.
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
Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2007, 2008 and 2009, the local television stations owned by us produced 48,100 hours, 49,500 hours, and 48,600 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, six of the 18 local stations wholly owned have obtained licenses to transmit DTV services in their service area during the transition period estimated to end by year 2021. These six DTV stations are in place and fully operational.
Border Stations. We currently own XETV, a Tijuana based television station which operates under a concession from the SCT from Mexico (The “Border Station”) on the Mexico/U.S. border that broadcasts English-language programs pursuant to a permit granted by The Ministry of The Interior, which is renewed yearly. The Border Station is affiliated with the Tijuana/San Diego market, under an affiliation agreement with The CW Network LLC, or CW Network. The CW Network was formed as a joint venture between Warner Bros. Entertainment and CBS Corporation. The Border Station broadcasts under renewable permits issued by the U.S. Federal Communications Commission, or FCC, to the station and to CW that authorize electronic cross-border programming transmissions. XETV is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by Televisa. XETV’s FCC cross-border permit was renewed on June 30, 2008 for a five-year term expiring on June 30, 2013. The CW’s cross-border FCC permit began on August 8, 2008 for a five-year term and will expire on August 8, 2013.
Pay Television Networks. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2009, we had over 23 million subscribers worldwide.

In 2007, 2008 and 2009, we produced approximately 10,100 hours, 13,200 hours, and 13,300 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs Clasico TV, TDN and Foro TV.
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
Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 60,308 hours, 64,803 hours, and 65,449 hours of programming in 2007, 2008 and 2009, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2009, we had approximately 225,567 half-hours of television programming in our library available for licensing.
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
With a total circulation of approximately 153 million copies in 2009, we publish 178 titles that are distributed in approximately 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.
We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Popular Mechanics through a joint venture with Hearst Communications, Inc.; PC Magazine, pursuant to a license agreement with Ziff-Davis Media, Inc.; Maxim, pursuant to a license agreement with Alpha Media Group, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, Women’s Health, Runner’s World, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; and Disney Princesas, Disney Winnie Pooh, Disney Hadas, Power Rangers and Playhouse Disney, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. We also publish a Spanish-language edition of National Geographic, National Geographic Traveler and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish a Spanish-language edition of OK! pursuant to a license agreement with Northern & Shell Luxembourg Branch as well as several comics pursuant to a license agreement with Marvel Characters, B.V.
During 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina. Editorial Atlántida publishes a total of 11 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.

During 2009, we launched three new titles, Atrévete a Soñar, a telenovela-themed licensed magazine, Poder y Negocios Venezuela and Poder y Negocios Perú, which are wholly owned business titles.
Cable and Telecom
Cablevisión
The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Digital Cable Television Services”. According to Mexico’s cable television trade organization, Cámara Nacional de la Industria de Televisión por Cable, or CANITEC, there were approximately 1,408 cable concessions in Mexico as of December 31, 2009, serving approximately 5.1 million subscribers.
Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. See Note 24 to our year-end financial statements. As of December 31, 2009, Cablevisión had over 632,061 cable television subscribers all of which were digital subscribers. On March 27, 2009, the shareholders of Cablevisión approved the issuance of an additional 657,467,502 common shares and an increase in its capital stock for an amount of Ps.328,733,751.00 for which Ps.3,371,266,237.00 was paid as premium for the subscription of such capital increase. This capital increase did not change the percentage ownership of Televisa in Cablevisión. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange under the ticker symbol “CABLE”.
Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service in a 100% bundled portfolio. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión’s 100% digital cable service offers six main programming packages ranging in price from Ps.189.00 to Ps.679.00 (VAT included), which as of April 30, 2009 included up to 280 linear channels: 194 video channels (this comprises 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 21 pay-per-view channels.
Video-on-Demand and Pay-Per-View Channels. Cablevisión currently offers its Video-On-Demand platform as well as 21 pay-per-view cable television channels in each of its digital service packages. The Video-On-Demand Service and the pay-per-view channels show films and special events programs, including sports and musical events among other content.
Cablevisión Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees, and to a lesser extent, one-time installation fees. Its current monthly service fees range in price from Ps.189.00 to Ps.679.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.

Cablevisión Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:
•	enhanced programming services, including video games, video on demand, high definition, impulse pay per view;

•	Broadband internet services; and

•	IP telephony services.
In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2009 offered the service in every area in which its network is bidirectional, which represents 84.7% of its total network.
In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 13,500 kilometers with over 1.9 million homes passed. In 2009, Cablevisión expanded its network by over 1,424 kilometers. As of December 31, 2009, 14.66% of Cablevisión’s network runs at least at 450 MHz, approximately 6.82% of Cablevisión’s network runs at least at 550 MHz, approximately 14.15% of Cablevisión’s network runs at least at 750 MHz, approximately 45.6% runs at least at 870 MHz, approximately 18.77% of Cablevisión’s network runs at least at 1 GHz, and approximately 84.72% of Cablevisión’s network has bidirectional capability.
Cablemás.
Cablemás Cable System. As of May 2009, we owned 58.3% of the capital stock and 49% of the voting stock of Cablemás. Cablemás operates in 49 cities. As of December 31, 2009, the Cablemás cable network served more than 912,825 cable television subscribers, 289,006 high-speed internet subscribers and 146,406 IP-telephony lines, with approximately 2.73 homes passed.
As of December 31, 2009 Cablemás’ cable network consisted of 16,584 kilometers of cable. Cablemás is in the final stage of converting its existing cable network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to transmit video, data and voice at high-speeds. Currently, 88% of Cablemás’ cable network has bidirectional capability, of which 93% was operating at or greater than 550 MHz and 83% was operating at or greater than 750 MHz.
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
Cablemás Services. Since its beginning as a cable system concessionaire Cablemás has grown to offer cable television services, high-speed internet access and telephony services. Currently, Cablemás offers four types of video packages to its customers, which include: “Minibasic” (U.S.$13), “Basic” (U.S.$26), “Superbasic” (U.S.$39) and “Premium” (basic or superbasic rate plus up to U.S.$20). Cablemás packages include up to 80 video channels. In addition to the above, Cablemás offers high speed internet services ranging from 256 kbps (U.S.$18) to 3 Mbps (U.S.$53) and telephony services, which are offered in 100 minute packages (U.S.$14) up to 800 minute packages (U.S.$29).
TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico.
As of December 31, 2009, TVI had 1.0 million homes passed, served more than 237,062 cable television subscribers, 112,105 high-speed internet subscribers and 75,779 telephone lines.
Bestel. In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which as of December 2007, held 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. In June 2009, the Company acquired TVI’s indebtedness under the above mentioned term loan facility. In July 2009, the Company exchanged its loan balance in connection with such credit facility for the 15.4% interest TVI held in Cablestar. Bestel focuses on providing voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses
Publishing Distribution. We estimate that we distribute approximately 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 28,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2008 and 2009, 63.9% and 62.2%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards, sticker albums, novelties and other consumer products.
Televisa Interactive Media. TIM is the Company’s online and wireless content division. This venture includes Esmas, our Spanish-language horizontal internet portal; Esmas Móvil, our mobile value added service unit; and Tvolucion.com, Televisa’s online video on demand streaming service. TIM leverages Televisa’s and third party premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, and news bulletins.
With a wide range of content channels, online and mobile services, and more than 400 million page views per month and more than 23 million monthly unique users in 2009, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 72% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.
In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides Televisa original content, including its highly popular telenovelas currently broadcast on Televisa’s Channel 9, on all of Televisa’s digital platforms including Esmas.com. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through Televisa’s mobile business unit Esmas Móvil, the leading mobile premium content cell phone provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including, broadcast TV, PayTV and emerging digital platforms.
Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S. and Latin America. In 2009, Esmas Móvil sent more than 25 million premium messages to more than approximately 7 million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, lotteries, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of Televisa’s programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.
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
Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced four feature films in 2007, four in 2008, and one in 2009. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.
We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2008 we released two feature films through movie theaters and in 2009 we released Cabeza de Buda, one of our coproduced feature films, through movie theaters. We also distribute our feature films outside of Mexico.
We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros., we were the exclusive distributor in Mexico of their feature films from January 1, 1999, until December 31, 2009. As of January 1, 2010, Warner Bros decided to grant the distribution rights of its films in Mexico to Universal Pictures. In 2007, 2008, 2009 and up to May 7, 2010 we distributed 49, 43, 40 and 7 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.
At December 31, 2009, we owned or had rights to approximately 21 Spanish-language films and 130 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services.
Gaming Business. In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2009, we had 26 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening bingo and sports books halls over the course of the next three years, to result in a total of 65. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 6,000 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico. In the first quarter of 2009, we negotiated an orderly termination of the existing contract with Scientific Games, our technology partner for the operations of our online lottery business, and on June 30, 2009, entered into new agreements by which Multijuegos obtained from Scientific Games a license for the lottery software and all the electronic terminals, communications equipment and hardware of the lottery system to operate directly the same.
Radio Stations. Our radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, is operated under a joint venture with Grupo Prisa, S.A., a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors. Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval. We also have the right to appoint Radiópolis’ Chief Financial Officer. The election of Radiópolis’ Chief Executive Officer requires a unanimous vote from the joint venture’s board of directors.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM station in San Luis Potosí and one AM station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 56 affiliate stations (30 AM, 18 FM and 8 combination stations) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 121 stations (including 11 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 73 cities in Mexico. Our programs aired through our radio stations network reach approximately 75 percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.
According to Investigadores Internacionales Asociados, S.C., or INRA, in 2007, 2008 and 2009, XEW-AM ranked, on average, tenth, thirteenth, and thirteenth, respectively, among the 34 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, seventh, sixth, and seventh, respectively, among the 29 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second, and second, respectively, among 26 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.
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
During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering a record attendance of approximately 175,000 people during the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
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
Investments
OCEN. In October 2002, we acquired a 40% stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. OCEN owns 51% of a company named As Deporte, S.A. de C.V., the principal triathlon and athletic competition producer in Mexico, and promoter of other sporting events in Mexico, such as the Ironman competition.

During 2008 and 2009, OCEN promoted more than 3,721 and 4,497 events, respectively, and managed 15 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as a principal live entertainment company in Mexico.
Additionally, during 2009, OCEN promoted several shows in Central America and Colombia, looking to expand its regional dominance of live entertainment over new territories. Important components of OCEN’s business strategy for 2009 and 2010 are the increased on-line presence through the internet site www.ocesa.com.mx, pursuing a reduction of marketing costs, and enhanced understanding of the consumer and direct communication with OCEN’s user base through social networks and digital contents.
Mutual Fund Venture. On June 22, 2010, we sold our 40.84% interest in Más Fondos to Profie Mexicana, S.A. de C.V., our former partner in this venture. Such sale is subject to the authorization of the Mexican Bank and Securities Commission, or Comisión Nacional Bancaria y de Valores, or CNBV.
Más Fondos sells mutual funds that are owned and managed by third parties to individual and institutional investors, and distributes 136 funds managed by 9 entities and operates under a license granted by the CNBV.
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
La Sexta. In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40.517% equity interest therein; Grupo Globomedia and the Mediapro Group, which control a 51.658% equity interest, indirectly, through their interest in GAMP; and as of November 2006, Gala, which holds a 7.825% equity interest which it acquired from GAMP. La Sexta began broadcasting on March 27, 2006.
As part of the agreement with our partners to (i) complete funding the La Sexta business plan in its entirety for the first three years of operations, and (ii) to acquire part of the capital stock of Imagina (formerly, “Grupo Afinia”), an entity which resulted from the merger between the Mediapro Group and Grupo Árbol, we received, among other rights, a call option under which we had the right to subscribe, at a price of €80.0 million, a percentage of the capital stock of Imagina that was to be determined by the application of a formula related to the enterprise value of Imagina at the time of the exercise of the call option.
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

During 2008, we made additional capital contributions of €44.4 million. During 2009, we made additional capital contributions of €35.7 million. During 2010, we have made loans to La Sexta of €21.5 million to date.
For a description of our commitments of capital contributions in 2008 and 2009 related to this investment, See “Operating and Financial Review and Prospects — Results of Operations — Contractual Obligations and Commercial Commitments — Contractual Obligations Off the Balance Sheet”.
Alvafig. In November 2006, we invested U.S.$258.0 million in long-term notes convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes convertible into 99.99% of the equity of Alvafig, which proceeds were used by Alvafig to increase its interest in Cablemás. On May 16, 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig. Cablemás operates in 49 cities. As of December 31, 2009, the Cablemás cable network served more than 912,825 cable television subscribers, 289,006 high-speed internet subscribers and 146,406 IP-telephony lines, with approximately 2.73 million homes passed. On August 8, 2007, the Mexican Antitrust Commission authorized, subject to compliance with certain conditions, the conversion of our long-term notes into 99.99% of the equity of Alvafig, and on December 11, 2007, after we appealed the first decision of the Mexican Antitrust Commission, the conversion of our long-term convertible notes into 99.99% of the equity of Alvafig was authorized subject to compliance with certain new conditions. The initial two conditions that have already been met, and that going forward must be complied with on a continuous basis, were to make available, subject to certain conditions, our over the air channels to pay-TV operators on non-discriminatory terms (“must offer”) and that our pay-TV platforms carry upon request and subject to certain conditions, over the air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met and that have to be met, which we believe we are complying with on a timely basis, including the termination of the Stockholder Trust which took place on June 17, 2009.
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. On March 18, 2010, Telefónica Móviles de México, S.A. de C.V., Editora Factum and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE. On June 9, 2010 the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession to operate a public telecommunications network using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, will pay Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services in approximately 18 months, and expects to invest close to an additional Ps.1.3 billion during the term of the lease to get the network ready for service. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.
We have investments in several other businesses. See Notes 2 and 5 to our year-end financial statements.
DTH Joint Ventures
Background. In November 1995, we, along with Globopar, News Corp. and, at a later date, Liberty Media, agreed to form a number of joint ventures to develop and operate DTH satellite services for Latin America and the Caribbean basin.
We indirectly own interests in DTH satellite joint ventures in Mexico, Central America, and the Dominican Republic. No assurance can be given that the DTH joint venture we currently run or that we may own in the future will be successful.

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
Mexico and Central America. We operate “Sky”, our DTH satellite joint venture in Mexico, through Innova. We indirectly own 58.7% of this joint venture. As of December 31, 2007, 2008 and 2009, Innova’s DTH satellite pay-TV service had approximately 1,585,100, 1,759,801, and 1,959,700 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with approximately 1,500 points of sale. In addition to the above, Innova also experienced growth during 2007, due to new subscribers from operations in Costa Rica and The Dominican Republic, during 2008, due to continuing growth in Central America and the addition of Nicaragua, Guatemala and Panama operations and during 2009 due mainly to continuing growth in Central America and the Dominican Republic. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
During 2009, Sky offered exclusive content such as one out of every five soccer matches from the Mexican First Division 2009 Tournament, the widest coverage of the Spanish soccer league, the NFL Sunday Ticket, Major League Baseball, the National Hockey League and NBA PASS. Sky also added new channels to its lineup, such as TVC Platino, Teleformula, Cadena 3, Milenio TV, Telemundo and Baby TV. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major studios.
Until 2008, Sky offered 238 digital channels through five programming packages: Basic (87 video channels, 50 audio channels and 29 pay-per-view); Fun (133 video channels, 50 audio channels and 29 pay-per-view); Movie City (142 video channels, 50 audio channels and 29 pay-per-view); HBO/Max (146 video channels, 50 audio channels and 29 pay-per-view); and Universe (159 video channels, 50 audio channels and 29 pay-per-view) for a monthly fee of Ps.228.00, Ps.302.00, Ps.428.00, Ps.478.00 and Ps.618.00, respectively. The subscriber receives a “prompt payment” discount if the monthly subscription payment is made within 12 days after the billing date.

As of 2009, Sky also broadened its product offering by launching MiSky and VeTV, two new, lower-priced packages that are highly attractive to customers with lower budgets. MiSky is the first modular offering in Mexico that enables our clients to add thematic packages to a base package that includes 25 of the most watched channels. VeTV, a prepaid basis product, offers a low-cost package that includes the free-to-air channels as well as other pay-TV channels that appeal to the whole family.
Programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.267.00, Movie City Ps.381.00, HBO/Max Ps.431.00 and Universe Ps.571.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee which depends on the package and payment method.
Sky devotes 20 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.
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
Programming. We are a major source of programming content for our DTH joint venture and have granted our DTH joint venture DTH satellite service broadcast rights to all of our existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, DISH, a new competitor in the DTH market, launched its services in Mexico and we are uncertain as to how DISH’s entry into the DTH market could affect our DTH business. At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 20 channels, including Televisa’s digital over the air networks. The SCT and Cofetel are currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business.
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

In addition, on September 5, 2008, Televisa filed a Complaint for Declaratory Relief against Univision before the Superior Court of the State of California, for the County of Los Angeles, seeking a declaration of its rights vis-a-vis Univision with respect to the United States broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa (the “Soccer Complaint”). In the Soccer Complaint, Televisa sought a declaration that it has the legal right to broadcast in the United States, or license to third parties to broadcast in the United States, the home games of the Mexican League First Division soccer teams owned by Televisa. In September, 2008 Univision filed a Cross-Complaint against Televisa, alleging among other causes of action, a claim for declaratory relief that it retained the exclusive U.S. broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa under the terms of the Program License Agreement. On October 9, 2008, pursuant to an agreement between Televisa and Univision and an Order of the Court, Televisa submitted its Complaint for Declaratory Relief and Univision’s cause of action for declaratory relief to a private referee pursuant to a California code provision. Trial was held on November 11-12 2008, before the private referee, the Honorable Richard Neal (Ret.) of Judicial Arbitration Mediation Services (“JAMS”). On December 18, 2008 Justice Neal filed a Decision in Televisa’s favor whereby he resolved that Televisa was entitled to a declaration and judgment that Univision’s broadcast rights to home games of the Mexican League First Division soccer teams owned by Televisa expired on December 19, 2008 (the “Statement of Decision”). Univision dismissed with prejudice the other claims raised in its Cross-Complaint against Televisa. On June 4, 2009, Honorable Ernest M. Hiroshige, Judge of the Superior Court of the State of California, for the County of Los Angeles, adjudged and decreed a final judgment consistent with the Statement of Decision, in favor of Televisa.
Competition
We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 178 stations outside of Mexico City. Televisora del Valle de México owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE Mexico surveys, during 2007, 2008 and 2009 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 31.0%, 28.8%, and 30.2%, respectively, during prime time, and 29.1%, 27.7%, and 29.2%% respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.
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
Cable and Telecom
According to the most recent information from CANITEC, there were approximately 1,408 cable concessions in Mexico as of December 31, 2009 serving approximately 5.1 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH joint venture. See “— DTH Satellite Services”. Cablevisión also faces competition from Dish Mexico, a joint venture between MVS Comunicaciones and set-top provider EchoStar. Dish Mexico is a new DTH operator and competes in some segments against Cablevisión in Mexico City and the surrounding areas mainly driven by its Ps.149 basic package. Dish Mexico has been in operation for one year and offers 36 channels to its subscribers. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems, DTH, IPTV and MMDS systems in areas where they presently operate. In addition, pursuant to the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent it has available capacity on its network.
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
In October 2008, DISH Mexico, a joint venture between MVS and DISH, a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. DISH currently operates nationwide.
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

Certain amendments to the existing Radio and Television Law and the Telecommunications Law have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice on June 5, 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years having the possibility to renew such concessions by obtaining from the SCT a certification of compliance with their obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. Also, either the SCT or the Federal Telecommunications Commission shall provide notice in the Diario Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.
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
Television programming is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under Mexican regulations, the Mexican Ministry of the Interior reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for adults and teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.
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

Cable Television
Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its Channel 46 Concession, which expires on November 17, 2010. We have filed for a renewal of the Channel 46 Concession and in February 2010, the SCT notified Cablevisión that the Channel 46 Concession will not be renewed. We have initiated legal actions against SCT’s notice seeking to obtain the renewal of such concession. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico. In addition, in May 2007 the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.
Cablemás operates under 49 concessions which cover 14 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2013 to 2039.
TVI operates under 4 concessions, which cover two Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2015 to 2028.
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
Telecom.
GTAC received a favorable award from the SCT in the recent dark fiber public bid on June 9, 2010. As a result, GTAC will operate one public telecommunications network concession that will be issued for a period of 20 years. The SCT is expected to issue the concession on July 5, 2010. Through this concession, GTAC will be able to lease from the CFE and exploit a portion of the CFE dark fiber network subject matter of the public bid process which range is 19,457 kilometers along different parts of Mexico. GTAC will offer a range of services including transportation services which will allow other telecommunications providers to offer competitive prices and quality services to end users.
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
Mexican Gaming Regulations
Pursuant to Mexico’s Federal Law of Games and Draws, or Ley Federal de Juegos y Sorteos, or Gaming Law, and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations, the Mexican Ministry of the Interior has the authority to permit the operation of all manner of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations. We were granted a Gaming Permit on May 25, 2005, which expires on May 24, 2030.
In 2004, the Chamber of Deputies of the Mexican Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that the enactment of the Gaming Regulations was unconstitutional and, therefore, null and void. In January 2007, the Supreme Court of Justice declared the Gaming Regulations constitutional.

Mexican Antitrust Law
Mexico’s Federal Antitrust Law and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions or joint ventures. In addition, Mexico’s Federal Antitrust Law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures” and “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
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
Under the amendment, the review process of mergers and acquisitions by the Mexican Antitrust Commission is modified by:
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
The IFE ruled that some of our subsidiaries infringed the Federal Code of Electoral Institutions and Procedures (Código Federal de Instituciones y Procedimientos Electorales). As a consequence thereof, the IFE imposed fines to such subsidiaries in an approximate amount of Ps. 21 million. The relevant subsidiaries challenged the resolutions and the fines before the Federal Electoral Court (Tribunal Federal Electoral). The Federal Electoral Court confirmed the rulings and the fines. Although we continue to disagree with the determination of the IFE and the Federal Electoral Court and have challenged the constitutionality of the Electoral Law, our respective subsidiaries paid such fines.
At this time, the Constitutional Amendment has not had an impact upon the results of our radio and television businesses, however we cannot predict what impact, if any, the Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.

Significant Subsidiaries
The table below sets forth our significant subsidiaries and Innova, a consolidated variable interest entity, as of December 31, 2009.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)(4)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A.B de C.V.(3)(5)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(6)	Mexico	100.0%
Factum Más, S.A. de C.V.(7)(8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(7)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V.(7)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema Mexicano, S.A. de C.V.(11)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(12)	Mexico	100.0%
Televisa, S.A. de C.V.(13)	Mexico	100.0%
Paxia, S.A. de C.V.(3)(4)(14)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2)(3)(15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2)(3)(16)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(11)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of five direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)
While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	One of three direct subsidiaries through which we own equity interests in and conduct the operations of our Cable and Telecom segment.

(5)	One of the indirect subsidiaries through which we conduct the operations of our Cable and Telecom segment.

(6)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(7)	One of three subsidiaries through which we own our equity interest in Innova.

(8)	Direct subsidiary through which we own equity interests in and conduct our Internet business.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	One of two direct subsidiaries through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(12)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(13)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Direct subsidiary through which we maintain 100.00% of the capital stock of Alvafig, a holding company with an interest of 58.3% in Cablemás, a large cable operator in Mexico.

(15)	Direct subsidiary through which we conduct the operations of our Radio business.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

Property, Plant and Equipment
Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, 3 studios in Santa Fe and 1 studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 41 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.2 million square feet of space, of which over 3.7 million square feet are located in Mexico City and the surrounding areas, and approximately 1.5 million square feet are located outside of Mexico City and the surrounding areas.
Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.
We also own or lease over a total of 537,865 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	2	San Diego, California(1)
Leased properties	4	Buenos Aires, Argentina(1)
		Madrid, Spain(2)
		San Diego, California(1) Zug, Switzerland(1)
Publishing activities
Owned properties	7	Miami, Florida(1)
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
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Santiago, Chile (44)
		Armenia, Colombia(1)
		Barranquilla, Colombia(3)
		Bogota, Colombia(3)
		Bucaramanga, Colombia(1)
		Cali, Colombia(5)
		Cartagena, Colombia(1)
		Colombia, Colombia(2)
		Ibage, Colombia(1)
		Manizales, Colombia(1)
		Medellín, Colombia(4)
		Pasto, Colombia(1)
		Pompayan, Colombia(1)
		Pereira, Colombia(1)
		Santa Martha, Colombia(1)
		Sincelejo, Colombia,(1)
		Villavicencio, Colombia(1)
		Lima, Peru(2)
DTH
Leased properties	5	San José Costa Rica(1)
		Guatemala (1)
		Nicaragua (1)
		Panama (1)
		Dominicana (1)
Telephony
Leased properties	7	San Antonio, Texas(2)
		Dallas, Texas (2)
		Laredo, Texas (1)
		McAllen, Texas (1)
		Mission, Texas (1)

Satellites. We currently use transponder capacity on seven satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Solidaridad II, which reaches only Mexico; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R) started operations in July 2009, Intelsat IS-11 reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada; IS-905 which reaches Western and Eastern Europe; IS-9 which reaches Central America, Mexico, the Southern United States and the Caribbean and IS-16 which reaches Central America, Mexico, the Southern United States and the Caribbean. The Intelsat IS-9 (formerly PAS-9) satellite is currently in operation, Intelsat reported that IS-9’s estimated end of life has been reduced to October 2012. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 satellite intends to replace Intelsat IS-9 as sky’s primary transmission satellite and is currently expected to start service in the fourth quarter of 2012. On April 1, 2010 Intelsat released IS-16 satellite, where Sky has additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; also this satellite is a back-up satellite for our DTH joint venture operations. For a description of guarantees related to our DTH joint venture transponder obligations, see Note 11 to our year-end financial statements.
On September 20, 1996, PanAmSat (now Intelsat), our primary satellite service provider, agreed to provide U.S. transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 MHz C-band transponders on Galaxy 16 (formerly, Galaxy IVR), which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 MHz Ku-band transponders on PAS-3R described above. Until April 2010, for each of the 36 MHz C-band transponders we paid an annual fee of approximately U.S.$3.7 million. Subsequent to April 2010, the annual fee for the 36 MHz C-band transponders will be approximately U.S.$1.3 million.
In December 2005, we signed an extension with PanAmSat, for the use of three transponders on PAS-3R satellite until 2009 and 2012 and two transponders in Galaxy IVR (replaced by Galaxy 16) satellite until 2016.
PanAmSat and DIRECTV announced the completion of the sale of PanAmSat on August 20, 2004, to affiliates of Kohlberg, Kravis, Roberts & Co. L.P., The Carlyle Group and Providence Equity Partners, Inc.
On June 19, 2006, the FCC announced that it had approved the merger of Intelsat, Ltd., or Intelsat, with PanAmSat Holding Corporation, or PanAmSat. Intelsat and PanAmSat announced the conclusion of their merger transaction on July 3, 2006. Previously, on August 29, 2005, Intelsat and PanAmSat announced the merger of both companies by means of an acquisition of PanAmSat by Intelsat, creating a world-class communications solution provider.
On August 14, 2006, Televisa’s main network broadcast operation was successfully relocated from satellite Galaxy IVR to Galaxy 16. Televisa’s broadcast was formerly conducted through Galaxy IVR, which experienced an irreparable damage that shortened its expected operational life.
On February 1, 2007, Intelsat renamed some of their satellite fleet recently acquired with the merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Innova and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite was manufactured by Orbital Sciences Corporation and was successfully launched in February 2010 and started operations in April 2010.
On August 3, 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). Televisa negotiated a new contract for a new transponder on the IS-905 satellite until August 31, 2012, for the distribution of our content in Europe.

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
Preparation of Financial Statements
Our year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 23 to our year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2009. Note 23 to our year-end financial statements provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 23 to our year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
As required by Mexican FRS, beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information. Accordingly, our financial statements as of December 31, 2007 and for the year ended on that date are stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the years ended December 31, 2008 and 2009 are not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the years ended December 31, 2008 and December 31, 2009 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. In discussing results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007, we have provided below in the discussion of line items a percentage increase in certain 2007 line items that reflects the impact the inflation adjustment had when applying inflation accounting to that line item in 2007.

Results of Operations
The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2007	2008	2009
Segment Net Sales
Television Broadcasting	49.7%	43.7%	40.3%
Pay Television Networks	4.3	4.5	5.1
Programming Exports	5.3	5.0	5.3
Publishing	7.8	7.5	6.3
Sky	19.7	18.7	18.7
Cable and Telecom	6.1	13.5	17.3
Other Businesses	7.1	7.1	7.0

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(2.6)	(2.3)	(2.2)

Total Consolidated Net Sales	97.4%	97.7%	97.8%

Net Sales
Cost of Sales(2)	43.6%	44.9%	45.4%
Selling Expenses(2)	7.9	8.2	8.9
Administrative Expenses(2)	5.9	6.4	7.3
Depreciation and Amortization	7.8	9.0	9.4
Consolidated Operating Income	34.8	31.5	29.0

Total Net Sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results
The following table sets forth the net sales and operating segment income (loss) of each of our business segments and intersegment sales, corporate expenses and depreciation and amortization for the years ended December 31, 2007, 2008 and 2009. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the Mexican Institute of Public Accountants, or MIPA. This standard requires us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with this standard, we currently classify our operations into seven business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Sky, Cable and Telecom, and Other Businesses. In 2007, we changed the names of two of our segments — “Sky Mexico” to “Sky”, because we began operations in Central America and the Dominican Republic, and “Cable Television” to “Cable and Telecom” due to the consolidation of Bestel, a telecommunication company, into this segment. Beginning in 2007 “Radio” was classified into the “Other Businesses” segment and beginning in the third quarter of 2008 “Publishing Distribution” was classified into the “Other Businesses” segment since its operations were no longer significant to the Company’s consolidated financial statements taken as a whole. See “— Recently Issued Mexican Financial Reporting Standards” and Note 1(t) to our year-end financial statements. We have restated our segment results for the prior periods to reflect these changes in segment reporting. Our results for 2008 and 2009, include Cablemás, a significant cable operator in Mexico, in the “Cable and Telecom” segment. Effective June 1, 2008 and October 1, 2009, we began consolidating the assets, liabilities and results of operations of Cablemás and TVI, respectively, in our consolidated financial statements. See Note 2 to our year-end financial statements. In discussing results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007, we have provided below in the discussion of line items a percentage increase in certain 2007 line items that reflects the impact the inflation adjustment had when applying inflation accounting to that line item in 2007.

	Year Ended December 31,(1)
	2007		2008		2009
	(Millions of Pesos)
Segment Net Sales
Television Broadcasting	Ps.	21,213.2	Ps.	21,460.7	Ps.	21,561.6
Pay Television Networks		1,852.0		2,212.5		2,736.6
Programming Exports		2,262.1		2,437.2		2,845.9
Publishing		3,311.9		3,700.4		3,356.1
Sky		8,402.2		9,162.2		10,005.2
Cable and Telecom		2,611.6		6,623.4		9,241.8
Other Businesses		3,039.6		3,498.5		3,771.4

Total Segment Net Sales		42,692.6		49,094.9		53,518.6
Intersegment Operations		(1,131.1)		(1,122.6)		(1,166.1)

Total Consolidated Net Sales	Ps.	41,561.5	Ps.	47,972.3	Ps.	52,352.5

Operating Segment Income (Loss)
Television Broadcasting	Ps.	10,518.1	Ps.	10,504.9	Ps.	10,323.9
Pay Television Networks		1,150.2		1,378.2		1,660.4
Programming Exports		1,032.0		1,076.8		1,437.2
Publishing		624.4		648.6		190.7
Sky		4,037.9		4,416.8		4,478.8
Cable and Telecom		947.2		2,134.8		2,971.9
Other Businesses		(237.5)		(242.9)		(318.2)

Total Operating Segment Income(2)		18,072.3		19,917.2		20,744.7
Corporate Expenses(2)		(368.3)		(478.3)		(658.2)
Depreciation and Amortization		(3,223.1)		(4,311.1)		(4,929.6)

Total Consolidated Operating Income(3)	Ps.	14,480.9	Ps.	15,127.8	Ps.	15,156.9

(1)
Certain segment data set forth in these tables may vary from certain data set forth in our year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our year-end financial statements.

(2)
The total operating segment income data set forth in this annual report do not reflect corporate expenses and depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(3)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 22 to our year-end financial statements.

Seasonality
Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2007, 2008 and 2009, we recognized 29.9%, 30.2% and 29.0%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.
Results of Operations for the Year Ended December 31, 2009
Compared to the Year Ended December 31, 2008
Total Segment Results
Net Sales
Our net sales increased by Ps.4,380.2 million, or 9.1%, to Ps.52,352.5 million for the year ended December 31, 2009 from Ps.47,972.3 million for the year ended December 31, 2008. This increase reflects a revenue growth in our Cable and Telecom, Sky, Pay Television Networks, Programming Exports, Television Broadcasting and Other Businesses segments. These increases were partially offset by a decrease in the sales of our Publishing segment.
Cost of Sales
Cost of sales increased by Ps.2,212.4 million, or 10.3%, to Ps.23,768.4 million for the year ended December 31, 2009 from Ps.21,556.0 million for the year ended December 31, 2008. This increase was due to higher costs in our Cable and Telecom, Sky, Television Broadcasting, Pay Television Networks, Programming Exports and Other Businesses segments. These increases were partially offset by a decrease in costs in our Publishing segment.
Selling Expenses
Selling expenses increased by Ps.752.9 million, or 19.2%, to Ps.4,672.1 million for the year ended December 31, 2009 from Ps.3,919.2 million for the year ended December 31, 2008. This increase was attributable to higher selling expenses in our Sky, Cable and Telecom, Publishing, Pay Television Networks, Television Broadcasting, Programming Exports and Other Businesses segments, as a result of increases in promotional and advertising expenses, commissions paid and provision for doubtful trade accounts.
Administrative Expenses
Administrative expenses increased by Ps.767.3 million, or 25.1%, to Ps.3,825.5 million for the year ended December 31, 2009 from Ps.3,058.2 million for the year ended December 31, 2008. This increase reflects the administrative expense growth in our Cable and Telecom, Publishing, Television Broadcasting, Sky, Pay Television Networks and Other Businesses segments, as well as an increase in corporate expenses due to higher share-based compensation expense, which amounted to approximately Ps.375.7 million in 2009, compared with Ps.222.0 million in 2008. These increases were partially offset by lower administrative expenses in our Programming Exports segment.

Television Broadcasting
Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 13.0% in 2008 and 12.8% in 2009. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.
Television Broadcasting net sales, representing 43.7% and 40.3% of our total segment net sales for the years ended December 31, 2008 and 2009, respectively, increased by Ps.100.9 million, or 0.5%, to Ps.21,561.6 million for the year ended December 31, 2009 from Ps.21,460.7 million for the year ended December 31, 2008. This marginal increase was achieved in spite of the difficult economic environment and the inclusion of the broadcast of the 2008 Olympic Games in Television Broadcasting net sales for the year ended December 31, 2008. Ratings remained strong due to successful telenovelas such as “Hasta que el Dinero nos Separe” and “Mañana es Para Siempre”.
Television Broadcasting operating segment income decreased by Ps.181.0 million, or 1.7%, to Ps.10,323.9 million for the year ended December 31, 2009 from Ps.10,504.9 million for the year ended December 31, 2008. This decrease was due to the increase in cost of sales due primarily to the negative translation effect of foreign-currency-denominated programming and satellite costs and an increase in operating expenses driven by an increase in advertising and promotional expenses, commissions paid and personnel expenses, which was partially offset by an increase in net sales.
Advertising Rates and Sales
We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged the lowest rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell advertising to our customers on a cost per rating point basis. Under cost per rating point pricing, we are not committed with advertisers to achieve a certain rating upon broadcast, and therefore, we do not have to provide any future price adjustments if the rating is not met.
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
During 2008 and 2009, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,473 hours of advertising time in 2008 and 1,368 hours in 2009. During sign-on to sign-off hours, we sold 3,033 hours of advertising time in 2008 and 2,867 hours in 2009. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our television products.
As of December 31, 2008 and December 31, 2009, we had received Ps.16,881.6 million (nominal) and Ps.17,810.4 million (nominal), respectively, of advertising deposits for television advertising time during 2009 and 2010, representing approximately U.S.$1,219.8 million and U.S.$1,361.7 million at the applicable year-end exchange rates. Approximately 67.8% and 64.2% of these deposits as of December 31, 2008 and 2009, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2008 and 2009 was 4.0 months and 4.5 months, respectively.

Pay Television Networks
Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay television providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite joint venture in which we have an interest. Pay television networks net sales also include the revenues from TuTv, our pay-TV joint venture in the United States with Univision. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising on a scatter basis, independently from our other media-related segments.
Pay Television Networks net sales, representing 4.5% and 5.1% of our total segment net sales for the years ended December 31, 2008 and 2009, respectively, increased by Ps.524.1 million, or 23.7%, to Ps.2,736.6 million for the year ended December 31, 2009 from Ps.2,212.5 million for the year ended December 31, 2008. This increase reflects higher revenues from signals sold in Mexico and Latin America and an increase in advertising sales, as well as a positive translation effect of foreign-currency-denominated sales.
Pay Television Networks operating segment income increased by Ps.282.2 million, or 20.5%, to Ps.1,660.4 million for the year ended December 31, 2009, from Ps.1,378.2 million for the year ended December 31, 2008, primarily due to higher sales that were partially offset by an increase in cost of sales mainly resulting from costs associated with the production and launch of new channels and programs, as well as the negative translation effect of foreign-currency-denominated costs, and an increase in operating expenses due to higher promotional and advertising expenses and commissions paid.
Programming Exports
Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2008 and 2009, 68.4% and 66.8%, respectively, of net sales for this segment were attributable to programming licensed under our Program License Agreement with Univision. In 2008 and 2009, we received U.S.$146.5 million and U.S.$143.0 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network.
Programming Exports net sales, representing 5.0% and 5.3% of our total segment net sales for the years ended December 31, 2008 and 2009, respectively, increased by Ps.408.7 million, or 16.8%, to Ps.2,845.9 million for the year ended December 31, 2009 from Ps.2,437.2 million for the year ended December 31, 2008. This increase was primarily due to a positive translation effect on foreign-currency-denominated sales and higher programming sales to Latin America, Europe, Asia and Africa. This increase was partially offset by a decrease in royalties paid to us under the Program License Agreement entered into with Univision in the amount of U.S.$143.0 million for the year ended December 31, 2009 as compared to U.S.$146.5 million, for the year ended December 31, 2008.
Programming Exports operating segment income increased by Ps.360.4 million, or 33.5%, to Ps.1,437.2 million for the year ended December 31, 2009 from Ps.1,076.8 million for the year ended December 31, 2008. This increase was primarily due to the increase in net sales, and was partially offset by an increase in cost of sales due to higher programming and co-production costs and operating expenses, primarily due to an increase in personnel, advertising and promotional expenses.
Publishing
Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
Publishing net sales, representing 7.5% and 6.3% of our total segment net sales for the years ended December 31, 2008 and 2009, respectively, decreased by Ps.344.3 million, or 9.3%, to Ps.3,356.1 million for the year ended December 31, 2009 from Ps.3,700.4 million for the year ended December 31, 2008. The annual decrease was driven by lower revenues from magazine circulation and advertising pages sold abroad as well as in Mexico. This negative impact was partially offset by a positive translation effect on foreign-currency-denominated sales.

Publishing operating segment income decreased by Ps.457.9 million, or 70.6%, to Ps.190.7 million for the year ended December 31, 2009 from Ps.648.6 million for the year ended December 31, 2008. This decrease reflects lower sales and an increase in operating expenses due to nonrecurrent charges such as an increase in provision for doubtful-trade-accounts and certain restructuring costs, as well as a negative translation effect on foreign-currency-denominated costs and expenses. These effects were partially offset by a decrease in cost of sales, mainly in cost of paper and printing.
Sky
Sky net sales are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Sky net sales, representing 18.7% of our total segments net sales for both years ended December 31, 2008 and 2009, increased by Ps.843.0 million or 9.2% to Ps.10,005.2 million for the year ended December 31, 2009 from Ps.9,162.2 million for the year ended December 31, 2008. This increase was primarily due to an increase in Sky’s subscriber base in Mexico, a growth of Sky operations in Central America and higher advertising revenues. As of December 31, 2009 the number of gross active subscribers increased to 1,959,700 (including 144,300 commercial subscribers) compared with 1,759,800 (including 128,900 commercial subscribers) as of December 31, 2008.
Sky operating segment income increased by Ps.62.0 million or 1.4% to Ps.4,478.8 million for the year ended December 31, 2009 from Ps.4,416.8 million for the year ended December 31, 2008. This increase was due to the increase in net sales and was partially offset by higher programming costs associated with the increase of Sky’s subscriber base, as well as the amortization of costs related to the exclusive transmission of 24 matches of the 2010 Soccer World Cup, an increase in promotional expenses and a negative translation effect on foreign-currency-denominated costs and expenses.
Cable and Telecom
Cable and Telecom net sales are derived from cable television and telecommunication services, as well as advertising sales. Net sales for cable television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Beginning June 2008, we began to consolidate the financials of Cablemás, a significant cable operator in Mexico operating in 49 cities into our financial statements. Also beginning October 2009, we began to consolidate the financials of TVI. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales for cable television advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás and TVI. From July 2005 to October 2007, Maximedios Alternativos, S.A. de C.V. was Cablevisión’s sales agent for advertising time. See “Major Stockholders and Related Party Transactions — Related Party Transactions — Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders”. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.
Cable and Telecom net sales, representing 13.5% and 17.3% of our total segment net sales for the years ended December 31, 2008 and 2009, respectively, increased by Ps.2,618.4 million, or 39.5%, to Ps.9,241.8 million for the year ended December 31, 2009 from Ps.6,623.4 million for the year ended December 31, 2008. This increase was primarily due to the addition of more than 350,000 revenue generation units (RGU’s) in Cablevisión and Cablemás during the year driven mainly by the success of our competitive triple-play bundles, as well as the consolidation of Cablemás beginning June 1, 2008 and of TVI beginning October 1, 2009.
Cable and Telecom operating segment income increased by Ps.837.1 million, or 39.2%, to Ps.2,971.9 million for the year ended December 31, 2009 from Ps.2,134.8 million for the year ended December 31, 2008. These results reflect higher sales that were partially offset by an increase in advertising campaigns around triple play packages, a negative translation effect on foreign-currency-denominated costs; the costs inherent to growth in the subscriber base and higher costs and expenses resulting from Cablemás and TVI’s consolidation.

The following table sets forth the breakdown of subscribers as of December 31, 2009:

	Cablevisión	Cablemás	TVI
Video	632,061	912,825	237,062
Broadband	250,550	289,006	112,105
Voice	133,829	146,406	75,779
RGUs	1,016,440	1,348,237	424,946
Other Businesses
Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com, and revenues related to our PSMS messaging service, gaming, radio and publishing distribution (beginning in the third quarter of 2008).
Other Businesses net sales, representing 7.1% and 7.0% of our total segment net sales for the years ended December 31, 2008 and 2009, increased by Ps.272.9 million, or 7.8%, to Ps.3,771.4 million for the year ended December 31, 2009 from Ps.3,498.5 million for the year ended December 31, 2008. This increase was primarily due to increased sales in our gaming, sport events production and internet businesses. This increase was partially offset by lower sales in our feature-film distribution, radio and publishing distribution businesses.
Other Businesses operating segment loss increased by Ps.75.3 million, or 31.0%, to Ps.318.2 million for the year ended December 31, 2009 from Ps.242.9 million for the year ended December 31, 2008. This increase reflects higher costs of sales and operating expenses related to our sport events production and publishing distribution businesses and decreased sales in our feature-film distribution, radio and publishing distribution businesses. These effects were partially offset by higher total segment sales and a decrease in the cost of sales and operating expenses of our feature-film distribution business.
Depreciation and Amortization
Depreciation and amortization expense increased by Ps.618.5 million, or 14.3%, to Ps.4,929.6 million for the year ended December 31, 2009 from Ps.4,311.1 million for the year ended December 31, 2008. This change primarily reflects an increase in our Cable and Telecom (due to the consolidation of Cablemás and TVI), Publishing and Other Businesses segments. This increase was partially offset by a decrease in our Sky and Television Broadcasting segments.
Non-operating Results
Other Expense, Net
Other expense, net, increased by Ps.812.8 million, or 85.4%, to Ps.1,764.9 million for the year ended December 31, 2009, compared to Ps.952.1 million for the year ended December 31, 2008. This increase reflected primarily i) higher non-cash impairment adjustments made to the carrying value of goodwill of certain businesses in our Cable and Telecom, Television Broadcasting and Publishing segments, and trademarks in our Publishing segment, as further described in Note 23(f) to our year-end consolidated financial statements; ii) the absence of other income recognized in 2008, derived from a litigation settlement in January 2009; and iii) an increase in loss on disposition of property and equipment. These unfavorable variances were partially offset by a decrease in professional services in connection with certain litigation.

Integral Cost of Financing
Integral cost of financing, net significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
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

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollar. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
The net expense attributable to integral cost of financing increased by Ps.2,142.4 million, to Ps.2,973.3 million for the year ended December 31, 2009 from Ps.830.9 million for the year ended December 31, 2008. This increase reflected i) a Ps.1,576 million increase in foreign exchange loss resulting from the unfavorable effect of a 5.5% appreciation of the Mexican peso against the US dollar in 2009 versus a 26.7% depreciation of the Mexican peso against the US dollar in 2008, primarily on foreign-currency hedge contracts; ii) a Ps.320 million increase in interest expense, due primarily to a higher average principal amount of long-term debt in 2009; and iii) a Ps.246.4 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2009.
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
Equity in losses of affiliates, net, decreased by Ps.334.6 million, or 31.9%, to Ps.715.3 million in 2009 compared to Ps.1,049.9 million in 2008. This decrease reflected mainly a reduction in equity in losses of i) Volaris, our 25% interest in a low-cost carrier airline with a concession to operate in Mexico; and ii) La Sexta, our 40.5% interest in a free-to-air television channel in Spain. Equity in losses of affiliates, net, for the year ended December 31, 2009, is comprised for the most part of the equity in loss of La Sexta, which was partially offset by the equity in earnings of other companies in which we hold a noncontrolling interest.
Income Taxes
Income taxes decreased by Ps.443.5 million, or 12.4%, to Ps.3,120.7 million in 2009 from Ps.3,564.2 million in 2008. This decrease reflected a lower corporate income tax base.
We are authorized by the Mexican tax authorities to compute our income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
Through December 31, 2007, we were also subject to an asset tax, applicable to our Mexican subsidiaries and computed on a fully consolidated basis at a tax rate of 1.25% on the adjusted gross value of some of our assets.
The Mexican corporate income tax rate in 2007, 2008 and 2009 was 28%.
In October 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduced a flat tax, which replaced Mexican asset tax and is applied along with Mexican regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The IETU is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter. Although the IETU is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax. The IETU is calculated on a cash flow basis. As of December 31, 2007, 2008 and 2009 this tax law change did not have an effect on the Company’s deferred tax position, and the Company does not expect to have to pay the IETU in the near future.

In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: i) the corporate income tax rate was increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; ii) the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; iii) the payment of this income tax has to be made in installments: 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year; and iv) this procedure applies for the deferred income tax resulting from the tax consolidation regime prior to and from 2010, so taxpayers will have to pay in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004. See “Risk Factors — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
Noncontrolling Interest Net Income
Noncontrolling interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky, Cable and Telecom, and Radio businesses.
Noncontrolling interest net income decreased by Ps.351.4 million, or 37.9%, to Ps.575.6 million in 2009, from Ps.927.0 million in 2008. This decrease primarily reflected a lower portion of consolidated net income attributable to interests held by noncontrolling equity owners in our Sky segment, as well as a higher portion of consolidated net loss attributable to interests held by noncontrolling stockholders in our Cable and Telecom segment.
Controlling Interest Net Income
We generated net income in the amount of Ps.6,007.1 million in 2009, as compared to net income of Ps.7,803.7 million in 2008. The net decrease of Ps.1,796.6 million reflected:
•	a Ps.812.8 million increase in other expense, net; and
•	a Ps.2,142.4 million increase in integral cost of financing, net.
These changes were partially offset by:
•	a Ps.29.1 million increase in operating income;
•	a Ps.334.6 million decrease in equity in earnings of affiliates, net;
•	a Ps.443.5 million decrease in income taxes; and
•	a Ps.351.4 million decrease in noncontrolling interest net income.
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
Television Broadcasting
Television Broadcasting net sales increased by Ps.247.5 million, or 1.2%, to Ps.21,460.7 million for the year ended December 31, 2008 from Ps.21,213.2 million for the year ended December 31, 2007. This increase was attributable to strong ratings primarily in prime time, which in turn resulted in increased advertising fees in accordance with our cost per rating point pricing advertising sales model, and also due to our broadcast of the 2008 Olympic Games. Notably, during 2008, more than 50% of our advertising was sold through the upfront option, whereby advertisers locked in prices and made payments prior to the economic crisis, thereby allowing us to avoid the effect of decreased advertising sales during the recession in 2008. This increase was partially offset by a 2007 inflation effect of 3.5%. For a further description of the ways in which we sell commercial time and our cost per rating point pricing advertising sales model, see “Information on the Company — Business Overview — Business Strategy — Maintaining Our Leading Position in the Mexican Television Market — Advertising Sales Plan.”
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
Pay Television Networks
Pay Television Networks net sales increased by Ps.360.5 million, or 19.5%, to Ps.2,212.5 million for the year ended December 31, 2008 from Ps.1,852.0 million for the year ended December 31, 2007. This increase reflects higher revenues from signals sold in Mexico, Latin America and Spain and an increase in advertising sales. This increase was partially offset by a 2007 inflation effect of 2.4%.
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

Programming Exports
Programming Exports net sales increased by Ps.175.1 million, or 7.7%, to Ps.2,437.2 million for the year ended December 31, 2008 from Ps.2,262.1 million for the year ended December 31, 2007. This increase was primarily due to higher royalties paid to us under the Program License Agreement entered into with Univision in the amount of U.S.$146.5 million, for the year ended December 31, 2008 as compared to U.S.$138.0 million, for the year ended December 31, 2007, as well as an increase in export sales to Latin America and a positive translation effect on foreign-currency denominated sales. These increases were partially offset by lower export sales to Europe, Asia and Africa and by a 2007 inflation effect of 2.4%.
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
Publishing
Publishing net sales increased by Ps.388.5 million, or 11.7%, to Ps.3,700.4 million for the year ended December 31, 2008 from Ps.3,311.9 million for the year ended December 31, 2007. The annual increase was driven by higher revenues from magazine circulation and advertising pages sold abroad partly due to the consolidation of Editorial Atlántida, a publishing company in Argentina, beginning September 2007; a greater number of advertising pages sold in Mexico, and a positive translation effect on foreign-currency denominated sales. This increase was partially offset by a 2007 inflation effect of 1.3%.
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
Sky
Sky net sales increased by Ps.760.0 million or 9.0% to Ps.9,162.2 million for the year ended December 31, 2008 from Ps.8,402.2 million for the year ended December 31, 2007. This increase was primarily due to an increase in its subscriber base in Mexico, a growth of Sky operations in Central America and higher advertising revenues. This increase was partially offset by a 2007 inflation effect of 2.4%. As of December 31, 2008 the number of gross active subscribers increased to 1,759,800 (including 128,900 commercial subscribers) compared with 1,585,100 (including 103,100 commercial subscribers) as of December 31, 2007.
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
Cable and Telecom
Cable and Telecom net sales increased by Ps.4,011.8 million, or 153.6%, to Ps.6,623.4 million for the year ended December 31, 2008 from Ps.2,611.6 million for the year ended December 31, 2007. This increase was primarily due to i) a 21.3% increase in sales of Cablevisión, driven mainly by a 21.6% increase in RGUs; ii) the consolidation of Cablemás starting June 2008, which represented incremental revenue of Ps.1,871.0 million; and iii) the consolidation of Bestel starting December 2007, which experienced growth in sales of Ps.1,685.5 million. This increase was partially offset by a 2007 inflation effect of 5.1%.
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

The following table sets forth the breakdown of subscribers as of December 31, 2008:

	Cablevisión	Cablemás
Video	590,690	851,172
Broadband	199,731	242,708
Voice	54,068	76,112
RGUs	844,489	1,169,992
Other Businesses
Other Businesses net sales increased by Ps.458.9 million, or 15.1%, to Ps.3,498.5 million for the year ended December 31, 2008 from Ps.3,039.6 million for the year ended December 31, 2007. This increase was primarily due to higher sales related to our gaming, feature-film distribution, and radio businesses. This increase was partially offset by lower sales in our sport events production, internet and publishing distribution businesses and by a 2007 inflation effect of 2.2%.
Other Businesses operating segment loss increased by Ps.5.4 million, or 2.3%, to Ps.242.9 million for the year ended December 31, 2008 from Ps.237.5 million for the year ended December 31, 2007. This increase reflects higher cost of sales and operating expenses related to our publishing distribution and feature-film distribution businesses and lower sales in our sport events production and internet businesses; these were partially offset by higher total segment sales and a decrease in the cost of sales of our sport events production business, lower operating expenses in our gaming and radio businesses and by a 2007 inflation effect of 3.9%.
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
Noncontrolling Interest Net Income
Noncontrolling interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky, Cable and Telecom, and Radio businesses.
Noncontrolling interest net income decreased by Ps.8.9 million, or 1.0%, to Ps.927.0 million in 2008, from Ps.935.9 million in 2007. This decrease primarily reflected a portion of consolidated net income attributable to noncontrolling interests held in our Cable and Telecom segment, which was partially offset by a higher portion of consolidated net income attributable to noncontrolling interests held in our Sky segment and by a 2007 inflation effect of 2.2%.
Controlling Interest Net Income
We generated net income in the amount of Ps.7,803.7 million in 2008, a decrease of 3.4% as compared to net income of Ps.8,082.5 million in 2007. The net decrease of Ps.278.8 million reflected:
•	a Ps.420.7 million increase in integral cost of financing, net;

•	a Ps.300.6 million increase in equity in earnings of affiliates, net; and

•	a Ps.214.6 million increase in income taxes.
These changes were partially offset by:
•	a Ps.646.9 million increase in operating income;

•	a Ps.1.3 million decrease in other expense, net; and

•	a Ps.8.9 million decrease in minority interest.

Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2007	2008	2009
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	1.1%	26.7%	(5.5%)
Mexican inflation rate(2)	3.8	6.5	3.8
U.S. inflation rate	4.1	0.1	2.7
Increase (decrease) in Mexican GDP(3)	3.3	1.5	(6.5)

(1)
Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.8025 per U.S. Dollar as of December 31, 2006; Ps.10.9222 per U.S. Dollar as of December 31, 2007; and Ps.13.84 per U.S. Dollar as of December 31, 2008; and Ps.13.08 per U.S. Dollar as of December 31, 2009

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 121.0 in 2006; 125.6 in 2007; 133.8 in 2008; and 138.5 in 2009.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2009 as estimated by INEGI.
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

•
Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	(Millions of U.S. Dollars)
Revenues	U.S.$	570	U.S.$	683	U.S.$	716
Operating costs and expenses		615		685		659

On a consolidated basis, in 2007 and 2008, our foreign currency-denominated costs and expenses exceeded, and they could continue to exceed in the future, our foreign currency-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our foreign currency-denominated costs and expenses.
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

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. In connection with our former net investment in shares of Univision, we designated as an effective hedge of foreign exchange exposure a portion of the U.S. Dollar principal amount with respect to our outstanding Senior Notes due 2011, 2025 and 2032, which amounted to U.S.$971.9 million as of December 31, 2006 (see Notes 1(c), 2 and 9 to our year-end financial statements). On March 29, 2007, we sold our investment in shares of Univision, and the hedge of the designated principal amount of our Senior Notes was discontinued on that date. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our year-end financial statements.
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
U.S. GAAP Reconciliation
For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2009, see Note 23 to our year-end financial statements.
Recently Issued U.S. Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification Update (“ASU”) ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (December 2009)”. This guidance represents a significant change to the previous accounting rules and it is anticipated it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering; therefore, ASC 810 (formerly FIN 46(R)) consolidation conclusions will need to be reassessed for all entities. The amendments include: (i) eliminating the scope exception for qualifying special-purpose entities, (ii) eliminating the quantitative model for determining which party should consolidate and replacing it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (iii) requiring a company to continually reassessed whether it should consolidate an entity subject to ASC 810, (iv) requiring an assessment of whether an entity is subject to the standard due to a troubled debt restructuring and (v) requiring extensive new disclosures. ASU 2009-17 is effective for a company’s first reporting period beginning after November 15, 2009. We are currently evaluating the impact this update will have on our consolidated financial statements.
In September 2009, the FASB issued ASU 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Group will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective for fiscal years beginning on or after June 15, 2010. We are assessing the potential impact of this new guidance on our consolidated financial statements.

In September 2009, the FASB issued ASU 2009-14 “Software: Certain Revenue Arrangements That Include Software Elements– a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for recognizing revenue for tangible products that are bundled with software products. Under the new guidance, tangible products that are bundled together with software components that are essential to the functionality of the tangible product will no longer be accounted for under the software revenue recognition accounting guidance. This guidance will be effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of this Update will materially impact our consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements”, ASC 820, Fair Value Measurements and Disclosures. This update requires the disclosure of transfers between the observable input categories and activity in the unobservable input category for fair value measurements. The guidance also requires disclosures about the inputs and valuation techniques used to measure fair value and became effective for interim and annual reporting periods beginning January 1, 2010. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently evaluating the impact this update will have on our consolidated financial statements.
In February 2010, the FASB issued ASU 2010-09 “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements” under ASC 855, Subsequent Events. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. That amendment is effective for interim or annual periods ending after June 15, 2010. We are not expecting this update to have a material impact on our consolidated financial statements.
In March 2010, the FASB issued ASU 2010-11 “Scope Exception Related to Embedded Credit Derivatives” under ASC 815, Derivatives and Hedging. ASC 815-15 is amended to clarify the scope exception under ASC 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed under ASC 815-15-25 for potential bifurcation and separate accounting. The amendments in this update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this update. We are currently evaluating the impact this update will have on our consolidated financial statements.
Recently Issued Mexican Financial Reporting Standards
The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards, or Mexican FRS issued by the Mexican Financial Reporting Standards Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF).
In December 2009, the CINIF issued new Mexican FRS (Normas de Información Financiera or NIF, Interpretación de Normas de Información financiera or INIF, and Improvements to NIF 2010), as follows:
NIF C-1, Cash and Cash Equivalents, replaces the previous Mexican FRS Bulletin C-1, Cash, and became effective on January 1, 2010. This new standard (i) defines cash equivalents as short-term securities with high liquidity, easily converted into cash, subject to a minimum risk of change in its fair value, and with an original maturity of three months or less at the date of acquisition; and (ii) provides guidelines for presenting and disclosing cash and cash equivalents in a company’s financial statements. NIF C-1 also requires applying these guidelines on a retrospective basis for any comparative prior period financial statements presented. The adoption of NIF C-1 did not have a material impact on the Group’s consolidated financial statements (see Note 1 (d) to our consolidated year-end financial statements).

NIF B-5, Financial Information by Segments, replaces the previous Mexican FRS Bulletin B-5, Financial Information by Segments, and will become effective on January 1, 2011. This new standard sets out requirements for disclosure of information about an entity’s operating segments and also about an entity’s products and services, the geographical areas in which it operates, and its major customers. NIF B-5 confirms that reportable operating segments are those that are based on the Group’s method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and identified by certain qualitative, grouping and quantitative criteria. NIF B-5 also requires additional disclosure of interest income and expense and certain liabilities by segments. The adoption of NIF B-5 is not expected to have a material impact on the Group’s financial position, results of operations and disclosures.
NIF B-9, Financial Information at Interim Dates, replaces the previous Mexican FRS Bulletin B-9, Financial Information at Interim Dates, and will become effective on January 1, 2011. This new standard provides guidelines for entities that are required to prepare and present financial information at interim dates. NIF B-9 requires minimum financial information at interim dates, including comparative condensed balance sheets and related comparative condensed statements of income, changes in stockholders’ equity and cash flows, as well as selected notes to these condensed financial statements. The adoption of NIF B-9 is not expected to have a material impact on the Group’s interim financial position, results of operations and disclosures.
INIF 18, Recognition of the Effects of the 2010 Tax Reform in Income Taxes, became effective on December 7, 2009. This interpretation provides additional guidance for (i) the recognition of income taxes on a consolidated basis based on new tax criteria affecting 2009 and prior years; (ii) the recognition of the effects in changes to the Mexican corporate income tax rate; and (iii) the accounting treatment for a new tax disposition not allowing a tax credit of loss carryforwards derived from the Flat Rate Business Tax, or IETU, with a company’s income tax. In December 2009, the Group recognized the effects of income tax payable related to the 2010 Mexican tax reform as a provision for income taxes in accordance with the guidelines of Mexican FRS NIF D-4, Income Taxes, and INIF 18 (see Note 19 to our consolidated year-end financial statements).
Improvements to NIF 2010 include two groups of improvements to Mexican FRS already issued: (i) improvements to certain NIF, resulting in accounting changes in valuation, presentation or disclosure in a company’s financial statements, which became effective on January 1, 2010; and (ii) improvements to precise wording in certain NIF for clarification purposes, which do not require accounting changes. Improvements generating accounting changes in valuation, presentation or disclosure of a company’s financial statements include (i) NIF B-1, Accounting Changes and Corrections of Errors (disclosure changes); (ii) NIF B-2, Statement of Cash Flows (presentation changes); (iii) NIF B-7, Acquisition of Businesses (valuation change consisting of recognizing an intangible asset in the case of acquiring a lessor with an operating lease agreement in favorable terms); (iv) NIF C-7, Investments in Associates and Other Permanent Investments (valuation change consisting of recognizing in the statement of income the effect of investments in associates with a change in the ownership percentage); and (v) NIF C-13, Related Parties (disclosure change). The Company’s management believes that these improvements to Mexican FRS will not have a significant impact on the Group’s consolidated financial statements.
In the first quarter of 2009, the CNBV issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards, or IFRS issued by the International Accounting Standards Board, or IASB to report comparative financial information for periods beginning no later than January 1, 2012. The Group has already designed and started the implementation of a plan to comply with these regulations.

Critical Accounting Policies
We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, and fair value measurements. For a full description of these and other accounting policies, see Note 1 and Note 23 to our year-end financial statements.
Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia and Europe. Under Mexican FRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our year-end financial statements.
We estimate the expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including our consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than we estimate, we may have to write-off capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.
We also purchase programming from, and enter into license arrangements with, various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than we estimate, we may have to write off the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.
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
We periodically evaluate our investments in these joint ventures for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, we evaluate whether any declines in value are other than temporary. We have taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, we cannot assure you that our future evaluations would not result in our recognizing additional impairment charges for these investments.

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
Goodwill and Other Indefinite-lived Intangible Assets. We assess our goodwill and other indefinite-lived intangible assets for impairment on an annual basis using fair value measurement techniques.
The measurement of impairment to goodwill and intangible assets with indefinite lives involves the estimation of fair values. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determine the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach and the consideration of whether a discount premium should be applied to comparable companies.
Inherent in these estimates and assumptions is a certain level of risk, which we believe we have considered in our fair value determinations. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill and other intangibles in addition to the amounts recognized previously.
Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.
The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis as of December 31, 2009 amounted to Ps.1,518 of goodwill, Ps.1,991 of intangible assets and Ps.2,578 of long-lived assets. Related impairments are discussed in Note 23(f) to our consolidated year-end financial statements.
In order to evaluate the sensitivity of the fair value estimates, the Group applied a hypothetical 10% decrease to the fair value of each of the reporting units as well as the indefinite-lived intangibles which were tested separately. On a Mexican FRS carrying value basis, such a hypothetical decrease would not have had a significant effect with respect to the estimated recoverable value of goodwill and other indefinite-lived intangible assets with the exception of the Telecom reporting unit, where such a hypothetical decrease would have resulted in the recognition of an additional impairment charge of approximately Ps.270 million as of December 31, 2009. On a U.S. GAAP basis, given that the carrying value of the Publishing reporting unit is greater than Mexican FRS, a hypothetical 10% decrease in the fair value of such reporting unit would have resulted in an additional goodwill impairment charge of approximately Ps.520 million as of December 31, 2009.
Long-lived Assets. Under both Mexican FRS and U.S. GAAP, we present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated balance sheet. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(j), 7 and 17 to our year-end financial statements. We have not recorded any significant impairment charges over the past few years. Unlike U.S. GAAP, Mexican FRS allows the reversal in subsequent periods of previously taken impairment charges.
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

Financial Assets and Liabilities Measured at Fair Value. We have a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value. The following provides a summary of the financial assets and liabilities and a discussion of the fair value estimates inherent therein.

Financial assets and liabilities measured at fair value as of December 31, 2009:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2009		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
Temporary investments	Ps.	8,902,346	Ps.	5,394,502	Ps.	3,507,844	Ps.	—
Available-for-sale investments		2,826,457		—		2,826,457		—
Derivative financial instruments		1,545,396		—		1,545,396		—
Pension and seniority premiums plan assets		1,749,629		1,724,629		25,000		—

Total	Ps.	15,023,828	Ps.	7,119,131	Ps.	7,904,697	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

Total	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

Temporary Investments. Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months or over and up to one year at the balance sheet date, stock and other financial instruments denominated in U.S. dollars and Mexican Pesos. See Note 1(d) to our year-end financial statements.
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
Available-for-Sale Investments. Investments in debt securities or investments with readily determinable fair values, not classified as held-to-maturity, are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.
Available-for-Sale investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments can be classified in Level 1, Level 2, and Level 3, depending on the observability of the significant inputs.
During the year ended December 31, 2009, we invested U.S.$180 million in an open ended fund (the “Fund”), which had the primary objective of achieving capital appreciation using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, Latin American and other emerging markets. A shareholder in the Fund may not redeem any shares until at least 180 days after their issuance. Subsequent to this, shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. We determined the fair value of the Fund using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the funds liabilities and dividing the result by the total number of issued shares.

Derivative Financial Instruments. Derivative financial instruments include swaps, forwards and options. See Note 9 to our year-end financial statements.
Our derivative portfolio is entirely over-the-counter. Our derivatives are valued using industry standard valuation models; projecting the Group’s future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.
When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.
Pension and Seniority Premiums Plan Assets. The pension and seniority premiums plan assets consist primarily of common stock, mutual funds of fixed rate instruments and money market securities (see Note 23(i) to our consolidated year-end financial statements).
Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.
Liquidity, Foreign Exchange and Capital Resources
Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2009, December 31, 2008, and December 31, 2007, we had received Ps.17,810.4 million (nominal), Ps.16,881.6 million (nominal) and Ps.16,085.0 million (nominal), respectively, of advertising deposits for television advertising during 2010, 2009 and 2008, respectively, representing U.S.$1.4 billion, U.S.$1.2 billion, and U.S.$1.5 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2009, represented a 5.5% (nominal) increase, as compared to year-end 2008, and deposits as of December 31, 2008, represented a 5.0% (nominal) increase, or 4.0% increase in real terms, as compared to year-end 2007. Approximately 64.2%, 67.8% and 67.9% of the advanced payment deposits as of each of December 31, 2009, December 31, 2008, and December 31, 2007, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2009 was 4.5 months, at December 31, 2008 was 4.0 months, and at December 31, 2007 was 3.6 months.
Effective January 1, 2008, Mexican FRS requires a statement of cash flows in place of a statement of changes in financial position as part of a full set of financial statements. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. Since a restatement of prior years’ financials is not required by Mexican FRS, we present consolidated statements of changes in financial position for the year ended December 31, 2007, and consolidated statements of cash flows for the years ended December 31, 2008 and 2009. Accordingly, the financial information in 2008 and 2009 is not directly comparable to the financial information from 2007.
During the year ended December 31, 2009, we had a net decrease in cash and cash equivalents of Ps.3,641.6 million, which included cash and cash equivalents of Ps.21.5 million of TVI upon consolidation of this subsidiary into our financial reports as of October 2009, as compared to a net increase in cash and cash equivalents of Ps.8,103.5 million during the year ended December 31, 2008 which included cash and cash equivalents of Ps.483.9 million of Cablemás upon consolidation of this subsidiary in June 2008.
Net cash provided by operating activities for the year ended December 31, 2009, amounted to Ps.15,135.6 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.4,929.6 million; net unrealized foreign exchange gain of Ps.1,003.5 million; interest expense of Ps.2,832.7 million; impairment of long-lived assets and other amortization of Ps.1,224.5 million; and equity in losses of affiliates of Ps.715.3 million. Income taxes paid for the year ended December 31, 2009 amounted to Ps.4,282.0 million.
Net cash used for investing activities for the year ended December 31, 2009, amounted to Ps.11,052.2 million, and was primarily used for investments in property, plant and equipment of Ps.6,410.9 million; temporary investments of Ps.3,565.8 million; investments of Ps.809.6 million; and investments in goodwill and other intangible assets of Ps.569.6 million.
Net cash used for financing activities for the year ended December 31, 2009, amounted to Ps.7,640.9 million, and was primarily used for dividends and repurchase of capital stock of Ps.9,841.0 million; interest paid of Ps.2,807.8 million; prepayment and repayment of debt and lease payments of Ps.2,507.5 million; and derivative financial instruments of Ps.206.8 million; which effect was partially offset by cash provided by the issuance of 6.625% Senior Notes due 2040 in the amount of Ps.7,612.1 million.

We expect to fund our operating cash needs during 2010, other than cash needs in connection with any potential investments and acquisitions, through a combination of financing, cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2010 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2010 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
During the year ended December 31, 2008, we had a net increase in cash and cash equivalents of Ps.8,103.5 million, which included cash and cash equivalents of Ps.483.9 million of Cablemás upon consolidation of this subsidiary into our financial reports as of June 2008, as compared to a net increase in cash and cash equivalents of Ps.10,018.2 million during the year ended December 31, 2007 which included cash and cash equivalents of Ps.138.3 million of Bestel upon acquisition of this business in December 2007.
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
Net cash used for investing activities for the year ended December 31, 2008, amounted to Ps.12,884.5 million, and was primarily used for investments in property, plant and equipment of Ps.5,191.4 million; temporary investments of Ps.5,208.3 million; investments of Ps.1,982.1 million; and investments in goodwill and other intangible assets of Ps.1,489.2 million; which effect was partially offset by cash provided by a disposition of held-to-maturity investments of Ps.875.0 million.
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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
During 2010, we expect to:
•
make aggregate capital expenditures for property, plant and equipment totaling U.S.$971 million, of which U.S.$339 million and U.S.$461 million (which includes U.S.$111 million that will be paid in 2011) are for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$171 million is for our Television Broadcasting segment and other segments; and

•	make investments related to our 40.5% interest in La Sexta for an aggregate amount of €21.5 million (U.S.$30.8 million).
The forecast amount for 2010 does not include any amounts to be invested in connection with Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. See “Information on the Company — Investments — Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V.” Likewise, the forecast amount does not include any amounts to be invested in connection with the Investment and Securities Subscription Agreement entered into with NII. See “Information on the Company — Developing New Businesses and Expanding Through Acquisitions.”
During 2009, we:
•
made aggregate capital expenditures totaling U.S.$499.3 million, of which U.S.$239 million, U.S.$128.8 million and U.S.$17.5 million correspond to our Cable and Telecom, Sky and Gaming businesses, respectively, and U.S.$114 million to our Television Broadcasting and other businesses;

•	made investments related to our 40.5% interest in La Sexta for an aggregate amount of €35.7 million (U.S.$ 49 million);
•	made investments in Volaris, for an aggregate amount of U.S.$5 million, and in other companies in which we hold a noncontrolling interest for an aggregate amount of U.S.$5.5 million.
During 2008, we:
•
made aggregate capital expenditures totaling U.S.$478.8 million, of which U.S.$183.3 million, and U.S.$114 million correspond to our Cable and Telecom and Sky segments, respectively, U.S.$39.6 million to our Gaming business, and U.S.$141.9 million to our Television Broadcasting segment and other businesses;

•	made investments related to our 40% interest in La Sexta in the aggregate amount of €44.4 million (U.S.$63.4 million) and in our equity interest in Cablemás in the amount of U.S.$100 million; and.
•	made investments in Volaris in the amount of U.S.$12 million, and in Spot Runner in the amount of U.S.$25 million.
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
In November 2009, we issued U.S.$600.0 million Senior Notes due 2040. We used the net proceeds from the issuance for general corporate purposes, including to repay outstanding indebtedness and repurchase our shares, among other uses, in each case, subject to market conditions and other factors.
Indebtedness. As of December 31, 2009, our consolidated long-term portion of debt amounted to Ps.41,983.2 million, and our consolidated current portion of debt was Ps.1,433.0 million. As of December 31, 2008, our consolidated long-term portion of debt amounted to Ps.36,630.6 million, and our consolidated current portion of debt was Ps.2,270.4 million. As of December 31, 2007, our consolidated long-term portion of debt amounted to Ps.25,795.8 million, and our consolidated current portion of debt was Ps.488.8 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2009, on a historical, actual basis. Information in the following table is presented in millions of Pesos as of December 31, 2009:

	Debt Outstanding(1)
	December 31,
	2009	Interest		Maturity
Description of Debt	Actual	Rate(2)	Denomination	of Debt
Long-term debt
8% Senior Notes(2)	941.1	8.0%	U.S. Dollars	2011
6% Senior Notes(2)	6,540.0	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	3,924.0	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	7,848.0	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,500.0	8.49%	Pesos	2037
6.625% Senior Notes(2)	7,848.0	6.625%	U.S. Dollars	2040
9.375% Senior Notes(3)	2,285.1	9.375%	U.S. Dollars	2015
JPMorgan Chase Bank, N.A. loan(4)	2,943.0	0.775%	U.S. Dollars	2012
JPMorgan Chase Bank, N.A. loan(4)	654.0	0.850%	U.S. Dollars	2012
Inbursa, S.A. loan (5)	2,000.0	10.35%	Pesos	2010 and 2012
Santander Serfin loan (6)	1,400.0	5.15%	Pesos	2016
Banamex loan (6)	2,100.0	8.74%	Pesos	2016
Banco Mercantil del Norte loan (7)	350.0	6.71%	Pesos	2010
Banamex loan (7)	50.0	7.27%	Pesos	2010
Other debt	33.0	2.00%	U.S. Dollars	2010

Total debt (including current maturities)	43,416.2	—	—	15.5	(8)
Less: current maturities	1,433.0	—	Various	December 2010

Total long-term debt	41,983.2

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.13.08 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2009.

(2)
These Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000 and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018, 2032 and 2040 were priced at 98.793%, 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 8.179%, 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(3)
These U.S.$174.7 million Senior Guaranteed Notes are unsecured obligations of Cablemás and its restricted subsidiaries and are guaranteed by such restricted subsidiaries, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Cablemás and its restricted subsidiaries, and are junior in right of payment to all of the existing and future secured indebtedness of Cablemás and its restricted subsidiaries to the extent of the value of the assets securing such indebtedness, interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.858%, and is payable semi-annually. Cablemás may redeem these Senior Notes, in whole or in part, before November 15, 2010, at the principal amount plus a premium plus accrued and unpaid interest, and on or after November 15, 2010, at redemption prices plus accrued and unpaid interest. The agreement of these Senior Notes contains covenants relating to Cablemás and its restricted subsidiaries, including covenants with respect to limitations on indebtedness, payments, dividends, investments, sale of assets, and certain mergers and consolidations. In July 2008, Cablemás prepaid a portion of these Senior Notes in the principal amount of U.S.$0.3 million in connection with a tender offer to purchase these Senior Notes at a purchase price of 101% plus related accrued and unpaid interest.

(4)
In December 2007, Empresas Cablevisión and Cablemás entered into a 5-year term loan facilities with a U.S. bank in the aggregate principal amount of U.S.$225 million and U.S.$50 million, respectively, in connection with the financing for the acquisition of Letseb and Bestel USA (see Note 2). Annual interest on these loan facilities is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.475% to 0.800% depending on a leverage ratio. At December 31, 2009, the applicable leverage ratio for Empresas Cablevisión and Cablemás was 0.525% and 0.600%, respectively. Under the terms of the loan facilities, Empresas Cablevisión and its subsidiaries and Cablemás and its subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(5)
In connection with certain credit agreement entered into by the Company with a Mexican bank, with maturities from 2010 through 2012. Interest on this loan is 10.350% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(6)
Long-term loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500,000 with a maturity in 2016. This Sky long-term indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% through March and April 2009, respectively, and the Mexican Interbank Interest Rate or “TIIE” plus 24 basis points for the remaining period through maturity. Interest on these two long-term loans is payable on a monthly basis. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(7)
Includes short term debt of current portion of long term debt with Mexican banks for TVI’s incorporation, bearing annual interest rates of 8.35% and the Mexican Interbank Interest Rate plus 1.50% and 2.20%, payable on a monthly basis.

(8)	Actual weighted average maturity of long-term debt as of December 31, 2009.

Interest Expense. Interest expense for the years ended December 31, 2007, 2008 and 2009 was Ps.2,177.0 million, Ps.2,816.4 million and Ps.3,136.4 million, respectively.
The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Mexican Pesos):

	Year Ended December 31,(1)(2)
	2007		2008		2009
Interest payable in U.S. Dollars	U.S.$	87.2	U.S.$	124.4	U.S.$	125.8
Amounts currently payable under Mexican withholding taxes(3)		3.7		4.6		5.5

Total interest payable in U.S. Dollars	U.S.$	90.9	U.S.$	129.0	U.S.$	131.3

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,014.4	Ps.	1,432.7	Ps.	1,788.7
Interest payable in Pesos		1,149.6		1,383.7		1,347.7
Restatement of UDI-denominated Notes Due 2007		13.0		—		—

Total interest expense	Ps.	2,177.0	Ps.	2,816.4	Ps.	3,136.4

(1)
U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period, and the Peso amounts for the years ended December 31, 2007 were restated to Pesos in purchasing power as of December 31, 2007. We discontinued recognizing the effects of inflation in financial information effective January 1, 2008.

(2)
Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps. Interest expense in these periods also includes gains or losses from related derivative instruments.

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.
Guarantees. We guarantee our proportionate share of our DTH joint ventures’ minimum commitments for use on PanAmSat (now Intelsat Corporation) IS-9 satellite’s transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of U.S.$68.9 million as of December 31, 2009, related to Innova. In October 2005, in a series of related transactions, we disposed of our 30% interest in Techco and were released of any obligation in connection with a guarantee granted by us in respect of certain of Techco’s indebtedness.
In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation on satellite 1S-9 (formerly PAS-9) guaranteed by us was adjusted from 51.0% to 52.8%. In April 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Major Stockholders and Related Party Transactions — Related Party Transactions”, “Information on the Company — Business Overview — DTH Joint Ventures” and Note 11 to our year-end financial statements.
Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations on the balance sheet as of December 31, 2009 (these amounts do not include future interest payments):

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After
			January 1,		January 1,		January 1,		60 Months
			2010 to		2011 to		2013 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2010		2012		2014		2014
	(Thousands of U.S. Dollars)
8% Senior Notes due 2011	U.S.$	71,951	U.S.$	—	U.S.$	71,951	U.S.$	—	U.S.$	—
6.0% Senior Notes due 2018		500,000								500,000
6.625% Senior Notes due 2025		600,000								600,000
8.5% Senior Notes due 2032		300,000								300,000
8.49% Senior Notes due 2037		344,037								344,037
6.625% Senior Notes due 2040		600,000								600,000
9.375% Senior Notes due 2015		174,700								174,700
Inbursa loan due 2010 and 2012		152,905		76,453		76,452
JPMorgan Chase Bank, N.A. loan facility due 2012		225,000				225,000
JPMorgan Chase Bank, N.A. loan facility due 2012		50,000				50,000
Santander Serfin loan due 2016		107,034								107,034
Banamex loan due 2016		160,550								160,550
Banco Mercantil del Norte loan due 2010		26,758		26,758
Banamex loan due 2010		3,823		3,823

Other debt		2,524		2,524

Long-term debt		3,319,282		109,558		423,403				2,786,321
Accrued Interest		35,521		35,521
Satellite transponder obligation		84,744		11,246		12,609		14,138		46,751
Other capital lease obligations		22,422		6,742		8,703		3,430		3,547
Transmission rights(1)		280,739		61,791		119,801		78,147		21,000

Total contractual obligations	U.S.$	3,742,708	U.S.$	224,858	U.S.$	564,516	U.S.$	95,715	U.S.$	2,857,619

(1)
This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet
The following table summarizes our contractual obligations off the balance sheet as of December 31, 2009:

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After 60
			January 1,		January 1,		January 1,		Months
			2010 to		2011 to		2013 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2010		2012		2014		2014
	(Thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S.$	35,935	U.S.$	11,026	U.S.$	15,923	U.S.$	5,520	U.S.$	3,466
Agreement with Intelsat Corporation(2)		148,350		29,050		114,500		3,600		1,200
Capital expenditures commitments(3)		24,590		24,590		—		—		—
Lease commitments(4)		54,841		15,960		22,911		4,158		11,812
Interest on debt(5)		3,639,260		185,559		419,057		400,263		2,634,381
Interest on capital lease obligations		36,887		10,345		16,053		8,288		2,201
Programming obligation		45,106		29,345		14,365		1,396		—
Committed capital contributions to La Sexta (6)		30,812		30,812		—		—		—

Total contractual obligations	U.S.$	4,015,781	U.S.$	336,687	U.S.$	602,809	U.S.$	423,225	U.S.$	2,653,060

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)
Agreement of Sky and Sky Brasil with Intelsat Corporation to build and launch a new 24-transponder satellite (“IS-16”). The IS-16 was launched in the first quarter of 2010. See Note 11 to our year-end financial statements.

(3)	Our commitments for capital expenditures include U.S.$12,222, which are related to improvements to leasehold facilities of our gaming operations.

(4)
Our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 11 to our year-end financial statements.

(5)	Interest to be paid in future years on outstanding debt as of December 31, 2009, was estimated based on contractual interest rates and exchange rates as of that date.

(6)	We have commitments of capital contributions in 2010, subject to certain conditions, related to our 40.5% equity interest in La Sexta in the aggregate amount of €21.5 million (U.S.$30,812).

Item 6. Directors, Senior Management and Employees
Board of Directors
The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 30, 2010 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Grupo Modelo	April 1997

Pedro Carlos Aspe Armella (07/07/50)	Co-Chairman of Evercore	Member of the Board of The McGraw-Hill Companies and Chairman of the Board of Volaris Airline	April 2003

Alberto Bailléres González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autonomo de México and Associate Founder Fundación Alberto Bailleres	Chairman of the Boards of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer and Fomento Económico Mexicano	April 2004

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Francisco José Chévez Robelo (07/03/29)	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Chairman of the Audit and Corporate Practices Committee of Grupo Televisa and Member of the Board of Diretors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C. and Member of Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2003

Manuel Jorge Cutillas Covani (03/01/32)	Private Investor	Member of the Board of Directors of Lyford Cay Foundation	April 1992

José Antonio Fernández Carbajal (02/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Vice-Chairman of the Board of Directors of ITESM, Vice-Chairman of the Supervisory Board of Heineken N.V., Chairman of the Advisory Board of the Woodrow Wilson Center, México Institute Co. and Member of the Board of Directors of Grupo Financiero BBVA Bancomer, Industrias Peñoles, Grupo Industrial Bimbo, Concesionaria Vuela Compañía de Aviación, Grupo Xignux, CEMEX and Heineken Holding N.V.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, Member of the Board and Partner of Fnaccess México, Partner and Chief Executive Officer of Tendora San Carlos	Member of the Boards of Emerson Electric Co, Grupo Financiero, Santander and Crown Imports, LLC	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former President of the Mexican Chamber of Television and Radio Broadcasters and Deputy to the President of Grupo Televisa	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México	Member of the Boards of Grupo Alfa, Grupo México, Investment Company of America and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex	April 1992

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Enrique Krauze Kleinbort (09/17/47)	Director and Member of the Boards of Editorial Clío Libros, y Videos and of Editorial Vuelta	Member and Chairman of the Boards of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México	Member of the Board of Financiero Banamex	April 1999

Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Chairman of Western Asset Claymore Inflation Linked Securities & Income Fund and Western Asset/Claymore Inflation Linked Opportunities Fund and Director of Hamilton Lane Advisors, LLC and Pan American Silver Corp.	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial	April 2009

Alejandro Jesus Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, Dine and Grupo Kuo	Member of the Boards of Grupo Alfa, Grupo Carso, Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Alternate Directors:

In alphabetical order: Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional and Chief Executive Officer of Telesistema Méxicano	President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular and Member of the Board of Directors and Chief Executive Officer of several Grupo Televisa subsidiaries	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	March 2000

Rafael Carabias Príncipe (11/13/44)	Vice President of Supervision of Foreign Subsidiaries	Former Vice President of Corporate Management of Televisa Corporación and former Chief Financial Officer of Gestora de Inversiones Audiovisuales La Sexta.	April 1999

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Commisioner of Sport City Universidad, Club de Golf Los Encinos and Member of the Board of Directors of Grupo Pochteca and Global Assurance Brokers Agente de Seguros de Fianzas	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	Vice President of News of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación	July 1998

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Former Tax Vice President of Grupo Televisa, former Tax Director of Wal-Mart de México and Member of the Board of Directors of Operadora Dos Mil and Dofiscal Editores	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

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
Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 30, 2010 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30 day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2010 annual stockholders’ special and general meetings, which were held on April 30, 2010.
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
Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was elected at our ordinary stockholders’ meetings held in April 2008 and 2009, and in our latest annual shareholders meeting held on April 30, 2010. The other members were elected at our Board of Directors Meetings held on October 27, 2006 and April 30, 2009. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and the board of directors appoints the remaining members.
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

Executive Officers
The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Board of Banco Nacional de México	March 1997

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Grupo Modelo	January 2004

Félix José Araujo Ramírez (03/20/51)	Vice President of Televisa Regional and Chief Executive Officer of Telesistema Méxicano	President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular and Member of the Board of Directors and Chief Executive Officer of several Grupo Televisa subsidiaries	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Technical Operations, Services & Television Production of Grupo Televisa	Former Vice President of Operations of Televisa Chapultepec, former Vice President of Administration of Televisa San Ángel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations	November 2008 April 1999

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión, and General Manager of Grupo Mexicano de Cable, Integravisión de Occidente, Milar, Servicios Cablevisión, Telestar del Pacifico and Tecnicable	Former Chief Executive Officer of Pay Television Networks of Grupo Televisa, former Technical and Operations Director of Pay Television Networks of Grupo Televisa, Chairman of the Board and Chief Executive Officer of several Grupo Televisa subsidiaries.	February 2003

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy to the President of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Javier Mérida Guzmán (07/31/67)	Chief Executive Officer of Sistema Radiópolis	Former Chief Executive Officer and National Sales Manager of Cadena SER Málaga and Chief Executive Officer of Cadena Radiodifusora Mexicana, Radio Tapatia, Radio Melodia, Radio Comerciales, Radiotelevisora de Mexicali, Servicios Radiopolis, Servicios Xezz, Sistema Radiopolis and Xezz	September 2006

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer and Chairman of the Board of Managers of Corporación Novaimagen and Chairman of the Board and Chief Executive Officer of several Grupo Televisa subsidiaries	Former Vice President of Corporate Finance of Grupo Televisa, former Managing Director of JPMorgan Chase Bank, N.A.	February 2004

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Televisa	March 1992

Alejandro Jesus Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	January 1998

Compensation of Directors and Officers
For the year ended December 31, 2009, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately nominal Ps. 510.3 million (U.S.$ 39.0 million using the Interbank Rate, as reported by Banamex, as of December 31, 2009).
We made Ps. 94.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2009. Projected benefit obligations as of December 31, 2009 were approximately Ps. 107.2 million.
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
Pursuant to the related conditional sale agreements, rights to approximately 0.7 million vested in March 2007, 7.1 million vested in July 2007, 0.1 million vested in February 2008, 0.7 million vested in March 2008 and 1.3 million vested in July 2008. Rights to purchase these CPOs currently expire in 2011. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan special purpose trust. See Notes 12 and 23 to our year-end financial statements.
In December 2002, we registered for sale CPOs by the special purpose trust to plan participants pursuant to a registration statement on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested into the Mexican and/or U.S. markets through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2009, approximately 85.2 million stock purchase plan CPOs transferred to employee plan participants, have been sold in open market transactions. Additional sales took place during the three-months ended March 31, 2010, and will continue to take place during or after 2010.
Long-Term Retention Plan
At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. Pursuant to our Long-Term Retention Plan, we have granted eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as stock options, conditional sales, restricted stock or other similar arrangements. As approved by our stockholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market.

In April 2007, the Board of Directors, with the input from the Audit and Corporate Practices Committee, reviewed the compensation of our Chief Executive Officer and determined to include our Chief Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future. See “— Compensation of Directors and Officers”. As a consequence thereof, as of May 2007, the Chief Executive Officer was awarded, under the Long-Term Retention Plan, approximately 5.5 million CPOs or CPO equivalents, either in the form of CPOs or shares, to be exercised at a price of approximately Ps.60.65 per CPO (subject to adjustments depending on dividends and the result of operations of the Company). The CPOs granted to the Chief Executive Officer may be exercised in 2010, 2011 and 2012. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.
At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved a second stage of the Long-Term Retention Plan and approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. The price at which the CPOs will be transferred to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, the growth of Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, and a liquidity discount, among others.
The special purpose trust created to implement the Long-Term Retention Plan currently owns approximately 145 million CPOs or CPO equivalents. This figure is net of approximately 9.7 million CPOs early vested in 2006 and approximately 12.1, 11.7 and 13.7 million CPOs vested respectively in January 2008, 2009 and 2010. Of such 145 million CPOs or CPOs equivalents approximately 51% are in the form of CPOs and the remaining 49% are in the form of A, B, D and L Shares. As of May 2010, approximately 77.9 million CPOs or CPO equivalents have been reserved and will become vested between 2011 and 2013 at prices ranging from Ps.13.45 to Ps.60.65 pesos per CPO which may be reduced by dividends, the growth of OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, and a liquidity discount, among others. Shares remaining in the special purpose trust are mostly in the form A, B, D and L shares.
As of December 31, 2009 approximately 20.6 million CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2010.
Share Ownership of Directors and Officers
Share ownership of our directors, alternate directors and executive officers is set forth in the table under “Major Stockholders and Related Party Transactions”. Except as set forth in such table, none of our directors, alternate directors or executive officers is currently the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.
Employees and Labor Relations
The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2009:

	Year Ended December 31,
	2007	2008	2009
Total number of employees	17,810	22,528	24,362
Category of activity:
Employees	17,777	22,488	24,323
Executives	33	40	39
Geographic location:
Mexico	15,871	20,571	22,506
Latin America (other than Mexico)	1,473	1,529	1,508
U.S.	466	428	348

As of December 31, 2007, 2008 and 2009, approximately 39%, 35%, and 39% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.
Item 7. Major Stockholders and Related Party Transactions
The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2010. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	44.4%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.5%
Dodge & Cox, Inc.(4)	3,833,049,000	3.2%	3,373,083,120	6.1%	5,366,268,600	6.3%	5,366,268,600	6.3%	5.2%
Cascade Investment, LLC(5)	3,644,562,500	3.1%	3,207,215,000	5.8%	5,102,387,500	6.0%	5,102,387,500	6.0%	5.0%

(1)
Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2010. The number of shares issued and outstanding for legal purposes as of May 31, 2010 was 60,454,828,050 series A Shares, 53,200,248,684 series B Shares, 84,636,759,270 series D Shares and 84,636,759,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of May 31, 2010 was 58,618,151,650 series A Shares, 51,583,973,452 series B Shares, 82,065,412,310 series D Shares and 82,065,412,310 series L Shares in the form of CPOs, and an additional 52,915,848,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of May 31, 2010 does not include: 73,467,056 CPOs and an additional 6,010,764,410 series A Shares, 2,357,021,155 series B Shares, 54 series D Shares and 54 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Note 12 to our year-end financial statements.

(2)
Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, L Shares or D Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Form 13F filed on March 31, 2010 by Dodge & Cox.

(5)	Based solely on information included in the report on Form 13D filed on March 31, 2010 by Cascade Investment, L.L.C.
The Major Stockholders
Approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 44.4% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust.

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
Related Party Transactions
Transactions and Arrangements With Innova. In 2009, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transaction described below. We hold a 58.7% equity interest in Innova through a consolidated joint venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our year-end financial statements). Although we hold a majority of Innova’s equity, DIRECTV has significant governance rights, including the right to block any transaction between us and Innova.
Capital Contributions and Loans
Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico. Innova paid us Ps. 807.8 million for these rights in 2009. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.
Advertising Services. Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2009, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps. 220 million for advertising services in 2009.
Guarantees. We have guaranteed a portion of Innova’s payments to Intelsat Corporation (formerly PanAmSat Corporation) for transponder services on satellite IS-9 (formerly PAS-9). Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the IS-9 satellite through September 2015. As of December 31, 2009, we had guaranteed payments in the amount of U.S.$ 68.9 million, which represented 58.7% of Innova’s obligations to Intelsat Corporation at the end of 2009. See “Information on the Company — Business Overview — DTH Joint Ventures”. See Note 11 to our year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to Intelsat. We have also guaranteed 100% of Corporación Novavision, S. de R.L. de C.V.’s payment obligation under both the Ps.2.1 billion, 8.3-year bank loan with Banamex, as well as the Ps.1.4 billion, 8.3-year bank loan with Banco Santander, S.A.

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
For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2009, see Note 16 to our year-end financial statements and Note 9 to Innova’s year-end financial statements. See also “Information on the Company — Business Overview — DTH Joint Ventures — Mexico and Central America”.
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
Pursuant to a license agreement between Televisa and Vuela, we granted Vuela the right to broadcast some of our television programs in the audio and video systems installed in Vuela’s aircrafts, facilities, and vehicles. Under this license agreement, Vuela pays Televisa a monthly royalty in the amount of Ps.100,000 for Televisa content. In addition, Televisa entered into an agreement with Vuela pursuant to which Televisa sells airplane screen advertising to be aired in the audio and video systems installed in Vuela’s aircrafts. Televisa pays Vuela a monthly fixed consideration of Ps.100,000 and a variable consideration of 15% of the revenues obtained by Televisa from such airplane screen sales. During 2009, Televisa paid Vuela the amount of Ps.1,014,053 as variable consideration under such agreement. We believe that such amount is comparable to those paid to third parties in these types of transactions.
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
Transactions and Arrangements with TVI. In December 2007, TVI entered into a loan facility in connection with the financing of the acquisition of the majority of the assets of Bestel by our indirect majority-owned subsidiary, Cablestar. In connection with such loan facility, TVI issued an interest bearing promissory note in the principal amount of U.S.$50 million with a maturity date of December 2012, in favor of JPMorgan Chase Bank, N.A. The interest rate on the promissory note is LIBOR plus the applicable margin, which is determined by the leverage ratio. On June 2, 2009, JPMorgan Chase Bank, N.A. and the Company entered into an Assignment and Assumption Agreement, whereby Grupo Televisa, S.A.B prepaid the loan facility and assumed from JPMorgan Chase Bank, N.A. the entire $50.0 million loan facility with TVI. In July 2009, TVI prepaid the loan facility through an exchange with the Company of such loan receivable for the 15.4% interest TVI held in Cablestar and for Ps.85.58 million in cash.
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
Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or Innova from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees — Stock Purchase Plan” and “— Long-Term Retention Plan”.
Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders
Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2009 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. has provided us with such services in 2009, and we expect to continue these arrangements through 2010.
Loans from Banamex. Banamex and Innova entered into a loan agreement with a maturity date of 2016 and Banamex and TVI entered into a revolving credit facility with a maturity date of 2010. These loans were made on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the Board of Banamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Treviño, a former director, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.
Advertising Services. Two of our directors, Alfonso de Angoitia Noriega and Carlos Fernández González, are members of the Board of, as well as in the case of Mr. Fernández, stockholder of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer and Chairman of the board of directors of Grupo Modelo. Alfonso de Angoitia Noriega also serves as the Chairman of the Finance Committee of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2009, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
During 2009, Editorial Televisa, our subsidiary, entered into advertising agreements with Comercializadora IMU, S.A. de C.V., or IMU, a company controlled by the brother-in-law of Emilio Azcárraga Jean, whereby IMU provides advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa, at billboards installed at bus stops and Editorial Televisa promotes IMU’s products and/or services in the magazines it publishes. Under such agreement, Editorial Televisa paid IMU Ps. 433,354 for such services in 2009, and IMU paid Televisa Ps. 433,354 for such services in 2009. In addition, Editorial Televisa and IMU entered into separate advertising services agreements in 2007, 2008 and 2009, whereby IMU provided advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa at billboards installed at bus stops. Editorial Televisa paid Ps. 3.9 million for such services in 2009. We believe that the terms and conditions of these advertising agreements are on arm’s length basis.

Several other members of our current Board serve as members of the Boards and/or stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2009, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of the Board and the Executive Committee of Grupo Televisa, S.A.B. and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V. and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo, S.A. de C.V. and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V., Radar Servicios Especializados de Mercadotecnia, S.A. de C.V. and TV Promo International, Inc. (jointly, Grupo TV Promo) have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V. and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2009, Grupo TV Promo purchased unsold advertising from Televisa for a total Ps. 233.7 million.
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
Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as indirect stockholder. During 2009, Televisa and the aforementioned affiliates, paid Maximedios the amount of Ps.0.7 million, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.
Legal and Advisory Services. During 2009, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of the Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.
In August 2009, we entered into an agreement with Allen & Company to provide the Company with advisory services related to investment opportunities outside of Mexico. Two of our directors are directors of Allen & Company as well. This agreement was entered into on an arm’s length basis. We believe that the amounts paid and to be paid under this agreement to Allen & Company are comparable to those paid to third parties for these types of services. See Note 16 to our year-end financial statements.
Sale of Property. During 2007, we entered into a purchase agreement with Icon Servicios Administrativos, S. de R.L. de C.V., or Icon, related to a sale to Icon of a portion of the real estate adjacent to our principal headquarters in Santa Fe, Mexico City for a purchase price preliminarily estimated to be approximately U.S.$80.0 million. On October 19, 2008, this agreement was terminated early in accordance with its terms. On October 20, 2008, we entered into a new purchase agreement with Icon, related to a portion of the land located in front of our principal headquarters in Santa Fe, for a purchase price at approximately U.S.$45.6 million. The transaction was subject to a number of conditions which were not fulfilled, therefore the agreement was terminated in advance. A stockholder of Icon is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcárraga Jean, our Chief Executive Officer and Chairman of the Board.
During January 2010, we entered into a purchase agreement with Desarrolladora El Cenote, S.A. de C.V., or Cenote, related to a sale to Cenote of a portion of the land located in front of our principal headquarters in Santa Fe for a purchase price of approximately U.S. $45.6 million. The transaction is still subject to a number of conditions. A stockholder of Cenote is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcarraga Jean, our Chief Executive Officer and Chairman of the Board.

Item 8. Financial Information
See “Financial Statements” and pages F-1 through F-62, which are incorporated herein by reference.
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

	Nominal Pesos per CPO(1)
	High	Low
2005	44.13	29.20
2006	60.88	37.67
2007	68.10	48.29
2008	57.35	36.19
First Quarter	52.91	44.81
Second Quarter	57.35	47.68
Third Quarter	52.76	43.29
Fourth Quarter	48.55	36.19
December	43.75	38.04
2009	56.67	33.91
First Quarter	44.31	33.91
Second Quarter	48.17	39.39
Third Quarter	50.64	43.59
Fourth Quarter	56.67	48.45
December	54.52	52.74
2010 (through June 17, 2010)	54.46	45.25
First Quarter	54.46	47.29
January	54.46	50.50
February	52.21	47.29
March	52.65	48.84
Second Quarter (through June 17, 2010)	53.33	45.25
April	53.33	48.87
May	51.07	46.87
June (through June 17, 2010)	48.42	45.25

(1)	Source: Mexican Stock Exchange.
The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2005	20.77	13.19
2006	28.20	16.38
2007	31.14	22.04
2008	27.68	13.21
First Quarter	24.77	20.85
Second Quarter	27.68	23.09
Third Quarter	25.96	19.92
Fourth Quarter	22.19	13.21
December	16.39	14.32

	U.S. Dollars per GDS(1)
	High	Low
2009	22.13	10.92
First Quarter	16.66	10.92
Second Quarter	18.20	14.16
Third Quarter	18.99	16.30
Fourth Quarter	22.13	17.74
December	21.39	20.53
2010 (June 17, 2010)	21.66	17.52
First Quarter	21.15	18.30
January	21.15	19.54
February	20.24	18.30
March	21.04	19.13
Second Quarter (through June 17, 2010)	21.66	17.52
April	21.66	19.75
May	20.75	17.95
June (through June 17, 2010)	18.94	17.52

(1)	Source: NYSE.
Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 31, 2010, approximately 313,956,807 GDSs were held of record by 112 persons with U.S. addresses. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.
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
In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as stockholder rights plans, or poison pills. We amended our bylaws to include certain of these protections at our general extraordinary stockholders’ meeting, which was held on April 30, 2002. See “Additional Information — Bylaws — Other Provisions — Appraisal Rights and Other Minority Protections” and “Additional Information — Bylaws — Antitakeover Protections”.
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

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law became effective on June 28, 2006 and in some cases allowed an additional period of 180 days (late December 2006) for issuers to incorporate in their by-laws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to stockholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (viii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.
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
See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.”. In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee, a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Stockholders’ Meetings”. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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
In April 2007, we paid all of the remaining UDI-denominated notes, which matured in April 2007. In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. In November 2009, we issued U.S.$600.0 million aggregate principal amount of 6.625% Senior Notes due 2040. For a description of the material terms of the amended indentures related to our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our facilities with a Mexican bank, and our Ps.2,000 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.
In December 2007, our subsidiary, Innova, and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16. The agreement contemplates payment of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that will be paid in two installments, the first in the first quarter of 2010, and the second in the first quarter of 2011, as well as a monthly service fee of U.S.$150,000 commencing on the service start date. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-years service life. IS-21 satellite intends to replace Intelsat IS-9 as sky’s primary transmission satellite and is currently expected to start service in the fourth quarter of 2012.

In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which as of December 2007, held 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. Bestel focuses on providing voice, data and managed services to domestic and international carriers and to the enterprise, corporate and government segments in both Mexico and the United States. In July 2009, TVI prepaid the loan facility through an exchange with the Company of such loan receivable for the 15.4% interest TVI held in Cablestar and for Ps.85.58 million in cash. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.
On February 15, 2010, we entered into an Investment Agreement with NII pursuant to which we will acquire a 30% equity interest in Comunicaciones Nextel de México, S.A. de C.V., or Nextel Mexico, for an aggregate purchase price of U.S.$1.44 billion. Under the Investment Agreement we will be granted an option to acquire an additional 7.5% equity interest in Nextel Mexico that will be exercisable on either the third or fourth anniversary of completion of the initial investment. NII will continue to hold the remaining equity interests in Nextel Mexico. Under the Investment Agreement, the parties agreed to form a consortium to participate together in an auction of licenses authorizing the use of certain frequency bands for wireless communication services in Mexico, which is currently being conducted by the Comision Federal de Telecomunicaciones in Mexico. Completion of the transactions contemplated by the Investment Agreement including the acquisition by Televisa of the equity interest is conditioned upon, among other things, the consortium’s success in acquiring spectrum in the auction and receiving the necessary licenses to use such spectrum.
On March 18, 2010, Telefónica Móviles de México, S.A. de C.V., Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE. On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession to operate a public telecommunications network using a new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, will pay Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services in approximately 18 months, and expects to invest close to an additional Ps.1.3 billion during the term of the lease to get the network ready for service.
Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.
For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.
Legal Proceedings
In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment, or the Final Motion, was filed. The Final Motion was resolved and the amount of liability set by the Court was Ps.138,097,002.99.
After several appeals, on March 4, 2010 the Seventh Court of Appeals of the “Tribunal Superior de Justicia del DF” (Supreme Court of the Federal District) revoked the amount of liability set by the court and as a result the judge determined the amount of liability set by the court rises to the amount of $901,200.00. The plaintiff has appealed such decision.
Although we currently believe that the final amount of damages will not be material, no assurances can be given in this regard.
The executor of the estate of Mr. Ernesto Alonso (“Executor”) filed a lawsuit in Mexico seeking to invalidate an agreement pursuant to which Mr. Alonso assigned to us all the rights to more than 170 scripts written by him. The Executor alleges, among other things, that the term of such agreement exceeds the term permitted under the Mexican Federal Copyright Law. We believe the Executor’s claims are without merit and will defend our position vigorously.
On January 22, 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa and Univision. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company, as well as a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$66.5 million for fiscal year 2009, to be provided by Univision, at no cost, for the promotion of the Group’s businesses commencing in 2009. Notwithstanding the foregoing, the Company cannot predict whether future royalty payments will in fact increase.

In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in a District Court Action in Los Angeles, California, with the exception of a counterclaim filed by Univision in October 2006, whereby it sought a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim”).
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez (the “Judge”) commencing on June 9, 2009. On July 17, 2009, the Judge issued a written decision following trial in favor of Univision. By judgment entered on August 3, 2009, the Judge held: “Under the 2001 PLA between Univision and Televisa, Televisa is prohibited from making Programs, as that term is defined in the PLA, available to viewers in the United States via the Internet.” Televisa filed a notice of appeal of the judgment on August 17, 2009 and filed its opening brief on February 12, 2010. Univision filed its opposition brief to Televisa’s appeal on March 17, 2010 and Televisa filed its reply brief on April 5, 2010. The Court will decide whether to schedule oral argument and when to render a decision. The Judge’s ruling does not grant Univision the right to distribute Televisa’s content over the Internet, and this decision has no effect on the Group’s current business as the Group does not derive any revenues from the transmission of video content over the Internet in the United States.
The Company cannot predict how the outcome of this litigation will affect the Group’s business relationship with Univision with respect to Internet distribution rights in the United States.
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
•
the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.-Mexico Tax Treaty,” and

•	is subject to changes to those laws and the U.S.-Mexico Tax Treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis, and
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
The application of the U.S.-Mexico Tax Treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:
•	is not a resident of Mexico for purposes of the U.S.-Mexico Tax Treaty;
•	is an individual who has a substantial presence in the United States;

•	is entitled to the benefits of the U.S.-Mexico Tax Treaty under the limitation on benefits provision contained in Article 17 of the U.S.-Mexico Tax Treaty; and
•	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.
For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.
Dividends. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2011 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) is not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
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
Such capital gains generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the U.S.-Mexico Tax Treaty. If capital gains are subject to Mexican taxation under the U.S.-Mexico Tax Treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors.
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
Pursuant to recently enacted legislation, effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined), including GDSs, CPOs and Underlying Shares, that are not held in an account maintained by a U.S. “financial institution” (as defined) and whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals should consult their own tax advisors regarding their reporting obligations under this legislation.

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

•	a legal entity is considered a Mexican tax resident if it maintains the main administration of its head office, business, or the effective location of its management in Mexico.
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
When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2010, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.4286.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Disclosures
Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2009.
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
In compliance with the procedures and controls established by our Risk Management Committee, in 2007, 2008, and 2009, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, inflation rates and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our year-end financial statements.
Foreign Currency Exchange Rate Risk and Interest Rate Risk
In connection with the Senior Notes due 2011, 2025 and 2032 and Sky’s Senior Notes due 2013, in 2004 we entered into cross-currency interest rate swap agreements, or “coupon swaps”, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the recently issued Senior Notes due 2025. During the second quarter of 2005, we entered into additional “coupon swaps” with a notional amount of U.S.$242.0 million. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such “coupon swaps” for an additional year on a notional amount of U.S.$890.0 million. In January 2008, we terminated part of these option contracts early with respect to a notional amount of U.S.$200.0 million and with no material additional gain or loss. The remaining option contracts on a notional amount of U.S.$690.0 million expired unexercised by the financial institution in March 2009, and we recognized the benefit of unamortized premiums. In March 2009 and March 2010 all the “coupon swaps” entered into in 2004 and 2005 expired and we recorded the change in fair value and all the cash flows related to these transactions in the integral cost of financing (foreign exchange gain or loss) during the life of the instruments.
In August 2009, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025 and 2032 from the second semester of 2009 to the first semester of 2011. Finally, in December 2009 and January 2010, in connection with the recently issued Senior Notes due 2040 we entered into “coupon swaps” agreements on a notional amount of U.S.$600.0 million for a period of two years. As of May 31, 2010, the outstanding cross-currency interest rate swap agreements have a notional amount corresponding to U.S.$2,000 million of the principal amount of the Notes.
As of May 31, 2010, the net fair value of the cross-currency interest rate swap agreements including the option contracts was a (liability) asset of U.S.$(2.6) million, U.S.$2.4 million as of December 31, 2009 and U.S.$5.4 million as of December 31, 2008. As of May 31, 2010, the increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$17.9 million, U.S.$18.7 million as of December 31, 2009 and U.S.$5.8 million as of December 31, 2008.
During May 2007 and November 2007 in connection with and ahead of the issuance of the Senior Notes due 2037 and the Senior Notes due 2018 we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono interest rates on the pricing date of the Notes for a notional amount of Ps.2,000.0 million and U.S.$150.0 million, respectively. These hedges resulted in an accumulated net loss of U.S.$1.8 million and a net gain of Ps.45.1 million.
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

As of May 31, 2010, the net fair value of the interest rate swap was a (liability) asset of Ps.(84.9) million and Ps.(26.4) million as of December 31, 2009. As of May 31, 2010, the potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.36.3 million and Ps.36.4 million as of December 31, 2009. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.
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
As of May 31, 2010, the net fair value of the cross-currency swap was an asset of U.S.$23.4 million and U.S.$ 32.1 million as of December 31, 2009. As of May 31, 2010, the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$22.7 million, and U.S.$19.6 million as of December 31, 2009.
In connection with the Senior Notes due 2015 in 2005, 2006 and 2007, Cablemás entered into a forward and a cross-currency interest rate swap agreement on a notional amount of U.S.$175.0 million, as amended, with a U.S. financial institution to hedge against Peso depreciation on the interest payments and the nominal final exchange. In 2005, Cablemás entered into a swaption agreement that allows its counterparty in December 2010 to float the coupon payments in the cross currency interest rate swap through 2015. In February 2010, Cablemás cancelled the forward and cross currency interest rate swap agreements, which were replaced with a cross-currency swap agreement and an interest rate swap agreement to cover the same exchange rate exposure involving the coupon and principal payments for the same notional amount of U.S.$175.0 million with the same due date of 2015. Cablemás recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss).
As of May 31, 2010, the net fair value of the cross currency swap and the interest rate swap, including the swaption contracts, was an asset of U.S.$43.4 million and the net fair value of the forward and cross-currency interest rate swap agreement, including the swaption contracts, was an asset of U.S.$43.4 million as of December 31, 2009. As of May 31, 2010, the increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange for the cross-currency swap agreement and a hypothetical 50 bps adverse change in market interest rates for the interest rate swap and the swaption contract would be approximately U.S.$22.2 million and a hypothetical 10% adverse change in quoted Mexican Peso exchange for the forward and the cross currency interest swap and a hypothetical 50 bps adverse change in market interest rates for the swaption contract would be approximately U.S.$19.1 million as of December 31, 2009. The interest rate swap and the swaption sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rates Swap Yield Curve.
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
As of May 31, 2010, the net fair value of the cross-currency swap was an asset of U.S.$5.2 million and U.S.$7.1 million as of December 31, 2009. As of May 31, 2010, the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange would be approximately U.S.$5.1 million and U.S.$4.4 million as of December 31, 2009.

Sensitivity and Fair Value Analyses
The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2008 and 2009. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2008		2009		2009
	(Millions of Pesos or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps.	8,321.3	Ps.	8,902.3	U.S.$	680.6
Derivative financial instruments(12)		2,363.1		1,545.4		118.1
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2011(3)		1,055.7		1,015.4		77.6
Senior Notes due 2018(4)		5,977.2		6,587.7		503.6
Senior Notes due 2032(5)		3,913.2		4,688.4		358.4
Senior Notes due 2025(6)		6,767.8		7,851.1		600.2
Senior Notes due 2040(7)		—		7,698.6		588.6
JPMorgan Chase Bank, N.A. loan due 2012(8)		3,251.7		3,173.4		242.6
Senior Notes due 2015(9)		2,070.3		2,494.5		190.7
Peso-denominated debt:
Senior Notes due 2037(10)		4,129.7		4,055.6		310.1
Long-term notes payable to Mexican banks(11)		6,846.3		6,135.4		469.1
Derivative financial instruments(12)		604.6		523.6		40.0

(1)
Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.13.0800 per U.S. Dollar, the Interbank Rate as of December 31, 2009. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)
At December 31, 2009, our temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso- and U.S. Dollar-denominated in 2008 and 2009). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.74.3 million (U.S.$5.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.175.8 million (U.S.$13.4 million) at December 31, 2009.

(4)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.47.7 million (U.S.$3.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.706.4 million (U.S.$54.0 million) at December 31, 2009.

(5)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.764.4 million (U.S.$58.4 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,233.2 million (U.S.$94.3 million) at December 31, 2009.

(6)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.3.1 million (U.S.$0.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.788.2 million (U.S.$60.3 million) at December 31, 2009.

(7)
At December 31, 2009, carrying value exceeded the fair value of these notes by Ps.149.4 million (U.S.$11.4 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceeded the carrying value by approximately Ps.620.4 million (U.S.$47.4 million) at December 31, 2009.

(8)
At December 31, 2009, carrying value exceeded the fair value of these notes by Ps.423.6 million (U.S.$32.3 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would exceed the fair value by approximately Ps.106.3 million (U.S.$8.1 million) at December 31, 2009.

(9)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.209.5 million (U.S.$16.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount approximately Ps.458.9 million (U.S.$35.0 million) at December 31, 2009.

(10)
At December 31, 2009, carrying value exceeded the fair value of these notes by Ps.444.4 million (U.S.$33.9 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would exceed the fair value by approximately Ps.38.9 million (U.S.$2.9 million) at December 31, 2009.

(11)
At December 31, 2009, fair value exceeded the carrying value of these notes by Ps.235.4 million (U.S.$17.9 million). At December 31, 2009, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.848.8 million (U.S.$64.6 million) at December 31, 2009.

(12)	Given the nature of these derivative instruments, an increase of 10% in the interest and or exchange rates would not have a significant impact on the fair value of these financial instruments.
We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2008		2009
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, temporary investments and held-to-maturity debt securities (1)	U.S.$	2,182.5	U.S.$	2,436.4
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable (2)		2,547.1		3,044.5

		(364.6)		(608.1)
Derivative instruments, liabilities, net		(0.3)		0.0

Net liability position	U.S.$	(364.9)	U.S.$	(608.1)

(1)	In 2008 and 2009, include U.S. Dollar equivalent amounts of U.S.$155.2 million and U.S.$110.2 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2008 and 2009, include U.S. Dollar equivalent amounts of U.S.$40.4 million and U.S.$54.2 million, respectively, related to other foreign currencies, primarily Euros.
At December 31, 2009, a hypothetical 10.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.795.4 million. This depreciation rate is based on the December 31, 2009 forecast of the U.S. Dollar to Peso exchange rate for 2010 by the Mexican government for such year.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Based on the evaluation as of December 31, 2009, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, as stated in their report which is included herein.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16. A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Francisco José Chévez Robelo is our audit committee financial expert. Mr. Francisco José Chévez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F.
Item 16.B. Code of Ethics
We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.
You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:
Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16.C. Principal Accountant Fees and Services
PricewaterhouseCoopers acted as our independent auditor for the fiscal years ended December 31, 2008 and 2009.
The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2008 and 2009, and breaks down these amounts by category of service:

	2008		2009
	(in millions of Pesos)
Audit Fees	Ps.	65.8	Ps.	68.4
Audit-Related Fees		3.5		7.9
Tax Fees		8.1		5.7
Other Fees		0.9		0.2

Total	Ps.	78.3	Ps.	82.2

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
“Other Fees” are fees charged by our independent auditor in connection with services rendered other than audit, audit-related and tax services.

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
During 2008 and 2009, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16.D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):
Purchases of Equity Securities by Televisa(3)

						Maximum Number (or
					Total Number of	Appropriate Mexican Peso
					CPOs	Value) of CPOs
	Total Number				Purchased as part of	that May Yet Be
	of CPOs		Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased		Paid per CPO(1)		Plans or Programs	Plans or Programs(2)
January 1 to January 31	Ps.	—	Ps.	0.0000	225,886,800	Ps.	17,417,444,345
February 1 to February 29		—		0.0000	225,886,800		17,417,444,345
March 1 to March 31		—		0.0000	225,886,800		14,417,444,345
April 1 to April 30		—		0.0000	225,886,800		18,000,000,000
May 1 to May 31		170,000		43.6580	226,056,800		17,992,578,142
June 1 to June 30		—		0.0000	226,056,800		17,992,578,142
July 1 to July 31		—		0.0000	226,056,800		17,992,578,142
August 1 to August 31		—		0.0000	226,056,800		17,992,578,142
September 1 to September 30		1,400,000		48.6875	227,456,800		17,924,415,582
October 1 to October 31		1,931,700		51.4955	229,388,500		17,824,941,782
November 1 to November 30		4,633,000		54.4607	234,021,500		17,572,625,242
December 1 to December 31		5,143,100		53.9934	239,164,600		17,294,931,850

Total	Ps.	13,277,800	Ps.	53.1013	239,164,600	Ps.	17,294,931,850

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)
The total amount of our share repurchase program was updated in accordance with the resolution that our stockholders approved in a general meeting of the stockholders of Grupo Televisa, S.A.B. held on April 30, 2009.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)(4)
CPOs

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	—	Ps.	0.0000	67,964,900
February 1 to February 29	—		0.0000	67,964,900
March 1 to March 31	500,000		34.5939	68,464,900
April 1 to April 30	100,000		39.2350	68,564,900
May 1 to May 31	—		0.0000	68,564,900
June 1 to June 30	—		0.0000	68,564,900
July 1 to July 31	—		0.0000	68,564,900
August 1 to August 31	—		0.0000	68,564,900
September 1 to September 30	—		0.0000	68,564,900
October 1 to October 31	—		0.0000	68,564,900
November 1 to November 30	—		0.0000	68,564,900
December 1 to December 31	—		0.0000	68,564,900

Total	600,000	Ps.	35.3674	68,564,900

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

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

(4)	In May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	429,500	Ps.	39.8452	3,636,000
February 1 to February 29	270,000		36.4541	3,906,000
March 1 to March 31	—		—	3,906,000
April 1 to April 30	100,000		38.6315	4,006,000
May 1 to May 31	385,000		44.5589	4,391,000
June 1 to June 30	—		—	4,391,000
July 1 to July 31	—		—	4,391,000
August 1 to August 31	600,000		45.2498	4,991,000
September 1 to September 30	1,660,000		47.6440	6,651,000
October 1 to October 31	907,000		50.4200	7,558,000
November 1 to November 30	1,740,000		53.9801	9,298,000
December 1 to December 31	2,379,300		54.0026	11,677,300

Total	8,470,800	Ps.	49.8605	11,667,300

(1)	See “Directors, Senior Management and Employees — Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

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

Item 16.G. Corporate Governance
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
Item 18. Financial Statements
See pages F–1 through F–62, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following
(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—
English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”), and incorporated herein by reference).

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

Exhibit
Number		Description of Exhibits
2.10	—
Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended (the “2007 Form F-4”), and incorporated herein by reference).

2.11	—
Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

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
Thirteenth Supplemental Indenture relating to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as August 21, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended (the “2008 Form F-4”), and incorporated herein by reference).

2.14	—
Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended (the “2010 Form F-4”), and incorporated herein by reference).

2.15	—
Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as March 22, 2010.

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

Exhibit
Number		Description of Exhibits
4.5	—
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
Full-Time Transponder Service Agreement, dated as of November  _____, 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

Exhibit
Number		Description of Exhibits
4.17	—
Credit Agreement, dated as of December 19, 2007, by and among Empresas Cablevisión, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Securities Inc., as sole bookrunner and lead arranger (previously filed with the Securities and Exchange Commission as Exhibit 4.17 to the 2007 Form 20-F and incorporated herein by reference).

4.18	—
Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.19 *	—
Investment and Securities Subscription Agreement, dated as of February 15, 2010, by and among NII Holdings, Inc., Comunicaciones Nextel de Mexico, S.A. de C.V., Nextel International (Uruguay), LLC and Grupo Televisa, S.A.B.

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 21, 2010.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 21, 2010.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 21, 2010.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 21, 2010.

23.1	—	Consent of PricewaterhouseCoopers S.C.
*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
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
Date June 23, 2010

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
GRUPO TELEVISA, S.A.B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity, of changes in financial position and of cash flows, present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2009, as well as the changes in their financial position for the year ended December 31, 2007, and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1(a) to the consolidated financial statements, effective January 1, 2008, the Company discontinued the recognition of the effects of inflation in its financial information, in accordance with Mexican Financial Reporting Standards. As a retroactive application to the prior years’ financials is not permitted by such standards, the accompanying consolidated financial statements for the year ended December 31, 2007 are restated in Mexican Pesos in purchasing power as of December 31, 2007.
As discussed in Note 1(a) to the consolidated financial statements, effective January 1, 2008, the Company is required by Mexican Financial Reporting Standards to present a statement of cash flows in place of a statement of changes in financial position. As a restatement of prior years’ financials is not permitted by such standards, the Company presents a consolidated statement of changes in financial position for the year ended December 31, 2007, and consolidated statements of cash flows for the years ended December 31, 2008 and 2009.
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
PricewaterhouseCoopers, S.C.
C. P. C. José A. Salazar Tapia
Audit Partner
México, D. F.,
June 21, 2010

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	Notes	2008		2009
ASSETS
Current:
Cash and cash equivalents		Ps.	33,583,045	Ps.	29,941,488

Temporary investments			8,321,286		8,902,346

			41,904,331		38,843,834

Trade notes and accounts receivable, net	3		18,199,880		18,399,183

Other accounts and notes receivable, net			2,231,562		3,530,546

Due from affiliated companies			161,821		135,723

Transmission rights and programming	4		3,343,448		4,372,988

Inventories			1,612,024		1,665,102

Other current assets			1,105,871		1,435,081

Total current assets			68,558,937		68,382,457

Derivative financial instruments	9		2,316,560		1,538,678

Transmission rights and programming	4		6,324,761		5,915,459

Investments	5		3,348,610		6,361,023

Property, plant and equipment, net	6		30,798,398		33,071,464

Intangible assets and deferred charges, net	7		11,433,783		11,218,864

Other assets			70,756		80,431

Total assets		Ps.	122,851,805	Ps.	126,568,376

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	Notes	2008		2009
LIABILITIES
Current:
Current portion of long-term debt	8	Ps.	2,270,353	Ps.	1,433,015
Current portion of capital lease obligations	8		151,628		235,271
Trade accounts payable			6,337,436		6,432,906
Customer deposits and advances			18,098,643		19,858,290
Taxes payable			830,073		940,975
Accrued interest			439,777		464,621
Employee benefits			199,993		200,215
Due to affiliated companies			88,622		34,202
Other accrued liabilities			2,293,806		2,577,835

Total current liabilities			30,710,331		32,177,330
Long-term debt, net of current portion	8		36,630,583		41,983,195
Capital lease obligations, net of current portion	8		1,222,163		1,166,462
Derivative financial instruments	9		604,650		523,628
Customer deposits and advances			589,369		1,054,832
Other long-term liabilities			3,225,482		3,078,411
Deferred income taxes	19		2,265,161		1,765,381
Retirement and termination benefits	10		352,390		346,990

Total liabilities			75,600,129		82,096,229

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY
Capital stock issued, no par value	12		10,060,950		10,019,859
Additional paid-in capital			4,547,944		4,547,944

			14,608,894		14,567,803

Retained earnings:	13
Legal reserve			2,135,423		2,135,423
Unappropriated earnings			19,595,259		17,244,674
Net income for the year			7,803,652		6,007,143

			29,534,334		25,387,240
Accumulated other comprehensive income, net	14		3,184,043		3,401,825
Shares repurchased	12		(5,308,429)		(5,187,073)

			27,409,948		23,601,992

Total controlling interest			42,018,842		38,169,795
Noncontrolling interest	15		5,232,834		6,302,352

Total stockholders’ equity			47,251,676		44,472,147

Total liabilities and stockholders’ equity		Ps.	122,851,805	Ps.	126,568,376

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Income
For the Years Ended December 31, 2007, 2008 and 2009
(In thousands of Mexican Pesos, except per CPO amounts)
(Notes 1 and 2)

	Notes	2007		2008		2009
Net sales	22	Ps.	41,561,526	Ps.	47,972,278	Ps.	52,352,501

Cost of sales (excluding depreciation and amortization)			18,128,007		21,556,025		23,768,369

Selling expenses (excluding depreciation and amortization)			3,277,526		3,919,163		4,672,168

Administrative expenses (excluding depreciation and amortization)			2,452,027		3,058,168		3,825,507

Depreciation and amortization	6 and 7		3,223,070		4,311,115		4,929,589

Operating income	22		14,480,896		15,127,807		15,156,868

Other expense, net	17		953,352		952,139		1,764,846

Integral cost of financing, net	18		410,214		830,882		2,973,254

Equity in losses of affiliates, net	5		749,299		1,049,934		715,327

Income before income taxes			12,368,031		12,294,852		9,703,441

Income taxes	19		3,349,641		3,564,195		3,120,744

Consolidated net income			9,018,390		8,730,657		6,582,697

Noncontrolling interest net income	15		935,927		927,005		575,554

Noncontrolling interest net income	13	Ps.	8,082,463	Ps.	7,803,652	Ps.	6,007,143

Controlling interest net income per CPO	20	Ps.	2.84	Ps.	2.77	Ps.	2.14

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2007, 2008 and 2009
(In thousands of Mexican Pesos)
(Notes 1 and 2)

							Accumulated
	Capital						Other
	Stock		Additional		Retained		Comprehensive			Shares	Total		Noncontrolling		Total
	Issued		Paid-In		Earnings		(Loss) Income			Repurchased	Controlling		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)		(Note 14)			(Note 12)	Interest		(Note 15)		Equity
Balance at January 1, 2007	Ps.	10,506,856	Ps.	4,547,944	Ps.	33,014,827	Ps.	(3,808,377)	Ps.	(7,888,974)	Ps.	36,372,276	Ps.	1,642,601	Ps.	38,014,877
Dividends		—		—		(4,506,492)		—		—		(4,506,492)		—		(4,506,492)
Share cancellation		(239,286)		—		(3,386,013)		—		3,625,299		—		—		—
Repurchase of capital stock		—		—		—		—		(3,948,331)		(3,948,331)		—		(3,948,331)
Sale of repurchase shares		—		—		(173,169)		—		272,940		99,771		—		99,771
Increase in noncontrolling interest		—		—		—		—		—		—		1,968,586		1,968,586
Stock-based compensation		—		—		140,517		—		—		140,517		—		140,517
Comprehensive income		—		—		8,082,463		798,909		—		8,881,372		—		8,881,372

Balance at December 31, 2007		10,267,570		4,547,944		33,172,133		(3,009,468)		(7,939,066)		37,039,113		3,611,187		40,650,300
Reclassification of cumulative balances to retained earnings (see Note 14)		—		—		(5,896,939)		5,896,939		—		—		—		—
Dividends		—		—		(2,229,973)		—		—		(2,229,973)		—		(2,229,973)
Share cancellation		(206,620)		—		(3,275,032)		—		3,481,652		—		—		—
Repurchase of capital stock		—		—		—		—		(1,251,148)		(1,251,148)		—		(1,251,148)
Sale of repurchase shares		—		—		(261,553)		—		400,133		138,580		—		138,580
Increase in noncontrolling interest		—		—		—		—		—		—		1,621,647		1,621,647
Stock-based compensation		—		—		222,046		—		—		222,046		—		222,046
Comprehensive income		—		—		7,803,652		296,572		—		8,100,224		—		8,100,224

Balance at December 31, 2008		10,060,950		4,547,944		29,534,334		3,184,043		(5,308,429)		42,018,842		5,232,834		47,251,676
Dividends		—		—		(9,163,857)		—		—		(9,163,857)		—		(9,163,857)
Share cancellation		(41,091)		—		(541,466)		—		582,557		—		—		—
Repurchase of capital stock		—		—		—		—		(759,003)		(759,003)		—		(759,003)
Sale of repurchase shares		—		—		(215,984)		—		297,802		81,818		—		81,818
Increase in noncontrolling interest		—		—		—		—		—		—		1,069,518		1,069,518
Net loss on acquisition of noncontrolling interest in Cablemás and Cablestar		—		—		(56,210)		—		—		(56,210)		—		(56,210)
Stock-based compensation		—		—		371,783		—		—		371,783		—		371,783
Adjustment to retained earnings for changes in tax consolidation (see Note 19)		—		—		(548,503)		—		—		(548,503)		—		(548,503)
Comprehensive income		—		—		6,007,143		217,782		—		6,224,925		—		6,224,925

Balance at December 31, 2009	Ps.	10,019,859	Ps.	4,547,944	Ps.	25,387,240	Ps.	3,401,825	Ps.	(5,187,073)	Ps.	38,169,795	Ps.	6,302,352	Ps.	44,472,147

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statement of Changes in Financial Position
For the Year Ended December 31, 2007
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	2007
Operating activities:
Consolidated net income	Ps.	9,018,390
Adjustments to reconcile net income to resources provided by operating activities:
Equity in losses of affiliates		749,299
Depreciation and amortization		3,223,070
Impairment of long-lived assets and other amortization		541,996
Deferred income taxes		(358,122)
Loss on disposition of available-for sale investment in Univision		565,862
Gain on disposition of affiliates		(41,527)
Stock-based compensation		140,517

		13,839,485

Changes in operating assets and liabilities:
Increase in:
Trade notes and accounts receivable, net		(3,090,936)
Transmission rights and programming		(1,878,256)
Inventories		(32,053)
Other accounts and notes receivable and other current assets		(443,962)
Increase in:
Customer deposits and advances		1,840,116
Trade accounts payable		840,911
Other liabilities, taxes payable and deferred taxes		519,488
Retirement and termination benefits		17,097

		(2,227,595)

Resources provided by operating activities		11,611,890

Financing activities:
Issuance of Senior Notes due 2037		4,500,000
Empresas Cablevisión’s long-term loan due 2012		2,457,495
Prepayments of Senior Notes and UDIs denominated Notes		(1,017,093)
Other increase in debt		50,051
Other decrease in debt		(675,234)
Repurchase and sale of capital stock		(3,848,560)
Dividends paid		(4,506,492)
Noncontrolling interest		1,032,659
Translation effect		32,877

Resources used in financing activities		(1,974,297)

Investing activities:
Due from affiliated companies, net		32,636
Investments		(3,385,342)
Disposition of investments		700,689
Investments in property, plant and equipment		(3,915,439)
Disposition of property, plant and equipment		704,310
Investments in goodwill and other intangible assets		(3,310,968)
Available-for-sale investment in shares of Univision		12,266,318
Acquisition of Telecom net assets		(1,975,666)
Other assets		7,430

Resources provided by investing activities		1,123,968

Net increase in cash, cash equivalents and temporary investments		10,761,561
Net increase in cash, cash equivalents and temporary investments upon Telecom acquisition		138,261
Cash, cash equivalents and temporary investments at beginning of year		16,405,074

Cash, cash equivalents and temporary investments at end of year	Ps.	27,304,896

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008 and 2009
(In thousands of Mexican Pesos)
(Notes 1 and 2)

	2008		2009
Operating activities:
Income before income taxes	Ps.	12,294,852	Ps.	9,703,441
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Equity in losses of affiliates		1,049,934		715,327
Depreciation and amortization		4,311,115		4,929,589
Impairment of long-lived assets and other amortization		669,222		1,224,450
Provision for doubtful accounts and write-off of receivables		337,478		897,162
Retirement and termination benefits		5,467		58,196
Gain on disposition of investments		—		(90,565)
Interest income		—		(19,531)
Write-down of held-to-maturity debt security		405,111		—
Stock-based compensation		222,046		371,783
Derivative financial instruments		(895,734)		644,956
Interest expense		2,529,221		2,832,675
Unrealized foreign exchange loss, net		4,981,960		(1,003,537)

		25,910,672		20,263,946

Increase in trade notes and accounts receivable, net		(1,094,389)		(1,082,292)
Increase in transmission rights and programming		(1,186,991)		(674,645)
Increase in inventories		(375,153)		(45,148)
Increase in other accounts and notes receivable and other current assets		(391,399)		(1,347,376)
Increase (decrease) in trade accounts payable		1,577,231		(80,920)
(Decrease) increase in customer deposits and advances		(1,187,734)		2,242,021
Increase in other liabilities, taxes payable and deferred taxes		1,744,395		158,066
Decrease in retirement and termination benefits		(81,314)		(16,035)
Income taxes paid		(2,657,525)		(4,282,042)

		(3,652,879)		(5,128,371)

Net cash provided by operating activities		22,257,793		15,135,575

Investing activities:
Temporary investments		(5,208,287)		(3,565,772)
Due from affiliated companies, net		(89,826)		(2,309)
Investments		(1,982,100)		(809,625)
Disposition of investments		109,529		57,800
Disposition of held-to-maturity investments		874,999		—
Investments in property, plant and equipment		(5,191,446)		(6,410,869)
Disposition of property, plant and equipment		91,815		248,148
Investments in goodwill and other intangible assets		(1,489,174)		(569,601)

Net cash used in investing activities		(12,884,490)		(11,052,228)

Financing activities:
Issuance of Senior Notes due 2018		5,241,650		—
Issuance of Senior Notes due 2040		—		7,612,055
Prepayment of Senior Notes due 2013 (Sky)		(122,886)		—
Repayment of Mexican Peso debt		(480,000)		(1,162,460)
Repayment of foreign currency debt		—		(1,206,210)
Capital lease payments		(97,696)		(138,807)
Other increase in debt		1,231		33,856
Interest paid		(2,407,185)		(2,807,843)
Repurchase and sale of capital stock		(1,112,568)		(677,185)
Dividends paid		(2,229,973)		(9,163,857)
Noncontrolling interest		(332,029)		76,344
Derivative financial instruments		(346,065)		(206,776)

Net cash used in financing activities		(1,885,521)		(7,640,883)

Effect of exchange rate changes on cash and cash equivalents		131,854		(105,530)

Net increase (decrease) in cash and cash equivalents		7,619,636		(3,663,066)
Cash and cash equivalents of Cablemás upon consolidation		483,868		—
Cash and cash equivalents of TVI upon consolidation		—		21,509
Cash and cash equivalents at beginning of year		25,479,541		33,583,045

Cash and cash equivalents at end of year	Ps.	33,583,045	Ps.	29,941,488

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007, 2008 and 2009
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
Effective January 1, 2008, the Group discontinued recognizing the effects of inflation in its financial statements in accordance with Mexican FRS. Mexican FRS requires that a company discontinue, or start, recognizing the effects of inflation in financial statements when general inflation applicable to a specific entity is up to, or above 26%, in a cumulative three-year period, respectively. The cumulative inflation in Mexico measured by the National Consumer Price Index (“NCPI”) for the three-year period ended December 31, 2007, 2008 and 2009 was 11.6%, 15% and 14.5%, respectively. Accordingly, the consolidated financial statements of the Group for the year ended December 31, 2007, include the effects of inflation through December 31, 2007, and are stated in thousands of Mexican Pesos in purchasing power as of that date, and the consolidated financial statements of the Group as of December 31, 2008 and 2009, and for the years then ended, do not include any adjustments to recognize the effects of inflation for periods subsequent to December 31, 2007.
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
Effective January 1, 2008, Mexican FRS requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. Restatement of financial statements for years provided before 2008 is not permitted by Mexican FRS; therefore, the Group presents a consolidated statement of changes in financial position for the year ended December 31, 2007.
These consolidated financial statements were authorized for issuance on June 11, 2010, by the Group’s Chief Financial Officer.

(b) Members of the Group
At December 31, 2009, the Group consisted of the Company and its consolidated entities, including the following:

	Company’s
Consolidated Entities	Ownership (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V. (“Televisa”)	100%	Television Broadcasting Pay Television Networks Programming Exports
Televisión Independiente de México, S.A. de C.V. and subsidiaries	100%	Television Broadcasting
TuTv, LLC (“TuTv”) (3)	50%	Pay Television Networks
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky”) (3)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”)	51%	Cable and Telecom
Cablemás, S.A. de C.V. and subsidiaries (collectively, “Cablemás”)	58.3%	Cable and Telecom
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”)	50%	Cable and Telecom
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries	100%	Other Businesses
CVQ Espectáculos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the consolidated entity.

(2)	See Note 22 for a description of each of the Group’s business segments.

(3)
At December 31, 2009, the Group had identified Sky and TuTv as variable interest entities and the Group as the primary beneficiary of the investment in each of these entities. The Group has a 58.7% interest in Sky, a satellite television provider. TuTv is a 50% joint venture with Univision Communications Inc. (“Univision”), engaged in the distribution of the Group’s Spanish-speaking programming packages in the United States.

The Group’s Television Broadcasting, Sky, Cable and Telecom segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term. Additionally, the Group’s Sky businesses in Central America and Dominican Republic require concessions granted by local regulatory authorities for a fixed term and are subject to renewal. At December 31, 2009, the expiration dates of the Group’s concessions and permit were as follows:

Segments	Expiration Dates
Television Broadcasting	In 2021
Sky	Various from 2016 to 2033
Cable and Telecom	Various from 2013 to 2038
Other Businesses:
Radio (1)	Various from 2008 to 2016
Gaming	In 2030

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
In connection with its former investment in shares of Univision, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of certain U.S.-dollar-denominated long-term debt, which amounted to U.S.$971.9 million as of December 31, 2006. The investment in shares of Univision was disposed of by the Group in March 2007, and through that date any foreign exchange gain or loss attributable to this long-term debt was credited or charged directly to equity (accumulated other comprehensive income or loss) (see Note 2).
(d) Cash, Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition (see Note 1 (t)).
Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and/or other financial instruments, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are valued at fair value.
As of December 31, 2008 and 2009, highly liquid and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. Dollars and Mexican Pesos, with an average yield of approximately 2.45% for U.S. Dollar deposits and 7.40% for Mexican Peso deposits in 2008, and approximately 1.0% for U.S. Dollar deposits and 5.90% for Mexican Peso deposits in 2009.
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
Transmission rights and literary works are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined based upon past experience, but not exceeding 25 years.
(f) Inventories
Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost or net realizable value. Inventories were restated through December 31, 2007 by using the NCPI factors and specific costs for some of these assets, which were determined by the Group on the basis of the last purchase price.
(g) Investments
Investments in companies in which the Group exercises significant influence (associates) or joint control (jointly controlled entities) are accounted for by the equity method. The Group recognizes equity in losses of affiliates up to the amount of its initial investment and subsequent capital contributions, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an affiliated company for which the Group had recognized equity losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its proportionate share of this net income until the Group first recognizes its proportionate share of previously unrecognized losses.
Investments in debt securities that the Group has the ability and intent to hold to maturity are classified as investments “held-to-maturity,” and reported at amortized cost. Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (see Notes 5 and 14).
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
(k) Customer Deposits and Advances
Customer deposit and advance agreements for television advertising services provide that customers receive preferential prices that are fixed for the contract period for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day, rating and type of programming.
(l) Stockholders’ Equity
The capital stock and other stockholders’ equity accounts include the effect of restatement through December 31, 2007, determined by applying the change in the NCPI between the dates capital was contributed or net results were generated and the balance sheet date. The restatement represented the amount required to maintain the contributions, share repurchases and accumulated results in Mexican Pesos in purchasing power as of December 31, 2007.
(m) Revenue Recognition
The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
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

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, activation and installation fees, are recognized at the time the service is provided.

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from telecommunications and data services are recognized in the period in which these services are provided. Telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

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
Beginning January 1, 2008, Mexican FRS NIF D-3, Employee Benefits, requires (i) the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss; (ii) shorter amortization periods for items to be amortized; and (iii) the recognition of any employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees.
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
Effective January 1, 2008, the Group classified in retained earnings the outstanding balance of initial cumulative loss effect of deferred income taxes in the amount of Ps.3,224,437, as required by Mexican FRS (see Note 14).
(p) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheet and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the year ended December 31, 2007, none of the Group’s derivatives qualified for hedge accounting. During the years ended December 31, 2008 and 2009, certain derivative financial instruments qualified for hedge accounting (see Note 9).

(q) Comprehensive Income
Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
(r) Stock-based Compensation
Effective January 1, 2009, the Group adopted the guidelines of Mexican FRS NIF D-8, Share-based Payments, which substituted the guidelines provided by IFRS 2, Share-based Payment, issued by the International Accounting Standards Board, which were applied by the Group on a supplementary basis through December 31, 2008, as required by Mexican FRS. The adoption of the guidelines provided by NIF D-8 did not have a significant effect on the Group’s consolidated financial statements. The provisions of NIF D-8 require, as well as those of IFRS 2, accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). The Group accrued in controlling stockholders’ equity a stock-based compensation expense (consolidated administrative expense) of Ps.140,517, Ps.222,046 and Ps.371,783 for the years ended December 31, 2007, 2008 and 2009, respectively.
(s) Prior Years’ Financial Statements
The NCPI at December 31, 2007 and 2006 was 125.564 and 121.015, respectively.
Certain reclassifications have been made to prior years’ financial information to conform to the December 31, 2009 presentation.
(t) Recently Issued Mexican FRS
In December 2009, the CINIF issued new Mexican FRS (“Normas de Información Financiera” or “NIF,” “Interpretación de Normas de Información financiera” or “INIF,” and Improvements to NIF 2010), as follows:
NIF C-1, Cash and Cash Equivalents, replaces the previous Mexican FRS Bulletin C-1, Cash, and became effective on January 1, 2010. This new standard (i) defines cash equivalents as short-term securities with high liquidity, easily converted into cash, subject to a minimum risk of change in its fair value, and with an original maturity of three months or less at the date of acquisition; and (ii) provides guidelines for presenting and disclosing cash and cash equivalents in a company’s financial statements. NIF C-1 also requires applying these guidelines on a retrospective basis for any comparative prior period financial statements presented. The adoption of NIF C-1 did not have a material impact on the Group’s consolidated financial statements (see Note 1 (d)).
NIF B-5, Financial Information by Segments, replaces the previous Mexican FRS Bulletin B-5, Financial Information by Segments, and will become effective on January 1, 2011. This new standard sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. NIF B-5 confirms that reportable operating segments are those that are based on the Group’s method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and identified by certain qualitative, grouping and quantitative criteria. NIF B-5 also requires additional disclosure of interest income and expense, and certain liabilities, by segments. The adoption of NIF B-5 is not expected to have a material impact on the Group’s financial position, results of operations and disclosures.
NIF B-9, Financial Information at Interim Dates, replaces the previous Mexican FRS Bulletin B-9, Financial Information at Interim Dates, and will become effective on January 1, 2011. This new standard provides guidelines for entities that are required to prepare and present financial information at interim dates. NIF B-9 requires minimum financial information at interim dates, including comparative condensed balance sheets and related comparative condensed statements of income, changes in stockholders’ equity and cash flows, as well as selected notes to these condensed financial statements. The adoption of NIF B-9 is not expected to have a material impact on the Group’s interim financial position, results of operations and disclosures.

INIF 18, Recognition of the Effects of the 2010 Tax Reform in Income Taxes, became effective on December 7, 2009. This interpretation provides additional guidance for (i) the recognition of income taxes on a consolidated basis based on new tax criteria affecting 2009 and prior years; (ii) the recognition of the effects in changes to the Mexican corporate income tax rate; and (iii) the accounting treatment for a new tax disposition not allowing a tax credit from loss carryforwards derived from the Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) with a company’s income tax. In December 2009, the Group recognized the effects of income tax payable resulting from the Mexican 2010 tax reform as a provision for income taxes in accordance with the guidelines of Mexican FRS NIF D-4, Income Taxes, and INIF 18 (see Note 19).
Improvements to NIF 2010 include two groups of improvements to Mexican FRS already issued: (i) improvements to certain NIF, resulting in accounting changes in valuation, presentation or disclosure in a company’s financial statements, which became effective on January 1, 2010; and (ii) improvements to precise wording in certain NIF for clarification purposes, which do not require accounting changes. Improvements generating accounting changes in valuation, presentation or disclosure of a company’s financial statements include: (i) NIF B-1, Accounting Changes and Corrections of Errors (disclosure changes); (ii) NIF B-2, Statement of Cash Flows (presentation changes); (iii) NIF B-7, Acquisition of Businesses (valuation change consisting of recognizing an intangible asset in the case of acquiring a lessor with an operating lease agreement in favorable terms); (iv) NIF C-7, Investments in Associates and Other Permanent Investments (valuation change consisting of recognizing in the statement of income the effect of investments in associates with a change in the ownership percentage); and (v) NIF C-13, Related Parties (disclosure change). The Company’s management believes that these improvements to Mexican FRS will not have a significant impact in the Group’s consolidated financial statements.
In the first quarter of 2009, the Mexican Bank and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”), issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards (“IFRS”) issued by the IASB to report comparative financial information for periods beginning no later than January 1, 2012. The Group has already designed and started the implementation of a plan to comply with these regulations.
2. Acquisitions, Investments and Dispositions
In 2006, the Group acquired a 50% interest in Televisión Internacional, S.A. de C.V. (“TVI”), a telecommunications company offering bay television, data and voice services in the metropolitan area of the city of Monterrey and other areas in northern Mexico. In conjunction with this transaction, the Group (i) capitalized in 2007 an aggregate amount of Ps.269,028 in connection with the principal and accrued interest of a short-term loan made to TVI at the acquisition date; and (ii) recognized in 2007 and 2008 additional purchase price adjustments in the aggregate amount of Ps.38,602. In 2007, the Group completed a final valuation of this acquisition and recognized related goodwill in the amount of Ps.406,295. Beginning on October 1, 2009, the Company has a controlling interest in TVI as a result of a corporate governance amendment (the Group’s legal right to choose the majority of the board of directors), and began consolidating the assets, liabilities and results of operations of TVI in its consolidated financial statements. Through September 30, 2009, the Group’s investment in TVI was accounted for by using the equity method (see Notes 5 and 7).
In March 2007, under the terms of a merger agreement entered into by Univision and an acquiring investor group, all of the shares of Univision common stock owned by the Group were converted, like all shares of Univision common stock, into cash at U.S.$36.25 per share. Also, all of the Group’s warrants to acquire shares of Univision common stock were cancelled. The aggregate cash amount received by the Group in connection with the closing of this merger was approximately U.S.$1,094.4 million (Ps.12,385,515). As a result of this disposition, the Group recognized in consolidated income for the year ended December 31, 2007, a non-cash loss of Ps.669,473 (see Notes 1 (c), 11, 16 and 17).
In August 2007, the Group acquired substantially all of the outstanding shares of capital stock of Editorial Atlántida, S.A. (“Atlántida”), a leading magazine publishing company in Argentina, in the aggregate amount of approximately U.S.$78.8 million (Ps.885,377), which was paid in cash. The Group completed a purchase price allocation of this transaction and recognized a related goodwill in the amount of Ps.665,960.
In August 2007, the Group announced an agreement signed by Cablestar, S.A. de C.V. (“Cablestar”), an indirect subsidiary of the Company and Empresas Cablevisión, to acquire the majority of the assets of Bestel, S.A. de C.V. (“Bestel”), a Mexican facilities-based telecommunications company engaged in providing data and long-distance services solutions to carriers and other telecommunications service providers through a fiber-optic network of approximately 8,000 kilometers that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States. In December 2007, after obtaining the approval from the Mexican regulatory authorities, Cablestar completed this transaction by acquiring, at an aggregate purchase price of U.S.$256 million (Ps.2,772,352), all of the outstanding equity of Letseb, S.A. de C.V. (“Letseb”) and Bestel USA, Inc. (“Bestel USA”), the companies that owned the majority of assets of Bestel. In connection with this acquisition: (i) Cablestar made an additional capital contribution to Letseb in the amount of U.S.$69 million (Ps.747,236), which was used by Letseb to pay certain pre-acquisition liabilities; (ii) the Company granted a guarantee to a third-party creditor for any amounts payable in connection with Letseb’s long-term liability in the amount of U.S.$80 million; (iii) Empresas Cablevisión issued long-term debt to finance this acquisition in the amount of U.S.$225 million (Ps.2,457,495); and (iv) Cablemás and TVI made capital contributions for an aggregate amount of U.S.$100 million related to their aggregate 30.8% noncontrolling interest in Cablestar. In March 2008, the parties agreed a purchase price adjustment in accordance with the terms of the related acquisition agreement, and accordingly, the Group made an additional payment in April 2008 in the aggregate amount of U.S$18.7 million (Ps.199,216). In December 2008, the Group completed a purchase price allocation of these transactions and recognized Ps.728,884 of concessions, Ps.11,199 of trademarks, Ps.281,000 of a subscriber list, a write-down of Ps.221,999 relating to technical equipment, and a related goodwill in the amount of Ps.818,317, net of an impairment adjustment of Ps.132,500 as of December 31, 2008 (see Notes 7, 8 and 17).
In February 2008, the Group made an additional investment of U.S.$100 million (Ps.1,082,560) to increase its interest in the outstanding equity of Cablemás to 54.6%, and retained a 49% of the voting equity of Cablemás. In May 2008, the Mexican regulatory authorities announced that the Group complied with all of the required regulatory conditions in connection with its investment in the outstanding equity of Cablemás. Effective June 1, 2008, the Company has a controlling interest in Cablemás as a result of a corporate governance contractual amendment (the Group’s legal right to designate the majority of the board of directors), and the Group began consolidating the assets, liabilities and results of operations of Cablemás in its consolidated financial statements. Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. In February 2009, the Group’s controlling interest in the outstanding equity of Cablemás increased from 54.5% to 58.3%, as a result of a capital contribution made by a Company’s subsidiary and the dilution of the noncontrolling interest in Cablemás. The Company retained 49% of the voting stock of Cablemás. This transaction between stockholders of the Group resulted in a non-cash reduction of retained earnings attributable to the controlling interest of Ps.118,353, with a corresponding increase in stockholders’ equity attributable to the noncontrolling interest. In December 2009, the Group completed a final valuation and purchase price allocation of the assets and liabilities of Cablemás in connection with the consolidation of this Company’s subsidiary in 2008, and recognized Ps.1,052,190 of concessions, Ps.636,436 of trademarks, Ps.792,276 of a subscriber list, Ps.374,887 of interconnection contracts, and an aggregate write-down of Ps.1,036,933 relating to technical equipment and other intangibles (see Notes 1(b) and 7).
In June 2009, the Company entered into an agreement with a U.S. financial institution to acquire TVI’s U.S.$50 million outstanding loan facility with an original maturity in 2012 for U.S.$41.8 million (Ps.552,735). TVI entered into this 5-year loan facility in December 2007, in connection with the acquisition of the majority of the assets of Bestel described above. In July 2009, the Company exchanged this loan receivable, including accrued interest in the amount of U.S.$42.1 million (Ps.578,284), in consideration for (i) a 15.4% noncontrolling interest in Cablestar, which was owned by TVI with a carrying value of Ps.554,847 at the transaction date and (ii) Ps.85,580 in cash. This transaction between stockholders resulted in a net gain of Ps.62,143, which was accounted for by the Group in retained earnings attributable to the controlling interest.
3. Trade Notes and Accounts Receivable, Net
Trade notes and accounts receivable as of December 31, consisted of:

	2008		2009
Non-interest bearing notes received from customers as deposits and advances	Ps.	14,383,384	Ps.	14,515,450
Accounts receivable, including value-added tax receivables related to advertising services		4,838,999		5,430,943
Allowance for doubtful accounts		(1,022,503)		(1,547,210)

	Ps.	18,199,880	Ps.	18,399,183

4. Transmission Rights and Programming
At December 31, transmission rights and programming consisted of:

	2008		2009
Transmission rights	Ps.	5,764,887	Ps.	6,133,176
Programming		3,903,322		4,155,271

		9,668,209		10,288,447

Non-current portion of:
Transmission rights		4,069,777		3,790,714
Programming		2,254,984		2,124,745

		6,324,761		5,915,459

Current portion of transmission rights and programming	Ps.	3,343,448	Ps.	4,372,988

5. Investments
At December 31, the Group had the following investments:

					Ownership %
					as of December 31,
	2008		2009		2009
Accounted for by the equity method:
Gestora de Inversiones Audiovisuales La Sexta, S.A. and subsidiaries (collectively, “La Sexta”) (a)	Ps.	1,296,950	Ps.	1,043,752	40.5%
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (b)		457,598		429,388	40%
Controladora Vuela Compañía de Aviación, S.A. de C.V. and subsidiaries (collectively, “Volaris”) (c)		80,381		248,162	25%
TVI (see Note 2)		367,856		—
Other		96,192		301,324

		2,298,977		2,022,626

Other investments:
Held-to-maturity debt securities (see Note 1(g)) (d)		809,115		1,169,611
Available-for-sale investments (see Note 1(g)) (e)		—		2,826,457
Other		240,518		342,329

		1,049,633		4,338,397

	Ps.	3,348,610	Ps.	6,361,023

(a)
La Sexta is a free-to-air television channel in Spain. During 2007, 2008 and 2009, the Group made additional capital contributions related to its interest in La Sexta in the amount of €65.9 million (Ps.1,004,697), €44.4 million (Ps.740,495) and €35.7 million (Ps.663,082), respectively. During 2007, a third party acquired a 20% stake in Imagina Media Audiovisual, S.A. (“Imagina”), the parent company of the companies that hold a majority equity interest in La Sexta. As a result of this acquisition, Imagina paid the Company €29 million (Ps.462,083) as a termination fee for the cancellation of a call option to subscribe at a price of €80 million, a certain percentage of the capital stock of Imagina (see Note 11).

(b)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., and is engaged in the live entertainment business in Mexico. In 2007, 2008 and 2009, OCEN paid dividends to the Group in the aggregate amount of Ps.94,382, Ps.56,000 and Ps.56,000, respectively (see Note 16).

(c)
Volaris is a low-cost carrier airline with a concession to operate in Mexico and abroad. In 2008 and 2009, the Group made additional capital contributions related to its 25% interest in Volaris in the amount of U.S.$12 million (Ps.125,856) and U.S.$5 million (Ps.69,000), respectively (see Note 16).

(d)
Held-to-maturity securities represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. During the year ended December 31, 2008, the Group recognized a write-down of Ps.405,111 on a held-to-maturity debt security reducing the carrying amount of this security to zero.

(e)	In the second half of 2009, the Group invested an aggregate amount of U.S.$180 million in a telecom and media open-ended fund.
The Group recognized equity in comprehensive loss of affiliates for the years ended December 31, 2007, 2008 and 2009, as follows:

	2007		2008		2009
Equity in losses of affiliates, net	Ps.	(749,299)	Ps.	(1,049,934)	Ps.	(715,327)
Equity in other comprehensive income (loss) of affiliates:
Foreign currency translation adjustments, net		171,297		244,122		(29,319)
Result from holding non-monetary assets, net		2,151		—		—
Gain (loss) on equity accounts, net		5,382		(58,109)		39,525

	Ps.	(570,469)	Ps.	(863,921)	Ps.	(705,121)

6. Property, Plant and Equipment, Net
Property, plant and equipment as of December 31, consisted of:

	2008		2009
Buildings	Ps.	9,364,648	Ps.	9,424,738
Buildings improvements		1,813,972		1,670,084
Technical equipment(1)		34,293,372		38,838,481
Satellite transponders		1,789,890		1,789,890
Furniture and fixtures		849,074		836,038
Transportation equipment		1,657,389		1,559,816
Computer equipment(1)		2,480,803		3,089,962
Leasehold improvements		1,168,194		1,383,541

		53,417,342		58,592,550
Accumulated depreciation		(28,551,534)		(32,145,471)

		24,865,808		26,447,079
Land		4,867,621		4,648,171
Construction in progress		1,064,969		1,976,214

	Ps.	30,798,398	Ps.	33,071,464

(1)	In 2009, includes technical and computer equipment in connection with the consolidation of TVI, which began on October 1, 2009 (see Note 2).
Depreciation charged to income in 2007, 2008 and 2009 was Ps.2,793,310, Ps.3,867,182 and Ps.4,390,339, respectively.
Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”, formerly PanAmSat Corporation) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). As of December 31, 2008 and 2009, satellite transponders, net of accumulated depreciation, amounted to Ps.795,506 and Ps.676,180, respectively.
7. Intangible Assets and Deferred Charges, Net
The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2008						2009
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	6,288,658					Ps.	3,133,802
Publishing and TVI trademarks						785,468						1,264,555
Television network concession						650,603						650,603
Cablemás concession						–						1,052,190
TVI concession (see Note 2)						262,925						262,925
Telecom concession (see Note 2)						783,290						778,970
Sky concession						96,042						96,042
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,456,410	Ps.	(822,708)		633,702	Ps.	1,601,562	Ps.	(755,706)		845,856
Subscriber lists (see Note 2)		1,206,278		(687,103)		519,175		2,351,177		(884,900)		1,466,277
Other intangible assets		622,680		(97,752)		524,928		760,021		(108,092)		651,929
Deferred financing costs (see Note 8)		1,213,559		(324,567)		888,992		1,403,430		(387,715)		1,015,715

	Ps.	4,498,927	Ps.	(1,932,130)	Ps.	11,433,783	Ps.	6,116,190	Ps.	(2,136,413)	Ps.	11,218,864

Amortization of intangible assets with finite lives and deferred financing costs charged to income in 2007, 2008 and 2009, was Ps.478,063, Ps.503,560 and Ps.603,606, respectively, of which Ps.48,303, Ps.58,724 and Ps.64,356 in 2007, 2008 and 2009, respectively, was recorded as interest expense (see Note 18) and Ps.903 in 2008, was recorded as other expense in connection with the extinguishment of long-term debt (see Note 17).

The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2009, were as follows:

					Foreign
	Balance as of				Currency				Impairment		Balance as of
	December 31,				Translation		Adjustments/		Adjustments		December 31,
	2008		Acquisitions		Adjustments		Reclassifications		(see Note 17)		2009
Goodwill:
Television Broadcasting	Ps.	482,731	Ps.	—	Ps.	—	Ps.	—	Ps.	(184,055)	Ps.	298,676
Cable and Telecom		4,259,514		—		—		(2,167,533)		(752,438)		1,339,543
Publishing Distribution		693,554		—		(1,517)		(48,757)		(26,113)		617,167
Other Businesses		39,406		24,077		—		—		—		63,483
Equity-method investees (See Note 5)		813,453		—		—		1,480		—		814,933

	Ps.	6,288,658	Ps.	24,077	Ps.	(1,517)	Ps.	(2,214,810)	Ps.	(962,606)	Ps.	3,133,802

Trademarks (see Note 2):
Publishing	Ps.	663,057	Ps.	48,232	Ps.	(8,093)	Ps.	—	Ps.	(197,488)	Ps.	505,708
Telecom		33,059		—		—		636,436		—		669,495
TVI		89,352		—		—		—		—		89,352

	Ps.	785,468	Ps.	48,232	Ps.	(8,093)	Ps.	636,436	Ps.	(197,488)	Ps.	1,264,555

8. Long-term Debt and Capital Lease Obligations
Long-term debt and capital lease obligations outstanding as of December 31, were as follows:

	2008		2009
U.S. Dollar debt:
8% Senior Notes due 2011 (1)	Ps.	995,802	Ps.	941,119
6% Senior Notes due 2018 (1)		6,920,000		6,540,000
6.625% Senior Notes due 2025 (1)		8,304,000		7,848,000
8.50% Senior Notes due 2032 (1)		4,152,000		3,924,000
6.625% Senior Notes due 2040 (1)		—		7,848,000
9.375% Senior Guaranteed Notes due 2015 (Cablemás) (2)		2,417,848		2,285,076
Bank loan facility (Empresas Cablevisión) (3)		3,114,000		2,943,000
Bank loan facility (Cablemás) (3)		692,000		654,000
Other (4)		1,142,826		33,015

Total U.S. Dollar debt		27,738,476		33,016,210

Mexican Peso debt:
8.49% Senior Notes due 2037 (1)		4,500,000		4,500,000
Bank loans (5)		3,162,460		2,400,000
Bank loans (Sky) (6)		3,500,000		3,500,000

Total Mexican Peso debt		11,162,460		10,400,000

Total long-term debt		38,900,936		43,416,210
Less: Current portion		2,270,353		1,433,015

Long-term debt, net of current portion	Ps.	36,630,583	Ps.	41,983,195

Capital lease obligations:
Satellite transponder lease obligation (7)	Ps.	1,311,663	Ps.	1,108,451
Other (8)		62,128		293,282

Total capital lease obligations		1,373,791		1,401,733
Less: Current portion		151,628		235,271

Capital lease obligations, net of current portion	Ps.	1,222,163	Ps.	1,166,462

(1)
These Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000 and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018, 2032 and 2040 were priced at 98.793%, 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 8.179%, 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(2)
These U.S.$174.7 million Senior Guaranteed Notes are unsecured obligations of Cablemás and its restricted subsidiaries and are guaranteed by such restricted subsidiaries, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Cablemás and its restricted subsidiaries, and are junior in right of payment to all of the existing and future secured indebtedness of Cablemás and its restricted subsidiaries to the extent of the value of the assets securing such indebtedness, interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, is 9.858%, and is payable semi-annually. Cablemás may redeem these Senior Notes, in whole or in part, before November 15, 2010, at the principal amount plus a premium plus accrued and unpaid interest, and on or after November 15, 2010, at redemption prices plus accrued and unpaid interest. The agreement of these Senior Notes contains covenants relating to Cablemás and its restricted subsidiaries, including covenants with respect to limitations on indebtedness, payments, dividends, investments, sale of assets, and certain mergers and consolidations. In July 2008, Cablemás prepaid a portion of these Senior Notes in the principal amount of U.S.$0.3 million in connection with a tender offer to purchase these Senior Notes at a purchase price of 101% plus related accrued and unpaid interest.

(3)
In December 2007, Empresas Cablevisión and Cablemás entered into a 5-year term loan facilities with a U.S. bank in the aggregate principal amount of U.S.$225 million and U.S.$50 million, respectively, in connection with the financing for the acquisition of Letseb and Bestel USA (see Note 2). Annual interest on these loan facilities is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.475% to 0.800% depending on a leverage ratio. At December 31, 2009, the applicable leverage ratio for Empresas Cablevisión and Cablemás was 0.525% and 0.600%, respectively. Under the terms of the loan facilities, Empresas Cablevisión and its subsidiaries and Cablemás and its subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions.

(4)
Includes Ps.1,107,200 in 2008 in connection with a non-interest bearing promissory note in the principal amount of U.S.$80 million with a maturity in August 2009, which amount was originally recognized by the Group, and guaranteed by the Company, as a long-term liability in connection with the acquisition of Letseb and Bestel USA in December 2007 (see Note 2). In 2008, this liability was replaced under similar terms by a U.S.$80 million non-interest bearing promissory note payable to a foreign financial institution. In March 2009, the Company entered into a purchase agreement with the holder of the promissory note, and acquired such note in the amount of U.S.$78.6 million (Ps.1,206,210). This line item also includes for 2008 and 2009, outstanding balances of notes payable to banks with maturities in 2010, bearing annual interest rates of 1.25 points above LIBOR.

(5)
Includes for 2008 and 2009, outstanding balances of long-term loans in the principal amount of Ps.3,162,460 and Ps.2,400,000, respectively, in connection with certain credit agreement entered into by the Company with a Mexican bank, with maturities from 2010 through 2012. Interest on this loan is 10.350% per annum, and is payable on a monthly basis. Under the terms of these credit agreements, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. This line includes in 2009, outstanding balance of current-term loans with maturities in 2010, for TVI’s incorporation, bearing annual interest rates of 8.35% and the Mexican Interbank Interest Rate (“TIIE”) plus 1.50% and 2.20%, payable on a monthly basis.

(6)
The balance in 2008 and 2009 includes two long-term loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500,000 with a maturity in 2016. This Sky long-term indebtedness is guaranteed by the Company and includes a Ps.2,100,000 loan with an annual interest rate of 8.74% and a Ps.1,400,000 loan with an annual interest rate of 8.98% through March and April 2009, respectively, and the TIIE plus 24 basis points for the remaining period through maturity. Interest on these two long-term loans is payable on a monthly basis. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(7)
Sky is obligated to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat Corporation (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The service term for IS-9 will end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. The obligations of Sky under the IS-9 agreement are proportionately guaranteed by the Company and the other Sky equity owners in relation to their respective ownership interests (see Notes 6 and 11).

(8)	Includes minimum lease payments of property and equipment under leases that qualify as capital leases. The capital leases have terms which expire at various dates through 2010 to 2022.

In September 2008, Sky prepaid all of its outstanding Senior Notes due 2013, in the principal amount of U.S.$11.3 million. The total aggregate amount paid by Sky in connection with this prepayment was U.S.$12.6 million, including related accrued interest and a premium of 4.6875%.
In May 2009, the Company repaid a bank loan at its maturity in the principal amount of Ps.1,162,460.
Maturities of Debt and Capital Lease Obligations
Debt maturities for the years subsequent to December 31, 2009, are as follows:

2010	Ps.	1,433,015
2011		941,119
2012		4,597,000
2013		—
2014		—
Thereafter		36,445,076

	Ps.	43,416,210

Future minimum payments under capital lease obligations for the years subsequent to December 31, 2009, are as follows:

2010	Ps.	372,150
2011		340,298
2012		332,955
2013		299,663
2014		287,633
Thereafter		233,010

		1,865,709
Less: amount representing interest		463,976

	Ps.	1,401,733

9. Financial Instruments
The Group’s financial instruments recorded in the balance sheet include cash and cash equivalents, temporary investments, accounts and notes receivable, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.
The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 8) was estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option, interest rate swap and share put option agreements was based on quotes obtained from financial institutions.

The carrying and estimated fair values of the Group’s non-derivative financial instruments at December 31, were as follows:

	2008				2009
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	8,321,286	Ps.	8,321,286	Ps.	8,902,346	Ps.	8,902,346
Held-to-maturity debt securities (see Note 5)		809,115		755,997		1,169,611		1,196,146
Available-for-sale investments (see Note 5)		—		—		2,826,457		2,826,457
Liabilities:
Senior Notes due 2011, 2018, 2025, 2032 and 2040	Ps.	20,371,802	Ps.	17,713,899	Ps.	27,101,119	Ps.	27,841,242
Senior Notes due 2037		4,500,000		4,129,740		4,500,000		4,055,580
Senior Guaranteed Notes due 2015 (Cablemás)		2,417,848		2,070,282		2,285,076		2,494,549
Long-term notes payable to Mexican banks		6,662,460		6,846,264		5,900,000		6,135,443
Bank loan facility (Empresas Cablevisión)		3,114,000		2,658,286		2,943,000		2,601,257
Bank loan facility (Cablemás)		692,000		593,439		654,000		572,123
The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments at December 31, were as follows:
2008:

				Notional Amounts
Derivative Financial Instruments	Carrying Values			(U.S. Dollars in Thousands)	Maturity Dates
Assets:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swaps (f)	Ps.	3,472		Ps.1,400,000	April 2016
Cablemás forward and cross-currency swaps (a)		1,464,295		U.S.$175,000/ Ps.1,880,375 and U.S.$175,000/ Ps.1,914,850	November 2015
Cross-currency interest rate swaps (b)		78,904		U.S.$889,736/ Ps.9,897,573	March 2009 and March 2010
Credit default swaps (c)		7,913		U.S.$24,500	October and December 2009
Derivatives recorded as accounting hedges:
Cash flow hedges:
Empresas Cablevisión’s cross-currency swaps (d)		668,945		U.S.$225,000/ Ps.2,435,040	December 2012
Cablemás cross-currency swap (e)		139,619		U.S.$50,000/ Ps.541,275	December 2012

Total assets	Ps.	2,363,148	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Cablemás forward and swaption (a)	Ps.	600,819		U.S.$175,000/Ps.1,914,850	November 2015
Cross-currency interest rate swaps (b)		3,831		U.S.$690,000/ Ps.7,735,198	March 2010

Total liabilities	Ps.	604,650

2009:

				Notional Amounts
Derivative Financial Instruments	Carrying Values			(U.S. Dollars in Thousands)	Maturity Dates
Assets:
Derivatives not recorded as accounting hedges:
Cablemás forward (h)	Ps.	1,577		U.S.$13,000/ Ps.170,908	January, February and March 2010
Cablemás forward and cross-currency swaps (a)		1,001,055		U.S.$175,000/ Ps.1,880,375 and U.S.$175,000/ Ps.1,914,850	November 2015
Cross-currency interest rate swaps (b)		5,141		U.S.$200,000/ Ps.2,165,550	March 2010
Derivatives recorded as accounting hedges:
Cash flow hedges:
Empresas Cablevisión’s cross-currency swaps (d)		419,974		U.S.$225,000/ Ps.2,435,040	December 2012
Cablemás cross-currency swap (e)		91,804		U.S.$50,000/ Ps.541,275	December 2012
Cross-currency interest rate swaps (b)		25,845		U.S.$1,650,000/ Ps.21,240,300	March and May 2011

Total assets	Ps.	1,545,396	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Cablemás forward and swaption (a)	Ps.	486,228		U.S.$175,000/Ps.1,914,850	November 2015
Sky’s interest rate swaps (f)		26,410		Ps.1,400,000	April 2016
Cablemás embedded derivatives (g)		10,990		U.S.$7,176	December 2010 to February 2018

Total liabilities	Ps.	523,628

(1)
Includes short-term derivative financial instruments of Ps.46,588 and Ps.6,718 in 2008 and 2009, respectively, which were included in other accounts and notes receivables, net in the consolidated balance sheet.

(a)
In 2005, 2006 and 2007, Cablemás entered into forward, interest-only cross-currency swaps and swaption agreements, as amended, with a U.S. financial institution to hedge U.S.$175 million of its U.S. Dollar foreign exchange and interest rate exposure related to its Senior Guaranteed Notes due 2015. Under these transactions, (i) in 2015, Cablemás will receive and make payments in the aggregate notional amounts of U.S.$175 million and Ps.1,880,375, respectively; (ii) Cablemás makes semi-annual payments calculated based on a notional amount of U.S.$175 million at an annual rate of 2.88%; (iii) Cablemás receives semi-annual payments calculated based on the aggregate notional amount of U.S.$175 million at an annual rate of 9.375%, and Cablemás makes monthly payments calculated based on an aggregate notional amount of Ps.1,914,850 at an annual rate of 9.07% through December 2010 if the option of a related swaption agreement is exercised by the counterparty, and through 2015 if such option is not exercised; and (iv) if the counterparty exercises an option under a related swaption agreement, Cablemás would receive monthly payments based on the aggregate notional amount of Ps.1,914,850 at an annual rate of 7.57%, and Cablemás would make monthly payments calculated based on the same notional amount at an annual interest rate of a 28-day TIIE (Mexican Interbank Interest Rate). The Group recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss). In February 2010, Cablemás cancelled the forward and interest-only cross-currency swaps agreements and entered into a full cross currency swap and an interest rate swap agreements with a foreign financial institution to hedge U.S.$175 million of its U.S. Dollar foreign exchange and interest rate exposure related to its Senior Guaranteed Notes due 2015. Under these transactions, (i) in 2015, Cablemás will receive and make payments in the aggregate notional amounts of U.S.$175 million and Ps.1,880,375, respectively; (ii) Cablemás makes monthly payments calculated based on an aggregate notional amount of Ps.1,880,375 at an annual rate of TIIE plus 182.3 basis points, and Cablemás receives semi-annual payments calculated based on an aggregate notional amount of $175 million at an annual rate of 6.445%; (iii) Cablemás receives monthly payments calculated based on the aggregate notional amount of Ps.1,880,375 at an annual rate of TIIE plus 182.3 basis points, and Cablemás makes monthly payments calculated based on an aggregate notional amount of Ps.1,914,850 at an annual rate of 9.172% through December 2010 if the option of a related swaption agreement is exercised by the counterparty, and through 2015 if such option is not exercised; and (iv) if the counterparty exercises an option under a related swaption agreement, Cablemás would receive monthly payments based on the aggregate notional amount of Ps.1,914,850 at an annual rate of 7.57%, and Cablemás would make monthly payments calculated based on the same notional amount at an annual interest rate of a 28-day TIIE.

(b)
In order to reduce the adverse effects of exchange rates on the Senior Notes due 2011, 2018, 2025, 2032 and 2040, during 2004, 2005 and 2009, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican Peso depreciation on interest payments to be made in 2009, 2010 and 2011. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$889.7 million and U.S.$1,850 million as of December 31, 2008 and 2009, respectively, at an average annual rate of 7.37% and 6.76%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of Ps.9,897,573 and Ps.23,405,850 as of December 31, 2008 and 2009, respectively, at an average annual rate of 8.28% and 7.03%, respectively, without an exchange of the notional amount upon which the payments are based. As a result of the change in fair value of these transactions, in the years ended December 31, 2007, 2008 and 2009, the Company recorded a gain (loss) of Ps.1,440, Ps.96,878 and Ps.(25,280), respectively, relating to the interest rate swaps not recorded as accounting hedges, in the integral cost of financing (foreign exchange gain or loss), and in the year ended December 31, 2009, the Company recorded a gain of Ps.25,845 relating to the interest rate swaps recorded as accounting hedges, in consolidated stockholders’ equity as accumulated other comprehensive income or loss attributable to the controlling interest. In November 2005, the Group entered into option contracts that allow the counterparty to extend the maturity of the swap agreements for one additional year on the notional amount of U.S.$890 million. In January 2008, the Group terminated part of these option contracts early for a notional amount of U.S.$200 million, with no significant additional gain or loss. In March 2009, the Group terminated the remaining option contracts early for a notional amount of U.S.$690 million, with no significant additional gain or loss.

(c)
The Group entered into credit default swap agreements to hedge the unfavorable effect of credit risk associated with certain long-term investments with a maturity in October 2011 and January 2012 for a notional amount of U.S.$20 million and U.S.$4.5 million, respectively. These agreements expired during the fourth quarter of 2009.

(d)
In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Empresas Cablevisión receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 42.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.3650%, and principal amount payments in Mexican Pesos. At the final exchange, Empresas Cablevisión will receive a principal amount of U.S.$225 million, in exchange for Ps.2,435,040. At December 31, 2008 and 2009, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded the change in fair value as a gain of Ps.649,548 and Ps.400,577, respectively, together with an unrealized foreign exchange loss of Ps.656,505 and Ps.485,505, respectively, related to the long-term debt, in consolidated stockholders’ equity as accumulated other comprehensive income or loss.

(e)
In December 2007, in connection with the issuance of its U.S.$50 million long-term debt, Cablemás entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Cablemás receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 52.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.51%, and principal amount payments in Mexican Pesos. At the final exchange, Cablemás will receive a principal amount of U.S.$50 million, in exchange for Ps.541,275. At December 31, 2008 and 2009, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded the change in fair value as a gain of Ps.169,893 and Ps.122,421, respectively, together with an unrealized foreign exchange loss of Ps.173,360 and Ps.138,670, respectively, related to the long-term debt, in consolidated stockholders’ equity as accumulated other comprehensive income or loss.

(f)
In February 2004, Sky entered into coupon swap agreements to hedge U.S.$.300 million of its U.S. dollar foreign exchange exposure related to its Senior Notes due 2013. Under these transactions, Sky received semi-annual payments calculated based on the aggregate notional amount of U.S.$11.3 million at an annual rate of 9.375%, and Sky made monthly payments calculated based on an aggregate notional amount of Ps.123,047 at an annual rate of 10.25%. These transactions were terminated in September 2008. Sky recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange loss). In December 2006, Sky entered into a derivative transaction agreement from April 2009 through April 2016 to hedge the variable interest rate exposure resulting from a Mexican Peso loan of a total principal amount of Ps.1,400,000. Under this transaction, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. The Group recorded the change in fair value of this transaction in the consolidated integral cost of financing (interest expense).

(g)
Certain Cablemás office lease agreements include embedded derivatives identified as forwards for obligations denominated in U.S. Dollars. The Group recognizes changes in related fair value as foreign exchange gain or loss in the integral cost of financing.

(h)
As of December 31, 2009, Cablemás had foreign currency contracts with an aggregate notional amount of U.S.$13 million to exchange U.S. Dollars for Mexican Pesos at an average rate of Ps.13.15 per U.S. Dollar in connection with 2010 cash flow requirements.

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
Retirement and termination benefits are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for 2007, 2008 and 2009. The Group used a 9.3%, 20.4% and 14.2% return on assets rate for 2007, 2008 and 2009, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2008 and 2009, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.
The reconciliation between defined benefit obligations and net projected (liability) asset as of December 31, as follows:

	2008				Seniority		Severance		2009
	Total		Pensions		Premiums		Indemnities		Total
Vested benefit obligations	Ps.	97,551	Ps.	114,771	Ps.	276	Ps.	—	Ps.	115,047
Unvested benefit obligations		1,744,917		1,045,597		266,834		557,251		1,869,682

Defined benefit obligations		1,842,468		1,160,368		267,110		557,251		1,984,729
Fair value of plan assets		1,404,589		1,249,707		499,922		—		1,749,629

Status of the plans		(437,879)		89,339		232,812		(557,251)		(235,100)
Unrecognized prior service cost for transition liability		156,120		71,150		36,686		5,762		113,598
Unrecognized prior service cost for plan amendments		49,072		124,849		(63,459)		655		62,045
Net actuarial (gain) loss		(119,703)		(304,281)		8,517		8,231		(287,533)

Net projected (liability) asset in the consolidated balance sheet	Ps.	(352,390)	Ps.	(18,943)	Ps.	214,556	Ps.	(542,603)	Ps.	(346,990)

As of December 31, 2008 and 2009, items subject to amortization for retirement and termination benefits are to be amortized over periods of 3 to 22 years and 2 to 3 years, respectively.
The components of net periodic pension, seniority premium and severance indemnities cost (income) for the years ended December 31, 2007, 2008 and 2009 consist of the following:

	2007		2008		2009
Service cost	Ps.	97,878	Ps.	115,598	Ps.	125,269
Interest cost		55,804		124,719		139,505
Prior service cost		—		3,947		1,583
Expected return on plan assets		(168,141)		(321,805)		(192,372)
Net amortization and deferral		(9,280)		83,008		(15,789)

Net (income) cost	Ps.	(23,739)	Ps.	5,467	Ps.	58,196

The Group’s defined benefit obligations, plan assets, funded status and balance sheet balances as of December 31, 2008 and 2009 associated with retirement and termination benefits, are presented as follows:

	2008				Seniority		Severance		2009
	Total		Pensions		Premiums		Indemnities		Total
Defined benefit obligations
Beginning of year	Ps.	1,547,809	Ps.	1,098,111	Ps.	274,043	Ps.	470,314	Ps.	1,842,468
Service cost		115,598		61,937		25,480		37,852		125,269
Interest cost		124,719		86,368		20,839		32,298		139,505
Actuarial (gain) loss		(153,921)		(65,711)		(39,380)		14,235		(90,856)
Transition liability		142,581		—		—		—		—
Benefit paid		(43,550)		(20,337)		(16,805)		(13,136)		(50,278)
Acquisition of companies		109,232		—		2,933		15,688		18,621

End of year		1,842,468		1,160,368		267,110		557,251		1,984,729

Fair value of plan assets
Beginning of year		1,628,730		1,024,239		380,350		—		1,404,589
Actuarial return on plan assets		321,805		136,104		56,268		—		192,372
Actuarial (gain) loss		(516,813)		109,577		69,579		—		179,156
Contributions		8,346		—		7,499		—		7,499
Benefits paid		(37,479)		(20,213)		(13,774)		—		(33,987)

End of year		1,404,589		1,249,707		499,922		—		1,749,629

(Over) under funded status of the plans	Ps.	(437,879)	Ps.	89,339	Ps.	232,812	Ps.	(557,251)	Ps.	(235,100)

The weighted average asset allocation by asset category as of December 31 was as follows:

	2008	2009

Equity Securities (1)	62.6%	46.0%
Fixed rate instruments	37.4%	54.0%

Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2008 and 2009 are shares of the Group held by the trust with a fair value of Ps.879,029 and Ps.779,920, respectively.
The changes in the net projected liability (asset) as of December 31, are as follows:

	2008				Seniority		Severance		2009
	Total		Pensions		Premiums		Indemnities		Total
Beginning net projected liability (asset)	Ps.	314,921	Ps.	(18,751)	Ps.	(92,098)	Ps.	463,239	Ps.	352,390
Net periodic cost (income)		5,467		37,817		(114,512)		134,891		58,196
Net actuarial gain		(41,215)		—		—		(49,765)		(49,765)
Contributions		(8,346)		—		(7,499)		—		(7,499)
Benefits paid		(6,071)		(123)		(3,033)		(13,136)		(16,292)
Acquisition of companies		87,634		—		2,586		7,374		9,960

End net projected liability (asset)	Ps.	352,390	Ps.	18,943	Ps.	(214,556)	Ps.	542,603	Ps.	346,990

The retirement and termination benefits at December 31, and actuarial adjustments for the year ended December 31, are summarized as follows:

	2005		2006		2007		2008		2009
Pensions
Defined benefit obligations	Ps.	769,913	Ps.	834,123	Ps.	872,167	Ps.	1,098,111	Ps.	1,160,368
Plan assets		1,053,033		1,254,603		1,153,205		1,024,239		1,249,707
Status of the plans		283,120		420,480		281,038		(73,872)		89,339
Actuarial adjustments (1)		(510,763)		(644,624)		(435,665)		(134,388)		(304,281)
Seniority Premiums
Defined benefit obligations	Ps.	271,299	Ps.	270,088	Ps.	261,941	Ps.	274,043	Ps.	267,110
Plan assets		486,482		548,355		475,525		380,350		499,922
Status of the plans		215,183		278,267		213,584		106,307		232,812
Actuarial adjustments (1)		(9,027)		(92,444)		(7,569)		9,533		8,517
Severance Indemnities
Defined benefit obligations	Ps.	314,215	Ps.	370,379	Ps.	413,701	Ps.	470,314	Ps.	557,251
Plan assets		—		—		—		—		—
Status of the plans		(314,215)		(370,379)		(413,701)		(470,314)		(557,251)
Actuarial adjustments (1)		—		14,129		(25,682)		5,152		8,231

(1)	On defined benefit obligations and plan assets.
11. Commitments and Contingencies
At December 31, 2009, the Group had commitments in an aggregate amount of Ps.321,642, of which Ps.159,864 were commitments related to gaming operations, Ps.8,375 were commitments to acquire television technical equipment, Ps.133,268 were commitments for the acquisition of software and related services, and Ps.20,135 were construction commitments for building improvements and technical facilities.
At December 31, 2009, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for DTH television services described below):

	Thousands of
	U.S. Dollars
2010	U.S.$	11,026
2011		9,456
2012		6,467
2013		2,760
2014 and thereafter		6,226

	U.S.$	35,935

The Group has guaranteed 58.7% of Sky’s minimum commitments for use of satellite transponders over a period ending in 2015. This guarantee is estimated to be in the aggregate amount of approximately U.S.$68.9 million (undiscounted) as of December 31, 2009 (see Notes 8 and 9).
The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected in the December 31, 2009 balance sheet as long-term debt (see Note 8).
The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047. As of December 31, 2009, non-cancellable annual lease commitments (undiscounted) are as follows:

2010	Ps.	208,758
2011		154,519
2012		145,153
2013		44,203
2014		10,187
Thereafter		154,502

	Ps.	717,322

At December 31, 2009, the Group had commitments of capital contributions to be made in 2010 related to its 40.5% equity interest in La Sexta in the amount of €21.5 million (Ps.403,015). In the first half of 2010, the Group made loans to La Sexta in connection with these commitments in the aggregate amount of €21.5 million (Ps.364,605) (see Note 5).
In November 2007, Sky and Sky Brasil Servicos Ltda. (“Sky Brasil”) reached an agreement with Intelsat Corporation, and an affiliate, to build and launch a new 24-transponder satellite (“IS-16”) for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year service life. The IS-16, which was launched in the first quarter of 2010, will provide back up for both platforms, and will also double Sky’s current capacity. The agreement requires Sky to pay a one-time fixed fee in the aggregate amount of U.S.$138.6 million, in two installments: the first one in the amount of U.S.$27.7 million, which was paid in the first quarter of 2010, and the second one in the amount of U.S.$110.9 million, which will be paid in the first quarter of 2011. The agreement also contemplates the payment to be made by Sky of a monthly service fee of U.S.$150,000 to be paid from the start of service date, which was April 1, 2010 through September 2015.
In March 2010, Sky reached an agreement with a subsidiary of Intelsat, S.A. (“Intelsat”) to lease 24 transponders on Intelsat IS-21 satellite, which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 intends to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the fourth quarter of 2012.
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
On February 15, 2010, the Company and NII Holdings, Inc. announced that they signed an agreement under which, among other transactions, the Group will invest U.S.$1,440 million in cash for a 30% equity stake in Comunicaciones Nextel de México, S.A. de C.V. (“Nextel Mexico”). The Company will make an initial investment of U.S.$1,140 million in 2010 and will have the right to make an additional investment in three equal annual installments. The Group’s investment and other transactions contemplated by this agreement are conditioned upon Nextel Mexico and the Group consortium being awarded licenses to use specified amounts of spectrum in the upcoming spectrum auctions in Mexico and other customary closing conditions.
Univision
On January 22, 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa and Univision. The amended PLA, which runs through 2017, includes a simplified royalty calculation and is expected to result in increased payments to the Company, as well as a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$66.5 million for fiscal year 2009, to be provided by Univision, at no cost, for the promotion of the Group’s businesses commencing in 2009. Notwithstanding the foregoing, the Company cannot predict whether future royalty payments will in fact increase.
In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in a District Court Action in Los Angeles, California, with the exception of a counterclaim filed by Univision in October 2006, whereby it sought for a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet (the “Univision Internet Counterclaim”).
The Univision Internet Counterclaim was tried in a non-jury trial before the Hon. Philip S. Gutierrez (the “Judge”) commencing on June 9, 2009. On July 17, 2009, the Judge issued a written decision following trial in favor of Univision. By judgment entered on August 3, 2009, the Judge held: “Under the 2001 PLA between Univision and Televisa, Televisa is prohibited from making Programs, as that term is defined in the PLA, available to viewers in the United States via the Internet.” Televisa filed a notice of appeal of the judgment on August 17, 2009 and filed its opening brief on February 12, 2010. Univision filed its opposition brief to Televisa’s appeal on March 17, 2010 and Televisa filed its reply brief on April 5, 2010. The Court will decide whether to schedule oral arguments and when to render a decision. The Judge’s ruling does not grant Univision the right to distribute Televisa’s content over the Internet, and this decision has no effect on the Group’s current business as the Group does not derive any revenues from the transmission of video content over the Internet in the United States.

The Company cannot predict how the outcome of this litigation will affect the Group’s business relationship with Univision with respect to Internet distribution rights in the United States.
There are various other legal actions and claims pending against the Group incidental to its businesses and operations. In the opinion of the Group’s management, none of these proceedings will have a material adverse effect on the Group’s financial position or results of operations.
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
At December 31, 2009, shares of capital stock and CPOs consisted of (in millions):

	Authorized	Repurchased	Held by a	Held by a
	and	by the	Company’s	Company’s
	Issued (1)	Company (2)	Trust (3)	Subsidiary (3)	Outstanding
Series “A” Shares	119,879.1	(331.9)	(6,843.8)	(1,173.4)	111,530.0
Series “B” Shares	55,995.3	(292.1)	(3,524.2)	(598.4)	51,580.6
Series “D” Shares	85,333.7	(464.7)	(1,889.8)	(919.2)	82,060.0
Series “L” Shares	85,333.7	(464.7)	(1,889.8)	(919.2)	82,060.0

Total shares	346,541.8	(1,553.4)	(14,147.6)	(3,610.2)	327,230.6

Shares in the form of CPOs	285,257.5	(1,553.4)	(6,317.4)	(3,072.6)	274,314.1

CPOs	2,438.1	(13.3)	(53.9)	(26.3)	2,344.6

(1)	As of December 31, 2009, the authorized and issued capital stock amounted to Ps.10,019,859 (nominal Ps.2,368,792).

(2)
In 2007, 2008 and 2009, the Company repurchased 7,861.2 million, 2,698.2 million and 1,553.4 million shares, respectively, in the form of 67.2 million, 23.1 million and 13.3 million CPOs, respectively, in the amount of Ps.4,049,902 Ps.1,112,568 and Ps.705,068, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. In April 2007, 2008 and 2009, the Company’s stockholders approved the cancellation of 8,275.8 million, 7,146.1 million and 1,421.2 million shares of capital stock, respectively, in the form of 70.7 million, 61.1 million and 12.1 million CPOs, respectively, which were repurchased by the Company under this program.

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
At December 31, 2009, the restated tax value of the Company’s common stock was Ps.25,474,063. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).

Stock Purchase Plan
The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant of options to sell up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2009, the Company had assigned approximately 117.4 million CPOs, at market prices, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.
During 2007, 2008 and 2009, approximately 7.8 million CPOs, 2.0 million CPOs, and 0.1 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Plan in the amount of Ps. 123,653, Ps.24,306 and Ps.371, respectively.
Long-Term Retention Plan
The Company adopted a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2008 and 2009, the Company had assigned approximately 76.3 million CPOs and 100.5 million CPOs or CPOs equivalent, respectively, at exercise prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and exercise periods between 2008 and 2012. In 2009 and January 2010, approximately 11.7 million CPOs and 13.7 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Retention Plan in the amounts of Ps.112,009 and Ps.88,652, respectively.
As of December 31, 2009, the designated Retention Plan trust owned approximately 4.7 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be granted at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2013 and 2023.
In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense (see Note 1(r)) by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan		Long Term Retention Plan
Arrangements:
Year of grant	2003	2004	2004	2007	2008	2009
Number of CPOs or CPOs equivalent granted	2,360	32,918	46,784	5,971	24,760	24,857
Contractual life	3-5 years	1-3 years	4-6 years	3-5 years	3 years	3 years
Assumptions:
Dividend yield	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Expected volatility (1)	31.88%	21.81%	22.12%	21.98%	33.00%	31.00%
Risk-free interest rate	9.35%	6.52%	8.99%	7.54%	8.87%	5.00%
Expected life of awards (in years)	4.01 years	2.62 years	4.68 years	3.68 years	2.84 years	2.89 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPOs.
A summary of the stock awards for employees as of December 31, is presented below (in constant Pesos and thousands of CPOs):

	2008		2009
	CPOs or	Weighted-	CPOs or	Weighted-
	CPOs	Average	CPOs	Average
	equivalent	Exercise Price	equivalent	Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	13,316	14.13	10,211	13.96
Granted	134	15.20	—	—
Exercised	(3,112)	13.67	(7,932)	13.16
Forfeited	(127)	10.58	—	—

Outstanding at end of year	10,211	13.96	2,279	11.82

Exercisable at end of year	10,169	13.99	2,279	11.82

Long-Term Retention Plan:
Outstanding at beginning of year	47,654	13.47	64,443	25.04
Granted	24,760	43.55	24,857	34.88
Exercised	(7,041)	10.05	(8,735)	8.56
Forfeited	(930)	9.55	(726)	30.02

Outstanding at end of year	64,443	25.04	79,839	29.75

Exercisable at end of year	9,927	9.55	12,897	6.45

As of December 31, 2009, the weighted-average remaining contractual life of the awards under the Long-term Retention Plan is 1.33 years.

13. Retained Earnings
In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2007, 2008 and 2009. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
In April 2007, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.4,506,492 (nominal Ps.4,384,719), which consisted of nominal Ps.1.45 per CPO and nominal Ps.0.01239316239 per share of Series “A”, “B”, “D” and “L,” not in the form of a CPO, and was paid in cash in May 2007.
In April 2008, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.2,229,973, which consisted of Ps.0.75 per CPO and Ps.0.00641025641 per share of series “A”, “B”, “D” and “L”, not in the form of a CPO, and was paid in cash in May 2008.
In April 2009, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.5,183,020, which consisted of a Ps.1.75 per CPO and Ps.0.014957264957 per share of series “A”, “B”, “D” and “L”, not in the form of a CPO, and was paid in cash in May 2009.
In December 2009, the Company’s stockholders approved the payment of a dividend in the aggregate amount of Ps.3,980,837, which consisted of a Ps.1.35 per CPO and Ps.0.011538461538 per share of series “A”, “B”, “D” and “L”, not in the form of a CPO, and was paid in cash in December 2009.
Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be taxable by multiplying such dividends by a 1.4286 factor and applying to the resulting amount the income tax rate of 30%.
As of December 31, 2009, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.1,222,719. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican Peso loan agreements (see Note 8).
14. Comprehensive Income
Comprehensive income related to the controlling interest for the years ended December 31, 2007, 2008 and 2009, was as follows:

	2007		2008		2009
Net income	Ps.	8,082,463	Ps.	7,803,652	Ps.	6,007,143

Other comprehensive income (loss), net:
Foreign currency translation adjustments, net (1)		204,174		352,726		(154,482)
Result from holding non-monetary assets, net (2)		23,491		—		—
Reclassification adjustment for loss included in net income (3)		565,862		—		—
Unrealized gain on available-for-sale investments, net of income tax		—		—		339,881
Gain (loss) on equity accounts of investees, net (4)		5,382		(58,109)		39,525
Result from hedge derivative contracts, net of income taxes		—		1,955		(7,142)

Total other comprehensive income, net		798,909		296,572		217,782

Comprehensive income	Ps.	8,881,372	Ps.	8,100,224	Ps.	6,224,925

(1)	The amounts for 2008 and 2009 are presented net of income tax provision (benefit) of Ps.148,010 and Ps.(70,914), respectively.

(2)
Represented the difference between specific costs (net replacement cost or Specific Index) of non-monetary assets and the restatement of such assets using the NCPI, net of income tax of Ps.7,523, (see Note 1(a)).

(3)	Related to the disposition of the Group’s available-for-sale investment in Univision (see Note 17).

(4)	Represents gains or losses in other stockholders’ equity accounts of equity investees, as well as other comprehensive income recognized by equity investees.

The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2007, 2008 and 2009, were as follows:

	Gain		Cumulative						Cumulative			Cumulative	Cumulative
	(Loss) on		Result				Result from		Result from			Result from	Effect of		Accumulated
	Equity		from Hedge		Accumulated		Available-		Holding			Foreign	Deferred		Other
	Accounts of		Derivative		Monetary		For-Sale		Non-Monetary			Currency	Income		Comprehensive
	Investees		Contracts		Result		Investments		Assets			Translation	Taxes		(Loss) Income
Balance at January 1, 2007	Ps.	4,230,668	Ps.	—	Ps.	(35,186)	Ps.	(565,862)	Ps.	(2,660,807)	Ps.	(1,552,753)	Ps.	(3,224,437)	Ps.	(3,808,377)
Current year change		5,382		—		—		565,862		23,491		204,174		—		798,909

Balance at December 31, 2007		4,236,050		—		(35,186)		—		(2,637,316)		(1,348,579)		(3,224,437)		(3,009,468)
Reclassifications to retained earnings		—		—		35,186		—		2,637,316		—		3,224,437		5,896,939
Current year change		(58,109)		1,955		—				—		352,726		—		296,572

Balance at December 31, 2008		4,177,941		1,955		—		—		—		(995,853)		—		3,184,043
Current year change		39,525		(7,142)		—		339,881		—		(154,482)		—		217,782

Balance at December 31, 2009	Ps.	4,217,466	Ps.	(5,187)	Ps.	—	Ps.	339,881	Ps.	—	Ps.	(1,150,335)	Ps.	—	Ps.	3,401,825

Cumulative result from holding non-monetary assets as of December 31, 2007 was net of a deferred income tax benefit of Ps. 382,891.
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
15. Noncontrolling Interest
Noncontrolling interest at December 31, consisted of:

	2008		2009
Capital stock (1) (2)	Ps.	2,294,678	Ps.	2,158,701
Additional paid-in capital (1)		1,082,001		2,740,712
Legal reserve		99,622		140,259
Retained earnings from prior years (2)		865,486		675,751
Net income for the year		927,005		575,554
Other comprehensive income:
Cumulative result from hedge derivative contracts, net of income taxes		1,295		(23,546)
Cumulative result from foreign currency translation		12,260		4,926
Other		(49,513)		29,995

	Ps.	5,232,834	Ps.	6,302,352

(1)
In June 2009, the stockholders of Empresas Cablevisión made a capital contribution in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,699,652, of which Ps.1,811,800 was contributed by the noncontrolling interest.

(2)	Effective October 1, 2009, the Group began to consolidate the assets and liabilities of TVI (see Note 2).

16. Transactions with Related Parties
The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2007		2008		2009
Revenues:
Programming production and transmission rights (a)	Ps.	98,836	Ps.	69,911	Ps.	14,482
Administrative services (b)		65,586		80,297		39,425
Advertising (c)		80,122		60,647		54,026

	Ps.	244,544	Ps.	210,855	Ps.	107,933

Costs:
Donations	Ps.	98,029	Ps.	72,617	Ps.	107,842
Administrative services (b)		30,101		16,577		27,750
Technical services (d)		74,015		93,321		103,909
Other		189,699		13,478		47,897

	Ps.	391,844	Ps.	195,993	Ps.	287,398

(a)	Services rendered to Endemol in 2007 and other affiliates in 2007, 2008 and 2009.

(b)
The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(c)	Advertising services rendered to OCEN and Volaris in 2007, 2008 and 2009.

(d)	In 2007, 2008 and 2009, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.
Other transactions with related parties carried out by the Group in the normal course of business include the following:
(1)
A consulting firm owned by a relative of one of the Group’s directors, which has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2007, 2008 and 2009 amounted to Ps.20,816, Ps.20,811 and Ps.21,215, respectively.

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

(5)
During 2007, 2008 and 2009, a professional services firm in which a current director of the Company maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.21,831, Ps.15,550 and Ps.13,459, respectively.

(6)
A television production company, indirectly controlled by a company where a member of the board and executive of the Company is a stockholder, provided production services to the Group in 2007 and 2008, in the amount of Ps.153,364 and Ps.973, respectively.

(7)
During 2007, 2008 and 2009 the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps.49,614, Ps.8,731 and Ps.723, respectively.

(8)
During 2007, 2008 and 2009, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.189,852, Ps.234,296 and Ps.233,707, respectively.

(9)
During 2009, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.13,854.

All significant account balances included in amounts due from affiliates bear interest. In 2007, 2008 and 2009, average interest rates of 7.7%, 8.2% and 6.0% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
Customer deposits and advances as of December 31, 2008 and 2009, included deposits and advances from affiliates and other related parties, which were primarily made by OCEN, Editorial Clío, Libros y Videos, S.A. de C.V., and Volaris, in an aggregate amount of Ps.76,207 and Ps.29,666, respectively.
17. Other Expense, Net
Other expense for the years ended December 31, is analyzed as follows:

	2007		2008		2009
Loss (gain) on disposition of investments, net (see Note 2) (1)	Ps.	669,473	Ps.	12,931	Ps.	(90,565)
Donations (see Note 16)		150,224		78,856		133,325
Financial advisory and professional services (2)		191,495		21,532		188,825
Employees’ profit sharing (3)		20,821		27,345		37,033
Loss on disposition of fixed assets		37,989		45,394		233,540
Impairment adjustments (4)		493,693		609,595		1,160,094
Termination fee income for the cancellation of a call option (see Note 5)		(462,083)		—		—
Other (income) expense, net (5)		(148,260)		156,486		102,594

	Ps.	953,352	Ps.	952,139	Ps.	1,764,846

(1)
In 2007, includes Ps.565,862 related to a reclassification of comprehensive loss recognized in other expense in connection with the disposition of the Group’s available for sale investment in Univision (see Note 14).

(2)
Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters, net in 2008 of Ps.284,472 related to certain payments from Univision that had previously been recorded by the Group as customer deposits and advances (Ps.236,032) as well as a settlement amount of U.S.$3.5 million (Ps.48,440) paid by Univision to the Company (see Notes 2, 11 and 16).

(3)
The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employees’ profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

(4)
During 2007, 2008 and 2009, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment, as well as goodwill of certain businesses of its Television Broadcasting and Cable and Telecom segments. As a result of such testing, impairment adjustments were made to goodwill in 2007, and trademarks and goodwill in 2008 and 2009. (see Note 7).

(5)
In 2007, includes primarily a cancellation of a provision for certain contingencies in connection with the acquisition of exclusivity rights of certain soccer players from foreign entities (see Note 11).

18. Integral Cost of Financing, Net
Integral cost of financing for the years ended December 31, consisted of:

	2007		2008		2009
Interest expense (1)	Ps.	2,176,998	Ps.	2,816,369	Ps.	3,136,411
Interest income		(1,844,653)		(1,299,789)		(1,053,411)
Foreign exchange (gain) loss, net (2)		(215,897)		(685,698)		890,254
Loss from monetary position (3)		293,766		—		—

	Ps.	410,214	Ps.	830,882	Ps.	2,973,254

(1)
Interest expense in 2007, includes Ps.13,034, derived from the UDI index restatement of Company’s UDI-denominated debt securities, and a net loss from related derivative contracts of Ps.1,741 and Ps.123,242, in 2008 and 2009, respectively (see Notes 8 and 9).

(2)
Includes in 2007, 2008 and 2009, a net (gain) loss from foreign currency derivative contracts of Ps.(39,087), Ps.(889,562) and Ps.529,621, respectively. A foreign exchange loss in 2007 of Ps.211,520, related to the hedge for the Group’s net investment in Univision, was recognized in 2007 in consolidated income as other expense, net (see Notes 1(c) and 14).

(3)
The gain or loss from monetary position represented the effects of inflation, as measured by the NCPI in the case of Mexican companies, or the general inflation index of each country in the case of foreign subsidiaries, on the monetary assets and liabilities at the beginning of each month. It also includes monetary loss in 2007 of Ps.135,548, arising from temporary differences of non-monetary items in calculating deferred income tax (see Notes 1(a) and 19).

19. Income Taxes
The Company is authorized by the Mexican tax authorities to compute its income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
The Mexican corporate income tax rate in 2007, 2008 and 2009 was 28%. In accordance with current Mexican Income Tax Law, the corporate income tax rate will be 30% in 2010, 2011 and 2012, and 29% and 28% in 2013 and 2014, respectively.
In October 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. The asset tax was computed on a fully consolidated basis through December 31, 2007. In general, Mexican companies are subject to paying the greater of the IETU or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter. Although the IETU is defined as a minimum tax it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2007, 2008 and 2009, this tax law change did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay this tax in the near future on a tax consolidated basis.
In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate will be increased from 28% to 30% for the years 2010 through 2012, and reduced to 29% and 28% in 2013 and 2014, respectively; and (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; and (iv) taxpayers will have to pay in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004.
The income tax provision for the years ended December 31, 2007, 2008 and 2009 was comprised as follows:

	2007		2008		2009
Income taxes, current	Ps.	3,707,763	Ps.	3,146,339	Ps.	4,040,332
Income taxes, deferred		(358,122)		417,856		(919,588)

	Ps.	3,349,641	Ps.	3,564,195	Ps.	3,120,744

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2007	2008	2009
Statutory income tax rate	28	28	28
Differences in inflation adjustments for tax and book purposes	2	1	—
Unconsolidated income tax	1	1	1
Noncontrolling interest	(4)	—	1
Changes in valuation allowances:
Asset tax	3	(3)	—
Tax loss carryforwards	—	—	1
Goodwill	—	—	2
Foreign operations	(5)	4	(1)
Equity in losses of affiliates, net	2	2	2
Tax losses of subsidiaries, net	—	—	(4)
Flat rate business tax	—	(4)	2

Effective income tax rate	27	29	32

The Group has tax loss carryforwards at December 31, 2009, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries (1)	Ps.	2,990,507	From 2010 to 2019
Non-Mexican subsidiaries (2)		3,184,368	From 2010 to 2029

	Ps.	6,174,875

(1)
During 2007, 2008 and 2009, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.3,438,922, Ps.699,845 and Ps.1,254,029, respectively. In 2007, 2008 and 2009, the carryforwards amounts include the operating tax loss carryforwards related to the noncontrolling interest of Sky.

(2)	Approximately for the equivalent of U.S.$243.5 million related to losses from subsidiaries in Europe, South America and the United States.
In 2007, the asset tax rate decreased from 1.8% to 1.25%. The asset tax was calculated on a fully consolidated basis through December 31, 2007. The asset tax was no longer applied in Mexico beginning in January 1, 2008.
The deferred taxes as of December 31, 2008 and 2009, were principally derived from the following temporary differences:

	2008		2009
Assets:
Accrued liabilities	Ps.	775,913	Ps.	884,255
Goodwill		1,062,680		1,396,040
Tax loss carryforwards		805,779		897,152
Allowance for doubtful accounts		339,977		428,605
Customer advances		802,919		839,012
Other items		269,670		447,936
Liabilities:
Inventories		(259,418)		(379,286)
Property, plant and equipment, net		(1,520,432)		(1,365,307)
Prepaid expenses		(1,539,708)		(1,619,263)
Tax losses of subsidiaries, net (a)		(465,294)		(161,686)

Deferred income taxes of Mexican companies		272,086		1,367,458
Deferred income taxes of foreign subsidiaries		(81,575)		160,462
Asset tax		891,094		925,496
Flat rate business tax		40,095		23,097
Valuation allowances (b)		(3,386,861)		(3,826,622)
Dividends distributed among Group’s entities (a) (c)		—		(548,503)

Deferred income tax liability, net	Ps.	(2,265,161)	Ps.	(1,898,612)

Deferred tax liability current portion (d)	Ps.	—	Ps.	(133,231)
Deferred tax liability long-term		(2,265,161)		(1,765,381)

	Ps.	(2,265,161)	Ps.	(1,898,612)

(a)	In 2009, reflects the effects of income tax payable in connection with the 2010 Mexican Tax reform (see Note 1(t)).

(b)	Reflects valuation allowances of foreign subsidiaries of Ps.627,308 and Ps.607,934 as of December 31, 2008 and 2009, respectively.

(c)	Income tax provision recorded in December 2009 as an adjustment to retained earnings.

(d)	Income tax provision accounted for as taxes payable in the consolidated balance sheet as of December 31, 2009.

A roll forward of the Group’s valuation allowance for 2009 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,433,087)	Ps.	(891,094)	Ps.	(1,062,680)	Ps.	(3,386,861)
Increases		(71,999)		(34,402)		(333,360)		(439,761)

Balance at end of year	Ps.	(1,505,086)	Ps.	(925,496)	Ps.	(1,396,040)	Ps.	(3,826,622)

The change in the deferred income tax liability for the year ended December 31, 2009, representing a credit of Ps.366,549 was recognized as follows:

Charge to the stockholders’ equity	Ps.	548,804
Credit to the provision for deferred income tax		(919,588)
Credit to other expense, net		(3,844)
Initial consolidation of TVI		8,079

	Ps.	(366,549)

20. Earnings per CPO/Share
During the years ended December 31, 2007, 2008 and 2009, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2007	2008	2009
Total Shares	333,652,535	329,579,613	329,304,371
CPOs	2,399,453	2,364,642	2,362,289
Shares not in the form of CPO units:
Series “A” Shares	52,915,849	52,915,849	52,915,849
Series “B” Shares	187	187	187
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239
Earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2007, 2008 and 2009, are presented as follows:

	2007				2008				2009
			Per Each				Per Each				Per Each
			Series “A”, “B”,				Series “A”, “B”,				Series “A”, “B”,
	Per		“D” and “L”		Per		“D” and “L”		Per		“D” and “L”
	CPO		Share		CPO		Share		CPO		Share
Continuing operations	Ps.	2.84	Ps.	0.02	Ps.	2.77	Ps.	0.02	Ps.	2.14	Ps.	0.02
Discontinued operations		—		—		—		—		—		—

Controlling interest net income	Ps.	2.84	Ps.	0.02	Ps.	2.77	Ps.	0.02	Ps.	2.14	Ps.	0.02

21. Foreign Currency Position
The foreign currency position of monetary items of the Group at December 31, 2009, was as follows:

	Foreign
	Currency
	Amounts	Year-End		Mexican
	(Thousands)	Exchange Rate		Pesos
Assets:
U.S. Dollars	2,413,980	Ps.	13.0800	Ps.	31,574,858
Euros	78,148		18.7449		1,464,876
Argentinean Pesos	117,177		3.4421		403,335
Chilean Pesos	21,212,720		0.0257		545,167
Colombian Pesos	16,647,701		0.0063		104,881
Other currencies					146,844
Liabilities:
U.S. Dollars	3,035,255	Ps.	13.0800	Ps.	39,701,135
Euros	21,722		18.7449		407,177
Argentinean Pesos	73,979		3.4421		254,643
Chilean Pesos	25,750,390		0.0257		661,785
Colombian Pesos	17,575,627		0.0063		110,726
Brazilian Reales	36,400		7.4979		272,924
Other currencies					110,002
Transactions incurred during 2009 in foreign currencies were as follows:

			U.S. Dollar
			Equivalent of other
			Foreign Currency		Total
	U.S. Dollar		Transactions		U.S. Dollar		Mexican
	(Thousands)		(Thousands)		(Thousands)		Pesos (1)
Income:
Revenues	U.S.$	582,105	U.S.$	134,262	U.S.$	716,367	Ps.	9,370,080
Other income		70,648		4,116		74,764		977,913
Interest income		61,739		1,033		62,772		821,058

	U.S.$	714,492	U.S.$	139,411	U.S.$	853,903	Ps.	11,169,051

Purchases, costs and expenses:
Purchases of inventories	U.S.$	241,510	U.S.$	26,172	U.S.$	267,682	Ps.	3,501,281
Purchases of property and equipment		254,390		2,512		256,902		3,360,278
Investments		5,248		48,215		53,463		699,296
Costs and expenses		519,947		132,171		652,118		8,529,703
Interest expense		128,939		191		129,130		1,689,020

	U.S.$	1,150,034	U.S.$	209,261	U.S.$	1,359,295	Ps.	17,779,578

Net	U.S.$	(435,542)	U.S.$	(69,850)	U.S.$	(505,392)	Ps.	(6,610,527)

(1)
Income statement amounts translated at the year-end exchange rate of Ps.13.08 are for reference purposes only; does not indicate the actual amounts accounted for in the financial statements (see Note 1(c)).

As of December 31, 2009, the exchange rate was Ps.13.08 per U.S. Dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.
As of June 11, 2010, the exchange rate was Ps.12.7050 per U.S. Dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

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
Cable and Telecom
The Cable and Telecom segment includes the operation of a cable and telecommunication system in the Mexico City metropolitan area (Cablevisión); beginning in December 2007, the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); beginning in June 2008, the operation of cable and telecommunication networks covering 49 cities of Mexico (Cablemás); and beginning in October 2009, the operation of cable and telecommunications networks covering Monterrey and suburban areas (TVI). The cable and telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription (beginning in third quarter of 2007), as well as from local and national advertising sales. The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses
The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, internet, gaming, radio, and publishing distribution (beginning in the third quarter of 2008). The Group’s Publishing Distribution business was presented as a separate reportable segment in 2007, and classified into the Other Businesses segment in 2008, since its operations became no longer significant to the Group’s consolidated financial statements taken as a whole.
The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2007, 2008 and 2009.

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income (Loss)
2007:
Television Broadcasting	Ps.	21,213,175	Ps.	456,133	Ps.	20,757,042	Ps.	10,518,063
Pay Television Networks		1,851,969		487,718		1,364,251		1,150,226
Programming Exports		2,262,137		620		2,261,517		1,032,022
Publishing		3,311,867		16,918		3,294,949		624,360
Sky		8,402,151		80,124		8,322,027		4,037,860
Cable and Telecom		2,611,613		3,063		2,608,550		947,178
Other Businesses		3,039,667		86,477		2,953,190		(237,399)

Segment totals		42,692,579		1,131,053		41,561,526		18,072,310
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,131,053)		(1,131,053)		—		(368,344)
Depreciation and amortization expense		—		—		—		(3,223,070)

Consolidated total	Ps.	41,561,526	Ps.	—	Ps.	41,561,526	Ps.	14,480,896 (1)

2008:
Television Broadcasting	Ps.	21,460,653	Ps.	296,012	Ps.	21,164,641	Ps.	10,504,876
Pay Television Networks		2,212,502		692,388		1,520,114		1,378,152
Programming Exports		2,437,237		26,410		2,410,827		1,076,769
Publishing		3,700,361		14,436		3,685,925		648,626
Sky		9,162,172		8,010		9,154,162		4,416,783
Cable and Telecom		6,623,367		6,271		6,617,096		2,134,813
Other Businesses		3,498,615		79,102		3,419,513		(242,812)

Segment totals		49,094,907		1,122,629		47,972,278		19,917,207
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,122,629)		(1,122,629)		—		(478,285)
Depreciation and amortization expense		—		—		—		(4,311,115)

Consolidated total	Ps.	47,972,278	Ps.	—	Ps.	47,972,278	Ps.	15,127,807 (1)

2009:
Television Broadcasting	Ps.	21,561,636	Ps.	163,054	Ps.	21,398,582	Ps.	10,323,899
Pay Television Networks		2,736,579		795,139		1,941,440		1,660,364
Programming Exports		2,845,918		16,915		2,829,003		1,437,220
Publishing		3,356,056		15,510		3,340,546		190,709
Sky		10,005,216		15,227		9,989,989		4,478,847
Cable and Telecom		9,241,787		65,174		9,176,613		2,971,868
Other Businesses		3,771,444		95,116		3,676,328		(318,201)

Segment totals		53,518,636		1,166,135		52,352,501		20,744,706
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,166,135)		(1,166,135)		—		(658,249)
Depreciation and amortization expense		—		—		—		(4,929,589)

Consolidated total	Ps.	52,352,501	Ps.	—	Ps.	52,352,501	Ps.	15,156,868 (1)

(1)	Consolidated totals represent consolidated operating income.

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
The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2007, 2008 and 2009.

					Additions to
	Segment		Segment		Property,
	Assets		Liabilities		Plant and
	at Year-End		at Year-End		Equipment
2007:
Continuing operations:
Television operations (1)	Ps.	60,211,587	Ps.	26,298,566	Ps.	1,149,261
Publishing		3,012,529		673,078		156,341
Sky		8,893,874		6,178,789		1,338,938
Cable and Telecom		7,806,023		4,706,581		851,379
Other Businesses		6,685,602		1,437,859		419,520

Total	Ps.	86,609,615	Ps.	39,294,873	Ps.	3,915,439

2008:
Continuing operations:
Television operations (1)	Ps.	74,632,445	Ps.	27,221,506	Ps.	1,126,784
Publishing		3,571,663		875,531		82,747
Sky		10,692,386		6,814,814		1,273,819
Cable and Telecom		19,024,327		11,037,061		2,144,334
Other Businesses		5,272,716		1,616,955		563,762

Total	Ps.	113,193,537	Ps.	47,565,867	Ps.	5,191,446

2009:
Continuing operations:
Television operations (1)	Ps.	74,038,118	Ps.	29,299,493	Ps.	1,430,521
Publishing		3,096,383		765,645		19,788
Sky		9,705,015		6,852,274		1,727,163
Cable and Telecom		24,338,625		9,769,453		3,205,784
Other Businesses		5,895,410		1,808,245		271,656

Total	Ps.	117,073,551	Ps.	48,495,110	Ps.	6,654,912

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

Segment assets reconcile to total assets as follows:

	2008		2009
Segment assets	Ps.	113,193,537	Ps.	117,073,551
Investments attributable to:
Television operations (1)		2,086,163		5,171,016
Cable and Telecom		430,699		211,965
Other Businesses		879,292		1,027,066
Goodwill net attributable to:
Television operations		482,697		322,719
Publishing		693,590		617,203
Cable and Telecom		4,280,513		1,339,542
Other Businesses		805,314		805,314

Total assets	Ps.	122,851,805	Ps.	126,568,376

(1)	Includes goodwill attributable to equity investments of Ps.47,544 and Ps.49,024 in 2008 and 2009, respectively.
Equity method loss for the years ended December 31, 2007, 2008 and 2009 attributable to equity investment in television operations, approximated Ps.768,457, Ps.952,347 and Ps.847,339, respectively.
Segment liabilities reconcile to total liabilities as follows:

	2008		2009
Segment liabilities	Ps.	47,565,867	Ps.	48,495,110
Notes payable and long-term debt not attributable to segments		28,034,262		33,601,119

Total liabilities	Ps.	75,600,129	Ps.	82,096,229

Geographical segment information:

					Additions to
	Total		Segment Assets		Property, Plant
	Net Sales		at Year-End		and Equipment
2007:
Mexico	Ps.	36,532,710	Ps.	71,194,036	Ps.	3,779,583
Other countries		5,028,816		15,415,579		135,856

	Ps.	41,561,526	Ps.	86,609,615	Ps.	3,915,439

2008:
Mexico	Ps.	41,176,318	Ps.	91,024,558	Ps.	5,029,480
Other countries		6,795,960		22,168,979		161,966

	Ps.	47,972,278	Ps.	113,193,537	Ps.	5,191,446

2009:
Mexico	Ps.	44,574,144	Ps.	96,678,472	Ps.	6,606,342
Other countries		7,778,357		20,395,079		48,570

	Ps.	52,352,501	Ps.	117,073,551	Ps.	6,654,912

Net sales are attributed to geographical segment based on the location of customers.

23. Differences between Mexican FRS and U.S. GAAP
The Group’s consolidated financial statements are prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and stockholders’ equity as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.
Reconciliation of Net Income

	2007		2008		2009
Controlling interest net income as reported under Mexican FRS	Ps.	8,082,463	Ps.	7,803,652	Ps.	6,007,143

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		92,713		105,205		19,622
(b) Deferred costs, net of amortization		97,672		15,818		—
(c) Deferred debt refinancing costs, net of amortization		31,420		31,574		31,317
(d) Equipment inflation restatement, net of depreciation		(43,042)		—		—
(e) Purchase accounting adjustments:
Amortization of network affiliation agreements		(7,159)		(4,176)		—
Depreciation of fixed assets		(12,118)		(12,118)		(12,118)
Amortization of other assets		(5,006)		(5,006)		(5,006)
Impairment of goodwill for Bay City Television		493,693		427,095		184,055
Impairment of goodwill for Editorial Televisa		—		—		(611,977)
Amortization of subscribers list		(156,268)		(156,268)		(156,268)
(g) Equity method investees:
Cablemás		(25,057)		—		—
(h) Univision investment:
Sale of investment		(298,336)		—		—
(j) Production and film costs		23,895		(133,983)		(21,338)
(k) Deferred income taxes and employees’ profit sharing:
Deferred income taxes(1)		(5,905)		49,565		91,356
Impact of 2010 Mexican tax reform		—		—		(548,503)
Deferred employees’ profit sharing(1)		(33,252)		19,065		7,357
(l) Maintenance reserve		(3,949)		(18,062)		—
(m) Noncontrolling interest on U.S. GAAP adjustments		1,632		7,465		—

Total U.S. GAAP adjustments, net		150,933		326,174		(1,021,503)

Net income attributable to the controlling interest under U.S. GAAP		8,233,396		8,129,826		4,985,640
Net income attributable to the noncontrolling interest under U.S. GAAP		934,295		919,540		575,554

Consolidated net income under U.S. GAAP	Ps.	9,167,691	Ps.	9,049,366	Ps.	5,561,194

(1)	Net of inflation effects in 2007. Effective January 1, 2008, the Group discontinued recognizing the effects of inflation (see Note 1(a)).

Reconciliation of Stockholders’ Equity

	2008		2009
Total stockholders’ equity under Mexican FRS	Ps.	47,251,676	Ps.	44,472,147

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(650,888)		(631,266)
(c) Deferred debt refinancing costs, net of amortization		(510,258)		(478,941)
(e) Purchase accounting adjustments:
Broadcast license		119,913		119,913
Fixed assets		30,289		18,171
Other assets		40,457		35,451
Goodwill on acquisition of Bay City Television		(184,055)		—
Goodwill on acquisition of noncontrolling interest in Editorial Televisa		1,358,428		746,451
Subscribers list		208,358		52,090
Goodwill on acquisition of noncontrolling interest in Sky		86,236		86,236
(f) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		140,380		140,380
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		109,988		109,988
(g) Equity method investees:
OCEN		(2,446)		(2,446)
Cablemás		(25,057)		(25,057)
(i) Pension plan and seniority premiums		(85,489)		111,890
(j) Production and film costs		(1,648,755)		(1,670,093)
(k) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		698,985		732,836
Deferred employees’ profit sharing		(129,214)		(121,857)
(m) Noncontrolling interest		(5,269,344)		(6,338,862)

Total U.S. GAAP adjustments, net		(5,712,472)		(7,115,116)

Controlling interest under U.S. GAAP		41,539,204		37,357,031
Noncontrolling interest under U.S. GAAP		5,269,344		6,338,862

Total stockholders’ equity under U.S. GAAP	Ps.	46,808,548	Ps.	43,695,893

A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2008		2009
Balance at January 1,	Ps.	40,235,021	Ps.	46,808,548
Net income for the year attributable to the controlling interest		8,129,826		4,985,640
Repurchase of capital stock		(1,251,148)		(759,003)
Dividends paid to the controlling interest		(2,229,973)		(9,163,857)
Sale of capital stock under stock-based compensation plan		138,580		81,818
Stock based compensation		222,046		371,783
Net loss on acquisition of noncontrolling interest in Cablemás and Cablestar		—		(56,210)
Other comprehensive income:
Changes in other comprehensive income of equity investees		(58,109)		39,525
Cumulative result from hedge derivative contracts, net of tax		1,955		(7,142)
Change in fair value of available-for-sale financial assets, net of tax		—		339,881
Foreign currency translation, net of tax		352,726		(154,482)
Pension and post retirement, net of tax		(346,558)		139,874
Noncontrolling interest		1,614,182		1,069,518

Balance at December 31,	Ps.	46,808,548	Ps.	43,695,893

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

The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS Bulletin B-10 through December 31, 2007, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.
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
U.S. GAAP requires the capitalization of interest during construction of qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In both instances U.S. GAAP does not allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods presented. Rather, the U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then. During 2008, a significant amount of technical equipment was fully amortized and as a result a lower depreciation expense was recognized in 2009.
(b) Deferred Costs, Net of Amortization
Under Mexican FRS, certain entity preoperating and development costs (including those related to web site development) and other deferred costs are capitalized and subsequently amortized on a straight-line basis once the related venture commences operations, defined as the period when revenues are generated. In addition, other expenditures which are expected to generate significant and identifiable future benefits are also capitalized and amortized over the expected future benefit period.
Under U.S. GAAP, development and other deferred costs are generally expensed as incurred given that the assessment of future economic benefits is uncertain. In the case of web site development costs, certain costs are capitalized and others expensed in accordance with ASC 350-50, “Accounting for Web Site Development Costs” (formerly EITF Issue No. 00-2). Consequently, the U.S. GAAP net income reconciliation reflects the write-off, for U.S. GAAP purposes, of the preoperating and other deferred costs (including certain web site development costs) capitalized under Mexican FRS, net of the reversal of any amortization which is reflected under Mexican FRS. Such costs were fully amortized on December 31, 2008.
(c) Deferred Debt Refinancing Costs, Net of Amortization
In 2005, the Group issued Senior Notes due 2025 to fund the Group’s tender offers made for any or all of the Senior Notes due 2011, and the Mexican Peso equivalent of UDI-denominated Notes due 2007. In conjunction therewith, under Mexican FRS, premiums paid to the old noteholders were capitalized and are being amortized as an adjustment of interest expense over the remaining term of the Senior Notes due 2025.
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
Under Regulation S-X of the Securities Act, for U.S. GAAP purposes, the restatement of equipment of non-Mexican origin by the Specific Index method is a deviation from the historical cost concept. The U.S. GAAP net income and stockholders’ equity reconciliations through December 31, 2007 reflect adjustments to reverse the Specific Index restatement recognized under Mexican FRS and to restate equipment of non-Mexican origin by the change in the NCPI and recalculate the depreciation expense on this basis. For the year ended December 31, 2007, related equipment was completely depreciated for Mexican FRS purposes; consequently, such U.S. GAAP adjustment is no longer applicable.

(e) Purchase Accounting Adjustments
In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radiotelevisión, S.A. de C.V. and under Mexican FRS, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license, network affiliation agreements, programming and advertising contracts, fixed assets and other assets. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. The U.S. GAAP net income adjustment for each of the periods presented herein represents the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes. In addition, in 2007, 2008 and 2009 for Mexican FRS purposes, the Group recorded an impairment of goodwill for an amount of Ps.493,693, Ps.427,095 and Ps.184,055 respectively. Therefore, the 2007, 2008 and 2009 U.S. GAAP net income reconciliation reflects the reversal of such impairment.
In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group, which was greater than the treasury stock carrying value. The incremental purchase price adjustment under U.S. GAAP of Ps.1,358,428 was allocated to goodwill. There is no net income adjustment as goodwill is no longer amortized for either Mexican FRS or U.S. GAAP purposes. The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS. During the fourth quarter of 2009, the Group recognized an impairment charge of Ps.611,977 for U.S. GAAP purposes (see Note 23(f)).
In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky that DIRECTV acquired from Liberty Media. This noncontrolling interest acquisition amounted to approximately U.S.$58.7 million (Ps.699,891). After this transaction, the Group (i) increased its equity stake in Sky from 52.7% to 58.7% (see Note 2); and (ii) under Mexican FRS, recognized the excess of the purchase price over the carrying value of this noncontrolling interest totaling Ps.711,311 within stockholders’ equity. Under U.S. GAAP, for acquisitions prior to January 1, 2009, where there is no change in control, the acquisition of noncontrolling interest should be accounted for using the purchase method of accounting. The Group has recognized an intangible asset related to the subscribers’ list that should be amortized on a straight-line basis over its estimated subscriber period. In addition, the difference between the purchase price and the fair value of the net assets acquired, including identifiable intangible assets, was recorded as goodwill in the amount of Ps.86,236. The U.S. GAAP net income adjustment reflects only the amortization of the subscribers’ list recognized for U.S. GAAP purposes.
(f) Goodwill and Other Intangible Assets
While both Mexican FRS and U.S. GAAP require that impairment tests of goodwill and indefinite lived intangibles be performed at least annually, there could be several potential differences between Mexican FRS and U.S. GAAP in the timing and amounts of impairments recognized. Differences could include: (i) the level at which the goodwill impairment test should be performed; that is at the cash generating unit level for Mexican FRS and at the reporting unit for U.S. GAAP, (ii) for long-lived assets other than goodwill, a difference in the recoverable amount for Mexican FRS and the fair value for U.S. GAAP, and (iii) difference in the computation methodology for goodwill; that is a “one-step” impairment test for Mexican FRS and a “two-step” impairment test for U.S. GAAP purposes. Further, Mexican FRS permits the reversal of previously recognized impairments while under U.S. GAAP, it is prohibited.
In addition to the above mentioned aspects, a potential difference between the carrying amount of goodwill and other long-lived intangible assets can exist between Mexican FRS and U.S. GAAP because of differences in past purchase price allocations and cumulative impairments recognized.
Lastly, the carrying values of goodwill and intangible assets could be similar under Mexican FRS and U.S. GAAP to the extent there are no differences in the considerations mentioned above.
The carrying amount of goodwill by segment under U.S. GAAP as of December 31, 2008 and 2009, is as follows:

	2008		2009
Consolidated subsidiaries:
Television Broadcasting	Ps.	337,094	Ps.	337,094
Cable and Telecom		4,259,514		1,339,543
Publishing		2,058,548		1,370,184
Other segments		155,224		179,301
Equity method investees		879,267		880,747

	Ps.	7,689,647	Ps.	4,106,869

The changes in the net carrying amount of goodwill and trademarks for the Cable and Telecom and Publishing segments for the year ended December 31, 2009, for U.S. GAAP purposes were as follows:
Cable and Telecom — Goodwill

	Cable and
	Telecom
Balance as of December 31, 2008	Ps.	4,259,514
Adjustments/Reclassifications (1)		(2,167,533)
Impairments		(752,438)

Balance as of December 31, 2009	Ps.	1,339,543

(1)	Reflects the final valuation and purchase price allocation of Cablemás in December 2009 (see Note 2).
During the fourth quarter of 2009, as a result of a reduction in revenues related to long-distance telephone services, management revised its future cash flow expectations, which lowered the fair value estimates of this business. As a result of the lower fair value estimates, the Group concluded that the carrying amount of its telecom reporting unit within the Cable and Telecom segment exceeded its fair value. Therefore, the Group recognized a pre-tax goodwill impairment charge of Ps.752,438, representing the entire carrying value of goodwill. There is no difference in the related pre-tax goodwill impairment charge for Mexican FRS purposes.
When tested for impairment, goodwill is included in an asset group, together with identifiable intangible assets and long-lived assets. No additional impairment charges were recorded as part of the impairment test performed under U.S. GAAP.
Publishing — Goodwill and Trademarks

	Goodwill		Trademarks
Balance as of December 31, 2008	Ps.	2,058,548	Ps.	681,041
Acquisitions		—		48,232
Foreign currency translation adjustments		(1,517)		(8,093)
Adjustments/Reclassifications		(48,757)		—
Impairments		(638,090)		(197,488)

Balance as of December 31, 2009	Ps.	1,370,184	Ps.	523,692

During the fourth quarter of 2009, as a result of a reduction in demand for certain magazines, along with lower-than-projected profits, management revised its future cash flow expectations, which lowered the fair value estimates of this business. As a result of the lower fair value estimates, the Group concluded that the carrying amount of its Publishing segment, which is the reporting unit, exceeded its fair value. As a result, the Group compared the implied fair value of the goodwill in the reporting unit with the carrying value and recorded a Ps.611,977 million pre-tax impairment charge for U.S. GAAP purposes (see Note 23(e)). Furthermore, the Group recognized an additional pre-tax goodwill impairment of Ps.26,113 in its Publishing segment as of December 31, 2009 for both Mexican FRS and U.S. GAAP purposes (see Note 7).
During the annual impairment test, the Group analyzed the valuation of its other indefinite-lived intangibles, consisting exclusively of trademarks. The Group estimated the fair value of trademarks by performing a discounted cash flow analysis based on the relief-from-royalty approach. This approach treats the trade name as if it were licensed by the Group rather than owned and calculates its value based on the discounted cash flow of the projected license payments. The analysis resulted in a pre-tax trademark impairment charge of Ps.197,488 million in the fourth quarter of 2009, as a result of a reduction in demand for certain magazines. There is no difference in the related pre-tax trademark impairment charge for Mexican FRS purposes.
A summary of the changes in the carrying value of the Group’s goodwill on a U.S. GAAP basis for the years ended December 31, 2008 and 2009, is as follows:

	December 31, 2008						December 31, 2009
				Accumulated						Accumulated
				Impairment	Carrying					Impairment	Carrying
	Gross			Charges	Value		Gross			Charges	Value

Balance at beginning of year	Ps.	5,357,098	Ps.	(404,927)	Ps.	4,952,171	Ps.	8,227,074	Ps.	(537,427)	Ps.	7,689,647
Adjustments and other changes		2,869,976		(132,500)		2,737,476		(2,192,250)		(1,390,528)		(3,582,778)

Balance at end of year	Ps.	8,227,074	Ps.	(537,427)	Ps.	7,689,647	Ps.	6,034,824	Ps.	(1,927,955)	Ps.	4,106,869

The U.S. GAAP net carrying value of intangible assets as of December 31, 2008 and 2009, amounted to:

	2008		2009
Trademarks (1)(2)	Ps.	803,452	Ps.	1,282,539
Television network concession (1)		742,605		742,607
Cablemás concessions (2)		—		1,052,190
TVI concession		262,925		262,925
Telecom concession		783,290		778,970
Sky concession		96,042		96,042
Network affiliation agreements (1)		119,913		119,913
Licenses and software (2)		633,702		845,856
Subscriber list (2)		740,251		1,531,085
Deferred financing costs		378,734		536,774
Other		512,212		639,211

	Ps.	5,073,126	Ps.	7,888,112

(1)	Indefinite-lived.

(2)	Increases relate to the final valuation and purchase price allocation of Cablemás in December 2009 (see Note 2).
The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.536,362 for each of the next five fiscal years.
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
(h) Univision Investment
On March 29, 2007, the Group sold its investment in Univision. Upon the sale, under Mexican FRS the entire balance previously recorded in accumulated other comprehensive income when the investment was accounted for under the equity method related to (i) the foreign exchange gains and losses, (ii) the Group’s share of amounts reported in other comprehensive income or loss in the financial statements of Univision, and (iii) the foreign exchange losses and gains in the Group’s debt obligations recorded as part of the hedge accounting, remained in stockholders’ equity rather than being reclassified into earnings.
For U.S. GAAP purposes, upon the sale of the investment, those amounts should be reclassified into the income statement. Therefore, the 2007 U.S. GAAP net income reconciliation includes the reclassification into earnings of those items recorded in other comprehensive income under Mexican FRS. There was no equity adjustment at December 31, 2007, 2008 and 2009.
(i) Pension Plan and Seniority Premiums
The components of net periodic pension and seniority premium plan cost for the year ended December 31, calculated in accordance with ASC 715 “Compensation-Retirement Benefits” (formerly SFAS No. 87) (see Note 10).

Plan Assets or Liability at December 31
The pension and seniority premium plan liability and the severance indemnities as of December 31, 2008 and 2009, under ASC 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158), is as follows:

	2008		2009
Projected benefit obligation	Ps.	1,372,154	Ps.	1,427,478
Plan assets (see Note 10)		(1,404,589)		(1,749,629)

Funded status		(32,435)		(322,151)

Prepaid pension asset		(32,435)		(322,151)
Severance indemnities — projected benefit obligation		470,314		557,251

Balance sheet liability	Ps.	437,879	Ps.	235,100

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	1,134,108	Ps.	1,372,154
Service cost		77,961		87,417
Interest cost		91,797		107,207
Actuarial gain		(86,884)		(105,091)
Acquisition		45,231		2,933
Plan amendments (1)		142,581		—
Benefits paid		(32,640)		(37,142)

Projected benefit obligation at end of year	Ps.	1,372,154	Ps.	1,427,478

(1)
The terms of a pension plan for certain Group’s employees were modified in the first quarter 2008 increasing the pension salary for each participant without exceeding a percentage of such pension salary.

Pension and Seniority Premiums Plan Assets
As of December 31, 2009, the pension plan and seniority premiums obligations were overfunded, and the assets of the pension plan and seniority premiums (collectively referred as the “Plan Assets”) are held in separate trusts.
The Plan Assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the Plan Assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The Plan Assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the Plan Assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the Plan Assets do not engage in the use of financial derivative instruments.
The Group’s pension and seniority premiums plans target asset allocation, actual asset allocation as of December 31, 2008 and 2009, and the expected weighted average long-term rate of return by asset category were as follows:

				Weighted
				Average
				Expected
	Target	Percentage of Plan		Long-Term
	Allocation	Assets as of December 31,		Rate of
	2010	2008	2009	Return 2009

Equity securities	41.4%	62.6%	46.0%	11.0%
Fixed rate instruments	58.6%	37.4%	54.0%	3.2%

Total	100.0%	100.0%	100.0%	14.2%

The weighted average expected long-term rate of return of Plan Assets of 14.2% was used in determining net periodic pension cost in 2009. This rate reflects an estimate of long-term future returns for the Plan Assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the Plan Assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s Plan Assets measured at fair value on a recurring basis as of December 31, 2009:

			Quoted Prices in		Internal		Internal Models
	Balance		Active Markets		Models with		with Significant
	as of		for Identical		Significant		Unobservable
	December 31,		Assets		Observable Inputs		Inputs
	2009		(Level 1)		(Level 2)		(Level 3)
Common stocks (1)	Ps.	779,920	Ps.	779,920	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		497,736		497,736		—		—
Money market securities (3)		446,973		446,973		—		—
Other equity securities		25,000		—		25,000		—

Total investment assets	Ps.	1,749,629	Ps.	1,724,629	Ps.	25,000	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Group’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.
The Group does not expect to make significant contributions to its Plan Assets in 2010.
The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31, related to pension and post-retirement plans (net of income tax):

	2008		2009
Accumulated other comprehensive income as of beginning of year (net of income tax)	Ps.	285,006	Ps.	(61,552)
Net gain		(286,793)		128,823
Amortization of net gain		(68,098)		24,156
Amortization of prior service cost		8,333		(13,104)

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	(61,552)	Ps.	78,323

The amounts recognized in accumulated other comprehensive income as of December 31, are as follows:

	2008		2009
Prior service costs, net of income tax	Ps.	(147,738)	Ps.	(122,950)
Net actuarial gains, net of income tax		86,186		201,273

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	(61,552)	Ps.	78,323

(j) Production and Film Costs
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
Under U.S. GAAP, the Group follows the provisions of the ASC 926, “Entertainment-Films” (formerly SoP 00-2). Pursuant to ASC 926, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican FRS allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization and subsequent write-offs.
(k) Deferred Income Taxes and Employees’ Profit Sharing
Under Mexican FRS, the Group applies the provisions of NIF D-4, “Income Taxes”, which uses the comprehensive asset and liability method for the recognition of deferred income taxes for existing temporary differences.
U.S. GAAP, ASC 740 “Income Taxes” (formerly SFAS No. 109) requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.
The components of the net deferred tax liability applying ASC 740 consist of the following:

	December 31,		December 31,
	2008		2009
Net deferred income tax liability recorded under Mexican FRS on Mexican FRS balances (see Note 19)	Ps.	(2,265,161)	Ps.	(1,898,612)
Reclassification of income tax payable related to subsidiaries		465,294		161,686

Net deferred income tax amount under ASC 740 applied to Mexican FRS balances		(1,799,867)		(1,736,926)

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		182,248		189,380
Purchase accounting adjustments		(111,724)		(67,688)
Pension plan and seniority premiums		23,937		(33,567)
Production and film costs		461,652		501,028
Deferred debt refinancing costs		142,872		143,683

		698,985		732,836

Net deferred income tax liability under U.S. GAAP		(1,100,882)		(1,004,090)
Less:
Deferred income tax amount under ASC 740 applied to Mexican FRS balances		(1,799,867)		(1,736,926)

Net deferred income tax liability adjustment required under U.S. GAAP	Ps.	698,985	Ps.	732,836

For purposes of the U.S. GAAP, the change in the deferred income tax liability for the year ended December 31, 2009, representing a charge of Ps.96,792, was recorded against the following accounts:

Credit to the provision for deferred income tax	Ps.	(158,833)
Credit to other expense		(3,844)
Initial consolidation of TVI		8,079
Charge to the stockholders’ equity		57,806

	Ps.	(96,792)

The components of net deferred employees’ profit sharing (“EPS”) liability applying ASC 740 consist of the following:

	December 31,		December 31,
	2008		2009
Deferred EPS liability:
Current:
Inventories	Ps.	2,047	Ps.	2,047
Noncurrent:
Property, plant and equipment		(101,101)		(91,175)
Deferred costs		(55,850)		(56,294)
Pension plan and seniority premiums		44,876		39,915
Other		(19,186)		(16,350)

Total deferred EPS liability	Ps.	(129,214)	Ps.	(121,857)

The provisions (benefits) for income taxes from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31, are as follows:

	2007		2008		2009
Current:
Mexican	Ps.	3,111,895	Ps.	2,917,021	Ps.	3,489,807
Foreign		197,265		169,448		246,917

		3,309,160		3,086,469		3,736,724

Deferred:
Mexican		124,799		428,161		(158,833)
Foreign		1,169		—		—

		125,968		428,161		(158,833)

	Ps.	3,435,128	Ps.	3,514,630	Ps.	3,577,891

ASC 740 “Income Taxes” (formerly FIN No. 48) became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.
The Group classifies income tax related interest and penalties as income taxes in the consolidated financial statements.
The following tax years remain open to examination and adjustment by the Group’s six major tax jurisdictions:

Mexico	2004 and all following years
United States of America	2006 and all following years for federal tax examinations, and 2004 and all following years for state tax examinations
Argentina	2003 and all following years
Chile	2003 and all following years
Colombia	2007 and all following years, and 2004 and all following years for companies having a tax loss
Switzerland	2007 and all following years

Impact of 2010 Mexican tax reform
The 2010 Mexican Tax Reform law was enacted on December 7, 2009 and became effective on January 1, 2010. This law resulted in several changes to Mexican tax consolidation rules, as well as increases to future tax rates. Among the Mexican tax consolidation changes is a modification to the treatment of intercompany dividends declared. Certain intercompany dividends paid that were previously not subject to income tax now become taxable under the new law. This change in law has resulted in the Group recognizing an additional deferred tax liability equal to Ps.548,503. For Mexican FRS purposes, pursuant to INIF 18 (see Note 1(t)), this additional deferred tax liability was recorded as a direct reduction to retained earnings. For U.S. GAAP purposes, this amount should be recognized as deferred income tax expense. The adjustment to U.S. GAAP net income for the year ended December 31, 2009 reflects the recognition in earnings of this additional deferred tax liability.
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
In addition, as disclosed in Notes 18 and 19, under Mexican FRS, the monetary gain or loss generated by the monetary deferred tax temporary differences were reflected through December 31, 2007 within the integral cost of financing while those related to the non-monetary items were reflected within the deferred tax provision. For U.S. GAAP purposes, the Group followed through December 31, 2007 the provisions of ASC 740 (formerly EITF Issue No. 93-9) and reflected the entire monetary gain or loss within the provision for deferred taxes. Consequently for 2007, the Ps.104,685 of monetary gain reflected within integral result of financing under Mexican FRS has been reclassified to the deferred tax provision under U.S. GAAP.
(l) Maintenance Reserve
Under Mexican FRS, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred. As of December 31, 2008, the related accrual was completely utilized for Mexican FRS purposes; therefore, no U.S. GAAP equity adjustment was recorded as of December 31, 2008 and 2009.
(m) Noncontrolling Interest on U.S. GAAP Adjustments
This adjustment represents the allocation to the noncontrolling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries. For the year ended December 31, 2009, no U.S. GAAP adjustments had an effect on the noncontrolling interest.
As of January 1, 2009, the Group adopted ASC 810 “Consolidation” (formerly SFAS No. 160) which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as stockholders’ equity in the consolidated financial statements. The presentation and disclosure requirements have been applied retrospectively for all periods presented.
Additional Disclosure requirements
Presentation in the Financial Statements — Operating Income
Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily impairment charges, certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Note 17). The differences relate primarily to the Television Broadcasting and Sky segments. Operating income of the Television Broadcasting segment under U.S. GAAP would have been Ps.12,701,655, Ps.12,680,515 and Ps.13,017,192 and operating income of the Sky segment under U.S. GAAP would have been Ps.3,877,643, Ps.4,242,453 and Ps.4,322,579 for the years ended December 31, 2007, 2008 and 2009, respectively.

To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2007, 2008 and 2009, under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (m) above:

	Year Ended December 31,
	2007		2008		2009
Net sales	Ps.	41,561,526	Ps.	47,972,278	Ps.	52,352,501
Cost of providing services (exclusive of depreciation and amortization)		18,108,061		21,708,070		23,789,707
Selling, administrative and other expenses		5,826,861		7,345,226		10,406,786
Depreciation and amortization		3,304,581		4,427,287		5,147,715

Income from operations		14,322,023		14,491,695		13,008,293
Integral result of financing, net		(250,909)		(740,584)		(2,877,581)
Other expense, net		(693,939)		(137,181)		(276,300)

Income before income taxes, minority interest and equity in earnings or losses of affiliates		13,377,175		13,613,930		9,854,412
Income tax and assets tax — current and deferred		(3,435,128)		(3,514,630)		(3,577,891)

Income before minority interest and equity in earnings or losses of affiliates		9,942,047		10,099,300		6,276,521
Equity in losses of affiliates		(774,356)		(1,049,934)		(715,327)

Consolidated net income		9,167,691		9,049,366		5,561,194

Less: Net income attributable to the noncontrolling interest under U.S. GAAP		934,295		919,540		575,554

Net income attributable to the controlling interest	Ps.	8,233,396	Ps.	8,129,826	Ps.	4,985,640

Weighted average common shares outstanding (in millions)		333,653		329,580		329,304

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
Earnings per CPO and per share under U.S. GAAP are presented in constant Pesos for the years ended December 31, 2007, 2008 and 2009, as follows:

	2007				2008				2009
			Series “A”				Series “A”				Series “A”
			and “B”				and “B”				and “B”
	CPO		Shares		CPO		Shares		CPO		Shares
Basic EPS
Income from continuing operations available to common shareholders		6,865,699		1,305,558		6,673,204		1,305,066		4,672,096		889,089
Net income available to common shareholders		6,865,699		1,305,558		6,673,204		1,305,066		4,672,096		889,089
Weighted average number of common shares outstanding		2,399,453		52,916,036		2,364,642		52,916,036		2,362,289		52,916,036
Basic earnings per share (continuing operations)	Ps.	2.86	Ps.	0.02	Ps.	2.82	Ps.	0.02	Ps.	1.98	Ps.	0.02

Basic earnings per share (net income)	Ps.	2.86	Ps.	0.02	Ps.	2.82	Ps.	0.02	Ps.	1.98	Ps.	0.02

Diluted EPS
Dilutive potential shares		40,018		—		41,675		—		53,613		—
Total diluted weighted average common shares outstanding		2,439,471		52,916,036		2,406,317		52,916,036		2,415,902		52,916,036
Diluted earnings per share (continuing operations)	Ps.	2.81	Ps.	0.02	Ps.	2.77	Ps.	0.02	Ps.	1.93	Ps.	0.02

Diluted earnings per share (net income)	Ps.	2.81	Ps.	0.02	Ps.	2.77	Ps.	0.02	Ps.	1.93	Ps.	0.02.

Presentation in the Financial Statements — Consolidated Balance Sheets
To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheet as of December 31, 2008 and 2009, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (m) above:

	December 31,		December 31,
	2008		2009
ASSETS
Current assets:
Cash and cash equivalents	Ps.	33,583,045	Ps.	29,941,488
Temporary investments		8,321,286		8,902,346
Trade notes and accounts receivable, net		18,199,880		18,399,183
Other accounts and notes receivable, net		2,231,562		3,530,546
Due from affiliated companies		161,821		135,723
Transmission rights and programming		3,343,448		4,372,988
Inventories		1,612,024		1,665,102
Current deferred taxes		2,598,374		2,342,143
Other current assets		1,105,871		1,435,081

Total current assets		71,157,311		70,724,600
Non-current assets:
Derivative financial instruments		2,316,560		1,538,678
Transmission rights and programming		4,676,006		4,245,366
Investments		3,321,107		6,333,520
Property, plant and equipment, net		30,177,799		32,458,369
Goodwill, net		7,689,647		4,106,869
Intangible assets, net		5,073,126		7,888,112
Deferred taxes		3,443,548		3,932,193
Other assets		111,213		115,882

Total assets	Ps.	127,966,317	Ps.	131,343,589

	December 31,		December 31,
	2008		2009
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	2,270,353	Ps.	1,433,015
Current portion of capital lease obligations		151,628		235,271
Trade accounts payable		6,337,436		6,432,906
Customer deposits and advances		18,098,643		19,858,290
Taxes payable		830,073		807,744
Current deferred taxes		1,539,708		1,741,122
Accrued interest		439,777		464,621
Other accrued liabilities		2,293,806		2,577,835
Due from affiliated companies		88,622		34,202

Total current liabilities		32,050,046		33,585,006
Non-current liabilities:
Long-term debt		36,630,583		41,983,195
Derivative financial instruments		604,650		523,628
Capital lease obligations		1,222,163		1,166,462
Customer deposits and advances		589,369		1,054,832
Other long-term liabilities		3,690,776		3,240,097
Deferred taxes		5,732,310		5,659,161
Pension and seniority premiums		637,872		435,315

Total liabilities		81,157,769		87,647,696

Commitments and contingencies
Controlling interest		41,539,204		37,357,031
Noncontrolling interest		5,269,344		6,338,862

Total stockholders’ equity		46,808,548		43,695,893

Total liabilities and stockholders’ equity	Ps.	127,966,317	Ps.	131,343,589

Cash flow information
Effective January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” requires a statement of cash flows as a part of a full set of financial statements in place of a statement of changes in financial position. Under NIF B-2, restatement of financial statements for years provided before 2008 is not required. Under U.S. GAAP, ASC Topic 230 “Statement of Cash Flows” (formerly SFAS 95), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term promissory notes (Mexican Pesos and U.S. dollars in 2007, 2008 and 2009) of Mexican financial institutions, to be cash equivalents.

The following is a statement of cash flows under U.S. GAAP in constant Mexican Pesos with the effects of inflation on cash and cash equivalents stated separately in a manner similar to the concept of presenting the effects of exchange rate changes on cash and cash equivalents as prescribed by ASC 230 “Statement of Cash Flow” (formerly SFAS No. 95):

	2007		2008		2009
Operating activities:
Net income under U.S. GAAP	Ps.	9,167,691	Ps.	9,049,366	Ps.	5,561,194
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses of affiliates		774,356		1,049,934		715,327
Depreciation and amortization		3,304,581		4,427,287		5,147,715
Amortization of deferred debt refinancing		(31,420)		(31,574)		(31,317)
Impairment adjustments		—		182,500		1,588,016
Pension plans and seniority premiums		(23,739)		5,467		58,196
Deferred income tax		125,968		428,161		(158,833)
Loss on disposal of investment		822,671		—		(90,565)
Write-down of held-to-maturity debt security		—		405,111		—
Derivative financial instruments		140,398		(895,734)		644,956
Unrealized foreign exchange gain, net		139,064		4,981,960		(1,003,537)
Employee stock option plans		140,517		222,046		371,783
Maintenance reserve		3,949		18,062		—
Loss from monetary position		542,533		—		—
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade notes and accounts receivable and customer deposits and advances, net		(1,651,317)		(1,395,961)		1,815,181
Inventories		(32,053)		(375,153)		(45,148)
Transmission rights, programs and films and production talent advances		(1,882,412)		(1,053,008)		(653,307)
Other accounts and notes receivable and other current assets		(528,894)		(391,399)		(1,347,376)
Increase (decrease) in:
Trade accounts payable		937,012		1,577,231		(80,920)
Other liabilities and taxes payable		116,801		1,727,626		(147,598)
Pension plan and seniority premiums		40,833		(81,314)		(16,035)

Net cash provided by operating activities		12,106,539		19,850,608		12,327,732

Investing activities:
Temporary investments		(915,818)		(5,208,287)		(3,565,772)
Due from affiliated companies, net		262,170		(89,826)		(2,309)
Investments		(5,184,797)		(1,982,100)		(809,625)
Disposition of investments		437,990		109,529		57,800
Disposition of held-to-maturity investments		—		874,999		—
Investments in property, plant and equipment		(3,681,464)		(5,191,446)		(6,410,869)
Disposition of property, plant and equipment		704,310		91,815		248,148
Proceeds from sale of shares of Univision		11,821,932		—		—
Acquisitions, net of cash acquired		(3,737,998)		(1,489,174)		(569,601)

Net cash used in investing activities		(293,675)		(12,884,490)		(11,052,228)

Financing activities:
Issuance of Senior Notes due 2037		4,500,000		—		—
Issuance of Senior Notes due 2012		2,481,521		—		—
Issuance of Senior Notes due 2018		—		5,241,650		—
Issuance of Senior Notes due 2040		—		—		7,612,055
Prepayment of Senior Notes due 2013 (Sky)		—		(122,886)		—
Repayment of Mexican peso debt		—		(480,000)		(1,162,460)
Repayment of foreign currency debt		—		—		(1,206,210)
Satellite transponder lease payments		—		(97,696)		(138,807)
Other (decrease) increase in debt		(1,054,007)		1,231		33,856
Derivative financial instruments		—		(346,065)		(206,776)
Repurchase of capital stock		(3,948,331)		(1,112,568)		(677,185)
Sale of repurchased shares		99,771		—		—
Dividends paid		(4,506,492)		(2,229,973)		(9,163,857)
Noncontrolling interest		1,032,659		(332,029)		76,344

Net cash (used in) provided by financing activities		(1,394,879)		521,664		(4,833,040)

Net increase (decrease) in cash and cash equivalents		10,417,985		7,487,782		(3,557,536)
Effect of exchange rate changes on cash and cash equivalents		22,086		131,854		(105,530)
Net increase in cash and cash equivalents upon acquisitions		138,261		483,868		21,509
Effect of inflation on cash and cash equivalents		(560,136)		—		—
Cash and cash equivalents at beginning of year		15,461,345		25,479,541		33,583,045

Cash and cash equivalents at end of year	Ps.	25,479,541	Ps.	33,583,045	Ps.	29,941,488

Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

	2007		2008		2009
Interest	Ps.	1,905,621	Ps.	2,529,221	Ps.	2,832,675
Income taxes and/or assets tax		2,955,115		2,657,525		4,282,042
Supplemental disclosures about non-cash activities:

	2007		2008		2009
Note receivable related to customer deposits	Ps.	14,753,180	Ps.	14,383,384	Ps.	14,515,450
Fair Value Measurements
Assets and Liabilities Measured at Fair Value on a Recurring Basis
All fair value adjustments as of December 31, 2008 and 2009 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for sale investments and derivative financial instruments. Fair values as of December 31, 2008 and 2009, were calculated as follows:

			Quoted Prices in		Internal Models		Internal Models
			Active Markets for		with Significant		with Significant
	Balance		Identical		Observable		Unobservable
	as of December 31,		Assets		Inputs		Inputs
	2008		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	8,321,286	Ps.	7,407,689	Ps.	913,597	Ps.	—
Derivative financial instruments		2,363,148		—		2,363,148		—

Total	Ps.	10,684,434	Ps.	7,407,689	Ps.	3,276,745	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—

Total	Ps.	604,650	Ps.	—	Ps.	604,650	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
			Active Markets for		with Significant		with Significant
	Balance		Identical		Observable		Unobservable
	as of December 31,		Assets		Inputs		Inputs
	2009		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	8,902,346	Ps.	5,394,502	Ps.	3,507,844	Ps.	—
Available-for-sale investments		2,826,457		—		2,826,457		—
Derivative financial instruments		1,545,396		—		1,545,396		—

Total	Ps.	13,274,199	Ps.	5,394,502	Ps.	7,879,697	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

Total	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

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
Available-for-sale Investments. Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (Note 1(g)).

Available-for-sale investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3 depending on the observability of the significant inputs.
During the year ended December 31, 2009, the Group invested U.S.$180 million in an open ended fund (the “Fund”) that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Pursuant to the offering circular of the Fund, a shareholder may not redeem any shares until at least 180 days after their issuance. Subsequent to this, shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date.
As of December 31, 2009, the Group early adopted Accounting Standards Update (“ASU”) No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”, which amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. ASU No. 2009-12 indicates that, under certain circumstances, the fair value of such investments may be determined using NAV as a practical expedient, unless it is probable the investment will be sold at something other than NAV. Accordingly, the Group determined the fair value of the Fund using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the funds liabilities and dividing the result by the total number of issued shares.
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
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
The majority of the Group’s non-financial instruments, which include goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the 4th quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its fair value.
The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach.
Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.
The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.1,518 of goodwill, Ps.1,991 of intangible assets and Ps.2,578 of long-lived assets. Related impairments are discussed in Note 23(f) to these consolidated financial statements.
ASC 810 “Consolidation” (formerly FIN 46(R)-8)
On December 31, 2008, the Group adopted for U.S. GAAP purposes, ASC 810 which requires additional disclosures about its involvement with consolidated VIEs.

The table below presents the assets and liabilities of VIEs which have been consolidated on the Group’s balance sheet as of December 31, 2008 and 2009, and the Group’s maximum exposure to loss resulting from its involvement with consolidated VIEs as of December 31, 2008 and 2009.

(In thousands of Mexican Pesos)	Sky		TuTv
As of December 31, 2008
Current assets	Ps.	7,324,426	Ps.	117,654
Non-current assets		3,811,724		2,214

Total Assets	Ps.	11,136,150	Ps.	119,868

Current liabilities	Ps.	2,584,873	Ps.	44,759
Non-current liabilities		4,684,520		—

Total Liabilities	Ps.	7,269,393	Ps.	44,759

Maximum loss exposure	Ps.	6,536,920	Ps.	59,934

	Sky		TuTv
As of December 31, 2009
Current assets	Ps.	5,681,802	Ps.	96,897
Non-current assets		4,275,419		1,072

Total Assets	Ps.	9,957,221	Ps.	97,969

Current liabilities	Ps.	1,908,001	Ps.	44,812
Non-current liabilities		5,027,248		—

Total Liabilities	Ps.	6,935,249	Ps.	44,812

Maximum loss exposure	Ps.	5,844,889	Ps.	48,985

The Group’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Group’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.
The Group did not provide any additional financial support to these VIEs during 2008 and 2009. Further, the Group does not have any contractual commitments or obligations to provide additional financial support to these VIEs.
Recently issued accounting standards
Amendments to FASB Interpretation No. 46(R) (ASU 2009-17)
In June 2009, the FASB issued Accounting Standards Codification Update (“ASU”) ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (December 2009)”. This guidance represents a significant change to the previous accounting rules and it is anticipated it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering; therefore, ASC 810 (formerly FIN 46(R)) consolidation conclusions will need to be reassessed for all entities. The amendments include: (i) eliminating the scope exception for qualifying special-purpose entities, (ii) eliminating the quantitative model for determining which party should consolidate and replacing it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (iii) requiring a company to continually reassessed whether it should consolidate an entity subject to ASC 810, (iv) requiring an assessment of whether an entity is subject to the standard due to a troubled debt restructuring and (v) requiring extensive new disclosures. ASU 2009-17 is effective for a company’s first reporting period beginning after November 15, 2009. The Group is currently evaluating the impact this update will have on its consolidated financial statements.
Accounting for Revenue Arrangements with Multiple Deliverables (ASU 2009-13)
In September 2009, the FASB issued ASU 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Group will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective for fiscal years beginning on or after June 15, 2010. The Group is assessing the potential impact of this new guidance on its consolidated financial position and results of operations.

Software Revenue Recognition (ASU 2009-14)
In September 2009, the FASB issued ASU 2009-14 “Software: Certain Revenue Arrangements That Include Software Elements- a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for recognizing revenue for tangible products that are bundled with software products. Under the new guidance, tangible products that are bundled together with software components that are essential to the functionality of the tangible product will no longer be accounted for under the software revenue recognition accounting guidance. This guidance will be effective for fiscal years beginning on or after June 15, 2010. The Group does not expect the adoption of this update to materially impact its consolidated financial statements.
Improving Disclosures about Fair Value Measurements (ASU 2010-6)
In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements”, ASC 820, Fair Value Measurements and Disclosures. This update requires the disclosure of transfers between the observable input categories and activity in the unobservable input category for fair value measurements. The guidance also requires disclosures about the inputs and valuation techniques used to measure fair value and became effective for interim and annual reporting periods beginning January 1, 2010. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group is currently evaluating the impact this update will have on its consolidated financial statements.

Scope Exception Related to Embedded Credit Derivatives (ASU 2010-11)
In March 2010, the FASB issued ASU 2010-11 “Scope Exception Related to Embedded Credit Derivatives” under ASC 815, Derivatives and Hedging. ASC 815-15 is amended to clarify the scope exception under ASC 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed under ASC 815-15-25 for potential bifurcation and separate accounting. The amendments in this update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this update. The Group is currently evaluating the impact this update will have on its consolidated financial statements.
Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning						End
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventories:
Year ended December 31, 2007	Ps.	6,968	Ps.	15,578	Ps.	(3,165)	Ps.	19,381
Year ended December 31, 2008		19,381		35,678		(9,519)		45,540
Year ended December 31, 2009		45,540		45,198		(9,438)		81,300
Allowances for doubtful accounts(1):
Year ended December 31, 2007	Ps.	1,251,595	Ps.	154,955	Ps.	(303,684)	Ps.	1,102,866
Year ended December 31, 2008		1,102,866		637,476		(427,242)		1,313,100
Year ended December 31, 2009		1,313,100		1,047,445		(397,811)		1,962,734

(1)	Includes allowances for trade and non-trade doubtful accounts.
24. Subsequent Event
On June 9, 2010, the Mexican Communications and Transportation Ministry (“Secretaría de Comunicaciones y Transportes”) granted to the consortium formed by Telefónica Móviles de México, S.A. de C.V. (“Telefónica”), a subsidiary of the Company and Megacable Holdings, S.A.B. de C.V. (“Megacable”) a favorable award in the bidding process for a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission (“Comisión Federal de Electricidad”) or “CFE”. The consortium, Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or “GTAC”, in which each of Telefónica, a subsidiary of the Company and Megacable have an equal equity participation, will be granted a contract to lease 19,457 kilometers of dark fiber-optic capacity from the CFE, along with the corresponding concession to operate a public telecommunications network. As consideration for the contract, GTAC will pay Ps.883,800. GTAC plans to have the network ready to offer commercial services in approximately 18 months.