Form 20-F
period 2010-12-31
GRUPO TELEVISA, S.A.B.
filed 2011-06-28
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:
111,058,270,615 A Shares
51,165,517,589 B Shares
81,399,628,851 L Shares
81,399,628,851 D Shares
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

Legal Proceedings	117

Exchange Controls	117

Taxation	117

Documents on Display	121

Item 11. Quantitative and Qualitative Disclosures About Market Risk	122

Item 12. Description of Securities Other than Equity Securities	126

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies	127

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	127

Item 15. Controls and Procedures	127

Item 16.A. Audit Committee Financial Expert	127

Item 16.B. Code of Ethics	127

Item 16.C. Principal Accountant Fees and Services	128

Item 16.D. Exemptions from the Listing Standards for Audit Committees	128

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	129

Item 16.F. Change in Registrant’s Certifying Accountant	131

Item 16.G. Corporate Governance	131

Part III

Item 17. Financial Statements	133

Item 18. Financial Statements	133

Item 19. Exhibits	133

Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 4.39
Exhibit 4.40
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 23.1
We publish our financial statements in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), or Mexican FRS, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.
Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2010 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.
In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Selected Financial Data
The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010 has been derived from our audited consolidated year-end financial statements, including the consolidated balance sheets as of December 31, 2009 and 2010, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010, and the accompanying notes appearing elsewhere in this annual report. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our consolidated financial statements in accordance with Mexican FRS. Accordingly, our financial information through December 31, 2007 is stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the years ended December 31, 2008, 2009 and 2010 is not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the years ended December 31, 2008, 2009 and 2010 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. This data should also be read together with “Operating and Financial Review and Prospects”.
The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2010, which was Ps.12.3576 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.
Our consolidated year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 23 to our consolidated year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2010, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2008, 2009 and 2010 and stockholders’ equity at December 31, 2009 and 2010. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity, net income and other items as reported under Mexican FRS and U.S. GAAP.

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(Millions of Pesos or millions of U.S. Dollars)(1)
(Mexican FRS)
Income Statement Data:
Net sales	Ps.	39,358	Ps.	41,562	Ps.	47,972	Ps.	52,353	Ps.	57,857	U.S.$	4,682
Operating income		14,266		14,481		15,128		15,157		15,583		1,261
Integral cost of financing, net(2)		1,141		410		831		2,973		3,029		245
Consolidated net income		9,519		9,018		8,731		6,583		8,516		689
Controlling interest net income		8,909		8,082		7,804		6,007		7,683		622
Controlling interest net income per CPO(3)		3.07		2.84		2.77		2.14		2.75		—
Weighted-average number of shares outstanding (in millions)(3)(4)		339,776		333,653		329,580		329,304		326,850		—
Cash dividend per CPO(3)		0.37		1.50		0.75		3.10		—		—
Shares outstanding (in millions, at year end)(4)		337,782		329,960		328,393		327,231		325,023		—

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(Millions of Pesos or millions of U.S. Dollars)(1)
(U.S. GAAP)(5)
Income Statement Data:
Net sales	Ps.	39,358	Ps.	41,562	Ps.	47,972	Ps.	52,353	Ps.	57,857	U.S.$	4,682
Operating income		14,068		14,322		14,492		13,008		14,531		1,176
Consolidated net income		8,917		9,167		9,049		5,561		8,623		698
Net income attributable to the non-controlling interest		609		934		919		575		833		67
Net income attributable to the controlling interest		8,308		8,233		8,130		4,986		7,790		630
Net income attributable to the controlling interest per CPO(3)		2.76		2.86		2.89		1.77		2.79		—
Weighted-average number of shares outstanding (in millions)(3)(4)		339,776		333,653		329,580		329,304		326,850		—
Shares outstanding (in millions, at year end)(4)		337,782		329,960		328,393		327,231		325,023		—
(Mexican FRS)
Balance Sheet Data (end of year):
Cash and temporary investments	Ps.	16,405	Ps.	—	Ps.	—	Ps.	—	Ps.	—	U.S.$	—
Cash and cash equivalents		—		25,480		33,583		29,941		20,943		1,695
Temporary investments		—		1,825		8,321		8,902		10,447		845
Total assets		86,186		98,703		122,852		126,568		136,471		11,043
Current portion of long-term debt and other notes payable(6)		1,023		489		2,270		1,433		1,469		119
Long-term debt, net of current portion(7)		18,464		25,307		36,631		41,983		46,496		3,763
Customer deposits and advances		17,807		19,810		18,688		20,913		19,083		1,544
Capital stock issued		10,507		10,268		10,061		10,020		10,020		811
Total stockholders’ equity (including non-controlling interest)		38,015		40,650		47,252		44,472		51,858		4,196
(U.S. GAAP)(5)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps.	15,461	Ps.	25,480	Ps.	33,583	Ps.	29,941	Ps.	20,943	U.S.$	1,695
Total assets		91,806		103,728		127,966		131,344		142,725		11,550
Current portion of long-term debt and other notes payable(6)		1,023		489		2,270		1,433		1,469		119
Long-term debt, net of current portion(7)		18,464		25,307		36,631		41,983		46,496		3,763
Controlling interest stockholders’ equity		35,799		36,580		41,539		37,357		44,283		3,583
Non-controlling interest stockholders’ equity		1,688		3,655		5,269		6,339		6,830		553
Total stockholders’ equity		37,487		40,235		46,808		43,696		51,112		4,136
(Mexican FRS)
Cash Flow Data(15):
Net cash provided by operating activities	Ps.	—	Ps.	—	Ps.	22,258	Ps.	15,136	Ps.	16,865	U.S.$	1,365
Net cash used in investing activities		—		—		(12,884)		(11,052)		(27,274)		(2,207)
Net cash (used in) provided by financing activities		—		—		(1,886)		(7,641)		1,435		116
Increase (decrease) in cash and cash equivalents		—		—		7,620		(3,663)		(9,018)		(730)
(U.S. GAAP)(5)
Cash Flow Data:
Net cash provided by operating activities		11,542		12,107		19,851		12,328		13,862		1,122
Net cash (used in) provided by financing activities		(3,088)		(1,395)		522		(4,833)		4,439		359
Net cash used in investing activities		(8,216)		(294)		(12,884)		(11,052)		(27,274)		(2,207)
Increase (decrease) in cash and cash equivalents		237		10,418		7,488		(3,558)		(8,973)		(726)
(Mexican FRS)
Other Financial Information:
Capital expenditures(8)	Ps.	3,346	Ps.	3,878	Ps.	6,627	Ps.	6,531	Ps.	12,494	U.S.$	1,011
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(9)		69.5%		69.0%		71.2%		69.8%		68.0%		—
Average prime time rating (TV broadcasting)(9)		35.5		33.4		35.2		34.8		32.8		—
Magazine circulation (millions of copies)(10)		155		165		174		153		138		—
Number of employees (at year end)		16,200		17,800		22,500		24,300		24,700		—
Number of Sky subscribers (in thousands at year end)(11)		1,430		1,585		1,760		1,960		3,044		—
Number of Cablevisión RGUs (in thousands at year end)(12)		583		695		844		1,016		1,159		—
Number of Cablemás RGUs (in thousands at year end)(12)(13)		—		—		1,170		1,348		1,562		—
Number of TVI RGUs (in thousands at year end)(12)(14)		—		—		—		425		555		—
Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, average audience share, average rating, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs. Amounts in Mexican Pesos for the years ended December 31, 2006 and 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and through December 31, 2007, gain or loss from monetary position. See Note 18 to our consolidated year-end financial statements.

(3)	For further analysis of net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 20 (for the calculation under Mexican FRS) and Note 23 (for the calculation under U.S. GAAP) to our consolidated year-end financial statements. In April and December 2009, our stockholders approved the payment of a dividend of Ps.1.75 and Ps.1.35 per CPO, respectively. No dividend payment was approved by our stockholders during 2010.

(4)	As of December 31, 2006, 2007, 2008, 2009 and 2010, we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing 5 CPOs. Before March 22, 2006, each GDS represented 20 CPOs.

The number of CPOs and shares issued and outstanding for financial reporting purposes under Mexican FRS and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican FRS and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our Stock Purchase Plan and our Long-Term Retention Plan are not considered outstanding for financial reporting purposes.

As of December 31, 2010, for legal purposes, there were approximately 2,399.3 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 12 to our consolidated year-end financial statements.

(5)	See Note 23 to our consolidated year-end financial statements.

(6)	See Note 8 to our consolidated year-end financial statements.

(7)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our consolidated year-end financial statements.

(8)	Capital expenditures are those investments made by us in property, plant and equipment, which U.S. Dollar equivalent amounts set forth in “Information on the Company — Capital Expenditures” are translated into Mexican Pesos at the year-end exchange rate for convenience purposes only. The aggregate amount of capital expenditures in Mexican Pesos does not indicate the actual amounts accounted for in our consolidated financial statements.

(9)	“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. The Mexican subsidiary of IBOPE is referred to as IBOPE AGB Mexico in this annual report. For further information regarding audience share and ratings information and IBOPE AGB Mexico, see “Information on the Company — Business Overview — Television — Television Broadcasting”.

(10)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(11)	Sky commenced operations in Mexico in 1996, and in Central America and the Dominican Republic in 2007. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Ventures — Mexico and Central America”.

(12)	An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, and Televisión Internacional, S.A. de C.V., or TVI, (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás and TVI given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

(13)	Beginning June 2008, we started to consolidate Cablemás, a significant cable operator in Mexico, operating in 49 cities.

(14)	Beginning October 2009, we started to consolidate TVI, a leading provider of triple-play services in northern Mexico.

(15)	Through December 31, 2007, under Mexican FRS, the changes in financial position for operating, financing and investing activities, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” became effective on a prospective basis. Therefore, we have included the statement of cash flows for the years ended December 31, 2008, 2009 and 2010. Due to the adoption of Mexican FRS NIF B-2, “Statement of Cash Flows”, the 2008, 2009 and 2010 information is not directly comparable to 2007 and prior years. The criteria for determining net cash provided by, or used in, operating, investing and financing activities under the new Mexican FRS NIF B-2, “Statement of Cash Flows” is different from that used in prior years.
Dividends
Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. The amounts in this section are presented in nominal historical figures and therefore have not been restated in constant currency units due to a change in Mexican FRS whereby beginning on January 1, 2008 we discontinued recognizing the effects of inflation on our results. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. On April 28, 2006 at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,104 million, equivalent to Ps.0.00299145 per share, or Ps.0.35 per CPO. On April 27, 2007, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. In addition to the dividend payment approved by our stockholders on April 30, 2009, and based on a proposal by our Board of Directors, on December 10, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4.0 billion, which includes the payment of an extraordinary dividend of Ps.1.0 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO, equivalent to Ps.0.011538461538 per share. The dividend payment approved on December 10, 2009 would have generally been paid in April 2010. We did not make a payment of any additional dividends during 2010. On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings. The agreements related to some of our outstanding indebtedness contain covenants that restrict, among other things, the payment of dividends, under certain conditions.
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

Period	High	Low	Average(1)	Period End
2006	11.4809	10.4303	10.9034	10.8116
2007	11.2676	10.6639	10.9274	10.9157
2008	13.9183	9.9180	11.1455	13.8325
2009	15.3650	12.5969	13.4983	13.0659
2010	13.1819	12.1575	12.6287	12.3496
2011 (through June 24, 2011)	12.2619	11.5023	11.8966	11.8822
January	12.2619	12.0239	12.1258	12.1519
February	12.1900	11.9937	12.0703	12.1062
March	12.0981	11.9084	11.9992	11.9084
April	11.8533	11.5278	11.7184	11.5278
May	11.7660	11.5023	11.6533	11.5780
June (through June 24, 2011)	11.9591	11.6277	11.8057	11.8822

(1)	Annual average rates reflect the average of the daily exchange rate during the relevant period.
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
On June 24, 2011 the FIX Rate was Ps.11.8822 per U.S.$1.00.

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
Risk Factors Related to Mexico
Economic and Political Developments in Mexico May Adversely Affect Our Business
Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation or appreciation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.
Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition
Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased 1.2% in 2008, decreased by 6.1% in 2009 and increased by an estimated 5.4% in 2010. Mexican GDP growth surpassed Mexican government forecasts in 2010 and, according to Mexican government forecasts, Mexican GDP is expected to increase by approximately 3.8% in 2011. We cannot assure you that these estimates and forecasts will prove to be accurate.
Mexico was adversely affected by the global economic crisis that started in the summer of 2007. The country’s main economic indicators were negatively affected, including a rise in unemployment, decline of interest rates, higher inflation and a devaluation of the Peso against the U.S. Dollar. This global economic downturn and/or any future economic downturn, including downturns in the United States and Europe, could affect our financial condition and results of operations. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products.
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

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties
The global financial markets continue to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and recent credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, and Spain and the risk of a potential downgrade and credit deterioration of the U.S. economy. It is uncertain how long the effects of this global financial stress in the markets will persist and what impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any such countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.
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
High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs
Mexico historically has experienced high levels of inflation, although the rates have been lower for more than 20 years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 6.5% in 2008, 3.6% in 2009, 4.4% in 2010 and is projected to be 3.9% in 2011. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.
High Interest Rates in Mexico Could Increase Our Financing Costs
Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.7%, 5.5%, and 4.4% for 2008, 2009, and 2010, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
The Mexican Federal Congress is not controlled by any specific political party. Therefore, Mexico’s President Felipe Calderón Hinojosa and his party, the Partido Acción Nacional, or the PAN, have faced opposition in Congress during the first four and a half years of his term.
Changes in laws, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic and political situation, which in turn, may adversely affect our business, financial condition and results of operations.
In July 2009, new members were elected to the Cámara de Diputados, or the Chamber of Representatives, local Congress of some states, and Governors of six states, among other offices. As a result of these elections, the Partido Revolucionario Institucional or PRI, acquired a significant majority in the Chamber of Representatives. The lack of party alignment between the Chamber of Representatives and the President could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy. It is also possible that political uncertainty may adversely affect Mexico’s economic situation. The new members of Congress have focused on important legal reforms, which have not been and may not be approved, including labor reforms. See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency. We cannot ascertain, at this time, how any material adverse effect on Mexican economic policy, Mexico’s economic situation, the stability of Mexico’s currency or market conditions may affect our business or the price of our securities.
Mexico has Experienced a Period of Increased Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties
Mexico has experienced a period of increased criminal activity and violence, primarily due to organized crime. These activities, their escalation and the violence associated with them could in the future have a negative impact on the business environment in which we operate, and therefore on our financial condition and results of operations.
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
The Mexican Antitrust Commission may also impose conditions that could adversely affect some of our activities, our business strategy, our financial condition and results of operations.
See “Information on the Company — Business Overview — Regulation — Mexican Antitrust Law”.
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

Certain amendments to the existing Ley Federal de Radio y Televisión, or Radio and Television Law, and the Ley Federal de Telecomunicaciones, or Telecommunications Law, have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice in June 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid to offer such services pursuant to a concession and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years with the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with the obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice’s ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions.
In September 2010, Mexico’s President Felipe Calderon Hinojosa, published through the SCT in the Diario Oficial de la Federación, or the Official Gazette of the Federation, a decree establishing the actions to be taken to expedite the transition to digital television and digital radio broadcasting, which intends to end analog broadcasting at some point between 2011 and 2015 (referred to in this annual report as the 2010 Decree).
The 2010 Decree modifies the release published by the SCT in July 2004 which established procedures and set forth other applicable provisions for the transition to digital television. The constitutionality of the 2010 Decree has been challenged before the Supreme Court of Justice of Mexico by the Mexican Federal Congress, alleging that Mexico’s President Felipe Calderon Hinojosa, pursuant to the Radio and Television Law, overstepped his authority when issuing the 2010 Decree, and that the 2010 Decree therefore is unconstitutional. The dispute is currently pending resolution by the Supreme Court of Justice of Mexico.
In 2007, the Mexican Federal Congress passed an amendment to the Political Constitution of the United Mexican States, or Mexican Constitution, pursuant to which, among other things, the Federal Electoral Institute (Instituto Federal Electoral, or IFE) has, during certain periods, the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). For a description of Official Television Broadcast Time and Official Radio Broadcast Time, see “Information on the Company — Business Overview — Business Strategy — Maintaining our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods (referred to in this annual report as the Constitutional Amendment).
The IFE and the political parties must comply with certain requirements included in the Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the Constitutional Amendment and as such criteria are reflected in applicable law.
In addition to the foregoing, pursuant to the Constitutional Amendment, political parties are prohibited from purchasing or acquiring advertising time, directly or through third parties, from radio or television stations; likewise, third parties shall not acquire advertising time from radio or television stations for the broadcasting of advertisements which may influence the electoral preferences of Mexican citizens, nor in favor or against political parties or candidates to offices elected by popular vote.
We believe we have been operating our business in compliance with the provisions of the Constitutional Amendment; however, we have filed legal actions contesting certain provisions of the Constitutional Amendment.

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
Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our financial condition and results of operations. Such Article 15-A, amended in July 2009, provides that a company that obtains third party personnel services from personnel services providers and which receives such personnel services on any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees. Such Article 15-A, as amended, also establishes the obligation that the Company sends a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.
In December 2009, the Mexican Government enacted certain amendments and changes to the Mexican tax laws related to income tax, value added tax and excise tax that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate was increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; (iv) taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004; (v) revenues from telecommunications and pay-TV services (except access to Internet services, interconnection services between public networks of telecommunications and public telephone services) became subject to a 3% excise tax; (vi) the excise tax rate on gaming (including bets and drawings) was increased from 20% to 30%; and (vii) the general value added tax rate was increased from 15% to 16%, and the rate on the border region was increased from 10% to 11%. We believe that the new provisions for the tax consolidation regime have a retroactive application and we are therefore challenging the constitutionality of these new provisions.
Risk Factors Related to Our Major Stockholders
Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders
We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust. Such trust currently holds 44.3% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.
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

Risk Factors Related to Our Business
The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions
Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2016 except for the concessions of 3 radio stations, which renewal applications were timely filed before the SCT but are still pending due to the Supreme Court’s ruling on the amendments to the Radio and Television Law. (See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). We are unable to predict when we will obtain the renewal to such concessions. The expiration dates of our Cable and Telecommunications concessions range from 2013 to 2038 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit an over-the-air UHF restricted television service through channel 46 which expired on November 17, 2010 (the “Channel 46 Concession”). We filed for a renewal of the Channel 46 Concession and in February 2010 the SCT notified Cablevisión that it would not be renewed; however, we are contesting the resolution of the SCT. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title; however, in connection with our television and radio concessions, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire.
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
The telecommunications industry in Mexico has become highly competitive and we face significant competition. Cable operators, who were already authorized to provide bidirectional data and internet broadband services and who have been recently authorized by the Mexican government to also provide voice services, including Voice over Internet Protocol, or VoIP, pose a risk to us. As the cable operators’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from growing.
In October 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations, or Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V. or Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services or cable television services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.
At the end of 2008, DISH, a competitor in the DTH market, launched its services in Mexico.

At the beginning of 2009, TV Azteca began offering HiTV, a television service which consists of the transmission of digital television channels through the technology known as Digital Terrestrial Television, or DTT, in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the release issued by the SCT for the transition to digital television. HiTV currently offers approximately 20 channels and charges for the decoder box, a fact which we believe constitutes a pay-TV service. The Mexican Fiscal Court, or the Tribunal Federal de Justicia Fiscal y Administrativa, is currently reviewing the legality of this service since the mirror concessions should be used to replicate the analog channel signals. We are uncertain as to how this service may affect our pay-TV business in the event it is considered legal. In addition, the decoder box that TV Azteca is utilizing to allow viewers to access its HiTV channels also allows the viewers access to our digital over-the-air networks without our permission.
Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment, telecommunications and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-TV customers and require us to make significant capital expenditures in new technologies and exclusive content. Developments may limit our access to new distribution channels and exclusive content, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.
The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations
Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympic Games and political elections. We typically recognize a disproportionately large percentage of our television broadcasting advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2008, 2009 and 2010 we recognized 31.3%, 31.3%, and 30.3% respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.
DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova
We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic. The balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova.
Loss of Transmission or Loss of the Use of Satellite Transponders Could Cause a Business Interruption in Innova, Which Would Adversely Affect Our Net Income
Media and telecom companies, including Innova, rely on satellite transmissions to conduct their day-to-day business. Any unforeseen and sudden loss of transmission or non-performance of the satellite for Innova can cause huge losses to Innova’s business. The unforeseen loss of transmission may be caused due to the satellite’s loss of the orbital slot or the reduction in the satellite’s functional life.
The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, which was launched in the first quarter of 2010. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.

The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies
In December 2010, we made a substantial investment in Broadcasting Media Partners, Inc., or BMP, the parent company of Univision Communications, Inc., or Univision. However, we do not control and do not consolidate the results of BMP. Most of our investment in BMP is currently held in the form of convertible debentures. Our conversion of the debentures into shares of common stock of BMP is subject to certain conditions, and any delay in such conversion could materially affect the value of the debentures. After the conversion, we will remain a minority equity holder of BMP. The results of operations of BMP and Univision may affect the value of our investment in BMP and our results of operations. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt, (ii) cancellation, reductions or postponements of advertising, (iii) possible strikes or other union job actions, (iv) changes in the rules and regulations of the U.S. Federal Communications Commission, or FCC, (v) an increase in the cost of, and decrease in the supply or quality of, programming, (vi) an increase in the preference among Hispanics for English-language programming, (vii) competitive pressures from other broadcasters and other entertainment and news media and (viii) the impact of new technologies.
In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF Telecom Holdings, S.A.P.I. de C.V., or GSF, which indirectly owns 100% of the outstanding shares of Grupo Iusacell, S.A. de C.V., or Iusacell. However, we do not control and do not consolidate the results of GSF. Most of our investment in GSF is currently held in the form of debentures mandatorily convertible into shares of stock of GSF. The conversion of the GSF convertible debentures is subject to regulatory approval, and any delay in the issuance of such approval would give rise to increased conversion costs and a prolonged conversion timeframe, which could materially affect the value of the debentures. After the mandatory conversion, we will still not be a majority owner of GSF and will share governance rights with the other owner. The results of operations of GSF and Iusacell may affect the value of our investment in GSF and our results of operations. The business, financial condition and results of operations of Iusacell could be materially and adversely affected by risks including, but not limited to: (i) technology becoming obsolete, (ii) the inability to renew concessions and existing arrangements for roaming and other services, (iii) litigation being resolved against Iusacell, (iv) the dependence on revenues from subsidiaries to repay debt, (v) the loss of subscribers as a result of changes in the telecommunications industry and (vi) changes in the regulatory environment.
There can be no assurance that the results of operations of BMP, GSF and their respective subsidiaries will be sufficient to maintain or increase the value of our investments in such companies, or that such results will not materially and adversely affect our results of operations.
Risk Factors Related to Our Securities
Any Actions Stockholders May Wish to Bring Concerning Our Bylaws or the CPO Trust Must Be Brought in a Mexican Court
Our bylaws provide that a stockholder must bring any legal actions concerning our bylaws in courts located in Mexico City. The trust agreement governing the CPOs provides that a stockholder must bring any legal actions concerning the trust agreement in courts located in Mexico City. All parties to the trust agreement governing the CPOs, including the holders of CPOs, have agreed to submit these disputes only to Mexican courts.
Non-Mexicans May Not Hold A Shares, B Shares or D Shares Directly and Must Have Them Held in a Trust at All Times
Non-Mexicans may not directly own A Shares, B Shares or D Shares, but may hold them indirectly through a CPO trust, which will control the voting of the A Shares and B Shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.
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
Non-Mexican Holders of Our Securities Have Limited Voting Rights
Non-Mexican holders of GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our Shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings”.

Our Antitakeover Protections May Deter Potential Acquirors and May Depress Our Stock Price
Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our stockholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their Shares over the then current market price, and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information — Bylaws — Antitakeover Protections”.
GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities
In situations where we request that The Bank of New York Mellon, the depositary for the securities underlying the GDSs, ask GDS holders for voting instructions, the holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings — Holders of CPOs”. For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.
This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.
The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash
Under Mexican law and our bylaws, our stockholders have preemptive rights. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights”.
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

Forward-Looking Statements
This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. We may from time to time make forward-looking statements in reports to the Securities and Exchange Commission, or SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include, but are not limited to:
•	projections of operating revenues, net income (loss), net income (loss) per CPO/share, capital expenditures, dividends, capital structure or other financial items or ratios;
•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
•	our current and future plans regarding our online and wireless content division, Televisa Interactive Media, or TIM;
•	statements concerning our current and future plans regarding our investment in the Spanish television channel Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta;
•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;
•	statements concerning our current and future plans regarding our gaming business;
•	statements concerning our current and future plans regarding the fixed telephony service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión;
•	statements concerning our transactions with Univision and our current and future plans regarding our investment in BMP, the parent company of Univision;
•	statements concerning our current and future plans regarding our investment in GSF, the controlling company of Iusacell;
•	statements concerning our series of transactions with DIRECTV, and News Corporation, or News Corp.;
•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;
•	statements concerning our plans to build and launch a new transponder satellite;
•	statements about our future economic performance or statements concerning general economic, political or social conditions in the United Mexican States, or Mexico, or other countries in which we operate or have investments; and
•	statements or assumptions underlying these statements.

Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.
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
Capital Expenditures
The table below sets forth our actual capital expenditures, permanent investments and acquisitions for the years ended December 31, 2008, 2009 and 2010 and our projected capital expenditures for the year ended December 31, 2011. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2011, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

	Year Ended December 31,(1)
	2008		2009		2010		2011
	(Actual)		(Actual)		(Actual)		(Forecast)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	478.8	U.S.$	499.3	U.S.$	1,011.0	U.S.$	850.0
La Sexta(3)		63.4		49.0		29.2		—
BMP(4)		—		—		1,255.0		—
GTAC(5)		—		—		33.3		38.3
Iusacell(6)		—		—		—		1,602.5
Other acquisitions and investments(7)		137.0		10.5		—		390.9
Total capital expenditures and investments	U.S.$	679.2	U.S.$	558.8	U.S.$	2,328.5	U.S.$	2,881.7

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2008, 2009 and 2010 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in Mexican Pesos and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.12.3576 to one U.S. Dollar, the Interbank Rate as of December 31, 2010, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)	Reflects capital expenditures for property, plant and equipment, in all periods presented. Includes U.S.$183.3 million in 2008, U.S.$239.0 million in 2009 and U.S.$438.5 million in 2010 for the expansion and improvement of our Cable and Telecom segment; U.S.$114.0 million in 2008, U.S.$128.8 million in 2009 and U.S.$436.6 million in 2010 for the expansion and improvement of our Sky segment and, U.S.$39.6 million in 2008, U.S.$17.5 million in 2009 and U.S.$12.5 million in 2010 for our Gaming business; and U.S.$141.9 million in 2008, U.S.$114.0 million in 2009, and U.S.$123.4 million in 2010 for our Broadcasting Television segment and other businesses. The actual amount for 2010 includes an accrual of U.S.$111.0 million related to our investment in a new 24-transponder satellite that was launched in the first quarter of 2010, which was paid in cash in the first quarter of 2011. The forecast amount for 2011 totalling U.S.$850 million includes capital expenditures of U.S.$435 million and U.S.$270 million for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$145 million is for our Television Broadcasting segment and other segments.

(3)	In 2008 and 2009 we made capital contributions related to our interest in La Sexta (40% in 2008 and 40.5% in 2009) in the amount of U.S.$63.4 million (€44.4 million) and U.S.$49 million (€35.7 million), respectively. In 2010, we made short-term loans related to our 40.5% in La Sexta in the principal amount of U.S.$29.2 million (€21.5 million). In the first quarter of 2011, we made a capital contribution related to our interest in La Sexta with the principal amount of the short-term loans made by us in 2010, and our interest in La Sexta increased from 40.5% to 40.8%. Currently, we do not have commitments for additional capital contributions in La Sexta.

(4)	In 2010, we made investments of U.S.$1,255.0 million in cash in BMP, the parent company of Univision, in exchange for a 5% equity stake of the outstanding common stock of BMP and U.S.$1,125 million aggregate principal amount of debentures due 2025 bearing interest at an annual rate of 1.5%, that are initially convertible at our option into additional shares currently equivalent to a 30% equity stake in the common stock of BMP, subject to certain conditions and regulations.

(5)	In 2010, we made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$4.3 million (Ps.54.7 million). Additionally, in 2010, we provided long-term financing to GTAC in the principal amount of U.S.$29.0 million (Ps.372.1 million) under a credit facility related to our interest in GTAC. In 2011, we have commitments to make additional capital contributions related to our 33.3% interest in GTAC in the amount of U.S.$13.4 million (Ps.159 million) and provide additional long-term financing to GTAC in the principal amount of U.S.$24.9 million (Ps.296.1 million) under a credit facility related to our interest in GTAC.

(6)	In the second quarter of 2011, we made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in convertible debt of Iusacell as described in the following sentences. Upon conversion of the debt, which is subject to the approval of the Mexican Antitrust Commission, our equity participation in Iusacell will be 50%. The convertible debt of Iusacell was divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures are the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365.0 million, issued against the payment we made in cash on April 7, 2011. The Series 2 Debentures are the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200.0 million, payable in cash by us no later than October 31, 2011 (in a single up-front installment or in multiple installments). As of June 28, 2011, U.S.$600.0 million of the amount payable in respect of the Series 2 Debentures had been paid, and U.S.$600.0 million remains to be paid no later than October 31, 2011.

(7)	In 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes of Alvafig, which proceeds were used by Alvafig to acquire shares representing approximately 11% of Cablemás’ aggregate capital stock, and made additional capital contributions in Volaris, the low-cost carrier airline in Mexico, in the amount of U.S.$12.0 million, among others. In 2009, we made investments in Volaris, for an aggregate amount of U.S.$5.0 million, and in other companies in which we hold a non-controlling interest for an aggregate amount of U.S.$5.5 million. In the first half of 2011, we agreed with the other stockholders of Cablemás the terms for us to acquire all of their equity interest in Cablemás for an aggregate amount of U.S.$390.9 million (Ps.4,603.0 million), which was paid with cash and 24.8 million CPOs issued by us on April 29, 2011.
In 2008, 2009 and 2010, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2011 and potential investments and/or acquisitions going forward through a combination of cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2011 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
Business Overview
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2010, our broadcast television channels had an average sign-on to sign-off audience share of 69.6%. We produce pay-TV channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2010, we exported 74,209 hours of programming to approximately 58 countries, excluding the United States.
We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 138 million magazines publishing 165 titles in approximately 20 countries.

We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in three Mexican cable companies, Cablevisión, Cablemás and Televisión Internacional, S.A. de C.V. and its subsidiaries, collectively TVI. We own 51% of Cablevisión and 50% of TVI. We also owned 58.3% of Cablemás. As of June 17, 2011, we own 100% of Cablemás. See “Business Strategy — Continue Building Our Pay Television Platforms — Cable”.
We also own Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that as of December 31, 2010 reached 75% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.
We also own an unconsolidated equity stake in La Sexta, a free-to-air television channel in Spain, and in OCESA, one of the leading live entertainment companies in Mexico.
In December 2010, we made a substantial investment in BMP, the parent company of Univision, the leading Spanish-language media company in the United States.
In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF, which indirectly owns 100% of the outstanding shares of Iusacell. Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico.
Business Strategy
We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins. We were able to withstand the economic downturn as well as the depreciation of the Mexican Peso of 2008 as a result, in part, of our cost cutting plan, which we put into effect in the last quarter of 2008. For more information on our cost cutting plan, see “Operating and Financial Review and Prospects”.
By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue expanding our pay-TV networks business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform. We will continue to strengthen our position in the cable and telecommunications industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and become an important player in the gaming industry.
We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.
Maintaining Our Leading Position in the Mexican Television Market
Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2009 and 2010, our networks aired 68% and 67%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE AGB Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.

In April 2008, we began broadcasting more than 1,000 hours per year of NBC Universal’s Telemundo’s original programming on Channel 9. We currently, and through December 2011, pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2012, we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming. In addition, since 2010 we distribute, via Sky and Cablevisión, a new pay-TV channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides us with Telemundo’s original content, including its highly popular telenovelas currently broadcast on our Channel 9, on all of our digital platforms including Esmas.com. Moreover, we also offer mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through our mobile business unit Esmas Móvil, the leading mobile premium content provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.
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
Maintaining High Operating Segment Income Margins. Our television broadcasting operating segment income margins for 2009 and 2010 were 47.9% and 47.1%, respectively. We intend to continue maintaining high television broadcasting operating segment income margins by increasing revenues and controlling costs and expenses.
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
We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 62%, 57%, and 63% of total available national advertising time on our networks during prime time broadcasts in 2008, 2009 and 2010, respectively, and approximately 49%, 47%, and 50% of total available national advertising time during all time periods in 2008, 2009 and 2010, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.
Continue Building Our Pay Television Platforms
DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 3.04 million subscribers, of which 149,899 were commercial subscribers as of December 31, 2010.
Intelsat, our primary satellite service provider, has reported that its satellite IS-9 is estimated to have its end of life reduced to October 2012, and that it anticipates a replacement satellite, IS-21, to start service in the third quarter of 2012.
In December 2007, Sky and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite will provide back-up for both platforms, and will also double Sky’s current capacity. Sky plans to use this extra capacity for High Definition, or HD, and other value-added services. The satellite was manufactured by Orbital Sciences Corporation and was launched in the first quarter of 2010. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.

The key components of our DTH strategy include:
•	offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the World Cup, selected matches of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, world equestrian games, marathons, diamond league, XFL, Carling Cup and Rolex World Cup Jumping;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-TV services in Mexico;

•	expanding our DTH services in Central America and the Caribbean;

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;

•	providing competitive HD experience and expanding our programming offer; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.
Pay Television Networks. Through our 16 pay-TV brands and 30 national and international feeds, we reached more than 26 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2010. Our pay-TV channels include, among others, three music, four movie, seven variety and entertainment channels, one 24-hour news channel, Foro TV, and one sports channel, Televisa Deportes Network, or TDN, which offers 24-hour-a-day programming 365 days a year. TDN features more than eight hours a day of proprietary content, including editorial content, story coverage, commentary and transmission of national and international soccer tournaments, basketball, golf, volleyball, wrestling, boxing and extreme sports. The content is available in standard definition and includes the exclusive transmission and retransmission of certain matches of the Mexican first division soccer tournament, as well as additional matches broadcast simultaneously; the Spanish soccer cup, including exclusive transmission of two matches per week; Noticiero Televisa Deportes; the 2010 soccer World Cup; the UFC Ultimate Fighting Championship; and much more. This pay-TV sports channel resulted from a licensing agreement that Televisa has entered into with Barra Deportiva, S.A. de C.V., the new independent producer formed from the association of Televisa and Deportes y Medios Panamericana, S.A. de C.V. owned by Estadio W. We hold a 49% full voting stake in Barra Deportiva, S.A. de C.V. In addition to our investment in BMP in December 2010, we sold to Univision our entire interest in TuTv, LLC, or TuTv, our former venture with Univision through which we distributed pay-TV channels within the United States, which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million. See “— Univision”.
Cable. We are a shareholder in two Mexican cable companies, Cablevisión and TVI, and we have recently merged Cablemás into the Company. With a subscriber base of over 668,985 cable television, or video subscribers (all of which were digital subscribers), as of December 31, 2010 and over 2.21 million homes passed as of December 31, 2010, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the most important cable television operators in Mexico. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:
•	continuing to offer high quality programming;

•	continuing to upgrade its existing cable network into a broadband bidirectional network;

•	maintaining its 100% digital service in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•	increasing the penetration of its high-speed and bidirectional internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.

Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2010, Cablevisión had 299,157 cable modem, or broadband subscribers compared to 250,550 at December 31, 2009. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. Accordingly, Cablevisión has concluded its plan to switch its analog subscriber base to the digital service. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007, received governmental approval to introduce telephony services. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City, and as of December 31, 2010, it had 190,441 IP telephone lines in service, or voice subscribers. As of December 31, 2010, Cablevisión offers the service in every area in which its network is bidirectional.
Cablemás operates in 49 cities. As of December 31, 2010, the Cablemás cable network served 997,239 cable television, or video subscribers, 360,049 high-speed internet, or broadband subscribers and 205,180 IP-telephony lines, or voice subscribers, with approximately 2.89 million homes passed. In May 2008, we converted all of our convertible long-term notes into 99.99% of the capital stock of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. The conversion was authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. The initial two conditions that have already been met, and that going forward must be complied with on a continuous basis, are: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry, upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met as confirmed by the Mexican Antitrust Commission, including the termination of the Stockholder Trust which took place on June 17, 2009.
On April 1, 2011, we announced an agreement reached with the minority stockholder of Cablemás to obtain the 41.7% equity interest in Cablemás that we did not own. The acquisition of that equity stake resulted from a series of capital distributions, the capitalization of certain debt and receivables, and the subsequent merger of Cablemás into the Company in exchange for 24.8 million CPOs which were issued in connection with that transaction. The execution of the merger agreement between Cablemás and the Company was authorized at our stockholders’ meeting held on April 29, 2011, and regulatory approvals for the merger were obtained on February 24, 2011 and June 17, 2011.
In March 2006, our wholly-owned subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V., or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2010, TVI had 1.40 million homes passed, served more than 301,698 cable television, or video subscribers, 147,268 high-speed internet, or broadband subscribers and 106,129 telephone lines, or voice subscribers.
CVQ notified the Mexican Antitrust Commission of its intent to acquire a 50% interest in TVI, and after appealing the decision of such authority at the first stage of the process, in February 2007, the Mexican Antitrust Commission authorized the intended acquisition, subject to compliance with certain conditions related to our ability to determine the rates we charge for our services and products, and the manner in which we provide these services and products. We believe that as of this date, CVQ has complied on a regular basis with all of such conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.
The cable market in Mexico continues to consolidate. We have and will continue to be interested in making further investments and/or acquisitions, directly or indirectly of assets that will complement our telecommunications strategy, either through debt or equity instruments.
Expanding Our Publishing Business
With a total approximate circulation of 138 million magazines during 2010, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 165 titles; 104 are wholly-owned and produced in-house and the 61 remaining titles are licensed from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to approximately 20 countries, including Mexico, the United States and countries throughout Latin America.
We believe that Editorial Televisa leads at least 18 of the 20 markets in which we compete in terms of readership.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market
We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2010, we licensed 74,209 hours of programming in approximately 58 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.
In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes Televisa, which holds a 40.7680% equity interest therein; Grupo Globomedia and the Mediapro Group, which control a 51.978% equity interest, indirectly, through their interest in GAMP Audiovisual, S.A., or GAMP; and since November 2006, Gala Desarrollos Comerciales, S.L. or Gala, which holds a 7.254% equity interest which it acquired from GAMP. La Sexta began broadcasting in March 2006. Through our investment in La Sexta, we believe we are able to capitalize on the size of Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets. For a description of our arrangements with La Sexta, see “— Investments — La Sexta”.
The U.S.-Hispanic population, estimated to be 50.5 million, or approximately 16% of the U.S. population, according to U.S. Census estimates published in March 2011, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 21% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.5 trillion of U.S. consumer spending, or 10.5% of the U.S. total disposable income, by 2015, outpacing the expected growth in total U.S. consumer expenditures.
We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.
We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2008, 2009 and 2010, Univision paid us U.S.$146.5 million, U.S.$143.0 million and U.S.$156.1 million, respectively, in royalties. In December 2010, we completed a net cash investment of U.S.$1.2 billion in Univision and certain other transactions related to that investment and to the Program License Agreement, or PLA, between Televisa Internacional, S.A. de C.V. and Univision. For a description of our arrangements with Univision, see “— Univision”.
Until December 2010, we maintained a joint venture, TuTv, with Univision through which we operated and distributed a suite of Spanish-language television channels for digital cable and satellite delivery in the United States. In addition to our investment in BMP in December 2010, we sold to Univision our entire interest in TuTv, our former venture with Univision, which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million. See “— Univision”.
Developing New Businesses and Expanding through Acquisitions
We plan to continue growing our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2010, we had 23 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening bingo and sports books halls over the course of the next three years. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,700 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico.
On August 30, 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance operates through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products is an integral part of the activities of TCP. As part of this alliance, on October 8, 2009, TCP entered into, among others, a commercial supply agreement with Genomma Lab. We make available our different media platforms in the United States and Puerto Rico to TCP, which provides Genomma Lab’s brands with significant advertising in the targeted markets corresponding to Genomma Lab’s business model. This will enable Genomma Lab to expand the extensive success of its brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 50 million consumers with an estimated purchasing power of over $870 billion annually while leveraging Televisa’s reach and name recognition in the Hispanic market. The transaction closed on October 8, 2009 and we launched operations in March 2010. During 2010, TCP sold and distributed Genomma Lab’s products such as over-the-counter, pharmaceutical and cosmetic products, and certain commemorative coins of Mexico’s 200 years as an independent nation.
On February 15, 2010, we entered into an Investment and Securities Subscription Agreement, or Investment Agreement, with NII pursuant to which we agreed to invest U.S.$1.44 billion in cash for a 30% equity interest in Comunicaciones Nextel de Mexico, S.A. de C.V., or Nextel Mexico. Our investment and other transactions contemplated by the Investment Agreement were conditioned upon the consortium formed by Nextel Mexico and the Group being awarded licenses to use specified amounts of spectrum in the spectrum auctions held in Mexico during 2010, and other customary closing conditions. In October 2010, we and NII announced that we had mutually agreed to terminate the Investment Agreement and other related agreements.

On March 18, 2010, Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Mega Cable, S.A. de C.V., or Megacable, agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Mexican Federal Electricity Commission, or CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using dense wavelength division multiplexing, or DWDM, technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services around the end of 2011. The total investment in GTAC made by the consortium in 2010 was Ps.1.3 billion and there will be further investments in 2011, in an approximate amount of Ps.700 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.
On April 7, 2011, we entered into a transaction pursuant to which CVQ, our wholly-owned subsidiary, acquired (i) the trust beneficiary rights to 1.093875% of the outstanding shares of GSF, which indirectly owns 100% of the outstanding shares of Iusacell for an aggregate purchase price of approximately U.S.$37.5 million; and (ii) Unsecured Convertible Debentures 2010 issued by GSF, or the GSF convertible debentures, which are mandatorily convertible into shares of stock of GSF, in an aggregate principal amount of approximately U.S.$365 million of the Series 1 tranche thereof and U.S.$1,200 million of the Series 2 tranche thereof, for an aggregate investment in the GSF convertible debentures of approximately U.S.$1,565 million. The trust beneficiary rights and the Series 1 Debentures were paid in cash on April 7, 2011. The Series 2 Debentures are payable in cash by us no later than October 31, 2011 (in a single up-front installment or in multiple installments). As of June 28, 2011, U.S.$600.0 million of the amount payable in respect of the Series 2 Debentures had been paid, and U.S.$600.0 million remains to be paid no later than October 31, 2011. The trust beneficiary rights and the GSF convertible debentures were transferred to CVQ by México Media Investments S.L., or MMI, a single-stockholder corporation (sociedad unipersonal) organized in Spain.
We also agreed to make an additional payment of U.S.$400 million to Iusacell if cumulative earnings before interest, taxes, depreciation and amortization, or EBITDA, of Iusacell reaches U.S.$3,472 million any time from January 1, 2011 and up to December 31, 2015. Upon conversion of the GSF convertible debentures, CVQ will own 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell, and we and Grupo Salinas Telecom, S.A. de C.V., or GSTelecom, the beneficial owner of the remaining 50% of the GSF stock, will have equal corporate governance rights. The mandatory conversion of the GSF convertible debentures is only subject to the approval of the Mexican Antitrust Commission.
Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico. As of December 5, 2010, Iusacell had just over 3.95 million mobile wireless subscribers. In addition, Iusacell holds and operates concessions for the 800 MHz band, which allow it to provide wireless cellular services in five adjacent regions in Central and Southern Mexico, and for the 1900 MHz band, which allow it to provide PCS wireless services nationwide. Iusacell also provides other telecommunications services, such as fixed-line telephony, broadband services and links leasing to corporate customers.
Iusacell offers mobile telephony services using the CDMA technology, which is the highest capacity digital technology available for the 800 MHz and 1900 MHz frequency bands. In 2007 and 2008, Iusacell upgraded its network in certain regions through the implementation of the EVDO-3G Rev A technology, which enables users to transfer data signals at high speeds of up to 3.1 megabits per second. In addition to its basic wireless mobile services, Iusacell also offers a broad range of other telecommunications services, including long distance telephony, wireless local telephony, and data transmission. In 2010, Iusacell completed the installation of a GSM/HSDPA+ network, which enables it to provide mobile telephony and high-speed data transmission services in Mexico’s nine cellular/PCS regions. As a result, Iusacell became the only mobile provider in Mexico to operate both CDMA2000 and GSM/HSPA+ technology networks.
Within its primary line of business, which is the provision of mobile telephony services, Iusacell competes with other cellular telephony and personal communication service providers in each of the markets in which it operates. Iusacell competes nationwide with Radiomóvil Dipsa, S.A. de C.V., a subsidiary of América Móvil, S.A.B. de C.V., which operates under the brand name “Telcel”. Telcel holds spectrum concessions and provides services throughout Mexico, and is the largest wireless operator in the country. Iusacell also competes nationwide with Telefónica Móviles de México, S.A. de C.V., which is the second largest wireless operator in Mexico and offers wireless services under the brand name “Movistar”, and with Comunicaciones Nextel de Mexico, S.A. de C.V., which offers wireless services under the “Nextel” brand name.

We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions in Mexico, the United States and elsewhere. Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, and could be substantial in size. We are constantly seeking investment opportunities that complement our telecommunications strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures and other collaborative projects and investments.
Television
Television Industry in Mexico
General. There are ten television stations operating in Mexico City and approximately 468 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own an English-language television station in Mexico on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 84 and 92 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de Mexico, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 18 repeater stations, and Channel 22. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 17 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.
We estimate that approximately 23.5 million Mexican households have television sets, representing approximately 91.2% of the total households in Mexico as of December 31, 2010. We believe that approximately 97.5% of all households in Mexico City and the surrounding area have television sets.
Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE AGB Mexico, a privately owned market research firm based in Mexico City. IBOPE AGB Mexico is one of the 15 global branch offices of IBOPE. IBOPE AGB Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 25 other Mexican cities with a population over 500,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE AGB Mexico reports that its television surveys have a margin of error of plus or minus 5%.
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
Programming
Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2008, 2009 and 2010, we produced approximately 72,900 hours, 71,300, and 74,900 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite ventures, including programming produced by our local stations.
We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2008, we broadcast the 2008 Olympic Games held in Beijing, China, and the 2008 FIFA Beach Soccer World Cup. In 2009, we broadcast the 2009 Confederations Cup, the 2009 FIFA Beach Soccer World Cup, the 2009 CONCACAF Gold Cup, the 2009 FIFA Under-17 World Cup and the 2009 FIFA Under-20 World Cup. In 2010, we broadcast the UEFA Champions League, the 2010 FIFA World Cup South Africa, the 2010 FIFA Under-17 Women World Cup, the 2010 FIFA Under-20 Women World Cup and the 2010 UEFA Super Cup. We acquired the rights to broadcast the 2014 FIFA World Cup Brasil for the territory of Mexico and the rights to broadcast the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.
Our programming is produced primarily at our 30 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 43 studios and 35 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.
Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 45%, 44%, and 37% of the programming broadcast on our four television networks in 2008, 2009 and 2010, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.
Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.
Television Broadcasting
We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2010.

	Wholly
	Owned
	Mexico City	Wholly	Majority	Minority
	Anchor	Owned	Owned	Owned	Independent	Total
	Stations	Affiliates	Affiliates	Affiliates	Affiliates	Stations
Channel 2	1	123	2	—	1	127
Channel 4	1	—	—	—	—	1
Channel 5	1	62	—	—	4	67
Channel 9	1	15	—	—	13	29
Subtotal	4	200	2	—	18	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	219	2	1	32	258

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE AGB Mexico surveys during 2008, 2009 and 2010, our networks aired 137, 136, and 134, respectively, of the 200 most watched television programs throughout Mexico and produced 17, 16, and 17, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were not aired on our networks.
The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2008 through December 2010, shown on a bimonthly basis.

Average Audience Share
January 2008 — December 2010(1)

(1)	Source: IBOPE AGB Mexico.

Average Ratings
January 2008 — December 2010(1)

(1)	Source: IBOPE AGB Mexico.
Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 23.1 million households, representing 98.5% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2008, 2009 and 2010.
According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television, which is estimated to end by the year 2021. Also, 11 repeaters of the Channel 2 Network located outside of Mexico City and along the border with the United States have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.
The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2008(1)	2009(1)	2010(1)
Prime time hours	34.1%	33.9%	33.3%
Weekday prime time hours	38.3%	36.6%	37.9%
Sign-on to sign-off hours	32.1%	31.7%	30.8%

(1)	Source: IBOPE AGB Mexico.

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
Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 21.5 million households, representing approximately 91.7% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit DTV services in Channel 50 as its second channel during the transition period estimated to end by the year 2021. Also, seven repeaters of the Channel 5 Network have obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.
The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2008(1)	2009(1)	2010(1)
Prime time hours	18.1%	18.6%	16.9%
Weekday prime time hours	16.1%	17.1%	13.8%
Sign-on to sign-off hours	19.6%	20.3%	19.4%

(1)	Source: IBOPE AGB Mexico.
We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2010, we aired 29 of the 50 top-rated movies.
Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.3 million households, representing approximately 22.5% of television households in Mexico in 2010. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 4 obtained a license to transmit DTV services in Channel 49 as its second channel during the analog to digital transition period estimated to end by the year 2021. Since December 2005, this DTV station has been fully operational.
The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2008(1)	2009(1)	2010(1)
Prime time hours	7.2%	6.2%	5.8%
Weekday prime time hours	8.4%	7.5%	6.5%
Sign-on to sign-off hours	9.0%	8.3%	8.0%

(1)	Source: IBOPE AGB Mexico.

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
Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately 38% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 17.1 million households, representing approximately 72.8% of households with television sets in Mexico. Channel 9 broadcasts in 26 of the 27 cities other than Mexico City that are covered by national surveys.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period estimated to end by the year 2021. In addition, four repeaters of the Channel 9 Network have obtained a similar license. Since January 2007, this DTV station has been operational. Also, as disclosed above, in April 2008, we began broadcasting Telemundo’s original programming on Channel 9.
The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2008(1)	2009(1)	2010(1)
Prime time hours	11.8%	11.2%	12.0%
Weekday prime time hours	11.1%	11.1%	12.3%
Sign-on to sign-off hours	11.7%	10.6%	11.3%

(1)	Source: IBOPE AGB Mexico.
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
Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2008, 2009 and 2010, the local television stations owned by us produced 49,500 hours, 48,600 hours, and 48,900 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.
According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, nine of the 18 local stations wholly owned and the television station on the California border have obtained licenses to transmit DTV services in their service area during the transition period estimated to end by year 2021. These ten DTV stations are in place and fully operational.
Border Stations. We currently own XETV, or the Border Station, a Tijuana based television station which operates under a concession from the SCT from Mexico on the Mexico/U.S. border and broadcasts English-language programs pursuant to a permit granted by The Ministry of the Interior, which is renewed annually. The Border Station is affiliated with the Tijuana/San Diego market, under an affiliation agreement with The CW Network LLC, or CW Network. CW Network was formed as a joint venture between Warner Bros. Entertainment and CBS Corporation. The Border Station broadcasts under renewable permits issued by the FCC to the station and to CW Network, which authorize electronic cross-border programming transmissions. The Border Station is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by us. The Border Station’s FCC cross-border permit was renewed on June 30, 2008 for a five-year term expiring on June 30, 2013. CW Network’s cross-border FCC permit became effective on August 8, 2008 for a five-year term and will expire on August 8, 2013.

Pay Television Networks. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2010, we had over 26 million subscribers worldwide.
In 2008, 2009 and 2010, we produced approximately 13,200 hours, 13,300 hours, and 15,700 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Cinema Golden Choice 1 & 2, Cinema Golden Choice Latinoamérica, Canal de Telenovelas, American Network, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Clasico TV, TDN and Foro TV.
TuTv operates and distributes a suite of Spanish-language television channels in the United States. See “— Univision”. In addition to our investment in BMP in December 2010, we sold to Univision our entire interest in TuTv, our former venture with Univision, which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million. See “— Univision”.
Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 64,803 hours, 65,449 hours, and 74,209 hours of programming in 2008, 2009 and 2010, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2010, we had 232,233 half-hours of television programming in our library available for licensing.
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
With a total circulation of approximately 138 million copies in 2010, we publish 165 titles that are distributed in approximately 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a bi-weekly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a bi-weekly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.
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

Cable and Telecom
Cablevisión
The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Digital Cable Television Services”. According to the SCT and Cofetel, there were approximately 1,467 cable concessions in Mexico as of December 31, 2010, serving approximately 5.3 million subscribers.
Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2010, Cablevisión had 668,985 cable television, or video subscribers all of which were digital subscribers. On March 27, 2009, the shareholders of Cablevisión approved the issuance of an additional 657,467,502 common shares and an increase in its capital stock for an amount of Ps.328,733,751.00 for which Ps.3,371,266,237.00 was paid as premium for the subscription of such capital increase. As of November 29, 2010 the shareholders of Cablevisión approved the issuance of an additional 573,132,441 common shares and an increase in its capital stock for an amount of Ps.286,566,220.50 for which Ps.2,713,433,779.50 was paid as premium for the subscription of such capital increase. These capital increases did not change our percentage ownership in Cablevisión. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange under the ticker symbol “CABLE”.
Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service in a 100% bundled portfolio. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión’s 100% digital cable service offers six main programming packages which as of March 31, 2011 ranged in price from Ps.189.00 to Ps.679.00 (VAT included), and included up to 290 linear channels: 215 video channels (including 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 21 pay-per-view channels.
Video-on-Demand and Pay-Per-View Channels. Cablevisión currently offers its Video-On-Demand platform as well as 21 pay-per-view cable television channels in each of its digital service packages. The Video-On-Demand Service and the pay-per-view channels show films and special events programs, including sports and musical events among other content.
Cablevisión Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees. As of March 31, 2011, its current monthly service fees range in price from Ps.189.00 to Ps.679.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.
Cablevisión Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:
•	enhanced programming services, including video games, video on demand, high definition, impulse pay per view;

•	Broadband internet services; and

•	IP telephony services.
In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2010 offered the service in every area in which its network is bidirectional, which represents 90.3% of its total network.

In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 17,100 kilometers with over 2.2 million homes passed. In 2010, Cablevisión expanded its network by over 3,644 kilometers. As of December 31, 2010, 8.98% of Cablevisión’s network runs at 450 MHz, approximately 0.81% of Cablevisión’s network runs at 550 MHz, approximately 5.46% of Cablevisión’s network runs at 750 MHz, approximately 22.5% runs at 870 MHz, approximately 62.34% of Cablevisión’s network runs at 1 GHz, and approximately 90.34% of Cablevisión’s network has bidirectional capability.
Cablemás.
Cablemás Cable System. Cablemás operates in 49 cities. As of December 31, 2010, the Cablemás cable network served 997,239 cable television, or video subscribers, 360,049 high-speed internet, or broadband subscribers and 205,180 IP-telephony lines, or voice subscribers, with approximately 2.89 million homes passed.
As of December 31, 2010, Cablemás’ cable network consisted of 17,302 kilometers of cable. Cablemás is in the final stage of converting its existing cable network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to transmit video, data and voice at high-speeds. Currently, 93% of Cablemás’ cable network has bidirectional capability, of which 94.7% was operating at or greater than 550 MHz and 87% was operating at or greater than 750 MHz.
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
Cablemás’ investments to increase its networks’ bandwidth and make them bidirectional have allowed it to provide additional products which have enhanced its product offerings. These include:
•	Digital signal, Video-on-Demand, and high-definition programming among others, for cable television;

•	Broadband internet services; and

•	IP telephony services.
These additional products have allowed Cablemás to increase the average revenue generated per subscriber at no substantial incremental cost and at an economic advantage to consumers.
Cablemás Services. Since its beginning as a cable system concessionaire Cablemás has grown to offer cable television services, high-speed internet access and telephony services. As of March 2011, Cablemás offers three types of video packages to its customers, which include: “Minibasic” (U.S.$14), “Basic” (U.S.$27) and “Premium” (basic rate plus up to U.S.$25). Cablemás packages include up to 80 video channels. In addition, Cablemás offers high speed internet services ranging from 1.1 Mbps (U.S.$26) to 4 Mbps (U.S.$36) and telephony services, which are offered in 100 minute packages (U.S.$14) up to 800 minute packages (U.S.$29).
TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico.
As of December 31, 2010, TVI had 1.40 million homes passed, served more than 301,698 cable television, or video subscribers, 147,268 high-speed internet, or broadband subscribers and 106,129 telephone lines, or voice subscribers.
Bestel. In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Letseb, S.A. de C.V. and its subsidiaries and Bestel USA, Inc., collectively Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which as of December 2007, held 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. In June 2009, the Company acquired TVI’s indebtedness under the above mentioned term loan facility. In July 2009, the Company exchanged its loan balance in connection with such credit facility for the 15.4% interest TVI held in Cablestar. In November 2010 and March 2011, Cablemás and Cablevisión prepaid in full the oustanding balance of the U.S.$50.0 million and U.S.$225.0 million term loan facilities, respectively. Bestel focuses on providing voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in both Mexico and the United States. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses
Publishing Distribution. We estimate that we distribute approximately 45%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 30,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2008, 2009 and 2010, 63.9%, 62.2%, and 63.3%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards, sticker albums, novelties and other consumer products.
Televisa Interactive Media. TIM is the Company’s online and wireless content division. This venture includes Esmas, our Spanish-language horizontal internet portal; Esmas Móvil, our mobile value added service unit; and Tvolucion.com, our online video on demand streaming service. TIM leverages the Company’s and third party premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, and news bulletins.
With a wide range of content channels, online and mobile services, and more than 400 million page views per month and more than 27.8 million monthly unique users in 2010, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 72% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.
In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides us with original content, including its highly popular telenovelas currently broadcast on our Channel 9, on all of our digital platforms including Esmas.com. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through our mobile business unit Esmas Móvil, the leading mobile premium content cell phone provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.
Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S. and Latin America. In 2010, Esmas Móvil sent more than 18 million premium messages to approximately 5 million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, lotteries, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.
Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming”, “— Cable and Telecom — Digital Cable Television Services”, “— Cable and Telecom — Pay-Per-View Channels”, “— Radio Stations”, and “— DTH Ventures — Mexico and Central America”.
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
Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced four feature films in 2008, one in 2009, and none in 2010. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.
We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2008 we released two feature films through movie theaters, in 2009 we released Cabeza de Buda, one of our coproduced feature films, through movie theaters, and in 2010 we did not release any feature films. We also distribute our feature films outside of Mexico.
We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros., we were the exclusive distributor in Mexico of their feature films from January 1, 1999, until December 31, 2009. As of January 1, 2010, Warner Bros decided to grant the distribution rights of its films in Mexico to Universal Pictures. In 2008, 2009, 2010 and up to April 2011 we distributed 43, 40, 19 and 7 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.
At December 31, 2010, we owned or had rights to approximately 25 Spanish-language films and 110 movies on video titles. Many of these films and titles have been shown on our television networks, cable system and DTH services.
Gaming Business. In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2010, we had 23 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening bingo and sports books halls over the course of the next three years. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,700 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico.
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
Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM station in San Luis Potosí and one AM station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which added 50 affiliate stations (27 AM, 17 FM and 6 combination stations) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 117 stations (including 13 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 16 states in Mexico. Our programs aired through our radio stations network reach approximately 75 percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.
According to Investigadores Internacionales Asociados, S.C., or INRA, in 2008, 2009 and 2010, XEW-AM ranked, on average, thirteenth, thirteenth, and thirteenth, respectively, among the 31 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, sixth, seventh, and third, respectively, among the 28 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second, and second, respectively, among 24 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.

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
The successful exclusive radio broadcasting of the 2010 Soccer World Cup and 2008 Olympic Games placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.
During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering a record attendance of approximately 130,000 people during the last two events, which were performed at the Zocalo and the Angel de la Independencia, both in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.
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
Investments
OCEN. We own a 40% stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. In June 2010, OCEN sold its 51% interest in As Deporte, S.A. de C.V. (the principal triathlon and athletic competition producer in Mexico, and promoter of other sporting events in Mexico, such as the Ironman competition).
During 2008, 2009 and 2010, OCEN promoted more than 3,721, 4,497 and 3,891 events, respectively, and managed 15 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as a principal live entertainment company in Mexico.
Additionally, during 2010, OCEN continued the promotion of shows in Central America and Colombia, including a successful run of Cirque Du Soleil, Quidam in Bogotá, looking to expand its regional participation in live entertainment over new territories. An important component of OCEN’s business strategy for the last three years has been the increased on-line presence through the internet site www.ocesa.com.mx, pursuing a reduction of marketing costs, better understanding of the consumer and direct communication with OCEN’s user base through social networks and digital contents.
Mutual Fund Venture. On June 22, 2010, we sold our 40.84% interest in Más Fondos to Profie Mexicana, S.A. de C.V., our former partner in this venture. On March 24, 2011, the Mexican Bank and Securities Commission, or Comisión Nacional Bancaria y de Valores, or CNBV, authorized that sale.
Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., (jointly, “Vuela”). In July 2010, we sold our equity stake in Vuela, which in the aggregate represented a participation interest of 25% in Volaris, the company that operates the airline “Volaris”.
La Sexta. In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes the Company, which holds a 40.7680% equity interest therein; Grupo Globomedia and the Mediapro Group, which control a 51.978% equity interest, indirectly, through their interest in GAMP; and as of November 2006, Gala, which holds a 7.254% equity interest which it acquired from GAMP. La Sexta began broadcasting in March 2006.

With the investment in La Sexta, we expect to capitalize on the size and growth trends in Spain’s advertising market, as well as the potential synergies between the country’s entertainment market and our current markets.
During 2008, we made additional capital contributions of €44.4 million. During 2009, we made additional capital contributions of €35.7 million. During 2010, we made loans to La Sexta of €21.5 million which were capitalized on January 31, 2011.
There is no commitment to make additional capital contributions to La Sexta and we do not expect to do so, we cannot assure that La Sexta will be able to continue operations without additional third party financing or capital contributions by its shareholders.
Alvafig. In November 2006, we invested U.S.$258.0 million in long-term notes convertible, at our option and subject to regulatory approval, into 99.99% of the equity of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. In February 2008, we invested U.S.$100.0 million in an additional issuance of long-term notes convertible into 99.99% of the equity of Alvafig, which proceeds were used by Alvafig to increase its interest in Cablemás. In May 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig. The conversion was authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. The initial two conditions imposed by the Mexican Antitrust Commission that have already been met, and that going forward must be complied with on a continuous basis, are: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There are other conditions that have been met as confirmed by the Mexican Antitrust Commission, including the termination of the Stockholder Trust which took place on June 17, 2009.
On April 1, 2011, we announced an agreement reached with the minority stockholder of Cablemás to obtain the 41.7% equity interest that we did not own in Cablemás. The acquisition of such equity stake resulted from a series of capital distributions, the capitalization of certain debt and receivables, and the subsequent merger of Cablemás into the Company. On April 29, 2011, our stockholders approved the merger of Cablemás into the Company, as surviving company. As a result of this merger, a capital increase was approved by our stockholders, and consequently 24.8 million CPOs were issued in favor of Cablemás non-controlling stockholders. Regulatory approvals for the transaction were obtained on February 24, 2011 and June 17, 2011. Cablemás operates in 49 cities.
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services around the end of 2011. The total investment in GTAC made by the consortium in 2010 was Ps.1.3 billion and there will be further investments in 2011, in an approximate amount of Ps.700 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.
We have investments in several other businesses. See Notes 2 and 5 to our consolidated year-end financial statements.
DTH Ventures
Background. We own a 58.7% interest in Innova, a DTH company with services in Mexico, Central America, and the Dominican Republic. The remaining 41.3% of Innova is owned by DIRECTV.
For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity” and “Major Stockholders and Related Party Transactions — Related Party Transactions — Capital Contributions and Loans”.
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

In connection with our investment in Innova, we guarantee a share of Innova’s transponder lease obligations to Intelsat Corporation equal to our percentage ownership of Innova.
Sky. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. As of December 31, 2008, 2009 and 2010, Innova’s DTH satellite pay-TV service had approximately 1,759,801, 1,959,700, and 3,044,000 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with approximately 1,500 points of sale. In addition to the above, Innova also experienced growth during 2008, due to continuing growth in Central America and the Dominican Republic, and during 2009 and 2010 due to the success of VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.
During 2010, Sky offered exclusive content such as one out of every five soccer matches from the Mexican First Division 2010 Tournament, the widest coverage of the Spanish soccer league, the NFL Sunday Ticket, Major League Baseball, the National Hockey League and NBA PASS. Sky also added new channels to its lineup, such as NTN 24, Foto TV, Baby First, TRUTV, ISAT, enlace, management TV and Fox sports. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major studios.
Starting in 2010, Sky added to its lineup an HD Package comprised of 19 channels, we transmitted all the World Cup matches, the Spanish League, Carling Cup, Berlin Marathon, Bullfights from Spain, NHL, XFL and some WTA games among other HD transmissions. We expect to continue broadening our HD offering in the coming years.
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
As of March 2011, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.151.00, Fun Ps.267.00, Movie City Ps.381.00, HBO/Max Ps.431.00 and Universe Ps.571.00. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.161.00 for the decoder necessary to receive the service (or Ps.148.00 if the subscriber pays within 12 days of the billing date) and a one-time installation fee which depends on the package and payment method.
Sky devotes 21 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.
In order to more effectively compete against cable operators in the Mexican pay-TV market, in September 2005, Sky launched the “Multiple Set-Top Box” concept, which allows its current and new subscribers to have up to four set-top boxes in their homes with independent programming on each TV. Sky also launched SKY+, a PVR set-top box, which enables its subscribers to record up to 120 hours of their favorite programs by programming dates and hours or selecting the program directly from the program guide. In 2010, SKY launched two new set-top box for HD programming, SKY+ HD, a personal video recorder, or PVR, set-top box that allows up to 400 hours of standard definition, or SD, programming or 100 hours of HD programming recorded on its 500 GB drive, and SKY HD, a set-top box designed to view HD and SD programming. Both set-top boxes come with our new and enhanced programming guide and new functionalities.
The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

Programming. We are a major source of programming content for our DTH venture and have granted our DTH venture DTH satellite service broadcast rights to all of our existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, DISH, a new competitor in the DTH market, launched its services in Mexico. At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 20 channels, including Televisa’s digital over-the-air networks. The Mexican Fiscal Court is currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business. Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers 220 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their internet and voice services.
Univision
We have a number of arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States, the TeleFutura broadcast and Galavision satellite/cable television networks, and the Univision.com website and other Univision-branded online experiences. Historical information regarding Univision’s business which appears in this annual report has been derived primarily from public filings made by Univision with the SEC and the FCC.
Prior to March 29, 2007, we owned shares and warrants representing an approximate 11.3% equity interest, on a fully diluted basis, in Univision. On that date, Univision was acquired by a group of investors, and, as a result, all of our shares and warrants in Univision were converted into cash in an aggregate amount of approximately U.S.$1,094.4 million.
On December 20, 2010, Univision, we, Univision’s parent company, and other parties affiliated with the investor groups that own Univision’s parent company entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in BMP, the parent company of Univision, in exchange for an initial 5% equity stake in BMP, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025 which are convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, previously our joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after we have sold two-thirds of our initial investment in BMP, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have the right to broadcast certain Univision content in Mexico for the same term as that of the PLA and (3) three representatives of the Company joined Univision’s Board of Directors, which was increased to 20 members.
In connection with this transaction, we and Univision terminated the prior program license agreement as of December 31, 2010.
Under the new PLA, we have granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming in all Spanish-language media (with certain exceptions), including Univision’s three current Spanish television networks (the Univision, Telefutura and Galavision television networks), future Spanish- language networks owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as Univision.com). Univision also has rights under the new PLA to broadcast in the United States Mexican soccer games for which we own or control the United States rights, beginning with select teams in 2011 and expanding in 2012 to all teams to which we own or control United States rights.
Under the terms of the new PLA, Univision’s royalty payments to us increased, effective as of January 1, 2011, from 9.36% of television revenue, excluding certain major soccer events, to 11.91% of substantially all of Univision’s audiovisual and online revenues through December 2017, at which time royalty payments to us will increase to 16.22%. Additionally, we will receive an incremental 2% in royalty payments on any Univision audiovisual revenues above U.S.$1.65 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis. We have agreed to provide Univision with at least 8,531 hours of programming per year for the term of the PLA.

In connection with the December 20, 2010 transactions with Univision, we and Univision entered into the MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the new PLA.
We have an international program right agreement, or IPRA, with Univision that previously required Univision to grant us and Venevision International Corporation, or Venevision, the right to broadcast outside the United States programs produced by Univision for broadcast on the Univision Network or the Galavision Network under this agreement. On December 20, 2010, we and Univision entered into an amendment to the IPRA pursuant to which, subject to the MLA, our broadcast rights over Univision programs reverted back to Univision without affecting Venevision’s rights under the IPRA. We also entered into an international sales agency agreement with Univision, pursuant to which Univision grants us the right to act as Univision’s sales agent during the term of the MLA to sell or license worldwide outside the United States and Mexico (and with respect to certain programming, outside of Venezuela and certain other territories) Univision’s Spanish-language programming, to the extent Univision makes such programming available in other territories and Univision owns or controls rights in these territories, and subject to limited exceptions.
Competition
We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.
Television Broadcasting
Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 178 stations outside of Mexico City. Televisora del Valle de Mexico owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE AGB Mexico surveys, during 2008, 2009 and 2010 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 28.8%, 30.2%, and 32.0%, respectively, during prime time, and 27.7%, 29.2%, and 30.4%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.
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
Cable and Telecom
According to the most recent information from the SCT and Cofetel, there were approximately 1,467 cable concessions in Mexico as of December 31, 2010 serving approximately 5.3 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH venture. See “— DTH Satellite Services”. Cablevisión also faces competition from Dish Mexico, a joint venture between MVS Comunicaciones and set-top provider EchoStar. Dish Mexico is a new DTH operator and competes in some segments against Cablevisión in Mexico City and the surrounding areas mainly driven by its Ps.149 basic package. Dish Mexico has been in operation for more than two years and offers 37 channels to its subscribers. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems, DTH, IPTV and MMDS systems in areas where they presently operate. In addition, pursuant to the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent they have available capacity on their respective networks.

In addition, in connection with internet access services and other new products and multimedia communications services, cable operators, who were already authorized to provide bidirectional data and internet broadband services, have been authorized by the Mexican government to also provide voice services, including VoIP services.
In October 2006, the Mexican federal government enacted a new set of regulations known as the Convergence Regulations. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services. In addition, telephone operators, such as Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. See “Key Information — Risk Factors — Risk Factors Related to our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.
As a result of the aforementioned, Cablevisión, Cablemás and TVI will face competition from several media and telecommunications companies throughout Mexico, including internet service providers, DTH services and other personal communications and telephone companies, including us and our affiliates.
Radio
The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 135 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 175 radio stations in Mexico, six of which are located in Mexico City.
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
At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 20 channels, including Televisa’s digital over-the-air networks. The Mexican Fiscal Court is currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business.

As of 2010, there is a FTTH pay-TV service called Total Play, which offers 220 channels, Video on Demand, HD and other applets. This service also includes bundle discounts for their internet and voice services.
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
Television
Mexican Television Regulations
Concessions. Certain amendments to the existing Radio and Television Law and the Telecommunications Law have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice in June 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years with the possibility to renew such concessions by obtaining from the SCT a certification of compliance with the obligations of the concessionaire under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. Also, either the SCT or the Comision Federal de Telecomunicaciones, or Federal Telecommunications Commission, shall provide notice in the Diario Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.

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
If the SCT determines (i) that the bidders’ applications do not guarantee the best conditions for the rendering of radio and television services, or (ii) that the offered payment proposals are not sufficient, or (iii) that the submitted applications do not fulfill the requirements established under the bidding call or the bidding bases, it may terminate the bidding process and not grant the concession to any of the applicants.
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
Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. Concessionaires may not broadcast misleading advertisements. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 10:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. The advertisements of some products and services, such as medicine and alcohol, require approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries and other games.
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
Cable Television
Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its Channel 46 Concession, which expired on November 17, 2010. We have filed for a renewal of the Channel 46 Concession and in February 2010, the SCT notified Cablevisión that the Channel 46 Concession will not be renewed. We have initiated legal actions against SCT’s notice seeking to obtain the renewal of such concession. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México), and on October 21, 2010 the SCT granted Cablevisión authorization to provide the aforementioned services in 13 additional municipalities of the State of Mexico. In addition, in May 2007 the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.
Cablemás operates under 49 concessions which cover 14 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2013 to 2039.
TVI operates under 7 concessions, which cover four Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2015 to 2028.
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
Application of Existing Regulatory Framework to Internet Access and IP Telephony Services
Cablevisión, TVI and Cablemás may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.
To the extent that a cable television operator has any available capacity on its network, as a public telecommunications network, Mexican law requires the operator to offer third party providers access to its network. Cablevisión and Cablemás currently do not have any capacity available on their networks to offer to third party providers and do not expect that they will have capacity available in the future given the broad range of services they plan to provide over their networks.
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
Regulation of DTH Satellite Services in Other Countries. Our current and proposed DTH ventures in other countries are and will be governed by laws, regulations and other restrictions of such countries, as well as treaties that such countries have entered into, regulating the delivery of communications signals to, or the uplink of signals from, such countries. In addition, the laws of some other countries establish restrictions on our ownership interest in some of these DTH ventures as well as restrictions on programming that may be broadcast by these DTH ventures.
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
The most recent amendments to Mexico’s Federal Antitrust Law are in full force since May 11, 2011.

Under these recent amendments, the review process of mergers and acquisitions by the Mexican Antitrust Commission has been modified to allow reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition. It is considered evident that a transaction does not restrain competition when:
(i)	the acquirer does not have any participation in any market related to the relevant market; and

(ii)	the acquirer is not an actual or potential competitor of target; and

(iii)	any of the following circumstances are met:
(x)	the acquirer is a new participant in the relevant market;

(y)	the acquirer does not have control over target before or after the transaction; or

(z)	the acquirer has control over target before the transaction.
The Mexican Antitrust Commission must resolve within 5 business days from the date of filing if the fast track review process is available. Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.
In addition, pursuant to these last amendments, the following reportable transactions, among others, are exempt from being reviewed by the Mexican Antitrust Commission:
(i)	Corporate restructurings.

(ii)	Transactions where the acquirer has control over target from its incorporation or from the date the last reported transaction was approved by the Mexican Antitrust Commission.

(iii)	Transactions that have effect in Mexico involving non-Mexican participants, if the participants will not take control of Mexican legal entities, or acquire assets in Mexico, in addition to those previously controlled or owned by such participants.

(iv)	Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to (w) appoint board members; (x) control a shareholders meeting decision; (y) vote more than 10% of voting rights of the issuer; or (z) direct or influence the management, operation, strategy or principal policies of the issuer.
Additionally, the amendments also provide for a significant enhancement of the Mexican Antitrust Commission’s authority:
(a) The Mexican Antitrust Commission has been granted authority to request written evidence, request testimonies, and perform verification visits in any premises of the party being investigated where it is presumed that evidence related to the commission of violations of the law may exist, without the need of a judicial subpoena.
(b) If, after an investigation is terminated, the Mexican Antitrust Commission resolves that there is evidence to presume the existence of a monopolistic practice or illegal merger, it must summon the defendant. In connection with or after such summon, if it believes that the presumed illegal conduct could irreversibly restrain competition, it could issue a temporary suspension order of such conduct until a final resolution is issued.
(c) The Mexican Antitrust Commission has also been empowered to file with the Mexican Federal Attorney General a criminal complaint against any individual that participates, orders or executes any per se practice (price fixing, output restriction, market allocation and bid rigging) and only when a non-appealable decision is issued confirming such conduct. All the criminal investigation and process will be handled by the Mexican Federal Attorney General.
The amendments have also increased monetary fines significantly and provide for changes in the actions to be taken by the Mexican Antitrust Commission with respect to illegal conduct.

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
The IFE ruled that some of our subsidiaries infringed the Federal Code of Electoral Institutions and Procedures (Código Federal de Instituciones y Procedimientos Electorales). As a consequence thereof, the IFE imposed fines to such subsidiaries in an approximate amount of Ps.21 million. The relevant subsidiaries challenged the resolutions and the fines before the Federal Electoral Court (Tribunal Federal Electoral). The Federal Electoral Court confirmed the rulings and the fines. Although we continue to disagree with the determination of the IFE and the Federal Electoral Court and have challenged the constitutionality of the Electoral Law, our subsidiaries paid such fines.
At this time, the Constitutional Amendment has not had an impact upon the results of our radio and television businesses, however we cannot predict what impact, if any, the Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.

Significant Subsidiaries
The table below sets forth our significant subsidiaries and Innova, a consolidated variable interest entity, as of December 31, 2010.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(2)(3)(4)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(4)	Mexico	100.0%
Empresas Cablevisión, S.A.B de C.V.(3)(5)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(6)	Mexico	100.0%
Factum Más, S.A. de C.V.(7)(8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(7)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V.(7)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V.(11)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(12)	Mexico	100.0%
Televisa, S.A. de C.V.(13)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V.(14)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2)(3)(15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2)(3)(16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of five direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	One of two direct subsidiaries through which we own equity interests in and conduct the operations of our Cable and Telecom segment.

(5)	One of the indirect subsidiaries through which we conduct the operations of our Cable and Telecom segment.

(6)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(7)	One of three subsidiaries through which we own our equity interest in Innova.

(8)	Direct subsidiary through which we own equity interests in and conduct our Internet business.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	Direct subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(12)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(13)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Direct subsidiary through which we maintain 5% of the capital stock of BMP and our investment in 1.5% Convertible Debentures issued by BMP.

(15)	Direct subsidiary through which we conduct the operations of our Radio business.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

Property, Plant and Equipment
Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and reporter stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, 3 studios in Santa Fe and 1 studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 43 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.2 million square feet of space, of which over 3.7 million square feet are located in Mexico City and the surrounding areas, and approximately 1.5 million square feet are located outside of Mexico City and the surrounding areas.
Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.
We also own or lease over a total of 546,510 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Owned properties	2	Buenos Aires, Argentina(1)
		San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	8	Miami, Florida(1)
		Santiago, Chile(1)
		Quito, Ecuador(1)
		Guayaguil, Ecuador(1)
		Caracas Venezuela (1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)
Leased properties	8	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		Quito, Ecuador(1)
		San Juan, Puerto Rico(1)

	Number of
Operations	Properties	Location
Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)
Leased properties	79	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Santiago, Chile (44)
		Barranquilla, Colombia(2)
		Bogota, Colombia(5)
		Bucaramanga, Colombia(1)
		Cali, Colombia(5)
		Cartagena, Colombia(1)
		Colombia, Colombia(2)
		Ibage, Colombia(1)
		Manizales, Colombia(1)
		Medellín, Colombia(3)
		Pasto, Colombia(1)
		Pompayan, Colombia(1)
		Pereira, Colombia(1)
		Santa Martha, Colombia(1)
		Sincelejo, Colombia,(1)
		Villavicencio, Colombia(1)
		Lima, Peru(1)
DTH
Leased properties	7	San José Costa Rica(1)
		Guatemala (1)
		Nicaragua (1)
		Panama (1)
		Salvador (1)
		Honduras (1)
		Dominicana (1)
Telephony
Leased properties	8	San Antonio, Texas(3)
		Dallas, Texas (2)
		Laredo, Texas (1)
		McAllen, Texas (1)
		Mission, Texas (1)
Satellites. We currently use transponder capacity on seven satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Solidaridad II, which reaches only Mexico; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R) started operations in July 2009, Intelsat IS-11 reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada; IS-905 which reaches Western and Eastern Europe; IS-9 which reaches Central America, Mexico, the Southern United States and the Caribbean and IS-16 which reaches Central America, Mexico, the Southern United States and the Caribbean. The Intelsat IS-9 (formerly PAS-9) satellite is currently in operation. Intelsat reported that IS-9’s estimated end of life has been reduced to October 2012. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 satellite intends to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012. On April 1, 2010 Intelsat released IS-16 satellite, where Sky has additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; also this satellite is a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 11 to our consolidated year-end financial statements.
In 1996, PanAmSat (now Intelsat), our primary satellite service provider, agreed to provide U.S. transponder service on three to five PAS-3R Ku-band transponders, at least three of which were intended to be for the delivery of DTH satellite services to Spain. Under the PAS-3R transponder contract, as amended, we were required to pay for five transponders at an annual fee for each transponder of U.S.$3.1 million. We currently have available transponder capacity on two 36 MHz C-band transponders on Galaxy 16 (formerly, Galaxy IVR), which reaches Mexico, the United States and Canada, due to an exchange with three of the five 54 MHz Ku-band transponders on PAS-3R described above. Until April 2010, for each of the 36 MHz C-band transponders we paid an annual fee of approximately U.S.$3.7 million. Subsequent to April 2010, the annual fee for the 36 MHz C-band transponders is approximately U.S.$1.3 million.

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on PAS-3R satellite until 2009 and 2012 and two transponders in Galaxy IVR (replaced by Galaxy 16) satellite until 2016.
On February 1, 2007, Intelsat renamed some of its satellite fleet recently acquired with its 2006 merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Sky and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite was manufactured by Orbital Sciences Corporation and was successfully launched in February 2010 and started operations in April 2010.
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

Item 5.	Operating and Financial Review and Prospects.
You should read the following discussion together with our consolidated year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information — Risk Factors”. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under “Key Information — Risk Factors” before evaluating us and our business.
Preparation of Financial Statements
Our consolidated year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 23 to our consolidated year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2010 and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 23 to our consolidated year-end financial statements also presents all other disclosures required by U.S. GAAP, as well as condensed financial statement data.
As required by Mexican FRS, beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information. Accordingly, our financial statements as of and for the years ended December 31, 2008, 2009 and 2010 are comparable in this respect. Our financial information for the years ended December 31, 2008, 2009 and 2010 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods.
Results of Operations
The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2008	2009	2010
Segment Net Sales
Television Broadcasting	43.7%	40.3%	38.5%
Pay Television Networks	4.5	5.1	5.3
Programming Exports	5.0	5.3	5.2
Publishing	7.5	6.3	5.5
Sky	18.7	18.7	19.0
Cable and Telecom	13.5	17.3	20.0
Other Businesses	7.1	7.0	6.5

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(2.3)	(2.2)	(2.1)

Total Consolidated Net Sales	97.7%	97.8%	97.9%

Net Sales
Cost of Sales(2)	44.9%	45.4%	45.4%
Selling Expenses(2)	8.2	8.9	8.3
Administrative Expenses(2)	6.4	7.3	8.0
Depreciation and Amortization	9.0	9.4	11.4
Consolidated Operating Income	31.5	29.0	26.9

Total Net Sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our consolidated year-end financial statements.

(2)	Excluding depreciation and amortization.

Summary of Business Segment Results
The following table sets forth the net sales and operating segment income (loss) of each of our business segments and intersegment sales, corporate expenses and depreciation and amortization for the years ended December 31, 2008, 2009 and 2010. In 2003, we adopted the provisions of Bulletin B-5, “Financial Information by Segments” issued by the Mexican Institute of Public Accountants, or MIPA. This standard requires us to look to our internal organizational structure and reporting system to identify our business segments. In accordance with this standard, we currently classify our operations into seven business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Sky, Cable and Telecom, and Other Businesses. See “— Recently Issued Mexican Financial Reporting Standards” and Note 1(s) to our consolidated year-end financial statements. Our results for 2008, 2009 and 2010, include Cablemás, a significant cable operator in Mexico, in the “Cable and Telecom” segment. Effective June 1, 2008 and October 1, 2009, we began consolidating the assets, liabilities and results of operations of Cablemás and TVI, respectively, in our consolidated financial statements. See Note 2 to our consolidated year-end financial statements.

	Year Ended December 31,(1)
	2008		2009		2010
	(Millions of Pesos)
Segment Net Sales
Television Broadcasting	Ps.	21,460.7	Ps.	21,561.6	Ps.	22,750.1
Pay Television Networks		2,212.5		2,736.6		3,146.2
Programming Exports		2,437.2		2,845.9		3,074.8
Publishing		3,700.4		3,356.1		3,229.6
Sky		9,162.2		10,005.2		11,248.2
Cable and Telecom		6,623.4		9,241.8		11,814.2
Other Businesses		3,498.5		3,771.4		3,812.3

Total Segment Net Sales		49,094.9		53,518.6		59,075.4
Intersegment Operations		(1,122.6)		(1,166.1)		(1,218.6)

Total Consolidated Net Sales	Ps.	47,972.3	Ps.	52,352.5	Ps.	57,856.8

Operating Segment Income (Loss)
Television Broadcasting	Ps.	10,504.9	Ps.	10,323.9	Ps.	10,714.3
Pay Television Networks		1,378.2		1,660.4		1,622.0
Programming Exports		1,076.8		1,437.2		1,503.6
Publishing		648.6		190.7		425.3
Sky		4,416.8		4,478.8		5,074.5
Cable and Telecom		2,134.8		2,971.9		3,907.2
Other Businesses		(242.9)		(318.2)		(184.0)

Total Operating Segment Income(2)		19,917.2		20,744.7		23,062.9
Corporate Expenses(2)		(478.3)		(658.2)		(901.0)
Depreciation and Amortization		(4,311.1)		(4,929.6)		(6,579.3)

Total Consolidated Operating Income(3)	Ps.	15,127.8	Ps.	15,156.9	Ps.	15,582.6

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our consolidated year-end financial statements.

(2)	The total operating segment income data set forth in this annual report do not reflect corporate expenses and depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(3)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 22 to our consolidated year-end financial statements.
Seasonality
Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2008, 2009 and 2010, we recognized 30.2%, 29.0% and 28.5%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2010
Compared to the Year Ended December 31, 2009
Total Segment Results
Net Sales
Our net sales increased by Ps.5,504.3 million, or 10.5%, to Ps.57,856.8 million for the year ended December 31, 2010 from Ps.52,352.5 million for the year ended December 31, 2009. This increase was attributable to revenue growth across all our business segments with the exception of Publishing which underwent a restructuring process. Growth was especially strong in our Cable and Telecom and Sky segments.
Cost of Sales
Cost of sales increased by Ps.2,526.4 million, or 10.6%, to Ps.26,294.8 million for the year ended December 31, 2010 from Ps.23,768.4 million for the year ended December 31, 2009. This increase was due to higher costs in our Cable and Telecom, Television Broadcasting, Sky, Pay Television Networks and Programming Exports segments. These increases were partially offset by a decrease in the costs of our Publishing and Other Businesses segments.
Selling Expenses
Selling expenses increased by Ps.125.6 million, or 2.7%, to Ps.4,797.7 million for the year ended December 31, 2010 from Ps.4,672.1 million for the year ended December 31, 2009. This increase was attributable to higher selling expenses in our Cable and Telecom, Pay Television Networks, Programming Exports and Television Broadcasting segments. These increases were partially offset by a decrease in selling expenses in our Publishing, Sky and Other Businesses segments.
Administrative Expenses
Administrative expenses increased by Ps.776.9 million, or 20.3%, to Ps.4,602.4 million for the year ended December 31, 2010 from Ps.3,825.5 million for the year ended December 31, 2009. This increase reflects increased administrative expenses in all our segments, especially in our Cable and Telecom and Sky segments, as well as an increase in corporate expenses due to higher share-based compensation expense, which amounted to approximately Ps.560.6 million in 2010, compared with Ps.375.7 million in 2009.
Television Broadcasting
Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 12.8% in 2009 and 11.8% in 2010. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.
Television Broadcasting net sales, representing 40.3% and 38.5% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.1,188.5 million, or 5.5%, to Ps.22,750.1 million for the year ended December 31, 2010 from Ps.21,561.6 million for the year ended December 31, 2009. Our content continued to perform well. For example the final episode of the telenovela “Soy tu Dueña” was the highest rated program transmitted in Mexico through broadcast television during the year, and nine of the top-ten rated shows on over-the-air television in Mexico were transmitted by us. The sales of the broadcast and transmission of the 2010 Soccer World Cup in South Africa also contributed to the increase in net sales.
Television Broadcasting operating segment income increased by Ps.390.4 million, or 3.8%, to Ps.10,714.3 million for the year ended December 31, 2010 from Ps.10,323.9 million for the year ended December 31, 2009. This increase was due to the increase in net sales and was partially offset by an increase in cost of sales related to the transmission during the year of programs produced in connection with the 2010 Soccer World Cup, including the soccer matches, and an increase in operating expenses, primarily in personnel expenses.

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
During 2009 and 2010, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,368 hours of advertising time in 2009 and 1,512 hours in 2010. During sign-on to sign-off hours, we sold 2,867 hours of advertising time in 2009 and 3,071 hours in 2010. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.
Pay Television Networks
Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay-TV providers servicing the United States, Europe, the Caribbean, Australia, Latin America and Canada, including other cable systems in Mexico and the DTH satellite venture in which we have an interest. Pay Television Networks net sales also include the revenues from TuTv, our former pay-TV venture in the United States with Univision. Beginning December 2010, we do not consolidate TuTv in our financial statements, because we sold to Univision our entire interest in TuTv which represented 50% of its capital stock, pursuant to the investment agreement with this company and the purchase and assignment and assumption agreement entered into in connection therewith. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising on a scatter basis, independently from our other media-related segments.
Pay Television Networks net sales, representing 5.1% and 5.3% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.409.6 million, or 15.0%, to Ps.3,146.2 million for the year ended December 31, 2010 from Ps.2,736.6 million for the year ended December 31, 2009. This increase was achieved in spite of a negative translation effect of foreign-currency-denominated sales, and was driven by higher revenues from channels sold in Mexico as well as higher advertising sales, which represented 22.7% of segment revenue in 2010. Some of the most successful channels during the year included Clásico TV and the 2-hour delayed broadcast of Channel 2. Additionally, during the year, we successfully added to our portfolio of high-definition channels Golden and American Network, and launched the TL Novela channel in Brazil.
Pay Television Networks operating segment income decreased by Ps.38.4 million, or 2.3%, to Ps.1,622.0 million for the year ended December 31, 2010, from Ps.1,660.4 million for the year ended December 31, 2009. This decrease reflects an increase in cost of sales and operating expenses, driven mainly by investments made in the production and launch of two new channels. In August 2009, we launched our sports pay-TV channel, Televisa Deportes Network (TDN), which carried on an exclusive basis ten of the 64 games of the 2010 Soccer World Cup. Additionally, in February 2010, we launched Foro TV, our 24-hour news channel, which since September 2010 is broadcast on our free-to-air Channel 4.
Programming Exports
Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2009 and 2010, 66.8% and 64.0%, respectively, of net sales for this segment were attributable to programming licensed under our Program License Agreement with Univision. In 2009 and 2010, we received U.S.$143.0 million and U.S.$156.1 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network.

Programming Exports net sales, representing 5.3% and 5.2% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.228.9 million, or 8.0%, to Ps.3,074.8 million for the year ended December 31, 2010 from Ps.2,845.9 million for the year ended December 31, 2009. This increase was primarily due to an increase in royalties from Univision, from U.S.$143.0 million in 2009 to U.S.$156.1 million in 2010, as well as higher programming sales, mainly in Europe, and higher revenue from co-productions abroad. This increase was partially offset by a negative translation effect on foreign-currency-denominated sales.
Programming Exports operating segment income increased by Ps.66.4 million, or 4.6%, to Ps.1,503.6 million for the year ended December 31, 2010 from Ps.1,437.2 million for the year ended December 31, 2009. This increase was primarily due to the increase in net sales, which was partially offset by an increase in cost of sales due to higher programming and co-production costs and operating expenses, primarily due to an increase in personnel expenses and an increase in the provision for doubtful trade accounts.
Publishing
Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.
Publishing net sales, representing 6.3% and 5.5% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, decreased by Ps.126.5 million, or 3.8%, to Ps.3,229.6 million for the year ended December 31, 2010 from Ps.3,356.1 million for the year ended December 31, 2009. The annual decrease was driven by the negative impact of the translation effect on foreign-currency-denominated sales and by a restructuring of the business, which included taking some magazines off the market, resulting in a decrease in magazine circulation in Mexico and consequently a decrease in advertising revenue. This decrease was partially offset by an increase in advertising sales abroad.
Publishing operating segment income increased by Ps.234.6 million, or 123.0%, to Ps.425.3 million for the year ended December 31, 2010 from Ps.190.7 million for the year ended December 31, 2009. This increase reflects primarily lower paper and printing costs in connection with the restructuring process and to a lesser extent lower operating expenses due to non-recurrent charges such as decreases in expense allocations and the provision for doubtful trade accounts. This increase in the operating segment income was partially offset by the decrease in net sales.
Sky
Sky net sales are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Sky net sales, representing 18.7% and 19.0% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.1,243.0 million, or 12.4%, to Ps.11,248.2 million for the year ended December 31, 2010 from Ps.10,005.2 million for the year ended December 31, 2009. The annual increase was driven by solid growth in the subscriber base in Mexico, mainly attributable to the success of Sky’s new low-cost offerings. Additionally, Sky transmitted 24 matches of the 2010 Soccer World Cup on an exclusive basis and in some packages sold it as a pay-per-view event. The number of gross active subscribers increased to 3,044,000 (including 149,900 commercial subscribers) as of December 31, 2010 from 1,959,700 (including 144,300 commercial subscribers) as of December 31, 2009.
Sky operating segment income increased by Ps.595.7 million or 13.3% to Ps.5,074.5 million for the year ended December 31, 2010 from Ps.4,478.8 million for the year ended December 31, 2009. This increase was due to the increase in net sales as well as a reduction in the amount of costs amortized related to the exclusive transmission of certain 2010 Soccer World Cup matches. This increase was partially offset by an increase in programming costs associated with the increase in our subscriber base, and operating expenses due to commissions paid and increase in the provision for doubtful trade accounts.
Cable and Telecom
Cable and Telecom net sales are derived from cable television and telecommunication services, as well as advertising sales. Net sales for cable television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Beginning June 2008, we began to consolidate the financials of Cablemás, a significant cable operator in Mexico operating in 49 cities, into our financial statements. Beginning October 2009, we began to consolidate the financials of TVI. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales for cable television advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás and TVI. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable and Telecom net sales, representing 17.3% and 20.0% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.2,572.4 million, or 27.8%, to Ps.11,814.2 million for the year ended December 31, 2010 from Ps.9,241.8 million for the year ended December 31, 2009. This increase was primarily due to the consolidation of TVI effective October 1, 2009, which represented incremental sales of Ps.1,463.5 million, as well as the addition of more than 356,000 revenue generating units (RGUs) in Cablevisión and Cablemás.
Cable and Telecom operating segment income increased by Ps.935.3 million, or 31.5%, to Ps.3,907.2 million for the year ended December 31, 2010 from Ps.2,971.9 million for the year ended December 31, 2009. This increase was due to the continued growth in the cable platforms as well as a positive translation effect on foreign-currency-denominated costs, and was partially offset by the increase in costs resulting from the growth in the subscriber base and higher costs and expenses resulting from the consolidation of TVI.
The following table sets forth the breakdown of RGUs as of December 31, 2010:

	Cablevisión	Cablemás	TVI
Video	668,985	997,239	301,698
Broadband	299,157	360,049	147,268
Voice	190,441	205,180	106,129
RGUs	1,158,583	1,562,468	555,095
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
Other Businesses net sales, representing 7.0% and 6.5% of our total segment net sales for the years ended December 31, 2009 and 2010, respectively, increased by Ps.40.9 million, or 1.1%, to Ps.3,812.3 million for the year ended December 31, 2010 from Ps.3,771.4 million for the year ended December 31, 2009. This increase was primarily due to higher sales related to our gaming, sporting events production, radio and publishing distribution businesses. This increase was partially offset by lower sales in our feature-film distribution and internet businesses.
Other Businesses operating segment loss decreased by Ps.134.2 million, or 42.2%, to Ps.184.0 million for the year ended December 31, 2010 from Ps.318.2 million for the year ended December 31, 2009. This decrease reflects a decrease in the losses attributable to our sporting events production, gaming and publishing distribution businesses as well as an increase in the operating segment income of our radio business. These favorable effects were partially offset by an increase in the losses attributable to our internet business and the losses attributable to our feature-film distribution business in 2010, as compared to 2009 when this business produced income.
Depreciation and Amortization
Depreciation and amortization expense increased by Ps.1,649.7 million, or 33.5%, to Ps.6,579.3 million for the year ended December 31, 2010 from Ps.4,929.6 million for the year ended December 31, 2009. This change primarily reflects an increase in such expense in our Cable and Telecom (due to the consolidation of TVI), Sky and Television Broadcasting segments. This increase was partially offset by a decrease in such expense in our Publishing segment.

Non-operating Results
Other Expense, Net
Other expense, net, decreased by Ps.1,197.7 million, or 67.9%, to Ps.567.2 million for the year ended December 31, 2010, compared with Ps.1,764.9 million for the year ended December 31, 2009. This decrease reflected primarily i) a reduction in non-cash impairment adjustments to the carrying value of goodwill in our Cable and Telecom, Television Broadcasting and Publishing segments and ii) the gain on disposition of investments in shares. These favorable variances were partially offset by i) non-recurring expenses related to the refinancing of debt of Cablemás, and ii) increases in other expenses related to financial advisory and professional services and the disposition of equipment.
Integral Cost of Financing, Net
Integral cost of financing, net, significantly impacts our consolidated financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
•	interest expense, including gains or losses from derivative instruments;

•	interest income; and

•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies, including gains or losses from derivative instruments.
Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.
The net expense attributable to integral cost of financing increased by Ps.55.3 million, or 1.9%, to Ps.3,028.6 million for the year ended December 31, 2010 from Ps.2,973.3 million for the year ended December 31, 2009. This increase primarily reflected i) a Ps.478.9 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in 2010, and ii) a Ps.5.9 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2010. These unfavorable variances were partially offset by a Ps.429.5 million decrease in foreign exchange loss resulting primarily from the favorable effect of a 5.5% appreciation of the Mexican peso against the U.S. dollar in 2010 on our average net U.S. dollar liability position in 2010, which changed from a net U.S. dollar asset position in 2009.
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
Equity in losses of affiliates, net, decreased by Ps.503.4 million, or 70.4%, to Ps.211.9 million in 2010 compared with Ps.715.3 million in 2009. This decrease mainly reflected a reduction in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain. This decrease was partially offset by the absence of equity in earnings of i) Volaris, as we disposed of this investment in the third quarter of 2010, and ii) TVI, as we began consolidating its assets, liabilities and results of operations in our consolidated financial statements effective in the fourth quarter of 2009. Equity in losses of affiliates, net, for the year ended December 31, 2010, is mainly comprised of the equity in loss of La Sexta, which was partially offset by the equity in earnings of other associates.
Income Taxes
Income taxes increased by Ps.138.3 million, or 4.4%, to Ps.3,259.0 million in 2010 from Ps.3,120.7 million in 2009. This increase primarily reflected a higher income tax base, which was partially offset by a lower effective income tax rate.
We are authorized by the Mexican tax authorities to compute our income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
The Mexican corporate income tax rates in 2008, 2009 and 2010 were 28%, 28% and 30%, respectively.

The Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) became effective in Mexico as of January 1, 2008. This flat tax replaced Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The IETU is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter. Although the IETU is defined as a minimum tax it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the flat tax. As of December 31, 2008, 2009 and 2010, this tax did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay the IETU in the near future.
In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: i) the corporate income tax rate is increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; ii) the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; iii) the payment of this income tax has to be made in installments: 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year; and iv) this procedure applies for the deferred income tax resulting from the tax consolidation regime prior to and from 2010, so taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004. See “Risk Factors — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.
Non-controlling Interest Net Income
Non-controlling interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Telecom and Sky segments, as well as our Radio businesses.
Non-controlling interest net income increased by Ps.256.9 million, or 44.6%, to Ps.832.5 million in 2010, from Ps.575.6 million in 2009. This increase primarily reflected a higher portion of consolidated net income attributable to interests held by non-controlling stockholders in our Cable and Telecom and Sky segments.
Controlling Interest Net Income
We generated controlling interest net income in the amount of Ps.7,683.4 million in 2010, as compared to Ps.6,007.1 million in 2009. The net increase of Ps.1,676.3 million reflected:
•	a Ps.425.7 million increase in operating income, net;
•	a Ps.1,197.7 million decrease in other expense, net; and
•	a Ps.503.4 million decrease in equity in losses of affiliates, net.
These changes were partially offset by:
•	a Ps.55.3 million increase in integral cost of financing, net;
•	a Ps.138.3 million increase in income taxes; and
•	a Ps.256.9 million increase in non-controlling interest net income.
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
Television Broadcasting
Television Broadcasting net sales increased by Ps.100.9 million, or 0.5%, to Ps.21,561.6 million for the year ended December 31, 2009 from Ps.21,460.7 million for the year ended December 31, 2008. This marginal increase was achieved in spite of the difficult economic environment and the inclusion of the broadcast of the 2008 Olympic Games in Television Broadcasting net sales for the year ended December 31, 2008. Ratings remained strong due to successful telenovelas such as “Hasta que el Dinero nos Separe” and “Mañana es Para Siempre”.
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
Pay Television Networks
Pay Television Networks net sales increased by Ps.524.1 million, or 23.7%, to Ps.2,736.6 million for the year ended December 31, 2009 from Ps.2,212.5 million for the year ended December 31, 2008. This increase reflects higher revenues from signals sold in Mexico and Latin America and an increase in advertising sales, as well as a positive translation effect of foreign-currency-denominated sales.
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
Programming Exports
Programming Exports net sales increased by Ps.408.7 million, or 16.8%, to Ps.2,845.9 million for the year ended December 31, 2009 from Ps.2,437.2 million for the year ended December 31, 2008. This increase was primarily due to a positive translation effect on foreign-currency-denominated sales and higher programming sales to Latin America, Europe, Asia and Africa. This increase was partially offset by a decrease in royalties paid to us under the Program License Agreement entered into with Univision in the amount of U.S.$143.0 million for the year ended December 31, 2009 as compared to U.S.$146.5 million, for the year ended December 31, 2008.

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
Publishing
Publishing net sales decreased by Ps.344.3 million, or 9.3%, to Ps.3,356.1 million for the year ended December 31, 2009 from Ps.3,700.4 million for the year ended December 31, 2008. The annual decrease was driven by lower revenues from magazine circulation and advertising pages sold abroad as well as in Mexico. This negative impact was partially offset by a positive translation effect on foreign-currency-denominated sales.
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
Sky
Sky net sales increased by Ps.843.0 million or 9.2% to Ps.10,005.2 million for the year ended December 31, 2009 from Ps.9,162.2 million for the year ended December 31, 2008. This increase was primarily due to an increase in Sky’s subscriber base in Mexico, a growth of Sky operations in Central America and higher advertising revenues. As of December 31, 2009 the number of gross active subscribers increased to 1,959,700 (including 144,300 commercial subscribers) compared with 1,759,800 (including 128,900 commercial subscribers) as of December 31, 2008.
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
Cable and Telecom
Cable and Telecom net sales increased by Ps.2,618.4 million, or 39.5%, to Ps.9,241.8 million for the year ended December 31, 2009 from Ps.6,623.4 million for the year ended December 31, 2008. This increase was primarily due to the addition of more than 350,000 revenue generation units (RGUs) in Cablevisión and Cablemás during the year driven mainly by the success of our competitive triple-play bundles, as well as the consolidation of Cablemás beginning June 1, 2008 and of TVI beginning October 1, 2009.
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
The following table sets forth the breakdown of RGUs as of December 31, 2009:

	Cablevisión	Cablemás	TVI
Video	632,061	912,825	237,062
Broadband	250,550	289,006	112,105
Voice	133,829	146,406	75,779
RGUs	1,016,440	1,348,237	424,946
Other Businesses
Other Businesses net sales increased by Ps.272.9 million, or 7.8%, to Ps.3,771.4 million for the year ended December 31, 2009 from Ps.3,498.5 million for the year ended December 31, 2008. This increase was primarily due to increased sales in our gaming, sport events production and internet businesses. This increase was partially offset by lower sales in our feature-film distribution, radio and publishing distribution businesses.

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
Non-operating Results
Other Expense, Net
Other expense, net, increased by Ps.812.8 million, or 85.4%, to Ps.1,764.9 million for the year ended December 31, 2009, compared to Ps.952.1 million for the year ended December 31, 2008. This increase reflected primarily i) higher non-cash impairment adjustments made to the carrying value of goodwill of certain businesses in our Cable and Telecom, Television Broadcasting and Publishing segments, and trademarks in our Publishing segment, as further described in Note 23(f) to our consolidated year-end financial statements; ii) the absence of other income recognized in 2008, derived from a litigation settlement in January 2009; and iii) an increase in loss on disposition of property and equipment. These unfavorable variances were partially offset by a decrease in professional services in connection with certain litigation.
Integral Cost of Financing, Net
Integral cost of financing, net, significantly impacts our financial statements in periods of high inflation or currency fluctuations. Under Mexican FRS, integral cost of financing reflects:
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
The net expense attributable to integral cost of financing increased by Ps.2,142.4 million, to Ps.2,973.3 million for the year ended December 31, 2009 from Ps.830.9 million for the year ended December 31, 2008. This increase reflected i) a Ps.1,576 million increase in foreign exchange loss resulting from the unfavorable effect of a 5.5% appreciation of the Mexican peso against the U.S. dollar in 2009 versus a 26.7% depreciation of the Mexican peso against the U.S. dollar in 2008, primarily on foreign-currency hedge contracts; ii) a Ps.320 million increase in interest expense, due primarily to a higher average principal amount of long-term debt in 2009; and iii) a Ps.246.4 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2009.
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

Equity in losses of affiliates, net, decreased by Ps.334.6 million, or 31.9%, to Ps.715.3 million in 2009 compared to Ps.1,049.9 million in 2008. This decrease reflected mainly a reduction in equity in losses of i) Volaris, our 25% interest in a low-cost carrier airline with a concession to operate in Mexico; and ii) La Sexta, our 40.5% interest in a free-to-air television channel in Spain. Equity in losses of affiliates, net, for the year ended December 31, 2009, is comprised for the most part of the equity in loss of La Sexta, which was partially offset by the equity in earnings of other companies in which we hold a non-controlling interest.
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
Non-controlling Interest Net Income
Non-controlling interest reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Sky, Cable and Telecom, and Radio businesses.
Non-controlling interest net income decreased by Ps.351.4 million, or 37.9%, to Ps.575.6 million in 2009, from Ps.927.0 million in 2008. This decrease primarily reflected a lower portion of consolidated net income attributable to interests held by non-controlling equity owners in our Sky segment, as well as a higher portion of consolidated net loss attributable to interests held by non-controlling stockholders in our Cable and Telecom segment.
Controlling Interest Net Income
We generated net income in the amount of Ps.6,007.1 million in 2009, as compared to net income of Ps.7,803.7 million in 2008. The net decrease of Ps.1,796.6 million reflected:
•	a Ps.812.8 million increase in other expense, net; and

•	a Ps.2,142.4 million increase in integral cost of financing, net.

These changes were partially offset by:
•	a Ps.29.1 million increase in operating income;

•	a Ps.334.6 million decrease in equity in earnings of affiliates, net;

•	a Ps.443.5 million decrease in income taxes; and

•	a Ps.351.4 million decrease in non-controlling interest net income.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2008	2009	2010
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	26.7%	(5.5%)	(5.5%)
Mexican inflation rate(2)	6.5	3.6	4.4
U.S. inflation rate	0.1	2.7	1.5
Increase (decrease) in Mexican GDP(3)	1.2	(6.1)	5.4

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.9222 per U.S. Dollar as of December 31, 2007; Ps.13.84 per U.S. Dollar as of December 31, 2008; Ps.13.08 per U.S. Dollar as of December 31, 2009; and Ps.12.3576 per U.S. Dollar as of December 31, 2010.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 86.6 in 2007; 92.2 in 2008; 95.5 in 2009; and 99.7 in 2010.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2010 as estimated by INEGI.
The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.

•	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	(Millions of U.S. Dollars)
Revenues	U.S.$	683	U.S.$	716	U.S.$	743
Operating costs and expenses		685		659		623
On a consolidated basis, in 2008, our foreign currency-denominated costs and expenses exceeded, and they could continue to exceed in the future, our foreign currency-denominated revenues. As a result we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our foreign currency-denominated costs and expenses.
•	Depreciation and Amortization Expense. Prior to January 1, 2008, we restated our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation, as well as the devaluation of the Peso as compared to the U.S. Dollar, increased the carrying value of these assets, which in turn, increased the related depreciation expense.

•	Integral Cost of Financing. The devaluation of the Peso as compared to the U.S. Dollar generated foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchange losses, derivatives used to hedge foreign exchange risk and increased interest expense increased our integral cost of financing.
We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso devaluations and reduce our overall exposure to the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the devaluation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso devaluations. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our consolidated year-end financial statements.
U.S. GAAP Reconciliation
For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2010, see Note 23 to our consolidated year-end financial statements.
Recently Issued U.S. Accounting Standards
In September 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU” or “Update”) 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Group will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of this Update to materially impact our consolidated financial statements.
In September 2009, the FASB issued ASU 2009-14 “Software: Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for recognizing revenue for tangible products that are bundled with software products. Under the new guidance, tangible products that are bundled together with software components that are essential to the functionality of the tangible product will no longer be accounted for under the software revenue recognition accounting guidance. This guidance has been effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of this Update will materially impact our consolidated financial statements.
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
In April 2010, the FASB issued ASU 2010-13 “Compensation — Stock Compensation (Topic 718): Effects of Denominating the Exercise Price of a Share-Based Payment Awards in the Currency of the Market in Which the Underlying Equity Security Trades”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this Update will materially impact our consolidated financial statements.
In April 2010, the FASB issued ASU 2010-16 “Entertainment — Casinos (Topic 924): Accruals for Casino Jackpot Liabilities”. This ASU clarifies that an entity should not accrue a casino jackpot liability (or portions thereof) before the jackpot is won if the entity can avoid paying that jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. ASU 2010-16 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this Update will materially impact our consolidated financial statements.

In September 2010, the FASB issued ASU 2010-25 “Defined Contribution Pension Plans (Topic 962)”. ASU 2010-25 clarifies how loans to participants should be classified and measured by defined contribution pension benefits. The amendments in ASU 2010-25 affect any defined contribution pension plan that allows participant loans. The amendments in ASU 2010-25 require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. Early adoption is permitted. We do not expect the adoption of this Update will materially impact our consolidated financial statements.
In December 2010, the FASB issued ASU 2010-28 “Intangible — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” which provides additional guidance on when to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under this guidance, an entity is required to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance will be effective for fiscal years beginning after December 15, 2010. We are currently evaluating the impact this Update will have on our consolidated financial statements.
In December 2010, the FASB issued ASU 2010-29 “Business Combination (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations,” which updates existing disclosure requirements related to supplementary pro forma information for business combinations. Under the updated guidance, a public entity that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance will be effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We are currently evaluating the impact this Update will have on our consolidated financial statements.
In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) (Topic 820)—Fair Value Measurement”, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This Update changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This guidance will be effective prospectively for the year ending December 31, 2012. We do not expect the adoption of this Update will materially impact our consolidated financial statements.
Recently Issued Mexican Financial Reporting Standards
The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards, or Mexican FRS, issued by the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, or CINIF).
In December 2009, the CINIF issued Mexican FRS that became effective on January 1, 2011 as follows:
Financial Reporting Standard (Norma de Información Financiera, or NIF) B-5, Financial Information by Segments, replaces the previous Mexican FRS Bulletin B-5, Financial Information by Segments, and sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. NIF B-5 confirms that reportable operating segments are those that are based on the group’s method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and identified by certain qualitative, grouping and quantitative criteria. NIF B-5 also requires additional disclosure of interest income and expense, and certain liabilities, by segments. The adoption of NIF B-5 in 2011 is not expected to have a material impact on our financial position, results of operations and disclosures.
NIF B-9, Financial Information at Interim Dates, replaces the previous Mexican FRS Bulletin B-9, Financial Information at Interim Dates, and provides guidelines for entities that are required to prepare and present financial information at interim dates. NIF B-9 requires minimum financial information at interim dates, including comparative condensed balance sheets and related comparative condensed statements of income, changes in stockholders’ equity and cash flows, as well as selected notes to these condensed financial statements. The adoption of NIF B-9 in 2011 is not expected to have a material impact on our interim financial position, results of operations and disclosures.

In the third quarter of 2010, the CINIF issued new guidelines under Mexican FRS, as follows:
Improvements to Mexican FRS 2011 include two groups of improvements to Mexican FRS already issued: (i) improvements to certain NIF, resulting in accounting changes in valuation, presentation or disclosure in a company’s financial statements, which became effective on January 1, 2011; and (ii) improvements to precise wording in certain NIF for clarification purposes, which do not require accounting changes. Improvements generating accounting changes in valuation, presentation or disclosure of a company’s financial statements include: (i) initial balance sheet presentation when retrospective adjustments are made; (ii) optional presentation of available cash to be used in financing activities in a statement of cash flows; (iii) doubtful accrued interest receivable; (iv) derivative financial instruments and hedge transactions: effects to be excluded from hedge effectiveness, intra-group forecast transactions, hedge of a portfolio portion, margin accounts, and impossibility of establishing a hedge relation for a life portion of a hedge instrument; (v) definition of members of a family of a person as related parties; (vi) leases: discount rate to be used in financial leases, disclosures in financial leases, and gain or loss in sale and leaseback transactions. We believe that these improvements to Mexican FRS will not have a significant impact on our consolidated financial statements.
In the fourth quarter of 2010, the CINIF issued new guidelines under Mexican FRS, as follows:
NIF C-4, Inventories, replaces previous Mexican FRS Bulletin C-4, Inventories, and became effective on January 1, 2011. This new standard sets up the valuation, presentation and disclosure guidelines for initial and subsequent recognition of inventories in an entity’s balance sheet. The adoption of NIF C-4 in 2011 is not expected to have a material impact on our financial position, results of operations and disclosures.
NIF C-5, Prepayments, replaces previous Mexican FRS Bulletin C-5, Prepayments, and became effective on January 1, 2011. This new standard sets up the guidelines for valuation, presentation and disclosure related to prepayments in an entity’s balance sheet. NIF C-5 requires that prepayments made by an entity for the purchase of inventories, property, plant and equipment, and other similar assets should be presented in a separate line in the balance sheet. The adoption of NIF C-5 in 2011 is not expected to have a material impact on our financial position and disclosures.
NIF C-6, Property, Plant and Equipment, replaces previous Mexican FRS Bulletin, C-6, Property, Machinery and Equipment. This new standard sets up the valuation, presentation and disclosure guidelines for initial and subsequent recognition of property, plant and equipment in an entity’s balance sheet. It also establishes the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components, which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning on January 1, 2012. We are currently evaluating the impact this standard will have on our consolidated financial statements.
NIF C-18, Obligations Associated With the Retirement of Property, Plant and Equipment, sets up the guidelines for initial and subsequent recognition of a provision related to an entity’s obligations associated with the retirement of components of property, plant and equipment, and became effective on January 1, 2011. The adoption of NIF C-18 in 2011 is not expected to have a material impact on our financial position, results of operations and disclosures.
International Financial Reporting Standards
In the first quarter of 2009, the Mexican Bank and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) to report comparative financial information for periods beginning no later than January 1, 2012. We have already implemented a plan to comply with these regulations and start reporting our consolidated financial statements in accordance with IFRS in the first quarter of 2012. At the current implementation stage, we are in the process of determining estimated figures for those impacts resulting from the initial adoption of IFRS.
Critical Accounting Policies
We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, and fair value measurements. For a full description of these and other accounting policies, see Note 1 and Note 23 to our consolidated year-end financial statements.

Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia and Europe. Under Mexican FRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our consolidated year-end financial statements.
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
Equity Investments. Some of our investments are structured as equity investments. See Notes 1(g) and 5 to our consolidated year-end financial statements. As a result, under both Mexican FRS and U.S. GAAP, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as equity in income (losses) of affiliates in our consolidated income statement. See Note 5 to our consolidated year-end financial statements.
In the past we have made significant capital contributions and loans to our joint ventures, and we may in the future make additional capital contributions and loans to at least some of our joint ventures. In the past, these ventures have generated, and they may continue to generate operating losses and negative cash flows as they continue to build and expand their respective businesses.
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
The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis as of December 31, 2010 amounted to Ps.971 million of goodwill. Related impairments are discussed in Note 23(e) to our consolidated year-end financial statements.
In order to evaluate the sensitivity of the fair value estimates, the Group applied a hypothetical 10% decrease to the fair value of each of the reporting units as well as the indefinite-lived intangibles which were tested separately. Such a hypothetical 10% decrease would not have had a significant effect with respect to the estimated recoverable value of goodwill and other indefinite-lived intangible assets with the exception of (i) the Telecom reporting unit, where such a hypothetical decrease would have resulted in the recognition of an impairment charge of approximately Ps.373 million as of December 31, 2010, and (ii) the Publishing reporting unit where such a hypothetical decrease in the fair value of such reporting unit would have resulted in an additional goodwill impairment charge of approximately Ps.97 million as of December 31, 2010.
Long-lived Assets. Under both Mexican FRS and U.S. GAAP, we present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated balance sheet. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets. See Notes 1(j), 7 and 17 to our consolidated year-end financial statements. We have not recorded any significant impairment charges over the past few years. Unlike U.S. GAAP, Mexican FRS allows the reversal in subsequent periods of previously taken impairment charges.
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

Financial assets and liabilities measured at fair value as of December 31, 2010 (in thousands of Mexican Pesos):

			Quoted Prices in		Internal Models		Internal Models
			Active Markets for		with Significant		with Significant
	Balance		Identical		Observable		Unobservable
	as of December 31,		Assets		Inputs		Inputs
	2010		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	10,446,840	Ps.	3,238,333	Ps.	7,208,507	Ps.	—
Available-for-sale investments:
Open ended fund		2,922,625		—		2,922,625		—
Convertible Debentures due 2025		13,904,222		—		—		13,904,222
Derivative financial instruments		189,400		—		189,400		—

Total	Ps.	27,463,087	Ps.	3,238,333	Ps.	10,320,532	Ps.	13,904,222

Liabilities:
Derivative financial instruments	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

Total	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2010.

	Convertible Debentures
	due 2025
Balance at beginning of year	Ps.	—
Total gain or losses (realized/unrealized):		—
Included in earnings		—
Included in other comprehensive income		—
Purchase, issuance and settlements		13,904,222

Balance as the end of year	Ps.	13,904,222

Temporary Investments. Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock and other financial instruments denominated principally in U.S. dollars and Mexican Pesos.
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

Open ended fund
In the second half of 2009, we invested U.S.$180 million in an open ended fund (the “Fund”) that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Pursuant to the offering circular of the Fund, a shareholder may not redeem any shares until at least 180 days after their issuance. Subsequent to this, shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date.
We determined the fair value of the Fund using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the funds liabilities and dividing the result by the total number of issued shares.
Convertible Debentures due 2025
On December 20, 2010, we made cash investments in the form of 1.5% Convertible Debentures of Broadcasting Media Partners, Inc. (“BMP”) due 2025, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904 million), which are convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions. (See Notes 2, 5 and 9 to our consolidated year-end financial statements).
We determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital, among others. Our estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures are classified in Level 3.
We determined projected future cash flows for a 5-year period and applied an annuity for the following periods. In order to evaluate the sensitivity of the fair value estimates of the Convertible Debentures, we applied a hypothetical 10% increase and decrease in the projected future cash flows. The hypothetical analysis would have resulted in an increase in the fair value of the Convertible Debentures of approximately U.S.$378 million (Ps. 4,672 million) and a decrease in the fair value of the Convertible Debentures of approximately U.S.$378 million (Ps.4,672 million) as of December 31, 2010. The result of this analysis does not purport to represent actual changes in the fair value of the Convertible Debentures.
Derivative Financial Instruments.
Derivative Financial Instruments include swaps, forwards and options. (See Notes 1(p) and 9 to our consolidated year-end financial statements).
Our derivative portfolio is entirely over-the-counter (“OTC”). Our derivatives are valued using industry standard valuation models; projecting the our future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.
When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.
Pension and Seniority Premiums Plan Assets. The pension and seniority premiums plan assets consist primarily of common stock, mutual funds of fixed rate instruments and money market securities (see Note 23(g) to our consolidated year-end financial statements).
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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis.
The majority of the our non-financial instruments, which include goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its fair value.
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
The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.971 million of goodwill as of December 31, 2010. Related impairments are discussed in Note 23(e) to our consolidated year-end financial statements.
Liquidity, Foreign Exchange and Capital Resources
Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2010, December 31, 2009, and December 31, 2008, we had received Ps.16,556.2 million (nominal), Ps.17,810.4 million (nominal) and Ps.16,881.6 million (nominal), respectively, of advertising deposits for television advertising during 2011, 2010 and 2009, respectively, representing U.S.$1.3 billion, U.S.$1.4 billion, and U.S.$1.2 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2010, represented a 7.0% decrease, as compared to year-end 2009, and deposits as of December 31, 2009, represented a 5.5% increase, as compared to year-end 2008. Approximately 66.0%, 64.2% and 67.8% of the advanced payment deposits as of each of December 31, 2010, December 31, 2009, and December 31, 2008, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2010 was 4.6 months, at December 31, 2009 was 4.5 months, and at December 31, 2008 was 4.0 months.
During the year ended December 31, 2010, we had a net decrease in cash and cash equivalents of Ps.8,998.9 million, which included cash and cash equivalents of Ps.18.7 million of certain businesses of TVI upon consolidation of these businesses into our financial reports as of January 1 and June 1, 2010, as compared to a net decrease in cash and cash equivalents of Ps.3,641.6 million during the year ended December 31, 2009 which included cash and cash equivalents of Ps.21.5 million of TVI upon consolidation of this subsidiary into our financial reports as of October 1, 2009.
Net cash provided by operating activities for the year ended December 31, 2010, amounted to Ps.16,864.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.6,579.3 million; net unrealized foreign exchange gain of Ps.1,460.3 million; interest expense of Ps.3,289.2 million; impairment of long-lived assets and other amortization of Ps.354.7 million; gain on disposition of investments of Ps.1,113.3 million; and equity in losses of affiliates of Ps.211.9 million. Income taxes paid for the year ended December 31, 2010 amounted to Ps.4,403.4 million.
Net cash used for investing activities for the year ended December 31, 2010, amounted to Ps.27,273.9 million, and was primarily used for investments in property, plant and equipment of Ps.11,306.0 million; temporary investments of Ps.1,351.5 million; held-to-maturity and available-for-sale investments of Ps.373.1 million; equity method and other investments of Ps.2,418.5 million; investment convertible debentures of Ps.13,966.4 million; and investments in goodwill and other intangible assets of Ps.712.1 million; which effect was partially offset by cash provided by a disposition of equity method and other investments of Ps.1,807.4 million.

Net cash provided by financing activities for the year ended December 31, 2010, amounted to Ps.1,435.5 million, and was primarily used for repurchase of capital stock of Ps.1,274.0 million; interest paid of Ps.3,003.1 million; prepayment and repayment of debt and lease payments of Ps.4,221.3 million; and derivative financial instruments of Ps.52.5 million; which effect was partially offset by cash provided by the issuance of 7.38% Notes due 2020 in the amount of Ps.10,000.0 million.
We expect to fund our operating cash needs during 2011, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2011 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2011 will depend upon the timing of cash payments from advertisers under our advertising sales plan.
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
Net cash used for investing activities for the year ended December 31, 2009, amounted to Ps.11,052.2 million, and was primarily used for investments in property, plant and equipment of Ps.6,410.9 million; temporary investments of Ps.524.2 million; held-to maturity and available-for-sale investments of Ps.3,051.6 million; equity method and other investments of Ps.809.6 million; and investments in goodwill and other intangible assets of Ps.569.6 million.
Net cash used for financing activities for the year ended December 31, 2009, amounted to Ps.7,640.9 million, and was primarily used for dividends and repurchase of capital stock of Ps.9,841.0 million; interest paid of Ps.2,807.8 million; prepayment and repayment of debt and lease payments of Ps.2,520.2 million; and derivative financial instruments of Ps.206.8 million; which effect was partially offset by cash provided by the issuance of 6.625% Senior Notes due 2040 in the amount of Ps.7,612.1 million.
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
Net cash used for investing activities for the year ended December 31, 2008, amounted to Ps.12,884.5 million, and was primarily used for investments in property, plant and equipment of Ps.5,191.4 million; temporary investments of Ps.5,420.1 million; equity-method and other investments of Ps.1,982.1 million; and investments in goodwill and other intangible assets of Ps.1,489.2 million; which effect was partially offset by cash provided by a disposition of held-to-maturity and available-for-sale investments of Ps.1,269.9 million.
Net cash used for financing activities for the year ended December 31, 2008, amounted to Ps.1,885.5 million, and was primarily used for dividends and repurchase of capital stock of Ps.3,342.5 million; interest paid of Ps.2,407.2 million; prepayment and repayment of debt and lease payments of Ps.700.1 million; derivative financial instruments of Ps.346.1 million; and dividends to minority interests of Ps.332.0 million; which effect was partially offset by cash provided by the issuance of 6.0% Senior Notes due 2018 of Ps.5,241.6 million.
Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.
During 2011, we expect to:
•	make aggregate capital expenditures for property, plant and equipment totaling U.S.$850 million, of which U.S.$435 million and U.S.$270 million are for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$145 million is for our Television Broadcasting segment and other segments;

•	make additional capital contributions related to our 33.3% interest in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) in the amount of U.S.$13.4 million (Ps.159 million) and provide additional long-term financing to GTAC in the principal amount of U.S.$24.9 million (Ps.296.1 million) under a credit facility related to our interest in GTAC;

•	make an investment of U.S.$37.5 million in equity and U.S.$1,565 million in convertible debt of Iusacell. Upon conversion of the debt, our equity participation in Iusacell will be 50%; and

•	in the first half of 2011, we agreed with the non-controlling stockholders of Cablemás the terms for us to acquire their 41.7% equity interest in Cablemás for an aggregate amount of U.S.$390.9 million (Ps.4,603.0 million), payable in cash and 24.8 million CPOs issued by us on April 29, 2011.
During 2010, we:
•	made aggregate capital expenditures for property, plant and equipment totaling U.S.$1,011 million, of which U.S.$438.5 million, U.S.$436.6 million and U.S.$12.5 million are for the expansion and improvements of our Cable and Telecom and Sky segments and Gaming businesses, respectively, and U.S.$123.4 million for our Broadcasting Television segment and other businesses. The actual amount for 2010 includes an accrual of U.S.$111.0 million related to our investment in a new 24-transponder satellite that was launched in the first quarter of 2010, which was paid in cash in the first quarter of 2011;

•	made short-term loans related to our 40.5% interest in La Sexta in the principal amount of €21.5 million (U.S.$29.2 million). In the first quarter of 2011, we made a capital contribution related to our interest in La Sexta with the principal amount of the short-term loans made by us in 2010, and our interest in La Sexta increased from 40.5% to 40.8%. Currently, we do not have commitments for additional capital contributions in La Sexta;

•	made investments of U.S.$1,255.0 million in cash in Broadcasting Media Partners, Inc. (“BMP”), the parent company of Univision, in exchange for a 5% equity stake of the outstanding common stock of BMP and U.S.$1,125 million principal amount of debentures due 2025 bearing interest at an annual rate of 1.5%, that are initially convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to certain conditions and regulations; and

•	made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$4.3 million (Ps.54.7 million). Additionally, in 2010, we provided long-term financing to GTAC in the principal amount of U.S.$29.0 million (Ps.372.1 million) under a credit facility related to our interest in GTAC.
During 2009, we:
•	made aggregate capital expenditures totaling U.S.$499.3 million, of which U.S.$239 million, U.S.$128.8 million and U.S.$17.5 million correspond to our Cable and Telecom, Sky and Gaming businesses, respectively, and U.S.$114 million to our Television Broadcasting and other businesses;

•	made investments related to our 40.5% interest in La Sexta for an aggregate amount of €35.7 million (U.S.$49 million); and

•	made investments in Volaris, for an aggregate amount of U.S.$5 million, and in other companies in which we hold a non-controlling interest for an aggregate amount of U.S.$5.5 million.
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
In October 2004, we entered into a seven and one-half-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.2,000.0 million. Net proceeds of this loan were used principally to prefund a portion of our U.S.$200.0 million aggregate principal amount of 8.625% Senior Notes due in August 2005.
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
In May 2007, we issued Ps.4,500 million aggregate principal amount of 8.49% Senior Notes due 2037. We used the net proceeds from the issuance to replenish our cash position following the payment, with cash on hand, of Ps.992.9 million of our 8.15% UDI-denominated notes that matured in April 2007 and for the repurchase of our shares. We used the remaining net proceeds from this issuance for general corporate purposes, including the repayment of other outstanding indebtedness and the continued repurchase of our shares, subject to market conditions and other factors. See Note 8 to our consolidated year-end financial statements.
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
In October 2010, we issued Ps.10,000 million Notes (Certificados Bursátiles) due 2020. We used the net proceeds to strengthen our financial position.
In March 2011, we entered into long-term credit agreements with four Mexican Banks for an aggregate principal amount of Ps.8,600 million, with maturities between 2016 and 2021. The proceeds of these loans will be used for general corporate purposes.
Indebtedness. As of December 31, 2010, our consolidated long-term portion of debt amounted to Ps.46,495.7 million, and our consolidated current portion of debt was Ps.1,469.1 million. As of December 31, 2009, our consolidated long-term portion of debt amounted to Ps.41,983.2 million, and our consolidated current portion of debt was Ps.1,433.0 million. As of December 31, 2008, our consolidated long-term portion of debt amounted to Ps.36,630.6 million, and our consolidated current portion of debt was Ps.2,270.4 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2010, on a historical, actual basis. Information in the following table is presented in millions of Pesos as of December 31, 2010:

	Debt Outstanding(1)
	December 31,
	2010	Interest		Maturity
Description of Debt	Actual	Rate(2)	Denomination	of Debt
Long-term debt
8% Senior Notes(2)	889.1	8.0%	U.S. Dollars	2011
6% Senior Notes(2)	6,178.8	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	3,707.3	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	7,414.6	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,500.0	8.49%	Pesos	2037
6.625% Senior Notes(2)	7,414.6	6.625%	U.S. Dollars	2040
7.38% Notes(3)	10,000.0	7.38%	Pesos	2020
JPMorgan Chase Bank, N.A. loan(4)	2,780.4	0.8375%	U.S. Dollars	2012
Inbursa, S.A. loan (5)	1,000.0	10.35%	Pesos	2012
Santander Serfin loan (6)	1,400.0	5.11%	Pesos	2016
Banamex loan (6)	2,100.0	8.74%	Pesos	2016
Banco Mercantil del Norte loan (7)	350.0	7.10%	Pesos	2011
Banamex loan (7)	60.0	7.08%	Pesos	2011
Other debt (7)	170.0	8.32%	Pesos	2011

Total debt (including current maturities)	47,964.8	—	—	14.3	(8)
Less: current maturities	1,469.1	—	Various	December 2011

Total long-term debt	46,495.7

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.12.3576 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2010.

(2)	These Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500 million and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018, 2032 and 2040 were priced at 98.793%, 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 8.179%, 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(3)	In October 2010, the Company issued 7.38% Notes (Certificados Bursátiles) due 2020 through the Mexican Stock Exchange in the aggregate principal amount of Ps.10,000 million. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)	In December 2007, Empresas Cablevisión entered into a 5-year term loan facility with a U.S. bank in the aggregate principal amount of U.S.$225 million, in connection with the financing for the acquisition of Letseb and Bestel USA (See Note 2 to our consolidated year-end financial statements). Annual interest on this loan facility is payable on a quarterly basis at LIBOR plus an applicable margin that may range from 0.475% to 0.725% depending on a leverage ratio. At December 31, 2010, the applicable leverage ratio was 0.525%. Under the terms of this loan facility, Empresas Cablevisión and its subsidiaries are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with certain restrictive covenants, primarily on debt, liens, investments and acquisitions, capital expenditures, asset sales, consolidations, mergers and similar transactions. In March 2011, Empresas Cablevisión prepaid this loan facility in full.

(5)	Includes a loan under a certain credit agreement entered into by the Company with a Mexican bank, with maturities through 2012. Interest on this loan is 10.350% per annum, and is payable on a monthly basis. Under the terms of this credit agreement, the Company and certain restricted subsidiaries engaged in television broadcasting, pay television networks and programming exports are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(6)	Includes two long-term loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500 million with a maturity in 2016. This Sky long-term indebtedness is guaranteed by the Company. Annual interest on these two long-term loans was in the range of 8.74% and 8.98% through the first quarter of 2009, and the Mexican Interbank Interest Rate, or TIIE, plus 24 basis points for the remaining period through maturity, with interest payable on a monthly basis. Under the terms of these loan agreements, Sky is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(7)	Includes current-term loans of TVI, bearing different annual interest rates in the range of 7.10% and 8.35% and in the range TIIE plus 2.20% and TIIE plus 3.50%, with interest payable on a monthly basis.

(8)	Actual weighted average maturity of long-term debt as of December 31, 2010.
In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million, with an annual interest rate between 8.09% and 9.40%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans will be used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.
Interest Expense. Interest expense for the years ended December 31, 2008, 2009 and 2010 was Ps.2,816.4 million, Ps.3,136.4 million and Ps.3,615.3 million, respectively.
The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Mexican Pesos):

	Year Ended December 31,(1)(2)
	2008		2009		2010
Interest payable in U.S. Dollars	U.S.$	124.4	U.S.$	125.8	U.S.$	165.5
Amounts currently payable under Mexican withholding taxes(3)		4.6		5.5		8.6

Total interest payable in U.S. Dollars	U.S.$	129.0	U.S.$	131.3	U.S.$	174.1

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,432.7	Ps.	1,788.7	Ps.	2,210.9
Interest payable in Pesos		1,383.7		1,347.7		1,404.4

Total interest expense	Ps.	2,816.4	Ps.	3,136.4	Ps.	3,615.3

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in financial information in accordance with Mexican FRS.

(2)	Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps. Interest expense in these periods also includes gains or losses from related derivative instruments.

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.
Guarantees. We guarantee our proportionate share of our DTH ventures’ minimum commitments for use on PanAmSat (now Intelsat Corporation) IS-9 satellite’s transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of U.S.$56.9 million as of December 31, 2010, related to Innova.
In February 2006, in connection with the transactions with DIRECTV, we entered into an amended and restated guarantee with PanAmSat, pursuant to which the proportionate share of Innova’s transponder lease obligation on satellite IS-9 (formerly PAS-9) guaranteed by us was adjusted from 51.0% to 52.8%. In April 2006, we acquired additional equity interests in Innova from DIRECTV (as described below), and the guarantee was readjusted from 52.8% to 58.7% to cover a percentage of the transponder lease obligations equal to our percentage ownership of Innova at that time. See “Major Stockholders and Related Party Transactions — Related Party Transactions”, “Information on the Company — Business Overview — DTH Ventures” and Note 11 to our consolidated year-end financial statements.

Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations on the balance sheet as of December 31, 2010 (these amounts do not include future interest payments):

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After
			January 1,		January 1,		January 1,		60 Months
			2011 to		2012 to		2014 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2011		2013		2015		2015
	(Thousands of U.S. Dollars)
8% Senior Notes due 2011	U.S.$	71,951	U.S.$	71,951	U.S.$	—	U.S.$	—	U.S.$	—
6.0% Senior Notes due 2018		500,000								500,000
6.625% Senior Notes due 2025		600,000								600,000
8.5% Senior Notes due 2032		300,000								300,000
8.49% Senior Notes due 2037		364,148								364,148
6.625% Senior Notes due 2040		600,000								600,000
7.38% Notes due 2020		809,220								809,220
Inbursa loan due 2012		80,922				80,922
JPMorgan Chase Bank, N.A. loan facility due 2012(1)		225,000		225,000
Santander Serfin loan due 2016		113,290								113,290
Banamex loan due 2016		169,936								169,936
Banco Mercantil del Norte loan due 2011		28,323		28,323
Banamex loan due 2011		4,855		4,855
Acacia Fund loan due 2011		12,138		12,138
Other debt		1,618		1,618

Long-term debt		3,881,401		343,885		80,922				3,456,594
Accrued Interest		60,752		60,752
Satellite transponder obligation		33,576		17,439		16,137
Other capital lease obligations		17,389		5,230		6,981		2,633		2,545
Transmission rights(2)		329,844		117,282		135,689		63,844		13,029

Total contractual obligations	U.S.$	4,322,962	U.S.$	544,588	U.S.$	239,729	U.S.$	66,477	U.S.$	3,472,168

(1)	This loan was prepaid in March 2011.

(2)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet
The following table summarizes our contractual obligations off the balance sheet as of December 31, 2010:

	Payments Due by Period
			Less Than
			12 Months		12-36 Months		36-60 Months		After 60
			January 1,		January 1,		January 1,		Months
			2011 to		2012 to		2014 to		Subsequent to
			December 31,		December 31,		December 31,		December 31,
	Total		2011		2013		2015		2015
	(Thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S.$	24,826	U.S.$	9,373	U.S.$	9,227	U.S.$	5,520	U.S.$	706
Agreements with Intelsat Corporation(2)		548,400		1,800		51,600		75,000		420,000
Capital expenditures commitments		11,411		11,411		—		—		—
Lease commitments(3)		190,910		30,070		45,327		30,841		84,672
Interest on debt(4)		3,943,979		198,973		495,185		492,556		2,757,265
Interest on capital lease obligations		7,721		3,850		2,109		469		1,293
Programming obligations		145,312		39,911		54,813		48,692		1,896
Committed capital contributions to GTAC(5)		12,867		12,867		—		—		—

Total contractual obligations	U.S.$	4,885,426	U.S.$	308,255	U.S.$	658,261	U.S.$	653,078	U.S.$	3,265,832

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)	The 15-year service agreement for transponders on IS-16 contemplates a monthly service fee of U.S.$150,000 to be paid by Sky through September 2015. The 15-year service agreement for transponders on IS-21 contemplates a monthly service fee of U.S.$3.0 million to be paid by Sky from September of 2012 through August of 2027. See Note 11 to our consolidated year-end financial statements.

(3)	Our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 11 to our consolidated year-end financial statements.

(4)	Interest to be paid in future years on outstanding debt as of December 31, 2010, was estimated based on contractual interest rates and exchange rates as of that date.

(5)	We have commitments of capital contributions in 2011, subject to certain conditions, related to our 33.3% equity interest in GTAC in the aggregate amount of Ps.159.0 million (U.S.$12.9 million). See Note 11 to our consolidated year-end financial statements.

Item 6. Directors, Senior Management and Employees
Board of Directors
The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 29, 2011 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	April 1997

Pedro Carlos Aspe Armella (07/07/50)	Co-Chairman of Evercore	Member of the Board of The McGraw-Hill Companies and Chairman of the Board of Concesionaria Vuela Compañía de Aviación	April 2003

Alberto Bailléres González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autonomo de México and Associate Founder Fundación Alberto Bailleres	Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer and Fomento Económico Mexicano	April 2004

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Diretors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C. and Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2003

Manuel Jorge Cutillas Covani (03/01/32)	Private Investor	Member of the Board of Directors of Lyford Cay Foundation, Inc.	April 1992

José Antonio Fernández Carbajal (02/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Vice-Chairman of the Board of Directors of ITESM, Vice-Chairman of the Supervisory Board and Chairman of Americas Committee of Heineken N.V., Vice Chairman of the Board of Heineken Holding, Chairman of the Advisory Board of the Woodrow Wilson Center, México Institute Co. and Member of the Board of Directors of Grupo Financiero BBVA Bancomer, Industrias Peñoles, Grupo Industrial Bimbo, Concesionaria Vuela Compañía de Aviación, Grupo Xignux, CEMEX and Heineken Holding N.V.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, Member of the Board and Partner of Finaccess México, Partner and Chief Executive Officer of Tendora San Carlos	Member of the Boards of Emerson Electric Co, Grupo Financiero Santander and Crown Imports, LLC	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México and Chairman of the Strategic Commitee of the Mexican Business Council	Member of the Boards of Grupo Alfa, Grupo Carso, Grupo México, Grupo Financiero Inbursa and Mexico Fund, Director Emeritus of General Electric, Investment Company of America and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex	April 1992

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Enrique Krauze Kleinbort (09/17/47)	Director and Member of the Boards of Editorial Clío Libros, y Videos and of Editorial Vuelta	Member and Chairman of the Boards of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México	Member of the Board of Financiero Banamex	April 1999

Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Chairman of Western Asset Claymore Inflation Linked Securities & Income Fund and Western Asset/Claymore Inflation Linked Opportunities Fund and Director of Hamilton Lane Advisors, LLC, former Member of the Board of Pan American Silver Corp.	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial	April 2009

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, Dine and Grupo Kuo	Member of the Boards of Grupo Carso, Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial, former Member of the Board of Grupo Alfa	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Alternate Directors:

In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Vice President of Televisa Regional and Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular, Member of the Board of Directors and Chief Executive Officer of several subsidiaries of Grupo Televisa	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	April 2000

Rafael Carabias Príncipe (11/13/44)	Finance Director of Gestora de Inversiones Audiovisuales La Sexta	Former Vice President of Corporate Management of Televisa Corporación and former Vice President of Supervision of Foreign Subsidiaries of Grupo Televisa	April 1999

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Commisioner of Sport City Universidad, Club de Golf Los Encinos and Member of the Board of Directors of Grupo Pochteca Mexichem, Banco Bx+ and Grupo Financiero Bx+	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Leopoldo Gómez González Blanco (04/06/59)	News Vice President of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación	July 1998

Alberto Javier Montiel Castellanos (11/22/45)	Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Former Tax Vice President of Grupo Televisa, former Tax Director of Wal-Mart de México and Member of the Board of Directors of Operadora Dos Mil and Dosfiscal Editores, Member of the Editorial Commitee of Dosfiscal Editores, S.A. de C.V. and Director of Montiel Font y Associados, S.C.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

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
Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 29, 2011 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate, a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2011 annual stockholders’ special and general meetings, which were held on April 29, 2011.
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
Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three independent members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was elected at our ordinary stockholders’ meetings held in April 2009 and 2010, and in our latest annual stockholders’ meeting held on April 29, 2011. The other members were elected at our Board of Directors meetings held on October 27, 2006 and April 30, 2009. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.
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
Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general stockholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez, José Antonio Bastón Patiño, Julio Barba Hurtado and Alejandro Quintero Iñiguez.
Executive Officers
The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	January 2004

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Vice President of Televisa Regional and Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular, Member of the Board of Directors and Chief Executive Officer of several subsidiaries of Grupo Televisa	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Technical Operations & Television Production Services of Grupo Televisa	Former Vice President of Operations of Televisa Chapultepec, former Vice President of Administration of Televisa San Ángel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations	November 2008 April 1999

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión, and General Manager of Grupo Mexicano de Cable, Integravisión de Occidente, Milar, Servicios Cablevisión, Telestar del Pacifico and Tecnicable	Former Chief Executive Officer of Pay Television Networks of Grupo Televisa, former Technical and Operations Director of Pay Television Networks of Grupo Televisa, Chairman of the Board and Chief Executive Officer of several Grupo Televisa subsidiaries.	February 2003

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer and Chairman of the Board of Managers of Corporación Novavisión and Chairman of the Board and Chief Executive Officer of several subsidiaries of Grupo Televisa	Former Vice President of Corporate Finance of Grupo Televisa, former Managing Director of JPMorgan Chase Bank, N.A.	February 2004

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Grupo Televisa	March 1992

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998
Compensation of Directors and Officers
For the year ended December 31, 2010, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately Ps.909.3 million (U.S.$73.6 million using the Interbank Rate, as reported by Banamex, as of December 31, 2010). This aggregate compensation included the payment of an extraordinary bonus, approved by our Board of Directors, to certain executive officers in connection with the Univision/BMP transactions. This compensation also included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.
We made Ps.96.4 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2010. Projected benefit obligations as of December 31, 2010 were approximately Ps.117.3 million.
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
Stock Purchase Plan
Pursuant to the terms of our stock purchase plan, as amended, we may grant eligible participants, who consist of key executives and other personnel, rights to purchase CPOs and/or CPO equivalents or we may conditionally sell CPOs and/or CPO equivalents to these participants. See “— Long-Term Retention Plan”. Pursuant to the stock purchase plan, the exercise or sale prices of the CPOs and/or CPO equivalents range from Ps.11.21 to Ps.26.16. We have implemented the stock purchase plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.
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
Pursuant to the related conditional sale agreements, rights to approximately 0.7 million CPOs vested in March 2007, 7.1 million vested in July 2007, 0.1 million vested in February 2008, 0.7 million vested in March 2008, 1.3 million vested in July 2008 and 0.04 million vested in January 2009. No CPOs vested in 2010. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan special purpose trust. See Notes 12 and 23 to our consolidated year-end financial statements.
In December 2002 and July 2005, we registered for sale CPOs by the special purpose trust to plan participants pursuant to registration statements on Form S-8 under the Securities Act. The registration of these CPOs permits plan participants who are not affiliates and/or the special purpose trust on behalf of these plan participants to sell their CPOs that have vested through ordinary brokerage transactions without any volume or other limitations or restrictions. Those plan participants who are affiliates may only sell their vested CPOs either pursuant to an effective registration statement under the Securities Act or in reliance on an exemption from registration. All or a portion of the net proceeds from any such sales would be used to satisfy the purchase price obligations of these plan participants pursuant to their conditional sale agreements. As of December 31, 2010, approximately 86.9 million stock purchase plan CPOs transferred to employee plan participants, have been sold in open market transactions. Additional sales took place on March 13, 2011, the date when the rights to purchase a total of 87.4 million CPOs transferred expired. During the first quarter of 2011, the rights to approximately 2.7 million CPOs vested.

As of October 2010, our stock purchase plan and our Long-Term Retention Plan were consolidated under a single special purpose trust. In the fourth quarter of 2010, approximately 14.3 million CPOs or CPO equivalents were designated for the stock purchase plan through that special purpose trust.
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
At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved a second stage of the Long-Term Retention Plan and approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. The price at which the CPOs will be transferred to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, the growth of Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, and a liquidity discount, among others.
The special purpose trust created to implement the Long-Term Retention Plan currently owns approximately 106.8 million CPOs or CPO equivalents. This figure is net of approximately 9.7 million CPOs early vested in 2006 and approximately 12.1, 11.7, 13.7 and 26.0 million CPOs vested respectively in January 2008, 2009, 2010 and 2011. Of such 106.8 million CPOs or CPO equivalents approximately 37% are in the form of CPOs and the remaining 63% are in the form of A, B, D and L Shares. As of April 2011, approximately 51.5 million CPOs or CPO equivalents have been reserved and will become vested between 2012 and 2013 at prices ranging from Ps.13.45 to Ps.60.65 pesos per CPO which may be reduced by dividends, the growth of OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, and a liquidity discount, among others.
At our annual general ordinary stockholders’ meeting held on April 29, 2011, our stockholders approved the issuance of 150 million CPOs, subject to the preemptive rights of existing stockholders. We intend to fund the special purpose trust to purchase the CPOs.
As of December 31, 2010 approximately 32.9 million CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2011.
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

Employees and Labor Relations
The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
Total number of employees	22,548	24,362	24,739
Category of activity:
Employees	22,488	24,323	24,698
Executives	40	39	41
Geographic location:
Mexico	20,571	22,506	23,032
Latin America (other than Mexico)	1,529	1,508	1,399
U.S.	428	348	308
As of December 31, 2008, 2009 and 2010, approximately 35%, 39%, and 37% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7. Major Stockholders and Related Party Transactions
The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of May 31, 2011. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned
Azcárraga Trust(3)	52,991,825,693	44.3%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.45%
William H.Gates III(4)	5,759,537,500	4.8%	5,068,393,000	9.1%	8,063,352,500	9.5%	8,063,352,500	9.5%	7.8%
Dodge & Cox, Inc.(5)	3,350,174,000	2.8%	2,948,153,120	5.3%	4,690,243,600	5.5%	4,690,243,600	5.5%	4.5%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of May 31, 2011. The number of shares issued and outstanding for legal purposes as of May 31, 2011 was 60,597,348,050 series A Shares, 53,325,666,284 series B Shares, 84,836,287,270 series D Shares and 84,836,287,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of May 31, 2011 was 59,344,206,075 series A Shares, 52,222,901,346 series B Shares, 83,081,888,505 series D Shares and 83,081,888,505 series L Shares in the form of CPOs, and an additional 53,301,948,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of May 31, 2011 does not include: (i) 10,245,746 CPOs and an additional 136,493,950 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V.,substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 39,879,933 CPOs and an additional 5,488,170,460 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Note 12 to our consolidated year-end financial statements.

(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, B Shares, D Shares or L Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Schedule 13D filed on March 19, 2010 by Cascade Investment, L.L.C. Includes 3,644,562,500 A Shares, 3,207,215,000 B Shares, 5,102,387,500 D Shares and 5,102,387,500 L Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,114,975,000 A Shares, 1,861,178,000 B Shares, 2,960,965,000 D Shares and 2,960,965,000 L Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

(5)	Based solely on information included in the report on Form 13F filed on March 31, 2011 by Dodge & Cox.
The Major Stockholders
Approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 44.3% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series B shares are entitled to elect five out of 20 members of our Board of Directors.
Because the Azcárraga Trust only holds a limited number of B Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.
Related Party Transactions
Transactions and Arrangements With Innova. In 2010, we engaged in, and we expect that we will continue to engage in, transactions with Innova, including, without limitation, the transaction described below. We hold a 58.7% equity interest in Innova through a consolidated venture with DIRECTV. Beginning April 1, 2004, we began including the assets, liabilities and results of operations of Innova in our consolidated financial statements (see Note 1(b) to our consolidated year-end financial statements). Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s board of directors, DIRECTV has certain governance and veto rights, including the right to block some transactions between us and Innova.
Capital Contributions and Loans
Programming. Pursuant to an agreement between us and Innova, we have granted Innova exclusive DTH rights to some program services in Mexico. Innova paid us Ps.1,061.4 million for these rights in 2010. Innova currently pays the rates paid by third party providers of cable television, subject to certain exceptions, and MMDS services in Mexico for our various programming services. In addition, pursuant to the agreement and subject to certain exceptions, we cannot charge Innova higher rates than the rates that we charge third party providers of cable television and MMDS services in Mexico for our various programming services.
Advertising Services. Innova purchased magazine advertising space and television and radio advertising time from us in connection with the promotion of its DTH satellite services in 2010, and we expect that Innova will continue to do so in the future. For television, radio and magazine advertising, Innova paid and will continue to pay the rates applicable to third party advertisers. Innova paid Ps.218.6 million for advertising services in 2010.
Guarantees. We have guaranteed a portion of Innova’s payments to Intelsat Corporation (formerly PanAmSat Corporation) for transponder services on satellite IS-9 (formerly PAS-9). Our guarantee is currently limited to 58.7% of Innova’s obligations under the transponder lease. Innova is obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on the IS-9 satellite through September 2015. As of December 31, 2010, we had guaranteed payments in the amount of U.S.$56.9 million, which represented 58.7% of Innova’s obligations to Intelsat Corporation at the end of 2010. See “Information on the Company — Business Overview — DTH Ventures”. See Note 11 to our consolidated year-end financial statements. If Innova does not pay these fees in a timely manner, we will be required to pay our proportionate share of its obligations to Intelsat. We have also guaranteed 100% of Corporación Novavisión, S. de R.L. de C.V.’s payment obligation under both the Ps.2.1 billion, 8.3-year bank loan with Banamex, as well as the Ps.1.4 billion, 8.3-year bank loan with Banco Santander, S.A.
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
For additional information concerning transactions with Innova, as well as amounts paid to us by Innova pursuant to these transactions in 2010, see Note 16 to our consolidated year-end financial statements. See also “Information on the Company — Business Overview — DTH Ventures — Mexico and Central America”.
Transactions and Arrangements With Vuela. In 2007, Editorial Televisa, our subsidiary, entered into an agreement with Vuela pursuant to which Vuela distributed five different magazines edited and produced by Editorial Televisa. Under this agreement, Vuela distributed these magazines at no cost to its clients, in boarding terminals at airports located in the Mexican territory and on its airplanes. Televisa paid Vuela 10% of the net advertising sales generated by these magazines. We believe that such percentage is comparable to the amounts paid to third parties in similar types of transactions. This agreement was terminated in 2010.

Pursuant to a license agreement between Televisa and Vuela, we granted Vuela the right to broadcast some of our television programs in the audio and video systems installed in Vuela’s aircrafts, facilities, and vehicles. Under this license agreement, Vuela paid Televisa a monthly royalty in the amount of Ps.100,000 for Televisa content. In addition, Televisa entered into an agreement with Vuela pursuant to which Televisa sold airplane screen advertising aired in the audio and video systems installed in Vuela’s aircrafts. Televisa paid Vuela a monthly fixed consideration of Ps.100,000 and a variable consideration of 15% of the revenues obtained by Televisa from such airplane screen sales. During 2010, Televisa paid Vuela the amount of Ps.1,014,053 as variable consideration under such agreement. We believe that such amount is comparable to those paid to third parties in these types of transactions. These arrangements were terminated in 2010.
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
Transactions and Arrangements with Iusacell. Iusacell purchased advertising services from us in connection with the promotion of its products and services in 2011, and we expect that Iusacell will continue to do so in the future. Iusacell paid and will continue to pay rates applicable to third party advertisers for these advertising services.
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
Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or our subsidiaries from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees — Stock Purchase Plan” and “— Long-Term Retention Plan”.
Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders
Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has, from time to time during 2010 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2010, and we expect to continue these arrangements through 2011.
Loans from Banamex. In 2006, Banamex and Innova entered into a loan agreement with a maturity date of 2016 and in 2010 Banamex and TVI entered into a revolving credit facility which was paid by TVI in March 2011. In March 2011, the Company entered into long-term credit arrangements with Banamex, with maturities between 2018 and 2021. These loans were made on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Chairman of the Board of Banamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. Lorenzo H. Zambrano Treviño, a former director, is also a member of the Board of Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services. Two of our directors, Alfonso de Angoitia Noriega and Carlos Fernández González, are members of the Board of, as well as in the case of Mr. Fernández, stockholder of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer and Chairman of the board of directors of Grupo Modelo. Alfonso de Angoitia Noriega also serves as the Chairman of the Finance Committee of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2010, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.
During 2010, Editorial Televisa, our subsidiary, entered into advertising agreements with Comercializadora IMU, S.A. de C.V., or IMU, a company controlled by the brother-in-law of Emilio Azcárraga Jean, whereby IMU provides advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa, at billboards installed at bus stops and Editorial Televisa promotes IMU’s products and/or services in the magazines it publishes. Under such agreement, Editorial Televisa paid IMU Ps.433,354 for such services in 2010, and IMU paid Televisa Ps.433,354 for such services in 2010. In addition, Editorial Televisa and IMU entered into separate advertising services agreements in 2007, 2008, 2009 and 2010, whereby IMU provided advertising services to Editorial Televisa by promoting magazines published by Editorial Televisa at billboards installed at bus stops. Editorial Televisa paid Ps.3.9 million for such services in 2010. We believe that the terms and conditions of these advertising agreements are on arm’s length basis.
Several other members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2009 and 2010, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of our Board and our Executive Committee and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V. and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo, S.A. de C.V. and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V., Radar Servicios Especializados de Mercadotecnia, S.A. de C.V. and TV Promo International, Inc. (jointly, Grupo TV Promo) have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V. and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2010, Grupo TV Promo purchased unsold advertising from Televisa for a total of Ps.301.3 million.
Agency Services. From July 2005 to October 2007, Maximedios Alternativos, S.A. de C.V., or Maximedios, a Mexican company, was Televisa’s sales agent for the sale of in-store television advertising, airplane screen advertising, sponsorship of our soccer teams, as well as pay-TV advertising sales (which includes Innova, Televisa Networks, and Cablevisión). Televisa, Innova, Televisa Networks and Cablevisión, respectively paid Maximedios 15% of the revenues from advertising sales made on their behalf and Televisa paid Maximedios 15% of the revenues from airplane screen sales and in-store advertising and 5% of the revenues from sponsorships. Alejandro Quintero Iñiguez, a member of our Board and our Executive Committee and our Corporate Vice President of Sales and Marketing jointly with other members of his family, are majority stockholders and members of the Board of Grupo TV Promo, S.A. de C.V. and Producción y Creatividad Musical, S.A. de C.V., companies that have a majority interest in Maximedios.
Alejandro Quintero does not currently receive any form of compensation from Maximedios, other than dividends to which he may be entitled to receive as an indirect stockholder. During 2009, Televisa and the aforementioned affiliates, paid Maximedios the amount of Ps.0.7 million, as sales commissions. We believe that such amount is comparable to those paid to third parties for these types of services.
Legal and Advisory Services. During 2010, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of our Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participates in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

In August 2009, we entered into an agreement with Allen & Company to provide the Company with advisory services related to investment opportunities outside of Mexico. In February 2010, we entered into an agreement with Allen & Company to provide the Company with advisory services related to an investment opportunity in the wireless telecommunications segment in Mexico. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services. See Note 16 to our consolidated year-end financial statements.
Sale of Property. In April 2010, we sold to Desarrolladora El Cenote, S.A. de C.V., or Cenote, a portion of the land located in front of our principal headquarters in Santa Fe. A stockholder of Cenote is Mr. Adolfo Fastlicht Kurian, the brother-in-law of Mr. Emilio Azcarraga Jean, our Chief Executive Officer and Chairman of the Board.
Item 8. Financial Information
See “Financial Statements” and pages F-1 through F-59, which are incorporated herein by reference.
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

	Nominal Pesos per CPO(1)
	High	Low
2006	60.88	37.67
2007	68.10	48.29
2008	57.35	36.19
2009	56.67	33.91
First Quarter	44.31	33.91
Second Quarter	48.17	39.39
Third Quarter	50.64	43.59
Fourth Quarter	56.67	48.45
December	54.52	52.74
2010	65.09	45.19
First Quarter	54.46	47.29
Second Quarter	53.33	45.19
Third Quarter	50.20	45.91
Fourth Quarter	65.09	47.72
December	65.09	59.79
2011 (through June 24, 2011)	65.01	52.45
First Quarter	65.01	55.16
January	65.01	57.28
February	59.55	57.15
March	58.85	55.16
Second Quarter (through June 24, 2011)	59.98	52.45
April	59.98	52.45
May	54.98	53.37
June (through June 24, 2011)	57.18	52.95

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2006	28.20	16.38
2007	31.14	22.04
2008	27.68	13.21
2009	22.13	10.92
First Quarter	16.66	10.92
Second Quarter	18.20	14.16
Third Quarter	18.99	16.30
Fourth Quarter	22.13	17.74
December	21.39	20.53
2010	26.51	17.41
First Quarter	21.15	18.30
Second Quarter	21.66	17.41
Third Quarter	19.81	17.58
Fourth Quarter	26.51	18.91
December	26.51	24.05
2011 (through June 24, 2011)	26.50	22.25
First Quarter	26.50	22.78
January	26.50	23.46
February	24.70	23.49
March	24.62	22.78
Second Quarter (through June 24, 2011)	25.31	22.25
April	25.31	22.40
May	23.72	22.91
June (through June 24, 2011)	24.17	22.25

(1)	Source: NYSE.
Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of May 31, 2011, approximately 302,558,087 GDSs were held of record by 107 persons with U.S. addresses. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.
Trading on the Mexican Stock Exchange
Overview
The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly-traded corporation with variable capital, or sociedad anónima bursatil de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares.

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
Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as EMISNET and to the CNBV through the Sistema de Transferencia de Información sobre Valores, or STIV-2. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.
The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through EMISNET and STIV-2 information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:
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
The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through EMISNET and STIV-2, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.
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
Holders of D Shares and L Shares. Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:
•	our transformation from one type of company to another;

•	any merger (even if we are the surviving entity);

•	extension of our existence beyond our prescribed duration;

•	our dissolution before our prescribed duration (which is currently 99 years from January 30, 2007);

•	a change in our corporate purpose;

•	a change in our nationality; and

•	the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.
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
Preferential Rights of D Shares
Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps.0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:
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
Duration. Our corporate existence under our bylaws continues until 2106.
Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps.0.00683551495 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.
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
Pursuant to our bylaws, a “competitor” is generally defined as any person or entity who, directly or indirectly, is engaged in any of the following businesses or activities: television production and broadcasting, pay-TV production, program licensing, direct-to-home satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A “competitor” is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

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
We operate our DTH satellite service in Mexico and Central America through a partnership with DIRECTV. See “Information on the Company — Business Overview — DTH Ventures”.
In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. In November 2009, we issued U.S.$600.0 million aggregate principal amount of 6.625% Senior Notes due 2040. In October 2010, we issued Ps.10,000 million aggregate principal amount of 7.38% Senior Notes due 2020. In March 2011, we entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million. For a description of the material terms of the amended indentures related to our 8% Senior Notes due 2011, our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% Senior Notes due 2020, our facilities with a Mexican bank, our Ps.8,600 million long-term credit agreements with four Mexican banks, with annual interest rate between 8.09% and 9.4% and principal maturities between 2016 and 2021 and our Ps.1,000 million long-term credit agreement, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

In December 2007, our subsidiary, Sky, and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16. The agreement contemplates payment of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that was paid in two installments, the first in the first quarter of 2010, and the second in the first quarter of 2011, as well as a monthly service fee of U.S.$150,000 commencing on the service start date. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-years service life. IS-21 satellite intends to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012.
In December 2007, our indirect majority-owned subsidiary, Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which as of December 2007, held 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. Bestel focuses on providing voice, data and managed services to domestic and international carriers and to the enterprise, corporate and government segments in both Mexico and the United States. In July 2009, TVI prepaid the loan facility through an exchange with the Company of such loan receivable for the 15.4% interest TVI held in Cablestar and for Ps.85.58 million in cash. In November 2010 and March 2011, Cablemás and Cablevisión prepaid in full the oustanding balance of the U.S.$50.0 million and U.S.$225.0 million loan facilities, respectively. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.
On February 15, 2010, we entered into an Investment and Securities Subscription Agreement, or Investment Agreement, with NII pursuant to which we agreed to invest U.S.$1.44 billion in cash for a 30% equity interest in Nextel Mexico. Our investment and other transactions contemplated by the Investment Agreement were conditioned upon the consortium formed by Nextel Mexico and the Group being awarded licenses to use specified amounts of spectrum in the spectrum auctions held in Mexico during 2010, and other customary closing conditions. In October 2010, we and NII announced that we had mutually agreed to terminate the Investment Agreement and other related agreements.
On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession. GTAC plans to have the network ready to offer commercial services around the end of 2011. The total investment in GTAC made by the consortium in 2010 was Ps.1.3 billion and there will be further investments in 2011, in an approximate amount of Ps.700 million.
On April 7, 2011, we entered into a transaction pursuant to which CVQ, our wholly-owned subsidiary, acquired from MMI (i) the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF, which indirectly owns 100% of the outstanding shares of Iusacell, for an aggregate purchase price of approximately U.S.$37.5 million; and (ii) the GSF convertible debentures, issued by GSF and mandatorily convertible into shares of stock of GSF, in an aggregate principal amount of approximately U.S.$365 million of the Series 1 tranche thereof and U.S.$1,200 million of the Series 2 tranche thereof, for an aggregate investment in the GSF convertible debentures of approximately U.S.$1,565 million. The trust beneficiary rights and the Series 1 Debentures were paid in cash on April 7, 2011. The Series 2 Debentures are payable in cash by us no later than October 31, 2011 (in a single up-front installment or in multiple installments). As of June 28, 2011, U.S.$600.0 million of the amount payable in respect of the Series 2 Debentures had been paid, and U.S.$600.0 million remains to be paid no later than October 31, 2011.
We also agreed to make an additional payment of U.S.$400 million to Iusacell if Iusacell’s EBITDA reaches U.S.$3,472 million at any time from January 1, 2011 to December 31, 2015. Upon conversion of the GSF convertible debentures, CVQ will own 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell, and we and GSTelecom, the owner of the remaining 50% of the GSF stock, will have equal corporate governance rights. The conversion of the GSF convertible debentures is only subject to the approval of the Mexican Antitrust Commission.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.
For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.
Legal Proceedings
In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, a final judgment was entered against us whereby we were declared liable for an amount equal to 40% of the income generated from such work. In January 2005, a motion to enforce the final judgment, or the Final Motion, was filed. The Final Motion was resolved and the amount of liability set by the Court was Ps.138.1 million.
After several appeals, on March 4, 2010 the Seventh Court of Appeals of the “Tribunal Superior de Justicia del DF” (Supreme Court of the Federal District) revoked the amount of liability set by the court and as a result the judge determined the amount of liability set by the court rises to the amount of Ps.901.2 thousand. The plaintiff appealed such decision. On March 17, 2011, the First Federal Collegiate Court in Civil Matters issued a final judgment denying such appeal and reaffirming the Seventh Court of Appeals decision.
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
On January 22, 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, and Univision. In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in the U.S. District Court for the Central District of California, with the exception of a counterclaim filed by Univision in October 2006, whereby it sought a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet. This counterclaim was subsequently dismissed in connection with a further amendment to the PLA and other transactions between Univision and the Company completed in December 2010. For a description of the transactions entered into between Univision and the Company and completed in December 2010, see “Information on the Company — Business Overview — Univision.”
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
In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws other than Mexican tax laws, and does not address any tax consequences of the newly enacted Medicare tax on certain investment income. Further, this discussion generally applies only to U.S. Holders that hold the CPOs, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (referred to herein as the “Code”).
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
As used in this section, the term “U.S. Holder” means a beneficial owner of CPOs, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person”.
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
Dividends. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2013 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.
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
U.S. Backup Withholding. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on Underlying Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or Underlying Shares, unless the U.S. Holder:
•	comes within an exempt category; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.
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
Pursuant to recently enacted legislation, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined), including GDSs, CPOs and Underlying Shares, that are not held in an account maintained by a U.S. “financial institution” (as defined) and whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. Holders should consult their own tax advisors regarding their reporting obligations under this legislation.
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
When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2011, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.4286.
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
The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Disclosures
Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2010.
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
In compliance with the procedures and controls established by our Risk Management Committee, in 2008, 2009, and 2010, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, inflation rates and the price of our common stock. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk
In connection with the Senior Notes due 2011, 2025 and 2032 and Sky’s Senior Notes due 2013, in 2004 we entered into cross-currency interest rate swap agreements, or “coupon swaps”, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the Senior Notes due 2025. During the second quarter of 2005, we entered into additional “coupon swaps” with a notional amount of U.S.$242.0 million. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such “coupon swaps” for an additional year on a notional amount of U.S.$890.0 million. In January 2008, we terminated part of these option contracts early with respect to a notional amount of U.S.$200.0 million and with no material additional gain or loss. The remaining option contracts on a notional amount of U.S.$690.0 million expired unexercised by the financial institution in March 2009, and we recognized the benefit of unamortized premiums. In March 2009 and March 2010 all the “coupon swaps” entered into in 2004 and 2005 expired and we recorded the change in fair value and all the cash flows related to these transactions in the integral cost of financing (foreign exchange gain or loss) during the life of the instruments.
In August 2009, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025 and 2032 from the second semester of 2009 to the first semester of 2011. Also, in December 2009 and January 2010, in connection with the Senior Notes due 2040 we entered into “coupon swaps” agreements on a notional amount of U.S.$600.0 million with an expiration date of July 2011.
Finally, in January and February 2011, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025, 2032 and 2040 from the second semester of 2011 to the first semester of 2012. As of May 31, 2011, the outstanding cross-currency interest rate swap agreements have a notional amount corresponding to U.S.$2,000.0 million of the principal amount of the Notes.
As of May 31, 2011, the net fair value of the cross-currency interest rate swap agreements including the option contracts was a (liability) asset of U.S.$(9.9) million, U.S.$(6.0) million as of December 31, 2010 and U.S.$2.4 million as of December 31, 2009. As of May 31, 2011, the increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$14.5 million, U.S.$9.3 million as of December 31, 2010 and U.S.$18.7 million as of December 31, 2009.
During May 2007, November 2007 and October 2010 in connection with and ahead of the issuance of the Senior Notes due 2037, the Senior Notes due 2018 and the “Certificados Bursátiles” (CEBURES) due 2020 we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono interest rates on the pricing date of the Notes and CEBURES for a notional amount of Ps.2,000.0 million, U.S.$150.0 million and Ps.4,500 million, respectively. These hedges resulted in an accumulated net loss of U.S.$1.8 million, a net gain of Ps.45.1 million and a net loss of Ps.39.9 million.
During March 2011, in connection with the amortizable variable rate loan with HSBC due 2018, we entered into interest rate swap agreements on a notional amount of Ps.2,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.6075%.
As of May 31, 2011, the net fair value of the interest rate swap was a (liability) asset of Ps.(96.1) million. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.65.0 million. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.
In connection with Sky’s variable rate bank loans guaranteed by Televisa, in December 2006, we entered into forward starting interest rate swap agreements on a notional amount of Ps.1,400.0 million. These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.415% starting in April 2009.
As of May 31, 2011, the net fair value of the interest rate swap was a (liability) asset of Ps.(109.4) million and Ps.(102.5) million as of December 31, 2010. As of May 31, 2011, the potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.31.3 million and Ps.33.4 million as of December 31, 2010. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.
In December 2007, in connection with the Empresas Cablevisión variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$225.0 million. This agreement involves the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange is Ps.2,435.0 million with an interest rate of 8.365% for the coupon payments. In March 2011, the variable rate loan was prepaid and this agreement was early terminated.

As of December 31, 2010, the net fair value of the cross-currency swap was an asset of U.S.$15.3 million. As of December 31, 2010, the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$21.2 million.
In connection with the Senior Notes due 2015 in 2005, 2006 and 2007, Cablemás entered into a forward and a cross-currency interest rate swap agreement on a notional amount of U.S.$175.0 million, as amended, with a U.S. financial institution to hedge against Peso depreciation on the interest payments and the nominal final exchange. In 2005, Cablemás entered into a swaption agreement that allows its counterparty in December 2010 to float the coupon payments in the cross-currency interest rate swap through 2015. In February 2010, Cablemás cancelled the forward and cross-currency interest rate swap agreements, which were replaced with a cross-currency swap agreement and an interest rate swap agreement to cover the same exchange rate exposure involving the coupon and principal payments for the same notional amount of U.S.$175.0 million with the same due date of 2015. Cablemás recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss). In November 2010, the Senior Notes were called and these swap agreements were early terminated.
In December 2007, in connection with the Cablemás variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$50.0 million. This agreement involves the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange is Ps.541.3 million with an interest rate of 8.51% for the coupon payments. In November 2010, the variable rate loan was prepaid and this agreement was early terminated.
Sensitivity and Fair Value Analyses
The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2009 and 2010. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2009		2010		2010
	(Millions of Pesos or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps.	8,902.3	Ps.	10,446.8	U.S.$	845.4
Convertible debentures(3)		—		13,904.2		1,125.2
Long-term loan receivable GTAC(4)		—		442.8		35.8
Held-to-maturity debt securities(5)		1,196.1		933.6		75.5
Other available-for-sale-investments(6)		2,826.5		2,922.6		236.5

Derivative financial instruments(16)		1,545.4		189.4		15.3
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2011(7)		1,015.4		926.9		75.0
Senior Notes due 2018(8)		6,587.7		6,807.5		550.9
Senior Notes due 2032(9)		4,688.4		4,765.0		385.6
Senior Notes due 2025(10)		7,851.1		8,348.9		675.6
Senior Notes due 2040(11)		7,698.6		7,953.7		643.6
JPMorgan Chase Bank, N.A. loan due 2012(12)		3,173.4		2,575.6		208.4
Senior Notes due 2015		2,494.5		—		—

	Fair Value at December 31,
	2009	2010	2010
	(Millions of Pesos or millions of U.S. Dollars)(1)
Peso-denominated debt:
Senior Notes due 2037(13)	4,055.6	4,207.3	340.5
Notes due 2020(14)	—	9,474.3	766.7
Short-term and long-term notes payable to Mexican banks(15)	6,135.4	5,442.6	440.4
Derivative financial instruments(16)	523.6	177.9	14.4

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.12.3576 per U.S. Dollar, the Interbank Rate as of December 31, 2010. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	At December 31, 2010, our temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso and U.S. Dollar-denominated in 2009 and 2010). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)	At December 31, 2010, fair value did not exceed the carrying value of these notes. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,390.4 million (U.S.$112.5 million) at December 31, 2010.

(4)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.58.8 million (U.S.$4.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.103.1 million (U.S.$8.3 million) at December 31, 2010.

(5)	At December 31, 2010, carrying value exceeded the fair value of these notes by Ps.1.9 million (U.S.$0.2 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.91.5 million (U.S.$7.4 million) at December 31, 2010.

(6)	At December 31, 2010, fair value did not exceed the carrying value of these notes. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.292.3 million (U.S.$23.7 million) at December 31, 2010.

(7)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.37.8 million (U.S.$3.1 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.130.5 million (U.S.$10.6 million) at December 31, 2010.

(8)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.628.7 million (U.S.$50.9 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,309.4 million (U.S.$106.0 million) at December 31, 2010.

(9)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.1,057.7 million (U.S.$85.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,534.2 million (U.S.$124.1 million) at December 31, 2010.

(10)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.934.3 million (U.S.$75.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,769.2 million (U.S.$143.2 million) at December 31, 2010.

(11)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.539.1 million (U.S.$43.6 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would amount to approximately Ps.1,334.5 million (U.S.$108.0 million) at December 31, 2010.

(12)	At December 31, 2010, carrying value exceeded the fair value of these notes by Ps.204.9 million (U.S.$16.6 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.52.7 million (U.S.$4.3 million) at December 31, 2010.

(13)	At December 31, 2010, carrying value exceeded the fair value of these notes by Ps.292.7 million (U.S.$23.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.128.1 million (U.S.$10.4 million) at December 31, 2010.

(14)	At December 31, 2010, carrying value exceeded the fair value of these notes by Ps.525.7 million (U.S.$42.5 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.421.7 million (U.S.$34.1 million) at December 31, 2010.

(15)	At December 31, 2010, fair value exceeded the carrying value of these notes by Ps.362.6 million (U.S.$29.3 million). At December 31, 2010, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.904.9 million (U.S.$73.1 million) at December 31, 2010.

(16)	Given the nature of these derivative instruments, an increase of 10% in the interest and or exchange rates would not have a significant impact on the fair value of these financial instruments.
We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2009		2010
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, temporary investments and held-to-maturity debt securities, includes in 2010, convertible debentures(1)	U.S.$	2,436.4	U.S.$	2,729.2
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		3,044.5		2,884.1

Net liability position	U.S.$	(608.1)	U.S.$	(154.9)

(1)	In 2009 and 2010, include U.S. Dollar equivalent amounts of U.S.$110.2 million and U.S.$117.5 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2009 and 2010, include U.S. Dollar equivalent amounts of U.S.$54.2 million and U.S.$9.5 million, respectively, related to other foreign currencies, primarily Euros.
At December 31, 2010, a hypothetical 10.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.191.4 million. This depreciation rate is based on the December 31, 2010 forecast of the U.S. Dollar to Peso exchange rate for 2011 by the Mexican government for such year.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Based on the evaluation as of December 31, 2010, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, as stated in their report which is included herein.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 México, D.F., México.
Telephone: (52) (55) 5261-2000.
Item 16.C. Principal Accountant Fees and Services
PricewaterhouseCoopers, S.C. acted as our independent auditor for the fiscal years ended December 31, 2009 and 2010.
The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2009 and 2010, and breaks down these amounts by category of service:

	2009		2010
	(in millions of Pesos)
Audit Fees	Ps.	68.4	Ps.	78.6
Audit-Related Fees		7.9		2.8
Tax Fees		5.7		6.5
Other Fees		0.2		0.5

Total	Ps.	82.2	Ps.	88.4

“Audit Fees” are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.
“Audit-Related Fees” are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, advisory services associated with our financial reporting, and due diligence reviews in connection with potential acquisitions and business combinations.
“Tax Fees” are fees for professional services rendered by the Company’s independent auditor for tax compliance in connection with our subsidiaries and interests in the United States, as well as tax advice on actual or contemplated transactions.
“Other Fees” are fees charged by our independent auditor in connection with services rendered other than audit, audit-related and tax services.
We have procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers, S.C. The procedures require that all proposed engagements of PricewaterhouseCoopers, S.C. for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
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
During 2009 and 2010, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Purchases of Equity Securities by Televisa(3)

						Maximum Number (or
					Total Number of	Appropriate Mexican Peso
					CPOs	Value) of CPOs
	Total Number				Purchased as part of	that May Yet Be
	of CPOs		Average Price		Publicly Announced	Purchased Under the
Purchase Date	Purchased		Paid per CPO(1)		Plans or Programs	Plans or Programs(2)
January 1 to January 31	Ps.	—	Ps.	0.0000	239,164,600	Ps.	17,294,931,850
February 1 to February 28		250,000		46.9644	239,414,600		17,283,190,750
March 1 to March 31		900,000		49.8017	240,314,600		17,238,369,227
April 1 to April 30		200,000		51.6568	240,514,600		18,000,000,000
May 1 to May 31		5,277,600		47.8880	245,792,200		17,747,266,404
June 1 to June 30		3,500,000		47.3002	249,292,200		17,581,715,604
July 1 to July 31		3,000,000		47.7887	252,292,200		17,438,349,417
August 1 to August 31		4,100,000		48.9507	256,392,200		17,237,651,533
September 1 to September 30		3,612,000		48.4847	260,004,200		17,062,524,726
October 1 to October 31		621,800		54.8365	260,626,000		17,028,427,395
November 1 to November 30		2,648,100		56.3800	263,274,100		16,879,127,565
December 1 to December 31		1,417,300		60.8589	264,691,400		16,792,872,217

Total	Ps.	25,526,800	Ps.	49.9092	264,691,400	Ps.	16,792,872,217

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)	The total amount of our share repurchase program was updated in accordance with the resolution that our stockholders approved in a general meeting of the stockholders of Grupo Televisa, S.A.B. held on April 30, 2010.

(3)	Table does not include repurchases or purchases by the special purpose trust formed in connection with our stock purchase plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Long-Term Retention Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Long-Term Retention
Purchase Date	Purchased	Paid per CPO(2)		the Long-Term Retention Plan	Plan(3)
January 1 to January 31	3,087,300	Ps.	51.4874	14,764,600
February 1 to February 28	1,405,600		49.1177	16,170,200
March 1 to March 31	1,620,000		49.6292	17,790,200
April 1 to April 30	50,000		51.5000	17,840,200
May 1 to May 31	793,000		48.2124	18,633,200
June 1 to June 30	—			18,633,200
July 1 to July 31	—			18,633,200
August 1 to August 31	—			18,633,200
September 1 to September 30	130,000		47.3366	18,763,200
October 1 to October 31	—			18,763,200
November 1 to November 30	—			18,763,200
December 1 to December 31	—			18,763,200

Total	7,085,900	Ps.	50.1499	18,763,200

(1)	See “Directors, Senior Management and Employees — Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Long-Term Retention Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Long-Term Retention Plan.

Purchases of Equity Securities by Special Purpose Trust
formed in connection with Stock Purchase Plan(1)
CPOs

					Maximum Number (or
					Appropriate Mexican
					Peso Value)
					of CPOs
				Total Number of	that May Yet Be
	Total Number			CPOs	Purchased Under the
	of CPOs	Average Price		Purchased as part of	Stock Purchase
Purchase Date	Purchased	Paid per CPO(2)		the Stock Purchase Plan	Plan(3)
January 1 to January 31	—	Ps.	—	68,564,900
February 1 to February 28	—		—	68,564,900
March 1 to March 31	—		—	68,564,900
April 1 to April 30	—		—	68,564,900
May 1 to May 31	—		—	68,564,900
June 1 to June 30	—		—	68,564,900
July 1 to July 31	—		—	68,564,900
August 1 to August 31	—		—	68,564,900
September 1 to September 30	—		—	68,564,900
October 1 to October 31	—		—	68,564,900
November 1 to November 30	—		—	68,564,900
December 1 to December 31	—		—	68,564,900

Total	—	Ps.	—	68,564,900

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Stock Purchase Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Stock Purchase Plan.
Item 16.F. Change in Registrant’s Certifying Accountant
Not applicable.
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
We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the CNBV. See “Additional Information — Bylaws” for a more detailed description of our corporate governance practices.

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
Item 18. Financial Statements
See pages F-1 through F-59, which are incorporated herein by reference.
Item 19. Exhibits
Documents filed as exhibits to this annual report appear on the following
(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).

2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).

2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).

2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

Exhibit
Number		Description of Exhibits
2.10	—	Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

2.12	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.13	—	Thirteenth Supplemental Indenture relating to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of August 21, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.14	—	Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).

2.15	—	Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).

4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).

4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).

4.3	—	Amended and Restated Program License Agreement, dated as of December 19, 2001, by and between Productora de Teleprogramas, S.A. de C.V. and Univision Communications Inc. (“Univision”) (previously filed with the Securities and Exchange Commission as Exhibit 10.7 to the 2001 Form F-4 and incorporated herein by reference).

4.4	—	Participation Agreement, dated as of October 2, 1996, by and among Univision, Perenchio, the Registrant, Venevision and certain of their respective affiliates (previously filed with the Securities and Exchange Commission as Exhibit 10.8 to Univision’s Registration Statement on Form S-1 (File number 333-6309) and incorporated herein by reference).

Exhibit
Number		Description of Exhibits
4.5	—	Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and among Univision, Venevision and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 10.9 to the 2001 Form F-4 and incorporated herein by reference).

4.6	—	Co-Production Agreement, dated as of March 27, 1998, between the Registrant and Univision Network Limited Partnership (previously filed with the Securities and Exchange Commission as an Exhibit to Univision’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

4.7	—	Program License Agreement, dated as of May 31, 2005, between Registrant and Univision (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.8	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.9	—	English translation of investment agreement, dated as of March 26, 2006, between Registrant and M/A and Gestora de Inversiones Audiovisuales La Sexta, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.10	—	English summary of Ps.1,162.5 million credit agreement, dated as of May 17, 2004, between the Registrant and Banamex (the “May 2004 Credit Agreement”) and the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.9 to the 2004 Form 20-F and incorporated herein by reference).

4.11	—	English summary of amendment to the May Credit Agreement and the amendment to the May 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.10 to the 2004 Form 20-F and incorporated herein by reference).

4.12	—	English summary of Ps.2,000.0 million credit agreement, dated as of October 22, 2004, between the Registrant and Banamex (the “October 2004 Credit Agreement”) and the October 2004 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the 2004 Form 20-F and incorporated herein by reference).

4.13	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.14	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April 2006 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.15	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

4.16	—	Full-Time Transponder Service Agreement, dated as of November _____, 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

Exhibit
Number		Description of Exhibits
4.17	—	Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.18*	—	Investment and Securities Subscription Agreement, dated as of February 15, 2010, by and among NII Holdings, Inc., Comunicaciones Nextel de Mexico, S.A. de C.V., Nextel International (Uruguay), LLC and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).

4.19*	—	Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein.

4.20	—	Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc.

4.21	—	$1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010.

4.22	—	Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc.

4.23	—	Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010.

4.24*	—	Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc.

4.25	—	Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc.

4.26*	—	Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors.

4.27*	—	Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc.

4.28	—	Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant.

4.29*	—	Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd.

4.30	—	Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc.

4.31*	—	Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant.

Exhibit
Number		Description of Exhibits
4.32	—	English summary of Shareholders’ and Share Purchase Agreement, dated as of December 16, 2010 (and amended on April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., Mexico Media Investments, S.L., Sociedad Unipersonal, GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. and Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and and Grupo Iusacell, S.A. de C.V.

4.33	—	English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero.

4.34	—	English Summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria.

4.35	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex.

4.36	—	English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex.

4.37	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex.

4.38	—	English summary of Ps.2,500 million credit agreement, dated as of March 30, 2011, between the Registrant and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

4.39	—	English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC.

4.40	—	English summary of Ps.2,000 million credit agreement, dated as of March 30, 2011, between the Registrant and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2011.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2011.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2011.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2011.

23.1	—	Consent of PricewaterhouseCoopers S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
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

GRUPO TELEVISA, S.A.B.

By:	/s/ Salvi Rafael Folch Viadero

	Name:	Salvi Rafael Folch Viadero
	Title:	Chief Financial Officer

By:	/s/ Jorge Lutteroth Echegoyen

	Name:	Jorge Lutteroth Echegoyen
	Title:	Vice President — Corporate Controller
Date: June 28, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
GRUPO TELEVISA, S.A.B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows, present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations, changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers, S.C.
C. P. C. Miguel Ángel Álvarez Flores
Audit Partner
México, D. F.,
June 28, 2011

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2009 and 2010
(In thousands of Mexican Pesos) (Notes 1 and 2)

	Notes	2009		2010
ASSETS
Current:
Cash and cash equivalents		Ps.	29,941,488	Ps.	20,942,531
Temporary investments			8,902,346		10,446,840

			38,843,834		31,389,371

Trade notes and accounts receivable, net	3		18,399,183		17,701,125
Other accounts and notes receivable, net			3,530,546		4,180,233
Due from affiliated companies			135,723		196,310
Transmission rights and programming	4		4,372,988		4,004,415
Inventories, net			1,665,102		1,254,536
Other current assets			1,435,081		1,117,740

Total current assets			68,382,457		59,843,730
Derivative financial instruments	9		1,538,678		189,400
Transmission rights and programming	4		5,915,459		5,627,602
Investments	5		6,720,636		21,837,453
Property, plant and equipment, net	6		33,071,464		38,651,847
Intangible assets and deferred charges, net	7		10,859,251		10,241,007
Other assets			80,431		79,588

Total assets		Ps.	126,568,376	Ps.	136,470,627

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Balance Sheets
As of December 31, 2009 and 2010
(In thousands of Mexican Pesos) (Notes 1 and 2)

	Notes	2009		2010
LIABILITIES

Current:
Short-term debt and current portion of long-term debt	8	Ps.	1,433,015	Ps.	1,469,142
Current portion of capital lease obligations	8		235,271		280,137
Trade accounts payable			6,432,906		7,472,253
Customer deposits and advances			19,858,290		18,587,871
Taxes payable			940,975		1,443,887
Accrued interest			464,621		750,743
Employee benefits			200,215		199,638
Due to affiliated companies			34,202		48,753
Derivative financial instruments	9		—		74,329
Other accrued liabilities			2,577,835		2,982,309

Total current liabilities			32,177,330		33,309,062
Long-term debt, net of current portion	8		41,983,195		46,495,660
Capital lease obligations, net of current portion	8		1,166,462		349,674
Derivative financial instruments	9		523,628		103,528
Customer deposits and advances			1,054,832		495,508
Other long-term liabilities			3,078,411		2,747,494
Deferred income taxes	19		1,765,381		681,797
Retirement and termination benefits	10		346,990		430,143

Total liabilities			82,096,229		84,612,866

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY
Capital stock issued, no par value	12		10,019,859		10,019,859
Additional paid-in capital			4,547,944		4,547,944

			14,567,803		14,567,803

Retained earnings:	13
Legal reserve			2,135,423		2,135,423
Unappropriated earnings			17,244,674		23,583,384
Net income for the year			6,007,143		7,683,389

			25,387,240		33,402,196
Accumulated other comprehensive income, net	14		3,401,825		3,251,109
Shares repurchased	12		(5,187,073)		(6,156,625)

			23,601,992		30,496,680

Total controlling interest			38,169,795		45,064,483
Non-controlling interest	15		6,302,352		6,793,278

Total stockholders’ equity			44,472,147		51,857,761

Total liabilities and stockholders’ equity		Ps.	126,568,376	Ps.	136,470,627

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Income
For the Years Ended December 31, 2008, 2009 and 2010
(In thousands of Mexican Pesos, except per CPO amounts) (Notes 1 and 2)

	Notes	2008		2009		2010
Net sales	22	Ps.	47,972,278	Ps.	52,352,501	Ps.	57,856,828
Cost of sales (excluding depreciation and amortization)			21,556,025		23,768,369		26,294,779
Selling expenses (excluding depreciation and amortization)			3,919,163		4,672,168		4,797,700
Administrative expenses (excluding depreciation and amortization)			3,058,168		3,825,507		4,602,415
Depreciation and amortization	6 and 7		4,311,115		4,929,589		6,579,325

Operating income	22		15,127,807		15,156,868		15,582,609
Other expense, net	17		952,139		1,764,846		567,121
Integral cost of financing, net	18		830,882		2,973,254		3,028,645
Equity in losses of affiliates, net	5		1,049,934		715,327		211,930

Income before income taxes			12,294,852		9,703,441		11,774,913
Income taxes	19		3,564,195		3,120,744		3,258,986

Consolidated net income			8,730,657		6,582,697		8,515,927
Non-controlling interest net income	15		927,005		575,554		832,538

Controlling interest net income	13 and 14	Ps.	7,803,652	Ps.	6,007,143	Ps.	7,683,389

Controlling interest net income per CPO	20	Ps.	2.77	Ps.	2.14	Ps.	2.75

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2008, 2009 and 2010
(In thousands of Mexican Pesos) (Notes 1 and 2)

							Accumulated
	Capital						Other
	Stock		Additional		Retained		Comprehensive			Shares	Total		Non-controlling		Total
	Issued		Paid-In		Earnings		(Loss) Income			Repurchased	Controlling		Interest		Stockholders’
	(Note 12)		Capital		(Note 13)		(Note 14)			(Note 12)	Interest		(Note 15)		Equity
Balance at January 1, 2008	Ps.	10,267,570	Ps.	4,547,944	Ps.	33,172,133	Ps.	(3,009,468)	Ps.	(7,939,066)	Ps.	37,039,113	Ps.	3,611,187	Ps.	40,650,300
Reclassification of cumulative balances to retained earnings (see Note 14)		—		—		(5,896,939)		5,896,939		—		—		—		—
Dividends		—		—		(2,229,973)		—		—		(2,229,973)		—		(2,229,973)
Share cancellation		(206,620)		—		(3,275,032)		—		3,481,652		—		—		—
Repurchase of capital stock		—		—		—		—		(1,251,148)		(1,251,148)		—		(1,251,148)
Sale of repurchase shares		—		—		(261,553)		—		400,133		138,580		—		138,580
Increase in non-controlling interest		—		—		—		—		—		—		1,621,647		1,621,647
Stock-based compensation		—		—		222,046		—		—		222,046		—		222,046
Comprehensive income		—		—		7,803,652		296,572		—		8,100,224		—		8,100,224

Balance at December 31, 2008		10,060,950		4,547,944		29,534,334		3,184,043		(5,308,429)		42,018,842		5,232,834		47,251,676
Dividends		—		—		(9,163,857)		—		—		(9,163,857)		—		(9,163,857)
Share cancellation		(41,091)		—		(541,466)		—		582,557		—		—		—
Repurchase of capital stock		—		—		—		—		(759,003)		(759,003)		—		(759,003)
Sale of repurchase shares		—		—		(215,984)		—		297,802		81,818		—		81,818
Increase in non-controlling interest		—		—		—		—		—		—		1,069,518		1,069,518
Net loss on acquisition of non-controlling interest in Cablemás and Cablestar		—		—		(56,210)		—		—		(56,210)		—		(56,210)
Stock-based compensation		—		—		371,783		—		—		371,783		—		371,783
Adjustment to retained earnings for changes in tax consolidation (see Note 19)		—		—		(548,503)		—		—		(548,503)		—		(548,503)
Comprehensive income		—		—		6,007,143		217,782		—		6,224,925		—		6,224,925

Balance at December 31, 2009		10,019,859		4,547,944		25,387,240		3,401,825		(5,187,073)		38,169,795		6,302,352		44,472,147
Repurchase of capital stock		—		—		—		—		(1,357,072)		(1,357,072)		—		(1,357,072)
Sale of repurchase shares		—		—		(304,470)		—		387,520		83,050		—		83,050
Increase in non-controlling interest		—		—		—		—		—		—		490,926		490,926
Gain on acquisition of non-controlling interest in a subsidiary of Sky		—		—		79,326		—		—		79,326		—		79,326
Stock-based compensation		—		—		556,711		—		—		556,711		—		556,711
Comprehensive income		—		—		7,683,389		(150,716)		—		7,532,673		—		7,532,673

Balance at December 31, 2010	Ps.	10,019,859	Ps.	4,547,944	Ps.	33,402,196	Ps.	3,251,109	Ps.	(6,156,625)	Ps.	45,064,483	Ps.	6,793,278	Ps.	51,857,761

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008, 2009 and 2010
(In thousands of Mexican Pesos) (Notes 1 and 2)

	2008		2009		2010
Operating activities:
Income before income taxes	Ps.	12,294,852	Ps.	9,703,441	Ps.	11,774,913
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Equity in losses of affiliates		1,049,934		715,327		211,930
Depreciation and amortization		4,311,115		4,929,589		6,579,325
Impairment of long-lived assets and other amortization		669,222		1,224,450		354,725
Provision for doubtful accounts and write-off of receivables		337,478		897,162		675,929
Retirement and termination benefits		5,467		58,196		98,397
Gain on disposition of investments		—		(90,565)		(1,113,294)
Interest income		—		(19,531)		—
Write-down of investments		405,111		—		—
Premium paid by early retirement of Guaranteed Senior Notes		—		—		100,982
Stock-based compensation		222,046		371,783		556,711
Derivative financial instruments		(895,734)		644,956		804,971
Interest expense		2,529,221		2,832,675		3,289,198
Unrealized foreign exchange loss (gain), net		4,981,960		(1,003,537)		(1,460,284)

		25,910,672		20,263,946		21,873,503

(Increase) decrease in trade notes and accounts receivable, net		(1,094,389)		(1,082,292)		54,958
(Increase) decrease in transmission rights and programming		(1,186,991)		(674,645)		654,843
(Increase) decrease in inventories		(375,153)		(45,148)		402,874
Increase in other accounts and notes receivable and other current assets		(391,399)		(1,347,376)		(308,295)
Increase (decrease) in trade accounts payable		1,577,231		(80,920)		(230,648)
(Decrease) increase in customer deposits and advances		(1,187,734)		2,242,021		(1,822,956)
Increase in other liabilities, taxes payable and deferred taxes		1,744,395		158,066		661,198
Decrease in retirement and termination benefits		(81,314)		(16,035)		(17,176)
Income taxes paid		(2,657,525)		(4,282,042)		(4,403,393)

		(3,652,879)		(5,128,371)		(5,008,595)

Net cash provided by operating activities		22,257,793		15,135,575		16,864,908

Investing activities:
Temporary investments, net		(5,420,106)		(524,158)		(1,351,497)
Due from affiliated companies, net		(89,826)		(2,309)		(103,295)
Held-to-maturity and available-for-sale investments		(183,057)		(3,051,614)		(373,063)
Disposition of held-to-maturity and available-for-sale investments		1,269,875		10,000		234,158
Investment in Convertible Debentures		—		—		(13,966,369)
Equity method and other investments		(1,982,100)		(809,625)		(2,418,502)
Disposition of equity method and other investments		109,529		57,800		1,807,419
Investments in property, plant and equipment		(5,191,446)		(6,410,869)		(11,306,013)
Disposition of property, plant and equipment		91,815		248,148		915,364
Investments in goodwill and other intangible assets		(1,489,174)		(569,601)		(712,070)

Net cash used in investing activities		(12,884,490)		(11,052,228)		(27,273,868)

Financing activities:
Issuance of Senior Notes due 2018		5,241,650		—		—
Issuance of Notes due 2020		—		—		10,000,000
Issuance of Senior Notes due 2040		—		7,612,055		—
Prepayment of Senior Notes due 2013 (Sky)		(122,886)		—		—
Prepayment of Senior Guaranteed Notes due 2015 and bank loan facility (Cablemás)		—		—		(2,876,798)
Repayment of Mexican Peso debt		(480,000)		(1,162,460)		(1,050,000)
Repayment of foreign currency debt		—		(1,206,210)		(32,534)
Capital lease payments		(97,263)		(151,506)		(262,013)
Other increase in debt		798		46,555		230,000
Interest paid		(2,407,185)		(2,807,843)		(3,003,076)
Repurchase and sale of capital stock		(1,112,568)		(677,185)		(1,274,022)
Dividends paid		(2,229,973)		(9,163,857)		—
Non-controlling interest		(332,029)		76,344		(243,558)
Derivative financial instruments		(346,065)		(206,776)		(52,535)

Net cash (used in) provided by financing activities		(1,885,521)		(7,640,883)		1,435,464

Effect of exchange rate changes on cash and cash equivalents		131,854		(105,530)		(44,115)

Net increase (decrease) in cash and cash equivalents		7,619,636		(3,663,066)		(9,017,611)
Cash and cash equivalents of Cablemás, TVI and certain businesses of TVI upon consolidation in 2008, 2009 and 2010, respectively		483,868		21,509		18,654
Cash and cash equivalents at beginning of year		25,479,541		33,583,045		29,941,488

Cash and cash equivalents at end of year	Ps.	33,583,045	Ps.	29,941,488	Ps.	20,942,531

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008, 2009 and 2010
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts)
1. Accounting Policies
The principal accounting policies followed by Grupo Televisa, S.A.B. (the “Company”) and its consolidated entities (collectively, the “Group”) and observed in the preparation of these consolidated financial statements are summarized below.
(a) Basis of Presentation
The financial statements of the Group are presented on a consolidated basis in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano de Normas de Información Financiera” or “CINIF”).
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
Through December 31, 2007, the Group recognized the effects of inflation in its consolidated financial statements in accordance with Mexican FRS. Effective January 1, 2008, Mexican FRS requires that an entity discontinue recognizing the effects of inflation in financial statements when general inflation applicable to a specific entity is less than 26% in a cumulative three-year period. The cumulative inflation in Mexico measured by the National Consumer Price Index (“NCPI”) for the three-year period ended December 31, 2007, 2008 and 2009 was 11.6%, 15% and 14.5%, respectively. Accordingly, the consolidated financial statements of the Group for the years ended December 31, 2008, 2009 and 2010, do not include any adjustments to recognize the effects of inflation during those years. The cumulative inflation in Mexico measured by the NCPI for the three-year period ended December 31, 2010, was 15.2%.
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
Certain reclassifications have been made to prior years’ financial information to conform to the December 31, 2010 presentation.
These consolidated financial statements were authorized for issuance on June 17, 2011, by the Group’s Chief Financial Officer.
(b) Members of the Group
At December 31, 2010, the Group consisted of the Company and its consolidated entities, including the following:

	Company’s
Consolidated Entities	Ownership(1)	Business Segment(2)
Grupo Telesistema, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V. (“Televisa”)	100%	Television Broadcasting
		Pay Television Networks
		Programming Exports
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky”) (3)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”)	51%	Cable and Telecom
Cablemás, S.A. de C.V. and subsidiaries (collectively, “Cablemás”)	58.3%	Cable and Telecom
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”)	50%	Cable and Telecom
Corporativo Vasco de Quiroga, S.A. de C.V. and subsidiaries	100%	Cable and Telecom
		Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the consolidated entity.

(2)	See Note 22 for a description of each of the Group’s business segments.

(3)
At December 31, 2010, the Group had identified Sky as a variable interest entity and the Group as the primary beneficiary of the investment in this entity. The Group has a 58.7% interest in Sky, a satellite television provider in Mexico, Central America and the Dominican Republic.

The Group’s Television Broadcasting, Sky, Cable and Telecom segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions (licenses) or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. At December 31, 2010, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates

Television Broadcasting	In 2021
Sky	Various from 2015 to 2027
Cable and Telecom	Various from 2013 to 2039
Other Businesses:
Radio	Various from 2015 to 2016 (1)
Gaming	In 2030

(1)
Concessions for three Radio stations in Guadalajara and Mexicali expired in 2008 and 2009, and renewal applications were timely filed before the Mexican regulatory authorities but are still pending as certain related regulations of the applicable law are being reviewed by the Mexican Federal Government. The Group’s management expects that concessions for these three stations will be renewed or granted by the Mexican Federal Government.

(c)	Foreign Currency Translation
Monetary assets and liabilities of Mexican companies denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Resulting exchange rate differences are recognized in income for the year, within integral cost of financing.
Assets, liabilities and results of operations of non-Mexican subsidiaries and affiliates are first converted to Mexican FRS and then translated to Mexican pesos. Assets and liabilities of non-Mexican subsidiaries and affiliates operating in a local currency environment are translated into Mexican Pesos at year-end exchange rates, and results of operations and cash flows are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated as a separate component of accumulated other comprehensive income or loss in consolidated stockholders’ equity. Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the balance sheet date for monetary assets and liabilities, and historical exchange rates for nonmonetary items, with the related adjustment included in the consolidated statement of income as integral result of financing.
(d) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition.
Temporary investments consist of short-term investments, including without limitation fixed short-term deposits and corporate fixed income securities with a maturity of over three months and up to one year at the date of acquisition, stock and/or other financial instruments, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are valued at fair value.
As of December 31, 2009 and 2010, cash equivalents and temporary investments were primarily denominated in U.S. Dollars and Mexican Pesos, with an average yield of approximately 1.0% for U.S. Dollar deposits and 5.9% for Mexican Peso deposits in 2009, and approximately 0.58% for U.S. Dollar deposits and 4.67% for Mexican Peso deposits in 2010.
(e) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.
Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production.
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
Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(f) Inventories
Inventories of paper, magazines, materials and supplies are valued at the lesser of acquisition cost and net realizable value.
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
Investments in debt securities that the Group has the ability and intent to hold to maturity are classified as investments “held-to-maturity,” and reported at amortized cost. Investments in debt securities or with readily determinable fair values that are not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (see Notes 5 and 14).
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained an other-than-temporary decline in their value a charge is recognized in income in the related period.
For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.
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
Depreciation of property, plant and equipment is based upon the restated carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the assets ranging principally from 20 to 65 years for buildings, from five to 20 years for building improvements, from three to 20 years for technical equipment and from three to 10 years for other property and equipment.
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
In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(n) Retirement and Termination Benefits
Plans exist for pension and other retirement benefits for most of the Group’s employees (retirement benefits), funded through irrevocable trusts. Contributions to the trusts are determined in accordance with actuarial computations of funding requirements. Pension and other retirement payments are made by the trust administrators. Increases or decreases in the liability for retirement benefits are based upon actuarial calculations.
Seniority premiums and severance indemnities to dismissed personnel (termination benefits), other than those arising from restructurings, are recognized based upon actuarial calculations. The termination benefit costs are directly recognized in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss.

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized in the consolidated statements of income as a direct benefit to employees.
(o) Income Taxes
The income taxes are recognized in income as they are incurred.
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
(p) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheet and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2008, 2009 and 2010, certain derivative financial instruments qualified for hedge accounting (see Note 9).
(q) Comprehensive Income
Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).
(r) Stock-based Compensation
Effective January 1, 2009, the Group adopted the guidelines of Mexican FRS NIF D-8, Share-based Payments, which substituted the guidelines provided by IFRS 2, Share-based Payment, issued by the International Accounting Standards Board, which were applied by the Group on a supplementary basis through December 31, 2008, as required by Mexican FRS. The adoption of the guidelines provided by NIF D-8 did not have a significant effect on the Group’s consolidated financial statements. The provisions of NIF D-8 require, as well as those of IFRS 2, accruing in stockholders’ equity for share-based compensation expense as measured at fair value at the date of grant, and applies to those equity benefits granted to officers and employees (see Note 12). The Group accrued in controlling stockholders’ equity a stock-based compensation expense (consolidated administrative expense) of Ps.222,046, Ps.371,783 and Ps.556,711 for the years ended December 31, 2008, 2009 and 2010, respectively.
(s) Recently Issued Mexican FRS
In the first quarter of 2009, the Mexican Bank and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”), issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) to report comparative financial information for periods beginning no later than January 1, 2012. The Group has already implemented a plan to comply with these regulations and start reporting its financial statements in accordance with IFRS in the first quarter of 2012. At the current implementation stage, the Group is in the process of determining estimated figures for those impacts resulting from the initial adoption of IFRS.
In December 2009, the CINIF issued Mexican FRS that became effective on January 1, 2011 as follows:
Financial Reporting Standard (“Norma de Información Financiera” or “NIF”) B-5, Financial Information by Segments, replaces the previous Mexican FRS Bulletin B-5, Financial Information by Segments, and sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. NIF B-5 confirms that reportable operating segments are those that are based on the Group’s method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and identified by certain qualitative, grouping and quantitative criteria. NIF B-5 also requires additional disclosure of interest income and expense, and certain liabilities, by segments. The adoption of NIF B-5 in 2011 is not expected to have a material impact on the Group’s financial position, results of operations and disclosures.

NIF B-9, Financial Information at Interim Dates, replaces the previous Mexican FRS Bulletin B-9, Financial Information at Interim Dates, and provides guidelines for entities that are required to prepare and present financial information at interim dates. NIF B-9 requires minimum financial information at interim dates, including comparative condensed balance sheets and related comparative condensed statements of income, changes in stockholders’ equity and cash flows, as well as selected notes to these condensed financial statements. The adoption of NIF B-9 in 2011 is not expected to have a material impact on the Group’s interim financial position, results of operations and disclosures.
In the third quarter of 2010, the CINIF issued new guidelines under Mexican FRS, as follows:
Improvements to Mexican FRS 2011 include two groups of improvements to Mexican FRS already issued: (i) improvements to certain NIF, resulting in accounting changes in valuation, presentation or disclosure in a company’s financial statements, which became effective on January 1, 2011; and (ii) improvements to precise wording in certain NIF for clarification purposes, which do not require accounting changes. Improvements generating accounting changes in valuation, presentation or disclosure of a company’s financial statements include: (i) initial balance sheet presentation when retrospective adjustments are made; (ii) optional presentation of available cash to be used in financing activities in a statement of cash flows; (iii) doubtful accrued interest receivable; (iv) derivative financial instruments and hedge transactions: effects to be excluded from hedge effectiveness, intra-group forecast transactions, hedge of a portfolio portion, margin accounts, and impossibility of establishing a hedge relation for a life portion of a hedge instrument; (v) definition of members of a family of a person as related parties; (vi) leases: discount rate to be used in financial leases, disclosures in financial leases, and gain or loss in sale and leaseback transactions. The Company’s management believes that these improvements to Mexican FRS will not have a significant impact in the Group’s consolidated financial statements.
In the fourth quarter of 2010, the CINIF issued new guidelines under Mexican FRS, as follows:
NIF C-4, Inventories, replaces previous Mexican FRS Bulletin C-4, Inventories, and became effective on January 1, 2011. This new standard sets up the valuation, presentation and disclosure guidelines for initial and subsequent recognition of inventories in an entity’s balance sheet. The adoption of NIF C-4 in 2011 is not expected to have a material impact on the Group’s financial position, results of operations and disclosures.
NIF C-5, Prepayments, replaces previous Mexican FRS Bulletin C-5, Prepayments, and became effective on January 1, 2011. This new standard sets up the guidelines for valuation, presentation and disclosure related to prepayments in an entity’s balance sheet. NIF C-5 requires that prepayments made by an entity for the purchase of inventories, property, plant and equipment, and other similar assets should be presented in a separate line in the balance sheet. The adoption of NIF C-5 in 2011 is not expected to have a material impact on the Group’s financial position and disclosures.
NIF C-6, Property, Plant and Equipment, replaces previous Mexican FRS Bulletin, C-6, Property, Machinery and Equipment. This new standard sets up the valuation, presentation and disclosure guidelines for initial and subsequent recognition of property, plant and equipment in an entity’s balance sheet. It also establishes the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components, which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning on January 1, 2012. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.
NIF C-18, Obligations Associated With the Retirement of Property, Plant and Equipment, sets up the guidelines for initial and subsequent recognition of a provision related to an entity’s obligations associated with the retirement of components of property, plant and equipment, and became effective on January 1, 2011. The adoption of NIF C-18 in 2011 is not expected to have a material impact on the Group’s financial position, results of operations and disclosures.
2. Acquisitions, Investments and Dispositions
In 2006, the Group acquired a 50% interest in Televisión Internacional, S.A. de C.V. (“TVI”), a telecommunications company offering pay television, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. Effective October 1, 2009, the Company has a controlling interest in TVI as a result of a corporate governance amendment (the legal right to designate the majority of TVI’s board of directors), and began consolidating the assets, liabilities and results of operations of TVI in its consolidated financial statements. Through September 30, 2009, the Group’s investment in TVI was accounted for by using the equity method (see Note 7).
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

In February 2008, the Group made an additional investment of U.S.$100 million (Ps.1,082,560) to increase its interest in the outstanding equity of Cablemás to 54.6%, and retained a 49% of the voting equity of Cablemás. In May 2008, the Mexican regulatory authorities announced that the Group complied with all of the required regulatory conditions in connection with its investment in the outstanding equity of Cablemás. Effective June 1, 2008, the Company has a controlling interest in Cablemás as a result of a corporate governance contractual amendment (the legal right to designate the majority of Cablemas’ board of directors), and the Group began consolidating the assets, liabilities and results of operations of Cablemás in its consolidated financial statements. Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. In February 2009, the Group’s controlling interest in the outstanding equity of Cablemás increased from 54.5% to 58.3%, as a result of a capital contribution made by a Company’s subsidiary and the dilution of the non-controlling interest in Cablemás. The Company retained 49% of the voting stock of Cablemás. This transaction between stockholders of the Group resulted in a non-cash reduction of retained earnings attributable to the controlling interest of Ps.118,353, with a corresponding increase in stockholders’ equity attributable to the non-controlling interest. In December 2009, the Group completed a final valuation and purchase price allocation of the assets and liabilities of Cablemás in connection with the consolidation of this Company’s subsidiary in 2008, and recognized Ps.1,052,190 of concessions, Ps.636,436 of trademarks, Ps.792,276 of a subscriber list, Ps.374,887 of interconnection contracts, and an aggregate write-down of Ps.1,036,933 relating to technical equipment and other intangibles (see Notes 1(b) and 7). On March 31, 2011, the stockholders of Cablemás approved, among other matters, a capital increase in Cablemás, by which a wholly-owned subsidiary of the Company increased its equity interest in Cablemás from 58.3% to 90.8%.
In June 2009, the Company entered into an agreement with a U.S. financial institution to acquire for U.S.$41.8 million (Ps.552,735) an outstanding loan facility of TVI in the principal amount of U.S.$50 million with a maturity in 2012, which was entered into by TVI in December 2007, in connection with the acquisition of the majority of the assets of Bestel described above. In July 2009, TVI prepaid this loan facility through an exchange with the Company of such loan receivable with a carrying value, of U.S.$42.1 million (Ps.578,284), for a 15.4% non-controlling interest held by TVI in Cablestar and Ps.85,580 in cash. This transaction between stockholders resulted in a net gain of Ps.62,143, which increased retained earnings attributable to the controlling interest in consolidated stockholders’ equity.
In June 2010, the Mexican Communications and Transportation Ministry (“Secretaría de Comunicaciones y Transportes”) granted to the consortium formed by Telefónica Móviles de México, S.A. de C.V. (“Telefónica”), the Group and Megacable Holdings, S.A.B. de C.V. (“Megacable”), a favorable award in the bidding process for a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission (“Comisión Federal de Electricidad” or “CFE”). The consortium, through the company Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in which a subsidiary of Telefónica, a subsidiary of the Company and a subsidiary of Megacable have an equal equity participation, was granted a contract to lease 19,457 kilometers of dark fiber optic capacity from the CFE, along with the corresponding concession to operate a public telecommunications network. In June 2010, the Group made a capital contribution of Ps.54,667 in connection with its 33.3% interest in GTAC. GTAC plans to have the network ready to offer commercial services in the second half of 2011 (see Note 5).
In July 2010, the Group sold its 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and subsidiaries (collectively “Volaris”) for a total consideration of U.S.$80.6 million (Ps.1,042,836) in cash. The Group’s total capital contributions made in Volaris since October 2005 amounted to U.S.$49.5 million (Ps.574,884). As a result of this disposition, the Group recognized a net pretax gain of Ps.783,981, which was accounted for in consolidated income for the year ended December 31, 2010, as other expense, net (see Note 17).
On December 20, 2010, the Company, Univision, Univision’s parent company, and other parties affiliated with the investor groups that own Univision’s parent company entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, the Group: (i) made a cash investment of U.S.$1,255 million in Broadcasting Media Partners, Inc. (“BMP”), the parent company of Univision, in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding common stock of BMP, and U.S.$1,125 million (Ps.13,904,222) aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025, which are convertible at the Company’s option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions; (ii) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions and (iii) sold to Univision its entire interest in TuTv, LLC (“TuTv”), which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million (Ps.681,725). In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after Televisa has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision and (ii) the Group entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 5 and 11).

3. Trade Notes and Accounts Receivable, Net
Trade notes and accounts receivable as of December 31, consisted of:

	2009		2010
Non-interest bearing notes received from customers as deposits and advances	Ps.	14,515,450	Ps.	13,313,673
Accounts receivable, including value-added tax receivables related to advertising services		5,430,943		5,966,189
Allowance for doubtful accounts		(1,547,210)		(1,578,737)

	Ps.	18,399,183	Ps.	17,701,125

4. Transmission Rights and Programming
At December 31, transmission rights and programming consisted of:

	2009		2010
Transmission rights	Ps.	6,133,176	Ps.	5,792,029
Programming		4,155,271		3,839,988

		10,288,447		9,632,017

Non-current portion of:
Transmission rights		3,790,714		3,724,547
Programming		2,124,745		1,903,055

		5,915,459		5,627,602

Current portion of transmission rights and programming	Ps.	4,372,988	Ps.	4,004,415

5. Investments
At December 31, the Group had the following investments:

					Ownership %
					as of December 31,
	2009		2010		2010
Accounted for by the equity method:
BMP (a)	Ps.	—	Ps.	1,613,892	5%
Gestora de Inversiones Audiovisuales La Sexta, S.A. and subsidiaries (collectively, “La Sexta”) (b)		1,043,752		722,752	40.5%
GTAC (c)		—		34,645	33.3%
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (d)		789,001		819,913	40%
Volaris (e)		248,162		—
Other		301,324		141,435

		2,382,239		3,332,637

Other long—term investments:
Convertible Debentures due 2025 (a)		—		13,904,222
Loan and interest receivable from La Sexta (b)		—		354,942
Loan and interest receivable from GTAC (c)		—		384,063
Held—to—maturity debt securities (f)		1,169,611		935,494
Other available—for—sale investments (g)		2,826,457		2,922,625
Other		342,329		3,470

		4,338,397		18,504,816

	Ps.	6,720,636	Ps.	21,837,453

(a)
The Group accounts for its 5% investment in common stock of BMP, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence over BMP’s operations in accordance with Mexican FRS. Since December 20, 2010, the Group: (i) owned 526,336 Class “C” shares of common stock of BMP, representing 5% of the outstanding total shares of BMP as of that date, (ii) held 1.5% Convertible Debentures due 2025 issued by BMP, which can be converted into additional shares currently equivalent to a 30% equity stake of BMP, at the option of the Group, subject to certain conditions and regulations; (iii) owned an option to acquire at fair value an additional 5% of common stock of BMP, at a future date, subject to certain conditions and regulations; (iv) had three of 20 designated members of the Board of Directors of BMP; and (v) had entered in program license agreements with Univision, an indirect wholly-owned subsidiary of BMP, through the later of 2025 or seven and one-half years after Televisa has sold two-thirds of its initial investment in BMP. As of December 31, 2010, the 1.5% Convertible Debentures due 2025 are classified as available-for-sale investments (see Note 2).

(b)
La Sexta is a free-to-air television channel in Spain. During 2008 and 2009, the Group made additional capital contributions related to its interest in La Sexta in the amount of €44.4 million (Ps.740,495) and €35.7 million (Ps.663,082), respectively. During the first half of 2010, the Group made short-term loans in connection with its 40.5% interest in La Sexta in the principal amount of €21.5 million (Ps.354,942). In February 2011, these loans were capitalized by the Company as investment in La Sexta and the Company’s percentage ownership in La Sexta increased from 40.5% to 40.8%.

(c)
GTAC is a company with a concession to operate a public telecommunications network in Mexico with an expiration date in 2020. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.668,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points, and maturity in December 2021. Interest under this credit facility is payable at dates agreed by the parties between 2013 and 2021. As of December 31, 2010, GTAC had used a principal amount of Ps.372,083 under this credit facility, with a related accrued interest receivable of Ps.11,980 as of that date (see Note 2).

(d)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., and is engaged in the live entertainment business in Mexico. In 2008 and 2009, OCEN paid dividends to the Group in the aggregate amount of Ps.56,000 and Ps.56,000, respectively. The investment in OCEN includes a goodwill of Ps.359,613 as of December 31, 2009 and 2010 (see Note 16).

(e)
Volaris is a low-cost carrier airline with a concession to operate in Mexico and abroad. In 2009, the Group made additional capital contributions related to its 25% interest in Volaris in the amount of U.S.$5 million (Ps.69,000). The Group disposed of its investment in Volaris in the third quarter of 2010 (see Notes 2, 16 and 17).

(f)
Held-to-maturity securities represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. During 2008, the Group recognized a write-down of Ps.405,111 on a held-to-maturity debt security reducing the carrying amount of this security to zero (see Note 1 (g)). Maturities of these investments subsequent to December 31, 2010 are as follows: Ps.626,797 in 2012, Ps.106,517 in 2013, Ps.56,900 in 2014 and Ps.145,280 thereafter.

(g)	In the second half of 2009, the Group invested an aggregate amount of U.S.$180 million in a telecom and media open-ended fund (see Note 1 (g)).
The Group recognized equity in comprehensive loss of affiliates for the years ended December 31, 2008, 2009 and 2010, as follows:

	2008		2009		2010
Equity in losses of affiliates, net	Ps.	(1,049,934)	Ps.	(715,327)	Ps.	(211,930)
Equity in other comprehensive income (loss) of affiliates:
Foreign currency translation adjustments, net		244,122		(29,319)		(116,879)
(Loss) gain on equity accounts, net		(58,109)		39,525		4,598

	Ps.	(863,921)	Ps.	(705,121)	Ps.	(324,211)

6. Property, Plant and Equipment, Net
Property, plant and equipment as of December 31, consisted of:

	2009		2010
Buildings	Ps.	9,424,738	Ps.	9,466,384
Buildings improvements		1,670,084		1,698,781
Technical equipment		38,838,481		45,520,020
Satellite transponders		1,789,890		3,593,873
Furniture and fixtures		836,038		826,076
Transportation equipment		1,559,816		2,525,029
Computer equipment		3,089,962		3,671,449
Leasehold improvements		1,383,541		1,303,689

		58,592,550		68,605,301
Accumulated depreciation		(32,145,471)		(36,900,013)

		26,447,079		31,705,288
Land		4,648,171		4,085,914
Construction in progress		1,976,214		2,860,645

	Ps.	33,071,464	Ps.	38,651,847

Depreciation charged to income in 2008, 2009 and 2010 was Ps.3,867,182, Ps.4,390,339 and Ps.5,697,642, respectively.
Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). Additionally, in connection with a 15-year service agreement for 24 transponders on Intelsat’s satellite IS-16 among Sky, Sky Brasil Servicos Ltda., Intelsat and an affiliate, the Group recorded in 2010 a one-time fixed fee in the aggregate amount of U.S.$138.6 million (Ps.1,697,711), of which U.S.$27.7 million and U.S.$110.9 million were paid in the first quarter of 2010 and 2011, respectively (see Note 11). As of December 31, 2009 and 2010, satellite transponders, net of accumulated depreciation, amounted to Ps.676,180 and Ps.1,808,647, respectively.
7. Intangible Assets and Deferred Charges, Net
The balances of intangible assets and deferred charges as of December 31, were as follows (see Note 1(i)):

	2009						2010
	Gross						Gross
	Carrying		Accumulated		Net Carrying		Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	2,774,189					Ps.	2,529,594
Publishing, TVI and other trademarks						1,264,555						1,396,880
Television network concession						650,603						650,603
Cablemás concession (see Note 2)						1,052,190						1,052,190
TVI concession (see Note 2)						262,925						262,925
Telecom concession (see Note 2)						778,970						767,682
Sky concession						96,042						96,042
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,601,562	Ps.	(755,706)		845,856	Ps.	1,881,493	Ps.	(1,097,123)		784,370
Subscriber lists (see Note 2)		2,351,177		(884,900)		1,466,277		2,403,535		(1,231,941)		1,171,594
Other intangible assets		760,021		(108,092)		651,929		707,806		(160,782)		547,024
Deferred financing costs (see Note 8)		1,403,430		(387,715)		1,015,715		1,472,281		(490,178)		982,103

	Ps.	6,116,190	Ps.	(2,136,413)	Ps.	10,859,251	Ps.	6,465,115	Ps.	(2,980,024)	Ps.	10,241,007

Amortization of intangible assets with finite lives and deferred financing costs charged to income in 2008, 2009 and 2010, was Ps.503,560, Ps.603,606 and Ps.985,827, respectively, of which Ps.58,724, Ps.64,356 and Ps.70,668 in 2008, 2009 and 2010, respectively, was recorded as interest expense (see Note 18) and Ps.903 and Ps.33,476 in 2008 and 2010,respectively, was recorded as other expense in connection with the extinguishment of long-term debt (see Note 17).

The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2010, were as follows:

					Foreign
	Balance as of				Currency				Impairment		Balance as of
	December 31,				Translation		Adjustments/		Adjustments		December 31,
	2009		Acquisitions		Adjustments		Reclassifications		(see Note 17)		2010
Goodwill:
Television Broadcasting	Ps.	298,676	Ps.	86,813	Ps.	—	Ps.	—	Ps.	—	Ps.	385,489
Cable and Telecom		1,745,839		—		—		(34,746)		—		1,711,093
Publishing		617,167		—		—		—		(223,561)		393,606
Other Businesses		63,483		—		—		(24,077)		—		39,406
Equity—method investees (see Note 5)		49,024		—		—		(22,004)		(27,020)		—

	Ps.	2,774,189	Ps.	86,813	Ps.	—	Ps.	(80,827)	Ps.	(250,581)	Ps.	2,529,594

Trademarks (see Note 2):
Publishing	Ps.	505,708	Ps.	—	Ps.	(283)	Ps.	3,667	Ps.	—	Ps.	509,092
Telecom		669,495		—		—		—		—		669,495
TVI		89,352		—		—		—		—		89,352
Other		—		128,941		—		—		—		128,941

	Ps.	1,264,555	Ps.	128,941	Ps.	(283)	Ps.	3,667	Ps.	—	Ps.	1,396,880

8. Long-term Debt and Capital Lease Obligations
Long-term debt and capital lease obligations outstanding as of December 31, were as follows:

	2009		2010
U.S. Dollar debt:
8% Senior Notes due 2011 (1)	Ps.	941,119	Ps.	889,142
6% Senior Notes due 2018 (1)		6,540,000		6,178,800
6.625% Senior Notes due 2025 (1)		7,848,000		7,414,560
8.50% Senior Notes due 2032 (1)		3,924,000		3,707,280
6.625% Senior Notes due 2040 (1)		7,848,000		7,414,560
9.375% Senior Guaranteed Notes due 2015 (Cablemás) (2)		2,285,076		—
Bank loan facility (Empresas Cablevisión) (3)		2,943,000		2,780,460
Bank loan facility (Cablemás) (2) (3)		654,000		—
Other		33,015		—

Total U.S. Dollar debt		33,016,210		28,384,802

Mexican Peso debt:
7.38% Notes due 2020 (4)		—		10,000,000
8.49% Senior Notes due 2037 (1)		4,500,000		4,500,000
Bank loans (5)		2,400,000		1,580,000
Bank loans (Sky) (6)		3,500,000		3,500,000

Total Mexican Peso debt		10,400,000		19,580,000

Total long-term debt		43,416,210		47,964,802
Less: Current portion		1,433,015		1,469,142

Long-term debt, net of current portion	Ps.	41,983,195	Ps.	46,495,660

Capital lease obligations:
Satellite transponder lease obligation (7)	Ps.	1,108,451	Ps.	414,921
Other (8)		293,282		214,890

Total capital lease obligations		1,401,733		629,811
Less: Current portion		235,271		280,137

Capital lease obligations, net of current portion	Ps.	1,166,462	Ps.	349,674

(1)
The Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$72 million, U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000 and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 8.41%, 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2011, 2018, 2032 and 2040 were priced at 98.793%, 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 8.179%, 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2011, 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(2)
The Senior Guaranteed Notes due 2015 in the outstanding principal amount of U.S.$174.7 million at December 31, 2009 were unsecured obligations of Cablemás and its restricted subsidiaries and were guaranteed by such restricted subsidiaries. Interest on these Senior Notes, including additional amounts payable in respect of certain Mexican withholding taxes, was 9.858%, and was payable semi-annually. In November 2010, Cablemás prepaid all of its outstanding Guaranteed Senior Notes for an aggregate amount of U.S.$183 million (Ps.2,256,716), including accrued interest and a premium, as well as all of its outstanding loan facility for an aggregate amount of U.S.$50 million (Ps.622,118), including accrued interest. This refinancing of debt was carried out through a Ps.2,500,000 loan facility provided to Cablemás by a subsidiary of the Company, with an annual interest rate of 9.30%, which is due in November 2020 (see Notes 9 and 17).

(3)
In December 2007, Empresas Cablevisión and Cablemás entered into a 5-year term bank loan facilities in the aggregate principal amount of U.S.$225 million and U.S.$50 million, respectively, in connection with the financing for the acquisition of Letseb and Bestel USA (see Note 2). Annual interest on these loan facilities was payable on a quarterly basis at LIBOR plus an applicable margin that ranged from 0.475% to 0.800% depending on a leverage ratio. As discussed in the paragraph above, in November 2010, Cablemás prepaid all of its outstanding loan facility. In March 2011, Empresas Cablevisión prepaid all of its outstanding loan facility (see Note 9).

(4)
In October 2010, the Company issued 7.38% Notes (“Certificados Bursátiles”) due 2020 through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(5)
Includes for 2009 and 2010, outstanding balances in the principal amount of Ps.2,000,000 and Ps.1,000,000, respectively, in connection with certain credit agreement entered into by the Company with a Mexican bank, with maturities in 2010 and 2012. Interest on this loan is 10.35% per annum, and is payable on a monthly basis. Under the terms of this credit agreement, the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. This line also includes in 2009 and 2010 outstanding balances in the principal amount of Ps.400,000 and Ps.580,000, respectively, of current-term loans of TVI, bearing different annual interest rates in the range of 7.10% and 8.35% and in the range of TIIE plus 1.50% and TIIE plus 3.50%, with interest payable on a monthly basis.

(6)
The balance in 2009 and 2010 includes two long-term loans entered into by Sky with Mexican banks in the aggregate principal amount of Ps.3,500,000 with a maturity in 2016. This Sky long-term indebtedness is guaranteed by the Company. Annual interest on these two long-term loans was in the range of 8.74% and 8.98% through the first quarter of 2009, and TIIE plus 24 basis points for the remaining period through maturity, with interest payable on a monthly basis. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(7)
Sky is obligated to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The service term for IS-9 will end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In the first half of 2010, Intelsat confirmed to Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement are proportionately guaranteed by the Company and the other Sky equity owners in relation to their respective ownership interests (see Notes 6 and 11).

(8)	Includes minimum lease payments of property and equipment under leases that qualify as capital leases. The capital leases have terms which expire at various dates between 2011 and 2022.

In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600,000, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans will be used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.
Maturities of Debt and Capital Lease Obligations
Debt maturities for the years subsequent to December 31, 2010, are as follows:

2011	Ps.	1,469,142
2012		3,780,460
2016 and thereafter		42,715,200

	Ps.	47,964,802

Future minimum payments under capital lease obligations for the years subsequent to December 31, 2010, are as follows:

2011	Ps.	330,717
2012		318,206
2013		38,519
2014		20,166
2015		17,077
Thereafter		37,359

		762,044
Less: amount representing interest		132,233

	Ps.	629,811

9. Financial Instruments
The Group’s financial instruments recorded in the balance sheet include cash and cash equivalents, temporary investments, accounts and notes receivable, long-term loan receivable from GTAC, convertible debentures issued by BMP with an option to convert these debentures, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.
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
The carrying and estimated fair values of the Group’s non-derivative financial instruments at December 31, were as follows:

	2009				2010
	Carrying				Carrying
	Value		Fair Value		Value		Fair Value
Assets:
Temporary investments	Ps.	8,902,346	Ps.	8,902,346	Ps.	10,446,840	Ps.	10,446,840
Convertible Debentures (see Note 5)		—		—		13,904,222		13,904,222
Long-term loan and interest receivable from GTAC (see Note 5)		—		—		384,063		442,840
Held-to-maturity debt securities (see Note 5)		1,169,611		1,196,146		935,494		933,606
Other available-for-sale investments (see Note 5)		2,826,457		2,826,457		2,922,625		2,922,625

Liabilities:
Senior Notes due 2011, 2018, 2025, 2032 and 2040	Ps.	27,101,119	Ps.	27,841,242	Ps.	25,604,342	Ps.	28,801,931
Senior Notes due 2037		4,500,000		4,055,580		4,500,000		4,207,320
Notes due 2020		—		—		10,000,000		9,474,300
Senior Guaranteed Notes due 2015 (Cablemás)		2,285,076		2,494,549		—		—
Long-term notes payable to Mexican banks		5,900,000		6,135,443		5,080,000		5,442,615
Bank loan facility (Empresas Cablevisión)		2,943,000		2,601,257		2,780,460		2,575,555
Bank loan facility (Cablemás)		654,000		572,123		—		—

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments at December 31, were as follows:
2009:

				Notional Amount
Derivative Financial Instruments	Carrying Value			(U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Cablemás forward (g)	Ps.	1,577		U.S.$13,000/ Ps.170,908	January, February and March 2010
Cablemás forward and cross-currency swaps (a)		1,001,055		U.S.$175,000/ Ps.1,880,375 and
				U.S.$175,000/ Ps.1,914,850	November 2015
Cross-currency interest rate swaps (b)		5,141		U.S.$200,000/ Ps.2,165,550	March 2010
Derivatives recorded as accounting hedges (cash flow hedges):
Empresas Cablevisión’s cross-currency swaps (c)		419,974		U.S.$225,000/ Ps.2,435,040	December 2012
Cablemás cross-currency swap (d)		91,804		U.S.$50,000/ Ps.541,275	December 2012
Cross-currency interest rate swaps (b)		25,845		U.S.$1,650,000/ Ps.21,240,300	March and May 2011

Total assets	Ps.	1,545,396	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Cablemás forward and swaption (a)	Ps.	486,228		U.S.$175,000/ Ps.1,914,850	November 2015
Sky’s interest rate swaps (e)		26,410		Ps.1,400,000	April 2016
Cablemás embedded derivatives (f)		10,990		U.S.$7,176	December 2010 to February 2018

Total liabilities	Ps.	523,628

(1)	Includes short-term derivative financial instruments of Ps.6,718 in 2009, which were included in other accounts and notes receivables, net in the consolidated balance sheet.
2010:

			Notional Amount
Derivative Financial Instruments	Carrying Value		(U.S. Dollars in Thousands)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Empresas Cablevisión’s cross-currency swaps (c)	Ps.	189,400	U.S.$225,000/ Ps.2,435,040	December 2012

Total assets	Ps.	189,400

Liabilities:
Derivatives recorded as accounting hedges:
Cross-currency interest rate swaps (b)	Ps.	74,329	U.S.$2,000,000/ Ps.25,727,550	March and July 2011
Derivatives not recorded as accounting hedges:
Sky’s interest rate swaps (e)		102,485	Ps.1,400,000	April 2016
Cablemás embedded derivatives (f)		1,043	U.S.$3,852	July 2011 to February 2018

Total liabilities	Ps.	177,857

(a)
In 2005, 2006 and 2007, Cablemás entered into forward, interest-only cross-currency swaps and swaption agreements, as amended, with a U.S. financial institution to hedge U.S.$175 million of its U.S. Dollar foreign exchange and interest rate exposure related to its Senior Guaranteed Notes due 2015. Under these transactions, (i) in 2015, Cablemás would have received and made payments in the aggregate notional amounts of U.S.$175 million and Ps.1,880,375, respectively; (ii) Cablemás made semi-annual payments calculated based on a notional amount of U.S.$175 million at an annual rate of 2.88%; (iii) Cablemás received semi-annual payments calculated based on the aggregate notional amount of U.S.$175 million at an annual rate of 9.375%, and Cablemás made monthly payments calculated based on an aggregate notional amount of Ps.1,914,850 at an annual rate of 9.07%; and (iv) if the counterparty had exercised an option under a related swaption agreement, Cablemás would have received monthly payments based on the aggregate notional amount of Ps.1,914,850 at an annual rate of 7.57%, and Cablemás would have made monthly payments calculated based on the same notional amount at an annual interest rate of a 28-day TIIE . The Group recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss). In February 2010, Cablemás cancelled these forward and interest-only cross-currency swaps agreements and entered into full cross currency swap and interest rate swap agreements with a foreign financial institution to hedge U.S.$175 million of its U.S. Dollar foreign exchange and interest rate exposure related to its Senior Guaranteed Notes due 2015. Under these transactions, (i) in 2015, Cablemás would have received and made payments in the aggregate notional amounts of U.S.$175 million and Ps.1,880,375, respectively; (ii) Cablemás made monthly payments calculated based on an aggregate notional amount of Ps.1,880,375 at an annual rate of TIIE plus 182.3 basis points, and Cablemás received semi-annual payments calculated based on an aggregate notional amount of U.S.$175 million at an annual rate of 6.445%; (iii) Cablemás received monthly payments calculated based on the aggregate notional amount of Ps.1,880,375 at an annual rate of TIIE plus 182.3 basis points, and Cablemás made monthly payments calculated based on an aggregate notional amount of Ps.1,914,850 at an annual rate of 9.172%; and (iv) if the counterparty had exercised an option under a related swaption agreement, Cablemás would have received monthly payments based on the aggregate notional amount of Ps.1,914,850 at an annual rate of 7.57%, and Cablemás would have made monthly payments calculated based on the same notional amount at an annual interest rate of a 28-day TIIE. In November 2010, Cablemás liquidated these derivative contracts and received a net cash amount of U.S.$30.2 million (Ps.372,697) in connection with a prepayment of its Senior Guaranteed Notes with maturity in 2015 (see Note 8).

(b)
In order to reduce the adverse effects of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, during 2005, 2009 and 2010, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican Peso depreciation on interest payments to be made in 2009, 2010 and 2011. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$1,850 million and U.S.$2,000 million as of December 31, 2009 and 2010, respectively, at an average annual rate of 6.76% and 6.75%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of Ps.23,405,850 and Ps.25,727,550 as of December 31, 2009 and 2010, respectively, at an average annual rate of 7.03% and 6.95%, respectively, without an exchange of the notional amount upon which the payments are based. As a result of the change in fair value of these transactions, in the years ended December 31, 2008, 2009 and 2010, the Company recorded a gain (loss) of Ps.96,878, Ps.(25,280) and Ps.(93,321), respectively, relating to the interest rate swaps not recorded as accounting hedges, in the integral cost of financing (foreign exchange gain or loss), and as of December 31, 2009 and 2010, the Company has recorded in consolidated stockholders’ equity, as accumulated other comprehensive income or loss attributable to the controlling interest, a cumulative gain (loss) for changes in fair value of Ps.25,845 and Ps.(74,329), respectively, relating to interest rate swaps recorded as accounting hedges.

(c)
In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Empresas Cablevisión receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 42.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.3650%, and principal amount payments in Mexican Pesos. At the final exchange, Empresas Cablevisión will receive a principal amount of U.S.$225 million, in exchange for Ps.2,435,040. At December 31, 2009 and 2010, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded in consolidated stockholders’ equity, as accumulated other comprehensive income or loss, a cumulative gain for changes in fair value of Ps.400,577 and Ps.170,003, respectively, together with a cumulative unrealized foreign exchange loss of Ps.485,505 and Ps.322,965, respectively, related to the long-term debt. In March 2011, Empresas Cablevisión liquidated this derivative contract and received a cash amount of U.S.$7.6 million (Ps.91,200) in connection with a prepayment of its U.S.$225 million debt (see Note 8).

(d)
In December 2007, in connection with the issuance of its U.S.$50 million long-term debt, Cablemás entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Cablemás received variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 52.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.51%, and principal amount payments in Mexican Pesos. At the final exchange, Cablemás would have received a principal amount of U.S.$50 million, in exchange for Ps.541,275. At December 31, 2008 and 2009, this derivative contract qualified as a cash flow hedge, and therefore, the Group recorded in stockholders’ equity, as accumulated other comprehensive income or loss, a cumulative gain for changes in fair value of Ps.169,893 and Ps.122,421, respectively, together with a cumulative unrealized foreign exchange loss of Ps.173,360 and Ps.138,670, respectively, related to the long-term debt. In November 2010, Cablemás liquidated this agreement and received a cash amount of U.S.$2.4 million (Ps.30,055) in connection with a prepayment of its U.S.$50 million bank loan facility (see Note 8).

(e)
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

(f)
Certain Cablemás office lease agreements include embedded derivatives identified as forwards for obligations denominated in U.S. Dollars. The Group recognizes changes in related fair value as foreign exchange gain or loss in the consolidated integral cost of financing.

(g)
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
Under the provisions of the Mexican labor law, seniority premiums are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age employees are no longer eligible for seniority premiums.
Retirement and termination benefits are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for each of 2008, 2009 and 2010. The Group used a 20.4%, 14.2% and 8.6% return on assets rate for 2008, 2009 and 2010, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2009 and 2010, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.

The reconciliation between defined benefit obligations and net projected (liability) asset as of December 31, as follows:

	2009				Seniority		Severance		2010
	Total		Pensions		Premiums		Indemnities		Total

Vested benefit obligations	Ps.	115,047	Ps.	156,244	Ps.	7,161	Ps.	—	Ps.	163,405
Unvested benefit obligations		1,869,682		1,195,501		276,290		574,930		2,046,721

Defined benefit obligations		1,984,729		1,351,745		283,451		574,930		2,210,126
Fair value of plan assets		1,749,629		1,270,905		512,832		—		1,783,737

Status of the plans		(235,100)		(80,840)		229,381		(574,930)		(426,389)
Unrecognized prior service cost for transition liability		113,598		47,434		14,336		3,729		65,499
Unrecognized prior service cost for plan amendments		62,045		117,552		(41,850)		392		76,094
Net actuarial (gain) loss		(287,533)		(170,715)		12,813		12,555		(145,347)

Net projected (liability) asset in the consolidated balance sheet	Ps.	(346,990)	Ps.	(86,569)	Ps.	214,680	Ps.	(558,254)	Ps.	(430,143)

As of December 31, 2009 and 2010, items subject to amortization for retirement and termination benefits are to be amortized over periods of 2 to 3 years and 2 to 1 years, respectively.
The components of net periodic pension, seniority premium and severance indemnities cost for the years ended December 31, consist of the following:

	2008		2009		2010

Service cost	Ps.	115,598	Ps.	125,269	Ps.	141,414
Interest cost		124,719		139,505		149,644
Prior service cost		3,947		1,583		229
Expected return on plan assets		(321,805)		(192,372)		(144,062)
Net amortization and deferral		83,008		(15,789)		(48,828)

Net cost	Ps.	5,467	Ps.	58,196	Ps.	98,397

The Group’s defined benefit obligations, plan assets, funded status and balance sheet balances as of December 31, associated with retirement and termination benefits, are presented as follows:

	2009				Seniority		Severance		2010
	Total		Pensions		Premiums		Indemnities		Total

Defined benefit obligations
Beginning of year	Ps.	1,842,468	Ps.	1,160,368	Ps.	267,110	Ps.	557,251	Ps.	1,984,729
Service cost		125,269		64,540		25,443		51,431		141,414
Interest cost		139,505		88,777		20,022		40,845		149,644
Actuarial (gain) loss		(90,856)		75,581		(7,525)		(64,194)		3,862
Benefit paid		(50,278)		(37,521)		(21,599)		(10,403)		(69,523)
Acquisition of companies		18,621		—		—		—		—

End of year		1,984,729		1,351,745		283,451		574,930		2,210,126

Fair value of plan assets
Beginning of year		1,404,589		1,249,707		499,922		—		1,749,629
Actuarial return on plan assets		192,372		102,169		41,893		—		144,062
Actuarial loss (gain)		179,156		(43,449)		(13,021)		—		(56,470)
Contributions		7,499		—		1,414		—		1,414
Benefits paid		(33,987)		(37,522)		(17,376)		—		(54,898)

End of year		1,749,629		1,270,905		512,832		—		1,783,737

(Over) under funded status of the plans	Ps.	(235,100)	Ps.	(80,840)	Ps.	229,381	Ps.	(574,930)	Ps.	(426,389)

The weighted average asset allocation by asset category as of December 31, was as follows:

	2009	2010

Equity Securities (1)	46.0%	17.1%
Fixed rate instruments	54.0%	82.9%

Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2009 and 2010 are shares of the Group held by the trust with a fair value of Ps.779,920 and Ps.284,623, respectively.
The changes in the net projected liability (asset) as of December 31, are as follows:

	2009				Seniority		Severance		2010
	Total		Pensions		Premiums		Indemnities		Total

Beginning net projected liability (asset)	Ps.	352,390	Ps.	18,943	Ps.	(214,556)	Ps.	542,603	Ps.	346,990
Net periodic cost		58,196		67,626		3,767		27,004		98,397
Net actuarial gain		(49,765)		—		—		—		—
Contributions		(7,499)		—		(1,414)		—		(1,414)
Benefits paid		(16,292)		—		(2,477)		(11,353)		(13,830)
Acquisition of companies		9,960		—		—		—		—

End net projected liability (asset)	Ps.	346,990	Ps.	86,569	Ps.	(214,680)	Ps.	558,254	Ps.	430,143

The retirement and termination benefits at December 31, and actuarial adjustments for the year ended December 31, are summarized as follows:

	2006		2007		2008		2009		2010

Pensions
Defined benefit obligations	Ps.	834,123	Ps.	872,167	Ps.	1,098,111	Ps.	1,160,368	Ps.	1,351,745
Plan assets		1,254,603		1,153,205		1,024,239		1,249,707		1,270,905
Status of the plans		420,480		281,038		(73,872)		89,339		(80,840)
Actuarial adjustments (1)		(644,624)		(435,665)		(134,388)		(304,281)		(170,715)
Seniority Premiums
Defined benefit obligations	Ps.	270,088	Ps.	261,941	Ps.	274,043	Ps.	267,110	Ps.	283,451
Plan assets		548,355		475,525		380,350		499,922		512,832
Status of the plans		278,267		213,584		106,307		232,812		229,381
Actuarial adjustments (1)		(92,444)		(7,569)		9,533		8,517		12,813
Severance Indemnities
Defined benefit obligations	Ps.	370,379	Ps.	413,701	Ps.	470,314	Ps.	557,251	Ps.	574,930
Plan assets		—		—		—		—		—
Status of the plans		(370,379)		(413,701)		(470,314)		(557,251)		(574,930)
Actuarial adjustments (1)		14,129		(25,682)		5,152		8,231		12,555

(1)	On defined benefit obligations and plan assets.
11. Commitments and Contingencies
As of December 31, 2010, the Group had commitments for programming obligations in the aggregate amount of U.S.$145.3 million (Ps.1,795,708).
At December 31, 2010, the Group had commitments in an aggregate amount of Ps.141,014, of which Ps.15,706 were commitments related to gaming operations, Ps.31,428 were commitments to acquire television technical equipment, Ps.85,769 were commitments for the acquisition of software and related services, and Ps.8,111 were construction commitments for building improvements and technical facilities.
As of December 31, 2010, the Group has commitments of capital contributions to be made in 2011 related to its 33.3% equity interest in GTAC in the amount of Ps.159,000 (see Note 5).

At December 31, 2010, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for Sky described below):

	Thousands of
	U.S. Dollars
2011	U.S.$	9,373
2012		6,467
2013		2,760
2014		5,520
2015 and thereafter		706

	U.S.$	24,826

The Group has guaranteed 58.7% of Sky’s minimum commitments for use of satellite transponders over a period ending in 2015. This guarantee is estimated to be in the aggregate amount of approximately U.S.$56.9 million (undiscounted) as of December 31, 2010 (see Notes 8 and 9).
The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected in the December 31, 2010 balance sheet as long-term debt (see Note 8).
The 15-year service agreement for transponders on IS-16 contemplates a monthly service fee of U.S.$150,000 to be paid by Sky through September 2015 (see Note 6).
In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite, which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 intends to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012. The lease agreement for 24 transponders on IS-21 contemplates a monthly payment of U.S.$3.0 million to be paid by Sky beginning in September 2012.
The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047. As of December 31, 2010, non-cancellable annual lease commitments (undiscounted) are as follows:

2011	Ps.	371,591
2012		305,785
2013		254,347
2014		230,497
2015		150,623
Thereafter		1,046,344

	Ps.	2,359,187

Univision
In January 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa and Univision. The amended PLA includes a simplified royalty calculation, as well as a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$66.5 million, U.S.$68.1 million and U.S.$69.6 million for the fiscal years 2009, 2010 and 2011, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses commencing in 2009. In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in a District Court Action for the Central District of California, with the exception of a counterclaim filed by Univision in October 2006, whereby it sought a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet. The counterclaim was subsequently dismissed in connection with a further amendment to the PLA and other transactions between BMP, Univision and the Company entered into and completed in December 2010.
In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP, the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 or seven and one-half years after Televisa has sold two-thirds of its initial investment in BMP.
There are various other legal actions and claims pending against the Group which are filed in the ordinary course of businesses. In the opinion of the Group’s management, none of these actions and claims are expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Group’s management is unable to predict the outcome of any of these legal actions and claims.
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

At December 31, 2010, shares of capital stock and CPOs consisted of (in millions):

	Authorized	Repurchased	Held by a	Held by a
	and	by the	Company’s	Company’s
	Issued (1)	Company (2)	Trust (3)	Subsidiary (3)	Outstanding
Series “A” Shares	119,879.1	(970.1)	(6,677.3)	(1,173.4)	111,058.3
Series “B” Shares	55,995.3	(853.7)	(3,377.7)	(598.4)	51,165.5
Series “D” Shares	85,333.7	(1,358.2)	(1,656.7)	(919.2)	81,399.6
Series “L” Shares	85,333.7	(1,358.2)	(1,656.7)	(919.2)	81,399.6

Total shares	346,541.8	(4,540.2)	(13,368.4)	(3,610.2)	325,023.0

Shares in the form of CPOs	285,257.5	(4,540.2)	(5,538.2)	(3,072.6)	272,106.5

CPOs	2,438.1	(38.8)	(47.3)	(26.3)	2,325.7

(1)	As of December 31, 2010, the authorized and issued capital stock amounted to Ps.10,019,859 (nominal Ps.2,368,792).

(2)
In 2008, 2009 and 2010, the Company repurchased 2,698.2 million, 1,553.4 million and 2,986.6 million shares, respectively, in the form of 23.1 million, 13.3 million and 25.5 million CPOs, respectively, in the amount of Ps.1,112,568, Ps.705,068 and Ps.1,274,022, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. In April 2008 and 2009, the Company’s stockholders approved the cancellation of 7,146.1 million and 1,421.2 million shares of capital stock, respectively, in the form of 61.1 million and 12.1 million CPOs, respectively, which were repurchased by the Company under this program.

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
At December 31, 2010, the restated tax value of the Company’s common stock was Ps.26,190,958. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).
Stock Purchase Plan
The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the grant of options to sell up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2009 and 2010, the Company had assigned approximately 117.4 million CPOs and 125.7 million CPOs, respectively, at exercise prices that range from Ps.11.21 to Ps.26.16 per CPO, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.
During 2008 and 2009 approximately 2.0 million CPOs and 0.1 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Plan in the amount of Ps.24,306 and Ps.371, respectively. No CPOs were vested and transferred to participants during 2010.
Long-Term Retention Plan
The Company adopted a Long-term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the grant and sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2009 and 2010, the Company had assigned approximately 100.5 million CPOs and 125.6 million CPOs or CPOs equivalent, respectively, at exercise prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and exercise periods between 2008 and 2013. In 2009, 2010 and January 2011, approximately 11.7 million CPOs, 13.7 million CPOs and 2.0 million CPOs, respectively, were vested and transferred to participants to be exercised pursuant to this Retention Plan in the amounts of Ps.112,009, Ps.88,652 and Ps.19,097, respectively.

As of December 31, 2010, the designated Retention Plan trust owned approximately 4.7 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be granted at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2013 and 2023.
In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense (see Note 1(r)) by using the Black-Scholes pricing model at the date on which the stock was granted to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan			Long-Term Retention Plan

Arrangements:
Year of grant	2003	2004	2010	2007	2008	2009	2010
Number of CPOs or CPOs equivalent granted	2,360	32,918	8,300	5,971	24,760	24,857	24,869
Contractual life	3-5 years	1-3 years	1-3 years	3-5 years	3 years	3 years	3 years
Assumptions:
Dividend yield	3.00%	3.00%	0.64%	3.00%	0.73%	0.82%	0.48%
Expected volatility (1)	31.88%	21.81%	35.00%	21.98%	33.00%	31.00%	35.00%
Risk-free interest rate	9.35%	6.52%	4.96%	7.54%	8.87%	5.00%	5.00%
Expected average life of awards	4.01 years	2.62 years	1.22 years	3.68 years	2.84 years	2.89 years	2.85 years

(1)	Volatility was determined by reference to historically observed prices of the Group’s CPOs.
A summary of the stock awards for employees as of December 31, is presented below (in constant Pesos and thousands of CPOs):

	2009		2010
	CPOs or	Weighted-	CPOs or	Weighted-
	CPOs	Average	CPOs	Average
	equivalent	Exercise Price	equivalent	Exercise Price

Stock Purchase Plan:
Outstanding at beginning of year	10,211	13.96	2,279	11.82
Granted	—	—	8,300	13.45
Exercised	(7,932)	13.16	(1,727)	10.54
Forfeited	—	—	—	—

Outstanding at end of year	2,279	11.82	8,852	12.95

Exercisable at end of year	2,279	11.82	552	5.36

Long-Term Retention Plan:
Outstanding at beginning of year	64,443	25.04	79,839	29.75
Granted	24,857	34.88	24,869	38.48
Exercised	(8,735)	8.56	(12,278)	6.45
Forfeited	(726)	30.02	(541)	38.91

Outstanding at end of year	79,839	29.75	91,889	36.60

Exercisable at end of year	12,897	6.45	14,364	11.44

As of December 31, 2010, the weighted-average remaining contractual life of the awards under the Long-term Retention Plan is 1.20 years.
13. Retained Earnings
In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2008, 2009 and 2010. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.
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
No dividend payment was approved by our stockholders during 2010.
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
As of December 31, 2010, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.7,399,436. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican Peso loan agreements (see Note 8).
14. Comprehensive Income
Comprehensive income related to the controlling interest for the years ended December 31, 2008, 2009 and 2010, was as follows:

	2008		2009		2010

Net income	Ps.	7,803,652	Ps.	6,007,143	Ps.	7,683,389

Other comprehensive income (loss), net:
Foreign currency translation adjustments, net (1)		352,726		(154,482)		(219,846)
Unrealized gain on available-for-sale investments, net of income tax		—		339,881		162,864
(Loss) gain on equity accounts of investees, net (2)		(58,109)		39,525		4,598
Result from hedge derivative contracts, net of income taxes		1,955		(7,142)		(98,332)

Total other comprehensive income (loss), net		296,572		217,782		(150,716)

Comprehensive income	Ps.	8,100,224	Ps.	6,224,925	Ps.	7,532,673

(1)	The amounts for 2008, 2009 and 2010 are presented net of income tax provision (benefit) of Ps.148,010, Ps.(70,914) and Ps.(85,496), respectively.

(2)	Represents losses or gains in other stockholders’ equity accounts of equity investees, as well as other comprehensive income recognized by equity investees.
The changes in components of accumulated other comprehensive (loss) income for the years ended December 31, 2008, 2009 and 2010, were as follows:

	Gain		Cumulative						Cumulative			Cumulative	Cumulative
	(Loss) on		Result				Result from		Result from			Result from	Effect of		Accumulated
	Equity		from Hedge		Accumulated		Available-		Holding			Foreign	Deferred		Other
	Accounts of		Derivative		Monetary		For-Sale		Non-Monetary			Currency	Income		Comprehensive
	Investees		Contracts		Result		Investments		Assets			Translation	Taxes		(Loss) Income

Balance at January 1, 2008	Ps.	4,236,050	Ps.	—	Ps.	(35,186)	Ps.	—	Ps.	(2,637,316)	Ps.	(1,348,579)	Ps.	(3,224,437)	Ps.	(3,009,468)
Reclassifications to retained earnings		—		—		35,186		—		2,637,316		—		3,224,437		5,896,939
Current year change		(58,109)		1,955		—		—		—		352,726		—		296,572

Balance at December 31, 2008		4,177,941		1,955		—		—		—		(995,853)		—		3,184,043
Current year change		39,525		(7,142)		—		339,881		—		(154,482)		—		217,782

Balance at December 31, 2009		4,217,466		(5,187)		—		339,881		—		(1,150,335)		—		3,401,825
Current year change		4,598		(98,332)		—		162,864		—		(219,846)		—		(150,716)

Balance at December 31, 2010	Ps.	4,222,064	Ps.	(103,519)	Ps.	—	Ps.	502,745	Ps.	—	Ps.	(1,370,181)	Ps.	—	Ps.	3,251,109

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
15. Non-controlling Interest
Non-controlling interest at December 31, consisted of:

	2009		2010

Capital stock (1)	Ps.	2,235,945	Ps.	2,186,745
Additional paid-in capital (1)		2,767,260		2,770,593
Legal reserve		140,259		141,756
Retained earnings from prior years (2)		571,959		876,877
Net income for the year (2)		575,554		832,538
Accumulated other comprehensive income:
Cumulative result from hedge derivative contracts, net of income taxes		(23,546)		(49,419)
Cumulative result from foreign currency translation		4,926		2,082
Other		29,995		32,106

	Ps.	6,302,352	Ps.	6,793,278

(1)
In June 2009 and March 2011, the stockholders of Empresas Cablevisión made capital contributions in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,699,652 and Ps.3,000,000, respectively, of which Ps.1,811,800 and Ps.1,469,165, respectively, was contributed by the non-controlling interest.

(2)
In 2009, 2010 and March 2011, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.2,750,000, Ps.500,000, and Ps.1,250,000, respectively, of which Ps.1,136,669, Ps.206,667 and Ps.516,667 were paid to its non-controlling equity owners.

16. Transactions with Related Parties
The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2008		2009		2010

Revenues:
Programming production and transmission rights (a)	Ps.	69,911	Ps.	14,482	Ps.	6,665
Administrative services (b)		80,297		37,320		34,232
Advertising (c)		60,647		54,026		15,435
Interest income		—		2,105		18,613

	Ps.	210,855	Ps.	107,933	Ps.	74,945

Costs:
Donations	Ps.	72,617	Ps.	107,842	Ps.	104,256
Administrative services (b)		16,577		27,750		17,457
Technical services (d)		93,321		103,909		119,394
Other		13,478		47,897		130,966

	Ps.	195,993	Ps.	287,398	Ps.	372,073

(a)	Services rendered to OCEN and Volaris in 2008 and La Sexta in 2009 and 2010.

(b)
The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(c)	Advertising services rendered to OCEN and Volaris in 2008 and 2009, and OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2010.

(d)	In 2008, 2009 and 2010, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.

Other transactions with related parties carried out by the Group in the normal course of business include the following:
(1)
A consulting firm owned by a relative of one of the Group’s directors, which has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2008 and 2009 amounted to Ps.20,811 and Ps.21,215, respectively.

(2)
From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Group’s Board serve as board members of this bank.

(3)
Two of the Group’s directors are members of the board as well as stockholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.

(4)
Several other members of the Company’s current board serve as members of the boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(5)
During 2008, 2009 and 2010, a professional services firm in which a current director of the Company is a partner on leave of absence and does not currently receive any form of compensation from, or participates in any way in, the profits of such firm, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.15,550, Ps.13,459 and Ps.19,669, respectively.

(6)
A television production company, indirectly controlled by a company where a member of the board and executive of the Company is a stockholder, provided production services to the Group in 2008, in the amount of Ps.973.

(7)	During 2008 and 2009 the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps.8,731 and Ps.723, respectively.
(8)
During 2008, 2009 and 2010, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.234,296, Ps.233,707 and Ps.301,259, respectively.

(9)
During 2009 and 2010, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.13,854 and Ps.347,005, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2008, 2009 and 2010, average interest rates of 8.2%, 6.0% and 4.9% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.
Customer deposits and advances as of December 31, 2009 and 2010, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.29,666 and Ps.4,990, respectively, which were primarily made by Volaris in 2009 and Editorial Clío in 2009 and 2010.

17. Other Expense, Net
Other expense for the years ended December 31, is analyzed as follows:

	2008		2009		2010

Loss (gain) on disposition of investments, net (1)	Ps.	12,931	Ps.	(90,565)	Ps.	(1,200,794)
Donations (see Note 16)		78,856		133,325		124,100
Financial advisory and professional services (2)		21,532		188,825		606,922
Employees’ profit sharing (3)		27,345		37,033		25,548
Loss on disposition of property and equipment		45,394		233,540		394,319
Impairment adjustments (4)		609,595		1,160,094		250,581
Loss on early retirement of Senior Guaranteed Notes (5)		—		—		134,458
Other, net		156,486		102,594		231,987

	Ps.	952,139	Ps.	1,764,846	Ps.	567,121

(1)	In 2010 includes a net gain on disposition of a 25% stake in common stock of Volaris, and a 50% stake in the equity of TuTv in the amount of Ps.783,981 and Ps.679,651, respectively (see Note 2).

(2)
Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters, net in 2008 of other income for Ps.284,472 related to certain payments from Univision that had previously been recorded by the Group as customer deposits and advances (Ps.236,032) as well as a settlement amount of U.S.$3.5 million (Ps.48,440) paid by Univision to the Company (see Notes 2, 11 and 16).

(3)
The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employees’ profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

(4)
During 2008, 2009 and 2010, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment, as well as goodwill of certain businesses of its Television Broadcasting, Cable and Telecom and Publishing segments. As a result of such testing, impairment adjustments were made to trademarks and goodwill in 2008, 2009 and 2010 (see Note 7).

(5)
Includes in 2010 a premium paid in the amount of U.S.$8.2 million (Ps.100,982) and unamortized financing costs of Ps.33,476 in connection with the prepayment of the Guaranteed Senior Notes of Cablemás (see Note 8).

18. Integral Cost of Financing, Net
Integral cost of financing for the years ended December 31, consisted of:

	2008		2009		2010

Interest expense (1)	Ps.	2,816,369	Ps.	3,136,411	Ps.	3,615,276
Interest income		(1,299,789)		(1,053,411)		(1,047,505)
Foreign exchange (gain) loss, net (2)		(685,698)		890,254		460,874

	Ps.	830,882	Ps.	2,973,254	Ps.	3,028,645

(1)	Interest expense includes a net loss from related derivative contracts of Ps.1,741, Ps.123,242 and Ps.255,420 in 2008, 2009, and 2010, respectively (see Notes 8 and 9).

(2)	Includes in 2008, 2009 and 2010, a net (gain) loss from foreign currency derivative contracts of Ps.(889,562), Ps.529,621 and Ps.516,381, respectively.
19. Income Taxes
The Company is authorized by the Mexican tax authorities to compute its income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.
The Mexican corporate income tax rate in 2008, 2009 and 2010 was 28%, 28% and 30%, respectively. In accordance with current Mexican Income Tax Law, the corporate income tax rate will be 30% in 2011 and 2012, 29% in 2013, and 28% in 2014.

The Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) became effective as of January 1, 2008. This flat tax replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the IETU or the income tax. The flat tax is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter. Although the IETU is defined as a minimum tax, it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2008, 2009 and 2010, this tax did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay this tax in the near future on a tax consolidated basis.
In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate is increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; and (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; and (iv) taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004.
The income tax provision for the years ended December 31, 2008, 2009 and 2010 was comprised as follows:

	2008		2009		2010

Income taxes, current	Ps.	3,146,339	Ps.	4,040,332	Ps.	3,967,007
Income taxes, deferred		417,856		(919,588)		(708,021)

	Ps.	3,564,195	Ps.	3,120,744	Ps.	3,258,986

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2008	2009	2010

Statutory income tax rate	28	28	30
Differences in inflation adjustments for tax and book purposes	1	—	2
Unconsolidated income tax	1	1	—
Non-controlling interest	—	1	—
Special tax consolidation items	—	—	(9)
Changes in valuation allowances:
Asset tax	(3)	—	—
Tax loss carryforwards	—	1	4
Goodwill	—	2	—
Foreign operations	4	(1)	(3)
Equity in losses of affiliates, net	2	2	1
Tax losses of subsidiaries, net	—	(4)	—
Flat rate business tax	(4)	2	3

Effective income tax rate	29	32	28

The Group has tax loss carryforwards at December 31, 2010, as follows:

	Amount		Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries (1)	Ps.	3,148,020	From 2011 to 2020
Non-Mexican subsidiaries (2)		4,256,489	From 2011 to 2029

	Ps.	7,404,509

(1)
During 2008, 2009 and 2010, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.699,845, Ps.1,254,029 and Ps.2,467,930, respectively. In 2008, 2009 and 2010, the carryforwards amounts include the operating tax loss carryforwards related to the noncontrolling interest of Sky.

(2)	Approximately for the equivalent of U.S.$344.4 million related to losses from subsidiaries in Europe, South America and the United States.

The deferred taxes as of December 31, 2009 and 2010, were principally derived from the following temporary differences:

	2009		2010

Assets:
Accrued liabilities	Ps.	884,255	Ps.	1,369,786
Goodwill		1,396,040		1,468,497
Tax loss carryforwards		897,152		944,406
Allowance for doubtful accounts		428,605		456,326
Customer advances		839,012		834,743
Other items		447,936		542,337
Liabilities:
Inventories		(379,286)		(400,173)
Property, plant and equipment, net		(1,365,307)		(1,389,794)
Prepaid expenses		(1,619,263)		(1,503,034)
Tax losses of subsidiaries, net (a)		(161,686)		(49,911)

Deferred income taxes of Mexican companies		1,367,458		2,273,183
Deferred income taxes of foreign subsidiaries		160,462		640,184
Asset tax		925,496		1,444,041
Flat rate business tax		23,097		28,735
Valuation allowances (b)		(3,826,622)		(4,837,579)
Dividends distributed among Group’s entities (a) (c)		(548,503)		(413,454)

Deferred income tax liability, net	Ps.	(1,898,612)	Ps.	(864,890)

Deferred tax liability current portion (d)	Ps.	(133,231)	Ps.	(183,093)
Deferred tax liability long-term		(1,765,381)		(681,797)

	Ps.	(1,898,612)	Ps.	(864,890)

(a)	In 2009, reflects the effects of income tax payable in connection with the 2010 Mexican Tax reform.

(b)	Reflects valuation allowances of foreign subsidiaries of Ps.607,934 and Ps.1,050,442 as of December 31, 2009 and 2010, respectively.

(c)	Income tax provision recorded in December 2009 as an adjustment to retained earnings.

(d)	Income tax provision accounted for as taxes payable in the consolidated balance sheet as of December 31, 2009 and 2010.
A roll forward of the Group’s valuation allowance for 2010 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total

Balance at beginning of year	Ps.	(1,505,086)	Ps.	(925,496)	Ps.	(1,396,040)	Ps.	(3,826,622)
Increases		(423,412)		(520,477)		(67,068)		(1,010,957)

Balance at end of year	Ps.	(1,928,498)	Ps.	(1,445,973)	Ps.	(1,463,108)	Ps.	(4,837,579)

The change in the deferred income tax liability for the year ended December 31, 2010, representing a credit of Ps.1,033,722 was recognized as follows:

Credit to stockholders’ equity	Ps.	(73,020)
Credit to the provision for deferred income tax		(708,021)
Credit to other expense, net		(5,857)
Credit to cash and cash equivalents		(246,824)

	Ps.	(1,033,722)

20. Earnings per CPO/Share
During the years ended December 31, 2008, 2009 and 2010, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2008	2009	2010

Total Shares	329,579,613	329,304,371	326,849,555
CPOs	2,364,642	2,362,289	2,341,308
Shares not in the form of CPO units:
Series “A” Shares	52,915,849	52,915,849	52,915,849
Series “B” Shares	187	187	187
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239
Earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2008, 2009 and 2010, are presented as follows:

	2008				2009				2010
			Per Each				Per Each				Per Each
			Series “A”, “B”,				Series “A”, “B”,				Series “A”, “B”,
	Per		“D” and “L”		Per		“D” and “L”		Per		“D” and “L”
	CPO		Share		CPO		Share		CPO		Share
Controlling interest net income	Ps.	2.77	Ps.	0.02	Ps.	2.14	Ps.	0.02	Ps.	2.75	Ps.	0.02

21. Foreign Currency Position
The foreign currency position of monetary items of the Group at December 31, 2010, was as follows:

	Foreign
	Currency
	Amounts	Year-End		Mexican
	(Thousands)	Exchange Rate		Pesos

Assets:
U.S. Dollars	2,705,002	Ps.	12.3576	Ps.	33,427,333
Euros	84,495		16.4838		1,392,799
Argentinean Pesos	158,839		3.1080		493,672
Chilean Pesos	9,159,848		0.0264		241,820
Colombian Pesos	18,995,329		0.0064		121,570
Other currencies	—		—		200,478
Liabilities:
U.S. Dollars	2,934,741	Ps.	12.3576	Ps.	36,266,355
Euros	6,809		16.4838		112,238
Argentinean Pesos	77,175		3.1080		239,860
Chilean Pesos	15,917,841		0.0264		420,231
Colombian Pesos	21,193,475		0.0064		135,638
Other currencies	—		—		82,384
As of June 17, 2011, the exchange rate was Ps.11.9143 per U.S. Dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

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
Sky
The Sky segment includes direct-to-home (“DTH”) broadcast satellite pay television services in Mexico, Central America and the Dominican Republic. Sky revenues are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.
Cable and Telecom
The Cable and Telecom segment includes the operation of a cable and telecommunication system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); beginning in June 2008, the operation of cable and telecommunication networks covering 49 cities of Mexico (Cablemás); and beginning in October 2009, the operation of cable and telecommunications networks covering Monterrey and suburban areas (TVI). The cable and telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales. The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.
Other Businesses
The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, internet, gaming, radio, and publishing distribution.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total		Intersegment		Consolidated		Segment
	Revenues		Revenues		Revenues		Income (Loss)

2008:
Television Broadcasting	Ps.	21,460,653	Ps.	296,012	Ps.	21,164,641	Ps.	10,504,876
Pay Television Networks		2,212,502		692,388		1,520,114		1,378,152
Programming Exports		2,437,237		26,410		2,410,827		1,076,769
Publishing		3,700,361		14,436		3,685,925		648,626
Sky		9,162,172		8,010		9,154,162		4,416,783
Cable and Telecom		6,623,367		6,271		6,617,096		2,134,813
Other Businesses		3,498,615		79,102		3,419,513		(242,812)

Segment totals		49,094,907		1,122,629		47,972,278		19,917,207
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,122,629)		(1,122,629)		—		(478,285)
Depreciation and amortization expense		—		—		—		(4,311,115)

Consolidated total	Ps.	47,972,278	Ps.	—	Ps.	47,972,278	Ps.	15,127,807 (1)

2009:
Television Broadcasting	Ps.	21,561,636	Ps.	163,054	Ps.	21,398,582	Ps.	10,323,899
Pay Television Networks		2,736,579		795,139		1,941,440		1,660,364
Programming Exports		2,845,918		16,915		2,829,003		1,437,220
Publishing		3,356,056		15,510		3,340,546		190,709
Sky		10,005,216		15,227		9,989,989		4,478,847
Cable and Telecom		9,241,787		65,174		9,176,613		2,971,868
Other Businesses		3,771,444		95,116		3,676,328		(318,201)

Segment totals		53,518,636		1,166,135		52,352,501		20,744,706
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,166,135)		(1,166,135)		—		(658,249)
Depreciation and amortization expense		—		—		—		(4,929,589)

Consolidated total	Ps.	52,352,501	Ps.	—	Ps.	52,352,501	Ps.	15,156,868 (1)

2010:
Television Broadcasting	Ps.	22,750,082	Ps.	396,300	Ps.	22,353,782	Ps.	10,714,296
Pay Television Networks		3,146,172		504,360		2,641,812		1,622,022
Programming Exports		3,074,766		6,639		3,068,127		1,503,640
Publishing		3,229,588		66,795		3,162,793		425,296
Sky		11,248,160		50,116		11,198,044		5,074,517
Cable and Telecom		11,814,196		61,654		11,752,542		3,907,172
Other Businesses		3,812,476		132,748		3,679,728		(184,038)

Segment totals		59,075,440		1,218,612		57,856,828		23,062,905
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,218,612)		(1,218,612)		—		(900,971)
Depreciation and amortization expense		—		—		—		(6,579,325)

Consolidated total	Ps.	57,856,828	Ps.	—	Ps.	57,856,828	Ps.	15,582,609 (1)

(1)	Consolidated totals represent consolidated operating income.
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
Allocation of General and Administrative Expenses
Non-allocated corporate expenses include payroll for certain executives, related employee benefits and other general than are not subject to be allocated within the Group’s business segments.
The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31:

					Additions to
	Segment		Segment		Property,
	Assets		Liabilities		Plant and
	at Year-End		at Year-End		Equipment

2008:
Continuing operations:
Television operations (1)	Ps.	74,632,445	Ps.	27,221,506	Ps.	1,126,784
Publishing		3,571,663		875,531		82,747
Sky		10,692,386		6,814,814		1,273,819
Cable and Telecom		19,024,327		11,037,061		2,144,334
Other Businesses		5,272,716		1,616,955		563,762

Total	Ps.	113,193,537	Ps.	47,565,867	Ps.	5,191,446

2009:
Continuing operations:
Television operations (1)	Ps.	74,038,118	Ps.	29,299,493	Ps.	1,430,521
Publishing		3,096,383		765,645		19,788
Sky		9,705,015		6,852,274		1,727,163
Cable and Telecom		24,338,625		9,769,453		3,205,784
Other Businesses		5,895,410		1,808,245		271,656

Total	Ps.	117,073,551	Ps.	48,495,110	Ps.	6,654,912

2010:
Continuing operations:
Television operations (1)	Ps.	66,808,602	Ps.	27,100,859	Ps.	1,581,920
Publishing		2,760,671		600,898		8,910
Sky		11,772,696		7,280,103		5,454,219
Cable and Telecom		25,177,882		6,765,277		5,508,618
Other Businesses		5,583,729		1,761,387		207,979

Total	Ps.	112,103,580	Ps.	43,508,524	Ps.	12,761,646

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

Segment assets reconcile to total assets as follows:

	2009		2010
Segment assets	Ps.	117,073,551	Ps.	112,103,580
Investments attributable to:
Television operations (1)		5,171,016		20,160,554
Cable and Telecom		211,965		500,635
Other Businesses (2)		1,386,679		1,176,264
Goodwill attributable to:
Television operations		322,719		385,455
Publishing		617,203		393,642
Cable and Telecom		1,339,542		1,304,796
Other Businesses		445,701		445,701

Total assets	Ps.	126,568,376	Ps.	136,470,627

(1)	Includes goodwill attributable to equity investments of Ps.49,024 in 2009 (see Note 7).

(2)	Includes goodwill attributable to equity investments of Ps.359,613 in 2009 and 2010 (see Note 5).
Equity method loss for the years ended December 31, 2008, 2009 and 2010 attributable to equity investment in television operations, approximated Ps.952,347, Ps.847,339 and Ps.223,929, respectively.
Segment liabilities reconcile to total liabilities as follows:

	2009		2010

Segment liabilities	Ps.	48,495,110	Ps.	43,508,524
Debt not attributable to segments		33,601,119		41,104,342

Total liabilities	Ps.	82,096,229	Ps.	84,612,866

Geographical segment information:

					Additions to
	Total		Segment Assets		Property, Plant
	Net Sales		at Year-End		and Equipment

2008:
Mexico	Ps.	41,176,318	Ps.	91,024,558	Ps.	5,029,480
Other countries		6,795,960		22,168,979		161,966

	Ps.	47,972,278	Ps.	113,193,537	Ps.	5,191,446

2009:
Mexico	Ps.	44,574,144	Ps.	96,678,472	Ps.	6,606,342
Other countries		7,778,357		20,395,079		48,570

	Ps.	52,352,501	Ps.	117,073,551	Ps.	6,654,912

2010:
Mexico	Ps.	50,203,485	Ps.	107,398,140	Ps.	12,727,312
Other countries		7,653,343		4,705,440		34,334

	Ps.	57,856,828	Ps.	112,103,580	Ps.	12,761,646

Net sales are attributed to geographical segment based on the location of customers.

23. Differences between Mexican FRS and U.S. GAAP
The Group’s consolidated financial statements are prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and stockholders’ equity as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010.
Reconciliation of Net Income

	2008		2009		2010
Controlling interest net income as reported under Mexican FRS	Ps.	7,803,652	Ps.	6,007,143	Ps.	7,683,389

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		105,205		19,622		62,560
(b) Deferred costs, net of amortization		15,818		—		—
(c) Deferred debt refinancing costs, net of amortization		31,574		31,317		31,573
(d) Purchase accounting adjustments:
Amortization of network affiliation agreements		(4,176)		—		—
Depreciation of fixed assets		(12,118)		(12,118)		(12,118)
Amortization of other assets		(5,006)		(5,006)		(5,006)
Impairment of goodwill for Bay City Television		427,095		184,055		—
Impairment of goodwill for Editorial Televisa		—		(611,977)		—
Amortization of subscribers list		(156,268)		(156,268)		(52,090)
(h) Production and film costs		(133,983)		(21,338)		172,282
(i) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		49,565		91,356		(59,159)
Impact of 2010 Mexican tax reform		—		(548,503)		—
Deferred employees’ profit sharing		19,065		7,357		(31,399)
(j) Maintenance reserve		(18,062)		—		—
(k) Non-controlling interest on U.S. GAAP adjustments		7,465		—		—

Total U.S. GAAP adjustments, net		326,174		(1,021,503)		106,643

Net income attributable to the controlling interest under U.S. GAAP		8,129,826		4,985,640		7,790,032
Net income attributable to the non-controlling interest under U.S. GAAP		919,540		575,554		832,538

Consolidated net income under U.S. GAAP	Ps.	9,049,366	Ps.	5,561,194	Ps.	8,622,570

Reconciliation of Stockholders’ Equity

	2009		2010
Total stockholders’ equity under Mexican FRS	Ps.	44,472,147	Ps.	51,857,761

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(631,266)		(568,706)
(c) Deferred debt refinancing costs, net of amortization		(478,941)		(447,368)
(d) Purchase accounting adjustments:
Broadcast license		119,913		119,913
Fixed assets		18,171		6,053
Other assets		35,451		30,445
Goodwill on acquisition of non-controlling interest in Editorial Televisa		746,451		746,451
Subscribers list		52,090		—
Goodwill on acquisition of non-controlling interest in Sky		86,236		86,236
(e) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		140,380		140,380
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		109,988		109,988
(f) Equity method investees:
OCEN		(2,446)		(2,446)
Cablemás		(25,057)		(25,057)
(g) Pension plan and seniority premiums		111,890		3,754
(h) Production and film costs		(1,670,093)		(1,497,811)
(i) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		732,836		706,118
Deferred employees’ profit sharing		(121,857)		(153,256)
(k) Non-controlling interest		(6,338,862)		(6,829,788)

Total U.S. GAAP adjustments, net		(7,115,116)		(7,575,094)

Controlling interest under U.S. GAAP		37,357,031		44,282,667
Non-controlling interest under U.S. GAAP		6,338,862		6,829,788

Total stockholders’ equity under U.S. GAAP	Ps.	43,695,893	Ps.	51,112,455

A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2009		2010
Balance at January 1,	Ps.	46,808,548	Ps.	43,695,893
Net income for the year attributable to the controlling interest		4,985,640		7,790,032
Repurchase of capital stock		(759,003)		(1,357,072)
Dividends paid to the controlling interest		(9,163,857)		—
Sale of capital stock under stock-based compensation plan		81,818		83,050
Stock based compensation		371,783		556,711
Net loss on acquisition of non-controlling interest in Cablemás and Cablestar		(56,210)		—
Gain on acquisition of non-controlling interest in a subsidiary of Sky		—		79,326
Other comprehensive income:
Changes in other comprehensive income of equity investees		39,525		4,598
Cumulative result from hedge derivative contracts, net of income tax		(7,142)		(98,332)
Change in fair value of available-for-sale financial assets, net of income tax		339,881		162,864
Foreign currency translation, net of income tax		(154,482)		(219,846)
Pension and post retirement, net of income tax		139,874		(75,695)
Non-controlling interest		1,069,518		490,926

Balance at December 31,	Ps.	43,695,893	Ps.	51,112,455

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
U.S. GAAP requires the capitalization of interest during construction of qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In both instances U.S. GAAP does not allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods presented. Rather, the U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then. During 2008, a significant amount of technical equipment was fully amortized and as a result a lower depreciation expense was recognized in 2009. During 2010, the Group reduced the estimated useful lives of certain technical equipment resulting in a higher depreciation expense for Mexican FRS purposes.
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
(d) Purchase Accounting Adjustments
In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radio Televisión, S.A. de C.V. and under Mexican FRS, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license, network affiliation agreements, programming and advertising contracts, fixed assets and other assets. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. The U.S. GAAP net income adjustment for each of the periods presented herein represents the amortization of the various definite lived intangibles mentioned above for U.S. GAAP purposes. In addition, in 2008 and 2009 for Mexican FRS purposes, the Group recorded an impairment of goodwill for an amount of Ps.427,095 and Ps.184,055 respectively. Therefore, the 2008 and 2009 U.S. GAAP net income reconciliation reflects the reversal of such impairment. The goodwill recognized for Mexican FRS purposes was allocated to intangible assets for U.S. GAAP and where applicable are being amortized; therefore, the related goodwill impairments for Mexican FRS purposes were reversed for U.S. GAAP purposes.
In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group, which was greater than the carrying value of the treasury stock. The incremental purchase price under U.S. GAAP of Ps.1,358,428 was allocated to goodwill. There is no net income adjustment as goodwill is no longer amortized for either Mexican FRS or U.S. GAAP purposes. The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS. During the fourth quarter of 2009, the Group recognized an impairment charge of Ps.611,977 for U.S. GAAP purposes (see Note 23 (e)).

In April 2006, the Group exercised its right to acquire two-thirds of the equity interest in Sky that DIRECTV acquired from Liberty Media. This non-controlling interest acquisition amounted to approximately U.S.$58.7 million (Ps.699,891). After this transaction, the Group (i) increased its equity stake in Sky from 52.7% to 58.7%; and (ii) under Mexican FRS, recognized the excess of the purchase price over the carrying value of this non-controlling interest totaling Ps.711,311 within stockholders’ equity. Under U.S. GAAP, for acquisitions prior to January 1, 2009, where there is no change in control, the acquisition of non-controlling interest should be accounted for using the purchase method of accounting. The Group has recognized an intangible asset related to the subscribers’ list that should be amortized on a straight-line basis over its estimated subscriber period. In addition, the difference between the purchase price and the fair value of the net assets acquired, including identifiable intangible assets, was recorded as goodwill in the amount of Ps.86,236. The U.S. GAAP net income adjustment reflects only the amortization of the subscribers’ list recognized for U.S. GAAP purposes. As of December 31, 2010, related subscribers’ list were fully amortized.
(e) Goodwill and Other Intangible Assets
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
The carrying amount of goodwill by segment under U.S. GAAP as of December 31, 2009 and 2010, is as follows:

	2009		2010
Consolidated subsidiaries:
Television Broadcasting(1)	Ps.	337,094	Ps.	423,907
Cable and Telecom(2)		1,339,543		1,304,797
Publishing(3)		1,370,184		1,146,623
Other segments(2)		179,301		155,224
Equity method investees(3)		521,134		472,110

	Ps.	3,747,256	Ps.	3,502,661

(1)	Increase relates to a minor acquisition in the Television Broadcasting segment (see Note 7).

(2)	Decreases relate to minor adjustments/reclassifications (see Note 7).

(3)	Decreases relate to impairments as described below.

The changes in the net carrying amount of goodwill and trademarks for the Cable and Telecom segment, Publishing segment and Equity method investee for the years ended December 31, 2009 and 2010, for U.S. GAAP purposes were as follows:
Cable and Telecom — Goodwill

	2009		2010
Balance at beginning of year	Ps.	4,259,514	Ps.	1,339,543
Adjustments/Reclassifications (1)		(2,167,533)		(34,746)
Impairments		(752,438)		—

Balance at end of year	Ps.	1,339,543	Ps.	1,304,797

(1)	Reflects the final valuation and purchase price allocation of Cablemás in December 2009 (see Note 2).
During the fourth quarter of 2009, as a result of a reduction in revenues related to long-distance telephone services, management revised its future cash flow expectations, which lowered the fair value estimates of this business. As a result of the lower fair value estimates, the Group concluded that the carrying amount of its telecom reporting unit within the Cable and Telecom segment exceeded its fair value. Therefore, the Group recognized a pre-tax goodwill impairment charge of Ps.752,438, representing the entire carrying value of goodwill. There is no difference in the related pre-tax goodwill impairment charge for Mexican FRS purposes. For the year ended December 31, 2010, no related goodwill impairment charge was recognized for either Mexican FRS or U.S. GAAP purposes.
The changes in the net carrying amount of goodwill for the Publishing segment and Equity method investees for the year ended December 31, 2010, for U.S. GAAP purposes were as follows:
Publishing — Goodwill

	2009		2010
Balance at beginning of year	Ps.	2,058,548	Ps.	1,370,184
Foreign currency translation adjustments		(1,517)		—
Adjustments/Reclassifications		(48,757)		—
Impairments		(638,090)		(223,561)

Balance at end of year	Ps.	1,370,184	Ps.	1,146,623

During the fourth quarter of 2009, as a result of a reduction in demand for certain magazines, along with lower-than-projected profits, management revised its future cash flow expectations, which lowered the fair value estimates of this business principally as it relates to the Mexican operations. As a result of the lower fair value estimates, the Group concluded that the carrying amount of its Publishing segment, which is the reporting unit, exceeded its fair value. As a result, the Group compared the implied fair value of the goodwill in the reporting unit with the carrying value and recorded a Ps.611,977 pre-tax impairment charge for U.S. GAAP purposes (see Note 23 (d)). Furthermore, the Group recognized an additional pre-tax goodwill impairment of Ps.26,113 in its Publishing segment as of December 31, 2009 for both Mexican FRS and U.S. GAAP purposes.
During 2010, the Group continued monitoring the market associated with its Publishing segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the implied fair value of the goodwill in the reporting unit with the carrying value and recorded a Ps.223,561 pre-tax impairment charge. There is no difference in the related pre-tax goodwill impairment charge for Mexican FRS purposes (see Note 7).
Publishing — Trademarks

	2009		2010
Balance at beginning of year	Ps.	681,041	Ps.	523,692
Acquisitions		48,232		—
Foreign currency translation adjustments		(8,093)		(283)
Adjustments/reclassifications		—		3,667
Impairments		(197,488)		—

Balance at end of year	Ps.	523,692	Ps.	527,076

During the annual impairment test, the Group analyzed the valuation of its other indefinite-lived intangibles, consisting exclusively of trademarks. The Group estimated the fair value of trademarks by performing a discounted cash flow analysis based on the relief-from-royalty approach. This approach treats the trade name as if it were licensed by the Group rather than owned and calculates its value based on the discounted cash flow of the projected license payments. The analysis resulted in a pre-tax trademark impairment charge of Ps.197,488 in the fourth quarter of 2009, as a result of a reduction in demand for certain magazines. There is no difference in the related pre-tax trademark impairment charge for Mexican FRS purposes. FRS purposes. For the year ended December 31, 2010, no related trademark impairment charge was recognized for either Mexican FRS or U.S. GAAP purposes.
Furthermore, the Group recognized an additional pre-tax goodwill impairment of Ps.27,020 in its equity method investees as of December 31, 2010 for both Mexican FRS and U.S. GAAP purposes (see Note 7).
A summary of the changes in the carrying value of the Group’s goodwill on a U.S. GAAP basis for the years ended December 31, 2009 and 2010, is as follows:

	December 31, 2009						December 31, 2010
				Accumulated						Accumulated
				Impairment	Carrying					Impairment	Carrying
	Gross			Charges	Value		Gross			Charges	Value

Balance at beginning of year	Ps.	7,867,461	Ps.	(537,427)	Ps.	7,330,034	Ps.	5,675,211	Ps.	(1,927,955)	Ps.	3,747,256
Adjustments and other changes		(2,192,250)		(1,390,528)		(3,582,778)		5,986		(250,581)		(244,595)

Balance at end of year	Ps.	5,675,211	Ps.	(1,927,955)	Ps.	3,747,256	Ps.	5,681,197	Ps.	(2,178,536)	Ps.	3,502,661

The U.S. GAAP net carrying value of intangible assets as of December 31, 2009 and 2010, amounted to:

	2009		2010
Trademarks (1)(2)	Ps.	1,282,539	Ps.	1,414,864
Television network concession (1)		742,607		742,607
Cablemás concessions (1)		1,052,190		1,052,190
TVI concession (1)		262,925		262,925
Telecom concession (1)		778,970		767,682
Sky concession (1)		96,042		96,042
Network affiliation agreements (1)		119,913		119,913
Licenses and software		845,856		784,370
Subscriber list		1,531,085		1,184,312
Deferred financing costs		536,774		534,735
Other		639,211		534,306

	Ps.	7,888,112	Ps.	7,493,946

(1)	Indefinite-lived.

(2)	Increase relates to the net effect of a minor acquisition and adjustments/reclassifications recognized for both Mexican FRS and U.S. GAAP purposes (see Note 7).
The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.852,335 for each of the next five fiscal years.
(f) Equity Method Investees
Cablemás
Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. For Mexican FRS purposes in 2007, Cablemás recorded a reversal of a goodwill impairment loss previously recognized, as a result of changes in economic conditions affecting its investment. Under U.S. GAAP, reversal of goodwill impairment losses is not allowed. Effective June 1, 2008, the Company has a controlling interest in Cablemás as a result of a corporate governance contractual amendment (the legal right to designate the majority of Cablemas’ board of directors), and the Group began consolidating the assets, liabilities and results of operations of Cablemás in its consolidated financial statements (see Note 2).

BMP
On December 20, 2010, the Group (i) made a cash investment of U.S.$1,255 million in Broadcasting Media Partners, Inc. (“BMP”), the parent company of Univision, in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding common stock of BMP, and U.S.$1,125 million (Ps.13,904,222) aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025, which are convertible at the option of the Company into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions, (ii) acquired an option to purchase at fair value an additional 5% of the common stock of BMP at a future date, subject to existing laws and regulations in the United States, and other terms and conditions.
In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after Televisa has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision; (ii) the Company entered into a new program license agreement with Univision under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA; and (iii) three representatives of Televisa joined Univision’s Board of Directors, which was increased to 20 members.
As a result of this transaction, the Group determined it exercises significant influence over the operating and financial policies of BMP for purposes of Mexican FRS and U.S. GAAP; therefore, the Group accounts for its 5% investment in BMP under the equity method for both Mexican FRS and U.S. GAAP purposes (see Notes 2, 5 and 11).
(g) Pension Plan and Seniority Premiums
There are no differences between Mexican FRS and U.S. GAAP in respect to the components of net periodic pension and seniority premium plan cost (see Note 10).
Plan Assets or Liability at December 31
The pension and seniority premium plan liability and the severance indemnities as of December 31, 2009 and 2010, under ASC 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158), is as follows:

	2009		2010
Projected benefit obligation	Ps.	1,427,478	Ps.	1,635,196
Plan assets (see Note 10)		(1,749,629)		(1,783,737)

Funded status		(322,151)		(148,541)

Prepaid pension asset		(322,151)		(148,541)
Severance indemnities — projected benefit obligation		557,251		574,930

Balance sheet liability	Ps.	235,100	Ps.	426,389

Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	1,372,154	Ps.	1,427,478
Service cost		87,417		89,983
Interest cost		107,207		108,799
Actuarial gain		(105,091)		68,056
Acquisition		2,933		—
Benefits paid		(37,142)		(59,120)

Projected benefit obligation at end of year	Ps.	1,427,478	Ps.	1,635,196

Pension and Seniority Premiums Plan Assets
As of December 31, 2010, the pension plan and seniority premiums obligations were overfunded, and the assets of the pension plan and seniority premiums (collectively referred as the “Plan Assets”) are held in separate trusts.
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
As of December 31, 2010, the Group has undertaken a more conservative approach of investing its Plan Assets by mainly investing in fixed rate instruments. The Group’s target allocation in the foreseeable future is approximately 20% in equity securities and 80% in fixed rate instruments.
The Group’s pension and seniority premiums plans actual asset allocation as of December 31, 2009 and 2010, and the expected weighted average long-term rate of return by asset category were as follows:

	Percentage of Plan
	Assets as of December 31,
	2009	2010
Equity securities	46.0%	17.1%
Fixed rate instruments	54.0%	82.9%

Total	100.0%	100.0%

The weighted average expected long-term rate of return of Plan Assets of 20.4%, 14.2% and 8.6% were used in determining net periodic pension cost in 2008, 2009 and 2010, respectively. This rate reflects an estimate of long-term future returns for the Plan Assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the Plan Assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.
The following table summarizes the Group’s Plan Assets measured at fair value on a recurring basis as of December 31, 2009 and 2010:

			Quoted Prices in		Internal		Internal Models
	Balance		Active Markets		Models with		with Significant
	as of		for Identical		Significant		Unobservable
	December 31,		Assets		Observable Inputs		Inputs
	2009		(Level 1)		(Level 2)		(Level 3)
Common stocks (1)	Ps.	779,920	Ps.	779,920	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		497,736		497,736		—		—
Money market securities (3)		446,973		446,973		—		—
Other equity securities		25,000		—		25,000		—

Total investment assets	Ps.	1,749,629	Ps.	1,724,629	Ps.	25,000	Ps.	—

			Quoted Prices in		Internal		Internal Models
	Balance		Active Markets		Models with		with Significant
	as of		for Identical		Significant		Unobservable
	December 31,		Assets		Observable Inputs		Inputs
	2010		(Level 1)		(Level 2)		(Level 3)

Common stocks (1)	Ps.	284,623	Ps.	284,623	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		718,017		718,017		—		—
Money market securities (3)		756,097		756,097		—		—
Other equity securities		25,000		—		25,000		—

Total investment assets	Ps.	1,783,737	Ps.	1,758,737	Ps.	25,000	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Group’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.
The Group does not expect to make significant contributions to its Plan Assets in 2011.

The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31, related to pension and post-retirement plans (net of income tax):

	2009		2010
Accumulated other comprehensive (loss) income as of beginning of year (net of income tax)	Ps.	(61,552)	Ps.	78,323
Net gain (loss)		128,823		(109,875)
Amortization of net gain		24,156		48,904
Amortization of prior service cost		(13,104)		(14,724)

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	78,323	Ps.	2,628

The amounts recognized in accumulated other comprehensive income as of December 31, are as follows:

	2009		2010
Prior service costs, net of income tax	Ps.	(122,950)	Ps.	(99,115)
Net actuarial gains, net of income tax		201,273		101,743

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	78,323	Ps.	2,628

(h) Production and Film Costs
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
Under U.S. GAAP, the Group follows the provisions of the ASC 926, “Entertainment-Films” (formerly SoP 00-2). Pursuant to ASC 926, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican FRS allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization and subsequent write-offs. The 2010 U.S. GAAP net income adjustment is mainly to remove the amortization of artist exclusivity and literary works capitalized under Mexican FRS that do not meet the capitalization criteria under U.S. GAAP.
(i) Deferred Income Taxes and Employees’ Profit Sharing
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

The components of the net deferred tax liability applying ASC 740 consist of the following:

	December 31,		December 31,
	2009		2010
Net deferred income tax liability recorded under Mexican FRS on Mexican FRS balances (see Note 19)	Ps.	(1,898,612)	Ps.	(864,890)
Reclassification of income tax payable related to subsidiaries		161,686		49,911

Net deferred income tax amount under ASC 740 applied to Mexican FRS balances		(1,736,926)		(814,979)

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		189,380		170,612
Purchase accounting adjustments		(67,688)		(46,923)
Pension plan and seniority premiums		(33,567)		(1,126)
Production and film costs		501,028		449,344
Deferred debt refinancing costs		143,683		134,211

		732,836		706,118

Net deferred income tax liability under U.S. GAAP		(1,004,090)		(108,861)
Less:
Deferred income tax amount under ASC 740 applied to Mexican FRS balances		(1,736,926)		(814,979)

Net deferred income tax liability adjustment required under U.S. GAAP	Ps.	732,836	Ps.	706,118

The components of net deferred employees’ profit sharing (“EPS”) liability applying ASC 740 consist of the following:

	December 31,		December 31,
	2009		2010
Deferred EPS liability:
Current:
Inventories	Ps.	2,047	Ps.	2,879
Noncurrent:
Property, plant and equipment		(91,175)		(106,051)
Deferred costs		(56,294)		(58,648)
Pension plan and seniority premiums		39,915		35,646
Other		(16,350)		(27,082)

Total deferred EPS liability	Ps.	(121,857)	Ps.	(153,256)

The provisions (benefits) for income taxes from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31, are as follows:

	2008		2009		2010
Current:
Mexican	Ps.	2,917,021	Ps.	3,489,807	Ps.	3,389,900
Foreign		169,448		246,917		577,107

		3,086,469		3,736,724		3,967,007

Deferred:
Mexican		428,161		(158,833)		(648,862)
Foreign		—		—		—

		428,161		(158,833)		(648,862)

	Ps.	3,514,630	Ps.	3,577,891	Ps.	3,318,145

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
The Group classifies income tax related interest and penalties as income taxes in the consolidated financial statements.
The following tax years remain open to examination and adjustment by the Group’s six major tax jurisdictions:

Mexico	2005 and all following years
United States of America	2007 and all following years for federal tax examinations, and 2005 and all following years for state tax examinations
Argentina	2004 and all following years
Chile	2008 and all following years
Colombia	2008 and all following years, and 2005 and all following years for companies having a tax loss
Switzerland	2009 and all following years
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
(j) Maintenance Reserve
Under Mexican FRS, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred. As of December 31, 2008, the related accrual was completely utilized for Mexican FRS purposes; therefore, no U.S. GAAP equity adjustment was recorded as of December 31, 2009 and 2010.
(k) Non-controlling Interest on U.S. GAAP Adjustments
This adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries. For the years ended December 31, 2009 and 2010, no U.S. GAAP adjustments had an effect on the non-controlling interest.
As of January 1, 2009, the Group adopted ASC 810 “Consolidation” (formerly SFAS No. 160) which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as stockholders’ equity in the consolidated financial statements. The presentation and disclosure requirements have been applied retrospectively for all periods presented.

Additional Disclosure Requirements
Presentation in the Financial Statements — Operating Income
Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily impairment charges, certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Note 17). The differences relate primarily to the Television Broadcasting and Sky segments. Operating income of the Television Broadcasting segment under U.S. GAAP would have been Ps.12,680,515, Ps.13,017,192 and Ps.12,859,149 and operating income of the Sky segment under U.S. GAAP would have been Ps.4,242,453, Ps.4,322,579 and Ps.5,022,427 for the years ended December 31, 2008, 2009 and 2010, respectively.
To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2008, 2009 and 2010, under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (k) above:

	Year Ended December 31,
	2008		2009		2010
Net sales	Ps.	47,972,278	Ps.	52,352,501	Ps.	57,856,828
Cost of providing services (exclusive of depreciation and amortization)		21,708,070		23,789,707		26,122,497
Selling, administrative and other expenses		7,345,226		10,406,786		10,546,552
Depreciation and amortization		4,427,287		5,147,715		6,656,647

Income from operations		14,491,695		13,008,293		14,531,132
Integral result of financing, net		(740,584)		(2,877,581)		(2,926,404)
Other (expense) income, net		(137,181)		(276,300)		547,917

Income before income taxes, non-controlling interest and equity in earnings or losses of affiliates		13,613,930		9,854,412		12,152,645
Income tax and assets tax — current and deferred		(3,514,630)		(3,577,891)		(3,318,145)

Income before non-controlling interest and equity in earnings or losses of affiliates		10,099,300		6,276,521		8,834,500
Equity in losses of affiliates		(1,049,934)		(715,327)		(211,930)

Consolidated net income		9,049,366		5,561,194		8,622,570

Less: Net income attributable to the non-controlling interest under U.S. GAAP		919,540		575,554		832,538

Net income attributable to the controlling interest	Ps.	8,129,826	Ps.	4,985,640	Ps.	7,790,032

Weighted average common shares outstanding (in millions)		329,580		329,304		326,850

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

Earnings per CPO and per share under U.S. GAAP are presented in constant Pesos for the years ended December 31, 2008, 2009 and 2010, as follows:

	2008				2009				2010
			Series “A”				Series “A”				Series “A”
			and “B”				and “B”				and “B”
	CPO		Shares		CPO		Shares		CPO		Shares
Basic EPS
Income from continuing operations available to common shareholders		6,824,748		1,305,066		4,189,029		796,603		6,533,370		1,256,650
Net income available to common shareholders		6,824,748		1,305,066		4,189,029		796,603		6,533,370		1,256,650
Weighted average number of common shares outstanding		2,364,642		52,916,036		2,362,289		52,916,036		2,341,308		52,916,036
Basic earnings per CPO/share (net income attributable to the controlling interest)	Ps.	2.89	Ps.	0.02	Ps.	1.77	Ps.	0.02	Ps.	2.79	Ps.	0.02

Diluted EPS
Dilutive potential shares		41,675		—		53,613		—		51,384		—
Total diluted weighted average common shares outstanding		2,406,317		52,916,036		2,415,902		52,916,036		2,392,692		52,916,036
Diluted earnings per CPO/share (net income attributable to the controlling interest)	Ps.	2.84	Ps.	0.02	Ps.	1.73	Ps.	0.02	Ps.	2.73	Ps.	0.02

Presentation in the Financial Statements — Consolidated Balance Sheets
To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheet as of December 31, 2009 and 2010, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (k) above:

	December 31,		December 31,
	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	Ps.	29,941,488	Ps.	20,942,531
Temporary investments		8,902,346		10,446,840
Trade notes and accounts receivable, net		18,399,183		17,701,125
Other accounts and notes receivable, net		3,530,546		4,180,233
Due from affiliated companies		135,723		196,310
Transmission rights and programming		4,372,988		4,004,415
Inventories		1,665,102		1,254,536
Current deferred taxes		2,342,143		3,050,217
Other current assets		1,435,081		1,117,740

Total current assets		70,724,600		62,893,947
Non-current assets:
Derivative financial instruments		1,538,678		189,400
Transmission rights and programming		4,245,366		4,129,791
Investments		6,693,133		21,809,950
Property, plant and equipment, net		32,458,369		38,089,194
Goodwill, net		3,747,256		3,502,661
Intangible assets, net		7,888,112		7,493,946
Deferred taxes		3,932,193		4,505,635
Other assets		115,882		110,033

Total assets	Ps.	131,343,589	Ps.	142,724,557

	December 31,		December 31,
	2009		2010
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	1,433,015	Ps.	1,469,142
Current portion of capital lease obligations		235,271		280,137
Trade accounts payable		6,432,906		7,472,253
Customer deposits and advances		19,858,290		18,587,871
Taxes payable		807,744		1,260,794
Current deferred taxes		1,741,122		1,656,290
Accrued interest		464,621		750,743
Employee benefits		200,215		199,638
Other accrued liabilities		2,577,835		2,982,309
Due from affiliated companies		34,202		48,753

Total current liabilities		33,785,221		34,707,930
Non-current liabilities:
Long-term debt		41,983,195		46,495,660
Derivative financial instruments		523,628		177,857
Capital lease obligations		1,166,462		349,674
Customer deposits and advances		1,054,832		495,508
Other long-term liabilities		3,240,097		2,797,405
Deferred taxes		5,659,161		6,161,679
Pension and seniority premiums		235,100		426,389

Total liabilities		87,647,696		91,612,102

Commitments and contingencies
Controlling interest		37,357,031		44,282,667
Non-controlling interest		6,338,862		6,829,788

Total stockholders’ equity		43,695,893		51,112 455

Total liabilities and stockholders’ equity	Ps.	131,343,589	Ps.	142,724,557

Cash flow information
Effective January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” requires a statement of cash flows as a part of a full set of financial statements in place of a statement of changes in financial position. Under NIF B-2, restatement of financial statements for years provided before 2008 is not required. Under U.S. GAAP, ASC 230 “Statement of Cash Flows” (formerly SFAS 95), a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
The statement of cash flows prepared in accordance with Mexican FRS for the years ending December 31, 2008, 2009, and 2010 present substantially the same information as that required under U.S. GAAP as interpreted by ASC 230 “Statement of Cash Flows”, except for the following differences: (i) interest paid under Mexican FRS is presented under financing activities, while for U.S. GAAP purposes is presented under operating activities and (ii) the recognition in operating activities of the U.S. GAAP adjustments.

The following table set forth the condensed statements of cash flows prepared in accordance with U.S. GAAP:

	2008		2009		2010
Net cash provided by operating activities	Ps.	19,850,608	Ps.	12,327,732	Ps.	13,861,832
Net cash used in investing activities		(12,884,490)		(11,052,228)		(27,273,868)
Net cash provided by (used in) financing activities		521,664		(4,833,040)		4,438,540
Interest paid		(2,407,185)		(2,807,843)		(3,003,076)
Supplemental disclosures about non-cash activities:

	2008		2009		2010
Note receivable related to customer deposits	Ps.	14,383,384	Ps.	14,515,450	Ps.	13,313,673
Derivative Financial Instruments
The Group is primarily exposed to foreign exchange risk and interest-rate risk. Accordingly, the Group enters into certain derivative instruments in order to manage its exposure to these risks. As a matter of policy, the Group uses derivatives for risk management purposes, and does not use derivatives for speculative purposes (see Note 9).
Fair Value Measurements
Assets and Liabilities Measured at Fair Value on a Recurring Basis
All fair value adjustments as of December 31, 2009 and 2010 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for sale investments and derivative financial instruments. Fair values as of December 31, 2009 and 2010, were calculated as follows:

			Quoted Prices in		Internal Models		Internal Models
			Active Markets for		with Significant		with Significant
	Balance		Identical		Observable		Unobservable
	as of December 31,		Assets		Inputs		Inputs
	2009		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	8,902,346	Ps.	5,394,502	Ps.	3,507,844	Ps.	—
Available-for-sale investments:
Open ended fund		2,826,457		—		2,826,457		—
Derivative financial instruments		1,545,396		—		1,545,396		—

Total	Ps.	13,274,199	Ps.	5,394,502	Ps.	7,879,697	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

Total	Ps.	523,628	Ps.	—	Ps.	523,628	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
			Active Markets for		with Significant		with Significant
	Balance		Identical		Observable		Unobservable
	as of December 31,		Assets		Inputs		Inputs
	2010		(Level 1)		(Level 2)		(Level 3)
Assets:
Temporary investments	Ps.	10,446,840	Ps.	3,238,333	Ps.	7,208,507	Ps.	—
Available-for-sale investments:
Open ended fund		2,922,625		—		2,922,625		—
Convertible Debentures due 2025		13,904,222		—		—		13,904,222
Derivative financial instruments		189,400		—		189,400		—

Total	Ps.	27,463,087	Ps.	3,238,333	Ps.	10,320,532	Ps.	13,904,222

Liabilities:
Derivative financial instruments	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

Total	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2010.

	Convertible Debentures
	due 2025
Balance at beginning of year	Ps.	—
Total gain or losses (realized/unrealized)		—
Included in earnings		—
Included in other comprehensive income		—
Purchase, issuance and settlements		13,904,222

Balance at end of year	Ps.	13,904,222

Temporary Investments. Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock and other financial instruments denominated principally in U.S. dollars and Mexican Pesos (see Note 1(d)).
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
Available-for-sale Investments. Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result (see Note 1(g)).
Available-for-sale investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3 depending on the observability of the significant inputs.
Open ended fund
In the second half of 2009, the Group invested U.S.$180 million in an open ended fund (the “Fund”) that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Pursuant to the offering circular of the Fund, a shareholder may not redeem any shares until at least 180 days after their issuance. Subsequent to this, shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date (see Notes 5 and 9).
The Group determined the fair value of the Fund using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the funds liabilities and dividing the result by the total number of issued shares.
Convertible Debentures due 2025
As described in Note 23 (f), on December 20, 2010, the Company made a cash investment in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the option of the Company into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 2, 5 and 9).
The Group determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital, among others. The Group’s estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates use to manage the underlying business. Since the described methodology is an internal models with significant unobservable inputs, the Convertible Debentures are classified in Level 3.

Derivative Financial Instruments. Derivative Financial Instruments include swaps, forwards and options (see Notes 1(p) and 9).
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
The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.971 of goodwill as of December 31, 2010. Related impairments are discussed in Note 23 (e) to these consolidated financial statements.
ASC 810 “Consolidation” (formerly FIN 46(R)-8)
On December 31, 2008, the Group adopted for U.S. GAAP purposes, ASC 810 which requires additional disclosures about its involvement with consolidated VIEs (see Note 1(b)).
The table below presents the assets and liabilities of VIEs which have been consolidated on the Group’s balance sheet as of December 31, 2009 and 2010, and the Group’s maximum exposure to loss resulting from its involvement with consolidated VIEs as of December 31, 2009 and 2010.

(In thousands of Mexican Pesos)	Sky		TuTv (1)
As of December 31, 2009
Current assets	Ps.	5,681,802	Ps.	96,897
Non-current assets		4,275,419		1,072

Total Assets	Ps.	9,957,221	Ps.	97,969

Current liabilities	Ps.	1,908,001	Ps.	44,812
Non-current liabilities		5,027,248		—

Total Liabilities	Ps.	6,935,249	Ps.	44,812

Maximum loss exposure	Ps.	5,844,889	Ps.	48,985

	Sky
As of December 31, 2010
Current assets	Ps.	4,637,870
Non-current assets		7,369,503

Total Assets	Ps.	12,007,373

Current liabilities	Ps.	3,945,096
Non-current liabilities		3,714,652

Total Liabilities	Ps.	7,659,748

Maximum loss exposure	Ps.	7,048,328

(1)
On December 20, 2010, the Company, Univision and other related parties completed certain transactions. In addition to these transactions, the Company sold its 50% interest in TuTv and as a result the Company had no interest in TuTv as of December 31, 2010 (see Notes 2 and 17).

The Group’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Group’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.
The Group did not provide any additional financial support to these VIEs during 2009 and 2010. Further, the Group does not have any contractual commitments or obligations to provide additional financial support to Sky.
Recently issued accounting standards
Accounting for Revenue Arrangements with Multiple Deliverables (ASU 2009-13)
In September 2009, the FASB issued ASU 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Group will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective for fiscal years beginning on or after June 15, 2010. The Group does not expect the adoption of this Update to materially impact its consolidated financial statements.
Software Revenue Recognition (ASU 2009-14)
In September 2009, the FASB issued ASU 2009-14 “Software: Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB Emerging Issues Task Force”, which provides for a new methodology for recognizing revenue for tangible products that are bundled with software products. Under the new guidance, tangible products that are bundled together with software components that are essential to the functionality of the tangible product will no longer be accounted for under the software revenue recognition accounting guidance. This guidance will be effective for fiscal years beginning on or after June 15, 2010. The Group does not expect the adoption of this Update to materially impact its consolidated financial statements.
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
Compensation — Stock Compensation (Topic 718): Effects of Denominating the Exercise Price of a Share-Based Payment Awards in the Currency of the Market in Which the Underlying Equity Security Trades (ASU 2010-13)
In April 2010, the FASB issued ASU 2010-13 “Compensation — Stock Compensation (Topic 718): Effects of Denominating the Exercise Price of a Share-Based Payment Awards in the Currency of the Market in Which the Underlying Equity Security Trades”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not expect the adoption of this Update will materially impact its consolidated financial statements.

Entertainment — Casinos (Topic 924): Accruals for Casino Jackpot Liabilities (ASU 2010-16)
In April 2010, the FASB issued ASU 2010-16 “Entertainment — Casinos (Topic 924): Accruals for Casino Jackpot Liabilities”. This ASU clarifies that an entity should not accrue a casino jackpot liability (or portions thereof) before the jackpot is won if the entity can avoid paying that jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. ASU 2010-16 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not expect the adoption of this Update will materially impact its consolidated financial statements.
Defined Contribution Pension Plans (Topic 962) (ASU 2010-25)
In September 2010, the FASB issued ASU 2010-25 “Defined Contribution Pension Plans (Topic 962)”. ASU 2010-25 clarifies how loans to participants should be classified and measured by defined contribution pension benefits. The amendments in ASU 2010-25 affect any defined contribution pension plan that allows participant loans. The amendments in ASU 2010-25 require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect the adoption of this Update will materially impact its consolidated financial statements.
Intangible — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28)
In December 2010, the FASB issued ASU 2010-28 “Intangible — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” which provides additional guidance on when to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under this guidance, an entity is required to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance will be effective for fiscal years beginning after December 15, 2010. The Group is currently evaluating the impact this Update will have on its consolidated financial statements.
Business Combination (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations (ASU 2010-29)
In December 2010, the FASB issued ASU 2010-29 “Business Combination (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations,” which updates existing disclosure requirements related to supplementary pro forma information for business combinations. Under the updated guidance, a public entity that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance will be effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group is currently evaluating the impact this Update will have on its consolidated financial statements.
Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards(IFRS) (Topic 820)—Fair Value Measurement (ASU 2011-04)
In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards(IFRS) (Topic 820)—Fair Value Measurement”, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This Update changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This guidance will be effective prospectively for the year ending December 31, 2012. The Group does not expect the adoption of this Update will materially impact its consolidated financial statements.

Consolidated valuation and qualifying accounts

	Balance at						Balance at
	Beginning						End
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventories:
Year ended December 31, 2008	Ps.	19,381	Ps.	35,678	Ps.	(9,519)	Ps.	45,540
Year ended December 31, 2009		45,540		45,198		(9,438)		81,300
Year ended December 31, 2010		81,300		19,257		(12,269)		88,288
Allowances for doubtful accounts(1):
Year ended December 31, 2008	Ps.	1,102,866	Ps.	637,476	Ps.	(427,242)	Ps.	1,313,100
Year ended December 31, 2009		1,313,100		1,047,445		(397,811)		1,962,734
Year ended December 31, 2010		1,962,734		676,835		(596,969)		2,042,600
Valuation allowances deferred income tax:
Year ended December 31, 2008	Ps.	3,832,186	Ps.	140,618	Ps.	(585,943)	Ps.	3,386,861
Year ended December 31, 2009		3,386,861		439,761		—		3,826,622
Year ended December 31, 2010		3,826,622		1,010,957		—		4,837,579

(1)	Includes allowances for trade and non-trade doubtful accounts.
24. Subsequent Events
On April 7, 2011, the Company and Grupo Iusacell, S.A. de C.V. (“Iusacell”) announced that they reached an agreement under which the Company will make an investment of U.S.$37.5 million in equity representing 1.093875% of the outstanding shares and U.S.$1,565 million in mandatory convertible debt of Iusacell as described in the following sentences. Upon conversion of the debt, which is subject to regulatory approval and other customary closing conditions, the equity participation of the Company in Iusacell would be 50%. The convertible debt of Iusacell was divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures are the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365 million, issued against the payment we made in cash on April 7, 2011. The Series 2 Debentures are the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200 million, payable in cash by us no later than October 31, 2011 (in a single up-front installment or in multiple installments). As of June 17, 2011, U.S.$600 million of the amount payable in respect of the Series 2 Debentures had been paid, and U.S.$600 million remains to be paid no later than October 31, 2011. In addition, the Company agreed to make an additional payment of U.S.$400 million to Iusacell if cumulative earnings before interest, taxes, depreciation and amortization, or EBITDA, of Iusacell reaches U.S.$3,742 million at any time from January 1, 2011 and up to December 31, 2015. Under the terms of this transaction, the Company and Iusacell would have equal corporate governance rights. Iusacell is a provider of telecommunication services, primarily engaged in providing mobile services throughout Mexico.
On April 29, 2011, the Company’s stockholders approved (i) the payment of a dividend for an aggregate amount of up to Ps.1,036,664, which consisted of Ps.0.35 per CPO and Ps.0.00299145299 per share, not in the form of a CPO, which was paid in cash in May 2011; (ii) the merger of Cablemás into the Company on April 29, 2011, for which regulatory approvals were obtained on February 24, 2011 and June 17, 2011; (iii) an increase in the capital stock of the Company, which consisted of 2,901.6 million shares in the form of 24.8 million CPOs, in connection with the merger of Cablemás into the Company, by which the Company increased its interest in the Cablemás business from 90.8% to 100%; and (iv) an additional issuance of 17,550 million shares of the capital stock of the Company in the form of 150 million CPOs, subject to the preemptive rights of existing stockholders, which are expected to be paid in cash by the special purpose trust of the Company’s Retention Plan in the second half of 2011.