Form 20-F
period 2011-12-31
GRUPO TELEVISA, S.A.B.
filed 2012-04-30
CIK 912892

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Joaquín Balcárcel Santa Cruz

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 Mexico, D.F.

Telephone: (011-52) (55) 5261-2433

Facsimile: (011-52) (55) 5261-2465

E-mail: jbalcarcel@televisa.com.mx

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
Ordinary Participation Certificates

(Certificados de Participación Ordinarios) (“CPOs”)

New York Stock Exchange (for listing purposes only) New York Stock Exchange
CPOs, each representing twenty-five A Shares, twenty-two B Shares, thirty-five L Shares and thirty-five D Shares	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:

112,609,536,590 A Shares

52,190,863,647 B Shares

83,030,861,216 L Shares

83,030,861,216 D Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards   Board  ☐  Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

We publish our financial statements in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), or Mexican FRS, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2011 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011 has been derived from our audited consolidated year-end financial statements, including the consolidated balance sheets as of December 31, 2010 and 2011, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2009, 2010 and 2011, and the accompanying notes appearing elsewhere in this annual report. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our consolidated financial statements in accordance with Mexican FRS. Accordingly, our financial information through December 31, 2007 is stated in Mexican Pesos in purchasing power as of December 31, 2007. The financial information as of and for the years ended December 31, 2008, 2009, 2010 and 2011 is not directly comparable to prior periods due to the recognition of inflation effects in financial information in prior periods. Our financial information for the years ended December 31, 2008, 2009, 2010 and 2011 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for nonmonetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods. This data should also be read together with “Operating and Financial Review and Prospects”.

In the first quarter of 2009, the Mexican Bank and Securities Commission, or Comisión Nacional Bancaria y de Valores, or CNBV, issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, to report comparative financial information for periods beginning no later than January 1, 2012. We have already completed a plan to comply with these regulations and started reporting our consolidated financial statements in accordance with IFRS in the first quarter of 2012. Beginning on January 1, 2012, we discontinued using Mexican FRS and adopted IFRS as issued by the IASB for financial reporting purposes. Accordingly, our consolidated financial statements as of December 31, 2012, and for the year ending on that date, will be presented on a comparative basis in accordance with IFRS. Mexican FRS differs in certain respects from IFRS. Information relating to the nature and effect of certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in our consolidated stockholders’ equity as of January 1, 2011, the transition date, and December 31, 2011, is presented in Note 23 to our consolidated year-end financial statements.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2011, which was Ps.13.9785 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

Our consolidated year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 24 to our consolidated year-end financial statements provides a description of the relevant differences between Mexican FRS, the accounting and reporting standards used in Mexico as of December 31, 2011, and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2009, 2010 and 2011 and stockholders’ equity at December 31, 2010 and 2011. Any reconciliation to U.S. GAAP may reveal certain differences between our stockholders’ equity and net income as reported under Mexican FRS and U.S. GAAP.

	Year Ended December 31,
	2007		2008		2009		2010		2011		2011
	(Millions of Pesos or millions of U.S. Dollars)(1)
(Mexican FRS)
Income Statement Data:
Net sales	Ps	. 41,562	Ps	. 47,972	Ps	. 52,353	Ps	. 57,857	Ps	. 62,582	U.S.$	4,477
Operating income		14,481		15,128		15,157		15,583		16,822		1,203
Integral cost of financing, net(2)		410		831		2,973		3,029		4,143		296
Consolidated net income		9,018		8,731		6,583		8,516		8,180		585
Controlling interest net income		8,082		7,804		6,007		7,683		6,890		493
Controlling interest net income per CPO(3)		2.84		2.77		2.14		2.75		2.45		—
Weighted-average number of shares outstanding (in millions)(3)(4)		333,653		329,580		329,304		326,850		329,463		—
Cash dividend per CPO(3)		1.50		0.75		3.10		—		0.35		—
Shares outstanding (in millions, at year end)(4)		329,960		328,393		327,231		325,023		330,862		—

(U.S. GAAP)(5)
Income Statement Data:
Net sales	Ps	. 41,562	Ps	. 47,972	Ps	. 52,353	Ps	. 57,857	Ps	. 62,582	U.S.$	4,477
Operating income		14,322		14,492		13,008		14,531		16,400		1,173
Consolidated net income		9,167		9,049		5,561		8,623		6,911		494
Net income attributable to the non-controlling interest		934		919		575		833		1,291		92
Net income attributable to the controlling interest		8,233		8,130		4,986		7,790		5,621		402
Net income attributable to the controlling interest per CPO(3)		2.86		2.89		1.77		2.79		2.00		—
Weighted-average number of shares outstanding (in millions)(3)(4)		333,653		329,580		329,304		326,850		329,463		—
Shares outstanding (in millions, at year end)(4)		329,960		328,393		327,231		325,023		330,862		—

(Mexican FRS)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps	. 25,480	Ps	. 33,583	Ps	. 29,941	Ps	. 20,943	Ps	. 16,276	U.S.$	1,164
Temporary investments		1,825		8,321		8,902		10,447		5,423		388
Total assets		98,703		122,852		126,568		136,471		155,061		11,093
Current portion of long-term debt and other notes payable(6)		489		2,270		1,433		1,469		1,170		84
Long-term debt, net of current portion(7)		25,307		36,631		41,983		46,496		55,657		3,982
Customer deposits and advances		19,810		18,688		20,913		19,083		21,386		1,530
Capital stock issued		10,268		10,061		10,020		10,020		10,239		732
Total stockholders’ equity (including non-controlling interest)		40,650		47,252		44,472		51,858		58,856		4,210

(U.S. GAAP)(5)
Balance Sheet Data (end of year):
Cash and cash equivalents	Ps	. 25,480	Ps	. 33,583	Ps	. 29,941	Ps	. 20,943	Ps	. 16,276	U.S.$	1,164
Temporary investments		1,825		8,321		8,902		10,447		5,423		388
Total assets		103,728		127,966		131,344		136,563		155,285		11,109
Current portion of long-term debt and other notes payable(6)		489		2,270		1,433		1,469		1,170		84
Long-term debt, net of current portion(7)		25,307		36,631		41,983		46,496		55,657		3,982
Customer deposits and advances		19,810		18,688		20,913		19,083		21,386		1,530
Controlling interest stockholders’ equity		36,580		41,539		37,357		44,283		50,111		3,585
Total stockholders’ equity (including non-controlling interest)		40,235		46,808		43,696		51,112		57,344		4,102

	Year Ended December 31,
	2007		2008		2009		2010		2011		2011
	(Millions of Pesos or millions of U.S. Dollars)(1)
(Mexican FRS)
Cash Flow Data(15):
Net cash provided by operating activities	Ps.	—	Ps.	22,258	Ps.	15,136	Ps.	16,865	Ps.	22,855	U.S.$	1,635
Net cash used in investing activities		—		(12,884)		(11,052)		(27,274)		(25,093)		(1,795)
Net cash (used in) provided by financing activities		—		(1,886)		(7,641)		1,435		(2,543)		(182)
Increase (decrease) in cash and cash equivalents		—		7,620		(3,663)		(9,018)		(4,676)		(335)

(U.S. GAAP)(5)
Cash Flow Data:
Net cash provided by operating activities		12,107		19,851		12,328		13,862		18,778		1,343
Net cash (used in) provided by financing activities		(1,395)		522		(4,833)		4,439		3,446		247
Net cash used in investing activities		(294)		(12,884)		(11,052)		(27,274)		(25,093)		(1,795)
Increase (decrease) in cash and cash equivalents		10,418		7,488		(3,558)		(8,973)		(2,869)		(205)

(Mexican FRS)
Other Financial Information:
Capital expenditures(8)	Ps.	3,878	Ps.	6,627	Ps.	6,531	Ps.	12,494	Ps.	11,057	U.S.$	791

Other Data (unaudited):
Average prime time audience share (TV broadcasting)(9)		69.0%		71.2%		69.8%		68.0%		66.9%		—
Average prime time rating (TV broadcasting)(9)		33.4		35.2		34.8		32.8		32.5		—
Magazine circulation (millions of copies)(10)		165		174		153		138		132		—
Number of employees (at year end)		17,800		22,500		24,300		24,700		26,300		—
Number of Sky subscribers (in thousands at year end)(11)		1,585		1,760		1,960		3,044		4,008		—
Number of Cablevisión RGUs (in thousands at year end)(12)		695		844		1,016		1,159		1,387		—
Number of Cablemás RGUs (in thousands at year end)(12)(13)		—		1,170		1,348		1,562		1,818		—
Number of TVI RGUs (in thousands at year end)(12)(14)		—		—		425		555		694		—

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, average audience share, average rating, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs. Amounts in Mexican Pesos for the year ended December 31, 2007 are stated in Mexican Pesos in purchasing power as of December 31, 2007, in accordance with Mexican FRS. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and through December 31, 2007, gain or loss from monetary position. See Note 18 to our consolidated year-end financial statements.

(3)	For further analysis of net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 20 (for the calculation under Mexican FRS) and Note 24 (for the calculation under U.S. GAAP) to our consolidated year-end financial statements. In April and December 2009, our stockholders approved the payment of a dividend of Ps.1.75 and Ps.1.35 per CPO, respectively. No dividend payment was approved by our stockholders during 2010. In April 2011, our stockholders approved the payment of a dividend of Ps.0.35 per CPO.

(4)

As of December 31, 2007, 2008, 2009, 2010 and 2011 we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing 5 CPOs. The number of CPOs and shares issued and outstanding for financial reporting purposes under Mexican FRS and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican FRS and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our Stock Purchase Plan and our Long-Term Retention Plan are not considered outstanding for financial reporting purposes. As of December 31, 2011, for legal purposes, there were approximately 2,573.9 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 12 to our consolidated year-end financial statements.

(5)	See Note 24 to our consolidated year-end financial statements.

(6)	See Note 8 to our consolidated year-end financial statements.

(7)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 8 to our consolidated year-end financial statements.

(8)	Capital expenditures are those investments made by us in property, plant and equipment, which U.S. Dollar equivalent amounts set forth in “Information on the Company — Capital Expenditures” are translated into Mexican Pesos at the year-end exchange rate for convenience purposes only. The aggregate amount of capital expenditures in Mexican Pesos does not indicate the actual amounts accounted for in our consolidated financial statements.

(9)	“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. The Mexican subsidiary of IBOPE is referred to as IBOPE AGB Mexico in this annual report. For further information regarding audience share and ratings information and IBOPE AGB Mexico, see “Information on the Company — Business Overview — Television — Television Broadcasting”.

(10)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(11)	Sky commenced operations in Mexico in 1996, and in Central America and the Dominican Republic in 2007. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Ventures”.

(12)	An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, and Televisión Internacional, S.A. de C.V., or TVI, (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás and TVI given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

(13)	Beginning June 2008, we started to consolidate Cablemás, a significant cable operator in Mexico, operating in 50 cities.

(14)	Beginning October 2009, we started to consolidate TVI, a leading provider of triple-play services in northern Mexico.

(15)	Through December 31, 2007, under Mexican FRS, the changes in financial position for operating, financing and investing activities, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS NIF B-2, “Statement of Cash Flows” became effective on a prospective basis. Therefore, we have included the statement of cash flows for the years ended December 31, 2008, 2009, 2010 and 2011. Due to the adoption of Mexican FRS NIF B-2, “Statement of Cash Flows”, the 2008, 2009, 2010 and 2011 information is not directly comparable to 2007 and prior years. The criteria for determining net cash provided by, or used in, operating, investing and financing activities under the new Mexican FRS NIF B-2, “Statement of Cash Flows” is different from that used in prior years.

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

The amounts in this section are presented in nominal historical figures and therefore have not been restated in constant currency units due to a change in Mexican FRS whereby beginning on January 1, 2008 we discontinued recognizing the effects of inflation on our results. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual regular dividend of Ps.0.35 per CPO. On April 27, 2007, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4,401 million, which includes the payment of an extraordinary dividend of Ps.1.10 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.45 per CPO, equivalent to Ps.0.01239316239 per share. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. In addition to the dividend payment approved by our stockholders on April 30, 2009, and based on a proposal by our Board of Directors, on December 10, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.4.0 billion, which includes the payment of an extraordinary dividend of Ps.1.0 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO, equivalent to Ps.0.011538461538 per share. The dividend payment approved on December 10, 2009 would have generally been paid in April 2010. We did not make a payment of any additional dividends during 2010. On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders for up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. This dividend will be paid in May 2012. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2007	11.2676	10.6639	10.9274	10.9157
2008	13.9183	9.9180	11.1455	13.8325
2009	15.3650	12.5969	13.4983	13.0659
2010	13.1819	12.1575	12.6287	12.3496
2011	14.2443	11.5023	12.4301	13.9476
November	14.2443	13.3852	13.6993	13.6100
December	13.9904	13.4786	13.7689	13.9476
2012 (through April 23, 2012)	13.9342	12.6299	13.0071	13.2087
January	13.9342	12.9325	13.4178	13.0077
February	12.8900	12.6472	12.7831	12.7891
March	12.9777	12.6299	12.7567	12.8093
April (through April 23, 2012)	13.2288	12.7317	13.0572	13.2087

(1)	Annual average rates reflect the average of the daily exchange rate during the relevant period.

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

On April  23, 2012 the FIX Rate was Ps.13.2087 per U.S.$1.00.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, decreased by 6.2% in 2009, increased by 5.5% in 2010, and increased by 3.9% in 2011. Mexican GDP growth surpassed Mexican government forecasts in 2011 and, according to Mexican government forecasts, Mexican GDP is expected to increase by approximately 3.5% in 2012. We cannot assure you that these estimates and forecasts will prove to be accurate.

Mexico was adversely affected by the global economic crisis that started in the summer of 2007. The country’s main economic indicators were negatively affected, including a rise in unemployment, decline of interest rates, higher inflation and a depreciation of the Peso against the U.S. Dollar. This global economic downturn and/or any future economic downturn, including downturns in the United States, Europe and Asia, could affect our financial condition and results of operations. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products.

Developments in Other Emerging Market Countries or in the U.S. and Other Developed Economies May Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States and other developed economies. Although economic conditions in other emerging market countries and in the United States and other developed economies may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business.

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

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

The global financial markets continue to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and recent credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, Italy, France and Spain and the United States credit rating downgrade announced in August 2011, as well as credit deterioration of the U.S. economy. It is uncertain how long the effects of this global financial stress in the markets will persist and what impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any such countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.

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

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 15 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

Mexico historically has experienced high levels of inflation, although the rates have been lower for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.6% in 2009, 4.4% in 2010, 3.8% in 2011 and is projected to be 3.8% in 2012. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 5.5%, 4.4% and 4.2% for 2009, 2010 and 2011, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The Mexican Federal Congress is not controlled by any specific political party. Therefore, Mexico’s President Felipe Calderón Hinojosa and his party, the Partido Acción Nacional, or the PAN, have faced opposition in Congress during the first five and a half years of his term. In addition, Governors and Local Congresses elections in various states of Mexico, as well as Presidential and Federal Congress elections, among other offices, are scheduled to take place in July 2012. The electoral process could lead to friction among political parties and the executive branch officers, which could cause political and economic instability. During election years, Mexico historically has experienced an atmosphere of uncertainty, probable economic restraint in the field of private investment and political and social tension.

Moreover, changes in laws and regulations, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic, social and political situation, which in turn, may adversely affect our business, financial condition and results of operations.

In July 2009, new members were elected to the Cámara de Diputados, or the Chamber of Representatives, local Congress of some states, and Governors of six states, among other offices. As a result of these elections, the Partido Revolucionario Institucional or PRI, acquired a significant majority in the Chamber of Representatives. The lack of party alignment between the Chamber of Representatives and the President resulted in deadlock and prevented the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy. It is also possible that political uncertainty may adversely affect Mexico’s economic situation. The new members of Congress have focused on important legal reforms, which have not been and may not be approved, including labor reforms, among others. See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency. We cannot ascertain, at this time, how any material adverse effect on Mexican economic policy, Mexico’s economic situation, the stability of Mexico’s currency or market conditions may affect our business or the price of our securities.

Mexico has Experienced a Period of Increased Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

During recent years, Mexico has experienced a period of increased criminal activity and violence, primarily due to organized crime. These activities, their escalation and the violence associated with them could have a negative impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

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

In addition, Mexico’s Federal Antitrust Law and related regulations or conditions imposed by the Comisión Federal de Competencia, CFC, or Mexican Antitrust Commission, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future the Mexican Antitrust Commission will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. Although, in such event, we would be entitled to pursue the various remedies provided by law, including administrative or judicial procedures, there can be no assurance that the outcome of such procedures would be favorable to us.

The Mexican Antitrust Commission may also impose conditions and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

See “Information on the Company — Business Overview — Regulation — Mexican Antitrust Law”.

Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations

A significant portion of our business, activities and investments occur in heavily regulated sectors. Recently, Mexican regulators and other authorities, including tax authorities, have increased their supervision and the frequency and amounts of fines and assessments have increased significantly. Although we intend to defend our positions vigorously when procedures are brought or fines are imposed by authorities, there can be no assurance that we will be successful in such defense. Accordingly, we may in the future be required to pay fines and assessments that could be significant in amount, which could materially and adversely affect our financial condition and results of operations.

Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures which are subject to change, and are affected by the actions of various Mexican federal, state and local government authorities. In that regard, existing laws and regulations, including among others, tax and social security laws, could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue.

Certain amendments to the existing Ley Federal de Radio y Televisión, or Radio and Television Law, and the Ley Federal de Telecomunicaciones, or Telecommunications Law, have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice in June 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid to offer such services pursuant to a concession and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years with the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with the obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice’s ruling has resulted in requiring that the renewal of the concessions be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, some members of the Mexican Federal Congress have expressed their intent to propose a new Radio and Television Law, which could affect, among other things, the framework for granting or renewing concessions.

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

The 2010 Decree modifies the policy published by the SCT in July 2004 which established procedures and set forth other applicable provisions for the transition to digital television. The constitutionality of the 2010 Decree has been challenged before the Supreme Court of Justice of Mexico by the Mexican Federal Congress, alleging that Mexico’s President Felipe Calderon Hinojosa, pursuant to the Radio and Television Law, overstepped his authority when issuing the 2010 Decree, and that the 2010 Decree therefore is unconstitutional. In November 2011, the Supreme Court of Justice of Mexico dismissed the constitutional challenge brought by the Mexican Federal Congress, confirming the validity of the 2010 Decree. In early 2012, the Comisión Federal de Telecomunicaciones, or Federal Telecommunications Commission, or Cofetel, has made public its intent to issue amendments to the the policies necessary to carry out the transition to digital television and radio broadcasting. As a result, it is not possible to determine with certainty the impact or effect that the digital transition will have on our business and results of operations.

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

At this time, the Constitutional Amendment has not had an impact on the results of our radio and television businesses, however we are unable to predict what impact or effect, if any, the Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues. At this time, only three out of a total of ten legal actions brought by the Company against the Constitutional Amendment have been resolved. In two of these cases, the action was dismissed by the judge; in the third case, the action was denied. We cannot predict the outcome of the remaining seven legal actions brought by the Company against the Constitutional Amendment.

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our financial condition and results of operations. Such Article 15-A, amended in July 2009, provides that a company that obtains third party personnel services from personnel services providers and which receives such personnel services on any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees. Such Article 15-A, as amended, also establishes the obligation that the Company send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

In December 2009, the Mexican Government enacted certain amendments and changes to the Mexican tax laws related to income tax, value added tax and excise tax that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate was increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; (iv) taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004; (v) revenues from telecommunications and pay-TV services (except access to Internet services, interconnection services between public networks of telecommunications and public telephone services) became subject to a 3% excise tax; (vi) the excise tax rate on gaming (including bets and drawings) was increased from 20% to 30%; and (vii) the general value added tax rate was increased from 15% to 16%, and the rate on the border region was increased from 10% to 11%. We believe that the provisions for the tax consolidation regime have a retroactive application and we are therefore challenging the constitutionality of these provisions.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust. Such trust currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Risk Factors Related to Our Business

The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions

Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2020, after the recent renewal of three concessions. (See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). The expiration dates of our Cable and Telecommunications concessions range from 2013 to 2039 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit an over-the-air ultra-high frequency, or UHF, restricted television service through channel 46 which expired on November 17, 2010 (the “Channel 46 Concession”). We filed for a renewal of the Channel 46 Concession and in February 2010 the SCT notified Cablevisión that it would not be renewed; however, we are contesting the resolution of the SCT. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law and on the respective concession title; however, in connection with our television and radio concessions, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire.

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

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Television Broadcasting”. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies, including online and digital networks. Our principal competitors in the gaming industry are Codere S.A., or Codere, Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.

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

In October 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations, or Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers have been allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators, such as Teléfonos de México, S.A.B. de C.V., or Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services or cable television services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.

At the end of 2008, DISH, a competitor in the DTH market, launched its services in Mexico.

At the beginning of 2009, TV Azteca began offering HiTV, a television service which consists of the transmission of digital television channels through the technology known as Digital Terrestrial Television, or DTT, in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the release issued by the SCT for the transition to digital television. HiTV currently offers approximately 21 channels and charges for the decoder box, a fact which we believe constitutes a pay-TV service. The Supreme Court of Justice of Mexico is currently reviewing the legality of this service since the mirror concessions should be used to replicate the analog channel signals. We are uncertain as to how this service may affect our pay-TV business in the event it is considered legal. In addition, the decoder box that TV Azteca is utilizing to allow viewers to access its HiTV channels also allows the viewers access to our digital over-the-air networks without our permission.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympic Games and political elections. We typically recognize a disproportionately large percentage of our television broadcasting advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2009, 2010 and 2011 we recognized 31.3%, 30.3% and 31.7%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

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

The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, which was launched in the first quarter of 2010. In addition, the amount of redundant amplifiers was recently increased to 33.3% in the IS-16 (as compared to the current level of 16.6% in the IS-9 satellite) in order to avoid the risk of a sudden loss of transmission. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information, could result in a disruption of our operations, improper disclosure of personal data or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business.

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

In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF Telecom Holdings, S.A.P.I. de C.V., or GSF, which indirectly owns 100% of the outstanding shares of Grupo Iusacell, S.A. de C.V., or Iusacell. However, we do not control and do not consolidate the results of GSF. Most of our investment in GSF is currently held in the form of debentures mandatorily convertible into shares of stock of GSF. The conversion of the GSF convertible debentures is subject to approvals by the Mexican Antitrust Commission. After the mandatory conversion, we will still not be a majority owner of GSF and will share governance rights with the other owner. The results of operations of GSF and Iusacell may affect the value of our investment in GSF and our results of operations. The business, financial condition and results of operations of Iusacell could be materially and adversely affected by risks including, but not limited to: (i) technology becoming obsolete, (ii) the inability to renew concessions and existing arrangements for roaming and other services, (iii) litigation being resolved against Iusacell, (iv) the dependence on revenues from subsidiaries to repay debt, (v) the loss of subscribers as a result of changes in the telecommunications industry and (vi) changes in the regulatory environment.

On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. On March 15, 2012 we filed an appeal before the Mexican Antitrust Commission requesting that it reverse its resolution and authorize the conversion. The appeal is currently under review by the authority, which has a deadline of 60 business days to issue a new resolution. In addition to the appeal, we will assess and pursue potential remedies provided by law, which may include, without limitation, other administrative or judiciary procedures. No assurance can be given that the result of the appeal or of any other proceedings will be favorable to us. If conversion of these debentures into shares of common stock of GSF is not approved by the Mexican Antitrust Commission and other potential remedies provided by law are not effective for such conversion, we may be required to write down the carrying value of our investment in these debentures.

There can be no assurance that the results of operations of BMP, GSF and their respective subsidiaries will be sufficient to maintain or increase the value of our investments in such companies, or that such results will not materially and adversely affect our results of operations. See “— Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.

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

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash

Under Mexican law and our bylaws, our stockholders have preemptive rights. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights”.

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

•

statements concerning our current and future plans regarding our investment in the Spanish television channel Gestora de Inversiones Audiovisuales La Sexta, S.A., or La Sexta, and our investment in and other arrangements with Imagina Media Audiovisual S.L., or Imagina;

•	statements concerning our current and future plans regarding our arrangements with Netflix, Inc., or Netflix;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our current and future plans regarding the fixed telephony service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión;

•	statements concerning our transactions with Univision and our current and future plans regarding our investment in BMP, the parent company of Univision;

•	statements concerning our current and future plans regarding our investment in GSF, the controlling company of Iusacell;

•	statements concerning our series of transactions with DIRECTV, and News Corporation, or News Corp.;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements concerning our plans to build and launch a new transponder satellite;

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

Capital Expenditures

The table below sets forth our actual capital expenditures, permanent investments and acquisitions for the years ended December 31, 2009, 2010 and 2011 and our projected capital expenditures for the year ended December 31, 2012. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2011, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

	Year Ended December 31,(1)
	2009 (Actual)		2010 (Actual)		2011 (Actual)		2012 (Forecast)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	499.3	U.S.$	1,011.0	U.S.$	791.0	U.S.$	850.0
La Sexta(3)		49.0		29.2		—		—
BMP(4)		—		1,255.0		49.1		—
GTAC(5)		—		33.3		6.6		12.9
Iusacell(6)		—		—		1,602.5		—
Other acquisitions and investments(7)		10.5		—		51.4		—

Total capital expenditures and investments	U.S.$	558.8	U.S.$	2,328.5	U.S.$	2,500.6	U.S.$	862.9

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2009, 2010 and 2011 were paid for in Mexican Pesos. These Mexican Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. As a result, U.S. Dollar amounts presented in the table immediately above are not comparable to: (i) data regarding capital expenditures set forth in “Key Information — Selected Financial Data”, which is presented in Mexican Pesos and, in the case of data presented in U.S. Dollars, is translated at a rate of Ps.13.9785 to one U.S. Dollar, the Interbank Rate as of December 31, 2011, and (ii) certain data regarding capital expenditures set forth under “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

(2)	Reflects capital expenditures for property, plant and equipment, in all periods presented. Includes U.S.$239.0 million in 2009, U.S.$438.5 million in 2010 and U.S. $406.1 million in 2011 for the expansion and improvement of our Cable and Telecom segment; U.S.$128.8 million in 2009, U.S.$436.6 million in 2010 and U.S. $241.6 million in 2011 for the expansion and improvement of our Sky segment; U.S.$17.5 million in 2009, U.S.$12.5 million in 2010 and U.S. $13.8 million in 2011 for our Gaming business; and U.S.$114.0 million in 2009, U.S.$123.4 million in 2010 and U.S. $129.5 million in 2011 for our Broadcasting Television segment and other businesses. The actual amount for 2010 includes an accrual of U.S.$111.0 million related to our investment in a new 24-transponder satellite that was launched in the first quarter of 2010, which was paid in cash in the first quarter of 2011. The forecast amount for 2012 totaling U.S.$850 million includes capital expenditures of U.S.$475 million and U.S.$250 million for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$125 million is for our Television Broadcasting segment and other segments.

(3)	In 2009 we made capital contributions related to our 40.5% interest in La Sexta in the amount of U.S.$49 million (€35.7 million). In 2010, we made short-term loans related to our 40.5% in La Sexta in the principal amount of U.S.$29.2 million (€21.5 million). In the first quarter of 2011, we made a capital contribution related to our interest in La Sexta with the principal amount of the short-term loans made by us in 2010, and our interest in La Sexta increased from 40.5% to 40.8%. On December 14, 2011, we agreed to exchange our 40.8% equity interest in La Sexta for equity participations equivalent to 14.5% of the capital stock of Imagina, the indirect majority owner of La Sexta.

(4)	In 2010, we made investments of U.S.$1,255.0 million in cash in BMP, the parent company of Univision, in exchange for a 5% equity stake of the outstanding common stock of BMP and U.S.$1,125 million aggregate principal amount of debentures due 2025 bearing interest at an annual rate of 1.5%, that are initially convertible at our option into additional shares currently equivalent to a 30% equity stake in the common stock of BMP, subject to certain conditions and regulations. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%.

(5)	In 2010, we made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$4.3 million (Ps.54.7 million). Additionally, in 2010, we provided long-term financing to GTAC in the principal amount of U.S.$29.0 million (Ps.372.1 million) under a credit facility related to our interest in GTAC. In 2011, we provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.87 million (U.S.$6.6 million). In 2012, we expect to provide financing to GTAC, in connection with a long-term credit facility in the aggregate principal amount of Ps.180 million (U.S.$12.9 million).

(6)	In the second quarter of 2011, we made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in convertible debt of Iusacell as described in the following sentences. Upon conversion of the debt, which is subject to the approval of the Mexican Antitrust Commission, our equity participation in Iusacell will be 50%. The convertible debt of Iusacell was divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures are the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365.0 million, issued against the payment we made in cash on April 7, 2011. The Series 2 Debentures are the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200.0 million, which we paid in cash in multiple installments from April through October 2011. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

(7)	In 2009, we made investments in Volaris, the low-cost carrier airline in Mexico, for an aggregate amount of U.S.$5.0 million, and in other companies in which we hold a non-controlling interest for an aggregate amount of U.S.$5.5 million. In 2011, we made other permanent investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million). In the first half of 2011, we agreed with the other stockholders of Cablemás the terms for us to acquire all of their equity interest in Cablemás for an aggregate amount of U.S.$390.9 million (Ps.4,603.0 million), which was paid with cash and 24.8 million CPOs issued by us on April 29, 2011.

In March 2010, Sky reached an agreement with a subsidiary of Intelsat Corporation, or Intelsat, to lease 24 transponders on Intelsat IS-21 satellite for an estimated aggregate amount of U.S.$540 million (undiscounted), which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 is intended to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012. The lease agreement for 24 transponders on IS-21 contemplates a monthly payment of U.S.$3.0 million to be paid by Sky beginning in September 2012, and will be accounted for as a capital lease in our consolidated balance sheet.

In 2009, 2010 and 2011, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2012 and potential investments and/or acquisitions going forward through a combination of cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2012 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. In 2011, our broadcast television channels had an average sign-on to sign-off audience share of 68.53%. We produce pay-TV channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2011, we exported 73,165 hours of programming to approximately 56 countries, excluding the United States.

We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 132 million magazines publishing 172 titles in approximately 20 countries.

We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in two Mexican cable companies, Cablevisión and Televisión Internacional, S.A. de C.V. and its subsidiaries, collectively TVI, and we have recently merged a third Mexican cable company, Cablemás, into the Company. We own 51% of Cablevisión and 50% of TVI. See “Business Strategy — Continue Building Our Pay Television Platforms — Cable”.

We also own Televisa.com as well as Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that as of December 31, 2011 reached 75% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.

We also own an unconsolidated equity stake in Ocesa Entretenimient, S.A. de C.V., or OCEN, one of the leading live entertainment companies in Mexico.

On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta, a free-to-air television channel in Spain, for equity participations equivalent to 14.5% of the capital stock of Imagina, the indirect owner of the majority equity interest in La Sexta. The transaction consisted in a swap of La Sexta stock for equity participation of Imagina and involved no cash payments. The transaction closed on February 29, 2012.

In December 2010, we made a substantial investment in BMP, the parent company of Univision, the leading Spanish-language media company in the United States.

In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF, which indirectly owns 100% of the outstanding shares of Iusacell. Iusacell is a provider of telecommunications services primarily engaged in providing mobile services throughout Mexico.

Business Strategy

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue expanding our pay-TV networks business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform. We will continue to strengthen our position in the cable and telecommunications industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2010 and 2011, our networks aired 67% and 69%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE AGB Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions.

In April 2008, we began broadcasting more than 1,000 hours per year of NBC Universal’s Telemundo’s original programming on Channel 9. We currently, and through December 2013, pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2014 we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming. In addition, since 2010 we distribute, via Sky and Cablevisión, a new pay-TV channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides us with Telemundo’s original content, including its highly popular telenovelas currently broadcast on our Channel 9, on all of our digital platforms. Moreover, we also offer mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through our mobile business unit Esmas Móvil, the leading mobile premium content provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.

Improving Our Sales and Marketing Efforts. Over the past few years we have improved our television broadcasting advertising sales strategy in the following ways:

(i) We have developed strategies for monetizing Televisa’s greatest asset, its content by, for example, increasing special events prices;

(ii) Although our sales force is organized in teams focusing on each of our divisions, we are working to create opportunities for our clients across our media assets;

(iii) We are emphasizing a performance-based compensation policy for sales people such that a larger portion of total compensation comprises variable incentives tied to year-end results; and

(iv) We are continuing to provide our customers with increased opportunities for product placement and branded entertainment.

Maintaining High Operating Segment Income Margins. Our television broadcasting operating segment income margins for 2010 and 2011 were 47.1% and 46.1%, respectively. We intend to continue maintaining high operating segment income margins in our content businesses by increasing revenues and controlling costs and expenses.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell part of advertising to most of our customers on a fixed-price basis and to others at cost-per-thousand (CPT) rates. All advertisers are billed for actual minutes used; the amount billed depends on the calendar quarter, channel, and hour in which the spot is transmitted. Fixed prices are estimated based on the average rating of the time-band, and CPT clients are charged for the actual rating of the programs. Generally, we do not have commitments with advertisers to achieve a certain rating upon broadcast and, therefore, do not adjust prices if certain ratings are not met. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 57%, 63% and 54% of total available national advertising time on our networks during prime time broadcasts in 2009, 2010 and 2011, respectively, and approximately 47%, 50% and 44% of total available national advertising time during all time periods in 2009, 2010 and 2011 respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Television Broadcasting”.

Continue Building Our Pay Television Platforms

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 4 million subscribers, of which 157,600 were commercial subscribers as of December 31, 2011.

Intelsat, our primary satellite service provider, has reported that its satellite IS-9 is estimated to have its end of life reduced to the last quarter of 2012, and that it anticipates a replacement satellite, IS-21, to start service in the third quarter of 2012.

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

The key components of our DTH strategy include:

•

offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the Pan American Games, selected matches of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, world equestrian games, marathons, diamond league, XFL, Carling Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB);

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

Pay Television Networks. Through our 21 pay-TV brands and 39 national and international feeds, we reached more than 29 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2011. Our pay-TV channels include, among others, three music, four movie, seven variety and entertainment channels, and two sports channels, Televisa Deportes Network, or TDN, and TDN 2.0 (launched in January 2012), which offer 24-hour-a-day programming 365 days a year. The TDN sports content is provided pursuant to a license agreement with Barra Deportiva, S.A. de C.V., or Barra Deportiva. Barra Deportiva was incorporated in July 2009 and, at that time, we owned a 49% interest in such company. On December 20, 2011, we acquired the remaining 51% of Barra Deportiva, which, as a result, became a wholly-owned subsidiary of the Company. Our license agreement with Barra Deportiva is still in force after that transaction.

Cable. We are a shareholder in two Mexican cable companies, Cablevisión and TVI, and we have recently merged Cablemás into the Company. With a subscriber base of 727,235 cable television, or video subscribers (all of which were digital subscribers), as of December 31, 2011 and over 2.4 million homes passed as of December 31, 2011, Cablevisión, the Mexico City cable system in which we own a 51% interest, is one of the most important cable television operators in Mexico. As used in this annual report, “homes passed” refers to any residential homes or businesses that are prepared to be connected to cable television systems. For instance, each apartment located in a building that is prepared to be connected to cable television systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a cable network without additional extensions to the main transmission lines. Cablevisión’s strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2011, Cablevisión had 408,408 cable modem, or broadband subscribers compared to 299,157 at December 31, 2010. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007, received governmental approval to introduce telephony services. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City, and as of December 31, 2011, it had 251,340 IP telephone lines in service, or voice subscribers. As of December 31, 2011, Cablevisión offers the service in every area in which its network is bidirectional.

Cablemás operates in 50 cities. As of December 31, 2011, the Cablemás cable network served 1,085,173 cable television, or video subscribers, 466,827 high-speed internet, or broadband subscribers and 266,160 IP-telephony lines, or voice subscribers, with more than 3 million homes passed. In May 2008, we converted all of our convertible long term notes into 99.99% of the capital stock of Alvafig, S.A. de C.V., or Alvafig, the holding company of a 49% interest in the voting stock of Cablemás.

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

In March 2006, our wholly-owned subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V., or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2011, TVI had 1.6 million homes passed, served 370,411 cable television, or video subscribers, 191,406 high-speed internet, or broadband subscribers and 132,360 telephone lines, or voice subscribers.

Our conversion of the convertible long term notes into 99.99% of the capital stock of Alvafig, and our acquisition by CVQ of a 50% interest in TVI, were authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. Some of these conditions have already been met and others must continue to be complied with going forward. Such conditions include: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry, upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). We believe that as of this date, such conditions have been complied with on a regular basis. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.

The cable market in Mexico continues to consolidate. We have and will continue to be interested in making further investments and/or acquisitions, directly or indirectly, of assets that will complement our telecommunications strategy, either through debt or equity instruments.

Expanding Our Publishing Business

With a total approximate circulation of 132 million magazines during 2011, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 172 titles; 104 are wholly-owned and produced in-house and the 68 remaining titles are licensed from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to approximately 20 countries, including Mexico, the United States and countries throughout Latin America.

We believe that Editorial Televisa leads at least 18 of the 20 markets in which we compete in terms of readership.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2011, we licensed 73,165 hours of programming in approximately 56 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes the Company. La Sexta began broadcasting in March 2006. During 2009, we made additional capital contributions to La Sexta of €35.7 million. During 2010, we made loans to La Sexta of €21.5 million, which were capitalized on January 31, 2011. On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta for equity participations equivalent to 14.5% of the capital stock of Imagina, the indirect owner of the majority equity interest in La Sexta. The transaction consisted in a swap of La Sexta stock for equity participations of Imagina and involved no cash payments. The transaction was subject to certain conditions, all of which have been satisfied, and closed on February 29, 2012. As a result of the transaction, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties. The terms of the agreement improve the potential for synergies between us and Imagina and opportunities to create value. The transaction also includes commercial agreements between the parties to explore collaboration in content production projects. Additionally, the transaction grants us certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories. As part of the transaction, we named two directors of Imagina’s board, which is now composed of 12 members.

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with Antena 3 Television, or A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television national network in Spain. Under the terms of the agreement, La Sexta will be merged into A3TV and La Sexta’s shareholders will receive up to a 14% equity stake in A3TV, a portion of which is conditioned on A3TV achieving certain profitability goals. This transaction is subject to certain conditions, which include obtaining all necessary regulatory approvals; however, we will not receive A3TV shares as a result of the equity exchange of our stock in La Sexta for the equity participation of Imagina described above. For a description of our arrangements with La Sexta and Imagina, see “— Investments — La Sexta and Imagina”.

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

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2009, 2010 and 2011, Univision paid us U.S.$143.0 million, U.S.$156.1 million and U.S.$224.9 million, respectively, in royalties. In December 2010, we completed a net cash investment of U.S.$1.2 billion in Univision and certain other transactions related to that investment and to the Program License Agreement, or PLA, between Televisa Internacional, S.A. de C.V. and Univision. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%. For a description of our arrangements with Univision, see “— Univision”.

Under a license agreement with Netflix, effective as of July 12, 2011, we make available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around three thousand hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean. As part of the agreement, current content will be made available to Netflix not earlier than one year after its broadcast through free-to-air television. This agreement increases our availability of programming in Latin America and the Caribbean, where Netflix launched subscription streaming at the end of 2011 and is an important first step of our plan to monetize our library of over fifty thousand hours of content via digital distribution.

Developing New Businesses and Expanding through Acquisitions

We plan to continue growing our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2011, we had 20 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening bingo and sports books halls. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,600 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico.

On August 30, 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance operates through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products is an integral part of the activities of TCP. As part of this alliance, on October 8, 2009, TCP entered into, among others, a commercial supply agreement with Genomma Lab. We make available our different media platforms in the United States and Puerto Rico to TCP, which provides Genomma Lab’s brands with significant advertising in the targeted markets corresponding to Genomma Lab’s business model. This will enable Genomma Lab to expand the extensive success of its brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 50 million consumers with an estimated purchasing power of over $870 billion annually while leveraging Televisa’s reach and name recognition in the Hispanic market. The transaction closed on October 8, 2009 and we launched operations in March 2010. During 2010 and 2011, TCP sold and distributed Genomma Lab’s products such as over-the-counter, pharmaceutical and cosmetic products, and certain commemorative coins of Mexico’s 200 years as an independent nation.

On February 15, 2010, we entered into an Investment and Securities Subscription Agreement, or Investment Agreement, with NII Holdings, Inc., or NII, pursuant to which we agreed to invest U.S.$1.44 billion in cash for a 30% equity interest in Comunicaciones Nextel de Mexico, S.A. de C.V., or Nextel Mexico. Our investment and other transactions contemplated by the Investment Agreement were conditioned upon the consortium formed by Nextel Mexico and the Group being awarded licenses to use specified amounts of spectrum in the spectrum auctions held in Mexico during 2010, and other customary closing conditions. In October 2010, we and NII announced that we had mutually agreed to terminate the Investment Agreement and other related agreements.

On March 18, 2010, Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or Telefónica, Editora Factum, S.A. de C.V., or Editora Factum, a wholly-owned subsidiary of the Company, and Mega Cable, S.A. de C.V., or Megacable, agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Mexican Federal Electricity Commission, or CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using dense wavelength division multiplexing, or DWDM, technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations on June 30, 2011, in accordance with the terms and conditions of its concession. By February 2012, GTAC brought to operation 80% of 128 links nationwide, corresponding to phase 1 of the project, and since that date the network became fully operational. By April 15, 2012, the remaining 10 links were brought to operation. At the present time we have provided 91 services in a testing mode, which were invoiced on April 1, 2012. Additional owned backup routes are under construction. In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010 and 2011 was Ps.1.3 billion and Ps.290 million, respectively, and there will be further investments in 2012, in an approximate amount of Ps.600 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

On April 7, 2011, we entered into a transaction pursuant to which CVQ, our wholly-owned subsidiary, acquired (i) the trust beneficiary rights to 1.093875% of the outstanding shares of GSF, which indirectly owns 100% of the outstanding shares of Iusacell for an aggregate purchase price of approximately U.S.$37.5 million; and (ii) Unsecured Convertible Debentures 2010 issued by GSF, or the GSF convertible debentures, which are mandatorily convertible into shares of stock of GSF, in an aggregate principal amount of approximately U.S.$365 million of the Series 1 tranche thereof and U.S.$1,200 million of the Series 2 tranche thereof, for an aggregate investment in the GSF convertible debentures of approximately U.S.$1,565 million. The trust beneficiary rights and the Series 1 Debentures were paid in cash on April 7, 2011, and the Series 2 Debentures were paid in cash in multiple installments during 2011. The trust beneficiary rights and the GSF convertible debentures were transferred to CVQ by México Media Investments S.L., or MMI, a single-stockholder corporation (sociedad unipersonal) organized in Spain.

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

On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. On March 15, 2012 we filed an appeal before the Mexican Antitrust Commission requesting that it reverse its resolution and authorize the conversion. The appeal is currently under review by the authority, which has a deadline of 60 business days to issue a new resolution. In addition to the appeal, we will assess and pursue potential remedies provided by law, which may include, without limitation, other administrative or judiciary procedures. No assurance can be given that the result of the appeal or of any other proceedings will be favorable to us. See “Key Information — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico. As of December 31, 2011, Iusacell had 5,406,000 mobile wireless subscribers. In addition, Iusacell holds and operates concessions for the 800 MHz band, which allow it to provide wireless cellular services in five adjacent regions in Central and Southern Mexico, and for the 1900 MHz band, which allow it to provide PCS wireless services nationwide. Iusacell also provides other telecommunications services, such as fixed-line telephony, broadband services and links leasing to corporate customers.

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

Television

Television Industry in Mexico

General. There are ten television stations operating in Mexico City and approximately 467 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the ten television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 220 repeater stations and 33 local stations outside of Mexico City. See “— Television Broadcasting”. We also own a station that has a digital subchannel that transmits in the English language on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 84 and 92 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de Mexico, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates two stations in Mexico City, Channel 11, which has 19 repeater stations, and Channel 22. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 15 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Broadcasting”.

We estimate that approximately 26.5 million Mexican households have television sets, representing approximately 91.0% of the total households in Mexico as of December 31, 2011. We believe that approximately 95.5% of all households in Mexico City and the surrounding area have television sets.

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

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2009, 2010 and 2011, we produced approximately 71,300 hours, 74,900 hours and 79,100 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite ventures, including programming produced by our local stations.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2009, we broadcast the 2009 Confederations Cup, the 2009 FIFA Beach Soccer World Cup, the 2009 CONCACAF Gold Cup, the 2009 FIFA Under-17 World Cup and the 2009 FIFA Under-20 World Cup. In 2010, we broadcast the UEFA Champions League, the 2010 FIFA World Cup South Africa, the 2010 FIFA Under-17 Women World Cup, the 2010 FIFA Under-20 Women World Cup and the 2010 UEFA Super Cup. In 2011, we broadcast the 2011 Guadalajara Pan American Games and acquired the rights to broadcast the 2012 London Olympic Games. We have also acquired the rights to broadcast the 2014 FIFA World Cup Brasil for the territory of Mexico and the rights to broadcast the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City. We also operate 19 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 43 studios and 34 fully equipped remote control units. See “— Television Broadcasting — Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 44%, 37% and 33% of the programming broadcast on our four television networks in 2009, 2010 and 2011, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Broadcasting

We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2011.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	123	2	—	1	127
Channel 4	1	—	—	—	—	1
Channel 5	1	62	—	—	4	67
Channel 9	1	15	—	—	13	29
Subtotal	4	200	2	—	18	224
Border Stations	—	1	—	—	—	1
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	219	2	1	32	258

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE AGB Mexico surveys during 2009, 2010 and 2011, our networks aired 136, 134 and 137, respectively, of the 200 most watched television programs throughout Mexico and produced 16, 17 and 23, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were not aired on our networks.

The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2009 through December 2011, shown on a bimonthly basis.

Average Audience Share

January 2009 — December 2011(1)

(1)	Source: IBOPE AGB Mexico.

Average Ratings

January 2009 — December 2011(1)

(1)	Source: IBOPE AGB Mexico.

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 26.1 million households, representing 98.3% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2009, 2010 and 2011.

According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television. Also, 20 repeaters of the Channel 2 Network located outside of Mexico City and along the border with the United States have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.

The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)
Prime time hours	33.9%	33.3%	32.6%
Weekday prime time hours	36.6%	37.9%	35.7%
Sign-on to sign-off hours	31.7%	30.8%	30.4%

(1)	Source: IBOPE AGB Mexico.

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

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 24.2 million households, representing approximately 91.3% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit digital television, or DTV, services in Channel 50 as its second channel during the transition period. Also, fifteen repeaters of the Channel 5 Network have obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.

The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)
Prime time hours	18.6%	16.9%	18.0%
Weekday prime time hours	17.1%	13.8%	14.4%
Sign-on to sign-off hours	20.3%	19.4%	20.1%

(1)	Source: IBOPE AGB Mexico.

We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2011, we aired 27 of the 50 top-rated movies.

Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.8 million households, representing approximately 21.7% of television households in Mexico in 2011. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create 4TV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 4 obtained a license to transmit DTV services in Channel 49 as its second channel during the analog to digital transition period. Since December 2005, this DTV station has been fully operational.

The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)
Prime time hours	6.2%	5.8%	5.7%
Weekday prime time hours	7.5%	6.5%	5.7%
Sign-on to sign-off hours	8.3%	8.0%	7.8%

(1)	Source: IBOPE AGB Mexico.

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

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 28 repeater stations, approximately 38% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 19.1 million households, representing approximately 72.1% of households with television sets in Mexico. Channel 9 broadcasts in 26 of the 27 cities other than Mexico City that are covered by national surveys.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period. In addition, nine repeaters of the Channel 9 Network have obtained a similar license. Since January 2007, this DTV station has been operational. Also, as disclosed above, in April 2008, we began broadcasting Telemundo’s original programming on Channel 9.

The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)
Prime time hours	11.2%	12.0%	10.6%
Weekday prime time hours	11.1%	12.3%	10.8%
Sign-on to sign-off hours	10.6%	11.3%	10.2%

(1)	Source: IBOPE AGB Mexico.

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

Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2009, 2010 and 2011, the local television stations owned by us produced 48,600 hours, 48,900 hours and 50,400 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, nine of the 18 local stations wholly owned and the television station on the California border have obtained licenses to transmit DTV services in their service area during the transition period. These ten DTV stations are in place and fully operational.

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

Pay Television Networks. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2011, we had over 29 million subscribers worldwide.

In 2009, 2010 and 2011, we produced approximately 13,300 hours, 15,700 hours and 15,900 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Golden, Golden Edge, Golden Latinoamérica, Canal de Telenovelas, Tiin, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Canal de las Estrellas Delay-1hr, Clasico TV, TDN and TDN 2.0. The brands of our high definition channels include: Golden HD, Telehit HD and De Película HD.

TuTv operates and distributes a suite of Spanish-language television channels in the United States. See “— Univision”. In addition to our investment in BMP in December 2010, we sold to Univision our entire interest in TuTv, our former venture with Univision, which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million. See “— Univision”.

Programming Exports. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed approximately 65,449 hours, 74,209 hours and 73,165 hours of programming in 2009, 2010 and 2011, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Programming Exports”. As of December 31, 2011, we had 237,301 half-hours of television programming in our library available for licensing.

Expansion of Programming Reach. Our programs can be seen in the United States, Canada, Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

SVOD Licensing. Under a license agreement with Netflix, effective as of July 12, 2011, we make available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around three thousand hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean. As part of the agreement, current content will be made available to Netflix not earlier than one year after its broadcast through free-to-air television. This agreement increases our availability of programming in Latin America and the Caribbean, where Netflix launched subscription streaming at the end of 2011 and is an important first step of our plan to monetize our library of over fifty thousand hours of content via digital distribution.

Publishing

We believe we are the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 132 million copies in 2011, we publish 172 titles that are distributed in approximately 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include a weekly entertainment and telenovelas magazine, TV y Novelas, Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a monthly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a monthly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Maxim, pursuant to a license agreement with Alpha Media Group, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health and Prevention, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; and Disney Princesas, Disney Winnie Pooh, Disney Hadas, Disney Cars, Disney Toy Story and Disney Junior, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. We also publish a Spanish-language edition of National Geographic, National Geographic Traveler and of National Geographic Kids in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish a Spanish-language edition of OK! pursuant to a license agreement with Northern & Shell Luxembourg Branch as well as several comics pursuant to a license agreement with Marvel Characters, B.V.

During 2007, we acquired Editorial Atlántida, a leading publishing company in Argentina. Editorial Atlántida publishes a total of 19 magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.

During 2009, we launched three new titles, two of which were still published in 2011: Poder y Negocios Venezuela and Poder y Negocios Perú (no longer published since July 2011), which are wholly owned business titles.

During 2011, we launched several Disney-Marvel comic magazines in Mexico and Argentina pursuant to a license agreement with Disney Consumer Products Latin America, Inc., and Top Teens in Argentina, a wholly owned teenager monthly magazine.

Cable and Telecom

Cablevisión

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels they receive. See “— Digital Cable Television Services”. According to the SCT and Cofetel, there were approximately 1,100 cable concessions in Mexico as of September 30, 2011, serving approximately 5.56 million subscribers.

Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2011, Cablevisión had 727,235 cable television, or video subscribers, all of which were digital subscribers. On March 27, 2009, the shareholders of Cablevisión approved the issuance of an additional 657,467,502 common shares and an increase in its capital stock for an amount of Ps.328,733,751.00 for which Ps.3,371,266,237.00 was paid as premium for the subscription of such capital increase. As of November 29, 2010 the shareholders of Cablevisión approved the issuance of an additional 573,132,441 common shares and an increase in its capital stock for an amount of Ps.286,566,220.50 for which Ps.2,713,433,779.50 was paid as premium for the subscription of such capital increase. These capital increases did not change our percentage ownership in Cablevisión. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Bolsa Mexican de Valores, or Mexican Stock Exchange, under the ticker symbol “CABLE”.

Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service in a 100% bundled portfolio. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión’s 100% digital cable service offers six main programming packages which as of January 31, 2012 ranged in price from Ps.169.00 to Ps.679.00 (VAT included), and included up to 290 linear channels: 209 video channels (including 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 9 pay-per-view channels.

Video-on-Demand and Pay-Per-View Channels. Cablevisión currently offers its Video-On-Demand platform as well as 9 pay-per-view cable television channels in each of its digital service packages. The Video-On-Demand Service and the pay-per-view channels show films and special events programs, including sports and musical events among other content.

Cablevisión Television Revenues. Cablevisión’s revenues are generated from subscriptions for its cable services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees. As of January 31, 2012, its current monthly service fees range in price from Ps.169.00 to Ps.679.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, although we cannot assure you that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.

Cablevisión Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:

•	enhanced programming services, including video games, video on demand, high definition, impulse pay per view;

•	Broadband internet services; and

•	IP telephony services.

In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2011 offered the service in every area in which its network is bidirectional, which represents 99.09% of its total network.

In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. In order to provide these new services, Cablevisión is in the process of upgrading its existing cable network. Cablevisión’s cable network currently consists of more than 19,800 kilometers with over 2.4 million homes passed. In 2011, Cablevisión expanded its network by over 2,600 kilometers. As of December 31, 2011, 2.78% of Cablevisión’s network runs at 450 MHz, approximately 0.96% of its network runs at 550 MHz, approximately 3.10% of its network runs at 750 MHz, approximately 11.06% runs at 870 MHz, approximately 82.10% of its network runs at 1 GHz, and approximately 99.09% of its network has bidirectional capability.

Cablemás.

Cablemás Cable System. Cablemás operates in 50 cities. As of December 31, 2011, the Cablemás cable network served 1,085,173 cable television, or video subscribers, 466,827 high-speed internet, or broadband subscribers and 266,160 IP-telephony lines, or voice subscribers, with more than 3 million homes passed.

As of December 31, 2011, Cablemás’ cable network consisted of 18,066 kilometers of cable. Cablemás is in the final stage of converting its existing cable network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to transmit video, data and voice at high-speeds. As of December 31, 2011, 94.7% of Cablemás’ cable network had bidirectional capability, of which 95.8% was operating at or greater than 550 MHz and 88.2% was operating at or greater than 750 MHz.

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

Cablemás Services. Since its beginning as a cable system concessionaire Cablemás has grown to offer cable television services, high-speed internet access and telephony services. As of January 31, 2012, Cablemás offers three types of video packages to its customers, which include: “Minibasic” (U.S.$13.24), “Basic” (U.S.$27.11) and “Plus” (basic rate plus up to U.S.$38.14). Cablemás packages include up to 130 video channels. In addition, Cablemás offers high speed internet services ranging from 2 Mbps (U.S.$14) to 100 Mbps (U.S.$148) and telephony services, including unlimited local calls and 30 cell phone minute packages (U.S.$14).

TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico.

As of December 31, 2011, TVI had 1.6 million homes passed, served 370,411 cable television, or video subscribers, 191,406 high-speed internet, or broadband subscribers and 132,360 telephone lines, or voice subscribers.

Bestel. In December 2007, our indirect majority-owned subsidiary, Cablestar, S.A. de C.V., or Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Letseb, S.A. de C.V. and its subsidiaries and Bestel (USA), Inc., collectively Bestel, a privately held, facilities-based telecommunications company in Mexico, for U.S.$256.0 million in cash plus an additional capital contribution of U.S.$69.0 million. In connection with the financing of the acquisition of the majority of the assets of Bestel, Cablevisión, Cablemás and TVI, which as of December 2007, held 69.2%, 15.4% and 15.4% of the equity stock of Cablestar, respectively, each entered into five year term loan facilities for U.S.$225.0 million, U.S.$50.0 million and U.S.$50.0 million, respectively. In June 2009, the Company acquired TVI’s indebtedness under the above mentioned term loan facility. In July 2009, the Company exchanged its loan balance in connection with such credit facility for the 15.4% interest TVI held in Cablestar. In November 2010 and March 2011, Cablemás and Cablevisión prepaid in full the outstanding balance of the U.S.$50.0 million and U.S.$225.0 million term loan facilities, respectively. Bestel provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via TIER 1 and TIER 2. Bestel owns a fiber-optic network of approximately 8,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing Distribution. We estimate that we distribute approximately 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Chile, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 40,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in six countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2009, 2010 and 2011, 62.2%, 63.3% and 62.6%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards, sticker albums, novelties and other consumer products.

Televisa Interactive Media. TIM is the Company’s online and wireless content division. This venture includes Esmas and Televisa.com, our Spanish-language horizontal internet portals; Esmas Móvil, our mobile value added service unit; and Tvolucion.com, our online video on demand streaming service. TIM leverages the Company’s and third party premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel, and offers a variety of services, including search engines, chat forums, and news bulletins.

With a wide range of content channels, online and mobile services, and more than 401 million page views per month and more than 13 million monthly unique users in 2011, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 70% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.

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

Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S. and Latin America. In 2011, Esmas Móvil sent more than 13 million premium messages to approximately 1.5 million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, lotteries, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming”, “— Cable and Telecom — Digital Cable Television Services”, “— Cable and Telecom — Video-on-Demand and Pay-Per-View Channels”, “— Radio Stations”, and “— DTH Ventures”.

Soccer. We have title to some of Mexico’s professional soccer teams. Some of these teams currently play in the Mexican First Division and are among the most popular and successful teams in Mexico. Each team plays two tournaments of 17 games per regular annual season. The best teams of each regular season engage in post-season championship play.

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

Feature Film Production and Distribution. We produce first-run Spanish-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced one feature film in 2009, none in 2010 and one feature film in 2011. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.

We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2009 we released Cabeza de Buda, one of our coproduced feature films, through movie theaters, in 2010 we did not release any feature films, and in 2011 we released Así es la Suerte, one of our co-produced feature films. We also distribute our feature films outside of Mexico.

We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros., we were the exclusive distributor in Mexico of their feature films from January 1, 1999, until December 31, 2009. As of January 1, 2010, Warner Bros decided to grant the distribution rights of its films in Mexico to Universal Pictures. In 2009, 2010, 2011 and up to February 29, 2012, we distributed 40, 19, 17 and 2 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.

At December 31, 2011, we owned or had rights to approximately 259 Spanish-language theatrical films, 119 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system and DTH services.

Gaming Business. In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2011, we had 20 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening bingo and sports books halls. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,600 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 65 bingo and sports books halls and number draws throughout Mexico.

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

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combination station in San Luis Potosí and one AM/FM combination station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which has added as of December 31, 2011, 38 affiliate stations (10 AM, 11 FM and 17 combination stations) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 103 stations (including 43 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 29 states in Mexico. Our programs aired through our radio stations network reach approximately 75 percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2009, 2010 and 2011, XEW-AM ranked, on average, thirteenth, thirteenth and eleventh, respectively, among the 33 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, seventh, third and second, respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and third, respectively, among 25 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.

Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news. We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), TD W (Sports), Ke Buena (Mexican music), 40 Principales (Pop music) and Besame Radio (Spanish ballads). W Radio, Ke Buena and 40 Principales formats are also broadcast through the internet.

The successful exclusive radio broadcasting of the 2011 Pan American Games and the 2010 Soccer World Cup placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering an attendance of approximately 65,000 people during the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See “— Business Strategy — Maintaning our Leading Position in the Mexican Television Market — Advertising Sales Plan”. In addition, we use some of our available radio advertising time to satisfy our legal obligation to the Mexican government to provide up to 35 minutes per day of our broadcast time, between 6:00 a.m. and midnight for public service announcements, and 30 minutes per day for official programming (referred to in this annual report as “Official Radio Broadcast Time”).

Investments

OCEN. We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. OCEN also promotes the largest racing series in the country (NASCAR Mexico) and special events related to athletic and sporting competitions (in 2011 OCEN organized and operated the 2011 Pan-American Games in Guadalajara).

During 2009, 2010 and 2011, OCEN promoted more than 4,497, 3,891 and 4,334 events, respectively, and managed 15 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as a principal live entertainment company in Mexico.

During 2011, 22.89 million entrance tickets were sold by OCEN’s subsidiary Ticketmaster, compared to 18.64 million in 2010.

Mutual Fund Venture. On June 22, 2010, we sold our 40.84% interest in Más Fondos to Profie Mexicana, S.A. de C.V., our former partner in this venture. On March 24, 2011, the CNBV authorized that sale.

Volaris. In October 2005, we acquired a 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and in Concesionaria Vuela Compañía de Aviación, S.A. de C.V., (jointly, “Vuela”). In July 2010, we sold our equity stake in Vuela, which in the aggregate represented a participation interest of 25% in Volaris, the company that operates the airline “Volaris”.

La Sexta and Imagina. In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that includes the Company. La Sexta began broadcasting in March 2006. During 2009, we made additional capital contributions to La Sexta of €35.7 million. During 2010, we made loans to La Sexta of €21.5 million which were capitalized on January 31, 2011.

On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta for equity participations equivalent to 14.5% of the capital stock of Imagina, the indirect owner of the majority equity interest in La Sexta. The transaction consists in a swap of La Sexta stock for equity participations of Imagina and involves no cash payments. The transaction was subject to certain conditions, all of which have been satisfied, and closed on February 29, 2012. As a result of the transaction, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties.

The terms of the agreement improve the potential for synergies between us and Imagina and opportunities to create value. The transaction also includes commercial agreements between the parties to explore collaboration in content production projects. Additionally, the transaction grants us certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories. As part of the transaction, we named two directors of Imagina’s board, which is now composed of 12 members.

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television network in Spain. Under the terms of the agreement, and subject the transaction being approved, La Sexta will be merged into A3TV and La Sexta’s shareholders will receive up to a 14% equity stake in A3TV, a portion of which is conditioned on A3TV achieving certain profitability goals. The transaction is subject to certain conditions, which include obtaining all necessary regulatory approvals. However, we do not receive A3TV shares as a result of the swap transaction described above.

Alvafig. In May 2008, we converted all of the convertible long-term notes into 99.99% of the capital stock of Alvafig, the holding company of a 49% interest in the voting stock of Cablemás. The conversion was authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. The initial two conditions imposed by the Mexican Antitrust Commission were: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). There were other conditions that have been met as confirmed by the Mexican Antitrust Commission, including the termination of the Stockholder Trust which took place on June 17, 2009.

On April 1, 2011, we announced an agreement reached with the minority stockholder of Cablemás to obtain the 41.7% equity interest that we did not own in Cablemás. The acquisition of such equity stake resulted from a series of capital distributions, the capitalization of certain debt and receivables, and the subsequent merger of Cablemás into the Company. On April 29, 2011, our stockholders approved the merger of Cablemás into the Company, as surviving company. As a result of this merger, a capital increase was approved by our stockholders, and consequently 24.8 million CPOs were issued in favor of Cablemás non-controlling stockholders. Regulatory approvals for the transaction were obtained on February 24, 2011 and June 17, 2011. Cablemás operates in 50 cities.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations on June 30, 2011, in accordance with the terms and conditions of its concession. By February 2012, GTAC brought to operation 80% of 128 links nationwide, corresponding to phase 1 of the project, and since that date the network became fully operational. By April 15, 2012, the remaining 10 links were brought to operation. At the present time we have provided 91 services in a testing mode, which were invoiced on April 1, 2012. Additional owned backup routes are under construction. In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010 and 2011 was Ps.1.3 billion and Ps.290 million, respectively, and there will be further investments in 2012, in an approximate amount of Ps.600 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

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

Sky. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. As of December 31, 2009, 2010 and 2011, Innova’s DTH satellite pay-TV service had approximately 1,959,700, 3,044,000 and 4,008,400 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with approximately 1,500 points of sale. In addition to the above, Innova also experienced growth during 2009, 2010 and 2011 due to the success of VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other DTH exclusive channels produced by News Corp.

During 2011, Sky offered exclusive content such as one out of every five soccer matches from the Mexican First Division 2011 Tournament, the widest coverage of the Spanish soccer league, the NFL Sunday Ticket, Major League Baseball, the National Hockey League, NBA PASS and the widest coverage of the Mexican Baseball League (LMB). Sky also added new channels, such as TBS, Multimedios Plus, Tiin, Azteca 13-1h, Disney Junior, Juicy, XTSY, Real and Manhandle to its standard definition offerings in addition to Telehit HD, BBC HD, TNT HD, Warner HD, ESPN HD, Azteca 7 HD, Azteca 13 HD, Sony HD, A&E HD, History HD, Fox Sports+ HD, AXN HD and Universal HD to its HD lineup. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major studios.

In 2011, Sky HD Package, comprised of 36 channels, transmitted all Spanish League, Carling Cup, Berlin Marathon, Bullfights from Spain, NHL, XFL and some WTA games among other HD transmissions. We expect to continue broadening our HD offering in the coming years.

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

As of 2012, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.279, Movie City Ps.394, HBO/Max Ps.444 and Universe Ps.584. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time installation fee which depends on the number of decoders and payment method.

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

Programming. We are a major source of programming content for our DTH venture and have granted our DTH venture DTH satellite service broadcast rights to all of our existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, DISH, a new competitor in the DTH market, launched its services in Mexico. At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 22 channels, including Televisa’s digital over-the-air networks. The Mexican Fiscal Court is currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business. Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their internet and voice services.

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

On December 20, 2010, Univision, we, Univision’s parent company, and other parties affiliated with the investor groups that own Univision’s parent company entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in BMP, the parent company of Univision, in exchange for an initial 5% equity stake in BMP, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025 which are convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, previously our joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after we have sold two-thirds of our initial investment in BMP, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have the right to broadcast certain Univision content in Mexico for the same term as that of the PLA and (3) four representatives of the Company joined Univision’s Board of Directors, which was increased to 22 members.

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

In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%.

Competition

We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.

Television Broadcasting

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 178 stations outside of Mexico City. Televisora del Valle de Mexico owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE AGB Mexico surveys, during 2009, 2010 and 2011 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 30.2%, 32.0% and 33.1%, respectively, during prime time, and 29.2%, 30.4% and 31.5%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 19 repeater stations, and Channel 22 in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Television Broadcasting”.

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

Cable and Telecom

According to the most recent information from the SCT and Cofetel, there were approximately 1,100 cable concessions in Mexico as of September 30, 2011 serving approximately 5.56 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH venture. See “— DTH Satellite Services”. Cablevisión also faces competition from Dish Mexico, a joint venture between MVS Comunicaciones and set-top provider EchoStar. Dish Mexico is a DTH operator and competes in some segments against Cablevisión in Mexico City and the surrounding areas mainly driven by its Ps.149 basic package. Dish Mexico has been in operation for more than three years and offers 53 channels to its subscribers in its basic package. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems, DTH, IPTV and MMDS systems in areas where they presently operate. In addition, pursuant to the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent they have available capacity on their respective networks.

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

Radio

The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 118 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 100 radio stations in Mexico, six of which are located in Mexico City.

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

Feature Film Production and Distribution

Production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico and in the U.S. See “— Other Businesses — Feature Film Production and Distribution”. Our films also compete with other forms of entertainment and leisure time activities.

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

In October 2008, DISH Mexico, a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. DISH currently operates nationwide.

At the beginning of 2009, HiTV, a television service which consists of the transmission of digital television channels through the technology known as DTT, started operating in Mexico City and its metropolitan area. HiTV currently offers approximately 22 channels, including Televisa’s digital over-the-air networks. The Mexican Fiscal Court is currently reviewing the legality of this service. We are uncertain as to how this service may affect our pay-TV business.

Since 2010, there is a FTTH pay-TV service called Total Play, which offers 250 channels, Video on Demand, HD and other applets. This service also includes bundle discounts for their internet and voice services.

Gaming Business

Our principal competitors in the gaming industry are, with respect to bingo and sports halls, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations” and “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts CW Network television programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

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

None of our over-the-air television concessions has ever been revoked or otherwise terminated.

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

Networks. There are no Mexican regulations regarding the ownership and operation of a television network, such as the Channel 2, 4, 5 and 9 networks, apart from the regulations applicable to operating a television station as described above and the ownership restrictions described below.

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

Broadcast Tax. Until 2002, radio and television stations were subject to a tax which could be paid by granting the Mexican government the right to use 12.5% of all daily broadcast time. In October 2002, the 12.5% tax was replaced by the obligation to the Mexican government to provide up to 18 minutes per day of our television broadcast time and 35 minutes per day of our radio broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available to it under this tax.

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

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. The expiration dates of our radio concessions range from 2015 to 2020. See “— Television”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

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

Cablemás operates under 47 concessions which cover 14 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2013 to 2039.

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

Cable television operators are subject to the Telecommunications Law and, since February 2000, have been subject to the Reglamento del Servicio de Televisión y Audio Restringidos, or the Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks which, in addition to the Telecommunications Law and the Restricted Television and Audio Services Regulations, includes the Radio and Television Law and the Reglamento de la Ley Federal de Radio y Televisión.

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

Under Mexican law, programming broadcast on cable networks is not subject to judicial or administrative censorship. However, this programming is subject to various regulations, including prohibitions on foul language, programming which is against good manners and customs or programming which is against the national safety or against public order.

Mexican law also requires cable television operators to broadcast programming that promotes Mexican culture, although cable television operators are not required to broadcast a specified amount of this type of programming.

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

Non-Mexican Ownership of Public Telecommunications Networks

Under current Mexican law, non-Mexicans may currently own up to 49% of the outstanding voting stock of Mexican companies with a public telecommunications concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone services, provided that the requisite approvals are obtained from the Comisión Nacional de Inversiones Extranjeras, or the Foreign Investment Commission.

Application of Existing Regulatory Framework to Internet Access and IP Telephony Services

Cablevisión, TVI and Cablemás may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

To the extent that a cable television operator has any available capacity on its network, as a public telecommunications network, Mexican law requires the operator to offer third party providers access to its network. Our cable operators currently do not have any capacity available on their networks to offer to third party providers and do not expect that they will have capacity available in the future given the broad range of services they plan to provide over their networks.

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

Non-Mexican investors may currently own up to 49% of full voting equity of DTH satellite system concessionaires, provided that Mexican investors maintain control of the operation. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms such as the CPO trust.

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

Several amendments to Mexico’s Federal Antitrust Law have been in full force since May 11, 2011.

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

In addition, pursuant to these last amendments, the following reportable transactions, among others, are exempt from being reviewed by the Mexican Antitrust Commission:

(i)	Corporate restructurings.

(ii)	Transactions where the acquirer has control over the target from its incorporation or from the date the last reported transaction was approved by the Mexican Antitrust Commission.

(iii)	Transactions that have effect in Mexico involving non-Mexican participants, if the participants will not take control of Mexican legal entities, or acquire assets in Mexico, in addition to those previously controlled or owned by such participants.

(iv)	Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to (w) appoint board members; (x) control a shareholders meeting decision; (y) vote more than 10% of voting rights of the issuer; or (z) direct or influence the management, operation, strategy or principal policies of the issuer.

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

The amendments have also increased monetary fines significantly and provide for changes in the actions to be taken by the Mexican Antitrust Commission with respect to illegal conduct. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

Additionally, Mexico’s Federal Antitrust Law was amended on August 30, 2011.

These amendments provide that those persons who have suffered damages or losses arising out of monopolistic practices or prohibited concentrations may, individually or collectively, bring legal actions, irrespective of the remedies already provided for in Mexico’s Federal Antitrust Law. Such legal actions must be brought pursuant to the Federal Code for Civil Procedures.

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

The IFE ruled that some of our subsidiaries infringed the Federal Code of Electoral Institutions and Procedures (Código Federal de Instituciones y Procedimientos Electorales), or Electoral Law. As a consequence thereof, the IFE imposed fines to such subsidiaries in an approximate amount of Ps.21 million. The relevant subsidiaries challenged the resolutions and the fines before the Federal Electoral Court (Tribunal Federal Electoral). The Federal Electoral Court confirmed the rulings and the fines. Although we continue to disagree with the determination of the IFE and the Federal Electoral Court and have challenged the constitutionality of the Electoral Law, our subsidiaries paid such fines.

At this time, the Constitutional Amendment has not had an impact upon the results of our radio and television businesses, however we cannot predict what impact, if any, the Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.

Significant Subsidiaries

The table below sets forth our significant subsidiaries and Innova, a consolidated variable interest entity, as of December 31, 2011.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (4)(5)	Mexico	100.0%
Consorcio Nekeas, S.A. de C.V.(2)(3)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(5)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V.(3)(6)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(7)	Mexico	100.0%
Factum Más, S.A. de C.V.(3) (8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (3) (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (3) (8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V.(11)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(12)	Mexico	100.0%
Televisa, S.A. de C.V.(13)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)	Mexico	100.0%
Televisa Mexico Ltd. (14)	Switzerland	100.0%
Multimedia Telecom, S.A. de C.V. (14)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (3) (15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (3)(16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)	One of five direct subsidiaries through which we conduct the operations of our Other Businesses segment, excluding Internet operations.

(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(4)	Direct subsidiary through which we maintain 1.093875 % of the capital stock of GSF and our investment in mandatorily Convertible Debentures issued by GSF.

(5)	One of two direct subsidiaries through which we own equity interests in and conduct the operations of our Cable and Telecom segment.

(6)	One of the indirect subsidiaries through which we conduct the operations of our Cable and Telecom segment.

(7)	Direct subsidiary through which we conduct the operations of our Publishing segment.

(8)	One of three subsidiaries through which we own our equity interest in Innova.

(9)	Consolidated variable interest entity through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution segment.

(11)	Direct subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(12)	Indirect subsidiary through which we conduct certain operations of our Television Broadcasting segment.

(13)	Indirect subsidiary through which we conduct the operations of our Television Broadcasting, Pay Television Networks and Programming Exports segments.

(14)	Direct and indirect subsidiaries through which we maintain 7.1 % of the capital stock of BMP and our investment in 1.5% Convertible Debentures issued by BMP.

(15)	Direct subsidiary through which we conduct the operations of our Radio business.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

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

Operations	Number of Properties	Location
Television and news activities Owned properties	2	Buenos Aires, Argentina(1)
		San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)

Publishing activities Owned properties	8	Miami, Florida(1)
		Santiago, Chile(1)
		Quito, Ecuador(1)
		Guayaquil, Ecuador(1)
		Caracas, Venezuela(1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)

Leased properties	8	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		Quito, Ecuador(1)
		San Juan, Puerto Rico(1)

Publishing distribution and other activities Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)

Leased properties	79	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)

Operations	Number of Properties	Location
		Santiago, Chile(44)
		Barranquilla, Colombia(2)
		Bogota, Colombia(5)
		Bucaramanga, Colombia(1)
		Cali, Colombia(5)
		Cartagena, Colombia(1)
		Colombia, Colombia(2)
		Ibage, Colombia(1)
		Manizales, Colombia(1)
		Medellín, Colombia(3)
		Pasto, Colombia(1)
		Pompayan, Colombia(1)
		Pereira, Colombia(1)
		Santa Martha, Colombia(1)
		Sincelejo, Colombia(1)
		Villavicencio, Colombia(1)
		Lima, Peru(1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	8	San Antonio, Texas(3)
		Dallas, Texas(2)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas(1)

Satellites. We currently use transponder capacity on seven satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Solidaridad II, which reaches only Mexico; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada; IS-905, which reaches Western and Eastern Europe; IS-9, which reaches Central America, Mexico, the Southern United States and the Caribbean and IS-16 which reaches Central America, Mexico, the Southern United States and the Caribbean. The Intelsat IS-9 (formerly PAS-9) satellite is currently in operation. However, Intelsat has reported that IS-9’s estimated end of life has been reduced to October 2012. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 satellite is intended to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012. On April 1, 2010 Intelsat released IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; also this satellite is a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 11 to our consolidated year-end financial statements.

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

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016.

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

On August 3, 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). Televisa negotiated a new contract for a new transponder on the IS-905 satellite until August 31, 2012, for the distribution of our content in Europe. Negotiations on contract renewal on the same transponder and satellite are in process.

In February 2012, we renewed the contract on Satmex V. The new contract includes the full service migration to the new satellite, Satmex 8, which is scheduled to start operations in the fourth quarter of 2012.

With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by the new Intelsat company and the new Satmex company, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.

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

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion together with our consolidated year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information — Risk Factors”. See “Key Information — Forward-Looking Statements” for further discussion of the risks and uncertainties inherent in forward-looking statements. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under “Key Information — Risk Factors” before evaluating us and our business.

Preparation of Financial Statements

Our consolidated year-end financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 24 to our consolidated year-end financial statements describes certain differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2011 and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity. Note 24 to our consolidated year-end financial statements also presents other disclosures required by U.S. GAAP, as well as condensed financial statement data.

As required by Mexican FRS, beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information. Our financial information for the years ended December 31, 2009, 2010 and 2011 maintained the inflation adjustments recognized in our consolidated stockholders’ equity, and the inflation-adjusted amounts for non-monetary assets and liabilities at December 31, 2007.

Results of Operations

The following tables set forth our results of operations data for the indicated periods as a percentage of net sales:

	Year Ended December 31,(1)
	2009	2010	2011
Segment Net Sales
Television Broadcasting	40.3%	38.5%	35.7%
Pay Television Networks	5.1	5.3	5.6

	Year Ended December 31,(1)
	2009	2010	2011
Programming Exports	5.3	5.2	6.3
Publishing	6.3	5.5	5.0
Sky	18.7	19.0	19.5
Cable and Telecom	17.3	20.0	21.3
Other Businesses	7.0	6.5	6.6

Total Segment Net Sales	100.0%	100.0%	100.0%
Intersegment Operations	(2.2)	(2.1)	(2.0)

Total Consolidated Net Sales	97.8%	97.9%	98.0%

Net Sales
Cost of Sales(2)	45.4%	45.4%	45.0%
Selling Expenses(2)	8.9	8.3	7.9
Administrative Expenses(2)	7.3	8.0	8.3
Depreciation and Amortization	9.4	11.4	11.9
Consolidated Operating Income	29.0	26.9	26.9

Total Consolidated Net Sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 22 to our consolidated year-end financial statements.

(2)	Excluding depreciation and amortization.

For the years ended December 31, 2009, 2010 and 2011, 85.1%, 86.8% and 86.8%, respectively, of our total consolidated net sales were in Mexico. See Note 22 to our consolidated year-end financial statements.

Summary of Business Segment Results

The following table sets forth the net sales and operating segment income (loss) of each of our reportable business segments and intersegment sales, corporate expenses and depreciation and amortization for the years ended December 31, 2009, 2010 and 2011. In 2011, we adopted the provisions of Mexican FRS B-5, “Financial Information by Segments” issued by the Mexican Financial Reporting Standards Board. This standard requires us to identify our reportable operating segments based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. In accordance with this standard, we currently classify our operations into seven business segments: Television Broadcasting, Pay Television Networks, Programming Exports, Publishing, Sky, Cable and Telecom, and Other Businesses. Effective October 1, 2009, we began consolidating the assets, liabilities and results of operations of TVI in our consolidated financial statements as part of our Cable and Telecom business segment. See Note 2 to our consolidated year-end financial statements.

	Year Ended December 31,(1)
	2009		2010		2011
	(Millions of Pesos)
Segment Net Sales
Television Broadcasting	Ps.	21,561.6	Ps.	22,750.1	Ps.	22,829.2
Pay Television Networks		2,736.6		3,146.2		3,584.8
Programming Exports		2,845.9		3,074.8		4,038.7
Publishing		3,356.1		3,229.6		3,191.8
Sky		10,005.2		11,248.2		12,479.2
Cable and Telecom		9,241.8		11,814.2		13,635.4
Other Businesses		3,771.4		3,812.3		4,126.6

Total Segment Net Sales		53,518.6		59,075.4		63,885.7
Intersegment Operations		(1,166.1)		(1,218.6)		(1,304.2)

Total Consolidated Net Sales	Ps.	52,352.5	Ps.	57,856.8	Ps.	62,581.5

Operating Segment Income (Loss)
Television Broadcasting	Ps.	10,323.9	Ps.	10,714.3	Ps.	10,524.3
Pay Television Networks		1,660.4		1,622.0		1,803.9
Programming Exports		1,437.2		1,503.6		2,116.3
Publishing		190.7		425.3		452.6

Sky	4,478.8	5,074.5	5,790.3
Cable and Telecom	2,971.9	3,907.2	4,768.3
Other Businesses	(318.2)	(184.0)	(118.7)

Total Operating Segment Income(2)	20,744.7	23,062.9	25,337.0
Corporate Expenses(2)	(658.2)	(901.0)	(1,085.2)
Depreciation and Amortization(2)	(4,929.6)	(6,579.3)	(7,429.8)

Total Consolidated Operating Income(3)	Ps. 15,156.9	Ps. 15,582.6	Ps. 16,822.0

(1)	Certain segment data set forth in these tables may vary from certain data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report reflect sales from intersegment operations in all periods presented. See Note 22 to our consolidated year-end financial statements.

(2)	The total operating segment income data set forth in this annual report do not include corporate expenses and depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.

(3)	Total consolidated operating income reflects corporate expenses and depreciation and amortization in all periods presented. See Note 22 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2009, 2010 and 2011, we recognized 29.0%, 28.5% and 29.2%, respectively, of our net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2011

Compared to the Year Ended December 31, 2010

Total Segment Results

Net Sales

Our net sales increased by Ps.4,724.7 million, or 8.2%, to Ps.62,581.5 million for the year ended December 31, 2011 from Ps.57,856.8 million for the year ended December 31, 2010. This increase was attributable to revenue growth across all our business segments with the exception of Publishing. Growth was especially strong in our Cable and Telecom, Sky, Programming Exports and Pay Television Networks segments.

Cost of Sales

Cost of sales increased by Ps.1,871.5 million, or 7.1%, to Ps.28,166.3 million for the year ended December 31, 2011 from Ps.26,294.8 million for the year ended December 31, 2010. This increase was due to higher costs in our Sky, Cable and Telecom, Programming Exports, Pay Television Networks, Television Broadcasting and Other Businesses segments. These increases were partially offset by a decrease in the costs of our Publishing segment.

Selling Expenses

Selling expenses increased by Ps.175.1 million, or 3.6%, to Ps.4,972.8 million for the year ended December 31, 2011 from Ps.4,797.7 million for the year ended December 31, 2010. This increase was attributable to higher selling expenses in our Cable and Telecom, Television Broadcasting, Programming Exports and Pay Television Networks segments. These increases were partially offset by a decrease in selling expenses in our Sky, Publishing and Other Businesses segments.

Administrative Expenses

Administrative expenses increased by Ps.588.2 million, or 12.8%, to Ps.5,190.6 million for the year ended December 31, 2011 from Ps.4,602.4 million for the year ended December 31, 2010. The growth reflects increased administrative expenses in our Cable and Telecom, Sky, Television Broadcasting and Programming Exports segments, as well as an increase in corporate expenses due to higher share-based compensation expense, which amounted to approximately Ps.653.2 million in 2011, compared with Ps.560.6 million in 2010. These increases were partially offset by a decrease in administrative expenses in our Pay Television Networks, Publishing and Other Businesses segments.

Television Broadcasting

Television Broadcasting net sales are derived primarily from the sale of advertising time on our national television networks, Channels 2, 4, 5 and 9, and local stations, including our English language station on the Mexico/U.S. border. The contribution of local stations net sales to Television Broadcasting net sales was 11.8% in 2010 and 11.2% in 2011. No Television Broadcasting advertiser accounted for more than 10% of Television Broadcasting advertising sales in any of these years.

Television Broadcasting net sales, representing 38.5% and 35.7% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased marginally by Ps.79.1 million, or 0.3%, to Ps.22,829.2 million for the year ended December 31, 2011 from Ps.22,750.1 million for the year ended December 31, 2010. This increase was achieved despite the contribution to Television Broadcasting net sales for 2010 attributable to our sales during that year of the broadcast and transmission of the Soccer World Cup. During 2011, Televisa’s content continued to achieve high ratings. The final episode of the novela “Teresa” was the highest-rated program transmitted in Mexico through broadcast television during the year. Additionally, eight of the top-ten-rated shows on over-the-air television in Mexico were produced and transmitted by Televisa. Upfront deposits represented 72.5% of revenues during 2011, compared with 78.3% during 2010; the remaining were sales in the spot market.

Television Broadcasting operating segment income decreased by Ps.190.0 million, or 1.8%, to Ps.10,524.3 million for the year ended December 31, 2011 from Ps.10,714.3 million for the year ended December 31, 2010. This decrease was due to the increase in cost of sales related to the produced programs costs (news and variety programs, principally), and an increase in operating expenses, primarily in promotional, advertising and personnel expenses. This decrease was partially offset by an increase in net sales.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We sell part of advertising to our customers on a cost per rating point basis or cost-per-thousand basis. Under cost per rating point pricing, we are not committed with advertisers to achieve a certain rating upon broadcast, and therefore, we do not have to provide any future price adjustments if the rating is not met.

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

During 2010 and 2011, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,512 hours of advertising time in 2010 and 1,289 hours in 2011. During sign-on to sign-off hours, we sold 3,071 hours of advertising time in 2010 and 2,723 hours in 2011. The decrease in sold advertising time mainly reflects a change of programming in Channel 4 and fewer product infomercials. Television Broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2010 and 2011, we had received Ps.16,556.2 million and Ps.18,026.5 million, respectively, of advertising deposits for television advertising time during 2011 and 2012, respectively, representing approximately U.S.$1,339.8 million and U.S.$1,289.6 million, respectively, at the applicable year-end exchange rates. Approximately 66.0% and 63.9% of these deposits as of December 31, 2010 and 2011, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2010 and 2011 was 4.6 months for both years.

On January 19, 2012, the Reglamento a la Ley General de Salud en Materia de Publicidad, or General Health Law Regulation on Advertising, was amended. As a result of these amendments, we are bound to request proof of evidence from advertisers of registration of their products before the Comisión para la Protección de Riesgos Sanitarios, or Federal Commission for the Protection Against Sanitary Risks, or Cofepris, and authorization thereof. Otherwise, we have to suspend the broadcast of advertisers that do not comply with these obligations. The foregoing may result in a decrease in our income.

Pay Television Networks

Pay Television Networks net sales are derived primarily from revenues received in exchange for providing television channels to pay-TV providers servicing Mexico, the United States, Europe, the Caribbean, Australia, Latin America and Canada.

Pay Television Networks net sales also included in 2010, the revenues from TuTv, our former pay-TV venture in the United States with Univision. Beginning December 2010, we no longer consolidate TuTv in our financial statements, because we sold to Univision our entire interest in TuTv which represented 50% of its capital stock, pursuant to the investment agreement with Univision and the purchase and assignment and assumption agreement entered into in connection therewith. Revenues from advertising time sold with respect to programs provided to cable systems in Mexico and internationally are also reflected in this segment. Pay Television Networks sell advertising on a scatter basis, independently from our other media-related segments.

Pay Television Networks net sales, representing 5.3% and 5.6% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased by Ps.438.6 million, or 13.9%, to Ps.3,584.8 million for the year ended December 31, 2011 from Ps.3,146.2 million for the year ended December 31, 2010. The annual increase was driven by higher revenues from channels sold mainly in Mexico and Latin America, as well as higher advertising sales, which represented 24.1% of segment revenue in 2011, up from 22.7% in 2010. The 2011 results no longer include the consolidation of TuTV, which was sold to Univision in 2010. Excluding the contribution to revenues of TuTV in the 2010 results, which amounted to Ps.175.6 million, the increase in net sales in our Pay Television Networks segment was 20.7%. During 2011, we successfully added “Tiin” to our portfolio of channels. This new network targets young teenagers and complements our existing portfolio of pay-TV channels.

Pay Television Networks operating segment income increased by Ps.181.9 million, or 11.2%, to Ps.1,803.9 million for the year ended December 31, 2011, from Ps.1,622.0 million for the year ended December 31, 2010. These results reflect higher revenue and the absence of costs and expenses related to (i) ForoTV, which is now part of Television Broadcasting; (ii) the transmission of the World Cup by TDN in 2010; and (iii) TuTV, which is no longer consolidated. This was partially offset by an increase in the cost of content, mainly as a result of the launch of “Tiin” and more in-house productions.

Programming Exports

Programming Exports net sales consist primarily of revenues from program license agreements and principally relate to our telenovelas and our variety programs. In 2010 and 2011, 64.0% and 70.2%, respectively, of net sales for this segment were attributable to programming licensed under our Program License Agreement with Univision. In 2010 and 2011, we received U.S.$156.1 million and U.S.$224.9 million, respectively, in program royalties from Univision, related to the Univision Network and Galavision Network.

Programming Exports net sales, representing 5.2% and 6.3% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased by Ps.963.9 million, or 31.3%, to Ps.4,038.7 million for the year ended December 31, 2011 from Ps.3,074.8 million for the year ended December 31, 2010. The growth was primarily due to an increase in royalties from Univision, from US$156.1 million in 2010 to US$224.9 million in 2011. This reflects the ongoing ratings success of Univision, and the favorable impact of the revised royalty structure. Additionally, during the second-half of 2011, we received revenues from Netflix.

Programming Exports operating segment income increased by Ps.612.7 million, or 40.7%, to Ps.2,116.3 million for the year ended December 31, 2011 from Ps.1,503.6 million for the year ended December 31, 2010. This increase reflects higher sales that were partially offset by higher amortization costs relating to co-produced and exportable programming, including “La Fea más Bella” and “Rebelde”, as well as an increase in operating expenses, primarily personnel and promotional and advertising expenses.

Publishing

Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.

Publishing net sales, representing 5.5% and 5.0% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, decreased by Ps.37.8 million, or 1.2%, to Ps.3,191.8 million for the year ended December 31, 2011 from Ps.3,229.6 million for the year ended December 31, 2010. This decrease reflects mainly a decrease in circulation and advertising revenue in Mexico, which was partially offset by an increase in advertising revenue abroad.

Publishing operating segment income increased by Ps.27.3 million, or 6.4%, to Ps.452.6 million for the year ended December 31, 2011 from Ps.425.3 million for the year ended December 31, 2010. This increase reflects primarily lower paper and printing costs and our ongoing strict control on operating expenses, which was partially offset by the decrease in net sales.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 19.0% and 19.5% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased by Ps.1,231.0 million, or 10.9%, to Ps.12,479.2 million for the year ended December 31, 2011 from Ps.11,248.2 million for the year ended December 31, 2010. The annual increase was driven by strong growth in the subscriber base of more than 964,300, mainly attributable to the continued success of Sky’s low-cost offerings and exclusive content. Sky’s attractive and exclusive content offerings included some of the most important soccer tournaments, such as the “Copa de Oro” and “Copa América”. As of December 31, 2011, the number of gross active subscribers increased to approximately 4,008,400 (including 157,600 commercial subscribers), compared with 3,044,000 (including 149,900 commercial subscribers) as of December 31, 2010. Sky closed the year with more than 159,300 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.715.8 million, or 14.1%, to Ps.5,790.3 million for the year ended December 31, 2011 from Ps.5,074.5 million for the year ended December 31, 2010. These results reflect higher net sales as well as the absence of amortization costs related to the exclusive transmission of certain 2010 Soccer World Cup matches. This was partially offset by an increase in operating expenses due to commissions paid, personnel expenses and increase in the provision for doubtful trade accounts.

Cable and Telecom

Cable and Telecom net sales are derived from cable television and telecommunication services, as well as advertising sales. Net sales for cable television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Beginning June 2008, we began to consolidate the financials of Cablemás, a significant cable operator in Mexico operating in 50 cities, into our financial statements. Beginning October 2009, we began to consolidate the financials of TVI. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales for cable television advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás and TVI. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable and Telecom net sales, representing 20.0% and 21.3% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased by Ps.1,821.2 million, or 15.4%, to Ps.13,635.4 million for the year ended December 31, 2011 from Ps.11,814.2 million for the year ended December 31, 2010. This increase was primarily due to the addition of more than 623,100 revenue generating units (RGUs) in Cablevisión, Cablemás and TVI during the year as a result of the success of our competitive offerings. During the year, Cablevisión, Cablemás, TVI and Bestel net sales increased 12.3%, 16.3%, 17.2% and 19.6%, respectively.

Cable and Telecom operating segment income increased by Ps.861.1 million, or 22.0%, to Ps.4,768.3 million for the year ended December 31, 2011 from Ps.3,907.2 million for the year ended December 31, 2010. These results reflect continued growth in the cable platforms, and improved operating margins at Bestel. These favorable factors were partially offset by an increase in signal costs due to the increase in the subscriber base as well as an increase in personnel and advertising expenses during 2011.

The following table sets forth the breakdown of RGUs as of December 31, 2011:

	Cablevisión	Cablemás	TVI
Video	727,235	1,085,173	370,411
Broadband	408,408	466,827	191,406
Voice	251,340	266,160	132,360
RGUs	1,386,983	1,818,160	694,177

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, revenues from our internet businesses, which includes revenues from advertisers for advertising space on Esmas.com and Televisa.com, and revenues related to our PSMS messaging service, gaming, radio and publishing distribution.

Other Businesses net sales, representing 6.5% and 6.6% of our total segment net sales for the years ended December 31, 2010 and 2011, respectively, increased by Ps.314.3 million, or 8.2%, to Ps.4,126.6 million for the year ended December 31, 2011 from Ps.3,812.3 million for the year ended December 31, 2010. Businesses with increased sales in 2011 included our feature-film distribution, soccer, and gaming businesses. The results of the gaming business were driven by the success in the launch of new games. The soccer business benefited from the consolidation of the teams Necaxa and San Luis. Finally, the feature-film distribution business distributed hits such as “Salvando al Soldado Pérez” and “La Leyenda de la Llorona”. These increases were partially offset by a decrease in net sales in our publishing distribution business.

Other Businesses operating segment loss decreased by Ps.65.3 million, or 35.5%, to Ps.118.7 million for the year ended December 31, 2011 from Ps.184.0 million for the year ended December 31, 2010. This decrease was attributable to the positive shift from operating losses in 2010 to operating income in 2011 in our gaming and internet businesses, as well as an increase in the operating income of our radio business. These favorable effects were partially offset by an increase in the operating segment loss of our sports and show business promotions and publishing distribution businesses.

New Structure of Segments in 2012

At the beginning of 2012, we adjusted our segment reporting structure. From the first quarter of 2012 onwards, the results of Television Broadcasting, Pay Television Networks and Programming Exports businesses, which were previously reported as separated segments, and the internet business, which was previously reported as part of the Other Businesses segment, will be reported as a single segment, Content, which will categorize our source of content revenue as follows:

a)	Advertising,

b)	Network Subscription Revenue, and

c)	Licensing and Syndication.

Given the cost structure of our Content business, operating segment income will be reported as a single line item. For a better understanding of the structure of our new Content Segment that will be used for reporting purposes, prior-year figures have been adjusted as follows:

	Year Ended December 31,
	2009	2010	2011
	(Millions of Pesos)
Net Sales:	Ps. 27,406.0	Ps. 29,234.7	Ps. 30,685.6
Advertising	21,396.7	22,746.5	23,206.1
Network Subscription Revenue	2,200.7	2,379.2	2,590.8
Licensing and Syndication	3,808.6	4,109.0	4,888.7
Operating Segment Income	Ps. 13,417.0	Ps. 13,820.3	Ps. 14,465.6

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.850.5 million, or 12.9%, to Ps.7,429.8 million for the year ended December 31, 2011 from Ps.6,579.3 million for the year ended December 31, 2010. This change primarily reflects an increase in such expense in our Cable and Telecom, Sky and Television Broadcasting segments, which was partially offset by a decrease in our Publishing and Other Businesses segments.

Non-operating Results

Other Expense, Net

Other expense, net, increased by Ps.72.8 million, or 12.8%, to Ps.640 million for the year ended December 31, 2011, compared with Ps.567.2 million for the year ended December 31, 2010. The increase reflected primarily the absence in 2011 of a gain on disposition in 2010 of our equity stakes in Volaris, a low-cost carrier airline, and TuTv, a distributor of our Spanish-speaking programming packages in the United States. These unfavorable factors were partially offset primarily by (i) a reduction of expenses related to financial advisory and professional services, (ii) a lower loss on disposition of property and equipment, and (iii) the absence of expenses related to an impairment adjustment made to the carrying value of goodwill in our Publishing segment and the refinancing of debt of Cablemás in 2010.

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

The net expense attributable to integral cost of financing increased by Ps.1,114.1 million, or 36.8%, to Ps.4,142.7 million for the year ended December 31, 2011 from Ps.3,028.6 million for the year ended December 31, 2010. This increase reflected primarily (i) a Ps.697.4 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in 2011 and (ii) a Ps.515.7 million increase in foreign unhedged exchange loss resulting primarily from the unfavorable effect of a 13.1% depreciation of the Mexican peso against the U.S. dollar in 2011 on our average net U.S. dollar liability position compared with a 5.5% appreciation in 2010 on our average net U.S. dollar liability position. These unfavorable changes were partially offset by a Ps.99 million increase in interest income, which is primarily attributable to our investment in debentures issued by BMP and GSF, the controlling companies of Univision and Iusacell, respectively, in 2011, which effect was partially offset by a lower average amount of cash and cash equivalents in 2011.

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

Equity in losses of affiliates, net, increased by Ps.237.5 million to Ps.449.4 million in 2011 compared with Ps.211.9 million in 2010. This increase reflected mainly equity in losses of La Sexta, a free-to-air television channel in Spain, and BMP, the controlling company of Univision. This increase was partially offset by an increase in equity in earnings of OCEN, a live-entertainment venture in Mexico.

Income Taxes

Income taxes increased by Ps.150.8 million, or 4.6%, to Ps.3,409.8 million in 2011 from Ps.3,259 million in 2010. This increase reflected primarily a higher effective income tax rate.

We are authorized by the Mexican tax authorities to compute our income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.

The Mexican corporate income tax rates in 2009, 2010 and 2011 were 28%, 30% and 30%, respectively.

The Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) became effective in Mexico as of January 1, 2008. This flat tax replaced Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The IETU is calculated by applying a tax rate of 17% in 2009 and 17.5% in 2010, 2011 and thereafter. Although the IETU is defined as a minimum tax it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax. As of December 31, 2009 and 2010, this tax did not have a material effect on the Group’s deferred tax position, and the Group expects to pay primarily the regular income tax in the near future on a tax consolidated basis.

In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate is increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; (ii) the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this income tax has to be made in installments of 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year; and (iv) this procedure applies to the deferred income tax resulting from the tax consolidation regime prior to and from 2010, so taxpayers paid in 2010 and 2011 the first and second installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004 and in 2011, the first installment of the amount of the deferred tax benefit determined for the year ended December 31, 2005. See “Risk Factors — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

Non-controlling Interest Net Income

Non-controlling interest net income reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Telecom and Sky segments, as well as our Radio businesses.

Non-controlling interest net income increased by Ps.458 million, or 55%, to Ps.1,290.5 million in 2011, from Ps.832.5 million in 2010. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by non-controlling equity owners in our Cable and Telecom and Sky segments.

Controlling Interest Net Income

We generated controlling interest net income in the amount of Ps.6,889.6 million in 2011, as compared to Ps7,683.4 million in 2010. The net decrease of Ps.793.8 million reflected:

•	a Ps.72.8 million increase in other expense;

•	a Ps.1,114.1 million increase in integral cost of financing, net;

•	a Ps.237.5 million increase in equity in losses of affiliates, net;

•	a Ps.150.8 million increase in income taxes; and

•	a Ps.458.0 million increase in non-controlling interest net income.

These changes were partially offset by:

•	a Ps.1,239.4 million increase in operating income.

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

Television Broadcasting

Television Broadcasting net sales increased by Ps.1,188.5 million, or 5.5%, to Ps.22,750.1 million for the year ended December 31, 2010 from Ps.21,561.6 million for the year ended December 31, 2009. Our content continued to perform well. For example the final episode of the telenovela “Soy tu Dueña” was the highest rated program transmitted in Mexico through broadcast television during the year, and nine of the top-ten rated shows on over-the-air television in Mexico were transmitted by us. The sales of the broadcast and transmission of the 2010 Soccer World Cup in South Africa also contributed to the increase in net sales.

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

Pay Television Networks

Pay Television Networks net sales increased by Ps.409.6 million, or 15.0%, to Ps.3,146.2 million for the year ended December 31, 2010 from Ps.2,736.6 million for the year ended December 31, 2009. This increase was achieved in spite of a negative translation effect of foreign-currency-denominated sales, and was driven by higher revenues from channels sold in Mexico as well as higher advertising sales, which represented 22.7% of segment revenue in 2010. Some of the most successful channels during the year included Clásico TV and the 2-hour delayed broadcast of Channel 2. Additionally, during the year, we successfully added to our portfolio of high-definition channels Golden and American Network, and launched the TL Novela channel in Brazil.

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

Programming Exports

Programming Exports net sales increased by Ps.228.9 million, or 8.0%, to Ps.3,074.8 million for the year ended December 31, 2010 from Ps.2,845.9 million for the year ended December 31, 2009. This increase was primarily due to an increase in royalties from Univision, from U.S.$143.0 million in 2009 to U.S.$156.1 million in 2010, as well as higher programming sales, mainly in Europe, and higher revenue from co-productions abroad. This increase was partially offset by a negative translation effect on foreign-currency-denominated sales.

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

Publishing

Publishing net sales decreased by Ps.126.5 million, or 3.8%, to Ps.3,229.6 million for the year ended December 31, 2010 from Ps.3,356.1 million for the year ended December 31, 2009. The annual decrease was driven by the negative impact of the translation effect on foreign-currency-denominated sales and by a restructuring of the business, which included taking some magazines off the market, resulting in a decrease in magazine circulation in Mexico and consequently a decrease in advertising revenue. This decrease was partially offset by an increase in advertising sales abroad.

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

Sky

Sky net sales increased by Ps.1,243.0 million, or 12.4%, to Ps.11,248.2 million for the year ended December 31, 2010 from Ps.10,005.2 million for the year ended December 31, 2009. The annual increase was driven by solid growth in the subscriber base in Mexico, mainly attributable to the success of Sky’s new low-cost offerings. Additionally, Sky transmitted 24 matches of the 2010 Soccer World Cup on an exclusive basis and in some packages sold it as a pay-per-view event. The number of gross active subscribers increased to 3,044,000 (including 149,900 commercial subscribers) as of December 31, 2010 from 1,959,700 (including 144,300 commercial subscribers) as of December 31, 2009.

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

Cable and Telecom

Cable and Telecom net sales increased by Ps.2,572.4 million, or 27.8%, to Ps.11,814.2 million for the year ended December 31, 2010 from Ps.9,241.8 million for the year ended December 31, 2009. This increase was primarily due to the consolidation of TVI effective October 1, 2009, which represented incremental sales of Ps.1,463.5 million, as well as the addition of more than 356,000 revenue generating units (RGUs) in Cablevisión and Cablemás.

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

Other Businesses

Other Businesses net sales increased by Ps.40.9 million, or 1.1%, to Ps.3,812.3 million for the year ended December 31, 2010 from Ps.3,771.4 million for the year ended December 31, 2009. This increase was primarily due to higher sales related to our gaming, sporting events production, radio and publishing distribution businesses. This increase was partially offset by lower sales in our feature-film distribution and internet businesses.

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

Non-operating Results

Other Expense, Net

Other expense, net, decreased by Ps.1,197.7 million, or 67.9%, to Ps.567.2 million for the year ended December 31, 2010, compared with Ps.1,764.9 million for the year ended December 31, 2009. This decrease reflected primarily (i) a reduction in non-cash impairment adjustments to the carrying value of goodwill in our Cable and Telecom, Television Broadcasting and Publishing segments and (ii) the gain on disposition of investments in shares. These favorable variances were partially offset by (i) non-recurring expenses related to the refinancing of debt of Cablemás, and (ii) increases in other expenses related to financial advisory and professional services and the disposition of equipment.

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

The net expense attributable to integral cost of financing increased by Ps.55.3 million, or 1.9%, to Ps.3,028.6 million for the year ended December 31, 2010 from Ps.2,973.3 million for the year ended December 31, 2009. This increase primarily reflected (i) a Ps.478.9 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in 2010, and (ii) a Ps.5.9 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2010. These unfavorable variances were partially offset by a Ps.429.5 million decrease in foreign exchange loss resulting primarily from the favorable effect of a 5.5% appreciation of the Mexican peso against the U.S. dollar in 2010 on our average net U.S. dollar liability position in 2010, which changed from a net U.S. dollar asset position in 2009.

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

Equity in losses of affiliates, net, decreased by Ps.503.4 million, or 70.4%, to Ps.211.9 million in 2010 compared with Ps.715.3 million in 2009. This decrease mainly reflected a reduction in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain. This decrease was partially offset by the absence of equity in earnings of (i) Volaris, as we disposed of this investment in the third quarter of 2010, and (ii) TVI, as we began consolidating its assets, liabilities and results of operations in our consolidated financial statements effective in the fourth quarter of 2009. Equity in losses of affiliates, net, for the year ended December 31, 2010, is mainly comprised of the equity in loss of La Sexta, which was partially offset by the equity in earnings of other associates.

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

The IETU became effective in Mexico as of January 1, 2008. This flat tax replaced Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The IETU is calculated by applying a tax rate of 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter. Although the IETU is defined as a minimum tax it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the flat tax. As of December 31, 2008, 2009 and 2010, this tax did not have an effect on the Group’s deferred tax position, and the Group does not expect to have to pay the IETU in the near future.

In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010. The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate is increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; (ii) the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this income tax has to be made in installments of 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year; and (iv) this procedure applies for the deferred income tax resulting from the tax consolidation regime prior to and from 2010, so taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004. See “Risk Factors — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

Non-controlling Interest Net Income

Non-controlling interest net income reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Telecom and Sky segments, as well as our Radio businesses.

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

Controlling Interest Net Income

We generated controlling interest net income in the amount of Ps.7,683.4 million in 2010, as compared to Ps.6,007.1 million in 2009. The net increase of Ps.1,676.3 million reflected:

•	a Ps.425.7 million increase in operating income, net;

•	a Ps.1,197.7 million decrease in other expense, net; and

•	a Ps.503.4 million decrease in equity in losses of affiliates, net.

These changes were partially offset by:

•	a Ps.55.3 million increase in integral cost of financing, net;

•	a Ps.138.3 million increase in income taxes; and

•	a Ps.256.9 million increase in non-controlling interest net income.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2009	2010	2011
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	(5.5%)	(5.5%)	13.1%
Mexican inflation rate(2)	3.6	4.4	3.8
U.S. inflation rate	2.7	1.5	2.9
Increase (decrease) in Mexican GDP(3)	(6.2)	5.5	3.9

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.13.84 per U.S. Dollar as of December 31, 2008; Ps.13.08 per U.S. Dollar as of December 31, 2009; Ps.12.3576 per U.S. Dollar as of December 31, 2010; and Ps.13.9785 per U.S. Dollar as of December 31, 2011.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 92.2 in 2008; 95.5 in 2009; 99.7 in 2010; and 103.5 in 2011.

(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2011 as estimated by INEGI.

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

•

Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	(Millions of U.S. Dollars)
Revenues	U.S.$	716	U.S.$	743	U.S.$	836
Operating costs and expenses		659		623		626

On a consolidated basis, in 2009, 2010 and 2011, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

U.S. GAAP Reconciliation

For a discussion of the principal quantitative and disclosure differences between Mexican FRS and U.S. GAAP as they relate to us through December 31, 2011, see Note 24 to our consolidated year-end financial statements.

International Financial Reporting Standards

In the first quarter of 2009, the CNBV issued regulations for listed companies in Mexico requiring the adoption of IFRS as issued by the IASB to report comparative financial information for periods beginning no later than January 1, 2012. We have already completed a plan to comply with these regulations and started reporting our consolidated financial statements in accordance with IFRS in the first quarter of 2012.

Beginning on January 1, 2012, we discontinued using Mexican FRS and adopted IFRS as issued by the IASB for financial reporting purposes. Accordingly, our consolidated financial statements as of December 31, 2012, and for the year ending on that date, will be presented on a comparative basis in accordance with IFRS. Mexican FRS differs in certain respects from IFRS. Information relating to the nature and effect of certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in our consolidated stockholders’ equity as of January 1, 2011, the transition date, and December 31, 2011, is presented in Note 23 to our consolidated year-end financial statements.

Recently Issued IFRS

As mentioned in Notes 1(a) and 23 to our consolidated year-end financial statements, as of January 1, 2012 we adopted IFRS for the preparation of our consolidated financial statements. Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods. We are in the process of evaluating the potential impact of these pronouncements on our consolidated financial statements in accordance with IFRS.

Deferred Tax: Recovery of Underlying Assets (Amendments to International Accounting Standard (“IAS”) 12). These amendments introduce an exception to the existing standard for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, Income Taxes—Recovery of Revalued Non-depreciable Assets, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. These amendments are effective for annual periods beginning on or after January 1, 2012.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1). The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income (“OCI”) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. These amendments are effective for annual periods beginning on or after July 1, 2012 (retrospective application required), with early adoption permitted.

IAS 19, Employee Benefits (as amended in 2011). This standard, as amended, eliminates the corridor approach for the recognition of actuarial gains or losses, and requires the calculation of finance costs on a net funding basis. This amended standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 9, Financial Instruments. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. This standard is effective for periods beginning on or after January 1, 2015, with early adoption permitted.

IFRS 10, Consolidated financial statements. The objective of IFRS 10 is to establish principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. It replaces IAS 27 and SIC 12 and is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 11, IFRS 12, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 11, Joint Arrangements. IFRS 11 focuses on the rights and obligations of the arrangement rather than its legal form. It specifies that there are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is not longer allowed. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 12, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 12, Disclosures of Interests in Other Entities. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 13, Fair Value Measurement. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 27, Separate Financial Statements (as amended in 2011). This amended standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. It is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as amended in 2011) at the same time.

IAS 28, Investments in Associates and Joint Ventures (as amended in 2011). This amended standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (as amended in 2011) at the same time.

Critical Accounting Policies

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican FRS and U.S. GAAP are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, and fair value measurements. For a full description of these and other accounting policies, see Note 1 and Note 24 to our consolidated year-end financial statements.

Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under Mexican FRS and U.S. GAAP, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period. See Note 1(e) to our consolidated year-end financial statements.

We estimate the expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including our consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than we estimate, we may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

We also purchase programming from, and enter into license arrangements with, various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than we estimate, we may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than we estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

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

In the past we have made significant capital contributions and loans to our joint ventures, and we may in the future make additional capital contributions and loans to at least some of our joint ventures. In the past, these ventures have generated, and they may continue to generate, operating losses and negative cash flows as they continue to build and expand their respective businesses.

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

The measurement of impairment to goodwill and intangible assets with indefinite lives involves the estimation of fair values. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the fair value of a cash generating unit using a combination of a discounted cash flow analysis and a market-based approach, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determine the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach and the consideration of whether a discount premium should be applied to comparable companies.

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

The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.971 million of goodwill as of December 31, 2010. There were no goodwill impairments recorded in 2011. Related impairments are discussed in Note 24(e) to our consolidated year-end financial statements.

In order to evaluate the sensitivity of the fair value estimates, the Group applied a hypothetical 10% decrease to the fair value of each of the reporting units as well as the indefinite-lived intangibles which were tested separately. Such a hypothetical 10% decrease would not have had a significant effect with respect to the estimated recoverable value of goodwill and other indefinite-lived intangible assets with the exception of the Telecom reporting unit, where such a hypothetical decrease would have resulted in the recognition of an impairment charge of approximately Ps.604 million as of December 31, 2011.

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

Deferred Income Taxes. Under both Mexican FRS and U.S. GAAP, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, we may need to adjust the amount of the valuation allowance under certain circumstances. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Financial Assets and Liabilities Measured at Fair Value. We have a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value. The following provides a summary of the financial assets and liabilities under U.S. GAAP and a discussion of the fair value estimates inherent therein.

Financial assets and liabilities measured at fair value under U.S. GAAP as of December 31, 2011 (in thousands of Mexican Pesos):

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,422,563	Ps.	2,735,124	Ps.	2,687,439	Ps.	—
Available-for-sale investments:
Open ended fund		2,812,200		—		2,812,200		—
Convertible Debentures due 2025		15,767,748		—		—		15,767,748
GSF Convertible Debentures(1)		19,959,342		—		—		19,959,342
Derivative financial instruments		145,009		—		145,009		—

Total	Ps.	44,106,862	Ps.	2,735,124	Ps.	5,644,648	Ps.	35,727,090

Liabilities:
Derivative financial instruments	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

Total	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

(1)	Under Mexican FRS this investment is recorded as an other permanent investment and recorded at cost subject to impairment test when there are indicators of impairment.

The table below presents the reconciliation under U.S. GAAP for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2011.

	Convertible Debentures due 2025
Balance at beginning of year	Ps.	13,904,222
Total gain or losses (realized/unrealized):		—
Included in earnings		—
Included in other comprehensive income		2,593,812
Purchase, issuance and settlements		19,229,056

Balance as the end of year	Ps.	35,727,090

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

Available-for-Sale Investments.

Investments in securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

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

Convertible Debentures due 2025

On December 20, 2010, we made cash investments in the form of 1.5% Convertible Debentures due 2025 of BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904 million), which are convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 2, 5 and 9 to our consolidated year-end financial statements).

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

We determined projected future cash flows for a 5-year period and applied an annuity for the following periods. In order to evaluate the sensitivity of the fair value estimates of the Convertible Debentures, we applied a hypothetical 10% increase and decrease in the projected future cash flows. The hypothetical analysis would have resulted in an increase in the fair value of the Convertible Debentures of approximately U.S.$388 million (Ps.5,428 million) and a decrease in the fair value of the Convertible Debentures of approximately U.S.$388 million (Ps.5,428 million) as of December 31, 2011. The result of this analysis does not purport to represent actual changes in the fair value of the Convertible Debentures.

GSF Unsecured Convertible Debentures

As described in Note 2 to our consolidated year-end financial statements, on April 7, 2011, we reached an agreement with GSF, the controlling company of Iusacell, under which we made an investment of U.S.$37.5 million (Ps.442,001) in 1.093875% of the outstanding shares of common stock of GSF and U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF.

We have accounted for this investment as an other permanent investment under Mexican FRS subject to an impairment test when there are indicators of impairment. Under U.S. GAAP the investment is accounted for as an available-for-sale debt security. In performing the impairment analysis for Mexican FRS and determining the fair value under U.S. GAAP, we determined the fair value of the Convertible Debentures using the expected present value valuation methodology based on post-tax discounted cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flows and risk-adjusted discount rates based on weighted average cost of capital, among others. Our estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates use to manage the underlying business. We concluded at December 31, 2011 that impairment did not exist, as the fair value of the convertible debentures was valued above cost at Ps.19,959,342.

In order to evaluate the sensitivity of the fair value estimates of the Convertible Debentures, we applied a hypothetical 10% increase and decrease in the projected future cash flows. The hypothetical analysis would have resulted in an increase in the fair value of the Convertible Debentures of approximately Ps.2,404,171 and a decrease in the fair value of the Convertible Debentures of approximately Ps.2,404,171 as of December 31, 2011. The result of this analysis does not purport to represent actual changes in the fair value of the Convertible Debentures. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

Derivative Financial Instruments.

Derivative Financial Instruments include swaps, forwards and options. (See Notes 1(p) and 9 to our consolidated year-end financial statements).

Our derivative portfolio is entirely over-the-counter (“OTC”). Our derivatives are valued using industry standard valuation models: projecting future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.

Pension and Seniority Premiums Plan Assets. The pension and seniority premiums plan assets consist primarily of common stock, mutual funds of fixed rate instruments and money market securities (see Note 24(g) to our consolidated year-end financial statements).

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

The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.971 million of goodwill as of December 31, 2010. There were no non-recurring fair value measurements in 2011 as no impairments were recorded. Related impairments are discussed in Note 24(e) to our consolidated year-end financial statements.

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn used, and continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first nine months of the following year. As of December 31, 2011, December 31, 2010, and December 31, 2009, we had received Ps.18,026.5 million (nominal), Ps.16,556.2 million (nominal) and Ps.17,810.4 million (nominal), respectively, of advertising deposits for television advertising during 2012, 2011 and 2010, respectively, representing U.S.$1.3 billion, U.S.$1.3 billion, and U.S.$1.4 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2011, represented an 8.9% increase, as compared to year-end 2010, and deposits as of December 31, 2010, represented a 7.0% decrease, as compared to year-end 2009. Approximately 63.9%, 66.0% and 64.2% of the advance payment deposits as of each of December 31, 2011, December 31, 2010, and December 31, 2009, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2011 and 2010 was 4.6 months for both years, and at December 31, 2009 was 4.5 months.

During the year ended December 31, 2011, we had a net decrease in cash and cash equivalents of Ps.4,666.6 million, as compared to a net decrease in cash and cash equivalents of Ps.8,998.9 million during the year ended December 31, 2010.

Net cash provided by operating activities for the year ended December 31, 2011, amounted to Ps.22,855.2 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.7,429.7 million; net unrealized foreign exchange loss of Ps.1,199.6 million; interest expense of Ps.4,109.1 million; impairment of long-lived assets and other amortization of Ps.124.7 million; and equity in losses of affiliates of Ps.449.4 million. Income taxes paid for the year ended December 31, 2011 amounted to Ps.3,622.6 million.

Net cash used for investing activities for the year ended December 31, 2011, amounted to Ps.25,093.3 million, and was primarily used for investments in property, plant and equipment of Ps.9,668.5 million; held-to-maturity and available-for-sale investments of Ps.313.9 million; equity method and other investments of Ps.1,916.9 million; investment in convertible debentures of Ps.19,229.0 million; and investments in goodwill and other intangible assets of Ps.242.7 million; which effect was partially offset by cash provided by temporary investments of Ps.5,238.4 million; and a disposition of equity method and other investments of Ps.66.3 million.

Net cash used for financing activities for the year ended December 31, 2011, amounted to Ps.2,543.1 million, and was primarily used for dividends and repurchase of capital stock of Ps.1,035.6 million; interest paid of Ps.4,067.2 million; prepayment and repayment of debt and lease payments of Ps.4,341.6 million; derivative financial instruments of Ps.149.5 million; and dividends to non-controlling interest of Ps.2,649.2 million; which effect was partially offset by cash provided by credit agreements with certain Mexican banks in the amount of Ps.9,700.0 million.

We expect to fund our operating cash needs during 2012, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2012 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2012 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

During the year ended December 31, 2010, we had a net decrease in cash and cash equivalents of Ps.8,998.9 million, as compared to a net decrease in cash and cash equivalents of Ps.3,641.6 million during the year ended December 31, 2009.

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

Net cash used for investing activities for the year ended December 31, 2010, amounted to Ps.27,273.9 million, and was primarily used for investments in property, plant and equipment of Ps.11,306.0 million; temporary investments of Ps.1,351.5 million; held-to-maturity and available-for-sale investments of Ps.373.1 million; equity method and other investments of Ps.2,418.5 million; investment in convertible debentures of Ps.13,966.4 million; and investments in goodwill and other intangible assets of Ps.712.1 million; which effect was partially offset by cash provided by a disposition of equity method and other investments of Ps.1,807.4 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.

During 2012, we expect to:

•

make aggregate capital expenditures for property, plant and equipment totaling U.S.$850 million, of which U.S.$475 million and U.S.$250 million are for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$125 million is for our Television Broadcasting segment and other segments;

•	provide financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.180 million (U.S.$12.9 million); and

•

use 24 transponders on Intelsat IS-21 satellite under a lease agreement, which will be mainly used by Sky for signal reception and retransmission services over the satellite’s estimated 15-year service life. This lease agreement for 24 transponders on IS-21 contemplates a monthly payment of U.S.$3.0 million to be paid by Sky beginning in September 2012, and will be accounted for as a capital lease in our consolidated balance sheet.

During 2011, we:

•

made aggregate capital expenditures for property, plant and equipment totaling U.S.$791 million, of which U.S.$406.1 million, U.S.$241.6 million and U.S.$13.8 million were for the expansion and improvements of our Cable and Telecom and Sky segments and Gaming businesses, respectively, and U.S.$129.5 million for our Broadcasting Television segment and other businesses;

•	made investments of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision;

•	made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$6.6 million;

•

made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in mandatorily convertible debentures of GSF, the parent company of Iusacell. Upon conversion of the debentures, which is subject to the approval of the Mexican Antitrust Commission, our equity participation in GSF will be 50% (see “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”); and

•	made other fixed investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million).

During 2010, we:

•

made aggregate capital expenditures for property, plant and equipment totaling U.S.$1,011 million, of which U.S.$438.5 million, U.S.$436.6 million and U.S.$12.5 million were for the expansion and improvements of our Cable and Telecom and Sky segments and Gaming businesses, respectively, and U.S.$123.4 million for our Broadcasting Television segment and other businesses. The actual amount for 2010 includes an accrual of U.S.$111.0 million related to our investment in a new 24-transponder satellite that was launched in the first quarter of 2010, which was paid in cash in the first quarter of 2011;

•

made short-term loans related to our 40.5% interest in La Sexta in the principal amount of €21.5 million (U.S.$29.2 million). In the first quarter of 2011, we made a capital contribution related to our interest in La Sexta with the principal amount of the short-term loans made by us in 2010, and our interest in La Sexta increased from 40.5% to 40.8%. We do not have commitments for additional capital contributions in La Sexta as we no longer have a direct equity participation in such entity;

•

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

Refinancings. In November 2009, we issued U.S.$600.0 million Senior Notes due 2040. We used the net proceeds from the issuance for general corporate purposes.

In October 2010, we issued Ps.10,000 million Notes (Certificados Bursátiles) due 2020. We used the net proceeds to strengthen our financial position.

In March 2011, we entered into long-term credit agreements with four Mexican Banks for an aggregate principal amount of Ps.8,600 million, with maturities between 2016 and 2021.

Indebtedness. As of December 31, 2011, our consolidated long-term portion of debt amounted to Ps.55,657.0 million, and our consolidated current portion of debt was Ps.1,170.0 million. As of December 31, 2010, our consolidated long-term portion of debt amounted to Ps.46,495.7 million, and our consolidated current portion of debt was Ps.1,469.1 million. The following table sets forth a description of our outstanding indebtedness as of December 31, 2011, on a historical, actual basis. Information in the following table is presented in millions of Pesos as of December 31, 2011:

	Debt Outstanding(1)
Description of Debt	December 31, 2011 Actual	Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	6,989.2	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	4,193.6	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	8,387.1	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,500.0	8.49%	Pesos	2037
6.625% Senior Notes(2)	8,387.1	6.625%	U.S. Dollars	2040
7.38% Notes(3)	10,000.0	7.38%	Pesos	2020
Santander Serfín loan (4)	2,000.0	8.12%	Pesos	2016
BBVA Bancomer loan(4)	2,500.0	8.095%	Pesos	2016
Banamex loan(4)	1,600.0	9.0725%	Pesos	2021
HSBC loan(4)	2,500.0	5.9650%	Pesos	2016
Banco Inbursa, S.A. loan (5)	1,000.0	10.35%	Pesos	2012
Santander Serfin loan (6)	1,400.0	5.038%	Pesos	2016
Banamex loan (6)	2,100.0	8.74%	Pesos	2016
Banco Mercantil del Norte loan (7)	1,100.0	6.95%	Pesos	2016
Other debt (7)	170.0	7.091%	Pesos	2012

Total debt	56,827.0	—	—	13.2(8)
Less: Short-term debt and current maturities of long- term debt	1,170.0	—	Various	2012

Total long-term debt	55,657.0

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.13.9785 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2011.

(2)	These Senior Notes due 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500 million and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032 and 2040 were priced at 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(3)	In October 2010, the Company issued 7.38% Notes (Certificados Bursátiles) due 2020 through the Mexican Stock Exchange in the aggregate principal amount of Ps.10,000 million. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)	In March 2011, the Company entered into long–term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on spin-offs, merger and similar transactions.

(5)	Includes Ps.1,000 million in connection with a credit agreement entered into by the Company with a Mexican bank, with maturity in 2012. Interest on this loan is 10.35% per annum, and is payable on a monthly basis. Under the terms of this credit agreement, the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports are required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(6)	Includes two long-term loans entered into by Sky with Mexican banks in the principal amounts of Ps.1,400 million and Ps.2,100 million, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This long-term indebtedness of Sky is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(7)	Includes loans under certain credit agreements entered into by TVI with Mexican banks in the aggregate principal amount of Ps.1,270 million, with maturities in 2012 and 2013, bearing different annual interest rates of 7.81% and in the range TIIE plus 2.15% and TIIE plus 3.50%, with interest payable on a monthly basis.

(8)	Actual weighted average maturity of long-term debt as of December 31, 2011.

Interest Expense. Interest expense for the years ended December 31, 2009, 2010 and 2011 was Ps.3,136.4 million, Ps.3,615.3 million and Ps.4,312.8 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Mexican Pesos):

	Year Ended December 31,(1)(2)
	2009		2010		2011
Interest payable in U.S. Dollars	U.S.$	125.8	U.S.$	165.5	U.S.$	146.7
Amounts currently payable under Mexican withholding taxes(3)		5.5		8.6		7.2

Total interest payable in U.S. Dollars	U.S.$	131.3	U.S.$	174.1	U.S.$	153.9

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,788.7	Ps.	2,210.9	Ps.	1,911.0
Interest payable in Pesos		1,347.7		1,404.4		2,401.8

Total interest expense(4)	Ps.	3,136.4	Ps.	3,615.3	Ps.	4,312.8

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.

(2)	Interest expense in these periods includes amounts effectively payable in U.S. Dollars as a result of U.S. Dollar-Peso swaps. Interest expense in these periods also includes gains or losses from related derivative instruments.

(3)	See “Additional Information — Taxation — Federal Mexican Taxation”.

(4)	Total interest expense includes a net loss from related derivative contracts of Ps.123.2 million, Ps.255.4 million and Ps.133.3 million in 2009, 2010 and 2011, respectively.

Guarantees. We guarantee our proportionate share of our DTH ventures’ minimum commitments for use on PanAmSat (now Intelsat Corporation) IS-9 satellite’s transponders for periods of up to 15 years. The amount of these guaranteed commitments is estimated to be an aggregate of U.S.$10 million as of December 31, 2011, related to Innova.

Since April 2006 the proportionate share of Innova’s transponder lease obligation on satellite IS-9 (formerly PAS-9) guaranteed by us is 58.7%, corresponding to our percentage ownership of Innova. See “Information on the Company — Business Overview — DTH Ventures” and Note 11 to our consolidated year-end financial statements.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2011 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2012 to December 31, 2012		12-36 Months January 1, 2013 to December 31, 2014		36-60 Months January 1, 2015 to December 31, 2016		After 60 Months Subsequent to December 31, 2016
	(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	500,000
6.625% Senior Notes due 2025		600,000								600,000
8.5% Senior Notes due 2032		300,000								300,000
8.49% Senior Notes due 2037		321,923								321,923
6.625% Senior Notes due 2040		600,000								600,000
7.38% Notes due 2020		715,384								715,384
Santander Serfín loan due 2016		143,077						143,077
BBVA Bancomer loan due 2016		178,846						178,846
Banamex loan due 2021		114,461								114,461
HSBC loan due 2018		178,847						44,712		134,135
Inbursa loan due 2012		71,538		71,538
Santander Serfin loan due 2016		100,154						100,154
Banamex loan due 2016		150,231						150,231
Banco Mercantil del Norte loan due 2016		78,692				29,604		49,088
Acacia Fund loan due 2012		10,731		10,731
Other debt		1,431		1,431

Total debt		4,065,315		83,700		29,604		666,108		3,285,903
Accrued Interest		56,705		56,705
Satellite transponder obligation		16,137		16,137
Other capital lease obligations		25,622		11,183		10,863		1,497		2,079
Transmission rights(1)		309,539		123,262		89,971		57,114		39,192

Total contractual obligations	U.S.$	4,473,318	U.S.$	290,987	U.S.$	130,438	U.S.$	724,719	U.S.$	3,327,174

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2011:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2012 to December 31, 2012		12-36 Months January 1, 2013 to December 31, 2014		36-60 Months January 1, 2015 to December 31, 2016		After 60 Months Subsequent to December 31, 2016
	(Thousands of U.S. Dollars)
Satellite transponder commitments(1)	U.S.$	21,750	U.S.$	8,457	U.S.$	9,718	U.S.$	3,575	U.S.$	—
Agreements with Intelsat Corporation(2)		541,800		13,800		72,000		72,000		384,000
Capital expenditures commitments		21,050		21,050		—		—		—
Lease commitments(3)		167,233		20,467		32,703		32,275		81,788
Interest on debt(4)		3,515,075		216,310		537,539		499,100		2,262,126
Interest on capital lease obligations		4,240		2,058		832		366		984
Programming obligations		107,490		31,622		51,893		23,975		—
Committed financing to GTAC (5)		12,877		12,877		—		—		—
Agreed additional payment to GSF(6)		400,000		—		—		400,000		—

Total contractual obligations	U.S.$	4,791,515	U.S.$	326,641	U.S.$	704,685	U.S.$	1,031,291	U.S.$	2,728,898

(1)	Our minimum commitments for the use of satellite transponders under operating lease contracts.

(2)	The 15-year service agreement for transponders on IS-21 contemplates a monthly service fee of U.S.$3.0 million to be paid by Sky beginning when IS-21 is fully operational which is expected by the last quarter of 2012 through August of 2027. See Note 11 to our consolidated year-end financial statements.

(3)	Our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 11 to our consolidated year-end financial statements.

(4)	Interest to be paid in future years on outstanding debt as of December 31, 2011, was estimated based on contractual interest rates and exchange rates as of that date.

(5)	In connection with a long-term credit facility, we will provide financing to GTAC in 2012 in the aggregate principal amount of Ps.180 million (U.S.$12.9 million).

(6)	In connection with the Group’s investment in GSF in 2011, we agreed to make an additional payment of U.S.$400 million (Ps.5,591.4 million) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.48,533.4 million) at any time between 2011 and 2015. See Notes 2 and 11 to our consolidated year-end financial statements.

Item 6.     Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 27, 2012 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	April 1997

Pedro Carlos Aspe Armella (07/07/50)	Co-Chairman of Evercore	Member of the Board of The McGraw-Hill Companies	April 2003

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alberto Bailléres González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autonomo de México and Associate Founder Fundación Alberto Bailleres	Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, Fomento Económico Mexicano and J.P. Morgan International Council	April 2004

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa, Member of the Board of Univision	April 1998

Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C. and Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2003

José Antonio Fernández Carbajal(02/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Chairman of the Board of
Directors of ITESM, Vice-
Chairman of the
Supervisory Board of
Heineken N.V., Member of
the Board of Heineken
Holding, Chairman of the
Advisory Board of the
Woodrow Wilson Center,
México Institute Co. and
Member of the Board of
Directors of Grupo
Financiero BBVA
Bancomer, Industrias
Peñoles, Grupo Industrial
Bimbo, Controladora Vuela
Compañía de Aviación,
Grupo Xignux, CEMEX and

Heineken Holding N.V.

April 2007

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, Member of the Board and Partner of Finaccess México, Partner and Chief Executive Officer of Tenedora San Carlos	Member of the Boards of Grupo Financiero Santander and Crown Imports, LLC. Past Member of the Board of Anheuser Busch, Co.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México and Chairman of the Strategic Commitee of the Mexican Business Council	Member of the Boards of Grupo Alfa, Grupo Carso, Grupo México, Grupo Financiero Inbursa and Mexico Fund, Director Emeritus of General Electric, Investment Company of America and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Member of the Boards of Editorial Clío Libros, y Videos and of Editorial Vuelta	Member and Chairman of the Boards of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México	Member of the Board of Financiero Banamex	April 1999

Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Chairman of Western Asset
Claymore Inflation Linked
Securities & Income Fund
and Western Asset/
Claymore Inflation Linked
Opportunities Fund and
Director of Pan American
Silver Corp., Auto Nation,
Republic Services and
Fomento Económico
		Mexicano	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial	April 2009

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V. Past and present Member of the Board of Directors of several subsidiaries of Grupo Televisa	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, Dine and Grupo Kuo	Member of the Boards of Grupo Carso, Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial, former Member of the Board of Grupo Alfa	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Eduardo Tricio Haro (05/08/63)	President of Grupo Industrial Lala, S.A. de C.V.		April 2012

Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Vice President of
Televisa Regional and Chief
Executive Officer of
Telesistema Mexicano,
President of the Board of
Directors of Televisora de
Navojoa and Televisora
Peninsular, Member of the
Board of Directors and
Chief Executive Officer of
several subsidiaries of
		Grupo Televisa	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	April 2000

José Luis FernándezFernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Commisioner of Sport City Universidad, Club de Golf Los Encinos and Member of the Board of Directors of Grupo Pochteca Mexichem, Banco Bx+ and Grupo Financiero Bx+	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of
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
of Grupo Televisa, former
Tax Director of Wal-Mart
de México and Member of
the Board of Directors of
Operadora Dos Mil and
Dosfiscal Editores, Member
of the Editorial Commitee
of Dosfiscal Editores, S.A.
de C.V. and Director of
Montiel Font y Associados,
		S.C.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

Guadalupe Phillips Margain (07/02/71)	Director of Finance and Risk Management of Grupo Televisa	Former Director of Finance of Cablevision	April 2012

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting on April 29, 2011 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2011 annual stockholders’ special and general meetings, which were held on April 29, 2011.

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

Our directors may be subject to criminal penalties of up to 12 years imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.

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

Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three independent members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was confirmed in our latest annual stockholders’ meeting held on April 29, 2011. The other members were elected at our Board of Directors meetings held on October 27, 2006 and April 30, 2009. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.

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

The Chairman of the Audit and Corporate Practices Committee shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include, among other things (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, (vii) compliance with stockholders’ and directors’ resolutions, (viii) observations with respect to relevant directors and officers, (ix) the transactions entered into with related parties and (x) the remunerations paid to directors and officers.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed

Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	January 2004

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Vice President of Televisa Regional and Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular, Member of the Board of Directors and Chief Executive Officer of several subsidiaries of Grupo Televisa	January 1993

Maximiliano Arteaga Carlebach (12/06/42)	Vice President of Technical Operations & Television Production Services of Grupo Televisa	Former Vice President of Operations of Televisa Chapultepec, former Vice President of Administration of Televisa San Ángel and Chapultepec and former Vice President of Administration and Finance of Univisa, Inc.	March 2002

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations, Member of the Board of Univision	November 2008 April 1999

Jean Paul Broc Haro (08/08/62)	Chief Executive Officer of Cablevisión, and General Manager of Grupo Mexicano de Cable, Integravisión de Occidente, Milar, Servicios Cablevisión, Telestar del Pacifico and Tecnicable	Former Chief Executive Officer of Pay Television Networks of Grupo Televisa, former Technical and Operations Director of Pay Television Networks of Grupo Televisa, Chairman of the Board and Chief Executive Officer of several Grupo Televisa subsidiaries	February 2003

Name and Date of Birth	Principal Position	Business Experience	First Appointed

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer and Chairman of the Board of Managers of Corporación Novavisión and Chairman of the Board and Chief Executive Officer of several subsidiaries of Grupo Televisa	Former Vice President of Corporate Finance of Grupo Televisa, former Managing Director of JPMorgan Chase Bank, N.A.	February 2004

Jorge Eduardo Murguía Orozco (01/25/50)	Vice President of Production of Grupo Televisa	Former Administrative Vice President and former Director of Human Resources of Grupo Televisa	March 1992

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing	Shareholder of Grupo TV Promo, S.A. de C.V.	May 1998

Compensation of Directors and Officers

For the year ended December 31, 2011, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately Ps.494.8 million (U.S.$35.4 million using the Interbank Rate, as reported by Banamex, as of December 31, 2011). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

We have made Ps.97.1 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2011. Projected benefit obligations as of December 31, 2011 were approximately Ps.123.7 million.

In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long-Term Retention Plan. See “— Stock Purchase Plan and Long-Term Retention Plan” below.

Use of Certain Assets and Services

We maintain an overall security program for Mr. Azcárraga, other top executives, their families, in some cases, and for other specific employees and service providers, as permitted under our “Política de Seguridad”, or Security Policy, due to business-related security concerns. We refer to the individuals described above as Key Personnel. Our security program includes the use of our personnel, assets and services to accomplish security objectives.

In accordance with this program, we require, under certain circumstances, that certain authorized Key Personnel use aircrafts, either owned or leased by us, for non-business, as well as business travel for our benefit rather than as a personal benefit. The use of such aircrafts is carried out in accordance with, among others, our “Política de Seguridad” policy, which establishes guidelines under which authorized Key Personnel may use such aircrafts for personal purposes. If the use of such aircrafts for personal purposes exceeds the specified number of hours, the relevant Key Personnel must reimburse us for the cost of operating the aircrafts during the excess time of use. The aggregate amount of compensation set forth in “— Compensation of Directors and Officers” does include the cost to us of providing this service.

In addition, certain Key Personnel are provided with security systems and equipment for their residences and/or automobiles and with security advice and personal protection services at their residences. The use of these security services is provided in accordance with our “Política de Seguridad” policy. The cost of these systems and services are incurred as a result of business-related concerns and are not considered for their personal benefit. As a result, the Company has not included such cost in “— Compensation of Directors and Officers”.

Stock Purchase Plan and Long-Term Retention Plan

Pursuant to the terms of our stock purchase plan, as amended, we may conditionally sell CPOs and/or CPO equivalents to eligible participants, who consist of key executives and other personnel. Pursuant to the stock purchase plan, the sale prices of the CPOs and/or CPO equivalents range from Ps.11.21 to Ps.26.16. We have implemented the stock purchase plan by means of a special purpose trust. The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares that are represented at the relevant meeting until these securities are transferred to plan participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to plan participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.

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

Pursuant to the related conditional sale agreements, rights to approximately 0.1 million CPOs vested in February 2008, 0.7 million vested in March 2008, 1.3 million vested in July 2008 and 0.04 million vested in January 2009. No CPOs vested in 2010. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan special purpose trust. See Notes 12 and 24 to our consolidated year-end financial statements. As of March 13, 2011, the date when the rights to purchase a total of 87.4 million CPOs transferred expired, approximately 87.4 million stock purchase plan CPOs transferred to employee plan participants had been sold in open market transactions.

In the fourth quarter of 2010, approximately 14.3 million CPOs or CPO equivalents were designated for the stock purchase plan through the special purpose trust. Approximately 2.7 million and 2.8 million CPOs vested in 2011 and 2012, respectively. As of December 31, 2011, approximately 0.6 million stock purchase plan CPOs transferred to employee plan participants have been sold in the open market. Additional sales will continue to take place during or after 2012.

As of October 2010, our stock purchase plan and our Long-Term Retention Plan were consolidated under a single special purpose trust.

At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. Pursuant to our Long-Term Retention Plan, we have granted eligible participants, who consist of unionized and non-unionized employees, including key personnel, awards as conditional sales, restricted stock, stock options or other similar arrangement. As approved by our stockholders, the exercise or sale price, as the case may be, is based (i) on the average trading price of the CPOs during the first six months of 2003, or (ii) on the price determined by the Board, the technical committee of the special purpose trust or the President of Televisa, in either case, adjusted by any applicable discount, including discounts attributable to limitations on the disposition of the Shares or CPOs that are subject to the Long-Term Retention Plan. The CPOs and their underlying shares as well as A, B, D and L Shares that are part of the Long-Term Retention Plan will be held by the special purpose trust and will be voted (y) with the majority of those securities, as the case may be, represented at the relevant meeting or (z) as determined by the technical committee of the special purpose trust, until these securities are transferred to plan participants or otherwise sold in the open market.

In April 2007, the Board of Directors, with the input from the Audit and Corporate Practices Committee, reviewed the compensation of our Chief Executive Officer and determined to include our Chief Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future. See “— Compensation of Directors and Officers”. As a consequence thereof, as of May 2007, the Chief Executive Officer was awarded, under the Long-Term Retention Plan, approximately 5.5 million CPOs or CPO equivalents, either in the form of CPOs or shares, to be purchased at a price of approximately Ps.60.65 per CPO (subject to adjustments depending on dividends and the result of operations of the Company). The CPOs conditionally sold to the Chief Executive Officer may be transferred in 2010, 2011 and 2012. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.

At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved a second stage of the Long-Term Retention Plan and approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. The price at which the conditional sales of the CPOs will be made to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. As of December 31, 2011, approximately 40.5 million CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2012.

The special purpose trust created to implement the Long-Term Retention Plan currently owns approximately 256.2 million CPOs or CPO equivalents. This figure is net of approximately 9.7 million CPOs vested early in 2006 and approximately 12.1, 11.7, 13.7, 26.0 and 2.0 million CPOs or CPO equivalents vested respectively in 2008, 2009, 2010, 2011, and first quarter of 2012. Of such 256.2 million CPOs or CPO equivalents approximately 74% are in the form of CPOs and the remaining 26% are in the form of A, B, D and L Shares. As of March 31, 2012, approximately 73.9 million CPOs or CPO equivalents have been reserved and will become vested between 2012 and 2014 at prices ranging from Ps.13.45 to Ps.60.65 pesos per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

At our annual general ordinary stockholders’ meeting held on April 29, 2011, our stockholders approved the issuance of 150 million CPOs, subject to the preemptive rights of existing stockholders. After the expiration of the preemptive rights to existing shareholders, we provided the funds to the special purpose trust to purchase the CPOs. On October 25, 2011, the special purpose trust completed the purchase of the CPOs.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
Total number of employees	24,362	24,739	26,314
Category of activity:
Employees	24,323	24,698	26,275
Executives	39	41	39
Geographic location:
Mexico	22,506	23,032	24,659
Latin America (other than Mexico)	1,508	1,399	1,345
U.S.	348	308	310

As of December 31, 2009, 2010 and 2011, approximately 39%, 37% and 39% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of March 31, 2012. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding Shares Beneficially Owned
	A Shares		B Shares		D Shares		L Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class
Azcárraga Trust(3)	52,991,825,693	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
William H. Gates III(4)	5,759,537,500	4.7%	5,068,393,000	8.6%	8,063,352,500	9.0%	8,063,352,500	9.0%	7.4%
First Eagle Investment Management, LLC(5)	3,392,946,250	2.8%	2,985,792,700	5.1%	4,750,124,750	5.3%	4,750,124,750	5.3%	4.4%
Dodge & Cox, Inc.(6)	3,357,974,000	2.7%	2,955,017,120	5.0%	4,701,163,600	5.2%	4,701,163,600	5.2%	4.3%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2012. The number of shares issued and outstanding for legal purposes as of March 31, 2012 was 64,347,348,050 series A Shares, 56,625,666,284 series B Shares, 90,086,287,270 series D Shares and 90,086,287,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under Mexican FRS only, the number of shares authorized, issued and outstanding as of March 31, 2012 was 59,428,963,375 series A Shares, 52,297,487,770 series B Shares, 83,200,548,725 series D Shares and 83,200,548,725 series L Shares in the form of CPOs, and an additional 53,301,948,965 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under Mexican FRS as of March 31, 2012 does not include: (i) 7,423,916 CPOs and an additional 136,493,950 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 189,311,471 CPOs and an additional 5,488,170,460 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Note 12 to our consolidated year-end financial statements.

(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, B Shares, D Shares or L Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Schedule 13D filed on March 19, 2010 by Cascade Investment, L.L.C. Includes 3,644,562,500 A Shares, 3,207,215,000 B Shares, 5,102,387,500 D Shares and 5,102,387,500 L Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,114,975,000 A Shares, 1,861,178,000 B Shares, 2,960,965,000 D Shares and 2,960,965,000 L Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

(5)	Based solely on information included in the report on Form 13F filed on February 14, 2012 by First Eagle Investment Management, LLC.

(6)	Based solely on information included in the report on Form 13F filed on March 31, 2011 by Dodge & Cox.

The Major Stockholders

Approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of B shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of B Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2012, approximately 291,520,997 GDSs were held of record by 98 persons with U.S. addresses. Those GDSs represent 29.6% of the outstanding A Shares, 54.4% of the outstanding B Shares, 56.6% of the outstanding D Shares and 56.6% of the outstanding L Shares of the Company.

Related Party Transactions

Transactions and Arrangements with Univision. In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP, the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 or seven and one-half years after the Company has sold two-thirds of its initial investment in BMP, Univision became a related party to the Company as of December 2010 as a result of these transactions. For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

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

Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or our subsidiaries from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”.

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2011 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2011, and we expect to continue these arrangements through 2012.

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

Advertising Services. Two of our directors, Alfonso de Angoitia Noriega and Carlos Fernández González, are members of the Board of, as well as in the case of Mr. Fernández, stockholder of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer and Chairman of the board of directors of Grupo Modelo. Alfonso de Angoitia Noriega also serves as the Chairman of the Finance Committee of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2011, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

Several other members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2011, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of our Board and our Executive Committee and our Corporate Vice President of Sales and Marketing, is a stockholder and member of the Board of Grupo TV Promo, S.A. de C.V. and TV Promo, S.A. de C.V., or TV Promo. Grupo TV Promo, S.A. de C.V. and TV Promo are Mexican companies which render services of publicity, promotion and advertisement to third parties; these entities act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. and TV Promo jointly with other entities in which Mr. Alejandro Quintero has a direct and/or indirect participation, such as Producción y Creatividad Musical, S.A. de C.V., Radar Servicios Especializados de Mercadotecnia, S.A. de C.V. and TV Promo International, Inc. (jointly, Grupo TV Promo) have purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase unsold advertising services, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V. and/or TV Promo, other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2011, Grupo TV Promo purchased unsold advertising from Televisa for a total of Ps.353 million.

Online Lottery Services. In March 2012, Multijuegos, our online lottery, entered into an agreement with Cadena Comercial Oxxo, S.A. de C.V. and OXXO Express, S.A. de C.V., or OXXO, the principal chain of convenience stores in Mexico, both controlled subsidiaries of Fomento Economico Mexicano, S.A.B., or FEMSA, to sell online lottery tickets through point-of-sale terminals at the OXXO stores. José Antonio Fernández Carbajal, Chairman of the Board and Chief Executive Officer of FEMSA, is a member of our Board.

Legal and Advisory Services. During 2011, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Alfonso de Angoitia Noriega, a partner on leave of absence from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is one of our directors, a member of our Executive Committee, an Executive Vice President and was a member of our Related Party Transactions Committee. Alfonso de Angoitia Noriega does not currently receive any form of compensation from, or participate in any way in the profits of, Mijares, Angoitia, Cortés y Fuentes, S.C. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

In August 2009, we entered into an agreement with Allen & Company to provide the Company with advisory services related to investment opportunities outside of Mexico. In February 2010, we entered into an agreement with Allen & Company to provide the Company with advisory services related to an investment opportunity in the wireless telecommunications segment in Mexico. In 2011, we entered into an agreement with Allen & Company to provide the Company with advisory services related to an investment in the television segment outside of Mexico. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services.

For further information about our related party transactions, see Note 16 to our consolidated year-end financial statements.

Item 8.	Financial Information

See “Financial Statements” and pages F-1 through F-61, which are incorporated herein by reference.

Item 9.	The Offer and Listing

Trading History of CPOs and GDSs

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2007	68.10	48.29
2008	57.35	36.19
2009	56.67	33.91
2010	65.09	45.19
First Quarter	54.46	47.29
Second Quarter	53.33	45.19
Third Quarter	50.20	45.91
Fourth Quarter	65.09	47.72
2011	65.01	46.61
First Quarter	65.01	55.16
Second Quarter	59.98	52.45
Third Quarter	57.42	46.61
Fourth Quarter	58.73	51.39
October	57.99	51.39
November	57.78	52.42
December	58.73	54.35
2012 (through April 23, 2012)	58.87	50.60
First Quarter	58.87	50.60
January	58.87	51.43
February	54.93	50.60
March	54.67	52.50
Second Quarter (through April 23, 2012)	55.30	53.18
April (through April 23, 2012)	55.30	53.18

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2007	31.14	22.04
2008	27.68	13.21
2009	22.13	10.92
2010	26.51	17.41
First Quarter	21.15	18.30
Second Quarter	21.66	17.41
Third Quarter	19.81	17.58
Fourth Quarter	26.51	18.91
2011	26.50	17.70
First Quarter	26.50	22.78
Second Quarter	25.31	22.25
Third Quarter	24.69	17.70
Fourth Quarter	22.33	18.28
October	22.33	18.28
November	21.56	18.70
December	21.13	19.52
2012 (through April 23, 2012)	21.73	19.72

	U.S. Dollars per GDS(1)
	High	Low
First Quarter	21.59	19.72
January	21.59	19.72
February	21.33	19.79
March	21.58	20.37
Second Quarter (through April 23, 2012)	21.73	20.08
April (through April 23, 2012)	21.73	20.08

(1)	Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of March 31, 2012, approximately 291,520,997 GDSs were held of record by 98 persons with U.S. addresses. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

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

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette of the Federation. The new Securities Market Law became effective on June 28, 2006 and in some cases allowed an additional period of 180 days (late December 2006) for issuers to incorporate in their by-laws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to stockholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (viii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.

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

Pursuant to the new Mexican Securities Market Law:

•	members of a listed issuer’s board of directors,

•	stockholders controlling 10% or more of a listed issuer’s outstanding share capital,

•	advisors,

•	groups controlling 25% or more of a listed issuer’s outstanding share capital, and

•	other insiders

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

Bylaws

Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report, and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, and Audit and Corporate Practices Committee, see “Directors, Senior Management and Employees”.

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

Holders of GDRs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.

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

Preferential Rights of D Shares

Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps.0.00034412306528 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:

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

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder’s existing proportionate holdings of shares of that series. Stockholders must exercise their preemptive rights within the time period fixed by our stockholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Official Gazette of the Federation and in a newspaper of general circulation in Mexico City. Under Mexican law, stockholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.

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

Failure to comply is subject to a penalty of forfeiture of such a stockholder’s capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Televisa. If the stockholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in federal courts located in Mexico City.

Duration. Our corporate existence under our bylaws continues until 2105.

Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps.0.00688246130560 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.

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

Conflicts of Interest. Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages. The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as described in “Directors, Senior Management and Employees — Our Board of Directors — Duty of Care and Duty of Loyalty”. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Audit and Corporate Practices Committee, must review and approve transactions and arrangements with related parties. See “Directors, Senior Management and Employees — Our Board of Directors — Meetings; Actions Requiring Board Approval”.

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

Because the CPO Trustee must vote at a general stockholders’ meeting, the A Shares, B Shares and D Shares held by non-Mexicans through the CPO Trust will be voted in the same manner as the majority of the A Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be). As a result, the A Shares, B Shares and D Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to A Shares, B Shares or D Shares. The CPO Trustee will exercise such other corporate rights at special stockholders’ meetings with respect to the underlying A Shares, B Shares and D Shares as may be directed by the Technical Committee of the CPO Trust.

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

See “Key Information — Risk Factors — Risk Factors Related to Our Securities — The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.”. In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Furthermore, despite the fact that recent amendments to the Mexican Federal Code of Civil Procedures have provided for certain types of class actions, these actions are limited to subject matters related to the use of goods or the provision of public or private services, as well as environmental matters. Therefore, Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Stockholders’ Meetings”. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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

In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. In November 2009, we issued U.S.$600.0 million aggregate principal amount of 6.625% Senior Notes due 2040. In October 2010, we issued Ps.10,000 million aggregate principal amount of 7.38% Senior Notes due 2020. In March 2011, we entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million. For a description of the material terms of the amended indentures related to our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% Senior Notes due 2020, our facilities with a Mexican bank, our Ps.8,600 million long-term credit agreements with four Mexican banks, with annual interest rate between 8.09% and 9.4% and principal maturities between 2016 and 2021 and our Ps.1,000 million long-term credit agreement, see

“Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

In December 2007, our subsidiary, Sky, and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16. The agreement contemplates payment of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that was paid in two installments, the first in the first quarter of 2010, and the second in the first quarter of 2011, as well as a monthly service fee of U.S.$150,000 commencing on the service start date. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-years service life. IS-21 satellite is intended to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012.

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

On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations on June 30, 2011, in accordance with the terms and conditions of its concession. By February 2012, GTAC brought to operation 80% of 128 links nationwide, corresponding to phase 1 of the project, and since that date the network became fully operational. By April 15, 2012, the remaining 10 links were brought to operation. At the present time we have provided 91 services in a testing mode, which were invoiced on April 1, 2012. Additional owned backup routes are under construction. In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010 and 2011 was Ps.1.3 billion and Ps.290 million, respectively, and there will be further investments in 2012, in an approximate amount of Ps.600 million.

On April 7, 2011, we entered into a transaction pursuant to which CVQ, our wholly-owned subsidiary, acquired from MMI (i) the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF, which indirectly owns 100% of the outstanding shares of Iusacell, for an aggregate purchase price of approximately U.S.$37.5 million; and (ii) the GSF convertible debentures, issued by GSF and mandatorily convertible into shares of stock of GSF, in an aggregate principal amount of approximately U.S.$365 million of the Series 1 tranche thereof and U.S.$1,200 million of the Series 2 tranche thereof, for an aggregate investment in the GSF convertible debentures of approximately U.S.$1,565 million. The trust beneficiary rights and the Series 1 Debentures were paid in cash on April 7, 2011, and the Series 2 Debentures were paid in cash in multiple installments during 2011.

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

On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. On March 15, 2012 we filed an appeal before the Mexican Antitrust Commission requesting that it reverse its resolution and authorize the conversion. The appeal is currently under review by the authority, which has a deadline of 60 business days to issue a new resolution. In addition to the appeal, we will assess and pursue potential remedies provided by law, which may include, without limitation, other administrative or judiciary procedures. No assurance can be given that the result of the appeal or of any other proceedings will be favorable to us.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, we were declared liable by a lower court for an amount equal to 40% of the income generated from such work. After several appeals, on March 4, 2010, an appeals court reduced the liability amount from Ps.138.1 million to Ps.901,200. The plaintiff appealed such decision. On March 17, 2011, the First Federal Collegiate Court in Civil Matters issued a judgment denying such appeal. The plaintiff filed an Amparo lawsuit seeking reversal and we are currently awaiting judgment in that lawsuit.

On January 22, 2009, the Company and Univision announced an amendment to the Program License Agreement (the “PLA”), between Televisa, S.A. de C.V. (“Televisa”), a subsidiary of the Company, and Univision. In connection with this amendment and in return for certain other consideration, Televisa and Univision agreed to dismiss certain claims that were pending in the U.S. District Court for the Central District of California, with the exception of a counterclaim filed by Univision in October 2006, whereby it sought a judicial declaration that on or after December 19, 2006, pursuant to the PLA, Televisa may not transmit or permit others to transmit any television programming into the United States by means of the Internet. This counterclaim was subsequently dismissed in connection with a further amendment to the PLA and other transactions between Univision and the Company completed in December 2010. For a description of the transactions entered into between Univision and the Company and completed in December 2010, see “Information on the Company — Business Overview — Univision”.

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against our wholly-owned subsidiary Televisa, S.A. de C.V., or Televisa, in the amount of Ps.3,334 million for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. The deduction of such losses results from the early liquidation of certain derivative financial instruments acquired by Televisa as a result of the purchase of Comtelvi, S.A. de C.V. in November 2005. Televisa filed a claim before the Federal Tax Court seeking the annulment of the tax assessment determined by the SAT. The SAT responded to such claim in January 2012. The claim is currently under review by the Court. While we believe that the SAT’s assessment is without merit and will defend our position vigorously, there can be no assurance that the outcome of this claim will be favorable to us. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

Taxation

U.S. Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the A Shares, B Shares, L Shares and D Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

•	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs and CPOs);

•	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

•	whose functional currency is not the U.S. Dollar.

Also, this discussion does not consider:

•	the tax consequences to the stockholders, partners or beneficiaries of a U.S. Holder; or

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

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds CPOs, GDSs or Underlying Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding CPOs, GDSs or Underlying Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of CPOs, GDSs or Underlying Shares.

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

Dividends. The U.S. Dollar value of any distribution paid by us, including the amount of any Mexican taxes withheld from such distribution, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us in taxable years beginning before January 1, 2013 by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a preferential rate of 15% (or lower) if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

To the extent, if any, that the amount of a distribution exceeds our current and/or accumulated earnings and profits, the distribution will first reduce the U.S. Holder’s adjusted tax basis in its Underlying Shares, CPOs or GDSs and, to the extent the distribution exceeds the U.S. Holder’s adjusted tax basis, it will be treated as gain from the sale of the U.S. Holder’s Underlying Shares, CPOs or GDSs. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution paid by us will be treated as a dividend, even if that distribution would otherwise be treated as reducing such U.S. Holder’s adjusted tax basis in its Underlying Shares, CPOs or GDSs or as gain from the sale of the U.S. Holder’s Underlying Shares, CPOs or GDSs under the rules described above.

The U.S. Dollar value of any distributions paid in Pesos, including the amount of any Mexican taxes withheld, will be calculated by reference to the interbank exchange rate in effect on the date of receipt by the U.S. Holder or, with respect to the GDSs, The Bank of New York Mellon, in its capacity as Depositary, regardless of whether the payment is in fact converted into U.S. Dollars. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any distributions paid in Pesos that are not converted into U.S. Dollars on the day the Pesos are received. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive income” or, in the case of some U.S. Holders, foreign source “general category income”.

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

Capital Gains. Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the CPOs, GDSs or Underlying Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

•

provides the applicable withholding agent with the U.S. Holder’s taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

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

Certain Reporting Requirements. Pursuant to recently enacted legislation, U.S. Holders that are individuals (and to the extent specified in applicable U.S. Treasury regulations, certain U.S. Holders that are entities) and hold “specified foreign financial assets” (as defined) are required to file a report on IRS Form 8938 with information relating to such assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable U.S. Treasury regulations). Specified foreign financial assets would include, among other assets, GDSs, CPOs and Underlying Shares that are not held through an account maintained with a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders should consult their own tax advisors regarding their reporting obligations under this legislation.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosures

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican FRS basis in constant Pesos in purchasing power as of December 31, 2011.

Risk Management. We are exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Risk Management Committee and reported to our Executive Committee.

We monitor our exposure to interest rate risk by: (i) evaluating differences between interest rates on our outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing our cash flow needs and financial ratios (indebtedness and interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer group and industry practices. This approach allows us to establish the interest rate “mix” between variable and fixed rate debt.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2009, 2010 and 2011, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 1(p) and 9 to our consolidated year-end financial statements.

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

In August 2009, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025 and 2032 from the second semester of 2009 to the first semester of 2011. Also, in December 2009 and January 2010, in connection with the Senior Notes due 2040 we entered into “coupon swaps” agreements on a notional amount of U.S.$600.0 million with an expiration date of July 2011. In January and February 2011, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025, 2032 and 2040 from the second semester of 2011 to the first semester of 2012. Finally, in February 2012, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2025, 2032 and 2040 for the second semester of 2012. As of March 31, 2012, the outstanding cross-currency interest rate swap agreements have a notional amount corresponding to U.S.$2,000 million of the principal amount of the Notes.

The net fair value of the cross-currency interest rate swap agreements including the option contracts was a (liability) asset of U.S.$0.6 million as of March 31, 2012, U.S.$6.8 million as of December 31, 2011 and U.S.$(6.0) million as of December 31, 2010. The increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Mexican Peso exchange rate would be approximately U.S.$7.4 million as of March 31, 2012, U.S.$6.8 million as of December 31, 2011 and U.S.$9.3 million as of December 31, 2010.

In December 2011, we entered into foreign exchange option agreements to buy U.S.$337.5 million to hedge against a Peso depreciation of 30% with various expiration dates until the end of 2014. The fair value of these option contracts was a (liability) asset of U.S.$1.6 million as of March 31, 2012 and U.S.$3.6 million as of December 31, 2011. We are “long” these option contracts, so our maximum potential loss in fair value for these instruments from a hypothetical adverse change in quoted Mexican Peso exchange rate at any time is the premium paid of U.S.$2.6 million.

During May 2007, November 2007 and October 2010 in connection with and ahead of the issuance of the Senior Notes due 2037, the Senior Notes due 2018 and the “Certificados Bursátiles” (CEBURES) due 2020 we entered into agreements that allow us to hedge against increases in the U.S. Treasury interest rates, and to hedge against increases on the M Bono (Mexican government bonds) interest rates on the pricing date of the Notes and CEBURES for a notional amount of Ps.2,000.0 million, U.S.$150.0 million and Ps.4,500 million, respectively. These hedges had resulted in an accumulated net loss of U.S.$1.8 million, a net gain of Ps.45.1 million and a net loss of Ps.39.9 million, respectively.

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

As of March 31, 2012, the net fair value of the interest rate swap was a (liability) asset of Ps.(190.2) million and Ps.(172.0) million as of December 31, 2011. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.59.9 million as of March 31, 2012 and Ps.61.9 million as of December 31, 2011. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

The net fair value of the interest rate swap was a (liability) asset of Ps.(145.3) million as of March 31, 2012 and Ps.(138.6) million as of December 31, 2011. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.27.3 million as of March 31, 2012 and Ps.28.5 million as of December 31, 2011. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

In December 2007, in connection with the Cablevisión variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$225.0 million. This agreement involved the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange was Ps.2,435.0 million with an interest rate of 8.365% for the coupon payments. In March 2011, the variable rate loan was prepaid and this agreement was early terminated.

In connection with the Senior Notes due 2015 in 2005, 2006 and 2007, Cablemás entered into a forward and a cross-currency interest rate swap agreement on a notional amount of U.S.$175.0 million, as amended, with a U.S. financial institution to hedge against Peso depreciation on the interest payments and the nominal final exchange. In 2005, Cablemás entered into a swaption agreement that allowed its counterparty in December 2010 to float the coupon payments in the cross-currency interest rate swap through 2015. In February 2010, Cablemás cancelled the forward and cross-currency interest rate swap agreements, which were replaced with a cross-currency swap agreement and an interest rate swap agreement to cover the same exchange rate exposure involving the coupon and principal payments for the same notional amount of U.S.$175.0 million with the same due date of 2015. Cablemás recorded the change in fair value of these transactions in the integral cost of financing (foreign exchange gain or loss). In November 2010, the Senior Notes were called and these swap agreements were early terminated.

In December 2007, in connection with the Cablemás variable rate loan denominated in U.S. Dollars and due 2012, we entered into a cross-currency swap agreement on a nominal amount of U.S.$50.0 million. This agreement involved the exchange of variable rate coupon payments in U.S. Dollars for fixed rate coupon payments in Pesos, and the principal amount in U.S. Dollars for a principal amount in Pesos. The principal amount for the final exchange was Ps.541.3 million with an interest rate of 8.51% for the coupon payments. In November 2010, the variable rate loan was prepaid and this agreement was early terminated.

In connection with TVI’s variable rate bank loan with Banorte due 2016, in January 2012 TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 7.20%.

As of March 31, 2012, the net fair value of the interest rate swap was a (liability) asset of Ps.3.1 million. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.6.8 million as of March 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2010 and 2011. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2010		2011		2011
	(Millions of Pesos or millions of U.S. Dollars)(1)
Assets:
Temporary investments(2)	Ps	.10,446.8	Ps	. 5,422.6	U.S.$ 387.9
Convertible debentures(3)		13,904.2		15,767.7	1,128.0
Long-term loan receivable GTAC(4)		442.8		541.3	38.7
Held-to-maturity debt securities(5)		933.6		545.2	39.0
Other available-for-sale-investments(6)		2,922.6		2,812.2	201.2
Derivative financial instruments(14)		189.4		145.0	10.4
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2011		926.9		—	—
Senior Notes due 2018(7)		6,807.5		7,825.7	559.8
Senior Notes due 2032(8)		4,765.0		5,466.5	391.1
Senior Notes due 2025(9)		8,348.9		9,810.4	701.8
Senior Notes due 2040(10)		7,953.7		9,536.1	682.2
JPMorgan Chase Bank, N.A. loan due 2012		2,575.6		—	—

Peso-denominated debt:
Senior Notes due 2037(11)		4,207.3		4,487.8	321.0
Notes due 2020(12)		9,474.3		10,007.3	715.9
Short-term and long-term notes payable to Mexican banks(13)		5,442.6		14,972.5	1,071.1
Derivative financial instruments(14)		177.9		310.6	22.2

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.13.9785 per U.S. Dollar, the Interbank Rate as of December 31, 2011. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.

(2)	At December 31, 2011, our temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso and U.S. Dollar-denominated in 2010 and 2011). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(3)	At December 31, 2011, fair value did not exceed the carrying value of these notes. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,576.8 million (U.S.$112.8 million) at December 31, 2011.

(4)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.42.9 million (U.S.$3.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes the fair value would exceed the carrying value by approximately Ps.97.0 million (U.S.$6.9 million) at December 31, 2011.

(5)	At December 31, 2011, carrying value exceeded the fair value of these notes by Ps.1.6 million (U.S.$0.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.56.1 million (U.S.$4.0 million) at December 31, 2011.

(6)	At December 31, 2011, fair value did not exceed the carrying value of these notes. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.281.2 million (U.S.$20.1 million) at December 31, 2011.

(7)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.836.5 million (U.S.$59.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,619.0 million (U.S.$115.8 million) at December 31, 2011.

(8)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.1,272.9 million (U.S.$91.1 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.1,819.6 million (U.S.$130.2 million) at December 31, 2011.

(9)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.1,423.3 million (U.S.$101.8 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes would amount to approximately Ps.2,404.3 million (U.S.$172.0 million) at December 31, 2011.

(10)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.1,149.0 million (U.S.$82.2 million). The increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would amount to approximately Ps.2,102.6 million (U.S.$150.4 million) at December 31, 2011.

(11)	At December 31, 2011, carrying value exceeded the fair value of these notes by Ps.12.2 million (U.S.$0.9 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.436.5 million (U.S.$31.2 million) at December 31, 2011.

(12)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.7.3 million (U.S.$0.5 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,008.0 million (U.S.$72.1 million) at December 31, 2011.

(13)	At December 31, 2011, fair value exceeded the carrying value of these notes by Ps.602.5 million (U.S.$43.1 million). At December 31, 2011, a hypothetical 10% increase in Mexican interest rates would increase the fair value of these notes by approximately Ps.2,099.7 million (U.S.$150.1 million) at December 31, 2011.

(14)	Given the nature of these derivative instruments, an increase of 10% in the interest and or exchange rates would not have a significant impact on the fair value of these financial instruments.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2010		2011
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, temporary investments and held-to-maturity debt securities, includes in 2010 and 2011, convertible debentures(1)	U.S.$	2,729.2	U.S.$	2,004.1
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		2,884.1		2,477.0

Net liability position	U.S.$	(154.9)	U.S.$	(472.9)

(1)	In 2010 and 2011, include U.S. Dollar equivalent amounts of U.S.$117.5 million and U.S.$108.3 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2010 and 2011, include U.S. Dollar equivalent amounts of U.S.$9.5 million and U.S.$32.7 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2011, a hypothetical 10.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.660.9 million. This depreciation rate is based on the December 31, 2011 forecast of the U.S. Dollar to Peso exchange rate for 2012 by the Mexican government for such year.

Item 12.	Description of Securities Other than Equity Securities

Global Depositary Shares

The Bank of New York Mellon, the depositary for the securities underlying our GDSs, collects its fees for delivery and surrender of GDSs directly from investors depositing shares or surrendering GDSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following table summarizes the fees and charges that a GDS holder may be required to pay, directly or indirectly, to the depositary pursuant to the terms of the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on September 17, 2007:

Fee	Depositary Service

U.S.$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)	• Issuance of GDSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.02 (or less) per GDS	• Any cash distribution to GDS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of GDSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS registered holders

U.S.$0.02 (or less) per GDS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when holders deposit or withdraw CPOs

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any GDS or share underlying an GDS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Note that the actual amounts charged by the depositary may differ from those set out in the table above, but may not exceed these levels.

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2011, we received a reimbursement of U.S.$4.25 million.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2011, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A.	Audit Committee Financial Expert

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

PricewaterhouseCoopers, S.C. acted as our independent auditor for the fiscal years ended December 31, 2010 and 2011.

The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2010 and 2011, and breaks down these amounts by category of service:

	2010		2011
	(in millions of Pesos)
Audit Fees	Ps.	78.6	Ps.	88.4
Audit-Related Fees		2.8		2.5
Tax Fees		6.5		9.4
Other Fees		0.5		17.1

Total	Ps.	88.4	Ps.	117.4

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

“Other Fees” are fees charged by our independent auditor in connection with services rendered other than audit, audit-related and tax services. In 2011, this line includes fees for consultancy provided by PricewaterhouseCoopers, S.C. in connection with the first-time adoption of IFRS in our consolidated financial statements.

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

During 2010 and 2011, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by Televisa

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	200,000	Ps.	63.1174	264,891,400	Ps.	16,780,248,738
February 1 to February 28	—		—	264,891,400		16,780,248,738
March 1 to March 31	—		—	264,891,400		16,780,248,738
April 1 to April 30	—		—	264,891,400		20,000,000,000
May 1 to May 31	—		—	264,891,400		20,000,000,000
June 1 to June 30	—		—	264,891,400		20,000,000,000
July 1 to July 31	—		—	264,891,400		20,000,000,000
August 1 to August 31	—		—	264,891,400		20,000,000,000
September 1 to September 30	—		—	264,891,400		20,000,000,000

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
October 1 to October 31	—		—	264,891,400		20,000,000,000
November 1 to November 30	—		—	264,891,400		20,000,000,000
December 1 to December 31	—		—	264,891,400		20,000,000,000

Total	200,000	Ps.	63.1174	264,891,400	Ps.	20,000,000,000

(1)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(2)	The total amount of our share repurchase program was updated in accordance with the resolution that our stockholders approved in a general meeting of our stockholders held on April 29, 2011.

Purchases of Equity Securities by Special Purpose Trust

formed in connection with Long-Term Retention Plan(1)

CPOs

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(2)		Total Number of CPOs Purchased as part the Long- Term Retention Plan	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Long-Term Retention Plan(3)
January 1 to January 31	100,000	Ps.	61.8297	18,863,200
February 1 to February 28	100,000		57.1360	18,963,200
March 1 to March 31	555,000		56.1723	19,518,200
April 1 to April 30	—		—	19,518,200
May 1 to May 31	1,170,000		54.1403	20,688,200
June 1 to June 30	600,000		53.0867	21,288,200
July 1 to July 31	700,000		52.0902	21,988,200
August 1 to August 31	200,000		50.1270	22,188,200
September 1 to September 30	—		—	22,188,200
October 1 to October 31 (4)	149,998,985		70.0000	172,187,185
November 1 to November 30	—		—	172,187,185
December 1 to December 31	—		—	172,187,185

Total	153,423,985	Ps.	69.6416	172,187,185

(1)	See “Directors, Senior Management and Employees — Stock Purchase and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Long-Term Retention Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Long-Term Retention Plan.

(4)	Subscription of our capital increase according to the terms approved by the general extraordinary meeting of our stockholders held on April 29, 2011.

Purchases of Equity Securities by Special Purpose Trust

formed in connection with Stock Purchase Plan(1)

CPOs

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(2)		Total Number of CPOs Purchased as part the Stock Purchase Plan	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Stock Purchase Plan(3)
January 1 to January 31	—	Ps.	—	68,564,900
February 1 to February 28	—		—	68,564,900
March 1 to March 31	—		—	68,564,900
April 1 to April 30	—		—	68,564,900
May 1 to May 31	—		—	68,564,900
June 1 to June 30	—		—	68,564,900
July 1 to July 31	—		—	68,564,900
August 1 to August 31	—		—	68,564,900
September 1 to September 30	—		—	68,564,900
October 1 to October 31	—		—	68,564,900
November 1 to November 30	—		—	68,564,900
December 1 to December 31	—		—	68,564,900

Total	—	Ps.	—	68,564,900

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Stock Purchase Plan.

(2)	The values have not been restated in constant Mexican Pesos and therefore represent nominal historical figures.

(3)	Since the number of additional shares that may be issued pursuant to our Stock Purchase Plan is affected by, among other things, the number of shares held by the special equity trust, periodic grants made to certain executives, the performance of those executives and the number of shares subject to other employee benefit plans, it would be misleading to imply that there is a defined maximum number of shares that remain to be purchased pursuant to our Stock Purchase Plan.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

NYSE rules	Mexican rules

Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 through F-61, which are incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

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

Exhibit Number	Description of Exhibits

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

4.19*

—     Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.20

—     Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.21

—     $1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.22

—     Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.23

—     Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.24*

—     Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.25

—     Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.26*

—     Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors (previously filed with the Securities and Exchange Commission as Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.27*

—     Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits

4.28

—     Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.29*

—     Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.30

—     Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.31*

—     Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.32

—     English summary of Shareholders’ and Share Purchase Agreement, dated as of December 16, 2010 (and amended on April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., Mexico Media Investments, S.L., Sociedad Unipersonal, GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. and Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and and Grupo Iusacell, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.33

—     English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.34

—     English Summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits

4.35

—     English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.36

—     English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.37

—     English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.38

—     English summary of Ps.2,500 million credit agreement, dated as of March 30, 2011, between the Registrant and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.39

—     English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (previously filed with the Securities and Exchange Commission as Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.40

—     English summary of Ps.2,000 million credit agreement, dated as of March 30, 2011, between the Registrant and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (previously filed with the Securities and Exchange Commission as Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

8.1	— List of Subsidiaries of Registrant.

12.1	— CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

12.2	— CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

13.1	— CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

13.2	— CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2012.

23.1	— Consent of PricewaterhouseCoopers S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and its consolidated subsidiaries have not been filed as exhibits to this Form 20-F because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

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

Date: April 30, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

GRUPO TELEVISA, S.A.B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows, present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2010 and 2011, and the results of their operations, changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1(a) to the consolidated financial statements, effective January 1, 2012, the Company adopted the guidelines of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) in order to comply with the dispositions established by the Mexican Bank and Securities Commission (Comisión Nacional Bancaria y de Valores).

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

PricewaterhouseCoopers, S.C.

/s/ C.P.C. Miguel Ángel Álvarez Flores

Audit Partner

México, D.F.

April 30, 2012

Grupo Televisa, S.A.B.

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(In thousands of Mexican Pesos) (Notes 1 and 2)

	Notes	2010		2011
ASSETS

Current:
Cash and cash equivalents		Ps.	20,942,531	Ps.	16,275,924

Temporary investments			10,446,840		5,422,563

			31,389,371		21,698,487
Trade notes and accounts receivable, net	3		17,701,125		19,243,712

Other accounts and notes receivable, net			4,112,470		2,458,802

Derivative financial instruments	9		—		99,737

Due from affiliated companies			196,310		450,064

Transmission rights and programming	4		4,004,415		4,178,945

Inventories, net			1,254,536		1,383,822

Other current assets			1,117,740		1,146,189

Total current assets			59,775,967		50,659,758
Non-current accounts receivable			67,763		253,795

Derivative financial instruments	9		189,400		45,272

Transmission rights and programming	4		5,627,602		6,832,527

Investments	5		21,837,453		43,407,790

Property, plant and equipment, net	6		38,651,847		41,498,967

Intangible assets and deferred charges, net	7		10,241,007		11,861,380

Deferred income taxes	19		—		410,893

Other assets			79,588		91,018

Total assets		Ps.	136,470,627	Ps.	155,061,400

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(In thousands of Mexican Pesos) (Notes 1 and 2)

	Notes	2010		2011
LIABILITIES

Current:
Short-term debt and current portion of long-term debt	8	Ps.	1,469,142	Ps.	1,170,000
Current portion of capital lease obligations	8		280,137		381,891
Trade accounts payable			7,472,253		7,687,518
Customer deposits and advances			18,587,871		20,926,324
Taxes payable			1,443,887		1,388,242
Accrued interest			750,743		792,645
Employee benefits			199,638		252,492
Due to affiliated companies			48,753		43,089
Derivative financial instruments	9		74,329		—
Other accrued liabilities			2,982,309		3,359,911

Total current liabilities			33,309,062		36,002,112
Long-term debt, net of current portion	8		46,495,660		55,657,000
Capital lease obligations, net of current portion	8		349,674		201,844
Derivative financial instruments	9		103,528		310,604
Customer deposits and advances			495,508		460,000
Other long-term liabilities			3,027,766		3,047,487
Deferred income taxes	19		401,525		—
Retirement and termination benefits	10		430,143		525,868

Total liabilities			84,612,866		96,204,915

Commitments and contingencies	11

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value	12		10,019,859		10,238,885
Additional paid-in capital			4,547,944		16,593,239

			14,567,803		26,832,124

Retained earnings:	13
Legal reserve			2,135,423		2,139,007
Unappropriated earnings			23,583,384		28,596,239
Net income for the year			7,683,389		6,889,641

			33,402,196		37,624,887
Accumulated other comprehensive income, net	14		3,251,109		3,174,521
Shares repurchased	12		(6,156,625)		(15,971,710)

			30,496,680		24,827,698

Total controlling interest			45,064,483		51,659,822
Non-controlling interest	15		6,793,278		7,196,663

Total stockholders’ equity			51,857,761		58,856,485

Total liabilities and stockholders’ equity		Ps.	136,470,627	Ps.	155,061,400

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Consolidated Statements of Income

For the Years Ended December 31, 2009, 2010 and 2011

(In thousands of Mexican Pesos, except per CPO amounts) (Notes 1 and 2)

	Notes	2009		2010		2011
Net sales	22	Ps.	52,352,501	Ps.	57,856,828	Ps.	62,581,541

Cost of sales (excluding depreciation and amortization)			23,768,369		26,294,779		28,166,280

Selling expenses (excluding depreciation and amortization)			4,672,168		4,797,700		4,972,866

Administrative expenses (excluding depreciation and amortization)			3,825,507		4,602,415		5,190,621

Depreciation and amortization	6 and 7		4,929,589		6,579,325		7,429,728

Operating income	22		15,156,868		15,582,609		16,822,046

Other expense, net	17		1,764,846		567,121		639,966

Integral cost of financing, net	18		2,973,254		3,028,645		4,142,749

Equity in losses of affiliates, net	5		715,327		211,930		449,439

Income before income taxes			9,703,441		11,774,913		11,589,892
Income taxes	19		3,120,744		3,258,986		3,409,751

Consolidated net income			6,582,697		8,515,927		8,180,141

Non-controlling interest net income	15		575,554		832,538		1,290,500

Controlling interest net income	13 and 14	Ps.	6,007,143	Ps.	7,683,389	Ps.	6,889,641

Controlling interest net income per CPO	20	Ps.	2.14	Ps.	2.75	Ps.	2.45

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2009, 2010 and 2011

(In thousands of Mexican Pesos) (Notes 1 and 2)

	Capital Stock Issued (Note 12)		Additional Paid-In Capital		Retained Earnings (Note 13)		Accumulated Other Comprehensive Income (Note 14)		Shares Repurchased (Note 12)		Total Controlling Interest		Non-controlling Interest (Note 15)		Total Stockholders’ Equity
Balance at January 1, 2009	Ps.	10,060,950	Ps.	4,547,944	Ps.	29,534,334	Ps.	3,184,043	Ps.	(5,308,429)	Ps.	42,018,842	Ps.	5,232,834	Ps.	47,251,676
Dividends		—		—		(9,163,857)		—		—		(9,163,857)		—		(9,163,857)
Share cancellation		(41,091)		—		(541,466)		—		582,557		—		—		—
Repurchase of capital stock		—		—		—		—		(759,003)		(759,003)		—		(759,003)
Sale of repurchase shares		—		—		(215,984)		—		297,802		81,818		—		81,818
Increase in non-controlling interest		—		—		—		—		—		—		1,069,518		1,069,518
Net loss on acquisition of non-controlling interest in Cablemás and Cablestar		—		—		(56,210)		—		—		(56,210)		—		(56,210)
Stock-based compensation		—		—		371,783		—		—		371,783		—		371,783
Adjustment to retained earnings for changes in tax consolidation		—		—		(548,503)		—		—		(548,503)		—		(548,503)
Comprehensive income		—		—		6,007,143		217,782		—		6,224,925		—		6,224,925

Balance at December 31, 2009		10,019,859		4,547,944		25,387,240		3,401,825		(5,187,073)		38,169,795		6,302,352		44,472,147
Repurchase of capital stock		—		—		—		—		(1,357,072)		(1,357,072)		—		(1,357,072)
Sale of repurchase shares		—		—		(304,470)		—		387,520		83,050		—		83,050
Increase in non-controlling interest		—		—		—		—		—		—		490,926		490,926
Gain on acquisition of non-controlling interest in a subsidiary of Sky		—		—		79,326		—		—		79,326		—		79,326
Stock-based compensation		—		—		556,711		—		—		556,711		—		556,711
Comprehensive income (loss)		—		—		7,683,389		(150,716)		—		7,532,673		—		7,532,673

Balance at December 31, 2010		10,019,859		4,547,944		33,402,196		3,251,109		(6,156,625)		45,064,483		6,793,278		51,857,761
Dividends		—		—		(1,023,012)		—		—		(1,023,012)		—		(1,023,012)
Shares issued		120,787		10,379,213		—		—		—		10,500,000		—		10,500,000
Repurchase of capital stock		—		—		—		—		(11,442,740)		(11,442,740)		—		(11,442,740)
Sale of repurchase shares		—		—		(697,467)		—		1,627,655		930,188		—		930,188
Increase in non-controlling interest		—		—		—		—		—		—		403,385		403,385
Net loss on acquisition of non-controlling interest in Cablemás and other related transactions (see Note 2)		98,239		1,666,082		(1,595,796)		—		—		168,525		—		168,525
Stock-based compensation		—		—		649,325		—		—		649,325		—		649,325
Comprehensive income (loss)		—		—		6,889,641		(76,588)		—		6,813,053		—		6,813,053

Balance at December 31, 2011	Ps.	10,238,885	Ps.	16,593,239	Ps.	37,624,887	Ps.	3,174,521	Ps.	(15,971,710)	Ps.	51,659,822	Ps.	7,196,663	Ps.	58,856,485

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2010 and 2011

(In thousands of Mexican Pesos) (Notes 1 and 2)

	2009		2010		2011
Operating activities:
Income before income taxes	Ps.	9,703,441	Ps.	11,774,913	Ps.	11,589,892
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Equity in losses of affiliates		715,327		211,930		449,439
Depreciation and amortization		4,929,589		6,579,325		7,429,728
Other amortization		1,224,450		354,725		124,740
Provision for doubtful accounts and write-off of receivables		897,162		675,929		689,057
Retirement and termination benefits		58,196		98,397		112,344
Gain on disposition of investments		(90,565)		(1,113,294)		—
Interest income		(19,531)		—		(226,769)
Premium paid by early retirement of Guaranteed Senior Notes		—		100,982		—
Stock-based compensation		371,783		556,711		649,325
Derivative financial instruments		644,956		804,971		153,705
Interest expense		2,832,675		3,289,198		4,109,064
Unrealized foreign exchange (gain) loss, net		(1,003,537)		(1,460,284)		1,199,582

		20,263,946		21,873,503		26,280,107

(Increase) decrease in trade notes and accounts receivable, net		(1,082,292)		54,958		(2,097,433)
(Increase) decrease in transmission rights and programming		(674,645)		654,843		(1,355,910)
(Increase) decrease in inventories		(45,148)		402,874		(113,275)
(Increase) decrease in other accounts and notes receivable and other current assets		(1,347,376)		(308,295)		1,367,361
Decrease in trade accounts payable		(80,920)		(230,648)		(21,162)
Increase (decrease) in customer deposits and advances		2,242,021		(1,822,956)		2,269,052
Increase in other liabilities, taxes payable and deferred taxes		158,066		661,198		112,785
(Decrease) increase in retirement and termination benefits		(16,035)		(17,176)		36,235
Income taxes paid		(4,282,042)		(4,403,393)		(3,622,589)

		(5,128,371)		(5,008,595)		(3,424,936)

Net cash provided by operating activities		15,135,575		16,864,908		22,855,171

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2010 and 2011

(In thousands of Mexican Pesos) (Notes 1 and 2)

	2009		2010		2011
Investing activities:
Temporary investments, net		(524,158)		(1,351,497)		5,238,418
Due from affiliated companies, net		(2,309)		(103,295)		(199,395)
Held-to-maturity and available-for-sale investments		(3,051,614)		(373,063)		(313,853)
Disposition of held-to-maturity and available-for-sale investments		10,000		234,158		580,793
Investment in Convertible Debentures		—		(13,966,369)		(19,229,056)
Equity method and other investments		(809,625)		(2,418,502)		(1,916,893)
Disposition of equity method and other investments		57,800		1,807,419		66,310
Investments in property, plant and equipment		(6,410,869)		(11,306,013)		(9,668,501)
Disposition of property, plant and equipment		248,148		915,364		591,603
Investments in goodwill and other intangible assets		(569,601)		(712,070)		(242,738)

Net cash used in investing activities		(11,052,228)		(27,273,868)		(25,093,312)

Financing activities:
Long-term Mexican banks		—		—		9,700,000
Issuance of Notes due 2020		—		10,000,000		—
Issuance of Senior Notes due 2040		7,612,055		—		—
Repayment of Senior Notes due 2011		—		—		(898,776)
Prepayment of Senior Guaranteed Notes due 2015 and bank loan facility (Cablemás)		—		(2,876,798)		—
Prepayment of bank loan facility (Empresas Cablevisión)		—		—		(2,700,135)
Repayment of Mexican Peso debt		(1,162,460)		(1,050,000)		(410,000)
Repayment of foreign currency debt		(1,206,210)		(32,534)		—
Capital lease payments		(151,506)		(262,013)		(332,673)
Other increase in debt		46,555		230,000		—
Interest paid		(2,807,843)		(3,003,076)		(4,067,162)
Repurchase and sale of capital stock		(677,185)		(1,274,022)		(12,552)
Dividends paid		(9,163,857)		—		(1,023,012)
Non-controlling interest		76,344		(243,558)		(2,649,274)
Derivative financial instruments		(206,776)		(52,535)		(149,518)

Net cash (used in) provided by financing activities		(7,640,883)		1,435,464		(2,543,102)

Effect of exchange rate changes on cash and cash equivalents		(105,530)		(44,115)		105,214

Net decrease in cash and cash equivalents		(3,663,066)		(9,017,611)		(4,676,029)
Cash and cash equivalents of TVI in 2009 and certain businesses of TVI upon consolidation in 2010 and 2011, respectively		21,509		18,654		9,422
Cash and cash equivalents at beginning of year		33,583,045		29,941,488		20,942,531

Cash and cash equivalents at end of year	Ps.	29,941,488	Ps.	20,942,531	Ps.	16,275,924

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Televisa, S.A.B.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2009, 2010 and 2011

(In thousands of Mexican Pesos, except per CPO, per share, par value and exchange rate amounts)

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

The consolidated financial statements include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). The consolidated financial statements also include the accounts of variable interest entities, in which the Group is deemed the primary beneficiary. The primary beneficiary of a variable interest entity is the party that has the power to direct the most significant activities that affect economic performance of the entity and that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. See Note 1(b) for further discussion of all variable interest entities. All significant intercompany balances and transactions have been eliminated from the financial statements.

Through December 31, 2007, the Group recognized the effects of inflation in its consolidated financial statements in accordance with Mexican FRS. Effective January 1, 2008, Mexican FRS requires that an entity discontinue recognizing the effects of inflation in financial statements when general inflation applicable to a specific entity is less than 26% in a cumulative three-year period. The cumulative inflation in Mexico measured by the National Consumer Price Index (“NCPI”) for the three-year period ended December 31, 2008, 2009 and 2010 was 15%, 14.5% and 15.2%, respectively. Accordingly, the consolidated financial statements of the Group for the years ended December 31, 2009, 2010 and 2011, do not include any adjustments to recognize the effects of inflation during those years. The cumulative inflation in Mexico measured by the NCPI for the three-year period ended December 31, 2011, was 12.3%.

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

Certain reclassifications have been made to prior years’ financial information to conform to the December 31, 2011 presentation.

In the first quarter of 2009, the Mexican Bank and Securities Commission (“Comisión Nacional Bancaria y de Valores”), issued regulations for listed companies in Mexico requiring the adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) to report comparative financial information for periods beginning no later than January 1, 2012. In 2010, the Group implemented a plan to comply with these regulations and start reporting its consolidated financial statements in accordance with IFRS for periods beginning with the first quarter of 2012. Beginning on January 1, 2012, the Group discontinued using Mexican FRS and adopted IFRS issued by the IASB for financial reporting purposes. Accordingly, the consolidated financial statements of the Group as of December 31, 2012 and for the year ending on that date, will be presented on a comparative basis in accordance with IFRS. Mexican FRS differs in certain respects from IFRS. Information relating to the nature and effect of certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in the Group’s consolidated stockholders’ equity as of January 1, 2011, the transition date, and December 31, 2011, is presented in Note 23 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 23, 2012, by the Group’s Chief Financial Officer.

(b) Members of the Group

At December 31, 2011, the Group consisted of the Company and its consolidated entities, including the following:

Consolidated Entities	Company’s Ownership (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V. (“Televisa”)	100%	Television Broadcasting Pay Television Networks Programming Exports
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R. L. de C.V. and subsidiaries (collectively, “Sky”) (3)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”)	51%	Cable and Telecom
The former subsidiaries of Cablemás, S.A. de C.V. (collectively, “Cablemás”) (4)	100%	Cable and Telecom
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	50%	Cable and Telecom
Cablestar, S.A. de C.V. and subsidiaries	66.1%	Cable and Telecom
Consorcio Nekeas, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the consolidated entity.

(2)	See Note 22 for a description of each of the Group’s business segments.

(3)	At December 31, 2011, the Group had identified Sky as a variable interest entity and the Group as the primary beneficiary of the investment in this entity. The Group has a 58.7% interest in Sky, a satellite television provider in Mexico, Central America and the Dominican Republic.

(4)	Cablemás, S.A. de C.V., the former holding company of the Cablemás business, was merged into the Company on April 29, 2011. As a result of this merger, the Company became the direct holding company of the subsidiaries comprising the Cablemás business (see Note 2).

(5)	Effective October 1, 2009, the Company has a controlling interest in TVI as a result of a corporate governance amendment (the legal right to designate the majority of TVI’s board of directors), and began consolidating the assets, liabilities and results of operations of TVI in its consolidated financial statements. Through September 30, 2009, the Group’s investment in TVI was accounted for by using the equity method.

The Group’s Television Broadcasting, Sky, Cable and Telecom segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions (licenses) or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. At December 31, 2011, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Television Broadcasting	In 2021
Sky	Various from 2015 to 2027
Cable and Telecom	Various from 2013 to 2039
Other Businesses:
Radio	Various from 2015 to 2020
Gaming	In 2030

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

In connection with its net investment in shares of common stock of Broadcasting Media Partners Inc. (“BMP”), beginning in the third quarter of 2011, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt, which amounted to U.S.$174.8 million as of December 31, 2011. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to consolidated stockholders’ equity as other comprehensive income or loss (see Notes 2, 5 and 14).

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

As of December 31, 2010 and 2011, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. Dollars and Mexican Pesos, with an average yield of approximately 0.58% for U.S. Dollar deposits and 4.67% for Mexican Peso deposits in 2010, and approximately 0.76% for U.S. Dollar deposits and 4.60% for Mexican Peso deposits in 2011.

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

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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

Investments in equity instruments or equivalents of companies in which the Group does not exercise significant influence nor joint control, but intent to hold for an indefinite term, are classified as other permanent investments and accounted for at cost under Mexican FRS.

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

(h) Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

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

Intangible assets and deferred financing costs are recognized at cost.

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

•	The revenue from publishing distribution is recognized upon distribution of the products.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

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

(p) Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheet and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2009, 2010 and 2011, certain derivative financial instruments qualified for hedge accounting (see Note 9).

(q) Comprehensive Income

Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources (see Note 14).

(r) Stock-based Compensation

The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to officers and employees, and is recognized in consolidated stockholders’ equity with charge to consolidated income (administrative expense) over the vesting period (see Note 12). The Group accrued a stock-based compensation expense of Ps.371,783, Ps.556,711 and Ps.649,325 for the years ended December 31, 2009, 2010 and 2011, respectively.

(s) Recently Issued IFRS

As mentioned in Notes 1(a) and 23, as of January 1, 2012 the Group adopted IFRS for the preparation of its consolidated financial statements. Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods. Management is in the process of evaluating the potential impact of these pronouncements on the Group’s consolidated financial statements in accordance with IFRS.

Deferred Tax: Recovery of Underlying Assets (Amendments to International Accounting Standard (“IAS”) 12). These amendments introduce an exception to the existing standard for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, Income Taxes—Recovery of Revalued Non-depreciable Assets, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. These amendments are effective for annual periods beginning on or after January 1, 2012.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1). The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income (“OCI”) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. These amendments are effective for annual periods beginning on or after July 1, 2012 (retrospective application required), with early adoption permitted.

IAS 19, Employee Benefits (as amended in 2011). This standard, as amended, eliminates the corridor approach for the recognition of actuarial gains or losses, and requires the calculation of finance costs on a net funding basis. This amended standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 9, Financial Instruments. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. This standard is effective for periods beginning on or after January 1, 2015, with early adoption permitted.

IFRS 10, Consolidated financial statements. The objective of IFRS 10 is to establish principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. It replaces IAS 27 and SIC 12 and is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 11, IFRS 12, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 11, Joint Arrangements. IFRS 11 focuses on the rights and obligations of the arrangement rather than its legal form. It specifies that there are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is not longer allowed. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 12, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 12, Disclosures of Interests in Other Entities. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IAS 27 (as amended in 2011) and IAS 28 (as amended in 2011) at the same time.

IFRS 13, Fair Value Measurement. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 27, Separate Financial Statements (as amended in 2011). This amended standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. It is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as amended in 2011) at the same time.

IAS 28, Investments in Associates and Joint Ventures (as amended in 2011). This amended standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. It is effective for periods beginning on or after January 1, 2013, with early adoption permitted if it is applied with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (as amended in 2011) at the same time.

2. Acquisitions, Investments and Dispositions

In February 2009, the Group’s controlling interest in Cablemás increased from 54.5% to 58.3%, as a result of a capital contribution made by a Company’s subsidiary and the dilution of the non-controlling interest in Cablemás. The Company retained 49% of the voting stock of Cablemás. This transaction between stockholders of the Group resulted in a non-cash reduction of retained earnings attributable to the controlling interest of Ps.118,353, with a corresponding increase in stockholders’ equity attributable to the non-controlling interest. In December 2009, the Group completed a final valuation and purchase price allocation of the assets and liabilities of Cablemás in connection with the consolidation of this Company’s subsidiary in 2008, and recognized Ps.1,052,190 of concessions, Ps.636,436 of trademarks, Ps.792,276 of a subscriber list, Ps.374,887 of interconnection contracts, and an aggregate write-down of Ps.1,036,933 relating to technical equipment and other intangibles (see Notes 1(b) and 7). On March 31, 2011, the stockholders of Cablemás approved, among other matters, a capital increase in Cablemás, by which a wholly-owned subsidiary of the Company increased its equity interest in Cablemás from 58.3% to 90.8%. On April 29, 2011, the stockholders of the Company approved, among other matters: (i) the merger of Cablemás, S.A. de C.V. into the Company on that date, for which regulatory approvals were obtained in the first half of 2011; and (ii) an increase in the capital stock of the Company in connection with this merger, by which the Group’s controlling interest in Cablemás increased from 90.8% to 100%. These transactions were completed in October 2011. These transactions between stockholders resulted in a net loss of Ps.1,595,796, which decreased retained earnings attributable to the controlling interest in consolidated stockholders’ equity (see Notes 7, 12 and 15).

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

In June 2010, the Mexican Communications and Transportation Ministry (“Secretaría de Comunicaciones y Transportes”) granted to the consortium formed by Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (“Telefónica”), the Group and Megacable, S.A. de C.V. (“Megacable”), a favorable award in the bidding process for a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission (“Comisión Federal de Electricidad” or “CFE”). The consortium, through the company Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in which a subsidiary of Telefónica, a subsidiary of the Company and a subsidiary of Megacable have an equal equity participation, was granted a contract to lease 19,457 kilometers of dark fiber optic capacity from the CFE, along with the corresponding concession to operate a public telecommunications network. In June 2010, the Group made a capital contribution of Ps.54,667 in connection with its 33.3% interest in GTAC. GTAC started operations in the second half of 2011 and commercial services in the first quarter of 2012 (see Note 5).

In July 2010, the Group sold its 25% interest in Controladora Vuela Compañía de Aviación, S.A. de C.V. and subsidiaries (collectively “Volaris”), a low-cost carrier airline, for a total consideration of U.S.$80.6 million (Ps.1,042,836) in cash. The Group’s total capital contributions made in Volaris since October 2005 amounted to U.S.$49.5 million (Ps.574,884), including a capital contribution made in 2009 in the amount of U.S.$5 million (Ps.69,000). As a result of this disposition, the Group recognized a net pretax gain of Ps.783,981, which was accounted for in consolidated income for the year ended December 31, 2010, as other expense, net (see Notes 16 and 17).

On December 20, 2010, the Group, Univision Communications Inc. (“Univision”), BMP, which is Univision’s parent company, and other parties affiliated with the investor groups that own BMP entered into various agreements and completed certain transactions. As a result, in December 2010, the Group: (i) made a cash investment of U.S.$1,255 million in BMP in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding common stock of BMP, and U.S.$1,125 million (Ps.13,904,222) aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025, which are convertible at the Company’s option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions; (ii) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions and (iii) sold to Univision its entire interest in TuTv, LLC (“TuTv”), which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million (Ps.681,725). In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision and (ii) the Group entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA. In the fourth quarter of 2011, the Group entered into agreements to buy from existing BMP stockholders additional 219,125 shares of common stock of BMP in the aggregate amount of U.S.$49.1 million (Ps.669,392). As a result of this acquisition, the Group increased its equity stake in BMP from 5% to 7.1% (see Notes 5, 11 and 16).

On April 7, 2011, the Company, Grupo Iusacell, S.A. de C.V. (“Iusacell”), a provider of telecommunication services, primarily engaged in providing mobile services throughout Mexico, and GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Iusacell, reached an agreement under which the Group made an investment of (i) U.S.$37.5 million (Ps.442,001) in 1.093875% of the outstanding shares of common stock of GSF, which amount was paid in cash by the Group on April 7, 2011; and (ii) U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF, which are divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures are the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365 million (Ps.4,302,146), issued against the payment in cash made by the Group on April 7, 2011. The Series 2 Debentures are the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200 million (Ps.14,926,910), issued against the payments in cash made by the Group on April 7, 2011, and in the period from May through October 2011, in the amounts of U.S.$400 million (Ps.4,714,680) and U.S.$800 million (Ps.10,212,230), respectively. These debentures have a conversion date on or before December 2015, and earn annual interest of 2% until the date they are converted into shares of common stock of GSF, with interest receivable on a quarterly basis. Upon conversion of the debentures, which is subject to regulatory approval and other customary closing conditions, the equity participation of the Group in GSF and Iusacell will be 50%, and the Group will share equal governance rights with the other owner. In addition, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,591,400) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.48,533,352) at any time between 2011 and 2015. On February 2, 2012, the Company was notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into shares of common stock of GSF. On March 15, 2012, the Company filed an appeal before the Mexican Antitrust Commission requesting such authority to revert its resolution and authorize the conversion. Such appeal is currently under review by the authority, which has a term of 60 business days to issue a new resolution. In addition to the appeal, the Company will assess and pursue potential remedies provided by law, which may include, without limitation, other administrative or judiciary procedures. No assurance can be given that the result of the appeal or of any other proceedings will be favorable to the Company (see Notes 5 and 18).

3. Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, consisted of:

	2010		2011
Non-interest bearing notes received from customers as deposits and advances	Ps	.13,313,673	Ps	.13,465,534
Accounts receivable, including value-added tax receivables related to advertising services		5,966,189		7,559,848
Allowance for doubtful accounts		(1,578,737)		(1,781,670)

	Ps	.17,701,125	Ps	.19,243,712

4. Transmission Rights and Programming

At December 31, transmission rights and programming consisted of:

	2010		2011
Transmission rights	Ps.	5,792,029	Ps.	7,103,302
Programming		3,839,988		3,908,170

		9,632,017		11,011,472

Non-current portion of:
Transmission rights		3,724,547		4,658,307
Programming		1,903,055		2,174,220

		5,627,602		6,832,527

Current portion of transmission rights and programming	Ps.	4,004,415	Ps.	4,178,945

5. Investments

At December 31, the Group had the following investments:

	2010		2011		Ownership % as of December 31, 2011
Accounted for by the equity method:
BMP (a)	Ps.	1,613,892		Ps. 2,443,103	7.1%
Gestora de Inversiones Audiovisuales La Sexta, S.A. and subsidiaries (collectively, “La Sexta”) (b)		722,752		130,203	40.8%
GTAC (c)		34,645		—	33.3%
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (d)		819,913		810,273	40%
Other		141,435		151,965

		3,332,637		3,535,544

Other investments:
1.5% Convertible Debentures due 2025 issued by BMP (a)		13,904,222		15,767,748
Mandatorily Convertible Debentures issued by GSF (e)		—		19,229,056
Common shares of GSF		—		442,001
Loan and interest receivable from La Sexta (b)		354,942		572,132
Long-term credit facility and interest receivable from GTAC (c)		384,063		498,344
Held–to–maturity debt securities (f)		935,494		543,581
Other available–for–sale investments (g)		2,922,625		2,812,200
Other		3,470		7,184

		18,504,816		39,872,246

	Ps.	21,837,453	Ps.	43,407,790

(a)	The Group accounts for its 7.1% investment in common stock of BMP, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence over BMP’s operations. Since December 20, 2010, the Group: (i) owned 526,336 Class “C” shares of common stock of BMP, representing 5% of the outstanding total shares of BMP as of that date, (ii) held 1.5% Convertible Debentures due 2025 issued by BMP with interest payable on a quarterly basis, which can be converted into additional shares currently equivalent to a 30% equity stake of BMP, at the option of the Group, subject to certain conditions and regulations; (iii) owned an option to acquire at fair value an additional 5% of common stock of BMP, at a future date, subject to certain conditions and regulations; (iv) had three of 20 designated members of the Board of Directors of BMP; and (v) had entered in program license agreements with Univision, an indirect wholly-owned subsidiary of BMP, through the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP. In the fourth quarter of 2011, the Group entered into agreements to buy from existing stockholders additional 219,125 shares of common stock of BMP in the aggregate amount of U.S.$49.1 million (Ps.669,392), which was paid in cash by the Group in December 2011. As of December 31, 2010 and 2011, the Group owned Class “C” shares of common stock of BMP representing 5% and 7.1% of the outstanding total shares of BMP as of those dates, respectively, and held 1.5% Convertible Debentures due 2025 issued by BMP in the principal amount of U.S.$1,125 million. These convertible debentures were classified by the Group as available-for-sale investments in its consolidated balance sheets (see Notes 2, 9, 11 and 16).

(b)	La Sexta is a free-to-air television channel in Spain. During 2009, the Company made additional capital contributions related to its interest in La Sexta in the amount of €35.7 million (Ps.663,082). During the first half of 2010, the Group made short-term loans in connection with its 40.5% interest in La Sexta in the principal amount of €21.5 million (Ps.354,942). In February 2011, these loans were capitalized by the Company as investment in La Sexta and the Company’s percentage ownership in La Sexta increased from 40.5% to 40.8%. In December 2011, the Company agreed to exchange on a non-cash basis its 40.8% equity interest in La Sexta for a 14.5% equity participation in Imagina Media Audiovisual, S.L. (“Imagina”). Imagina is a significant provider of content and audiovisual services for the media and entertainment industry in Spain. All closing conditions applicable to this transaction were met in February 2012. Additionally, the Company announced that it will participate together with Imagina and the remaining stockholders of La Sexta in the merger agreement (“Merger Agreement”) between Antena 3 de Televisión, S.A. (“Antena 3”) and La Sexta. Under the terms of the Merger Agreement, which is subject to regulatory approval, La Sexta will be merged into Antena 3 and its stockholders will receive up to a 14% equity stake in Antena 3, a portion of which is conditioned on Antena 3 achieving certain profitability goals. The Company does not expect to receive any Antena 3 shares, and will transfer all of its contractual rights and obligations under the Merger Agreement to Imagina.

(c)	GTAC is a company with a concession to operate a public telecommunications network in Mexico with an expiration date in 2020. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.668,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Principal and interest under this credit facility are payable at dates agreed by the parties between 2012 and 2027. As of December 31, 2010 and 2011, GTAC had used a principal amount of Ps.372,083 and Ps.459,083, respectively, under this credit facility, with a related accrued interest receivable of Ps.11,980 and Ps.39,261, respectively (see Notes 2 and 11).

(d)	OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., and is engaged in the live entertainment business in Mexico. In 2009 and 2011, OCEN paid dividends to the Group in the aggregate amount of Ps.56,000 and Ps.64,960, respectively. The investment in OCEN includes a goodwill of Ps.359,613 as of December 31, 2010 and 2011 (see Note 16).

(e)	The Group recognized its 1.09% interest in common shares of GSF and debentures mandatorily convertible into common shares of GSF, as other permanent investments, and therefore accounted for at cost, subject to impairment analysis. As of December 31, 2011, no impairment has been recognized on this investment (see Note 2).

(f)	Held-to-maturity securities represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2011, are as follows: Ps.214,758 in 2013, Ps.137,601 in 2014, Ps.120,909 in 2015 and Ps.70,313 thereafter.

(g)	In the second half of 2009, the Group invested an aggregate amount of U.S.$180 million in a telecom and media open-ended fund (see Note 1 (g)).

The Group recognized equity in comprehensive loss of affiliates for the years ended December 31, 2009, 2010 and 2011, as follows:

	2009		2010		2011
Equity in losses of affiliates, net	Ps.	(715,327)	Ps.	(211,930)	Ps.	(449,439)

Equity in other comprehensive income (loss) of affiliates:
Foreign currency translation adjustments, net		(29,319)		(116,879)		292,720
Gain (loss) on equity accounts, net		39,525		4,598		(37,306)

		10,206		(112,281)		255,414

	Ps.	(705,121)	Ps.	(324,211)	Ps.	(194,025)

6. Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, consisted of:

	2010		2011
Buildings	Ps.	9,466,384	Ps.	9,603,313
Buildings improvements		1,698,781		1,690,594
Technical equipment		45,520,020		52,324,547
Satellite transponders		3,593,873		3,593,873
Furniture and fixtures		826,076		887,842
Transportation equipment		2,525,029		2,165,540
Computer equipment		3,671,449		4,430,997
Leasehold improvements		1,303,689		1,342,959

		68,605,301		76,039,665
Accumulated depreciation		(36,900,013)		(42,379,528)

		31,705,288		33,660,137
Land		4,085,914		4,222,114
Construction in progress		2,860,645		3,616,716

	Ps.	38,651,847	Ps.	41,498,967

Depreciation charged to income in 2009, 2010 and 2011 was Ps.4,390,339, Ps.5,697,642 and Ps.6,500,739, respectively.

Satellite transponders are recorded as an asset equal to the net present value of committed payments under a 15-year service agreement entered into with Intelsat Corporation (“Intelsat”) for 12 KU-band transponders on Intelsat’s satellite IS-9 (see Note 8). Additionally, in connection with a 15-year service agreement for 24 transponders on Intelsat’s satellite IS-16 among Sky, Sky Brasil Servicos Ltda., Intelsat and an affiliate, the Group recorded in 2010 a one-time fixed fee in the aggregate amount of U.S.$138.6 million (Ps.1,697,711), of which U.S.$27.7 million and U.S.$110.9 million were paid in the first quarter of 2010 and 2011, respectively (see Note 11). As of December 31, 2010 and 2011, satellite transponders, net of accumulated depreciation, amounted to Ps.1,808,647 and Ps.1,631,171, respectively.

7. Intangible Assets and Deferred Charges, Net

The balances of intangible assets and deferred charges as of December 31, were as follows:

	2010						2011
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite lives:
Goodwill					Ps.	2,529,594					Ps.	2,571,942
Publishing, TVI and other trademarks						1,267,939						1,799,774
Television network concession						650,603						650,603
Cablemás concession
(see Note 2)						1,052,190						1,931,000
TVI concession (see Note 2)						262,925						321,745
Telecom concession (see Note 2)						767,682						765,842
Sky concession						96,042						96,042
TIM concession						–						86,813
Intangible assets with finite lives and deferred charges:
Licenses and software	Ps.	1,881,493	Ps.	(1,097,123)		784,370	Ps.	2,286,110	Ps.	(1,533,107)		753,003
Subscriber lists
(see Note 2)		2,403,535		(1,231,941)		1,171,594		2,794,823		(1,591,457)		1,203,366
Other intangible assets		836,747		(160,782)		675,965		1,019,756		(265,250)		754,506
Deferred financing costs (see Note 8)		1,472,281		(490,178)		982,103		1,424,877		(498,133)		926,744

	Ps.	6,594,056	Ps.	(2,980,024)	Ps.	10,241,007	Ps.	7,525,566	Ps.	(3,887,947)	Ps.	11,861,380

Amortization of intangible assets with finite lives and deferred financing costs charged to income in 2009, 2010 and 2011, was Ps.603,606, Ps.985,827 and Ps.1,003,829, respectively, of which Ps.64,356, Ps.70,668 and Ps.70,364 in 2009, 2010 and 2011, respectively, was recorded as interest expense (see Note 18) and Ps.33,476 and Ps.4,476 in 2010 and 2011, respectively, was recorded as other expense in connection with the extinguishment of long-term debt (see Note 17).

The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2011, were as follows:

	Balance as of December 31, 2010		Acquisitions		Foreign Currency Translation Adjustments		Adjustments/ Reclassifications		Balance as of December 31, 2011
Goodwill:
Television Broadcasting	Ps.	308,586	Ps.	31,004	Ps.	–	Ps.	(97,307)	Ps.	242,283
Cable and Telecom		1,711,091		147,957		–		–		1,859,048
Publishing		470,511		–		–		100		470,611
Other Businesses		39,406		–		–		(39,406)		–

	Ps.	2,529,594	Ps.	178,961	Ps.	–	Ps.	(136,613)	Ps.	2,571,942

Trademarks (see Note 2):
Publishing	Ps.	509,092	Ps.	–	Ps.	271	Ps.	–	Ps.	509,363
Cable and Telecom		669,495		531,564		–		–		1,201,059
TVI		89,352		–		–		–		89,352

	Ps.	1,267,939	Ps.	531,564	Ps.	271	Ps.	–	Ps.	1,799,774

8. Debt and Capital Lease Obligations

Debt and capital lease obligations outstanding as of December 31, were as follows:

	2010		2011
U.S. Dollar debt:
8% Senior Notes due 2011	Ps.	889,142	Ps.	—
6% Senior Notes due 2018 (1)		6,178,800		6,989,250
6.625% Senior Notes due 2025 (1)		7,414,560		8,387,100
8.50% Senior Notes due 2032 (1)		3,707,280		4,193,550
6.625% Senior Notes due 2040 (1)		7,414,560		8,387,100
Bank loan facility (Empresas Cablevisión) (2)		2,780,460		—

Total U.S. Dollar debt		28,384,802		27,957,000

Mexican Peso debt:
7.38% Notes due 2020 (3)		10,000,000		10,000,000
8.49% Senior Notes due 2037 (1)		4,500,000		4,500,000
Bank loans (4)		1,000,000		9,600,000
Bank loans (Sky) (5)		3,500,000		3,500,000
Bank loans (TVI) (6)		580,000		1,270,000

Total Mexican Peso debt		19,580,000		28,870,000

Total debt		47,964,802		56,827,000
Less: Short-term debt and current portion of long-term debt		1,469,142		1,170,000

Long-term debt, net of current portion	Ps.	46,495,660	Ps.	55,657,000

Capital lease obligations:
Satellite transponder lease obligation (7)	Ps.	414,921	Ps.	225,575
Other (8)		214,890		358,160

Total capital lease obligations		629,811		583,735
Less: Current portion		280,137		381,891

Capital lease obligations, net of current portion	Ps.	349,674	Ps.	201,844

(1)	The Senior Notes due 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000 and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032 and 2040 were priced at 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.

(2)	This bank loan facility with an original maturity in 2012 was entered into by Empresas Cablevisión in the aggregate principal amount of U.S.$225 million. Annual interest on this loan facility was payable on a quarterly basis at LIBOR plus an applicable margin that ranged from 0.475% to 0.800% depending on a leverage ratio. In March 2011, Empresas Cablevisión prepaid all of its outstanding loan facility.

(3)	In October 2010, the Company issued 7.38% Notes (“Certificados Bursátiles”) due 2020 through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)	In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600,000, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. This line also includes in 2010 and 2011, outstanding balances in the principal amount of Ps.1,000,000 and Ps.1,000,000, respectively, in connection with certain credit agreement entered into by the Company with a Mexican bank, with maturity in 2012. Interest on this loan is 10.35% per annum, and is payable on a monthly basis. Under the terms of this credit agreement, the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports are required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens.

(5)	Includes in 2010 and 2011, two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400,000 and Ps.2,100,000, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This Sky long-term indebtedness is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(6)	Includes in 2010 and 2011, outstanding balances in the aggregate principal amount of Ps.580,000 and Ps.1,270,000, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities in 2012 and 2013 to 2016, bearing different annual interest rates of 7.81% and in the range of TIIE plus 2.15% and TIIE plus 3.50%, with interest payable on a monthly basis.

(7)	Sky is obligated to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The service term for IS-9 will end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In the first half of 2010, Intelsat confirmed to Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement are proportionately guaranteed by the Company and the other Sky equity owners in relation to their respective ownership interests (see Notes 6 and 11).

(8)	Includes minimum lease payments of property and equipment under leases that qualify as capital leases. The capital leases have terms which expire at various dates between 2012 and 2022.

In November 2010, Cablemás prepaid all of its outstanding Guaranteed Senior Notes due in 2015 for an aggregate amount of U.S.$183 million (Ps.2,256,716), including accrued interest and a premium, as well as all of its outstanding loan facility due in 2012 for an aggregate amount of U.S.$50 million (Ps.622,118), including accrued interest. This refinancing of debt was carried out through a Ps.2,500,000 loan facility provided to Cablemás by a subsidiary of the Company, with an annual interest rate of 9.30%, which is due in November 2020 (see Notes 9 and 17).

Maturities of Debt and Capital Lease Obligations

Debt maturities for the years subsequent to December 31, 2011, are as follows:

2012	Ps.	1,170,000
2013		188,100
2014		225,720
2015		225,720
2016		9,085,460
Thereafter		45,932,000

	Ps.	56,827,000

Future minimum payments under capital lease obligations for the years subsequent to December 31, 2011, are as follows:

2012	Ps.	415,116
2013		130,641
2014		33,551
2015		18,904
2016		5,624
Thereafter		33,744

		637,580
Less: Amount representing interest		53,845

	Ps.	583,735

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments at December 31, were as follows:

	2010				2011
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	10,446,840	Ps.	10,446,840	Ps.	5,422,563	Ps.	5,422,563
1.5% Convertible Debentures due 2025 issued by BMP (see Note 5)		13,904,222		13,904,222		15,767,748		15,767,748
Long-term loan and interest receivable from GTAC (see Note 5)		384,063		442,840		498,344		541,251
Held-to-maturity debt securities (see Note 5)		935,494		933,606		543,581		545,174
Other available-for-sale investments (see Note 5)		2,922,625		2,922,625		2,812,200		2,812,200

Liabilities:
Senior Notes due 2011, 2018, 2025, 2032 and 2040	Ps.	25,604,342	Ps.	28,801,931	Ps.	27,957,000	Ps.	32,638,707
Senior Notes due 2037		4,500,000		4,207,320		4,500,000		4,487,760
Notes due 2020		10,000,000		9,474,300		10,000,000		10,007,300
Long-term notes payable to Mexican banks		5,080,000		5,442,615		14,370,000		14,972,478
Bank loan facility (Empresas Cablevisión)		2,780,460		2,575,555		—		—

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments at December 31, were as follows:

2010:

Derivative Financial Instruments	Carrying Value		National Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Empresas Cablevisión’s cross-currency swaps (b)	Ps.	189,400	U.S.$225,000/ Ps.2,435,040	December 2012

Total assets	Ps.	189,400

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)	Ps.	74,329	U.S.$2,000,000/ Ps.25,727,550	March and July 2011
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (c)		102,485	Ps.1,400,000	April 2016
Cablemás embedded derivatives (d)		1,043	U.S.$3,852	July 2011 to February 2018

Total liabilities	Ps.	177,857

2011:

Derivative Financial Instruments	Carrying Value			Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (e)	Ps.	50,279		U.S.$337,500	2012, 2013 and 2014
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)		94,730		U.S.$2,000,000/ Ps.24,189,000	January, March and May 2012

Total assets	Ps.	145,009	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (c)	Ps.	138,599		Ps.1,400,000	April 2016
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (f)		172,005		Ps.2,500,000	March 2018

Total liabilities	Ps.	310,604

(1)	Includes derivative financial instruments of Ps.99,737 that were classified in current assets in the consolidated balance sheet as of December 31, 2011.

(a)	In order to reduce the adverse effects of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, during 2010 and 2011, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican Peso depreciation on interest payments to be made in 2010, 2011 and 2012. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$2,000 million and U.S.$2,000 million as of December 31, 2010 and 2011, respectively, at an average annual rate of 6.75% and 6.75%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of Ps.25,727,550 and Ps.24,189,000 as of December 31, 2010 and 2011, respectively, at an average annual rate of 6.95% and 6.91%, respectively, without an exchange of the notional amount upon which the payments are based. As a result of the change in fair value of these transactions, in the years ended December 31, 2009, 2010 and 2011, the Company recorded a loss of Ps.25,280, Ps.93,321 and Ps.88,470, respectively, relating to the interest rate swaps not recorded as accounting hedges, in the integral cost of financing (foreign exchange gain or loss), and as of December 31, 2010 and 2011, the Company has recorded in consolidated stockholders’ equity, as accumulated other comprehensive income or loss attributable to the controlling interest, a cumulative (loss) gain for changes in fair value of Ps.(74,329) and Ps.94,730, respectively, relating to interest rate swaps recorded as accounting hedges.

(b)	In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Empresas Cablevisión receives variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 42.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.3650%, and principal amount payments in Mexican Pesos. At the final exchange, Empresas Cablevisión will receive a principal amount of U.S.$225 million, in exchange for Ps.2,435,040. At December 31, 2009 and 2010, this derivative contract qualified as a cash flow hedge, and therefore, the Group has recorded in consolidated stockholders’ equity, as accumulated other comprehensive income or loss, a cumulative gain for changes in fair value of Ps.400,577 and Ps.170,003, respectively, together with a cumulative unrealized foreign exchange loss of Ps.485,505 and Ps.322,965, respectively, related to the long-term debt. In March 2011, Empresas Cablevisión liquidated this derivative contract and received a cash amount of U.S.$7.6 million (Ps.91,200) in connection with a prepayment of its U.S.$225 million debt (see Note 8).

(c)	In December 2006, Sky entered into a derivative transaction agreement from April 2009 through April 2016 to hedge the variable interest rate exposure resulting from a Mexican Peso loan of a total principal amount of Ps.1,400,000. Under this transaction, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. The Group recorded the change in fair value of this transaction as interest expense in the consolidated integral cost of financing (see Note 8).

(d)	Certain Cablemás office lease agreements include embedded derivatives identified as forwards for obligations denominated in U.S. Dollars. The Group recognizes changes in related fair value as foreign exchange gain or loss in the consolidated integral cost of financing. In March 2011, Cablemás concluded such lease agreements with embedded derivatives.

(e)	In December 2011, the Company entered into derivative agreements (“knock-out option calls”) with two financial institutions to reduce the adverse effect of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, and hedge against severe Mexican peso depreciation on interest payments to be made in the second half of 2012, 2013 and 2014. Under these transactions, the Company has the option to receive an aggregate amount of U.S.$337.5 million in exchange for an aggregate amount of Ps.6,041,250, at maturity dates between July 2012 and November 2014, only if the exchange rate of the Mexican peso during each agreement period is not above a limit agreed between the parties. If the exchange rate exceeds such limit at any time during the agreement period, the option is extinguished. The Company paid premiums for these agreements in the aggregate amount of U.S.$2.56 million (Ps.34,812). The Company recognized the change in fair value of this transaction as well as the related premium amortization in the consolidated integral cost of financing (foreign exchange loss).

(f)	In March 2011, the Company entered into a derivative transaction agreement (“interest rate swap”) from March 2011 through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives 28-day payments based on an aggregate notional amount of Ps.2,500,000 through September 2016, Ps.1,875,000 through March 2017, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes 28-day payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company recognized the change in fair value of this transaction in the consolidated integral cost of financing (interest expense).

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

Retirement and termination benefits are actuarially determined by using real assumptions (net of inflation) and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 4% discount rate and 2% salary scale for each of 2009, 2010 and 2011. The Group used a 14.2%, 8.6% and 7.7% return on assets rate for 2009, 2010 and 2011, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2010 and 2011, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.

The reconciliation between defined benefit obligations and net projected liability (asset) as of December 31, as follows:

	2010 Total		Pensions		Seniority Premiums		Severance Indemnities		2011 Total
Vested benefit obligations	Ps.	163,405	Ps.	187,442	Ps.	8,635	Ps.	29,324	Ps.	225,401
Unvested benefit obligations		2,046,721		1,260,791		267,638		564,540		2,092,969

Defined benefit obligations		2,210,126		1,448,233		276,273		593,864		2,318,370
Fair value of plan assets		1,783,737		1,288,674		509,484		—		1,798,158

Status of the plans		426,389		159,559		(233,211)		593,864		520,212
Unrecognized prior service cost for transition liability		(65,499)		(21,568)		(6,845)		(3,284)		(31,697)
Unrecognized prior service (cost) benefit for plan amendments		(76,094)		(109,856)		21,759		(106)		(88,203)
Net actuarial gain (loss)		145,347		154,820		(13,436)		(15,828)		125,556

Net projected liability (asset) in the consolidated balance sheet	Ps.	430,143	Ps.	182,955	Ps.	(231,733)	Ps.	574,646	Ps.	525,868

As of December 31, 2010 and 2011, items subject to amortization for retirement and termination benefits are to be amortized over periods of either five years or the average remaining employees’ service period.

The components of net periodic pension, seniority premium and severance indemnities cost for the years ended December 31, consist of the following:

	2009		2010		2011
Service cost	Ps.	125,269	Ps.	141,414	Ps.	156,949
Interest cost		139,505		149,644		146,345
Prior service cost		1,583		229		306
Expected return on plan assets		(192,372)		(144,062)		(132,404)
Net amortization and deferral		(15,789)		(48,828)		(58,852)

Net cost	Ps.	58,196	Ps.	98,397	Ps.	112,344

The Group’s defined benefit obligations, plan assets, funded status and balance sheet balances as of December 31, associated with retirement and termination benefits, are presented as follows:

	2010 Total		Pensions		Seniority Premiums		Severance Indemnities		2011 Total
Defined benefit obligations
Beginning of year	Ps.	1,984,729	Ps.	1,351,745	Ps.	283,451	Ps.	574,930	Ps.	2,210,126
Service cost		141,414		75,457		27,576		53,916		156,949
Interest cost		149,644		90,497		18,600		37,248		146,345
Actuarial loss (gain)		3,862		(34,947)		(26,867)		(61,596)		(123,410)
Benefits paid		(69,523)		(33,144)		(26,654)		(10,296)		(70,094)
Past service (benefit) cost		—		(1,375)		167		(338)		(1,546)

End of year		2,210,126		1,448,233		276,273		593,864		2,318,370

Fair value of plan assets
Beginning of year		1,749,629		1,270,905		512,832		—		1,783,737
Actuarial return on plan assets		144,062		92,060		40,344		—		132,404
Actuarial gain		(56,470)		(42,398)		(20,093)		—		(62,491)
Contributions		1,414		—		1,390		—		1,390
Benefits paid		(54,898)		(31,893)		(24,989)		—		(56,882)

End of year		1,783,737		1,288,674		509,484		—		1,798,158

Status of the plans	Ps.	426,389	Ps.	159,559	Ps.	(233,211)	Ps.	593,864	Ps.	520,212

The weighted average asset allocation by asset category as of December 31, was as follows:

	2010	2011
Equity Securities (1)	17.1%	15.2%
Fixed rate instruments	82.9%	84.8%

Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2010 and 2011 are shares of the Company held by the trust with a fair value of Ps.284,623 and Ps.179,632, respectively.

The changes in the net projected liability (asset) as of December 31, are as follows:

	2010 Total		Pensions		Seniority Premiums		Severance Indemnities		2011 Total
Beginning net projected liability (asset)	Ps.	346,990	Ps.	86,569	Ps.	(214,680)	Ps.	558,254	Ps.	430,143
Net periodic cost		98,397		97,621		(14,838)		29,561		112,344
Contributions		(1,414)		—		(1,390)		—		(1,390)
Benefits paid		(13,830)		(1,235)		(825)		(13,169)		(15,229)

End net projected liability (asset)	Ps.	430,143	Ps.	182,955	Ps.	(231,733)	Ps.	574,646	Ps.	525,868

The retirement and termination benefits at December 31, and actuarial adjustments for the year ended December 31, are summarized as follows:

	2007		2008		2009		2010		2011
Pensions
Defined benefit obligations	Ps.	872,167	Ps.	1,098,111	Ps.	1,160,368	Ps.	1,351,745	Ps.	1,448,233
Plan assets		1,153,205		1,024,239		1,249,707		1,270,905		1,288,674
Status of the plans		(281,038)		73,872		(89,339)		80,840		159,559
Actuarial adjustments (1)		435,665		134,388		304,281		170,715		154,820
Seniority Premiums
Defined benefit obligations	Ps.	261,941	Ps.	274,043	Ps.	267,110	Ps.	283,451	Ps.	276,273
Plan assets		475,525		380,350		499,922		512,832		509,484
Status of the plans		(213,584)		(106,307)		(232,812)		(229,381)		(233,211)
Actuarial adjustments (1)		7,569		(9,533)		(8,517)		(12,813)		(13,436)
Severance Indemnities
Defined benefit obligations	Ps.	413,701	Ps.	470,314	Ps.	557,251	Ps.	574,930	Ps.	593,864
Plan assets		—		—		—		—		—
Status of the plans		413,701		470,314		557,251		574,930		593,864
Actuarial adjustments (1)		25,682		(5,152)		(8,231)		(12,555)		(15,828)

(1)	On defined benefit obligations and plan assets.

11. Commitments and Contingencies

As of December 31, 2011, the Group had commitments for programming obligations in the aggregate amount of U.S.$107.5 million (Ps.1,502,549).

At December 31, 2011, the Group had commitments in an aggregate amount of Ps.294,254, of which Ps.8,728 were commitments related to gaming operations, Ps.62,975 were commitments to acquire television technical equipment, Ps.145,065 were commitments for the acquisition of software and related services, and Ps.77,486 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group will provide financing to GTAC in 2012 in the aggregate principal amount of Ps.180,000 (see Notes 2 and 5).

At December 31, 2011, the Group had the following aggregate minimum annual commitments for the use of satellite transponders (other than transponders for Sky described below):

	Thousands of U.S. Dollars
2012	U.S.$	8,457
2013		4,859
2014		4,859
2015		2,869
2016 and thereafter		706

	U.S.$	21,750

The Group has guaranteed 58.7% of Sky’s minimum commitments for use of IS-9 satellite transponders over a period ending in 2012. This guarantee is estimated to be in the aggregate amount of approximately U.S.$10 million as of December 31, 2011 (see Notes 8 and 9).

The 15-year service agreement for transponders on Intelsat IS-16 satellite contemplates a monthly service fee of U.S.$150,000 to be paid by Sky until IS-21 is fully operational which is expected by the last quarter of 2012 (see Note 6).

In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite, which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 intends to replace Intelsat IS-9 as Sky’s primary transmission satellite and is currently expected to start service in the third quarter of 2012. The lease agreement for 24 transponders on IS-21 contemplates a monthly payment of U.S.$3.0 million to be paid by Sky beginning when IS-21 is fully operational which is expected by the last quarter of 2012.

The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected in the December 31, 2011 balance sheet as long-term debt (see Note 8).

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047. As of December 31, 2011, non-cancellable annual lease commitments (undiscounted) are as follows:

2012	Ps. 286,101
2013	229,484
2014	227,657
2015	227,563
2016	223,590
Thereafter	1,143,276

Ps.2,337,671

In connection with the Group’s investment in GSF, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,591,400) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.48,533,352) at any time between 2011 and 2015 (see Notes 2 and 5).

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

In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP, the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 or seven and one-half years after the Company has sold two-thirds of its initial investment in BMP.

There are various other legal actions and claims pending against the Group which are filed in the ordinary course of businesses. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

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

In April 2011, the Company’s stockholders approved, among other matters: (i) the merger of Cablemás, S.A. de C.V. into the Company on April 29, 2011, for which regulatory approvals were obtained in the first half of 2011; (ii) an increase in the capital stock of the Company in the aggregate amount of Ps.1,359,040, which consisted of 2,901.6 million shares in the form of 24.8 million CPOs, in connection with the merger of Cablemás, S.A. de C.V. into the Company , by which the Company increased its interest in the Cablemás business from 90.8% to 100% (see Note 2); and (iii) an additional issuance of 17,550 million shares of the capital stock of the Company in the form of 150 million CPOs, in the aggregate amount of Ps.10,500,000, which was paid in cash primarily by the special purpose trust of the Company’s Long-Term Retention Plan in October 2011 (see Notes 2 and 13).

At December 31, 2011, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company’s Trust (3)	Outstanding
Series “A” Shares	124,249.1	(975.1)	(10,664.4)	112,609.6
Series “B” Shares	59,840.9	(858.1)	(6,791.9)	52,190.9
Series “D” Shares	91,451.7	(1,365.2)	(7,055.7)	83,030.8
Series “L” Shares	91,451.7	(1,365.2)	(7,055.7)	83,030.8

Total shares	366,993.4	(4,563.6)	(31,567.7)	330,862.1

Shares in the form of CPOs	305,709.1	(4,563.6)	(23,586.0)	277,559.5

CPOs	2,612.9	(39.0)	(201.6)	2,372.3

(1)	As of December 31, 2011, the authorized and issued capital stock amounted to Ps.10,238,885 (nominal Ps.2,525,818).

(2)	In 2009, 2010 and 2011, the Company repurchased 1,553.4 million, 2,986.6 million and 23.4 million shares, respectively, in the form of 13.3 million, 25.5 million and 0.2 million CPOs, respectively, in the amount of Ps.705,068, Ps.1,274,022 and Ps.12,623, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. In April 2009, the Company’s stockholders approved the cancellation of 1,421.2 million shares of capital stock, in the form of 12.1 million CPOs, which were repurchased by the Company under this program.

(3)	In connection with the Company’s Stock Purchase Plan and Long-Term Retention Plan described below. During 2011, the Company’s trust acquired 400.7 million shares of the Company, in the form of 3.4 million CPOs, in the amount of Ps.184,757. In October 2011, the Company’s trust subscribed and paid 17,549.9 million shares of the Company, in the form of 150 million CPOs, in connection with the issuance of capital stock of the Company in the amount of Ps.10,499,929.

Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.

Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034412306528 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares (nominal Ps.0.00688246130560 per share) before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.

At December 31, 2011, the restated tax value of the Company’s common stock was Ps.38,330,652. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 13).

Stock Purchase Plan

The Company adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the conditional sales of up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2010 and 2011, the Company had assigned approximately 125.7 million CPOs and 125.7 million CPOs, respectively, at sale prices that range from Ps.11.21 to Ps.26.16 per CPO, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.

In 2011 and January 2012, 2.7 million CPOs and 2.8 million CPOs, respectively, were vested and transferred to participants to be paid pursuant to this Plan in the amount of approximately Ps.35,951 and Ps.36,966, respectively. No CPOs were vested and transferred to participants during 2010.

Long-Term Retention Plan

The Company adopted a Long-Term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the conditional sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2010 and 2011, the Company had assigned approximately 125.5 million CPOs and 150.5 million CPOs or CPOs equivalent, respectively, at sale prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and vesting periods between 2008 and 2014. In 2010, 2011 and January 2012, 13.7 million CPOs, 26.0 million CPOs and 2.0 million CPOs, respectively, were vested and transferred to participants pursuant to this Retention Plan in the amounts of approximately Ps.88,652, Ps.755,449 and Ps.62,277, respectively.

As of December 31, 2011, the designated Retention Plan trust owned approximately 4.7 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2013 and 2023.

In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense (see Note 1(r)) by using the Black-Scholes pricing model at the date on which the stock was conditionally sold to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan		Long-Term Retention Plan
Arrangements:
Year of grant	2004	2010	2008	2009	2010	2011
Number of CPOs or CPOs equivalent granted	32,918	8,300	24,760	24,857	24,869	25,000
Contractual life	1-3 years	1-3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	3.00%	0.64%	0.73%	0.82%	0.48%	0.65%
Expected volatility (1)	21.81%	35.00%	33.00%	31.00%	35.00%	25.00%
Risk-free interest rate	6.52%	4.96%	8.87%	5.00%	5.00%	5.80%
Expected average life of awards	2.62 years	1.22 years	2.84 years	2.89 years	2.93 years	3.01 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Pesos and thousands of CPOs):

	2010		2011
	CPOs or CPOs equivalent	Weighted- Average Exercise Price	CPOs or CPOs equivalent	Weighted- Average Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	2,279	11.82	8,852	12.95
Conditionally sold	8,300	13.45	—	—
Paid by employees	(1,727)	10.54	(1,114)	8.55
Forfeited	—	—	—	—

Outstanding at end of year	8,852	12.95	7,738	13.56

To be paid by employees at end of year	552	5.36	2,177	13.45

Long-Term Retention Plan:
Outstanding at beginning of year	79,839	29.75	91,889	36.60
Conditionally sold	24,869	38.48	25,000	52.81
Paid by employees	(12,278)	6.45	(7,642)	24.75
Forfeited	(541)	38.91	(567)	40.40

Outstanding at end of year	91,889	36.60	108,680	42.43

To be paid by employees at end of year	14,364	11.44	32,714	37.92

As of December 31, 2011, the weighted-average remaining contractual life of the awards under the Long-Term Retention Plan is 1.18 years.

13. Retained Earnings

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2009, 2010 and 2011. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.

In April 2009, the Company’s stockholders approved the payment of a dividend of Ps.1.75 per CPO and Ps.0.014957264957 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO, which was paid in cash in May 2009 in the aggregate amount of Ps.5,183,020.

In December 2009, the Company’s stockholders approved the payment of a dividend of Ps.1.35 per CPO and Ps.0.011538461538 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO, which and was paid in cash in December 2009 in the aggregate amount of Ps.3,980,837.

No dividend payment was approved by the Company’s stockholders during 2010.

In April 2011, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.00299145299 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO, which was paid in cash in May 2011 in the aggregate amount of Ps.1,023,012 (see Note 12).

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

As of December 31, 2011, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps.13,211,271. In addition, the payment of dividends is restricted under certain circumstances by the terms of certain Mexican Peso loan agreements (see Note 8).

14. Comprehensive Income

Comprehensive income related to the controlling interest for the years ended December 31, 2009, 2010 and 2011, was as follows:

	2009		2010		2011
Net income	Ps.	6,007,143	Ps.	7,683,389	Ps.	6,889,641
Other comprehensive income (loss), net:
Foreign currency translation adjustments, net (1)		(154,482)		(219,846)		162,371
Unrealized gain on available-for-sale investments, net of income tax		339,881		162,864		(247,639)
Gain (loss) on equity accounts of investees, net (2)		39,525		4,598		(37,306)
Result from hedge derivative contracts, net of income taxes		(7,142)		(98,332)		45,986

Total other comprehensive income (loss), net		217,782		(150,716)		(76,588)

Comprehensive income	Ps.	6,224,925	Ps.	7,532,673	Ps.	6,813,053

(1)	The amounts for 2009, 2010 and 2011 are presented net of income tax (benefit) provision of Ps.(70,914), Ps.(85,496) and Ps.(54,781), respectively, which were hedged beginning in the third quarter of 2011 in connection with the Group’s net investment in BMP (see Notes 1(c), 5 and 9).
(2)	Represents losses or gains in other stockholders’ equity accounts of equity investees, as well as other comprehensive income recognized by equity investees.

The changes in components of accumulated other comprehensive income for the years ended December 31, 2009, 2010 and 2011, were as follows:

	Result on Equity Accounts of Investees		Cumulative Result from Hedge Derivative Contracts		Result from Available- For-Sale Investments		Cumulative Result from Foreign Currency Translation		Accumulated Other Comprehensive Income
Balance at January 1, 2009	Ps.	4,177,941	Ps.	1,955	Ps.	—	Ps.	(995,853)	Ps.	3,184,043
Current year change		39,525		(7,142)		339,881		(154,482)		217,782

Balance at December 31, 2009		4,217,466		(5,187)		339,881		(1,150,335)		3,401,825
Current year change		4,598		(98,332)		162,864		(219,846)		(150,716)

Balance at December 31, 2010		4,222,064		(103,519)		502,745		(1,370,181)		3,251,109
Current year change		(37,306)		45,986		(247,639)		162,371		(76,588)

Balance at December 31, 2011	Ps.	4,184,758	Ps.	(57,533)	Ps.	255,106	Ps.	(1,207,810)	Ps.	3,174,521

15. Non-controlling Interest

Non-controlling interest at December 31, consisted of:

	2010	2011
Capital stock (1)(2)	Ps.2,186,745	Ps.1,777,363
Additional paid-in capital (1)(2)	2,770,593	3,140,520
Legal reserve	141,756	127,843
Retained earnings from prior years (2)(3)	876,877	846,348
Net income for the year (4)	832,538	1,290,500
Accumulated other comprehensive (loss) income:
Cumulative result from hedge derivative contracts, net of income taxes	(49,419)	—
Cumulative result from foreign currency translation	2,082	23,238
Other	32,106	(9,149)

	Ps.6,793,278	Ps.7,196,663

(1)	In June 2009 and March 2011, the stockholders of Empresas Cablevisión, S.A.B. de C.V. made capital contributions in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,699,652 and Ps.3,000,000, respectively, of which Ps.1,811,800 and Ps.1,469,165, respectively, was contributed by the non-controlling interest.

(2)	In March 2011, the stockholders of Cablemás, S.A. de C.V. approved a capital distribution and a payment of dividends in the amount of Ps.4,580,463 and Ps.3,200,451, respectively, of which Ps.1,910,000 and Ps.1,334,000, respectively, were paid to its non-controlling equity owners.

(3)	In 2009, 2010 and 2011, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.2,750,000, Ps.500,000, and Ps.1,850,000, respectively, of which Ps.1,136,669, Ps.206,667 and Ps.764,667 were paid to its non-controlling equity owners.

(4)	In March 2012, the stockholders of Sistema Radiópolis, S.A. de C.V. approved the payment of dividends in the amount of Ps.135,000, of which Ps.67,500 were paid to its non-controlling equity owners.

16. Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2009		2010		2011
Revenues and interest income:
Royalties (Univision) (a)	Ps.	—	Ps.	—	Ps.	2,823,483
Programming production and transmission rights (b)		14,482		6,665		80,241
Administrative services (c)		37,320		34,232		124,357
Advertising (d)		54,026		15,435		16,104
Interest income (e)		2,105		18,613		231,668

	Ps.	107,933	Ps.	74,945	Ps.	3,275,853

Costs:
Donations	Ps.	107,842	Ps.	104,256	Ps.	107,595
Administrative services (c)		27,750		100		20,043
Technical services (f)		103,909		119,394		67,773
Programming production and transmission rights (g)		47,897		130,966		201,775

	Ps.	287,398	Ps.	354,716	Ps.	397,186

(a)	Univision became a related party to the Group on December 20, 2010, with the closing of various agreements and the completion of certain transactions. The Group receives royalties from Univision for programming provided pursuant to a program license agreement, as amended (see Notes 2, 5 and 11).

(b)	Services rendered to La Sexta in 2009, 2010 and 2011 and Univision in 2011.

(c)	The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. Includes technical assistance rendered to Univision in 2011.

(d)	Advertising services rendered to OCEN and Volaris in 2009, and OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2010 and 2011.

(e)	Includes in 2011 interest income from the Group’s investments in convertible debentures issued by BMP in the aggregate amount of Ps.215,959 (see Notes 2, 5, 9 and 18).

(f)	In 2009, 2010 and 2011, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.

(g)	Received mainly from Barra Deportiva, S.A. de C.V. in 2009, 2010 and 2011.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm owned by a relative of one of the Group’s directors, which has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2009, 2010 and 2011 amounted to Ps.21,215, Ps.17,357 and Ps.17,291, respectively.

(2)	From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Group’s Board serve as board members of this bank.

(3)	Two of the Group’s directors are members of the board as well as stockholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.

(4)	Several other members of the Company’s current board serve as members of the boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(5)	During 2009, 2010 and 2011, a professional services firm in which a current director of the Company maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.13,459, Ps.19,669 and Ps.27,287, respectively.

(6)	During 2009 the Group paid sale commissions to a company where a member of the board and executive of the Company is a stockholder, in the amount of Ps.723.

(7)	During 2009, 2010 and 2011, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.233,707, Ps.301,259 and Ps.373,180, respectively.

(8)	During 2010 and 2011, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.347,005 and Ps.11,908, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2009, 2010 and 2011, average interest rates of 6.0%, 4.9% and 4.8% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2010 and 2011, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.4,990 and Ps.326,196, respectively, which were primarily made by Editorial Clío in 2010 and 2011, and Grupo TV Promo, S.A. de C.V. in 2011.

17. Other Expense, Net

Other expense for the years ended December 31, is analyzed as follows:

	2009		2010		2011
Gain on disposition of investment, net (1)	Ps.	(90,565)	Ps.	(1,200,794)	Ps.	—
Donations (see Note 16)		133,325		124,100		122,238
Financial advisory and professional services (2)		188,825		606,922		137,227
Employees’ profit sharing (3)		37,033		25,548		54,596
Loss on disposition of property and equipment		233,540		394,319		213,890
Impairment adjustments (4)		1,160,094		250,581		—
Loss on early retirement of Senior Guaranteed Notes (5)		—		134,458		—
Other, net		102,594		231,987		112,015

	Ps.	1,764,846	Ps.	567,121	Ps.	639,966

(1)	In 2010 includes a net gain on disposition of a 25% stake in common stock of Volaris, and a 50% stake in the equity of TuTv in the amount of Ps.783,981 and Ps.679,651, respectively (see Note 2).

(2)	Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 2, 11 and 16).

(3)	The Mexican companies in the Group are required by law to pay employees, in addition to their agreed compensation and benefits, employees’ profit sharing at the statutory rate of 10% based on their respective taxable incomes (calculated without reference to inflation adjustments and tax loss carryforwards).

(4)	During 2009 and 2010, the Group tested for impairment the carrying value of certain trademarks of its Publishing segment, as well as goodwill of certain businesses of its Television Broadcasting, Cable and Telecom and Publishing segments. As a result of such testing, impairment adjustments were made to trademarks and goodwill in 2009 and 2010 (see Note 7).

(5)	Includes in 2010 a premium paid in the amount of U.S.$8.2 million (Ps.100,982) and unamortized financing costs of Ps.33,476 in connection with the prepayment of the Guaranteed Senior Notes of Cablemás (see Note 8).

18. Integral Cost of Financing, Net

Integral cost of financing for the years ended December 31, consisted of:

	2009	2010	2011
Interest expense (1)	Ps.3,136,411	Ps.3,615,276	Ps.4,312,764
Interest income (2)	(1,053,411)	(1,047,505)	(1,146,517)
Foreign exchange loss, net (3)	890,254	460,874	976,502

	Ps.2,973,254	Ps.3,028,645	Ps.4,142,749

(1)	Interest expense includes a net loss from related derivative contracts of Ps.123,242, Ps.255,420 and Ps.133,336 in 2009, 2010, and 2011, respectively (see Notes 8 and 9).

(2)	Includes in 2011, interest income from the Group’s investments in convertible debentures issued by BMP and GSF in the aggregate amount of Ps.435,281 (see Notes 2, 5, 9 and 16).

(3)	Includes in 2009, 2010 and 2011, a net loss from foreign currency derivative contracts of Ps.529,621, Ps.516,381 and Ps.262,874, respectively.

19. Income Taxes

The Company is authorized by the Mexican tax authorities to compute its income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.

The Mexican corporate income tax rate in 2009, 2010 and 2011 was 28%, 30% and 30%, respectively. In accordance with current Mexican Income Tax Law, the corporate income tax rate will be 30% in 2012, 29% in 2013, and 28% in 2014.

The Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) became effective as of January 1, 2008. This flat tax replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the IETU or the income tax. The flat tax is calculated by applying a tax rate of 17% in 2009 and 17.5% in 2010, 2011 and thereafter. Although the IETU is defined as a minimum tax, it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2009 and 2010, this tax did not have a material effect on the Group’s deferred tax position, and the Group expects to pay primarily regular income tax on a tax consolidated basis.

In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010 (the “2010 Mexican Tax Reform”). The main provisions of these amendments and changes are as follows: (i) the corporate income tax rate is increased from 28% to 30% for the years 2010 through 2012, and will be reduced to 29% and 28% in 2013 and 2014, respectively; and (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; and (iv) taxpayers paid in 2010 and 2011 the first and second installments, respectively, of the cumulative amount of deferred tax benefits determined as of December 31, 2004, and in 2011, the first installment of the amount of the deferred tax benefit determined for the year ended December 31, 2005.

The income tax provision for the years ended December 31, 2009, 2010 and 2011 was comprised as follows:

	2009	2010	2011
Income taxes, current	Ps.4,040,332	Ps.3,967,007	Ps.4,309,129
Income taxes, deferred	(919,588)	(708,021)	(899,378)

	Ps.3,120,744	Ps.3,258,986	Ps.3,409,751

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2009	% 2010	% 2011
Statutory income tax rate	28	30	30
Differences in inflation adjustments for tax and book purposes	—	2	—
Unconsolidated income tax	1	—	(2)
Non-controlling interest	1	—	(1)
Special tax consolidation items	—	(9)	—
Changes in valuation allowances:
Asset tax	—	—	(3)
Tax loss carryforwards	1	4	(2)
Goodwill	2	—	—
Foreign operations	(1)	(3)	(4)
Equity in losses of affiliates, net	2	1	—
Tax losses of subsidiaries, net	(4)	—	2
Flat rate business tax	2	3	9

Effective income tax rate	32	28	29

The Group has tax loss carryforwards at December 31, 2011, as follows:

	Amount	Expiration
Operating tax loss carryforwards:
Unconsolidated:
Mexican subsidiaries (1)	Ps.2,491,241	From 2012 to 2021
Non-Mexican subsidiaries (2)	3,709,894	From 2012 to 2030

	Ps.6,201,135

(1)	During 2009, 2010 and 2011, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards of Ps.1,254,029, Ps.2,467,930 and Ps.1,414,092, respectively. In 2009, 2010 and 2011, the carryforwards amounts include the operating tax loss carryforwards related to the non-controlling interest of Sky.
(2)	Approximately for the equivalent of U.S.$265.4 million related to losses from subsidiaries in Europe, South America and the United States.

The deferred taxes as of December 31, 2010 and 2011, were principally derived from the following temporary differences:

	2010		2011
Assets:
Accrued liabilities	Ps.	1,369,786	Ps.	670,148
Goodwill		1,468,497		1,483,467
Tax loss carryforwards		944,406		747,372
Allowance for doubtful accounts		456,326		570,319
Customer advances		834,743		1,638,868
Options		—		741,331
Other items		542,337		549,827
Liabilities:
Inventories		(400,173)		(402,327)
Property, plant and equipment, net		(1,389,794)		(1,103,543)
Prepaid expenses		(1,503,034)		(1,411,655)

Deferred income taxes of Mexican companies		2,323,094		3,483,807
Deferred income taxes of foreign subsidiaries		640,184		462,865
Asset tax		1,444,041		1,088,485
Flat rate business tax		28,735		(335,375)
Valuation allowances (a)		(4,837,579)		(4,288,889)

Deferred income tax (liability) asset, net	Ps.	(401,525)	Ps.	410,893

(a)	Reflects valuation allowances of foreign subsidiaries of Ps.1,050,442 and Ps.969,565 as of December 31, 2010 and 2011, respectively.

A roll forward of the Group’s valuation allowance for 2011 is as follows:

	Tax Loss
	Carryforwards		Asset Tax		Goodwill		Total
Balance at beginning of year	Ps.	(1,928,498)	Ps.	(1,445,973)	Ps.	(1,463,108)	Ps.	(4,837,579)
Increase (decrease)	211,561			357,488		(20,359)		548,690

Balance at end of year	Ps.	(1,716,937)	Ps.	(1,088,485)	Ps.	(1,483,467)	Ps.	(4,288,889)

The change in the deferred income tax liability for the year ended December 31, 2011, representing a credit of Ps.812,418 was recognized as follows:

Charge to stockholders’ equity	Ps.	90,449
Credit to the provision for deferred income tax		(899,378)
Credit to other expenses, net		(3,489)

	Ps.	(812,418)

The effects of income tax payable as of December 31, 2010 and 2011, in connection with the 2010 Mexican Tax Reform, are as follows:

	2010		2011
Tax losses of subsidiaries, net	Ps.	49,911	Ps.	188,246
Dividends distributed among the Group’s entities		413,454		278,557

		463,365		466,803
Less: Current portion (a)		183,093		167,724

Non-current portion (b)	Ps.	280,272	Ps.	299,079

(a)	Income tax provision accounted for as taxes payable in the consolidated balance sheet as of December 31, 2010 and 2011.
(b)	Income tax provision accounted for as other long-term liabilities in the consolidated balance sheet as of December 31, 2010 and 2011.

20. Earnings per CPO/Share

During the years ended December 31, 2009, 2010 and 2011, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2009	2010	2011
Total Shares	329,304,371	326,849,555	329,462,906
CPOs	2,362,289	2,341,308	2,361,249
Shares not in the form of CPO units:
Series “A” Shares	52,915,849	52,915,849	53,176,070
Series “B” Shares	187	187	187
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239

Earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2009, 2010 and 2011, are presented as follows:

	2009				2010				2011
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Controlling interest net income	Ps.	2.14	Ps.	0.02	Ps.	2.75	Ps.	0.02	Ps.	2.45	Ps.	0.02

21. Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2011, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate	Mexican Pesos
Assets:
U.S. Dollars	1,917,418	Ps.13.9785	Ps.26,802,628
Euros	85,699	18.1007	1,551,212
Argentinean Pesos	129,556	3.2477	420,759
Chilean Pesos	6,470,683	0.0268	173,414
Colombian Pesos	14,885,303	0.0071	105,686
Other currencies	—	—	419,074
Liabilities:
U.S. Dollars	2,476,420	Ps.13.9785	Ps.34,616,637
Euros	26,565	18.1007	480,845
Argentinean Pesos	101,971	3.2477	331,171
Chilean Pesos	11,498,300	0.0268	308,154
Colombian Pesos	17,157,073	0.0071	121,815
Other currencies	—	—	100,664

As of April 23, 2012, the exchange rate was Ps.13.1921 per U.S. Dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

22. Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. Through December 31, 2011, the Group’s reportable segments were as follows:

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

Cable and Telecom

The Cable and Telecom segment includes the operation of a cable and telecommunication system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); the operation of cable and telecommunication networks covering 50 cities of Mexico (Cablemás); and beginning in October 2009, the operation of cable and telecommunications networks covering Monterrey and suburban areas (TVI). The cable and telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales. The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, internet, gaming, radio, and publishing distribution.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2009:
Television Broadcasting	Ps.	21,561,636	Ps.	163,054	Ps.	21,398,582	Ps.	10,323,899
Pay Television Networks		2,736,579		795,139		1,941,440		1,660,364
Programming Exports		2,845,918		16,915		2,829,003		1,437,220
Publishing		3,356,056		15,510		3,340,546		190,709
Sky		10,005,216		15,227		9,989,989		4,478,847
Cable and Telecom		9,241,787		65,174		9,176,613		2,971,868
Other Businesses		3,771,444		95,116		3,676,328		(318,201)

Segment totals		53,518,636		1,166,135		52,352,501		20,744,706
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,166,135)		(1,166,135)		—		(658,249)
Depreciation and amortization expense		—		—		—		(4,929,589)

Consolidated total	Ps.	52,352,501	Ps.	—	Ps.	52,352,501	Ps.	15,156,868 (1)

2010:
Television Broadcasting	Ps.	22,750,082	Ps.	396,300	Ps.	22,353,782	Ps.	10,714,296
Pay Television Networks		3,146,172		504,360		2,641,812		1,622,022
Programming Exports		3,074,766		6,639		3,068,127		1,503,640
Publishing		3,229,588		66,795		3,162,793		425,296
Sky		11,248,160		50,116		11,198,044		5,074,517
Cable and Telecom		11,814,196		61,654		11,752,542		3,907,172
Other Businesses		3,812,476		132,748		3,679,728		(184,038)

Segment totals		59,075,440		1,218,612		57,856,828		23,062,905
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,218,612)		(1,218,612)		—		(900,971)
Depreciation and amortization expense		—		—		—		(6,579,325)

Consolidated total	Ps.	57,856,828	Ps.	—	Ps.	57,856,828	Ps.	15,582,609 (1)

2011:
Television Broadcasting	Ps.	22,829,245	Ps.	603,563	Ps.	22,225,682	Ps.	10,524,281
Pay Television Networks		3,584,850		316,786		3,268,064		1,803,862
Programming Exports		4,038,701		4,484		4,034,217		2,116,261
Publishing		3,191,788		67,865		3,123,923		452,565
Sky		12,479,158		39,665		12,439,493		5,790,263
Cable and Telecom		13,635,354		44,542		13,590,812		4,768,256
Other Businesses		4,126,641		227,291		3,899,350		(118,552)

Segment totals		63,885,737		1,304,196		62,581,541		25,336,936
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,304,196)		(1,304,196)		—		(1,085,162)
Depreciation and amortization expense		—		—		—		(7,429,728)

Consolidated total	Ps.	62,581,541	Ps.	—	Ps.	62,581,541	Ps.	16,822,046 (1)

(1)	Consolidated totals represent consolidated operating income.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2009:
Continuing operations:
Television operations (1)	Ps.	73,249,117	Ps.	29,299,493	Ps.	1,430,521
Publishing		3,096,383		765,645		19,788
Sky		9,705,015		6,852,274		1,727,163
Cable and Telecom		24,338,625		9,769,453		3,205,784
Other Businesses		6,684,411		1,808,245		271,656

Total	Ps.	117,073,551	Ps.	48,495,110	Ps.	6,654,912

2010:
Continuing operations:
Television operations (1)	Ps.	65,988,689	Ps.	27,100,859	Ps.	1,581,920
Publishing		2,760,671		600,898		8,910
Sky		11,772,696		7,280,103		5,454,219
Cable and Telecom		25,177,882		6,765,277		5,508,618
Other Businesses		6,403,642		1,761,387		207,979

Total	Ps.	112,103,580	Ps.	43,508,524	Ps.	12,761,646

2011:
Continuing operations:
Television operations (1)	Ps.	65,807,787	Ps.	29,767,317	Ps.	1,595,731
Publishing		2,296,496		761,449		19,120
Sky		11,115,682		6,212,841		2,957,675
Cable and Telecom		24,682,283		5,717,506		5,146,232
Other Businesses		5,179,420		1,688,802		202,610

Total	Ps.	109,081,668	Ps.	44,147,915	Ps.	9,921,368

(1)	Segment assets and liabilities information is not maintained by the Group for each of the Television Broadcasting, Pay Television Networks and Programming Exports segments. In management’s opinion, there is no reasonable or practical basis to make allocations due to the interdependence of these segments. Consequently, management has presented such information on a combined basis as television operations.

Segment assets reconcile to total assets as follows:

	2010		2011
Segment assets	Ps.	112,103,580	Ps.	109,081,668
Investments attributable to:
Television operations (1)		20,980,467		22,827,232
Cable and Telecom		500,635		583,344
Other Businesses		356,351		20,028,218
Goodwill attributable to:
Television operations		385,455		613,352
Publishing		393,642		393,642
Cable and Telecom		1,304,796		1,127,649
Other Businesses		445,701		406,295

Total assets	Ps.	136,470,627	Ps.	155,061,400

(1)	Includes goodwill attributable to equity investments of Ps.359,613 in 2010 and 2011 (see Note 5).

Equity method loss for the years ended December 31, 2009, 2010 and 2011 attributable to equity investment in television operations, approximated Ps.847,339, Ps.223,929 and Ps.429,680, respectively.

Segment liabilities reconcile to total liabilities as follows:

	2010		2011
Segment liabilities	Ps.	43,508,524	Ps.	44,147,915
Debt not attributable to segments		41,104,342		52,057,000

Total liabilities	Ps.	84,612,866	Ps.	96,204,915

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2009:
Mexico	Ps.	44,574,144	Ps.	96,678,472	Ps.	6,606,342
Other countries		7,778,357		20,395,079		48,570

	Ps.	52,352,501	Ps.	117,073,551	Ps.	6,654,912

2010:
Mexico	Ps.	50,203,485	Ps.	107,398,140	Ps.	12,727,312
Other countries		7,653,343		4,705,440		34,334

	Ps.	57,856,828	Ps.	112,103,580	Ps.	12,761,646

2011:
Mexico	Ps.	54,325,223	Ps.	105,910,098	Ps.	9,872,739
Other countries		8,256,318		3,171,570		48,629

	Ps.	62,581,541	Ps.	109,081,668	Ps.	9,921,368

Net sales are attributed to geographical segment based on the location of customers.

New segment presentation in 2012

At the beginning of 2012, the Group adjusted its segment reporting. Beginning in the first quarter of 2012, the business activities of Television Broadcasting, Pay Television Networks and Programming Exports, which were previously reported as separate segments, and the Internet business, which was previously reported as part of the Other Businesses segment, will be reported as a single segment, Content. The new Content segment will categorize the Group’s sources of content revenue as follows: (a) Advertising; (b) Network Subscription Revenue; and (c) Licensing and Syndication. Given the cost structure of the Group’s Content business, operating segment income will be reported as a single line item. For a better understanding of the structure of the Group’s new Content segment that will be used for reporting purposes, prior-year figures have been adjusted as follows:

	Year Ended December 31,
	2009		2010		2011
Net Sales:
Advertising	Ps.	21,396,651	Ps.	22,746,464	Ps.	23,206,149
Network Subscription Revenue		2,200,728		2,379,158		2,590,783
Licensing and Syndication		3,808,665		4,109,089		4,888,706

	Ps.	27,406,044	Ps.	29,234,711	Ps.	30,685,638

Operating segment income	Ps.	13,416,582	Ps.	13,820,316	Ps.	14,465,613

23. Reporting of Financial Information in Accordance with IFRS

Through December 31, 2011, the Group’s consolidated financial statements were presented in accordance with Mexican FRS, which differs in certain respects from IFRS, which are the standards to be used by the Group for reporting purposes beginning in the first quarter of 2012 (see Note 1 (a)).

In conformity with Mexican FRS, the principal differences between Mexican FRS and IFRS are presented below, as they relate to the Group’s initial adoption of IFRS for financial reporting purposes and the explanation of the adjustments that affect the Group’s consolidated stockholders’ equity as of January 1, 2011, the transition date for initial adoption of IFRS, and December 31, 2011. These differences and adjustments have been prepared by the Group’s management in conformity with IFRS issued and published by the IASB to date, and are based on exemptions and exceptions allowed by IFRS 1, First-time Adoption of IFRS. Also, these differences and adjustments are subject to a continued evaluation by the Group’s management as to the possible early, and/or retrospective, application of new standards or interpretations issued by the IASB.

Reconciliation of Consolidated Stockholders’ Equity:

	January 1, 2011 (Transition Date)		December 31, 2011
Consolidated stockholders’ equity under Mexican FRS	Ps.	51,857,761	Ps.	58,856,485

Recognition of non-controlling interest in business acquisition (a)		1,819,013		—
Fair value of investments		—		695,675
Recognition of fair value in real estate property (b)		(649,278)		(578,184)
Elimination of inflation effects recognized in intangible assets and deferred charges (c)		(368,111)		(363,256)
Adjustments to retirement and termination benefits (d)		600,728		630,958
Computation of deferred income taxes (e)		205,598		40,992
Elimination of inflation effects recognized in foreign entities (f)		(160,673)		(179,983)
Adjustments to equity investees		(3,982)		113
Other adjustments, net		(7,510)		(13,425)

Total IFRS adjustments		1,435,785		232,890

Consolidated stockholders’ equity under IFRS	Ps.	53,293,546	Ps.	59,089,375

(a)	In accordance with the provisions of IFRS 1, First-time Adoption of IFRS, the Group elected to apply, beginning on June 1, 2008, the guidelines of IFRS 3 (as revised in 2008), Business Combinations, and IAS 27 (as amended in 2008), Consolidated and Separate Financial Statements. The related adjustment as of January 1, 2011, reflects the recognition of non-controlling interest in accordance with IFRS 3 (as revised in 2008).

(b)	In accordance with the provisions of IAS 16, Property, Plant and Equipment, and the exemption allowed by IFRS 1, First-time Adoption of IFRS, the Group recognized as deemed cost the fair value of certain real estate property at January 1, 2011, the transition date, as provided by independent appraisals. Accordingly, the amount of Ps.649,278 reflects the total adjustments made to the carrying value of selected land and buildings owned by the Group to recognize their fair value at the transition date.

(c)	The effects of inflation recognized by the Group in intangible assets between 1998 (the first year of transition from hyperinflation to inflation under IFRS in the Mexican economy) and 2007 (the last year that effects of inflation were recognized in the Group’s consolidated financial statements under Mexican FRS) amounted to an aggregate of Ps.368,111 at the transition date. This adjustment was made to concessions and licenses, trademarks, transmission rights and programming, subscriber lists and other intangible assets and deferred charges (other than goodwill).

(d)	The adjustments to retirement and termination benefits amounted to Ps.600,728 at the transition date. These adjustments to non-current employee benefits were made in accordance with the provisions of IAS 19, Employee Benefits, and IFRS 1, First-time Adoption of IFRS, and consist primarily of the reclassification to consolidated stockholders’ equity of the outstanding balance of net actuarial gain and the unrecognized prior service cost for transition liability under Mexican FRS, and the write-off of severance indemnities to employees accrued under Mexican FRS at the transition date.

(e)	The deferred income taxes related to those temporary differences arising from IFRS adjustments made by the Group at January 1 and December 31, 2011 amounted to Ps.205,598 and Ps.40,992, respectively, and are primarily related to property, plant and equipment, intangible assets, benefits to employees and available-for-sale financial assets.

(f)	The effects of inflation recognized by the Group as adjustments to non-monetary items in financial statements of foreign subsidiaries and associates under Mexican FRS, primarily between 1998 and 2007, amounted to Ps.160,673 and Ps.179,983 at January 1 and December 31, 2011, respectively.

The Group’s consolidated assets, liabilities and stockholders’ equity were first adjusted at January 1, 2011, the transition date, for the IFRS differences referred to above, and the adjusted amounts became the IFRS accounting basis beginning January 1, 2011 and for subsequent periods. Also, additional IFRS differences and adjustments were identified during 2011 in connection with (i) the recognition and measurement at fair value of an embedded derivative in a host contract, which was not separated under Mexican FRS; and (ii) the measurement at fair value of investments that were measured at cost under Mexican FRS.

The aforementioned IFRS differences and adjustments will be reflected in the Group’s consolidated financial statements to be reported for periods beginning on January 1, 2012.

24. Differences between Mexican FRS and U.S. GAAP

Through December 31, 2011, the Group’s consolidated financial statements were prepared in accordance with Mexican FRS (see Note 1 (a)), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Mexican FRS and U.S. GAAP as they relate to the Group, are presented below, together with explanations of the adjustments that affect net income and stockholders’ equity as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011.

Reconciliation of Net Income

	2009		2010		2011
Controlling interest net income as reported under Mexican FRS	Ps.	6,007,143	Ps.	7,683,389	Ps.	6,889,641
U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		19,622		62,560		109,489
(c) Deferred debt refinancing costs, net of amortization		31,317		31,573		35,965
(d) Purchase accounting adjustments:
Depreciation of fixed assets		(12,118)		(12,118)		(6,053)
Amortization of other assets		(5,006)		(5,006)		(5,006)
Impairment of goodwill for Bay City Television		184,055		—		—
Impairment of goodwill for Editorial Televisa		(611,977)		—		—
Amortization of subscribers list		(156,268)		(52,090)		—
Amortization and depreciation of Cablemás Assets Step-up		—		—		42,462
(h) Production and film costs		(21,338)		172,282		(194,355)
(i) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		91,356		(59,159)		17,991
Impact of 2010 Mexican tax reform		(548,503)		—		—
Deferred employees’ profit sharing		7,357		(31,399)		5,748
(k) Foreign exchange gain, net of income tax		—		—		(1,275,113)

Total U.S. GAAP adjustments, net		(1,021,503)		106,643		(1,268,872)

Net income attributable to the controlling interest under U.S. GAAP		4,985,640		7,790,032		5,620,769
Net income attributable to the non-controlling interest under U.S. GAAP		575,554		832,538		1,290,500

Consolidated net income under U.S. GAAP	Ps.	5,561,194	Ps.	8,622,570	Ps.	6,911,269

Reconciliation of Stockholders’ Equity

	2010		2011
Total stockholders’ equity under Mexican FRS	Ps.	51,857,761	Ps.	58,856,485

U.S. GAAP adjustments:
(a) Capitalization of financing costs, net of accumulated depreciation		(568,706)		(459,217)
(b) Iusacell Convertible Debentures		—		730,286
(c) Deferred debt refinancing costs, net of amortization		(447,368)		(411,403)
(d) Purchase accounting adjustments:
Broadcast license		119,913		119,913
Fixed assets		6,053		—
Other assets		30,445		25,439
Goodwill on acquisition of non-controlling interest in Editorial Televisa		746,451		746,451
Cablemás Assets Step Up		—		(1,776,552)
Goodwill on acquisition of non-controlling interest in Sky		86,236		86,236
(e) Goodwill and other intangible assets:
Reversal of Mexican FRS goodwill amortization		140,380		140,380
Reversal of Mexican FRS amortization of intangible assets with indefinite lives		109,988		109,988
(f) Equity method investees:
OCEN		(2,446)		(2,446)
Cablemás Goodwill Impairment Reversal		(25,057)		(25,057)
(g) Pension plan and seniority premiums		3,754		5,656
(h) Production and film costs		(1,497,811)		(1,692,166)
(i) Deferred income taxes and employees’ profit sharing:
Deferred income taxes		706,118		1,037,418
Deferred employees’ profit sharing		(153,256)		(147,508)
(j) Non-controlling interest		(6,829,788)		(7,233,172)

Total U.S. GAAP adjustments, net		(7,575,094)		(8,745,754)

Controlling interest under U.S. GAAP		44,282,667		50,110,731
Non-controlling interest under U.S. GAAP		6,829,788		7,233,172

Total stockholders’ equity under U.S. GAAP	Ps.	51,112,455	Ps.	57,343,903

A summary of the Group’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

Changes in U.S. GAAP stockholders’ equity	2010		2011
Balance at January 1,	Ps.	43,695,893	Ps.	51,112,455
Net income for the year attributable to the controlling interest		7,790,032		5,620,769
Repurchase of capital stock		(1,357,072)		(942,740)
Dividends		—		(1,023,012)
Sale of capital stock under stock-based compensation plan		83,050		930,188
Stock based compensation		556,711		649,325
Loss on acquisition of non-controlling interest of Cablemás and related transactions, net of tax		—		(1,117,523)
Gain on acquisition of non-controlling interest in Sky		79,326		—
Other comprehensive income:
Change in fair value of Iusacell available-for-sale convertible debentures, net of tax		—		511,200
Changes in other comprehensive income of equity investees, net of tax		4,598		(37,306)
Cumulative result from hedge derivative contracts, net of income tax		(98,332)		45,986
Change in fair value of available-for-sale financial assets, net of income tax		162,864		(247,639)
Foreign currency translation, net of income tax		(219,846)		162,371
Pension and post retirement, net of income tax		(75,695)		1,331
Foreign exchange gain, net of income tax		—		1,275,113
Non-controlling interest		490,926		403,385

Balance at December 31,	Ps.	51,112,455	Ps.	57,343,903

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

U.S. GAAP requires the capitalization of interest during construction of qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In both instances U.S. GAAP does not allow the capitalization of foreign exchange losses. No amounts were subject to capitalization under either U.S. GAAP or Mexican FRS for any of the periods presented. Rather, the U.S. GAAP net income adjustments reflect the difference in depreciation expense related to amounts capitalized prior to 2003. There have been no significant projects subject to capitalization since then. During 2010, the Group reduced the estimated useful lives of certain technical equipment resulting in a higher depreciation expense in 2010 and 2011 for Mexican FRS purposes.

(b) Iusacell Convertible Debentures

As described in Note 2, on April 7, 2011, the Group reached an agreement with GSF, the controlling company of Iusacell, under which Televisa made an investment of (i) U.S.$37.5 million (Ps.442,001) in 1.093875% of the outstanding shares of common stock of GSF, and (ii) U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF, subject to regulatory approval. Any transfer, disposition or sale of these convertible debentures requires an agreement among the parties.

Under Mexican FRS, these unsecured convertible debentures are being accounted for as other permanent investments recorded at cost and subject to an impairment analysis where there are indicators of impairment. At December 31, 2011, the Company determined that there were no impairment indicators in accordance with Mexican FRS. Under U.S. GAAP, following the legal form of the instrument under Mexican law, these unsecured convertible debentures should be classified, in accordance with ASC 320, as an available for sale debt security. The conversion feature does not meet the definition of a derivative under ASC 815, and therefore is not being bifurcated from the host contract. The entire unsecured convertible debenture instrument is measured at fair value with changes in fair value recorded in Other Comprehensive Income, subject to an impairment analysis under ASC 320. An investment is impaired if the fair value is less than the cost. The Company must determine if impairment is temporary, or other than temporary, based on all available evidence relevant to the collectability of the security, including past events, current conditions and reasonable and supportable forecasts.

At December 31, 2011, the unsecured convertible debenture instrument had a fair value of Ps.19,959,342. As such, a U.S. GAAP adjustment of Ps.730,286 is recorded in Other Comprehensive Income to reflect the fair value of the available for sale debt security at December 31, 2011.

(c) Deferred Debt Refinancing Costs, Net of Amortization

In 2005, the Group issued Senior Notes due 2025 to fund the Group’s tender offers made for any or all of the Senior Notes due 2011, and the Mexican Peso equivalent of UDI-denominated Notes due 2007. As such, under Mexican FRS, premiums paid to the old noteholders were capitalized and are being amortized as an adjustment of interest expense over the remaining term of the Senior Notes due 2025.

For U.S. GAAP purposes, premiums paid by the debtor to the old creditors are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. The adjustment to U.S. GAAP net income reflects the reversal of amortization expense recorded under Mexican FRS in such periods.

(d) Purchase Accounting Adjustments

In 1996, the Group acquired Bay City Television, Inc. (“Bay City”) and Radio Televisión, S.A. de C.V. and under Mexican FRS, recognized the difference between the purchase price and net book value as goodwill. For U.S. GAAP purposes, the purchase price was allocated, based on fair values, primarily to the broadcast license, network affiliation agreements, programming and advertising contracts, fixed assets and other assets. Such purchase price adjustments were being amortized over the remaining estimated useful lives of the respective assets. The U.S. GAAP net income adjustment for each of the periods presented herein represents the amortization of the various definite lived tangible and intangible assets mentioned above for U.S. GAAP purposes. As of December 31, 2010 and 2011, the broadcast license, network affiliation agreement, and programming and advertising contracts were fully amortized. In addition, in 2009 for Mexican FRS purposes, the Group recorded an impairment of goodwill for an amount of Ps.184,055. Therefore, the 2009 U.S. GAAP net income reconciliation reflects the reversal of such impairment. The goodwill recognized for Mexican FRS purposes was allocated to intangible assets for U.S. GAAP and where applicable are being amortized.

In 2000, the Group acquired all of the interest owned by a minority shareholder in Editorial Televisa by issuing treasury shares of capital stock. Under Mexican FRS, this acquisition was accounted for as a purchase, with the purchase price equal to the carrying value of the Group’s treasury shares at the acquisition date, with related goodwill of Ps.87,771 being recognized. Under U.S. GAAP, this acquisition was also accounted for by the purchase method, with the purchase price being equal to the fair value of the shares issued by the Group, which was greater than the carrying value of the treasury stock. The incremental purchase price under U.S. GAAP of Ps.1,358,428 was allocated to goodwill. There is no net income adjustment as goodwill is no longer amortized for neither Mexican FRS nor U.S. GAAP purposes. The U.S. GAAP stockholders’ equity adjustment for each of the periods presented reflects the difference in the goodwill carrying value under U.S. GAAP versus Mexican FRS. During the fourth quarter of 2009, the Group recognized an impairment charge of Ps.611,977 for U.S. GAAP purposes.

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

As described in Note 2, on March 31, 2011, the stockholders of Cablemás approved, among other matters, a capital increase in Cablemás, by which a wholly-owned subsidiary of the Company increased its equity interest in Cablemás from 58.3% to 90.8%. On April 29, 2011, the stockholders of the Company approved, among other matters: (i) the merger of Cablemás into the Company on that date, for which regulatory approvals were obtained in the first half of 2011; and (ii) an increase in the capital stock of the Company in connection with this merger, by which the Group’s controlling interest in Cablemás increased from 90.8% to 100%. These transactions were completed in October 2011. Under Mexican FRS, this transaction resulted in the recording of the remaining 41.7% of the 2009 purchase price allocation step up, and a net loss of Ps.1,595,796 recorded as a reduction of retained earnings. Under U.S. GAAP this transaction between the controlling and non-controlling interest is being accounted for as an equity transaction in accordance with ASC 810 with no further step up of the assets and liabilities being recognized. As such, the U.S. GAAP adjustment of Ps.(1,776,552) to stockholders’ equity represents the reversal of additional step up of tangible and intangible assets, and results in an increase in the overall loss recorded in U.S. GAAP stockholders’ equity. The adjustment to net income of Ps.42,462 represents the reversal of amortization recorded under Mexican FRS related to the additional step up of assets.

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

The carrying amount of goodwill by segment under U.S. GAAP as of December 31, 2010 and 2011, is as follows:

	2010		2011
Consolidated subsidiaries:
Television Broadcasting(1)	Ps.	423,907	Ps.	357,604
Cable and Telecom		1,304,797		1,304,797
Publishing(2)		1,146,623		1,146,723
Other segments(2)		155,224		115,818
Equity method investees		472,110		472,110

	Ps.	3,502,661	Ps.	3,397,052

(1)	Decrease relates to reclassification from goodwill to concession intangible asset in conjunction with the completion of the purchase price allocation exercise related to a minor acquisition in 2010 in the Television Broadcasting segment.

(2)	Increases/decreases relate to minor adjustments/reclassifications.

The changes in the net carrying amount of goodwill and trademarks for the Cable and Telecom segment, Publishing segment and Equity method investee for the years ended December 31, 2010 and 2011, for U.S. GAAP purposes were as follows:

Cable and Telecom — Goodwill

	2010		2011
Balance at beginning of year	Ps.	1,339,543	Ps.	1,304,797
Adjustments/Reclassifications (1)		(34,746)		—

Balance at end of year	Ps.	1,304,797	Ps.	1,304,797

(1)	Reflects the final valuation and purchase price allocation of the 2009 Cablemás acquisition (see Note 2).

For the years ended December 31, 2010 and 2011, no goodwill impairment charge was recognized under either Mexican FRS or U.S. GAAP.

The changes in the net carrying amount of goodwill for the Publishing segment and Equity method investees for the years ended December 31, 2010 and 2011, for U.S. GAAP purposes were as follows:

Publishing — Goodwill

	2010		2011
Balance at beginning of year	Ps.	1,370,184	Ps.	1,146,623
Adjustments/Reclassifications		—		100
Impairments		(223,561)		—

Balance at end of year	Ps.	1,146,623	Ps.	1,146,723

During 2010, the Group monitored the market associated with its Publishing segment, which had experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the implied fair value of the goodwill in the reporting unit with the carrying value and recorded a Ps.223,561 pre-tax impairment charge for U.S. GAAP purposes. There is no difference in the related pre-tax goodwill impairment charge for Mexican FRS purposes (see Note 7).

Publishing — Trademarks

	2010	2011
Balance at beginning of year	Ps.523,692	Ps.527,076
Foreign currency translation adjustments	(283)	271
Adjustments/reclassifications	3,667	—

Balance at end of year	Ps.527,076	Ps.527,347

During the annual impairment test, the Group analyzed the valuation of its other indefinite-lived intangibles, consisting exclusively of trademarks. The Group estimated the fair value of trademarks by performing a discounted cash flow analysis based on the relief-from-royalty approach. This approach treats the trade name as if it were licensed by the Group rather than owned and calculates its value based on the discounted cash flow of the projected license payments. For the years ended December 31, 2010 and 2011, the analysis resulted in no related trademark impairment charge being recognized under either Mexican FRS or U.S. GAAP.

Furthermore, the Group recognized an additional pre-tax goodwill impairment of Ps.27,020 in its equity method investees as of December 31, 2010 for both Mexican FRS and U.S. GAAP purposes (see Note 7). No impairments were recognized in 2011.

A summary of the changes in the carrying value of the Group’s goodwill on a U.S. GAAP basis for the years ended December 31, 2010 and 2011, is as follows:

	December 31, 2010						December 31, 2011
	Gross		Accumulated Impairment Charges		Carrying Value		Gross		Accumulated Impairment Charges		Carrying Value
Balance at beginning of year	Ps.	5,675,211	Ps.	(1,927,955)	Ps.	3,747,256	Ps.	5,681,197	Ps.	(2,178,536)	Ps.	3,502,661
Adjustments and other changes		5,986		(250,581)		(244,595)		(105,609)		—		(105,609)

Balance at end of year	Ps.	5,681,197	Ps.	(2,178,536)	Ps.	3,502,661	Ps.	5,575,588	Ps.	(2,178,536)	Ps.	3,397,052

The U.S. GAAP net carrying value of intangible assets as of December 31, 2010 and 2011, amounted to:

	2010		2011
Trademarks (1)(2)	Ps.	1,414,864	Ps.	1,415,135
Television network concession (1)(2)		742,607		742,607
Cablemás concessions (1)		1,052,190		1,052,190
TVI concession (1)		262,925		321,745
Telecom concession (1)		767,682		765,842
Sky concession (1)		96,042		96,042
TIM concession (1)		—		86,813
Network affiliation agreements (1)		119,913		119,913
Licenses and software		784,370		753,003
Subscriber list		1,184,312		797,493
Deferred financing costs		534,735		515,341
Other		534,306		523,025

	Ps.	7,493,946	Ps.	7,189,149

(1)	Indefinite-lived.

(2)	Increase relates to the net effect of a minor acquisition and adjustments/reclassifications recognized for both Mexican FRS and U.S. GAAP purposes (see Note 7).

The aggregate amortization expense for intangible assets subject to amortization under U.S. GAAP, is estimated at Ps.893,647 for each of the next five fiscal years.

(f) Equity Method Investees

Cablemás

Through May 31, 2008, the Group’s investment in Cablemás was accounted for by using the equity method. For Mexican FRS purposes in 2007, Cablemás recorded a reversal of a goodwill impairment loss previously recognized, as a result of changes in economic conditions affecting its investment. Under U.S. GAAP, reversal of goodwill impairment losses is not allowed. As such, the adjustment to stockholders’ equity reflects the recording of the goodwill impairment that was reversed under Mexican FRS in 2007.

BMP

On December 20, 2010, the Group (i) made a cash investment of U.S.$1,255 million in BMP, the parent company of Univision, in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding common stock of BMP, and U.S.$1,125 million (Ps.13,904,222) aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025, which are convertible at the option of the Company into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions, and (ii) acquired an option to purchase at fair value an additional 5% of the common stock of BMP at a future date, subject to existing laws and regulations in the United States, and other terms and conditions.

In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after the Company has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision; (ii) the Company entered into a new program license agreement with Univision under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA; and (iii) three representatives of the Company joined Univision’s Board of Directors, which was increased to 20 members.

As a result of this transaction, the Group determined it exercises significant influence over the operating and financial policies of BMP for purposes of Mexican FRS and U.S. GAAP; therefore, the Group accounts for its 5% investment in BMP under the equity method for both Mexican FRS and U.S. GAAP purposes (see Notes 2, 5 and 11). There are no differences between Mexican FRS and U.S. GAAP with respect to this transaction.

(g) Pension Plan and Seniority Premiums

There are no differences between Mexican FRS and U.S. GAAP with respect to the components of net periodic pension and seniority premium plan cost (see Note 10).

Plan Assets or Liability at December 31

The pension and seniority premium plan liability and the severance indemnities as of December 31, 2010 and 2011, under ASC 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158), are as follows:

	2010		2011
Projected benefit obligation	Ps.	1,635,196	Ps.	1,724,506
Plan assets (see Note 10)		(1,783,737)		(1,798,158)

Funded status		(148,541)		(73,652)

Prepaid pension asset		(148,541)		(73,652)
Severance indemnities — projected benefit obligation		574,930		593,864

Balance sheet liability	Ps.	426,389	Ps.	520,212

	2010		2011
Change in benefit obligation:
Projected benefit obligation at beginning of year	Ps.	1,427,478	Ps.	1,635,196
Service cost		89,983		103,033
Interest cost		108,799		109,097
Actuarial gain		68,056		(61,814)
Past service benefit		—		(1,208)
Benefits paid		(59,120)		(59,798)

Projected benefit obligation at end of year	Ps.	1,635,196	Ps.	1,724,506

Pension and Seniority Premiums Plan Assets

As of December 31, 2011, the pension plan obligations were underfunded and seniority premiums obligations were overfunded, and the assets of the pension plan and seniority premiums (collectively referred as the “Plan Assets”) are held in separate trusts.

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

The Group’s pension and seniority premiums plans actual asset allocation as of December 31, 2010 and 2011, and the expected weighted average long-term rate of return by asset category were as follows:

	Percentage of Plan Assets as of December 31,
	2010	2011
Equity securities	17.1%	15.2%
Fixed rate instruments	82.9%	84.8%

Total	100.0%	100%

The weighted average expected long-term rate of return of Plan Assets of 14.2%, 8.6% and 7.7% were used in determining net periodic pension cost in 2009, 2010 and 2011, respectively. This rate reflects an estimate of long-term future returns for the Plan Assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the Plan Assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s Plan Assets measured at fair value on a recurring basis as of December 31, 2010 and 2011:

	Balance as of December 31, 2010		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	284,623	Ps.	284,623	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		718,017		718,017		—		—
Money market securities (3)		756,097		756,097		—		—
Other equity securities		25,000		—		25,000		—

Total investment assets	Ps.	1,783,737	Ps.	1,758,737	Ps.	25,000	Ps.	—

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	179,632	Ps.	179,632	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		845,656		845,656		—		—
Money market securities (3)		680,271		680,271		—		—
Other equity securities		92,599		36,615		55,984		—

Total investment assets	Ps.	1,798,158	Ps.	1,742,174	Ps.	55,984	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Group’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group does not expect to make significant contributions to its Plan Assets in 2012.

The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31, related to pension and post-retirement plans (net of income tax):

	2010		2011
Accumulated other comprehensive income as of beginning of year (net of income tax)	Ps.	78,323	Ps.	2,628
Net (loss) gain		(109,875)		(39,865)
Amortization of net gain		48,904		50,953
Amortization of prior service cost		(14,724)		(9,757)

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	2,628	Ps.	3,959

The amounts recognized in accumulated other comprehensive income as of December 31, are as follows:

	2010		2011
Prior service costs, net of income tax	Ps.	(99,115)	Ps.	(83,930)
Net actuarial gains, net of income tax		101,743		87,889

Accumulated other comprehensive income as of end of year (net of income tax)	Ps.	2,628	Ps.	3,959

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

Under U.S. GAAP, the Group follows the provisions of ASC 926, “Entertainment-Films” (formerly SoP 00-2). Pursuant to ASC 926, production costs related to programs are also capitalized and amortized over the period in which revenues are expected to be generated (ultimate revenues). In evaluating ultimate revenues, the Group uses projected program revenue on a program-by-program basis, taking into consideration secondary market revenue only for those programs where a firm commitment or licensing arrangement exists related to specific individual programs. For U.S. GAAP purposes, royalty agreements that are not film-specific are not considered in the ultimate revenues. Exploitation costs are expensed as incurred. In addition, Mexican FRS allows the capitalization of artist exclusivity contracts and literary works subject to impairment assessments, whereas U.S. GAAP is generally more restrictive as to their initial capitalization and subsequent write-offs. The 2010 U.S. GAAP net income adjustment is mainly to remove the amortization of artist exclusivity and literary works capitalized under Mexican FRS that do not meet the capitalization criteria under U.S. GAAP. The 2011 U.S. GAAP adjustment includes the reversal of additional artist exclusivity contracts capitalized in 2011, and is partially offset by removal of amortization of the exclusivity and literary works capitalized under Mexican FRS that do not meet the capitalization criteria under U.S. GAAP.

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

The components of the net deferred tax liability applying ASC 740 consist of the following:

	December 31, 2010		December 31, 2011
Net deferred income tax liability recorded under Mexican FRS (see Note 19)	Ps.	(401,525)	Ps.	410,893

Impact of U.S. GAAP adjustments:
Capitalization of financing costs		170,612		137,765
Purchase accounting adjustments		(46,923)		(43,602)
Pension plan and seniority premiums		(1,126)		(1,697)
Production and film costs		449,344		507,650
Cablemás Assets Step-up		—		532,966
Iusacell Convertible Debentures		—		(219,085)
Deferred debt refinancing costs		134,211		123,421

		706,118		1,037,418

Net deferred income tax asset under U.S. GAAP		304,593		1,448,311
Less:
Deferred income tax amount under Mexican FRS balances		(401,525)		410,893

Net deferred income tax liability adjustment required under U.S. GAAP	Ps.	706,118	Ps.	1,037,418

The components of net deferred employees’ profit sharing (“EPS”) liability applying ASC 740 consist of the following:

	December 31, 2010		December 31, 2011
Deferred EPS liability:
Current:
Inventories	Ps.	2,879	Ps.	5,219
Noncurrent:
Property, plant and equipment		(106,051)		(97,908)
Deferred costs		(58,648)		(61,067)
Pension plan and seniority premiums		35,646		37,098
Other		(27,082)		(30,850)

Total deferred EPS liability	Ps.	(153,256)	Ps.	(147,508)

The provisions (benefits) for income taxes from continuing operations, on a U.S. GAAP basis, by jurisdiction as of December 31, are as follows:

	2009		2010		2011
Current:
Mexican	Ps.	3,489,807	Ps.	3,389,900	Ps.	3,363,194
Foreign		246,917		577,107		399,458

		3,736,724		3,967,007		3,762,652

Deferred:
Mexican		(158,833)		(648,862)		(917,369)
Foreign		—		—		—

		(158,833)		(648,862)		(917,369)

	Ps.	3,577,891	Ps.	3,318,145	Ps.	2,845,283

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

Impact of 2010 Mexican tax reform

The 2010 Mexican Tax Reform law was enacted on December 7, 2009 and became effective on January 1, 2010. This law resulted in several changes to Mexican tax consolidation rules, as well as increases to future tax rates. Among the Mexican tax consolidation changes is a modification to the treatment of intercompany dividends declared. Certain intercompany dividends paid that were previously not subject to income tax now become taxable under the new law. This change in law has resulted in the Group recognizing an additional deferred tax liability equal to Ps.548,503. For Mexican FRS purposes, pursuant to INIF 18, this additional deferred tax liability was recorded as a direct reduction to retained earnings. For U.S. GAAP purposes, this amount should be recognized as deferred income tax expense. The adjustment to U.S. GAAP net income for the year ended December 31, 2009 reflects the recognition in earnings of this additional deferred tax liability.

(j) Non-controlling Interest on U.S. GAAP Adjustments

This adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries. For the years ended December 31, 2010 and 2011, no U.S. GAAP adjustments had an effect on the non-controlling interest.

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

(k) Foreign Exchange Gain

As described in Note 24(f), on December 20, 2010, the Company made a cash investment in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the option of the Company into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 2, 5 and 9). Under both Mexican FRS and U.S. GAAP, the Company has accounted for these debentures as available-for-sale debt securities.

In accordance with Mexican FRS, the Company has recorded the portion of changes in fair value related to foreign exchange gains, in the consolidated statement of income. Under U.S. GAAP, in accordance with ASC 320, the entire change in the fair value of an available-for-sale debt instrument should be recorded in other comprehensive income. Therefore the U.S. adjustment at December 31, 2011 is a reclassification of the foreign exchange gain from consolidated results of operations to other comprehensive income, net of the related income tax effect.

Additional Disclosure Requirements

Presentation in the Financial Statements — Operating Income

Under Mexican FRS, the Group recognizes various costs as non-operating expenses, which would be considered operating expenses under U.S. GAAP. Such costs include primarily impairment charges, certain financial advisory and professional fees, restructuring charges and employees’ profit sharing expense (see Note 17). The differences relate primarily to the Television Broadcasting and Sky segments. Operating income of the Television Broadcasting segment under U.S. GAAP would have been Ps.13,017,192, Ps.12,859,149 and Ps.14,022,487 and operating income of the Sky segment under U.S. GAAP would have been Ps.4,322,579, Ps.5,022,427 and Ps.5,790,263 for the years ended December 31, 2009, 2010 and 2011, respectively.

To provide a better understanding of the differences in accounting standards, the table below presents the Group’s condensed consolidated statements of operations for the three years ended December 31, 2009, 2010 and 2011, under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated statements of operations, after reflecting the adjustments described in (a) to (j) above:

	Year Ended December 31,
	2009		2010		2011
Net sales	Ps.	52,352,501	Ps.	57,856,828	Ps.	62,581,541
Cost of providing services (exclusive of depreciation and amortization)		23,789,707		26,122,497		28,360,635
Selling, administrative and other expenses		10,406,786		10,546,552		10,461,577
Depreciation and amortization		5,147,715		6,656,647		7,359,200

Income from operations		13,008,293		14,531,132		16,400,129
Integral result of financing, net		(2,877,581)		(2,926,404)		(5,858,010)
Other (expense) income, net		(276,300)		547,917		(336,128)

Income before income taxes, non-controlling interest and equity in earnings or losses of affiliates		9,854,412		12,152,645		10,205,991
Income tax and assets tax — current and deferred		(3,577,891)		(3,318,145)		(2,845,283)

Income before non-controlling interest and equity in earnings or losses of affiliates		6,276,521		8,834,500		7,360,708
Equity in losses of affiliates		(715,327)		(211,930)		(449,439)

Consolidated net income		5,561,194		8,622,570		6,911,269

Less: Net income attributable to the non-controlling interest under U.S. GAAP		575,554		832,538		1,290,500

Net income attributable to the controlling interest	Ps.	4,985,640	Ps.	7,790,032	Ps.	5,620,769

Weighted average common shares outstanding (in millions)		329,304		326,850		329,463

Presentation in the financial statements — Earnings per CPO and per share

As disclosed in Note 12, the Group has four classes of capital stock, Series “A”, Series “B”, Series “L” and Series “D”. Holders of the Series “D” shares, and therefore holders of the CPOs, are entitled to an annual, cumulative and preferred dividend of approximately nominal Ps.0.00034412306528 per Series “D” share before any dividends are payable on the Series “A”, Series “B” or Series “L” shares. Series “A” and Series “B” shares, not in the form of a CPO, and CPOs all participate in income available to common shareholders. Due to this, for purposes of U.S. GAAP, the “two-class” method has been used to present both basic and diluted earnings per share.

Earnings per CPO and per share under U.S. GAAP for the years ended December 31, 2009, 2010 and 2011, as follows:

	2009				2010				2011
	CPO		Series “A” and “B” Shares		CPO		Series “A” and “B” Shares		CPO		Series “A” and “B” Shares
Basic EPS
Income from continuing operations available to common shareholders		4,189,029		796,603		6,533,370		1,256,650		4,718,056		902,704
Net income available to common shareholders		4,189,029		796,603		6,533,370		1,256,650		4,718,056		902,704
Weighted average number of common shares outstanding		2,362,289		52,916,036		2,341,308		52,916,036		2,361,249		53,176,256
Basic earnings per CPO/share (net income attributable to the controlling interest)	Ps.	1.77	Ps.	0.02	Ps.	2.79	Ps.	0.02	Ps.	2.00	Ps.	0.02

Diluted EPS
Dilutive potential shares		53,613		—		51,384		—		51,687		—
Total diluted weighted average common shares outstanding		2,415,902		52,916,036		2,392,692		52,916,036		2,412,936		53,176,256
Diluted earnings per CPO/share (net income attributable to the controlling interest)	Ps.	1.73	Ps.	0.02	Ps.	2.73	Ps.	0.02	Ps.	1.96	Ps.	0.02

Presentation in the Financial Statements — Consolidated Balance Sheets

To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheet as of December 31, 2010 and 2011, in a format consistent with the presentation of condensed consolidated balance sheets under U.S. GAAP, and after reflecting the adjustments described in (a) to (j) above:

	December 31, 2010		December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	Ps.	20,942,531	Ps.	16,275,924
Temporary investments		10,446,840		5,422,563
Trade notes and accounts receivable, net		17,701,125		19,243,712
Other accounts and notes receivable, net		4,180,233		2,712,597
Due from affiliated companies		196,310		450,064
Transmission rights and programming		4,004,415		4,178,945
Inventories		1,254,536		1,383,822
Current deferred taxes		1,393,927		3,042,927
Other current assets		1,117,740		1,146,189

Total current assets		61,237,657		53,856,743
Non-current assets:
Derivative financial instruments		189,400		145,009
Transmission rights and programming		4,129,791		5,140,361
Investments		21,809,950		44,110,573
Property, plant and equipment, net		38,089,194		41,329,942
Goodwill, net		3,502,661		3,397,052
Intangible assets, net		7,493,946		7,189,149
Other assets		110,033		116,457

Total assets	Ps.	136,562,632	Ps.	155,285,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Ps.	1,469,142	Ps.	1,170,000
Current portion of capital lease obligations		280,137		381,891
Trade accounts payable		7,472,253		7,687,518
Customer deposits and advances		18,587,871		20,926,324
Taxes payable		1,443,887		1,388,242
Accrued interest		750,743		792,645
Employee benefits		199,638		252,492
Other accrued liabilities		2,982,309		3,359,911
Due from affiliated companies		48,753		43,089

Total current liabilities		33,234,733		36,002,112
Non-current liabilities:
Long-term debt		46,495,660		55,657,000
Derivative financial instruments		177,857		310,604
Capital lease obligations		349,674		201,844
Customer deposits and advances		495,508		460,000
Other long-term liabilities		3,027,766		3,047,487
Deferred taxes		1,242,590		1,742,124
Pension and seniority premiums		426,389		520,212

Total liabilities		85,450,177		97,941,383

Commitments and contingencies
Controlling interest		44,282,667		50,110,731
Non-controlling interest		6,829,788		7,233,172

Total stockholders’ equity		51,112 455		57,343,903

Total liabilities and stockholders’ equity	Ps.	136,562,632	Ps.	155,285,286

Cash flow information

The statement of cash flows prepared in accordance with Mexican FRS for the years ended December 31, 2009, 2010 and 2011 present substantially the same information as that required under U.S. GAAP as interpreted by ASC 230 “Statement of Cash Flows”, except for the following differences: (i) interest paid under Mexican FRS is presented under financing activities, while for U.S. GAAP purposes it is presented under operating activities and (ii) the recognition in operating activities of the U.S. GAAP adjustments.

The following table sets forth the condensed statements of cash flows prepared in accordance with U.S. GAAP:

	2009		2010		2011
Net cash provided by operating activities	Ps.	12,327,732	Ps.	13,861,832	Ps.	18,778,009
Net cash used in investing activities		(11,052,228)		(27,273,868)		(25,093,312)
Net cash (used in) provided by financing activities		(4,833,040)		4,438,540		3,445,848
Interest paid		(2,807,843)		(3,003,076)		(4,067,162)

Supplemental disclosures about non-cash activities:

	2009		2010		2011
Note receivable related to customer deposits	Ps.	14,515,450	Ps.	13,313,673	Ps.	13,465,534

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

Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2010 and 2011 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for sale investments and derivative financial instruments. Fair values as of December 31, 2010 and 2011, were calculated as follows:

	Balance as of December 31, 2010		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	10,446,840	Ps.	3,238,333	Ps.	7,208,507	Ps.	—
Available-for-sale investments:
Open ended fund		2,922,625		—		2,922,625		—
Convertible Debentures due 2025		13,904,222		—		—		13,904,222
Derivative financial instruments		189,400		—		189,400		—

Total	Ps.	27,463,087	Ps.	3,238,333	Ps.	10,320,532	Ps.	13,904,222

Liabilities:
Derivative financial instruments	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

Total	Ps.	177,857	Ps.	—	Ps.	177,857	Ps.	—

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,422,563	Ps.	2,735,124	Ps.	2,687,439	Ps.	—
Available-for-sale investments:
Open ended fund		2,812,200		—		2,812,200		—
BMP Convertible Debentures due 2025		15,767,748		—		—		15,767,748
GSF Convertible Debentures		19,959,342		—		—		19,959,342
Derivative financial instruments		145,009		—		145,009		—

Total	Ps.	44,106,862	Ps.	2,735,124	Ps.	5,644,648	Ps.	35,727,090

Liabilities:
Derivative financial instruments	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

Total	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2011.

	Convertible Debentures due 2025
Balance at beginning of year	Ps.	13,904,222
Total gain or losses (realized/unrealized)		—
Included in earnings		—
Included in other comprehensive income		2,593,812
Purchase, issuance and settlements		19,229,056

Balance at end of year	Ps.	35,727,090

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

BMP Convertible Debentures due 2025

As described in Note 24 (f), on December 20, 2010, the Company made a cash investment in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the option of the Company into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 2, 5 and 9).

The Group determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. The Group’s estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates use to manage the underlying business. Since the described methodology is an internal models with significant unobservable inputs, the Convertible Debentures are classified in Level 3.

GSF Unsecured Convertible Debentures

As described in Note 2, on April 7, 2011, the Group reached an agreement with GSF, the controlling company of Iusacell, under which Televisa made an investment of U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF.

The Group determined the fair value of the Convertible Debentures using the expected present value valuation methodology based on post-tax discounted cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flows and risk-adjusted discount rates based on weighted average cost of capital within a range of 13% to 15%, among others. The Group’s estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates use to manage the underlying business. Since the described methodology is an internal models with significant unobservable inputs, the Convertible Debentures are classified in Level 3.

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

The asset balances shown in the consolidated balance sheets that were measured at fair value on a non-recurring basis amounted to Ps.971 of goodwill as of December 31, 2010. There were no non-recurring fair value measurements in 2011 as no impairments were recorded. Related impairments are discussed in Note 24 (e) to these consolidated financial statements.

ASC 810 “Consolidation” (formerly FIN 46(R)-8)

On December 31, 2008, the Group adopted for U.S. GAAP purposes ASC 810 which requires additional disclosures about the Group’s involvement with consolidated variable interest entities (“VIEs”) (see Note 1(b)).

The table below presents the assets and liabilities of Sky, which is the only VIE that has been consolidated on the Group’s balance sheet as of December 31, 2010 and 2011, and the Group’s maximum exposure to loss resulting from its involvement with this consolidated VIE as of December 31, 2010 and 2011.

	Sky
As of December 31, 2010
Current assets	Ps.	4,637,870
Non-current assets		7,369,503

Total Assets	Ps.	12,007,373

Current liabilities	Ps.	3,945,096
Non-current liabilities		3,714,652

Total Liabilities	Ps.	7,659,748

Maximum loss exposure	Ps.	7,048,328

As of December 31, 2011
Current assets	Ps.	3,106,384
Non-current assets		8,061,236

Total Assets	Ps.	11,167,620

Current liabilities	Ps.	2,628,788
Non-current liabilities		3,518,004

Total Liabilities	Ps.	6,146,792

Maximum loss exposure	Ps.	5,021,828

The Group’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIE become worthless and incorporates not only potential losses associated with assets recorded on the Group’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.

The Group did not provide any additional financial support to Sky during 2010 and 2011. Further, the Group does not have any contractual commitments or obligations to provide additional financial support to Sky.

Recently issued accounting standards

As mentioned in Notes 1(a) and 23, as of January 1, 2012 the Group adopted IFRS for the preparation of its consolidated financial statements. As a result, the Group will no longer be required to provide a reconciliation to U.S. GAAP, in accordance with the Securities and Exchange Commission ruling effective for financial years ending after November 15, 2007 (amendments made to Rule 4-01). Note 1(s) provides a list of the new and amended standards that have been issued and are effective for annual periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods.

Consolidated valuation and qualifying accounts

Description	Balance at Beginning of Year		Additions		Deductions		Balance at End of Year
Continuing operations:
Reserve for damage, obsolescence or deterioration of inventories:
Year ended December 31, 2009	Ps.	45,540	Ps.	45,198	Ps.	(9,438)	Ps.	81,300
Year ended December 31, 2010		81,300		19,257		(12,269)		88,288
Year ended December 31, 2011		88,288		43,018		(14,486)		116,820
Allowances for doubtful accounts(1):
Year ended December 31, 2009	Ps.	1,313,100	Ps.	1,047,445	Ps.	(397,811)	Ps.	1,962,734
Year ended December 31, 2010		1,962,734		676,835		(596,969)		2,042,600
Year ended December 31, 2011		2,042,600		756,504		(468,446)		2,330,658
Valuation allowances deferred income tax:
Year ended December 31, 2009	Ps.	3,386,861	Ps.	439,761	Ps.	—	Ps.	3,826,622
Year ended December 31, 2010		3,826,622		1,010,957		—		4,837,579
Year ended December 31, 2011		4,837,579		—		(548,690)		4,288,889

(1)	Includes allowances for trade and non-trade doubtful accounts.

25. Subsequent Events

On February 2, 2012, Grupo Televisa was notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the GSF unsecured convertible debentures into equity. On March 15, 2012, the Company filed an appeal before the Mexican Antitrust Commission requesting that it reverse its resolution and authorize the conversion. The appeal is currently under review by the authority, which has a deadline of 60 business days to issue a new resolution. The Group determined that such event did not have a significant effect in the underlying value of the convertible debentures, considering, among other factors, the probability of final approval of the transaction, the terms and conditions of the agreement with GSF, as well as the Group’s intent not to sell these convertible debentures and its assessment that it is not more likely than not that it will be required to do so. If conversion of these debentures into shares of common stock of GSF were not approved by the Mexican Antitrust Commission and other potential remedies provided by law were not effective for such conversion, the Group may be required to write down the carrying value of its investment in these debentures.

On April 27, 2012, the Company’s stockholders approved (i) the payment of a dividend for an aggregate amount of up to Ps.1,097,800, which consisted of Ps.0.35 per CPO and Ps.0.002991452991 per share, not in the form of a CPO, which will be paid in cash in May 2012; and (ii) the cancellation of 4,563.5 million shares of capital stock in the form of 39.0 million CPOs, which were repurchased by the Company in 2009, 2010 and 2011.