Form 20-F
period 2012-12-31
GRUPO TELEVISA, S.A.B.
filed 2013-04-11
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was:

113,557,328,867 A Shares

52,690,174,107 B Shares

83,825,218,766 L Shares

83,825,218,766 D Shares

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

We publish our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2012 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$,” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2012 and 2011 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2012, 2011 and January 1, 2011, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and the accompanying notes appearing elsewhere in this annual report. As required by regulations issued by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) for listed companies in Mexico, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano de Normas de Información Financiera”) and began using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes.

The financial information as of December 31, 2012, 2011 and January 1, 2011 (the date of transition to IFRS), and for the years ended December 31, 2012 and 2011, was prepared in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial information was reported previously in accordance with Mexican FRS. Accordingly, the financial information as of and for the year ended December 31, 2011, included in this annual report is not directly comparable to previously reported financial information as of and for the year ended on that date. This data should also be read together with “Operating and Financial Review and Prospects”.

In preparing our opening IFRS statement of financial position as of January 1, 2011, we adjusted amounts previously reported in our consolidated financial statements prepared in accordance with Mexican FRS. Information relating to certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in our consolidated financial statements for the year ended December 31, 2011, as well as an explanation of how the transition from Mexican FRS to IFRS affected our financial position, financial performance and cash flows, are presented in Note 27 to our audited consolidated year-end financial statements. Pursuant to an accommodation from the SEC with respect to an issuer’s first-time application of IFRS, we only include selected financial data as of December 31, 2012, 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2012, which was Ps.12.85 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2012		2012		2011
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,392	Ps.	69,290	Ps.	62,582
Operating income		1,412		18,140		16,274
Finance expense, net (2)		261		3,350		4,641
Net income		784		10,069		7,957
Net income attributable to the stockholders of the Company		682		8,761		6,666
Net income attributable to the non-controlling interests		102		1,308		1,291
Basic earnings per CPO attributable to the stockholders of the Company (3)				3.08		2.37
Diluted earnings per CPO attributable to the stockholders of the Company (3)				2.83		2.24
Weighted-average number of shares outstanding (in millions)(3)(4)				333,372		329,463
Cash dividend per CPO(3)				0.35		0.35

	As of December 31,						As of January 1,
	2012		2012		2011		2011
Financial Position Data:
Cash and cash equivalents	U.S.$	1,484	Ps.	19,063	Ps.	16,276	Ps.	20,943
Temporary investments		414		5,317		5,423		10,447
Total assets		12,846		165,066		153,300		135,962
Current portion of long-term debt and other notes payable(5)		29		375		1,170		1,468
Long-term debt, net of current portion(6)		4,095		52,616		54,795		45,580
Customer deposits and advances		1,711		21,985		21,386		19,083
Capital stock		387		4,978		5,041		4,884
Total equity (including non-controlling interest)		5,333		68,535		59,089		53,241
Shares outstanding (in millions)(4)		—		333,898		330,862		325,023

			Year Ended December 31,
			2012		2012		2011
Cash Flow Data:
Net cash provided by operating activities			U.S.$	1,755	Ps.	22,556	Ps.	23,004
Net cash used in investing activities				(947)		(12,167)		(25,232)
Net cash used in financing activities				(587)		(7,548)		(2,543)
Increase (decrease) in cash and cash equivalents				217		2,787		(4,667)
Other Financial Information:
Capital expenditures(7)			U.S.$	881	Ps.	11,428	Ps.	9,669
Other Data (unaudited):
Average prime time audience share (TV broadcasting)(8)						—		66.9%
Average prime time rating (TV broadcasting)(8)						—		32.5
Magazine circulation (millions of copies)(9)						129		132
Number of employees (at year end)						28,600		26,300
Number of Sky subscribers (in thousands at year end)(10)						5,153		4,008
Number of Cablevisión RGUs (in thousands at year end)(11)						1,615		1,387
Number of Cablemás RGUs (in thousands at year end)(11)						2,016		1,818
Number of TVI RGUs (in thousands at year end)(11)						738		694

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, average audience share, average rating, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs.
(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance expense. See Note 22 to our consolidated year-end financial statements.
(3)	For further analysis of net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2012 and 2011, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	As of December 31, 2012 and 2011 and January 1, 2011 we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing 5 CPOs. As of December 31, 2012, for legal purposes, there were approximately 2,573.9 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 58,926.6 million A Shares and 2,357.2 million B Shares (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.

(5)	See Note 13 to our consolidated year-end financial statements.
(6)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 13 to our consolidated year-end financial statements.
(7)	Capital expenditures are those investments made by us in property, plant and equipment. The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translation for capital expenditures is determined by reference to the Interbank Rate on the dates on which a given capital expenditure was made. See “Information on the Company — Capital Expenditures”.
(8)	“Average prime time audience share” for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and “average prime time rating” for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this annual report, “prime time” in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and “weekday prime time” is 7:00 p.m. to 11:00 p.m., Monday through Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileño de Opinión Pública y Estadística, or IBOPE. The Mexican subsidiary of IBOPE is referred to as IBOPE AGB Mexico in this annual report. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we currently use IBOPE’s measurements only as a point of reference to analyze trends. No IBOPE statistical data in respect of periods after June 16, 2012 is or will be included in our public reports until this is resolved. In the meantime, we are billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. For further information regarding audience share and ratings information and IBOPE AGB Mexico, see “Information on the Company — Business Overview — Television — Content”.
(9)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.
(10)	Sky commenced operations in Mexico in 1996, and in Central America and the Dominican Republic in 2007. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Ventures”.
(11)	An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, and Televisión Internacional, S.A. de C.V., or TVI, (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás and TVI given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable and Telecom” and “Information on the Company — Business Overview — Cable and Telecom”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 30, 2008, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.2,276.3 million, which includes the payment of an extraordinary dividend of Ps.0.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.0.75 per CPO, equivalent to Ps.0.00641025641 per share. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. In addition to the dividend payment approved by our stockholders on April 30, 2009, and based on a proposal by our Board of Directors, on December 10, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.4.0 billion, which includes the payment of an extraordinary dividend of Ps.1.0 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO, equivalent to Ps.0.011538461538 per share. The dividend approved on December 10, 2009 was in lieu of the annual dividend for 2010 that would otherwise typically have been paid in April 2010. Accordingly, we did not pay any dividends during 2010. On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

Exchange Rate Information

Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in New York City for cable transfers in Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2008	13.9350	9.9166	11.1425	13.8320
2009	15.4060	12.6318	13.4979	13.0576
2010	13.1940	12.1556	12.6237	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
October	13.0925	12.7054	12.8976	13.0877
November	13.2531	12.9171	13.0639	12.9171
December	13.0125	12.7202	12.8651	12.9635
2013 (through April 5, 2013)	12.8798	12.2390	12.6123	12.2390
January	12.7891	12.5857	12.6964	12.7344
February	12.8798	12.6260	12.7249	12.7788
March	12.7956	12.3155	12.5000	12.3155
April (through April 5, 2013)	12.3404	12.2390	12.3031	12.2390

(1)	Average rates reflect the average of the daily exchange rate during the relevant period.

The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this annual report.

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

On April 5, 2013 the noon buying rate was Ps.12.2390 per U.S.$1.00.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 5.5% in 2010, increased by 3.9% in 2011, and increased by 3.9% in 2012. Mexican GDP growth surpassed Mexican government forecasts in 2012 and, according to Mexican government forecasts, Mexican GDP is expected to increase by approximately 3.5% in 2013. We cannot assure you that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe and/or Asia, could affect our financial condition and results of operations. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products.

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

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

The global financial markets continue to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and recent credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, Italy, France, Spain, Cyprus and the United States credit rating downgrade announced in August 2011, as well as credit deterioration of the U.S. economy. It is uncertain how long the effects of this global financial stress in the markets will persist and what impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any such countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficulties in financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations

A significant portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which could reduce our net income.

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 18 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past Mexico has experienced high levels of inflation, although the rates have been lower for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.4% in 2010, 3.8% in 2011, 3.6% in 2012 and is projected to be 3.7% in 2013. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.4%, 4.2% and 4.3% for 2010, 2011 and 2012, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

On July 1, 2012, Presidential and Federal Congress elections were held in Mexico. The candidate of the Partido Revolucionario Institucional, or the PRI, Enrique Peña Nieto, won the Presidential elections and consequently, the PRI reclaimed the Mexican presidency after 12 years. After the 2012 elections, the Mexican Federal Congress is not controlled by any single political party. However, the PRI holds a significant position both in the Senate and in the Cámara de Diputados, or the Chamber of Representatives.

It is possible that the new administration will pursue significant amendments to Mexico’s laws, regulations, public policies and government programs. Mexico’s current President Enrique Peña Nieto and the three main political parties of Mexico (i.e. PRI, Partido Acción Nacional, or PAN, and the Partido de la Revolución Democrática, or PRD) have signed the Pacto por México, or Pact for Mexico, in which they have agreed to pursue amendments to applicable laws in order to achieve, among others, the following purposes: (i) provide the Comisión Federal de Competencia, CFC, or Mexican Antitrust Commission, with the necessary authority to prevent and stop monopolist practices; (ii) achieve increased competition in the telecommunications business; and (iii) open public bids to grant new concessions to offer television broadcasting services. Consequently, changes in laws and regulations, public policies and government programs may occur in the future. Such changes may have a material adverse effect on the Mexican economic, social and political situation, and on our business, financial condition and results of operations. See “— Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”, “—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”.

In addition, any effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency. We cannot ascertain, at this time, how any material adverse effect on Mexican economic policy, Mexico’s economic situation, the stability of Mexico’s currency or market conditions may affect our business or the price of our securities.

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

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures

Mexico’s Ley Federal de Competencia Económica, or Mexico’s Federal Antitrust Law, and related regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. See “Information on the Company — Business Overview — Investments — Cablemás”.

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

The Mexican Antitrust Commission may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are subject to change and are affected by the actions of various Mexican federal, state and local government authorities. In that regard, existing laws and regulations, including among others, tax and social security laws, could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue.

Certain amendments to the existing Ley Federal de Radio y Televisión, or Radio and Television Law, and the Ley Federal de Telecomunicaciones, or Telecommunications Law, have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice in June 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid to offer such services pursuant to a concession, and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years with the possibility to renew such concessions by obtaining from the Secretaría de Comunicaciones y Transportes, or SCT, a certification of compliance with the obligations under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice’s ruling has resulted in requiring that the renewal of the concessions be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, if the bill to amend and add several provisions to the Mexican Federal Constitution with respect to telecommunications, television, radio and antitrust matters is approved, concessions for use of spectrum will only be granted through a public bidding process. The bill does not provide for the terms and conditions to renew broadcasting and telecommunications services.

In September 2010, Mexico’s former President Felipe Calderon Hinojosa, published through the SCT in the Diario Oficial de la Federación, or the Official Gazette of the Federation, a decree establishing the actions to be taken to expedite the transition to digital television and digital radio broadcasting, which intends to end analog broadcasting by 2015 (referred to in this annual report as the 2010 Decree).

The 2010 Decree modifies the policy published by the SCT in July 2004 which established procedures and set forth other applicable provisions for the transition to digital television. The constitutionality of the 2010 Decree has been challenged before the Supreme Court of Justice of Mexico by the Mexican Federal Congress, alleging that Mexico’s former President Felipe Calderon Hinojosa, pursuant to the Radio and Television Law, overstepped his authority when issuing the 2010 Decree, and that the 2010 Decree therefore is unconstitutional. In November 2011, the Supreme Court of Justice of Mexico dismissed the constitutional challenge brought by the Mexican Federal Congress, confirming the validity of the 2010 Decree. In early 2012, the Comisión Federal de Telecomunicaciones, or Federal Telecommunications Commission, or Cofetel, made public its intent to issue amendments to the necessary policies to complete the transition to digital television and radio broadcasting, which is currently scheduled to be completed in December 2015. In 2006, Baja California began a pilot program to be the first State in Mexico to complete its transition to digital broadcasting. The pilot program is currently scheduled to be completed in May 2013. Cofetel will assess the results of the pilot program, including the level of penetration of Digital Terrestrial Television, or DTT, and will provide information to the public about the end of analog broadcasting and the benefits of DTT. Based on the results of the pilot program, Cofetel will review its plan of action for the coming years with respect to the transition to digital broadcasting. As a result, it is not possible to determine with certainty the impact or effect that the digital transition will have on our business and results of operations.

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

The IFE and the political parties must comply with certain requirements included in the Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be granted up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the Constitutional Amendment and as such criteria are reflected in applicable law.

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

At this time, the Constitutional Amendment has not had an impact on the results of our radio and television businesses, however we are unable to predict what impact or effect, if any, the Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television and/or radio revenues. At this time, only seven out of a total of ten legal actions brought by the Company against the Constitutional Amendment have been resolved. In three of these cases, the action was dismissed by the judge; in the other four cases, the action was denied. We cannot predict the outcome of the remaining three legal actions brought by the Company against the Constitutional Amendment.

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our financial condition and results of operations. Article 15-A, as amended in July 2009, provides that a company that obtains third party personnel services from personnel services providers and receives such personnel services on any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees. Article 15-A, as amended, also requires the Company to send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

In addition to the foregoing, certain provisions of the Ley Federal del Trabajo, or Federal Labor Law, could materially adversely affect our financial condition and results of operations. The Federal Labor Law, as amended in November 2012, provides, among other things, that personnel outsourcing agreements must meet certain requirements. If these requirements are not met, the company that receives the benefit of the outsourced services might be deemed to be the employer of the personnel performing the services and thus required to comply with all the obligations applicable to employers pursuant to the Federal Labor Law in respect of such personnel.

In December 2009, the Mexican Government enacted certain amendments to the Mexican tax laws related to income tax, value added tax and excise tax that became effective as of January 1, 2010. The main provisions of these amendments are as follows: (i) the corporate income tax rate was increased from 28% to 30% for the years 2010 through 2012, and was expected to be reduced to 29% and 28% in 2013 and 2014, respectively; (ii) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; (iii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year; (iv) taxpayers paid in 2010 the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004; (v) revenues from telecommunications and pay-TV services (except access to Internet services, interconnection services between public networks of telecommunications and public telephone services) became subject to a 3% excise tax; (vi) the excise tax rate on gaming (including bets and drawings) was increased from 20% to 30%; and (vii) the general value added tax rate was increased from 15% to 16%, and the rate on the border region was increased from 10% to 11%. We believe that the provisions for the tax consolidation regime have a retroactive application and we are therefore challenging the constitutionality of these provisions.

In December 2012, the Mexican Government enacted additional amendments to the Mexican tax laws. As a result of these amendments, the corporate income tax rate will be 30% in 2013 and is expected to be 29% in 2014 and 28% in 2015 and thereafter.

Some of the laws and regulations discussed above may be superseded, amended or modified when the Mexican Federal Congress passes legislation to implement the Telecom and Antitrust Bill, if that bill is approved. See “ — The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”.

The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition

If, as expected, the bill submitted in March 2013 by the House of Representatives (Camara de Diputados) to the Senate to amend the Mexican Federal Constitution with respect to the radio, television and telecommunications industries and the strengthening of the competition and telecommunications authorities (the “Telecom and Antitrust Bill”) is approved by two-thirds of the members in attendance of both Chambers of the Mexican Federal Congress and a majority of the State legislatures of Mexico and published by the President, some of these amendments and the implementing legislation may materially and adversely impact our business, results of operations and financial condition.

Pursuant to the Telecom and Antitrust Bill, we may, among other things, (i) be required to offer our over-the-air TV signals to some pay-TV operators, free of charge, until IFETEL (as described below) determines that effective competition conditions in these markets have been achieved, and as a result thereof we may lose substantial revenues derived from licensing our over-the-air TV signals; (ii) be subject to additional competition from new over-the-air TV networks — private and public — once they enter into operation, including the proposed new networks, discussed below, and from existing participants and new entrants in the pay-TV, broadband and/or telephony services markets, including cable and/or DTH television providers, telephone operators and/or other participants that may use new, available and/or existing spectrum and/or infrastructure; and (iii) be subject to additional competition resulting from the elimination of foreign investment restrictions in satellite services and the increase of permitted foreign ownership up to 49% in broadcasting (television and radio services).

The Telecom and Antitrust Bill calls for a public auction for the purpose of granting concessions to establish at least two new nationwide over-the-air TV networks in Mexico. These new networks, if established, will compete with our existing networks, and some broadcasters with existing concessions that meet certain criteria, including us, will be barred from participating in the proposed auction.

Pursuant to the Telecom and Antitrust Bill, any telephone operator, such as Teléfonos de México, S.A. de C.V., or Telmex, could enter into the pay-TV market if it pays the Mexican government the required fee and complies with any other applicable obligations that the implementing legislation or the IFETEL may impose. However, if IFETEL declares any such telephone operator to be a “preponderant economic agent” (“agente economico preponderante”) (which could be the case for Telmex), such telephone operator would have to comply with all of the measures determined by the IFETEL through general guidelines, which may include, without limitation, rate and infrastructure asymmetric regulation and local loop unbundling as a condition for the authorization to provide pay-TV services. For additional information on the measures that may be imposed by IFETEL on a company considered to be a “preponderant economic agent” (“agente economico preponderante”), see “Information on the Company — Business Overview — Regulation — Telecom and Antitrust Constitutional Bill”.

The Telecom and Antitrust Bill provides for certain new constitutional rights related to access to information and communication technologies, as well as radio, television and telecommunications services (including broadband). Accordingly, future implementing legislation could further limit our capacity to operate our concessions. In particular, additional restrictions may be imposed with respect to the time, type, and content of advertising in our over-the-air and pay-TV services.

The constitutional autonomy and authority granted under the Telecom and Antitrust Bill to the Instituto Federal de Telecomunicaciones, or IFETEL, or the Federal Telecommunications Institute (a new telecommunications regulator which will oversee the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to such industries), may adversely affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses, and complete acquisitions or joint ventures, and may adversely affect our ability to determine the rates we charge for our services and products. Under the Telecom and Antitrust Bill, IFETEL may impose limits on concentration of national and regional frequencies, cross-ownership of telecommunications, television or radio businesses that serve the same market or geographical zone and may order the divestment of assets, rights or investments to ensure the compliance of the limits determined by it. However, it is uncertain how these limits may affect us since it is not yet known how these limits will be determined by IFETEL.

Moreover, the Telecom and Antitrust Bill also provides that no stay or injunction will suspend measures or other actions taken by the IFETEL. Therefore, until any ruling, action or omission of IFETEL is declared null and void by a final judgment issued by a competent specialized court, such ruling, action or omission will be in full force and effect.

We will be subject to new potential liabilities for broadcasting third party content. Details of such potential liabilities will be outlined in the implementing legislation of the Telecom and Antitrust Bill.

It is uncertain how our concessions will be renewed in the future, since it is unknown how this matter will be addressed in the implementing legislation of the Telecom and Antitrust Bill.

In general, the Telecom and Antitrust Bill, if approved, may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our current or future services. Moreover, the penetration of new competitive markets and introduction of new products could require us to reduce the prices of our products and/or increase our costs and thus could reduce our gross profit in future periods.

For additional information relating to the recent Telecom and Antitrust Bill, see “Information on the Company — Business Overview — Regulation — Telecom and Antitrust Constitutional Bill” and “— Business Strategy — Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of Prospective Telecom and Antitrust Constitutional Bill and Implementing Legislation”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust. Such trust currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of most of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Risk Factors Related to Our Business

The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions

Under Mexican law, we need concessions from the SCT to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2020, after the recent renewal of three concessions. (See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”). The expiration dates of our Cable and Telecommunications concessions range from 2013 to 2039 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit an over-the-air ultra-high frequency, or UHF, restricted television service through channel 46, which expired in November 2010 (the “Channel 46 Concession”). We filed for a renewal of the Channel 46 Concession and, in February 2010, the SCT notified Cablevisión that it would not be renewed; however, we are contesting the resolution of the SCT. In the past, the SCT has typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. However, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire.

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

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses, including broadcasting, advertising sales, telecommunications and all other businesses. The entities in which we have strategic investments and the joint ventures in which we participate also face competition. We expect that competition in our different businesses will intensify.

In broadcasting, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Content”.

We will also face additional competition in broadcasting from at least two new over-the-air networks proposed to be established pursuant to the Telecom and Antitrust Bill, if that bill is approved. See “— The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”.

At the end of 2008, Dish México, S. de R.L. de C.V., or Dish Mexico, a competitor in the DTH market, launched its services in Mexico.

At the beginning of 2009, TV Azteca began offering HiTV, a television service which consists of the transmission of digital television channels through the technology known as Digital Terrestrial Television, or DTT, in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the decree issued by the SCT for the transition to digital television. HiTV currently offers approximately 21 channels and charges for the decoder box. This service has not affected our pay-TV business in a material way. In addition, the decoder box that TV Azteca is utilizing to allow viewers to access its HiTV channels also allows the viewers access to our digital over-the-air networks without our permission.

At the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 77 standard definition channels, 8 HD channels, 50 audio channels, and 50 hours of virtual recording, in addition to internet and voice services. We are not certain how this service will affect our pay-TV services.

In addition, the entertainment and telecommunications industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet. As Mexico makes the transition to digital television, it is likely that competition will also increase.

The telecommunications industry in Mexico has become highly competitive and we face significant competition. Most cable operators are authorized to provide pay-TV, internet broadband services and voice services, including Voice over Internet Protocol, or VoIP, which poses a risk to us. Competition may prevent us from growing.

In October 2006, the Mexican federal government enacted a new set of regulations known as Convergence Regulations, or Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers have been allowed to provide internet and telephone services if certain requirements and conditions are met. In addition, telephone operators such as Axtel and Maxcom are allowed to provide cable television services if they meet certain requirements and conditions. We are facing significant competition from new entrants providing telephony services or pay-TV services, including cable television providers and telephone operators. See “Information on the Company — Business Overview — Cable and Telecom”.

Our future success will be affected by the changes in the entertainment and telecommunications industries, which we cannot predict and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico, including emerging technologies that provide new services to pay-TV customers, new entrants in the public and pay-TV industries which will require us to make significant capital expenditures in new technologies and result in higher costs in the acquisition of content (whether exclusive or not) or may impair our ability to renew rights to special events including sporting and entertainment events.

Our principal competitors in the gaming industry are Codere S.A., or Codere, Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.

We also face competition in our publishing business, where each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media.

Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V and Grupo Acir.

Our business for production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico and in the U.S. We also face competition in our other businesses. See “Information on the Company — Business Overview — Competition”.

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup, the Olympic Games and political elections. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2011 and 2012 we recognized 32.1% and 32.2%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

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

In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF Telecom Holdings, S.A.P.I. de C.V., or GSF, which indirectly owns 100% of the outstanding shares of Grupo Iusacell, S.A. de C.V., or Iusacell. Most of our investment in GSF was initially held in the form of debentures mandatorily convertible into shares of stock of GSF. The conversion of the GSF convertible debentures was subject to approvals by the Mexican Antitrust Commission. On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. We subsequently filed an appeal requesting that this resolution be reversed. On June 14, 2012, we were notified that the Mexican Antitrust Commission approved the conversion of the debentures into equity, subject to our acceptance of certain conditions, including (i) the implementation of certain corporate governance standards at GSF, (ii) the offering by us to all cable and DTH platforms in Mexico of a new pay television programming package comprising only our four over-the-air channels, (iii) the offering by us to sell advertising time to participants in the Mexican telecommunications industry, (iv) the divestment by GSF of all of its equity interest in Total Play to GSF’s current controlling shareholder and (v) the undertaking by us to follow certain rules of conduct regarding a potential public bid of spectrum designated for a new entrant related to the broadcast of free television signals with national coverage.

On June 15, 2012, we accepted the conditions of the Mexican Antitrust Commission and converted the debentures into common stock of GSF. As a result, we now hold a 50% equity stake in GSF. However, we do not consolidate the results of GSF and we share governance rights with the other owner of GSF.

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

Non-Mexicans May Not Hold A Shares, B Shares or D Shares Directly and Must Have Them Held in a Trust at All Times

Non-Mexicans may not directly own A Shares, B Shares or D Shares, but may hold them indirectly through a CPO trust, which will control the voting of the A Shares, B Shares and D shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

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

Forward-Looking Statements

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the Securities and Exchange Commission, or SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

•	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements concerning our current and future plans regarding our online and wireless content division, Televisa Interactive Media, or TIM;

•	statements concerning our current and future plans regarding our investment in and other arrangements with Imagina Media Audiovisual S.L., or Imagina;

•	statements concerning our current and future plans regarding our arrangements with Netflix, Inc., or Netflix;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;

•	statements concerning our transactions with Univision and our current and future plans regarding our investment in BMP, the parent company of Univision;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in GSF, the controlling company of Iusacell;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova and our transactions and relationship with DIRECTV;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•

statements about our future economic performance or statements concerning general economic, political or social conditions in the United Mexican States, or Mexico, or other countries in which we operate or have investments; and

•	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important factors, including those discussed under “ — Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include:

•	economic and political developments and conditions and government policies in Mexico or elsewhere;

•	uncertainty in global financial markets;

•	currency fluctuations or the devaluation and depreciation of the Peso;

•	changes in inflation rates;

•	changes in interest rates;

•	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our business, activities and investments;

•	the risk that our concessions may not be renewed;

•	the risk of loss of transmission or loss of the use of satellite transponders or incidents affecting our network and information systems or other technologies;

•	changes in customer demand; and

•	effects of competition.

We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors and you are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information, future developments or other factors.

Item 4.	Information on the Company

History and Development of the Company

Grupo Televisa, S.A.B. is a sociedad anónima bursátil, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law. Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 México, D.F., México. Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our projected capital expenditures for the year ended December 31, 2013 and our actual capital expenditures, investments in jointly controlled entities and associates, and acquisitions for the years ended December 31, 2012 and 2011. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2013, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

	Year Ended December 31,(1)
	2013 (Forecast)		2012 (Actual)		2011 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	1,000.0	U.S.$	881.1	U.S.$	791.0
BMP(3)		—		22.5		49.1
GTAC(4)		3.6		7.8		6.6
Iusacell(5)		20.4		—		1,602.5
Other acquisitions and investments(6)		—		5.7		51.4

Total capital expenditures and investments	U.S.$	1,024.0	U.S.$	917.1	U.S.$	2,500.6

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2012 and 2011 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.
(2)	Reflects capital expenditures for property, plant and equipment, in all periods presented. Includes U.S.$455.4 million in 2012 and U.S.$406.1 million in 2011 for the expansion and improvement of our Cable and Telecom segment; U.S.$292.1 million in 2012 and U.S.$241.6 million in 2011 for the expansion and improvement of our Sky segment; U.S.$16.9 million in 2012 and U.S.$13.8 million in 2011 for our Gaming business; and U.S.$116.7 million in 2012 and U.S.$129.5 million in 2011 for our Content segment and other businesses. In the fourth quarter of 2012 we recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment. The forecast amount for 2013 totaling U.S.$1,000 million includes capital expenditures of U.S.$565 million and U.S.$300 million for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$135 million is for our Content segment and other businesses.
(3)	In August 2012, we made an additional investment of U.S.$22.5 million in cash, by which we increased our interest in BMP from 7.1% to 8.0%. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%.
(4)	In 2012, we provided financing to GTAC, in connection with a long-term credit facility in the aggregate principal amount of Ps.103 million (U.S.$7.8 million). In 2011, we provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.87 million (U.S.$6.6 million).
(5)	In the second quarter of 2011, we made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in convertible debt of GSF, the parent company of Iusacell, as described in the following sentences. The convertible debt of GSF was divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures were the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365.0 million, issued against the payment we made in cash on April 7, 2011. The Series 2 Debentures were the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200.0 million, which we paid in cash in multiple installments from April through October 2011. On June 18, 2012, we converted the debentures into common stock of GSF. As a result, we now hold a 50% equity stake in GSF. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.
(6)	In 2011, we made other investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million). In the first half of 2011, we agreed with the other stockholders of Cablemás the terms for us to acquire all of their equity interest in Cablemás for an aggregate amount of U.S.$390.9 million (Ps.4,603.0 million), which was paid with cash and 24.8 million CPOs issued by us on April 29, 2011.

In 2012 and 2011, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2013 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity, and/or borrowings. The amount of borrowings required to fund these cash needs in 2013 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate four broadcast channels in Mexico and complement our network coverage through affiliated stations throughout the country. From January 1, 2012 to June 16, 2012, our broadcast television channels had an average sign-on to sign-off audience share of 69.6%. We produce pay-TV channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2012, we exported 92,887 hours of programming to approximately 51 countries, excluding the United States. In the United States, we have granted Univision the exclusive right to broadcast certain of our content pursuant to a program license agreement.

We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 129 million magazines publishing 186 titles in approximately 20 countries.

We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in two Mexican cable companies, Cablevisión and Televisión Internacional, S.A. de C.V. and its subsidiaries, collectively TVI, and in 2011 we merged a third Mexican cable company, Cablemás, into the Company. We own 100% of Cablemás, 51% of Cablevisión and 50% of TVI.

We also own Televisa.com as well as Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes bingo parlors, a 50% stake in a radio company that as of December 31, 2012 reached 74% of the Mexican population, a feature film production and distribution company, soccer teams and a stadium in Mexico.

We also own an unconsolidated equity stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, one of the leading live entertainment companies in Mexico.

In February 2012, we exchanged our 40.7680% equity interest in La Sexta, a free-to-air television channel in Spain, for equity participations equivalent to 14.5% of the capital stock of Imagina, which at the time was the indirect owner of the majority equity interest in La Sexta. La Sexta has subsequently merged with Antena 3 Television, or A3TV. The transaction consisted in a swap of La Sexta stock for equity participation of Imagina and involved no cash payments.

In December 2010, we made a substantial investment in BMP, the parent company of Univision, the leading Spanish-language media company in the United States.

In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF, which indirectly owns 100% of the outstanding shares of Iusacell. We subsequently converted the convertible debentures into equity interests and, as a result, we now hold a 50% equity stake in GSF. Iusacell is a provider of telecommunications services primarily engaged in providing mobile services throughout Mexico.

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

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content, we also intend to continue expanding our pay-TV networks business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the pay-TV and telecommunications industry in accordance with the consolidation of the telecommunications market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In 2011 and from January 1, 2012 to June 16, 2012, our networks aired 69% and 71%, respectively, of the 200 most-watched television programs in Mexico, according to IBOPE AGB Mexico. See “— Television — Television Industry in Mexico — Ratings and Audience Share”. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions.

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

Maintaining High Operating Segment Income Margins. Our content operating segment income margins for 2011 and 2012 were 47.2% and 46.9%, respectively. We intend to continue maintaining high operating segment income margins in our content businesses by increasing revenues and controlling costs and expenses.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. All advertisers are billed for actual minutes used; the amount billed depends on the calendar quarter, channel, and hour in which the spot is transmitted. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we currently use IBOPE’s measurements only as a point of reference to analyze trends. No IBOPE statistical data in respect of periods after June 16, 2012 is or will be included in our public reports until this is resolved. In the meantime, we are billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 63%, 54% and 46% of total available national advertising time on our networks during prime time broadcasts in 2010, 2011 and 2012, respectively, and approximately 50%, 44% and 39% of total available national advertising time during all time periods in 2010, 2011 and 2012, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Continue Building Our Pay Television Platforms

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 5.2 million subscribers, of which 3.2% were commercial subscribers as of December 31, 2012.

In the fourth quarter of 2012, IS-21, a new satellite of Intelsat, our primary satellite provider, started service, replacing Intelsat’s IS-9 satellite. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.

The key components of our DTH strategy include:

•

Offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Olympic Games, the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, World Equestrian Games, marathons, Diamond League, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments and the Basketball Euroleague;

•	Capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	Capitalizing on the low penetration of pay-TV services in Mexico;

•	Providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;

•	Providing aggressive HD offerings and continuously expanding our programming in HD; and

•	Continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.

Network Subscription. Through our 22 pay-TV brands and 41 national and international feeds, we reached more than 33 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2012. Our pay-TV channels include, among others, three music, four movie, seven variety and entertainment channels, and two sports channels, Televisa Deportes Network, or TDN, and TDN 2.0 (launched in January 2012), which was rebranded as UTDN in May 2012. Both of our sports channels offer 24-hour-a-day programming 365 days a year. The TDN sports content is provided pursuant to a license agreement with Barra Deportiva, S.A. de C.V., or Barra Deportiva. Barra Deportiva was incorporated in July 2009 and, at that time, we owned a 49% interest in such company. On December 20, 2011, we acquired the remaining 51% of Barra Deportiva, which, as a result, became a wholly-owned subsidiary of the Company. Our license agreement with Barra Deportiva is still in force after that transaction. One of our entertainment channels, Clásico TV, was rebranded as Distrito Comedia in October 2012. Beginning with the first quarter of 2012, the results of our former Pay Television Networks segment (currently identified as Networks Subscription) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Programming Exports segments and our Internet business.

Cable. We are a shareholder of several Mexican cable companies. We have a controlling stake of Cablevisión and TVI. In 2011 we merged a cable company, Cablemás, into the Company. With a subscriber base of 787,054 cable television, or video subscribers (all of which were digital subscribers), as of December 31, 2012 and 2.5 million homes passed as of December 31, 2012, Cablevisión, one of the cable systems in Mexico City and surrounding areas in the state of Mexico in which we own a 51% interest, is one of the most important cable television operators in Mexico. As used in this annual report, “homes passed” refers to any residential homes or businesses that are connected to cable television systems, or that are prepared to be connected to cable television systems but are not currently connected or that require some type of investment in order for these to be connected. For instance, each apartment located in a building that is prepared to be connected to cable television systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a cable network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

•	continuing to offer high quality programming;

•	continuing to upgrade our existing cable network into a broadband bidirectional network;

•	maintaining our 100% digital service in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•	increasing the penetration of our high-speed and bidirectional internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2012, Cablevisión had 509,137 cable modem, or broadband subscribers compared to 408,408 at December 31, 2011. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. In addition, Cablevisión introduced video on demand, or VOD, services and, in May 2007, received governmental approval to introduce telephony services. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City, and as of December 31, 2012, it had 318,927 IP telephone lines in service, or voice subscribers. As of December 31, 2012, Cablevisión offers the service in every area in which its network is bidirectional.

Cablemás operates in 59 cities. As of December 31, 2012, the Cablemás cable network served 1,147,007 cable television, or video subscribers, 567,247 high-speed internet, or broadband subscribers and 302,197 IP-telephony lines, or voice subscribers, with 3.3 million homes passed. In May 2008, we converted all of our convertible long-term notes into 99.99% of the capital stock of Alvafig, S.A. de C.V., or Alvafig, the holding company of a 49% interest in the voting stock of Cablemás.

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

In March 2006, our wholly-owned subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V., or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2012, TVI had 1.7 million homes passed, served 374,733 cable television, or video subscribers, 229,720 high-speed internet, or broadband subscribers and 133,178 telephone lines, or voice subscribers.

Our conversion of the convertible long-term notes into 99.99% of the capital stock of Alvafig, and our acquisition by CVQ of a 50% interest in TVI, were authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. Some of these conditions have already been met and others must continue to be complied with going forward. Such conditions include: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry, upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.

The cable market in Mexico continues to consolidate. We have actively participated and intend to continue actively participating in such consolidation. We have made and will continue to make further investments and/or acquisitions — controlling or non-controlling — directly or indirectly, in cable and/or telecommunications related assets, which have been and can be substantial in size, that complement our telecommunications strategy, either through debt, equity, or a combination thereof, and/or other financial instruments.

Expanding Our Publishing Business

With a total approximate circulation of 129 million magazines during 2012, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 186 titles; 104 are wholly-owned and produced in-house and the 82 remaining titles are licensed from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to approximately 20 countries, including Mexico, the United States and countries throughout Latin America.

We believe that Editorial Televisa leads at least 18 of the 21 markets in which we compete in terms of readership.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2012, we licensed 92,887 hours of programming in approximately 51 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

In November 2005, the government of Spain granted a concession for a nationwide free-to-air analog television channel and two nationwide free-to-air digital television channels to La Sexta, a consortium that included the Company. La Sexta began broadcasting in March 2006. During 2010, we made loans to La Sexta of €21.5 million, which were capitalized on January 31, 2011. On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta for equity participations equivalent to 14.5% of the capital stock of Imagina, which at the time was the indirect owner of the majority equity interest in La Sexta. La Sexta has subsequently merged with Antena 3 Television, or A3TV, as discussed below. The transaction consisted in a swap of La Sexta stock for equity participations of Imagina and involved no cash payments. The transaction was subject to certain conditions, all of which have been satisfied, and closed on February 29, 2012. As a result of the transaction, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties. The terms of the agreement improve the potential for synergies between us and Imagina and opportunities to create value. The transaction also includes commercial agreements between the parties to explore collaboration in content production projects. Additionally, the transaction grants us certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories. As part of the transaction, we named two directors of Imagina’s board, which is now composed of 12 members.

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television national network in Spain. Under the terms of the agreement, Imagina and other shareholders of La Sexta received a 7% equity stake in A3TV. An additional 7% equity stake is conditioned on A3TV achieving certain profitability goals.

The U.S.-Hispanic population, estimated to be 50 million, or approximately 16% of the U.S. population, according to U.S. Census estimates published in the 2011 Current Population Survey, Annual Social and Economic Supplement, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 20.5% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.5 trillion of U.S. consumer spending, or 11.1% of the U.S. total disposable income, by 2015, outpacing the expected growth in total U.S. consumer expenditures.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2010, 2011 and 2012, Univision paid us U.S.$156.1 million, U.S.$224.9 million and U.S.$247.6 million, respectively, in royalties. In December 2010, we completed a net cash investment of U.S.$1.2 billion in Univision and certain other transactions related to that investment and to the Program License Agreement, or PLA, between Televisa, S.A. de C.V. and Univision. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of BMP by which we increased our interest in BMP from 7.1% to 8.0%. For a description of our arrangements with Univision, see “— Univision”.

Under a license agreement with Netflix, effective as of July 12, 2011, we make available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around 3,000 hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean. As part of the agreement, current content will be made available to Netflix not earlier than one year after its broadcast through free-to-air television. This agreement increases our availability of programming in Latin America and the Caribbean, where Netflix launched subscription streaming at the end of 2011 and is an important first step of our plan to monetize our library of over 50,000 hours of content via digital distribution.

Developing New Businesses and Expanding through Acquisitions

We plan to continue growing our gaming business, which consists of bingo and sports books halls, and a national lottery. As of December 31, 2012, we had 18 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening bingo and sports books halls. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,000 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 bingo and sports books halls and number draws throughout Mexico.

In August 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance operates through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products is an integral part of the activities of TCP. As part of this alliance, in October 2009, TCP entered into, among others, an exclusive commercial supply agreement with Genomma Lab. We make available our different media platforms in the United States and Puerto Rico to TCP, which provides Genomma Lab’s brands with significant advertising in the targeted markets corresponding to Genomma Lab’s business model. This will enable Genomma Lab to expand the extensive success of its brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 50 million consumers with an estimated purchasing power of over U.S.$1 trillion annually while leveraging Televisa’s reach and name recognition in the Hispanic market. The transaction closed in October 2009 and we launched operations in March 2010. During 2010, 2011 and 2012, TCP sold and distributed Genomma Lab’s products such as over-the-counter pharmaceutical and cosmetic products, and certain commemorative coins of Mexico’s 200 years as an independent nation.

In March 2010, Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or Telefónica, Editora Factum, S.A. de C.V., or Editora Factum, a wholly-owned subsidiary of the Company, and Mega Cable, S.A. de C.V., or Megacable, agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Mexican Federal Electricity Commission, or CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using dense wavelength division multiplexing, or DWDM, technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations in June 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services were active, two GTAC routes were completed (500 kilometers), four GTAC routes were under construction (1,003 kilometers) and three third party dark fiber IRUs had been approved (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010, 2011 and 2012 was Ps.1.1 billion, Ps.340 million and Ps.362 million, respectively, and there will be further investments in 2013. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

In April 2011, we entered into a transaction pursuant to which CVQ, our wholly-owned subsidiary, acquired (i) the trust beneficiary rights to 1.093875% of the outstanding shares of GSF, which indirectly owns 100% of the outstanding shares of Iusacell for an aggregate purchase price of approximately U.S.$37.5 million; and (ii) Unsecured Convertible Debentures 2010 issued by GSF, or the GSF convertible debentures, which were mandatorily convertible into shares of stock of GSF, in an aggregate principal amount of approximately U.S.$365 million of the Series 1 tranche thereof and U.S.$1,200 million of the Series 2 tranche thereof, for an aggregate investment in the GSF convertible debentures of approximately U.S.$1,565 million. The trust beneficiary rights and the Series 1 Debentures were paid in cash in April 2011, and the Series 2 Debentures were paid in cash in multiple installments during 2011. The trust beneficiary rights and the GSF convertible debentures were transferred to CVQ by México Media Investments S.L., or MMI, a single-stockholder corporation (sociedad unipersonal) organized in Spain.

We also agreed to make an additional payment of U.S.$400 million to Iusacell if cumulative earnings before interest, taxes, depreciation and amortization, or EBITDA, of Iusacell reaches U.S.$3,472 million any time from January 1, 2011 and up to December 31, 2015.

On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. We subsequently filed an appeal requesting that this resolution be reversed. On June 14, 2012, we were notified that the Mexican Antitrust Commission approved the conversion of the debentures into equity, subject to our acceptance of certain conditions, including (i) the implementation of certain corporate governance standards at GSF, (ii) the offering by us to all cable and DTH platforms in Mexico of a new pay programming package comprising only our four over-the-air channels, (iii) the offering by us to sell advertising time to participants in the Mexican telecommunications industry, (iv) the divestment by GSF of all of its equity interest in Total Play to GSF’s current controlling shareholder and (v) the undertaking by us to follow certain rules of conduct regarding a potential public bid of spectrum designated for a new entrant related to the broadcast of free television signals with national coverage.

On June 15, 2012, we accepted the conditions of the Mexican Antitrust Commission and converted the debentures into common stock of GSF. As a result, CVQ owns 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell, and we and Grupo Salinas Telecom, S.A. de C.V., or GSTelecom, the beneficial owner of the remaining 50% of the GSF stock, have equal corporate governance rights. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico. As of December 31, 2012, Iusacell had 7,385,000 mobile wireless subscribers. In addition, Iusacell holds and operates concessions for the 800 MHz band, which allow it to provide wireless cellular services in five adjacent regions in Central and Southern Mexico, and for the 1900 MHz band, which allow it to provide PCS wireless services nationwide. Iusacell also provides other telecommunications services, such as fixed-line telephony, broadband services and links leasing to corporate customers.

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

We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions in Mexico, the United States and elsewhere. Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof, and could be substantial in size. We are constantly seeking investment opportunities that complement our telecommunications strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments, which can be substantial in size.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of Prospective Telecom and Antitrust Constitutional Bill and Implementing Legislation

If the Telecom and Antitrust Bill becomes law (see “— Regulation — Telecom and Antitrust Constitutional Bill”), a “preponderant economic agent” (“agente economico preponderante”) in the telecommunications market would mean an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, or installed capacity or usage according to the data available to IFETEL. According to such criteria, the current incumbent carrier, among others, on fixed, mobile telephony and Internet services in Mexico could be considered as a preponderant economic agent (“agente economico preponderante”). As a result, IFETEL could impose, among other measures, asymmetric regulation on that incumbent carrier to foster competition. Such measures could be related to information, service offerings (such as package bundling of services, tied sales), quality of services, exclusive arrangements, end-user equipment (such as unblocking of cellular phones), other asymmetric regulation in tariffs and network infrastructure, including accounting, functional or structural separation of such agent. Such regulation would be implemented within 180 days of the establishment of IFETEL and its members having taken office.

IFETEL would also be authorized to order local loop unbundling of the network of any “preponderant economic agent” (“agente economico preponderante”) in the telephony, pay-TV and fixed-line Internet industries, thereby granting other market participants access to the local loop of the “preponderant economic agent”. These measures, if properly implemented, will represent an opportunity for us to increase our coverage and product diversity, while reducing our costs and capital expenditures requirements as a result of the access to the network of the “preponderant economic agent” (“agente economico preponderante”) and the regulation of the terms and conditions, on competitive terms, of such access. Moreover, asymmetric regulations may create a beneficial economic and regulatory environment in the telephony and broadband markets and may further enhance our ability to compete in the telecommunications industry. Such regulation would be implemented within 180 days of the establishment of IFETEL and its members having taken office, and without the need of further implementing legislation.

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our telecommunications business.

Additionally, the Telecom and Antitrust Bill permits 100% foreign ownership in satellite and telecommunications services, lifting the current restrictions, and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country and provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments, if approved, may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

The bill also calls for the National Development Plan (Plan Nacional de Desarrollo) to include a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government. We believe our potential participation in this program could result in business opportunities while improving the quality of the telecommunications services to be provided by the Mexican government.

Commitment to Sustainability

We have made sustainable development part of our offerings and commercial strategy, in order to continue meeting the expectations of, and creating added value for, our stockholders. As part of our commitment to sustainability, we have established a committee comprising some of our high-level executive officers as well as independent consultants, which will reinforce our efforts related to sustainability. As a result of our commitment, we were named one of the six new members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange, effective as of February 1, 2013. The Sustainability Index currently includes 29 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

Television

Television Industry in Mexico

General. There are twelve television stations operating in Mexico City and approximately 478 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the twelve television stations in Mexico City, Channels 2, 4, 5 and 9. These stations are affiliated with 221 repeater stations and 33 local stations outside of Mexico City. See “— Content”. We also own a station that has a digital subchannel that transmits in the English language on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 84 and 94 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de Mexico, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates four stations in Mexico City, Channel 11, which has 19 repeater stations, Channel 21 in Mexico City (transmitting only DTV), Channel 22, and Channel 30, an anchor station of OPMA (Organismo Promotor de Medios Audiovisuales) which, we believe, has 15 repeater stations outside Mexico City. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 15 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Content”.

We estimate that approximately 27 million Mexican households have television sets, representing approximately 91.0% of all households in Mexico as of December 31, 2012. We believe that approximately 96.4% of all households in Mexico City and the surrounding area have television sets.

Ratings and Audience Share. All television ratings and audience share information included in this annual report relate to data supplied by IBOPE AGB Mexico, a privately owned market research firm based in Mexico City. IBOPE AGB Mexico is one of the 15 global branch offices of IBOPE. IBOPE AGB Mexico conducts operations in Mexico City, Guadalajara, Monterrey and 25 other Mexican cities with a population over 500,000, and the survey data provided in this annual report covers data collected from national surveys. IBOPE AGB Mexico reports that its television surveys have a margin of error of plus or minus 5%. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we currently use IBOPE’s measurements only as a point of reference to analyze trends. No IBOPE statistical data in respect of periods after June 16, 2012 is or will be included in our public reports until this is resolved. In the meantime, we are billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis.

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

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2010, 2011 and 2012, we produced approximately 74,900 hours, 79,100 hours and 90,500 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite ventures, including programming produced by our local stations.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2010, we broadcast the UEFA Champions League, the 2010 FIFA World Cup South Africa, the 2010 FIFA Under-17 Women World Cup, the 2010 FIFA Under-20 Women World Cup and the 2010 UEFA Super Cup. In 2011, we broadcast the 2011 Guadalajara Pan American Games. In 2012, we broadcast the 2012 London Olympic Games. We have also acquired the rights to broadcast the 2014 FIFA World Cup Brasil for the territory of Mexico and the rights to broadcast the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 43 studios and 35 fully equipped remote control units. See “— Content — Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 37%, 33% and 35% of the programming broadcast on our four television networks in 2010, 2011 and 2012, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channels 4 and 5, with the remainder aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Content

At the beginning of 2012, we adjusted our segment reporting structure. Beginning with the first quarter of 2012, the results of our Television Broadcasting, Pay Television Networks and Programming Exports businesses, which were previously reported as separate segments, and the Internet business, which was previously reported as part of the Other Businesses segment, are reported as a single segment, Content.

We operate four television networks that can be viewed throughout Mexico on our affiliated television stations through Channels 2, 4, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our four networks, as well as the total number of local affiliates, as of December 31, 2012.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	123	2	—	1	127
Channel 4	1	—	—	—	—	1
Channel 5	1	63	—	—	3	67
Channel 9	1	15	—	—	14	30
Subtotal	4	201	2	—	18	225
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	18	—	1	14	33

Total	4	219	2	1	32	258

The programs shown on our networks are among the most watched television programs in Mexico. Based on IBOPE AGB Mexico surveys during 2010, 2011 and from January 1, 2012 to June 16, 2012, our networks aired 134, 137 and 142, respectively, of the 200 most watched television programs throughout Mexico and produced 17, 23 and 21, respectively, of the 25 most watched television programs in Mexico. Most of the remaining top 25 programs in those periods were soccer games and special feature films that were not aired on our networks.

The following charts compare the average audience share and average ratings during prime time hours, weekday prime time hours and from sign-on to sign-off hours, of our television networks as measured by the national audience, from January 2010 to June 16, 2012, shown on a bimonthly basis.

Average Audience Share

January 2010 — June 16, 2012(1)(2)

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico — Ratings and Audience Share”.

Average Ratings

January 2010 — June 16, 2012(1)(2)

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico — Ratings and Audience Share”.

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 26.6 million households, representing 98.3% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2010, 2011 and 2012.

According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television. Also, 22 repeaters of the Channel 2 Network located outside of Mexico City and along the border with the United States have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.

The following table shows the average audience share of the Channel 2 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours for the periods indicated:

	Year Ended December 31, 2010(1)	Year Ended December 31, 2011(1)	January 1, 2012 to June 16, 2012(1)(2)
Prime time hours	33.3%	32.6%	37.4%
Weekday prime time hours	37.9%	35.7%	41.2%
Sign-on to sign-off hours	30.8%	30.4%	34.2%

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico — Ratings and Audience Share”.

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

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout Mexico. We estimate that the Channel 5 Network reaches approximately 24.6 million households, representing approximately 91.2% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit digital television, or DTV, services in Channel 50 as its second channel during the transition period. Also, 19 repeaters of the Channel 5 Network have obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.

The following table shows the average audience share of the Channel 5 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31, 2010(1)	Year Ended December 31, 2011(1)	January 1, 2012 to June 16, 2012(1)(2)
Prime time hours	16.9%	18.0%	16.7%
Weekday prime time hours	13.8%	14.4%	13.5%
Sign-on to sign-off hours	19.4%	20.1%	18.3%

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico — Ratings and Audience Share”.

We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English. In 2012, we aired 32 of the 50 top-rated movies.

Channel 4 Network. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.8 million households, representing approximately 21.6% of television households in Mexico in 2012. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

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

The following table shows the average audience share of the Channel 4 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated, including audience share for local stations:

	Year Ended December 31, 2010(1)	Year Ended December 31, 2011(1)	January 1, 2012 to June 16, 2012(1)(2)
Prime time hours	5.8%	5.7%	6.4%
Weekday prime time hours	6.5%	5.7%	6.3%
Sign-on to sign-off hours	8.0%	7.8%	9.2%

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico”.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old. Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news. ForoTV has succeeded in attracting a larger share of the Mexico City television audience.

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 29 repeater stations, approximately 37% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 19.9 million households, representing approximately 73.7% of households with television sets in Mexico. Channel 9 broadcasts in 27 of the 27 cities other than Mexico City that are covered by national surveys.

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

The following table shows the average audience share of the Channel 9 Network during prime time hours, weekday prime time hours and sign-on to sign-off hours during the periods indicated:

	Year Ended December 31, 2010(1)	Year Ended December 31, 2011(1)	January 1, 2012 to June 16, 2012(1)(2)
Prime time hours	12.0%	10.6%	7.7%
Weekday prime time hours	12.3%	10.8%	7.0%
Sign-on to sign-off hours	11.3%	10.2%	8.0%

(1)	Source: IBOPE AGB Mexico.
(2)	See “— Television — Television Industry in Mexico — Ratings and Audience Share”.

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

Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4 Network”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2010, 2011 and 2012, the local television stations owned by us produced 48,900 hours, 50,400 hours and 57,200 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, 13 of the 18 wholly owned local stations have obtained licenses to transmit DTV services in their service area during the transition period. These 13 DTV stations are in place and fully operational.

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

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2012, we had over 33 million subscribers worldwide.

In 2010, 2011 and 2012, we produced approximately 15,700 hours, 15,900 hours and 20,900 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Golden, Golden Edge, Golden Latinoamérica, Canal de Telenovelas, Tiin, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Canal de las Estrellas Delay-1hr, Distrito Comedia (formerly Clásico TV), TDN and UTDN (formerly TDN2.0). The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD and De Película HD.

In addition to our investment in BMP in December 2010, we sold to Univision our entire interest in TuTv, our former venture with Univision, which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million. See “— Univision”.

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 74,209 hours, 73,165 hours and 92,887 hours of programming in 2010, 2011 and 2012, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”. As of December 31, 2012, we had 242,965 half-hours of television programming in our library available for licensing. Beginning with the first quarter of 2012, the results of our former Programming Exports segment (currently identified as Licensing and Syndication) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Pay Television Networks segments and our Internet business.

Expansion of Programming Reach. Our programs can be seen in the United States, Canada, Latin America, Asia, Europe and Africa. We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

SVOD Licensing. Under a license agreement with Netflix, effective as of July 12, 2011, we make available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around 3,000 hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean. As part of the agreement, current content will be made available to Netflix not earlier than one year after its broadcast through free-to-air television. This agreement increases our availability of programming in Latin America and the Caribbean, where Netflix launched subscription streaming at the end of 2011 and is an important first step of our plan to monetize our library of over 50,000 hours of content via digital distribution.

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

With a wide range of content channels, online and mobile services, and more than 349.41 million page views per month and more than 30.58 million monthly unique users in 2012, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 70.9% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.

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

Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S. and Latin America. In 2012, Esmas Móvil sent more than 35.7 million premium messages to approximately 4.3 million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, lotteries, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.

Beginning with the first quarter of 2012, the results of our Internet business, which was previously reported as part of the Other Businesses segment, are included in our new Content segment, which also includes the results of our former Television Broadcasting, Pay Television Networks and Programming Exports segments.

Publishing

We believe we are the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 129 million copies in 2012, we publish 186 titles that are distributed in approximately 20 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a monthly magazine for teenagers; Conozca Más, a monthly science and culture magazine; and Furia Musical, a monthly musical magazine that promotes principally Banda and Onda Grupera music performers. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Maxim, pursuant to a license agreement with Alpha Media Group, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health, Prevention, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; and Disney Princesas, Disney Winnie Pooh, Disney Hadas, Disney Cars, Disney Toy Story and Disney Junior, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and WDC, México, S. de R.L. de C.V. We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish a Spanish-language edition of OK! pursuant to a license agreement with Northern & Shell Luxembourg Branch as well as several comics pursuant to license agreements with Marvel Characters, B.V. and DC Entertainment.

During 2011, we launched several Disney-Marvel comic magazines in Mexico and Argentina pursuant to a license agreement with Disney Consumer Products Latin America, Inc., and Top Teens in Argentina, a wholly owned teenager monthly magazine.

During 2012, we launched several DC Comics magazines in Mexico, pursuant to a license agreement with DC Entertainment.

Cable and Telecom

Cablevisión

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. See “— Digital Cable Television Services”. According to the SCT and Cofetel, there were approximately 1,500 cable concessions in Mexico as of December 31, 2012, serving approximately 5.7 million subscribers.

Mexico City Cable System. We own a 51% interest in Cablevisión, one of the most important cable television operators in Mexico, which provides cable television services to subscribers in Mexico City and surrounding areas. As of December 31, 2012, Cablevisión had 787,054 cable television, or video subscribers, all of which were digital subscribers. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange, under the ticker symbol “CABLE”.

Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital cable service, Cablevisión also offers high speed internet and a competitive digital telephone service. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers. Cablevisión’s 100% digital cable service offers six main programming packages which as of December 31, 2012, ranged in price from Ps.169.00 to Ps.679.00 (VAT included), and included up to 302 linear channels: 231 video channels (including 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 9 pay-per-view channels.

Video-on-Demand and Pay-Per-View Channels. Cablevisión currently offers its Video-On-Demand platform as well as 9 pay-per-view cable television channels in each of its digital service packages. The Video-On-Demand Service and the pay-per-view channels show films and special events programs, including sports and musical events among other content.

Cablevisión Revenues. Cablevisión’s revenues are generated from subscriptions for its pay-TV, broadband and telephony services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees. As of December 31, 2012, its current monthly service fees range in price from Ps.169.00 to Ps.679.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the rates Cablevisión charges for its basic and digital premium service packages, but there can be no assurance that the Mexican government will not regulate Cablevisión’s rates in the future. If the SCT were to determine that the size and nature of Cablevisión’s market presence was significant enough so as to have an anti-competitive effect, then the SCT could regulate the rates Cablevisión charges for its various services.

Cablevisión Television Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:

•	enhanced programming services, including video games, video on demand, subscription video on demand, high definition, impulse pay per view;

•	Broadband internet services; and

•	IP telephony services.

In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by the end of 2012 offered the service in every area in which its network is bidirectional, which represents 99.91% of its total network.

In order to provide these multimedia communications services, Cablevisión requires a cable network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. Cablevisión’s cable network currently consists of more than 19,800 kilometers with 2.5 million homes passed in Mexico City and surrounding areas in the State of Mexico. As of December 31, 2012, 0.66% of Cablevisión’s network runs at 450 MHz, approximately 0.33% of its network runs at 550 MHz, approximately 0.69% of its network runs at 750 MHz, approximately 4.83% runs at 870 MHz, approximately 93.48% of its network runs at 1 GHz, and approximately 99.91% of its network has bidirectional capability.

Cablemás

Cablemás Cable System. Cablemás operates in 59 cities. As of December 31, 2012, the Cablemás cable network served 1,147,007 cable television, or video subscribers, 567,247 high-speed internet, or broadband subscribers and 302,197 IP-telephony lines, or voice subscribers, with 3.3 million homes passed.

As of December 31, 2012, Cablemás’ cable network consisted of 19,754 kilometers of cable. Cablemás is in the final stage of converting its existing cable network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to provide video, broadband and telephony services. As of December 31, 2012, 95.1% of Cablemás’ cable network had bidirectional capability, of which 99.2% was operating at or greater than 550 MHz and 91.6% was operating at or greater than 750 MHz.

Cablemás Revenues. Cablemás has experienced strong organic growth due to successful implementation of its business strategy, introduction of new products and services and wide acceptance of its offerings.

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

Cablemás’ investments to increase its networks’ bandwidth and make them bidirectional have allowed it to provide additional products which have enhanced its product offerings. These include:

•	Digital signal, Video-on-Demand, and high-definition programming among others;

•	Broadband internet services; and

•	IP telephony services.

These additional products have allowed Cablemás to increase the average revenue generated per subscriber at no substantial incremental cost and at an economic advantage to consumers.

Cablemás Services. Since its beginning as a cable system concessionaire Cablemás has grown to offer cable television services, high-speed internet access and telephony services. As of December 31, 2012, Cablemás offers three types of video packages to its customers, which include: “Minibasic” (U.S.$13.93), “Basic” (U.S.$26.38) and “Plus” (basic rate plus up to U.S.$37.98). Cablemás packages include up to 150 video channels. In addition, Cablemás offers high speed internet services ranging from 3 Mbps (U.S.$14.63) to 100 Mbps (U.S.$155.56) and telephony services, including unlimited local calls and 30 cell phone minute packages (U.S.$16.89).

TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico.

As of December 31, 2012, TVI had 1.7 million homes passed, served 374,733 cable television, or video subscribers, 229,720 high-speed internet, or broadband subscribers and 133,178 telephone lines, or voice subscribers.

Bestel. In December 2007, our indirect majority-owned subsidiary, Cablestar, S.A. de C.V., or Cablestar, completed the acquisition of shares of companies owning the majority of the assets of Letseb, S.A. de C.V. and its subsidiaries and Bestel (USA), Inc., collectively Bestel, a privately held, facilities-based telecommunications company in Mexico. Currently, Cablevisión and the Company hold 69.2% and 30.8% of the equity of Cablestar, respectively. Bestel provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel owns a fiber-optic network of approximately 25,000 kilometers that covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing Distribution. We estimate that we distribute approximately 40%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 50,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in five countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2010, 2011 and 2012, 63.3%, 62.6% and 63.6%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards, sticker albums, novelties and other consumer products.

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

Soccer. We own two of Mexico’s professional soccer teams. One of these teams, America, currently plays in the Mexican First Division and is one of the most popular and successful teams in Mexico. The other team, Necaxa, currently plays in the Liga de Ascenso. In the Mexican First Division, each team plays two tournaments of 17 games per regular annual season. The best teams of each regular season engage in post-season championship play.

We own the Azteca Stadium which has a seating capacity of approximately 105,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. In addition, América and the Mexican National Soccer team generally play their home games at this stadium. We have exclusive rights to broadcast the home games of certain Mexican First Division soccer teams.

Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts. We produced no feature films in 2010, we co-produced one feature film in 2011 and we produced four feature films in 2012, three of which were co-produced with third parties. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.

We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2010 we did not release any feature films, in 2011 we released our co-produced feature film Así es la Suerte, and in 2012 we released three of our co-produced feature films: Viaje de Generación, Casa de mi Padre and Girl in Progress. We also distribute our feature films outside of Mexico.

We distribute feature films produced by non-Mexican producers in Mexico. Under an agreement with Warner Bros., we were the exclusive distributor in Mexico of their feature films from January 1, 1999, until December 31, 2009. As of January 1, 2010, Warner Bros decided to grant the distribution rights of its films in Mexico to Universal Pictures. In 2010, 2011, 2012 and up to February 28, 2013, we distributed 19, 17, 23 and 3 feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.

At December 31, 2012, we owned or had rights to 280 Spanish-language theatrical films, 145 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system and DTH services.

Gaming Business. In 2006, we launched our gaming business which consists of bingo and sports books halls, and a national lottery. As of December 31, 2012, we had 18 bingo and sports books halls in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening bingo and sports books halls. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 4,000 electronic terminals. The bingo and sports books halls and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 bingo and sports books halls and number draws throughout Mexico.

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

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combination station in San Luis Potosí and one AM/FM combination station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which has added as of December 31, 2012, 38 affiliate stations (1 AM, 11 FM and 26 combination stations) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 91 stations (including 56 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 29 states in Mexico. Our programs aired through our radio stations network reach approximately 75 percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2010, 2011 and 2012, XEW-AM ranked, on average, thirteenth, eleventh and eighteenth, respectively, among the 33 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, third, second and third, respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, third and fifth, respectively, among the 25 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.

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

The successful exclusive radio broadcasting of the 2012 Olympic Games, UEFA Euro Championship, Concacaf Soccer Games and Copa Libertadores placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering an attendance of approximately 155,000 people in aggregate for the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

We sell both national and local advertising on our radio stations. Our radio advertising sales force sells advertising time primarily on a scatter basis. See “— Business Strategy — Maintaining our Leading Position in the Mexican Television Market — Advertising Sales Plan”. In addition, we use some of our available radio advertising time to satisfy our legal obligation to the Mexican government to provide up to 35 minutes per day of our broadcast time, between 6:00 a.m. and midnight for public service announcements, and 30 minutes per day for official programming (referred to in this annual report as “Official Radio Broadcast Time”).

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

During 2010, 2011 and 2012, OCEN promoted 3,891, 4,334 and 4,541 events, respectively, and managed 15 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2012, 21.52 million entrance tickets were sold by OCEN’s subsidiary Ticketmaster, compared to 22.89 million in 2011.

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

On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta for equity participations equivalent to 14.5% of the capital stock of Imagina, which at the time was the indirect owner of the majority equity interest in La Sexta. La Sexta has subsequently merged with A3TV, as discussed below. The transaction consisted in a swap of La Sexta stock for equity participations of Imagina and involved no cash payments. The transaction was subject to certain conditions, all of which have been satisfied, and closed on February 29, 2012. As a result of the transaction, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties.

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

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television national network in Spain. Under the terms of the agreement, Imagina and other shareholders of La Sexta received a 7% equity stake in A3TV. An additional 7% equity stake is conditioned on A3TV achieving certain profitability goals.

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

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations in June 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services were active, two GTAC routes were concluded (500 kilometers), four GTAC routes were under construction (1,003 kilometers) and three third parties dark fiber IRUs had been approved (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010, 2011 and 2012 was Ps.1.1 billion, Ps.340 million and Ps.362 million, respectively, and there will be further investments in 2013. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

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

Sky. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. As of December 31, 2010, 2011 and 2012, Innova’s DTH satellite pay-TV service had approximately 3,044,000, 4,008,400 and 5,153,445 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events such as reality shows, its high quality customer service and its nationwide distribution network with approximately 1,850 points of sale. In addition to the above, Innova also experienced growth during 2010, 2011 and 2012 due to the success of VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2012, Sky offered exclusive content, which included the whole or portions of the Olympic Games, the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa de Rey, the FA Cup, the NFL Sunday Tickets, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, World Equestrian Games, marathons, Diamond league, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments, soccer tournaments and Basketball Euroleague. Sky also added new channels, such as Comedy Central, Nick HD, Max HD, Discovery H&H HD and Trace Sports HD. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2012, the Sky HD Package comprised 41 channels, as well as 10 additional channels for exclusive events such as Spanish League, Capital One Cup, Berlin Marathon, bullfights from Spain, NHL, NBA, Basketball Euroleague and some WTA games among other HD transmissions. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

In 2012, Sky also broadened its product offering by launching Access, a new lower-priced package that is highly attractive to customers with lower budgets,

As of February 28, 2013, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.279, Movie City Ps.394, HBO/Max Ps.444 and Universe Ps.584. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method.

Sky devotes 20 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns five extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

In order to more effectively compete against cable operators in the Mexican pay-TV market, in 2010, SKY launched two new set-top boxes for HD programming: SKY+ HD, a personal video recorder, or PVR, set-top box that allows up to 400 hours of standard definition, or SD, programming or 100 hours of HD programming recorded on its 500 GB drive, and SKY HD, a set-top box designed to view both HD and SD programming. Both set-top boxes come with our new and enhanced programming guide and new functionalities.

The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

In June 2012, Sky launched Blue to Go, an internet service for customers in the Mexico City area.

Programming. We are a major source of programming content for our DTH venture and have granted our DTH venture DTH satellite service broadcast rights to most of our existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, Dish Mexico, a new competitor in the DTH market, launched its services in Mexico. Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their interactive TV, internet and voice services. At the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 77 standard definition channels, 8 HD channels, 50 audio channels, and 50 hours of virtual recording, in addition to internet and voice services.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States, UniMás Network, and Galavision satellite/cable television networks, and the Univision.com website and other Univision-branded online experiences. UniMás Network was the result of the transformation of Univision’s former Telefutura network, which is part of Univision’s expansion and investment efforts that in 2012 included the launch of three new networks—Univision Deportes, Univision tlnovelas and FORO TV as well as a digital videonetwork called UVideos.

On December 20, 2010, Univision, we, Univision’s parent company, and other parties affiliated with the investor groups that own Univision’s parent company entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in BMP, the parent company of Univision, in exchange for an initial 5% equity stake in BMP, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025 which are convertible at our option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, previously our joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after we have sold two-thirds of our initial investment in BMP, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the new PLA and (3) four representatives of the Company joined Univision’s Board of Directors, which was increased to 22 members.

In connection with this transaction, we and Univision terminated the prior program license agreement as of December 31, 2010.

Under the new PLA, we have granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming in all Spanish-language media (with certain exceptions), including Univision’s three current Spanish television networks (the Univision, UniMás and Galavision television networks), future Spanish-language networks owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as Univision.com). Univision also has rights under the new PLA to broadcast in the United States Mexican soccer games for which we own or control the United States rights, beginning with select teams in 2011 and expanding in 2012 to all teams to which we own or control United States rights.

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

In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of BMP by which we increased our interest in BMP from 7.1% to 8.0%.

On March 19, 2013, Univision and DirecTV LLC and DirecTV Puerto Rico, Ltd. (the “DirecTV Entities”) announced a comprehensive multi-year agreement that includes carriage of, among other programming services, the network feeds for Univision, UniMás, Galavisión, Univision Deportes Network, Univision tlnovelas and ForoTV (the “Distribution Agreement”) whereby the parties thereto included, as part of the agreement, the release by us and Mr. Emilio Azcarraga Jean of certain carriage rights that we and Mr. Emilio Azcarraga Jean held, respectively, with the DirectTV Entities for the United States of America. As consideration for the release by us of certain carriage rights held by us, Univision agreed to pay us an amount equal to U.S.$30.0 million and to provide us, at no cost, with 15% of all unsold advertising inventory for our promotion of our businesses in the Univision Deportes Network and in another advertising supported programming service that will be distributed by the DirectTV Entities pursuant to the Distribution Agreement and by other distribution platforms pursuant to the respective distribution agreements. As consideration for the release by Mr. Emilio Azcarraga Jean of the basic tier carriage rights held by him, Univision agreed to pay a net amount equal to U.S.$35.7 million. As a result of the execution of the Distribution Agreement, we expect an increase in Univision’s revenues, and therefore in the corresponding royalties pursuant to the PLA.

Competition

We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as radio, newspapers, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. Our content also competes with other forms of entertainment and leisure time activities. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 183 stations outside of Mexico City. Televisora del Valle de Mexico owns the concession for Channel 40, a UHF channel that broadcasts in the Mexico City metropolitan area. Based upon IBOPE AGB Mexico surveys, during 2010, 2011 and from January 1, 2012 to June 16, 2012 the combined average audience share throughout Mexico of both the Channel 7 and 13 networks was 32.0%, 33.1% and 31.8%, respectively, during prime time, and 30.4%, 31.5% and 30.4%, respectively, during sign-on to sign-off hours. See “— Television — Television Industry in Mexico”.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 32 repeater stations, and Channel 22, which has 16 repeater stations in Mexico City, which are operated by the Mexican government. Our television stations are the leading television stations in their respective markets. See “— Television — Content”.

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

Cable and Telecom

According to information from the SCT and Cofetel, there were approximately 1,500 cable concessions in Mexico as of December 31, 2012, serving approximately 5.7 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH venture. See “— DTH Satellite Services”. Cablevisión also faces competition from Dish Mexico, a joint venture between MVS Comunicaciones and set-top box provider EchoStar. Dish Mexico is a DTH operator and competes in some segments against Cablevisión in Mexico City and the surrounding areas mainly driven by its Ps.149 basic package. Dish Mexico has been in operation since 2008 and offers 53 channels to its subscribers in its basic package. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems, DTH, IPTV and MMDS systems in areas where they presently operate. In addition, pursuant to the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent they have available capacity on their respective networks.

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

Radio

The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 118 radio stations throughout Mexico, 11 of which are located in Mexico City, and Grupo Acir, which owns or operates approximately 80 radio stations in Mexico, six of which are located in Mexico City.

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

DTH Satellite Services

Innova presently competes with, or expects to compete with, among others, cable systems (including Cablevisión), MMDS systems, national broadcast networks (including our four networks), regional and local broadcast stations, other DTH concessions, unauthorized C-band and Ku-band television signals obtained by Mexican viewers on the gray market, radio, movie theaters, video rental stores, internet and other entertainment. If, as expected, the bill submitted by the President of Mexico to amend the Mexican Constitution is approved, we may face significant competition from new entrants in pay-TV services as well as from the new public television networks.

Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or telecommunication players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their interactive TV, internet and voice services. In the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 77 standard definition channels, 8 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Gaming Business

Our principal competitors in the gaming industry are, with respect to bingo and sports halls, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts CW Network television programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television

Mexican Television Regulations

Concessions. Certain amendments to the existing Radio and Television Law and the Telecommunications Law have been enacted. In May 2006, several members of the Senate of the Mexican Federal Congress filed a complaint before the Supreme Court of Justice of Mexico, seeking a declaration that such amendments were unconstitutional and therefore null and void. This complaint was resolved by the Supreme Court of Justice in June 2007, declaring several provisions of the amendments to the Radio and Television Law and to the Telecommunications Law unconstitutional and therefore null and void. Among the provisions declared as unconstitutional by the Supreme Court of Justice are the ones referred to in former Article 28 of the Radio and Television Law, pursuant to which holders of concessions had the ability to request authorization to provide additional telecommunications services within the same spectrum covered by a current concession without having to participate in a public bid therefor and Article 16 of the Radio and Television Law, pursuant to which concessions were granted for a fixed term of 20 years with the possibility to renew such concessions by obtaining from the SCT a certification of compliance with the obligations of the concessionaire under the concession. As a result of the Supreme Court of Justice’s ruling, once the transition to digital television and digital radio broadcasting is completed, if we want to provide additional telecommunications services within the same spectrum granted for digital television or digital radio broadcasting, respectively, we will have to follow the provisions of Article 24 of the Telecommunications Law to obtain the concession therefor. Also, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court of Justice ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire. Additionally, on March 11, 2013, the Telecom and Antitrust Bill was submitted by the President of Mexico jointly with representatives of the main political parties to the Mexican Federal Congress. As of the date of this annual report, the Telecom and Antitrust Bill has been approved by the House of Representatives and is currently under review by the Senate. Once approved by the Senate, it will be sent to the State legislatures for their review and approval. If approved by the majority of such legislatures, it will be effective once published by the President. The Telecom and Antitrust Bill does not provide for the terms and conditions to renew broadcasting and telecommunication concessions, as such matter will have to be included in the corresponding implementing legislation. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition ” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. Also, either the SCT or the Comision Federal de Telecomunicaciones, or Federal Telecommunications Commission, shall provide notice in the Diario Oficial de la Federación, or the Official Gazette of the Federation, of the call for bids and the available television frequencies, and make available the prerequisites for bids from interested parties for a maximum of 30 days.

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

In July 2004, in connection with the adoption of a policy issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2026. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. We are unable to predict when we will obtain the renewal to such concessions. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Supervision of Operations. The SCT regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the SCT.

Television programming is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under Mexican regulations, the Mexican Ministry of the Interior reviews most television programming and classifies the age group for which the programming is acceptable for viewing. Programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.

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

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. Concessionaires may not broadcast misleading advertisements. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. The advertisements of some products and services, such as medicine and alcohol, require approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries and other games.

No more than 18% of broadcast time may be used for advertisements on any day. The SCT approves the minimum advertising rates. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

Government Broadcast Time. Radio and television stations are obligated to provide to the Mexican Government up to 18 minutes per day of our television broadcast time and 35 minutes per day of our radio broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available to it under this tax.

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

Cable Television

Concessions. Cable television operators now apply for a public telecommunications network concession from the SCT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the SCT and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its Channel 46 Concession, which expired in November 2010. We filed for a renewal of the Channel 46 Concession and in February 2010, the SCT notified Cablevisión that the Channel 46 Concession would not be renewed. We have initiated legal actions against SCT’s notice seeking to obtain the renewal of such concession. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México), and in October 2010, the SCT granted Cablevisión authorization to provide the aforementioned services in 13 additional municipalities of the State of Mexico. In addition, in May 2007, the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

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

Satellite Communications

Mexican Regulation of DTH Satellite Services. Concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites in May 1996. In November 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the IS-9 satellite system, a foreign-owned satellite system. Our use of the IS-16 and IS-21 satellites has been authorized by the competent Mexican authorities.

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

Mexican Gaming Regulations

Pursuant to Mexico’s Federal Law of Games and Draws, or Ley Federal de Juegos y Sorteos, or Gaming Law, and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations, the Mexican Ministry of the Interior has the authority to permit the operation of all manner of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms and conditions for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations. We were granted a Gaming Permit on May 25, 2005, which expires on May 24, 2030.

Mexican Antitrust Law

Mexico’s Federal Antitrust Law and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions or joint ventures. In addition, Mexico’s Federal Antitrust Law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. In addition, approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”.

Several amendments to Mexico’s Federal Antitrust Law have been in full force since May 11, 2011. Under these amendments, the review process of mergers and acquisitions by the Mexican Antitrust Commission has been modified to allow reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition. It is considered evident that a transaction does not restrain competition when:

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

The Mexican Antitrust Commission must resolve within 5 business days from the date of filing if the transaction should be admitted to the fast track review process. Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.

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

Telecom and Antitrust Constitutional Bill

In March 2013, the House of Representatives (“Camara de Diputados”) of the Mexican Federal Congress submitted to the Senate the Telecom and Antitrust Bill. See “Key Information — Risk Factors Related to Mexico — The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”. As of the date of this annual report, the bill is still under review of the Senate. Once the bill is approved by the Senate and thereafter by two-thirds of the members in attendance of both Chambers of the Mexican Federal Congress and a majority of the State legislatures of Mexico and published by the President, it will become effective. Congress will have to pass implementing legislation to detail most aspects of the Telecom and Antitrust Bill within 180 calendar days following its effectiveness although some provisions of the bill will become effective upon its promulgation and/or without the need of such implementing legislation.

The Telecom and Antitrust Bill will create two regulatory bodies, independent from the executive branch of government, the Comisión Federal de Competencia Economica, or CFCE, or the New Mexican Antitrust Commission (which will take over the functions of the current Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio)), and the Instituto Federal de Telecomunicaciones, or IFETEL, or the Federal Telecommunications Institute (which will oversee the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to such industries), as well as specialized federal courts empowered to review all rulings, actions and omissions of these independent bodies. No stay or injunction will suspend any measure or action taken by such regulatory bodies. Therefore, until any ruling, action or omission of either of such independent governmental bodies is declared null and void by a final judgment issued by a competent specialized court, such ruling, action or omission will be in full force and effect.

Each of such independent regulators will be comprised of seven members to be appointed for a 9-year period (except for the first appointments which will have shorter staggered terms). The appointment of each member requires ratification by two-thirds of the members of the Senate in attendance at the ratification hearing. The candidates to be proposed by the President have to come from a list proposed by an Evaluation Committee comprised of the Chairman of each of three independent bodies: Banco de Mexico (“Mexico’s Central Bank”), the INEGI (“Statistics and Geography Institute”), and the Instituto Nacional para la Evaluación de la Educación (“Education Evaluation Agency”).

IFETEL would be empowered, among other things, to (i) oversee the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters of such services; (ii) set limits to national and regional frequencies that can be exploited by a concession holder, or to the cross-ownership of telecommunications, television or radio businesses that serve the same market or geographical zone; (iii) issue asymmetric regulation; (iv) grant and revoke telecommunications, television and radio concessions; (v) approve any assignment or transfer of control of such concessions; (vi) revoke a concession, among others, in case its holder breaches a non-appealable decision confirming the existence of illegal antitrust conduct (“practica monopólica”); (vii) determine the payment to be made to the government in the granting of such concessions; and (viii) order the divestment of certain assets to foster competition, as well as measures to avoid spectrum concentration by a single economic agent.

Concessions for use of spectrum will only be granted through a public tender process that aims to ensure lowest price to customers and the highest possible number of participants. The Telecom and Antitrust Bill does not provide for the terms and conditions to renew broadcasting and telecommunications concessions, as such matter will have to be included in the corresponding implementing legislation. Moreover, a new penalties’ scheme will be established for cases of non-compliance with the obligations imposed under the concession.

The Telecom and Antitrust Bill calls for a public auction for the purpose of granting concessions to establish at least two new nationwide over-the-air TV networks in Mexico. These new networks, if established, will compete with our existing networks, and some broadcasters with existing concessions that meet certain criteria, including us, will be barred from participating in the proposed auction.

Under the Telecom and Antitrust Bill, access to information and communication technologies, as well as broadcasting and telecommunications services (including broadband), will be established as constitutional rights. The bill further requires that such information be diverse and timely, and that any person may search, receive and disclose information and ideas of any kind through any media. The implementing legislation will have to specify the scope of such rights.

The Telecom and Antitrust Bill permits 100% foreign ownership in satellite and telecommunications services, lifting the current restrictions, and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country.

The Telecom and Antitrust Bill provides that the following rules will apply once the IFETEL is established and its members have taken office: (i) “Must-offer”: holders of concessions authorized to broadcast over-the-air TV signals will have to license, on a nondiscriminatory basis and free of charge, such over-the-air TV signals to pay-TV concession holders; (ii) “Must-carry”: holders of pay-TV concessions must carry, on a nondiscriminatory basis and free of charge, over-the-air TV signals broadcast in its region; and DTH-pay-TV-service concession holders must carry over-the-air TV signals broadcast in at least 50% of the Mexican territory; (iii) Restrictions: concession holders or economic agents that meet the “preponderant economic agent” (“agente economico preponderante”) criteria (as discussed below) and/or are declared with substantial market power in telecommunications or broadcasting markets, will not benefit from the free-of-charge provision with respect to the contents or the broadcasting of over-the-air TV signals and will have to agree on the terms and conditions, including the rates to be paid. The condition to provide free of charge such “must offer” and “must carry” obligations will cease when IFETEL declares that competitive conditions have been achieved in the telecommunications and broadcasting (television and radio) markets. Failure to reach agreement on price for license of over-the-air TV signals will be resolved by IFETEL.

Within 180 calendar days from the date of the establishment of IFETEL and its members having taken office, and without the need of further implementing legislation, IFETEL will have to (i) determine if there are any “preponderant economic agents” (“agentes economicos preponderantes”) in the telecommunications and broadcasting (television and radio) industries (this determination is independent from the current declaration of a “dominant carrier” or a “substantial market power agent”); a “preponderant” (“preponderante”) economic agent means any economic agent in the national broadcasting (television and radio) and/or telecommunications services that has, directly or indirectly, more than 50% of the national market share in such services, calculated based on the number of users, subscribers, audience, or installed capacity or usage according to the data available to IFETEL; and (ii) impose measures on such preponderant economic agents (“agentes economicos preponderantes”) to prevent harm to competition and consumers. Among other things, IFETEL may impose measures related to information, service offerings and quality of services, exclusive arrangements, end-user equipment, and asymmetric regulation in tariffs and network infrastructure, including local loop unbundling, accounting, functional or structural separation of such agents.

The Telecom and Antitrust Bill calls for the National Development Plan (Plan Nacional de Desarrollo) to include a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government.

Mexico’s transition to digital television is currently scheduled to be completed in December 2015. By the completion date, frequencies released as a consequence of such digitalization will be transferred back to the Mexican State.

See “Key Information — Risk Factors Related to Mexico — The Recent Constitutional Bill Being Debated at the Mexican Federal Congress, if Approved, May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition”.

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2012.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V.(4)(5)	Mexico	100.0%
Consorcio Nekeas, S.A. de C.V.(2)(3)	Mexico	100.0%
CVQ Espectáculos, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(5)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V.(3)(6)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(7)	Mexico	100.0%
Factum Más, S.A. de C.V.(3) (8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V.(3)(8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V.(3)(8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V.(11)	Mexico	100.0%
G-Televisa-D, S.A. de C.V.(12)	Mexico	100.0%
Televisa, S.A. de C.V.(13)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)	Mexico	100.0%
Televisa México Ltd.(14)	Switzerland	100.0%
Multimedia Telecom, S.A. de C.V. (14)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2)(3)(15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2)(3)(16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.
(2)	One of five direct subsidiaries through which we conduct the operations of our Other Businesses segment.
(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.
(4)	Direct subsidiary through which we own 50.0% of the capital stock of GSF.
(5)	One of two direct subsidiaries through which we own equity interests in and conduct the operations of our Cable and Telecom segment.
(6)	One of the indirect subsidiaries through which we conduct the operations of our Cable and Telecom segment.
(7)	Direct subsidiary through which we conduct the operations of our Publishing segment.
(8)	One of three subsidiaries through which we own our equity interest in Innova.
(9)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.
(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.
(11)	Direct subsidiary through which we conduct the operations of our Content segment.
(12)	Indirect subsidiary through which we conduct certain operations of our Content segment.
(13)	Indirect subsidiary through which we conduct the operations of our Content segment.
(14)	Direct and indirect subsidiaries through which we own 8.0% of the capital stock of BMP and maintain our investment in 1.5% Convertible Debentures issued by BMP.
(15)	Direct subsidiary through which we conduct the operations of our Radio business.
(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, 3 studios in Santa Fe and 1 studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 43 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 105,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.4 million square feet of space, of which over 3.7 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 481,926 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location

Television and news activities
Owned properties	2	Buenos Aires, Argentina(1)
		San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)

Publishing activities
Owned properties	8	Miami, Florida(1)
		Santiago, Chile(1)
		Quito, Ecuador(1)
		Guayaquil, Ecuador(1)
		Caracas, Venezuela (1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)

Leased properties	8	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		Quito, Ecuador(1)
		San Juan, Puerto Rico(1)

Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)
Leased properties	68	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(1)
		Panamá, Panamá(2)
		Santiago, Chile (47)
		Barranquilla, Colombia(1)
		Bogota, Colombia(4)
		Cali, Colombia(3)
		Cartagena, Colombia(1)
		Medellín, Colombia(1)
		Pompayan, Colombia(1)
		Santa Martha, Colombia(1)
		Lima, Peru(3)

DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	8	San Antonio, Texas(3)
		Dallas, Texas(2)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas(1)

Satellites. We currently use transponder capacity on eight satellites: Satmex V, which reaches Mexico, the United States, Latin America, except Brazil, and the Caribbean; Solidaridad II, which reaches only Mexico; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the U.S. and Canada; AMC-9, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; and IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

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

In February 2007, Intelsat renamed some of its satellite fleet acquired with its 2006 merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Sky and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite was manufactured by Orbital Sciences Corporation and was successfully launched in February 2010 and started operations in April 2010.

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the same transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex V until January 31, 2015. The new contract includes the full service migration to the new satellite, Satmex 8, which is scheduled to start operations in the third quarter of 2013.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one.

With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by Intelsat, Satmex and SES, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.

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

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Bank and Securities Commission, for listed companies in Mexico, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by Consejo Mexicano de Normas de Información Financiera, or the Mexican Financial Reporting Standards Board (“CINIF”), and began using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes.

Our consolidated financial statements as of December 31, 2012 and 2011 and January 1, 2011 (the date of our transition to IFRS), and for the years ended December 31, 2012 and 2011, are presented in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial statements were previously reported in accordance with Mexican FRS. See Note 27 to our consolidated year-end financial statements.

	Year Ended December 31,
	2012		2011
	(Millions of Pesos)(1)
Net sales	Ps.	69,290.4	Ps.	62,581.5
Cost of sales		36,795.9		33,486.0
Selling expenses		6,251.7		5,500.6
Administrative expenses		7,452.8		6,727.6
Other expense, net		650.4		593.6
Operating income		18,139.6		16,273.7
Finance expense, net		3,350.5		4,641.0
Share of losses of jointly controlled entities and associates, net		666.6		449.3
Income taxes		4,053.4		3,226.1
Net income		10,069.1		7,957.3
Net income attributable to non-controlling interests		1,308.5		1,291.4
Net income attributable to stockholders of the Company	Ps.	8,760.6	Ps.	6,665.9

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2012 and 2011 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2012 and 2011 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2012		2011
	(Millions of Pesos) (1)
Net sales	Ps.	69,290.4	Ps.	62,581.5
Cost of sales(2)		30,645.4		28,132.7
Selling expenses(2)		5,632.1		4,972.8
Administrative expenses(2)		4,599.4		4,104.6
Operating segment income		28,413.5		25,371.4
Corporate expenses		1,149.3		1,142.5
Depreciation and amortization		8,474.2		7,361.6
Other expense, net		650.4		593.6
Operating income	Ps.	18,139.6	Ps.	16,273.7

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2012 and 2011 included in this annual report due to differences in rounding.
(2)	Excluding corporate expenses and depreciation and amortization.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2012	2011
Segment Net Sales
Content	46.6%	48.1%
Publishing	4.9	5.0
Sky	20.5	19.5
Cable and Telecom	22.0	21.4
Other Businesses	6.0	6.0

Total segment net sales	100.0%	100.0%
Intersegment operations	(1.8)	(1.9)

Total consolidated net sales	98.2%	98.1%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2012	2011
Net Sales
Cost of sales(2)	44.2%	45.0%
Selling expenses(2)	8.1	7.9
Administrative expenses(2)	8.3	8.4
Depreciation and amortization	12.2	11.8
Other expense, net	1.0	0.9
Consolidated operating income	26.2	26.0

Total consolidated net sales	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income (loss) of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2012 and 2011. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. We currently classify our operations into five business segments: Content, Publishing, Sky, Cable and Telecom, and Other Businesses.

	Year Ended December 31,
	2012		2011
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps.	32,884.1	Ps.	30,685.6
Publishing		3,453.0		3,191.8
Sky		14,465.3		12,479.2
Cable and Telecom		15,570.4		13,635.4
Other Businesses		4,211.3		3,825.2

Total Segment Net Sales		70,584.1		63,817.2
Intersegment Operations		(1,293.7)		(1,235.7)

Total Consolidated Net Sales	Ps.	69,290.4	Ps.	62,581.5

Operating Segment Income (Loss)
Content	Ps.	15,411.1	Ps.	14,480.7
Publishing		447.6		454.7
Sky		6,558.0		5,789.8
Cable and Telecom		5,812.8		4,778.6
Other Businesses		184.0		(132.4)

Total Operating Segment Income(2)		28,413.5		25,371.4
Corporate Expenses(2)		(1,149.3)		(1,142.5)
Depreciation and Amortization(2)		(8,474.2)		(7,361.6)
Other expense, net		(650.4)		(593.6)

Total Consolidated Operating Income(3)	Ps.	18,139.6	Ps.	16,273.7

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	The total operating segment income data set forth in this annual report do not include corporate expenses or depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.
(3)	Total consolidated operating income reflects corporate expenses, depreciation and amortization, and other expense, net, in the periods presented. See Note 25 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2012 and 2011, we recognized 28.6% and 29.2%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011

Total Segment Results

Net Sales

Net sales increased by Ps.6,708.9 million, or 10.7%, to Ps.69,290.4 million for the year ended December 31, 2012 from Ps.62,581.5 million for the year ended December 31, 2011. While all of our segments recorded revenue increases, the increase in consolidated net sales was principally attributable to strong revenue growth in our Content (in particular Network Subscription Revenue and Licensing and Syndication), Cable and Telecom, and Sky segments.

Cost of Sales

Cost of sales increased by Ps.2,512.7 million, or 8.9%, to Ps.30,645.4 million for the year ended December 31, 2012 from Ps.28,132.7 million for the year ended December 31, 2011. This increase was due to higher costs in all of our segments, principally in our Content, Sky, and Cable and Telecom segments.

Selling Expenses

Selling expenses increased by Ps.659.3 million, or 13.3%, to Ps.5,632.1 million for the year ended December 31, 2012 from Ps.4,972.8 million for the year ended December 31, 2011. This increase was attributable to higher selling expenses in our Cable and Telecom, Sky, Publishing and Content segments. These increases were partially offset by a decrease in selling expenses in our Other Businesses segment.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.501.6 million, or 9.6%, to Ps.5,748.7 million for the year ended December 31, 2012 from Ps.5,247.1 million for the year ended December 31, 2011. The growth reflects increased administrative expenses in all of our segments, principally in our Cable and Telecom, and Sky segments. These increases were partially offset by a decrease in share-based compensation expense, that was accounted for as corporate expense, which amounted to approximately Ps.632.5 million in 2012, compared with Ps.653.2 million in 2011.

Content

At the beginning of 2012, we adjusted our segment reporting structure. Beginning with the first quarter of 2012, the results of our Television Broadcasting, Pay Television Networks and Programming Exports businesses, which were previously reported as separate segments, and the Internet business, which was previously reported as part of the Other Businesses segment, are reported as a single segment, Content. We categorize our sources of revenue in our Content segment as follows:

a)	Advertising,

b)	Network Subscription Revenue, and

c)	Licensing and Syndication.

Given the cost structure of our Content segment, operating segment income is reported as a single line item.

The Advertising revenue is derived primarily from the sale of advertising time on our television broadcast operations, which include the production of television programming and nationwide broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and in our internet business, and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with our networks.

The Network Subscription revenue is derived from domestic and international programming services provided to independent cable television systems in Mexico and our direct-to-home (“DTH”) satellite and cable television businesses. These programming services for cable and pay-per-view television companies are provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by us and programming produced by third parties.

The Licensing and Syndication revenue is derived from international program licensing and syndication fees. Our television programming is licensed and syndicated to customers abroad, including Univision.

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2012 with 2011:

	Year Ended December 31,
	2012		2011		Change
	(Millions of Pesos)				(%)
Net Sales:	Ps.	32,884.1	Ps.	30,685.6	7.2%
Advertising		23,935.9		23,206.1	3.1
Network Subscription Revenue		3,189.2		2,590.8	23.1
Licensing and Syndication		5,759.0		4,888.7	17.8
Operating Segment Income	Ps.	15,411.1	Ps.	14,480.7	6.4%

Content net sales, representing 46.6% and 48.1% of our total segment net sales for the years ended December 31, 2012 and 2011, respectively, increased by Ps.2,198.5 million, or 7.2%, to Ps.32,884.1 million for the year ended December 31, 2012 from Ps.30,685.6 million for the year ended December 31, 2011.

Advertising revenue increased by 3.1%. These results reflect higher advertising revenues, in particular in our pay-TV platforms, which were partially offset by the effects of the electoral period during the second quarter of 2012, when we were required under Mexican law to transmit – free of charge – promotional spots for the various candidates across all of our networks. See “Information on the Company — Business Overview — Business Strategy — Maintaining our Leading Position in the Mexican Television Market — Advertising Sales Plan”.

Network Subscription Revenue grew by 23.1% mainly as a result of the sustained addition of pay-TV subscribers in Mexico and, to a lesser extent, in other countries. We closed 2012 with 33.2 million subscribers carrying an average of 5.9 networks compared with 29.6 million subscribers carrying an average of 5.5 networks at the end of 2011. These results also include a positive translation effect on foreign-currency-denominated sales.

The increase in Licensing and Syndication revenue of 17.8% is attributable to (i) an increase in royalties from Univision, from U.S.$224.9 million in 2011 to U.S.$247.6 million in 2012; (ii) an increase in sales to the rest of the world, principally in Latin America; and (iii) a positive translation effect on foreign-currency-denominated revenues in the amount of Ps.180.8 million.

Content operating segment income increased by Ps.930.4 million, or 6.4%, to Ps.15,411.1 million for the year ended December 31, 2012 from Ps.14,480.7 million for the year ended December 31, 2011. These results reflect higher revenues which were partially offset by (i) the increase in production costs due to the coverage of the 2012 Olympics and the amortization expenses related to movies and TV series; (ii) a negative translation effect on foreign-currency-denominated costs and expenses; and (iii) an increase in operating expenses related to higher employee costs and agency commissions.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged the lowest rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we currently use IBOPE’s measurements only as a point of reference to analyze trends. No IBOPE statistical data in respect of periods after June 16, 2012 is or will be included in our public reports until this is resolved. In the meantime, we are billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis.

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

During 2012 and 2011, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,096 hours of advertising time in 2012 and 1,289 hours in 2011. During sign-on to sign-off hours, we sold 2,394 hours of advertising time in 2012 and 2,723 hours in 2011. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2012 and 2011, we had received Ps.18,153.1 million and Ps.18,026.5 million, respectively, of advertising deposits for television advertising time during 2013 and 2012, respectively, representing approximately U.S.$1,412.7 million and U.S.$1,289.6 million, respectively, at the applicable year-end exchange rates. Approximately 62.9% and 63.9% of these deposits as of December 31, 2012 and 2011, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2012 and 2011 was 4.6 months for both years.

Publishing

Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.

Publishing net sales, representing 4.9% and 5.0% of our total segment net sales for the years ended December 31, 2012 and 2011, respectively, increased by Ps.261.2 million, or 8.2%, to Ps.3,453.0 million for the year ended December 31, 2012 from Ps.3,191.8 million for the year ended December 31, 2011. This increase reflects (i) the increase in circulation and advertising revenue in Mexico and abroad; and (ii) a positive translation effect on foreign-currency-denominated sales. In 2012, Mexico-derived revenues represented 38.7% of Publishing net sales compared with 40.8% in 2011.

Publishing operating segment income decreased by Ps.7.1 million, or 1.6%, to Ps.447.6 million for the year ended December 31, 2012 from Ps.454.7 million for the year ended December 31, 2011. This decrease reflects higher editorial, paper and printing costs, an increase in personnel and promotion expenses (driven by the launch of new titles), an increase in the provision for doubtful trade accounts and a negative translation effect on foreign-currency-denominated costs and expenses. This was partially offset by the increase in Publishing net sales.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 20.5% and 19.5% of our total segment net sales for the years ended December 31, 2012 and 2011, respectively, increased by Ps.1,986.1 million, or 15.9%, to Ps.14,465.3 million for the year ended December 31, 2012 from Ps.12,479.2 million for the year ended December 31, 2011. This increase was driven by significant growth in the subscriber base of more than 1.1 million subscribers, which is mainly attributable to the continued success of Sky’s low-cost offerings, and an increase in pay-per-view revenues. As of December 31, 2012, the number of net active subscribers increased to 5,153,445 (including 164,669 commercial subscribers), compared with 4,008,374 (including 157,646 commercial subscribers) as of December 31, 2011. Sky closed 2012 with 182,415 subscribers in Central America and the Dominican Republic, compared with 159,393 subscribers at the end of 2011.

Sky operating segment income increased by Ps.768.2 million, or 13.3%, to Ps.6,558.0 million for the year ended December 31, 2012 from Ps.5,789.8 million for the year ended December 31, 2011. These results reflect an increase in Sky net sales, which was partially offset by higher costs and expenses resulting from the growth of the subscriber base, mainly in the lower-cost packages.

Cable and Telecom

Cable and Telecom net sales are derived from the provision of cable television and telecommunication services, as well as advertising sales. Net sales relating to cable television services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. The telecommunications business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales relating to cable television advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás and TVI. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Cable subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable and Telecom net sales, representing 22.0% and 21.4% of our total segment net sales for the years ended December 31, 2012 and 2011, respectively, increased by Ps.1,935.0 million, or 14.2%, to Ps.15,570.4 million for the year ended December 31, 2012 from Ps.13,635.4 million for the year ended December 31, 2011. This increase was primarily due to the combined results of Cablevisión, Cablemás and TVI, which in the aggregate added 469,880 revenue generating units (RGUs) during 2012 as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, growing 16.1% and 22.5%, respectively, compared with 2011, while video RGUs increased by 5.8%.

Cable and Telecom operating segment income increased by Ps.1,034.2 million, or 21.6%, to Ps.5,812.8 million for the year ended December 31, 2012 from Ps.4,778.6 million for the year ended December 31, 2011. These results reflect continued growth in each of Cablevisión, Cablemás and TVI, and improved operating margins at Bestel. These favorable factors were partially offset by an increase in personnel costs and advertising spending during the year.

The following table sets forth the breakdown of RGUs as of December 31, 2011 and 2012:

	Cablevisión		Cablemás		TVI
	2012	2011	2012	2011	2012	2011
Video	787,054	727,235	1,147,007	1,085,173	374,733	370,411
Broadband (data)	509,137	408,408	567,247	466,827	229,720	191,406
Voice	318,927	251,340	302,197	266,160	133,178	132,360
RGUs	1,615,118	1,386,983	2,016,451	1,818,160	737,631	694,177

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, radio and publishing distribution.

Other Businesses net sales, representing 6.0% of our total segment net sales for both years ended December 31, 2012 and 2011, increased by Ps.386.1 million, or 10.1%, to Ps.4,211.3 million for the year ended December 31, 2012 from Ps.3,825.2 million for the year ended December 31, 2011. Businesses that performed well include feature-film distribution, radio, and gaming. The results of the gaming business were driven by the increase in promotions and the introduction of new gaming machines. The radio business benefited from an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “The Hunger Games” and “The Woman in Black”. These increases were partially offset by a decrease in net sales in our publishing distribution business, driven by the termination of operations in Chile.

Other Businesses operating segment income was Ps.184.0 million, for the year ended December 31, 2012 compared with a loss of Ps.132.4 million for the year ended December 31, 2011. This change reflects increases in the operating segment income of our radio and gaming businesses; a shift from loss to income in our feature-film distribution business; and a smaller operating segment loss in our soccer business. These positive effects were partially offset by an increase in the operating loss of our publishing distribution business.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,112.6 million, or 15.1%, to Ps.8,474.2 million for the year ended December 31, 2012 from Ps.7,361.6 million for the year ended December 31, 2011. This change primarily reflected an increase in such expense in our Cable and Telecom, Sky and Content segments.

Other Expense, Net

Other expense, net, increased by Ps.56.8 million, or 9.6%, to Ps.650.4 million for the year ended December 31, 2012, compared with Ps.593.6 million for the year ended December 31, 2011. The increase primarily reflected a higher loss on disposition of property and equipment, and an increase in other expense related to financial advisory and professional services.

Other expense, net, for the year ended December 31, 2012 included, primarily, loss on disposition of property and equipment, financial advisory and professional services, and donations.

Non-operating Results

Finance Expense, Net

Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS finance expense, net, includes:

•	interest expense;

•	interest income;

•	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and

•	other finance expense, net, including gains or losses from derivative instruments.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. Dollars. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, decreased by Ps.1,290.5 million, or 27.8%, to Ps.3,350.5 million for the year ended December 31, 2012 from Ps.4,641.0 million for the year ended December 31, 2011. This decrease reflected primarily (i) a Ps.841.0 million favorable effect resulting from a foreign exchange gain for the year ended December 31, 2012 of Ps.127.4 million compared with a foreign exchange loss for the year ended December 31, 2011 of Ps.713.6 million in connection with a 8.1% appreciation of the Peso against the U.S. Dollar on our average net U.S. Dollar unhedged liability position during 2012 compared with a 13.1% depreciation effect on our average net U.S. Dollar unhedged liability position during 2011; and (ii) a Ps.746.5 million decrease in other finance expense, net, to Ps.152.9 million in 2012 compared with Ps.899.4 million in 2011 primarily in connection with an upward adjustment in the fair value of our investment in BMP convertible debentures in 2012, which was partially offset by an unfavorable change in the fair value of our investment in GSF convertible debentures that were converted into shares of GSF in June 2012. These favorable variances were offset by a Ps.194.8 million increase in interest expense, to Ps.4,369.3 million in 2012 compared with Ps.4,174.5 million in 2011, due primarily to a higher average principal amount of total debt during 2012, and a Ps.102.2 million decrease in interest income to Ps.1,044.3 million in 2012 compared with Ps.1,146.5 million in 2011 primarily attributable to a lower average amount of cash and cash equivalents and temporary investments in 2012.

Share of Losses of Jointly Controlled Entities and Associates, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of jointly controlled entities and associates up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by jointly controlled entities and associates.

Share of losses of jointly controlled entities and associates, net, increased by Ps.217.3 million, or 48.4%, to Ps.666.6 million in 2012 from Ps.449.3 million in 2011. This increase mainly reflected our share of loss of GSF, the parent company of Iusacell, in which we hold a 50.0% joint interest since June 2012, which was partially offset by the absence in 2012 of share of loss of La Sexta, a free-to-air television channel in Spain, in connection with the exchange of our 40.8% interest in La Sexta for a 14.5% participation in Imagina in first quarter of 2012. Imagina is a significant provider of content and audiovisual services for the media and entertainment industry in Spain, and our investment in this company was recognized as an equity financial instrument.

Income Taxes

Income taxes increased by Ps.827.3 million, or 25.6%, to Ps.4,053.4 million in 2012 compared with Ps.3,226.1 million in 2011. This increase primarily reflected a higher income tax base.

We are authorized by the Mexican tax authorities to compute our income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.

The Mexican corporate income tax rate was 30% in each of the years 2011 and 2012.

The Flat Rate Business Tax (Impuesto Empresarial a Tasa Única or “IETU”) became effective in Mexico as of January 1, 2008. This flat tax replaced Mexico’s asset tax and is applied along with Mexico’s regular income tax. In general, Mexican companies are required to pay the greater of the IETU or the regular income tax. The IETU is calculated by applying a tax rate of 17.5%. Although the IETU is defined as a minimum tax it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2012, we expect to pay primarily the regular income tax in the near future on a tax consolidated basis.

In December 2009, the Mexican government enacted certain amendments to the Mexican Income Tax Law that became effective as of January 1, 2010. These amendments included: (i) the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; and (ii) the payment of this income tax has to be made in installments of 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year. See “Risk Factors — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interest reflects the portion of operating results attributable to the interests held by third parties in those of our businesses that are not wholly-owned by us, including our Cable and Telecom and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests increased by Ps.17.1 million, or 1.3%, to Ps.1,308.5 million in 2012, compared with Ps.1,291.4 million in 2011. This increase primarily reflected a higher portion of net income attributable to non-controlling interests in our Cable and Telecom segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.8,760.6 million in 2012, as compared to Ps.6,665.9 million in 2011. The net increase of Ps.2,094.7 million reflected:

•	a Ps.1,865.9 million increase in operating income; and

•	a Ps.1,290.5 million decrease in finance expense, net.

These changes were partially offset by:

•	a Ps.217.3 million increase in share of losses of jointly controlled entities and associates, net;

•	a Ps.827.3 million increase in income taxes; and

•	a Ps.17.1 million increase in net income attributable to non-controlling interests.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso devalued or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2012	2011
Devaluation (appreciation) of the Peso as compared to the U.S. Dollar(1)	(8.1%)	13.1%
Mexican inflation rate(2)	3.6	3.8
U.S. inflation rate	1.7	2.9
Increase in Mexican GDP(3)	3.9	3.9

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.12.3576 per U.S. Dollar as of December 31, 2010; Ps.13.9785 per U.S. Dollar as of December 31, 2011; and Ps.12.85 per U.S. Dollar as of December 31, 2012.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 99.7 in 2010; 103.5 in 2011; and 107.2 in 2012.
(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2012, as estimated by INEGI.

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

•

Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2012 and 2011:

	Year Ended December 31,
	2012		2011
	(Millions of U.S. Dollars)
Revenues	U.S.$	887	U.S.$	836
Operating costs and expenses		592		626

On a consolidated basis, in 2012 and 2011, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain vulnerable to future devaluation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

•

Finance Expense, Net. The devaluation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchange losses, derivatives used to hedge foreign exchange risk and increased interest expense increase our finance expense, net.

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

International Financial Reporting Standards

In the first quarter of 2009, the CNBV issued regulations for listed companies in Mexico requiring the adoption of IFRS as issued by the IASB to report comparative financial information for periods beginning no later than January 1, 2012. We started reporting our consolidated financial statements in accordance with IFRS in the first quarter of 2012.

Beginning on January 1, 2012, we discontinued using Mexican FRS and adopted IFRS as issued by the IASB for financial reporting purposes. Accordingly, our consolidated financial statements as of December 31, 2012, and for the year ending on that date, are presented on a comparative basis in accordance with IFRS. Mexican FRS differs in certain respects from IFRS. Information relating to the nature and effect of certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in our consolidated stockholders’ equity as of January 1, 2011, the transition date, and December 31, 2011, is presented in Note 23 to our consolidated year-end financial statements.

New and Amended IFRS not yet Effective

As described in Notes 2(a) and 27 to our consolidated year-end financial statements, as of January 1, 2012, we adopted IFRS for the preparation of our consolidated financial statements. Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2013, as well as those that are effective for subsequent periods. We have evaluated the potential impact of these pronouncements and concluded that there is no significant impact on our consolidated financial statements in accordance with IFRS.

Effective for Annual
New or Amended Standard	Content	Periods Beginning On or After
IAS 1 (amended in 2011)	Presentation of items of other comprehensive income	July 1, 2012
IAS 19 (amended in 2011)	Employee benefits	January 1, 2013
IAS 27 (amended in 2011)	Separate financial statements	January 1, 2013
IAS 28 (amended in 2011)	Associates and joint ventures	January 1, 2013
IFRS 7 (amended in 2011)	Disclosure-Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Annual improvements	2009-2011 Cycle	January 1, 2013
Annual improvements	2010-2012 Cycle	January 1, 2014

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) requires entities to group items presented in other comprehensive income (“OCI”) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IAS 19 Employee Benefits (as amended in 2011) eliminates the corridor approach for the recognition of actuarial gains or losses, and requires the calculation of finance costs on a net funding basis.

IAS 27 Separate Financial Statements (as amended in 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7), was issued in December 2011. These amendments require entities to disclose information so that users of its financial statements are able to evaluate the effect of potential effect of netting arrangements and similar agreements on the entity’s financial position.

IFRS 9 Financial Instruments was issued in November 2009, as the first phase in a project to replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification and measurement of financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. In October 2010 sections were added to IFRS 9 addressing financial liabilities. The de-recognition requirements in IAS 39 were also transferred to IFRS 9. The amendments to IFRS 9 and IFRS 7 (Mandatory Effective Date and Transition Disclosures) were issued in December 2011. These amendments to IFRS 9 modify the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied.

IFRS 10 Consolidated Financial Statements replaces IAS 27 and SIC 12 and establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11 Joint Arrangements focuses on the rights and obligations of the arrangement rather than its legal form. It specifies that there are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is not longer allowed.

IFRS 12 Disclosures of Interests in Other Entities includes the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

Annual Improvements 2009-2011 Cycle and Annual Improvements 2010-2012 Cycle were published in May 2012 and first quarter 2013, respectively, and set out amendments to certain IFRS. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS. The IFRS amended and the topics addressed by these amendments are as follows:

Annual Improvements 2009-2011 Cycle	Subject of Amendment
IFRS 1 First-time Adoption of IFRS	Repeated application of IFRS 1 and borrowing costs
IAS 1 Presentation of Financial Statements	Clarification of the requirements for comparative information
IAS 16 Property, Plant and Equipment	Classification of servicing equipment
IAS 32 Financial Instruments: Presentation	Tax effect of distribution to holders of equity instruments
IAS 34 Interim Financial Reporting	Interim segment information for total assets and liabilities

Annual Improvements 2010-2012 Cycle	Subject of Amendment
IFRS 2 Share-based Payment	Definition of “vesting condition”
IFRS 3 Business Combinations	Accounting for a contingent consideration
IFRS 8 Operating Segments	Aggregation of operating segments; and reconciliation of the total of the reportable segments’ assets to the entity’s assets
IFRS 13 Fair Value Measurement	Short-term receivables and payables
IAS 1 Presentation of Financial Statements	Current/non-current classification of liabilities
IAS 7 Statement of Cash Flows	Interest paid that is capitalized
IAS 12 Income Taxes	Recognition of deferred tax assets for unrealized losses
IAS 16 Property, Plant and Equipment	Revaluation method – proportionate restatement of
accumulated depreciation
IAS 38 Intangible Assets
IAS 24 Related Party Disclosures	Key management personnel
IAS 36 Impairment of Assets	Harmonization of disclosures for value in use and fair value less costs of disposal

Critical Accounting Policies

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, equity investments, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, and fair value measurements. For a full description of these and other accounting policies, see Notes 2 and 27 to our consolidated year-end financial statements.

Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2(g) to our consolidated year-end financial statements).

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

Equity Investments. Some of our investments are structured as equity investments (see Notes 2(c) and 10 to our consolidated year-end financial statements). As a result, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as share of income (losses) of jointly controlled entities and associates in the consolidated income statement (see Note 10 to our consolidated year-end financial statements).

In the past, we have made significant capital contributions and loans to our joint ventures and associates, and we may in the future make additional capital contributions and loans to at least some of our joint ventures and associates. In the past, these ventures have generated, and they may continue to generate, operating losses and negative cash flows as they continue to build and expand their respective businesses.

We periodically evaluate our investments in these joint ventures and associates for impairment, taking into consideration the performance of these businesses as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, we evaluate whether any declines in value are other than temporary. We have taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, there can be no assurance that our future evaluations will not result in recognizing additional impairment charges for these investments.

Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans and guarantees we have provided to these joint ventures and associates, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year and, accordingly, we periodically evaluate whether to continue to account for our various investments under the equity method.

Goodwill and Other Indefinite-lived Intangible Assets. Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of (i) the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and (ii) the fair value less cost to sell.

The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash generating unit.

We did not record any goodwill impairments in 2012 and 2011.

Long-lived Assets. We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2(l), 12 and 21 to our consolidated year-end financial statements). We have not recorded any significant impairment charges over the past few years.

Deferred Income Taxes. We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income and ongoing prudent and feasible tax planning strategies. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Financial Assets and Liabilities Measured at Fair Value. We have a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, we use those prices as the fair value estimate. To the extent such quoted market prices do not exist, management uses other means to determine fair value.

Financial assets and liabilities measured at fair value as of December 31, 2012 and 2011 (in thousands of Pesos):

	Balance as of December 31, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,317,296	Ps.	2,844,386	Ps.	2,472,910	Ps.	—
Available-for-sale investments:
Open ended fund		2,986,933		—		2,986,933		—
Convertible Debentures due 2025		6,990,427		—		—		6,990,427
Embedded derivative BMP		9,611,873		—		—		9,611,873
Shares of Common Stock of Imagina		867,581		—		—		867,581
Derivative financial instruments		15,000		—		15,000		—

Total	Ps.	25,789,110	Ps.	2,844,386	Ps.	5,474,843	Ps.	17,469,881

Liabilities:
Derivative financial instruments	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

Total	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,422,563	Ps.	2,735,124	Ps.	2,687,439	Ps.	—
Available-for-sale investments:
Open ended fund		2,812,200		—		2,812,200		—
Convertible Debentures due 2025		6,248,364		—		—		6,248,364
Embedded derivative BMP		9,519,384		—		—		9,519,384
GSF Convertible Debentures		19,909,099		—		—		19,909,099
Derivative financial instruments		145,009		—		145,009		—

Total	Ps.	44,056,619	Ps.	2,735,124	Ps.	5,644,648	Ps.	35,676,847

Liabilities:
Derivative financial instruments	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

Total	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2012.

	Financial Assets
Balance at beginning of year	Ps.	35,676,847
Reclassification as an investment in jointly controlled entities and associates		(19,909,099)
Included in finance (expense) income		(367,937)
Included in other comprehensive income		1,415,437
Shares of Common Stock of Imagina		654,633

Balance at the end of year	Ps.	17,469,881

Temporary Investments

Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the balance sheet date, stock, or a combination thereof, and other financial instruments denominated principally in U.S. Dollars and Pesos (see Notes 2(f) and 6 to our consolidated year-end financial statements).

Temporary investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include mostly fixed short-term deposits, equities and corporate fixed income securities denominated in U.S. Dollars and Pesos. Such instruments are classified in Level 1 or Level 2 depending on the observability of the significant inputs.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. Such instruments are classified in Level 2.

Available-for-Sale Investments

Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

Available-for-sale investments are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3 depending on the observability of the significant inputs.

Open ended fund

We have an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the net asset value per share as of the redemption date (see Notes 4 and 9 to our consolidated year-end financial statements).

BMP Convertible Debentures due 2025

On December 20, 2010, we made a cash investment in 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at our option into BMP shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions (see Notes 3, 4 and 9 to our consolidated year-end financial statements).

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

GSF Unsecured Convertible Debentures

On April 7, 2011, we reached an agreement with GSF, the controlling company of Iusacell, under which we made an investment of U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF (see Note 3 to our consolidated year-end financial statements).

We determined the fair value of the Convertible Debentures using the expected present value valuation methodology based on post-tax discontinued cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 13% to 15%, among others. Our estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures are classified in level 3.

Derivative Financial Instrument

Derivative financial instruments include swaps, forwards and options (see Notes 2(v), 4 and 14 to our consolidated year-end financial statements).

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of our non-financial instruments, which include goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its fair value.

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2012 and 2011, we had received Ps.18,153.1 million and Ps.18,026.5 million, respectively, of advertising deposits for television advertising during 2013 and 2012, respectively, representing U.S.$1.4 billion and U.S.$1.3 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2012, represented a 0.7% increase, as compared to year-end 2011. Approximately 62.9% and 63.9% of the advance payment deposits as of December 31, 2012 and 2011, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2012 and 2011, was 4.6 months for both years.

During the year ended December 31, 2012, we had a net increase in cash and cash equivalents of Ps.2,787.4 million, as compared to a net decrease in cash and cash equivalents of Ps.4,666.6 million during the year ended December 31, 2011.

Net cash provided by operating activities for the year ended December 31, 2012, amounted to Ps.22,556.1 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.8,474.2 million; net unrealized foreign exchange gain of Ps.540.3 million; interest expense of Ps.4,369.3 million; other depreciation and amortization of Ps.221.2 million; and equity in losses of affiliates of Ps.666.6 million. Income taxes paid for the year ended December 31, 2012 amounted to Ps.4,535.1 million.

Net cash used for investing activities for the year ended December 31, 2012, amounted to Ps.12,167.4 million, and was primarily used for investments in property, plant and equipment of Ps.11,428.2 million; held-to-maturity and available-for-sale investments of Ps.275.0 million; equity method and other investments of Ps.452.0 million; and investments in goodwill and other intangible assets of Ps.822.0 million; which effect was partially offset by cash provided by temporary investments of Ps.170.4 million; a disposition of held-to-maturity and available-for-sale investments of Ps.308.6 million; disposition of property, plant and equipment of Ps.336.3 million; and disposition of equity method and other investments of Ps.12.8 million.

Net cash used for financing activities for the year ended December 31, 2012, amounted to Ps.7,547.8 million, and was primarily used for dividends and repurchase of capital stock of Ps.1,002.7 million; interest paid of Ps.4,355.9 million; prepayment and repayment of debt and lease payments of Ps.1,665.2 million; derivative financial instruments of Ps.90.5 million; and dividends to non-controlling interest of Ps.673.0 million; which effect was partially offset by cash provided by the credit agreements with certain Mexican banks in the amount of Ps.239.4 million.

We expect to fund our operating cash needs during 2013, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2013 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2013 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

Net cash provided by operating activities for the year ended December 31, 2011, amounted to Ps.23,003.6 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.7,361.6 million; net unrealized foreign exchange loss of Ps.1,194.9 million; interest expense of Ps.4,173.8 million; impairment of long-lived assets and other amortization of Ps.276.4 million; and equity in losses of affiliates of Ps.449.3 million. Income taxes paid for the year ended December 31, 2011 amounted to Ps.3,622.6 million.

Net cash used for investing activities for the year ended December 31, 2011, amounted to Ps.25,232.3 million, and was primarily used for investments in property, plant and equipment of Ps.9,668.5 million; held-to-maturity and available-for-sale investments of Ps.313.9 million; equity method and other investments of Ps.1,907.5 million; investments in convertible debentures of Ps.19,229.0 million; and investments in goodwill and other intangible assets of Ps.464.2 million; which effect was partially offset by cash provided by temporary investments of Ps.5,238.4 million; a disposition of property, plant and equipment of Ps.530.0 million; and disposition of equity method and other investments of Ps.66.3 million.

Net cash used for financing activities for the year ended December 31, 2011, amounted to Ps.2,543.1 million, and was primarily used for dividends and repurchase of capital stock of Ps.1,035.6 million; interest paid of Ps.4,067.2 million; prepayment and repayment of debt and lease payments of Ps.4,341.6 million; derivative financial instruments of Ps.149.5 million; and dividends to non-controlling interest of Ps.2,649.2 million; which effect was partially offset by cash provided by the credit agreements with certain Mexican banks in the amount of Ps.9,700.0 million.

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2013, we:

•

expect to make aggregate capital expenditures for property, plant and equipment totaling U.S.$1,000 million, of which U.S.$565 million and U.S.$300 million are for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$135 million is for our Content segment and other segments;

•	have made investments of U.S.$20.4 million in equity of GSF, the parent company of Iusacell, in connection with our 50% interest in this jointly controlled entity; and

•	have agreed to provide financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.46 million (U.S.$3.6 million).

During 2012, we:

•

made aggregate capital expenditures for property, plant and equipment totaling U.S.$881.1 million, of which U.S.$455.4 million and U.S.$292.1 million were for the expansion and improvements of our Cable and Telecom and Sky segments, respectively, and the remaining U.S.$133.6 million was for our Content segment and other segments;

•

recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment;

•	provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.103.0 million (U.S.$7.8 million);

•	made investments of U.S.$22.5 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 7.1% to 8.0%; and

•	made other investments in the aggregate principal amount of U.S.$5.7 million.

During 2011, we:

•

made aggregate capital expenditures for property, plant and equipment totaling U.S.$791 million, of which U.S.$406.1 million, U.S.$241.6 million and U.S.$13.8 million were for the expansion and improvements of our Cable and Telecom and Sky segments and our Gaming business, respectively, and U.S.$129.5 million for our Content segment and other businesses;

•	made investments of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5.0% to 7.1%;

•	made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$6.6 million (Ps.87.0 million);

•

made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in mandatorily convertible debentures of GSF, the parent company of Iusacell. In June 2012, these debentures were converted into common stock of GSF, as a result of which our equity participation in GSF is 50% (see “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”); and

•	made other fixed investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million).

Refinancings. In March 2011, we entered into long-term credit agreements with four Mexican Banks for an aggregate principal amount of Ps.8,600 million, with maturities between 2016 and 2021. We used the net proceeds for general corporate purposes.

Indebtedness. As of December 31, 2012, our consolidated long-term portion of debt amounted to Ps.52,616.4 million and our consolidated current portion of debt was Ps.375.0 million. As of December 31, 2011, our consolidated long-term portion of debt amounted to Ps.54,794.9 million and our consolidated current portion of debt was Ps.1,169.9 million. As of January 1, 2011, our consolidated long-term portion of debt amounted to Ps.45,579.7 million, and our consolidated current portion of debt was Ps.1,468.5 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2012, 2011 and January 1, 2011, in the aggregate amount of Ps.798.0 million Ps.862.2 million and Ps.916.6 million, respectively. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness. The following table sets forth a description of our net outstanding indebtedness as of December 31, 2012, on a historical, actual basis (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2012 Actual	Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	6,388.6	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	3,821.0	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	7,240.7	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,482.3	8.49%	Pesos	2037
6.625% Senior Notes(2)	7,538.6	6.625%	U.S. Dollars	2040
7.38% Notes(3)	9,944.7	7.38%	Pesos	2020
Santander Serfín loan (4)	1,997.4	8.12%	Pesos	2016
BBVA Bancomer loan(4)	2,496.8	8.095%	Pesos	2016
Banamex loan(4)	1,596.8	9.0725%	Pesos	2021
HSBC loan(4)	2,495.1	5.9800%	Pesos	2018
Santander Serfin loan (5)	1,400.0	5.027%	Pesos	2016
Banamex loan (5)	2,100.0	8.74%	Pesos	2016
Banco Mercantil del Norte loan (6)	1,300.0	6.74%	Pesos	2016
Other debt (6)	189.4	7.29%	Pesos	2013

Total debt	52,991.4	—	—	13.2	(7)
Less: Short-term debt and current maturities of long- term debt	375.0	—	Various	2013

Total long-term debt	52,616.4

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.12.8500 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2012.

(2)	These Senior Notes due 2018, 2025, 2032, 2037 and 2040, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500 million and U.S.$600 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037 and 2040, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93% and 6.97% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037 and 2040, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032 and 2040 were priced at 99.280%, 99.431% and 98.319%, respectively, for a yield to maturity of 6.097%, 8.553% and 6.755%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission.
(3)	In October 2010, the Company issued 7.38% Notes (Certificados Bursátiles) due 2020 through the Mexican Stock Exchange in the aggregate principal amount of Ps.10,000 million. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in Television Broadcasting, Pay Television Networks and Programming Exports, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on spin-offs, mergers and similar transactions.
(5)	Includes two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400 million and Ps.2,100 million, each with a maturity in 2016, bearing annual interest of Tasa de Interés Interbancaria de Equilibrio, or the Mexican Interbank Interest Rate (“TIIE”), plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This long-term indebtedness of Sky is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.
(6)	Includes outstanding balances in the aggregate principal amount of Ps.1,489.4 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2013 and 2017, bearing interest at an annual rate in the range of TIIE plus 1.90% to TIIE plus 2.50%, with interest payable on a monthly basis.
(7)	Actual weighted average maturity of long-term debt as of December 31, 2012.

Interest Expense. Interest expense for the years ended December 31, 2012 and 2011 was Ps.4,369.3 million and Ps.4,174.5 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2012		2011
Interest payable in U.S. Dollars	U.S.$	141.5	U.S.$	146.7
Amounts currently payable under Mexican withholding taxes(2)		6.9		7.2

Total interest payable in U.S. Dollars	U.S.$	148.4	U.S.$	153.9

Peso equivalent of interest payable in U.S. Dollars	Ps.	1,955.0	Ps.	1,911.0
Interest payable in Pesos		2,414.3		2,263.5

Total interest expense	Ps.	4,369.3	Ps.	4,174.5

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2012 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2013 to December 31, 2013		12-36 Months January 1, 2014 to December 31, 2015		36-60 Months January 1, 2016 to December 31, 2017		Maturities Subsequent to December 31, 2017
	(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	500,000
6.625% Senior Notes due 2025		600,000		—		—		—		600,000
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		350,195		—		—		—		350,195
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
7.38% Notes due 2020		778,210		—		—		—		778,210
Santander Serfín loan due 2016		155,642		—		—		155,642		—
BBVA Bancomer loan due 2016		194,553		—		—		194,553		—
Banamex loan due 2021		124,514		—		—		24,903		99,611
HSBC loan due 2018		194,552		—		—		145,914		48,638
Santander Serfin loan due 2016		108,949		—		—		108,949		—
Banamex loan due 2016		163,424		—		—		163,424		—
Banco Mercantil del Norte loan due 2016		101,168		17,300		41,519		42,349		—
Acacia Fund loan due 2013		11,673		11,673		—		—		—
Other debt		3,066		210		864		1,992		—

Long-term debt		4,185,946		29,183		42,383		837,726		3,276,654
Accrued Interest		57,729		57,729		—		—		—
Satellite transponder obligation		321,585		9,726		28,406		32,856		250,597
Other capital lease obligations		65,275		24,458		16,654		10,355		13,808
Transmission rights(1)		214,454		106,943		61,118		27,018		19,375

Total contractual obligations	U.S.$	4,844,989	U.S.$	228,039	U.S.$	148,561	U.S.$	907,955	U.S.$	3,560,434

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2012:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2013 to December 31, 2013		12-36 Months January 1, 2014 to December 31, 2015		36-60 Months January 1, 2016 to December 31, 2017		Maturities Subsequent to December 31, 2017
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	3,614,469	U.S.$	240,681	U.S.$	591,389	U.S.$	494,936	U.S.$	2,287,463
Interest on capital lease obligations		215,969		24,401		45,823		41,210		104,535
Lease commitments(2)		168,853		24,532		39,000		34,616		70,705
Programming(3)		131,509		28,389		52,103		23,017		28,000
Transmission rights(3)		399,000		—		39,820		132,130		227,050
Capital expenditures commitments		58,881		58,881		—		—		—
Satellite transponder commitments(4)		36,670		11,580		18,404		6,686		—
Committed financing to GTAC(5)		3,580		3,580		—		—		—

Total contractual obligations	U.S.$	4,628,931	U.S.$	392,044	U.S.$	786,539	U.S.$	732,595	U.S.$	2,717,753

(1)	Interest to be paid in future years on outstanding debt as of December 31, 2012, was estimated based on contractual interest rates and exchange rates as of that date.
(2)	Reflects our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 26 to our consolidated year-end financial statements.
(3)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.
(4)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.
(5)	In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2013 in the aggregate principal amount of Ps.46.0 million (U.S.$3.6 million).

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 2, 2013 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	April 1997

Pedro Carlos Aspe Armella (07/07/50)	Co-Chairman of Evercore	Member of the Board of The McGraw-Hill Companies	April 2003

Alberto Bailléres González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autonomo de México and Associate Founder Fundación Alberto Bailleres	Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, Fomento Económico Mexicano and J.P. Morgan International Council	April 2004

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa, Member of the Board of Univision	April 1998

Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C. and Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión, Former Managing Partner of Arthur Andersen & Co.	April 2003

José Antonio Fernández Carbajal (02/15/54)	Chairman of the Board and Chief Executive Officer of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Chairman of the Board of Directors of ITESM, Vice-Chairman of the Supervisory Board of Heineken N.V., Member of the Board of Heineken Holding, Chairman of the Advisory Board of the Woodrow Wilson Center, México Institute Co. and Member of the Board of Directors of Grupo Financiero BBVA Bancomer, Industrias Peñoles, Grupo Industrial Bimbo, Controladora Vuela Compañía de Aviación, Grupo Xignux, CEMEX and Heineken Holding N.V.	April 2007

Carlos Fernández González (09/29/66)	Chief Executive Officer and Chairman of the Board of Grupo Modelo, Member of the Board and Partner of Finaccess México, Partner and Chief Executive Officer of Tenedora San Carlos	Member of the Boards of Grupo Financiero Santander and Crown Imports, LLC. Past Member of the Board of Anheuser Busch, Co.	July 2000

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México and Chairman of the Strategic Committee of the Mexican Business Council	Member of the Boards of Grupo Alfa, Grupo Carso, Grupo México, Grupo Financiero Inbursa and Mexico Fund, Director Emeritus of General Electric, Investment Company of America and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Member of the Boards of Editorial Clío Libros, y Videos and of Editorial Vuelta	Member and Chairman of the Boards of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México	Member of the Board of Grupo Financiero Banamex	April 1999

Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Chairman of Western Asset Claymore Inflation Linked Securities & Income Fund and Western Asset/Claymore Inflation Linked Opportunities Fund and Director of Pan American Silver Corp., Auto Nation, Republic Services and Fomento Económico Mexicano.	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial	April 2009

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, Dine and Grupo Kuo	Member of the Boards of Grupo Carso, Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial, former Member of the Board of Grupo Alfa	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	President of Grupo Industrial Lala, S.A. de C.V.	Chairman of the Board of Elopak, Fundación Lala, Grupo Aeromexico, Grupo Lala, Member of the Board of Banco Nacional de Mexico, Bolsa Mexicana de Valores, Casa GTH, Centro Cultural Arocena Laguna, Desarrollos Inmobiliarios GTH, Grupo Industrial Saltillo, HSBC Mexico, Hospital Infantil de Mexico “Federico Gomez”, Mexicanos Primero, Mexichem	April 2012

Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Member of the Board of Convera Corporation and Coca Cola FEMSA	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Vice President of Televisa Regional and Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	April 2000

José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Commissioner of Sport City Universidad, Club de Golf Los Encinos and Member of the Board of Directors of Grupo Pochteca, Mexichem, Banco Bx+ and Grupo Financiero Bx+	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Leopoldo Gómez González Blanco (04/06/59)	News Vice President of Grupo Televisa	Former Director of Information to the President of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand and Despacho Roberto Casas Alatriste, S.C.	July 1998

Alberto Javier Montiel Castellanos (11/22/45)	Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Former Tax Vice President of Grupo Televisa, former Tax Director of Wal-Mart de México and Member of the Board of Directors of Operadora Dos Mil and Dosfiscal Editores, Member of the Editorial Committee of Dosfiscal Editores, S.A. de C.V. and Director of Montiel Font y Associados, S.C.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

Guadalupe Phillips Margain (07/02/71)	Vice President of Finance and Risk of Grupo Televisa	Former Chief Financial Officer of Empresas Cablevisión, Member of the Board of Directors of Evercore Casa de Bolsa	April 2012

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting held on April 2, 2013 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2013 annual stockholders’ special and general meetings, which were held on April 2, 2013.

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

Meetings; Actions Requiring Board Approval. Our bylaws provide that our Board must meet at least once a quarter, and that our Chairman, 25% of the Board members, our Secretary or alternate Secretary or the Chairman of the Audit and Corporate Practices Committee may call for a Board meeting.

Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among other matters:

•	our general strategy;

•

with input from the Audit and Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions; (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; and (vi) accounting policies within IFRS;

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

Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three independent members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was confirmed in our latest annual stockholders’ meeting held on April 2, 2013. The other members were confirmed at our Board of Directors meeting held on April 26, 2012. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997

In alphabetical order:
Carlos Miguel Álvarez Figueroa (12/31/53)	Chief Executive Officer of Empresas Cablevisión, S.A.B. de C.V., Member of the Executive Committee of the Mexican National Chamber of Telecommunications (CANITEC). Managing Member of Centro de Investigación e Innovación en Telecomunicaciones (CINIT).	Former Chief Executive Officer and Member of the Board of Directors of Cablemás Telecomunicaciones, S.A. de C.V., former Member of the Board of Directors of Cablemás, S.A. de C.V. and former Regional Director of Telecab, S.A. de C.V.	April 2013

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Modelo and Univision	January 2004

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations, Member of the Board of Univision	November 2008

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Adolfo Lagos Espinosa (6/30/48)	Corporate Vice President of Telecommunications	Former Advisor of Santander Mexico and Former Senior Executive VP Head of Global Wholesale Banking Division and Member of Steering Committee of Grupo Santander	February 2013

Alexandre Moreira Penna (12/25/54)	Chief Executive Officer and Chairman of the Board of Managers of Corporación Novavisión and Chairman of the Board and Chief Executive Officer of several subsidiaries of Grupo Televisa	Former Vice President of Corporate Finance of Grupo Televisa, former Managing Director of JPMorgan Chase Bank, N.A.	February 2004

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing	Shareholder of Grupo TV Promo, S.A. de C.V.	May 1998

Compensation of Directors and Officers

For the year ended December 31, 2012, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately Ps.521.6 million (U.S.$40.6 million using the Interbank Rate, as reported by Banamex, as of December 31, 2012). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

We have made Ps.130.8 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2012. Projected benefit obligations as of December 31, 2012 were approximately Ps.140.7 million.

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

Pursuant to the related conditional sale agreements, rights to approximately 0.04 million CPOs vested in January 2009. No CPOs vested in 2010. Unless the technical committee of the special purpose trust or our President determines otherwise, these CPOs will be held in the special purpose trust until they are transferred to plan participants or otherwise sold in the open market, subject to the conditions set forth in the related conditional sale agreements. As of May 2009, CPOs and shares not assigned to plan participants were transferred to the Long-Term Retention Plan special purpose trust. See Note 16 to our consolidated year-end financial statements. As of March 13, 2011, the date when the rights to purchase a total of 87.4 million CPOs transferred expired, approximately 87.4 million stock purchase plan CPOs transferred to employee plan participants had been sold in open market transactions.

In the fourth quarter of 2010, approximately 14.3 million CPOs or CPO equivalents were designated for the stock purchase plan through the special purpose trust. Approximately 2.7 million, 2.8 million and 2.7 million CPOs vested in 2011, 2012 and 2013, respectively. As of December 31, 2012, approximately 3.4 million stock purchase plan CPOs transferred to employee plan participants have been sold in the open market. Additional sales will continue to take place during or after 2013.

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

In April 2007, the Board of Directors, with the input from the Audit and Corporate Practices Committee, reviewed the compensation of our Chief Executive Officer and determined to include our Chief Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future. See “— Compensation of Directors and Officers”. As a consequence thereof, as of May 2007, the Chief Executive Officer was awarded, under the Long-Term Retention Plan, approximately 5.5 million CPOs or CPO equivalents, either in the form of CPOs or shares, to be purchased at a price of approximately Ps.60.65 per CPO (subject to adjustments depending on dividends and the result of operations of the Company). The CPOs conditionally sold to the Chief Executive Officer were transferred in 2010, 2011 and 2012. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.

At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved a second stage of the Long-Term Retention Plan and approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. The price at which the conditional sales of the CPOs will be made to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. As of December 31, 2012, approximately 68.2 million CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2013.

The special purpose trust created to implement the Long-Term Retention Plan currently owns approximately 236.0 million CPOs or CPO equivalents. This figure is net of approximately 9.7 million CPOs vested early in 2006 and approximately 12.1, 11.7, 13.7, 26.0 and 26.3 million CPOs or CPO equivalents vested respectively in 2008, 2009, 2010, 2011 and 2012. Of such 236.0 million CPOs or CPO equivalents approximately 73% are in the form of CPOs and the remaining 27% are in the form of A, B, D and L Shares. As of February 28, 2013, approximately 98.5 million CPOs or CPO equivalents have been reserved and will become vested between 2013 and 2015 at prices ranging from Ps.13.45 to Ps.60.65 pesos per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
Total number of employees	24,739	26,314	28,599
Category of activity:
Employees	24,698	26,275	28,558
Executives	41	39	41
Geographic location:
Mexico	23,032	24,659	27,250
Latin America (other than Mexico)	1,399	1,345	1,021
U.S.	308	310	328

As of December 31, 2010, 2011 and 2012, approximately 37%, 39% and 42% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of February 28, 2013. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned
Azcárraga Trust(3)	52,991,825,705	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
BlackRock, Inc.(4)	6,853,323,525	5.6%	6,030,924,702	10.2%	9,594,652,935	10.7%	9,594,652,935	10.7%	8.8%
William H. Gates III(5)	5,759,537,500	4.7%	5,068,393,000	8.6%	8,063,352,500	9.0%	8,063,352,500	9.0%	7.4%
First Eagle Investment Management, LLC(6)	3,553,573,875	2.9%	3,127,145,010	5.3%	4,975,003,425	5.5%	4,975,003,425	5.5%	4.6%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of February 28, 2013. The number of shares issued and outstanding for legal purposes as of February 28, 2013 was 64,347,348,050 series A Shares, 56,625,666,284 series B Shares, 90,086,287,270 series D Shares and 90,086,287,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of February 28, 2013 was 59,921,076,625 series A Shares, 52,730,547,430 series B Shares, 83,889,507,275 series D Shares and 83,889,507,275 series L Shares in the form of CPOs, and an additional 53,682,342,992 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of February 28, 2013 does not include: (i) 4,685,081 CPOs and an additional 136,493,950 series A Shares, 20,675,534 series B Shares, 25 series D Shares and 25 series L Shares not in the form of CPOs acquired by one of our subsidiaries, Televisa, S.A. de C.V., substantially all of which are currently held by the trust created to implement our stock purchase plan; and (ii) 172,365,776 CPOs and an additional 5,107,776,433 series A Shares, 2,336,345,621 series B Shares, 29 series D Shares and 29 series L Shares not in the form of CPOs acquired by the trust we created to implement our long-term retention plan. See Note 16 to our consolidated year-end financial statements.
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, B Shares, D Shares or L Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by BlackRock, Inc., as of December 31, 2012.
(5)	Based solely on information included in the report on Schedule 13D filed on March 19, 2010 by Cascade Investment, L.L.C. Includes 3,644,562,500 A Shares, 3,207,215,000 B Shares, 5,102,387,500 D Shares and 5,102,387,500 L Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,114,975,000 A Shares, 1,861,178,000 B Shares, 2,960,965,000 D Shares and 2,960,965,000 L Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.
(6)	Based solely on information included in the report on Form 13F by First Eagle Investment Management, LLC., as of December 31, 2012.

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

We believe that as of February 28, 2013, approximately 211,679,273 GDSs were held of record by 125 persons with U.S. addresses. Those GDSs represent 21% of the outstanding A Shares, 40% of the outstanding B Shares, 41% of the outstanding D Shares and 41% of the outstanding L Shares of the Company.

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

Transactions and Arrangements with Iusacell. Iusacell purchased advertising services from us in connection with the promotion of its products and services in 2012, and we expect that Iusacell will continue to do so in the future. Iusacell paid and will continue to pay rates applicable to third party advertisers for these advertising services.

Transactions and Arrangements With Our Directors and Officers. We own 15% of the equity of Centros de Conocimiento Tecnológico, or CCT, a company that builds, owns and operates technological schools in Mexico and in which Claudio X. Gonzalez Laporte and Carlos Fernandez Gonzalez, two of our directors, own a minority interest.

During 2012, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2013 equal to approximately Ps.24 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2012 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2012, and we expect to continue these arrangements through 2013.

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

Advertising Services. Two of our directors, Alfonso de Angoitia Noriega and Carlos Fernández González, are members of the Board of, as well as in the case of Mr. Fernández, stockholder of, Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Carlos Fernández González also serves as the Chief Executive Officer and Chairman of the board of directors of Grupo Modelo. Alfonso de Angoitia Noriega also serves as the Chairman of the Finance Committee of the board of directors of Grupo Modelo. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2012, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

Several other members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2012, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of our Board and our Executive Committee and our Corporate Vice President of Sales and Marketing, is a stockholder of Grupo TV Promo, S.A. de C.V., which is a company that renders services of publicity, promotion and advertisement to third parties. Grupo TV Promo, S.A. de C.V. and its subsidiaries act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. has purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase advertising services on pay-TV networks and unsold advertising services on free-to-air television channels, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V., other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2012, Grupo TV Promo purchased unsold advertising on free-to-air television channels of Televisa for a total of Ps.345,359,469 and Ps.19,868,604 on pay-TV networks.

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

Legal and Advisory Services. During 2012, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

In August 2009, we entered into an agreement with Allen & Company to provide the Company with advisory services related to investment opportunities outside of Mexico. In February 2010, we entered into an agreement with Allen & Company to provide the Company with advisory services related to an investment opportunity in the wireless telecommunications segment in Mexico. In 2011 and 2012, we entered into agreements with Allen & Company to provide the Company with advisory services related to an investment in the television segment outside of Mexico. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services.

For further information about our related party transactions, see Note 19 to our consolidated year-end financial statements.

Item 8.	Financial Information

See “Financial Statements” and pages F-1 through F-64, which are incorporated herein by reference.

Item 9.	The Offer and Listing

Trading History of CPOs and GDSs

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2008	57.35	36.19
2009	56.67	33.91
2010	65.09	45.19
2011	65.01	46.61
First Quarter	65.01	55.16
Second Quarter	59.98	52.45
Third Quarter	57.42	46.61
Fourth Quarter	58.73	51.39
2012	68.63	50.60
First Quarter	58.87	50.60
Second Quarter	58.00	53.18
Third Quarter	63.28	56.55
Fourth Quarter	68.63	59.00
October	62.20	59.82
November	61.99	59.00
December	68.63	60.36
2013 (through April 5, 2013)	73.45	63.99
First Quarter	73.45	63.99
January	72.48	69.13
February	73.45	67.45
March	70.30	63.99
Second Quarter (through April 5, 2013)	67.35	65.43
April (through April 5, 2013)	67.35	65.43

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2008	27.68	13.21
2009	22.13	10.92
2010	26.51	17.41
2011	26.50	17.70
First Quarter	26.50	22.78
Second Quarter	25.31	22.25
Third Quarter	24.69	17.70
Fourth Quarter	22.33	18.28
2012	26.77	18.75
First Quarter	21.59	19.72
Second Quarter	22.28	18.75
Third Quarter	24.69	21.08
Fourth Quarter	26.77	22.24
October	24.24	22.60
November	23.92	22.24
December	26.77	23.28
2013 (through April 5, 2013)	29.18	25.70
First Quarter	29.18	25.70
January	28.46	27.41
February	29.18	26.23
March	27.63	25.70
Second Quarter (through April 5, 2013)	27.36	26.49
April (through April 5, 2013)	27.36	26.49

(1)	Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of February 28, 2013, approximately 211,679,273 GDSs were held of record by 125 persons with U.S. addresses. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly-traded corporation with variable capital, or sociedad anónima bursátil de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares.

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

Market Regulation and Registration Standards

In 1946, the Comisión Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comisión Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations with variable capital, or sociedades anónimas de capital variable. The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the CNBV. In addition to setting standards for brokerage firms, the Mexican Securities Market Law empowers the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

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

Antitakeover Protections

General. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that intends to acquire beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding ordinary Shares, (ii) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of ordinary Shares representing 10% or more of our outstanding ordinary Shares, and (iv) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our A Shares and B Shares are our ordinary Shares.

Pursuant to our bylaws, a “competitor” is generally defined as any person or entity dedicated, directly or indirectly, to any of the following businesses or activities: television production and broadcasting, pay-TV production, program licensing, direct-to-home satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A “competitor” is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

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

In May 2007, we issued Ps.4,500.00 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. In November 2009, we issued U.S.$600.0 million aggregate principal amount of 6.625% Senior Notes due 2040. In October 2010, we issued Ps.10,000 million aggregate principal amount of 7.38% Senior Notes due 2020. In March 2011, we entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million. For a description of the material terms of the amended indentures related to our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% Senior Notes due 2020, our facilities with a Mexican bank and our Ps.8,600 million long-term credit agreements with four Mexican banks, with annual interest rate between 8.09% and 9.4% and principal maturities between 2016 and 2021, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

In December 2007, our subsidiary, Sky, and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC, to build and launch a new 24-transponder satellite, IS-16. The agreement contemplates payment of a one-time fixed fee in the aggregate amount of U.S.$138.6 million that was paid in two installments, the first in the first quarter of 2010, and the second in the first quarter of 2011, as well as a monthly service fee of U.S.$150,000 commencing on the service start date. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-years service life. IS-21 started service in the fourth quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite.

On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of approximately 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations on June 30, 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services are active, two GTAC routes were completed (500 kilometers), four GTAC routes are under construction (1,003 kilometers) and three third party dark fiber IRUs have been approved (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2010, 2011 and 2012 was Ps.1.1 billion, Ps.340 million and Ps.362 million, respectively, and there will be further investments in 2013. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

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

On February 2, 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into equity. We subsequently filed an appeal requesting that this resolution be reversed. On June 14, 2012, we were notified that the Mexican Antitrust Commission approved the conversion of the debentures into equity, subject to our acceptance of certain conditions, including (i) the implementation of certain corporate governance standards at GSF, (ii) the offering by us to all cable and DTH platforms in Mexico of a new pay programming package comprising only our four over-the-air channels, (iii) the offering by us to sell advertising time to participants in the Mexican telecommunications industry, (iv) the divestment by GSF of all of its equity interest in Total Play to GSF’s current controlling shareholder and (v) the undertaking by us to follow certain rules of conduct regarding a potential public bid of spectrum designated for a new entrant related to the broadcast of free television signals with national coverage.

On June 15, 2012, we accepted the conditions of the Mexican Antitrust Commission and converted the debentures into common stock of GSF. As a result, CVQ owns 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell, and we and Grupo Salinas Telecom, S.A. de C.V., or GSTelecom, the beneficial owner of the remaining 50% of the GSF stock, have equal corporate governance rights.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

In October 2001, a claim for damages was filed in connection with an alleged copyright infringement on a technical written work titled La Lupa, or Catch the Clue. In November 2002, we were declared liable by a lower court for an amount equal to 40% of the income generated from such work. After several appeals, on March 4, 2010, an appeals court reduced the liability amount from Ps.138.1 million to Ps.901,200. The plaintiff appealed such decision. On March 17, 2011, the First Federal Collegiate Court in Civil Matters issued a judgment denying such appeal. The plaintiff filed an Amparo lawsuit seeking reversal. On September 13, 2012, final judgment was issued in favor of the Company; therefore the liability was confirmed in an amount of Ps.901,200.

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against our wholly-owned subsidiary Televisa, S.A. de C.V., or Televisa, in the amount of Ps.3,334 million for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. The deduction of such losses results from the early liquidation of certain derivative financial instruments acquired by Televisa as a result of the purchase of Comtelvi, S. de R.L. in November 2005. Televisa filed a claim before the Federal Tax Court seeking the annulment of the tax assessment determined by the SAT. The SAT responded to such claim in January 2012. The claim is currently under review by the Court. While we believe that the SAT’s assessment is without merit and will defend our position vigorously, there can be no assurance that the outcome of this claim will be favorable to us. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

The application of the U.S.-Mexico Tax Treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

•	is not a resident of Mexico for purposes of the U.S.-Mexico Tax Treaty;

•	is an individual who has a “substantial presence” (within the meaning of the U.S.-Mexico Tax Treaty) in the United States;

•	is entitled to the benefits of the U.S.-Mexico Tax Treaty under the limitation on benefits provision contained in Article 17 of the U.S.-Mexico Tax Treaty; and

•	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.

For U.S. federal income tax purposes, U.S. Holders of GDSs and CPOs will be treated as the beneficial owners of the Underlying Shares represented by the GDSs and CPOs.

Dividends. The U.S. Dollar value of any distribution paid by us, including the amount of any Mexican taxes withheld from such distribution, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a preferential rate of 20% (or lower) if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” in future taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any future taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate. In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder. See “—Medicare Tax” below.

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

Capital Gains. Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the CPOs, GDSs or Underlying Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is subject to U.S. federal income tax at preferential rates. In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder on a sale or exchange of CPOs, GDSs or Underlying Shares. See “—Medicare Tax” below. The deductibility of capital losses is subject to significant limitations.

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

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to CPOs, GDSs or Underlying Shares and net gain attributable to the disposition of CPOs, GDSs or Underlying Shares (in each case, unless such CPOs, GDSs or Underlying Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

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

Certain Reporting Requirements. U.S. Holders that are individuals (and to the extent specified in applicable U.S. Treasury regulations, certain U.S. Holders that are entities and certain individuals that are not U.S. Holders) and hold “specified foreign financial assets” (as defined in section 6038D of the Code) are required to file a report on IRS Form 8938 with information relating to such assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable U.S. Treasury regulations). Specified foreign financial assets would include, among other assets, GDSs, CPOs and Underlying Shares that are not held through an account maintained with a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. Beneficial owners of GDSs, CPOs or Underlying Shares should consult their own tax advisors regarding their reporting obligations with respect to “specified foreign financial assets.”

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

When dividends are paid from our “previously taxed net earnings account,” or “cuenta de utilidad fiscal neta,” we will not be required to pay any Mexican corporate income tax on the dividends. During 2013, if dividends are not paid from our “previously taxed net earnings account,” we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the dividends multiplied by 1.4286.

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

We furnish The Bank of New York Mellon, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that, starting with the annual report for year ended December 31, 2012, have been prepared in accordance with IFRS. The historical financial statements included in these reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our GDSs. The Deposit Agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of stockholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.

As a foreign private issuer, we are not required to furnish proxy statements to holders of our CPOs or GDSs in the U.S.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosures

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on an IFRS basis in constant Pesos in purchasing power as of December 31, 2012.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2010, 2011 and 2012, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

In connection with the Senior Notes due 2011 and 2025, in 2004 we entered into cross-currency interest rate swap agreements, or “coupon swaps”, that allow us to hedge against Peso depreciation on the interest payments for a period of five years. As a result of the tender of the Senior Notes due 2011, we reclassified part of the “coupon swap” agreements to the Senior Notes due 2025. During the second quarter of 2005, we entered into additional “coupon swaps” with a notional amount of U.S.$242.0 million. In November 2005, we entered into option contracts that allow our counterparty to extend the maturity of such “coupon swaps” for an additional year on a notional amount of U.S.$890.0 million. In January 2008, we terminated part of these option contracts early with respect to a notional amount of U.S.$200.0 million and with no material additional gain or loss. In March 2010 all the “coupon swaps” entered into in 2004 and 2005 expired and we recorded the change in fair value and all the cash flows related to these transactions in the integral cost of financing (foreign exchange gain or loss) during the life of the instruments.

In August 2009, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025 and 2032 from the second semester of 2009 to the first semester of 2011. Also, in December 2009 and January 2010, in connection with the Senior Notes due 2040 we entered into “coupon swaps” agreements on a notional amount of U.S.$600.0 million with an expiration date of July 2011. In January and February 2011, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025, 2032 and 2040 from the second semester of 2011 to the first semester of 2012. In February 2012, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2025, 2032 and 2040 for the second semester of 2012. Finally, in September 2012, we entered into a “coupon swap” agreement to hedge in its entirety the interest payment for the Senior Notes due 2040 for the first semester of 2013. As of February 28, 2013, there are no outstanding cross-currency interest rate swap agreements.

The net fair value of the cross-currency interest rate swap agreements including the option contracts was a (liability) asset of U.S.$0.1 million as of December 31, 2012 and U.S.$6.8 million as of December 31, 2011. The increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Peso exchange rate would be approximately U.S.$2.2 million as of December 31, 2012 and U.S.$6.8 million as of December 31, 2011.

Between December 2011 and December 2012, we entered into foreign exchange option agreements to buy U.S.$472.5 million to hedge against a Peso depreciation of 30% with various expiration dates until the end of 2015. The fair value of these option contracts was a (liability) asset of U.S.$0.7 million as of February 28, 2013, U.S.$1.0 million as of December 31, 2012 and U.S.$3.6 million as of December 31, 2011. We are “long” these option contracts, so our maximum potential loss in fair value for these instruments from a hypothetical adverse change in quoted Peso exchange rate at any time is the premium paid of U.S.$3.5 million.

During October 2010 in connection with and ahead of the issuance of the “Certificados Bursátiles” (CEBURES) due 2020 we entered into agreements that allow us to hedge against increases on the M Bono (Mexican government bonds) interest rates on the pricing date of the CEBURES for a notional amount of Ps.4,500 million. This hedge resulted in an accumulated net loss of Ps.39.9 million.

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

As of February 28, 2013, the net fair value of the interest rate swap was a (liability) asset of Ps.(253.5) million and Ps.(219.5) million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.53.0 million as of February 28, 2013 and Ps.53.8 million as of December 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

The net fair value of the interest rate swap was a (liability) asset of Ps.(147.4) million as of February 28, 2013 and Ps.(132.1) million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.22.3 million as of February 28, 2013 and Ps.23.0 million as of December 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

In connection with TVI’s variable rate bank loan with Banorte due 2016, in January and April 2012 TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9815%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(9.6) million as of February 28, 2013 and Ps.1.4 million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.13.8 million as of February 28, 2013 and Ps.14.4 million as of December 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2012 and 2011. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2012		2012		2011
	(Millions of U.S. Dollars or millions of Pesos)(1)
Assets:
Temporary investments(2)	U.S.$	413.8	Ps.	5,317.3	Ps.	5,422.6
Convertible debentures(3)		544.0		6,990.4		6,248.3
Embedded derivative(4)		748.0		9,611.9		9,519.4
Mandatorily convertible debentures issued by GSF		—		—		19,909.1
Long-term loan receivable GTAC(5)		52.5		674.4		541.3
Held-to-maturity debt securities(6)		30.3		390.0		545.2
Other available-for-sale-investments(7)		232.4		2,986.9		2,812.2
Shares of common stock of Imagina(15)		67.5		867.6		—
Loan and interest receivable from La Sexta		—		—		572.1
Derivative financial instruments(16)		1.2		15.0		145.0
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2018(8)		588.8		7,565.4		7,825.7
Senior Notes due 2025(9)		781.4		10,041.6		9,810.4
Senior Notes due 2032(10)		434.4		5,582.7		5,466.5
Senior Notes due 2040(11)		776.7		9,981.1		9,536.1
Peso-denominated debt:
Notes due 2020(13)		827.8		10,636.9		10,007.3
Senior Notes due 2037(12)		404.0		5,191.1		4,487.8
Short-term and long-term notes payable to Mexican banks(14)		1,131.1		14,535.2		14,972.5
Derivative financial instruments(16)		27.5		352.8		310.6

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.12.8500 per U.S. Dollar, the Interbank Rate as of December 31, 2012. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.
(2)	At December 31, 2012, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso and U.S. Dollar-denominated in 2012 and 2011). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.
(3)	At December 31, 2012, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.699.0 million (U.S.$54.4 million) at December 31, 2012.
(4)	At December 31, 2012, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.961.2 million (U.S.$74.8 million) at December 31, 2012.
(5)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.37.6 million (U.S.$2.9 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes the fair value would exceed the carrying value by approximately Ps.105.1 million (U.S.$8.2 million) at December 31, 2012.
(6)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1.5 million (U.S.$0.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.40.4 million (U.S.$3.1 million) at December 31, 2012.
(7)	At December 31, 2012, these investments are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.298.7 million (U.S.$23.2 million) at December 31, 2012.
(8)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1,140.4 million (U.S.$88.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,897.0 million (U.S.$147.6 million) at December 31, 2012.
(9)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.2,331.6 million (U.S.$181.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.3,335.7 million (U.S.$259.6 million) at December 31, 2012.
(10)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1,727.7 million (U.S.$134.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.2,285.9 million (U.S.$177.9 million) at December 31, 2012.
(11)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.2,271.1 million (U.S.$176.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.3,269.2 million (U.S.$254.4 million) at December 31, 2012.
(12)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.691.1 million (U.S.$53.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,210.2 million (U.S.$94.2 million) at December 31, 2012.
(13)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.636.9 million (U.S.$49.6 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,700.6 million (U.S.$132.3 million) at December 31, 2012.
(14)	At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.945.8 million (U.S.$73.6 million). At December 31, 2012, a hypothetical 10% increase in Mexican interest rates of these notes, the fair value would exceed the carrying value by approximately Ps.2,399.3 million (U.S.$186.7 million) at December 31, 2012.
(15)	At December 31, 2012, these shares are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.86.8 million (U.S.$6.8 million) at December 31, 2012.
(16)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2012		2011
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, temporary investments and held-to-maturity debt securities, includes in 2011 and 2012, convertible debentures(1)	U.S.$	2,285.5	U.S.$	2,004.1
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		2,745.3		2,477.0

Net liability position	U.S.$	(459.8)	U.S.$	(472.9)

(1)	In 2012 and 2011, include U.S. Dollar equivalent amounts of U.S.$108.4 million and U.S.$108.3 million and, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2012 and 2011, include U.S. Dollar equivalent amounts of U.S.$10.5 million and U.S.$32.7 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2012, a hypothetical 10.0% depreciation in the U.S. Dollar to Peso exchange rate would result in a loss in earnings of Ps.590.8 million. This depreciation rate is based on the December 31, 2012 forecast of the U.S. Dollar to Peso exchange rate for 2013 by the Mexican government for such year.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2012, we received a reimbursement of U.S.$19 million.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2012, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Grupo Televisa, S.A.B.

Avenida Vasco de Quiroga, No. 2000

Colonia Santa Fe, 01210 México, D.F., México.

Telephone: (52) (55) 5261-2000.

In addition, the English version of the code of ethics can be found at www.televisa.com/inversionistas-ingles and the Spanish version at www.televisa.com/inversionistas-espanol.

Item 16.C.	Principal Accountant Fees and Services

PricewaterhouseCoopers, S.C. acted as our independent auditor for the fiscal years ended December 31, 2012 and 2011.

The chart below sets forth the total amount billed by our independent auditors for services performed in the years 2012 and 2011, and breaks down these amounts by category of service:

	2012		2011
	(in millions of Pesos)
Audit Fees	Ps.	88.3	Ps.	88.4
Audit-Related Fees		3.0		15.1
Tax Fees		15.9		9.4
Other Fees		0.9		4.5

Total	Ps.	108.1	Ps.	117.4

“Audit Fees” are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, advisory services associated with our financial reporting, and due diligence reviews in connection with potential acquisitions and business combinations. In 2011, this line primarily included fees for consultancy provided by PricewaterhouseCoopers, S.C. in connection with the first-time adoption of IFRS in our consolidated financial statements.

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

During 2011 and 2012, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by Televisa

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	—	Ps.	0.0000	—	Ps.	20,000,000,000
February 1 to February 28	—		0.0000	—		20,000,000,000
March 1 to March 31	—		0.0000	—		20,000,000,000
April 1 to April 30	—		0.0000	—		20,000,000,000
May 1 to May 31	—		0.0000	—		20,000,000,000
June 1 to June 30	—		0.0000	—		20,000,000,000
July 1 to July 31	—		0.0000	—		20,000,000,000
August 1 to August 31	—		0.0000	—		20,000,000,000
September 1 to September 30	—		0.0000	—		20,000,000,000
October 1 to October 31	—		0.0000	—		20,000,000,000
November 1 to November 30	—		0.0000	—		20,000,000,000
December 1 to December 31	—		0.0000	—		20,000,000,000

Total	—

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. The total amount of our share repurchase program is currently limited to Ps. 20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 2, 2013.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Mexican Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	Ps.	—	—
February 1 to February 28	—		—	—
March 1 to March 31	—		—	—
April 1 to April 30	50,000		55.5000	—
May 1 to May 31	850,000		55.5262	—
June 1 to June 30	—		—	—
July 1 to July 31	—		—	—
August 1 to August 31	200,000		60.8730	—
September 1 to September 30	200,000		60.4707	—
October 1 to October 31	—		—	—
November 1 to November 30	1,837,535		59.3671	—
December 1 to December 31	—		—	—

Total	3,137,535	Ps.	58.4313

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.
(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

See pages F-1 through F-64, which are incorporated herein by reference.

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

4.4

—     English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.5

—     English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April 2006 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.6

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

Exhibit Number	Description of Exhibits
4.7

—     Full-Time Transponder Service Agreement, dated as of November     , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

4.8

—     Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.9*

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

4.10

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

4.11

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

4.12

—     Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.13

—     Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.14*

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

4.15

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

4.16*

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

4.17*

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
4.18

—     Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.19*

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

4.21*

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

4.24

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
4.25

—     English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.26

—     English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.27

—     English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.28

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

4.29

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

8.1	— List of Subsidiaries of Registrant.

12.1	— CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 11, 2013.

12.2	— CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 11, 2013.

13.1	— CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 11, 2013.

13.2	— CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 11, 2013.

23.1	— Consent of PricewaterhouseCoopers S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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
Name: Jorge Lutteroth Echegoyen
Title: Vice President — Corporate Controller

Date: April 11, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and subsidiaries at December 31, 2012, 2011 and January 1, 2011, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, S.C.

/s/ C.P.C. Jorge López de Cárdenas Melgar

Audit Partner

México, D.F.

April 11, 2013

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012, 2011 and January 1, 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	December 31, 2012		December 31, 2011		January 1, 2011
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	19,063,325	Ps.	16,275,924	Ps.	20,942,531
Temporary investments	6		5,317,296		5,422,563		10,446,840
Trade notes and accounts receivable, net	7		18,982,277		19,243,712		17,701,125
Other accounts and notes receivable, net			2,475,533		2,458,802		4,112,470
Derivative financial instruments	14		2,373		99,737		—
Due from affiliated companies	19		1,436,892		450,064		196,310
Transmission rights and programming	8		4,462,348		4,178,945		4,004,415
Inventories, net			1,508,581		1,383,822		1,254,536
Other current assets			1,389,129		1,146,189		1,117,740

Total current assets			54,637,754		50,659,758		59,775,967

Non-current assets:
Accounts receivable			334,775		253,795		67,763
Derivative financial instruments	14		12,627		45,272		189,400
Transmission rights and programming	8		6,435,609		6,123,913		5,171,242
Investments in financial instruments	9		20,867,624		40,084,420		18,143,425
Investments in jointly controlled entities and associates	10		22,111,315		3,936,085		3,614,393
Property, plant and equipment, net	11		48,363,191		40,874,886		37,632,378
Intangible assets, net	12		11,126,791		10,673,931		11,117,075
Plan assets in excess of post-employment benefits	15		—		105,090		170,585
Deferred income taxes	23		1,073,888		451,885		—
Other assets			102,603		91,018		79,588

Total non-current assets			110,428,423		102,640,295		76,185,849

Total assets		Ps.	165,066,177	Ps.	153,300,053	Ps.	135,961,816

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012, 2011 and January 1, 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	December 31, 2012		December 31, 2011		January 1, 2011
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	13	Ps.	375,000	Ps.	1,169,872	Ps.	1,468,490
Current portion of finance lease obligations	13		439,257		381,891		280,137
Trade accounts payable			8,594,138		7,862,602		7,472,253
Customer deposits and advances			21,215,862		20,926,324		18,587,871
Income taxes payable			512,593		275,120		507,743
Other taxes payable			843,225		1,113,122		936,144
Interest payable			741,819		792,645		750,743
Employee benefits			301,800		252,492		199,638
Due to affiliated companies			27,463		43,089		48,753
Derivative financial instruments	14		1,176		—		74,329
Other accrued liabilities			3,193,304		3,184,827		2,982,309

Total current liabilities			36,245,637		36,001,984		33,308,410

Non-current liabilities:
Long-term debt, net of current portion	13		52,616,419		54,794,914		45,579,673
Finance lease obligations, net of current portion	13		4,531,893		201,844		349,674
Derivative financial instruments	14		351,586		310,604		103,528
Customer deposits and advances			769,301		460,000		495,508
Other long-term liabilities			1,977,886		2,441,332		2,688,511
Deferred income taxes	23		—		—		195,927
Post-employment benefits	15		38,852		—		—

Total non-current liabilities			60,285,937		58,208,694		49,412,821

Total liabilities			96,531,574		94,210,678		82,721,231

EQUITY
Capital stock	16		4,978,126		5,040,808		4,883,782
Additional paid-in-capital			15,889,819		15,889,819		3,844,524
Retained earnings	17		51,073,399		45,492,624		41,493,638
Accumulated other comprehensive income, net			1,805,884		1,323,202		546,535
Shares repurchased	16		(13,103,223)		(15,971,710)		(6,156,625)

Equity attributable to stockholders of the Company			60,644,005		51,774,743		44,611,854
Non-controlling interests	18		7,890,598		7,314,632		8,628,731

Total equity			68,534,603		59,089,375		53,240,585

Total liabilities and equity		Ps.	165,066,177	Ps.	153,300,053	Ps.	135,961,816

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years ended December 31, 2012 and 2011

(In thousands of Mexican Pesos, except per CPO amounts) (Notes 1, 2 and 3)

	Notes	2012		2011
Net sales	25	Ps.	69,290,409	Ps.	62,581,541
Cost of sales	20		36,795,944		33,486,015
Selling expenses	20		6,251,773		5,500,628
Administrative expenses	20		7,452,707		6,727,561

Income before other expense	25		18,789,985		16,867,337
Other expense, net	21		(650,432)		(593,661)

Operating income			18,139,553		16,273,676

Finance expense	22		(4,522,185)		(5,787,493)
Finance income	22		1,171,693		1,146,517

Finance expense, net			(3,350,492)		(4,640,976)

Share of losses of jointly controlled entities and associates—net	10		(666,602)		(449,318)

Income before income taxes			14,122,459		11,183,382
Income taxes	23		4,053,291		3,226,067

Net income		Ps.	10,069,168	Ps.	7,957,315

Net income attributable to:
Stockholders of the Company		Ps.	8,760,637	Ps.	6,665,936
Non-controlling interests	18		1,308,531		1,291,379

Net income		Ps.	10,069,168	Ps.	7,957,315

Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	3.08	Ps.	2.37

Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	2.83	Ps.	2.24

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	2012		2011
Net income		Ps.	10,069,168	Ps.	7,957,315

Other comprehensive income (loss):
Actuarial (losses) gains on defined benefit pension plans	15		(75,065)		2,218
Exchange differences on translating foreign operations			(287,343)		241,725
Equity instruments	9		212,948		—
Cash flow hedges			(141,098)		150,016
Convertible debentures issued by BMP	9		1,202,489		545,136
Convertible debentures issued by GSF:
(Loss) gain from changes in fair value	9		(1,628,675)		695,675
Reclassification accumulated result	9		933,000		—
Available-for-sale investments	9		377,863		(402,187)
Share of equity accounts of jointly controlled entities and associates	10		50,606		(37,314)

Other comprehensive income before income taxes			644,725		1,195,269
Income taxes			(183,474)		(344,169)

Total other comprehensive income			461,251		851,100

Total comprehensive income		Ps.	10,530,419	Ps.	8,808,415

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	9,243,319	Ps.	7,442,603
Non-controlling interests	18		1,287,100		1,365,812

Total comprehensive income		Ps.	10,530,419	Ps.	8,808,415

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Capital Stock Issued (Note 16)		Additional Paid-in Capital		Retained Earnings (Note 17)		Accumulated Other Comprehensive Income		Shares Repurchased (Note 16)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 18)		Total Equity
Balance at January 1, 2011	Ps.	4,883,782	Ps.	3,844,524	Ps.	41,493,638	Ps.	546,535	Ps.	(6,156,625)	Ps.	44,611,854	Ps.	8,628,731	Ps.	53,240,585
Dividends		—		—		(1,023,012)		—		—		(1,023,012)		(2,202,243)		(3,225,255)
Shares issued		120,787		10,379,213		—		—		—		10,500,000		(39,454)		10,460,546
Shares repurchased		—		—		—		—		(11,442,740)		(11,442,740)		—		(11,442,740)
Sale of shares		—		—		(697,467)		—		1,627,655		930,188		—		930,188
Acquisition of a non-controlling interest in Cablemás (Note 3)		36,239		1,666,082		(1,595,796)		—		—		106,525		(470,076)		(363,551)
Stock-based compensation		—		—		649,325		—		—		649,325		—		649,325
Other adjustments to non-controlling interests		—		—		—		—		—		—		31,862		31,862
Comprehensive income		—		—		6,665,936		776,667		—		7,442,603		1,365,812		8,808,415

Balance at December 31, 2011		5,040,808		15,889,819		45,492,624		1,323,202		(15,971,710)		51,774,743		7,314,632		59,089,375
Dividends		—		—		(1,002,692)		—		—		(1,002,692)		(672,988)		(1,675,680)
Share cancellation		(62,682)		—		(1,929,032)		—		1,991,714		—		—		—
Shares repurchased		—		—		—		—		(533,038)		(533,038)		—		(533,038)
Sale of shares		—		—		(876,775)		—		1,409,811		533,036		—		533,036
Stock-based compensation		—		—		628,637		—		—		628,637		—		628,637
Other adjustments to non-controlling interests		—		—		—		—		—		—		(38,146)		(38,146)
Comprehensive income		—		—		8,760,637		482,682		—		9,243,319		1,287,100		10,530,419

Balance at December 31, 2012	Ps.	4,978,126	Ps.	15,889,819	Ps.	51,073,399	Ps.	1,805,884	Ps.	(13,103,223)	Ps.	60,644,005	Ps.	7,890,598	Ps.	68,534,603

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	2012		2011
Operating Activities:
Income before income taxes	Ps.	14,122,459	Ps.	11,183,382
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share in net loss of jointly controlled entities and associates		666,602		449,318
Depreciation and amortization		8,474,240		7,361,552
Write-off and other amortization of assets		221,204		276,429
Disposition of property, plant and equipment		270,556		61,633
Provision for doubtful accounts and write-off of receivables		814,153		689,057
Post-employment benefits		183,523		93,561
Interest income		(106,529)		(226,769)
Stock-based compensation		628,637		649,325
Derivative financial instruments		152,909		656,905
Gain on disposition of investments		(24,856)		—
Interest expense		4,369,276		4,173,820
Unrealized foreign exchange (gain) loss, net		(540,302)		1,194,945

		29,231,872		26,563,158

Increase in trade notes and accounts receivable, net		(594,478)		(2,097,433)
Increase in transmission rights and programming		(599,758)		(1,355,910)
Increase in due from affiliated companies, net		(1,057,783)		(134,595)
Increase in inventories		(27,207)		(113,275)
(Increase) decrease in other accounts and notes receivable and other current assets		(761,179)		1,367,361
Increase (decrease) in trade accounts payable		711,155		(21,162)
Increase in customer deposits and advances		608,647		2,269,052
(Decrease) increase in other liabilities, taxes payable and deferred taxes		(352,634)		112,785
(Decrease) increase in post-employment benefits		(67,429)		36,235
Income taxes paid		(4,535,143)		(3,622,589)

		(6,675,809)		(3,559,531)

Net cash provided by operating activities		22,556,063		23,003,627

Investing activities:
Temporary investments, net		170,396		5,238,418
Due from affiliated companies, net		(18,140)		(64,800)
Held-to-maturity and available-for-sale investments		(274,958)		(313,853)
Disposition of held-to-maturity and available-for-sale investments		308,643		580,793
Investment in Convertible Debentures		—		(19,229,056)
Equity method and other investments		(452,023)		(1,907,471)
Disposition of equity method and other investments		12,830		66,310
Investments in property, plant and equipment		(11,428,422)		(9,668,501)
Disposition of property, plant and equipment		336,278		529,970
Investments in intangible assets		(822,027)		(464,156)

Net cash used in investing activities		(12,167,423)		(25,232,346)

Financing activities:
Long-term Mexican banks		239,400		9,700,000
Repayment of Senior Notes due 2011		—		(898,776)
Prepayment of bank loan facility (Empresas Cablevisión)		—		(2,700,135)
Repayment of Mexican peso debt		(1,020,000)		(410,000)
Capital lease payments		(645,184)		(332,673)
Interest paid		(4,355,869)		(4,067,162)
Repurchase and sale of capital stock		—		(12,552)
Dividends paid		(1,002,692)		(1,023,012)
Non-controlling interests		(672,988)		(2,649,274)
Derivative financial instruments		(90,466)		(149,518)

Net cash used in financing activities		(7,547,799)		(2,543,102)

Effect of exchange rate changes on cash and cash equivalents		(53,440)		105,214

Net increase (decrease) in cash and cash equivalents		2,787,401		(4,666,607)
Cash and cash equivalents at beginning of year		16,275,924		20,942,531

Cash and cash equivalents at end of year	Ps.	19,063,325	Ps.	16,275,924

Non-cash transactions:

The principal non-cash transactions included the acquisition in 2012 of property and equipment and intangible assets under lease agreements recognized as finance leases (see Notes 11, 13 and 19); and the issuance of the Company’s shares in 2011 as consideration for the acquisition of a non-controlling interest in Cablemás (see Notes 3 and 16).

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2011

(In thousands of Mexican Pesos, except per CPO, per share, par value and exchange rate amounts)

1. Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a “Sociedad Anónima Bursátil”, or limited liability stock corporation, incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 México, D. F., México.

Grupo Televisa, S.A.B. together with its consolidated subsidiaries (the “Group”) is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunications services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming.

2. Accounting Policies

The principal accounting policies followed by the Group and observed in the preparation of these consolidated financial statements are summarized below.

(a) Basis of Presentation

As required by regulations issued by the Mexican Bank and Securities Commission (“Comisión Nacional Bancaria y de Valores”) for listed companies in Mexico, beginning on January 1, 2012, the Group discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano de Normas de Información Financiera” or “CINIF”) and began using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes.

The consolidated financial statements of the Group as of December 31, 2012, 2011 and January 1, 2011 (the date of transition to IFRS), and for the years ended December 31, 2012 and 2011, are presented in accordance with IFRS as issued by the IASB. Through December 31, 2011 the consolidated financial statements of the Group were reported in accordance with Mexican IFRS.

In preparing its opening IFRS statement of financial position as of January 1, 2011, the Group adjusted amounts previously reported in its consolidated financial statements prepared in accordance with Mexican FRS. Information relating to certain differences between Mexican FRS and IFRS as they relate to the initial adoption of IFRS in the Group’s consolidated financial statements for the year ended December 31, 2011, as well as an explanation of how the transition from Mexican FRS to IFRS affected the Group’s financial position, financial performance and cash flows, are presented in Note 27 to these consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis, except by the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, and equity financial instruments as described below.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 8, 2013, by the Group’s Chief Financial Officer.

(b) Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the financial statements.

Subsidiaries

The subsidiaries are those entities over which the Company has the power to govern its operating and financial policies, generally because it holds more than half of its voting shares. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Disposal of subsidiaries

When the Company ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

At December 31, 2012 and 2011, the main subsidiaries of the Company are as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries, including Televisa, S.A. de C.V. (“Televisa”)	100%	Content
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R.L. de C.V. and subsidiaries (collectively, “Sky”) (3)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”)	51%	Cable and Telecom
The Company’s subsidiaries in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable and Telecom
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”)	50%	Cable and Telecom
Cablestar, S.A. de C.V. and subsidiaries (5)	66.1%	Cable and Telecom
Consorcio Nekeas, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the parent company of the consolidated entity.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)

Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Group holds a majority of Sky’s equity and designates a majority of the members of Sky’s Board of Directors, the non-controlling interest has certain governance and veto rights in Sky, including the right to block certain transactions between the companies in the Group and Sky.

(4)

Cablemás, S.A. de C.V., the former holding company of the Cablemás business, was merged into the Company on April 29, 2011. As a result of this merger, the Company became the direct holding company of the subsidiaries comprising the Cablemás business (see Note 3).

(5)	Cablestar, S.A. de C.V. is a majority-owned subsidiary of Empresas Cablevisión.

The Group’s Content, Sky and Cable and Telecom segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions (licenses) or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. The concessions and licenses held by the Group are not subject to pricing regulations. At December 31, 2012, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content	In 2021
Sky	Various from 2015 to 2027
Cable and Telecom	Various from 2013 to 2041
Other Businesses:
Radio	Various from 2015 to 2020
Gaming	In 2030

(c) Investments in Jointly Controlled Entities and Associates

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the financial statements.

Jointly controlled entities are all entities where the Group exercises joint control with other stockholder or more stockholders without exercising control individually. Associates are all entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in jointly controlled entities and associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

As of December 31, 2012, the Group had investments in jointly controlled entities and associates, including a 50% joint interest in GSF Telecom Holdings, S.A.P.I. de C.V. and subsidiaries (collectively, “GSF”) and a 8% interest in Broadcasting Media Partners Inc. and subsidiaries (collectively, “BMP”). GSF is the parent company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), a provider of telecommunication services, primarily engaged in providing mobile services throughout Mexico; and BMP is the parent company of Univision Communications Inc. (“Univision”), the premier Spanish-language media company in the United States (see Notes 3, 9 and 10).

The Group recognizes equity in losses of jointly controlled entities and associates up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If a jointly controlled entity or an associate for which the Group had recognized equity losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its proportionate share of this net income until the Group first recognizes its proportionate share of previously unrecognized losses.

If the Group’s share of losses of a jointly controlled entity or an associate equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in a jointly controlled entity or an associate is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity or associate.

(d) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e) Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and functional currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Non-Mexican subsidiaries’ financial statements

The financial statements of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for nonmonetary items, with the related adjustment included in the consolidated statement of income as income or finance expense.

Beginning in the third quarter of 2011, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of BMP, which amounted to U.S.$197.7 million and U.S.$174.8 million as of December 31, 2012 and 2011, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 3, 9 and 23).

(f) Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and/or other financial instruments, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in the income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2012 and 2011, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.23% for U.S. dollar deposits and 4.56% for Mexican peso deposits in 2012, and approximately 0.76% for U.S. dollar deposits and 4.60% for Mexican peso deposits in 2011.

(g) Transmission Rights and Programming

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

(h) Inventories

Inventories of paper, magazines, materials and supplies are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less costs estimated to conduct the sale. Cost is determined using the average cost method.

(i) Financial Assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables are presented as “trade notes and accounts receivable” and “other accounts and notes receivable” in the consolidated statement of financial position (see Note 7).

Held-to-maturity Investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment, if any. Any gain or loss arising from these investments is included in finance income or loss in the consolidated statement of income. Held-to-maturity investments are included in investments in financial instruments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as temporary investments (see Note 9).

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through income or loss, and include debt securities and equity instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. Equity instruments in this category are those of companies in which the Group does not exercise joint control nor significant influence, but intent to hold for an indefinite term, and are neither classified as held for trading nor designated at fair value through income. After initial measurement, available-for-sale assets are measured at fair value with unrealized gains or losses recognized as other comprehensive income or loss until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss is recognized in the consolidated statement of income either in other finance income or expense (debt securities) or other income or expense (equity instruments). Interest earned whilst holding available-for-sale financial assets is reported as interest income using the effective interest rate method (see Notes 9 and 14).

Financial Assets at Fair Value through Income

Financial assets at fair value through income are financial assets held for trading. A financial assets is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses at each statements of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Impairment of Financial Assets Recognized at Amortized Cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(j) Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-20 years
Satellite transponders	15 years
Furniture and fixtures	3-11 years
Transportation equipment	4-8 years
Computer equipment	3-5 years
Leasehold improvements	2-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated income statement.

(k) Intangible Assets

Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, publishing trademarks and television network concessions, are not amortized. Intangible assets with finite useful lives, which include licenses subscriber, lists and other items, are amortized on a straight-line basis over their estimated useful lives, which range principally from 3 to 20 years.

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquire and the fair value of the non-controlling interest in the acquire.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized as an expense and may be subsequently reversed under certain circumstances.

(l) Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.

(m) Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(n) Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

(o) Customer Deposits and Advances

Customer deposit and advance agreements for television advertising services provide that customers receive preferential prices that are fixed for the contract period for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day, rating and type of programming.

(p) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q) Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRS. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

(r) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

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

(s) Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(t) Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators.

Actuarial gains and losses related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the consolidated statement of income for the period in which they are incurred.

(u) Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(v) Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2012 and 2011, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w) Comprehensive Income

Comprehensive income includes the net income for the period presented in the income statement plus other results for the period reflected in the stockholders’ equity which are from non-owner sources.

(x) Stock-based Compensation

The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to officers and employees, and is recognized in consolidated stockholders’ equity with charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group accrued a stock-based compensation expense of Ps.628,637 and Ps.649,325 for the years ended December 31, 2012 and 2011, respectively.

(y) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. Leases are subsequently measured at amortized cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Leasehold improvements are depreciated at the lesser of its useful life or contract term.

(z) New and Amended IFRS not yet Effective

As mentioned in Notes 2 (a) and 27, as of January 1, 2012 the Group adopted IFRS for the preparation of its consolidated financial statements. Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2013. Management has evaluated the potential impact of these pronouncements and concluded that there is no significant impact on the Group’s consolidated financial statements in accordance with IFRS.

New or Amended Standard	Content	Effective for Annual Periods Beginning On or After
IAS 1 (amended in 2011)	Presentation of items of other comprehensive income	July 1, 2012
IAS 19 (amended in 2011)	Employee benefits	January 1, 2013
IAS 27 (amended in 2011)	Separate financial statements	January 1, 2013
IAS 28 (amended in 2011)	Associates and joint ventures	January 1, 2013
IFRS 7 (amended in 2011)	Disclosure-Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Annual improvements	2009-2011 Cycle	January 1, 2013
Annual improvements	2010-2012 Cycle	January 1, 2014

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) requires entities to group items presented in other comprehensive income (“OCI”) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IAS 19 Employee Benefits (as amended in 2011) eliminates the corridor approach for the recognition of actuarial gains or losses, and requires the calculation of finance costs on a net funding basis.

IAS 27 Separate Financial Statements (as amended in 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7), was issued in December 2011. These amendments require entities to disclose information so that users of its financial statements are able to evaluate the effect of potential effect of netting arrangements and similar agreements on the entity’s financial position.

IFRS 9 Financial Instruments was issued in November 2009, as the first phase in a project to replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification and measurement of financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. In October 2010 sections were added to IFRS 9 addressing financial liabilities. The de-recognition requirements in IAS 39 were also transferred to IFRS 9. The amendments to IFRS 9 and IFRS 7 (Mandatory Effective Date and Transition Disclosures) were issued in December 2011. These amendments to IFRS 9 modify the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied.

IFRS 10 Consolidated Financial Statements replaces IAS 27 and SIC 12 and establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11 Joint Arrangements focuses on the rights and obligations of the arrangement rather than its legal form. It specifies that there are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is not longer allowed.

IFRS 12 Disclosures of Interests in Other Entities includes the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

Annual Improvements 2009-2011 Cycle and Annual Improvements 2010-2012 Cycle were published in May 2012 and first quarter 2013, respectively, and set out amendments to certain IFRS. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS. The IFRS amended and the topics addressed by these amendments are as follows:

Annual Improvements 2009-2011 Cycle	Subject of Amendment
IFRS 1 First-time Adoption of IFRS	Repeated application of IFRS 1 and borrowing costs
IAS 1 Presentation of Financial Statements	Clarification of the requirements for comparative information
IAS 16 Property, Plant and Equipment	Classification of servicing equipment
IAS 32 Financial Instruments: Presentation	Tax effect of distribution to holders of equity instruments
IAS 34 Interim Financial Reporting	Interim segment information for total assets and liabilities

Annual Improvements 2010-2012 Cycle	Subject of Amendment
IFRS 2 Share-based Payment	Definition of “vesting condition”
IFRS 3 Business Combinations	Accounting for a contingent consideration
IFRS 8 Operating Segments	Aggregation of operating segments; and reconciliation of the total of the reportable segments’ assets to the entity’s assets
IFRS 13 Fair Value Measurement	Short-term receivables and payables
IAS 1 Presentation of Financial Statements	Current/non-current classification of liabilities
IAS 7 Statement of Cash Flows	Interest paid that is capitalized
IAS 12 Income Taxes	Recognition of deferred tax assets for unrealized losses
IAS 16 Property, Plant and Equipment IAS 38 Intangible Assets	Revaluation method – proportionate restatement of accumulated depreciation
IAS 24 Related Party Disclosures	Key management personnel
IAS 36 Impairment of Assets	Harmonization of disclosures for value in use and fair value less costs of disposal

3. Acquisitions, Investments and Dispositions

In December 2011, the Company agreed to exchange on a non-cash basis its 40.8% interest in Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”), a free-to-air television channel in Spain, for a 14.5% equity participation in Imagina Media Audiovisual, S. L. (“Imagina”), a significant provider of content and audiovisual services for the media and entertainment industry in Spain. All closing conditions applicable to this transaction were met on February 29, 2012, and the Company recognized a pre-tax gain of Ps.24,856 as a result of this transaction in the consolidated statement of income for the year ended December 31, 2012, and classified its investment in Imagina as an equity financial instrument, with changes in related fair value recognized as other comprehensive income or loss (see Notes 9 and 21).

In April 2011, the Company, Iusacell and GSF reached an agreement under which the Group made an investment intended to hold a 50% equity stake in GSF, which consisted of (i) U.S.$37.5 million (Ps.442,001) in 1.093875% of the outstanding shares of common stock of GSF, which amount was paid in cash by the Group in April 2011; and (ii) U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that were mandatorily convertible into shares of common stock of GSF, subject to regulatory approval and other customary closing conditions. The debentures issued by GSF were divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures were the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365 million (Ps.4,302,146), issued against the payment in cash made by the Group in April 2011. The Series 2 Debentures were the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200 million (Ps.14,926,910), issued against payments in cash made by the Group in the period from April through October 2011, in the aggregate amount of U.S.$1,200 million (Ps.14,926,910). These debentures had a conversion date on or before December 2015, with an annual interest rate of 2%, which was receivable on a quarterly basis. In addition, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,140,000) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.44,615,200) at any time between 2011 and 2015. In February 2012, the Company was notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures into shares of common stock of GSF. In March 2012, the Company filed an appeal before the Mexican Antitrust Commission requesting such authority to reverse its resolution and authorize the conversion. In June 2012, (i) the Mexican Antirust Commission approved, subject to the acceptance of certain conditions, the conversion by the Group of the debentures issued by GSF into common stock of GSF; (ii) the Group accepted the conditions established by the Mexican Antitrust Commission and converted the debentures issued by GSF into common stock of GSF; and (iii) GSF became a jointly controlled entity of the Group with a 50% interest and the Group began to share equal governance rights with the other owner of GSF. As of June 30, 2012, the Group recognized at fair value its 50% interest in GSF in the amount of Ps.18,738,057, which included related intangible assets and goodwill, and began to account for this jointly controlled entity by using the equity method. Before that date, this investment was accounted for as an equity financial instrument with changes in fair value recognized in other comprehensive income or loss. In connection with the conversion of debentures into common stock of GSF, the Group reclassified a cumulative net loss in fair value of Ps.933,000 recognized in other comprehensive income or loss through June 30, 2012, to other finance expense in the consolidated statement of income for the year ended December 31, 2012. In February 2013, the Group made a capital contribution in connection with its 50% interest in GSF in the amount of Ps.260,000 (see Notes 9, 10 and 22).

On March 31, 2011, the stockholders of Cablemás approved, among other matters, a capital increase in Cablemás, by which a wholly-owned subsidiary of the Company increased its equity interest in Cablemás from 58.3% to 90.8%. On April 29, 2011, the stockholders of the Company approved, among other matters: (i) the merger of Cablemás into the Company on that date, for which regulatory approvals were obtained in the first half of 2011; and (ii) an increase in the capital stock of the Company in connection with this merger, by which the Group’s controlling interest in Cablemás increased from 90.8% to 100%. These transactions between stockholders, which were completed in October 2011, resulted in a net loss of Ps.1,595,796, which decreased retained earnings attributable to stockholders of the Company in the year ended December 31, 2011 (see Note 18).

On December 20, 2010, the Group, Univision, BMP and other parties affiliated with the investor groups that owned BMP entered into various agreements and completed certain transactions. As a result, the Group: (i) made an aggregate cash investment of U.S.$1,255 million in BMP in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding shares of common stock of BMP, and 1.5% Convertible Debentures of BMP due 2025 in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the Company’s option into additional shares equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions; (ii) acquired an option to purchase at fair value additional shares equivalent to a 5% equity stake of BMP, subject to existing laws and regulations in the United States, and other terms and conditions and (iii) sold to Univision its entire interest in TuTv, LLC (“TuTv”), which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million (Ps.681,725). In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision and (ii) the Group entered into a new program license agreement with Univision, the Mexico License Agreement (“MLA”), under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA. In connection with its option to purchase at fair value additional shares equivalent to a 5% equity of BMP, in the fourth quarter of 2011 and third quarter of 2012, the Group entered into agreements to buy from existing BMP stockholders additional 219,125 shares and 97,389 shares, respectively, of common stock of BMP in the aggregate cash amount of U.S.$49.1 million (Ps.669,392) and U.S.$22.5 million (Ps.301,534), respectively. As a result of these acquisitions, the Group increased its equity stake in BMP to 7.1% and 8%, respectively (see Notes 9, 10 and 22).

4. Financial Risk Management

(a) Market Risk

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented.

The Group is exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Risk management activities are monitored by the Risk Management Committee and reported to the Executive Committee.

(i) Foreign Exchange Risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and the Mexican peso. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Foreign currency exchange risk is monitored by assessing the net monetary liability position in U.S. dollars and the forecasted cash flow needs for anticipated U.S. dollar investments and servicing the Group’s U.S. dollar denominated debt.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2012 and 2011, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. The objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2012, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. Dollars	2,222,666	Ps.	12.8500	Ps.	28,561,258
Euros	85,677		17.0649		1,462,069
Argentinean Pesos	161,871		2.6128		422,937
Chilean Pesos	3,920,100		0.0267		104,667
Colombian Pesos	13,057,063		0.0072		94,011
Other currencies					393,745
Liabilities:
U.S. Dollars	2,775,721	Ps.	12.8500	Ps.	35,668,015
Euros	8,657		17.0649		147,731
Argentinean Pesos	128,010		2.6128		334,465
Chilean Pesos	1,609,003		0.0267		42,960
Colombian Pesos	14,314,919		0.0072		103,067
Other currencies					77,371

As of March 8, 2013, the exchange rate was Ps.12.6260 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The Group is also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. dollars of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2012		2011
U.S. dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments, and convertible debentures(1)	U.S.$	2,285.5	U.S.$	2,004.1
U.S. dollar-denominated monetary liabilities, primarily trade accounts payable, Senior debt securities and other notes payable(2)		(2,745.3)		(2,477.0)

Net liability position	U.S.$	(459.8)	U.S.$	(472.9)

(1)	In 2012 and 2011, include U.S. dollar equivalent amounts of U.S.$108.4 million and U.S.$108.3 million, respectively, related to other foreign currencies, primarily euros.
(2)	In 2012 and 2011, include U.S. dollar equivalent amounts of U.S.$10.5 million and U.S.$32.7 million, respectively, related to other foreign currencies, primarily euros.

At December 31, 2012, a hypothetical 10% depreciation in the U.S. dollar to Mexican peso exchange rate would result in a loss in earnings of Ps.590,821.

In December 2012 and 2011, the Group entered into foreign exchange option agreements to buy U.S.$135.0 million and U.S.$337.5 million, respectively, to hedge against a Mexican peso depreciation of 30% with various expiration dates until the end of 2015 and 2014, respectively. The fair value of these option contracts was an asset of Ps.12,419 and Ps.50,279 as of December 31, 2012 and 2011, respectively.

(ii) Cash Flow Interest Rate Risk

The Group monitors the exposure to interest rate risk by: (i) evaluating differences between interest rates on its outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing its cash flow needs and financial ratios (indebtedness and interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer Group and industry practices. This approach allows the Group to determine the interest rate “mix” between variable and fixed rate debt.

The Group’s interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years the Group has maintained most of its debt in fixed rate instruments.

Based on various scenarios, the Group manages its cash flow interest rate risk by using cross-currency interest rate swap agreements and floating-to-fixed interest rate swaps. Cross-currency interest rate swap agreements allow the Group to hedge against Mexican peso depreciation on the interest payments for medium-term periods. Interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2012 and 2011. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

	Fair Value at December 31,
	2012		2011
Assets:
Temporary investments (1)	Ps.	5,317,296	Ps.	5,422,563
Convertible debentures BMP (2)		6,990,427		6,248,364
Embedded derivative BMP (3)		9,611,873		9,519,384
Mandatory convertible debentures issued by GSF		—		19,909,099
Long-term receivable GTAC (4)		674,403		541,251
Held-to-maturity investments (5)		389,957		545,174
Available-for-sale investments (6)		2,986,933		2,812,200
Shares of common stock of Imagina (14)		867,581		—
Loan and interest receivable from La Sexta		—		572,132
Derivative financial instruments (15)		15,000		145,009

Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018 (7)	Ps.	7,565,438	Ps.	7,825,723
Senior Notes due 2025 (8)		10,041,580		9,810,391
Senior Notes due 2032 (9)		5,582,657		5,466,460
Senior Notes due 2040 (10)		9,981,058		9,536,133
Peso-denominated debt:
Notes due 2020 (12)		10,636,900		10,007,300
Senior Notes due 2037 (11)		5,191,110		4,487,760
Short-term and long-term notes payable to Mexican banks (13)		14,535,200		14,972,478
Derivative financial instruments (15)		352,762		310,604

(1)

At December 31, 2012, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Mexican peso and U.S. dollar-denominated in 2012 and 2011). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)

At December 31, 2012, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.699,043 (U.S.$54.4 million) at December 31, 2012.

(3)

At December 31, 2012, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.961,187 (U.S.$74.8 million) at December 31, 2012.

(4)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.37,633 (U.S.$2.9 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes the fair value would exceed the carrying value by approximately Ps.105,073 (U.S$8.2 million) at December 31, 2012.

(5)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1,453 (U.S.$0.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.40,449 (U.S.$3.1 million) at December 31, 2012.

(6)

At December 31, 2012, these investments are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.298,693 (U.S.$23.2 million) at December 31, 2012.

(7)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1,140,438 (U.S.$88.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,896,981 (U.S.$147.6 million) at December 31, 2012.

(8)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.2,331,581 (U.S.$181.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.3,335,739 (U.S.$259.6 million) at December 31, 2012.

(9)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.1,727,657 (U.S.$134.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.2,285,922 (U.S.$177.9 million) at December 31, 2012.

(10)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.2,271,058 (U.S.$176.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.3,269,163 (U.S.$254.4 million) at December 31, 2012.

(11)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.691,110 (U.S.$53.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,210,221 (U.S.$94.2 million) at December 31, 2012.

(12)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.636,900 (U.S.$49.6 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,700,590 (U.S.$132.3 million) at December 31, 2012.

(13)

At December 31, 2012, fair value exceeded the carrying value of these notes by Ps.945,800 (U.S.$73.6 million). At December 31, 2012, a hypothetical 10% increase in Mexican interest rates of these notes, the fair value would exceed the carrying value by approximately Ps.2,399,319 (U.S.$186.7 million) at December 31, 2012.

(14)

At December 31, 2012, these shares are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.86,758 (U.S.$6.8 million) at December 31, 2012.

(15)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.

(b) Credit Risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of “AA” in local scale for domestic institutions and “BBB” in global scale for foreign institutions are accepted. If customers are independently rated, these ratings are used. If there is no independent rating, the Group’s risk control function assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Company’s management.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by the counterparties.

The Group historically has not had significant credit losses arising from customers.

(c) Liquidity Risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by corporate management. Corporate management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable external regulatory or legal requirements.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2012 and 2011, the Group held cash and cash equivalents of Ps.19,063,325 and Ps.16,275,924, respectively, and temporary investments of Ps.5,317,296 and Ps.5,422,563, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

The table below analyses the Group’s non-derivative and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less Than 12 Months January 1, 2013 to December 31, 2013		12-36 Months January 1, 2014 to December 31, 2015		36-60 Months January 1, 2016 to December 31, 2017		Maturities Subsequent to December 31, 2017		Total
At December 31, 2012
Debt(1)	Ps.	375,000	Ps.	544,620	Ps.	10,764,780	Ps.	42,105,000	Ps.	53,789,400
Finance lease liabilities		439,257		579,009		555,274		3,397,610		4,971,150
Derivative financial instruments (interest rate swaps)		1,176		—		132,075		219,511		352,762
Trade and other payables		1,374,217		758,371		347,181		248,968		2,755,737

	Less Than 12 Months January 1, 2012 to December 31, 2012		12-36 Months January 1, 2013 to December 31, 2014		36-60 Months January 1, 2015 to December 31, 2016		Maturities Subsequent to December 31, 2016		Total
At December 31, 2011
Debt(1)	Ps.	1,170,000	Ps.	413,820	Ps.	9,311,180	Ps.	45,932,000	Ps.	56,827,000
Finance lease liabilities		381,891		151,848		20,922		29,074		583,735
Derivative financial instruments (interest rate swaps)		—		—		138,599		172,005		310,604
Trade and other payables		1,723,018		246,271		196,175		164,558		2,330,022

(1)	The amounts of debt are disclosed on a nominal basis (see Note 13).

Certain of the Group’s derivative financial instruments (coupon swaps) are in hedge relationships and are due to settle within 12 months of the statement of financial position date. These contracts require undiscounted contractual cash inflows of U.S.$19.9 million and U.S.$67.5 million in 2012 and 2011, respectively and undiscounted contractual cash outflows of Ps.256,073 and Ps.852,220 in 2012 and 2011, respectively.

Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure in order to minimize the cost of capital.

5. Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. By definition, the resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of consolidated assets and liabilities within the next financial year are addressed below.

(a) Accounting for Programming

The Group produces a significant portion of programming for initial broadcast over its television networks in Mexico, its primary market. Following the initial broadcast of this programming, the Group then licenses some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, the Group must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). The Group then amortizes the production costs related to a given program over the expected future benefit period. Under this policy, the Group generally expenses approximately 70% of the production costs related to a given program in its initial broadcast run and defers and expenses the remaining production costs over the remainder of the expected future benefit period (see Note 2(g)).

The Group estimates the expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which the Group can exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than the estimate, the Group may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, the Group may have to extend the amortization schedule for the remaining capitalized production costs.

The Group also purchases programming from, and enters into license arrangements with, various third party programming producers and providers, pursuant to which it receives the rights to broadcast programming produced by third parties over its television networks in Mexico. In the case of programming acquired from third parties, the Group estimates the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, the Group estimates the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than the estimate, the Group may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, the Group may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

(b) Equity Investments

Some of the Group’s investments are structured as equity investments (see Notes 2 (c) and 10). As a result, the results of operations attributable to these investments are not consolidated with the results of the Group’s various segments for financial reporting purposes, but are reported as share of income (losses) of jointly controlled entities and associates in the consolidated income statement (see Note 10).

In the past, the Group has made significant capital contributions and loans to its joint ventures and associates, and it may in the future make additional capital contributions and loans to at least some of its joint ventures. In the past, these ventures have generated, and they may continue to generate, operating losses and negative cash flows as they continue to build and expand their respective businesses.

The Group periodically evaluates its investments in these joint ventures and associates for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, the Group evaluates whether any declines in value are other than temporary. The Group has taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, there can be no assurance that the Group’s future evaluations will not result in recognizing additional impairment charges for these investments.

Once the carrying balance of a given investment is reduced to zero, the Group evaluates whether it should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans guarantees it has provided to these joint ventures and associates, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, the Group periodically evaluates whether to continue to account for its various investments under the equity method.

(c) Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash generating unit.

There were no goodwill impairments recorded in 2012 and 2011.

(d) Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, the Group would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (l), 12 and 21). The Group has not recorded any significant impairment charges over the past few years.

(e) Deferred Income Taxes

The Group records its deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

(f) Financial Assets and Liabilities Measured at Fair Value

The Group has a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate the Group uses. To the extent such quoted market prices do not exist, management uses other means to determine fair value.

6. Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2012, 2011 and January 1, 2011, consisted of:

	December 31, 2012		December 31, 2011		January 1, 2011
Cash and bank accounts	Ps.	1,777,349	Ps.	943,698	Ps.	991,887
Short-term investments(1)		17,285,976		15,332,226		19,950,644

Total cash and cash equivalents	Ps.	19,063,325	Ps.	16,275,924	Ps.	20,942,531

(1)	Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2012, 2011 and January 1, 2011, consisted of:

	December 31, 2012		December 31, 2011		January 1, 2011
Short-term investments (2)	Ps.	43,435	Ps.	60,871	Ps.	122,403
Other financial assets (3)		5,153,058		5,157,836		9,869,511
Current maturities of non-current held-to-maturity securities		120,803		203,856		454,926

Total temporary investments	Ps.	5,317,296	Ps.	5,422,563	Ps.	10,446,840

(2)	Short-term investments with a maturity of over three months and up to one year at the date of acquisition.
(3)	Other financial assets include equity instruments held for trading and current held-to-maturity investments.

7. Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2012, 2011 and January 1, 2011 consisted of:

	December 31, 2012		December 31, 2011		January 1, 2011
Non-interest bearing notes received from customers as deposits and advances	Ps.	14,608,137	Ps.	13,465,534	Ps.	13,313,673
Trade accounts receivable		6,559,863		7,559,848		5,966,189
Allowance for doubtful accounts		(2,185,723)		(1,781,670)		(1,578,737)

	Ps.	18,982,277	Ps.	19,243,712	Ps.	17,701,125

8. Transmission Rights and Programming

At December 31, 2012, 2011 and January 1, 2011 transmission rights and programming consisted of:

	December 31, 2012		December 31, 2011		January 1, 2011
Transmission rights	Ps.	6,609,643	Ps.	6,394,688	Ps.	5,335,669
Programming		4,288,314		3,908,170		3,839,988

		10,897,957		10,302,858		9,175,657

Non-current portion of:
Transmission rights		4,138,222		3,949,693		3,268,187
Programming		2,297,387		2,174,220		1,903,055

		6,435,609		6,123,913		5,171,242

Current portion of transmission rights and programming	Ps.	4,462,348	Ps.	4,178,945	Ps.	4,004,415

9. Investments in Financial Instruments

At December 31, 2012, 2011 and January 1, 2011, the Group had the following investments in financial instruments:

	December 31, 2012		December 31, 2011		January 1, 2011
Loan and interest receivable from La Sexta (1)	Ps.	—	Ps.	572,132	Ps.	354,942
Held-to-maturity investments (5)		388,504		543,581		935,494
Available-for-sale financial assets:
1.5% Convertible Debentures due 2025 issued by BMP (2)		6,990,427		6,248,364		5,041,901
Embedded derivative – BMP		9,611,873		9,519,384		8,862,321
Mandatorily Convertible Debentures issued by GSF (3)		—		19,909,099		—
Shares of common stock of GSF (3)		—		457,633		—
Shares of common stock of Imagina (1)		867,581		—		—
Available-for-sale investments (4)		2,986,933		2,812,200		2,922,625
Other		22,306		22,027		26,142

	Ps.	20,867,624	Ps.	40,084,420	Ps.	18,143,425

(1)

As of December 31, 2011, the balance includes the Company’s 40.8% investment in shares of capital stock of La Sexta in the carrying amount of Ps.47,129, which was accounted for by the equity method through that date, and a related loan receivable in the principal amount of Ps.572,132, were classified as an investment held to sale in connection with an exchange transaction for a 14.5% equity participation in Imagina. In 2010, the Group made short-term loans in connection with its interest in La Sexta in the principal amount of €21.5 million (Ps.354,942). In February 2011, these loans were capitalized by the Company as an investment in La Sexta and the Company’s percentage ownership in La Sexta increased from 40.5% to 40.8% (see Notes 3, 10 and 21).

(2)

As of December 31, 2012, the Group held 1.5% Convertible Debentures due 2025 issued by BMP in the principal amount of U.S.$1,125 million (Ps.13,904,222). These convertible debentures are classified as available-for-sale financial assets in the Group’s consolidated statements of financial position (see Notes 3, 9, 14 and 19).

(3)

Through June 2012, the Group recognized its investment in debentures mandatorily convertible into common shares of GSF, as well as its 1.09% interest in shares of common stock of GSF, as equity financial instruments with changes in fair value accounted for as other comprehensive income or loss. In June 2012, the Group (i) converted the debentures into common shares of GSF and became the holder of a 50% equity interest in GSF; and (ii) recycled a cumulative net loss of Ps.933,000 to other finance expense in the consolidated statement of income for the year ended December 31, 2012, which was previously accounted for as other comprehensive income or loss; and (iii) recognized an initial investment in GSF, a jointly controlled entity, in the amount of Ps.18,738,057 (see Note 3).

(4)

The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The Group determined the fair value of this fund using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares (see Note 2 (i)).

(5)

Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2012, are as follows: Ps.123,373 in 2014, Ps.130,740 in 2015, Ps.81,453 in 2016 and Ps.52,938 thereafter. Held-to-maturity financial assets as of December 31, 2012 and 2011 and January 1, 2011 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2012 and 2011 is presented as follows:

	2012		2011
At January 1,	Ps.	38,946,680	Ps.	16,826,847
Exchange differences		(1,472,695)		2,113,352
Acquisition		867,581		20,366,732
Reclassification		(20,366,732)		—
Changes in fair value		2,481,980		(360,251)

At December 31,	Ps.	20,456,814	Ps.	38,946,680

10. Investments in Jointly Controlled Entities and Associates

At December 31, 2012, 2011 and January 1, 2011, the Group had the following investments in jointly controlled entities and associates accounted for by the equity method:

	Ownership as of December 31, 2012	December 31, 2012		December 31, 2011		January 1, 2011
Jointly controlled entities:
GSF (1)	50%	Ps.	18,072,210	Ps.	—	Ps.	—
GTAC (2)	33.3%		574,707		504,456		418,708
Associates:
BMP (3)	8%		2,539,814		2,443,103		1,613,892
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (4)	40%		842,328		810,386		815,381
La Sexta (see Note 9)			—		47,129		647,099
Other			82,256		131,011		119,313

		Ps.	22,111,315	Ps.	3,936,085	Ps.	3,614,393

(1)	Effective in June 2012, the Group shares equal governance rights that the other owner of GSF, and began to account for this jointly controlled entity under the equity method (see Note 3).
(2)

In 2010, Grupo de Comunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a jointly controlled entity, in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. GTAC started operations in the second half of 2011 and commercial services in the first quarter of 2012. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2027. As of December 31, 2012, 2011 an January 1, 2011, GTAC had used a principal amount of Ps.562,083, Ps.459,083 and Ps.372,083, respectively, under this credit facility, with a related accrued interest receivable of Ps.74,687, Ps.39,261 and Ps.11,980, respectively. The net investment in GTAC as of December 31, 2012, 2011 and January 1, 2011, include amounts receivable in connection with the credit facility to GTAC of Ps.648,720, Ps.504,456 and Ps.384,063, respectively (see Note 14).

(3)

The Group accounts for its 8% investment in common stock of BMP, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence over BMP’s operations. The Group determined it has the ability to exercise significant influence over the operating and financial policies of BMP because as of December 31, 2012, 2011 and January 1, 2011, the Group (i) owned 842,850, 745,461 and 526,336 Class “C” shares of common stock of BMP, respectively, representing 8%, 7.1% and 5% of the outstanding total shares of BMP as of those dates, respectively; (ii) held 1.5% Convertible Debentures due 2025 issued by BMP with interest payable on a quarterly basis, which can be converted into additional 4,858,485 shares of common stock of BMP equivalent to a 30% equity stake of BMP on a fully-diluted, as-converted basis, at the option of the Group, subject to certain conditions and regulations; (iii) owned an option to acquire at fair value additional shares of common stock of BMP representing 2%, 2.9% and 5% of the outstanding total shares of BMP as of those dates, respectively, subject to certain conditions and regulations; (iv) had three of 20 designated members of the Board of Directors of BMP; and (v) had entered into program license agreements with Univision, an indirect wholly-owned subsidiary of BMP, through the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP (see Notes 3, 9, 14 and 19).

(4)

OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., and is engaged in the live entertainment business in Mexico. In 2011, OCEN paid dividends to the Group in the aggregate amount of Ps.64,960. The investment in OCEN includes a goodwill of Ps.359,613 as of December 31, 2012, 2011 and January 1, 2011 (see Note 19).

Aggregate amounts of current assets, non-current assets, current liabilities and non-current liabilities as of December 31, 2012, 2011 and January 1, 2011, related to the Group’s interests in jointly controlled entities are set forth as follows:

	December 31,		December 31,		January 1,
	2012		2011		2011
Assets:
Current assets	Ps.	2,998,333	Ps.	73,570	Ps.	85,972
Non-current assets		13,065,320		476,142		348,880

Total assets		16,063,653		549,712		434,852

Liabilities:
Current liabilities		4,310,519		67,367		400,207
Non-current liabilities		5,129,837		459,083		—

Total liabilities		9,440,356		526,450		400,207

Net assets		6,623,297		23,262		34,645
Other concepts that are part of the investments:
Long-term credit facility and interest receivable from GTAC		648,720		504,456		384,063
Goodwill and other intangible assets		11,433,007		—		—
Corporate adjustments		(58,107)		(23,262)		—

Total investments	Ps.	18,646,917	Ps.	504,456	Ps.	418,708

Aggregate amounts of net sales, operating loss, loss before income taxes and net loss for the years ended December 31, 2012 and 2011, related to the Group’s interests in jointly controlled entities are set forth as follows:

	2012		2011
Net sales	Ps.	7,482,784	Ps.	16,000
Operating loss		(1,664,532)		(16,396)
Loss before income taxes		(2,175,491)		(23,272)
Net loss		(1,906,669)		(23,272)

Aggregate amounts of current assets, non-current assets, current liabilities and non-current liabilities as of December 31, 2012 and 2011 and January 1, 2011, related to the Group’s interests in associates are set forth as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Assets
Current assets	Ps.	1,448,538	Ps.	2,284,546	Ps.	2,744,435
Non-current assets		10,381,188		11,225,464		7,754,784

Total assets		11,829,726		13,510,010		10,499,219

Liabilities
Current assets		1,341,150		2,907,108		2,747,327
Non-current assets		12,191,286		11,808,757		7,356,358

Total liabilities		13,532,436		14,715,865		10,103,685

Net assets		(1,702,710)		(1,205,855)		395,534
Other concepts that are part of the investments:
Goodwill and other intangible assets		5,167,108		4,988,754		3,281,928
Corporate adjustments		—		(351,270)		(481,777)

Total investments	Ps.	3,464,398	Ps.	3,431,629	Ps.	3,195,685

Aggregate amounts of selected income (loss) for the years ended December 31, 2012 and 2011, related to the Group’s interests in associates are set forth as follows:

	2012		2011
Net sales	Ps.	4,554,872	Ps.	6,413,597
Operating loss		805,055		353,208
Loss before income taxes		99,758		(413,583)
Net income (loss)		57,900		(489,538)

The Group recognized its share of comprehensive loss of jointly control entities and associates for the years ended December 31, 2012 and 2011, as follows:

	2012		2011
Share of losses of jointly controlled entities and associates, net	Ps.	(666,602)	Ps.	(449,318)

Share of other comprehensive (loss) income of jointly controlled entities and associates:
Foreign currency translation adjustments, net		(291,460)		292,720
Gain (loss) on equity accounts, net		50,606		(37,314)

		(240,854)		255,406

	Ps.	(907,456)	Ps.	(193,912)

11. Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and land		Technical equipment		Satellite transponders		Furniture and fixtures		Transportation equipment		Computer equipment		Leasehold improvements		Construction in progress		Total
Cost:
January 1, 2011	Ps.	13,994,397	Ps.	45,130,429	Ps.	3,593,873	Ps.	823,033	Ps.	2,523,704	Ps.	3,665,716	Ps.	1,372,590	Ps.	2,860,281	Ps.	73,964,023
Additions		30,498		1,433,016		—		13,836		60,033		218,540		20,758		8,165,446		9,942,127
Retirements		(5,457)		(1,071,277)		—		(3,602)		(545,072)		(58,636)		(8,290)		(4,324)		(1,696,658)
Transfers and reclassifications		192,907		6,466,284		—		38,079		86,689		545,627		38,098		(7,367,684)		—
Acquisition of subsidiaries		3,275		234,232		—		5,264		7,235		43,962		—		—		293,968
Effect of translation		39,482		84,575		—		7,798		3,743		7,785		1,230		(166)		144,447

December 31, 2011		14,255,102		52,277,259		3,593,873		884,408		2,136,332		4,422,994		1,424,386		3,653,553		82,647,907
Additions		27,776		1,825,760		—		16,287		72,751		158,635		62,352		13,631,268		15,794,829
Retirements		(157,216)		(5,647,233)		—		(106,991)		(74,934)		(410,043)		(164,706)		(1,319)		(6,562,442)
Transfers and reclassifications		228,280		8,650,639		4,275,619		(51,549)		88,886		82,443		113,129		(13,387,447)		—
Acquisition of subsidiaries		—		18,384		—		1,513		1,241		752		4,872		—		26,762
Effect of translation		(23,495)		(100,489)		—		(18,921)		(1,788)		(5,618)		(1,561)		23		(151,849)

December 31, 2012	Ps.	14,330,447	Ps.	57,024,320	Ps.	7,869,492	Ps.	724,747	Ps.	2,222,488	Ps.	4,249,163	Ps.	1,438,472	Ps.	3,896,078	Ps.	91,755,207

Depreciation:
January 1, 2011	Ps.	(4,348,559)	Ps.	(25,793,988)	Ps.	(1,785,226)	Ps.	(473,861)	Ps.	(968,931)	Ps.	(2,535,821)	Ps.	(425,259)	Ps.	—	Ps.	(36,331,645)
Depreciation of the year		(338,084)		(5,001,849)		(177,475)		(49,546)		(229,589)		(522,304)		(114,339)		—		(6,433,186)
Retirements		12,247		777,231		—		(1,837)		224,415		54,980		(11,819)		—		1,055,217
Transfers and reclassifications		(7,290)		(24,839)		—		—		—		—		32,129		—		—
Effect of translation		(6,426)		(40,225)		—		(6,567)		(3,011)		(5,541)		(1,637)		—		(63,407)

December 31, 2011		(4,688,112)		(30,083,670)		(1,962,701)		(531,811)		(977,116)		(3,008,686)		(520,925)		—		(41,773,021)
Depreciation of the year		(213,347)		(6,071,153)		(239,201)		(57,198)		(222,578)		(609,205)		(133,220)		—		(7,545,902)
Write-off of the year		—		(25,247)		—		—		—		—		—		—		(25,247)
Retirements		89,953		5,178,719		—		102,268		66,965		386,262		47,210		—		5,871,377
Transfers and reclassifications		5,870		(250,452)		—		(977)		252		250,513		(5,206)		—		—
Acquisition of subsidiaries		—		(7,379)		—		(605)		(267)		(288)		(2,036)		—		(10,575)
Effect of translation		10,670		56,358		—		17,489		2,633		3,285		917		—		91,352

December 31, 2012	Ps.	(4,794,966)	Ps.	(31,202,824)	Ps.	(2,201,902)	Ps.	(470,834)	Ps.	(1,130,111)	Ps.	(2,978,119)	Ps.	(613,260)	Ps.	—	Ps.	(43,392,016)

Book value:
At January 1, 2011	Ps.	9,645,838	Ps.	19,336,441	Ps.	1,808,647	Ps.	349,172	Ps.	1,554,773	Ps.	1,129,895	Ps.	947,331	Ps.	2,860,281	Ps.	37,632,378

At December 31, 2011	Ps.	9,566,990	Ps.	22,193,589	Ps.	1,631,172	Ps.	352,597	Ps.	1,159,216	Ps.	1,414,308	Ps.	903,461	Ps.	3,653,553	Ps.	40,874,886

At December 31, 2012	Ps.	9,535,481	Ps.	25,821,496	Ps.	5,667,590	Ps.	253,913	Ps.	1,092,377	Ps.	1,271,044	Ps.	825,212	Ps.	3,896,078	Ps.	48,363,191

Depreciation charged to income in 2012 and 2011 was Ps.7,571,149 and Ps.6,433,186, respectively.

In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on Intelsat IS-21 satellite, mainly for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 replaced Intelsat IS-9 as Sky’s primary transmission satellite and started service in the fourth quarter of 2012. This lease agreement contemplates monthly payments of U.S.$3.0 million to be paid by Sky beginning in the fourth quarter of 2012. In October 2012, the Group recognized this agreement as a finance lease obligation in the net amount of U.S.$326.3 million (Ps.4,192,955).

12. Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible assets with indefinite useful lives						Intangible assets with finite useful lives
Changes	Goodwill		Trademarks		Concessions		Licenses		Subscriber lists		Other intangible assets		Total
Cost:
January 1, 2011	Ps.	2,677,551	Ps.	1,749,493	Ps.	3,775,969	Ps.	1,881,371	Ps.	2,894,556	Ps.	876,292	Ps.	13,855,232
Additions		31,104		—		58,821		404,535		4,624		348,963		848,047
Retirements		—		—		—		(1,159)		(99,500)		(20,929)		(121,588)
Transfers and reclassifications		(86,813)		—		86,813		—		(13,880)		13,880		—
Effect of translation		—		272		—		1,241		—		6,376		7,889

December 31, 2011		2,621,842		1,749,765		3,921,603		2,285,988		2,785,800		1,224,582		14,589,580
Additions		—		10,000		15,432		561,867		175,261		882,662		1,645,222
Retirements		(310)		—		—		(624,227)		(281,000)		(28,467)		(934,004)
Acquisition of subsidiaries		—		—		—		6,534		10,386		—		16,920
Transfers and reclassifications		—		—		(43,856)		—		—		43,856		—
Effect of translation		—		(509)		—		(139)		—		(3,515)		(4,163)

December 31, 2012	Ps.	2,621,532	Ps.	1,759,256	Ps.	3,893,179	Ps.	2,230,023	Ps.	2,690,447	Ps.	2,119,118	Ps.	15,313,555

Amortization:
January 1, 2011	Ps.	—	Ps.	—	Ps.	(268,799)	Ps.	(1,097,105)	Ps.	(1,223,630)	Ps.	(148,623)	Ps.	(2,738,157)
Amortization of the year		—		—		(1,839)		(433,176)		(385,243)		(108,108)		(928,366)
Write-off and other amortization of the year		(49,900)		—		—		—		—		(226,529)		(276,429)
Retirements		—		—		—		(1,823)		24,506		12,455		35,138
Transfers and reclassifications		—		—		—		—		1,834		(1,834)		—
Effect of translation		—		—		—		(984)		—		(6,851)		(7,835)

December 31, 2011		(49,900)		—		(270,638)		(1,533,088)		(1,582,533)		(479,490)		(3,915,649)
Amortization of the year		—		—		—		(400,265)		(364,940)		(163,133)		(928,338)
Other amortization of the year		—		—		—		—		—		(195,957)		(195,957)
Retirements		—		—		—		561,302		273,979		20,745		856,026
Acquisition of subsidiaries		—		—		—		(2,940)		(5,193)		—		(8,133)
Transfers and reclassifications		—		—		33,444		—		—		(33,444)		—
Effect of translation		—		—		—		686		—		4,601		5,287

December 31, 2012	Ps.	(49,900)	Ps.	—	Ps.	(237,194)	Ps.	(1,374,305)	Ps.	(1,678,687)	Ps.	(846,678)	Ps.	(4,186,764)

Book value:
At January 1, 2011	Ps.	2,677,551	Ps.	1,749,493	Ps.	3,507,170	Ps.	784,266	Ps.	1,670,926	Ps.	727,669	Ps.	11,117,075

At December 31, 2011	Ps.	2,571,942	Ps.	1,749,765	Ps.	3,650,965	Ps.	752,900	Ps.	1,203,267	Ps.	745,092	Ps.	10,673,931

At December 31, 2012	Ps.	2,571,632	Ps.	1,759,256	Ps.	3,655,985	Ps.	855,718	Ps.	1,011,760	Ps.	1,272,440	Ps.	11,126,791

Amortization charged to income in 2012 and 2011 was Ps.1,124,295 and Ps.1,204,795, respectively.

The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2012, were as follows:

	Balance as of December 31, 2011		Acquisitions		Foreign Currency Translation Adjustments		Adjustments/ Reclassifications		Balance as of December 31, 2012
Goodwill:
Content	Ps.	242,283	Ps.	—	Ps.	—	Ps.	(310)	Ps.	241,973
Cable and Telecom		1,859,048		—		—		—		1,859,048
Publishing		470,611		—		—		—		470,611

	Ps.	2,571,942	Ps.	—	Ps.	—	Ps.	(310)	Ps.	2,571,632

Trademarks (see Note 3):
Publishing	Ps.	465,474	Ps.	—	Ps.	(509)	Ps.	—	Ps.	464,965
Cable and Telecom		1,284,291		—		—		—		1,284,291
Other		—		10,000		—		—		10,000

	Ps.	1,749,765	Ps.	10,000	Ps.	(509)	Ps.	—	Ps.	1,759,256

13. Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of December 31, 2012, 2011 and January 1, 2011 were as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
U.S. dollar debt:
8% Senior Notes due 2011	Ps.	—	Ps.	—	Ps.	889,066
6% Senior Notes due 2018 (1)		6,388,636		6,946,173		6,129,009
6.625% Senior Notes due 2025 (1)		7,240,710		7,879,501		6,859,453
8.50% Senior Notes due 2032 (1)		3,821,000		4,157,784		3,668,909
6.625% Senior Notes due 2040 (1)		7,538,562		8,209,292		7,230,383
Bank loan facility (Empresas Cablevisión) (2)		—		—		2,780,460

Total U.S. dollar debt		24,988,908		27,192,750		27,557,280

Mexican peso debt:
7.38% Notes due 2020 (3)		9,944,750		9,937,697		9,930,644
8.49% Senior Notes due 2037 (1)		4,482,297		4,481,572		4,480,815
Bank loans (4)		8,586,064		9,582,767		999,424
Bank loans (Sky) (5)		3,500,000		3,500,000		3,500,000
Bank loans (TVI) (6)		1,489,400		1,270,000		580,000

Total Mexican peso debt		28,002,511		28,772,036		19,490,883

Total debt (9)		52,991,419		55,964,786		47,048,163
Less: Short-term debt and current portion of long-term debt		375,000		1,169,872		1,468,490

Long-term debt, net of current portion	Ps.	52,616,419	Ps.	54,794,914	Ps.	45,579,673

Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	4,132,365	Ps.	225,575	Ps.	414,921
Other (8)		838,785		358,160		214,890

Total finance lease obligations		4,971,150		583,735		629,811
Less: Current portion		439,257		381,891		280,137

Finance lease obligations, net of current portion	Ps.	4,531,893	Ps.	201,844	Ps.	349,674

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

(2)

This bank loan facility with an original maturity in 2012 was entered into by Empresas Cablevisión in the aggregate principal amount of U.S.$225 million. Annual interest on this loan facility was payable on a quarterly basis at LIBOR plus an applicable margin that ranged from 0.475% to 0.800% depending on a leverage ratio. In March 2011, Empresas Cablevisión prepaid all amounts outstanding under this loan facility.

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

(4)

In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600,000, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. This line item also include in 2011, outstanding balance in the principal amount of Ps.1,000,000, in connection with certain credit agreement entered into by the Company with a Mexican bank, with maturity in 2012. Interest on this loan was 10.35% per annum, payable on a monthly basis. Under the terms of this credit agreement, the Company and certain restricted subsidiaries engaged in Television Broadcasting, Pay Television Networks and Programming Exports were required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, dividend payments, issuance and sale of capital stock, and liens. In April 2012, the Company repaid this loan in full at its maturity.

(5)

Includes in 2012 and 2011, two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400,000 and Ps.2,100,000, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This Sky long-term indebtedness is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.

(6)

Includes in 2012 and 2011, outstanding balances in the aggregate principal amount of Ps.1,489,400 and Ps.1,270,000, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2013 and 2017, bearing interest at an annual rate in the range of TIIE plus 1.90% to TIIE plus 2.50%, with interest payable on a monthly basis.

(7)

Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service. This line item also includes in 2012 and 2011 the agreement to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The agreement provided that the service term for IS-9 was to end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In 2010, Intelsat notified Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement were terminated in October 2012 (see Note 11).

(8)

Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. The capital leases have terms which expire at various dates between 2013 and 2029.

(9)	Total debt is presented net of unamortized finance costs as of December 31, 2012, 2011 and January 1, 2011, in the aggregate amount of Ps.797,981, Ps.862,214 and Ps.916,639, respectively.

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2012, are as follows:

2013	Ps.	375,000
2014		270,960
2015		273,660
2016		9,178,855
2017		1,585,925
Thereafter		42,105,000

	Ps.	53,789,400

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2012, are as follows:

2013	Ps.	779,425
2014		603,480
2015		563,470
2016		544,255
2017		540,569
Thereafter		4,740,888

		7,772,087
Less: Amount representing interest		2,800,937

	Ps.	4,971,150

14. Financial Instruments

The Group’s financial instruments recorded in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, convertible debentures issued by BMP with an option to convert these debentures into common stock of BMP, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 13) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option, interest rate swap and share put option agreements is based on quotes obtained from financial institutions.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2012, 2011 and January 1, 2011 were as follows:

	December 31, 2012				December 31, 2011				January 1, 2011
	Carrying Value		Fair Value		Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	5,317,296	Ps.	5,317,296	Ps.	5,422,563	Ps.	5,422,563	Ps.	10,446,840	Ps.	10,446,840
Trade notes and accounts receivable, net		18,982,277		18,982,277		19,243,712		19,243,712		17,701,125		17,701,125
1.5% Convertible Debentures due 2025 issued by BMP (see Note 9)		6,990,427		6,990,427		6,248,364		6,248,364		5,041,901		5,041,901
Embedded derivative		9,611,873		9,611,873		9,519,384		9,519,384		8,862,321		8,862,321
Long-term loan and interest receivable from GTAC (see Note 10)		636,770		674,403		498,344		541,251		384,063		442,840
Held-to-maturity investments (see Note 9)		388,504		389,957		543,581		545,174		935,494		933,606
Shares of common stock of Imagina (see Note 9)		867,581		867,581		—		—		—		—
Loan and interest receivable from La Sexta assets (see Note 9)		—		—		572,132		572,132		354,942		354,942
Mandatorily Convertible Debentures issued by GSF (see Note 9)		—		—		19,909,099		19,909,099		—		—
Other available-for-sale financial assets (see Note 9)		2,986,933		2,986,933		2,812,200		2,812,200		2,922,625		2,922,625
Liabilities:
Senior Notes due 2011, 2018, 2025, 2032 and 2040	Ps.	25,700,000	Ps.	33,170,733	Ps.	27,957,000	Ps.	32,638,707	Ps.	25,604,342	Ps.	28,801,931
Senior Notes due 2037		4,500,000		5,191,110		4,500,000		4,487,760		4,500,000		4,207,320
Notes due 2020		10,000,000		10,636,900		10,000,000		10,007,300		10,000,000		9,474,300
Short-term loans and long-term notes payable to Mexican banks		13,589,400		14,535,200		14,370,000		14,972,478		5,080,000		5,442,615
Finance lease obligations		4,971,150		4,886,123		583,735		583,735		629,811		629,811
Bank loan facility (Empresas Cablevisión)		—		—		—		—		2,780,460		2,575,555

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2012, 2011 and January 1, 2011 were as follows:

December 31, 2012:
	Carrying Value			Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Derivative Financial Instruments
Assets:
Derivatives not recorded as accounting hedges:
Options (e)	Ps.	12,419		U.S.$405,000	2013, 2014 and 2015
TVI’s interest rate swap (g)		1,443		Ps.1,300,000	February 2016
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)		1,138		U.S.$600,000/Ps.7,644,600	January 2013

Total assets	Ps.	15,000	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (c)	Ps.	132,075		Ps.1,400,000	April 2016
TVI’s forward (h)		1,176		U.S.$3,000/Ps.39,804	January 2013
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (f)		219,511		Ps.2,500,000	March 2018

Total liabilities	Ps.	352,762

December 31, 2011:
	Carrying Value			Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Derivative Financial Instruments
Assets:
Derivatives not recorded as accounting hedges:
Options (e)	Ps.	50,279		U.S.$337,500	2012, 2013 and 2014
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)		94,730		U.S.$2,000,000/ Ps. 24,189,000	January, March and May 2012

Total assets	Ps.	145,009	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (c)	Ps.	138,599		Ps. 1,400,000	April 2016
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (f)		172,005		Ps. 2,500,000	March 2018

Total liabilities	Ps.	310,604

January 1, 2011:
	Carrying Value			Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Derivative Financial Instruments
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Empresas Cablevisión’s cross-currency swaps (b)	Ps.	189,400		U.S.$225,000/Ps. 2,435,040	December 2012

Total assets	Ps.	189,400

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)	Ps.	74,329		U.S.$2,000,000/ Ps. 25,727,550	March and July 2011
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (c)		102,485		Ps.1,400,000	April 2016
Cablemás embedded derivatives (d)		1,043		U.S.$3,852	July 2011 to February 2018

Total liabilities	Ps.	177,857

(1)	Includes derivative financial instruments of Ps.2,373 that were classified in current assets in the consolidated statement of financial position as of December 31, 2012.
(a)

In order to reduce the adverse effects of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, during 2012 and 2011, the Company entered into interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican Peso depreciation on interest payments to be made in 2013, 2012 and 2011. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$600 million and U.S.$2,000 million as of December 31, 2012 and 2011, respectively, at an average annual rate of 6.6250% and 6.75%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of Ps.7,644,600 and Ps.24,189,000 as of December 31, 2012 and 2011, respectively, at an average annual rate of 6.5896% and 6.91%, respectively, without an exchange of the notional amount upon which the payments are based. As a result of the change in fair value of these transactions, in the years ended December 31, 2012 and 2011, the Company recorded a gain (loss) of Ps.41,336 and Ps.(88,470), respectively, relating to the interest rate swaps not recorded as accounting hedges, in consolidated finance expense, net (other finance expense), and as of December 31, 2012 and 2011, the Company has recorded in consolidated equity, as accumulated other comprehensive income or loss attributable to stockholders of the Company, a cumulative gain for changes in fair value of Ps.1,138 and Ps.94,730, respectively, relating to interest rate swaps recorded as accounting hedges.

(b)

In December 2007, in connection with the issuance of its U.S.$225 million long-term debt, Empresas Cablevisión entered into a cross-currency swap agreement to hedge interest rate risk and foreign currency exchange risk on such long-term debt. Under this agreement, Empresas Cablevisión received variable rate coupon payments in U.S. dollars at an annual interest rate of LIBOR to 90 days plus 42.5 basis points, and principal amount payments in U.S. dollars, in exchange for fixed rate coupon payments in Mexican Pesos at an annual interest rate of 8.3650%, and principal amount payments in Mexican Pesos. At the final exchange, Empresas Cablevisión would receive a principal amount of U.S.$225 million, in exchange for Ps.2,435,040. At December 31, 2010, this derivative contract qualified as a cash flow hedge, and therefore, the Group had recorded in consolidated accumulated other comprehensive income or loss, a cumulative gain for changes in fair value of Ps.170,003, together with a cumulative unrealized foreign exchange loss of Ps.322,965, related to the long-term debt. In March 2011, Empresas Cablevisión liquidated this derivative contract and received a cash amount of U.S.$7.6 million (Ps.91,200) in connection with a prepayment of its U.S.$225 million debt (see Note 13).

(c)

In December 2006, Sky entered into a derivative transaction agreement from April 2009 through April 2016 to hedge the variable interest rate exposure resulting from a Mexican Peso loan of a total principal amount of Ps.1,400,000. Under this transaction, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. The Group recorded the change in fair value of this transaction as interest expense in consolidated other finance expense, net (see Note 13).

(d)

Certain Cablemás office lease agreements included embedded derivatives identified as forwards for obligations denominated in U.S. Dollars. The Group recognized changes in related fair value as foreign exchange gain or loss in consolidated finance expense, net. In March 2011, Cablemás terminated these lease agreements.

(e)

In December 2012 and 2011, the Company entered into derivative agreements (“knock-out option calls”) with two financial institutions to reduce the adverse effect of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, and hedge against severe Mexican peso depreciation on interest payments to be made in the second half of 2012, 2013, 2014 and 2015. Under these transactions, the Company has the option to receive in 2012 and 2011 an aggregate amount of U.S.$135.0 million in exchange for an aggregate amount of Ps.2,497,500, and U.S.$337.5 million in exchange for aggregate amount of Ps.6,041,250, respectively, at maturity dates between July 2012, November 2014 and November 2015, only if the exchange rate of the Mexican peso during each agreement period is not above a limit agreed between the parties. If the exchange rate exceeds such limit at any time during the agreement period, the option is extinguished. The Company paid in 2012 and 2011 premiums for these agreements in the aggregate amount of U.S.$0.9 million (Ps.11,489) and U.S.$2.56 million (Ps.34,812), respectively. The Company recognized the change in fair value of this transaction as well as the related premium amortization in consolidated finance expense, net (other finance expense, net).

(f)

In March 2011, the Company entered into a derivative transaction agreement (interest rate swap) from March 2011 through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives 28-day payments based on an aggregate notional amount of Ps.2,500,000 through September 2016, Ps.1,875,000 through March 2017, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes 28-day payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company recognized the change in fair value of this transaction in consolidated finance expense, net (other finance expense, net).

(g)

In 2012, TVI entered into a derivative transaction agreement (interest rate swap) from January 2012 through February 2016 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,300,000. Under this transaction, the Company receives 28-day payments based on an aggregate notional amount of Ps.1,300,000 and payment based on the same notional at annual fixed rate of 5.032%. As a result of the change in fair value of these transactions, in the year ended December 31,2012, TVI recorded a loss of Ps.867, in consolidated other finance expense, net.

(h)

At December 31, 2012, TVI had foreign currency contracts in the aggregate notional amount of U.S.$3.0 million to exchange U.S. dollars for Mexican pesos at an average rate of Ps.13.2680 per U.S. dollar in 2013.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All Fair Value Adjustments as of December 31, 2012 and 2011 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative instruments. Fair value as of December 31, 2012 and 2011, were calculated as follows:

Financial assets and liabilities measured at fair value as of December 31, 2012 and 2011:

	Balance as of December 31, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,317,296	Ps.	2,844,386	Ps.	2,472,910	Ps.	—
Available-for-sale investments:
Open ended fund		2,986,933		—		2,986,933		—
Convertible Debentures due 2025		6,990,427		—		—		6,990,427
Embedded derivative BMP		9,611,873		—		—		9,611,873
Shares of Common Stock of Imagina		867,581		—		—		867,581
Derivative financial instruments		15,000		—		15,000		—

Total	Ps.	25,789,110	Ps.	2,844,386	Ps.	5,474,843	Ps.	17,469,881

Liabilities:
Derivative financial instruments	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

Total	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,422,563	Ps.	2,735,124	Ps.	2,687,439	Ps.	—
Available-for-sale investments:
Open ended fund		2,812,200		—		2,812,200		—
Convertible Debentures due 2025		6,248,364		—		—		6,248,364
Embedded derivative BMP		9,519,384		—		—		9,519,384
GSF convertible debenture		19,909,099		—		—		19,909,099
Derivative financial instruments		145,009		—		145,009		—

Total	Ps.	44,056,619	Ps.	2,735,124	Ps.	5,644,648	Ps.	35,676,847

Liabilities:
Derivative financial instruments	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

Total	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2012.

	Financial assets
Balance at beginning of year	Ps.	35,676,847
Reclassification to investment in jointly controlled entities and associates		(19,909,099)
Included in finance expense		(367,937)
Included in other comprehensive income		1,415,437
Shares of Common Stock of Imagina		654,633

Balance at the end of year	Ps.	17,469,881

Temporary Investments

Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the consolidated statement of financial position date, stock and other financial instruments denominated principally in U.S. dollars and Mexican pesos (see Notes 2 (f) and 6).

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

Available-for-Sale Investments

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

Open ended fund

The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

BMP Convertible Debentures due 2025

As described in Note 3, on December 20, 2010, the Company made a cash investments in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the Company’s option into additional shares currently equivalent to a 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 4 and 9).

The Group determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. The Group´s estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures are classified in Level 3.

GSF Unsecured Convertible Debentures

As described in Note 3, on April 7, 2011, the Company reached an agreement with GSF, the controlling company of Iusacell, under which the Company made an investment of U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that are mandatorily convertible into shares of common stock of GSF.

The Group determined the fair value of the Convertible Debentures using the expected present value valuation methodology based on post-tax discontinued cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 13% to 15%, among others. The Group´s estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures are classified in level 3.

Derivative financial instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2 (v), 4 and 14).

The Group´s derivative portfolio is entirely over-the-counter (“OTC”). The Group´s derivatives are valued using industry standard valuation models; projecting future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies.

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group´s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.

15. Post-employment Benefits

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

Post-employment benefits are actuarially determined by using real assumptions and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 6.5% and 7.0% discount rate and 5.0% and 5.5% salary scale for 2012 and 2011, respectively. The Group used a 6.5% and 7.7% return on assets rate for 2012 and 2011, respectively. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2012, 2011 and January 1, 2011, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.

The reconciliation between defined benefit obligations and post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2012, 2011 and January 1, 2011 is presented as follows:

	Pensions		Seniority Premiums		December 31, 2012		December 31, 2011		January 1, 2011
Vested benefit obligations	Ps.	359,664	Ps.	238,488	Ps.	598,152	Ps.	325,611	Ps.	260,210
Unvested benefit obligations		1,344,893		67,466		1,412,359		1,443,837		1,411,867

Defined benefit obligations		1,704,557		305,954		2,010,511		1,769,448		1,672,077
Fair value of plan assets		1,348,334		520,423		1,868,757		1,798,158		1,783,737

Underfunded (overfunded) status of the plan assets		356,223		(214,469)		141,754		(28,710)		(111,660)
Prior service cost (benefit) for plan amendments (1)		(104,290)		1,388		(102,902)		(76,380)		(58,925)

Post-employment liability (asset)	Ps.	251,933	Ps.	(213,081)	Ps.	38,852	Ps.	(105,090)	Ps.	(170,585)

(1)	As of December 31, 2012, 2011 and January 1, 2011, the unrecognized prior service cost or benefit for plan amendments is to be amortized over the average remaining service period of employees.

The components of net periodic pension and seniority premium cost for the years ended December 31, consisted of the following:

	2012		2011
Service cost	Ps.	110,479	Ps.	105,883
Interest cost		117,646		111,508
Prior service cost for plan amendments		(13,692)		(13,683)
Expected return on plan assets		(122,936)		(132,362)
Loss on curtailments and settlements		(332)		(1,584)
Business acquisition		356		—

Net cost	Ps.	91,521	Ps.	69,762

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2012 and 2011 associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		December 31, 2012		December 31, 2011
Defined benefit obligations:
Beginning of year	Ps.	1,490,883	Ps.	278,565	Ps.	1,769,448	Ps.	1,672,077
Service cost		83,365		27,114		110,479		105,883
Interest cost		99,538		18,108		117,646		111,508
Benefits paid		(47,523)		(12,113)		(59,636)		(60,938)
Actuarial loss (gain)		78,283		(5,734)		72,549		(59,082)
Business acquisition		11		14		25		—

End of year		1,704,557		305,954		2,010,511		1,769,448

Fair value of plan assets:
Beginning of year		1,288,674		509,484		1,798,158		1,783,737
Actuarial return on plan assets		87,504		35,432		122,936		132,362
Actuarial (loss) gain		8,384		(10,900)		(2,516)		(62,449)
Contributions		—		400		400		1,390
Benefits paid		(36,228)		(13,993)		(50,221)		(56,882)

End of year		1,348,334		520,423		1,868,757		1,798,158

Underfunded (overfunded) status of the plan assets	Ps.	356,223	Ps.	(214,469)	Ps.	141,754	Ps.	(28,710)

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2012 and 2011 are as follows:

	Pensions		Seniority Premiums		December 31, 2012		December 31, 2011
Beginning net post-employment liability (asset)	Ps.	80,181	Ps.	(185,271)	Ps.	(105,090)	Ps.	(110,044)
Adoption cost		—		—		—		(60,541)
Net periodic cost		102,334		(10,813)		91,521		69,762
Contributions		—		(400)		(400)		(1,390)
Actuarial loss		69,899		5,166		75,065		(2,218)
Benefits paid		(481)		(21,763)		(22,244)		(659)

Ending net post-employment liability (asset)	Ps.	251,933	Ps.	(213,081)	Ps.	38,852	Ps.	(105,090)

The post-employment benefits as of December 31, 2012 and 2011 and actuarial adjustments for the years ended December 31, 2012 and 2011, are summarized as follows:

	December 31, 2012		December 31, 2011
Pensions:
Defined benefit obligations	Ps.	1,704,557	Ps.	1,490,883
Plan assets		1,348,334		1,288,674
Unfunded (overfunded) status of the plans		356,223		202,209
Actuarial adjustments (1)		69,899		12,451
Seniority premiums:
Defined benefit obligations	Ps.	305,954	Ps.	278,565
Plan assets		520,423		509,484
Unfunded (overfunded) status of the plans		(214,469)		(230,919)
Actuarial adjustments (1)		5,166		(9,084)

(1)	On defined benefit obligations and plan assets.

Pension and Seniority Premium Plan Assets

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments. The Group’s target allocation in the foreseeable future is to maintain approximately 20% in equity securities and 80% in fixed rate instruments.

The weighted average asset allocation by asset category as of December 31, 2012, 2011 and January 1, 2011 was as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Equity securities (1)	24.4%	15.2%	17.1%
Fixed rate instruments	75.6%	84.8%	82.9%

Total	100.0%	100.0%	100.0%

(1)	Included within plan assets at December 31, 2012, 2011 and January 1, 2011 are shares of the Company held by the trust with a fair value of Ps.208,749, Ps.179,632 and Ps.284,623, respectively.

The weighted average expected long-term rate of return of plan assets of 7.2% and 7.7% were used in determining net periodic pension cost in 2012 and 2011, respectively. This rate reflects an estimate of long-term future returns for the plan assets. This estimate is primarily a function of the asset classes (equities versus fixed income) in which the plan assets are invested and the analysis of past performance of these asset classes over a long period of time. This analysis includes expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2012, 2011 and January 1, 2011:

	Balance as of December 31, 2012		Quoted prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	208,749	Ps.	208,749	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		858,260		858,260		—		—
Money market securities (3)		545,533		545,533		—		—
Other equity securities		256,215		176,809		79,406		—

Total investment assets	Ps.	1,868,757	Ps.	1,789,351	Ps.	79,406	Ps.	—

	Balance as of December 31, 2011		Quoted prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	179,632	Ps.	179,632	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		845,656		845,656		—		—
Money market securities (3)		680,271		680,271		—		—
Other equity securities		92,599		36,615		55,984		—

Total investment assets	Ps.	1,798,158	Ps.	1,742,174	Ps.	55,984	Ps.	—

	Balance as of January 1, 2011		Quoted prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	284,623	Ps.	284,623	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		718,017		718,017		—		—
Money market securities (3)		756,097		756,097		—		—
Other equity securities		25,000		—		25,000		—

Total investment assets	Ps.	1,783,737	Ps.	1,758,737	Ps.	25,000	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Compamy’s CPOs.
(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group does not expect to make significant contributions to its plan assets in 2013.

16. Capital Stock, Stock Purchase Plan and Long-term Retention Plan

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

In April 2011, the Company’s stockholders approved, among other matters: (i) the merger of Cablemás, S.A. de C.V. into the Company, for which regulatory approvals were obtained in the first half of 2011; (ii) an increase in the capital stock of the Company in the aggregate amount of Ps.1,359,040, which consisted of 2,901.6 million shares in the form of 24.8 million CPOs, in connection with the merger of Cablemás, S.A. de C.V. into the Company , by which the Company increased its interest in the Cablemás business from 90.8% to 100% (see Note 3); and (iii) an additional issuance of 17,550 million shares of the capital stock of the Company in the form of 150 million CPOs, in the aggregate amount of Ps.10,500,000, which was paid in cash primarily by the special purpose trust of the Company’s Long-Term Retention Plan in October 2011.

At December 31, 2012, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company’s Trust (3)	Outstanding
Series “A” Shares	123,273.9	—	(9,716.6)	113,557.3
Series “B” Shares	58,982.9	—	(6,292.7)	52,690.2
Series “D” Shares	90,086.5	—	(6,261.3)	83,825.2
Series “L” Shares	90,086.5	—	(6,261.3)	83,825.2

Total	362,429.8	—	(28,531.9)	333,897.9

Shares in the form of CPOs	301,145.5	—	(20,930.6)	280,214.9
Shares not in the form of CPOs	61,284.3	—	(7,601.3)	53,683.0

Total	362,429.8	—	(28,531.9)	333,897.9

CPOs	2,573.9	—	(178.9)	2,395.0

(1)	As of December 31, 2012, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)

In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. In April 2012, the Company’s stockholders approved the cancellation of 4,563.5 million shares of capital stock in the form of 39.0 million CPOs which were repurchased by the Company under this program.

(3)	In connection with the Company’s Stock Purchase Plan and Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2012 and 2011 is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2011	111,058.2	51,165.5	81,399.6	81,399.6	325,022.9	2,325.7
Acquired by a Company’s trust	(3,835.6)	(3,375.3)	(5,369.8)	(5,369.8)	(17,950.5)	(153.4)
Repurchased by the Company	(5.0)	(4.4)	(7.0)	(7.0)	(23.4)	(0.2)
Issuance of shares and CPOs	4,370.0	3,845.6	6,118.0	6,118.0	20,451.6	174.8
Released by the stock plans	1,021.9	559.5	890.0	890.0	3,361.4	25.4

As of December 31, 2011	112,609.5	52,190.9	83,030.8	83,030.8	330,862.0	2,372.3
Acquired by a Company’s trust	(78.4)	(69.0)	(109.8)	(109.8)	(367.0)	(3.1)
Released by the stock plans	1,026.2	568.3	904.2	904.2	3,402.9	25.8

As of December 31, 2012	113,557.3	52,690.2	83,825.2	83,825.2	333,897.9	2,395.0

Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.

Holders of Series “D” Shares are entitled to receive an annual, cumulative and preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034412306528 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares nominal Ps.0.00688246130560 per share before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.

At December 31, 2012, the restated tax value of the Company’s common stock was Ps.39,695,224. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Stock Purchase Plan

The Company has adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the conditional sales of up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2012, 2011 and January 1, 2011, the Company had assigned approximately 125.7 million CPOs, at sale prices that range from Ps.11.21 to Ps.26.16 per CPO, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.

In January 2013, 2012 and 2011, 2.7 million CPOs, 2.8 million CPOs and 2.7 million CPOs, respectively, were vested and transferred to participants to be paid pursuant to this Plan.

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the conditional sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2012, 2011 and January 1, 2011, the Company had assigned approximately 173.8 million CPOs, 150.5 million CPOs and 125.5 million CPOs or CPOs equivalent, respectively, at sale prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and vesting periods between 2008 and 2015. In 2012 and 2011, 26.3 million CPOs and 26.0 million CPOs, respectively, were vested and transferred to participants pursuant to this Retention Plan.

As of December 31, 2012, the designated Retention Plan trust owned approximately 4.7 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price of approximately Ps.28.05 per CPO, subject to certain conditions, in vesting periods between 2013 and 2023.

In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense (see Note 2(x)) by using the Black-Scholes pricing model at the date on which the stock was conditionally sold to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan		Long-Term Retention Plan
Arrangements:
Year of grant	2004	2010	2009	2010	2011	2012
Number of CPOs or CPOs equivalent granted	32,918	8,300	24,857	24,869	25,000	25,000
Contractual life	1-3 years	1-3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	3%	0.64%	0.82%	0.48%	0.65%	0.66%
Expected volatility (1)	21.81%	35%	31%	35%	25%	27%
Risk-free interest rate	6.52%	4.96%	5%	5%	5.80%	4.90%
Expected average life of awards	2.62 years	1.22 years	2.89 years	2.93 years	3.01 years	2.99 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2012		2011
	CPOs or CPOs equivalent	Weighted- Average Exercise Price	CPOs or CPOs equivalent	Weighted- Average Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	7,738	13.45	8,852	12.95
Conditionally sold	—	—	—	—
Paid by employees	(2,796)	13.45	(1,114)	8.55
Forfeited	—	—	—	—

Outstanding at end of year	4,942	13.45	7,738	13.45

To be paid by employees at end of year	2,203	13.45	2,177	13.45

Long-Term Retention Plan:
Outstanding at beginning of year	108,680	42.08	91,889	36.60
Conditionally sold	25,000	48.72	25,000	39.61
Paid by employees	(27,634)	27.75	(7,642)	24.75
Forfeited	(421)	48.16	(567)	40.40

Outstanding at end of year	105,625	47.38	108,680	42.08

To be paid by employees at end of year	31,342	43.24	32,714	37.92

As of December 31, 2012, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and Long-Term Retention Plan is 1.22 years.

17. Retained Earnings

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2011	Ps.	2,135,423	Ps.	39,358,215	Ps.	—	Ps.	41,493,638
Dividends paid relating to 2010		—		(1,023,012)		—		(1,023,012)
Sale of repurchase shares		—		(697,467)		—		(697,467)
Net loss on acquisition of non-controlling interest in Cablemás (see Note 3)		3,584		(1,599,380)		—		(1,595,796)
Stock-based compensation		—		649,325		—		649,325
Net income for the year 2011		—		—		6,665,936		6,665,936

Balance at December 31, 2011		2,139,007		36,687,681		6,665,936		45,492,624
Appropriation of net income relating to 2011		—		6,665,936		(6,665,936)		—
Dividends paid relating to 2011		—		(1,002,692)		—		(1,002,692)
Sale of repurchase shares		—		(876,775)		—		(876,775)
Stock-based compensation		—		628,637		—		628,637
Share cancellation		—		(1,929,032)		—		(1,929,032)
Net income for the year 2012		—		—		8,760,637		8,760,637

Balance at December 31, 2012	Ps.	2,139,007	Ps.	40,173,755	Ps.	8,760,637	Ps.	51,073,399

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2012, 2011 and January 1, 2011, the Company’s legal reserve amounted to Ps.2,139,007, Ps.2,139,007 and Ps.2,135,423, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2012 and 2011. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the stockholders.

In April 2012, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO, which was paid in cash in May 2012 in the aggregate amount of Ps.1,002,692 (see Note 16).

In April 2011, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.00299145299 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO, which was paid in cash in May 2011 in the aggregate amount of Ps.1,023,012 (see Note 16).

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

As of December 31, 2012, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax were approximately Ps.21,781,489.

18. Non-controlling Interests

Non-controlling interests as of December 31, 2012, 2011 and January 1, 2011 consisted of:

	December 31, 2012		December 31, 2011		January 1, 2011
Capital stock (1) (2)	Ps.	1,330,426	Ps.	1,330,968	Ps.	1,740,350
Additional paid-in capital (1) (2)		3,137,342		3,137,342		2,767,415
Legal reserve		130,139		127,843		141,756
Retained earnings from prior years (2) (3) (4)		1,980,577		1,402,086		4,028,629
Net income for the year		1,308,531		1,291,379		—
Accumulated other comprehensive (loss) income:
Cumulative result from hedge derivative contracts, net of income taxes		—		—		(49,419)
Cumulative result from foreign currency translation		6,638		24,573		—
Actuarial (losses) gains on defined benefit pension plans		(3,055)		441		—

	Ps.	7,890,598	Ps.	7,314,632	Ps.	8,628,731

(1)

In March 2011, the stockholders of Empresas Cablevisión, S.A.B. de C.V. made a capital contribution in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,000,000, of which Ps.1,469,165 was contributed by non-controlling interests.

(2)

In March 2011, the stockholders of Cablemás, S.A. de C.V. approved a capital distribution and a payment of dividends in the amount of Ps.4,580,463 and Ps.3,200,451, respectively, of which Ps.1,910,000 and Ps.1,334,000, respectively, were paid to its non-controlling equity interests.

(3)

In 2012 and 2011, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.1,350,000 and Ps.1,850,000, respectively, of which Ps.558,000 and Ps.764,667, respectively, were paid to its non-controlling interests.

(4)

In 2012 and 2011, the stockholders of Sistema Radiópolis, S.A. de C.V. approved the payment of dividends in the amount of Ps.135,000, and Ps.120,000 respectively, of which Ps.67,500 and Ps.60,000 respectively, were paid to its non-controlling interest.

19. Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2012		2011
Revenues and interest income:
Royalties (Univision) (a)	Ps.	3,261,522	Ps.	2,823,483
Programming production and transmission rights (b)		247,155		80,241
Telecom services (c)		91,918		—
Administrative services (d)		48,692		124,357
Advertising (e)		194,647		16,104
Interest income (f)		225,867		231,668

	Ps.	4,069,801	Ps.	3,275,853

Costs and expenses:
Donations	Ps.	108,496	Ps.	107,595
Administrative services (d)		1,117		20,043
Technical services (g)		61,158		67,773
Programming production and transmission rights and Telecom (h)		135,307		201,775

	Ps.	306,078	Ps.	397,186

(a)

The Group receives royalties from Univision for programming provided pursuant to a PLA, as amended. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$71.5 million and U.S.$69.9 million for the fiscal years 2012 and 2011, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses (see Notes 3, 9 and 10).

(b)	Services rendered to Univision and OCEN in 2012, and to Univision, La Sexta and OCEN in 2011.
(c)

Services rendered to GSF and GTAC in 2012. GSF, including Iusacell, became related parties to the Group in June 2012, with the conversion of debentures issued by GSF into capital stock of GSF (see Notes 3, 9, 10 and 26).

(d)

The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. Includes technical assistance rendered to Univision in 2011.

(e)	Advertising services rendered to Iusacell, Univision, OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2012 and OCEN and Editorial Clío in 2011.
(f)	Includes in 2012 and 2011 interest income from the Group’s investment in convertible debentures issued by BMP in the aggregate amount of Ps.221,540 and Ps.215,959, respectively (see Notes 3 and 9).
(g)	In 2012 and 2011, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.
(h)	Received mainly from Univision and Iusacell in 2012 and Barra Deportiva, S.A. de C.V. and Univision in 2011.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm owned by a relative of one of the Group’s directors, which has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2012 and 2011 amounted to Ps.18,239 and Ps.17,291, respectively.

(2)	From time to time, a Mexican bank made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Group’s Board serve as board members of this bank.

(3)	Two of the Group’s directors are members of the board as well as stockholders of a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.

(4)	Several other members of the Company’s current board serve as members of the boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(5)	During 2012 and 2011, a professional services firm in which a current director of the Company maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.59,936 and Ps.27,287, respectively.

(6)	During 2012 and 2011, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.365,908 and Ps.353,000, respectively.

(7)	During 2012 and 2011, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.146,185 and Ps.11,908, respectively.

During 2012 and 2011, the Group paid to its directors, alternate directors and executive officers an aggregate compensation of Ps.521,687 and Ps.494,800, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and executive officers. Projected benefit obligations related to the Group’s directors, alternate directors and executive officers amounted to Ps.140,735 and Ps.123,700 as of December 31, 2012 and 2011, respectively. Contributions made by the Group to the pension and seniority premium plans on behalf of these directors and executive officers amounted to Ps.130,809 and Ps.97,100 as of December 31, 2012 and 2011, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and executive officers under the Stock Purchase Plan and the Long-term Retention Plan.

The balances of receivables between the Group and affiliates as of December 31, 2012, 2011 and January 1, 2011, were as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Receivables:
BMP, including Univision	Ps.	715,719	Ps.	260,263	Ps.	—
GSF, including Iusacell		654,220		—		—
Other		66,953		189,801		196,310

	Ps.	1,436,892	Ps.	450,064	Ps.	196,310

All significant account balances included in amounts due from affiliates bear interest. In 2012 and 2011, average interest rates of 6.8% and 4.8% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2012, 2011 and January 1, 2011, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.674,906, Ps.326,196 and Ps.4,990, respectively, which were primarily made by Iusacell and Univision in 2012 and Grupo TV Promo, S.A. de C.V., OCEN and Editorial Clío in 2012 and 2011.

In the second half of 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029 beginning in August 2012, subject to inflation restatement, as well as an annual maintenance charge, which amount is to be agreed with by the parties at the end of each year, and was determined in the amount of Ps.8,793 for 2012. In the fourth quarter of 2012, the Group recognized this amended lease agreement as a finance lease obligation in the net amount of Ps.625,711 (see Notes 10, 12 and 13).

20. Cost of Sales, Selling Expenses and Administrative Expenses

Cost of sales represents primarily the production cost of programming, acquired programming and transmission rights at the moment of broadcasting or at the time the produced programs are sold and became available for broadcast. Such cost of sales also includes benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, postemployment benefits, share-based compensation to employees, depreciation of property and equipment, leases of real estate property, and amortization of intangibles.

The aggregate amount of depreciation and amortization included in cost of sales, selling expenses and administrative expenses, amounted to Ps.8,474,240 and Ps.7,361,552, for the years ended December 31, 2012 and 2011, respectively.

Amortization of other intangible assets included in cost of sales amounted to Ps.195,957 and Ps.226,529, for the years ended December 31, 2012 and 2011, respectively.

Employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2012 and 2011, were as follows:

	2012		2011
Employee benefits	Ps.	11,058,682	Ps.	9,443,474
Share-based compensation		628,637		649,325
Post-employment benefits		91,521		69,762

Total	Ps.	11,778,840	Ps.	10,162,561

21. Other Expense, Net

Other (expense) income for the years ended December 31, is analyzed as follows:

	2012		2011
Gain on disposition of investment (1)	Ps.	24,856	Ps.	—
Donations (see Note 19)		(118,532)		(122,238)
Financial advisory and professional services (2)		(296,046)		(137,227)
Loss on disposition of property and equipment		(358,221)		(222,181)
Other, net		97,511		(112,015)

	Ps.	(650,432)	Ps.	(593,661)

(1)	In 2012 included a gain on disposition of a 40.8% interest in La Sexta in the amount of Ps.24,856 (see Notes 3 and 9).
(2)

Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 3 and 19).

22. Finance (Expense) Income

Finance (expense) income for the years ended December 31, 2012 and 2011, included:

	2012		2011
Interest expense	Ps.	(4,369,276)	Ps.	(4,174,455)
Foreign exchange loss, net		—		(713,628)
Other finance expense, net (1)		(152,909)		(899,410)

Finance expense		(4,522,185)		(5,787,493)

Interest income (2)		1,044,321		1,146,517
Foreign exchange gain, net		127,372		—

Finance income		1,171,693		1,146,517

Finance expense, net	Ps.	(3,350,492)	Ps.	(4,640,976)

(1)

Other finance (expense) income, net, consisted primarily of (loss) or gain from derivative financial instruments. In 2012 and 2011 included changes in fair value from an embedded derivative in a host contract related to the Group’s investment in convertible debentures issued by BMP in the amount of Ps.901,623 and Ps.(503,200), respectively. In 2012 also included a non-cash cumulative net loss of (Ps.933,000) from changes in fair value related to the Group’s investment in debentures issued by GSF, which amount was reclassified from accumulated other comprehensive loss to consolidated income in connection with the conversion of debentures issued by GSF into shares of common stock of GSF in June 2012 (see Notes 3, 9, 10 and 14).

(2)

In 2012 and 2011 included interest income from the Group’s investments in convertible debentures issued by BMP and GSF in the aggregate amount of Ps.411,152 and Ps.435,281, respectively (see Notes 3, 9, 10 and 14).

23. Income Taxes

The Company is authorized by the Mexican tax authorities to compute its income tax on a consolidated basis. Mexican controlling companies are allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 100% of their share ownership in such subsidiaries.

The Mexican corporate income tax rate in 2012 and 2011 was 30%. In accordance with current Mexican Income Law and Income Tax Law, the corporate income tax rate will be 30% in 2013, and is expected to be 29% in 2014, and 28% in 2015 and thereafter.

In general, Mexican companies are subject to paying the greater of the Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) or the income tax. The IETU is calculated by applying a tax rate of 17.5%. Although the IETU is defined as a minimum tax, it has a wider taxable base as some of the tax deductions allowed for income tax purposes are not allowed for the IETU. As of December 31, 2012, the Company expects to pay primarily regular income tax on a tax consolidated basis.

In December 2009, the Mexican government enacted certain amendments and changes to the Mexican Income Tax Law that became effective as of January 1, 2010 (the “2010 Mexican Tax Reform”). These amendments and changes included, among other, the following provisions: (i) under certain circumstances, the deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received; and (ii) the payment of this tax has to be made in installments of 25% in the first and second year, 20% in the third year and 15% in the fourth and fifth year.

The income tax provision for the years ended December 31, was comprised as follows:

	2012		2011
Income taxes, current	Ps.	(4,833,347)	Ps.	(4,309,129)
Income taxes, deferred		780,056		1,083,062

	Ps.	(4,053,291)	Ps.	(3,226,067)

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2012	% 2011
Statutory income tax rate	30	30
Differences in inflation adjustments for tax and book purposes	4	—
Unconsolidated income tax	2	(2)
Non-controlling interest	(1)	(1)
Asset tax	(8)	(3)
Tax loss carry-forwards	(1)	—
Foreign operations	(6)	(4)
Equity in losses of affiliates, net	1	—
Effect of conversion of Convertible bonds	7	—
Flat rate business tax	1	9

Effective income tax rate	29	29

The Group has tax loss carry-forwards at December 31, 2012, as follows:

	Amount		Expiration

Operating tax loss carry-forwards:
Unconsolidated (1):
Mexican subsidiaries (2)	Ps.	1,445,286	From 2013 to 2022
Non-Mexican subsidiaries (3)		1,320,482	From 2013 to 2031

	Ps.	2,765,768

(1)	The Group has not recognized any deferred income tax asset for these tax loss carry-forwards as of December 31, 2012.
(2)

During 2012 and 2011, certain Mexican subsidiaries utilized unconsolidated operating tax loss carry-forwards in the amounts of Ps.317,221 and Ps.1,414,092, respectively. In 2012 and 2011 the carry-forwards amounts included the operating tax loss carry-forwards related to the non-controlling interest of Sky.

(3)	Approximately for the equivalent of U.S.$102.8 million related to losses from subsidiaries in Europe, South America and the United States.

The analysis of deferred tax assets and liabilities is as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps.	2,194,650	Ps.	1,013,085	Ps.	752,579
Deferred tax assets to be recovered within 12 months		2,158,550		2,862,508		2,289,155
Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months		(1,789,667)		(2,188,449)		(1,829,689)
Deferred tax liabilities to be paid within 12 months		(1,489,645)		(1,235,259)		(1,407,972)

Deferred tax assets (liabilities), net	Ps.	1,073,888	Ps.	451,885	Ps.	(195,927)

The deferred taxes as of December 31, 2012, 2011 and January 1, 2011, were principally derived from the following temporary differences:

	December 31, 2012		December 31, 2011		January 1, 2011
Assets:
Accrued liabilities	Ps.	538,771	Ps.	670,148	Ps.	1,369,786
Allowance for doubtful accounts		711,084		570,319		456,326
Customer advances		1,156,540		1,638,868		834,743
Options		—		546,542		—
Other items		874,274		449,716		380,879
Liabilities:
Inventories		(114,416)		(394,312)		(392,158)
Property, plant and equipment, net		(749,531)		(732,834)		(1,070,932)
Prepaid expenses		(2,175,850)		(1,423,355)		(1,431,112)

Deferred income taxes of Mexican companies		240,872		1,325,092		147,532
Deferred income taxes of foreign subsidiaries		169,047		(515,100)		(352,308)
Asset tax		903,484		—		—
Flat rate business tax		(239,515)		(358,107)		8,849

Deferred income tax asset (liability), net	Ps.	1,073,888	Ps.	451,885	Ps.	(195,927)

The gross movement on the deferred income tax account is as follows:

	2012		2011
At January 1,	Ps.	451,885	Ps.	(195,927)
Income statement charge		780,056		1,083,062
Tax charge relating to components of other comprehensive income		(120,846)		(434,498)
Tax charged directly to equity		(37,207)		(752)

At December 31,	Ps.	1,073,888	Ps.	451,885

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2012
	Before tax		Tax (charge) credit		After tax
Actuarial losses on defined benefit pension plans	Ps.	(75,065)	Ps.	—	Ps.	(75,065)
Exchange differences on translating foreign operations		(287,343)		82,483		(204,860)
Equity instruments		212,948		(59,625)		153,323
Derivatives financial instruments cash flow hedges		(141,098)		41,379		(99,719)
Convertible debentures issued by BMP		1,202,489		(336,698)		865,791
Convertible debentures issued by GSF:
Loss from changes in fair value		(1,628,675)		456,029		(1,172,646)
Reclassification accumulated result		933,000		(261,240)		671,760
Available-for-sale investments		377,863		(105,802)		272,061
Share of income or loss of jointly controlled entities and associates		50,606		—		50,606

Other comprehensive income	Ps.	644,725	Ps.	(183,474)	Ps.	461,251

Current tax			Ps.	(62,628)
Deferred tax				(120,846)

	2011
	Before tax		Tax (charge) credit		After tax
Actuarial gains on defined benefit pension plans	Ps.	2,218	Ps.	—	Ps.	2,218
Exchange differences on translating foreign operations		241,725		(54,782)		186,943
Equity instruments		—		—		—
Derivatives financial instruments cash flow hedges		150,016		(54,610)		95,406
Convertible debentures issued by BMP		545,136		(152,600)		392,536
Convertible debentures issued by GSF:
Gain from changes in fair value		695,675		(194,789)		500,886
Available-for-sale investments		(402,187)		112,612		(289,575)
Share of income or loss of jointly controlled entities and associates		(37,314)		—		(37,314)

Other comprehensive income	Ps.	1,195,269	Ps.	(344,169)	Ps.	851,100

Current tax			Ps.	90,329
Deferred tax				(434,498)

The effects of income tax payable as of December 31, 2012, 2011 and January 1, 2011, in connection with the 2010 Mexican Tax Reform, are as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Tax losses of subsidiaries, net	Ps.	431,872	Ps.	188,246	Ps.	49,911
Dividends distributed among the Group’s entities		—		278,557		413,454

		431,872		466,803		463,365
Less: Current portion (a)		59,801		167,724		183,093

Non-current portion (b)	Ps.	372,071	Ps.	299,079	Ps.	280,272

(a)	Income tax provision accounted for as taxes payable in the consolidated statement of financial position as of December 31, 2012, 2011 and January 1, 2011.
(b)	Income tax provision accounted for as other long-term liabilities in the consolidated statement of financial position as of December 31, 2012, 2011 and January 1, 2011.

24. Earnings per CPO/Share

At December 31, 2012, 2011 and January 1, 2011, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	December 31, 2012	December 31, 2011	January 1, 2011
Total Shares	333,371,978	329,462,906	326,849,555
CPOs	2,391,401	2,361,249	2,341,308
Shares not in the form of CPO units:
Series “A” Shares	53,542,125	53,176,070	52,915,849
Series “B” Shares	187	187	187
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2012 and 2011, are presented as follows:

	2012				2011
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	3.08	Ps.	0.03	Ps.	2.37	Ps.	0.02

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	December 31, 2012	December 31, 2011	January 1, 2011
Total Shares	362,429,887	347,780,734	343,718,907
CPOs	2,573,894	2,448,687	2,413,971
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208	2,357,208
Series “D” Shares	239	239	239
Series “L” Shares	239	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2012 and 2011, are presented as follows:

	2012				2011
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	2.83	Ps.	0.02	Ps.	2.24	Ps.	0.02

25. Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. The Group’s reportable segments are as follows:

Content

At the beginning of 2012, the Group adjusted its segment reporting. Beginning in the first quarter of 2012, the business activities of Television Broadcasting, Pay Television Networks and Programming Exports, which were previously reported as separate reportable segments, and the Internet business, which was previously reported as part of the Other Businesses segment, are reported as a single segment, Content. The new Content segment categorizes the Group’s sources of content revenue as follows: (a) Advertising; (b) Network Subscription Revenue; and (c) Licensing and Syndication. Given the cost structure of the Group’s Content business, operating segment income is reported as a single line item.

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and nationwide broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks.

The Network Subscription revenue is derived from domestic and international programming services provided to independent cable television systems in Mexico and the Group’s direct-to-home (“DTH”) satellite and cable television businesses. These programming services for cable and pay-per-view television companies are provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others.

The Licensing and Syndication revenue is derived from international program licensing and syndication fees. The Group’s television programming is licensed and syndicated to customers abroad, including Univision.

Publishing

The Publishing segment primarily consists of publishing Spanish-language magazines in Mexico, the United States and Latin America. Publishing revenues include subscriptions, sales of advertising space and magazine sales to distributors.

Sky

The Sky segment includes DTH broadcast satellite pay television services in Mexico, Central America and the Dominican Republic. Sky revenues are primarily derived from program services, installation fees and equipment rental to subscribers, and national advertising sales.

Cable and Telecom

The Cable and Telecom segment includes the operation of a cable and telecommunication system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); the operation of cable and telecommunication networks covering 50 cities of Mexico (Cablemás); and the operation of cable and telecommunications networks covering Monterrey and suburban areas (TVI). The cable and telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, radio, and publishing distribution.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2012:
Content	Ps.	32,884,119	Ps.	762,072	Ps.	32,122,047	Ps.	15,411,148
Publishing		3,452,988		60,707		3,392,281		447,630
Sky		14,465,341		64,068		14,401,273		6,558,033
Cable and Telecom		15,570,433		66,160		15,504,273		5,812,785
Other Businesses		4,211,227		340,692		3,870,535		183,933

Segment totals		70,584,108		1,293,699		69,290,409		28,413,529
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,293,699)		(1,293,699)		—		(1,149,304)
Depreciation and amortization expense		—		—		—		(8,474,240)

Consolidated total before other expense		69,290,409		—		69,290,409		18,789,985 (1)
Other expense, net		—		—		—		(650,432)

Consolidated total	Ps.	69,290,409	Ps.	—	Ps.	69,290,409	Ps.	18,139,553 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2011:
Content	Ps.	30,685,668	Ps.	869,591	Ps.	29,816,077	Ps.	14,480,679
Publishing		3,191,788		67,865		3,123,923		454,729
Sky		12,479,158		39,665		12,439,493		5,789,759
Cable and Telecom		13,635,354		44,542		13,590,812		4,778,570
Other Businesses		3,825,268		214,032		3,611,236		(132,316)

Segment totals		63,817,236		1,235,695		62,581,541		25,371,421
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,235,695)		(1,235,695)		—		(1,142,532)
Depreciation and amortization expense		—		—		—		(7,361,552)

Consolidated total before other expense		62,581,541		—		62,581,541		16,867,337 (1)
Other expense, net		—		—		—		(593,661)

Consolidated total	Ps.	62,581,541	Ps.	—	Ps.	62,581,541	Ps.	16,273,676 (2)

(1)	Consolidated total represents income before other expense.
(2)	Consolidated total represents consolidated operating income.

Accounting Policies

The accounting policies of the segments are the same as those described in the Group’s summary of significant accounting policies (see Note 2). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.

Intersegment Revenue

Intersegment revenue consists of revenues derived from each of the segments principal activities as provided to other segments.

The Group accounts for intersegment revenues as if the revenues were from third parties, that is, at current market prices.

Allocation of Corporate Expenses

Non-allocated corporate expenses include payroll for certain executives, related employee benefits and other general than are not subject to be allocated within the Group’s business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2012:
Continuing operations:
Content	Ps.	64,858,049	Ps.	29,195,783	Ps.	1,490,228
Publishing		2,293,466		605,401		4,975
Sky		17,003,339		10,835,530		8,057,262
Cable and Telecom		29,282,141		6,582,298		5,994,469
Other Businesses		6,078,611		1,310,543		247,895

Total	Ps.	119,515,606	Ps.	48,529,555	Ps.	15,794,829

2011:
Continuing operations:
Content	Ps.	64,112,762	Ps.	28,914,363	Ps.	1,599,715
Publishing		2,244,823		752,455		19,120
Sky		11,106,318		6,195,301		2,957,675
Cable and Telecom		24,064,577		5,524,980		5,146,232
Other Businesses		5,179,126		1,628,793		198,626

Total	Ps.	106,707,606	Ps.	43,015,892	Ps.	9,921,368

Segment assets reconcile to total assets as follows:

	2012		2011
Segment assets	Ps.	119,515,606	Ps.	106,707,606
Investments attributable to:
Content (1)		24,249,662		23,060,478
Cable and Telecom		657,049		593,295
Other Businesses		18,072,228		20,366,732
Goodwill attributable to:
Content		644,046		644,356
Publishing		393,642		393,642
Cable and Telecom		1,127,649		1,127,649
Other Businesses		406,295		406,295

Total assets	Ps.	165,066,177	Ps.	153,300,053

(1)	Includes goodwill attributable to equity investments of Ps.359,613 in 2012 and 2011 (see Note 10).

Equity method gain (loss) for the years ended December 31, 2012 and 2011 attributable to equity investment in Content, approximated Ps.50,778 and Ps.(429,680), respectively.

Segment liabilities reconcile to total liabilities as follows:

	2012		2011
Segment liabilities	Ps.	48,529,555	Ps.	43,015,892
Debt not attributable to segments		48,002,019		51,194,786

Total liabilities	Ps.	96,531,574	Ps.	94,210,678

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2012:
Mexico	Ps.	59,702,984	Ps.	113,939,679	Ps.	15,677,537
Other countries		9,587,425		5,575,927		117,292

	Ps.	69,290,409	Ps.	119,515,606	Ps.	15,794,829

2011:
Mexico	Ps.	54,325,223	Ps.	102,651,933	Ps.	9,797,397
Other countries		8,256,318		4,055,673		123,971

	Ps.	62,581,541	Ps.	106,707,606	Ps.	9,921,368

Net sales are attributed to geographical segment based on the location of customers.

26. Commitments and Contingencies

As of December 31, 2012, the Group had commitments for programming and transmission rights in the aggregate amount of U.S.$131.5 million (Ps.1,689,891) and U.S.$399.0 million (Ps.5,127,150), respectively.

At December 31, 2012, the Group had commitments in an aggregate amount of Ps.756,623, of which Ps.7,049 were commitments related to gaming operations, Ps.137,933 were commitments to acquire television technical equipment, Ps.130,305 were commitments for the acquisition of software and related services, and Ps.481,336 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group will provide financing to GTAC in 2013 in the principal amount of Ps.46,000 (see Notes 3 and 10).

At December 31, 2012, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. Dollars
2013	U.S.$	11,580
2014		10,369
2015		8,035
2016		3,758
2017 and thereafter		2,928

	U.S.$	36,670

The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected as long-term debt in the consolidated statement of financial position as of December 31, 2012 (see Note 13).

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047. As of December 31, 2012, non-cancellable annual lease commitments (undiscounted) are as follows:

2013	Ps.	315,242
2014		258,835
2015		242,310
2016		231,556
2017		213,262
Thereafter		908,556

	Ps.	2,169,761

In connection with the Group’s investment in GSF, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,140,000) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.44,615,200) at any time between 2011 and 2015. Also, in connection with the regulatory approval granted to the Group in June 2012 for the conversion of debentures issued by GSF into common stock of GSF, the Group accepted certain conditions established by Mexico’s Federal Antitrust Commission including, among others, the following: (i) corporate governance standards to be implemented by GSF; (ii) the Group will offer to all cable and DTH platforms in Mexico a new pay programming package that will only include the Group’s four over-the-air channels, in addition to the existing programming package; (iii) the Group will offer the sale of advertising time to participants in the Mexican telecommunications industry and shall refrain from imposing discriminatory advertising rates on competitors or condition the sale of advertising space to the hiring of GSF’s services; (iv) GSF will divest all of its equity interest in Total Play (GSF cable platform) to the other shareholder of GSF or a subsidiary under such shareholder’s control; and (v) the Group will have to follow certain rules of conduct regarding a potential public bid of spectrum designated for a new entrant related to the broadcast of free television signals with national coverage (also known as the “Third Network”) (see Notes 3 and 10).

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against Televisa in the amount of Ps.3,334,960 for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. The deduction of such losses resulted from the early liquidation of certain derivative financial instruments acquired by Televisa as a result of the purchase of Comtelvi, S. de R.L. de C.V. in November 2005. Televisa filed a claim before the Federal Tax Court seeking the annulment of the tax assessment determined by the SAT. The SAT responded to such claim in the first quarter of 2012. The claim is currently under review by the Court. While the Company’s management believes that the SAT’s assessment is without merit and will defend its position vigorously, there can be no assurance that the outcome of this claim will be favorable to the Group.

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

27. Transition to IFRS

As discussed in Note 2 (a), these are the Group’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the year ended December 31, 2011 and in the preparation of an opening IFRS consolidated statement of financial position at January 1, 2011 (the Group’s transition date to IFRS).

(a) Initial Elections upon Adoption

Set out below are the applicable exemptions and exceptions applied in the conversion from Mexican FRS to IFRS, as allowed by IFRS 1 First-time Adoption of IFRS (“IFRS 1”).

IFRS exemption options

(i) Exemption from business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after January 1, 2008. Business combinations occurring prior to January 1, 2008 have not been restated.

(ii) Exemption for fair value as deemed cost

The Group elected to measure certain items of land and buildings in property, plant and equipment at fair value as of January 1, 2011. All other property, plant and equipment was recognized at their attributed cost as of January 1, 2011, including property restated through December 31, 2007 to constant Mexican pesos using the National Consumer Price Index and equipment of non-Mexican origin, which was restated through that date by using an index which reflected the inflation in the respective country of origin and the exchange rate of the Mexican peso against the currency of such country at the statement of financial position date (“specific index”). No adjustment to this property, plant and equipment was necessary in the opening statement of financial position in accordance with the exemption permitted under IFRS 1 regarding the use of a revaluation of such assets to a price-index adjusted cost, which is considered to be broadly comparable or similar to their fair value, as the deemed cost at the date of transition.

(iii) Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. The Group elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

(iv) Exemption for employee benefits

IFRS 1 provides retrospectively relief from applying IAS 19 Employee Benefits, for the recognition of actuarial gains and losses. In line with this exemption, the Group elected to recognize all cumulative gains and losses that existed at its transition date in opening retained earnings for all its employee benefit plans.

The remaining voluntary exemptions do not apply to the Group:

Share-based payment (IFRS 2) and leases (IAS 17), as Mexican FRS and the IFRS were already aligned as regards these transactions;

Insurance contracts (IFRS 4), as this is not relevant to the Group’s operations;

Compound financial instruments, because the Group does not have these types of financial instrument as of the date of transition to IFRS;

Decommissioning liabilities included in the cost of land, buildings and equipment, as the Group does not have liabilities of this type; and

Financial assets or intangible assets accounted for under IFRIC 12, as the Group has not entered into agreements within the scope of IFRIC 12.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Mexican FRS to IFRS.

(i) Hedge accounting exception

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of January 1, 2011 are reflected as hedges in the Group’s results under IFRS.

(ii) Exception for estimates

IFRS estimates as at January 1, 2011 are consistent with the estimates as at the same date made in conformity with Mexican FRS.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Group: derecognition of financial assets and financial liabilities; and non-controlling interests.

(b) Reconciliations of Mexican FRS to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Group’s first-time adoption did not have an impact on the total operating, investing or financing cash flows.

The following tables represent the reconciliations from Mexican FRS to IFRS for the Group’s consolidated equity as of December 31 and January 1, 2011, and related consolidated income and comprehensive income for the year ended December 31, 2011.

Reconciliation of consolidated equity as of December 31, 2011

	Notes	Amounts under Mexican FRS as of December 31, 2011		Adjustments		Amounts under IFRS as of December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents		Ps.	16,275,924	Ps.		Ps.	16,275,924
Temporary investments			5,422,563				5,422,563
Trade notes and accounts receivable, net			19,243,712				19,243,712
Other accounts and notes receivable, net			2,458,802				2,458,802
Derivative financial instruments			99,737				99,737
Due from affiliated companies			450,064				450,064
Transmission rights and programming			4,178,945				4,178,945
Inventories, net			1,383,822				1,383,822
Other current assets			1,146,189				1,146,189

Total current assets			50,659,758				50,659,758

Non-current assets:
Accounts receivable			253,795				253,795
Derivative financial instruments			45,272				45,272
Transmission rights and programming	(a)		6,832,527		(708,614)		6,123,913
Investments in financial instruments	(c) (d)		39,388,745		695,675		40,084,420
Investments in jointly controlled entities and associates	(b) (d)		4,019,045		(82,960)		3,936,085
Property, plant and equipment, net	(b) (e)		41,498,967		(624,081)		40,874,886
Intangible assets, net	(a) (b) (g)		11,861,380		(1,187,449)		10,673,931
Plan assets in excess of post-employment benefits	(j) (m)		—		105,090		105,090
Deferred income taxes	(i)		410,893		40,992		451,885
Other assets			91,018				91,018

Total non-current assets			104,401,642		(1,761,347)		102,640,295

Total assets		Ps.	155,061,400	Ps.	(1,761,347)	Ps.	153,300,053

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	(g)	Ps.	1,170,000	Ps.	(128)	Ps.	1,169,872
Current portion of finance lease obligations			381,891				381,891
Trade accounts payable			7,862,602				7,862,602
Customer deposits and advances			20,926,324				20,926,324
Income taxes payable			275,120				275,120
Other taxes payable			1,113,122				1,113,122
Interest payable			792,645				792,645
Employee benefits			252,492				252,492
Due to affiliated companies			43,089				43,089
Other accrued liabilities			3,184,827				3,184,827

Total current liabilities			36,002,112		(128)		36,001,984

Non-current liabilities:
Long-term debt, net of current portion	(g)		55,657,000		(862,086)		54,794,914
Finance lease obligations, net of current portion			201,844				201,844
Derivative financial instruments			310,604				310,604
Customer deposits and advances			460,000				460,000
Other long-term liabilities	(h)		3,047,487		(606,155)		2,441,332
Post-employment benefits	(j)		525,868		(525,868)		—

Total non-current liabilities			60,202,803		(1,994,109)		58,208,694

Total liabilities			96,204,915		(1,994,237)		94,210,678

EQUITY
Capital stock	(k)		10,238,885		(5,198,077)		5,040,808
Additional paid-in-capital	(k)		16,593,239		(703,420)		15,889,819
Retained earnings	(a) (b) (i) (j) (k) (l) (m)		37,624,887		7,867,737		45,492,624
Accumulated other comprehensive income, net	(c) (l) (m)		3,174,521		(1,851,319)		1,323,202
Shares repurchased			(15,971,710)				(15,971,710)

Equity attributable to stockholders of the Company			51,659,822		114,921		51,774,743
Non-controlling interests	(f)		7,196,663		117,969		7,314,632

Total equity			58,856,485		232,890		59,089,375

Total liabilities and equity		Ps.	155,061,400	Ps.	(1,761,347)	Ps.	153,300,053

Reconciliation of consolidated equity as of January 1, 2011

	Notes	Amounts under Mexican FRS as of January 1, 2011		Adjustments		Amounts under IFRS as of January 1, 2011
ASSETS
Current assets:
Cash and cash equivalents		Ps.	20,942,531	Ps.		Ps.	20,942,531
Temporary investments			10,446,840				10,446,840
Trade notes and accounts receivable, net			17,701,125				17,701,125
Other accounts and notes receivable, net			4,112,470				4,112,470
Due from affiliated companies			196,310				196,310
Transmission rights and programming			4,004,415				4,004,415
Inventories, net			1,254,536				1,254,536
Other current assets			1,117,740				1,117,740

Total current assets			59,775,967				59,775,967

Non-current assets:
Accounts receivable			67,763				67,763
Derivative financial instruments			189,400				189,400
Transmission rights and programming	(a)		5,627,602		(456,360)		5,171,242
Investments in financial instruments	(c) (d)		18,143,425				18,143,425
Investments in jointly controlled entities and associates	(b) (d)		3,694,028		(79,635)		3,614,393
Property, plant and equipment, net	(b) (e)		38,651,847		(1,019,469)		37,632,378
Intangible assets, net	(a) (f) (g)		10,241,007		876,068		11,117,075
Plan assets in excess of post-employment benefits	(j) (m)		—		170,585		170,585
Other assets			79,588				79,588

Total non-current assets			76,694,660		(508,811)		76,185,849

Total assets		Ps.	136,470,627	Ps.	(508,811)	Ps.	135,961,816

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	(g)	Ps.	1,469,142	Ps.	(652)	Ps.	1,468,490
Current portion of finance lease obligations			280,137				280,137
Trade accounts payable			7,472,253				7,472,253
Customer deposits and advances			18,587,871				18,587,871
Income taxes payable			507,743				507,743
Other taxes payable			936,144				936,144
Interest payable			750,743				750,743
Employee benefits			199,638				199,638
Due to affiliated companies			48,753				48,753
Derivative financial instruments			74,329				74,329
Other accrued liabilities			2,982,309				2,982,309

Total current liabilities			33,309,062		(652)		33,308,410

Non-current liabilities:
Long-term debt, net of current portion	(g)		46,495,660		(915,987)		45,579,673
Finance lease obligations, net of current portion			349,674				349,674
Derivative financial instruments			103,528				103,528
Customer deposits and advances			495,508				495,508
Other long-term liabilities	(h)		3,027,766		(339,255)		2,688,511
Deferred income taxes	(i)		401,525		(205,598)		195,927
Post-employment benefits	(j)		430,143		(430,143)		—

Total non-current liabilities			51,303,804		(1,890,983)		49,412,821

Total liabilities			84,612,866		(1,891,635)		82,721,231

EQUITY
Capital stock	(k)		10,019,859		(5,136,077)		4,883,782
Additional paid-in-capital	(k)		4,547,944		(703,420)		3,844,524
Retained earnings	(a) (b) (i) (j) (k) (l) (m)		33,402,196		8,091,442		41,493,638
Accumulated other comprehensive income, net	(c) (l) (m)		3,251,109		(2,704,574)		546,535
Shares repurchased			(6,156,625)				(6,156,625)

Equity attributable to stockholders of the Company			45,064,483		(452,629)		44,611,854
Non-controlling interests	(f)		6,793,278		1,835,453		8,628,731

Total equity			51,857,761		1,382,824		53,240,585

Total liabilities and equity		Ps.	136,470,627	Ps.	(508,811)	Ps.	135,961,816

Reconciliation of consolidated income for the year ended December 31, 2011

	Notes	Amounts under Mexican FRS 2011		Adjustments		Amounts under IFRS 2011
Net sales		Ps.	62,581,541	Ps.		Ps.	62,581,541
Cost of sales	(e) (j)		33,574,207		(88,192)		33,486,015
Selling expenses	(e) (j)		5,516,963		(16,335)		5,500,628
Administrative expenses	(e) (j)		6,668,325		59,236		6,727,561

Income before other expense			16,822,046		45,291		16,867,337
Other expense, net	(n) (p)		(639,966)		46,305		(593,661)

Operating income			16,182,080		91,596		16,273,676

Finance expense			(5,289,266)		(498,227)		(5,787,493)
Finance income			1,146,517				1,146,517

Finance expense, net	(c) (l) (o)		(4,142,749)		(498,227)		(4,640,976)

Share of losses of jointly controlled entities and associates, net			(449,439)		121		(449,318)

Income before income taxes			11,589,892		(406,510)		11,183,382
Income taxes	(c) (i)		3,409,751		(183,684)		3,226,067

Net income		Ps.	8,180,141	Ps.	(222,826)	Ps.	7,957,315

Net income attributable to:
Stockholders of the Company		Ps.	6,889,641	Ps.	(223,705)	Ps.	6,665,936
Non-controlling interests			1,290,500		879		1,291,379

Net income		Ps.	8,180,141	Ps.	(222,826)	Ps.	7,957,315

Basic earnings per CPO attributable to stockholders of the Company		Ps.	2.45	Ps.	(0.08)	Ps.	2.37

Reconciliation of consolidated comprehensive income for the year ended December 31, 2011

	Notes	Amounts under Mexican FRS 2011		Adjustments		Amounts under IFRS 2011
Net income		Ps.	8,180,141	Ps.	(222,826)	Ps.	7,957,315

Other comprehensive income (loss):
Actuarial gains on post-employment benefit plans	(m)		—		2,218		2,218
Exchange differences on translating foreign operations			241,725				241,725
Equity instruments			—				—
Cash flow hedges			150,016				150,016
Convertible Debentures issued by BMP	(c)		41,936		503,200		545,136
Convertible Debentures issued by GSF	(d)		—		695,675		695,675
Available-for-sale investments			(402,187)				(402,187)
Share of equity accounts of jointly controlled entities and associates			(37,306)		(8)		(37,314)

Other comprehensive income before income taxes			(5,816)		1,201,085		1,195,269
Income taxes			3,220		(347,389)		(344,169)

Other comprehensive income, net of income taxes			(2,596)		853,696		851,100

Total comprehensive income		Ps.	8,177,545	Ps.	630,870	Ps.	8,808,415

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	6,813,053	Ps.	629,550	Ps.	7,442,603
Non-controlling interests			1,364,492		1,320		1,365,812

Total comprehensive income		Ps.	8,177,545	Ps.	630,870	Ps.	8,808,415

(a)	The effects of inflation recognized by the Group in intangible assets between 1998, the first year of transition from hyperinflation to inflation under IFRS in the Mexican economy, and 2007, the last year that effects of inflation were recognized in the Group’s consolidated financial statements under Mexican FRS, amounted to an aggregate of Ps.368,111 at the transition date. This aggregate adjustment was reflected in concessions and licenses, trademarks, transmission rights and programming, subscriber lists and other intangible assets (other than goodwill). The resulting decreased amortization expense of Ps.623 for the year ended December 31, 2011, was recognized in consolidated income. Adjustments to the consolidated statement of financial position as of December 31, 2011 are net of accumulated amortization.

(b)	The effects of inflation recognized by the Group between 1998 and 2007 as adjustments to non-monetary items in financial statements of foreign subsidiaries and associates under Mexican FRS amounted to Ps.179,983 and Ps.160,673 as of December 31 and January 1, 2011, respectively.
(c)	Under IFRS, the Group recognized and measured at fair value as of December 31 and January 1, 2011 an embedded derivative in a host contract related to its investment in convertible debentures due 2025 issued by BMP, which was not separated under Mexican FRS. The Group recognized changes in fair value of this embedded derivative in the amount of Ps.503,200 as other finance expense in the consolidated statement of income for the year ended December 31, 2011. Under Mexican FRS, this investment was recognized at fair value as a single financial instrument with changes in fair value recognized in other comprehensive income or loss (see Notes 3 and 9).
(d)	Under IFRS, the Group measured at fair value and classified as equity instruments its investments in GSF at December 31, 2011, which consisted of (i) shares of common stock of GSF; and (ii) debentures mandatorily convertible in common stock of GSF, subject to regulatory approval that was obtained in June 2012 under certain conditions. These investments were measured at cost and classified as other permanent investments under Mexican FRS. The fair value adjustment increased the carrying value of these investments in the aggregate amount of Ps.695,675 as of December 31, 2011 and was recognized as other comprehensive income for the year ended on that date (see Notes 3 and 10).
(e)	In accordance with the provisions of IAS 16, Property, Plant and Equipment, and the exemption allowed by IFRS 1, the Group recognized as deemed cost the fair value of certain real estate property as of January 1, 2011, as provided by independent appraisals. Accordingly, the amount of Ps.649,278 reflected the total adjustments made to the carrying value of selected land and buildings owned by the Group to recognize their fair value at the transition date. The resulting decreased depreciation expense of Ps.67,553 for the year ended December 31, 2011, was recognized in consolidated income. The adjustment to the consolidated statements of financial position as of December 31, 2011 is net of accumulated depreciation.

Reconciliation of real estate property adjusted to IFRS as of January 1, 2011.

	Amounts under Mexican FRS as of January 1, 2011		Adjustments		Amounts under IFRS as of January 1, 2011
Real estate property adjusted to IFRS	Ps.	6,823,477	Ps.	(1,019,469)	Ps.	5,804,008

(f)	In accordance with the provisions of IFRS 1, the Group elected to apply, beginning on June 1, 2008, the guidelines of IFRS 3 (as revised in 2008), Business Combinations, and IAS 27 (as amended in 2008), Consolidated and Separate Financial Statements. The adjustment as of January 1, 2011, reflected the recognition of non-controlling interest in accordance with IFRS 3 (as revised in 2008). This non-controlling interest was acquired by the controlling interest in the first and second quarter of 2011. As a result, no related adjustment is reflected in the consolidated statement of financial position as of December 31, 2011.
(g)	Deferred financing costs consisting primarily of fees and expenses incurred in connection with the issuance of debt in the amount of Ps.862,214 and Ps.916,639 as of December 31 and January 1, 2011, respectively, are classified as part of debt under IFRS. These items were classified as non-current assets under Mexican FRS.
(h)	A long-term liability for retirement of certain leasehold improvements classified in property, plant and equipment, was recognized under IFRS in the amount of Ps.62,027 and Ps.69,000 as of December 31 and January 1, 2011, respectively.
(i)	The deferred income taxes related to those temporary differences arising from IFRS adjustments made by the Group as of December 31 and January 1, 2011 amounted to Ps.40,992 and Ps.205,598, respectively, and are primarily related to property, plant and equipment, intangible assets, benefits to employees and available-for-sale financial assets.
(j)	The aggregate adjustments to post-employment benefits amounted to Ps.630,958 and Ps.600,728 as of December 31 and January 1, 2011, respectively. These adjustments to non-current employee benefits were made in accordance with the provisions of IAS 19, Employee Benefits, and IFRS 1, and consisted of (i) the reclassification to consolidated equity of the outstanding balance of net actuarial gains and the unrecognized prior service cost for transition liability under Mexican FRS; and (ii) the write-off of severance indemnities to employees accrued under Mexican FRS as of January 1, 2011.
(k)	The adjustments made to capital stock and additional paid-in-capital of the Company as of January 1, 2011, to eliminate the effects of inflation recognized under Mexican FRS, in the aggregate amount of Ps.5,839,497.
(l)	The adjustments made to accumulated other comprehensive income in consolidated equity as of January 1, 2011, in connection with the cumulative foreign currency translation loss in the aggregate amount of Ps.1,370,181, which was classified to retained earnings as of the transition date, and the changes in fair value of an embedded derivative in a host contract, which were accounted for under IFRS as other finance expense, net, in the consolidated statement of income for the year ended December 31, 2011.
(m)	As permitted by IFRS 1, the Group reduced to zero at the transition date all actuarial gains and losses accrued and pending for application under Mexican FRS, under which they were previously amortized in operating results during the average remaining service life of employees. This adjustment increased retained earnings in the amount of Ps.145,347 as of January 1, 2011. Subsequent to this date, any actuarial gains and losses on post-employment benefit plans are accrued in other comprehensive income or loss under IFRS.
(n)	The consolidated statement of income under IFRS includes the presentation of other expense, net, as part of operating income. Under Mexican FRS, other expense, net, was presented after operating income. Therefore, consolidated operating income under IFRS is not directly comparative with consolidated operating income previously reported under Mexican FRS.
(o)	The consolidated statement of income under IFRS includes the presentation of other finance expense, net, which includes primarily income or expense from derivative financial instruments. Under Mexican FRS, income or expense from derivative financial instruments was presented as part of interest expense or foreign exchange gain or loss.
(p)	The consolidated statement of income under IFRS includes the classification of employees’ profit sharing as part of operating expenses. Under Mexican FRS, employees’ profit sharing was classified as part of other expense, net.