Form 20-F
period 2013-12-31
GRUPO TELEVISA, S.A.B.
filed 2014-04-29
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was:

114,197,514,865 A Shares

52,920,431,915 B Shares

84,191,538,006 L Shares

84,191,538,006 D Shares

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2013 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2013, 2012 and 2011 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2013 and 2012, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the accompanying notes appearing elsewhere in this annual report. As required by regulations for listed companies in the United Mexican States, or Mexico, issued by the Comisión Nacional Bancaria y de Valores, or Mexican Banking and Securities Commission, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards, or Mexican FRS, as issued by the Consejo Mexicano de Normas de Información Financiera, or Mexican Financial Reporting Standards Board, and began using International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for financial reporting purposes.

The financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011, was prepared in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial information was reported previously in accordance with Mexican FRS. Accordingly, the financial information as of and for the year ended December 31, 2011 is not directly comparable to previously reported financial information as of and for the year ended on that date. This data should also be read together with “Operating and Financial Review and Prospects”. In preparing our opening IFRS statement of financial position as of January 1, 2011, we adjusted amounts previously reported in our consolidated financial statements prepared in accordance with Mexican FRS. Pursuant to an accommodation from the SEC, we only include selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2013, which was Ps.13.0750 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2013		2013	2012	2011
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,644	Ps. 73,791	Ps. 69,290	Ps. 62,582
Operating income		1,433	18,738	18,140	16,274
Finance income (expense), net (2)		68	885	(3,350)	(4,641)
Net income		783	10,234	10,069	7,957
Net income attributable to stockholders of the Company		593	7,748	8,761	6,666
Net income attributable to non-controlling interests		190	2,486	1,308	1,291
Basic earnings per CPO attributable to stockholders of the Company (3)		—	2.71	3.08	2.37

	Year Ended December 31,
	2013		2013	2012	2011
Diluted earnings per CPO attributable to stockholders of the Company (3)		—	2.50	2.83	2.24
Weighted-average number of shares outstanding (in millions)(3)(4)		—	335,263	333,372	329,463
Cash dividend per CPO(3)		—	0.70	0.35	0.35
Comprehensive Income Data:
Total comprehensive income	U.S.$	905	Ps. 11,833	Ps. 10,530	Ps. 8,808
Total comprehensive income attributable to stockholders of the Company		714	9,336	9,243	7,442
Total comprehensive income attributable to non-controlling interests		191	2,497	1,287	1,366

	As of December 31,
	2013		2013	2012	2011
Financial Position Data:
Cash and cash equivalents	U.S.$	1,277	Ps. 16,692	Ps. 19,063	Ps. 16,276
Temporary investments		285	3,723	5,317	5,423
Total assets		14,846	194,109	164,997	153,300
Short-term debt and current portion of long-term debt (5)		24	313	375	1,170
Long-term debt, net of current portion(6)		4,569	59,743	52,616	54,795
Customer deposits and advances		1,716	22,437	21,985	21,386
Capital stock		381	4,978	4,978	5,041
Total equity (including non-controlling interests)		6,010	78,579	68,535	59,089
Shares outstanding (in millions)(4)		—	335,501	333,898	330,862

	Year Ended December 31,
	2013		2013	2012	2011
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,821	Ps. 23,806	Ps. 22,556	Ps. 23,004
Net cash used in investing activities		(1,931)	(25,246)	(12,167)	(25,232)
Net cash used in financing activities		(71)	(924)	(7,548)	(2,543)
(Decrease) increase in cash and cash equivalents		(181)	(2,371)	2,787	(4,667)
Other Financial Information:
Capital expenditures(7)	U.S.$	1,158	Ps. 14,871	Ps. 11,428	Ps. 9,669
Other Data (unaudited):
Magazine circulation (millions of copies)(8)		—	126	129	132
Number of employees (at year end)		—	32,000	28,600	26,300
Number of Sky subscribers (in thousands at year end)(9)		—	6,015	5,153	4,008
Number of Cablevisión RGUs (in thousands at year end)(10)		—	1,949	1,615	1,387
Number of Cablemás RGUs (in thousands at year end)(10)		—	2,238	2,016	1,818
Number of TVI RGUs (in thousands at year end)(10)		—	891	738	694

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs.
(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance expense or income, net. See Note 22 to our consolidated year-end financial statements.

(3)	For further analysis of net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In December 2013, April 2013, 2012 and 2011, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	As of December 31, 2013, 2012 and 2011 we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing 5 CPOs. As of December 31, 2013, there were approximately 2,405.5 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 54,060.9 million A Shares, 0.2 million B Shares, 0.2 million D shares and 0.2 million L Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.
(5)	See Note 13 to our consolidated year-end financial statements.
(6)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 13 to our consolidated year-end financial statements.
(7)	Capital expenditures are those investments made by us in property, plant and equipment. The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translation for capital expenditures is determined by reference to the Interbank Rate on the dates on which a given capital expenditure was made. See “Information on the Company — Capital Expenditures”.
(8)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.
(9)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Ventures”.
(10)	An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, and Televisión Internacional, S.A. de C.V., or TVI, (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás and TVI given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Telecommunications” and “Information on the Company — Business Overview — Telecommunications”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 30, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.5,204.6 million, which includes the payment of an extraordinary dividend of Ps.1.40 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.75 per CPO, equivalent to Ps.0.014957264957 per share. In addition to the dividend payment approved by our stockholders on April 30, 2009, and based on a proposal by our Board of Directors, on December 10, 2009, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.4.0 billion, which includes the payment of an extraordinary dividend of Ps.1.0 per CPO, which is in addition to our ordinary dividend of Ps.0.35 per CPO, for a total dividend of Ps.1.35 per CPO, equivalent to Ps.0.011538461538 per share. The dividend approved on December 10, 2009 was in lieu of the annual dividend for 2010 that would otherwise typically have been paid in April 2010. Accordingly, we did not pay any dividends during 2010. On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. In addition to the dividend payment approved by our stockholders on April 2, 2013, and based on a proposal by our Board of Directors, on December 9, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The dividend approved on December 9, 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been paid in April 2014. Accordingly, we do not currently intend to pay any dividends during 2014. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2009	15.4060	12.6318	13.4979	13.0576
2010	13.1940	12.1556	12.6237	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
October	13.2465	12.9665	12.9916	12.9995
November	13.2430	12.8710	13.0597	13.1110
December	13.2165	12.8505	13.0099	13.0980
2014 (through April 18, 2014)	13.5090	12.9500	13.1999	13.0425
January	13.4560	12.9965	13.2220	13.3585
February	13.5090	13.2035	13.2928	13.2255
March	13.3315	13.0560	13.1929	13.0560
April (through April 18, 2014)	13.1335	12.9500	13.0513	13.0425

(1)	Average rates reflect the average of the daily exchange rate during the relevant period.

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

On April 18, 2014 the noon buying rate was Ps.13.0425 per U.S.$1.00.

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

Risk Factors Related to Mexico

Economic and Political Developments in Mexico May Adversely Affect Our Business

Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the depreciation or appreciation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 4.0% in 2011, increased by 3.9% in 2012 and increased by 1.1% in 2013. Mexican GDP growth fell short of Mexican government forecasts in 2013 and, according to Mexican government forecasts, Mexican GDP is expected to increase by approximately 3.9% in 2014. We cannot assure you that these estimates and forecasts will prove to be accurate.

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

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

The global financial markets continue to be uncertain and it is hard to predict for how long the effects of the global financial stress of recent years will persist and what impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficulties in financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be affected by severe financial difficulties faced by our counterparties.

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

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 19 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past Mexico has experienced high levels of inflation, although the rates have been lower for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.8% in 2011, 3.6% in 2012, 4.0% in 2013 and is projected to be 4.0% in 2014. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.2%, 4.3% and 3.8% for 2011, 2012 and 2013, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

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

The new administration has been pursuing significant amendments to Mexico’s laws, regulations, public policies and government programs. Mexico’s current President Enrique Peña Nieto and the three main political parties of Mexico (i.e. PRI, Partido Acción Nacional, or PAN, and the Partido de la Revolución Democrática, or PRD) have signed the Pacto por México, or Pact for Mexico. In accordance with the Pact for Mexico, during 2013 several amendments to the Constitución Política de los Estados Unidos Mexicanos, or the Political Constitution of the United Mexican States, or Mexican Constitution, were approved, relating to (i) antitrust, (ii) telecommunications, (iii) public bids to grant new concessions to offer broadcasting services, (iv) energy policy and (v) education. Likewise, in accordance with the Pact for Mexico, in January 2014, amendments were made to 34 Mexican financial laws. Such changes may have a material adverse effect on the Mexican economic, social and political situation, and on our business, financial condition and results of operations. See “— Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures

Mexico’s New Ley Federal de Competencia Económica, or Mexico’s New Federal Antitrust Law, and related regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. See “Information on the Company — Business Overview — Investments — Cablemás”.

In addition, the New Federal Antitrust Law and related regulations that have not yet been enacted, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or CFCE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the CFCE, as applicable, is required for us to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the CFCE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.

IFT or the CFCE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

See “Information on the Company — Business Overview — Regulation — Mexican Antitrust Law”.

Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations

A significant portion of our business, activities and investments occur in heavily regulated sectors. The Mexican regulators and other authorities, including tax authorities, have increased their supervision and the frequency and amounts of fines and assessments have increased significantly. Although we intend to defend our positions vigorously when procedures are brought or fines are imposed by authorities, there can be no assurance that we will be successful in such defense. Accordingly, we may in the future be required to pay fines and assessments that could be significant in amount, which could materially and adversely affect our financial condition and results of operations.

Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are subject to change and are affected by the actions of various Mexican federal, state and local government authorities. In that regard, existing laws and regulations, including among others, tax, social security, antitrust and telecom laws are being amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue.

As a result of the amendments to the Mexican Constitution, relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum will only be granted through public bid processes. Notwithstanding that the implementing legislation setting forth the terms and conditions for the renewal of concessions has not been finalized, a new “Auction Program for Digital Television Broadcast Frequencies”, or the Program, was approved by IFT to take place during 2014. The Program will grant concessions over frequencies that might be grouped in order to create at least two national networks with national geographic coverage, or National Digital Networks. The Program provides that holders of concessions that may be granted thereunder will only be entitled to provide broadcasting services, in connection with each radioelectric frequency (channel), within the geographic coverage zone defined by the Program.

On March 7, 2014, IFT published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, an invitation to a public auction for the concession for the two National Digital Networks which will be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

Those interested in participating in the public auction must obtain a prior favorable antitrust opinion from IFT to be granted under to the New Federal Antitrust Law. We are prevented from participating in the bidding. The bidding rules were published by IFT on its internet site on March 9, 2014. See “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

In September 2010, Mexico’s former President Felipe Calderon Hinojosa, published through the Secretaría de Comunicaciones y Transportes, or Secretary of Communications and Transport, or SCT, in the Official Gazette of the Federation, a decree establishing the actions to be taken to expedite the transition to digital television and digital radio broadcasting, which intends to end analog broadcasting by 2015 (referred to in this annual report as the 2010 Decree).

The 2010 Decree modified the policy published by the SCT in July 2004, which established procedures and set forth other applicable provisions for the transition to digital television. According to the June 2013 “Decree amending and supplementing certain provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Mexican Constitution in telecommunications matters”, or the Telecom Reform, the transition to television and radio digital broadcasting will be completed by December 31, 2015. On July 18, 2013, analog broadcasting in Tijuana, Baja California was terminated and, in the coming months, analog broadcasting will be terminated in various states of Mexico on a staggered basis. Until the analog shutdown is completed, we cannot determine what impact, if any, the digital transition will have on us or our operations.

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

In addition to the foregoing, certain provisions of the Ley Federal del Trabajo, or the Federal Labor Law, could materially adversely affect our financial condition and results of operations. The Federal Labor Law, as amended in November 2012, provides, among other things, that personnel outsourcing agreements must meet certain requirements. If these requirements are not met, the company that receives the benefit of the outsourced services might be deemed to be the employer of the personnel performing the services and thus required to comply with all the obligations applicable to employers pursuant to the Federal Labor Law in respect of such personnel.

In December 2012, the Mexican Government enacted additional amendments to the Mexican tax laws. As a result of these amendments, the income tax rate was set at 30% in 2013.

In the last quarter of 2013, the Mexican Federal Congress approved a new tax reform, which became effective as of January 1, 2014. The reform has the following effects on the Mexican tax laws: the issuance of a new income tax law, the repeal of the flat rate business tax law and the cash deposits tax law, and certain amendments and changes to the Mexican tax laws related to value added tax, or VAT, and excise tax.

Among the tax reforms approved by the Mexican Federal Congress, the most relevant changes include (i) the elimination of the consolidation regime; (ii) the increase to the border VAT rate from 11% to 16%; (iii) the increase of the excise tax rates applicable to certain activities and industries such as the sale of foods with high density fat and the sale of sweetened drinks; (iv) the elimination of several deductions to the income tax, including the deduction of 47% of non-taxable employee benefits; (v) the imposition of an additional tax of 10% on dividends paid to individuals or foreign residents; and (vi) the increase in the maximum income tax rate to 35% for individuals.

In February 2014, certain subsidiaries of the Company filed an amparo proceeding challenging the constitutionality of the elimination of the deduction of 47% of the non-taxable employee benefits against the income tax.

The following describes the tax reforms that will have an important impact on the Group.

Elimination of the tax consolidation regime: As a consequence of this reform, we will have to pay in the coming 10 years, starting in 2014, income tax that was deferred in prior years in an aggregate amount of Ps.6,813 million.

Limitation of the deduction of non-taxable employee benefits: As a result of the tax reform, employee benefits that are exempt from income tax are deductible only up to 53%. This reform will result in an increase in income tax payable by some of our subsidiaries.

Increase to the border VAT rate: The preferential VAT rate of 11% applicable to operations carried out in the border region of Mexico was eliminated; consequently, going forward, the general VAT rate of 16% must be applied in the entire country. This means that any of our entities that render services or sell goods in the border region will have to charge an additional 5% of VAT to their customers.

The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

On June 12, 2013, the Telecom Reform, came into force. On March 24, 2014, the Mexican President sent to the Senate of the Mexican Federal Congress the “Initiative Decree” that contains the Federal Telecommunications and Broadcasting Act and the Mexican Public Broadcasting System Law, by amending, supplementing and repealing certain provisions relating to telecommunications and broadcasting (the “Secondary Legislation”). The Telecom Reform, the Secondary Legislation, any regulations related therewith to be issued by the President and IFT, as applicable, and certain actions recently taken by IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial condition. We are currently evaluating the Telecom Reform and the actions taken by IFT, including the guidelines and resolutions issued by IFT, in order to determine what actions, remedies or legal measures we may exercise, take or implement with respect to the Telecom Reform and with respect to the Secondary Legislation or secondary regulations, once these are issued by IFT or the President, as the case may be.

Similarly, the Secondary Legislation issued by the Mexican Federal Congress, the regulations that the President or IFT may issue, and the resolutions issued by IFT, from time to time, pursuant to the Telecom Reform may significantly affect the business, results of operations and financial condition of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

The Telecom Reform provides that measures taken or decisions issued by IFT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by IFT is declared void by a competent court through a binding and final judgment, IFT’s decision, action or omission will be valid and will have full legal effect.

As a result of the Telecom Reform, starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the Telecom Reform. Also, since September 10, 2013, our pay-TV licensees are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

Certain pay-TV concessionaries benefit from the free use of broadcast for retransmission to their subscribers. Consequently, our subsidiary that licenses to pay-TV concessionaires our broadcast television signals and our subsidiary that is the owner and/or licensor of the audiovisual works that we have produced or distributed, jointly or separately by us and some of our subsidiaries, have ceased receiving significant income from licensing retransmission rights, which has affected and will continue to affect their results of operations.

On February 27, 2014, the “General Guidelines Regarding the Provisions of Section 1 of the Eight Article of the Transitory Decree Amending and Supplementing a Number of Provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Mexican Constitution in Telecommunications,” or the Guidelines, were published in the Official Gazette of the Federation, which include, among other obligations, the obligation of concessionaires of broadcast television licenses to permit the retransmission of their broadcast signals and the obligation of pay-TV concessionaires to perform such retransmission (without requiring the prior consent of the broadcast television concessionaires) in the same geographic coverage zone for free (subject to certain exceptions) and in a non-discriminatory manner in its entirety, simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal without requiring consent from the broadcast television concessionaires. This may result in additional costs to our pay-TV subsidiaries.

On November 22, 2013, the Head of the Regulatory Policy Unit of IFT delivered to us and certain of our subsidiaries that hold concessions that provide broadcast television services a notice of initiation of an investigation to determine the existence of an agente económico preponderante, or preponderant economic agent, in the broadcasting sector and the imposition of necessary measures to prevent adverse effects on competition. On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•	Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio spectrum in the geographic area concerned. Such broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive.

•	Advertising sales – The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings. Under the Preponderance Decision, the Preponderant Economic Agent will also have to make publicly available its forms of contracts and terms of sale for each service. The Preponderant Economic Agent is also expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If IFT believes that the Preponderant Economic Agent has failed to comply with the foregoing, IFT can order the Preponderant Economic Agent to make its advertising spaces available, which could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its results of operations. Also, this provision may affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision, when applied, will give a competitive advantage to, among others, our broadcast television competitor, TV Azteca, and to new licensees of broadcast television spectrum.

•	Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, to be determined by IFT no later than May 31, 2014, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences, such as Mexican professional soccer league play-offs, FIFA World Cup finals, summer and winter Olympic Games events where Mexican athletes participate, the opening and closing ceremonies of the Olympic Games, Mexican national team football games, and Mexican Pacific Baseball League playoffs. This may limit the ability of the Preponderant Economic Agent to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other activities such as cruising the internet, playing videogames or reading a book.

•	Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval – The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitor, TV Azteca, and to new licensees of broadcast television spectrum.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. There can be no assurance that the outcome of such procedure will be favorable to us and our subsidiaries.

The Telecom Reform provides for a public bid or auction to grant licenses to establish at least two digital broadcast networks with national geographic coverage in Mexico. IFT unanimously approved the new “Auction Program for Digital Television Broadcast Frequencies”, to take place in 2014, that will provide the grant of digital television frequencies to be grouped to create at least two National Digital Networks with national geographic coverage. On March 7, 2014, IFT published in the Official Gazette of the Federation a resolution whereby concessionaires or groups having commercial, organizational, economic or legal relations and that together hold concessions for broadcasting services representing at least 12 MHz of radio-electric spectrum in any geographic coverage zone may not participate in the public bid for National Digital Networks. Accordingly, we are prevented from participating in the bidding.

When the National Digital Networks are established, they will compete with our broadcasting subsidiaries for advertising revenues, which together with the measures previously described, can affect revenues and operating results and our ability to have access to competitive content or content of interest to advertisers and audiences. As a result, these advertisers and audiences may move to other broadcast television stations or other technological platforms, and our audience share may be reduced. Likewise, we may incur additional costs in order to meet other obligations of IFT as previously described and which may be imposed on us as a result of the Secondary Legislation and the secondary regulations issued by the President and IFT, as applicable.

In addition to competition from the National Digital Networks, we could also be subject to additional competition from new competitors in the broadcast and telecommunications sectors in which we participate, including pay-TV, broadband, telephone services, cable providers, DTH television, telephone operators and/or other participants as a result of the elimination on the restrictions on foreign investment in telecommunications services and satellite communication and the increase in the maximum permitted foreign-ownership in broadcasting (television and radio) to 49%.

The manner in which concessions relating to broadcasting and telecommunications will be renewed is uncertain, since it is not yet known how these extensions will be governed by the Secondary Legislation and how the rights acquired from such renewals will be regulated.

Overall, the Telecom Reform, the Secondary Legislation and secondary regulations to be issued by the President or IFT, as applicable, as well as any actions taken by IFT, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services. Moreover, the entry of new market participants and the introduction of new products could result in an impairment to the prices of some of our products and/or costs and adversely affect our results in some business segments in future periods.

The resolutions issued by IFT under the Telecom Reform significantly and adversely affect certain areas related to some of our activities, including broadcasting and telecommunications, as well as our ability to introduce new products, infrastructure and services, to enter into new businesses or complementary businesses, to consummate acquisitions or joint ventures, to determine the rates we charge for our products, services and use of our infrastructure, to acquire broadcast rights to exclusive content, and to charge market rates for the licensing of copyrights we hold.

The Secondary Legislation and secondary regulations issued by the President or IFT, as applicable, once implemented, may also limit our ability to operate and compete and may impose new conditions to renew our concessions. Similarly, the Secondary Legislation and secondary regulations could impose additional restrictions on the time, type and content of our offerings. We may also be subject to potential liability for the content of third parties that we transmit. We will evaluate the scope and severity of the effects once the Secondary Legislation and secondary regulations are enacted or issued by the President or IFT, as applicable.

See “Information on the Company — Business Overview — Regulation — Telecom Reform”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. Until June 17, 2009, approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through a trust, or the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust, were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust. Such trust currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of most of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Risk Factors Related to Our Business

The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions

In June 2013, the Mexican Federal Congress passed the Telecom Reform which, among other things, created IFT. IFT has the authority to grant licenses for radio and television stations as well as for telecommunications services.

Under Mexican law, we need concessions from the IFT (previously SCT) to broadcast our programming over our television and radio stations, cable and DTH satellite systems and to provide telephony services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2020, after the recent renewal of three concessions. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Telecommunications concessions range from 2014 to 2042 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2038. Cablevisión obtained a telecommunications concession, which expires in 2029, and its concession to transmit an over-the-air ultra-high radioelectric frequency, or UHF, restricted television service through channel 46, which expired in November

2010 (the “Channel 46 Concession”). We filed for a renewal of the Channel 46 Concession and, in February 2010, the SCT notified Cablevisión that it would not be renewed; however, we are contesting the resolution of the SCT. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. However, there is uncertainty as to how radio and television concessions will be renewed in the future, since the Supreme Court ruling has resulted in requiring the renewal of the concessions to be subject to a public bid process, with a right of preference over other participating bidders given to the incumbent concessionaire, in addition to the fact that the Telecom Reform does not establish the way in which concessions will be renewed; however, we expect that the Secondary Legislation will provide clear rules, consistent with previous rules, for the renewal of our concessions.

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

See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “ — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

This competition mainly arises from the growth of the convergent market, pursuant to which certain concessionaries of telecommunication services are allowed to provide other services not included in their original concessions.

In television broadcasting, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca and other broadcasters such as Cadena 3 and Multimedios, among others. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Content”.

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico and audiovisual content distributed over the internet and videogame systems.

We will also face additional competition in television broadcasting from at least the two National Digital Networks proposed to be established pursuant to the Telecom Reform. See “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

In radio broadcasting, we compete with other radio stations in their respective markets. Among our main competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., NRM Comunicaciones, S.A. de C.V. and Grupo Acir, S.A. de C.V.

With respect to advertising, our radio and television stations compete with other radio and television stations in their respective markets, as well as with other advertising media, such as pay-TV, newspapers, magazines, internet and outdoor advertising.

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, and Mega Cable Comunicaciones, S.A. de C.V., or Megacable. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

At the beginning of 2009, TV Azteca began offering HiTV, a television service which consisted of the transmission of digital television channels through the technology known as Digital Terrestrial Television, or DTT, in Mexico City and its metropolitan area using the radioelectric spectrum in the mirror concessions granted to them pursuant to the decree issued by the SCT for the transition to digital television. Since the beginning of the provision of the referred service, HiTV offered approximately 22 channels and charged for the decoder box. In addition, the decoder box that TV Azteca used to allow viewers to access its HiTV channels also allowed the viewers access to our digital over-the-air networks without our permission.

At the end of 2012, Axtel launched a new product called Axtel TV, which, under its basic package, offers up to 101 standard definition channels, optional virtual recording, in addition to internet and voice services.

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

Our pay-TV companies face competition from IPTV or online television providers such as Netflix and Claro Video, as well as from other pay-TV operators such as Total Play, Megacable and other cable television companies, as well as from Dish Mexico.

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

Our future success will be affected by changes in the broadcasting, advertising sales, telecommunications, entertainment, gaming and other industries where we participate, which we cannot predict, and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico, including emerging technologies that provide new services to pay-TV customers and new entrants in the public and pay-TV industries, which will require us to make significant capital expenditures in new technologies and will result in higher costs in the acquisition of content or may impair our ability to renew rights to special events, including sporting and entertainment events. Our telecommunications business is highly competitive and capital intensive. Our business may require substantial capital to pursue additional acquisitions and capital expenditures which may result in additional incurrence of leverage, issuance of additional capital or a combination thereof.

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the World Cup and the Olympic Games. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2011, 2012 and 2013 we recognized 32.1% 32.2% and 33.5%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic. The remaining balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information, could result in a disruption of our operations, improper disclosure of personal data or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent or mitigate these incidents will be successful in avoiding harm to our business.

The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies

In December 2010, we made a substantial investment in Broadcasting Media Partners, Inc., or BMP, the parent company of Univision Communications, Inc., or Univision. However, we do not control and do not consolidate the results of BMP. Most of our investment in BMP is currently held in the form of convertible debentures. Our conversion of the debentures into shares of common stock of BMP is subject to certain conditions. The value of the common stock of BMP could materially increase or decrease the carrying value of the convertible debentures, as they are measured at fair value. After the conversion, we will remain a minority equity holder of BMP. The results of operations of BMP and Univision may affect the value of our investment in BMP and our results of operations. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt, (ii) cancellation, reductions or postponements of advertising, (iii) possible strikes or other union job actions, (iv) changes in the rules and regulations of the U.S. Federal Communications Commission, or FCC, (v) an increase in the cost of, and decrease in the supply or quality of, programming, (vi) an increase in the preference among Hispanics for English-language programming, (vii) competitive pressures from other broadcasters and other entertainment and news media and (viii) the impact of new technologies.

In April 2011, we made a substantial investment for the acquisition of equity and convertible debentures issued by GSF Telecom Holdings, S.A.P.I. de C.V., or GSF, which indirectly owns 100% of the outstanding shares of Grupo Iusacell, S.A. de C.V., or Iusacell. Most of our investment in GSF was initially held in the form of debentures mandatorily convertible into shares of stock of GSF. We converted the GSF convertible debentures in June 2012 and since then, we hold a 50% equity stake in GSF. We do not consolidate the results of GSF and we share governance rights with the other owner of GSF.

The results of operations of GSF and Iusacell may affect the value of our investment in GSF and our results of operations. The business, financial condition and results of operations of Iusacell could be materially and adversely affected by risks including, but not limited to: (i) technology becoming obsolete, (ii) the inability to renew concessions and existing arrangements for roaming and other services, (iii) litigation being resolved against Iusacell, (iv) the dependence on revenues from subsidiaries to repay debt, (v) the loss of subscribers and (vi) changes in the regulatory environment. Our Iusacell investment faces competition in the telecommunications market that may require additional capital to break even. We expect to make additional investments in the next two years, which may be in excess of U.S.$200 million in the form of equity or debt, or a combination thereof, of GSF, the parent company of Iusacell, in connection with our 50% interest in this jointly controlled entity.

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

The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition

On February 14, 2014, the Mexican Ministry of Health published in the Official Gazette of the Federation an amendment to the Regulations of the General Health Law on Advertising, pursuant to which advertisers of certain high-caloric foods and non-alcoholic beverages are required to obtain prior permission from the health authorities in order to advertise their products on radio, broadcast television, pay-TV and in movie theaters (the “Health Law Amendment”). The Health Law Amendment will become effective on May 15, 2014 and comprehensive guidelines are currently under review by the Committee on Regulatory Reform, entitled “Guidelines with nutritional and advertising criteria for advertisers of food and non-alcoholic beverages for obtaining permission for the advertising of their products with respect to the provisions of Articles 22bis and 79 of the Regulations of the General Health Law on Advertising” (the “Health Law Guidelines”).

The Health Law Guidelines restrict the hours that certain high-caloric foods and non-alcoholic drinks can be advertised. These restrictions do not apply when the advertisement is aired during certain programs such as sports, telenovelas, news programs, series officially rated as unsuitable for children, films with ratings of B, B15, C and D, and programs where the advertiser certifies through audience research that people between the ages of 4 and 12 represent no more than 35% of the audience and receives the prior consent from the Federal Commission for the Protection Against Health Risks. The draft of the Health Law Guidelines provides that the time restrictions will be effective on January 1, 2015.

We cannot predict the impact or effect that the Health Law Amendment might have on the results of operations in the future, however, a decrease in the payment from advertisers of the aforementioned products could cause a decrease in television revenue.

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

Non-Mexicans May Not Hold A Shares, B Shares or D Shares Directly and Must Have Them Held in a Trust at All Times

Although, as a result of the Telecom Reform to the Mexican Constitution, foreign investors are no longer restricted from holding equity interests in Mexican companies doing business in the telecommunications industry, the trust governing the CPOs and our bylaws nevertheless restrict non-Mexicans from directly owning A Shares, B Shares or D Shares. Non-Mexicans may hold A Shares, B Shares or D Shares indirectly through the CPO Trust, which will control the voting of such shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

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

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying GDSs, the only series of our Shares that can be voted by non-Mexican holders of GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings”.

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

Forward-Looking Statements

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the Securities and Exchange Commission, or SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

•	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements concerning our current and future plans regarding our online and wireless content division, Televisa Interactive Media, or TIM;

•	statements concerning our current and future plans regarding our investment in and other arrangements with Imagina Media Audiovisual S.L., or Imagina;

•	statements concerning our current and future plans regarding our arrangements with Netflix, Inc., or Netflix;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;

•	statements concerning our transactions with Univision and our current and future plans regarding our investment in BMP, the parent company of Univision;

•	statements concerning our current and future plans regarding our investment in Tenedora Ares, S.A.P.I. de C.V., or Ares;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in GSF, the controlling company of Iusacell;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova and our transactions and relationship with DIRECTV;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments; and

•	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important factors, including those discussed under “— Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include:

•	economic and political developments and conditions and government policies in Mexico or elsewhere;

•	uncertainty in global financial markets;

•	currency fluctuations or the depreciation of the Peso;

•	changes in inflation rates;

•	changes in interest rates;

•	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;

•	the risk that our concessions may not be renewed;

•	the risk of loss of transmission or loss of the use of satellite transponders or incidents affecting our network and information systems or other technologies;

•	changes in customer demand; and

•	effects of competition.

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

Capital Expenditures

The table below sets forth our projected capital expenditures for the year ended December 31, 2014 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2013, 2012 and 2011. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2014, as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

	Year Ended December 31,(1)
	2014 (Forecast)		2013 (Actual)		2012 (Actual)		2011 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	1,160.0	U.S.$	1,157.8	U.S.$	881.1	U.S.$	791.0
BMP(3)		—		—		22.5		49.1
GTAC(4)		10.3		10.5		7.8		6.6
Iusacell(5)		—		122.9		—		1,602.5
Other acquisitions and investments(6)		—		751.2		5.7		51.4

Total capital expenditures and investments	U.S.$	1,170.3	U.S.$	2,042.4	U.S.$	917.1	U.S.$	2,500.6

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2013, 2012 and 2011 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.
(2)	Reflects capital expenditures for property, plant and equipment, in all periods presented. Includes U.S.$599.9 million in 2013, U.S.$455.4 million in 2012 and U.S.$406.1 million in 2011 for the expansion and improvement of our Telecommunications segment; U.S.$397.7 million in 2013, U.S.$292.1 million in 2012 and U.S.$241.6 million in 2011 for the expansion and improvement of our Sky segment; U.S.$13.3 million in 2013, U.S.$16.9 million in 2012 and U.S.$13.8 million in 2011 for our Gaming business; and U.S.$146.9 million in 2013, U.S.$116.7 million in 2012 and U.S.$129.5 million in 2011 for our Content segment and other businesses. In the fourth quarter of 2012 we recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment. The forecast amount for 2014 totaling U.S.$1,160 million includes capital expenditures of U.S.$600 million and U.S.$400 million for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$160 million is for our Content segment and other businesses.
(3)	In August 2012, we made an additional investment of U.S.$22.5 million in cash, by which we increased our interest in BMP from 7.1% to 8.0%. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%.

(4)	During 2014, we expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the principal amounts of Ps.25.5 million (U.S.$2 million) and U.S.$8.3 million. In 2013, we provided financing to GTAC, in connection with long-term credit facilities in the aggregate principal amount of Ps.56.6 million (U.S.$4.6 million) and U.S.$5.9 million. In 2012, we provided financing to GTAC, in connection with a long-term credit facility in the aggregate principal amount of Ps.103 million (U.S.$7.8 million). In 2011, we provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.87 million (U.S.$6.6 million).
(5)	In 2013 we made additional capital contributions in connection with our 50% joint interest in GSF in the aggregate amount of Ps.1,587.5 million (U.S.$122.9 million). In the second quarter of 2011, we made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in mandatorily convertible debentures of GSF, the parent company of Iusacell, as described in the following sentences. The convertible debt of GSF was divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures were the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365.0 million, issued against the payment we made in cash on April 7, 2011. The Series 2 Debentures were the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200.0 million, which we paid in cash in multiple installments from April through October 2011. In June 2012, we converted the debentures into common stock of GSF. As a result, we now hold a 50% equity stake in GSF. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.
(6)	In 2013 we made an investment in the amount of Ps.7,000 million (U.S.$547.6 million) in convertible debt instruments which, subject to regulatory approval, will allow us to acquire 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”), a telecommunications company that offers video, telephony and data services in Mexico. In addition, Ares has an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. As part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million. In 2011, we made other investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million). In the first half of 2011, we agreed with the other stockholders of Cablemás the terms for us to acquire all of their equity interest in Cablemás for an aggregate amount of U.S.$390.9 million (Ps.4,603.0 million), which was paid with cash and 24.8 million CPOs issued by us on April 29, 2011.

In 2013, 2012 and 2011, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2014 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity, and/or borrowings. The amount of borrowings required to fund these cash needs in 2014 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate four broadcast channels in Mexico City and complement our network geographic coverage through affiliated stations throughout the country. We produce pay-TV channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2013, we exported 79,650 hours of programming to 75 countries, excluding the United States. In the United States, we have granted Univision the exclusive right to broadcast certain of our content pursuant to a program license agreement.

We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 126 million magazines publishing 201 titles in approximately 21 countries.

We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. We are also a shareholder in two Mexican telecommunications companies, Cablevisión and Televisión Internacional, S.A. de C.V. and its subsidiaries, collectively TVI, and in 2011 we merged a third Mexican telecommunications company, Cablemás, into the Company. We own 100% of Cablemás, 51% of Cablevisión and 50% of TVI.

We also own Televisa.com as well as Esmas.com, one of the leading digital entertainment web portals in Latin America, a gaming business which includes casinos, a 50% stake in a radio company that as of December 31, 2013 reached 73% of the Mexican population, a feature film production and distribution company, a soccer team and a stadium in Mexico.

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

Business Strategy

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our telecommunications business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our telecommunications business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our telecommunications businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and telecommunications industry in accordance with the consolidation of the telecommunications market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that in the past has propelled many of our programs to be among the most watched in Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions.

In April 2008, we began broadcasting more than 1,000 hours per year of NBC Universal’s Telemundo’s original programming on Channel 9. Currently and through December 2015, we pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2016, we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming. In addition, since 2010 we distribute, via Sky and Cablevisión, a new pay-TV channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides us with Telemundo’s original content, including its highly popular telenovelas currently broadcast on our Channel 9, on all of our digital platforms. Moreover, we also offer mobile wall papers and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through our mobile business unit Esmas Móvil, the leading mobile premium content provider in Mexico. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.

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

(iii) We are emphasizing a performance-based compensation policy for sales people such that a larger portion of total compensation comprises variable incentives tied to year-end results; and

(iv) We are continuing to provide our customers with increased opportunities for custom made product placement and branded entertainment.

Maintaining High Operating Segment Income Margins. Our content operating segment income margins for 2012 and 2013 were 46.9% and 46.0%, respectively. We intend to continue maintaining high operating segment income margins in our content businesses by increasing revenues and controlling costs and expenses.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. All advertisers are billed for actual minutes used; the amount billed depends on the calendar quarter, channel, and hour in which the spot is transmitted. We previously billed our advertising customers on a cost-per-rating-point basis based on audience share and ratings as published by the Mexican company IBOPE AGB Mexico, or IBOPE. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we no longer use IBOPE’s statistical data and we have been billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 54%, 46% and 52% of total available national advertising time on our networks during prime time broadcasts in 2011, 2012 and 2013, respectively, and approximately 44%, 39% and 43% of total available national advertising time during all time periods in 2011, 2012 and 2013, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Continue Building Our DTH and Telecommunications Platforms

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 6 million subscribers, of which 3% were commercial subscribers as of December 31, 2013.

In the fourth quarter of 2012, IS-21, a new satellite of Intelsat, our primary satellite provider, started service, replacing Intelsat’s IS-9 satellite. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.

The key components of our DTH strategy include:

•	Offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, World Equestrian Games, marathons, Diamond League, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments and the Basketball Euroleague;

•	Capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	Capitalizing on the low penetration of pay-TV services in Mexico;

•	Providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;

•	Providing aggressive HD offerings and continuously expanding our programming in HD; and

•	Continuing to leverage our strengths and capabilities to develop new business opportunities and expand through acquisitions.

Network Subscription. Through our 24 pay-TV brands and 46 national and international feeds, we reached more than 35 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2013. Our pay-TV channels include, among others, three music, six movie, seven variety and entertainment channels and two sports channels. Both of our sports channels offer 24-hour-a-day programming 365 days a year. The sports content of Televisa Deportes Network, or TDN, is provided pursuant to a license agreement with Barra Deportiva, S.A. de C.V., or Barra Deportiva. Barra Deportiva was incorporated in July 2009 and, at that time, we owned a 49% interest in that company. On December 20, 2011, we acquired the remaining 51% of Barra Deportiva, which, as a result, became a wholly-owned subsidiary of the Company. Our license agreement with Barra Deportiva is still in force after that transaction. One of our entertainment channels, Clásico TV, was rebranded as Distrito Comedia in October 2012. Beginning with the first quarter of 2012, the results of our former Pay Television Networks segment (currently identified as Networks Subscription) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Programming Exports segments and our Internet business.

Telecommunications. We are a shareholder of several Mexican telecommunications companies. We have a controlling stake of Cablevisión and TVI. In 2011 we merged a telecommunications company, Cablemás, into the Company. With a subscriber base of 867,525 cable television, or video subscribers (all of which were digital subscribers), as of December 31, 2013 and 2.6 million homes passed as of December 31, 2013, Cablevisión, one of the telecommunications systems in Mexico City and surrounding areas in the state of Mexico in which we own a 51% interest, is an important telecommunications provider in Mexico City. As used in this annual report, “homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or that are prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for these to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our telecommunications strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Cablevisión has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2013, Cablevisión had 666,464 cable modem, or broadband subscribers compared to 509,137 at December 31, 2012. The growth we have experienced in Cablevisión has been driven primarily by the conversion of our system from analog to digital format. In July 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City, and as of December 31, 2013, it had 415,023 IP telephone lines in service, or voice subscribers. As of December 31, 2013, Cablevisión offers the service in every area in which its network is bidirectional.

Cablemás operates in 59 cities. As of December 31, 2013, the Cablemás cable network served 1,185,090 cable television, or video subscribers, 705,202 high-speed internet, or broadband subscribers and 347,609 IP-telephony lines, or voice subscribers, with 3.5 million homes passed.

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

In March 2006, our wholly-owned subsidiary, Corporativo Vasco de Quiroga, S.A. de C.V., or CVQ, acquired a 50% interest in TVI. TVI is a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico. As of December 31, 2013, TVI had 1.9 million homes passed, served 442,697 cable television, or video subscribers, 295,122 high-speed internet, or broadband subscribers and 153,295 telephone lines, or voice subscribers.

Our acquisition by CVQ of a 50% interest in TVI was authorized by the Mexican Antitrust Commission subject to compliance with certain conditions. Some of these conditions have already been met and others must continue to be complied with going forward. Such conditions include: (1) to make available, subject to certain conditions, our over-the-air channels to pay-TV operators on non-discriminatory terms (“must offer”) and (2) that our pay-TV platforms carry, upon request and subject to certain conditions, over-the-air channels operating in the same geographic zones where such pay-TV platforms provide their services (“must carry”). See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.

We have actively participated and intend to continue actively participating in the telecommunications industry. We have made and will continue to make further investments and/or acquisitions—controlling or non-controlling—directly or indirectly, in telecommunications which may or may not include pay-TV services related assets, which have been and can be substantial in size, that complement our telecommunications strategy, either through debt, equity, or a combination thereof, and/or other financial instruments.

Expanding Our Publishing Business

With a total approximate circulation of 126 million magazines during 2013, we believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 201 titles; 107 are wholly-owned and produced in-house and the 94 remaining titles are licensed from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 21 countries, including Mexico, the United States and countries throughout Latin America.

We believe that Editorial Televisa leads at least 18 of the 21 markets in which we compete in terms of readership.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2013, we licensed 79,650 hours of programming in 75 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

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

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television national network in Spain. Under the terms of the agreement, Imagina and other shareholders of La Sexta received a 7% equity stake in A3TV and on February 19, 2014, Atresmedia Corporación de Medios de Comunicación, S.A. (Atresmedia) signed a partial renewal of the merger agreement with Gestora de Inversiones Audiovisuales La Sexta S.A. and its shareholders. The agreement was renewed in respect to “earn-out” clauses giving the shareholders of La Sexta rights over a further 7% of the share capital of Atresmedia subject to the financial performance of the Atresmedia group in the years 2012 to 2016. Under the renewed agreement, the Company has brought forward and adjusted the final amount of the additional contribution payable to Gamp Audiovisual S.A. and Imagina Media Audiovisual, S.L, in the form of shares in Atresmedia, transferring to said companies shares equivalent to 2.079% and 1.631%, respectively, of its share capital, charged to treasury shares.

The U.S.-Hispanic population, estimated to be 52 million, or approximately 17% of the U.S. population, according to U.S. Census estimates published in the 2012 Current Population Survey, Annual Social and Economic Supplement, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 20.5% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.5 trillion of U.S. consumer spending, or 11.2% of the U.S. total disposable income, by 2015, outpacing the expected growth in total U.S. consumer expenditures.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2011, 2012 and 2013, Univision paid us U.S.$224.9 million, U.S.$247.6 million and U.S.$273.2 million, respectively, in royalties. In December 2010, we completed a net cash investment of U.S.$1.2 billion in Univision and certain other transactions related to that investment and to the Program License Agreement, or PLA, between Televisa, S.A. de C.V. and Univision. In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of BMP by which we increased our interest in BMP from 7.1% to 8.0%. On January 30, 2014, a group of institutional investors made a capital contribution to BMP. As a result of this transaction, our equity stake in BMP decreased from 8.0% to 7.8%. For a description of our arrangements with Univision, see “— Univision”.

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

Developing New Businesses and Expanding through Acquisitions

We plan to continue growing our gaming business, which consists of casinos and a national lottery. As of December 31, 2013, we had 18 casinos in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening casinos. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 9,000 points of sale through electronic terminals, including point-of-sale terminals at Cadena Comercial Oxxo, S.A. de C.V. and Oxxo Express, S.A. de C.V., or Oxxo, the principal chain of convenience stores in Mexico. The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

In August 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance operates through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products was an integral part of the activities of TCP. As part of this alliance, in October 2009, TCP entered into, among others, an exclusive commercial supply agreement with Genomma Lab. However, on July 4, 2013, we entered into amendment agreements whereby we agreed to select only three brands of Genomma Lab, which we refer to as Genomma Lab Selected Brands, for distribution through TCP in exchange of a revenue share. We make available our different media platforms in the United States and Puerto Rico to TCP, which provides the Genomma Lab Selected Brands with significant advertising in the targeted markets corresponding to Genomma Lab’s business model. This will enable Genomma Lab to expand the extensive success of the Genomma Lab Selected Brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 52 million consumers with an estimated purchasing power of over U.S.$1.2 trillion annually while leveraging Televisa’s reach and name recognition in the Hispanic market. During 2011, 2012 and 2013, TCP sold and distributed Genomma Lab’s products such as over-the-counter pharmaceutical and cosmetic products, and certain commemorative coins of Mexico’s 200 years as an independent nation. As a result of the amendment agreements described above, TCP retained the exclusive distribution of the Genomma Lab Selected Brands.

In March 2010, Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or Telefónica, Editora Factum, S.A. de C.V., or Editora Factum, a wholly-owned subsidiary of the Company, and Mega Cable, S.A. de C.V., or Megacable, agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Comisión Federal de Electricidad, or Mexican Federal Electricity Commission, or CFE. In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using dense wavelength division multiplexing, or DWDM, technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In 2013, one of our subsidiaries entered into a long-term credit facility agreement to provide additional financing to GTAC for up to Ps.80.0 million. GTAC established the first link for operations in June 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services were active and two GTAC routes were completed (500 kilometers). By the end of 2013, GTAC had in operation 152 links and 148 nationwide nodes, and 615 services for customers were activated. In addition, four GTAC routes were completed (1,003 kilometers) and three third-party dark fiber IRU agreements were signed (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

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

CVQ converted the GSF convertible debentures in June 2012 and as a result, CVQ owns 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell. We do not consolidate the results of GSF and we share governance rights with the other owner of GSF. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico. As of December 31, 2013, Iusacell had 8,036,256 mobile wireless subscribers. In addition, Iusacell holds and operates concessions for the 800 MHz band, which allow it to provide wireless cellular services in five adjacent regions in Central and Southern Mexico, and for the 1900 MHz band, which allow it to provide PCS wireless services nationwide. Iusacell also provides other telecommunications services, such as fixed-line telephony, broadband services and links leasing to corporate customers.

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

On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments which, subject to regulatory approvals, will allow us to acquire 95% of the equity interest in Ares, the indirect owner of 51% of the equity interest in Grupo Cable TV, S.A. de C.V., or Cablecom. As part of the transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. Cablecom is a telecommunications company that offers video, telephony and data services in Mexico. In addition, Ares will have an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom at a value of approximately 9.3 times earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the 12-month period preceding the closing of such acquisition. Cablecom provides data, video, telephony, value added services and virtual networks to corporate customers. Cablecom has close to 1.2 million revenue generating units, of which 70% are video services, with the balance being data and telephony services.

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

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform”), a “preponderant economic agent” (“agente economico preponderante”) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, IFT on March 7, 2014 notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations, among which, América Móvil reported publicly the following:

•	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by the IFT and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);

•	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, ducts and rights of way, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of long term average incremental costs;

•	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by the IFT using a methodology of long term average incremental costs;

•	Wholesale of Leased Lines: Regulation on wholesale of leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long term average incremental costs;

•	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of long term average incremental costs;

•	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the preponderant economic agent’s subscribers;

•	Mobile Virtual Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of retail minus;

•	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability tests that are currently under analysis. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;

•	Content: Regulation on content, including the prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level; and

•	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT and accounting separation.

According to public records, América Móvil and its subsidiaries filed on April 1, 2014 an injunction (amparo) proceeding against IFT’s resolution.

The measures imposed on the preponderant economic agent, if properly implemented, will represent an opportunity for us to increase our coverage and product diversity, while reducing our costs and capital expenditures requirements as a result of the access to the network of the preponderant economic agent and the regulation of the terms and conditions, on competitive terms, of such access. Moreover, asymmetric regulations may create a beneficial economic and regulatory environment in the telephony and broadband markets and may further enhance our ability to compete in the telecommunications industry.

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our telecommunications business.

Additionally, the Telecom Reform (i) permits 100% foreign ownership in satellite and telecommunications services, eliminating the current restrictions, and (ii) provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

The Telecom Reform also calls for the Plan Nacional de Desarrollo, or National Development Plan, to include a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband. We believe our potential participation in this program could result in business opportunities while improving the quality of the telecommunications services to be provided by the Mexican government.

Commitment to Sustainability

We have made sustainable development part of our offerings and commercial strategy, in order to continue meeting the expectations of, and creating added value for, our stockholders. As part of our commitment to sustainability, we have established a committee comprising some of our high-level executive officers as well as independent consultants, which will reinforce our efforts related to sustainability. As a result of our commitment, as of February 1, 2013, we were named one of the six members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange; and on February 1, 2014 we were confirmed as a sustainable issuer for the period effective as of February 1, 2014 through January 31, 2015. The Sustainability Index currently includes 28 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

Television

Television Industry in Mexico

General. There are twelve television stations operating in Mexico City and approximately 474 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the 12 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 221 repeater stations and 33 local stations outside of Mexico City. See “— Content”. We also own a station that has a digital subchannel that transmits in the English language on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 82 and 95 stations, respectively, outside of Mexico City. Televisora del Valle de Mexico, S.A. de C.V., or Televisora del Valle de Mexico, owns the concession for CNI Channel 40, a UHF channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates four stations in Mexico City, Channel 11, which has 12 repeater stations, Channel 21 in Mexico City (transmitting only DTV), Channel 22, and Channel 30, an anchor station of Organismo Promotor de Medios Audiovisuales, or OPMA, which, we believe, has 13 repeater stations outside Mexico City. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 15 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Content”.

We estimate that approximately 29.9 million Mexican households have television sets, representing approximately 95% of all households in Mexico as of December 31, 2013. We believe that approximately 95.4% of all households in Mexico City and the surrounding area have television sets.

Ratings and Audience Share. We previously included television ratings and audience share information in our annual reports based on data supplied by IBOPE. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we no longer use IBOPE’s measurements. No IBOPE statistical data in respect of periods after June 12, 2012 has been included in our public reports and we have been billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2011, 2012 and 2013, we produced approximately 79,100 hours, 90,500 hours and 93,300 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite ventures, including programming produced by our local stations.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2011, we broadcast the 2011 Guadalajara Pan American Games. In 2012, we broadcast the 2012 London Olympic Games. In 2013, we broadcast FIFA World Cup Under 20 Turkey 2013, FIFA World Cup Under 17 UAE, Copa FIFA Confederaciones Brasil 2013, and Qualification Matches for FIFA World Cup Brazil 2014. We have also acquired the rights to broadcast the 2014 FIFA World Cup Brazil for the territory of Mexico and the rights to broadcast the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City. We also operate 18 fully equipped remote control units. Some of our local television stations also produce their own programming. These local stations operate 43 studios and 35 fully equipped remote control units. See “— Content — Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 33%, 35% and 34% of the programming broadcast on our four television networks in 2011, 2012 and 2013, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remainder aired on Channel 9.

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

We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2013.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	123	2	—	1	127
Channel 5	1	63	—	—	3	67
Channel 9	1	15	—	—	14	30
Subtotal	3	201	2	—	18	224
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	18	—	1	14	33

Total	3	219	2	1	32	257

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout parts of Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 27.0 million households, representing 98.4% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2011, 2012 and 2013.

According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television. Also, 24 repeaters of the Channel 2 Network located outside of Mexico City and along the border with the United States have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.

The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include soap operas (telenovelas), news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 100 to 140 half-hour episodes. Substantially all of Channel 2’s programming is aired on a first-run basis and virtually all of it, other than Spanish-language movies, is produced by us.

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout parts of Mexico. We estimate that the Channel 5 Network reaches approximately 25.2 million households, representing approximately 91.5% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit digital television, or DTV, services in Channel 50 as its second channel during the transition period. Also, 22 repeaters of the Channel 5 Network have obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.

We believe that Channel 5 has positioned itself as the most innovative television channel in Mexico with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English.

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 29 repeater stations, approximately 37% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 20.2 million households, representing approximately 73.7% of households with television sets in Mexico.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period. In addition, 10 repeaters of the Channel 9 Network have obtained a similar license. Since January 2007, this DTV station has been operational.

The Channel 9 Network targets families as its audience. Its programs principally consist of movies, sports, sitcoms, game shows, telenovelas produced by third parties, news and re-runs of popular programs from Channel 2.

Channel 4. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 5.9 million households, representing approximately 21.5% of television households in Mexico in 2013. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

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

Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2011, 2012 and 2013, the local television stations owned by us produced 50,400 hours, 57,200 hours and 57,100 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, 15 of the 18 wholly owned local stations have obtained licenses to transmit DTV services in their service area during the transition period. These 15 DTV stations are in place and fully operational.

Border Stations. We currently own XETV, or the Border Station, a Tijuana based television station which operates under a concession from the SCT from Mexico on the Mexico/U.S. border and broadcasts English-language programs pursuant to a permit granted by The Ministry of the Interior, which is renewed annually. The Border Station is affiliated with the Tijuana/San Diego market, under an affiliation agreement with The CW Network LLC, or CW Network. CW Network was formed as a joint venture between Warner Bros. Entertainment and CBS Corporation. The Border Station broadcasts under renewable permits issued by the FCC to the station and to CW Network, which authorize electronic cross-border programming transmissions. The Border Station is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by us. The Border Station’s FCC cross-border permit was renewed on July 9, 2013 for a five-year term expiring on July 9, 2018. CW Network’s cross-border FCC permit became effective on February 14, 2014 for a five-year term expiring on February 14, 2019.

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2013, we had over 35 million subscribers worldwide.

In 2011, 2012 and 2013, we produced approximately 15,900 hours, 20,900 hours and 23,200 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Ritmoson Latino, Bandamax, De Película, De Película Clásico, Unicable, Golden, Golden Edge, Golden Latinoamérica, TLNovelas, Tiin, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Canal de las Estrellas Delay-1hr, Distrito Comedia (formerly Clásico TV), TDN and UTDN (formerly TDN2.0). The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD and GoldenPremier HD.

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 73,165 hours, 92,887 hours and 79,650 hours of programming in 2011, 2012 and 2013, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”. As of December 31, 2013, we had 247,961 half-hours of television programming in our library available for licensing. Beginning with the first quarter of 2012, the results of our former Programming Exports segment (currently identified as Licensing and Syndication) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Pay Television Networks segments and our Internet business.

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

With a wide range of content channels, online and mobile services, and more than 344 million page views per month and more than 28 million monthly unique users in 2013, we believe that TIM has positioned itself as one of the leading digital entertainment portals in Mexico and Hispanic territories. Currently, 72% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.

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

Since April 2004, Esmas.com has been offering premium content service to mobile phones while leveraging the cell phone networks in Mexico, the U.S. and Latin America. In 2013, Esmas Móvil sent more than 18.3 million premium messages to approximately 2.8 million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, lotteries, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.

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

With a total circulation of approximately 126 million copies in 2013, we publish 201 titles that are distributed in 21 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Puerto Rico, Argentina, Ecuador, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; Eres, a monthly magazine for teenagers; and Conozca Más, a monthly science and culture magazine. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Good Housekeeping, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; and Disney Princesas, Disney Winnie Pooh, Disney Hadas, Disney Cars, Disney Toy Story and Disney Junior, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and WDC, México, S. de R.L. de C.V. We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish several comics pursuant to license agreements with Marvel Characters, B.V. and DC Entertainment.

During 2011, we launched several Disney-Marvel comic magazines in Mexico and Argentina pursuant to a license agreement with Disney Consumer Products Latin America, Inc., and Top Teens in Argentina, a wholly owned teenager monthly magazine.

During 2012, we launched several DC Comics magazines in Mexico, pursuant to a license agreement with DC Entertainment’s publishing branch, DC Comics.

During 2013, we stopped publishing Furia Musical, a wholly owned monthly musical magazine that principally promoted “Mexican-regional” music performers. During 2013, we also terminated our license agreement with Northern & Shell Luxembourg Branch, under which we published a Spanish-language edition of OK! Magazine, due to the low revenues of that publication.

In 2013, we launched Grazia, a women’s bimonthly fashion magazine, pursuant to a license agreement with Mondadori International Business S.R.L. During 2013 we also launched SOHO, a men’s bimonthly life and style magazine pursuant to a license agreement with Publicaciones Semana.

Telecommunications

Cablevisión

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. See “— Digital Cable Television Services”. According to IFT, there were approximately 1,500 pay-TV concessions in Mexico as of December 31, 2013, serving approximately 14.7 million subscribers.

Mexico City Telecommunications System. We own a 51% interest in Cablevisión, one of the most important telecommunications operators in Mexico City, which provides telecommunications services including pay-TV to subscribers in Mexico City and surrounding areas. As of December 31, 2013, Cablevisión had 867,525 cable television, or video subscribers, all of which were digital subscribers. CPOs, each representing two series A shares and one series B share of Cablevisión, are traded on the Mexican Stock Exchange, under the ticker symbol “CABLE”.

Digital Cable Television Services. Cablevisión was the first multi-system operator in Mexico to offer an on-screen interactive programming guide, video on demand, high definition channels as well as Motorola and TiVo® DVR services throughout Mexico City. Along with its digital pay-TV service, Cablevisión also offers high speed internet and a competitive digital telephone service. Through its world class network, Cablevisión is able to distribute high quality video content, unique video services, last generation interactivity with “Cablevisión On Demand”, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers and telephony and internet. Cablevisión’s 100% digital video service offers six main programming packages which as of December 31, 2013, ranged in price from Ps.169.00 to Ps.699.00 (VAT included), and included up to 304 linear channels: 234 video channels (including 10 over-the-air channels, Fox, ESPN, CNN International, HBO, Disney Channel, TNT, and others), 56 audio channels and 2 pay-per-view channels.

Cablevisión Revenues. Cablevisión’s revenues are generated from subscriptions for its pay-TV, broadband and telephony services and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees. As of December 31, 2013, its current monthly pay-TV service fees range in price from Ps.169.00 to Ps.699.00. See “— Digital Cable Television Services”. The Mexican government does not currently regulate the pay-TV rates Cablevisión charges for its basic and digital premium service packages, but there can be no assurance that the Mexican government will not regulate Cablevisión’s rates in the future.

Telecommunications Initiatives. Cablevisión plans to continue offering the following multimedia communications services to its subscribers:

•	enhanced programming services, including video on demand, subscription video on demand, high definition;

•	Broadband internet services; and

•	IP telephony services.

In May 2007, Cablevisión received a concession to offer fixed telephony services through its network. By the end of 2013, Cablevisión started offering fixed telephony services in every area in which its network is bidirectional, which represents 99.97% of its total network.

In order to provide these multimedia communications services, Cablevisión requires a network with bi-directional capability operating at a speed of at least 750 MHz and a digital set-top box. Cablevisión’s cable network currently consists of more than 20,476 kilometers with 2.6 million homes passed in Mexico City and surrounding areas in the State of Mexico. As of December 31, 2013, 0.63% of Cablevisión’s network runs at 450 MHz, approximately 0.33% of its network runs at 550 MHz, approximately 0.68% of its network runs at 750 MHz, approximately 4.82% runs at 870 MHz, approximately 93.54% of its network runs at 1 GHz, and approximately 99.97% of its network has bidirectional capability.

Cablemás

Cablemás Telecommunications System. Cablemás operates in 59 cities. As of December 31, 2013, Cablemás’ telecommunications network served 1,185,090 cable television, or video subscribers, 705,202 high-speed internet, or broadband subscribers and 347,609 IP-telephony lines, or voice subscribers, with 3.5 million homes passed.

As of December 31, 2013, Cablemás’ telecommunications network consisted of 20,703 kilometers of cable. Cablemás is in the final stage of converting its existing network into a broadband bidirectional network, operating from 550MHz to 860MHz with the ability to provide video, broadband and telephony services. As of December 31, 2013, 97.5% of Cablemás’ cable network had bidirectional capability, of which 99.8% was operating at or greater than 550 MHz and 96.1% was operating at or greater than 750 MHz.

Cablemás Revenues. Cablemás has experienced strong organic growth due to successful implementation of its business strategy, introduction of new products and services and wide acceptance of its offerings.

Cablemás’ overall strategy is to increase its penetration levels in each of its markets, through greater value-added services in pay TV, in its active participation in the consolidation of the telecommunications industry, and through the continued and successful roll-out of Triple-Play services. Cablemás considers itself one of the fastest growing telecommunications companies in Mexico. Its installed network and its access to subscribers’ homes provide opportunities to achieve sales of inter-related services, including video, data (internet) and telephony, as demand for value-added packages develops.

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

Cablemás Services. Since its beginning Cablemás has grown to offer cable television services, high-speed internet access and telephony services. As of December 31, 2013, Cablemás offers four types of video packages to its customers, which include: “Minibasic” (Ps.179), “Modular” (Ps.269), “Basic” (Ps.369) and “Total” (basic rate plus up to Ps.499). Cablemás packages include up to 226 video channels of which up to 39 are high definition. In addition, Cablemás offers high speed internet services ranging from 3 Mbps (Ps.188) to 100 Mbps (Ps.1,999) and telephony services, including up to 1,000 long distance minutes, unlimited local calls and 30 cell phone minute packages (Ps.239).

TVI. In March 2006, our subsidiary CVQ acquired a 50% interest in TVI, a telecommunications company offering pay-TV, data and voice services in the metropolitan area of Monterrey and other areas in northern Mexico.

As of December 31, 2013, TVI had approximately 1.9 million homes passed, served 442,697 cable television, or video subscribers, 295,122 high-speed internet, or broadband subscribers and 153,295 telephone lines, or voice subscribers.

Bestel. Currently, Cablevisión and the Company hold 69.2% and 30.8% of the equity of Bestel, which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates 27,000 kilometers of a fiber-optic network of which it owns approximately 10,000 kilometers. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing Distribution. We estimate that we distribute approximately 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network reaches over 300 million Spanish-speaking people in approximately 20 countries, including Mexico, Colombia, Argentina, Ecuador, Peru and Panama. We also estimate that our distribution network reaches over 25,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing distribution operations in five countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2011, 2012 and 2013, 62.6%, 63.6% and 62.5%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as DVD’s, calling cards, sticker albums, novelties and other consumer products.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services. See “— Television — Programming”, “— Telecommunications — Digital Cable Television Services”, “—Telecommunications — Video-on-Demand and Pay-Per-View Channels”, “— Radio Stations” and “— DTH Ventures”.

Soccer. We own America, which currently plays in the Mexican First Division and is one of the most popular and successful soccer teams in Mexico. We recently sold Necaxa, which currently plays in the Liga de Ascenso. In the Mexican First Division, each team plays two tournaments of 17 games per regular annual season. The best teams of each regular season engage in post-season championship play.

We own the Azteca Stadium which has a seating capacity of approximately 100,000 people. Azteca Stadium has hosted two World Cup Soccer Championships. In addition, América and the Mexican National Soccer team generally play their home games at this stadium.

Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts. We co-produced one feature film in 2011, we produced four feature films in 2012, three of which were co-produced with third parties, and we produced one feature film in 2013. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.

We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2011 we released our co-produced feature film Así es la Suerte and in 2012 we released three of our co-produced feature films: Viaje de Generación, Casa de mi Padre and Girl in Progress and in 2013 we released our co-produced feature film Cinco de Mayo, La Batalla. We also distribute our feature films outside of Mexico.

We distribute feature films produced by non-Mexican producers in Mexico. In 2011, 2012, 2013 and up to February 2014, we distributed 17, 23, 27 and three feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.

In 2013, we partially financed and distributed the feature film entitled Instructions Not Included featuring Eugenio Derbez (a Mexican actor known for his work in our programs), which became the highest grossing Spanish language film in the United States. In Mexico, the film also broke audience and box office records becoming the second highest film in Mexico in terms of number of viewers.

At December 31, 2013, we owned or had rights to 284 Spanish-language theatrical films, 144 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system and DTH services.

Gaming Business. In 2006, we launched our gaming business which consists of casinos and a national lottery. As of December 31, 2013, we had 18 casinos in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening casinos. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 9,000 points of sale through electronic terminals, including point-of-sale terminals at OXXO stores. The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

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

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combination station in San Luis Potosí and one AM/FM combination station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks, which has added as of December 31, 2013, 30 affiliate stations (1 AM, 9 FM and 20 combination stations) to Radiópolis’ existing network, expanding its total network, including owned and operated and affiliate stations, to 89 stations (including 49 combination stations). After giving effect to the transaction with Radiorama, we estimate that Radiópolis’ radio stations reach 28 states in Mexico. Our programs aired through our radio stations network reach approximately 73 percent of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions. Radiorama is currently restructuring the operation of its radio stations, which might impact the number of stations that will remain affiliated with Radiorama in the future.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2011, 2012 and 2013, XEW-AM ranked, on average, eleventh, eighteenth and fourteenth, respectively, among the 33 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, second, third and third, respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, third, fifth and eighth, respectively, among the 25 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys. We believe that no other independent surveys of this nature are routinely conducted in Mexico.

Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news. We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), TD W (Sports), Ke Buena (Mexican music), 40 Principales (Pop music) and XEQ Radio (Spanish ballads). W Radio, Ke Buena and 40 Principales formats are also broadcast through the internet.

The successful exclusive radio broadcasting of the 2013 Concacaf Soccer Games and Copa Libertadores placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico. Radiópolis acquired the right to radio-broadcast, on an exclusive basis, the 64 soccer games of the FIFA World Cup Brazil 2014.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering an attendance of approximately 160,000 people in aggregate for the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

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

Investments

OCEN. We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of a wide variety of live entertainment events such as concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. OCEN also promotes the largest racing series in the country (NASCAR Mexico) and special events related to athletic and sporting competitions (in 2011 OCEN organized and operated the 2011 Pan-American Games in Guadalajara).

During 2011, 2012 and 2013, OCEN promoted 4,334, 4,541 and 5,380 events, respectively, and managed 16 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2013, 21.9 million entrance tickets were sold by OCEN’s subsidiary Ticketmaster, compared to 21.5 million in 2012.

La Sexta and Imagina. On December 14, 2011, we agreed to exchange our 40.7680% equity interest in La Sexta, a free-to-air analog television channel, for equity participations equivalent to 14.5% of the capital stock of Imagina, which at the time was the indirect owner of the majority equity interest in La Sexta. La Sexta has subsequently merged with A3TV, as discussed below. The transaction consisted in a swap of La Sexta stock for equity participations of Imagina and involved no cash payments. As a result of the transaction, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties.

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

Also on December 14, 2011, in a separate transaction, La Sexta agreed to merge with A3TV, a publicly traded company on the Madrid Stock Exchange. A3TV is the second largest private television national network in Spain. Under the terms of the agreement, Imagina and other shareholders of La Sexta received a 7% equity stake in A3TV and on February 19, 2014, Atresmedia Corporación de Medios de Comunicación, S.A. (Atresmedia) signed a partial renewal of the merger agreement with Gestora de Inversiones Audiovisuales La Sexta S.A. and its shareholders. The agreement was renewed in respect to “earn-out” clauses giving the shareholders of La Sexta rights over a further 7% of the share capital of Atresmedia subject to the financial performance of the Atresmedia group in the years 2012 to 2016. Under the renewed agreement, the Company has brought forward and adjusted the final amount of the additional contribution payable to Gamp Audiovisual S.A. and Imagina Media Audiovisual, S.L, in the form of shares in Atresmedia, transferring to said companies shares equivalent to 2.079% and 1.631%, respectively, of its share capital, charged to treasury shares.

Cablemás. On April 29, 2011, our stockholders approved the merger of Cablemás into the Company, as surviving company. As a result of this merger, a capital increase was approved by our stockholders, and consequently 24.8 million CPOs were issued in favor of Cablemás non-controlling stockholders. Regulatory approvals for the transaction were obtained on February 24, 2011 and June 17, 2011. Cablemás operates in 59 cities.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In 2013, one of our subsidiaries entered into a long-term credit facility agreement to provide additional financing to GTAC in an amount up to Ps.80.0 million. GTAC established the first link for operations in June 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services were active and two GTAC routes were concluded (500 kilometers). By the end of 2013, GTAC had in operation 152 links and 148 nationwide nodes, and 615 services for customers were activated. In addition, four GTAC routes were completed (1,003 kilometers) and three third-party dark fiber IRU agreements were signed (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

Cablecom. In August 2013, we invested Ps.7,000 million in convertible debt instruments which, subject to regulatory approvals, will allow us to acquire 95% of the equity interest in Ares, the owner of 51% of the equity interest in Cablecom. Additionally, Ares has the possibility to acquire, subject to regulatory approvals, the remaining 49% of the equity of Cablecom in the future. As part of the transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. Cablecom is a telecommunications company that offers video, telephony and data services in Mexico. In addition, through a separate subsidiary, Cablecom provides data, telephony, value added services and virtual networks to corporate customers. Cablecom has close to 1.2 million revenue generating units, of which 70% are video services, with the balance being data and telephony services.

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

Sky. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. As of December 31, 2011, 2012 and 2013, Innova’s DTH satellite pay-TV service had approximately 4,008,400, 5,153,445 and 6,015,475 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,850 points of sale. In addition to the above, Innova also experienced growth during 2011, 2012 and 2013 due to the success of VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2013, Sky offered exclusive content, which included the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa de Rey, the FA Cup, the NFL Sunday Tickets, NBA Pass, MLB Extra Innings, the NHL, WTA, World Equestrian Games, marathons, Diamond league, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments, soccer tournaments and Basketball Euroleague. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2013, the Sky HD Package comprised 40 channels, as well as nine additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

In 2012, Sky also broadened its product offering by launching Access, a new lower-priced package that is highly attractive to customers with lower budgets,

As of December 31, 2013, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.279, Movie City Ps.394, HBO/Max Ps.444 and Universe Ps.584. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method.

Sky devotes 19 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment. In addition, Sky assigns seven extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

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

On December 20, 2010, Univision, we, Univision’s parent company, and other parties affiliated with the investor groups that own Univision’s parent company entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in BMP, the parent company of Univision, in exchange for an initial 5% equity stake in BMP, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of BMP due 2025 which are convertible at our option into additional shares currently equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value an additional 5% equity stake in BMP, subject to existing laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, previously our joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after we have sold two-thirds of our initial investment in BMP, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the new PLA and (3) four representatives of the Company joined Univision’s Board of Directors, which was increased to 22 members.

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

In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of BMP by which we increased our interest in BMP from 7.1% to 8.0%. On January 30, 2014, a group of institutional investors made a capital contribution to BMP. As a result of this transaction, our equity stake in BMP decreased from 8.0% to 7.8%.

On March 19, 2013, Univision and DirecTV LLC and DirecTV Puerto Rico, Ltd. (the “DirecTV Entities”) announced a comprehensive multi-year agreement that includes carriage of, among other programming services, the network feeds for Univision, UniMás, Galavisión, Univision Deportes Network, Univision tlnovelas and ForoTV (the “Distribution Agreement”) whereby the parties thereto included, as part of the agreement, the release by us of certain carriage rights that we held with the DirectTV Entities for the United States of America. As consideration for the release by us of certain carriage rights held by us, Univision agreed to pay us an amount equal to U.S.$30.0 million and to provide us, at no cost, with 15% of all unsold advertising inventory for our promotion of our businesses in the Univision Deportes Network and in another advertising supported programming service that will be distributed by the DirectTV Entities pursuant to the Distribution Agreement and by other distribution platforms pursuant to the respective distribution agreements. As a result of the execution of the Distribution Agreement, we expect an increase in Univision’s revenues, and therefore in the corresponding royalties pursuant to the PLA.

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

Telecommunications

According to information from IFT, there were approximately 1,500 pay-TV concessions in Mexico as of December 31, 2013, serving approximately 14.7 million subscribers. Cablevisión, Cablemás and TVI compete with Innova, our DTH venture in pay TV services. See “— DTH Satellite Services”. Cablevisión also faces competition from IPTV or online television providers such as Netflix and Claro Video, as well as from other pay-TV operators such as Total Play, Megacable and other cable television companies, as well as from Dish Mexico, a joint venture between MVS Comunicaciones and set-top box provider EchoStar. Dish Mexico is a DTH operator and competes in some segments against Cablevisión in Mexico City and the surrounding areas, as well as with Cablemás and TVI in other cities of Mexico, mainly driven by its Ps.164 basic package. Dish Mexico has been in operation since 2008 and offers 48 channels to its subscribers in its basic package. Furthermore, since Cablevisión, Cablemás and TVI operate under non-exclusive franchises, other companies may obtain permission to build cable television systems, DTH, IPTV and MMDS systems in areas where they presently operate. In addition, pursuant to the Ley Federal de Telecomunicaciones, or the Telecommunications Law, Cablevisión, Cablemás and TVI are required to provide access to their cable network to the extent they have available capacity on their respective networks.

In October 2006, the Mexican federal government enacted a new set of regulations known as Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a Través de Redes Públicas Alámbricas e Inalámbricas, or Convergence Regulations. The Convergence Regulations allow certain concessionaires of telecommunications services to provide other services not included in their original concessions. Cable television providers may be allowed to provide internet and telephone services. In addition, telephone operators, such as Telmex, may be allowed to provide cable television services if certain requirements and conditions are met. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

As a result of the aforementioned, Cablevisión, Cablemás and TVI face competition from several media and telecommunications companies throughout Mexico, including internet service providers, such as Telmex, Axtel and cable companies, DTH services such as Sky and Dish, and other telecommunications and telephone companies such as Telmex and Axtel in fixed services, and Telcel, Nextel and Telefónica in mobile services, among others.

Radio

The radio broadcast business is highly competitive in Mexico. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A. de C.V., which owns or operates approximately 118 radio stations throughout Mexico, 11 of which are located in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates approximately 80 radio stations in Mexico, six of which are located in Mexico City, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City.

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

DTH Satellite Services

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, and other DTH concessions such as Dish Mexico, which as of the third quarter of 2013 had approximately 2 million subscribers, according to the IFT. Currently, Dish offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government. Other competitors include radio, movie theaters, video rental stores, IPTV, internet, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or telecommunications players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their interactive TV, internet and voice services. In the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 78 standard definition channels, 9 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts CW Network television programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television

Mexican Television Regulations

Concessions. Pursuant to the transitory articles of the June 2013 Telecom Reform, the Mexican Federal Congress will need to make amendments to the applicable legal framework to implement the relevant provisions of the Mexican Constitution, and to issue a single law that will regulate on a convergent basis the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting and telecommunications services. The required legislation has not yet been enacted by the Mexican Federal Congress, although it is currently being discussed.

As a result of the amendments to the Mexican Constitution relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum will only be granted through public bid processes. In the past, and pursuant to a June 2007 resolution from the Supreme Court of Justice, several provisions of the Radio and Television and the Telecommunications Laws then in force, were declared unconstitutional and therefore null and void. Among such provisions, the Supreme Court of Justice declared as unconstitutional the articles whereby concessions were granted for a fixed term of 20 years with the possibility to renew them if the relevant concessionaire was in compliance with its obligations under the concession. The ruling by the Supreme Court of Justice resulted in the implementation of a renewal process for concessionaires, whereby they were subject to a public bid process, with a right of preference given to the incumbent concessionaire over other participating bidders. Currently, the terms and conditions for the renewal of concessions of the broadcasting and telecommunications services are uncertain since the Secondary Legislation has not been finalized.

On March 7, 2014, IFT published in the Official Gazette of the Federation an invitation to a public auction for certain concessions to create two new National Digital Networks. The invitation provides that the concessions for the National Digital Networks will be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

Those interested in participating in the public auction must obtain a prior favorable antitrust opinion from IFT to be granted under the New Federal Antitrust Law. The Company is prevented from participating as a bidder in this public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for the Channel 46 concession, all of our concessions have been renewed. See “Information on the Company — Business Overview — Cable Television — Concessions”.

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

In July 2004, in connection with the adoption of a policy issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2018 to 2038. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Supervision of Operations. The IFT (previously SCT), regularly inspects the television stations and the companies to which concessions have been granted must file annual reports with the IFT (previously SCT).

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

Networks. There are no Mexican regulations regarding the ownership and operation of a television network apart from the regulations applicable to operating a television station as described above and the ownership restrictions described below.

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. Concessionaires may not broadcast misleading advertisements. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. The advertisements of some products and services, such as medicine, alcohol and, effective as of May 15, 2014, certain high-caloric foods and non-alcoholic beverages, require approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve any advertisement of lotteries and other games.

No more than 18% of broadcast time may be used for advertisements on any day. The IFT (previously SCT) approves the minimum advertising rates. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”, “— The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Situation” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in radio and television, subject to reciprocity requirements, and up to 100% in telecommunications services. Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, the Radio and Television Law, and the Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Law Regulations, have to be amended to reflect such changes. See “— Satellite Communications — Mexican Regulation of DTH Satellite Services”.

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

Cable Television

Concessions. Cable television operators now apply for a public telecommunications network concession from the IFT (previously SCT) in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to the IFT (previously SCT) and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029, and its Channel 46 Concession, which expired in November 2010. We filed for a renewal of the Channel 46 Concession and in February 2010, the SCT notified Cablevisión that the Channel 46 Concession would not be renewed. We have initiated legal actions against SCT’s notice seeking to obtain the renewal of such concession. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México), and in October 2010, the SCT granted Cablevisión authorization to provide the aforementioned services in 13 additional municipalities of the State of Mexico. In addition, in May 2007, the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

Cablemás operates under 53 concessions which cover 16 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2013 to 2042.

TVI operates under seven concessions, which cover four Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2015 to 2028.

A public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration in a variety of circumstances including:

•	unauthorized interruption or termination of service;

•	interference by the concessionaire with services provided by other operators;

•	non-compliance with the terms and conditions of the public telecommunications concession;

•	the concessionaire’s refusal to interconnect with other operators;

•	loss of the concessionaire’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance, in whole or in part, of the concession or any rights or assets;

•	the liquidation or bankruptcy of the concessionaire; and

•	ownership or control of the capital stock of the concessionaire by a foreign government.

In addition, the IFT (previously SCT) may establish under any public telecommunications concession further events which could result in revocation of the concession. Under current Mexican laws and regulations, upon the expiration or termination of a public telecommunications concession, the Mexican government has the right to purchase those assets of the concessionaire that are directly related to the concession, at market value.

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

Supervision of Operations. The IFT (previously SCT) regularly inspects the operations of cable systems and cable television operators must file annual reports with the IFT (previously SCT).

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

Non-Mexican Ownership of Public Telecommunications Networks

Under current Mexican law, non-Mexicans may currently own up to 49%, subject to reciprocity by the relevant foreign country, of the outstanding voting stock of Mexican companies with a broadcast television or radio concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone, fixed-line telephone, pay-TV and data services.

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

Like a public telecommunications network concession, a DTH concession may be revoked or terminated by the IFT (previously SCT) prior to the end of its term in certain circumstances, which for a DTH concession include:

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

Under the Telecommunications Law, DTH satellite service concessionaires may freely set customer fees but must notify the IFT (previously SCT) of the amount, except that if a concessionaire has substantial market power, the IFT (previously SCT) may determine fees that may be charged by such concessionaire. The Telecommunications Law specifically prohibits cross-subsidies.

There is currently no limitation on the level of non-Mexican ownership of voting equity of DTH satellite system concessionaires.

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

Mexican Gaming Regulations

Pursuant to Mexico’s Ley Federal de Juegos y Sorteos, or Federal Law of Games and Draws, or Gaming Law, and its accompanying regulations, the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations, the Mexican Ministry of the Interior has the authority to permit the operation of games and lotteries that involve betting. This administrative authorization is defined as a permit under the Gaming Regulations. Under the Gaming Regulations, each permit establishes the terms and conditions for the operation of the respective activities authorized under the permit and the specific periods for operation of those activities. Permits for games and lotteries that involve betting have a maximum term of 25 years. The holder of the relevant permit must comply with all the terms provided in the permit, the Gaming Law and the Gaming Regulations. We were granted a Gaming Permit on May 25, 2005, which expires on May 24, 2030.

Mexican Antitrust Law

Several amendments to Mexico’s existing Federal Antitrust Law have been in full force since May 11, 2011. Under these amendments, the review process of mergers and acquisitions by IFT or the CFCE, as applicable, was modified to allow reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition. It is considered evident that a transaction does not restrain competition when:

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

IFT or the CFCE, as applicable, must resolve within 5 business days from the date of filing if the transaction should be admitted to the fast track review process. Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.

In addition, pursuant to these amendments, the following reportable transactions, among others, are exempt from being reviewed by IFT or the CFCE:

(i)	Corporate restructurings.

(ii)	Transactions where the acquirer has control over the target from its incorporation or from the date the last reported transaction was approved by IFT or the CFCE.

(iii)	Transactions that have effect in Mexico involving non-Mexican participants, if the participants will not take control of Mexican legal entities, or acquire assets in Mexico, in addition to those previously controlled or owned by such participants.

(iv)	Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to (w) appoint board members; (x) control a shareholders meeting decision; (y) vote more than 10% of voting rights of the issuer; or (z) direct or influence the management, operation, strategy or principal policies of the issuer.

Additionally, the amendments also provide for a significant enhancement of the authority of IFT or the CFCE, as applicable:

(a) IFT or the CFCE, as applicable, has been granted authority to request written evidence, request testimonies, and perform verification visits in any premises of the party being investigated where it is presumed that evidence related to the commission of violations of the law may exist, without the need of a judicial subpoena.

(b) If, after an investigation is terminated, IFT or the CFCE, as applicable, resolves that there is evidence to presume the existence of a monopolistic practice or illegal merger, it must summon the defendant. In connection with or after such summon, if it believes that the presumed illegal conduct could irreversibly restrain competition, it could issue a temporary suspension order of such conduct until a final resolution is issued.

(c) IFT or the CFCE, as applicable, has also been empowered to file with the Mexican Federal Attorney General a criminal complaint against any individual that participates, orders or executes any per se practice (price fixing, output restriction, market allocation and bid rigging) and only when a non-appealable decision is issued confirming such conduct. All the criminal investigation and process will be handled by the Mexican Federal Attorney General.

The amendments have also increased monetary fines significantly and provide for changes in the actions to be taken by IFT or the CFCE, as applicable, with respect to illegal conduct. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

Additional amendments of August 30, 2011 provide that those persons who have suffered damages or losses arising out of monopolistic practices or prohibited concentrations may, individually or collectively, bring legal actions, irrespective of the remedies already provided for in Mexico’s Federal Antitrust Law. Such legal actions must be brought pursuant to the Federal Code for Civil Procedures.

In addition, and pursuant to Mexico’s existing Federal Antitrust Law, in case a threshold is exceeded, approval of CFCE is required for us to acquire certain businesses or enter into certain joint ventures.

On February 18, 2014, the Mexican President sent to the Chamber of Representatives, the initiative decree by means of which a new Federal Antitrust Law is created, which would repeal Mexico’s existing Federal Antitrust Law. This initiative was discussed by the Chamber of Representatives, and subsequently sent to the Senate for its discussion and/or approval, as the case may be. On April 25, 2014, the Senate approved the proposed bill of the Chamber of Representatives with certain amendments, and on that date, the proposed bill was returned to the Chamber of Representatives, in order to be discussed again.

Once Mexico’s New Federal Antitrust Law and the accompanying regulations, the Reglamento de la Ley Federal de Competencia Económica, are enacted, they may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses and complete acquisitions or joint ventures. In addition, the New Federal Antitrust Law and the accompanying regulations may adversely affect our ability to determine the rates we charge for our services and products. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Business Strategy — Maintaining Our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”. The IFE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

The IFE and the political parties must comply with certain requirements included in the 2007 Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the IFE will be granted, per the 2007 Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled, to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day, shall be allocated among the political parties, and the remaining 15% may be used by the IFE for its own purposes. During non-electoral periods, the IFE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the IFE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the 2007 Constitutional Amendment and as such criteria are reflected in applicable law.

In addition to the foregoing, pursuant to the 2007 Constitutional Amendment political parties are forbidden to purchase or acquire advertising time directly or through third parties, from radio or television stations; likewise, third parties shall not acquire advertising time from radio or television stations for the broadcasting of advertisements which may influence the electoral preferences of Mexican citizens, nor in favor or against political parties or candidates to offices elected by popular vote.

In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, which replaced the IFE. The National Electoral Institute has the same functions and capacity as the IFE and regulates the services of radio and television in the same manner.

We believe we have been operating our business in compliance with the provisions of the 2007 Constitutional Amendment; however, we have filed legal actions contesting certain provisions of the 2007 Constitutional Amendment.

At this time, the 2007 Constitutional Amendment has not had an impact upon the results of our radio and television businesses, however we cannot predict what impact, if any, the 2007 Constitutional Amendment may have on our operating results in the future. A decrease in paid advertising of the nature described above could lead to a decrease in our television or radio revenues.

Telecom Reform

On June 12, 2013, the Telecom Reform came into force. The Telecom Reform, the Secondary Legislation, secondary regulations to be issued by the President and the IFT, as applicable, and certain actions recently taken by IFT, an organization with constitutional autonomy responsible for overseeing the radio and television broadcasting industries and telecommunications, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial position. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

The Telecom Reform created two regulatory bodies that are independent from the executive branch of government: the CFCE (which assumed the functions of the former Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio)), and the IFT (which oversees the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to those industries). In addition, specialized federal courts empowered to review all rulings, actions and omissions of these independent regulatory bodies were created. No stay or injunction will suspend any measure or action taken by these regulatory bodies. Therefore, subject to limited exceptions, until any decision, action or omission by these regulatory bodies is declared void by a competent court through a binding and final judgment, CFCE’s or IFT’s decision, action or omission will be valid and will have full force and legal effect.

Each of these independent regulatory bodies is comprised of seven members appointed for a 9-year period (except for the first appointments, which will have shorter staggered terms). The appointment of each member requires ratification by two-thirds of the members of the Senate of the Mexican Federal Congress in attendance at the ratification hearing. The candidates to be proposed by the Mexican President have to come from a list proposed by an Evaluation Committee comprised of the Chairman of each of three independent bodies: Banco de Mexico, or Mexico’s Central Bank, the INEGI, or Statistics and Geography Institute, and the Instituto Nacional para la Evaluación de la Educación, or Education Evaluation Agency.

IFT is empowered, among other things, to (i) oversee the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters related to these industries; (ii) set limits to national and regional frequencies that can be exploited by a concession holder, or to the cross-ownership of telecommunications, television or radio businesses that serve the same market or geographical zone that may include the divestment of certain assets to comply with such limits; (iii) issue asymmetric regulation; (iv) grant and revoke telecommunications, television and radio concessions; (v) approve any assignment or transfer of control of such concessions; (vi) revoke a concession for various reasons, including in the case of a breach by a concessionaire of a non-appealable decision confirming the existence of illegal antitrust conduct (“practica monopólica”); and (vii) determine the payment to be made to the government for the granting of concessions.

As a result of the amendments to the Mexican Constitution, relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum will only be granted through public bid processes. Notwithstanding that the implementing legislation setting forth the terms and conditions for the renewal of concessions has not been finalized, a new “Auction Program for Digital Television Broadcast Frequencies”, or the Program, was approved by IFT to take place during 2014. The Program will grant concessions over frequencies that might be grouped in order to create at least two national networks with national geographic coverage, or National Digital Networks. The Program provides that holders of concessions that may be granted thereunder will only be entitled to render broadcasting services, in connection with each radioelectric frequency (channel), within the geographic coverage zone defined by the Program.

On March 7, 2014, IFT published in the Official Gazette of the Federation an invitation to a public auction for the concession for the two National Digital Networks which will be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

Those interested in participating in the public auction must obtain a prior favorable antitrust opinion from IFT to be granted under the New Federal Antitrust Law. We are prevented from participating in the bidding. The bidding rules were published by IFT on its internet site on March 9, 2014. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Access to information and communication technologies, as well as broadcasting and telecommunications services (including broadband), is established as a constitutional right. The Telecom Reform further requires that such information be diverse and timely, and that any person may search, receive and disclose information and ideas of any kind through any media. The implementing legislation will have to specify the scope of such rights.

The Telecom Reform permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country.

As a result of the Telecom Reform, starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and without discrimination, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the Telecom Reform. Also, since September 10, 2013, our pay-TV licensees are required to retransmit broadcast signals of others, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

On February 27, 2014, the Guidelines were published in the Official Gazette of the Federation, which include, among other obligations, the obligation of concessionaries of broadcast television licenses to permit the retransmission of their broadcast signals and the obligation of pay-TV concessionaries to allow such retransmission (without requiring the prior consent of the broadcast television concessionaries) in the same geographic coverage zone for free (subject to certain exceptions) and in a non-discriminatory manner in its entirety, simultaneously and without modifications by the broadcasting concessionaire, including advertising, and with the same quality of the broadcast signal without requiring consent from the broadcast television concessionaries.

The Telecom Reform calls for the National Development Plan. The National Development Plan includes a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government.

Mexico’s transition to digital television is currently scheduled to be completed on December 31, 2015. By the completion date, frequencies released as a consequence of such digitalization will be transferred back to the Mexican State.

See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the Legislation and Secondary Legislation to be Enacted, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2013.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (4)(5)	Mexico	100.0%
Consorcio Nekeas, S.A. de C.V.(2)(3)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(5)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V.(3)(6)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(3)(7)	Mexico	100.0%
Factum Más, S.A. de C.V.(3) (8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (3) (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (3) (8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V.(11)	Mexico	100.0%
G.Televisa-D, S.A. de C.V.(3) (12)	Mexico	100.0%
Mexvisa, Ltd. (13)	Switzerland	100.0%
Multimedia Telecom, S.A. de C.V. (13)	Mexico	100.0%
Televisa, S.A. de C.V.(14)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (3)(15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (3)(16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.
(2)	One of four direct subsidiaries through which we conduct the operations of our Other Businesses segment.
(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.
(4)	Direct subsidiary through which we own 50.0% of the capital stock of GSF, and financial instruments issued by Ares.
(5)	One of two direct subsidiaries through which we own equity interests in and conduct the operations of our Telecommunications segment.
(6)	One of the indirect subsidiaries through which we conduct the operations of our Telecommunications segment.
(7)	Direct subsidiary through which we conduct the operations of our Publishing segment.
(8)	One of three subsidiaries through which we own our equity interest in Innova.
(9)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.
(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.
(11)	Direct subsidiary through which we conduct the operations of our Content segment.
(12)	Indirect subsidiary through which we conduct certain operations of our Content segment.
(13)	Direct and indirect subsidiaries through which we own 8.0 % of the capital stock of BMP and maintain our investment in Convertible Debentures issued by BMP. In January 2014, Mexvisa, Ltd. transferred the ownership of Multimedia Telecom, S.A. de C.V. to Grupo Xquenda, Ltd. as a result of a company restructuring.

(14)	Indirect subsidiary through which we conduct the operations of our Content segment.
(15)	Direct subsidiary through which we conduct the operations of our Radio business.
(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe, a suburb of Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 43 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 100,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.5 million square feet of space, of which over 3.8 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 449,323 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	7	Miami, Florida(1)
		Santiago, Chile(1)
		Guayaquil, Ecuador(1)
		Caracas, Venezuela (1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)
Leased properties	9	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		San Juan, Puerto Rico(1)
		Chicago, Illinois(1)
		Pearland, Texas(1)
Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Guayaquil, Ecuador(1)

Operations	Number of Properties	Location
Leased properties	16	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(1)
		Panamá, Panamá(2)
		Santiago, Chile (1)
		Barranquilla, Colombia(1)
		Bogota, Colombia(2)
		Cali, Colombia(1)
		Medellín, Colombia(2)
		Lima, Peru(3)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	8	San Antonio, Texas(3)
		Dallas, Texas(2)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas(1)

Satellites. We currently use transponder capacity on eight satellites: Satmex 8, which reaches Mexico, the United States, Latin America, and the Caribbean; Satmex 5, which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; AMC-9, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; and IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

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

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. The new contract includes the full service migration to the new satellite, Satmex 8, which started operations in April 2013. On March 31, 2013, Solidaridad II satellite reached the end of its useful life and we migrated operations to Satmex 5 satellite.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one.

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service in the fourth quarter of 2015. See Note 26 to our consolidated year-end financial statements.

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

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by Consejo Mexicano de Normas de Información Financiera, or the Mexican Financial Reporting Standards Board (“CINIF”), and began using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes.

Our consolidated financial statements as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2013, 2012 and 2011, are presented in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial statements were previously reported in accordance with Mexican FRS.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Pesos)(1)
Net sales	Ps. 73,790.7	Ps. 69,290.4	Ps. 62,581.5
Cost of sales	39,602.4	36,795.9	33,486.0
Selling expenses	7,280.6	6,251.7	5,500.6
Administrative expenses	8,086.2	7,452.8	6,727.6
Other expense, net	83.1	650.4	593.6

Operating income	18,738.4	18,139.6	16,273.7
Finance income (expense), net	884.7	(3,350.5)	(4,641.0)
Share of loss of joint ventures and associates, net	5,659.9	666.6	449.3
Income taxes	3,729.0	4,053.4	3,226.1

Net income	10,234.2	10,069.1	7,957.3
Net income attributable to non-controlling interests	2,485.9	1,308.5	1,291.4

Net income attributable to stockholders of the Company	Ps. 7,748.3	Ps. 8,760.6	Ps. 6,665.9

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2013, 2012 and 2011 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2013	2012	2011
	(Millions of Pesos) (1)
Net sales	Ps. 73,790.7	Ps. 69,290.4	Ps. 62,581.5
Cost of sales(2)	32,273.6	30,645.4	28,132.7
Selling expenses(2)	6,605.6	5,632.1	4,972.8
Administrative expenses(2)	5,051.1	4,599.4	4,104.6

Operating segment income	29,860.4	28,413.5	25,371.4
Corporate expenses	1,192.5	1,149.3	1,142.5
Depreciation and amortization	9,846.4	8,474.2	7,361.6
Other expense, net	83.1	650.4	593.6

Operating income	Ps. 18,738.4	Ps. 18,139.6	Ps. 16,273.7

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 included in this annual report due to differences in rounding.
(2)	Excluding corporate expenses and depreciation and amortization.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2013	2012	2011
Segment Net Sales
Content	45.0%	46.6%	48.1%
Publishing	4.3	4.9	5.0
Sky	21.4	20.5	19.5
Telecommunications	22.8	22.0	21.4
Other Businesses	6.5	6.0	6.0

Total segment net sales	100. %	100.0%	100.0%
Intersegment operations	(1.8)	(1.8)	(1.9)

Total consolidated net sales	98.2%	98.2%	98.1%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2013	2012	2011
Net Sales
Cost of sales(2)	43.7%	44.2%	45.0%
Selling expenses(2)	9.0	8.1	7.9
Administrative expenses(2)	8.5	8.3	8.4
Depreciation and amortization	13.3	12.2	11.8
Other expense, net	0.1	1.0	0.9
Consolidated operating income	25.4	26.2	26.0

Total consolidated net sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income (loss) of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2013, 2012 and 2011. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2013, we classified our operations into five business segments: Content, Publishing, Sky, Telecommunications, and Other Businesses.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps. 33,817.6	Ps. 32,884.1	Ps. 30,685.6
Publishing	3,218.3	3,453.0	3,191.8
Sky	16,098.3	14,465.3	12,479.2
Telecommunications	17,138.8	15,570.4	13,635.4
Other Businesses	4,855.0	4,211.3	3,825.2

Total Segment Net Sales	75,128.0	70,584.1	63,817.2
Intersegment Operations	(1,337.3)	(1,293.7)	(1,235.7)

Total Consolidated Net Sales	Ps. 73,790.7	Ps. 69,290.4	Ps. 62,581.5

Operating Segment Income (Loss)
Content	Ps. 15,566.0	Ps. 15,411.1	Ps. 14,480.7
Publishing	328,.9	447.6	454.7
Sky	7,340.5	6,558.0	5,789.8
Telecommunications	6,131.8	5,812.8	4,778.6
Other Businesses	493.2	184.0	(132.4)

Total Operating Segment Income(2)	29,860.4	28,413.5	25,371.4
Corporate Expenses(2)	(1,192.5)	(1,149.3)	(1,142.5)
Depreciation and Amortization(2)	(9,846.4)	(8,474.2)	(7,361.6)
Other Expense, net	(83.1)	(650.4)	(593.6)

Total Consolidated Operating Income(3)	Ps. 18,738.4	Ps. 18,139.6	Ps. 16,273.7

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	The total operating segment income data set forth in this annual report do not include corporate expenses or depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.
(3)	Total consolidated operating income reflects corporate expenses, depreciation and amortization, and other expense, net, in the periods presented. See Note 25 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2013, 2012 and 2011, we recognized 29.1%, 28.6% and 29.2%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

Total Segment Results

Net Sales

Net sales increased by Ps.4,500.3 million, or 6.5%, to Ps.73,790.7 million for the year ended December 31, 2013 from Ps.69,290.4 million for the year ended December 31, 2012. This increase was primarily attributable to strong revenue growth in our Sky and Telecommunications segments, and was partially offset by a revenue decrease in our Publishing segment.

Cost of Sales

Cost of sales increased by Ps.1,628.2 million, or 5.3%, to Ps.32,273.6 million for the year ended December 31, 2013 from Ps.30,645.4 million for the year ended December 31, 2012. This increase was due to higher costs principally in our Content, Sky and Telecommunications segments; these increases were partially offset by a decrease in cost in our Publishing segment.

Selling Expenses

Selling expenses increased by Ps.973.5 million, or 17.3%, to Ps.6,605.6 million for the year ended December 31, 2013 from Ps.5,632.1 million for the year ended December 31, 2012. This increase was attributable to higher selling expenses primarily in our Sky, Telecommunications and Content segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.494.9 million, or 8.6%, to Ps.6,243.6 million for the year ended December 31, 2013 from Ps.5,748.7 million for the year ended December 31, 2012. The growth reflects an increase in administrative expenses principally in our Telecommunications and Sky segments. These increases include an increase of Ps.43.2 million, or 3.8%, in corporate expenses.

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

Advertising,

Network Subscription Revenue, and

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2013 with 2012:

	Year Ended December 31,
	2013	2012	Change
	(Millions of Pesos)		(%)
Net Sales
Advertising	Ps. 24,864.5	Ps. 23,935.9	3.9%
Network Subscription Revenue	3,263.6	3,189.2	2.3
Licensing and Syndication	5,689.5	5,759.0	(1.2)
Total Net Sales	Ps. 33,817.6	Ps. 32,884.1	2.8%
Operating Segment Income	Ps. 15,566.0	Ps. 15,411.1	1.0%

Content net sales, representing 45.0% and 46.6% of our total segment net sales for the years ended December 31, 2013 and 2012, respectively, increased by Ps.933.5 million, or 2.8%, to Ps.33,817.6 million for the year ended December 31, 2013 from Ps.32,884.1 million for the year ended December 31, 2012.

Advertising revenue increased by 3.9%. These results reflect higher advertising revenues in our television networks and pay-TV networks.

Network Subscription Revenue grew by 2.3% mainly as a result of the sustained addition of pay-TV subscribers in Mexico and, to a lesser extent, in other countries. We closed 2013 with 35.7 million subscribers, an increase of 7.5% from 2012. This effect was partially offset by the must-offer ruling that came into effect with the Telecom Reform and to a lesser extent a negative translation effect on foreign-currency-denominated sales. Among other measures, the Telecom Reform requires us to permit the retransmission of our broadcast signals and to allow such retransmission (without requiring our prior consent) in the same geographic coverage zone for free (subject to certain exceptions) and in a non-discriminatory manner in its entirety, simultaneously and without modifications by us, including advertising, and with the same quality of the broadcast signal without requiring our consent.

The decrease in Licensing and Syndication revenue of 1.2% is attributable to a decrease in sales to the rest of the world and lower coproduction revenues, and a negative translation effect on foreign-currency-denominated revenues. These negative effects were partially offset by an increase of 10.3% in royalties from Univision, from U.S.$247.6 million in 2012 to U.S.$273.2 million in 2013.

Content operating segment income increased by Ps.154.9 million, or 1.0%, to Ps.15,566.0 million for the year ended December 31, 2013 from Ps.15,411.1 million for the year ended December 31, 2012. The margin was 46.0%. These results reflect higher revenues, which were partially offset by the decrease in Licensing and Syndication revenue, the increase in production costs of special events, an increase in operating expenses related to higher employee costs and agency commissions, and a negative translation effect.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged the lowest rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We previously billed our advertising customers on a cost-per-rating-point basis based on audience share and ratings as published by IBOPE. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we no longer use IBOPE’s statistical data, and we have been billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis.

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

During 2013 and 2012, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,229 hours of advertising time in 2013 and 1,096 hours in 2012. During sign-on to sign-off hours, we sold 2,640 hours of advertising time in 2013 and 2,394 hours in 2012. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2013 and 2012, we had received Ps.18,874.1 million and Ps.18,153.1 million, respectively, of advertising deposits for television advertising time during 2014 and 2013, respectively, representing approximately U.S.$1,443.5 million and U.S.$1,412.7 million, respectively, at the applicable year-end exchange rates. Approximately 60.4% and 62.9% of these deposits as of December 31, 2013 and 2012, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes was 4.9 months at December 31, 2013 and 4.6 months at December 31, 2012.

Publishing

Publishing net sales are primarily derived from the sale of advertising pages in our various magazines, as well as magazine sales to distributors. Our Publishing segment sells advertising independently from our other media-related segments. Advertising rates are based on the publication and the assigned space of the advertisement.

Publishing net sales, representing 4.3% and 4.9% of our total segment net sales for the years ended December 31, 2013 and 2012, respectively, decreased by Ps.234.7 million, or 6.8%, to Ps.3,218.3 million for the year ended December 31, 2013 from Ps.3,453.0 million for the year ended December 31, 2012. The decrease is attributable to lower circulation and advertising revenues in Mexico and the rest of the world and a negative translation effect on foreign-currency-denominated sales. In 2013 Mexico-derived revenues represented 39.2% of Publishing net sales compared with 38.7% in 2012.

Publishing operating segment income decreased by Ps.118.7 million, or 26.5%, to Ps.328.9 million for the year ended December 31, 2013 from Ps.447.6 million for the year ended December 31, 2012. This decrease reflects lower sales and higher marketing expenses. This effect was partially offset by a decrease in paper, printing and editing costs and a positive translation effect on foreign-currency-denominated costs and expenses.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 21.4% and 20.5% of our total segment net sales for the years ended December 31, 2013 and 2012, respectively, increased by Ps.1,633.0 million, or 11.3%, to Ps.16,098.3 million for the year ended December 31, 2013 from Ps.14,465.3 million for the year ended December 31, 2012. The increase was driven by significant growth in the subscriber base of 862,030, which is attributable to the continued success of Sky’s low-cost offering, the attractiveness of Sky’s traditional pay-TV packages, and the increase in advertising revenues. As of December 31, 2013, the number of net active subscribers increased to 6,015,475 (including 168,063 commercial subscribers), compared with 5,153,445 (including 164,669 commercial subscribers) as of December 31, 2012. Sky closed 2013 with 203,076 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.782.5 million, or 11.9%, to Ps.7,340.5 million for the year ended December 31, 2013 from Ps.6,558.0 million for the year ended December 31, 2012. This increase reflects an increase in sales and lower programming costs. These effects were partially offset by higher costs and expenses inherent in the growth of the subscriber base, mainly in the lower-cost packages, and higher programming expenses related to special events.

Telecommunications

Telecommunications net sales are derived from the provision of telecommunication services, as well as advertising sales. Net sales relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás and TVI. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Telecommunications net sales, representing 22.8% and 22.0% of our total segment net sales for the years ended December 31, 2013 and 2012, respectively, increased by Ps.1,568.4 million, or 10.1%, to Ps.17,138.8 million for the year ended December 31, 2013 from Ps.15,570.4 million for the year ended December 31, 2012. In the aggregate, the three telecommunications operations added 708,827 revenue generating units (RGUs) during 2013 as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, increasing 21.4% and 27.6%, respectively, compared with 2012, while video RGUs increased by 8.1%.

Telecommunications operating segment income increased by Ps.319.0 million, or 5.5%, to Ps.6,131.8 million for the year ended December 31, 2013 from Ps.5,812.8 million for the year ended December 31, 2012. These results primarily reflect continued growth in the cable platforms, partially offset by the lower margin of Bestel and the increase in maintenance costs, personnel costs, and advertising spending during 2013.

The following table sets forth the breakdown of RGUs as of December 31, 2013 and 2012:

	Cablevisión		Cablemás			TVI
	2013	2012	2013	2012	2013	2012
Video	867,525	787,054	1,185,090	1,147,007	442,697	374,733
Broadband (data)	666,464	509,137	705,202	567,247	295,122	229,720
Voice	415,023	318,927	347,609	302,197	153,295	133,178
RGUs	1,949,012	1,615,118	2,237,901	2,016,451	891,114	737,631

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, radio and publishing distribution.

Other Businesses net sales, representing 6.5% and 6.0% of our total segment net sales for the years ended December 31, 2013 and 2012, respectively, increased by Ps.643.7 million, or 15.3%, to Ps.4,855.0 million for the year ended December 31, 2013 from Ps.4,211.3 million for the year ended December 31, 2012. Businesses that performed well include feature-film distribution, soccer, radio, and gaming. The soccer business benefited from player related transactions, while the radio business saw an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “The Hunger Games: Catching Fire” and “Instructions Not Included”.

Other Businesses operating segment income increased by Ps.309.2 million, or 168.0%, to Ps.493.2 million for the year ended December 31, 2013 from Ps.184.0 million for the year ended December 31, 2012. This increase reflects: (i) increases in the operating segment income of feature-film distribution, radio, and gaming; (ii) a shift from loss to income in our soccer business; and (iii) a reduced operating segment loss in our publishing distribution business.

New Segment Presentation in 2014

In April 2014, we adjusted our segment reporting. The Publishing business, which was previously presented as a separate reportable segment, was classified into the Other Businesses segment in the first quarter of 2014, since its operations were no longer significant to our consolidated financial statements taken as a whole. The prior year figures of the Other Businesses segment have been adjusted to present this new structure as follows:

	Year Ended December 31,
	2013	2012	2011
	(Millions of Pesos)
Net sales	Ps. 8,073.4	Ps. 7,664.2	Ps. 7,017.1
Operating segment income	822.0	631.6	322.4

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,372.2 million, or 16.2%, to Ps.9,846.4 million for the year ended December 31, 2013 from Ps.8,474.2 million for the year ended December 31, 2012. This change primarily reflected an increase in such expense in our Sky and Telecommunications segments.

Other Expense, Net

Other expense, net, decreased by Ps.567.3 million, or 87.2%, to Ps.83.1 million for the year ended December 31, 2013, compared with Ps.650.4 million for the year ended December 31, 2012. This decrease primarily reflected other income from Univision in the amount of U.S.$30 million related to the release of certain carriage rights with DirecTV held by us in the United States, as well as a lower loss on disposition of property and equipment, and a reduction in expense related to financial advisory and professional services.

Other expense, net, for the year ended December 31, 2013 primarily included donations, financial advisory and professional services, and loss on disposition of property and equipment, which was partially offset by other income from Univision.

Non-operating Results

Finance Income or Expense, Net

Finance income or expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS finance income or expense, net, reflects:

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

Finance income, net, increased by Ps.4,235.2 million to Ps.884.7 million for the year ended December 31, 2013 from a finance expense of Ps.3,350.5 million for the year ended December 31, 2012. This increase primarily reflected (i) a Ps.4,994.6 million increase in other finance income, net, resulting primarily from a non-cash gain in fair value of our option to convert our investment in debentures issued by BMP, the controlling company of Univision, into shares of capital stock of BMP; and (ii) a Ps.85.7 million increase in interest income to Ps.1,130 million for the year ended December 31, 2013 from Ps.1,044.3 million for the year ended December 31, 2012, primarily attributable to a higher average amount of cash, cash equivalents and temporary investments during 2013. These favorable effects were partially offset by (i) a Ps.433.9 million increase in interest expense to Ps.4,803.2 million for the year ended December 31, 2013 from Ps.4,369.3 million for the year ended December 31, 2012, primarily due to a higher average principal amount of debt and finance lease obligations in 2013; and (ii) a Ps.411.2 million increase in foreign exchange loss to Ps.283.8 million in foreign exchange loss, net for the year ended December 31, 2013 from Ps.127.4 million in foreign exchange gain, net for the year ended December 31, 2012, resulting primarily from the effect of a 1.7% depreciation of the Peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2013, compared to a 8.1% appreciation and a lower average net U.S. dollar liability position in 2012.

Share of Loss of Joint Ventures and Associates, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of joint ventures and associates up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by joint ventures and associates.

Share of loss of joint ventures and associates, net, increased by Ps.4,993.3 million to Ps.5,659.9 million for the year ended December 31, 2013 from Ps.666.6 million for the year ended December 31, 2012. This increase primarily reflected a non-cash impairment adjustment to our net investment in GSF, our 50% joint venture in the Iusacell telecom business, as we determined that it will take a longer period to realize the projected benefits of our investment in GSF based on new industry regulations during 2013 and fair value calculations. This effect was partially offset by an increase in our share of income of BMP, the controlling company of Univision.

Income Taxes

Income taxes decreased by Ps.324.4 million, or 8%, to Ps.3,729.0 million for the year ended December 31, 2013 from Ps.4,053.4 million for the year ended December 31, 2012. This decrease primarily reflected a lower effective income tax rate.

The Mexican corporate income tax rate was 30% in each of the years 2013, 2012 and 2011. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% in 2014 and thereafter.

In the last quarter of 2013, the Mexican Federal Congress approved a new tax reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Federal Congress was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013. See Note 23 to our consolidated year-end financial statements.

As a result of this change, beginning on January 1, 2014, we are no longer allowed to consolidate, for income tax purposes, income or loss of our Mexican subsidiaries up to 100% of our share ownership.

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

Through December 31, 2013, Mexican companies were subject to paying the greater of the Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) or the income tax. As part of the 2014 Tax Reform, the IETU was eliminated for Mexican companies beginning on January 1, 2014. The IETU was calculated by applying a tax rate of 17.5%. Although the IETU was defined as a minimum tax, it had a wider taxable base as some of the tax deductions allowed for income tax purposes were not allowed for the IETU. Through December 31, 2013, we primarily paid regular income tax on a tax consolidated basis.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including Telecommunications and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests increased by Ps.1,177.4 million, or 90%, to Ps.2,485.9 million for the year ended December 31, 2013, from Ps.1,308.5 million from the year ended December 31, 2012. This increase primarily reflected a higher portion of net income attributable to non-controlling interests in our Telecommunications and Sky segments. This increase resulted primarily from the recognition of deferred income tax assets, which included a benefit from tax loss carryforwards related to these segments in connection with the recently enacted 2014 Tax Reform.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.7,748.3 million for the year ended December 31, 2013, as compared to Ps.8,760.6 million for the year ended December 31, 2012. The net decrease of Ps.1,012.3 million reflected:

•	a Ps.4,993.3 million increase in share of loss of joint ventures and associates, net; and

•	a Ps.1,177.4 million increase in net income attributable to non-controlling interests.

These changes were partially offset by:

•	a Ps.598.8 million increase in operating income;

•	a Ps.4,235.2 million decrease in finance expense, net; and

•	a Ps.324.4 million decrease in income taxes.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011

Total Segment Results

Net Sales

Net sales increased by Ps.6,708.9 million, or 10.7%, to Ps.69,290.4 million for the year ended December 31, 2012 from Ps.62,581.5 million for the year ended December 31, 2011. While all of our segments recorded revenue increases, the increase in consolidated net sales was principally attributable to strong revenue growth in our Content (in particular Network Subscription Revenue and Licensing and Syndication), Telecommunications and Sky segments.

Cost of Sales

Cost of sales increased by Ps.2,512.7 million, or 8.9%, to Ps.30,645.4 million for the year ended December 31, 2012 from Ps.28,132.7 million for the year ended December 31, 2011. This increase was due to higher costs in all of our segments, principally in our Content, Sky and Telecommunications segments.

Selling Expenses

Selling expenses increased by Ps.659.3 million, or 13.3%, to Ps.5,632.1 million for the year ended December 31, 2012 from Ps.4,972.8 million for the year ended December 31, 2011. This increase was attributable to higher selling expenses in our Telecommunications, Sky, Publishing and Content segments. These increases were partially offset by a decrease in selling expenses in our Other Businesses segment.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.501.6 million, or 9.6%, to Ps.5,748.7 million for the year ended December 31, 2012 from Ps.5,247.1 million for the year ended December 31, 2011. The growth reflects increased administrative expenses in all of our segments, principally in our Telecommunications and Sky segments. These increases were partially offset by a decrease in share-based compensation expense, that was accounted for as corporate expense, which amounted to approximately Ps.632.5 million in 2012, compared with Ps.653.2 million in 2011.

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

Publishing

Publishing net sales increased by Ps.261.2 million, or 8.2%, to Ps.3,453.0 million for the year ended December 31, 2012 from Ps.3,191.8 million for the year ended December 31, 2011. This increase reflects (i) the increase in circulation and advertising revenue in Mexico and abroad; and (ii) a positive translation effect on foreign-currency-denominated sales. In 2012, Mexico-derived revenues represented 38.7% of Publishing net sales compared with 40.8% in 2011.

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

Sky

Sky net sales increased by Ps.1,986.1 million, or 15.9%, to Ps.14,465.3 million for the year ended December 31, 2012 from Ps.12,479.2 million for the year ended December 31, 2011. This increase was driven by significant growth in the subscriber base of more than 1.1 million subscribers, which is mainly attributable to the continued success of Sky’s low-cost offerings, and an increase in pay-per-view revenues. As of December 31, 2012, the number of net active subscribers increased to 5,153,445 (including 164,669 commercial subscribers), compared with 4,008,374 (including 157,646 commercial subscribers) as of December 31, 2011. Sky closed 2012 with 182,415 subscribers in Central America and the Dominican Republic, compared with 159,393 subscribers at the end of 2011.

Sky operating segment income increased by Ps.768.2 million, or 13.3%, to Ps.6,558.0 million for the year ended December 31, 2012 from Ps.5,789.8 million for the year ended December 31, 2011. These results reflect an increase in Sky net sales, which was partially offset by higher costs and expenses resulting from the growth of the subscriber base, mainly in the lower-cost packages.

Telecommunications

Telecommunications net sales increased by Ps.1,935.0 million, or 14.2%, to Ps.15,570.4 million for the year ended December 31, 2012 from Ps.13,635.4 million for the year ended December 31, 2011. This increase was primarily due to the combined results of Cablevisión, Cablemás and TVI, which in the aggregate added 469,880 revenue generating units (RGUs) during 2012 as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, growing 16.1% and 22.5%, respectively, compared with 2011, while video RGUs increased by 5.8%.

Telecommunications operating segment income increased by Ps.1,034.2 million, or 21.6%, to Ps.5,812.8 million for the year ended December 31, 2012 from Ps.4,778.6 million for the year ended December 31, 2011. These results reflect continued growth in each of Cablevisión, Cablemás and TVI, and improved operating margins at Bestel. These favorable factors were partially offset by an increase in personnel costs and advertising spending during the year.

The following table sets forth the breakdown of RGUs as of December 31, 2011 and 2012:

	Cablevisión		Cablemás			TVI
	2012	2011	2012	2011	2012	2011
Video	787,054	727,235	1,147,007	1,085,173	374,733	370,411
Broadband (data)	509,137	408,408	567,247	466,827	229,720	191,406
Voice	318,927	251,340	302,197	266,160	133,178	132,360
RGUs	1,615,118	1,386,983	2,016,451	1,818,160	737,631	694,177

Other Businesses

Other Businesses net sales increased by Ps.386.1 million, or 10.1%, to Ps.4,211.3 million for the year ended December 31, 2012 from Ps.3,825.2 million for the year ended December 31, 2011. Businesses that performed well include feature-film distribution, radio, and gaming. The results of the gaming business were driven by the increase in promotions and the introduction of new gaming machines. The radio business benefited from an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “The Hunger Games” and “The Woman in Black”. These increases were partially offset by a decrease in net sales in our publishing distribution business, driven by the termination of operations in Chile.

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

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,112.6 million, or 15.1%, to Ps.8,474.2 million for the year ended December 31, 2012 from Ps.7,361.6 million for the year ended December 31, 2011. This change primarily reflected an increase in such expense in our Telecommunications, Sky and Content segments.

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

Share of Loss of Joint Ventures and Associates, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in loss of joint ventures and associates up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by joint ventures and associates.

Share of loss of joint ventures and associates, net, increased by Ps.217.3 million, or 48.4%, to Ps.666.6 million in 2012 from Ps.449.3 million in 2011. This increase mainly reflected our share of loss of GSF, the parent company of Iusacell, in which we hold a 50.0% joint interest since June 2012, which was partially offset by the absence in 2012 of share of loss of La Sexta, a free-to-air television channel in Spain, in connection with the exchange for our 40.8% interest in La Sexta for a 14.5% participation in Imagina in first quarter of 2012. Imagina is a significant provider of content and audiovisual services for the media and entertainment industry in Spain, and our investment in this company was recognized as an equity financial instrument.

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

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interest reflects the portion of operating results attributable to the interests held by third parties in those of our businesses that are not wholly-owned by us, including our Telecommunications and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests increased by Ps.17.1 million, or 1.3%, to Ps.1,308.5 million in 2012, compared with Ps.1,291.4 million in 2011. This increase primarily reflected a higher portion of net income attributable to non-controlling interests in our Telecommunications segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.8,760.6 million in 2012, as compared to Ps.6,665.9 million in 2011. The net increase of Ps.2,094.7 million reflected:

•	a Ps.1,865.9 million increase in operating income; and

•	a Ps.1,290.5 million decrease in finance expense, net.

These changes were partially offset by:

•	a Ps.217.3 million increase in share of loss of joint ventures and associates, net;

•	a Ps.827.3 million increase in income taxes; and

•	a Ps.17.1 million increase in net income attributable to non-controlling interests.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2013	2012	2011
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	1.7%	(8.1%)	13.1%
Mexican inflation rate(2)	4.0	3.6	3.8
U.S. inflation rate	1.5	1.7	2.9
Increase in Mexican GDP(3)	1.1	3.9	4.0

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.12.3576 per U.S. Dollar as of December 31, 2010; Ps.13.9785 per U.S. Dollar as of December 31, 2011; Ps.12.85 per U.S. Dollar as of December 31, 2012; and Ps.13.0750 per U.S. Dollar as of December 31, 2013.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 99.7 in 2010; 103.5 in 2011; 107.2 in 2012; and 111.5 in 2013.
(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2013, as estimated by INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.

•	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2013, 2012 and 2011:

	Year Ended December 31,
	2013		2012		2011
			(Millions of U.S. Dollars)
Revenues	U.S.$	934	U.S.$	887	U.S.$	836
Operating costs and expenses		647		592		626

On a consolidated basis, in 2013, 2012 and 2011, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain vulnerable to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

•	Finance Expense, Net. The depreciation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchange losses, derivatives used to hedge foreign exchange risk and increased interest expense increase our finance expense, net.

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso depreciation and reduce our overall exposure to the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the depreciation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso depreciations. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 9 to our consolidated year-end financial statements.

IFRS

As required by regulations issued by the Mexican Banking and Securities Commission for listed companies in Mexico, beginning on January 1, 2012, we discontinued using Mexican FRS as issued by the Mexican Financial Reporting Standards Board and began using IFRS as issued by the IASB for financial reporting purposes.

Our consolidated financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRS Adopted in 2013

The following standards have been adopted by us for the first time for the annual period starting on or after January 1, 2013: IAS 19 Employee Benefits (as amended in 2011); IAS 28 Investments in Associates and Joint Ventures (as amended in 2011); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosures of Interests in Other Entities; and IFRS 13 Fair Value Measurement. The application of these standards did not have a significant impact on our consolidated financial statements in accordance with IFRS.

New and Amended IFRS not yet Adopted

As described in Note 2(a) to our consolidated year-end financial statements, as of January 1, 2012, we adopted IFRS for the preparation of our consolidated financial statements. Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2014, as well as those that are effective for subsequent periods. We have evaluated the potential impact of these pronouncements and concluded that they are not expected to have a significant impact on our consolidated financial statements in accordance with IFRS.

New or Amended Standard	Content	Effective for Annual Periods Beginning On or After
IAS 36 (amended in May 2013)	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
IAS 39 (amended in June 2013)	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial Instruments	January 1, 2018
IFRIC 21	Levies	January 1, 2014
Annual Improvements to IFRSs	2010-2012 Cycle	July 1, 2014
Annual Improvements to IFRSs	2011-2013 Cycle	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IAS 36 Impairment of Assets (as amended in May 2013) removed certain disclosures of the recoverable amount of cash generating units, which had been included in IAS 36 Impairment of Assets by the issue of IFRS 13 Fair Value Measurement.

IAS 39 Financial Instruments: Recognition and Measurement (as amended in June 2013) allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. In this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied.

IFRIC 21 Levies was issued in May 2013 as an interpretation of IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle were published in December 2013 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements	Subject of Amendment
2010-2012 Cycle:
IFRS 2 Share-based Payment	Definition of vesting condition
IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination
IFRS 8 Operating Segments	Aggregation of operating segments. Reconciliation of the total of the reportable segments’ assets to the entity’s assets
IFRS 13 Fair Value Measurement	Short-term receivables and payables
IAS 16 Property, Plant and Equipment	Revaluation method – proportionate restatement of accumulated depreciation
IAS 24 Related Party Disclosures	Key management personnel
IAS 38 Intangible Assets	Revaluation method – proportionate restatement of accumulated amortization
2011-2013 Cycle:
IFRS 1 First-time Adoption of IFRSs	Meaning of “effective IFRSs”
IFRS 3 Business Combinations	Scope exceptions for joint ventures
IFRS 13 Fair Value Measurement	Scope of paragraph 52 (portfolio exception)
IAS 40 Investment property	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property investment property or owner-occupied property

IFRS 14 Regulatory Deferral Accounts (“IFRS 14”) enhances the comparability of financial reporting by entities that are engaged in rate-regulated activities. IFRS 14 was issued in January 2014 as an interim standard and does not provide any specific guidance for rate-regulated activities, which are subject to a comprehensive project being developed by the IASB. IFRS 14 is intended for first-time adopters of IFRSs, and an entity that already presents IFRS financial statements is not eligible to apply this standard.

Critical Accounting Policies

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, investments in joint ventures and associates, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, and fair value measurements. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

Accounting for Programming. We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

We estimate the expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including our consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

We also purchase programming from, and enter into license arrangements with, various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Investments in Joint Ventures and Associates. Some of our investments are structured as investments in joint ventures and associates (see Notes 2 (c) and 10 to our consolidated year-end financial statements). As a result, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as share of income or loss of joint ventures and associates in the consolidated statement of income (see Note 10 to our consolidated year-end financial statements).

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

The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2013, we recorded impairments for goodwill and other indefinite-lived intangible assets related to our joint venture investment in capital stock of GSF, and our Publishing segment (see Notes 10 and 12 to our consolidated year-end financial statements).

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

Deferred Income Taxes. We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

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

Financial assets and liabilities measured at fair value as of December 31, 2013, 2012 and 2011 (in thousands of Pesos):

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 3,722,976	Ps. 3,722,976	Ps. —	Ps. —
Available-for-sale financial assets:
Available-for-sale investments	4,015,105	—	4,015,105	—
1.5% Convertible Debentures due 2025 issued by BMP	7,675,036	—	—	7,675,036
Embedded derivative BMP	14,761,677	—	—	14,761,677
Shares of Common Stock of Imagina	1,169,002	—	—	1,169,002
Convertible debt instruments issued by Ares	6,446,000	—	—	6,446,000
Embedded derivative Ares	771,000	—	—	771,000
Long-term debt instrument issued by Ares	2,521,999	—	—	2,521,999
Derivative financial instruments	8,388	—	8,388	—

Total	Ps. 41,091,183	Ps. 3,722,976	Ps. 4,023,493	Ps. 33,344,714

Liabilities:
Derivative financial instruments	Ps. 335,336	Ps. —	Ps. 335,336	Ps. —

Total	Ps. 335,336	Ps. —	Ps. 335,336	Ps. —

	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 5,317,296	Ps. 2,844,386	Ps. 2,472,910	Ps. —
Available-for-sale financial assets:
Available-for-sale investments	2,986,933	—	2,986,933	—
1.5% Convertible Debentures due 2025 issued by BMP	6,990,427	—	—	6,990,427
Embedded derivative BMP	9,611,873	—	—	9,611,873
Shares of Common Stock of Imagina	867,581	—	—	867,581
Derivative financial instruments	15,000	—	15,000	—

Total	Ps. 25,789,110	Ps. 2,844,386	Ps. 5,474,843	Ps. 17,469,881

Liabilities:
Derivative financial instruments	Ps. 352,762	Ps. —	Ps. 352,762	Ps. —

Total	Ps. 352,762	Ps. —	Ps. 352,762	Ps. —

	Balance as of December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,422,563	Ps.	2,735,124	Ps.	2,687,439	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		2,812,200		—		2,812,200		—
1.5% Convertible Debentures due 2025 issued by BMP		6,248,364		—		—		6,248,364
Embedded derivative BMP		9,519,384		—		—		9,519,384
GSF Convertible Debentures		19,909,099		—		—		19,909,099
Derivative financial instruments		145,009		—		145,009		—

Total	Ps.	44,056,619	Ps.	2,735,124	Ps.	5,644,648	Ps.	35,676,847

Liabilities:
Derivative financial instruments	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

Total	Ps.	310,604	Ps.	—	Ps.	310,604	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2013.

	Financial Assets
Balance at beginning of year	Ps.	17,469,881
Included in finance income		5,441,710
Included in other comprehensive income		940,379
Long-term debt instrument issued by Ares		2,492,744
Convertible debt instruments and embedded derivative issued by Ares		7,000,000

Balance at the end of year	Ps.	33,344,714

Temporary Investments

Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the date of the consolidated statement of financial position, stock and other financial instruments, or a combination thereof, denominated principally in U.S. Dollars and Pesos (see Notes 2(f) and 6 to our consolidated year-end financial statements).

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

Available-for-Sale Financial Assets

Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

Available-for-sale financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3 depending on the observability of the significant inputs.

Available-for-Sale Investments-Open Ended Fund

We have an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the net asset value per share as of the applicable redemption date (see Notes 4 and 9 to our consolidated year-end financial statements).

BMP Convertible Debentures due 2025

On December 20, 2010, we made a cash investment in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904.2 million), which are convertible at our option into additional shares currently equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions (see Notes 3, 4 and 9 to our consolidated year-end financial statements).

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

Ares Convertible and Long-term Debt Instruments

In July 2013, we made an investment in the amount of Ps.7,000 million in convertible debt instruments which, subject to regulatory approvals, will allow us to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom. In addition, as part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549.6 million).

We determined the fair value of the convertible debt instruments using the expected present value valuation methodology based on post-tax discontinued cash flow. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 5.5% to 6.5% among others. Our estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable input, the convertible debt instruments are classified in level 3.

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determine the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprises five years, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2013, 2012 and 2011, we had received Ps.18,874.1 million, Ps.18,153.1 million and Ps.18,026.5 million, respectively, of advertising deposits for television advertising during 2014, 2013 and 2012, respectively, representing U.S.$1.4 billion, U.S.$1.4 billion and U.S.$1.3 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2013, represented a 4.0% increase, as compared to year-end 2012, and the deposits as of December 31, 2012, represented a 0.7% increase, as compared to year-end 2011. Approximately 60.4%, 62.9% and 63.9% of the advance payment deposits as of December 31, 2013, 2012 and 2011, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2013, 2012 and 2011, was 4.9 months, 4.6 months and 4.6 months, respectively.

During the year ended December 31, 2013, we had a net decrease in cash and cash equivalents of Ps.2,371.3 million, as compared to a net increase in cash and cash equivalents of Ps.2,787.4 million during the year ended December 31, 2012.

Net cash provided by operating activities for the year ended December 31, 2013, amounted to Ps.23,806.2 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.9,846.4 million; net unrealized foreign exchange loss of Ps.128.6 million; interest expense of Ps.4,803.2 million; other amortization of Ps.185.1 million; gain in derivative financial instruments of Ps.4,841.7 million; and equity in losses of affiliates of Ps.5,660.0 million. Income taxes paid for the year ended December 31, 2013 amounted to Ps.4,794.7 million.

Net cash used for investing activities for the year ended December 31, 2013, amounted to Ps.25,246.5 million, and was primarily used for investments in property, plant and equipment of Ps.14,870.7 million; held-to-maturity and available-for-sale investments of Ps.517.2 million; equity method and other investments of Ps.1,588.9 million; investments in financial instruments of Ps.9,492.7 million; and investments in goodwill and other intangible assets of Ps.824.1 million; which effect was partially offset by cash provided by temporary investments of Ps.1,604.3 million; a disposition of held-to-maturity and available-for-sale investments of Ps.263.7 million; and disposition of property, plant and equipment of Ps.169.2 million.

Net cash used for financing activities for the year ended December 31, 2013, amounted to Ps.923.8 million, and was primarily used for dividends and repurchase of capital stock of Ps.2,168.4 million; interest paid of Ps.4,681.7 million; repayment of debt and lease payments of Ps.751.2 million; derivative financial instruments of Ps.140.5 million; and dividends to non-controlling interest of Ps.112.7 million; which effect was partially offset by cash provided by the issuance of 7.25% Senior Notes due 2043 in the amount of Ps.6,437.2 million and credit agreements with certain Mexican banks in the amount of Ps.493.4 million.

We expect to fund our operating cash needs during 2014, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2014 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2014 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

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

Net cash provided by operating activities for the year ended December 31, 2011, amounted to Ps.23,003.6 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.7,361.6 million; net unrealized foreign exchange loss of Ps.952.4 million; interest expense of Ps.4,174.5 million; impairment of long-lived assets and other amortization of Ps.276.4 million; and equity in losses of affiliates of Ps.449.3 million. Income taxes paid for the year ended December 31, 2011 amounted to Ps.3,622.6 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2014, we:

•	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,160 million, of which U.S.$600 million and U.S.$400 million are for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$160 million is for our Content segment and other segments; and

•	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.25.5 million and U.S.$8.3 million.

During 2013, we:

•	made aggregate capital expenditures for property, plant and equipment approximately U.S.$1,157.8 million, of which U.S.$599.9 million and U.S.$397.7 million were for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$160.2 million was for our Content segment and other segments;

•	made additional capital contributions in connection with our 50% joint interest in GSF in the aggregate amount of Ps.1,587.5 million;

•	made an investment in the amount of Ps.7,000 million (U.S.$547.6 million) in convertible debt instruments which, subject to regulatory approval, will allow us to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom, a telecommunications company that offers video, telephony and data services in Mexico. In addition, Ares has an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. As part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.56.6 million and U.S.$5.9 million.

During 2012, we:

•	made aggregate capital expenditures for property, plant and equipment totaling U.S.$881.1 million, of which U.S.$455.4 million and U.S.$292.1 million were for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$133.6 million was for our Content segment and other segments;

•	recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment;

•	provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.103.0 million (U.S.$7.8 million);

•	made investments of U.S.$22.5 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 7.1% to 8.0%; and

•	made other investments in the aggregate principal amount of U.S.$5.7 million.

During 2011, we:

•	made aggregate capital expenditures for property, plant and equipment totaling U.S.$791 million, of which U.S.$406.1 million, U.S.$241.6 million and U.S.$13.8 million were for the expansion and improvements of our Telecommunications and Sky segments and our Gaming business, respectively, and U.S.$129.5 million for our Content segment and other businesses;

•	made investments of U.S.$49.1 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 5.0% to 7.1%;

•	made a capital contribution related to our 33.3% interest in GTAC in the amount of U.S.$6.6 million (Ps.87.0 million);

•	made an investment of U.S.$37.5 million in equity and U.S.$1,565 million in mandatorily convertible debentures of GSF, the parent company of Iusacell. In June 2012, these debentures were converted into common stock of GSF, as a result of which our equity participation in GSF is 50% (see “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”); and

•	made other fixed investments in the aggregate amount of Ps.713.6 million (U.S.$51.4 million).

Refinancings. In March 2011, we entered into long-term credit agreements with four Mexican Banks for an aggregate principal amount of Ps.8,600 million, with maturities between 2016 and 2021. We used the net proceeds for general corporate purposes. In May 2013, we concluded the offering of Ps.6,500 million aggregate principal amount of 7.25% Senior Notes due 2043 registered with both the SEC and the Mexican Banking and Securities Commission. We used the net proceeds for general corporate purposes. In April 2014, we concluded the offering of Ps.6,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2021 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We intend to use the net proceeds of the offering for general corporate purposes.

Indebtedness. As of December 31, 2013, our consolidated long-term portion of debt amounted to Ps.59,743.1 million, and our consolidated current portion of debt was Ps.312.7 million. As of December 31, 2012, our consolidated long-term portion of debt amounted to Ps.52,616.4 million and our consolidated current portion of debt was Ps.375.0 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2013 and 2012, in the aggregate amount of Ps.808.6 million and Ps.798.0 million, respectively. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness. The following table sets forth a description of our net outstanding indebtedness as of December 31, 2013, on a historical, actual basis (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2013 Actual	Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	Ps. 6,507.8	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	3,890.3	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	7,414.0	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,483.0	8.49%	Pesos	2037
6.625% Senior Notes(2)	7,679.9	6.625%	U.S. Dollars	2040
7.25% Senior Notes(2)	6,430.3	7.25%	Pesos	2043
7.38% Notes(3)	9,951.8	7.38%	Pesos	2020
Santander Serfín loan (4)	1,998.2	8.12%	Pesos	2016
BBVA Bancomer loan(4)	2,497.8	8.095%	Pesos	2016
Banamex loan(4)	1,597.2	9.0725%	Pesos	2021
HSBC loan(4)	2,496.1	4.9712%	Pesos	2018
Santander Serfin loan (5)	1,400.0	4.0341%	Pesos	2016
Banamex loan (5)	2,100.0	8.74%	Pesos	2016
Banco Mercantil del Norte loan (6)	1,074.9	5.6920%	Pesos	2016
HSBC loan (6)	497.8	5.4962%	Pesos	2019
Other debt (6)	36.7	5.69%	Pesos	2017

Total debt	60,055.8			13.3 years	(7)
Less: Short-term debt and current maturities of long-term debt	312.7			2014

Total long-term debt	Ps. 59,743.1

Finance lease obligations:
Satellite transponder lease obligations (8)	Ps. 4,077.5	7.30%	U.S. Dollars	2027
Other (9)	841.7	10.26%	Various	2014 to 2021

Total finance lease obligations	4,919.2
Less: Current portion	424.7			2014

Finance lease obligations, net of current portiont	Ps. 4,494.5

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.13.0750 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2013.
(2)	These Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2043, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500 million, U.S.$600 million and Ps.6,500 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2043, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93%, 6.97% and 7.62% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037, 2040 and 2043, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032, 2040 and 2043 were priced at 99.280%, 99.431%, 98.319% and 99.733%, respectively, for a yield to maturity of 6.097%, 8.553%, 6.755% and 7.27%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in television broadcasting, pay-TV networks and programming licensing, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037 and 2040 are registered with the SEC. The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission.
(3)	In 2010, the Company issued 7.38% Notes (Certificados Bursátiles) due 2020 through the Mexican Stock Exchange in the aggregate principal amount of Ps.10,000 million. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in television broadcasting, pay-TV networks and programming licensing, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on spin-offs, mergers and similar transactions.
(5)	Includes two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400 million and Ps.2,100 million, each with a maturity in 2016, bearing annual interest of Tasa de Interés Interbancaria de Equilibrio, or the Mexican Interbank Interest Rate (“TIIE”), plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This long-term indebtedness of Sky is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.
(6)	Includes outstanding balances in the aggregate principal amount of Ps.1,614.4 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2016 and 2019, bearing interest at an annual rate in the range of TIIE plus 1.70% to TIIE plus 2.50%, with interest payable on a monthly basis.
(7)	Actual weighted average maturity of long-term debt as of December 31, 2013.
(8)	Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service. This line item also includes in 2012 the agreement to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The agreement provided that the service term for IS-9 was to end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In 2010, Intelsat notified Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement were terminated in October 2012.

(9)	Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. Also, includes a subsidiary of the Company that entered into a lease agreement with GTAC, a related party for the right to use certain capacity of a telecommunications network to 2029. This lease provides for annual payments through 2021 with an annual interest rate between 6.00% and 11.92%, payable on an annual basis. The other capital leases have terms which expire at various dates between 2014 and 2015 with an annual interest rate between 5.00% and 5.49%, payable on a monthly basis.

Interest Expense. Interest expense for the years ended December 31, 2013, 2012 and 2011 was Ps.4,803.1, Ps.4,369.3 million and Ps.4,174.5 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2013		2012		2011
Interest payable in U.S. Dollars	U.S.$	160.6	U.S.$	141.5	U.S.$	146.7
Amounts currently payable under Mexican withholding taxes(2)		6.9		6.9		7.2

Total interest payable in U.S. Dollars	U.S.$	167.5	U.S.$	148.4	U.S.$	153.9

Peso equivalent of interest payable in U.S. Dollars	Ps.	2,152.7	Ps.	1,955.0	Ps.	1,911.0
Interest payable in Pesos		2,650.4		2,414.3		2,263.5

Total interest expense	Ps.	4,803.1	Ps.	4,369.3	Ps.	4,174.5

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2013 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2014 to December 31, 2014		12-36 Months January 1, 2015 to December 31, 2016		36-60 Months January 1, 2017 to December 31, 2018		Maturities Subsequent to December 31, 2018
	(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	—	U.S.$	500,000	U.S.$	—
6.625% Senior Notes due 2025		600,000		—		—		—		600,000
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		344,168		—		—		—		344,168
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
7.38% Notes due 2020		764,818		—		—		—		764,818
7.25% Notes due 2043		497,132		—		—		—		497,132
Santander Serfín loan due 2016		152,964		—		152,964		—		—
BBVA Bancomer loan due 2016		191,205		—		191,205		—		—
Banamex loan due 2021		122,371		—		—		55,067		67,304
HSBC loan due 2018		191,205		—		47,801		143,404		—
Santander Serfin loan due 2016		107,075		—		107,075		—		—
Banamex loan due 2016		160,612		—		160,612		—		—
Banco Mercantil del Norte loan due 2016		82,425		20,403		62,022		—		—
HSBC loan due 2019		38,239		3,314		9,942		9,942		15,041
Other debt		2,807		321		1,268		1,218		—

Long-term debt		4,655,021		24,038		732,889		709,631		3,188,463
Accrued Interest		60,897		60,897		—		—		—
Satellite transponder obligation		311,859		13,686		30,550		35,337		232,286
Other capital lease obligations		64,374		18,796		15,766		14,171		15,641
Transmission rights(1)		348,821		113,554		148,288		60,812		26,167

Total contractual obligations	U.S.$	5,440,972	U.S.$	230,971	U.S.$	927,493	U.S.$	819,951	U.S.$	3,462,557

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2013:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2014 to December 31, 2014		12-36 Months January 1, 2015 to December 31, 2016		36-60 Months January 1, 2017 to December 31, 2018		Maturities Subsequent to December 31, 2018
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	4,353,881	U.S.$	269,338	U.S.$	621,697	U.S.$	518,986	U.S.$	2,943,860
Interest on capital lease obligations		201,214		23,733		41,907		43,215		92,359
Lease commitments(2)		230,182		38,252		66,690		63,326		61,914
Programming(3)		123,190		37,453		48,217		19,520		18,000
Transmission rights(3)		399,000		—		135,750		45,250		218,000
Agreement with DirecTV(4)		102,300		60,500		41,800		—		—
Capital expenditures commitments		35,704		35,704		—		—		—
Satellite transponder commitments(5)		25,624		10,903		11,793		2,928		—
Guarantee of the payment obligations of GSF(6)		22,713		—		7,350		9,800		5,563
Committed financing to GTAC(7)		2,318		2,318		—		—		—

Total contractual obligations	U.S.$	5,496,126	U.S.$	478,201	U.S.$	975,204	U.S.$	703,025	U.S.$	3,339,696

(1)	Interest to be paid in future years on outstanding debt as of December 31, 2013, was estimated based on contractual interest rates and exchange rates as of that date.
(2)	Reflects our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 26 to our consolidated year-end financial statements.
(3)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.
(4)	In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service in the fourth quarter of 2015. See Note 26 to our consolidated year-end financial statements.
(5)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.
(6)	We have guaranteed 35% of the payment obligations of a subsidiary of GSF under a credit agreement with principal maturities between 2015 and 2020. See Note 26 to our consolidated year-end financial statements.
(7)	In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2014 in the aggregate principal amount of Ps.30.3 million (U.S.$2.3 million).

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 28, 2014 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision	April 1997

Alberto Baillères González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autónomo de México and Associate Founder Fundación Alberto Baillères	Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and J.P. Morgan International Council U.S.A.	April 2004

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa, Member of the Board of Univision	April 1998

Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C. and Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión, Former Managing Partner of Arthur Andersen & Co.	April 2003

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
José Antonio Fernández Carbajal (02/15/54)	Executive Chairman of the Board of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Chairman of the Board of Directors of ITESM, Fundación Femsa and US-Mexico Foundation, Vice-Chairman of the Supervising Board and member of the Preparatory Committee, Selection and Appointment Committee and Chairman of the Americas Committee of Heineken N.V., Co-Chairman of the Advisory Board of the Woodrow Wilson Center, México Chapter Co. and Member of the Board of Industrias Peñoles and Heineken Holding N.V.	April 2007

José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruíz, Zamarripa y Cia., S.C.; Member of the Audit and Corporate Practices Committee of Grupo Televisa	Member of the Board of Directors of Apuestas Internacionales, Sport City Universidad, Club de Golf Los Encinos, Grupo Pochteca, Mexichem, Global Assurance Brokers Agente de Seguros y de Fianzas, Genomma Lab Internacional, Unifin Financiera S.A.P.I. de C.V. and Controladora Vuela Compañía de Aviación and Alternate Member of the Board of Directors of Raspafacil.	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999

Claudio X. González Laporte (05/22/34)	Chairman of the Board of Kimberly-Clark de México	Member of the Boards of Grupo Alfa, Grupo Carso, Grupo Inbursa and Mexico Fund	April 1997

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros, y Videos and of Editorial Vuelta	Member and Chairman of the Boards of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Germán Larrea Mota Velasco (10/26/53)	Chairman of the Board and Chief Executive Officer of Grupo México	Member of the Board of Grupo Financiero Banamex	April 1999

Michael Larson (10/07/59)	Chief Investment Officer of William H. Gates III	Trustee and Chairman of Board of Trustees of Western Asset Claymore Inflation Linked Securities and Income Fund and Western Asset/Claymore Inflation-Linked Opportunities and Income Fund; Director of AutoNation, Inc., Republic Services, Inc., Fomento Económico Mexicano, S.A.B. de C.V and Ecolab, Inc. and former Director of Pan American Silver Corp.	April 2009

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial	April 2009

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing and Member of the Executive Committee of Grupo Televisa	Shareholder of Grupo TV Promo, S.A. de C.V.	April 1998

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Desc, Dine and Grupo Kuo	Member of the Boards of Grupo Carso, Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Eduardo Tricio Haro (08/05/63)	Chairman of Grupo Lala, S.A.B. de C.V.	Chairman of the Board of Elopak, Fundación Lala, Grupo Aeroméxico, Grupo Lala, Member of the Boards of Grupo Financiero Banamex, Mexichem, Grupo Industrial Saltillo, Grupo Porres, Mitsul de Mexico, Consejo Mexicano de Hombres de Negocios and Bolsa Mexicana de Valores	April 2012

Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, former Member of the Boards of Convera Corporation and Coca Cola FEMSA	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa and Televisora Peninsular	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	March 2000

Leopoldo Gómez González Blanco (04/06/59)	News Vice President of Grupo Televisa	Former Information Director to the Presidency of Grupo Televisa	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand, and Despacho Roberto Casas Alatriste, S.C.	July 1998

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Former Tax Vice President of Grupo Televisa, former Tax Director of Wal-Mart de México and Member of the Board of Directors of Operadora Dos Mil and Dofiscal Editores and Member of the Editorial Committee of Dofiscal Editores, S.A. de C.V.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

Guadalupe Phillips Margain (07/02/71)	Vice President of Finance and Risk of Grupo Televisa	Former Chief Financial Officer of Empresas Cablevisión, Member of the Board of Directors of Evercore Casa de Bolsa	April 2012

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

Our bylaws prohibit the appointment of individuals to our Board of Directors who: (i) are members of the board of directors or other management boards of a company (other than the Company or its subsidiaries) that has one or more concessions to operate telecommunications networks in Mexico; or (ii) directly or indirectly, are shareholders or partners of companies (other than the Company or its subsidiaries), that have one or more concessions to operate telecommunications networks in Mexico, with the exception of ownership stakes that do not allow such individuals to appoint one or more members of the management board or any other operation or decision making board.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997

In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision	January 2004

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations, Member of the Board of Univision	November 2008

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Alejandro Jesús Quintero Iñiguez (02/11/50)	Corporate Vice President of Sales and Marketing	Shareholder of Grupo TV Promo, S.A. de C.V.	May 1998

Compensation of Directors and Officers

For the year ended December 31, 2013, we paid our directors, alternate directors and executive officers for services in all capacities aggregate compensation of approximately Ps.547.3 million (U.S.$41.9 million using the Interbank Rate, as reported by Banamex, as of December 31, 2013). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

We have made Ps.141.1 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and executive officers in 2013. Projected benefit obligations as of December 31, 2013 were approximately Ps.146.7 million.

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

In the fourth quarter of 2010, approximately 14.3 million CPOs or CPO equivalents were designated for the stock purchase plan through the special purpose trust. Approximately 2.7 million, 2.8 million and 2.7 million CPOs vested in 2011, 2012 and 2013, respectively. As of December 31, 2013, approximately 8.3 million stock purchase plan CPOs transferred to employee plan participants have been sold in the open market.

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

At our annual general ordinary stockholders’ meeting held on April 30, 2008, our stockholders approved a second stage of the Long-Term Retention Plan and approved grants of up to 25 million CPOs per year, or CPO equivalents, under the Long-Term Retention Plan. At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. The price at which the conditional sales of the CPOs will be made to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. As of December 31, 2013, approximately 103.7 million CPOs that were transferred to employee plan participants were sold in the open market. Additional sales will continue to take place during or after 2014.

The special purpose trust created to implement the Long-Term Retention Plan currently owns approximately 224.3 million CPOs or CPO equivalents. This figure is net of approximately 26.0, 26.3 and 24.2 million CPOs or CPO equivalents vested respectively in 2011, 2012 and 2013. Of such 224.3 million CPOs or CPO equivalents approximately 73% are in the form of CPOs and the remaining 27% are in the form of A, B, D and L Shares. As of March 31, 2014, approximately 88 million CPOs or CPO equivalents have been reserved and will become vested between 2014 and 2016 at prices ranging from Ps.48.72 to Ps.59.00 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
Total number of employees	26,314	28,599	32,047
Category of activity:
Employees	26,275	28,558	31,975
Executives	39	41	72
Geographic location:
Mexico	24,659	27,250	30,723
Latin America (other than Mexico)	1,345	1,021	978
U.S.	310	328	346

As of December 31, 2011, 2012 and 2013, approximately 39%, 42% and 45% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of March 31, 2014. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned
Azcárraga Trust(3)	52,991,825,705	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
BlackRock, Inc.(4)	7,159,566,650	5.8%	6,300,418,652	10.7%	10,023,393,310	11.1%	10,023,393,310	11.1%	9.2%
William H. Gates III(5)	5,754,450,375	4.7%	5,063,916,330	8.6%	8,056,230,525	8.9%	8,056,230,525	8.9%	7.4%
First Eagle Investment Management, LLC(6)	4,129,961,000	3.4%	3,634,365,680	6.2%	5,781,945,400	6.4%	5,781,945,400	6.4%	5.3%
Oppenheimer Funds, Inc.(7)	3,279,563,875	2.7%	2,886,016,210	4.9%	4,591,389,425	5.1%	4,591,389,425	5.1%	4.2%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2014. The number of shares issued and outstanding for legal purposes as of March 31, 2014 was 64,347,348,050 series A Shares, 56,625,666,284 series B Shares, 90,086,287,270 series D Shares and 90,086,287,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2014 was 60,133,267,475 series A Shares, 52,917,275,378 series B Shares, 84,186,574,465 series D Shares and 84,186,574,465 series L Shares in the form of CPOs, and an additional 54,060,872,390 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2014 does not include 168,563,223 CPOs and an additional 4,865,740,985 series A Shares, 2,357,021,155 series B Shares, 54 series D Shares and 54 series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan. See Note 16 to our consolidated year-end financial statements.

(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, B Shares, D Shares or L Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by BlackRock, Inc., as of December 31, 2013.
(5)	Based solely on information included in (i) the report on Schedule 13D filed on March 19, 2010 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on February 2, 2014 by the Bill and Melinda Gates Foundation Trust with respect to holdings by the Bill and Melinda Gates Foundation Trust. Includes 3,644,562,500 A Shares, 3,207,215,000 B Shares, 5,102,387,500 D Shares and 5,102,387,500 L Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,109,887,875 A Shares, 1,856,701,330 B Shares, 2,953,843,025 D Shares and 2,953,843,025 L Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.
(6)	Based solely on information included in the report on Schedule 13G by First Eagle Investment Management, LLC, as of December 31, 2013.
(7)	Based solely on information included in the report on Form 13F by Oppenheimer Funds, Inc., as of December 31, 2013.

The Major Stockholders

Approximately 45.6% of the outstanding A Shares, 2.7% of the outstanding B Shares, 2.8% of the outstanding D Shares and 2.8% of the outstanding L Shares of the Company were held through the Stockholder Trust, including shares in the form of CPOs. On June 17, 2009, the Stockholder Trust was terminated and the shares and CPOs which were formerly held through such trust were delivered to the corresponding beneficiaries. The largest beneficiary of the Stockholder Trust was a trust for the benefit of Emilio Azcárraga Jean. Such trust currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controlled until June 17, 2009, the voting of the shares held through the Stockholder Trust, and currently controls the vote of such shares through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of B shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of B Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2014, approximately 317,737,162 GDSs were held of record by 97 persons with U.S. addresses. Those GDSs represent 32% of the outstanding A Shares, 59% of the outstanding B Shares, 62% of the outstanding D Shares and 62% of the outstanding L Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

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

Transactions and Arrangements with Iusacell. Iusacell purchased advertising services from us in connection with the promotion of its products and services in 2013, and we expect that Iusacell will continue to do so in the future. Iusacell paid and will continue to pay rates applicable to third party advertisers for these advertising services.

Transactions and Arrangements With Our Directors and Officers. We own 15% of the equity of Centros de Conocimiento Tecnológico, or CCT, a company that builds, owns and operates technological schools in Mexico and in which Claudio X. González Laporte, one of our directors, and Carlos Fernández González, one of our former directors, own a minority interest.

During 2013, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2014 equal to approximately Ps.23.5 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2013 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2013, and we expect to continue these arrangements through 2014.

Loans from Banamex. In 2006, Banamex and Innova entered into a loan agreement with a maturity date of 2016 and in 2010 Banamex and TVI entered into a revolving credit facility which was paid by TVI in March 2011. In March 2011, the Company entered into long-term credit arrangements with Banamex, with maturities between 2018 and 2021. These loans were made on terms substantially similar to those offered by Banamex to third parties. Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex. One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of Banamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services. One of our former directors, Carlos Fernández González, is a member of the Board of Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading producer, distributor and exporter of beer in Mexico. Grupo Modelo purchased advertising services from us in connection with the promotion of its products from time to time in 2013, and we expect that this will continue to be the case in the future. Grupo Modelo paid and will continue to pay rates applicable to third party advertisers for these advertising services.

Several other members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, Kimberly-Clark de México, S.A.B. de C.V., Grupo Financiero Santander, S.A.B. de C.V., and FEMSA, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2013, and we expect that this will continue to be the case in the future. Similarly, Alejandro Quintero Iñiguez, a member of our Board and our Executive Committee and our Corporate Vice President of Sales and Marketing, is a stockholder of Grupo TV Promo, S.A. de C.V., which is a company that renders services of publicity, promotion and advertisement to third parties. Grupo TV Promo, S.A. de C.V. and its subsidiaries act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo, S.A. de C.V. has purchased and will continue to purchase advertising services from us, some of which are referred to the aforementioned promotional campaigns. The companies described above pay rates applicable to third party advertisers that purchase advertising services on pay-TV networks and unsold advertising services on free-to-air television channels, which are lower than the rates paid by advertisers that purchase advertising in advance or at regular rates. Alejandro Quintero does not currently receive any form of compensation from Grupo TV Promo, S.A. de C.V., other than dividends to which he may be entitled to receive as stockholder, as the case may be. During 2013, Grupo TV Promo purchased unsold advertising on free-to-air television channels of Televisa for a total of Ps.325,562,963 and Ps.25,096,026 on pay-TV networks.

Online Lottery Services. In March 2012, Multijuegos, our online lottery, entered into an agreement with Cadena Comercial Oxxo, S.A. de C.V. and OXXO Express, S.A. de C.V., or OXXO, the principal chain of convenience stores in Mexico, both controlled subsidiaries of Fomento Economico Mexicano, S.A.B., or FEMSA, to sell online lottery tickets through point-of-sale terminals at the OXXO stores. José Antonio Fernández Carbajal, Executive Chairman of the Board of FEMSA, is a member of our Board.

Legal and Advisory Services. During 2013, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

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

See “Financial Statements” and pages F-1 through F-70, which are incorporated in this Item 8 by reference.

Item 9.	The Offer and Listing

Trading History of CPOs and GDSs

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2009	56.67	33.91
2010	65.09	45.19
2011	65.01	46.61
2012	68.63	50.60
First Quarter	58.87	50.60
Second Quarter	58.00	53.18
Third Quarter	63.28	56.55
Fourth Quarter	68.63	59.00
2013	80.07	59.14
First Quarter	73.45	63.99
Second Quarter	67.65	59.14
Third Quarter	74.07	62.24
Fourth Quarter	80.07	72.40
October	79.70	72.40
November	80.07	75.69
December	79.17	73.91
2014 (through April 23, 2014)	90.22	74.24
First Quarter	87.07	74.24
January	83.17	75.56
February	78.45	74.24
March	87.07	78.63
Second Quarter (through April 23, 2014)	90.22	84.65
April (through April 23, 2014)	90.22	84.65

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2009	22.13	10.92
2010	26.51	17.41
2011	26.50	17.70
2012	26.77	18.75
First Quarter	21.59	19.72
Second Quarter	22.28	18.75
Third Quarter	24.69	21.08
Fourth Quarter	26.77	22.24
2013	30.68	22.31
First Quarter	29.18	25.70
Second Quarter	28.03	22.31
Third Quarter	29.16	23.98
Fourth Quarter	30.68	27.39
October	30.63	27.39
November	30.68	28.79
December	30.26	28.33
2014 (through April 23, 2014)	34.42	27.84
First Quarter	33.29	27.84
January	31.76	28.26
February	29.50	27.84
March	33.29	29.54
Second Quarter (through April 23, 2014)	34.42	32.48
April (through April 23, 2014)	34.42	32.48

(1)	Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of March 31, 2014, approximately 317,737,162 GDSs were held of record by 97 persons with U.S. addresses.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a sociedad anónima bursátil de capital variable, or publicly-traded corporation with variable capital. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares.

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

In March 2003, the CNBV issued general rules, or General CNBV Rules, applicable to issuers and other securities market participants. The General CNBV Rules, which repealed several previously enacted circulares, or rules, of the CNBV, now provide a single set of rules governing issuers and issuer activity, among other things.

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

If there is unusual price volatility of the securities listed, the issuer would be obliged to immediately inform the CNBV and the Mexican Stock Exchange of the causes of such volatility or, if the issuer is unaware of such causes, make a statement to that effect, in order for the Mexican Stock Exchange to immediately convey that information to the public. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify such information when it deems the information to be confusing. The Mexican Stock Exchange may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The Mexican Stock Exchange must immediately inform the CNBV of any requests made to issuers. The CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events under some circumstances, including where the information being offered is not related to transactions that have been completed.

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

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette of the Federation. The new Securities Market Law became effective on June 28, 2006 and in some cases allowed an additional period of 180 days (late December 2006) for issuers to incorporate in their bylaws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to stockholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts such as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (viii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.

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

The new Mexican Securities Market Law ratifies that public companies may insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s stockholders or third parties, may be prevented, if such provisions (i) are approved by stockholders without the negative vote of stockholders representing 5% or more of the outstanding shares, (ii) do not exclude any stockholder or group of stockholders, and (iii) do not restrict, in an absolute manner, the change of control.

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

Preferential Rights of D Shares

Holders of D Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00034412306528 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:

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

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Law Regulations. The Economics Ministry and the Comisión Nacional de Inversiones Extranjeras, or the Foreign Investment Commission, are responsible for the administration of the Foreign Investment Law and the Foreign Investment Law Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock (a “foreign exclusion clause”). However, the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own specified interests in the capital of certain Mexican enterprises. In particular, the Foreign Investment Law provides that certain investments, which comply with certain conditions, are considered “neutral investments” and are not included in the calculation of the foreign investment percentage for the relevant Mexican entity.

Through our bylaws and the trust governing the CPOs, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Law Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Law Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a stockholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a “neutral investment” and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.

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

In May 2007, we issued Ps.4,500.0 million aggregate principal amount of 8.49% Senior Notes due 2037. In May 2008, we issued U.S.$500.0 million aggregate principal amount of 6.0% Senior Notes due 2018. In November 2009, we issued U.S.$600.0 million aggregate principal amount of 6.625% Senior Notes due 2040. In October 2010, we issued Ps.10,000.0 million aggregate principal amount of 7.38% Senior Notes due 2020. In March 2011, we entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600.0 million. For a description of the material terms of the amended indentures related to our 8.5% Senior Notes due 2032, our 6 5/8% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% Senior Notes due 2020, our facilities with a Mexican bank and our Ps.8,600.0 million long-term credit agreements with four Mexican banks, with annual interest rate between 8.09% and 9.4% and principal maturities between 2016 and 2021. In May 2013, we issued Ps.6,500.0 million aggregate principal amount of 7.25% Senior Notes due 2043. See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

On March 18, 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Comisión Federal de Electricidad, or CFE. On June 9, 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted on July 5, 2010, to operate a public telecommunications network using DWDM technology. The consortium, through GTAC, in which each of Telefónica, Editora Factum and Megacable has an equal equity participation, paid Ps.883.8 million as consideration for the concession plus additional payments in an aggregate amount of Ps.79.4 million for nine additional network segments, in accordance with the terms of the public bid. GTAC established the first link for operations on June 30, 2011, in accordance with the terms and conditions of its concession. By April 2012, GTAC brought to full operation 128 links and 141 nodes nationwide. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each). By the end of 2012, 475 long distance high capacity services are active and two GTAC routes were completed (500 kilometers). By the end of 2013, GTAC had in operation 152 links and 148 nationwide nodes, and 615 services for customers were activated. In addition, four GTAC routes were completed (1,003 kilometers) and three third-party dark fiber IRU agreements were signed (692 kilometers). In order to achieve this, GTAC executed with its technological partner, Huawei Technologies Mexico, S.A. de C.V., a supply agreement for U.S.$15.6 million. The total investment made by GTAC in 2011, 2012 and 2013 was Ps.340 million, Ps.362 million and Ps.242 million, respectively, and for 2014, at least Ps.234 million has been authorized for investment. This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

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

CVQ converted the GSF convertible debentures in June 2012 and as a result, CVQ owns 50% of the outstanding shares of stock of GSF and, indirectly, 50% of the outstanding shares of Iusacell. We do not consolidate the results of GSF and we share governance rights with the other owner of GSF. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Results of Operations of Broadcasting Media Partners, Inc. and GSF Telecom Holdings, S.A.P.I. de C.V., May Affect Our Results of Operations and the Value of Our Investments in Those Companies”.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against Televisa for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. Televisa filed a claim before the Federal Tax Court contending such tax assessment. In April 2013, Televisa’s complaint was ultimately resolved by the withdrawal of such claim by Televisa and a payment in the amount of Ps.343,254 to the SAT.

There are several other legal actions and claims pending against us which are filed in the ordinary course of business. In our opinion, none of these actions and claims is expected to have a material adverse effect on our financial statements as a whole; however, we are unable to predict the outcome of any of these legal actions and claims.

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

Dividends. The U.S. Dollar value of any distribution paid by us, including the amount of any Mexican taxes withheld from such distribution, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. Distributions that are treated as dividends received from us by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a preferential rate of 20% (or lower) if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” in future taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any future taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate. In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder. See “— Medicare Tax” below.

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

Capital Gains. Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the CPOs, GDSs or Underlying Shares. Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is subject to U.S. federal income tax at preferential rates. In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder on a sale or exchange of CPOs, GDSs or Underlying Shares. See “— Medicare Tax” below. The deductibility of capital losses is subject to significant limitations.

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

Certain Reporting Requirements. U.S. Holders that are individuals (and to the extent specified in applicable U.S. Treasury regulations, certain U.S. Holders that are entities and certain individuals that are not U.S. Holders) and hold “specified foreign financial assets” (as defined in section 6038D of the Code) are required to file a report on IRS Form 8938 with information relating to such assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable U.S. Treasury regulations). Specified foreign financial assets would include, among other assets, GDSs, CPOs and Underlying Shares that are not held through an account maintained with a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. Beneficial owners of GDSs, CPOs or Underlying Shares should consult their own tax advisors regarding their reporting obligations with respect to “specified foreign financial assets”.

Federal Mexican Taxation

General. The following is a general summary of the main tax consequences under the Mexican Income Tax Law, Federal Tax Code and rules as currently in effect (the “Mexican Tax Legislation”), all of which are subject to change or interpretation, and under the U.S.-Mexico Tax Treaty, of the purchase, ownership and disposition of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares by a person that is not a resident of Mexico for tax purposes, as defined below.

U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the U.S.-Mexico Tax Treaty. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

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

Dividends. Beginning in 2014, dividends, either in cash or in any other form, coming from our “previously taxed net earnings account”, or “cuenta de utilidad fiscal neta”, generated up to 2013 and paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs, will not be subject to Mexican withholding tax. On the other hand, the dividends coming from our previously taxed net earnings account generated during or after 2014 will be subject to a 10% Mexican withholding tax. We must first utilize the previously taxed net earnings account generated up to 2013 and when this account no longer has a balance, we must utilize the previously taxed net earnings account generated during or after 2014. The latter dividends will be subject to the 10% Mexican withholding tax.

However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt from or subject to a lower withholding tax rate on dividends paid with respect to the shares underlying the CPOs, including those CPOs represented by GDSs. The U.S. Holder may be subject to a lower withholding tax rate (5%) under the U.S.-Mexico Tax Treaty if the U.S. Holder is a company that owns directly at least 10% of our voting outstanding shares.

On the other hand, the U.S. Holder may be exempt from withholding tax under the U.S.-Mexico Tax Treaty if the U.S. Holder is either (a) a company that has owned shares representing 80 percent or more of our voting outstanding shares for a 12-month period ending on the date the dividend is declared and that (1) prior to October 1, 1998 owned, directly or indirectly, shares representing 80 percent or more of our voting outstanding shares; or (2) is entitled to the benefits of the U.S.-Mexico Tax Treaty under clauses (i) or (ii) of subparagraph d) of paragraph 1 of Article 17 (Limitation on Benefits); or (3) is entitled to the benefits of the U.S.-Mexico Tax Treaty with respect to the dividends under subparagraph g) of paragraph 1 of Article 17; or (4) has received a determination from the relevant competent authority pursuant to paragraph 2 of Article 17; or (b) a trust, company, or other organization constituted and operated exclusively to administer or provide benefits under one or more plans established to provide pension, retirement or other employee benefits and its income is generally exempt from tax in the United States, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such trust, company or organization.

Dividends paid to other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from or subject to a lower withholding tax rate in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2014, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

Sales or Other Dispositions. Deposits and withdrawals of CPOs for GDSs and of underlying A Shares, B Shares, D Shares and L Shares for CPOs will not give rise to Mexican tax or transfer duties.

Beginning on January 1, 2014, the gains on the sale or other disposition of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares will be subject to a 10% Mexican withholding tax if the sale is carried out through the Mexican Stock Exchange. This withholding tax will not apply if the Holder is a tax resident of a country that has in effect a Tax Treaty with Mexico, as is the case with the United States; in order to obtain this benefit the Holder must deliver to the withholding agent a letter stating, under oath, (i) that the Holder is resident for purposes of the specific Tax Treaty and (ii) the Holder’s tax identification number.

Sales or other dispositions of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares made in other circumstances also would be subject to Mexican income tax. However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange. The U.S. Holder will be exempt under the U.S.-Mexico Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.

Other Mexican Taxes. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares. However, a gratuitous transfer of CPOs, GDSs or underlying A Shares, B Shares, D Shares and L Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of GDSs, CPOs, or underlying A Shares, B Shares, D Shares and L Shares.

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

Market Risk Disclosures

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates. The following information includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on an IFRS basis in constant Pesos in purchasing power as of December 31, 2013.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2011, 2012 and 2013, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

In August 2009, we entered into cross-currency interest rate swap “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025 and 2032 from the second semester of 2009 to the first semester of 2011. Also, in December 2009 and January 2010, in connection with the Senior Notes due 2040 we entered into “coupon swaps” agreements on a notional amount of U.S.$600.0 million with an expiration date of July 2011. In January and February 2011, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025, 2032 and 2040 from the second semester of 2011 to the first semester of 2012. In February 2012, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2025, 2032 and 2040 for the second semester of 2012. In September 2012, we entered into a “coupon swap” agreement to hedge in its entirety the interest payment for the Senior Notes due 2040 for the first semester of 2013. Finally, in December 2013, we entered into a “coupon swap” agreement to hedge, in its entirety, the interest payment for the Senior Notes due 2032 for the first semester of 2014. As of March 31, 2014, there are no outstanding “coupon swaps” agreements. The net fair value of the cross-currency interest rate swap agreements including the option contracts was a (liability) asset of U.S.$0.2 million as of December 31, 2013 and U.S.$0.1 million as of December 31, 2012. The increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Peso exchange rate would be approximately U.S.$1.4 million as of December 31, 2013 and U.S.$2.2 million as of December 31, 2012.

Between December 2011 and December 2012, we entered into foreign exchange option agreements to buy U.S.$472.5 million to hedge against a Peso depreciation of 30% with various expiration dates until the end of 2015. The fair value of these option contracts was a (liability) asset of U.S.$0.3 million as of March 31, 2014, U.S.$0.5 million as of December 31, 2013 and U.S.$1.0 million as of December 31, 2012. We are “long” these option contracts, so our maximum potential loss in fair value for these instruments from a hypothetical adverse change in quoted Peso exchange rate at any time is the premium paid of U.S.$3.5 million.

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

As of March 31, 2014, the net fair value of the interest rate swap was a (liability) asset of Ps.(200.1) million, Ps.(203.6) million as of December 31, 2013 and Ps.(219.5) million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.40.2 million as of March 31, 2014, Ps.43.1 million as of December 31, 2013 and Ps.53.8 million as of December 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

The net fair value of the interest rate swap was a (liability) asset of Ps.(111.8) million as of March 31, 2014, Ps.(119.8) million as of December 31, 2013 and Ps.(132.1) million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.15.0 million as of March 31, 2014, Ps.16.6 million as of December 31, 2013 and Ps.23.0 million as of December 31,2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

In connection with TVI’s variable rate bank loan with Banorte due 2016, in January and April 2012 TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(11.9) million as of March 31, 2014, Ps.(13.4) million as of December 31, 2013 and Ps.1.4 million as of December 31, 2012. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.7.6 million as of March 31, 2014, Ps.8.9 million as of December 31, 2013 and Ps.14.4 million as of December 31, 2012. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

In connection with TVI’s variable rate bank loan with HSBC due 2019, in August, September and October 2013 TVI entered into interest rate swap agreements on a notional amount of Ps.120.0 million, Ps.230.0 million and Ps.150.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of six years at an interest rate of 6.9189%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(0.6) million as of March 31, 2014 and Ps.1.5 million as of December 31, 2013. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.8.0 million as of March 31, 2014 and Ps.8.5 million as of December 31, 2013. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2013 and 2012. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

	Fair Value at December 31,
	2013		2013		2012
	(Millions of U.S. Dollars or millions of Pesos)(1)
Assets:
Temporary investments (2)	U.S.$	284.7	Ps.	3,723.0	Ps.	5,317.3
1.5% Convertible debentures due 2025 issued by BMP (3)		587.0		7,675.0		6,990.4
Embedded derivative BMP (4)		1,129.0		14,761.7		9,611.9
Convertible debt instruments issued by Ares (5)		493.0		6,446.0		—
Embedded derivative Ares (20)		59.0		771.0		—
Long-term debt instruments issued by Ares (6)		192.9		2,522.0		—
Long-term loan and interest receivable from GTAC (7)		56.5		739.4		674.4
Held-to-maturity investments (8)		48.3		632.0		390.0
Available-for-sale investments (9)		307.1		4,015.1		2,986.9
Shares of common stock of Imagina (18)		89.4		1,169.0		867.6
Derivative financial instruments (19)		0.6		8.4		15.0
Liabilities:
U.S. Dollar-denominated debt:
Senior Notes due 2018 (10)		558.8		7,305.7		7,565.4
Senior Notes due 2025 (11)		673.1		8,800.6		10,041.6
Senior Notes due 2032 (12)		374.0		4,890.5		5,582.7
Senior Notes due 2040 (13)		641.4		8,386.5		9,981.1
Peso-denominated debt:
Notes due 2020 (15)		794.8		10,391.7		10,636.9
Senior Notes due 2037 (14)		334.8		4,377.4		5,191.1
Senior Notes due 2043 (16)		407.4		5,326.9		—
Short-term and long-term notes payable to Mexican banks (17)		1,102.4		14,414.0		14,535.2
Derivative financial instruments (19)		25.6		335.3		352.8

(1)	Peso amounts have been converted to U.S. Dollars solely for the convenience of the reader at a nominal exchange rate of Ps.13.0750 per U.S. Dollar, the Interbank Rate as of December 31, 2013. Beginning on January 1, 2008, we discontinued recognizing the effects of inflation in our financial information in accordance with Mexican FRS.
(2)	At December 31, 2013, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Peso and U.S. Dollar-denominated in 2013 and 2012). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.
(3)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.767.5 million (U.S.$58.7 million) at December 31, 2013.
(4)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.1,476.2 million (U.S.$112.9 million) at December 31, 2013.
(5)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.644.6 million (U.S.$49.3 million) at December 31, 2013.
(6)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.252.2 million (U.S.$19.3 million) at December 31, 2013.
(7)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.30.7 million (U.S.$2.3 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.104.6 million (U.S.$8.0 million) at December 31, 2013.
(8)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.63.2 million (U.S.$4.8 million) at December 31, 2013.

(9)	At December 31, 2013, these investments are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.401.5 million (U.S.$30.7 million) at December 31, 2013.
(10)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.768.2 million (U.S. $58.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,498.7 million (U.S.$114.6 million) at December 31, 2013.
(11)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.955.6 million (U.S. $73.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,835.7 million (U.S.$140.4 million) at December 31, 2013.
(12)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.968.0 million (U.S. $74.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,457.0 million (U.S.$111.4 million) at December 31, 2013.
(13)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.541.5 million (U.S. $41.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,380.1 million (U.S.$105.6 million) at December 31, 2013.
(14)	At December 31, 2013, carrying value exceeded the fair value of these notes by Ps.122.6 million (U.S. $9.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.315.2 million (U.S.$24.1 million) at December 31, 2013.
(15)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.391.7 million (U.S. $30.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,430.9 million (U.S.$109.4 million) at December 31, 2013.
(16)	At December 31, 2013, carrying value exceeded the fair value of these notes by Ps.1.173.1 million (U.S.$89.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would exceed the fair value by approximately Ps.640.4 million (U.S.$49.0 million) at December 31, 2013.
(17)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.699.6 million (U.S. $53.5 million). At December 31, 2013, a hypothetical 10% increase in Mexican interest rates of these notes, the fair value would exceed the carrying value by approximately Ps.2,141.0 million (U.S.$163.7 million) at December 31, 2013.
(18)	At December 31, 2013, these shares are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.116.9 million (U.S.$8.9 million) at December 31, 2013.
(19)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.
(20)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes the fair value would exceed the carrying value by approximately Ps.77.1 million (U.S.$5.9 million) at December 31, 2013.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2013		2012
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments and convertible debentures(1)	U.S.$	2,231.3	U.S.$	2,285.5
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		(2,932.6)		(2,745.3)

Net liability position	U.S.$	(701.3)	U.S.$	(459.8)

(1)	In 2013 and 2012, include U.S. Dollar equivalent amounts of U.S.$35.2 million and U.S.$108.4 million and, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2013 and 2012, include U.S. Dollar equivalent amounts of U.S.$14.1 million and U.S.$10.5 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2013, a hypothetical 10% appreciation / depreciation in the U.S. Dollar to Peso exchange rate would result in a gain / loss in earnings of Ps.916.9 million. At December 31, 2012, a hypothetical 10% appreciation / depreciation in the U.S. Dollar to Peso exchange rate would result in a gain / loss in earnings of Ps.590.8 million.

In December 2012 and 2011, we entered into foreign exchange option agreements to buy U.S.$135.0 million and U.S.$337.5 million, respectively, to hedge against a Peso depreciation of 30% with various maturity dates until the end of 2015 and 2014, respectively. The fair value of these option contracts was an asset of Ps.6.1 million and Ps.12.4 million as of December 31, 2013 and 2012, respectively.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2013, we received a reimbursement of U.S.$1.5 million.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2013, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2013 and 2012.

The chart below sets forth the total amount billed by our independent registered public accounting firm for services performed in the years 2013 and 2012, and breaks down these amounts by category of service:

	2013		2012
	(in millions of Pesos)
Audit Fees	Ps.	89.1	Ps.	88.3
Audit-Related Fees		6.6		3.0
Tax Fees		4.4		15.9
Other Fees		—		0.9

Total	Ps.	100.1	Ps.	108.1

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

During 2012 and 2013, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of
Regulation S-X.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	—	Ps.	—	—	Ps.	20,000,000,000
February 1 to February 28	—		—	—		20,000,000,000
March 1 to March 31	—		—	—		20,000,000,000
April 1 to April 30	—		—	—		20,000,000,000
May 1 to May 31	—		—	—		20,000,000,000
June 1 to June 30	—		—	—		20,000,000,000
July 1 to July 31	—		—	—		20,000,000,000
August 1 to August 31	—		—	—		20,000,000,000
September 1 to September 30	—		—	—		20,000,000,000
October 1 to October 31	—		—	—		20,000,000,000
November 1 to November 30	—		—	—		20,000,000,000
December 1 to December 31	—		—	—		20,000,000,000

Total	—

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 2, 2013.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	Ps.	—	—
February 1 to February 28	764,230		68.1494	—
March 1 to March 31	5,563,037		66.4736	—
April 1 to April 30	200,000		66.8111	—
May 1 to May 31	1,587,335		64.2589	—
June 1 to June 30	4,050,000		61.2724	—
July 1 to July 31	—		—	—
August 1 to August 31	—		—	—
September 1 to September 30	—		—	—
October 1 to October 31	—		—	—
November 1 to November 30	150,000		75.4996	—
December 1 to December 31	850,000		74.7904	—

Total	13,164,602	Ps.	65.3487

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.
(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 through F-70, which are incorporated in this Item 18 by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number		Description of Exhibits

1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).

2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).

2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).

2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

2.10	—	Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

2.12	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.13	—	Thirteenth Supplemental Indenture relating to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of August 21, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.14	—	Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.15	—	Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).

2.16	—	Sixteenth Supplemental Indenture relating to the 7.25% Peso Denominated Senior Notes due 2043 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, the Bank of New York Mellon, London Branch, as London Paying Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 14, 2013 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 14, 2013 and incorporated herein by reference).

4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).

4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).

4.3	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.4	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

4.5	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.6	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April 2006 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.7	—	Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.8	—	Full-Time Transponder Service Agreement, dated as of November , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

4.9*	—	Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.10	—	Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.11	—	$1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.12	—	Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.13	—	Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.14*	—	Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.15	—	Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.16*	—	Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors (previously filed with the Securities and Exchange Commission as Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.17*	—	Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.18	—	Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.19*	—	Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.20	—	Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.21*	—	Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.22	—	English summary of Shareholders’ and Share Purchase Agreement, dated as of December 16, 2010 (and amended on April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., Mexico Media Investments, S.L., Sociedad Unipersonal, GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. and Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.23	—	English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.24	—	English Summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.25	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.26	—	English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.27	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.28	—	English summary of Ps.2,500 million credit agreement, dated as of March 30, 2011, between the Registrant and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.29	—	English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (previously filed with the Securities and Exchange Commission as Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.30	—	English summary of Ps.2,000 million credit agreement, dated as of March 30, 2011, between the Registrant and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (previously filed with the Securities and Exchange Commission as Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.31	—	English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures.

4.32	—	English summary of call and put option agreement, dated July 31, 2013, by and among Tenedora Ares, S.A.P.I. de C.V., Thomas Stanley Heather Rodríguez, Vamole Inversiones 2013, S.L. Sociedad Unipersonal and Arretis, S.A.P.I. de C.V.

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.

23.1	—	Consent of PricewaterhouseCoopers, S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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

Date: April 29, 2014

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B (the “Company”), and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, S.C.

/s/ C.P.C. Jorge López de Cárdenas Melgar

Audit Partner

México, D.F.

April 29, 2014

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	2013		2012
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	16,692,033	Ps.	19,063,325
Temporary investments	6		3,722,976		5,317,296
Trade notes and accounts receivable, net	7		20,734,137		18,982,277
Other accounts and notes receivable, net			2,405,871		2,475,533
Derivative financial instruments	14		3,447		2,373
Due from affiliated companies	19		1,353,641		1,436,892
Transmission rights and programming	8		4,970,603		4,462,348
Inventories, net			1,718,366		1,508,581
Other current assets			1,606,671		1,389,129

Total current assets			53,207,745		54,637,754

Non-current assets:
Accounts receivable			—		334,775
Derivative financial instruments	14		4,941		12,627
Transmission rights and programming	8		9,064,845		6,435,609
Investments in financial instruments	9		38,016,402		20,867,624
Investments in joint ventures and associates	10		18,250,764		22,111,315
Property, plant and equipment, net	11		53,476,475		48,267,322
Intangible assets, net	12		11,382,311		11,126,791
Deferred income taxes	23		10,608,778		1,100,731
Other assets			96,659		102,603

Total non-current assets			140,901,175		110,359,397

Total assets		Ps.	194,108,920	Ps.	164,997,151

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	2013		2012
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	13	Ps.	312,715	Ps.	375,000
Current portion of finance lease obligations	13		424,698		439,257
Trade payables			10,719,484		8,594,138
Customer deposits and advances			21,962,847		21,215,862
Income taxes payable			642,385		512,593
Other taxes payable			1,050,030		843,225
Interest payable			796,229		741,819
Employee benefits			857,903		783,459
Due to affiliated companies			183,285		27,463
Derivative financial instruments	14		—		1,176
Other accrued liabilities			3,333,491		2,642,619

Total current liabilities			40,283,067		36,176,611

Non-current liabilities:
Long-term debt, net of current portion	13		59,743,100		52,616,419
Finance lease obligations, net of current portion	13		4,494,549		4,531,893
Derivative financial instruments	14		335,336		351,586
Customer deposits and advances			474,011		769,301
Income taxes payable	23		6,800,806		372,071
Other long-term liabilities			3,318,808		1,605,815
Post-employment benefits	15		79,810		38,852

Total non-current liabilities			75,246,420		60,285,937

Total liabilities			115,529,487		96,462,548

EQUITY
Capital stock	16		4,978,126		4,978,126
Additional paid-in-capital			15,889,819		15,889,819
Retained earnings	17		56,897,886		51,073,399
Accumulated other comprehensive income, net	17		3,394,051		1,805,884
Shares repurchased	16		(12,848,448)		(13,103,223)

Equity attributable to stockholders of the Company			68,311,434		60,644,005
Non-controlling interests	18		10,267,999		7,890,598

Total equity			78,579,433		68,534,603

Total liabilities and equity		Ps.	194,108,920	Ps.	164,997,151

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos, except per CPO amounts) (Notes 1, 2 and 3)

	Notes	2013		2012		2011
Net sales	25	Ps.	73,790,711	Ps.	69,290,409	Ps.	62,581,541
Cost of sales	20		39,602,423		36,795,944		33,486,015
Selling expenses	20		7,280,649		6,251,773		5,500,628
Administrative expenses	20		8,086,154		7,452,707		6,727,561

Income before other expense	25		18,821,485		18,789,985		16,867,337
Other expense, net	21		(83,150)		(650,432)		(593,661)

Operating income			18,738,335		18,139,553		16,273,676

Finance expense	22		(5,086,972)		(4,522,185)		(5,787,493)
Finance income	22		5,971,689		1,171,693		1,146,517

Finance income (expense), net			884,717		(3,350,492)		(4,640,976)

Share of loss of joint ventures and associates, net	10		(5,659,963)		(666,602)		(449,318)

Income before income taxes			13,963,089		14,122,459		11,183,382
Income taxes	23		3,728,962		4,053,291		3,226,067

Net income		Ps.	10,234,127	Ps.	10,069,168	Ps.	7,957,315

Net income attributable to:
Stockholders of the Company		Ps.	7,748,279	Ps.	8,760,637	Ps.	6,665,936
Non-controlling interests	18		2,485,848		1,308,531		1,291,379

Net income		Ps.	10,234,127	Ps.	10,069,168	Ps.	7,957,315

Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	2.71	Ps.	3.08	Ps.	2.37

Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	2.50	Ps.	2.83	Ps.	2.24

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Notes	2013		2012		2011
Net income		Ps.	10,234,127	Ps.	10,069,168	Ps.	7,957,315

Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15		133,863		(75,065)		2,218
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			64,591		(287,343)		241,725
Equity instruments	9		254,662		212,948		—
Cash flow hedges			17,025		(141,098)		150,016
1.5% Convertible debentures due 2025 issued by BMP	9		592,810		1,202,489		545,136
Convertible debentures issued by GSF:
(Loss) gain from changes in fair value	9		—		(1,628,675)		695,675
Reclassification to other finance expense	9		—		933,000		—
Convertible debt instruments issued by Ares	9		100,333		—		—
Long-term debt instrument issued by Ares	9		(54,184)		—		—
Available-for-sale investments	9		987,671		377,863		(402,187)
Share of other comprehensive income (loss) of joint ventures and associates	10		105,259		50,606		(37,314)

Other comprehensive income before income taxes			2,202,030		644,725		1,195,269
Income taxes	23		(602,684)		(183,474)		(344,169)

Other comprehensive income			1,599,346		461,251		851,100

Total comprehensive income		Ps.	11,833,473	Ps.	10,530,419	Ps.	8,808,415

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	9,336,446	Ps.	9,243,319	Ps.	7,442,603
Non-controlling interests	18		2,497,027		1,287,100		1,365,812

Total comprehensive income		Ps.	11,833,473	Ps.	10,530,419	Ps.	8,808,415

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	Capital Stock Issued (Note 16)		Additional Paid-in Capital		Retained Earnings (Note 17)		Accumulated Other Comprehensive Income (Note 17)		Shares Repurchased (Note 16)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 18)		Total Equity
Balance at January 1, 2011	Ps.	4,883,782	Ps.	3,844,524	Ps.	41,493,638	Ps.	546,535	Ps.	(6,156,625)	Ps.	44,611,854	Ps.	8,628,731	Ps.	53,240,585
Dividends		—		—		(1,023,012)		—		—		(1,023,012)		(2,202,243)		(3,225,255)
Shares issued		120,787		10,379,213		—		—		—		10,500,000		(39,454)		10,460,546
Shares repurchased		—		—		—		—		(11,442,740)		(11,442,740)		—		(11,442,740)
Sale of shares		—		—		(697,467)		—		1,627,655		930,188		—		930,188
Acquisition of a non-controlling interest in Cablemás (Note 3)		36,239		1,666,082		(1,595,796)		—		—		106,525		(470,076)		(363,551)
Stock-based compensation		—		—		649,325		—		—		649,325		—		649,325
Other adjustments to non-controlling interests		—		—		—		—		—		—		31,862		31,862
Comprehensive income		—		—		6,665,936		776,667		—		7,442,603		1,365,812		8,808,415

Balance at December 31, 2011		5,040,808		15,889,819		45,492,624		1,323,202		(15,971,710)		51,774,743		7,314,632		59,089,375
Dividends		—		—		(1,002,692)		—		—		(1,002,692)		(672,988)		(1,675,680)
Share cancellation		(62,682)		—		(1,929,032)		—		1,991,714		—		—		—
Shares repurchased		—		—		—		—		(533,038)		(533,038)		—		(533,038)
Sale of shares		—		—		(876,775)		—		1,409,811		533,036		—		533,036
Stock-based compensation		—		—		628,637		—		—		628,637		—		628,637
Other adjustments to non-controlling interests		—		—		—		—		—		—		(38,146)		(38,146)
Comprehensive income		—		—		8,760,637		482,682		—		9,243,319		1,287,100		10,530,419

Balance at December 31, 2012		4,978,126		15,889,819		51,073,399		1,805,884		(13,103,223)		60,644,005		7,890,598		68,534,603
Dividends		—		—		(2,168,384)		—		—		(2,168,384)		(118,238)		(2,286,622)
Adjustment for adoption of IAS 19, as amended (Note 1 (t))		—		—		(101,814)		—		—		(101,814)		(1,088)		(102,902)
Shares repurchased		—		—		—		—		(1,057,083)		(1,057,083)		—		(1,057,083)
Sale of shares		—		—		(254,775)		—		1,311,858		1,057,083		—		1,057,083
Stock-based compensation		—		—		601,181		—		—		601,181		—		601,181
Other adjustments to non-controlling interests		—		—		—		—		—		—		(300)		(300)
Comprehensive income		—		—		7,748,279		1,588,167		—		9,336,446		2,497,027		11,833,473

Balance at December 31, 2013	Ps.	4,978,126	Ps.	15,889,819	Ps.	56,897,886	Ps.	3,394,051	Ps.	(12,848,448)	Ps.	68,311,434	Ps.	10,267,999	Ps.	78,579,433

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos) (Notes 1, 2 and 3)

	2013		2012		2011
Operating Activities:
Income before income taxes	Ps.	13,963,089	Ps.	14,122,459	Ps.	11,183,382
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of loss of joint ventures and associates		5,659,963		666,602		449,318
Depreciation and amortization		9,846,366		8,474,240		7,361,552
Write-off and other amortization of assets		185,080		221,204		275,794
Impairment of long-lived assets		59,648		—		—
Disposition of property, plant and equipment		236,667		270,556		61,633
Provision for doubtful accounts and write-off of receivables		873,097		814,153		689,057
Post-employment benefits		143,133		183,523		93,561
Interest income		(192,712)		(106,529)		(226,769)
Stock-based compensation		601,181		628,637		649,325
Derivative financial instruments		(4,841,734)		152,909		899,410
Gain on disposition of investments		—		(24,856)		—
Interest expense		4,803,151		4,369,276		4,174,455
Unrealized foreign exchange loss (gain), net		128,619		(540,302)		952,440

		31,465,548		29,231,872		26,563,158

Increase in trade notes and accounts receivable, net		(2,604,151)		(594,478)		(2,097,433)
Increase in transmission rights and programming		(3,133,650)		(599,758)		(1,355,910)
Decrease (increase) in due from affiliated companies, net		154,301		(1,057,783)		(134,595)
Increase in inventories		(238,760)		(27,207)		(113,275)
(Increase) decrease in other accounts and notes receivable and other current assets		(2,290,656)		(761,179)		1,367,361
Increase (decrease) in trade payable		2,159,414		711,155		(21,162)
Increase in customer deposits and advances		448,725		608,647		2,269,052
Increase (decrease) in other liabilities, taxes payable and deferred taxes		2,639,723		(834,293)		112,785
Increase in post-employment benefits		404		414,230		36,235
Income taxes paid		(4,794,693)		(4,535,143)		(3,622,589)

		(7,659,343)		(6,675,809)		(3,559,531)

Net cash provided by operating activities		23,806,205		22,556,063		23,003,627

Investing activities:
Temporary investments, net		1,604,322		170,396		5,238,418
Due from affiliated companies, net		9,882		(18,140)		(64,800)
Held-to-maturity and available-for-sale investments		(517,199)		(274,958)		(313,853)
Disposition of held-to-maturity and available-for-sale investments		263,737		308,643		580,793
Investments in financial instruments		(9,492,744)		—		—
Investment in convertible debentures		—		—		(19,229,056)
Equity method and other investments		(1,588,925)		(452,023)		(1,907,471)
Disposition of equity method and other investments		—		12,830		66,310
Investments in property, plant and equipment		(14,870,672)		(11,428,422)		(9,668,501)
Disposition of property, plant and equipment		169,218		336,278		529,970
Investments in intangible assets		(824,072)		(822,027)		(464,156)

Net cash used in investing activities		(25,246,453)		(12,167,423)		(25,232,346)

Financing activities:
Long-term Mexican banks	493,383	239,400	9,700,000
Issuance of Senior Notes due 2043	6,437,204	—	—
Repayment of Senior Notes due 2011	—	—	(898,776)
Prepayment of bank loan facility (Empresas Cablevisión)	—	—	(2,700,135)
Repayment of Mexican peso debt	(375,000)	(1,020,000)	(410,000)
Capital lease payments	(376,159)	(645,184)	(332,673)
Interest paid	(4,681,676)	(4,355,869)	(4,067,162)
Repurchase of capital stock	(1,057,083)	(533,036)	(942,740)
Sale of capital stock	1,057,083	533,036	930,188
Dividends paid	(2,168,384)	(1,002,692)	(1,023,012)
Non-controlling interests	(112,651)	(672,988)	(2,649,274)
Derivative financial instruments	(140,534)	(90,466)	(149,518)

Net cash used in financing activities	(923,817)	(7,547,799)	(2,543,102)

Effect of exchange rate changes on cash and cash equivalents	(7,227)	(53,440)	105,214

Net (decrease) increase in cash and cash equivalents	(2,371,292)	2,787,401	(4,666,607)
Cash and cash equivalents at beginning of year	19,063,325	16,275,924	20,942,531

Cash and cash equivalents at end of year	Ps. 16,692,033	Ps. 19,063,325	Ps. 16,275,924

Non-cash transactions:

The principal non-cash transactions in 2013 included an impairment adjustment to the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s investment in Convertible Debentures of BMP (see Note 9); and the acquisition of assets under lease agreements recognized as finance leases (see Notes 13 and 19). The principal non-cash transactions in 2012 and 2011 included the acquisition in 2012 of property and equipment and intangible assets under lease agreements recognized as finance leases (see Notes 11, 13 and 19); and the issuance of shares of the Company in 2011 as consideration for the acquisition of a non-controlling interest in Cablemás (see Notes 3 and 16).

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Mexican Pesos, except per CPO, per share, par value and exchange rate amounts)

1. Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 México, D. F., México.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City and distributes its audiovisual content through different platforms in Mexico, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the United States through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. The Group is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America, and in four telecommunications businesses: Cablevisión, Cablemás, TVI, and Bestel, which offer pay-TV, video, voice and broadband services. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In addition, the Group has a 50% equity stake in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), Mexico’s third mobile telecom provider based on its subscribers. In the United States, the Group has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission in the United States, would represent approximately 38% on a fully-diluted, as-coverted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

2. Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a) Basis of Presentation

As required by regulations issued by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) for listed companies in Mexico, beginning on January 1, 2012, the Group discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano de Normas de Información Financiera” or “CINIF”) and began using International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes. IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements of the Group as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, are presented in accordance with IFRSs as issued by the IASB. Through December 31, 2011 the consolidated financial statements of the Group were reported in accordance with Mexican FRS.

The consolidated financial statements have been prepared on a historical cost basis, except by the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, and equity financial instruments as described below.

The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 8, 2014, by the Group’s Chief Financial Officer.

(b) Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when this is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis.

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

At December 31, 2013, 2012 and 2011, the main subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G-Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (4)	100%	Content
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Publishing
Innova, S. de R.L. de C.V. and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (6)	51%	Telecommunications
The subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (7)	100%	Telecommunications
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (8)	50%	Telecommunications
Cablestar, S.A. de C.V. and subsidiaries (9)	66.1%	Telecommunications
Corporativo Vasco de Quiroga, S.A. de C.V. (10)	100%	Telecommunications
Consorcio Nekeas, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries (11)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the parent company of the consolidated entity.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)	Televisa, S.A. de C.V. and G-Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.
(4)	Multimedia Telecom, S.A. de C.V. is a indirect subsidiary of Grupo Telesistema, S.A. de C.V. through which it owns 8% of the capital stock of BMP and maintains an investment in Convertible Debentures issued by BMP.
(5)	Innova, S. de R.L. de C.V. is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S.de R.L. de C.V. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Sky’s equity and designates a majority of the members of Sky’s Board of Directors, the non-controlling interest has certain governance and veto rights in Sky, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about the relevant activities.
(6)	Empresas Cablevisión, S.A.B. de C.V. is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Editora Factum, S.A. de C.V.
(7)	Cablemás, S.A. de C.V., the former holding company of the subsidiaries engaged in the Cablemás business, which includes the operation of telecommunication networks covering 50 cities of Mexico, was merged into the Company on April 29, 2011. As a result of this merger, the Company became the direct holding company of the subsidiaries engaged in the Cablemás business (see Note 3).
(8)	TVI is an indirect subsidiary of the Company and a direct subsidiary of Cable TV Internacional, S.A. de C.V. The Company consolidates TVI because it appoints the majority of the members of the Board of Directors.
(9)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión, S.A.B. de C.V. and a direct majority-owned subsidiary of Milar, S.A. de C.V.
(10)	Corporativo Vasco de Quiroga, S.A. de C.V. is a direct subsidiary of the Company through which the Company owns 50% of the capital stock of GSF.
(11)	Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) is an indirect subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors.

The Group’s Content, Sky and Telecommunications segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require concessions (licenses) granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions (licenses) or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. The concessions and licenses held by the Group are not subject to pricing regulations. At December 31, 2013, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content	In 2021
Sky	Various from 2015 to 2027
Telecommunications	Various from 2014 to 2042
Other Businesses:
Radio	Various from 2015 to 2020
Gaming	In 2030

(c) Investments in Joint Ventures and Associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

As of December 31, 2013 and 2012, the Group had investments in joint ventures and associates, including a 50% joint interest in GSF and an 8% interest in BMP. GSF is the parent company of Iusacell, a provider of telecommunication services, primarily engaged in providing mobile services throughout Mexico; and BMP is the parent company of Univision, the premier Spanish-language media company in the United States (see Notes 3, 9 and 10).

The Group recognizes its share of losses of a joint venture or an associate up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If a joint venture or an associate for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

If the Group’s share of losses of a joint venture or an associate equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in a joint venture or an associate is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

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

Beginning in the third quarter of 2011, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of BMP, which amounted to U.S.$218.9 million (Ps.2,862,147) and U.S.$197.7 million (Ps.2,539,814) as of December 31, 2013 and 2012, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 3, 9 and 23).

(f) Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in the income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2013 and 2012, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.12% for U.S. dollar deposits and 4.12% for Mexican peso deposits in 2013, and approximately 0.23% for U.S. dollar deposits and 4.56% for Mexican peso deposits in 2012.

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

(i) Financial Assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, fair value through income and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

(k) Intangible Assets

Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, publishing trademarks and television network concessions, are not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated useful lives
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquire.

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

(q) Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRSs. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

•	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•	Revenues from telecommunications and data services are recognized in the period in which these services are provided. Telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.

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

(t) Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

In the first quarter of 2013, the Group adopted the provisions of IAS 19, Employee Benefits, as amended, which became effective on January 1, 2013. The amended IAS 19 eliminated the corridor approach for the recognition of remeasurement of post-employment benefit obligations, and requires the calculation of finance costs on a net funding basis. Also, the amended IAS 19 requires the recognition of past service cost as an expense at the earlier of the following dates: (i) when the plan amendment or curtailment occurs; and (ii) when the entity recognizes related restructuring costs or termination benefits. As a result of the adoption of the amended IAS 19, the Group adjusted a consolidated unamortized past service cost balance and consolidated retained earnings as of January 1, 2013 in the aggregate amount of Ps.102,902 (see Note 15).

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring is within the scope of IAS 37 and involves the payment of termination benefits.

(u) Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liability is provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax asset is provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

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

(v) Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2013 and 2012, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w) Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x) Stock-based Compensation

The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to officers and employees, and is recognized in consolidated stockholders’ equity with charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group accrued a stock-based compensation expense of Ps.601,181 and Ps.628,637 for the years ended December 31, 2013 and 2012, respectively.

(y) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Leasehold improvements are depreciated at the lesser of its useful life or contract term.

(z) New and Amended IFRS

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after January 1, 2013. The application of the following standards did not have significant impact on the Group’s consolidated financial statements in accordance with IFRS: IAS 19 Employee Benefits (as amended in 2011); IAS 28 Investments in Associates and Joint Ventures (as amended in 2011); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosures of Interests in Other Entities and IFRS 13 Fair Value Measurement.

New and amended standards not yet adopted

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2014. Management has evaluated the potential impact of these pronouncements and concluded that they are not expected to have a significant impact on the Group’s consolidated financial statements in accordance with IFRSs.

New or Amended Standard	Content	Effective for Annual Periods Beginning On or After
IAS 36 (amended in May 2013)	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
IAS 39 (amended in June 2013)	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial Instruments	January 1, 2018
IFRIC 21	Levies	January 1, 2014
Annual Improvements to IFRSs	2010-2012 Cycle	July 1, 2014
Annual Improvements to IFRSs	2011-2013 Cycle	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IAS 36 Impairment of Assets (as amended in May 2013) removed certain disclosures of the recoverable amount of cash generating units, which had been included in IAS 36 Impairment of Assets by the issue of IFRS 13 Fair Value Measurement.

IAS 39 Financial Instruments: Recognition and Measurement (as amended in June 2013) allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. In this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied.

IFRIC 21 Levies was issued in May 2013 as an interpretation of IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle were published in December 2013 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2010-2012 Cycle	Subject of Amendment
IFRS 2 Share-based Payment	Definition of vesting condition
IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination
IFRS 8 Operating Segments	Aggregation of operating segments. Reconciliation of the total of the reportable segments’ assets to the entity’s assets
IFRS 13 Fair Value Measurement	Short-term receivables and payables
IAS 16 Property, Plant and Equipment	Revaluation method – proportionate restatement of accumulated depreciation
IAS 24 Related Party Disclosures	Key management personnel
IAS 38 Intangible Assets	Revaluation method – proportionate restatement of accumulated amortization

Annual Improvements 2011-2013 Cycle	Subject of Amendment
IFRS 1 First-time Adoption of IFRSs	Meaning of “effective IFRSs”
IFRS 3 Business Combinations	Scope exceptions for joint ventures
IFRS 13 Fair Value Measurement	Scope of paragraph 52 (portfolio exception)
IAS 40 Investment property	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

IFRS 14 Regulatory Deferral Accounts (“IFRS 14”) enhances the comparability of financial reporting by entities that are engaged in rate-regulated activities. IFRS 14 was issued in January 2014 as an interim standard and does not provide any specific guidance for rate-regulated activities, which are subject to a comprehensive project being developed by the IASB. IFRS 14 is intended for first-time adopters of IFRSs, and an entity that already presents IFRS financial statements is not eligible to apply this standard.

3. Acquisitions, Investments and Dispositions

In July 2013, the Group made an investment in the amount of Ps.7,000,000 in convertible debt instruments which, subject to regulatory approvals, will allow the Group to acquire 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”), a telecommunications company that offers video, telephony, data and other telecom services in Mexico. In addition, Ares will have an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom at a value of approximately 9.3 times earnings before interest, taxes, depreciation and amortization (“EBITDA”) of Cablecom, as defined, of the 12-month period preceding the closing of such acquisition. In addition, as part of this transaction, the Group also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549,625) (see Notes 9, 14 and 19).

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

In April 2011, the Company, Iusacell and GSF reached an agreement under which the Group made an investment intended to hold a 50% equity stake in GSF, which consisted of (i) U.S.$37.5 million (Ps.442,001) in 1.093875% of the outstanding shares of common stock of GSF, which amount was paid in cash by the Group in April 2011; and (ii) U.S.$1,565 million (Ps.19,229,056) in unsecured debentures issued by GSF that were mandatorily convertible into shares of common stock of GSF, subject to regulatory approval and other customary closing conditions. The debentures issued by GSF were divided into two tranches, the Series 1 Debentures and the Series 2 Debentures. The Series 1 Debentures were the 364,996 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$365 million (Ps.4,302,146), issued against the payment in cash made by the Group in April 2011. The Series 2 Debentures were the 1,200,000 registered unsecured debentures of GSF, par value U.S.$1,000 each, representing in the aggregate U.S.$1,200 million (Ps.14,926,910), issued against payments in cash made by the Group in the period from April through October 2011, in the aggregate amount of U.S.$1,200 million (Ps.14,926,910). These debentures had a conversion date on or before December 2015, with an annual interest rate of 2%, which was receivable on a quarterly basis. In addition, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,230,000) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.45,396,400) at any time between 2011 and 2015. In June 2012, (i) the Mexican Antitrust Commission approved, subject to the acceptance of certain conditions, the conversion by the Group of the debentures issued by GSF into common stock of GSF; (ii) the Group accepted the conditions established by the Mexican Antitrust Commission and converted the debentures issued by GSF into common stock of GSF; and (iii) GSF became a jointly controlled entity of the Group with a 50% interest and the Group began to share equal governance rights with the other owner of GSF. As of June 30, 2012, the Group recognized at fair value its 50% interest in GSF in the amount of Ps.18,738,057, which included related intangible assets, and began to account for this joint venture by using the equity method. Before that date, this investment was accounted for as an equity financial instrument with changes in fair value recognized in other comprehensive income or loss. In connection with the conversion of debentures into common stock of GSF, the Group reclassified a cumulative net loss in fair value of Ps.933,000 recognized in other comprehensive income or loss through June 30, 2012, to other finance expense in the consolidated statement of income for the year ended December 31, 2012. During 2013, the Group made capital contributions in connection with its 50% interest in GSF in the aggregate amount of Ps.1,587,500 (see Notes 9, 10 and 22).

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

On December 20, 2010, the Group, Univision, BMP and other parties affiliated with the investor groups that owned BMP entered into various agreements and completed certain transactions. As a result, the Group: (i) made an aggregate cash investment of U.S.$1,255 million in BMP in the form of a capital contribution in the amount of U.S.$130 million (Ps.1,613,892), representing 5% of the outstanding shares of common stock of BMP, and 1.5% Convertible Debentures of BMP due 2025 in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions; (ii) acquired an option to purchase at fair value additional shares equivalent to a 5% equity stake of BMP, subject to existing laws and regulations in the United States, and other terms and conditions and (iii) sold to Univision its entire interest in TuTv, LLC (“TuTv”), which represented 50% of TuTv’s capital stock, for an aggregate cash amount of U.S.$55 million (Ps.681,725). In connection with this investment, (i) the Company entered into an amended Program License Agreement (“PLA”) with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP, and which includes an increased percentage of royalties from Univision and (ii) the Group entered into a new program license agreement with Univision, the Mexico License Agreement (“MLA”), under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA. In connection with its option to purchase at fair value additional shares equivalent to a 5% equity of BMP, in the fourth quarter of 2011 and third quarter of 2012, the Group entered into agreements to buy from existing BMP stockholders additional 219,125 shares and 97,389 shares, respectively, of common stock of BMP in the aggregate cash amount of U.S.$49.1 million (Ps.669,392) and U.S.$22.5 million (Ps.301,534), respectively. As a result of these acquisitions, the Group increased its equity stake in BMP to 7.1% and 8%, respectively (see Notes 9, 10 and 22).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2013 and 2012, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. The objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2013, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate	Mexican Pesos
Assets:
U.S. Dollars	2,242,046	Ps. 13.0750	Ps. 29,314,751
Euros	30,228	17.9846	543,638
Argentinean Pesos	225,414	2.0050	451,955
Chilean Pesos	4,263,954	0.0249	106,172
Colombian Pesos	14,139,829	0.0067	94,737
Other currencies	—	—	326,788
Liabilities:
U.S. Dollars	2,980,274	Ps. 13.0750	Ps. 38,967,082
Euros	10,974	17.9846	197,363
Argentinean Pesos	156,102	2.0050	312,985
Chilean Pesos	1,089,973	0.0249	27,140
Colombian Pesos	11,948,683	0.0067	80,056
Other currencies	—	—	83,433

As of April 8, 2014, the exchange rate was Ps.13.0315 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The Group is also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. dollars of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2013		2012
U.S. dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments, and convertible debentures (1)	U.S.$	2,231.3	U.S.$	2,285.5
U.S. dollar-denominated monetary liabilities, primarily trade accounts payable, Senior debt securities and other notes payable (2)		(2,932.6)		(2,745.3)

Net liability position	U.S.$	(701.3)	U.S.$	(459.8)

(1)	In 2013 and 2012, include U.S. dollar equivalent amounts of U.S.$ 35.2 million and U.S.$108.4 million, respectively, related to other foreign currencies, primarily euros.
(2)	In 2013 and 2012, include U.S. dollar equivalent amounts of U.S.$14.1 million and U.S.$10.5 million, respectively, related to other foreign currencies, primarily euros.

At December 31, 2013, a hypothetical 10% appreciation / depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.916,913. At December 31, 2012, a hypothetical 10% appreciation / depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.590,821.

In December 2012 and 2011, the Group entered into foreign exchange option agreements to buy U.S.$135.0 million and U.S.$337.5 million, respectively, to hedge against a Mexican peso depreciation of 30% with various maturity dates until the end of 2015 and 2014, respectively. The fair value of these option contracts was an asset of Ps.6,122 and Ps.12,419 as of December 31, 2013 and 2012, respectively.

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2013 and 2012. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

	Fair Value at December 31,
	2013		2012
Assets:
Temporary investments (1)	Ps.	3,722,976	Ps.	5,317,296
1.5% Convertible debentures due 2025 issued by BMP (2)		7,675,036		6,990,427
Embedded derivative BMP (3)		14,761,677		9,611,873
Convertible debt instruments issued by Ares (4)		6,446,000		—
Embedded derivative Ares (19)		771,000		—
Long-term debt instrument issued by Ares (5)		2,521,999		—
Long-term loan and interest receivable from GTAC (6)		739,384		674,403
Held-to-maturity investments (7)		631,990		389,957
Available-for-sale investments (8)		4,015,105		2,986,933
Shares of common stock of Imagina (17)		1,169,002		867,581
Derivative financial instruments (18)		8,388		15,000

Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018 (9)	Ps.	7,305,656	Ps.	7,565,438
Senior Notes due 2025 (10)		8,800,599		10,041,580
Senior Notes due 2032 (11)		4,890,455		5,582,657
Senior Notes due 2040 (12)		8,386,462		9,981,058
Peso-denominated debt:
Notes due 2020 (14)		10,391,700		10,636,900
Senior Notes due 2037 (13)		4,377,420		5,191,110
Senior Notes due 2043 (15)		5,326,893		—
Short-term and long-term notes payable to Mexican banks (16)		14,413,969		14,535,200
Derivative financial instruments (18)		335,336		352,762

(1)	At December 31, 2013, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities (primarily Mexican peso and U.S. dollar-denominated in 2013 and 2012). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.767,504 (U.S.$58.7 million) at December 31, 2013.
(3)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.1,476,168 (U.S.$112.9 million) at December 31, 2013.
(4)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.644,600 (U.S.$49.3 million) at December 31, 2013.
(5)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.252,200 (U.S.$19.3 million) at December 31, 2013.
(6)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.30,691 (U.S.$2.3 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes the fair value would exceed the carrying value by approximately Ps.104,629 (U.S.$8.0 million) at December 31, 2013.
(7)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.26 (U.S.$0.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.63,225 (U.S.$4.8 million) at December 31, 2013.
(8)	At December 31, 2013, these investments are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.401,511 (U.S.$30.7 million) at December 31, 2013.
(9)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.768,156 (U.S.$58.8 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,498,722 (U.S.$114.6 million) at December 31, 2013.
(10)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.955,599 (U.S.$73.1 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,835,659 (U.S.$140.4 million) at December 31, 2013.
(11)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.967,955 (U.S.$74.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,457,001 (U.S.$111.4 million) at December 31, 2013.
(12)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.541,462 (U.S.$41.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,380,108 (U.S.$105.6 million) at December 31, 2013.
(13)	At December 31, 2013, carrying value exceeded the fair value of these notes by Ps.122,580 (U.S.$9.4 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.315,162 (U.S.$24.1 million) at December 31, 2013.
(14)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.391,700 (U.S.$30.0 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the fair value would exceed the carrying value by approximately Ps.1,430,870 (U.S.$109.4 million) at December 31, 2013.
(15)	At December 31, 2013, carrying value exceeded the fair value of these notes by Ps.1.173,107 (U.S.$89.7 million). Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the quoted market price of these notes, the carrying value would exceed the fair value by approximately Ps.640,418 (U.S.$49.0 million) at December 31, 2013.
(16)	At December 31, 2013, fair value exceeded the carrying value of these notes by Ps.699,569 (U.S.$53.5 million). At December 31, 2013, a hypothetical 10% increase in Mexican interest rates of these notes, the fair value would exceed the carrying value by approximately Ps.2,140,966 (U.S.$163.7 million) at December 31, 2013.
(17)	At December 31, 2013, these shares are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.116,900 (U.S.$8.9 million) at December 31, 2013.
(18)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.
(19)	At December 31, 2013, these notes are recorded at fair value. Assuming an increase in the fair value of these notes of a hypothetical 10% increase in the fair value of these notes, the fair value would exceed the carrying value by approximately Ps.77,100 (U.S.$5.9 million) at December 31, 2013.

(b) Credit Risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of “AA” in local scale for domestic institutions and “BBB” in global scale for foreign institutions are accepted. If customers are independently rated, these ratings are used. If there is no independent rating, the Group’s risk control function assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Company’s management. See Note 7 for further disclosure on credit risk.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2013 and 2012, the Group held cash and cash equivalents of Ps.16,692,033 and Ps.19,063,325, respectively, and temporary investments of Ps.3,722,976 and Ps.5,317,296, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

The table below analyses the Group’s non-derivative and derivative financial liabilities as well as related contractual interest on debt and finance lease obligations into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less Than 12 Months January 1, 2014 to December 31, 2014		12-36 Months January 1, 2015 to December 31, 2016		36-60 Months January 1, 2017 to December 31, 2018		Maturities Subsequent to December 31, 2018		Total
At December 31, 2013
Debt (1)	Ps.	314,293	Ps.	9,582,515	Ps.	9,278,425	Ps.	41,689,167	Ps.	60,864,400
Finance lease liabilities		424,698		605,578		647,317		3,241,654		4,919,247
Derivative financial instruments (interest rate swaps)		—		133,184		203,614		(1,462)		335,336
Trade and other payables		1,484,716		1,938,870		795,118		342,137		4,560,841
Interest on debt (2)		3,521,590		8,128,689		6,785,739		38,490,977		56,926,995
Interest on capital lease obligations		310,310		547,933		565,041		1,207,587		2,630,871

	Less Than 12 Months January 1, 2013 to December 31, 2013		12-36 Months January 1, 2014 to December 31, 2015		36-60 Months January 1, 2016 to December 31, 2017		Maturities Subsequent to December 31, 2017		Total
At December 31, 2012
Debt (1)	Ps.	375,000	Ps.	544,620	Ps.	10,764,780	Ps.	42,105,000	Ps.	53,789,400
Finance lease liabilities		439,257		579,009		555,274		3,397,610		4,971,150
Derivative financial instruments (interest rate swaps)		1,176		—		132,075		219,511		352,762
Trade and other payables		1,374,217		785,371		347,181		248,968		2,755,737
Interest on debt (2)		3,092,753		7,599,347		6,359,931		29,393,902		46,445,933
Interest on capital lease obligations		313,541		588,826		529,550		1,343,278		2,775,195

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 13).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2013 and 2012, based on contractual interest rate and exchange rates as of that date.

Certain of the Group’s derivative financial instruments (coupon swaps) are in hedge relationships and are due to settle within 12 months of the statement of financial position date. These contracts require undiscounted contractual cash inflows of U.S.$12.8 million and U.S.$19.9 million in 2014 and 2013, respectively and undiscounted contractual cash outflows of Ps.165,316 and Ps.256,073 in 2014 and 2013, respectively.

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

(a) Accounting for Programming

The Group produces a significant portion of programming for initial broadcast over its television networks in Mexico, its primary market. Following the initial broadcast of this programming, the Group then licenses some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, the Group must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). The Group then amortizes the production costs related to a given program over the expected future benefit period. Under this policy, the Group generally expenses approximately 70% of the production costs related to a given program in its initial broadcast run and defers and expenses the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g)).

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

(b) Investments in Joint Ventures and Associates

Some of the Group’s investments are structured as investments in joint ventures and associates (see Notes 2 (c) and 10). As a result, the results of operations attributable to these investments are not consolidated with the results of the Group’s various segments for financial reporting purposes, but are reported as share of income or loss of joint ventures and associates in the consolidated statement of income (see Note 10).

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

The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2013, the Group recorded impairments for goodwill and other indefinite-lived intangible assets related to its joint venture investment in capital stock of GSF, and its Publishing segment (see Notes 10 and 12).

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

(e) Deferred Income Taxes

The Group records its deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

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

6. Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2013 and 2012, consisted of:

	2013		2012
Cash and bank accounts	Ps.	1,281,663	Ps.	1,777,349
Short-term investments (1)		15,410,370		17,285,976

Total cash and cash equivalents	Ps.	16,692,033	Ps.	19,063,325

(1)	Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2013 and 2012, consisted of:

	2013		2012
Short-term investments (2)	Ps.	12,202	Ps.	43,435
Other financial assets (3)		3,675,632		5,153,058
Current maturities of non-current held-to-maturity securities		35,142		120,803

Total temporary investments	Ps.	3,722,976	Ps.	5,317,296

(2)	Short-term investments with a maturity of over three months and up to one year at the date of acquisition.
(3)	Other financial assets include equity instruments held for trading and current held-to-maturity investments.

7. Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2013 and 2012, consisted of:

	2013		2012
Non-interest bearing notes received from customers as deposits and advances	Ps.	16,050,479	Ps.	14,608,137
Trade accounts receivable		7,176,194		6,559,863
Allowance for doubtful accounts		(2,492,536)		(2,185,723)

	Ps.	20,734,137	Ps.	18,982,277

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso, currencies are as follows:

	2013		2012
U.S. dollar	Ps.	1,524,245	Ps.	1,714,614
Other currencies		561,990		512,573

At December 31	Ps.	2,086,235	Ps.	2,227,187

Movements on the Group allowance for doubtful accounts of trade notes and account receivables are as follows:

	2013		2012
At January 1	Ps.	(2,185,723)	Ps.	(1,781,670)
Impairment provision		(789,895)		(781,949)
Write–off of receivables		457,721		377,896
Unused amounts reversed		25,361		—

At December 31	Ps.	(2,492,536)	Ps.	(2,185,723)

8. Transmission Rights and Programming

At December 31, 2013 and 2012, transmission rights and programming consisted of:

	2013		2012
Transmission rights	Ps.	8,947,399	Ps.	6,609,643
Programming		5,088,049		4,288,314

		14,035,448		10,897,957

Non-current portion of:
Transmission rights		6,126,109		4,138,222
Programming		2,938,736		2,297,387

		9,064,845		6,435,609

Current portion of transmission rights and programming	Ps.	4,970,603	Ps.	4,462,348

9. Investments in Financial Instruments

At December 31, 2013 and 2012, the Group had the following investments in financial instruments:

	2013		2012
Available-for-sale financial assets:
1.5% Convertible Debentures due 2025 issued by BMP (1)	Ps.	7,675,036	Ps.	6,990,427
Embedded derivative – BMP (1)		14,761,677		9,611,873
Convertible debt instruments issued by Ares (2)		6,446,000		—
Embedded derivative – Ares (2)		771,000		—
Long-term debt instrument issued by Ares (2)		2,521,999		—
Shares of common stock of Imagina (3)		1,169,002		867,581
Available-for-sale investments (4)		4,015,105		2,986,933

		37,359,819		20,456,814
Held-to-maturity investments (5)		631,964		388,504
Other		24,619		22,306

	Ps.	38,016,402	Ps.	20,867,624

(1)	As of December 31, 2013 and 2012, the Group held an investment in 1.5% Convertible Debentures due 2025 issued by BMP in the principal amount of U.S.$1,125 million (Ps.14,709,375 and Ps.14,456,250, respectively). These Convertible Debentures are classified as available-for-sale financial assets with changes in fair value recognized in consolidated other comprehensive income or loss. The Group’s option of converting these debentures into an equity stake of BMP is accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 3, 14 and 19).
(2)	As of December 31, 2013, the Group held an investment in convertible debt instruments issued by Ares which, subject to regulatory approvals, will allow the Group to acquire 95% of the equity interest of Ares. These debt instruments have an initial maturity in 2018, which can be extended through 2023, with an annual interest of 4% capitalized into the principal amount on a semiannual basis. As of December 31, 2013, the Group also held an investment in a note payable due 2023 issued by Ares in the principal amount of U.S.$195 million with an annual interest of the higher of 2.5% and the six-month LIBOR plus 190 basis points, which is payable at the maturity of the note. The debt financial instruments are classified as available-for-sale financial assets with changes in fair value recognized in consolidated other comprehensive income or loss . The eventual conversion of the debt instruments into and equity stake of Ares is accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 3 and 14).
(3)	The Company’s investment in 14.5% of the common stock of Imagina is accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss (see Notes 3 and 21).
(4)	The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares (see Note 2 (i)).
(5)	Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2013, are as follows: Ps.342,238 in 2015, Ps.193,913 in 2016 and Ps.95,813 thereafter. Held-to-maturity financial assets as of December 31, 2013 and 2012 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2013 and 2012 is presented as follows:

	2013		2012
At January 1	Ps.	20,456,814	Ps.	38,946,680
Foreign exchange differences		350,506		(1,472,690)
Acquisitions		9,492,744		654,633
Reclassification to investments in joint ventures		—		(18,738,057)
Interest income		143,225		—
Changes in other comprehensive income		1,928,051		164,625
Changes in other finance income		4,988,479		901,623

At December 31	Ps.	37,359,819	Ps.	20,456,814

10. Investments in Joint Ventures and Associates

At December 31, 2013 and 2012, the Group had the following investments in joint ventures and associates accounted for by the equity method:

	Ownership as of December 31, 2013	2013		2012
Joint ventures:
GSF (1)	50%	Ps.	13,828,000	Ps.	18,072,210
GTAC (2)	33.3%		628,628		574,707
Associates:
BMP (3)	8%		2,844,519		2,539,814
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (4)	40%		878,160		842,328
Other			71,457		82,256

		Ps.	18,250,764	Ps.	22,111,315

(1)	Effective in June 2012, the Group shares equal governance rights with the other owner of GSF, and began to account for this joint venture under the equity method. The investment in GSF includes intangible assets in the amount of Ps.5,172,851 and Ps.10,009,206 as of December 31, 2013 and 2012, respectively (see Note 3). Following the approvals of new industry regulations during 2013, and due to the lack of specific guidance, which is still being discussed by the Mexican congress, Management determined that it will take a longer period to realize the projected benefits of its investment, thus affecting its present value. As a result, the Company recorded an impairment of Ps.4,587,785 in its joint venture in the consolidated statement of income for the year ended December 31, 2013. The recoverable amount for GSF has been determined based on fair value calculations. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach. The key assumptions used for fair value calculations of the recoverable amount of GSF in 2013 and 2012 were as follows:

	2013	2012
Long-term growth rate	3.00%	3.00%
Discount rate	13.60%	13.70%

(2)	In 2010, Grupo de Comunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. GTAC started operations in the second half of 2011 and commercial services in the first quarter of 2012. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2013 and 2012, GTAC had used a principal amount of Ps.618,683 and Ps.562,083, respectively, under this credit facility, with a related accrued interest receivable of Ps.114,491 and Ps.74,687, respectively. In the second half of 2013 GTAC paid interest to the Group in connection with this credit facility in the aggregate amount of Ps.84,577. In 2013, a subsidiary of the Company entered into a long-term credit facility agreement to provide additional financing to GTAC for up to U.S.$6.1 million (Ps.80,046), with an annual interest of TIIE plus 200 basis points. As of December 31, 2013, GTAC had used a principal amount of U.S.$5.9 million (Ps.77,359) under this additional credit facility, with a related accrued interest receivable of U.S.$0.3 million (Ps.3,668). The net investment in GTAC as of December 31, 2013 and 2012, included amounts receivable in connection with these credit facilities to GTAC in the aggregate amount of Ps.708,693 and Ps.648,720, respectively (see Note 14).
(3)	The Group accounts for its 8% investment in common stock of BMP, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence over BMP’s operations. The Group has determined it has the ability to exercise significant influence over the operating and financial policies of BMP because as of December 31, 2013 and 2012, the Group (i) owned 842,850 Class “C” shares of common stock of BMP, representing 8% of the outstanding total shares of BMP as of each of those dates; (ii) held 1.5% Convertible Debentures due 2025 issued by BMP with interest payable on a quarterly basis, which can be converted into additional 4,858,485 shares (subject to adjustment as provided in the debentures) of common stock of BMP equivalent to approximately 30% equity stake of BMP on a fully-diluted, as-converted basis, at the option of the Group, subject to certain conditions and regulations; (iii) owned an option to acquire at fair value additional shares of common stock of BMP representing 2% of the outstanding total shares of BMP as of each of those dates, subject to certain conditions and regulations; (iv) had three of 20 designated members of the Board of Directors of BMP; and (v) had entered into program license agreements with Univision, an indirect wholly-owned subsidiary of BMP, through the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP. On January 30, 2014, a group of institutional investors made a capital contribution in BMP. As a result of this transaction, the Group’s equity stake in BMP decreased from 8% to 7.8% (see Notes 3, 9, 14 and 19).
(4)	OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V., and is engaged in the live entertainment business in Mexico. In 2011, OCEN paid dividends to the Group in the aggregate amount of Ps.64,960. The investment in OCEN included a goodwill of Ps.359,613 as of December 31, 2013 and 2012 (see Note 19).

A roll forward of investment in joint ventures and associates for the years ended December 31, 2013 and 2012 is presented as follows:

	2013		2012
At January 1	Ps.	22,111,315	Ps.	3,936,085
Equity method for the year		(661,569)		(653,939)
Equity method from prior years		(52,825)		(24,547)
Impairment adjustment		(4,587,785)		—
Amortization of GSF intangibles		(248,570)		—
Capital contributions to GSF		1,587,500		—
Long-term loans to GTAC, net		65,608		112,102
Reclassification of GSF investment		—		18,738,057
Other		37,090		3,557

At December 31	Ps.	18,250,764	Ps.	22,111,315

Amounts of consolidated cash and cash equivalents, other current assets, non-current assets, debt and finance lease obligations, trade payables, other non-current liabilities and equity related to GSF as of December 31, 2013 and 2012, as well as a reconciliation of this summarized financial information to the Group’s carrying amount of its interest in this joint venture as of those dates, are set forth as follows:

	2013		2012
Assets:
Cash and cash equivalents	Ps.	1,011,899	Ps.	752,021
Other current assets		7,997,528		7,498,174

Total current assets		9,009,427		8,250,195
Non-current assets		26,863,439		22,091,409

Total assets	Ps.	35,872,866	Ps.	30,341,604

Liabilities:
Short-term debt and finance lease obligations	Ps.	2,267,161	Ps.	1,139,115
Trade payables		8,721,489		7,374,844

Total current liabilities		10,988,650		8,513,959

Long-term debt and finance lease obligations		6,570,140		7,474,040
Long-term trade payables		3,629,005		338,875
Other non-current liabilities		620,322		1,134,344

Total non-current liabilities		10,819,467		8,947,259

Total liabilities		21,808,117		17,461,218

Equity:
Attributable to stockholders of GSF		17,310,297		16,126,007
Non-controlling interests		(3,245,548)		(3,245,621)

Total equity		14,064,749		12,880,386

Total liabilities and equity	Ps.	35,872,866	Ps.	30,341,604

Share of equity attributable to controlling stockholders of GSF	Ps.	8,655,149	Ps.	8,063,004
Other concepts that are part of the investment:
Intangible assets		5,172,851		10,009,206

Total investment	Ps.	13,828,000	Ps.	18,072,210

Amounts of consolidated net sales, depreciation and amortization, operating income, interest expense, income tax expense, net income or loss, and comprehensive income or loss related to GSF for the years ended December 31, 2013 and 2012, are set forth as follows:

	2013		2012 (a)
Net sales	Ps.	19,582,451	Ps.	17,382,368
Depreciation and amortization		2,378,885		2,017,128
Operating income (loss)		1,093,673		(1,787,456)
Interest expense		(1,149,683)		(1,363,627)
Income tax expense		342,215		467,075
Net (loss) income attributable to:
Controlling stockholders of GSF		(1,991,059)		(2,232,394)
Non-controlling interests		73		(79)
Comprehensive (loss) income attributable to:
Controlling stockholders of GSF		(1,990,710)		(2,227,826)
Non-controlling interests		73		(79)

(a)	As discussed in Note 3, the Group started recognizing equity method in its investment in GSF in the second half of 2012. The net loss, other comprehensive income and comprehensive loss attributable to controlling stockholders of GSF for the six months ended December 31, 2012, amounted to Ps.(1,336,261), Ps.4,568 and Ps.(1,331,693), respectively.

Aggregate amounts of consolidated net income or loss, other comprehensive income or loss and total comprehensive income or loss related to the Group’s interests in other joint ventures and associates for the years ended December 31, 2013, 2012 and 2011, are set forth as follows:

	2013		2012		2011
Net income (loss)	Ps.	246,276	Ps.	1,505	Ps.	(500,816)
Other comprehensive income (loss)		87,510		10,403		(19,316)

Total comprehensive income (loss)	Ps.	333,786	Ps.	11,908	Ps.	(520,132)

The Group recognized its share of comprehensive loss of joint ventures and associates for the years ended December 31, 2013, 2012 and 2011, as follows:

	2013		2012		2011
Share of loss of joint ventures and associates, net	Ps.	(5,659,963)	Ps.	(666,602)	Ps.	(449,318)

Share of other comprehensive income (loss) of joint ventures and associates:
Foreign currency translation adjustments, net		50,398		(291,460)		292,720
Gain on equity accounts, net		105,259		50,606		(37,314)

		155,657		(240,854)		255,406

Share of total comprehensive loss of joint ventures and associates	Ps.	(5,504,306)	Ps.	(907,456)	Ps.	(193,912)

11. Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2012	Ps.	14,255,102	Ps.	52,277,259	Ps.	3,593,873	Ps.	884,408	Ps.	2,136,332	Ps.	4,422,994	Ps.	1,424,386	Ps.	3,653,553	Ps.	82,647,907
Additions		27,776		1,825,760		—		16,287		72,751		158,635		62,352		13,631,268		15,794,829
Retirements		(253,085)		(5,647,233)		—		(106,991)		(74,934)		(410,043)		(164,706)		(1,319)		(6,658,311)
Transfers and reclassifications		228,280		8,650,639		4,275,619		(51,549)		88,886		82,443		113,129		(13,387,447)		—
Acquisition of subsidiaries		—		18,384		—		1,513		1,241		752		4,872		—		26,762
Effect of translation		(23,495)		(100,489)		—		(18,921)		(1,788)		(5,618)		(1,561)		23		(151,849)

December 31, 2012		14,234,578		57,024,320		7,869,492		724,747		2,222,488		4,249,163		1,438,472		3,896,078		91,659,338
Additions		26,829		2,484,622		—		21,261		68,877		213,679		36,617		12,018,787		14,870,672
Retirements		(1,173,618)		(1,715,313)		—		(5,783)		(495,244)		(55,284)		(186)		(526,507)		(3,971,935)
Transfers and reclassifications		242,804		8,580,462		—		95,456		107,199		929,427		52,999		(10,008,347)		—
Acquisition of subsidiaries		7,873		110,987		—		7,118		5,451		7,546		1,807		—		140,782
Effect of translation		(24,280)		23,487		—		(17,515)		(1,562)		(3,477)		(798)		—		(24,145)

December 31, 2013	Ps.	13,314,186	Ps.	66,508,565	Ps.	7,869,492	Ps.	825,284	Ps.	1,907,209	Ps.	5,341,054	Ps.	1,528,911	Ps.	5,380,011	Ps.	102,674,712

Depreciation:
January 1, 2012	Ps.	(4,688,112)	Ps.	(30,083,670)	Ps.	(1,962,701)	Ps.	(531,811)	Ps.	(977,116)	Ps.	(3,008,686)	Ps.	(520,925)	Ps.	—	Ps.	(41,773,021)
Depreciation of the year		(213,347)		(6,071,153)		(239,201)		(57,198)		(222,578)		(609,205)		(133,220)		—		(7,545,902)
Write-off of the year		—		(25,247)		—		—		—		—		—		—		(25,247)
Retirements		89,953		5,178,719		—		102,268		66,965		386,262		47,210		—		5,871,377
Transfers and reclassifications		5,870		(250,452)		—		(977)		252		250,513		(5,206)		—		—
Acquisition of subsidiaries		—		(7,379)		—		(605)		(267)		(288)		(2,036)		—		(10,575)
Effect of translation		10,670		56,358		—		17,489		2,633		3,285		917		—		91,352

December 31, 2012		(4,794,966)		(31,202,824)		(2,201,902)		(470,834)		(1,130,111)		(2,978,119)		(613,260)		—		(43,392,016)
Depreciation of the year		(222,209)		(7,154,847)		(405,307)		(48,048)		(215,481)		(658,067)		(157,431)		—		(8,861,390)
Retirements		1,156,200		1,486,930		—		5,104		445,879		53,398		8		—		3,147,519
Acquisition of subsidiaries		(4,478)		(87,764)		—		(6,176)		(5,032)		(5,555)		(483)		—		(109,488)
Effect of translation		9,653		(12,305)		—		15,738		610		2,662		780		—		17,138

December 31, 2013	Ps.	(3,855,800)	Ps.	(36,970,810)	Ps.	(2,607,209)	Ps.	(504,216)	Ps.	(904,135)	Ps.	(3,585,681)	Ps.	(770,386)	Ps.	—	Ps.	(49,198,237)

Carrying value:
At January 1, 2012	Ps.	9,566,990	Ps.	22,193,589	Ps.	1,631,172	Ps.	352,597	Ps.	1,159,216	Ps.	1,414,308	Ps.	903,461	Ps.	3,653,553	Ps.	40,874,886

At December 31, 2012	Ps.	9,439,612	Ps.	25,821,496	Ps.	5,667,590	Ps.	253,913	Ps.	1,092,377	Ps.	1,271,044	Ps.	825,212	Ps.	3,896,078	Ps.	48,267,322

At December 31, 2013	Ps.	9,458,386	Ps.	29,537,755	Ps.	5,262,283	Ps.	321,068	Ps.	1,003,074	Ps.	1,755,373	Ps.	758,525	Ps.	5,380,011	Ps.	53,476,475

Depreciation charges are presented in Note 20.

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

12. Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible Assets with Indefinite Useful Lives						Intangible Assets with Finite Useful Lives
Changes	Goodwill		Trademarks		Concessions		Licenses		Subscriber Lists		Other Intangible Assets		Total
Cost:
January 1, 2012	Ps.	2,621,842	Ps.	1,749,765	Ps.	3,921,603	Ps.	2,285,988	Ps.	2,785,800	Ps.	1,224,582	Ps.	14,589,580
Additions		—		10,000		15,432		561,867		175,261		882,662		1,645,222
Retirements		(310)		—		—		(624,227)		(281,000)		(28,467)		(934,004)
Acquisition of subsidiaries		—		—		—		6,534		10,386		—		16,920
Transfers and reclassifications		—		—		(43,856)		—		—		43,856		—
Effect of translation		—		(509)		—		(139)		—		(3,515)		(4,163)

December 31, 2012		2,621,532		1,759,256		3,893,179		2,230,023		2,690,447		2,119,118		15,313,555
Additions		—		—		—		942,166		36,198		407,850		1,386,214
Retirements		—		—		—		(756)		—		(419,618)		(420,374)
Acquisition of subsidiaries		100,028		—		—		—		—		—		100,028
Impairment adjustments		(50,130)		(9,518)		—		—		—		—		(59,648)
Effect of translation		—		(336)		—		(748)		199		843		(42)

December 31, 2013	Ps.	2,671,430	Ps.	1,749,402	Ps.	3,893,179	Ps.	3,170,685	Ps.	2,726,844	Ps.	2,108,193	Ps.	16,319,733

Amortization:
January 1, 2012	Ps.	(49,900)	Ps.	—	Ps.	(270,638)	Ps.	(1,533,088)	Ps.	(1,582,533)	Ps.	(479,490)	Ps.	(3,915,649)
Amortization of the year		—		—		—		(400,265)		(364,940)		(163,133)		(928,338)
Other amortization of the year		—		—		—		—		—		(195,957)		(195,957)
Retirements		—		—		—		561,302		273,979		20,745		856,026
Acquisition of subsidiaries		—		—		—		(2,940)		(5,193)		—		(8,133)
Transfers and reclassifications		—		—		33,444		—		—		(33,444)		—
Effect of translation		—		—		—		686		—		4,601		5,287

December 31, 2012		(49,900)		—		(237,194)		(1,374,305)		(1,678,687)		(846,678)		(4,186,764)
Amortization of the year		—		—		—		(453,195)		(344,769)		(187,012)		(984,976)
Other amortization of the year		—		—		—		—		—		(185,080)		(185,080)
Retirements		—		—		—		483		—		419,210		419,693
Effect of translation		—		—		—		522		—		(817)		(295)

December 31, 2013	Ps.	(49,900)	Ps.	—	Ps.	(237,194)	Ps.	(1,826,495)	Ps.	(2,023,456)	Ps.	(800,377)	Ps.	(4,937,422)

Carrying value:
At January 1, 2012	Ps.	2,571,942	Ps.	1,749,765	Ps.	3,650,965	Ps.	752,900	Ps.	1,203,267	Ps.	745,092	Ps.	10,673,931

At December 31, 2012	Ps.	2,571,632	Ps.	1,759,256	Ps.	3,655,985	Ps.	855,718	Ps.	1,011,760	Ps.	1,272,440	Ps.	11,126,791

At December 31, 2013	Ps.	2,621,530	Ps.	1,749,402	Ps.	3,655,985	Ps.	1,344,190	Ps.	703,388	Ps.	1,307,816	Ps.	11,382,311

Amortization charges are presented in Note 20.

The changes in the net carrying amount of goodwill and trademarks for the year ended December 31, 2013, were as follows:

	Balance as of December 31, 2012		Acquisitions		Foreign Currency Translation Adjustments		Impairment Adjustments		Balance as of December 31, 2013
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Telecommunications		1,859,048		100,028		—		—		1,959,076
Publishing		470,611		—		—		(50,130)		420,481

	Ps.	2,571,632	Ps.	100,028	Ps.	—	Ps.	(50,130)	Ps.	2,621,530

Trademarks (see Note 3):
Publishing	Ps.	464,965	Ps.	—	Ps.	(336)	Ps.	(9,518)	Ps.	455,111
Telecommunications		1,284,291		—		—		—		1,284,291
Other		10,000		—		—		—		10,000

	Ps.	1,759,256	Ps.	—	Ps.	(336)	Ps.	(9,518)	Ps.	1,749,402

During the fourth quarter of 2013, the Group monitored the market associated with its Publishing segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the implied fair value of the goodwill and trademarks in the reporting units with the related carrying value and recorded an aggregate Ps.59,648 pre-tax impairment charge in other expense, net, in the consolidated statement of income for the year ended December 31, 2013.

The key assumptions used for fair value calculations of Goodwill and intangible assets in 2013 were as follows:

	Publishing		Telecommunications
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	4.60%	3.50%	3.50%
Discount rate	14.10%	22.80%	11.20%	13.50%

The key assumptions used for fair value calculations of Goodwill and intangible assets in 2012 were as follows:

	Publishing		Telecommunications
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	2.70%	4.90%	3.50%	3.70%
Discount rate	11.60%	20.20%	10.60%	12.56%

13. Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of December 31, 2013 and 2012, were as follows:

	2013		2012
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	6,507,849	Ps.	6,388,636
6.625% Senior Notes due 2025 (1)		7,414,019		7,240,710
8.50% Senior Notes due 2032 (1)		3,890,267		3,821,000
6.625% Senior Notes due 2040 (1)		7,679,931		7,538,562

Total U.S. dollar debt		25,492,066		24,988,908

Mexican peso debt:
7.38% Notes due 2020 (2)		9,951,803		9,944,750
8.49% Senior Notes due 2037 (1)		4,483,022		4,482,297
7.25% Senior Notes due 2043 (1)		6,430,330		—
Bank loans (3)		8,589,233		8,586,064
Bank loans (Sky) (4)		3,500,000		3,500,000
Bank loans (TVI) (5)		1,609,361		1,489,400

Total Mexican peso debt		34,563,749		28,002,511

Total debt (8)		60,055,815		52,991,419
Less: Short-term debt and current portion of long-term debt		312,715		375,000

Long-term debt, net of current portion	Ps.	59,743,100	Ps.	52,616,419

Finance lease obligations:
Satellite transponder lease obligation (6)	Ps.	4,077,561	Ps.	4,132,365
Other (7)		841,686		838,785

Total finance lease obligations		4,919,247		4,971,150
Less: Current portion		424,698		439,257

Finance lease obligations, net of current portion	Ps.	4,494,549	Ps.	4,531,893

(1)	The Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2043, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000, U.S.$600 million and Ps.6,500,000, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2043, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93%, 6.97% and 7.62% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037, 2040 and 2043, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032, 2040 and 2043 were priced at 99.280%, 99.431%, 98.319% and 99.733%, respectively, for a yield to maturity of 6.097%, 8.553%, 6.755% and 7.27%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037 and 2040 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”).
(2)	In 2010, the Company issued 7.38% Notes (“Certificados Bursátiles”) due 2020 through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000. Interest on these Notes is payable semi-annually. The Company may, at its own option, redeem these Notes, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(3)	In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600,000, with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds of these loans were used for general corporate purposes. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.
(4)	Includes in 2013 and 2012, two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400,000 and Ps.2,100,000, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This Sky long-term indebtedness is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.
(5)	Includes in 2013 and 2012, outstanding balances in the aggregate principal amount of Ps.1,614,400 and Ps.1,489,000, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2014 and 2019, bearing interest at an annual rate in the range of TIIE plus 1.70% to TIIE plus 2.50%, with interest payable on a monthly basis.
(6)	Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service. This line item also includes in 2012 the agreement to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The agreement provided that the service term for IS-9 was to end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In 2010, Intelsat notified Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement were terminated in October 2012 (see Note 11).
(7)	Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. Also, includes in 2013 and 2012 a subsidiary of the Company entered a lease agreement with GTAC, a related party for the right to use certain capacity of a telecommunications network to 2029. This lease provides for annual payments to 2020 and 2021. The capital leases have terms which expire at various dates between 2014 and 2015.
(8)	Total debt is presented net of unamortized finance costs as of December 31, 2013 and 2012, in the aggregate amount of Ps.808,585 and Ps.797,981, respectively.

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2013, are as follows:

	Nominal		Net of Unamortized Finance Costs
2014	Ps.	314,293	Ps.	312,715
2015		338,660		337,513
2016		9,243,855		9,238,658
2017		1,650,925		1,650,536
2018		7,627,500		7,592,800
Thereafter		41,689,167		40,923,593

	Ps.	60,864,400	Ps.	60,055,815

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2013, are as follows:

2014	Ps.	735,008
2015		582,728
2016		570,783
2017		602,233
2018		610,125
Thereafter		4,449,241

		7,550,118
Less: Amount representing interest		(2,630,871)

	Ps.	4,919,247

14. Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, convertible debentures issued by BMP with an option to convert these debentures into common stock of BMP, convertible debt instruments issued by Ares with an option to convert these instruments into common stock of Ares, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2013 and 2012, were as follows:

	2013				2012
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	3,722,976	Ps.	3,722,976	Ps.	5,317,296	Ps.	5,317,296
Trade notes and accounts receivable, net		20,734,137		20,734,137		18,982,277		18,982,277
1.5% Convertible Debentures due 2025 issued by BMP (see Note 9)		7,675,036		7,675,036		6,990,427		6,990,427
Embedded derivative BMP		14,761,677		14,761,677		9,611,873		9,611,873
Long-term loan and interest receivable from GTAC (see Note 10)		708,693		739,384		636,770		674,403
Held-to-maturity investments (see Note 9)		631,964		631,990		388,504		389,957
Shares of common stock of Imagina (see Note 9)		1,169,002		1,169,002		867,581		867,581

	2013				2012
	Carrying Value		Fair Value		Carrying Value		Fair Value
Available-for-sale investments (see Note 9)		4,015,105		4,015,105		2,986,933		2,986,933
Convertible debt instruments issued by Ares (see Note 9)		6,446,000		6,446,000		—		—
Embedded derivative Ares (see Note 9)		771,000		771,000		—		—
Long-term debt instrument issued by Ares (see Note 9)		2,521,999		2,521,999		—		—
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	26,150,000	Ps.	29,383,172	Ps.	25,700,000	Ps.	33,170,733
Senior Notes due 2037 and 2043		11,000,000		9,704,313		4,500,000		5,191,110
Notes due 2020		10,000,000		10,391,700		10,000,000		10,636,900
Short-term loans and long-term notes payable to Mexican banks		13,714,400		14,413,969		13,589,400		14,535,200
Finance lease obligations		4,919,247		4,830,631		4,971,150		4,886,123

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2013 and 2012, were as follows:

2013:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (c)	Ps. 6,122		U.S.$270,000	2014 and 2015
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)	2,266		U.S.$300,000/ Ps.3,867,000	March 2014

Total assets	Ps. 8,388	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (b)	Ps. 119,780		Ps.1,400,000	April 2016
TVI’s interest rate swap (e)	11,942		Ps.1,577,700	February 2016 and April 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)	203,614		Ps.2,500,000	March 2018

Total liabilities	Ps. 335,336

2012:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (c)	Ps. 12,419		U.S.$405,000	2013, 2014 and 2015
TVI’s interest rate swap (e)	1,443		Ps.1,300,000	February 2016
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)	1,138		U.S.$600,000/ Ps.7,644,600	January 2013

Total assets	Ps. 15,000	(1)

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (b)	Ps. 132,075		Ps.1,400,000	April 2016
TVI’s forward (f)	1,176		U.S.$3,000/ Ps.39,804	January 2013
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)	219,511		Ps.2,500,000	March 2018

Total liabilities	Ps. 352,762

(1)	Includes derivative financial instruments of Ps.3,447 that were classified in current assets in the consolidated statement of financial position as of December 31, 2013.
(a)	In order to reduce the adverse effects of exchange rates on the Senior Notes due 2032 and 2040, during 2013 and 2012, the Company entered into cross-currency interest rate swap agreements with various financial institutions that allow the Company to hedge against Mexican peso depreciation on interest payments to be made in 2014, and 2013. Under these transactions, the Company receives semi-annual payments based on the aggregate notional amount U.S.$300 million and U.S.$600 million as of December 31, 2013 and 2012, respectively, at an average annual rate of 8.50% and 6.6250%, respectively, and the Company makes semi-annual payments based on an aggregate notional amount of Ps.3,867,000 and Ps.7,644,600 as of December 31, 2013 and 2012, respectively, at an average annual rate of 8.5028% and 6.5896%, respectively, without an exchange of the notional amount upon which the payments are based. As a result of the change in fair value of these transactions, in the years ended December 31, 2013 and 2012, the Company recorded a (loss) gain of Ps.(5,020) and Ps.41,336, respectively, relating to the interest rate swaps not recorded as accounting hedges, in consolidated finance expense, net (other finance expense), and as of December 31, 2013 and 2012, the Company has recorded in consolidated equity, as accumulated other comprehensive income or loss attributable to stockholders of the Company, a cumulative gain for changes in fair value of Ps.2,266 and Ps.1,138, respectively, relating to interest rate swaps recorded as accounting hedges.
(b)	In December 2006, Sky entered into a derivative transaction agreement from April 2009 through April 2016 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,400,000. Under this transaction, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. The Group recorded the change in fair value of this transaction as interest expense in consolidated other finance expense, net (see Note 13).
(c)	In December 2012 and 2011, the Company entered into derivative agreements (“knock-out option calls”) with two financial institutions to reduce the adverse effect of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, and hedge against severe Mexican peso depreciation on interest payments to be made in the second half of 2012, 2013, 2014 and 2015. Under these transactions, the Company has the option to receive in 2012 and 2011 an aggregate amount of U.S.$135.0 million in exchange for an aggregate amount of Ps.2,497,500, and U.S.$337.5 million in exchange for aggregate amount of Ps.6,041,250, respectively, at maturity dates between July 2012, November 2014 and November 2015, only if the exchange rate of the Mexican peso during each agreement period is not above a limit agreed between the parties. If the exchange rate exceeds such limit at any time during the agreement period, the option is extinguished. The Company paid in 2012 and 2011 premiums for these agreements in the aggregate amount of U.S.$0.9 million (Ps.11,489) and U.S.$2.56 million (Ps.34,812), respectively. The Company recognized the change in fair value of this transaction as well as the related premium amortization in consolidated finance expense, net (other finance expense, net).
(d)	In March 2011, the Company entered into a derivative transaction agreement (interest rate swap) from March 2011 through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives 28-day payments based on an aggregate notional amount of Ps.2,500,000 through September 2016, Ps.1,875,000 through March 2017, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes 28-day payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company recognized the change in fair value of this transaction in consolidated finance expense, net (other finance expense, net).
(e)	In 2013 and 2012, TVI entered into a derivative transaction agreement (interest rate swap) with two financial institutions from January 2012 through April 2019 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.500,000 and Ps.1,300,000, respectively. Under this transaction, the Company receives 28-day payments based on an aggregate notional amount of Ps.500,000 and Ps.1,300,000 and payment based on the same notional at annual fixed rate of 5.2189% and 5.032%, respectively. As a result of the change in fair value of these transactions, in the year ended December 31, 2013 and 2012, TVI recorded a loss of Ps.23,588 and Ps.867, respectively, in consolidated other finance expense, net.
(f)	At December 31, 2012, TVI had foreign currency contracts in the aggregate notional amount of U.S.$3.0 million to exchange U.S. dollars for Mexican pesos at an average rate of Ps.13.2680 per U.S. dollar in 2013.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2013 and 2012 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative instruments.

Financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	Balance as of December 31, 2013		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	3,722,976	Ps.	3,722,976	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		4,015,105		—		4,015,105		—
1.5 % Convertible Debentures due 2025 issued by BMP		7,675,036		—		—		7,675,036
Embedded derivative BMP		14,761,677		—		—		14,761,677
Shares of Common Stock of Imagina		1,169,002		—		—		1,169,002
Convertible debt instruments issued by Ares		6,446,000		—		—		6,446,000
Embedded derivative Ares		771,000		—		—		771,000
Long-term debt instrument issued by Ares		2,521,999		—		—		2,521,999
Derivative financial instruments		8,388		—		8,388		—

Total	Ps.	41,091,183	Ps.	3,722,976	Ps.	4,023,493	Ps.	33,344,714

Liabilities:
Derivative financial instruments	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—

Total	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—

	Balance as of December 31, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,317,296	Ps.	2,844,386	Ps.	2,472,910	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		2,986,933		—		2,986,933		—
1.5% Convertible Debentures due 2025 issued by BMP		6,990,427		—		—		6,990,427
Embedded derivative BMP		9,611,873		—		—		9,611,873
Shares of Common Stock of Imagina		867,581		—		—		867,581
Derivative financial instruments		15,000		—		15,000		—

Total	Ps.	25,789,110	Ps.	2,844,386	Ps.	5,474,843	Ps.	17,469,881

Liabilities:
Derivative financial instruments	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

Total	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the year ended December 31, 2013:

	Financial Assets
Balance at beginning of year	Ps.	17,469,881
Included in finance income		5,441,710
Included in other comprehensive income		940,379
Long-term debt instrument issued by Ares		2,492,744
Convertible debt instrument and Embedded derivative issued by Ares		7,000,000

Balance at the end of year	Ps.	33,344,714

Temporary Investments

Temporary investments include highly liquid securities, including without limitation debt with a maturity of three months, or over, and up to one year at the consolidated statement of financial position date, stock and other financial instruments, or a combination thereof, denominated principally in U.S. dollars and Mexican pesos (see Notes 2 (f) and 6).

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

Available-for-Sale Financial Assets

Investments in debt securities or with readily determinable fair values, not classified as held-to-maturity are classified as “available-for-sale,” and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

Available-for-sale financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3 depending on the observability of the significant inputs.

Available-for-Sale Investments – Open Ended Fund

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

BMP Convertible Debentures due 2025

As described in Note 3, on December 20, 2010, the Company made a cash investments in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.13,904,222), which are convertible at the Company’s option into additional shares currently equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions (see Notes 4 and 9).

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

Ares Convertible and Long-term Debt Instruments

As described in Note 3, in July 2013, the Group made an investment in the amount of Ps.7,000,000 in convertible debt instruments which, subject to regulatory approvals, will allow the Group to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom. In addition, as part of this transaction, the Group also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549,625).

The Group determined the fair value of the convertible debt instruments using the expected present value valuation methodology based on post-tax discontinued cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 5.5% to 6.5%, among others. The Group’s estimates for market growth are based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the convertible debt instruments are classified in level 3.

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.

15. Post-employment Benefits

Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans and other retirement benefits for substantially all of their employees. Additionally, the Group has defined benefit pension plans for certain eligible executives and employees. All pension benefits are based on salary and years of service rendered.

Under the provisions of the Mexican labor law, seniority premiums are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement. After retirement age employees are no longer eligible for seniority premiums.

Post-employment benefits are actuarially determined by using nominal assumptions and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. The Group used a 7.0% and 7.2% discount rate and 5.0% and 5.0% salary scale for 2013 and 2012, respectively. The Group used a 7.0% and 6.5% return on assets rate for 2013 and 2012, respectively. The Group used a 3.5% inflation rate for 2013 and 2012. The Group makes voluntary contributions from time to time to trusts for the pension and seniority premium plans which are generally deductible for tax purposes. As of December 31, 2013 and 2012, plan assets were invested in a portfolio that primarily consisted of debt and equity securities, including shares of the Company. Pension and seniority premium benefits are paid when they become due.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2013 and 2012, is presented as follows:

	Pensions		Seniority Premiums		2013
Vested benefit obligations	Ps.	452,160	Ps.	230,070	Ps.	682,230
Unvested benefit obligations		1,341,858		71,424		1,413,282

Defined benefit obligations		1,794,018		301,494		2,095,512
Fair value of plan assets		1,466,568		549,134		2,015,702

Underfunded (overfunded) status of the plan assets		327,450		(247,640)		79,810

Post-employment benefit liability (asset)	Ps.	327,450	Ps.	(247,640)	Ps.	79,810

	Pensions		Seniority Premiums		2012
Vested benefit obligations	Ps.	359,664	Ps.	238,488	Ps.	598,152
Unvested benefit obligations		1,344,893		67,466		1,412,359

Defined benefit obligations		1,704,557		305,954		2,010,511
Fair value of plan assets		1,348,334		520,423		1,868,757

Underfunded (overfunded) status of the plan assets		356,223		(214,469)		141,754
Prior service (cost) benefit for plan amendments		(104,290)		1,388		(102,902)

Post-employment benefit liability (asset)	Ps.	251,933	Ps.	(213,081)	Ps.	38,852

The components of net periodic pension and seniority premium cost for the years ended December 31, consisted of the following:

	2013		2012
Service cost	Ps.	129,855	Ps.	110,479
Interest cost		124,877		117,646
Prior service cost for plan amendments		3,239		(13,692)
Interest of assets		(114,838)		(122,936)
Loss on curtailments and settlements		—		(332)
Business acquisition		—		356

Net cost	Ps.	143,133	Ps.	91,521

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2013 and 2012, associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		2013		2012
Defined benefit obligations:
Beginning of year	Ps.	1,704,557	Ps.	305,954	Ps.	2,010,511	Ps.	1,769,448
Service cost		98,803		31,052		129,855		110,479
Interest cost		106,219		18,658		124,877		117,646
Benefits paid		(58,818)		(20,065)		(78,883)		(59,636)
Remeasurement of post-employment benefit obligations		(59,375)		(34,712)		(94,087)		72,549
Past service cost		2,632		607		3,239		—
Business acquisition		—		—		—		25

End of year		1,794,018		301,494		2,095,512		2,010,511

Fair value of plan assets:
Beginning of year		1,348,334		520,423		1,868,757		1,798,158
Remeasurement return on plan assets		82,213		32,625		114,838		122,936
Remeasurement of post-employment benefit obligations		34,605		5,171		39,776		(2,516)
Contributions		39,988		3,663		43,651		400
Benefits paid		(38,572)		(12,748)		(51,320)		(50,221)

End of year		1,466,568		549,134		2,015,702		1,868,757

Underfunded (overfunded) status of the plan assets	Ps.	327,450	Ps.	(247,640)	Ps.	79,810	Ps.	141,754

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2013 and 2012, are as follows:

	Pensions		Seniority Premiums		2013		2012
Beginning net post-employment liability (asset)	Ps.	251,933	Ps.	(213,081)	Ps.	38,852	Ps.	(105,090)
Adjustment for adoption of IAS 19, as amended (see Note 2 (t))		104,290		(1,388)		102,902		—
Net periodic cost		125,441		17,692		143,133		91,521
Contributions		(39,988)		(3,663)		(43,651)		(400)
Remeasurement of post–employment benefits		(93,980)		(39,883)		(133,863)		75,065
Benefits paid		(20,246)		(7,317)		(27,563)		(22,244)

Ending net post-employment liability (asset)	Ps.	327,450	Ps.	(247,640)	Ps.	79,810	Ps.	38,852

The post-employment benefits as of December 31, 2013 and 2012 and remeasurements adjustments for the years ended December 31, 2013 and 2012, are summarized as follows:

	2013		2012
Pensions:
Defined benefit obligations	Ps.	1,794,018	Ps.	1,704,557
Plan assets		1,466,568		1,348,334
Unfunded (overfunded) status of the plans		327,450		356,223
Remeasurements adjustments (1)		(93,980)		69,899
Seniority premiums:
Defined benefit obligations	Ps.	301,494	Ps.	305,954
Plan assets		549,134		520,423
Unfunded (overfunded) status of the plans		(247,640)		(214,469)
Remeasurements adjustments (1)		(39,883)		5,166

(1)	On defined benefit obligations and plan assets.

If the discount rate of 7.0% used by the Group in 2013 decreased by 50 basis points, the impact on defined benefit obligation would be an increase of Ps.115,535 as of December 31, 2013.

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

The weighted average asset allocation by asset category as of December 31, 2013 and 2012, was as follows:

	2013	2012
Equity securities (1)	26.1%	24.4%
Fixed rate instruments	73.9%	75.6%

Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2013 and 2012, are shares of the Company held by the trust with a fair value of Ps.247,082 and Ps.208,749, respectively.

The weighted average expected long-term rate of return of plan assets of 7.0% and 7.2% were used in determining net periodic pension cost in 2013 and 2012, respectively. The rate used in 2012 reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Balance as of December 31, 2013		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	247,082	Ps.	247,082	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		881,092		881,092		—		—
Money market securities (3)		609,758		609,758		—		—
Other equity securities		277,770		277,770		—		—

Total investment assets	Ps.	2,015,702	Ps.	2,015,702	Ps.	—	Ps.	—

	Balance as of December 31, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	208,749	Ps.	208,749	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		858,260		858,260		—		—
Money market securities (3)		545,533		545,533		—		—
Other equity securities		256,215		176,809		79,406		—

Total investment assets	Ps.	1,868,757	Ps.	1,789,351	Ps.	79,406	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.
(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group does not expect to make significant contributions to its plan assets in 2014.

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

At December 31, 2013, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company’s Trust (3)	Outstanding
Series “A” Shares	123,273.9	—	(9,076.4)	114,197.5
Series “B” Shares	58,982.9	—	(6,062.4)	52,920.5
Series “D” Shares	90,086.5	—	(5,895.0)	84,191.5
Series “L” Shares	90,086.5	—	(5,895.0)	84,191.5

Total	362,429.8	—	(26,928.8)	335,501.0

Shares in the form of CPOs	301,145.5	—	(19,706.1)	281,439.4
Shares not in the form of CPOs	61,284.3	—	(7,222.7)	54,061.6

Total	362,429.8	—	(26,928.8)	335,501.0

CPOs	2,573.9	—	(168.4)	2,405.5

(1)	As of December 31, 2013, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. In April 2012, the Company’s stockholders approved the cancellation of 4,563.5 million shares of capital stock in the form of 39.0 million CPOs which were repurchased by the Company under this program.
(3)	In connection with the Company’s Stock Purchase Plan and Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2013 and 2012, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2012	112,609.5	52,190.9	83,030.8	83,030.8	330,862.0	2,372.3
Acquired by a Company’s trust	(78.4)	(69.0)	(109.8)	(109.8)	(367.0)	(3.1)
Released by the stock plans	1,026.2	568.3	904.2	904.2	3,402.9	25.8

As of December 31, 2012	113,557.3	52,690.2	83,825.2	83,825.2	333,897.9	2,395.0
Acquired by a Company’s trust	(332.4)	(292.5)	(465.4)	(465.4)	(1,555.7)	(13.3)
Released by the stock plans	972.6	522.8	831.7	831.7	3,158.8	23.8

As of December 31, 2013	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5

Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.

Holders of Series “D” Shares are entitled to receive a preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034412306528 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares nominal Ps.0.00688246130560 per share before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.

At December 31, 2013, the restated tax value of the Company’s common stock was Ps.41,271,124. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Stock Purchase Plan

The Company has adopted a Stock Purchase Plan (the “Plan”) that provides, in conjunction with the Long-term Retention Plan described below, for the conditional sales of up to 8% of the Company’s capital stock to key Group employees. Pursuant to this Plan, as of December 31, 2013 and 2012, the Company had assigned approximately 125.7 million CPOs, at sale prices that range from Ps.11.21 to Ps.26.16 per CPO, subject to certain conditions, including vesting periods within five years from the time the awards are granted. The shares sold pursuant to the Plan, some of which have been registered pursuant to a registration statement on Form S-8 under the Securities Act of 1933 of the United States, as amended, can only be transferred to the plan participants when the conditions set forth in the Plan and the related agreements are satisfied.

In January 2013, 2012 and 2011, 2.7 million CPOs, 2.8 million CPOs and 2.7 million CPOs, respectively, were vested and transferred to participants to be paid pursuant to this Plan.

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan (the “Retention Plan”) which supplements the Company’s existing Stock Purchase Plan described above, and provides for the conditional sale of the Company’s capital stock to key Group employees. Pursuant to the Retention Plan, as of December 31, 2013 and 2012, the Company had assigned approximately 211.6 million CPOs and 173.8 million CPOs or CPOs equivalent, respectively, at sale prices that range from Ps.13.45 per CPO to Ps.60.65 per CPO, subject to certain conditions, including adjustments based on the Group’s consolidated operating income and vesting periods between 2009 and 2016. In 2013 and 2012, 24.3 million CPOs and 26.3 million CPOs or CPOs equivalent, respectively, were vested and transferred to participants pursuant to this Retention Plan.

As of December 31, 2013, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2018 and 2023.

In connection with the Company’s Plan and Retention Plan, the Group has determined the stock-based compensation expense (see Note 2 (x)) by using the Black-Scholes pricing model at the date on which the stock was conditionally sold to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan		Long-Term Retention Plan
Arrangements:
Year of grant	2004	2010	2010	2011	2012	2013
Number of CPOs or CPOs equivalent granted	32,918	8,300	24,869	25,000	25,000	39,000
Contractual life	1-3 years	1-3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	3%	0.64%	0.48%	0.65%	0.66%	0.54%
Expected volatility (1)	21.81%	35%	35%	25%	27%	24%
Risk-free interest rate	6.52%	4.96%	5%	5.80%	4.90%	4.79%
Expected average life of awards	2.62 years	1.22 years	2.93 years	3.01 years	2.99 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2013		2012
	CPOs or CPOs Equivalent	Weighted- Average Exercise Price	CPOs or CPOs Equivalent	Weighted- Average Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	4,942	13.45	7,738	13.45
Conditionally sold	—	—	—	—
Paid by employees	(4,942)	13.45	(2,796)	13.45
Forfeited	—	—	—	—

Outstanding at end of year	—	—	4,942	13.45

To be paid by employees at end of year	—	—	2,203	13.45

Long-Term Retention Plan:
Outstanding at beginning of year	105,625	47.38	108,680	42.08
Conditionally sold	39,000	59.00	25,000	48.72
Paid by employees	(35,502)	34.65	(27,634)	27.75
Forfeited	(1,050)	41.06	(421)	48.16

Outstanding at end of year	108,073	52.17	105,625	47.38

To be paid by employees at end of year	20,099	38.48	31,342	43.24

As of December 31, 2013, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and Long-Term Retention Plan is 1.44 years.

As of December 31, 2012, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and Long-Term Retention Plan is 1.22 years.

17. Retained Earnings and Accumulated Other Comprehensive Income

(a) Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2012	Ps.	2,139,007	Ps.	36,687,681	Ps.	6,665,936	Ps.	45,492,624
Appropriation of net income relating to 2011		—		6,665,936		(6,665,936)		—
Dividends paid relating to 2011		—		(1,002,692)		—		(1,002,692)
Sale of repurchase shares		—		(876,775)		—		(876,775)
Stock-based compensation		—		628,637		—		628,637
Share cancellation		—		(1,929,032)		—		(1,929,032)
Net income for the year 2012		—		—		8,760,637		8,760,637

Balance at December 31, 2012	Ps.	2,139,007	Ps.	40,173,755	Ps.	8,760,637	Ps.	51,073,399
Appropriation of net income relating to 2012		—		8,760,637		(8,760,637)		—
Dividends paid relating to 2012		—		(2,168,384)		—		(2,168,384)
Sale of repurchase shares		—		(254,775)		—		(254,775)
Stock-based compensation		—		601,181		—		601,181
Adjustment for adoption of IAS 19, as amended (see Note 1 (t))		—		(101,814)		—		(101,814)
Net income for the year 2013		—		—		7,748,279		7,748,279

Balance at December 31, 2013	Ps.	2,139,007	Ps.	47,010,600	Ps.	7,748,279	Ps.	56,897,886

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2013 and 2012, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2013, 2012 and 2011. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2013, 2012 and 2011, the Company´s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2013, 2012 and 2011, in the aggregate amount of Ps.1,084,192, Ps.1,002,692 and Ps.1,023,012, respectively (see Note 16).

In December 2013, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in December 2013 in the aggregate amount of Ps.1,084,192 (see Note 16).

Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income tax computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be taxable by multiplying such dividends by a 1.4286 factor and applying to the resulting amount the income tax rate of 30%. This income tax will be paid by the company paying the dividends.

In addition, the 2014 Tax Reform sets forth that entities that distribute dividends to its stockholders who are individuals or foreign residents must withhold 10% thereof for income tax purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the “taxed net earnings account” computed on an individual company basis generated through December 31, 2013.

As of December 31, 2013, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax were approximately Ps.54,181,190.

(b) Accumulated Other Comprehensive Income:

Changes	Available For-Sale Investments		Exchange Differences		Remeasurement of Post- employment Benefit Obligations		Cash Flow Hedges		Share of Equity Accounts		Income Tax		Total
Accumulated at January 1, 2011	Ps.	698,257	Ps.	—	Ps.	—	Ps.	(152,379)	Ps.	147,309	Ps.	(146,652)	Ps.	546,535
Changes in other comprehensive income		838,624		217,152		1,777		75,104		(37,314)		(318,676)		776,667

Accumulated at December 31, 2011		1,536,881		217,152		1,777		(77,275)		109,995		(465,328)		1,323,202
Changes in other comprehensive income		164,625		(269,408)		(71,569)		(141,098)		50,606		(183,474)		(450,318)
Reclassifications		933,000		—		—		—		—		—		933,000

Accumulated at December 31, 2012		2,634,506		(52,256)		(69,792)		(218,373)		160,601		(648,802)		1,805,884
Changes in other comprehensive income		1,881,292		59,065		128,210		17,025		105,259		(602,684)		1,588,167

Accumulated at December 31, 2013	Ps.	4,515,798	Ps.	6,809	Ps.	58,418	Ps.	(201,348)	Ps.	265,860	Ps.	(1,251,486)	Ps.	3,394,051

18. Non-controlling Interests

Non-controlling interests as of December 31, 2013 and 2012, consisted of:

	2013		2012
Capital stock (1) (2)	Ps.	1,330,520	Ps.	1,330,426
Additional paid-in capital (1) (2)		3,137,163		3,137,342
Legal reserve		152,962		130,139
Retained earnings from prior years (2) (3) (4)		3,146,744		1,980,577
Net income for the year		2,485,848		1,308,531
Accumulated other comprehensive income (loss):
Cumulative result from hedge derivative contracts, net of income taxes		—		—
Cumulative result from foreign currency translation		12,164		6,638
Remeasurement of post-employment benefit obligations on defined benefit plans		2,598		(3,055)

	Ps.	10,267,999	Ps.	7,890,598

(1)	In March 2011, the stockholders of Empresas Cablevisión, S.A.B. de C.V. made a capital contribution in cash to increase the capital stock of this Company’s subsidiary in the aggregate amount of Ps.3,000,000, of which Ps.1,469,165 was contributed by non-controlling interests.
(2)	In March 2011, the stockholders of Cablemás, S.A. de C.V. approved a capital distribution and a payment of dividends in the amount of Ps.4,580,463 and Ps.3,200,451, respectively, of which Ps.1,910,000 and Ps.1,334,000, respectively, were paid to its non-controlling interests.

(3)	In 2012 and 2011, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.1,350,000 and Ps.1,850,000, respectively, of which Ps.558,000 and Ps.764,667, respectively, were paid to its non-controlling interests.
(4)	In 2013, 2012 and 2011, the stockholders of Sistema Radiópolis, S.A. de C.V. approved the payment of dividends in the amount of Ps.135,000, Ps.135,000 and Ps.120,000, respectively, of which Ps.67,500, Ps.67,500 and Ps.60,000, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2013 and 2012, are set forth as follows:

	Sky				Empresas Cablevisión
	2013		2012		2013		2012
Assets:
Current assets	Ps.	6,277,815	Ps.	4,332,539	Ps.	2,663,597	Ps.	3,236,431
Non-current assets		16,523,748		13,014,150		13,722,882		11,848,183

Total assets		22,801,563		17,346,689		16,386,479		15,084,614

Liabilities:
Current liabilities		5,611,050		4,102,980		3,144,039		2,942,166
Non-current liabilities		7,409,336		7,517,248		2,201,091		2,043,290

Total liabilities		13,020,386		11,620,228		5,345,130		4,985,456

Net assets	Ps.	9,781,177	Ps.	5,726,461	Ps.	11,041,349	Ps.	10,099,158

Amounts of consolidated net sales, net income or loss and total comprehensive income or loss of Sky and Empresas Cablevisión for the years ended December 31, 2013 and 2012, are set forth as follows:

	Sky				Empresas Cablevisión
	2013		2012		2013		2012
Net sales	Ps.	16,098,251	Ps.	14,465,345	Ps.	8,522,576	Ps.	7,885,530
Net income		4,041,987		2,108,971		941,096		934,876
Total comprehensive income		4,054,716		1,996,458		941,096		934,368

As of December 31, 2013, the Group has a payable amount corresponding to dividends amounting Ps.5,587.

19. Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2013		2012		2011
Revenues and interest income:
Royalties (Univision) (a)	Ps.	3,522,746	Ps.	3,261,522	Ps.	2,823,483
Programming production and transmission rights (b)		280,537		247,155		80,241
Telecom services (c)		148,926		91,918		—
Administrative services (d)		59,568		48,692		124,357
Advertising (e)		432,123		194,647		16,104
Interest income (f)		265,096		225,867		231,668

	Ps.	4,708,996	Ps.	4,069,801	Ps.	3,275,853

Costs and expenses:
Donations	Ps.	127,991	Ps.	108,496	Ps.	107,595
Administrative services (d)		17,849		1,117		20,043
Technical services (g)		112,823		61,158		67,773
Programming production and transmission rights and Telecom (h)		288,990		135,307		201,775

	Ps.	547,653	Ps.	306,078	Ps.	397,186

(a)	The Group receives royalties from Univision for programming provided pursuant to a PLA, as amended. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$72.6 million, U.S.$71.5 million and U.S.$69.9 million for the fiscal years 2013, 2012 and 2011, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses (see Notes 3, 9 and 10).
(b)	Services rendered to Univision in 2013, Univision and OCEN in 2012, and Univision, La Sexta and OCEN in 2011.

(c)	Services rendered to GSF and GTAC in 2013 and 2012. GSF, including Iusacell, became related parties to the Group in June 2012, with the conversion of debentures issued by GSF into capital stock of GSF (see Notes 3, 9, 10 and 26).
(d)	The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. Includes technical assistance rendered to Univision in 2011.
(e)	Advertising services rendered to Iusacell, Univision, OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2013 and 2012 and OCEN and Editorial Clío in 2011.
(f)	Includes in 2013, 2012 and 2011 interest income from the Group’s investment in convertible debentures issued by BMP in the aggregate amount of Ps.215,702, Ps.221,540 and Ps.215,959, respectively (see Notes 3 and 9).
(g)	In 2013, 2012 and 2011, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.
(h)	Received mainly from Iusacell and Univision in 2013 and 2012 and Barra Deportiva, S.A. de C.V. and Univision in 2011.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2013, 2012 and 2011 amounted to Ps.22,032, Ps.18,239 and Ps.17,291, respectively.
(2)	From time to time, a Mexican bank has made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Company’s Board serve as Board members of this bank.
(3)	Two of the Company’s directors are members of the Board of, as well as, in the case of one of them, a stockholder of, a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.
(4)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.
(5)	During 2013, 2012 and 2011, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.59,733, Ps.59,936 and Ps.27,287, respectively.
(6)	During 2013, 2012 and 2011, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.350,172, Ps.365,908 and Ps.353,000, respectively.
(7)	During 2013, 2012 and 2011, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.12,712, Ps.146,185 and Ps.11,908, respectively.
(8)	A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2013 amounted to Ps.8,856.

During 2013, 2012 and 2011, the Group paid to its directors, alternate directors and executive officers an aggregate compensation of Ps.547,264, Ps.521,687 and Ps.494,800, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and executive officers. Projected benefit obligations related to the Group’s directors, alternate directors and executive officers amounted to Ps.146,686, Ps.140,735 and Ps.123,700 as of December 31, 2013, 2012 and 2011, respectively. Contributions made by the Group to the pension and seniority premium plans on behalf of these directors and executive officers amounted to Ps.141,099, Ps.130,809 and Ps.97,100 as of December 31, 2013, 2012 and 2011, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and executive officers under the Stock Purchase Plan and the Long-term Retention Plan.

The balances of receivables between the Group and affiliates as of December 31, 2013 and 2012, were as follows:

	2013		2012
Receivables:
BMP, including Univision	Ps.	385,086	Ps.	715,719
GSF, including Iusacell		712,379		654,220
Other		256,176		66,953

	Ps.	1,353,641	Ps.	1,436,892

All significant account balances included in amounts due from affiliates bear interest. In 2013 and 2012, average interest rates of 6.2% and 6.8% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2013 and 2012, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.938,071 and Ps.674,906, respectively, which were primarily made by Iusacell, Grupo TV Promo, S.A. de C.V. and Univision in 2013 and 2012.

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

The amount of depreciation and amortization included in cost of sales, selling expenses and administrative expenses, is as follows:

	2013		2012		2011
Cost of sales	Ps.	7,328,817	Ps.	6,150,592	Ps.	5,353,306
Selling expenses		675,039		619,627		527,819
Administrative expenses		1,842,510		1,704,021		1,480,427

	Ps.	9,846,366	Ps.	8,474,240	Ps.	7,361,552

Amortization of other intangible assets included in cost of sales amounted to Ps.185,080, Ps.195,957 and Ps.226,529, for the years ended December 31, 2013, 2012 and 2011, respectively.

Employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2013, 2012 and 2011, were as follows:

	2013		2012		2011
Employee benefits	Ps.	13,242,633	Ps.	11,540,341	Ps.	9,817,823
Share-based compensation		601,181		628,637		649,325
Post-employment benefits		143,133		91,521		69,762

	Ps.	13,986,947	Ps.	12,260,499	Ps.	10,536,910

21. Other Expense, Net

Other (expense) income for the years ended December 31, is analyzed as follows:

	2013		2012		2011
Gain on disposition of investment (1)	Ps.	—	Ps.	24,856	Ps.	—
Donations (see Note 19)		(136,225)		(118,532)		(122,238)
Financial advisory and professional services (2)		(167,888)		(296,046)		(137,227)
Loss on disposition of property and equipment		(92,873)		(358,221)		(222,181)
Other income from Univision (3)		370,218		—		—
Other, net		(56,382)		97,511		(112,015)

	Ps.	(83,150)	Ps.	(650,432)	Ps.	(593,661)

(1)	In 2012 included a gain on disposition of a 40.8% interest in La Sexta in the amount of Ps.24,856 (see Notes 3 and 9).
(2)	Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 3 and 19).
(3)	In 2013 this income is related to the release of certain rights with DirecTV held by the Group in the United States.

22. Finance Income (Expense)

Finance (expense) income for the years ended December 31, 2013, 2012 and 2011, included:

	2013		2012		2011
Interest expense	Ps.	(4,803,151)	Ps.	(4,369,276)	Ps.	(4,174,455)
Foreign exchange loss, net		(283,821)		—		(713,628)
Other finance expense, net (1)		—		(152,909)		(899,410)

Finance expense		(5,086,972)		(4,522,185)		(5,787,493)

Interest income (2)		1,129,955		1,044,321		1,146,517
Foreign exchange gain, net		—		127,372		—
Other finance income, net (1)		4,841,734		—		—

Finance income		5,971,689		1,171,693		1,146,517

Finance income (expense), net	Ps.	884,717	Ps.	(3,350,492)	Ps.	(4,640,976)

(1)	Other finance income (expense), net, consisted primarily of (loss) or gain from derivative financial instruments. In 2013, 2012 and 2011 included changes in fair value from an embedded derivative in a host contract related to the Group’s investment in convertible debentures issued by BMP in the amount of Ps.4,988,479, Ps.901,623 and Ps.(503,200), respectively. In 2012 also included a non-cash cumulative net loss of Ps.(933,000) from changes in fair value related to the Group’s investment in debentures issued by GSF, which amount was reclassified from accumulated other comprehensive loss to consolidated income in connection with the conversion of debentures issued by GSF into shares of common stock of GSF in June 2012 (see Notes 3, 9, 10 and 14).
(2)	In 2013 included interest income from the Group’s investments in financial instruments issued by Ares and BMP in the aggregate amount of Ps.358,927. In 2013, 2012 and 2011 included interest income from the Group’s investments in convertible debentures issued by BMP and GSF in the aggregate amount of Ps.215,702, Ps.411,152 and Ps.435,281, respectively (see Notes 3, 9, 10 and 14).

23. Income Taxes

The income tax provision for the years ended December 31, was comprised of:

	2013		2012		2011
Income taxes, current (1)	Ps.	(6,496,684)	Ps.	(4,833,347)	Ps.	(4,309,129)
Deconsolidation income taxes – 2014 Tax Reform (2)		(7,360,403)		—		—
Income taxes, deferred		10,128,125		780,056		1,083,062

	Ps.	(3,728,962)	Ps.	(4,053,291)	Ps.	(3,226,067)

(1)	In 2013, this line item includes income taxes computed by the Company on a tax consolidated basis for the year ended December 31, 2013, IETU (flat tax) for the year ended December 31, 2013, and amounts resulting from income taxes related to prior years, including the tax payment made in connection with the matter discussed in Note 26.
(2)	In 2013, this line item reflects the effects of the elimination of the tax consolidation regime resulting from the 2014 Tax Reform, which includes the recognition of an additional income tax liability in the aggregate amount of Ps.6,813,595.

The Mexican corporate income tax rate was 30% in 2013, 2012 and 2011. In accordance with the 2014 Tax Reform, the corporate income tax rate will be 30% in 2014 and thereafter.

2014 Tax Reform

In the last quarter of 2013, the Mexican Congress enacted a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013.

As a result of this change, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013, of which Ps.6,629,865 was classified as non-current liabilities as of that date; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

2010 Tax Reform

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

The effects of income tax payable as of December 31, 2013 and 2012, in connection with the 2010 Mexican Tax Reform, are as follows:

	2013		2012
Tax losses of subsidiaries, net	Ps.	350,197	Ps.	431,872
Dividends distributed among the Group’s entities		81,029		—

		431,226		431,872
Less: Current portion (a)		260,285		59,801

Non-current portion (b)	Ps.	170,941	Ps.	372,071

(a)	Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2013 and 2012.
(b)	Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2013 and 2012.

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2013	% 2012	% 2011
Statutory income tax rate	30	30	30
Differences in inflation adjustments for tax and book purposes	2	4	—
Unconsolidated income tax	—	1	(2)
Non-controlling interest	(1)	(1)	(1)
Asset tax	1	(8)	(3)
Intangible assets and transmission rights	(13)	—	—
Tax loss carryforwards	(59)	—	—
2014 Tax Reform	53	—	—
Income tax effect from prior years	12	—	—
Foreign operations	—	(6)	(4)
Share of loss in joint ventures and associates, net	1	1	—
Effect of conversion of convertible bonds	—	7	—
Change in income tax rate	1	—	—
Flat rate business tax	—	1	9

Effective income tax rate	27	29	29

As a result of the 2014 Tax Reform and the elimination of the tax consolidation regime effective on January 1, 2014, the Group recognized the benefits from tax loss carryforwards of certain companies in the Group as of December 31, 2013. The years of expiration of tax loss carryforwards as of December 31, 2013 are as follows:

Year of expiration	Tax loss carryforwards
2014	Ps.	311,507
2015		849,630
2016		984,524
2017		243,508
2018		2,455,875
Thereafter		21,608,436

	Ps.	26,453,480

During 2013, 2012 and 2011, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards in the amounts of Ps.581,564, Ps.317,221 and Ps.1,414,092, respectively which included the operating tax loss carryforwards related to the non-controlling interest of Sky.

Unused tax loss carryforwards from subsidiaries in South America, the United States, and Europe amounted to Ps.1,246,961 as of December 31, 2013, and mature between 2014 and 2032.

The deferred income taxes as of December 31, 2013 and 2012, were principally derived from the following temporary differences:

	2013		2012
Assets:
Accrued liabilities	Ps.	1,455,444	Ps.	1,655,731
Allowance for doubtful accounts		753,090		612,003
Customer advances		2,480,552		2,294,882
Intangible assets and transmission rights		755,985		—
Liabilities:
Investments		(1,147,683)		(647,368)
Property, plant and equipment, net		(1,727,736)		(2,166,293)
Derivative financial instruments		(366,225)		(559,086)
Intangible assets and transmission rights		—		(816,104)
Prepaid expenses and other items		(542,435)		(106,050)

Deferred income taxes of Mexican companies		1,660,992		267,715
Deferred income taxes of foreign subsidiaries		165,832		169,047
Asset tax		845,910		903,484
Flat rate business tax		—		(239,515)
Tax loss carryforwards		7,936,044		—

Deferred income tax asset, net	Ps.	10,608,778	Ps.	1,100,731

The gross movement on the deferred income tax account is as follows:

	2013		2012
At January 1	Ps.	1,100,731	Ps.	451,885
Income statement charge		10,128,125		780,056
Tax charge relating to components of other comprehensive income		(617,803)		(120,846)
Tax charged directly to equity		(2,275)		(10,364)

At December 31	Ps.	10,608,778	Ps.	1,100,731

The analysis of deferred tax assets and liabilities is as follows:

	2013		2012
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps.	12,752,051	Ps.	1,249,642
Deferred tax assets to be recovered within 12 months		3,563,016		3,105,976
Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months		(4,640,993)		(1,817,807)
Deferred tax liabilities to be paid within 12 months		(1,065,296)		(1,437,080)

Deferred tax assets, net	Ps.	10,608,778	Ps.	1,100,731

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2013
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	133,863	Ps.	—	Ps.	133,863
Exchange differences on translating foreign operations		64,591		15,119		79,710
Equity instruments		254,662		(80,657)		174,005
Derivative financial instruments cash flow hedges		17,025		(717)		16,308
1.5% Convertible debentures due 2025 issued by BMP		592,810		(212,804)		380,006
Convertible debt instruments issued by Ares		100,333		(30,100)		70,233
Long-term debt financial instrument issued by Ares		(54,184)		16,255		(37,929)
Available-for-sale investments		987,671		(309,780)		677,891
Share of income of joint ventures and associates		105,259		—		105,259

Other comprehensive income	Ps.	2,202,030		(602,684)	Ps.	1,599,346

Current tax				15,119

Deferred tax			Ps.	(617,803)

	2012
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	(75,065)	Ps.	—	Ps.	(75,065)
Exchange differences on translating foreign operations		(287,343)		82,483		(204,860)
Equity instruments		212,948		(59,625)		153,323
Derivatives financial instruments cash flow hedges		(141,098)		41,379		(99,719)
1.5% Convertible debentures due 2025 issued by BMP		1,202,489		(336,698)		865,791
Convertible debentures issued by GSF:
Loss from changes in fair value		(1,628,675)		456,029		(1,172,646)
Reclassification accumulated result		933,000		(261,240)		671,760
Available-for-sale investments		377,863		(105,802)		272,061
Share of income of joint ventures and associates		50,606		—		50,606

Other comprehensive income	Ps.	644,725		(183,474)	Ps.	461,251

Current tax				(62,628)

Deferred tax			Ps.	(120,846)

	2011
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	2,218	Ps.	—	Ps.	2,218
Exchange differences on translating foreign operations		241,725		(54,782)		186,943
Derivatives financial instruments cash flow hedges		150,016		(54,610)		95,406
1.5% Convertible debentures due 2025 issued by BMP		545,136		(152,600)		392,536
Convertible debentures issued by GSF:
Gain from changes in fair value		695,675		(194,789)		500,886
Available-for-sale investments		(402,187)		112,612		(289,575)
Share of loss of joint ventures and associates		(37,314)		—		(37,314)

Other comprehensive income	Ps.	1,195,269		(344,169)	Ps.	851,100

Current tax				90,329

Deferred tax			Ps.	(434,498)

IETU

Through December 31, 2013, Mexican companies were subject to paying the greater of the Flat Rate Business Tax (“Impuesto Empresarial a Tasa Única” or “IETU”) or the income tax. As part of the 2014 Tax Reform, the IETU was eliminated for Mexican companies beginning on January 1, 2014. The IETU was calculated by applying a tax rate of 17.5%. Although the IETU was defined as a minimum tax, it had a wider taxable base as some of the tax deductions allowed for income tax purposes were not allowed for the IETU. Through December 31, 2013, the Company paid primarily regular income tax on a tax consolidated basis.

24. Earnings per CPO/Share

At December 31, 2013 and 2012, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2013	2012
Total Shares	335,263,053	333,371,978
CPOs	2,404,309	2,392,401
Shares not in the form of CPO units:
Series “A” Shares	53,767,382	53,542,125
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2013, 2012 and 2011, are presented as follows:

	2013				2012				2011
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	2.71	Ps.	0.02	Ps.	3.08	Ps.	0.03	Ps.	2.37	Ps.	0.02

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	2013	2012
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2013, 2012 and 2011, are presented as follows:

	2013				2012				2011
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	2.50	Ps.	0.02	Ps.	2.83	Ps.	0.02	Ps.	2.24	Ps.	0.02

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

Telecommunications

The Telecommunications segment includes the operation of a telecommunication system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); the operation of telecommunication networks covering 50 cities of Mexico (Cablemás); and the operation of telecommunications networks covering Monterrey and suburban areas (Cablevisión). The telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

Also, the telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, radio, and publishing distribution.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2013:
Content	Ps.	33,817,614	Ps.	822,694	Ps.	32,994,920	Ps.	15,565,959
Publishing		3,218,296		58,346		3,159,950		328,901
Sky		16,098,262		24,143		16,074,119		7,340,525
Telecommunications		17,138,795		106,271		17,032,524		6,131,773
Other Businesses		4,855,068		325,870		4,529,198		493,146

Segment totals		75,128,035		1,337,324		73,790,711		29,860,304
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,337,324)		(1,337,324)		—		(1,192,453)
Depreciation and amortization expense		—		—		—		(9,846,366)

Consolidated total before other expense		73,790,711		—		73,790,711		18,821,485 (1)
Other expense, net		—		—		—		(83,150)

Consolidated total	Ps.	73,790,711	Ps.	—	Ps.	73,790,711	Ps.	18,738,335 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2012:
Content	Ps.	32,884,119	Ps.	762,072	Ps.	32,122,047	Ps.	15,411,148
Publishing		3,452,988		60,707		3,392,281		447,630
Sky		14,465,341		64,068		14,401,273		6,558,033
Telecommunications		15,570,433		66,160		15,504,273		5,812,785
Other Businesses		4,211,227		340,692		3,870,535		183,933

Segment totals		70,584,108		1,293,699		69,290,409		28,413,529
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,293,699)		(1,293,699)		—		(1,149,304)
Depreciation and amortization expense		—		—		—		(8,474,240)

Consolidated total before other expense		69,290,409		—		69,290,409		18,789,985 (1)
Other expense, net		—		—		—		(650,432)

Consolidated total	Ps.	69,290,409	Ps.	—	Ps.	69,290,409	Ps.	18,139,553 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2011:
Content	Ps.	30,685,668	Ps.	869,591	Ps.	29,816,077	Ps.	14,480,679
Publishing		3,191,788		67,865		3,123,923		454,729
Sky		12,479,158		39,665		12,439,493		5,789,759
Telecommunications		13,635,354		44,542		13,590,812		4,778,570
Other Businesses		3,825,268		214,032		3,611,236		(132,316)

Segment totals		63,817,236		1,235,695		62,581,541		25,371,421
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,235,695)		(1,235,695)		—		(1,142,532)
Depreciation and amortization expense		—		—		—		(7,361,552)

Consolidated total before other expense		62,581,541		—		62,581,541		16,867,337 (1)
Other expense, net		—		—		—		(593,661)

Consolidated total	Ps.	62,581,541	Ps.	—	Ps.	62,581,541	Ps.	16,273,676 (2)

(1)	Consolidated total represents income before other expense.
(2)	Consolidated total represents consolidated operating income.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2013:
Continuing operations:
Content	Ps.	70,710,221	Ps.	38,646,427	Ps.	1,897,619
Publishing		2,244,618		670,246		8,902
Sky		21,099,963		11,377,840		5,095,984
Telecommunications		34,127,143		8,031,719		7,633,784
Other Businesses		7,038,279		1,860,262		234,383

Total	Ps.	135,220,224	Ps.	60,586,494	Ps.	14,870,672

2012:
Continuing operations:
Content	Ps.	64,858,049	Ps.	29,195,783	Ps.	1,490,228
Publishing		2,293,466		605,401		4,975
Sky		17,003,339		10,835,530		8,057,262
Telecommunications		29,282,141		6,582,298		5,994,469
Other Businesses		6,009,585		1,241,517		247,895

Total	Ps.	119,446,580	Ps.	48,460,529	Ps.	15,794,829

2011:
Continuing operations:
Content	Ps.	64,112,762	Ps.	28,914,363	Ps.	1,599,715
Publishing		2,244,823		752,455		19,120
Sky		11,106,318		6,195,301		2,957,675
Telecommunications		24,064,577		5,524,980		5,146,232
Other Businesses		5,179,126		1,628,793		198,626

Total	Ps.	106,707,606	Ps.	43,015,892	Ps.	9,921,368

Segment assets reconcile to total assets as follows:

	2013		2012
Segment assets	Ps.	135,220,224	Ps.	119,446,580
Investments attributable to:
Content (1)		41,736,174		24,249,662
Telecommunications		14,530,992		18,729,277
Goodwill attributable to:
Content		644,046		644,046
Publishing		343,512		393,642
Telecommunications		1,633,972		1,533,944

Total assets	Ps.	194,108,920	Ps.	164,997,151

(1)	Includes goodwill attributable to equity investments of Ps.359,613 in 2013 and 2012 (see Note 10).

Equity method gain (loss) recognized in income for the years ended December 31, 2013, 2012 and 2011 attributable to equity investments in Content, was Ps.184,564, Ps.50,778 and Ps.(429,680), respectively.

Equity method loss recognized in income for the years ended December 31, 2013, 2012 and 2011 attributable to equity investments in Telecommunications, was Ps.5,840,571, Ps.717,380 and Ps.13,760, respectively.

Segment liabilities reconcile to total liabilities as follows:

	2013		2012
Segment liabilities	Ps.	60,586,494	Ps.	48,460,529
Debt not attributable to segments		54,942,993		48,002,019

Total liabilities	Ps.	115,529,487	Ps.	96,462,548

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2013:
Mexico	Ps.	63,747,899	Ps.	129,048,024	Ps.	14,537,604
Other countries		10,042,812		6,172,200		333,068

	Ps.	73,790,711	Ps.	135,220,224	Ps.	14,870,672

2012:
Mexico	Ps.	59,702,984	Ps.	113,870,653	Ps.	15,677,537
Other countries		9,587,425		5,575,927		117,292

	Ps.	69,290,409	Ps.	119,446,580	Ps.	15,794,829

2011:
Mexico	Ps.	54,325,223	Ps.	102,651,933	Ps.	9,797,397
Other countries		8,256,318		4,055,673		123,971

	Ps.	62,581,541	Ps.	106,707,606	Ps.	9,921,368

Net sales are attributed to geographical segment based on the location of customers.

Net sales from external customers are presented by sale source, as follows:

	2013		2012		2011
Services	Ps.	57,255,507	Ps.	54,182,419	Ps.	49,645,995
Royalties		5,321,561		5,283,553		4,494,305
Goods		2,163,696		2,103,220		1,826,113
Leases		9,049,947		7,721,217		6,615,128

Total	Ps.	73,790,711	Ps.	69,290,409	Ps.	62,581,541

26. Commitments and Contingencies

As of December 31, 2013, the Group had commitments for programming and transmission rights in the aggregate amount of U.S.$123.2 million (Ps.1,610,709) and U.S.$399.0 million (Ps.5,216,925), respectively.

At December 31, 2013, the Group had commitments in an aggregate amount of Ps.466,827, of which Ps.28,266 were commitments related to gaming operations, Ps.85,426 were commitments to acquire television technical equipment, Ps.114,718 were commitments for the acquisition of software and related services, and Ps.238,417 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group will provide financing to GTAC in 2014 in the principal amount of Ps.30,312 (see Notes 3 and 10).

At December 31, 2013, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. Dollars
2014	U.S.$	10,903
2015		8,035
2016		3,758
2017		2,928
2018 and thereafter		—

	U.S.$	25,624

The Company has guaranteed the obligation of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected as long-term debt in the consolidated statement of financial position as of December 31, 2013 and 2012 (see Note 13).

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service in the fourth quarter of 2015. In 2013, Sky recognized investments made in connection with this agreement in the aggregate amount of U.S.$68.7 million (Ps.898,413). As of December 31, 2013, Sky had commitments to invest in 2014 and 2015 in connection with the acquisition and launch of the SM1 satellite in the amounts of U.S.$60.5 million (Ps.791,038) and U.S.$41.8 million (Ps.546,535), respectively.

The Company has guaranteed 35% of the payment obligations of a subsidiary of GSF under a credit agreement with principal maturities between 2015 and 2020. As of December 31, 2013, this guarantee was in the amount (undiscounted) of U.S.$22.7 million (Ps.296,969).

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047.

As of December 31, 2013, non-cancellable annual lease commitments (undiscounted) are as follows:

2014	Ps.	500,150
2015		453,036
2016		418,940
2017		408,445
2018		419,539
Thereafter		809,524

	Ps.	3,009,634

In connection with the Group’s investment in GSF, the Company agreed to make an additional payment of U.S.$400 million (Ps.5,230,000) to GSF if cumulative EBITDA of Iusacell, as defined, reaches U.S.$3,472 million (Ps.45,396,400) at any time between 2011 and 2015 (see Notes 3 and 10).

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against Televisa, for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. Televisa filed a claim before the Federal Tax Court contending such tax assessment. In April 2013, Televisa’s complaint was ultimately resolved by withdrawal of such claim by Televisa and payment in the amount of Ps.343,254 to the SAT (see Note 23).

There are several other legal actions and claims pending against the Group which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

Telecom Reform

On June 12, 2013 a decree amending and supplementing certain articles of the Mexican Constitution in telecommunications matters (the “Telecom Reform”) came into force. On March 24, 2014, the Mexican President sent to the Senate of the Mexican Federal Congress the “Initiative Decree” that amends, supplements and repeals certain provisions relating to television and broadcasting (the “Secondary Legislation”). On February 27, 2014, the “General Guidelines Regarding the Provisions of Section 1 of the Eight Article of the Transitory Decree Amending and Supplementing a Number of Provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Mexican Constitution in Telecommunications” or the Guidelines, were published in the Official Gazette of the Federation, which among other adverse effects, may result in additional costs to the Company’s pay-TV subsidiaries.

On March 6, 2014, the Instituto Federal de Telecomunicaciones (“IFT”) issued a decision (the “Preponderance Decision”) whereby it determined that the Company, together with certain subsidiaries with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities and businesses of the Company’s broadcasting businesses, as well as their results of operations and financial condition.

The Telecom Reform, the Secondary Legislation, secondary regulations that the President or IFT may issue, and certain actions recently taken by IFT affect or may adversely affect the business, results of operations and financial position of certain of the Company’s subsidiaries that provide services in the areas of broadcasting and telecommunications. The Company will continue to analyze and evaluate on an ongoing basis, the impact that the Telecom Reform, the Secondary Legislation, secondary regulations, and the actions taken and to be taken by IFT may have upon it and its subsidiaries.

On March 28, 2014, the Company together with the subsidiaries determined to be Preponderant Economic Agent, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. There can be no assurance that the outcome of such procedure would be favorable to the Company and its subsidiaries.

Issuance of Local Bonds

On April 8, 2014, the Company announced that it successfully priced local bonds (Certificados Bursátiles) for a principal amount of Ps.6,000,000 (the “Bonds”) due 2021 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. The issuance of these Bonds will take place on April 10, 2014. The Bonds will be unsecured. The Company intends to use the net proceeds of the offering of the Bonds for general corporate purposes and working capital.