Form 20-F/A
period 2013-12-31
GRUPO TELEVISA, S.A.B.
filed 2014-05-06
CIK 912892

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) of Grupo Televisa, S.A.B. (the “Registrant”) is being filed solely to correct a typographical error contained in Note 10, Investments in Joint Ventures and Associates, on page F-36 of the Registrant’s consolidated year-end financial statements included in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was originally filed on April 29, 2014 (the “Form 20-F”). The Registrant has corrected the presentation of operating income/(loss) reported on page F-36 relating to its joint venture GSF.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 8 and Item 18 (each of which incorporates by reference pages F-1 through F-70), Item 19, pages F-1 through F-70 (including the corrected page F-36), the signature pages and required certifications of the chief executive officer and chief financial officer of the Registrant, as well as the consent of the Registrant’s independent registered public accounting firm.

This Amendment No. 1 does not reflect any events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described in this explanatory note and reflected below. No other changes have been made to the Form 20-F, and the information contained in this Amendment No. 1 is current only as of the time of the filing of the Form 20-F.

Part I

Item 8.	Financial Information

See “Financial Statements” and pages F-1 through F-70, which are incorporated in this Item 8 by reference.

Part III

Item 18.	Financial Statements

See pages F-1 through F-70, which are incorporated in this Item 18 by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number		Description of Exhibits

1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).

2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).

2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).

2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

2.10	—	Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

2.12	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.13	—	Thirteenth Supplemental Indenture relating to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of August 21, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.14	—	Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.15	—	Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).

2.16	—	Sixteenth Supplemental Indenture relating to the 7.25% Peso Denominated Senior Notes due 2043 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, the Bank of New York Mellon, London Branch, as London Paying Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 14, 2013 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 14, 2013 and incorporated herein by reference).

4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).

4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).

4.3	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.4	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

4.5	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.6	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April 2006 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.7	—	Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.8	—	Full-Time Transponder Service Agreement, dated as of November , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

4.9*	—	Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.10	—	Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.11	—	$1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.12	—	Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.13	—	Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.14*	—	Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.15	—	Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.16*	—	Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors (previously filed with the Securities and Exchange Commission as Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.17*	—	Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.18	—	Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.19*	—	Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.20	—	Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.21*	—	Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.22	—	English summary of Shareholders’ and Share Purchase Agreement, dated as of December 16, 2010 (and amended on April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., Mexico Media Investments, S.L., Sociedad Unipersonal, GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. and Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.23	—	English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.24	—	English Summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.25	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.26	—	English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.27	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.28	—	English summary of Ps.2,500 million credit agreement, dated as of March 30, 2011, between the Registrant and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.29	—	English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (previously filed with the Securities and Exchange Commission as Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.30	—	English summary of Ps.2,000 million credit agreement, dated as of March 30, 2011, between the Registrant and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (previously filed with the Securities and Exchange Commission as Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.31**	—	English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures.

4.32**	—	English summary of call and put option agreement, dated July 31, 2013, by and among Tenedora Ares, S.A.P.I. de C.V., Thomas Stanley Heather Rodríguez, Vamole Inversiones 2013, S.L. Sociedad Unipersonal and Arretis, S.A.P.I. de C.V.

8.1**	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 6, 2014.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 6, 2014.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 6, 2014.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 6, 2014.

23.1	—	Consent of PricewaterhouseCoopers, S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
**	Previously filed.

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

Date: May 6, 2014

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

Amounts of consolidated net sales, depreciation and amortization, operating income, interest expense, income tax expense, net income or loss, and comprehensive income or loss related to GSF for the years ended December 31, 2013 and 2012, are set forth as follows:

	2013		2012 (a)
Net sales	Ps.	19,582,451	Ps.	17,382,368
Depreciation and amortization		2,378,885		2,017,128
Operating income (loss)		(1,093,673)		(1,787,456)
Interest expense		(1,149,683)		(1,363,627)
Income tax expense		342,215		467,075
Net (loss) income attributable to:
Controlling stockholders of GSF		(1,991,059)		(2,232,394)
Non-controlling interests		73		(79)
Comprehensive (loss) income attributable to:
Controlling stockholders of GSF		(1,990,710)		(2,227,826)
Non-controlling interests		73		(79)

(a)	As discussed in Note 3, the Group started recognizing equity method in its investment in GSF in the second half of 2012. The net loss, other comprehensive income and comprehensive loss attributable to controlling stockholders of GSF for the six months ended December 31, 2012, amounted to Ps.(1,336,261), Ps.4,568 and Ps.(1,331,693), respectively.

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