Form 20-F
period 2014-12-31
GRUPO TELEVISA, S.A.B.
filed 2015-04-29
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was:

115,036,546,966 A Shares

53,330,818,793 B Shares

84,844,426,221 L Shares

84,844,426,221 D Shares

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2014 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2014, 2013, 2012 and 2011 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2014 and 2013, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2014, 2013, 2012 and 2011, and the accompanying notes appearing elsewhere in this annual report. As required by regulations for listed companies in the United Mexican States, or Mexico, issued by the Comisión Nacional Bancaria y de Valores, or Mexican Banking and Securities Commission, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards, or Mexican FRS, as issued by the Consejo Mexicano de Normas de Información Financiera, or Mexican Financial Reporting Standards Board, and began using International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for financial reporting purposes.

The financial information as of December 31, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2014, 2013, 2012 and 2011, was prepared in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial information was reported previously in accordance with Mexican FRS. Accordingly, the financial information as of and for the year ended December 31, 2011 is not directly comparable to previously reported financial information as of and for the year ended on that date. This data should also be read together with “Operating and Financial Review and Prospects”. In preparing our opening IFRS statement of financial position as of January 1, 2011, we adjusted amounts previously reported in our consolidated financial statements prepared in accordance with Mexican FRS. Pursuant to an accommodation from the Securities and Exchange Commission, or SEC, we only include selected financial data as of December 31, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2014, 2013, 2012 and 2011.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2014, which was Ps.14.7613 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2014		2014	2013	2012	2011
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,428	Ps. 80,118	Ps. 73,791	Ps. 69,290	Ps. 62,582
Operating income		945	13,956	18,738	18,140	16,274
Finance (expense) income, net (2)		(293)	(4,329)	885	(3,350)	(4,641)
Net income		451	6,660	10,234	10,069	7,957
Net income attributable to stockholders of the Company		365	5,387	7,748	8,761	6,666
Net income attributable to non-controlling interests		86	1,273	2,486	1,308	1,291
Basic earnings per CPO attributable to stockholders of the Company (3)		—	1.87	2.71	3.08	2.37

	Year Ended December 31,
	2014		2014	2013	2012	2011
Diluted earnings per CPO attributable to stockholders of the Company (3)		—	1.74	2.50	2.83	2.24
Weighted-average number of shares outstanding (in millions)(3)(4)		—	337,551	335,263	333,372	329,463
Cash dividend per CPO(3)		—	—	0.70	0.35	0.35
Comprehensive Income Data:
Total comprehensive income	U.S.$	608	Ps. 8,982	Ps. 11,833	Ps. 10,530	Ps. 8,808
Total comprehensive income attributable to stockholders of the Company		520	7,672	9,336	9,243	7,442
Total comprehensive income attributable to non-controlling interests		89	1,310	2,497	1,287	1,366

	As of December 31,
	2014		2014	2013	2012	2011
Financial Position Data:
Cash and cash equivalents	U.S.$	2,014	Ps. 29,729	Ps. 16,692	Ps. 19,063	Ps. 16,276
Temporary investments		324	4,789	3,723	5,317	5,423
Total assets		15,957	235,552	194,109	164,997	153,300
Short-term debt and current portion of long-term debt (5)		23	337	314	375	1,170
Interest payable(5)		66	975	796	742	793
Long-term debt, net of current portion(6)		5,464	80,661	59,743	52,616	54,795
Customer deposits and advances		1,384	20,435	22,437	21,985	21,386
Capital stock		337	4,978	4,978	4,978	5,041
Total equity (including non-controlling interests)		5,956	87,915	78,579	68,535	59,089
Shares outstanding (in millions)(4)		—	338,056	335,501	333,898	330,862

	Year Ended December 31,
	2014		2014	2013	2012	2011
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,928	Ps. 28,463	Ps. 23,806	Ps. 22,556	Ps. 23,004
Net cash used in investing activities		(1,541)	(22,740)	(25,246)	(12,167)	(25,232)
Net cash provided (used) in financing activities		490	7,231	(924)	(7,548)	(2,543)
Increase (decrease) in cash and cash equivalents		883	13,037	(2,371)	2,787	(4,667)
Other Financial Information:
Capital expenditures(7)	U.S.$	1,276	Ps. 17,004	Ps. 14,871	Ps. 11,428	Ps. 9,669
Other Data (unaudited):
Magazine circulation (millions of copies)(8)		—	117	126	129	132
Number of employees (at year end)		—	39,500	32,000	28,600	26,300
Number of Sky subscribers (in thousands at year end)(9)		—	6,638	6,015	5,153	4,008
Number of Pay Television RGUs (in thousands at year end)(10)		—	3,357	2,495	2,309	2,183
Number of Broadband Internet RGUs (in thousands at year end)(10)		—	2,289	1,667	1,306	1,066
Number of Digital Telephony RGUs (in thousands at year end)(10)		—	1,228	916	754	650

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs.

(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance expense or income, net. See Note 22 to our consolidated year-end financial statements.
(3)	For further analysis of net income per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In 2014, the Company´s stockholders did not approve the payment of any dividends. In December 2013, April 2013, 2012 and 2011, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	As of December 31, 2014, 2013, 2012 and 2011 we had four classes of common stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing 5 CPOs. As of December 31, 2014, there were approximately 2,424.1 million CPOs issued and outstanding, each of which was represented by 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and an additional number of approximately 54,433.6 million A Shares, 0.2 million B Shares, 0.2 million D shares and 0.2 million L Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.
(5)	The figures set forth in this line item are presented as the principal amount net of financing costs incurred. Interest payable is included in short-term debt and current portion of long-term debt in the consolidated statements of financial position as of December 31, 2014 and 2013, and was previously presented as a separate line item of consolidated current liabilities in the consolidated statement of financial position. See Notes 2(n) and 13 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented as the principal amount net of financing costs incurred. See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 13 to our consolidated year-end financial statements.
(7)	Capital expenditures are those investments made by us in property, plant and equipment. The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translation for capital expenditures is determined by reference to the Interbank Rate on the dates on which a given capital expenditure was made. See “Information on the Company — Capital Expenditures”.
(8)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.
(9)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — DTH Ventures”.
(10)	An RGU is defined as an individual service subscriber who generates recurring revenue under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, and Grupo Cable TV, S.A. de C.V., or Cablecom, (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI and Cablecom given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Telecommunications” and “Information on the Company — Business Overview — Telecommunications”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the A Shares and B Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the A Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the A Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. In addition to the dividend payment approved by our stockholders on April 2, 2013, and based on a proposal by our Board of Directors, on December 9, 2013, at a general stockholders’

meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The dividend approved on December 9, 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014. On April 29, 2015, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2010	13.1940	12.1556	12.6237	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
2014	14.7940	12.8455	13.3022	14.7500
October	13.5727	13.3940	13.4795	13.4825
November	13.9210	13.5360	13.6148	13.9210
December	14.7940	13.9355	14.5205	14.7500
2015 (through April 24, 2015)	15.5815	14.5640	15.0098	15.3825
January	15.0050	14.5640	14.6972	15.0050
February	15.1025	14.7480	14.9170	14.9390
March	15.5815	14.9330	15.2375	15.2450
April (through April 24, 2015)	15.4275	14.8025	15.1770	15.3825

(1)	Average rates reflect the average of the daily exchange rate during the relevant period.

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

On April 24, 2015 the noon buying rate was Ps. 15.3825 per U.S.$1.00.

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

Risk Factors Related to Mexico

Economic and Political Developments in Mexico May Adversely Affect Our Business

Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the depreciation or appreciation of the Peso as compared to the U.S. Dollar and other currencies, Mexican inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 4.0% in 2012, increased by 1.4% in 2013 and increased by 2.1% in 2014. Mexican GDP growth fell short of Mexican government forecasts in 2014 and, according to Mexican government forecasts, Mexican GDP is expected to increase by approximately 3.0% in 2015. We cannot assure you that these estimates and forecasts will prove to be accurate.

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

Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. As a global media and telecom company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

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

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than 20 years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past Mexico has experienced high levels of inflation, although the rates have been lower for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.6% in 2012, 4.0% in 2013, 4.1% in 2014 and is projected to be 3.0% in 2015. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past Mexico had, and may in the future have, real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.3%, 3.8% and 3.0% for 2012, 2013 and 2014, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The Mexican Federal Congress is not controlled by any single political party. However, the Partido Revolucionario Institucional, or the PRI, holds a significant position both in the Senate and in the Cámara de Diputados, or the Chamber of Representatives.

The current administration has been pursuing significant amendments to Mexico’s laws, regulations, public policies and government programs. Mexico’s current President Enrique Peña Nieto and the three main political parties of Mexico (i.e. PRI, Partido Acción Nacional, or PAN, and the Partido de la Revolución Democrática, or PRD) signed the Pacto por México, or Pact for Mexico in 2012. In accordance with the Pact for Mexico, during 2013 several amendments to the Constitución Política de los Estados Unidos Mexicanos, or the Political Constitution of the United Mexican States, or Mexican Constitution, were approved, relating to (i) antitrust, (ii) telecommunications, (iii) public bids to grant new concessions to offer broadcasting services, (iv) energy policy and (v) education. Likewise, in accordance with the Pact for Mexico, in January 2014, amendments were made to 34 Mexican financial laws. During 2014, pursuant to the transitory articles of the June 2013 Telecom Reform, the Mexican Federal Congress amended the applicable legal framework to implement the relevant provisions of the Mexican Constitution, and issued the new Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR, on July 14, 2014 and the Ley Federal de Competencia Económica, or Mexico’s New Federal Antitrust Law, which became effective on July 7, 2014. Such changes may have a material adverse effect on the Mexican economic, social and political situation, and on our business, financial condition and results of operations. See “— Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures

Mexico’s New Federal Antitrust Law and the LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions.

In addition, the New Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or CFCE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the CFCE, as applicable, is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the CFCE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.

IFT or CFCE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are subject to change and are affected by the actions of various Mexican federal, state and local government authorities. In that regard, existing laws and regulations including, among others, tax, social security, antitrust and telecom laws were recently amended and the manner in which these laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue.

As a result of the amendments to the Mexican Constitution and the new LFTR, relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum are now only granted through public bid processes. As a result of such reform, a new “Auction Program for Digital Television Broadcast Frequencies”, or the Program, was approved by IFT and took place in 2014. The Program granted concessions over frequencies that might be grouped in order to create at least two national networks with national geographic coverage, or National Digital Networks. The Program provided that holders of concessions that may be granted thereunder will only be entitled to provide broadcasting services, in connection with each radioelectric frequency (channel), within the geographic coverage zone defined by the Program.

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

Those who participated in the public auction had obtained a prior favorable antitrust opinion from IFT granted under the New Federal Antitrust Law. We were prevented from participating in the bidding. The bidding rules were published by IFT on its internet site on March 9, 2014. In March 2015, IFT issued its ruling announcing Grupo Radio Centro, S.A. de C.V., or Grupo Radio Centro and Cadena Tres I, S.A. de C.V., or Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage. However, since Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. Cadena Tres has completed the process and has received its license. See “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

The 2010 Decree modified the policy published by the SCT in July 2004, which established procedures and set forth other applicable provisions for the transition to digital television. According to the June 2013 “Decree amending and supplementing certain provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Mexican Constitution in telecommunications matters”, or the Telecom Reform, the transition to television and radio digital broadcasting will be completed by December 31, 2015. To date, analog broadcasting in several municipalities in the States of Baja California, Coahuila, Nuevo Leon, and Tamaulipas have been terminated and, in the coming months, analog broadcasting will be terminated in various states of Mexico on a staggered basis. Until the analog shutdown is completed, we cannot determine what impact, if any, the digital transition will have on us or our operations.

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

In February 2014, certain subsidiaries of the Company filed an amparo proceeding challenging the constitutionality of the elimination of the deduction of 47% of the non-taxable employee benefits against the income tax. The amparo petition is pending resolution.

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

The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

On June 12, 2013, the Telecom Reform came into force. As a result of the Telecom Reform, the LFTR was published in the Official Gazette of the Federation, and became effective on August 13, 2014. The LFTR amends, supplements and repeals certain provisions related to previous telecommunications and broadcasting legislation, in order to be consistent with the Telecom Reform. The Telecom Reform, the LFTR any regulations related thereto to be issued by the President and IFT, as applicable, and certain actions recently taken by IFT, or to be taken by IFT from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

The LFTR provides that measures taken or decisions issued by IFT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by IFT is declared void or unconstitutional by a competent court through a binding and final judgment, IFT’s decision, action or omission will be valid and will have full legal effect.

As a result of the reforms to the Constitution and the must-offer and must-carry regulations issued by IFT, starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the Telecom Reform. Also, since September 10, 2013, our pay-TV concessionaires are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

On April 11, 2014, we, together with some of our subsidiaries, filed an amparo proceeding challenging the constitutionality of the Guidelines. On February 2015, certain amendments to the Guidelines were published in the Official Gazette, which among other provisions, require pay-TV concessionaires to retransmit the broadcast signals on all the commercial packages they offer to their subscribers and not only on their basic packages. On March 2015, the Company and the aforementioned subsidiaries, filed an extension to the original claims in the amparo proceeding, which is still under review by the relevant court. There can be no assurance that the outcome of such proceeding will be favorable to us and our subsidiaries.

On November 22, 2013, the Head of the Regulatory Policy Unit of IFT delivered to us and certain of our subsidiaries that hold concessions that provide broadcast television services a notice of initiation of an investigation to determine the existence of an agente económico preponderante, or preponderant economic agent, in the broadcasting sector and the imposition of necessary measures to prevent adverse effects on competition. On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•	Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. On December 19, 2014, an infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website. The price to be paid by the concessionaires for the use of our infrastructure is subject to negotiation. As of this date, we have not received any request from third-party concessionaries. If the Company and the relevant concessionaire do not agree on a price, the IFT may determine a price, which, if it does not meet market conditions, may affect the businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

•	Advertising sales – According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminate with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision, may give a competitive advantage to, among others, our broadcast television competitor, TV Azteca, S.A.B. de C.V., or TV Azteca, and new concessionaires of broadcast television spectrum.

•	Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as cruising the internet or playing videogames, among others.

•	Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form. This may significantly unpackaged form. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval – The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitor, TV Azteca, and to new licensees of broadcast television spectrum.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The resolution is still pending. There can be no assurance that the outcome of such procedure will be favorable to us and our subsidiaries.

The Telecom Reform provided for a public bid or auction to grant licenses to establish the National Digital Networks. The “Auction Program for Digital Television Broadcast Frequencies” took place in 2014 and the first part of 2015. On March 7, 2014, IFT published in the Official Gazette of the Federation a resolution whereby concessionaires or groups having commercial, organizational, economic or legal relations and that together hold concessions for broadcasting services representing at least 12 MHz of radio-electric spectrum in any geographic coverage zone may not participate in the public bid for National Digital Networks. Accordingly, we were prevented from participating in the bidding. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage. However, since Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. Cadena Tres has completed the process and has received its license.

When the National Digital Networks are established, they will compete with our broadcasting subsidiaries for advertising revenues, which together with the measures previously described, can affect revenues and operating results and our ability to have access to competitive content or content of interest to advertisers and audiences. As a result, these advertisers and audiences may move to other broadcast television stations or other technological platforms, and our audience share may be reduced. Likewise, we may incur additional costs in order to meet other obligations of IFT as previously described and which may be imposed on us as a result of the LFTR and the secondary regulations issued by the President and IFT, as applicable.

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

The LFTR provides that integrated multiservice concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years. To request the renewal of a concession, a concession holder must (i) file its request with IFT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that IFT may impose. In such cases, IFT will issue its ruling within 180 days following the date the concession holder files the renewal request. If IFT does not issue its ruling within 180 days the renewal will be automatically granted.

In the case of concessions for the use of radio-electric spectrum, the maximum term of renewal is 20 years. Renewal of concessions for the use of spectrum require, among others: (i) to request such renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by IFT in this regard.

On March 13, 2015, the investigative authority of the IFT issued a preliminary opinion (the “Opinion”) which was published in the Official Gazette on March 18, 2015. The Opinion was issued pursuant to Transitory Article 39 of the LFTR and presumes the probable existence of substantial power in the market of pay television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. As of this date, the Governing Board of the IFT, has not made a determination regarding the existence of such substantial power. All parties may offer evidence and arguments and the Company prepared and filed its proof and evidence to rebut the Opinion. After the completion of several procedural stages, the Governing Board of the IFT will issue a resolution. In the event such resolution is not favorable to the Company, the Company may file an amparo proceeding against such resolution. In the event the Governing Board of the IFT determines that the Company and certain of its subsidiaries have substantial power in the pay television and audio market in Mexico, the IFT may initiate another proceeding to impose certain measures, conditions, terms and restrictive covenants, that may materially and adversely affect the activities and business of the Company directly related to the provision of pay television and audio services. The Company may take legal action against such measures, conditions, terms and restrictive covenants; however, there can be no assurance that the outcome of such actions will be favorable to the Company.

Overall, the Telecom Reform, the LFTR and secondary regulations to be issued by the President or IFT, as applicable, as well as any actions taken by IFT, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services. Moreover, the entry of new market participants and the introduction of new products could result in an impairment to the prices of some of our products and/or costs and adversely affect our results in some business segments in future periods.

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

See “Information on the Company — Business Overview — Regulation — Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 43.0% of the outstanding A shares, 0.1% of the outstanding B shares, 0.1% of the outstanding D shares and 0.1% of the outstanding L shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust. The A Shares held through the Azcárraga Trust constitute a majority of the A Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Risk Factors Related to Our Business

The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions

In June 2013, the Mexican Federal Congress passed the Telecom Reform which, among other things, created IFT. IFT has the authority to grant concessions for radio and television stations as well as for telecommunications services.

Under Mexican law, we need concessions from IFT (previously SCT) to broadcast our programming over our television and radio stations, and to provide telecommunication services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our broadcast television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2015 to 2020. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Telecommunications concessions range from 2015 to 2044 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2015 to 2044. Cablevisión obtained a telecommunications concession, which expires in 2029. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated multiservice concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years. To request the renewal of a concession, a concession holder must (i) file its request with IFT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that IFT may impose. In such cases, IFT will have to issue its ruling within 180 days following the date the concession holder files the renewal request. If IFT does not issue its ruling within 180 days the renewal will be automatically granted.

In the case of concessions for the use of radio-electric spectrum, the maximum term of renewal is 20 years. Renewal of concessions for the use of spectrum requires, among others: (i) to request such renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by IFT in this regard.

Under Mexican law, we need a permit, or Gaming Permit, from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to operate our gaming business. The operation of our gaming business may be terminated or interrupted if the Mexican Government does not renew or revokes our Gaming Permit. The Gaming Permit was granted to us on May 25, 2005 and the expiration date is May 24, 2030. We are unable to predict if we will obtain a renewal of the Gaming Permit. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “ — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

In television broadcasting, we face substantial competition from TV Azteca and other broadcasters such as Cadena 3 and Multimedios, among others. See “Information on the Company — Business Overview — Television — Television Industry in Mexico” and “Information on the Company — Business Overview — Television — Content”.

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico and audiovisual content distributed over the internet and videogame systems.

We will also face additional competition in television broadcasting from at least Cadena Tres, which was granted a free to air broadcasting license with separate national coverage by IFT in March 2015. See “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

In radio broadcasting, we compete with other radio stations in their respective markets. Among our main competitors in the radio broadcast business are Grupo Radio Centro, NRM Comunicaciones, S.A. de C.V. and Grupo Acir, S.A. de C.V.

With respect to advertising, our radio and television stations compete with other radio and television stations in their respective markets, as well as with other advertising media, such as pay-TV, newspapers, magazines, internet and outdoor advertising.

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, and from cable television companies which are subsidiaries of the Company. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

At the end of 2012, Axtel launched a new product called Axtel TV, which, under its basic package, offers up to 62 standard definition channels, optional virtual recording, in addition to internet and voice services.

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

Our pay-TV companies face competition from IPTV or online television providers such as Netflix and Claro Video, as well as from other pay-TV operators such as Total Play, Megacable and other cable television companies, as well as from Dish Mexico and Sky.

Our principal competitors in the gaming industry are Codere S.A., or Codere, Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, and Grupo Caliente S.A. de C.V., or Grupo Caliente.

With respect to the lottery industry, our principal competitors are the governmental lotteries, Pronósticos Deportivos and Loteria Nacional.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2012, 2013 and 2014 we recognized 32.2%, 33.5% and 33.9%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic. The remaining balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA. Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova. According to public information, DIRECTV announced on September 25, 2014 a proposed merger with AT&T Inc., which currently remains subject to regulatory review and approval by the U.S. Department of Justice, or DOJ and the U.S. Federal Communications Commission, or FCC.

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

The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, which was launched in the first quarter of 2010. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service during 2015. In the future, we may have to invest in additional satellite capacity. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.

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

The Results of Operations of Broadcasting Media Partners, Inc. May Affect Our Results of Operations and the Value of Our Investment in That Company

In December 2010, we made a substantial investment in Broadcasting Media Partners, Inc., or BMP, the parent company of Univision Communications, Inc., or Univision. However, we do not control and do not consolidate the results of BMP. Most of our investment in BMP is currently held in the form of convertible debentures. Our conversion of the debentures into shares of common stock of BMP is subject to certain conditions. The value of the common stock of BMP could materially increase or decrease the carrying value of the convertible debentures, as they are measured at fair value. After the conversion, we will remain a minority equity holder of BMP. The results of operations of BMP and Univision may affect the value of our investment in BMP and our results of operations. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt, (ii) cancellation, reductions or postponements of advertising, (iii) possible strikes or other union job actions, (iv) changes in the rules and regulations of the FCC, (v) an increase in the cost of, and decrease in the supply or quality of, programming, (vi) an increase in the preference among Hispanics for English-language programming, (vii) competitive pressures from other broadcasters and other entertainment and news media and (viii) the impact of new technologies.

There can be no assurance that the results of operations of BMP and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in such company, or that such results will not materially and adversely affect our results of operations. See “— Risk Factors Related to Mexico — Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures”.

The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition

On February 14, 2014, the Mexican Ministry of Health published in the Official Gazette of the Federation an amendment to the Regulations of the General Health Law on Advertising, pursuant to which advertisers of certain high-caloric foods and non-alcoholic beverages are required to obtain prior permission from the health authorities in order to advertise their products on radio, broadcast television, pay-TV and in movie theaters (the “Health Law Amendment”). The Health Law Amendment became effective on April 16, 2014 and comprehensive guidelines entitled “Guidelines with nutritional and advertising criteria for advertisers of food and non-alcoholic beverages for obtaining permission for the advertising of their products with respect to the provisions of Articles 22bis and 79 of the Regulations of the General Health Law on Advertising” (the “Health Law Guidelines”) were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014 for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015.

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

Starting on July 2014, our advertising results were adversely affected by the Health Law Amendment. We cannot predict the impact or effect that such Amendment might continue to have on our results of operations in the future.

Risk Factors Related to Our Securities

Any Actions Stockholders May Wish to Bring Concerning Our Bylaws or the CPO Trust Must Be Brought in a Mexican Court

Our bylaws provide that a stockholder must bring any legal actions concerning our bylaws in courts located in Mexico City. All parties to the trust agreement governing the CPOs, including the holders of CPOs, have agreed to submit any legal actions concerning the trust agreement only to Mexican courts.

Non-Mexicans May Not Hold A Shares, B Shares or D Shares Directly and Must Have Them Held in a Trust at All Times

Although, as a result of the Telecom Reform, foreign investors are no longer restricted from holding equity interests in Mexican companies doing business in the telecommunications industry, the trust governing the CPOs and our bylaws nevertheless restrict non-Mexicans from directly owning A Shares, B Shares or D Shares. Non-Mexicans may hold A Shares, B Shares or D Shares indirectly through the CPO Trust, which will control the voting of such shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

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

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of CPOs or GDSs are not entitled to vote the A Shares, B Shares and D Shares underlying their securities. The L Shares underlying CPOs or GDSs, the only series of our Shares that can be voted by non-Mexican holders of CPOs or GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the L Shares and other actions which are adverse to the holders of the L Shares. For a brief description of the circumstances under which holders of L Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings”.

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

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash

Under Mexican law and our bylaws, our stockholders have preemptive rights with respect to capital increases. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure you that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights”.

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

Forward-Looking Statements

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

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

Capital Expenditures

The table below sets forth our projected capital expenditures for the year ended December 31, 2015 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2014, 2013 and 2012. For a discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2015 as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

	Year Ended December 31,(1)
	2015 (Forecast)		2014 (Actual)		2013 (Actual)		2012 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures(2)	U.S.$	1,400.0	U.S.$	1,275.8	U.S.$	1,157.8	U.S.$	881.1
BMP(3)		—		—		—		22.5
GTAC(4)		8.8		8.3		10.5		7.8
Iusacell(5)		—		—		122.9		—
Cablecom (6)		—		447.6		742.6		—
Other acquisitions and investments (7)		656.0		0.8		8.6		5.7

Total capital expenditures and investments	U.S.$	2,064.8	U.S.$	1,732.5	U.S.$	2,042.4	U.S.$	917.1

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2014, 2013 and 2012 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.
(2)	Reflects capital expenditures for property, plant and equipment, in all periods presented. Includes U.S.$702.9 million in 2014, U.S.$599.9 million in 2013 and U.S.$455.4 million in 2012 for the expansion and improvement of our Telecommunications segment; U.S.$388.8 million in 2014, U.S.$397.7 million in 2013 and U.S.$292.1 million in 2012 for the expansion and improvement of our Sky segment; U.S.$4.5 million in 2014, U.S.$13.3 million in 2013 and U.S.$16.9 million in 2012 for our Gaming business; and U.S.$179.6 million in 2014, U.S.$146.9 million in 2013 and U.S.$116.7 million in 2012 for our Content segment and other businesses. In the fourth quarter of 2012 we recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment. The forecast amount for 2015 totaling U.S.$ 1,400.0 million includes capital expenditures of U.S.$900.0 million and U.S.$370.0 million for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$130.0 million is for our Content and Other Businesses segments.
(3)	In August 2012, we made an additional investment of U.S.$22.5 million in cash, by which we increased our interest in BMP from 7.1% to 8.0%.
(4)	During 2015 we expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the principal amounts of Ps.130 million (U.S.$8.8 million). In 2014, we provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the principal amounts of Ps.121.5 million (U.S.$8.3 million). In 2013, we provided financing to GTAC, in connection with long-term credit facilities in the aggregate principal amount of Ps.56.6 million (U.S.$4.6 million) and U.S.$5.9 million. In 2012, we provided financing to GTAC, in connection with a long-term credit facility in the aggregate principal amount of Ps.103 million (U.S.$7.8 million).
(5)	In 2013 we made additional capital contributions in connection with our 50% joint interest in GSF Telecom Holdings, S.A.P.I de C.V. (“GSF”) in the aggregate amount of Ps.1,587.5 million (U.S.$122.9 million). In September 2014, our partner in GSF agreed to purchase our 50% joint interest in GSF for the purchase price of U.S.$717 million. As a result of the transaction, we recognized a one-time non-cash loss on the disposal of our investment in GSF of approximately U.S.$320 million, and a related account receivable of U.S.717 million. In December 2014 we obtained the regulatory approval for this transaction. In January 2015, we received proceeds of U.S.$717 million in connection with the disposal of our investment in GSF. Part of the proceeds were used to acquire, through a series of transactions, 100% of the equity interest of Cablevisión Red, S.A. de C.V. (“Telecable”).
(6)	In 2013 we made an investment in the amount of Ps.7,000 million (U.S.$547.6 million) in convertible debt instruments which, pursuant to applicable regulations, allowed us to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom, a telecommunications company that offers video, telephony and data services in Mexico. As part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million. In 2014, we made an additional consideration in cash in the amount of Ps.5,908.0 million (U.S.$447.6 million) in connection with the acquisition of all of the equity interest of Cablecom, which included the conversion of the convertible debt instruments and the capitalization of a long-term instrument issued by Ares.
(7)	In January 2015, we acquired, through a series of transactions, all of the equity interest of Telecable for an aggregate consideration of Ps.10,001.8 million (U.S.$656.0 million). Telecable is a telecommunications company that provides video, data and telephone services, primarily in six states of Mexico.

In 2014, 2013 and 2012, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2015 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity, and/or borrowings. The amount of borrowings required to fund these cash needs in 2015 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

Business Overview

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. We operate four broadcast channels in Mexico City and complement our network geographic coverage through affiliated stations throughout the country. We produce pay-TV channels with national and international feeds, which reach subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific. We export our programs and formats to television networks around the world. In 2014, we exported 87,143 hours of programming to 83 countries, excluding the United States. In the United States, we have granted Univision the exclusive right to broadcast substantially all of the content we produce pursuant to a program license agreement.

We believe we are the most important Spanish-language magazine publisher in the world, as measured by circulation, with an annual circulation of approximately 117 million magazines publishing 182 titles in approximately 21 countries.

Televisa is also an active participant in Mexico’s telecommunications industry. We own 58.7% of Sky, a DTH satellite television provider in Mexico, Central America and the Dominican Republic. Televisa also participates in Mexico’s telecommunications industry in many regions of the country where it offers video, voice and broadband services. We own Cablemás, have a controlling stake in Cablevisión and TVI, and as part of the expansion of our telecommunications business, we acquired Cablecom in August 2014, and in January 2015 we acquired Telecable.

We also own Televisa.com as well as 15 other web portals of our brands and products and four main mobile apps with more than 20 million downloads, a gaming business which includes casinos, a 50% stake in a radio company that as of December 31, 2014 reached 73% of the Mexican population, a feature film production and distribution company, a soccer team and a stadium in Mexico, and an unconsolidated equity stake in Ocesa Entretenimiento, S.A. de C.V., or OCEN, one of the leading live entertainment companies in Mexico.

In February 2012, we exchanged our 40.7680% equity interest in Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”), a free-to-air television channel in Spain, for equity participations equivalent to 14.5% of the capital stock of Imagina, which at the time was the indirect owner of the majority equity interest in La Sexta. La Sexta has subsequently merged with Atresmedia Corporación de Medios de Comunicación, S.A. (“Atresmedia”)-holder of Antena 3 Television, or A3TV-a publicly traded company on the Madrid Stock Exchange.

In December 2010, we made a substantial investment in BMP, the parent company of Univision, the leading Spanish-language media company in the United States. As a result, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the FCC, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in BMP.

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

In April 2008, we began broadcasting more than 1,000 hours per year of NBC Universal’s Telemundo’s original programming on Channel 9. Currently and through December 2015, we pay Telemundo a fixed license fee for the broadcast of Telemundo’s programming on our Channel 9 Network. Beginning January 2016, we will pay Telemundo a license fee based on a percentage of all revenues generated from sales related to Telemundo programming, unless we agree on something different. In addition, since 2010 we distribute, via Sky and Cablevisión, a new pay-TV channel in Mexico produced by Telemundo principally featuring Telemundo branded content. See “— Television — Programming — Foreign-Produced Programming”. As a result of the strategic alliance agreement entered into with Telemundo, we distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms. In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico.

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

Maintaining High Operating Segment Income Margins. Our content operating segment income margins for 2013 and 2014 were 46.0% and 44.6%, respectively. We intend to continue maintaining high operating segment income margins in our content businesses by increasing revenues and controlling costs and expenses.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on a particular segment of our business. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged the lowest rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. All advertisers are billed for actual minutes used; the amount billed depends on the calendar quarter, channel, and hour in which the spot is transmitted. We previously billed most of our advertising customers on a cost-per-rating-point basis based on audience share and ratings as published by the Mexican company IBOPE AGB Mexico, or IBOPE. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we no longer use IBOPE’s statistical data and we have been billing our advertising customers based on fixed pricing rather than on a cost-per- rating-point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 46%, 52% and 47% of total available national advertising time on our networks during prime time broadcasts in 2012, 2013 and 2014, respectively, and approximately 39%, 43% and 39% of total available national advertising time during all time periods in 2012, 2013 and 2014, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Continue Building Our DTH and Telecommunications Platforms

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 6.6 million subscribers, of which 2.6% were commercial subscribers as of December 31, 2014.

In the fourth quarter of 2012, IS-21, a new satellite of Intelsat, our primary satellite provider, started service, replacing Intelsat’s IS-9 satellite. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service during 2015. In the future, we may have to invest in additional satellite capacity. For a description of our satellites, see “— Property, Plant and Equipment — Satellites”.

The key components of our DTH strategy include:

•	Offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting from Spain, World Equestrian Games, marathons, Diamond League, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments and the Basketball Euroleague;

•	Capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	Capitalizing on the low penetration of pay-TV services in Mexico;

•	Providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and

•	Providing aggressive HD offerings and continuously expanding our programming in HD.

Telecommunications. We are a shareholder of several Mexican telecommunications companies. We have a controlling stake in Cablevisión and TVI. In 2011 we acquired Cablemás and in 2014 we acquired Cablecom.

•	Cablevisión operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services.

•	TVI offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico.

•	Cablemás operates in 60 cities in Mexico where it offers cable television, high speed internet and telephony services.

•	Cablecom offers cable television, telephony, value added services and virtual networks to corporate customers around 16 states of Mexico.

With a consolidated subscriber base of 3,356,732 cable television, or video subscribers and 10,315 million homes passed as of December 31, 2014, these companies are important telecommunications providers in Mexico. As used in this annual report, “homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for them to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our telecommunications strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

•	continuing to offer high quality programming;

•	continuing to upgrade our existing cable network into a broadband bidirectional network;

•	aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•	increasing the penetration of our high-speed and bidirectional internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our telecommunications companies have introduced a variety of new services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. As of December 31, 2014, our telecommunications companies had 2,288,709 cable modem, or broadband subscribers. We have growth in our subscriber base, driven primarily by the upgrading of our systems from analog to digital format. As of December 31, 2014, our telecommunications companies had 1,228,182 IP telephone lines in service, or voice subscribers.

On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the indirect owner of 51% of the equity interest in Cablecom. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014 we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million.

In September 2014, our partner in GSF agreed to purchase our 50% equity participation in Iusacell at a cash price of U.S.$717 million (Ps.9,461,532). As a result of this transaction, which was subject to customary closing conditions and required regulatory approvals, we discontinued recognizing our share of income or loss in GSF and recognized a non-cash loss of Ps.4,168,468 in consolidated other expense and an account receivable for the agreed sale amount. As of December 31, 2014, the related account receivable amounted to U.S.$717 million (Ps.10,583,852). In December 2014, we obtained regulatory approvals for this transaction. In January 2015, we received proceeds in the aggregate amount of U.S.$717 million (Ps. 10,632,393) in connection with our disposal of our investment in GSF, of which U.S.$697 million was in cash and U.S.$20 million was held in escrow for certain contingent litigation costs.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription. Through our 25 pay-TV brands and 51 national and international feeds, we reached more than 40 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2014. Our pay-TV channels include, among others, three music, six movie, seven variety and entertainment channels and two sports channels. Both of our sports channels offer 24-hour-a-day programming 365 days a year. The sports content of Televisa Deportes Network, or TDN, is provided pursuant to a license agreement with Barra Deportiva, S.A. de C.V., or Barra Deportiva. Effective as of February 13, 2015, Barra Deportiva merged into Televisa, S.A. de C.V., and therefore, ceased to exist and all of its rights and obligations were transferred to Televisa, S.A. de C.V. as of such date. One of our entertainment channels, Clásico TV, was rebranded as Distrito Comedia in October 2012. In April 2014 one of our music channels, Ritmoson Latino, was rebranded as Ritmoson.

Beginning with the first quarter of 2012, the results of our former Pay Television Networks segment (currently identified as Networks Subscription) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Programming Exports segments and our Internet business.

Transforming Our Publishing Business

Despite the new challenges facing the industry, we believe we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 117 million magazines during 2014. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 182 titles; with 74 wholly-owned trademarks and 29 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 21 countries, including Mexico, the United States and countries throughout Latin America.

We believe that Editorial Televisa leads at least 18 of the 21 markets in which we compete in terms of readership.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2014, we licensed 87,143 hours of programming in 83 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

As of 2012, we became a shareholder of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol. Imagina is a leading distributor of sports rights and is the current owner of the Spanish Soccer League distribution rights worldwide. Through Globomedia, part of the Grupo Arbol Companies, it is also a leading producer of series, dramas and comedies in Spain. Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties.

As part of our participation in Imagina we improved potential synergies between us and Imagina and opportunities to create value which included commercial agreements between the parties to explore collaboration in content production projects. Additionally, the transaction granted us certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories. As part of the transaction, we appointed two directors to Imagina’s board, which, as of today, is composed of 12 members.

Also, on December 14, 2011, in a separate transaction, La Sexta agreed to merge with Atresmedia-holder of A3TV-a publicly traded company on the Madrid Stock Exchange. As of today, Imagina holds 7% of the voting rights in Atresmedia.

The U.S.-Hispanic population, estimated to be 52 million, or approximately 17% of the U.S. population, according to U.S. Census estimates published in the 2012 Current Population Survey, Annual Social and Economic Supplement, is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 20.3% of the U.S. population by the year 2025. Hispanics are expected to account for U.S.$1.6 trillion of U.S. consumer spending, or 10.6% of the U.S. total disposable income, by 2018, outpacing the expected growth in total U.S. consumer expenditures.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language media company in the United States. In exchange for this programming, during 2012, 2013 and 2014, Univision paid us U.S.$247.6 million, U.S.$273.2 million and U.S.$313.7 million respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.

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

Developing New Businesses and Expanding through Acquisitions

We plan to continue growing our gaming business, which consists of casinos and a national lottery. As of December 31, 2014, we had 17 casinos in operation, under the brand name “Play City”. In accordance with our permit, we plan to continue opening casinos. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 9,000 points of sale through electronic terminals, including point-of-sale terminals at Cadena Comercial Oxxo, S.A. de C.V. and Oxxo Express, S.A. de C.V., or Oxxo, the principal chain of convenience stores in Mexico. The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

In August 2009, we entered into a strategic alliance agreement with Genomma Lab Internacional, S.A.B. de C.V., or Genomma Lab, to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico. The strategic alliance operates through Televisa Consumer Products USA, or TCP, a company owned 51% by Televisa and 49% by Genomma Lab. As part of this alliance, in October 2009, TCP entered into, among others, an exclusive commercial supply agreement with Genomma Lab under which, as of July 4, 2013, we selected three brands of Genomma Lab, which we refer to as Genomma Lab Selected Brands, for distribution through TCP in exchange of a revenue share. We make available our different media platforms in the United States and Puerto Rico to TCP. During 2012, 2013 and 2014, TCP sold and distributed Genomma Lab’s products such as over-the-counter pharmaceutical and cosmetic products.

In March 2010, Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or Telefónica, Editora Factum, S.A. de C.V., or Editora Factum, a wholly-owned subsidiary of the Company, and Mega Cable, S.A. de C.V., or Megacable, agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the Comisión Federal de Electricidad, or Mexican Federal Electricity Commission, or CFE. In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using dense wavelength division multiplexing, or DWDM, technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In 2013, one of our subsidiaries entered into a long-term credit facility agreement to provide additional financing to GTAC for up to Ps.80.0 million. By the end of 2014, GTAC had in operation 152 links and 148 nationwide nodes, and the services for customers grew to 1024, of which 90% have a capacity of 10 Gbps. The overall capacity per link is approximately 8 Tbps (80 optical channels x 100 Gbps each). In addition, GTAC maintains four of its own routes (1,555 kilometers), three third-party dark fiber IRU (887 kilometers) and local loops (518 kilometers). This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the indirect owner of 51% of the equity interest in Cablecom. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014 we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million. Cablecom is a telecommunications company that offers video, telephony and data services in Mexico.

On January 8, 2015, through a series of transactions, we acquired 100% of the equity interest of Telecable for an aggregate consideration of Ps.10,002 million. Telecable is a telecommunications company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others. Telecable has approximately 650,000 RGUs.

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

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (“agente economico preponderante”) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, IFT on March 7, 2014 notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations, among which, América Móvil reported publicly the following:

•	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by IFT and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);

•	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, ducts and rights of way, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long term average incremental costs;

•	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT using a methodology of long term average incremental costs;

•	Wholesale of Leased Lines: Regulation on wholesale of leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long term average incremental costs;

•	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long term average incremental costs;

•	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the preponderant economic agent’s subscribers;

•	Mobile Virtual Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus;

•	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;

•	Content: IFT has issued the Relevant Content Ruling applicable for Preponderant Economic Agents, which contains a prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level. The IFT may update the relevant content list every two years; and

•	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT and accounting separation.

According to public records, América Móvil and its subsidiaries filed on April 1, 2014 an injunction (amparo) proceeding against IFT’s resolution. The resolution is still pending.

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

As part of our expansion of our telecommunication business, on August 13, 2014, we acquired Cablecom and its subsidiaries (the “Cablecom Acquisition”), and on January 8, 2015, we acquired Telecable and its affiliates and subsidiaries (the “Telecable Acquisition”). We notified IFT of both transactions according to transitory Article 9 of the LFTR. The LFTR establishes that IFT shall initiate an investigation to determine the possible existence of substantial market power in any of the relevant markets of the telecommunications and broadcasting sectors. If substantial market power is determined, IFT may impose the necessary measures. On April 28, 2015, IFT published in the Official Gazette of the Federation the preliminary assessment on the Cablecom Acquisition whereby it determined the existence of substantial market power of the Company and its subsidiaries in the restricted television and audio services in several municipalities of Mexico. The Company is preparing its pleadings and evidence against the preliminary assessment.

Pursuant to transitory Article 39 of the LFTR, on March 17, 2015, IFT delivered a preliminary assessment to determine the existence of substantial power in the restricted television and audio services in several municipalities of Mexico. The Company filed its pleadings and evidence against the preliminary assessment on April 22, 2015. See “ — Regulation — Mexican Antitrust.”

Additionally, the Telecom Reform (i) permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country, and (ii) provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

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

Commitment to Sustainability

We have made sustainable development part of our offerings and commercial strategy, in order to continue meeting the expectations of, and creating added value for, our stockholders. As part of our commitment to sustainability, we have named a sustainability officer in addition to establishing a committee which comprises some of our high-level executive officers as well as independent consultants and which will reinforce our efforts related to sustainability. As a result of our commitment, as of February 1, 2013, we were named one of the six members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange; and on February 1, 2015 we were confirmed as a sustainable issuer for the period effective as of February 3, 2015 through January 29, 2016. The Sustainability Index currently includes 34 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

Television

Television Industry in Mexico

General. There are twelve television stations operating in Mexico City and approximately 476 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City retransmit programming originating from the Mexico City stations. We own and operate four of the 12 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 221 repeater stations and 33 local stations outside of Mexico City. See “— Content”. We also own a station that has a digital subchannel that transmits in the English language on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or Proyecto 40, a ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates four stations in Mexico City, Channel 11, which has 12 repeater stations, Channel 21 in Mexico City (transmitting only DTV), Channel 22, and Channel 30, an anchor station of Sistema Pública de Radiodifusión del Estado Mexicano, which, we believe, has 16 repeater stations outside Mexico City. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 15 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Content”.

We estimate that approximately 28.1 million Mexican households have television sets, representing approximately 91% of all households in Mexico as of December 31, 2014. We believe that approximately 95.4% of all households in Mexico City and the surrounding area have television sets.

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

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2012, 2013 and 2014, we produced approximately 90,500 hours, 93,300 hours and 94,600 hours, respectively, of programming for broadcast on our network stations and through our cable operations and DTH satellite ventures, including programming produced by our local stations.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2012, we broadcast the 2012 London Olympic Games. In 2013, we broadcast FIFA World Cup Under 20 Turkey 2013, FIFA World Cup Under 17 UAE, Copa FIFA Confederaciones Brasil 2013, and Qualification Matches for FIFA World

Cup Brazil 2014. In 2014, we broadcast FIFA World Cup Brazil 2014, FIFA Women’s World Cup Under 17 Costa Rica 2014, and FIFA Women’s World Cup Under 20 Canada 2014. We have secured the rights to broadcast at least the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City. We also operate 18 fully equipped remote control units (OB VANS). Some of our local television stations also produce their own programming. These local stations operate 47 studios and 34 fully equipped remote control units. See “— Content — Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 35%, 34% and 35.5% of the programming broadcast on our four television networks in 2012, 2013 and 2014, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remainder aired on Channel 9.

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

We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2014.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	123	2	—	1	127
Channel 5	1	63	—	—	3	67
Channel 9	1	15	—	—	14	30
Subtotal	3	201	2	—	18	224
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	18	—	1	14	33

Total	3	219	2	1	32	257

Channel 2 Network. Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout parts of Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 27.6 million households, representing 98.1% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2012, 2013 and 2014.

According to the Política Nacional para la Introducción de los Servicios de Televisión Digital Terrestre or the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in May 2005, Mexico City’s Channel 2 obtained a license to transmit DTV services on Channel 48 as its second channel throughout the transition period from analog to digital television. Also, 36 repeaters of the Channel 2 Network located outside of Mexico City and along the border with the United States have obtained similar licenses. Since December 2005, these DTV stations have been in place and fully operational.

The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include soap operas (telenovelas), news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 100 to 140 half-hour episodes. Substantially all of Channel 2’s programming is aired on a first-run basis and much of it is produced by us.

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout parts of Mexico. We estimate that the Channel 5 Network reaches approximately 25.7 million households, representing approximately 91.5% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in September 2005, Mexico City’s Channel 5 obtained a license to transmit digital television, or DTV, services in Channel 50 as its second channel during the transition period. Also, 34 repeaters of the Channel 5 Network have obtained a similar license. Since December 2005, these DTV stations have been in place and fully operational.

We believe that Channel 5 has positioned itself as the first social television channel in Mexico, with exclusive content for each platform, with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English.

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 29 repeater stations, approximately 37% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 20.7 million households, representing approximately 73.7% of households with television sets in Mexico.

According to the National Policy for the Introduction of Terrestrial Digital Television Services in Mexico dictated by the SCT, in October 2006, Mexico City’s Channel 9 obtained a license to transmit DTV services in Channel 44 as its second channel during the transition period. In addition, 12 repeaters of the Channel 9 Network have obtained a similar license. Since January 2007, this DTV station has been operational.

The Channel 9 Network targets viewers 30 years and older. Its programs include movies, sports, sitcoms, game shows, telenovelas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4. Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 6.0 million households, representing approximately 21.3 of television households in Mexico in 2014. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

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

Local Affiliates. There are currently 33 local television stations affiliated with our networks, of which 18 stations are wholly owned, one station is minority owned and 14 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2012, 2013 and 2014, the local television stations owned by us produced 57,200 hours, 57,100 hours and 57,300 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

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

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Africa. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. As of December 2014, we had over 40 million subscribers worldwide.

In 2012, 2013 and 2014, we produced approximately 20,900 hours, 23,200 hours and 24,500 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Ritmoson (formerly Ritmoson Latino), Bandamax, De Película, De Película Clásico, Unicable, Golden, Golden Edge, Golden Latinoamérica, TLNovelas, Tiin, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Canal de las Estrellas Delay-1hr, Distrito Comedia (formerly Clásico TV), TDN and UTDN (formerly TDN2.0). The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD, GoldenPremier HD and UFC Network HD.

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 92,887 hours, 79,650 hours and 87,143 hours of programming in 2012, 2013 and 2014, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”. As of December 31, 2014, we had 253,408 half-hours of television programming in our library available for licensing. Beginning with the first quarter of 2012, the results of our former Programming Exports segment (currently identified as Licensing and Syndication) are included in our new Content segment, which also includes the results of our former Television Broadcasting and Pay Television Networks segments and our Internet business.

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

Televisa Interactive Media. TIM is the Company’s online and wireless content division. This venture includes Esmas and Televisa.com, our Spanish-language horizontal websites and online and supported video streaming; and Esmas Móvil, our mobile value added service unit. TIM leverages the Company’s and third party premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel. Through mobile devices, TIM became the second screen experience for the Company’s television content.

With a wide range of content channels, online and mobile services, and more than 261.2 million page views per month and more than 28.9 million monthly unique users in 2014, we believe that TIM has positioned itself as one of the leading digital entertainment and information online content providers in Mexico and Hispanic territories. Currently, 71.7% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.

In 2014, Esmas Móvil sent more than 9.7 million premium messages to approximately one million mobile subscribers. Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.

TIM has created a mobile application division, Televisa Mobile, which is responsible for the developing of more than eight mobile content applications in nine operating systems with more than 18 million downloads and seven mobile gaming applications in nine operating systems with more than 1.5 million downloads.

In October 2008, we entered into license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico. As part of the agreements, Telemundo provides us with original content, including its highly popular telenovelas currently broadcast on our Channel 9, on all of our digital platforms including Esmas.com. Moreover, Televisa also offers mobile wall papers, ring tones and text messaging services based on Telemundo branded content to mobile phone subscribers in Mexico through our mobile business unit Esmas Móvil. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.

Beginning with the first quarter of 2012, the results of our Internet business, which was previously reported as part of the Other Businesses segment, are included in our new Content segment, which also includes the results of our former Television Broadcasting, Pay Television Networks and Programming Exports segments.

Publishing

Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 117 million copies in 2014, we publish 182 titles that are distributed in 21 countries, including the United States, Mexico, Colombia, Chile, Venezuela, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; Caras, a monthly leading lifestyle and socialite magazine; and Conozca Más, a monthly science and culture magazine. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale Press, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Iberica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.C. en C.; and Disney Princesas, Disney Winnie Pooh, Disney Hadas, Disney Cars, Disney Toy Story and Disney Junior among others, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and WDC, México, S. de R.L. de C.V. We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Society. In addition, we publish several comics pursuant to license agreements with Marvel Characters, B.V. and DC Entertainment.

In December 2014, we decided to close operations in our subsidiary in Puerto Rico (Editorial Televisa Puerto Rico) where we were publishing two local titles (TvyNovelas Puerto Rico and Caras Puerto Rico).

In December 2014, we decided to close operations in our subsidiary in Ecuador (Vanipubli Ecuatoriana, S.A.) where we were publishing eight local titles (Caras Ecuador, Cosmopolitan, Men’s Health, Condorito, National Geographic, Ser Padres, Tu and Vanidades).

Telecommunications

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. See “— Digital Cable Television Services”. According to IFT, there were approximately 1,500 pay-TV concessions in Mexico as of September 30, 2014, serving approximately 15.7 million subscribers.

Digital Cable Television Services. Our telecommunications companies offer on-screen interactive programming guide, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our telecommunications companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, last generation interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet.

Revenues. Our telecommunications companies generate revenues from their pay-TV, broadband and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees. See “— Digital Cable Television Services”.

The LFTR dictates that a telecommunication company can freely set its fees (including the ones regarding pay-TV services) that it will charge for the provision of its services to its subscribers. However, this does not apply to the incumbent agent or any other economic agent declared with substantial market power, so in the future our telecommunications companies may not be able to freely set the fees to be charged.

Telecommunications Initiatives. Our telecommunications companies plan to continue offering the following telecommunications services to their subscribers:

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

Other Businesses

Publishing Distribution. We estimate that we distribute approximately 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 300 million Spanish-speaking people in approximately 21 countries, including Mexico, Colombia, Peru and Panama. We also estimate that such distribution network reaches over 25,000 points of sale in Mexico and over 75,000 points of sale outside of Mexico. We also own publishing operations in five countries. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In 2012, 2013 and 2014, 63.6%, 62.5% and 63.4%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

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

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts. We produced four feature films in 2012, three of which were co-produced with third parties; we produced one feature film in 2013 and we produced two feature films in 2014, one of which was co-produced with a third party. We have previously established co-production arrangements with Mexican film production companies, as well as with major international companies such as Miravista, Warner Bros., Plural Entertainment and Lions Gate Films. We will continue to consider entering into co-production arrangements with third parties in the future, although no assurance can be given in this regard.

We distribute our films to Mexican movie theaters and later release them on video for broadcast on cable and network television. In 2012 we released three of our co-produced feature films: Viaje de Generación, Casa de mi Padre and Girl in Progress, in 2013 we released our co-produced feature film Cinco de Mayo, La Batalla and in 2014 we released our co-produced feature film Cásese Quien Pueda, and our produced film Pánico 5 Bravo. We also distribute our feature films outside of Mexico.

We distribute feature films produced by non-Mexican producers in Mexico. In 2012, 2013, 2014 and up to February 2015, we distributed 23, 27, 14 and four feature films, respectively, including several U.S. box office hits. We also distribute independently produced non-Mexican and Mexican films in Mexico, the United States and Latin America.

In 2013, we partially financed and distributed the feature film entitled Instructions Not Included featuring Eugenio Derbez (a Mexican actor known for his work in our programs), which became the highest grossing Spanish language film in the United States. In Mexico, the film also broke audience and box office records becoming the second highest film in Mexico in terms of number of viewers. In 2014, we distributed the featured films entitled Cásese Quien Pueda and Cantinflas, which became the fourth and ninth highest grossing Mexican films in Mexico, respectively.

At December 31, 2014, we owned or had rights to 308 Spanish-language theatrical films, 150 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system and DTH services.

Gaming Business. In 2006, we launched our gaming business which consists of casinos and a national lottery. As of December 31, 2014, we had 17 casinos in operation, under the brand name “Play City”. In accordance with our Gaming Permit, we plan to continue opening casinos. In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 9,000 points of sale through electronic terminals, including point-of-sale terminals at OXXO stores. The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

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

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí and one FM radio station in Veracruz. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. In June 2004, Radiópolis entered into an agreement with Radiorama, S.A. de C.V., or Radiorama, one of Mexico’s leading radio networks and in August 2014, Radiópolis entered into an agreement with Mercadotecnia en Medios de Comunicación, S.A. de C.V., or MMC, a subsidiary of Radiorama, which resulted in addition of 23 affiliate stations to the Radiópolis network. Including owned and affiliated stations, Radiópolis has 98 stations. After giving effect to the transaction with Radiorama and MMC, we estimate that Radiópolis’ radio stations reach 28 states in Mexico. Our programs aired through our radio stations network reach approximately 75% of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions. Radiorama is currently restructuring the operation of its radio stations, which might impact the number of stations that will remain affiliated with Radiorama in the future.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2012, 2013 and 2014, XEW-AM ranked, on average, eighteenth, fourteenth and ninth, respectively, among the 33 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, third, third and second respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average fifth, eighth and fourth respectively, among the 25 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys.

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

Radiópolis acquired the right to radio-broadcast, on an exclusive basis, the 64 soccer games of the FIFA World Cup. The successful and exclusive radio broadcasting of the FIFA World Cup Brazil 2014, soccer leagues and tournaments placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 24 massive live musical events with leading artists in both musical formats, gathering an attendance of approximately 160,000 people in aggregate for the last two events, which were performed at the Estadio Azteca in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

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

Investments

OCEN. We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of a wide variety of live entertainment events such as concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. OCEN also promotes the largest racing series in the country (NASCAR Mexico).

During 2012, 2013 and 2014, OCEN promoted 4,541, 5,380 and 3,654 events, respectively, and during 2014, it managed 14 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2014, 21.6 million entrance tickets were sold by OCEN’s subsidiary Ticketmaster, compared to 21.9 million in 2013.

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

Also, on December 14, 2011, in a separate transaction, La Sexta agreed to merge with Atresmedia-holder of A3TV-a publicly traded company on the Madrid Stock Exchange.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company, and Megacable agreed to jointly participate, through a consortium, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted the consortium a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In 2013, one of our subsidiaries entered into a long-term credit facility agreement to provide additional financing to GTAC in an amount up to Ps.80.0 million. By the end of 2014, GTAC had in operation 152 links and 148 nationwide nodes, and the services for customers grew to 1024, of which 90% have a capacity of 10 Gbps. The overall capacity per link is approximately 8 Tbps (80 optical channels x 100 Gbps each). In addition, GTAC maintains four of its own routes (1,555 kilometers), three third-party dark fiber IRU (887 kilometers) and local loops (518 kilometers). This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

Cablecom. On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the owner of 51% of the equity interest in Cablecom. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014 we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million. Cablecom is a telecommunications company that offers video, telephony and data services in Mexico.

Telecable. On January 8, 2015, through a series of transactions, we acquired 100% of the equity interest of Telecable for an aggregate consideration of Ps.10,002 million. Telecable is a telecommunications company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others. Telecable has approximately 650,000 RGUs.

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

Sky. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. As of December 31, 2012, 2013 and 2014, Innova’s DTH satellite pay-TV service had approximately 5,153,445, 6,015,475 and 6,638,032 gross active subscribers, respectively. Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,870 points of sale. In addition to the above, Innova also experienced growth during 2012, 2013 and 2014 due to the success of VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2014, Sky offered exclusive content, which included the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa de Rey, the FA Cup, the NFL Sunday Tickets, NBA Pass, MLB Extra Innings, the NHL, WTA, World Equestrian Games, marathons, Diamond league, Capital One Cup, Rolex World Cup Jumping and the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments, soccer tournaments and Basketball Euroleague. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2014, the Sky HD Package comprised 42 channels, as well as nine additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

In 2012, Sky also broadened its product offering by launching Access, a new lower-priced package that is highly attractive to customers with lower budgets,

As of December 31, 2014, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.149, Fun Ps.279, Fox+ Ps.439, HBO/Max Ps.449 and Universe Ps.649. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method.

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

Programming. We are a major source of programming content for our DTH venture and have granted our DTH venture DTH satellite service broadcast rights to most of our existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions. Through its relationships with us and DIRECTV, we expect that the DTH satellite service in Mexico will be able to continue to negotiate favorable terms for programming both with third parties in Mexico and with international suppliers from the United States, Europe and Latin America. At the end of 2008, Dish Mexico, a new competitor in the DTH market, launched its services in Mexico. Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their interactive TV, internet and voice services. At the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 91 standard definition channels, 12 HD channels, 50 audio channels, and 50 hours of virtual recording, in addition to internet and voice services.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States, UniMás Network, and Galavision satellite/cable television networks, and the Univision.com website and other Univision-branded online experiences. UniMás Network was the result of the transformation of Univision’s former Telefutura network, which is part of Univision’s expansion and investment efforts that in 2012 included the launch of three new networks—Univision Deportes, Univision tlnovelas and FORO TV as well as a digital video network called UVideos.

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

As part of our investment in Univision, on December 2010 we agreed, together with the Univision Sponsor group, to an incentive fee with Saban Capital Group that may result in Televisa reducing its stake in Univision by approximately 3% of the outstanding shares of Univision (on a fully diluted basis) or an equivalent amount in cash.

Under the new PLA, we have granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming on current and future Spanish-language television networks (with certain exceptions), including the Univision, UniMás and Galavisioncable television networks, owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as Univision.com, UVideos and Video on Demand). Univision also has rights under the new PLA to broadcast in the United States Mexican First Division soccer league games for which we own or control the United States rights, beginning with select teams in 2011 and expanding in 2015 to all teams to which we own or control United States rights.

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

We have an international program rights agreement, or IPRA, with Univision that previously required Univision to grant us and Venevision International Corporation, or Venevision, the right to broadcast outside the United States programs produced by Univision for broadcast on the Univision Network or the Galavision Network under this agreement. On December 20, 2010, we and Univision entered into an amendment to the IPRA pursuant to which, subject to the MLA, our broadcast rights over Univision programs reverted back to Univision without affecting Venevision’s rights under the IPRA. We have been informed that certain of Venevision’s agreements with Univision have now been terminated and others have been amended. We also entered into an international sales agency agreement with Univision, pursuant to which Univision grants us the right to act as Univision’s sales agent during the term of the MLA to sell or license worldwide outside the United States and Mexico Univision’s Spanish-language programming, to the extent Univision makes such programming available in other territories and Univision owns or controls rights in these territories, and subject to limited exceptions. This sales agency agreement included limitations on Univision acting as sales agent with respect to certain programming in Venezuela and certain other territories, but following the termination and amendment of certain of Venevision’s agreements with Univision, we believe that these limitations no longer apply.

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

On March 19, 2013, Univision and DirecTV LLC and DirecTV Puerto Rico, Ltd. (the “DirecTV Entities”) announced a comprehensive multi-year agreement that includes carriage of, among other programming services, the network feeds for Univision, UniMás, Galavisión, Univision Deportes Network, Univision tlnovelas and ForoTV (the “Distribution Agreement”) whereby the parties thereto included, as part of the agreement, the release by us of certain carriage rights that we held with the DirectTV Entities for the United States. As consideration for the release by us of certain carriage rights held by us, Univision agreed to pay us an amount equal to U.S.$30.0 million and to provide us, at no cost, with 15% of all unsold advertising inventory for our promotion of our businesses in the Univision Deportes Network and in another advertising supported programming service that will be distributed by the DirectTV Entities pursuant to the Distribution Agreement and by other distribution platforms pursuant to the respective distribution agreements. As a result of the execution of the Distribution Agreement, we expect an increase in Univision’s revenues, and therefore in the corresponding royalties pursuant to the PLA.

Competition

We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, and DTH satellite services. Our content also competes with other forms of entertainment and leisure time activities. We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. TV Azteca owns the concession for Channel 40, or Proyecto 40, a UHF channel that broadcasts in the Mexico City metropolitan area.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 32 repeater stations, and Channel 22, which has 16 repeater stations in Mexico, which are operated by the Mexican government, as well as Cadena Tres that will operate as a concession holder to broadcast on a national digital network. Our television stations are the leading television stations in their respective markets. See “— Television — Content”.

Our English and Spanish-language border stations compete with English and Spanish-language television stations in the United States, and our Spanish-language productions compete with other English and Spanish-language programs broadcast in the United States.

We are a major supplier of Spanish-language programming in the United States and throughout the world. We face competition from other international producers of Spanish-language and English-language programming and other types of programming.

Publishing

Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media. Competition for advertising is based on circulation levels, reader demographics and advertising rates.

Telecommunications

Cablevisión, Cablemás, TVI, Cablecom and Telecable face competition from several media and telecommunications companies throughout Mexico, including internet service providers, such as Telmex, Axtel and cable companies, DTH services such as Sky and Dish, and other telecommunications and telephone companies such as Telmex and Axtel in fixed services, and Telcel, Nextel and Telefónica in mobile services, among others.

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

DTH Satellite Services

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, and other DTH concessions such as Dish Mexico, which as of the third quarter of 2014 had approximately 2 million subscribers, according to IFT. Currently, Dish offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government. Other competitors include radio, movie theaters, video rental stores, IPTV, internet, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or telecommunications players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications. This service also includes bundle discounts for their interactive TV, internet and voice services. In the end of 2012, Axtel launched a new product called Axtel TV, which offers up to 91 standard definition channels, 12 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. Station XETV, Tijuana, which broadcasts CW Network television programming in the San Diego television market, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television

Mexican Television Regulations

Concessions. Pursuant to the transitory articles of the June 2013 Telecom Reform, the Mexican Federal Congress amended the applicable legal framework to implement the relevant provisions of the Mexican Constitution, and issued the LFTR on July 14, 2014. The LFTR regulates, on a convergent basis, the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting and telecommunications services.

As a result of the amendments to the Mexican Constitution relating to telecommunications, television, radio and antitrust, as well as the Telecommunications and Broadcasting Federal Law, concessions for the commercial use of spectrum are now only granted through public bid processes. Such concessions are granted for a fixed term, subject to renewal in accordance with LFTR. Renewal of concessions for the use of spectrum require, among others: (i) to request such renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by IFT in this regard.

Pursuant to the Telecommunications and Broadcasting Federal Law, concessionaires will now only have one integrated multiservice concession to provide telecommunication and, possibly broadcasting services. Integrated multiservice concessions will be granted for a term of up to 30 years with the possibility to renew them, for the same term originally granted. Renewal of integrated multiservice concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

On March 7, 2014, IFT published in the Official Gazette of the Federation an invitation to a public auction for certain concessions to create two new National Digital Networks. The invitation provided that the concessions for the National Digital Networks would be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

The Company was prevented from participating as a bidder in this public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage. However, since Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. Cadena Tres has completed the process and has received its license.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for an immaterial concession to transmit an UHF restricted television service which expired in November 2010, all of our concessions have been renewed. See “Information on the Company — Business Overview — Cable Television — Concessions”.

We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire’s assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

In July 2004, in connection with the adoption of a policy issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. After several amendments proposed by the government, in 2014 the latest Constitutional amendment established that the shutdown of the analogical transmissions should occur by December 31, 2015, unless the penetration on the digital receiver levels is under 90% of low-income households. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The benefits and options for the Company are still under evaluation.

Supervision of Operations. To ensure that broadcasting is performed in accordance with the provisions established in the concession title, the LFTR and Guidelines, IFT is entitled to monitor compliance by exercising powers of supervision and verification: for example, the IFT can perform technical inspections of the television stations and the concessionaire must file annual reports with IFT.

Television programming is subject to various regulations, including prohibitions on foul language and programming which is offensive or is against the national security or against public order. Under the LFTR, the Mexican Ministry of the Interior is responsable for reviewing most television programming and classifying the age group for which the programming is acceptable for viewing. Currently, programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for teenagers over 15 years old may be broadcast only after 9:00 p.m.; programs classified for teenagers under 15 years old may be broadcast only after 8:00 p.m.; and programs classified for all age groups may be shown at any time.

Content for Children and Teenagers. The LFTR includes new criteria for programming addressed for children and teenagers. Each concessionaire is also required to transmit each day, free of charge, up to 30 minutes of programming promoting cultural, educational, family counseling and other social matters, using programming provided by the Mexican government. Historically, the Mexican government has not used a significant portion of this time.

Networks. There are no Mexican regulations regarding the ownership and operation of a television network apart from the regulations applicable to operating a television station as described above and the ownership restrictions described below.

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014 for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Risk Factors Related to Our Business — The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other games.

TV advertisement will not take up more than 18% of broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”, “— The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Situation” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. Under the LFTR, concessionaires must have a code of ethics and appoint an Ombudsman, whom shall not have been employed by the respective concessionaire or concessionaires during a period of two years prior to his/her appointment. The Ombudsman can be appointed (i) individually by the relevant concessionaire (ii) jointly by several concessionaires or (iii) by a body or chamber which represents concessionaires. The Cámara Nacional de la Industria de Radio y Televisión (CIRT) or Mexican Chamber of Television and Radio Broadcasters, has appointed a person who is authorized to act as an Ombudsman for all of its concessionaire members who decide to retain him. In addition, concessionaires must provide (i) programming that is subtitled and dubbed in Spanish; (ii) sign language for the hearing impaired in at least one of their most-watched nationwide news programs; (iii) electronic, online and telephone programming guides and (iv) a closed caption system for channels that have over 50% national coverage between the hours of 6:00 a.m. and 12 midnight. Except for the closed caption system, which does not have to be put in place until August 12, 2017, these obligations had become effective within the 90 days following the date in which the LFTR was implemented and in full force and effect.

Government Broadcast Time. Radio and television stations have to provide to the Mexican Government up to 18 minutes per day of the television broadcast time and 35 minutes per day of the radio broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available to it under this tax.

Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in free to air radio and television, subject to reciprocity requirements, and up to 100% in telecommunications services and satellite communications. Such amendments are reflected in the LFTR and Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Law Regulations. See “— Satellite Communications — Mexican Regulation of DTH Satellite Services”.

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. The expiration dates of our radio concessions range from 2015 to 2020. See “— Television”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Cable Television

Concessions. Cable television operators now apply for a public telecommunications network concession from IFT (previously SCT) in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT (previously SCT) and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México), and in October 2010, the SCT granted Cablevisión authorization to provide the aforementioned services in 13 additional municipalities of the State of Mexico. In addition, in May 2007, the SCT granted Cablevisión a concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

Cablemás and its affiliates operate under 55 concessions, which cover 17 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2015 to 2044.

TVI and its affiliates operate under ten concessions, which cover four Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2015 to 2041.

Cablecom and its affiliates operate under 55 concessions, which cover 19 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions range from 2025 to 2038.

Telecable operates under 35 concessions, which cover 11 Mexican states. Through these concessions, Telecable provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows Telecable to install and operate a public telecommunications network. The expiration dates for Telecable’s concessions range from 2016 to 2043.

According to the LFTR, a public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration for a variety of circumstances, including:

•	unauthorized interruption or termination of service;

•	interference by the concessionaire with services provided by other operators;

•	non-compliance with the terms and conditions of the public telecommunications concession (which has expressly established that failure to comply will result in the revocation of the concession);

•	the concessionaire’s refusal to interconnect with other operators;

•	loss of the concessionaire’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance, in whole or in part, of the concession or any rights or assets;

•	the liquidation or bankruptcy of the concessionaire; and

•	ownership or control of the capital stock of the concessionaire by a foreign government.

In addition, IFT (previously SCT) may establish under any public telecommunications concession further events which could result in revocation of the concession. Under current Mexican laws and regulations, upon the expiration or termination of a public telecommunications concession, the Mexican government has the right to purchase those assets of the concessionaire that are directly related to the concession, at market value.

Cable television operators are subject to the LFTR and, since February 2000, have been subject to the Reglamento del Servicio de Televisión y Audio Restringidos, or the Restricted Television and Audio Services Regulations. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks.

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

Supervision of Operations. IFT (previously SCT) regularly inspects the operations of cable systems and cable television operators must file annual reports with IFT (previously SCT).

Under Mexican law, programming broadcast on cable networks is not subject to judicial or administrative censorship. However, this programming is subject to various regulations, including prohibitions on foul language, programming which is against good manners and customs or programming which is against the national security or against public order.

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

Like a public telecommunications network concession, a DTH concession may be revoked or terminated by IFT (previously SCT) prior to the end of its term in certain circumstances, which for a DTH concession include:

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

Under the LFTR, DTH satellite service concessionaires may freely set customer fees but must notify IFT (previously SCT) of the amount, except that if a concessionaire has substantial market power, IFT (previously SCT) may determine fees that may be charged by such concessionaire. The LFTR specifically prohibits cross-subsidies.

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

Mexican Antitrust Law

The New Federal Antitrust Law became effective on July 7, 2014. Additionally, on November 8, 2014, the CFC issued the Regulations to the Antitrust Law applicable to the CFC and on January 13, 2015 the IFT issued the Regulations to the Antitrust Law applicable to the IFT. It should be noted that the IFT is entitled to review antitrust matters related to the telecommunications and broadcasting sectors, while the CFC is in charge of all other antitrust matters. Under these amendments, the review process of mergers and acquisitions by IFT or CFCE, as applicable, was modified to, among other things, require the authorization of IFT or CFCE before mergers and acquisitions take place. In addition, one of the thresholds was modified to only apply to sales or assets of economic agents in Mexico and not worldwide economic agents. The New Federal Antitrust Law allows reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition. It is considered evident that a transaction does not restrain competition when:

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

IFT or CFCE, as applicable, must resolve within 5 business days from the date of filing if the transaction should be admitted to the fast track review process. Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.

The New Antitrust Law provides that the following reportable transactions, among others, are exempt from being reviewed by IFT or CFCE:

(i)	Corporate restructurings.

(ii)	Transactions where the acquirer has control over the target from its incorporation or from the date the last reported transaction was approved by IFT or CFCE.

(iii)	Trusts in which the trustor contributes assets without intending to transfer, or causing the actual transfer of, assets to another company that is not part of the corporate structure of the trustor.

(iv)	Transactions that have effect in Mexico involving non-Mexican participants, if the participants will not take control of Mexican legal entities, or acquire assets in Mexico, in addition to those previously controlled or owned by such participants.

(v)	When the acquirer is a Brokerage House, whose operation involves the acquisition of stock, obligations, securities or assets, in order to place them among the investing public, except when the Brokerage House obtains a significant influence in the decisions of the company.

(vi)	Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to (w) appoint board members; (x) control a shareholders meeting decision; (y) vote more than 10% of voting rights of the issuer; or (z) direct or influence the management, operation, strategy or principal policies of the issuer.

(vii)	When the acquisition of stock, assets, obligations or securities is made by one or more investment funds with speculative purposes that have no investments in companies or assets that participate or are occupied in the same relevant market of the acquired company.

According to transitory article 9 of the LFTR, as long as there is a Preponderant Economic Agent in the telecommunications and broadcasting sectors, in order to promote competition and develop viable competitors in the future, it is not required to obtain IFT approval of mergers and acquisitions carried out by concession holders when the following requirements are met:

(a) The transaction reduces the Dominance Index in the sector and the Hirschman-Herfindahl Index does not increase by more than 200 points.

(b) As a result of the transaction, the Preponderant Economic Agent has a sector share percentage of less than 20%.

(c) The Preponderant Economic Agent of the sector in which the transaction is taking place is not involved in the transaction.

(d) The transaction does not effectively diminish, harm or hinder the free competition and concurrency in the applicable sector.

Notwithstanding the above, concession holders involved in the transaction shall have to inform IFT of the transaction within ten days following the completion of the transaction and IFT will then have 90 calendar days to investigate the transaction and in case it determines the existence of substantial market power in the telecommunications market, it may impose the necessary measures to protect and encourage free competition and concurrency in such market.

As we have notified IFT of our acquisitions of Cablecom and Telecable, there is a risk that IFT could try to impose measures upon us which could significantly and adversely affect the activities and businesses of our broadcasting and/or telecommunications businesses, as well as our results of operations and financial condition.

Moreover, as provided by transitory article 39 of the LFTR, IFT has initiated an investigation to determine the possible existence of substantial market power in the telecommunications and broadcasting sectors. As a result of this investigation, IFT may impose measures on one or more economic agents holding substantial market power. The result of such investigation could also materially adversely affect our business strategy, financial condition and results of operations.

Other relevant amendments provided in the New Antitrust Law, are the following:

a)	Creation of the Autoridad Investigadora, or Prosecutor Authority, in charge of investigating the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities or substantial market power.

b)	Enhancement of the legal power of the authorities for conducting its investigations (i.e. requesting written evidence, testimonies, perform verification visits, etc.).

c)	Significantly increased monetary fines for the commission of illegal conduct.

d)	IFT or CFCE, as applicable, may determine the existence of essential facilities when the following conditions are met: (i) one or several economic agents with substantial market power control a good; (ii) the reproduction of such good by other economic agents is unviable, now or in the future, due to technical, legal or economic reasons; (iii) the good is indispensable for the provision of other goods or services in other markets and does not have close substitutes.

e)	IFT or CFCE, as applicable, may determine the existence of barriers to competition and free markets, when an element is found that either (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.

f)	The resolutions issued by IFT or CFCE, as applicable, can only be challenged by an amparo claim, which will be ruled by the Antitrust, Telecommunications and Broadcasting Federal Courts, without any judicial stay that can suspend the execution of the resolution.

The above mentioned amendments may significantly and adversely affect our business, results of operations and financial condition.

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capacity as the IFE and regulates the services of radio and television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, estate and local procedures by distributing the Official Broadcast Time among the political parties. For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Business Strategy — Maintaining Our Leading Position in the Mexican Television Market — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”. The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

The INE and the political parties must comply with certain requirements included in the 2007 Constitutional Amendment for the use of Official Broadcast Time. During federal electoral periods, the INE will be granted, per the 2007 Constitutional Amendment, 48 minutes per day in each radio station and television channel, to be used during pre-campaign periods in two and up to three minutes per broadcast hour in each radio station and television channel, of which all the political parties will be jointly entitled, to use one minute per broadcast hour. During campaign periods, at least 85% of the 48 minutes per day, shall be allocated among the political parties, and the remaining 15% may be used by the INE for its own purposes. During non-electoral periods, the INE will be assigned with up to 12% of the Official Broadcast Time, half of which shall be allocated among the political parties. In the event that local elections are held simultaneously with federal elections, the broadcast time granted to the INE shall be used for the federal and the local elections. During any other local electoral periods, the allocation of broadcast time will be made pursuant to the criteria established by the 2007 Constitutional Amendment and as such criteria are reflected in applicable law.

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

Telecom Reform and Broadcasting Regulations

On June 12, 2013, the Telecom Reform came into force. The Telecom Reform, the LFTR secondary regulations to be issued by the President and IFT, as applicable, and certain actions recently taken by IFT, an organization with constitutional autonomy responsible for overseeing the radio and television broadcasting industries and telecommunications, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial position. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

The Telecom Reform created two regulatory bodies that are independent from the executive branch of government: CFCE (which assumed the functions of the former Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio)), and IFT (which oversees the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to those industries). In addition, specialized federal courts empowered to review all rulings, actions and omissions of these independent regulatory bodies were created. No stay or injunction will suspend any measure or action taken by these regulatory bodies. Therefore, subject to limited exceptions, until any decision, action or omission by these regulatory bodies is declared void by a competent court through a binding and final judgment, CFCE’s or IFT’s decision, action or omission will be valid and will have full force and legal effect.

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

As a result of the amendments to the Mexican Constitution, relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum will only be granted through public bid processes. In accordance with the Program, on March 7, 2014, IFT published in the Official Gazette of the Federation an invitation to a public auction for the concession for the two National Digital Networks which will be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

Those who participated in the public auction had obtained a prior favorable antitrust opinion from IFT granted under the New Federal Antitrust Law. We were prevented from participating in the bidding. The bidding rules were published by IFT on its internet site on March 9, 2014. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage. However, since Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. Cadena Tres has completed the process and has received its license. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Access to information and communication technologies, as well as broadcasting and telecommunications services (including broadband), is established as a constitutional right. The Telecom Reform further requires that such information be diverse and timely, and that any person may search, receive and disclose information and ideas of any kind through any media. Among other things, the LFTR contemplates the right of audiences to be able to receive content that reflects ideological pluralism, that the news is distinguishable from the reporter’s opinions, and to have the right to replicate the news.

The Telecom Reform permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country.

As a result of the Telecom Reform and LFTR, starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and without discrimination, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the Telecom Reform. Also, since September 10, 2013, our pay-TV licensees are required to retransmit broadcast signals of others, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Pursuant to the transitory articles of the Telecom Reform, the Mexican Federal Congress made amendments to the applicable legal framework, and published the LFTR on July 14, 2014, which became effective on August 13, 2014. The LFTR provides several amendments to previous legislation, and could positively or adversely affect the activities and businesses of our Company, as well as our results of operations and financial condition.

The LFTR establishes a renewal procedure that will result in the granting of a renewal of an integrated multiservice concession (not involving a radio-electric spectrum or orbital resources which require a concession to exploit such spectrum) in order to provide telecommunications and possibly, broadcasting services. The integrated multiservice concession will be awarded for renewable 30 year terms. Renewal of integrated multiservice concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The LFTR also contemplates that concession holders that operate a public network of telecommunications must (i) abstain from charging long distance fees for calls made by users to any national destination; (ii) if there was no other concession holder providing similar services in a certain territory, the concession holder providing the service in such territory shall have to continue providing the services; and (iii) concession holders must adopt the open architecture designs for the network to guarantee the interconnection and interoperation of their network.

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel, and the maximum amount for radio stations shall not exceed 40% of the total broadcasting time for each channel.

The LFTR establishes that those concession holders providing broadcasting services shall offer broadcasting services and advertising spaces to any person or corporation that requires them on a non-discriminatory basis and on market terms granting the terms, packages, conditions, and rates in force at the time of the request. Additionally, the law provides that balance shall be maintained between advertising and programming. Advertising shall be subject to several rules, including the maximum time allowed for advertising (i.e. 18% of the total available time per channel in free to air television; 40% in radio; and 6 minutes per hour on pay-television and audio).

Lastly, transitory article 39 of the LFTR establishes that IFT shall initiate an investigation to determine the possible existence of substantial market power in any of the relevant markets of the telecommunications and broadcasting sectors. If substantial market power is determined, IFT shall impose the necessary measures. Consequently, on September 11, 2014, IFT published in the Official Gazette of the Federation that it began such an investigation, which has now concluded. On March 17, 2015, IFT delivered a preliminary assessment to determine the existence of substantial power in the restricted television and audio services in Mexico. The Company has filed its pleadings and evidence against the preliminary assessment. In case it is confirmed, IFT may impose measures, terms, conditions and restrictive obligations that may materially and adversely affect the activities and businesses of our restricted television businesses, as well as our results of operations and financial condition.

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2014.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (4)(5)	Mexico	100.0%
Consorcio Nekeas, S.A. de C.V.(2)(5)(17)	Mexico	100.0%
Editora Factum, S.A. de C.V.(3)(5)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V.(3)(6)	Mexico	51.0%
Editorial Televisa, S.A. de C.V.(2)(3) (7)	Mexico	100.0%
Factum Más, S.A. de C.V.(3) (8)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (3) (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (3) (8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2)(3)(10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V.(11)	Mexico	100.0%
G.Televisa-D, S.A. de C.V.(3) (12)	Mexico	100.0%
Grupo Xquenda, Ltd. (13)	Switzerland	100.0%
Multimedia Telecom, S.A. de C.V. (13)	Mexico	100.0%
Televisa, S.A. de C.V.(14)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(3)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (3)(15)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (3)(16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.
(2)	One of five direct subsidiaries through which we conduct the operations of our Other Businesses segment.
(3)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.
(4)	Direct subsidiary through which we acquired Cablecom, a telecommunications company, in the third quarter of 2014.
(5)	One of three direct subsidiaries through which we own equity interests in and conduct the operations of our Telecommunications segment.
(6)	One of the indirect subsidiaries through which we conduct the operations of our Telecommunications segment.
(7)	Direct subsidiary through which we conduct the operations of our Publishing business.
(8)	One of three subsidiaries through which we own our equity interest in Innova.
(9)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.
(10)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.
(11)	Direct subsidiary through which we conduct the operations of our Content segment.
(12)	Indirect subsidiary through which we conduct certain operations of our Content segment.
(13)	Direct and Indirect subsidiaries through which we own 7.8% of the capital stock of BMP and maintain our investment in Convertible Debentures issued by BMP. In January 2014, Mexvisa, Ltd. transferred the ownership of Multimedia Telecom, S.A. de C.V. to Grupo Xquenda, Ltd. as a result of a company restructuring.

(14)	Indirect subsidiary through which we conduct the operations of our Content segment.
(15)	Direct subsidiary through which we conduct the operations of our Radio business.
(16)	Direct subsidiary through which we conduct the operations of our Gaming business.
(17)	On January 8, 2015, this subsidiary was merged into TTelecom H, S.A.P.I. de C.V., a direct subsidiary through which we acquired Telecable, a telecommunications company.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe in Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 47 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 100,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.5 million square feet of space, of which over 3.8 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 439,766 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	7	Miami, Florida(1)
		Santiago, Chile(1)
		Guayaquil, Ecuador(1)
		Caracas, Venezuela(1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)
Leased properties	11	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogota, Colombia(2)
		San Juan, Puerto Rico(1)
		Chicago, Illinois(1)
		Pearland, Texas(1)
		Guayaquil, Ecuador(2)

Operations	Number of Properties	Location
Publishing distribution and other activities
Owned properties	2	Lima, Peru(1)
		Barranquilla, Colombia(1)
Leased properties	10	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Santiago, Chile(1)
		Lima, Peru(2)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	7	San Antonio, Texas(3)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas(1)

Satellites. We currently use transponder capacity on eight satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; AMC-9, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; and IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

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

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In February 2015, we renewed the contract until August 31, 2018. The new contract includes the full service migration to the new satellite, Satmex 8, which started operations in April 2013. On March 31, 2013, Solidaridad II satellite reached the end of its useful life and we migrated operations to Satmex 5 satellite.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one.

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service during 2015. See Note 26 to our consolidated year-end financial statements.

In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018.

With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by Intelsat, Eutelsat Americas (formerly Satmex) and SES, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.

Insurance. We maintain comprehensive insurance coverage for our offices, equipment and other property for risks including fire, earthquake, flooding, storm, and other similar events and the resulting business interruption losses, subject to some limitations. We do not maintain insurance for part of our transmission lines network and business interruption insurance for our DTH business in case of loss of satellite transmission.

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

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Pesos)(1)
Net sales	Ps. 80,118.4	Ps. 73,790.7	Ps. 69,290.4
Cost of sales	42,908.7	39,602.4	36,795.9
Selling expenses	8,561.9	7,280.6	6,251.7
Administrative expenses	9,409.7	8,086.2	7,452.8
Other expense, net	5,281.7	83.1	650.4

Operating income	13,956.4	18,738.4	18,139.6
Finance (expense) income, net	(4,328.9)	884.7	(3,350.5)
Share of income (loss) of joint ventures and associates, net	13.2	(5,659.9)	(666.6)
Income taxes	2,980.9	3,729.0	4,053.4

Net income	6,659.8	10,234.2	10,069.1
Net income attributable to non-controlling interests	1,272.9	2,485.9	1,308.5

Net income attributable to stockholders of the Company	Ps. 5,386.9	Ps. 7,748.3	Ps. 8,760.6

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2014, 2013 and 2012 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2014	2013	2012
	(Millions of Pesos) (1)
Net sales	Ps. 80,118.4	Ps. 73,790.7	Ps. 69,290.4
Cost of sales(2)	34,376.8	32,273.6	30,645.4
Selling expenses(2)	7,822.0	6,605.6	5,632.1
Administrative expenses(2)	5,639.9	5,051.1	4,599.4

Operating segment income	32,279.7	29,860.4	28,413.5
Corporate expenses	1,478.5	1,192.5	1,149.3
Depreciation and amortization	11,563.1	9,846.4	8,474.2
Other expense, net	5,281.7	83.1	650.4

Operating income	Ps. 13,956.4	Ps. 18,738.4	Ps. 18,139.6

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 included in this annual report due to differences in rounding.
(2)	Excluding corporate expenses and depreciation and amortization.

New Segment Presentation in 2014

Beginning in 2014, we adjusted our segment reporting. The Publishing business, which was previously presented as a separate reportable segment, was classified into the Other Businesses segment in the first quarter of 2014, since its operations were no longer significant to our consolidated financial statements taken as a whole. Therefore we have recast the segment information for the years ended December 31, 2013 and 2012 to reflect those adjustments.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2014	2013	2012
Segment Net Sales
Content	42.8%	45.0%	46.6%
Sky	21.5	21.4	20.5
Telecommunications	25.7	22.8	22.0
Other Businesses	10.0	10.8	10.9

Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(1.7)	(1.8)	(1.8)

Total consolidated net sales	98.3%	98.2%	98.2%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2014	2013	2012
Net Sales
Cost of sales(2)	42.9%	43.7%	44.2%
Selling expenses(2)	9.8	9.0	8.1
Administrative expenses(2)	8.9	8.5	8.3
Depreciation and amortization	14.4	13.3	12.2
Other expense, net	6.6	0.1	1.0
Consolidated operating income	17.4	25.4	26.2

Total consolidated net sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2014, 2013 and 2012. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2014, we classified our operations into four business segments: Content, Sky, Telecommunications, and Other Businesses.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps. 34,868.1	Ps. 33,817.6	Ps. 32,884.1
Sky	17,498.6	16,098.3	14,465.3
Telecommunications	20,937.3	17,138.8	15,570.4
Other Businesses	8,204.0	8,073.3	7,664.3

Total Segment Net Sales	81,508.0	75,128.0	70,584.1
Intersegment Operations	(1,389.6)	(1,337.3)	(1,293.7)

Total Consolidated Net Sales	Ps. 80,118.4	Ps. 73,790.7	Ps. 69,290.4

Operating Segment Income
Content	Ps. 15,534.3	Ps. 15,566.0	Ps. 15,411.1
Sky	8,211.3	7,340.5	6,558.0
Telecommunications	7,882.9	6,131.8	5,812.8
Other Businesses	651.2	822.1	631.6

Total Operating Segment Income(2)	32,279.7	29,860.4	28,413.5
Corporate Expenses(2)	(1,478.5)	(1,192.5)	(1,149.3)
Depreciation and Amortization(2)	(11,563.1)	(9,846.4)	(8,474.2)
Other Expense, net	(5,281.7)	(83.1)	(650.4)

Total Consolidated Operating Income(3)	Ps. 13,956.4	Ps. 18,738.4	Ps. 18,139.6

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 25 to our consolidated year-end financial statements.
(2)	The total operating segment income data set forth in this annual report do not include corporate expenses or depreciation and amortization in any period presented, but are presented herein to facilitate the discussion of segment results.
(3)	Total consolidated operating income reflects corporate expenses, depreciation and amortization, and other expense, net, in the periods presented. See Note 25 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2014, 2013 and 2012, we recognized 30.0%, 29.1% and 28.6%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “— Business Overview — Business Strategy — Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2014

Compared to the Year Ended December 31, 2013

Total Segment Results

Net Sales

Net sales increased by Ps.6,327.7 million, or 8.6%, to Ps.80,118.4 million for the year ended December 31, 2014 from Ps.73,790.7 million for the year ended December 31, 2013. This increase was attributable to revenue growth across all our business segments, principally in our Sky and Telecommunications segments, including the consolidation of Cablecom, a cable company, starting September 1, 2014.

Cost of Sales

Cost of sales increased by Ps.2,103.2 million, or 6.5%, to Ps.34,376.8 million for the year ended December 31, 2014 from Ps.32,273.6 million for the year ended December 31, 2013. This increase was due to higher costs in all our business segments, principally in our Content and Telecommunications segments reflecting the consolidation of Cablecom.

Selling Expenses

Selling expenses increased by Ps.1,216.4 million, or 18.4%, to Ps.7,822.0 million for the year ended December 31, 2014 from Ps.6,605.6 million for the year ended December 31, 2013. This increase was attributable to higher selling expenses primarily in our Sky and Telecommunications segments due to the consolidation of Cablecom.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.874.8 million, or 14.0%, to Ps.7,118.4 million for the year ended December 31, 2014 from Ps.6,243.6 million for the year ended December 31, 2013. The growth reflects an increase in administrative expenses principally in our Telecommunications segment due to the consolidation of Cablecom. This increase includes an increase of 24.0% in corporate expenses.

Corporate expense increased by Ps.286.0 million, to Ps.1,478.5 million in 2014, from Ps.1,192.5 million in 2013. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2014 and 2013 amounted to Ps.844.8 million and Ps.605.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.239.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Telecommunications segment, as well as the increase in the market price of our CPO from last year.

Content

We categorize our sources of revenue in our Content segment as follows:

•	Advertising,

•	Network Subscription Revenue, and

•	Licensing and Syndication.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2014 with 2013:

	Year Ended December 31,
	2014	2013	Change
	(Millions of Pesos)		(%)
Net Sales
Advertising	Ps. 25,465.7	Ps. 24,864.5	2.4%
Network Subscription Revenue	2,854.4	3,263.6	(12.5)
Licensing and Syndication	6,548.0	5,689.5	15.1
Total Net Sales	Ps. 34,868.1	Ps. 33,817.6	3.1%
Operating Segment Income	Ps. 15,534.3	Ps. 15,566.0	(0.2)%

Content net sales, representing 42.8% and 45.0% of our total segment net sales for the years ended December 31, 2014 and 2013, respectively, increased by Ps.1,050.5 million, or 3.1%, to Ps.34,868.1 million for the year ended December 31, 2014 from Ps.33,817.6 million for the year ended December 31, 2013.

Advertising revenue increased by 2.4%. These results were adversely affected by new regulation effective July 2014 that restricts television advertising for high-caloric foods and beverages during certain time slots. For the full year, advertising on pay-TV networks represented 6.0% of our total advertising revenues.

Network Subscription Revenue decreased by 12.5%. These results reflect forgone revenue as a result of the implementation of the must-offer regulation that came into effect with the constitutional reform in matters of telecommunications. The must-offer regulation, that came into effect in September 2013, requires us to allow the retransmission free of charge and on a non-discriminatory basis of free-to-air television signals to pay-TV concession holders that operate in the same area of geographic coverage, subject to certain conditions being met, among others, that the retransmission is made without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the regulations. This effect was partially offset by the addition of pay-TV subscribers in Mexico and abroad.

The increase in Licensing and Syndication revenue of 15.1% is explained by: (i) an increase of 14.8% in royalties from Univision, from U.S.$273.2 million in 2013 to U.S.$313.7 million in 2014; and (ii) a positive translation effect on foreign-currency denominated revenues.

Content operating segment income decreased by Ps.31.7 million, or 0.2%, to Ps.15,534.3 million for the year ended December 31, 2014 from Ps.15,566.0 million for the year ended December 31, 2013. The margin was 44.6%. The drop in the margin of 140 basis points from 2013 is mainly explained by lower Network Subscription Revenue as a result of the must-offer regulation.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged the lowest rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We previously billed most of our advertising customers on a cost-per-rating-point basis based on audience share and ratings as published by IBOPE. Due to a June 2012 leak of confidential data related to the location of IBOPE’s people meters, we no longer use IBOPE’s statistical data, and we have been billing our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. Advertising revenues are recognized at the time the advertising services are rendered (i.e., the advertising is broadcast). Upon broadcast of the corresponding advertising, advertisers are charged based on the price tariff previously agreed with them. Any upfront payments are recorded as liabilities until such time as the revenue is recognized. We are not committed with advertisers to achieve a certain rating upon broadcast nor do we charge on estimates but rather on actual agreed prices. Therefore, we do not have to account for any deficiency or provide any price adjustment.

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

During 2014 and 2013, we increased our nominal advertising rates. During prime time broadcasts, we sold an aggregate of 1,110 hours of advertising time in 2014 and 1,229 hours in 2013. During sign-on to sign-off hours, we sold 2,392 hours of advertising time in 2014 and 2,640 hours in 2013. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2014 and 2013, we had received Ps.16,695.9 million and Ps.18,874.1 million, respectively, of advertising deposits for television advertising time during 2015 and 2014, respectively, representing approximately U.S.$1,131.1 million and U.S.$1,443.5 million, respectively, at the applicable year-end exchange rates. Approximately 59.3% and 60.4% of these deposits as of December 31, 2014 and 2013, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes was 4.5 months at December 31, 2014 and 4.9 months at December 31, 2013.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 21.5% and 21.4% of our total segment net sales for the years ended December 31, 2014 and 2013, respectively, increased by Ps.1,400.3 million, or 8.7%, to Ps.17,498.6 million for the year ended December 31, 2014 from Ps.16,098.3 million for the year ended December 31, 2013. The increase was driven by solid growth in the subscriber base of 622,557, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2014, the number of net active subscribers increased to 6,638,032 (including 174,986 commercial subscribers), compared with 6,015,475 (including 168,063 commercial subscribers) as of December 31, 2013. Sky closed 2014 with 192,358 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.870.8 million, or 11.9%, to Ps.8,211.3 million for the year ended December 31, 2014 from Ps.7,340.5 million for the year ended December 31, 2013. The increase in the margin of 130 basis points from last year reflects: (i) an increase in sales; and (ii) cost of sales expenses that expanded at a slower pace. This effect was partially compensated by higher marketing expenses.

Telecommunications

Telecommunications net sales are derived from the provision of telecommunication services, as well as advertising sales. Net sales relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI and, starting September 1, 2014, Cablecom. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Telecommunications net sales, representing 25.7% and 22.8% of our total segment net sales for the years ended December 31, 2014 and 2013, respectively, increased by Ps.3,798.5 million, or 22.2%, to Ps.20,937.3 million for the year ended December 31, 2014 from Ps.17,138.8 million for the year ended December 31, 2013. This increase includes the consolidation, starting September 1, 2014, of Ps.1,369.7 million revenues from Cablecom. Excluding Cablecom, full year sales experienced a growth of 14.2%.

Also excluding the acquisition of Cablecom, Voice and Data revenue generating units, or RGUs, grew 18.2% and 21.2% compared with last year, respectively, while Video RGUs grew by 4.3%.

Telecommunications operating segment income increased by Ps.1,751.1 million, or 28.6%, to Ps.7,882.9 million for the year ended December 31, 2014 from Ps.6,131.8 million for the year ended December 31, 2013. These results primarily reflected the consolidation of Cablecom, which contributed with Ps.638.1 million to operating segment income, continued growth in the cable platforms and Bestel, and the benefit from lower programming costs as a result of the must-offer regulation. These favorable variances were partially offset by the increase in maintenance costs, personnel costs, and advertising spending during the year. Excluding Cablecom, full year operating segment income increased by 18.2%.

The following table sets forth the breakdown of RGUs per service type for our Telecommunications segment as of December 31, 2014 and 2013.

	2014	2013
Video	3,356,732	2,495,312
Broadband (data)	2,288,709	1,666,788
Voice	1,228,182	915,927
RGUs	6,873,623	5,078,027

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, radio and publishing distribution. Beginning in 2014, we adjusted our segment reporting. The Publishing business, which was previously presented as a separate reportable segment, was classified into the Other Businesses segment in the first quarter of 2014, since its operations were no longer significant to our consolidated financial statements taken as a whole.

Other Businesses net sales, represented 10.0% and 10.8% of our total segment net sales for the years ended December 31, 2014 and 2013, respectively, increased by Ps.130.7 million, or 1.6%, to Ps.8,204.0 million for the year ended December 31, 2014 from Ps.8,073.3 million for the year ended December 31, 2013. Businesses that performed well include feature-film distribution, gaming, and radio. The feature-film distribution business distributed hits such as The Hunger Games: Mockingjay and Cásese Quien Pueda. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

Other Businesses operating segment income decreased by Ps.170.9 million, or 20.8%, to Ps.651.2 million for the year ended December 31, 2014 from Ps.822.1 million for the year ended December 31, 2013. This decrease reflects: (i) a decrease in the operating segment income of our publishing business; (ii) an increase in the operating segment income of gaming, soccer, radio, and feature-film distribution businesses; and (iii) a smaller operating segment loss in our publishing distribution business.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,716.7 million, or 17.4%, to Ps.11,563.1 million for the year ended December 31, 2014 from Ps.9,846.4 million for the year ended December 31, 2013. This change primarily reflected an increase in such expense in our Sky and Telecommunications segments (Cablecom’s depreciation and amortization expense amounted to Ps.488.9 million).

Other Expense, Net

Other expense, net, increased by Ps.5,198.6 million, to Ps.5,281.7 million for the year ended December 31, 2014, compared with Ps.83.1 million for the year ended December 31, 2013. This increase primarily reflected a one-time non-cash loss on disposition of our investment in GSF, our 50% joint venture in Iusacell, in connection with a transaction agreement entered into by us and the other owner of GSF in September 2014.

Other expense, net, for the year ended December 31, 2014 primarily included financial advisory and professional services, loss on disposition of property and equipment, donations, and a non-cash impairment charge related to goodwill and trademarks in our publishing business.

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

Finance expense, net, increased by Ps.5,213.6 million to Ps.4,328.9 million for the year ended December 31, 2014 from finance income, net of Ps.884.7 million for the year ended December 31, 2013. This increase primarily reflected (i) a Ps.748.3 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2014; (ii) a Ps.1,107.4 million increase in foreign exchange loss resulting primarily from the effect of a 12.9% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2014 compared with a 1.8% depreciation and a lower U.S. dollar liability position in 2013; and (iii) a Ps.3,555.6 million decrease in other finance income, net, resulting primarily from a lower finance income resulting from a change in fair value of the embedded derivate related to our option to convert debentures issued by the controlling company of Univision (“BMP”) into an equity stake of BMP. These unfavorable variances were partially offset by a Ps.197.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2014.

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

Share of income of joint ventures and associates, net, increased Ps.5,673.1 million to Ps.13.2 million for the year ended December 31, 2014 from share of loss of joint ventures and associates, net, of Ps.5,659.9 million for the year ended December 31, 2013. This increase primarily reflected mainly the absence of an impairment adjustment made in 2013 to our investment in GSF, as well as a lower loss of GSF as we discontinued recognizing our share of loss of this joint venture in September 2014, in connection with a transaction agreement to dispose of our investment in GSF, which was completed in January 2015.

Income Taxes

Income taxes decreased by Ps.748.1 million, or 20.1%, to Ps.2,980.9 million for the year ended December 31, 2014 from Ps.3,729.0 million for the year ended December 31, 2013. This decrease primarily reflected a lower income tax base.

The Mexican corporate income tax rate was 30% in each of the years 2014, 2013 and 2012. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% thereafter.

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

Net income attributable to non-controlling interests decreased by Ps.1,213.0 million, or 48.8%, to Ps.1,272.9 million for the year ended December 31, 2014 from Ps.2,485.9 million for the year ended December 31, 2013. This decrease primarily reflected a lower portion of net income attributable to non-controlling interests in our Sky and Telecommunications segments.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.5,386.9 million for the year ended December 31, 2014, as compared to Ps.7,748.3 million for the year ended December 31, 2013. The net decrease of Ps.2,361.4 million reflected:

•	a Ps.4,782.0 million decrease in operating income; and

•	a Ps.5,213.6 million increase in finance expense, net.

These changes were partially offset by:

•	a Ps.5,673.1 million decrease in share of losses of jointly controlled entities and associates, net;

•	a Ps.748.1 million decrease in income taxes; and

•	a Ps.1,213.0 million decrease in net income attributable to non-controlling interests.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

Total Segment Results

Net Sales

Net sales increased by Ps.4,500.3 million, or 6.5%, to Ps.73,790.7 million for the year ended December 31, 2013 from Ps.69,290.4 million for the year ended December 31, 2012. This increase was primarily attributable to strong revenue growth in our Sky and Telecommunications segments, and was partially offset by a revenue decrease in our Publishing business.

Cost of Sales

Cost of sales increased by Ps.1,628.2 million, or 5.3%, to Ps.32,273.6 million for the year ended December 31, 2013 from Ps.30,645.4 million for the year ended December 31, 2012. This increase was due to higher costs principally in our Content, Sky and Telecommunications segments; these increases were partially offset by a decrease in cost in our Publishing business.

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

Content net sales increased by Ps.933.5 million, or 2.8%, to Ps.33,817.6 million for the year ended December 31, 2013 from Ps.32,884.1 million for the year ended December 31, 2012.

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

Sky

Sky net sales increased by Ps.1,633.0 million, or 11.3%, to Ps.16,098.3 million for the year ended December 31, 2013 from Ps.14,465.3 million for the year ended December 31, 2012. The increase was driven by significant growth in the subscriber base of 862,030, which is attributable to the continued success of Sky’s low-cost offering, the attractiveness of Sky’s traditional pay-TV packages, and the increase in advertising revenues. As of December 31, 2013, the number of net active subscribers increased to 6,015,475 (including 168,063 commercial subscribers), compared with 5,153,445 (including 164,669 commercial subscribers) as of December 31, 2012. Sky closed 2013 with 203,076 subscribers in Central America and the Dominican Republic.

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

Telecommunications

Telecommunications net sales increased by Ps.1,568.4 million, or 10.1%, to Ps.17,138.8 million for the year ended December 31, 2013 from Ps.15,570.4 million for the year ended December 31, 2012. In the aggregate, the three telecommunications operations added 708,827 revenue generating units (RGUs) during 2013 as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, increasing 21.4% and 27.6%, respectively, compared with 2012, while video RGUs increased by 8.1%.

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

The following table sets forth the breakdown of RGUs as of December 31, 2013 and 2012:

	2013	2012
Video	2,495,312	2,308,794
Broadband (data)	1,666,788	1,306,104
Voice	915,927	754,302
RGUs	5,078,027	4,369,200

Other Businesses

Other Businesses net sales increased by Ps.409.0 million, or 5.3%, to Ps.8,073.3 million for the year ended December 31, 2013 from Ps.7,664.3 million for the year ended December 31, 2012. Businesses that performed well include feature-film distribution, soccer, radio, and gaming. The soccer business benefited from player related transactions, while the radio business saw an increase in advertising revenues. The feature-film distribution business distributed hits such as The Hunger Games: Catching Fire and Instructions Not Included. These increases were partially offset by a decrease in the sales of our publishing business.

Other Businesses operating segment income increased by Ps.190.5 million, or 30.2%, to Ps.822.1 million for the year ended December 31, 2013 from Ps.631.6 million for the year ended December 31, 2012. This increase reflects: (i) increases in the operating segment income of feature-film distribution, radio, and gaming; (ii) a shift from loss to income in our soccer business; (iii) a reduced operating segment loss in our publishing distribution business; and (iv) these effects were partially offset by a decrease in the operating segment income of our publishing business.

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

Finance income, net, increased by Ps.4,235.2 million to Ps.884.7 million for the year ended December 31, 2013 from a finance expense of Ps.3,350.5 million for the year ended December 31, 2012. This increase primarily reflected (i) a Ps.4,994.6 million increase in other finance income, net, resulting primarily from a non-cash gain in fair value of our option to convert our investment in debentures issued by BMP, the controlling company of Univision, into shares of capital stock of BMP; and (ii) a Ps.85.7 million increase in interest income to Ps.1,130 million for the year ended December 31, 2013 from Ps.1,044.3 million for the year ended December 31, 2012, primarily attributable to a higher average amount of cash, cash equivalents and temporary investments during 2013. These favorable effects were partially offset by (i) a Ps.433.9 million increase in interest expense to Ps.4,803.2 million for the year ended December 31, 2013 from Ps.4,369.3 million for the year ended December 31, 2012, primarily due to a higher average principal amount of debt and finance lease obligations in 2013; and (ii) a Ps.411.2 million increase in foreign exchange loss to Ps.283.8 million in foreign exchange loss, net for the year ended December 31, 2013 from Ps.127.4 million in foreign exchange gain, net for the year ended December 31, 2012, resulting primarily from the effect of a 1.8% depreciation of the Peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2013, compared to a 8.1% appreciation and a lower average net U.S. dollar liability position in 2012.

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

Share of loss of joint ventures and associates, net, increased by Ps.4,993.3 million to Ps.5,659.9 million for the year ended December 31, 2013 from Ps.666.6 million for the year ended December 31, 2012. This increase primarily reflected a non-cash impairment adjustment to our net investment in GSF, the 50% joint venture in Iusacell, as we determined that it will take a longer period to realize the projected benefits of our investment in GSF based on new industry regulations during 2013 and fair value calculations. This effect was partially offset by an increase in our share of income of BMP, the controlling company of Univision.

Income Taxes

Income taxes decreased by Ps.324.4 million, or 8%, to Ps.3,729.0 million for the year ended December 31, 2013 from Ps.4,053.4 million for the year ended December 31, 2012. This decrease primarily reflected a lower effective income tax rate.

The Mexican corporate income tax rate was 30% in each of the years 2013 and 2012. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate remained 30% in 2014 and will remain 30% thereafter.

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

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.7,748.3 million for the year ended December 31, 2013, as compared to Ps.8,760.6 million for the year ended December 31, 2012. The net decrease of Ps.1,012.3 million reflected:

•	a Ps.4,993.3 million increase in share of loss of joint ventures and associates, net; and

•	a Ps.1,177.4 million increase in net income attributable to non-controlling interests.

These changes were partially offset by:

•	a Ps.598.8 million increase in operating income;

•	a Ps.4,235.2 million decrease in finance expense, net; and

•	a Ps.324.4 million decrease in income taxes.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2014	2013	2012
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	12.9%	1.8%	(8.1%)
Mexican inflation rate(2)	4.1	4.0	3.6
U.S. inflation rate	0.8	1.5	1.7
Increase in Mexican GDP(3)	2.1	1.4	4.0

(1)	Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.13.9785 per U.S. Dollar as of December 31, 2011; Ps.12.85 per U.S. Dollar as of December 31, 2012; Ps.13.0750 per U.S. Dollar as of December 31, 2013 and Ps. 14.7613 as of December 31, 2014.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 103.5 in 2011; 107.2 in 2012; 111.5 in 2013 and 116.1 in 2014.
(3)	As reported by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2014, as estimated by INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.

•	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2014, 2013 and 2012:

	Year Ended December 31,
	2014		2013		2012
	(Millions of U.S. Dollars)
Revenues	U.S.$	956	U.S.$	934	U.S.$	887
Operating costs and expenses		707		647		592

On a consolidated basis, in 2014, 2013 and 2012, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain vulnerable to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

Our consolidated financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2016. Management is in the process of assessing the potential impact of these pronouncements on our consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint venture	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

Annual Improvements to IFRSs 2012-2014 Cycle were published in September 2014 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2012-2014 Cycle	Subject of Amendment
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal
IFRS 7 Financial Instruments: Disclosures	Servicing contracts and applicability of the amendments to IFRS 7 to condensed interim financial statements
IAS 19 Employee Benefits	Discount rate: regional market issue
IAS 34 Interim Financial Reporting	Disclosure of information ’elsewhere in the interim financial report’

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures were issued in May 2014 and add new guidance on how to account for the acquisition of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations. Under these amendments, the acquirer of a joint operation that constitutes a business shall apply all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this IFRS and disclose the information that is required in those IFRSs in relation to business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization were issued in May 2014 and clarify that the use of revenue-based methods to calculate depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the assets. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendments to IAS 27 Equity Method in Separate Financial Statements were issued in August 2014 and will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in the separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception were issued in December 2014, and introduce clarifications to the requirements when accounting for investment entities. These amendments clarify which subsidiaries of an investment entity are consolidated in accordance with IFRS 10 Consolidated Financial Statements, instead of being measured at fair value through income.

Amendments to IAS 1 Disclosure Initiative were issued in December 2014 and clarify that companies should use professional judgment in determining what information to disclose in the financial statements, and where and in what order information is presented in the financial disclosures.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 and provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2017, with early adoption permitted. We are expected to be impacted to some extent by the significant increase in required disclosures. We are currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

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

(a) Accounting for Programming

We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then licenses some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

We estimate the expected future benefit periods based on past historical revenue patterns for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute its programming, including our consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

We also purchase programming from, and enters into license arrangements with, various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from our programming as of December 31, 2014, the balance of such programming would decrease in the amount of Ps.216,547 with a corresponding increase in programming amortization expense.

(b) Investments in Joint Ventures and Associates

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

Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans guarantees we have provided to these joint ventures and associates, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, we periodically evaluate whether to continue to account for its various investments under the equity method.

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

The recoverable amount of cash generating units has been determined based on fair value less costs to disposal calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2014 and 2013, we recorded impairments for goodwill and other indefinite-lived intangible assets related to our Publishing business, which is classified into the Other Businesses segment. During 2013, we recorded impairments for goodwill and other indefinite-lived intangible assets related to our joint venture investment in capital stock of GSF (see Notes 10 and 12 to our consolidated year-end financial statements). There were no impairments for goodwill and other indefinite-lived intangible assets recorded in 2012. Other than in the Publishing business, we believe that additional reasonable changes in assumptions would not trigger any additional impairment charges.

(d) Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (l), 12 and 21 to our consolidated year-end financial statements). We have not recorded any significant impairment charges over the past few years.

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

(f) Financial Assets and Liabilities Measured at Fair Value

We have a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 14 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2014, 2013 and 2012 (in thousands of Pesos):

	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 4,788,585	Ps. 4,788,585	Ps. —	Ps. —
Available-for-sale financial assets:
Available-for-sale investments	5,511,768	—	5,511,768	—
1.5% Convertible Debentures due 2025 issued by BMP	10,421,478	—	—	10,421,478
Embedded derivative BMP	17,447,857	—	—	17,447,857
Shares of Common Stock of Imagina	836,037	—	—	836,037
Derivative financial instruments	2,894	—	2,894	—

Total	Ps. 39,008,619	Ps. 4,788,585	Ps. 5,514,662	Ps. 28,705,372

Liabilities:
Derivative financial instruments	Ps. 335,102	Ps. —	Ps. 335,102	Ps. —

Total	Ps. 335,102	Ps. —	Ps. 335,102	Ps. —

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 3,722,976	Ps. 3,722,976	Ps. —	Ps. —
Available-for-sale financial assets:
Available-for-sale investments	4,015,105	—	4,015,105	—
1.5% Convertible Debentures due 2025 issued by BMP	7,675,036	—	—	7,675,036
Embedded derivative BMP	14,761,677	—	—	14,761,677
Shares of Common Stock of Imagina	1,169,002	—	—	1,169,002
Convertible debt instruments issued by Ares	6,446,000	—	—	6,446,000
Embedded derivative Ares	771,000	—	—	771,000
Long-term debt instrument issued by Ares	2,521,999	—	—	2,521,999
Derivative financial instruments	8,388	—	8,388	—

Total	Ps. 41,091,183	Ps. 3,722,976	Ps. 4,023,493	Ps. 33,344,714

Liabilities:
Derivative financial instruments	Ps. 335,336	Ps. —	Ps. 335,336	Ps. —

Total	Ps. 335,336	Ps. —	Ps. 335,336	Ps. —

	Balance as of December 31, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,317,296	Ps.	2,844,386	Ps.	2,472,910	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		2,986,933		—		2,986,933		—
1.5% Convertible Debentures due 2025 issued by BMP		6,990,427		—		—		6,990,427
Embedded derivative BMP		9,611,873		—		—		9,611,873
Shares of Common Stock of Imagina		867,581		—		—		867,581
Derivative financial instruments		15,000		—		15,000		—

Total	Ps.	25,789,110	Ps.	2,844,386	Ps.	5,474,843	Ps.	17,469,881

Liabilities:
Derivative financial instruments	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

Total	Ps.	352,762	Ps.	—	Ps.	352,762	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2014 and 2013.

	2014		2013
Balance at beginning of year	Ps.	33,344,714	Ps.	17,469,881
Included in finance income or expense		3,082,374		5,441,710
Included in other comprehensive income		2,454,884		940,379
Acquisition of Cablecom		(10,176,600)		—
Long-term debt instrument issued by Ares		—		2,492,744
Convertible debt instrument and Embedded derivative issued by Ares		—		7,000,000

Balance at the end of year	Ps.	28,705,372	Ps.	33,344,714

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

As of December 31, 2014 and 2013, we have made judgments and used several estimates and assumptions for determining the fair value calculations of the BMP Convertible Debentures due 2025, the BMP embedded derivative, the Ares convertible debt instruments, the Ares embedded derivative and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. We also utilize risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

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

BMP Convertible Debentures due 2025

On December 20, 2010, we made a cash investment in the form of 1.5% Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606.5 million), which are convertible at our option into additional shares currently equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States and other conditions. Our option of converting these debentures into an equity stake of BMP is accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 4 and 9 to our consolidated year-end financial statements).

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

In the case of the embedded derivative in the BMP Convertible Debentures, we used recognized industry standard option pricing models (“OPM”). The OPM requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include the BMP stock’s spot price at valuation date and the stocks expected volatility. The BMP stock’s spot price at valuation date was obtained by using a discounted projected cash flow model that used the inputs described in the paragraph above. The BMP stock’s volatility was obtained from publicly available information about comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology is an internal model with significant unobservable inputs, the BMP embedded derivative is classified as Level 3.

Unobservable inputs that contributed to a significantly higher fair value measurement of our investment in BMP as of December 31, 2013, included better financial performance primarily in consolidated revenue and net income for the year ended December 31, 2013 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 and 2013 included BMP stock’s spot price of U.S.$402 and U.S.$350, respectively, and BMP stock’s expected volatility of 24% and 26%, respectively.

Ares Convertible and Long-term Debt Instruments

In July 2013, we made an investment in the amount of Ps.7,000 million in convertible debt instruments which, in August 2014 we converted into 95% of the equity interest of Ares, the indirect owner of 51% of the equity interest of Cablecom. In addition, as part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549.6 million). Additionally, in August 2014 we acquired the remaining 5% of the equity interest in Ares and we made an investment in the amount of Ps.8,550 million which, pursuant to applicable regulations, allowed us to acquire, directly and indirectly, the remaining 49% of the equity interest of Cablecom.

We determined the fair value of the convertible debt instruments as of December 31,2013 using the expected present value valuation methodology based on post-tax discontinued cash flow. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 5.5% to 6.5% among others. Our estimates for market growth were based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and were based on assumptions that were consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable input, the convertible debt instruments were classified in level 3 as of December 31, 2013.

Imagina Equity Financial Instrument

The significant unobservable inputs related to the fair value measurement of our investment in Imagina’s common stock for the year ended December 31, 2014 and 2013, were (a) a discount rate of 9.59% and 13.65%, respectively, and (b) an exit multiple of 9.71 times and 10.05 times, respectively.

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

For the year ended December 31, 2013, there were no gains or losses for the period included in consolidated net income that were attributable to the change in unrealized gains or losses relating to our assets categorized within Level 3 held at the end of those years.

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRSs. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

Sensitivity analysis is performed on our investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by our Corporate Finance Department.

As of December 31, 2014 and 2013 the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2014		Least Favorable Assumptions 2014		Most Favorable Assumptions 2014		Least Favorable Assumptions 2014
BMP Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	1,066,694	Ps.	(958,700)
Embedded derivate BMP	Volatility	+/-10%		356,675		(342,412)		—		—
Shares of common stock of Imagina	Exit multiple/ discount rate	+/-10%		—		—		151,551		(148,966)

Total			Ps.	356,675	Ps.	(342,412)	Ps.	1,218,245	Ps.	(1,107,666)

			Potential Impact on Consolidated Income Statement				Potential Impact on Total Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2013		Least Favorable Assumptions 2013		Most Favorable Assumptions 2013		Least Favorable Assumptions 2013
BMP Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	836,964	Ps.	(745,036)
Ares Convertible and Long-term Debt Instruments	Discount rate	-/+1		—		—		270,000		(258,000)
Embedded derivate BMP	Volatility	+/-10%		259,728		(225,823)		—		—
Embedded derivate Ares	Stock’s spot price	+/-2.5%		156,118		(156,118)		—		—
Shares of common stock of Imagina	Exit multiple/ discount rate	+/-10%		—		—		104,311		(67,977)

Total			Ps.	415,846	Ps.	(381,941)	Ps.	1,211,275	Ps.	(1,071,013)

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2014, 2013 and 2012, we had received Ps.16,695.9 million, Ps. 18,874.1 million and Ps. 18,153.1 million, respectively, of advertising deposits for television advertising during 2015, 2014 and 2013, respectively, representing U.S.$1.1 billion, U.S.$1.4 billion and U.S.$1.4 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2014, represented a 11.5% decrease, as compared to year-end 2013, and the deposits as of December 31, 2013, represented a 4.0.% increase, as compared to year-end 2012. Approximately 59.3%, 60.4% and 62.9% of the advance payment deposits as of December 31, 2014, 2013 and 2012, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2014, 2013 and 2012, was 4.5 months, 4.9 months and 4.6 months, respectively.

During the year ended December 31, 2014, we had a net increase in cash and cash equivalents of Ps.13,037.3 million, as compared to a net decrease in cash and cash equivalents of Ps.2,371.3 million during the year ended December 31, 2013.

Net cash provided by operating activities for the year ended December 31, 2014, amounted to Ps.28,462.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.11,563.1 million; net unrealized foreign exchange loss of Ps.2,133.5 million; interest expense of Ps.5,551.5 million; other amortization of Ps.213.2 million; gain in derivative financial instruments of Ps.1,286.0 million; interest income of Ps.417.8 million; equity in gain of affiliates of Ps.13.2 million; and loss on disposition of investments of Ps.4,168.5 million. Income taxes paid for the year ended December 31, 2014 amounted to Ps.4,117.4 million.

Net cash used for investing activities for the year ended December 31, 2014, amounted to Ps.22,739.5 million, and was primarily used for investments in property, plant and equipment of Ps.17,004.4 million; held-to-maturity and available-for-sale investments of Ps.372.1 million; equity method and other investments of Ps.5,487.3 million; investments in goodwill and other intangible assets of Ps.794.5 million; and temporary investments of Ps.75.0 million, which effect was partially offset by a disposition of held-to-maturity and available-for-sale investments of Ps.513.1 million; and disposition of property, plant and equipment of Ps.480.6 million.

Net cash provided for financing activities for the year ended December 31, 2014, amounted to Ps.7,230.8 million, and was primarily provided by the issuance of Senior Notes due 2021 in the amount of Ps.5,988.7 million; issuance of Senior Notes due 2045 in the amount of Ps.12,400.1 million and credit agreements with certain Mexican banks in the amount of Ps.2,078.4 million; which effect was partially offset by cash used by interest paid of Ps.5,200.7 million; prepayment and repayment of debt and lease payments of Ps.7,283.0 million; derivative financial instruments of Ps.284.4 million; and dividends to non-controlling interest of Ps.468.2 million.

We expect to fund our operating cash needs during 2015, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2015 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2015 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2015, we:

•	expect to make aggregate capital expenditures for property, plant and equipment totaling U.S.$1,400.0 million, of which U.S.$900.0 million and U.S.$370.0 million are for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$130.0 million is for our Content and Other Businesses segments;

•	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.130.0 million (U.S.$8.8 million); and

•	acquired, through a series of transactions, all of the equity interest of Telecable for an aggregate consideration of Ps.10,001.8 million (U.S.$656.0 million).

During 2014, we:

•	made aggregate capital expenditures for property, plant and equipment approximately U.S.$1,275.8 million, of which U.S.$702.9 million and U.S.$388.8 million are for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$184.1 million is for our Content segment and other segments;

•	made an investment in the amount of Ps.5,908.0 million to purchase, pursuant to applicable regulations, all of the equity interest of Cablecom; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps. 121.5 million.

During 2013, we:

•	made aggregate capital expenditures for property, plant and equipment totaling U.S.$1,157.8 million, of which U.S.$599.9 million and U.S.$397.7 million were for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$160.2 million was for our Content segment and other segments;

•	made additional capital contributions in connection with our 50% joint interest in GSF in the aggregate amount of Ps.1,587.5 million;

•	made an investment in the amount of Ps.7,000 million (U.S.$547.6 million) in convertible debt instruments which, subject to regulatory approval, will allow us to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom, a telecommunications company that offers video, telephony and data services in Mexico. As part of this transaction, we also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.56.6 million and U.S.$5.9 million.

During 2012, we:

•	made aggregate capital expenditures for property, plant and equipment totaling U.S.$881.1 million, of which U.S.$455.4 million and U.S.$292.1 million were for the expansion and improvements of our Telecommunications and Sky segments, respectively, and the remaining U.S.$133.6 million was for our Content segment and other segments;

•	recognized a satellite transponder lease agreement as an addition to property, plant and equipment and a related finance lease obligation in the amount of U.S.$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment;

•	provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.103.0 million (U.S.$7.8 million);

•	made investments of U.S.$22.5 million in cash in common stock of BMP, the parent company of Univision, by which we increased our interest in BMP from 7.1% to 8.0%; and

•	made other investments in the aggregate principal amount of U.S.$5.7 million.

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

Indebtedness. As of December 31, 2014, our consolidated long-term portion of debt amounted to Ps.80,660.5 million, and our consolidated current portion of debt was Ps.1,312.1. As of December 31, 2013, our consolidated long-term portion of debt amounted to Ps.59,743.1 million and our consolidated current portion of debt was Ps.1,110.4 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2014 and 2013, in the aggregate amount of Ps.1,268.9 million and Ps.808.6 million, respectively, and interest payable in the aggregate amount of Ps.974.9 and Ps.797.7 in 2014 and 2013, respectively. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness. The following table sets forth a description of our net outstanding indebtedness as of December 31, 2014, net of unamortized finance costs and interest payable (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2014 Actual	Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	Ps. 7,409.4	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	4,512.9	8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	8,630.3	6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,518.8	8.49%	Pesos	2037
6.625% Senior Notes(2)	8,968.6	6.625%	U.S. Dollars	2040
7.25% Senior Notes(2)	6,492.9	7.25%	Pesos	2043
5.000% Senior Notes (2)	14,353.5	5.000%	U.S. Dollars	2045
7.38% Notes(3)	10,100.3	7.38%	Pesos	2020
TIIE+ 0.35 Notes (3)	5,994.8	3.65%	Pesos	2021
Santander loan (4)	1,780.5	3.602%	Pesos	2016
Banamex loan(4)	1,601.3	9.0725%	Pesos	2021
HSBC loan(4)	2,497.3	4.4816%	Pesos	2018
Santander loan (5)	1,403.7	3.5417%	Pesos	2016
Banamex loan (5)	2,110.2	8.74%	Pesos	2016
Banco Mercantil del Norte loan (6)	810.5	5.1828%	Pesos	2016
HSBC loan (6)	455.9	4.9965%	Pesos	2019
HSBC loan (6)	298.7	4.6762%	Pesos	2019
Other debt (6)	33.0	5.8050%	Pesos	2017

Total debt	81,972.6			15.5 years	(7)
Less: Short-term debt and current maturities of long-term debt	1,312.1			2015

Total long-term debt	Ps. 80,660.5

Finance lease obligations:
Satellite transponder lease obligations (8)	Ps. 4,401.4	7.30%	U.S. Dollars	2027
Other (9)	908.1	9.962%	Various	2015 to 2022

Total finance lease obligations	5,309.5
Less: Current portion	502.1			2015

Finance lease obligations, net of current portion	Ps. 4,807.4

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.14.7613 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2014.
(2)	The Senior Notes due 2018, 2025, 2032, 2037, 2040, 2043 and 2045, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500 million, U.S.$600 million, Ps.6,500 million and U.S.$1,000 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037, 2040, 2043 and 2045, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% and 5.26% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037, 2040 and 2043, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032, 2040, 2043 and 2045 were priced at 99.280%, 99.431%, 98.319%, 99.733% and 96.534%, respectively, for a yield to maturity of 6.097%, 8.553%, 6.755%, 7.27% and 5.227%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2045 are registered with the SEC. The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission.
(3)

In 2010 and April 2014, the Company issued Notes (“Certificados Bursátiles”) due 2020 and 2021, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000 million and Ps.6,000 million, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 0.35% per annum and is payable every 28 days. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The company may, at its own option, redeem the Notes due 2021, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In 2014, includes long-term credit agreements entered into by the Company with two Mexican banks in the aggregate principal amount of Ps.4,100 million, with principal maturities between 2016 and 2021, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points for a principal amount of Ps.2,500 million, and a range between 8.77% and 9.4% for an aggregate principal amount of Ps.1,600 million. In September 2014, the Company prepaid long-term credits in the aggregate principal amount of Ps.4,500 million, which were originally due in 2016. Under the terms of these credit agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense, and (b) comply with the restrictive covenant on related to spin-offs, mergers and similar transactions. In 2014, also includes a long-term bank loan entered into by the Company with a Mexican bank in September 2014, in the principal amount of Ps. $1,782 million, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016.
(5)	Includes two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400 million and Ps.2,100 million, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This Sky long-term indebtedness is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations.
(6)	Include outstanding balance in the aggregate principal amount of Ps.1,600.6 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2015 and 2019, bearing interest at an annual rate in the range of TIIE plus 1.40% to TIIE plus 2.50%, with interest payable on a monthly basis. Under the terms of the credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.
(7)	Actual weighted average maturity of long-term debt as of December 31, 2014.
(8)	Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service. This line item also includes in 2012 the agreement to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The agreement provided that the service term for IS-9 was to end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In 2010, Intelsat notified Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement were terminated in October 2012.
(9)	Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. Also, includes a subsidiary of the Company that entered into a lease agreement with GTAC, a related party for the right to use certain capacity of a telecommunications network to 2029. This lease provides for annual payments to 2020 and 2021. The capital leases have terms which expire at various dates between 2015 and 2019.

Interest Expense. Interest expense for the years ended December 31, 2014, 2013 and 2012 was Ps.5,551.5, Ps. 4,803.1 million and Ps. 4,369.3 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2014		2013		2012
Interest payable in U.S. Dollars	U.S.$	193.7	U.S.$	160.6	U.S.$	141.5
Amounts currently payable under Mexican withholding taxes(2)		8.6		6.9		6.9

Total interest payable in U.S. Dollars	U.S.$	202.3	U.S.$	167.5	U.S.$	148.4

Peso equivalent of interest payable in U.S. Dollars	Ps.	2,690.2	Ps.	2,152.7	Ps.	1,955.0
Interest payable in Pesos		2,861.3		2,650.4		2,414.3

Total interest expense	Ps.	5,551.5	Ps.	4,803.1	Ps.	4,369.3

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2014 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2015 to December 31, 2015		12-36 Months January 1, 2016 to December 31, 2017		36-60 Months January 1, 2018 to December 31, 2019		Maturities Subsequent to December 31, 2019
	(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	—	U.S.$	500,000	U.S.$	—
6.625% Senior Notes due 2025		600,000		—		—		—		600,000
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		304,851		—		—		—		304,851
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
7.38% Notes due 2020		677,447		—		—		—		677,447
7.25% Senior Notes due 2043		440,341		—		—		—		440,341
5.000% Senior Notes due 2045		1,000,000		—		—		—		1,000,000
TIIE+0.35 Notes		406,468		—		—		—		406,468
Santander loan due 2016		120,721		—		120,721		—		—
Banamex loan due 2021		108,391		—		21,678		48,776		37,937
HSBC loan due 2018		169,362		—		127,021		42,341		—
Santander loan due 2016		94,843		—		94,843		—		—
Banamex loan due 2016		142,264		—		142,264		—		—
Banco Mercantil del Norte loan due 2016		54,937		18,072		36,865		—		—
HSBC loan due 2019		30,937		4,403		8,807		17,727		—
HSBC loan due 2019		20,323		—		—		20,323		—
Other debt		2,236		501		1,735		—		—

Long-term debt		5,573,121		22,976		553,934		629,167		4,367,044
Accrued Interest		66,045		66,045		—		—		—
Satellite transponder obligation		298,173		14,719		32,856		38,005		212,593
Other capital lease obligations		61,520		19,300		19,145		14,617		8,458
Transmission rights(1)		294,592		136,562		108,083		46,752		3,195

Total contractual obligations	U.S.$	6,293,451	U.S.$	259,602	U.S.$	714,018	U.S.$	728,541	U.S.$	4,591,290

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2014:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2015 to December 31, 2015		12-36 Months January 1, 2016 to December 31, 2017		36-60 Months January 1, 2018 to December 31, 2019		Maturities Subsequent to December 31, 2019
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	5,620,538	U.S.$	297,051	U.S.$	685,582	U.S.$	602,025	U.S.$	4,035,880
Interest on capital lease obligations		175,147		18,104		44,516		45,841		66,686
Lease commitments(2)		208,280		37,777		64,534		57,961		48,008
Programming(3)		83,584		30,621		24,649		19,314		9,000
Transmission rights(3)		399,000		76,020		95,930		74,450		152,600
Agreement with DirecTV(4)		12,300		12,300		—		—		—
Capital expenditures commitments		36,000		36,000		—		—		—
Satellite transponder commitments(5)		27,504		11,785		14,856		863		—
Committed financing to GTAC(6)		8,807		8,807		—		—		—

Total contractual obligations	U.S.$	6,571,160	U.S.$	528,465	U.S.$	930,067	U.S.$	800,454	U.S.$	4,312,174

(1)	Interest to be paid in future years on outstanding debt as of December 31, 2014, was estimated based on contractual interest rates and exchange rates as of that date.
(2)	Reflects our minimum non-cancellable lease commitments for facilities under operating lease contracts, which are primarily related to our gaming business, under operating leases expiring through 2047. See Note 26 to our consolidated year-end financial statements.
(3)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.
(4)	In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service during 2015. See Note 26 to our consolidated year-end financial statements.
(5)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.
(6)	In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2015 in the aggregate principal amount of Ps.130 million (U.S.$8.8 million).

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 29, 2015 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision, Grupo Financiero Banorte, Alternate Member of the Board of Formento Económico Mexico SAB de CV and Former Chief Financial Officer of Grupo Televisa	April 1997

Alberto Baillères González (08/22/31)	Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial and Grupo Profuturo, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autónomo de México and Associate Founder and Chairman of the Board of Fundación Alberto Baillères	Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and J.P. Morgan International Council U.S.A. President of the Board of Trustees of Asociación Mexicana de Cultura, A.C. and Fundación de Estudios Financieros. Member of the Consejo Mexicano de Hombres de Negocios and the Fundación para las Letras Mexicanos, A.C.	April 2004

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company and Former Assistant Secretary of the Board of the Company	December 1990

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa, Member of the Board of Univision and former General Director of Programming of Grupo Televisa	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión	Retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión, Member of the Board of Apuestas Internacionales, S.A. de C.V. Member of the Board of Directors of Raspafacil, S.A. de C.V. and Former Managing Partner of Arthur Andersen & Co.	April 2003

Jon Feltheimer (09/02/51)	Chief Executive Officer of Lions Gate Entertainment Corp.	Former President of Columbia TriStar Television Group and former Executive Vice President of Sony Pictures Entertainment	April 2015

José Antonio Fernández Carbajal (02/15/54)	Executive Chairman of the Board of Fomento Económico Mexicano and Chairman of the Board of Coca-Cola FEMSA	Chairman of the Board of Directors of ITESM, Fundación Femsa and Chairman Emeritus of the US-Mexico Foundation, Vice-Chairman of the Supervising Board and member of the Preparatory Committee, Selection and Appointment Committee and Chairman of the Americas Committee of Heineken N.V., Co-Chairman of the Advisory Board of the Woodrow Wilson Center, México Chapter Co. and Member of the Board of Industrias Peñoles and Heineken Holding N.V.	April 2007

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cia., S.C. Member of the Audit and Corporate Practices Committee of Grupo Televisa	Member of the Board of Directors of Apuestas Internacionales, Sport City Universidad, Club de Golf Los Encinos, Grupo Pochteca, Mexichem, Global Assurance Brokers Agente de Seguros y de Fianzas, Arca Continental Corporativo, S. de R.L. de C.V., Genomma Lab Internacional, Unifin Financiera S.A.P.I. de C.V. and Controladora Vuela Compañía de Aviación and Alternate Member of the Board of Directors of Raspafacil	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	April 2002

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999

Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex, Accival, the Nature Conservancy and World Monuments Fund	April 1992

Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros, y Videos, and of Editorial Vuelta	Member and Chairman of the Board of Quadrant and President of the Board of Directors of Productora Contadero	April 1996

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand, and Despacho Roberto Casas Alatriste, S.C., and former Controller of Televisa Corporation	April 2015

David M. Zaslav (01/15/60)	President, Chief Executive Officer and common stock Director of Discovery Communications, Inc.	Member of the Boards of Sirius XM Radio, Inc., Univision Communications Inc., the National Cable & Telecommunications Association, The Cable Center, Center for Communication and Skills for America’s Future and Mt. Sinai Medical Center	April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial, and Member of the Board of Grupo GEPP, the MIT Sloan Board, the Latin American Georgetown University, Dean’s Council of Harvard Kennedy School, Grupo of Fifty (G-50), the Latin American Business Council, Board of Trustees of Universidad Metropolitana, Board of Trustees of the Advance Business Institute (IESA), Latin America Conservation Council (LACC). He is an Ashoka Fellow and Member of the World Economic Forum, which in 2005 named him to the Young American Global Agenda Council, Global Shapers Community and the Latin American Conservation Council	April 2009

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and Chief Executive Officer of Grupo Kuo, Chairman of the Board of Dine and Chairman of the Board of Desc	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Michael Thomas Fries (02/06/63)	President, Chief Executive Officer and Director of Liberty Global plc.	Telecom Governor and Steering Committee Member of the World Economic Forum, Member of World Presidents Organization, Trustee or Board Member of CableLabs®, The Cable Center, Museum of Contemporary Art — Denver, the Denver Biennial of the Americas, the Alliance for Choice in Education, and Teach for America	April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Eduardo Tricio Haro (08/05/63)	Owner of Eduardo Tricio Haro Company	Chairman of the Board of Elopak, Grupo Aeroméxico Fundación Lala, Grupo Aeroméxico, Grupo Lala, Member of the Boards of Grupo Financiero Banamex, Banxico, Mexichem, Corporación Aura Solar, Energía Cinco Estrellas, Grupo Industrial Saltillo, Teléfonos de México, Grupo Porres, Mitsul de México, Consejo Mexicano de de Negocios, Centro Cultural Arocena Laguna, Instituto Tecnológico de Estudios Superiores de Monterrey-Campus México, Universidad de Cantabria España and Bolsa Mexicana de Valores. Board member of various foundations and philanthropic organizations such as Hospital Infantíl de México “Federico Gómez”, Instituto Nacional de Cancerología, Instituto Nacional de Ciencias Medicas y Nutrición Salvador Zubiran, the Woodrow Wilson Institute, Mexicanos Primero, The Latin American Conservation Council of the Native Conservancy and the U.S. Mexico Foundation, among others	May 2012

Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Alternate Director of Coca Cola FEMSA and former Member of the Boards of Convera Corporation	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Chief Executive Officer of Telesistema Mexicano, President of the Board of Directors of Televisora de Navojoa, Vice President of the Board of Directors of Televisora Peninsular and Chairman of the Board of Directors of Unisat Mexicana	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	March 2000

Leopoldo Gómez González Blanco (04/06/59)	News Vice President of Grupo Televisa	Former Director of Information to the Presidency of Grupo Televisa	April 2003

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.A.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee of Empresas Cablevisión	April 2002

Guadalupe Phillips Margain (02/07/71)	Vice President of Finance and Risk of Grupo Televisa	Former Director of Finance and Risk of Grupo Televisa, Former Chief Financial Officer of Empresas Cablevisión and Member of the Board of Directors of Evercore Casa de Bolsa	April 2012

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. At our annual stockholders’ meeting held on April 29, 2015 and at our annual meetings thereafter, a majority of the holders of the A Shares voting together elected, or will have the right to elect, eleven of our directors and corresponding alternates and a majority of the holders of the B Shares voting together elected, or will have the right to elect, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the L Shares and D Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Ten percent holders of A Shares, B Shares, L Shares or D Shares will be entitled to nominate a director and corresponding alternates. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting. All of the current and alternate members of the Board of Directors were elected by our stockholders at our 2015 annual stockholders’ special and general meetings, which were held on April 29, 2015.

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

Meetings; Actions Requiring Board Approval. Our bylaws provide that our Board must meet at least quarterly, and that our Chairman, 25% of the Board members, our Secretary or alternate Secretary or the Chairman of the Audit and Corporate Practices Committee may call for a Board meeting.

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

Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee is currently composed of three independent members: Francisco José Chévez Robelo, the Chairman, Alberto Montiel Castellanos and José Luís Fernández Fernández. The Chairman of this Committee was confirmed in our latest annual stockholders’ meeting held on April 29, 2015. The other members were confirmed at our Board of Directors meeting held on April 23, 2015. The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.

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

Committees of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general stockholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez, José Antonio Bastón Patiño and Julio Barba Hurtado.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997

In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision, Grupo Financiero Banorte, Alternate Member of the Board of Formento Económico Mexico SAB de CV and Former Chief Financial Officer of Grupo Televisa	January 2004

José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations, Member of the Board of Univision and Former General Director of Programming of Grupo Televisa	November 2008

Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa	Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission	January 2004

Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Compensation of Directors and Officers

For the year ended December 31, 2014, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.648.1 million (U.S.$43.9 million using the Interbank Rate, as reported by Banamex, as of December 31, 2014). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

As of December 31, 2014, we have made Ps.149.0 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2014 were approximately Ps. 169.1 million.

Certain of our officers are entitled to receive performance bonuses. The amount and rules applicable vary among the different divisions and/or officers. The amounts payable under the performance bonus depend on the results achieved, and include certain qualitative and/or quantitative objectives that can be related to revenues and/or EBITDA, budgets, market share and others.

We have entered into certain Compensation and Retention Agreements with several executive officers. Such agreements have a five year term and were signed in late 2014. The conditions applicable to such contracts were approved by the Board of Directors and include, among other conditions, salary, an annual retention bonus and a performance bonus. In order to be entitled to the performance bonus, certain qualitative and quantitative targets must be met, including parameters related to the growth of revenues and EBITDA. If targets are not met, the amounts to be paid decline, and if targets are exceeded, the bonus can reach up to 120% of the target bonus. The target bonus is set at approximately two times the fixed component established in the relevant agreements.

We have established a deferred compensation plan for certain officers of our Telecommunications Division, which will be payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Such compensation may be payable in 2020 through a combination of cash and/or stock awards granted under the Long Term Retention Plan. In the event that the established targets in the plan are met, the annual cost during the five years of the deferred compensation plan will amount on average to approximately $25 million dollars.

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

Further, certain Key Personnel are provided with advisory services, including legal, tax and accounting services, through approved company providers.

Stock Purchase Plan and Long-Term Retention Plan

The stock purchase plan has been implemented in several stages since 1999, through a series of conditional sales to plan participants of CPOs. At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan. Pursuant to our Long-Term Retention Plan, we have granted eligible participants, who consist of unionized and non-unionized employees, including key personnel (“Plan Participants”), awards as conditional sales, restricted stock, stock options or other similar arrangement. As of October 2010, our stock purchase plan and our Long-Term Retention Plan were consolidated under a single special purpose trust. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.

The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares are represented at the relevant meeting until these securities are transferred to Plan Participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to the stock purchase plan, including the ability to accelerate vesting terms, to grant, release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to Plan Participants in connection with sales for purposes of making the payment of the related purchase price, and to implement amendments to the stock purchase plan, among others.

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

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2014, approximately 90.3 million CPOs that were transferred to Plan Participants were sold in the open market during 2012, 2013 and 2014. Additional sales will continue to take place during or after 2015.

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

Also, as of March 31, 2015, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 222.8 million CPOs or CPO equivalents. This figure is net of approximately 29.1, 27.0 and 24.7 million CPOs or CPO equivalents vested respectively in 2012, 2013 and 2014. Of such 222.8 million CPOs or CPO equivalents approximately 74% are in the form of CPOs and the remaining 26% are in the form of A, B, D and L Shares. As of March 31, 2015, approximately 101.4 million CPOs or CPO equivalents have been reserved and will become vested between 2015 and 2017 at prices ranging from Ps.48.72 to Ps.71.68 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2013:

	Year Ended December 31,
	2012	2013	2014
Total number of employees	28,599	32,047	39,615
Category of activity:
Employees	28,558	31,975	39,545
Executives	41	72	70
Geographic location:
Mexico	27,250	30,723	38,443
Latin America (other than Mexico)	1,021	978	850
U.S.	328	346	322

As of December 31, 2012, 2013 and 2014, approximately 42%, 45% and 43% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding A Shares, B Shares, L Shares or D Shares as of March 31, 2015. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	A Shares		B Shares		D Shares		L Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned
Azcárraga Trust(3)	52,991,825,705	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
William H. Gates III(5)	5,754,450,375	4.7%	5,063,916,330	8.6%	8,056,230,525	8.9%	8,056,230,525	8.9%	7.4%
BlackRock, Inc.(4)	5,309,900,475	4.3%	4,672,418	7.9%	7,433,860,665	8.3%	7,433,860,665	8.3%	6.9%
First Eagle Investment Management, LLC(6)	4,073,719,625	3.3%	3,584,873,270	6.1%	5,703,207,475	6.3%	5,703,207,475	6.3%	5.3%

1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2015. The number of shares issued and outstanding for legal purposes as of March 31, 2015 was 64,347,348,050 series A Shares, 56,625,666,284 series B Shares, 90,086,287,270 series D Shares and 90,086,287,270 series L Shares, in the form of CPOs, and an additional 58,926,613,375 series A Shares, 2,357,207,692 series B Shares, 238,595 series D Shares and 238,595 series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2015 was 60,241,291,275 series A Shares, 53,012,336,322 series B Shares, 84,337,807,785 series D Shares and 84,337,807,785 series L Shares in the form of CPOs, and an additional 54,433,555,766 series A Shares, 186,537 series B Shares, 238,541 series D Shares and 238,541 series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2015 does not include 164,242,271 CPOs and an additional 4,493,057,609 series A Shares, 2,357,021,155 series B Shares, 54 series D Shares and 54 series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan. See Note 16 to our consolidated year-end financial statements
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding A Shares, B Shares, D Shares or L Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by BlackRock, Inc., as of December 31, 2014.
(5)	Based solely on information included in (i) the report on Schedule 13D filed on March 19, 2010 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on December 31, 2014 by the Bill and Melinda Gates Foundation Trust with respect to holdings by the Bill and Melinda Gates Foundation Trust. Includes 3,644,562,500 A Shares, 3,207,215,000 B Shares, 5,102,387,500 D Shares and 5,102,387,500 L Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,109,887,875 A Shares, 1,856,701,330 B Shares, 2,953,843,025 D Shares and 2,953,843,025 L Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.
(6)	Based solely on information included in the report on Schedule 13F by First Eagle Investment Management, LLC, as of December 31, 2014.

The Major Stockholders

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

We believe that as of March 31, 2015, approximately 315.5 GDSs were held of record by 97 persons with U.S. addresses. Those GDSs represent 32% of the outstanding A Shares, 58% of the outstanding B Shares, 61.3% of the outstanding D Shares and 61.3% of the outstanding L Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding A Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

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

Transactions and Arrangements with Iusacell. Iusacell purchased advertising services from us in connection with the promotion of its products and services in 2014. In January 2015, we concluded the sale of our equity interest in Iusacell to Grupo Salinas for the purchase price of US$717 million.

Transactions and Arrangements With Our Directors and Officers. We own 15% of the equity of Centros de Conocimiento Tecnológico, or CCT, a company that owns and operates technological schools in Mexico and in which Claudio X. González Laporte and Carlos Fernández González, two of our former directors, own a minority interest.

During 2014, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2015 equal to approximately Ps. 24,591,775 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2014 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2014, and we expect to continue these arrangements through 2015.

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

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, BBVA Bancomer, FEMSA, Grupo Nacional Provincial, Heineken and Lala, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2014, and we expect that this will continue to be the case in the future. The companies described above pay rates applicable to third party advertisers. Similarly, one of our former directors, Alejandro Quintero Iñiguez, is a stockholder of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, which is a company that renders services of publicity, promotion and advertisement to third parties. Grupo TV Promo and its subsidiaries act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo has purchased, and we expect it will continue to purchase, advertising services from us, some of which are referred to the aforementioned promotional campaigns. This company pays rates applicable to third party advertisers that purchase advertising services on pay-TV networks and free-to-air television channels, and pays rates applicable to third party advertisers that purchase unsold advertising services, which are lower than rates paid by advertisers purchasing advertising in advance or at regular rates. During 2014, Grupo TV Promo purchased unsold advertising on free-to-air television channels and on pay-TV networks of Televisa for a total of Ps. 300 million and Ps. 29.9 million, respectively.

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

Legal and Advisory Services. During 2014, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

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

See “Financial Statements” and pages F-1 through F-77, which are incorporated in this Item 8 by reference.

Item 9.	The Offer and Listing

Trading History of CPOs and GDSs

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, and the CPOs have been traded on the Mexican Stock Exchange. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2010	65.09	45.19
2011	65.01	46.61
2012	68.63	50.60
2013	80.07	59.14
First Quarter	73.45	63.99
Second Quarter	67.65	59.14
Third Quarter	74.07	62.24
Fourth Quarter	80.07	72.40
2014	104.73	74.24
First Quarter	87.07	74.24
Second Quarter	91.15	84.32
Third Quarter	98.44	88.76
Fourth Quarter	104.73	89.18
October	97.32	89.18
November	102.35	95.04
December	104.73	94.09
2015 (through April 27, 2015)	112.71	93.86
First Quarter	106.93	93.86
January	100.02	93.86
February	104.71	98.02
March	106.93	99.98
Second Quarter (through April 27, 2015)	112.71	103.77
April (through April 27, 2015)	112.71	103.77

(1)	Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2010	26.51	17.41
2011	26.50	17.70
2012	26.77	18.75
2013	30.68	22.31
First Quarter	29.18	25.70
Second Quarter	28.03	22.31
Third Quarter	29.16	23.98
Fourth Quarter	30.68	27.39
2014	37.35	27.84
First Quarter	33.29	27.84
Second Quarter	34.95	32.11
Third Quarter	37.32	33.64
Fourth Quarter	37.35	31.88
October	36.14	32.84
November	37.35	34.99
December	36.61	31.88
2015 (through April 27, 2015)	36.70	32.00
First Quarter	35.06	32.00
January	34.17	32.00
February	35.06	32.93
March	34.74	33.01
Second Quarter (through April 27, 2015)	36.70	34.19
April (through April 27, 2015)	36.70	34.19

(1)	Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above. We believe that as of March 31, 2015, approximately 315.5 million of GDSs were held of record by 97 persons with U.S. addresses.

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

The Mexican Stock Exchange reviews annually compliance with the foregoing and other requirements, some of which may be further reviewed on a quarterly or semi-annual basis. The Mexican Stock Exchange must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose such plan, if the plan is not satisfactory to the Mexican Stock Exchange or if the issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV may suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general.

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

Our stock registry is maintained by Indeval, and in accordance with Mexican law, we only recognize those holders listed in our stock registry as our stockholders. Our stockholders may hold their share in the form of physical certificates or through book-entries with institutions that have accounts with Indeval. The CPO Trustee is the holder of record for Shares represented by CPOs. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the CNBV.

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

Dividend Rights

At our annual ordinary general stockholders’ meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares. Once our stockholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our stockholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares and B Shares is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.

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

Limitations on Share Ownership

Through our bylaws and the trust governing the CPOs, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Law Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. A holder that acquires A Shares or B Shares in violation of the restrictions in our bylaws regarding non-Mexican ownership will have none of the rights of a stockholder with respect to those A Shares or B Shares. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.

Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the LFTR.

The LFTR eliminated the restrictions on foreign investment in telecommunications services and satellite communication and increased the maximum permitted foreign-ownership in broadcasting (television and radio) to 49%.

We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs and GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO indenture. Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning our Shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

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

Share Repurchases. As provided by Mexican law, our bylaws allow us to repurchase our Shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our stockholders at an ordinary general stockholders’ meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased Shares remain in our possession or our capital stock if the repurchased Shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased Shares, if any. Any surplus is charged to the reserve for share repurchases. If the purchase price of the Shares is less than the theoretical value of the repurchased Shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased Shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased Shares cannot be represented at any stockholders’ meeting.

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

Material Contracts

We have been granted a number of concessions by the Mexican government that authorizes us to broadcast our programming over our television and radio stations and our cable and DTH systems. These concessions are described under “Information on the Company — Business Overview — Regulation”. If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

We operate our DTH satellite service in Mexico and Central America through a partnership with DIRECTV. See “Information on the Company — Business Overview — DTH Ventures”.

In April 2014, we issued Ps.6,000 million aggregate principal amount of 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021. In May 2014, we issued U.S.$1,000 million aggregate principal amount of 5.0% Senior Notes due 2045. In September 2014 and January 2015, we entered into long-term credit agreements with one Mexican bank in principal amounts of Ps.1,782 million and Ps.500 million, respectively, with principal maturities in 2016 and an annual interest rate of 28-day TIIE plus a step up spread ranging from 0% to 0.8%. Finally, in connection with the long-term credit agreements with four Mexican banks entered in March 2011, in September 2014, we prepaid long-term credits with two Mexican banks for an aggregate principal amount of Ps.4,500 million, which were originally due in 2016. For a description of the material terms of the amended indentures related to our 8.5% Senior Notes due 2032, our 6.625% Senior Notes due 2025, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our Ps.4,100 million long-term credit agreements with two Mexican banks with principal maturities between 2016 and 2021, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021, our 5.0% Senior Notes due 2045 and our Ps.2,282 million long-term credit agreements with one Mexican bank due 2016, as well as the description of the material terms for the Company’s subsidiaries debt and finance lease obligations see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

There are several legal actions and claims pending against us which are filed in the ordinary course of business. In our opinion, none of these actions and claims is expected to have a material adverse effect on our financial statements as a whole; however, we are unable to predict the outcome of any of these legal actions and claims.

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

We furnish The Bank of New York Mellon, the depositary for our GDSs, with annual reports in English. These reports contain audited consolidated financial statements that, starting with the annual report for year ended December 31, 2012, have been prepared in accordance with IFRS. The historical financial statements included in these reports have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. The depositary is required to mail our annual reports to all holders of record of our GDSs. The Deposit Agreement for the GDSs also requires us to furnish the depositary with English translations of all notices of stockholders’ meetings and other reports and communications that we send to holders of our CPOs. The depositary is required to mail these notices, reports and communications to holders of record of our GDSs.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2012, 2013 and 2014, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

In January and February 2011, we entered into cross-currency interest rate swaps “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2018, 2025, 2032 and 2040 from the second semester of 2011 to the first semester of 2012. In February 2012, we entered into “coupon swaps” agreements to hedge in its entirety the interest payments for the Senior Notes due 2025, 2032 and 2040 for the second semester of 2012. In September 2012, we entered into a “coupon swap” agreement to hedge in its entirety the interest payment for the Senior Notes due 2040 for the first semester of 2013. Finally, in December 2013, we entered into a “coupon swap” agreement to hedge, in its entirety, the interest payment for the Senior Notes due 2032 for the first semester of 2014. As of March 31, 2015, there are no outstanding “coupon swaps” agreements. The net fair value of the cross-currency interest rate swap agreements was a (liability) asset of U.S.$0.2 million as of December 31, 2013. The increase in the potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted Peso exchange rate would be approximately U.S.$1.4 million as of December 31, 2013.

Between December 2011 and December 2012, we entered into foreign exchange option agreements to buy U.S.$472.5 million to hedge against a Peso depreciation of 30% with various expiration dates until the end of 2015. The fair value of these option contracts was a (liability) asset of U.S.$ 0.2 million as of March 31, 2015, U.S.$0.2 million as of December 31, 2014 and U.S.$0.5 million as of December 31, 2013. We are “long” these option contracts, so our maximum potential loss in fair value for these instruments from a hypothetical adverse change in quoted Peso exchange rate at any time is the premium paid of U.S.$3.5 million.

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

As of March 31, 2015, the net fair value of the interest rate swap was a (liability) asset of Ps. (163.0) million, Ps.(175.0) million as of December 31, 2014 and Ps.(203.6) million as of December 31, 2013. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 28.3 million as of March 31, 2015, Ps.31.3 million as of December 31, 2014 and Ps.43.1 million as of December 31, 2013. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

During April 2014 and March 2015, in connection with the “Certificados Bursátiles” (CEBURES) issued by Televisa due 2021, we entered into interest rate swap agreements on a notional amount of Ps.3,000.0 million and Ps.3,000.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 6.2851%.

As of March 31, 2015, the net fair value of the interest rate swap was a (liability) asset of Ps.(124.9) million and Ps.(69.8) million as of December 31, 2014. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.163.9 million as of March 31, 2015 and Ps.84.4 million as of December 31, 2014. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

The net fair value of the interest rate swap was a (liability) asset of Ps. (66.6) million as of March 31, 2015, Ps.(79.9) million as of December 31, 2014 and Ps.(119.8) million as of December 31, 2013. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 7.9 million as of March 31, 2015, Ps.9.6 million as of December 31, 2014 and Ps.16.6 million as of December 31, 2013. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

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

The net fair value of the interest rate swap was a (liability) asset of Ps.(7.8) million as of March 31, 2015, Ps.(10.1) million as of December 31, 2014 and Ps.(13.4) million as of December 31, 2013. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 3.1 million as of March 31, 2015, Ps.4.1 million as of December 31, 2014 and Ps.8.9 million as of December 31, 2013. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

In connection with TVI’s variable rate bank loans with HSBC due 2019, in the second semester of 2013 and in the second semester of 2014 TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.7015%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(5.4) million as of March 31, 2015, Ps.(0.3) million as of December 31, 2014 and Ps.1.5 million as of December 31, 2013. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 12.0 million as of March 31, 2015, Ps.12.8 million as of December 31, 2014 and Ps.8.5 million as of December 31, 2013. This sensitivity analysis assumes a downward parallel shift in the Mexican Interest Rate Swaps Yield Curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2014 and 2013. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2014	Carrying value(3)		Fair value(4)		Increase (decrease) of fair value over carrying value		Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	4,788.6	Ps	4,788.6	Ps.	—	Ps.	—
1.5% Convertible debentures due 2025 issued by BMP		10,421.5		10,421.5		—		1,042.1
Embedded derivative BMP		17,447.9		17,447.9		—		1,744.8
Long-term loan and interest receivable from GTAC		677.3		675.2		(2.1)		65.4
Held-to-maturity investments		461.0		460.2		(0.8)		45.2
Available-for-sale investments		5,511.8		5,511.8		—		551.2
Shares of common stock of Imagina		836.0		836.0		—		83.6
Derivative financial instruments (2)		2.9		2.9		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018		7,380.6		8,192.6		812.0		1,631.2
Senior Notes due 2025		8,856.8		10,940.7		2,083.9		3,178.0
Senior Notes due 2032		4,428.4		6,097.6		1,669.2		2,279.0
Senior Notes due 2040		8,856.8		10,994.2		2,137.4		3,236.8
Senior Notes due 2045		14,761.3		15,015.8		254.5		1,756.1
Peso-denominated debt:
Notes due 2020		10,000.0		10,469.0		469.0		1,515.9
Senior Notes due 2037		4,500.0		4,778.6		278.6		756.5
Senior Notes due 2043		6,500.0		5,505.2		(994.8)		(444.2)
Senior Notes due 2021		6,000.0		6,012.3		12.3		613.5
Short-term and long-term notes payable to Mexican Banks		10,982.6		11,413.2		430.6		1,571.9
Derivative financial instruments (2)		335.1		335.1		—		—

December 31, 2013	Carrying value(3)		Fair value(4)		Increase (decrease) of fair value over carrying value		Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	3,723.0	Ps.	3,723.0	Ps.	—	Ps.	—
Convertible Debentures due 2025 issued by BMP		7,675.0		7,675.0		—		767.5
Embedded derivative BMP		14,761.7		14,761.7		—		1,476.2
Convertible debt instruments issued by Ares		6,446.0		6,446.0		—		644.6
Embedded derivative Ares		771.0		771.0		—		77.1
Long-term debt instrument issued by Ares		2,522.0		2,522.0		—		252.2
Long-term loan and interest receivable from GTAC		708.7		739.4		30.4		104.6
Held-to-maturity investments		632.0		632.0		—		63.2
Available-for-sale investments		4,015.1		4,015.1		—		401.5
Shares of common stock of Imagina		1,169.0		1,169.0		—		116.9
Derivative financial instruments (2)		8.4		8.4		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018		6,537.5		7,305.7		768.2		1,498.7
Senior Notes due 2025		7,845.0		8,800.6		955.6		1,835.7
Senior Notes due 2032		3,922.5		4,890.5		968.0		1,457.0
Senior Notes due 2040		7,845.0		8,386.5		541.5		1,380.1
Peso-denominated debt:
Notes due 2020		10,000.0		10,391.7		391.7		1,430.9
Senior Notes due 2037		4,500.0		4,377.4		(122.6)		315.2
Senior Notes due 2043		6,500.0		5,326.9		(1,173.1)		(640.4)
Short-term and long-term notes payable to Mexican Banks		13,714.4		14,414.0		699.6		2,141.0
Derivative financial instruments (2)		335.3		335.3		—		—

(1)	At December 31, 2014 and 2013, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.
(2)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.
(3)	The carrying value of debt is stated in this table at its principal amount.
(4)	The fair value of the Senior Notes and Notes due by the Group are within level 1 of the fair value hierarchy as there is a quoted market price for them.

The fair value of the finance lease obligations are within level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using borrowing rates that are currently available to the Group for bank loans with similar terms. The fair value of held-to-maturity securities are within level 1 of the fair value hierarchy, and were based on market interest rate to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2014		2013
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments and convertible debentures(1)	U.S.$	2,767.8	U.S.$	2,231.3
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		(3,922.3)		(2,932.6)

Net liability position	U.S.$	(1,154.5)	U.S.$	(701.3)

(1)	In 2014 and 2013, include U.S. Dollar equivalent amounts of U.S.$65.8 million and U.S.$35.2 million and, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2014 and 2013, include U.S. Dollar equivalent amounts of U.S.$1.0 million and U.S.$14.1 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2014, a hypothetical 10% appreciation / depreciation in the U.S. Dollar to Peso exchange rate would result in a gain / loss in earnings of Ps.1,704.2 million. At December 31, 2013, a hypothetical 10% appreciation / depreciation in the U.S. Dollar to Peso exchange rate would result in a gain / loss in earnings of Ps.916.9 million.

In December 2012 and 2011, we entered into foreign exchange option agreements to buy U.S.$135.0 million and U.S.$337.5 million, respectively, to hedge against a Peso depreciation of 30% with various maturity dates until the end of 2015 and 2014, respectively. The fair value of these option contracts was an asset of Ps.2.9 million and Ps.6.1 million as of December 31, 2014 and 2013, respectively.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2014, we received a reimbursement of U.S.$1.5 million.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2014, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has excluded Cablecom from its assessment of internal control over financial reporting as of December 31, 2014 as the acquisition of Cablecom occurring during 2014. As a result, our independent registered public accounting firm has also excluded Cablecom from the audit of effectiveness of internal control over financial reporting. As of December 31, 2014, we owned 100% of Cablecom’s outstanding shares. Cablecom’s total assets and total revenues represent 9% and 2%, respectively, of the related consolidated total assets and consolidated revenues as of and for the year ended December 31, 2014. See Notes 3 and 25 to our consolidated year-end financial statements.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2014 and 2013.

The chart below sets forth the total amount billed by our independent registered public accounting firm for services performed in the years 2014 and 2013, and breaks down these amounts by category of service:

	2014		2013
	(in millions of Pesos)
Audit Fees	Ps.	99.1	Ps.	89.1
Audit-Related Fees		7.8		6.6
Tax Fees		7.0		4.4
Other Fees		1.6		—

Total	Ps.	115.5	Ps.	100.1

“Audit Fees” are the aggregate fees billed by our Independent Registered Public Accounting Firm for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our Independent Registered Public Accounting Firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, advisory services associated with our financial reporting, and due diligence reviews in connection with potential acquisitions and business combinations.

“Tax Fees” are fees for professional services rendered by the Company’s Independent Registered Public Accounting Firm for tax compliance in connection with our subsidiaries and interests in the United States, as well as tax advice on actual or contemplated transactions.

“Other Fees” are fees charged by our Independent Registered Public Accounting Firm in connection with services rendered other than audit, audit-related and tax services.

We have procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers, S.C. The procedures require that all proposed engagements of PricewaterhouseCoopers, S.C. for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other things, for the appointment, compensation and oversight of our external auditors. To assure the independence of our Independent Registered Public Accounting Firm, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During 2013 and 2014, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)	Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31		Ps.	264,891,400	Ps.	20,000,000,000
February 1 to February 28			264,891,400		20,000,000,000
March 1 to March 31			264,891,400		20,000,000,000
April 1 to April 30			264,891,400		20,000,000,000
May 1 to May 31			264,891,400		20,000,000,000
June 1 to June 30			264,891,400		20,000,000,000
July 1 to July 31			264,891,400		20,000,000,000
August 1 to August 31			264,891,400		20,000,000,000
September 1 to September 30			264,891,400		20,000,000,000
October 1 to October 31			264,891,400		20,000,000,000
November 1 to November 30			264,891,400		20,000,000,000
December 1 to December 31			264,891,400		20,000,000,000

Total

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. Since 2011 we have not repurchased any securities in the open market. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 29, 2014.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	135,000	Ps.	75.4290	188,624,322
February 1 to February 28				188,624,322
March 1 to March 31				188,624,322
April 1 to April 30				188,624,322
May 1 to May 31				188,624,322
June 1 to June 30				188,624,322
July 1 to July 31				188,624,322
August 1 to August 31				188,624,322
September 1 to September 30				188,624,322
October 1 to October 31	36,600		91.1556	188,660,922
November 1 to November 30	1,373,227		95.8619	190,034,149
December 1 to December 31	1,300,000		98,4576	191,334,149

Total	2,844,827	Ps.	96.0178

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.
(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to make a determination as to the independence of the directors. The definition of independence under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Listed companies are required to have a corporate practices committee.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the majority of the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 through F-77, which are incorporated in this Item 18 by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number		Description of Exhibits

1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).

2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).

2.2	—	Third Supplemental Indenture relating to the 8% Senior Notes due 2011, dated as of September 13, 2001, between the Registrant, as Issuer, and The Bank of New York and Banque Internationale à Luxembourg, S.A. (previously filed with the Securities and Exchange Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 (File number 333-14200) (the “2001 Form F-4”) and incorporated herein by reference).

2.3	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

2.4	—	Fifth Supplemental Indenture relating to the 8% Senior Notes due 2011 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.5 to the 2001 Form F-4 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.5	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

2.6	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).

2.7	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.8	—	Ninth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

2.9	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

2.10	—	Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.11	—	Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

2.12	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.13	—	Thirteenth Supplemental Indenture relating to the 6.0% Senior Exchange Notes due 2018 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of August 21, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 4.14 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).

2.14	—	Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).

2.15	—	Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

2.16	—	Sixteenth Supplemental Indenture relating to the 7.25% Peso Denominated Senior Notes due 2043 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, the Bank of New York Mellon, London Branch, as London Paying Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 14, 2013 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 14, 2013 and incorporated herein by reference).

2.17	—	Seventeenth Supplemental Indenture relating to the 5.000% Senior Notes due 2045 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 13, 2014 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 13, 2014 and incorporated herein by reference).

4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).

4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).

4.3	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).

4.4	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).

4.5	—	English translation of Ps.2,100.0 million credit agreement, dated as of March 10, 2006, by and among Innova, the Registrant and Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.6	—	English summary of Ps.1,400.0 million credit agreement, dated as of April 7, 2006, by and among Innova, the Registrant and Banco Santander Serfin, S.A. (the “April 2006 Credit Agreement”) and the April 2006 Credit Agreement (in Spanish) (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2005 Form 20-F and incorporated herein by reference).

4.7	—	Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).

4.8	—	Full-Time Transponder Service Agreement, dated as of November , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.9	—	Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.10	—	Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.11	—	$1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.12	—	Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.13	—	Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.14*	—	Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.15	—	Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.16*	—	Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors (previously filed with the Securities and Exchange Commission as Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.17*	—	Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.18	—	Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.19*	—	Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.20	—	Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.21*	—	Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.22	—	English summary of Shareholders’ and Share Purchase Agreement, dated as of December 16, 2010 (and amended on April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., Mexico Media Investments, S.L., Sociedad Unipersonal, GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. and Assignment Agreement with respect to the Shareholders’ and Share Purchase Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V., Orilizo Holding B.V. and Grupo Iusacell, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.23	—	English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.24	—	English Summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number		Description of Exhibits

4.25	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.26	—	English summary of Ps.800 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.27	—	English summary of Ps.400 million credit agreement, dated as of March 23, 2011, between the Registrant and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.28	—	English summary of Ps.2,500 million credit agreement, dated as of March 30, 2011, between the Registrant and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.29	—	English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (previously filed with the Securities and Exchange Commission as Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.30	—	English summary of Ps.2,000 million credit agreement, dated as of March 30, 2011, between the Registrant and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (previously filed with the Securities and Exchange Commission as Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.31	—	English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).

4.32	—	English summary of call and put option agreement, dated July 31, 2013, by and among Tenedora Ares, S.A.P.I. de C.V., Thomas Stanley Heather Rodríguez, Vamole Inversiones 2013, S.L. Sociedad Unipersonal and Arretis, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).

4.33	—	English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V.

4.34	—	English summary of share purchase agreement, dated August 13, 2014, by and among Vamole Inversiones 2013, S.L., Sociedad Unipersonal, Thomas Stanley Heather Rodrĺguez, Arretis, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V.

4.35	—

English summary of share purchase agreement, dated August 13, 2014, by and among Dafel Investments B.V., Mexico Media Investments, S.L., Sociedad Unipersonal, Cable TV Investments, S.L., Sociedad Unipersonal, Tenedora Ares, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V.

4.36	—	English summary of share purchase agreement, dated July 9, 2014, by and among Invex Grupo Financiero, as trustee of Trust F/1017 and Grupo Salinas Telecom, S.A. de C.V., with the acknowledgement of GSF Telecom Holdings, S.A.P.I. de C.V. and Corporativo Vasco de Quiroga, S.A. de C.V.

4.37	—	English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V.

4.38	—	English summary of stock purchase agreement, dated January 8, 2015, by and among Marĺa del Carmen Ordóñez Valverde, Axel Eduardo Vielma Ordóñez, Héctor Vielma Ordóñez, José Francisco Vielma Ordóñez, Luis Edmundo Vielma Ordóñez and Corporativo Vasco de Quiroga, S.A. de C.V.

8.1	—	List of Subsidiaries of Registrant.

12.1	—	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

12.2	—	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.1	—	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

13.2	—	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2015.

23.1	—	Consent of PricewaterhouseCoopers, S.C.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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

Date: April 29, 2015

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S.A.B.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B (the “Company”), and subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Annual Report on Internal Control Over Financial Reporting” as set out in Item 15, management has excluded Grupo Cable TV, S.A. de C.V. (Cablecom) from its assessment of internal control over financial reporting as of December 31, 2014 as the purchase business combination with Cablecom occurred during 2014. We have also excluded Cablecom from our audit of internal control over financial reporting. As of December 31, 2014, the Company owned 100% of Cablecom’s outstanding shares; Cablecom’s total assets and total revenues represent 9% and 2%, respectively, of the related consolidated total assets and consolidated revenues as of and for the year ended December 31, 2014.

PricewaterhouseCoopers, S.C.

/s/ C.P.C. José Miguel Arrieta Méndez

Audit Partner

México, D.F.

April 29, 2015

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(In thousands of Mexican Pesos)

(Notes 1, 2 and 3)

	Notes	2014		2013
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	29,729,350	Ps.	16,692,033
Temporary investments	6		4,788,585		3,722,976
Trade notes and accounts receivable, net	7		21,087,163		20,734,137
Other accounts and notes receivable, net			2,724,692		2,405,871
Account receivable related to investment in GSF	3		10,583,852		—
Derivative financial instruments	14		2,894		3,447
Due from affiliated companies	19		903,252		1,353,641
Transmission rights and programming	8		4,851,722		4,970,603
Inventories			3,336,667		1,718,366
Other current assets			1,793,999		1,606,671

Total current assets			79,802,176		53,207,745

Non-current assets:
Derivative financial instruments	14		—		4,941
Transmission rights and programming	8		8,994,398		9,064,845
Investments in financial instruments	9		34,709,872		38,016,402
Investments in joint ventures and associates	10		5,032,447		18,250,764
Property, plant and equipment, net	11		62,009,508		53,476,475
Intangible assets, net	12		28,778,414		11,382,311
Deferred income tax assets	23		16,080,292		10,608,778
Other assets			144,834		96,659

Total non-current assets			155,749,765		140,901,175

Total assets		Ps.	235,551,941	Ps.	194,108,920

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(In thousands of Mexican Pesos)

(Notes 1, 2 and 3)

	Notes	2014		2013
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	13	Ps.	1,312,052	Ps.	1,110,384
Current portion of finance lease obligations	13		502,166		424,698
Trade accounts payable and accrued expenses			17,142,044		12,024,853
Customer deposits and advances			20,150,744		21,962,847
Income taxes payable			1,389,321		642,385
Other taxes payable			1,108,376		1,050,030
Employee benefits			1,005,255		857,903
Due to affiliated companies			8,564		183,285
Other current liabilities			1,751,600		2,026,682

Total current liabilities			44,370,122		40,283,067

Non-current liabilities:
Long-term debt, net of current portion	13		80,660,503		59,743,100
Finance lease obligations, net of current portion	13		4,807,379		4,494,549
Derivative financial instruments	14		335,102		335,336
Customer deposits and advances			284,000		474,011
Income taxes payable	23		6,628,125		6,800,806
Deferred income tax liabilities	23		7,763,024		—
Post-employment benefits	15		287,159		79,810
Other long-term liabilities			2,501,446		3,318,808

Total non-current liabilities			103,266,738		75,246,420

Total liabilities			147,636,860		115,529,487

EQUITY
Capital stock	16		4,978,126		4,978,126
Additional paid-in-capital			15,889,819		15,889,819
Retained earnings	17		62,905,444		56,897,886
Accumulated other comprehensive income, net	17		5,679,063		3,394,051
Shares repurchased	16		(12,647,475)		(12,848,448)

Equity attributable to stockholders of the Company			76,804,977		68,311,434
Non-controlling interests	18		11,110,104		10,267,999

Total equity			87,915,081		78,579,433

Total liabilities and equity		Ps.	235,551,941	Ps.	194,108,920

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2014		2013		2012
Net sales	25	Ps.	80,118,352	Ps.	73,790,711	Ps.	69,290,409
Cost of sales	20		42,908,647		39,602,423		36,795,944
Selling expenses	20		8,561,911		7,280,649		6,251,773
Administrative expenses	20		9,409,697		8,086,154		7,452,707

Income before other expense	25		19,238,097		18,821,485		18,789,985
Other expense, net	21		5,281,690		83,150		650,432

Operating income			13,956,407		18,738,335		18,139,553

Finance expense	22		(6,942,630)		(5,086,972)		(4,522,185)
Finance income	22		2,613,705		5,971,689		1,171,693

Finance (expense) income, net			(4,328,925)		884,717		(3,350,492)

Share of income (loss) of joint ventures and associates, net	10		13,173		(5,659,963)		(666,602)

Income before income taxes			9,640,655		13,963,089		14,122,459
Income taxes	23		2,980,883		3,728,962		4,053,291

Net income		Ps.	6,659,772	Ps.	10,234,127	Ps.	10,069,168

Net income attributable to:
Stockholders of the Company		Ps.	5,386,905	Ps.	7,748,279	Ps.	8,760,637
Non-controlling interests	18		1,272,867		2,485,848		1,308,531

Net income		Ps.	6,659,772	Ps.	10,234,127	Ps.	10,069,168

Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	1.87	Ps.	2.71	Ps.	3.08

Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	1.74	Ps.	2.50	Ps.	2.83

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

(Notes 1, 2 and 3)

	Notes	2014		2013		2012
Net income		Ps.	6,659,772	Ps.	10,234,127	Ps.	10,069,168

Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15		(27,811)		133,863		(75,065)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			221,260		64,591		(287,343)
Equity instruments	9		(328,340)		254,662		212,948
Cash flow hedges			(43,439)		17,025		(141,098)
Convertible debentures due 2025 issued by BMP	9		2,058,432		592,810		1,202,489
Convertible debentures issued by GSF:
Loss from changes in fair value	9		—		—		(1,628,675)
Reclassification to other finance expense	9		—		—		933,000
Debt instruments issued by Ares:
Convertible debt instruments	9		670,375		100,333		—
Long-term debt instrument	9		54,417		(54,184)		—
Reclassification to other finance income	22		(770,941)		—		—
Available-for-sale investments	9		1,193,130		987,671		377,863
Share of other comprehensive income of joint ventures and associates	10		25,664		105,259		50,606

Other comprehensive income before income taxes			3,052,747		2,202,030		644,725
Income taxes	23		(730,444)		(602,684)		(183,474)

Other comprehensive income			2,322,303		1,599,346		461,251

Total comprehensive income		Ps.	8,982,075	Ps.	11,833,473	Ps.	10,530,419

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	7,671,917	Ps.	9,336,446	Ps.	9,243,319
Non-controlling interests	18		1,310,158		2,497,027		1,287,100

Total comprehensive income		Ps.	8,982,075	Ps.	11,833,473	Ps.	10,530,419

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

(Notes 1, 2 and 3)

	Capital Stock Issued (Note 16)	Additional Paid-in Capital	Retained Earnings (Note 17)	Accumulated Other Comprehensive Income (Note 17)		Shares Repurchased (Note 16)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 18)		Total Equity
Balance at January 1, 2012	Ps. 5,040,808	Ps. 15,889,819	Ps. 45,492,624	Ps.	1,323,202	Ps.	(15,971,710)	Ps.	51,774,743	Ps.	7,314,632	Ps. 59,089,375
Dividends	—	—	(1,002,692)		—		—		(1,002,692)		(672,988)	(1,675,680)
Share cancellation	(62,682)	—	(1,929,032)		—		1,991,714		—		—	—
Shares repurchased	—	—	—		—		(533,038)		(533,038)		—	(533,038)
Sale of shares	—	—	(876,775)		—		1,409,811		533,036		—	533,036
Stock-based compensation	—	—	628,637		—		—		628,637		—	628,637
Other adjustments to non-controlling interests	—	—	—		—		—		—		(38,146)	(38,146)
Comprehensive income	—	—	8,760,637		482,682		—		9,243,319		1,287,100	10,530,419

Balance at December 31, 2012	4,978,126	15,889,819	51,073,399		1,805,884		(13,103,223)		60,644,005		7,890,598	68,534,603
Dividends	—	—	(2,168,384)		—		—		(2,168,384)		(118,238)	(2,286,622)
Adjustment for adoption of IAS 19, as amended (Note 2 (t))	—	—	(101,814)		—		—		(101,814)		(1,088)	(102,902)
Shares repurchased	—	—	—		—		(1,057,083)		(1,057,083)		—	(1,057,083)
Sale of shares	—	—	(254,775)		—		1,311,858		1,057,083		—	1,057,083
Stock-based compensation	—	—	601,181		—		—		601,181		—	601,181
Other adjustments to non-controlling interests	—	—	—		—		—		—		(300)	(300)
Comprehensive income	—	—	7,748,279		1,588,167		—		9,336,446		2,497,027	11,833,473

Balance at December 31, 2013	4,978,126	15,889,819	56,897,886		3,394,051		(12,848,448)		68,311,434		10,267,999	78,579,433
Dividends	—	—	—		—		—		—		(468,248)	(468,248)
Shares repurchased	—	—	—		—		(1,064,602)		(1,064,602)		—	(1,064,602)
Sale of shares	—	—	(200,973)		—		1,265,575		1,064,602		—	1,064,602
Stock-based compensation	—	—	821,626		—		—		821,626		—	821,626
Other adjustments to non-controlling interests	—	—	—		—		—		—		195	195
Comprehensive income	—	—	5,386,905		2,285,012		—		7,671,917		1,310,158	8,982,075

Balance at December 31, 2014	Ps. 4,978,126	Ps. 15,889,819	Ps. 62,905,444	Ps.	5,679,063	Ps.	(12,647,475)	Ps.	76,804,977	Ps.	11,110,104	Ps. 87,915,081

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands of Mexican Pesos)

(Notes 1, 2 and 3)

	2014		2013		2012
Operating Activities:
Income before income taxes	Ps.	9,640,655	Ps.	13,963,089	Ps.	14,122,459
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of (income) loss of joint ventures and associates		(13,173)		5,659,963		666,602
Depreciation and amortization		11,563,085		9,846,366		8,474,240
Write-off and other amortization of assets		213,216		185,080		221,204
Impairment of long-lived assets		253,279		59,648		—
Disposition of property, plant and equipment		715,786		236,667		270,556
Provision for doubtful accounts and write-off of receivables		1,040,954		873,097		814,153
Post-employment benefits		157,511		143,133		183,523
Interest income		(417,777)		(192,712)		(106,529)
Stock-based compensation		844,788		601,181		628,637
Derivative financial instruments		(1,286,014)		(4,841,734)		152,909
Loss (gain) on disposition of investments		4,168,468		—		(24,856)
Interest expense		5,551,461		4,803,151		4,369,276
Unrealized foreign exchange loss (gain), net		2,133,505		128,619		(540,302)

		34,565,744		31,465,548		29,231,872

Increase in trade notes and accounts receivable		(1,213,774)		(2,604,151)		(594,478)
Decrease (increase) in transmission rights and programming		250,554		(3,133,650)		(599,758)
Decrease (increase) in due from affiliated companies		387,812		154,301		(1,057,783)
Increase in inventories		(1,495,275)		(238,760)		(27,207)
Increase in other accounts and notes receivable and other current assets		(612,564)		(2,290,656)		(761,179)
Increase in trade accounts payable and accrued expenses		4,795,769		2,384,536		899,492
(Decrease) increase in customer deposits and advances		(2,112,156)		448,725		608,647
(Decrease) increase in other liabilities, taxes payable and deferred taxes		(2,086,330)		2,414,601		(1,022,630)
Increase in post-employment benefits		100,516		404		414,230
Income taxes paid		(4,117,357)		(4,794,693)		(4,535,143)

		(6,102,805)		(7,659,343)		(6,675,809)

Net cash provided by operating activities		28,462,939		23,806,205		22,556,063

Investing activities:
Temporary investments		(74,977)		1,604,322		170,396
Due from affiliated companies		—		9,882		(18,140)
Held-to-maturity and available-for-sale investments		(372,140)		(517,199)		(274,958)
Disposition of held-to-maturity and available-for-sale investments		513,134		263,737		308,643
Investments in financial instruments		—		(9,492,744)		—
Acquisition of Cablecom, net of acquired cash and cash equivalents		(5,536,649)		—		—
Equity method and other investments		49,356		(1,588,925)		(452,023)
Disposition of equity method and other investments		—		—		12,830
Investments in property, plant and equipment		(17,004,358)		(14,870,672)		(11,428,422)
Disposition of property, plant and equipment		480,601		169,218		336,278
Investments in intangible assets		(794,476)		(824,072)		(822,027)

Net cash used in investing activities		(22,739,509)		(25,246,453)		(12,167,423)

Financing activities:
Long-term Mexican banks	2,078,433	493,383	239,400
Issuance of Senior Notes due 2043	—	6,437,204	—
Issuance of Senior Notes due 2021	5,988,651	—	—
Issuance of Senior Notes due 2045	12,400,063	—	—
Repayment of Mexican peso debt	(313,793)	(375,000)	(1,020,000)
Prepayment of Mexican peso debt	(6,522,250)	—	—
Capital lease payments	(446,944)	(376,159)	(645,184)
Interest paid	(5,200,696)	(4,681,676)	(4,355,869)
Repurchase of capital stock	(1,064,602)	(1,057,083)	(533,036)
Sale of capital stock	1,064,602	1,057,083	533,036
Dividends paid	—	(2,168,384)	(1,002,692)
Dividends to non-controlling interests	(468,248)	(112,651)	(672,988)
Derivative financial instruments	(284,367)	(140,534)	(90,466)

Net cash provided by (used in) financing activities	7,230,849	(923,817)	(7,547,799)

Effect of exchange rate changes on cash and cash equivalents	83,038	(7,227)	(53,440)

Net increase (decrease) in cash and cash equivalents	13,037,317	(2,371,292)	2,787,401
Cash and cash equivalents at beginning of year	16,692,033	19,063,325	16,275,924

Cash and cash equivalents at end of year	Ps. 29,729,350	Ps. 16,692,033	Ps. 19,063,325

Non-cash transactions:

The principal non-cash transactions in 2014 included the loss on disposition of the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s embedded derivative in Convertible Debentures issued by BMP (see Note 9); and an impairment adjustment related to the Group’s publishing business (see Note 12). The principal non-cash transactions in 2013 included an impairment adjustment to the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s embedded derivative in Convertible Debentures issued by BMP (see Note 9); and the acquisition of assets under lease agreements recognized as finance leases (see Notes 13 and 19). The principal non-cash transactions in 2012 included the acquisition of property and equipment and intangible assets under lease agreements recognized as finance leases (see Notes 11, 13 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2014, 2013 and 2012

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

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the United States through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. The Group also participates in Mexico’s cable and telecommunications industry in many regions of the country where it offers video, voice and broadband services. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, the Group has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission in the United States, would represent approximately 38% on a fully-diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

2. Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a) Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes. IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except by the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments as described below.

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

These consolidated financial statements were authorized for issuance on April 20, 2015, by the Group’s Chief Financial Officer.

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

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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

At December 31, 2014, 2013 and 2012, the main subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (4)	100%	Content
Innova, S. de R.L. de C.V. and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (6)	51%	Telecommunications
Subsidiaries engaged in the Cablemás business (7)	100%	Telecommunications
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (8)	50%	Telecommunications
Cablestar, S.A. de C.V. and subsidiaries (9)	66.1%	Telecommunications
Grupo Cable TV, S.A. de C.V. and subsidiaries (collectively, “Cablecom”) (10)	100%	Telecommunications
Corporativo Vasco de Quiroga, S.A. de C.V. (11)	100%	Telecommunications
Consorcio Nekeas, S.A. de C.V. and subsidiaries (see Note 27)	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries (12)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company in the parent company of the consolidated entity.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)	Televisa, S.A. de C.V. and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.
(4)	Multimedia Telecom, S.A. de C.V. is a indirect subsidiary of Grupo Telesistema, S.A. de C.V. through which it owns 7.8% of the capital stock of BMP and maintains an investment in Convertible Debentures issued by BMP (see Notes 9 and 10).
(5)	Innova, S. de R.L. de C.V. is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Sky’s equity and designates a majority of the members of Sky’s Board of Directors, the non-controlling interest has certain governance and veto rights in Sky, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about the relevant activities.
(6)	Empresas Cablevisión, S.A.B. de C.V. is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Editora Factum, S.A. de C.V.
(7)	The Cablemás business includes the operation of telecommunication networks covering 60 cities of Mexico. As of December 31, 2014, some subsidiaries of the Cablemás business are directly owned by the Company, and some other by Consorcio Nekeas, S.A. de C.V.
(8)	TVI is an indirect subsidiary of the Company and a direct subsidiary of Cable TV Internacional, S.A. de C.V. The Company consolidates TVI because it appoints the majority of the members of the Board of Directors of TVI.
(9)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión, S.A.B. de C.V. and a direct majority-owned subsidiary of Milar, S.A. de C.V.
(10)	Grupo Cable TV, S.A. de C.V. was acquired by the Group in 2014 (see Note 3).
(11)	Corporativo Vasco de Quiroga, S.A. de C.V. is a direct subsidiary of the Company through which the Company owned 50% of the capital stock of GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) (see Notes 3 and 27).
(12)	Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) is an indirect subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

The Group’s Content, Sky and Telecommunications segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons; however, the Company’s management is unable to predict the outcome of any action by IFT in this regard. Renewal of concessions for the Sky and Telecommunications segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group.

At December 31, 2014, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (Broadcasting)	In 2021
Sky	Various from 2015 to 2027
Telecommunications	Various from 2015 to 2044
Other Businesses:
Radio	Various from 2015 to 2020
Gaming	In 2030

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

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

The Group has investments in joint ventures and associates, including a 7.8% and 8% equity interest in BMP as of December 31, 2014 and 2013, respectively, and a 50% joint interest in GSF as of December 31, 2013 (see Notes 3, 9 and 10).

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

Beginning in the third quarter of 2011, the Group designated as an effective hedge of foreign exchange exposure a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of BMP, which amounted to U.S.$237.6 million (Ps.3,507,389) and U.S.$218.9 million (Ps.2,862,147) as of December 31, 2014 and 2013, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 9 and 23).

(f) Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2014 and 2013, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.10% for U.S. dollar deposits and 3.29% for Mexican peso deposits in 2014, and approximately 0.12% for U.S. dollar deposits and 4.12% for Mexican peso deposits in 2013.

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

(h) Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

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

Financial Assets at Fair Value through Income

Financial assets at fair value through income are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

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

Offsetting of financial instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-25 years
Satellite transponders	15 years
Furniture and fixtures	3-11 years
Transportation equipment	4-8 years
Computer equipment	3-5 years
Leasehold improvements	5-20 years

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

(k) Intangible Assets

Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, trademarks and concessions, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated useful lives
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

Trademarks

The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinetely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

Concessions

The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

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

(m) Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2014 and 2013. Trade accrued expenses were previously reported as a part of consolidated other current liabilities in the consolidated statement of financial position as of December 31, 2013.

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

Short-term debt and current portion of long-term debt include interest payable in the consolidated statements of financial position as of December 31, 2014 and 2013. Interest payable was previously presented as a separate line item of consolidated current liabilities in the consolidated statement of financial position as of December 31, 2013.

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

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring and involves the payment of termination benefits.

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

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. In the last quarter of 2013, the Mexican Congress enacted a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013 (see Note 23).

Through December 31, 2013, current income tax assets were offset against current income tax liabilities, and deferred income tax assets were offset against deferred income tax liabilities, of the Company’s Mexican subsidiaries that were allowed to consolidate their income or loss for income tax purposes, as these assets and liabilities were related to income tax levied by the same taxation authority on a consolidated taxable entity basis. Beginning on January 1, 2014, as a result of the 2014 Tax Reform, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes. Accordingly, current income tax assets and current income tax liabilities, and deferred income tax assets and deferred income tax liabilities, of Mexican companies in the Group as of December 31, 2014, are no longer offset as they relate to income taxes levied by the taxation authority on each separate taxable entity (see Note 23).

(v) Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2014 and 2013, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w) Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x) Stock-based Compensation

The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a stock-based compensation expense of Ps.844,788, Ps.605,067 and Ps.632,523 for the years ended December 31, 2014, 2013 and 2012, respectively, of which Ps.821,626, Ps.601,181 and Ps.628,637 was credited in consolidated stockholders’ equity for those years, respectively.

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

(z) New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2016. Management is in the process of assessing the potential impact of these pronouncements on the Group’s consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint venture	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

Annual Improvements to IFRSs 2012-2014 Cycle were published in September 2014 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2012-2014 Cycle	Subject of Amendment
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal
IFRS 7 Financial Instruments: Disclosures	Servicing contracts and applicability of the amendments to IFRS 7 to condensed interim financial statements
IAS 19 Employee Benefits	Discount rate: regional market issue
IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures were issued in May 2014 and add new guidance on how to account for the acquisition of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations. Under these amendments, the acquirer of a joint operation that constitutes a business shall apply all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this IFRS and disclose the information that is required in those IFRSs in relation to business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization were issued in May 2014 and clarify that the use of revenue-based methods to calculate depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the assets. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendments to IAS 27 Equity Method in Separate Financial Statements were issued in August 2014 and will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in the separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception were issued in December 2014, and introduce clarifications to the requirements when accounting for investment entities. These amendments clarify which subsidiaries of an investment entity are consolidated in accordance with IFRS 10 Consolidated Financial Statements, instead of being measured at fair value through income.

Amendments to IAS 1 Disclosure Initiative were issued in December 2014 and clarify that companies should use professional judgment in determining what information to disclose in the financial statements, and where and in what order information is presented in the financial disclosures.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 and provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2017, with early adoption permitted. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Group is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

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

3. Acquisitions, Investments and Dispositions

In July 2013, the Group made an investment in the amount of Ps.7,000,000 in convertible debt instruments to acquire, subject to regulatory approvals, 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Cablecom, a telecommunications company that offers video, telephony, data and other telecom services in Mexico. In addition, Ares had an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. As part of this transaction, the Group also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549,625). In August 2014, the Group acquired, pursuant to applicable regulations, all of the equity interest of Cablecom through the conversion of the debt instruments issued by Ares in the amount of Ps.7,297,292, including accrued interest at the acquisition date, and an additional consideration of Ps.8,550,369, comprised of (i) the capitalization of an outstanding long-term debt issued by Ares in the amount of U.S.$200.2 million (Ps.2,642,367), including accrued interest at the acquisition date; and (ii) cash in the amount of Ps.5,908,002. The total fair value consideration for this acquisition amounted to Ps.15,847,661, and the Group recognized goodwill, other intangible assets and related deferred income tax liability based on a final valuation and a purchase price allocation at the acquisition date. The Group began to consolidate the net assets of Cablecom in its consolidated statement of financial position as of August 31, 2014, and therefore, the Group’s consolidated statement of income for the year ended December 31, 2014, included net income of Cablecom for the four months ended on that date. Through the acquisition of Cablecom, the Group expects to increase its presence in the telecommunications Mexican market, not only by maintaining customers of Cablecom at the date of acquisition, but also by increasing the number of users of Cablecom services in connection with new market strategies that the Group expects to carry out. It also expects to reduce costs through economies of scale by taking advantage of the current infrastructure of Cablecom, along with potentiate the presence of telecommunication services throughout the country (see Notes 9, 14 and 25). The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill.

	August 31, 2014
Cash and cash equivalents	Ps.	371,353
Trade and other receivables		269,868
Other current assets		169,841

Total current assets		811,062
Property, plant and equipment, net		2,762,363
Goodwill		6,913,684
Concessions		7,650,430
Other intangible assets, net		3,635,767
Other non-current assets		161,169

Total assets		21,934,475

Trade and other payables		528,177
Short-term debt and current portion of long-term debt		443,475
Other current liabilities		94,309

Total current liabilities		1,065,961

Long-term debt		1,454,046
Post-employment benefits		61,823
Deferred income tax liabilities		3,491,066
Other non-current liabilities		13,918

Total non-current liabilities		5,020,853

Total liabilities		6,086,814

Total net assets		Ps. 15,847,661

In connection with an option to purchase at fair value additional shares of equity of BMP, in 2012 the Group entered into an agreement to buy from existing BMP stockholders additional 97,389 shares of common stock of BMP in the aggregate cash amount of U.S.$22.5 million (Ps.301,534) (see Notes 9, 10 and 22).

In June 2012, GSF became a joint venture of the Group with a 50% interest and the Group began to share equal governance rights with the other owner of GSF. As of June 30, 2012, the Group recognized at fair value its 50% interest in GSF in the amount of Ps.18,738,057, which included related intangible assets, and began to account for this joint venture by using the equity method. Before that date, this investment was accounted for as an equity financial instrument with changes in fair value recognized in other comprehensive income or loss. In connection with the conversion of debentures into common stock of GSF, the Group reclassified a cumulative net loss in fair value of Ps.933,000 recognized in other comprehensive income or loss through June 30, 2012, to other finance expense in the consolidated statement of income for the year ended December 31, 2012. During 2013, the Group made capital contributions in connection with its 50% interest in GSF in the aggregate amount of Ps.1,587,500. In September 2014, the Group’s partner in GSF agreed to purchase the Group’s 50% equity participation in the Iusacell telecom business at a cash price of U.S.$717 million (Ps.9,461,532). As a result of this transaction, which was subject to customary closing conditions and required regulatory approvals, the Group discontinued recognizing its share of income or loss of GSF; recognized a non-cash loss of Ps.4,168,468 in consolidated other expense and an account receivable for the agreed sale amount. As of December 31, 2014, the related account receivable amounted to U.S.$717 million (Ps.10,583,852). In December 2014, the required regulatory approvals for this transaction were obtained (see Notes 9, 10, 14, 21, 22 and 27).

In February 2012, the Company exchanged on a non-cash basis its 40.8% interest in Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”), a free-to-air television channel in Spain, for a 14.5% equity participation in Imagina Media Audiovisual, S. L. (“Imagina”), a significant provider of content and audiovisual services for the media and entertainment industry in Spain. As a result of this transaction, the Company recognized a pre-tax gain of Ps.24,856 in its consolidated statement of income for the year ended December 31, 2012, and classified its investment in Imagina as an equity financial instrument, with changes in related fair value recognized as other comprehensive income or loss (see Notes 9 and 21).

4. Financial Risk Management

(a) Market Risk

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates.

The Group is exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Risk management activities are monitored by the Risk Management Committee on a quarterly basis and reported to the Executive Committee.

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2014 and 2013, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. The objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2014, was as follows:

	Foreign Currency Amounts (Thousands)		Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. Dollars	Ps.	2,739,794	Ps.	14.7613	Ps.	40,442,921
Euros		65,962		17.8641		1,178,352
Argentinean Pesos		218,131		1.7263		376,559
Chilean Pesos		3,743,582		0.0243		90,969
Colombian Pesos		16,753,058		0.0062		103,869
Other currencies		—		—		592,235
Liabilities:
U.S. Dollars	Ps.	3,987,204	Ps.	14.7613	Ps.	58,856,314
Euros		1,112		17.8641		19,865
Argentinean Pesos		240,330		1.7263		414,882
Chilean Pesos		968,319		0.0243		23,530
Colombian Pesos		17,565,639		0.0062		108,907
Other currencies		—		—		169,420

As of April 20, 2015, the exchange rate was Ps.15.4498 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The foreign currency position of monetary items of the Group at December 31, 2013, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate	Mexican Pesos
Assets:
U.S. Dollars	Ps. 2,242,046	Ps. 13.0750	Ps. 29,314,751
Euros	30,228	17.9847	543,638
Argentinean Pesos	225,414	2.0050	451,955
Chilean Pesos	4,263,954	0.0249	106,172
Colombian Pesos	14,139,829	0.0067	94,737
Other currencies	—	—	326,788
Liabilities:
U.S. Dollars	Ps. 2,980,274	Ps. 13.0750	Ps. 38,967,082
Euros	10,974	17.9847	197,363
Argentinean Pesos	156,102	2.0050	312,985
Chilean Pesos	1,089,973	0.0249	27,140
Colombian Pesos	11,948,683	0.0067	80,056
Other currencies	—	—	83,433

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2014		2013
U.S. dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments, and convertible debentures (1)	U.S.$	2,767.8	U.S.$	2,231.3
U.S. dollar-denominated monetary liabilities, primarily trade accounts payable, Senior debt securities and other notes payable (2)		(3,922.3)		(2,932.6)

Net liability position	U.S.$	(1,154.5)	U.S.$	(701.3)

(1)	In 2014 and 2013, include U.S. dollar equivalent amounts of U.S.$65.8 million and U.S.$35.2 million, respectively, related to other foreign currencies, primarily euros.
(2)	In 2014 and 2013, include U.S. dollar equivalent amounts of U.S.$1.0 million and U.S.$14.1 million, respectively, related to other foreign currencies, primarily euros.

At December 31, 2014, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.1,704,154. At December 31, 2013, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.916,913.

In December 2012, the Group entered into foreign exchange option agreements to buy U.S.$135.0 million, to hedge against a Mexican peso depreciation of 30% with various maturity dates until the end of 2015. The fair value of these option contracts was an asset of Ps.2,894 and Ps.6,122 as of December 31, 2014 and 2013, respectively.

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2014 and 2013. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made conservative assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2014	Carrying Value (3)		Fair Value (4)		Increase (Decrease) of Fair Value Over Carrying Value		Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Convertible Debentures due 2025 issued by BMP		10,421,478		10,421,478		—		1,042,148
Embedded derivative in Convertible Debentures issued by BMP		17,447,857		17,447,857		—		1,744,786
Long-term loan and interest receivable from GTAC		677,315		675,198		(2,117)		65,403
Held-to-maturity investments		461,047		460,236		(811)		45,213
Available-for-sale investments		5,511,768		5,511,768		—		551,177
Shares of common stock of Imagina		836,037		836,037		—		83,604
Derivative financial instruments (2)		2,894		2,894		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018		7,380,650		8,192,595		811,945		1,631,205
Senior Notes due 2025		8,856,780		10,940,692		2,083,912		3,177,981
Senior Notes due 2032		4,428,390		6,097,627		1,669,237		2,279,000
Senior Notes due 2040		8,856,780		10,994,187		2,137,407		3,236,825
Senior Notes due 2045		14,761,300		15,015,785		254,485		1,756,063
Peso-denominated debt:
Notes due 2020		10,000,000		10,469,000		469,000		1,515,900
Senior Notes due 2021		6,000,000		6,012,300		12,300		613,530
Senior Notes due 2037		4,500,000		4,778,640		278,640		756,504
Senior Notes due 2043		6,500,000		5,505,240		(994,760)		(444,236)
Short-term and long-term notes payable to Mexican banks		10,982,607		11,413,185		430,579		1,571,897
Derivative financial instruments (2)		335,102		335,102		—		—

December 31, 2013	Carrying Value (3)		Fair Value (4)		Increase (Decrease) of Fair Value Over Carrying Value		Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	3,722,976	Ps.	3,722,976	Ps.	—	Ps.	—
Convertible Debentures due 2025 issued by BMP		7,675,036		7,675,036		—		767,504
Embedded derivative BMP		14,761,677		14,761,677		—		1,476,168
Convertible debt instruments issued by Ares		6,446,000		6,446,000		—		644,600
Embedded derivative Ares		771,000		771,000		—		77,100
Long-term debt instrument issued by Ares		2,521,999		2,521,999		—		252,200
Long-term loan and interest receivable from GTAC		708,693		739,384		30,691		104,629
Held-to-maturity investments		631,964		631,990		26		63,225
Available-for-sale investments		4,015,105		4,015,105		—		401,511
Shares of common stock of Imagina		1,169,002		1,169,002		—		116,900
Derivative financial instruments (2)		8,388		8,388		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018		6,537,500		7,305,656		768,156		1,498,722
Senior Notes due 2025		7,845,000		8,800,599		955,599		1,835,659
Senior Notes due 2032		3,922,500		4,890,455		967,955		1,457,001
Senior Notes due 2040		7,845,000		8,386,462		541,462		1,380,108
Peso-denominated debt:
Notes due 2020		10,000,000		10,391,700		391,700		1,430,870
Senior Notes due 2037		4,500,000		4,377,420		(122,580)		315,162
Senior Notes due 2043		6,500,000		5,326,893		(1,173,107)		(640,418)
Short-term and long-term notes payable to Mexican banks		13,714,400		14,413,969		699,569		2,140,966
Derivative financial instruments (2)		335,336		335,336		—		—

(1)	At December 31, 2014 and 2013, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.
(2)	Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.
(3)	The carrying value of debt is stated in this table at its principal amount.
(4)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the finance lease obligations are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using borrowing rates that are currently available to the Group for bank loans with similar terms. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

(iii) Price Risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified in the consolidated statements of financial position as either available-for-sale or held-for-trading investments. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group is not exposed to commodity price risk.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2014 and 2013, the Group held cash and cash equivalents of Ps.29,729,350 and Ps.16,692,033, respectively, and temporary investments of Ps.4,788,585 and Ps.3,722,976, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

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

	Less Than 12 Months January 1, 2015 to December 31, 2015		12-36 Months January 1, 2016 to December 31, 2017		36-60 Months January 1, 2018 to December 31, 2019		Maturities Subsequent to December 31, 2019		Total
At December 31, 2014
Debt (1)	Ps.	339,160	Ps.	8,176,780	Ps.	9,287,317	Ps.	64,463,250	Ps.	82,266,507
Finance lease liabilities		502,166		767,606		776,767		3,263,006		5,309,545
Derivative financial instruments (interest rate swaps)		—		89,994		175,346		69,762		335,102
Trade and other liabilities		22,405,160		2,887,948		6,361,510		502,374		32,156,992
Interest on debt (2)		4,384,857		10,120,078		8,886,673		59,574,837		82,966,445
Interest on capital lease obligations		267,237		657,111		676,671		984,376		2,585,395

	Less Than 12 Months January 1, 2014 to December 31, 2014		12-36 Months January 1, 2015 to December 31, 2016		36-60 Months January 1, 2017 to December 31, 2018		Maturities Subsequent to December 31, 2018		Total
At December 31, 2013
Debt (1)	Ps.	314,293	Ps.	9,582,515	Ps.	9,278,425	Ps.	41,689,167	Ps.	60,864,400
Finance lease liabilities		424,698		605,578		647,317		3,241,654		4,919,247
Derivative financial instruments (interest rate swaps)		—		133,184		203,614		(1,462)		335,336
Trade and other liabilities		1,484,716		1,938,870		795,118		342,137		4,560,841
Interest on debt (2)		3,521,590		8,128,689		6,785,739		38,490,977		56,926,995
Interest on capital lease obligations		310,310		547,933		565,041		1,207,587		2,630,871

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 13).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2014 and 2013, based on contractual interest rate and exchange rates as of that date.

As of December 31, 2013, certain of the Group’s derivative financial instruments (coupon swaps) were in hedge relationships and were settled during 2014. These contracts required undiscounted contractual cash inflows of U.S.$12.8 million and undiscounted contractual cash outflows of Ps.165,316.

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

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2014, the balance of such programming would decrease in the amount of Ps.216,547 with a corresponding increase in programming amortization expense.

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

The recoverable amount of cash generating units has been determined based on fair value less costs to disposal calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2014 and 2013, the Group recorded impairments for goodwill and other indefinite-lived intangible assets related to its Publishing business, which is classified into the Other Businesses segment. During 2013, the Group recorded impairments for goodwill and other indefinite-lived intangible assets related to its joint venture investment in capital stock of GSF (see Notes 10 and 12). There were no impairments for goodwill and other indefinite-lived intangible assets recorded in 2012. Other than in the Publishing business, the Company believes that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (k) for disclosure regarding concession intangible assets.

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

(f) Financial Assets and Liabilities Measured at Fair Value

The Group has a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate the Group uses. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 14).

6. Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2014 and 2013, consisted of:

	2014		2013
Cash and bank accounts	Ps.	1,830,156	Ps.	1,281,663
Short-term investments (1)		27,899,194		15,410,370

Total cash and cash equivalents	Ps.	29,729,350	Ps.	16,692,033

(1)	Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2014 and 2013, consisted of:

	2014		2013
Short-term investments (2)	Ps.	60,558	Ps.	12,202
Other financial assets (3)		4,636,341		3,675,632
Current maturities of non-current held-to-maturity securities		91,686		35,142

Total temporary investments	Ps.	4,788,585	Ps.	3,722,976

(2)	Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

(3)	Other financial assets include equity instruments held for trading (publicly traded instruments). The fair value is based on quoted market prices.

7. Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2014 and 2013, consisted of:

	2014		2013
Non-interest bearing notes received from customers as deposits and advances	Ps.	16,864,054	Ps.	16,050,479
Trade accounts receivable		7,251,553		7,176,194
Allowance for doubtful accounts		(3,028,444)		(2,492,536)

	Ps.	21,087,163	Ps.	20,734,137

As of December 31, 2014 and 2013, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2014		2013
1 to 90 days	Ps.	4,916,829	Ps.	3,855,525
91 to 180 days		689,247		738,050
More than 180 days		2,453,742		2,036,678

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso, currencies are as follows:

	2014		2013
U.S. dollar	Ps.	1,854,654	Ps.	1,524,245
Other currencies		473,678		561,990

At December 31	Ps.	2,328,332	Ps.	2,086,235

Movements on the Group allowance for doubtful accounts of trade notes and account receivables are as follows:

	2014		2013
At January 1	Ps.	(2,492,536)	Ps.	(2,185,723)
Impairment provision		(1,134,657)		(789,895)
Write–off of receivables		480,978		457,721
Unused amounts reversed		117,771		25,361

At December 31	Ps.	(3,028,444)	Ps.	(2,492,536)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2014 is the carrying value of each class of receivables mentioned above.

8. Transmission Rights and Programming

At December 31, 2014 and 2013, transmission rights and programming consisted of:

	2014		2013
Transmission rights	Ps.	8,626,238	Ps.	8,947,399
Programming		5,219,882		5,088,049

		13,846,120		14,035,448

Non-current portion of:
Transmission rights		5,863,275		6,126,109
Programming		3,131,123		2,938,736

		8,994,398		9,064,845

Current portion of transmission rights and programming	Ps.	4,851,722	Ps.	4,970,603

Amortization of transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2014, 2013 and 2012 amounted to Ps.12,898,031, Ps.11,634,186 and Ps.10,835,436, respectively.

9. Investments in Financial Instruments

At December 31, 2014 and 2013, the Group had the following investments in financial instruments:

	2014		2013
Available-for-sale financial assets:
Convertible Debentures due 2025 issued by BMP (1)	Ps.	10,421,478	Ps.	7,675,036
Embedded derivative in Convertible Debentures issued by BMP (1)		17,447,857		14,761,677
Convertible debt instruments issued by Ares (2)		—		6,446,000
Embedded derivative in convertible debt issued by Ares (2)		—		771,000
Long-term debt instrument issued by Ares (2)		—		2,521,999
Shares of common stock of Imagina (3)		836,037		1,169,002
Available-for-sale investments (4)		5,511,768		4,015,105

		34,217,140		37,359,819
Held-to-maturity investments (5)		461,047		631,964
Other		31,685		24,619

	Ps.	34,709,872	Ps.	38,016,402

(1)	As of December 31, 2014 and 2013, the Group held an investment in Convertible Debentures due 2025 issued by BMP in the principal amount of U.S.$1,125 million (Ps.16,606,463 and Ps.14,709,375, respectively), with an annual interest rate of 1.5% receivable on a quarterly basis, which are convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures are classified as available-for-sale financial assets with changes in fair value recognized in consolidated other comprehensive income or loss. The Group’s option of converting these debentures into an equity stake of BMP is accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 3, 14 and 19).
(2)	As of December 31, 2013, the Group held an investment in convertible debt instruments issued by Ares which, subject to regulatory approvals or conditions, allowed the Group to acquire 95% of the equity interest of Ares. These debt instruments had an initial maturity in 2018, which could be extended through 2023, with an annual interest of 4% calculated on a semiannual basis and capitalized through the conversion date. As of December 31, 2013, the Group also held an investment in a note payable due 2023 issued by Ares in the principal amount of U.S.$195 million with an annual interest of the higher of 2.5% and the six-month LIBOR plus 190 basis points, which was capitalized at the acquisition date of Cablecom. The debt financial instruments were classified as available-for-sale financial assets with changes in fair value recognized in consolidated other comprehensive income or loss. The eventual conversion of the debt instruments into and equity stake of Ares was accounted for as an embedded derivative with changes in fair value recognized in consolidated income. In August 2014, the convertible debt instruments issued by Ares were converted by the Group into equity interest of Ares, and the note payable issued by Ares was capitalized in connection with the acquisition of Cablecom (see Notes 3 and 14).
(3)	The Company’s investment in 14.5% of the common stock of Imagina is accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss (see Notes 3 and 21).
(4)	The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares (see Note 2 (i)).

(5)	Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2014, are as follows: Ps.361,680 in 2016, Ps.60,460 in 2017 and Ps.38,907 thereafter. Held-to-maturity financial assets as of December 31, 2014 and 2013 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2014 and 2013 is presented as follows:

	2014		2013
At January 1	Ps.	37,359,819	Ps.	20,456,814
Foreign exchange differences		2,221,191		350,506
Acquisitions		—		9,492,744
Conversion and capitalization of debt instruments (1)		(10,176,600)		—
Interest income		221,613		143,225
Changes in other comprehensive income		3,648,014		1,928,051
Changes in other finance income		943,103		4,988,479

At December 31	Ps.	34,217,140	Ps.	37,359,819

(1)	In connection with the acquisition of Cablecom (see Note 3).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2014 is the carrying value of the financial assets mentioned above.

10. Investments in Joint Ventures and Associates

At December 31, 2014 and 2013, the Group had the following investments in joint ventures and associates accounted for by the equity method:

	Ownership as of December 31, 2014	2014		2013
Joint ventures:
GSF (1)	50%	Ps.	—	Ps.	13,828,000
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (2)	33.3%		576,179		628,628
Associates:
BMP (3)	7.8%		3,507,390		2,844,519
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (4)	40%		867,362		878,160
Other			81,516		71,457

		Ps.	5,032,447	Ps.	18,250,764

(1)	Effective in June 2012, the Group shared equal governance rights with the other owner of GSF, and began to account for this joint venture under the equity method. The investment in GSF included intangible assets in the amount of Ps.5,172,851 as of December 31, 2013 (see Note 3). Following the approvals of new industry regulations during 2013, and due to the lack of specific guidance, Management determined that it will take a longer period to realize the projected benefits of its investment, thus affecting its present value. As a result, the Company recorded an impairment of Ps.4,587,785 in its joint venture in the consolidated statement of income for the year ended December 31, 2013. The recoverable amount for GSF was determined based on fair value calculations. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach. In September 2014, this investment was sold and an account receivable was recognized (see Note 3). The key assumptions used for fair value calculations of the recoverable amount of GSF in 2013 were as follows:

2013
Long-term growth rate	3.00%
Discount rate	13.60%

(2)	In 2010, GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. GTAC started operations in the second half of 2011 and commercial services in the first quarter of 2012. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2014 and 2013, GTAC had used a principal amount of Ps.628,683 and Ps.618,683, respectively, under this credit facility. During 2014 and 2013, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.166,614 and Ps.84,577, respectively. In 2014 and 2013, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.198,866, with an annual interest of TIIE plus 200 basis points payable on a monthly basis and principal maturities through 2023. The net investment in GTAC as of December 31, 2014 and 2013, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.677,315 and Ps.708,693, respectively (see Note 14).
(3)	The Group accounts for its investment in common stock of BMP, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence over BMP’s operations. The Group has determined it has the ability to exercise significant influence over the operating and financial policies of BMP because as of December 31, 2014 and 2013, the Group (i) owned 842,850 Class “C” shares of common stock of BMP, representing 7.8% and 8%, respectively, of the outstanding total shares of BMP as of each of those dates; (ii) held Convertible Debentures due 2025 issued by BMP with an interest rate of 1.5% per annum receivable on a quarterly basis, which can be converted into additional 4,858,485 shares (subject to adjustment as provided in the debentures) of common stock of BMP equivalent to approximately 30% equity stake of BMP on a fully-diluted, as-converted basis, at the option of the Group, subject to certain conditions, laws and regulations; (iii) owned an option to acquire at fair value additional shares of common stock of BMP representing 2% of the outstanding total shares of BMP as of each of those dates, subject to existing laws and regulations in the United States, and other terms and conditions; (iv) had three of 20 designated members of the Board of Directors of BMP; and (v) held program license agreements with Univision, an indirect wholly-owned subsidiary of BMP, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), through the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP made in December 2010. In January 2014, a group of institutional investors made a capital contribution in BMP, by which the Group’s equity stake in BMP decreased from 8% to 7.8% (see Notes 3, 9, 14 and 19).
(4)	OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. The investment in OCEN included a goodwill of Ps.359,613 as of December 31, 2014 and 2013 (see Note 19).

A roll forward of investments in joint ventures and associates for the years ended December 31, 2014 and 2013 is presented as follows:

	2014		2013
At January 1	Ps.	18,250,764	Ps.	22,111,315
Equity method recognized for the year		669,887		(718,349)
Impairment adjustment		(530,134)		(4,587,785)
Amortization of GSF intangibles		(100,916)		(248,570)
Capital contributions to GSF		—		1,587,500
Long-term loans to GTAC, net		121,530		65,608
Disposition of GSF		(13,630,000)		—
Foreign currency translation adjustments		398,510		50,398
Other		(147,194)		(9,353)

At December 31	Ps.	5,032,447	Ps.	18,250,764

Amounts of consolidated cash and cash equivalents, other current assets, non-current assets, debt and finance lease obligations, trade payables, other non-current liabilities and equity related to GSF as of December 31, 2013, as well as a reconciliation of this summarized financial information to the Group’s carrying amount of its interest in this joint venture as of those dates, are set forth as follows:

	2013
Assets:
Cash and cash equivalents	Ps.	1,011,899
Other current assets		7,997,528

Total current assets		9,009,427
Non-current assets		26,863,439

Total assets	Ps.	35,872,866

Liabilities and Equity:
Short-term debt and finance lease obligations	Ps.	2,267,161
Trade payables		8,721,489

Total current liabilities		10,988,650

Long-term debt and finance lease obligations		6,570,140
Long-term trade payables		3,629,005
Other non-current liabilities		620,322

Total non-current liabilities		10,819,467

Total liabilities		21,808,117
Equity		14,064,749

Total liabilities and equity	Ps.	35,872,866

Share of equity of GSF	Ps.	8,655,149
Other concepts that are part of the investment:
Intangible assets		5,172,851

Total investment	Ps.	13,828,000

Amounts of consolidated net sales, depreciation and amortization, operating loss, interest expense, net, income tax benefit, net income or loss, and comprehensive income or loss related to GSF for the years ended December 31, 2013 and 2012, are set forth as follows:

	2013		2012(a)
Net sales	Ps.	19,582,451	Ps.	17,382,368
Depreciation and amortization		2,378,885		2,017,128
Operating loss		1,093,673		1,787,456
Interest expense, net		1,149,683		1,363,627
Income tax benefit		342,215		467,075
Net (loss) income attributable to:
Controlling stockholders of GSF		(1,991,059)		(2,232,394)
Non-controlling interests		73		(79)
Comprehensive (loss) income attributable to:
Controlling stockholders of GSF		(1,990,710)		(2,227,826)
Non-controlling interests		73		(79)

(a)	As discussed in Note 3, the Group started recognizing equity method in its investment in GSF in the second half of 2012. The net loss, other comprehensive income and comprehensive loss attributable to controlling stockholders of GSF for the six months ended December 31, 2012, amounted to Ps.(1,336,261), Ps.4,568 and Ps.(1,331,693), respectively.

Combined condensed balance sheet information of joint ventures and associates as of December 31, 2014 and 2013 is set forth below:

	2014		2013
Current assets	Ps.	2,535,120	Ps.	6,914,375
Non-current assets		17,697,676		36,605,163

Total assets		20,232,796		43,519,538

Current liabilities		1,210,164		6,625,105
Non-current liabilities		14,071,859		18,581,426

Total liabilities		15,282,023		25,206,531

Total net assets	Ps.	4,950,773	Ps.	18,313,007

Aggregate amounts of consolidated net income, other comprehensive income and total comprehensive income related to the Group’s interests in other joint ventures and associates for the years ended December 31, 2014, 2013 and 2012, are set forth as follows:

	2014		2013		2012
Net income	Ps.	93,708	Ps.	246,276	Ps.	1,505
Other comprehensive income		27,404		87,510		10,403

Total comprehensive income	Ps.	121,112	Ps.	333,786	Ps.	11,908

The Group recognized its share of comprehensive income (loss) of joint ventures and associates for the years ended December 31, 2014, 2013 and 2012, as follows:

	2014		2013		2012
Share of income (loss) of joint ventures and associates, net	Ps.	13,173	Ps.	(5,659,963)	Ps.	(666,602)

Share of other comprehensive income (loss) of joint ventures and associates:
Foreign currency translation adjustments, net		255		178		(306)
Other comprehensive income, net		25,409		105,081		50,912

		25,664		105,259		50,606

Share of total comprehensive income (loss) of joint ventures and associates	Ps.	38,837	Ps.	(5,554,704)	Ps.	(615,996)

11. Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2013	Ps.	14,234,578	Ps.	57,024,320	Ps.	7,869,492	Ps.	724,747	Ps.	2,222,488	Ps.	4,249,163	Ps.	1,438,472	Ps.	3,896,078	Ps.	91,659,338
Additions		26,829		2,484,622		—		21,261		68,877		213,679		36,617		12,018,787		14,870,672
Retirements		(1,173,618)		(1,715,313)		—		(5,783)		(495,244)		(55,284)		(186)		(526,507)		(3,971,935)
Transfers and reclassifications		242,804		8,580,462		—		95,456		107,199		929,427		52,999		(10,008,347)		—
Acquisition of subsidiaries		7,873		110,987		—		7,118		5,451		7,546		1,807		—		140,782
Effect of translation		(24,280)		23,487		—		(17,515)		(1,562)		(3,477)		(798)		—		(24,145)

December 31, 2013		13,314,186		66,508,565		7,869,492		825,284		1,907,209		5,341,054		1,528,911		5,380,011		102,674,712
Additions		4,947		3,518,701		—		33,912		143,566		165,305		37,018		13,218,867		17,122,316
Retirements		(413,269)		(1,910,567)		—		(37,133)		(159,359)		(224,893)		(182,277)		(967,125)		(3,894,623)
Transfers and reclassifications		409,329		9,299,432		—		78,957		121,103		559,697		257,874		(10,061,292)		665,100
Acquisition of Cablecom		94,204		2,328,541		—		10,634		39,808		95,596		—		193,580		2,762,363
Effect of translation		22,946		177,026		—		(4,648)		1,982		25,976		1		(4,075)		219,208

December 31, 2014	Ps.	13,432,343	Ps.	79,921,698	Ps.	7,869,492	Ps.	907,006	Ps.	2,054,309	Ps.	5,962,735	Ps.	1,641,527	Ps.	7,759,966	Ps.	119,549,076

Depreciation:
January 1, 2013	Ps.	(4,794,966)	Ps.	(31,202,824)	Ps.	(2,201,902)	Ps.	(470,834)	Ps.	(1,130,111)	Ps.	(2,978,119)	Ps.	(613,260)	Ps.	—	Ps.	(43,392,016)
Depreciation of the year		(222,209)		(7,154,847)		(405,307)		(48,048)		(215,481)		(658,067)		(157,431)		—		(8,861,390)
Retirements		1,156,200		1,486,930		—		5,104		445,879		53,398		8		—		3,147,519
Acquisition of subsidiaries		(4,478)		(87,764)		—		(6,176)		(5,032)		(5,555)		(483)		—		(109,488)
Effect of translation		9,653		(12,305)		—		15,738		610		2,662		780		—		17,138

December 31, 2013		(3,855,800)		(36,970,810)		(2,607,209)		(504,216)		(904,135)		(3,585,681)		(770,386)		—		(49,198,237)
Depreciation of the year		(214,876)		(8,314,358)		(405,307)		(57,909)		(194,082)		(722,853)		(177,139)		—		(10,086,524)
Retirements		86,799		1,507,904		—		37,798		114,676		55,583		113,250		—		1,916,010
Reclassifications		—		(148,240)		—		—		—		108,453		—		—		(39,787)
Effect of translation		(554)		(131,235)		—		5,226		(1,125)		(3,360)		18		—		(131,030)

December 31, 2014	Ps.	(3,984,431)	Ps.	(44,056,739)	Ps.	(3,012,516)	Ps.	(519,101)	Ps.	(984,666)	Ps.	(4,147,858)	Ps.	(834,257)	Ps.	—	Ps.	(57,539,568)

Carrying value:
At January 1, 2013	Ps.	9,439,612	Ps.	25,821,496	Ps.	5,667,590	Ps.	253,913	Ps.	1,092,377	Ps.	1,271,044	Ps.	825,212	Ps.	3,896,078	Ps.	48,267,322

At December 31, 2013	Ps.	9,458,386	Ps.	29,537,755	Ps.	5,262,283	Ps.	321,068	Ps.	1,003,074	Ps.	1,755,373	Ps.	758,525	Ps.	5,380,011	Ps.	53,476,475

At December 31, 2014	Ps.	9,447,912	Ps.	35,864,959	Ps.	4,856,976	Ps.	387,905	Ps.	1,069,643	Ps.	1,814,877	Ps.	807,270	Ps.	7,759,966	Ps.	62,009,508

Depreciation charges are presented in Note 20.

The following table sets forth technical equipment leased to our subscribers in the Sky and Telecommunications segments as of December 31:

	2014		2013
Subscriber leased set-top equipment	Ps.	15,984,439	Ps.	13,169,283
Less: Accumulated depreciation of subscriber leased equipment		(8,892,628)		(6,905,961)

Subscriber leased set-top equipment, net	Ps.	7,091,811	Ps.	6,263,322

12. Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible Assets with Indefinite Useful Lives						Intangible Assets with Finite Useful Lives
Changes	Goodwill		Trademarks		Concessions		Licenses		Subscriber Lists		Other Intangible Assets		Total
Cost:
January 1, 2013	Ps.	2,571,632	Ps.	1,759,256	Ps.	3,655,985	Ps.	2,230,023	Ps.	2,690,447	Ps.	2,119,118	Ps.	15,026,461
Additions		—		—		—		942,166		36,198		407,850		1,386,214
Retirements		—		—		—		(756)		—		(419,618)		(420,374)
Acquisition of subsidiaries		100,028		—		—		—		—		—		100,028
Impairment adjustments		(50,130)		(9,518)		—		—		—		—		(59,648)
Effect of translation		—		(336)		—		(748)		199		843		(42)

December 31, 2013		2,621,530		1,749,402		3,655,985		3,170,685		2,726,844		2,108,193		16,032,639
Additions		—		—		—		1,164,138		—		578,830		1,742,968
Retirements		—		—		—		(41,311)		(76,307)		(13,846)		(131,464)
Acquisition of Cablecom		6,913,684		757,040		7,650,430		2,007		2,323,288		553,432		18,199,881
Acquisition of TVI		35,593		—		39,302		—		—		1,851		76,746
Impairment adjustments		(248,034)		(5,245)		—		—		—		—		(253,279)
Transfers and reclassifications		—		—		—		279,652		60		(944,812)		(665,100)
Effect of translation		—		30		—		319		—		7,015		7,364

December 31, 2014	Ps.	9,322,773	Ps.	2,501,227	Ps.	11,345,717	Ps.	4,575,490	Ps.	4,973,885	Ps.	2,290,663	Ps.	35,009,755

Amortization:
January 1, 2013	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,374,305)	Ps.	(1,678,687)	Ps.	(846,678)	Ps.	(3,899,670)
Amortization of the year		—		—		—		(453,195)		(344,769)		(187,012)		(984,976)
Other amortization of the year (1)		—		—		—		—		—		(185,080)		(185,080)
Retirements		—		—		—		483		—		419,210		419,693
Effect of translation		—		—		—		522		—		(817)		(295)

December 31, 2013		—		—		—		(1,826,495)		(2,023,456)		(800,377)		(4,650,328)
Amortization of the year		—		—		—		(660,008)		(508,069)		(308,484)		(1,476,561)
Other amortization of the year (1)		—		—		—		(5,000)		—		(208,216)		(213,216)
Retirements		—		—		—		27,529		39,424		13,382		80,335
Reclassifications		—		—		—		(108,453)		—		148,240		39,787
Effect of translation		—		—		—		(4,368)		—		(6,990)		(11,358)

December 31, 2014	Ps.	—	Ps.	—	Ps.	—	Ps.	(2,576,795)	Ps.	(2,492,101)	Ps.	(1,162,445)	Ps.	(6,231,341)

Carrying value:
At January 1, 2013	Ps.	2,571,632	Ps.	1,759,256	Ps.	3,655,985	Ps.	855,718	Ps.	1,011,760	Ps.	1,272,440	Ps.	11,126,791

At December 31, 2013	Ps.	2,621,530	Ps.	1,749,402	Ps.	3,655,985	Ps.	1,344,190	Ps.	703,388	Ps.	1,307,816	Ps.	11,382,311

At December 31, 2014	Ps.	9,322,773	Ps.	2,501,227	Ps.	11,345,717	Ps.	1,998,695	Ps.	2,481,784	Ps.	1,128,218	Ps.	28,778,414

Amortization charges are presented in Note 20.

(1)	Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

The changes in the net carrying amount of goodwill, trademarks and concessions for the year ended December 31, 2014, were as follows:

	Balance as of December 31, 2013		Acquisitions		Foreign Currency Translation Adjustments		Impairment Adjustments		Balance as of December 31, 2014
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Telecommunications		1,959,076		6,949,277		—		—		8,908,353
Other Businesses		420,481		—		—		(248,034)		172,447

	Ps.	2,621,530	Ps.	6,949,277	Ps.	—	Ps.	(248,034)	Ps.	9,322,773

Trademarks (see Note 3):
Telecommunications	Ps.	1,284,291	Ps.	757,040	Ps.	—	Ps.	—	Ps.	2,041,331
Other Businesses		465,111		—		30		(5,245)		459,896

	Ps.	1,749,402	Ps.	757,040	Ps.	30	Ps.	(5,245)	Ps.	2,501,227

Concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Telecommunications		3,006,438		7,689,732		—		—		10,696,170
Sky		96,042		—		—		—		96,042

	Ps.	3,655,985	Ps.	7,689,732	Ps.	—	Ps.	—	Ps.	11,345,717

During the fourth quarter of 2014 and 2013, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the implied fair value of the goodwill and trademarks in the reporting units with the related carrying value and recorded an aggregate Ps.253,279 and Ps.59,648, respectively, pre-tax impairment charge in other expense, net, in the consolidated statements of income for the years ended December 31, 2014 and 2013.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2014 were as follows (see Note 14):

	Other Businesses		Telecommunications
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	3.90%	3.50%	3.50%
Discount rate	13.60%	19.40%	10.30%	10.70%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2013 were as follows:

	Other Businesses		Telecommunications
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	4.60%	3.50%	3.50%
Discount rate	14.10%	22.80%	11.20%	13.50%

13. Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of December 31, 2014 and 2013, were as follows:

	2014								Effective Interest Rate	2013
	Principal		Interest Payable		Finance Costs		Total			Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	7,380,650	Ps.	51,665	Ps.	(22,937)	Ps.	7,409,378	6.410%	Ps.	6,553,612
6.625% Senior Notes due 2025 (1)		8,856,780		166,249		(392,672)		8,630,357	7.100%		7,561,276
8.50% Senior Notes due 2032 (1)		4,428,390		115,015		(30,467)		4,512,938	9.010%		3,992,143
6.625% Senior Notes due 2040 (1)		8,856,780		270,562		(158,700)		8,968,642	7.050%		7,919,585
5% Senior Notes due 2045 (1)		14,761,300		106,610		(514,447)		14,353,463	5.390%		—

Total U.S. dollar debt		44,283,900		710,101		(1,119,223)		43,874,778			26,026,616

Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		141,450		(41,143)		10,100,307	7.430%		10,101,453
TIIE + 0.35% Notes due 2021 (2)		6,000,000		7,908		(13,103)		5,994,805	3.6845%		—
8.49% Senior Notes due 2037 (1)		4,500,000		35,020		(16,253)		4,518,767	8.9436%		4,523,349
7.25% Senior Notes due 2043 (1)		6,500,000		60,215		(67,302)		6,492,913	7.9180%		6,490,545
Bank loans (3)		5,882,000		4,285		(7,157)		5,879,128	5.503%		8,594,641
Bank loans (Sky) (4)		3,500,000		13,851		—		3,513,851	6.660%		3,506,079
Bank loans (TVI) (5)		1,600,607		2,074		(4,675)		1,598,006	3.989%		1,610,801

Total Mexican peso debt		37,982,607		264,803		(149,633)		38,097,777			34,826,868

Total debt (8)		82,266,507		974,904		(1,268,856)		81,972,555			60,853,484
Less: Short-term debt and current portion of long-term debt		339,160		974,904		(2,012)		1,312,052			1,110,384

Long-term debt, net of current portion	Ps.	81,927,347	Ps.	—	Ps.	(1,266,844)	Ps.	80,660,503		Ps.	59,743,100

Finance lease obligations:
Satellite transponder lease obligation (6)	Ps.	4,401,423	Ps.	—	Ps.	—	Ps.	4,401,423	7.300%	Ps.	4,077,561
Other (7)		908,122		—		—		908,122	9.9620%		841,686

Total finance lease obligations		5,309,545		—		—		5,309,545			4,919,247
Less: Current portion		502,166		—		—		502,166			424,698

Finance lease obligations, net of current portion	Ps.	4,807,379	Ps.	—	Ps.	—	Ps.	4,807,379		Ps.	4,494,549

(1)	The Senior Notes due 2018, 2025, 2032, 2037, 2040, 2043 and 2045, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, Ps.4,500,000, U.S.$600 million, Ps.6,500,000 and U.S.$1,000 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037, 2040, 2043 and 2045, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% and 5.26% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037, 2040 and 2043, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2032, 2040, 2043 and 2045 were priced at 99.280%, 99.431%, 98.319%, 99.733% and 96.534%, respectively, for a yield to maturity of 6.097%, 8.553%, 6.755%, 7.27% and 5.227%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2045 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”).
(2)	In 2010 and April 2014, the Company issued Notes (“Certificados Bursátiles”) due 2020 and 2021, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000 and Ps.6,000,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 0.35% per annum and is payable every 28 days. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(3)

In 2014, includes long-term credit agreements entered into by the Company with two Mexican banks in the aggregate principal amount of Ps.4,100,000, with principal maturities between 2016 and 2021, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points for a principal amount of Ps.2,500,000, and a range between 8.77% and 9.4% for an aggregate principal amount of Ps.1,600,000. In September 2014, the Company prepaid long-term credits in the aggregate principal amount of Ps.4,500,000, which were originally due in 2016. In 2014, also includes a long-term bank loan entered into by the Company with a Mexican bank in September 2014, in the principal amount of Ps.1,782,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016. In 2013, included long-term credit agreements entered into by the Company with four Mexican banks in the aggregate principal amount of Ps.8,600,000, with principal maturities between 2016 and 2021, and an annual interest rate payable on a monthly basis in a range between 8.09% and 9.4% for an aggregate principal amount of Ps.6,100,000 and 28-day TIIE plus 117.5 basis points for a principal amount of Ps.2,500,000. Under the terms of these credit agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.
(4)	Includes in 2014 and 2013, two long-term loans entered into by Sky with Mexican banks in the principal amount of Ps.1,400,000 and Ps.2,100,000, with a maturity in 2016, bearing annual interest of TIIE plus 24 basis points and 8.74%, respectively, with interest payable on a monthly basis. This Sky long-term indebtedness is guaranteed by the Company. Under the terms of these loan agreements, Sky is required to maintain (a) certain financial coverage ratios related to indebtedness and interest expense; and (b) certain restrictive covenants on indebtedness, liens, asset sales, and certain mergers and consolidations (see Note 26).
(5)	Includes in 2014 and 2013, outstanding balances in the aggregate principal amount of Ps.1,600,607 and Ps.1,614,400, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2015 and 2019, bearing interest at an annual rate in the range of TIIE plus 1.40% to TIIE plus 2.50%, with interest payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.
(6)	Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service. This line item also includes in 2012 the agreement to pay a monthly fee of U.S.$1.7 million under a capital lease agreement entered into with Intelsat (formerly PanAmSat Corporation) in February 1999 for satellite signal reception and retransmission service from 12 KU-band transponders on satellite IS-9, which became operational in September 2000. The agreement provided that the service term for IS-9 was to end at the earlier of (a) the end of 15 years or (b) the date IS-9 is taken out of service. In 2010, Intelsat notified Sky that IS-9 experienced certain technical anomalies in its primary propulsion system, resulting in a shortened satellite life through 2012 instead of its original estimated life through 2015. Accordingly, Sky reduced the carrying value of the corresponding asset and the present value of the minimum payments in accordance with the related agreement and based on the remaining useful life of IS-9. The obligations of Sky under the IS-9 agreement were terminated in October 2012 (see Note 11).
(7)	Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. Also, includes in 2014 and 2013 a subsidiary of the Company entered a lease agreement with GTAC, a related party for the right to use certain capacity of a telecommunications network to 2029. This lease provides for annual payments to 2020 and 2021. The capital leases have terms which expire at various dates between 2015 and 2019.
(8)	Total debt is presented net of unamortized finance costs as of December 31, 2014 and 2013, in the aggregate amount of Ps.1,268,856 and Ps.808,585, respectively and interest payable in the aggregate amount of Ps.974,904 and Ps.797,669, respectively.

As of December 31, 2014, the Company is in compliance with all covenants contained in the debt agreements.

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2014, are as follows:

	Nominal		Unamortized Finance Costs
2015	Ps.	339,160	Ps.	(2,012)
2016		6,525,030		(2,929)
2017		1,651,750		(2,155)
2018		8,470,650		(24,305)
2019		816,667		(2,494)
Thereafter		64,463,250		(1,234,961)

	Ps.	82,266,507	Ps.	(1,268,856)

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2014, are as follows:

2015	Ps.	769,403
2016		719,853
2017		704,864
2018		696,498
2019		756,939
Thereafter		4,247,382

		7,894,939
Less: Amount representing interest		2,585,394

	Ps.	5,309,545

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

The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 13) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2014 and 2013, were as follows:

	2014				2013
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	4,788,585	Ps.	4,788,585	Ps.	3,722,976	Ps.	3,722,976
Trade notes and accounts receivable, net		21,087,163		21,087,163		20,734,137		20,734,137
Convertible Debentures due 2025 issued by BMP (see Note 9)		10,421,478		10,421,478		7,675,036		7,675,036
Embedded derivative in Convertible Debentures issued by BMP		17,447,857		17,447,857		14,761,677		14,761,677
Long-term loan and interest receivable from GTAC (see Note 10)		677,315		675,198		708,693		739,384
Held-to-maturity investments (see Note 9)		461,047		460,236		631,964		631,990
Shares of common stock of Imagina (see Note 9)		836,037		836,037		1,169,002		1,169,002
Available-for-sale investments (see Note 9)		5,511,768		5,511,768		4,015,105		4,015,105
Convertible debt instruments issued by Ares (see Note 9)		—		—		6,446,000		6,446,000
Embedded derivative in convertible debt issued by Ares (see Note 9)		—		—		771,000		771,000
Long-term debt instrument issued by Ares (see Note 9)		—		—		2,521,999		2,521,999

	2014				2013
	Carrying Value		Fair Value		Carrying Value		Fair Value
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	29,522,600	Ps.	36,225,101	Ps.	26,150,000	Ps.	29,383,172
Senior Notes due 2045		14,761,300		15,015,785		—		—
Senior Notes due 2037 and 2043		11,000,000		10,283,880		11,000,000		9,704,313
Notes due 2020		10,000,000		10,469,000		10,000,000		10,391,700
Notes due 2021		6,000,000		6,012,300		—		—
Short-term loans and long-term notes payable to Mexican banks		10,982,607		11,413,185		13,714,400		14,413,969
Finance lease obligations		5,236,046		4,920,298		4,919,247		4,830,631

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2014 and 2013, were as follows:

2014:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (c)	Ps.	2,894	U.S.$ 135,000	November 2015

Total assets (1)	Ps.	2,894

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (b)	Ps.	79,939	Ps. 1,400,000	April 2016
TVI’s interest rate swap (e)		10,376	Ps. 1,567,607	February 2016 and July 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)		175,025	Ps. 2,500,000	March 2018
Interest rate swap (f)		69,762	Ps. 3,000,000	April 2021

Total liabilities	Ps.	335,102

2013:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (c)	Ps.	6,122	U.S.$ 270,000	2014 and 2015
Derivatives recorded as accounting hedges (cash flow hedges):
Cross-currency interest rate swaps (a)		2,266	U.S.$ 300,000/ Ps. 3,867,000	March 2014

Total assets (1)	Ps.	8,388

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (b)	Ps.	119,780	Ps. 1,400,000	April 2016
TVI’s interest rate swap (e)		11,942	Ps. 1,577,700	February 2016 and April 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)		203,614	Ps. 2,500,000	March 2018

Total liabilities	Ps.	335,336

(1)	Includes derivative financial instruments of Ps.2,894 and Ps.3,447 that were classified in current assets in the consolidated statement of financial position as of December 31, 2014 and 2013, respectively.
(a)	In order to reduce the adverse effects of exchange rates on the Senior Notes due 2032 and 2040, during 2013 and 2012, the Company entered into cross-currency interest rate swap agreements with various financial institutions that allowed the Company to hedge against Mexican peso depreciation on interest payments made in 2014 and 2013. The agreement on the Senior Notes due 2040 was settled in 2013. As of December 31, 2013, the Company received semi-annual payments based on the aggregate notional amount U.S.$300 million at an average annual rate of 8.50%, and the Company made semi-annual payments based on an aggregate notional amount of Ps.3,867,000 at an average annual rate of 8.5028%, without an exchange of the notional amount upon which the payments were based. As a result of the change in fair value of these transactions and the interest payments made by the Company, in the years ended December 31, 2014, 2013 and 2012, the Company recorded a gain (loss) of Ps.3,881, Ps.(5,020) and Ps.41,336, respectively, in consolidated other finance income or expense. As of December 31, 2013, the Company had recorded in consolidated equity, as accumulated other comprehensive income or loss attributable to stockholders of the Company, a cumulative gain for changes in fair value of Ps.2,266, relating to interest rate swaps recorded as accounting hedges. The agreement on the Senior Notes due 2032 was settled in 2014.

(b)	Sky has entered into derivative transaction agreements through April 2016 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,400,000. Under these transactions, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. As a result of the change in fair value of these transactions, the Group recorded a loss of Ps.25,951, Ps.37,445 and Ps.41,438 in consolidated other finance expense for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 13).
(c)	The Company has entered into derivative agreements (“knock-out option calls”) with financial institutions to reduce the adverse effect of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, and hedge against severe Mexican peso depreciation on interest payments to be made in the second half of 2012, 2013, 2014 and 2015. Under these transactions, the Company had the option to receive an aggregate amount of U.S.$135.0 million in exchange for an aggregate amount of Ps.2,497,500 as of December 31, 2014 with a maturity date in November 2015, and U.S.$270 million in exchange for aggregate amount of Ps.4,995,000 as of December 31, 2013, with maturity dates in November 2014 and November 2015, only if the exchange rate of the Mexican peso during each agreement period is not above a limit agreed between the parties. If the exchange rate exceeds such limit at any time during the agreement period, the option is extinguished. The Company has recognized the change in fair value of these transactions in consolidated other finance expense.
(d)	The Company has entered into a derivative transaction agreement (interest rate swap) through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,500,000 through September 2016, Ps.1,875,000 through March 2017, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company has recognized the change in fair value of this transaction in other comprehensive income or loss attributable to stockholders of the Company, and in consolidated other finance income or expense at the time of the interest payments. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.175,025 in other comprehensive income or loss attributable to stockholders of the Company as of December 31, 2014. In 2014, the Company recorded a loss of Ps.98,578 for this transaction agreement in consolidated other finance expense.
(e)	In 2014, 2013 and 2012, TVI entered into a derivative transaction agreements (interest rate swaps) with two financial institutions from January 2012 through July 2019 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.300,000, Ps.500,000 and Ps.1,300,000, respectively. Under these transactions, the Company receives monthly payments based on aggregate notional amounts of Ps.300,000, Ps.500,000 and Ps.1,300,000 and makes payments based on the same notional at annual fixed rate of 4.9392%, 5.2189% and 5.032%, respectively. As a result of the change in fair value of these transactions, in the years ended December 31, 2014, 2013 and 2012, TVI recorded a loss of Ps.22,147, Ps.23,588 and Ps.867, respectively, in consolidated other finance expense.
(f)	In April 2014, the Company entered into a derivative transaction agreement (interest rate swap) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.3,000,000, and makes 28-day payments based on the same notional amount at an annual fixed rate of 6.0833%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.69,762 in other comprehensive income or loss attributable to stockholders of the Company for the year ended December 31, 2014. In 2014, the Company recorded a loss of Ps.54,973 for this transaction agreement in consolidated other finance expense.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2014 and 2013 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative instruments.

Financial assets and liabilities measured at fair value as of December 31, 2014 and 2013:

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		5,511,768		—		5,511,768		—
Convertible Debentures due 2025 issued by BMP		10,421,478		—		—		10,421,478
Embedded derivative in Convertible Debentures issued by BMP		17,447,857		—		—		17,447,857
Shares of Common Stock of Imagina		836,037		—		—		836,037
Derivative financial instruments		2,894		—		2,894		—

Total	Ps.	39,008,619	Ps.	4,788,585	Ps.	5,514,662	Ps.	28,705,372

Liabilities:
Derivative financial instruments	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—

Total	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—

	Balance as of December 31, 2013		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	3,722,976	Ps.	3,722,976	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments		4,015,105		—		4,015,105		—
Convertible Debentures due 2025 issued by BMP		7,675,036		—		—		7,675,036
Embedded derivative in Convertible Debentures issued by BMP		14,761,677		—		—		14,761,677
Shares of Common Stock of Imagina		1,169,002		—		—		1,169,002
Convertible debt instruments issued by Ares		6,446,000		—		—		6,446,000
Embedded derivative in convertible debt issued by Ares		771,000		—		—		771,000
Long-term debt instrument issued by Ares		2,521,999		—		—		2,521,999
Derivative financial instruments		8,388		—		8,388		—

Total	Ps.	41,091,183	Ps.	3,722,976	Ps.	4,023,493	Ps.	33,344,714

Liabilities:
Derivative financial instruments	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—

Total	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2014 and 2013:

	2014		2013
Balance at beginning of year	Ps.	33,344,714	Ps.	17,469,881
Included in finance income or expense		3,082,374		5,441,710
Included in other comprehensive income		2,454,884		940,379
Acquisition of Cablecom		(10,176,600)		—
Long-term debt instrument issued by Ares		—		2,492,744
Convertible debt instrument and Embedded derivative issued by Ares		—		7,000,000

Balance at the end of year	Ps.	28,705,372	Ps.	33,344,714

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

As of December 31, 2014 and 2013, the Group has made judgments and used several estimates and assumptions for determining the fair value calculations of the BMP Convertible Debentures due 2025, the BMP embedded derivative, the Ares convertible debt instruments, the Ares embedded derivative and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. The Group also utilizes risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

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

BMP Convertible Debentures due 2025

As described in Note 9, in December 2010, the Company made a cash investment in the form of Convertible Debentures due 2025 issued by BMP, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606,463), which are convertible at the Company’s option into additional shares currently equivalent to approximately 30% equity stake of BMP, subject to existing laws and regulations in the United States, and other conditions. The Group’s option of converting these debentures into an equity stake of BMP is accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 4 and 9).

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

In the case of the embedded derivative in the BMP Convertible Debentures, the Group used recognized industry standard option pricing models (“OPM”). The OPM requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include the BMP stock’s spot price at valuation date and the stocks expected volatility. The BMP stock’s spot price at valuation date was obtained by using a discounted projected cash flow model that used the inputs described in the paragraph above. The BMP stock’s volatility was obtained from publicly available information about comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology is an internal model with significant unobservable inputs, the BMP embedded derivative is classified as Level 3.

Unobservable inputs that contributed to a significantly higher fair value measurement of the Group’s investment in BMP as of December 31, 2014 and 2013, included better financial performance primarily in consolidated revenue and net income for the years ended December 31, 2014 and 2013 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 and 2013 included BMP stock’s spot price of U.S.$402 and U.S.$350, respectively, and BMP stock’s expected volatility of 24% and 26%, respectively.

Ares Convertible and Long-term Debt Instruments

As described in Note 3, in July 2013, the Group made an investment in the principal amount of Ps.7,000,000 in convertible debt instruments which, subject to regulatory approvals, would allow the Group to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom. In addition, as part of this transaction, the Group also invested in a long-term debt instrument issued by Ares in the principal amount of U.S.$195 million. The Ares convertible and long-term debt instruments were converted into equity in August 2014.

The Group determined the fair value of the convertible debt instruments as of December 31, 2013 using the expected present value valuation methodology based on post-tax discontinued cash flows. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions included long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 5.5% to 6.5%, among others. The Group’s estimates for market growth were based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and were based on assumptions that were consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology was an internal model with significant unobservable inputs, the convertible debt instruments were classified in Level 3 as of December 31, 2013.

Imagina Equity Financial Instrument

The significant unobservable inputs related to the fair value measurement of the Company’s investment in Imagina’s common stock for the year ended December 31, 2014 and 2013, were (a) a discount rate of 9.59% and 13.65%, respectively, and (b) an exit multiple of 9.71 times and 10.05 times, respectively.

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

For the year ended December 31, 2013, there were no gains or losses for the period included in consolidated net income that were attributable to the change in unrealized gains or losses relating to the Group’s assets categorized within Level 3 held at the end of that year.

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRSs. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

Sensitivity analysis is performed on the Group’s investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by the Corporate Finance Department of the Company.

As of December 31, 2014 and 2013 the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2014		Least Favorable Assumptions 2014		Most Favorable Assumptions 2014		Least Favorable Assumptions 2014
BMP Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	1,066,694	Ps.	(958,700)
Embedded derivate BMP	Volatility	+/-10%		356,675		(342,412)		—		—
Shares of common stock of Imagina	Exit multiple/discount rate	+/-10%		—		—		151,551		(148,966)

Total			Ps.	356,675	Ps.	(342,412)	Ps.	1,218,245	Ps.	(1,107,666)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2013		Least Favorable Assumptions 2013		Most Favorable Assumptions 2013		Least Favorable Assumptions 2013
BMP Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	836,964	Ps.	(745,036)
Ares Convertible and Long-term Debt Instruments	Discount rate	-/+1		—		—		270,000		(258,000)
Embedded derivate BMP	Volatility	+/-10%		259,728		(225,823)		—		—
Embedded derivate Ares	Stock´s spot price	+/-2.5%		156,118		(156,118)		—		—
Shares of common stock of Imagina	Exit multiple/discount rate	+/-10%		—		—		104,311		(67,977)

Total			Ps.	415,846	Ps.	(381,941)	Ps.	1,211,275	Ps.	(1,071,013)

Derivative Financial Instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2 (v), and 4).

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2014	2013
Discount rate	7%	7%
Salary scale	5%	5%
Inflation rate	3.5%	3.5%

Had the discount rate of 7.0% used by the Group in 2014 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,539,000 as of December 31, 2014.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2014 and 2013, is presented as follows:

	Pensions		Seniority Premiums		2014
Vested benefit obligations	Ps.	445,487	Ps.	275,461	Ps.	720,948
Unvested benefit obligations		1,604,009		91,259		1,695,268

Defined benefit obligations		2,049,496		366,720		2,416,216
Fair value of plan assets		1,540,177		588,880		2,129,057

Underfunded (overfunded) status of the plan assets		509,319		(222,160)		287,159

Post-employment benefit liability (asset)	Ps.	509,319	Ps.	(222,160)	Ps.	287,159

	Pensions		Seniority Premiums		2013
Vested benefit obligations	Ps.	452,160	Ps.	230,070	Ps.	682,230
Unvested benefit obligations		1,341,858		71,424		1,413,282

Defined benefit obligations		1,794,018		301,494		2,095,512
Fair value of plan assets		1,466,568		549,134		2,015,702

Underfunded (overfunded) status of the plan assets		327,450		(247,640)		79,810

Post-employment benefit liability (asset)	Ps.	327,450	Ps.	(247,640)	Ps.	79,810

The components of net periodic pension and seniority premium cost for the years ended December 31, consisted of the following:

	2014		2013
Service cost	Ps.	134,662	Ps.	129,855
Interest cost		140,770		124,877
Prior service cost for plan amendments		15,415		3,239
Interest of assets		(133,336)		(114,838)

Net cost	Ps.	157,511	Ps.	143,133

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2014 and 2013, associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		2014		2013
Defined benefit obligations:
Beginning of year	Ps.	1,794,018	Ps.	301,494	Ps.	2,095,512	Ps.	2,010,511
Service cost		101,071		33,591		134,662		129,855
Interest cost		119,858		20,912		140,770		124,877
Benefits paid		(53,507)		(24,337)		(77,844)		(78,883)
Remeasurement of post-employment benefit obligations		44,293		1,960		46,253		(94,087)
Past service cost		5,429		9,986		15,415		3,239
Business acquisition		38,334		23,304		61,638		—
Liquidated obligations		—		(190)		(190)		—

End of year		2,049,496		366,720		2,416,216		2,095,512

Fair value of plan assets:
Beginning of year		1,466,568		549,134		2,015,702		1,868,757
Remeasurement return on plan assets		96,201		37,135		133,336		114,838
Remeasurement of post-employment benefit obligations		15,831		2,611		18,442		39,776
Contributions		—		—		—		43,651
Benefits paid		(38,423)		—		(38,423)		(51,320)

End of year		1,540,177		588,880		2,129,057		2,015,702

Underfunded (overfunded) status of the plan assets	Ps.	509,319	Ps.	(222,160)	Ps.	287,159	Ps.	79,810

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2014 and 2013, are as follows:

	Pensions		Seniority Premiums		2014		2013
Beginning net post-employment liability (asset)	Ps.	327,450	Ps.	(247,640)	Ps.	79,810	Ps.	38,852
Adjustment for adoption of IAS 19, as amended (see Note 2 (t))		—		—		—		102,902
Net periodic cost		130,157		27,354		157,511		143,133
Contributions		—		—		—		(43,651)
Remeasurement of post–employment benefits		28,462		(651)		27,811		(133,863)
Benefits paid		(15,084)		(24,527)		(39,611)		(27,563)
Business acquisition		38,334		23,304		61,638		—

Ending net post-employment liability (asset)	Ps.	509,319	Ps.	(222,160)	Ps.	287,159	Ps.	79,810

The post-employment benefits as of December 31, 2014 and 2013 and remeasurements adjustments for the years ended December 31, 2014 and 2013, are summarized as follows:

	2014		2013
Pensions:	Ps.	2,049,496	Ps.	1,794,018
Defined benefit obligations		1,540,177		1,466,568
Plan assets		509,319		327,450
Unfunded (overfunded) status of the plans		28,462		(93,980)
Remeasurements adjustments (1)
Seniority premiums:
Defined benefit obligations	Ps.	366,720	Ps.	301,494
Plan assets		588,880		549,134
Unfunded (overfunded) status of the plans		(222,160)		(247,640)
Remeasurements adjustments (1)		(651)		(39,883)

(1)	On defined benefit obligations and plan assets.

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

The weighted average asset allocation by asset category as of December 31, 2014 and 2013, was as follows:

	2014	2013
Equity securities (1)	28.5%	26.1%
Fixed rate instruments	71.5%	73.9%

Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2014 and 2013, are shares of the Company held by the trust with a fair value of Ps.313,473 and Ps.247,082, respectively.

The weighted average expected long-term rate of return of plan assets of 7.0% and 7.0% were used in determining net periodic pension cost in 2014 and 2013, respectively. The rate used in 2012 reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	313,473	Ps.	313,473	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		911,254		911,254		—		—
Money market securities (3)		616,929		616,929		—		—
Other equity securities		287,401		287,401		—		—

Total investment assets	Ps.	2,129,057	Ps.	2,129,057	Ps.	—	Ps.	—

	Balance as of December 31, 2013		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	247,082	Ps.	247,082	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		881,092		881,092		—		—
Money market securities (3)		609,758		609,758		—		—
Other equity securities		277,770		277,770		—		—

Total investment assets	Ps.	2,015,702	Ps.	2,015,702		—		—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.
(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make contributions to its plan assets in 2014 and does not expect to make significant contributions to its plan assets in 2015.

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

At December 31, 2014, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company’s Trust (2)	Outstanding
Series “A” Shares	123,273.9	(8,237.4)	115,036.5
Series “B” Shares	58,982.9	(5,652.0)	53,330.9
Series “D” Shares	90,086.5	(5,242.1)	84,844.4
Series “L” Shares	90,086.5	(5,242.1)	84,844.4

Total	362,429.8	(24,373.6)	338,056.2

Shares in the form of CPOs	301,145.5	(17,523.6)	283,621.9
Shares not in the form of CPOs	61,284.3	(6,850.0)	54,434.3

Total	362,429.8	(24,373.6)	338,056.2

CPOs	2,573.9	(149.8)	2,424.1

(1)	As of December 31, 2014, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410). In April 2012, the Company’s stockholders approved the cancellation of 4,563.5 million shares of capital stock in the form of 39.0 million CPOs, which were repurchased by the Company in prior years.
(2)	In connection with the Company’s Stock Purchase Plan and Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2014 and 2013, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2013	113,557.3	52,690.2	83,825.2	83,825.2	333,897.9	2,395.0
Acquired by a Company’s trust	(332.4)	(292.5)	(465.4)	(465.4)	(1,555.7)	(13.3)
Released by the stock plans	972.6	522.8	831.7	831.7	3,158.8	23.8

As of December 31, 2013	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5
Acquired by a Company’s trust	(71.1)	(62.6)	(99.6)	(99.6)	(332.9)	(2.9)
Released by the stock plans	910.1	473.0	752.5	752.5	2,888.1	21.5

As of December 31, 2014	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1

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

At December 31, 2014, the restated tax value of the Company’s common stock was Ps.42,954,986. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Stock Purchase Plan and Long-Term Retention Plan

The Company has adopted a Stock Purchase Plan and a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group employees. The Company’s Stock Purchase Plan and Long-Term Retention Plan were consolidated under a single special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2014, approximately 90.3 million CPOs that were transferred to Plan Participants were sold in the open market during 2012, 2013 and 2014. Additional sales will continue to take place during or after 2015.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2014 had approximately 208.3 million CPOs or CPO equivalents. This figure is net of approximately 29.1, 27.0 and 24.7 million CPOs or CPO equivalents vested in 2012, 2013 and 2014, respectively. Of the 208.3 million CPOs or CPO equivalents approximately 72% are in the form of CPOs and the remaining 28% are in the form of A, B, D and L Shares. As of December 31, 2014, approximately 101.4 million CPOs or CPO equivalents have been reserved and will become vested between 2015 and 2017 at prices ranging from Ps.48.72 to Ps.71.68 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

As of December 31, 2014, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2018 and 2023.

In connection with the Company’s Stock Purchase Plan and Long-Term Retention Plan, the Group has determined the stock-based compensation expense (see Note 2 (x)) by using the Black-Scholes pricing model at the date on which the stock was conditionally sold to personnel under the Group’s stock-based compensation plans, on the following arrangements and weighted-average assumptions:

	Stock Purchase Plan		Long-Term Retention Plan
Arrangements:
Year of grant	2004	2010	2011	2012	2013	2014
Number of CPOs or CPOs equivalent granted	32,918	8,300	25,000	25,000	39,000	39,000
Contractual life	1-3 years	1-3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	3%	0.64%	0.65%	0.66%	0.54%	0.39%
Expected volatility (1)	21.81%	35%	25%	27%	24%	19.07%
Risk-free interest rate	6.52%	4.96%	5.80%	4.90%	4.79%	4.68%
Expected average life of awards	2.62 years	1.22 years	3.01 years	2.99 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2014		2013
	CPOs or CPOs Equivalent	Weighted- Average Exercise Price	CPOs or CPOs Equivalent	Weighted- Average Exercise Price
Stock Purchase Plan:
Outstanding at beginning of year	—	—	4,942	13.45
Conditionally sold	—	—	—	—
Paid by employees	—	—	(4,942)	13.45
Forfeited	—	—	—	—

Outstanding at end of year	—	—	—	—

To be paid by employees at end of year	—	—	—	—

Long-Term Retention Plan:
Outstanding at beginning of year	108,073	52.17	105,625	47.38
Conditionally sold	39,000	71.68	39,000	59.00
Paid by employees	(16,232)	35.21	(35,502)	34.65
Forfeited	(900)	45.04	(1,050)	41.06

Outstanding at end of year	129,941	51.98	108,073	52.17

To be paid by employees at end of year	28,551	39.46	20,099	38.48

As of December 31, 2014, the weighted-average remaining contractual life of the awards under the Long-Term Retention Plan is 1.42 years.

As of December 31, 2013, the weighted-average remaining contractual life of the awards under the Stock Purchase Plan and Long-Term Retention Plan is 1.44 years.

17. Retained Earnings and Accumulated Other Comprehensive Income

(a) Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2013	Ps.	2,139,007	Ps.	40,173,755	Ps.	8,760,637	Ps.	51,073,399
Appropriation of net income relating to 2012		—		8,760,637		(8,760,637)		—
Dividends paid relating to 2012		—		(2,168,384)		—		(2,168,384)
Sale of repurchased shares		—		(254,775)		—		(254,775)
Stock-based compensation		—		601,181		—		601,181
Adjustment for adoption of IAS 19, as amended (see Note 2 (t))		—		(101,814)		—		(101,814)
Net income for the year 2013		—		—		7,748,279		7,748,279

Balance at December 31, 2013		2,139,007		47,010,600		7,748,279		56,897,886
Appropriation of net income relating to 2013		—		7,748,279		(7,748,279)		—
Sale of repurchased shares		—		(200,973)		—		(200,973)
Stock-based compensation		—		821,626		—		821,626
Net income for the year 2014		—		—		5,386,905		5,386,905

Balance at December 31, 2014	Ps.	2,139,007	Ps.	55,379,532	Ps.	5,386,905	Ps.	62,905,444

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2014 and 2013, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2014, 2013 and 2012. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2013 and 2012, the Company´s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2013 and 2012, in the aggregate amount of Ps.1,084,192 and Ps.1,002,692, respectively (see Note 16).

In December 2013, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in December 2013 in the aggregate amount of Ps.1,084,192 (see Note 16).

In 2014, the Company’s stockholders did not approve the payment of any dividend.

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

As of December 31, 2014, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax were approximately Ps.41,457,052.

(b) Accumulated Other Comprehensive Income:

Changes	Available For-Sale Investments		Exchange Differences		Remeasurement of Post- employment Benefit Obligations		Cash Flow Hedges		Share of Equity Accounts		Income Tax		Total
Accumulated at January 1, 2012	Ps.	1,536,881	Ps.	217,152	Ps.	1,777	Ps.	(77,275)	Ps.	109,995	Ps.	(465,328)	Ps.	1,323,202
Changes in other comprehensive income		164,625		(269,408)		(71,569)		(141,098)		50,606		(183,474)		(450,318)
Reclassifications		933,000		—		—		—		—		—		933,000

Accumulated at December 31, 2012		2,634,506		(52,256)		(69,792)		(218,373)		160,601		(648,802)		1,805,884
Changes in other comprehensive income		1,881,292		59,065		128,210		17,025		105,259		(602,684)		1,588,167

Accumulated at December 31, 2013		4,515,798		6,809		58,418		(201,348)		265,860		(1,251,486)		3,394,051
Changes in other comprehensive income		3,648,014		179,154		(22,996)		(43,439)		25,664		(730,444)		3,055,953
Reclassifications		(770,941)		—		—		—		—		—		(770,941)

Accumulated at December 31, 2014	Ps.	7,392,871	Ps.	185,963	Ps.	35,422	Ps.	(244,787)	Ps.	291,524	Ps.	(1,981,930)	Ps.	5,679,063

18. Non-controlling Interests

Non-controlling interests as of December 31, 2014 and 2013, consisted of:

	2014		2013
Capital stock	Ps.	1,330,512	Ps.	1,330,520
Additional paid-in capital		3,137,163		3,137,163
Legal reserve		177,449		152,962
Retained earnings from prior years (1) (2)		5,140,060		3,146,744
Net income for the year		1,272,867		2,485,848
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		54,270		12,164
Remeasurement of post-employment benefit obligations on defined benefit plans		(2,217)		2,598

	Ps.	11,110,104	Ps.	10,267,999

(1)	In 2014 and 2012, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.850,000 and Ps.1,350,000, respectively, of which Ps.351,334 and Ps.558,000, respectively, were paid to its non-controlling interest.
(2)	In 2014, 2013 and 2012, the stockholders of Sistema Radiópolis, S.A. de C.V. approved the payment of dividends in the amount of Ps.145,000, Ps.135,000 and Ps.135,000, respectively, of which Ps.72,500, Ps.67,500 and Ps.67,500, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2014 and 2013, are set forth as follows:

	Sky				Empresas Cablevisión
	2014		2013		2014		2013
Assets:
Current assets	Ps.	5,307,904	Ps.	6,276,926	Ps.	3,101,945	Ps.	2,750,763
Non-current assets		18,055,932		16,524,637		14,695,110		13,835,273

Total assets		23,363,836		22,801,563		17,797,055		16,586,036

Liabilities:
Current liabilities		4,565,400		5,611,047		3,399,105		3,324,144
Non-current liabilities		7,695,957		7,409,339		2,527,721		2,220,010

Total liabilities		12,261,357		13,020,386		5,926,826		5,544,154

Net assets	Ps.	11,102,479	Ps.	9,781,177	Ps.	11,870,229	Ps.	11,041,882

Amounts of consolidated net sales, net income and total comprehensive income of Sky and Empresas Cablevisión for the years ended December 31, 2014 and 2013, are set forth as follows:

	Sky				Empresas Cablevisión
	2014		2013		2014		2013
Net sales	Ps.	17,487,844	Ps.	16,098,251	Ps.	9,766,898	Ps.	8,522,598
Net income		2,072,668		4,041,987		827,245		941,096
Total comprehensive income		2,171,301		4,054,716		828,347		942,724

As of December 31, 2014, the Group did not have dividends payable.

19. Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, were as follows:

	2014		2013		2012
Revenues and interest income:
Royalties, net (Univision) (a)	Ps.	4,212,075	Ps.	3,522,746	Ps.	3,261,522
Programming production and transmission rights (b)		367,180		280,537		247,155
Telecom services (c)		196,392		148,926		91,918
Administrative services (d)		38,825		59,568		48,692
Advertising (e)		438,681		432,123		194,647
Interest income (f)		274,940		265,096		225,867

	Ps.	5,528,093	Ps.	4,708,996	Ps.	4,069,801

Costs and expenses:
Donations	Ps.	126,297	Ps.	127,991	Ps.	108,496
Administrative services (d)		41,502		17,849		1,117
Technical services (g)		76,510		112,823		61,158
Programming production, transmission rights and telecom (h)		308,907		288,990		135,307

	Ps.	553,216	Ps.	547,653	Ps.	306,078

(a)	The Group receives royalties from Univision for programming provided pursuant to a Programming License Agreement (“PLA”), as amended, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 or seven and one-half years after the Group has sold two-thirds of its initial investment in BMP made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$73.5 million, U.S.$72.6 million and U.S.$71.5 million for the fiscal years 2014, 2013 and 2012, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses. The Group also pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 3, 9 and 10).
(b)	Services rendered to Univision in 2014, 2013 and 2012, and OCEN in 2012.
(c)	Services rendered to GSF and GTAC in 2014, 2013 and 2012. GSF, including Iusacell, became related parties to the Group in June 2012, with the conversion of debentures issued by GSF into capital stock of GSF (see Notes 3, 9, 10 and 26).
(d)	The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.
(e)	Advertising services rendered to Iusacell, Univision, OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2014, 2013 and 2012.
(f)	Includes in 2014, 2013 and 2012 interest income from the Group’s investment in convertible debentures issued by BMP in the aggregate amount of Ps.228,278, Ps.215,702 and Ps.221,540, respectively (see Note 9).
(g)	In 2014, 2013 and 2012, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.
(h)	Received mainly from Iusacell and Univision in 2014, 2013 and 2012.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2014, 2013 and 2012 amounted to Ps.22,469, Ps.22,032 and Ps.18,239, respectively.
(2)	From time to time, a Mexican bank has made loans to the Group, on terms substantially similar to those offered by the bank to third parties. Some members of the Company’s Board serve as Board members of this bank.
(3)	Through April 2014, one of the Company’s directors was member of the Board of, as well as a stockholder of, a Mexican company, which is a producer, distributor and exporter of beer in Mexico. Such company purchases advertising services from the Group in connection with the promotion of its products from time to time, paying rates applicable to third-party advertisers for these advertising services.
(4)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.
(5)	During 2014, 2013 and 2012, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.57,968, Ps.59,733 and Ps.59,936, respectively.
(6)	During 2014, 2013 and 2012, a company in which a current director and executive of the Company is a stockholder, purchased unsold advertising from the Group for a total of Ps.313,682, Ps.350,172 and Ps.365,908, respectively.
(7)	During 2014, 2013 and 2012, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.154,336, Ps.12,712 and Ps.146,185, respectively.
(8)	A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2014 and 2013 amounted to Ps.13,736 and Ps.8,856, respectively.

During 2014, 2013 and 2012, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.648,055, Ps.547,264 and Ps.521,687, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.169,135, Ps.146,686 and Ps.140,735 as of December 31, 2014, 2013 and 2012, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.149,033, Ps.141,099 and Ps.130,809 as of December 31, 2014, 2013 and 2012, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Stock Purchase Plan and the Long-term Retention Plan.

The balances of receivables between the Group and affiliates as of December 31, 2014 and 2013, were as follows:

	2014		2013
Receivables:	Ps.	535,661	Ps.	385,086
BMP, including Univision		57,703		712,379
GSF, including Iusacell (see Note 26)		309,888		256,176

Other	Ps.	903,252	Ps.	1,353,641

All significant account balances included in amounts due from affiliates bear interest. In 2014 and 2013, average interest rates of 5.0% and 6.2% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2014 and 2013, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.874,036 and Ps.938,071, respectively, which were primarily made by Iusacell, Grupo TV Promo, S.A. de C.V. and Univision in 2014 and 2013.

In the second half of 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029 beginning in August 2012, subject to inflation restatement, as well as an annual maintenance charge, which amount is to be agreed with by the parties at the end of each year, and was determined in the amount of Ps.8,793 for 2012. In the fourth quarter of 2012, the Group recognized this amended lease agreement as a finance lease obligation in the net amount of Ps.625,711 (see Notes 10, 11 and 13).

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2014, 2013 and 2012, were as follows:

	2014		2013		2012
Cost of sales	Ps.	8,740,067	Ps.	7,513,897	Ps.	6,346,549
Selling expenses		739,909		675,039		619,627
Administrative expenses		2,291,325		1,842,510		1,704,021

	Ps.	11,771,301	Ps.	10,031,446	Ps.	8,670,197

Employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2014, 2013 and 2012, were as follows:

	2014		2013		2012
Employee benefits	Ps.	14,728,298	Ps.	13,242,633	Ps.	11,540,341
Share-based compensation		844,788		605,067		632,523
Post-employment benefits		157,511		143,133		91,521

	Ps.	15,730,597	Ps.	13,990,833	Ps.	12,264,385

21. Other Expense, Net

Other expense (income) for the years ended December 31, is analyzed as follows:

	2014		2013		2012
Loss (gain) on disposition of investment (1)	Ps.	4,168,468	Ps.	—	Ps.	(24,856)
Donations (see Note 19)		130,846		136,225		118,532
Financial advisory and professional services (2)		265,124		167,888		296,046
Loss on disposition of property and equipment		281,795		92,873		358,221
Impairment adjustments (3)		253,279		59,648		—
Other income from Univision (4)		—		(370,218)		—
Other, net		182,178		(3,266)		(97,511)

	Ps.	5,281,690	Ps.	83,150	Ps.	650,432

(1)	In 2014 included a loss on disposition of the Group’s 50% joint interest in GSF. In 2012 included a gain on disposition of the Group’s a 40.8% interest in La Sexta (see Notes 3 and 9).

(2)	Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 3 and 19).
(3)	In 2014 and 2013 the Group recognized impairment adjustments in connection with goodwill and trademarks in its Publishing business (see Note 12).
(4)	In 2013 this income is related to the release of certain rights with DirecTV held by the Group in the United States.

22. Finance (Expense) Income

Finance (expense) income for the years ended December 31, 2014, 2013 and 2012, included:

	2014		2013		2012
Interest expense	Ps.	(5,551,461)	Ps.	(4,803,151)	Ps.	(4,369,276)
Foreign exchange loss, net		(1,391,169)		(283,821)		—
Other finance expense, net (1)		—		—		(152,909)

Finance expense		(6,942,630)		(5,086,972)		(4,522,185)

Interest income (2)		1,327,691		1,129,955		1,044,321
Foreign exchange gain, net		—		—		127,372
Other finance income, net (1) (3)		1,286,014		4,841,734		—

Finance income		2,613,705		5,971,689		1,171,693

Finance (expense) income, net	Ps.	(4,328,925)	Ps.	884,717	Ps.	(3,350,492)

(1)	Other finance income (expense), net, consisted primarily of (loss) or gain from derivative financial instruments. In 2014, 2013 and 2012 included changes in fair value from an embedded derivative in a host contract related to the Group’s investment in convertible debentures issued by BMP in the amount of Ps.1,477,103, Ps.4,988,479 and Ps.901,623, respectively. In 2012 also included a non-cash cumulative net loss of Ps.(933,000) from changes in fair value related to the Group’s investment in debentures issued by GSF, which amount was reclassified from accumulated other comprehensive loss to consolidated income in connection with the conversion of debentures issued by GSF into shares of common stock of GSF in June 2012 (see Notes 3, 9, 10 and 14).
(2)	In 2014 and 2013 included interest income from the Group’s investments in financial instruments issued by BMP and Ares in the aggregate amount of Ps.450,270 and Ps.358,927, respectively. In 2012 included interest income from the Group’s investments in convertible debentures issued by BMP and GSF in the aggregate amount of Ps.411,152. In 2014, 2013 and 2012, also included gains from instruments held for trading (see Notes 3, 9, 10 and 14).
(3)	In connection with the acquisition of Cablecom in 2014, the amount of Ps.770,941 was reclassified from other comprehensive income to financial income, and was offset by fair value adjustments of the embedded derivative in convertible debt issued by Ares.

23. Income Taxes

The income tax provision for the years ended December 31, was comprised of:

	2014	2013	2012
Income taxes, current (1)	Ps. 5,043,053	Ps. 6,496,684	Ps. 4,833,347
Deconsolidation income taxes – 2014 Tax Reform (2)	—	7,360,403	—
Income taxes, deferred	(2,062,170)	(10,128,125)	(780,056)

	Ps. 2,980,883	Ps. 3,728,962	Ps. 4,053,291

(1)	In 2013, this line item includes income taxes computed by the Company on a tax consolidated basis for the year ended December 31, 2013, IETU (flat tax) for the year ended December 31, 2013, and amounts resulting from income taxes related to prior years, including the tax payment made in connection with the matter discussed in Note 26.
(2)	In 2013, this line item reflects the effects of the elimination of the tax consolidation regime resulting from the 2014 Tax Reform, which includes the recognition of an additional income tax liability in the aggregate amount of Ps.6,813,595.

The Mexican corporate income tax rate was 30% in 2014, 2013 and 2012. In accordance with the 2014 Tax Reform, the corporate income tax rate will be 30% in 2015 and thereafter.

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

The effects of income tax payable as of December 31, 2014 and 2013, in connection with the 2014 Mexican Tax Reform, are as follows:

	2014		2013
Tax losses of subsidiaries, net	Ps.	6,900,765	Ps.	6,801,998
Dividends distributed among the Group’s entities		6,122		11,597

		6,906,887		6,813,595
Less: Current portion (a)		358,117		183,730

Non-current portion (b)	Ps.	6,548,770	Ps.	6,629,865

(a)	Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2014 and 2013.
(b)	Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2014 and 2013.

As a result of the 2014 Tax Reform, the Company is not longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes (see Note 2 (u)). As of December 31, 2013, current income tax assets and liabilities and deferred income tax assets and liabilities, as reported by separate taxable entities in the Group, are presented as follows:

	2013
Current income taxes
Assets	Ps.	3,376,170
Liabilities		1,830,622

Net	Ps.	1,545,548

Deferred income taxes:
Assets	Ps.	13,968,108
Liabilities		3,359,330

Net	Ps.	10,608,778

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

The effects of income tax payable as of December 31, 2014 and 2013, in connection with the 2010 Mexican Tax Reform, are as follows:

	2014		2013
Tax losses of subsidiaries, net	Ps.	177,918	Ps.	350,197
Dividends distributed among the Group’s entities		—		81,029

		177,918		431,226
Less: Current portion (a)		98,563		260,285

Non-current portion (b)	Ps.	79,355	Ps.	170,941

(a)	Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2014 and 2013.
(b)	Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2014 and 2013.

Maturities of income tax payable, in connection with the 2014 and 2010 Mexican Tax Reforms, are as follows:

2015	Ps.	456,680
2016		396,992
2017		801,726
2018		1,457,864
2019		1,404,945
Thereafter		2,566,598

	Ps.	7,084,805

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2014	% 2013	% 2012
Statutory income tax rate	30	30	30
Differences in inflation adjustments for tax and book purposes	3	2	4
Unconsolidated income tax	—	—	1
Non-controlling interest	—	(1)	(1)
Asset tax	3	1	(8)
Intangible assets and transmission rights	—	(13)	—
Tax loss carryforwards	(2)	(59)	—
2014 Tax Reform	3	53	—
Income tax effect from prior years	4	12	—
Foreign operations	1	—	(6)
Disposition of investment	(11)	—	—
Share of loss in joint ventures and associates, net	—	1	1
Effect of conversion of convertible bonds	—	—	7
Change in income tax rate	—	1	—
Flat rate business tax	—	—	1

Effective income tax rate	31	27	29

The Group has recognized the benefits from tax loss carryforwards of certain companies in the Group as of December 31, 2014 and 2013. The years of expiration of tax loss carryforwards as of December 31, 2014 are as follows:

Year of expiration	Tax loss carryforwards
2015	Ps.	847,155
2016		746,201
2017		258,079
2018		2,405,436
2019		2,303,984
Thereafter		15,953,659

	Ps.	22,514,514

During 2014, 2013 and 2012, certain Mexican subsidiaries utilized unconsolidated operating tax loss carryforwards in the amounts of Ps.4,618,251, Ps.581,564 and Ps.317,221, respectively, which included the operating tax loss carryforwards related to the non-controlling interest of Sky.

Unused tax loss carryforwards from subsidiaries in South America, the United States, and Europe amounted to Ps.1,660,689 as of December 31, 2014, and mature between 2015 and 2034.

The deferred income taxes as of December 31, 2014 and 2013, were principally derived from the following temporary differences:

	2014		2013
Assets:
Accrued liabilities	Ps.	1,284,458	Ps.	1,455,444
Allowance for doubtful accounts		917,269		753,090
Customer advances		2,186,836		2,480,552
Intangible assets and transmission rights		—		755,985
Prepaid expenses and other items		297,836		—
Liabilities:
Investments		(443,538)		(1,147,683)
Property, plant and equipment, net		(202,002)		(1,727,736)
Derivative financial instruments		(152,491)		(366,225)
Intangible assets and transmission rights		(2,961,129)		—
Prepaid expenses and other items		—		(542,435)

Deferred income taxes of Mexican companies		927,239		1,660,992
Deferred income taxes of foreign subsidiaries		200,410		165,832
Asset tax		435,265		845,910
Tax loss carryforwards		6,754,354		7,936,044

Deferred income tax asset, net	Ps.	8,317,268	Ps.	10,608,778

The gross movement on the deferred income tax account is as follows:

	2014		2013
At January 1	Ps.	10,608,778	Ps.	1,100,731
Income statement charge		2,062,170		10,128,125
Tax charge relating to components of other comprehensive income		(850,090)		(617,803)
Tax recognized as part of business combinations		(3,503,590)		(2,275)

At December 31	Ps.	8,317,268	Ps.	10,608,778

The analysis of deferred tax assets and liabilities is as follows:

	2014	2013
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps. 10,000,572	Ps. 12,752,051
Deferred tax assets to be recovered within 12 months	3,906,937	3,563,016
Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months	(5,485,297)	(4,640,993)
Deferred tax liabilities to be paid within 12 months	(104,944)	(1,065,296)

Deferred tax assets, net	Ps. 8,317,268	Ps. 10,608,778

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2014
	Before tax	Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps. (27,811)	Ps.	—	Ps. (27,811)
Exchange differences on translating foreign operations	221,260		119,646	340,906
Equity instruments	(328,340)		98,502	(229,838)
Derivative financial instruments cash flow hedges	(43,439)		13,032	(30,407)
Convertible debentures due 2025 issued by BMP	2,058,432		(617,530)	1,440,902
Convertible debt instruments issued by Ares	670,375		(201,112)	469,263
Long-term debt financial instrument issued by Ares	54,417		(16,325)	38,092
Reclassification to other finance income	(770,941)		231,282	(539,659)
Available-for-sale investments	1,193,130		(357,939)	835,191
Share of income of joint ventures and associates	25,664		—	25,664

Other comprehensive income	Ps. 3,052,747	Ps.	(730,444)	Ps. 2,322,303

Current tax		Ps.	119,646
Deferred tax			(850,090)

		Ps.	(730,444)

	2013
	Before tax	Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps. 133,863	Ps.	—	Ps. 133,863
Exchange differences on translating foreign operations	64,591		15,119	79,710
Equity instruments	254,662		(80,657)	174,005
Derivative financial instruments cash flow hedges	17,025		(717)	16,308
Convertible debentures due 2025 issued by BMP	592,810		(212,804)	380,006
Convertible debt instruments issued by Ares	100,333		(30,100)	70,233
Long-term debt financial instrument issued by Ares	(54,184)		16,255	(37,929)
Available-for-sale investments	987,671		(309,780)	677,891
Share of income of joint ventures and associates	105,259		—	105,259

Other comprehensive income	Ps. 2,202,030	Ps.	(602,684)	Ps. 1,599,346

Current tax		Ps.	15,119
Deferred tax			(617,803)

		Ps.	(602,684)

	2012
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	(75,065)	Ps.	—	Ps.	(75,065)
Exchange differences on translating foreign operations		(287,343)		82,483		(204,860)
Equity instruments		212,948		(59,625)		153,323
Derivative financial instruments cash flow hedges		(141,098)		41,379		(99,719)
Convertible debentures due 2025 issued by BMP		1,202,489		(336,698)		865,791
Convertible debentures issued by GSF:
Loss from changes in fair value		(1,628,675)		456,029		(1,172,646)
Reclassification to other finance expense		933,000		(261,240)		671,760
Available-for-sale investments		377,863		(105,802)		272,061
Share of income of joint ventures and associates		50,606		—		50,606

Other comprehensive income	Ps.	644,725	Ps.	(183,474)	Ps.	461,251

Current tax			Ps.	(62,628)
Deferred tax				(120,846)

			Ps.	(183,474)

The Group does not recognize deferred income tax liabilities related to its investments in joint ventures and associates, as the Group is able to control the timing of the reversal of temporary differences arising from these investments. The deferred tax liabilities in connection with the Group’s investments in joint ventures and associates amounted to an aggregate of Ps.189,624 as of December 31, 2014.

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

24. Earnings per CPO/Share

At December 31, 2014 and 2013, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2014	2013
Total Shares	337,550,941	335,263,053
CPOs	2,420,674	2,404,309
Shares not in the form of CPO units:
Series “A” Shares	54,331,451	53,767,382
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2014, 2013 and 2012, are presented as follows:

	2014				2013				2012
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	1.87	Ps.	0.02	Ps.	2.71	Ps.	0.02	Ps.	3.08	Ps.	0.03

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	2014	2013
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2014, 2013 and 2012, are presented as follows:

	2014				2013				2012
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	1.74	Ps.	0.01	Ps.	2.50	Ps.	0.02	Ps.	2.83	Ps.	0.02

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

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks.

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

Telecommunications

The Telecommunications segment includes the operation of a telecommunication system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); the operation of telecommunication networks covering 60 cities of Mexico (Cablemás); the operation of telecommunications networks covering Monterrey and suburban areas (Cablevisión); and the operation of telecommunications networks covering 79 cities of Mexico (Cablecom). The telecommunication businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

Also, the telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, radio, publishing (beginning in the first quarter of 2014) and publishing distribution. The Publishing business, which was previously reported as a separate reportable segment, was classified into the Other Businesses segment in 2014 since its operations became no longer significant to the Group’s consolidated financial statements taken as a whole.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2014:
Content	Ps.	34,868,080	Ps.	1,039,950	Ps.	33,828,130	Ps.	15,534,269
Sky		17,498,586		13,982		17,484,604		8,211,269
Telecommunications (3)		20,937,250		116,258		20,820,992		7,882,911
Other Businesses		8,204,060		219,434		7,984,626		651,267

Segment totals		81,507,976		1,389,624		80,118,352		32,279,716
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,389,624)		(1,389,624)		—		(1,478,534)
Depreciation and amortization expense		—		—		—		(11,563,085)

Consolidated total before other expense		80,118,352		—		80,118,352		19,238,097 (1)
Other expense, net		—		—		—		(5,281,690)

Consolidated total	Ps.	80,118,352	Ps.	—	Ps.	80,118,352	Ps.	13,956,407 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2013:
Content	Ps.	33,817,614	Ps.	822,694	Ps.	32,994,920	Ps.	15,565,959
Sky		16,098,262		24,143		16,074,119		7,340,525
Telecommunications		17,138,795		106,271		17,032,524		6,131,773
Other Businesses		8,073,364		384,216		7,689,148		822,047

Segment totals		75,128,035		1,337,324		73,790,711		29,860,304
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,337,324)		(1,337,324)		—		(1,192,453)
Depreciation and amortization expense		—		—		—		(9,846,366)

Consolidated total before other expense		73,790,711		—		73,790,711		18,821,485 (1)
Other expense, net		—		—		—		(83,150)

Consolidated total	Ps.	73,790,711	Ps.	—	Ps.	73,790,711	Ps.	18,738,335 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income (Loss)
2012:
Content	Ps.	32,884,119	Ps.	762,072	Ps.	32,122,047	Ps.	15,411,148
Sky		14,465,341		64,068		14,401,273		6,558,033
Telecommunications		15,570,433		66,160		15,504,273		5,812,785
Other Businesses		7,664,215		401,399		7,262,816		631,563

Segment totals		70,584,108		1,293,699		69,290,409		28,413,529
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,293,699)		(1,293,699)		—		(1,149,304)
Depreciation and amortization expense		—		—		—		(8,474,240)

Consolidated total before other expense		69,290,409		—		69,290,409		18,789,985 (1)
Other expense, net		—		—		—		(650,432)

Consolidated total	Ps.	69,290,409	Ps.	—	Ps.	69,290,409	Ps.	18,139,553 (2)

(1)	Consolidated total represents income before other expense.
(2)	Consolidated total represents consolidated operating income.
(3)	In 2014, Cablecom contributed total revenues and segment income to the Group’s Telecommunications segment for the four months ended December 31, 2014, in the amount of Ps.1,369,753 and Ps.638,196, respectively, as the Group began to consolidate the Cablecom results of operations beginning in September 2014 (see Note 3). Had Cablecom been consolidated from January 1, 2014, total revenues and segment income of the Group’s Telecommunications segment for the year ended December 31, 2014 would have increased in Ps.2,593,323 and Ps.1,223,277, respectively.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2014:
Continuing operations:
Content	Ps.	89,251,814	Ps.	42,386,661	Ps.	2,319,616
Sky		23,016,509		12,012,642		5,154,341
Telecommunications		64,397,382		14,166,918		9,487,903
Other Businesses		9,821,144		3,173,595		160,456

Total	Ps.	186,486,849	Ps.	71,739,816	Ps.	17,122,316

2013:
Continuing operations:
Content	Ps.	70,710,221	Ps.	38,646,427	Ps.	1,897,619
Sky		21,099,963		11,377,840		5,095,984
Telecommunications		34,127,143		8,031,719		7,633,784
Other Businesses		9,282,897		2,530,508		243,285

Total	Ps.	135,220,224	Ps.	60,586,494	Ps.	14,870,672

2012:
Continuing operations:
Content	Ps.	64,858,049	Ps.	29,195,783	Ps.	1,490,228
Sky		17,003,339		10,835,530		8,057,262
Telecommunications		29,282,141		6,582,298		5,994,469
Other Businesses		8,303,051		1,846,918		252,870

Total	Ps.	119,446,580	Ps.	48,460,529	Ps.	15,794,829

Segment assets reconcile to total assets as follows:

	2014		2013
Segment assets	Ps.	186,486,849	Ps.	135,220,224
Investments attributable to:
Content (1)		39,146,647		41,736,174
Telecommunications		595,672		14,530,992
Goodwill attributable to:
Content		644,046		644,046
Telecommunications		8,583,249		1,633,972
Other Businesses		95,478		343,512

Total assets	Ps.	235,551,941	Ps.	194,108,920

(1)	Includes goodwill attributable to equity investments of Ps.359,613 in 2014 and 2013 (see Note 10).

Equity method gain recognized in income for the years ended December 31, 2014, 2013 and 2012 attributable to equity investments in Content, was Ps.238,684, Ps.184,564 and Ps.50,778, respectively.

Equity method loss recognized in income for the years ended December 31, 2014, 2013 and 2012 attributable to equity investments in Telecommunications, was Ps.225,511, Ps.5,840,571 and Ps.717,380, respectively.

Segment liabilities reconcile to total liabilities as follows:

	2014		2013
Segment liabilities	Ps.	71,739,816	Ps.	60,586,494
Debt not attributable to segments		75,897,044		54,942,993

Total liabilities	Ps.	147,636,860	Ps.	115,529,487

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2014:
Mexico	Ps.	69,163,347	Ps.	178,704,058	Ps.	16,578,044
Other countries		10,955,005		7,782,791		544,272

	Ps.	80,118,352	Ps.	186,486,849	Ps.	17,122,316

2013:
Mexico	Ps.	63,747,899	Ps.	129,048,024	Ps.	14,537,604
Other countries		10,042,812		6,172,200		333,068

	Ps.	73,790,711	Ps.	135,220,224	Ps.	14,870,672

2012:
Mexico	Ps.	59,702,984	Ps.	113,870,653	Ps.	15,677,537
Other countries		9,587,425		5,575,927		117,292

	Ps.	69,290,409	Ps.	119,446,580	Ps.	15,794,829

Net sales are attributed to geographical segment based on the location of customers.

Net sales from external customers are presented by sale source, as follows:

	2014		2013		2012
Services	Ps.	61,764,168	Ps.	57,255,507	Ps.	54,182,419
Royalties		6,058,932		5,321,561		5,283,553
Goods		2,204,680		2,163,696		2,103,220
Leases (1)		10,090,572		9,049,947		7,721,217

Total	Ps.	80,118,352	Ps.	73,790,711	Ps.	69,290,409

(1)	This line includes primarily revenue from leasing set-top equipment to subscribers in the Sky and Telecommunications segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

26. Commitments and Contingencies

Commitments

As of December 31, 2014, the Group had commitments for programming and transmission rights in the aggregate amount of U.S.$83.6 million (Ps.1,233,808) and U.S.$399.0 million (Ps.5,889,759), respectively.

At December 31, 2014, the Group had commitments in an aggregate amount of Ps.531,402, of which Ps.15,810 were commitments related to gaming operations, Ps.109,310 were commitments to acquire television technical equipment, Ps.181,212 were commitments for the acquisition of software and related services, and Ps.225,070 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group will provide financing to GTAC in 2015 in the principal amount of Ps.130,000 (see Note 10).

At December 31, 2014, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. Dollars
2015	U.	S.$11,785
2016		7,843
2017		7,013
2018		863
2019 and thereafter		—

	U.	S.$27,504

The Company has guaranteed the payment obligations of Sky for direct loans in an aggregate principal amount of Ps.3,500,000, which are reflected as long-term debt in the Group’s consolidated statements of financial position as of December 31, 2014 and 2013 (see Note 13).

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which is expected to be in service during 2015. In 2014 and 2013, Sky recognized investments made in connection with this agreement in the aggregate amount of U.S.$88.8 million (Ps.1,310,803) and U.S.$68.7 million (Ps.898,413), respectively. As of December 31, 2014, Sky had commitments to invest in 2015 in connection with the acquisition and launch of the SM1 satellite in the amount of U.S.$12.3 million (Ps.181,564).

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047.

As of December 31, 2014, non-cancellable annual lease commitments (undiscounted) are as follows:

2015	Ps.	557,634
2016		494,171
2017		458,440
2018		454,152
2019		401,423
Thereafter		708,662

	Ps.	3,074,482

On March 6, 2014, the IFT issued a decision whereby it determined that the Company, together with certain subsidiaries with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities and businesses of the Group’s broadcasting businesses, as well as their results of operations and financial condition. Among these measures, terms, conditions and restrictive obligations are included the following:

Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined) available to third-party concessionaries of broadcast television (as defined) for commercial purposes in a non-discriminatory and non-exclusive manner.

Advertising sales – The preponderant Economic Agent must deliver to IFT and publish the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings.

Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT.

Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily in certain time on such channels, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval – The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT.

Contingencies

In 2011, the Administrative Tax System, or SAT, of the Mexican Ministry of Finance, determined a tax assessment against Televisa for alleged wrongful deductions of losses in the payment of its income tax for the year 2005. In April 2013, the claim filed by Televisa contending such assessment was ultimately resolved with a payment by Televisa to the SAT in the amount of Ps.343,254 (see Note 23).

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

27. Events after the Reporting Period

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal of its investment in GSF, of which U.S.$697 million were in cash and U.S.$20 million were held in escrow for certain contingent litigation costs (see Note 3).

In January 2015, Consorcio Nekeas, S.A. de C.V. was merged into TTelecom H, S.A.P.I. de C.V., a wholly-owned subsidiary of the Company, in connection with the acquisition by the Group of all of the equity interest of Cablevisión Red, S.A. de C.V. and other related companies (collectively, “Telecable”) (see Note 2).

In January 2015, the Group acquired, through a series of transactions, all of the equity interest of Telecable. This transaction consisted of the acquisition of the equity interest of Telecable for an aggregate consideration of Ps.10,001,838. Telecable is a telecommunications company that provides video, data and telephone services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas, and Colima, among others, with approximately 650,000 revenue generating units. In connection with this acquisition, the Group recognized an excess of purchase price over the carrying value of acquired net assets, which consisted primarily of intangible assets and liabilities assumed, in the aggregate amount of Ps.8,774,852 based on a preliminary valuation at the acquisition date. The Group expects to complete a final valuation and a purchase price allocation of this transaction during 2015. The Group began to consolidate the net assets of Telecable in its consolidated financial statements as of January 1, 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a telecommunications company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes the carrying value of acquired net assets of Telecable at the acquisition date.

	January 1, 2015
Cash and cash equivalents	Ps.	198,077
Trade and other receivables		52,543
Other current assets		33,931

Total current assets		284,551
Property, plant and equipment, net		2,010,563
Other non-current assets		90,650

Total assets		2,385,764

Trade and other payables		174,293
Other current liabilities		55,217

Total current liabilities		229,510

Long-term debt		505,425
Other non-current liabilities		423,843

Total non-current liabilities		929,268

Total liabilities		1,158,778

Total net assets	Ps.	1,226,986

During the first quarter of 2015, the Group incurred in additional debt with a Mexican bank in the aggregate principal amount of Ps.1,000,000, of which Ps.250,000 is short-term debt and Ps.750,000 is long-term debt with maturities between 2016 and 2019. This debt bear annual interest of 28-day TIIE plus a range between 0 and 140 basis points, payable on a monthly basis. Also, the Group prepaid long-term debt and related accrued interest of Telecable, the telecommunications business acquired by the Group in January 2015, in the aggregate amount of Ps.507,362.

In February 2015, the Company’s Board of Directors approved a proposal for a dividend of Ps.0.35 per CPO payable in May 2015, subject to the approval of the Company’s stockholders.

In March 2015, the investigative authority of the IFT issued a preliminary opinion (the “Opinion”) which presumes the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. As of this date, the Governing Board of the IFT has not made a determination regarding the existence of such substantial power. All parties may offer evidence and arguments and the Company prepared and filed its proof and evidence to rebut the Opinion. After the completion of several procedural stages, the Governing Board of the IFT will issue a resolution. In the event such resolution is not favorable to the Company, the Company may file an amparo proceeding against such resolution. In the event the Governing Board of the IFT determines that the Company and certain of its subsidiaries have substantial power in the restricted television and audio market in Mexico, the IFT may initiate another proceeding to impose certain measures, conditions, terms and restrictive covenants, that may significantly and adversely affect the activities and business of the Company directly related to the provision of restricted television and audio services. The Company may take legal action against such measures, conditions, terms and restrictive covenants; however, there can be no assurance that the outcome of such actions will be favorable to the Company.

In March 2015, the Group recognized in consolidated other income, net, a non-recurring income from Univision in the amount of U.S.$67.6 million (Ps.1,030,697), as a result of the early termination of a technical assistance agreement with Univision, which cash proceeds were received by the Group in April 2015.