Form 20-F
period 2015-12-31
GRUPO TELEVISA, S.A.B.
filed 2016-04-29
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 1-12610

Grupo Televisa, S.A.B.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico
(Address of principal executive offices)

Joaquín Balcárcel Santa Cruz

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 Mexico City
Mexico

Telephone: (011-52) (55) 5261-2433

Facsimile: (011-52) (55) 5261-2465

E-mail: jbalcarcel@televisa.com.mx

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series “A” Shares, without par value (“Series “A” Shares”)	New York Stock Exchange (for listing purposes only)
Series “B” Shares, without par value (“Series “B” Shares”)	New York Stock Exchange (for listing purposes only)
Series “L” Shares, without par value (“Series “L” Shares”)	New York Stock Exchange (for listing purposes only)

Dividend Preferred Shares, without par value (“Series “D” Shares”)
Global Depositary Shares (“GDSs”), each representing five
Ordinary Participation Certificates
(Certificados de Participación Ordinarios) (“CPOs”)

New York Stock Exchange (for listing purposes only) New York Stock Exchange
CPOs, each representing twenty-five Series “A” Shares, twenty-two Series “B” Shares, thirty-five Series “L” Shares and thirty-five Series “D” Shares	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was:

115,409,011,592 Series “A” Shares
53,340,312,255 Series “B” Shares
84,859,529,456 Series “L” Shares
84,859,529,456 Series “D” Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Item 19.	Exhibits	143

We publish our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2015 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities.  “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2015 and 2014, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the accompanying notes appearing elsewhere in this annual report. As required by regulations for listed companies in the United Mexican States, or Mexico, issued by the Comisión Nacional Bancaria y de Valores, or Mexican Banking and Securities Commission, beginning on January 1, 2012, we discontinued using Mexican Financial Reporting Standards, or Mexican FRS, as issued by the Consejo Mexicano de Normas de Información Financiera, or Mexican Financial Reporting Standards Board, and began using International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for financial reporting purposes.

The financial information as of December 31, 2015, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, was prepared in accordance with IFRS as issued by the IASB. Through December 31, 2011, our consolidated financial information was reported previously in accordance with Mexican FRS. Accordingly, the financial information as of and for the year ended December 31, 2011 is not directly comparable to previously reported financial information as of and for the year ended on that date. This data should also be read together with “Operating and Financial Review and Prospects”. In preparing our opening IFRS statement of financial position as of January 1, 2011, we adjusted amounts previously reported in our consolidated financial statements prepared in accordance with Mexican FRS.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or Banamex, as of December 31, 2015, which was Ps.17.2160 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2015		2015		2014		2013		2012		2011
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,115	Ps.	88,052	Ps.	80,118	Ps.	73,791	Ps.	69,290	Ps.	62,582
Operating income	1,089		18,745		13,956		18,738		18,140		16,274
Finance (expense) income, net (2)	(7)		(123)		(4,329)		885		(3,350)		(4,641)
Net income	716		12,325		6,660		10,234		10,069		7,957
Net income attributable to stockholders of the Company	633		10,899		5,387		7,748		8,761		6,666
Net income attributable to non-controlling interests	83		1,426		1,273		2,486		1,308		1,291
Basic earnings per CPO attributable to stockholders of the Company (3)	—		3.77		1.87		2.71		3.08		2.37
Diluted earnings per CPO attributable to stockholders of the Company (3)	—		3.52		1.74		2.50		2.83		2.24
Weighted-average number of shares outstanding (in millions)(3)(4)	—		338,291		337,551		335,263		333,372		329,463
Cash dividend per CPO(3)	—		0.35		—		0.70		0.35		0.35
Comprehensive Income Data:
Total comprehensive income	U.S.$	696	Ps.	11,982	Ps.	8,982	Ps.	11,833	Ps.	10,530	Ps.	8,808
Total comprehensive income attributable to stockholders of the Company	609		10,478		7,672		9,336		9,243		7,442
Total comprehensive income attributable to non-controlling interests	87		1,504		1,310		2,497		1,287		1,366

	As of December 31,
	2015		2015		2014		2013		2012		2011
Financial Position Data:
Cash and cash equivalents	U.S.$	2,869	Ps.	49,397	Ps.	29,729	Ps.	16,692	Ps.	19,063	Ps.	16,276
Temporary investments	310		5,330		4,789		3,723		5,317		5,423
Total assets	16,350		281,474		235,552		194,109		164,997		153,300
Short-term debt and current portion of long-term debt (5)	173		2,980		337		314		375		1,170
Interest payable(5)	69		1,184		975		796		742		793
Long-term debt, net of current portion(6)	6,240		107,431		80,661		59,743		52,616		54,795
Customer deposits and advances	1,219		20,985		20,435		22,437		21,985		21,386
Capital stock	289		4,978		4,978		4,978		4,978		5,041
Total equity (including non-controlling interests)	5,781		99,522		87,915		78,579		68,535		59,089
Shares outstanding (in millions)(4)	—		338,468		338,056		335,501		333,898		330,862

	Year Ended December 31,
	2015		2015		2014		2013		2012		2011
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,817	Ps.	31,286	Ps.	28,463	Ps.	23,806	Ps.	22,556	Ps.	23,004
Net cash used in investing activities	(1,381)		(23,782)		(22,740)		(25,246)		(12,167)		(25,232)
Net cash provided by (used in) financing activities	699		12,033		7,231		(924)		(7,548)		(2,543)
Increase (decrease) in cash and cash equivalents	1,142		19,668		13,037		(2,371)		2,787		(4,667)
Other Financial Information:
Capital expenditures(7)	U.S.$	1,483	Ps.	25,524	Ps.	17,004	Ps.	14,871	Ps.	11,428	Ps.	9,669
Other Data (unaudited):
Magazine circulation (millions of copies)(8)	—		103		117		126		129		132
Number of employees (at year end)	—		43,900		39,500		32,000		28,600		26,300
Number of Sky subscribers (in thousands at year end)(9)	—		7,284		6,638		6,015		5,153		4,008
Number of Pay Television RGUs (in thousands at year end)(10)	—		4,061		3,357		2,495		2,309		2,183
Number of Broadband Internet RGUs (in thousands at year end)(10)	—		3,067		2,289		1,667		1,306		1,066
Number of Digital Telephony RGUs (in thousands at year end)(10)	—		1,891		1,228		916		754		650

Notes to Selected Consolidated Financial Information:

(1)               Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employee, subscriber and Revenue Generating Units, or RGUs.

(2)               Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 22 to our consolidated year-end financial statements.

(3)               For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2015, the Company´s stockholders approved the payment of a dividend of Ps.0.35 per CPO. In 2014, the Company´s stockholders did not approve the payment of any dividends. In December 2013, and April 2013, 2012 and 2011, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.

(4)               As of December 31, 2015, 2014, 2013, 2012 and 2011 we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2015, there were approximately 2,424.6 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 54,795.3 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.

(5)               The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2015 and 2014, and prior to 2014 was presented as a separate line item of consolidated current liabilities in the consolidated statement of financial position. See Notes 2(n) and 13 to our consolidated year-end financial statements.

(6)               The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 13 to our consolidated year-end financial statements.

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

(9)               Sky has operations in Mexico, the Dominican Republic and Central America.  The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented.  For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — Our Operations — Sky”.

(10)        An RGU is defined as an individual service subscriber who is billable under each service provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom and Cablevisión Red, S.A. de C.V., or Telecable (pay television, or pay-TV, broadband internet and digital telephony).  For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs.  We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom and Telecable given that these businesses provide other services in addition to pay-TV.  See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable” and “Information on the Company — Business Overview — Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately.  Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote.  See “Major Stockholders and Related Party Transactions — The Major Stockholders”.    On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO.  On April 29, 2011, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,036.7 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share.  In addition to the dividend payment approved by our stockholders on April 2, 2013, and based on a proposal by our Board of Directors, on December 9, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The dividend approved on December 9, 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014. On April 29, 2015, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2016, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps. 1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps. 0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
2014	14.7940	12.8455	13.3022	14.7500
2015	17.3580	14.5640	15.8735	17.1950
October	16.8915	16.3820	16.5697	16.5300
November	16.8540	16.3730	16.6306	16.6005
December	17.3580	16.5305	17.0696	17.1950
2016 (through April 22, 2016)	19.1925	17.2140	17.9565	17.4440
January	18.5945	17.3595	18.0648	18.2110
February	19.1925	18.0190	18.4332	18.0675
March	17.9405	17.2140	17.6303	17.2140
April (through April 22, 2016)	17.9125	17.2590	17.5185	17.4440

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

On April 22, 2016 the noon buying rate was Ps.17.4440 per U.S.$1.00.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 1.3% in 2013, increased by 2.3% in 2014 and increased by 2.5% in 2015. Mexican GDP growth fell short of Mexican government forecasts in 2015 and, according to Mexican government forecasts, Mexican GDP is expected to increase in a range between 2.6% — 3.6% in 2016. We cannot assure you that these estimates and forecasts will prove to be accurate.

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

Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets.  Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending.  The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns.  As a global media and cable company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

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

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations

The Peso has been subject to significant depreciation against the U.S. Dollar in the past and may be subject to significant fluctuations in the future.  A significant portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated.  As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which could reduce our net income.

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

While the Mexican government does not currently restrict the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico,  there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected.  Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past Mexico has experienced high levels of inflation, although the rates have been lower for the past years.  The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.0% in 2013, 4.1% in 2014, 2.1% in 2015 and is projected to be 3.0% in 2016.  An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.  High inflation rates can adversely affect our business and results of operations in, among others, the following ways:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past Mexico had, and may in the future have, real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 3.8%, 3.0% and 3.0% for 2013, 2014 and 2015, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The Mexican Federal Congress is not controlled by any single political party. However, the Partido Revolucionario Institucional, or the PRI, holds a significant position both in the Senate and in the Cámara de Diputados, or the Chamber of Representatives.  Mexican congressional elections held in June 2015 in the Lower House resulted in a majority for the PRI but it still lacks an absolute majority, which could result in government gridlock and political uncertainty regarding further reforms and secondary legislation to modernize key sectors of the Mexican economy.

The current administration has been pursuing significant amendments to Mexico’s laws, regulations, public policies and government programs.  Mexico’s current President Enrique Peña Nieto and the three main political parties of Mexico (i.e. PRI, Partido Acción Nacional, or PAN, and the Partido de la Revolución Democrática, or PRD) signed the Pacto por México, or Pact for Mexico, in 2012. In accordance with the Pact for Mexico, during 2013 several amendments to the Constitución Política de los Estados Unidos Mexicanos, or the Political Constitution of the United Mexican States, or Mexican Constitution, were approved, relating to (i) antitrust, (ii) telecommunications, (iii) public bids to grant new concessions to offer broadcasting services, (iv) energy policy and (v) education. Likewise, in accordance with the Pact for Mexico, in January 2014, amendments were made to 34 Mexican financial laws. During 2014, pursuant to the transitory articles of the June 2013 Telecom Reform (the “Telecom Reform”), the Mexican Federal Congress amended the applicable legal framework to implement the relevant provisions of the Mexican Constitution, and issued the new Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR, on July 14, 2014 and the Ley Federal de Competencia Económica, or Mexico’s Federal Antitrust Law, which became effective on July 7, 2014. Such changes may have a material adverse effect on the Mexican economic, social and political situation, and on our business, financial condition and results of operations.  See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are subject to change and are affected by the actions of various Mexican federal, state and local government authorities. In that regard, existing laws and regulations including, among others, antitrust, telecom, social security and tax laws were amended in recent years and the manner in which these laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  Such changes could materially adversely affect our operations and our revenue.

Mexico’s Federal Antitrust Law and the LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or CFCE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services.  Approval of IFT or the CFCE, as applicable, is required to acquire certain businesses or enter into certain joint ventures.  There can be no assurance that in the future IFT or the CFCE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or CFCE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations.  See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

As a result of the amendments to the Mexican Constitution and the LFTR, relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum are now only granted through public bid processes. As a result of such reform, the “Auction Program for Digital Television Broadcast Frequencies”, or the Program, was approved by IFT and took place in 2014. The Program granted concessions over frequencies that might be grouped in order to create at least two national networks with national geographic coverage, or National Digital Networks. The Program provided that holders of concessions that may be granted thereunder will only be entitled to provide broadcasting services, in connection with each radioelectric frequency (channel), within the geographic coverage zone defined by the Program.

On March 7, 2014, IFT published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, an invitation to a public auction for the concession for the two National Digital Networks which would be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

We were prevented from participating in the bidding. In March 2015, IFT issued its ruling announcing Grupo Radio Centro, S.A.B. de C.V., or Grupo Radio Centro and Cadena Tres I, S.A. de C.V., or Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they did not receive the license.  As a result, the portion of the spectrum which was going to be assigned to Grupo Radio Centro is scheduled to be auctioned by August 2016, in accordance with IFT’s Annual Work Program. Cadena Tres has completed the process and has received its license. See “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

In September 2010, Mexico’s former President Felipe Calderon Hinojosa, published through the Secretaría de Comunicaciones y Transportes, or Secretary of Communications and Transport, or SCT, in the Official Gazette of the Federation, a decree establishing the actions to be taken to expedite the transition to digital television and digital radio broadcasting (referred to in this annual report as the 2010 Decree). The transition was completed, and analog broadcasting ended, on December 31, 2015.

Due to the recent digital transition, and the analog shutdown in Mexico, we already experienced a loss of a portion of our audience which do not have access to digital radio and / or television. We may be further impacted by this transition.

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our financial condition and results of operations.  Article 15-A provides that a company that receives personnel services from a third party on any of the company’s premises is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees.  Article 15-A also requires the Company to send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

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

The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

On June 12, 2013, the Telecom Reform came into force. As a result of the Telecom Reform, the LFTR was published in the Official Gazette of the Federation, and became effective on August 13, 2014. The LFTR amends, supplements and repeals certain provisions related to previous telecommunications and broadcasting legislation, in order to be consistent with the Telecom Reform. The Telecom Reform, the LFTR and any regulations related thereto to be issued by the President and IFT, as applicable, and certain actions recently taken by IFT, or to be taken by IFT from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that provide services in the areas of broadcasting, cable and telecommunications.

The LFTR provides that measures taken or decisions issued by IFT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by IFT is declared void or unconstitutional by a competent court through a binding and final judgment, IFT’s decision, action or omission will be valid and will have full legal effect.

As a result of the reforms to the Mexican Constitution and the must-offer and must-carry regulations issued by IFT, starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the Telecom Reform.  Also, since September 10, 2013, our pay-TV concessionaires are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”).  The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•                  Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.  Such broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. On December 19, 2014, an infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website. The price to be paid by the concessionaires for the use of our infrastructure is subject to negotiation. As of this date, we have not received any request from third-party concessionaries regarding such infrastructure offer. If the Company and the relevant concessionaire do not agree on a price, the IFT may determine a price, which, if it does not meet market conditions, may affect the businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

•                  Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage.  The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminate with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision,  may give a competitive advantage to, among others, our broadcast television competitor, TV Azteca, S.A.B. de C.V., or TV Azteca, and new concessionaires of broadcast television spectrum.

•                  Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences.  The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as cruising the internet or playing videogames, among others.

•                  Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.  Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•                  Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club”

is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitor, TV Azteca, and to new licensees of broadcast television spectrum. This measure will also prevent other domestic players and the Preponderant Economic Agent from obtaining content together at competitive prices and taking advantage of economies of scale which may be available to international players.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The final resolution is still pending. We are unable to predict the outcome of this procedure.

The Telecom Reform provided for a public bid or auction to grant licenses to establish the National Digital Networks.  The “Auction Program for Digital Television Broadcast Frequencies” took place in 2014 and the first part of 2015.  On March 7, 2014, IFT published in the Official Gazette of the Federation a resolution whereby concessionaires or groups having commercial, organizational, economic or legal relations and that together hold concessions for broadcasting services representing at least 12 MHz of radio-electric spectrum in any geographic coverage zone may not participate in the public bid for National Digital Networks. Accordingly, we were prevented from participating in the bidding. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the portion of the spectrum which was going to be assigned to Grupo Radio Centro is scheduled to be auctioned by August 2016, in accordance with IFT’s Annual Work Program. Cadena Tres has completed the process and has received its license.

When the National Digital Networks are established, they will compete with our broadcasting subsidiaries for advertising revenues, which together with the measures previously described, can affect revenues and operating results and our ability to have access to competitive content or content of interest to advertisers and audiences. As a result, these advertisers and audiences may move to other broadcast television stations or other technological platforms, and our audience share may be reduced.  Likewise, we may incur additional costs in order to meet other obligations of IFT as previously described and which may be imposed on us as a result of the LFTR and the secondary regulations issued by the executive power and IFT, as applicable.

In addition to competition from the National Digital Networks, we could also be subject to additional competition from new competitors in the broadcast, cable and telecommunications markets in which we participate, including pay-TV, broadband, telephone services, cable providers, DTH television, telephone operators and/or other participants as a result of the elimination on the restrictions on foreign investment in telecommunications services and satellite communication and the increase in the maximum permitted foreign-ownership in broadcasting (television and radio) to 49%.

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

On March 13, 2015, the IFT investigative authority issued a preliminary opinion (the “Opinion”) which was published in the Official Gazette on March 18, 2015. The Opinion was issued pursuant to Transitory Article 39 of the LFTR and presumed the probable existence of substantial power in the pay television and audio services market in Mexico, with respect to the Company and some of its subsidiaries. The authority determined that the Company does not hold substantial power in the investigated markets. Although this resolution is final at the administrative level, certain third parties have filed amparo proceedings challenging the constitutionality of the IFT resolution. These challenges are still under review by the competent courts and the Company is not able to predict the outcome of these challenges.

As part of our expansion of our cable business, on August 13, 2014, we acquired Cablecom and its subsidiaries (the “Cablecom Acquisition”), and on January 8, 2015, we acquired Telecable and its affiliates and subsidiaries (the “Telecable Acquisition”). For each of the Cablecom and Telecable Acquisitions, the IFT conducted an investigation pursuant to transitory Article 9 of the LFTR in order to analyze and determine if, as result of each transactions, the Company acquired substantial market power in the restricted television and audio services market. On November 2, 2015, and February 29, 2016, respectively, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The resolution concerning the Cablecom Acquisition has been challenged by certain third parties. These challenges are still under review by the competent courts.

Overall, the Telecom Reform, the LFTR and secondary regulations already issued and to be issued by the executive power or IFT, as applicable, as well as any actions taken by IFT, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services. Moreover, the entry of new market participants and the introduction of new products could result in an impairment to the prices of some of our products and/or costs and adversely affect our results in some business segments in future periods.

The resolutions issued by IFT under the Telecom Reform significantly and adversely affect certain areas related to some of our activities, including broadcasting, cable and telecommunications, as well as our ability to introduce new products, infrastructure and services, to enter into new businesses or complementary businesses, to consummate acquisitions or joint ventures, to determine the rates we charge for our products, services and use of our infrastructure, to acquire broadcast rights to exclusive content, and to charge market rates for the licensing of copyrights we hold.

See “Information on the Company — Business Overview — Regulation — Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean has Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares.  A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 43.0% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company.  As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust.  The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws.  Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.  See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

As Controlling Stockholder, Emilio Azcárraga Jean Will Have the Ability to Limit Our Ability to Raise Capital, Which Would Require Us to Seek Other Financing Arrangements

Emilio Azcárraga Jean has the voting power to prevent us from raising money through equity offerings.  Mr. Azcárraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional Series “A” Shares in order to maintain such power.  In the event that Mr. Azcárraga Jean is unwilling to subscribe for additional shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other forms of financing, which we may not obtain, or if so, possibly not on favorable terms.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television and radio stations, and to provide telecommunication services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our broadcast television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2016 to 2020. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2016 to 2044 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2016 to 2044. Cablevisión obtained a telecommunications concession, which expires in 2029. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated multiservice concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years.

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

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses, including broadcasting, advertising sales, cable, pay TV, telecommunications and all other businesses. The entities in which we have strategic investments and the joint ventures in which we participate also face competition. We expect that competition in our different businesses will intensify.

This competition mainly arises from the growth of the convergent market, pursuant to which certain concessionaries of telecommunication services are allowed to provide other services not included in their original concessions.

In television broadcasting, we face substantial competition from TV Azteca and other broadcasters such as Cadena 3 and Multimedios, among others. See “Information on the Company — Business Overview — Our Operations — Content — Television Industry in Mexico” and “Information on the Company — Business Overview — Our Operations — Programming — Television Networks”.

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico, internet over-the-top (“OTT”) providers, and audiovisual content distributed over the internet and videogame systems.

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

In radio broadcasting, we compete with other radio stations in their respective markets. Among our main competitors in the radio broadcast business are Grupo Radio Centro S.A.B. de C.V., NRM Comunicaciones, S.A. de C.V. and Grupo Acir, S.A. de C.V.

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

At the end of 2012, Axtel launched a product called Axtel TV, which as of this date, under its basic package, offers up to 48 standard definition channels, optional virtual recording, in addition to internet and voice services.

In addition, the entertainment and telecommunications industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet. As Mexico has completed the transition to digital television, it is likely that competition will also increase.

The cable industry in Mexico has become highly competitive and we face significant competition. Most cable operators are authorized to provide pay-TV, internet broadband services and voice services, including Voice over Internet Protocol, or VoIP, which poses a risk to us. We also face competition from the Preponderant Economic Agent in telecommunications, particularly in the provision of data and fixed telephony services.

Our pay-TV companies face competition from IPTV or online over-the-top (“OTT”) providers such as Netflix and Claro Video, as well as from other pay-TV operators such as Total Play, Megacable and other cable television companies, as well as from Dish Mexico and Sky.

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

Our future success will be affected by changes in the broadcasting, advertising sales, cable, telecommunications, entertainment, gaming and other industries where we participate, which we cannot predict, and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico, including emerging technologies that provide new services to pay-TV customers and new entrants in the public and pay-TV industries, which will require us to make significant capital expenditures in new technologies and will result in higher costs in the acquisition of content or may impair our ability to renew rights to special events, including sporting and entertainment events. Our cable business is highly competitive and capital intensive.  Our business may require substantial capital to pursue additional acquisitions and capital expenditures which may result in additional incurrence of leverage, issuance of additional capital or a combination thereof.

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games.  We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season.  For example, in 2013, 2014 and 2015 we recognized 33.5%, 33.9% and 33.4%, respectively, of our net sales in the fourth quarter of the year.  Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic.  The remaining balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc., or DIRECTV Holdings, and DIRECTV Latin America LLC, or DTVLA.  Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova. According to public information, DIRECTV was acquired by AT&T Inc. in July 2015.

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

The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, which was launched in the first quarter of 2010. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which started operations in June 2015. In the future, we may have to invest in additional satellite capacity. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.

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

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in That Company

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications, Inc., or Univision.  However, we do not control and do not consolidate the results of UHI.  Our investment in UHI is currently held in the form of common stock and warrants that are exerciseable for shares of common stock.  Our exercise of the warrants into shares of common stock of UHI is subject to certain conditions. The value of the common stock of UHI could materially increase or decrease the carrying value of the warrants, as they are measured at fair value. After the exercise of the warrants, we will remain a minority equity holder of UHI.  The results of operations of UHI and Univision may affect the value of our investment in UHI and our results of operations.  The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt, (ii) cancellation, reductions or postponements of advertising, (iii) an increase in the preference among Hispanics for English-language programming, (iv) an increase in the cost of, and decrease in the supply, quality of and demand for, Univision’s programming, (v) changes in the rules and regulations of the Federal Communications Commission (the “FCC”), (vi) competitive pressures from other broadcasters and other entertainment and news media,  (vii) failure to retain the rights to sports programming, (viii) possible strikes or other union job actions and (ix) the impact of new technologies.

There can be no assurance that the results of operations of UHI and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in such company, or that such results will not materially and adversely affect our results of operations. For a discussion of our investment in UHI, see “Information on the Company— Business Overview — Univision”.

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

Non-Mexicans May Not Hold Series “A” Shares, Series “B” Shares or Series “D” Shares Directly and Must Have Them Held in a Trust at All Times

Although, as a result of the Telecom Reform, foreign investors are no longer restricted from holding equity interests in Mexican companies doing business in the telecommunications industry, the trust governing the CPOs and our bylaws nevertheless restrict non-Mexicans from directly owning Series “A” Shares, Series “B” Shares or Series “D” Shares.  Non-Mexicans may hold Series “A” Shares, Series “B” Shares or Series “D” Shares indirectly through the CPO Trust, which will control the voting of such shares.  Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

Non-Mexican Holders of Our Securities Forfeit Their Securities if They Invoke the Protection of Their Government

Pursuant to Mexican law, our bylaws provide that non-Mexican holders of CPOs and GDSs may not ask their government to interpose a claim against the Mexican government regarding their rights as stockholders.  If non-Mexican holders of CPOs and GDSs violate this provision of our bylaws, they will automatically forfeit the Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares underlying their CPOs and GDSs to the Mexican government.

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of CPOs or GDSs are not entitled to vote the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying their securities.  The Series “L” Shares underlying CPOs or GDSs, the only series of our Shares that can be voted by non-Mexican holders of CPOs or GDSs, have limited voting rights.  These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the Series “L” Shares and other actions which are adverse to the holders of the Series “L” Shares.  For a brief description of the circumstances under which holders of Series “L” Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings”.

Our Antitakeover Protections May Deter Potential Acquirers and May Depress Our Stock Price

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

•                  statements concerning our transactions with Univision and our current and future plans regarding our investment in UHI, the parent company of Univision;

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

Item 4.           Information on the Company

History and Development of the Company

Grupo Televisa, S.A.B. is a sociedad anónima bursátil, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law.  Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164.  Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106.  Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.  Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our projected capital expenditures for the year ended December 31, 2016 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,(1)(2)
	2016 (Forecast)		2015 (Actual)		2014 (Actual)		2013 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	1,630.0	U.S.$	1,605.4	U.S.$	1,275.8	U.S.$	1,157.8
GTAC(3)	3.5		6.3		8.3		10.5
Iusacell(3)	—		—		—		122.9
Cablecom(3)	—		—		447.6		742.6
Telecable(3)	—		667.7		—		—
Acquisition of a remaining non-controlling interest in TVI	392.1		—		—		—
Other acquisitions and investments	—		27.8		0.8		8.6
Total capital expenditures and investments	U.S.$	2,025.6	U.S.$	2,307.2	U.S.$	1,732.5	U.S.$	2,042.4

(1)               Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2015, 2014 and 2013 were paid for in Pesos.  These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made.  See “Key Information — Selected Financial Data”.

(2)               See “Operating and Financial Review and Prospects — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”

(3)               See “—Our Operations—Cable”, and “—Investments” for a discussion regarding GTAC, Iusacell, Cablecom and Telecable.

In 2015, 2014 and 2013, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2016 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity, and/or borrowings. The amount of borrowings required to fund these cash needs in 2016 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

For a further discussion of how we intend to fund our projected capital expenditures, investments and acquisitions for 2016 as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Business Overview

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico.

Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 other countries through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services.

In the United States, Televisa’s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision.

Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico.

Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America.

Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Business Strategy

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline.  We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market.  We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses.  We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming.  We aim to continue producing the type of high quality television programming that in the past has propelled many of our programs to be among the most watched in Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion.  These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series.  We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing.  We have enhanced tune-in promotion both in terms of creative content and strategic placement.  We also plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions. In addition, our strategic alliance with Telemundo allows us to broadcast more than 1,000 hours per year of Telemundo’s original programming on Channel 9 and distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms.

Improving Our Sales and Marketing Efforts.  Over the past few years we have improved, and we are continuing to improve, our television broadcasting advertising sales strategy in the following ways:

•                  we have developed strategies for monetizing Televisa’s greatest asset, its content by, for example, increasing special events prices;

•                  our sales force is organized in teams focusing on groups of clients in order to also provide multi-platform offers;

•                  we are emphasizing a performance-based compensation policy for salespeople such that a larger portion of total compensation comprises variable incentives tied to year-end results; and

•                  we are continuing to provide our customers with increased opportunities for custom made product placement and branded entertainment.

For a discussion of our advertising sales plan, see “—Our Operations—Content—Advertising Sales Plan.”

Maintaining High Operating Segment Income Margins.  Our Content operating segment income margins for 2014 and 2015 were 44.6% and 42.4%, respectively.  We intend to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses.

Continue Building Our DTH and Cable Platforms

DTH.  We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services.  We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV.  Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 7.3 million subscribers, of which 2.5% were commercial subscribers as of December 31, 2015.

The key components of our DTH strategy include:

•                  offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League and the Spanish Soccer League, including La Liga and La Copa del Rey, the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting, World Equestrian Games, marathons, Diamond League, Capital One Cup, the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments, and the Basketball Euroleague;

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

Cable.  We are a shareholder of several Mexican cable companies. For example:

•                  we own a controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services;

•                  we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico;

•                  we own Cablemás, which operates in approximately 60 cities in Mexico where it offers cable television, high speed internet and telephony services;

•                  we own Cablecom, which offers cable television, telephony, value added services and virtual networks to corporate customers around 16 states of Mexico; and

•                  we own Telecable, a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others.

With a consolidated subscriber base of 4,061,655 cable television, or video subscribers and 12.2 million homes passed as of December 31, 2015, these companies are important service providers in Mexico.  “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for them to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines.  Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

•                  continuing to offer high quality programming;

•                  continuing to upgrade our existing cable network into a broadband bidirectional network;

•                  aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•                  increasing the penetration of our high-speed internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•                  continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability; and

•                  continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our cable companies have introduced a variety of new services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. In November 2014, we launched izziTM, our principal brand for residential customers, offering a revolutionary double-play package with unlimited telephony services and high-speed data access. In addition, the double-play package can be upgraded to a triple-play package by adding one of three pay-TV bundles. As of December 31, 2015, we have launched izzi in 47 cities, generating significant increases in gross ads. As of December 31, 2015, our cable companies had 3,066,699 broadband subscribers. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings. As of December 31, 2015, our cable companies had 1,891,026 IP telephone lines in service, or voice subscribers.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription.  Through our 26 pay-TV brands and 51 national and international feeds, we reached more than 44 million subscribers throughout Latin America, the United States, Canada, Europe and Asia Pacific in 2015.  Our pay-TV channels include, among others, three music, six movie, seven variety and entertainment channels and two sports channels. Both of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, TL Novelas, Televisa Deportes Network, or TDN and Distrito Comedia.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, we believe we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 103 million magazines during 2015. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 151 titles, with 71 wholly-owned trademarks and 26 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 17 countries, including Mexico, the United States and countries throughout Latin America.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa.  Excluding the United States, in 2015, we licensed 80,444 hours of programming in 72 countries throughout the world.  We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States: April 1, 2010 to July 1, 2014” issued by the U.S. Census Bureau, the U.S.-Hispanic population is estimated to be 55.4 million, or approximately 17% of the U.S. population, as of July 1, 2014 and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010.  The U.S. Census Bureau projects that the Hispanic population will be approximately 20.3% of the U.S. population by the year 2025.  Hispanics are expected to account for U.S.$1.6 trillion of U.S. consumer spending, or 10.6% of the U.S. total disposable income, by 2018, outpacing the expected growth in total U.S. consumer expenditures.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading media company serving Hispanic America.  In exchange for this programming, during 2013, 2014 and 2015, Univision paid us U.S.$273.2 million, U.S.$313.7 million and U.S.$311.1 million respectively, in royalties.  For a description of our arrangements with Univision, see “— Univision”.

Developing New Businesses and Expanding through Acquisitions

We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions in Mexico, the United States and elsewhere.  We are constantly seeking investment opportunities that complement our cable strategy.  We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies.  We may also consider joint ventures, minority investments and other collaborative projects and investments.  Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof, and could be substantial in size.

Some of our recent acquisitions and investments include:

•                  our acquisition in August 2014 of Cablecom, a cable company that offers video, telephony and data services in Mexico;

•                  our acquisition in January 2015 of Telecable, a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others; and

•                  our acquisition of the remaining 50% of equity interest of TVI in March 2016, a cable company that provides cable television, internet access, telephony services and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico.

For a further discussion of some of our recent investments, see “— Investments”.

We also plan to continue growing our gaming business, which consists of casinos and a national lottery.  As of December 31, 2015, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 13,560 points of sale through electronic terminals.  The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente economico preponderante) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

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

According to public records, América Móvil and its subsidiaries filed on April 1, 2014 an amparo proceeding against IFT’s resolution. The resolution is still pending.

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

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our Sky and cable businesses.

We notified IFT of the Cablecom and Telecable Acquisitions according to transitory Article 9 of the LFTR. The LFTR establishes that IFT shall initiate an investigation to determine the possible existence of substantial market power in any of the relevant markets of the telecommunications and broadcasting sectors. If substantial market power is determined, IFT may impose the necessary measures. For each of the Cablecom and Telecable Acquisitions, the IFT conducted an investigation pursuant to transitory Article 9 of the LFTR in order to analyze and determine if, as result of each transactions, the Company acquired substantial market power in the restricted television and audio services market. On November 2, 2015, and February 29, 2016, respectively, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The resolution concerning the Cablecom Acquisition has been challenged by certain third parties. These challenges are still under review by the competent courts.

Additionally, the Telecom Reform (1) permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country, and (2) provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

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

Commitment to Sustainability

We have made, and will continue to make, sustainable development part of our offerings and commercial strategy, in order to continue meeting the expectations of, and creating added value for, our stockholders. As part of our commitment to sustainability, we have named a sustainability officer in addition to establishing a committee which comprises some of our high-level executive officers as well as independent consultants and which will reinforce our efforts related to sustainability.  As a result of our commitment, as of February 1, 2013, we were named one of the six members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange; and on January 29, 2016 we were confirmed as a sustainable issuer for the period effective as of February 2, 2016 through January 29, 2017. The Sustainability Index currently includes 30 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

As of March 2016, we have committed to join the United Nations Global Compact, the world’s largest corporate sustainability initiative, and have committed to make its Ten Principles part of our strategy, culture and daily actions.

Commitment to Social Responsibility

We are deeply committed to strengthening communities throughout Mexico and investing in their development. During the last 15 years, through Fundación Televisa, or Fundación, we have created and supported programs that provide educational opportunities, promote cultural identity and encourage communal engagement. Fundación offers a wide range of tools and opportunities that shape the lives of millions of Mexicans. We have taken advantage of the Company’s wide range of media platforms to promote social awareness campaigns, and digital platforms to foster civic participation. Fundación has developed various digital educational platforms that, through innovation and creativity, allow users to substantially improve their abilities and capabilities. These no-cost, self-teaching tools are broadly available to many Mexicans that would otherwise lack basic tools and access to opportunities. Many of these efforts have improved the lives of thousands of people.

Establishing strong, strategic partnerships is a priority for Fundación. These partnerships have improved Fundación’s effectiveness and have broadened its reach. We continuously seek out and collaborate with experts in the academic, business, and financial fields, as well as with other organizations to benefit a greater number of people. During these 15 years we have developed partnerships with more than 400 non-governmental organizations, public and private institutions.

We believe that the best way to enhance quality of life, increase economic opportunities, and improve the well-being of families across Mexico is through education. Therefore, we offer a range of programs tailored for every development stage, including early stimulation programs for newborns to 3 year-olds, access to high-quality elementary and basic education for 4 to 15 year-olds, programs to increase middle and high school completion rates for 16 to 22 year-olds, and programs that develop employability skills for adults above the age of 23. These programs, which focus on enhancing the quality of education in Mexico, include scholarships, school infrastructure, media labs, reading workshops, knowledge competitions, infrastructure for schools, and the promotion of entrepreneurship and universal values. Our entrepreneurship program “Posible”, has become the biggest non-governmental effort in Latin America, enrolling more than 42,000 individuals in 2015.

Fundación also focuses on expanding the reach of Mexican culture. We promote our cultural values inside and outside of Mexico, sponsoring and promoting various exhibitions, collaborations, and investigative digital and editorial projects that benefit from access to our photography and audiovisual collection.

In the United States, through Televisa Foundation, we support the American Hispanic community. Our efforts are particularly focused on improving the lives of Hispanic children and young adults through programs focused on education and culture, including:

•      A program to communicate the importance of early stimulation for healthy cognitive development to Hispanic families. To that end, we provide practical information and disseminate our message through Univision and various other social media platforms, reaching millions of people.

•      State of the art learning materials and teacher training programs to strengthen bilingual education for young students. Our platform “Aprende con el Chavo” has reached more than half a million users in the United States, and our online courses have provided support to more than 1,500 teachers around the United States.

•      A program directed to boosting the development of scientific and technological abilities in Hispanic children, with an emphasis on young women. Last year, more than 7,000 students enrolled in our program in six different cities throughout the United States.

Additionally, Televisa Foundation’s cultural program aims to strengthen the sense of identity among Hispanic families and promotes Mexican visual arts in the United States. In 2015, we sponsored an exhibition of Gabriel Figueroa’s work at the Museo del Barrio in New York City as well as a film cycle at the Museum of Modern Art in New York City.

Our Operations

As of December 31, 2015, we classify our operations into four business segments: Content, Sky, Cable, and Other Businesses.

Content

Television Industry in Mexico

General.  There are 14 television stations operating in Mexico City and approximately 510 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 14 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 221 repeater stations and 31 local stations outside of Mexico City. See “— Television Networks”. We also own a station that has a digital subchannel that broadcasts in the English language on the California border. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or Proyecto 40, a ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area. The Mexican government currently operates six stations in Mexico City, Channel 11, which has 11 repeater stations, Channel 21 in Mexico City (transmitting only DTV), Channel 22, TVUNAM, Channel 45 (Congress), and Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 24 repeater stations outside Mexico City, 22 stations (Governments of the States), and six other university stations. There are three local television stations affiliated with Channel 28, outside of Mexico City. There are also 14 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Networks”.

We estimate that approximately 28.6 million Mexican households have television sets, representing approximately 91% of all households in Mexico as of December 31, 2015.  We believe that approximately 95.4% of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2013, 2014 and 2015, we produced approximately 93,300 hours, 94,600 hours and 89,200 hours, respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 61.2%, 60.6% and 57.9% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 25.0%, 26.0% and 28.6% of our total hours produced in 2013, 2014 and 2015, respectively.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming.  Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2013, we broadcast FIFA World Cup Under 20 Turkey 2013, FIFA World Cup Under 17 UAE, Copa FIFA Confederaciones Brasil 2013, and Qualification Matches for FIFA World Cup Brazil 2014. In 2014, we broadcast FIFA World Cup Brazil 2014, FIFA Women’s World Cup Under 17 Costa Rica 2014, and FIFA Women’s World Cup Under 20 Canada 2014. In 2015, we broadcast Copa America Chile 2015, FIFA World Cup Under 20 New Zealand 2015, FIFA Women’s World Cup Canada 2015, CONCACAF Gold Cup 2015 and FIFA World Cup Under 17 Chile 2015. We have secured the rights to broadcast at least the 2018 FIFA World Cup Russia and the 2022 FIFA World Cup Qatar for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City.  We also operate 18 fully equipped remote control units.  Some of our local television stations also produce their own programming.  These local stations operate 47 studios and 34 fully equipped remote control units.  See “ — Programming— Local Affiliates”.

Foreign-Produced Programming.  We license and broadcast television programs produced by third parties outside Mexico.  Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games.  Foreign-produced programming represented approximately 34%, 35.5% and 35.8% of the programming broadcast on our four television networks in 2013, 2014 and 2015, respectively.  A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remainder aired on Channel 9.

Talent Promotion.  We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians.  We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school.  We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks.   We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City.  The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2015.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	123	2	—	1	127
Channel 5	1	63	—	—	3	67
Channel 9	1	16	—	—	14	31
Subtotal	3	202	2	—	18	225
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	17	—	1	13	31
Total	3	219	2	1	31	256

Channel 2 Network.  Channel 2, which is known as “El Canal de las Estrellas”, or “The Channel of the Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal.  Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 127 television stations located throughout parts of Mexico.  The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption.  Such stations are referred to as “repeater” stations.  We estimate that the Channel 2 Network reaches approximately 28.1 million households, representing 98.2% of the households with television sets in

Mexico.  The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2013, 2014 and 2015.

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

Channel 5 Network.  In addition to its anchor station, Channel 5 is affiliated with 66 repeater stations located throughout parts of Mexico.  We estimate that the Channel 5 Network reaches approximately 26.2 million households, representing approximately 91.5% of households with television sets in Mexico.  We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

We believe that Channel 5 has positioned itself as the first social television channel in Mexico, with exclusive content for each platform, with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming.  The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States.  Most of these programs are produced in English.

Channel 9 Network.  In addition to its anchor station, Channel 9 is affiliated with 30 repeater stations, approximately 35% of which are located in central Mexico.  We estimate that Channel 9 reaches approximately 21.2 million households, representing approximately 74% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older.  Its programs include movies, sports, sitcoms, game shows, telenovelas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4.  Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 6.0 million households, representing approximately 21.2% of television households in Mexico in 2015.  As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area.  We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old.  Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates.  There are currently 31 local television stations affiliated with our networks, of which 17 stations are wholly owned, one station is minority owned and 13 stations are independent affiliated stations.  These stations receive part of their programming from Channels 4 and 9.  See “— Channel 4”.  The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs.  The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice.  In 2013, 2014 and 2015, the local television stations owned by us produced 57,100 hours, 57,300 hours and 51,600 hours, respectively, of programming.  Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses.  Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

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

Network Subscription.  We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Asia, Europe, the United States, Canada and Africa.  These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos.  Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.  As of December 2015, we had over 44 million subscribers worldwide.

In 2013, 2014 and 2015, we produced approximately 23,200 hours, 24,500 hours and 25,500 hours, respectively, of programming and videos, for broadcast on our pay-TV channels.  The names and brands of our standard definition channels include: Telehit, Ritmoson (formerly Ritmoson Latino), Bandamax, De Película, De Película Clásico, Unicable, Golden,  Golden Edge, Golden Latinoamérica, TLNovelas, Tiin, Canal de las Estrellas Latinoamérica, Canal de las Estrellas Europa, Canal 2 Delay-2hrs, Canal de las Estrellas Delay-1hr, Distrito Comedia (formerly Clásico TV), TDN, TD Centro and UTDN (formerly TDN2.0).  The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD, GoldenPremier HD and UFC Network HD.

Licensing and Syndication.  We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa.  We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming.  In addition to the programming licensed to Univision, we licensed 79,650 hours, 87,143 hours and 80,444 hours of programming in 2013, 2014 and 2015, respectively.  See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.  As of December 31, 2015, we had 259,622 half-hours of television programming in our library available for licensing.

Expansion of Programming Reach.  Our programs can be seen in the United States, Canada, Latin America, Asia, Europe and Africa.  We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

SVOD Licensing.  Under a license agreement with Netflix, effective as of July 12, 2011, we have made available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around 3,000 hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean. The license agreement will terminate in July 2016. However, based on the terms of the license agreement, certain programming will be available to subscribers until June 2017.

Televisa Interactive Media.  TIM is the Company’s online and wireless content division.  This venture includes Esmas and Televisa.com, our Spanish-language horizontal websites and online and supported video streaming; and Esmas Móvil, our mobile value added service unit.  TIM leverages the Company’s and third parties’ premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel.  Through mobile devices, TIM became the second screen experience for the Company’s television content.

With a wide range of content channels, online and mobile services, and more than 174.5 million page views per month and more than 24.9 million monthly unique users in 2015, we believe that TIM has positioned itself as one of the leading digital entertainment and information online content providers in Mexico and Hispanic territories.  Currently, 75.9% of TIM’s page views come from Mexico and the rest comes from the U.S. and Latin America.

In 2015, Esmas Móvil sent more than 2.3 million premium messages to approximately 500,000 mobile subscribers.  Most of the content demanded by users consists of news and sports text alerts, interactive TV promotions, wallpapers games and music. We believe that due to the Mexican public’s affinity for the high quality and wide range of our programming content, TIM has become one of the leading premium content mobile service providers in Mexico and in Latin America.

We have a strong presence in every social media platform by managing over 633 accounts reaching over 484 million social media user accounts.

TIM has created a mobile application division, Televisa Mobile, which is responsible for the developing of more than eight mobile content applications in nine operating systems with more than 22 million downloads and nine mobile gaming applications in four operating systems with more than 2 million downloads.

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

Beginning with the first quarter of 2012, the results of our Internet business, which was previously reported as part of the Other Business segment, are included in our new Content segment, which also includes the results of our former Television Broadcasting, Pay Television Networks and Programming Exports segments.

OTT Platform.  In January 2014, we launched an over-the-top (“OTT”) platform under the brand “VEO” which in February 2016 was relaunched as “blim”. blim is operated by Televisa, S.A. de C.V. and is accessible through any electronic device with an Internet connection and provides three different services in Mexico: (i) Subscription Video-On-Demand (“SVOD”) with an extensive catalogue of domestic and foreign entertainment (original productions, movies, series, documentaries, programs, telenovelas and children’s content); (ii) Transactional Video-On-Demand (“TVOD”) with an extraordinary catalogue of the best movie premieres; and (iii) TV Everywhere that provides live television content of a few of the Company’s PayTV channels.

Advertising Sales Plan.  Our sales force is organized into separate teams, each of which focuses on groups of clients in order, also to provide multi-platform offers. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. All advertisers are billed for actual minutes used; the amount billed depends on the calendar quarter, channel, and hour in which the spot is transmitted. We bill our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time.  We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products(1).  We sold approximately 52%, 47% and 53% of total available national advertising time on our networks during prime time broadcasts in 2013, 2014 and 2015, respectively, and approximately 43%, 39% and 45% of total available national advertising time during all time periods in 2013, 2014 and 2015, respectively(2).  See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”

(1)  Channel 4, which broadcasts Mexico City´s metropolitan area and reaches over 6.0 million households, representing approximately 21.2% of television households in Mexico in 2015, is included in the aggregate number of hours of advertising time sold reported herein.

(2)  The change in format of Channel 4 resulted in a significant reduction in the hours of advertising time sold since 2011. See “—Channel 4.”

Sky

Background.  We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova.  We indirectly own 58.7% of this venture.  The remaining 41.3% of Innova is owned by DIRECTV.  For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor DIRECTV may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2013, 2014 and 2015, Innova’s DTH satellite pay-TV service had 6,015,475, 6,638,032 and 7,284,162 gross active subscribers, respectively.  Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,318 points of sale.  In addition to the above, Innova also experienced growth during 2013, 2014 and 2015 due to the success of VeTV, our low-end package in Mexico.  Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry.  Its programming packages combine our over-the-air channels with other exclusive content.

During 2015, Sky offered exclusive content, which included certain Mexican Soccer League matches and most of the Spanish Soccer League, La Liga and La Copa del Rey, the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting, World Equestrian Games, marathons, Diamond League, Capital One Cup, the largest coverage of the Mexican Baseball League (LMB), ATP & TT tournaments, and the Basketball Euroleague.  In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers.  Sky also has arrangements with the major programming studios and sports federations.

In 2015, the Sky HD Package comprised 123 channels, as well as 23 additional channels for pay-per-view.  We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2015, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.149, VeTV Ps.169, Fun Ps.279, Fox+ Ps.439, HBO/Max Ps.449 and Universe Ps.649.  Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. On February 1, 2016, we increased the price of our VeTV package from Ps.169 to Ps.185 driven by the increase of programming costs due to the impact of the devaluation of the Mexican Peso.

Sky devotes 15 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment.  In addition, Sky assigns seven extra channels exclusively for special events, known as Sky Events, which include concerts and sports.  Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

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

Cable

The Cable Television Industry in Mexico.  Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee.  These fees are based on the package of channels the subscribers receive.  According to IFT, there were approximately 1,470 pay-TV concessions in Mexico as of December 31, 2015, serving approximately 17 million subscribers.

Digital Cable Television Services.  Our cable companies offer on-screen interactive programming guide, video on demand, high definition channels as well as other services throughout Mexico.  Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service.  Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet.

Revenues.  Our cable companies generate revenues from their pay-TV, broadband and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers.  Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees.

The LFTR dictates that a telecommunication company can freely set its fees (including the ones regarding pay-TV services) that it will charge for the provision of its services to its subscribers. However, this does not apply to the incumbent agent or any other economic agent declared with substantial market power.

Cable Initiatives.  Our cable companies plan to continue offering the following services to their subscribers:

•                  Enhanced programming services, including video on demand, subscription video on demand, high definition;

•                  Broadband internet services; and

•                  IP telephony services.

Cablevisión.  We own a 51% controlling stake in Cablevisión, one of the most important cable television operators in Mexico, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services.

TVI.  In March 2016 we acquired the remaining 50% of the equity interest of TVI and its subsidiaries and as a result, TVI is a wholly owned subsidiary of the Company. The transaction amounted to Ps.6,750 million, including the assumption by the Company of liabilities of Ps.5,492 million and provided for the acquisition of shares by the Company in the amount of Ps.1,258 million. TVI offers cable television, internet access, telephony services and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico.

Cablemás. We own Cablemás, which operates in approximately 60 cities in Mexico where it offers cable television, high speed internet and telephony services.

Cablecom.  On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the owner of 51% of the equity interest in Cablecom, a cable company that offers video, telephony and data services in Mexico. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014 we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million.

Telecable.   On January 8, 2015, through a series of transactions, we acquired 100% of the equity interest of Telecable for an aggregate consideration of Ps.10,002 million. Telecable is a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others.

Bestel.  Currently, Cablevisión holds 69.2% and the Company indirectly holds 30.8% of the equity of Bestel, which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico.  Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet.  Bestel operates 28,000 kilometers of a fiber-optic network of which it owns approximately 10,000 kilometers. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States.  This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing.  Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 103 million copies in 2015, we publish 151 titles that are distributed in 17 countries, including the United States, Mexico, Colombia, Chile, Argentina, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine.  Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras Colombia and Chile.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Ibérica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with GyJ España Ediciones, S.L., S. en C.; and Disney Princesas, Disney Club Penguin, Disney Frozen, Disney Palace Pets and Disney Junior among others, pursuant to a license agreement with Disney Consumer Products Latin America, Inc. and WDC (México), S. de R.L. de C.V.  We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Society.  In addition, we publish several comics pursuant to license agreements with Marvel Characters, B.V. and DC Comics.

Publishing Distribution.  We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex.  We believe that our distribution network, including independent distributors, reaches over 300 million Spanish-speaking people in approximately 17 countries, including Mexico, Colombia, Peru and Panama.  We also estimate that such distribution network reaches more than 20,000 points of sale in Mexico and approximately 50,000 points of sale outside of Mexico.  We also own publishing operations in eleven countries.  Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors.  In Mexico, in 2013, 2014 and 2015, 68.0%, 67.2% and 67.4%, respectively, of the publications distributed by our company were published by our Publishing division.  In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

Sports and Show Business Promotions.  We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico.  Most of these events and productions are broadcast on our television stations, cable television system, radio stations and DTH satellite services.  See “— Content — Programming”, “— Cable — Digital Cable Television Services”, “— Radio Stations” and “Our Operations — Sky”.

Soccer.  We own America, which currently plays in the Mexican First Division and is one of the most popular and successful soccer teams in Mexico.  In the Mexican First Division, each team plays two tournaments of 17 games per regular annual season.  The best teams of each regular season engage in post-season championship play.

We own the Azteca Stadium which hosted two World Cup Soccer Championships. Azteca Stadium is planned to be remodeled adding new presidential suites, hospitality zones, VIP seats and VIP boxes, and will have a final seating capacity of approximately 85,000 people. In addition, America and the Mexican National Soccer team generally play their home games at this stadium, and is expected to host one official regular season NFL game in 2016, 2017 and 2018.

Promotions.  We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts. We distribute our films to movie theaters in Mexico, the United States and Latin America, and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us, and are among the highest grossing Mexican films in Mexico, such as, Cásese Quien Pueda, Cantinflas, Un Gallo Con Muchos Huevos and the Spanish language film that broke audience and box office records in Mexico and the United States, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2013, 2014, 2015 and up to February 2016, we distributed 27, 14, 19 and 3 feature films, respectively, including several U.S. box office hits. At December 31, 2015, we owned or had rights to 308 Spanish-language theatrical films, 150 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business.  In 2006, we launched our gaming business which consists of casinos and a national lottery.  As of December 31, 2015, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 13,560 points of sale through electronic terminals, including point-of-sale terminals at OXXO stores.  The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

Radio Stations.  Our radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, is operated under a joint venture with Promotora de Informaciones S.A., or Grupo Prisa, a leading Spanish communications group.  Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors.  Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval.  We also have the right to appoint Radiópolis’ Chief Financial Officer.  The election of Radiópolis’ Chief Executive Officer requires a unanimous vote from the joint venture’s board of directors.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí and one FM radio station in Veracruz.  Some

Radiópolis stations transmit powerful signals which reach beyond the market areas they serve.  For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States.  XEW-AM may also reach most of southern Mexico.  Including owned and affiliated stations, Radiópolis has 98 stations.  We estimate that Radiópolis’ radio stations reach 28 states in Mexico.  Our programs aired through our radio stations network reach approximately 75% of Mexico’s population.  We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions. Radiorama is currently restructuring the operation of its radio stations, which might impact the number of stations that will remain affiliated with Radiorama in the future.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2013, 2014 and 2015, XEW-AM ranked, on average, twelfth, tenth and twelfth, respectively, among the 32 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, third, second and first respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average fourth, fourth and second respectively, among the 24 stations in the Guadalajara City metropolitan FM market.  INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences.  Outside Mexico City, INRA conducts periodic surveys.

Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news.  We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), TD W (Sports), Ke Buena (Mexican music) and 40 Principales (Pop music).  W Radio, Ke Buena and 40 Principales formats are also broadcast through the internet.

The successful exclusive radio broadcasting in 2015 of the Champions League, Concacaf Soccer Games and Copa Libertadores placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering an attendance of 129,665 people in aggregate for the last two events, which were performed at the Azteca Stadium in Mexico City.  The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

We sell both national and local advertising on our radio stations.  Our radio advertising sales force sells advertising time primarily on a scatter basis.  See “— Our Operations — Content — Programming — Advertising Sales Plan”.  In addition, we use some of our available radio advertising time to satisfy our legal obligation to the Mexican government to provide up to 35 minutes per day of our broadcast time, between 6:00 a.m. and midnight for public service announcements, and 30 minutes per day for official programming (referred to in this annual report as “Official Radio Broadcast Time”).

Investments

OCEN.  We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico.  OCEN’s business includes the production and promotion of a wide variety of live entertainment events such as concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists.  OCEN also promotes NASCAR Mexico, the largest racing series in the country.

During 2013, 2014 and 2015, OCEN promoted 5,380, 3,654 and 2,727 events, respectively, and during 2015, it managed 12 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2015, 23.8 million entrance tickets were sold by OCEN’s subsidiary Ticketmaster, compared to 21.6 million in 2014.

Imagina.  We own equity participations equivalent to 19.9% of the capital stock of Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain.  Imagina was created in 2006 with the merger of Mediapro and Grupo Arbol.  Imagina is a leading distributor of sports rights and is the current promoter of the Spanish Soccer League distribution rights worldwide.  Through Globomedia, it is also a leading producer of series, dramas and comedies in Spain.  Imagina is also a provider of satellite transmission services as well as “on location” production and post-production services for third parties.

As part of our participation in Imagina we improved potential synergies between us and Imagina and opportunities to create value.  Additionally, we have certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories.  We appoint two directors to Imagina’s board, which is currently composed of 10 members.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V.  In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecommunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad).  In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology.  In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps. 246.0 million.  By the end of 2015, GTAC had in operation 152 links and 148 nationwide nodes, and the services for customers grew to 1,533, of which 90% have a capacity of 10 Gbps. The overall capacity per link is approximately 8 Tbps (80 optical channels x 100 Gbps each). In addition, GTAC maintains four of its own routes (1,555 kilometers), three third-party dark fiber IRU (996 kilometers) and local loops (518 kilometers).  This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered.  The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

Iusacell.  In September 2014, our partner in GSF agreed to purchase our 50% equity participation in Iusacell at a cash price of U.S. $717 million (Ps.9,461,532). As a result of this transaction, which was subject to customary closing conditions and required regulatory approvals, we discontinued recognizing our share of income or loss in GSF and recognized a non-cash loss of Ps.4,168,468 in consolidated other expense and an account receivable for the agreed sale amount. As of December 31, 2014, the related account receivable amounted to U.S.$717 million (Ps.10,583,852). In December 2014, we obtained regulatory approvals for this transaction. In January 2015, we received proceeds in the aggregate amount of U.S.$717 million (Ps. 10,632,393) in connection with our disposal of our investment in GSF, of which U.S.$697 million was in cash and U.S.$20 million was held in escrow for certain contingent litigation costs.

We have investments in several other businesses.  See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States, which owns and operates the Univision Network, the most-watched Spanish-language television network in the United States, the UniMás Network, and the Galavision satellite/cable television networks, and the Univision.com website and other Univision-branded online experiences. The UniMás Network was the result of the transformation of Univision’s former Telefutura network, which is part of Univision’s expansion and investment efforts that in 2012 included the launch of three new networks—Univision Deportes, Univision tlnovelas and FORO TV as well as a digital video network called UVideos.

On December 20, 2010, Univision, we, UHI and other parties affiliated with the investor groups that own UHI, entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in UHI (formerly known as BMP), in exchange for an initial 5% equity stake in UHI, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of UHI due 2025 which were convertible at our option into additional shares then equivalent to an approximately 30% equity stake of UHI, subject to applicable laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value an additional 5% equity stake in UHI, subject to applicable laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, our previous joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain Televisa content in the United States, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA, and (3) three designees of the Company joined Univision’s then 20-member Board of Directors, which was later increased to four designees of the Company on Univision’s expanded 22-member Board of Directors, on which there are currently 18 directors serving.

As part of our investment in Univision, we agreed, together with the Univision Sponsor group, to an incentive fee with Saban Capital Group that may result in the Company reducing its stake in Univision by approximately 3% (on a fully diluted basis) or paying an equivalent amount in cash.

Under the PLA, we granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming on current and future Spanish-language television networks (with certain exceptions), including the Univision, UniMás and Galavision cable television networks, owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as Univision.com, UVideos and Video on Demand).  Univision also has rights under the PLA to broadcast in the United States Mexican First Division soccer league games for which we own or control the United States rights, which began with select teams in 2011 and which expanded in 2015 to all teams to which we own or control United States rights. We have agreed to provide Univision with at least 8,531 hours of programming per year for the term of the PLA

In connection with the December 20, 2010 transactions with Univision, we and Univision entered into the MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA.

We have an international program rights agreement, or IPRA, with Univision that previously required Univision to grant us and Venevision International Corporation, or Venevision, the right to broadcast outside the United States programs produced by Univision for broadcast on the Univision Network or the Galavision Network under this agreement.  On December 20, 2010, we and Univision entered into an amendment to the IPRA pursuant to which, subject to the MLA and certain existing agreements with Venevision, our broadcast rights over certain Univision programs reverted back to Univision without affecting Venevision’s rights under the IPRA. We have been informed that certain of Venevision’s agreements with Univision have now been terminated and others have been amended.  We also entered into an international sales agency agreement with Univision, pursuant to which Univision grants us the right to act as Univision’s sales agent during the term of the MLA to sell or license worldwide outside the United States and Mexico Univision’s Spanish-language programming, to the extent Univision makes such programming available in other territories and Univision owns or controls rights in these territories, and subject to limited exceptions. This sales agency agreement included limitations on Univision acting as sales agent with respect to certain programming in Venezuela and certain other territories, which we understand have now been terminated.

In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of UHI by which we increased our interest in UHI from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of UHI by which we increased our interest in UHI from 7.1% to 8.0%. On January 30, 2014, a group of institutional investors made a capital contribution to UHI.  As a result of this transaction, our equity stake in UHI decreased from 8.0% to 7.8%. On July 15 2015, we exercised 267,532 warrants to increase our equity stake from 7.8% to 10% (as discussed further below).

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

On July 1, 2015, the Company, UHI and Univision, together with Univision’s major shareholders, entered into a Memorandum of Understanding (the “MOU”) and Univision and a subsidiary of the Company entered into an amendment to the existing PLA (the “PLA Amendment”).

Under the PLA Amendment, the terms of the existing strategic relationship between Univision and the Company were amended, including as follows:

(i)             Revised Royalty Computation—In exchange for Univision agreeing to make certain additional sources of revenue subject to the royalty, effective January 1, 2015 and through December 2017, the royalty rate on substantially all of Univision’s Spanish-language media networks revenue was decreased to 11.84%, compared to 11.91% under the previous terms of the PLA. On January 1, 2018, the royalty rate will increase from 11.84% to 16.13%, compared to 16.22% under the prior terms. Additionally, the Company will continue to receive an incremental 2% in royalty payments on such media networks’ revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion. The royalty rate will increase again to 16.45% starting later in June 1, 2018 and for the remainder of the term, from 16.13%, compared to the prior rate of 16.54%. With this second rate increase, the Company will receive an incremental 2% in royalty payments above a reduced revenue base of $1.63 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis.

(ii)          Term Extension— Subject to Univision completing a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount (which as of April 2016, has not been completed) and no change of control having occurred, the PLA Amendment extends the term of the PLA from its current expiration date of the earlier of 2025 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI, to the earlier of 2030 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to the Company’s programming including premium Spanish-language telenovelas, sports, sitcoms, reality series, new programming and feature films, remains substantially unchanged.

As consideration for the PLA Amendment, the MOU and other agreements entered into at the same time, Univision made a one-time payment of $4.5 million to the Company on July 6, 2015.

At the same time, the Company and Univision amended the MLA to conform to the PLA Amendment.

In addition, under the terms of the MOU, Univision, the Company and the major shareholders of Univision agreed to the following:

(i)    Equity Capitalization Amendment — The equity capitalization of Univision was adjusted to realign the economic and voting interest of the Company and Univision’s other stockholders. As a result, the Company holds common stock that, upon an initial public offering of Univision, would have approximately 22% of the voting rights of Univision’s common stock. The classes of Univision shares of common stock held by the Company provide the right to designate a minimum number of directors to Univision’s board of directors.

(ii)    Conversion of Debentures — In July 2015, the Company exchanged $1.125 billion principal amount of Univision’s convertible debentures into warrants that are exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of $135.1 million on July 15, 2015 to induce the conversion. On December 31, 2015, the Company held warrants exercisable for shares of Univision.  In July 2015, the Company exercised 267,532 warrants to increase its equity stake in UHI from 7.8% to 10%.

Technical Assistance Agreement

In connection with our investment in Univision, we and other parties affiliated with the investor group that own UHI, entered into an agreement under which the Company provided Univision with certain technical assistance related to the Univision’s business. Effective as of March 31, 2015, UHI and the Company entered into an agreement to terminate the technical assistance agreement. Under this termination agreement, UHI agreed to pay a reduced termination fee and the increased quarterly service fees referenced below in full satisfaction of Univision’s obligations to the Company under the technical assistance agreement. Pursuant to such termination agreement, Univision paid to the Company a termination fee of $67.6 million on April 14, 2015 and continued to pay the increased quarterly service fee equal to 0.7365836% of EBITDA for the calendar quarter in question, until December 31, 2015.

FCC Matters

The Company and Univision have jointly filed a petition for a declaratory ruling with the FCC seeking (a) an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (b) to authorize the Company to hold up to 40% of Univision’s issued and outstanding shares of common stock (in both cases on a voting and an equity basis). In addition, pursuant to the MOU Univision agreed that, after its original sponsors have transferred at least 75% of Univision’s common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders of Univision or as otherwise may be required.

For additional information regarding our relationship with Univision, see Note 19 to our consolidated year-end financial statements.

Competition

We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.  See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, over-the-top (“OTT”) content providers, and DTH satellite services.  Our content also competes with other forms of entertainment and leisure time activities.  We generally compete with 199 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City.  TV Azteca owns the concession for Channel 40, or Proyecto 40, a UHF channel that broadcasts in the Mexico City metropolitan area.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 32 repeater stations, and Channel 22, which has 16 repeater stations in Mexico, which are operated by the Mexican government, as well as Cadena Tres that will operate as a concession holder to broadcast on a national digital network.  Our television stations are the leading television stations in their respective markets.  See “— Content—Television Networks”.

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

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers and other DTH concessions such as Dish Mexico, which as of the third quarter of 2015 had approximately 2.9 million subscribers, according to IFT. Currently, Dish offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government. Other competitors include radio, movie theaters, video rental stores, IPTV, internet, video games and other entertainment sources.  We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources.  Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession.  Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications.  This service also includes bundle discounts for their interactive TV, internet and voice services.  Axtel provides a product called Axtel TV, which offers up to 90 standard definition channels, 50 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Cable

Cablevisión, Cablemás, TVI, Cablecom and Telecable face competition from several media, cable and telecommunications companies throughout Mexico, including internet service providers, such as Telmex, Axtel and cable companies, DTH services such as Sky and Dish, pay-TV service providers such as Megacable, OTT content providers such as Netflix and Claro Video, mobile service providers such as Telcel, AT&T and Telefonica, and other telecommunications and telephone companies such as Telmex and Axtel in fixed services, among others.

Other Businesses

Publishing

Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media.  Competition for advertising is based on circulation levels, reader demographics and advertising rates.

Radio

The radio broadcast business is highly competitive in Mexico as well.  Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising.  Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A.B. de C.V., which owns or operates approximately 200 radio stations throughout Mexico, 12 of which are located in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates approximately 160 radio stations in Mexico, six of which are located in Mexico City, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City.

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

Feature Film Production and Distribution

Production and distribution of feature films is a highly competitive business in Mexico.  The various producers compete for the services of recognized talent and for film rights to scripts and other literary property.  We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico, the U.S. and in Latin America.  See “— Other Businesses — Feature Film Production and Distribution”.  Our films also compete with other forms of entertainment and leisure time activities.

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos and Lotería Nacional.  We also face competition from several illegal casino and bingo parlors throughout Mexico.

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

Television

Mexican Television Regulations

Concessions.  The LFTR regulates, on a convergent basis, the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting, cable, satellite pay-TV and telecommunications services.

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

On March 7, 2014, IFT published in the Official Gazette of the Federation an invitation to a public auction for the concession for the two new National Digital Networks. The invitation provided that the concessions for the National Digital Networks would be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

The Company was prevented from participating as a bidder in this public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the portion of the spectrum which was going to be assigned to Grupo Radio Centro is scheduled to be auctioned by August 2016, in accordance with IFT’s Annual Work Program. Cadena Tres has completed the process and has received its license.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for an immaterial concession to transmit an UHF restricted television service which expired in November 2010, all of our concessions have been renewed. See “Information on the Company — Business Overview — Regulation — Cable Television — Concessions”.

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

In July 2004, in connection with the adoption of a policy issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021.  In compliance with the 2014 Constitutional amendment that provided the terms for the shutdown of the analogical transmissions, the transition to digital television has been completed.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

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

On November 4, 2015, the Mexican Ministry of Interior published in the Official Gazette of the Federation an amendment to the regulations of broadcast television and pay-TV programming guidelines providing for different age classifications for programming (the “Programming Guidelines Amendment”) which became effective on December 17, 2015. The Programming Guidelines Amendment for broadcast television is as follows: (i) programs classified “D” exclusively for mature audience only may broadcast after midnight; (ii) programs classified “C” for adults may broadcast only after 9:00 p.m.; (iii) programs classified “B15” for teenagers over 15 years old may be broadcast only after 7:00 p.m.; (iv) programs classified “B” for teenagers may be broadcast only after 4:00 p.m.; and (v) programs classified “A” and “AA” for all age groups may be broadcast at any time. The same age classifications apply for pay-TV programming, but there are no applicable broadcasting time limitations.

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

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. Under the LFTR, concessionaires must have a code of ethics and appoint an Ombudsman, whom shall not have been employed by the respective concessionaire or concessionaires during a period of two years prior to his/her appointment. The Ombudsman can be appointed (i) individually by the relevant concessionaire, (ii) jointly by several concessionaires or (iii) by a body or chamber which represents concessionaires. The Cámara Nacional de la Industria de Radio y Televisión (CIRT) or Mexican Chamber of Television and Radio Broadcasters, has appointed a person who is authorized to act as an Ombudsman for all of its concessionaire members who decide to retain him. In addition, concessionaires must provide (i) programming that is subtitled and dubbed in Spanish; (ii) sign language for the hearing impaired in at least one of their most-watched nationwide news programs; (iii) electronic, online and telephone programming guides, and (iv) a closed caption system for channels that have over 50% national coverage between the hours of 6:00 a.m. and midnight. Except for the closed caption system, which does not have to be put in place until August 12, 2017, these obligations became effective within the 90 days following the date on which the LFTR was implemented and are in full force and effect.

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

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations.  The expiration dates of our radio concessions range from 2015 to 2020.  Concessions for three radio stations in the states of San Luis Potosí and Jalisco expired in 2015. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the corresponding authorities.  See “— Content”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

Cable Television

Concessions.  Cable television operators now apply for a public telecommunications network concession from IFT (previously SCT) in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT (previously SCT) and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México), and in October 2010, the SCT granted Cablevisión authorization to provide the aforementioned services in 13 additional municipalities of the State of Mexico. In addition, in May 2007, the SCT granted Cablevisión authorization to modify its concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

Cablemás and its affiliates operate under 53 concessions, which cover 17 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2016 to 2045.

TVI and its affiliates operate under ten concessions, which cover four Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2025 to 2045.

Cablecom and its affiliates operate under 55 concessions, which cover 17 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions range from 2025 to 2038.

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

Application of Existing Regulatory Framework to Internet Access and IP Telephony Services

Cablevisión, TVI, Cablecom, Telecable and Cablemás may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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

Satellite Communications

Mexican Regulation of DTH Satellite Services.  Under LFTR, concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years.  We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites in May 1996.  In November 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the IS-9 satellite system, a foreign-owned satellite system.  Our use of the IS-16, IS-21 and SM-1 satellites has been authorized by the competent Mexican authorities.

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

Mexican Antitrust Law

The Federal Antitrust Law became effective on July 7, 2014. It should be noted that the IFT is entitled to review antitrust matters related to the telecommunications and broadcasting sectors, while the CFCE is in charge of all other antitrust matters. IFT or CFCE must authorize mergers and acquisitions before they take place.  In addition, one of the thresholds was modified to only apply to sales or assets of economic agents in Mexico and not worldwide economic agents.  The Federal Antitrust Law allows reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition.  It is considered evident that a transaction does not restrain competition when:

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

The Antitrust Law provides that the following reportable transactions, among others, are exempt from being reviewed by IFT or CFCE:

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

Notwithstanding the above, concession holders involved in the transaction shall have to inform IFT of the transaction within ten days following the completion of the transaction and IFT will then have 90 calendar days to investigate the transaction and in case it determines the existence of substantial market power in the relevant market, it may impose the necessary measures to protect and encourage free competition and concurrency in such market.

With regards to our acquisitions of Cablecom and Telecable, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The resolution concerning the Cablecom Acquisition has been challenged by certain third parties. These challenges are still under review by the competent courts.  There is a risk that IFT could try to impose measures upon us which could significantly and adversely affect the activities and businesses of our broadcasting and/or telecommunications businesses, as well as our results of operations and financial condition.

Other relevant provisions provided in the Antitrust Law, are the following:

a)             Granting the Autoridad Investigadora, or Prosecutor Authority, authority to investigate the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities or substantial market power.

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

The above mentioned provisions may significantly and adversely affect our business, results of operations and financial condition.

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capacity as the former IFE and regulates the services of radio and television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, estate and local procedures by distributing the Official Broadcast Time among the political parties.  For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Our Operations — Content — Programming — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”.  The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

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

Telecom Reform and Broadcasting Regulations

On June 12, 2013, the Telecom Reform came into force. The Telecom Reform, the LFTR and secondary regulations issued by the President and IFT, as applicable, and certain actions recently taken by IFT, an organization with constitutional autonomy responsible for overseeing the radio and television broadcasting industries and telecommunications, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial position. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

The Telecom Reform created two regulatory bodies that are independent from the executive branch of government: CFCE (which assumed the functions of the former Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio), and IFT (which oversees the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to those industries). In addition, specialized federal courts empowered to review all rulings, actions and omissions of these independent regulatory bodies were created. No stay or injunction will suspend any measure or action taken by these regulatory bodies. Therefore, subject to limited exceptions, until any decision, action or omission by these regulatory bodies is declared void by a competent court through a binding and final judgment, CFCE’s or IFT’s decision, action or omission will be valid and will have full force and legal effect.

IFT is empowered, among other things, to (i) oversee the Mexican telecommunications (including cable and satellite pay-TV) and broadcasting (television and radio) industries, including all antitrust matters related to these industries; (ii) set limits to national and regional frequencies that can be exploited by a concession holder, or to the cross-ownership of telecommunications, television or radio businesses that serve the same market or geographical zone that may include the divestment of certain assets to comply with such limits; (iii) issue asymmetric regulation; (iv) grant and revoke telecommunications, television and radio concessions; (v) approve any assignment or transfer of control of such concessions; (vi) revoke a concession for various reasons, including in the case of a breach by a concessionaire of a non-appealable decision confirming the existence of illegal antitrust conduct (“practica monopólica”); and (vii) determine the payment to be made to the government for the granting of concessions.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Cadena Tres as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license.  As a result, the portion of the spectrum which was going to be assigned to Grupo Radio Centro is scheduled to be auctioned by August 2016, in accordance with IFT’s Annual Work Program. Cadena Tres has completed the process and has received its license. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Mexico’s transition to digital television was completed on December 31, 2015. Frequencies released as a consequence of such digitalization will be transferred back to the Mexican State.

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2015.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablemás subsidiaries (4)	Mexico	100.0%
Cablevisión Red, S.A. de C.V. (Telecable).(2) (5) (8)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. .(2) (5) (19)	Mexico	51.0%
Grupo Cable T.V. S.A. de C.V.(2) (5)	Mexico	100.0%
Television Internacional, S.A. de C.V. (TVI) (2) (5) (6)	Mexico	50.0%
Editorial Televisa, S.A. de C.V.(2) (7) (9)	Mexico	100.0%
Factum Más Telecom, S.A. de C.V.(2) (10)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (2) (10)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2) (10)	Mexico	58.7%

Innova, S. de R.L. de C.V. (Innova)(11)	Mexico	58.7%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (7) (12)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V. (13)	Mexico	100.0%
G.Televisa-D, S.A. de C.V.(2) (14)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V. (15)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (15)	Mexico	100.0%
Villacezan, S.A. de C.V. (2) (7)	Mexico	100.0%
Televisa, S.A. de C.V.(16)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (7) (17)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (7) (18)	Mexico	100.0%

(1)                   Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)                   While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(3)                   Direct subsidiary through which we conduct the operations of our Cable segment.

(4)                   The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were direct subsidiaries, and some other were directly owned by Consorcio Nekeas, S.A. de C.V., a former wholly-owned direct subsidiary. In January 2015, Consorcio Nekeas, S.A. de C.V. was merged into TTelecom H, S.A.P.I. de C.V., a former direct subsidiary, and in July 2015, TTelecom H, S.A,.P.I. de C.V. was merged into CVQ. The Cablemás direct subsidiaries were acquired by a direct subsidiary of CVQ in the second half of 2015.

(5)                   One of four indirect subsidiaries through which, together with the Cablemás subsidiaries, we conduct the operations of our Cable segment.

(6)                   An indirect subsidiary of CVQ, we consolidate TVI because we appoint the majority of the members of the Board of Directors of TVI.

(7)                   One of five subsidiaries through which we conduct the operations of our Other Businesses segment.

(8)                   The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary through which we acquired Telecable in January 2015.

(9)                   Direct subsidiary through which we conduct the operations of our Publishing business.

(10)            One of three subsidiaries through which we own our equity interest in Innova.

(11)            Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(12)            Direct subsidiary through which we conduct the operations of our Publishing Distribution business.

(13)            Direct subsidiary through which we conduct the operations of our Content and Other Businesses segments.

(14)            Indirect subsidiary through which we conduct certain operations of our Content segment.

(15)            Indirect subsidiaries through which we own 10% of the capital stock of UHI and maintain our investment in warrants that are exercisable for capital stock of UHI. In November, 2015, Grupo Xquenda, Ltd. an indirect subsidiary formerly incorporated in Switzerland, was migrated to Mexico with the name Grupo Bissagio, S.A. de C.V.

(16)            Indirect subsidiary through which we conduct the operations of our Content segment.

(17)            Direct subsidiary through which we conduct the operations of our Radio business.

(18)            Direct subsidiary through which we conduct the operations of our Gaming business.

(19)            A direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a former direct subsidiary of the Company that was merged into CVQ in May 2015

Property, Plant and Equipment

Broadcasting, Office and Production Facilities.  Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico.  We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries.  There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties.  Our principal offices, which we own, are located in Santa Fe in Mexico City.  Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own.  Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez.  We own substantially all of these studios.  The local television stations wholly or majority owned by us have in the aggregate 47 production studios.  We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities.  We beneficially own Azteca Stadium, which seats approximately 100,000 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods.  In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.6 million square feet of space, of which over 3.8 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located throughout Mexico.  We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 447,283 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there.  We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries.  The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	4	Madrid, Spain(2)
		San Diego, California(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	5	Miami, Florida(1)
		Caracas, Venezuela (1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)
Leased properties	11	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogotá, Colombia(2)
		San Juan, Puerto Rico(1)
		Chicago, Illinois(1)
		Pearland, Texas(1)
		Guayaquil, Ecuador (2)
Publishing distribution and other activities
Owned properties	1	Lima, Peru(1)
Leased properties	15	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Santiago, Chile (2)
		Lima, Peru (2)
		Barranquilla, Colombia (1)
		Medellín, Colombia (1)
		Cali, Colombia (1)
		Bogotá, Colombia (1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(1)
		Honduras(1)
		Dominicana(1)

Operations	Number of Properties	Location
Telephony
Leased properties	5	San Antonio, Texas(2)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)

Satellites.  We currently use transponder capacity on nine satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; AMC-9, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life.  IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite.  In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellites services provider, which provided to Televisa five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S $3.1 million. Due to an exchange with three of five 54 Mhz ku Band transponders, we currently have capacity on two 36 Mhz C band transponders on Galaxy 16.

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016. On October 2015 we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16 (end of contract April 2016), the new contract includes three transponders and the full service migration to the new satellite AMC-9, the operations started on October 2015.

In February 2007, Intelsat renamed some of its satellite fleet acquired with its 2006 merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively.  Intelsat kept the name of Galaxy 16. In December 2007, Sky and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite was successfully launched in February 2010 and started operations in April 2010. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of the SM-1 satellite, which was successfully launched in May 2015 and started operations on June 2015. See Note 11 to our consolidated year-end financial statements.

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015 the contract was renewed with Intelsat until August 2018.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In February 2015, we renewed the contract until August 31, 2018. The new contract includes the full service migration to the new satellite, Satmex 8, which started operations in April 2013.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one. On November 2015 this contract was extended until December 2018.

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

Insurance.  We maintain comprehensive insurance coverage for our offices, equipment and other property for risks including fire, earthquake, flooding, storm, and other similar events and the resulting business interruption losses, subject to some limitations.  We do not maintain insurance for part of our transmission lines network and we do not maintain insurance for our DTH business in case of loss of satellite transmission.

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

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the IFRS as issued by the IASB  for financial reporting purposes.

	Year Ended December 31,
	2015		2014		2013
	(Millions of Pesos)(1)
Net sales	Ps.	88,051.8	Ps.	80,118.4	Ps.	73,790.7
Cost of sales	47,226.5		42,908.7		39,602.4
Selling expenses	9,716.2		8,561.9		7,280.6
Administrative expenses	12,035.5		9,409.7		8,086.2
Other expense, net	328.5		5,281.7		83.1
Operating income	18,745.1		13,956.4		18,738.4
Finance (expense) income, net	(122.9)		(4,328.9)		884.7
Share of income (loss) of joint ventures and associates, net	35.4		13.2		(5,659.9)
Income taxes	6,332.2		2,980.9		3,729.0
Net income	12,325.4		6,659.8		10,234.2
Net income attributable to non-controlling interests	1,426.3		1,272.9		2,485.9
Net income attributable to stockholders of the Company	Ps.	10,899.1	Ps.	5,386.9	Ps.	7,748.3

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2015, 2014 and 2013 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2015		2014		2013
	(Millions of Pesos) (1)
Net sales	Ps.	88,051.8	Ps.	80,118.4	Ps.	73,790.7
Cost of sales(2)	37,169.5		34,376.8		32,273.6
Selling expenses(2)	8,764.7		7,822.0		6,605.6
Administrative expenses(2)	6,422.3		5,639.9		5,051.1
Operating segment income	35,695.3		32,279.7		29,860.4
Corporate expenses	1,960.8		1,478.5		1,192.5
Depreciation and amortization	14,660.9		11,563.1		9,846.4
Other expense, net	328.5		5,281.7		83.1
Operating income	Ps.	18,745.1	Ps.	13,956.4	Ps.	18,738.4

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 included in this annual report due to differences in rounding.

(2)               Excluding corporate expenses and depreciation and amortization.

Segment Presentation in 2014

Beginning in 2014, we adjusted our segment reporting. The Publishing business, which was previously presented as a separate reportable segment, was classified into the Other Businesses segment in the first quarter of 2014, since its operations were no longer significant to our consolidated financial statements taken as a whole. Therefore we have recast the segment information for the year ended December 31, 2013 to reflect those adjustments.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2015	2014	2013
Segment Net Sales
Content	38.1%	42.8%	45.0%
Sky	21.3	21.5	21.4
Cable	31.6	25.7	22.8
Other Businesses	9.0	10.0	10.8
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(2.4)	(1.7)	(1.8)
Total consolidated net sales	97.6%	98.3%	98.2%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2015	2014	2013
Net Sales
Cost of sales(2)	42.2%	42.9%	43.7%
Selling expenses(2)	10.0	9.8	9.0
Administrative expenses(2)	9.5	8.9	8.5
Depreciation and amortization	16.6	14.4	13.3
Other expense, net	0.4	6.6	0.1
Consolidated operating income	21.3	17.4	25.4
Total consolidated net sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2015, 2014 and 2013. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria.  As of December 31, 2015, we classified our operations into four business segments: Content, Sky, Cable (which we previously referred to as Telecommunications), and Other Businesses.

	Year Ended December 31,
	2015		2014		2013
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps.	34,332.6	Ps.	34,868.1	Ps.	33,817.6
Sky	19,253.5		17,498.6		16,098.3
Cable	28,488.3		20,937.3		17,138.8
Other Businesses	8,124.3		8,204.0		8,073.3
Total Segment Net Sales	90,198.7		81,508.0		75,128.0
Intersegment Operations	(2,146.9)		(1,389.6)		(1,337.3)
Total Consolidated Net Sales	Ps.	88,051.8	Ps.	80,118.4	Ps.	73,790.7
Operating Segment Income
Content	Ps.	14,564.2	Ps.	15,534.3	Ps.	15,566.0
Sky	8,972.3		8,211.3		7,340.5
Cable	11,405.6		7,882.9		6,131.8
Other Businesses	753.2		651.2		822.1
Total Operating Segment Income(2)	35,695.3		32,279.7		29,860.4
Corporate Expenses(2)	(1,960.8)		(1,478.5)		(1,192.5)
Depreciation and Amortization(2)	(14,660.9)		(11,563.1)		(9,846.4)
Other Expense, net	(328.5)		(5,281.7)		(83.1)
Consolidated Operating Income(3)	Ps.	18,745.1	Ps.	13,956.4	Ps.	18,738.4

(1)               Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding.  The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all years presented.  See Note 25 to our consolidated year-end financial statements.

(2)               The total operating segment income data set forth in this annual report do not include corporate expenses or depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results.

(3)               Consolidated operating income reflects corporate expenses, depreciation and amortization, and other expense, net, in the years presented.  See Note 25 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal.  We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season.  For example, in 2015, 2014 and 2013, we recognized 28.3%, 30.0% and 29.1%, respectively, of our consolidated net sales in the fourth quarter of the year.  Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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

Results of Operations for the Year Ended December 31, 2015
Compared to the Year Ended December 31, 2014

Total Segment Results

Net Sales

Net sales increased by Ps.7,933.4 million, or 9.9%, to Ps.88,051.8 million for the year ended December 31, 2015 from Ps.80,118.4 million for the year ended December 31, 2014. This increase was attributable to strong growth in our Sky and Cable segments. The Cable segment results reflect the consolidation of Cablecom and Telecable, two cable companies, starting September 1, 2014 and January 1, 2015, respectively.

Cost of Sales

Cost of sales increased by Ps.2,792.7 million, or 8.1%, to Ps.37,169.5 million for the year ended December 31, 2015 from Ps.34,376.8 million for the year ended December 31, 2014. This increase was due to higher costs principally in our Sky, Cable and Content segments. This increase reflects the consolidation of Cablecom and Telecable.

Selling Expenses

Selling expenses increased by Ps.942.7 million, or 12.1%, to Ps.8,764.7 million for the year ended December 31, 2015 from Ps.7,822.0 million for the year ended December 31, 2014. This increase was attributable to higher selling expenses, primarily in our Sky and Cable segments due to the consolidation of Cablecom and Telecable.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.1,264.7 million, or 17.8%, to Ps.8,383.1 million for the year ended December 31, 2015 from Ps.7,118.4 million for the year ended December 31, 2014. The growth reflects an increase in administrative expenses, principally in our Cable segment due to the consolidation of Cablecom and Telecable. This increase includes an increase of 32.6% in corporate expenses.

Corporate expense increased by Ps. 482.3 million, to Ps.1,960.8 million in 2015, from Ps.1,478.5 million in 2014. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2015 and 2014 amounted to Ps.1,199.5 million and Ps.844.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.354.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

Content

We categorize our sources of revenue in our Content segment as follows:

•                  Advertising,

•                  Network Subscription Revenue, and

•                  Licensing and Syndication.

Given the cost structure of our Content segment, operating segment income is reported as a single line item.

The Advertising revenue is derived primarily from the sale of advertising time on our television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and in our internet business, and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with our networks.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2015 with 2014:

	Year Ended December 31,
	2015		2014		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	23,029.3	Ps.	25,465.7	(9.6)%
Network Subscription Revenue	3,595.4		2,854.4		26.0
Licensing and Syndication	7,707.9		6,548.0		17.7
Total Net Sales	Ps.	34,332.6	Ps.	34,868.1	(1.5)%
Operating Segment Income	Ps.	14,564.2	Ps.	15,534.3	(6.2)%

Content net sales, representing 38.1% and 42.8% of our total segment net sales for the years ended December 31, 2015 and 2014, respectively, decreased by Ps.535.5 million, or 1.5%, to Ps.34,332.6 million for the year ended December 31, 2015 from Ps.34,868.1 million for the year ended December 31, 2014.

Advertising revenue decreased by 9.6% during 2015.  This decrease was mainly due to: i) the re-structuring of our advertising sales business during 2015, which included an increase in the scatter market rates for the second half of 2015 and for the upfront rates of 2016.  Several of our clients were reluctant to accept the proposed increase in advertising prices, which deterred additional advertising purchases during the second half of 2015 and, while negotiations took place, delayed the closing of the upfront commitments for the 2016 calendar year; and ii) lower prices on our 2015 upfront rates, negotiated in 2014, as compared with the prior year.

Network Subscription Revenue increased by 26.0%. The growth in the full year was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and a positive translation effect on foreign-currency denominated revenues. During the year, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. Ten of the top 30 pay-TV networks in Mexico were produced by Televisa.

Licensing and Syndication revenue increase of 17.7% is mainly explained by a positive translation effect on foreign-currency-denominated revenues. This increase was partially offset by a decrease in royalties from Univision, from U.S.$313.7 million in 2014 to U.S.$311.1 million in 2015.

In the aggregate, the Content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.1,369.5 million.

Content operating segment income decreased by Ps.970.1 million, or 6.2%, to Ps.14,564.2 million for the year ended December 31, 2015 from Ps.15,534.3 million for the year ended December 31, 2014. The margin was 42.4%. The decrease in the margin by 220 basis points from 2014 is mainly explained by lower advertising revenues as a result of the restructuring of this business.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We bill our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. Advertising revenues are recognized at the time the advertising services are rendered (i.e., the advertising is broadcast). Upon broadcast of the corresponding advertising, advertisers are charged based on the price tariff previously agreed with them. Any upfront payments are recorded as liabilities until such time as the revenue is recognized. We are not committed with advertisers to achieve a certain rating upon broadcast nor do we charge on estimates but rather on actual agreed prices. Therefore, we do not have to account for any deficiency or provide any price adjustment.

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

We sold approximately 52%, 47% and 53% of total available national advertising time on our networks during prime time broadcasts in 2013, 2014 and 2015, respectively, and approximately 43%, 39% and 45% of total available national advertising time during all time periods in 2013, 2014 and 2015, respectively. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2015 and 2014, we had received Ps.16,442.7 million and Ps.16,695.9 million, respectively, of advertising deposits and advances for television advertising time during 2016 and 2015, respectively, representing approximately U.S.$955.1 million and U.S.$1,131.1  million, respectively, at the applicable year-end exchange rates. Approximately 71.1% and 59.3% of these deposits as of December 31, 2015 and 2014, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2015 and 2014 was 3.4 months and 4.5 months, respectively.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 21.3% and 21.5% of our total segment net sales for the years ended December 31, 2015 and 2014, respectively, increased by Ps.1,754.9 million, or 10.0%, to Ps.19,253.5 million for the year ended December 31, 2015 from Ps.17,498.6 million for the year ended December 31, 2014. The annual increase was driven by solid growth in the subscriber base of more than 646 thousand, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2015, the number of net active subscribers increased to 7,284,162 (including 178,915 commercial subscribers), compared with 6,638,032 (including 174,986 commercial subscribers) as of December 31, 2014. Sky closed 2015 with 192,024 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.761.0 million, or 9.3%, to Ps.8,972.3 million for the year ended December 31, 2015 from Ps.8,211.3 million for the year ended December 31, 2014, and the margin was 46.6%, in line with the margin from last year. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso, and by higher maintenance and leasing costs, as well as higher promotional expenses.

Cable

Cable net sales are derived from the provision of cable and telecommunication services, as well as advertising sales.  Net sales relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. Voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.  Net sales relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI, starting September 1, 2014, Cablecom and, starting January 1, 2015, Telecable.  Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.  Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable net sales, representing 31.6% and 25.7% of our total segment net sales for the years ended December 31, 2015 and 2014, respectively, increased by Ps.7,551.0 million, or 36.1%, to Ps.28,488.3 million for the year ended December 31, 2015 from Ps.20,937.3 million for the year ended December 31, 2014. This increase primarily reflected the consolidation of Cablecom starting on September 1, 2014 and of Telecable starting on January 1, 2015. Excluding Cablecom and Telecable, full year sales experienced a growth of 12.5%.

Voice and data revenue generating units, or RGUs, grew by 54.0% and 34.0% compared with 2014, respectively, and video RGUs grew by 21.0%. Excluding the acquisition of Telecable, Voice and Data RGUs, grew by 46.6% and 25.4% compared with 2014, respectively, while Video RGUs grew by 6.3%.

Cable operating segment income increased by Ps.3,522.7 million, or 44.7%, to Ps.11,405.6 million for the year ended December 31, 2015 from Ps.7,882.9 million for the year ended December 31, 2014, and the margin reached 40.0%, an increase of 230 basis points from 2014. These results primarily reflected the consolidation of Cablecom and Telecable, and continued growth in the cable and network platforms. These favorable variances were partially offset by higher programming costs mainly as a result of the depreciation of the Mexican peso and by higher maintenance, personnel and leasing costs and expenses. Excluding Cablecom and Telecable, full year operating segment income increased by 14.9%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2015 and 2014.

	2015	2014
Video	4,061,655	3,356,732
Broadband (data)	3,066,699	2,288,709
Voice	1,891,026	1,228,182
RGUs	9,019,380	6,873,623

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

Other Businesses net sales, representing 9.0% and 10.0% of our total segment net sales for the years ended December 31, 2015 and 2014, respectively, decreased by Ps.79.7 million, or 1.0%, to Ps.8,124.3 million for the year ended December 31, 2015 from Ps.8,204.0 million for the year ended December 31, 2014. Businesses that performed well included gaming and radio. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

Other Businesses operating segment income increased by Ps.102.0 million, or 15.7%, to Ps.753.2 million for the year ended December 31, 2015 from Ps.651.2 million for the year ended December 31, 2014. This increase reflects: i) an increase in the operating segment income of gaming and radio; ii) a decrease in the operating segment income of our soccer and feature-film distribution businesses; and iii) a change from operating segment income to operating segment loss in our publishing business.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.3,097.8 million, or 26.8%, to Ps.14,660.9 million for the year ended December 31, 2015 from Ps.11,563.1 million for the year ended December 31, 2014. This change primarily reflected an increase in such expense in our Cable and Sky segments. Excluding Cablecom and Telecable, full year depreciation and amortization expense experienced a growth of 14.3%.

Other Expense, Net

Other expense, net, decreased by Ps.4,953.2 million, to Ps.328.5 million for the year ended December 31, 2015, from Ps.5,281.7 million for the year ended December 31, 2014. This decrease reflected primarily the absence of a one-time non-cash loss of Ps.4,168.5 million on disposition of our former 50% joint venture in the Iusacell telecom business in the third quarter of 2014, as well as a non-recurring cash income of US$67.6 million (Ps.1,038.3 million) as a result of the early termination of a technical assistance agreement with Univision in the first quarter of 2015. These favorable effects were partially offset by a higher expense related to financial advisory and professional services, a non-recurrent severance expense in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, and a higher loss on disposition of property and equipment.

Other expense, net, for the year ended December 31, 2015, also included financial advisory and professional services, loss on disposition of property and equipment, donations, and a non-cash impairment charge related to goodwill and trademarks in our Publishing business.

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

•              foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and

•              other finance income or expense, net, including gains or losses from derivative instruments.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, decreased by Ps.4,206.0 million to Ps.122.9 million for the year ended December 31, 2015 from Ps.4,328.9 million for the year ended December 31, 2014. This favorable change reflected a Ps.6,228.6 million increase in other finance income, net, resulting primarily from (i) our exchange in July 2015 of Convertible Debentures issued by UHI, the controlling company of Univision, for warrants that are exercisable for UHI’s common stock, which included, as a consideration for such exchange, a cash amount of US$135.1 million (Ps.2,195 million) received from UHI; and (ii) a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of the Convertible Debentures, which effect was partially offset by the absence of a favorable change in fair value in 2014 resulting from an embedded derivative related to our former option to convert such Debentures into an equity stake of UHI. This favorable change in other finance income net, was partially offset by (i) a Ps.687.9 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2015; (ii) a Ps.299.9 million decrease in interest income explained primarily by the absence of interest income from our former investments in  the Convertible Debentures issued by UHI as these securities were exchanged in July 2015 for warrants that are exercisable for UHI’s common stock, and convertible debt instruments issued by Tenedora Ares, S.A.P.I. de C.V. as these securities were converted in August 2014 in connection with the acquisition of Cablecom, as well as a reduction in applicable interest rates on cash, cash equivalents and temporary investments; and (iii) a Ps.1,034.8 million increase in foreign exchange loss resulting primarily from the effect of a 16.6% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2015 compared with a 12.9% depreciation and a lower U.S. dollar liability position in 2014.

Share of Income or Loss of Associates and Joint Ventures, Net

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

Share of income of associates and joint ventures, net, increased by Ps.22.2 million to Ps.35.4 million for the year ended December 31,  2015 from Ps.13.2 million for the year ended December 31,  2014. This increase reflected mainly (i) our share in the income of Imagina, a communications company in Spain; and (ii) the absence of share of loss of our former Iusacell telecom business, as we disposed of this 50% joint venture in September 2014. These favorable effects were partially offset by a higher share of loss of UHI, the controlling company of Univision.

Income Taxes

Income taxes increased by Ps.3,351.3 million to Ps.6,332.2 million for the year ended December 31, 2015 compared with Ps.2,980.9 million for the year ended December 31, 2014. This increase reflected primarily a higher tax base.

The Mexican corporate income tax rate was 30% in each of the years 2015, 2014 and 2013. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% thereafter.

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

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including Cable and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests increased by Ps.153.4 million, or 12.1%, to Ps.1,426.3 million for the year ended December 31 2015, compared with Ps.1,272.9 million for the year ended December 31 2014. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.10,899.1 million for the year ended December 31, 2015, as compared to Ps.5,386.9 million for the year ended December 31, 2014. The net increase of Ps.5,512.2 million reflected:

•              a Ps.4,788.7 million increase in operating income;

•              a Ps.4,206.0 million decrease in finance expense, net; and

•              a Ps.22.2 million increase in share of income of jointly controlled entities and associates, net.

These changes were partially offset by:

•              a Ps.3,351.3 million increase in income taxes; and

•              a Ps.153.4 million increase in net income attributable to non-controlling interests.

Results of Operations for the Year Ended December 31, 2014
Compared to the Year Ended December 31, 2013

Total Segment Results

Net Sales

Net sales increased by Ps.6,327.7 million, or 8.6%, to Ps.80,118.4 million for the year ended December 31, 2014 from Ps.73,790.7 million for the year ended December 31, 2013.  This increase was attributable to revenue growth across all our business segments, principally in our Sky and Cable segments, including the consolidation of Cablecom, a cable company, starting September 1, 2014.

Cost of Sales

Cost of sales increased by Ps.2,103.2 million, or 6.5%, to Ps.34,376.8 million for the year ended December 31, 2014 from Ps.32,273.6 million for the year ended December 31, 2013.  This increase was due to higher costs in all our business segments, principally in our Content and Cable segments reflecting the consolidation of Cablecom.

Selling Expenses

Selling expenses increased by Ps.1,216.4 million, or 18.4%, to Ps.7,822.0 million for the year ended December 31, 2014 from Ps.6,605.6 million for the year ended December 31, 2013.  This increase was attributable to higher selling expenses primarily in our Sky and Cable segments due to the consolidation of Cablecom.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.874.8 million, or 14.0%, to Ps.7,118.4 million for the year ended December 31, 2014 from Ps.6,243.6 million for the year ended December 31, 2013.  The growth reflects an increase in administrative expenses principally in our Cable segment due to the consolidation of Cablecom. This increase includes an increase of 24.0% in corporate expenses.

Corporate expense increased by Ps.286.0 million, to Ps.1,478.5 million in 2014, from Ps.1,192.5 million in 2013. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2014 and 2013 amounted to Ps.844.8 million and Ps.605.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.239.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Cable segment, as well as the increase in the market price of our CPO from last year.

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

Content net sales increased by Ps.1,050.5 million, or 3.1%, to Ps.34,868.1 million for the year ended December 31, 2014 from Ps.33,817.6 million for the year ended December 31, 2013.

Advertising revenue increased by 2.4%. These results were adversely affected by new regulation effective July 2014 that restricts television advertising for high-caloric foods and beverages during certain time slots. For the full year, advertising on pay-TV networks represented 6.0% of our total advertising revenues.

Network Subscription Revenue decreased by 12.5%. These results reflect forgone revenue as a result of the implementation of the must-offer regulation that came into effect with the constitutional reform in matters of telecommunications. The must-offer regulation, that came into effect in September 2013, requires us to allow the retransmission free of charge and on a nondiscriminatory basis of free-to-air television signals to pay-TV concession holders that operate in the same area of geographic coverage, subject to certain conditions being met, among others, that the retransmission is made without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the regulations. This effect was partially offset by the addition of pay-TV subscribers in Mexico and abroad.

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

Sky

Sky net sales increased by Ps.1,400.3 million, or 8.7%, to Ps.17,498.6 million for the year ended December 31, 2014 from Ps.16,098.3 million for the year ended December 31, 2013. The increase was driven by solid growth in the subscriber base of 622,557, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2014, the number of net active subscribers increased to 6,638,032 (including 174,986 commercial subscribers), compared with 6,015,475 (including 168,063 commercial subscribers) as of December 31, 2013. Sky closed 2014 with 192,358 subscribers in Central America and the Dominican Republic.

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

Cable

Cable net sales increased by Ps.3,798.5 million, or 22.2%, to Ps.20,937.3 million for the year ended December 31, 2014 from Ps.17,138.8 million for the year ended December 31, 2013.  This increase includes the consolidation, starting September 1, 2014, of Ps.1,369.7 million revenues from Cablecom. Excluding Cablecom, full year sales experienced a growth of 14.2%.

Also excluding the acquisition of Cablecom, Voice and Data revenue generating units, or RGUs, grew 18.2% and 21.2% compared with last year, respectively, while Video RGUs grew by 4.3%.

Cable operating segment income increased by Ps.1,751.1 million, or 28.6%, to Ps.7,882.9 million for the year ended December 31, 2014 from Ps.6,131.8 million for the year ended December 31, 2013.  These results primarily reflected the consolidation of Cablecom, which contributed with Ps.638.1 million to operating segment income, continued growth in the cable platforms and Bestel, and the benefit from lower programming costs as a result of the must-offer regulation. These favorable variances were partially offset by the increase in maintenance costs, personnel costs, and advertising spending during the year. Excluding Cablecom, full year operating segment income increased by 18.2%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2014 and 2013.

	2014	2013
Video	3,356,732	2,495,312
Broadband (data)	2,288,709	1,666,788
Voice	1,228,182	915,927
RGUs	6,873,623	5,078,027

Other Businesses

Other Businesses net sales increased by Ps.130.7 million, or 1.6%, to Ps.8,204.0 million for the year ended December 31, 2014 from Ps.8,073.3 million for the year ended December 31, 2013.  Businesses that performed well include feature-film distribution, gaming, and radio. The feature-film distribution business distributed hits such as The Hunger Games: Mockingjay and Cásese Quien Pueda. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

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

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,716.7 million, or 17.4%, to Ps.11,563.1 million for the year ended December 31, 2014 from Ps.9,846.4 million for the year ended December 31, 2013.  This change primarily reflected an increase in such expense in our Sky and Cable segments (Cablecom’s depreciation and amortization expense amounted to Ps.488.9 million).

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

Finance expense, net, increased by Ps.5,213.6 million to Ps.4,328.9 million for the year ended December 31, 2014 from finance income, net of Ps.884.7 million for the year ended December 31, 2013. This increase primarily reflected (i) a Ps.748.3 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2014; (ii) a Ps.1,107.4 million increase in foreign exchange loss resulting primarily from the effect of a 12.9% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2014 compared with a 1.8% depreciation and a lower U.S. dollar liability position in 2013; and (iii) a Ps.3,555.6 million decrease in other finance income, net, resulting  primarily from a lower finance income resulting from a change in fair value of the embedded derivate related to our option to convert debentures issued by the controlling company of Univision (“UHI”)  into an equity stake of UHI. These unfavorable variances were partially offset by a Ps.197.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2014.

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

The Mexican corporate income tax rate was 30% in each of the years 2014, 2013 and 2012. In accordance with the 2014 Tax Reform, the corporate income tax rate will remain 30% thereafter.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including Cable and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests decreased by Ps.1,213.0 million, or 48.8%, to Ps.1,272.9 million for the year ended December 31, 2014 from Ps.2,485.9 million for the year ended December 31, 2013. This decrease primarily reflected a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2015	2014	2013
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	16.6%	12.9%	1.8%
Mexican inflation rate(2)	2.1	4.1	4.0
U.S. inflation rate	0.7	0.8	1.5
Increase in Mexican GDP(3)	2.5	2.3	1.3

(1)               Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.12.85 per U.S. Dollar as of December 31, 2012; Ps.13.0750 per U.S. Dollar as of December 31, 2013; Ps. 14.7613 as of December 31, 2014 and Ps. 17.2160 as of December 31, 2015.

(2)               Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 107.2 in 2012; 111.5 in 2013; 116.1 in 2014 and 118.5 in 2015.

(3)               In the case of GDP information for 2014 and 2013, as reported and/or restated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2015, as estimated by INEGI.

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

•                  Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2015, 2014 and 2013:

	Year Ended December 31,
	2015		2014		2013
			(Millions of U.S. Dollars)
Revenues	U.S.$	943	U.S.$	956	U.S.$	934
Operating costs and expenses	859		707		647

On a consolidated basis, in 2015, 2014 and 2013, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain vulnerable to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso depreciation and reduce our overall exposure to the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the depreciation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso depreciations. See “Key Information — Risk Factors — Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk — Market Risk Disclosures” and Note 4 to our consolidated year-end financial statements.

IFRS

As required by regulations issued by the Mexican Banking and Securities Commission for listed companies in Mexico, beginning on January 1, 2012, we discontinued using Mexican FRS as issued by the Mexican Financial Reporting Standards Board and began using IFRS as issued by the IASB for financial reporting purposes.

Our consolidated financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2016. The Company’s management is in the process of assessing the potential impact of these pronouncements on our consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

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

Amendments to IAS 27 Equity Method in Separate Financial Statements were issued in August 2014 and will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

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

Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. We are expected to be impacted to some extent by the significant increase in required disclosures. The Company’s management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues applying. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. The Company’s management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, investments in associates and joint ventures, the evaluation of definite lived and indefinite lived long-lived assets, deferred income taxes, fair value measurements and exchange of Convertible Debentures. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

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

Assuming a hypothetical 10% decrease in expected future revenue from our programming as of December 31, 2015, the balance of such programming would decrease in the amount of Ps.228,718 with a corresponding increase in programming amortization expense.

(b)                                 Investments in Associates and Joint Ventures

Some of our investments are structured as investments in associates and joint ventures (see Notes 2 (c) and 10 to our consolidated year-end financial statements). As a result, the results of operations attributable to these investments are not consolidated with the results of our various segments for financial reporting purposes, but are reported as share of income or loss of associates and joint ventures in the consolidated statement of income (see Note 10 to our consolidated year-end financial statements).

In the past, we have made significant capital contributions and loans to our associates and joint ventures, and we may in the future make additional capital contributions and loans to at least some of our joint ventures. In the past, some of these ventures have generated, and they may continue to generate, operating losses and negative cash flows as they continue to build and expand their respective businesses.

We periodically evaluate our investments in these associates and joint ventures for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, we evaluate whether any declines in value are other than temporary. We have taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, there can be no assurance that our future evaluations will not result in recognizing additional impairment charges for these investments.

Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans guarantees we have provided to these associates and joint ventures, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, we periodically evaluate whether to continue to account for its various investments under the equity method.

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

During 2015 and 2014, we recorded impairments for goodwill and other indefinite-lived intangible assets related to our Publishing business, which is classified into the Other Businesses segment. During 2013, we recorded impairments for goodwill and other indefinite-lived intangible assets related to our joint venture investment in capital stock of GSF (see Notes 10 and 12 to our consolidated year-end financial statements). Other than in the Publishing business, we believe that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

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

(g)                                 Exchange of Convertible Debentures due 2025 issued by UHI for Warrants issued by UHI

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risks and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

The Company’s management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that we paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than other that would be required for a contract with similar response to changes in market factors; therefore, we classified the Warrants issued by UHI as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation (see Notes 3, 9, 10 and 14 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2015, 2014 and 2013 (in thousands of Pesos):

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,873,243		—		5,873,243		—
Warrants issued by UHI	35,042,577		—		—		35,042,577
Total	Ps.	46,246,268	Ps.	5,330,448	Ps.	5,873,243	Ps.	35,042,577
Liabilities:
Derivative financial instruments	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—
Total	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,511,768		—		5,511,768		—
1.5% Convertible Debentures due 2025 issued by UHI	10,421,478		—		—		10,421,478
Embedded derivative UHI	17,447,857		—		—		17,447,857
Shares of Common Stock of Imagina	836,037		—		—		836,037
Derivative financial instruments	2,894		—		2,894		—
Total	Ps.	39,008,619	Ps.	4,788,585	Ps.	5,514,662	Ps.	28,705,372
Liabilities:
Derivative financial instruments	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—
Total	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—

	Balance as of December 31, 2013		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	3,722,976	Ps.	3,722,976	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	4,015,105		—		4,015,105		—
1.5% Convertible Debentures due 2025 issued by UHI	7,675,036		—		—		7,675,036
Embedded derivative UHI	14,761,677		—		—		14,761,677
Shares of Common Stock of Imagina	1,169,002		—		—		1,169,002
Convertible debt instruments issued by Ares	6,446,000		—		—		6,446,000
Embedded derivative Ares	771,000		—		—		771,000
Long-term debt instrument issued by Ares	2,521,999		—		—		2,521,999
Derivative financial instruments	8,388		—		8,388		—
Total	Ps.	41,091,183	Ps.	3,722,976	Ps.	4,023,493	Ps.	33,344,714
Liabilities:
Derivative financial instruments	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—
Total	Ps.	335,336	Ps.	—	Ps.	335,336	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2015, 2014 and 2013.

	2015		2014		2013
Balance at beginning of year	Ps.	28,705,372	Ps.	33,344,714	Ps.	17,469,881
Included in finance income or expense	4,275,122		3,082,374		5,441,710
Included in other comprehensive income	4,027,621		2,454,884		940,379
Additional investment in Imagina	341,710		—		—
Exchange of Convertible Debentures, reclassification of investment in Imagina and partial exercise of Warrants	(32,889,675)		—		—
Warrants	30,582,427		—		—
Acquisition of Cablecom	—		(10,176,600)		—
Long-term debt instrument issued by Ares	—		—		2,492,744
Convertible debt instrument and Embedded derivative issued by Ares	—		—		7,000,000
Balance at the end of year	Ps.	35,042,577	Ps.	28,705,372	Ps.	33,344,714

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

As of December 31, 2014 and 2013, we have made judgments and used several estimates and assumptions for determining the fair value calculations of the UHI Convertible Debentures due 2025, the UHI embedded derivative, the Ares convertible debt instruments, the Ares embedded derivative and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. We also utilize risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

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

UHI Convertible Debentures due 2025

On December 20, 2010, we made a cash investment in the form of Convertible Debentures due 2025 issued by UHI (formerly known as BMP), the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606.5 million), which were convertible at our option into additional shares currently equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States and other conditions.  Our option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 4 and 9 to our consolidated year-end financial statements).

We determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions.  These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. Our estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business.  Since the described methodology was an internal model with significant unobservable inputs, the Convertible Debentures were classified in Level 3.

In the case of the embedded derivative in the UHI Convertible Debentures, we used recognized industry standard option pricing models (“OPM”). The OPM requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stocks expected volatility. The UHI stock’s spot price at valuation date was obtained by using a discounted projected cash flow model that used the inputs described in the paragraph above. The UHI stock’s volatility was obtained from publicly available information about comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology is an internal model with significant unobservable inputs, the UHI embedded derivative was classified as Level 3.

Unobservable inputs that contributed to a significantly higher fair value measurement of our investment in UHI as of December 31, 2014, included better financial performance primarily in consolidated revenue and net income for the year ended December 31, 2014 and 2013 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 and 2013 included UHI stock’s spot price of U.S.$402 and U.S.$350, respectively, and UHI stock’s expected volatility of 24% and 26%, respectively.

UHI Warrants

In July 2015, we exchanged our investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable, subject to existing laws, regulations and other conditions, for UHI’s common stock.

We determined the fair value of its investment in Warrants using the Black-Scholes model (“BSM”). The BSM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of December 31, 2015 included UHI stock’s spot price of U.S.$443 per share and UHI stock’s expected volatility of 29%.

Ares Convertible and Long-term Debt Instruments

In July 2013, we made an investment in the principal amount of Ps.7,000 million in convertible debt instruments which, subject to regulatory approvals, would allow us to acquire 95% of the equity interest of Ares, owner of 51% of the equity interest of Cablecom. In addition, as part of this transaction, we also invested in a long-term debt instrument issued by Ares in the principal amount of U.S.$195 million. The Ares convertible and long-term debt instruments were converted into equity in August 2014.

We determined the fair value of the convertible debt instruments as of December 31, 2013 using the expected present value valuation methodology based on post-tax discontinued cash flow. The expected present value methodology requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of  5.5% to 6.5% among others. Our estimates for market growth were based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and were based on assumptions that were consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology was an internal model with significant unobservable input, the convertible debt instruments were classified in Level 3 as of December 31, 2013.

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

Our Corporate Finance Department has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRSs. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

Sensitivity analysis is performed on our investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by our Corporate Finance Department.

As of December 31, 2015, 2014 and 2013 the effect on consolidated income and consolidated equity of changing  the main  assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably  possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2015		Least Favorable Assumptions 2015		Most Favorable Assumptions 2015		Least Favorable Assumptions 2015
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)
Total			Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2014		Least Favorable Assumptions 2014		Most Favorable Assumptions 2014		Least Favorable Assumptions 2014
UHI Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	1,066,694	Ps.	(958,700)
Embedded derivate UHI	Volatility	+/-10%	356,675		(342,412)		—		—
Shares of common stock of Imagina	Exit multiple/ discount rate	+/-10%	—		—		151,551		(148,966)
Total			Ps.	356,675	Ps.	(342,412)	Ps.	1,218,245	Ps.	(1,107,666)

			Potential Impact on Consolidated Income Statement				Potential Impact on Total Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2013		Least Favorable Assumptions 2013		Most Favorable Assumptions 2013		Least Favorable Assumptions 2013
UHI Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	836,964	Ps.	(745,036)
Ares Convertible and Long- term Debt Instruments	Discount rate	-/+1	—		—		270,000		(258,000)
Embedded derivate UHI	Volatility	+/-10%	259,728		(225,823)		—		—
Embedded derivate Ares	Stock´s spot price	+/-2.5%	156,118		(156,118)		—		—
Shares of common stock of Imagina	Exit multiple/ discount rate	+/-10%	—		—		104,311		(67,977)
Total			Ps.	415,846	Ps.	(381,941)	Ps.	1,211,275	Ps.	(1,071,013)

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity.  We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2015, 2014 and 2013, we had received Ps. 16,442.7 million, Ps. 16,695.9 million and Ps. 18,874.1 million, respectively, of advertising deposits for television advertising during 2015, 2014 and 2013, respectively, representing U.S.$1.0 billion, U.S.$1.1 billion and U.S.$1.4 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2015, represented a 1.5% decrease, as compared to year-end 2014, and the deposits as of December 31, 2014, represented a 11.5% decrease, as compared to year-end 2013. Approximately 71.1%, 59.3% and 60.4% of the advance payment deposits as of December 31, 2015, 2014 and 2013, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2015, 2014 and 2013, was 3.4 months, 4.5 months and 4.9 months, respectively.

During the year ended December 31, 2015, we had a net increase in cash and cash equivalents of Ps.19,667.8 million, as compared to a net increase in cash and cash equivalents of Ps.13,037.3 million during the year ended December 31, 2014.

Net cash provided by operating activities for the year ended December 31, 2015, amounted to Ps.31,285.6 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.14,660.9 million; net unrealized foreign exchange loss of Ps.4,032.9 million; interest expense of Ps.6,239.4 million; other amortization of Ps.304.9 million; provisions for related party transactions of Ps.1,024.5 million; gain in reclassifications from accumulated other comprehensive income of Ps.5,262.6 million; gain in other finance income net of Ps.917.7 million; interest income of Ps.378.7 million; equity in gain of affiliates of Ps.35.4 million; income from UHI of Ps. 2,195.0 million; and gain on disposition of investments of Ps.76.3 million. Income taxes paid for the year ended December 31, 2015 amounted to Ps.7,823.7 million.

Net cash used for investing activities for the year ended December 31, 2015, amounted to Ps.23,781.6 million, and was primarily used for investments in property, plant and equipment of Ps.25,524.1 million; held-to-maturity and available-for-sale investments of Ps.89.6 million; equity method and other investments of Ps.10,088.9 million; and investments in goodwill and other intangible assets of Ps.1,553.8 million; which effect was partially offset by an income from UHI of Ps. 2,195.0 million; disposition of investment in GSF of Ps. 10,335.8 million; and temporary investments of Ps.16.1 million.

Net cash provided for financing activities for the year ended December 31, 2015, amounted to Ps.12,032.9 million, a and was primarily provided by the issuance of  Senior Notes due 2026 in the amount of Ps.4,903.7 million;  issuance of  Senior Notes due 2046 in the amount of Ps.14,716.6 million; issuance of Notes due 2022 in the amount of Ps.4,988.7 million; and credit agreements with certain Mexican banks in the amount of Ps.2,487.9 million; which effect was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million;  interest paid of Ps.5,938.7 million; prepayment and repayment of debt and lease payments of Ps.7,194.1 million; derivative financial instruments of Ps.372.0 million; and dividends to non-controlling interest of Ps.475.1 million.

We expect to fund our operating cash needs during 2016, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand.  We intend to finance our potential investments or acquisitions in 2016 through available cash from operations, cash on hand and/or borrowings.  The amount of borrowings required to fund these cash needs in 2016 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

During the year ended December 31, 2014, we had a net increase in cash and cash equivalents of Ps.13,037.3 million, as compared to a net decrease in cash and cash equivalents of Ps.2,371.3 million during the year ended December 31, 2013.

Net cash provided by operating activities for the year ended December 31, 2014, amounted to Ps.28,462.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.11,563.1 million; net unrealized foreign exchange loss of Ps.2,133.5 million; interest expense of Ps.5,551.5 million; other amortization of Ps.213.2 million; gain in other finance income net of Ps.1,286.0 million; interest income of Ps.417.8 million; equity in gain of affiliates of Ps.13.2 million; and loss on disposition of investments of Ps.4,168.5 million. Income taxes paid for the year ended December 31, 2014 amounted to Ps.4,117.4 million.

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

Net cash provided by operating activities for the year ended December 31, 2013, amounted to Ps.23,806.2 million.  Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.9,846.4 million; net unrealized foreign exchange loss of Ps.128.6 million; interest expense of Ps.4,803.2 million; other amortization of Ps.185.1 million; gain in other finance income net of Ps.4,841.7 million; and equity in losses of affiliates of Ps.5,660.0 million.  Income taxes paid for the year ended December 31, 2013 amounted to Ps.4,794.7 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2016, we:

•                  expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,630.0 million, of which approximately U.S.$1,100.0 million and approximately U.S.$390.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments;

•                 expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.60.0 million (U.S.$3.5 million); and

•                  expect to acquire the remaining 50% equity interest of TVI in the aggregate amount of Ps.6,750.0 million (U.S.$392.1 million), including the assumption of long-term liabilities in the aggregate amount of Ps.4,750.0 million (U.S.$275.9 million), with maturities between 2017 and 2020, and a cash payment of Ps.2,000.0 million (U.S.$116.2 million).

During 2015, we:

•                  made aggregate capital expenditures for property, plant and equipment totaling U.S.$1,605.4 million, of which U.S.$1,077.2 million and U.S.$361.6 million are for the expansion and improvements of our Cable  and Sky segments, respectively, and the remaining U.S.$166.6 million is for our Content segment and other segments;

•                 acquired, through a series of transactions, all of the equity interest of Telecable for an aggregate consideration of Ps.10,001.8 million (U.S.$667.7 million). Telecable is a cable company that provides video, data and telephone services primarily in six states of Mexico;

•                 provided financing to GTAC in connection with a long-term credit facility and our 33.3% interest in GTAC in the aggregate principal amount of Ps.101.9  million; and

•                 acquired additional shares of Imagina for the aggregate cash amount of  Ps.341.7 million and increased our equity stake in Imagina from 14.5% to 19.9%.

During 2014, we:

•                  made aggregate capital expenditures for property, plant and equipment approximately U.S.$1,275.8 million, of which U.S.$702.9 million and U.S.$388.8 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining U.S.$184.1 million is for our Content segment and other segments;

•                  made an investment in the amount of Ps.5,908.0 million to purchase, pursuant to applicable regulations, all of the equity interest of Cablecom; and

•                  provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps. 121.5 million.

During 2013, we:

•                  made aggregate capital expenditures for property, plant and equipment totaling U.S.$1,157.8 million, of which U.S.$599.9 million and U.S.$397.7 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining U.S.$160.2 million was for our Content segment and other segments;

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

Refinancings. In May 2013, we concluded the offering of Ps.6,500 million aggregate principal amount of 7.25% Senior Notes due 2043 registered with both the SEC and the Mexican Banking and Securities Commission. We used the net proceeds for general corporate purposes. In April 2014, we concluded the offering of Ps.6,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2021 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We used the net proceeds of the offering for general corporate purposes.  In May 2015, we concluded the offering of Ps. 5,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2022 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We used the net proceeds of the offering for general corporate purposes and working capital. In November 2015, we concluded the offering of $300 million aggregate amount of 4.625% Senior Notes due 2026 and $900 million aggregate principal amount of 6.125% Senior Notes due 2046. We used the net proceeds for general corporate purposes including capital expenditures associated with the continued growth of our Cable segment.

In March 2016, (i) our Sky segment entered into a long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%, and prepaid an intercompany long-term loan in the principal amount of  Ps.3,500 million; and (ii) we prepaid a portion of our Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532 million.

Indebtedness. As of December 31, 2015, our consolidated long-term portion of debt amounted to Ps.107,430.8 million, and our consolidated current portion of debt was Ps.4,164.1.  As of December 31, 2014, our consolidated long-term portion of debt amounted to Ps.80,660.5 million and our consolidated current portion of debt was Ps.1,312.1 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2015 and 2014, in the aggregate amount of Ps.1,387.9 million and Ps.1,268.9 million, respectively, and interest payable in the aggregate amount of  Ps.1,184.2 and Ps.974.9 in 2015 and 2014, respectively. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.  The following table sets forth a description of our net outstanding indebtedness as of December 31, 2015, net of unamortized finance costs and interest payable (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2015 Actual		Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	Ps.	8,652.0	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	5,270.2		8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	10,169.1		6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,517.4		8.49%	Pesos	2037
6.625% Senior Notes(2)	10,492.8		6.625%	U.S. Dollars	2040
7.25% Senior Notes(2)	6,490.1		7.25%	Pesos	2043
5.000% Senior Notes (2)	16,842.8		5.000%	U.S. Dollars	2045
4.625% Senior Notes (2)	5,077.3		4.625%	U.S. Dollars	2026
6.125% Senior Notes (2)	15,508.2		6.125%	U.S. Dollars	2046
7.38% Notes(3)	10,099.2		7.38%	Pesos	2020
TIIE+ 0.35% Notes (3)	5,997.6		3.71%	Pesos	2021
TIIE+ 0.35% Notes (3)	4,994.2		3.78%	Pesos	2022
Santander loan (4)	1,781.2		4.251%	Pesos	2016
HSBC loan(4)	2,497.9		4.728%	Pesos	2018
Santander loan (4)	499.8		3.8505%	Pesos	2016
Santander loan (5)	250.6		4.8475%	Pesos	2020
Santander loan (5)	249.5		4.7525%	Pesos	2019
Banco Mercantil del Norte loan (“Banorte”) (5)	1,489.2		4.6154%	Pesos	2022
HSBC loan (5)	390.3		5.2525%	Pesos	2019
HSBC loan (5)	299.8		4.7500%	Pesos	2019
Other debt (5)	25.6		5.9100%	Pesos	2017
Total debt	111,594.8				16.9 years	(6)
Less: Current maturities of long-term debt	4,164.1				2016
Total long-term debt	Ps.	107,430.7
Finance lease obligations:
Satellite transponder lease obligations (7)	Ps.	4,879.9	7.30%	U.S. Dollars	2027
Other (8)	925.2		7.104%	Various	2016 to 2022
Total finance lease obligations	5,805.1
Less: Current portion	511.6				2016
Finance lease obligations, net of current portion	Ps.	5,293.6

(1)               U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.17.2160 per U.S. Dollar, the Interbank Rate, as reported by Banamex, as of December 31, 2015.

(2)               The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, U.S.$300 million, Ps.4,500 million, U.S.$600 million, Ps.6,500 million, U.S.$1,000 million and U.S.$900 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries.  Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually.  These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount.  Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds.  The Senior Notes due 2018, 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.280%, 99.385%, 99.431%, 98.319%, 99.733%, 96.534% and 99.677%, respectively, for a yield to maturity of 6.097%, 4.700%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively.  The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively.  The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.  The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the SEC. The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission.

(3)               In 2010, April 2014 and May 2015, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021 and 2022, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000 million, Ps.6,000 million and P.S. 5,000 million, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 0.35% per annum and is payable every 28 days. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group´s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)               In 2015, also includes long-term bank loans entered into by the Company with a Mexican bank in September 2014 and January 2015, in the principal amount of Ps. 1,782 million, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016 and in the principal amount of Ps.500 million, with a maturity in 2016, and annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 0 and 30 basis points in 2015, and a range between 30 and 80 basis points in 2016.

(5)               Include outstanding balance in the aggregate principal amount of Ps.2,709.2 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2016 and 2022, bearing  interest at an annual  rate in the range of TIIE plus a range between 130 and 250 basis points which is payable on a monthly basis. Under the terms of the credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)               Actual weighted average maturity of long-term debt as of December 31, 2015.

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

(8)               Includes minimum lease payments of property and equipment and intangible assets under leases that qualify as capital leases. Also, includes a subsidiary of the Company that entered into a lease agreement with GTAC, a related party for the right to use certain capacity of a telecommunications network to 2029. This lease provides for annual payments to 2020 and 2021. The other capital leases have terms which expire at various dates between 2016 and 2019.

Interest Expense.  Interest expense for the years ended December 31, 2015, 2014 and 2013 was Ps.6,239.4 million , Ps.5,551.5 million and Ps. 4,803.1 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2015		2014		2013
Interest payable in U.S. Dollars	U.S.$	216.3	U.S.$	193.7	U.S.$	160.6
Amounts currently payable under Mexican withholding taxes(2)		9.8		8.6		6.9
Total interest payable in U.S. Dollars	U.S.$	226.1	U.S.$	202.3	U.S.$	167.5
Peso equivalent of interest payable in U.S. Dollars	Ps.	3,588.2	Ps.	2,690.2	Ps.	2,152.7
Interest payable in Pesos		2,651.2		2,861.3		2,650.4
Total interest expense	Ps.	6,239.4	Ps.	5,551.5	Ps.	4,803.1

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

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2015 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2016 to December 31, 2016		12-36 Months January 1, 2017 to December 31, 2018		36-60 Months January 1, 2019 to December 31, 2020		Maturities Subsequent to December 31, 2020
	(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	500,000	U.S.$	—	U.S.$	—
6.625% Senior Notes due 2025	600,000		—		—		—		600,000
8.5% Senior Notes due 2032	300,000		—		—		—		300,000
8.49% Senior Notes due 2037	261,385		—		—		—		261,385
6.625% Senior Notes due 2040	600,000		—		—		—		600,000
7.38% Notes due 2020	580,855		—		—		580,855		—
7.25% Senior Notes due 2043	377,556		—		—		—		377,556
5.000% Senior Notes due 2045	1,000,000		—		—		—		1,000,000
4.625% Senior Notes due 2026	300,000		—		—		—		300,000
6.125% Senior Notes due 2046	900,000		—		—		—		900,000
TIIE+0.35 Notes due 2021	348,513		—		—		—		348,513
TIIE+0.35 Note s due 2022	290,428		—		—		—		290,428
Santander loan due 2016	103,508		103,508		—		—		—
HSBC loan due 2018	145,213		36,303		108,910		—		—
Santander loan due 2016	29,043		29,043		—		—		—
Banco Mercantil del Norte loan due 2022	86,665		—		20,106		24,128		42,431
HSBC loan due 2019	22,750		3,776		7,551		11,423		—
HSBC loan due 2019	17,426		—		—		17,426		—
Santander loan due 2019	14,521		—		—		14,521		—
Santander loan due 2020	14,521		—		—		14,521		—
Other debt	1,487		562		925		—		—
Long-term debt	6,493,871		173,192		637,492		662,874		5,020,313
Accrued Interest	68,786		68,786		—		—		—
Satellite transponder obligation	283,454		15,831		35,337		40,873		191,413
Other capital lease obligations	53,739		13,883		19,593		17,029		3,234
Transmission rights(1)	300,608		143,943		111,207		29,782		15,676
Total contractual obligations	U.S.$	7,200,458	U.S.$	415,635	U.S.$	803,629	U.S.$	750,558	U.S.$	5,230,636

(1)               This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2015:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2016 to December 31, 2016		12-36 Months January 1, 2017 to December 31, 2018		36-60 Months January 1, 2019 to December 31, 2020		Maturities Subsequent to December 31, 2020
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	7,022,723	U.S.$	349,529	U.S.$	798,996	U.S.$	745,745	U.S.$	5,128,453
Interest on capital lease obligations	146,534		21,869		39,035		33,899		51,731
Lease commitments(2)	181,720		37,103		61,115		48,854		34,648
Programming(3)	55,034		16,545		20,158		18,331		—
Transmission rights(3)	897,760		59,730		45,250		130,800		661,980
Capital expenditures commitments	26,119		26,119		—		—		—
Satellite transponder commitments(4)	24,397		9,904		13,851		642		—
Committed financing to GTAC(5)	3,485		3,485		—		—		—
Total contractual obligations	U.S.$	8,357,772	U.S.$	524,284	U.S.$	978,405	U.S.$	978,271	U.S.$	5,876,812

(1)               Interest to be paid in future years on outstanding debt as of December 31, 2015, was estimated based on contractual interest rates and exchange rates as of that date.

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

(5)               In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2016 in the aggregate principal amount of Ps.60 million (U.S.$3.5 million).

Item 6.                                 Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors.  Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 28, 2016 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision, Grupo Financiero Banorte, Fomento Económico Mexico S.A.B. de C.V. and Former Chief Financial Officer of Grupo Televisa	April 1997
Alberto Baillères González (08/22/31)

Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo and Petrobal, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autónomo de México and Associate Founder of Fundación Alberto Baillères

		Director of Grupo Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and J.P. Morgan International Council U.S.A.	April 2004
Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit & Corporate Practices Committee and Member of the Executive Committee of the Company	Former Legal Advisor to the Board of the Company	December 1990
José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations of Grupo Televisa, Member of the Board of Univision and former General Director of Programming of Grupo Televisa	April 1998

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Francisco José Chévez Robelo (07/03/29)	Chairman of the Audit and Corporate Practices Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión

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

April 2007
José Luis Fernández Fernández (05/18/59)	Partner of Chévez, Ruíz, Zamarripa y Cia., S.C. Member of the Audit and Corporate Practices Committee of Grupo Televisa	Member of the Board of Directors of Mexichem, Arca Continental Corporativo, Genomma Lab Internacional, Unifin Financiera and Controladora Vuela Compañía de Aviación and Apuestas Internacionales.	April 2002
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa

Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Michael Thomas Fries (02/06/63)	President, Chief Executive Officer and Director of Liberty Global, plc.

Steering Committee Member of the World Economic Forum — Information Technology and Communications, Trustee or Board Member of Lions Gate Entertainment Corp., Alliance for Choice in Education, Biennial of the Americas — Denver, Cable Center, Cable Television Laboratories, Inc., Colorado Academy, Museum of Contemporary Art- Denver, Teach for America, Colorado and Wesleyan University

April 2015
Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999
Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México	Member of the Board of Grupo Financiero Banamex Accival	April 1992
Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros y Videos and Editorial Vuelta	Member and Chairman of the Board of Quadrant and President of the Board of Directors of Productora Contadero	April 1996
Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C., and former Controller of Televisa Corporation	April 2015
Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial, and Member of the Board of Grupo GEPP.	April 2009
Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Grupo Kuo, Chairman of the Board of Dine and Chairman of the Board of Desc	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial	April 1992
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company, LLC	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	Owner of Eduardo Tricio Haro Company

Chairman of the Board of Grupo Lala and Fundación Lala, Member of the Boards of Grupo Aeroméxico, Grupo Financiero Banamex, Banxico, Bolsa Mexicana de Valores, Mexichem, Corporación Aura Solar, Grupo Porres, Centro Cultural Arocena Laguna, Hospital Infantíl de México “Federico Gómez”, Instituto Tecnológico de Estudios Superiores de Monterrey-Campus México and Universidad de Cantabria España and Vice President of Consejo Mexicano de Negocios.

May 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Discovery Communications, Inc.

Member of the Boards of Sirius XM Radio, Inc., Lions Gate Entertainment Corp., Univision Communications Inc., the National Cable & Telecommunications Association, The Cable Center, Center for Communication, Skills for America’s Future, Mt. Sinai Medical Center, the USC Shoah Foundation, the Partnership for New York City and the Paley Center for Media.

April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Alternate Director of Coca Cola FEMSA and former Member of the Board of Convera Corporation	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Chief Executive Officer of Telesistema Mexicano and President of the Board of Directors of Television Independiente de México and Televimex	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	March 2000
Leopoldo Gómez González Blanco (04/06/59)	Vice President — News of Grupo Televisa	Former Director of Information to the Presidency of Grupo Televisa	April 2003

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit and Corporate Practices Committees of Grupo Televisa and Empresas Cablevisión	Member of the Board and Audit Committee of Blazky and Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México	April 2002
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.A.	Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión	April 2002
Guadalupe Phillips Margain (02/07/71)	Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V.

Former Vice President of Finance and Risk of Grupo Televisa, Former Chief Financial Officer of Empresas Cablevisión and Member of the Board of Directors of Evercore Casa de Bolsa and Grupo Financiero Banorte

April 2012

Our Board of Directors

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

Election of Directors.  A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders.  At our general annual stockholders’ meeting held on April 28, 2016, a majority of the holders of the Series “A” Shares voting together elected, eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected, five of our directors and corresponding alternates.  At our special stockholders’ meetings, a majority of the holders of the Series “L” Shares and Series “D” Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director.  Ten percent holders of Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D”

Shares will be entitled to nominate a director and corresponding alternates.  Each alternate director may vote in the absence of a corresponding director.  Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.  All of the current and alternate members of the Board of Directors were ratified in their positions by our stockholders at our 2016 annual stockholders’ special and general meetings, which were held on April 28, 2016.

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

Audit and Corporate Practices Committee.  The Audit and Corporate Practices Committee is currently composed of three independent members: Francisco José Chévez Robelo, the Chairman, Alberto Javier Montiel Castellanos and José Luís Fernández Fernández.  The Chairman of this Committee was confirmed in our latest annual stockholders’ meeting held on April 28, 2016.  The other members were confirmed at our Board of Directors meeting held on April 28, 2016.  The Chairman of the Audit and Corporate Practices Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Banco Nacional de México and Univision	March 1997
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Board of Univision, Grupo Financiero Banorte, Fomento Económico Mexico SAB de CV and Former Chief Financial Officer of Grupo Televisa	January 2004
José Antonio Bastón Patiño (04/13/68)	President of Television and Contents and Member of the Executive Committee of Grupo Televisa	Former Corporate Vice President of Television and Vice President of Operations, Member of the Board of Univision and Former General Director of Programming of Grupo Televisa	November 2008
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa

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

Compensation of Directors and Officers

For the year ended December 31, 2015, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.750.0 million (U.S.$43.6 million using the Interbank Rate, as reported by Banamex, as of December 31, 2015). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

As of December 31, 2015, we have made Ps.144.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2015 were approximately Ps.173.0 million.

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

We have established a deferred compensation plan for certain officers of our Cable Division, which will be payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Such compensation may be payable in 2020 through a combination of cash and/or stock awards granted under the Long Term Retention Plan. In the event that the established targets in the plan are met, the annual cost during the five years of the deferred compensation plan will amount on average to approximately $25 million dollars.

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

Stock Purchase Plan and Long-Term Retention Plan

The stock purchase plan has been implemented in several stages since 1999, through a series of conditional sales to plan participants of CPOs. At our general extraordinary and ordinary stockholders’ meeting held on April 30, 2002, our stockholders authorized the creation and implementation of a Long-Term Retention Plan, as well as the creation of one or more special purpose trusts to implement the Long-Term Retention Plan.  Pursuant to our Long-Term Retention Plan, we have granted eligible participants, who consist of unionized and non-unionized employees, including key personnel (“Plan Participants”), awards as conditional sales. As of October 2010, our stock purchase plan and our Long-Term Retention Plan were consolidated under a single special purpose trust. Pursuant to the resolutions adopted by our stockholders, we have not, and do not intend to, register shares under the Securities Act that are allocated to the Long-Term Retention Plan.

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

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2015, approximately 86.5 million CPOs that were transferred to Plan Participants were sold in the open market during 2013, 2014 and 2015. Additional sales will continue to take place during or after 2016.

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

Also, as of March 31, 2016, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 207.0 million CPOs or CPO equivalents. This figure is net of approximately 27.0, 24.7 million and 24.3 million CPOs or CPO equivalents vested in 2013, 2014 and 2015, respectively. Of such 207.0 million CPOs or CPO equivalents approximately 73% are in the form of CPOs and the remaining 27% are in the form of A, B, D and Series “L” Shares. As of March 31, 2016, approximately 114.3 million CPOs or CPO equivalents have been reserved and will become vested between 2016 and 2018 at prices ranging from Ps.59.00 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

As we have done in the past, we may consider further capital increases, among other alternatives, to continue replenishing the Long-Term Retention Plan. Any such capital increases would be subject to the appropriate corporate approvals, including stockholders’ preemptive rights as well as the authorization by our stockholders at the stockholders’ meeting.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2015:

	Year Ended December 31,
	2013	2014	2015
Total number of employees	32,047	39,615	43,964
Category of activity:
Employees	31,975	39,545	43,887
Executives	72	70	77
Geographic location:
Mexico	30,723	38,443	42,941
Latin America (other than Mexico)	978	850	728
U.S.	346	322	283
Europe	—	—	12

As of December 31, 2013, 2014 and 2015, approximately 45%, 43% and 45% of our employees, respectively, were represented by unions.  We believe that our relations with our employees are good.  Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year.  We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.                                 Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2016.  Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Outstanding
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Shares Beneficially Owned
Azcárraga Trust(3)	52,991,825,705	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
William H. Gates III(5)	5,754,450,375	4.7%	5,063,916,330	8.6%	8,056,230,525	8.9%	8,056,230,525	8.9%	7.4%
BlackRock, Inc.(4)	3,898,828,825	3.2%	3,340,969,366	5.8%	5,458,360,355	6.1%	5,458,360,355	6.1%	5.0%
First Eagle Investment Management, LLC(6)	4,215,364,250	3.4%	3,709,520,540	6.3%	5,901,509,950	6.6%	5,901,509,950	6.6%	5.4%

1)                      Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2016.  The number of shares issued and outstanding for legal purposes as of March 31, 2016 was 64,347,348,050 Series “A” Shares, 56,625,666,284 Series “B” Shares, 90,086,287,270 Series “D” Shares and 90,086,287,270 Series “L” Shares, in the form of CPOs, and an additional 58,926,613,375 Series “A” Shares, 2,357,207,692 Series “B” Shares, 238,595 Series “D” Shares and 238,595 Series “L” Shares not in the form of CPOs.  For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2016 was 60,559,846,725 Series “A” Shares, 53,292,665,118 Series “B” Shares, 84,783,785,415 Series “D” Shares and 84,783,785,415 Series “L” Shares in the form of CPOs, and an additional 54,795,232,367 Series “A” Shares, 186,537 Series “B” Shares, 238,541 Series “D” Shares and 238,541 Series “L” Shares not in the form of CPOs.  The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2016 does not include 151,500,053 CPOs and an additional 4,131,381,008 Series “A” Shares, 2,357,021,155 Series “B” Shares, 54 Series “D” Shares and 54 Series “L” Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan.  See Note 16 to our consolidated year-end financial statements

(2)                   Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”.  This information is based on information provided by directors and executive officers.

(3)                   For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)                   Based solely on information included in the report on Schedule 13G/A by BlackRock, Inc., as of December 31, 2015.

(5)                   Based solely on information included in (i) the report on Schedule 13D/A filed on March 19, 2010 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on December 31, 2014 by the Bill and Melinda Gates Foundation Trust with respect to holdings by the Bill and Melinda Gates Foundation Trust.  Includes 3,644,562,500 Series “A” Shares, 3,207,215,000 Series “B” Shares, 5,102,387,500 Series “D” Shares and 5,102,387,500 Series “L” Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,109,887,875 Series “A” Shares, 1,856,701,330 Series “B” Shares, 2,953,843,025 Series “D” Shares and 2,953,843,025 Series “L” Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

(6)                   Based solely on information included in the report on Schedule 13G/A by First Eagle Investment Management, LLC, as of December 31, 2015.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 43.0% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company.  As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust.  The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws.  Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2016, approximately 329.6 million of GDSs were held of record by 90 persons with U.S. addresses. Those GDSs represent 33.4% of the outstanding Series “A” Shares, 61.5% of the outstanding Series “B” Shares, 64.0% of the outstanding Series “D” Shares and 64.0% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”.  For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision.  In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 or seven and one-half years after the Company has sold two-thirds of its initial investment in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions.  For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

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

During 2015, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2016 equal to approximately Ps. 26.2 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services.  Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2015 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience.  Instituto de Investigaciones Sociales, S.C. provided us with such services in 2015, and we expect to continue these arrangements through 2016.

Loans from Banamex.  In 2006, Banamex and Innova entered into a loan agreement with a maturity date of 2016 which was prepaid in 2015, and in 2010 Banamex and TVI entered into a revolving credit facility which was paid by TVI in March 2011.  In March 2011, the Company entered into long-term credit arrangements with Banamex, with maturities between 2018 and 2021 which were prepaid in 2015.  These loans were made on terms substantially similar to those offered by Banamex to third parties.  Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of Banamex.  One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of Banamex.  Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Banamex.  For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Executive Vice President, Member of the Board, and Guadalupe Phillips Margain, former Vice President of Finance and Risk of Grupo Televisa, Alternate Member of the Board, are members of the Board of Banorte. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banorte, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services.  Several members of our current Board serve as members of the Boards and/or are stockholders of other companies.  See “Directors, Senior Management and Employees”. Some of these companies, including Banamex, BBVA Bancomer, FEMSA, Grupo Nacional Provincial, Heineken and Lala, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2015, and we expect that this will continue to be the case in the future. The companies described above pay rates applicable to third party advertisers. Similarly, one of our former directors, Alejandro Quintero Iñiguez, is a stockholder of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, which is a company that renders services of publicity, promotion and advertisement to third parties. Grupo TV Promo and its subsidiaries act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo has purchased, and we expect it will continue to purchase, advertising services from us, some of which are referred to the aforementioned promotional campaigns.  This company pays rates applicable to third party advertisers that purchase advertising services on pay-TV networks and free-to-air television channels, and pays rates applicable to third party advertisers that purchase unsold advertising services, which are lower than rates paid by advertisers purchasing advertising in advance or at regular rates. During 2015, Grupo TV Promo purchased unsold advertising on free-to-air television channels and on pay-TV networks of Televisa for a total of Ps.265.2 million and Ps.11.33 million, respectively.

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

Legal and Advisory Services.  During 2015, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.

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

Item 8.                                 Financial Information

See “Financial Statements” and pages F-1 through F-76, which are incorporated in this Item 8 by reference.

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

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2011	65.01	46.61
2012	68.63	50.60
2013	80.07	59.14
2014	104.73	74.24
First Quarter	87.07	74.24
Second Quarter	91.15	84.32
Third Quarter	98.44	88.76
Fourth Quarter	104.73	89.18
2015	122.93	87.33
First Quarter	106.93	93.86
Second Quarter	122.93	103.77
Third Quarter	122.52	87.49
Fourth Quarter	98.63	87.33
October	97.31	87.33
November	98.63	93.06
December	96.97	92.32
2016 (through April 28, 2016)	100.17	88.48
First Quarter	100.17	88.48
January	97.81	90.23
February	97.23	88.98
March	100.17	94.48
Second Quarter (through April 28, 2016)	95.98	90.41
April (through April 28, 2016)	95.98	90.41

(1)               Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2011	26.50	17.70
2012	26.77	18.75
2013	30.68	22.31
2014	37.35	27.84
First Quarter	33.29	27.84
Second Quarter	34.95	32.11
Third Quarter	37.32	33.64
Fourth Quarter	37.35	31.88
2015	39.71	25.71
First Quarter	35.06	32.00
Second Quarter	39.71	34.19
Third Quarter	39.09	25.71
Fourth Quarter	30.07	25.82
October	29.27	25.82
November	30.07	27.88
December	29.12	26.69
2016 (through April 28, 2016)	28.28	23.51
First Quarter	28.28	23.51
January	27.28	25.23
February	27.19	23.51
March	28.28	26.46
Second Quarter (through April 28, 2016)	27.48	25.61
April (through April 28, 2016)	27.48	25.61

(1)               Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”.  There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above.  We believe that as of March 31, 2016, approximately 329.6 million of GDSs were held of record by 90 persons with U.S. addresses.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a sociedad anónima bursátil de capital variable, or publicly-traded corporation with variable capital.  Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. All trading on the Mexican Stock Exchange is effected electronically.  The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.  The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available.  The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price.  Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares.

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

Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on the Mexican Stock Exchange must disclose any transactions, through or outside of the Mexican Stock Exchange that result in exceeding 10% ownership stake of an issuer’s capital stock.  These stockholders must also inform the CNBV of the results of these transactions the day after their completion.  See “Additional Information — Mexican Securities Market Law”.

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

Pursuant to the Mexican Securities Market Law:

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

In addition, under the Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.

Under the Mexican Securities Market Law, tender offers may be voluntary or mandatory.  All tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering stockholders.  Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares.  In calculating the intended purchase amount, convertible securities, warrants and derivatives the underlying security of which are such shares must be considered.  The law also permits the payment of certain amounts to controlling stockholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid in connection with non-compete or similar obligations. The law also contemplates exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior stockholders of the issuer.

The Mexican Securities Market Law permits public companies to insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s stockholders or third parties, may be prevented, if such provisions (i) are approved by stockholders without the negative vote of stockholders representing 5% or more of the outstanding shares, (ii) do not exclude any stockholder or group of stockholders, and (iii) do not restrict, in an absolute manner, the change of control.

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

Organization and Register

Televisa is a sociedad anónima bursátil, or limited liability stock corporation, organized under the laws of Mexico in accordance with the Mexican Companies Law.  Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164.  We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.

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

Voting Rights and Stockholders’ Meetings

Holders of Series “A” Shares.  Holders of Series “A” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint eleven members of our Board of Directors and the corresponding alternate directors.  In addition to requiring approval by a majority of all Shares entitled to vote together on a particular corporate matter, certain corporate matters must be approved by a majority of the holders of Series “A” Shares voting separately.  These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Holders of Series “B” Shares.  Holders of Series “B” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors.  The five directors and corresponding alternate directors elected by the holders of the Series “B” Shares will be elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

Holders of Series “D” Shares and Series “L” Shares.  Holders of Series “D” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director.  In addition, holders of Series “D” Shares are entitled to vote on the following matters at extraordinary general meetings:

•                  our transformation from one type of company to another;

•                  any merger (even if we are the surviving entity);

•                  extension of our existence beyond our prescribed duration;

•                  our dissolution before our prescribed duration (which is currently 99 years from January 30, 2007);

•                  a change in our corporate purpose;

•                  a change in our nationality; and

•                  the cancellation from registration of the Series “D” Shares or the securities which represent the Series “D” Shares with the securities or special section of the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

Holders of Series “L” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director.  Holders of Series “L” Shares are also entitled to vote at extraordinary general meetings on the following matters:

•                  our transformation from one type of company to another;

•                  any merger in which we are not the surviving entity; and

•                  the cancellation from registration of the Series “L” Shares or the securities that represent the Series “L” Shares with the special section of the NRS.

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected annually at a special meeting of those holders.  Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered.  All other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting.  Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote.  Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections.  See “— Other Provisions — Appraisal Rights and Other Minority Protections”.

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

General stockholders’ meetings may be ordinary general meetings or extraordinary general meetings.  Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, its Secretary, or members of our Audit and Corporate Practices Committee.  In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the Series “D” Shares or Series “L” Shares or the securities representing these Shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered.  General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year.  Stockholders may be represented at any stockholders’ meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf.  The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law and in our bylaws.

Holders of CPOs.  Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying their CPOs.  The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality.  Non-Mexican holders of CPOs may only vote the Series “L” Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the Series “A” Shares, Series “B” Shares and Series “D” Shares held in the CPO Trust.  Voting rights in respect of these Series “A” Shares, Series “B” Shares and Series “D” Shares may only be exercised by the CPO Trustee.  Series “A” Shares, Series “B” Shares and Series “D” Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, (a) will be voted at special meetings of Series “A” Shares, Series “B” Shares or Series “D” Shares, as the case may be, as instructed by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and (b) will be voted at any general meeting where such series has the right to vote in the same manner as the majority of the outstanding Series “A” Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting.  Series “L” Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted, at special meetings of Series “L” Shares and at general extraordinary meetings where Series “L” Shares have voting rights, as instructed by the Technical Committee of the CPO Trust.  The CPO Trustee must receive voting instructions five business days prior to the stockholders’ meeting.  Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

As described in “Major Stockholders and Related Party Transactions,” Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares.  Accordingly, the vote of Series “A” Shares held through the Azcárraga Trust generally will determine how the Series “A” Shares underlying our CPOs are voted.

Holders of GDRs.  Global Depositary Receipts, or GDRs, evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs.  Each GDR evidences a specified number of GDSs.  A GDR may represent any number of GDSs.  Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs.  Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose.  Each CPO represents financial interests in, and limited voting rights with respect to, 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “L” Shares and 35 Series “D” Shares held pursuant to the CPO Trust.

The Depositary will mail information on stockholders’ meetings to all holders of GDRs.  At least six business days prior to the relevant stockholders’ meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares.  Since the CPO Trustee must also receive voting instructions five business days prior to the stockholders’ meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions.  Holders that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying the CPOs represented by their GDSs.  Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

Non-Mexican holders may exercise voting rights only with respect to Series “L” Shares underlying the CPOs represented by their GDSs.  They may not direct the CPO Trustee as to how to vote the Series “A” Shares, Series “B” Shares or Series “D” Shares represented by CPOs or attend stockholders’ meetings.  Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs”.  If the Depositary does not timely receive instructions from a Mexican or Non-Mexican holder of GDRs as to the exercise of voting rights relating to the Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares.  If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the underlying shares will be voted in the same manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.

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

Dividend Rights

At our annual ordinary general stockholders’ meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our Series “A” Shares and Series “B” Shares.  Once our stockholders approve these financial statements, they must then allocate our net profits for the previous fiscal year.  Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock.  Thereafter, our stockholders may allocate our net profits to any special reserve, including a reserve for share repurchases.  After this allocation, the remainder of our net profits will be available for distribution as dividends.  The vote of the majority of the Series “A” Shares and Series “B” Shares is necessary to approve dividend payments.  As described below, in the event that dividends are declared, holders of Series “D” Shares will have preferential rights to dividends as compared to holders of Series “A” Shares, Series “B” Shares and Series “L” Shares.  Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares have the same financial or economic rights, including the participation in any of our profits.

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00034412306528 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.  If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

•                  first, to the payment of dividends with respect to the Series “A” Shares, the Series “B” Shares and the Series “L” Shares, in an equal amount per share, up to the amount of the Series “D” Share fixed preferred dividend; and

•                  second, to the payment of dividends with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, such that the dividend per share is equal.

Upon any dissolution or liquidation of our company, holders of Series “D” Shares are entitled to a liquidation preference equal to:

•                  accrued but unpaid dividends in respect of their Series “D” Shares; plus

•                  the theoretical value of their Series “D” Shares as set forth in our bylaws.  See “— Other Provisions — Dissolution or Liquidation”.

Limitation on Capital Increases

Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder’s existing Shares of that series.  In addition, primary issuances of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares in the form of CPOs may be limited under the Mexican Securities Market Law.  As a result of grandfathering provisions, our existing CPO structure will not be affected by such limitations.  However, in the case of primary issuances of additional Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares in the form of CPOs, any new Series “L” Shares and Series “D” Shares may be required to be converted into Series “A” Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years.  Moreover, under the Mexican Securities Market Law, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors.  The vote of the holders of a majority of the Series “A” Shares is necessary to approve capital increases.

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

Limitations on Share Ownership

Through our bylaws and the trust governing the CPOs, we have limited the ownership of our Series “A” Shares and Series “B” Shares to Mexican individuals, Mexican companies whose charters contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Law Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees.  A holder that acquires Series “A” Shares or Series “B” Shares in violation of the restrictions in our bylaws regarding non-Mexican ownership will have none of the rights of a stockholder with respect to those Series “A” Shares or Series “B” Shares.  The Series “D” Shares are subject to the same restrictions on ownership as the Series “A” Shares and Series “B” Shares.  However, the foregoing limitations do not affect the ability of non-Mexican investors to hold Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares through CPOs, or Series “L” Shares directly.  The sum of the total outstanding number of Series “A” Shares and Series “B” Shares is required to exceed at all times the sum of the total outstanding Series “L” Shares and Series “D” Shares.

Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the LFTR.

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

Other Provisions

Forfeiture of Shares.  As required by Mexican law, our bylaws provide that for Series “L” Shares and CPOs, our non-Mexican stockholders formally agree with the Foreign Affairs Ministry:

•                  to be considered as Mexicans with respect to the Series “L” Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•                  not to invoke the protection of their own governments with respect to their ownership of Series “L” Shares and CPOs.

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

Dissolution or Liquidation.  Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs.  The approval of holders of the majority of the Series “A” Shares is necessary to appoint or remove any liquidator.  Upon a dissolution or liquidation, holders of Series “D” Shares will be entitled to both accrued but unpaid dividends in respect of their Series “D” Shares, plus the theoretical value of their Series “D” Shares (as set forth in our bylaws).  The theoretical value of our Series “D” Shares is Ps.0.00688246130560 per share.  Thereafter, a payment per share will be made to each of the holders of Series “A” Shares, Series “B” Shares and Series “L” Shares equivalent to the payment received by each of the holders of Series “D” Shares.  The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.

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

Appraisal Rights and Other Minority Protections.  Whenever our stockholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any stockholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares in an amount calculated in accordance with Mexican law.  However, stockholders must exercise their appraisal rights within fifteen days after the stockholders’ meeting at which the matter was approved.  Because the holders of Series “L” Shares and Series “D” Shares may only vote in limited circumstances, appraisal rights are generally not available to them.  See “— Voting Rights and Stockholders’ Meetings”.

Because the CPO Trustee must vote at a general stockholders’ meeting, the Series “A” Shares, Series “B” Shares and Series “D” Shares held by non-Mexicans through the CPO Trust will be voted in the same manner as the majority of the Series “A” Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be).  As a result, the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares.  Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to Series “A” Shares, Series “B” Shares or Series “D” Shares.  The CPO Trustee will exercise such other corporate rights at special stockholders’ meetings with respect to the underlying Series “A” Shares, Series “B” Shares and Series “D” Shares as may be directed by the Technical Committee of the CPO Trust.

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

Antitakeover Protections

General.  Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that intends to acquire beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding ordinary Shares, (ii) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of ordinary Shares representing 10% or more of our outstanding  ordinary Shares, and (iv) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below.  Holders that acquire Shares in violation of these requirements will not be registered in our stock registry.  Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares.  In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired.  Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our Series “A” Shares and Series “B” Shares are our ordinary Shares.

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

We operate our DTH satellite service in Mexico and Central America through a partnership with DIRECTV.  See “Information on the Company — Business Overview — Our Operations — Sky”.

In May 2015, we issued Ps.5,000 million aggregate principal amount of 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2022. In November 2015, we issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046. For a description of the material terms of the amended indentures related to  our 6.625% Senior Notes due 2025, our 4.625% Senior Notes due 2026 ,our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045, and our 6.125% Senior Notes due 2046, as well as the description of the material terms for the Company’s subsidiaries debt and finance lease obligations see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

Taxation

U.S. Taxes

General.  The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the Series “A” Shares, Series “B” Shares, Series “L”

Shares and Series “D” Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below).  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances.  For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

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

Federal Mexican Taxation

General. The following is a general summary of the main tax consequences under the Mexican Income Tax Law, Federal Tax Code and rules as currently in effect (the “Mexican Tax Legislation”), all of which are subject to change or interpretation, and under the U.S.-Mexico Tax Treaty, of the purchase, ownership and disposition of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares by a person that is not a resident of Mexico for tax purposes, as defined below.

U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the U.S.-Mexico Tax Treaty. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2015, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

Sales or Other Dispositions. Deposits and withdrawals of CPOs for GDSs and of underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares for CPOs will not give rise to Mexican tax or transfer duties.

Beginning on January 1, 2014, the gains on the sale or other disposition of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares will be subject to a 10% Mexican withholding tax if the sale is carried out through the Mexican Stock Exchange. This withholding tax will not apply if the Holder is a tax resident of a country that has in effect a Tax Treaty with Mexico, as is the case with the United States; in order to obtain this benefit the Holder must deliver to the withholding agent a letter stating, under oath, (i) that the Holder is resident for purposes of the specific Tax Treaty and (ii) the Holder’s tax identification number.

Sales or other dispositions of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares made in other circumstances also would be subject to Mexican income tax. However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange. The U.S. Holder will be exempt under the U.S.-Mexico Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.

Other Mexican Taxes. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. However, a gratuitous transfer of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of GDSs, CPOs, or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2013, 2014 and 2015, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates.  Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.  See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During March 2011, in connection with the amortizable variable rate loan with HSBC due 2018, we entered into interest rate swap agreements on a notional amount of Ps.2,500.0 million.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.6075%. In March 2016, the variable rate bank loan was partially prepaid and this agreement was partially unwind in the equivalent amount. As of this date, the interest rate swap agreements have a notional amount of Ps.1,250.0 million.

As of March 31, 2016, the net fair value of the interest rate swap was a (liability) asset of Ps. (60.8) million, Ps.(116.1) million as of December 31, 2015 and Ps.(175.0) million as of December 31, 2014.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 15.7 million as of March 31, 2016, Ps.19.0 million as of December 31, 2015 and Ps.31.3 million as of December 31, 2014.  This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During April 2014 and March 2015, in connection with the local bonds (Certificados Bursátiles) issued by Televisa due 2021, we entered into interest rate swap agreements on a notional amount of Ps.3,000.0 million and Ps.3,000.0 million, respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 6.2851%.

As of March 31, 2016, the net fair value of the interest rate swap was a (liability) asset of Ps.(177.3) million, Ps.(99.6) million as of December 31, 2015 and Ps.(69.8) million as of December 31, 2014.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.140.3 million as of March 31, 2016, Ps.144.8 million as of December 31, 2015 and Ps. 84.4 million as of December 31, 2014. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During June 2015 and the first quarter of 2016, in connection with the local bonds (Certificados Bursátiles) issued by Televisa due 2022, we entered into interest rate swap agreements on a notional amount of Ps.1,000.0 million and Ps.1,500 million, respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 5.9648%.

As of March 31, 2016, the net fair value of the interest rate swap was a (liability) asset of Ps.(13.1) million and Ps.(3.3) million as of December 31, 2015.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.68.0 million as of March 31, 2016 and Ps.27.9 million as of December 31, 2015. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

In connection with Sky’s variable rate bank loans guaranteed by Televisa, in December 2006, we entered into forward starting interest rate swap agreements on a notional amount of Ps.1,400.0 million.  These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.415% starting in April 2009. In June 2015, the variable rate bank loan was prepaid and this agreement was early terminated.

In connection with TVI’s variable rate bank loan with Banorte due 2016, in January and April 2012 TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%.  In May 2015, the variable rate bank loan was prepaid but this agreement continued because a new variable rate bank loan with Banorte due 2022 was agreed and it covered the same exposure until February 2016. These interest rate swap agreements ended on February 2016. Finally, in August 2015 TVI entered into an interest rate swap agreement on a notional amount of Ps.250.0 million. This agreement also involved the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. This agreement allowed us to fix the coupon payments for a period of seven years at an interest rate of 6.8850%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(2.6) million as of March 31, 2016, Ps.(2.3) million as of December 31, 2015 and Ps.(10.1) million as of December 31, 2014.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.5.0 million as of March 31, 2016, Ps.5.5 million as of December 31, 2015 and Ps.4.1 million as of December 31, 2014.  This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

In connection with TVI’s variable rate bank loans with HSBC due 2019, in the second semester of 2013 and in the second semester of 2014, TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.7015%.

The net fair value of the interest rate swap was a (liability) asset of Ps.(3.1) million as of March 31, 2016, Ps.(3.8) million as of December 31, 2015 and Ps.(0.3) million as of December 31, 2014. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.8.8 million as of March 31, 2016, Ps.9.6 million as of December 31, 2015 and Ps.12.8 million as of December 31, 2014. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

In connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, in the second semester of 2015 TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four and five years at an interest rate of 6.5475% and 6.73%, respectively.

The net fair value of the interest rate swap was a (liability) asset of Ps.(3.7) million as of March 31, 2016 and Ps.(2.0) million as of December 31, 2015. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.8.9 million as of March 31, 2016 and Ps.9.4 million as of December 31, 2015. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2015 and 2014.  These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk.  The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period.  For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%.  The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2015	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps	5,330.4	Ps.	5,330.4	Ps.	—	Ps.	—
Warrants issued by UHI	35,042.6	35,042.6	—	3,504.3
Long-term loan and interest receivable from GTAC	684.3	687.5	3.2	72.0
Held-to-maturity investments	134.0	133.8	(0.2)	13.2
Available-for-sale investments	5,873.2	5,873.2	—	587.3
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	8,608.0	9,287.3	679.3	1,608.1
Senior Notes due 2025	10,329.6	11,773.3	1,443.7	2,621.0
Senior Notes due 2026	5,164.8	5,177.6	12.8	530.6
Senior Notes due 2032	5,164.8	6,268.6	1,103.8	1,730.7
Senior Notes due 2040	10,329.6	10,861.4	531.8	1,617.9
Senior Notes due 2045	17,216.0	14,860.9	(2,355.1)	(869.1)
Senior Notes due 2046	15,494.4	15,472.4	(22.0)	1,525.2
Peso-denominated debt:
Notes due 2020	10,000.0	10,437.5	437.5	1,481.3
Notes due 2021	6,000.0	5,996.6	(3.4)	596.3
Notes due 2022	5,000.0	4,957.3	(42.7)	453.0
Senior Notes due 2037	4,500.0	4,355.6	(144.5)	291.1
Senior Notes due 2043	6,500.0	5,265.0	(1,235.0)	(708.5)
Long-term notes payable to Mexican Banks	7,491.3	7,562.0	70.7	826.9
Finance lease obligations	5,805.1	5,179.1	(626.1)	(108.2)
Derivative financial instruments (2)	227.1	227.1	—	—

December 31, 2014	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	4,788.6	Ps	4,788.6	Ps.	—	Ps.	—
Convertible debentures due 2025 issued by UHI	10,421.5	10,421.5	—	1,042.1
Embedded derivative in Convertible Debentures issued by UHI	17,447.9	17,447.9	—	1,744.8
Long-term loan and interest receivable from GTAC	677.3	675.2	(2.1)	65.4
Held-to-maturity investments	461.0	460.2	(0.8)	45.2
Available-for-sale investments	5,511.8	5,511.8	—	551.2
Shares of common stock of Imagina	836.0	836.0	—	83.6
Derivative financial instruments (2)	2.9	2.9	—	—

Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	7,380.6	8,192.6	812.0	1,631.2
Senior Notes due 2025	8,856.8	10,940.7	2,083.9	3,178.0
Senior Notes due 2032	4,428.4	6,097.6	1,669.2	2,279.0
Senior Notes due 2040	8,856.8	10,994.2	2,137.4	3,236.8
Senior Notes due 2045	14,761.3	15,015.8	254.5	1,756.1
Peso-denominated debt:
Notes due 2020	10,000.0	10,469.0	469.0	1,515.9
Senior Notes due 2021	6,000.0	6,012.3	12.3	613.5
Senior Notes due 2037	4,500.0	4,778.6	278.6	756.5
Senior Notes due 2043	6,500.0	5,505.2	(994.8)	(444.2)
Short-term notes payable to Mexican Banks	10,982.6	11,413.2	430.6	1,571.9
Finance lease obligations	5,236.0	4,920.3	(315.7)	176.3
Derivative financial instruments (2)	335.1	335.1	—	—

(1)         At December 31, 2015 and 2014, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)         Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.

(3)         The carrying value of debt is stated in this table at its principal amount.

(4)         The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the finance lease obligations are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2015		2014
	(In millions of U.S. Dollars)
U.S. Dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments and convertible debentures(1)	U.S.$	2,606.3	U.S.$	2,767.8
U.S. Dollar-denominated monetary liabilities, primarily trade accounts payable, senior debt securities and other notes payable(2)		(4,922.5)		(3,922.3)
Net liability position	U.S.$	(2,316.2)	U.S.$	(1,154.5)

(1)               In 2015 and 2014, include U.S. Dollar equivalent amounts of U.S.$15.5 million and U.S.$65.8 million, respectively, related to other foreign currencies, primarily Euros.

(2)               In 2015 and 2014, include U.S. Dollar equivalent amounts of U.S.$3.8 million and U.S.$1.0 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2015, a hypothetical 10% appreciation / depreciation in the U.S. Dollar to Peso exchange rate would result in a gain/loss in earnings of Ps.3,987.6 million. At December 31, 2014, a hypothetical 10%

appreciation/depreciation in the U.S. Dollar to Peso exchange rate would result in a gain /loss in earnings of Ps.1,704.2 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.  In 2015, we received a reimbursement of U.S.$1.5 million.

Part II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2015, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 Mexico City, Mexico.
Telephone: (52) (55) 5261-2000.

In addition, the English version of the code of ethics can be found at www.televisa.com/inversionistas-ingles and the Spanish version at www.televisa.com/inversionistas-espanol.

Item 16.C.     Principal Accountant Fees and Services

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014.

The chart below sets forth the total amount billed by our independent registered public accounting firm for services performed in the years 2015 and 2014, and breaks down these amounts by category of service:

	2015		2014
	(in millions of Pesos)
Audit Fees	Ps.	98.3	Ps.	99.1
Audit-Related Fees		8.5		7.8
Tax Fees		8.8		7.0
Other Fees		4.5		1.6
Total	Ps.	120.1	Ps.	115.5

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

During 2014 and 2015, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

(2)               Our share repurchase program was announced in September 2002 and does not have an expiration date. Since 2011 we have not repurchased any securities in the open market. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 28, 2015.

Purchases of Equity Securities by Special Purpose Trust
Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	3,182,100	Ps.	95.3245	194,516,249
February 1 to February 28	145,222	101.8677		194,661,471
March 1 to March 31	11,117,169	103.3276		205,778,640
April 1 to April 30	500,000	103.6943		206,278,640
May 1 to May 31	2,523,760	111.9934		208,802,400
June 1 to June 30	2,579,215	117.9590		211,381,615
July 1 to July 31	700,000	112.5226		212,081,615
August 1 to August 31				212,081,615
September 1 to September 30				212,081,615
October 1 to October 31				212,081,615
November 1 to November 30				212,081,615
December 1 to December 31				212,081,615
Total	20,747,466	Ps.	105.2820

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

The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to assess the independence of the directors. The definition of “independent” under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of six members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Chief Executive Officer is a member of our board of directors and the executive committee.

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

Item 18.         Financial Statements

See pages F-1 through F-76, which are incorporated in this Item 18 by reference.

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

2.3

— Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
2.4

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

2.5

— Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).

2.6

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

2.7

— Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

2.8

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

2.9

— Twelfth Supplemental Indenture related to the 6.0% Senior Notes due 2018 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 12, 2008 (previously filed with the Securities and Exchange Commission as Exhibit 2.11 to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) and incorporated herein by reference).

2.10

— Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.11

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

2.12

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

2.13

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
2.14

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

2.15

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

2.16

— Eighteenth Supplemental Indenture relating to the 4.625% Senior Notes due 2026 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).

2.17

— Nineteenth Supplemental Indenture relating to the 6.125% Senior Notes due 2046 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).

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

Exhibit Number	Description of Exhibits
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

4.18*	— Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V. and Univision Communications Inc.
4.19

— Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.20*

— Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.21*

— Amendment to Amended and Restated 2011 Mexico License Agreement, dated as of July 1, 2015, by and among Univision Communications Inc. and Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.).

4.22

— Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.23*

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
4.26

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

4.34

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
4.35

— English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.36

— English summary of share purchase agreement, dated August 13, 2014, by and among Vamole Inversiones 2013, S.L., Sociedad Unipersonal, Thomas Stanley Heather Rodriguez, Arretis, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.37

— English summary of share purchase agreement, dated August 13, 2014, by and among Dafel Investments B.V., Mexico Media Investments, S.L., Sociedad Unipersonal, Cable TV Investments, S.L., Sociedad Unipersonal, Tenedora Ares, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.38

— English summary of share purchase agreement, dated July 9, 2014, by and among Invex Grupo Financiero, as trustee of Trust F/1017 and Grupo Salinas Telecom, S.A. de C.V., with the acknowledgement of GSF Telecom Holdings, S.A.P.I. de C.V. and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.39

— English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.40

— English summary of stock purchase agreement, dated January 8, 2015, by and among Mara del Carmen Ordóñez Valverde, Axel Eduardo Vielma Ordóñez, Héctor Vielma Ordóñez, José Francisco Vielma Ordóñez, Luis Edmundo Vielma Ordóñez and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.41	English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V.
8.1	— List of Subsidiaries of Registrant.
12.1	— CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.
12.2	— CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.
13.1	— CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.
13.2	— CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.
23.1	— Consent of PricewaterhouseCoopers, S.C.

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

GRUPO TELEVISA, S.A.B.

By:	/s/Salvi Rafael Folch Viadero
Name: Salvi Rafael Folch Viadero
Title: Chief Financial Officer

By:	/s/Jorge Agustín Lutteroth Echegoyen
Name: Jorge Agustín Lutteroth Echegoyen
Title: Vice President — Corporate Controller

Date: April 29, 2016

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2015 AND 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ C.P.C. José Miguel Arrieta Méndez

Audit Partner

Mexico City

April 28, 2016

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014
(In thousands of Mexican Pesos)
(Notes 1, 2 and 3)

	Notes	2015		2014
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	49,397,126	Ps.	29,729,350
Temporary investments	6	5,330,448		4,788,585
Trade notes and accounts receivable, net	7	21,702,128		21,087,163
Other accounts and notes receivable, net		4,296,068		2,724,692
Account receivable related to former investment in GSF	3	—		10,583,852
Derivative financial instruments	14	—		2,894
Due from related parties	19	98,388		903,252
Transmission rights and programming	8	5,389,133		4,851,722
Inventories		1,628,276		3,336,667
Other current assets		2,096,509		1,793,999
Total current assets		89,938,076		79,802,176
Non-current assets:
Transmission rights and programming	8	9,139,149		8,994,398
Investments in financial instruments	9	41,081,474		34,709,872
Investments in associates and joint ventures	10	9,271,901		5,032,447
Property, plant and equipment, net	11	76,089,277		62,009,508
Intangible assets, net	12	38,106,325		28,778,414
Deferred income tax assets	23	17,665,086		16,080,292
Other assets		182,466		144,834
Total non-current assets		191,535,678		155,749,765
Total assets		Ps.	281,473,754	Ps.	235,551,941

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014
(In thousands of Mexican Pesos)
(Notes 1, 2 and 3)

	Notes	2015		2014
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	13	Ps.	4,164,068	Ps.	1,312,052
Current portion of finance lease obligations	13	511,556		502,166
Derivative financial instruments	14	1,402		—
Trade accounts payable and accrued expenses		17,361,484		17,142,044
Customer deposits and advances		20,470,380		20,150,744
Income taxes payable		1,632,795		1,389,321
Other taxes payable		1,246,041		1,108,376
Employee benefits		1,034,446		1,005,255
Due to related parties	19	443,035		8,564
Other current liabilities		2,112,843		1,751,600
Total current liabilities		48,978,050		44,370,122

Non-current liabilities:
Long-term debt, net of current portion	13	107,430,764		80,660,503
Finance lease obligations, net of current portion	13	5,293,559		4,807,379
Derivative financial instruments	14	225,660		335,102
Customer deposits and advances		514,531		284,000
Income taxes payable	23	6,338,078		6,628,125
Deferred income tax liabilities	23	10,000,048		7,763,024
Post-employment benefits	15	407,179		287,159
Other long-term liabilities		2,764,108		2,501,446
Total non-current liabilities		132,973,927		103,266,738
Total liabilities		181,951,977		147,636,860

EQUITY
Capital stock	16	4,978,126		4,978,126
Additional paid-in-capital		15,889,819		15,889,819
Retained earnings	17	73,139,684		62,905,444
Accumulated other comprehensive income, net	17	5,257,554		5,679,063
Shares repurchased	16	(11,882,248)		(12,647,475)
Equity attributable to stockholders of the Company		87,382,935		76,804,977
Non-controlling interests	18	12,138,842		11,110,104
Total equity		99,521,777		87,915,081
Total liabilities and equity		Ps.	281,473,754	Ps.	235,551,941

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2015, 2014 and 2013
(In thousands of Mexican Pesos, except per CPO amounts)
(Notes 1, 2 and 3)

	Notes	2015		2014		2013
Net sales	25	Ps.	88,051,829	Ps.	80,118,352	Ps.	73,790,711
Cost of sales	20	47,226,544		42,908,647		39,602,423
Selling expenses	20	9,716,244		8,561,911		7,280,649
Administrative expenses	20	12,035,439		9,409,697		8,086,154
Income before other expense	25	19,073,602		19,238,097		18,821,485
Other expense, net	21	328,477		5,281,690		83,150
Operating income		18,745,125		13,956,407		18,738,335
Finance expense	22	(8,665,398)		(6,942,630)		(5,086,972)
Finance income	22	8,542,542		2,613,705		5,971,689
Finance (expense) income, net		(122,856)		(4,328,925)		884,717
Share of income (loss) of associates and joint ventures, net	10	35,399		13,173		(5,659,963)
Income before income taxes		18,657,668		9,640,655		13,963,089
Income taxes	23	6,332,218		2,980,883		3,728,962
Net income		Ps.	12,325,450	Ps.	6,659,772	Ps.	10,234,127

Net income attributable to:
Stockholders of the Company		Ps.	10,899,135	Ps.	5,386,905	Ps.	7,748,279
Non-controlling interests	18	1,426,315		1,272,867		2,485,848
Net income		Ps.	12,325,450	Ps.	6,659,772	Ps.	10,234,127

Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	3.77	Ps.	1.87	Ps.	2.71
Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	3.52	Ps.	1.74	Ps.	2.50

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2014 and 2013
(In thousands of Mexican Pesos)
(Notes 1, 2 and 3)

	Notes	2015		2014		2013
Net income		Ps.	12,325,450	Ps.	6,659,772	Ps.	10,234,127

Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15	(166,044)		(27,811)		133,863
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations		498,954		221,260		64,591
Equity instruments issued by Imagina:
Changes in fair value	9	405,132		(328,340)		254,662
Reclassification to other finance income	9	(544,402)		—		—
Cash flow hedges		25,838		(43,439)		17,025
Convertible debentures due 2025 issued by UHI:
Changes in fair value	9	319,307		2,058,432		592,810
Reclassification to other finance income	9	(4,718,175)		—		—
Warrants issued by UHI	9	3,303,182		—		—
Debt instruments issued by Ares:
Convertible debt instruments	9	—		670,375		100,333
Long-term debt instrument	9	—		54,417		(54,184)
Reclassification to other finance income	22	—		(770,941)		—
Available-for-sale investments	9	(80,371)		1,193,130		987,671
Share of other comprehensive income of associates and joint ventures	10	19,705		25,664		105,259
Other comprehensive (loss) income before income taxes		(936,874)		3,052,747		2,202,030
Income taxes	23	593,337		(730,444)		(602,684)
Other comprehensive (loss) income		(343,537)		2,322,303		1,599,346
Total comprehensive income		Ps.	11,981,913	Ps.	8,982,075	Ps.	11,833,473

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	10,477,626	Ps.	7,671,917	Ps.	9,336,446
Non-controlling interests	18	1,504,287		1,310,158		2,497,027
Total comprehensive income		Ps.	11,981,913	Ps.	8,982,075	Ps.	11,833,473

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2015, 2014 and 2013
(In thousands of Mexican Pesos)
(Notes 1, 2 and 3)

	Capital Stock Issued (Note 16)		Additional Paid-in Capital		Retained Earnings (Note 17)		Accumulated Other Comprehensive Income (Note 17)		Shares Repurchased (Note 16)		Equity Attributable to Stockholders of the Company		Non- controlling Interests (Note 18)		Total Equity
Balance at January 1, 2013	Ps.	4,978,126	Ps.	15,889,819	Ps.	51,073,399	Ps.	1,805,884	Ps.	(13,103,223)	Ps.	60,644,005	Ps.	7,890,598	Ps.	68,534,603
Dividends	—		—		(2,168,384)		—		—		(2,168,384)		(118,238)		(2,286,622)
Adjustment for adoption of IAS 19, as amended (Note 2 (t))	—		—		(101,814)		—		—		(101,814)		(1,088)		(102,902)
Shares repurchased	—		—		—		—		(1,057,083)		(1,057,083)		—		(1,057,083)
Sale of shares	—		—		(254,775)		—		1,311,858		1,057,083		—		1,057,083
Share-based compensation	—		—		601,181		—		—		601,181		—		601,181
Other adjustments to non-controlling interests	—		—		—		—		—		—		(300)		(300)
Comprehensive income	—		—		7,748,279		1,588,167		—		9,336,446		2,497,027		11,833,473
Balance at December 31, 2013	4,978,126		15,889,819		56,897,886		3,394,051		(12,848,448)		68,311,434		10,267,999		78,579,433
Dividends	—		—		—		—		—		—		(468,248)		(468,248)
Shares repurchased	—		—		—		—		(1,064,602)		(1,064,602)		—		(1,064,602)
Sale of shares	—		—		(200,973)		—		1,265,575		1,064,602		—		1,064,602
Share-based compensation	—		—		821,626		—		—		821,626		—		821,626
Other adjustments to non-controlling interests	—		—		—		—		—		—		195		195
Comprehensive income	—		—		5,386,905		2,285,012		—		7,671,917		1,310,158		8,982,075
Balance at December 31, 2014	4,978,126		15,889,819		62,905,444		5,679,063		(12,647,475)		76,804,977		11,110,104		87,915,081
Reduction of capital of non-controlling interests	—		—		—		—		—		—		(95,500)		(95,500)
Dividends	—		—		(1,084,192)		—		—		(1,084,192)		(379,639)		(1,463,831)
Shares repurchased	—		—		—		—		(733,831)		(733,831)		—		(733,831)
Sale of shares	—		—		(765,227)		—		1,499,058		733,831		—		733,831
Share-based compensation	—		—		1,184,524		—		—		1,184,524		—		1,184,524
Other adjustments to non-controlling interests	—		—		—		—		—		—		(410)		(410)
Comprehensive income	—		—		10,899,135		(421,509)		—		10,477,626		1,504,287		11,981,913
Balance at December 31, 2015	Ps.	4,978,126	Ps.	15,889,819	Ps.	73,139,684	Ps.	5,257,554	Ps.	(11,882,248)	Ps.	87,382,935	Ps.	12,138,842	Ps.	99,521,777

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2014 and 2013
(In thousands of Mexican Pesos)
(Notes 1, 2 and 3)

	2015		2014		2013
Operating Activities:
Income before income taxes	Ps.	18,657,668	Ps.	9,640,655	Ps.	13,963,089
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of (income) loss of associates and joint ventures	(35,399)		(13,173)		5,659,963
Depreciation and amortization	14,660,929		11,563,085		9,846,366
Write-off and other amortization of assets	304,860		213,216		185,080
Impairment of long-lived assets	131,065		253,279		59,648
Disposition of property and equipment	688,706		715,786		236,667
Provision for doubtful accounts and write-off receivables	1,644,904		1,040,954		873,097
Post-employment benefits	38,334		157,511		143,133
Interest income	(378,736)		(417,777)		(192,712)
Income from UHI	(2,194,981)		—		—
Share-based compensation expense	1,199,489		844,788		601,181
Reclassifications from accumulated other comprehensive income	(5,262,577)		—		—
Provisions for related party transactions	1,024,484		—		—
Other finance income, net	(917,682)		(1,286,014)		(4,841,734)
(Gain) loss on disposition of investments	(76,296)		4,168,468		—
Interest expense	6,239,387		5,551,461		4,803,151
Unrealized foreign exchange loss, net	4,032,871		2,133,505		128,619
	39,757,026		34,565,744		31,465,548
Increase in trade notes and accounts receivable	(2,120,569)		(1,213,774)		(2,604,151)
(Increase) decrease in transmission rights and programming	(535,487)		250,554		(3,133,650)
Decrease in due from related parties, net	527,515		387,812		154,301
Decrease (increase) in inventories	1,705,238		(1,495,275)		(238,760)
Increase in other accounts and notes receivable and other current assets	(877,316)		(612,564)		(2,290,656)
Increase in trade accounts payable and accrued expenses	63,873		4,795,769		2,384,536
Increase (decrease) in customer deposits and advances	459,215		(2,112,156)		448,725
Increase (decrease) in other liabilities, taxes payable and deferred taxes	192,113		(2,086,330)		2,414,601
(Decrease) increase in post-employment benefits	(62,373)		100,516		404
Income taxes paid	(7,823,659)		(4,117,357)		(4,794,693)
	(8,471,450)		(6,102,805)		(7,659,343)
Net cash provided by operating activities	31,285,576		28,462,939		23,806,205

Investing activities:
Temporary investments	16,083		(74,977)		1,604,322
Income from UHI	2,194,981		—		—
Due from or to related parties	—		—		9,882
Held-to-maturity and available-for-sale investments	(89,552)		(372,140)		(517,199)
Disposition of held-to-maturity and available-for-sale investments	362,416		513,134		263,737
Investments in financial instruments	—		—		(9,492,744)
Acquisition of Cablecom, net of acquired cash and cash equivalents	—		(5,536,649)		—
Acquisition of Telecable, net of acquired cash and cash equivalents	(9,731,391)		—		—
Investment in associates and other investments	(92,141)		49,356		(1,588,925)
Disposition of investment	76,335		—		—
Additional investment in Imagina	(341,710)		—		—
Disposition of investment in GSF	10,335,813		—		—
Investments in property, plant and equipment	(25,524,145)		(17,004,358)		(14,870,672)
Disposition of property, plant and equipment	565,552		480,601		169,218
Investments in intangible assets	(1,553,801)		(794,476)		(824,072)
Net cash used in investing activities	(23,781,560)		(22,739,509)		(25,246,453)

Financing activities:
Long-term Mexican banks	2,487,936		2,078,433		493,383
Issuance of Senior Notes due 2043	—		—		6,437,204
Issuance of Notes due 2021	—		5,988,651		—
Issuance of Notes due 2022	4,988,747		—		—
Issuance of Senior Notes due 2045	—		12,400,063		—
Issuance of Senior Notes due 2026	4,903,744		—		—
Issuance of Senior Notes due 2046	14,716,640		—		—
Repayment of Mexican peso debt	(883,340)		(313,793)		(375,000)
Prepayment of Mexican peso debt	(5,905,601)		(6,522,250)		—
Capital lease payments	(405,151)		(446,944)		(376,159)
Interest paid	(5,938,679)		(5,200,696)		(4,681,676)
Repurchase of capital stock	(733,831)		(1,064,602)		(1,057,083)
Sale of capital stock	733,831		1,064,602		1,057,083
Dividends paid	(1,084,192)		—		(2,168,384)
Dividends to non-controlling interests	(475,139)		(468,248)		(112,651)
Derivative financial instruments	(372,040)		(284,367)		(140,534)
Net cash provided by (used in) financing activities	12,032,925		7,230,849		(923,817)
Effect of exchange rate changes on cash and cash equivalents	130,835		83,038		(7,227)
Net increase (decrease) in cash and cash equivalents	19,667,776		13,037,317		(2,371,292)
Cash and cash equivalents at beginning of year	29,729,350		16,692,033		19,063,325
Cash and cash equivalents at end of year	Ps.	49,397,126	Ps.	29,729,350	Ps.	16,692,033

Non-cash transactions:

The principal non-cash transactions in 2015 included a cumulative gain from changes in fair value, which was reclassified from accumulated other comprehensive income in consolidated equity to other finance income, net, in connection with the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for shares of common stock of UHI (see Note 22), and impairment adjustments related to the Group’s Publishing business (see Note 12). The principal non-cash transactions in 2014 included the loss on disposition of the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s embedded derivative in Convertible Debentures issued by UHI (see Note 9); and an impairment adjustment related to the Group’s publishing business (see Note 12). The principal non-cash transactions in 2013 included an impairment adjustment to the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s embedded derivative in Convertible Debentures issued by UHI (see Note 9); and the acquisition of assets under lease agreements recognized as finance leases (see Notes 13 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts)

1.                                      Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 other countries through 26 pay-tv brands, and television networks, cable operators and over the top or “OTT” services.  In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms, in exchange the Group receives a royalty payment. In addition, the Group has equity and Warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI” (formerly Broadcasting Media Partners, Inc.), the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico.  The Group owns a majority interest in Sky, the leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.                                      Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)                                 Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 8, 2016, by the Group’s Chief Financial Officer.

(b)                                 Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

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

Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Disposal of subsidiaries

When the Company ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

At December 31, 2015, 2014 and 2013, the main subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	50%	Cable

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Grupo Cable TV, S.A. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezan”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.
(4)

Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2015, Multimedia Telecom and Tieren have investments representing 95.2% and 4.8%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)

Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about the relevant activities.

(6)

CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom and Telecable. Through September 2014, CVQ maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), whose disposition was completed in January 2015 (see Note 3).

(7)

Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)

The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. (“Nekeas”), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. At the consolidated level, the mergers had no effect.

(9)

Televisión Internacional, S.A. de C.V. is an indirect subsidiary of CVQ. Through February 2016, the Company consolidated TVI because it appointed the majority of the members of the Board of Directors of TVI (see Note 27).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(11)	Grupo Cable TV, S.A. de C.V. is an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3).
(12)

The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)

Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) is an indirect subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)

Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezan in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico.  Such concessions are granted for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee.  Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted. The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire the infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, the assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

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

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s  broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2015, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions)	In 2021
Sky	Various from 2016 to 2027
Cable	Various from 2016 to 2045
Other Businesses:
Radio	Various from 2015 to 2020 (1)
Gaming	In 2030

(1)    Concessions for three Radio stations in San Luis Potosí and Guadalajara expired in 2015. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the IFT. The Group’s management expects that concessions for these three stations will be renewed or granted by the IFT.

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)                                  Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements.  Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group has investments in associates, including a 10% and 7.8% equity interest in UHI as of December 31, 2015 and 2014, respectively (see Notes 3, 9 and 10).

The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

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

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$330.5 million (Ps.5,685,748) and U.S.$237.6 million (Ps.3,507,390) as of December 31, 2015 and 2014, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

Beginning in the third quarter of 2015, the Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI (hedged item), which amounted to U.S.$2,035.5 million (Ps.35,042,577) as of December 31, 2015. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).

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

As of December 31, 2015 and 2014, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.15% for U.S. dollar deposits and 3.09% for Mexican peso deposits in 2015, and approximately 0.10% for U.S. dollar deposits and 3.29% for Mexican peso deposits in 2014.

(g)                                 Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

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

(i)                                    Financial Assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables are presented as “trade notes and accounts receivable”, “other accounts and notes receivable” and “due from related parties” in the consolidated statement of financial position (see Note 7).

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

Trademarks

The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2015 and 2014.

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

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2015 and 2014.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

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

•                                          Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

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

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

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

Beginning on January 1, 2014, as a result of the 2014 Tax Reform, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes. Accordingly, current income tax assets and current income tax liabilities, and deferred income tax assets and deferred income tax liabilities, of Mexican companies in the Group as of December 31, 2014, are not offset as they relate to income taxes levied by the taxation authority on each separate taxable entity (see Note 23).

(v)                                  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2015 and 2014, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w)                               Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x)                                 Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,199,489, Ps.844,788 and Ps.605,067 for the years ended December 31, 2015, 2014 and 2013, respectively, of which Ps.1,184,524, Ps.821,626 and Ps.601,181 was credited in consolidated stockholders’ equity for those years, respectively.

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

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

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

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

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

Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Company’s management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. The Company’s management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.

3.                                      Acquisitions, Investments and Dispositions

In July 2013, the Group made an investment in the amount of Ps.7,000,000 in convertible debt instruments to acquire, subject to regulatory approvals, 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Cablecom, a telecommunications company that offers video, telephony, data and other telecom services in Mexico. In addition, Ares had an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. As part of this transaction, the Group also invested in a long-term debt instrument issued by Ares in the amount of U.S.$195 million (Ps.2,549,625). In August 2014, the Group acquired, pursuant to applicable regulations, all of the equity interest of Cablecom through the conversion of the debt instruments issued by Ares in the amount of Ps.7,297,292, including accrued interest at the acquisition date, and an additional consideration of Ps.8,550,369, comprised of (i) the capitalization of an outstanding long-term debt issued by Ares in the amount of U.S.$200.2 million (Ps.2,642,367), including accrued interest at the acquisition date; and (ii) cash in the amount of Ps.5,908,002. The total fair value consideration for this acquisition amounted to Ps.15,847,661, and the Group recognized goodwill, other intangible assets and related deferred income tax liability based on a final purchase price allocation at the acquisition date. The Group began to consolidate the net assets of Cablecom in its consolidated statement of financial position as of August 31, 2014, and therefore, the Group’s consolidated statement of income for the year ended December 31, 2014, included results of operations of Cablecom for the four months ended on that date. Through the acquisition of Cablecom, the Group increased its presence in the telecommunications Mexican market, not only by maintaining customers of Cablecom at the date of the acquisition, but also by increasing the number of users of Cablecom services in connection with new market strategies (see Note 25). The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

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

	August 31, 2014
Other current liabilities	94,309
Total current liabilities	1,065,961
Long-term debt	1,454,046
Post-employment benefits	61,823
Deferred income tax liabilities	3,491,066
Other non-current liabilities	13,918
Total non-current liabilities	5,020,853
Total liabilities	6,086,814
Total net assets	Ps.	15,847,661

During 2013, the Group made capital contributions in connection with its former 50% interest in GSF in the aggregate amount of Ps.1,587,500. In September 2014, the Group’s partner in GSF agreed to purchase the Group’s 50% equity participation in the Iusacell telecom business at a cash price of U.S.$717 million (Ps.9,461,532). As a result of this transaction, which was subject to customary closing conditions and required regulatory approvals, the Group discontinued recognizing its share of income or loss of GSF, and recognized a non-cash loss of Ps.4,168,468 in consolidated other expense and an account receivable for the agreed sale amount. As of December 31, 2014, the related account receivable amounted to U.S.$717 million (Ps.10,583,852). In December 2014, the required regulatory approvals for this transaction were obtained. In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF, of which U.S.$697 million (Ps.10,335,813) were in cash and U.S.$20 million (Ps.296,580) were held in escrow for certain contingent litigation costs. As of December 31, 2015, the amount held in escrow was U.S.$11.9 million (Ps.204,954)  (see Notes 10, 14, 21 and 22).

In January 2015, the Group acquired, through a series of transactions, all of the equity interest of Telecable for an aggregate cash consideration of Ps.10,001,838. Telecable is a cable business that provides video, data and telephone services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas and Colima. The Group began to consolidate the net assets and results of operations of Telecable in its consolidated financial statements in the first quarter of 2015. The Group completed a final purchase price allocation for this transaction in the fourth quarter of 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a cable company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

	January 1, 2015
Cash and cash equivalents	Ps.	270,447
Trade and other receivables	57,687
Other current assets	34,118
Total current assets	362,252
Property, plant and equipment, net	1,724,757
Goodwill	4,885,331
Concessions	4,373,855
List of subscribers	1,233,808
Trademarks	218,578
Other intangible assets	16,240
Other non-current assets	4,582
Total assets	12,819,403
Trade and other payables	135,920
Other current liabilities	78,753
Total current liabilities	214,673
Long-term debt	505,425
Deferred income tax liability	2,090,269
Other non-current liabilities	7,198

	January 1, 2015
Total non-current liabilities	2,602,892
Total liabilities	2,817,565
Total net assets	Ps.	10,001,838

In July 2015, UHI, the controlling company of Univision, and the Company announced that together with major shareholders of UHI, they had entered into a Memorandum of Understanding (“MOU”) and that certain subsidiaries of UHI and the Company entered into an agreement to amend their existing Program Licensing Agreement (the “PLA”). Under the PLA amendment, the terms of the existing strategic relationship between UHI and the Group have been amended among other things, (i) to extend the term of the PLA from its current expiration date of at least 2025 to at least 2030 upon consummation of a qualified public equity offering of UHI; and (ii) to adjust the royalty computation of the PLA by making certain additional revenue subject to royalties in exchange for certain adjustments to the royalty rate. Under the terms of the MOU, UHI, the Group and the major shareholders of UHI agreed to (i) upon a qualifying initial public offering of UHI, an equity capitalization of UHI by which, among other considerations, the Group will hold common stock with approximately 22% of the voting rights of UHI common stock, and the right for the Group to designate a minimum number of directors to UHI’s Board of Directors; and (ii) the exchange of U.S.$1,125 million (Ps.17,634,375) principal amount of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock, and a cash payment by UHI in the amount of U.S.$135.1 million (Ps.2,194,981) for such exchange. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 9, 10, 14, 19 and 22).

In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”) in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Notes 9 and 10).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2015 and 2014, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2015, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. Dollars	2,641,885	Ps.	17.2160	Ps.	45,482,692
Euros	21,027	18.7258		393,747
Argentinean Pesos	245,087	1.3259		324,961
Chilean Pesos	3,619,630	0.0243		87,957
Colombian Pesos	14,734,815	0.0054		79,568
Other currencies	—	—		122,270
Liabilities:
U.S. Dollars	4,966,594	Ps.	17.2160	Ps.	85,504,882
Euros	1,331	18.7258		24,924
Argentinean Pesos	171,019	1.3259		226,754
Chilean Pesos	1,388,950	0.0243		33,751
Colombian Pesos	14,683,704	0.0054		79,292
Other currencies	—	—		150,867

As of April 8, 2016, the exchange rate was Ps.17.8030 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The foreign currency position of monetary items of the Group at December 31, 2014, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. Dollars	2,739,794	Ps.	14.7613	Ps.	40,442,921
Euros	65,962	17.8641		1,178,352
Argentinean Pesos	218,131	1.7263		376,559
Chilean Pesos	3,743,582	0.0243		90,969
Colombian Pesos	16,753,058	0.0062		103,869
Other currencies	—	—		592,235
Liabilities:
U.S. Dollars	3,987,204	Ps.	14.7613	Ps.	58,856,314
Euros	1,112	17.8641		19,865
Argentinean Pesos	240,330	1.7263		414,882
Chilean Pesos	968,319	0.0243		23,530
Colombian Pesos	17,565,639	0.0062		108,907
Other currencies	—	—		169,420

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2015		2014
U.S. dollar-denominated monetary assets, primarily cash and cash equivalents, held-to-maturity investments, non-current investments, and Convertible Debentures (1)	U.S.$	2,606.3	U.S.$	2,767.8
U.S. dollar-denominated monetary liabilities, primarily trade accounts payable, Senior debt securities and other notes payable (2)	(4,922.5)		(3,922.3)
Net liability position	U.S.$	(2,316.2)	U.S.$	(1,154.5)

(1)         In 2015 and 2014, include U.S. dollar equivalent amounts of U.S.$15.5 million and U.S.$65.8 million, respectively, related to other foreign currencies, primarily Euros.

(2)         In 2015 and 2014, include U.S. dollar equivalent amounts of U.S.$3.8 million and U.S.$1.0 million, respectively, related to other foreign currencies, primarily Euros.

At December 31, 2015, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.3,987,639. At December 31, 2014, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a gain/loss in earnings of Ps.1,704,154.

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

The Group’s interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years the Group has maintained most of its debt in fixed rate instruments (see Note 13).

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2015 and 2014. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2015	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Warrants issued by UHI	35,042,577	35,042,577	—	3,504,258
Long-term loan and interest receivable from GTAC	684,259	687,506	3,247	71,998
Held-to-maturity investments	134,034	133,824	(210)	13,172
Available-for-sale investments	5,873,243	5,873,243	—	587,324
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	8,608,000	9,287,343	679,343	1,608,078
Senior Notes due 2025	10,329,600	11,773,265	1,443,665	2,620,991
Senior Notes due 2026	5,164,800	5,177,609	12,809	530,570
Senior Notes due 2032	5,164,800	6,268,621	1,103,821	1,730,683
Senior Notes due 2040	10,329,600	10,861,368	531,768	1,617,905
Senior Notes due 2045	17,216,000	14,860,851	(2,355,149)	(869,064)
Senior Notes due 2046	15,494,400	15,472,398	(22,002)	1,525,238
Peso-denominated debt:
Notes due 2020	10,000,000	10,437,500	437,500	1,481,250

December 31, 2015	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Notes due 2021	6,000,000	5,996,640	(3,360)	596,304
Notes due 2022	5,000,000	4,957,300	(42,700)	453,030
Senior Notes due 2037	4,500,000	4,355,550	(144,450)	291,105
Senior Notes due 2043	6,500,000	5,265,000	(1,235,000)	(708,500)
Short-term and long-term notes payable to Mexican banks	7,491,287	7,561,954	70,667	826,863
Finance lease obligations	5,805,115	5,179,052	(626,063)	(108,158)
Derivative financial instruments (2)	227,062	227,062	—	—

December 31, 2014	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Convertible Debentures due 2025 issued by UHI	10,421,478	10,421,478	—	1,042,148
Embedded derivative in Convertible Debentures issued by UHI	17,447,857	17,447,857	—	1,744,786
Long-term loan and interest receivable from GTAC	677,315	675,198	(2,117)	65,403
Held-to-maturity investments	461,047	460,236	(811)	45,213
Available-for-sale investments	5,511,768	5,511,768	—	551,177
Shares of common stock of Imagina	836,037	836,037	—	83,604
Derivative financial instruments (2)	2,894	2,894	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	7,380,650	8,192,595	811,945	1,631,205
Senior Notes due 2025	8,856,780	10,940,692	2,083,912	3,177,981
Senior Notes due 2032	4,428,390	6,097,627	1,669,237	2,279,000
Senior Notes due 2040	8,856,780	10,994,187	2,137,407	3,236,825
Senior Notes due 2045	14,761,300	15,015,785	254,485	1,756,063
Peso-denominated debt:
Notes due 2020	10,000,000	10,469,000	469,000	1,515,900
Senior Notes due 2021	6,000,000	6,012,300	12,300	613,530
Senior Notes due 2037	4,500,000	4,778,640	278,640	756,504
Senior Notes due 2043	6,500,000	5,505,240	(994,760)	(444,236)
Long-term notes payable to Mexican banks	10,982,607	11,413,185	430,579	1,571,897
Finance lease obligations	5,236,046	4,920,298	(315,748)	176,282
Derivative financial instruments (2)	335,102	335,102	—	—

(1)         At December 31, 2015 and 2014, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)         Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.

(3)         The carrying value of debt is stated in this table at its principal amount.

(4)         The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the finance lease obligations are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2015 and 2014, the Group held cash and cash equivalents of Ps.49,397,126 and Ps.29,729,350, respectively, and temporary investments of Ps.5,330,448 and Ps.4,788,585, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

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

	Less Than 12 Months January 1, 2016 to December 31, 2016		12-36 Months January 1, 2017 to December 31, 2018		36-60 Months January 1, 2019 to December 31, 2020		Maturities Subsequent to December 31, 2020		Total
At December 31, 2015
Debt (1)	Ps.	2,981,675	Ps.	10,975,074	Ps.	11,412,045	Ps.	86,429,693	Ps.	111,798,487
Finance lease liabilities	511,556		945,665		996,850		3,351,044		5,805,115

	Less Than 12 Months January 1, 2016 to December 31, 2016	12-36 Months January 1, 2017 to December 31, 2018	36-60 Months January 1, 2019 to December 31, 2020	Maturities Subsequent to December 31, 2020	Total
Derivative financial instruments (interest rate swaps)	1,402	116,108	5,849	103,703	227,062
Trade and other liabilities	23,830,644	4,216,911	3,015,304	2,277,150	33,340,009
Interest on debt (2)	6,017,494	13,755,508	12,838,750	88,291,439	120,903,191
Interest on capital lease obligations	376,495	672,020	583,615	890,602	2,522,732

	Less Than 12 Months January 1, 2015 to December 31, 2015		12-36 Months January 1, 2016 to December 31, 2017		36-60 Months January 1, 2018 to December 31, 2019		Maturities Subsequent to December 31, 2019		Total
At December 31, 2014
Debt (1)	Ps.	339,160	Ps.	8,176,780	Ps.	9,287,317	Ps.	64,463,250	Ps.	82,266,507
Finance lease liabilities	502,166		767,606		776,767		3,263,006		5,309,545
Derivative financial instruments (interest rate swaps)	—		89,994		175,346		69,762		335,102
Trade and other liabilities	22,405,160		2,887,948		6,361,510		502,374		32,156,992
Interest on debt (2)	4,384,857		10,120,078		8,886,673		59,574,837		82,966,445
Interest on capital lease obligations	267,237		657,111		676,671		984,376		2,585,395

(1)         The amounts of debt are disclosed on a principal amount basis (see Note 13).

(2)         Interest to be paid in future years on outstanding debt as of December 31, 2015 and 2014, based on contractual interest rate and exchange rates as of that date.

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

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2015, the balance of such programming would decrease in the amount of Ps.228,718 with a corresponding increase in programming amortization expense.

(b)                                 Investments in Associates and Joint Ventures

Some of the Group’s investments are structured as investments in associates and joint ventures (see Notes 2 (c) and 10). As a result, the results of operations attributable to these investments are not consolidated with the results of the Group’s various segments for financial reporting purposes, but are reported as share of income or loss of associates and joint ventures in the consolidated statement of income (see Note 10).

In the past, the Group has made significant capital contributions and loans to its associates and joint ventures, and it may in the future make additional capital contributions and loans to at least some of its joint ventures. In the past, some of these ventures have generated, and they may continue to generate, operating losses and negative cash flows as they continue to build and expand their respective businesses.

The Group periodically evaluates its investments in these associates and joint ventures for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, the Group evaluates whether any declines in value are other than temporary. The Group has taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, there can be no assurance that the Group’s future evaluations will not result in recognizing additional impairment charges for these investments.

Once the carrying balance of a given investment is reduced to zero, the Group evaluates whether it should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans guarantees it has provided to these associates and joint ventures, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, the Group periodically evaluates whether to continue to account for its various investments under the equity method.

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

During 2015 and 2014, the Group recorded impairments for goodwill and other indefinite-lived intangible assets related to its Publishing business, which is classified into the Other Businesses segment. During 2013, the Group recorded impairments for goodwill and other indefinite-lived intangible assets related to its joint venture investment in capital stock of GSF (see Notes 10 and 12). Other than in the Publishing business, the Company believes that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) for disclosure regarding concession intangible assets.

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

(g)                                 Exchange of Convertible Debentures due 2025 issued by UHI for Warrants issued by UHI

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risks and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

The Company’s management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation (see Notes 3, 9, 10 and 14).

6.                                      Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2015 and 2014, consisted of:

	2015		2014
Cash and bank accounts	Ps.	1,565,594	Ps.	1,830,156
Short-term investments (1)	47,831,532		27,899,194
Total cash and cash equivalents	Ps.	49,397,126	Ps.	29,729,350

(1)         Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2015 and 2014, consisted of:

	2015		2014
Short-term investments (2)	Ps.	110,832	Ps.	60,558
Other financial assets (3)	4,862,970		4,636,341
Current maturities of non-current held-to-maturity securities	356,646		91,686
Total temporary investments	Ps.	5,330,448	Ps.	4,788,585

(2)         Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

(3)         Other financial assets include equity instruments held for trading (publicly traded instruments). The fair value is based on quoted market prices. In connection with these equity instruments, the Group recognized in consolidated finance income a fair value gain of Ps.503,797, Ps.636,305 and Ps.559,874 for the years ended December 31, 2015, 2014 and 2013, respectively.

7.                                      Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2015 and 2014, consisted of:

	2015		2014
Non-interest bearing notes received from customers as deposits and advances in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments	Ps.	16,967,783	Ps.	16,864,054
Trade accounts receivable	8,413,850		7,251,553
Allowance for doubtful accounts	(3,679,505)		(3,028,444)
	Ps.	21,702,128	Ps.	21,087,163

As of December 31, 2015 and 2014, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2015		2014
1 to 90 days	Ps.	4,182,936	Ps.	4,916,829
91 to 180 days	1,224,896		689,247
More than 180 days	2,821,110		2,453,742

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso, currencies are as follows:

	2015		2014
U.S. dollar	Ps.	2,006,250	Ps.	1,854,654
Other currencies	462,740		473,678
At December 31	Ps.	2,468,990	Ps.	2,328,332

Movements on the Group allowance for doubtful accounts of trade notes and account receivables are as follows:

	2015		2014
At January 1	Ps.	(3,028,444)	Ps.	(2,492,536)
Impairment provision	(2,005,704)		(1,134,657)
Write–off of receivables	969,018		480,978

	2015		2014
Unused amounts reversed	385,625		117,771
At December 31	Ps.	(3,679,505)	Ps.	(3,028,444)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2015 and 2014 is the carrying value of each class of receivables mentioned above.

8.                                      Transmission Rights and Programming

At December 31, 2015 and 2014, transmission rights and programming consisted of:

	2015		2014
Transmission rights	Ps.	9,195,354	Ps.	8,626,238
Programming	5,332,928		5,219,882
	14,528,282		13,846,120
Non-current portion of:
Transmission rights	5,775,508		5,863,275
Programming	3,363,641		3,131,123
	9,139,149		8,994,398
Current portion of transmission rights and programming	Ps.	5,389,133	Ps.	4,851,722

Amortization of transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2015, 2014 and 2013 amounted to Ps.13,216,319, Ps.12,898,031 and Ps.11,634,186, respectively (see Note 20).

9.                                      Investments in Financial Instruments

At December 31, 2015 and 2014, the Group had the following investments in financial instruments:

	2015		2014
Available-for-sale financial assets:
Convertible Debentures due 2025 issued by UHI (1)	Ps.	—	Ps.	10,421,478
Embedded derivative in Convertible Debentures issued by UHI (1)	—		17,447,857
Warrants issued by UHI (1)	35,042,577		—
Shares of common stock of Imagina (2)	—		836,037
Available-for-sale investments (3)	5,873,243		5,511,768
	40,915,820		34,217,140
Held-to-maturity investments (4)	134,034		461,047
Other	31,620		31,685
	Ps.	41,081,474	Ps.	34,709,872

(1)         Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 14 and 19). In July 2015, the Group exchanged its investment in these Convertible Debentures for an investment in Warrants that are exercisable for UHI’s common stock, subject to the U.S. Federal Communications Commission’s restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group’s investment in Warrants. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclassified Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015, as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S.$107.4 million

(Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10%. These Warrants are classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Changes in fair value recognized in other comprehensive income will be reclassified to the statement of income within other finance income, net, in the period the Warrants are exercised, in whole or in part (see Notes 3, 10 and 14).

(2)         Through June 2015, the Company’s investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015 the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Notes 3 and 10).

(3)         The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares (see Note 2 (i)).

(4)         Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2015, are as follows: Ps.60,683 in 2017, Ps.13,365 in 2018 and Ps.59,986 thereafter. Held-to-maturity financial assets as of December 31, 2015 and 2014 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2015 and 2014 is presented as follows:

	2015		2014
At January 1	Ps.	34,217,140	Ps.	37,359,819
Foreign exchange differences	4,307,772		2,221,191
Conversion and capitalization of debt instruments (1)	—		(10,176,600)
Interest income	—		221,613
Changes in fair value in other comprehensive income	3,947,250		3,648,014
Changes in fair value in other finance income	409,196		943,103
Additional investment in Imagina	341,710		—
Exchange of Convertible Debentures	(29,625,750)		—
Reclassification of investment in Imagina	(1,568,401)		—
Partial exercise of Warrants	(1,695,524)		—
Warrants	30,582,427		—
At December 31	Ps.	40,915,820	Ps.	34,217,140

(1)         In connection with the acquisition of Cablecom (see Note 3).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2015 and 2014 is the carrying value of the financial assets mentioned above.

10.                               Investments in Associates and Joint Ventures

At December 31, 2015 and 2014, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2015	2015		2014
Associates:
UHI (1)	10.0%	Ps.	5,685,748	Ps.	3,507,390
Imagina (see Notes 3 and 9)	19.9%	1,921,590		—
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (2)	40.0%	938,995		867,362
Other		83,220		81,516
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (3)	33.3%	574,480		576,179
Televisa CJ Grand, S.A. de C.V. (“Televisa CJ Grand”)	50.0%	67,868		—
		Ps.	9,271,901	Ps.	5,032,447

(1)         The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of December 31, 2015 and 2014, owned 1,110,382 and 842,850 Class C shares of common stock of UHI, respectively, representing 10% and 7.8%, respectively, of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2015, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations, and as of December 31, 2014, held Convertible Debentures due 2025 issued by UHI with an interest rate of 1.5% per annum receivable on a quarterly basis, which could have been converted into additional 4,858,485 shares (subject to adjustment as provided in the debentures) of common stock of UHI equivalent to approximately 30% equity stake of UHI on a fully-diluted, as-converted basis, at the option of the Group, subject to certain conditions, laws and regulations;  (iii) as of December 31, 2015 and 2014, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 and 20 directors, respectively, of 22 available board seats; and (iv) was party to a program license agreement, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 90 months after the Group has sold two-thirds of its initial investment in UHI made in December 2010. In January 2014, a group of institutional investors made a capital contribution in UHI, by which the Group’s percentage equity stake in UHI decreased from 8% to 7.8% (see Notes 3, 9, 14, 19 and 22).

(2)         OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. The investment in OCEN included a goodwill of Ps.359,613 as of December 31, 2015 and 2014 (see Note 19).

(3)         GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. GTAC started operations in the second half of 2011 and commercial services in the first quarter of 2012. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2015 and 2014, GTAC had used a principal amount of Ps.661,183 and Ps.628,683, respectively, under this credit facility. During 2015 and 2014, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.99,018 and Ps.166,614, respectively. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.246,019, with an annual interest of TIIE plus 200 basis points payable on a monthly basis and principal maturities through 2023, 2024 and 2025. The net investment in GTAC as of December 31, 2015 and 2014, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.684,259 and Ps.677,315, respectively (see Note 14).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2015 and 2014 is presented as follows:

	2015		2014
At January 1	Ps.	5,032,447	Ps.	18,250,764
Equity method recognized for the year	35,399		669,887
Impairment adjustment	—		(530,134)
Amortization of GSF intangibles	—		(100,916)
Long-term loans to GTAC, net	101,881		121,530

	2015		2014
Disposition of GSF (Note 3)	—		(13,630,000)
Foreign currency translation adjustments	796,002		398,510
Investment in Imagina (Note 3)	1,568,401		—
Increase in equity stake of UHI (Note 3)	1,695,524		—
Investment in Televisa CJ Grand	108,750		—
Other	(66,503)		(147,194)
At December 31	Ps.	9,271,901	Ps.	5,032,447

Amounts of consolidated net sales, depreciation and amortization, operating loss, interest expense, net, income tax benefit, net income or loss, and comprehensive income or loss related to GSF for the year ended December 31, 2013, are set forth as follows:

	2013
Net sales	Ps.	19,582,451
Depreciation and amortization	2,378,885
Operating loss	1,093,673
Interest expense, net	1,149,683
Income tax benefit	342,215
Net (loss) income attributable to:
Controlling stockholders of GSF	(1,991,059)
Non-controlling interests	73
Comprehensive (loss) income attributable to:
Controlling stockholders of GSF	(1,990,710)
Non-controlling interests	73

Combined condensed balance sheet information of associates and joint ventures as of December 31, 2015 and 2014 is set forth below:

	2015		2014
Current assets	Ps.	5,706,514	Ps.	2,535,120
Non-current assets	27,734,944		17,697,676
Total assets	33,441,458		20,232,796
Current liabilities	4,213,243		1,210,164
Non-current liabilities	21,680,400		14,071,859
Total liabilities	25,893,643		15,282,023
Total net assets	Ps.	7,547,815	Ps.	4,950,773

Aggregate amounts of consolidated net income, other comprehensive income and total comprehensive income related to the Group’s interests in other associates and joint ventures for the years ended December 31, 2015, 2014 and 2013, are set forth as follows:

	2015		2014		2013
Net income	Ps.	161,629	Ps.	93,708	Ps.	246,276
Other comprehensive income	62,101		27,404		87,510
Total comprehensive income	Ps.	223,730	Ps.	121,112	Ps.	333,786

The Group recognized its share of comprehensive income (loss) of associates and joint ventures for the years ended December 31, 2015, 2014 and 2013, as follows:

	2015		2014		2013
Share of income (loss) of associates and joint ventures, net	Ps.	35,399	Ps.	13,173	Ps.	(5,659,963)
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net	(358)		255		178
Other comprehensive income, net	20,063		25,409		105,081
	19,705		25,664		105,259
Share of total comprehensive income (loss) of associates and joint ventures	Ps.	55,104	Ps.	38,837	Ps.	(5,554,704)

11.                               Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2014	Ps.	13,314,186	Ps.	66,508,565	Ps.	7,869,492	Ps.	825,284	Ps.	1,907,209	Ps.	5,341,054	Ps.	1,528,911	Ps.	5,380,011	Ps.	102,674,712
Additions	4,947		3,518,701		—		33,912		143,566		165,305		37,018		13,218,867		17,122,316
Retirements	(413,269)		(1,910,567)		—		(37,133)		(159,359)		(224,893)		(182,277)		(967,125)		(3,894,623)
Transfers and reclassifications	409,329		9,299,432		—		78,957		121,103		559,697		257,874		(10,061,292)		665,100
Acquisition of Cablecom	94,204		2,328,541		—		10,634		39,808		95,596		—		193,580		2,762,363
Effect of translation	22,946		177,026		—		(4,648)		1,982		25,976		1		(4,075)		219,208
December 31, 2014	13,432,343		79,921,698		7,869,492		907,006		2,054,309		5,962,735		1,641,527		7,759,966		119,549,076
Additions	76,395		9,577,748		—		50,763		233,468		272,705		15,967		15,476,023		25,703,069
Retirements	(29,324)		(2,397,427)		—		(31,992)		(102,657)		(139,145)		(6,786)		(615,800)		(3,323,131)
Transfers and reclassifications	141,431		8,702,081		2,432,221		35,260		393,423		491,674		512,279		(12,708,369)		—
Acquisition of Telecable	88		1,619,472		—		15,120		51,121		31,440		7,516		—		1,724,757
Effect of translation	2,365		297,918		—		(9,229)		1,412		23,127		104		27,171		342,868
December 31, 2015	Ps.	13,623,298	Ps.	97,721,490	Ps.	10,301,713	Ps.	966,928	Ps.	2,631,076	Ps.	6,642,536	Ps.	2,170,607	Ps.	9,938,991	Ps.	143,996,639
Depreciation:
January 1, 2014	Ps.	(3,855,800)	Ps.	(36,970,810)	Ps.	(2,607,209)	Ps.	(504,216)	Ps.	(904,135)	Ps.	(3,585,681)	Ps.	(770,386)	Ps.	—	Ps.	(49,198,237)
Depreciation of the year	(214,876)		(8,314,358)		(405,307)		(57,909)		(194,082)		(722,853)		(177,139)		—		(10,086,524)
Retirements	86,799		1,507,904		—		37,798		114,676		55,583		113,250		—		1,916,010
Reclassifications	—		(148,240)		—		—		—		108,453		—		—		(39,787)
Effect of translation	(554)		(131,235)		—		5,226		(1,125)		(3,360)		18		—		(131,030)
December 31, 2014	(3,984,431)		(44,056,739)		(3,012,516)		(519,101)		(984,666)		(4,147,858)		(834,257)		—		(57,539,568)
Depreciation of the year	(247,959)		(10,039,099)		(472,869)		(86,525)		(280,799)		(804,061)		(207,428)		—		(12,138,740)
Retirements	10,542		1,834,022		—		31,024		66,739		123,216		3,330		—		2,068,873
Reclassifications	30,352		(179,837)		—		5,425		436		165,231		(21,607)		—		—
Effect of translation	(1,075)		(296,964)		—		7,527		(2,472)		(4,843)		(100)		—		(297,927)
December 31, 2015	Ps.	(4,192,571)	Ps.	(52,738,617)	Ps.	(3,485,385)	Ps.	(561,650)	Ps.	(1,200,762)	Ps.	(4,668,315)	Ps.	(1,060,062)	Ps.	—	Ps.	(67,907,362)
Carrying value:
At January 1, 2014	Ps.	9,458,386	Ps.	29,537,755	Ps.	5,262,283	Ps.	321,068	Ps.	1,003,074	Ps.	1,755,373	Ps.	758,525	Ps.	5,380,011	Ps.	53,476,475
At December 31, 2014	Ps.	9,447,912	Ps.	35,864,959	Ps.	4,856,976	Ps.	387,905	Ps.	1,069,643	Ps.	1,814,877	Ps.	807,270	Ps.	7,759,966	Ps.	62,009,508
At December 31, 2015	Ps.	9,430,727	Ps.	44,982,873	Ps.	6,816,328	Ps.	405,278	Ps.	1,430,314	Ps.	1,974,221	Ps.	1,110,545	Ps.	9,938,991	Ps.	76,089,277

Depreciation charges are presented in Note 20.

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which started service in the third quarter of 2015. In 2015, 2014 and 2013, Sky made investments in connection with the acquisition and launch of the SM1 satellite in the aggregate amount of U.S.$20.2 million (Ps.307,950), U.S.$88.8 million (Ps.1,201,906) and U.S.$70.5 million (Ps.922,365), respectively.

Property, plant and equipment include the following assets under finance leases as of December 31:

	2015		2014
Satellite transponders	Ps.	6,065,509	Ps.	6,065,509
Accumulated depreciation	(2,716,274)		(2,431,232)
	Ps.	3,349,235	Ps.	3,634,277

Technical equipment	Ps.	1,613,024	Ps.	1,456,549
Accumulated depreciation	(575,044)		(437,386)
	Ps.	1,037,980	Ps.	1,019,163

Property, plant and equipment include the following technical equipment leased to our subscribers in the Sky and Cable segments as of December 31:

	2015		2014
Subscriber leased set-top equipment	Ps.	20,138,481	Ps.	15,984,439
Accumulated depreciation	(10,632,773)		(8,892,628)
	Ps.	9,505,708	Ps.	7,091,811

12.                               Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible Assets with Indefinite Useful Lives						Intangible Assets with Finite Useful Lives
Changes	Goodwill		Trademarks		Concessions		Trademarks		Licenses		Subscriber Lists		Other Intangible Assets		Total
Cost:
January 1, 2014	Ps.	2,621,530	Ps.	1,749,402	Ps.	3,655,985	Ps.	—	Ps.	3,170,685	Ps.	2,726,844	Ps.	2,108,193	Ps.	16,032,639
Additions	—		—		—		—		1,164,138		—		578,830		1,742,968
Retirements	—		—		—		—		(41,311)		(76,307)		(13,846)		(131,464)
Acquisition of Cablecom	6,913,684		757,040		7,650,430		—		2,007		2,323,288		553,432		18,199,881
Acquisition of TVI	35,593		—		39,302		—		—		—		1,851		76,746
Impairment adjustments	(248,034)		(5,245)		—		—		—		—		—		(253,279)
Transfers and reclassifications	—		—		—		—		279,652		60		(944,812)		(665,100)
Effect of translation	—		30		—		—		319		—		7,015		7,364
December 31, 2014	9,322,773		2,501,227		11,345,717		—		4,575,490		4,973,885		2,290,663		35,009,755
Additions	—		—		—		—		922,818		—		712,305		1,635,123
Retirements	—		(10,000)		—		—		(158,216)		(288)		(14,810)		(183,314)
Acquisition of Telecable	4,885,331		99,398		4,373,855		119,180		—		1,233,808		16,240		10,727,812
Impairment adjustments	(95,478)		(35,587)		—		—		—		—		—		(131,065)
Transfers and reclassifications	—		(1,772,126)		—		1,772,126		—		—		—		—
Effect of translation	—		46		—		—		26,820		—		10,023		36,889
December 31, 2015	Ps.	14,112,626	Ps.	782,958	Ps.	15,719,572	Ps.	1,891,306	Ps.	5,366,912	Ps.	6,207,405	Ps.	3,014,421	Ps.	47,095,200

Amortization:
January 1, 2014	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,826,495)	Ps.	(2,023,456)	Ps.	(800,377)	Ps.	(4,650,328)
Amortization of the year	—		—		—		—		(660,008)		(508,069)		(308,484)		(1,476,561)
Other amortization of the year (1)	—		—		—		—		(5,000)		—		(208,216)		(213,216)
Retirements	—		—		—		—		27,529		39,424		13,382		80,335
Reclassifications	—		—		—		—		(108,453)		—		148,240		39,787
Effect of translation	—		—		—		—		(4,368)		—		(6,990)		(11,358)
December 31, 2014	—		—		—		—		(2,576,795)		(2,492,101)		(1,162,445)		(6,231,341)
Amortization of the year	—		—		—		(151,305)		(940,084)		(1,028,837)		(401,963)		(2,522,189)
Other amortization of the year (1)	—		—		—		—		(15,000)		—		(279,860)		(294,860)
Retirements	—		—		—		—		56,503		288		34,280		91,071
Effect of translation	—		—		—		—		(13,767)		—		(17,789)		(31,556)
December 31, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	(151,305)	Ps.	(3,489,143)	Ps.	(3,520,650)	Ps.	(1,827,777)	Ps.	(8,988,875)

Carrying value:
At January 1, 2014	Ps.	2,621,530	Ps.	1,749,402	Ps.	3,655,985	Ps.	—	Ps.	1,344,190	Ps.	703,388	Ps.	1,307,816	Ps.	11,382,311
At December 31, 2014	Ps.	9,322,773	Ps.	2,501,227	Ps.	11,345,717	Ps.	—	Ps.	1,998,695	Ps.	2,481,784	Ps.	1,128,218	Ps.	28,778,414
At December 31, 2015	Ps.	14,112,626	Ps.	782,958	Ps.	15,719,572	Ps.	1,740,001	Ps.	1,877,769	Ps.	2,686,755	Ps.	1,186,644	Ps.	38,106,325

Amortization charges are presented in Note 20.

(1)             Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2015 and 2014, were as follows:

	Balance as of December 31, 2014		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2015
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable	8,908,353		4,885,331		—		—		—		—		13,793,684
Other Businesses	172,447		—		—		—		(95,478)		—		76,969
	Ps.	9,322,773	Ps.	4,885,331	Ps.	—	Ps.	—	Ps.	(95,478)	Ps.	—	Ps.	14,112,626

	Balance as of December 31, 2014		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2015
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	2,041,331	Ps.	99,398	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,772,126)	Ps.	368,603
Other Businesses	459,896		—		(10,000)		46		(35,587)		—		414,355
	Ps.	2,501,227	Ps.	99,398	Ps.	(10,000)	Ps.	46	Ps.	(35,587)	Ps.	(1,772,126)	Ps.	782,958
Concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Cable	10,696,170		4,373,855		—		—		—		—		15,070,025
Sky	96,042		—		—		—		—		—		96,042
	Ps.	11,345,717	Ps.	4,373,855	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,719,572

	Balance as of December 31, 2013		Acquisitions		Foreign Currency Translation Adjustments		Impairment Adjustments		Balance as of December 31, 2014
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable	1,959,076		6,949,277		—		—		8,908,353
Other Businesses	420,481		—		—		(248,034)		172,447
	Ps.	2,621,530	Ps.	6,949,277	Ps.	—	Ps.	(248,034)	Ps.	9,322,773
Indefinite- lived trademarks (see Note 3):
Cable	Ps.	1,284,291	Ps.	757,040	Ps.	—	Ps.	—	Ps.	2,041,331
Other Businesses	465,111		—		30		(5,245)		459,896
	Ps.	1,749,402	Ps.	757,040	Ps.	30	Ps.	(5,245)	Ps.	2,501,227
Concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Cable	3,006,438		7,689,732		—		—		10,696,170
Sky	96,042		—		—		—		96,042
	Ps.	3,655,985	Ps.	7,689,732	Ps.	—	Ps.	—	Ps.	11,345,717

During the fourth quarter of 2015 and 2014, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the goodwill and trademarks in the reporting units with the related carrying value and recorded an aggregate Ps.131,065 and Ps.253,279, respectively, pre-tax impairment charge in other expense, net, in the consolidated statements of income for the years ended December 31, 2015 and 2014.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2015 were as follows (see Note 14):

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.20%	4.70%	3.50%	3.80%
Discount rate	12.70%	17.30%	11.50%	12.40%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2014 were as follows:

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	3.90%	3.50%	3.50%
Discount rate	13.60%	19.40%	10.30%	10.70%

As described in Note 2 (k), beginning in the third quarter of 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.151,305 for the year ended December 31, 2015. Assuming a useful life of four years, amortization of these trademarks in future years are estimated in the following amounts:

	Year ended December 31,
2016	Ps.	472,827
2017	472,827
2018	472,827
2019	321,520

13.                               Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of December 31, 2015 and 2014, were as follows:

	2015								Effective	2014
	Principal		Interest Payable		Finance Costs		Total		Interest Rate	Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	8,608,000	Ps.	60,256	Ps.	(16,224)	Ps.	8,652,032	6.414%	Ps.	7,409,378
6.625% Senior Notes due 2025 (1)	10,329,600		193,895		(354,362)		10,169,133		7.104%	8,630,357
4.625% Senior Notes due 2026 (1)	5,164,800		23,887		(111,378)		5,077,309		5.030%	—
8.50% Senior Notes due 2032 (1)	5,164,800		134,142		(28,701)		5,270,241		9.014%	4,512,938
6.625% Senior Notes due 2040 (1)	10,329,600		315,555		(152,330)		10,492,825		7.047%	8,968,642
5% Senior Notes due 2045 (1)	17,216,000		124,338		(497,534)		16,842,804		5.388%	14,353,463
6.125% Senior Notes due 2046 (1)	15,494,400		94,903		(81,105)		15,508,198		6.490%	—
Total U.S. dollar debt	72,307,200		946,976		(1,241,634)		72,012,542			43,874,778

Mexican peso debt:
7.38% Notes due 2020 (2)	10,000,000		133,250		(34,090)		10,099,160		7.432%	10,100,307
TIIE + 0.35% Notes due 2021(2)	6,000,000		8,657		(11,034)		5,997,623		3.744%	5,994,805
TIIE + 0.35% Notes due 2022 (2)	5,000,000		5,249		(11,060)		4,994,189		3.810%	—
8.49% Senior Notes due 2037 (1)	4,500,000		32,899		(15,528)		4,517,371		8.943%	4,518,767
7.25% Senior Notes due 2043 (1)	6,500,000		54,979		(64,933)		6,490,046		7.918%	6,492,913
Bank loans (3)	4,782,000		—		(3,095)		4,778,905		4.458%	5,879,128
Bank loans (Sky) (4)	—		—		—		—		6.660%	3,513,851
Bank loans (TVI) (5)	2,709,287		2,211		(6,502)		2,704,996		4.794%	1,598,006
Total Mexican peso debt	39,491,287		237,245		(146,242)		39,582,290			38,097,777
Total debt (8)	111,798,487		1,184,221		(1,387,876)		111,594,832			81,972,555
Less: Short-term debt and current portion of long-term debt	2,981,675		1,184,221		(1,828)		4,164,068			1,312,052
Long-term debt, net of current portion	Ps.	108,816,812	Ps.	—	Ps.	(1,386,048)	Ps.	107,430,764		Ps.	80,660,503

Finance lease obligations:
Satellite transponder lease obligation (6)	Ps.	4,879,940	Ps.	—	Ps.	—	Ps.	4,879,940	7.300%	Ps.	4,401,423
Other (7)	925,175		—		—		925,175		7.104%	908,122
Total finance lease obligations	5,805,115		—		—		5,805,115			5,309,545
Less: Current portion	511,556		—		—		511,556			502,166
Finance lease obligations, net of current portion	Ps.	5,293,559	Ps.	—	Ps.	—	Ps.	5,293,559		Ps.	4,807,379

(1)

The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, in the outstanding principal amount of U.S.$500 million, U.S.$600 million, U.S.$300 million, U.S.$300 million, Ps.4,500,000, U.S.$600 million, Ps.6,500,000, U.S.$1,000 million and U.S.$900 million, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.280%, 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 6.097%, 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%,

respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”).

(2)

In 2010, 2014 and May 2015, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021 and 2022, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000 and Ps.5,000,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 35 basis points per annum and is payable every 28 days. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)

In 2015, includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.2,500,000, with principal maturities between 2016 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. Under the terms of this credit agreement, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2015 and 2014, includes a long-term bank loan entered into by the Company with a Mexican bank in September 2014, in the principal amount of Ps.1,782,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016. In 2015, also includes a credit agreement entered into by the Company with a Mexican bank in the aggregate principal amount of Ps.500,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 0 and 30 basis points in 2015, and a range between 30 and 80 basis points in 2016. The proceeds of this credit agreement were used by the Group to prepay long-term debt previously entered into by Telecable and related accrued interest in the aggregate amount of Ps.507,632 (see Note 3). In June 2015, the Company prepaid long-term bank loans in the aggregate amount of Ps.1,600,000, with original principal maturities between 2017 and 2021, and an annual interest rate payable on a monthly basis of a range between 8.77% and 9.4%. The aggregate amount paid by the Company amounted to Ps.1,814,312, which included related accrued interest and fees. In September 2014, the Company prepaid long-term credits in the aggregate principal amount of Ps.4,500,000, which were originally due in 2016.

(4)

In June 2015, Sky prepaid two long-term loans in the principal amount of Ps.1,400,000 and Ps.2,100,000, with an original maturity in 2016, and annual interest of TIIE plus 24 basis points and 8.74%, respectively, which was payable on a monthly basis. The aggregate amount paid by Sky amounted to Ps.3,651,712, which included related accrued interest, the settlement of a related derivative contract, and fees. This prepayment was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis.

(5)

In 2015, included outstanding balances in the aggregate principal amount of Ps.2,709,287 in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2016 and 2022, bearing interest at an annual rate of TIIE plus a range between 130 and 250 basis points, which is payable on a monthly basis. In 2014, included outstanding balances in the aggregate principal amount of Ps.1,600,607 in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2015 and 2019, bearing interest at an annual rate of TIIE plus a range between 140 and 250 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)

Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service (see Note 11).

(7)

Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In 2015 and 2014, includes Ps.705,806 and Ps.702,630, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 19). This lease agreement provides for annual payments through 2020 and 2021. Other finance leases have terms which expire at various dates between 2016 and 2019.

(8)

Total debt is presented net of unamortized finance costs as of December 31, 2015 and 2014, in the aggregate amount of Ps.1,387,876 and Ps.1,268,856, respectively and interest payable in the aggregate amount of Ps.1,184,221 and Ps.974,904, respectively.

As of December 31, 2015, the Company is in compliance with all covenants contained in the debt agreements.

As of December 31, 2015, the outstanding principal amounts of U.S.$330.5 million (Ps.5,689,704) and U.S.$2,035.5 million (Ps.35,042,577) of long-term debt of the Company are designated as hedging instruments of the net investment and foreign currency fair value, respectively of the

Group’s investments in UHI (hedged items) and amounted to an aggregate of U.S.$2,366.0 million (Ps.40,732,281). The foreign exchange loss derived from the related long-term debt that was recognized in other comprehensive income or loss amounted to Ps.688,399 and Ps.398,818 for the years ended December 31, 2015 and 2014, respectively. A Ps.2,852,491 foreign currency gain from the hedged Warrants designated in the foreign currency fair value hedge was recognized in the consolidated statement of income and was offset by the foreign exchange loss derived from the related long-term debt amounted to Ps.2,852,491 for the year ended December 31, 2015 (see Note 2 (e)).

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2015, are as follows:

	Nominal		Unamortized Finance Costs
2016	Ps.	2,981,675	Ps.	(1,828)
2017	1,469,385		(1,516)
2018	9,505,689		(17,348)
2019	954,356		(2,868)
2020	10,457,689		(34,996)
Thereafter	86,429,693		(1,329,320)
	Ps.	111,798,487	Ps.	(1,387,876)

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2015, are as follows:

2016	Ps.	888,051
2017	813,370
2018	804,315
2019	810,196
2020	770,269
Thereafter	4,241,646
	8,327,847
Less: Amount representing interest	2,522,732
	Ps.	5,805,115

14.                               Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, Convertible Debentures issued by UHI with an option to convert these debentures into common stock of UHI, which were exchanged in July 2015 for Warrants that are exercisable for UHI’s common stock,  debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2015 and 2014, were as follows:

	2015				2014
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	4,788,585	Ps.	4,788,585
Trade notes and accounts receivable, net	21,702,128		21,702,128		21,087,163		21,087,163
Convertible Debentures due 2025 issued by UHI (see Note 9)	—		—		10,421,478		10,421,478
Embedded derivative in Convertible Debentures issued by UHI	—		—		17,447,857		17,447,857
Warrants issued by UHI (see Note 9)	35,042,577		35,042,577		—		—
Long-term loan and interest receivable from GTAC (see Note 10)	684,259		687,506		677,315		675,198
Held-to-maturity investments (see Note 9)	134,034		133,824		461,047		460,236
Shares of common stock of Imagina (see Note 9)	—		—		836,037		836,037
Available-for-sale investments (see Note 9)	5,873,243		5,873,243		5,511,768		5,511,768
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	34,432,000	Ps.	38,190,597	Ps.	29,522,600	Ps.	36,225,101
Senior Notes due 2045	17,216,000		14,860,851		14,761,300		15,015,785
Senior Notes due 2037 and 2043	11,000,000		9,620,550		11,000,000		10,283,880
Senior Notes due 2026 and 2046	20,659,200		20,650,007		—		—
Notes due 2020	10,000,000		10,437,500		10,000,000		10,469,000
Notes due 2021	6,000,000		5,996,640		6,000,000		6,012,300
Notes due 2022	5,000,000		4,957,300		—		—
Short-term loans and long-term notes payable to Mexican banks	7,491,287		7,561,955		10,982,607		11,413,185
Finance lease obligations	5,805,115		5,179,052		5,236,046		4,920,298

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2015 and 2014, were as follows:

2015: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap (d)	Ps.	8,113	Ps.1,985,847	February 2016 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (c)	116,108		Ps.2,500,000	September 2016 and March 2018
Interest rate swap (e)	99,567		Ps.6,000,000	April 2021
Interest rate swap (f)	3,274		Ps.1,000,000	May 2022
Total liabilities	Ps.	227,062

2014: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options (b)	Ps.	2,894	U.S.$135,000	November 2015
Total assets (1)	Ps.	2,894

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap (a)	Ps.	79,939	Ps.1,400,000	April 2016
TVI’s interest rate swap (d)	10,376		Ps.1,567,607	February 2016 and July 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (c)	175,025		Ps.2,500,000	September 2016 and March 2018
Interest rate swap (e)	69,762		Ps.3,000,000	April 2021
Total liabilities	Ps.	335,102

(1)         Includes derivative financial instruments of Ps.2,894 that were classified in current assets in the consolidated statement of financial position as of December 31, 2014.

(a)         Sky has entered into derivative transaction agreements through April 2016 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,400,000. Under these transactions, Sky receives 28-day payments based on an aggregate notional amount of Ps.1,400,000 at an annual variable rate of TIIE+24 basis points and makes 28-day payments based on the same notional amount at an annual fixed rate of 8.415%. As a result of the change in fair value of these transactions, the Group recorded a loss of Ps.8,263, Ps.25,951 and Ps.37,445 in consolidated other finance expense for the years ended December 31, 2015, 2014 and 2013, respectively (see Note 13).

(b)         The Company entered into derivative agreements (“knock-out option calls”) with financial institutions to reduce the adverse effect of exchange rates on the Senior Notes due 2018, 2025, 2032 and 2040, and hedge against severe Mexican peso depreciation on interest payments made in the second half of 2012, 2013, 2014 and 2015. Under these transactions, the Company had the option to receive an aggregate amount of U.S.$135.0 million in exchange for an aggregate amount of Ps.2,497,500 as of December 31, 2014 with a maturity date in November 2015, and U.S.$270 million in exchange for aggregate amount of Ps.4,995,000 as of December 31, 2013, with maturity dates in November 2014 and November 2015, only if the exchange rate of the Mexican peso during each agreement period was not above a limit agreed between the parties. If the exchange rate exceeded such limit at any time during the agreement period, the option would be extinguished. The Company has recognized the change in fair value of these transactions in consolidated other finance expense.

(c)          The Company has entered into a derivative transaction agreement (interest rate swap) through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,500,000 through September 2016, Ps.1,875,000 through March 2017, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company has recognized the change in fair value of this transaction in other comprehensive income or loss attributable to stockholders of the Company, and in consolidated other finance income or expense at the time of the interest payments. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.116,108 in other comprehensive income or loss attributable to stockholders of the Company as of December 31, 2015. In 2015, the Company recorded a loss of Ps.104,621 for this transaction agreement in consolidated other finance expense.

(d)         In 2015, 2014 and 2013, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.750,000, Ps.300,000 and Ps.500,000, respectively. Under these transactions, the Company receives monthly payments based on aggregate notional amounts of Ps.750,000, Ps.300,000 and Ps.500,000 and makes payments based on the same notional at annual fixed rate of 5.3875%, 4.9392% and 5.2189%, respectively. As a result of the change in fair value of these transactions, in the years ended December 31, 2015, 2014 and 2013, TVI recorded a loss of Ps.28,659, Ps.22,147 and Ps.23,588, respectively, in consolidated other finance expense.

(e)          In March 2015 and April 2014, the Company entered into a derivative transaction agreement (interest rate swap) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.6,000,000 and makes 28-day payments based on the same notional amount at an annual fixed rate of 5.9351%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.99,567 in other comprehensive income or loss attributable to stockholders of the Company for the year ended December 31, 2015. In 2015, the Company recorded a loss of Ps.136,198 for this transaction agreement in consolidated other finance expense.

(f)           In June 2015, the Company entered into a derivative transaction agreement (interest rate swap) through May 2022 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2022. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.1,000,000 and makes 28-day payments based on the same notional amount at an annual fixed rate of 5.9075%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.3,274 in other comprehensive income or loss attributable to stockholders of the Company for the year ended December 31, 2015. In 2015, the Company recorded a loss of Ps.12,097 for this transaction agreement in consolidated other finance expense.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2015 and 2014 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative instruments.

Financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,873,243		—		5,873,243		—
Warrants issued by UHI	35,042,577		—		—		35,042,577
Total	Ps.	46,246,268	Ps.	5,330,448	Ps.	5,873,243	Ps.	35,042,577

Liabilities:
Derivative financial instruments	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—
Total	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,511,768		—		5,511,768		—
Convertible Debentures due 2025 issued by UHI	10,421,478		—		—		10,421,478
Embedded derivative in Convertible Debentures issued by UHI	17,447,857		—		—		17,447,857
Shares of Common Stock of Imagina	836,037		—		—		836,037
Derivative financial instruments	2,894		—		2,894		—
Total	Ps.	39,008,619	Ps.	4,788,585	Ps.	5,514,662	Ps.	28,705,372

Liabilities:
Derivative financial instruments	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—
Total	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2015 and 2014:

	2015		2014
Balance at beginning of year	Ps.	28,705,372	Ps.	33,344,714
Included in finance income or expense	4,275,122		3,082,374
Included in other comprehensive income	4,027,621		2,454,884
Additional investment in Imagina	341,710		—
Exchange of Convertible Debentures, reclassification of investment in Imagina and partial exercise of Warrants	(32,889,675)		—
Warrants	30,582,427		—
Acquisition of Cablecom	—		(10,176,600)
Balance at the end of year	Ps.	35,042,577	Ps.	28,705,372

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

As of December 31, 2014 and 2013, the Group has made judgments and used several estimates and assumptions for determining the fair value calculations of the UHI Convertible Debentures due 2025, the UHI embedded derivative and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. The Group also utilizes risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

Available-for-Sale Investments — Open Ended Fund

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

UHI Convertible Debentures due 2025

As described in Note 9, in December 2010, the Company made a cash investment in the form of Convertible Debentures due 2025 issued by UHI, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606,463), which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 4 and 9).

The Group determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows.  The income approach requires management to make judgments and involves the use of significant estimates and assumptions.  These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures were classified in Level 3.

In the case of the embedded derivative in the UHI Convertible Debentures, the Group used recognized industry standard option pricing models (“OPM”). The OPM requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include UHI stock’s spot price at valuation date and the stocks expected volatility. UHI stock’s spot price at valuation date was obtained by using a discounted projected cash flow model that used the inputs described in the paragraph above. UHI stock’s volatility was obtained from publicly available information about comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology is an internal model with significant unobservable inputs, the UHI embedded derivative was classified as Level 3.

Unobservable inputs that contributed to a significantly higher fair value measurement of the Group’s investment in UHI as of December 31, 2014, included better financial performance primarily in consolidated revenue and net income for the years ended December 31, 2014 and 2013 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 included UHI stock’s spot price of U.S.$402 and UHI stock’s expected volatility of 24%.

UHI Warrants

As described in Note 3, in July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI’s common stock.

The Group determined the fair value of its investment in Warrants using the Black-Scholes model (“BSM”). The BSM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of December 31, 2015 included UHI stock’s spot price of U.S.$443 per share and UHI stock’s expected volatility of 29%.

Imagina Equity Financial Instrument

The significant unobservable inputs related to the fair value measurement of the Company’s investment in Imagina’s common stock for the year ended December 31, 2014, were (a) a discount rate of 9.59%, and (b) an exit multiple of 9.71 times.

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

The Group determined the fair value of the convertible debt instruments as of December 31, 2013 using the expected present value valuation methodology based on post-tax discontinued cash flows. The expected present value methodology required management to make judgments and involved the use of significant estimates and assumptions. These estimates and assumptions included long-term growth rates, operating margins used to calculate projected future cash flow and risk-adjusted discount rates based on weighted average cost of capital within a range of 5.5% to 6.5%, among others. The Group’s estimates for market growth were based on current conditions and reasonable forecasts, various internal estimates and observable external sources when available, and were based on assumptions that were consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology was an internal model with significant unobservable inputs, the convertible debt instruments were classified in Level 3 as of December 31, 2013.

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

As of December 31, 2015 and 2014 the effect on consolidated income and consolidated equity of changing  the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably  possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2015		Least Favorable Assumptions 2015		Most Favorable Assumptions 2015		Least Favorable Assumptions 2015
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)
Total			Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2014		Least Favorable Assumptions 2014		Most Favorable Assumptions 2014		Least Favorable Assumptions 2014
UHI Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	1,066,694	Ps.	(958,700)
Embedded derivate UHI	Volatility	+/-10%		356,675		(342,412)		—		—
Shares of common stock of Imagina	Exit multiple/discount rate	+/-10%		—		—		151,551		(148,966)
Total			Ps.	356,675	Ps.	(342,412)	Ps.	1,218,245	Ps.	(1,107,666)

Derivative Financial Instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2 (v) and 4).

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2015	2014
Discount rate	6.9%	7%
Salary scale	5%	5%
Inflation rate	3.5%	3.5%

Had the discount rate of 6.9% used by the Group in 2015 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,588,549 as of December 31, 2015.

Had the discount rate of 7.0% used by the Group in 2014 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,539,000 as of December 31, 2014.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2015 and 2014, is presented as follows:

	Pensions		Seniority Premiums		2015
Vested benefit obligations	Ps.	486,556	Ps.	301,829	Ps.	788,385
Unvested benefit obligations	1,575,326		108,014		1,683,340
Defined benefit obligations	2,061,882		409,843		2,471,725
Fair value of plan assets	1,468,234		596,312		2,064,546
Underfunded (overfunded) status of the plan assets	593,648		(186,469)		407,179
Post-employment benefit liability (asset)	Ps.	593,648	Ps.	(186,469)	Ps.	407,179

	Pensions		Seniority Premiums		2014
Vested benefit obligations	Ps.	445,487	Ps.	275,461	Ps.	720,948
Unvested benefit obligations	1,604,009		91,259		1,695,268
Defined benefit obligations	2,049,496		366,720		2,416,216
Fair value of plan assets	1,540,177		588,880		2,129,057
Underfunded (overfunded) status of the plan assets	509,319		(222,160)		287,159
Post-employment benefit liability (asset)	Ps.	509,319	Ps.	(222,160)	Ps.	287,159

The components of net periodic pension and seniority premium cost for the years ended December 31, consisted of the following:

	2015		2014
Service cost	Ps.	137,121	Ps.	134,662
Interest cost	150,384		140,770
Prior service cost for plan amendments	(109,976)		15,415
Interest of assets	(139,195)		(133,336)
Net cost	Ps.	38,334	Ps.	157,511

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2015 and 2014, associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		2015		2014
Defined benefit obligations:
Beginning of year	Ps.	2,049,496	Ps.	366,720	Ps.	2,416,216	Ps.	2,095,512
Service cost	97,942		39,179		137,121		134,662
Interest cost	125,598		24,786		150,384		140,770
Benefits paid	(114,459)		(63,365)		(177,824)		(77,844)
Remeasurement of post-employment benefit obligations	10,246		38,360		48,606		46,253

	Pensions		Seniority Premiums		2015		2014
Past service cost	(106,941)		(3,035)		(109,976)		15,415
Business acquisition	—		7,198		7,198		61,638
Liquidated obligations	—		—		—		(190)
End of year	2,061,882		409,843		2,471,725		2,416,216
Fair value of plan assets:
Beginning of year	1,540,177		588,880		2,129,057		2,015,702
Remeasurement return on plan assets	99,253		39,942		139,195		133,336
Remeasurement of post-employment benefit obligations	(88,016)		(32,510)		(120,526)		18,442
Benefits paid	(83,180)		—		(83,180)		(38,423)
End of year	1,468,234		596,312		2,064,546		2,129,057
Underfunded (overfunded) status of the plan assets	Ps.	593,648	Ps.	(186,469)	Ps.	407,179	Ps.	287,159

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2015 and 2014, are as follows:

	Pensions		Seniority Premiums		2015		2014
Beginning net post-employment liability (asset)	Ps.	509,319	Ps.	(222,160)	Ps.	287,159	Ps.	79,810
Net periodic cost	17,346		20,988		38,334		157,511
Remeasurement of post—employment benefits	98,262		70,870		169,132		27,811
Benefits paid	(31,279)		(63,365)		(94,644)		(39,611)
Business acquisition	—		7,198		7,198		61,638
Ending net post-employment liability (asset)	Ps.	593,648	Ps.	(186,469)	Ps.	407,179	Ps.	287,159

The post-employment benefits as of December 31, 2015 and 2014 and remeasurements adjustments for the years ended December 31, 2015 and 2014, are summarized as follows:

	2015		2014
Pensions:
Defined benefit obligations	Ps.	2,061,882	Ps.	2,049,496
Plan assets	1,468,234		1,540,177
Unfunded status of the plans	593,648		509,319
Remeasurements adjustments (1)	98,262		28,462
Seniority premiums:
Defined benefit obligations	Ps.	409,843	Ps.	366,720
Plan assets	596,312		588,880
Overfunded status of the plans	(186,469)		(222,160)
Remeasurements adjustments (1)	70,870		(651)

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

The weighted average asset allocation by asset category as of December 31, 2015 and 2014, was as follows:

	2015	2014
Equity securities (1)	27.6%	28.5%
Fixed rate instruments	72.4%	71.5%
Total	100.0%	100.0%

(1)         Included within plan assets at December 31, 2015 and 2014, are shares of the Company held by the trust with a fair value of Ps.291,138 and Ps.313,473, respectively.

The weighted average expected long-term rate of return of plan assets of 6.9% and 7.0% were used in determining net periodic pension cost in 2015 and 2014, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	291,138	Ps.	291,138	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	812,695		812,695		—		—
Money market securities (3)	691,044		691,044		—		—
Other equity securities	269,669		269,669		—		—
Total investment assets	Ps.	2,064,546	Ps.	2,064,546	Ps.	—	Ps.	—

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	313,473	Ps.	313,473	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	911,254		911,254		—		—
Money market securities (3)	616,929		616,929		—		—
Other equity securities	287,401		287,401		—		—
Total investment assets	Ps.	2,129,057	Ps.	2,129,057	Ps.	—	Ps.	—

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

The Group did not make contributions to its plan assets in 2015 and 2014 and does not expect to make significant contributions to its plan assets in 2016.

The weighted average durations of the defined benefit plans as of December 31, 2015 and 2014, were as follows:

	2015	2014
Seniority Premiums	14.1 years	15.1 years
Pensions	18.8 years	19.6 years

16.                               Capital Stock and Long-term Retention Plan

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

At December 31, 2015, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company’s Trust (2)	Outstanding
Series “A” Shares	123,273.9	(7,864.9)	115,409.0
Series “B” Shares	58,982.9	(5,642.6)	53,340.3
Series “D” Shares	90,086.5	(5,227.0)	84,859.5
Series “L” Shares	90,086.5	(5,227.0)	84,859.5
Total	362,429.8	(23,961.5)	338,468.3

Shares in the form of CPOs	301,145.5	(17,473.1)	283,672.4
Shares not in the form of CPOs	61,284.3	(6,488.4)	54,795.9
Total	362,429.8	(23,961.5)	338,468.3
CPOs	2,573.9	(149.3)	2,424.6

(1)         As of December 31, 2015, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).

(2)         In connection with the Company’s Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2015 and 2014, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2014	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5
Acquired (1)	(71.1)	(62.6)	(99.6)	(99.6)	(332.9)	(2.9)
Released (1)	910.1	473.0	752.5	752.5	2,888.1	21.5
As of December 31, 2014	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired (1)	(518.7)	(456.5)	(726.2)	(726.2)	(2,427.6)	(20.7)
Released (1)	891.2	465.9	741.3	741.3	2,839.7	21.2
As of December 31, 2015	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6

(1)         By a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

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

At December 31, 2015, the restated for inflation tax value of the Company’s common stock was Ps.43,869,927. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2015, approximately 86.5 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2013, 2014 and 2015. Additional sales will continue to take place during or after 2016.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2015 had approximately 204.8 million CPOs or CPO equivalents. This figure is net of approximately 27.0, 24.7 and 24.3 million CPOs or CPO equivalents vested in 2013, 2014 and 2015, respectively. Of the 204.8 million CPOs or CPO equivalents approximately 73% are in the form of CPOs and the remaining 27% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares. As of December 31, 2015, approximately 114.7 million CPOs or CPO equivalents have been reserved and will become vested between 2016 and 2018 at prices ranging from Ps.59.00 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

As of December 31, 2015, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2018 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (x)) by using the Black-Scholes pricing model at the date on which the stock was conditionally sold to personnel under the Company’s Long-Term Retention Plan, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan

Arrangements:
Year of grant	2011	2012	2013	2014	2015
Number of CPOs or CPOs equivalent granted	25,000	25,000	39,000	39,000	39,000
Contractual life	3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	0.65%	0.66%	0.54%	0.39%	0.33%
Expected volatility (1)	25%	27%	24%	19.07%	26.92%
Risk-free interest rate	5.80%	4.90%	4.79%	4.68%	4.61%
Expected average life of awards	3.01 years	2.99 years	3.00 years	3.00 years	3.00 years

(1)         Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2015		2014
	CPOs or CPOs Equivalent	Weighted- Average Exercise Price	CPOs or CPOs Equivalent	Weighted- Average Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	129,941	51.98	108,073	52.17
Conditionally sold	39,000	90.59	39,000	71.68
Paid by employees	(23,271)	34.38	(16,232)	35.21
Forfeited	(1,420)	57.47	(900)	45.04
Outstanding at end of year	144,250	66.60	129,941	51.98
To be paid by employees at end of year	29,578	40.43	28,551	39.46

As of December 31, 2015, the weighted-average remaining contractual life of the awards under the Long-Term Retention Plan is 1.28 years.

As of December 31, 2014, the weighted-average remaining contractual life of the awards under the Long-Term Retention Plan is 1.42 years.

17.                               Retained Earnings and Accumulated Other Comprehensive Income

(a)                                 Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2014	Ps.	2,139,007	Ps.	47,010,600	Ps.	7,748,279	Ps.	56,897,886
Appropriation of net income relating to 2013	—		7,748,279		(7,748,279)		—
Sale of repurchased shares	—		(200,973)		—		(200,973)
Share-based compensation	—		821,626		—		821,626
Net income for the year 2014	—		—		5,386,905		5,386,905
Balance at December 31, 2014	2,139,007		55,379,532		5,386,905		62,905,444
Appropriation of net income relating to 2014	—		5,386,905		(5,386,905)		—
Dividends paid relating to 2014	—		(1,084,192)		—		(1,084,192)
Sale of repurchased shares	—		(765,227)		—		(765,227)
Share-based compensation	—		1,184,524		—		1,184,524
Net income for the year 2015	—		—		10,899,135		10,899,135
Balance at December 31, 2015	Ps.	2,139,007	Ps.	60,101,542	Ps.	10,899,135	Ps.	73,139,684

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2015 and 2014, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2015, 2014 and 2013. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2013, the Company´s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2013, in the aggregate amount of Ps.1,084,192  (see Note 16).

In December 2013, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in December 2013 in the aggregate amount of Ps.1,084,192 (see Note 16).

In 2014, the Company’s stockholders did not approve any dividend payment, as the dividend approved by the Company’s stockholders in December 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014.

In April 2015, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192  (see Note 16).

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

As of December 31, 2015, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.59,172,036.

(b)                                 Accumulated Other Comprehensive Income:

Changes	Available- For-Sale Investments		Warrants Issued by UHI		Exchange Differences		Remeasurement of Post- employment Benefit Obligations		Cash Flow Hedges		Share of Equity Accounts		Income Tax		Total
Accumulated at January 1, 2013	Ps.	2,634,506	Ps.	—	Ps.	(52,256)	Ps.	(69,792)	Ps.	(218,373)	Ps.	160,601	Ps.	(648,802)	Ps.	1,805,884
Changes in other comprehensive income	1,881,292		—		59,065		128,210		17,025		105,259		(602,684)		1,588,167
Accumulated at December 31, 2013	4,515,798		—		6,809		58,418		(201,348)		265,860		(1,251,486)		3,394,051
Changes in other comprehensive income	3,648,014		—		179,154		(22,996)		(43,439)		25,664		(730,444)		3,055,953
Reclassifications	(770,941)		—		—		—		—		—		—		(770,941)
Accumulated at December 31, 2014	7,392,871		—		185,963		35,422		(244,787)		291,524		(1,981,930)		5,679,063
Changes in other comprehensive income	644,068		3,303,182		417,205		(162,267)		25,838		19,705		(985,437)		3,262,294
Reclassifications	(5,262,577)		—		—		—		—		—		1,578,774		(3,683,803)
Accumulated at December 31, 2015	Ps.	2,774,362	Ps.	3,303,182	Ps.	603,168	Ps.	(126,845)	Ps.	(218,949)	Ps.	311,229	Ps.	(1,388,593)	Ps.	5,257,554

18.                               Non-controlling Interests

Non-controlling interests as of December 31, 2015 and 2014, consisted of:

	2015		2014
Capital stock	Ps.	1,209,629	Ps.	1,330,512
Additional paid-in capital	3,137,163		3,137,163
Legal reserve	180,017		177,449
Retained earnings from prior years (1) (2)	6,055,693		5,140,060
Net income for the year	1,426,315		1,272,867
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation	136,019		54,270
Remeasurement of post-employment benefit obligations on defined benefit plans	(5,994)		(2,217)
	Ps.	12,138,842	Ps.	11,110,104

(1)         In 2015 and 2014, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000 and Ps.850,000, respectively, of which Ps.309,985 and Ps.351,334, respectively, were paid to its non-controlling interest.

(2)         In 2015, 2014 and 2013, the stockholders of Radiópolis approved the payment of dividends in the amount of Ps.80,000, Ps.145,000 and Ps.135,000, respectively, of which Ps.40,000, Ps.72,500 and Ps.67,500, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2015 and 2014, are set forth as follows:

	Sky				Empresas Cablevisión
	2015		2014		2015		2014
Assets:
Current assets	Ps.	6,142,504	Ps.	5,307,904	Ps.	2,901,939	Ps.	3,101,945
Non-current assets	19,245,681		18,055,932		17,380,310		14,716,853
Total assets	25,388,185		23,363,836		20,282,249		17,818,798

Liabilities:
Current liabilities	4,721,786		4,565,400		4,677,388		3,412,589
Non-current liabilities	8,120,983		7,695,957		2,785,676		2,535,611
Total liabilities	12,842,769		12,261,357		7,463,064		5,948,200
Net assets	Ps.	12,545,416	Ps.	11,102,479	Ps.	12,819,185	Ps.	11,870,598

Amounts of consolidated net sales, net income and total comprehensive income of Sky and Empresas Cablevisión for the years ended December 31, 2015 and 2014, are set forth as follows:

	Sky				Empresas Cablevisión
	2015		2014		2015		2014
Net sales	Ps.	19,245,108	Ps.	17,487,844	Ps.	11,064,540	Ps.	9,766,898
Net income	2,005,446		2,072,668		949,049		827,614
Total comprehensive income	2,192,936		2,171,301		948,587		828,716

As of December 31, 2015, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2015 and 2014, are set forth as follows:

	Sky				Empresas Cablevisión
	2015		2014		2015		2014
Cash flows from operating activities	Ps.	5,078,328	Ps.	7,233,426	Ps.	4,389,942	Ps.	3,421,901
Cash flows from investing activities	(5,766,871)		(5,176,649)		(5,020,724)		(3,225,469)
Cash flows from financing activities	(1,771,267)		(1,679,835)		(49,456)		94,142
Net (decrease) increase in cash and cash equivalents	Ps.	(2,459,810)	Ps.	376,942	Ps.	(680,238)	Ps.	290,574

19.                               Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015		2014		2013
Revenues, other income and interest income:
Royalties, net (Univision) (a)	Ps.	4,986,562	Ps.	4,212,075	Ps.	3,522,746
Programming production and transmission rights (b)	462,410		367,180		280,537
Telecom services (c)	5,288		196,392		148,926
Administrative services (d)	43,117		38,825		59,568
Advertising (e)	100,024		438,681		432,123
Other income (f)	1,038,314		—		—
Interest income (g)	178,810		274,940		265,096

	2015		2014		2013
Other finance income (h)	2,194,981		—		—
	Ps.	9,009,506	Ps.	5,528,093	Ps.	4,708,996
Costs and expenses:
Donations	Ps.	127,641	Ps.	126,297	Ps.	127,991
Administrative services (d)	31,142		41,502		17,849
Technical services (i)	156,704		76,510		112,823
Programming production, transmission rights and telecom (j)	403,500		308,907		288,990
	Ps.	718,987	Ps.	553,216	Ps.	547,653

(a)

The Group receives royalties from Univision for programming provided pursuant to a Programming License Agreement (“PLA”), as amended, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2030 or seven and one-half years after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$69.2 million (Ps.1,104,875), U.S.$73.5 million (Ps.988,032) and U.S.$72.6 million (Ps.919,823) for the fiscal years 2015, 2014 and 2013, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses. The Group also pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 3, 9 and 10).

(b)	Services rendered to Univision in 2015, 2014 and 2013, and Televisa CJ Grand in 2015.
(c)	Services rendered to Univision in 2015 and 2014; GTAC in 2015, 2014 and 2013, and GSF in 2014 and 2013. In September 2014, the investment in GSF, including Iusacell, was sold (see Notes 3 and 10).
(d)

The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e)	Advertising services rendered to Univision, OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2015, 2014 and 2013, and Iusacell in 2014 and 2013.
(f)

Includes in 2015 an exceptional income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision, which cash proceeds were received by the Group in April 2015.

(g)

Includes in 2015, 2014 and 2013 interest income from the Group’s investment in convertible debentures issued by UHI in the aggregate amount of Ps.142,010, Ps.228,278 and Ps.215,702, respectively (see Note 9).

(h)

In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI as a payment for the exchange of the Group’s former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3 and 9).

(i)	In 2015, 2014 and 2013, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.
(j)	Received mainly from Univision in 2015, 2014 and 2013, and Iusacell in 2014 and 2013.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)

A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2015, 2014 and 2013 amounted to Ps.21,526, Ps.22,469 and Ps.22,032, respectively.

(2)

From time to time, two Mexican banks have made loans to the Group, on terms substantially similar to those offered by the banks to third parties. Some members of the Company’s Board serve as Board members of these banks.

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

(5)

During 2015, 2014 and 2013, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.59,281, Ps.57,968 and Ps.59,733, respectively.

(6)	During 2014 and 2013, a company related to a former director and executive of the Company, purchased unsold advertising from the Group for a total of Ps.313,682 and Ps.350,172, respectively.
(7)

During 2015, 2014 and 2013, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.16,034, Ps.154,336 and Ps.12,712, respectively.

(8)

A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2015, 2014 and 2013 amounted to Ps.9,270, Ps.13,736 and Ps.8,856, respectively.

During 2015, 2014 and 2013, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.750,208, Ps.648,055 and Ps.547,264, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.173,020, Ps.169,135 and Ps.146,686 as of December 31, 2015, 2014 and 2013, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.144,517, Ps.149,033 and Ps.141,099 as of December 31, 2015, 2014 and 2013, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Long-term Retention Plan.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which will be payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. Such compensation may be payable in 2020 through a combination of cash and/or Company’s stock rewards granted under the Long-Term Retention Plan. The present value of this long-term employee benefit obligation as of December 31, 2015 and the related service cost for the year ended on that date amounted to Ps.164,028.

The balances of receivables and payables between the Group and related parties as of December 31, 2015 and 2014, were as follows:

	2015		2014
Current receivables:
UHI, including Univision	Ps.	—	Ps.	535,661
Grupo TV Promo, S.A. de C.V.	—		201,060
GSF, including Iusacell	—		57,703
Other	98,388		108,828
	Ps.	98,388	Ps.	903,252
Current payables:
UHI, including Univision (1)	Ps.	367,545	Ps.	—
DirecTV Group, Inc.	47,788		—
Other	27,702		8,564
	Ps.	443,035	Ps.	8,564

(1)             During the period ended December 31, 2015, the Group recognized a provision in the amount of Ps.860,456  associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon a qualified initial public offering of the shares of UHI the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. This amount is partially offset by Ps. 492,911 in receivables from UHI related primarily to the PLA.

All significant account balances included in amounts due from affiliates bear interest. In 2015 and 2014, average interest rates of 5.0% and 5.0% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2015 and 2014, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.663,823 and Ps.874,036, respectively, which were primarily made by UHI, including Univision in 2015 and 2014 and Iusacell and Grupo TV Promo, S.A. de C.V. in 2014.

In 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029, with an annual interest rate of the lower of TIIE plus 122 basis points or 6%  (see Notes 10, 11 and 13).

20.                               Cost of Sales, Selling Expenses and Administrative Expenses

Cost of sales represents primarily the production cost of programming, acquired programming and transmission rights at the moment of broadcasting or at the time the produced programs are sold and became available for broadcast (see Note 8). Such cost of sales also includes benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, postemployment benefits, share-based compensation to employees, depreciation of property and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2015, 2014 and 2013, were as follows:

	2015		2014		2013
Cost of sales	Ps.	10,336,861	Ps.	8,740,067	Ps.	7,513,897
Selling expenses	951,572		739,909		675,039
Administrative expenses	3,652,356		2,291,325		1,842,510
	Ps.	14,940,789	Ps.	11,771,301	Ps.	10,031,446

Short-term employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2015, 2014 and 2013, were as follows:

	2015		2014		2013
Short-term employee benefits	Ps.	17,245,568	Ps.	14,728,298	Ps.	13,242,633
Share-based compensation	1,199,489		844,788		605,067
Post-employment benefits	38,334		157,511		143,133
	Ps.	18,483,391	Ps.	15,730,597	Ps.	13,990,833

21.                               Other Expense, Net

Other expense (income) for the years ended December 31, 2015, 2014 and 2013 is analyzed as follows:

	2015		2014		2013
(Gain) loss on disposition of investment (1)	Ps.	(65,599)	Ps.	4,168,468	Ps.	—
Donations (see Note 19)	148,159		130,846		136,225
Financial advisory and professional services (2)	485,594		265,124		167,888
Loss on disposition of property and equipment	366,545		281,795		92,873
Impairment adjustments (3)	131,065		253,279		59,648
Other income from Univision (4)	(1,038,314)		—		(370,218)
Deferred compensation (see Note 19)	164,028		—		—
Dismissal severance expense	342,382		58,824		48,573
Other, net	(205,383)		123,354		(51,839)
	Ps.	328,477	Ps.	5,281,690	Ps.	83,150

(1)	In 2014 included a loss on disposition of the Group’s 50% joint interest in GSF (see Notes 3 and 10).
(2)

Includes financial advisory services in connection with contemplated dispositions and strategic planning projects and professional services in connection with certain litigation and other matters (see Notes 3 and 19).

(3)	In 2015, 2014 and 2013 the Group recognized impairment adjustments in connection with goodwill and trademarks in its Publishing business (see Note 12).
(4)

In 2015 this income was related to cash received from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision. In 2013 this income was related to the release of certain rights with DirecTV held by the Group in the United States.

22.                               Finance (Expense) Income, Net

Finance (expense) income, net, for the years ended December 31, 2015, 2014 and 2013, included:

	2015		2014		2013
Interest expense	Ps.	(6,239,387)	Ps.	(5,551,461)	Ps.	(4,803,151)
Foreign exchange loss, net	(2,426,011)		(1,391,169)		(283,821)
Finance expense	(8,665,398)		(6,942,630)		(5,086,972)
Interest income (1)	1,027,758		1,327,691		1,129,955
Other finance income, net (2)	7,514,784		1,286,014		4,841,734
Finance income	8,542,542		2,613,705		5,971,689
Finance (expense) income, net	Ps.	(122,856)	Ps.	(4,328,925)	Ps.	884,717

(1)         In 2015 included interest income from the Group’s investment in Convertible Debentures issued by UHI in the amount of Ps.142,010.  In 2014 and 2013, included interest income from the Group’s investments in financial instruments issued by UHI and Ares in the aggregate amount of Ps.450,270 and Ps.358,927, respectively.  In 2015, 2014 and 2013, also included gains from instruments held for trading (see Notes 3, 9, 10 and 14).

(2)         In 2015, 2014 and 2013 other finance income, net, included changes in fair value from an embedded derivative in a host contract related to the Group’s former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196, Ps.1,477,103 and Ps.4,988,479, respectively, as well as gain or loss from derivative financial instruments. In 2015 also included reclassifications in the aggregate amount of Ps.5,262,577 from accumulated other comprehensive income in consolidated equity in connection with cumulative gains related to changes in fair value of the Group’s former available-for-sale investments in Convertible Debentures (Ps.4,718,175) and Imagina (Ps.544,402); and a cash amount of U.S.$135.1 million (Ps.2,194,981) received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock. In 2014 also included a Ps.770,941 reclassification from accumulated other comprehensive income in consolidated equity in connection with the acquisition of Cablecom in 2014, which was offset by fair value adjustments of the embedded derivative in convertible debt issued by Ares (see Notes 3, 9, 10 and 14).

23.                               Income Taxes

The income tax provision for the years ended December 31, 2015, 2014 and 2013 was comprised of:

	2015		2014		2013
Income taxes, current (1)	Ps.	7,380,430	Ps.	5,043,053	Ps.	6,496,684
Deconsolidation income taxes — 2014 Tax Reform (2)	—		—		7,360,403
Income taxes, deferred	(1,048,212)		(2,062,170)		(10,128,125)
	Ps.	6,332,218	Ps.	2,980,883	Ps.	3,728,962

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

The Mexican corporate income tax rate was 30% in 2015, 2014 and 2013. In accordance with the 2014 Tax Reform, the corporate income tax rate will be 30% in 2016 and thereafter.

2014 Tax Reform

In the last quarter of 2013, the Mexican Congress approved a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013.

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

The effects of income tax payable as of December 31, 2015 and 2014, in connection with the 2014 Mexican Tax Reform, are as follows:

	2015		2014
Tax losses of subsidiaries, net	Ps.	6,679,444	Ps.	6,900,765
Dividends distributed among the Group’s entities	6,227		6,122
	6,685,671		6,906,887
Less: Current portion (a)	372,752		358,117
Non-current portion (b)	Ps.	6,312,919	Ps.	6,548,770

(a)         Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2015 and 2014.

(b)         Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2015 and 2014.

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

The effects of income tax payable as of December 31, 2015 and 2014, in connection with the 2010 Mexican Tax Reform, are as follows:

	2015		2014
Tax losses of subsidiaries, net	Ps.	73,617	Ps.	177,918
Dividends distributed among the Group’s entities	—		—
	73,617		177,918
Less: Current portion (a)	48,458		98,563
Non-current portion (b)	Ps.	25,159	Ps.	79,355

(a)         Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2015 and 2014.

(b)         Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2015 and 2014.

Maturities of income tax payable, in connection with the 2014 and 2010 Mexican Tax Reforms, are as follows:

2016	Ps.	421,210
2017	815,486
2018	1,482,886
2019	1,429,058
2020	1,082,192
Thereafter	1,528,456
	Ps.	6,759,288

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2015	% 2014	% 2013
Statutory income tax rate	30	30	30
Differences in inflation adjustments for tax and book purposes	4	3	2
Non-controlling interest	—	—	(1)
Asset tax	—	3	1
Intangible assets and transmission rights	—	—	(13)
Tax loss carryforwards	(10)	(2)	(59)
2014 Tax Reform	1	3	53
Income tax effect from prior years	—	4	12
Foreign operations	(2)	1	—
Disposition of investment	10	(11)	—
Share of loss in joint ventures and associates, net	—	—	1
Change in income tax rate	—	—	1
Exchange of Convertible Debentures for Warrants of UHI	1	—	—
Effective income tax rate	34	31	27

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2015 and 2014. The years of expiration of tax loss carryforwards as of December 31, 2015 are as follows:

Year of Expiration	Tax Loss Carryforwards For Which Deferred Taxes Were Recognized
2016	Ps.	301,129
2017	227,681
2018	2,266,548
2019	1,808,434
2020	373,418
Thereafter	29,011,056
	Ps.	33,988,266

As of December 31, 2015, tax loss carryforwards of Mexican companies for which deferred tax assets were not recognized amounted to Ps.1,398,307, and will expire between 2018 and 2025.

During 2015 and 2014, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.2,931,218 and Ps.4,618,251, respectively. During 2013, certain Mexican subsidiaries utilized unconsolidated tax loss carryforwards in the amount of Ps.581,564, which included the operating tax loss carryforwards related to the non-controlling interest of Sky.

As of December 31, 2015, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.1,869,582, and will expire between 2016 and 2035.

The deferred income taxes as of December 31, 2015 and 2014, were principally derived from the following:

	2015		2014
Assets:
Accrued liabilities	Ps.	2,656,354	Ps.	1,284,458
Allowance for doubtful accounts	1,187,427		917,269
Customer advances	2,598,037		2,186,836
Prepaid expenses and other items	—		297,836
Tax loss carryforwards	10,196,480		6,754,354
Liabilities:
Investments	(3,504,137)		(443,538)
Property, plant and equipment, net	(954,678)		(202,002)

	2015		2014
Derivative financial instruments	(1,801)		(152,491)
Intangible assets and transmission rights	(3,922,230)		(2,961,129)
Prepaid expenses and other items	(1,188,642)		—
Deferred income taxes of Mexican companies	7,066,810		7,681,593
Deferred income tax assets of foreign subsidiaries	195,348		200,410
Asset tax	402,880		435,265
Deferred income tax assets, net	Ps.	7,665,038	Ps.	8,317,268

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross movement on the deferred income tax account is as follows:

	2015		2014
At January 1	Ps.	8,317,268	Ps.	10,608,778
Income statement charge	1,048,212		2,062,170
Tax change relating to components of other comprehensive income	386,817		(850,090)
Tax recognized as part of business combinations	(2,087,259)		(3,503,590)
At December 31	Ps.	7,665,038	Ps.	8,317,268

The movement in deferred income tax assets and liabilities during the year 2015 is as follows:

	At January 1, 2015		Charged (Credited) to Income		Charged (Credit) to Other Comprehensive Income		Business Combinations		At December 31, 2015
Assets:
Accrued liabilities	Ps.	1,284,458	Ps.	1,328,869	Ps.	—	Ps.	43,027	Ps.	2,656,354
Allowance for doubtful accounts	917,269		234,277		—		35,881		1,187,427
Customer advances	2,186,836		386,827		—		24,374		2,598,037
Prepaid expenses and other items	297,836		(297,836)		—		—		—
Tax loss carryforwards	6,754,354		3,442,126		—		—		10,196,480
Liabilities:
Investments	(443,538)		(3,455,167)		394,568		—		(3,504,137)
Property, plant and equipment, net	(202,002)		(323,705)		—		(428,971)		(954,678)
Derivative financial instruments	(152,491)		150,690		—		—		(1,801)
Intangible assets and transmission rights	(2,961,129)		791,643		—		(1,752,744)		(3,922,230)
Prepaid expenses and other items	—		(1,172,065)		(7,751)		(8,826)		(1,188,642)
Deferred income tax assets of foreign subsidiaries	200,410		(5,062)		—		—		195,348
Asset tax	435,265		(32,385)		—		—		402,880
Deferred income tax assets, net	Ps.	8,317,268	Ps.	1,048,212	Ps.	386,817	Ps.	(2,087,259)	Ps.	7,665,038

The movement in deferred income tax assets and liabilities during the year 2014 is as follows:

At January 1, 2014	Charged (Credited) to Income	Charged (Credit) to Other Comprehensive Income	Business Combinations	At December 31, 2014
Assets:
Accrued liabilities	Ps.	1,455,444	Ps.	(201,580)	Ps.	—	Ps.	30,594	Ps.	1,284,458
Allowance for doubtful accounts	753,090	162,306	—	1,873	917,269
Customer advances	2,480,552	(318,046)	—	24,330	2,186,836
Intangible assets and transmission rights	755,985	(690,612)	—	(65,373)	—
Prepaid expenses and other items	—	269,523	13,032	15,281	297,836
Tax loss carryforwards	7,936,044	(1,185,529)	—	3,839	6,754,354
Liabilities:
Investments	(1,147,683)	1,567,267	(863,122)	—	(443,538)
Property, plant and equipment, net	(1,727,736)	1,678,303	—	(152,569)	(202,002)
Derivative financial instruments	(366,225)	213,734	—	—	(152,491)
Intangible assets and transmission rights	—	400,436	—	(3,361,565)	(2,961,129)

	At January 1, 2014		Charged (Credited) to Income		Charged (Credit) to Other Comprehensive Income		Business Combinations		At December 31, 2014
Prepaid expenses and other items	(542,435)		542,435		—		—		—
Deferred income tax assets of foreign subsidiaries	165,832		34,578		—		—		200,410
Asset tax	845,910		(410,645)		—		—		435,265
Deferred income tax assets, net	Ps.	10,608,778	Ps.	2,062,170	Ps.	(850,090)	Ps.	(3,503,590)	Ps.	8,317,268

The analysis of deferred tax assets and liabilities is as follows:

	2015		2014
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps.	14,258,185	Ps.	10,000,572
Deferred tax assets to be recovered within 12 months	5,104,715		3,906,937
Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months	(10,767,190)		(5,485,297)
Deferred tax liabilities to be paid within 12 months	(930,672)		(104,944)
Deferred tax assets, net	Ps.	7,665,038	Ps.	8,317,268

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2015
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	(166,044)	Ps.	—	Ps.	(166,044)
Exchange differences on translating foreign operations	498,954		206,520		705,474
Equity instruments	405,132		(121,541)		283,591
Cumulative gain in fair value from equity instruments reclassified to other finance income	(544,402)		163,321		(381,081)
Derivative financial instruments cash flow hedges	25,838		(7,751)		18,087
Convertible Debentures due 2025 issued by UHI	319,307		(95,821)		223,486
Cumulative gain in fair value from Convertible Debentures issued by UHI reclassified to other finance income	(4,718,175)		1,415,453		(3,302,722)
Warrants exercisable for common stock of UHI	3,303,182		(990,955)		2,312,227
Available-for-sale investments	(80,371)		24,111		(56,260)
Share of income of associates and joint ventures	19,705		—		19,705
Other comprehensive income	Ps.	(936,874)	Ps.	593,337	Ps.	(343,537)
Current tax			Ps.	206,520
Deferred tax			386,817
			Ps.	593,337

	2014
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	(27,811)	Ps.	—	Ps.	(27,811)
Exchange differences on translating foreign operations	221,260		119,646		340,906
Equity instruments	(328,340)		98,502		(229,838)
Derivative financial instruments cash flow hedges	(43,439)		13,032		(30,407)
Convertible Debentures due 2025 issued by UHI	2,058,432		(617,530)		1,440,902
Convertible debt instruments issued by Ares	670,375		(201,112)		469,263
Long-term debt financial instrument issued by Ares	54,417		(16,325)		38,092
Reclassification to other finance income	(770,941)		231,282		(539,659)
Available-for-sale investments	1,193,130		(357,939)		835,191
Share of income of associates and joint ventures	25,664		—		25,664
Other comprehensive income	Ps.	3,052,747	Ps.	(730,444)	Ps.	2,322,303
Current tax			Ps.	119,646
Deferred tax			(850,090)
			Ps.	(730,444)

	2013
	Before tax		Tax (charge) credit		After tax
Remeasurement of post-employment benefit obligations	Ps.	133,863	Ps.	—	Ps.	133,863
Exchange differences on translating foreign operations	64,591		15,119		79,710
Equity instruments	254,662		(80,657)		174,005
Derivative financial instruments cash flow hedges	17,025		(717)		16,308
Convertible Debentures due 2025 issued by UHI	592,810		(212,804)		380,006
Convertible debt instruments issued by Ares	100,333		(30,100)		70,233
Long-term debt financial instrument issued by Ares	(54,184)		16,255		(37,929)
Available-for-sale investments	987,671		(309,780)		677,891
Share of income of associates and joint ventures	105,259		—		105,259
Other comprehensive income	Ps.	2,202,030	Ps.	(602,684)	Ps.	1,599,346
Current tax			Ps.	15,119
Deferred tax			(617,803)
			Ps.	(602,684)

The Group does not recognize deferred income tax liabilities related to its investments in associates and joint ventures , as the Group is able to control the timing of the reversal of temporary differences arising from these investments. As of December 31, 2015 and 2014, the deferred tax liabilities in connection with the Group’s investments in associates and joint ventures amounted to an aggregate of Ps.520,946 and Ps.189,624, respectively.

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

24.                               Earnings per CPO/Share

At December 31, 2015 and 2014, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2015	2014
Total Shares	338,290,942	337,550,941
CPOs	2,423,881	2,420,674
Shares not in the form of CPO units:
Series “A” Shares	54,662,750	54,331,451
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2015, 2014 and 2013, are presented as follows:

	2015				2014				2013
	Per CPO		Per Each Series “A”, “B”, “D” and “L” share		Per CPO		Per Each Series “A”, “B”, “D” and “L” share		Per CPO		Per Each Series “A”, “B”, “D” and “L” share
Net income attributable to stockholders of the Company	Ps.	3.77	Ps.	0.03	Ps.	1.87	Ps.	0.02	Ps.	2.71	Ps.	0.02

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	2015	2014
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2015, 2014 and 2013, are presented as follows:

	2015				2014				2013
	Per CPO		Per Each Series “A”, “B”, “D”and “L” Share		Per CPO		Per Each Series “A”, “B”, “D”and “L” Share		Per CPO		Per Each Series “A”, “B”, “D”and “L” Share
Net income attributable to stockholders of the Company	Ps.	3.52	Ps.	0.03	Ps.	1.74	Ps.	0.01	Ps.	2.50	Ps.	0.02

25.                               Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. The Group’s reportable segments are as follows:

Content

The Content segment categorizes the Group’s sources of content revenue as follows: (a) Advertising; (b) Network Subscription Revenue; and (c) Licensing and Syndication. Given the cost structure of the Group’s Content business, operating segment income is reported as a single line item.

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

Cable

The Cable segment includes the operation of a cable multiple system in the Mexico City metropolitan area (Cablevisión); the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel); the operation of a cable multiple system covering 60 cities of Mexico (Cablemás); the operation of a cable multiple system covering Monterrey and suburban areas (Cablevisión); the operation of a cable multiple system covering 79 cities of Mexico (Cablecom); and the operation of a cable multiple system covering 67 cities of Mexico (Telecable). The cable businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

Also, the telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, radio, publishing and publishing distribution.

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2015, 2014 and 2013:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	34,332,572	Ps.	1,462,004	Ps.	32,870,568	Ps.	14,564,225
Sky	19,253,526		107,197		19,146,329		8,972,258
Cable (3)	28,488,313		148,887		28,339,426		11,405,556
Other Businesses	8,124,337		428,831		7,695,506		753,340
Segment totals	90,198,748		2,146,919		88,051,829		35,695,379
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(2,146,919)		(2,146,919)		—		(1,960,848)
Depreciation and amortization expense	—		—		—		(14,660,929)
Consolidated net sales and income before other expense	88,051,829		—		88,051,829		19,073,602		(1)
Other expense, net	—		—		—		(328,477)
Consolidated net sales and operating income	Ps.	88,051,829	Ps.	—	Ps.	88,051,829	Ps.	18,745,125	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2014:
Content	Ps.	34,868,080	Ps.	1,039,950	Ps.	33,828,130	Ps.	15,534,269
Sky	17,498,586		13,982		17,484,604		8,211,269
Cable (4)	20,937,250		116,258		20,820,992		7,882,911
Other Businesses	8,204,060		219,434		7,984,626		651,267
Segment totals	81,507,976		1,389,624		80,118,352		32,279,716
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(1,389,624)		(1,389,624)		—		(1,478,534)
Depreciation and amortization expense	—		—		—		(11,563,085)
Consolidated net sales and income before other expense	80,118,352		—		80,118,352		19,238,097		(1)
Other expense, net	—		—		—		(5,281,690)
Consolidated net sales and operating income	Ps.	80,118,352	Ps.	—	Ps.	80,118,352	Ps.	13,956,407	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2013:
Content	Ps.	33,817,614	Ps.	822,694	Ps.	32,994,920	Ps.	15,565,959
Sky	16,098,262		24,143		16,074,119		7,340,525
Cable	17,138,795		106,271		17,032,524		6,131,773
Other Businesses	8,073,364		384,216		7,689,148		822,047
Segment totals	75,128,035		1,337,324		73,790,711		29,860,304
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(1,337,324)		(1,337,324)		—		(1,192,453)
Depreciation and amortization expense	—		—		—		(9,846,366)
Consolidated net sales and income before other expense	73,790,711		—		73,790,711		18,821,485		(1)
Other expense, net	—		—		—		(83,150)
Consolidated net sales and operating income	Ps.	73,790,711	Ps.	—	Ps.	73,790,711	Ps.	18,738,335	(2)

(1)  This amount represents income before other expense.

(2)  This amount represents consolidated operating income.

(3)         In 2015, Telecable contributed total revenues and segment income to the Group’s Cable segment for the year ended December 31, 2015, in the amount of Ps.2,106,706 and Ps.1,022,994, respectively, as the Group began to consolidate the Telecable results of operations beginning in January 2015 (see Note 3).

(4)         In 2014, Cablecom contributed total revenues and segment income to the Group’s Cable segment for the four months ended December 31, 2014, in the amount of Ps.1,369,753 and Ps.638,196, respectively, as the Group began to consolidate the Cablecom results of operations beginning in September 2014 (see Note 3). Had Cablecom been consolidated from January 1, 2014, total revenues and segment income of the Group’s Cable segment for the year ended December 31, 2014 would have increased in Ps.2,593,323 and Ps.1,223,277, respectively.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2015, 2014 and 2013:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2015:
Continuing operations:
Content	Ps.	113,461,639	Ps.	43,668,182	Ps.	2,641,189
Sky	25,199,299		9,190,384		5,561,502
Cable	66,971,510		18,222,294		17,166,959
Other Businesses	11,375,305		3,169,793		333,419
Total	Ps.	217,007,753	Ps.	74,250,653	Ps.	25,703,069

2014:
Continuing operations:
Content	Ps.	89,251,814	Ps.	42,386,661	Ps.	2,319,616
Sky	23,016,509		12,012,642		5,154,341
Cable	64,397,382		14,166,918		9,487,903
Other Businesses	9,821,144		3,173,595		160,456
Total	Ps.	186,486,849	Ps.	71,739,816	Ps.	17,122,316

2013:
Continuing operations:
Content	Ps.	70,710,221	Ps.	38,646,427	Ps.	1,897,619
Sky	21,099,963		11,377,840		5,095,984
Cable	34,127,143		8,031,719		7,633,784
Other Businesses	9,282,897		2,530,508		243,285

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
Total	Ps.	135,220,224	Ps.	60,586,494	Ps.	14,870,672

Segment assets reconcile to total assets as of December 31, 2015 and 2014, as follows:

	2015		2014
Segment assets	Ps.	217,007,753	Ps.	186,486,849
Investments attributable to:
Content (1)	49,778,624		39,146,647
Cable	574,751		595,672
Goodwill attributable to:
Content	318,942		644,046
Cable	13,793,684		8,583,249
Other Businesses	—		95,478
Total assets	Ps.	281,473,754	Ps.	235,551,941

(1)         Includes goodwill attributable to equity investments of Ps.359,613 in 2015 and 2014 (see Note 10).

Equity method gain recognized in income for the years ended December 31, 2015, 2014 and 2013 attributable to equity investments in Content, was Ps.50,498, Ps.238,684 and Ps.184,564, respectively.

Equity method loss recognized in income for the years ended December 31, 2015, 2014 and 2013 attributable to equity investments in Cable, was Ps.15,099, Ps.225,511 and Ps.5,840,571, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2015 and 2014, as follows:

	2015		2014
Segment liabilities	Ps.	74,250,653	Ps.	71,739,816
Debt not allocated to segments	107,701,324		75,897,044
Total liabilities	Ps.	181,951,977	Ps.	147,636,860

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2015:
Mexico	Ps.	75,926,603	Ps.	208,022,938	Ps.	25,290,033
Other countries	12,125,226		8,984,815		413,036
	Ps.	88,051,829	Ps.	217,007,753	Ps.	25,703,069

2014:
Mexico	Ps.	69,163,347	Ps.	178,704,058	Ps.	16,578,044
Other countries	10,955,005		7,782,791		544,272
	Ps.	80,118,352	Ps.	186,486,849	Ps.	17,122,316

2013:
Mexico	Ps.	63,747,899	Ps.	129,048,024	Ps.	14,537,604
Other countries	10,042,812		6,172,200		333,068
	Ps.	73,790,711	Ps.	135,220,224	Ps.	14,870,672

Net sales are attributed to geographical segment based on the location of customers.

Net sales from external customers for the years ended December 31, 2015, 2014 and 2013 are presented by sale source, as follows:

	2015		2014		2013
Services	Ps.	67,452,100	Ps.	61,764,168	Ps.	57,255,507
Royalties	7,097,435		6,058,932		5,321,561
Goods	2,415,371		2,204,680		2,163,696
Leases (1)	11,086,923		10,090,572		9,049,947
Total	Ps.	88,051,829	Ps.	80,118,352	Ps.	73,790,711

(1)         This line includes primarily revenue from leasing set-top equipment to subscribers in the Sky and Cable segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

26.                               Commitments and Contingencies

Commitments

As of December 31, 2015, the Group had commitments for programming and transmission rights, mainly related to special events, in the aggregate amount of U.S.$55 million (Ps.947,465) and U.S.$897.8 million (Ps.15,455,836), respectively, with various payment commitments between 2016 and 2030.

At December 31, 2015, the Group had commitments in an aggregate amount of Ps.449,671, of which Ps.60,991 were commitments related to gaming operations, Ps.37,798 were commitments to acquire television technical equipment, Ps.96,219 were commitments for the acquisition of software and related services, and Ps.254,663 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group will provide financing to GTAC in 2016 in the principal amount of Ps.60,000 (see Note 10).

At December 31, 2015, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. Dollars
2016	U.S.$	9,904
2017	9,842
2018	4,009
2019	642
2020 and thereafter	—
	U.S.$	24,397

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047.

As of December 31, 2015, non-cancellable annual lease commitments (undiscounted) are as follows:

2016	Ps.	638,756
2017	542,200
2018	509,960
2019	416,963
2020	424,113
Thereafter	596,503
	Ps.	3,128,495

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

Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined) available to third-party concessionaries of broadcast television (as defined) for commercial purposes in a non-discriminatory and non-exclusive manner.

Advertising sales — The preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings.

Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT.

Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily in certain time on such channels, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT.

There are currently no judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector.

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

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group does not have substantial power in such market (“IFT Resolution”). Although this resolution is final at the administrative level, certain third parties have filed amparo proceedings challenging the constitutionality of the IFT Resolution; those challenges are still under review by the relevant courts and the Company’s managements is unable to predict the outcome of those challenges.

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

27.                               Events after the Reporting Period

In February 2016, the Company’s Board of Directors approved a proposal for a dividend of Ps. 0.35 per CPO payable in the second quarter of 2016, subject to the approval of the Company’s stockholders.

In March 2016, the Group announced the acquisition of the remaining 50% equity interest of TVI in the aggregate amount of Ps.6,750,000, including the assumption of long-term liabilities in the aggregate amount of Ps.4,750,000 with maturities between 2017 and 2020, and a cash payment of Ps.2,000,000. Until such acquisition is completed in the second half of 2016, a non-controlling interest will participate as a shareholder of CVQ, a direct subsidiary of the Company. This transaction also provides for the acquisition of the non-controlling interest in CVQ in the amount of Ps.1,258,000, which is included in the total amount of the transaction. This transaction complies with the guidelines and timetable established in the authorization by the IFT. With the ownership of the 100% of the equity interest of TVI, the Group will be better positioned to exploit efficiencies and economies of scale among all its cable operations throughout Mexico and continue expanding its offer of video, voice and data services. The effect of this transaction in the equity attributable to stockholders of the Company as of March 31, 2016, is estimated as follows:

	Acquisition of a Non-controlling Interest
Carrying value of the non-controlling interest in TVI	Ps.	768,703
Consideration for the 50% equity interest of TVI		(5,492,000)
Decrease in retained earnings attributable to stockholders of the Company	Ps.	(4,723,297)

In March 2016, (i) Sky entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023 and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%, and prepaid an intercompany long-term loan in the principal amount of Ps.3,500,000; and (ii) the Company prepaid a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000.