Form 20-F/A
period 2015-12-31
GRUPO TELEVISA, S.A.B.
filed 2016-05-09
CIK 912892

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

☐ Yes   ☒ No

Explanatory Note

At the time of the filing of the Grupo Televisa, S.A.B.’s (the “Company”) Form 20-F with the U.S. Securities and Exchange Commission on April 29, 2016 (the “Original Filing”), there was a misunderstanding regarding whether PricewaterhouseCoopers, S.C., the Company’s independent public accounting firm, had completed its audit procedures in light of an anonymous letter received by the Company accusing certain Company executives of malfeasance.  Because PricewaterhouseCoopers had not completed its audit procedures at the time of the Original Filing, the Company is amending its Form 20-F to remove the audit report, associated consent and the reference in Item 15 to the audit of the effectiveness of the internal control over financial reporting, to permit the Company to perform the investigation described below and so that PricewaterhouseCoopers can complete its audit.

This letter has also now been the subject of recent press reports.  The Company, with the assistance of outside counsel, immediately commenced an investigation which has to date, without exception, confirmed the fictitious nature of the accusations in the letter, and the Company therefore believes that the letter and its allegations of wrongdoing are false and immaterial.

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

Date: May 6, 2016