Form 20-F/A
period 2015-12-31
GRUPO TELEVISA, S.A.B.
filed 2016-07-08
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

☐ Yes   ☒ No

Explanatory Note

At the time of the filing of the Grupo Televisa, S.A.B.’s (the “Company”) Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016 (the “Original Filing”), there was a misunderstanding regarding whether PricewaterhouseCoopers, S.C. (“PWC”), the Company’s independent public accounting firm, had completed its audit procedures in light of an anonymous letter, dated April 20, 2016 (the “Letter”), received by the Company which contains certain accusations of wrongdoing against certain executive officers of the Company. Because PWC had not completed its audit procedures at the time of the Original Filing, the Company amended its Form 20-F on May 9, 2016 (“Amendment #1”) to remove the audit report, associated consent and the reference in Item 15 to the audit of the effectiveness of the internal control over financial reporting, to permit the Company to perform an investigation described below and so that PWC could complete its audit.

As a consequence of the Letter, the Board of Directors, through the Audit Committee, commenced an investigation of the content of the Letter. In this respect, the Company hired the law firm Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its external legal advisors and the Audit Committee hired the law firm Kramer, Levin, Naftalis & Frankel (“Kramer”) as its independent external legal advisors (jointly Wachtell and Kramer, the “Lawyers”) in order to conduct the aforementioned investigation, being assisted by Alix Partners (a forensic accounting firm) and Nardello & Company (an independent investigation company). The investigation has concluded, and the Lawyers submitted their findings and conclusions to the Audit Committee and to the Board of Directors of the Company, finding the falsity of each and every of such allegations. As a result of the findings of the investigation and conclusions resulting therefrom, the Audit Committee and the Board of Directors of the Company, unanimously, approved the conclusions that found, among others, that there is significant evidence that refutes each and every allegation of wrongdoing.

The Company has been informed by PWC that it has completed its integrated audit of the Company’s consolidated financial statements for the year ended December 31, 2015 and of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 and has authorized the use of its name on the audit report dated July 7, 2016 (which is referenced in Item 15 of the Form 20-F) and the consent dated July 7, 2016 included in this amendment to the Company’s 20-F (“Amendment #2”).  This Amendment #2 amends the Original Filing and Amendment #1 to include an updated audit report, associated consent and reference in Item 15 to the audit of the effectiveness of the internal control over financial reporting.

No other changes have been made to the Original Filing. The consolidated financial statements and notes to the consolidated financial statements included herein in Item 18 remain the same as those filed in the Original Filing. This Amendment #2 reflects information as of the original filing date of the Original Filing, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Original Filing, except as specifically noted above. This Amendment #2 also includes currently dated certifications from each of the Company’s Chief Executive Officer and our Chief Financial Officer, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended.

Part I

Item 8. Financial Information

See “Financial Statements” and pages F-1 through F-76, which are incorporated in this Item 8 by reference.

Part III

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

4.18*†	— Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V. and Univision Communications Inc.
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

4.21*†

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

4.41†	English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V.
8.1†	— List of Subsidiaries of Registrant.
12.1	— CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 7, 2016.
12.2	— CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 7, 2016.
13.1	— CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 7, 2016.
13.2	— CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 7, 2016.
23.1	— Consent of PricewaterhouseCoopers, S.C.

*                       Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†                       Previously filed

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

Date: July 7, 2016

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2015 AND 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

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
July 7, 2016

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